Form 20-F
period 2020-12-31
BioNTech SE
filed 2021-03-30
CIK 1776985

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Ordinary shares, no par value, with a notional amount attributable to each share of €1 outstanding as of March 30, 2021, no par value: 241,521,065

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

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

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

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

All references in this Annual Report to “$” mean U.S. dollars and all references to “€” mean Euros.

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

These forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause our actual results of operations, financial condition, liquidity, performance, prospects, opportunities, achievements or industry results, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or suggested by, these forward-looking statements. These forward-looking statements are based on assumptions regarding our present and future business strategies and the environment in which we expect to operate in the future. Important factors that could cause those differences include, but are not limited to:

•

our expected revenues and net profit related to sales of our COVID-19 vaccine, referred to as COMIRNATY® in the European Union as authorized for use under conditional marketing approval, in territories controlled by our collaboration partners, particularly for those figures that are derived from preliminary estimates provided by our partners;

•	our pricing and coverage negotiations with governmental authorities, private health insurers and other third-party payors after our initial sales to national governments;

•	the extent to which a COVID-19 vaccine continues to be necessary in the future;

•

competition from other COVID-19 vaccines or related to our other product candidates, including those with different mechanisms of action and different manufacturing and distribution constraints, on the basis of, among other things, efficacy, cost, convenience of storage and distribution, breadth of approved use, side-effect profile and durability of immune response;

•	our ability and that of our collaborators to commercialize our COVID-19 vaccine and our product candidates, if approved;

•	the pricing and reimbursement of our COVID-19 vaccine and our investigational medicines, if approved;

•	the rate and degree of market acceptance of our COVID-19 vaccine and our investigational medicines, if approved;

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

•	the timing of and our ability to obtain and maintain regulatory approval for our product candidates;

•	our ability to identify research opportunities and discover and develop investigational medicines;

•	the ability and willingness of our third-party collaborators to continue research and development activities relating to our development candidates and investigational medicines;

•	our expectations regarding the size of the patient populations for our product candidates, if approved for commercial use;

•	the impact of the COVID-19 pandemic on our development programs, supply chain, collaborators and financial performance;

•	unforeseen safety issues and claims for personal injury or death arising from the use of our COVID-19 vaccine and other products and product candidates developed or manufactured by us;

•	our estimates of our expenses, ongoing losses, future revenue and capital requirements and our needs for or ability to obtain additional financing;

•	our ability to identify, recruit and retain key personnel;

•	our and our collaborators’ ability to protect and enforce our intellectual property protection for our proprietary and collaborative product candidates, and the scope of such protection;

•	the development of and projections relating to our competitors or our industry;

•	our ability and that of our collaborators to commercialize and market our product candidates, if approved, including our COVID-19 vaccine;

•	the pricing and reimbursement of our investigational medicines, if approved, including our COVID-19 vaccine;

•	the rate and degree of market acceptance of our investigational medicines, if approved, including our COVID-19 vaccine;

•	the amount of and our ability to use net operating losses and research and development credits to offset future taxable income;

•	our ability to manage our development and expansion;

•	regulatory developments in the United States and foreign countries;

•	our ability to effectively scale our production capabilities and manufacture our products, including our COVID-19 vaccine, and our product candidates;

•	our ability to implement, maintain and improve effective internal controls; and

•	other factors not known to us at this time.

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

Not applicable.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Our business is subject to various risks, including those described below. You should consider carefully the risks and uncertainties described below and in our future filings. If any of the following risks are realized, our business, financial condition, results of operations and prospects could be materially and adversely affected. Additionally, risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition, results of operations and/or prospects.

Risk Factors Summary

Investing in the ADSs involves various risks. You should carefully read and consider the matters discussed in this Annual Report under the heading “Risk Factors,” which include the following risks:

•	Our revenue depends heavily on sales of our COVID-19 vaccine, and our future revenues from our COVID-19 vaccine are uncertain.
•

Our commercial revenue is based on preliminary estimates of COVID-19 vaccine sales and costs from Pfizer Inc., or Pfizer, that are likely to change in future periods, which will impact our reported financial results.

•

We may not be able to demonstrate sufficient efficacy or safety of our COVID-19 vaccine to obtain permanent regulatory approval in the United States, the United Kingdom, the European Union, or other countries where it has been authorized for emergency use or granted conditional marketing approval.

•	We face significant competition with other makers of COVID-19 vaccines and may be unable to maintain a competitive market share for our COVID-19 vaccine.
•

We have only recently built our marketing and sales organization. If we are unable to continue to increase our marketing and sales capabilities on our own or through third parties, we may not be able to market and sell our product candidates effectively in the United States and other jurisdictions, if approved, or generate product sales revenue.

•

Even if we obtain regulatory approval for our product candidates, the products may not gain the market acceptance among physicians, patients, hospitals, cancer treatment centers and others in the medical community necessary for commercial success.

•

Our operating results may fluctuate significantly, which makes our future operating results difficult to predict. If our operating results fall below expectations, the price of the ADSs representing our shares could decline.

•

We may require substantial additional financing to achieve our goals, and a failure to obtain this capital on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development programs, commercialization efforts or other operations.

•

We have in the past identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. If we fail to remediate our material weakness, we may not be able to report our financial results accurately or to prevent fraud.

•

As a “foreign private issuer,” we are exempt from a number of rules under the U.S. securities laws, as well as Nasdaq rules, and we are permitted to file less information with the SEC than U.S. companies. This may limit the information available to holders of the ADSs and may make our ordinary shares and the ADSs less attractive to investors.

•	We face risks related to health epidemics and pandemics, such as COVID-19, that could adversely affect our operations.
•	mRNA drug development has substantial clinical development and regulatory risks due to limited regulatory experience with mRNA immunotherapies.
•

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

•	Results of earlier studies and trials of our product candidates may not be predictive of future trial results.
•

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

•

If our efforts to obtain, maintain, protect, defend and/or enforce the intellectual property related to our COVID-19 vaccine or our product candidates and technologies are not adequate, we may not be able to compete effectively in our market.

•	We have experienced and may continue to experience significant volatility in the market price of the ADSs representing our ordinary shares.
•	Our principal shareholders and management own a significant percentage of our ordinary shares and will be able to exert significant control over matters subject to shareholder approval.

Risk Factors

Our business is subject to various risks, including those described below. You should consider carefully the risks and uncertainties described below and in our future filings. If any of the following risks are realized, our business, financial condition, results of operations and prospects could be materially and adversely affected. Additionally, risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition, results of operations and/or prospects.

Risks Related to our COVID-19 vaccine and the Commercialization of our Pipeline

Our revenue depends heavily on sales of our COVID-19 vaccine, and our future revenues from our COVID-19 vaccine are uncertain.

Our COVID-19 vaccine was granted emergency use authorization in the United States and the United Kingdom, and conditional marketing approval in the European Union, in December 2020, followed by emergency or limited use authorization in a number of other countries and approval for use in certain other countries. Prior to this, we had not sold or marketed any products in our pipeline. As a result, we expect that a majority of our total revenues, and all of our product revenues, in 2021 will be attributable to sales of our COVID-19 vaccine. There is intense competition in the field of COVID-19 vaccines, including with other vaccines that have been authorized for emergency use and those in late-stage clinical development. Our future revenues from sales of our COVID-19 vaccine depend on numerous factors, including:

•

competition from other COVID-19 vaccines, including those with different mechanisms of action and different manufacturing and distribution constraints, on the basis of, among other things, efficacy, cost, convenience of storage and distribution, breadth of approved use, side-effect profile and durability of immune response;

•	the extent of the spread of COVID-19 infection;
•	the extent to which a COVID-19 vaccine continues to be necessary beyond the current pandemic;
•	the durability of immune response generated by our COVID-19 vaccine, which has not yet been demonstrated in clinical trials;
•	our ability to receive full regulatory approvals;
•	our pricing and coverage negotiations with governmental authorities, private health insurers and other third-party payors after our initial sales to national governments;
•	the extent to which SARS-CoV-2 mutates and the efficacy of our COVID-19 vaccine in preventing COVID-19 infection from mutated strains;
•	the ability of countries and jurisdictions to store and distribute doses of our COVID-19 vaccine to end users at cold temperatures;
•

the safety profile of our COVID-19 vaccine, including if previously unknown side effects or increased incidence or severity of known side effects as compared to those seen during clinical trials are identified with our COVID-19 vaccine with widespread global use after approval; and

•	our manufacturing and distribution capabilities for our COVID-19 vaccine.

While our COVID-19 vaccine has established a competitive commercial profile, we cannot ensure it will maintain its competitive position as competing vaccines become approved, and we cannot accurately predict the revenues our COVID-19 vaccine will generate in future periods or for how long our COVID-19 vaccine will continue to generate material revenues. If our revenues, market share and/or other indicators of market acceptance of our COVID-19 vaccine do not meet the expectations of investors or securities analysts, the market price of the ADSs representing our ordinary shares may decline. In addition, if one or more of the factors above negatively affects our COVID-19 vaccine sales, our business and financial condition could be materially harmed.

Our commercial revenue is based on preliminary estimates of COVID-19 vaccine sales and costs from Pfizer Inc., or Pfizer, that are likely to change in future periods, which may impact our reported financial results.

Our reported commercial revenue is based on preliminary estimates from Pfizer, and other assumptions and judgments that we have made, which may be subject to significant uncertainties. Although our revenue recognition policy is based on facts and circumstances known to us and various other assumptions that we believe to be reasonable under the circumstances, our actual results may deviate from such reported revenue.

We depend on Pfizer to determine and provide estimates of the costs and profits to be shared with us in the countries where it is commercializing our COVID-19 vaccine under our collaboration agreement with Pfizer for our COVID-19 vaccine, which we refer to as the Pfizer Agreement. Because the information supplied by Pfizer is preliminary and is subject to change, the commercial revenue we report based on such information is also subject to finalization. This is particularly true for vaccine sales outside of the United States, where Pfizer has a different reporting cycle than ours. As a result, we may not have the complete sales results outside of the United States for any given period, but we are nonetheless required to report estimated figures.

For example, for the year ended December 31, 2020, Pfizer provided us profit figures for our COVID-19 vaccine sales in the United States using standard U.S. transfer prices and manufacturing and shipping cost variances (as far as those have been identified) that could be subject to adjustment (e.g., due to changes in manufacturing costs or the price of our COVID-19 vaccine). Pfizer also provided estimated profits for COVID-19 vaccine sales outside of the United States that were preliminary in nature, as Pfizer's subsidiaries outside of the United States do not have a fiscal year end of December 31. These estimated figures are likely to change as we receive final data from Pfizer for the year ended December 31, 2020 in accordance with the reporting cycle of its ex-U.S. subsidiaries and as actual costs become known. Further, to the extent that Pfizer does not provide such preliminary information in the future, our provisional sales figures for territories outside of the United States will be subject to an even greater level of estimates and judgments. Any changes to the preliminary data we report herein may have an impact on our reported revenues and expenses, profitability or financial position.

Our COVID-19 vaccine is sensitive to temperature, shipping and storage conditions and could be subject to risk of loss or damage.

Our COVID-19 is, and other product candidates we develop could be, sensitive to temperature, storage and handling conditions. In particular, our COVID-19 vaccine must be shipped and stored at very cold temperatures. Loss in supply of our COVID-19 vaccine and our product candidates could occur if the product or product intermediates are not stored or handled properly. Shelf life for our product candidates may vary by product, and it is possible that supply of our COVID-19 vaccine or our product candidates could be lost due to expiration prior to use. This has in the past led and could in the future lead to additional manufacturing costs and delays in our ability to supply required quantities for clinical trials or for commercial purposes. Such distribution challenges may make our COVID-19 vaccine a less attractive product than other COVID-19 vaccines that do not require extremely cold storage, and our COVID-19 vaccine may become increasingly less competitive as additional other vaccines become authorized for emergency use. If we, our partners and customers are unable to adequately manage these issues, the market opportunity for our COVID-19 vaccine may be reduced which could adversely affect our business prospects and our financial condition could be materially harmed.

We may not be able to demonstrate sufficient efficacy or safety of our COVID-19 vaccine to obtain permanent regulatory approval in the United States, the United Kingdom, the European Union, or other countries where it has been authorized for emergency use or granted conditional marketing approval.

Our COVID-19 vaccine was granted emergency use authorization in the United States and the United Kingdom, and conditional marketing approval in the European Union, in December 2020, followed by emergency or limited use authorization in a number of other countries and approval for use in certain other countries. Our COVID-19 vaccine has not yet been approved by the U.S Food and Drug Administration, or FDA, the European Medical Agency, or EMA, or other regulatory authorities in a number of countries. We and Pfizer Inc. or Pfizer, intend to continue to observe our COVID-19 vaccine and other variants of a COVID-19 vaccine candidate in global clinical trials. It is possible that subsequent data from these clinical trials may not be as favorable as data we submitted to the FDA, the EMA or other regulatory authorities to support our applications for emergency use authorization or conditional marketing approval or that concerns with the safety of our COVID-19 vaccine will arise from the widespread use of our COVID-19 vaccine outside of clinical trials. Our COVID-19 vaccine may not receive approval outside of the emergency use setting in the countries where it is not currently approved, which could adversely affect our business prospects.

If we discover safety issues with our products, including our COVID-19 vaccine, that were not known at the time of approval or if we fail to comply with continuing regulatory requirements, commercialization efforts for our products could be negatively affected, approved products could lose their approval or sales could be suspended, and our business and reputation could be materially harmed.

Our COVID-19 vaccine and any other product candidates for which we receive approval or emergency use authorization are subject to continuing regulatory oversight, including the review of additional safety information. Our COVID-19 vaccine will be more widely used by patients as an authorized product than it was used in clinical trials and therefore side effects and other problems may be observed after emergency use authorization that were not seen or anticipated, or were not as prevalent or severe, during clinical trials. We cannot provide assurance that newly discovered or developed safety issues will not arise. With the use of any vaccine by a wide patient population, serious adverse events may occur from time to time that did not arise in the clinical trials of the product or that initially appeared to be unrelated to the vaccine itself and only with the collection of subsequent information were found to be causally related to the product. Any such safety issues could cause us to suspend or cease marketing of our approved products, possibly subject us to substantial liabilities, and adversely affect our ability to generate revenue and our financial condition. The subsequent discovery of previously unknown problems with a product could negatively affect commercial sales of the product, result in restrictions on the product or lead to the withdrawal of the product from the market. The reporting of adverse safety events involving our products or public speculation about such events could cause the price of the ADSs representing our ordinary shares to decline or experience periods of volatility.

Unexpected safety issues, including any that we have not yet observed in our clinical trials for our COVID-19 vaccine, could lead to significant reputational damage for us and our product development platforms going forward and other issues, including delays in our other programs, the need for re-design of our clinical trials and the need for significant additional financial resources. We also may be restricted or prohibited from marketing or manufacturing our COVID-19 vaccine, even after obtaining product approval, if previously unknown problems with the product or its manufacture are subsequently discovered.

If we or our collaborators fail to comply with applicable continuing regulatory requirements, we or our collaborators may be subject to fines, suspension or withdrawal of regulatory approvals for specific drugs, product recalls and seizures, operating restrictions and/or criminal prosecutions. In addition, the manufacturers we engage to make our products and the manufacturing facilities in which our products are made are subject to periodic review and inspection by the FDA and foreign regulatory authorities. If problems are identified during the review or inspection of these manufacturers or manufacturing facilities, it could result in our inability to use the facility to make our product or a determination that inventories are not safe for commercial sale. Any of these factors could adversely affect our business prospects and our financial position could be materially harmed.

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

The availability and extent of reimbursement by governmental and private payors is essential for most patients to be able to afford certain treatments, including our COVID-19 vaccine and other product candidates we may develop and sell. In addition, because our mRNA product candidates represent an entirely new therapeutic modality, we cannot accurately estimate how future products we may develop and sell would be priced, whether reimbursement could be obtained, or any potential revenue. Sales of our product candidates will depend substantially, both domestically and abroad, on the extent to which the costs of our product candidates will be paid by health maintenance, managed care, pharmacy benefit, and similar healthcare management organizations, or reimbursed by government health administration authorities, private health coverage insurers and other third-party payors. If reimbursement is not available, or is available only to limited levels, we may not be able to successfully commercialize our product candidates. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish or maintain pricing sufficient to realize an adequate return on our investment in any of our products.

There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products in particular in the United States, including genetic medicines. In the United States, the principal decisions about reimbursement for new medicines are typically made by the Centers for Medicare & Medicaid Services, or CMS, an agency within the U.S. Department of Health and Human Services, or HHS, as CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare. Private payors tend to follow CMS to a substantial degree. It is difficult to predict what CMS will decide with respect to reimbursement for novel products such as ours. Reimbursement agencies in Europe may be more conservative than CMS. For example, a number of cancer drugs have been approved for reimbursement in the United States but have not been approved for reimbursement in certain European countries.

Outside the United States, certain countries, including a number of member states of the European Union, set prices and reimbursement for pharmaceutical products, with limited participation from the marketing authorization holders. We cannot be sure that such prices and reimbursement will be acceptable to us or our collaborators. If the regulatory authorities in these jurisdictions set prices or reimbursement levels that are not commercially attractive for us or our collaborators, our revenues from sales by us or our collaborators, and the potential profitability of our drug products, in those countries would be negatively affected. An increasing number of countries are taking initiatives to attempt to reduce large budget deficits by focusing cost-cutting efforts on pharmaceuticals for their state-run health care systems. These international price control efforts have impacted all regions of the world but have been most drastic in the European Union. Additionally, some countries require approval of the sale price of a product before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. As a result, we might obtain marketing approval for a product in a particular country, but then may experience delays in the reimbursement approval of our product or be subject to price regulations that would delay our commercial launch of the product, possibly for lengthy time periods, which could negatively impact the revenues we are able to generate from the sale of the product in that particular country.

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

The imposition of export controls on our COVID-19 vaccine in the European Union or in other jurisdictions could severely and adversely impact our manufacturing activities, commercial activities and financial results.

Governments of the jurisdictions in which we or our partners produce our COVID-19 vaccine may prohibit us from delivering orders of our COVID-19 vaccine to customers in other jurisdictions.

The European Union and other regions have imposed, or threatened to impose, export controls that would limit or block the delivery of COVID-19 vaccines manufactured in their territories in instances where manufacturers have been delayed or have not fully satisfied their delivery obligations to such governments. If the European Union enforces an export authorization scheme on COVID-19 vaccines, we may be prohibited from exporting commercial supply of the vaccine from our manufacturing site in Germany to non-EU countries (and Pfizer may likewise be prohibited from exporting out of its manufacturing site in Belgium). Such restrictions may have a material impact on our manufacturing or distribution activities, and the commercialization of our COVID-19 vaccine.

Our ability to generate income from sales of our COVID-19 vaccine is uncertain, due to government interest and public perception regarding a vaccine.

As a result of the emergency pandemic situations in many countries, there is a heightened risk that a COVID-19 vaccine may be subject to adverse governmental actions in certain countries, including intellectual property expropriation, compulsory licenses, strict price controls or other actions. Additionally, we may need to, or we may be required by governmental or non-governmental authorities to, set aside specific quantities of doses of our COVID-19 vaccine for designated purposes or geographic areas. We face challenges related to the allocation of supply of our COVID-19 vaccine, particularly with respect to geographic distribution.

Furthermore, public sentiment regarding commercialization of a COVID-19 vaccine may limit or negate our ability to generate income from sales of our COVID-19 vaccine. Given that COVID-19 has been designated as a pandemic and represents an urgent public health crisis, we have faced significant public attention and scrutiny over any current and any future business models and pricing decisions with respect to our COVID-19 vaccine. If we are unable to successfully manage these risks, we could face significant reputational harm, which could negatively affect the price of the ADSs representing our ordinary shares.

We face significant competition with other makers of COVID-19 vaccines and may be unable to maintain a competitive market share for our COVID-19 vaccine.

A large number of vaccine manufacturers, academic institutions and other organizations currently have programs to develop COVID-19 vaccine candidates and certain other vaccines have been authorized for emergency use or approved in various countries. For example, Moderna, Inc.’s vaccine candidate, mRNA-1273, has been approved for emergency use in the United States, United Kingdom, European Union and other countries. While we are not aware of all of our competitors’ efforts, other vaccine candidates developed by the Gamaleya Research Institute of Epidemiology and Microbiology, the University of Oxford/AstraZeneca plc, CanSino Biologics Inc., Johnson & Johnson, the Vector Institute, Novavax, Inc., China National Pharmaceutical Group (Sinopharm)/Beijing Institute of Biological Products and Wuhan Institute of Biological Products, Sinovac Biotech Ltd., Bharat Biotech International Limited and other companies are in late stages of clinical development or have been authorized for emergency use or approved in certain countries. Our competitors pursuing vaccine candidates may have greater financial, product candidate development, manufacturing and marketing resources than we do. Larger pharmaceutical and biotechnology companies have extensive experience in clinical testing and obtaining regulatory approval for their products, and may have the resources to invest heavily to accelerate discovery and development of their vaccine candidates.

Our efforts to successfully commercialize our COVID-19 vaccine may fail if competitors develop and commercialize COVID-19 vaccines that are safer, more effective, produce longer immunity against COVID-19, require fewer administrations, have fewer or less severe side effects, have broader market acceptance, are more convenient to administer or distribute or are less expensive than any vaccine candidate that we have developed or we may develop.

We are developing other product candidates in an environment of rapid technological and scientific change, and our failure to effectively compete would prevent us from achieving significant market penetration. Most of our competitors have significantly greater resources than we do and we may not be able to compete successfully.

The pharmaceutical market is intensely competitive and rapidly changing. Many large pharmaceutical and biotechnology companies, academic institutions, governmental agencies, and other public and private research organizations are pursuing the development of novel drugs for the same diseases that we are targeting or expect to target. Many of our competitors have:

•	greater financial, technical and human resources than we have at every stage of the discovery, development, manufacture and commercialization of products;
•	more extensive experience in preclinical testing, conducting clinical trials, obtaining regulatory approvals, and in manufacturing, marketing and selling drug products;
•	product candidates that are based on previously tested or accepted technologies;
•	products that have been approved or are in late stages of development; and
•	collaborative arrangements in our target markets with leading companies and research institutions.

We will face intense competition from drugs that have already been approved and accepted by the medical community for the treatment of the conditions for which we may develop drugs in the future. We also expect to face competition from new drugs that enter the market. There are a number of drugs currently under development, which may become commercially available in the future, for the treatment of conditions for which we are trying, or may in the future try, to develop drugs. These drugs may be more effective, safer, less expensive, or marketed and sold more effectively, than any products we develop.

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

If we successfully develop other product candidates, and obtain approval for them, we will face competition based on many different factors, including:

•	the safety and effectiveness of our products relative to alternative therapies, if any;
•	the ease with which our products can be administered and the extent to which patients accept relatively new routes of administration;
•	the timing and scope of regulatory approvals for these products;
•	the availability and cost of manufacturing, marketing and sales capabilities;
•	the price of any approved immunotherapy;
•	reimbursement coverage; and
•	intellectual property position.

Our competitors may develop or commercialize products with significant advantages over any products we develop based on any of the factors listed above or on other factors. In addition, our competitors may develop collaborations with or receive funding from larger pharmaceutical or biotechnology companies, providing them with an advantage over us. Our competitors therefore may be more successful in commercializing their products than we are, which could adversely affect our competitive position and business. Competitive products may make any products we develop obsolete or noncompetitive before we can recover the expenses of developing and commercializing our products, if approved.

The market opportunities for certain of our product candidates may be small due to the rarity of the disease, or limited to those patients who are ineligible for or have failed prior treatments. As the target patient populations for some of our programs are small, we may never achieve or maintain profitability without obtaining regulatory approval for additional indication.

The FDA often approves new cancer therapies initially only for use by patients with relapsed or refractory advanced cancer. We expect to seek approval initially of certain of our product candidates in this context. Subsequently, for those products that prove to be sufficiently beneficial, we would expect to seek approval in earlier lines of treatment and potentially as a first-line therapy but there is no guarantee that our product candidates, even if approved, would be approved for earlier lines of therapy, and, prior to any such approvals, we may have to conduct additional clinical trials. We are also developing product candidates for the treatment of rare diseases.

Our projections of the number of people who have or will have the diseases we may be targeting may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of these diseases. The number of trial participants may turn out to be lower than expected. Additionally, the potentially addressable patient population for our product candidates may be limited or may not be amenable to treatment with our product candidates. Even if we obtain significant market share for our products, if approved, because the potential target populations may be small, we may never achieve or maintain profitability without obtaining regulatory approval for additional indications.

We have only recently built our marketing and sales organization. If we are unable to continue to increase our marketing and sales capabilities on our own or through third parties, we may not be able to market and sell our product candidates effectively in the United States and other jurisdictions, if approved, or generate product sales revenue.

We have only recently developed our sales, distribution or marketing capabilities, and, other than for our COVID-19 vaccine, we have not historically designed our preclinical studies and clinical trials with specific commercialization or marketing considerations in mind. To successfully commercialize our COVID-19 vaccine and any other products that may result from our development programs, we will need to continue developing sales and marketing capabilities in the United States, Europe and other regions, either on our own or with others. We may enter into collaborations with other entities to utilize their mature marketing and distribution capabilities, but we may be unable to enter into marketing agreements on favorable terms, if at all. If our current and future collaborators do not commit sufficient resources to commercialize our COVID-19 vaccine and our future products, if any, and we are unable to develop the necessary marketing capabilities on our own, we may be unable to generate sufficient product sales revenue to sustain our business. We will be competing with many companies that currently have extensive and well-funded marketing and sales operations. Without a significant internal team or the support of a third party to perform marketing and sales functions, we may be unable to compete successfully against these more established companies.

Our ability to achieve or maintain profitability depends in part on our and our collaborators’ ability to penetrate global markets, where we would be subject to additional regulatory burdens and other risks and uncertainties associated with international operations that could materially adversely affect our business.

Our ability to achieve or maintain profitability will depend in part on our ability and the ability of our collaborators to commercialize any products that we or our collaborators may develop in markets throughout the world. Commercialization of products in various markets could subject us to risks and uncertainties, including:

•	obtaining, on a country-by-country basis, the applicable marketing authorization from the competent regulatory authority;
•	the burden of complying with complex and changing regulatory, tax, accounting, labor and other legal requirements in each jurisdiction that we or our collaborators pursue;
•	reduced protection for intellectual property rights;
•	differing medical practices and customs affecting acceptance in the marketplace;
•	import or export licensing requirements;
•	governmental controls, trade restrictions or changes in tariffs;
•	economic weakness, including inflation, or political instability in particular non-U.S. economies and markets;
•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad;
•	longer accounts receivable collection times;
•	longer lead times for shipping;

•	language barriers;
•	foreign currency exchange rate fluctuations;
•	the impact of public health epidemics and pandemics, such as the COVID-19 pandemic, on employees and the global economy;
•	reimbursement, pricing and insurance regimes; and
•	the interpretation of contractual provisions governed by local laws in the event of a contract dispute.

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

Even with the requisite approvals, the commercial success of our products will depend in part on the medical community, patients, and third- party or governmental payors accepting immunotherapies in general, and our products in particular, as medically useful, cost-effective and safe.

Any product that we bring to the market may not gain market acceptance by physicians, trial participants, third-party payors, and others in the medical community. Additionally, ethical, social and legal concerns about genetic research could result in additional regulations restricting or prohibiting the products and processes we may use. If these products do not achieve an adequate level of acceptance, we may not generate significant product sales revenue and may not be able to achieve or maintain profitability. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including:

•	the potential efficacy and potential advantages over alternative treatments;
•	the ability to offer our products, if approved, at competitive prices;
•	the prevalence and severity of any side effects, including any limitations or warnings contained in a product’s approved labeling;
•	the prevalence and severity of any side effects resulting from checkpoint inhibitors or other drugs or therapies with which our products are administered;
•	relative convenience and ease of transportation, storage and administration;
•	any restrictions on the use of our products, if approved, together with other medications;
•	the willingness of the target patient population to try new therapies, such as mRNA vaccines and therapies, and of physicians to prescribe these therapies;
•	the strength of marketing and distribution support and timing of market introduction of competitive products;
•	publicity concerning our products or competing products and treatments; and
•	sufficient third-party insurance coverage or reimbursement, and patients’ willingness to pay out-of-pocket in the absence of third- party coverage or adequate reimbursement.

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

In addition, if any of our products are approved for marketing, we or a collaborator will be subject to significant regulatory obligations regarding the submission of safety and other post-marketing information and reports for such product, and will need to continue to comply (or ensure that our third-party providers comply) with current good manufacturing practices, or GMP, and current good clinical practices, or GCP, for any clinical trials that we or a collaborator conduct post-approval. In addition, there is always the risk that we or a collaborator or regulatory authority might identify previously unknown problems with a product post-approval, such as adverse events of unanticipated severity or frequency. Compliance with these requirements is costly, and any such failure to comply or other issues with our product candidates identified post-approval could have a material adverse impact on our business, financial condition and results of operations.

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

Third-party payors decide which drugs and treatments they will cover and the amount of reimbursement. Reimbursement by a third-party payor may depend upon a number of factors, including, but not limited to, the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;
•	safe, effective and medically necessary;
•	appropriate for the specific patient;
•	cost-effective; and
•	neither experimental nor investigational.

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

In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage for the product. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

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

In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs. For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or the ACA, was passed, which substantially changes the way health care is financed by both governmental and private insurers, and significantly impacts the U.S. pharmaceutical industry. The ACA, among other things, increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations, established annual fees and taxes on manufacturers of certain branded prescription drugs, and promoted a new Medicare Part D coverage gap discount program. Considerable uncertainty remains regarding the implementation and impact of the ACA.

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

The delivery of healthcare in the European Union, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than European Union, law and policy. National governments and health service providers have different priorities and approaches to the delivery of health care and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most EU member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing European Union and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of our product candidates, restrict or regulate post- approval activities, and affect our ability to commercialize any products for which we obtain marketing approval.

We expect that additional healthcare reform measures or proposals will be adopted in the future, any of which could limit the amounts that governments will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures. In the event that the pricing structures for healthcare products, such as the product candidates we are developing, change materially and limit payments for such product candidates, our business will be adversely impacted as our products may no longer be commercially viable based on their expected net present value; we may have invested significant resources in products that cannot be commercially developed; or we may determine that assets that have reached an early phase of development cannot or will not be taken into further development, notwithstanding their clinical viability. In addition, development assets or clinical programs that are part of our collaborations may no longer be deemed commercially viable to pursue based on our collaborators’ assessments of the impact of any proposed, announced, or legislated pricing reforms.

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

European Union drug marketing and reimbursement regulations may materially affect our ability to market and receive coverage for our products in the member states of the European Union.

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

In addition, in most countries outside the United States, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing and reimbursement vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. Reference pricing used by various member states and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. In some countries, we may be required to conduct a clinical trial or other studies that compare the cost-effectiveness of any of our product candidates to other available therapies in order to obtain or maintain reimbursement or pricing approval. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, products launched in the European Union do not follow price structures of the United States and, generally, prices tend to be significantly lower in the European Union. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If pricing is set at unsatisfactory levels or if reimbursement of our products is unavailable or limited in scope or amount, our revenues from sales by us or our collaborators and the potential profitability of any of our product candidates in those countries would be negatively affected.

Risks Related to our Financial Condition and Capital Requirements

We have incurred significant losses since our inception and we may continue to incur significant losses in the foreseeable future, which makes it difficult to assess our future viability.

In the past, we have incurred significant losses leading to accumulated losses of €409.6 million as of December 31, 2020. We have devoted most of our financial resources to research and development, including our clinical and preclinical development activities and the development of our platforms. Prior to December 2020, we financed our operations primarily through the sale of equity securities and proceeds from collaborations and, to a lesser extent, through revenue from manufacturing operations and grants from governmental and private organizations. More recently, we have financed our operations from revenues from sales of our COVID-19 vaccine. Even for those products for which we have obtained regulatory approval or emergency use authorization our future revenues will depend upon the size of any markets in which our product candidates have received approval or authorization to market, our ability to achieve sufficient market acceptance, reimbursement from third-party payors, and adequate market share in those markets. If achieved, profitability is difficult to maintain over time and is highly dependent on various factors. Our future financial results will depend, in part, on the rate of our future expenditures, the extent to which we experience long-term success of our commercial products and our ability to obtain funding through equity or debt financings, sales of assets, collaborations or grants.

We expect to continue to incur significant and increasing operating expenses for the foreseeable future. We anticipate that our expenses will increase substantially if and as we and our collaborators:

•	continue or expand our research or development of our programs in preclinical development;
•	continue or expand the scope of our clinical trials for our product candidates;
•	initiate additional preclinical, clinical, or other trials for our product candidates, including under our collaboration agreements;
•	continue to invest in our immunotherapy platforms to conduct research to identify novel technologies;
•	change or increase our manufacturing capacity or capability;
•	change or add additional suppliers;
•

add additional infrastructure to our quality control, quality assurance, legal, compliance and other groups to support our operations as a public company and our product development and commercialization efforts, including expansion of sites in Germany and new sites in the United States, and potentially others globally;

•	attract and retain skilled personnel;
•	seek marketing approvals and reimbursement for our product candidates;
•	develop our sales, marketing, and distribution infrastructure for our COVID-19 vaccine and any other products for which we may obtain marketing approval or emergency use authorization;
•	seek to identify and validate additional product candidates;
•	acquire or in-license other product candidates and technologies;
•	make milestone or other payments under any in-license agreements;
•	maintain, protect, defend, enforce and expand our intellectual property portfolio; and
•	experience any delays or encounter issues with any of the above.

Our operating results may fluctuate significantly, which makes our future operating results difficult to predict. If our operating results fall below expectations, the price of the ADSs representing our shares could decline.

Our financial condition and operating results have varied in the past and will continue to fluctuate from one financial period to the next due to a variety of factors, many of which are beyond our control.

Factors relating to our business that may contribute to these fluctuations include the following, as well as other factors described elsewhere in this report:

•	the size and timing of orders for our COVID-19 vaccine;
•	delays or failures in advancement of existing or future product candidates into the clinic or in clinical trials;
•	our ability to develop and manufacture our product candidates and commercialize and manufacture our COVID-19 vaccine at commercial scale;
•	our ability to manage our growth;

•	the outcomes of research programs, clinical trials, or other product development or approval processes conducted by us and our collaborators;
•	the ability of our collaborators to develop and successfully commercialize products developed from our suite of therapeutic classes;
•	our relationships, and any associated exclusivity terms, with collaborators;
•	our contractual or other obligations to provide resources to fund our product candidates, and to provide resources to our collaborators or to the collaborations themselves;
•	risks associated with the international aspects of our business outside Germany, including the conduct of clinical trials in multiple locations and potential commercialization in such locations;
•	our ability to minimize and manage product recalls or inventory losses caused by unforeseen events, cold chain interruption or testing difficulties;
•	our ability to report our financial results accurately and in a timely manner;
•	our dependence on, and the need to attract and retain, key management and other personnel;
•	our ability to obtain, protect, maintain, defend and enforce our intellectual property rights;
•	our ability to prevent the theft or infringement, misappropriation or other violation of our intellectual property, trade secrets, know- how or technologies;
•	our and our collaborators’ ability to defend against claims of infringement of the intellectual property rights of third parties;
•

potential advantages that our competitors and potential competitors may have in securing funding, obtaining the rights to critical intellectual property or developing competing technologies or products;

•	our ability to obtain additional capital that may be necessary to expand our business;
•	our collaborators’ ability to obtain and devote additional capital that may be necessary to develop and commercialize products under our collaboration agreements, including our COVID-19 vaccine;
•	our ability to minimize and manage product liability claims arising from the use of our COVID-19 vaccine and our product candidates and other future products, if approved;
•	business interruptions such as power outages, strikes, acts of terrorism or natural disasters; and
•	our ability to use our net operating loss carryforwards to offset future taxable income.

Each of the factors listed above may be affected by the COVID-19 pandemic’s or its impact on the global community and the global economy.

Due to the various factors mentioned above, and others, the results of any of our periods should not be relied upon as indications of our future operating performance. Our operating results may fluctuate significantly from one reporting period to the next, such that a period-to-period comparison of our results of operations may not be a good indication of our future performance.

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

Profitability is difficult to maintain over time and highly dependent on various factors.

Our ability to generate revenue and achieve and maintain profitability depends on our ability, alone or with collaborators, to successfully complete the development of, and obtain the regulatory approvals necessary to commercialize, our product candidates. Although we generate revenue from sales of our COVID-19 vaccine and additional limited revenue from sales of products by our subsidiaries making other sales transactions, the amount of long-term revenue from such sales, including the sales of our COVID-19 vaccine, is uncertain at this time. Our ability to generate future revenues from other pharmaceutical product sales depends heavily on our success in:

•	completing research and preclinical and clinical development of our product candidates;
•	seeking and obtaining U.S. and non-U.S. marketing approvals for product candidates for which we complete clinical trials;
•

furthering the development of our own manufacturing capabilities and manufacturing relationships with third parties in order to provide adequate (in amount and quality) products and services to support clinical development and the market demand for our product candidates, if approved;

•	obtaining market acceptance of our product candidates as a treatment option;
•

launching and commercializing product candidates for which we obtain marketing approval and reimbursement, either through collaborations or, if launched independently, by establishing a sales force, marketing and distribution infrastructure;

•	addressing any competing technological and market developments;
•	implementing additional internal systems and infrastructure;
•	negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter;
•	maintaining, defending, protecting, enforcing and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how; and
•	attracting, hiring and retaining qualified personnel.

Additionally, we have incurred significant costs associated with the commercialization of our COVID-19 vaccine. Our expenses could increase beyond our expectations if we are required by the FDA, the EMA, or other regulatory agencies to perform clinical and other trials or make changes to our manufacturing or quality systems in addition to those that we currently anticipate. Accordingly, such costs could adversely affect our future profitability.

The amount of and our ability to use, net operating losses and research and development credits to offset future taxable income may be subject to certain limitations and uncertainty. In addition, pending and future tax audits within our group, disputes with tax authorities and changes in tax law or fiscal regulations could lead to additional tax liabilities. We are subject to routine tax audits by the respective local tax authorities. Any additional tax liability could have an adverse effect on our business, financial conditions, results of operations or prospects.

In Germany, we have unused tax loss carryforwards for corporate taxes, though we have not recognized deferred tax assets related to such loss carryforwards for International Financial Reporting Standards, or IFRS, reporting purposes in previous years. In general, net operating loss, or NOL, carryforwards in Germany do not expire. Even though we recognized deferred tax assets on a majority of German tax loss carry forwards in 2020, they are, however, subject to review and possible adjustment by the German tax authorities. Deferred tax assets are recognized for unused tax losses only to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Furthermore, under current German tax laws, certain substantial changes in the Company’s ownership and business may further limit the amount of NOL carryforwards that can be used annually to offset future taxable income. In addition, we have U.S. federal and state NOL carryforwards due to our subsidiaries in the United States, which may be subject to limitations on use after an ownership change.

We may not be able to utilize a material portion of our NOLs or credits in either Germany or the United States. In addition, the rules regarding the timing of revenue and expense recognition for tax purposes in connection with various transactions are complex and uncertain in many respects, and, if challenged, our recognition may be subject to a revised assessment. In the event any such challenge is sustained, our NOLs could be materially reduced or we could be determined to be a material cash taxpayer for one or more years which could have an adverse effect on our business, financial conditions, results of operations or prospects.

Furthermore, our ability to use our NOLs or credits is conditioned upon our attaining profitability and generating taxable income. Taxable income exceeding NOLs will be subject to taxation resulting tax liabilities. As described above, we have incurred significant net losses in every year since our inception other than 2018 and anticipate that in the future, we may incur significant losses for some of the group entities. Our ability to utilize our NOL or credit carryforwards in the United States and for some German group entities is uncertain.

Under German tax laws, we are obligated to withhold a percentage of royalty payments we make to third party licensors of intellectual property rights and remit those withholdings to German tax authorities. Late withholding tax payments may subject us to penalties and fees.

Under German tax laws, we are obligated to withhold a percentage of royalty payments we make to third parties in consideration of the grant of rights under their intellectual property, and remit those withholdings to German tax authorities. As a result of an internal review, we discovered that in the 11-year period before April 2019 we and certain of our subsidiaries did not withhold, report and remit certain withholding taxes in connection with the in-licensing of intellectual property as required to be withheld under German tax laws, and have not made the requisite recordings in our and their financial books and records in relation to such withholding taxes. We notified the tax authorities of the late payments and made the respective payments in 2019. No administrative offence or criminal proceeding were opened or are expected in the future.

It is possible to seek the refund of these withholding taxes from the German Federal Central Tax office after filing exemption and refund applications. We have filed such refund and exemption applications and the majority of the taxes paid have already been refunded. We expect further refunds to be paid out in the future. However, there is a possibility that the relevant claims against the licensors and/or the tax authorities, may in some instances, not be enforceable as a result of a licensor no longer existing, the lapse of time or any other facts preventing the enforcement of such claims.

We may require substantial additional financing to achieve our goals, and a failure to obtain this capital on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development programs, commercialization efforts or other operations.

As of December 31, 2020, we had cash and cash equivalents of €1,320.2 million. Our operating plans may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings, government or other third-party funding, sales of assets, marketing and distribution arrangements, other collaborations and licensing arrangements, or a combination of these approaches. We will require additional capital to obtain regulatory approval for, and to commercialize, future product candidates. Even if we believe we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations. Our spending will vary based on new and ongoing development and corporate activities. Due to the high uncertainty of the length of time and activities associated with discovery and development of our product candidates, we are unable to estimate the actual funds we will require for development, marketing and commercialization activities.

Our future funding requirements, both near and long term, will depend on many factors, including, but not limited to:

•	the initiation, progress, timing, costs, and results of preclinical or nonclinical studies and clinical trials for our product candidates;
•	the amount and timing of revenues and associated costs from sales of our COVID-19 vaccine;
•	the results of research and our other platform activities;
•	the clinical development plans we establish for our product candidates;
•	the terms of any agreements with our current or future collaborators, and the achievement of any milestone payments under such agreements to be paid to us or our collaborators;
•	the number and characteristics of product candidates that we develop or may in-license;
•	the outcome, timing and cost of meeting regulatory requirements established by the FDA, the EMA and other comparable regulatory authorities;
•

the cost of filing, prosecuting, obtaining, maintaining, protecting, defending and enforcing our patent claims and other intellectual property rights, including actions for patent and other intellectual property infringement, misappropriation and other violations brought by third parties against us regarding our product candidates or actions by us challenging the patent or intellectual property rights of others;
•	the effect of competing technological and market developments, including other products that may compete with one or more of our product candidates;
•	the cost and timing of completion and further expansion of clinical and commercial scale manufacturing activities sufficient to support all of our current and future programs; and
•

the cost of establishing sales, marketing, and distribution capabilities for any product candidates for which we may receive marketing approval and reimbursement in regions where we choose to commercialize our products on our own.

To date, we have financed our operations primarily through the sale of equity securities, revenue from collaborations, and revenue from sales of our COVID-19 vaccine, and we cannot be certain that additional funding will be available on favorable terms, or at all. Until we can generate sufficient product sales or royalty revenue to finance our operations, which we may never do, we expect to finance our future cash needs through a combination of public or private equity offerings, debt financings, collaborations, licensing arrangements, and other marketing or distribution arrangements. Any fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates. In addition, we cannot guarantee that future financing will be available in sufficient amounts, at the right time, on favorable terms, or at all, including as a result of the impact that the COVID-19 pandemic may have on the capital markets.

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

Further, to the extent that we raise additional capital through the sale of ADSs, ordinary shares or securities convertible or exchangeable into ordinary shares, share ownership interests will be diluted. We have entered into five credit facilities with an aggregate drawing capacity of €173.0million. As of December 31, 2020, three secured credit facilities with an aggregate drawing capacity of €23.0 million were drawn down, and the first scheduled repayments have occurred on three of the four credit facilities. In addition, during December 2020, we drew down €50.0 million (Credit A) from our European Investment Bank, or EIB, financing and may enter into additional credit facilities from time to time, which may be secured, to fund certain of our operations. If we raise additional capital through debt financing, we would be subject to fixed payment obligations and may be subject to security interests in our assets and covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional capital through marketing and distribution arrangements, sales of assets, collaborations, or licensing arrangements with third parties, we may have to relinquish certain valuable rights to our product candidates, technologies, future revenue streams or research programs. We also could be required to seek collaborators for one or more of our current or future product candidates at an earlier stage than otherwise would be desirable or relinquish our rights to product candidates or intellectual property that we otherwise would seek to develop or commercialize ourselves. If we are unable to raise additional capital in sufficient amounts, at the right time, on favorable terms, or at all, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our products or product candidates, or one or more of our other research and development initiatives. Any of the above events could significantly harm our business, prospects, financial condition and results of operations, cause the price of the ADSs to decline, and negatively impact our ability to fund operations.

We will need to continue to develop and expand our company, and we may encounter difficulties in managing this development and expansion, which could disrupt our operations.

To manage our anticipated development and expansion, we must continue to implement and improve our managerial, operational, legal, compliance and financial systems, expand our facilities, and continue to recruit and train additional qualified personnel. In addition, our management may need to divert a disproportionate amount of its attention away from its day-to-day activities and devote a substantial amount of time to managing these development activities.

As a growing biotechnology company, we are actively pursuing drug classes, platforms and product candidates in many therapeutic areas and across a wide range of diseases. Successfully developing products for, and fully understanding the regulatory and manufacturing pathways to, all of these therapeutic areas and disease states requires a significant depth of talent, resources and corporate processes in order to allow simultaneous execution across multiple areas. Due to our limited resources, we may not be able to effectively manage this simultaneous execution and the expansion of our operations or recruit and train additional qualified personnel. This may result in weaknesses in our infrastructure, give rise to operational mistakes, legal or regulatory compliance failures, loss of business opportunities, loss of employees and reduced productivity among remaining employees. The physical expansion of our operations may lead to significant costs and may divert financial resources from other projects, such as the development of our product candidates. If our management is unable to effectively manage our expected development and expansion, our expenses may increase more than expected, our ability to generate or increase our revenue could be reduced and we may not be able to effectively implement our business strategy. Our future financial performance and our ability to compete effectively and commercialize our COVID-19 vaccine and our product candidates, if approved, will depend in part on our ability to effectively manage the current and future development and expansion of our company.

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

As a public company, we incur significant legal, accounting and other expenses. The federal securities laws, including the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and rules subsequently implemented by the SEC and the Nasdaq Stock Market LLC, or Nasdaq, have imposed various requirements on public companies, including requirements to file annual and event-driven reports with respect to our business and financial condition, and to establish and maintain effective disclosure and financial controls and corporate governance practices. Our management and other personnel need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have increased our legal and financial compliance costs and have made some activities more time-consuming and costly. We may not be able to produce reliable financial statements or file these financial statements as part of a periodic report in a timely manner with the SEC or comply with Nasdaq listing requirements. In addition, we could make errors in our financial statements that could require us to restate our financial statements.

Pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, concurrent with this Annual Report on Form 20-F we are required to furnish a report by our management on our internal control over financial reporting, including the attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we have initiated the process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we have needed to continue to dedicate internal resources, have engaged outside consultants, and have adopted a detailed work plan to assess and document the adequacy of internal control over financial reporting. We will continue to implement steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that in the future neither we nor our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our internal control over financial reporting is effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

The Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act contains significant corporate governance and executive compensation related provisions that require the SEC to adopt additional rules and regulations in these areas such as “say on pay” and proxy access. Shareholder activism, the current political environment, and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate. Our management and other personnel need to devote a substantial amount of time to these compliance initiatives.

In the past we have identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. If we identify material weaknesses in the future and fail to remediate such material weaknesses, we may not be able to report our financial results accurately or to prevent fraud.

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

We and our auditors identified a material weakness in 2019 primarily related to (i) a lack of sufficient accounting and supervisory personnel who have the appropriate level of technical accounting experience and training, (ii) a lack of supervision over external consultants providing technical accounting services and (iii) a lack of consistent application of accounting processes and procedures by our accounting personnel. These deficiencies constitute a material weakness in our internal control over financial reporting in both design and operation. As a result of the material weakness, management failed to identify adjustments in various areas, including but not limited to revenue, capitalization of tangible and intangible assets, and share-based compensation.

If we identify material weaknesses in the future and are unable to successfully remediate such material weaknesses or successfully supervise and rely on outside advisors with expertise in these matters to assist us in the preparation of our financial statements, our financial statements could contain material misstatements that, when discovered in the future, could cause us to fail to meet our future reporting obligations and cause the price of the ADSs to decline.

As a “foreign private issuer,” we are exempt from a number of rules under the U.S. securities laws, as well as Nasdaq rules, and we are permitted to file less information with the SEC than U.S. companies. This may limit the information available to holders of the ADSs and may make our ordinary shares and the ADSs less attractive to investors.

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

As a foreign private issuer, we file an Annual Report on Form 20-F within four months of the close of each fiscal year ending December 31 and reports on Form 6-K relating to certain material events promptly after we publicly announce these events. Additionally, we rely on a provision in Nasdaq’s Listed Company Manual that allows us to follow German company law and European law applicable to European stock corporations in general, the German Stock Corporation Act (Aktiengesetz), the Council Regulation (EC) No 2157/2001 of October 8, 2001 on the Statute for a European company (SE), or the SE Regulation, and the German Act on the Implementation of Council Regulation (EC) No 2157/2001 of October 8, 2001 on the Statute for a European company (SE) (Gesetz zur Ausführung der Verordnung (EG) NR. 2157/2001 des Rates vom 8. Oktober 2001 über das Statut der Europäischen Gesellschaft (SE)) (SE-Ausführungsgesetz-SEAG), in particular with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on Nasdaq.

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

As a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements. We therefore continue to follow German corporate governance practices in lieu of the corporate governance requirements of Nasdaq in certain respects. In particular, we follow German corporate governance practices in connection with the distribution of annual and interim reports to shareholders, the application of our code of conduct to our Supervisory Board, proxy solicitation in connection with shareholders’ meetings, and obtaining shareholder approval in connection with the establishment of, or material amendment to, certain equity- based compensation plans.

In accordance with our Nasdaq listing, our audit committee is required to comply with the provisions of Section 301 of the Sarbanes-Oxley Act, and Rule 10A-3 of the Exchange Act, both of which are also applicable to U.S. companies listed on Nasdaq. As we are a foreign private issuer, however, our audit committee is not subject to additional requirements of Nasdaq applicable to listed U.S. companies, including an affirmative determination that all members of the audit committee are “independent,” using more stringent criteria than those applicable to us as a foreign private issuer.

Due to the above exemptions for foreign private issuers, our shareholders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States, some investors may find the ADSs less attractive as a result, and there may be a less active trading market for the ADSs.

We face risks related to health epidemics and pandemics, such as COVID-19, that could adversely affect our operations.

Our business could be adversely impacted by the effects of COVID-19 or other epidemics or pandemics. The COVID-19 pandemic may negatively impact our operations in the future and could also affect our ability to enroll patients in clinical studies and complete clinical trials on the timelines we currently anticipate. Certain of our programs have experienced delays in the clinical development process as a result of the COVID-19 pandemic. In addition, we have modified our business practices, in response to the spread of COVID-19, including restricting employee travel, developing social distancing plans for employees and cancelling physical participation in meetings, events and conferences. This partial disruption, even temporary, may severely impact our operations and overall business by delaying the progress of our clinical trials and preclinical studies. Our operations, including research and manufacturing, could also be disrupted due to the potential impact of staff absences as a result of self-isolation procedures or extended illness.

Our suppliers, licensors or collaborators could also be disrupted by conditions related to COVID-19, or other epidemics, possibly resulting in disruption to our supply chain, clinical trials, partnerships or operations. If our suppliers, licensors, contract research organizations, or CROs, or collaborators are unable or fail to fulfill their obligations to us for any reason, our business could be adversely affected. Our customers could also be disrupted by conditions related to COVID-19 or other epidemics, possibly through deferring purchasing decisions or delaying research programs.

Although we have generated revenues from sales of our COVID-19 vaccine, there remains uncertainty regarding other potential effects of COVID-19 on our business. For example, if a new variant of COVID-19 emerges for which existing vaccines, including our COVID-19 vaccine, are ineffective, infections may become even more widespread or result in an economic downturn that could affect demand for our products and services or our ability to raise capital, which could have a material adverse effect on our business, operating results and financial condition.

Our insurance policies are expensive and protect us only from some business risks, which leaves us exposed to significant uninsured liabilities.

We do not carry insurance for all categories of risk that our business may encounter and insurance coverage is becoming increasingly expensive. We do not know if we will be able to maintain existing insurance with adequate levels of coverage, and any liability insurance coverage we acquire in the future may not be sufficient to reimburse us for any expenses or losses we may suffer. We currently maintain insurance coverage for losses relating to an interruption of our development, manufacturing or commercialization efforts caused by contamination in an amount of €50,000,000 per claim up to an aggregate cap of €160,000,000 in any two-year period. With the grant of the first marketing approvals for our

COVID-19 vaccine we have acquired additional insurance coverage for losses relating to transportation of our COVID-19 vaccine and product liability claims arising from its use, and the coverage or coverage limits of our insurance policies may not be adequate. If our losses exceed our insurance coverage, our financial condition would be adversely affected. In the event of contamination or injury, we could be held liable for damages or be penalized with fines in an amount exceeding our resources. Clinical trials or regulatory approvals for any of our product candidates could be suspended, which could adversely affect our results of operations and business, including by preventing or limiting the development and commercialization of any product candidates that we or our collaborators may develop.

Additionally, operating as a public company has made it more expensive for us to obtain director and officer liability insurance. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our Supervisory Board, our Management Board, or our board committees.

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

Even if we complete the necessary preclinical studies and clinical trials, the marketing approval process is expensive, time-consuming and uncertain, and we may not be able to obtain approvals for the commercialization of product candidates we may develop. Any immunotherapy we may develop and the activities associated with its development and commercialization, including design, testing, manufacture, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, are subject to comprehensive regulation by the FDA and by comparable global health authorities. To obtain the requisite regulatory approvals to commercialize any of our product candidates, we and our collaborators must demonstrate through extensive preclinical studies and clinical trials that our products are safe and effective, including in the target populations. Successful completion of clinical trials is a prerequisite to submitting a biologics license application, or BLA, or a new drug application, or NDA, to the FDA, a Marketing Authorization Application, or MAA, to the EMA, and similar marketing applications to comparable global regulatory authorities, for each product candidate and, consequently, the ultimate approval and commercial marketing of any product candidates.

Failure to obtain marketing approval for a product candidate will prevent us from commercializing the product candidate in a given jurisdiction. Although our COVID-19 vaccine has received emergency use authorization or approval in certain countries, it is possible that it will not receive widespread regulatory approval and that none of our other product candidates, or any product candidates we may seek to develop in the future, will ever obtain regulatory approval. We have limited experience in filing and supporting the applications necessary to gain marketing approvals and may need to rely on third-party CROs, regulatory consultants or collaborators to assist us in this process. Although we expect to submit BLAs for our mRNA-based product candidates in the United States, and in the European Union, mRNA therapies have been classified as gene therapy medicinal products, and other jurisdictions may consider our mRNA-based product candidates to be new drugs, not biologics or gene therapy medicinal products, and require different marketing applications. Securing regulatory approval requires the submission of extensive preclinical and clinical data and supporting information to the various regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy. Securing regulatory approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the relevant regulatory authority. Any product candidates we develop may not be effective, may be only moderately effective, or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining marketing approval or prevent or limit commercial use.

The process of obtaining marketing approvals in the United States, the European Union and elsewhere, is expensive, may take many years if additional clinical trials are required, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted product application may cause delays in the approval or rejection of an application. The FDA, EMA and comparable authorities in other countries have substantial discretion in the approval process and may refuse to accept any application or may decide that the data are insufficient for approval and require additional preclinical, clinical or other trials. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent marketing approval of a product candidate. Any marketing approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable. Additional delays or non-approval may result if an FDA panel of experts, referred to as an Advisory Committee, or other regulatory authority recommends non-approval or restrictions on approval.

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

mRNA drug development has substantial clinical development and regulatory risks due to limited regulatory experience with mRNA immunotherapies.

To our knowledge, other than our COVID-19 vaccine and MRNA-1273, no mRNA immunotherapies have been approved or received emergency use authorization or conditional marketing authorization to date by the FDA, the EMA or other comparable regulatory authority. Successful discovery and development of mRNA-based (and other) immunotherapies by either us or our collaborators is highly uncertain and depends on numerous factors, many of which are beyond our or their control. Our product candidates that appear promising in the early phases of development may fail to advance, experience delays in the clinic or clinical holds, or fail to reach the market for many reasons, including:

•	discovery efforts aimed at identifying potential immunotherapies may not be successful;
•	nonclinical or preclinical study results may show product candidates to be less effective than desired or have harmful or problematic side effects;
•	clinical trial results may show the product candidates to be less effective than expected, including a failure to meet one or more endpoints or have unacceptable side effects or toxicities;
•

manufacturing or distribution failures or insufficient supply of GMP materials for clinical trials, or higher than expected cost could delay or set back clinical trials, or make our product candidates commercially unattractive;

•	our improvements in the manufacturing processes may not be sufficient to satisfy the clinical or commercial demand of our product candidates or regulatory requirements for clinical trials;
•	changes that we make to optimize our manufacturing, testing or formulating of GMP materials could impact the safety, tolerability and efficacy of our product candidates;
•	pricing or reimbursement issues or other factors could delay clinical trials or make any immunotherapy uneconomical or noncompetitive with other therapies;
•

the failure to timely advance our programs or receive the necessary regulatory approvals, or a delay in receiving such approvals, due to, among other reasons, slow or failure to complete enrollment in clinical trials, withdrawal by trial participants from trials, failure to achieve trial endpoints, additional time requirements for data analysis, data integrity issues, BLA, MAA or the equivalent application, discussions with the FDA or the EMA, a regulatory request for additional nonclinical or clinical data, or safety formulation or manufacturing issues may lead to our inability to obtain sufficient funding; and

•	the proprietary rights, products and technologies of our competitors may prevent our immunotherapies from being commercialized.

Currently, mRNA is considered a gene therapy product by the FDA. Unlike certain gene therapies that irreversibly alter cell DNA and may cause certain side effects, mRNA-based medicines are designed not to irreversibly change cell DNA. Side effects observed in other gene therapies, however, could negatively impact the perception of immunotherapies despite the differences in mechanism. In addition, the regulatory pathway in the United States and may other jurisdictions for approval is uncertain. The pathway for an individualized therapy, such as our iNeST mRNA-based immunotherapy where each patient receives a different combination of mRNAs, remains particularly unsettled. The number and design of the clinical and preclinical studies required for the approval of these types of medicines have not been established, may be different from those required for gene therapy products or therapies that are not individualized or may require safety testing like gene therapy products. Moreover, the length of time necessary to complete clinical trials and submit an application for marketing approval by a regulatory authority varies significantly from one pharmaceutical product to the next and may be difficult to predict.

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

If unacceptable side effects arise in the development of our product candidates, we, the FDA, competent authorities of EU member states, ethics committees, the institutional review boards, or IRBs, at the institutions in which our studies are conducted, or the Data Safety Monitoring Board, or DSMB, could suspend or terminate our clinical trials. The FDA or comparable regulatory authorities could also order us to cease clinical trials or deny approval of our product candidates for any or all targeted indications. Treatment-related side effects could also affect patient recruitment or the ability of enrolled patients to complete any of our clinical trials or result in potential product liability claims. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff. We expect to have to train medical personnel using our product candidates to understand the side effect profiles for our clinical trials and upon any commercialization of any of our product candidates. Inadequate training in recognizing or managing the potential side effects of our product candidates could result in patient injury or death. Any of these occurrences may harm our business, financial condition and prospects significantly.

Monitoring the safety of patients receiving our product candidates is challenging, which could adversely affect our ability to obtain regulatory approval and commercialize our product candidates.

In our ongoing and planned clinical trials, we have contracted, and are expected to continue to contract, with academic medical centers and hospitals experienced in the assessment and management of toxicities arising during clinical trials. Nonetheless, these centers and hospitals may have difficulty observing patients and treating toxicities, which may be more challenging due to personnel changes, inexperience, shift changes, house staff coverage or related issues. This could lead to more severe or prolonged toxicities or even patient deaths, which could result in us or the FDA, the EMA or other comparable regulatory authority delaying, suspending or terminating one or more of our clinical trials, and which could jeopardize regulatory approval. We also expect the centers using our product candidates, if approved on a commercial basis, could have similar difficulty in managing adverse events. Medicines used at centers to help manage adverse side effects of our product candidates may not adequately control the side effects and may have a detrimental impact on the efficacy of the treatment. Use of these medicines may increase with new physicians and centers administering our product candidates.

In addition, even if we successfully advance one of our product candidates into and through clinical trials, such trials will likely only include a limited number of patients and limited duration of exposure to our product candidates. As a result, we cannot be assured that adverse effects of our product candidates will not be uncovered when a significantly larger number of patients are exposed to the product candidate. Further, any clinical trials may not be sufficient to determine the effects and safety consequences of taking our product candidates over a multi-year period.

If any of our product candidates receives marketing approval and we or others later identify undesirable side effects caused by such products, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw their approval of the product;
•	we may be required to recall a product or change the way such product is administered to patients;
•	additional restrictions may be imposed on the marketing of the particular product or the manufacturing processes for the product or any component thereof;
•	regulatory authorities may require the addition of labeling statements, such as a “black box” warning or a contraindication;
•	we may be required to implement a Risk Evaluation and Mitigation Strategy, or REMS, or create a Medication Guide outlining the risks of such side effects for distribution to patients;
•	we could be sued and held liable for harm caused to patients;
•	the product may become less competitive; and
•	our reputation may suffer.

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

Much of our pipeline is in preclinical development and these programs could be delayed or not advance into the clinic. Before we can initiate clinical trials for product candidates, we must complete extensive preclinical studies, including IND-enabling Good Laboratory Practice toxicology testing, that support our planned Investigational New Drug applications, or INDs, in the United States or similar applications in other jurisdictions. We must also complete extensive work on CMC activities (including collecting yield, purity and stability data) to be included in the IND filing. CMC activities for a new category of medicines such as mRNA therapies require extensive manufacturing processes and analytical development, which are uncertain and lengthy. For instance, batch failures have occurred as we scale up our manufacturing and may occur in the future. In addition, we have had in the past, and may in the future have, difficulty identifying appropriate buffers and storage conditions to enable sufficient shelf life of batches of our preclinical or clinical product candidates. If we are required to produce new batches of our product candidates due to insufficient shelf life, it may delay the commencement or completion of preclinical or clinical trials of such product candidates. For example, we cannot be certain of the timely completion or outcome of our preclinical testing and studies and cannot predict if the FDA or other regulatory authorities will accept the results of our preclinical testing or our proposed clinical programs or if the outcome of our preclinical testing, studies and CMC activities will ultimately support the further development of our programs. As a result, we cannot be sure that we will be able to submit INDs or similar applications for our preclinical programs on the timelines we expect, if at all, and we cannot be sure that submission of INDs or similar applications will result in the FDA or other regulatory authorities allowing clinical trials to begin.

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

Clinical testing is expensive and complex and can take many years to complete. Its outcome is inherently uncertain. We may not be able to initiate, may experience delays in, or may have to discontinue clinical trials for our product candidates. We and our collaborators also may experience numerous unforeseen events during, or as a result of, any clinical trials that we or our collaborators conduct that could delay or prevent us or our collaborators from successfully developing our product candidates, including:

•

the FDA, other regulators, IRBs or ethics committees may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site for any number of reasons, including concerns regarding safety and aspects of the clinical trial design;

•

we may experience delays in reaching, or fail to reach, agreement on favorable terms with prospective trial sites and prospective CROs, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•

we have optimized in the past and may in the future optimize our manufacturing processes, including through changes to the scale and site of manufacturing, which may lead to additional studies (including bridging and bioequivalence studies) or potentially significant changes in our clinical trial designs, requiring additional cost and time, and, as a consequence, lead to a delay in plans for progressing one or more product candidates;

•

the outcome of our preclinical studies and our early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results;

•	we may be unable to establish clinical endpoints that applicable regulatory authorities would consider clinically meaningful;
•

in an effort to optimize product features, we have made in the past and may continue to make changes to our product candidates after we commence clinical trials of a medicine which may require us to repeat earlier stages of clinical testing or delay later-stage testing of the medicine;

•

clinical trials of any product candidates may fail to show safety or efficacy, or may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional nonclinical studies or clinical trials, or we may decide to abandon product development programs;

•	differences in trial design between early-stage clinical trials and later-stage clinical trials may make it difficult to extrapolate the results of earlier clinical trials to later clinical trials;
•

preclinical and clinical data are often susceptible to varying interpretations and analyses, and many product candidates believed to have performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval;

•

our product candidates may have undesirable side effects or other unexpected characteristics. One or more of such effects or events could cause regulators to impose a clinical hold on the applicable trial, or cause us or our investigators, IRBs or ethics committees to suspend or terminate the trial of that product candidate or any other of our product candidates for which a clinical trial may be ongoing;

•

the number of trial participants required for clinical trials of any product candidates may be larger than we anticipate, identification of trial participants for such trials may be limited, enrollment in these clinical trials may be slower than we anticipate due to perceived adverse effects, limited patient populations, competitive trials or other reasons, or participants may withdraw from clinical trials or fail to return for post-treatment follow-up at a higher rate than we anticipate;

•

our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all, or may deviate from the clinical trial protocol or withdraw from the trial, which may require that we add new clinical trial sites;

•

regulators may elect to impose a clinical hold, or we, our investigators, IRBs or ethics committees may elect to suspend or terminate clinical research or trials for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to an unacceptable benefit-risk ratio;

•

with respect to infectious disease vaccine trials in particular, we have to wait for particular level of infection in the placebo arm in order to assess protection provided by vaccine, and we cannot control the rate of exposure or infection which can make timing uncertain;

•	the cost of preclinical or nonclinical testing and studies and clinical trials of any product candidates may be greater than we anticipate;
•	the supply or quality of our product candidates or other materials necessary to conduct clinical trials may be insufficient or inadequate;

•

safety or efficacy concerns regarding our product candidates may result from any concerns arising from nonclinical or clinical testing of other therapies targeting a similar disease state or other therapies, such as gene therapy, that are perceived as similar to ours; and

•	the FDA or other regulatory authorities may require us to submit additional data, such as long-term toxicology studies, or impose other requirements before permitting us to initiate a clinical trial.

We could also encounter delays if a clinical trial is suspended or terminated by us, the FDA or other regulatory authorities, ethics committees, or the IRBs of the institutions in which such trials are being conducted, or if such trial is recommended for suspension or termination by the DSMB. We may in the future be delayed in gaining clearance from the FDA or other regulators to initiate clinical trials through, among other things, the imposition of a clinical hold in order to address comments from such regulators on our clinical trial design or other elements of our clinical trials. A suspension or termination may be imposed due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols; inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold; unforeseen safety issues or adverse side effects; failure to demonstrate a benefit, or adequate benefit-risk ratio, from using a product candidate; failure to establish or achieve clinically meaningful trial endpoints; changes in governmental regulations or administrative actions; or lack of adequate funding to continue the clinical trial. Many of the factors that cause or lead to a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates. We could also experience delays if physicians encounter unresolved ethical issues associated with enrolling patients in clinical trials of our product candidates in lieu of prescribing existing treatments that have established safety and efficacy profiles. We must also complete extensive work on CMC activities that require extensive manufacturing processes and analytical development, which are uncertain and lengthy.

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

Moreover, the FDA and other regulatory authorities have indicated that, prior to commencing later stage clinical trials for our mRNA-based product candidates, we will need to scale up and further refine assays to measure and predict the potency of a given dose of these product candidates. Any delay in the scaling and refining of assays that are acceptable to the FDA or other regulatory authorities could delay the start of future clinical trials. Further, the FDA or other regulatory authorities may disagree with our clinical trial design and our interpretation of data for our clinical trials or may change the requirements for approval even after they have reviewed and commented on the design for our clinical trials.

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

We depend on enrollment of participants in our clinical trials for our product candidates. In the past, our collaborators have found, and we or our collaborators may in the future find, it difficult to enroll trial participants in our clinical studies, which could delay or prevent clinical studies of our product candidates. The COVID-19 pandemic has introduced additional challenges in enrolling patients into many of our clinical trials. Identifying and qualifying trial participants to participate in clinical studies of our product candidates is critical to our success. The timing of our clinical studies depends on the speed at which we can recruit trial participants to participate in testing our product candidates. Delays in enrollment may result in increased costs or may affect the timing or outcome of the planned clinical trials, which could prevent completion of these trials and adversely affect our ability to advance the development of our product candidates. If trial participants are unwilling to participate in our studies because of negative publicity from adverse events in our trials or other trials of similar products, or those related to specific a therapeutic area, or for other reasons, including competitive clinical studies for similar patient populations, the timeline for recruiting trial participants, conducting studies, and obtaining regulatory approval of potential products may be delayed. These delays could result in increased costs, delays in advancing our product development, delays in testing the effectiveness of our product, or termination of the clinical studies altogether.

We may not be able to identify, recruit and enroll a sufficient number of trial participants, or those with required or desired characteristics to achieve diversity in a study, to complete our clinical trials in a timely manner. Patient and subject enrollment is affected by factors including:

•	severity of the disease under investigation;
•	complexity and design of the study protocol;
•	size of the patient population;
•	eligibility criteria for the study in question;
•	proximity and availability of clinical study sites for prospective trial participants;
•	availability of competing therapies and clinical trials, including between our own clinical trials;
•	efforts to facilitate timely enrollment in clinical trials;
•	patient referral practices of physicians;
•	ability to monitor trial participants adequately during and after treatment;
•	ability to recruit clinical trial investigators with the appropriate competencies and experience;
•

clinicians’ and trial participants’ perceptions of the potential advantages and side effects of the product candidate being studied in relation to other available therapies, including any new drugs or treatments that may be approved for the indications we are investigating;

•	our ability to obtain and maintain participant informed consent;
•	impacts of the COVID-19 global pandemic; and
•	the risk that trial participants enrolled in clinical trials will not complete a clinical trial.

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

In particular, certain conditions for which we plan to evaluate our current product candidates are rare diseases with limited patient pools from which to draw for clinical trials. The eligibility criteria of our clinical trials will further limit the pool of available trial participants. Additionally, the process of finding and diagnosing patients may prove costly. As discussed above, each of the foregoing risks is exacerbated by the COVID-19 pandemic currently affecting the global community and the global economy.

A variety of risks associated with conducting research and clinical trials abroad and marketing our product candidates internationally could materially adversely affect our business.

Clinical trials of our product candidates are currently being conducted in several countries, and we plan to commercialize our product candidates, if approved, globally. Accordingly, we are subject to additional risks related to operating in multiple countries, including:

•	differing regulatory requirements in such countries;

•	unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;
•	increased difficulties in managing the logistics and transportation of storing and shipping product candidates produced in Germany and shipping the product candidate to the patient abroad;
•	import and export requirements and restrictions;
•	economic weakness, including inflation, or political instability in particular economies and markets;
•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;
•	taxes, including withholding of payroll taxes;
•	currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;
•	difficulties staffing and managing operations outside of Germany;
•	workforce uncertainty in countries where labor unrest is more common;
•	differing payor reimbursement regimes, governmental payors or patient self-pay systems, and price controls;
•	potential liability under the U.S. Foreign Corrupt Practices Act of 1977 or comparable regulations in other jurisdictions;
•

challenges enforcing our contractual and intellectual property rights, especially in those countries that do not respect and protect intellectual property rights to the same extent as Germany and the United States;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and
•	business interruptions resulting from geopolitical actions, including war and terrorism, or public health epidemics or pandemics.

The extent to which the COVID-19 pandemic continues to impact our operations, including our clinical trial operations, will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In the future, similar events could affect our ability to manufacture and commercialize our product candidates.

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

Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our company in general. In addition, the information we choose to disclose publicly regarding a particular study or clinical trial is based on what is typically extensive information, and our securityholders may not agree with what we determine is the material or otherwise appropriate information to include in our disclosure. Any information we determine not to disclose may ultimately be deemed significant by our securityholders or others with respect to future decisions, conclusions, views, activities or otherwise regarding a particular product candidate or our business. If the top-line data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, product candidates may be harmed, which could significantly harm our business prospects.

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

Some of our product candidates are being developed or are intended to be co-administered with other developmental therapies or approved medicines. For example, autogene cevumeran (BNT122) is being developed to be co-administered with checkpoint inhibitors. Such combinations may have additional side effects, which may be difficult to predict in future clinical trials.

If significant adverse events or other side effects are observed in any of our current or future clinical trials, we may have difficulty recruiting trial participants to any of our clinical trials, trial participants may withdraw from trials, or we may be required to abandon the trials or our development efforts of one or more product candidates altogether. We, the FDA or other regulatory authorities, ethics committees or an IRB may impose a clinical hold on, or suspend or terminate, clinical trials of a product candidate at any time for various reasons, including a belief that participants in such trials are being exposed to unacceptable health risks or adverse side effects. Some potential therapeutics developed in the biotechnology industry that initially showed therapeutic promise in early-stage trials have later been found to cause side effects that prevented their further development. Even if the side effects do not preclude the drug from obtaining or maintaining marketing approval, an unfavorable benefit-risk ratio may inhibit market acceptance of the approved product due to its tolerability versus other therapies. Any of these developments could materially harm our business, financial condition and prospects.

If we are not successful in discovering, developing and commercializing additional product candidates beyond our current portfolio, our ability to expand our business and achieve our strategic objectives would be impaired.

Although a substantial amount of our efforts will focus on the clinical trials and potential approval of our existing product candidates, a key element of our strategy is to discover, develop and potentially commercialize additional products beyond our current portfolio to treat various conditions and in a variety of therapeutic areas. We intend to do so by investing in our own drug and target discovery efforts, exploring potential collaborations for the development of new products, and in-licensing technologies. Identifying new product candidates requires substantial technical, financial and human resources, whether or not any product candidates are ultimately identified. Even if we identify product candidates that initially show promise, we may fail to develop and commercialize such products successfully for many reasons, including the following:

•	the research methodology used may not be successful in identifying potential product candidates;
•	competitors may develop alternatives that render our product candidates obsolete;
•	product candidates we develop may nevertheless be covered by third parties’ patents or other exclusive rights;
•

a product candidate may, on further study, be shown to have harmful side effects or other characteristics that indicate it is unlikely to be effective or otherwise does not meet applicable regulatory criteria;

•	a product candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all; and
•	an approved product may not be accepted as safe and effective by trial participants, the medical community or third-party payors.

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

Recruiting and retaining other qualified employees, consultants and advisors for our business, including scientific and technical personnel, will be critical to our success as well. Competition for skilled personnel, including in mRNA research, clinical operations, regulatory affairs, therapeutic area management and manufacturing, is intense and the turnover rate can be high. We may not be able to attract and retain personnel on favorable terms given the competition among numerous pharmaceutical and biotechnology companies and academic institutions for individuals with similar skill sets. In addition, adverse publicity, failure to succeed in preclinical studies or clinical trials or applications for marketing approval may make it more challenging to recruit and retain qualified personnel. The inability to recruit, or loss of services of certain executives, key employees, consultants or advisors, may impede the progress of our research, development and commercialization objectives and have a material adverse impact on our business, financial condition, results of operations and prospects.

Our employees, principal investigators and consultants may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading, which could have an adverse effect on the results of our operations.

We are exposed to the risk of fraud or other misconduct by our employees, principal investigators and consultants. Misconduct by these parties could include intentional failures to comply with FDA regulations or the regulations applicable in the European Union and other jurisdictions, provide accurate information to the FDA, the EMA and other regulatory authorities, comply with healthcare fraud and abuse laws and regulations in the United States and abroad, report financial information or data accurately or disclose unauthorized activities to us. Such misconduct also could involve the improper use of information obtained in the course of clinical trials or interactions with the FDA or other regulatory authorities, which could result in regulatory sanctions and cause serious harm to our reputation. We have adopted a code of conduct applicable to all of our employees, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from government investigations or other actions or lawsuits stemming from a failure to comply with laws or regulations. If any such actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, financial condition, results of operations and prospects, including the imposition of significant fines or other sanctions.

Employee litigation and unfavorable publicity could negatively affect our future business.

From time to time our employees may bring lawsuits against us regarding injury, creating a hostile work place, discrimination, wage and hour disputes, sexual harassment or other employment issues. In recent years, there has been an increase in the number of discrimination and harassment claims generally. Coupled with the expansion of social media platforms and similar devices that allow individuals access to a broad audience, these claims have had a significant negative impact on some businesses. Certain companies that have faced employment- or harassment- related lawsuits have had to terminate management or other key personnel, and have suffered reputational harm that has negatively impacted their business. If we were to face any employment-related claims, our business could be negatively affected.

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

Our internal computer systems and those of our current and any future collaborators, vendors, and other contractors or consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, cybersecurity threats, war, and telecommunication and electrical failures. If any such material system failure, accident or security breach were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations, whether due to a loss of our trade secrets or other proprietary information or other similar disruptions. For example, the loss of clinical trial data from one or more ongoing or completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. In addition, because of our approach to running multiple clinical trials in parallel, any breach of our computer systems may result in a loss of data or compromised data integrity across many of our programs in many stages of development. Any such breach, loss or compromise of clinical trial participant personal data may also subject us to civil fines and penalties, including under the EU General Data Protection Regulation, or the GDPR, relevant law of an EU member state, HIPAA, and other relevant state and federal privacy laws in the United States. To the extent that any disruption or security breach were to result in a loss of, or damage to, data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability, our competitive position could be harmed and the further development and commercialization of our product candidates could be delayed.

While we have not experienced any material system failures, accidents or security breaches to date, we and a vendor have separately in the past been subject to a security breach resulting in us unknowingly making payments to third parties that were able to gain unauthorized access to our and the vendor’s email systems. Additionally, in December 2020, we were informed by the EMA that the agency was subject to a cyber attack and that some documents relating to our regulatory submission for our COVID-19 vaccine candidate, which was stored on an EMA server, had been unlawfully accessed. None of our systems were breached in connection with this incident and we are unaware that any study participants were identified through the data being accessed.

We have put systems and procedures in place to minimize the likelihood of such incidents reoccurring; however, we cannot guarantee that third parties will not be able to gain unauthorized access to or otherwise breach our systems in the future. Any such unauthorized access or breach could adversely affect our business, results of operations and financial condition.

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

We face an inherent risk of product liability exposure related to the testing of any of our current or future product candidates in clinical trials, and an even greater risk related to any commercialized products, such as our COVID-19 vaccine. If we cannot successfully defend ourselves against claims that our product candidates caused injuries, we could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for any product candidate that we may develop;
•	loss of revenue;
•	substantial monetary awards to patients, healthy volunteers or their children;
•	significant time and costs to defend the related litigation;
•	withdrawal of clinical trial participants;
•	the inability to commercialize any product candidates that we may develop; and
•	injury to our reputation and significant negative media attention.

We carry clinical trial insurance, including product liability insurance, which we believe to be sufficient in light of our current commercial operations and clinical programs; however, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. We have expanded our insurance coverage to include product liability claims arising from the use of BNT162b2; however, the amount of coverage we have obtained may not be adequate, and we may be unable to maintain product liability insurance for our COVID019 vaccine on commercially reasonable terms in the future. On occasion, large judgments have been awarded in class action lawsuits based on drugs or medical treatments that had unanticipated adverse effects. A successful product liability claim or series of claims brought against us could cause the price of the ADS to decline and, if judgments exceed our insurance coverage, could adversely affect our results of operations and business.

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

Risks Related to the Manufacturing of our COVID-19 vaccine, our Product Candidates and Future Pipeline

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

The manufacturing processes for our COVID-19 vaccine and our product candidates are novel and complex. Due to the novel nature of this technology and limited experience at larger scale production, we may encounter difficulties in manufacturing, product release, shelf life, testing, storage and supply chain management, or shipping. These difficulties could be due to any number of reasons including, but not limited to, complexities of producing batches at larger scale, equipment failure, choice and quality of raw materials and excipients, analytical testing technology, and product instability. In an effort to optimize product features, we have in the past and may in the future make changes to our product candidates in their manufacturing and stability formulation and conditions. This has resulted in the past, and may in the future result, in our having to resupply batches for preclinical, clinical, or commercial activities when there is insufficient product stability during storage and insufficient supply. Insufficient stability or shelf life of our product candidates could materially delay our or our collaborators’ ability to continue the clinical trial for that product candidate or require us to begin a new clinical trial with a newly formulated drug product, due to the need to manufacture additional preclinical, clinical or commercial supply.

For example, in March 2021 we received product quality complaints related to our COVID-19 vaccine in Hong Kong.  A thorough investigation into these complaints concluded that the reported product quality complaints were due to the combination of a deficient container closure process, or crimping, at one specific contract manufacturing organization when such containers were later shipped at ultra-cold conditions created by shipping on dry ice. The investigation did not identify any safety issues related to the product quality complaints. We and our COVID-19 vaccine in Hong Kong are in the process of supplying Hong Kong with replacement COVID-19 vaccine vials.

Our rate of innovation is high, which has resulted in, and will continue to cause a high degree of, technology change that can negatively impact product comparability during and after clinical development. Furthermore, technology changes may drive the need for changes in, modification to, or the sourcing of, new manufacturing infrastructure or may adversely affect third-party relationships.

The process to generate mRNA medicines is complex and, if not developed and manufactured under well-controlled conditions, can adversely impact pharmacological activity. We may encounter difficulties in scaling up our manufacturing process, thereby potentially impacting clinical and commercial supply. Additionally, for individualized therapies, we may encounter issues with our ability to timely and efficiently manufacture product given the on-demand requirements of such therapies, thereby potentially impacting clinical and commercial supply.

As we continue developing new manufacturing processes for our drug substance and drug product, the changes we implement to the manufacturing process may impact, in turn, specification and stability of the drug product. Changes in our manufacturing processes may lead to failure of lots and this could lead to a substantial delay in our clinical trials or an inability to supply sufficient commercial quantities of drug product. Our mRNA product, if approved, and product candidates may prove to have a stability profile that leads to an unfavorable shelf life. This poses risk in supply requirements, wasted stock and higher cost of goods.

We are dependent on a number of equipment providers who are also implementing novel technology. Further, we have developed our own custom manufacturing equipment for certain of our product candidates. If such equipment malfunctions or we encounter unexpected performance issues, we could encounter delays or interruptions to clinical and commercial supply.

Due to the number of different programs, we may have cross contamination of products inside of our factories, CROs, suppliers or in the clinic that affect the integrity of our products. Additionally, for some programs the manufacturing scale is extremely small compared to the standard volumes of supply, such that we run the risk of contaminating the process each time we reopen a container to use remaining supplies.

As we scale the manufacturing output for particular programs, we plan to continuously improve yield, purity and the pharmaceutical properties of our product candidates from IND-enabling studies through commercial launch, including shelf life stability and solubility properties of drug product and drug substance. Due to continuous improvement in manufacturing processes, we may switch processes for a particular program during development. However, after the change in process, more time is required for pharmaceutical property testing, such as six- or 12- month stability testing. That may require resupplying clinical material, or making additional GMP batches to keep up with clinical trial demand before such pharmaceutical property testing is completed.

We are utilizing a number of raw materials and excipients that are either new to the pharmaceutical industry or are being employed in a novel manner. Some of these raw materials and excipients have not been scaled to a level to support commercial supply and could experience unexpected manufacturing or testing failures, or supply shortages. Such issues with raw materials and excipients could cause delays or interruptions to clinical and commercial supply of our COVID-19 vaccine and our product candidates. Further, now and in the future, one or more of our programs may have a single source of supply for raw materials and excipients.

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

We custom design and manufacture certain product candidates that are unique and tailored specifically for each patient. Manufacturing unique lots of these product candidates is susceptible to product loss or failure due to issues with:

•	logistics associated with the collection of a patient’s tumor, blood or other tissue sample;
•	shipping such samples to a facility for genetic sequencing;
•	next-generation sequencing of the tumor mRNA;
•	biopsy of a sufficient quantity of cancerous tissue to allow for proper sequencing and identification of tumor-specific mutations;
•	identification of appropriate tumor-specific mutations;
•

the use of a software program, including proprietary and open source components, which is hosted in the cloud and a part of our product candidate, to assist with the design of the patient-specific mRNA, which software must be maintained and secured;

•	effective design of the patient-specific mRNA that encodes for the required neoantigens;
•	batch-specific manufacturing failures or issues that arise due to the uniqueness of each patient-specific batch that may not have been foreseen;
•	quality control testing failures;
•	unexpected failures of batches placed on stability;
•	shortages or quality control issues with single-use assemblies, consumables or critical parts sourced from third-party vendors that must be changed out for each patient-specific batch;
•	significant costs associated with individualized manufacturing that may adversely affect our ability to continue development;
•	successful and timely manufacture and release of the patient-specific batch;
•	shipment issues encountered during transport of the batch to the site of patient care;
•	the ability to define a consistent safety profile at a given dose when each participant receives a unique treatment; and

•	our reliance on single source suppliers.

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

As certain of our product candidates are manufactured for each individual patient, we will be required to maintain a chain of identity with respect to each patient’s tissue sample, sequence data derived from such tissue sample, analyze results of such patient’s genomic analysis and the custom manufactured product for each patient. Maintaining such a chain of identity is difficult and complex, and failure to do so could result in product mix-up, adverse patient outcomes, loss of product, or regulatory action, including withdrawal of any approved products from the market. Further, as our product candidates are developed through early-stage clinical studies to later-stage clinical trials towards approval and commercialization, we expect that multiple aspects of the complicated collection, analysis, manufacture and delivery processes will be modified in an effort to optimize processes and results. These changes may not achieve the intended objectives, and any of these changes could cause our product candidates to perform differently than we expect, potentially affecting the results of clinical trials.

Our inability to manufacture sufficient quantities of our COVID-19 vaccine or any of our product candidates, or our failure to comply with applicable regulatory requirements, would materially and adversely affect our business.

Manufacturing is a vital component of our individualized immunotherapy approach, and we have invested significantly in our manufacturing facilities, including the acquisition of a manufacturing site in Marburg, Germany. All internal manufacturing is performed under GMP guidelines. We also rely on a network of external contract manufacturing organizations, or CMOs, for the manufacture of our COVID-19 vaccine. We do not rely on any external CMOS for the manufacture of our product candidates and at this time, and we have limited redundancy among our facilities. Due to the individualized nature of our product candidates, we do not maintain product reserves. If any of our or our external CMOs’ manufacturing facilities experience difficulties, including related to manufacturing, product release, shelf life, testing, storage and supply chain management or shipping, our clinical development programs may be delayed or suspended until we or our external CMOs can resume operations. We may also be required to incur significant expenditures to resolve such difficulties.

Our facilities are subject to various regulatory requirements and may be subject to the inspection of the FDA or other regulatory authorities.

If we or our external CMOs cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA, the EMA or comparable regulatory authorities in other jurisdictions, we may not be able to rely on our or our external CMOs’ manufacturing facilities for the manufacture of our product candidates. If the FDA, the EMA or another comparable regulatory authority finds our facilities inadequate for the manufacture of our COVID-19 vaccine or our product candidates or if such facilities are subject to enforcement action in the future or are otherwise inadequate, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our COVID-19 vaccine or our product candidates.

Additionally, we may experience manufacturing difficulties due to resource constraints or as a result of labor disputes or unstable political environments. If we were to encounter any of these difficulties, our ability to provide our COVID-19 vaccine or our product candidates to patients in clinical trials, or to provide products for the treatment of patients, once approved, would be jeopardized.

We are subject to regulatory and operational risks associated with the physical and digital infrastructure at both our internal manufacturing facilities and at those of our external service providers.

The designs of our facilities are based on current standards for biotechnology facilities. They have been reviewed and approved by local German authorities and have also received GMP manufacturing licenses. We have designed our facilities to incorporate a significant level of automation of equipment with integration of several digital systems to improve efficiency of operations. We have attempted to achieve a high level of digitization for clinical manufacturing facilities relative to industry standards. While this is meant to improve operational efficiency, this may pose additional risk of process equipment malfunction and even overall manufacturing system failure or shutdown due to internal or external factors including, but not limited to, design issues, system compatibility or potential cybersecurity breaches. This may lead to delay in supply or shutdown of our facilities. Any disruption in our manufacturing capabilities could cause delays in our production capacity for our drug substances or drug products, impose additional costs, or may require us to identify, qualify and establish an alternative manufacturing site, the occurrence of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Our COVID-19 vaccine and certain of our product candidates rely on the availability of specialty raw materials, which may not be available to us on acceptable terms or at all.

Our product candidates require many specialty raw materials, some of which are manufactured by small companies with limited resources and experience to support a commercial product, and the suppliers may not be able to deliver raw materials to our specifications. In addition, some such suppliers normally support blood-based hospital businesses and generally do not have the capacity to support commercial products manufactured under GMP by biopharmaceutical firms. These suppliers may be ill-equipped to support our needs, especially in non-routine circumstances like an FDA inspection or medical crisis, such as widespread contamination. We also do not have contracts with many of these suppliers, and we may not be able to contract with them on acceptable terms or at all. Accordingly, we have experienced and we may in the future experience delays in receiving key raw materials to support clinical or commercial manufacturing.

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

The manufacturing of immunotherapies for clinical trials or commercial sale is subject to extensive regulation. GMP requirements govern manufacturing processes and procedures, including record-keeping, and the implementation and operation of quality systems to control and assure the quality of products and materials used in our products and product candidates. Poor control of the GMP production processes can lead to product quality failures that can impact our ability to supply product, resulting in loss of potential product sales revenue, cost overruns and delays to clinical timelines for our clinical programs, which could be extensive. Such production process issues include but are not limited to:

•	critical deviations in the manufacturing process;
•	facility and equipment failures;
•	contamination of the product due to an ineffective quality control strategy;
•	facility contamination as assessed by the facility and utility environmental monitoring program;
•	ineffective process, equipment or analytical change management, resulting in failed lot release criteria;
•	raw material failures due to ineffective supplier qualification or regulatory compliance issues at critical suppliers;
•	ineffective product stability;
•	failed lot release or facility and utility quality control testing;

•	ineffective corrective actions or preventative actions taken to correct or avoid critical deviations due to our developing understanding of the manufacturing process as we scale; and
•	failed or defective components or consumables.

We must supply all necessary documentation in support of a BLA or other marketing authorization application on a timely basis and must adhere to the FDA’s, the EMA’s and other countries’ GMP requirements, which are enforced, in the case of the FDA, in part through its facilities inspection program.

Regulatory authorities typically require representative manufacturing site inspections to assess adequate compliance with GMPs and manufacturing controls as described in the filing. If either we or one of our third-party manufacturing sites fails to provide sufficient quality assurance or control, approval to commercialize our product candidates may not be granted. Inspections by regulatory authorities may occur at any time during the development or commercialization phase of products. The inspections may be product-specific or facility-specific for broader GMP inspections or as a follow up to market or development issues that the regulatory agency may identify. Deficient inspection outcomes may influence the ability of our third-party manufacturers or suppliers to fulfill their supply obligations, impacting or delaying supply or delaying programs.

The manufacturing process for any products that we may develop is subject to the FDA’s, the EMA’s and other regulatory authorities’ approval processes, and we may need to contract with manufacturers who we believe can meet applicable regulatory authority requirements on an ongoing basis. If we or our third-party manufacturers are unable to reliably produce product candidates to specifications acceptable to the FDA, the EMA or other regulatory authorities, we or our collaborators may not obtain or maintain the approvals we or they need to commercialize such products. Even if we or our collaborators obtain regulatory approval for any of our immunotherapies, there is no assurance that either we or our CMOs will be able to manufacture our product candidates to specifications acceptable to the FDA, the EMA or other regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential launch of the product, or to meet potential future demand. Any of these challenges could delay completion of clinical trials, require bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidates, impair commercialization efforts or increase our cost of goods. The occurrence of any of the foregoing could have an adverse effect on our business, financial condition, results of operations and growth prospects.

In addition, we may not have direct control over the ability of our CMOs to maintain adequate quality control, quality assurance and qualified personnel. Furthermore, all of our CMOs are engaged with other companies to supply or manufacture materials or products for such companies, which exposes our CMOs to regulatory risks for the production of such materials and products. As a result, failure to meet the regulatory requirements for the production of those materials and products may generally affect the regulatory status of our CMOs’ facilities. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or products, operating restrictions, and criminal prosecutions, any of which could significantly and adversely affect supplies of our products and product candidates (including those of our collaborators) and our overall business operations. Our potential future dependence upon others for the manufacture of our products, product candidates and raw materials may adversely affect our future profit margins and our ability to commercialize any products that receive regulatory approval on a timely and competitive basis.

The FDA, the EMA and other regulatory authorities may require us to submit product samples of any lot of any approved product together with the protocols showing the results of applicable tests at any time. Under some circumstances, the FDA or other regulatory authorities may require that we do not distribute a lot or lots until the relevant agency authorizes such release. Deviations in the manufacturing process, including those affecting quality attributes and stability, may result in unacceptable changes in the product that could result in lot failures or product recalls. Our CMOs have, in the past, experienced lot failures and some may have experienced product recalls. Lot failures or product recalls with respect to product produced by either our own facilities or those of our third-party manufacturers could cause us and our collaborators to delay clinical trials or product launches, which could be costly to us and otherwise harm our business, financial condition, results of operations and prospects.

We also may encounter problems hiring and retaining the experienced scientific, quality-control and manufacturing personnel needed to operate our manufacturing processes and operations, which could result in delays in production or difficulties in maintaining compliance with applicable regulatory requirements. While we train and qualify all personnel around the appropriate handling of our products and materials, we may not be able to control for or ultimately detect intentional sabotage or negligence by any employee or contractor.

Risks Related to our Reliance on Third Parties

We have entered into several arrangements with a related party for the performance of nonclinical research programs, and these arrangements present potential conflicts of interest.

We have had a longstanding relationship with Translational Oncology at the University Medical Center of the Johannes Gutenberg University Mainz (Translationale Onkologie an der Universitätsmedizin der Johannes Gutenberg Universität Mainz gemeinnützige GmbH), or TRON, a non-profit limited liability company engaged in biopharmaceutical research, for the performance of nonclinical research. For more information about our relationship with TRON, see Item 7.B. Major Shareholders and Related Party Transactions in this Annual Report on Form 20-F, below.

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

We currently rely, and expect to continue to rely, on third parties, such as CROs, clinical data management organizations, collaborators, medical institutions and clinical investigators, to conduct various and significant elements of our clinical trials. We currently rely, and expect to continue to rely, on third parties to conduct certain research and preclinical testing activities. In some cases, these third parties may terminate their engagements with us. If we need to enter into alternative arrangements, it would delay our discovery or product development activities.

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

We and our CROs are required to comply with regulations, including GCP, for conducting, monitoring, recording and reporting the results of preclinical studies and clinical trials to ensure that the data and results are scientifically credible and accurate and that the trial participants are adequately informed, among other things, of the potential risks of participating in clinical trials. We also are responsible for ensuring that the rights of our clinical trial participants are protected. These regulations are enforced by the FDA, the regulatory authorities of the EU member states, and comparable regulatory authorities of other jurisdictions for any product candidates in clinical development. The FDA enforces GCP regulations through periodic inspections of clinical trial sponsors, principal investigators and trial sites. If we or our CROs fail to comply with applicable GCP, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable regulatory authorities of other jurisdictions may require us to perform additional clinical trials before approving our marketing applications. We cannot be sure that, upon inspection, the FDA will determine that any of our future clinical trials will comply with GCP. In addition, our clinical trials must be conducted with product candidates produced in accordance with the requirements of GMP regulations. Our failure or the failure of our CROs to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process and could also subject us to enforcement action.

Although we have designed, and in the future intend to design the clinical trials for certain of our product candidates, our collaborators will design the clinical trials that they are managing (in some cases, with our input) and in the case of clinical trials controlled by us, we expect that CROs will conduct all of the clinical trials. As a result, many important aspects of our development programs, including their conduct and timing, are outside of our direct control. Our reliance on third parties to conduct future preclinical studies and clinical trials results in less direct control over the management of data developed through preclinical studies and clinical trials than would be the case if we were relying entirely upon our own staff. Communicating with outside parties can also potentially lead to mistakes as well as difficulties in coordinating activities. Outside parties may:

•	have staffing difficulties;
•	fail to comply with contractual obligations;
•	experience regulatory compliance issues;
•	undergo changes in priorities or become financially distressed;
•	form relationships with other entities, some of which may be our competitors;
•	have human errors; or
•	be subject to cyberattacks.

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

We also rely on other third parties to transport, store and distribute the required materials for our clinical trials. In the past, certain of our third-party vendors have mishandled our materials, resulting in loss of full or partial lots of material. Any further performance failure on the part of these third parties could result in damaged products and could delay clinical development or marketing approval of any product candidates we may develop or commercialization of our medicines, if approved, producing additional losses and depriving us of potential product sales revenue, causing us to default on our contractual commitments, result in losses that are not covered by insurance, and damage our reputation and overall perception of our products in the marketplace. Each of the risks set forth above may be exacerbated by the COVID-19 pandemic currently affecting the global community and the global economy.

Our existing collaborations, or any future collaboration arrangements that we may enter into, may not be successful, which could significantly limit the likelihood of receiving the potential economic benefits of the collaboration and adversely affect our ability to develop and commercialize our product candidates.

We have entered into collaborations under which our collaborators have provided, and may in the future provide, funding and other resources for developing and commercializing our product candidates. We expect to enter into additional collaborations to access additional funding, capabilities and expertise in the future. Our existing collaborations, and any future collaborations we enter into, may pose a number of risks, including the following:

•	collaborators may not perform or prioritize their obligations as expected;
•	the clinical trials conducted as part of such collaborations may not be successful;
•

collaborators may not pursue development and commercialization of any product candidates that achieve regulatory approval or may elect not to continue or renew development or commercialization of programs based on clinical trial results, changes in the collaborators’ focus or available funding, or external factors, such as an acquisition, that divert resources or create competing priorities;

•

collaborators may delay clinical trials, provide insufficient funding for clinical trials, stop a clinical trial, abandon a product candidate, repeat or conduct new clinical trials, or require a new formulation of a product candidate for clinical testing;

•

collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

•

product candidates developed in collaborations with us may be viewed by our collaborators as competitive with their own product candidates or products, which may cause collaborators to cease to devote resources to the development or commercialization of our product candidates;

•

a collaborator with marketing and distribution rights to one or more of our product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of any such product;

•

disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development of any product candidates, may cause delays or termination of the research, development or commercialization of such product candidates, may lead to additional responsibilities for us with respect to such product candidates, or may result in litigation or arbitration, any of which would be time-consuming and expensive;

•

collaborators may not properly maintain, protect, defend or enforce our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;

•	disputes may arise with respect to the ownership of intellectual property developed pursuant to our collaborations;
•	collaborators may infringe, misappropriate or otherwise violate the intellectual property rights of third parties, which may expose us to litigation and potential liability;
•

collaborations may be terminated for the convenience of the collaborator and, if terminated, the development of our product candidates may be delayed, and we could be required to raise additional capital to pursue further development or commercialization of the applicable product candidates;

•

future relationships may require us to incur non-recurring and other charges, increase our near- and long-term expenditures, issue securities that dilute our existing shareholders, or disrupt our management and business;

•	we could face significant competition in seeking appropriate collaborators, and the negotiation process is time-consuming and complex; and
•	our international operations through any future collaborations, acquisitions or joint ventures may expose us to certain operating, legal and other risks not encountered in the United States.

If our collaborations do not result in the successful development and commercialization of programs, or if one of our collaborators terminates its agreement with us, we may not receive any future research funding or milestone, earn-out, royalty or other contingent payments under the collaborations. If we do not receive the funding we expect under these agreements, our development of product candidates could be delayed and we may need additional resources to develop our product candidates. In addition, in general our collaborators have the right to terminate their agreements with us for convenience. If one of our collaborators terminates its agreement with us, we may find it more difficult to attract new collaborators and the perception of us in the business and financial communities could be adversely affected. All of the risks relating to product development, regulatory approval and commercialization described in this report apply to the activities of our collaborators.

If we are not able to establish collaborations on commercially reasonable terms, we may have to alter our research, development and commercialization plans.

Our research and product development programs and the potential commercialization of any product candidates we develop alone or with collaborators will require substantial additional cash to fund expenses, and we expect that we will continue to seek collaborative arrangements with others in connection with the development and potential commercialization of current and future product candidates or the development of ancillary technologies. We face significant competition in establishing relationships with appropriate collaborators. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators. Whether or not we reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include, among other things and as applicable for the type of potential product or technology, an assessment of the opportunities and risks of our technology, the design or results of studies or trials, the likelihood of approval, if necessary, of the FDA or comparable regulatory authorities outside the United States, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products and technologies and industry and market conditions generally.

Current or future collaborators may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us. Additionally, we may be restricted under existing collaboration agreements from entering into future agreements on certain terms or for certain development activities with potential collaborators. For example, we have granted exclusive rights or options to Pfizer for certain targets, and under the terms of our respective collaboration agreements with them, we will be restricted from granting rights to other parties to use our mRNA technology to pursue potential products that address those targets. Similarly, our collaboration agreements have in the past and may in the future contain non-competition provisions that could limit our ability to enter into collaborations with future collaborators.

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

Disputes may also arise between us and our licensors regarding intellectual property subject to a license agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;
•	whether and the extent to which our technology and processes infringe, misappropriate or otherwise violate the intellectual property of the licensor that is not subject to the licensing agreement;
•	our right to sublicense patent and other intellectual property rights to third parties under collaborative relationships;
•

our diligence obligations with respect to the use of the licensed intellectual property and technology in relation to our development and commercialization of our product candidates, and what activities satisfy those diligence obligations;

•

the ownership of inventions, trade secrets, know-how and other intellectual property resulting from the joint creation or use of intellectual property by our licensors and us and our collaborators; and

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

Although we expect to continue using our own clinical manufacturing facilities, we also rely on outside vendors to manufacture supplies and process our product candidates. We have only recently begun to manufacture our COVID-19 vaccine on a commercial scale and may not be able to achieve commercial- scale manufacturing and processing for our product candidates, if approved, and may be unable to create an inventory of mass-produced, off-the-shelf product to satisfy demands for our product candidates, if approved.

We do not yet have sufficient information to reliably estimate the cost of the commercial manufacturing and processing of our product candidates, and the actual cost to manufacture and process our product candidates could materially and adversely affect the commercial viability of our product candidates. As a result, we may not be able to develop commercially viable products other than our COVID-19 vaccine.

In addition, our reliance on a limited number of CMOs exposes us to the following risks:

•

we may be unable to identify manufacturers on acceptable terms or at all because the number of potential manufacturers is limited and the FDA or other regulatory authorities may have questions regarding any replacement contractor. This may require new testing and regulatory interactions. In addition, a new manufacturer would have to be educated in, or develop substantially equivalent processes for, production of our products after receipt of regulatory authority questions, if any;

•	our CMOs might be unable to timely formulate and manufacture our product or produce the quantity and quality required to meet our clinical and commercial needs, if any;
•	CMOs may not be able to execute our manufacturing procedures appropriately;
•

our future CMOs may not perform as agreed or may not remain in the contract manufacturing business for the time required to supply our clinical trials or to successfully produce, store and distribute our products;

•

manufacturers are subject to ongoing periodic unannounced inspection by the FDA, the U.S. Drug Enforcement Administration and corresponding state agencies and by regulatory authorities in other jurisdictions to ensure strict compliance with GMP and other government regulations and corresponding standards in other jurisdictions. We do not have control over CMOs’ compliance with these regulations and standards;

•	we may not own, or may have to share, the intellectual property rights to any improvements made in the manufacturing process for our products;

•	our CMOs could breach or terminate their agreement with us; and
•	our CMOs would also be subject to the same risks we face in developing our own manufacturing capabilities, as described above.

Each of these risks could delay our clinical trials, the approval, if any, of our COVID-19 vaccine or product candidates by the FDA or regulatory authorities in other jurisdictions or the commercialization of our COVID-19 vaccine or product candidates, or result in higher costs or deprive us of potential product sales revenue. In addition, we will rely on third parties to perform release tests on our COVID-19 or our product candidates prior to delivery to patients. If these tests are not appropriately done and test data are not reliable, patients could be put at risk of serious harm.

We are dependent on single source suppliers for some of the components and materials used in, and the processes required to develop, our COVID-19 vaccine and our product candidates.

We currently depend on single source suppliers for some of the components and materials used in, and manufacturing processes required to develop, our COVID-19 and our product candidates. We cannot ensure that these suppliers or service providers will remain in business, or have sufficient capacity or supply to meet our needs, or that they will not be purchased by one of our competitors or another company that is not interested in continuing to work with us. Our use of single source suppliers of raw materials, components, key processes and finished goods exposes us to several risks, including disruptions in supply, price increases or late deliveries. There are, in general, relatively few alternative sources of supply for substitute components. These vendors may be unable or unwilling to meet our future demands for our clinical trials or commercial sale. Establishing additional or replacement suppliers for these components, materials and processes could take a substantial amount of time and it may be difficult to establish replacement suppliers who meet regulatory requirements. Any disruption in supply from any single source supplier or service provider could lead to supply delays or interruptions which would damage our business, financial condition, results of operations and prospects.

If we have to switch to a replacement supplier, the manufacture and delivery of our product candidates could be interrupted for an extended period, which could adversely affect our business. Establishing additional or replacement suppliers for any of the components or processes used in our COVID-19 vaccine and our product candidates, if required, may not be accomplished quickly. If we are able to find a replacement supplier, the replacement supplier would need to be qualified and may require additional regulatory authority approval, which could result in further delay. While we seek to maintain adequate inventory of the single source components and materials used in our COVID-19 vaccine and our product candidates, any interruption or delay in the supply of components or materials, or our inability to obtain components or materials from alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand for our COVID-19 vaccine and product candidates.

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

Our reliance on these suppliers, service providers and manufacturers subjects us to a number of risks that could harm our reputation, business and financial condition, including, among other things:

•	delays to the development timelines for our product candidates;
•	interruption of supply resulting from modifications to or discontinuation of a supplier’s operations;
•	delays in product shipments resulting from uncorrected defects, reliability issues, or a supplier’s variation in a component;
•	a lack of long-term supply arrangements for key components with our suppliers;
•	inability to obtain adequate supply in a timely manner, or to obtain adequate supply on commercially reasonable terms;
•	difficulty and cost associated with locating and qualifying alternative suppliers for our components in a timely manner;
•	production delays related to the evaluation and testing of components from alternative suppliers, and corresponding regulatory qualifications;
•	delay in delivery due to our suppliers’ prioritizing other customer orders over ours;

•	damage to our reputation caused by defective components produced by our suppliers; and
•	fluctuation in delivery by our suppliers due to changes in demand from us or their other customers.

If any of these risks materialize, costs could significantly increase and our ability to meet demand for our products could be impacted

Risks Related to our Intellectual Property

If our efforts to obtain, maintain, protect, defend and/or enforce the intellectual property related to our COVID-19 vaccine or our product candidates and technologies are not adequate, we may not be able to compete effectively in our market.

Our commercial success depends in part on our ability to obtain, maintain, protect, defend and enforce patent and other intellectual property, including trade secret and know-how, protection for our COVID-19 vaccine and for our product candidates, proprietary technologies and their uses, as well as our ability to operate, develop, manufacture and commercialize our COVID-19 vaccine or one or more of our product candidates without infringing, misappropriating or otherwise violating the intellectual property or other proprietary rights of our competitors or any other third parties, including any non-practicing entities or patent assertion entities. We generally seek to protect our intellectual property position by filing and/or licensing patent applications in the United States and abroad related to our product candidates, proprietary technologies (including methods of manufacture) and their uses that are important to our business. Our patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless, and until, patents issue from such applications, and then only to the extent that the issued claims cover third parties’ activities in the countries in which they are performed. We cannot be certain that the claims in any of our patent applications will be considered patentable by the United States Patent and Trademark Office, or the USPTO, courts in the United States or the patent offices and courts in other jurisdictions, including Europe, nor can we be certain that the claims in our issued patents will not be found invalid or unenforceable if challenged. Accordingly, there can be no assurance that our patent applications or those of our licensors will result in additional patents being issued or that issued patents will adequately cover our COVID-19 vaccine or our product candidates, or otherwise afford sufficient protection against competitors with similar technology, nor can there be any assurance that issued patents will not be infringed, designed around, invalidated or held unenforceable. Furthermore, we may not be able to apply for patents on certain aspects of our current or future products or product candidates, proprietary technologies and their uses in a timely fashion, at a reasonable cost, in all jurisdictions, or at all, and any potential patent protection we obtain may not be sufficient to prevent substantial competition.

Even issued patents may later be found invalid or unenforceable, or may be modified or revoked in proceedings before various patent offices or in courts in the United States, Europe or other jurisdictions. The degree of future protection for our intellectual property and other proprietary rights is uncertain. Only limited protection may be available and may not adequately protect our rights or permit us to gain or keep any competitive advantage. If we do not adequately obtain, maintain, protect, defend and enforce our intellectual property and proprietary technology, competitors may be able to use our product candidates and proprietary technologies and erode or negate any competitive advantage we may have, which could have a material adverse effect on our financial condition and results of operations.

The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that we or any of our current or future licensors or collaborators will be successful in prosecuting, obtaining, protecting, maintaining, enforcing or defending patents and patent applications necessary or useful to protect our products or product candidates, proprietary technologies (including methods of manufacture) and their uses. These risks and uncertainties include, from time to time, the following:

•

the USPTO and various other governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patenting process, the noncompliance with which can result in abandonment or lapse of a patent or patent application or a finding that a patent is unenforceable, and partial or complete loss of patent rights in the relevant jurisdiction;

•	patent applications may not result in any patents being issued;
•

issued patents that we own (solely or jointly) or have in-licensed may be challenged, invalidated, modified, revoked, circumvented, found to be unenforceable or otherwise may not provide any competitive advantage;

•

other parties may have designed around our patent claims or developed technologies that may be related or competitive to our COVID-19 vaccine or to our product candidates or other technologies, may have filed or may file patent applications and may have received or may receive patents that overlap or conflict with our patent filings, either by claiming the same or overlapping methods, products, reagents or devices or by claiming subject matter that could dominate one or more of our patent claims;
•

any successful opposition to any patents owned by or in-licensed to us could deprive us of rights necessary for the development and exploitation of our COVID-19 vaccine or our product candidates and other technologies, or the successful commercialization of any product candidates and other technologies that we may develop;

•

because patent applications in the United States and most other jurisdictions are confidential for a period of time after filing, we cannot be certain that we, our co-owners or our licensors were the first to file any patent application related to our product candidates, proprietary technologies and their uses;

•

a court or patent office proceeding, such as a derivative action or interference, can be provoked or instituted by a third party or a patent office, and might determine that one or more of the inventions described in our patent filings, or in those we licensed, was first invented by someone else, so that we may lose rights to such invention(s);

•

a court or other patent proceeding, such as an inter partes review, post grant review or opposition, can be instituted by a third party to challenge the inventorship, scope, validity and/or enforceability of our patent claims and might result in invalidation or revision of one or more of our patent claims, or in a determination that such claims are unenforceable;

•

there may be significant pressure on the U.S. government and international governmental bodies to limit the scope of patent protection both inside and outside the United States for disease treatments that prove successful, as a matter of public policy regarding worldwide health concerns; existing legislation (for example, in the United States, the Public Readiness and Emergency Preparedness Act, etc.) may be interpreted, and new legislation may be passed, to permit third-party use of patented technologies relating to a public health concern (for example, the COVID-19 pandemic), with little or no compensation to the patent holder(s); and

•

countries other than the United States may have patent laws less favorable to patentees than those upheld by U.S. courts, allowing competitors a better opportunity to create, develop and market competing product candidates.

The patent position of biopharmaceutical companies generally is highly uncertain, involves complex legal and factual questions, and has been the subject of much litigation in recent years. The standards that the USPTO and its counterparts use to grant patents are not always applied predictably or uniformly and can change. Similarly, the ultimate degree of protection that will be afforded to biotechnology inventions, including ours, in the United States and other countries, remains uncertain and is dependent upon the scope of the protection decided upon by patent offices, courts and lawmakers. Moreover, there are periodic changes in patent law, as well as discussions in the U.S. Congress and in international jurisdictions about modifying various aspects of patent law. There is no uniform, worldwide policy regarding the subject matter and scope of claims granted or allowable in pharmaceutical or biotechnology patents. In certain countries, for example, methods for the medical treatment of humans are not patentable. More generally, the laws of some countries do not protect intellectual property rights to the same extent as U.S. laws, and those countries may lack adequate rules and procedures for granting, maintaining, protecting, defending and enforcing our intellectual property rights.

Furthermore, the patent prosecution process is expensive and time-consuming, and we may not be able to file, prosecute, maintain, protect, defend, enforce or license all necessary or desirable patents or patent applications, as applicable, at a reasonable cost or in a timely manner. It is possible that we will fail to identify patentable aspects of our research and development output in time to obtain patent protection. Although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, CROs, CMOs, consultants, advisors and other third parties, any of these parties may breach such agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. We also rely to a certain extent on trade secrets, know-how, and technology, which are not protected by patents, to maintain our competitive position. If any trade secret, know-how or other technology not protected by a patent were to be disclosed to or independently developed by a competitor, our business and financial condition could be materially adversely affected.

The issuance of a patent is not conclusive as to its inventorship, priority date, scope, term, validity or enforceability so that any patents that may issue or that we may license may be challenged in the courts or patent offices in the United States, Europe and other jurisdictions. Once granted, patents may remain open to a variety of challenges, including opposition, interference, re-examination, post-grant review, inter partes review, nullification or derivation action in court or before patent offices or similar proceedings, and furthermore, may be challenged as a defense in any enforcement action that we might bring; for example, various third parties have filed opposition papers challenging our issued EP patent number 2714071, which relates to our iNeST product candidates, and whose claims recite steps relating to neoantigen selection. Such challenges may result in loss of exclusivity or in patent claims being narrowed, terminated, disclaimed, invalidated, assigned to others or held unenforceable, any or all of which could limit our ability to stop others from using or commercializing similar or identical products, or limit the scope and/or term of patent protection of our products and product candidates and/ or eliminate it altogether, thus hindering or removing our ability to limit third parties from making, using or selling products or technologies that are similar or identical to ours, and/or reduce or eliminate royalty payments to us from our licensees. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. Furthermore, our pending and future patent applications may not result in patents being issued which protect our technology or our product(s) or product candidates, or which effectively prevent others from commercializing competitive technologies and products. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

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

Furthermore, patents or other intellectual property rights that we may be able to secure for our COVID-19 vaccine or our other COVID-19 vaccine candidates could be restricted or preempted if governments determine that they will not enforce, or will require compulsory licensing of, technologies useful to address the COVID-19 pandemic.

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

The degree of future protection for our intellectual property and other proprietary rights is uncertain, and we cannot ensure that:

•

any of our patents, or any of our pending patent applications, if issued, or those of our licensors, will include claims having a scope sufficient to protect our product(s), our product candidates and other technologies;

•	any of our pending patent applications or those of our licensors may issue as patents;
•	others will not or may not be able to make, use, offer to sell or sell products that are the same as or similar to our own but that are not covered by the claims of the patents that we own or license;
•	we will be able to successfully commercialize our products on a substantial scale, if approved, before the relevant patents that we own or license expire;
•	we were the first to make the inventions covered by each of the patents and pending patent applications that we own or license;
•	we, our co-owners or our licensors were the first to file patent applications for these inventions;

•	others will not develop similar or alternative products or technologies that do not infringe the patents we own or license;
•	any of the patents we own or license will be found to ultimately be valid and enforceable;
•

any patents issued to us or our licensors will provide a basis for an exclusive market for our commercially viable product candidates and other technologies or will provide us with any competitive advantages;

•	a third party may not challenge the patents we own or license and, if challenged, a court would hold that such patents are valid, enforceable and infringed;
•	we may develop or in-license additional proprietary technologies that are patentable;
•	the patents of others will not have an adverse effect on our ability to issue patents, or otherwise on our business;
•

our competitors do not conduct research and development activities in countries where we do not have enforceable patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	we will develop additional proprietary technologies, product(s) or product candidates that are separately patentable; and
•

our development and commercialization activities, including our manufacturing processes, or products will not infringe patents of our competitors or any other third parties, including any non-practicing entities or patent assertion entities.

Other companies or organizations may challenge our intellectual property rights or may assert intellectual property rights that prevent us from developing and commercializing our COVID-19 vaccine or our product candidates and other technologies.

We practice in new and evolving scientific fields, the continued development and potential use of which has resulted in many different patents and patent applications from organizations and individuals seeking to obtain intellectual property protection in the fields. We own and in-license patent applications and issued patents that describe and/or claim certain technologies, including products, reagents, formulations and methods including uses and manufacturing methods, or features or aspects of any of these. These issued patents and pending patent applications claim certain compositions of matter and methods relating to the discovery, development, manufacture and commercialization of therapeutic modalities and our delivery technologies, including lipid nanoparticles, or LNPs. If we, our co-owners or our licensors are unable to obtain, maintain, protect, defend or enforce patent protection with respect to our product candidates and other technology and any products or product candidates and technology we develop, our business, financial condition, results of operations and prospects could be materially harmed.

As the scientific fields mature, our known competitors and other third parties have filed, many of whom have substantially greater resources than we do and many of whom have made significant investments in competing technologies, may seek or may have already obtained patents, and will continue to file, patent applications claiming inventions in the field in the United States and abroad. This may limit, interfere with or eliminate our ability to make, use, sell, import or otherwise exploit our COVID-19 vaccine or our product candidates or other technologies. There is uncertainty about which patents will issue, and, if they do, as to when, to whom and with what claims. With respect to both in-licensed and owned intellectual property, we cannot predict whether the patent applications we and our licensors are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient protection from competitors.

We, our co-owners or our licensors may in the future become a party to patent proceedings or priority disputes in the United States, Europe or other jurisdictions. The Leahy-Smith America Invents Act, or the America Invents Act, includes a number of significant changes that affect the way patent applications are prosecuted and also may affect patent litigation. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent through USPTO-administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. We expect that our competitors and other third parties will institute litigation and other proceedings, such as interference, reexamination and opposition proceedings, as well as inter partes and post-grant review proceedings against us and the patents and patent applications that we own and in-license. For example, various third parties have filed opposition papers challenging our issued EP patent 2714071 which relates to our iNeST product candidates, and whose claims recite steps relating to neoantigen selection.

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

There are many issued and pending patent filings that claim aspects of technologies that we may need for our mRNA products or product candidates, or other product candidates, including patent filings that relate to relevant delivery technologies. There are also many issued patents that claim targeting genes or portions of genes that may be relevant for immunotherapies we wish to develop. In addition, there may be issued and pending patent applications that may be asserted against us in a court proceeding or otherwise based upon the asserting party’s belief that we may need such patents for the development, manufacturing and commercialization of our COVID-19 vaccine or of our product candidates. Thus, it is possible that one or more organizations, ranging from our competitors to non-practicing entities or patent assertion entities, has or will hold patent rights to which we may need a license, or hold patent rights which could be asserted against us. Such licenses may not be available on commercially reasonable terms or at all, or may be non-exclusive. If those organizations refuse to grant us a license to such patent rights on reasonable terms, if we fail to invalidate relevant patents, or if a court or other governing body determines that we need such patent rights that have been asserted against us and we are not able to obtain a license on reasonable terms or at all, we may be unable to perform research and development or other activities or market products covered by such patents, and we may need to cease the development, manufacture and commercialization of one or more of the product candidates we may develop. Any of the foregoing could result in a material adverse effect on our business, financial condition, results of operations or prospects.

We may not be successful in obtaining, maintaining, protecting or defending the necessary intellectual property rights to allow us to identify and develop product candidates, product components and manufacturing processes for our development pipeline.

We currently have rights to certain intellectual property through our owned and in-licensed patents and other intellectual property rights, relating to identification and development of our product candidates or other technologies. As our pipeline may involve additional product candidates that could require the use of intellectual property and other proprietary rights held by third parties, the growth of our business could depend in part on our ability to acquire, in-license or use such intellectual property and proprietary rights. In addition, our product candidates may require specific formulations to work effectively and efficiently and these intellectual property and other proprietary rights may be held by others. We may be unable to secure such licenses or otherwise acquire or in-license any compositions, methods of use, processes or other third-party intellectual property rights from third parties that we identify as necessary, on reasonable terms, or at all, for product candidates and other technologies that we may develop. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies are also pursuing strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, cash resources, and greater clinical development and commercialization capabilities.

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

The lifespans of our patents may not be sufficient to effectively protect our products or product candidates, technologies and business.

Patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after its first effective non- provisional filing date, assuming maintenance fees are timely paid after the patent has issued. Most foreign jurisdictions also provide a 20-year nominal patent term, though many require payment of regular, often annual, annuities to maintain pendency of an application or viability of an issued patent. In some jurisdictions, one or more options for extension of a patent term may be available, but even with such extensions, the lifespan of a patent, and the protection it affords, is limited. Even if patents covering our product candidates, proprietary technologies and their uses are obtained, once the patent term has expired, we may be subject to competition from third parties that can then use the inventions included in such patents to create competing products and technologies. In addition, although upon issuance in the United States a patent’s life can be increased based on certain delays caused by the USPTO, this increase can be reduced or eliminated based on certain delays caused by the patent applicant during patent prosecution. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such product candidates might expire before or shortly after such candidates are commercialized. If any patents that we own or in-license expire, we would not be able to stop others from using or commercializing similar or identical technology and products, and our competitors could market competing products and technology. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

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

We are heavily reliant upon licenses to certain intellectual property and other proprietary rights from third parties that are important or necessary to the development and commercialization of our technology and product(s) or product candidates, and we expect to enter into similar license agreements in the future. Licensing of intellectual property is important to our business and involves complex legal, business and scientific issues and is complicated by the rapid pace of scientific discovery in our industry. Our licenses may not provide exclusive rights to use such intellectual property and technology in all relevant fields of use and in all territories in which we may wish to develop or commercialize our technology and products in the future. As a result, we may not be able to prevent competitors from developing and commercializing competitive products in territories included in any or all of our licenses.

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

Moreover, any failure to satisfy obligations or any material breach under any of our licenses to third-party intellectual property could give the licensor the right to terminate the license. Our existing license agreements impose, and we expect that future license agreements will impose, various diligence, milestone and royalty payment, exclusivity and other obligations on us. If we fail to comply with our obligations under these agreements, or we are subject to a bankruptcy, the licensor may have the right to terminate the license agreement, in which event we would not be able to develop, market and commercialize product(s) or product candidates covered by the license agreement. In spite of our best efforts and even if we disagree, our licensors might still conclude that we have materially breached our license agreements and might therefore terminate the license agreements, thereby removing our ability to develop and commercialize the product(s) or product candidates covered by these license agreements. In the event that any of our license agreements were to be terminated by the licensor, we may need to negotiate new or reinstated agreements, which may not be available to us on equally favorable terms, or at all. If these license agreements are terminated, or if the underlying patents or other intellectual property fail to provide the intended exclusivity, competitors would have the freedom to seek regulatory approval of, and to market and commercialize, products similar or identical to ours. In addition, we may seek to obtain additional licenses from our licensors and, in connection with obtaining such licenses, we may agree to amend our existing license agreements in a manner that may be more favorable to the licensors, including by agreeing to terms that could enable third parties (potentially including our competitors) to receive licenses to a portion of the intellectual property that is subject to our existing licenses.

We are generally also subject to all of the same risks with respect to protection of intellectual property that we license, as we are for intellectual property that we own, which are described in this section. If we, our co-owners or our licensors fail to adequately protect this intellectual property, our ability to develop, market and commercialize our product(s) or product candidates could suffer. Moreover, if disputes over intellectual property that we have in-licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop, market and commercialize the affected product(s) or product candidates, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Some of our in-licensed intellectual property has been discovered through government-funded programs and thus may be subject to federal regulations such as “march-in” rights and certain reporting requirements, and compliance with such regulations may limit our exclusive rights and our ability to contract with manufacturers.

Certain intellectual property rights that have been in-licensed, including patent applications and patents that we in-license from the University of Pennsylvania, the Louisiana State University, the Broad Institute, the National Institute of Health (NIH), Genevant, and Cellscript, have been generated through the use of U.S. government funding and are therefore subject to certain federal regulations. As a result, the U.S. government may have certain rights to intellectual property embodied in our current or future product candidates pursuant to the Bayh-Dole Act of 1980, or the Bayh-Dole Act. These U.S. government rights include a non-exclusive, non-transferable, irrevocable worldwide license to use inventions for any governmental purpose. In addition, the U.S. government has the right, under certain limited circumstances, to require the licensor to grant exclusive, partially exclusive or non-exclusive licenses to any of these inventions to a third party if it determines that (i) adequate steps have not been taken to commercialize the invention, (ii) government action is necessary to meet public health or safety needs or (iii) government action is necessary to meet requirements for public use under federal regulations (also collectively referred to as “march-in rights”). The U.S. government also has the right to take title to these inventions if the licensor fails to disclose the invention to the government or fails to file an application to register the intellectual property within specified time limits. Any exercise by the government of such rights could harm our competitive position, business, financial condition, results of operations and prospects. Intellectual property generated under a government-funded program is also subject to certain reporting requirements, compliance with which may require us to expend substantial resources.

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

Our current proprietary position for certain products and product candidates depends upon our owned or in-licensed patent filings covering components, manufacturing-related methods, formulations and/or methods of use, which may not adequately prevent a competitor or other third party from using the same product candidate for the same or a different use.

Composition of matter patent protection is generally considered to be desirable because it provides protection without regard to any particular method of use or manufacture or formulation. While we have obtained patent protection covering components of certain product candidates, manufacturing-related methods, formulations and/or methods of use, we have not obtained patent protection components for all product candidates, manufacturing-related methods, formulations and/or methods of use. For instance, we do not currently have any claims in our owned or in-licensed issued U.S. patents that cover the overall construct used in our COVID-19 vaccine, or that used in our iNeST product candidates.  We also cannot be certain that claims in any future patents issuing from our pending owned or in-licensed patent applications or our future owned or in-licensed patent applications will cover the composition of matter, manufacturing-related methods, formulations and/or methods of use of our current or future product candidates. Method of use patents protect the use of a product for the specified method and formulation patents cover formulations to deliver therapeutics. These types of patents do not prevent a competitor or other third party from developing, marketing or commercializing a similar or identical product for an indication that is outside the scope of the patented method or from developing a different formulation that is outside the scope of the patented formulation. Moreover, with respect to method of use patents, even if competitors or other third parties do not actively promote their product for our targeted indications or uses for which we may obtain patents, physicians may recommend that patients use these products off-label, or patients may do so themselves. Although off-label use may infringe or contribute to the infringement of method of use patents, the practice is common and this type of infringement is difficult to prevent or enforce. Consequently, we may not be able to prevent third parties from practicing our inventions in the United States or abroad.

Intellectual property rights of third parties could adversely affect our ability to commercialize our product(s) and product candidates, and we might be required to litigate or obtain licenses from third parties in order to develop or market our product(s) and product candidates.

Because our products and product candidates are still in early stages of development or commercialization, and one or more features of the products or product candidates, or related technologies such as their manufacture, formulation or use, may still change, we cannot be confident that we are aware of all third-party intellectual property that might be relevant to products that we eventually hope to commercialize.  Furthermore, even if all aspects of our product(s) or product candidate(s), or of other technology, were known, it is possible that third-party intellectual property, which may or may not currently be public, could develop in a manner (for example, through issuance of additional patents) that could impede our ability to make or use relevant products or product candidates, or other technology. Various third-party competitors practice in relevant spaces, and may have issued patents, or patent applications that will issue as patents in the future, that will impede or preclude our ability to commercialize products. Furthermore, while U.S. patent laws provide a “safe harbor” to our clinical product candidates under 35 U.S.C. § 271(e)(1), which exempts from patent infringement activities related to pursuing FDA approval for a drug product, that exemption expires when an NDA is submitted. Accordingly, our COVID-19 vaccine was granted emergency use authorization in December 2020, at which the 271(e)(1) safe harbor may no longer provide the same level of protection from third party patent infringement claims for that product. We may become exposed to one or more lawsuits from third parties who consider our COVID-19 vaccine to infringe their patents. Given the uncertainty of clinical trials, we cannot be certain of the timing of their completion and it is possible that we might want to submit an NDA at a time when one or more relevant third-party patents is in force. Thus, it is possible that at the time that we commercialize our product candidates, one or more third parties may have issued patent claims that cover our products or critical features of their production or use. We may not be able to commercialize our products if patents issued to third parties or other third-party intellectual property rights cover, or may be alleged to cover, our products or elements thereof, or their methods of manufacture or use at the time that we seek to commercialize them. In such cases, we may not be in a position to develop or commercialize product candidates unless we successfully pursue litigation to nullify or invalidate the third-party intellectual property right concerned, successfully design around their claims, or enter into a license agreement with the intellectual property right holder(s). Such litigation or licenses could be costly or not available on commercially reasonable terms or at all, and design-around could be prohibitively expensive or impossible.

Additionally, with respect to our COVID-19 vaccine and our other COVID-19 product candidates and related technologies, it is unclear whether the U.S. government, or other governments around the world, will protect vaccine manufacturers for liability from infringement of third party intellectual property, at least during the period of the pandemic.  Thus, it is possible that third parties may assert intellectual property rights against us relating to our COVID-19 vaccine, and that we will not be successful in arguing that commercialization of our COVID-19 vaccine is exempted from infringement (for example, under 35 U.S.C. § 271(e)(1), discussed above, or under the Public Readiness and Emergency Preparedness Act, or the PREP Act, etc.).  Furthermore, even if such commercialization is deemed protected from infringement during the period of pandemic crisis, once that period has passed, or as otherwise might be established, any such exemption may be terminated so that continuing commercialization could expose us to liability, and might even be precluded if third party(ies) who hold relevant intellectual property rights are able to secure injunction(s) or are unwilling to license to us on commercially feasible terms.

It is also possible that we have failed to identify relevant third-party patents that cover, or applications that will mature into patents that cover, one or more aspects of our platform or product(s) and product candidates. Given that, in most jurisdictions, a patent application is confidential when initially filed, and typically remains so until it is published about 18 months after the initial filing, it may not be possible for us to identify certain relevant filings in time to avoid using the technology that they claim. Additionally, the claims of pending patent applications can, subject to certain limitations, be amended over time, so that even patent applications whose claims did not cover our products or activities when published could be amended to cover one or more aspects of our platform or product candidates over time, and we might not be aware that such amendment had been made.

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

Competitors and other third parties may infringe, misappropriate or otherwise violate our intellectual property rights or those of our licensors. To prevent infringement, misappropriation or other unauthorized use, we may be required to file claims, which can be expensive and time-consuming. In certain instances, we have instituted and may in the future institute inter partes review proceedings against issued U.S. patents and opposition proceedings against European patents owned by third parties in the field of immunotherapy. We have a number of these opposition proceedings ongoing at the European Patent Office against third-party patents related to mRNA technologies; also, multiple oppositions have been filed against our EP patent number 2714071, which relates to our iNeST product candidates, and whose claims recite steps relating to neoantigen selection. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may be subject to claims of infringement of the patent rights of third parties.

In addition, in a patent infringement proceeding, our owned or in-licensed patents may be challenged and a court may decide that a patent we own or in-license is not valid, is unenforceable and/or is not infringed. If we or any of our potential future collaborators were to initiate legal proceedings against a third party to enforce a patent directed at one of our product(s) and/or product candidates, the defendant could counterclaim that our patent is invalid and/or unenforceable in whole or in part. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge include an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could include an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO or made a misleading statement during prosecution. Third parties may also raise similar claims before the USPTO, even outside the context of litigation. Similar mechanisms for challenging the validity and enforceability of a patent exist in ex-U.S. patent offices and may result in the revocation, cancellation or amendment of any ex-U.S. patents we hold in the future. The outcome following legal assertions of invalidity and unenforceability is unpredictable, and prior art could render our patents or those of our licensors invalid. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on such product and/or product candidate. Such a loss of patent protection would have a material adverse impact on our competitive position, business, financial conditions, results of operations and prospects.

Third parties, ranging from our competitors to non-practicing entities or patent assertion entities, may assert that we are employing their intellectual property and other proprietary technology without authorization. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use, development, manufacture or commercialization of our COVID-19 vaccine or product candidates. As patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that our product(s) and/or product candidates may infringe. In addition, third parties may obtain patents in the future and claim that our technologies infringe upon these patents. If any third- party patents were held by a court of competent jurisdiction to cover the manufacturing process of any of our product(s) and/or product candidates, any molecules formed during the manufacturing process or any final product itself, the holders of any such patents may obtain injunctive or other equitable relief, which could effectively block our ability to develop and commercialize such product and/or product candidate unless we obtained a license under the applicable patents, or until such patents expire. Similarly, if any third-party patents were held by a court of competent jurisdiction to cover aspects of our formulations, processes for manufacture or methods of use, including combination therapy, the holders of any such patents may be able to block our ability to develop and commercialize the applicable product and/or product candidate unless we obtained a license or until such patent expires. In either case, such a license may not be available on commercially reasonable terms, or at all, or may be non- exclusive.

Interference or derivation proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications or those of our licensors. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms or at all, or if a non-exclusive license is offered and our competitors gain access to the same intellectual property and technology. Our defense of litigation, interference, derivation or similar proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to continue our clinical trials, and our research programs, license necessary technology from third parties or enter into development or manufacturing collaborations that would help us bring our product(s) and/or product candidates to market.

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

Such licenses are likely to be non-exclusive and, therefore, our competitors may have access to the same intellectual property and technology licensed to us. If we fail to obtain a required license and are unable to design around a patent, we may be unable to effectively market some of our technology and product(s) and/or product candidates, which could limit our ability to generate revenues or achieve or maintain profitability and possibly prevent us from generating revenue sufficient to sustain our operations. Moreover, certain of our collaborations provide, and we expect additional collaborations to provide, that royalties payable to us for licenses to our intellectual property may be offset by amounts paid by our collaborators to third parties for licenses to such third parties’ intellectual property in the relevant fields, which could result in significant reductions in our revenues from products developed through collaborations.

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

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non- compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees, and various other governmental fees on patents and applications will be due to be paid to the USPTO and various governmental patent agencies outside of the United States in several stages over the lifetime of the patents or applications. We have systems in place to remind us to pay these fees and we employ an outside firm and rely on our outside counsel to pay these fees due to non-U.S. patent agencies; however, we cannot guarantee that we will successfully pay these fees. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment, and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply, and in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. We are also dependent on our licensors to take the necessary action to comply with these requirements with respect to our in-licensed intellectual property, and we cannot guarantee that they will do so. In such an event, our competitors might be able to enter the market with similar or identical products or technology, and this would have a material adverse impact on our business, financial condition, results of operations and prospects.

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

In addition to seeking patent protection for some of our technology, product(s) and product candidates, we also seek to rely on trade secret protection and confidentiality agreements to maintain our competitive position and protect proprietary know-how that is not patentable, processes for which patents are difficult to enforce and any other elements of our product discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. However, trade secrets and know-how may be difficult to protect.

We seek to protect these trade secrets, know-how and other proprietary technology, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, CROs, CMOs, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants and require all of our employees and key consultants who have access to our trade secrets, proprietary know-how, information or technology to enter into confidentiality agreements. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes. Despite our best efforts, any of these parties may breach the agreements and we cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. We may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret or know-how is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets and know-how. If any of our trade secrets or know-how were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. If we are unable to prevent unauthorized material disclosure of our intellectual property to third parties, we will not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, operating results, financial condition and prospects.

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

In the future, we may be subject to claims that current or former employees, consultants, independent contractors, collaborators or other third parties have an interest in our patents or other intellectual property as an inventor or co-inventor. While it is our policy to require our employees, consultants, independent contractors, collaborators and other third parties who may be involved in the conception, development or reduction to practice of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives, develops or reduces to practice such intellectual property that we regard as our own. In addition, certain such agreements, even if successfully executed may distribute ownership or control of intellectual property rights between or among parties, for example based on subject matter, relationship to other intellectual property, and/or one or more aspects of development of the intellectual property; after the agreements are in place disputes may arise over such distribution principles or over proper treatment of particular developed intellectual property in accordance with them. Disagreements may be difficult or impossible to resolve, may be expensive to address, and may result in our failing to secure or maintain ownership in or control of intellectual property necessary or important to our business.

The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached. For example, we may have inventorship or ownership disputes arise from conflicting obligations of employees, consultants, independent contractors, collaborators or other third parties who are involved in developing and commercializing our product(s) and/or product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship or ownership. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business, operating results and financial condition. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Furthermore, the laws of some other countries do not protect intellectual property and other proprietary rights or establish ownership of inventions to the same extent or in the same manner as the U.S. laws. A majority of our employees work in Germany and are subject to German employment law. Ideas, developments, discoveries and inventions made by such employees and consultants are subject to the provisions of the German Act on Employees’ Inventions, which regulates the ownership of, and compensation for, inventions made by employees. We face the risk that disputes can occur between us and our employees or former employees pertaining to alleged non-adherence to the provisions of this act that may be costly to defend and take up our management’s time and efforts whether we prevail or fail in any such dispute. There is a risk that the compensation we provided to employees who assign patents to us may be deemed to be insufficient and we may be required under German law to increase the compensation due to such employees for the use of the patents. In those cases, where employees’ rights have not been assigned to us, we may need to pay compensation for the use of those patents. If we are required to pay additional compensation or face other disputes under the German Act on Employees’ Inventions, our business, results of operations and financial condition could be adversely affected.

We will not seek to protect our intellectual property rights in all jurisdictions throughout the world, and we may not be able to adequately enforce our intellectual property rights even in the jurisdictions where we seek protection.

Filing, prosecuting and defending patents on product(s) and/or product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some countries do not protect intellectual property rights to the same extent as laws in Germany and the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and to the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own product candidates and further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our product(s) and/or product candidates, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in certain jurisdictions, particularly outside of the United States. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement, misappropriation or other violation of our patents and other intellectual property or development, marketing and commercialization of competing products in violation of our intellectual property and other proprietary rights generally. Proceedings to enforce our intellectual property rights in such jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or in-license.

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

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential collaborators or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected. We may license our trademarks and trade names to third parties, such as distributors. Though these license agreements may provide guidelines for how our trademarks and trade names may be used, a breach of these agreements or misuse of our trademarks and trade names by our licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks, and trade names. Our efforts to enforce or protect our proprietary rights related to trademarks, trade names, trade secrets, know-how, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our business, financial condition, results of operations and prospects.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

•

others may be able to make COVID-19 vaccines or therapies, and/or personalized cancer immunotherapies that are similar to our COVID-19 vaccine and/or any product candidates we may develop and commercialize or utilize similar technologies that are not covered by the claims of the patents that we now or may in the future own or have exclusively in-licensed;

•

we, our co-owners or our licensors or future collaborators might not have been the first to make the inventions covered by the issued patents or pending patent applications that we own or have exclusively in-licensed;

•	we, our co-owners or our licensors or future collaborators might not have been the first to file patent applications covering certain of our or their inventions;
•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our owned or in-licensed intellectual property rights;
•	it is possible that our pending patent applications or those that we may own or in-license in the future will not lead to issued patents;
•	issued patents that we own or have exclusively in-licensed may be held invalid or unenforceable, including as a result of legal challenges by our competitors;
•

our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	we may not develop additional proprietary technologies that are patentable;
•	the patents of others may have an adverse effect on our business; and
•	we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

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

For our individualized immunotherapy candidates, the FDA and comparable regulatory authorities outside of the United States may require the development and regulatory approval of a companion diagnostic assay as a condition to approval. The FDA may require PMA supplemental approvals for use of that same companion diagnostic as a condition of approval of additional individualized therapeutic candidates. We do not have experience or capabilities in developing or commercializing companion diagnostics and plan to rely in large part on third parties to perform these functions. Companion diagnostic assays are subject to regulation by the FDA and other comparable regulatory authorities in other jurisdictions as medical devices and require separate regulatory approval prior to the use of such diagnostic assays with our individualized therapeutic candidates. If we, or any third parties that we engage to assist us, are unable to successfully develop companion diagnostic assays for use with our individualized therapeutic candidates, or are unable to obtain regulatory approval or experience delays in either development or obtaining regulatory approval, we may be unable to identify patients with the specific profile targeted by our product candidates for enrollment in our clinical trials. Accordingly, further investment may be required to further develop or obtain the required regulatory approval for the relevant companion diagnostic assay, which would delay or substantially impact our ability to conduct additional clinical trials or obtain regulatory approval.

Because we are developing some of our product candidates for the treatment of diseases in which there is little clinical experience and, in some cases, using new endpoints or methodologies, the FDA, the EMA or other regulatory authorities may not consider the endpoints of our clinical trials to provide clinically meaningful results.

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

The FDA, the EMA or other comparable regulatory authorities may disagree with our regulatory plan and we may fail to obtain regulatory approval of our product candidates.

If the results of our clinical trials are sufficiently compelling, we or our collaborators intend to discuss with the FDA submission of a BLA for our product candidates. However, we do not have any agreement or guidance from the FDA that our regulatory development plans will be sufficient for submission of a BLA for any of our product candidates. The FDA, the EMA or other regulatory agencies may grant accelerated approval for our product candidates and, as a condition for accelerated approval, the FDA, the EMA or other regulatory agencies may require a sponsor of a drug or biologic receiving accelerated approval to perform post-marketing studies to verify and describe the predicted effect on irreversible morbidity or mortality or other clinical endpoint, and the drug or biologic may be subject to withdrawal procedures by the FDA, the EMA or other regulatory agencies that are more accelerated than those available for regular approvals. In addition, the standard of care may change with the approval of new products in the same indications that we are studying. This may result in the FDA, the EMA or other regulatory agencies requesting additional studies to show that our product candidate is superior to the new products.

Our clinical trial results may also not support approval. In addition, our product candidates could fail to receive regulatory approval for many reasons, including the following:

•	the FDA, the EMA or comparable regulatory authorities may disagree with the design or implementation of our clinical trials;
•	we may be unable to demonstrate to the satisfaction of the FDA, the EMA or comparable regulatory authorities that our product candidates are safe and effective for any of their proposed indications;
•

the results of clinical trials may not meet the level of statistical significance required by the FDA, the EMA or comparable regulatory authorities for approval, including due to the heterogeneity of patient populations;

•	we may be unable to demonstrate that our product candidates’ clinical and other benefits outweigh their safety risks;
•	the FDA, the EMA or comparable regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;
•

the data collected from clinical trials of our product candidates may not be sufficient to the satisfaction of the FDA, the EMA or comparable regulatory authorities to support the submission of a BLA or other comparable submissions or to obtain regulatory approval in the United States or elsewhere;

•	the FDA, the EMA or comparable regulatory authorities will inspect our manufacturing facilities and may not approve our facilities; and
•	the approval policies or regulations of the FDA, the EMA or comparable regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

We may not be able to file INDs with the FDA, clinical trial applications with the competent authorities of the member states of the European Union or similar applications with other comparable regulatory authorities to commence additional clinical trials on the timelines we expect, and even if we are able to, one or more of these regulatory authorities may not permit us to proceed.

The timing of filing on our product candidates is dependent on further preclinical, clinical and manufacturing success. We cannot be sure that submission of an IND or IND amendment with the FDA, a clinical trial application with the regulatory authorities of the EU member states or similar application with other comparable regulatory authorities will result in the FDA, the regulatory authorities of the EU member states or any comparable regulatory authority allowing testing and clinical trials to begin, or that, once begun, issues will not arise that result in the suspension or termination of such clinical trials. Additionally, even if such regulatory authorities agree with the design and implementation of the clinical trials set forth in an IND, clinical trial application or similar applications, we cannot guarantee that such regulatory authorities will not change their requirements in the future.

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

In addition, exclusive marketing rights in the United States may be limited if we seek approval for an indication broader than the orphan-designated indication or may be lost if the FDA later determines that the request for designation was materially defective. Further, even if we obtain orphan drug exclusivity for a product, that exclusivity may not protect the product effectively from competition because different drugs with different active moieties may receive and be approved for the same condition, and only the first applicant to receive approval will receive the benefits of marketing exclusivity. Even after an orphan-designated product is approved, the FDA can subsequently approve a later drug with the same active moiety for the same condition if the FDA concludes that the later drug is clinically superior if it is shown to be safer, more effective, or makes a major contribution to patient care. Similar considerations apply in the European Union with respect to drugs or biologics designated as orphan medicinal products. Orphan drug designation neither shortens the development time or regulatory review time of a drug, nor gives the drug any advantage in the regulatory review or approval process. In addition, while we may seek orphan drug designation for our product candidates, we may never receive such designations.

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

The ACA includes a subtitle called the Biologics Price Competition and Innovation Act of 2009, or the BPCIA, which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-approved reference biological product. Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first approved by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first approved.

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

Adverse events reported with respect to gene therapies or genome editing therapies could adversely impact one or more of our programs. Although our mRNA product candidates are designed not to make any permanent changes to cell DNA, regulatory agencies or others could believe that adverse effects of gene therapy products caused by introducing new DNA and irreversibly changing the DNA in a cell could also be a risk for our mRNA investigational therapies, and as a result may delay one or more of our trials or impose additional testing for long-term side effects. Any new requirements and guidelines promulgated by regulatory review agencies may have a negative effect on our business by lengthening the regulatory review process, requiring us to perform additional or larger studies, or increasing our development costs, any of which could lead to changes in regulatory positions and interpretations, delay or prevent advancement or approval and commercialization of our product candidates or lead to significant post-approval studies, limitations or restrictions. As we advance our product candidates, we will be required to consult with these regulatory agencies and advisory committees and comply with applicable requirements and guidelines. If we fail to do so, we may be required to delay or discontinue development of some or all of our product candidates.

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

Complex regulatory environments exist in other jurisdictions in which we might consider seeking regulatory approvals for our product candidates, further complicating the regulatory landscape. For example, in the European Union, a special committee called the Committee for Advanced Therapies, or CAT, was established within the EMA in accordance with Regulation (EC) No 1394/2007 on advanced-therapy medicinal products, or ATMPs, to assess the quality, safety and efficacy of ATMPs, and to follow scientific developments in the field. ATMPs include gene therapy products as well as somatic cell therapy products and tissue engineered products.

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

Approval by the FDA in the United States, if obtained, does not ensure approval by regulatory authorities in other countries or jurisdictions. In order to market our product candidates in any other jurisdiction, we must establish and comply with numerous and varying regulatory requirements on a jurisdiction-by-jurisdiction basis regarding safety and efficacy. In addition, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not guarantee regulatory approval in any other country. Approval processes vary among countries and can involve additional product testing and validation and additional administrative review periods.

Seeking regulatory approval in other jurisdictions could result in difficulties and costs for us and require additional preclinical studies or clinical trials which could be costly and time-consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our products in those countries. The European Union and other jurisdictions’ regulatory approval processes involve all of the risks associated with the FDA approval. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals, or if regulatory approvals in international markets are delayed, our target market will be reduced and our ability to realize the full market potential of our products will be unrealized.

A third-party investigational drug used in combination with our product candidates may be unable to obtain regulatory approval, which may delay commercialization of our product candidates.

We are developing several of our product candidates to be used in combination with our and third-party drugs. Even if any product candidate we develop were to receive marketing approval or be commercialized for use in combination with other existing therapies, we would continue to be subject to the risks that the FDA, the EMA or comparable regulatory authorities in other jurisdictions could revoke approval of the therapy used in combination with our product or that safety, efficacy, manufacturing or supply issues could arise with any of those existing therapies. If the therapies we use in combination with our product candidates are replaced as the standard of care for the indications we choose for any of our product candidates, the FDA, the EMA or comparable regulatory authorities in other jurisdictions may require us to conduct additional clinical trials. The occurrence of any of these risks could result in our own products, if approved, being removed from the market or being less successful commercially. We also plan to evaluate current and future product candidates in combination with one or more therapies that have not yet been approved for marketing by the FDA, the EMA or comparable regulatory authorities in other jurisdictions. We will not be able to market any product candidate we develop in combination with an unapproved therapy if that unapproved therapy does not ultimately obtain marketing approval. In addition, unapproved therapies face the same risks described with respect to our product candidates currently in development and clinical trials, including the potential for serious adverse effects, delay in their clinical trials and lack of FDA, EMA or comparable regulatory authority approval.

If the FDA, the EMA or comparable regulatory authorities in other jurisdictions do not approve these other drugs or revoke their approval of, or if safety, efficacy, manufacturing or supply issues arise with, the drugs we choose to evaluate in combination with any product candidate we develop, we may be unable to obtain approval of or market any product candidate we develop.

Our COVID-19 vaccine and any other product candidates for which we receive approval or emergency use authorization are subject to continuing regulatory oversight, and we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense. We may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our product candidates.

Our COVID-19 vaccine and any other product candidates for which we receive approval or emergency use authorization are subject to continuing regulatory oversight, including the review of additional safety information, and the applicable regulatory authority may still impose significant restrictions on the indicated uses or marketing of our product or impose ongoing requirements for potentially costly post-approval studies or post-market surveillance. For example, the holder of an approved BLA is obligated to monitor and report adverse events and any failure of a product to meet the specifications in the BLA. The holder of an approved BLA must also submit new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labeling or manufacturing process. Advertising and promotional materials must comply with FDA rules and are subject to FDA review, in addition to other potentially applicable federal and state laws.

If we fail to comply with applicable regulatory requirements following approval of any of our product candidates, a regulatory agency may:

•	issue a warning letter asserting that we are in violation of the law;
•	seek an injunction or impose civil or criminal penalties or monetary fines;
•	suspend or withdraw regulatory approval or revoke a license;
•	suspend any ongoing clinical studies;
•	refuse to approve a pending BLA or supplements to a BLA submitted by us;
•	seize product; or
•	refuse to allow us to enter into supply contracts, including government contracts.

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

Additionally, following regulatory approval of a product candidate, the FDA or other regulatory authority could require us to adopt a REMS or a risk management plan, or RMP, to ensure that the benefits of treatment with such product candidate outweigh the risks for each potential patient, which may include, among other things, a medication guide outlining the risks of the product for distribution to patients, a communication plan to health care practitioners, extensive patient monitoring, or distribution systems and processes that are highly controlled, restrictive, and more costly than what is typical for the industry.

Furthermore, if we or others later identify undesirable side effects caused by any product that we develop, several potentially significant negative consequences could result, including:

•	regulatory authorities may suspend or withdraw approvals or revoke licenses of such product;
•	regulatory authorities may require additional warnings on the label;
•	we may be required to change the way a product is administered or conduct additional clinical trials;
•	we could be sued and held liable for harm caused to patients and their children; and
•	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of any products we may identify and develop and could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are successful in gaining approval for any of our product candidates, we will continue to face significant regulatory oversight of the manufacturing and distribution of our products. Product manufacturers and their facilities are subject to payment of user fees and continual review and periodic inspections by the FDA and other regulatory authorities for compliance with GMP and adherence to commitments made in the BLA. If we or a regulatory agency discovers previously unknown problems with a product such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions relative to that product or the manufacturing facility, including requiring recall or withdrawal of the product from the market or suspension of manufacturing.

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

•

The U.S. Foreign Corrupt Practices Act of 1977, as amended, which prohibits, among other things, U.S. companies and their employees and agents, as well as non-U.S. companies that are registered with the SEC, from authorizing, promising, offering or providing, directly or indirectly, corrupt or improper payments or anything else of value to foreign government officials, employees of public international organizations and foreign government owned or affiliated entities, candidates for foreign political office, and foreign political parties or officials thereof; and

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

Payments made to physicians in certain EU member states must be publicly disclosed. Moreover, agreements with physicians often must be the subject of prior notification and approval by the physician’s employer, his or her competent professional organization or the regulatory authorities of the individual EU member states. These requirements are provided in the national laws, industry codes, or professional codes of conduct, applicable in the EU member states. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

We are subject to certain anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations. We can face serious consequences for violations.

Among other matters, anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations, which are collectively referred to as “trade laws,” prohibit companies and their employees, agents, CROs, legal counsel, accountants, consultants, contractors and other collaborators from authorizing, promising, offering, providing, soliciting, or receiving directly or indirectly, corrupt or improper payments or anything else of value to or from recipients in the public or private sector. Violations of trade laws can result in substantial criminal fines and civil penalties, imprisonment, the loss of trade privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities and other organizations. We plan to engage third parties for clinical trials and/or to obtain necessary permits, licenses, intellectual property (including patents) and other regulatory approvals, and we can be held liable for the corrupt or other illegal activities of our personnel, agents or collaborators, even if we do not explicitly authorize or have prior knowledge of such activities.

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

The collection and use of personal health data in the European Union had previously been governed by the provisions of the GDPR. While the Data Protection Directive did not apply to organizations based outside the European Union, the GDPR has expanded its reach to include any business, regardless of its location, that provides goods or services to residents in the European Union. The GDPR imposes strict requirements on controllers and processors of personal data, including special protections for “sensitive information” which includes health and genetic information of patients residing in the European Union. The GDPR also imposes strict rules on the transfer of personal data out of the European Union to the United States and other countries. In addition, the GDPR provides that EU member states may make their own further laws and regulations limiting the processing of personal data, including genetic, biometric or health data.

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

Other jurisdictions outside the European Union are similarly introducing or enhancing privacy and data security laws, rules and regulations, which could increase our compliance costs and the risks associated with non-compliance. We cannot guarantee that we are, or will be, in compliance with all applicable international regulations as they are enforced now or as they evolve. For example, our privacy policies may be insufficient to protect any personal information we collect, or may not comply with applicable laws, in which case we may be subject to regulatory enforcement actions, lawsuits or reputational damage, all of which may adversely affect our business. There is significant uncertainty related to the manner in which data protection authorities will seek to enforce compliance with the GDPR, especially with regard to clinical trial conduct. For example, it is not clear if the authorities will conduct random audits of companies doing business in the European Union, or if the authorities will wait for complaints to be filed by individuals who claim their rights have been violated. Enforcement uncertainty and the costs associated with ensuring GDPR compliance may be onerous and adversely affect our business, financial condition, results of operations and prospects. If we fail to comply with the GDPR and the applicable national data protection laws of the EU member states, or if regulators assert we have failed to comply with these laws, it may lead to regulatory enforcement actions, which can result in monetary penalties of up to €20,000,000 or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, and other administrative penalties. If any of these events were to occur, our business and financial results could be significantly disrupted and adversely affected.

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

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and biological materials. Our operations also may produce hazardous waste products. We generally anticipate contracting with third parties for the disposal of these materials and wastes. We will not be able to eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from any use by us of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.

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

Risks Related to Ownership of the ADSs

We have experienced and may continue to experience significant volatility in the market price of the ADSs representing our ordinary shares.

Biopharmaceutical companies that are developing potential therapeutics and vaccines to combat COVID-19, including BioNTech SE, have experienced significant volatility in the price of their securities upon publication of preclinical and clinical data as well as news about their development programs. For example, during 2020 the closing sales price of the ADSs representing our ordinary shares on the Nasdaq Global Select Market ranged from $29.21 to $129.54, with significant volatility occurring shortly after announcements related to the development, approval, and commercialization of our COVID-19 vaccine. Given the attention being paid to the COVID-19 pandemic and the public scrutiny of COVID-19 development and commercialization announcements, and given that our COVID-19 vaccine is among the first vaccines to receive emergency use authorization, we expect that the public announcements we and Pfizer intend to make in the coming months regarding additional supply agreements and any news regarding manufacturing and distribution of our COVID-19 vaccine or unanticipated side effects of our COVID-19 vaccine will attract significant attention and scrutiny and that, as a result, the price of the ADSs representing our ordinary shares likely will continue to be volatile.

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

We may evaluate various acquisitions and collaborations, including licensing or acquiring complementary products, intellectual property rights, technologies or businesses. Any potential acquisition, joint venture or collaboration may entail numerous risks, including:

•	increased operating expenses and cash requirements;
•	the assumption of additional indebtedness or contingent liabilities;
•	assimilation of operations, intellectual property and products of an acquired company, including difficulties associated with integrating new personnel;

•	the diversion of our management’s attention from our existing product programs and initiatives in pursuing such a strategic merger or acquisition;
•	retention of key employees, the loss of key personnel, and uncertainties in our ability to maintain key business relationships;
•	risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or product candidates and regulatory approvals; and
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

Our Articles of Association designate specific courts in the United States as the exclusive forum for certain U.S. litigation that may be initiated by our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us.

Our Articles of Association provide that the United States District Court for the Southern District of New York shall be the competent court of jurisdiction for the resolution of any litigation on the grounds of or in connection with U.S. federal or state capital market laws. In the absence of these provisions, under the Securities Act of 1933, as amended, or the Securities Act, U.S. federal and state courts have been found to have concurrent jurisdiction over suits brought to enforce duties or liabilities created by the Securities Act. This choice of forum provision will not apply to suits brought to enforce duties or liabilities created by the Securities Exchange Act of 1934, as amended, which already provides that such federal district courts have exclusive jurisdictions over such suits.

The choice of forum provision contained in our Articles of Association may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our executive officers, directors, or other employees, or impose additional litigation costs on shareholders in pursuing any such claims, particularly if the shareholders do not reside in or near the state of New York, which may discourage such lawsuits. In addition, while the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court are “facially valid” under Delaware law, there is uncertainty as to whether other U.S. or German courts will enforce our choice of forum provision. The enforceability of similar choice of forum provisions in other companies’ governing documents has been challenged in recent legal proceedings, and it is possible that a court in the relevant jurisdictions with respect to us could find the choice of forum provision contained our Articles of Association to be inapplicable or unenforceable. If the relevant court were to find the choice of forum provision contained in our articles of association to be inapplicable or unenforceable, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition and operating results. The choice of forum provision may also impose additional litigation costs on shareholders who assert that the provision is not enforceable or invalid. The United States District Court for the Southern District of New York may also reach different judgments or results than would other courts, including courts where a shareholder considering a U.S.-based action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our shareholders.

Holders of the ADSs may not be able to participate in any future preemptive subscription rights issues or elect to receive dividends in shares, which may cause additional dilution to their holdings.

Under German law, the existing shareholders of a company generally have a preemptive right in proportion to the amount of shares they hold in connection with any issuance of ordinary shares, convertible bonds, bonds with warrants, profit participation rights and participating bonds. However, our shareholders in a shareholders’ meeting may vote, by a majority representing at least three-quarters of the share capital represented at the meeting, to waive this preemptive right provided that, from the company’s perspective, there exists good and objective cause for such waiver.

The deposit agreement provides that the depositary need not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, ADS holders may be unable to participate in our future rights offerings and may experience dilution in their holdings. For example, ADS holders were unable to participate in our summer 2020 rights offering. In addition, if the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.

Our principal shareholders and management own a significant percentage of our ordinary shares and will be able to exert significant control over matters subject to shareholder approval.

Our executive officers, directors, five percent shareholders, and their affiliates beneficially own a majority of our ordinary shares (including ordinary shares represented by ADSs) as of December 31, 2020, and will have the ability to influence us through their ownership positions. For example, these shareholders, acting together, may be able to exert significant influence over matters such as elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares that shareholders may believe are in their best interest. Such insiders may also act in concert to waive rights to participate in rights offerings, as was done in our summer 2020 rights offering, which would have the effect of permitting the ADSs or shares underlying such waived rights to be offered to the public in an underwritten offering without contravening German law pricing requirements.

The large number of shares eligible for sale or subject to rights requiring us to register them for sale could cause the market price of the ADSs to drop significantly, even if our business is performing well.

We have filed a registration statement on Form S-8 under the Securities Act, to register all ordinary shares issued or issuable under our equity plans. Such Form S-8 registration statements and any other registration statements on Form S-8 we file in the future become effective upon filing, upon which shares registered under such registration statements become available for sale in the open market.

Additionally, certain sales of ADSs or our ordinary shares that we have made included holding period restrictions or registration rights. Sales of ADSs or our ordinary shares as restrictions end or pursuant to registration rights may make it more difficult for us to finance our operations through the sale of equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause the trading price of the ADSs to fall and make it more difficult to sell the ADSs on favorable terms.

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

Our principal executive offices are located at An der Goldgrube 12, D-55131 Mainz, Germany. Our telephone number is +49 6131-9084-0. Our website address is http://www.biontech.de. The information contained on, or that can be accessed through, our website is not part of this document. Our agent for service of process in the United States is c/o BioNTech US Inc., 40 Erie Street, Suite 110, Cambridge, Massachusetts 02139, +1 (617) 337-4701.

B.	Business Overview
I.	Overview

BioNTech was founded in 2008 on the understanding that every cancer patient’s tumor is unique and that in order to effectively address this challenge, we must create individualized treatments for each patient. To realize this vision, we combine decades of groundbreaking research in immunology, cutting-edge therapeutic platforms and a suite of patient profiling and bioinformatic tools to develop immunotherapies for cancer and other diseases. We leverage powerful new therapeutic mechanisms and exploit a diverse array of biological targets to harness the power of each patient’s immune system to address the unique molecular signature of each patient’s underlying disease. The breadth of our immunotherapy technologies and expertise enables us to develop potential therapies to address a range of rare and infectious diseases, and we rapidly mobilized these to address the COVID-19 pandemic with our COVID-19 vaccine, referred to as COMIRNATY® in the European Union and other locations where we have received marketing approval.

We believe our successful development of a first-in-class COVID-19 mRNA vaccine in less than one year validates our execution capabilities and the power of our technologies to change lives.

We intend to invest the revenues we generate from sales of our COVID-19 vaccine to accelerate the maturation of our oncology and infectious disease pipeline and the expansion into additional therapeutic areas, such as autoimmunity, allergy, regenerative medicine and inflammatory diseases.

We believe we are well positioned to develop and commercialize the next generation of immunotherapies with the potential to transform treatment paradigms for many severe diseases and significantly improve clinical outcomes for patients.

Our immunotherapy product candidates span the following four distinct drug classes:

•

mRNA Therapeutics. We are utilizing messenger ribonucleic acid, or mRNA, to deliver genetic information to cells, where it is used to express proteins for therapeutic effect. We are developing a portfolio of immunotherapies that utilize four different mRNA formats and three different formulations to derive five distinct platforms for the treatment of cancer. Four of these platforms are currently in human testing: (i) our off-the-shelf shared antigen immunotherapy, or FixVac; (ii) our individualized neoantigen specific immunotherapy, or iNeST, in collaboration with Genentech, Inc.; (iii) our intratumoral immunotherapy, in collaboration with Sanofi, S.A.; and (iv) our mRNA encoding for specific cytokines, or RiboCytokines. In addition, we are developing another platform in which we use mRNA to express directly in the patient particular antibodies, or RiboMabs. We are also leveraging our mRNA technology to address COVID-19, influenza and other infectious diseases and rare diseases. In December 2020, our COVID-19 vaccine became the first mRNA vaccine to be authorized or approved for emergency or temporary use or granted conditional marketing authorization in over 65 countries worldwide.

•

Cell Therapies. We are developing a range of cell therapies, including chimeric antigen receptorT cells, or CAR-T, neoantigen-based T cell therapies and T cell receptor, or TCR, therapies, in which the patient’s T cells are modified or primed to target cancer-specific antigens We are also combining our mRNA FixVac platform with our first CAR-T product candidates to enhance the persistence of CAR-T cells in vivo. Our first CARVac product candidate entered into clinical testing in solid tumors in February 2021.

•

Antibodies. We are developing, in collaboration with Genmab A/S, next-generation bispecific antibodies that are designed to target immune checkpoints that modulate the patient’s immune response to cancer. We are also exploring additional targeted cancer antibody approaches utilizing our in-house capabilities. Our first two product candidates under this collaboration are in clinical testing.
•

Small Molecule Immunomodulators. We use small molecules to augment the activity of other drug classes by inducing specific and discrete patterns of immunomodulation. We have a small molecule toll-like receptor 7, or TLR7, immunomodulator for the treatment of solid tumors in clinical testing.

We have leveraged these four drug classes to build a robust pipeline of over 20 product candidates in oncology and additional product candidates in infectious disease. We believe our technology and expertise is broadly applicable across a number of therapeutic areas, such as oncology, infectious diseases and rare diseases. Longer-term, we see applications for the technology in the fields of auto-immune diseases, allergy, inflammatory disease, and even regenerative medicine.

Our first commercial stage program is our BNT162 vaccine program to prevent COVID-19, which includes our COVID-19 vaccine development program, BNT162. We are co-developing BNT162 with Pfizer, Inc., or Pfizer, worldwide (ex-China) and with Shanghai Fosun Pharmaceutical (Group) Co., Ltd., or Fosun Pharma in China. We initiated the BNT162 program in late January 2020 and as of March 2021, our COVID-19 vaccine has been authorized or approved for emergency use or temporary use or granted conditional marketing authorization in over 65 countries around the world, including the United States, the United Kingdom, and Canada and has received conditional marketing authorization following rolling submissions with the EMA. Our COVID-19 vaccine has not been approved or licensed by the U.S. FDA, but has been authorized for emergency use by the FDA under an Emergency Use Authorization, or EUA, to prevent COVID-19 for use in individuals 16 years of age and older, as well as for emergency use in several other countries around the world. As of March 23, 2021, we and Pfizer have supplied 200 million doses of our COVID-19 vaccine globally.

In our oncology therapeutic programs, we have to-date treated over 800 patients across more than 20 solid tumor types. We also are developing more than four additional preclinical programs and expect to initiate clinical testing with several of them in 2021. In our Phase 1 trial for BNT111, our lead FixVac off-the-shelf product candidate, we have observed antigen-specific immune responses in over 90% of advanced melanoma patients treated with BNT111 as a single agent. In addition, we have observed single-agent antigen-specific immune responses in patients treated with the precursor to autogene cevumeran (RO7198457, BNT122), our iNeST product candidate. In both trials, we have observed durable objective responses (reduction in tumor volume) in both the monotherapy and checkpoint-combination settings.

Our Team

Our team combines proven biotechnology entrepreneurs, world-renowned immunologists and sophisticated biopharma investors. We were founded in 2008 by our scientific founders, Prof. Ugur Sahin, M.D., Prof. Christoph Huber, M.D. and Özlem Türeci, M.D., with a seed investment of €150 million from the Strüngmann family, through its investment vehicle, AT Impf, and MIG Fonds, or MIG. Andreas and Thomas Strüngmann are serial entrepreneurs, having co-founded Hexal AG, a German pharmaceutical firm, which they built and sold to Novartis, along with their majority stake in Eon Labs, Inc., a U.S. public pharmaceutical firm, for a combined €5.6 billion (at the time, $8.3 billion). Helmut Jeggle and Michael Motschmann, on behalf of the Strüngmann family and MIG, respectively, along with Dr. Huber, were founding members of our Supervisory Board.

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

Our initial group of scientific founders have been joined by experienced pharmaceutical executives, immunologists and biotechnology specialty investors. Sean Marett, our Chief Business Officer and Chief Commercial Officer, led the business development teams at Evotec, and previously was an executive at GlaxoSmithKline in the United States. Dr. Sierk Poetting, our Chief Financial Officer and Chief Operating Officer, joined us from Sandoz, where he served as the Chief Financial Officer in North America. Ryan Richardson, our Chief Strategy Officer, joined us from J.P. Morgan Securities LLC, where he served as Executive Director, Healthcare Investment Banking. We have also attracted talented scientists such as Katalin Karikó, our Senior Vice President & Head of RNA Protein Replacement, who has more than 30 years of experience working with RNA, has published more than 70 peer-reviewed papers and is co-inventor on mRNA-related patents, including a foundational patent relating to modified mRNA.

II.	Our Products and Pipeline of Product Candidates

We are advancing a deep and broad portfolio of product candidates derived from our four drug classes focused on the treatment of cancer, infectious and rare diseases to complement our commercial product, our COVID-19 vaccine:

A.	Commercial Product: COVID-19 Vaccine

Our mRNA-based COVID-19 vaccine product has been authorized or approved for emergency or temporary use or granted conditional marketing authorization in over 65 countries worldwide.

In response to the COVID-19 pandemic, we initiated our COVID-19 vaccine development program, BNT162, in late January 2020, leveraging our proprietary mRNA platform, and assembled a global consortium of partners including Pfizer (worldwide collaboration outside of China) and Fosun Pharma (China). In April 2020, we initiated a first-in-human clinical trial of BNT162b2 following preclinical studies. In July 2020, we initiated, along with our partner Pfizer, a phase 3 clinical trial of BNT162b2 and published the clinical results in November 2020. Subsequently, our COVID-19 vaccine has been authorized or approved for emergency use or temporary use or granted conditional marketing authorization in over 65 countries around the world, including the United States, the United Kingdom, and Canada and has received CMA following rolling submissions with the EMA.

We seek to drive long-term sustainable revenues from our COVID-19 vaccine program by increasing patient access through enhancing manufacturing and supply capabilities, broadening distribution geographies, expanding the label, and optimizing the formulation.

Clinical Research and Development

We and Pfizer have jointly conducted clinical trials for COVID-19 vaccine candidates across approximately 150 clinical trial sites globally. In late April 2020, we and Pfizer announced that the German regulatory authority, the Paul-Ehrlich-Institut, approved the Phase 1/2 clinical trial and the first patients in the first cohort of the Phase 1/2 clinical trial were dosed shortly thereafter. In early May 2020, we and Pfizer initiated a clinical trial for BNT162 in the U.S. and the first participants were dosed shortly thereafter.

Based on preclinical and clinical data observed, we and Pfizer progressed our BNT162 program into a Phase 2b/3 trial which commenced in late July 2020. For the initial Phase 2b/3 trial, we selected our nucleoside-modified mRNA (modRNA) vaccine candidate variant targeting the 2P-mutated full spike protein, BNT162b2. Both BNT162b2 and our BNT162b1 vaccine candidate, which uses modRNA and encodes the receptor binding domain antigen, received Fast Track status from the FDA. On the basis of data collected and analyzed for BNT162b1 and BNT162b2, including the overall observed safety, tolerability and immunogenicity profiles for each vaccine candidate at different dose levels, along with input from the FDA, we selected BNT162b2 as our lead candidate to take into a Phase 2b/3 trial.

The Phase 3 clinical trial of BNT162b2 began in July 2020 and enrolled more than 44,000 participants from approximately 150 clinical trials sites in the United States, Germany, Turkey, South Africa, Brazil and Argentina. The Phase 3 trial is designed as a 1:1 vaccine candidate to placebo, randomized, observer-blinded study to obtain safety, immune response, and efficacy data needed for regulatory review.

In August 2020, we and Fosun initiated a Phase 1 study to evaluate safety and immunogenicity in Chinese participants. In November 2020, we initiated a Phase 2 clinical trial of vaccine candidate BNT162b2 in Jiangsu Province, China to assess the safety and immunogenicity of the vaccine candidate and to support future Biologic License Application (BLA) in China.

On October 6, 2020, we announced the initiation of a rolling submission to the European Medicines Agency (EMA) for BNT162b2. The EMA’s decision to start a rolling review follows the encouraging preliminary results from pre-clinical and early clinical studies in adults, which suggest that BNT162b2 triggers the production of neutralizing antibodies and TH-1 dominant CD4+ and CD8+ T cells that target SARS-CoV-2. A combination of an antibody and T cell response is believed to be important in eliciting protection against viral infection and disease.

On October 21, 2020 we and Pfizer announced initiation of a Phase 1/2 clinical trial in Japan to evaluate safety, tolerability and immunogenicity of two doses separated by 21 days and a single dose of BNT162b2.

On November 18, 2020, we and Pfizer announced that, after conducting the final efficacy analysis in our ongoing Phase 3 study, BNT162b2 met all of the study’s primary efficacy endpoints. In this pivotal Phase 3 trial of BNT162b2, there were over 44,000 participants who were 16 years and older, 21,720 of whom received the two-dose regimen of 30 μg BNT162b2, which was given 21 days apart, and 21,728 of whom received the placebo. Among 36,523 participants who had no evidence of existing or prior SARS-CoV-2 infection at the time of the immunizations, there were 170 cases of COVID-19 observed at least seven days after the second dose. Of these 170 cases of COVID-19, 162 cases occurred among placebo recipients and eight cases occurred in vaccine recipients, corresponding to 95.0% vaccine efficacy. Among participants with and without evidence of prior SARS CoV-2 infection, there were nine cases of COVID-19 among vaccine recipients and 169 among placebo recipients, corresponding to a 94.6% vaccine efficacy. The cumulative incidence of COVID-19 cases over time among placebo and vaccine recipients began to diverge by 12 days after the first dose, and 52.4% vaccine efficacy was observed between the first and second doses, indicating the early onset of a partially protective effect of immunization. Two doses of vaccine provide the maximum protection observed. Ten cases of severe COVID-19 were observed with onset after the first dose. Nine cases occurred among placebo recipients and one among BNT162b2 recipients.

BNT162b2 exhibited a favorable tolerability and safety profile. Based on a data cut-off date of October 9, 2020, 37,706, participants had a median of at least two months of safety data available after the second dose and contributed to the main safety dataset. Among these participants, 49% were female; 83% were White; 9% were Black or African American; 28% were Hispanic/Latinx; 35% were obese (BMI ≥30.0 kg/m2); and 21% had at least one underlying comorbidity. The median age was 52 years, and 42% were older than 55 years. The most common adverse events of BNT162b2 were transient, mild to moderate pain at the injection site, fatigue and headache, and these generally resolved within two days. These reactions were less common and milder in older adults than younger adults. Severe reactions (Grade 3) were reported in fewer than 2% of vaccine recipients after either dose except for fatigue (3.8%) and headache (2.0%). Fever (≥38 °C) was reported in similar proportions of younger (16%) and older (11%) vaccine recipients. Rates of serious adverse events were similar between vaccine and placebo groups (0.6% and 0.5%). There were no COVID-19-related deaths.

All trial participants will continue to be monitored to assess long-term protection and safety for an additional two years after their second dose. Data from this study, including longer term safety, comprehensive information on duration of protection, efficacy against asymptomatic SARS-CoV-2 infection, and safety and immunogenicity in adolescents 12 to 15 years of age will be gathered.

On December 10, 2020, results from the Phase 3 trial of BNT162b2 were published in The New England Journal of Medicine. We have also published several scientific papers on the new rapidly spreading variants of SARS-CoV-2 and how they might affect the efficacy of BNT162b2. In December 2020, we published data on a panel of 18 SARS-CoV-2 RBD variants identified through publicly available information. Sera collected seven days after the booster dose of BNT162b2 showed high neutralising titers to each of the SARS-CoV-2 S variants, demonstrating the breadth of the neutralising response against circulating strains.

In January 2021, we released three other publications on the vaccine efficacy against new SARS-CoV-2 strains. One publication showed that sera from vaccinated individuals neutralized SARS-CoV-2 with an introduced N501Y mutation, a key target of virus neutralizing antibodies, as efficiently as SARS-CoV-2 without the mutation. Another publication showed that pseudovirus bearing the U.K. strain SARS-CoV-2 spike with the full set of mutations was inhibited by BNT162b2-immune sera with a neutralization range that is biologically equivalent to the unmutated SARS-CoV-2 Spike.  A third set of data was published by Xie et al. demonstrating that three recombinant SARS-CoV-2 variants containing key spike mutations from the newly emerged U.K. and South African variants (N501Y from the United Kingdom and South Africa; 69/70-deletion+N501Y+D614G from the United Kingdom; and E484K+N501Y+D614G from South Africa) were neutralized by sera from vaccinated individuals with a GMT neutralization rate against the wild-type strain of 1.46, 1.41, and 0.81, respectively. In March, we and Pfizer published data in the New England Journal of Medicine from an in vitro study of the neutralizing activity of BNT162b2-elicited serum against the variants first detected in the United Kingdom (B.1.1.2 lineage), Brazil (P.1 lineage), and South Africa (B.1.351 lineage). Sera neutralized all the viruses tested and showed no significant reduction in activity against both B.1.1.7-spike and P.1-spike viruses. While neutralization of the B.1.351-spike virus was lower, it was still robust. Thus, the neutralization data provide support that BNT162b2 will continue to protect against the variants first detected in the United Kingdom and Brazil.

While these findings do not indicate an immediate need for a new vaccine to address the emerging variants, we will continue to monitor emerging SARS-CoV-2 strains and continue to conduct studies to monitor the vaccine’s real-world effectiveness. We intend to respond quickly if a variant of SARS-CoV-2 shows clinical evidence of escaping immunity from our vaccine and will proactively prepare new vaccine constructs if needed. We believe that the flexibility of our proprietary mRNA vaccine platform is well suited to develop new vaccine variants if required (requiring potentially as short as six weeks to design a new product candidate).

In February 2021, we and Pfizer announced that the first participants had been dosed in a global Phase 2/3 study to further evaluate the safety, tolerability, and immunogenicity of BNT162b2 in preventing COVID-19 in healthy pregnant women 18 years of age and older. We and Pfizer are also planning studies to further evaluate the vaccine in people with compromised immune systems. Additionally, we announced that safety and efficacy data from the global Phase 3 study with subjects 12 to 15 years of age are expected to be submitted to the regulatory authorities in the second quarter of 2021.

On February 25, 2021, we and Pfizer announced the initiation of a trial to evaluate the safety and immunogenicity of a third dose of our COVID-19 vaccine on prolonging immunity against COVID-19 and to address potential newly emerging SARS-CoV-2 variants.In March 2021, the U.S. FDA approved an additional amendment to the study protocol of the global Phase 1/2/3 trial for an additional dose of BNT162b2 or its modified version carrying the spike protein sequence of the so-called South African variant (BNT162b2SA) in order to further describe duration of protection, and protection against the emerging variants of concern. An additional dose of either BNT162b2 or BNT162b2SA will be given to approximately 600 Phase 3 participants approximately five to seven months after their second dose of BNT162b2. A further dose of BNT162b2SA will be given to approximately 30 of those participants who receive BNT162b2SA. Approximately 300 BNT162b2-naïve participants will be enrolled and receive 2 doses of BNT162b2SA to describe protection against the emerging variants of concern and reference strains. The part of the trial with BNT162b2SA is expected to start in the second quarter of 2021.

In March 2021, we also announced real-world evidence demonstrating dramatically lower incidence rates of COVID-19 disease in individuals fully vaccinated with our COVID-19 vaccine in Israel, underscoring the observed substantial public health impact of Israel’s nationwide immunization program. These new data, collected by the Israel Ministry of Health, demonstrate the vaccine’s effectiveness in preventing symptomatic SARS-CoV-2 infections, COVID-19 cases, hospitalizations, severe and critical hospitalizations, and deaths. Additionally, the analysis from the Israel Ministry of Health showed that that two weeks after the second vaccine dose protection vaccine effectiveness was at least 97% in preventing symptomatic disease, severe/critical disease and death. The analysis also showed a vaccine effectiveness of 94% against asymptomatic SARS-CoV-2 infections. Since this observational analysis was conducted when the variant B.1.1.7 was the dominant strain in Israel, it also provides real-world evidence of the effectiveness of BNT162b2 for prevention of COVID-19 infections, hospitalizations, and deaths due to variant B.1.1.7.

In March 2021, the first participants were dosed in a Phase 1/2/3 study in healthy children 6 months to under 12 years of age. The Phase 1 dose finding portion is evaluating the safety, tolerability and immunogenicity of two doses of BNT162b2 separated by 21 days in up to three age groups (≥5 to <12 years, ≥2 to <5 years, and ≥6 months to <2 years of age). Once the preferred dose level of BNT162b2 is identified for each age group, a Phase 2/3 trial to evaluate the safety, tolerability and immunogenicity in each age group will start. Efficacy against confirmed COVID-19 and asymptomatic infection will also be assessed.

Additionally, in March 2021, we announced that we will start a Phase 3 trial to evaluate the safety, tolerability and immunogenicity of lyophilized BNT162b2 presented in single-dose vials and of frozen liquid BNT162b2 in multidose vials. This trial will also assess the noninferiority of the lyophilized formulation. The trial will be conducted in healthy adults 18 through 55 years of age and will start in the United States in April.

Regulatory

As of March 2021, our COVID-19 vaccine has been authorized or approved for emergency use or temporary use in over 65 countries around the world, including the United States, the United Kingdom, the European Union and Canada. Our COVID-19 vaccine has not been approved or licensed by the U.S. FDA, but has been authorized for emergency use by the FDA under an EUA, to prevent COVID-19 for use in individuals 16 years of age and older.

Under our collaboration with Pfizer, we are the designated regulatory authorization worldwide. Pfizer has marketing and distribution rights worldwide with the exception of China, Germany, and Turkey. Fosun Pharma has marketing and distribution rights in China.

On January 28, 2021, the EMA published a safety update from its Pharmacovigilance Risk Assessment Committee, or PRAC. The safety data reviewed for our COVID-19 vaccine are in line with the vaccine’s known benefit-risk profile. The review covered all new safety data emerging since December 21, 2020, including the first Summary Monthly Safety Report from the marketing authorization holder. PRAC noted that a recent analysis in the United States estimated the frequency of anaphylaxis as approximately 11 cases per million doses of our COVID-19 vaccine administered. With respect to reports of suspected side effects with fatal outcome, specifically in frail elderly individuals, PRAC stated that in many cases concerning individuals above 65 years of age, progression of (multiple) pre-existing diseases seemed to be a plausible explanation for death. In some individuals, palliative care had already been initiated before vaccination. PRAC concluded that based on the current data there was no need to amend the product information regarding how our COVID-19 vaccine should be used, including in frail elderly individuals. PRAC requested continued thorough review of all reports of suspected side effects with fatal outcome.

On February 25, 2021, the U.S. FDA, and on March 26, 2021, the EMA, approved that undiluted frozen vials of BNT162b2 may be transported and stored at conventional temperatures commonly found in pharmaceutical freezers (-25°C to -15°C or -13°F to 5°F) for a period of up to two weeks. Further formulation optimization activities are ongoing.

Manufacturing and Delivery Capabilities

We and Pfizer continue to work in collaboration with governments and health ministries around the world that will distribute the vaccine, subject to country authorization or approval and terms of supply agreements, to help ensure it can reach those most in need as quickly as possible. We and Pfizer are leveraging Pfizer’s leading vaccine manufacturing and distribution capabilities to quickly scale, manufacture and distribute large quantities of the vaccine at high quality, complementing BioNTech’s mRNA manufacturing expertise gained over almost a decade. Based on projections as of March 2021, Pfizer’s and BioNTech’s combined manufacturing network has the potential to supply globally up to 2.5 billion doses by the end of 2021 (subject to regulatory approval or authorization). Additionally, as of March 23, 2021 we and Pfizer have supplied 200 million doses of our COVID-19 vaccine globally.

Through our existing mRNA production sites in Germany, we were able to begin producing our COVID-19 vaccine for commercial supply before receiving regulatory authorization or approval. We have increased and will continue to increase our manufacturing capacity, including through our acquisition of a manufacturing site in Marburg, Germany. Our Marburg site is one of the key factors in the expansion of our manufacturing network and will become one of the largest mRNA manufacturing sites in Europe with an annual production capacity of up to one billion doses of our COVID-19 vaccine, once fully operational. We and Pfizer also leverage Pfizer’s manufacturing site in Puurs, Belgium, one of Pfizer’s largest sterile injectable sites, for European supply and as back up supply to the primary manufacturing site for the U.S. market, which is in Kalamazoo, Michigan. Our European manufacturing network has continually expanded from three partners in December 2020 when we received our first authorizations to 13 sites (including the Marburg facility) as of March 2021, and we are continuing to strengthen this network.

Pfizer has vast experience and expertise in cold-chain shipping and has an established infrastructure to supply the vaccine worldwide, including distribution hubs where vaccine can be stored until its expiration. Pfizer’s distribution is built on a flexible just-in-time system that can ship the frozen vials quickly to designated points of vaccination at the time of need, minimizing the need for long term storage. Vaccination in a pandemic situation is expected to be rapid, and we do not expect that the product will need to be stored at any location for more than 30 days. To assure product quality, we and Pfizer have developed specially designed, temperature-controlled shippers for the vaccine, which can maintain recommended shipping conditions (-80ºC to -60ºC (-112ºF to -76ºF)) for extended periods of time with dry ice. The shipper can maintain temperature for 10 days unopened which allows for transportation to markets globally. Once open, a vaccination center may store the vaccine in an ultra-low temperature freezer at (-75°C ±15°C) for up to six months, or use the specially designed shippers as a temporary storage solution to maintain the required temperatures for up to 30 days with re-icing every five days in accordance with the handling instructions. Alternatively, pursuant to the U.S. FDA’s and the EMA’s approvals in February and March 2021, respectively, the vials may be stored at -25°C to -15°C (-13°F to 5°F), temperatures more commonly found in pharmaceutical freezers and refrigerators. Once thawed, the vaccine vial can be stored safely for up to five days at refrigerated (2-8°C) conditions.

Commercial update

As of March 2021, we have signed orders for more than 1.4 billion doses in 2021, and discussions for additional dose commitments are ongoing. This includes agreements with the governments in the United States, United Kingdom, Japan, Canada and the European Union.

In December 2020, we and Pfizer announced a second agreement with the U.S. government to supply an additional 100 million doses of our COVID-19 vaccine. In February 2021, we and Pfizer announced that the U.S. government exercised its option for an additional 100 million doses of our COVID-19 vaccine. This agreement brings the total number of doses to be delivered to the United States to 300 million. Consistent with the original agreement announced in July 2020, the U.S. government will pay $1.95 billion for the additional 200 million doses.

In addition, in December 2020, we and Pfizer announced we and Pfizer will supply an additional 100 million doses of our COVID-19 vaccine to the EU member states in 2021, as a result on an option exercised under an advanced purchase agreement with the European Commission, or the EC. In February 2021 we and Pfizer announced a new agreement with the EC to supply an additional 200 million doses of our COVID-19 vaccine, with the option to request a supply of an additional 100 million doses. This agreement brings the total number of doses to be delivered to the European Union to 500 million, with the potential to increase to 600 million based on the option granted in the new agreement.

B. Our Clinical Stage Product Candidates in Oncology

We are developing a broad and deep pipeline of over 20 product candidates across our four drug classes. 13 oncology product candidates are currently being investigated in 14 clinical trials.

1. Our mRNA Product Class in Oncology

a) FixVac

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

i. BNT111: Our FixVac Cancer Immunotherapy for the Treatment of Advanced Melanoma

We are developing our mRNA-based FixVac product candidate BNT111 for the treatment of advanced melanoma in patients with metastatic tumors and as an adjuvant treatment after tumor resection. We are currently studying BNT111 in an ongoing Phase 1 clinical trial and expect to start a randomized Phase 2 clinical trial in first half of 2021.

Our BNT111 Targets

BNT111 is designed to elicit an immune response to the following four antigens that have each been found to be associated with melanoma:

•	New York esophageal squamous cell carcinoma 1, or NY-ESO-1, a well-known cancer-testis antigen that is also expressed in numerous cancers, including melanoma;
•	melanoma-associated antigen A3, or MAGE-A3, which is not expressed in normal tissues, except the testis;
•	tyrosinase, an enzyme that is required for melanin production and that is expressed at high levels in melanoma; and
•	trans-membrane phosphatase with tensin homology, or TPTE, a novel cancer/testis antigen that we discovered internally.

Sequencing data from 337 melanoma tumors showed that at least one of these four antigens is detected in over 90% of such melanoma tumors.

BNT111 antigens detected in over 90% of melanoma tumors. The graphic above shows expression of BNT111 target antigens on a patient by patient basis. Each row at the bottom of the graphic represents an antigen, and each vertical line represents a patient, depicting whether or not that patient’s tumor expressed each antigen. Red/yellow = antigen is expressed in patient’s tumor; white = no expression.

Our BNT111 Clinical Trials

Ongoing Phase 1 Trial in Advanced Melanoma Patients (LIPOMERIT trial)

We are conducting a multi-center, open-label, first-in-human, Phase 1 dose escalation study evaluating the safety and tolerability of multiple intravenous administrations of BNT111 in patients with advanced melanoma. This is the first clinical trial worldwide in which an mRNA-based cancer immunotherapy is administered intravenously for systemic treatment.

The trial employed a conventional 3+3 design in which patients were dosed in groups of three at incrementally greater dosages until the maximum tolerated dose was identified, during the dose escalation phase, which was then followed by expanded dose cohorts. Patients were treated with doses from 7.2µg up to the highest administered dose of 400µg of total RNA.

July 2020 Data from BNT111 Lipo-MERIT Trial published in Nature

In July 2020 we published interim Phase 1 data in the journal Nature. The publication titled “An RNA vaccine drives immunity in checkpoint-inhibitor-treated melanoma” summarizes the findings of the exploratory interim analysis (data extraction date July 29, 2019).

Overall, the preliminary Phase 1 results from the Lipo-MERIT trial with data from 89 patients highlight a favorable tolerability profile of BNT111 in advanced melanoma patients.

•

No dose-limiting toxicities to BNT111 have been reported. The overall adverse event profile was dominated by mild-to-moderate, transient and manageable flu-like symptoms. These symptoms were managed by pre-medication with non-steroidal antipyretics, such as ibuprofen and acetaminophen. Eight patients dosed with BNT111 experienced related treatment-emergent serious adverse events, or TESAEs. There were confounding factors, such as treatment with other therapies or underlying medical conditions, for the patients with related TESAEs. We could not establish a clear causal relationship between BNT111 and the cases of anaphylactic reaction, retinopathy, encephalopathy syndrome, seizure and suspected pancreatitis. There have been no deaths in this trial that were assessed by the investigators as related to BNT111.

The efficacy analysis in a subset of 42 checkpoint-inhibitor (CPI)-experienced metastatic melanoma patients showed that BNT111 mediates durable responses both as a single agent and in combination with anti-PD-1 antibodies. Durable objective responses by BNT111 were associated with activation and strong expansion of tumor-antigen-specific CD4+ and CD8+ T cells.

Clinical activity was assessed in 25 patients that received BNT111 as a monotherapy, and 17 patients that received BNT111 in combination with an anti-PD-1 checkpoint inhibitor, or CPI (either pembrolizumab or nivolumab). In the BNT111 monotherapy cohort, we observed clinical activity for all 25 patients. All of these patients had received at least one line of prior treatment with a checkpoint inhibitor (CPI), and 24 of the 25 patients had failed prior sequential or combination treatment with anti-PD-1 and anti-CTLA4 antibodies. Three of 25 patients (12%) showed a partial response, or PR, one patient had a metabolic complete response and seven patients (28%) demonstrated stable disease. The clinical benefit rate, or CBR, is 44%. In the cohort treated with BNT111 in combination with a PD-1 CPI, 16 of the 17 patients had prior treatment with CPI. Six patients (35%) showed a partial response, and two patients (12%) demonstrated stable disease. The CBR is 47%. Objective responses were observed across all dose levels explored in expansion cohorts (14µg, 50µg and 100µg).

This interim data suggests that BNT111 alone and in combination with PD-1 checkpoint blockade, while being well tolerated, may mediate durable objective responses in melanoma patients that had progressed on or after prior checkpoint blockade. Vaccine-induced antigen-specific memory T cells persisted for more than one year under continuous monthly vaccination.

Phase 2 Trial with anti-PD-1 Therapy

In July 2020, we announced a strategic collaboration with Regeneron to jointly conduct a randomized Phase 2 trial for the treatment of patients with advanced melanoma progressing during or after prior therapy with a PD-1 inhibitor, utilizing a combination of BNT111 and Regeneron and Sanofi’s Libtayo (cemiplimab). Our IND for this trial in the United States is active. We received CTA approval in Spain and clinical trial applications are under review in Australia and five European countries (France, Germany, Italy, Poland, and the United Kingdom). We are targeting commencement of the trial in the United States and in the European Union in the first half of 2021.

ii. BNT112: Our FixVac Cancer Immunotherapy for the Treatment of Prostate Cancer

We are developing BNT112 for the treatment of prostate cancer.

Our BNT112 Targets

BNT112 is designed to elicit an immune response to five prostate cancer-specific antigens, including prostate-specific antigen, or PSA, a transmembrane protein that is expressed by virtually all prostate cancers, prostatic acid phosphatase, or PAP, and three additional tumor-associated antigens.

Our BNT112 Clinical Trials

Ongoing Phase 1/2 Clinical Trial (PRO-MERIT)

PRO-MERIT is a first-in-human, dose titration and expansion trial to evaluate safety, immunogenicity and preliminary efficacy of BNT112 monotherapy and in combination with cemiplimab in patients with prostate cancer. The study is a Phase 1/2a, open-label, multicenter trial for metastatic castration resistant prostate cancer patients (mCRPC) and patients with high-risk, localized prostate cancer (LPC) eligible for treatment with androgen deprivation therapy (ADT) followed by radical prostatectomy. The Phase 1/2a trial consists of two parts: dose titration (Part 1) and dose expansion (Part 2).  The trial started end of 2019. In January 2021 we enrolled the first patient in the expansion part of the trial.

The primary objectives of this study are to establish the safety and tolerability profile of BNT112 monotherapy or in combination with cemiplimab (Parts 1 and 2), and to evaluate preliminary anti-tumor activity of BNT112 monotherapy and in combination with cemiplimab in patients with mCRPC based on ORR (Part 2). The secondary objectives of the trial are to examine the immunogenicity of BNT112 alone or in combination with cemiplimab, to evaluate anti-tumor activity based on levels of PSA, and to evaluate preliminary anti-tumor activity of BNT112 monotherapy and in combination with cemiplimab in patients with mCRPC based on ORR (Part 1).

Part 1 is a first-in-human, single arm design for mCRPC patients. It starts with an intra-patient dose titration in Cycle 1 for the initial safety assessment and recommended expansion dose range assessment. Part 2 consists of four arms (1A, 1B, 2 and 3), with similar intra-patient dose titration in Cycle 1, for both mCRPC and LPC indications, and targeting to enroll approximately 106 patients. Arms 1A and 1B are designed to treat mCRPC patients with a combination treatment (BNT112 and cemiplimab) and monotherapy (BNT112), respectively. Arms 2 and 3 are designed to treat LPC patients with a combination treatment (BNT112 and cemiplimab) and monotherapy (BNT112), respectively, plus a background medication of an androgen-deprivation therapy (e.g. goserelin acetate).

iii. BNT113: Our FixVac Cancer Immunotherapy for the Treatment of HPV16+ Head and Neck Cancer

We are developing BNT113 for the treatment of HPV+ head and neck cancer.

Our BNT113 Targets

BNT113 is designed to elicit an immune response against the well-characterized HPV16-derived oncoproteins E6 and E7, which are strongly immunogenic, viral neoantigens that are found in HPV16+ solid cancers such as head and neck squamous cell carcinoma.

Our BNT113 Clinical Trials

Ongoing Phase 1/2 Basket Trial (Investigator-Sponsored)

BNT113 is being studied by the University of Southampton in an investigator sponsored open-label, Phase 1/2 dose escalation basket study with two different arms in approximately 44 patients with HPV16+ head and neck and other cancers. The first arm will perform dose escalation in patients with previously treated HPV16+ head and neck cancer using two dose cohorts to establish a safe, tolerable and recommended dose of BNT113. The second arm will perform dose escalation in patients with advanced HPV16+ cancers, including head and neck, anogenital, penile and cervical cancers, using a single cohort to establish a safe, tolerable and recommended dose.

Planned BNT113 Phase 2 Trial

We expect to start an open-label, controlled, multi-site, interventional, 2-arm, Phase 2 trial evaluating BNT113 in combination with pembrolizumab versus pembrolizumab monotherapy as a first-line treatment in patients with unresectable recurrent or metastatic HPV16+ head and neck squamous cell carcinoma (HNSCC) expressing PD-L1 in the first half of 2021 in US and EU

The BNT113 IND was activated in the United States in October 2020 and since then we have received CTA approval from Health Canada (December 2020) and Hungary (January 2021).

The FDA placed a partial clinical hold on the second arm, part B, of the Phase 2 trial in October 2020. BNT113 has not been combined with anti-PD1 before and the Phase 2 trial will start with a run in portion designed to demonstrate the safety of the combination of BNT113 and pembrolizumab. These data is required to address the partial clinical hold on the subsequent randomized part of the Phase 2 trial.

iv. BNT114: Our FixVac Cancer Immunotherapy for the Treatment of Triple Negative Breast Cancer

We are studying eight antigens selected for BNT114 in a three-arm clinical trial as both a monotherapy and in combination with our individualized neoantigen specific vaccine in patients with triple negative breast cancers (TNBC).

Our BNT114 Targets

Patients are treated with individualized combinations of BNT114 antigens. BNT114 is designed to provide patients with an optimal combination of antigens and to elicit an immune response to selected antigens that are expressed in the patients’ tumor.

Our BNT114 Clinical Trial

Ongoing Phase 1 Clinical Trial (BNT114 monotherapy and in combination with our neoantigen vaccine)

We are conducting an international, multi-center, open-label, three-arm Phase 1 study of BNT114 as a monotherapy and in combination with our individualized neoantigen specific immunotherapy in TNBC patients who had previously received the standard of care therapy (i.e., surgery, chemotherapy and/or radiotherapy). The primary endpoints of the study are to assess safety, feasibility and tolerability. These endpoints will be analyzed by occurrence of treatment emergent adverse events or TEAEs within a patient and by regular assessment of clinical and laboratory parameters. The secondary endpoint of the study is to determine vaccine-induced T-cell responses resulting from multiple vaccination cycles.

Patients in the first arm receive BNT114, patients in the second arm receive a combination of optional BNT114 followed by individualized neoantigen specific immunotherapy and patients in the third arm receive BNT114 in combination with RNA-LPX encoding tetanus-toxoid‑derived helper epitopes.

Recruitment and treatment were completed in 2020 in all three arms.

On September 18, 2020, a data update was presented at the ESMO Virtual Congress 2020 for the second treatment arm investigating the individualized neoantigen vaccine encoding up to 20 cancer neoantigens determined by next generation sequencing. The preliminary analysis showed that the neoantigen vaccine is highly efficient in inducing strong poly-epitopic T-cell responses in the post- (neo) adjuvant setting. In all 14 patients vaccine-induced T-cell responses against up to 10 neoantigens could be detected of which the majority was de novo. In 12 out of 14 patients T-cell responses were of such high magnitude that they could be detected directly ex vivo.

v. BNT115: Our FixVac Cancer Immunotherapy for the Treatment of Ovarian Cancer

We are developing BNT115 for the treatment of ovarian cancer. BNT115 is currently being studied in an ongoing investigator-initiated and -sponsored Phase 1 trial.

Our BNT115 Targets

BNT115 is designed to elicit an immune response to selected antigens that are found in ovarian cancers.

Our BNT115 Clinical Trial

Ongoing Phase 1 Trial (Investigator-Initiated and Sponsored)

BNT115 is being studied in an investigator-initiated and -sponsored, first-in-human, open label, Phase 1 dose escalation trial in 10 evaluable ovarian cancer patients eligible for standard-of-care treatment with (neo-) adjuvant chemotherapy. Eight doses of BNT115 will be administered prior to and in combination with the (neo-) adjuvant chemotherapy to induce an anti-tumor immune response. Systemic immune responses will be determined using peripheral blood mononuclear cells collected before, during and after vaccinations. Intratumoral accumulation of T-cells recognizing vaccine-encoded tumor-associated antigens will be determined before vaccination in a tumor biopsy and in tumor tissue derived from interval surgery after 3 cycles of chemotherapy and 5 vaccinations. The trial is currently recruiting.

vi. Other FixVac Indications

We are also exploring FixVac development candidates in other cancer indications, including non-small cell lung cancer (BNT116).

b) Individualized Neoantigen Specific Immunotherapy (iNeST)

iNeST is an individualized cancer immunotherapy that targets specific neoantigens that are present on a patient’s tumor. Our iNeST immunotherapies contain pharmacologically optimized uridine mRNA encoding up to 20 patient-specific neoantigens, as well as our proprietary RNA-LPX formulation. We are developing our iNeST cancer immunotherapy in collaboration with Genentech.

i. Autogene cevumeran (BNT122): Our iNeST Cancer Immunotherapy for Multiple Potential Indications

We and our collaborator Genentech are developing autogene cevumeran (BNT122) for the treatment of metastatic melanoma and other solid tumors. We are currently conducting a randomized Phase 2 trial of autogene cevumeran in collaboration with Genentech in first-line melanoma in combination with pembrolizumab. In collaboration with Genentech, we are also studying autogene cevumeran as a monotherapy and in combination with atezolizumab in a Phase 1a/1b study of patients with locally advanced or metastatic solid tumors (including melanoma, non-small cell lung cancer, bladder cancer as well as other solid tumors). The Phase 1a/1b trial is a non-registrational, signal-seeking study recruiting mostly patients with late-stage advanced cancers including patients who failed multiple lines of prior treatment.

Our autogene cevumeran (BNT122) Targets

Autogene cevumeran (BNT122) is an individualized neoantigen-specific immunotherapy. Each autogene cevumeran dose includes up to 20 different neoantigens selected on a patient-by-patient basis. We believe that neoantigenspecific T cells induced by autogene cevumeran may be able to enhance the therapeutic efficacy of immune checkpoint blockade.

Our autogene cevumeran (BNT122) Clinical Trials

Ongoing Phase 2 Clinical Trial (First-line melanoma with pembrolizumab)

We and Genentech are investigating the safety and efficacy of autogene cevumeran (BNT122) in 126 patients with previously untreated metastatic melanoma in a Phase 2, open-label, multi-center, randomized clinical trial. Patients in the experimental arm will receive pembrolizumab by intravenous infusion every three weeks, plus a selected dose of autogene cevumeran at defined intervals. Patients in the active comparator arm will receive 200mg of pembrolizumab by intravenous infusion every three weeks. Patients in the comparator arm experiencing confirmed disease progression will be permitted to cross over to combination therapy with autogene cevumeran.

The primary endpoint is:

•	progression-free survival, or PFS, of patients treated with autogene cevumeran compared with patients receiving pembrolizumab alone, according to RECIST v1.1.

Secondary endpoints include:

•

objective response rate, or ORR, in patients treated with autogene cevumeran compared with patients receiving pembrolizumab alone, defined as the proportion of participants with complete response, or CR, or partial response, or PR;

•	overall survival, or OS, of patients treated with autogene cevumeran compared with patients receiving pembrolizumab only;
•	duration of response according to RECIST v1.1 of patients treated with autogene cevumeran compared with patients receiving pembrolizumab only;
•	mean change in health-related quality of life, scores of patients treated with autogene cevumeran compared with patients receiving pembrolizumab only;
•	percentage of patients with CR or PR following cross-over from pembrolizumab monotherapy to combination therapy following cross-over, according to RECIST v1.1; and
•	incidence and severity of adverse events.

Ongoing Phase 1 Clinical Trial

The Phase 1a (monotherapy)/1b (in combination with atezolizumab) trial is a non-registrational, signal seeking study recruiting patients with locally advanced or metastatic solid tumors, including patients with melanoma, non-small cell lung cancer, bladder cancer, colorectal cancer, TNBC, renal cancer, head and neck cancer and sarcomas as well as other solid tumors. The study is designed to enroll both patients with and without prior checkpoint inhibitor regimens.

The primary objective of the study was to assess safety (including dose-limiting toxicities), and additional objectives included evaluation of immunogenicity and preliminary assessment of anti-tumor activity. The trial included a Phase 1a (monotherapy) dose escalation, a Phase 1b (combination) dose escalation, and multiple Phase 1b expansion cohorts. Patients received nine doses of the vaccine administered I.V. in weekly and bi-weekly intervals during the 12-week induction stage and every 24 weeks during the maintenance stage. In the Phase 1b portion of the trial, atezolizumab was administered on day one of each 21-day cycle.

Autogene cevumeran was manufactured on a per-patient basis including in-house determination of cancer mutation profiles, computational prediction of neoantigens, design, and manufacturing of autogene cevumeran based on liposomally formulated RNA (RNA-LPX). Each drug product contained up to 20 patient-specific neoantigens.

June 2020 Monotherapy Data Update Phase 1a/basket trial

At the 2020 AACR conference, we presented data from monotherapy dose-finding cohorts of our autogene cevumeran phase 1 trial in multiple solid tumors in which autogene cevumeran was observed to have a manageable safety profile and induced strong neoantigen-specific immune responses in patients with low and intermediate mutational load tumor types. This data related to 31 patients enrolled in cohorts with doses ranging from 25-100µg. Most patients enrolled had a low level of PD-L1 expression in the tumor as determined by immunohistochemistry. The majority of adverse events were Grade 1 or Grade 2 and those occurring in more than 20% of patients included infusion related reaction (IRR), fatigue, cytokine release syndrome (CRS), nausea, and diarrhea. IRR and CRS were transient and reversible and presented primarily as Grade 1 or Grade 2 chills and fever. A single dose-limiting toxicity of Grade 3 CRS occurred at the 100µg dose level. None of the patients discontinued autogene cevumeran due to AEs. Ex vivo T cell responses were detected in approximately 86% of patients treated with autogene cevumeran as a monotherapy. Autogene cevumeran induced T cells against multiple neoantigens were detected in post-treatment tumor biopsies. Of 26 patients that underwent at least one tumor assessment, one patient with gastric cancer and metastatic liver lesions had a durable best response of confirmed complete response and remained on study after 1.5 years (3.8%) and 12 patients had stable disease (46.2%).

June 2020 Combination Therapy Data Update Phase 1b/basket trial

At AACR conference 2020, we presented data from 142 patients enrolled in cohorts with doses ranging from 15µg to 50µg of autogene cevumeran in combination with 1200mg atezolizumab. The most common tumor types enrolled were NSCLC, TNBC, melanoma and colorectal cancer with a median of three lines of prior therapies (range 1-11). The patient population included both CPI experienced and inexperienced patients. Most patients enrolled had low level of PD-L1 expression in the tumor as determined by immunohistochemistry (93% patients with <5% PD-L1 expression on tumor cells (TC0/1) and 79% patients with <5% PD-L1 expression on immune cells (IC0/1)). The majority of adverse events were Grade 1 or Grade 2 and those occurring in more than 15% of patients included infusion related reaction (IRR), fatigue, nausea, cytokine release syndrome (CRS) and diarrhea. IRR and CRS were transient and reversible and presented primarily as Grade 1 or Grade 2 chills and fever. There were no dose limiting toxicities. Eight patients (5.6%) discontinued due to AEs related to study drugs. Autogene cevumeran induced a self-limiting increase of pro-inflammatory cytokines with each dose, consistent with the TLR agonist activity of RNA. Ex vivo T cell responses were observed in peripheral blood in 46 out of 63 (73%) patients. Induction of up to 5.7% MHC multimer-stained CD8+ T-cells with effector memory phenotype was observed in the peripheral blood. Autogene cevumeran induced T cells against multiple neoantigens were detected in post-treatment tumor biopsies. Of 108 patients that underwent at least one tumor assessment, 1 patient had a complete response as their best response (0.9%), 8 patients had partial responses (7.4%), and 53 patients had stable disease (49.1%).

Based on data from our study of BNT121 (a prior iNeST precursor to autogene cevumeran) as an adjunct to surgery in patients with metastatic melanoma, we believe that autogene cevumeran is potentially well suited to control metastatic relapses in patients with a lower tumor burden. Additionally, autogene cevumeran as a monotherapy and in combination with atezolizumab has been observed to have a manageable safety profile to date and to induce significant levels of neoantigen-specific immune responses, even in late-stage, heavily pre-treated patients. Accordingly, we and our collaborator, Genentech, believe that autogene cevumeran is best suited for adjuvant and minimal residual disease settings. Therefore, we are evaluating options for treating early disease cancer patients with autogene cevumeran.

Planned Phase 2 Trial in adjuvant colorectal cancer

We plan to start a randomized, multi-site, open-label Phase 2 trial to compare the efficacy and safety of autogene cevumeran versus watchful waiting in resected, Stage II (High Risk) and Stage III colorectal cancer patients who are ctDNA positive following resection. The IND was approved in the United States in July 2020. First dosing is expected in the first half of 2021.

Planned Phase 2 Trial in adjuvant NSCLC discontinued

Given challenging accrual timelines in the context of the SARS-CoV2 pandemic and the evolving landscape of treatment options in NSCLC, we and Genentech have jointly decided not to go forward with the IMcode002 study in ctDNA+ early stage NSCLC and are evaluating other options for treating early disease cancer patients with autogene cevumeran.
Completed Phase 1 Clinical Trial (First Generation iNeST)

In 2017, we published the results of a 13-patient, first-in-human trial of our first-generation intranodal iNeST product candidate in patients with late-stage malignant melanoma. The objective of this clinical trial was to study the feasibility, safety, tolerability, immunogenicity and potential anti-tumoral activity of iNeST. All patients had stable disease at enrollment with a high risk for relapse.

All 13 patients developed T cell immune responses against multiple immunotherapy neoantigens at up to high single-digit percentages. As shown below, 60% of the selected neoantigens elicited a T cell response. The detected immune response comprised both CD4+ and CD8+ T cells and the majority of the response was induced de novo, which we believe to be an important requirement for an effective immune response and an added benefit beyond checkpoint inhibition alone.

No severe adverse drug reactions were reported in the study. Common adverse events included flu-like symptoms.

Immune responses documented in our prior BNT121 study. Patients showed immune responses, including both CD4+ and CD8+ responses, against multiple neoantigens. Source: Nature 547, 222-226 (13 July 2017).

In addition, metastases resected from two patients following treatment with BNT121 demonstrated evidence of BNT121-induced infiltration with neoantigenspecific T cells and neoantigenspecific killing of tumor cells. The cumulative rate of metastatic events was significantly reduced after the start of treatment, resulting in a sustained progression-free survival. Of the 13 patients entering the trial, eight patients that had no radiologically detectable lesions at start of neoantigen treatment were relapse free and remained recurrence-free for the whole follow-up period (12 to 23 months). Five patients experienced melanoma relapses shortly after inclusion in the trial and despite initiation of standard treatment had progressing metastases at start of their BNT121 treatment. Of these, two patients developed BNT121-treatment-related objective clinical responses. One of these patients exhibited a complete response and remained relapse-free for 26 months. The second patient had an immunotherapy-related partial response. This patient had a late relapse owing to outgrowth of ß2-microglobulin-deficient melanoma cells as an acquired resistance mechanism. A third patient developed a complete response to treatment in combination with PD-1 blockade therapy.

As of October 2019, nine out of 13 patients had remained recurrence free through follow-up of up to 60 months post-vaccination.

Metastatic relapses before and after treatment with BNT121. The chart above shows the 27 metastatic relapses of patients before and 3 after treatment with BNT121. Each horizontal line represents the time course of a single patient. The vertical line indicates the treatment start of BNT121. Source: Nature 547, 222-226 (October 2019).

c) Intratumoral Immunotherapy

We, in collaboration with Sanofi, are developing intratumoral immunotherapies utilizing our proprietary mRNA technology. These immunotherapies are designed to be administered directly into the tumor in order to alter the tumor microenvironment and enhance the immune system’s ability to recognize and fight cancer within the tumor (proximal) as well as in other untreated locations (distal).

i. SAR441000 (BNT131): Our Initial Intratumoral Immunotherapy for the Treatment of Solid Tumors

In a collaboration with Sanofi, we are developing SAR441000 (BNT131) as a novel intratumoral immunotherapy for the treatment of solid tumors. SAR441000 (BNT131) consists of modified mRNA encoding immunomodulatory cytokines for direct intratumoral injection. Once delivered into the tumor, the cytokine mRNAs are expected to be taken up by tumor and other resident cells and translated into functional cytokine proteins which are thought to modulate the tumor microenvironment. SAR441000 (BNT131) is being studied in a Sanofi-sponsored Phase 1 clinical trial as monotherapy and in combination with an anti-PD-1/PD-L1 checkpoint inhibitor in patients with advanced solid tumors.

Our SAR441000 (BNT131) Targets

SAR441000 (BNT131) comprises mRNA encoding the cytokines IL-12sc, IL-15sushi, IFN-α and GM-CSF, that we have identified as mediators of tumor regression across different murine tumor models. By expressing these cytokines in the tumor microenvironment, the immune system may more easily recognize and fight cancer. Combining the mRNAs with checkpoint inhibitors enhanced antitumor responses in both injected and non-injected tumors, improving survival and tumor regression in mice.

Our SAR441000 (BNT131) Clinical Trials

Ongoing Phase 1 Clinical Trial

Sanofi, in collaboration with us, commenced a first-in-human, multi-center, open-label, Phase 1, dose escalation and expansion trial to evaluate the safety, pharmacokinetics, pharmacodynamics and anti-tumor activity of SAR441000 (BNT131) administered intratumorally as monotherapy and in combination with cemiplimab, with an estimated enrollment of up to 231 patients with certain advanced solid tumors.

In this trial, eligible patients are treated with weekly intratumoral administration of SAR441000 (BNT131) in the monotherapy arm or in combination with a fixed dose of 350 mg cemiplimab q3wks in the combination arm. Plasma samples and tumor biopsies are collected to characterize the pharmacokinetic/pharmacodynamic profile of SAR441000 (BNT131), immune cell tumor infiltration and the presence of tumor proinflammatory signatures.

Interim data were presented at SITC 2020: As of July 2020, 17 patients across various solid tumor types had received SAR441000 (BNT131) as a monotherapy at varying dose levels. Six patients received SAR441000 (BNT131) in combination therapy. No dose limited toxicities were observed, and no grade three, four, or five adverse events related to study treatment were reported. Adverse events related to study treatment in two or more patients in both treatment groups combined were nonserious grade one or two fatigue, vomiting, nausea, local injection site reaction, chills, diarrhea, and rash. In some patients, increases in plasma IP10 and IFN gamma and CD8+ T cell infiltration in tumor biopsies were observed.

d) RiboMabs

Our RiboMab product candidates, BNT141 and BNT142, are designed to encode secreted antibodies for expression in vivo by the patient’s cells. RiboMab product candidates consist of our proprietary nucleoside-modified mRNA that is designed to minimize the immunomodulatory activity of the mRNA, and these candidates are formulated using liver-targeting LNPs for intravenous delivery. RiboMabs potentially address the limitations of recombinant antibodies, including costly manufacturing processes and unfavorable pharmacokinetics, such as short plasma half-life. We are conducting preclinical studies for two development candidates, and have published compelling preclinical data.

i. BNT141: Our Initial RiboMab for the Treatment of Solid Tumors

BNT141 is our RiboMab product candidate for the treatment of solid tumors. BNT141 encodes an IgG antibody which upon injection is secreted into the bloodstream.

Our BNT141 Targets

BNT141 is designed to encode an antibody targeting multiple epithelial solid tumors, including gastric and pancreatic cancers.

Planned BNT141 Clinical Trials

We anticipate starting an open-label, multi-site, Phase I/IIa dose escalation, safety, and pharmacokinetic trial of BNT141 followed by expansion cohorts in patients with CLDN18.2-positive tumors. First dosing is expected in the second half of 2021.

The trial design consists of three parts. The first part will perform dose escalation as monotherapy in patients with unresectable or metastatic Claudin 18.2-positive gastric cancer, gastroesophageal junction (GEJ) and esophageal cancer of the adenocarcinoma subtype, colorectal cancer, pancreatic cancer, biliary tract cancers, and mucinous ovarian cancer, for which there is no available standard therapy likely to confer clinical benefit. Part 1B is a dose escalation in combination with standard of care (SOC) nab-paclitaxel and gemcitabine in patients with advanced unresectable or metastatic CLDN18.2-positive pancreatic adenocarcinoma or cholangiocarcinoma who are eligible for treatment with SOC nab-paclitaxel and gemcitabine. Part 1B intends to define the MTD and/or RP2D of the combination. Part 2 (expansion) consists of the following pre-defined expansion cohorts: (1) CLDN18.2-positive unresectable locally advanced or metastatic pancreatic adenocarcinoma eligible for treatment with SOC nab-paclitaxel and gemcitabine; and (2) CLDN18.2-positive unresectable locally advanced or metastatic cholangiocarcinoma eligible for treatment with SOC nab-paclitaxel and gemcitabine. Part 2 will be further defined via an amendment after careful evaluation of all available safety, PK and PD, and efficacy data generated in Parts 1A and 1B by the Safety Review Committee (SRC).

ii. BNT142: Our Second RiboMab for the Treatment of Solid Tumors

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

Planned BNT142 Clinical Trials

We expect to start a Phase 1 clinical trial for BNT142 in the second half of 2021.

e) RiboCytokines

Our RiboCytokine product candidates, BNT151, BNT152 and BNT153, utilize mRNA that encodes the desired cytokines for expression in vivo by the patient’s cells. RiboCytokine product candidates consist of modified mRNA designed to encode secreted cytokines that are formulated to use liver-targeting LNP for intravenous delivery.

Our RiboCytokine product candidates are designed to address the limitations of recombinantly expressed cytokines, including limited serum half-life and production costs. We are developing RiboCytokines to be used primarily in combination with other drugs, including our other pipeline candidates.

i. BNT151: Our Initial RiboCytokine for the Treatment of Solid Tumors

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

Our BNT151 Clinical Trials

Ongoing Phase I/IIa trial

We dosed the first patient in February 2021 in an open-label, multicenter Phase I/IIa trial. The trial evaluates dose escalation, safety, pharmacokinetics and pharmacodynamics of BNT151 with expansion cohorts in various solid tumor indications. The trial consists of three parts with adaptive design elements. The monotherapy dose escalation (Part 1) of this clinical trial will enroll patients with various solid tumors that are metastatic (Stage IV) or unresectable for whom there is no available standard therapy likely to confer clinical benefit, or patients who are not candidates for such available therapy. During combination dose escalation (Part 2A), patients of different specific solid tumors (one cohort per indication) will be enrolled and treated with a combination of BNT151 and the respective standard of care treatment. Part 2B is the expansion phase where a predefined number of patients in each indication cohort will be treated with the confirmed recommended phase II dose of BNT151 in combination with respective standard of care treatment. We estimate to enroll up to 54 study participants.

ii. BNT152: Our Second RiboCytokine for the Treatment of Solid Tumors

We are developing BNT152, our RiboCytokine designed to encode IL-7 for the treatment of solid tumors.

iii. BNT153: Our Third RiboCytokine for the Treatment of Solid Tumors

We are developing BNT153, our RiboCytokine designed to secrete IL-2 for the treatment of solid tumors.

Our BNT152+153 Clinical Trials

Planned Phase 1 Dose Escalation Trial of BNT152+153

We plan to start in the first half of 2021 an open-label, multisite Phase I dose escalation trial, which will evaluate the safety, pharmacokinetics and pharmacodynamics, and preliminary anti-tumor activity of BNT152+153. The clinical trial will enroll patients with various solid tumors that are metastatic or unresectable for whom there is no available standard therapy likely to confer clinical benefit, or patients who are not candidates for such available therapy.

The trial consists of 2 parts with adaptive design elements. Part 1 consists of Groups A and B.

•	Group A is a BNT153 monotherapy dose escalation in patients with advanced solid malignancies until the maximal tolerated dose (MTD) is defined.
•	Group B is a BNT152 monotherapy dose escalation in patients with advanced solid malignancies until the MTD or optimal biological dose (OBD) is defined, whichever occurs earlier.

Part 2 will start once Part 1 is completed, i.e., when dose escalations for both BNT152 and BNT153 monotherapy are completed, and will evaluate the combination treatment of BNT152 and BNT153.

2. Our Oncology Cell Therapy Product Candidates

a) CAR-T

We are advancing multiple CAR-T product candidates, the most advanced of which, BNT211, is targeting the novel and highly specific target CLDN6+ in solid tumors. We plan to use our initial CAR-T cell product candidates in combination with a FixVac immunotherapy that encodes the same target as the CAR-T. The FixVac selectively targets dendritic cells, which leads to uptake, antigen expression and maturation of the dendritic cells. The co-stimulation provided by dendritic cell maturation has been shown in preclinical studies to amplify and expand CAR-T cells in vivo, leading to increased persistence of the CAR-T.

i. BNT211: Our CAR-T Cell Therapy for the Treatment of CLDN6+ Solid Tumors

BNT211 is our CAR-T cell therapy for the treatment of CLDN6+ solid tumors. BNT211 targets CLDN6 and will initially be evaluated in combination with a CARVac that encodes CLDN6.

Our BNT211 Target

BNT211 targets Claudin 6, or CLDN6, a highly specific oncofetal cell surface antigen that is found in multiple cancers, including ovarian, testicular and lung cancers, but not in normal cells.

Ongoing Phase 1/2a Clinical Trial

We started a Phase 1/2a open-label, multi-center dose escalation and dose expansion basket trial of BNT211 with or without a CLDN6 CARVac immunotherapy with first patient dosed with BNT211 in February 2021. We are enrolling patients with CLDN6-positive relapsed or refractory advanced solid tumors, including ovarian and testicular cancers. The trial assesses CLDN6 CAR-T cell immunotherapy in combination with a CLDN6 RNA vaccine for improved expansion and persistence of CAR-T cells (CARVac). The primary outcome measure of the trial will be safety, with secondary efficacy outcome measures to include objective response rate, disease control rate and duration of response. Part 1 is the dose escalation with CLDN6 CAR-T cell therapy after lymphodepletion, followed by part 2 dose escalation that combines CLDN6 CAR-T cell therapy plus CLDN6 RNA-LPX vaccination.

We expect a data update in the second half of 2021.

b) Neoantigen-Targeting T Cells.

Our neoantigen-targeting T cell stimulation platform can be utilized to develop product candidates across several neoantigen-targeting non-engineered and engineered T cell therapies. Our lead product candidate under this platform is our individualized neoantigen-targeting T cell therapy, BNT221.

We are also developing NEO-STC-01 (BNT222), targeting shared RAS neoantigens prevalent across many solid tumor types.

i. BNT221 (NEO-PTC-01): Our Individualized Neoantigen-targeting T Cell Therapy for the Treatment of Cancer

BNT221 (NEO-PTC-01) is our individualized neoantigen-targeting T cell therapy for the treatment of cancer. BNT221 (NEO-PTC-01) targets selected sets of individualized neoantigens.

Our BNT221 (NEO-PTC-01) Target

BNT221 (NEO-PTC-01) is a personal neoantigen-targeted T cell therapy candidate derived from patients` peripheral blood cells. The product consists of multiple CD8+ and CD4+ T cell populations targeting multiple selected neoantigens from each patient`s tumor.

The proprietary stimulation process allows for the induction of T cells from the naïve, as well as expansion of T cells from the memory compartment. Other product characteristics are i. cells with high specificity profile towards the mutant epitope; ii. cells exhibiting multiple effector functions; iii. a product that contains both central and effector memory T cells; iv. cells that have cytotoxic response towards endogenously processed and presented antigens as well as recognition of autologous tumor.

The neoantigens are selected using our proprietary RECON bioinformatics engine.

Planned Phase 1 Clinical Trial

We are focusing the initial clinical development of BNT221 (NEO-PTC-01) in solid tumors, where we believe we can generate de novo neoantigen T cell populations ex vivo. A CTA was filed with the Dutch Health Authority in December 2019 to evaluate BNT221 (NEO-PTC-01) in a first-in-human clinical trial in patients with advanced or metastatic melanoma refractory to checkpoint inhibitor therapy.

Dosing of the first patient in the first-in-human trial is expected in the first half of 2021. Major objectives of this study include evaluation of the safety and feasibility of administering BNT221 (NEO-PTC-01), as well as evaluations of immunogenicity and clinical efficacy.

Based on data from the first in human trial, we will decide how to best proceed with further clinical development of BNT221 (NEO-PTC-01), including expanding to other tumor types and potential development in the United States.

3. Our Antibody Product Candidates in Oncology

a) Next-Generation Checkpoint Immunomodulators

In our 50:50 collaboration program with Genmab, we are currently studying two bispecific antibody checkpoint immunomodulators.

i.	GEN1046 (BNT311): Our Jointly Owned DuoBody® PD-L1x4-1BB Bispecific Antibody for the Treatment of Solid Tumors

GEN1046 (BNT311), our jointly owned PD-L1x4-1BB product candidate, is a potential first-in-class bispecific antibody combining PD-L1 checkpoint inhibition with 4-1BB checkpoint activation. The first patient in a Phase 1/2a trial of GEN1046 (BNT311) for the treatment of malignant solid tumors was dosed in 2019.

Our GEN1046 (BNT311) Targets

GEN1046 (BNT311) is a PD-L1x4-1BB bispecific antibody that induces activation of T cells through conditional 4-1BB stimulation which is dependent on simultaneous binding to PD-L1. In addition, the PD-L1-specific arm of DuoBody-PD-L1x4-1BB functions as a classical immune checkpoint inhibitor by blocking the PD-1/PD-L1 axis, even in the absence of 4-1BB binding. PD-L1 is a validated target that is expressed on tumor cells. 4-1BB is a trans-membrane receptor belonging to the TNF super-family and is expressed predominantly on activated T cells. DuoBody® is a registered trademark of Genmab.

GEN1046 (BNT311) Trials

Ongoing Phase 1/2a Clinical Trial

The ongoing Phase 1/2a, open-label, single-arm GEN1046 (BNT311) trial with multiple expansion cohorts, conducted in collaboration with Genmab, is expected to enroll approximately 192 patients with malignant solid tumors. The trial consists of a dose escalation part and an expansion part. The dose escalation part will determine the safety profile of GEN1046 (BNT311) in patients with certain relapsed or refractory, advanced and/or metastatic malignant solid tumors who are no longer candidates for standard therapy. The expansion part will be initiated once the recommended Phase 2 dose has been established in Phase 1. In the expansion part, GEN1046 (BNT311) will be administered intravenously once every 21 days. The primary endpoints of the trial are dose-limiting toxicities, adverse events and safety laboratory parameters, including hematology, biochemistry, coagulation and endocrinology.

Dose escalation has been finalized and seven dose expansion cohorts are currently recruiting. The expansion phase 2 dose is 100 mg Q3W.

Interim data from the Phase 1/2a trial of GEN1046 (BNT311) (DuoBody-PD-L1x4-1BB) in 61 heavily pretreated patients with advanced solid tumors was presented at SITC 2020. In the dose escalation phase, GEN1046 (BNT311) demonstrated a manageable safety profile and encouraging early single-agent clinical activity. Most adverse events were mild to moderate and treatment-related Grade 3 transaminase elevations resolved with corticosteroids. No treatment-related bilirubin increases or Grade 4 transaminase elevations were observed. Clinical benefit was observed across tumor types and dose levels, including in patients resistant to prior immunotherapy and with tumor types less sensitive to immune checkpoint inhibitors. Disease control was achieved in 65.6% of patients in the dose escalation portion, including partial responses in one TNBC patient, one ovarian cancer patient and two immune checkpoint inhibitor pre-treated NSCLC patients. In the expansion cohort, which includes patients with PD-L1 relapsed/refractory NSCLC, two of 12 patients that could be objectively assessed achieved confirmed single-agent partial responses. One patient had an unconfirmed partial response and four patients demonstrated stable disease.

We expect a data update in the second half of 2021.

ii.	GEN1042 (BNT312): Our Jointly Owned DuoBody® CD40x4-1BB Bispecific Antibody for the Treatment of Solid Tumors

GEN1042 (BNT312), our jointly owned CD40x4-1BB antibody product candidate, is a potential first-in-class bispecific antibody designed to induce conditional immune activation by crosslinking CD40 and 4-1BB positive cells. We and Genmab began recruitment and screening for a Phase 1/2a trial of GEN1042 (BNT312) for the treatment of malignant solid tumors in 2019. We expect the first data disclosure in the second half of 2021.

GEN1042 (BNT312) Targets

GEN1042 (BNT312) is a bispecific antibody designed to enhance an anti-tumor immune response by crosslinking CD-40 on antigen presenting cells with 4-1BB+ T cells to induce conditional stimulation and co-stimulatory activity in both types of cells. It has demonstrated increased tumor infiltrating lymphocyte expansion in human tumor tissue cultures ex vivo, and induces activation of B cells in the presence of 4-1BB+ cells. Both 4-1BB and CD40 are members of the tumor necrosis factor receptor superfamily.

b) Targeted Cancer Antibodies

i. BNT321 (MVT-5873): Our Targeted Cancer Antibody for the Treatment of Pancreatic Cancer

In 2019, we acquired certain antibody assets from MabVax Therapeutics Holding, Inc., including MVT-5873 (BNT321), a clinical-stage targeted cancer antibody.

Our MVT-5873 (BNT321) Target

BNT321 (MVT-5873) is a fully human IgG1 monoclonal antibody targeting sialyl Lewis A (sLea), an epitope on CA19-9 that is expressed in pancreatic and other gastrointestinal cancers that plays a role in tumor adhesion and metastasis formation, and is a marker of an aggressive cancer phenotype.

Ongoing BNT321 (MVT-5873) Trial

BNT321 (MVT-5873) is being investigated in an open-label, multi-center, non-randomized dose escalation/expansion trial evaluating the safety and recommended Phase 2 dose of BNT321 (MVT-5873) for a Q2 and Q4 week schedule in approximately 108 patients with pancreatic and other CA19-9+ malignancies. Secondary objectives include evaluating tumor response rate by RECIST 1.1, duration of response, and determining pharmacokinetics. This study utilizes a conventional 3+3 design to identify the recommended Phase 2 dose.

4. Our Oncology Small Molecule Immunomodulator Product Candidates

i. BNT411: Our Small Molecule TLR7 Agonist for the Treatment of Solid Tumors, Including Small Cell Lung Cancer

BNT411 is our novel small molecule TLR7 agonist product candidate. BNT411 is designed to activate both the adaptive and innate immune system through the TLR7 pathway. We are developing BNT411 to be used both as a monotherapy and in combination with chemotherapy and checkpoint inhibitors.

Our BNT411 Target

BNT411 is a TLR7 agonist that is designed to activate both the adaptive and innate immune system through the TLR7 pathway. This activity and the release of cytokines and chemokines are designed to result in the potent stimulation of antigen-specific CD8+ T cells, B cells and innate immune cells such as NK cells and macrophages.

Ongoing Phase 1/2a Trial

The initiated phase 1/2a, first-in-human, open-label, dose-escalation trial with expansion cohorts evaluates safety, PK, PD, and preliminary efficacy of BNT411 as a monotherapy in patients with solid tumors and in combination with atezolizumab, carboplatin and etoposide in patients with chemotherapy-naïve ES-SCLC. We dosed the first patient in July 2020 and expect a first data update in the second half of 2021.

5. Our Infectious Disease mRNA Product Candidates

We view our infectious disease program as representing a long-term growth pillar. There is substantial unmet medical need in an increasing number of highly unaddressed indications. The successful development of a COVID-19 vaccine in less than one year validates our ability to develop technologies and execute on our long-term strategies.

Our Infectious Disease mRNA Product Candidates

a) Prophylactic Vaccine for the Prevention of COVID-19

We hold conditional marketing approvals, emergency use authorizations or equivalent in multiple countries worldwide for our COVID-19 vaccine. We are collaborating with Pfizer and Fosun Pharma to obtain additional marketing approvals of our COVID-19 vaccine. We and Pfizer are continuing to jointly conduct clinical trials for the COVID-19 vaccine development program and life cycle management worldwide excluding China. Furthermore, we are jointly evaluating strategies to optimize the current product with regards to transport, stability and, against newly emerging SARS-CoV-2 strains. We and Fosun are continuing to conduct clinical trials for the COVID-19 vaccine development program in China.

i. Our BNT162 Targets and mRNA Formats

The overall development program initially included multiple vaccine candidate variants, some of which target the entire 2P-mutated full spike protein antigen and others which target the more specific receptor binding domain subunit of the antigen protein. The Phase 1 clinical studies are conducted with several different candidates, however to-date we have only advanced further development on BNT162b2. Clinical development programs for other BNT162 candidates are ongoing.

BNT 162 Candidate or Product	Target	mRNA Format
162a1	RBD subunit	uRNA (prime/boost)]
162b1	RBD subunit	modRNA (prime/boost)
162b2	2P-mutated full Spike protein	modRNA (prime/boost)
162b3	Membrane-anchored RBD subunit	modRNA (prime/boost)
162c2	2P-mutated full Spike protein	saRNA (single injection)

b) Prophylactic Vaccine for the Prevention of Influenza

We are collaborating with Pfizer to develop an influenza vaccine based on our mRNA drug classes. The product candidate, BNT161, will be designed to encode influenza virus antigens selected by the WHO in advance of a given flu season.

c) Other Infectious Diseases

We have a research collaboration with Penn, under which we have the exclusive option to develop and commercialize prophylactic mRNA immunotherapies for the treatment of up to 10 infectious disease indications. On September 20, 2019, Penn announced positive preclinical results of a vaccine product candidate using its mRNA technology. Penn reported that the immunization led to “mostly sterilizing immunity” from the virus. In addition to our collaboration with Penn, our infectious diseases portfolio also includes HIV, Tuberculosis vaccines (in collaboration with the Bill & Melinda Gates foundation) and additional 6 undisclosed programs.

6. Our Rare Disease Protein Replacement mRNA Product Candidates

We are collaborating with Genevant, in order to combine our mRNA technology with Genevant’s LNP delivery technology, to create up to five mRNA protein replacement therapies for the treatment of rare diseases with high unmet medical needs. The first product candidate under the Genevant collaboration, BNT171, is being developed for Ornithine Transcarbamylase (OTC) Deficiency. Our mRNA replacement product candidate is associated with a favorable tolerability profile and good protein expression (in mice) and demonstrated phenotype rescue in a mouse disease model. Currently, we have put the programs under review in order to focus on other disease areas.

III. Challenges and Opportunities of Cancer Therapies

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

Together, these factors make cancer an extremely complex and heterogeneous disease. As a consequence, in the majority of cancer types, many treated individuals do not benefit from highly potent approved therapies, and responses are often not durable. While these hallmarks of cancer are a challenge for cancer therapy, they also present opportunities for immunotherapy. These interconnected layers of complexity and variability require a deep understanding of an individual cancer and call for a patient-centric approach in order to find an optimal treatment.

IV. The BioNTech Approach

In oncology, we are focused on bringing cancer immunotherapy into the next generation. We believe that we can accomplish this by applying the following principles:

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

Similarly, in infectious disease, we are deploying our full suite of technologies and immunotherapeutic understanding to develop mRNA vaccines against emerging infectious diseases, such as COVID-19, in a manner that is designed to be faster and more easily scalable, and with more flexible constructs, than traditional vaccine development.

Patient-Centric Approach

Our patient-centric approach starts with profiling and diagnostics by utilizing a target identification engine. This engine combines next generation sequencing, genomics, bioinformatics, machine learning and artificial intelligence to (a) identify gene targets of interest, (b) characterize the functional relevance of these targets (i.e. the ability to raise an immune response to or through a target) and (c) demonstrate their drugability. From our very beginning onwards, we have been developing the novel technologies needed to match the identified targets to the optimal individualized treatment approach.

Our patient-centric approach. Utilizing patient profiling, diagnostics and bioinformatics, we select from our suite of drug classes to provide optimal individualized treatment. Our treatments include off-the-shelf drugs as well as highly tailored immunotherapies that are produced on-demand for the individual patient.

Utilizing this approach:

1.

We develop and leverage our competencies in target discovery, biomarker science and computational medicine to thoroughly profile a patient’s tumor sample and immune cells for the selection of suitable targets and treatments, and use this data to develop next-generation product candidates.

2.

Each of our therapeutic platforms bundles innovations designed to deliver a distinct mode of action with high-precision targeting, high potency and efficacy. Each platform is being developed to provide a pipeline of drug candidates with complementary and potentially synergistic modes of action.

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

For example, we believe our neoantigen immunotherapies are particularly well-suited to treat high mutation load cancers in the adjuvant setting to prevent the tumor from spreading or recurring following initial treatment, such as surgery. In this setting, tumor volumes tend to be low and there remains the potential for strong T cell responses since the patient’s immune system has not been weakened by prior lines of treatment, and checkpoint inhibition alone often offers a poor risk-benefit profile or low response rate. Similarly, we believe our FixVac, CAR-T, neoantigen-targeted T cell and next-generation checkpoint immunomodulator platforms may have especially strong potential in lower mutation burden tumors such as ovarian or prostate cancers, which comprise a significant proportion of tumors and often also have a poor response to checkpoint inhibition. Likewise, we believe that monoclonal targeted cancer antibodies and CAR-T cell therapies are particularly well-suited for tumors that have defects in their antigen-presentation machinery.

We believe our breadth of our technology positions us to combine modes of action in a coordinated way to treat cancer in a more efficacious manner than current existing therapies. We further believe that our patient-centric approach and our broad, potentially synergistic portfolio of drug platforms place us at the forefront of the paradigm shift toward individualized immunotherapies.

Diversity of cancer patient populations, challenges and our therapeutic strategies. We believe our diversified portfolio allows us to potentially address a large share of cancer patients. Abbreviations: B2M, beta-2 microglobulin, a component of MHC.

V. Selection of Therapeutic Targets and Therapies

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

Presentation of a neoepitope on an MHC molecule does not, however, guarantee recognition by T cells, and an integrated view combining several properties impacting immunogenicity is necessary. Our algorithms are continuously being improved and extended with data collections from various sources such as our past and current clinical studies as well as HLA data. By using machine learning approaches applied to these large datasets we aim to further improve prediction of overall presentation of neoepitopes tailored to patients’ specific HLA types. With our acquisition of Neon Therapeutics, Inc., or Neon, we further bolstered our neoepitope selection capabilities with the addition of Neon’s RECON bioinformatics engine. RECON uses a number of inputs from each patient, including DNA sequences from samples of tumor and normal tissue, RNA sequences from tumor samples, and the patient’s specific MHC allele profile. RECON processes data from these inputs using a proprietary combination of algorithms in order to produce a prioritized list of neoantigen-targeting peptides that can be manufactured for use in our product candidates.

VI. Our mRNA Drug Class

At a glance: mRNA as a Therapeutic Drug Class

•	Natural molecule found universally within cells, with well-characterized properties.
•	Suitable to encode for antibodies, antigens, cytokines and any other type of protein.
•	Transient, with adaptable activity and half-life. Avoids genomic integration problems sometimes seen in gene therapy, potentially resulting in a better safety profile.

•	Can be designed and optimized pharmacologically and immunologically, making it suitable for a broad range of applications.
•	Fast manufacturability, making it a cost-effective and flexible therapeutic to produce.
•

Our mRNA portfolio includes BNT162b2, our mRNA-based COVID-19 vaccine, which has received emergency or temporary use authorization or approval or been granted conditional marketing approval in over 65 countries

In the last decade mRNA has progressed into a promising new class of medicine, with the potential to treat a wide variety of diseases with high unmet medical needs. mRNA is a long, polymeric molecule, composed of four different building blocks called nucleotides. In mRNA, hundreds or thousands of these nucleotides are linked in a unique order to convey genetic information to cells, where it is used to express proteins with biological effects.

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

A. General Principles of mRNA Pharmacology

As a drug, manufactured mRNA provides instructions to a target cell to produce a desired therapeutic protein. An mRNA drug will temporarily change the status of the target cell where these instructions are translated into proteins. Based on the information encoded by the mRNA, the proteins will be either secreted or remain intracellular. The mRNA drug will eventually be degraded and eliminated from the body.

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

a) FixVac

At a glance: Our FixVac Platform

•	Concept: Cancer immunotherapies targeting shared antigens that we have identified to be frequently expressed across patients with a specific cancer type.
•	mRNA Format: Optimized uridine mRNA providing superior immunogenicity.
•	mRNA Delivery Formulation: Proprietary size- and charge-based RNA-LPX targeting dendritic cells (DCs).
•	Development Approach: Worldwide rights; wholly owned.
•	Lead Candidate: BNT111 for metastatic melanoma.

Our FixVac approach involves off-the-shelf mRNA immunotherapies targeting cancer cell-specific shared tumor associated antigens, or TAAs, for selected patient populations. Our FixVac product candidates target TAAs which are commonly expressed by a significant portion of patients in a given cancer type. We have developed a sophisticated target selection process which enables us to produce poly-specific FixVac immunotherapies that cover up to 95% of patients with a given cancer type. The use of off-the-shelf FixVac immunotherapies allows for large-batch manufacturing and prompt supply to patients with ready-to-use medication, ensuring a straight-forward cost- and time-efficient manufacturing process with favorable logistics.

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

b) Individualized Neoantigen Specific Immunotherapy (iNeST)

At a glance: Our iNeST Platform

•	Concept: Individualized cancer immunotherapy targeting neoantigens identified on a patient by patient basis and selected for immunogenicity.
•	mRNA Format: Optimized uridine mRNA providing superior immunogenicity.
•	mRNA Delivery Formulation: Proprietary size- and charge-based RNA-LPX targeting DCs.
•	Development Approach: 50:50 cost share with Genentech.
•	Lead Candidate: autogene cevumeran (BNT122) as a first-line melanoma therapy in combination with pembrolizumab.

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

The first intratumoral immunotherapy product candidate arising from our collaboration, SAR441000 (BNT131), includes modified mRNA that encodes for the IL-15sushi, IL-12sc, GM-CSF and IFN-α cytokines. We and Sanofi published data from our Phase 1 trial of SAR441000 (BNT131) as a monotherapy and in combination with cemiplimab in advanced solid tumors in July 2020, in which no patient experienced a dose limiting toxicity and no grade 3, 4, or 5 adverse events related to study treatment were reported.

2. Infectious Disease Vaccines

At a glance: Our Infectious Disease Vaccine Platform

•	Concept: mRNA-based vaccines targeting infectious disease pathogens.
•	mRNA Format: Multiple.
•	mRNA Delivery Formulation: LNPs.
•	Development Approach: Collaborations with Pfizer and Fosun Pharma and exclusive option arrangement with Penn.
•	Commercial Product: COVID-19 vaccine (COMIRNATY in the European Union and other locations where we have received marketing approval).
•	Lead Candidates: Influenza vaccine candidate BNT161 and other vaccine candidate variants in our BNT162 development program.

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

BNT162b2 COVID-19 vaccine and Other COVID-19 Vaccine Candidates

Our COVID-19 vaccine, referred to as COMIRNATY in the European Union and other locations where we have received marketing approval, has received emergency or temporary use authorization or approval in over 65 countries.

We and Pfizer are also investigating other COVID-19 vaccine candidate variants in clinical trials as part of our BNT162 program.

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

We anticipate that our mRNA-based vaccines can be manufactured within three months from the time the recommendation is published, including cloning and production and therefore the WHO’s review of the vaccine components can occur closer to the influenza season to obtain a more reliable prediction. In addition, the mRNA manufacturing process is designed to produce an HA vaccine antigen that matches the HA of circulating influenza strains, in contrast to egg- or cell-based processes which can introduce mutations in the HA amino acid sequence. The flexibility of the mRNA vaccine platform could allow for generation of vaccines against genetically drifted seasonal viruses or pandemic strains.

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

VII. Our Cell Therapies Drug Class

The tailored reprogramming of autologous T cells from cancer patients to recognize and attack their tumors has become a disruptive medical innovation. Retargeting of T cells can be achieved via introduction of tumor-specific receptors into patient-derived T cells. For that purpose, T cells are mostly engineered by retroviral gene transfer to express either T cell receptors, or TCRs, or chimeric antigen receptors, or CARs. Recently, CAR expressing T cells, or CAR-T cells, became the first engineered T cell therapy to obtain FDA approval for some B cell derived hematological malignancies. Additionally, with our Neon acquisition we recently acquired an adoptive T cell platform targeting patient-specific and shared neoantigens. This platform utilizes a proprietary ex vivo co-culture process, NEO-STIM, to prime, activate and expand autologous neoantigen-specific T cells specific either for a personal set of neoantigens for each patient or for a set of selected shared neoantigens.

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

To address this critical factor, we developed an approach for in vivo stimulation of CAR-T cells that relies on our proprietary FixVac technology for systemic mRNA delivery in combination with our CAR-T product candidates. Intravenous administration of a FixVac encoding for the tumor antigen induces expression of the desired target on antigen-presenting cells in secondary lymphoid tissues. FixVac treatment facilitates in vivo expansion of CAR-T cells in a dose-dependent manner. Moreover, repetitive administration of FixVac results in an improved CAR-T cell persistence as well as increased anti-tumor activity.

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

B. Neoantigen-targeting T Cells

At a glance: Our Neoantigen-targeting T Cell Platform

•	Concept: Adoptive T cell therapies targeting personal or shared sets of cancer neoantigens.
•

Mechanism: Autologous, neoantigen-specific T cells primed, activated and expanded utilizing a proprietary antigen-specific T cell induction protocol, NEO-STIM, to target either a personal set of neoantigens for each patient or a set of selected shared neoantigens.

•	Development Approach: Worldwide rights.
•	Lead Candidate: BNT221 for metastatic melanoma and other potential cancer indications.

Through our acquisition of Neon in 2020, we obtained a neoantigen-targeting T cell platform. This platform can be utilized to develop product candidates across several neoantigen-targeting non-engineered and engineered T cell therapies using two distinct approaches:

•	An individualized approach enabling neoantigen-targeted therapies that are tailored for the individual profile of each patient’s tumor.
•	A shared neoantigen approach enabling neoantigen therapies that target prevalent neoantigens that are shared across subsets of patients or tumor types.

Our RECON bioinformatics engine is designed to predict the most therapeutically-relevant neoantigen targets associated with each patient’s tumor. Effective prediction is critical because, although many mutations within a patient’s tumor will lead to the production of a mutated protein, not all mutated proteins lead to suitable therapeutic neoantigen targets. RECON uses a number of inputs from each patient, including DNA sequences from samples of tumor and normal tissue, RNA sequences from tumor samples, and the patient’s specific MHC allele profile. RECON processes data from these inputs using a proprietary combination of algorithms in order to produce a prioritized list of neoantigen-targeting peptides that can be manufactured for use in product candidates. After selection of the target neoantigens, our proprietary method for ex vivo T cell stimulation, which we call NEO-STIM, allows us to directly prime, activate and expand antigen-specific T cells.

C. TCRs

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

VIII. Our Antibodies Drug Class

In the past decades, monoclonal antibodies, or mAbs, have transformed from scientific tools to powerful human therapeutics. As one of the fastest growing classes of drugs, to date, dozens of mAbs have been approved to treat a variety of diseases including cancer, inflammation, autoimmune diseases and others. In addition, identified antigen-binding domains are also fundamental elements for the construction of novel therapeutic formats and formulations, such as CAR-T cells, bispecific therapeutics and targeted nanoparticles.

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

IX. Our Small Molecule Immunomodulator Drug Class

At a glance: Our Small Molecule Immunomodulators

•	Concept: Small molecule therapies, with a specific focus on TLRs, that can be used synergistically with other cancer therapeutics, including other product candidates in our portfolio.
•	Development Approach: Worldwide rights; wholly owned.
•	Lead Candidate: BNT411, our TLR7 agonist product candidate intended as a monotherapy or in combination with chemotherapy and/or checkpoint inhibitors.

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

Our immunomodulatory small molecule product class focuses on a range of endosomal and intracellular targets that are known to stimulate the activity of a wide range of immune cells. We have a particular emphasis on TLRs, a family of pattern recognition receptors that function as primary sensors of the innate immune system to recognize pathogens. We believe TLRs represent a promising target class for cancer immunotherapy, particularly for inflammatory re-programming of the tumor microenvironment. In many cancers, tumors are protected by an anti-inflammatory environment, which reduces the ability of the immune system to attack the cancer cells. TLR7 agonists are able to initiate a direct cellular immune response, for example, by activating immature dendritic cells, cytotoxic T cells and NK cells, as well as stimulating the release of signal molecules such as cytokines and chemokines including IFN-a and IP-10, which can be directed against tumor cells. The activation of the innate and adaptive immune system and the release of cytokines and chemokines, for instance by our small molecule TLR7 agonist, results in the potent stimulation of antigen-specific T cells, B cells and innate immune cells such as NK cells and macrophages.

Our initial focus is on small molecule product candidates that activate the innate and adaptive immune system via TLR7 and are designed to be used in combination with chemotherapeutics as well as checkpoint inhibitors.

X. Sales, Marketing and Distribution

Our commercial organization focuses on supporting sales of our COVID-19 vaccine in Germany and certain markets where approved or authorized. Our sales and marketing organizations are responsible for promoting our products to health care providers and providing information to stakeholders, including governmental organizations, in the countries where we have authorization to sell the vaccine. Our commercial organization is also responsible for preparing and obtaining reimbursement from third-party payors, including governmental organizations, for our COVID-19 vaccine and will have the same responsibilities for our clinical-stage oncology product candidates, if approved.

Our German commercial team is comprised of a small number of individuals to support commercialization of our COVID-19 vaccine. We focus our marketing and sales efforts in Germany on all physicians and health care professionals involved in the vaccination efforts against COVID-19. If and when we receive full marketing authorization for our COVID-19 vaccine, we will market our products through personal interactions with physicians and allied health care professionals. Our government and public affairs group advocates for policies that promote life sciences innovation and increase awareness of the diseases on which we are focusing, with state and federal legislatures, government agencies, public health officials and other policy-makers.

The commercialization models in the countries where we have the rights to commercialize are adjusted based on the respective commercialization agreements with our collaborators as well as the nature of the supply agreements with the governments for our COVID-19 vaccine.

XI. Manufacturing

We are building a fully integrated biotechnology company, with operations spanning from research through clinical development, and manufacturing through sales and marketing. We operate four GMP-certified manufacturing facilities in Germany, where we manufacture mRNA therapeutics and engineered cell therapies for our own pipeline and for external customers, including a state-of-the art, multi-platform, GMP-certified manufacturing facility located in a life science industrial park in Marburg, Germany, which we acquired in October 2020 from Novartis AG to increase manufacturing capacity of our COVID-19 vaccine for commercial supply commencing in 2021. We also operate a fifth facility in Germany where we manufacture custom peptides to support our extensive immunomonitoring activities within our development programs. Our subsidiary BioNTech Innovative Manufacturing Services GmbH, or BioNTech IMFS, has been manufacturing GMP-certified cellular products since 1999. It was granted its first GMP license for manufacturing mRNA in 2011 and has been manufacturing individualized mRNA products since 2014.

We have expanded our capability to produce and supply drug products to support clinical development of our, and our collaborators’, product candidates. To date, we have manufactured about 1000 drug substance batches in our manufacturing facilities.

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

Our Manufacturing Operations

COVID-19 Vaccine. Our recently acquired manufacturing site in Marburg was approved by the EMA for manufacturing of the COVID-19 drug product in March 2021. This approval makes it one of the largest mRNA manufacturing sites worldwide alongside two of our existing GMP facilities, which currently produce the COVID-19 vaccine candidates for clinical trials, and it will have an annual production capacity of up to one billion doses of our COVID-19 vaccine, once fully operational. We also expect that the first vaccines manufactured at the Marburg site to be delivered in the second half of April 2021. We will rely on a network of sub-contractors to provide drug substance, drug conjugate, drug product, and fill and finish services to enable production. While we have already signed orders for 1.4 billion doses of the vaccine for 2021 based on existing supply agreements with governments worldwide, and discussions for additional dose commitments are ongoing, our manufacturing capacity target is 2.5 billion doses in total by the end of 2021. Additionally, as of March 23, 2021 we have shipped 200 million doses of our COVID-19 vaccine globally. This estimate is based on the six BioNTech and Pfizer manufacturing sites producing the vaccine, the updated label permitting six doses per vial and continuous process improvements and expansion at our current facilities. It is further contingent upon us contracting with more suppliers and external contract manufacturers to expand LNP and fill and finish capacity.

The Marburg site contains approximately 100,000 square feet of laboratory and office space, including 50,000 square feet of GMP facilities and currently employs approximately 400 people. We plan to manufacture additional therapeutic and vaccine drug candidates at the plant, such as other mRNA vaccine, antibody, and cell and gene therapy product candidates to support the development of our product pipeline. The site is also fully equipped to hold cell culture labs and produce viral vectors, with further potential for long-term growth and expansion.

mRNA. We believe scaling up manufacturing for mRNA can best be executed as part of a proprietary manufacturing approach, not as part of an outsourcing strategy. We believe this approach allows us to maintain control of our proprietary processes and gives us the flexibility we need for scheduling batch production for our drug substances to match our development plans as they evolve. Our mRNA manufacturing is currently conducted at our in-house BioNTech IMFS facility and our BioNTech East Wing facility, and will also be conducted at our Marburg facility. The East Wing facility is dedicated to iNeST and bulk mRNA manufacturing. Our mRNA manufacturing process involves standardized production of all mRNA constructs and minimal restrictions in construct length. We have the capacity to undertake sterile filtration and final filling in up to 1,200 vials of various sizes. Batch sizes range from a few milligrams for individualized applications (i.e., iNeST) to 10g for standard mRNA applications (i.e., FixVac, intratumoral immunotherapies and infectious diseases, e.g., COVID-19), with batch sizes of up to 10g currently possible.

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

Our Manufacturing Facilities

In addition to the recently acquired Marburg site, we operate four other manufacturing and packaging facilities in Germany. In these facilities, we manufacture and package individualized mRNA, bulk mRNA, retroviral vectors, cellular products and peptides. In Mainz, we are currently constructing another facility for iNeST manufacturing at a commercial scale, which is planned to start manufacturing in 2022 and will supply markets mainly in Europe and the United States.

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

This facility contains approximately 17,000 square feet of laboratory and office space, including 4,300 square feet of GMP facilities. About 200 staff members are employed at this facility and operate it seven days per week. In its first year of operation the facility manufactured and released more than 250 batches of mRNA and has, since inception, manufactured and released more than 450 batches of mRNA.

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

XII. Third-Party Collaborations

We have forged productive collaborations with pharmaceutical companies and academic research institutions with area expertise and resources in an effort to advance and accelerate our discovery and development programs in oncology, and also to leverage our drug classes into additional disease indications while minimizing our incremental costs.

Our collaborations include:

•	Pfizer for our COVID-19 and influenza vaccine programs, which leverage technology from our infectious disease mRNA-based platform;
•	Fosun Pharma for our COVID-19 vaccine program;
•	Genentech for our iNeST platform in our mRNA drug class;
•	Sanofi for our intratumoral therapy platform in our mRNA drug class;

•	Genmab for our next-generation checkpoint immunomodulator platform in our antibodies drug class; and
•	Genevant for our rare disease protein replacement therapy platform in our mRNA drug class.

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

Pfizer-COVID-19 Collaboration

On April 9, 2020, effective as of March 17, 2020, we entered into a Collaboration Agreement with Pfizer for the research and development of immunogenic compositions comprising RNA encoding a SARS-CoV-2 polypeptide or fragment thereof for prophylaxis against SARS-CoV-2 in humans, which we refer to as the Pfizer Corona Field. On January 29, 2021, effective as of March 17, 2020, we entered into an amended and restated Collaboration Agreement with Pfizer for the research, development and commercialization of immunogenic compositions comprising RNA in the Pfizer Corona Field. which we refer to as the Pfizer Agreement.

We and Pfizer agreed to collaborate on research and development in the Pfizer Corona Field worldwide (excluding the Fosun Territory) which we refer to as the Pfizer Territory. The details of such activities are set forth in a research and development plan that is governed by a joint steering committee. Each party bears its own personnel and capital expenditures costs, but the parties will share the costs of all other agreed development activities (including the costs of manufacturing material for use in clinical trials) evenly. Each party will, in good faith, seek funding from government funds, non-governmental organizations and other third-party organizations to support their research and development activities. Under the Pfizer Agreement, Pfizer will lead clinical development of and seek regulatory approval for any candidates or products in the United States and we will lead clinical development of and seek regulatory approval for any candidates or products in the European Union, and we will agree on a strategy for all other countries.

BioNTech can solely commercialize the vaccine in Germany and Turkey, as well as specified developing countries (collectively referred to as the BioNTech Territory) for so long as we or a third-party funding organization is conducting vaccine commercialization in such countries, and subject to any future agreement with the third-party funding organization. We have the option to opt-out of commercializing the vaccine in Germany and/or Turkey, whereupon such countries will become part of the Pfizer Territory.

Pfizer has the right to commercialize any approved vaccine (such as our COVID-19 vaccine) in the rest of the Pfizer Territory. On a country-by-country basis in relation to the United Arab Emirates and certain countries of southeast Asia, if we obtain funding from a third-party government, non-governmental organization or other organization that obligates us to commercialize an approved vaccine in such country, we are obligated to request from Pfizer in writing a decision as to whether Pfizer wishes to commercialize such vaccine in such country in accordance with the requirements agreed with the third-party funder. If Pfizer elects not to commercialize the vaccine in such country, then such country shall become a part of the BioNTech Territory.

If our Collaboration Agreement with Fosun expires or is otherwise terminated for any reason, as between us and any international pharmaceutical group headquartered outside of China, we granted Pfizer a right of first negotiation to expand the Pfizer Territory to include the Fosun Territory. See “Fosun-COVID-19 Collaboration” below for more information on the Fosun Agreement.

We and Pfizer will share responsibilities for manufacturing and supplying the approved vaccine. If there is insufficient supply to satisfy the entire demand for a vaccine in the Pfizer Territory, we and Pfizer have agreed to determine by mutual consent the allocation of supplies on a fair and equitable basis, subject also to any applicable law, export controls, any government supply obligations, or supply obligations included in any agreement reached with a third-party funding organization.

Under the Pfizer Agreement, we granted Pfizer an exclusive, sublicensable license in the Pfizer Territory under certain of our intellectual property, including our patents and know-how, relating to uridine RNA, modified RNA and replicons in the Pfizer Corona Field as well as certain intellectual property in-licensed by us from third parties, to use, research, develop, manufacture, commercialize and otherwise exploit candidates and products selected under the Pfizer Agreement. We undertake to maintain in full effect all intellectual property licenses held by us at the time we entered into the Pfizer Agreement and not to modify or amend any such license in a manner that would adversely affect any of the rights granted to Pfizer under the Pfizer Agreement. We are obligated to notify Pfizer of any breach of our current licenses and may be obligated to take steps to maintain Pfizer’s access to any intellectual property licensed under such licenses.

During the term of the Pfizer Agreement and a certain period thereafter, we and Pfizer have committed not to research, develop, manufacture, commercialize or otherwise exploit immunogenic compositions comprising RNA in the Pfizer Corona Field, or exploit vaccine candidates or products developed under the agreement for any use, other than pursuant to the Pfizer Agreement, provided, however, that Pfizer shall have the right to work as a contract manufacturer for a third party and Pfizer shall not be precluded from acquiring a third party, or being acquired by a third party, that at the time of acquisition is active in the development or commercialization of an immunogenic composition comprising mRNA in the Pfizer Corona Field.

On April 9, 2020, Pfizer also subscribed for $113 million of our ordinary shares under a separate investment agreement. In addition, under the Pfizer Agreement, Pfizer made an upfront payment of $72 million and agreed to make potential payments of up to $563 million upon the achievement of specified regulatory and commercial milestones. We and Pfizer agreed to share development costs equally. We and Pfizer will share the cost of and profits from commercializing a vaccine evenly. The Pfizer Agreement continues for so long as either at least a vaccine is being developed for use in the Pfizer Territory or a vaccine is being commercialized anywhere in the Pfizer Territory. In addition to termination rights granted to each party in the case of the other party’s uncured material breach, Pfizer may terminate the agreement (i) upon our insolvency or (ii) on a country-by-country basis or in its entirety for convenience upon one (1) year’s prior written notice provided that any such termination shall not become effective less than two (2) years from the first commercial sale of an approved vaccine.

Fosun-COVID-19 Collaboration

On March 13, 2020, we entered into a Development and License Agreement with Shanghai Fosun Pharmaceutical Industrial Development, Co., Ltd, or Fosun Pharma, for the development and commercialization in mainland China, Hong Kong SAR, Macau Special Administrative Regions and in Taiwan, or the Fosun Territory, of immunogenic compositions generated by BioNTech and comprising uridine RNA, modified RNA and/or replicon technology for prophylaxis against SARS-CoV-2 in humans. We refer to this agreement as the Fosun Agreement.

The details of the development activities to be undertaken by Fosun Pharma are to be set forth in a development plan that is overseen by a joint steering committee. Fosun Pharma’s development activities are to be undertaken at its own cost and expense. Fosun Pharma has the sole responsibility to prepare, obtain and maintain regulatory approvals for the vaccine candidates in the Fosun Territory. We agreed to give Fosun Pharma reasonable assistance with the regulatory aspects of these activities.

Fosun Pharma has the sole responsibility, authority and control of the commercialization of a vaccine candidate in the Fosun Territory, but must use commercially reasonable efforts to do so in accordance with an agreed commercialization plan, including by launching a vaccine product in the Fosun Territory within three months after receiving marketing approval for it, provided sufficient quantities of the vaccine have been delivered.

We retain the sole right to manufacture (or have manufactured) and supply any vaccine candidates and products for development purposes and commercial sale in the Fosun Territory. We agreed to manufacture and supply all quantities of vaccine from a GMP-certified RNA manufacturing facility. As compensation for supply of the vaccine Fosun Pharma will reimburse us our manufacturing costs plus an administrative fee that is between 10 and 19 percent.

Under the Fosun Agreement, we granted Fosun Pharma an exclusive license under certain of our owned or in-licensed intellectual property, including our patents relating to replicons, uridine RNA and modified RNA and other mRNA technology or a vaccine to use, develop, commercialize and otherwise exploit the vaccine candidates in the Fosun Territory. In the event of any failure of the development of a vaccine, we agreed to grant Fosun Pharma a right of first negotiation on a separate competent vaccine for the prophylaxis of COVID-19 in the Fosun Territory.

In consideration of the rights granted to Fosun Pharma under the Fosun Agreement, Fosun Pharma subscribed for $50 million of our ordinary shares under a separate investment agreement. In addition, under the Fosun Agreement, Fosun Pharma made an upfront payment of $1 million and agreed to potential payments of up to $14 million upon the achievement of specified development and regulatory milestones and up to $70 million upon the achievement of specified sales milestones. Fosun Pharma further agreed to pay us a royalty rate that is between 30 and 39 percent of its profits on net sales of a vaccine product, if approved, for a period of 15 years from launch of that vaccine in the Fosun Territory.

The Fosun Agreement ends upon expiration of the royalty term. Fosun Pharma may elect to continue to pay royalties and extend the agreement and its rights thereunder. In addition to termination rights granted to each party in the case of the other party’s uncured material breach or insolvency, Fosun Pharma may terminate the agreement, in whole, for convenience and with or without reason at any time upon 180 days’ prior written notice. If the agreement is terminated by Fosun Pharma for cause, the licenses to Fosun Pharma survive, we will manufacture and deliver the vaccine candidate or product for one year and we will grant a non-exclusive license to a reasonably acceptable contract manufacturing organization for manufacturing of the vaccine candidate or product thereafter for development and commercialization by Fosun Pharma in the Fosun Territory.

During the term of the Fosun Agreement, we have committed not to, and not to license the licensed intellectual property to any third party to, develop or commercialize the same vaccine candidate or vaccine in the Fosun Territory.

Genentech-iNeST Collaboration

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

We and Genentech must use commercially reasonable efforts to jointly develop one or more Genentech Collaboration Products in accordance with an agreed global development plan, with the costs of such development to be shared equally. We will continue certain clinical studies that were initiated prior to the execution of the Genentech Collaboration Agreement at our sole expense, and any future material changes in the operation of such clinical studies require Genentech’s approval. Genentech may access and use any data generated in these ongoing clinical studies.

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

In addition, we are responsible for developing the commercial manufacturing process, which requires more stringent turnaround times than the clinical manufacturing process. Genentech will generally be responsible for conducting commercial manufacturing. We are obligated to use commercially reasonable efforts to achieve certain predetermined clinical manufacturing capacity commitments.

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

Sanofi-Intratumoral Therapy Collaboration

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

Genmab-Next-generation Immunomodulator Collaboration

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

Under the Genmab Agreement, we and Genmab must use commercially reasonable efforts to research and develop clinical candidates, including our next-generation checkpoint immunomodulators, with costs split equally during the research and evaluation phase. Our joint activities in this phase are governed by a research plan, which is subject to annual review and updates, and which specifies the clinical candidates to be developed. This research and evaluation phase is currently set to expire on May 19, 2022, but has in the past been extended.

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

We and Genmab must use commercially reasonable efforts to jointly commercialize all Genmab Collaboration Products and share equally all expenses and profits arising from such commercialization. We and Genmab, on a product-by-product basis and at least 12 months prior to the anticipated start of a pivotal clinical trial for a Genmab Collaboration Product, will jointly designate between the two of us a lead party responsible for establishing the distribution and marketing operations in each geographical region. Each party would be entitled to equally co-promote the products pursuant to a separately negotiated global commercialization agreement that the parties agree to negotiate.

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

Pfizer-Influenza Collaboration

On July 20, 2018, we and BioNTech RNA entered into a Research Collaboration and License Agreement with Pfizer, or the Pfizer Influenza Agreement, for the research, development and Pfizer’s commercialization of immunogenic compositions comprising modified RNA and/or replicon technology for prophylaxis against influenza in humans, which we refer to as the Pfizer Influenza Agreement Field.

We and Pfizer agreed to collaborate on the research in the Pfizer Influenza Agreement Field for an initial period of three years. The details of such research were set forth in a research plan that is governed by a joint steering committee, with Pfizer holding the final decision-making right. Each party will bear its own costs under the research plan. The research term will be extended automatically by a reasonable amount of time if the activities or deliverables under the research plan are delayed due to our material breach of our research obligations under the research plan. In addition, Pfizer may unilaterally extend the research term by up to a year by making an additional payment to us.

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

Under the Pfizer Influenza Agreement, we grant to Pfizer an exclusive, worldwide, sublicensable license under certain of our intellectual property, including our patents and know-how, relating to replicons and modified RNA in the Pfizer Influenza Agreement Field as well as certain intellectual property in-licensed by us from third parties, to use, research, develop, manufacture, commercialize and otherwise exploit candidates and products selected under the Pfizer Influenza Agreement. We also grant to Pfizer a non-exclusive, royalty-free, sublicensable license under all intellectual property controlled by us or our affiliates to use, develop, manufacture, commercialize and otherwise exploit candidates and products selected under the Pfizer Influenza Agreement in the Pfizer Influenza Agreement Field. We undertake to maintain in full effect all intellectual property licenses held by us at the time we entered into the agreement and to not modify or amend any such license in a manner that would adversely affect any of the rights granted to Pfizer under the Pfizer Influenza Agreement. We are obligated to notify Pfizer of any breach of our current licenses and may be obligated to take steps to maintain Pfizer’s access to any intellectual property licensed under such licenses.

We also granted Pfizer a right of first negotiation to acquire an exclusive worldwide license under certain intellectual property controlled by us for Pfizer to develop, manufacture and commercialize immunogenic products comprising RNA for prophylaxis against respiratory syncytial virus or human cytomegalovirus. The right of first negotiation may be exercised until the end of the research term.

In consideration of the rights granted to Pfizer under the agreement, Pfizer subscribed to shares in BioNTech AG under a separate investment agreement. In addition, under the Pfizer Influenza Agreement, Pfizer made an upfront payment of $50 million and agreed to potential payments of up to $325 million upon the achievement of specified development, regulatory and commercial milestones. Pfizer further agreed to a mid-single digit to very low double-digit tiered royalty on net sales if a product is commercialized. Royalties are subject to stacking provisions. The obligation of Pfizer to pay royalties ends, on a country-by-country and a product-by-product, basis upon the later of (i) the expiration of the last valid licensed patent right covering such product category in such country, (ii) 10 years after the first commercial sale of a product of such product category in such country and (iii) the lapse of regulatory data exclusivity for the first product in such product category in such country. There are only two product categories: one for modified RNA and a second for replicon products.

During the term of the Pfizer Influenza Agreement, we have committed not to research, develop, manufacture, commercialize or otherwise exploit immunogenic compositions compromising RNA in the Pfizer Influenza Agreement Field other than pursuant to the Pfizer Influenza Agreement.

The Pfizer Influenza Agreement ends on a country-by-country basis upon expiration of the last royalty term for any product in that country. Thereafter, the licenses granted to Pfizer with respect to such product in such country will convert into a perpetual, exclusive, fully paid-up and royalty-free license. In addition to termination rights granted to each party in the case of the other party’s uncured material breach, Pfizer may terminate the agreement, in whole or in part, for convenience and with or without reason at any time upon 60 days’ prior written notice. In addition, Pfizer is entitled to terminate the agreement and initiate a technology transfer of certain intellectual property if one of its key competitors acquires control over us.

Genevant-Rare Disease Protein Replacement Therapy Strategic Collaboration

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

XIII.Government Regulation

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

Regulation and Procedures Governing Approval of Drug and Biological Products in the United States

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or the FDCA, and its implementing regulations and biologics under the FDCA, the Public Health Service Act, or the PHSA, and their implementing regulations. Both drugs and biologics are subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state and local statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or following approval may subject a sponsor to administrative or judicial sanctions. These sanctions could include, among other actions, the FDA’s refusal to approve pending applications, withdrawal of an approval, license revocation, clinical hold, untitled or warning letters, voluntary or mandatory product recalls, market withdrawals, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement and civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us.

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

Preclinical Studies and Investigational New Drug Application

Before testing any drug or biological product candidate in humans, the product candidate must undergo preclinical testing. Preclinical tests include laboratory evaluations of product chemistry, formulation and stability, as well as animal studies to evaluate the potential for activity and toxicity. The conduct of the preclinical tests and formulation of the compounds for testing must comply with federal regulations and requirements. The results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, are submitted to the FDA as part of an IND application. The IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions about the product or conduct of the proposed clinical trial, including concerns that patients will be exposed to unreasonable health risks, and places the trial on a clinical hold. In that case, the IND sponsor and the FDA must resolve any outstanding FDA concerns before the clinical trial can begin.

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

Human Clinical Trials in Support of an NDA or a BLA

Clinical trials involve the administration of the investigational product candidate to healthy volunteers or patients with the disease to be treated under the supervision of qualified principal investigators, generally physicians not employed by or under the trial sponsor’s control, in accordance with GCP requirements, which include the requirement that all patients provide their informed consent for their participation. Clinical trials are conducted under study protocols detailing, among other things, the objectives of the study, inclusion and exclusion criteria, the parameters to be used in monitoring safety, dosing procedures and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND.

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

Further, each clinical trial must be reviewed and approved by an IRB either centrally or individually at each institution at which the clinical trial will be conducted. The IRB will consider, among other things, clinical trial design, patient informed consent, ethical factors and the safety of patients. An IRB must operate in compliance with FDA regulations. The FDA, IRB, or the clinical trial sponsor may suspend or discontinue a clinical trial at any time for various reasons, including a finding that the clinical trial is not being conducted in accordance with FDA requirements or that the patients are being exposed to an unacceptable health risk. Clinical testing also must satisfy extensive GCP rules and the requirements for informed consent. The IRB also approves the form and content of the informed consent that must be signed by each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee, or DSMB. This group may recommend continuation of the study as planned, changes in study conduct, or cessation of the study at designated check points based on access to certain data from the study.

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

During all phases of clinical development, regulatory agencies require extensive monitoring and auditing of all clinical activities, clinical data and clinical trial investigators. Annual progress reports detailing the results of the clinical trials must be submitted to the FDA. Written IND safety reports must be promptly submitted to the FDA and the investigators for serious and unexpected adverse events, any findings from other trials, tests in laboratory animals or in vitro testing that suggest a significant risk for patients, or any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must submit an IND safety report within 15 calendar days after the sponsor determines that the information qualifies for reporting. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days after the sponsor’s initial receipt of the information. The FDA or the sponsor or its DSMB may suspend a clinical trial at any time on various grounds, including a finding that the patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the new drug candidate or biological product candidate has been associated with unexpected serious harm to patients.

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

The FDA reviews NDA and BLA applications to determine, among other things, whether the proposed product is safe and potent, and/or effective, for its intended use, and has an acceptable purity profile, and whether the product is being manufactured in accordance with GMP requirements to assure and preserve the product’s identity, safety, strength, quality, potency and purity. On the basis of the FDA’s evaluation of the application and accompanying information, including the results of the inspection of the manufacturing facilities and any FDA audits of clinical trial sites to assure compliance with GCPs, the FDA may issue an approval letter, denial letter or complete response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. Under the FDCA, the FDA may approve an NDA if it determines that the product is safe and effective for its intended use, the benefits of the drug outweigh any risks, and the methods used in manufacturing the drug and the controls used to maintain the drug’s quality are adequate to preserve the drug’s identity, strength, quality and purity. Under the PHSA, the FDA may approve a BLA if it determines that the product is safe, pure and potent and the facility where the product will be manufactured meets standards designed to ensure that it continues to be safe, pure and potent. If the application is not approved, the FDA may issue a complete response letter, which will contain the conditions that must be met in order to secure final approval of the application, and when possible will outline recommended actions the sponsor might take to obtain approval of the application. If a complete response letter is issued, the sponsor may either resubmit the NDA or BLA, addressing all of the deficiencies identified in the letter, or withdraw the application.

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

RMAT designation confers all the benefits of the fast track and breakthrough therapy designation programs, including early interactions with the FDA. The FDA reviews each application on a case-by-case basis to determine whether the clinical evidence is sufficient to support RMAT designation, considering factors such as the rigor of data collection, the consistency and persuasiveness of the outcomes, the number of patients, and the severity, rarity or prevalence of the condition, among other factors. The FDA may decline to grant RMAT designation if it finds the clinical evidence insufficient.

RMAT designation may expedite the development or approval process, but it does not change the standards for approval.

Emergency Use Authorizations

The Secretary of Health and Human Services has the authority to authorize unapproved medical products, including vaccines, to be marketed in the context of an actual or potential emergency that has been designated by government officials. The COVID-19 pandemic has been designated such a national emergency. After an emergency has been announced, the Secretary of Health and Human Services may authorize the issuance of, and the FDA Commissioner may issue, Emergency Use Authorizations, or EUAs, for the use of specific products based on criteria established by statute, including that the product at issue may be effective in diagnosing, treating, or preventing serious or life-threatening diseases when there are no adequate, approved, and available alternatives. An EUA is subject to additional conditions and restrictions and is product-specific. An EUA terminates when the emergency determination underlying the EUA terminates. An EUA is not a long-term alternative to obtaining FDA approval, licensure, or clearance for a product. FDA may revoke an EUA where it is determined that the underlying health emergency no longer exists or warrants such authorization, so it is not possible to predict how long an EUA may remain in place.

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

In April 2014, the European Union adopted a new Clinical Trials Regulation (EU) No 536/2014, which is set to replace the current Clinical Trials Directive 2001/20/EC. It is expected that the new Clinical Trials Regulation will apply at earliest at the end of 2021. It will overhaul the current system of approvals for clinical trials in the European Union. Specifically, the new regulation, which will be directly applicable in all member states, aims to simplify and streamline the approval of clinical trials in the European Union. For instance, the new Clinical Trials Regulation provides for a streamlined application procedure using a single entry point and strictly defined deadlines for the assessment of clinical trial applications. This means that one national authority takes the lead in reviewing the application and the other national authorities have only a limited involvement. Any substantial changes to the trial protocol or other information submitted with the clinical trial applications must be notified to or approved by the relevant competent authorities and ethics committees.

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

All application procedures require an application in the common technical document, or CTD, format, which includes the submission of detailed information about the manufacturing and quality of the product, and nonclinical and clinical trial information. There is an increasing trend in the European Union toward greater transparency and, while the manufacturing or quality information is currently generally protected as confidential information, the EMA and national regulatory authorities are now liable to disclose much of the nonclinical and clinical information in marketing authorization dossiers, including the full clinical study reports, in response to freedom of information requests after the marketing authorization has been granted. In October 2014, the EMA adopted a policy under which clinical study reports would be posted on the agency’s website following the grant, denial or withdrawal of a MAA, subject to procedures for limited redactions and protection against unfair commercial use. A similar requirement is contained in the new Clinical Trials Regulation that is currently expected to take effect at earliest at the end of 2021.

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

The centralized procedure provides for the grant of a single marketing authorization by the European Commission that is valid for all European Union member states. Pursuant to Regulation (EC) No. 726/2004, the centralized procedure is compulsory for specific products, including for medicines (including vaccines) produced by certain biotechnological processes, products designated as orphan medicinal products, advanced therapy medicinal products and products with a new active substance indicated for the treatment of certain diseases, including products for the treatment of cancer. For products with a new active substance indicated for the treatment of other diseases and products that are highly innovative or for which a centralized process is in the interest of patients, the centralized procedure may be optional.

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

The European Commission may also grant a so-called “conditional marketing authorization” prior to obtaining the comprehensive clinical data required for an application for a full marketing authorization. Such conditional marketing authorizations may be granted for product candidates (including medicines designated as orphan medicinal products and vaccines) if the CHMP finds that all the following requirements are met:

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

For COVID-19 vaccines to date, the EMA has followed a so-called ‘rolling review’ process, an ad hoc procedure by which data is assessed as it becomes available with the aim of granting a conditional marketing authorization.

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

Emergency Use Authorizations

The European Union medicines rules, as implemented into the national laws of the EU member states, permit national authorities to authorize temporarily the distribution of an unapproved medicinal product in certain emergency situations, including suspected or confirmed spread of pathogenic agents.  Such an Emergency Use Authorization (EUA) would apply for the duration of the emergency only and would be limited to the member state in which it has been issued.  When considering whether to grant an EUA, the relevant member state decides, which data it requires for the grant of the EUA.  For COVID-19 vaccines to date, the EU member states have not relied on EUAs.  Rather products have followed the centralized procedure combined with a rolling review of data with a view to granting conditional marketing authorizations.  Member states have relied on EUAs to permit the distribution and use of certain unapproved medicines for in unapproved indications to assist in the treatment of COVID-19 patients.

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

Finally, the marketing and promotion of authorized products, including industry-sponsored continuing medical education and advertising directed toward the prescribers of products and/or the general public, are strictly regulated in the European Union. In principle, all advertising and promotional activities for the product must be consistent with the approved summary of product characteristics, and therefore all off-label promotion is prohibited. Direct-to-consumer advertising of prescription medicines (including vaccines) is also prohibited in the European Union. Although general requirements for advertising and promotion of medicinal products are established under Directive 2001/83/EC, as amended, the details are governed by regulations in each member state and can differ from one country to another.

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

For COVID-19 vaccine candidates in the European Union, no pricing and reimbursement or health technology assessments discussions have taken place with the respective health insurances and competent bodies at a national member state level.  Currently, COVID-19 vaccine candidates are supplied in the European Union based on vaccine supply agreements with the European Commission that is acting on behalf and in the name of the member states of the European Union.

Brexit and the Regulatory Framework in the United Kingdom

On June 23, 2016, in a national referendum, a majority of the electorate voted in favour of the United Kingdom leaving the European Union (commonly referred to as “Brexit”).  On March 29, 2017, the United Kingdom Government

formally notified the European Union of its intention to withdraw from the Union pursuant to Article 50 of the Treaty on the European Union.  The United Kingdom formally left the European Union on January 31, 2020.  Pursuant to the terms of the Withdrawal Agreement between the European Union and the United Kingdom, a transitional period ran between February 1, 2020 and December 31, 2020, during which all applicable EU law, including the regulation of medicinal products, applied to and in the United Kingdom.  This transitional period has now come to an end.  On December 24, 2020, the United Kingdom and the European Union announced that they have reached agreement on the terms of their future relationship as set out in the Trade and Cooperation Agreement (“TCA”).  The European Union and the United Kingdom have agreed to provisionally apply the terms of the TCA, while the formal execution is still ongoing.  While the TCA governs tariff and quota free trade between the United Kingdom and the European Union markets, it does not provide for regulatory alignment.  The regulatory framework for medicinal products in the United Kingdom is predominantly derived from European Union law.  Currently, domestic United Kingdom law provides that all existing European Union law is transposed into national law, subject to certain revisions that have become necessary as a result of Brexit.  Thus, at least initially, the United Kingdom and the European Union laws are aligned.  However, Brexit could have a material impact on the regulatory regime in the United Kingdom, as the country is free to deviate from the European Union regime.  One example of such deviation is the approval of COVID-19 vaccines.  While in the European Union vaccines have been granted conditional marketing authorizations, in the United Kingdom, vaccine candidates were granted emergency use authorizations.

Rest of the World Regulation

The requirements governing the conduct of clinical trials, product (including vaccine) licensing, pricing, and reimbursement vary from country to country in markets outside the EU and the United States. In many markets, clinical trials must be conducted in accordance with Good Clinical Practice and applicable regulatory requirements. Ethical standards typically follow the Declaration of Helsinki principles. In response to the COVID-19 pandemic, some markets have granted or are considering the grant of emergency use authorizations for vaccine candidates instead of the otherwise available regulatory approval pathways. Supply of the COVID-19 vaccine to a number of countries outside of the US and the EU is similarly governed by vaccine supply agreements with local governments.

Failure to adhere to regulatory requirements may lead to, among others, fines, suspension or withdrawal of regulatory authorizations or approvals, product recalls, seizure of products, restrictions or suspensions of operations, or criminal prosecution.

Greater China

a.)	Mainland China

Similar to the United States and the European Union, Mainland China has rules governing the approval for development and commercialization of drugs, including specialized rules for vaccines. China’s drug law and regulations require that the National Medical Products Administration’s, or NMPA’s, Center for Drug Evaluation, or CDE, approve a clinical trial application prior to initiating a study to support the safety and effectiveness of a drug. This clinical trial application and the testing procedure that may precede it can be expedited if there is a pressing declared health emergency, as was the case with COVID-19.

Once approved, vaccine clinical trials must be conducted at sites that are qualified disease prevention and control, or CDC, institutions and grade III hospitals, and the implementation of the trial must be in accordance with China’s vaccine good clinical practice regulations and related guidelines. Furthermore, prior to the commencement of the clinical trial in China the site’s ethics committees must approve the trial, and the Office of Human Genetic Resources Administration must approve the use of samples and related data. The human genetic resources, or HGR, approval requires a joint approval or record-filing application with the Chinese and foreign parties, setting forth the parties that will handle data and samples, the type and amount of samples that will be utilized during the study, the tests/analysis run, and the plans for storage or destruction, and the intellectual property sharing arrangement among the parties, among other items.  Once approved, the HGR approval/filing may require updates and amendments and additional procedures to transfer data to certain foreign parties. Once a clinical trial in China is complete and/or foreign data is assembled, a company may submit an application for a marketing authorization, or MA, of the vaccine. This procedure will include submission of clinical data, manufacturing information and test results, among other items, and may include an onsite pre-market verification by the NMPA. This application may be expedited under various expedited programs, including “special approval” procedures for drugs needed to control a public health emergency. Therapeutic biologics and small molecule drugs follow similar steps to approval for development and marketing.

At both the clinical trial and MA stages, drug applicants located outside of China must list a regulatory agent on the application. The agent must be an entity in China, and it assists the sponsor and marketing authorization holder, or MAH, with fulfilling its drug regulatory obligations in China. The agent of the MAH is jointly liable with the MAH for these drug regulatory obligations.

Once approved, vaccines may be procured by the CDC through platforms organized by the provincial governments.  Vaccines in China must be sold and directly distributed by domestic manufacturers or general distributors appointed to represent overseas makers to municipal level CDCs, which handle allocation and distribution to points of vaccination in China. Distributors of all drugs must possess a MA for the drug they are distributing or a drug distribution license. As is the case with all drugs, once on the market, MAHs will also have post-market obligations, including safety reporting and compensation for injuries caused adverse events following inoculation, or AEFIs. MAHs of vaccines that are not part of the National Inoculation Program, or NIP, must bear the cost of injuries determined by experts to be AEFI injuries. The government bears the cost of NIP vaccines and related AEFIs. Vaccine MAHs are also subject to other post-market obligations for drug marketing authorization holders, including recalls, annual reporting, and inspections. Vaccine MAs must typically be renewed every five years.

b.)	Hong Kong and Macao

Mainland China’s drug regulatory system does not apply in Hong Kong or Macao. These administrative regions are governed by separate laws on the development and approval of drugs, including vaccines. They also have separate laws on the importation and distribution of those vaccines.

Turkey

Other countries such as Turkey and those in the Middle East have regulatory review processes and data requirements for medicinal products, including vaccines, similar to those described for the European Union. The regulatory licensing process in these countries may include local marketing authorization requirements, manufacturing/testing facility inspections, testing of drug product upon importation and other domestic requirements.  Some countries, such as Turkey, have introduced specific emergency authorization regimes for COVID-19 vaccines.

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

XIV. Intellectual Property

A. Introduction

We pursue a layered intellectual property strategy to protect our various technology platforms and their application to the treatment of cancer and other serious diseases. One focus of our intellectual property strategy is to provide protection for our platforms and products as they are developed. We also pursue intellectual property protection for assets that may be used in future development programs and/or that may be of interest to our collaborators, or otherwise may prove valuable in the field.

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

Regardless, we cannot be certain that any of the patent filings or other intellectual property rights that we have pursued or obtained will provide protection for any products as commercialized. Our product candidates are currently in clinical testing, with no certainty that they will be successful, or that significant modification or adjustment may not be required for successful commercialization; even our COVID-19 vaccine product has been granted only emergency use, temporary use or conditional marketing approval; its composition, manufacture, and use may yet be adjusted or modified and our filings may not protect it.

Our future commercial success depends, in part, on our ability to obtain and maintain patent and other proprietary protection for commercially important technology, inventions and know-how related to our business; defend and enforce our patents and other intellectual property; preserve the confidentiality of our trade secrets; and operate without infringing, misappropriating or violating the valid and enforceable patents and other intellectual property rights of third parties. Our ability to stop third parties from making, using, selling, offering to sell or importing our products may depend on the extent to which we have rights under valid and enforceable patents, trade secrets or other intellectual property rights that cover these activities. With respect to both our owned and licensed intellectual property, we cannot be sure that patents will issue with respect to any of the owned or licensed pending patent applications or with respect to any patent applications that we, our co-owners or our licensors may file in the future, nor can we be sure that any of our owned or licensed patents or any patents that may be issued in the future to us or our licensors will be commercially useful in protecting any products that we ultimately attempt to commercialize or any method of making or using such products. Moreover, we may be unable to obtain patent protection for certain of our product candidates generally as well as with respect to certain indications. See “Risk Factors—Risks Related to our Intellectual Property” in this Annual Report on Form 20-F.

As of January 15, 2020, our overall owned and in-licensed patent portfolio included more than 200 patent families, each of which includes at least one filing in the United States or Europe, and several of which are pending or granted in multiple jurisdictions. The patent families include at least 100 patent families that are solely or jointly owned by BioNTech, including certain families acquired through our acquisitions of antibody assets and infrastructure from MabVax Therapeutics Holdings, Inc. as well as intellectual property assets acquired through our acquisitions of Lipocalyx GmbH and Neon, and others that we have licensed from a third party.

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

mRNA Structure

Our patent portfolio includes patent filings directed to various features of mRNA structure, which may, for example, contribute to increased immunogenicity (e.g., antigen presentation), translation efficiency, and/or stability of mRNA constructs that include them. Such features include, for example, antigen-MHC fusions, 5’ cap structures, 3’ UTR structures, polyA tails, reduced-uracil content mRNAs, and modified nucleoside RNAs. Filings directed to each of these features, or collectively, the mRNA Structure Filings, have been made in the United States and various foreign jurisdictions. Some such mRNA Structure Filings are owned solely by BioNTech SE or BioNTech RNA which are referred to collectively in this section as BioNTech, some jointly by BioNTech and one or more third parties, and some by BioNTech licensors, such as Louisiana State University, or LSU, and the terms of the applicable agreement with LSU, are further summarized below in “—C. In-Licensing.” We have non-exclusive rights to use certain US and European patent filings owned by University of Pennsylvania and relating to RNA containing modified nucleosides through our sublicense agreements with mRNA RiboTherapeutics, Inc. (MRT) and CellScript, LLC, collectively the MRT-CellScript Sublicenses and summarized below in “--C. In-Licensing”. Issued existing mRNA Structure Filings have, and pending existing mRNA Structure Filings, if issued, would have, 20-year terms that extend into the mid-2020s to the mid-2030s.

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

mRNA Manufacturing

As discussed below, we utilize trade secret protection for many aspects of our mRNA manufacturing technologies, including as currently utilized for production of certain of our development candidates. In addition, our patent portfolio includes certain patent filings relevant to mRNA manufacturing, or collectively, the mRNA Manufacturing Filings, which we believe may provide commercial value to protect product candidates and/or support collaborations or other licensing arrangements. For example, our mRNA Manufacturing Filings include U.S. and foreign patent filings relating to certain aspects of mRNA purification and production. These mRNA Manufacturing Filings are either solely owned by BioNTech SE or BioNTech RNA, or jointly owned by BioNTech RNA and TRON and, if issued, would have 20-year terms that would extend into mid 2030 to early 2040s, although none is currently an issued patent.

mRNA Commercial Products and Product Candidates

Our COVID-19 vaccine. Our COVID-19 vaccine (BNT162b2) is our most advanced mRNA product, and has received conditional marketing approval in various jurisdictions.  Additional COVID-19 vaccine candidates, and certain mRNA oncology product candidates are in clinical development and involve various platforms. Our pipeline also includes mRNA product candidates for treatment of certain infectious diseases beyond COVID-19, and mRNA product candidates for protein replacement therapy in certain rare diseases.

BNT162b2 and Other COVID-19 Vaccine mRNA Product Candidates

Our COVID-19 vaccine (BNT162b2) is a nucleoside-modified mRNA formulated in lipid nanoparticles and encodes an optimized SARS-COV-2 full-length spike protein antigen.

Our platform patent filings relevant to Our COVID-19 vaccine (BNT162b2), collectively, the “BNT162b2 Platform Filings”, include certain mRNA Structure Filings relating to features for increasing translation efficiency and/or stability of mRNA constructs (e.g., certain 3’ UTR structures containing a specific sequence element, and interrupted polyA tails), including filings which are jointly owned by BioNTech RNA and TRON; also relevant are certain mRNA Manufacturing Filings. Issued BNT162b2 Platform Filings have, and pending BNT162b2 Platform Filings, if issued, would have 20-year terms extending into the late-2020s to the early-2040s.  We also have undertaken various patent filings specifically related to BNT162b2 structure, composition, formulation, packaging, use and/or manufacture, or the BNT162b2 Platform Filings, including filings that have arisen through collaboration with third parties such as Pfizer. Such filings relevant to our COVID-19 vaccine, if issued, would have 20-year terms that would extend into early 2040s; there are presently no issued patents within the BNT162b2 Platform Filings.

As noted above, our MRT-CellScript Sublicenses grant us rights to use certain U.S. and European patents and applications relating to RNAs containing modified nucleosides, including as used in BNT162b2. We also have a non-exclusive license from the National Institutes of Health granting us right to use certain US and European patent filings relating to SARS-COV-2 spike (S) protein variants that lock the S protein in an antigenically preferred prefusion conformation; such a variant is utilized in BNT162b2.

Additionally, we have obtained third-party licenses to technologies relating to certain lipids and/or lipid nanoparticles and formulations used in BNT162b2, including a non-exclusive license from Acuitas Therapeutics, grants use rights relevant to proprietary lipid nanoparticles and formulations used in BNT162b2.

Other COVID-19 Vaccine mRNA product candidates are being developed and tested in clinical trials, which share with BNT162b2certain structural elements, and/or features of composition, formulation, packaging, use and manufacture.  Thus, some or all of the BNT162b2 Platform Filings and/or BNT162b2 Filings, as well as the in-licensed rights discussed above with respect to BNT162b2, may be relevant to certain of these candidates.

Oncology mRNA Product Candidates

All our current clinical programs outside of COVID-19 are in oncology. Our most advanced clinical oncology programs involve our iNeST immunotherapy product candidates being developed with our collaborator, Genentech. We also have FixVac product candidates in Phase 1 clinical trials and have initiated Phase 1 clinical trials of our mRNA-based intratumoral immunotherapy developed through our collaboration with Sanofi.

FixVac

Our FixVac product candidates share many of the structural elements involved in our iNeST product candidates. Thus, some or all of the mRNA Structure Filings relevant to our iNeST product candidates and discussed below are also relevant to our FixVac product candidates. These patent filings, or the FixVac Platform Filings, include mRNA Structure Filings relating to antigen-MHC fusions, certain 5’ cap structures, 3’ UTR structures containing a specific sequence element, and interrupted polyA tails, which are solely or jointly owned by BioNTech or BioNTech’s licensors. Issued FixVAC Platform Filings have, and pending FixVac Platform Filings, if issued, would have, 20-year terms extending into the mid-2020s to the mid-2030s. While we have pursued or obtained patent protection covering components of FixVac product candidates, manufacturing-related methods and/or formulations, we do not currently have any claims in our owned or in-licensed issued patents that cover the overall construct used in our FixVac product candidates.

Our patent portfolio further includes U.S. and foreign patent filings relating to combined uses of our FixVac and iNeST product candidates. Such issued patent filings have, and such pending patent filings, if issued, would have, 20-year terms that extend into 2033, and are jointly owned by BioNTech RNA and TRON.

Our current Phase 1 clinical trials for FixVac product candidates are studying such product candidates in treatment of advanced melanoma, head and neck cancer, breast cancer (particularly triple negative breast cancer), prostate cancer, and ovarian cancer. While we do not currently have any claims in our owned or in-licensed issued patents that are directed to use of our FixVac product candidates in the indications of these clinical trials, certain FixVac Platform Filings include specific reference to treatment of each of these indications. Additionally, our patent portfolio relevant to FixVac product candidates further includes U.S. and foreign patent filings relating to use of particular tumor antigens for treatment of triple negative breast cancer included in Phase 1 clinical trials, or the Triple Negative Breast Cancer FixVAC Filings. Issued

Triple Negative Breast Cancer FixVac Filings have, and pending Triple Negative Breast Cancer FixVac Filings, if issued, would have, 20-year terms extending into the early- to mid-2030s, and are jointly owned by BioNTech SE and TRON.

iNeST

Our patent filings relevant to our iNeST product candidates include mRNA Structure Filings relating to features for increasing antigen presentation (e.g., antigen-MHC fusions) and features for increasing translation efficiency and/or stability of mRNA constructs (e.g., certain 5’ cap structures, 3’ UTR structures containing a specific sequence element, and polyA tails of a particular length or interrupted polyA tails); mRNA Lipoplex Filings relating to negatively charged lipoplexes (e.g., for spleen targeting); and mRNA Manufacturing Filings, or collectively, the iNeST mRNA Platform Filings. While we have pursued or obtained patent protection covering components of iNeST product candidates, manufacturing-related methods and/or formulations, we do not currently have any claims in our owned or in-licensed issued patents that cover the overall construct used in our iNeST product candidates.

Our patent portfolio further includes U.S. and foreign filings directed to the process of identifying neoantigens in patient samples and/or predicting those that will be immunoreactive in an iNeST immunotherapy product, or collectively, the Neoantigen Filings. Certain issued Neoantigen Filings have, and certain pending Neoantigen Filings, if issued, would have 20-year terms that extend into the 2030s, although none is a U.S. issued patent. Many of the Neoantigen Filings are solely owned by BioNTech RNA, or jointly owned by BioNTech RNA and TRON; our acquisition of Neon added various Neoantigen Filings, including both BioNTech US-owned and in-licensed filings. BioNTech RNA and TRON jointly own issued EP patent number 2714071, whose claims recite steps relating to neoantigen selection, that has recently been opposed by multiple third parties; claims in the related U.S. case have recently been allowed. If we are unsuccessful in these oppositions, the patent claims for our iNeST product candidates may be narrowed, or a patent may not issue at all. See “Risk Factors—Risks Related to our Intellectual Property” in this Annual Report on Form 20-F.

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

Certain patent filings that are relevant to intratumoral immunotherapies include certain patent filings under the MRT-CellScript Sublicenses, which include patent filings directed to nucleotide-modified mRNAs.

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

We have also recently acquired patent assets from MabVax Therapeutics Holding, Inc., or the MabVax Filings, that relate to various antibodies, including certain antibodies targeting sialyl Lewis A and ganglioside GD2, as well as nucleic acid encoding them. Issued MabVax Filings have, and the pending MabVax Filings, if issued, would have, 20-year terms that extend into the mid-2030s.

Infectious Diseases beyond COVID-19

As is discussed elsewhere, we have collaborated with third parties, including Pfizer and Penn to develop infectious disease mRNA vaccines.

Certain patent filings that might be useful to our infectious disease mRNA vaccines include certain of the mRNA Structure Filings and the mRNA Lipid Nanoparticle/Polyplex Filings as well as certain patent filings under the MRT-CellScript Sublicenses, which include patent filings directed to nucleotide-modified mRNAs. Self-Amplifying RNA Filings as discussed above may also be relevant.

We have also licensed technologies relating to certain lipids and/or lipid nanoparticles and formulations that may be useful for certain infectious disease mRNA vaccines.

Rare Diseases

We are developing mRNA-based protein replacement therapy for several rare disease indications through our collaboration with Genevant.

Certain of the mRNA Structure Filings (including some that are relevant to iNeST and/or FixVac product candidates, as discussed above) and patent filings under the MRT-CellScript Sublicenses include patent filings directed to nucleoside-modified mRNAs also provide protection for one or more features of mRNA-based protein replacement product candidates. For example, mRNA Structure Filings include patent filings directed to 3’ UTR structures containing a specific sequence element, interrupted poly A tail structures and reduced-uracil content mRNAs, which, as noted above are solely or jointly owned by BioNTech, and, if issued, would have 20-year terms that would extend into the mid-2030s. However, these filings do not currently include any issued patents.

Our patent portfolio relating to our rare disease programs also include certain patent filings that we have licensed from Genevant, or the Genevant Filings. Specifically, the Genevant Filings are owned by Arbutus Biopharma Corporation and relate primarily to lipid or non-liposomal formulations that might be useful in these programs, and have been filed primarily in the United States and Europe, with 20-year terms that extend into mid-2020s to mid-2030s for the issued Genevant Filings and the pending Genevant Filings, if issued.

2. Cell Therapy

Engineered Cell Therapy

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

Activated T Cells

Our acquisition of Neon included technologies for using peripheral blood mononuclear cells, or PBMCs, (e.g., collected from apheresis material of patients) as a starting material to induce and/or expand ex vivo functional T cells specific for therapeutically-relevant neoantigens.

Our BNT221 program, formerly Neon’s NEO-PTC-01 program, is a personalized adoptive T cell therapy, which uses multiple T cell populations expanded from an individual patient’s PBMCs that together target a set of neoantigens expressed by that patient’s tumor.

Patent filings relevant to BNT221, referred to herein as the T Cell Induction/Expansion Filings, are generally solely owned by BioNTech US, or co-owned by BioNTech US and the Netherlands Cancer Institute (NKI). For example, the T Cell Induction/Expansion Filings include patent filings directed to therapeutic T cell compositions and methods of ex vivo induction and/or expansion of antigen-specific T cells, for example, using T cells of specific phenotypes for induction/expansion. The T Cell Induction/Expansion Filings, if issued, would have 20-year terms that would extend into the late-2030s to early-2040s. These filings do not currently include any issued patents.

Certain of the Neoantigens Filings may also be relevant to BNT221.

3. Antibodies

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

4. Small Molecule Immunomodulators

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

We have pursued a strategy of identifying and in-licensing third-party patents that we believe are complementary to or otherwise interact synergistically with our own intellectual property portfolio. We have entered into material intellectual property licensing or option arrangements with TRON, Louisiana State University and MRT-CellScript.

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

D. Trademark Portfolio

Certain features of our business and our product candidates are protected by trademarks. Our trademark portfolio includes, but is not limited to, registrations for each of COMIRNATY®, FixVac®, IVAC®, RiboCytokine®, RiboMab®, RECON®, NEO-STIM®, Precision NEO-STIM® and MAPTAC®, as well as certain other trademarks, including design versions of some of these trademarks.

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

XV. Competition

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

We anticipate that the key competitive factors affecting our technologies will be efficacy, safety, cost and convenience, ease of distribution, storage and administration, as well as our ability to build a fully-integrated biotechnology company. The availability of reimbursement from government and other third-party payors will also significantly affect the pricing and competitiveness of our products. The timing of market introduction of our products and competitive products will also affect competition among products. We expect the relative speed with which we can develop our products, complete the clinical trials and approval processes, and supply commercial quantities of the products to the market to be important competitive factors. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market.

Specifically, BNT162b2 competes with, and any other COVID-19 vaccines we and Pfizer develop would compete with, other COVID-19 vaccines that have been approved or authorized for temporary or emergency use and a large number of vaccine manufacturers, academic institutions and other organizations currently have programs to develop COVID-19 vaccine candidates.

XVI. Legal Proceedings

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

C.	Organizational Structure

See Item 18.

D.	Property, Plant and Equipment

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

•

Approximately 4,882 square meters (equivalent to approximately 52,549 square feet) of flexible use space intended for laboratory and office use located at Adam-Opel-Straße 10, 55129 Mainz, which is owned by us.

•

Approximately 210,639 square meters (equivalent to approximately 22,673 square feet) of office and storage space under a lease for part of the building located at Robert-Koch- Straße 50, 55129 Mainz under a lease that expires in November 15, 2025.

•

Approximately 82,881 square meters (equivalent to approximately 892,124 square feet) of office space and a further area of land associated with this office space of approximately 12,600 square meters (equivalent to approximately 135,625 square feet), which is owned by BioNTech.

•

Approximately 360 square meters (equivalent to approximately 3,875 square feet) of office space under a lease for part of the building located at Heiligkreuzweg 90, 55130 Mainz under a lease that expires in December 31, 2022.

•

We also own a plot of land of approximately 8,753 square meters (equivalent to 94,216 square feet) at Hechtsheimer Straße, 55131 Mainz, where construction for a GMP manufacturing facility has commenced early this year.

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

We have completed construction of two new buildings at our BioNTech IMFS facility in Idar-Oberstein, Germany, occupy an additional 780 square meters (equivalent to approximately 8,395 square feet) of clean room space and 550 square meters (equivalent to approximately 5,900 square feet) of laboratory space, expanding our capacity for GMP cell therapy manufacturing and 650 square meters (equivalent to approximately 7,000 square feet) of office space.

At our manufacturing facility in Marburg, Germany, we occupy approximately 10,240 square meters (equivalent to approximately 110,220 square feet), including 4,589 square meters (equivalent to approximately 49,400 square feet) of GMP space, 2,422 square meters (equivalent to approximately 26,070 square feet) of technical and storage facilities, 540 square meters (equivalent to approximately 5,810 square feet) of laboratory space and 2,690 square meters (equivalent to approximately 28,960 square feet) of offices. That lease will expire December 31, 2034.

At our JPT facility in Berlin, Germany, we occupy approximately 1,794 square meters (equivalent to approximately 19,299 square feet) of office, laboratory and other space. Approximately 250 square meters of that space (equivalent to approximately 2,690 square feet) is occupied under a lease, which has an expiry date of June 20, 2020 and will continue for further six-month periods, unless terminated by either party on three months’ prior written notice. Approximately 1,523 square meters (equivalent to approximately 16,199 square feet) are occupied under a lease for an indeterminate period but which may be terminated by either party on 12 months’ prior written notice. The remaining approximately 20 square meters (equivalent to approximately 215 square feet) of storage space is occupied under a lease on a monthly basis and can be terminated by either party giving two weeks’ written notice.

In Martinsried, Germany, outside Munich, Germany, we occupy approximately 1,681 square meters (equivalent to approximately 18,100 square feet) under a lease that had an initial term which expired on December 31, 2020, but which we exercised the option to extend until December 31, 2024.

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

In Cambridge, Massachusetts we occupy approximately 2,490 square meters (equivalent to approximately 26,802 square feet) of laboratory and office space under a lease that has an initial term that expires on September 30, 2024, but which we have the option to extend until December 31, 2024.

We intend to expand our capacity as follows:

•

In the second quarter of 2021, we will commence construction of a four-story building at our BioNTech Campus at An der Goldgrube 12 in Mainz, Germany, which we will own. We have planned laboratory space for research and development, offices, storage facilities, a conference center and cafeteria. As a result, we will occupy an additional 24,000 square meters (equivalent to approximately 258,300 square feet) of laboratory space and office space.

•

We anticipate purchasing property and the construction of a new office building adjacent to the planned iNeST GMP manufacturing facility. Upon completion of the construction project, we will occupy up to approximately 6100 additional square meters (equivalent to approximately 65,650 square feet) of useable floor space for offices, storage, meeting areas and cafeteria.

•

We anticipate completing the construction of a new building complex for our JPT business in Berlin, Germany, possibly as early as 2023. Upon completion of the construction project, we will occupy up to approximately 5,000 additional square meters (equivalent to approximately 53,820 square feet) of useable floor space split between laboratories, offices and storage.

We are committed to the continued development of world-class laboratory and manufacturing operations to support our research and development and clinical manufacturing needs, to prepare for commercial scale manufacturing of our product candidates, and to realize external commercial opportunities. Our planned laboratory and manufacturing investments include:

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

Item 5. Operating and Financial Review and Prospects

The following “Operating and Financial Review and Prospects” should be read together with the information in our financial statements and related notes included elsewhere in this Annual Report. The following discussion is based on our financial information prepared in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. GAAP. The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described in “Risk Factors” and elsewhere in this Annual Report. Please also see “Cautionary Statement Regarding Forward-Looking Statements.”

A.	Operating Results

Financial Operations Overview

The following table shows our consolidated statements of operations for each period presented:

	Years ended December 31,
	2020	2019	2018
(in thousands)

Revenues
Research & development revenues	€178,849	€84,428	€101,837
Commercial revenues	303,476	24,161	25,738
Total revenues	482,325	108,589	127,575

Cost of sales	(59,333)	(17,361)	(13,690)
Research and development expenses	(645,029)	(226,466)	(143,040)
Sales and marketing expenses	(14,512)	(2,718)	(3,041)
General and administrative expenses	(94,049)	(45,547)	(26,334)
Other operating expenses	(2,358)	(739)	(720)
Other operating income	250,539	2,724	5,396
Operating loss	€(82,417)	€(181,518)	€(53,854)

Finance income*	1,564	4,122	8,046
Finance expenses*	(62,946)	(326)	(48)
Interest expenses related to lease liabilities	(2,003)	(1,718)	(1,721)
Share of loss of equity method investees	-	-	(84)
Loss before tax	€(145,802)	€(179,440)	€(47,662)

Income taxes	161,000	268	(600)
Profit / (Loss) for the period	€15,198	€(179,172)	€(48,262)
* Foreign exchange differences on a cumulative basis are either shown as finance income or expenses.

Important Financial and Operating Terms and Concepts

Revenues

Historically, our revenue has primarily been derived from our collaborations and license agreements in the research and development phase. Research and development revenues were derived from upfront payments, development milestone payments and reimbursement of development expenses.

Since December 2020, our COVID-19 vaccine has been authorized or approved for emergency or temporary use or granted conditional marketing authorization in over 65 countries worldwide, which resulted in recognition of revenues from the sale of pharmaceutical products for the first time. Consequently, we have progressed from earning revenues primarily for research and development to earning our first revenues from commercial sales.

Our commercial revenues are primarily collaboration revenues from earnings based on our partners’ gross profit, which is shared under the respective collaboration agreements and sales milestone payments in addition to revenue from other sales transactions, which consists of sales of diagnostic products, peptides, retroviral vectors for clinical supply, and development and manufacturing services sold to third-party customers. We recognize revenues from selling COVID-19 vaccine manufactured by us to collaboration partners for further processing and to external customers in markets within our territory. Revenues for our share of the collaboration partners’ profit is recognized as sales occur which is when the performance obligation has been satisfied. As described further in “Critical Accounting Policies and Use of Estimates” and Note 3 to our consolidated financial statements included elsewhere in this Annual Report, we use certain information from our collaboration partners, some of which is based on preliminary data shared between the partners and might vary once final data is available.

Our ability to generate revenue from sales of pharmaceutical products and sustain profitability depends upon our and our collaborators’ ability to further successfully commercialize our product candidates and products. Our ability to generate COVID-19 vaccine revenues depends, in part, upon our production capacity. The timing of product manufacturing and delivery will determine the period in which revenue may be recognized.

To the extent that existing or potential future collaborations generate revenue, our revenue may vary due to many uncertainties in the development of further product candidates and other factors.

For further information on our revenue recognition policies, see “—Critical Accounting Policies and Use of Estimates—Revenue Recognition.”

Cost of sales

Our cost of sales includes royalty expenses, purchased services, personnel-related expenses and laboratory supplies, which are generally expensed in the period in which the associated revenue occurs. Cost of sales also includes amounts paid to collaboration partners for their share of profits earned in collaboration arrangements where we are the principal in the transaction.

Our cost of sales may increase subject to us progressing our commercial activities with respect to our COVID-19 vaccine.

Research and Development Expenses

The nature of our business and primary focus of our activities, including development of our platforms and manufacturing technologies, generate a significant amount of research and development expenses, which in this respect, still account for the largest component of our total operating expenses. Research and development expenses include our share of expenses under the terms of collaboration agreements and 100% of the expenses for wholly-owned product candidates. Research and development expenses shared under our collaboration agreements, which are initially incurred by the collaboration partners and subsequently charged to us, are recorded as purchased services classified within research and development. Cost reimbursements from partners for research and development expenses initially incurred by us and due to us under the agreements, are recorded as a reduction to purchased services classified within research and development expenses.

We have entered into agreements under which third parties grant licenses to us. Consideration paid under those agreements include upfront payments, development milestone payments and development expense reimbursements as well as sales-based milestone and royalty payments. Milestone payments are recorded when the specific milestone has been achieved. If those licenses grant access to technologies, both parties jointly perform research or development activities and both are exposed to significant risks and rewards of the activities. Costs incurred with the agreements are not treated differently from costs related to own product candidates. If the agreements grant us rights to use certain patents and technologies that meet the definition of an identifiable assets, they are treated as acquired intangible assets. This assessment is made based on the facts and circumstances of each contractual agreement.

The value of goods and services received from contract research organizations, or CROs, and contract manufacturing organizations, or CMOs, in the reporting period are estimated based on the level of services performed and progress made in the respective period. Amounts are recorded as accrued expenses if we have not received an invoice from the service provider. Advance payments for goods or services that will be used or rendered for future research and development activities are recognized as other current assets or other current financial assets respectively. The amounts are currently expensed as the related goods are delivered or the services performed. Management’s estimates are based on the best information available at the time. However, additional information may become available in the future and management may adjust the estimate in such future periods. In this event, we may be required to record adjustments to research and development expenses in future periods when the actual level of activity becomes more certain. We consider resulting increases or decreases in cost as changes in estimates and reflects such changes in research and development expenses in the period identified.

Research costs are expensed as incurred. Development expenditures on an individual project are recognized as an intangible asset if, and only if, the capitalization criteria are met. Due to the inherent risk of failure in pharmaceutical development and the uncertainty of approval, management has determined that these criteria are not met in the biotech sector. The related expenditure is reflected in the consolidated statements of operations in the period in which the expenditure is incurred. Sales-based milestone or royalty payments incurred under license agreements relating to self-developed intangibles after the approval date of the respective pharmaceutical product are considered as contingent considerations. These contingent considerations are recognized as expenses as incurred. Costs relating to production of pre-launch products are expensed as research and development expenses in the period incurred. If pre-launch products are sold, the respective product gross margin may be higher compared to the expected recurring margin as the underlying costs will not be included in cost of sales.

Research and development expenses represent costs incurred for the following:

•	costs to develop our platforms;
•	discovery efforts leading to product candidates;
•	clinical development expenses for our programs;
•	costs related to pre-launch products;
•	costs to develop our manufacturing technology and infrastructure; and
•	digital infrastructure costs.

The costs above comprise the following categories:

•	personnel-related expenses, including salaries, benefits, share-based compensation expense and social security expense;
•	shared development expenses incurred under collaboration agreements with our partners;
•	expenses incurred under agreements with third parties, such as consultants, investigative sites, CROs that conduct our preclinical studies and clinical trials, and in-licensing arrangements;
•	costs of acquiring, developing and manufacturing materials for preclinical studies and clinical trials, including both internal manufacturing and CMO;
•	expenses incurred for the procurement of materials, laboratory supplies and non-capital equipment used in the research and development process; and
•	facilities, depreciation and amortization, and other direct and allocated expenses incurred as a result of research and development activities.

We cannot reasonably estimate the nature, timing and amount of research and development expenses required to complete the development of the product candidates we are currently developing or may develop in the future. A change in expectations or outcomes of any of the known or unknown risks and uncertainties may materially impact our expected research and development expenditures.

Continued research and development is central to the ongoing activities of our business. Product candidates in later stages of clinical development generally have higher development expenses than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect these costs to continue to increase in the future as our product candidates progress through the development phases and as we identify and develop additional programs. However, we do not believe that it is possible at this time to accurately project total program-specific expenses through commercialization. There are numerous factors associated with the successful commercialization of any of our product candidates or products, including future trial design and various regulatory requirements, many of which cannot be determined with accuracy at this time based on our stage of development. Additionally, future commercial and regulatory factors beyond our control will impact our clinical development programs and plans.

Sales and Marketing Expenses

Our sales and marketing expenses mainly consist of purchased services and personnel-related costs.

Our sales and marketing expenses may increase subject to us progressing our commercial activities with respect to our COVID-19 vaccine.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel-related costs including salaries, benefits, share-based compensation expense and social security expense for finance, legal, human resources, business development and other administrative and operational functions, professional fees, accounting and legal services, information technology and facility-related costs. These costs relate to the operation of the business, unrelated to the research and development function or any individual program.

We anticipate general and administrative expenses will increase as research, development and commercial activities expand. This increase will likely relate to additional personnel and increased purchased service costs related in part to finance, legal and intellectual property-related matters along with increased expenses related to administrating our commercial activities with respect to our COVID-19 vaccine.

Other Operating Income / Expenses

Our other operating income and expenses consists primarily of income from government grants.

Finance Income / Expenses

Our finance income and expenses consist of interest income and interest expenses on cash, fair value changes on certain financial liabilities as well as foreign exchange gains and losses.

Income Taxes

Income taxes mainly include deferred tax benefits derived from recording deferred tax assets on differences between financial reporting and tax bases of assets and liabilities tax loss carry forwards.

The realization of deferred tax assets is dependent upon the generation of future taxable income, the amount and timing of which are subject to uncertainties. We may become subject to income tax audits and adjustments by local tax authorities. The assessments as to the recoverability of deferred tax assets and the nature of uncertain tax positions is subject to significant judgment by management and subject to change, which may be substantial.

For further information on our income tax policies, see “—Critical Accounting Policies and Use of Estimates—Income Tax.”

Comparison of the year ended December 31, 2020 and year ended December 31, 2019

Revenues

The following is a summary of revenues recognized for the periods indicated:

	Years ended December 31,		Change
	2020	2019	€	%
(in thousands)
Revenues
Research & development revenues from collaborations	€178,849	€84,428	€94,421	112
Pfizer Inc.	121,597	14,348	107,249	747
Genentech Inc.	49,195	64,026	(14,831)	(23)
Shanghai Fosun Pharmaceutical (Group) Co., Ltd	5,074	-	5,074	-
Other	2,983	6,054	(3,071)	(51)
Commercial revenues	303,476	24,161	279,315	1,156
COVID-19 vaccine revenues	270,490	-	270,490	-
Sales to collaboration partner*	61,460	-	61,460	-
Direct product sales to BioNTech customers	20,553	-	20,553	-
Share of collaboration partner's gross profit	188,477	-	188,477	-
Other sales	32,986	24,161	8,825	37
Total revenues	€482,325	€108,589	€373,736	344

*Represents sales to our collaboration partner of products manufactured by us.

From the year ended December 31, 2019 to year ended December 31, 2020 total revenues from contracts with customers increased by €373.7 million or 344% from €108.6 million to €482.3 million, which is mainly due to revenues recognized for the first time under our two new collaboration agreements which we entered into during the year ended December 31, 2020 in order to develop a COVID-19 vaccine and ultimately led to the recognition of COVID-19 vaccine commercial revenues.

Research & Development Revenues from Collaborations

As part of our BNT162 program we collaborate with Pfizer and Fosun Pharma.

Revenue from Pfizer was mainly derived from the collaboration and license agreement to develop a COVID-19 vaccine and, in addition, includes an amount of €3.5 million revenue derived from our existing Influenza collaboration. During the year ended December 31, 2020 a non-refundable upfront cash payment of €66.3 million was received. A regulatory milestone payment of €51.8 million became due, but has not yet been received. Both were fully recognized as revenue during the year ended December 31, 2020.

Fosun Pharma is the collaboration partner with whom we work together on the development of a COVID-19 vaccine in China. Through the collaboration agreement, we are conducting clinical trials in China, using BioNTech’s proprietary mRNA technology and leveraging Fosun Pharma’s extensive clinical development, regulatory, and commercial capabilities in the country. Fosun Pharma has paid a non-refundable upfront cash payment of €0.9 million and development milestones of €4.2 million that were recognized as revenue during year ended December 31, 2020.

For certain collaboration programs, the commencement of trials has been delayed, partially due to slowed patient enrollment or other delays as a result of the COVID-19 pandemic. Accordingly, during the year ended December 31, 2020, revenues from our collaboration programs with Genentech, Sanofi and from the Influenza collaboration with Pfizer have generally decreased compared to the prior year periods.

Commercial Revenues

Our COVID-19 vaccine has evolved from the BNT162 program and has been authorized or approved for emergency or temporary use or has been granted conditional marketing authorization in over 65 countries worldwide, which resulted in recognition of revenues from the sale of pharmaceutical products for the first time. We are the marketing authorization holder in the European Union, and holder of emergency use authorizations or equivalent in the United States, United

Kingdom, Canada and other countries in advance of a planned application for full marketing authorizations in these countries. We have marketing and distribution rights in Germany and Turkey. Pfizer has marketing and distribution rights worldwide with the exception of China, Germany and Turkey. Fosun Pharma has marketing and distribution rights in China.

The COVID-19 vaccine manufacturing process leverages Pfizer’s and our manufacturing facilities, consequently responsibilities are shared between Pfizer and us. Whenever responsibilities in the manufacturing and supply process of the COVID-19 vaccine shift and the COVID-19 vaccine is transferred, it is sold from one partner to the other. During the year ended December 31, 2020, we recognized €61.5 million of revenues from selling drug product batches manufactured by us to Pfizer’s manufacturing site for fill and finish.

Upon receiving a conditional marketing authorization, emergency or temporary use authorization, we and Pfizer started selling the product. The allocation of marketing and distribution rights defines territories in which the collaboration partners act as a principal respectively. For supplying our territory, Germany, we acquired the COVID-19 vaccine from Pfizer and recognized €20.6 million of revenues from direct COVID-19 vaccine sales during the year ended December 31, 2020. The share of gross profit that our collaboration partner has earned based on these sales, is recognized as cost of sales.

Based on Pfizer’s COVID-19 vaccine sales in the collaboration partner’s territory, we are eligible to receive a share of the respective gross profit which represents a net figure and is recognized as collaboration revenues during the commercial phase. During the year ended December 31, 2020, we recognized a gross profit share of €188.5 million. In order to determine our share of collaboration partner’s gross profits, we used certain information from our collaboration partner, including revenue from the sale of products, some of which is based on preliminary data shared between the partners and might vary once final data is available.

Revenues resulting from other sales transaction increased by €8.8 million, or 36%, to €24.2 million in the year ended December 31, 2019 to €33.0 million in the year ended December 31, 2020.

Cost of Sales

The following table summarizes our cost of sales for the periods indicated:

	Years ended December 31,		Change
	2020	2019	€	%
(in thousands)
Cost of sales
Cost of sales related to COVID-19 vaccine revenues	€35,616	-	€35,616	-
Cost related to other sales	23,717	17,361	6,356	37
Total cost of sales	€59,333	€17,361	€41,972	242

From the year ended December 31, 2019 to the year ended December 31, 2020, cost of sales increased by €41.9 million or 241% from €17.4 million to €59.3 million. Cost of sales were recognized for the first time with respect to our COVID-19 vaccine sales and included Pfizer’s share of gross profit earned by us in transactions, where we are the principal. Costs of sales do not include costs relating to production of pre-launch products since those are expensed as research and development expenses in the period incurred.

Research and Development Expenses

The following table summarizes our research and development expenses for the periods indicated:

	Years ended December 31,		Change
	2020	2019	€	%
(in thousands)
Research and development expenses
Purchased services	€359,880	€65,552	€294,328	449
Wages, benefits and social security expense	126,298	83,213	43,085	52
Laboratory supplies	107,792	37,218	70,574	190
Depreciation and amortization	30,192	27,533	2,659	10
IT costs	5,118	3,800	1,318	35
Lease and lease related cost	3,725	2,527	1,198	47
Transport costs	2,135	1,081	1,054	98
Other	9,889	5,542	4,347	78
Total research and development expenses	€645,029	€226,466	€418,563	185

Research and development expenses increased by €418.5 million or 185% from €226.5 million during the year ended December 31, 2019 to €645.0 million during the year ended December 31, 2020. The increase was mainly due to an increase in research and development expenses from our BNT162 program. Research and development expenses include our share of expenses under the terms of the Pfizer collaboration agreement. Development costs, which are shared, are divided equally between Pfizer and us. The amount of shared development expenses, which were initially incurred by Pfizer and subsequently charged to us were recorded as purchased services classified within research and development and the reimbursement from Pfizer for research and development expenses initially incurred by us were recorded as a reduction to research and development expenses. The increase was further driven by an increase in expenses for purchased laboratory supplies as well as an increase in headcount leading to higher wages, benefits and social security expenses. In addition, from May 6, 2020, the date of acquisition, our new U.S.-based subsidiary, BioNTech US Inc., contributed €21.0 million to the research and development expenses of the Group.

Sales and Marketing Expenses

The following table summarizes our sales and marketing expenses for the periods indicated:

	Years ended December 31,		Change
	2020	2019	€	%
(in thousands)
Sales and marketing expenses
Purchased services	€10,929	€247	€10,682	4,325
Wages, benefits and social security expense	1,636	1,938	(302)	(16)
Other	1,947	533	1,414	265
Total sales and marketing expenses	€14,512	€2,718	€11,794	434

Sales and marketing expenses increased by €11.8 million or 437% from €2.7 million during the year ended December 31, 2019 to €14.5 million during the year ended December 31, 2020 which is mainly due to an increase in purchased service which we incurred in connection with progressing our commercial activities with respect to our COVID-19 vaccine.

General and Administrative Expenses

The following table summarizes our general and administrative expenses for the periods indicated:

	Years ended December 31,		Change
	2020	2019	€	%
(in thousands)
General and administrative expenses
Wages, benefits and social security expense	€33,007	€19,122	€13,885	73
Purchased services	26,022	6,419	19,603	305
IT and office equipment	7,404	4,573	2,831	62
Depreciation and amortization	5,104	4,855	249	5
Insurance premiums	4,840	1,061	3,779	356
Job advertisement expenses	2,897	548	2,349	429
Lease and lease related cost	2,390	1,715	675	39
Research services	2,033	232	1,801	776
Laboratory supplies	1,191	785	406	52
Contract staffing	1,108	686	422	62
Other	8,053	5,551	2,502	45
Total general and administrative expenses	€94,049	€45,547	€48,502	106

General and administrative expenses increased by €48.5 million or 107% from €45.5 million during the year ended December 31, 2019 to €94.0 million during the year ended December 31, 2020. The increase was mainly influenced by higher expenses for purchased management consulting and legal services, an increase in headcount leading to higher wages, benefits and social security expenses and higher insurance premiums. In addition, from May 6, 2020, the date of acquisition, our new U.S.-based subsidiary, BioNTech US Inc., contributed €7.4 million to the general and administrative expenses of the Group, respectively.

Other Operating Income / Expenses

The following table summarizes our other result, including other operating income and expenses, for the periods indicated:

	Years ended December 31,		Change
	2020	2019	€	%
(in thousands)
Other result
Government grants	€239,017	€1,547	€237,470	15,350
Bargain purchase	7,002	-	7,002	-
Other operating income	4,520	1,177	3,343	284
Other operating income	250,539	2,724	247,815	9,097
Other operating expenses	(2,358)	(739)	(1,619)	219
Other operating expenses	(2,358)	(739)	(1,619)	219
Total other result	€248,181	€1,985	€246,196	12,403

Our other result increased by €246.2 million from €2.0 million during the year ended December 31, 2019 to €248.2 million during the year ended December 31, 2020. The increase mainly results from government grants for which we became eligible as part of an initiative by the German Federal Ministry of Education (Bundesministerium für Bildung und Forschung, or the BMBF) to support our COVID-19 vaccine program, BNT162 (as described below in “—Liquidity and Capital Resources”). The proportion of the grant that related to expenses incurred by us is recognized as other operating income with an amount of €238.9 million; the proportion which was received and will compensate us for future expenses, has been deferred and is presented as government grant in the consolidated statements of financial position with an amount of €88.0 million.

Finance Income / Expenses

The following table summarizes our finance result for the periods indicated:

	Years ended December 31,		Change
	2020	2019	€	%
(in thousands)
Finance result
Interest income	€1,564	€1,781	€(217)	(12)
Foreign exchange gains, net	-	2,341	(2,341)	(100)
Finance income	1,564	4,122	(2,558)	(62)
Amortization of financial instruments	(3,048)	(326)	(2,722)	835
Fair value adjustments of financial instruments measured at fair value	(17,289)	-	(17,289)	-
Foreign exchange loss, net	(42,609)	-	(42,609)	-
Finance expenses	(62,946)	(326)	(62,620)	19,209
Interest expenses related to lease liabilities	(2,003)	(1,718)	(285)	17
Total finance result	€(63,385)	€2,078	€(65,463)	(3,150)

Our financial result decreased by €65.5 million from €2.1 million finance income, net during the year ended December 31, 2019 to €63.4 million finance expenses, net during the year ended December 31, 2020. The latter included €17.3 million in expenses arising from fair value measurement adjustments of the derivative embedded within the convertible note. Furthermore, there were €42.6 million in foreign exchange losses that occurred during the year ended December 31, 2020 compared to €2.3 million foreign exchange gains that had been recorded during the year ended December 31, 2019. Foreign exchange differences on a cumulative basis, are either shown as finance income or expenses. The increase in foreign exchange losses is mainly due to higher balances in U.S. dollar bank accounts and the weakening of the U.S. dollar when compared to the Euro.

Income Taxes

As of December 31, 2020, we had accumulated tax losses with respect to corporate tax and trade tax. Our accumulated tax losses amounted to €596.4 million with respect to corporate income tax and €513.6 million with respect to trade tax comprising tax losses of our German tax group, German entities not within the tax group and our U.S. tax group.

The accumulated tax losses related to the German tax group include €457.9 million corporate income tax losses and €450.9 million trade tax losses. Under German law, tax losses do not expire. Deferred tax assets on tax losses had not been capitalized in previous years, as there was not sufficient probability in terms of IAS 12 that there would have been future taxable profits available against which the unused tax losses could have been utilized. Following the authorization and approval of our COVID-19 vaccine for emergency or temporary use or having been granted conditional marketing authorization in over 65 countries worldwide, we re-evaluated previously unrecognized tax losses. Based on our product-based business plan, including commercial supply commitments agreed with various governments and health ministries under which we either directly supply the COVID-19 vaccine or, if they relate to territories which have been allocated to Pfizer, we will receive the profit share to which we are eligible, it is now considered highly probable that taxable profits for the German tax group will be available against which the tax losses can be utilized. On this basis, we have recognized deferred tax assets and liabilities with a net amount of €161.0 million for the cumulative tax losses and temporary differences determined for the German tax group as of December 31, 2020.

The accumulated tax losses related to German entities not within the tax group include €1.7 million corporate income tax losses and €1.8 million trade tax losses. With respect to those tax losses, no deferred tax assets have been capitalized, as there is not sufficient probability in terms of IAS 12 that there will be future taxable profits available against which the unused tax losses can be utilized.

The accumulated tax losses related to U.S. tax group include €136.8 million federal tax losses and €60.9 million state tax losses. The tax losses related to the U.S. tax group include €20.9 million federal losses that are expected to expire in 2033 and €115.9 million federal losses which have no expiration date and can be carried forward indefinitely. In addition, the U.S. tax group has state tax losses of €60.9 million, which may be available to offset future income tax liabilities that expire at various dates beginning in 2033. Our forecast for the U.S. tax group does not provide sufficient probability for the use of existing tax loss carryforwards in the near future. Therefore, the requirements set out by IAS 12 are not fulfilled for the U.S. tax group. As of December 31, 2020, deferred tax assets are only recognized to the extent of deferred tax liabilities.

In addition to accumulated tax losses, we had accumulated federal tax credits of €0.8 million and state tax credits of €0.3 million in the United States as of December 31, 2020. The tax credits in the United States will expire at various dates beginning in 2035 if they are not used.

The realization of deferred tax assets is dependent upon the generation of future taxable income, the amount and timing of which are subject to uncertainties. We may become subject to income tax audits and adjustments by local tax authorities. The assessments as to the recoverability of deferred tax assets and the nature of uncertain tax positions is subject to significant judgment by management and subject to change, which may be substantial.

Comparison of the year ended December 31, 2019 and year ended December 31, 2018

Revenue

The following is a summary of revenues recognized for the periods indicated:

	Years ended December 31,		Change
	2019	2018	€	%
(in thousands)
Revenues
Research & development revenues from collaborations	€84,428	€101,837	€(17,409)	(17)
Pfizer Inc.	14,348	7,173	7,175	100
Genentech Inc.	64,026	49,536	14,490	29
Other	6,054	45,128	(39,074)	(87)
Commercial revenues	24,161	25,738	(1,577)	(6)
Total revenues	€108,589	€127,575	€(18,986)	(15)

From the year ended December 31, 2018 to the year ended December 31, 2019 total revenues decreased by €19.0 million or 15% from €127.6 million to €108.6 million. The revenue recognized in the year ended December 31, 2018 included an amount of €33.2 million collaboration revenues from our Sanofi collaboration for a reimbursement of 50% of CellScript sublicense costs pursuant to a separate sub-sublicense agreement dated December 22, 2018. This transaction only occurred in the year ended December 31, 2018.

Cost of Sales

The following table summarizes our cost of sales for the periods indicated:

	Years ended December 31,		Change
	2019	2018	€	%
(in thousands)
Cost of sales
Cost of product sales	€17,361	€13,690	€3,671	27
Total cost of sales	€17,361	€13,690	€3,671	27

Research and Development Expenses

The following table summarizes our research and development expenses for the periods indicated:

	Years ended December 31,		Change
	2019	2018	€	%
(in thousands)
Research and development expenses
Purchased services	€65,552	€42,079	€23,473	56
Wages, benefits and social security expense	83,213	45,668	37,545	82
Laboratory supplies	37,218	22,921	14,297	62
Depreciation and amortization	27,533	18,312	9,221	50
IT costs	3,800	1,572	2,228	142
Lease and lease related cost	2,527	2,404	123	5
Transport costs	1,081	668	413	62
Other	5,542	9,416	(3,874)	(41)
Total research and development expenses	€226,466	€143,040	€83,426	58

Research and development expenses increased by €83.5 million or 58% from €143.0 million during the year ended December 31, 2018 to €226.5 million during the year ended December 31, 2019 mainly due to an increase in wages, benefits and social security expenses due to an increase in headcount and the full-year reflection of the ESOP program expenses during the year ended December 31, 2019 as well as higher development expenses spent on purchased services and laboratory supplies.

Sales and Marketing Expenses

Sales and marketing expenses amounted to €2.7 million during the year ended December 31, 2019, €0.2 million of which constituted expenses for purchased services. Sales and marketing expenses amounted to €3.0 million during the year ended December 31, 2018, €0.8 million of which constituted expenses for purchased services.

General and Administrative Expenses

The following table summarizes our general and administrative expenses for the periods indicated:

	Years ended December 31,		Change
	2019	2018	€	%
(in thousands)
General and administrative expenses
Wages, benefits and social security expense	€19,122	€8,582	€10,540	123
Purchased services	6,419	5,177	1,242	24
IT and office equipment	4,573	3,774	799	21
Depreciation and amortization	4,855	2,284	2,571	113
Insurance premiums	1,061	145	916	632
Job advertisement expenses	548	861	(313)	(36)
Lease and lease related cost	1,715	1,012	703	69
Research services	232	26	206	792
Laboratory supplies	785	456	329	72
Contract staffing	686	781	(95)	(12)
Other	5,551	3,236	2,315	72
Total general and administrative expenses	€45,547	€26,334	€19,213	73

General and administrative expenses increased by €19.2 million or 73% from €26.3 million during the year ended December 31, 2018 to €45.5 million during the year ended December 31, 2019. This increase was mainly influenced by an increase in headcount and the full-year reflection of the ESOP program expenses during the year ended December 31, 2019 as well as a charge of €2.6 million in connection with certain withholding tax payments for intellectual property licenses related to prior years that was recorded during the year ended December 31, 2019 but not during the year ended December 31, 2018.

Other Operating Income / Expenses

During the year ended December 31, 2019, our other operating income amounted to €2.7 million, €1.5 million of which constituted government grants. In the year ended December 31, 2018, our other operating income amounted to €5.4 million, €4.2 million of which constituted government grants.

Finance Income / Expenses

During the year ended December 31, 2019, our finance income amounted to €4.1 million, €2.3 million of which was attributable to unrealized foreign exchange gains. During the year ended December 31, 2018, our finance income amounted to €8.0 million, €6.1 million of which was attributable to unrealized foreign exchange gains.

During the year ended December 31, 2019, our finance expense amounted to €0.3 million. During the year ended December 31, 2018, our finance expense amounted to €48 thousand. In both years, no foreign exchange losses were reported under finance expense.

During the years ended December 31, 2019 and December 31, 2018, interest expenses related to lease liabilities amounted to €1.7 million, for each year.

Tax Losses

As of December 31, 2019, we had accumulated tax losses of €356.0 million with respect to corporate tax and €352.3 million with respect to trade tax as of December 31, 2019.

Deferred tax assets on tax losses had not been capitalized in previous years, as there was not sufficient probability in terms of IAS 12 that there would have been future taxable profits available against which the unused tax losses could have been utilized. The accumulated tax losses as at December 31, 2019 relate to Germany and the United States (as at December 31, 2018: Germany). There is no expiration date for any of the accumulated tax losses under German tax law. The tax losses generated in the United States prior to December 31, 2017 begin to expire in 2033. Any tax losses generated after that date have no expiration date and can be carried forward indefinitely. The tax credits incurred in the United States are expected to expire at various dates beginning in 2035.

Information about our operating segments

Historically we reported four segments: Clinical, Technology Platform, Manufacturing and Product Sales & External Services. In the course of the year ended December 31, 2020, we leveraged the breadth of our immunotherapy technologies and used our expertise to mobilize these rapidly to address the COVID-19 pandemic. In December 2020, our COVID-19 vaccine was authorized or approved for emergency or temporary use or granted conditional marketing authorization in over 65 countries worldwide. Beginning in the fourth quarter, given the financial and operational significance of the activities to develop and then market, produce and transport the COVID-19 vaccine, our Management Board, as the chief operating decision maker (CODM), reviewed financial information presented on a consolidated basis. Decisions with respect to business operations and resource allocations are made by the CODM based on BioNTech as a whole. Accordingly, we operate and make decisions as a single operating segment, which is also our reporting segment.

Related Party Transactions

Related party transactions that occurred during the years ended December 31, 2020 and December 31, 2019 are explained in Item 7 of this Annual Report as well as in Note 21 of our consolidated financial statements included elsewhere in this Annual Report.

Merger Agreement with BioNTech US Inc. (formerly Neon Therapeutics, Inc.)

On May 6, 2020, we acquired Neon Therapeutics, Inc. (formerly Nasdaq: NTGN), or Neon, a biotechnology company developing novel neoantigen-based T-cell therapies, through a stock transaction and including de minimis cash consideration, or the Merger. The Merger was announced on January 16, 2020. Neon, now BioNTech US Inc., or BioNTech US, is operated as a wholly-owned subsidiary of BioNTech SE. The new subsidiary is based in Cambridge, Massachusetts and serves as our U.S. headquarters.

The transaction combines two organizations with a common culture of pioneering translational science and a shared vision for the future of cancer immunotherapy. Through the acquisition, we leverage Neon’s deep expertise in the development of neoantigen therapies, with both vaccine and T-cell capabilities. Our most advanced program acquired in the Merger is BNT221 (NEO-PTC-01), a personalized neoantigen-targeted T-cell therapy candidate consisting of multiple T-cell populations targeting the most therapeutically relevant neoantigens from each patient’s tumor. We also acquired a precision T-cell therapy program targeting shared neoantigens in genetically defined patient populations. The lead program from this approach, BNT222 (NEO-STC-01), is a T-cell therapy candidate targeting shared RAS neoantigens. In addition, Neon had assembled libraries of high-quality TCRs against various shared neoantigens across common HLAs. This pipeline is underpinned by Neon’s platform technologies including RECON®, its machine-learning bioinformatics platform, and NEO-STIM™, its proprietary process to directly prime, activate and expand neoantigen-targeting T-cells ex vivo.

Further details are explained in Note 5 of our consolidated financial statements included elsewhere in this Annual Report.

Impact of COVID-19

As we advance our clinical programs, we are in close contact with our principal investigators and clinical sites, which are located in jurisdictions affected by the COVID-19 pandemic, and are assessing the impact of the COVID-19 pandemic on our clinical trials, expected timelines and costs on an ongoing basis. We have modified our business practices in response to the spread of COVID-19, including restricting employee travel, developing social distancing plans for employees and cancelling physical participation in meetings, events and conferences. In addition, for certain programs, including BNT111, BNT113, BNT122, BNT141 and BNT142 (RiboMabs), BNT151 and BNT152/153 (RiboCytokines), BNT221, BNT161 (Influenza) and BNT171 (Rare Disease), the commencement of trials has been delayed, partially due to slowed patient enrollment or other delays as a result of the COVID-19 pandemic. After several months of delay to focus efforts on our COVID-19 vaccine, we started Phase 1 clinical trials for BNT211 (CARVac), BNT151 (RiboCytokines) and BNT 411 (TLR-agonist). This partial disruption, even temporary, may severely impact our operations and overall business by delaying the progress of our clinical trials and preclinical studies. Our operations, including research and manufacturing, could also be disrupted due to the potential impact of staff absences as a result of self-isolation procedures or extended illness. Such factors were evaluated and considered carefully when preparing this annual report for the year ended December 31, 2020. We will continue to evaluate potential effects of the COVID-19 pandemic.

COVID-19 Collaborations

In response to the COVID-19 pandemic, we initiated our COVID-19 vaccine development program, BNT162, in late January 2020, leveraging our proprietary mRNA platform, and assembled a global consortium of partners including Pfizer (worldwide collaboration outside of China) and Fosun Pharma (China). In April 2020, we initiated a first-in-human clinical trial of BNT162b2 following preclinical studies. In July 2020, we initiated, along with our partner Pfizer, a phase 3 clinical trial of BNT162b2 and published the clinical results in November 2020. Subsequently, BNT162 vaccine has been authorized or approved for emergency use or temporary use or granted conditional marketing authorization in over 65 countries around the world, including the United States, the U.K., and Canada and has received CMA following rolling submissions with the EMA.

Details about our COVID-19 collaborations are described further in Items 4 and 5 as well as the notes to our consolidated financial statements included elsewhere in this Annual Report.

Critical Accounting Policies and Use of Estimates

Our consolidated financial statements for the years ended December 31, 2020 and December 31, 2019 have been prepared in accordance with IFRS, as issued by the IASB. Our accounting policies employed are described in Note 3 to our consolidated financial statements included elsewhere in this Annual Report. We have reviewed these critical accounting policies and estimates with the Audit Committee of our Supervisory Board.

In applying these policies, we make estimates and assumptions that affect the reported amounts of assets and liabilities, contingent assets and liabilities as well as revenues and expenses arising during the fiscal year. When evaluating which judgments to make, or which estimates and assumptions to apply, we consider the sensitivity of each as a range of various outcomes is possible. We ultimately base our assumptions and estimates on the most appropriate parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond our control. Hence, the actual outcome may differ from those estimates.

Some of these policies require a high level of judgment because the areas are especially subjective or complex. The most critical accounting policies and significant areas of judgment and estimation are in the areas discussed in further detail below.

The accounting policies applied and the estimates and assumptions used when preparing the consolidated financial statements have not changed compared to prior year. However, upon receiving regulatory authorization and approval for emergency or temporary use or being granted conditional marketing authorization for our COVID-19 vaccine and with recognizing revenues from the sale of pharmaceutical products for the first time, certain new judgments and estimates needed to be made, most notably with respect to revenue recognition and income taxes.

With respect to revenue recognition and research and development expenses, our judgments and estimates made in evaluating cut-off may impact the financial results between periods. Fair values in business combinations, share-based payment arrangements and financial instruments are determined using valuation models which could differ in outcome depending on input parameters used. We have estimated fair values based on reasonable assumptions as described below.

Revenue Recognition

We recognize revenue through collaboration and license agreements, rendering of services and sales of products based on the facts and circumstances of each contractual agreement.

Identification and Determination of Performance Obligations

Our collaboration and license agreements, described in more detail in “Business—XIV. Third-Party Collaborations”, typically contain multiple elements, and have been determined as qualifying as contracts with customers. At inception of each agreement, we apply judgment when determining which promises represent distinct performance obligations. When licenses are granted, we determined that the grant of the license is the predominant promise within the combined performance obligations and the promise to grant a license is accounted for as a performance obligation satisfied over time as our customer simultaneously receives and consumes the benefits from our performance.

Measurement of the Transaction Price

Milestone payments are contingent upon the occurrence of a future event and represent variable consideration. As there are usually only two possible outcomes (i.e., milestone is reached or not), we have assessed that the method of the most likely amount is the best method to predict the amount of consideration to which we will be entitled. At contract inception, the most likely amount for milestone payments is estimated to be zero. At each reporting date, we use judgment to determine when to include variable consideration in the transaction price, such that it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with respect to the variable consideration is subsequently resolved. We have concluded that future milestone payments are fully constrained at the end of the current fiscal year.

Allocation of the Transaction Price to Performance Obligations and Revenue Recognition as Performance Obligations are satisfied

We allocate the transaction price to performance obligations based on their relative standalone selling prices, which are generally based on our best estimates and interpretations of facts and circumstances of each contractual agreement and may require significant judgment to determine appropriate allocation.

Upfront payments and reimbursement for expenses are initially deferred on our consolidated statements of financial position. We assessed that no significant financing component exists within our collaboration agreements since the overall business purpose of advanced payments is to support the payment structure other than to provide a significant benefit of financing. For performance obligations in which the costs vary based on progress, an input-based measure considering cost incurred depicts most reliably the progress of the related research activities. In other cases, revenue recognition on a straight-line basis may most reliably depict our performance toward complete satisfaction. If the contractual activities progress, the achievement of development milestones will be used to measure the progress toward complete satisfaction. We evaluate the measure of progress each reporting period and, if necessary, adjust the measure of performance and related revenue recognition. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenues and net loss in the period of adjustment.

Upon successfully commercializing a pharmaceutical product, the collaboration and license agreements also provide for additional profit-sharing or tiered royalties earned when customers recognize net sales of licensed products as well as sales milestone payments. Revenue is recognized based on the sales-based or usage-based royalty exemption when, or as, the underlying sales occur, which is when the performance obligation has been satisfied.

Principal-Agent Considerations

Collaboration agreements that involve two or more partners who contribute to the provision of a specific good or service to a customer are assessed in terms of principal-agent considerations. Under our current collaboration agreements, the allocation of marketing and distribution rights defines territories in which the collaboration partner acts as a principal respectively. We recognize revenue net based on the collaboration partners’ gross profit in territories where the partner is responsible for supply and on a gross basis when directly supplying our customers in our territories when control has been transferred. Amounts paid to collaboration partners for their share of our profits earned where we are the principal in the transaction are recorded as cost of sales.

Pfizer Agreement Characteristics

With respect to our collaboration with Pfizer, commercial revenue is recognized based on our collaboration partners’ gross profit from COVID-19 vaccine sales, which is shared under the respective collaboration agreement. In determining commercial revenue pursuant to this collaboration agreement, we are reliant on our collaboration partner for detail regarding its gross profit for the period at hand. We have been informed by our collaboration partner that certain of the information it intends to provide us with regard to the gross profit will be, by necessity, preliminary and subject to change. This is mainly due to the fact that our partner’s financial reporting cycle differs from ours. Pfizer’s subsidiaries outside the United States have a fiscal year-end of November 30; that is, the details on sales in these territories are required by us in advance of closing the respective reporting periods. As a result, our determination of our share of such gross profit for the purposes of recognizing revenues will be subject to risks that amounts reported might vary from actual amounts reported once our collaboration partner’s final financial results are available.

For the period covered in the financial statements presented in this Annual Report, Pfizer has calculated gross profit for COVID-19 vaccine sales in the U.S. territory as well as shared preliminary gross profit for COVID-19 vaccine sales in territories outside the United States, both of which will be reconciled and finalized. The respective gross profit shares are calculated based on sales and include consideration of transfer prices. The latter includes manufacturing and shipping costs, which represent standard prices and include mark-ups on manufacturing costs as specified by the terms of the agreement. Manufacturing and shipping cost variances were considered as far as those have been identified. Nevertheless, those input parameters maybe adjusted once actual costs are determined. The sales for the U.S. territory, as reported by Pfizer, as well as sales preliminary reported for territories outside the United States have been used to estimate license obligations in terms of royalties and sales milestones. Sales milestones and royalties are recognized as they are earned by the partners. Sales milestones are shared equally, while royalty payments are shared on the basis of revenue in the territories for which the partners are responsible. The estimated royalty fees applied to net sales reflect the license obligations to the extent currently identified from third party contractual arrangements. Changes in estimates are accounted for prospectively, when determined.

These estimated figures are likely to change prospectively in future periods as we receive final data from Pfizer. Those changes in our share of the collaboration partner’s gross profit will be recognized prospectively as changes to our commercial revenues. To the extent that Pfizer does not provide such preliminary information in the future, our provisional sales figures for territories outside of the United States will be subject to a greater level of estimation and judgment.

Year ended December 31, 2020
(in thousands)	German territory	U.S. territory	Territories outside the U.S.	Total

Direct product sales to BioNTech customers	€ 20,553			€ 20,553
Share of collaboration partner's gross profit		€ 46,997	€ 141,480	€ 188,477
Input parameters used within gross profit share calculation
Sales		reported	preliminary reported
Transfer price (manufacturing, shipping costs and respective variances)		standard prices	standard prices

License payments	identified royalty rate	identified royalty rate

Pfizer’s determination of manufacturing and shipping costs also affects the transfer prices that have been charged to COVID-19 vaccine supplies that it manufactures and supplies to us and may be subject to adjustment whenever manufacturing and shipping cost variances are identified. Likewise, our own cost of sales and the respective gross profit share owed to our partner may be adjusted prospectively, when changes are determined.

For further information regarding our revenue recognition policy, please refer to Note 2.3.4 to our consolidated financial statements included elsewhere in this Annual Report.

Business Combinations

The allocation of the purchase price for business acquisitions to the identifiable assets acquired and liabilities assumed based on their respective fair values, requires use of accounting estimates and judgment. Acquired intangible assets are valued using valuation models such as the Multi Period Excess Earnings Method under which fair values are derived from future net cash flows, which are discounted to the acquisition date using an appropriate discount factor. We have estimated fair values of assets acquired, liabilities assumed and contingent considerations based on reasonable assumptions.

We continue to collect information and reevaluate these provisional estimates and assumptions in accordance with IFRS 3. We record any adjustments to these provisional estimates and assumptions against goodwill provided they arise within the measurement period. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of operations. For further information regarding our business combination policy, please refer to Note 2.3.1 to our consolidated financial statements included elsewhere in this Annual Report.
Share-Based Awards

We used valuation models like a binomial or Monte-Carlo simulation model, for the measurement of the cash- and equity-settled transactions’ fair value at the grant date considering certain assumption relating to, e.g., the volatility of stock price, the determination of an appropriate risk-free interest rate, expected dividends and the probability of reaching a minimum hurdle to exercise the relevant options. For awards which were granted prior to the initial public offering, at a time where no quoted market prices existed, the valuation model assumptions included the option’s underlying share price. For awards which were granted post the initial public offering, the grant date’s share prices on the Nasdaq Global Select Market were included in the valuation.

For further information regarding our share-based payments accounting policy and disclosures, see Note 2.3.17 and Note 17 to our consolidated financial statements included elsewhere in this Annual Report.

Embedded Derivatives

We used the Cox-Rubinstein binomial tree model when determining the fair value of the conversion right, the embedded derivative which was bifurcated from the convertible note, as host contract. The primary inputs used in the model include stock price volatility, credit spreads, risk-free interest rate and foreign exchange forward rates. Stock price volatility is based on our implied volatility, credit risk is model implied and adjusted for movement in credit spreads for B-rated corporates at each valuation date, the risk-free interest rate is based on currency specific time congruent IBOR and swap rates whereas the foreign exchange forward rates are based on observable market data.

For further information regarding our financial instrument policy and disclosures relating to financial instruments, see Note 2.3.11 and Note 12 to our consolidated financial statements included elsewhere in this Annual Report.

Income Taxes

When determining whether sufficient future taxable profit will be available against which the deductible temporary differences, tax loss carry forwards and tax credits can be utilized, significant management judgment is required. This includes management’s assessment on the character and amounts of taxable future profits, the periods in which those profits are expected to occur, and the availability of tax planning opportunities. As a matter of policy, convincing evidence supporting the recognition of deferred tax assets is required if an entity has suffered a loss in either the current or the preceding periods.

As of December 31, 2020, based on our product-based business plan, including commercial supply commitments agreed with various governments and health ministries under which we either directly supply the COVID-19 vaccine or, if they relate to territories which have been allocated to Pfizer, we will receive the profit share to which we are eligible, it is now considered highly probable that taxable profits for the German tax group will be available against which the tax losses can be utilized. On this basis, we have determined that we can recognize a deferred tax asset with respect to the German tax group’s tax losses carried forward.

On the other hand, management has determined that deferred tax assets on tax losses carried forward that relate to subsidiaries which have a loss making history cannot be recognized. This includes the assessment that those subsidiaries neither have any taxable temporary difference nor any tax planning opportunities available that could support the recognition of deferred tax assets.

For further disclosures relating to deferred taxes, see Note 8 to our consolidated financial statements included elsewhere in this Annual Report.

B.	Research and Development, Patents and Licenses, etc.

Full details of our research and development activities and expenditures are given in Item 4 and under the description of the “Operating Results” in this Item 5 within this Annual Report.

C.	Trend Information

See the description of “Operating Results” in this Item 5 within this Annual Report.

D.	Liquidity and Capital Resources

We have historically funded our operations primarily from private placements of our ordinary shares, from issuing ordinary shares in connection with public financing transactions, which includes our initial public offering in 2019 and the global offering in 2020, from generating proceeds under our collaboration agreements and receiving proceeds from secured bank loans. Recently we issued a convertible note as part of a private investment. As of December 31, 2020, we had cash and cash equivalents of €1.2 billion. Cash and cash equivalents are invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation, and consist primarily of cash in banks and on hand and short-term deposits with an original maturity of three months or less, which are stated at fair value.

We maintain two secured loans with Deutsche Bank AG, or Deutsche Bank, to finance the buildouts of our JPT Peptide Technologies GmbH facility and BioNTech Innovative Manufacturing Services GmbH facility. Our €10.0 million secured credit facility, entered into with Deutsche Bank by our subsidiary BioNTech Innovative Manufacturing Services GmbH, bears interest at a rate of 2.15% and matures on December 30, 2027. The loan is repayable in equal quarterly installments of €0.3 million commencing on June 30, 2020. As of December 31, 2020, the full amount under this facility is drawn down and the first three scheduled repayments have occurred. Our €9.45 million secured credit facility, entered into with Deutsche Bank by our subsidiary JPT Peptide Technologies GmbH, bears interest at a rate of 2.08% and matures on September 30, 2028. The loan is repayable by quarterly installments of €0.3 million commencing on September 30, 2020. As of December 31, 2020, the full amount under this facility is drawn down and the first two scheduled repayments have occurred. Each of these facilities is secured by liens over our property.

In December 31, 2019, we signed a financing arrangement with the European Investment Bank, or the EIB, to partially support the implementation of certain technical aspects of our investment in the development of patient-tailored therapeutic vaccines for cancer in Germany, or the Investment. Under this arrangement, the EIB has agreed to provide us with a credit in an amount of up to €50 million to partially finance the Investment, provided that the amount of credit does not exceed 50% of the cost of the Investment. The credit consists of (i) a term loan in the amount of €25 million that may be drawn in a single tranche upon the achievement of certain milestone events, not all of which have been achieved (Credit A), and (ii) a term loan in the amount of €25 million that may be drawn in a maximum of four tranches each of which must be for a minimum of €5 million or the balance of the remaining facility (Credit B). Tranches under Credit B may only be drawn after Credit A has been drawn down and upon the achievement of certain milestone events. Each tranche under Credit A and Credit B must be repaid within six years from the date on which the tranche is disbursed to us. The financing arrangement is to be secured by way of liens over certain of our property. As of December 31, 2020, there has been no draw down.

In June 2020, we entered into an agreement with the EIB for a €100 million credit facility to partially support the development of BNT162 and fund expansion of our manufacturing capacity to provide worldwide supply of BNT162 in response to the COVID-19 pandemic. The credit consists of (i) a term loan in the amount of €50 million that may be drawn in a single tranche upon the achievement of certain milestone events (Credit A), and (ii) a term loan in the amount of €50 million that may be drawn in a single tranche (Credit B). Credit B may only be drawn down after Credit A has been drawn down and upon the achievement of certain milestone events. The financing arrangement is to be secured by way of liens over certain of our property. On December 21, 2020, €50 million from Credit A was drawn down. Interest is payable on the outstanding balance of Credit A at the cash interest fixed rate of 1% per annum quarterly in arrears, plus deferred interest at fixed rate of 2.5% per annum. The nominal amount must be repaid on December 21, 2026.

On July 27, 2020, 5,500,000 ADS each representing one of our ordinary shares were offered on the Nasdaq Global Select Market at a public offering price of $93.00 per ADS (“Underwritten Offering”). On August 27, 2020, following the Underwritten Offering, 16,124 ADS each representing one of our ordinary shares were issued additionally at a public offering price of $93.00 per ADS (“Rights Offering”). The Underwritten Offering and the Rights Offering are part of a single, global offering, which we refer to as the Global Offering. The gross proceeds of the Global Offering were €436.3 million ($513.0 million).

A fund associated with Temasek Capital Management Pte. Ltd., or Temasek, and another accredited investor, contributed a private investment, which closed as of August 28, 2020 following the satisfaction of customary closing conditions. The private placement includes an investment in ordinary shares and a €100.0 million four-year mandatory convertible note with a coupon of 4.5% per annum and a conversion premium of 20% above the reference price. The investment of €123.9 million for 2,595,996 of our ordinary shares was registered with the commercial register (Handelsregister) on September 8, 2020.

In September 2020, we became eligible to receive up to €375.0 million in funding from an initiative by the German Federal Ministry of Education (Bundesministerium für Bildung und Forschung, or the BMBF) to support our COVID-19 vaccine program, BNT162. The BMBF funding was granted to accelerate our vaccine development and to upscale manufacturing capabilities in Germany. The funding will also compensate further costs that incur since the COVID-19 vaccine continues to be tested in clinical trials, for example to test it against new variants or to approve it for additional groups (pregnant women, individuals less 16 years), and because study participants will continue to be followed for two years to continue evaluating safety and efficacy.

In November 2020, we entered into a sales agreement (the "Sales Agreement") with Jefferies LLC and SVB Leerink LLC, as sales agents, to establish an at-the-market offering program, pursuant to which the Company may sell, from time to time, ADSs representing ordinary shares for aggregate gross proceeds of up to $500 million. During the year ended December 31, 2020, we sold 735,490 ADSs, each representing one of our ordinary shares and previously held in treasury, under the Sales Agreement for aggregate gross proceeds of €76.5 million ($92.9 million). The remaining capacity under the Sales Agreement is $407.1 million.

Cash Flow

The following table summarizes the primary sources and uses of cash for each period presented:

	Years ended December 31,
	2020	2019	2018
(in thousands)
Net cash flows from (used in):
Operating activities	€(13,474)	€(198,537)	€(58,877)
Investing activities	(144,848)	(77,115)	(66,452)
Financing activities	894,725	383,290	365,177
Total cash inflow	€736,403	€107,638	€239,848

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

Net cash used in operating activities for the year ended December 31, 2020 was €13.5 million, comprising a loss before tax of €145.8 million, non-cash adjustments of €227.2 million, and a net negative change in assets and liabilities of €93.1 million. Non-cash items primarily included movements in government grant, depreciation and amortization as well as share-based compensation expenses and non-cash effective finance expenses. The net negative change in assets and liabilities was primarily due to an increase in trade receivables and a decrease in payables and liabilities as well as inventories.

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

The decrease in net cash used in operating activities from the year ended December 31, 2019 to the year ended December 31, 2020 was primarily due to the fact that higher spending has been overcompensated by upfront and grant funding received as well as increased deferred payments.

The increase in net cash used in operating activities from the year ended December 31, 2018 to the year ended December 31, 2019 was primarily due to an increase in amounts spent for wages, benefits and social security expenses as headcount increases and higher research and development expenditures.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2020 was €144.8 million, of which €66.0 million was attributable to the purchase of property, plant and equipment, partially offset by proceeds from the sale of property, plant and equipment amounting to €1.2 million and €60.6 million were mainly attributable to the acquisition of our new manufacturing facility in Marburg, Germany.

Net cash used in investing activities for the year ended December 31, 2019 was €77.1 million, of which €32.5 million was attributable to the purchase of intangible assets, including the final installment payment for the license agreement for the CellScript patent, and €38.6 million was attributable to the purchase of property, plant and equipment.

Net cash used in investing activities for the year ended December 31, 2018 was €66.5 million, of which €37.3 million was attributable to the purchase of intangible assets, including the payment for the license agreement for the CellScript patent, and €29.9 million was attributable to the purchase of property, plant and equipment.

Financing Activities

Our primary financing activities consist of issuances of share capital, proceeds from bank loans and payments of lease liabilities.

During the year ended December 31, 2020, we generated cash from financing activities of €894.7 million, primarily from proceeds from the issuance of shares in the amount of €753.0 million and proceeds from loans and borrowings in the amount of €156.0 million, partially offset by the payment of lease liabilities in the amount of €12.7 million.

During the year ended December 31, 2019, we generated cash from financing activities of €383.3 million, primarily from proceeds from the issuance of shares in the amount of €375.4 million and proceeds from loans and borrowings in the amount of €11.0 million, partially offset by the payment of lease liabilities in the amount of €3.1 million.

During the year ended December 31, 2018, we generated cash from financing activities of €365.2 million, primarily from proceeds from the issuance of shares in the amount of €361.7 million and proceeds from loans and borrowings in the amount of €5.6 million, partially offset by the payment of lease liabilities in the amount of €2.1million.

Operation and Funding Requirements

Since our inception, we have incurred significant losses and negative cash flows from operations due to our significant research and development expenses and our investment in our manufacturing capabilities. We have accumulated losses of €409.6 million as of December 31, 2020 and €424.8 million as of December 31, 2019.

We expect to continue to incur significant and increasing operating expenses for the foreseeable future. We anticipate that our expenses will increase substantially if and as we and our collaborators:

•	continue or expand our research or development of our programs in preclinical development;
•	continue or expand the scope of our clinical trials for our product candidates;
•	initiate additional preclinical, clinical, or other trials for our product candidates, including under our collaboration agreements;
•	continue to invest in our immunotherapy platforms to conduct research to identify novel technologies;
•	change or increase our manufacturing capacity or capability;
•	change or add additional suppliers;
•

add additional infrastructure to our quality control, quality assurance, legal, compliance and other groups to support our operations as a public company and our product development and commercialization efforts, including expansion of sites in Germany and new sites in the United States, and potentially others globally;

•	attract and retain skilled personnel;
•	seek marketing approvals and reimbursement for our product candidates;
•	develop our sales, marketing, and distribution infrastructure for our COVID-19 vaccine and any other products for which we may obtain marketing approval or emergency use authorization;
•	seek to identify and validate additional product candidates;
•	acquire or in-license other product candidates and technologies;
•	make milestone or other payments under any in-license agreements;
•	maintain, protect, defend, enforce and expand our intellectual property portfolio; and
•	experience any delays or encounter issues with any of the above.

We are a party to license and research and development agreements with universities and other third parties, as well as patent assignment agreements, under which we have obtained rights to patents, patent applications and know-how. We enter into contracts in the normal course of business with CROs for clinical trials, clinical and commercial supply manufacturing, with vendors for preclinical research studies and for other services and products for operating purposes. We work together with CMOs, who manufacture our product candidates and products and enter into lease agreements to lease laboratory, GMP manufacturing, storage and office spaces. Purchase obligations under our agreements to the extent that they are quantifiable and not cancelable have been considered when defining our guidance for future cash commitments. Most of the committed cash outflow within the next twelve months in 2021 is related to CMO purchase obligations amounting to €144.5 million and lease payments amounting to €8.5 million. Further, we have purchase obligations with an amount of €97.8 million for the year 2022 and lease payment obligations of €99.1 million for the years 2022 and beyond. The Group has various lease contracts that have not yet commenced as of December 31, 2020. The future lease payments for these non-cancellable lease contracts are €2.8 million for the year 2021 and €10.2 million for the years 2022 and beyond.

We are subject to all of the risks related to the development and commercialization of pharmaceutical products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. We intend to invest the revenues we generate from sales of our COVID-19 vaccine to accelerate the maturation of our oncology and infectious disease pipeline and the expansion into additional therapeutic areas.

Our future funding requirements, both near and long term, will depend on many factors, including, but not limited to:

•	the initiation, progress, timing, costs, and results of preclinical or nonclinical studies and clinical trials for our product candidates;
•	the amount and timing of revenues and associated costs from sales of our COVID-19 vaccine;
•	the results of research and our other platform activities;
•	the clinical development plans we establish for our product candidates;
•	the terms of any agreements with our current or future collaborators, and the achievement of any milestone payments under such agreements to be paid to us or our collaborators;
•	the number and characteristics of product candidates that we develop or may in-license;
•	the outcome, timing and cost of meeting regulatory requirements established by the FDA, the EMA and other comparable regulatory authorities;
•

the cost of filing, prosecuting, obtaining, maintaining, protecting, defending and enforcing our patent claims and other intellectual property rights, including actions for patent and other intellectual property infringement, misappropriation and other violations brought by third parties against us regarding our product candidates or actions by us challenging the patent or intellectual property rights of others;

•	the effect of competing technological and market developments, including other products that may compete with one or more of our product candidates;
•	the cost and timing of completion and further expansion of clinical and commercial scale manufacturing activities sufficient to support all of our current and future programs; and
•

the cost of establishing sales, marketing, and distribution capabilities for any product candidates for which we may receive marketing approval and reimbursement in regions where we choose to commercialize our products on our own.

E.	Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

During 2020, the Securities and Exchange Commission (SEC) voted to adopt amendments to certain financial disclosure requirements in Regulation S-K (also referred to as “November 19, 2020 amendments to Regulation S-K”). Compliance is mandatory on August 9, 2021 and rules can be applied early on or after February 10, 2020. We have elected to early adopt the November 19, 2020 amendments to Regulation S-K in this Annual Report and have omitted the presentation of contractual obligations in a tabular form.

G.	Safe Harbor

See the beginning of this Item and “Cautionary Statement Regarding Forward-Looking Statements” included elsewhere in this Annual Report.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

Management Board (Vorstand)

The following table sets forth the names and functions of the current members of our Management Board, their ages as of December 31, 2020 and their terms:

Name	Age	Term Expires	Position
Prof. Ugur Sahin, M.D.	55	2022	Chief Executive Officer
Sean Marett	55	2022	Chief Business Officer and Chief Commercial Officer
Dr. Sierk Poetting	47	2022	Chief Financial Officer and Chief Operating Officer
Dr. Özlem Türeci, M.D.	53	2022	Chief Medical Officer
Ryan Richardson	41	2022	Chief Strategy Officer

The business address of the members of our Management Board is the same as our business address: An der Goldgrube 12, D-55131 Mainz, Germany.

The following is a brief summary of the business experience of the members of our Management Board:

Prof. Ugur Sahin, M.D. co-founded BioNTech in 2008 and has served as our Chief Executive Officer since that time. Prof. Sahin also served as the head of the Scientific Advisory Board of Ganymed Pharmaceuticals AG from 2008 until the company was acquired by Astellas Pharma Inc., or Astellas, in 2016. In 2010, Prof. Sahin co-founded TRON, and served as a Managing Director from 2010 until 2019 and he currently supports the research and development at TRON as a close scientific advisor and supervisor for PhD students. Prof. Sahin has also been a professor (W3) at the Mainz University Medical Center since 2014. Prof. Sahin co-founded the Ci3, the German Cluster Initiative of Individualized ImmunIntervention (Ci3), a non-profit organization. Prof. Sahin earned an M.D. in 1990 from the University of Cologne. Prof. Sahin is married to Dr. Özlem Türeci.

Sean Marett joined BioNTech in 2012. Prior to joining BioNTech, he worked in global strategic and regional marketing and sales roles at GlaxoSmithKline in the United States and Pfizer in Europe before taking business development executive roles at Evotec and Lorantis, the latter of which he helped to successfully sell to Celldex Therapeutics, Inc. He has successfully executed complex licensing transactions with large pharmaceutical companies, negotiated M&A transactions and raised finance from investors. Mr. Marett built and ran a contract clinical manufacturing organization with operations across Europe and the United States for over half a decade for the contract manufacturer, NextPharma. Mr. Marett has been Chairman of PHMR Ltd, a company specializing in market access and pharmaceutical reimbursement, since 2017. He became a member of the supervisory board of AiCuris AG in February 2021. He previously held non-executive directorship of KWS BioTest Ltd (successfully sold to Charles River) from 2011 until 2018 and was a member of the investment committee of Mann BioInvest Ltd, a fund dedicated to biotechnology and pharmaceutical company investments from 2013 until 2016. He holds a BSc (Hons) in Biochemistry from Kings College London and an MBA from Manchester Business School.

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

Dr. Özlem Türeci is our Chief Medical Officer. Dr. Türeci joined BioNTech in 2008 as a clinical and scientific advisory board member, before becoming our Chief Medical Officer in 2018. Dr. Türeci co-founded Ganymed Pharmaceuticals AG, now a subsidiary of Astellas, in 2001 as Chief Scientific Officer and became its Chief Executive Officer in 2008. Dr. Türeci is chairman and co-initiator of Ci3. Dr. Türeci is also President of the Association for Cancer Immunotherapy (CIMT). Dr. Türeci earned her M.D. from Saarland University Faculty of Medicine, Homburg. Dr. Türeci is married to Prof. Ugur Sahin, M.D.

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

Supervisory Board (Aufsichtsrat)

The following table sets forth the names and functions of the current members of our Supervisory Board, their ages as of December 31, 2020, their terms (which expire on the date of the relevant year’s general shareholders’ meeting) and their principal occupations outside of our Company:

Name	Age	Term Expires	Principal Occupation
Helmut Jeggle	50	2023	General Partner ATHOS KG
Michael Motschmann	63	2023	Member of the Board of Management and Head of Equity Investments of MIG Verwaltungs AG
Prof. Christoph Huber, M.D.	76	2023	Chairman Emeritus at the Johannes-Gutenberg University Mainz
Dr. Ulrich Wandschneider	59	2023	Independent consultant to companies in the pharma, biotech, medtech sciences and health care industry

The business address of the members of our Supervisory Board is the same as our business address: An der Goldgrube 12, D-55131 Mainz, Germany.

The following is a brief summary of the prior business experience of the members of our Supervisory Board:

Helmut Jeggle has served as the Chairman of our Supervisory Board since 2008. Mr. Jeggle has served as General Partner at ATHOS KG, the family office of the Strüngmann brothers, since 2015. From 2007 until 2015, Mr. Jeggle served as the Head of Direct Investments of ATHOS Service GmbH. From 2002 until 2007, Mr. Jeggle held various positions with Hexal AG, including Head of Business Planning & Analyses. Mr. Jeggle is currently the Chief Executive Officer of each of Salvia GmbH (since 2014), Neula Holding GmbH (since 2010) and AT-Gruppe (since 2008) and a manager of Santo Group (since 2011). Mr. Jeggle is a member of the supervisory board of 4SC AG and AiCuris AG. Mr. Jeggle has a degree in business administration from the University of Applied Sciences Neu-Ulm and earned his Master of Business Administration from the Stuttgart Institute of Management and Technology.

Michael Motschmann has served as a member of our Supervisory Board since 2008. Mr. Motschmann co-founded MIG Verwaltungs AG, or MIG, in 2004, where he serves on the Management Board and as Head of Equity Investments. In his role with MIG, Mr. Motschmann currently serves on the supervisory boards of several private portfolio companies.

Prof. Christoph Huber, M.D. is a co-founder of BioNTech and has served as a member of our Supervisory Board since 2008. Prof. Huber has more than 50 years of professional experience in hematology, oncology and translational immunology. Prof. Huber served as Chairman of the Department of Hematology and Oncology at the Johannes-Gutenberg University Mainz from 1990 to 2009 and, since 2009, has served as Chairman Emeritus of the Department of Hematology and Oncology. Prof. Huber was a co-founder of Ganymed Pharmaceuticals AG, now a subsidiary of Astellas. He is an executive board member of CIMT and a board member of Ci3. From 2018 to April 2019, Prof. Huber served as a member of the supervisory board of TRON. Prof. Huber earned his M.D. at the University of Innsbruck.

Dr. Ulrich Wandschneider, Ph.D. has served as a member of our Supervisory Board since 2018. Dr. Wandschneider has more than 20 years of experience in the healthcare sector as a manager in the operative business and as a member of boards and committees. He was a Partner at Arthur Andersen until 2002 and at Deloitte from 2002 to 2004 in the healthcare and life science sector for many years. From 2004 to 2016 Dr. Wandschneider served as Chief Executive Officer first of Mediclin AG later of Asklepios Kliniken GmbH & Co. KGaA. Dr. Wandschneider currently serves on various supervisory and advisory boards.

B.	Compensation

Remuneration of Supervisory Board Members

Our Articles of Association provide for a fixed annual remuneration for each member of the Supervisory Board of €50,000 per year. However, the chairman is entitled to receive €150,000 per year and the vice chairman €75,000 per year. In addition, the chairman of the audit committee is entitled to be paid an additional €20,000 per year. All members of the Supervisory Board are reimbursed for their expenses.

(in thousands)	Helmut Jeggle	Michael Motschmann	Prof. Dr. Christoph Huber, M.D.	Dr. Ulrich Wandschneider

2020	€150	€50	€50	€95
2019	€150	€50	€50	€95

A member of the Supervisory Board who serves for only a portion of a given fiscal year or who holds the position of chairman or vice chairman of the Supervisory Board or of chairman of the Audit Committee for only a portion of a given fiscal year shall only be remunerated pro-rata. The same is true if the clause of the Articles of Association regarding the remuneration of the members of the Supervisory Board becomes ineffective (e.g., because it is repealed) during the course of a year.

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

From January 1, 2019 until August 31, 2019, the annual base salaries for our Management Board members, Prof. Ugur Sahin, Sean Marett, Dr. Sierk Poetting and Dr. Özlem Türeci, were €210,000, €360,000, €300,000 and €300,000, respectively. Effective September 1, 2019 the annual base salaries for Prof. Ugur Sahin, Sean Marett, Dr. Sierk Poetting and Dr. Özlem Türeci are €360,000, €400,000, €360,000 and €360,000, respectively. Effective January 1, 2020 the annual base salary for Ryan Richardson is €320,000. In December 2019, the Management Board members, Prof. Ugur Sahin, Sean Marett, Dr. Sierk Poetting and Dr. Özlem Türeci, were each awarded a cash bonus of €50,000, which was paid in 2020.

Our current service agreements with our Management Board provide for short-term incentive compensation of up to a maximum of 50% of the annual base salary. The amount of such short-term incentive compensation will depend on the achievement of certain company goals in a particular fiscal year, which goals will be set uniformly for all members of the Management Board. Half of the incentive compensation will be paid promptly upon achievement of the applicable company goals, with the remaining amount payable one year later, subject to adjustment relative to our share price performance during that year. The provisions in relation to the short-term incentive compensation took effect from January 1, 2020, being the beginning of the first year after the year in which BioNTech Shares or ADSs of the Company were listed on a stock exchange or other multilateral trading system.

The service agreements of our Management Board provide for long-term incentive compensation in terms of a yearly grant of options to purchase BioNTech Shares. The options granted each year will be subject to the terms, conditions, definitions and provisions of our ESOP and the applicable option agreement thereunder. The number of options to be granted each year to Prof. Ugur Sahin, Sean Marett, Dr. Sierk Poetting, Dr. Özlem Türeci and Ryan Richardson is to be calculated based on a value of €750,000, €300,000, €300,000, €300,000 and €260,000, respectively, in each case divided by the amount by which a certain target share price exceeds the exercise price (which in the case of each grant is equal to the stock price as of the time of that grant). The value used to calculate the number of options for Ryan Richardson increases to €280,000 for the year 2022. These provisions in relation to the long-term incentive compensation took effect from January 1, 2020.

There are no arrangements or understandings between us and any member of our Management Board providing for benefits upon termination of their service as director.

In the years ended December 31, 2020 and December 31, 2019, the members of our Management Board received aggregate remuneration of €23.7 million and €19.6 million, respectively.

(in thousands)	Prof. Ugur Sahin, M.D.	Sean Marett	Dr. Sierk Poetting	Dr. Özlem Türeci	Ryan Richardson (1)

Fixed compensation and short-term incentive incurred
2020	€450	€500	€450	€450	€400
2019	€311	€423	€370	€370	-
Fringe Benefits (2)
2020	6	11	11	-	4
2019	5	12	11	-	-
Short-term incentive accrued (3)
2020	148	163	148	148	133
2019	-	-	-	-	-
Share-based payments (4)
2020	15,913	1,613	1,613	433	1,128
2019	6,748	1,180	1,180	9,043	-
Total
2020	€16,517	€2,287	€2,222	€1,031	€1,665
2019	€7,064	€1,615	€1,561	€9,413	-

(1)

Ryan Richardson was appointed to the Management Board as Chief Strategy Officer (CSO) and Managing Director on January 12, 2020. Expenses from a bonus arrangement agreed with Ryan Richardson in advance of his appointment to the Management Board are included in the share-based payments amount. During the year ended December 31, 2020, the arrangement was modified from an all-equity share-based payment arrangement into a partly cash and partly equity settled share-based payment arrangement including 4,534 ordinary shares which have not yet been issued.

(2)	Includes social security, health and additional insurance, company bike and travel expenses.

(3)

The fair value of the second installment of the short-term incentive compensation which has been classified as cash-settled share-based payment arrangement was determined pursuant to the regulations of IFRS 2 “Share-based Payments.” This table shows the pro-rata share of personnel expenses for the respective financial year that are recognized over the award’s vesting period beginning as of the service commencement date (January 1, 2020) until each separate determination date and are remeasured until settlement date.

(4)

The fair value was determined pursuant to the regulations of IFRS 2 “Share-based Payments.” This table shows the pro-rata share of personnel expenses resulting from stock-based compensation for the respective financial year.

The table below provides an overview of the share options granted to our Management Board in the years ended December 31, 2020, December 31, 2019 and December 31, 2018.

	Grant Date (1)	Number of Ordinary Shares Underlying Share Options (2)	Option Exercise Price (€)	Option Expiration Date

Prof. Ugur Sahin, M.D.	11/15/2018	1,830,348	10.14	09/17/2026
	10/10/2019 (3)	4,374,963	13.60	10/11/2029
	02/13/2020 (4)	97,420	28.32	02/13/2030
	2021 (5)	39,826 (5)	67.26 (5)	2031 (5)
	2022 (5)	39,817 (5)	67.27 (5)	2032 (5)
Sean Marett	11/15/2018	610,110	10.14	09/17/2026
	02/13/2020 (4)	38,968	28.32	02/13/2030
	2021 (5)	15,930 (5)	67.26 (5)	2031 (5)
	2022 (5)	15,927 (5)	67.27 (5)	2032 (5)
Dr. Sierk Poetting	11/15/2018	610,110	10.14	09/17/2026
	02/13/2020 (4)	38,968	28.32	02/13/2030
	2021 (5)	15,930 (5)	67.26 (5)	2031 (5)
	2022 (5)	15,927 (5)	67.27 (5)	2032 (5)
Dr. Özlem Türeci	11/15/2018 (6)	1,952,334	10.14	09/17/2026
	02/13/2020 (4)	38,968	28.32	02/13/2030
	2021 (5)	15,930 (5)	67.26 (5)	2031 (5)
	2022 (5)	15,927 (5)	67.27 (5)	2032 (5)
Ryan Richardson (7)	11/15/2018 (8)	149,508	10.14	09/17/2026
	02/13/2020 (4)	33,772	28.32	02/13/2030
	2021 (5)	13,806 (5)	67.26 (5)	2031 (5)
	2022 (5)	14,865 (5)	67.27 (5)	2032 (5)

(1)	Except as otherwise indicated, all options fully vest on September 16, 2022.

(2)

18-for-1 stock split of our ordinary shares which became effective on September 18, 2019, upon registration with the commercial register (Handelsregister) is reflected in share amounts granted in advance.

(3)	Options vest in four equal installments on October 10 of 2020, 2021, 2022 and 2023.

(4)	Options vest in four equal installments on February 13 of 2021, 2022, 2023 and 2024.

(5)

As of December 31, 2020, the assessment about options expected to be granted in 2021 and 2022 was based on estimated allocation dates in the middle of the years 2021 and 2022, respectively. For the awards with estimated allocation dates the exercise prices and the numbers of options expected to be allocated have been derived from the Monte-Carlo simulation model. Those parameters will be adjusted until the actual allocation has occurred and the number of options granted and the exercise price has ultimately been determined. The options will vest annually in equal installments over four years commencing on the first anniversary of the allocation date and will be exercisable four years after the allocation date.

(6)	Options fully vested on March 16, 2019, however these options will not become exercisable until September 16, 2022.

(7)

Ryan Richardson was appointed to the Management Board as Chief Strategy Officer (CSO) and Managing Director on January 12, 2020. The share options granted on November 15, 2018 under the Employee Stock Ownership Plan were granted before his appointment to the Management Board.

(8)	Options fully vested on October 10, 2019, however these options will not become exercisable until September 16, 2022.

Employee Stock Ownership Plan

Based on a pertinent authorization of the general meeting on August 18, 2017, we established a share option program under which we granted selected employees options to receive our shares. The program is designed as an Employee Stock Ownership Plan, or ESOP. We have offered the participants a certain number of rights by explicit acceptance of the participants. The exercise of the option rights in accordance with the agreement gives the participants the right to obtain shares against payment of the exercise price. The option rights (other than Dr. Özlem Türeci’s and Ryan Richardson’s options referred to above) generally fully vest after four years and can only be exercised if: (i) the waiting period of four years has elapsed; and (ii) at the time of exercise, the average closing price of the shares of the Company or the average closing price of the right or certificate to be converted into an amount per share on the previous ten trading days preceding the exercise of the option right exceeds the strike price by a minimum of 32%, with this percentage increasing by eight percentage points as of the fifth anniversary of the respective issue date and as of each subsequent anniversary date. The option rights can be exercised at the latest eight years after the allocation date. If they have not been exercised by that date, they will forfeit without compensation.

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

Chief Executive Officer Grant

In September 2019, we granted Prof. Ugur Sahin, M.D., our co-founder and Chief Executive Officer, an option to purchase 4,374,963 of our ordinary shares, subject to Prof. Sahin’s continuous employment with us. The option is subject to the terms, conditions, definitions and provisions of our ESOP and the applicable option agreement thereunder. The options’ exercise price per share is the Euro translation of the public offering price from our initial public offering, €13.60 ($15.00). The option will vest annually in equal installments after four years commencing on the first anniversary of our initial public offering and will be exercisable four years after our initial public offering. The option rights can be exercised up to ten years after the allocation date. If they have not been exercised by that date, they will lapse without compensation.

Management Board Grant

From the beginning of 2020, the first year following the completion of our IPO, until the end of the term of the Management Board member’s employment agreement, the service agreements with our Management Board provide for a long-term incentive compensation in terms of a yearly grant of options to purchase ordinary shares. The options allocated each year will be subject to the terms, conditions, definitions and provisions of the ESOP and the applicable option agreement thereunder. The allocation of the number of issued options in 2020 occurred as of February 13, 2020. As of December 31, 2020, the assessment about options expected to be granted in 2021 and 2022 was based on estimated allocation dates in the middle of the years 2021 and 2022, respectively. The per share exercise price of the options is the Euro equivalent of the arithmetic mean of the closing prices of the ten last trading days prior to the allocation date. For the award allocated as of February 13, 2020 the exercise price has been determined to be $30.78 (€28.32). For the awards with estimated allocation dates the exercise prices and the numbers of options expected to be allocated have been derived from the Monte-Carlo simulation model. Those parameters will be adjusted until the actual allocation has occurred and the number of options granted and the exercise price has ultimately been determined. The options will vest annually in equal installments over four years commencing on the first anniversary of the allocation date and will be exercisable four years after the allocation date. The options expire ten years after the allocation date. If they have not been exercised by that date, they will lapse without compensation.

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

Members of our Supervisory Board may be dismissed at any time during their term of office by a resolution of the shareholders’ meeting adopted by at least a simple majority of the votes cast. In addition, any member of our Supervisory Board may resign at any time by giving one month’s written notice – or, in the event of cause, giving written notice with immediate effect – of his or her resignation to the Management Board.

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

In addition, each member of the Supervisory Board is obliged to carry out his or her duties and responsibilities personally, and such duties and responsibilities cannot be generally and permanently delegated to third parties. However, the Supervisory Board and its committees have the right to appoint independent experts for the review and analysis of specific circumstances in accordance with its control and supervision duties under applicable European and German law. We would bear the costs of any such independent experts that are retained by the Supervisory Board or any of its committees.

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

By resolution, the Supervisory Board has established an Audit Committee, a Compensation, Nominating and Governance Committee and a Capital Markets Committee. Set forth in the table below are the current members of the Audit Committee, the Compensation, Nominating and Corporate Governance Committee and the Capital Markets Committee.

Name of Committee	Current Members
Audit Committee	Dr. Ulrich Wandschneider, Michael Motschmann and Prof. Christoph Huber, M.D.
Compensation, Nominating and Corporate Governance Committee	Michael Motschmann, Prof. Christoph Huber, M.D. and Dr. Ulrich Wandschneider
Capital Markets Committee	Helmut Jeggle and Michael Motschmann

Audit Committee

Our Audit Committee consists of Dr. Ulrich Wandschneider, Michael Motschmann and Prof. Christoph Huber. Dr. Ulrich Wandschneider is the chair of the Audit Committee. The Audit Committee assists the Supervisory Board in overseeing the accuracy and integrity of our financial statements, our accounting and financial reporting processes and audits of our financial statements, the effective functioning of our internal control system, our risk management system, our compliance with legal and regulatory requirements, our independent auditor’s qualifications and independence, the performance of the independent auditor and the effective functioning of our internal audit functions, and, subject to certain limitations, adopts and implements pertinent decisions on behalf of the Supervisory Board. The Audit Committee’s duties and responsibilities to carry out its purpose, include, among others:

•	considering the commissioning of the audit engagement, as well as the compensation, retention and oversight of the independent auditor;
•	evaluating the qualifications, independence and performance of the independent auditor;
•	reviewing and pre-approving the audit and non-audit services to be performed by the independent auditor;
•	reviewing and discussing with the independent auditor and management the annual audit plan, as well as critical accounting policies and practices to be used;
•	reviewing and discussing with the independent auditor and management the adequacy and effectiveness of our internal accounting controls and critical accounting policies;
•	reviewing and discussing with the independent auditor and management the results of our annual audit;
•	reviewing and discussing with the independent auditor and management any quarterly or annual earnings announcements;
•	reviewing any related party transactions and reviewing and monitoring potential conflict of interest situations on an ongoing basis for compliance with our policies and procedures; and
•	overseeing procedures for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters.

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

All members of the Audit Committee qualify as “independent directors” as such term is defined in Rule 10A-3 under the Exchange Act and Nasdaq Rule 5605. Additionally, our Supervisory Board has determined that Dr. Ulrich Wandschneider qualifies as an “audit committee financial expert” as that term is defined under the Exchange Act.

Compensation, Nominating and Corporate Governance Committee

Our Compensation, Nominating and Corporate Governance Committee consists of Michael Motschmann, Prof. Christoph Huber, M.D. and Dr. Ulrich Wandschneider. Mr. Motschmann is the chair of the committee. The Compensation, Nominating and Corporate Governance Committee’s duties and responsibilities to carry out its purpose include, among others:

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

•	reviewing all equity-based compensation plans and arrangements and making recommendations to the Supervisory Board regarding such plans;
•	assisting with identifying and recruiting candidates to fill positions on the Management Board and the Supervisory Board;
•	considering any corporate governance issue that arises and developing appropriate recommendations for the Supervisory Board; and
•	overseeing the evaluation of the Supervisory Board and reporting on its performance and effectiveness.

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

Management Board and Senior Management

Our Management Board consists of at least two members. Our Supervisory Board determines the exact number of members of our Management Board. Pursuant to the Articles, the Supervisory Board may also appoint a chairperson or a spokesman of the Management Board. Prof. Ugur Sahin, M.D. has been appointed the chair of the Management Board.

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

The members of our Management Board conduct the daily business of the Company in accordance with applicable laws, our Articles of Association and the rules of procedure for the Management Board adopted by our Supervisory Board. They are generally responsible for the management of our company and for handling our daily business relations with third parties, the internal organization of our business and communications with our shareholders.

A member of the management board of an SE governed by German law may not deal with or vote on matters relating to proposals, arrangements or contractual agreements between himself or herself and the Company, and a member of our Management Board may be liable to us if he or she has a material interest in any contractual agreement between the Company and a third party which is not disclosed to and approved by our Supervisory Board.

The rules of procedure for our Management Board provide that certain matters require a resolution of the entire Management Board, in addition to transactions for which a resolution adopted by the entire Management Board is required by law or required by our Articles of Association. In particular, the entire Management Board shall decide on, among others:

•	the budget plan for the following year, which is to be presented by the Management Board to the Supervisory Board by December 20 of each year;
•	reporting to the Supervisory Board;
•	all measures and transactions that require the Supervisory Board’s approval;
•	all measures and transactions relating to a business area that is of extraordinary importance to us or involving an extraordinary economic risk;
•	taking on new lines of business or discontinuing existing lines of business;
•	acquisitions or sales of interests or holdings; and
•	certain large transactions.

Code of Conduct and Conflicts of Interest Policy

We have adopted a Code of Business Conduct & Ethics, or Code of Conduct, which outlines the principles of legal and ethical business conduct under which we do business. The Code of Conduct applies to all of our Supervisory Board members, Management Board members, directors of our subsidiaries and employees. The full text of the Code of Conduct is available on our website at https://www.biontech.de. The information and other content appearing on our website are not incorporated by reference into this Annual Report and our website address is included in this report as an inactive textual reference only. Any amendments or waivers from the provisions of the Code of Conduct for members of our Supervisory or Management Boards will be made only after approval by our Supervisory Board and will be disclosed on our website promptly following the date of such amendment or waiver.

We have also adopted a Conflicts of Interest Policy which sets forth the procedures by which we manage potential and actual conflicts of interest. Under the Conflicts of Interest Policy, which applies to all of our Supervisory Board Members, Management Board members, directors of our subsidiaries and employees, an actual, potential or perceived conflict of interest must be disclosed when it first arises. If the conflict is transactional in nature and involves a member of the Management Board or the Supervisory Board, the Management or Supervisory Board, as the case may be, with the abstention of the conflicted member, shall decide whether to approve the transaction.

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

As of December 31, 2020, we had 1,941 full-time equivalent employees working for BioNTech, of whom 440 hold a doctoral degree or higher. The following tables provide breakdowns of our full-time equivalent employees as of December 31, 2020 by function and by region:

Function	December 31, 2020
Clinical Research & Development	118
Scientific Research & Development	624
Operations	657
Quality	211
Supporting Functions	286
Commercial & Business Development	45

Total	1,941

Region	December 31, 2020
Mainz, Germany (Headquarters)	1,161
Munich, Germany	45
Idar-Oberstein, Germany	254
Halle, Germany	9
Berlin, Germany	109
Marburg, Germany	268
Cambridge, United States	95

Total	1,941

Since December 2016, our workforce has grown by 300%. Within the next several years, two further new production sites are planned to be built in Mainz and Idar-Oberstein.

None of our employees has engaged in any labor strikes. We have no collective bargaining agreements with our employees, but we maintain a company agreement (Betriebsvereinbarungen) with respect to certain topics at our Idar-Oberstein site. We have a workers’ council at our Idar-Oberstein and Mainz sites. However, we consider our relationship with our employees to be positive and have not experienced any major labor disputes.

E.	Share Ownership

The share ownership information with respect to Management Board and Supervisory Board members is presented in Item 7 below.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table presents information, as of December 31, 2020, regarding the beneficial ownership of our ordinary shares for:

•	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding shares;

•	each member of our Supervisory Board;

•	each member of our Management Board; and

•	all members of our Supervisory Board and Management Board as a group.

The number of ordinary shares beneficially owned by each entity, person, and member of our Supervisory Board and our Management Board is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days of December 31, 2020 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person. All of our ordinary shares and ADSs representing our ordinary shares vote on an equal basis.

The percentage of outstanding ordinary shares is computed on the basis of 241,521,065 ordinary shares outstanding as of December 31, 2020. This amount excludes 4,789,016 shares held in treasury. Amounts presented in this section include ordinary shares held in the form of ADSs. Unless otherwise indicated, the address for each beneficial owner is An der Goldgrube 12, D-55131 Mainz, Germany.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Beneficially Owned

5% Shareholders
AT Impf GmbH (1)	114,410,338	47.37%
Medine GmbH (2)	41,663,430	17.25%
Members of the Supervisory Board and the Management Board
Prof. Ugur Sahin, M.D. (3)	41,663,430	17.25%
Sean Marett (4)	985,936	(9)
Dr. Sierk Poetting (5)	654,387	(9)
Dr. Özlem Türeci	-	-
Ryan Richardson	-	-
Helmut Jeggle (6)	116,687,524	48.31%
Michael Motschmann	-	-
Prof. Christoph Huber, M.D. (7)	2,202,040	(9)
Dr. Ulrich Wandschneider (8)	3,480	(9)
All members of our Supervisory Board and Management Board, as a group	162,196,797	67.16%

(1)

Information herein is based upon a Schedule 13G jointly filed with the SEC on February 16, 2021 by ATHOS KG, AT Impf GmbH, Helmut Jeggle and Thomas Maier. Consists of 114,410,338 ordinary shares held by AT Impf GmbH. The sole member of AT Impf GmbH is ATHOS KG, and, as a result, ATHOS KG is deemed to be the beneficial owner of the securities held by AT Impf GmbH. Helmut Jeggle and Thomas Maier are each general partners (Komplementär) of ATHOS KG and may be deemed to be beneficial owners of the securities held by AT Impf KG. Each of Messrs. Jeggle and Maier disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein. We are also aware that, since December 31, 2020, AT Impf GmbH has sold 2,000,000 of the ordinary shares it held.

(2)

Information herein is based upon a Schedule 13G jointly filed with the SEC on February 16, 2021 by Medine GmbH and Prof. Sahin. The sole shareholder of Medine GmbH is Prof. Sahin, and, as a result, Prof. Sahin is deemed to be the beneficial owner of the securities held by Medine GmbH. Consists of 41,663,430 ordinary shares held by Medine GmbH, 2,552,040 of which are held for the benefit of a former colleague pursuant to a trust arrangement. Pursuant to this arrangement, Medine GmbH retains voting power, but not dispositive power, over such shares for so long as such shares are held in trust and accordingly Medine GmbH and Prof. Ugur Sahin, M.D. each may be deemed beneficially to own such shares.

(3)	Consists of the shares described in note 2 above. Prof. Sahin is the sole shareholder of Medine GmbH.

(4)	Consists of 985,936 ordinary shares held by RLG GmbH. Mr. Marett is the sole shareholder of RLG GmbH.

(5)	Consists of 654,387 ordinary shares held by Tofino GmbH. Dr. Poetting is sole shareholder of Tofino GmbH.

(6)

Consists of (a) the shares described in note 1 above, (b) 332,316 ordinary shares held directly by Mr. Jeggle, (c) 1,893,651 ordinary shares held by Salvia GmbH and (d) 51,219 ordinary shares held by Nils GmbH. Mr. Jeggle has no voting or dispositive power with regard to such shares described in note 1 above and disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(7)	Consists of 2,202,040 ordinary shares held by CHuber 2008 GmbH. Prof. Huber is the majority shareholder of CHuber 2008 GmbH.

(8)	Consists of 3,480 ordinary shares held by beebusy capital gmbh.

(9)	Less than one percent.

Holdings by U.S. Shareholders

We estimate that as of December 31, 2020, 30.46% of our outstanding ordinary shares are held by 2 U.S. record holders.

B.	Related Party Transactions

Agreements with TRON

We have a longstanding relationship with Translational Oncology at the University Medical Center of the Johannes Gutenberg University Mainz (Translationale Onkologie an der Universitätsmedizin der Johannes Gutenberg Universität Mainz gemeinnützige GmbH), or TRON. TRON is a non-profit limited liability company engaged in biopharmaceutical research. Prof. Ugur Sahin, M.D., our co-founder and Chief Executive Officer, co-founded TRON and served as Managing Director for Science and Research at TRON, until his resignation September 10, 2019, and is currently serving as a scientific advisor of TRON. Additionally, Prof. Christoph Huber, a member of our Supervisory Board, served on TRON’s supervisory board until his resignation in April 2019. Prof. Ugur Sahin, M.D., our co-founder and Chief Executive Officer, owns a significant amount of shares in TRON.

On January 1, 2015, we and certain of our subsidiaries entered into both a Master Agreement for Research Services and a License Agreement with TRON. During the year ended December 31, 2020, the aggregate value of transactions related to these agreements with TRON amounted to €10.1 million pursuant to these agreements (€10.0 million during the year ended December 31, 2019).

Agreements with Santo Service GmbH

We have several agreements with Santo Service GmbH, or Santo Service, pursuant to which Santo Service provides us with certain real property and custodial services. Santo Service is wholly owned by AT Impf GmbH, one of our major shareholders. During the year ended December 31, 2020, the aggregate value of transactions with Santo Service amounted to €4.6 million pursuant to these agreements (€2.1 million during the year ended December 31, 2019).

Agreement with Medine GmbH

On August 29, 2019, we entered into an agreement with Medine GmbH, or Medine, pursuant to which we acquired from Prof. Dr. Ugur Sahin, M.D. all of the outstanding shares of reBOOST Management GmbH (subsequently renamed to reSano GmbH), or reBOOST, which owned certain intellectual property, in exchange for a total consideration of €0.3 million. Medine is wholly-owned by Prof. Ugur Sahin, M.D., our co-founder and Chief Executive Officer, who was also the Managing Director of reBOOST at the time of the acquisition and is the Managing Director of Medine.

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

The following table sets forth the aggregate number of ordinary shares that we issued and sold in this transaction to our related parties and the aggregate purchase price for such shares:

Participant	Number of Ordinary Shares	Aggregate Purchase Price ($)

AT Impf GmbH (1)	5,002,812	59,997,612.58

(1)	See “Major Shareholders” under this Item 7 for additional information about ordinary shares held by this entity or the parent company of this entity.

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

The following table sets forth the aggregate number of ordinary shares that we issued and sold in this transaction to our related parties and the aggregate purchase price for such shares:

Participant	Number of Ordinary Shares	Aggregate Purchase Price ($)

AT Impf GmbH (1)	1,657,332	29,999,550.68

(1)	See “Major Shareholders” under this Item 7 for additional information about ordinary shares held by this entity or the parent company of this entity.

Initial Public Offering

In October 2019, we sold 10,517,408 ADSs representing 10,517,408 of our ordinary shares to certain new and existing shareholders at a price of $15.00 per ADS for proceeds of €135.4 million ($149.1 million) in our initial public offering. The following table sets forth the aggregate number of ADSs that we issued and sold in this transaction to our related parties and the aggregate purchase price for such shares:

Participant	Number of ADS representing Ordinary Shares	Aggregate Purchase Price ($)

AT Impf GmbH (1)	2,800,000	42,000,000.00
Helmut Jeggle (1)	51,219	768,285.00

(1)	See “Major Shareholders” under this Item 7 for additional information about ordinary shares held by this entity, the parent company of this entity or Supervisory Board member.

Global Offering

On July 27, 2020 we issued 5,500,000 ADS each representing one of our ordinary shares at a public offering price of $93.00 per ADS for proceeds of €5.5 million ($6.4 million), which we refer to as the Underwritten Offering. On August 27, 2020, following the Underwritten Offering, we issued 16,124 ADS each representing one of our ordinary shares at a public offering price of $93.00 per ADS for proceeds of €16 thousand ($19 thousand), which we refer to as the Rights Offering.

Participant	Number of ADS representing Ordinary Shares	Aggregate Purchase Price ($)

AT Impf GmbH (1)	268,818	25,000,074.00

(1)	See “Major Shareholders” under this Item 7 for additional information about ordinary shares held by this entity, the parent company of this entity.

C.	Interests of Experts and Counsel

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

Share Capital

We have share capital registered in the commercial register (Handelsregister) in the amount of €246,310,081, which is divided into 246,310,081 registered shares (Namensaktien). All shares are shares with no par value (Stückaktien ohne Nennbetrag) with a notional amount attributable to each ordinary share of €1. Each issued ordinary share is fully paid.

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

Changes in Our Share Capital During the Last Three Fiscal Years

Our share capital as registered with the commercial register (Handelsregister) amounts to €246,310,081, including an amount of €4,789,016 relating to 4,789,016 ordinary shares held in treasury. Since January 1, 2018, our share capital has changed as follows:

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

•	On September 26, 2019, our share capital as registered with the commercial register (Handelsregister) was increased by issuing 3,038,674 shares;
•	On October 14, 2019, our share capital as registered with the commercial register (Handelsregister) was increased by issuing 10,000,000 shares;

•	On November 6, 2019, our share capital as registered with the commercial register (Handelsregister) was increased by issuing 517,408 shares;
•	On April 23, 2020, our share capital as registered with the commercial register (Handelsregister) was increased by issuing 1,580,777 shares;
•	On May 5, 2020, our share capital as registered with the commercial register (Handelsregister) was increased by issuing 2,377,446 shares;
•	On May 8, 2020, our share capital as registered with the commercial register (Handelsregister) was increased by issuing 1,935,488 shares;
•	On July 24, 2020, our share capital as registered with the commercial register (Handelsregister) was increased by issuing 5,500,000 shares;
•	On August 24, 2020, our share capital as registered with the commercial register (Handelsregister) was increased by issuing 16,124 shares; and
•	On September 8, 2020, our share capital as registered with the commercial register (Handelsregister) was increased by issuing 2,595,996 shares.

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

Future Changes to the Share Capital

Authorized Capital

Under the relevant law, the general meeting of a European stock corporation (Societas Europaea) governed by German law can authorize the Management Board, with the consent of the Supervisory Board, to issue shares in a specified aggregate nominal amount of up to 50% of the issued share capital of such company at the time the resolution becomes effective. The shareholders’ authorization becomes effective upon registration in the commercial register (Handelsregister) and may extend for a period of no more than five years thereafter. Under § 4(5) of our Articles of Association (Satzung), the Management Board is authorized to increase our share capital, on one or more occasions, by a total of up to €91,812,171 by issuing, on one or more occasions, up to 91,812,171 new, registered shares with no par value (Genehmigtes Kapital), in each case with consent of the Supervisory Board. This authorization expires on August 18, 2024.

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

The conditional capital increase will only be implemented to the extent that stock options under our ESOP are exercised and such stock options are not serviced by our providing treasury shares or through cash payments. Any new shares issued under the conditional capital pursuant to the said § 4(6) of our Articles of Association (Satzung) shall be entitled to dividends from the beginning of the previous financial year in case they are created by the exercise of subscription rights until the start of the annual general meeting of the Company and otherwise from the beginning of the financial year in which they are created as a result of the exercise of the stock options.

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

•

in capital increases, in each case if excluding subscription rights, according to the assessment by the Management Board, is expedient to the shares’ successful placement in view of the requirements of eligible investors and if the discount by which the issue price of the shares may be below the current stock ex-change price at the time the Management Board adopts the resolution on using authorized capital, according to the assessment by the Management Board, does not exceed the extent necessary for a successful placement and in any case does not exceed 10% of either the latest available closing price at the time when the issue price is fixed or the volume-weighted average price over a period of up to five trading days ending on the day on which the issue price is so fixed;

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

The total number of new shares issued from the authorized capital and under exclusion of subscription rights pursuant to bullets one through three and six above may not exceed 20% of the share capital, either at the time that the amendment to the Articles of Association (Satzung), resolved upon by the general meeting of June 26, 2020, came into effect or, if lower, at the time of utilization of the authorization. To be counted against the aforementioned 20% limit are: (i) those shares issued or to be issued to service conversion or option rights or conversion or option obligations or tender rights of the issuer under bonds, if the bonds have been issued during the term of this authorization up to the time of its exercise, excluding the subscription rights of shareholders, as well as, to a certain extent (ii) treasury shares that have been disposed under exclusion of subscription rights during the term of this authorization (except in the case of certain exceptions of the resolution to item no. 8 of the general meeting of August 19, 2019).

Corporate Purpose of our Company

Our business objective, as described in § 2 of our Articles of Association (Satzung), is to research and develop, as well as to manufacture and market immunological and RNA-based drugs and test methods for the diagnosis, prevention and treatment of cancer, infectious diseases and other serious diseases.

Shareholders’ Meetings and Voting Rights

Pursuant to our Articles of Association (Satzung), shareholders’ meetings may be held at our seat or in any municipality in Germany with more than 500,000 inhabitants. Generally, shareholders’ meetings are convened by our Management Board, or our Supervisory Board. Shareholders representing in the aggregate at least five percent of our ordinary shares may, subject to certain formal prerequisites, request that a shareholders’ meeting be convened. Shareholders representing in the aggregate at least five percent of our ordinary shares or owning shares with an aggregate nominal value of at least €500,000 may request the addition of one or several items to the agenda of any shareholders’ meeting. Shareholders’ meetings may be summoned either via publication in the German Federal Gazette (Bundesanzeiger) or via mail or email, in each case generally at least 36 days before the meeting.

Shareholders may participate and vote in the shareholders’ meeting if they are registered as a shareholder with the Company’s share register. A shareholder who wishes to attend the shareholders’ meeting—either in person or by proxy, which may also be appointed by us (Stimmrechtsvertreter)—must register for the meeting, which registration must occur no later than six days before the meeting (or at a later date, if so determined by our Management Board).

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

Liquidation Rights

Apart from liquidation, e.g., as a result of insolvency proceedings, we may be liquidated with a vote of the holders of at least three-quarters of the share capital represented at the shareholders’ meeting at which such a vote is taken. If we are liquidated, any assets remaining after all of our liabilities have been paid off would be distributed among our shareholders in proportion to their holdings in accordance with German statutory law. The German Stock Corporation Act provides certain protections for creditors, which must be observed in the event of liquidation.

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

For statistical purposes, there are, however, limited notification requirements regarding transactions involving cross-border monetary transfers. With some exceptions, every corporation or individual residing in the Federal Republic of Germany must report to the German Central Bank (Deutsche Bundesbank) (i) any payment received from, or made to, a non-resident corporation or individual that exceeds €12,500 (or the equivalent in a foreign currency) and (ii) (with the exception of individuals residing in the Federal Republic of Germany) in case the sum of claims against, or liabilities payable to, non-resident corporations or individuals exceeds €5,000,000 (or the equivalent in a foreign currency) at the end of any calendar month. Payments include cash payments made by means of direct debit, checks and bills, remittances denominated in euros and other currencies made through financial institutions, as well as netting and clearing arrangements.

E.	Taxation

German Taxation

The following discussion addresses certain German tax consequences of acquiring, owning or disposing of the ADSs. With the exception of “—Taxation of Holders Tax Resident in Germany” below, which provides an overview of dividend taxation and of capital gains taxation with respect to holders that are residents of Germany, this discussion applies only to U.S. treaty beneficiaries (defined below) that acquire the ADSs representing our ordinary shares.

This discussion is based on domestic German tax laws, including, but not limited to, circulars issued by German tax authorities, which, e.g., are not binding on the German courts, and the Treaty (defined below). It is based upon tax laws in effect at the time of filing of this report. These laws are subject to change, possibly with retroactive effect. For example, certain member states of the European Union are considering introducing a financial transaction tax (Finanztransaktionssteuer) which, if introduced, may also be applicable on sales and/or transfer of ADSs. In addition, in Germany, for example, there are currently ongoing discussions on an increase of the top tax rate, which may also have an effect on the German tax consequences of acquiring, owning and disposing of the ADSs. There is no assurance that German tax authorities will not challenge one or more of the tax consequences described in this section.

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

General

Based on the circular issued by the German Federal Ministry of Finance (BMF-Schreiben), dated May 24, 2013, reference number IV C 1-S2204/12/10003, as amended by the circular dated December 18, 2018 (reference number IV C 1 – S 2204/12/10003), in respect of the taxation of American Depositary Receipts, or ADRs, on domestic shares, or the ADR Tax Circular, for German tax purposes, the ADSs should, in light of the ADR Tax Circular, represent a beneficial ownership interest in the underlying shares of BioNTech and qualify as ADRs for the purpose of the ADR Tax Circular. If the ADSs qualify as ADRs under the ADR Tax Circular, dividends would accordingly be attributable to holders of the ADSs for German tax purposes, and not to the legal owner of the ordinary shares (i.e., the financial institution on behalf of which the ordinary shares are stored at a domestic depository for the ADS holders). Furthermore, holders of the ADSs should be treated as beneficial owners of the capital of BioNTech with respect to capital gains (see below in section “—German Taxation of Capital Gains of the U.S. Treaty Beneficiaries of the ADSs”). However, investors should note that circulars published by the German tax authorities (including the ADR Tax Circular) are not, e.g., binding on German courts, including German tax courts, and it is unclear whether a German court would follow the ADR Tax Circular in determining the German tax treatment of the ADSs. For the purpose of this German tax section, it is assumed that the ADSs qualify as ADRs within the meaning of the ADR Tax Circular.

Taxation of Holders Not Tax Resident in Germany

The following discussion describes selected German tax consequences of acquiring the ADSs, owning the ADSs and disposing of the ADSs to a holder that is a U.S. treaty beneficiary. For purposes of this discussion, a “U.S. treaty beneficiary” is a resident of the United States for purposes of the Convention between the Federal Republic of Germany and United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and Certain Other Taxes of 1989, as amended by the Protocol as of June 4, 2008 (Abkommen zwischen der Bundesrepublik Deutschland und den Vereinigten Staaten von Amerika zur Vermeidung der Doppelbesteuerung und zur Verhinderung der Steuerverkürzung auf dem Gebiet der Steuern vom Einkommen und vom Vermögen und einiger anderer Steuern in der Fassung vom 4. Juni 2008), hereinafter referred to as the “Treaty,” who is eligible for relevant benefits under the Treaty.

A holder will be a U.S. treaty beneficiary entitled to full Treaty benefits in respect of the ADSs if it is, inter alia:

•	the beneficial owner of the ADSs (and the dividends paid with respect thereto);
•	a U.S. tax resident corporation or individual;
•	not also a resident of Germany for German tax purposes; and
•	not subject to the limitation on benefits (i.e., anti-treaty shopping) article of the Treaty that applies in limited circumstances.

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

German Withholding Taxation of Dividends of the U.S. Treaty Beneficiaries of the ADSs

Generally, the full amount of a dividend distributed by BioNTech to a non-German resident holder, which does not maintain a permanent establishment or other taxable presence in Germany, is subject to (final) German withholding tax at an aggregate rate of 26.375% (that amount consists of 25% on dividends distributed plus solidarity surcharge of 5.5% on the amount of the withholding tax). The basis for the withholding tax is generally the dividend approved for distribution by our general shareholder’s meeting. German withholding tax is withheld and remitted to the German tax authorities by (i) the disbursing agent (i.e., the German credit institution, financial services institution, securities trading enterprise or securities trading bank (each as defined in the German Banking Act (Kreditwesengesetz) and in each case including a German branch of a foreign enterprise, but excluding a foreign branch of a German enterprise)) that holds or administers the underlying shares in custody and (a) disburses or credits the dividend income from the underlying shares, (b) disburses or credits the dividend income from the underlying shares on delivery of the dividend coupons or (c) disburses such dividend income to a foreign agent; or (ii) the central securities depository (Wertpapiersammelbank) in terms of the German Depositary Act (Depotgesetz) holding the underlying shares in a collective deposit, if such central securities depository disburses the dividend income from the underlying shares to a foreign agent, regardless of whether a holder must report the dividend for tax purposes and regardless of whether or not a holder is a resident of Germany. Dividend payments, to the extent funded from BioNTech’s tax-recognized contribution account (steuerliches Einlagekonto), subject to certain prerequisites, do not form part of the taxable dividend income but should lower the holder’s acquisition costs for the ADSs.

Pursuant to the Treaty, the German withholding tax may generally not exceed (i) 15% of the gross amount of the dividends received by a U.S. treaty beneficiary other than a company holding ADSs which represent 10% or more of the voting shares in BioNTech, and (ii) 5% of the gross amount of the dividends received by a U.S. treaty beneficiary that is a company holding ADSs which represent 10% or more of the voting shares in BioNTech. The excess of the total withholding tax, including the solidarity surcharge, over the maximum rate of withholding tax permitted by the Treaty is refunded to U.S. treaty beneficiaries upon application. For example, for a declared dividend of 100, a U.S. treaty beneficiary initially receives 73.625 (100 minus the 26.375% withholding tax including solidarity surcharge). A U.S. treaty beneficiary other than a company holding ADSs which represent 10% or more of the voting shares in BioNTech is entitled to a partial refund from the German tax authorities in the amount of 11.375% of the gross dividend (of 100). As a result, the U.S. treaty beneficiary ultimately receives a total of 85 (85% of the declared dividend) following the refund of the excess withholding. However, it should be noted that there is uncertainty as to how the German tax authorities will apply the refund process to dividends on the ADSs with respect to non-German resident holders. Further, such refund is subject to the German anti-avoidance treaty shopping rule (as described below in “—Withholding Tax Refund for U.S. Treaty Beneficiaries”).

German Withholding Taxation of Capital Gains of the U.S. Treaty Beneficiaries of the ADSs

The capital gains from the disposition of the ADSs realized by a non-German resident holder, which does not maintain a permanent establishment or other taxable presence in Germany, would be treated as German source income and be subject to German tax if the ADSs qualify as a Qualifying Participation. A Qualifying Participation exists if a holder at any time during the five years preceding the disposition, directly or indirectly, owned at least 1% of BioNTech’s share capital, irrespective of whether through the ADSs or shares of BioNTech. If such holder had acquired the ADSs without consideration, the previous owner’s holding period and quota would be taken into account.

Pursuant to the Treaty, capital gains from the disposal of a Qualifying Participation realized by a U.S. treaty beneficiary are, however, generally exempt from German taxation. Pursuant to the Treaty, U.S. treaty beneficiaries are not subject to German tax in relation to capital gains from the disposal of a Qualifying Participation even under the circumstances described in the preceding paragraph and therefore should not be subject to German taxation on capital gains from the disposition of the ADSs.

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

However, a circular issued by the German Federal Ministry of Finance, dated January 18, 2016, reference number IV C 1-S2252/08/10004 :017, as most recently amended by circular dated September 16, 2019, reference number IV C 1-S2252/08/10004 :027, provides that taxes need not be withheld when the holder of the custody account is not a resident of Germany for tax purposes and the income is not subject to German taxation. The circular further states that there is no obligation to withhold such tax even if the non-resident holder owns at least 1% of the share capital of a German corporation. While circulars issued by the German Federal Ministry of Finance are generally only to be adhered to by the German tax authorities but are, for example, not binding on the German courts, in practice, the disbursing agents nevertheless typically rely on guidance contained in such circulars. Therefore, a disbursing agent would only withhold tax at 26.375% on capital gains derived by a U.S. treaty beneficiary from the sale of ADSs held in a custodial account in Germany in the event that the disbursing agent did not follow the abovementioned guidance. In this case, the U.S. treaty beneficiary may be entitled to claim a refund of the withholding tax from the German tax authorities under the Treaty, as described below in “—Withholding Tax Refund for U.S. Treaty Beneficiaries.” A refund of taxes withheld on capital gains from the disposition of the ADSs which do not qualify as Qualifying Participations may also be claimed based on German statutory domestic law.

Withholding Tax Refund for U.S. Treaty Beneficiaries

U.S. treaty beneficiaries are generally eligible for treaty benefits under the Treaty, as described above in “—Taxation of Holders Not Tax Resident in Germany.” Accordingly, U.S. treaty beneficiaries are in general entitled to claim a refund of (i) the portion of the otherwise applicable 26.375% German withholding tax (Kapitalertragsteuer) on dividends that exceeds the applicable Treaty rate and (ii) the full amount of German withholding tax (Kapitalertragsteuer) on capital gains from the disposition of ADSs. The application for such claim is generally to be filed with the Federal Central Office of Taxation (Bundeszentralamt für Steuern) within four years after the end of the calendar year in which the capital gains or dividends have been received (bezogen).

However, in respect of dividends, the refund described in the preceding paragraph is only possible if, due to special rules on the restriction of withholding tax credit, the following three cumulative requirements are met: (i) the holder must qualify as beneficial owner of the ADSs for an uninterrupted minimum holding period of 45 days within a period starting 45 days prior to and ending 45 days after the due date of the dividends, (ii) the holder has to bear at least 70% of the change in value risk related to the ADSs during the minimum holding period as described under (i) of this paragraph and has not entered into (acting by itself or through a related party) hedging transactions which lower the change in value risk by more than 30%, and (iii) the holder must not be obliged to fully or largely compensate directly or indirectly the dividends to third parties. If these requirements are not met, then for a holder not being tax-resident in Germany who applied for a full or partial refund of the withholding tax pursuant to a double taxation treaty, no refund is available. This restriction generally does only apply if (a) the German tax underlying the refund application is below a tax rate of 15% based on the gross amount of the dividends and (b) the holder does not directly own 10% or more of the shares of BioNTech and is subject to income taxes in its state of residence, without being tax-exempt. The restriction of the withholding tax credit does not apply if the holder has beneficially owned the ADSs for at least one uninterrupted year until receipt (Zufluss) of the dividends.

In general, as previously discussed, investors should note that it is unclear how the German tax administration will apply the refund process to dividends on the ADSs. Further, such refund is subject to the German anti treaty shopping rule. Generally, this rule requires that the U.S. treaty beneficiary (in case it is a non-German resident company) maintains its own administrative substance and conducts its own business activities. In particular, a foreign company has no right to a full or partial refund to the extent persons holding ownership interests in BioNTech would not be entitled to the refund if they derived the income directly and the gross income realized by the foreign company is not caused by the business activities of the foreign company, and there are either no economic or other considerable reasons for the interposition of the foreign company, or the foreign company does not participate in general commerce by means of a business organization with resources appropriate to its business purpose. However, this shall not apply if the foreign company’s principal class of stock is regularly traded in substantial volume on a recognized stock exchange, or if the foreign company is subject to the provisions of the German Investment Tax Act (Investmentsteuergesetz). Whether or not and to which extent the anti-treaty shopping rule applies to the ADSs has to be analyzed on a case by case basis taking into account all relevant tests. In addition, the interpretation of these tests is disputed and to date no published decisions of the German Federal Finance Court exist in this regard. It should be noted that a draft bill containing reforms to the German anti-treaty shopping rule is currently in the legislative process and might be passed into law still in 2021.

Due to the legal structure of the ADSs, only limited guidance from the German tax authorities exists on the practical application of the refund process with respect to the ADSs and the respective limitations. Recently, the German tax authorities have indicated that for ADR programs (which are considered comparable to ADS programs) a collective tax certificate in connection with a withholding of tax amounts may no longer be issued by the domestic depositary of the shares upon request of the foreign depositary agents. Rather, individual tax certificates need to be issued which might delay a potential refund procedure. Moreover, the simplified refund procedure based on electronic data exchange (Datenträgerverfahren) for claims for reimbursement based on ADRs has been suspended temporarily by the tax authorities.

Taxation of Holders Tax Resident in Germany

This subsection provides an overview of dividend taxation and of capital gains taxation with regard to the general principles applicable to ADS holders that are tax resident in Germany. A holder is a German tax resident if, in case of an individual, he or she maintains a domicile (Wohnsitz) or a usual residence (gewöhnlicher Aufenthalt) in Germany or if, in case of a corporation, it has its place of management (Geschäftsleitung) or registered seat (Sitz) in Germany.

The German dividend and capital gains taxation rules applicable to German tax residents require a distinction between ADSs held as private assets (Privatvermögen) and ADSs held as business assets (Betriebsvermögen).

ADSs as Private Assets (Privatvermögen)

If the ADSs are held as private assets by a German tax resident, dividends and capital gains (other than capital gains from the disposition of a Qualifying Participation) are taxed as investment income and are principally subject to 25% German flat income tax on capital income (Abgeltungsteuer) (plus a 5.5% solidarity surcharge (Solidaritätszuschlag) thereon, resulting in an aggregate rate of 26.375%), which is levied in the form of withholding tax (Kapitalertragsteuer). In other words, once deducted, the holder’s income tax liability on the dividends will be settled. Dividend payments to the extent funded from BioNTech’s tax-recognized contribution account (steuerliches Einlagekonto), subject to certain prerequisites, do not form part of the taxable dividend income but should lower the holder’s acquisition costs for the ADSs.

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

Since 2021, the basis for the calculation of the solidarity surcharge (Solidaritätszuschlag) has been reduced for certain individual persons being subject to tax assessments (other than withholding taxes), and in certain cases, the solidarity surcharge has been abolished. However, the abolition or reduction of the solidarity surcharge is not applicable to corporations. In addition, the abolition or reduction of the solidarity surcharge will not affect withholding taxes. Solidarity surcharge will still be levied at 5.5% on the full withholding tax amount and withheld accordingly. There will not be any separate refund of such withheld solidarity surcharge (regardless of the aforementioned exemption limits) in case the withholding tax cannot be refunded either.

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

Irrespective of the legal form of the holder, dividends are subject to the aggregate withholding tax rate of 26.375%. The withholding tax is generally creditable against the respective holder’s corporate income tax or income tax liability. Due to special rules on the restriction of withholding tax credits in respect of dividends, a full withholding tax credit requires that the following three cumulative requirements are met: (i) the holder must qualify as beneficial owner of the ADSs for an uninterrupted minimum holding period of 45 days occurring within a period starting 45 days prior to and ending 45 days after the due date of the dividends, (ii) the holder has to bear at least 70% of the change in value risk related to the ADSs during the minimum holding period as described under (i) of this paragraph and has not entered into (acting by itself or through a related party) hedging transactions which lower the change in value risk for more than 30%, and (iii) the holder must not be obliged to fully or largely compensate directly or indirectly the dividends to third parties. If these requirements are not met, three-fifths of the withholding tax imposed on the dividends must not be credited against the holder’s corporate income tax or income tax liability, but may, upon application, be deducted from the holder’s tax base for the relevant tax assessment period. A holder that is generally subject to German income tax or corporate income tax and that has received gross dividends without any deduction of withholding tax due to a tax exemption without qualifying for a full tax credit under the aforementioned requirements has to notify the competent local tax office accordingly, has to file withholding tax returns for a withholding tax of 15% in accordance with statutory formal requirements and has to make a payment in the amount of the omitted withholding tax deduction. The special rules on the restriction of withholding tax credit (and the corresponding notification and payment obligations) do not apply to a holder whose overall dividend earnings within an assessment period do not exceed €20,000 or that has been the beneficial owner of the ADSs for at least one uninterrupted year until receipt (Zufluss) of the dividends.

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

In principle, dividends that a corporation receives from German or foreign corporations are subject to corporate income tax (and solidarity surcharge thereon) at a rate of 15.825% and also subject to trade tax of between 7.0% and 19.0% depending on the multiplier applied by the relevant municipality. However, with regard to holders in the legal form of a corporation, capital gains are in general effectively 95% tax exempt from corporate income tax (including solidarity surcharge). Dividends are also generally 95% tax exempt from corporate income tax (including solidarity surcharge), inter alia, if the holder held at least 10% of the registered share capital (Grundkapital oder Stammkapital) of BioNTech at the beginning of the calendar year, or Qualifying Dividends. Five percent of the capital gains and five percent of the Qualifying Dividends are treated as non-deductible business expenses, respectively, and, as such, are subject to corporate income tax (including solidarity surcharge); actual business expenses incurred to generate dividends may be deducted. The acquisition of a participation of at least 10% in the course of a calendar year is deemed to have occurred at the beginning of such calendar year for the determination of whether a dividend is a Qualifying Dividend. Participations in the share capital of BioNTech held through a partnership, including co-entrepreneurships (Mitunternehmerschaften), are attributable to the respective partner only on a pro rata basis at the ratio of its entitlement to the profits of the partnership.

Capital gains and dividend income of a German tax resident corporation are generally subject to German trade tax of between 7.0% and 19.0% depending on the multiplier applied by the relevant municipality. The aforementioned 95% exemption for capital gains generally applies also for trade tax purposes. However, the amount of any dividends after deducting business expenses related to the dividends is not subject to trade tax if the corporation held at least 15% of BioNTech’s registered share capital at the beginning of the relevant tax assessment period. In this case, the aforementioned exemption of 95% of the dividend income also applies for trade tax purposes. Losses from the sale of ADSs are generally not tax deductible for corporate income tax and trade tax purposes.

With regard to individuals holding ADSs as business assets, 60% of dividends and capital gains are taxed at the individual’s personal income tax rate (plus 5.5% solidarity surcharge thereon). Correspondingly, only 60% of business expenses related to the dividends and capital gains as well as losses from the sale of ADSs are principally deductible for income tax purposes. Since 2021, the basis for the calculation of the solidarity surcharge (Solidaritätszuschlag) has been reduced for certain individual persons being subject to tax assessments (other than withholding taxes), and in certain cases, the solidarity surcharge has been abolished, subject to the limitations described above in “—ADSs as Private Assets (Privatvermögen)”. The dividend income and 60% of the capital gains are generally subject to trade tax, which is fully or partly creditable against the individual’s personal income tax by a lump-sum method. Dividends (after deduction of business expenses economically related thereto) are exempt from trade tax if the holder held at least 15% of BioNTech’s registered share capital at the beginning of the relevant tax assessment period.

German Inheritance and Gift Tax (Erbschaft- und Schenkungsteuer)

The transfer of ADSs to another person by inheritance or gift generally should be subject to German inheritance and gift tax only if:

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

Other Taxes

No German transfer tax, value-added tax, stamp duty or similar taxes are assessed on the purchase, sale or other transfer of ADSs. Provided that certain requirements are met, an entrepreneur may, however, opt for value-added tax on transactions that are otherwise tax-exempt. Net wealth tax (Vermögensteuer) is not imposed currently in Germany.

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

Gain On Sale, Exchange or Other Taxable Disposition

Subject to the PFIC rules described below under “—Passive Foreign Investment Company Considerations”, a U.S. Holder that sells, exchanges or otherwise disposes of ADSs in a taxable disposition generally will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount realized and the holder’s tax basis, determined in U.S. dollars, in the ADSs. Gain or loss recognized on such a sale, exchange or other disposition of ADSs generally will be long-term capital gain if the U.S. Holder’s holding period in the ADSs exceeds one year. Long-term capital gains of non-corporate U.S. Holders are taxed generally at preferential rates. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. A U.S. Holder’s ability to deduct capital losses is subject to limitations.

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

If we were a PFIC, the rules above also would not apply to a U.S. Holder that makes a “mark-to-market” election with respect to the ADSs, but this election will be available with respect to the ADSs only if they meet certain minimum trading requirements to be considered “marketable stock” for purposes of the PFIC rules. Generally, shares of ADSs will be treated as marketable stock if they are “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury Regulations. ADSs generally will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. Our ADSs will be marketable stock as long as they remain listed on the Nasdaq Global Select Market and are traded regularly.
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

Statements contained in this Annual Report regarding the contents of any contract or other document are not necessarily complete, and, where the contract or other document is an exhibit to the Annual Report, each of these statements is qualified in all respects by the provisions of the actual contract or other documents.

I.	Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to various risks in relation to financial instruments, including currency risk. Our risk management is coordinated by our Management Board. We do not engage in the trading of financial assets for speculative purposes. The most significant financial risks to which we are exposed include the risks discussed below.

Currency Risk

We are subject to currency risk, as our income and expenditures are denominated in Euro and the U.S. dollar. As such, we are exposed to exchange rate fluctuations between these currencies. Cash inflows denominated in U.S. dollar occurred from issuing ordinary shares in connection with public financing transaction, which includes our initial public offering in 2019 and the global offering in 2020 as well as from generating proceeds under our collaboration agreements. We aim to match U.S. dollar cash inflows with U.S. dollar cash outflows where possible, and we do not hedge this exposure. Under our collaboration agreement with Pfizer, significant increases in cash balances, revenues and sales and marketing expenses denominated in U.S. dollars may occur with respect to commercializing our COVID-19 vaccine, while we would expect our development and operating expenses to remain, at least some extent, denominated in Euro.

We publish our consolidated financial statements in Euro. Revenue and expenses incurred in U.S. dollars will be translated into Euro when they are reported in our consolidated financial statements. As a result, any substantial future appreciation or decline of the U.S. dollar against the Euro could have a material effect on our revenue and profitability. As an example, if the U.S. dollar weakens by 5% against the Euro, monetary assets and monetary liabilities denominated in U.S. dollar as of December 31, 2020 would decrease by €32.7 million, or 5%.

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

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by, or affiliated with, the depositary and that may earn or share fees, spreads or commissions.

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

Payment of Taxes

ADS holders will be responsible for any taxes or other governmental charges payable on their ADSs or on the deposited securities represented by any of their ADSs. The depositary may refuse to register any transfer of ADS holders ADSs or allow him or her to withdraw the deposited securities represented by his or her ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by his or her ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, if appropriate, it will reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, management, including our Chief Executive Officer (CEO) and our Chief Financial Officer (CFO), has performed an evaluation of the effectiveness of our disclosure controls and procedures. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitations, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosures.

Based on the foregoing, our CEO and CFO have concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Our internal control over financial reporting is a process designed by or under the supervision of the Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with International Financial Reporting Standards as issued by the IASB.

No system of internal control over financial reporting, including one determined to be effective, may prevent or detect all misstatements. It can provide only reasonable assurance regarding financial statement preparation and presentation. Also, projections of the results of any evaluation of the effectiveness of internal control over financial reporting into future periods are subject to inherent risk. The relevant controls may become inadequate due to changes in circumstances or the degree of compliance with the underlying policies or procedures may deteriorate.

Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control - Integrated Framework (2013)”.

As permitted by the SEC, the Company has elected to exclude an assessment of the internal controls of acquisitions made during the year ended December 31, 2020, namely the acquisitions of BioNTech US Inc. as well as BioNTech Manufacturing Marburg GmbH. The acquired entities did not contribute to the Group’s revenues, they contributed €28.5 million and €6.7 million of operating loss, respectively, which are included within the €15.2 million of profit of the Group during the year ended December 31, 2020 and constituted 3.9% and 5.7% of the Group’s total assets as of December 31, 2020.

Based on this assessment, our management has determined that the Company’s internal control over financial reporting as of December 31, 2020 is effective.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2020 has been audited by Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm. Their report is included on page F-2. Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft is a member of the Chamber of Public Accountants (Wirtschaftsprüferkammer), Berlin, Germany.

Changes in Control over Financial Reporting

There were no changes to our internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934) that occurred during the period covered by this form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our Audit Committee consists of Dr. Ulrich Wandschneider, Michael Motschmann and Prof. Christoph Huber. Dr. Ulrich Wandschneider is the chair of the Audit Committee. All members of the Audit Committee qualify as “independent directors” as such term is defined in Rule 10A-3 under the Exchange Act and Nasdaq Rule 5605. Additionally, our Supervisory Board has determined that Dr. Ulrich Wandschneider qualifies as an “audit committee financial expert” as that term is defined under the Exchange Act.

Item 16B. Code of Ethics

We have adopted a Code of Business Conduct & Ethics, or Code of Conduct, which outlines the principles of legal and ethical business conduct under which we do business. The Code of Conduct applies to all of our Supervisory Board members, Management Board members, directors of our subsidiaries and employees. The full text of the Code of Conduct is available on our website at https://www.biontech.de. The information and other content appearing on our website are not part of this Annual Report and our website address is included in this Annual Report as an inactive textual reference only. Any amendments or waivers from the provisions of the Code of Conduct for members of our Supervisory or Management Boards will be made only after approval by our Supervisory Board and will be disclosed on our website promptly following the date of such amendment or waiver.

Item 16C. Principal Accountant Fees and Services

Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, or EY, has served as our independent registered public accounting firm for the years ended December 31, 2020, December 31, 2019 and December 31, 2018 for which audited financial statements appear in this Annual Report.

The following table sets out the aggregate fees for professional audit services and other services rendered by EY in the periods indicated:

	Years ended December 31,
	2020	2019
(in thousands)

Audit fees	€1,354	€578
Audit-related fees	444	721
Tax fees	255	132
All other fees	419	49
Total fees for professional audit services and other services	€2,472	€1,480

Audit fees relate to the audit of the financial statements as set out in this Annual Report, certain procedures on our quarterly results, fees for testing our internal controls over financial reporting during the six months ended December 31, 2020 and services related to our statutory and regulatory filings for our subsidiaries.

Audit-related fees billed for assurance and related services are related mainly to the issuance of comfort letters in connection with our financing transactions.

Tax service fees were billed for services in conjunction with transactions, especially with our financing and deal transactions.

Other fees comprised fees for testing the implementation of our internal controls over financial reporting during the six months ended June 30, 2020.

The Audit Committee evaluates the qualifications, independence and performance of the independent auditor as well as pre-approves and reviews the audit and non-audit services to be performed by the independent auditor. The external audit plan and fees for professional audit services and other services rendered by EY for the years ended December 31, 2020 and 2019 were approved by the Audit Committee. The Audit Committee monitors compliance with the German and U.S. rules on non-audit services provided by an independent registered public accounting firm.

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

While in our opinion it is doubtful whether the above legal requirements and hence the Corporate Governance Code currently apply to us as a company listing on the Nasdaq Global Select Market, we issue the annual declaration described above on a voluntary basis. Therefore, our Management Board and Supervisory Board comply with the Corporate Governance Code except for such provisions which are listed explicitly in the annual declaration and for which they provide an explanation of non-compliance.

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

Annual General Meeting

A European stock corporation, which is governed by German law, must hold an annual shareholders’ meeting within six months of the end of its fiscal year. The annual shareholders’ meeting must be held at a location determined by the articles of association. If the articles of association do not provide for a specific location, the shareholders’ meeting shall be held at the company’s seat or, if applicable, at the venue (in Germany) where its shares are listed.

Under Delaware law, the annual meeting of stockholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the bylaws.

General Meeting

Under the law, extraordinary shareholders’ meetings, in addition to the annual shareholders’ meetings, may be called either by the Management Board, or the Supervisory Board. Shareholders holding at least 5% of the company’s share capital are entitled to request that an extraordinary shareholders’ meeting be convened. In the event that the meeting is not then so convened, a competent court may order that the meeting be convened or authorize the shareholders or their representative to convene the meeting themselves.

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

•

exemption from compliance with Regulation FD, which generally requires that when a company intentionally discloses material-non public information, it do so through a public disclosure that is broadly available to all members of the public at the same time. However, we do furnish quarterly financial information and other information on a more frequent basis under cover of Form 6-K, and intend to continue doing so. Moreover, we comply with other other securities laws, such as rule 10b-5 (rule targeting securities fraud), among others;

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

2.4*	Description of Securities of the Registrant

4.1†

Master Agreement for Research Services by and among the Registrant, BioNTech RNA Pharmaceuticals GmbH, BioNTech Diagnostics GmbH, BioNTech Protein Therapeutics GmbH, BioNTech Cell & Gene Therapies GmbH, Eufets GmbH, JPT Peptide Technologies GmbH and TRON-Translationale Onkologie an der Universitätsmedizin der Johannes Gutenberg Universität Mainz gemeinnützige GmbH, dated January 1, 2015 (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.2†

Confirmation Letter by and among the Registrant, BioNTech RNA Pharmaceuticals GmbH and TRON-Translationale Onkologie an der Universitätsmedizin der Johannes Gutenberg Universität Mainz gemeinnützige GmbH dated September 15, 2016 (incorporated herein by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.3†

Supplementary Agreement for IVAC Developments to the Master Agreement for Research Services by and among the Registrant, BioNTech RNA Pharmaceuticals GmbH, BioNTech Diagnostics GmbH, BioNTech Protein Therapeutics GmbH, BioNTech Cell & Gene Therapies GmbH, BioNTech Innovative Manufacturing Services GmbH (f/k/a Eufets GmbH), JPT Peptide Technologies GmbH and TRON-Translationale Onkologie an der Universitätsmedizin der Johannes Gutenberg Universität Mainz gemeinnützige GmbH, dated November 28, 2017 (incorporated herein by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.4†

License Agreement by and among the Registrant, TRON-Translationale Onkologie an der Universitätsmedizin der Johannes Gutenberg Universität Mainz gemeinnützige GmbH, Johannes Gutenberg-Universität Mainz, Universitätsmedizin der Johannes Gutenberg-Universität and Ganymed Pharmaceuticals AG, dated January 1, 2015 (incorporated herein by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.5†

Framework Collaboration Agreement by and among the Registrant, BioNTech RNA Pharmaceuticals GmbH, BioNTech Diagnostics GmbH, BioNTech Protein Therapeutics GmbH, BioNTech Cell & Gene Therapies GmbH, BioNTech Innovative Manufacturing Services GmbH, JPT Peptide Technologies GmbH and TRON-Translationale Onkologie an der Universitätsmedizin der Johannes Gutenberg Universität Mainz gemeinnützige GmbH, dated August 29, 2019 (incorporated herein by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.6†

Amended Patent License Agreement by and among the Registrant, the Board of Supervisors of Louisiana State University and Agricultural and Mechanical College and Uniwersytet Warszawski, dated May 12, 2015 (incorporated herein by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.7†

License and Collaboration Agreement by and between the Registrant and Genmab A/S, dated May 19, 2015 (incorporated herein by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.8†

Amendment No. 1 to License and Collaboration Agreement by and between the Registrant and Genmab A/S, dated May 18, 2017 (incorporated herein by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.9†

Amendment No. 2 to License and Collaboration Agreement by and between the Registrant and Genmab A/S, dated August 4, 2017 (incorporated herein by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.10†

Amendment No. 3 to License and Collaboration Agreement by and between the Registrant and Genmab A/S, dated May 18, 2018 (incorporated herein by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.11†

Collaboration and License Agreement by and between Sanofi S.A. and BioNTech RNA Pharmaceuticals GmbH, dated November 2, 2015 (incorporated herein by reference to Exhibit 10.11 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.12†

Amendment to Collaboration and License Agreement by and between Sanofi S.A. and BioNTech RNA Pharmaceuticals GmbH, dated December 22, 2018 (incorporated herein by reference to Exhibit 10.12 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.13†

Development Agreement by and between Sanofi S.A. and BioNTech RNA Pharmaceuticals GmbH, dated March 29, 2018 (incorporated herein by reference to Exhibit 10.13 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.14†

Collaboration Agreement by and among the Registrant, BioNTech RNA Pharmaceuticals GmbH, Genentech, Inc. and F. Hoffman-La Roche Ltd, dated September 20, 2016 (incorporated herein by reference to Exhibit 10.14 to the Registrant’s Registration Statement on Form F-1 (File No.  333-233688), filed with the SEC on September 9, 2019)

4.15*†

First Amendment to the Collaboration Agreement by and among the Registrant, BioNTech RNA Pharmaceuticals GmbH, Genentech, Inc. and F. Hoffman-La Roche Ltd, dated June 1, 2018 (incorporated herein by reference to Exhibit 10.17 to the Registrant’s Registration Statement on Form F-1 (File No. 333-239970), filed with the SEC on July 21, 2020)

4.16*†

Second Amendment to the Collaboration Agreement by and among the Registrant, BioNTech RNA Pharmaceuticals GmbH, Genentech, Inc. and F. Hoffman-La Roche Ltd, dated December 6, 2019 (incorporated herein by reference to Exhibit 10.18 to the Registrant’s Registration Statement on Form F-1 (File No. 333-239970), filed with the SEC on July 21, 2020)

4.17*

Joinder and Third Amendment to the Collaboration Agreement by and among the Registrant, BioNTech RNA Pharmaceuticals GmbH, BioNTech Manufacturing GmbH, Genentech, Inc. and F. Hoffman-La Roche Ltd, effective as of October 1, 2020

4.18*†

Fourth Amendment to the Collaboration Agreement by and among the Registrant, BioNTech RNA Pharmaceuticals GmbH, BioNTech Manufacturing GmbH, Genentech, Inc. and F. Hoffman-La Roche Ltd, effective as of October 26, 2020

4.19†

Patent Sublicense Agreement by and between CellScript, LLC and BioNTech RNA Pharmaceuticals GmbH, dated July 14, 2017 (incorporated herein by reference to Exhibit 10.15 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.20*†	Second Amendment to Patent Sublicense Agreement by and between CellScript, LLC and BioNTech RNA Pharmaceuticals GmbH, effective as of August 1, 2020

4.21†

Patent Sublicense Agreement by and between mRNA RiboTherapeutics, Inc. and BioNTech RNA Pharmaceuticals GmbH, dated July 14, 2017 (incorporated herein by reference to Exhibit 10.16 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.22*†	Second Amendment to Patent Sublicense Agreement by and between mRNA RiboTherapeutics, Inc. and BioNTech RNA Pharmaceuticals GmbH, effective as of August 1, 2020

4.23†

Research Collaboration and License Agreement by and among the Registrant, BioNTech RNA Pharmaceuticals GmbH and Pfizer, Inc., dated July 20, 2018 (incorporated herein by reference to Exhibit 10.18 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.24†

Collaboration and License Agreement by and between the Trustees of the University of Pennsylvania and BioNTech RNA Pharmaceuticals GmbH, dated October 9, 2018 (incorporated herein by reference to Exhibit 10.19 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.25†

Sublease Agreement by and among the Registrant and Universitätsmedizin der Johannes Gutenberg-Universität Mainz, dated January 14, 2013 (incorporated herein by reference to Exhibit 10.21 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.26†

Amendment to Sublease Agreement by and among the Registrant and Universitätsmedizin der Johannes Gutenberg-Universität Mainz, dated July 5, 2014 (incorporated herein by reference to Exhibit 10.22 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.27†

Amendment to Sublease Agreement by and among the Registrant and Universitätsmedizin der Johannes Gutenberg-Universität Mainz, dated June 8, 2015 (incorporated herein by reference to Exhibit 10.23 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.28†

Amendment to Sublease Agreement by and among the Registrant and Universitätsmedizin der Johannes Gutenberg-Universität Mainz, dated January 18, 2017 (incorporated herein by reference to Exhibit 10.24 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.29†

Lease Agreement by and among the Registrant and Wolfram Richter, dated August 17, 2011 (incorporated herein by reference to Exhibit 10.25 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.30†

Amendment No. 1 to Lease Agreement by and among the Registrant and Wolfram Richter, dated February 17, 2012 (incorporated herein by reference to Exhibit 10.26 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.31†

Amendment No. 2 to Lease Agreement by and among the Registrant and Wolfram Richter, dated February 1, 2013 (incorporated herein by reference to Exhibit 10.27 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.32†

Amendment No. 3 to Lease Agreement by and among the Registrant and Wolfram Richter, dated March 6, 2013 (incorporated herein by reference to Exhibit 10.28 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.33†

Amendment No. 4 to Lease Agreement by and among the Registrant and Wolfram Richter, dated December 10, 2013 (incorporated herein by reference to Exhibit 10.29 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.34†

Amendment No. 5 to Lease Agreement by and among the Registrant and Wolfram Richter, dated March 29, 2016 (incorporated herein by reference to Exhibit 10.30 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.35†

Amendment No. 6 to Lease Agreement by and among the Registrant and Wolfram Richter, dated October 6, 2017 (incorporated herein by reference to Exhibit 10.31 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.36†

Lease Agreement by and among the Registrant and Wista-Management GmbH, dated April 12, 2005 (incorporated herein by reference to Exhibit 10.32 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.37†

Amendment to Lease Agreement by and among the Registrant and Wista-Management GmbH, dated December 27, 2018 (incorporated herein by reference to Exhibit 10.33 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.38†

Amendment to Lease Agreement by and among the Registrant and Wista-Management GmbH, dated October 24, 2019 (incorporated herein by reference to Exhibit 4.35 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2019)

4.39†

Amendment to Lease Agreement by and among the Registrant and Wista-Management GmbH, dated June 1, 2020 (incorporated herein by reference to Exhibit 10.38 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233970), filed with the SEC on July 21, 2020)

4.40†

Loan Agreement by and between BioNTech Innovative Manufacturing Services GmbH and Deutsche Bank AG dated November 21, 2017 (incorporated herein by reference to Exhibit 10.34 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.41†

Loan Agreement by and between JPT Peptides Technologies GmbH and Deutsche Bank AG dated July 18, 2018 (incorporated herein by reference to Exhibit 10.35 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.42†

Finance Contract by and between the Registrant and the European Investment Bank, dated December 12, 2019 (incorporated herein by reference to Exhibit 10.43 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233970), filed with the SEC on July 21, 2020)

4.43†

Finance Fee Letter by and between the Registrant and the European Investment Bank, dated December 12, 2019 (incorporated herein by reference to Exhibit 10.44 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233970), filed with the SEC on July 21, 2020)

4.44*†	Amended and Restated Collaboration Agreement by and between the Registrant and Pfizer Inc., dated March 17, 2020

4.45†

Antiviral Vaccine RDI Finance Contract by and between the European Investment Bank and the Registrant, dated as of June 10, 2020 (incorporated herein by reference to Exhibit 10.46 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233970), filed with the SEC on July 21, 2020

4.46†

Finance Fee Letter by and between the Registrant and the European Investment Bank, dated June 10, 2020 (incorporated herein by reference to Exhibit 10.47 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233970), filed with the SEC on July 21, 2020

4.47†

License Agreement by and between the Broad Institute, Inc. and BioNTech US Inc. (as successor-by-merger to Neon Therapeutics, Inc.), dated as of November 13, 2015 (incorporated herein by reference to Exhibit 10.48 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233970), filed with the SEC on July 21, 2020

4.48†

First Amendment to the License Agreement by and between the Broad Institute, Inc. and BioNTech US Inc. (as successor-by-merger to Neon Therapeutics, Inc.), dated as of January 18, 2018 (incorporated herein by reference to Exhibit 10.49 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233970), filed with the SEC on July 21, 2020

4.49†

Second Amendment to the License Agreement by and between the Broad Institute, Inc. and BioNTech US Inc. (as successor-by-merger to Neon Therapeutics, Inc.), dated as of November 14, 2018 (incorporated herein by reference to Exhibit 10.50 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233970), filed with the SEC on July 21, 2020

4.50†

Sales Agreement by and among the Registrant, Jefferies LLC and SVB Leerink LLC, dated November 9, 2020 (incorporated herein by reference to Exhibit 1.2 to the Registrant’s Registration Statement on Form F-3 (File No. 333-249991), filed with the SEC on November 10, 2020)

4.51*†	Advance Purchase Agreement by and among BioNTech Manufacturing GmbH, Pfizer Inc., and the European Commission, dated November 20, 2020

4.52*†	Purchase Agreement by and among BioNTech Manufacturing GmbH, Pfizer Inc., and the European Commission, dated February 17, 2021

4.53*†	Lease by and between the Pharmaserv GmbH and Novartis Manufacturing GmbH.

8*	List of Subsidiaries of the Registrant

12.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
†	Certain information has been excluded from the exhibit because it both (i) is not material and (ii) would likely cause competitive harm to the Registrant if publicly disclosed.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

BioNTech SE

Date: March 30, 2021	By:	/s/ Prof. Ugur Sahin, M.D.
Prof. Ugur Sahin, M.D.
Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Management and Supervisory Boards of BioNTech SE

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of BioNTech SE and subsidiaries (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes  (collectively referred to as the “(consolidated) financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission “(2013 framework),” and our report dated March 30, 2021 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Accounting for cost-sharing and related revenue recognition under Genentech and Pfizer Collaboration Agreements

Description of the Matter

The Company has been engaged in collaboration agreements (“agreements”) with Genentech and Pfizer. Upon entering into the agreements, the Company has recognized a contract liability. As of December 31, 2020, the Company has a contract liability of €82.3 million related to the Genentech agreement and no remaining contract liability related to the Pfizer agreement. Additionally, the Company recognized €49.2 million of revenue from the Genentech agreement and €118.0 million from the Pfizer agreement.

The Company, Genentech, and Pfizer conduct research and development activities under these agreements. Revenue for both agreements is recognized based upon incurred costs as a measurement basis in the cost-sharing models. As explained in note 6 to the consolidated financial statements, the Company, Genentech, and Pfizer share certain internal and external research and development costs under the agreements. The Company’s research and development costs include external actual and estimated Clinical Research Organizations costs (“CRO”), external actual and estimated Contract Manufacturing Organization (“CMO”) costs, and internal employee costs.

Auditing the cost-sharing under the agreements was challenging because of the complexity of determining the eligible research and development costs under the respective agreements. The research and development costs include management’s judgment specifically for estimated third party CRO and CMO costs incurred during the reporting period. Additionally, management evaluates the research and development costs incurred and activities performed by Genentech and Pfizer to assess the eligibility for reimbursement through cost-sharing under the agreements.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the accounting for the cost-sharing conducted under the agreements. We tested management’s evaluation of the agreements to determine eligible research & development costs, tested their review of completeness and accuracy of those costs and tested their review of the underlying calculations. We also tested management’s controls of reviewing third party CMO and CRO costs incurred and eligibility to be included under the terms of the agreements.

Our audit procedures included, among others, conducting interviews with program management, clinical operations and manufacturing personnel to determine the progress to date under the agreements and testing the eligibility of the Company’s research and development costs against the terms of the agreements. We met with Company personnel and reviewed meeting minutes to understand discussions held with Genentech and Pfizer during various committee meetings to test the completeness and accuracy of information obtained. Further, we tested the research and development activities reported by the Company, Genentech, and Pfizer for appropriate classification and disclosure by comparing the cost categories reported to those included in the agreements. Lastly, we obtained external confirmations from Genentech and Pfizer for the research and development costs incurred and evaluated the adequacy of the Company’s related disclosures.

Valuation of IPR&D acquired within Business Combinations of Neon

Description of the Matter

As described in more detail in Note 5 to the consolidated financial statements, in May 2020, the Company completed its acquisition of Neon Therapeutics Inc. (Neon) for a purchase price of €89.9 million. As a result of the acquisition, the Company acquired in-process research and development (IPR&D) assets including a neoantigen-targeting T cell platform that can be utilized to develop product candidates across several neoantigen-targeting non-engineered and engineered T cell therapies with BNT221 (NEO-PTC-01) being the most advanced program acquired. The lead program acquired is BNT222 (NEO-STC-01) a T-cell therapy candidate targeting shared RAS neoantigens. NEO-PTC-01 and NEO-STC-01 IPR&D assets were accounted for as definite-lived intangible assets and valued at €28.8 million and €0.6 million, respectively.

Auditing the valuation of the IPR&D assets was complex because of the significant estimation uncertainty in determining the fair value of the intangible assets. The fair value determination is based on a discounted cash flow model using certain assumptions containing high subjectivity, such as revenue growth, probability of technical success and discount rates. These significant assumptions are forward-looking and could be affected by future economic and market conditions. Further, the estimated fair value of the IPR&D assets was sensitive to changes in these assumptions.

How We Addressed the Matter in Our Audit

We evaluated the design and tested the operating effectiveness of the Company’s controls related to the valuation of the IPR&D assets. For example, we tested controls over management’s review of the significant assumptions used to calculate the valuation of the intangible assets acquired including forecasts of future cash flows, discount rate and review of the valuation model.

Our audit procedures included, among others, obtaining an understanding of management’s approach to developing the probability of technical success and evaluating the reasonableness by comparing to analyst expectations, historical results of similar products in development and industry trends. In addition, to evaluating the probability of technical success, we considered the phase of development of the IPR&D project and third-party data regarding clinical trial success rates. We evaluated the reasonableness of the projected revenue growth used in the valuation by comparing assumptions to industry trends, such as patient population, market studies, and price ranges for similar drugs. Our procedures also included sensitivity analysis of the significant assumptions to evaluate the change in the fair value of the IPR&D assets resulting from changing the assumptions.

Further, we involved our valuation specialists to evaluate the discounted cash flow model used by the Company and to test the discount rate utilized in the Company’s valuation. Lastly, we evaluated the adequacy of the Company’s related disclosures.

/s/ Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft

We have served as the Company’s auditor since 2018

Cologne, Germany

March 30, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Management and Supervisory Boards of BioNTech SE

Opinion on Internal Control Over Financial Reporting

We have audited BioNTech SE’s and subsidiaries’ internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission “(2013 framework),” (the COSO criteria).  In our opinion, BioNTech SE and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of BioNTech US Inc. and BioNTech Manufacturing Marburg GmbH, which are included in the 2020 consolidated financial statements of the Company and constituted 10% and 6% of total assets and net assets, respectively, as of December 31, 2020 and 0% of revenues and constituted €35.7 million of net loss included within the €15.2 million total profit for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of BioNTech US Inc. and BioNTech Manufacturing Marburg GmbH.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes and our report dated March 30, 2021 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft

Cologne, Germany

March 30, 2021

Consolidated Statements of Financial Position

		December 31,	December 31,
(in thousands)		2020	2019
Assets	Note
Non-current assets
Intangible assets	11	€163,490	€89,434
Property, plant and equipment	10	226,968	93,044
Right-of-use assets	19	98,988	55,018
Other assets	14	1,045	-
Deferred tax assets	8	161,233	-
Total non-current assets		€651,724	€237,496
Current assets
Inventories	13	64,120	11,722
Trade receivables	12	165,468	11,913
Other financial assets	12	137,234	1,680
Other assets	14	60,966	9,069
Income tax assets		898	756
Deferred expenses	15	28,001	5,862
Cash and cash equivalents	12	1,210,209	519,149
Total current assets		€1,666,896	€560,151
Total assets		€2,318,620	€797,647

Equity and liabilities
Equity
Share capital	16	246,310	232,304
Capital reserve	16	1,514,451	686,714
Treasury shares	16	(4,789)	(5,525)
Accumulated losses		(409,629)	(424,827)
Other reserves	17	25,503	4,826
Total equity		€1,371,846	€493,492
Non-current liabilities
Interest-bearing loans and borrowings	12	231,047	68,904
Other financial liabilities	12	31,476	-
Provisions	20	5,498	-
Contract liabilities	6	71,892	97,109
Other liabilities	18	566	-
Deferred tax liabilities		281	-
Total non-current liabilities		€340,760	€166,013
Current liabilities
Interest-bearing loans and borrowings	12	9,142	5,307
Trade payables	12	102,288	20,498
Other financial liabilities	12	74,075	10,352
Government grants	7.5	91,951	-
Tax provisions		11	150
Other provisions		903	762
Contract liabilities	6	299,583	93,583
Other liabilities	18	28,061	7,490
Total current liabilities		€606,014	€138,142
Total liabilities		€946,774	€304,155
Total equity and liabilities		€2,318,620	€797,647

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Operations

		Years ended December 31,
		2020	2019	2018
(in thousands, except per share data)	Note

Revenues
Research & development revenues	6	€178,849	€84,428	€101,837
Commercial revenues	6	303,476	24,161	25,738
Total revenues		482,325	108,589	127,575

Cost of sales	7.1	(59,333)	(17,361)	(13,690)
Research and development expenses	7.2	(645,029)	(226,466)	(143,040)
Sales and marketing expenses	7.3	(14,512)	(2,718)	(3,041)
General and administrative expenses	7.4	(94,049)	(45,547)	(26,334)
Other operating expenses		(2,358)	(739)	(720)
Other operating income	7.5	250,539	2,724	5,396
Operating loss		€(82,417)	€(181,518)	€(53,854)

Finance income*	7.6	1,564	4,122	8,046
Finance expenses*	7.7	(62,946)	(326)	(48)
Interest expenses related to lease liabilities	19	(2,003)	(1,718)	(1,721)
Share of loss of equity method investees		-	-	(84)
Loss before tax		€(145,802)	€(179,440)	€(47,662)

Income taxes	8	161,000	268	(600)
Profit / (Loss) for the period		€15,198	€(179,172)	€(48,262)

Attributable to:
Equity holders of the parent		15,198	(179,056)	(48,019)
Non-controlling interests		-	(116)	(243)
Profit / (Loss) for the period		€15,198	€(179,172)	€(48,262)

Earnings per share
Basic and diluted, profit / (loss) for the period attributable to ordinary equity holders of the parent**		€0.06	€(0.85)	€(0.25)

* Foreign exchange differences on a cumulative basis are shown either as finance income or expenses and might switch between those two positions during the year-to-date reporting periods.

** Numbers of shares for calculating the earnings per share for the years ended December 31, 2019 and December 31, 2018 have been adjusted to reflect capital increase due to 1:18 share split, which occurred on September 18, 2019.

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income / (Loss)

		Years ended December 31,
		2020	2019	2018
(in thousands)	Note
Profit / (Loss) for the period		€15,198	€(179,172)	€(48,262)

Other comprehensive income / (loss)
Other comprehensive income / (loss) that may be reclassified to profit or loss in subsequent periods, net of tax
Exchange differences on translation of foreign operations		(11,096)	77	10
Net other comprehensive income / (loss) that may be reclassified to profit or loss in subsequent periods		(11,096)	77	10

Other comprehensive loss that will not be reclassified to profit or loss in subsequent periods, net of tax
Remeasurement loss on defined benefit plans		(273)	-	-
Net other comprehensive loss that will not be reclassified to profit or loss in subsequent periods		(273)	-	-

Other comprehensive income / (loss) for the period, net of tax		(11,369)	77	10

Comprehensive income / (loss) for the period, net of tax		€3,829	€(179,095)	€(48,252)

Attributable to:
Equity holders of the parent		3,829	(178,979)	(48,009)
Non-controlling interests		-	(116)	(243)
Comprehensive income / (loss) for the period, net of tax		€3,829	€(179,095)	€(48,252)

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Stockholders’ Equity

		Equity attributable to equity holders of the parent
(in thousands)	Note	Share capital	Capital reserve	Treasury shares	Accumulated losses	Other reserves	Foreign currency translation reserve	Total	Non-controlling interest	Total equity
As of January 1, 2018		€166,764	€8,922	-	€(197,753)	€(27,206)	€(23)	€(49,296)	€1,090	€(48,206)
Loss for the period		-	-	-	(48,019)	-	-	(48,019)	(243)	(48,262)
Other comprehensive income		-	-	-	-	-	10	10	-	10
Total comprehensive income		-	-	-	(48,019)	-	10	(48,009)	(243)	(48,252)
Issuance of share capital	16	25,949	329,867	-	-	-	-	355,816	-	355,816
Share based payments	17	-	-	-	-	7,641	-	7,641	-	7,641
Settlement of share-based payment plan		583	5,326	-	-	(5,909)	-	-	-	-
As of December 31, 2018		€193,296	€344,115	-	€(245,771)	€(25,474)	€(13)	€266,153	€847	€267,000
Loss for the period		-	-	-	(179,056)	-	-	(179,056)	(116)	(179,172)
Other comprehensive income		-	-	-	-	-	77	77	-	77
Total comprehensive income		-	-	-	(179,056)	-	77	(178,979)	(116)	(179,095)
Issuance of share capital	16	8,126	41,748	-	-	-	-	49,874	-	49,874
Capital increase Series B	16	17,990	186,390	(5,525)	-	-	-	198,855	-	198,855
Capital increase initial public offering (referred to as IPO)	16	10,517	132,743	-	-	-	-	143,260	-	143,260
Acquisition of non-controlling interest	16	2,375	(1,644)	-	-	-	-	731	(731)	-
Transaction costs	16	-	(16,638)	-	-	-	-	(16,638)	-	(16,638)
Share based payments	17	-	-	-	-	30,236	-	30,236	-	30,236
As of December 31, 2019		€232,304	€686,714	€ (5,525)	€(424,827)	€4,762	€64	€493,492	-	€493,492
Profit for the period		-	-	-	15,198	-	-	15,198	-	15,198
Other comprehensive loss		-	-	-	-	(273)	(11,096)	(11,369)	-	(11,369)
Total comprehensive income		-	-	-	15,198	(273)	(11,096)	3,829	-	3,829
Issuance of share capital	16	14,006	860,960	736	-	-	-	875,702	-	875,702
Transaction costs	16	-	(33,223)	-	-	-	-	(33,223)	-	(33,223)
Share-based payments	17	-	-	-	-	32,046	-	32,046	-	32,046
As of December 31, 2020		€246,310	€1,514,451	€(4,789)	€(409,629)	€36,535	€(11,032)	€1,371,846	-	€1,371,846
* Numbers as of January 1, 2019 have been adjusted to reflect capital increase due to 1:18 share split which occurred on September 18, 2019.

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

	Years ended December 31,
	2020	2019	2018
(in thousands)

Operating activities
Profit / (Loss) for the period	€15,198	€(179,172)	€(48,262)
Income taxes	(161,000)	(268)	600
Loss before tax	€(145,802)	€(179,440)	€(47,662)
Adjustments to reconcile loss before tax to net cash flows:
Depreciation and amortization of property, plant, equipment and intangible assets	38,744	33,896	21,984
Share-based payment expense	32,142	30,236	7,641
Net foreign exchange differences	41,275	70	459
(Gain) / Loss on disposal of property, plant and equipment	595	542	(14)
Finance income	(1,564)	(1,782)	(1,996)
Interest on lease liability	2,003	1,717	1,721
Finance expense	20,336	326	48
Movements in government grants	91,951	-	-
Share of loss of an associate and a joint venture	-	-	84
Other non-cash income	1,749	-	-
Working capital adjustments:
Decrease / (Increase) in trade receivable and contract assets	(247,886)	2,939	(18,732)
Decrease / (Increase) in inventories	(49,794)	(5,798)	(1,253)
(Decrease) / Increase in trade payables, other liabilities, contract liabilities and provisions	204,583	(80,577)	(21,080)
Interest received	1,444	1,256	1,996
Interest paid	(3,628)	(2,044)	(1,769)
Income tax received (paid), net	378	122	(304)
Net cash flows used in operating activities	€(13,474)	€(198,537)	€(58,877)

Investing activities
Purchase of property, plant and equipment	(66,033)	(38,592)	(29,901)
Proceeds from sale of property, plant and equipment	1,241	21	705
Purchase of intangibles assets and right-of-use assets	(19,413)	(32,488)	(37,256)
Acquisition of subsidiaries and businesses, net of cash acquired	(60,643)	(6,056)	-
Net cash flows used in investing activities	€(144,848)	€(77,115)	€(66,452)

Financing activities
Proceeds from issuance of share capital, net of costs	753,007	375,351	361,725
Proceeds from loans and borrowings	156,027	11,000	5,600
Repayment of loans and borrowings	(1,566)	-	-
Payments related to lease liabilities	(12,743)	(3,061)	(2,148)
Net cash flows from financing activities	€894,725	€383,290	€365,177

Net increase in cash and cash equivalents	736,403	107,638	239,848
Change in cash and cash equivalents resulting from exchange rate differences	(45,343)	16	(459)
Cash and cash equivalents at January 1	519,149	411,495	172,106
Cash and cash equivalents at December 31	€1,210,209	€519,149	€411,495

The accompanying notes form an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

1	Corporate Information

BioNTech SE is a limited company incorporated and domiciled in Germany. American Depositary Shares (ADS) representing BioNTech SE’s ordinary shares have been publicly traded on Nasdaq Global Select Market since October 10, 2019. The registered office is located in Mainz, Germany (An der Goldgrube 12, 55131 Mainz). The accompanying International Financial Reporting Standards (IFRS) consolidated financial statements present the financial position and the results of operation of BioNTech SE and its subsidiaries, hereinafter also referred to as “BioNTech” or the “Group”.

During the year ended December 31, 2020 the following changes to the Group structure occurred:

•	On February 16, 2020, BioNTech Protein Therapeutics GmbH was renamed to BioNTech Delivery Technologies GmbH and the company’s registered office was changed from Mainz to Halle.

•

On May 6, 2020, BioNTech SE acquired Neon Therapeutics, Inc., Cambridge, Massachusetts, United States (formerly Nasdaq: NTGN), or Neon. Under the merger agreement by and among BioNTech, Neon and BioNTech’s wholly-owned subsidiary, Endor Lights, Inc., New York, United States, Endor Lights, Inc. merged with and into Neon. The new subsidiary operates under the name BioNTech US Inc., is held indirectly via BioNTech USA Holding, LLC. as a wholly-owned subsidiary and serves as BioNTech’s headquarters in the United States.

•	On July 17, 2020, BioNTech IVAC GmbH was renamed to BioNTech Manufacturing GmbH and on August 7, 2020, BioNTech Small Molecules GmbH was renamed to BioNTech Europe GmbH.

•	On September 17, 2020, the liquidation process for BioNTech Austria Beteiligungen GmbH was initiated by a resolution of the shareholders.

•	On October 15, 2020, BioNTech Pharmaceuticals Asia Pacific Pte. Ltd. was founded and is a wholly-owned subsidiary of BioNTech SE.

•

Three new real estate entities have been founded in Germany: BioNTech Real Estate An der Goldgrube GmbH & Co. KG, BioNTech Real Estate Adam-Opel-Straße GmbH & Co. KG and BioNTech Real Estate Haus Vier GmbH & Co. KG, all Holzkirchen. All are partnerships wholly-owned by its limited partner BioNTech Real Estate Holding GmbH, a wholly-owned subsidiary of BioNTech SE.

•

On October 31, 2020, BioNTech SE acquired Novartis Manufacturing GmbH, Marburg, Germany. The new production site operates under the name BioNTech Manufacturing Marburg GmbH, a wholly-owned subsidiary of BioNTech SE.

•	On November 11, 2020, BioNTech UK Limited was founded and is a wholly-owned subsidiary of BioNTech SE.

•	On December 15, 2020, reBOOST Management GmbH was renamed to reSano GmbH.

All entities listed above are included in the Group’s consolidated financial statements.

Information on the Group’s structure is provided in Note 4.

The consolidated financial statements of the Group for the year ended December 31, 2020 were authorized for issue in accordance with a resolution of the Supervisory Board on March 30, 2021.

2	Significant Accounting Policies
2.1	Basis of Preparation

General

The consolidated financial statements have been prepared on a going concern basis in accordance with the IFRS as issued by the International Accounting Standards Board (IASB).

BioNTech prepares and publishes its consolidated financial statements in Euros and rounds numbers to thousands or millions of Euros, respectively. Accordingly, numerical figures shown as totals in some tables may not be exact arithmetic aggregations of the figures that preceded them and figures presented in the explanatory notes may not add up to the rounded arithmetic aggregations.

Segment Information

Historically BioNTech reported four segments: Clinical, Technology Platform, Manufacturing and Product Sales & External Services. In the course of the year ended December 31, 2020, BioNTech leveraged the breadth of its immunotherapy technologies and used its expertise to mobilize these rapidly to address the COVID-19 pandemic. In December 2020, BioNTech’s COVID-19 vaccine was authorized or approved for emergency or temporary use or granted conditional marketing authorization in over 65 countries worldwide. Beginning in the fourth quarter, given the financial and operational significance of the activities to develop and then market, produce and transport the COVID-19 vaccine, BioNTech’s Management Board, as the chief operating decision maker (CODM), reviewed financial information presented on a consolidated basis. Decisions with respect to business operations and resource allocations are made by the CODM based on BioNTech as a whole. Accordingly, BioNTech operates and makes decisions as a single operating segment, which is also its reporting segment.

2.2	Basis of Consolidation

The consolidated financial statements comprise the financial statements of BioNTech SE and its controlled investees (subsidiaries).

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

The profit / (loss) and each component of other comprehensive income / (loss) for the period are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the consolidated financial statements of subsidiaries to bring their accounting policies in line with the Group’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

If the Group loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interests and other components of equity, while any resultant gain or loss is recognized in the consolidated statements of operations. Any investment retained is recognized at fair value.

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

After initial recognition, goodwill is tested at least annually or when there is an indication for impairment. See Note 2.3.13. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill has been allocated to a cash-generating unit (CGU) and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is measured based on the relative values of the disposed operation and the portion of the cash-generating unit retained.

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

2.3.4	Revenue from Contracts with Customers

Revenue Recognition

BioNTech generates revenues from collaboration and license agreements under which BioNTech grants licenses to use, research, develop, manufacture and commercialize product candidates and products. BioNTech determined that those collaboration and license agreements qualify as contracts with its customers. If the grant of a license is bundled together with the rendering of services, it is assessed whether these agreements are comprised of more than one performance obligation. A performance obligation is only accounted for as the grant of a license if the grant of a license is the sole or the predominant promise of the performance obligation.

If the consideration in an agreement includes a variable amount, BioNTech estimates the amount of consideration to which BioNTech will be entitled in exchange for transferring the goods to the customer. At contract inception, the variable consideration is estimated based on the most likely amount of consideration expected from the transaction and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with respect the variable consideration is subsequently resolved. The estimated revenue is updated at each reporting date to reflect the current facts and circumstances.

If a contract with a customer contains more than one performance obligation, the transaction price is allocated to each performance obligation based on relative-stand-alone selling prices.

For each separate performance obligation, it is evaluated whether control is transferred either at a point in time or over time. For performance obligations that are satisfied over time, revenue is recognized based on a measure of progress, which depicts the performance in transferring control to the customer. Under the terms of its licensing arrangements, BioNTech provides the licensee with a research and development license, which represents a right to access BioNTech’s intellectual property as it exists throughout the license period (as BioNTech’s intellectual property is still subject to further research). Therefore, the promise to grant a license is accounted for as a performance obligation satisfied over time, as the licensee simultaneously receives and consumes the benefits of BioNTech’s performance.

Earnings based on the collaboration partners’ gross profit, which is shared under the respective collaboration agreements are recognized based on the sales-based or usage-based royalty exemption; i.e. when, or as, the underlying sales occur, which is when the performance obligation has been satisfied. As described further in Note 3, BioNTech uses certain information from its collaboration partners, some of which is based on preliminary data shared between the partners and might vary once final data is available.

Revenue arrangements that involve two or more partners who contribute to the provision of a specific good or service to a customer are assessed in terms of principal-agent considerations in order to determine the appropriate treatment for the transactions between BioNTech and the collaborator and the transactions between BioNTech and other third parties. The classification of transactions under such arrangements is determined based on the nature and contractual terms of the arrangement along with the nature of the operations of the participants. Any consideration related to activities in which BioNTech is considered the principal, which includes being in control of the good or service before such good or service is transferred to the customer, are accounted for as gross revenue. Any consideration related to activities in which BioNTech is considered the agent, are accounted for as net revenue.

Revenue from the sale of pharmaceutical and medical products (e.g. COVID-19 vaccine sales and other sales of peptides and retroviral vectors for clinical supply) is recognized when BioNTech transfers control of the product to the customer. Control of the product normally transfers when the customer gains physical possession and BioNTech has not retained any significant risks of ownership or future obligations with respect to the product. A receivable is recognized, as the consideration is unconditional and only the passage of time is required before payment is due. The transaction price is quoted in the relevant price lists in force at the date of customer placing the respective order for such products. Payments from customers are due within 20 days (Europe) or 30 days (non-Europe) after invoice.

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

Government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as other income on a systematic basis over the periods that the related costs, for which the grant is intended to compensate, are expensed. When the grant relates to an asset, it is recognized as deferred income within the consolidated statements of financial position. Other income is subsequently recognized in profit or loss over the useful live of the underlying asset subject to funding.

2.3.6	Taxes

Current Income Tax

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Group operates and generates taxable income.

In addition, current income taxes presented for the period include adjustments for uncertain tax payments or tax refunds for periods not yet finally assessed, excluding interest expenses and penalties on the underpayment of taxes. Due to the increasing complexity of tax laws and the corresponding uncertainty regarding the legal interpretation by the fiscal authorities, tax calculations are generally subject to an elevated amount of uncertainty. In the event that amounts included in the tax return are considered unlikely to be accepted by the tax authorities (uncertain tax positions), a provision for income taxes is recognized.

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

Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Recognition of Taxes

Current and deferred tax items are recognized similar to the underlying transaction either in profit or loss, other comprehensive income or directly in equity.

The Group offsets current tax assets and current tax liabilities if, and only if, it has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. Deferred tax assets and deferred tax liabilities are only offset when the Group has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either (i) the same taxable entity or (ii) different taxable entities, which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

Sales Tax

Expenses and assets are recognized net of sales tax, except when the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority.

The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the consolidated statements of financial position.

2.3.7	Foreign Currencies

The Group’s consolidated financial statements are presented in Euros, which is also BioNTech SE’s functional currency. For each entity, the Group determines the functional currency, and items included in the consolidated financial statements of such entity are measured using that functional currency. The Group uses the direct method of consolidation and on disposal of a foreign operation, the gain or loss that is reclassified to the consolidated statements of operations reflects the amount that arises from using this method.

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

Foreign Currency Translation

On consolidation, the assets and liabilities of foreign operations are translated into Euros at the rate of exchange prevailing at the reporting date and their consolidated statements of operations are translated at exchange rates prevailing at the dates of the transactions.

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

An item of property, plant and equipment initially recognized is derecognized upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statements of operations when the asset is derecognized.

The residual values, useful lives and methods of depreciation of property, plant and equipment are reviewed at each financial year-end and adjusted prospectively, if appropriate.

2.3.9	Leases

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

The lease liability is subsequently measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, or if the Group changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in the consolidated statements of operations if the carrying amount of the right-of-use asset has been reduced to zero.

The Group presents right-of-use assets separately and lease liabilities in ‘financial liabilities’ in the consolidated statements of financial position.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets or shorter lease term, as follows:

Right-of-use assets	Useful life (Years)
Buildings	2-25
Equipment, tools and installations	2-5
Production facilities	2-3
Automobiles	3-4

Short-Term Leases and Leases of Low-Value Assets

The Group has elected not to recognize right-of-use assets and lease liabilities for short-term leases of machinery that have a lease term of 12 months or less or leases of low-value assets. The Group recognizes the lease payments associated with these leases as an expense in the consolidated statements of operations on a straight-line basis over the lease term.

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

Intangible assets with finite lives are amortized generally on a straight-line basis over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are at least reviewed at the end of each reporting period. The amortization expense on intangible assets with finite lives is recognized in the consolidated statements of operations in the expense category that is consistent with the function of the intangible assets.

A summary of the useful lives applied to the Group’s intangible assets is as follows:

Intangible assets	Useful life (Years)
Intellectual property rights	10-20
Licenses	3-20
Software	3-8

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

The Group has classified advanced payments on intangible assets as intangible assets, which are not yet ready for use. Advanced payments on intangible assets are tested for impairment on an annual basis.

An intangible asset is derecognized upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statements of operations.

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

Due to the inherent risk of failure in pharmaceutical development and the uncertainty of approval, management has determined that these criteria are not met in the biotech sector until regulatory approval has been obtained. The related expenditure is reflected in the consolidated statements of operations in the period in which the expenditure is incurred.

Following initial recognition of the development expenditure as an asset, the asset is carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete and the asset is available for use. It is amortized over the period of expected future benefit. Amortization is recorded in cost of sales. During the period of development, the asset is tested for impairment annually.

2.3.11	Financial Instruments – Initial Recognition and Subsequent Measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

i) Financial Assets

Initial recognition and Measurement

Financial assets are initially measured at fair value. The Group’s financial assets mainly include trade receivables as well as other receivables that reflect BioNTech’s entitlement to cash. With respect to trade receivable, the Group has applied the practical expedient which means that they are measured at the transaction price determined under IFRS 15. Refer to the accounting policies in Note 2.3.4. Other financial assets are measured at amortized costs since they are held by the Group to collect contractual cash flows, which are solely payments of principal and interest. Gains and losses are recognized in profit or loss when the financial asset is derecognized, modified or impaired.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Group’s consolidated statements of financial position) when the rights to receive cash flows from the asset have expired or have been transferred in terms of fulfilling the derecognition criteria.

Impairment of Financial Assets

An allowance for expected credit losses (ECLs) is considered for all debt instruments of the Group. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all of the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

For trade receivables and contract assets, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment. In this analysis BioNTech also considered that governments and health ministries which are BioNTech’s customers established in connection with progressing the commercial activities of the Group with respect to BioNTech’s COVID-19 vaccine.

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

Financial Liabilities at Fair Value through Profit or Loss

Financial liabilities at fair value through profit of the Group include the embedded derivative, which was bifurcated from the convertible note, as host contract, and is recognized as a separate financial instrument until it is extinguished upon conversion. Financial liabilities at fair value further include contingent considerations resulting from the Group’s business combinations.

Gains or losses arising from fair value measurement adjustments of the embedded derivative and the contingent consideration are recognized in profit and loss within the consolidated statements of operations.

Loans, Borrowings, Trade Payables and Other Financial Liabilities

After initial recognition, interest-bearing loans and borrowings, trade payables and other financial liabilities are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in the consolidated statements of operations when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the consolidated statements of operations.

This category generally applies to interest-bearing loans and borrowings.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the consolidated statements of operations.

2.3.12	Inventories

Inventories are valued at the lower of cost and net realizable value.

Costs incurred in bringing each product to its present location and condition are accounted for as follows:

•	raw materials and supplies: purchase cost on a first-in/first-out basis; or
•

unfinished goods and finished goods: cost of direct materials and labor, including both internal manufacturing and third-party contract manufacturing organizations, or CMOs, and a proportion of manufacturing overheads based on the normal operating capacity, but excluding borrowing costs.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

2.3.13	Impairment of Non-Financial Assets

The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. Goodwill is tested for impairment annually as of October 1. Impairment is determined for goodwill by assessing the recoverable amount of each cash generating unit (or group of CGUs) to which the goodwill relates. If any indication exists, or when annual impairment testing is performed, the Group estimates the asset’s or CGU’s recoverable amount. The recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or cash generating unit exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

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

Impairment losses of continuing operations are recognized in the consolidated statements of operations in expense categories consistent with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Group estimates the asset’s or cash generating unit’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statements of operations unless the asset is carried at a revalued amount, in which case, the reversal is treated as a revaluation increase.

2.3.14	Cash and Cash Equivalents

Cash and cash equivalents comprise cash in banks and on hand and short-term deposits with an original maturity of three months or less, which are subject to an insignificant risk of changes in value.

2.3.15	Pension

The liability in respect of defined benefit pension plans is the defined benefit obligation calculated annually by independent actuaries using the projected unit credit method. The current service cost for such post-employment benefit plans is included in the personnel expenses of the various functions of the respective employees, while the net interest on the net defined benefit liability or asset is recognized in finance expenses or finance income.

2.3.16	Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Group expects some or all of a provision to be reimbursed, for example, under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to a provision is presented in the consolidated statements of operations net of any reimbursement.

2.3.17	Share-Based Payments

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

In 2020 several new and amended standards and interpretations became effective but did not have an impact on the consolidated financial statements of the Group.

Standards/Interpretations	Date of application
Amendments to IFRS 3 Business Combinations	January 1, 2020
Amendments to IFRS 9, IAS 39 and IFRS 7 Interest Rate Benchmark Reform	January 1, 2020
Amendments to IAS 1 and IAS 8 Definition of Material	January 1, 2020
Amendments to References to the Conceptual Framework in IFRS Standards	January 1, 2020
Amendment to IFRS 16 Leases COVID-19-Related Rent Concessions	June 1, 2020

2.5	Standard issued but not yet effective

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

Standards/Interpretations	Date of application
Amendments to IFRS 4 Insurance Contracts – deferral of IFRS 9	January 1, 2021
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Interest Rate Benchmark Reform – Phase 2	January 1, 2021
Amendments to IFRS 3 Business Combinations: Reference to the Conceptual Framework	January 1, 2022
Amendments to IAS 16 Property, Plant and Equipment: Proceeds before Intended Use	January 1, 2022
Amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets - Onerous Contracts – Cost of Fulfilling a Contract Amendments to IAS 37	January 1, 2022
Annual Improvements to IFRS Standards 2018-2020	January 1, 2022
Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current - Deferral of Effective Date	January 1, 2023
IFRS 17 Insurance Contracts (issued on 18 May 2017); including Amendments to IFRS 17	January 1, 2023

The Group does not expect a significant impact of the application of any of these amendments.

3	Significant Accounting Judgments, Estimates and Assumptions

The preparation of the Group’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

Judgments

In the process of applying the Group’s accounting policies, management has made the following judgments, which have the most significant effect on the amounts recognized in the consolidated financial statements:

Revenue from Contracts with Customers

BioNTech applied the following judgments that significantly affect the determination of the amount and timing of revenue from contracts with customers:

Identification and Determination of Performance Obligations

BioNTech generates revenues from collaboration and license agreements, which contain multiple elements, including licenses to use, research, develop, manufacture and commercialize candidates and products, research and development services as well as obligations to develop and manufacture preclinical and clinical material and products. BioNTech determined that those collaboration and license agreements qualify as contracts with its customers. At inception of each agreement, BioNTech applies judgment when determining which promises represent distinct performance obligations. If promises are not distinct, they are combined until the bundle of promised goods and services is distinct. For some agreements, this results in BioNTech accounting for goods and services promised in a collaboration and license agreement as a single performance obligation with a single measure of progress. For these combined performance obligations, BioNTech assesses which of these promises is the predominant promise to determine the nature of the performance obligation. When licenses are granted, BioNTech determined that the grant of the license is the predominant promise within the combined performance obligations. It is assessed that BioNTech grants their customers a right to access or a right to use BioNTech’s intellectual property due to the collaboration and license agreements.

Measurement of the Transaction Price

BioNTech’s collaboration and license agreements often include variable considerations, which are contingent on the occurrence or non-occurrence of a future event (i.e., reaching a certain milestone). When determining deferred revenues of a collaboration and license agreement, BioNTech is required to estimate the amount of consideration to which it will be entitled in exchange for transferring the promised goods or services to the customer.

As there are usually only two possible outcomes (i.e., milestone is reached or not), BioNTech has assessed that the method of the most likely amount is the best method to predict the amount of consideration to which BioNTech will be entitled. At contract inception, the most likely amount for milestone payments is estimated to be zero. BioNTech has assessed that the likelihood of achieving the respective milestone decreases depending on how far the expected date of achieving the milestone lies in the future. At each reporting date, BioNTech uses judgment to determine when to include variable consideration in the transaction price such that it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with respect to the variable consideration is subsequently resolved. BioNTech has concluded that future milestone payments are fully constrained at the end of the current fiscal year.

Future milestone payments would become unconstrained at the satisfaction of the milestone event, specifically a development event, a regulatory approval or achievement of a sales milestone.

Allocation of the Transaction Price to Performance Obligations and Revenue Recognition as Performance Obligations are satisfied

BioNTech allocates the transaction price to performance obligations based on their relative standalone selling prices, which are generally based on best estimates and interpretations of facts and circumstances of each contractual agreement and may require significant judgment to determine appropriate allocation.

Upfront payments and reimbursement for expenses are initially deferred on BioNTech’s consolidated statements of financial position. BioNTech assessed that no significant financing component exists within its collaboration agreements since the overall business purpose of advanced payments is to support the payment structure other than to provide a significant benefit of financing.

For performance obligations in which the costs vary based on progress, an input-based measure considering cost incurred depicts most reliably the progress of the related research activities. In other cases, revenue recognition on a straight-line basis may most reliably depict BioNTech’s performance toward complete satisfaction. In case the contractual activities progress, the achievement of development milestones will be used to measure the progress toward complete satisfaction. BioNTech evaluates the measure of progress each reporting period and, if necessary, adjust the measure of performance and related revenue recognition. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenues and net loss in the period of adjustment.

Upon successfully commercializing a pharmaceutical product, the collaboration and license agreements also provide for additional profit-sharing or tiered royalties earned when customers recognize net sales of licensed products as well as sales milestone payments. Revenue is recognized based on the sales-based or usage-based royalty exemption when, or as, the underlying sales occur, which is when the performance obligation has been satisfied.

Principal-Agent Considerations

Collaboration agreements that involve two or more partners who contribute to the provision of a specific good or service to a customer are assessed in terms of principal-agent considerations. Under BioNTech’s current collaboration agreements, the allocation of marketing and distribution rights defines territories in which the collaboration partner act as a principal respectively. BioNTech recognizes revenue net based on the collaboration partners’ gross profit in territories where the partner is responsible for supply and on a gross basis when directly supplying customers in its territories when control has been transferred. Amounts paid to collaboration partners for their share of BioNTech’s profits where BioNTech is the principal in the transaction are recorded as cost of sales.

Pfizer Agreement Characteristics

With respect to the collaboration with Pfizer, commercial revenue is recognized based on the collaboration partners’ gross profit from COVID-19 vaccine sales, which is shared under the respective collaboration agreement. In determining commercial revenue pursuant to this collaboration agreement, BioNTech is reliant on the collaboration partner for detail regarding its gross profit for the period at hand. BioNTech has been informed by its collaboration partner that certain of the information it intends to provide BioNTech with regard to the gross profit will be, by necessity, preliminary and subject to change. This is mainly due to the fact that the partner’s financial reporting cycle differs from BioNTech’s. Pfizer’s subsidiaries outside the United States have a fiscal year-end of November 30; that is, the details on sales in these territories are required in advance of closing the respective reporting periods. As a result, BioNTech’s determination of its share of such gross profit for purposes of recognizing revenues will be subject to risks that amounts reported might vary from actual amounts reported once the collaboration partner’s final financial results are available.

For the period covered in these consolidated financial statements, Pfizer has calculated gross profit for COVID-19 vaccine sales in the U.S. territory as well as shared preliminary gross profit for COVID-19 vaccine sales in territories outside the United States, both of which will be reconciled and finalized. The respective gross profit shares are calculated based on sales and include consideration of transfer prices. The latter includes manufacturing and shipping costs which represent standard prices and include mark-ups on manufacturing costs as specified by the terms of the agreement. Manufacturing and shipping cost variances were considered as far as those have been identified. Nevertheless, those input parameters maybe adjusted once actual costs are determined. The sales for the U.S. territory, as reported by Pfizer, as well as sales preliminary reported for territories outside the United States have been used to estimate license obligations in terms of royalties and sales milestones. Sales milestones and royalties are recognized as they are earned by the partners. Sales milestones are shared equally, while royalty payments are shared on the basis of revenue in the territories for which the partners are responsible. The estimated royalty fees applied to net sales reflect the license obligations to the extent currently identified from third party contractual arrangements. Changes in estimates are accounted for prospectively, when determined.

These estimated figures are likely to change prospectively in future periods as BioNTech receives final data from Pfizer. Those changes in BioNTech’s share of the collaboration partner’s gross profit will be recognized prospectively as changes to BioNTech’s commercial revenues. To the extent that Pfizer does not provide such preliminary information in the future, BioNTech’s provisional sales figures for territories outside of the United States will be subject to a greater level of estimation and judgment.

Year ended December 31, 2020
(in thousands)	German territory	U.S. territory	Territories outside the U.S.	Total

Direct product sales to BioNTech customers	€ 20,553			€ 20,553
Share of collaboration partner's gross profit		€ 46,997	€ 141,480	€ 188,477
Input parameters used within gross profit share calculation
Sales		reported	preliminary reported
Transfer price (manufacturing, shipping costs and respective variances)		standard prices	standard prices
License payments		identified royalty rate	identified royalty rate

Pfizer’s determination of manufacturing and shipping costs also affects the transfer prices that have been charged to COVID-19 vaccine supplies that it manufactures and supplies to BioNTech and may be subject to adjustment whenever manufacturing and shipping cost variances are identified. Likewise, BioNTech’s own cost of sales and the respective gross profit share owed to BioNTech’s partner may be adjusted prospectively, when changes are determined.

For the carrying amounts of the revenue recognition-related contract balances, see Note 6.

Research and Development Expenses

Research and development expenses consist of costs incurred in performing research and development activities, including personnel-related expenses, contract services and costs for purchased materials, laboratory supplies and non-capital equipment used in the research and development process. Research and development expenses include BioNTech’s share of expenses under the terms of collaboration agreements and 100% of the expenses for wholly-owned product candidates. Research and development expenses shared under collaboration agreements, which are initially incurred by the collaboration partners and subsequently charged to BioNTech, are recorded as purchased services classified within research and development. Cost reimbursements from partners for research and development expenses initially incurred by BioNTech and due to BioNTech under the agreements, are recorded as a reduction to purchased services classified within research and development expenses.

BioNTech has entered into agreements under which third parties grant licenses to BioNTech. Consideration paid under those agreements include upfront payments, development milestone payments and development expense reimbursements as well as sales-based milestone and royalty payments. Milestone payments are recorded when the specific milestone has been achieved. If those licenses grant access to technologies, both parties jointly perform research or development activities and both are exposed to significant risks and rewards of the activities. Costs incurred with the agreements are not treated differently from costs related to own product candidates. If the agreements grant BioNTech rights to use certain patents and technologies, that meet the definition of an identifiable assets, they are treated as acquired intangible assets. This assessment is made based on the facts and circumstances of each contractual agreement.

The value of goods and services received from contract research organizations, or CROs, and contract manufacturing organizations, or CMOs, in the reporting period are estimated based on the level of services performed and progress made in the respective period. Amounts are recorded as accrued expenses if BioNTech has not received an invoice from the service provider. Advance payments for goods or services that will be used or rendered for future research and development activities are recognized as other current assets or other current financial assets respectively. The amounts are currently expensed as the related goods are delivered or the services performed. Management’s estimates are based on the best information available at the time. However, additional information may become available in the future and management may adjust the estimate in such future periods. In this event, BioNTech may be required to record adjustments to research and development expenses in future periods when the actual level of activity becomes more certain. BioNTech considers resulting increases or decreases in cost as changes in estimates and reflects such changes in research and development expenses in the period identified.

Research costs are expensed as incurred. Development expenditures on an individual project are recognized as an intangible asset if, and only if, all of the six criteria can be demonstrated by the Group as shown under Note 2.3.10 above. Due to the inherent risk of failure in pharmaceutical development and the uncertainty of approval, management has determined that these criteria are not met in the biotech sector until regulatory approval has been obtained. The related expenditure is reflected in the consolidated statements of operations in the period in which the expenditure is incurred. Sales-based milestone or royalty payments incurred under license agreements relating to self-developed intangibles after the approval date of the respective pharmaceutical product are considered as contingent considerations. These contingent considerations are recognized as expenses as incurred.

Prior to initial regulatory approval, costs relating to production of products are expensed as research and development expenses in the period incurred. If pre-launch products are sold, the respective product gross margin may be higher compared to the expected recurring margin as the underlying costs will not be included in cost of sales.

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

Business Combinations

The allocation of the purchase price for business acquisitions to the identifiable assets acquired and liabilities assumed based on their respective fair values, requires use of accounting estimates and judgment. Acquired intangible assets are valued using valuation models such as the Multi Period Excess Earnings Method under which fair values are derived from future net cash flows, which are discounted to the acquisition date using an appropriate discount factor. BioNTech has estimated fair values of assets acquired, liabilities assumed and contingent considerations based on reasonable assumptions. BioNTech continues to collect information and reevaluate these provisional estimates and assumptions in accordance with IFRS 3. Any adjustments to these provisional estimates and assumptions is recorded against goodwill provided they arise within the measurement period. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of operations.

For further disclosures relating to business combinations, see Note 5.

Impairment of Non-Financial Assets

Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on DCF model less incremental costs of disposing of the asset. The value in use calculation is based on a DCF model as well. The cash flows are derived from the budget for the next five years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the performance of the assets of the

CGU being tested. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. These estimates are most relevant to goodwill and other intangibles with indefinite useful lives recognized by the Group.

The key assumptions used to determine the recoverable amount for the different CGUs, including a sensitivity analysis, are disclosed and further explained in Note 11.

Share-Based Payments

Determining the fair value of share-based payment transactions requires the most appropriate valuation for the specific program, which depends on the underlying terms and conditions.

The Group has used valuation models like a binomial or Monte-Carlo simulation model for the measurement of the cash- and equity-settled transactions’ fair value at the grant date considering certain assumption relating to, e.g., the volatility of stock price, the determination of an appropriate risk-free interest rate, expected dividends and the probability of reaching a minimum hurdle to exercise the relevant options. For awards which were granted prior to the initial public offering, at a time where no quoted market prices existed, the valuation model assumptions included the option’s underlying share price. For awards which were granted post the initial public offering, the grant date’s share prices on the Nasdaq Global Select Market were included in the valuation.

For further disclosures relating to share-based payments, see Note 17.

Embedded Derivatives

Defining the fair value of the embedded derivative which was bifurcated from the convertible note, as host contract, requires significant judgment.

The Group has used the Cox-Rubinstein binomial tree model when determining the fair value of the conversion right. The primary inputs used in the model include stock price volatility, credit spreads, risk-free interest rate and foreign exchange forward rates. Stock price volatility is based on implied volatility for BioNTech, credit risk is model implied and adjusted for movement in credit spreads for B-rated corporates at each valuation date, the risk-free interest rate is based on currency specific time congruent IBOR and swap rates whereas the foreign exchange forward rates are based on observable market data.

For further disclosures relating to financial instruments, see Note 12.

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

Taxes

The Group is subject to income taxes in more than one tax jurisdictions. Due to the increasing complexity of tax laws and the corresponding uncertainty regarding the legal interpretation by the fiscal authorities, tax calculations are generally subject to an elevated amount of uncertainty. To the extent necessary, possible tax risks are taken into account in form of provisions.

The Group does not recognize or impairs deferred tax assets when it is unlikely that a corresponding amount of future taxable profit will be available against which the deductible temporary differences, tax loss carry forwards and tax credits can be utilized. Significant management judgment is required when determining whether sufficient future taxable profit will be available against which the deductible temporary differences, tax loss carry forwards and tax credits can be utilized. This includes management’s assessment on the character and amounts of taxable future profits, the periods in which those profits are expected to occur, and the availability of tax planning opportunities. As a matter of policy, convincing evidence supporting the recognition of deferred tax assets is required if an entity has suffered a loss in either the current or the preceding periods.

As of December 31, 2020, based on BioNTech’s product-based business plan, including commercial supply commitments agreed with various governments and health ministries under which BioNTech either directly supplies the COVID-19 vaccine or, if they relate to territories which have been allocated to Pfizer, BioNTech will receive the profit share to which its eligible, it is now considered highly probable that taxable profits for the German tax group will be available against which the tax losses can be utilized. On this basis, BioNTech has determined that a deferred tax asset with respect to the German tax group’s tax losses carried forward can be recognized.

On the other hand, management has determined that deferred tax assets on tax losses carried forward that relate to subsidiaries which have a loss making history cannot be recognized. This includes the assessment that those subsidiaries neither have any taxable temporary difference nor any tax planning opportunities available that could support the recognition of deferred tax assets.

For further disclosures relating to deferred taxes, see Note 8.

4	Group Information

Information about Subsidiaries

The consolidated financial statements of the Group include the following subsidiaries:

			% equity interest
Name	Country of incorporation	Registered office	December 31, 2020	December 31, 2019
BioNTech RNA Pharmaceuticals GmbH	Germany	Mainz	100%	100%
BioNTech Delivery Technologies GmbH	Germany	Halle	100%	100%
BioNTech Diagnostics GmbH	Germany	Mainz	100%	100%
BioNTech Europe GmbH (previously BioNTech Small Molecules GmbH)	Germany	Mainz	100%	100%
BioNTech Manufacturing GmbH (previously BioNTech IVAC GmbH)	Germany	Mainz	100%	100%
BioNTech Manufacturing Marburg GmbH	Germany	Marburg	100%	n/a
BioNTech Austria Beteiligungen GmbH	Austria	Vienna	100%	100%
BioNTech Innovative Manufacturing Services GmbH	Germany	Idar-Oberstein	100%	100%
reSano GmbH (previously reBOOST Management GmbH)	Germany	Mainz	100%	100%
JPT Peptide Technologies GmbH	Germany	Berlin	100%	100%
JPT Peptide Technologies Inc.	United States	Cambridge (previously Acton)	100%	100%
BioNTech USA Holding, LLC	United States	Cambridge (previously New York)	100%	100%
BioNTech Research and Development, Inc.	United States	Cambridge (previously New York)	100%	100%
BioNTech US Inc.	United States	Cambridge	100%	n/a
BioNTech Pharmaceuticals Asia Pacific Pte. Ltd	Singapore	Singapore	100%	n/a
BioNTech UK Limited	United Kingdom	Reading	100%	n/a
BioNTech Cell & Gene Therapies GmbH	Germany	Mainz	100%	100%
BioNTech Real Estate Holding GmbH	Germany	Holzkirchen	100%	100%
BioNTech Real Estate Verwaltungs GmbH	Germany	Holzkirchen	100%	100%
BioNTech Real Estate GmbH & Co. KG	Germany	Holzkirchen	100%	100%
BioNTech Real Estate An der Goldgrube GmbH & Co. KG	Germany	Holzkirchen	100%	n/a
BioNTech Real Estate Haus Vier GmbH & Co. KG	Germany	Holzkirchen	100%	n/a
BioNTech Real Estate Adam Opel Straße GmbH & Co. KG	Germany	Holzkirchen	100%	n/a

During the year ended December 31, 2020, two entities were acquired: Neon Therapeutics, Inc. (subsequently renamed BioNTech US Inc.) and Novartis Manufacturing GmbH (subsequently renamed BioNTech Manufacturing

Marburg GmbH). Additionally, BioNTech UK Limited., BioNTech Pharmaceuticals Asia Pacific Pte. Ltd, BioNTech Real Estate Haus Vier GmbH & Co. KG, BioNTech Real Estate An der Goldgrube GmbH & Co. KG and BioNTech Real Estate Adam Opel Straße GmbH & Co. KG were established.

During the year ended December 31, 2019, two entities were founded in the United States: BioNTech USA Holding, LLC, a wholly-owned subsidiary of BioNTech SE, and BioNTech Research and Development, Inc. a wholly-owned subsidiary of BioNTech USA Holding, LLC. Additionally, reSano GmbH (previously reBOOST Management GmbH), was acquired through a share purchase which represents a related party transaction.

Parent Company

ATHOS KG, Holzkirchen, Germany is the sole shareholder of AT Impf GmbH, Munich, Germany and beneficial owner of the following percentage of ordinary shares in BioNTech at the dates as indicated. ATHOS KG via AT Impf GmbH has de facto control over BioNTech based on its substantial shareholding, which enabled it to exercise the majority of voting rights to pass resolutions at BioNTech’s Annual General Meeting, or AGM.

			Ownership of ordinary shares in BioNTech (in %)
Name	Country of incorporation	Registered office	December 31, 2020	December 31, 2019
AT Impf GmbH	Germany	Munich	47.37%	50.33%

Entity with significant Influence over the Group

Medine GmbH, Mainz owned the following percentage of ordinary shares in BioNTech at the following dates as indicated:

			Ownership of ordinary shares in BioNTech (in %)
Name	Country of incorporation	Registered office	December 31, 2020	December 31, 2019
Medine GmbH	Germany	Mainz	17.25%	18.38%

5	Business Combinations

Lipocalyx GmbH

In December 2019, BioNTech Delivery Technologies GmbH (previously BioNTech Protein Therapeutics GmbH), or BioNTech Delivery Technologies, a wholly-owned subsidiary of BioNTech SE, entered into an agreement to acquire all assets, employees and proprietary know-how of Lipocalyx GmbH, or Lipocalyx, and its related parties in exchange for a total cash consideration at an amount of €6.5 million and additional contingent consideration estimated at the closing date of January 6, 2020 in an amount of €0.6 million. The employees of Lipocalyx were transferred automatically to BioNTech Delivery Technologies with effect as of the closing date.

The Group acquired the assets of Lipocalyx and its related parties to combine the acquired technologies and the related know-how with already existing product candidates of the Group to improve their functionality and performance.

The final fair values of the identifiable net assets of Lipocalyx as at the date of acquisition were:

Fair value recognized on acquisition
(in thousands)	Lipocalyx GmbH
Assets
Goodwill	€896
Other intangible assets	5,978
Property, plant and equipment	75
Inventories	139
Total identifiable net assets at fair value	€7,088

Consideration
Cash paid	€6,516
Contingent consideration liability	572
Total consideration	€7,088

The consolidated statements of operations include the result of Lipocalyx since the acquisition date. From the date of acquisition through December 31, 2020, Lipocalyx contributed €1.7 million as operating loss to the respective result of the Group. From the date of acquisition through December 31, 2020, Lipocalyx generated €0.2 million of revenues. Given the timing of closing, the contribution to operating loss and revenues, if the transaction had occurred at the beginning of the reporting period, would not differ materially. Goodwill recognized is primarily attributed to the expected synergies and other benefits from combining the assets and activities of Lipocalyx with those of the Group. The goodwill resulting from the Lipocalyx acquisition during the year ended December 31, 2020 was allocated to the CGU Immunotherapies.

Transaction costs of €17 thousand relating to the acquisition have been expensed and are included in the general and administrative expenses in the consolidated statements of operations and are included in cash flows used in operating activities in the consolidated statements of cash flows.

The purchase agreement with Lipocalyx includes the following contingent cash considerations to the previous owners:

•

€1.0 million upon successful completion of a Phase 1 clinical trial designed to show and establish a sufficient safety margin justifying further development of the first pharmaceutical product relating to acquired technologies formulated in a manner covered by a valid granted claim in a major country of a patent within the assigned IP rights; and

•

€1.0 million upon successful completion of the first Phase 2 clinical trial of the first pharmaceutical product relating to acquired technologies formulated in a manner covered by a valid granted claim in a major country of a patent within the assigned IP rights.

At the acquisition date, the fair value of the contingent consideration was €0.6 million. The contingent consideration is presented in ‘non-current financial liabilities’ in the consolidated statements of financial position (see Note 12).

BioNTech US Inc. (previously Neon Therapeutics, Inc., or Neon)

On May 6, 2020, BioNTech acquired Neon, a biotechnology company developing novel neoantigen-based T-cell therapies, to leverage Neon’s expertise in the development of neoantigen therapies, with both vaccine and T cell capabilities.

Based on the acquisition date share price, the aggregate value of the merger consideration was €89.9 million ($97.1 million) financed by issuing 1,935,488 American Depositary Shares representing BioNTech’s ordinary shares as a stock transaction and including a de minimis cash consideration which was paid to settle Neon’s outstanding stock options.

The fair values and values in accordance with IFRS 3 of the identifiable net assets of BioNTech US Inc. as at the date of acquisition were as follows:

Fair value recognized on acquisition
(in thousands)	BioNTech US Inc.
Assets
Intangible assets	€29,867
Property, plant and equipment	5,617
Right-of-use assets	6,896
Other assets non-current and current	2,704
Cash and cash equivalents	7,749
Total assets	€52,833

Liabilities
Trade payables	1,723
Other liabilities non-current and current	17,793
Total liabilities	€19,516

Total identifiable net assets at fair value	€33,317

Goodwill from the acquisition	56,573
Consideration transferred	€89,890

Consideration
Shares issued, at fair value	89,548
Cash paid	342
Total consideration	€89,890

The intangible assets comprise two neoantigen targeted therapies, BNT221 (NEO-PTC-01) and BNT222 (NEO-STC-01), which were identified and recorded as in-process R&D.

Deferred tax liabilities relating to temporary differences of the assets acquired in the business combination were recognized at an amount of € 8.0 million. To the extent of those deferred tax liabilities assumed, deferred tax assets relating to temporary differences and tax loss carryforwards which existed as of the acquisition date were recognized. Since the conditions to offset were fulfilled, the deferred tax assets and liabilities were offset.

The consolidated statements of operations include the results of BioNTech US since the acquisition date. From the date of acquisition through December 31, 2020, BioNTech US contributed €28.5 million operating loss to respective result of the Group. If the transaction had occurred at the beginning of the reporting period, €59.8 million would have contributed to the operating loss. This amount includes expenses resulting from the merger and should not necessarily be considered representative of the future consolidated results of operations or financial condition on a consolidated basis. From the date of acquisition, BioNTech US did not generate any revenue and no revenue would have been generated if the transaction had occurred at the beginning of the reporting period.

Goodwill recognized is primarily attributable to the expected synergies and other benefits from combining two organizations with a common culture of pioneering translational science and a shared vision for the future of cancer immunotherapy as described above. The goodwill resulting from the BioNTech US acquisition during the year ended December 31, 2020 was allocated to the CGU Immunotherapies.

Transaction costs of €1.1 million relating to the acquisition have been expensed and are included in the general and administrative expenses in the consolidated statements of operations. In the consolidated statements of cash flows they are included in cash flows used in operating activities. The attributable costs of the issuance of the shares of €1.3 million were recorded in equity as a deduction from the capital reserve and are included in cash flows from financing activities in the consolidated statements of cash flows.

BioNTech Manufacturing Marburg GmbH (previously Novartis Manufacturing GmbH)

On October 31, 2020, BioNTech acquired Novartis Manufacturing GmbH, a manufacturing facility in Marburg. Through the acquisition, BioNTech plans to produce its COVID-19 vaccine for global supply.

The fair values and values in accordance with IFRS 3 of the identifiable net assets of BioNTech Manufacturing Marburg GmbH, or BioNTech Marburg, as at the date of acquisition were as follows:

Fair value recognized on acquisition
(in thousands)	BioNTech Manufacturing Marburg GmbH
Assets
Property, plant and equipment	79,828
Right-of-use assets	28,514
Inventories	2,466
Other assets non-current and current	4,343
Cash and cash equivalents	16,319
Total assets	€131,470

Liabilities
Provisions non-current and current	5,127
Trade payables	8,105
Other liabilities non-current and current	33,383
Total liabilities	€46,615

Total identifiable net assets at fair value	€84,855

Bargain purchase	(7,002)
Consideration transferred	€77,853

Consideration
Cash paid	77,853
Total consideration	€77,853

The consolidated statements of operations include the results of BioNTech Marburg since the acquisition date. From the date of acquisition, the transition into a GMP certified manufacturing facility for BioNTech’s COVID-19 vaccine was initiated rapidly. During this time, no revenues have been recognized and set-up, retooling and prepping expenses led to a €6.7 million operating loss, which contributed to the respective result of the Group. Projecting the revenue and result of the joint company as if the acquisition had occurred at the beginning of the reporting period is impracticable, since BioNTech intends to use the facility for manufacturing its COVID-19 vaccine. Information about revenues and net income generated by BioNTech Marburg before the acquisition were considered not to be useful as they are not representative of the future consolidated results of operations or financial condition on a consolidated basis.

The contracting parties shared the understanding that the manufacturing facility is well-equipped to make an important contribution in BioNTech’s effort to develop and manufacture a COVID-19 vaccine. The possibility of acquiring a GMP certified manufacturing facility with well-established biotechnology drug substance and drug product manufacturing equipment as well as an experienced team was a very good opportunity for BioNTech to accelerate its efforts to scale-up the commercial manufacturing capacity for its COVID-19 vaccine production. The fact that the offer to sell and the need to acquire the facility overlapped at a convenient time, the underlying opportunities ultimately resulted in a bargain purchase of €7.0 million which was recognized in other operating income.

Transaction costs of €1.4 million relating to the acquisition have been expensed and are included in the general and administrative expenses in the consolidated statements of operations and are included in cash flows used in operating activities in the consolidated statements of cash flows.

Reconciliation of Goodwill

The carrying amount of goodwill equals the acquisition costs adjusted by currency translation adjustments. The reconciliation of this carrying amount at the beginning and end of the reporting period is presented below:

(in thousands)	Goodwill
As of January 1, 2020	€2,978
Acquisition of subsidiaries and businesses	57,469
Currency differences	(6,750)
As of December 31, 2020	€53,697

6	Revenue from Contracts with Customers
6.1	Disaggregated revenue information

Set out below is the disaggregation of the Group’s revenues from contracts with customers:

	Years ended December 31,
(in thousands)	2020	2019	2018
Research & development revenues from collaborations	€178,849	€84,428	€101,837
Pfizer Inc.	121,597	14,348	7,173
Genentech Inc.	49,195	64,026	49,536
Shanghai Fosun Pharmaceutical (Group) Co., Ltd	5,074	-	-
Other	2,983	6,054	45,128
Commercial revenues	303,476	24,161	25,738
COVID-19 vaccine revenues	270,490	-	-
Sales to collaboration partner*	61,460	-	-
Direct product sales to BioNTech customers	20,553	-	-
Share of collaboration partner's gross profit	188,477	-	-
Other sales	32,986	24,161	25,738
Total	€482,325	€108,589	€127,575

*Represents sales to collaboration partner of products manufactured by BioNTech.

During the year ended December 31, 2020, revenues from contracts with customers mainly increased since revenues were recognized for the first time under two new collaboration agreements, which BioNTech entered into during the year ended December 31, 2020 in order to develop a COVID-19 vaccine, and ultimately led to the recognition of COVID-19 vaccine commercial revenues.

During the year ended December 31, 2020, revenues recognized from two customers, Pfizer (€371.5 million) and Genentech (€49.2 million), each account for more than 10% of total revenues. During the year ended December 31, 2019 revenues recognized from one customer, Genentech (€64.0 million), accounted for more than 10% of total revenues. During the year ended December 31, 2018 revenues recognized from two customers, Genentech (€49.5 million) and Sanofi (€41.7 million), accounted for more than 10% of total revenue. The geographic region which recognized revenues was mainly Germany (also the Country of BioNTech’s domicile) and is based upon the location will bills customers.

Research & Development Revenues from Collaborations

As part of its BNT162 vaccine program against COVID-19, BioNTech collaborates with Pfizer and Fosun Pharma.

Revenue from Pfizer was mainly derived from the collaboration and license agreement to develop a COVID-19 vaccine and, in addition, includes an amount of €3.5 million revenue derived from the existing Influenza collaboration. During the year ended December 31, 2020, a non-refundable upfront cash payment of €66.3 million was received. A regulatory milestone payment of €51.8 million became due, but has not yet been received. Both were fully recognized as revenue during the year ended December 31, 2020.

Fosun Pharma is the collaboration partner with whom BioNTech works together on the development of a COVID-19 vaccine in China. Through the collaboration agreement BioNTech is conducting clinical trials in China, using BioNTech’s proprietary mRNA technology and leveraging Fosun Pharma’s extensive clinical development, regulatory, and commercial capabilities in the country. Fosun Pharma has paid a non-refundable upfront cash payment of €0.9 million and development milestones of €4.2 million that were recognized as revenue during year ended December 31, 2020.

Other collaboration programs have been progressed during the year ended December 31, 2020 and revenues of €52.1 million have been derived from deferred upfront payments measured based on the costs incurred under the respective research programs. For certain collaboration programs, the commencement of trials has been delayed, partially due to slowed patient enrollment or other delays as a result of the COVID-19 pandemic. Accordingly, during the year ended December 31, 2020, revenues from collaboration programs with Genentech and from the Influenza collaboration with Pfizer have generally decreased compared to the prior year periods.

The revenues recorded during the year ended December 31, 2019 mainly included revenues resulting from collaboration and license agreements processed in the research and development phase. The amounts were mainly derived from deferred upfront fees received under the Genentech, Pfizer (Influenza) and Sanofi collaboration. The amounts were recognized as revenue as BioNTech performed under the agreement and measured based on the costs incurred under the respective research programs. Compared to the revenues recognized from collaboration and license agreements during the year ended December 31, 2018, revenues decreased since the revenue recognized in the year ended December 31, 2018 included an amount of €33.2 million collaboration revenue from the Sanofi collaboration for a reimbursement of 50% of CellScript sublicense costs pursuant to a separate sub-sublicense agreement dated December 22, 2018. This transaction only occurred in the year ended December 31, 2018.

Commercial Revenues

BioNTech’s COVID-19 vaccine has evolved from the BNT162 program and has been authorized or approved for emergency or temporary use or has been granted conditional marketing authorization in over 65 countries worldwide, which resulted in recognition of revenues from the sale of pharmaceutical products for the first time. BioNTech is the marketing authorization holder in the European Union, and holder of emergency use authorizations or equivalent in the United States, United Kingdom, Canada and other countries in advance of a planned application for full marketing authorizations in these countries. BioNTech has marketing and distribution rights in Germany and Turkey. Pfizer has marketing and distribution rights worldwide with the exception of China, Germany, and Turkey. Fosun Pharma has marketing and distribution rights in China.

The COVID-19 vaccine manufacturing process leverages Pfizer’s and BioNTech’s manufacturing facilities, consequently responsibilities are shared between BioNTech and Pfizer. Whenever responsibilities in the manufacturing and supply process of the COVID-19 vaccine shift and the COVID-19 vaccine is transferred, it is sold from one partner to the other. During the year ended December 31, 2020, BioNTech has recognized €61.5 million of revenues from selling drug product batches manufactured by BioNTech to Pfizer’s manufacturing site for fill and finish.

Upon receiving a conditional marketing authorization, emergency or temporary use authorization, BioNTech and Pfizer started selling the product. The allocation of marketing and distribution rights defines territories in which the collaboration partners act as a principal respectively. For supplying BioNTech’s territory, Germany, BioNTech acquired COVID-19 vaccine from Pfizer and recognized €20.6 million of revenues from direct COVID-19 vaccine sales during the year ended December 31, 2020. The share of gross profit that Pfizer as collaboration partner has earned based on these sales is recognized as cost of sales.

Based on Pfizer’s COVID-19 vaccine sales in the collaboration partner’s territory, BioNTech is eligible to receive a share of the respective gross profit which represents a net figure and is recognized as collaboration revenue during the commercial phase. During the year ended December 31, 2020, a gross profit share of €188.5 million has been recognized. In order to determine our share of collaboration partner’s gross profits, BioNTech used certain information from the collaboration partner, including revenue from the sale of products, some of which is based on preliminary data shared between the partners and might vary once final data is available.

During the year ended December 31, 2020, €33.0 million of revenues compared to €24.2 million of revenues during the year ended December 31, 2019, and €25.7 million during the year ended December 31, 2018 were recognized from other sales transactions based on sales of diagnostic products, peptides, retroviral vectors for clinical supply, and development and manufacturing services that were sold to third-party customers.

The revenues from contracts with customers disclosed above were recognized as follows:

	Years ended December 31,
(in thousands)	2020	2019	2018
Timing of revenue recognition
Goods and services transferred at a point in time	€108,840	€16,955	€22,828
Goods and services transferred over time	373,485	91,634	104,747
Total	€482,325	€108,589	€127,575

During the year ended December 31, 2019, BioNTech recognized revenue of €1.1 million under a bill-and-hold transaction for which the customer already had obtained control. The bill-and-hold arrangement is substantive since the request to retain the product in BioNTech’s facilities until January 2020 was initiated by the customer.

6.2	Contract Balances

(in thousands)	December 31, 2020	December 31, 2019
Trade receivables	€165,468	€11,913
Contract liabilities	371,475	190,692

Trade receivables are non-interest bearing and are generally settled within 20 to 30 days.

Contract assets are recognized for revenue earned from sales and services based on individual customer contracts of BioNTech Innovative Manufacturing Services GmbH. However, the customers’ advance payments exceeded BioNTech’s transferred goods and services for which a conditional right to consideration exists. Therefore, only contract liabilities net of contract assets are presented as of December 31, 2020 and December 31, 2019, respectively.

Contract liabilities mainly include upfront fees received from BioNTech’s major collaboration and license agreements as well as advance payments received for future COVID-19 vaccine sales and other sales.

The contract liabilities from collaboration and commercial supply agreements as of December 31, 2020 comprise €131.8 million remaining upfront fees from collaboration agreements, €235.8 million of advance payments for future COVID-19 vaccine sales, which had been received during the year ended December 31, 2020 or for which an unconditional right of consideration exists as well as €3.9 million advance payments received on other sales (as of December 31, 2019: €187.6 million of remaining upfront fees from collaborations as well as €3.1 million advance payments received on other sales).

During the year ended December 31, 2020, the increase from payments received exceeded revenues recognized from contract liabilities recorded at the beginning of the year (during the year ended December 31, 2019: decrease in contract liabilities since recognizing revenues from amounts which had been included in contract liabilities at the beginning of the year exceeded advance payments on other sales received).

Set out below is the amount of revenue recognized for the periods indicated:

	Years ended December 31,
(in thousands)	2020	2019	2018
Amounts included in contract liabilities at the beginning of the year	€58,895	€84,112	€59,583

6.3	Performance Obligations

The contract liabilities allocated to the remaining performance obligations from collaboration or commercial supply agreements (unsatisfied or partially unsatisfied) as at year-end are as follows:

(in thousands)	December 31, 2020	December 31, 2019
Within one year	€299,583	€93,583
More than one year	71,892	97,109
Total	€371,475	€190,692

7	Income and Expenses
7.1	Costs of Sales

	Years ended December 31,
(in thousands)	2020	2019	2018
Cost of sales related to COVID-19 vaccine revenues	€35,616	-	-
Cost related to other sales	23,717	17,361	13,690
Total	€59,333	€17,361	€13,690

During the year ended December 31, 2020, cost of sales mainly increased compared to the year ended December 31, 2019 since costs were recognized for the first time with respect to BioNTech’s COVID-19 vaccine sales and included Pfizer’s share of gross profits earned by BioNTech in transactions, where BioNTech is the principal. Costs of sales do not include costs relating to production of pre-launch products since those are expensed as research and development expenses in the period incurred.

7.2	Research and Development Expenses

	Years ended December 31,
(in thousands)	2020	2019	2018
Purchased services	€359,880	€65,552	€42,079
Wages, benefits and social security expense	126,298	83,213	45,668
Laboratory supplies	107,792	37,218	22,921
Depreciation and amortization	30,192	27,533	18,312
IT costs	5,118	3,800	1,572
Lease and lease related cost	3,725	2,527	2,404
Transport costs	2,135	1,081	668
Other	9,889	5,542	9,416
Total	€645,029	€226,466	€143,040

During the year ended December 31, 2020, research and development expenses increased compared to the year ended December 31, 2019 due to an increase in research and development expenses from BioNTech’s BNT162 program. Research and development expenses include BioNTech’s share of expenses under the terms of the Pfizer collaboration agreement. Development costs, which are shared, are divided equally between BioNTech and Pfizer. The amount of shared development expenses, which were initially incurred by Pfizer and subsequently charged to BioNTech, were recorded as purchased services classified within research and development and the reimbursement from Pfizer for research and development expenses initially incurred by BioNTech were recorded as a reduction to research and development expenses. The increase was further driven by an increase in expenses for purchased laboratory supplies as well as an increase in headcount leading to higher wages, benefits and social security expenses. In addition, from May 6, 2020, the date of acquisition, the new U.S.-based subsidiary, BioNTech US Inc., contributed €21.0 million to the research and development expenses of the Group.

During the year ended December 31, 2019, research and development costs increased compared to the year ended December 31, 2018 based on an increase in wages, benefits and social security expenses due to an increase in headcount and the full-year reflection of the Employee Stock Ownership Plan (“ESOP”) expenses during the year ended December 31, 2019 as well as higher development expenses spent on purchased services and laboratory supplies.

7.3	Sales and Marketing Expenses

	Years ended December 31,
(in thousands)	2020	2019	2018
Purchased services	€10,929	€247	€794
Wages, benefits and social security expense	1,636	1,938	1,728
Other	1,947	533	519
Total	€14,512	€2,718	€3,041

During the year ended December 31, 2020, sales and marketing expenses increased compared to the year ended December 31, 2019 due to an increase in purchased service, which we incurred in connection with progressing the commercial activities of the Group with respect to BioNTech’s COVID-19 vaccine.

7.4	General and Administrative Expenses

	Years ended December 31,
(in thousands)	2020	2019	2018
Wages, benefits and social security expense	€33,007	€19,122	€8,582
Purchased services	26,022	6,419	5,177
IT and office equipment	7,404	4,573	3,774
Depreciation and amortization	5,104	4,855	2,284
Insurance premiums	4,840	1,061	145
Job advertisement expenses	2,897	548	861
Lease and lease related cost	2,390	1,715	1,012
Research services	2,033	232	26
Laboratory supplies	1,191	785	456
Contract staffing	1,108	686	781
Other	8,053	5,551	3,236
Total	€94,049	€45,547	€26,334

During the year ended December 31, 2020, general and administrative expenses increased compared to the year ended December 31, 2019 due to higher expenses for purchased management consulting and legal services, an increase in headcount leading to higher wages, benefits and social security expenses and higher insurance premiums. In addition, from May 6, 2020, the date of acquisition, the new U.S.-based subsidiary, BioNTech US Inc., contributed €7.4 million to the general and administrative expenses of the Group, respectively.

During the year ended December 31, 2019, general and administrative expenses increased compared to the year ended December 31, 2018 based on an increase in headcount and the full-year reflection of the ESOP program expenses during the year ended December 31, 2019 as well as a charge of €2.6 million in connection with certain withholding tax payments for intellectual property licenses related to prior years that was recorded during the year ended December 31, 2019 but not during the year ended December 31, 2018.

7.5	Other Operating Income

	Years ended December 31,
(in thousands)	2020	2019	2018
Government grants	€239,017	€1,547	€4,228
Bargain purchase	7,002	-	50
Other	4,520	1,177	1,118
Total	€250,539	€2,724	€5,396

During the year ended December 31, 2020, the other income increased compared to the year ended December 31, 2019. The increase mainly results from government grants for which BioNTech became eligible as part of an initiative by the German Federal Ministry of Education (Bundesministerium für Bildung und Forschung, or the BMBF) to support its COVID-19 vaccine program, BNT162. The BMBF funding was granted to accelerate BioNTech’s vaccine development, and to upscale its manufacturing capabilities in Germany. The funding will also compensate further costs that incur since the COVID-19 vaccine continues to be tested in clinical trials, for example to test it against new variants or to approve it for additional groups (pregnant women, individuals less 16 years), and because study participants will continue to be followed for two years to continue evaluating safety and efficacy. The proportion of the grant that related to expenses incurred by BioNTech is recognized as other operating income with an amount of €238.9 million; the proportion which was received and will compensate BioNTech for future expenses, has been deferred and is presented as government grant in the consolidated statements of financial position with an amount of €88.0 million.

The following table illustrates the changes regarding the government grants:

	Years ended December 31,
(in thousands)	2020	2019	2018
As of January 1	-	-	-
Received during the year	330,968	1,547	4,228
Released to the consolidated statements of operations	(239,017)	(1,547)	(4,228)
As of December 31	€91,951	-	-
Total current	91,951	-	-
Total non-current	-	-	-

7.6	Finance Income

	Years ended December 31,
(in thousands)	2020	2019	2018
Interest income	€1,564	€1,781	€1,996
Foreign exchange gains, net	-	2,341	6,050
Total	€1,564	€4,122	€8,046

During the year ended December 31, 2019, finance income included €2.3 million foreign exchange gains. Foreign exchange differences on a cumulative basis, are either shown as finance income or expenses.

7.7	Finance Expense

	Years ended December 31,
(in thousands)	2020	2019	2018
Amortization of financial instruments	€3,048	€326	€48
Fair value adjustments of financial instruments measured at fair value	17,289	-	-
Foreign exchange loss, net	42,609	-	-
Total	€62,946	€326	€48

During the year ended December 31, 2020, finance expenses included €42.6 million foreign exchange losses as well as €17.3 million in expenses arising from fair value measurement adjustments of the derivative embedded within the convertible note. The increase in foreign exchange losses is mainly due to higher balances in U.S. dollar bank accounts and the weakening of the U.S. dollar when compared to the Euro.

7.8	Employee Benefits Expense

	Years ended December 31,
	2020	2019	2018
(in thousands)
Wages and salaries	€160,655	€98,568	€54,149
Social security costs	17,988	12,394	8,231
Pension costs	761	517	324
Total	€179,404	€111,479	€62,704

The item wages and salaries includes, among other things, expenses for share-based payments.

8	Income Tax

Income tax for the years ended December 31, 2020, December 31, 2019 and December 31, 2018 comprised current income taxes, other taxes and deferred taxes. BioNTech SE is subject to corporate taxes, the solidarity surcharge and trade taxes. The Company’s corporate tax rate in the reporting year remained unchanged (15.0%) as did the solidarity surcharge (5.5%) whereas the average trade tax rate (15.0%) changed. BioNTech USA Holding, LLC is subject to Federal Corporate Income Tax (21.0%) as well as State Income Tax in various state jurisdictions (average rate of 8.1%).

The following table illustrates the current and deferred taxes for the periods indicated:

	Years ended December 31,
(in thousands)	2020	2019	2018
Current income taxes	€17	€(296)	€600
Deferred taxes	(161,034)	-	-
Other taxes	17	28	-
Income taxes	€(161,000)	€(268)	€600

The following table reconciles the expected income taxes to the actual current income taxes and deferred taxes as presented in the table above. The combined income tax rate of 30.79% in the year ended December 31, 2020 (during the years ended December 31, 2019 and 2018: 30.78% and 30.99%, respectively) was applied to loss before taxes to calculate the expected income taxes. This rate consists of above outlined tax rates of BioNTech SE applicable to the Group. The slight decrease of the tax rate results from the Lipocalyx GmbH business combination.

	Years ended December 31,
(in thousands)	2020	2019	2018
Loss before tax	€(145,802)	€(179,440)	€(47,662)

Expected tax benefit (based on BioNTech`s statutory tax rate of 30.79%, 2019: 30.78%, 2018: 30.99%)	44,891	55,240	14,776

Effects
Government grants exempted from taxes	14	48	28
Non-deductible expenses	(770)	(58)	(18)
Add-back for trade tax purposes	(595)	(110)	(96)
Non-tax effective bargain purchase	2,156	-	-
Non-recognition of tax effect on share-based payment expenses	(9,806)	(9,308)	-
Tax-effective equity transaction costs	10,229	5,121	-
Utilization of tax losses	-	-	1,165
Non-recognition of deferred taxes on tax losses and temporary differences	(12,961)	(51,197)	(13,634)
Recognition of deferred taxes on tax losses not recognized in prior periods	102,231	-	-
Recognition of deferred taxes on temporary differences not recognized in prior periods	26,241	192	-
Effect from lower foreign income tax rate	(1,304)	(102)	-
Adjustment prior year tax	(326)	316	-
Tax credit	1,059	-	-
Other effects	(59)	126	(2,821)
Income taxes	€161,000	€268	€(600)

Deferred Taxes

Deferred taxes for the periods indicated relate to the following:

Year ended December 31, 2020
(in thousands)	January 1, 2020	Recognized in P&L*	Recognized in OCI	Acquisition of subsidiaries and businesses	December 31, 2020
Fixed assets	€(655)	€(2,370)	-	€8,637	€5,612
Inventories	596	46	-	329	971
Leases	512	(5,091)	-	(14)	(4,593)
Contract liabilities	23,543	(174)	-	-	23,369
Interest-bearing loans and borrowings	-	(2,741)	-	195	(2,546)
Net employee defined benefit liabilities	-	169	(63)	698	804
Provisions	187	886	-	419	1,492
Other (incl. deferred expenses)	2,087	8,336	-	202	10,625
Tax loss carryforward / tax credit	109,764	41,660	-	24,280	175,704
Deferred Tax Assets Net (before valuation)	€136,034	€40,721	€(63)	€34,746	€211,438
Valuation Adjustment	(136,034)	120,313	-	(34,765)	(50,486)
Deferred Tax Assets Net (after valuation)	-	€161,034	€(63)	€(19)	€160,952

*Includes all changes in deferred taxes related to U.S. tax group other than those acquired in business combination

Year ended December 31, 2019
(in thousands)	January 1, 2019	Recognized in P&L	Recognized in OCI	Acquisition of subsidiaries and businesses	December 31, 2019
Fixed assets	€(90)	€(565)	-	-	€(655)
Inventories	-	596	-	-	€596
Leases	306	206	-	-	€512
Contract liabilities	28,441	(4,898)	-	-	€23,543
Provisions	134	53	-	-	€187
Other (incl. deferred expenses)	161	1,926	-	-	€2,087
Tax loss carryforward / tax credit	55,848	53,916	-	-	€109,764
Deferred Tax Assets Net (before valuation)	€84,799	€51,235	-	-	€136,034
Valuation Adjustment	(84,799)	(51,235)	-	-	(136,034)
Deferred Tax Assets Net (after valuation)	-	-	-	-	-

Accumulated tax losses of the German tax group, German entities not within the tax group and U.S. tax group for the periods indicated amount to the following:

	Years ended December 31,
(in thousands)	2020	2019	2018
Corporate Tax	€596,359	€356,044	€179,264
Trade Tax	513,561	352,341	176,425

	Years ended December 31,
(in thousands)	2020	2019	2018
Federal Tax Credits	€756	-	-
State Tax Credits	250	-	-

The accumulated tax losses related to the German tax group include €457.9 million of corporate income tax losses and €450.9 million of trade tax losses. Under German law, tax losses do not expire. Deferred tax assets on tax losses had not been capitalized in previous years, as there was not sufficient probability in terms of IAS 12 that there would have been future taxable profits available against which the unused tax losses could have been utilized. Following the authorization and approval of the COVID-19 vaccine for emergency or temporary use or having been granted conditional marketing authorization in over 65 countries worldwide, BioNTech re-evaluated previously unrecognized tax losses. Based on BioNTech’s product-based business plan, including commercial supply commitments agreed with various governments and health ministries under which BioNTech either directly supplies the COVID-19 vaccine or, if they relate to territories which have been allocated to Pfizer, BioNTech will receive the profit share to which it is eligible, it is now considered highly probable that taxable profits for the German tax group will be available against which the tax losses can be utilized. On this basis, BioNTech recognized deferred tax assets and liabilities with a net amount of €161.0 million for the losses and temporary differences determined for the German tax group as of December 31, 2020.

The accumulated tax losses related to German entities not within the tax group include €1.7 million of corporate income tax losses and €1.8 million of trade tax losses. With respect to those tax losses, no deferred tax assets have been capitalized, as there is not sufficient probability in terms of IAS 12 that there will be future taxable profits available against which the unused tax losses can be utilized.

The accumulated tax losses related to U.S. tax group include €136.8 million of corporate income tax losses and €60.9 million of trade tax losses. The tax losses related to the U.S. tax group include €20.9 million of federal losses that are expected to expire in 2033 and €115.9 million of federal losses which have no expiration date and can be carried forward indefinitely. In addition, the U.S. tax group has state tax losses of €60.9 million, which may be available to offset future taxable profit and that expire at various dates beginning in 2033. BioNTech’s forecast for the U.S. tax group does not provide sufficient probability for the use of existing tax loss carryforwards in the near future. Therefore, the requirements set out by IAS 12 are not fulfilled for the U.S. tax group. As of December 31, 2020, deferred tax assets are only recognized up to the amount of deferred tax liabilities.

In addition to accumulated tax losses, BioNTech had accumulated federal tax credits of €0.8 million and state tax credits of €0.3 million in the United States as of December 31, 2020. The tax credits in the United States will expire at various dates beginning in 2035 if they are not used.

9	Earnings per Share

Basic earnings per share (EPS) is calculated by dividing the profit / (loss) for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted EPS is calculated by dividing the profit / (loss) attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

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

The following table reflects the income and share data used in the basic and diluted EPS calculations:

	Years ended December 31,
(in thousands)	2020	2019	2018
Gain (loss) attributable to ordinary equity holders of the parent for basic earnings	€15,198	€(179,056)	€(48,019)

Weighted average number of ordinary shares for basic EPS	235,442	211,499	190,710
Effects of dilution from share options	13,085	-	-
Weighted average number of ordinary shares adjusted for the effect of dilution	248,527	211,499	190,710

Earnings per share
in EUR
Basic and diluted, profit / (loss) for the period attributable to ordinary equity holders of the parent*	€0.06	€(0.85)	€(0.25)

* Numbers of shares for calculating the earnings per share for the years ended December 31, 2019 and December 31, 2018 have been adjusted to reflect capital increase due to 1:18 share split, which occurred on September 18, 2019.

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of authorization of these financial statements. Share options were not included in the calculation of diluted EPS for periods in which they were antidilutive; i.e. for the periods in which a loss was incurred.

10	Property, Plant and Equipment

(in thousands)	Land and buildings	Equipment, tools and installations	Construction in progress and advance payments	Total
Acquisition and production costs
As of January 1, 2019	€22,147	€73,613	€7,091	€102,853
Additions	7,269	8,700	22,623	38,592
Disposals	-	(105)	(10)	(115)
Reclassifications	53	-	(53)	-
Currency differences	-	(1)	1	-
Acquisition of subsidiaries and businesses	-	999	-	999
As of December 31, 2019	€29,469	€83,206	€29,652	€142,329
As of January 1, 2020	€29,469	€83,206	€29,652	€142,329
Additions	14,927	10,093	41,013	66,033
Disposals	(41)	(6,892)	(958)	(7,891)
Reclassifications	8,561	1,832	(10,391)	-
Currency differences	(52)	(638)	-	(690)
Acquisition of subsidiaries and businesses	8,400	54,817	22,302	85,519
As of December 31, 2020	€61,264	€142,418	€81,618	€285,300

(in thousands)	Land and buildings	Equipment, tools and installations	Construction in progress and advance payments	Total
Cumulative depreciation and impairment charges
As of January 1, 2019	€6,472	€30,180	-	€36,652
Depreciation	1,854	10,861	-	12,715
Disposals	-	(79)	-	(79)
Reclassifications	-	-	-	-
Currency differences	-	(3)	-	(3)
As of December 31, 2019	€8,326	€40,959	-	€49,285
As of January 1, 2020	€8,326	€40,959	-	€49,285
Depreciation	2,074	13,753	-	15,827
Disposals	(41)	(6,683)	-	(6,724)
Reclassifications	-	-	-	-
Currency differences	(3)	(53)	-	(56)
As of December 31, 2020	€10,356	€47,976	-	€58,332

(in thousands)	Land and buildings	Equipment, tools and installations	Construction in progress and advance payments	Total
Carrying amount
As of January 1, 2019	€15,675	€43,433	€7,091	€66,200
As of December 31, 2019	€21,143	€42,247	€29,652	€93,044
As of December 31, 2020	€50,908	€94,442	€81,618	€226,968

11	Intangible Assets

(in thousands)	Goodwill	Concessions, licenses, in-process R&D and similar rights	Advance payments	Total
Acquisition costs
As of January 1, 2019	€534	€101,853	€1,497	€103,883
Additions	-	11,744	1,529	13,273
Disposals	-	(133)	(477)	(610)
Reclassifications	-	146	(146)	-
Currency differences	-	(23)	-	(23)
Acquisition of subsidiaries and businesses	2,444	2,726	-	5,170
As of December 31, 2019	€2,978	€116,313	€2,403	€121,693
As of January 1, 2020	€2,978	€116,313	€2,403	€121,693
Additions	-	4,187	4,426	8,613
Disposals	-	(5,435)	(643)	(6,078)
Reclassifications	-	233	(233)	-
Currency differences	(6,750)	(3,897)	-	(10,647)
Acquisition of subsidiaries and businesses	57,469	35,845	-	93,314
As of December 31, 2020	€53,697	€147,246	€5,953	€206,895

(in thousands)	Goodwill	Concessions, licenses, in-process R&D and similar rights	Advance payments	Total
Cumulative depreciation and impairment charges
As of January 1, 2019	-	€15,842	-	€15,842
Depreciation	-	16,502	-	16,502
Disposals	-	(81)	-	(81)
Reclassifications	-	-	-	-
Currency differences	-	(3)	-	(3)
As of December 31, 2019	-	€32,260	-	€32,260
As of January 1, 2020	-	€32,260	-	€32,260
Depreciation	-	16,627	-	16,627
Disposals	-	(5,410)	-	(5,410)
Reclassifications	-	-	-	-
Currency differences	-	(72)	-	(72)
As of December 31, 2020	-	€43,405	-	€43,405

(in thousands)	Goodwill	Concessions, licenses, in-process R&D and similar rights	Advance payments	Total
Carrying amount
As of January 1, 2019	€534	€86,011	€1,497	€88,042
As of December 31, 2019	€2,978	€84,053	€2,403	€89,434
As of December 31, 2020	€53,697	€103,841	€5,953	€163,490

Goodwill and intangible assets with indefinite useful lives

For impairment testing, goodwill acquired through business combinations has been allocated to the cash-generating units (CGU) as shown in the following table:

	CGU Immunotherapies		External Product Sales of JPT		Total
(in thousands)	As of December 31, 2020	As of December 31, 2019	As of December 31, 2020	As of December 31, 2019	As of December 31, 2020	As of December 31, 2019
Goodwill	€53,163	€2,444	€534	€534	€53,697	€2,978

The Group performs its annual goodwill impairment test for the respective year as of October 1. As a result of the change to one reportable segment (Note 2.1), BioNTech evaluated the implications on its determination of CGUs for allocation of goodwill. As a result, two CGUs were identified:

•

The Immunotheraopies CGU focuses on the development of therapies to address a range of rare and infectious diseases and includes BioNTech’s broad pipeline includes mRNA-based immune activators, antigen-targeting T-cells and antibodies, and defined immunomodulators of various immune cell mechanisms.

•	The External Products Sales of JPT Peptide Technologies GmbH CGU includes the distribution of innovative peptide-based products to external customers.

CGU Immunotherapies

The recoverable amount of the CGU Immunotherapies has been determined based on a value in use calculation using cash flow projections from financial budgets approved by the Management Board covering a fifteen-year period. The projected cash flows have been updated to reflect the near-term effect from BioNTech’s COVID-19 vaccine. The discount rate applied to cash flow projections is 8.9% and cash flows beyond the forecast period are extrapolated using a 1.0% growth rate that is the same as the long-term average growth rate for the biotech industry. It was concluded that the fair value less costs of disposal did not exceed the value in use. As a result of the analysis, management did not identify an impairment for this CGU.

CGU External Product Sales of JPT Peptide Technologies GmbH

The recoverable amount of the CGU External Product Sales of JPT Peptide Technologies GmbH has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a ten-year period. The discount rate applied to cash flow projections is 7.9% and cash flows beyond the forecast period are extrapolated using a 1.0% growth rate which is in line with industry standard. It was concluded that the fair value less costs of disposal did not exceed the value in use. As a result of the analysis, management did not identify an impairment for this CGU.

Key assumptions used in value in use calculations and sensitivity to changes in assumptions

The calculation of value in use for both CGUs, Immunotherapies and External Product Sales of JPT Peptide Technologies GmbH, is most sensitive to the following assumptions:

•	Discount rates
•	Growth rates used to extrapolate cash flows beyond the forecast period

Discount rates − Discount rates represent the current market assessment of the risks specific to the CGU, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the specific circumstances of the Group and the respective CGU. It is derived from its weighted average cost of capital (WACC). The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by the Group’s investors. The cost of debt is based on the interest-bearing borrowings the Group is obliged to service. CGU-specific risk is incorporated by applying individual beta factors. The beta factors are evaluated annually based on publicly available market data. Adjustments to the discount rate are made to factor in the specific amount and timing of the future tax flows in order to reflect a pre-tax discount rate.

An increase in the discount rate to 9.4% (i.e., +1.5%point) in the CGU External Product Sales of JPT Peptide Technologies GmbH would result in a goodwill impairment as of October 1, 2020. With respect to the CGU Immunotherapies, no reasonable rise in the discount rate would result in an impairment.

Growth rate estimates − Rates are based on published industry research. Management recognizes that the speed of technological change and the possibility of new entrants (further market approvals) can have a significant impact on growth rate assumptions. The effect of new entrants is not expected to have an adverse impact on the forecasts, but could yield a reasonably possible alternative to the estimated long-term growth rate of 1.0%.

With respect to both CGUs, no reasonable reduction in the growth rate estimate would result in an impairment.

In general, BioNTech concluded that no reasonable possible change of key assumptions on which the calculation of the recoverable amount is based would cause the carrying amount of the CGU to exceed its recoverable amount.

Intangible Assets not yet Available for Use

Intangible assets not yet available for use did not exist in the years ended December 31, 2020 and December 31, 2019.

Non-Current assets by Region

As of December 31, 2020 and December 31, 2019, non-current assets comprised €89.2 million respectively €3.8 million intangible assets, property, plant and equipment, right-of-use assets and other assets of our subsidiaries incorporated in the United States respectively. The remaining non-current assets relate to subsidiaries incorporated in Germany.

12	Financial Assets and Financial Liabilities
12.1	Capital Risk Management

BioNTech’s capital management objectives are designed primarily to finance the Group’s growth strategy.

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

(in thousands)	December 31, 2020	December 31, 2019
Cash and cash equivalents at banks and on hand	€1,210,209	€519,149
Total	€1,210,209	€519,149

In meeting its financing objectives, the Group negotiates and enters into research cooperation agreements. In general, the aim is to maximize the financial resources available for further research and development projects.

BioNTech is not subject to externally imposed capital requirements. BioNTech’s capital management objectives were achieved in the reporting year.

No changes were made in the objectives, policies or processes for managing cash during the years ended December 31, 2020 and December 31, 2019.

12.2	Categories of Financial Instruments

Financial assets at amortized cost

Set out below, is an overview of financial assets, other than cash and cash equivalents, held by the Group as of the dates indicated:

Financial assets at amortized cost
(in thousands)	December 31, 2020	December 31, 2019
Trade receivables	€165,468	€11,913
Other financial assets	137,234	1,680
Total	€302,702	€13,593
Total current	302,702	13,593
Total non-current	-	-

As of December 31, 2020, other financial assets mainly include advance-payments received by BioNTech’s collaboration partner on future deliveries and payable to BioNTech.

Financial liabilities: Financial liabilities at amortized cost (including Interest-bearing loans and borrowings and other financial liabilities)

Set out below, is an overview of financial liabilities, other financial liabilities and trade payables held by the Group as of the dates indicated:

Interest-bearing loans and borrowings
(in thousands)	Maturity	December 31, 2020	December 31, 2019
Lease liabilities		€84,158	€57,611
Convertible note - host contract	08/28/2024	87,457	-
3.50% € 50,000,000 secured bank loan	12/21/2026	47,176	-
2.15% € 10,000,000 secured bank loan	12/30/2027	9,032	9,000
2.08% € 9,450,000 secured bank loan	09/30/2028	8,877	7,600
1.90% € 3,528,892.48 secured bank loan	05/30/2039	3,489	-
Total		€240,189	€74,211
Total current		9,142	5,307
Total non-current		231,047	68,904

Other financial liabilities
(in thousands)	December 31, 2020	December 31, 2019
Derivatives not designated as hedging instrument
Convertible note - embedded derivative	€30,903	-
Financial liabilities at fair value through profit or loss
Contingent consideration	572	-
Total financial liabilities at fair value	€31,475	-

Other financial liabilities at amortized cost, other than interest-bearing loans and borrowings
Trade payables	102,288	20,498
Other financial liabilities	74,076	10,352
Total other financial liabilities at amortized cost, other than interest-bearing loans and borrowings	€176,364	€30,850

Total other financial liabilities	€207,839	€30,850
Total current	176,363	30,850
Total non-current	31,476	-

Total financial liabilities
(in thousands)	December 31, 2020	December 31, 2019
Interest-bearing loans and borrowings	€240,189	€74,211
Other financial liabilities	€207,839	€30,850
Total	€448,028	€105,061
Total current	185,505	36,157
Total non-current	262,523	68,904

Interest-Bearing Loans and Borrowings

2.15% and 2.08% Secured Bank Loan

BioNTech maintains two secured loans with Deutsche Bank AG, or Deutsche Bank, to finance the buildouts of the JPT Peptide Technologies GmbH facility and BioNTech Innovative Manufacturing Services GmbH facility. The €10.0 million secured credit facility, entered into with Deutsche Bank by the subsidiary BioNTech Innovative Manufacturing Services GmbH, bears interest at a rate of 2.15% and matures on December 30, 2027. The loan is repayable in equal quarterly installments of €0.3 million commencing on June 30, 2020. As of December 31, 2020, the full amount under this facility is drawn down and the first three scheduled repayments have occurred. The €9.45 million secured credit facility, entered into with Deutsche Bank by the subsidiary JPT Peptide Technologies GmbH, bears interest at a rate of 2.08% and matures on September 30, 2028. The loan is repayable by quarterly installments of €0.3 million commencing on September 30, 2020. As of December 31, 2020, the full amount under this facility is drawn down and the first two scheduled repayments have occurred. Each of these facilities is secured by liens over property.

EIB Manufacturing Financing – 3.50% Secured Bank Loan

In June 2020, BioNTech entered into an agreement with the EIB for a €100.0 million credit facility to partially support the development of BNT162 and fund expansion of the manufacturing capacity to provide worldwide supply of BNT162 in response to the COVID-19 pandemic. The credit consists of (i) a term loan in the amount of €50 million that may be drawn in a single tranche upon the achievement of certain milestone events (Credit A), and (ii) a term loan in the amount of €50.0 million that may be drawn in a single tranche (Credit B). Credit B may only be drawn down after Credit A has been drawn down and upon the achievement of certain milestone events. The financing arrangement is to be secured by way of liens over certain of our property. On December 21, 2020, €50.0 million from Credit A was drawn down. Interest is payable on the outstanding balance of Credit A at the cash interest fixed rate of 1% per annum quarterly in arrears, plus deferred interest at fixed rate of 2.5% per annum. The nominal amount must be repaid on December 21, 2026.

June 2020 Private Placement – Convertible Note

A fund associated with Temasek Capital Management Pte. Ltd., or Temasek, and another accredited investor, contributed a private investment which closed as of August 28, 2020 following the satisfaction of customary closing conditions. The private placement includes an investment in ordinary shares (see Note 16) and a €100.0 million investment in a 4-year mandatory convertible note with a coupon of 4.5% per annum and a conversion premium of 20% above its reference price. As of closing, the convertible note has been classified as a financial liability according to IAS 32 because the conversion features of the note lead to a conversion into a variable number of shares and is measured at amortized costs since the fair value option was not applied. On initial recognition, the financial liability was measured at the present value of the contractually determined future cash flows discounted at the effective interest rate of 9.0%. The financial liability is subsequently measured at amortized cost by using the effective interest rate method until extinguished upon conversion. The conversion features provided for in the contract were identified as a combined embedded derivative since they share the same risk exposure and are interdependent. The embedded derivative was bifurcated from the convertible note, as host contract, and is recognized as a separate financial instrument. Based on the classification as derivative, the instrument is measured at fair value through profit and loss until it is extinguished upon conversion. The fair value of the embedded derivative is determined by modeling the stock price movement using the Cox-Rubinstein binomial tree model to derive the value of the conversion right. The primary inputs used in the model include stock price volatility, credit spreads, risk-free interest rate and foreign exchange forward rates. Stock price volatility is based on implied volatility for BioNTech, credit risk is model implied and adjusted for movement in credit spreads for B-rated corporates at each valuation date, the risk-free interest rate is based on currency specific time congruent IBOR and swap rates whereas the foreign exchange forward rates are based on observable market data.

Other Financial Liabilities at Amortized Cost

Other financial liabilities at amortized cost mainly include provision for outstanding services and obligations derived from license agreements as well as CRO and CMO contracts.

12.3	Fair Values

Fair values of cash and cash equivalents, trade receivables, trade payables and other current financial assets and liabilities approximate their carrying amounts as of December 31, 2020, largely due to the short-term maturities of these instruments.

The liabilities measured at amortized cost include four fixed-interest rate loans as well as a recently issued convertible note. As of December 31, 2020, the carrying value approximates their fair values as there have been no significant changes in relevant interest rates since the inception of the respective loans and note.

The fair values of financial instruments measured at fair value are reassessed on a quarterly basis. The valuation technique used for measuring the fair value of the embedded derivative is based on significant observable inputs (Level 2).

During the year ended December 31, 2020, the fair value adjustment derived from remeasuring the embedded derivative was recognized as finance expenses in profit or loss and amounted to €17.3 million. The initial fair value of the contingent consideration determined at acquisition remains valid since no changes of the underlying performance criteria have occurred.

12.4	Financial Instruments Risk Management Objectives and Policies

The Group’s financial liabilities comprise of bank loans, lease liabilities, trade and other payables as well as the recently issued convertible note. The main purpose of these financial liabilities is to enable the Group’s operations. The Group’s principal financial assets include mainly cash and trade receivables that derive directly from its operations.

The Group is exposed to market risk, credit risk and liquidity risk. The Group’s Management Board oversees the management of these risks.

The controlling committee provides assurance to the Group’s Management Board that the Group’s financial risk activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Group’s policies and risk objectives. The Management Board reviews and agrees policies for managing each of these risks, which are summarized below.

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

The sensitivity analysis in the following sections relate to the position as of December 31, 2020 and December 31, 2019.

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

The carrying amount of the monetary assets (the Group’s cash and cash equivalents) of BioNTech denominated in foreign currencies at the dates indicated are as follows:

(in thousands)	December 31, 2020	December 31, 2019
U.S. dollar Bank accounts	€673,545	€213,913
Other financial assets in U.S. dollar	85,573	-
Financial liabilities in U.S. dollar	72,821	-
Total	€686,297	€213,913

The following tables demonstrate the sensitivity to a reasonably possible change in U.S. dollar exchange rates, with all other variables held constant. The impact on the Group’s profit before tax is due to changes in the fair value of monetary assets. The Group’s exposure to foreign currency changes for all other currencies is not material.

	1 € =	Closing rate		Average rate
Currency	Country	2020	2019	2020	2019
U.S. dollar	United States	1.2271	1.1234	1.1422	1.1195

(in thousands)	Change in U.S. dollar rate	Effect on loss before tax	Effect on pre-tax equity
2020	+5%	€(32,491)	€(32,681)
2020	-5%	€35,911	€36,121
2019	+5%	€(10,186)	€(10,186)
2019	-5%	€11,259	€11,259

12.6	Credit Risk Management

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities, including deposits with banks and financial institutions, foreign exchange transactions and trade accounts receivable.

Trade Receivables and Contract Assets

The Group’s exposure to credit risk of trade receivables and contract assets is primarily on transactions with corporate customers in the biopharma/biotech industry that operate in Germany or in the United States as well as governments which are BioNTech’s customers established in connection with progressing the commercial activities of the Group with respect to BioNTech’s COVID-19 vaccine. An analysis of the aging of receivables and the creditworthiness of customers is used to evaluate this risk at each reporting date. The Group follows risk control procedures to assess the credit quality of the customers taking into account their financial position, past experience and other factors. The compliance with credit limits by corporate customers is regularly monitored by BioNTech.

As of December 31, 2020, the outstanding trade receivables were mainly due from BioNTech’s collaboration partner Pfizer as well as the German government. To a smaller extent, BioNTech’s other customers are medical universities, other public institutions and peers in the biopharma industry, which all have a very high credit rating. Due to this customer portfolio, the credit risk on trade receivables and contract assets is very low. BioNTech has not incurred bad debt expense and does not expect that this will change with respect to the trade receivables recognized as of December 31, 2020.

Generally, trade receivables are written off if past due for more than one year and are not subject to enforcement activity. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets disclosed in Note 12.2. The expected credit risk on trade accounts receivables and other financial assets was estimated to be not material as of December 31, 2020 as well as December 31, 2019. The Group does not hold collateral as security.

Cash and Cash Equivalents

Credit risk from balances with banks and financial institutions is managed by the Group’s controlling department in accordance with the Group’s policy.

Credit risk stemming from cash and cash equivalents is very low due to its demand feature and the high credit rating of the respective banks.

The Group’s maximum exposure to credit risk for the components of the consolidated statements of financial position as of December 31, 2020 and December 31, 2019 are the carrying amounts as illustrated in Note 12.1.

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

Ultimately, the responsibility for liquidity risk management lies with the Management Board, which has established an appropriate approach to managing short-, medium- and long-term financing and liquidity requirements. BioNTech manages liquidity risks by holding appropriate reserves, as well as by monitoring forecasted and actual cash flows and reconciling the maturity profiles of financial assets and liabilities.

Risk Concentration

Concentrations arise when a number of counterparties are engaged in similar business activities, or activities in the same geographical region, or have economic features that would cause their ability to meet contractual obligations to be affected similarly by changes in economic, political or other conditions. Concentrations indicate the relative sensitivity of the Group’s performance to developments affecting a particular industry.

In order to avoid concentrations of risk, the Group’s policies and procedures include specific guidelines to focus on the maintenance of an effective diversification in the sources of funding and distribution of cash deposits. Identified concentrations of credit risks are controlled and managed accordingly.

The maturity profile of the Group’s financial liabilities based on contractual undiscounted payments is summarized as follows:

Year ended December 31, 2020
(in thousands)	Less than 1 year	1 to 5 years	More than 5 years	Total
Interest bearing loans and borrowings	€3,173	€12,643	€66,730	€82,546
Trade and other payables	102,288	-	-	€102,288
Lease liabilities	8,525	27,283	71,780	€107,588
Contingent consideration	-	-	572	€572
Other financial liabilities	74,076	-	-	€74,076
Total	€188,062	€39,926	€139,082	€367,070

The mandatory convertible note, which was issued during the year ended December 31, 2020 and which is expected to be settled in equity is excluded from the table above.

12.8	Changes in Liabilities arising from Financing Activities

Year ended December 31, 2020
(in thousands)	January 1, 2020	Cash flows	Acquisition of subsidiaries and businesses	New leases and disposals	Reclassification	Other	December 31, 2020
Current obligations under lease contracts	€3,485	€(12,743)	€2,719	€8,684	€3,982	-	€6,127
Non-current obligations under lease contracts	54,126	-	32,331	(4,444)	(3,982)	-	78,031
Interest-bearing loans and borrowings	16,600	140,847	-	-	-	(1,416)	156,031
Convertible note - embedded derivative	-	13,614	-	-	-	17,289	30,903
Total	€74,211	€141,718	€35,050	€4,240	-	€15,873	€271,092

Year ended December 31, 2019
(in thousands)	January 1, 2019	Cash flows	Acquisition of subsidiaries and businesses	New leases and disposals	Reclassification	Other	December 31, 2019
Current obligations under lease contracts	€2,134	€(3,061)	-	€1,484	€2,928	-	€3,485
Non-current obligations under lease contracts	48,618	-	-	8,436	(2,928)	-	54,126
Interest-bearing loans and borrowings	5,600	11,000	-	-	-	-	16,600
Total	€56,352	€7,939	-	€9,920	-	-	€74,211

13	Inventories

(in thousands)	December 31, 2020	December 31, 2019
Raw materials and supplies	€44,283	€8,201
Unfinished goods	19,380	2,888
Finished goods	457	633
Total	€64,120	€11,722

BioNTech has not pledged any inventories as securities for liabilities.

14	Other Assets

(in thousands)	December 31, 2020	December 31, 2019
Prepayments on inventories	29,845	351
Prepayments related to CRO and CMO contracts	14,140	-
Sales tax receivable	4,155	7,536
Prepayments related to service contracts	3,825	-
Other	10,046	1,182
Total	€62,011	€9,069
Total current	60,966	9,069
Total non-current	1,045	-

15	Deferred Expenses

(in thousands)	December 31, 2020	December 31, 2019
Deferred expenses from insurance contracts	€13,845	€1,758
Deferred expenses from CRO and CMO contracts	5,725	-
Other	8,431	4,104
Total	€28,001	€5,862
Total current	28,001	5,862
Total non-current	-	-

16	Issued Capital and Reserves

On September 18, 2019, BioNTech effected a 1:18 share split by issuing 206,595,492 shares by way of a capital increase from its own funds; thus, no outside proceeds were received. This capital increase came into effect upon registration with the commercial register (Handelsregister). The accompanying consolidated financial statements and notes to the consolidated financial statements give retroactive effect to the share split for all periods presented.

Capital transactions during the year ended December 31, 2020

During the year ended December 31, 2020, the issued share capital of BioNTech increased by €14.0 million. Each share has a nominal value of €1.00. As a result of the financing transactions, treasury shares decreased by €0.7 million and capital reserve increased by €861.0 million. Costs of €33.2 million related to these equity transactions were recorded in equity as deduction from the capital reserve. The financing transactions that occurred during year ended December 31, 2020 were as follows:

Shanghai Fosun Pharmaceuticals (Group) Co., Ltd

As part of the BNT162 program, BioNTech entered a strategic alliance with Fosun Pharma to develop COVID-19 vaccine candidates in China. Fosun Pharma agreed to make an equity investment of €45.6 million ($50.0 million) for 1,580,777 ordinary shares in BioNTech via Fosun Industrial Co., Limited, Hong Kong. The increase in share capital with a nominal amount of €1.6 million was subject to execution of share subscription documentation and approval from regulatory authorities in China and became effective with the registration with the commercial register (Handelsregister) on April 23, 2020. As a result of the transaction the capital reserve increased by €44.0 million.

Pfizer Inc., New York, New York, United States

As part of the collaboration between BioNTech and Pfizer, for the co-development of BNT162, Pfizer agreed to make an equity investment of €103.9 million ($113.0 million). The issuance of 2,377,446 ordinary shares with the nominal amount of € 2.4 million was registered with the commercial register (Handelsregister) on May 5, 2020. As a result of the transaction the capital reserve increased by €101.5 million.

Neon Therapeutics, Inc., Cambridge, Massachusetts, United States

BioNTech acquired Neon by issuing 1,935,488 ADS representing BioNTech’s ordinary shares with the nominal amount of € 1.9 million to former stockholders of Neon in the Merger. The capital increase was registered with the commercial register (Handelsregister) on May 8, 2020. As a result of the transaction the capital reserve increased by €87.6 million.

Global Offering

On July 27, 2020 BioNTech increased its share capital by €5.5 million ($6.4 million) in conjunction with the underwritten offering of 5,500,000 ADS each representing one of BioNTech’s ordinary shares at a public offering price of $93.00 per ADS (“Underwritten Offering”). On August 27, 2020, following the Underwritten Offering, BioNTech increased its share capital by additional €16 thousand ($19 thousand) in conjunction with the rights offering of 16,124 ADS each representing one of BioNTech’s ordinary shares at a public offering price of $93.00 per ADS (“Rights Offering”). The Underwritten Offering and the Rights Offering are part of a single, global offering which BioNTech refers to as the Global Offering. The gross proceeds of the Global Offering were €436.3 million ($513.0 million) including €5.5 million increase in share capital and €430.8 million increase in capital reserve.

June 2020 Private Placement – Equity Investment

A fund associated with Temasek Capital Management Pte. Ltd., or Temasek, and another accredited investor, contributed a private investment. The private placement includes an investment in a 4-year mandatory convertible note (see Note 12) and an investment of €123.9 million in ordinary shares. The issuance of 2,595,996 ordinary shares with the nominal amount of € 2.6 million was registered with the commercial register (Handelsregister) on September 8, 2020. As result of the transaction the capital reserve increased by €121.3 million.

At-The-Market Offering Program

In November 2020, BioNTech entered into a sales agreement (“Sales Agreement”) with Jefferies LLC and SVB Leerink LLC, as sales agents, to establish an at-the-market offering program, pursuant to which BioNTech may sell, from time to time, ADS representing ordinary shares for aggregate gross proceeds of up to $500.0 million. During the year ended December 31, 2020, BioNTech sold 735,490 ADSs, each representing one of its ordinary shares that had previously been held in treasury, under the Sales Agreement for aggregate gross proceeds of €76.5 million ($92.9 million). Re-issuing 735,490 ordinary shares was registered as decrease of €0.7 million in treasury shares. As a result of the transaction the capital reserve increased by €75.8 million.

Capital transactions during the year ended December 31, 2019

During the year ended December 31, 2019, the issued share capital of BioNTech increased by €39.0 million. Each share has a nominal value of €1.00. As a result of the financing transactions the capital reserve increased by €359.2 million. Costs of €16.6 million related to these equity transactions were recorded in equity as deduction from the capital reserve.

In January 2019, BioNTech issued 5,088,204 shares and increased its share capital by €5.1 million. The cash investment of €80.0 million was received in 2018.

As of March 14, 2019, BioNTech acquired the remaining 5.5% of non-controlling interests in BioNTech Cell & Gene Therapies GmbH previously held by Eli Lilly Nederland B.V. in exchange for issuing 2,374,794 new ordinary shares with an imputed nominal value of €1.00 each. This acquisition was recognized within equity and resulted in the derecognition of the non-controlling interest of €0.7 million as well as an increase in share capital of €2.4 million. The net effect of the transaction of €1.6 million was recognized as a decrease in capital reserve.

Of the share capital issued in 2019, €12.5 million related to a new financing round (referred to as the Series B round). As part of the Series B round, 12,465,288 ordinary shares (excluding 5,524,506 ordinary shares which were issued to a Hong Kong-based investor and subsequently transferred to BioNTech for no consideration; these shares are held as treasury shares) were issued to certain new and existing shareholders. As a result of the Series B round, the capital reserve increased by €186.1 million.

On August 30, 2019, BioNTech entered into agreements with the Bill & Melinda Gates Foundation under which BioNTech is required to perform certain research and development activities. The issuance of 3,038,674 ordinary shares with the nominal amount of €3.0 million was registered with the commercial register (Handelsregister) on September 26, 2019. As result of the transaction the capital reserve increased by €46.8 million.

On October 10, 2019, BioNTech increased its share capital by €10.0 million in conjunction with the Initial Public Offering. American Depositary Shares which represent ordinary shares were offered on the Nasdaq Global Select Market at a price of $15.00. On November 6, 2019, BioNTech increased its share capital by €0.5 million upon the execution of the underwriter´s option. American Depositary Shares which represent ordinary shares were issued at a price of $15.00 (under both issuances). The gross proceeds were €143.3 million ($157.8 million) including €10.5 million increase in share capital and €132.7 million increase in capital reserve.

17	Share-Based Payments

During the years ended December 31, 2020, December 31, 2019 and December 31, 2018, the Group had the following share-based arrangements.

17.1	BioNTech Employee Equity Plan (LTI and LTI-plus Program) (Equity-Settled)

In December 2020, BioNTech adopted the BioNTech Employee 2020 Equity Plan and the BioNTech 2020 Restricted Stock Unit Plan for North America Employees. Under the plans Restricted Cash Units, or RSUs, will be offered to employees based in Europe and the United States respectively. The plan to which employees based in Europe will be eligible, was communicated in December 2020. Since those employees obtained a valid expectation of the award as of the announcement date and started rendering services as of such date, BioNTech concluded that the service commencement date for the BioNTech Employee 2020 Equity Plan was December 17, 2020. This is the date as of which BioNTech started to recognize the expenses related to the services received. Since the BioNTech 2020 Restricted Stock Unit Plan for North America Employees had not been communicated in detail to employees based in the United States during the year ended December 31, 2020, no expenses have been recognized in the Consolidated Statements of Operations for the year ended December 31, 2020.

BioNTech Employee 2020 Equity Plan for employees based in Europe

Description of Share-Based Payments

The BioNTech Employee 2020 Equity Plan share-based payment transaction for employees based in Europe includes two programs, LTI and LTI-plus. The LTI program will be offered to all employees. The LTI-plus program intends to compensate employees who did not participate in the ESOP. Under both programs, RSUs will be offered to employees based in Europe. Both programs are classified as equity-settled because BioNTech has the ability to determine the method of settlement. The LTI will vest annually in equal installments after four years commencing on December 15, 2020. The LTI-plus will vest annually in equal installments after two years commencing on December 15, 2020. Moreover, the LTI-plus contains a non-vesting condition concerning 50% of the granted RSUs. These units will be awarded to the participant after the FDA fully approves BNT162b2.

Measurement of Fair Values

BioNTech estimates the grant date fair value of the awards for services received in advance of grant date based upon the share-price at the reporting date. The estimate is revised at subsequent reporting periods until the date of grant has been established (refer to Note 22). An estimate for the number of equity instruments for which service conditions are expected to be satisfied is calculated considering a retention assumption and will be revised in case material differences arise. Ultimately, a true-up to the number satisfied until Settlement Date will be recorded.

Reconciliation of Outstanding Share-Options

	Restricted Stock Units (expected to be allocated)	Share price (in €)
As of January 1, 2020	-	-
Expected to be allocated under LTI Program	252,766	66.43
Expected to be allocated under LTI-plus Program	396,938	66.43
As of December 31, 2020	649,704	66.43

Expense recognized in the Consolidated Statements of Operations

Year ended December 31,
(in thousands)	2020
Cost of sales	€179
Research and development expenses	681
Sales and marketing expenses	8
General and administrative expenses	147
Total	€1,015
17.2	Management Board Grant (Cash-Settled)

Since the beginning of 2020, the first year following the completion of BioNTech’s initial public offering (“IPO”), the current service agreements with BioNTech’s Management Board have provided for a short-term incentive compensation of up to a maximum of fifty percent of the annual base salary for the years 2020, 2021 and 2022. The amount of such short-term incentive compensation will depend on the achievement of certain company goals in the particular fiscal year, which goals will be set uniformly for all members of the Management Board. Fifty percent of the incentive compensation will be paid promptly upon achievement of the applicable company goals (first installment), with the remaining amount payable one year later, subject to adjustment relative to the performance of the price of the American Depositary Shares representing BioNTech’s ordinary shares during that year (second installment).

For each of the three yearly awards, the second installment of the short-term incentive compensation that is dependent on the price of the American Depositary Shares representing BioNTech’s ordinary shares, represents a cash-settled share-based payment arrangement. The fair values of the liabilities are recognized over the award’s vesting period beginning as of the service commencement date (January 1, 2020) until each separate determination date and are remeasured until settlement date.

During the year ended December 31, 2020, the Group recognized share-based payment expenses of €0.3 million as research and development expenses and of €0.4 million as general and administrative expenses in the consolidated statements of operations and €0.7 million of other financial liabilities in the statements of financial position as of December 31, 2020.

17.3	Management Board Grant (Equity-Settled)

Description of Share-Based Payments

From the beginning of 2020, the first year following the completion of BioNTech’s IPO, until the end of the term of the Management Board member’s employment agreement, the service agreements with BioNTech’s Management Board provide for a long-term incentive compensation in terms of a yearly grant of options to purchase BioNTech shares. The right to receive options in 2020, 2021 and 2022 represents an equity-settled share-based payment arrangement.

The options allocated each year will be subject to the terms, conditions, definitions and provisions of the ESOP and the applicable option agreement thereunder. The number of options to be allocated each year to Prof. Ugur Sahin, Sean Marett, Dr. Sierk Poetting, Dr. Özlem Türeci and Ryan Richardson is to be calculated based on a value of €750,000, €300,000, €300,000, €300,000 and €260,000, respectively, in each case divided by the amount by which a certain target share price exceeds the exercise price. The value used to calculate the number of options for Ryan Richardson increases to €280,000 for the year 2022.

The allocation of the number of issued options in 2020 occurred as of February 13, 2020 (allocation date). As of December 31, 2020, the assessment about options expected to be granted in 2021 and 2022 was based on estimated allocation dates in the middle of the years 2021 and 2022, respectively.

The share options allocated and expected to be allocated to BioNTech’s Management Board as of the dates indicated are presented in the tables below.

	Share options (expected to be allocated)	Weighted-average exercise price (€)
As of January 1, 2020	-	-
Granted as of allocation date February 13, 2020	248,096	28.32
Expected to be allocated as of estimated allocation date 2021	101,422	67.26*
Expected to be allocated as of estimated allocation date 2022	102,463	67.27*
As of December 31, 2020	451,981	45.89

*Valuation parameter derived from the Monte-Carlo simulation model

For the awards with estimated allocation dates the numbers of options expected to be allocated have been derived from the Monte-Carlo simulation model. Those will be adjusted until the actual allocation has occurred and the number of options granted has ultimately been determined. The options will vest annually in equal installments over four years commencing on the first anniversary of the allocation date and will be exercisable four years after the allocation date.

The options will be subject to the terms, conditions, definitions and provisions of the ESOP and the applicable option agreement thereunder. The vested options can only be exercised if and to the extent that each of the following performance criteria has been achieved: (i) at the time of exercise, the current price is equal to or greater than the threshold amount (that is, the exercise price, provided that such amount increases by seven percentage points on each anniversary of the allocation date); (ii) at the time of exercise, the current price is at least equal to the target price (that is, (a) for the twelve-month period starting on the fourth anniversary of the allocation date, $8.5 billion divided by the total number of the ordinary shares outstanding immediately following the initial public offering (other than ordinary shares owned by BioNTech), and (b) for each twelve-month period starting on the fifth or subsequent anniversary of the allocation date, 107% of the target share price applicable for the prior twelve-month period); and (iii) the closing price for the fifth trading day prior to the start of the relevant exercise window is higher than the exercise price by at least the same percentage by which the Nasdaq Biotechnology Index or a comparable successor index as of such time is higher than such index was as of the last trading day before the allocation date. The options expire ten years after the allocation date. If they have not been exercised by that date, they will lapse without compensation.

Measurement of Fair Values

A Monte-Carlo simulation model has been used to measure the fair values at the (estimated) allocation dates of the Management Board Grant. This model incorporates the impact of the performance criteria regarding share price and index development described above. The parameters used for measuring the fair values as of the respective (estimated) allocation dates were as follows:

	Allocation date February 13, 2020	Estimated allocation date 2021	Estimated allocation date 2022
Weighted average fair value*	€10.83	€26.85	€26.61
Weighted average share price	€28.20	€ 66.43*	€ 66.43*
Exercise price	€28.32	€ 67.26*	€ 67.27*
Expected volatility (%)	36.6%	41.0%	40.7%
Expected life (years)*	4.75	5.01	6.05
Risk-free interest rate (%)	1.61%	0.88%	0.88%

*Valuation parameter derived from the Monte-Carlo simulation model

The exercise of the option rights in accordance with the terms of the ESOP gives the Management Board members the right to obtain shares against payment of the exercise price. The per share exercise price of the options is the Euro equivalent of the arithmetic mean of the closing prices of the ten last trading days prior to the allocation date. For the award allocated as of February 13, 2020, the exercise price has been determined to be $30.78 (€28.32). For the awards with estimated allocation dates the exercise prices of options expected to be allocated have been derived from the Monte-Carlo simulation model. Those will be adjusted until the actual allocation has occurred and the exercise price has ultimately been determined. Expected volatility was based on an evaluation of the historical volatilities of comparable companies over the historical period commensurate with the expected option term. The expected term was based on general optionholder behavior for employee options.

Reconciliation of Outstanding Share-Options

The share options allocated and expected to be allocated under the Management Board Grant were as follows:

Allocation date February 13, 2020	Share options outstanding	Weighted-average exercise price (€)
Prof. Ugur Sahin, M.D.	97,420	28.32
Sean Marett	38,968	28.32
Dr. Sierk Poetting	38,968	28.32
Dr. Özlem Türeci, M.D.	38,968	28.32
Ryan Richardson	33,772	28.32

Estimated allocation date 2021	Share options outstanding (expected to be allocated)	Weighted-average exercise price (€)
Prof. Ugur Sahin, M.D.	39,826	67.26*
Sean Marett	15,930	67.26*
Dr. Sierk Poetting	15,930	67.26*
Dr. Özlem Türeci, M.D.	15,930	67.26*
Ryan Richardson	13,806	67.26*

*Valuation parameter derived from the Monte-Carlo simulation model

Estimated allocation date 2022	Share options outstanding (expected to be allocated)	Weighted-average exercise price (€)
Prof. Ugur Sahin, M.D.	39,817	67.27*
Sean Marett	15,927	67.27*
Dr. Sierk Poetting	15,927	67.27*
Dr. Özlem Türeci, M.D.	15,927	67.27*
Ryan Richardson	14,865	67.27*

*Valuation parameter derived from the Monte-Carlo simulation model

As of December 31, 2020, the share options allocated and expected to be allocated had a remaining weighted-average expected life of 4.63 years.

Expense recognized in the Consolidated Statements of Operations

The expenses recognized for employee services received during the periods indicated are shown in the following table:

Year ended December 31,
(in thousands)	2020
Research and development expenses	€1,514
General and administrative expenses	1,246
Total	€2,760

17.4	Chief Executive Officer Grant (Equity-Settled)

Description of Share-Based Payments

In September 2019, BioNTech granted Prof. Ugur Sahin, M.D. an option to purchase 4,374,963 ordinary shares, subject to Prof. Sahin’s continuous employment with BioNTech. The options’ exercise price per share is the Euro translation of the public offering price from BioNTech’s initial public offering, €13.60 ($15.00). The option vests annually in equal installments after four years commencing on the first anniversary of the initial public offering and will be exercisable four years after the initial public offering. The option is subject to the terms, conditions, definitions and provisions of the ESOP and the applicable option agreement thereunder. The vested option rights can only be exercised if and to the extent that each of the following performance criteria has been achieved: (i) at the time of exercise, the current price is equal to or greater than the threshold amount (that is, the exercise price, provided that such amount increases by seven percentage points on each anniversary of the allocation date); (ii) at the time of exercise, the current price is at least equal to the Target Price (that is, (a) for the twelve-month period starting on the fourth anniversary of the allocation date, $8.5 billion divided by the total number of the shares outstanding immediately following the initial public offering (other than shares owned by BioNTech), and (b) for each twelve-month period starting on the fifth or subsequent anniversary of the allocation date, 107% of the target share price applicable for the prior twelve-month period); and (iii) the closing price for the fifth trading day prior to the start of the relevant exercise window is higher than the exercise price by at least the same percentage by which the Nasdaq Biotechnology Index or a comparable successor index as of such time is higher than such index was as of the last trading day before the allocation date. The option rights can be exercised up to ten years after the allocation date. If they have not been exercised by that date, they will lapse without compensation.

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

Reconciliation of Outstanding Share-Options

During the year ended December 31, 2020, no further options were granted or forfeited.

As of December 31, 2020, the share options outstanding had a remaining weighted-average expected life of 4.12 years.

Expense recognized in the Statement of Operations

During the year ended December 31, 2020, the Group has recognized €11.3 million of share-based payment expenses as research and development expenses in the consolidated statements of operations (during the year ended December 31, 2019: €3.2 million).

17.5	Employee Stock Ownership Plan (Equity-Settled)

Description of Share-Based Payments

On November 15, 2018, the Group established a share option program that grants selected employees options to receive shares in the Company. The program is designed as an ESOP. The Group has offered the participants a certain number of rights (Option Rights) by explicit acceptance of the participants. The exercise of the Option Rights in accordance with the terms of the ESOP, gives the participants the right to obtain shares against payment of the exercise price. The Option Rights vest over four years and can only be exercised if the company has executed a public offering in the United States (IPO) and when the Threshold Amount is met. Threshold Amount means the exercise price provided that such price increases by eight percentage points on the first and then each subsequent anniversary of the Allocation Date (September 26, 2018). The Option Rights can be exercised at the latest eight years after the Allocation Date. If they have not been exercised by that date, they will be forfeited without compensation.

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

Reconciliation of Outstanding Share-Options

Set out below is an overview of changes to share options outstanding and number of ordinary shares underlying these options that occurred during the periods indicated:

	Share options outstanding	Number of ordinary shares underlying options	Weighted-average exercise price (€)
As of January 1, 2019	658,109	11,845,962	10.14
Granted	14,511	261,198	15.17
Forfeited	(17,237)	(310,266)	10.85
As of December 31, 2019	655,383	11,796,894	10.23
As of January 1, 2020	655,383	11,796,894	10.23
Forfeited	(9,491)	(170,838)	10.81
As of December 31, 2020	645,892	11,626,056	10.23

As of December 31, 2020, the share options outstanding had a remaining weighted-average expected life of 3.73 years.

The share options outstanding as of December 31, 2020 issued to the Management Board Grant were as follows:

	Share options outstanding	Number of ordinary shares underlying options	Weighted-average exercise price (€)
Prof. Ugur Sahin, M.D.	101,686	1,830,348	10.14
Sean Marett	33,895	610,110	10.14
Dr. Sierk Poetting	33,895	610,110	10.14
Dr. Özlem Türeci, M.D.	108,463*	1,952,334	10.14
Ryan Richardson**	8,306***	149,508	10.14

*     Options fully vested on March 16, 2019, however these options will not become exercisable until September 16, 2022.

**   Ryan Richardson was appointed to the Management Board as Chief Strategy Officer (CSO) and Managing Director on January 12, 2020. The share options granted on November 15, 2018 under the Employee Stock Ownership Plan were granted before his appointment to the Management Board.

*** Options fully vested on October 10, 2019, however these options will not become exercisable until September 16, 2022.

The expenses recognized for employee services received during the periods indicated are shown in the following table:

	Years ended December 31,
(in thousands)	2020	2019	2018
Cost of sales	€869	€896	€114
Research and development expenses	11,120	20,016	6,786
Sales and marketing expenses	111	108	13
General and administrative expenses	4,975	6,008	728
Total	€17,075	€27,028	€7,641

18	Other Liabilities

(in thousands)	December 31, 2020	December 31, 2019
Liabilities to employees	€24,248	€6,710
Other	4,379	780
Total	€28,627	€7,490
Total current	28,061	7,490
Total non-current	566	-

19	Leases
19.1	Amounts Recognized in the Consolidated Statements of Financial Position

Right-of-Use Assets

The following amounts are presented as right-of-use assets within the consolidated statements of financial position as of the dates indicated:

(in thousands)	December 31, 2020	December 31, 2019
Buildings	€80,875	€54,956
Equipment, tools and installations	3	7
Automobiles	108	55
Production facilities	7,202	-
Advance payments	10,800	-
Total	€98,988	€55,018

Additions to the right-of-use assets during the year ended December 31, 2020 were €22.1 million (during the year ended December 31, 2019: €10.0 million) including advanced payments of €10.8 million related to embedded leases under contract manufacturing agreements that not yet commenced. Since the advanced lease payments have already been settled, the amounts are not included in the lease liability presented below.

Lease Liability

The following amounts are included in interest-bearing loans and borrowings as of the dates indicated:

(in thousands)	December 31, 2020	December 31, 2019
Current	€6,127	€3,485
Non-current	78,031	54,126
Total	€84,158	€57,611

The Group has various lease contracts that have not yet commenced as of December 31, 2020. The future lease payments for these non-cancellable lease contracts are €2.8 million for the year 2021 and €10.2 million for the years 2022 and beyond.

Several lease contracts include extension and termination options. These options are negoiated by management to provide flexibility in managing the leased-asset portfolio and align with the Group’s business needs. Management exercises significant judgement in determining whether these extension and termination options are reasonably certain to be exercised.

19.2	Amounts Recognized in the Consolidated Statements of Operations

Depreciation Charge of Right-of-Use Assets

	Years ended December 31,
(in thousands)	2020	2019	2018
Buildings	€4,628	€4,614	€2,751
Equipment, tools and installations	4	25	60
Automobiles	45	40	35
Production facilities	1,613	-	-
Total depreciation charge	€6,290	€4,679	€2,846

Interest on lease liabilities	€2,003	€1,718	€1,721
Expense related to short-term leases (included in other expenses)	875	442	431
Expense relating to leases of low-value assets that are not short-term leases (included in other expenses)	300	90	90
Total amounts recognized in profit or loss	€9,468	€6,929	€5,088
19.3	Amounts recognized in the Consolidated Statements of Cash Flows

During the year ended December 31, 2020, the total cash outflow for leases amounted to €14.7 million (during the year ended December 31, 2019: €4.8 million; during the year ended December 31, 2018: €2.3 million).

19.3	Extension Options

The Group has several lease contracts that include extension options. These options are negotiated by management to provide flexibility in managing the leased-asset portfolio and align with the Group’s business needs. Management exercises judgement in determining whether these extension options are reasonably certain to be exercised. The undiscounted potential future lease payments, which relate to periods after the exercise date of renewal options and are not included in lease liabilities, amount to up to €38.3 million until 2049.

20Pensions

In 2020, BioNTech adopted a defined benefit pension plan through the acquisition of BioNTech Manufacturing Marburg GmbH in Germany. The defined benefit pension plan is a final salary plan for German employees, which requires contributions to be made to a separately administered fund.

The pension plan is governed by the employment laws of Germany and consists of a funded base plan and a non-funded supplement plan. The base plan through Pensionskasse Hoechst is a multi-employer plan. Pensionskasse Hoechst is a legally independent insurance company that is subject to the Insurance Supervision Act (BaFin). Plan participants may elect to contribute a percentage of their income (between 1.5% and 2.5% of salary components up to the social security contribution ceiling). A €1.00 employee contribution results in an annual pension entitlement of €0.42. The aforementioned contributions include contributions to the Pensionskasse Höchst in the amount of €34 thousand. Contributions in the amount of €0.2 million are expected for the following financial year. Since the obligation of the sponsoring company is not limited to the payment of the contributions for the financial year, this is a multi-employer defined benefit plan, which is generally to be accounted for proportionally as such. However, pension fund benefits are financed in accordance with the financing methodology of the pension fund (Bedarfdeckungsverfahren). Consequently, the actuarial valuation is performed to determine the present valuate of future contributions based upon the present value of future benefit obligation less plan assets for all employers and the level of the pension fund portfolio, not at the level of an individual insurer’s risk. The calculation of the contribution rates is based on the future coverage of the total obligation, so that all sponsoring companies pay the same contribution rates. Accordingly, the portion of the base plan financed through Pensionskasse Hoechst is not accounted for as a defined benefit plan, but as a defined contribution plan. There are no minimum funding requirements. It is not possible to withdraw the funds from the multi-employer plan or to transfer them to another pension fund. It is not possible to withdraw from the pension fund. Upon expiry of the plan, any underfunding is to be made up by the employer and therefore recognized as liability in the consolidated statement of financial positions; any remaining surplus would be used for charitable purposes. Both plans have been closed so that no further employees can obtain entitlements.

Since the German Company Pension Act (Betriebsrentengesetz) applies to the pension obligation, the pensions are subject to adjustments at least every three years by the increase in the consumer price index or by the net wage development of comparable groups of employees. Therefore, the pension obligation is subject to inflation risk. In addition, there is longevity risk as the pensions are paid for life. Part of the obligations is also based on the level of salaries, so that the obligations will also increase if salaries develop more strongly than expected. Plan assets benefits from pension funds are offset. In this case, there is a risk that the external pension provider will not be able to provide the benefits to the extent expected and that the payments to be made directly by the employer will therefore increase.

The following table summarizes the defined benefit obligation recognized in non-current provisions:

(in thousands)	December 31, 2020
Base plan	€2,140
Supplement plan	2,125
Total	€4,265

The following table summarizes the components of net benefit expense recognized in the statement of profit or loss for both plans:

Years ended December 31,
(in thousands)	2020
Service cost	€24
Net interest expense	6
Total	€30

The current service cost is included in the personnel expenses of the various functions of the respective employees, while the net interest is recognized in finance expenses or finance income.

The following table summarizes the components of remeasurements recognized in other comprehensive income for both plans:

Years ended December 31,
(in thousands)	2020
Actuarial changes arising from changes in financial assumptions	€227
Experience adjustments	(17)
Total	€210

Set out below is an overview of changes to the defined benefit obligation during the period indicated for both plans:

(in thousands)	Defined benefit obligations
As of January 1, 2020	-
Acquisition of subsidiaries and businesses	(4,029)
Service cost	(24)
Net interest expense	(6)
Benefits paid	4
Actuarial changes arising from changes in financial assumptions	(227)
Experience adjustments	17
As of December 31, 2020	€(4,265)

The principal assumptions used in determining the defined benefit obligation for the Group’s plans are shown below:

December 31, 2020
Discount rate	0.80%
Price inflation	2.00%
Rate of salary increase	2.50%
Pension increases for in-payment benefits	1.75%

Sensitivity analysis

The main actuarial assumptions that are used to calculate the provisions for post-employment benefits are the discount rate and the trend for future increases in post-employment benefit payments. A reasonably possible increase, or respective decrease, in the significant actuarial assumptions would have impacted the present value of the post-employment benefit obligations as of December 31, 2020 as shown below:

Quantitative sensitivity analysis
December 31, 2020
Discount rate increase 0.25%	€(282)
Discount rate decrease 0.25%	309
Pension increases for in payment benefits 0.25%	475
Pension decreases for in payment benefits 0.25%	(447)

Duration

The average duration of the German obligations are 35.92 years for the base plan and 19.77 years for the supplement plan.

Expected benefit payments

The following are the expected payments or contributions to the plans in future years:

Expected payments or contributions in future years
(in thousands)	December 31, 2020
Less than 1 year	€29
1 to 5 years	317
More than 5 years	340
Total	€686

21	Related Party Disclosures
21.1	Parent and Ultimate Controlling Party

ATHOS KG, Holzkirchen, Germany is the sole shareholder of AT Impf GmbH, Munich, Germany and beneficial owner of ordinary shares in BioNTech. ATHOS KG via AT Impf GmbH has de facto control over BioNTech based on its substantial shareholding, which enabled it to exercise the majority of voting rights to pass resolutions at BioNTech’s Annual General Meeting, or AGM.

21.2	Transactions with Key Management Personnel

Key Management Personnel Compensation

Key management personnel at BioNTech has been defined as the members of the Management Board and of the Supervisory Board. Key management personnel compensation is comprised of the following:

Compensation of key management personnel of the Group
	Years ended December 31,
(in thousands)	2020	2019	2018
Short-term employee benefits incurred	€2,627	€1,847	€1,161
Short-term employee benefits accrued*	740	-	-
Share-based payments	20,700**	18,151	6,163
Total compensation paid to key management personnel	€24,067	€19,998	€7,324

*

Includes the fair value of the second installment of the short-term incentive compensation, which has been classified as cash-settled share-based payment arrangement was determined pursuant to the regulations of IFRS 2 “Share-based Payments”. This table shows the pro-rata share of personnel expenses for the respective financial year that are recognized over the award’s vesting period beginning as of the service commencement date (January 1, 2020) until each separate determination date and are remeasured until settlement date.

**

Includes expenses from a bonus arrangement agreed with Ryan Richardson in advance of his appointment to the Management Board. During the year ended December 31, 2020, the arrangement was modified from an all-equity share-based payment arrangement into a partly cash and partly equity settled share-based payment arrangement including 4,534 ordinary shares which have not yet been issued.

In September 2019, BioNTech agreed to grant Prof. Ugur Sahin, M.D., BioNTech’s co-founder and Chief Executive Officer, an option to purchase 4,374,963 ordinary shares (see Note 17).

Management Board members participate in the Group’s ESOP program (see Note 17).

Key Management Personnel Transactions

A number of key management personnel, or their related parties, hold positions in other companies that result in them having control or significant influence over these companies. A number of these companies have entered into transactions with the Group during the year.

The Group purchases various goods and services from Translationale Onkologie an der Universitätsmedizin der Johannes Gutenberg-Universität Mainz gemeinnützige GmbH, or TRON, an institute which was co-founded by Prof. Ugur

Sahin, M.D., the co-founder and Chief Executive Officer of BioNTech. Prof. Ugur Sahin, M.D. served as Managing Director at TRON until September 10, 2019 and currently serves as scientific advisor at TRON and as a Professor of Medicine at the University of Mainz. Additionally, Prof. Christoph Huber, M.D., a member of our Supervisory Board, served on TRON’s supervisory board until his resignation in April 2019. Prof. Ugur Sahin, M.D., our co-founder and Chief Executive Officer, owns a significant amount of shares in TRON.

The aggregate value of transactions related to key management personnel were as follows for the periods indicated:

	Years ended December 31,
(in thousands)	2020	2019	2018
Consulting services / patent assignment	€25	€56	€25
Purchases of various goods and services from TRON	10,105	9,968	11,160
Total	€10,130	€10,024	€11,185

The outstanding balances of transactions related to key management personnel were as follows as at the periods indicated:

(in thousands)	December 31, 2020	December 31, 2019
Consulting service provider	€7	-
TRON	1,229	1,843
Total	€1,236	€1,843

21.3	Other Related Party Transactions

The total amount of transactions with ATHOS KG or entities controlled by it was as follows for the periods indicated:

	Years ended December 31,
(in thousands)	2020	2019	2018
Purchases of various goods and services from entities controlled by ATHOS KG	€2,296	€2,071	€2,431
Purchases of property and other assets from entities controlled by ATHOS KG	2,349	-	4,748
Total	€4,645	€2,071	€7,179

The outstanding balances of transactions with ATHOS KG or entities controlled by them were as follows as at the periods indicated:

(in thousands)	December 31, 2020	December 31, 2019
ATHOS KG	€500	€51
Total	€500	€51

None of the balances are secured and no bad debt expense has been recognized in respect of amounts owed by related parties.

22	Events After the Reporting Period

On February 12, 2021, BioNTech and Pfizer announced that the U.S. government has exercised its option to purchase an additional 100 million doses of the Pfizer-BioNTech COVID-19 vaccine. This brings the total number of doses to be supplied by the companies to the U.S. government to 300 million.

On February 17, 2021, BioNTech and Pfizer announced an agreement with the European Commission (EC) to supply an additional 200 million doses of COVID-19 vaccine to the 27 European Union member states. The EC has the option to request supply of an additional 100 million doses.

In February 2021, RSUs under the BioNTech Employee 2020 Equity Plan were offered to employees based in Europe which determined the grant date fair value. Given that the share price had increased since the plan was established, a significant true-up in fair value occurred.

In February 2021, RSUs under the BioNTech 2020 Restricted Stock Unit Plan for North America Employees were offered to employees based in the United States. As from this date, BioNTech started recognizing expenses for this plan in the Consolidated Statements of Operations.

On March 12, 2021, BioNTech Turkey Tıbbi Ürünler Ve Klinik Araştirma Ticaret Anonim Şirketi, translates as BioNTech Turkey Pharmaceutical Products and Clinical Trials Trading JSC, Istanbul, Turkey, was founded and is a wholly-owned subsidiary of BioNTech SE.