Form 20-F/A
period 2021-12-31
BioNTech SE
filed 2022-10-26
CIK 1776985

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 1

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Ordinary shares, no par value, with a notional amount attributable to each share of €1 outstanding as of March 30, 2022, no par value: 246,807,808

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

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) amends our Annual Report on Form 20-F for the year ended December 31, 2021, as filed with the U.S. Securities and Exchange Commission on March 30, 2022 (the “Annual Report”) and is being filed solely to include as exhibits the certifications of the Company's Principal Executive Officer and Principal Financial Officer filed as Exhibits 12.1, 12.2, 13.1 and 13.2. These exhibits were not previously filed.

Other than as expressly set forth above, this Amendment does not, and does not purport to amend, restate, or update the information contained in the Annual Report, or reflect any events that have occurred after the Annual Report was filed. Among other things, this Amendment does not reflect events occurring or information that has become known to the Company after the date of the Annual Report, or modify or update those disclosures affected by subsequent events. Accordingly, this Amendment should be read in conjunction with the Annual Report and forward-looking statements contained herein should be read in their historical context.

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

These forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause our actual results of operations, financial condition, liquidity, performance, prospects, opportunities, achievements or industry results, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or suggested by, these forward-looking statements. These forward-looking statements are based on assumptions regarding our present and future business strategies and the environment in which we expect to operate in the future. Important factors that could cause those differences include, but are not limited to:

•
our expected revenues and net profit related to sales of our COVID-19 vaccine, referred to as COMIRNATY® in the United States for individuals 16 years of age and above and in the European Union as authorized for use under full and conditional marketing approval, respectively, in territories controlled by our collaboration partners, particularly for those figures that are derived from preliminary estimates provided by our partners;
•
our pricing and coverage negotiations for our COVID-19 vaccine with governmental authorities, private health insurers and other third-party payors after our initial sales to national governments;
•
the extent to which a COVID-19 vaccine continues to be necessary in the future;
•
competition from other COVID-19 vaccines or related to our other product candidates, including those with different mechanisms of action and different manufacturing and distribution constraints, on the basis of, among other things, efficacy, cost, convenience of storage and distribution, breadth of approved use, safety, side-effect profile and durability of immune response;
•
the timing and ability of us and our collaborators to obtain regulatory approval for our COVID-19 vaccine and our product candidates, and to commercialize our approved and investigational product candidates, if approved;
•
the pricing and reimbursement of our COVID-19 vaccine and our product candidates, if approved;
•
the rate and degree of market acceptance of our COVID-19 vaccine and our product candidates, if approved;
•
the initiation, timing, progress, results, and cost of our research and development programs and our current and future preclinical studies and clinical trials, including statements regarding: the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available, and our research and development programs;
•
our ability to identify research opportunities and discover and develop product candidates;
•
the ability and willingness of our third-party collaborators to continue research and development activities relating to our product candidates;
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
•
our estimates of our expenses, future revenue and capital requirements and our needs for or ability to obtain additional financing;
•
our ability to identify, recruit and retain key personnel;

•
our and our collaborators’ ability to protect and enforce our intellectual property protection for our proprietary and collaborative product candidates, our ability to protect and defend against potential claims of others' intellectual property, and the scope of such protection;
•
the development of and projections relating to our competitors or our industry;
•
the amount of and our ability to use net operating losses and research and development credits to offset future taxable income;
•
our ability, and that of our collaboration partners' ability as applicable, to manage our development and expansion;
•
regulatory developments in the United States and foreign countries;
•
our ability to effectively scale our production capabilities and manufacture our products, including our COVID-19 vaccine, and our product candidates;
•
our expectations with respect to the timing and amount of any dividends and any potential repurchases of our outstanding ADSs;
•
our expectations regarding the timing of customer payments for delivered COVID-19 vaccine;
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
•
Our reported commercial revenue is based on preliminary estimates of COVID-19 vaccine sales and costs from Pfizer Inc., or Pfizer, as Pfizer’s fiscal quarter for subsidiaries outside the United States differs from ours and creates an additional time lag. These estimates are likely to change in future periods, which will impact our reported financial results.
•
We may not be able to demonstrate sufficient efficacy or safety of our COVID-19 vaccine and/or variant-specific formulations to obtain permanent regulatory approval in the United States, the United Kingdom, the European Union, or other countries where it has been authorized for emergency use or granted conditional marketing approval.
•
Significant adverse events may occur during our clinical trials or even after receiving regulatory approval, which could delay or terminate clinical trials, delay or prevent regulatory approval or market acceptance of any of our product candidates.
•
We face significant competition from other makers of COVID-19 vaccines and may be unable to maintain a competitive market share for our COVID-19 vaccine.
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
•
Even if we obtain full regulatory approval for our COVID-19 vaccine and product candidates, the products may not gain the market acceptance among physicians, patients, hospitals, cancer treatment centers and others in the medical community necessary for commercial success.
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
•
Our approved product and product candidates are based on novel technologies and they may be complex and difficult to manufacture. We may encounter difficulties in manufacturing, product release, shelf life, testing, storage, supply chain management or shipping. If we or any of the third-party manufacturers we work with encounter such difficulties, our ability to supply materials for clinical trials or any approved product could be delayed or stopped.
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

Our COVID-19 vaccine was granted emergency use authorization in the United States and the United Kingdom, and conditional marketing approval in the European Union, in December 2020, followed by emergency or limited use authorization in a number of other countries and approval for use in certain other countries. Prior to this, we had not sold or marketed any products in our pipeline. As a result, a majority of our total revenues, and all of our product revenues, in 2021 are attributable and in 2022 will be attributable to sales of our COVID-19 vaccine. There is intense competition in the field of COVID-19 vaccines, including with other vaccines that have been authorized and those in late-stage clinical development. Our future revenues from sales of our COVID-19 vaccine depend on numerous factors, including:

•
competition from other COVID-19 vaccines, including those with different mechanisms of action and different manufacturing and distribution constraints, on the basis of, among other things, efficacy, cost, convenience of storage and distribution, breadth of approved use, side-effect profile and durability of immune response;
•
the extent of the spread of COVID-19 infection;
•
the extent to which a COVID-19 vaccine continues to be necessary beyond the current pandemic, including when it becomes an endemic virus;
•
the durability of immune response generated by our COVID-19 vaccine, which has not yet been demonstrated in clinical trials;
•
our ability to receive full regulatory approvals, where we currently have emergency use authorizations or equivalents;
•
our ability to expand our geographic customer base;
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
•
future intellectual property litigation involving COVID-19 vaccines, particularly if such litigation involves our COVID-19 vaccine; and
•
our manufacturing and distribution capabilities for our COVID-19 vaccine.

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

Our reported commercial revenue is based on preliminary estimates of COVID-19 vaccine sales and costs from Pfizer that are likely to change in future periods, which may impact our reported financial results.

Our reported commercial revenue is based on preliminary estimates from Pfizer, and other assumptions and judgments that we have made, which may be subject to significant uncertainties. Our commercial revenue are preliminary estimates in part due to a difference in Pfizer’s fiscal quarter for subsidiaries outside the United States, which consequently creates an additional time lag between the recognition of revenues and the payment receipt. Although our revenue recognition policy is based on facts and circumstances known to us and various other assumptions that we believe to be reasonable under the circumstances, our actual results may deviate from such reported revenue.

We depend on Pfizer to determine and provide estimates of the costs and profits to be shared with us in the countries where it is commercializing our COVID-19 vaccine under our collaboration agreement with Pfizer for our COVID-19 vaccine, which we refer to as the Pfizer Agreement. Because the information supplied by Pfizer is preliminary and is subject to change, the commercial revenue we report based on such information is also subject to finalization. This is particularly true for vaccine sales outside of the United States, where Pfizer has a different reporting cycle than ours. As a result, we may not have the complete sales and costs results outside of the United States for months not covered by the reporting period, but we are nonetheless required to report estimated figures.

For example, for the year ended December 31, 2021, Pfizer provided us profit figures for our COVID-19 vaccine sales in the United States using standard U.S. transfer prices and manufacturing and shipping cost variances (as far as those have been identified) that could be subject to adjustment (e.g., due to changes in manufacturing costs or the price of our COVID-19 vaccine). Pfizer also provided estimated profits for COVID-19 vaccine sales outside of the United States that were preliminary in nature, as Pfizer’s subsidiaries outside of the United States do not have a fiscal year end of December 31. These estimated figures are likely to change as we receive final data from Pfizer for the year ended December 31, 2021 in accordance with the reporting cycle of its ex-U.S. subsidiaries and as actual costs become known. Further, to the extent that Pfizer does not provide such preliminary information in the future, our provisional sales figures for territories outside of the United States will be subject to an even greater level of estimates and judgments. Any changes to the preliminary data we report herein may have an impact on our reported revenues and expenses, profitability or financial position.

Our COVID-19 vaccine is sensitive to temperature, shipping and storage conditions and could be subject to risk of loss or damage.

Our COVID-19 vaccine is, and other product candidates we develop could be, sensitive to temperature, storage and handling conditions. In particular, while we have improved the required shipping and storage conditions of our COVID-19 vaccine, it must be shipped and stored at cold temperatures. Loss in supply of our COVID-19 vaccine and our product candidates could occur if the product or product intermediates are not stored or handled properly. Shelf life for our product candidates may vary by product, and it is possible that supply of our COVID-19 vaccine or our product candidates could be lost due to expiration prior to use. This has in the past led, and could in the future, lead to additional manufacturing costs and delays in our ability to supply required quantities for clinical trials or for commercial purposes. Such distribution challenges may make our COVID-19 vaccine a less attractive product than other COVID-19 vaccines that do not require as cold storage, and our COVID-19 vaccine may become increasingly less competitive as additional other vaccines become authorized for emergency use. If we, our partners and customers are unable to adequately manage these issues, we may be exposed to product liability claims and the market opportunity for our COVID-19 vaccine may be reduced, each of which could adversely affect our business prospects and our financial condition could be materially harmed.

If we discover safety issues with our products, including our COVID-19 vaccine, that were not known at the time of approval, commercialization efforts for our products could be negatively affected, approved products could lose their approval or sales could be suspended, we could be subject to product liability claims, and our business and reputation could be materially harmed.

Our COVID-19 vaccine and any other product candidates for which we receive approval or emergency use authorization are subject to continuing regulatory oversight, including the review of additional safety information. Our COVID-19 vaccine is being more widely used by patients as an authorized product than it was used in clinical trials and therefore side effects and other problems may be observed after emergency use authorization that were not seen or anticipated, or were not as prevalent or severe, during clinical trials. We cannot provide assurance that newly discovered or developed safety issues will not arise. With the use of any vaccine by a wide patient population, serious adverse events may occur from time to time that did not arise in the clinical trials of the product or that initially appeared to be unrelated to the vaccine itself and only with the collection of subsequent information were found to be causally related to the product. Any such safety issues could cause us to suspend or cease marketing of our approved products, possibly subject us to substantial liabilities, and adversely affect our ability to generate revenue and our financial condition. The subsequent discovery of previously unknown problems with a product could negatively affect commercial sales of the product, result in restrictions on the product or lead to the withdrawal of the product from the market. The reporting of adverse safety events involving our products or public speculation about such events could cause the price of the ADSs representing our ordinary shares to decline or experience periods of volatility.

Unexpected safety issues, including any that we have not yet observed in our clinical trials for our COVID-19 vaccine or in real world data, could lead to significant reputational damage for us and our product development platforms going forward and other issues, including delays in our other programs, the need for re-design of our clinical trials and the need for significant additional financial resources.

Failure to comply with continuing regulatory requirements by us or our collaboration partners could adversely impact regulatory approvals for our products, result in product recalls or suspensions, subject us to fines and/or other types of liabilities.

If we or our collaborators fail to comply with applicable continuing regulatory requirements, including good industry practices, such as good manufacturing practices (GMP), we or our collaborators may be subject to fines, suspension or withdrawal of regulatory approvals for specific drugs, product recalls and seizures, operating restrictions and/or criminal prosecutions. In addition, the manufacturers we engage to make our products and the manufacturing facilities in which our products are made are subject to periodic review and inspection by the U.S. Food and Drug Administration, or the FDA, and foreign regulatory authorities. If problems are identified during the review or inspection of these manufacturers or manufacturing facilities, it could result in our inability to use the facility to make our product or a determination that inventories are not safe for commercial sale. Any of these factors could adversely affect our business prospects and our financial position could be materially harmed.

We may be unsuccessful in adapting our COVID-19 vaccine or developing future versions of our COVID-19 vaccine to protect against variants of the SARS-CoV-2 virus, and even if we are successful, a market for vaccines against these variants may not develop.

Our COVID-19 vaccine was developed based upon the genetic sequence of the ancestral SARS-CoV-2 virus that was first detected. The SARS-CoV-2 virus continues to evolve, and new strains of the virus or those that are already in circulation may prove more transmissible or cause more severe forms of COVID-19 disease than the predominant strains observed to date. Our vaccine may not be as effective in protecting against existing and future variant strains of the SARS-CoV-2 virus as it is against the ancestral virus. While we continue to monitor emerging SARS-CoV-2 strains, undertake preclinical investigations into the immunogenicity of BNT162b2 against new variants, and develop a modified versions of BNT-162b2, these efforts may be unsuccessful, and failure to adapt our vaccine to variants of the SARS-CoV-2 virus could lead to significant reputational harm and adversely affect our financial results. It is also possible that we may expend significant resources adapting our COVID-19 vaccine to protect against variants of the SARS-CoV-2 virus, but that a market for this adapted vaccine does not develop or demand does not align with our projections or cost expenditures. Moreover, even if we are successful in developing an adapted vaccine and there is a market for this new vaccine, in the future there may be a new strain of the virus and our adapted vaccine may not be as effective in protecting against such future variant strain.

The successful commercialization of our product candidates will depend in part on the extent to which governmental authorities, private health insurers and other third-party payors provide coverage and adequate reimbursement levels and implement pricing policies favorable for our product candidates. Failure to obtain or maintain coverage and adequate reimbursement for our product candidates, if approved, and/or delayed payments from government authorities could limit our ability to market those products and decrease our ability to generate revenue.

The availability and extent of reimbursement by governmental and private payors is essential for most patients to be able to afford certain treatments, including our COVID-19 vaccine and other product candidates we may develop and sell. In addition, because our mRNA product candidates represent an entirely new therapeutic modality, we cannot accurately estimate how future products we may develop and sell would be priced, whether reimbursement could be obtained, or any potential revenue. Sales of our product candidates will depend substantially, both domestically and abroad, on the extent to which the costs of our product candidates will be paid by health maintenance, managed care, pharmacy benefit, and similar healthcare management organizations, or reimbursed by government health administration authorities, private health coverage insurers and other third-party payors. If reimbursement is not available, or is available only to limited levels, we may not be able to successfully commercialize our product candidates. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish or maintain pricing sufficient to realize an adequate return on our investment in any of our products. Additionally, even if pricing terms with governmental authorities are agreed upon, there may be delayed or denied payments.

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

The European Union and other regions have imposed, or threatened to impose, export controls that would limit or block the delivery of COVID-19 vaccines manufactured in or outside their territories in instances where manufacturers have been delayed or have not fully satisfied their delivery obligations to such governments. The European Union ended this export authorization scheme as of December 31, 2021, however if they reenact this scheme, we may be prohibited from exporting commercial supply of the vaccine from our manufacturing site in Germany to non-EU countries (and Pfizer may likewise be prohibited from exporting out of its manufacturing site in Belgium). Such restrictions may have a material impact on our manufacturing or distribution activities, and the commercialization of our COVID-19 vaccine.

Our ability to continue to generate income from sales of our COVID-19 vaccine is uncertain, due to government interest and public perception regarding a vaccine, as well as the evolving nature of the disease more generally.

As a result of the emergency pandemic situations in many countries, there is a heightened risk that a COVID-19 vaccine may be subject to adverse actions by governmental entities in certain countries, including intellectual property expropriation, compulsory licenses, strict price controls or other actions. In the U.S., the Defense Production Act of 1950, as amended (the “Defense Production Act”), gives the U.S. government rights and authorities that may directly or indirectly diminish our own rights or economic opportunities with respect to our COVID-19 vaccine. Our current and potential third-party service providers may be impacted by government entities potentially invoking the Defense Production Act or other potential restrictions to all or a portion of services they might otherwise offer. The current presidential administration has communicated its intent to continue using the Defense Production Act to expand manufacturing capacity of vaccine and vaccine supplies as well as COVID-19 tests and testing supplies.

Additionally, we may need to, or we may be required by governmental or non-governmental authorities to, set aside specific quantities of doses of our COVID-19 vaccine for designated purposes or geographic areas. We face challenges related to the allocation of supply of our COVID-19 vaccine, particularly with respect to geographic distribution.

Furthermore, public sentiment regarding commercialization of a COVID-19 vaccine, the safety and efficacy of our COVID-19 vaccine, other COVID-19 vaccines and treatments, the COVID-19 pandemic generally, as well as public perception of the severity of SARS-CoV-2 virus may limit or negate our ability to generate income from sales of our COVID-19 vaccine. We believe that social media is increasingly being used to communicate information and misinformation about the COVID-19 pandemic and our and other COVID-19 vaccines. If social media posts and other communications contain negative, inaccurate or misleading information about our COVID-19 vaccine, demand for our COVID-19 vaccine may be diminished and we may suffer reputational damage.

The COVID-19 disease itself is very unpredictable, each variant comes with varying levels of transmissibilty and severity. Consequently, the burden of the disease may wane or dissipate such that our and other COVID-19 vaccines may be less essential from an individual and public health perspectives.

We face significant competition with other makers of COVID-19 vaccines and may be unable to maintain a competitive market share for our COVID-19 vaccine.

A large number of vaccine manufacturers, academic institutions and other organizations currently have programs to develop COVID-19 vaccine candidates and certain other vaccines have been authorized for emergency use or approved in various countries. For example, Moderna, Inc.’s and Johnson & Johnson's vaccine candidates have been approved for emergency use in the United States, United Kingdom, European Union and other countries and other vaccines have been approved for emergency use in other jurisdictions. While we are not aware of all of our competitors’ efforts, other vaccine candidates developed by the Gamaleya Research Institute of Epidemiology and Microbiology, the University of Oxford/AstraZeneca plc, CanSino Biologics Inc., the Vector Institute, Novavax, Inc., China National Pharmaceutical Group (Sinopharm)/Beijing Institute of Biological Products and Wuhan Institute of Biological Products, Sinovac Biotech Ltd., Bharat Biotech International Limited and other companies are in late stages of clinical development or have been authorized for emergency use or approved in certain countries. Our competitors pursuing vaccine candidates may have greater financial, product candidate development, manufacturing and marketing resources than we do. Larger pharmaceutical and biotechnology companies have extensive experience in clinical testing and obtaining regulatory approval for their products, and may have the resources to invest heavily to accelerate discovery and development of their vaccine candidates.

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

We may not be able to demonstrate sufficient efficacy or safety of our COVID-19 vaccine to obtain permanent regulatory approval in jurisdictions where it has been authorized for emergency use or granted conditional marketing approval.

Our COVID-19 vaccine has been granted full U.S. FDA approval for individuals 16 years and older, emergency or limited use authorization in a number of countries and approval for use in certain other countries. Our COVID-19 vaccine has not yet been approved by regulatory authorities in many of such countries. We and Pfizer intend to continue to observe our COVID-19 vaccine and other variants of a COVID-19 vaccine candidate in global clinical trials. It is possible that subsequent data from these clinical trials may not be as favorable as data we submitted to regulatory authorities to support our applications for emergency use authorization, marketing or conditional marketing approval or that concerns with the safety of our COVID-19 vaccine will arise from the widespread use of our COVID-19 vaccine outside of clinical trials.

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

We have only recently developed our sales, distribution or marketing capabilities in Germany and Turkey, and, other than for our COVID-19 vaccine, we have not historically designed our preclinical studies and clinical trials with specific commercialization or marketing considerations in mind. To successfully commercialize our COVID-19 vaccine and any other products that may result from our development programs, we will need to continue developing sales and marketing capabilities in the United States, Europe and other regions, either on our own or with others. We may enter into collaborations with other entities to utilize their mature marketing and distribution capabilities, but we may be unable to enter into marketing agreements on favorable terms, if at all. If our current and future collaborators do not commit sufficient resources to commercialize our COVID-19 vaccine and our future products, if any, and we are unable to develop the necessary marketing capabilities on our own, we may be unable to generate sufficient product sales revenue to sustain our business. We will be competing with many companies that currently have extensive and well-funded marketing and sales operations. Without a significant internal team or the support of a third party to perform marketing and sales functions, we may be unable to compete successfully against these more established companies.

Our ability to maintain profitability depends in part on our and our collaborators’ ability to penetrate global markets, where we would be subject to additional regulatory burdens and other risks and uncertainties associated with international operations that could materially adversely affect our business.

Our ability to maintain profitability will depend in part on our ability and the ability of our collaborators to commercialize any products that we or our collaborators may develop in markets throughout the world. Commercialization of products in various markets could subject us to risks and uncertainties, including:

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

Even if we obtain regulatory approval for our product candidates, the products may not gain the market acceptance among physicians, patients, hospitals, treatment centers and others in the medical community necessary for commercial success.

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

Successful sales of our product candidates, if approved, depend on the availability of coverage and adequate reimbursement from third-party payors including governmental healthcare programs, such as Medicare and Medicaid in the United States, managed care organizations and commercial payors, among others. Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we obtain regulatory approval. In addition, because our product candidates represent new approaches to the treatment of cancer, we cannot accurately estimate the potential revenue from our product candidates.

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

Obtaining coverage and reimbursement of a product from a government or other third-party payor is a time- consuming and costly process that could require us to provide to the payor supporting scientific, clinical and cost-effectiveness data for the use of our products. Third-party payors could require us to conduct additional studies, including post-marketing studies related to the cost effectiveness of a product, to qualify for reimbursement, which could be costly and divert our resources. Even if we obtain coverage for a given product, if the resulting reimbursement rates are insufficient, hospitals may not approve our product for use in their facility or third-party payors may require co-payments that patients find unacceptably high. Patients are unlikely to use our product candidates unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our product candidates. Separate reimbursement for the product itself may or may not be available. Instead, the hospital or administering physician may be reimbursed only for providing the treatment or procedure in which our product is used. Further, from time to time, CMS revises the reimbursement systems used to reimburse healthcare providers, including the Medicare Physician Fee Schedule and Outpatient Prospective Payment System, which may result in reduced Medicare payments. In some cases, private third-party payors rely on all or portions of Medicare payment systems to determine payment rates. Changes to government healthcare programs that reduce payments under these programs may negatively impact payments from private third-party payors, and reduce the willingness of physicians to use our product candidates.

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

Some of the provisions of the ACA have yet to be fully implemented, while certain provisions have been subject to judicial and Congressional challenges. The Tax Cuts and Jobs Act of 2017, or the TCJA, includes a provision repealing the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” CMS proposed regulations that would give states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the ACA for plans sold through such marketplaces. Further, on October 13, 2017, an executive order was signed terminating the cost-sharing reduction, or CSR, subsidies that reimburse insurers under the ACA. The loss of the CSR payments is expected to increase premiums on certain policies issued by qualified health plans under the ACA. Several state Attorneys General filed suit to stop the administration from terminating the subsidies, but their request for a restraining order was denied by a federal judge in California on October 25, 2017. Another executive order was signed directing federal agencies with authorities and responsibilities under the ACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the ACA that would impose a fiscal burden on states or a cost, fee, tax, penalty or regulatory burden on individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. With the current presidential administration and Congress, there may be additional administrative or legislative changes, including modification, repeal or replacement of all, or certain provisions of, the ACA. However, it remains to be seen whether new legislation modifying the ACA will be enacted and, if so, precisely what the new legislation will provide, when it will be enacted and what impact it will have on the availability of healthcare and containing or lowering the cost of healthcare. The implications of a potential repeal or replacement of the ACA, for our and our collaborators’ business and financial condition, if any, are not yet clear.

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

The delivery of healthcare in the European Union, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than European Union, law and policy. National governments and health service providers have different priorities and approaches to the delivery of healthcare and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most EU member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing European Union and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of our product candidates, restrict or regulate post- approval activities, and affect our ability to commercialize any products for which we obtain marketing approval.

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

Risks Related to our Financial Condition and Capital Requirements

We have incurred significant losses in the past and we may incur significant losses in the future, which makes it difficult to assess our future viability.

Historically, we have incurred significant losses and negative cash flows from operations due to our significant research and development expenses and our investment in our manufacturing capabilities. As of December 31, 2020, our accumulated losses amounted to €409.6 million. Those loses have been compensated by the profit generated during the year ended December 31, 2021 and our retained earnings as of December 31, 2021 amounted to €9,882.9 million. Prior to December 2020 we funded our operations primarily from private placements of our ordinary shares, issuances of ordinary shares (including in the form of American Depositary Shares, or ADSs) in connection with our public offerings, generation of proceeds under our collaboration agreements, secured bank loans and issuance of a convertible note. Since December 2020, our COVID-19 vaccine has been fully approved, granted conditional marketing authorization, or approved or authorized for emergency or temporary use in over 100 countries and regions worldwide, which resulted in recognition of revenues from the commercial sale of pharmaceutical products for the first time. Consequently, we have progressed from earning revenues primarily from research and development to earning revenues from commercial sales. We plan to invest heavily in R&D as we make a strong drive to build out our global development organization and diversify our therapeutic area footprint. Additionally, we plan to enhance capabilities through complementary acquisitions, technologies, infrastructure and manufacturing. Even for those products for which we have obtained regulatory approval or emergency use authorization, our future revenues will depend upon the size of any markets in which our product candidates have received approval or authorization to market, our ability to achieve sufficient market acceptance, reimbursement from third-party payors, and adequate market share in those markets. If achieved, profitability is difficult to maintain over time and is highly dependent on various factors. Our future financial results will depend, in part, on the rate of our future expenditures, the extent to which we experience long-term success of our commercial products and our ability to obtain funding through equity or debt financings, sales of assets, collaborations or grants.

We expect to continue to incur significant and increasing operating expenses for the foreseeable future. We anticipate that our expenses will increase substantially if and as we and our collaborators:

•
continue or expand our research or development of our programs in preclinical development;
•
continue or expand the scope of our clinical trials for our product candidates;
•
initiate additional preclinical, clinical, or other trials for our product candidates, including under our collaboration agreements;
•
continue to invest in our immunotherapy platforms to conduct research to identify novel technologies;
•
change or increase our manufacturing capacity or capability;
•
change or add additional suppliers;
•
add additional infrastructure to our quality control, quality assurance, legal, compliance and other groups to support our operations as a public company and our product development and commercialization efforts, including expansion of sites in Germany and new sites in the United States, and potentially others globally;
•
attract and retain skilled personnel;
•
seek marketing approvals and reimbursement for our product candidates;
•
develop our sales, marketing, and distribution infrastructure for our COVID-19 vaccine and any other products for which we may obtain marketing approval or emergency use authorization;
•
seek to identify and validate additional product candidates;
•
acquire or in-license other product candidates and technologies;
•
acquire other companies;
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
•
delays or failures in advancement of existing or future product candidates into the clinic or in clinical trials;
•
the occurrence of adverse events during our clinical trials or post marketing authorization;
•
our ability to develop and manufacture our product candidates and commercialize and manufacture our COVID-19 vaccine at commercial scale;
•
our ability to manage our growth;
•
our ability execute our corporate objectives;
•
the outcomes of research programs, clinical trials, or other product development or approval processes conducted by us and our collaborators;
•
the ability of our collaborators to develop and successfully commercialize products developed from our suite of therapeutic classes;
•
our relationships, and any associated exclusivity terms, with collaborators;
•
our contractual or other obligations to provide resources to fund our product candidates, and to provide resources to our collaborators or to the collaborations themselves;
•
the extent to which we repurchase outstanding ADSs under our share repurchase plan;
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

Our ability to continue to generate revenue and maintain profitability depends on our ability, alone or with collaborators, to successfully complete the development of, and obtain the regulatory approvals necessary to commercialize our product candidates. Although we generate revenue from sales of our COVID-19 vaccine and additional limited revenue from other sales transactions, the amount of long-term revenue from such sales, including the sales of our COVID-19 vaccine, is uncertain at this time. Our ability to generate future revenues from other pharmaceutical product sales depends heavily on our success in:

•
completing research and preclinical and clinical development of our product candidates;
•
seeking and obtaining U.S. and non-U.S. marketing approvals for product candidates for which we complete clinical trials;
•
seeking and obtaining market access and favorable pricing terms in the United States, the European Union, and other key geographies;
•
furthering the development of our own manufacturing capabilities and manufacturing relationships with third parties in order to provide adequate (in amount and quality) products and services to support clinical development and the market demand for our product candidates, if approved;
•
obtaining market acceptance of our product candidates as a treatment option;
•
launching and commercializing product candidates for which we obtain marketing approval and reimbursement, either through collaborations or, if launched independently, by establishing a sales force, marketing and distribution infrastructure;
•
addressing any competing technological and market developments, in particular, declining demand for any of our approved products;
•
implementing additional internal systems and infrastructure;
•
negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter;
•
maintaining, defending, protecting, enforcing and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how; and
•
attracting, hiring and retaining qualified personnel.

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

In Germany, we have unused tax loss carryforwards for corporate taxes for German non tax group entities, though we have not recognized deferred tax assets related to such loss carryforwards for International Financial Reporting Standards, or IFRS, reporting purposes until December 31, 2021. Deferred tax assets are recognized for unused tax losses only to the extent that it is probable that taxable profit will be available against which the losses can be utilized. In general, net operating loss, or NOL, carryforwards in Germany do not expire. Furthermore, under current German tax laws, certain substantial changes in the Company’s ownership and business may further limit the amount of NOL carryforwards that can be used annually to offset future taxable income.

For the German tax group we incurred tax losses up to and including December 31, 2020. Even though we recognized deferred tax assets on a majority of German tax loss carry forwards in 2020 which were fully utilized in 2021, they are, however, subject to review and possible adjustment by the German tax authorities.

In addition, we have U.S. federal and state NOL carryforwards due to our subsidiaries in the United States, which may be subject to limitations on use after an ownership change.

We may not be able to utilize a material portion of our historic or current NOLs or credits in either Germany resulting from our German tax group or non tax group entities in Germany or the United States until these have been finally assessed by the tax authorities or when the limitation period has passed. In addition, the rules regarding the timing of revenue and expense recognition for tax purposes in connection with various transactions are complex and uncertain in many respects, and, if challenged, our recognition may be subject to a revised assessment. In the event any such challenge is sustained, our NOLs could be materially reduced or we could be determined to be a material cash taxpayer for one or more years which could have an adverse effect on our business, financial conditions, results of operations or prospects.

Furthermore, our ability to use our NOLs or credits is conditioned upon our attaining profitability and generating taxable income. Taxable income exceeding NOLs will be subject to taxation resulting tax liabilities. As described above, we have incurred significant net losses in every year since our inception other than 2018 and 2021 and anticipate that in the future, we may incur significant losses for some of the group entities. Our ability to utilize our NOL or credit carryforwards in the United States and for some German group entities is uncertain.

Under German tax laws, we are obligated to withhold a percentage of wage tax and social security contributions on personnel expenses if contract services providers are considered to be our internal employees and remit those withholdings to German tax authorities and social security institutions. Late payments may subject us to penalties and fees.

Under German tax and social security laws, we are obligated to withhold a percentage of payments we make to third parties in consideration of the services provided, in case these are considered employment payments, and remit those withholdings to German tax authorities and social security institutions. As a result of an internal review, we discovered that especially in the most recent years, where a significant volume of service providers have been engaged to ensure research, development, manufacturing and general supply capabilities of our COVID-19 vaccine, we and certain of our subsidiaries did not withhold, report and remit certain wage taxes and social security contributions in connection with the contract service providers where some have been engaged in a manner comparable to internal employees as required to be withheld under German tax and social security laws, and have not made the requisite recordings in our and their financial books and records in relation to such wage taxes and social security contributions. We notified the tax authorities of these possible late payments. No administrative offense or criminal proceeding have been opened as of the date of this report.

It is not possible to seek the refund of these wage taxes or social security contributions from either the German Tax authorities of social security institutions after filing returns. In Germany, employers are considered secondarily liable for wage taxes.

In addition value added taxes on invoices received by contract services providers, who are considered internal employees, has to be considered non-deductible and needs to be repaid to the German Tax authorities. There is a possibility to reclaim the VAT repaid to the German Tax authorities from the service provider. As of December 31, 2021 the majority of these amounts have been refunded. However, there is a possibility that the relevant input VAT claims against the contract service providers, may in some instances, not be enforceable as a result of a contract service provider no longer existing, the lapse of time or any other facts preventing the enforcement of such claims.

We may require substantial additional financing to achieve our goals, and a failure to obtain this capital on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development programs, commercialization efforts or other operations.

As of December 31, 2021, we had cash and cash equivalents of €1,692.7 million. Our operating plans may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings, government or other third-party funding, sales of assets, marketing and distribution arrangements, other collaborations and licensing arrangements, or a combination of these approaches. We may require additional capital to obtain regulatory approval for, and to commercialize, future product candidates. Even if we believe we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations. Our spending will vary based on new and ongoing development and corporate activities. Due to the high uncertainty of the length of time and activities associated with discovery and development of our product candidates, we are unable to estimate the actual funds we will require for development, marketing and commercialization activities.

Our future funding requirements, both near and long term, will depend on many factors, including, but not limited to:

•
the initiation, progress, timing, costs, and results of preclinical or nonclinical studies and clinical trials for our product candidates;
•
the amount and timing of revenues and associated costs from sales of our COVID-19 vaccine;
•
the results of research and our other platform activities;
•
the clinical development plans we establish for our product candidates;
•
the terms of any agreements with our current or future collaborators, and the achievement of any milestone payments under such agreements to be paid to us or our collaborators;
•
the terms of any other strategic transactions, including relating to any acquisitions, into which we enter;
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

To date, we have financed our operations primarily through the sale of equity securities, revenue from collaborations, and revenue from sales of our COVID-19 vaccine, and we cannot be certain that additional funding will be available on favorable terms, or at all. We are currently generating product sales or royalty revenue to finance our operations, however should this change in the future we expect to finance our future cash needs through a combination of product sales, public or private equity offerings, debt financings, collaborations, licensing arrangements, and other marketing or distribution arrangements. Any fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates. In addition, we cannot guarantee that future financing will be available in sufficient amounts, at the right time, on favorable terms, or at all, including as a result of the impact that the COVID-19 pandemic and other global events, such as political upheavals, may have on the capital markets.

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

Further, to the extent that we raise additional capital through the sale of ADSs, ordinary shares or securities convertible or exchangeable into ordinary shares, share ownership interests will be diluted. We have entered into three credit facilities with an aggregate drawing capacity of €23.0 million which are all drawn down as of December 31, 2021, and for all of which first scheduled repayments have occurred. Subsequent to the end of the reporting period, on February 25, 2022 we agreed to repay two of the credit facilities amounting to €19.5 million. If we raise additional capital through debt financing, we would be subject to fixed payment obligations and may be subject to security interests in our assets and covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional capital through marketing and distribution arrangements, sales of assets, collaborations, or licensing arrangements with third parties, we may have to relinquish certain valuable rights to our product candidates, technologies, future revenue streams or research programs. We also could be required to seek collaborators for one or more of our current or future product candidates at an earlier stage than otherwise would be desirable or relinquish our rights to product candidates or intellectual property that we otherwise would seek to develop or commercialize ourselves. If we are unable to raise additional capital in sufficient amounts, at the right time, on favorable terms, or at all, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our products or product candidates, or one or more of our other research and development initiatives. Any of the above events could significantly harm our business, prospects, financial condition and results of operations, cause the price of the ADSs to decline, and negatively impact our ability to fund operations.

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

As a public company, we incur significant legal, accounting and other expenses. The federal securities laws, including the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and rules subsequently implemented by the SEC and the Nasdaq Stock Market LLC, or Nasdaq, have imposed various requirements on public companies, including requirements to file annual and event-driven reports with respect to our business and financial condition, and to establish and maintain effective disclosure and financial controls and corporate governance practices. Our management and other personnel need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations result in substantial legal and financial compliance costs and have made some activities time-consuming and costly. We may not be able to produce reliable financial statements or file these financial statements as part of a periodic report in a timely manner with the SEC or comply with Nasdaq listing requirements. In addition, we could make errors in our financial statements that could require us to restate our financial statements.

Pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, we are required to furnish a report by our management on our internal control over financial reporting, including the attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To maintain compliance with Section 404, we document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we have needed to continue to dedicate internal resources, have engaged outside consultants, and have adopted a detailed work plan to assess and document the adequacy of internal control over financial reporting. We will continue to implement steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that in the future neither we nor our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our internal control over financial reporting is effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

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

Prior to our initial public offering, we operated as a private company that was not required to comply with the obligations of a public company with respect to internal control over financial reporting. We had historically operated with limited accounting personnel and other resources with which to address our internal control over financial reporting.

We and our auditors identified a material weakness in 2019 which constituted a material weakness in our internal control over financial reporting in both design and operation. As of December 31, 2021, this material weakness has been fully remediated, as verified by our external auditors.

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

We have various international trade obligations including customs value calculation, customs tariff number classification and other related securities requirements. Late payments to customs authorities may subject us to penalties and fees.

Our supply chain, production and distribution network across the globe creates an increasing level of complexity in customs and foreign trade processes. The requirements for internal control systems are increasing and must be developed simultaneously. The risk management system for customs and foreign trade, which we are continuously improving, determines which stakeholders, goods, and means of transport should be examined and to what extent. These risks include the potential for non-compliance with customs value calculation, customs tariff number classification, trade restrictions, security regulations as well as the potential failure to facilitate international trade.

We are, and will likely continue to be, subject to various audits that arise from time to time, including customs and potential future foreign trade audits.

As a result of an internal review, we discovered that especially in the most recent years, where a significant increase of shipments took place, international trade obligations such as correct customs value calculation of our and certain of our subsidiaries have not been applied correctly and we have made the requisite recordings in our financial books and records in relation to such customs duties. We notified the customs authorities of these possible late payments. No administrative offense or criminal proceeding have been opened as of the date of this report. The expenses are partially subject to reimbursement under our collaboration agreement with Pfizer.

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

As a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements. We therefore continue to follow German corporate governance practices in lieu of the corporate governance requirements of Nasdaq in certain respects. In particular, we follow German corporate governance practices in connection with the distribution of annual and interim reports to shareholders, the application of our code of conduct to our Supervisory Board, executive remuneration disclosure, proxy solicitation in connection with shareholders’ meetings, and obtaining shareholder approval in connection with the establishment of, or material amendment to, certain equity- based compensation plans.

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

We face risks related to catastrophic global events including natural disasters, political crises, or public health epidemics and pandemics, such as COVID-19, that could adversely affect our operations.

Our business could be adversely impacted by the effects of catastrophic global events including natural disasters such as an earthquake, fire, hurricane, tornado, flood or significant power outage; public health crises such as the COVID-19 pandemic; political crises, such as terrorist attacks, war and other political instability, including the ongoing geopolitical tensions related to Russia's actions in Ukraine, resulting sanctions imposed by the United States and other countries and retaliatory actions taken by Russia in response to such sanctions; or other catastrophic events.

In particular, the COVID-19 pandemic may negatively impact our operations in the future and could also affect our ability to enroll patients in clinical studies and complete clinical trials on the timelines we currently anticipate. Certain of our programs have experienced delays in the clinical development process as a result of the COVID-19 pandemic. In addition, we have modified our business practices, in response to the spread of COVID-19, including restricting employee travel, developing social distancing plans for employees and cancelling physical participation in meetings, events and conferences. This partial disruption, even temporary, may severely impact our operations and overall business by delaying the progress of our clinical trials and preclinical studies. Our operations, including research and manufacturing, could also be disrupted due to the potential impact of staff absences as a result of self-isolation procedures or extended illness.

Our suppliers, licensors or collaborators could also be disrupted by conditions related to COVID-19, or other pandemics and epidemics, possibly resulting in disruption to our supply chain, clinical trials, partnerships or operations. If our suppliers, licensors, contract research organizations, or CROs, or collaborators are unable or fail to fulfill their obligations to us for any reason, our business could be adversely affected. Our customers could also be disrupted by conditions related to COVID-19 or other epidemics, possibly through deferring purchasing decisions or delaying research programs.

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

We do not carry insurance for all categories of risk that our business may encounter and insurance coverage is becoming increasingly expensive. We do not know if we will be able to maintain existing insurance with adequate levels of coverage, and any liability insurance coverage we acquire in the future may not be sufficient to reimburse us for any expenses or losses we may suffer. We currently maintain insurance coverage for losses relating to property damage and an interruption of our development, manufacturing or commercialization efforts. With the grant of the first marketing approvals for our COVID-19 vaccine we have acquired additional insurance coverage for losses relating to transportation and storage of our COVID-19 vaccine and product liability claims arising from its use, and the coverage or coverage limits of our insurance policies may not be adequate. If our losses exceed our insurance coverage, our financial condition would be adversely affected. In the event of contamination or injury, we could be held liable for damages or be penalized with fines in an amount exceeding our resources. Clinical trials or regulatory approvals for any of our product candidates could be suspended, which could adversely affect our results of operations and business, including by preventing or limiting the development and commercialization of any product candidates that we or our collaborators may develop.

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

Even if we complete the necessary preclinical studies and clinical trials, the marketing approval process is expensive, time-consuming and uncertain, and we may not be able to obtain approvals for the commercialization of product candidates we may develop. Any product candidates we may develop and the activities associated with its development and commercialization, including design, testing, manufacture, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, are subject to comprehensive regulation by the FDA and by comparable global health authorities. To obtain the requisite regulatory approvals to commercialize any of our product candidates, we and our collaborators must demonstrate through extensive preclinical studies and clinical trials that our products are safe and effective, including in the target populations. Successful completion of clinical trials is a prerequisite to submitting a biologics license application, or BLA, or a new drug application, or NDA, to the FDA, a Marketing Authorization Application, or MAA, to the EMA, and similar marketing applications to comparable global regulatory authorities, for each product candidate and, consequently, the ultimate approval and commercial marketing of any product candidates.

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

The process of obtaining marketing approvals in the United States, the European Union and elsewhere, is expensive, may take many years if additional clinical trials are required, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Changes in marketing approval policies and standards of care during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted product application may cause delays in the approval or rejection of an application. The FDA, EMA and comparable regulatory authorities in other countries have substantial discretion in the approval process and may refuse to accept any application or may decide that the data are insufficient for approval and require additional preclinical, clinical or other trials. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent marketing approval of a product candidate. Any marketing approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable. Additional delays or non-approval may result if an FDA panel of experts, referred to as an Advisory Committee, or other regulatory authority recommends non-approval or restrictions on approval. In addition, we may experience delays or rejections based upon additional government regulation from future legislation or administrative action, or changes in regulatory agency policy during the period of product development, clinical trials, and the review process.

Regulatory agencies also may approve a product candidate for fewer or more limited indications or patient populations than requested or may grant approval subject to the performance of post-marketing studies. In addition, regulatory agencies may not approve the labeling claims that are necessary or desirable for the successful commercialization of our product candidates.

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

Currently, mRNA is considered a gene therapy product by the FDA. Unlike certain gene therapies that irreversibly alter cell DNA and may cause certain side effects, mRNA-based medicines are designed not to irreversibly change cell DNA. Side effects observed in other gene therapies, however, could negatively impact the perception of immunotherapies despite the differences in mechanism. In addition, the regulatory pathway in the United States and may other jurisdictions for approval is uncertain. Currently, our COVID-19 vaccine is not classified as a gene therapy. The pathway for an individualized therapy, such as our iNeST mRNA-based immunotherapy where each patient receives a different combination of mRNAs, remains particularly unsettled. The number and design of the clinical and preclinical studies required for the approval of these types of medicines have not been established, may be different from those required for gene therapy products or therapies that are not individualized or may require safety testing like gene therapy products. Moreover, the length of time necessary to complete clinical trials and submit an application for marketing approval by a regulatory authority varies significantly from one pharmaceutical product to the next and may be difficult to predict.

Our product candidates may not work as intended, may cause undesirable side effects or may have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any.

As with most biological products, use of our product candidates could be associated with side effects or adverse events which can vary in severity from minor reactions to death and in frequency from infrequent to prevalent. The potential for adverse events is especially acute in the oncology setting, where patients may have advanced disease, have impaired organ function, compromised immune and other systems and may be receiving numerous other therapies. Undesirable side effects or unacceptable toxicities caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, the EMA or comparable regulatory authorities. Results of our trials could reveal a high and unacceptable severity and prevalence of side effects.

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

In our ongoing and planned clinical trials, we have contracted, and are expected to continue to contract, with academic medical centers and hospitals experienced in the assessment and management of toxicities arising during clinical trials. Nonetheless, these centers and hospitals may have difficulty observing patients and treating toxicities, which may be more challenging due to personnel changes, inexperience, shift changes, house staff coverage or related issues. Additionally, the COVID-19 pandemic continues to have an impact on our ability to monitor trial safety related to, for example, staff shortages (i.e., due to contracting COVID-19 and/or the global shortage in healthcare professionals), re-assignment of staff to treat COVID-19 patients, restricted clinical site access, etc. This could lead to more severe or prolonged toxicities or even patient deaths, which could result in us or the FDA, the EMA or other comparable regulatory authority delaying, suspending or terminating one or more of our clinical trials, and which could jeopardize regulatory approval. We also expect the centers using our product candidates, if approved on a commercial basis, could have similar difficulty in managing adverse events. Medicines used at centers to help manage adverse side effects of our product candidates may not adequately control the side effects and may have a detrimental impact on the efficacy of the treatment. Use of these medicines may increase with new physicians and centers administering our product candidates.

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

Clinical development involves a lengthy and expensive process with an uncertain outcome, and delays can occur for a variety of reasons outside of our control. Clinical trials of our product candidates may be delayed, certain programs may never advance in the clinic or may be more costly to conduct than we anticipate, and we may have difficulty recruiting patients to participate in clinical trials, any of which can affect our ability to fund our company and would have a material adverse impact on our business.

Clinical testing is expensive and complex and can take many years to complete. Its outcome is inherently uncertain. We may not be able to initiate, may experience delays in, or may have to discontinue clinical trials for our product candidates. We and our collaborators also may experience numerous unforeseen events during, or as a result of, any clinical trials that we or our collaborators conduct that could delay or prevent us or our collaborators from successfully developing our product candidates, including:

•
the FDA, other regulators, IRBs or ethics committees may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site for any number of reasons, including concerns regarding safety and aspects of the clinical trial design;
•
we may experience delays in reaching, or fail to reach, agreement on favorable terms with prospective trial sites and prospective CROs, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;
•
we have optimized in the past and may in the future optimize our manufacturing processes, including through changes to the scale and site of manufacturing, which may lead to additional studies (including bridging and bioequivalence studies) or potentially significant changes in our clinical trial designs, requiring additional cost and time, and, as a consequence, lead to a delay in plans for progressing one or more product candidates;
•
the outcome of our preclinical studies and our early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results;
•
we may be unable to establish clinical endpoints that applicable regulatory authorities would consider clinically meaningful;
•
in an effort to optimize product features, we have made in the past and may continue to make changes to our product candidates after we commence clinical trials of a medicine which may require us to repeat earlier stages of clinical testing or delay later-stage testing of the medicine;
•
clinical trials of any product candidates may fail to show safety or efficacy, or may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional nonclinical studies or clinical trials, or we may decide to abandon product development programs;
•
differences in trial design between early-stage clinical trials and later-stage clinical trials may make it difficult to extrapolate the results of earlier clinical trials to later clinical trials;
•
preclinical and clinical data are often susceptible to varying interpretations and analyses, and many product candidates believed to have performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval;
•
our product candidates may have undesirable side effects or other unexpected characteristics. One or more of such effects or events could cause regulators to impose a clinical hold on the applicable trial, or cause us or our investigators, IRBs or ethics committees to suspend or terminate the trial of that product candidate or any other of our product candidates for which a clinical trial may be ongoing;
•
the number of trial participants required for clinical trials of any product candidates may be larger than we anticipate, identification of trial participants for such trials may be limited, enrollment in these clinical trials may be slower than we anticipate due to perceived adverse effects, limited patient populations, competitive trials, the COVID-19 pandemic or other reasons, or participants may withdraw from clinical trials or fail to return for post-treatment follow-up at a higher rate than we anticipate;
•
despite robust sponsor oversight, our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all, or may deviate from the clinical trial protocol or withdraw from the trial, which may require that we add new clinical trial sites;

•
regulators may elect to impose a clinical hold, or we, our investigators, IRBs or ethics committees may elect to suspend or terminate clinical research or trials for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to an unacceptable benefit-risk ratio;
•
with respect to infectious disease vaccine trials in particular, we have to wait for particular level of infection in the placebo arm in order to assess protection provided by vaccine, and we cannot control the rate of exposure or infection which can make timing uncertain;
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

Significant additional preclinical or nonclinical testing and studies or clinical trial delays for our product candidates also could allow our competitors to bring products to market before we do, potentially impairing our ability to successfully commercialize our product candidates and harming our business and results of operations. Any delays in the development of our product candidates may harm our business, financial condition and prospects significantly.

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

We may not be able to identify, recruit and enroll a sufficient number of trial participants, or those with required or desired characteristics to achieve diversity in a study, to complete our clinical trials in a timely manner. Patient and subject enrollment is affected by factors including:

•
severity of the disease under investigation;
•
complexity and design of the study protocol;
•
size of the patient population;
•
eligibility criteria for the study in question;
•
proximity and availability of clinical study sites for prospective trial participants;
•
availability of competing therapies and clinical trials, including between our own clinical trials;
•
efforts to facilitate timely enrollment in clinical trials;
•
patient referral practices of physicians;
•
ability to monitor trial participants adequately during and after treatment;
•
ability to recruit clinical trial investigators with the appropriate competencies and experience;
•
clinicians’ and trial participants’ perceptions of the potential advantages and side effects of the product candidate being studied in relation to other available therapies, including any new drugs or treatments that may be approved for the indications we are investigating;
•
our ability to obtain and maintain participant informed consent;
•
major changes in the approval status of competitor investigational products during the clinical trial period;
•
impacts of the COVID-19 global pandemic; and
•
the risk that trial participants enrolled in clinical trials will not complete a clinical trial.

In addition, our clinical trials may compete with other clinical trials for product candidates that are in the same therapeutic areas as our product candidates, and this competition will reduce the number and types of trial participants available to us because some trial participants who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by a third party. Since the number of qualified clinical investigators is limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of trial participants who are available for our clinical trials at such clinical trial sites. Moreover, because in some cases our product candidates represent a therapeutic novelty in contrast to more traditional methods for disease treatment and prevention, potential trial participants and their doctors may be inclined to use conventional therapies or other investigational therapies rather than enroll trial participants in any future clinical trial involving more novel product candidates. Additionally, if new product candidates, such as gene editing therapies, show encouraging results, potential trial participants and their doctors may be inclined to enroll trial participants in clinical trials using those product candidates. If such new product candidates show discouraging results or other adverse safety indications, potential trial participants and their doctors may be less inclined to enroll trial participants in our clinical trials.

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

Our planned clinical trials or those of our collaborators may be less efficacious or may reveal significant adverse events not seen in our preclinical or nonclinical studies and may result in a safety profile that could delay or terminate clinical trials, or delay or prevent regulatory approval or market acceptance of any of our product candidates.

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

Our ability to compete in the highly competitive biotechnology and pharmaceutical industries depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel. We are highly dependent upon members of our management and scientific teams. We may not be able to retain these persons due to the competitive environment in the biotechnology industry, as well as a current global shortage of these highly qualified individuals. The loss of any of these persons’ services may adversely impact the achievement of our research, development, financing and commercialization objectives. We are also aware of physical threats made against certain of these people. In response to these threats, we have deployed personal protection for such employees and increased our security generally. We currently do not have “key person” insurance on any of our employees.

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

Recruiting and retaining other qualified employees, consultants and advisors for our business, including scientific and technical personnel, will be critical to our success as well. Competition for skilled personnel, including in mRNA research, clinical development, clinical operations, regulatory affairs, therapeutic area management and manufacturing, is intense and the turnover rate can be high. We may not be able to attract and retain personnel on favorable terms given the competition among numerous pharmaceutical and biotechnology companies and academic institutions for individuals with similar skill sets. In addition, adverse publicity, failure to succeed in preclinical studies or clinical trials or applications for marketing approval may make it more challenging to recruit and retain qualified personnel. The inability to recruit, or loss of services of certain executives, key employees, consultants or advisors, may impede the progress of our research, development and commercialization objectives and have a material adverse impact on our business, financial condition, results of operations and prospects.

Our employees, principal investigators and consultants may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading, which could have an adverse effect on the results of our operations.

We are exposed to the risk of fraud or other misconduct by our employees, principal investigators and consultants, despite our robust efforts to prevent such misconduct through sponsor oversight. Misconduct by these parties could include intentional failures to comply with FDA regulations or the regulations applicable in the European Union and other jurisdictions, provide accurate information to the FDA, the EMA and other regulatory authorities, comply with healthcare fraud and abuse laws and regulations in the United States and abroad, report financial information or data accurately or disclose unauthorized activities to us. Such misconduct also could involve the improper use of information obtained in the course of clinical trials or interactions with the FDA or other regulatory authorities, which could result in regulatory sanctions and cause serious harm to our reputation. We have adopted a code of conduct applicable to all of our employees, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from government investigations or other actions or lawsuits stemming from a failure to comply with laws or regulations. If any such actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, financial condition, results of operations and prospects, including the imposition of significant fines or other sanctions.

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

The illegal distribution and sale by third parties of counterfeit versions of our COVID-19 vaccine could have a negative impact on our financial performance or reputation.

Third parties have in the past and may continue to illegally distribute and sell counterfeit versions of COVID-19 vaccines. Counterfeit products are frequently unsafe or ineffective, and may even be life-threatening. Counterfeit medicines may contain harmful substances or the wrong dosage. However, to distributors and users, counterfeit products may be visually indistinguishable from the authentic version.

Reports of adverse reactions to counterfeit products, increased levels of counterfeiting, or unsafe COVID-19 vaccines could materially affect public confidence in our COVID-19 vaccine or other product candidates. It is possible that adverse events caused by unsafe counterfeit vaccines will mistakenly be attributed to our COVID-19 vaccine. In addition, thefts of inventory at warehouses, plants or while in-transit, which are subsequently improperly stored and which are sold through unauthorized channels could adversely impact patient safety, our reputation, and our business. Public loss of confidence in the integrity of our COVID-19 vaccine as a result of counterfeiting or theft could have a material adverse effect on our business, results of operations, and financial condition.

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

We recognize the need for, and are in the early stages of, developing disaster recovery, business continuity and document retention plans that would allow us to be operational despite casualties or unforeseen events including natural disasters such as an earthquake, fire, hurricane, tornado, flood or significant power outage; public health crises such as the COVID-19 pandemic; political crises, such as terrorist attacks, war and other political instability, including the ongoing geopolitical tensions related to Russia's actions in Ukraine, resulting sanctions imposed by the U.S. and other countries and retaliatory actions taken by Russia in response to such sanctions; or other catastrophic events. Without disaster recovery, business continuity and document retention plans, if we encounter difficulties or disasters with our manufacturing facilities, our distribution facilities, at our corporate headquarters or those of third parties we rely on, our critical systems, operations and information may not be restored in a timely manner, or at all, and this could have an adverse effect on our business.

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

We carry clinical trial insurance, including product liability insurance, which we believe to be sufficient in light of our current commercial operations and clinical programs; however, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. We have expanded our insurance coverage to include product liability claims arising from the use of our COVID-19 vaccine; however, the amount of coverage we have obtained may not be adequate, and we may be unable to maintain product liability insurance for our COVID-19 vaccine on commercially reasonable terms in the future. On occasion, large judgments have been awarded in class action lawsuits based on drugs or medical treatments that had unanticipated adverse effects. A successful product liability claim or series of claims brought against us could cause the price of the ADS to decline and, if judgments exceed our insurance coverage, could adversely affect our results of operations and business.

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

Our ability to effectively monitor and respond to the rapid and ongoing developments and expectations relating to environmental, social and governance (“ESG”) matters, including related social expectations and concerns, may impose unexpected costs or result in reputational or other harm that could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares to decline.

There are rapid and ongoing developments and changing expectations relating to ESG matters and factors such as the impact of our operations on the environment, access to our COVID-19 vaccine, corporate governance, our practices relating to product stewardship, management of business ethics, human rights diligence in our supply chain, and human resource development, which may result in increased regulatory, social or other scrutiny on us. Regarding climate risks, we are expected to address climate risks due to our own contribution to climate change (inside-out perspective), risks due to physical effects of climate change as well as transition risks (outside-in perspective), and interactions between both perspectives ("dual materiality"). If we are unable to adequately recognize and respond to such developments and governmental, societal, investor and NGO expectations relating to such ESG matters, we may miss corporate opportunities, become subject to additional scrutiny, incur unexpected costs or experience damage to our reputation or our various brands. If any of these events were to occur, there may be a material adverse effect on our business, financial condition, cash flows and results of operations and the market value of our common shares may decline.

We have observed that in addition to the importance of their financial performance, companies are increasingly being judged by their performance on ESG matters. A variety of organizations measure the performance of companies on such ESG topics, and the results of these assessments are widely publicized. We may fail to comply with standards or best practices put forth by such organizations or by governmental or regulatory bodies. In addition, investment in funds that specialize in companies that perform well in such assessments are increasingly popular, and major institutional investors have publicly emphasized the importance of such ESG measures to their investment decisions. In light of investors’ increased focus on ESG matters, there can be no certainty that we will manage such issues successfully, or that we will successfully meet society’s expectations as to our proper role. Any failure or perceived failure by us in this regard could have a material adverse effect on our reputation and on our business, share price, financial condition, or results of operations, including the sustainability of our business over time.

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

For example, in March 2021 we received product quality complaints related to our COVID-19 vaccine in Hong Kong. A thorough investigation into these complaints concluded that the reported product quality complaints were due to the combination of a deficient container closure process, or crimping, at one specific contract manufacturing organization when such containers were later shipped at ultra-cold conditions created by shipping on dry ice. The investigation did not identify any safety issues related to the product quality complaints. We and our COVID-19 vaccine collaboration partner, Fosun, in Hong Kong subsequently supplied replacement COVID-19 vaccine vials, but we cannot assure you that we will not experience similar product quality complaints in the future.

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

Due to the number of different programs, we may have cross contamination of products inside of our factories, CROs, external contract manufacturing organizations, or CMOs, suppliers or in the clinic that affect the integrity of our products. Additionally, for some programs the manufacturing scale is extremely small compared to the standard volumes of supply, such that we run the risk of contaminating the process each time we reopen a container to use remaining supplies.

As we scale the manufacturing output for particular programs, we plan to continuously improve yield, purity and the pharmaceutical properties of our product candidates from IND-enabling studies through commercial launch, including shelf life stability and solubility properties of drug product and drug substance. Due to continuous improvement in manufacturing processes, we may switch processes for a particular program during development. However, after the change in process, more time is required for pharmaceutical property testing, such as six- or 12- month stability testing. That may require resupplying clinical or commercial material, or making additional GMP batches to keep up with clinical trial demand before such pharmaceutical property testing is completed.

We are utilizing a number of raw materials and excipients that are either new to the pharmaceutical industry or are being employed in a novel manner. Some of these raw materials and excipients have not been scaled to a level to support commercial supply and could experience unexpected manufacturing or testing failures, or supply shortages. Such issues with raw materials and excipients could cause delays or interruptions to clinical and commercial supply of our COVID-19 vaccine and our product candidates. Further, now and in the future, one or more of our programs may have a single source of supply for raw materials and excipients. Some of our suppliers are located in countries (e.g. the United States) different from our manufacturing sites (i.e. Germany). Export restrictions could lead to unplanned interruptions in manufacturing and thus impacting supply of both clinical and commercial material.

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

Our product and product intermediates are extremely temperature sensitive, and we may learn that any or all of our products are less stable than desired. We may also find that transportation conditions negatively impact product quality. This may require changes to the formulation or manufacturing process for one or more of our product candidates and result in delays or interruptions to clinical or commercial supply. In addition, the cost associated with such transportation services and the limited pool of vendors may also add additional risks of supply disruptions. As we are transporting intermediate products with holding times in refrigeration (TIR) and allowed times out of refrigeration (TOR) across long distances and crossing boarders, traffic issues and customs delays could lead to the loss of batches which would need to be replaced.

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

Manufacturing is a vital component of our individualized immunotherapy approach, and we have invested significantly in our manufacturing facilities, including the acquisition of a manufacturing site in Marburg, Germany. All internal manufacturing is performed under GMP guidelines. We also rely on a network of CMOs for the manufacture of our COVID-19 vaccine. We do not rely on any external CMOs for the manufacture of our individualized product candidates and at this time, and we have limited redundancy among our facilities. Due to the individualized nature of our product candidates, we do not maintain product reserves. If any of our or our external CMOs’ manufacturing facilities experience difficulties, including related to manufacturing, product release, shelf life, testing, storage and supply chain management or shipping, our clinical development programs may be delayed or suspended until we or our external CMOs can resume operations. We may also be required to incur significant expenditures to resolve such difficulties.

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

The designs of our facilities are based on current standards for biotechnology facilities. They have been reviewed and approved by local German authorities and have also received GMP manufacturing licenses. We have designed our facilities to incorporate a significant level of automation of equipment with integration of several digital systems to improve efficiency of operations. We have attempted to achieve a high level of digitization for clinical and commercial manufacturing facilities relative to industry standards. While this is meant to improve operational efficiency, this may pose additional risk of process equipment malfunction and even overall manufacturing system failure or shutdown due to internal or external factors including, but not limited to, design issues, system compatibility or potential cybersecurity breaches. This may lead to delay in supply or shutdown of our facilities. Any disruption in our manufacturing capabilities could cause delays in our production capacity for our drug substances or drug products, impose additional costs, or may require us to identify, qualify and establish an alternative manufacturing site, the occurrence of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Regulatory authorities typically require representative manufacturing site inspections to assess adequate compliance with GMPs and manufacturing controls as described in the filing. If either we or one of our third-party manufacturing sites fails to provide sufficient quality assurance or control, approval continue delivery of our commercial product or to commercialize our product candidates may not be granted. Inspections by regulatory authorities may occur at any time during the development or commercialization phase of products. The inspections may be product-specific or facility-specific for broader GMP inspections or as a follow up to market or development issues that the regulatory agency may identify. Deficient inspection outcomes may influence the ability of our third-party manufacturers or suppliers to fulfill their supply obligations, impacting or delaying supply or delaying programs.

The manufacturing process for any products that is subject to the FDA’s, the EMA’s and other regulatory authorities’ approval processes, and we may need to contract with manufacturers who we believe can meet applicable regulatory authority requirements on an ongoing basis. If we or our third-party manufacturers are unable to reliably manufacture to specifications acceptable to the FDA, the EMA or other regulatory authorities, we or our collaborators may not obtain or maintain the approvals we or they need to release and deliver such products. Even if we or our collaborators obtain regulatory approval for any of our immunotherapies, there is no assurance that either we or our CMOs will be able to manufacture our product candidates to specifications acceptable to the FDA, the EMA or other regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential launch of the product, or to meet potential future demand. Any of these challenges could delay completion of clinical trials, require bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidates, impair commercialization efforts or increase our cost of goods. The occurrence of any of the foregoing could have an adverse effect on our business, financial condition, results of operations and growth prospects.

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

The FDA, the EMA and other regulatory authorities may require us to submit product samples of any lot of any approved product together with the protocols showing the results of applicable tests at any time. Under some circumstances, the FDA or other regulatory authorities may require that we do not distribute a lot or lots until the relevant agency authorizes such release. Deviations in the manufacturing process, including those affecting quality attributes and stability, may result in unacceptable changes in the product that could result in lot failures or product recalls. Our CMOs have, in the past, experienced lot failures and some may have experienced product recalls. Lot failures or product recalls with respect to product produced by either our own facilities or those of our third-party manufacturers could cause us and our collaborators to delay clinical trials, product launches or product supply, which could be costly to us and otherwise harm our business, financial condition, results of operations and prospects.

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

We are a party to licenses that give us rights to third-party intellectual property, including patents and patent applications, that are necessary or useful for our business. In particular, we have obtained licenses from Actuitas Therapeutics, CellScript LLC and its affiliate, mRNA RiboTherapeutics, Inc., to patent rights claiming certain uses of modified RNA, as well as licenses from certain other parties for intellectual property useful in pharmaceutical formulations. We may enter into additional licenses to third-party intellectual property in the future.

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

Disputes may also arise between us and our licensors regarding intellectual property subject to a license agreement, including:

•
the scope of rights granted under the license agreement and other interpretation-related issues;
•
whether and the extent to which our technology and processes infringe, misappropriate or otherwise violate the intellectual property of the licensor that is not subject to the licensing agreement;
•
our right to sublicense patent and other intellectual property rights to third parties under collaborative relationships;
•
our diligence obligations with respect to the use of the licensed intellectual property and technology in relation to our development and commercialization of our product candidates, and what activities satisfy those diligence obligations;
•
the ownership of inventions, trade secrets, know-how and other intellectual property resulting from the joint creation or use of intellectual property by our licensors and us and our collaborators; and
•
the priority of invention of patented technology; and
•
including amounts to be paid pursuant to royalty obligations, including the triggering of royalty obligations and amounts to be paid pursuant thereto.

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

If we commit certain material breaches and fail to remedy them (if such breach is curable), we are required to repurchase shares held by the Bill & Melinda Gates Foundation.

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

Our commercial success depends in part on our ability to obtain, maintain, protect, defend and enforce patent and other intellectual property, including trade secret and know-how, protection for our COVID-19 vaccine and for our product candidates, proprietary technologies and their uses, as well as our ability to operate, develop, manufacture and commercialize our COVID-19 vaccine or one or more of our product candidates without infringing, misappropriating or otherwise violating the intellectual property or other proprietary rights of our competitors or any other third parties, including any non-practicing entities or patent assertion entities. We generally seek to protect our intellectual property position by filing and/or licensing patent applications in the United States and abroad related to our product candidates, proprietary technologies (including methods of manufacture) and their uses that are important to our business. Our patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless, and until, patents issue from such applications, and then only to the extent that the issued claims cover third parties’ activities in the countries in which they are performed. We cannot be certain that the claims in any of our patent applications will be considered patentable by the United States Patent and Trademark Office, or the USPTO, courts in the United States or the patent offices and courts in other jurisdictions, including Europe, nor can we be certain that any claim in our issued patents will not be found invalid or unenforceable if challenged. Accordingly, there can be no assurance that our patent applications or those of our licensors will result in additional patents being issued or that issued patents will adequately cover our COVID-19 vaccine or our product candidates, or otherwise afford sufficient protection against competitors with similar technology, nor can there be any assurance that issued patents will not be infringed, designed around, invalidated or held unenforceable. Furthermore, we may not be able to apply for patents on certain aspects of our current or future products or product candidates, proprietary technologies and their uses in a timely fashion, at a reasonable cost, in all jurisdictions, or at all, and any potential patent protection we obtain may not be sufficient to prevent substantial competition.

Even claims of issued patents may later be found invalid or unenforceable, or may be modified or revoked in proceedings before various patent offices or in courts in the United States, Europe or other jurisdictions. The degree of future protection for our intellectual property and other proprietary rights is uncertain. Only limited protection may be available and may not adequately protect our rights or permit us to gain or keep any competitive advantage. If we do not adequately obtain, maintain, protect, defend and enforce our intellectual property and proprietary technology, competitors may be able to use our product candidates and proprietary technologies and erode or negate any competitive advantage we may have, which could have a material adverse effect on our financial condition and results of operations.

The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that we or any of our current or future licensors or collaborators will be successful in prosecuting, obtaining, protecting, maintaining, enforcing or defending patents and patent applications necessary or useful to protect our products or product candidates, proprietary technologies (including methods of manufacture) and their uses. These risks and uncertainties include, from time to time, the following:

•
the USPTO and various other governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patenting process, the noncompliance with which can result in abandonment or lapse of a patent or patent application or a finding that a patent is unenforceable, and partial or complete loss of patent rights in the relevant jurisdiction;
•
patent applications may not result in any patents being issued;
•
claims of issued patents that we own (solely or jointly) or have in-licensed may be challenged, invalidated, modified, revoked, circumvented, found to be unenforceable or otherwise may not provide any competitive advantage;
•
other parties may have designed around our patent claims or developed technologies that may be related or competitive to our COVID-19 vaccine or to our product candidates or other technologies, may have filed or may file patent applications and may have received or may receive patents that overlap or conflict with our patent filings, either by claiming the same or overlapping methods, products, reagents, tools or devices or by claiming subject matter that could dominate one or more of our patent claims;
•
any successful opposition to claims of any patents owned by or in-licensed to us could deprive us of rights necessary for the development and exploitation of our COVID-19 vaccine or our product candidates and other technologies, or the successful commercialization of any product candidates and other technologies that we may develop;
•
because patent applications in the United States and most other jurisdictions are confidential for a period of time after filing, we cannot be certain that we, our co-owners or our licensors were the first to file any patent application related to our product candidates, proprietary technologies and their uses;
•
a court or patent office proceeding, such as a derivative action or interference, can be provoked or instituted by a third party or a patent office, and might determine that one or more of the inventions described in our patent filings, or in those we licensed, was first invented by someone else, so that we may lose rights to such invention(s);
•
a court or other patent proceeding, such as an inter partes review, post grant review or opposition, can be instituted by a third party to challenge the inventorship, scope, validity and/or enforceability of our patent claims and might result in invalidation or revision of one or more of our patent claims, or in a determination that such claims are unenforceable;
•
there may be significant pressure on the U.S. government and international governmental bodies to limit the scope of patent protection both inside and outside the United States for disease treatments that prove successful, as a matter of public policy regarding worldwide health concerns; existing legislation (for example, in the United States, the Public Readiness and Emergency Preparedness Act, etc.) may be interpreted, and new legislation may be passed, to permit third-party use of patented technologies relating to a public health concern (for example, the COVID-19 pandemic), with little or no compensation to the patent holder(s); and
•
countries other than the United States may have patent laws less favorable to patentees than those upheld by U.S. courts, allowing competitors a better opportunity to create, develop and market competing product candidates.

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

Furthermore, the patent prosecution process is expensive and time-consuming, and we may not be able to file, prosecute, maintain, protect, defend, enforce or license all necessary or desirable patents or patent applications, as applicable, at a reasonable cost or in a timely manner. It is possible that we will fail to identify patentable aspects of our research and development output in time to obtain patent protection. Although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, CROs, CMOs, consultants, advisors and other third parties, if any of these parties were to breach such agreements and improperly disclose such output before a patent application is filed, this could jeopardize our ability to seek patent protection. We also rely to a certain extent on trade secrets, know-how, and technology, which are not protected by patents, to maintain our competitive position. If any trade secret, know-how or other technology not protected by a patent were to be disclosed to or independently developed by a competitor, our business and financial condition could be materially adversely affected.

The issuance of a patent is not conclusive as to its inventorship, priority date, scope, term, validity or enforceability so that any patents that may issue or that we may license may be challenged in the courts or patent offices in the United States, Europe and other jurisdictions. Once granted, patents may remain open to a variety of challenges, including opposition, interference, re-examination, post-grant review, inter partes review, nullification or derivation action in court or before patent offices or similar proceedings, and furthermore, may be challenged as a defense in any enforcement action that we might bring; for example, various third parties have filed opposition papers challenging our issued EP patent number 2714071, which relates to our iNeST product candidates, and whose claims recite steps relating to neoantigen selection. While the claims of our issued EP patent 2714071 were upheld after opposition, there is currently a pending appeal against the opposition decision. Such challenges may result in loss of exclusivity or in patent claims being narrowed, terminated, disclaimed, invalidated, assigned to others or held unenforceable, any or all of which could limit our ability to stop others from using or commercializing similar or identical products, or limit the scope and/or term of patent protection of our products and product candidates and/ or eliminate it altogether, thus hindering or removing our ability to limit third parties from making, using or selling products or technologies that are similar or identical to ours, and/or reduce or eliminate royalty payments to us from our licensees. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. Furthermore, our pending and future patent applications may not result in patents being issued which protect our technology or our product(s) or product candidates, or which effectively prevent others from commercializing competitive technologies and products. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

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

In addition, proceedings to enforce or defend our owned or in-licensed patents could put our patents at risk of being invalidated, held unenforceable or interpreted narrowly. Such proceedings could also provoke third parties to assert claims against us, including that some or all of the claims in one or more of our patents are invalid or otherwise unenforceable. Such challenges may result in loss of patent rights, loss of exclusivity, or in patent claims being narrowed, invalidated or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and product candidates. If any of our owned or in-licensed patents covering our product candidates or other technologies are narrowed, invalidated or found unenforceable, or if a court found that valid, enforceable patents held by third parties covered one or more of our product candidates or other technologies, our competitive position could be harmed or we could be required to incur significant expenses to protect, enforce or defend our rights. If we initiate lawsuits to protect, defend or enforce our patents, or litigate against third-party claims, such proceedings would be expensive and would divert the attention of our management, technical personnel, and other employees even if the eventual outcome is favorable to us.

The degree of future protection for our intellectual property and other proprietary rights is uncertain, and we cannot ensure that:

•
any of our patents, or any of our pending patent applications, if issued, or those of our licensors, will include claims having a scope sufficient to protect our product(s), our product candidates and other technologies;
•
any of our pending patent applications or those of our licensors may issue as patents;
•
others will not or may not be able to make, use, offer to sell or sell products that are the same as or similar to our own but that are not covered by the claims of the patents that we own or license;
•
we will be able to successfully commercialize our products on a substantial scale, if approved, before the relevant patents that we own or license expire;
•
we were the first to make the inventions covered by each of the patents and pending patent applications that we own or license;
•
we, our co-owners or our licensors were the first to file patent applications for these inventions;
•
others will not develop similar or alternative products or technologies that do not infringe the patents we own or license;
•
any of the claims of patents we own or license will be found to ultimately be valid and enforceable;
•
any patents issued to us or our licensors will provide a basis for an exclusive market for our commercially viable product candidates and other technologies or will provide us with any competitive advantages;
•
a third party may not challenge the claims of patents we own or license and, if challenged, a court would hold that such patent claims are valid, enforceable and infringed;
•
we may develop or in-license additional proprietary technologies that are patentable;
•
the patents of others will not have an adverse effect on our ability to issue patents, or otherwise on our business;
•
our competitors do not conduct research, development, testing or commercialization activities in countries where we do not have enforceable patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;
•
we will develop additional proprietary technologies, product(s) or product candidates that are separately patentable; and

•
our or our collaborators; development and commercialization activities, including our manufacturing processes, or products will not infringe patents of our competitors or any other third parties, including any non-practicing entities or patent assertion entities.

Other companies or organizations may challenge our intellectual property rights or the intellectual property rights of our partners or may assert intellectual property rights that prevent us or our partners from developing and commercializing our COVID-19 vaccine or our product candidates and other technologies.

We practice in new and evolving scientific fields, the continued development and potential use of which has resulted in many different patents and patent applications from organizations and individuals seeking to obtain intellectual property protection in the fields. We own and in-license patent applications and issued patents that describe and/or claim certain technologies, including products, reagents, formulations, tools and methods including uses and manufacturing methods, or features or aspects of any of these. These issued patents and pending patent applications claim certain compositions of matter and methods relating to the discovery, development, testing, manufacture and commercialization of therapeutic modalities and our delivery technologies, including lipid nanoparticles, or LNPs. If we, our co-owners or our licensors are unable to obtain, maintain, protect, defend or enforce patent protection with respect to our product candidates and other technology and any products or product candidates and technology we develop, our business, financial condition, results of operations and prospects could be materially harmed.

As the scientific fields mature, our known competitors and other third parties have filed, many of whom have substantially greater resources than we do and many of whom have made significant investments in competing technologies, may seek or may have already obtained patents, and will continue to file, patent applications claiming inventions in the fields in the United States and abroad. This may limit, interfere with or eliminate our ability and our partners’ ability to make, use, sell, import or otherwise exploit our COVID-19 vaccine or our product candidates or other technologies. There is uncertainty about which patents will issue, and, if they do, as to when, to whom and with what claims. With respect to both in-licensed and owned intellectual property, we cannot predict whether the patent applications we and our licensors are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient protection from competitors.

We, our co-owners, our partners or our licensors may in the future become a party to patent proceedings or priority disputes in the United States, Europe or other jurisdictions. The Leahy-Smith America Invents Act, or the America Invents Act, includes a number of significant changes that affect the way patent applications are prosecuted and also may affect patent litigation. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent through USPTO-administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. We expect that our competitors and other third parties will institute litigation and other proceedings, such as interference, reexamination and opposition proceedings, as well as inter partes and post-grant review proceedings against us and the patents and patent applications that we own and in-license. For example, various third parties have filed oppositions challenging our issued EP patent 2714071 which relates to our iNeST product candidates, and whose claims recite steps relating to neoantigen selection. While the patent was upheld through the opposition proceedings, one of the opposing parties has appealed that decision.

With regard to COVID-19 vaccines, while we are not currently a party to any pending or threatened lawsuits, both Moderna and our partner Pfizer have been named as defendants in ongoing COVID-19 vaccine patent litigation lawsuits. We cannot guarantee that we will not become subject to COVID-19 vaccine patent infringement lawsuits in the future. In addition, should Pfizer not prevail in its ongoing COVID-19 vaccine patent infringement lawsuit, Pfizer may seek to require us to indemnify Pfizer for losses suffered therefrom as well as any losses from future COVID-19 vaccine patent infringement lawsuits it does not prevail in.

We expect that we will continue to be subject to similar proceedings or priority disputes, including oppositions, in Europe or other foreign jurisdictions relating to patents and patent applications in our portfolio.

If we, our co-owners, our partners or our licensors are unsuccessful in any interference proceedings or other priority or validity disputes, including any derivations, post-grant review, inter partes review or oppositions, to which we or they are subject, we may lose valuable intellectual property rights through the narrowing or loss of one or more patents owned or in-licensed, or our owned or in-licensed patent claims may be narrowed, invalidated or held unenforceable. In many cases, the possibility of appeal exists for either us or our opponents, and it may be years before final, unappealable rulings are made with respect to these patents in certain jurisdictions. The timing and outcome of these and other proceedings is uncertain and may adversely affect our business if we are not successful in defending the patentability and scope of our pending and issued patent claims. Even if our rights are not directly challenged, disputes could lead to the weakening of our intellectual property rights. Our defense against any attempt by third parties to circumvent or invalidate our intellectual property rights could be costly to us, could require significant time and attention of our management, technical personnel and other employees and could have a material adverse impact on our business and our ability to successfully compete against our current and future competitors.

There are many issued and pending patent filings that claim aspects of technologies that we may need for our mRNA products or product candidates, or other product candidates, including patent filings that relate to relevant delivery technologies. There are also many issued patents that claim targeting genes or portions of genes that may be relevant for immunotherapies we wish to develop. In addition, as evidenced by the lawsuits brought against Moderna and Pfizer, there may be issued and pending patent applications that may be asserted against us in a court proceeding or otherwise based upon the asserting party’s belief that we may need such patents for the development, manufacturing, testing and commercialization of our COVID-19 vaccine or of our product candidates. Thus, it is possible that one or more organizations, ranging from our competitors to non-practicing entities or patent assertion entities, has or will hold patent rights to which we may need a license, or hold patent rights which could be asserted against us. Such licenses may not be available on commercially reasonable terms or at all, or may be non-exclusive. If those organizations refuse to grant us a license to such patent rights on reasonable terms, if we fail to invalidate relevant patents, or if a court or other governing body determines that we need such patent rights that have been asserted against us and we are not able to obtain a license on reasonable terms or at all, we may be unable to perform research and development or other activities or market products covered by such patents, and we may need to cease the development, manufacture, testing and commercialization of one or more of the product candidates we may develop. Any of the foregoing could result in a material adverse effect on our business, financial condition, results of operations or prospects.

We may not be successful in obtaining, maintaining, protecting or defending the necessary intellectual property rights to allow us to identify, develop product candidates, and test product components and manufacturing processes for our development pipeline.

We currently have rights to certain intellectual property through our owned and in-licensed patents and other intellectual property rights, relating to identification, development and testing of our product candidates or other technologies. As our pipeline may involve additional product candidates that could require the use of intellectual property and other proprietary rights held by third parties, the growth of our business could depend in part on our ability to acquire, in-license or use such intellectual property and proprietary rights. In addition, our product candidates may require specific formulations to work effectively and efficiently and these intellectual property and other proprietary rights may be held by others. We may be unable to secure such licenses or otherwise acquire or in-license any compositions, methods of use, processes or other third-party intellectual property rights from third parties that we identify as necessary, on reasonable terms, or at all, for product candidates and other technologies that we may develop. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies are also pursuing strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, cash resources, and greater clinical development and commercialization capabilities.

We sometimes collaborate with academic institutions and/or utilize services of CROs and CMOs. in certain aspects of our research or development under written agreements with these parties. These agreements may not ensure protection of intellectual property rights in developed technology, or may fail to provide us with sufficient control of or access to such intellectual property rights. For example, agreements with these academic institutions typically provide us with an option to negotiate a license to any of the institution’s rights in technology resulting from the collaboration. However, these institutions may not honor our option and right of first negotiation for intellectual property rights or we may otherwise be unable to negotiate a license within the specified time frame or under terms that are acceptable to us. If we are unable to do so, the institution may offer the intellectual property rights to other parties, potentially blocking our ability to pursue our program or otherwise continue to develop certain product candidates or other technologies. CROs and/or CMOs may control certain technologies that were utilized in and/or developed through work on our behalf, and may not pursue protection of such technologies, or may provide us with only non-exclusive rights in such technologies, so that relevant technologies may be shared with other parties including our competitors. In any relationship with a third party, there is a risk of disagreement over intellectual property rights (including inventorship or ownership of, rights to protect and/or enforce, and/or rights to use) in utilized or developed technologies.

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

Patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after its first effective non- provisional filing date, assuming maintenance fees are timely paid after the patent has issued. Most foreign jurisdictions also provide a 20-year nominal patent term, though many require payment of regular, often annual, annuities to maintain pendency of an application or viability of an issued patent. In some jurisdictions, one or more options for extension of a patent term may be available, but even with such extensions, the lifespan of a patent, and the protection it affords, is limited. Even if patents covering our product candidates, proprietary technologies and their uses are obtained, once the patent term has expired, we may be subject to competition from third parties that can then use the inventions included in such patents to create competing products and technologies. In addition, although upon issuance in the United States a patent’s life can be increased based on certain delays caused by the USPTO, this increase can be reduced or eliminated based on certain delays caused by the patent applicant during patent prosecution. The USPTO can also require, in certain circumstances, that the expiration date of a subject patent be shortened by the filing of a terminal disclaimer over one or more patents that may expire sooner than the subject patent. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such product candidates might expire before or shortly after such candidates are commercialized. If any patents that we own or in-license expire, we would not be able to stop others from using or commercializing similar or identical technology and products, and our competitors could market competing products and technology. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

If we do not obtain patent term extension and data exclusivity for any product candidates we may develop, our business may be materially harmed.

Depending upon the timing, duration and specifics of any FDA marketing approval of any product candidates we may develop, one or more of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Action of 1984, or Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent extension term of up to five years as compensation for patent term lost during the FDA regulatory review process for a drug product subject to the provisions of the Hatch-Waxman Act. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. However, we may not be granted an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements. For example, we did not extend any patent for our COVID-19 vaccine. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or the term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our business, financial condition, results of operations and prospects could be materially harmed.

If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could lose license rights that are important to our business.

We are heavily reliant upon licenses to certain intellectual property and other proprietary rights from third parties that are important or necessary to the development and commercialization of our technology and product(s) or product candidates, and we expect to enter into similar license agreements in the future. Licensing of intellectual property is important to our business and involves complex legal, business and scientific issues and is complicated by the rapid pace of scientific discovery in our industry. Our licenses may not provide exclusive rights to use such intellectual property and technology in all relevant fields of use and in all territories in which we may wish to develop, test, or commercialize our technology and products in the future. As a result, we may not be able to prevent competitors from developing and commercializing competitive products in territories included in any or all of our licenses.

Where we obtain licenses from, or collaborate with, third parties, in some circumstances we may not have the right to control the preparation, filing, prosecution, maintenance, enforcement and defense of patents and patent applications covering the technology that we license from, or that arises through collaboration with, such third parties, or such activities, if controlled by us, may require the input of such third parties. In some cases, patent prosecution (including preparation and filing) of our in-licensed intellectual property or of intellectual property developed through collaboration, is controlled solely by the licensor or collaborator. We may also require the agreement and/or cooperation of our licensors and collaborators to protect, enforce, utilize, or defend any in-licensed patent rights, and such agreement and/or cooperation may not be provided. Therefore, we cannot be certain that these patents and patent applications will be prepared, filed, prosecuted, maintained, protected, enforced or defended in a manner consistent with the best interests of our business. Any patents or patent applications that we in-license may be challenged, narrowed, circumvented, invalidated or held unenforceable, or our licensors may not properly maintain such patents or patent applications and they may expire. If our licensors fail to obtain, maintain, defend, protect or enforce the intellectual property we license from them, we could lose our rights to the intellectual property and our competitors could market competing products using the inventions in such intellectual property. In certain cases, we control the prosecution of patents included from in-licensed technology. In the event we breach any of our obligations related to such prosecution, we may incur significant liability to our collaborators. If we and our licensors or collaborators disagree over IP protection strategies for relevant technologies, disputes may arise, and we could lose access to or control over protection of technologies important to our business. If so, we may not be able to adequately protect our product(s) or product candidate(s), including not being able to prevent a competitor or other third party from developing the same product(s) or product candidate(s) for the same or a different use. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

Moreover, any failure to satisfy obligations or any material breach under any of our licenses to third-party intellectual or any disagreements between us and our licensor(s) could potentially give the licensor(s) the right or reason to terminate the license or to exercise the option of a non-exclusive license, which would allow our competitors to have access to the same intellectual property and technology licensed to us. Our existing license agreements impose, and we expect that future license agreements will impose, various diligence, milestone and royalty payment, exclusivity and other obligations on us. If we fail to comply with our obligations under these agreements, including royalty payments, or we are subject to a bankruptcy, the licensor may have the right to terminate the license agreement, in which event we would not be able to develop, market and commercialize product(s) or product candidates covered by the license agreement. In spite of our best efforts and even if we disagree, our licensors might still conclude that we have materially breached our license agreements and might therefore terminate the license agreements, thereby removing our ability to develop, test and commercialize the product(s) or product candidates covered by these license agreements. In the event that any of our license agreements were to be terminated by the licensor, we may need to negotiate new or reinstated agreements, which may not be available to us on equally favorable terms, or at all. If these license agreements are terminated, or if the underlying patents or other intellectual property fail to provide the intended exclusivity, competitors would have the freedom to seek regulatory approval of, and to market and commercialize, products similar or identical to ours. In addition, we may seek to obtain additional licenses from our licensors and, in connection with obtaining such licenses, we may agree to amend our existing license agreements in a manner that may be more favorable to the licensors, including by agreeing to terms that could enable third parties (potentially including our competitors) to receive licenses to a portion of the intellectual property that is subject to our existing licenses.

We are generally also subject to all of the same risks with respect to protection of intellectual property that we license, as we are for intellectual property that we own, which are described in this section. If we, our co-owners or our licensors fail to adequately protect this intellectual property, our ability to develop, test, market and commercialize our product(s) or product candidates could suffer. Moreover, if disputes over intellectual property that we have in-licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop, test, market and commercialize the affected product(s) or product candidates, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Some of our in-licensed intellectual property has been discovered through government-funded programs and thus may be subject to federal regulations such as “march-in” rights and certain reporting requirements, and compliance with such regulations may limit our exclusive rights and our ability to contract with manufacturers.

Certain intellectual property rights that have been in-licensed, including patent applications and patents that we in-license from the University of Pennsylvania, the Louisiana State University, the Broad Institute, the National Institute of Health (NIH), Genevant, and Cellscript, have been generated through the use of U.S. government funding and are therefore subject to certain federal regulations. As a result, the U.S. government may have certain rights to intellectual property embodied in our current or future product candidates pursuant to the Bayh-Dole Act of 1980, or the Bayh-Dole Act. These U.S. government rights may include a non-exclusive, non-transferable, irrevocable worldwide license to use inventions covered by that Act for any governmental purpose. In addition, the U.S. government may have the right, under certain limited circumstances, to require the licensor to grant exclusive, partially exclusive or non-exclusive licenses to any of these inventions to a third party if it determines that (i) adequate steps have not been taken to commercialize the invention, (ii) government action is necessary to meet public health or safety needs or (iii) government action is necessary to meet requirements for public use under federal regulations (also collectively referred to as “march-in rights”). The U.S. government may also have the right to take title to these inventions if the licensor fails to disclose the invention to the government or fails to file an application to register the intellectual property within specified time limits. Any exercise by the government of such rights could harm our competitive position, business, financial condition, results of operations and prospects. Intellectual property generated under a government-funded program is also subject to certain reporting requirements, compliance with which may require us to expend substantial resources.

In addition, the U.S. government requires that any products embodying any of these inventions or produced through the use of any of these inventions be manufactured substantially in the United States. This preference for U.S. industry may be waived by the federal agency that provided the funding if the owner or assignee of the intellectual property can show that reasonable but unsuccessful efforts have been made to grant licenses on similar terms to potential licensees that would be likely to manufacture the products substantially in the United States or that under the circumstances domestic manufacture is not commercially feasible. We may not be able to obtain a waiver of this preference for U.S. industry, and this preference may limit our ability to contract with non-U.S. product manufacturers for products covered by such intellectual property. To the extent any of our owned or in-licensed future intellectual property is generated through the use of U.S. government funding, the provisions of the Bayh-Dole Act may similarly apply. If we are unable to secure an exemption to these manufacturing requirements, if we comply with them, or if we are unable to comply with them, we may experience a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

Our current proprietary position for certain products and product candidates depends upon our owned or in-licensed patent filings covering components, manufacturing-related methods, formulations and/or methods of use, which may not adequately prevent a competitor or other third party from using the same product candidate for the same or a different use.

Composition of matter patent protection is generally considered to be desirable because it provides protection without regard to any particular method of use or manufacture or formulation. While we have pursued or obtained patent protection covering components of certain product candidates and tests, manufacturing-related methods, formulations and/or methods of use, we have not yet obtained patent protection for all components of certain product candidates and tests, manufacturing-related methods, formulations and/or methods of use. For instance, we do not currently have any claims in our owned or in-licensed issued U.S. patents that cover the overall construct used in our COVID-19 vaccine, or that used in our iNeST product candidates. We also cannot be certain that claims in any future patents issuing from our pending owned or in-licensed patent applications or our future owned or in-licensed patent applications will cover the composition of matter, tests, manufacturing-related methods, formulations and/or methods of use of our current or future product candidates. Method of use patents protect the use of a product for the specified method and formulation patents cover formulations to deliver therapeutics. These types of patents do not prevent a competitor or other third party from developing, testing, marketing or commercializing a similar or identical product for an indication that is outside the scope of the patented method or from developing a different formulation that is outside the scope of the patented formulation. Moreover, with respect to method of use patents, even if competitors or other third parties do not actively promote their product for our targeted indications or uses for which we may obtain patents, physicians may recommend that patients use these products off-label, or patients may do so themselves. Although off-label use may infringe or contribute to the infringement of method of use patents, the practice is common and this type of infringement is difficult to prevent or enforce. Consequently, we may not be able to prevent third parties from practicing our inventions in the United States or abroad.

In addition, we cannot be certain that our proprietary technical information and related confidential documents that we have shared with our collaborators and/or have submitted to governmental agencies including regulatory agencies for evaluation and supervision of pharmaceutical products will not be disclosed or that competitors will not otherwise gain access to our such information. For example, a former employee of our COVID-19 vaccine collaborator, Pfizer, has reportedly misappropriated trade secrets on our COVID-19 vaccine. Certain documents relating to our COVID-19 vaccine were unlawfully accessed after a cyberattack on the European Medicines Agency (EMA) in December 2020. If we are unable to prevent unauthorized material disclosure of our intellectual property to third parties, we may not be able to prevent such third parties from using that technology or information to compete with us.

Intellectual property rights of third parties could adversely affect our ability to commercialize our product(s) and product candidates, and we might be required to litigate or obtain licenses from third parties in order to develop, test or market our product(s) and product candidates.

Because our products and product candidates are still in early stages of development, testing or commercialization, and one or more features of the products or product candidates, or related technologies such as their manufacture, formulation, testing or use, may still change, we cannot be confident that we are aware of all third-party intellectual property that might be relevant to products that we eventually hope to commercialize. Furthermore, even if all aspects of our product(s) or product candidate(s), or of other technology, were known, it is possible that third-party intellectual property, which may or may not currently be public, could develop in a manner (for example, through issuance of additional patents) that could impede our ability to make or use relevant products or product candidates, or other technology. Various third-party competitors practice in relevant spaces, and may have issued patents, or patent applications that will issue as patents in the future, that will impede or preclude our ability to commercialize products. Furthermore, while U.S. patent laws provide a “safe harbor” to our clinical product candidates under 35 U.S.C. § 271(e)(1), which exempts from patent infringement activities related to pursuing FDA approval for a drug product, that exemption expires when an NDA or BLA is submitted. Accordingly, our COVID-19 vaccine was granted full FDA approval for individuals 16 years of age and older on August 23, 2021 (after BLA submission on May 18, 2021) and emergency use authorization for individuals 5 to less than 16 years of age, after both of which the 271(e)(1) safe harbor may no longer provide the same level of protection from third party patent infringement claims for that product. We may become exposed to one or more lawsuits from third parties who consider our COVID-19 vaccine to infringe their patents. More generally, given the uncertainty of clinical trials, we cannot be certain of the timing of their completion and it is possible that we might want to submit an NDA or BLA at a time when one or more relevant third-party patents is in force. Thus, it is possible that at the time that we commercialize our product candidates, one or more third parties may have issued patent claims that cover our products or critical features of their production, testing or use. We may not be able to commercialize our products if patents issued to third parties or other third-party intellectual property rights cover, or may be alleged to cover, our products or elements thereof, or their methods of manufacture, testing or use at the time that we seek to commercialize them. In such cases, we may not be in a position to develop, test or commercialize product candidates unless we successfully pursue litigation to nullify or invalidate the third-party intellectual property right concerned, successfully design around their claims, or enter into a license agreement with the intellectual property right holder(s). Such litigation or licenses could be costly or not available on commercially reasonable terms or at all, and design-around could be prohibitively expensive or impossible.

Additionally, with respect to our COVID-19 vaccine and our other COVID-19 product candidates and related technologies, it is unclear whether the U.S. government, or other governments around the world, will protect vaccine manufacturers for liability from infringement of third party intellectual property, at least during the period of the pandemic. Thus, it is possible that third parties may assert intellectual property rights against us relating to our COVID-19 vaccine, and that we will not be successful in arguing that commercialization of our COVID-19 vaccine is exempted from infringement and/or liability for infringement (for example, under 35 U.S.C. § 271(e)(1), discussed above, or under the Public Readiness and Emergency Preparedness Act, or the PREP Act, etc.). Furthermore, even if such commercialization is deemed protected from infringement during the period of pandemic crisis, once that period has passed, or as otherwise might be established, any such exemption may be terminated so that continuing commercialization could expose us to liability, and might even be precluded if third party(ies) who hold relevant intellectual property rights are able to secure injunction(s) or are unwilling to license to us on commercially feasible terms.

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

We may be involved in lawsuits or other legal proceedings to protect or enforce our intellectual property or the intellectual property of our licensors, or to defend against third-party claims that we infringe, misappropriate or otherwise violate such third party’s intellectual property, each of which could be expensive, time consuming and unsuccessful.

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

Competitors and other third parties may infringe, misappropriate or otherwise violate our intellectual property rights or those of our licensors. To prevent infringement, misappropriation or other unauthorized use, we may be required to file claims, which can be expensive and time-consuming. In certain instances, we have instituted and may in the future institute inter partes review proceedings against issued U.S. patents and opposition proceedings against European patents owned by third parties in the field of immunotherapy. We have a number of these opposition proceedings ongoing at the European Patent Office against third-party patents related to mRNA technologies; also, multiple oppositions have been filed against our EP patent number 2714071, which relates to our iNeST product candidates, and whose claims recite steps relating to neoantigen selection. While the claims of our issued EP patent 2714071 were upheld after opposition, there is currently an appeal pending. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may be subject to claims of infringement of the patent rights of third parties.

In addition, in a patent infringement proceeding, our owned or in-licensed patents may be challenged and a court may decide that a patent we own or in-license is not valid, is unenforceable and/or is not infringed. If we or any of our potential future collaborators were to initiate legal proceedings against a third party to enforce a patent directed at one of our product(s) and/or product candidates, the defendant could counterclaim that our patent is invalid and/or unenforceable in whole or in part. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge include an alleged failure to meet any of several statutory requirements, including novelty, non-obviousness, enablement or written description. Grounds for an unenforceability assertion could include an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO or made a misleading statement during prosecution. Third parties may also raise similar claims before the USPTO, even outside the context of litigation. Similar mechanisms for challenging the validity and enforceability of a patent exist in ex-U.S. patent offices and may result in the revocation, cancellation or amendment of any ex-U.S. patents we hold in the future. The outcome following legal assertions of invalidity and unenforceability is unpredictable, and prior art could render our patents or those of our licensors invalid. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we could lose at least part, and perhaps all, of the patent protection on a product and/or product candidate. Such a loss of patent protection would have a material adverse impact on our competitive position, business, financial conditions, results of operations and prospects.

Third parties, including our competitors to non-practicing entities or patent assertion entities, may assert that we are employing their intellectual property and other proprietary technology without authorization. There may be third-party patents or patent applications with claims to materials, formulations, testing, methods of manufacture or methods for treatment related to the use, development, testing, manufacture or commercialization of our COVID-19 vaccine or product candidates. As patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that our product(s) and/or product candidates may infringe. In addition, third parties may obtain patents in the future and claim that our technologies infringe upon these patents. If any third- party patents were held by a court of competent jurisdiction to cover the testing or manufacturing processes of any of our product(s) and/or product candidates, any molecules formed during the testing and manufacturing processes or any final product itself, the holders of any such patents may obtain injunctive or other equitable relief, which could effectively block our ability to develop, test and commercialize such product and/or product candidate unless we obtained a license under the applicable patents, or until such patents expire. Similarly, if any third-party patents were held by a court of competent jurisdiction to cover aspects of our formulations, processes for testing or manufacture or methods of use, including combination therapy, the holders of any such patents may be able to block our ability to develop, test and commercialize the applicable product and/or product candidate unless we obtained a license or until such patent expires. In either case, such a license may not be available on commercially reasonable terms, or at all, or may be non- exclusive.

Interference or derivation proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications or those of our licensors. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms or at all, or if a non-exclusive license is offered and our competitors gain access to the same intellectual property and technology. Our defense of litigation, interference, derivation or similar proceedings may fail and, even if successful, may result in substantial costs and distract our management, technical personnel and other employees. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds we need to continue our clinical trials, and research programs, to license necessary technology from third parties or enter into development or manufacturing collaborations that would help us bring our product(s) and/or product candidates to market.

Even if resolved in our favor, litigation or other legal proceedings relating to our intellectual property rights may cause us to incur significant expenses, and could distract our management, technical personnel and other employees from their normal responsibilities. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater resources in one or more aspects, or for other reasons. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could compromise our ability to compete in the marketplace.

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

As is the case with other biotechnology companies, our success is heavily dependent on our intellectual property rights, particularly patents that we own and in-license. Obtaining and enforcing patents in the biotechnology industry involve both technological and legal complexity, and therefore obtaining and enforcing biotechnology patents is costly, time-consuming and inherently uncertain. Moreover, there are periodic changes in patent law. For example, after March 2013, under the America Invents Act, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. The America Invents Act also includes a number of significant changes that have affected the way patent applications are prosecuted and also affect patent litigation. Such legislation and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, decisions by courts and governmental bodies in the United States and other jurisdictions may affect the value of patent applications, issued patents or other intellectual property that we own or in-licenses. For example, recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts, the USPTO, USPTO and other administrative agencies, and their equivalents in other jurisdictions, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on our existing patent portfolio and our ability to obtain, maintain, protect, defend or enforce our intellectual property in the future.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patent protection for some of our technology, product(s) and product candidates, we also seek to rely on trade secret protection and confidentiality agreements to maintain our competitive position and protect proprietary know-how that is not patentable, processes for which patents are difficult to enforce and any other elements of our product discovery development, testing, manufacturing and commercialization processes that involve proprietary know-how, information or technology that is not covered by patents. However, trade secrets and know-how may be difficult to protect.

We seek to protect these trade secrets, know-how and other proprietary technology, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, CROs, CMOs, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants and require all of our employees and key consultants who have access to our trade secrets, proprietary know-how, information or technology to enter into confidentiality agreements. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes. To the extent we become involved in litigation that may require discovery of our trade secrets, know-how and other proprietary technology, we seek to secure protective orders from the court that bind the parties with access to the discovered information. Despite our best efforts, we cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Any of these parties who may have access to our trade secrets, know-how and other proprietary technology may breach such agreements or orders. For example, a former employee of our COVID-19 vaccine collaborator, Pfizer, has reportedly misappropriated trade secrets on our COVID-19 vaccine. We may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret or know-how is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets and know-how. In addition, we cannot be certain that our proprietary technical information and related confidential documents that we have shared with our collaborators and/or have submitted to governmental agencies including regulatory agencies for evaluation and supervision of pharmaceutical products will be kept confidential. For example, certain documents relating to our COVID-19 vaccine were unlawfully accessed after a cyberattack on the European Medicines Agency (EMA) in December 2020. If any of our trade secrets or know-how were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. If we are unable to prevent unauthorized material disclosure of our intellectual property to third parties, we may not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, operating results, financial condition and prospects

We may be subject to claims that we have wrongfully hired an employee from a competitor, or that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties, including alleged trade secrets of their former employers.

We have received confidential and proprietary information from third parties in the course of our research and other collaborations with others in the industry, academic institutions and other third parties. In addition, many of our employees, consultants and advisors are currently or were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants, independent contractors and advisors do not use the confidential or proprietary information, trade secrets or know-how of others in their work for us, we may be subject to claims that we have inadvertently or otherwise used or disclosed confidential or proprietary information, trade secrets or know-how of these third parties, or that our employees, consultants, independent contractors or advisors have inadvertently or otherwise used or disclosed confidential information, trade secrets or know-how of such individual’s current or former employer. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial cost and be a distraction to our management, technical personnel and other employees. Claims that we, our employees, consultants or advisors have misappropriated the confidential or proprietary information, trade secrets or know-how of third parties could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached. For example, we may have inventorship or ownership disputes arise from conflicting obligations of employees, consultants, independent contractors, collaborators or other third parties who are involved in developing and commercializing our product(s) and/or product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship or ownership. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business, operating results and financial condition. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management, technical personnel and other employees.

Furthermore, the laws of some other countries do not protect intellectual property and other proprietary rights or establish ownership of inventions to the same extent or in the same manner as the U.S. laws. A majority of our employees work in Germany and are subject to German employment law. Ideas, developments, discoveries and inventions made by such employees and consultants are subject to the provisions of the German Act on Employees’ Inventions, which regulates the ownership of, and compensation for, inventions made by employees. We face the risk that disputes can occur between us and our employees or former employees pertaining to alleged non-adherence to the provisions of this act that may be costly to defend and take up our management’s, technical personnel's and other employees' time and efforts whether we prevail or fail in any such dispute. There is a risk that the compensation we provided to employees who assign patents to us may be deemed to be insufficient and we may be required under German law to increase the compensation due to such employees for the use of the patents. In those cases, where employees’ rights have not been assigned to us, we may need to pay compensation for the use of those patents. If we are required to pay additional compensation or face other disputes under the German Act on Employees’ Inventions, our business, results of operations and financial condition could be adversely affected.

We will not seek to protect our intellectual property rights in all jurisdictions throughout the world, and we may not be able to adequately enforce our intellectual property rights even in the jurisdictions where we seek protection.

Filing, prosecuting and defending patents on product(s) and/or product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some countries do not protect intellectual property rights to the same extent as laws in Germany and the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States to the same extent as within the United States, or from selling or importing products made using our inventions in and to the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own product candidates and further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our product(s) and/or product candidates, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in certain jurisdictions, particularly outside of the United States. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement, misappropriation or other violation of our patents and other intellectual property or development, testing, marketing and commercialization of competing products in violation of our owned or in-licensed intellectual property and other proprietary rights generally. Proceedings to enforce our intellectual property rights in such jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or in-license.

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

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential collaborators or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours or collaborators may fail to use our trade names or trademarks, thereby impeding our ability to build brand identity and possibly leading to market confusion.

In addition, there could be potential trade name or trademark infringement claims brought by owners of other trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected. We may license our trademarks and trade names to third parties, such as distributors and collaborators. Though these license agreements may provide guidelines for how our trademarks and trade names may be used, a breach of these agreements or misuse or failure to use of our trademarks and trade names by our licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks, and trade names. Our efforts to enforce or protect our proprietary rights related to trademarks, trade names, trade secrets, know-how, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our business, financial condition, results of operations and prospects.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

•
others may be able to make COVID-19 vaccines or therapies, and/or personalized cancer immunotherapies that are similar to our COVID-19 vaccine and/or any product candidates we may develop and commercialize or utilize similar technologies that are not covered by the claims of the patents that we now or may in the future own or have exclusively in-licensed;
•
we, our co-owners or our licensors or future collaborators might not have been the first to make the inventions covered by the issued patents or pending patent applications that we own or have exclusively in-licensed;
•
we, our co-owners or our licensors or future collaborators might not have been the first to file patent applications covering certain of our or their inventions;
•
others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our owned or in-licensed intellectual property rights;
•
it is possible that our pending patent applications or those that we may own or in-license in the future will not lead to issued patents;
•
claims of issued patents that we own or have exclusively in-licensed may be held invalid or unenforceable, including as a result of legal challenges by our competitors;
•
our competitors might conduct research, development, testing or commercialization activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;
•
we may not develop additional proprietary technologies that are patentable;
•
the patents of others may have an adverse effect on our business; and
•
we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Should any of these events occur, they could have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to Government Regulation

We may not be able to develop or obtain approval for companion diagnostics required for commercialization of some of our product candidates.

Administration of some of our product candidates may require the use of immuno-assays and bioinformatic tools in which patients are screened for optimal target antigens of our product candidates. If safe and effective use of a biologic product depends on an in vitro diagnostic, then the FDA generally requires approval or clearance of the diagnostic, known as a companion diagnostic, concurrently with approval of the therapeutic product. To date, the FDA has generally required in vitro companion diagnostics intended to select the patients who will respond to cancer treatment to obtain a pre-market approval, or PMA, for that diagnostic, which can take up to several years, simultaneously with approval of the biologic product. Similarly, in the European Union, an in vitro companion diagnostic may be placed on the market only if it conforms to certain “essential requirements” and bears the Conformité Européene Mark, or CE Mark. The conformity assessment process to obtain the CE Mark can be lengthy and we may fail to demonstrate such conformity. Further, the applicable regulatory framework for in vitro diagnostics in the EU is expected to change beginning May 26, 2022 when a new EU regulation with stricter regulatory requirements for in vitro diagnostics will become applicable.

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

If the results of our clinical trials are sufficiently compelling, we or our collaborators intend to discuss with the FDA and regulatory authorities in other countries the submission of a BLA or respective applications in other countries for our product candidates. However, we do not have any agreement or guidance from the FDA that our regulatory development plans will be sufficient for submission of a BLA for any of our product candidates. The FDA, the EMA or other regulatory agencies may grant accelerated approval for our product candidates and, as a condition for accelerated approval, the FDA, the EMA or other regulatory agencies may require a sponsor of a drug or biologic receiving accelerated approval to perform post-marketing studies to verify and describe the predicted effect on irreversible morbidity or mortality or other clinical endpoint, and the drug or biologic may be subject to withdrawal procedures by the FDA, the EMA or other regulatory agencies that are more accelerated than those available for regular approvals. In addition, the standard of care may change with the approval of new products in the same indications that we are studying. This may result in the FDA, the EMA or other regulatory agencies requesting additional studies to show that our product candidate is superior to the new products.

Our clinical trial results may also not support approval. In addition, our product candidates could fail to receive regulatory approval for many reasons, including the following:

•
the FDA, the EMA or comparable regulatory authorities may disagree with the design or implementation of our clinical trials;
•
we may be unable to demonstrate to the satisfaction of the FDA, the EMA or comparable regulatory authorities that our product candidates are safe and effective for any of their proposed indications;
•
the results of clinical trials may not meet the level of statistical significance required by the FDA, the EMA or comparable regulatory authorities for approval, including due to the heterogeneity of patient populations;
•
we may be unable to demonstrate that our product candidates’ clinical and other benefits outweigh their safety risks;
•
the FDA, the EMA or comparable regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;
•
the data collected from clinical trials of our product candidates may not be sufficient to the satisfaction of the FDA, the EMA or comparable regulatory authorities to support the submission of a BLA or other comparable submissions or to obtain regulatory approval in the United States or elsewhere;
•
the FDA, the EMA or comparable regulatory authorities will inspect our manufacturing facilities and may not approve our facilities or our manufacturing processes and controls; and
•
the approval policies or regulations of the FDA, the EMA or comparable regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

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

Our COVID-19 vaccine and any other product candidates for which we receive approval or emergency use authorization are subject to continuing regulatory oversight, including the review of additional safety information, and the applicable regulatory authority may still impose significant restrictions on the indicated uses or marketing of our product or impose ongoing requirements for potentially costly post-approval studies or post-market surveillance. For example, the holder of an approved BLA is obligated to monitor and report adverse events and any failure of a product to meet the specifications in the BLA. The holder of an approved BLA must also submit new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labeling or manufacturing process. Similar requirements apply to holders of (conditional) approvals in other countries. Advertising and promotional materials must comply with FDA rules and are subject to FDA review, in addition to other potentially applicable federal and state laws. In other countries, advertising and promotional material may be subject to similar rules.

If we fail to comply with applicable regulatory requirements following approval of any of our product candidates, a regulatory agency may:

•
issue a warning letter asserting that we are in violation of the law;
•
seek an injunction or impose civil or criminal penalties or monetary fines;
•
suspend or withdraw regulatory approval or revoke a license;
•
suspend any ongoing clinical studies;
•
refuse to approve a pending BLA (or comparable approval) or supplements to a BLA (or comparable approval) submitted by us;
•
seize product; or
•
refuse to allow us to enter into supply contracts, including government contracts.

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

If we are successful in gaining approval for any of our product candidates, we will continue to face significant regulatory oversight of the manufacturing and distribution of our products. Product manufacturers and their facilities are subject to payment of user fees and continual review and periodic inspections by the FDA and other regulatory authorities for compliance with GMP and adherence to commitments made in the BLA or comparable approval. If we or a regulatory agency discovers previously unknown problems with a product such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions relative to that product or the manufacturing facility, including requiring recall or withdrawal of the product from the market or suspension of manufacturing.

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
•
The U.S. Foreign Corrupt Practices Act of 1977, as amended, which prohibits, among other things, U.S. companies and their employees and agents, as well as non-U.S. companies that are registered with the SEC, from authorizing, promising, offering or providing, directly or indirectly, corrupt or improper payments or anything else of value to foreign government officials, employees of public international organizations and foreign government owned or affiliated entities, candidates for foreign political office, and foreign political parties or officials thereof; and
•
Similar statutes, healthcare laws and regulations in the European Union and other jurisdictions, including reporting requirements detailing interactions with and payments to healthcare providers.

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

The provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is prohibited in the European Union. The provision of benefits or advantages to physicians is also governed by the national anti-bribery laws of European Union member states and other jurisdictions, such as the U.K. Bribery Act 2010. Infringement of these laws could result in substantial fines and imprisonment.

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

The collection and use of personal data in the European Union had previously been governed by the provisions of the EU Data Protection Directive, which EU member states were required to implement. While the Data Protection Directive did not apply to organizations based outside the European Union, the GDPR has expanded its reach to include any business, regardless of its location, that targets goods or services to residents in the European Union or that “monitors” their behavior in the European Union. The GDPR imposes strict requirements on controllers and processors of personal data, including special protections for “sensitive information” which includes health and genetic information of patients residing in the European Union. The GDPR also imposes strict rules on the transfer of personal data out of the European Union to the United States and other countries. In addition, the GDPR provides that EU member states may make their own further laws and regulations limiting the processing of personal data, including genetic, biometric or health data.

Since we are located in the European Union, we are subject to the GDPR. Additionally, as the GDPR applies extraterritorially, we are also subject to the GDPR even where our data processing activities occur outside of the European Union if such activities involve the personal data of individuals located in the European Union and the above-mentioned applicable law triggers apply. GDPR regulations have imposed additional responsibility and liability in relation to the personal data that we process and we may be required to put in place additional mechanisms to ensure compliance with the new data protection rules. This may be onerous and may interrupt or delay our development activities, and adversely affect our business, financial condition, results of operations and prospects.

Other jurisdictions outside the European Union are similarly introducing or enhancing privacy and data security laws, rules and regulations, which could increase our compliance costs and the risks associated with non-compliance. We cannot guarantee that we are, or will be, in compliance with all applicable international regulations as they are enforced now or as they evolve. For example, our privacy policies may be insufficient to protect any personal information we collect, or may not comply with applicable laws, in which case we may be subject to regulatory enforcement actions, lawsuits or reputational damage, all of which may adversely affect our business. There is significant uncertainty related to the manner in which data protection authorities will seek to enforce compliance with the GDPR and other international data protection regulations, especially with regard to clinical trial activities. For example, it is not clear if the authorities will conduct random audits of companies doing business in the European Union, or if the authorities will wait for complaints to be filed by individuals who claim their rights have been violated, as enforcement practices vary from country to country. Enforcement uncertainty and the costs associated with ensuring GDPR compliance may be onerous and adversely affect our business, financial condition, results of operations and prospects. If we fail to comply with the GDPR and the applicable national data protection laws of the EU member states, or if regulators assert we have failed to comply with these laws, it may lead to regulatory enforcement actions, which can result in monetary penalties of up to €20,000,000 or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, and other administrative penalties. If any of these events were to occur, our business and financial results could be significantly disrupted and adversely affected.

Although we take measures to protect sensitive data from unauthorized access, use or disclosure, our information technology and infrastructure may be vulnerable to attacks by hackers or viruses or breached due to employee error, malfeasance or other malicious or inadvertent disruptions. Any such breach or interruption could compromise our networks and the information stored there could be accessed by unauthorized parties, manipulated, publicly disclosed, lost or stolen. Any such access, breach or other loss of information could result in legal claims or proceedings, and liability under federal or state laws that protect the privacy of personal information, as well as regulatory penalties. In many jurisdictions, there are legal requirements to provide notice of breaches to affected individuals and/or regulators in certain circumstances. Such a notice could harm our reputation and our ability to compete. Regulators may also have the discretion to impose penalties without attempting to resolve violations through informal means. Although we have implemented security measures to prevent unauthorized access to patient data, such data is currently accessible through multiple channels, and there is no guarantee we can protect our data from breach. Unauthorized access, loss or dissemination could also damage our reputation or disrupt our operations, including our ability to conduct our analyses, deliver test results, process claims and appeals, provide customer assistance, conduct research and development activities, collect, process and prepare company financial information, provide information about our tests and other patient and physician education and outreach efforts through our website, and manage the administrative aspects of our business.

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

Biopharmaceutical companies that are developing potential therapeutics and vaccines to combat COVID-19, including BioNTech SE, have experienced significant volatility in the price of their securities upon publication of preclinical and clinical data as well as news about their development programs. For example, during 2021 the closing sales price of the ADSs representing our ordinary shares on the Nasdaq Global Select Market ranged from $85.73 to $447.23, with significant volatility occurring shortly after announcements related to regulatory and purchase announcements related to our COVID-19 vaccine and to other COVID-19 vaccines. Additionally, we have observed the trading price of the ADSs respond significantly to news and statements by us, government agencies, competing vaccine developers, financial analysts or others relating to other COVID-19 vaccines and COVID-19 therapeutics and the pandemic generally, even in cases in which we believe the news does not affect our business or vaccine specifically. Given the attention being paid to the COVID-19 pandemic and the public scrutiny of COVID-19 development and commercialization announcements, and given that our COVID-19 vaccine is among the first vaccines to receive emergency use authorization, we expect that the public announcements we and Pfizer intend to make in the coming months regarding additional supply agreements and any news regarding manufacturing and distribution of our COVID-19 vaccine or unanticipated side effects of our COVID-19 vaccine, whether or not accurate, will attract significant attention and scrutiny and that, as a result, the price of the ADSs representing our ordinary shares likely will continue to be volatile.

If we engage in future acquisitions, joint ventures or collaborations, it may increase our capital requirements, dilute our shareholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks. We may not realize the benefits of these acquisitions, joint ventures or collaborations.

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

The amount and frequency of our dividends and ADS repurchases may fluctuate.

The amount, timing and execution of our ADS repurchase program and the amount and timing of any dividends we pay may fluctuate based on our priorities for the use of cash for other purposes, and any ADS repurchases would be subject to the parameters contained in our repurchase plan. These purposes include operational spending, capital spending, acquisitions and repayment of debt. Additionally, we may choose to repurchase ADSs so that such ADSs may be used to settle outstanding and future equity awards granted to our employees. Changes in cash flows, tax laws and the price of the ADSs could also impact our ADS repurchase program. We are not obligated to repurchase any specific amount of ADSs, and the ADS repurchase program may be suspended or terminated at any time. Additionally, because we have entered into a Rule 10b5-1 trading plan governing the repurchases, we have no discretion over the particular sales made and are only able to set minimum price floors and maximum ADS count ceilings.

Our principal shareholders and management own a significant percentage of our ordinary shares and will be able to exert significant control over matters subject to shareholder approval.

Our executive officers, directors, five percent shareholders, and their affiliates beneficially own a majority of our ordinary shares (including ordinary shares represented by ADSs) as of December 31, 2021, and will have the ability to influence us through their ownership positions. For example, these shareholders, acting together, may be able to exert significant influence over matters such as elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares that shareholders may believe are in their best interest. Such insiders may also act in concert to waive rights to participate in rights offerings, as was done in our summer 2020 rights offering, which would have the effect of permitting the ADSs or shares underlying such waived rights to be offered to the public in an underwritten offering without contravening German law pricing requirements.

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

Item 4. Information on the Company

A. History and Development of the Company

We are committed to improving the health of people worldwide with our fundamental research and development of immunotherapies. Scientific rigor, innovation and passion are our driving forces. BioNTech was founded by scientists and physicians to translate science into survival by combining fundamental research and operational excellence.

We were founded and incorporated on June 2, 2008 as Petersberg 91, V AG, a German stock corporation (Aktiengesellschaft). We changed our name to BioNTech AG on December 11, 2008. On March 8, 2019, we converted to a European stock corporation (Societas Europaea, or SE) under the laws of Germany and the European Union called BioNTech SE. We completed our initial public offering in October 2019. ADSs representing our ordinary shares are currently listed on the Nasdaq Global Select Market under the symbol “BNTX”.

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

B. Business Overview

I. Overview

We are a fully integrated global biotechnology company specializing in the development of novel medicines at the intersection of immunology and synthetic biology. Since our founding in 2008, we have focused on harnessing the power of the immune system to address human diseases with unmet medical need and major health burden. Our fully-integrated model combines decades of research in immunology, translational drug discovery and development, a technology agnostic innovation engine, GMP manufacturing, and commercial capabilities to rapidly develop and commercialize potential vaccines and therapies to address a range of serious indications on a global scale.

A 21st Century Immunotherapy Powerhouse

We have built a broad toolkit across multiple technology platforms, including a diverse range of potentially first-in-class therapeutic approaches. This includes mRNA vaccines, cell and gene therapies, targeted antibodies, small molecule immunomodulators, Ribologicals, and next generation immunomodulators. Our approach has created a robust and diversified product pipeline across infectious disease and oncology, comprised of our first commercial product, BNT162b2 (COMIRNATY), the first ever approved mRNA therapy, over 17 clinical stage product candidates and more than 30 research programs.

Core to our business practices is ensuring that people all around the globe benefit from our efforts. As part of this effort, we intend to maintain our focus on high medical needs and democratizing access to novel medicines. We believe we are well positioned to develop and commercialize the next generation of immunotherapies with the potential to transform treatment paradigms for many severe diseases and substantially improve clinical outcomes for patients. BioNTech supports the United Nations Sustainable Development Goals (SDGs). Our research and product development efforts make a relevant contribution to supporting the third United Nations Sustainable Development Goal (SDG 3): ensuring healthy lives and promoting well-being for all people of all ages. This aligns with our commitment to global social responsibility.

Our first commercial-stage product is BNT162b2, our mRNA vaccine program to prevent COVID-19. We are co-developing BNT162b2 with Pfizer, Inc., or Pfizer, worldwide (ex-China) and with Shanghai Fosun Pharmaceutical (Group) Co., Ltd., or Fosun Pharma in China. In early 2020, recognizing the onset of the COVID-19 pandemic as a global threat, we leveraged our technologies to address this global health challenge and developed BNT162b2, which became the first-ever approved mRNA-based product, and, to our knowledge, the fastest pharmaceutical product ever developed. Our efforts have resulted in more than one billion vaccinated people around the globe. BioNTech and Pfizer continue to execute on plans for global COVID-19 vaccine leadership with multiple new product launches, including label expansions, pediatric dosage forms and potentially variant-based vaccines.We believe our successful development of a first-in-class COVID-19 mRNA vaccine in less than one year validates our execution capabilities, the power of our technologies, and our commitment to social responsibility.

As of February 2022, our COVID-19 vaccine has been authorized or approved for emergency use or temporary use or granted marketing authorization in over 100 countries and regions around the world. In August 2021, our COVID-19 vaccine was the first to receive full FDA approval in the United States for use in individuals aged 16 and older. In 2021, we and Pfizer delivered more than 2.6 billion doses of our COVID-19 vaccine to more than 165 countries and regions worldwide, including approximately 1 billion doses to low- and middle-income countries. As of the beginning of March 2022, we and Pfizer have delivered more than 3.1 billion doses to more than 170 countries and regions, including approximately 1.3 billion does to low- and middle-income countries.

In our oncology clinical programs, to-date we have treated over 900 patients across more than 20 solid tumor types. We now have five ongoing randomized Phase 2 clinical trials, four of which started in 2021. We also started four first-in-human clinical trials in diverse therapeutic programs in 2021 and another first-in-human trial started in January 2022.

In addition to various data read-outs for our BNT162b2 program, we had several clinical data updates in our oncology programs in 2021, including presentations at major medical conferences. At the Society for Immunotherapy of Cancer (SITC) Annual Meeting 2021 we presented Phase 1 clinical data updates across six programs and four therapeutic platforms in two oral presentations and five posters. Data was presented for our FixVac programs (BNT111 and BNT112), our CAR-T cell immunotherapy (BNT211), our bispecific antibodies (BNT311 and BNT312, which are partnered with Genmab), and our small molecule immunomodulator (BNT411). For all six programs, the data presented demonstrated favorable safety profiles and promising signs of clinical activity. At the European Society for Medical Oncology Immuno-Oncology (ESMO-IO) Congress 2021 we presented an additional data update for our CAR-T cell therapy BNT211 which showed additional evidence of clinical activity in most patients.

The broad success of our COVID-19 vaccine has paved the way to a new era of mRNA technology and synthetic biology. Our position today reflects a uniquely rich pipeline including multiple first-in-class approaches positioning us to re-imagine the therapeutic landscape, enable personalized care, and drive superior patient outcomes across diseases. The current capital allocation places us in an exceptional position to drive a multi-platform strategy and deliver a fully integrated global biotechnology company.

On the R&D front, we are focused on developing next generation COVID-19 vaccines to maintain leadership and pandemic preparedness as well as broaden the label of and access to the vaccine. We also plan to invest heavily to build out our global development organization, bringing in talent with clinical and regulatory expertise needed to rapidly advance our diversified clinical pipeline. Additionally, we are accelerating clinical development, bolstering mid- and late-stage oncology presence and broadening our pipeline through the start of new programs in oncology and infectious diseases. We are also taking the opportunity to diversify our therapeutic area footprint which will enable us to fully leverage the potential of all technology platforms across autoimmune diseases, inflammatory diseases, cardiovascular disease, neurodegenerative diseases, and regenerative medicines.

M&A and business development efforts focus on strengthening technology platforms and digital capabilities through select strategic partnerships and acquisitions. We also plan to enhance capabilities through complementary acquisitions, technologies, infrastructure and manufacturing.

To support our future trajectory, growing the organization and expanding our team is of utmost importance. We are on the way to develop our global footprint in key regions including Europe, the United States, Asia and Africa. Additionally, investing in manufacturing capabilities for key technologies and deploying our pandemic response capabilities remain priorities for us.

II. The BioNTech Approach

We are focused on developing next generation immunotherapies by employing a multi-platform strategy, powered by a technology agnostic innovation engine, coupled with strong expertise in emerging technologies in mRNA and synthetic biology. With the approval or our COVID-19 vaccine to support the validation of mRNA vaccines as a new drug class, we believe that we are entering into a new era of mRNA technology. Our goal is to drive this transformation by applying the following principles:

•
Exploiting the full potential of the immune system. Our broad pipeline includes mRNA-based vaccines, including cancer vaccines, antigen-specific tolerance vaccines and prophylactic infectious disease vaccines. In addition, our pipeline includes mRNA-based immune activators, antigen-targeting T cells and antibodies, and defined immunomodulators of various immune cell mechanisms. This portfolio is designed to mirror the evolution of the immune system to rely on multiple complementary pathways.
•
Advancing programs to combat major health burdens. Our infectious disease product strategy is rooted in our global social responsibility and we aim to help democratizing global access to mRNA medicines. Our infectious disease toolkit includes multiple technology platforms, including mRNA vaccines, prophylactic infectious disease vaccines, and a new class of precision anti-bacterials, Synthetic Lysins.
•
Broadening the universe of patients benefiting from cancer immunotherapy. We discover and exploit novel targets and target combinations. Our aim is to extend the utility of immunotherapy to patient populations that are not currently amenable or do not benefit from the targets of current immunotherapies.
•
Improving the success rate. We engineer and develop highly potent drug candidates designed to be precise for the specific target. We further augment activity and counteract resistance mechanisms by combining compounds with non-overlapping, synergistic mechanisms of action, such as combining our FixVac immunotherapy, CARVac, with our novel CAR-T therapies.
•
Focusing on curative and individualized approaches. The root cause of recurrence or for lack of tumor eradication is interindividual variability and cancer heterogeneity. Addressing this biological reality is one of the mandatory design aspects of the product candidates we develop. For example, each of our cancer immunotherapies incorporates multiple targets in order to account for this variability.

III. Multi-Platform Strategy: Technology Agnostic Innovation Engine

We have applied these guiding principles to a broad suite of therapeutic platforms optimized for a distinct mode of action, high precision targeting, high potency and efficacy. We expect each platform to yield a pipeline of drug candidates for further development. We believe this technology-agnostic combination of platforms and product candidates positions us to remain at the forefront of the shift toward an individually tailored, patient-centric therapeutic approach in oncology.

Similarly, in infectious disease, we are deploying our full suite of technologies and our immunotherapeutic understanding to develop mRNA vaccines against infectious diseases, such as COVID-19, in a manner that is designed to be faster and more easily scalable, and with more flexible constructs, than traditional vaccine development.

Our current immunotherapy product candidates that are being tested in clinical trials span four distinct drug classes:

•
mRNA Therapeutics. We are utilizing messenger ribonucleic acid, or mRNA, to deliver genetic information to cells, where it is used to express proteins for therapeutic effect. In infectious disease, we are leveraging our mRNA technology to develop prophylactic infectious disease vaccines to address COVID-19, influenza, shingles, malaria, tuberculosis, HSV 2 and other infectious diseases. In oncology, we are developing a portfolio of immunotherapies that utilize four different mRNA formats and three different formulations to derive five distinct platforms for the treatment of cancer. All our platforms are in clinical testing for oncology: (i) our off-the-shelf shared antigen immunotherapy, or FixVac; with two FixVac product candidates currently being tested in randomized Phase 2 clinical trials, (ii) our individualized neoantigen specific immunotherapy, or iNeST, in collaboration with Genentech, Inc.; with two ongoing Phase 2 clinical trials (iii) our intratumoral immunotherapy in collaboration with Sanofi, S.A.; (iv) our mRNA encoding for specific cytokines, or RiboCytokines; and (v) our mRNA encoded antibodies, or RiboMabs, which entered clinical testing in January 2022.
•
Cell Therapies. We are developing a range of cell therapies, including chimeric antigen receptor T cells, or CAR-T, neoantigen-based T cell therapies and T cell receptor, or TCR, therapies, in which the patient’s T cells are modified or primed to target cancer-specific antigens. We are also combining our mRNA FixVac platform with our first CAR-T product candidates to enhance the persistence of CAR-T cells in vivo. Our first CARVac product candidate entered into clinical testing in solid tumors in February 2021, and our first neoantigen-targeted T cell therapy candidate entered into clinical testing in April 2021.
•
Antibodies. In collaboration with Genmab A/S, we are developing next-generation bispecific antibodies that are designed to target immune checkpoints that modulate the patient’s immune response to cancer. Our first two product candidates under this collaboration are in clinical testing including one randomized Phase 2 clinical trial which started in December 2021. We are also exploring additional targeted cancer antibody approaches utilizing our in-house capabilities.
•
Small Molecule Immunomodulators. We use small molecules to augment the activity of other drug classes by inducing specific and discrete patterns of immunomodulation. The first program is a small molecule toll-like receptor 7, or TLR7, immunomodulator for the treatment of solid tumors that is currently in Phase 1 clinical testing.

We have leveraged these four drug classes to build a robust pipeline of over 20 product candidates in oncology and additional product candidates in infectious disease. Longer-term, we see applications for the technology in the fields of autoimmune diseases, inflammatory diseases, cardiovascular and neurodegenerative diseases, and regenerative medicines.

IV. Our Team and Culture

Our success is driven by people. We have expanded our team to more than 3,000 employees by attracting top talent globally and our diverse workforce represents more than 60 nations. The ambition and dedication of people that share our vision of engineering immunity to combat human diseases are the foundation to transform our vision into reality.

Our management team combines proven biotechnology entrepreneurs, world-renowned immunologists and sophisticated biopharma investors. We were founded in 2008 by our scientific founders, Prof. Ugur Sahin, M.D., Prof. Christoph Huber, M.D. and Prof. Özlem Türeci, M.D., with a seed investment of €150 million from the Strüngmann family, through its investment vehicle, AT Impf GmbH, and MIG Fonds, or MIG. Andreas and Thomas Strüngmann are serial entrepreneurs, having co-founded Hexal AG, a German pharmaceutical firm, which they built and sold to Novartis, along with their majority stake in Eon Labs, Inc., a U.S. public pharmaceutical firm, for a combined €5.6 billion (at the time, $8.3 billion). Helmut Jeggle and Michael Motschmann, on behalf of the Strüngmann family and MIG, respectively, along with Christoph Huber, were founding members of our Supervisory Board.

Our initial group of scientific founders have been joined by experienced pharmaceutical executives, immunologists and biotechnology specialty investors. Sean Marett, our Chief Business Officer and Chief Commercial Officer, led the business development teams at Evotec, and previously was an executive at GlaxoSmithKline in the United States. Dr. Sierk Poetting, our Chief Operating Officer, joined us from Sandoz, where he served as the Chief Financial Officer in North America. Ryan Richardson, our Chief Strategy Officer, joined us from J.P. Morgan Securities LLC, where he served as Executive Director, Healthcare Investment Banking. Jens Holstein, our Chief Financial Officer, joined as of

July 1, 2021. Previously he served as Chief Financial Officer at MorphoSys AG. We have also attracted talented scientists such as Katalin Karikó, our Senior Vice President & Head of RNA Protein Replacement, who has more than 30 years of experience working with RNA, has published more than 70 peer-reviewed papers and is co-inventor on mRNA-related patents, including a foundational patent relating to modified mRNA.

BioNTech has been supported since its inception by Prof. Rolf Zinkernagel, M.D., Ph.D. and Prof. Hans Hengartner, Ph.D., who serve on our Scientific Advisory Board. Prof. Zinkernagel is a Professor Emeritus at the University of Zurich, University Hospital, and former head of the Institute of Experimental Immunology in Zurich. He was awarded the Nobel Prize in 1996 for the discovery of how the immune system recognizes virus-infected cells. Prof. Hengartner is a world-renowned immunologist and Professor Emeritus at the Federal Institute of Technology ETH Zurich and the University of Zurich.

Our corporate culture has been one of our key success factors over the last decade and remains essential for our continued innovation engine and execution to bring new medicines to people. Both the Management Board and Supervisory Board recognize that maintaining our original culture, exemplified by “Project Lightspeed” that led to the rapid and successful development of our COVID-19 vaccine, is a fundamental component of our strategy for managing our expected future organizational growth.

The importance of corporate culture has led to the establishment of the “Culture Campus”, a project team within BioNTech, reporting directly to senior management, focused on codification, sensing, shaping, implementation, safeguarding, developing and communication of BioNTech´s corporate culture. The group has spent considerable efforts to identify the key components of our current culture through empirical social research, including employee focus groups, research, and structured feedback loops. Based on this data-driven process, we have identified key facts of our corporate culture - a strong sense of purpose, a focus on embracing contribution and responsiveness.

Scientific rigor, innovation and passion are driving our spirit. We encourage self-confidence among our employees, provide the ambition needed to be pioneers and break boundaries, and also take the time to celebrate our own achievements. Standing united is a key component of our culture, focusing on collaboration, teamwork, and a learning culture that views both successes and mistakes as opportunities for growth. Despite our significant growth, we are committed to staying agile, which is crucial to innovation, efficiency, and recognizing possibilities and opportunities. Last, we remain accountable, acting with integrity and making decisions based on sustainability, values and scientific data.

We have a high level of awareness within Germany as well as globally. Many employees have a high level of identification with our vision and draw inspiration from our strong corporate culture. Because of this, we are considered as an attractive employer globally both for scientific as well as operational and administrative roles.

V. Product and Pipeline of Product Candidates

We are advancing our broad portfolio of product candidates derived from our four drug classes and multiple platforms focused on immunotherapies for the treatment of cancer and mRNA vaccines to prevent or treat infectious diseases.

Infectious Diseases

Drug Class	Product Candidate	Indication (*Targets*)	Pre-clinical	Phase 1	Phase 2	Phase 3	Commercial	Rights/Collaborator	Milestones 2022
mRNA	BNT162b2	COVID-19						Fosun Pharma (China), Pfizer (Global, excl. China)	Multiple updates
	BNT161	Influenza (mod mRNA)						Pfizer	Data update: 1H 2022
	Un-named program	Influenza (sa mRNA)						Pfizer	
	Un-named program	Shingles						Pfizer	Phase 1 start: 2H 2022
	Un-named program	Malaria						Fully-owned	Phase 1 start: 2H 2022
	BNT164	Tuberculosis[1]						Bill & Melinda Gates Foundation	Phase 1 start: 2H 2022
	Un-named program	HSV 2						Fully-owned	Phase 1 start: 2H 2022
	Un-named program	HIV[1]						Bill & Melinda Gates Foundation	
	Undisclosed programs	Additional mRNA vaccine programs[2]						Fully-owned	
	Undisclosed programs	Precision antibacterials						Fully-owned	

Oncology

Drug Class	Platform	Product Candidate	Indication (*Targets*)	Pre-clinical	Phase 1	Phase 2	Phase 3	Rights/Collaborator	Milestones 2022
mRNA	**FixVac** (fixed combination of shared cancer antigens)	BNT111	Advanced melanoma (Adjuvant & Metastatic)					Fully-owned	
		BNT112	Prostate cancer						
		BNT113	HPV16+ head and neckcancer						
		BNT115	Ovarian cancer[3]						
		BNT116	NSCLC						Phase 1 start: 2H 2022
	iNeST (patient specific cancer antigen therapy)	autogene cevumeran (BNT122)	1L melanoma					Genentech (global 50:50 profit/loss share)	Data update: 2H 2022
			Adjuvant colorectal cancer						
			Solid tumors						
	Intratumoral Immunotherapy	SAR441000 (BNT131)	Solid tumors (*IL-12sc, IL-15sushi, GM-CSF, IFNα*)					Sanofi (global profit/loss share)	
	RiboMabs (mRNA-encoded antibodies)	BNT141	Multiple solid tumors (CLDN18.2)					Fully-owned	
		BNT142	Multiple solid tumors (*CD3+CLDN6*)						Phase 1 start: 1H 2022
	RiboCytokines (mRNA-encoded cytokines)	BNT151	Multiple solid tumors (*Optimized IL-2*)					Fully-owned	
		BNT152, BNT153	Multiple solid tumors (*IL-7, IL-2*)						
Cell Therapies	**CAR-T Cells**	BNT211	Multiple solid tumors (*CLDN6*)					Fully-owned	Data update: 2H 2022
		BNT212	Pancreatic, other cancers (*CLDN18.2*)						
	Neoantigen-based T cell therapy	BNT221 (NEO-PTC-01)	Multiple solid tumors					Fully-owned	
	TCRs	To be selected	All tumors					Fully-owned	
Antibodies	**Next-Gen CP Immunomodulators**	GEN1046 (BNT311)	Metatstatic NSCLC (*PD-L1×4-1BB*)					Genmab (global 50:50 profit/loss share)	
		GEN1046 (BNT311)	Multiple solid tumors (*PD-L1×4-1BB*)						
		GEN1042 (BNT312)	Multiple solid tumors (*CD40×4-1BB*)						
	Targeted Cancer Antibodies	BNT321 (MVT-5873)	Pancreatic cancer (*sLea*)					Fully-owned	
SMIM	**Toll-Like Receptor Binding**	BNT411	Solid tumors (*TLR7*)					Fully-owned	

1 Collaboration with Bill & Melinda Gates Foundation. BioNTech holds worldwide distribution rights except developing countries where BMG holds distribution rights

2 University of Pennsylvania collaboration

3 Investigator-initiated Phase 1 trial

FPD, First Patient Dosed; mod, modified; sa, self amplifying; CP, Checkpoint inhibitor; SMIM, Small Molecule Immunomodulators

A. Infectious Disease Programs

We are expanding our infectious disease pipeline of mRNA vaccines to address global health challenges. In addition to our COVID-19, influenza and shingles vaccine programs, which are partnered with Pfizer, we have active research and preclinical development programs against more than 10 additional distinct infectious diseases, spanning both vaccine and therapeutic approaches. As demonstrated with our COVID-19 vaccine, our infectious disease product strategy is rooted in our responsibility to make global and social impact with our medicines. Our goal is to advance and expand our infectious disease programs and pipeline to combat major health burdens while democratizing access to mRNA medicines.

We view the development of vaccines and therapeutics for infectious disease as a long-term growth pillar and we believe the technology behind our COVID-19 vaccine has potential against multiple other infectious diseases, as well as potential to play an important role in future pandemic preparedness. The Company's objective is to be a leader in mRNA vaccines for infectious disease. As with our COVID-19 vaccine, several of our infectious disease vaccines are based on our lipid-nanoparticle-formulated mRNA vaccine technology, which delivers precise genetic information of the immunogen to antigen-presenting cells and elicits potent immune responses. mRNA is transiently expressed, does not integrate into the genome and is degraded by physiological pathways. mRNA vaccines are molecularly well-defined and synthesized efficiently from DNA templates by in vitro transcription. mRNA production and lipid nanoparticle formulation are fast and highly scalable, which makes this technology suitable for the rapid development and supply of vaccines during pandemic scenarios.

First Commercial Product: COVID-19 Vaccine BNT162b2

Our mRNA-based COVID-19 vaccine product has been authorized or approved for emergency or temporary use or granted conditional marketing authorization in more than 100 countries and regions worldwide, including the United States and the European Union, as of December 2021. In August 2021 our vaccine received full FDA Biologics License Application, or BLA, approval for individuals 16 years of age and older. As of February 2022, based on data from the Centers for Disease Control and Prevention, or CDC, approximately six out of each ten doses administered in the United States were our COVID-19 vaccine. For Europe and the United States combined, our COVID-19 vaccine has accounted for approximately 70% of doses distributed as of February 5, 2022, according to "Our World in Data Coronavirus (COVID-19) Vaccinations."

We seek to drive long-term value in our COVID-19 vaccine program by increasing patient access through enhancing manufacturing and supply capacities, conducting a global clinical program to generate data to support additional label expansions, gaining regulatory advancement across further geographies, optimizing the formulation to simplify vaccine access worldwide, and by addressing waning immune responses and emerging SARS-CoV-2 variants.

As part of our commitment to global social responsibility, we and Pfizer are committed to working toward equitable and affordable access to COVID-19 vaccines for all people around the world and actively working with governments and health partners worldwide. As part of this commitment, we and Pfizer have pledged to provide two billion doses to low- and middle-income countries through the end of 2022, of which we supplied approximately 1 billion doses in 2021. By early March 2022, approximately 1.3 billion doses were delivered to these countries.

Under our collaboration with Pfizer, we are the Marketing Authorization Holder in the United States, European Union, the United Kingdom, Canada and other countries, and the holder of emergency use authorizations or equivalents in the United States (jointly with Pfizer) and other countries. Pfizer has marketing and distribution rights worldwide with the exception of China, Germany, and Turkey. Fosun Pharma has marketing and distribution rights in mainland China, Hong Kong special administrative region, or SAR, Macau SAR and the region of Taiwan.

Other Infectious Disease Programs

We are investing in mRNA vaccine programs to address diseases with major impact on global population health and on people in lower income countries. Besides our COVID-19 vaccine, we are partnering with Pfizer on the development of mRNA vaccines for influenza and shingles. We are also developing multiple other infectious disease programs to address high-need indications, such as malaria, tuberculosis, HSV 2 and HIV. The WHO estimates for malaria more than 200 million cases detected every year, with young children being the worst affected as they have no immunity against the pathogen. Additionally, the WHO estimates 10 million people contracted tuberculosis in 2019. HSV 2 has an estimated global incidence of more than 27 million cases in adults and an estimated 10,000 cases of neonatal HSV 2 infections annually. For HIV, the WHO estimates that more than 35 million people live with HIV today, two thirds of which are located in the WHO African region.

As part of our plan to develop sustainable vaccine production and end-to-end supply solutions on the African continent, we are exploring possibilities for establishing state-of-the-art mRNA manufacturing facilities in Africa, either with partners or on our own. Our efforts are supported by both the WHO and the Africa Centers for Disease Control and Prevention. The European Community and other organizations have also been involved in the early planning phase of the project and offered their support to identify and set-up needed infrastructure. Our malaria project is part of the ‘eradicateMalaria’ initiative, a program by the kENUP Foundation.

Since 2019, we have collaborated with the Bill and Melinda Gates foundation to develop human HIV and tuberculosis programs and provide affordable access to vaccines to low- and middle-income countries. In addition to mRNA vaccines, our infectious disease toolkit includes other multiple technology platforms, including Ribologicals and a new class of precision anti-bacterials, Synthetic Lysins, which we added to our research toolkit in 2021.

1. COVID-19 Vaccine Program - BNT162b2

In January 2020, it became clear that a novel Coronavirus (2019-nCoV) was the underlying cause of a pneumonia outbreak that had occurred in December 2019 in Wuhan, China. In early January 2020, the genetic sequence of the 2019-nCoV became available to the World Health Organization (WHO) and public (MN908947.3) and the virus was categorized in the Betacoronavirus subfamily. Sequence analysis revealed a closer relationship to severe acute respiratory syndrome (SARS) virus isolates than to other coronaviruses that infect humans, including the Middle East respiratory syndrome (MERS) coronavirus. SARS-CoV-2 infections and the resulting disease, COVID-19, spread globally affecting a growing number of countries and in March 2020, the WHO characterized the COVID-19 outbreak as a pandemic. Highly effective and safe vaccines and medications to prevent and treat COVID-19 were a high unmet medical need. Vaccination is the most effective medical countermeasure to decrease risk and mitigate spread of SARS-CoV-2. Immunization with a safe and effective COVID-19 vaccine is a critical component of the global strategy to reduce COVID-19-related illnesses, hospitalizations, and deaths and to help restore societal functioning.

In response to the COVID-19 pandemic, we initiated our COVID-19 vaccine development program, BNT162, leveraging our proprietary mRNA platform. In late January 2020, we assembled a global consortium of partners including Pfizer and Fosun Pharma, and in December 2020, BNT162b2 became the first COVID-19 vaccine and first mRNA product authorized for use in both the United States and the European Union. The authorizations were based on clinical results of BNT162b2 in a global Phase 3 trial. The study results demonstrated that BNT162b2 prevents symptomatic COVID-19 with a well-tolerated safety profile. Key characteristics of BNT162b2 are its broad immunogenicity profile that is both poly-epitopic and multi-effector. BNT162b2 induces high titers of neutralizing antibodies and robust CD4+ and CD8+ T cell responses that combine to prevent disease.

Based on a comprehensive data package that included the follow-up-data from the Phase 3 trial, the FDA subsequently approved the BLA for BNT162b2 to prevent COVID-19 in individuals 16 years of age and older, making BNT162b2 the first COVID-19 vaccine to be granted full approval by the FDA. Submissions to pursue regulatory approvals in those countries where emergency use authorizations or equivalent were initially granted are ongoing.

a) Commercial update

As of mid March 2022, we and our partner Pfizer have signed orders for approximately 2.4 billion doses to be delivered in 2022. This includes agreements with the governments in the United States, United Kingdom, Japan, Canada and the European Union. Further discussions for additional dose commitments are ongoing and the order book is expected to further grow. Based on our order book and the expected continued need for booster vaccinations and vaccinations in the pediatric population, we and Pfizer are well positioned to continue to be a global leader in vaccines for the prevention of COVID-19.

We and Pfizer have an agreement with the European Commission, or the EC, that includes supplying 600 million doses of our COVID-19 vaccine to the 27 EU member states by the end of 2021, and to supply 900 million doses in 2022 and 2023, with option to request up to an additional 900 million doses. This would also cover potential vaccines adapted to variants without additional costs, if a variant vaccine is determined to be needed and subsequently authorized or approved. All doses for the EC are planned to be manufactured in the EU. In December 2021, we and Pfizer announced an agreement with the EC and its member states, pursuant to which the EC exercised its option to purchase more than 200 million additional doses of vaccine. The 200 million doses are in addition to the 450 million doses already planned to be delivered in 2022, based on an agreement signed in May 2021. The number of doses to be delivered to EC member states in 2022 will now total more than 650 million doses. In sum, the total number of potential doses delivered to the EC, inclusive of all agreements, is expected to be up to 2.4 billion by end of 2023.

The U.S. government has secured a total of 600 million doses under a supply agreement with us and Pfizer, including doses for pediatric vaccinations, and excluding one billion doses to be supplied at a not-for-profit price for donation. The U.S. government also has the option to acquire an updated version of the vaccine that includes new formulations or addresses potential viral variants, if available and authorized.

We and Pfizer plan to provide the United States government with one billion doses at a not-for-profit price, to be provided by the end of the first half of 2022. The United States government will donate vaccine doses to low- and lower middle-income countries and organizations that support them. These doses are part of BioNTech’s and Pfizer’s previously announced pledge to provide two billion doses of the COVID-19 vaccine to low- and middle-income countries by the end of 2022.

b) Manufacturing

In 2021 we and Pfizer delivered an aggregate of over 2.6 billion doses of BNT162b2 vaccine to more than 165 countries and territories around the world. For 2022, we and Pfizer anticipate capacity to manufacture up to four billion doses.

We and Pfizer continue to work in collaboration with governments and health ministries around the world that will distribute the vaccine, subject to country authorization or approval and terms of supply agreements, to help ensure it can reach those most in need as quickly as possible. Together with Pfizer we have developed a global COVID-19 vaccine supply chain and manufacturing network, which now spans four continents and includes more than 20 manufacturing facilities.

Our manufacturing facility in Marburg is one of the largest mRNA vaccine manufacturing sites worldwide. The facility reached an annual capacity of up to 1 billion doses mRNA drug substance in 2021. The first batches of vaccines manufactured at the Marburg facility were delivered in mid-April 2021. For 2022 we and Pfizer plan to expand the global manufacturing capacity to four billion doses. The companies have developed a global COVID-19 vaccine supply chain and manufacturing network, which now spans four continents and includes more than 20 manufacturing facilities.

We and Pfizer are also leveraging Pfizer’s manufacturing site in Puurs, Belgium, one of Pfizer’s largest sterile injectable sites, for European supply and as back up supply to the primary manufacturing site for the U.S. market, which is in Kalamazoo, Michigan.

As our global footprint continues to grow we are also upscaling our manufacturing capacity by establishing new manufacturing sites.

We recently announced our manufacturing solution, named "BioNTainer", which will allow for mRNA vaccine preparation in bulk. BioNTainers will be equipped to manufacture a range of mRNA-based vaccines targeted to the needs of the African Union member states. The establishment of the first mRNA manufacturing facility in the African Union is expected to start in mid-2022 and the first BioNTainer is expected to arrive in Africa in the second half of 2022.

We plan to establish a fully-integrated mRNA manufacturing facility in Singapore with support from the Singapore Economic Development Board (EDB), as well as our first regional headquarters for South East Asia. The new facility will leverage cutting-edge manufacturing and digital infrastructure and will be equipped to produce a range of novel mRNA vaccines and therapeutics. The envisioned site will bring highly automated and end-to-end mRNA production capabilities. The facility, with an estimated annual capacity of several hundred million doses, will provide regional and global supply capacity, as well as a rapid response capability for South East Asia to address potential pandemic threats. We anticipate the site could be operational as early as 2023.

We have signed a letter of intent with The Biovac Institute (Pty) Ltd., a Cape Town-based, South African biopharmaceutical company, for the manufacture of vaccine for distribution within the African Union. Biovac will perform fill and finish manufacturing and distribution activities within our and Pfizer’s global COVID-19 vaccine supply chain and manufacturing network. BioVac is to start manufacturing fill and finish of up to 100 million doses annually in 2022. All doses will exclusively be distributed within the 55-member states that make up the African Union.

In August 2021 we also signed a letter of intent with Eurofarma Laboratórios SA, a Brazilian biopharmaceutical company, to manufacture vaccine for distribution within Latin America. Eurofarma will obtain drug product from facilities in the United States, and manufacturing of finished doses is expected to commence in 2022. At full operational capacity, annual production is expected to exceed 100 million finished COVID-19 doses.

c) Clinical Research & Development and Regulatory

The Phase 3 clinical trial to evaluate safety, immune response, and efficacy of BNT162b2 began in July 2020 and enrolled more than 44,000 participants from approximately 150 clinical trials sites in the United States, Germany, Turkey, South Africa, Brazil and Argentina. We and Pfizer are conducting a robust booster development program to address waning efficacy and partial escape variants and to ensure continued protection by the vaccine.

Additionally, we and Pfizer continue to monitor protection offered by BNT162b2 against emerging SARS-CoV-2 variants. BNT162b2 offers a high level of protection against variants of concern, including Alpha, Beta, and Delta, and recent laboratory studies published in Science demonstrated three doses of BNT162b2 neutralize the SARS-CoV-2 Omicron variant.

We and Pfizer are evaluating variant-based versions of the vaccine, including Omicron-based candidates, and are also evaluating multivalent vaccines. The studies are part of ongoing efforts to address waning efficacy seen with Omicron and to determine the need for variant-based vaccines.

Efficacy and safety

In the final efficacy analysis of the global Phase 3 clinical trial, BNT162b2 met all of the study’s primary efficacy endpoints. The results demonstrated that BNT162b2 can prevent symptomatic COVID-19 with a well-tolerated safety profile. BNT162b2 demonstrated 95% efficacy in the population group 16 years of age and older, including 94% efficacy in participants older than 65 years. The safety profile was favorable, with a low frequency of Grade 3 adverse events and mostly typical vaccine-related side effects.

Six-month follow-up data from the Phase 3 trial of BNT162b2 confirmed the favorable safety profile and showed continued high efficacy through up to six months following the second dose. BNT162b2 was 91.3% effective against COVID-19, measured seven days through up to six months after the second dose. The vaccine was also 96.7% effective against severe disease as measured seven days after the second dose. Safety data collected demonstrated a favorable safety and tolerability profile with an acceptable adverse-event profile. The data were published in the New England Journal of Medicine, or NEJM, in November 2021. An additional exploratory analysis of 800 trial participants enrolled in South Africa confirmed 100% efficacy against SARS-CoV-2 lineage B.1.351 (Beta variant), which was the prevalent variant at the time the analysis was conducted. These data support previous results from immunogenicity studies published in NEJM in April 2021 demonstrating that BNT162b2 induced a robust neutralizing antibody response to the Beta variant.

The global distribution of BNT162b2 has also generated a vast array of real-world vaccine effectiveness data in diverse populations. Vaccine effectiveness following the primary two doses demonstrated protection against symptomatic infections, asymptomatic infections, severe infections, hospitalizations and deaths in real world vaccine effectiveness trials, mirroring the high efficacy and confirming the safety observed in our Phase 3 clinical trial.

SARS-CoV-2 variants

BNT162b2 offers a high level of protection against variants of concern, including Alpha, Beta, and Delta. Recent laboratory studies demonstrated that three doses of BNT162b2 neutralize the SARS-CoV-2 Omicron variant.

To address emerging variants of concern, we and Pfizer are evaluating variant-based versions of the vaccine, including Omicron-based vaccine candidates, and are also evaluating bivalent vaccines, directed against the Omicron and Wuhan strains of SARS-CoV-2. The studies are part of ongoing efforts to assess durability of efficacy and to determine the need for variant-based vaccines. We are also developing an Early Warning System in collaboration with InstaDeep based on a new computational method that analyses worldwide available sequencing data and predicts high-risk variants of SARS-CoV-2.

In our ongoing Phase 3 clinical trial to evaluate a monovalent beta-variant specific vaccine the vaccine was administered to 300 vaccinated individuals as a third dose, and to 300 vaccine naïve individuals.

Additionally, we are conducting a clinical trial to evaluate a multivalent Delta/Alpha variant-encoding vaccine and monovalent vaccines encoding either the Delta or Alpha variant. The study is expected to enroll approximately 1,200 adults 18 to 85 years of age. In this trial participants receive a 30 µg dose of a multivalent Delta and Alpha version of the vaccine, or monovalent Delta or Alpha versions, six months after the second dose of the two-dose primary series of BNT162b2. Vaccine- and SARS-CoV-2-naïve participants in the study will receive two doses of the multivalent Delta and Alpha vaccine administered 21 days apart. Data from these trials, could support a flexible platform approach for product adaptation should it be needed.

In January 2022, we and Pfizer published results from a laboratory study in Science demonstrating that serum antibodies induced by BNT162b2 neutralize the SARS-CoV-2 Omicron variant after three doses. Sera obtained from vaccinated individuals one month after receiving the booster dose neutralized the Omicron variant at levels comparable to those observed for the wild-type SARS-CoV-2 spike protein after two doses. One month after the third BNT162b2 dose, neutralizing antibody titers against the Omicron variant increased 23.4-fold relative to their levels 21 days after the second dose (geometric mean titer of 164 versus 7) and were comparable to neutralizing antibody titers against the wild-type virus at 21 days after two doses of BNT162b2 (geometric mean titer of 164 versus 160). Reduced neutralizing titers were demonstrated with the primary two-dose regimen against Omicron. Based on observations that approximately 85% of epitopes in the spike protein recognized by CD8+ T cells are not affected by the mutations in the Omicron variant, the companies believe two doses may still induce protection against severe disease. These data confirm previously announced initial study results.

We and Pfizer will continue to collect more laboratory data and evaluate real-world effectiveness to assess and confirm protection against the Omicron variant and inform the most effective path forward.

As part of our efforts to determine the potential need for variant-based vaccines, we and Pfizer started clinical trials to evaluate the safety, tolerability and immunogenicity of an Omicron-based vaccine in healthy adults 18 through 55 years of age. The study is evaluating approximately 2,150 participants across multiple cohorts examining different regimens of the current COVID-19 vaccine or an Omicron-based vaccine in both vaccine experienced and naive subjects. The study was expanded to include multiple new cohorts, including a cohort evaluating combination of an Omicron-based vaccine and BNT162b2, as well as an exploratory cohort evaluating a bivalent Omicron vaccine. We have scaled-up manufacturing and have started producing our Omicron-based vaccine at risk. The trial recruitment is on track and we expect to publish data in April 2022 supporting potential regulatory submissions for an Omicron-adapted vaccine.

Booster dose

Clinical data for BNT162b2 support a third dose booster of the vaccine to augment vaccine protection over time. A third booster dose of BNT162b2 has been shown to confer high neutralizing antibody titers against the SARS-CoV-2 wild type virus and also the Beta and Delta variants. Data demonstrate that the titers following a booster dose are higher than the levels observed after the two-dose primary series.

Real world data confirms that vaccine effectiveness decreases over time as the interval after the second dose increases, while vaccine effectiveness against hospitalization continues to be high. Waning vaccine effectiveness observed in the real-world setting coincided with the global spread of the Delta variant. Real world evidence also shows that high vaccine effectiveness is restored with a third dose booster, both against severe disease, as well as confirmed infection, including infections caused by the Delta variant.

In a Phase 1/2/3 booster trial of BNT162b2, a booster dose elicited significantly higher SARS-CoV-2 neutralizing antibody titers against the wild type strain compared to the levels observed after the two-dose primary series. These Phase 3 data announced in September 2021 included 306 participants 18 to 55 years of age who received a booster dose approximately six months after completing the two-dose primary regimen, with a median follow-up time of 2.6 months post-third dose. The booster dose titers against wild type virus were more than 5 times as high at one month after the third dose compared to 1 month after the two-dose primary series. The safety profile was favorable and similar to the safety profile after dose two of the primary series and generally consistent with other clinical data for BNT162b2.

Results from an ongoing Phase 3 clinical trial to evaluate the safety, tolerability and efficacy of a 30µg booster dose versus placebo in more than 10,000 participants demonstrated that a booster dose restored vaccine protection to the high levels achieved after the second dose, showing a relative vaccine efficacy of 95.6% compared to those who did not receive a booster dose. The participants were 16 years of age and older and had previously received two doses of BNT162b2 at least six months prior to randomization. These first results from a randomized, controlled COVID-19 vaccine booster dose trial were announced in October 2021. Multiple subgroup analyses showed efficacy was consistent irrespective of age, sex, race, ethnicity and co-morbidities. The adverse event profile was consistent with previous clinical safety data.

Based on these data from our booster trials, a third dose booster of BNT162b2 was authorized by the FDA for emergency use after completion of a primary series in individuals 18 years of age and older. In January 2022, the FDA expanded the Emergency Use Authorization of a booster dose to include individuals 12 years of age and older. The booster dose is the same dosage strength, 30 µg, as the dose approved in the primary series.

The EC approved a variation to the CMA for the administration of a third dose booster of BNT162b2 at least six months after the second dose in individuals 18 years of age and older, and of a third dose in individuals with severely weakened immune systems at least 28 days after their second dose. In February 2022 the EC approved a variation to the CMA to include the administration of BNT162b2 as a booster dose in adolescents 12 through 17 years of age. The data are also being submitted to other regulatory authorities worldwide.

In March 2022, the U.S. FDA expanded the EUA for the COVID-19 vaccine to include a second booster dose for individuals aged 50 years and older who have previously received a booster of any authorized or approved COVID-19 vaccine. The FDA also authorized a second booster dose for individuals 12 years of age and older who have been determined to have certain kinds of immunocompromise and who have received a first booster dose of any authorized or approved COVID-19 vaccine. The second booster is to be administered at least four months after the first booster and is the same formulation and strength as prior doses. The EUA expansion is based on two real-world data sets from Israel analyzed at a time when the Omicron variant was widely circulating showing evidence that additional boosters increase immunogenicity and lowers rates of confirmed infections and severe illness.

An analysis of Israeli Ministry of Health records was conducted for over 1.1 million adults 60 years of age and older who had no known history of SARS-CoV-2 infection and were eligible for an additional (fourth dose) booster. Rates of confirmed infections were 2 times lower and rates of severe illness were 4 times lower among individuals who received an additional booster dose administered at least four months after an initial booster (third) dose compared to those who received only one booster dose in this analysis.

Also included in the submission were results from an ongoing, open-label, non-randomized clinical trial in healthcare workers 18 years of age and older at a single study center in Israel who had been vaccinated with three doses showed that . Among the 154 (out of 700) participants who received an additional booster (fourth) dose at least four months following the initial booster, neutralizing antibody titers increased approximately 7-fold to 8-fold at two and three weeks after the additional booster (fourth) dose compared to five months after the initial booster (third) dose. There was also an 8-fold and 10-fold increase in neutralizing antibody titers against the Omicron variant (B.1.1.529) at one and two weeks after the additional booster dose, respectively, compared to five months after the initial booster. No new safety concerns were revealed in individuals who received an additional booster dose of the vaccine.

Label expansion

Data from a Phase 3 trial in adolescents aged 12 to 15 demonstrated that BNT162b2 had 100% efficacy and robust antibody responses in adolescents aged 12 to 15 with or without prior evidence of SARS-CoV-2 infection. The Phase 3 trial enrolled 2,260 adolescents in the United States. In the trial, 18 cases of COVID-19 were observed in the placebo group (n=1,129) versus none in the vaccinated group (n=1,131). Vaccination with BNT162b2 elicited high neutralizing antibody titers, demonstrating strong immunogenicity in a subset of adolescents one month after the second dose. BNT162b2 administration was generally well tolerated. Based on this data, BNT162b2 has received expanded emergency use authorizations, conditional marketing authorizations or equivalent for adolescents 12 years of age and older in the United States, European Union and Canada and additional countries.

We and Pfizer have submitted a supplemental Biologics License Application (sBLA) to the U.S. FDA to expand the approval of BNT162b2 to include individuals aged 12 through 15 years. The sBLA includes updated longer-term follow-up data from our pivotal Phase 3 clinical trial including 2,228 participants 12 through 15 years of age. In the trial, a two-dose series of BNT162b2, 30-µg per dose, was 100% effective against COVID-19, measured seven days through over four months after the second dose. This was during a time when the Delta variant was the dominant circulating strain. Among 30 confirmed symptomatic cases of COVID-19 in the trial, with and without evidence of prior infection with SARS-CoV-2, all cases of COVID-19 were in the placebo group (n=1,129) and no cases were in the BNT162b2 group (n=1,131). The adverse event profile was generally consistent with other clinical safety data for the vaccine, with a favorable safety profile observed in individuals with at least 6 months of safety follow-up after the second dose. We and Pfizer have also submitted these data to the EMA and intend to file these data with other regulatory authorities around the world.

To support the extension of the vaccine label to include children under 12 years of age, we and Pfizer are conducting a Phase 1/2/3 trial in children ages 6 months to under 12 years of age, which is enrolling up to 4,500 participants at more than 90 clinical trial sites. The trial was designed to evaluate the safety, tolerability, and immunogenicity of BNT162b2 on a two-dose schedule (approximately 21 days apart) in three age groups: ages 5 to under 12 years; ages 2 to under 5 years; and ages 6 months to under 2 years. Based on the Phase 1 dose-escalation portion of the trial, children ages 5 to under 12 years received a two-dose schedule of 10 µg each, while children under age 5 received a lower 3 µg dose for each injection in the Phase 2/3 study. The trial enrolled children with or without prior evidence of SARS-CoV-2 infection. Data from the Phase 2/3 trial data in this age group showed a favorable safety profile, robust immune responses and a vaccine efficacy rate of 90.7% in participants without prior SARS-CoV-2 infection, measured from seven days after the second dose, during a period when Delta was the prevalent strain.

Based on scientific evidence shared by the companies, including results from the Phase 2/3 children cohort that included approximately 4,500 children 5 to under 12 years of age (2,268 from the original group and 2,379 from the supplemental safety group), BNT162b2 received the first FDA EUA for a COVID-19 vaccine in children ages 5 through 11 years of age and the EC also approved the administration of BNT162b2 in children 5 to under 12 years of age, making it the first COVID-19 vaccine authorized in the European Union in this population.

Following a routine review by the external independent Data Monitoring Committee (DMC), we and Pfizer decided to amend the clinical study in children 6 months to under 5 years of age. The study will now include evaluating a third dose of 3 µg at least two months after the second dose of the two-dose series to provide high levels of protection in this young age group. While the study is ongoing and remains blinded, a pre-specified immunogenicity analysis was conducted on a subset of the study population one month following the second dose. Compared to the 16- to 25-year-old population in which high efficacy was demonstrated, non-inferiority was met for the 6- to 24-month-old population, but not for the 2- to under 5-year-old population in this analysis. No safety concerns were identified and the 3 µg dose demonstrated a favorable safety profile in children 6 months to under 5 years of age. We and Pfizer believe a three-dose regimen may provide a higher level of protection in this age group. This is also supported by observations of three dose booster data in several other age groups that seem to meaningfully augment neutralizing antibody levels and real world vaccine protection for Omicron compared to the two dose regimen. The three dose protection data in children 6 months to under 5 years of age are expected to be available in early April 2022. The data will be submitted to the FDA and other regulators to support expansion of authorizations and approvals for this age group. We and Pfizer are also evaluating a third doses of the 10 µg formulation in children 5 to under 12 years of age.

Following a request from the FDA, we and Pfizer initiated a rolling submission seeking to amend the EUA to include children 6 months through 4 years of age in response to the urgent public health need in this population. The application was for authorization of the first two 3 µg doses of a planned three-dose primary series in this age group. Subsequently, we and Pfizer announced plans to extend the rolling submission. Data from the first two doses are being shared with the FDA and cases continue to accumulate and more data are being generated as rates of infection and illness remain high in this age group, especially given recent Omicron variant surge. The companies believe that waiting for the three-dose data is important as the companies believe three doses will provide a higher level of protection in this age group.

To ensure protection against COVID-19 in pregnant women we are conducting a global Phase 2/3 trial to evaluate the safety, tolerability and immunogenicity of BNT162b2 in preventing COVID-19 in healthy pregnant women 18 years of age and older. The study will also assess safety in infants of vaccinated pregnant women and the transfer of potentially protective antibodies to their infants.

In February 2022, the EU Product Information of COMIRNATY® was updated to include the use of the vaccine during pregnancy. A large amount of data from pregnant women vaccinated with BNT162b2 during the second or third trimester of their pregnancy has been analyzed and showed no increase in pregnancy complications. Although data in the first trimester of pregnancy are more limited, no increased risk of miscarriage was seen. The EU Product Information was also updated to include the use during breast-feeding. Data from women who were breast-feeding after vaccination have not shown a risk of adverse effects in breast-fed babies.

d) Formulation and Stability

Over the last year we have continued to further optimize our vaccine formulations as well as to improve storage and transport conditions to simplify access globally. The FDA and the EMA and other regulatory authorities worldwide have authorized the extension of the shelf-life of the COVID-19 vaccine from six to nine months when stored at -90oC to -60oC. Regulatory authorities worldwide have also approved that undiluted frozen vials of BNT162b2 may be transported and stored at conventional temperatures commonly found in pharmaceutical freezers (-25°C to -15°C or -13°F to 5°F) for a period of up to two weeks, and that thawed, undiluted vials may be transported and stored at fridge temperatures of 2°C to 8°C for up to one month (31 days).

The EC and the FDA have also authorized a new formulation of BNT162b2, that further simplifies vaccine handling. The new formulation also allows for longer storage, as vials can be stored for 10 weeks at refrigerator temperatures from 2°C to 8°C, and after first puncture, can be stored and transported at 2°C to 30°C and used within 12 hours. The new formulation was rolled out in November 2021 in the United States and in December 2021 in the EU. To date been deliveredto more than 50 countries.

e) Phase 2 Clinical Trial in China

Under our collaboration with Fosun, we are conducting a Phase 2 clinical trial of BNT162b2 in Jiangsu Province, China to assess the safety and immunogenicity of BNT162b2 and to support a future Biologic License Application in China.

2. Influenza Vaccine Program – BNT161

We are collaborating with Pfizer to develop an influenza vaccine based on our suite of mRNA platforms.

a. BNT161

On September 27, 2021, the first participants were dosed in a Phase 1 clinical trial to evaluate the safety, tolerability and immunogenicity of a single dose quadrivalent mRNA vaccine, BNT161, against influenza in healthy adults 65 to 85 years of age, with an FDA-approved standard quadrivalent influenza vaccine as a control. BNT161 encodes World Health Organization recommended strains. Data from the trial is expected in the first half of 2022.

b. saRNA influenza vaccine

We and Pfizer plan to start a clinical study to evaluate a self-amplifying mRNA, or saRNA, vaccine against influenza. This planned dose-finding study will evaluate the safety, tolerability, and immunogenicity of the saRNA vaccine against influenza in healthy adults 18 through 49 years of age.

3. Shingles Vaccine Program

In January 2022 Pfizer and BioNTech signed a new global agreement to develop the first mRNA-based shingles vaccine candidate. Under the terms of the agreement the companies will leverage a proprietary antigen technology identified by Pfizer’s scientists and our proprietary mRNA platform technology used in the companies’ COVID-19 vaccine. The goal is to develop an mRNA vaccine with a favorable safety profile and high efficacy, utilizing a scalable manufacturing technology to support global access. Clinical trials are planned to start in the second half of 2022.

4. Malaria Vaccine Program

We plan to develop an mRNA vaccine candidate to potentially prevent malaria and disease-associated mortality. We will assess multiple vaccine candidates featuring known targets such as circumsporozoite protein (CSP) as well as newly discovered antigens.

In 2019, according to the WHO, there were an estimated 229 million cases of malaria worldwide. The estimated number of malaria deaths stood at 409,000 in 2019. Children aged under 5 years are the most vulnerable group affected by malaria. In 2019, they accounted for 67% (274,000) of all malaria deaths worldwide. The WHO African Region carries a disproportionately high share of the global malaria burden. In 2019, 94% of malaria cases and deaths worldwide were reported on the African continent.

A clinical trial for an mRNA-based malaria vaccine is planned to start in the second half of 2022.

5. Tuberculosis Vaccine Program - BNT164

We have collaborated with the Bill and Melinda Gates Foundation since 2019 to develop vaccine candidates aimed at preventing tuberculosis infection and disease.

Tuberculosis is a worldwide leading cause of death due to an infectious disease, second only to COVID-19. In 2020, approximately 10 million people developed active tuberculosis and 1.3 million people died from this disease. The WHO estimates that 25% of the world’s population is latently infected with Mycobacterium tuberculosis, the bacteria responsible for the disease, and approximately 5 to 10% of infected individuals will develop tuberculosis disease.

There is still a high unmet medical need for a safe, effective, and durable vaccine to prevent the development and spread of pulmonary tuberculosis.

The collaboration will initially develop first mRNA vaccine candidates targeting tuberculosis.

A clinical trial for a tuberculosis vaccine candidate is planned to begin in the second half of 2022, just two years after the tuberculosis program was initiated.

6. HSV 2 Vaccine Program

We are developing an HSV 2 vaccine candidate under our pre-clinical collaboration with the University of Pennsylvania.

HSV 2 affects an estimated 491 million (13%) people aged 15–49 years worldwide (2016 data).

A clinical trial is planned to start in the second half of 2022.

7. Anti-bacterials

We acquired PhagoMed, a biotechnology company based in Vienna, Austria in October 2021. The acquisition expands our infectious disease toolkit into synthetic lysins, a new class of Precision Anti-bacterials, which we believe have potential to address a wide range of pathogens and also the global challenge of anti-microbial resistance.

The acquisition includes PhagoMed’s LysinBuilder technology, a proprietary in silico therapeutics platform designed to enable the rapid production of recombinant natural lysins which are optimized for potency, stability, and manufacturing yield.

8. Other Infectious Disease programs

We have a research collaboration with the University of Pennsylvania under which we have the exclusive option to develop and commercialize prophylactic mRNA immunotherapies for the treatment of up to 10 infectious disease indications.

Our infectious diseases portfolio also includes a HIV vaccine (in collaboration with the Bill & Melinda Gates foundation) and additional five undisclosed programs.

B. Oncology Programs

Our immuno-oncology strategy is based on pioneering approaches to modulate the immune response to treat cancer. We have multiple assets across different therapeutic classes with potential to tackle tumors using complementary strategies, either by targeting tumor cells directly, or by modulating the immune response against the tumor. Our oncology pillars include mRNA therapeutic vaccines, CAR-T immunotherapies, cell therapies, individualized neoantigen specific immunotherapies, RiboMabs, next-generation checkpoint immunomodulators, anti-tumor antibodies and small molecules. Many product candidates have the potential to be combined with other pipeline assets or previously approved therapies.

This diverse toolkit of different technologies and modes of action has potential to address a broad range of solid tumors in different disease stages, using both off-the-shelf and individualized approaches. We have assembled libraries of more than 300 proprietary or known shared antigens and has developed predictive algorithms capable of efficiently identifying multiple neoantigens on an individualized basis for any patient.

We drove strong clinical execution in 2021 with advancement of four immuno-oncology programs into randomized Phase 2 studies, and five first in human trial starts, bringing our clinical pipeline to a total of 16 product candidates in 20 ongoing clinical trials. Our clinical stage oncology pipeline now includes five randomized Phase 2 clinical trials: two FixVac programs (BNT111 and BNT113), two indications for the iNeST product candidate autogene cevumeran (BNT122, RO7198457), and the bispecific antibody checkpoint immunomodulator BNT311 (GEN1046). Also, a first-in-human trial was started in January 2022 for the first product candidate from our RiboMabs program, BNT141. We expect continued pipeline advancement and expansion in 2022.

1. mRNA Product Class in Oncology

a) FixVac

FixVac is our wholly owned, systemic, off-the-shelf mRNA-based cancer immunotherapy platform, from which we are developing several first-in-human and potential first-in-class product candidates. Our FixVac product candidates contain selected combinations of pharmacologically optimized uridine mRNA encoding known cancer-specific shared antigens. FixVac product candidates feature our proprietary immunogenic mRNA backbone and proprietary RNA-LPX delivery formulation for intravenous administration, which are designed to enhance stability and translation as well as trigger both innate and adaptive immune responses. FixVac product candidates may be of clinical utility in combination with anti-PD1 in patients with a lower mutational burden, including those who have already experienced checkpoint inhibitor (CPI) therapy.

i. BNT111: Our FixVac Cancer Immunotherapy for the Treatment of Advanced Melanoma

We are developing our mRNA-based FixVac product candidate BNT111 for the treatment of advanced melanoma in patients with metastatic tumors. We are currently studying BNT111 in an ongoing Phase 1 trial and we started a randomized Phase 2 clinical trial in June 2021.

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

Our BNT111 Clinical Trials

Ongoing Phase 2 Trial with anti-PD-1 Therapy

In June 2021 we dosed the first patient in a randomized Phase 2 trial for the treatment of patients with advanced melanoma progressing during or after prior therapy with a PD-1 inhibitor. The trial, which we are conducting in collaboration with Regeneron, is a global, three-arm Phase 2 trial evaluating BNT111 in combination with cemiplimab (Regeneron and Sanofi’s Libtayo®), versus both agents as monotherapy, in 180 patients with anti-PD-1-refractory/relapsed unresectable Stage III or IV melanoma. The primary endpoint is overall response rate in the BNT111 plus cemiplimab arm.

In 2021, BNT111 received two FDA designations. In November 2021, the FDA granted Fast Track Designation for BNT111 in combination with cemiplimab in patients with anti-PD-1-refractory/relapsed, unresectable Stage III or IV melanoma. In September 2021, the FDA granted Orphan Drug Designation for the treatment of stage IIB through IV melanoma.

Melanoma remains one of the deadliest types of skin cancer with a 5-year survival for Stage IV metastatic disease of only 22.5%. In the refractory or relapsed setting, survival can be as short as six months depending on risk factors. Up to 50% of patients progress after treatment with checkpoint inhibitors.

Trial design of BNT111 Global Phase 2 Clinical Trial in Anti-PD-1 Relapsed/Refractory Melanoma Patients

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

November 2021 Data update from BNT111 Lipo-MERIT Trial

At SITC 2021, we presented additional data from the ongoing Phase 1 trial evaluating the safety and tolerability of BNT111 in patients with advanced melanoma with a focus on patients who had no evidence of disease (NED) who received BNT111 as monotherapy for 8 vaccinations. Overall, data demonstrated a favorable safety profile for BNT111, with similar safety in patients with evidence of disease (ED) and NED. Most treatment-related adverse events were pyrexia, followed by mostly mild-to-moderate flu-like systems. Overall, the rate of serious adverse events was low.

As of May 24, 2021, a T-cell response against at least one tumor associated antigen (TAA) was observed by post in vitro stimulation (IVS) ELISpot analyses in all 15 patients (9 ED patients and 6 NED patients) with available samples. A robust BNT111-induced T-cell responses as detected by ex vivo ELISpot was demonstrated in 14 of 22 (64%) patients with ED and 19 of 28 (68%) patients with NED against at least one tumor-associated antigen. A substantial proportion of patients presented de novo T-cell responses present only after vaccination. The median disease-free survival of patients with no evidence of disease was 34.8 months, highlighting that BNT111 monotherapy shows promising signals of prolonged disease control in patients with no evidence of disease.

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

Our BNT112 Clinical Trials

Ongoing Phase 1/2 Clinical Trial (PRO-MERIT)

PRO-MERIT is a first-in-human, dose titration and expansion trial to evaluate safety, immunogenicity and preliminary efficacy of BNT112 monotherapy and in combination with cemiplimab in patients with prostate cancer. The study is a Phase 1/2, open-label, multicenter trial for localized and metastatic castration resistant prostate cancer patients (mCRPC) and patients with high-risk, localized prostate cancer (LPC) eligible for treatment with androgen deprivation therapy (ADT) followed by radical prostatectomy. The Phase 1/2 trial consists of two parts: dose titration (Part 1) and dose expansion (Part 2). The trial started end of 2019. In January 2021 we enrolled the first patient in the expansion part of the trial.

The primary objectives of this study are to establish the safety and tolerability profile of BNT112 monotherapy or in combination with cemiplimab (Parts 1 and 2), and to evaluate preliminary anti-tumor activity of BNT112 monotherapy and in combination with cemiplimab in patients with mCRPC based on ORR (Part 2). The secondary objectives of the trial are to examine the immunogenicity of BNT112 alone or in combination with cemiplimab, to evaluate anti-tumor activity based on levels of PSA, and to evaluate preliminary anti-tumor activity of BNT112 monotherapy and in combination with cemiplimab in patients with mCRPC based on ORR (Part 1) and in patients with newly diagnosed LPC.

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

November 2021 Data update from BNT112 PRO-MERIT Trial

At SITC 2021, we presented data from the ongoing Phase 1/2 trial of BNT112 as a monotherapy and in combination with cemiplimab in patients with metastatic castration-resistant prostate cancer (mCRPC). As of June 2021, nine patients were treated with BNT112 monotherapy in Part 1, and five patients were treated in Part 2, in which patients received BNT112 only or in combination with cemiplimab. Overall, most adverse events that occurred in part 1 were mild or moderate. There were two instances of grade 3 hypertension leading to dose reductions; both patients recovered within 24 hours and these events did not meet the criteria of dose-limiting toxicities. All reported serious adverse events in part 1 were considered unrelated to BNT112. No safety signals or concerns were identified in part 1 or the ongoing part 2.

Additionally, data suggest that BNT112 induces robust immune responses, as de novo induction and expansion of pre-existing antigen-specific T-cell responses was observed in all patients with available Post-IVS-ELISpot. The data also demonstrated that all five tumor-associated antigens were immunogenic and T cell responses to each antigen were identified in at least 2 patients. Two patients with late-stage cancer treated with BNT112 monotherapy had decreases in prostate-specific antigen, a well-known prostate cancer biomarker. In summary, these data suggest that BNT112 has a tolerable safety profile with first signal of activity in patients with advanced prostate cancer.

iii. BNT113: Our FixVac Cancer Immunotherapy for the Treatment of HPV16+ Head and Neck Cancer

We are developing BNT113 for the treatment of HPV+ head and neck cancer.

Our BNT113 Clinical Trials

Ongoing BNT113 Phase 2 Trial

In July 2021 we dosed the first patient in an open-label, controlled, multi-site, interventional, 2-arm, Phase 2 trial evaluating BNT113 in combination with pembrolizumab versus pembrolizumab monotherapy as a first-line treatment in patients with unresectable recurrent or metastatic HPV16+ PDL1+ head and neck squamous cell carcinoma (HNSCC) expressing PD-L1. The trial is being conducted in the United States and the EU,

BNT113 has not previously been combined with anti-PD1 therapy, and the Phase 2 trial will start with a run-in portion (Part A) designed to demonstrate the safety of the combination of BNT113 and pembrolizumab. The trial will be advanced to Part B after safety and recommended Phase 2 dosage has been confirmed (after approximately 12 to 18 patients have completed one cycle in Part A).

Part B is planned to enroll a total of 267 patients. Primary endpoints include overall survival and objective response rate. Secondary endpoints include progression free survival, durable complete responses, duration of response, patient reported outcomes and quality of life measures.

HPV-associated cancers are increasing, with HPV16+ HNSCC typically occurring in younger people. Most patients with HPV16+ HNSCC are diagnosed at more advanced clinical stages. BioNTech sees a significant opportunity to improve the treatment landscape with BNT113 given that it has the potential to augment clinical responses in patients being treated with checkpoint inhibitors.

Trial design of BNT113 Phase 2 trial in HPV16+ and PD-L1+ HNSCC

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

Our BNT114 Clinical Trial

Phase 1 Clinical Trial (BNT114 monotherapy and in combination with our neoantigen vaccine)

In 2021 we completed the main study phase of an international, multi-center, open-label, three-arm Phase 1 study of BNT114 as a monotherapy and in combination with our individualized neoantigen specific immunotherapy in TNBC patients who had previously received the standard of care therapy (i.e., surgery, chemotherapy and/or radiotherapy).

Patients in the first arm receive BNT114, patients in the second arm receive a combination of optional BNT114 followed by individualized neoantigen specific immunotherapy and patients in the third arm receive BNT114 in combination with RNA-LPX encoding tetanus-toxoid-derived helper epitopes.

The trial results were summarized in a clinical trial report. A long-term follow-up period is ongoing until 2023 for patients receiving the individualized neoantigen specific vaccine only. Treatment with an on demand manufactured BNT114-vaccine was feasible in terms of timelines, logistics, and patient burden in a standard clinical healthcare setting. Main study data demonstrated that treatment with BNT114 had an acceptable safety and tolerability profile, which was in line with the known mode of action and was accompanied by transient increases in cytokine levels.

v. BNT115: Our FixVac Cancer Immunotherapy for the Treatment of Ovarian Cancer

We are developing BNT115 for the treatment of ovarian cancer. BNT115 is currently being studied in an ongoing investigator-initiated and -sponsored Phase 1 trial.

Our BNT115 Targets

BNT115 is designed to elicit an immune response to selected antigens that are found in epithelial ovarian cancers.

Our BNT115 Clinical Trial

Ongoing Phase 1 Trial (Investigator-Initiated and Sponsored)

BNT115 is being studied in an investigator-initiated and -sponsored, first-in-human, open label, Phase 1 dose escalation trial in 10 evaluable ovarian cancer patients eligible for standard-of-care treatment with (neo-) adjuvant chemotherapy. Eight doses of BNT115 will be administered prior to and in combination with the (neo-) adjuvant chemotherapy to induce an anti-tumor immune response. Systemic induction and/or expansion of BNT115 vaccine antigen-specific T cells, as well as intratumoral T cell infiltration, will be analyzed. The trial is currently recruiting.

vi. BNT116 : Our FixVac Cancer Immunotherapy for the Treatment of Non-small Cell Lung Cancer

We are developing BNT116 for the treatment of non-small cell lung cancer.

In March 2022, we announced the expansion of our strategic collaboration with Regeneron. Under the agreement, the combination of BNT116 and Libtayo is expected to be advanced into clinical development for the treatment of advanced NSCLC. We and Regeneron will jointly conduct trials to evaluate the combination in different patient populations.

Our BNT116 Targets

BNT116 is designed to elicit an immune response to 6 tumor- associated antigens that cover up to 100% of patients in all major histologic subtypes of Non-small cell lung cancer.

Our BNT116 Clinical Trial

Planned Phase 1 Trial

We expect to start a first-in-human clinical trial to evaluate the safety, tolerability and preliminary efficacy of BNT116 alone and in combination with Libtayo in patients with advanced non-small cell lung cancer in the second half of 2022.

b) Individualized Neoantigen Specific Immunotherapy (iNeST)

iNeSTs are individualized cancer immunotherapies that target specific neoantigens that are present on a patient’s tumor. Our iNeST immunotherapies contain pharmacologically optimized uridine mRNA encoding up to 20 patient-specific neoantigens, delivered in our proprietary RNA-LPX formulation. Individual mRNA cancer vaccines use the patient’s own tumor mutations to generate neoantigen specific CD4 and CD8 T cell responses in vivo. BioNTech believes this modality is well-suited for use in early-stage cancers and in the adjuvant setting. We are developing our iNeST autogene cevumeran in collaboration with Genentech.

i. Autogene cevumeran (BNT122): Our iNeST Cancer Immunotherapy for Multiple Potential Indications

We and our collaborator Genentech are developing autogene cevumeran (BNT122) for the treatment of metastatic cancers. We are currently conducting a randomized Phase 2 trial of autogene cevumeran in collaboration with Genentech in first-line melanoma in combination with pembrolizumab. In collaboration with Genentech, we are also studying autogene cevumeran as a monotherapy and in combination with atezolizumab in a Phase 1a/1b study of patients with locally advanced or metastatic solid tumors (including melanoma, non-small cell lung cancer, bladder cancer as well as other solid tumors). We are now moving into the adjuvant treatment space with a randomized Phase 2 trial in colorectal cancer patients, for which we announced first patient dosed in October 2021.

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

Our autogene cevumeran (BNT122) Clinical Trials

Ongoing Phase 2 Clinical Trial (First-line melanoma with pembrolizumab)

We and Genentech are investigating the safety and efficacy of autogene cevumeran (BNT122) in 126 patients with previously untreated metastatic melanoma in a Phase 2, open-label, multi-center, randomized clinical trial. Patients in the experimental arm will receive pembrolizumab by intravenous infusion every three weeks, plus a selected dose of autogene cevumeran at defined intervals. Patients in the active comparator arm will receive 200mg of pembrolizumab by intravenous infusion every three weeks. Patients in the comparator arm experiencing confirmed disease progression will be permitted to cross over to combination therapy with autogene cevumeran The primary endpoint is progression-free survival (PFS) of patients treated with autogene cevumeran compared with patients receiving pembrolizumab alone, according to RECIST v1.1. Secondary endpoints include objective response rate (ORR), overall survival (OS), duration of response (DOR) and safety.

We expect a data update in the second half of 2022.

Ongoing Phase 2 Trial in adjuvant colorectal cancer

In October 2021, the first patient was dosed in a randomized, multi-site, open-label Phase 2 trial in the adjuvant treatment of circulating tumor DNA (ctDNA) positive, surgically resected Stage II (high risk)/Stage III colorectal cancer. The trial plans to enroll about 200 patients to evaluate the efficacy of autogene cevumeran compared to watchful waiting after surgery and chemotherapy, the current standard of care for these high-risk patients. The primary endpoint for the study is disease-free survival (DFS). Secondary objectives include overall survival (OS) and safety. The trial has been initiated in the United States, Germany, Spain and Belgium.

The medical need for novel therapies to treat colorectal cancer, as the second deadliest cancer worldwide, remains high. The current standard of care in this indication is watchful waiting to see if tumors recur after removal of the primary tumor and adjuvant chemotherapy. A proportion of these patients are expected to have a recurrence of their tumor within 2-3 years after their surgery. For this clinical trial, patients at high risk for recurrence will be selected with a highly sensitive blood test detecting circulating tumor DNA (ctDNA).

Patients with resected stage II high-risk / stage III CRC post surgery
FPD in October 2021
patients in biomarker cohort skip screening
Biomarker Cohort: BNT122
irrespective of ctDNA status
n = 15
Adjuvant SOC chemotherapy:
12 - 24 weeks
Screening 1:
ctDNA status
Screening 2:
neoantigen selection for vaccine manufacture
iNeST Manufacturing
≤ 20 neoepitopes
Screening 3:
final eligibility
Exploratory Cohort: BNT122
recurrent disease at screening 3
n ≤ 20
R
1:1
n = 166
Treatment Arm: BNT122
15 doses (6x q1w, 2x q2w, 7x q6w
Observational Arm
watchful waiting

Trial design of Autogene cevumeran (BNT122) Phase 2 Clinical Trial in Adjuvant Colorectal Cancer

Phase 1 Clinical Trial

In 2021 we completed enrollment in the Phase 1a (monotherapy)/1b (in combination with atezolizumab) trial of Autogene Cevumeran. The trial was a non-registrational, signal seeking study in patients with locally advanced or metastatic solid tumors, including patients with melanoma, non-small cell lung cancer, bladder cancer, colorectal cancer, TNBC, renal cancer, head and neck cancer and sarcomas as well as other solid tumors. The study was designed to enroll both patients with and without prior checkpoint inhibitor regimens.

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

June 2020 Monotherapy Data Update Phase 1a/basket trial

At the 2020 AACR conference, we presented data from monotherapy dose-finding cohorts of our autogene cevumeran phase 1 trial in multiple solid tumors in which autogene cevumeran was observed to have a manageable safety profile and induced strong neoantigen-specific immune responses in patients with low and intermediate mutational load tumor types. This data related to 31 patients enrolled in cohorts with doses ranging from 25-100µg. Most patients enrolled had a low level of PD-L1 expression in the tumor. The majority of adverse events were Grade 1 or Grade 2 and included infusion related reaction (IRR), fatigue, cytokine release syndrome (CRS), nausea, and diarrhea. A single dose-limiting toxicity of Grade 3 CRS occurred at the 100µg dose level. None of the patients discontinued autogene cevumeran due to AEs. Ex vivo T cell responses were detected in approximately 86% of patients treated with autogene cevumeran as a monotherapy T cells against multiple neoantigens were detected in post-treatment tumor biopsies. Of 26 patients with tumor assessment, one patient with gastric cancer and metastatic liver lesions had a durable best response of confirmed complete response and remained on study after 1.5 years (3.8%) and 12 patients had stable disease (46.2%).

June 2020 Combination Therapy Data Update Phase 1b/basket trial

At AACR conference 2020, we presented data from 142 patients enrolled in cohorts with doses ranging from 15µg to 50µg of autogene cevumeran in combination with 1200mg atezolizumab. The most common tumor types enrolled were NSCLC, TNBC, melanoma and colorectal cancer with a median of three lines of prior therapies (range 1-11). The patient population included both CPI experienced and inexperienced patients, and most patients enrolled had low level of PD-L1 expression in the tumor. The majority of adverse events were Grade 1 or Grade 2 including infusion related reaction (IRR), fatigue, nausea, cytokine release syndrome (CRS) and diarrhea. There were no dose limiting toxicities. Eight patients (5.6%) discontinued due to AEs related to study drugs. Autogene cevumeran induced a self-limiting increase of pro-inflammatory cytokines with each dose, consistent with the TLR agonist activity of RNA. Ex vivo T cell responses were observed in peripheral blood in 46 out of 63 (73%) patients. Induction of up to 5.7% MHC multimer-stained CD8+ T-cells with effector memory phenotype was observed in the peripheral blood. T cells against multiple neoantigens were detected in post-treatment tumor biopsies. One of 108 patients with tumor assessment had a complete response as their best response (0.9%), 8 patients had partial responses (7.4%), and 53 patients had stable disease (49.1%).

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

c) Intratumoral Immunotherapy

We, in collaboration with Sanofi, are developing intratumoral immunotherapies utilizing our proprietary mRNA technology. These immunotherapies are designed to be administered directly into the tumor in order to alter the tumor microenvironment and enhance the immune system’s ability to recognize and fight cancer cells within the tumor (proximal) as well as in other non-injected tumor sites (distal).

i. SAR441000 (BNT131): Our Initial Intratumoral Immunotherapy for the Treatment of Solid Tumors

In a collaboration with Sanofi, we are developing SAR441000 (BNT131) as a novel intratumoral immunotherapy for the treatment of solid tumors. SAR441000 (BNT131) consists of modified mRNAs encoding for immunomodulatory cytokines and is directly injected into the tumor sites. In the tumor, the cytokine encoding mRNAs are expected to be taken up by tumor and other resident cells and translated into functional cytokine proteins which are expected to be capable to modulate the tumor microenvironment. SAR441000 (BNT131) is being studied in a Sanofi-sponsored Phase 1 clinical trial as monotherapy and in combination with an anti-PD-1 checkpoint inhibitor in patients with advanced solid tumors.

Our SAR441000 (BNT131) Targets

SAR441000 (BNT131) comprises four mRNAs encoding the cytokines IL-12sc, IL-15sushi, IFN-α and GM-CSF, that we have identified as mediators of tumor regression across different murine tumor models. By expressing these cytokines in the tumor microenvironment, the immune system may more easily recognize and fight cancer cells. Combining the cytokine encoding mRNAs with checkpoint inhibitors enhanced antitumor responses in both injected and non-injected tumors, thereby improving survival and tumor regression in mice.

Our SAR441000 (BNT131) Clinical Trials

Ongoing Phase 1 Clinical Trial

Sanofi, in collaboration with us, commenced a first-in-human, multi-center, open-label, Phase 1, dose escalation and expansion trial to evaluate the safety, pharmacokinetics, pharmacodynamics and anti-tumor activity of SAR441000 (BNT131) administered intratumorally as monotherapy and in combination with cemiplimab. In this trial, up to 231 patients with certain advanced solid tumors may be enrolled.

In this trial, eligible patients are treated with weekly intratumoral administration of SAR441000 (BNT131) in the monotherapy arm or in combination with a fixed dose of 350 mg cemiplimab q3wks in the combination arm. Blood samples and tumor biopsies are collected to characterize the pharmacokinetic/pharmacodynamic profile of SAR441000 (BNT131), immune cell tumor infiltration and the presence of tumor proinflammatory signatures.

Interim data presented at SITC 2020

As of July 2020, 17 patients across various solid tumor types had received SAR441000 (BNT131) as a monotherapy at varying dose levels. Six patients received SAR441000 (BNT131) in combination therapy. No dose limited toxicities were observed, and no grade three, four, or five adverse events related to study treatment were reported. Adverse events related to study treatment in two or more patients in both treatment groups combined were nonserious CTCAE grade 1 or 2 fatigue, vomiting, nausea, local injection site reaction, chills, diarrhea, and rash. In some patients, increases in plasma IP10 and IFN gamma and CD8+ T cell infiltration were observed in tumor biopsies.

d) RiboMabs

Our RiboMab product candidates, BNT141 and BNT142, encode cancer cell targeting antibodies. These product candidates leverage our proprietary optimized mRNA technology combining nucleoside modifications to minimize immunogenicity and modifications in the mRNA backbone to maximize protein expression. RiboMab product candidates are formulated using liver-targeting LNPs for intravenous delivery. RiboMabs potentially address the limitations of recombinant antibodies, including costly manufacturing processes and unfavorable pharmacokinetics, such as short plasma half-life.

i. BNT141: Our Initial RiboMab for the Treatment of Solid Tumors

BNT141 is our RiboMab product candidate for the treatment of solid tumors. BNT141 encodes an IgG antibody which upon injection is secreted into the bloodstream.

Our BNT141 Targets

BNT141 is designed to target Claudin-18.2, an antigen found in multiple epithelial solid tumors, including gastric and pancreatic cancers.

Our BNT141 Clinical Trial

Ongoing Phase 1 trial

We dosed the first patient in January 2022 in an open-label, multi-site, Phase 1/2 dose escalation, safety, and pharmacokinetic trial of BNT141 followed by expansion cohorts in patients with CLDN18.2-positive tumors.

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

Our BNT142 Targets

BNT142 is designed to encode bispecific antibodies that target CD3, a T cell receptor component that plays a key role in the activation of T cells, and CLDN6, a highly specific oncofetal cell surface antigen that is found in solid tumors, but not in normal cells.

Planned BNT142 Clinical Trial

We expect to start a first-in-human Phase 1 clinical trial for BNT142 in the first half of 2022.

e) RiboCytokines

Our RiboCytokine product candidates BNT151 and BNT152+BNT153 are nucleoside-modified mRNAs encoding human cytokines fused to human serum albumin. The modified mRNA is formulated with liver-targeting LNP for intravenous delivery

Our RiboCytokine product candidates are designed to address the limitations of recombinantly expressed cytokines, including limited serum half-life and production costs. We are developing RiboCytokines to be used primarily in combination with other drugs, including our other pipeline candidates.

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

Our BNT151 Clinical Trials

Ongoing Phase 1/2 trial

We dosed the first patient in February 2021 in an open-label, multicenter Phase 1/2 trial. The trial evaluates dose escalation, safety, pharmacokinetics and pharmacodynamics of BNT151 with expansion cohorts in multiple solid tumor indications, including head and neck squamous cell carcinoma (HNSCC), hepatocellular carcinoma (HCC), renal cell cancer (RCC), non-small cell lung cancer (NSCLC), and triple-negative breast cancer (TNBC). The monotherapy dose escalation will enroll patients with tumors that are metastatic or unresectable with no available standard therapy likely to confer clinical benefit. The trial also plans to implement a biomarker expansion cohort with longitudinal biopsies with the goal to identify ideal drug combination partners

In the combined treatment dose escalation, patients with different solid tumors will be enrolled and treated with BNT151 and the respective standard of care. Part 2B is the expansion phase where a predefined number of patients in each indication cohort will be treated with the confirmed recommended Phase 2 dose of BNT151 in combination with respective standard of care treatment.

ii. BNT152+BNT153: Our Second RiboCytokine for the Treatment of Solid Tumors

We are developing our RiboCytokine product candidate BNT152+BNT153 for the treatment of solid tumors. BNT152 encodes IL-7 and BNT153 encodes IL-2.

Our BNT152+BNT153 Clinical Trials

Ongoing Phase 1 Trial of BNT152+153

In June 2021 we dosed the first patient in an open-label, multisite Phase 1 dose escalation trial, which will evaluate the safety, pharmacokinetics and pharmacodynamics, and preliminary anti-tumor activity of BNT152+BNT153. The clinical trial will enroll approximately 72 patients with various solid tumors that are metastatic or unresectable for whom there is no available standard therapy likely to confer clinical benefit, or patients who are not candidates for such available therapy.

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

This trial also plans to implement biomarker expansion cohorts after BNT153 and/or BNT152 dose escalation is completed. The objective of the cohorts is to observe pharmacodynamics activity and drug induced changes in the blood and tumor. Up to 20 patients will be enrolled in each cohort.

Part 2 will start once Part 1 is completed, i.e., when dose escalations for both BNT152 and BNT153 monotherapy are completed, and will evaluate the combination treatment of BNT152 and BNT153.

2. Oncology Cell Therapy Product Candidates

a) CAR-T

We are advancing multiple CAR-T product candidates, the most advanced of which, BNT211, is targeting the novel and highly specific target CLDN6+ in solid tumors. We plan to use our initial CAR-T cell product candidates in combination with a FixVac immunotherapy, a CAR-T cell-Amplifying RNA Vaccine, in short: CARVac, that encodes the antigen CLDN6 the CAR-T cells are targeting. The RNA vaccine selectively targets dendritic cells, which leads to uptake, antigen expression and maturation of the dendritic cells. The co-stimulation provided by dendritic cell maturation has been shown in preclinical studies to amplify and expand CAR-T cells in vivo, leading to increased persistence of the CAR-T.

i. BNT211: Our CAR-T Cell Therapy for the Treatment of CLDN6+ Solid Tumors

BNT211 is our CAR-T cell therapy for the treatment of CLDN6+ solid tumors. BNT211 targets CLDN6+ solid tumors in combination with a CAR-T cell-Amplifying RNA Vaccine, or CARVac, encoding the antigen CLDN6. Claudin-6 CAR-T cells are equipped with a second-generation chimeric antigen receptor of high sensitivity and specificity for the tumor-specific carcino-embryonal antigen Claudin-6. CARVac drives in vivo expansion of transferred CAR-T cells, increasing their persistence and efficacy. BNT211 is designed to overcome CAR-T cell therapy limitations in patients with solid tumors.

Our BNT211 Target

BNT211 targets Claudin 6, or CLDN6, a highly specific oncofetal cell surface antigen that is found in multiple cancers, including ovarian, testicular and lung cancers, but not in normal cells.

Ongoing Phase 1/2 Clinical Trial

We started a Phase 1/2 open-label, multi-center dose escalation and dose expansion basket trial of BNT211 with or without a CLDN6 CARVac immunotherapy with first patient dosed with BNT211 in February 2021. We are enrolling patients with CLDN6-positive relapsed or refractory advanced solid tumors, including ovarian and testicular cancers. The trial assesses CLDN6 CAR-T cell immunotherapy in combination with a CLDN6 RNA vaccine for improved expansion and persistence of CAR-T cells (CARVac). The primary outcome measure of the trial will be safety, with secondary efficacy outcome measures to include objective response rate, disease control rate and duration of response. Part 1 is the dose escalation with CLDN6 CAR-T cell therapy after lymphodepletion, followed by part 2 dose escalation that combines CLDN6 CAR-T cell therapy plus CLDN6 RNA-LPX vaccination. Within the Phase 1 trial, we will introduce a change to the manufacturing process providing for a high degree of automation.

We expect a data update in the second half of 2022.

December 2021 Data update from BNT211 Phase 1/2 Trial

At ESMO-IO 2021, we presented a data update from the Phase 1/2 trial. As of November 18, 2021, 15 patients have been treated, including patients with testicular, ovarian, endometrial, fallopian tube cancers and sarcoma. 9 received CAR-T cell monotherapy and 5 CAR-T cells plus CARVac vaccine combination therapy. Overall, the safety profile for Claudin-6 CAR-T cells as monotherapy or combined with CARVac continued to be tolerable at the dose levels evaluated. Only one dose-limiting toxicity (DLT) occurred. The observed DLT was prolonged pancytopenia after lymphodepletion. To avoid pancytopenia in patients with history of high-dose chemotherapy a cohort without lymphodepletion chemotherapy has been opened. 13 patients had adverse events of grade three or higher which were suspected to be related to treatment and which were mainly caused by lymphodepletion or were asymptomatic enzyme elevations. Cytokine release syndrome (CRS) was observed in four patients in the monotherapy treatment arm and three patients in the combination treatment arm. CRS cases were all grade one or grade two, accompanied by IL-6 elevation, and manageable with tocilizumab if needed. Patients receiving CARVac in the combination therapy arm had transient flu-like symptoms that resolved within 24 hours. Robust engraftment of CAR-T cells resulting in a total amount of around 109 CAR-T cells was achieved in most patients and suggests the potential for clinical activity. 9 of 10 patients evaluable for efficacy assessment showed initial disease control including 4 partial responses and 5 stable disease cases, of which four showed signs of clinical activity with shrinkage of target lesions.

ESMO-IO 2021/BNT211 Phase 1/2: CAR-T Engraftment and Tolerable Safety Profile with CLDN6 CAR-T without (Part 1) and with (Part 2) CARVac

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

Our BNT221 (NEO-PTC-01) Target

BNT221 (NEO-PTC-01) is a personal neoantigen-targeted T cell therapy candidate derived from patients’ peripheral blood cells. The product consists of multiple CD8+ and CD4+ T cell populations targeting multiple selected neoantigens from each patient`s tumor.

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

Ongoing Phase 1 Clinical Trial

In April 2021, the first patient was dosed in a first-in-human Phase 1 dose escalation trial evaluating BNT221 (NEO-PTC-01) in patients with checkpoint inhibitor unresponsive or refractory metastatic melanoma. Part 1 of the trial consists of a monotherapy dose escalation of BNT221 (NEO-PTC-01). In Part 2, BNT221 (NEO-PTC-01) will be dosed in combination with anti-PD-1 therapy after first-line treatment. Major objectives of this study include evaluation of the safety and feasibility of administering BNT221 (NEO-PTC-01), as well as evaluations of immunogenicity and preliminary efficacy.

Based on data from the first in human trial, we will decide how to best proceed with further clinical development of BNT221 (NEO-PTC-01), including expanding to other tumor types and potential development in the United States.

3. Antibody Product Candidates in Oncology

a) Next-Generation Checkpoint Immunomodulators

In our 50:50 collaboration program with Genmab, we are currently studying two bispecific antibody checkpoint immunomodulators. Our Next Generation Immunomodulators are designed to prime and activate anti-tumor T-cell and Natural Killer cell function.

i. GEN1046 (BNT311): Our Jointly Owned DuoBody® PD-L1x4-1BB Bispecific Antibody for the Treatment of Solid Tumors

GEN1046 (BNT311), our jointly owned PD-L1x4-1BB product candidate, is a potential first-in-class bispecific antibody combining PD-L1 checkpoint inhibition with 4-1BB checkpoint activation. A Phase 1/2 trial of GEN1046 (BNT311) for the treatment of malignant solid tumors is ongoing. In December 2021 we dosed the first patient in a randomized Phase 2 trial of BNT311 as monotherapy and in combination with pembrolizumab in patients with recurrent/refractory metastatic non-small cell lung cancer.

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

GEN1046 (BNT311) Trials

Ongoing Phase 2 Trial in metastatic NSCLC

In December 2021 the first patient was dosed in a Phase 2, multicenter, randomized, open-label trial of GEN1046 (BNT311) as monotherapy and in combination with anti-cancer therapy in subjects with relapsed/refractory metastatic Non-Small Cell Lung Cancer after treatment with Standard of Care therapy with an immune checkpoint inhibitor. This three-arm trial is expected to enroll up to 132 patients with histologically or cytologically confirmed diagnosis of Stage 4 Non-Small Cell Lung Cancer with at least 1 prior line of systemic therapy containing an anti-PD-1/PD-L1 monoclonal antibody and that has progressed. Another inclusion criterion is tumor PD-L1 expression of tumor proportion score (TPS) ≥1%. The primary endpoint is objective response rate (ORR) according to RECIST v1.1. Secondary endpoints include duration of response (DOR), time to response, progression free survival (PFS), overall survival (OS), and safety.

Lung cancer is the 2nd most common cancer and leading cause of cancer death, with an estimated nearly 2.1 million new cases diagnosed in 2018, resulting in an estimated 1.8 million deaths worldwide (Bray et al., 2018). Non-Small Cell Lung Cancer (NSCLC) represents approximately 85% of lung cancers and includes adenocarcinomas (50%), squamous cell carcinomas (20%) and large cell carcinomas (10%). Refractory/Relapsed NSCLC after treatment with checkpoint inhibitors has a particularly poor prognosis with an estimated PFS of less than 6 months and OS of less than 1 year. Despite the success of CPIs in NSCLC, the majority of patients eventually fails to respond to CPI therapy due to evolution of primary or secondary resistance.

Trial design of BNT311 Phase 2 trial in R/R metastatic NSCLC

Ongoing Phase 1/2 Clinical Trial

The ongoing Phase 1/2, open-label, single-arm GEN1046 (BNT311) trial with multiple expansion cohorts, conducted in collaboration with Genmab, is expected to enroll approximately 192 patients with malignant solid tumors. The trial consists of a dose escalation part and an expansion part. The dose escalation part will determine the safety profile of GEN1046 (BNT311) in patients with certain relapsed or refractory, advanced and/or metastatic malignant solid tumors who are no longer candidates for standard therapy. The expansion part will be initiated once the recommended expansion dose has been established. In the expansion part, GEN1046 (BNT311) will be administered intravenously once every 21 days. The primary endpoints of the trial are dose-limiting toxicities, adverse events and safety laboratory parameters, including hematology, biochemistry, coagulation and endocrinology.

Dose escalation has been finalized and ten expansion cohorts are currently ongoing, including patients with NSCLC, TNBC, urothelial cancer, SCCHN and cervical cancer. The expansion phase 2 dose is 100 mg Q3W. .

Interim data from the Phase 1/2 trial of GEN1046 (BNT311) (DuoBody-PD-L1x4-1BB) in 61 heavily pretreated patients with advanced solid tumors was presented at SITC 2020. In the dose escalation phase, GEN1046 (BNT311) demonstrated a manageable safety profile and encouraging early single-agent clinical activity. Most adverse events were mild to moderate and treatment-related Grade 3 transaminase elevations resolved with corticosteroids. No treatment-related bilirubin increases or Grade 4 transaminase elevations were observed. Clinical benefit was observed across tumor types and dose levels, including in patients resistant to prior immunotherapy and with tumor types less sensitive to immune checkpoint inhibitors. Disease control was achieved in 65.6% of patients in the dose escalation portion, including partial responses in one TNBC patient, one ovarian cancer patient and two immune checkpoint inhibitor pre-treated NSCLC patients. In the expansion cohort, which includes patients with PD-L1 relapsed/refractory NSCLC, two of 12 patients that could be objectively assessed achieved confirmed single-agent partial responses. One patient had an unconfirmed partial response and four patients demonstrated stable disease. The data were published in the journal Cancer Discovery.

November 2021 Data update from BNT311 Phase 1/2 Trial

At SITC 2021, we presented updated data from the ongoing Phase 1/2 trial. As of September 21, 2021, 80 patients were included in the analysis. BNT311 elicited pharmacodynamic effects consistent with its proposed mechanism of action. The data demonstrated induction of IFN-γ and expansion of CD8+ effector memory T cells & activated NK. In addition, relationships between disease control and PD-L1 tumoral expression, as well as time from last prior anti-PD-1 therapy were observed. Patients with tumor reduction had mainly PD-L1 positive tumors. A tumor reduction was observed in seven of eleven patients with PD-L1 positive tumors.

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

GEN1042 (BNT312) Trials

Ongoing Phase 1/2 Clinical Trial

A Phase 1/2 dose-escalation trial with expansion cohorts evaluating safety and anti-tumor activity of GEN1042 (BNT312) in patients with solid tumors is ongoing. A monotherapy expansion cohort is recruiting patients with advanced or metastatic melanoma after treatment with standard of care. GEN1042 (BNT312) is also being explored in combination with other anti-cancer therapies in subjects with advanced or metastatic melanoma, non-small cell lung cancer, head and neck cancer, and pancreatic cancer with no prior systemic therapy. Expansion cohorts in melanoma, NSCLC, pancreatic and head and neck carcinoma are actively recruiting.

November 2021 Data update from GEN1042 (BNT312) Phase 1/2 Trial

At SITC 2021, we presented data from the dose escalation part of the ongoing Phase 1/2 trial. As of August 27, 2021, 50 patients have received GEN1042 (BNT312) monotherapy in the dose-escalation part. Overall, the data demonstrated a favorable safety profile in patients with advanced solid tumors, as well as biologic and early antitumor activity. The maximum tolerated dose was not reached, and treatment-related adverse events were mostly mild-to-moderate. Increases in peripheral monocyte and dendritic cell cytokines and also increased levels of CD8+ and effector memory T cells were observed, suggesting biological activity that is consistent with the proposed mechanism of action for GEN1042 (BNT312). Disease control was achieved in 25 of 50 (50%) patients, including two confirmed partial responses per RECIST1.1 in melanoma and neuroendocrine lung cancer.

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

Ongoing Phase 1/2 Trial

A phase 1/2, first-in-human, open-label, dose-escalation trial with expansion cohorts evaluates safety, PK, PD, and preliminary efficacy of BNT411 as a monotherapy in patients with solid tumors and in combination with atezolizumab, carboplatin and etoposide in patients with chemotherapy-naïve ES-SCLC is ongoing. November 2021 Data update from BNT411 Phase 1/2 Trial

At SITC 2021, we presented data from the monotherapy arm of the dose escalation part. As of August 26, 2021, BNT411 demonstrated an acceptable safety profile at all doses tested as a monotherapy and in combination with atezolizumab, carboplatin and etoposide. No dose-limiting toxicities were observed and the only drug-related adverse events reported were non-serious pyrexia, chills, and mild-to-moderate anemia. As of August 26, 2021, 18 heavily pretreated patients have received BNT411 monotherapy. Pharmacodynamic signals were encouraging and showed a strong induction of type 1 interferon-dominated cytokines in line with the proposed mechanism-of-action. BNT411 showed early signal of prolonging stable disease even in heavily pre-treated patients including post-anti-PD-1. Both pharmacodynamics and anti-tumor responses warrant further expansion in various indications either as a monotherapy or in combination with other standard-of-care treatments.

C. Rare Disease Protein Replacement mRNA Product Candidates

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

VI. Oncology approach

A. Patient-Centric Approach

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

B. Challenges and Opportunities of Cancer Therapies

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

C. Selection of Therapeutic Targets and Therapies

Immunotherapy targets can be categorized as antigens for targeted immunotherapy with antibody- or T cell-based effector mechanisms and immunomodulatory targets to be exploited to improve the anti-tumoral function of immune cells.

1. Targeting Cancer Antigens

In order to address the broadest possible number of patients, our therapeutically targeted cancer antigen library comprises tumor associated antigens, viral neoantigens and mutant neoantigens:

a. Tumor Associated Antigens

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

b. Viral Neoantigens

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

c. Mutant Neoantigens

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

2. Immunomodulatory Targets

The activity of immune cells can be controlled or manipulated by the targeting of receptors that control key biological processes in these cells, known as immunomodulation. Immunomodulatory targeting strategies include:

a. Checkpoint Inhibition

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

b. Immunostimulation

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

3. Computational Approach to Individualized Immunotherapy

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

a. Sequencing

We sequence the patient’s tumor and healthy tissue samples using NGS technology. Comparison of the patient’s sequenced tumor and healthy samples provides us with the data from which we can identify targets for the design of individualized cancer immunotherapies. This is a multi-step process in which mutation detection and neoantigen prediction are particularly important.

b. Mutation Detection

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

c. Neoepitope Selection

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

VII. mRNA Drug Class

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
•
Our mRNA portfolio includes BNT162b2, our mRNA-based COVID-19 vaccine, which has received emergency or temporary use authorization or approval or been granted conditional marketing approval in over 100 countries

In the last decade mRNA has progressed into a promising new class of medicine, with the potential to treat a wide variety of diseases with high unmet medical needs. mRNA is a long, polymeric molecule, composed of four different building blocks called nucleotides. In mRNA, hundreds or thousands of these nucleotides are linked in a unique order to convey genetic information to cells, where it is used to express proteins with biological effects.

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

RNA-Lipid Nanoparticle Formulation for infectious disease vaccines

Our COVID-19 Vaccine BNT162b2 is based on an RNA-LNP platform of nucleoside modified RNA, which has blunted innate immune sensor activating capacity and thus augmented antigen expression. BNT162b2 encodes a P2 mutant S (P2 S) and is formulated in LNPs. Encapsulation into LNPs enables transfection of the RNA into host cells after intramuscular injection. These LNPs are composed of four different lipids in a defined ratio. During mixing of the RNA and the dissolved lipids, the lipids form the nanoparticles encapsulating the RNA. After injection, the LNPs are taken up by the cells, and the RNA is released into the cytosol. In the cytosol, the RNA is translated to the encoded viral protein.

D. mRNA Platforms

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
•
Commercial Product: COVID-19 vaccine (COMIRNATY in the EUand other locations where we have received marketing approval).
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

BNT162b2 COVID-19 vaccine and Other COVID-19 Vaccine Candidates

Our COVID-19 vaccine, referred to as COMIRNATY in the European Union and other locations where we have received marketing approval, has received emergency or temporary use authorization or approval in over 100 countries.

Our BNT162 mRNA Formats

The overall development program initially included multiple vaccine candidate variants, some of which target the entire two-point -mutated full spike protein antigen and others which target the more specific receptor binding domain subunit of the antigen protein. The Phase 1 clinical studies were conducted with several different candidates, however to-date we have only advanced further development on BNT162b2.

Coronavirus Spike Glycoprotein as vaccine target

Coronaviruses are a family of (+) ssRNA enveloped viruses that encode four structural proteins. Among these structural proteins, S is a key target of neutralizing antibodies and therefore an important antigen for vaccine development. The spike protein is an important vaccine target or antigen, as it mediates first the specific binding of the virus to the angiotensin-converting enzyme 2 (ACE2) host cell receptor and then the fusion of the viral envelope with a host cell membrane. By these actions, the virus can enter human cells where it replicates, often causing illness, and potentially spreading to other people. Data available from other coronaviruses such as SARS and MERS had established that antibodies to the S protein can block the binding of the virus to cells and prevent viral infection. BNT162b2 encodes a membrane-anchored, full-length S protein with two-point mutations to proline within the central helix domain to lock S protein in an antigenically preferred prefusion conformation.

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

VIII. Cell Therapies Drug Class

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

IX. Antibodies Drug Class

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

X. Small Molecule Immunomodulator Drug Class

At a glance: Small Molecule Immunomodulators

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

XI. Sales, Marketing and Distribution

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

XII. Manufacturing

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

We have expanded our capability to produce and supply drug products to support clinical development of our, and our collaborators’, product candidates. To date, we have manufactured about 1,000 drug substance batches in our manufacturing facilities.

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

A.Manufacturing Operations

COVID-19 Vaccine. Our recently acquired manufacturing site in Marburg was approved by the EMA for manufacturing of the COVID-19 drug product in March 2021. This approval makes it one of the largest mRNA manufacturing sites worldwide alongside two of our existing GMP facilities, which currently produce the COVID-19 vaccine candidates for clinical trials. Marburg has reached an annual capacity of more than 1 billion doses mRNA drug substance in 2021. For 2022 we plan to expand the capacity to up to 3bn doses mRNA drug substance. The first vaccines manufactured at the Marburg site were delivered in April 2021. We rely on a network of sub-contractors to provide drug substance, drug conjugate, drug product, and fill and finish services to enable production. As of mid March 2022, we have signed orders for 2.4 billion doses of the vaccine for 2022 and already more than 500 million doses contracted for 2023, based on existing supply agreements with governments worldwide. Discussions for additional dose commitments are ongoing. As of the end of 2021, we and Pfizer have supplied more than 2.6 billion doses of our COVID-19 vaccine, including more than 1 billion doses to low- and middle-income countries, to more than 165 countries and regions worldwide. This estimate is based on the six BioNTech and Pfizer manufacturing sites producing the vaccine, the updated label permitting six doses per vial and continuous process improvements and expansion at our current facilities. It is further contingent upon us contracting with more suppliers and external contract manufacturers to expand LNP and fill and finish capacity.

The Marburg site contains approximately 100,000 square feet of laboratory and office space, including 50,000 square feet of GMP facilities and currently employs more than 400 people. We plan to manufacture additional therapeutic and vaccine drug candidates at the plant, such as other mRNA vaccine and antibody product candidates to support the development of our product pipeline. The site is also fully equipped to hold cell culture labs and produce viral vectors, with further potential for long-term growth and expansion.

mRNA. We believe scaling up manufacturing for mRNA can best be executed as part of a proprietary manufacturing approach, not as part of an outsourcing strategy. We believe this approach allows us to maintain control of our proprietary processes and gives us the flexibility we need for scheduling batch production for our drug substances to match our development plans as they evolve. Our mRNA manufacturing is currently conducted at our in-house BioNTech IMFS facility, our BioNTech East Wing facility, and at our Marburg facility. The East Wing facility is dedicated to iNeST (finished product) and bulk mRNA manufacturing. Our mRNA manufacturing process involves standardized production of all mRNA constructs and minimal restrictions in construct length. We have the capacity to undertake sterile filtration and final filling in up to 1,200 vials of various sizes in the EastWing and about 7000 vials at IMfS. Batch sizes range from a few milligrams for individualized applications (i.e., iNeST) to 10g for standard mRNA applications (i.e., FixVac, intratumoral immunotherapies and infectious diseases), and up to 360g batches for COVID-19. In 2022 we will further increase the batch size.

To date, we have produced more than 1000 batches of mRNA drug substance to support our studies. We currently have infrastructure capable of producing more than 100 batches of mRNA drug substance and formulated drug product per month with a turnaround time of about 30 to 40 days from sequence identification to released product. We believe we currently have the capacity to supply needs of our product candidates in clinical trials up to registration.

In recent years, we have successfully decreased the time required to deliver individualized immunotherapy to patients. In 2014, it took us over three months to manually manufacture and deliver individualized immunotherapies to patients. Since December 2017, with the implementation of semiautomatic GMP manufacturing in collaboration with Siemens, we have been consistently manufacturing and delivering individualized immunotherapies in under six weeks. This advancement represents significant progress toward our target commercial manufacturing turnaround time of less than 28 days and we have already demonstrated <30 days in 2021. We plan to continue to develop additional process improvements, which we expect will further reduce our turnaround times as we progress through clinical development.

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

B. Manufacturing Facilities

In addition to our Marburg site, we operate four other manufacturing and packaging facilities in Germany. In these facilities, we manufacture and package individualized mRNA, bulk mRNA, retroviral vectors, cellular products and peptides. In Mainz, we are currently constructing another facility for iNeST manufacturing at a commercial scale, which is planned to get qualified in 2023 and will supply markets mainly in Europe and the United States.

BioNTech IMFS. Our manufacturing operations for retroviral vectors, cell therapy products and mRNA are housed in our wholly owned subsidiary, BioNTech IMFS. Founded in 1997, BioNTech IMFS specializes in services for innovative therapeutic approaches. In 2009, BioNTech IMFS became our wholly owned subsidiary, giving us access to synergistic platforms and complementary expertise for development, testing and manufacturing services. BioNTech IMFS and its predecessors have had GMP-certified cell and gene therapy manufacturing capabilities since 1999, and obtained GMP manufacturing authorization for mRNA production in 2011. In 2017, BioNTech IMFS began automated manufacturing of the iNeST product candidate and entered into its first commercial supply contract for retroviral vectors. Located near Mainz, the BioNTech IMFS facility occupies over 30,000 square feet. More than 220 staff members are employed at this facility, with collective expertise in molecular biology, cell biology and virology.

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

This facility contains approximately 17,000 square feet of laboratory and office space, including 4,300 square feet of GMP facilities. About 200 staff members are employed at this facility and operate it seven days per week. In its first year of operation the facility manufactured and released more than 250 batches of mRNA and has, since inception, manufactured and released more than 1000 batches of mRNA.

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

Gaithersburg Clinical Manufacturing facility. In August 2021 we acquired the solid tumor neoantigen T cell receptor R&D platform and clinical manufacturing facility’s assets and leases in Gaithersburg, MD, from Kite, a Gilead Sciences, Inc. company. The acquisition strengthens BioNTech’s cell therapy pipeline by accelerating the individualized solid tumor Neoantigen TCR cell therapy research and development program. It also expands the Company’s cell therapy capabilities and manufacturing footprint in North America, building on its acquisition of Neon Therapeutics in 2020.

We and Pfizer are also expanding our global manufacturing capabilities with regional solutions in Africa and Latin America. This includes the letter of intent we signed with Eurofarma Laboratorios in Brazil to manufacture our COVID-19 vaccine. Per the agreement, Eurofarma will obtain drug product from facilities in the United States, and manufacturing of finished doses are expected to commence in 2022. At full operational capacity, the annual production is expected to exceed 100 million finished doses annually. BioVac (South Africa) is to start manufacturing (fill & finish) of up to 100 million doses annually in 2022.

Additionally, in 2021, we signed a memorandum of understanding with the Rwandan Government and the Institut Pasteur de Dakar and announced plans to start the construction in mid-2022 of the first state-of-the-art modular manufacturing site for mRNA-based vaccines in the African Union. We believe this facility can become a node in a decentralized and robust African end-to-end manufacturing network to provide sustainable vaccine supply on the African continent. Establishment of this regional network is expected to enable annual manufacturing capacity of several hundreds of million mRNA vaccine doses.

In February 2022, BioNTech announced its turnkey manufacturing solution, named "BioNTainer, which is designed to enable scalable mRNA prophylactic vaccine production in bulk. The novel approach utilizes a modular manufacturing unit made up of state-of-the-art manufacturing containers. BioNTainers will be equipped to manufacture a range of mRNA-based prophylactic vaccines, which can be targeted to local infectious disease needs. The establishment of the first modular mRNA manufacturing facility in the African Union is expected to start in mid-2022 with the first BioNTainer expected to arrive in Africa in the second half of 2022.

C. Other Certifications

BioNTech Diagnostics has a quality management system that is certified according to ISO 13485:2016 and JPT maintains a ISO 9001:2015 certified Quality Management System to allow production of European CE marked companion diagnostics.

D. Quality Assurance

We have implemented and maintain several Quality Assurance systems. BioNTech IMFS, BioNTech Clinical Manufacturing and BioNTech iNeST Clinical Manufacturing have implemented GMP-certified quality assurance systems. BioNTech Diagnostics has a quality management system that is certified according to ISO 13485:2016 and JPT maintains a ISO 9001:2015 certified Quality Management System.

XIII. Third-Party Collaborations

We have forged productive collaborations with pharmaceutical companies and academic research institutions with area expertise and resources in an effort to advance and accelerate our discovery and development programs in oncology, and also to leverage our drug classes into additional disease indications while minimizing our incremental costs.

Our collaborations include:

•
Pfizer for our COVID-19 and influenza, which leverage technology from our infectious disease mRNA-based platform;
•
Fosun Pharma for our COVID-19 vaccine program;
•
Genentech for our iNeST platform in our mRNA drug class;
•
Sanofi for our intratumoral therapy platform in our mRNA drug class; and
•
Genmab for our next-generation checkpoint immunomodulator platform in our antibodies drug class.

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

A. Pfizer-COVID-19 Collaboration

On April 9, 2020, effective as of March 17, 2020, we entered into a Collaboration Agreement with Pfizer for the research and development of immunogenic compositions comprising RNA encoding a SARS-CoV-2 polypeptide or fragment thereof for prophylaxis against SARS-CoV-2 in humans, which we refer to as the Pfizer Corona Field. On January 29, 2021, effective as of March 17, 2020, we entered into an amended and restated Collaboration Agreement with Pfizer for the research, development and commercialization of immunogenic compositions comprising RNA in the Pfizer Corona Field, which we refer to as the Pfizer Agreement.

We and Pfizer agreed to collaborate on research, development and commercialization in the Pfizer Corona Field worldwide (excluding the Fosun Collaboration Territory), which we refer to as the Pfizer Collaboration Territory. The details of such activities are set forth in a research and development plan that is governed by a joint steering committee. Each party bears its own personnel and capital expenditures costs, but the parties will share the costs of all other agreed development activities (including the costs of manufacturing material for use in clinical trials) evenly. Each party will, in good faith, seek funding from government funds, non-governmental organizations and other third-party organizations to support their research and development activities. Under the Pfizer Agreement, Pfizer is leading clinical development of and is seeking regulatory approval for any candidates or products in the United States and we are leading clinical development of and are seeking regulatory approval for any candidates or products in the European Union, and we will agree on a strategy for all other countries in the Pfizer Collaboration Territory on an ongoing basis through the joint steering committees.

BioNTech can solely commercialize the vaccine in Germany and Turkey (collectively referred to as the BioNTech Commercialization Territory, which is a subset of the Pfizer-Collaboration Territory). We have the option to opt-out of commercializing the vaccine in Germany and/or Turkey, whereupon such countries will become part of the Pfizer Commercialization Territory of the Pfizer Collaboration Territory.

Pfizer has the right to commercialize any approved COVID-19 vaccine in the rest of the Pfizer Collaboration Territory. On a country-by-country basis in relation to the United Arab Emirates, Southeast Asia, and certain developing countries, if we obtain funding from a third-party organization that obligates us to commercialize an approved vaccine in such country, we are obligated to request from Pfizer in writing a decision as to whether Pfizer wishes to commercialize or distribute such vaccine in such country in accordance with the requirements agreed with the third-party funder. If Pfizer elects not to commercialize the vaccine in such country, then such country shall become a part of the BioNTech Commercialization Territory.

If our Collaboration Agreement with Fosun expires or is otherwise terminated for any reason, as between us and any international pharmaceutical group headquartered outside of China, we granted Pfizer a right of first negotiation to expand the Pfizer Commercialization Territory to include the Fosun Territory. See “Fosun-COVID-19 Collaboration” below for more information on the Fosun Agreement.

We and Pfizer will share responsibilities for manufacturing and supplying an approved COVID-19 vaccine. If there is insufficient supply to satisfy the entire demand for a vaccine in the Pfizer Collaboration Territory, we and Pfizer have agreed to determine by mutual consent the allocation of supplies on a fair and equitable basis, subject also to any applicable law, export controls, and taking into account any government supply obligations, or supply obligations included in any agreement reached with a third-party funding organization.

Under the Pfizer Agreement, we granted Pfizer an exclusive, sublicensable license in the Pfizer Collaboration Territory under certain of our intellectual property, including our patents and know-how, relating to uridine RNA, modified RNA and replicons in the Pfizer Corona Field as well as certain intellectual property in-licensed by us from third parties, to use, research, develop, manufacture, commercialize and otherwise exploit candidates and products selected under the Pfizer Agreement. We undertake to maintain in full effect all intellectual property licenses held by us at the time we entered into the Pfizer Agreement and not to modify or amend any such license in a manner that would adversely affect any of the rights granted to Pfizer under the Pfizer Agreement. We are obligated to notify Pfizer of any breach of our current licenses and may be obligated to take steps to maintain Pfizer’s access to any intellectual property licensed under such licenses. Under the Pfizer Agreement, we are obligated to indemnify Pfizer with respect to certain patent infringement claims that Pfizer elects to control.

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

On April 9, 2020, Pfizer also subscribed for $113 million of our ordinary shares under a separate investment agreement. In addition, under the Pfizer Agreement, Pfizer made an upfront payment of $72 million and agreed to make potential payments of up to $563 million upon the achievement of specified regulatory and commercial milestones. We and Pfizer agreed to share development costs equally. We and Pfizer will share the gross profits from commercializing a vaccine evenly, as well as the costs for shipping. The Pfizer Agreement continues for so long as either at least a vaccine is being developed for use in the Pfizer Collaboration Territory or a vaccine is being commercialized anywhere in the Pfizer Collaboration Territory. In addition to termination rights granted to each party in the case of the other party’s uncured material breach, Pfizer may terminate the agreement (i) upon our insolvency or (ii) on a country-by-country basis or in its entirety for convenience upon one (1) year’s prior written notice provided that any such termination shall not become effective less than two (2) years from the first commercial sale of an approved vaccine.

B. Fosun-COVID-19 Collaboration

On March 13, 2020, we entered into a Development and License Agreement with Shanghai Fosun Pharmaceutical Industrial Development, Co., Ltd, or Fosun Pharma, for the development and commercialization in mainland China, Hong Kong special administrative region, or SAR, Macau SAR and in the region of Taiwan, or collectively the Fosun Collaboration Territory, of immunogenic compositions generated by BioNTech and comprising uridine RNA, modified RNA and/or replicon technology for prophylaxis against SARS-CoV-2 in humans. We refer to this agreement as the Fosun Agreement.

The details of the development activities to be undertaken by Fosun Pharma are to be set forth in a development plan that is being overseen by a joint steering committee. Fosun Pharma’s development activities are to be undertaken at its own cost and expense. Fosun Pharma has the sole responsibility to prepare, obtain and maintain regulatory approvals for the vaccine candidates in the Fosun Territory. We agreed to give Fosun Pharma reasonable assistance with the regulatory aspects of these activities.

Fosun Pharma has the sole responsibility, authority and control of the commercialization of a vaccine candidate in the Fosun Collaboration Territory, but must use commercially reasonable efforts to do so in accordance with an agreed commercialization plan, including by launching a vaccine product in the Fosun Collaboration Territory within three months after receiving marketing approval for it, provided sufficient quantities of the vaccine have been delivered.

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

Under the Fosun Agreement, we granted Fosun Pharma an exclusive license under certain of our owned or in-licensed intellectual property, including our patents relating to replicons, uridine RNA and modified RNA and other mRNA technology or a vaccine to use, develop, commercialize and otherwise exploit the vaccine candidates in the Fosun Territory. In the event of any failure of the development of a vaccine, we agreed to grant Fosun Pharma a right of first negotiation on a separate competent vaccine for the prophylaxis of COVID-19 in the Fosun Collaboration Territory.

In consideration of the rights granted to Fosun Pharma under the Fosun Agreement, Fosun Pharma subscribed for $50 million of our ordinary shares under a separate investment agreement. In addition, under the Fosun Agreement, Fosun Pharma made an upfront payment of $1 million and agreed to potential payments of up to $14 million upon the achievement of specified development and regulatory milestones and up to $70 million upon the achievement of specified sales milestones. Fosun Pharma further agreed to pay us a royalty rate that is between 30 and 50 percent of its profits on net sales of a vaccine product, if approved, for a period of 15 years from launch of that vaccine in the Fosun Territory.

The Fosun Agreement ends upon expiration of the royalty term. Fosun Pharma may elect to continue to pay royalties and extend the agreement and its rights thereunder. In addition to termination rights granted to each party in the case of the other party’s uncured material breach or insolvency, Fosun Pharma may terminate the agreement, in whole, for convenience and with or without reason at any time upon 180 days’ prior written notice. If the agreement is terminated by Fosun Pharma for cause, the licenses to Fosun Pharma survive, we will manufacture and deliver the vaccine candidate or product for one year and we will grant a non-exclusive license to a reasonably acceptable contract manufacturing organization for manufacturing of the vaccine candidate or product thereafter for development and commercialization by Fosun Pharma in the Fosun Collaboration Territory.

During the term of the Fosun Agreement, we have committed not to, and not to license the licensed intellectual property to any third party to, develop or commercialize the same vaccine candidate or vaccine in the Fosun Collaboration Territory.

C. Genentech-iNeST Collaboration

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

Manufacturing Development and Supply Agreement

Concurrent with the Genentech Collaboration Agreement, we entered into a Manufacturing Development and Supply Agreement with Genentech and F. Hoffman-La Roche Ltd, or the Genentech Manufacturing Agreement, which governs the manufacturing, related manufacturing development activities and supply of Genentech Collaboration Products. Pursuant to the Genentech Manufacturing Agreement, we are responsible for clinical manufacturing and supply, for developing and implementing manufacturing processes (including pursuant to specified target turnaround times), and for constructing, commissioning, qualifying and obtaining permits for the clinical facilities. We are permitted to subcontract certain steps in the clinical manufacturing process to our affiliate, BioNTech IMFS.

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

D. Sanofi-Intratumoral Therapy Collaboration

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

During the research phase, the parties sought to identify, characterize and validate up to five “mixtures” of two or more mRNAs encoding different proteins administered together in the same solution. Sanofi at its sole discretion was able to select up to five mixtures created under the research plan for further development and commercialization, which we refer to as Sanofi Collaboration Products.

After selection of a Sanofi Collaboration Product, Sanofi was responsible for all development and commercialization activities involving that product. We have the option, by payment of an exercise fee, to co-develop and co-commercialize up to two Sanofi Collaboration Products primarily in the United States and in some European countries, including the United Kingdom, France, Germany, Italy and Spain. If we exercise such an option, the costs for co-development and co-commercialization of the chosen Sanofi Collaboration Products would be allocated between the parties. In turn, Sanofi has an option to co-develop and co-commercialize certain mixtures developed by us or with third parties that contain a certain amount of the mRNAs of a Sanofi Collaboration Product.

In March 2018, Sanofi selected the first Sanofi Collaboration Product for further development and commercialization and we exercised our option for co-development and co-commercialization of the Sanofi Collaboration Product. Effective as of March 2018, the parties entered into a separate development agreement for the co-development of this Sanofi Collaboration Product.

Under the Sanofi Agreement, Sanofi has paid upfront and near-term milestone payments of approximately €60 million. We are entitled to receive up to approximately €260 million per product upon achievement of certain development, regulatory and commercial milestones. If commercialized successfully, we would also be eligible for mid-single digit to very low double-digit tiered royalties on net sales on a country-by-country and product-by-product basis until the later of (i) expiration of the last relevant patent covering such product in such country, (ii) 10 years following first commercial sale of such product in such country, (iii) expiration of regulatory data exclusivity for such product in such country or (iv) the market entry of a generic biological product with a certain market share in relation to such product in such country.

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

In July 2021, the parties entered into an Amendment to the Collaboration and License Agreement to wind down the research phase. By this termination of the research phase, Sanofi’s option to select any further mixture created under the research plan has ceased.

E. Genmab-Next-generation Immunomodulator Collaboration

On May 19, 2015, we entered into a License and Collaboration Agreement with Genmab (together with all amendments and side letters thereto, collectively referred to as the Genmab Agreement) to jointly research, develop and commercialize polypeptide-based bispecific antibodies against certain target combinations for the treatment of cancer worldwide, or the Genmab Agreement Field, using certain Genmab technology. In connection with our entry into the Genmab Agreement, Genmab paid us an upfront fee of $10 million.

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

The Genmab Agreement will remain in effect until the later of (i) the expiration of the last-to-expire royalty term for any Unilateral Product or (ii) the time when no Genmab Collaboration Products are being developed or commercialized under this agreement. Either party may terminate the agreement in its entirety or on a product-by-product basis with immediate effect upon the other party’s uncured material breach or insolvency.

F. Pfizer-Influenza Collaboration

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

XIV. Government Regulation

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

A. Regulation and Procedures Governing Approval of Drug and Biological Products in the United States

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

The preclinical and clinical testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for our product candidates and any future product candidates will be granted on a timely basis, or at all.

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

B. Regulation of Combination Products in the United States

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

C. Regulation and Procedures Governing Approval of Medicinal Products in the European Union

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

Clinical Trial Approval

Until recently, pursuant to the Clinical Trials Directive 2001/20/EC and the Directive 2005/28/EC on GCP, a system for the approval of clinical trials in the European Union has been implemented through national legislation of the member states. Under this system, a sponsor must obtain approval from the competent national authority of a European Union member state in which the clinical trial is to be conducted or in multiple member states if the clinical trial is to be conducted in a number of member states. Furthermore, the sponsor may only start a clinical trial at a specific study site after the independent ethics committee has issued a favorable opinion.

In April 2014, the European Union adopted a new Clinical Trials Regulation (EU) No 536/2014, which took effect on January 31, 2022 and replaces the current Clinical Trials Directive 2001/20/EC. Commission Implementing Regulation (EU) 2017/556 replaces the GCP Directive 2005/28/EC. The Regulation overhauls the current system of approvals for clinical trials in the European Union. Specifically, the Regulation, which is directly applicable in all member states, aims to simplify and streamline the approval of clinical trials in the European Union. For instance, it provides for a streamlined application procedure using a single entry point and strictly defined deadlines for the assessment of clinical trial applications. This means that one national authority takes the lead in reviewing the application and the other national authorities have only a limited involvement. Any substantial changes to the trial protocol or other information submitted with the clinical trial applications must be notified to or approved by the relevant competent authorities and ethics committees.

Pursuant to transitional provisions under the Regulation, trials for which a request for approval was submitted prior to January 31, 2022 may continue under the national implementations of the Directives for a period of up to three years. In addition, for a period of 18 months from January 31, 2022, sponsors elect which process to follow.

Under either regime, clinical trials must be conducted in accordance with European Union and national regulations and the International Conference on Harmonization, or ICH, guidelines on GCP. Additional GCP guidelines from the European Commission, focusing in particular on traceability, apply to clinical trials of ATMPs. If the sponsor of the clinical trial is not established within the European Union, it must appoint an entity within the European Union to act as its legal representative.

The clinical trial application must be accompanied by a copy of the trial protocol and an investigational medicinal product dossier with supporting information prescribed by applicable legislation as further detailed in applicable guidance documents. Moreover, the sponsor must take out a clinical trial insurance policy, and in most European Union countries the sponsor is liable to provide ‘no fault’ compensation to any study subject injured in the clinical trial.

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

All application procedures require an application in the common technical document, or CTD, format, which includes the submission of detailed information about the manufacturing and quality of the product, and nonclinical and clinical trial information. There is an increasing trend in the European Union toward greater transparency and, while the manufacturing or quality information is currently generally protected as confidential information, the EMA and national regulatory authorities are now liable to disclose much of the nonclinical and clinical information in marketing authorization dossiers, including the full clinical study reports, in response to freedom of information requests after the marketing authorization has been granted. In October 2014, the EMA adopted a policy under which clinical study reports would be posted on the agency’s website following the grant, denial or withdrawal of a MAA, subject to procedures for limited redactions and protection against unfair commercial use. The operation of this policy has been suspended in recent years. However, it continues to apply the policy to COVID-19 vaccines and therapeutics. A similar transparency requirement is contained in the new Clinical Trials Regulation (date of application: January 31, 2022).

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

D. Coverage, Pricing and Reimbursement

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

In the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost effectiveness of a particular product candidate to currently available therapies (so called health technology assessments) in order to obtain reimbursement or pricing approval. The European Union recently adopted Regulation (EU) 2021/2282 on health technology assessment, which provides a framework for member states to cooperate on health technology assessments at the EU level. The Regulation is directly applicable in all EU member states and will apply from January 12, 2025. Moreover, at the national level, European Union member states may restrict the range of products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. Member states may approve a specific price for a product or may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other member states allow companies to fix their own prices for products, but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. Recently, many countries in the European Union have increased the amount of discounts required on pharmaceuticals and these efforts could continue as countries attempt to manage healthcare expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the European Union. The downward pressure on health care costs in general, particularly prescription products, has become intense. As a result, increasingly high barriers are being erected to the entry of new products in the marketplace. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various European Union member states and parallel trade (arbitrage between low-priced and high-priced member states) can further reduce prices. Special pricing and reimbursement rules may apply to orphan drugs. Inclusion of orphan drugs in reimbursement systems tend to focus on the medical usefulness, need, quality and economic benefits to patients and the healthcare system as for any product. Acceptance of any medicinal product for reimbursement may come with cost, use and often volume restrictions, which again can vary by country. In addition, results based rules of reimbursement may apply. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products, if approved in those countries.

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

E. Brexit and the Regulatory Framework in the United Kingdom

On June 23, 2016, in a national referendum, a majority of the electorate voted in favour of the United Kingdom leaving the European Union (commonly referred to as “Brexit”). On March 29, 2017, the United Kingdom Government formally notified the European Union of its intention to withdraw from the Union pursuant to Article 50 of the Treaty on the European Union. The United Kingdom formally left the European Union on January 31, 2020. Pursuant to the terms of the Withdrawal Agreement between the European Union and the United Kingdom, a transitional period ran between February 1, 2020 and December 31, 2020, during which all applicable EU law, including the regulation of medicinal products, applied to and in the United Kingdom. This transitional period has now expired. On December 24, 2020, the United Kingdom and the European Union announced that they have reached agreement on the terms of their future relationship as set out in the Trade and Cooperation Agreement (“TCA”). The European Union and the United Kingdom had agreed to provisionally apply the terms of the TCA, while the formal execution was still ongoing. The TCA formally entered into force on May 1, 2021. While the TCA governs tariff and quota free trade between the United Kingdom and the European Union markets, it does not provide for regulatory alignment. The regulatory framework for medicinal products in the United Kingdom is predominantly derived from European Union law. Currently, domestic United Kingdom law provides that all existing European Union law is transposed into national law, subject to certain revisions that have become necessary as a result of Brexit. Thus, at least initially, the United Kingdom and the European Union laws are aligned. However, Brexit could have a material impact on the regulatory regime in the United Kingdom, as the country is free to deviate from the European Union regime. One example of such deviation is the approval of COVID-19 vaccines. While in the European Union vaccines have been granted conditional marketing authorizations, in the United Kingdom, vaccine candidates were granted emergency use authorizations.

F. Rest of the World Regulation

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

G. Greater China

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

Once approved, vaccine clinical trials must be conducted at sites that are qualified disease prevention and control, or CDC, institutions and grade III hospitals, and the implementation of the trial must be in accordance with China’s vaccine good clinical practice regulations and related guidelines. Furthermore, prior to the commencement of the clinical trial in China each site’s ethics committees must approve the trial, and the Office of Human Genetic Resources Administration must approve the use of samples and related data. The human genetic resources, or HGR, approval requires a joint approval or record-filing application by the Chinese and foreign parties, setting forth the parties that will handle data and samples, the type and amount of samples that will be utilized during the study, the tests/analysis run, and the plans for storage or destruction, and the intellectual property sharing arrangement among the parties, among other items. Once approved, the HGR approval/filing may require updates and amendments and additional procedures to transfer data to certain foreign parties. Once a clinical trial in China is complete and/or foreign data is assembled, a company may submit an application for a marketing authorization, or MA, of the vaccine. This procedure will include submission of clinical data, manufacturing information and test results, among other items, and may include an onsite pre-market verification by the NMPA. This application may be considered more quickly if the applicant qualifies for admission to various expedited programs, including “special approval” procedures for drugs needed to control a public health emergency and/or conditional approval procedures. Conditional approval procedures permit approval of a drug based on earlier stage data, but subject continued marketing to the fulfillment of post-market conditions with a designation period of time, such as the completion of additional studies. Therapeutic biologics and small molecule drugs follow similar steps to approval for development and marketing. These steps are similar for drugs that are imported and those that are produced domestically in China. However, domestically produced drugs must be produced at a facility that also obtains a drug manufacturing license based, in part, on a pre-marketing good manufacturing practice inspection.

At both the clinical trial and MA stages, drug applicants located outside of China must list a regulatory agent on the application. The agent must be an entity in China, and it assists the sponsor and marketing authorization holder, or MAH, with fulfilling its drug regulatory obligations in China. The agent of the MAH is jointly liable with the MAH for these drug regulatory obligations.

Once approved, vaccines may be procured by the CDC through platforms organized by the provincial governments. Vaccines in China must be sold and directly distributed by domestic manufacturers or general distributors appointed to represent overseas makers to municipal level CDCs, which handle allocation and distribution to points of vaccination in China. Distributors of all drugs must possess a MA for the drug they are distributing or a drug distribution license. As is the case with all drugs, once on the market, MAHs will also have post-market obligations, including fulfillment of post-marketing commitments, safety and annual quality reporting and compensation for injuries caused adverse events following inoculation, or AEFIs. MAHs of vaccines that are not part of the National Inoculation Program, or NIP, must bear the cost of injuries determined by experts to be AEFI injuries. The government bears the cost of NIP vaccines and related AEFIs. Vaccine MAHs are also subject to other post-market obligations for drug marketing authorization holders, including recalls, annual reporting, and inspections. Vaccine MAs must typically be renewed every five years, and supplemental applications, notifications, or reports may need to be submitted for minor, moderate and major changes to the original registration (e.g., significant manufacturing changes).

Advertisements of prescription drugs, including vaccines, must be pre-approved and may only be placed in approved medical journals. Other forms of “academic promotion” may be performed by medical representatives who are authorized in writing by MAHs (or their agents) and registered on government designated websites. Medical representatives are permitted to provide information about the drug to health care professionals (in accordance with certain procedural rules) and collect feedback as to drug safety.

b.) Hong Kong and Macao

Mainland China’s drug regulatory system does not apply in Hong Kong or Macao. These administrative regions are governed by separate laws on the development and approval of drugs, including vaccines. They also have separate laws on the importation and distribution of those vaccines.

H. Turkey

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

I. Healthcare Law and Regulation

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

J.Current and Future Healthcare Reform Legislation

In the United States and foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities, and affect our ability to profitably sell any product candidates for which we obtain marketing approval. We expect that current laws, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we, or any collaborators, may receive for any approved products. The Biden administration has discussed proposals to control drug pricing and new legislation may be proposed regarding government negotiation of drug pricing that may affect future profitability.

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

K. Packaging and Distribution in the United States

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

L. Other U.S. Environmental, Health and Safety Laws and Regulations

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

XV. Intellectual Property

A. Introduction

We pursue a layered intellectual property strategy to protect our various technology platforms and their application to the treatment of serious diseases, such as cancer and infectious diseases including COVID-19. One focus of our intellectual property strategy is to provide protection for our platforms and products as they are developed. We also pursue intellectual property protection for assets that may be used in future development programs and/or that may be of interest to our collaborators, or otherwise may prove valuable in the field.

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

Regardless, we cannot be certain that any of the patent filings or other intellectual property rights that we have pursued or obtained will provide protection for any products as commercialized. Our COVID-19 vaccine product has been approved by the FDA in the United States for people 16 and older, and authorized for people 5 to <12 years old; its composition, manufacture, and use (including, e.g., dosage regimen) may yet be adjusted or modified and our filings may not protect it. Our other product candidates are currently in clinical testing, with no certainty that they will be successful, or that significant modification or adjustment may not be required for successful commercialization.

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

As of January 1, 2022, our overall owned and in-licensed patent portfolio included more than 200 patent families, each of which includes at least one filing in the United States or Europe, and several of which are pending or granted in multiple jurisdictions. The patent families include at least 100 patent families that are solely or jointly owned by BioNTech, including certain families acquired through our acquisitions and others that we have licensed from a third party.

An issued patent provides its owner (or possibly its licensee) with a right to exclude others from making, using or selling that which is claimed in the patent, for a specified period of time (the “term” of the patent), in the jurisdiction in which the patent is issued. In the United States, and in many other countries, patents have a presumptive term of 20 years from their effective filing date (which is the earliest non-provisional filing date to which the patent claims priority). However, many jurisdictions, including the United States, require the payment of periodic maintenance fees in order for patents to remain in force for the full 20-year term. The United States also has provisions that require a patent term to be shortened if its claims are too similar to another patent owned by the same party that has a shorter term. The United States and certain other jurisdictions also have provisions that permit extension of patent term for patents that claim a drug or drug product, or its approved use, if the patent was issued before clinical trials were completed and certain other requirements were satisfied. In the United States, such extension is called a Patent Term Extension, or PTE, and it is limited to a period of not more than five years, or the total patent term including the PTE cannot exceed 14 years after the date of regulatory approval; only one patent can be extended per product approval. We did not extend any patent for our COVID-19 vaccine in 2021. The United States also offers a different form of patent term extension, known as Patent Term Adjustment, or PTA, whereby a particular patent’s term is automatically extended beyond the 20-year date if the United States Patent and Trademark Office, or the USPTO, caused delay during its examination; however, potentially available PTA is reduced by any amount of any delay caused by the patent applicant.

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

1. mRNA

The patent portfolio for our mRNA therapeutic platforms and product candidates includes patent filings directed to features of therapeutic mRNA structures, some of which are included in our COVID-19 vaccine and in current development candidates. Our patent portfolio also includes patent filings directed to mRNA formulations (including their production and use), including the lipoplex formulations currently utilized with our FixVac and iNeST platforms, and the lipid nanoparticles currently utilized with our mRNA, RiboMab and RiboCytokine platforms, as well as patent filings directed to mRNA manufacturing, and to uses of mRNA therapeutics. We provide more detail below regarding the patent filings directed to these features.

mRNA Structure

Our patent portfolio includes patent filings directed to various features of mRNA structure, which may, for example, contribute to increased immunogenicity (e.g., antigen presentation), translation efficiency, and/or stability of mRNA constructs that include them. Such features include, for example, antigen-MHC fusions, 5’ cap structures and related features,, 3’ UTR structures, polyA tails, reduced-uracil content mRNAs, and modified nucleoside RNAs. Filings directed to each of these features, and/or to RNA constructs that include them (singly or in combination), or collectively, the mRNA Structure Filings, have been made in the United States and various foreign jurisdictions. Some such mRNA Structure Filings are owned solely by BioNTech SE or BioNTech RNA which are referred to collectively in this section as BioNTech, some jointly by BioNTech and one or more third parties, and some by BioNTech licensors, such as Louisiana State University, or LSU, and the terms of the applicable agreement with LSU, are further summarized below in “—C. In-Licensing.” We have non-exclusive rights to use certain US and European patent filings owned by University of Pennsylvania and relating to RNA containing modified nucleosides through our sublicense agreements with mRNA RiboTherapeutics, Inc. (MRT) and CellScript, LLC, collectively the MRT-CellScript Sublicenses and summarized below in “--C. In-Licensing”. Issued existing mRNA Structure Filings have, and pending existing mRNA Structure Filings, if issued, would have, 20-year terms that extend into the mid-2020s to the early-2040s.

mRNA Formulations

Our patent portfolio includes patent filings directed to various formulations for mRNA delivery, some of which are utilized with current development candidates. For example, our portfolio includes patent filings directed to lipoplex formulations and preparations thereof or collectively, the mRNA Lipoplex Filings. Issued mRNA PlatformLipoplex Filing(s) has/have, and pending existing mRNA Lipoplex Filings, if issued, would have, 20-year terms that extend into the mid to late-2030s. Such mRNA Lipoplex Filings are solely owned by BioNTech.

In addition, our portfolio includes U.S. and foreign patent filings directed to lipid nanoparticles and polyplex technologies, which are jointly owned by BioNTech and TRON, or collectively, the mRNA Lipid Nanoparticle/Polyplex Filings. Issued mRNA Lipid Nanoparticle/Polyplex Filings have, and pending mRNA Lipid Nanoparticle/Polyplex Filings, if issued, would have, 20 year terms that extend into the mid- to late-2030s. Some such mRNA Lipid Nanoparticle/Polyplex Filings were granted in certain foreign jurisdictions, but do not currently include any U.S. issued patents. The terms of the co-ownership of such patent filings with TRON are summarized below in “—C. In-Licensing.”

mRNA Manufacturing

As discussed below, we utilize trade secret protection for many aspects of our mRNA manufacturing technologies, including as currently utilized for production of certain of our development candidates. In addition, our patent portfolio includes certain patent filings relevant to mRNA manufacturing, or collectively, the mRNA Manufacturing Filings, which we believe may provide commercial value to protect product candidates and/or support collaborations or other licensing arrangements. For example, our mRNA Manufacturing Filings include U.S. and foreign patent filings relating to certain aspects of mRNA purification and production. These mRNA Manufacturing Filings are either solely owned by BioNTech, or jointly owned by BioNTech and TRON and, if issued, would have 20-year terms that would extend into mid 2030 to early 2040s, although none is currently an issued patent.

mRNA Commercial Products and Product Candidates

Our COVID-19 vaccine. Our COVID-19 vaccine (BNT162b2) is our most advanced mRNA product, and has received full U.S. FDA approval for people 16 and older and emergency use authorization for people 5 to <12 years old, as well as conditional marketing approval in various other jurisdictions. Additional COVID-19 vaccine candidates, as well as various dosing regimens and use in patient populations with certain medical conditions are being tested in clinical trials. Certain mRNA oncology product candidates are also in clinical development and involve various platforms. Our pipeline also includes mRNA product candidates for treatment of certain infectious diseases beyond COVID-19, and mRNA product candidates for protein replacement therapy in certain rare diseases.

BNT162b2 and Other COVID-19 Vaccine mRNA Product Candidates

Our COVID-19 vaccine (BNT162b2) is a nucleoside-modified mRNA formulated in lipid nanoparticles and encodes an optimized SARS-COV-2 full-length spike protein antigen.

Our platform patent filings relevant to our COVID-19 vaccine (BNT162b2), collectively, the “BNT162b2 Platform Filings”, include certain mRNA Structure Filings relating to features for increasing translation efficiency and/or stability of mRNA constructs (e.g., certain 3’ UTR structures containing a specific sequence element, and interrupted polyA tails), including filings which are jointly owned by BioNTech and TRON; also relevant are certain mRNA Manufacturing Filings. Issued BNT162b2 Platform Filings have, and pending BNT162b2 Platform Filings, if issued, would have 20-year terms extending into the late-2020s to the early-2040s. We also have undertaken various patent filings specifically related to BNT162b2 structure, composition, formulation, packaging, use and/or manufacture, or the BNT162b2 Filings, including filings that have arisen through collaboration with third parties such as Pfizer. Such filings relevant to our COVID-19 vaccine, if issued, would have 20-year terms that would extend into early 2040s; there are presently no issued patents within the BNT162b2 Filings.

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

Additionally, we have obtained third-party licenses to technologies relating to certain lipids and/or lipid nanoparticles and formulations used in BNT162b2, including a non-exclusive license from Acuitas Therapeutics Inc., or Acuitas, grants use rights relevant to proprietary lipid nanoparticles and formulations used in BNT162b2.

Additional COVID-19 vaccine mRNA product candidates are being developed and tested in clinical trials, which share with BNT162b2 certain structural elements, and/or features of composition, formulation, packaging, use and manufacture. Thus, some or all of the BNT162b2 Platform Filings and/or BNT162b2 Filings, as well as the in-licensed rights discussed above with respect to BNT162b2, may be relevant to certain of these candidates.

Moreover, we are currently studying safety and efficacy of our COVID-19 vaccine in various dosing regimens (including booster doses) and/or in different age groups and/or individuals with various medicals conditions. Certain BNT162b2 Filings cover such uses being tested in clinical trials; there are presently no issued patents within the BNT162b2 filings.

Oncology mRNA Product Candidates

All our current clinical programs outside of COVID-19 are in oncology. Our most advanced clinical oncology programs involve our iNeST immunotherapy product candidates being developed with our collaborator, Genentech. We also have FixVac product candidates in Phase 1 and Phase 2 clinical trials and have initiated Phase 1 clinical trials of our mRNA-based intratumoral immunotherapy developed through our collaboration with Sanofi.

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

Our patent portfolio further includes U.S. and foreign patent filings relating to combined uses of our FixVac and iNeST product candidates. Such issued patent filings have, and such pending patent filings, if issued, would have, 20-year terms that extend into 2033, and are jointly owned by BioNTech and TRON.

Our current clinical trials for FixVac product candidates are studying such product candidates in treatment of various cancers. While we do not currently have any claims in our owned or in-licensed issued patents that are directed to use of our FixVac product candidates in the indications of these clinical trials, certain FixVac Platform Filings include specific reference to treatment of these indications, and if issued, would have 20-year terms extending into the mid-2030s.

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

Our patent portfolio further includes U.S. and foreign filings directed to the process of identifying neoantigens in patient samples and/or predicting those that will be immunoreactive in an iNeST immunotherapy product, or collectively, the Neoantigen Filings. Certain issued Neoantigen Filings have, and certain pending Neoantigen Filings, if issued, would have 20-year terms that extend into the 2030s. Many of the Neoantigen Filings are solely owned by BioNTech RNA, or jointly owned by BioNTech and TRON; our acquisition of Neon added various Neoantigen Filings, including both BioNTech U.S.-owned and in-licensed filings. BioNTech and TRON jointly own issued EP patent number 2714071, whose claims recite steps relating to neoantigen selection, that were opposed by multiple third parties; claims in the related U.S. case are granted. If we are unsuccessful in these oppositions, the patent claims for our iNeST product candidates may be narrowed, or a patent may not issue at all. See “Risk Factors—Risks Related to our Intellectual Property” in this Annual Report on Form 20-F.

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

Intratumoral Immunotherapies

Certain of the mRNA Structure Filings (including some that are relevant to iNeST and/or FixVac product candidates, as discussed above) are also directed to one or more features of our intratumoral immunotherapies, including our most advanced intratumoral immunotherapy, which we are developing through our collaboration with Sanofi, and which has recently entered Phase 1 clinical trials. For example, mRNA Structure Filings relating to 3’ UTR structures containing a specific sequence element, interrupted polyA tail structures, and reduced-uracil content mRNAs, which, as noted above are solely or jointly owned by BioNTech, provide protection to our current intratumoral immunotherapy development candidate. Such issued patent filing(s) has/have, and such pending patent filings, if issued, would have, 20-year terms that extend into the mid-2030s.

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

Certain of the mRNA Structure Filings (including some that are relevant to iNeST and/or FixVac product candidates, as discussed above) and patent filings under the MRT-CellScript Sublicenses (including patent filings directed to nucleoside-modified mRNAs) also provide protection for one or more features of mRNA-based protein replacement product candidates. For example, mRNA Structure Filings include patent filings directed to 3’ UTR structures containing a specific sequence element, interrupted poly A tail structures and reduced-uracil content mRNAs. As as noted above, such mRNA Structure Filings are solely or jointly owned by BioNTech; such issued patent filing(s) has/have, and such pending patent filings, if issued, would have 20-year terms that would extend into the mid-2030s. However, there are currently no issued patents specific to our rare disease product candidates under development.

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

Patent filings relevant to BNT221, referred to herein as the T Cell Induction/Expansion Filings, are generally solely owned by BioNTech US, or co-owned by BioNTech US and the Netherlands Cancer Institute (NKI). For example, the T Cell Induction/Expansion Filings include patent filings directed to therapeutic T cell compositions and methods of ex vivo induction and/or expansion of antigen-specific T cells, for example, using T cells of specific phenotypes for induction/expansion. An issued subsisting T Cell Induction/Expansion Filing in the United States has, and pending subsisting T Cell Induction/Expansion Filings, if issued, would have, 20-year terms that extend into the late-2030s to early-2040s.

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

We own patent assets acquired from MabVax Therapeutics Holding, Inc., or the MabVax Filings, that relate to various antibodies, including certain antibodies targeting sialyl Lewis A and ganglioside GD2, as well as nucleic acid encoding them. Issued MabVax Filings have, and the pending MabVax Filings, if issued, would have, 20-year terms that extend into the mid-2030s.

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

TRON Agreements

In 2015, we and our subsidiaries BioNTech RNA (now merged into BioNTech SE), BioNTech Diagnostics GmbH, BioNTech Protein Therapeutics GmbH, BioNTech Cell & Gene Therapies GmbH, Eufets GmbH and JPT Peptide Technologies GmbH entered into a Master Agreement for Research Services with TRON. Concurrently with this Master Agreement for Research Services, or the TRON Research Agreement, we entered into a License Agreement with Ganymed, TRON, Johannes Gutenberg-Universität Mainz and Universitätsmedizin der Johannes Gutenberg-Universität Mainz, or the TRON License Agreement. The TRON Research Agreement and TRON License Agreement together replaced and superseded our 2008 Cooperation, Purchase and Licensing Agreement with the University Mainz, or the 2008 Cooperation Agreement. In 2019, we and our subsidiaries BioNTech RNA (now merged into BioNTech SE), BioNTech Diagnostics GmbH, BioNTech Protein Therapeutics GmbH, BioNTech Cell & Gene Therapies GmbH, BioNTech Innovative Manufacturing Services GmbH and JPT Peptide Technologies GmbH, entered into a Framework Collaboration Agreement with TRON, or the TRON Collaboration Agreement.

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

CellScript and mRNA Ribotherapeutics License Agreement

BioNTech RNA (now merged into BioNTech SE) entered into the two MRT-CellScript Sublicenses discussed above. Together, the MRT-CellScript Sublicenses grant BioNTech RNA worldwide, non-exclusive sublicenses under the Penn Modified mRNA Patent Rights (as defined in the MRT-CellScript Sublicenses) to research, develop, make, import, use and commercialize products for in vivo uses in humans and non-human animals, including therapeutic and prophylactic applications, and for certain uses in the diagnostic and prognostic field of use and certain laboratory research or screening uses. Under these sublicenses, BioNTech RNA has the right to grant sublicenses to affiliates and third parties.

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

Acuitas License Agreement

In April 2020 we entered into a Non-Exclusive License Agreement with Acuitas, or the Acuitas License Agreement. Under the Acuitas License Agreement Acuitas grants us a non-exclusive worldwide license, with the right to sublicense (subject to certain conditions) under Acuitas’s LNP technology to develop, manufacture and commercialize licensed products directed to the SARS-CoV-2 surface glycoprotein. We have the option to convert the non-exclusive licenses to exclusive licenses subject to certain additional financial obligations.

Under the Acuitas License Agreement, we must pay Acuitas up to between approximately $1.6 million and $2.45 million in development milestone payments, $2.5 million and $3.75 million in regulatory milestone payments and $2.5 million and $3.75 million in commercial milestone payments upon the occurrence of certain milestone events. We are further required to pay Acuitas a low single-digit tiered percentage royalty on net sales of licensed products, subject to certain potential customary reductions. Our royalty obligations continue under the Acuitas License Agreement on a country-by-country and product-by-product basis until the later of (i) the expiration of the last-to-expire licensed valid patent claim covering such licensed product in such country, (ii) expiration of any data exclusivity, market exclusivity or supplemental protection certificates period for such product in such country, and (iii) certain years following the first commercial sale of such product in such country.

The Acuitas License Agreement will continue on a product-by-product and a country-by-country basis until there are no more payments owed to Acuitas for such product in such country. Upon expiration of the Acuitas License Agreement, the license will become fully paid up and will remain in effect. We have the right to terminate the Acuitas License Agreement for convenience following a certain notice period. Either party may terminate the Acuitas License Agreement in the event of a material breach by the other party following a cure period. Alternatively, instead of exercising our right to terminate in the event of Acuitas’s material breach, we may elect to instead continue the license but reduce our milestone and royalty payment obligations to Acuitas by a certain percentage. [FF3] In the event of termination of an Acuitas License Agreement by us for convenience or by Acuitas for our material breach, the licenses granted under such agreement will terminate, except that we will have the right to sell off any remaining inventories of licensed products for a certain period of time.

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

XVI. Competition

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

XVII. Legal Proceedings

As of December 31, 2021, certain claims were pending or threatened against us or our subsidiaries, mainly related to purported obligations arising out of use or alleged use of third party intellectual property. Our best estimate of potential outflow of economic resources from such proceedings amounts to €177.9 million, which is expected not to be settled within the next twelve months and is therefore included in non-current provisions in our consolidated statements of financial position as of December 31, 2021 and was recognized in cost of sales in our consolidated statements of profit or loss (nil as of December 31, 2020). This assessment is based on assumptions deemed reasonable by management including those about future events and uncertainties. The outcome of these matters is ultimately uncertain, such that unanticipated events and circumstances might occur that might cause us to change those assumptions and give rise to a material adverse effect on our financial position in the future.

In addition to the above, from time to time, in the normal course and conduct of our business, we may be involved in discussions with third parties about considering, for example, the use and/or remuneration for use of such third party’s IP. As of December 31, 2021, none of such IP-related considerations that we have been notified of and for which potential claims could be brought against us or our subsidiaries in the future, fulfill the criteria for recording a provision. We will continue to evaluate whether, if circumstances were to change in the future, the recording of a provision may be needed and whether potential indemnification entitlements exist against any such claim. It is currently not practical to estimate the potential liability, if any.

C. Organizational Structure

See Item 18.

D. Property, Plant and Equipment

Our headquarters are located in Mainz, Germany, where we occupy:

•
Approximately 9,416 square meters (equivalent to approximately 101,353 square feet) of laboratory, GMP manufacturing, storage and office space under a lease for the entire building located at An der Goldgrube 12, 55131 Mainz under a lease that has an initial term that expires on October 31, 2027, but which we have the option to extend until April 30, 2029.
•
Approximately 4,398 square meters (equivalent to approximately 47,340 square feet) of office space including a storage facility and cafeteria under a lease for the entire building located at Freiligrathstr. 6, 55131 Mainz under a lease that has an initial term that expires on December 31, 2024, but which we have the option to extend.
•
Approximately 860 square meters (equivalent to approximately 9,257 square feet) of office container space located at An der Goldgrube 12, 55131 Mainz under a lease that expires on March 31, 2022. The office containers are planned to be fully replaced and outfitted by July 2022.
•
Approximately 1,069 square meters (equivalent to approximately 11,507 square feet) of office and GMP manufacturing space under a lease for part of the building located at Kupferbergterrasse 15, 17019, 44116 Mainz under a lease that expires in March 31, 2022.
•
Approximately 4,882 square meters (equivalent to approximately 52,549 square feet) of flexible use space intended for laboratory and office use located at Adam-Opel-Straße 10, 55129 Mainz, which is owned by us, as well as 9,278 square meters (equivalent to approximately 99,868 square feet) of undeveloped land intended for construction of a laboratory and office building of up to 8,000 square meters in size.

•
Approximately 3,318 square meters (equivalent to approximately 35,717 square feet) of office and storage space under a lease for part of the building located at Robert-Koch- Straße 50, 55129 Mainz under a lease that expires in December 31, 2025.
•
Approximately 806 square meters (equivalent to approximately 8,676 square feet) of office space under a lease for part of the building located at Hechtsheimer Straße 37, 55131 Mainz under a lease that expires in November 30, 2026.
•
Approximately 1,799 square meters (equivalent to approximately 19,364 square feet) of office space under a lease for part of the building located at Haifa Allee 38, 55128 Mainz under a lease that expires in November 30, 2026.
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
•
We also own a plot of land of approximately 8,753 square meters (equivalent to approximately 94,216 square feet) at Hechtsheimer Straße, 55131 Mainz, where construction for a GMP manufacturing facility has commenced early last year.

In addition, our BioNTech IMFS facility in Idar-Oberstein, Germany, occupies approximately 2,800 square meters (equivalent to approximately 30,140 square feet). This includes 650 square meters (approximately 7,000 square feet) of clean room area, and 700 square meters (approximately 7,500 square feet) of development and quality control laboratories. We occupy approximately 575 square meters (equivalent to approximately 6,200 square feet) of this space, which is used primarily for storage, under a lease that has an initial expiry date of October 1, 2021, but which we have extended until September 30, 2026. We occupy approximately 100 square meters (equivalent to approximately 1,075 square feet) of this space, which is used primarily for storage, under a lease that can be terminated by either party on six months’ written notice (but not earlier than May 1, 2020). We occupy approximately 80 square meters (equivalent to approximately 860 square feet) of this space, which is used as office space, under a lease that can be terminated by either party on three months’ written notice. The rest of this facility, including the GMP-certified manufacturing suites, is owned by BioNTech. We also recently purchased a building of approximately 802 square meters (equivalent to approximately 8,632 square feet) near our IMFS facility in Idar-Oberstein, which will be used as office space. We have also added 1,940 square meters of container office space (equivalent to approximately 20,882 square feet) at Vollmersbachstraße under a lease which expires June 30, 2023. We have added 2,106 square meters of container space for QA and QC processes (equivalent to approximately 22,669 square feet) at Vollmersbachstraße under a lease which expires July 31, 2025.

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

Additional space in Marburg, Germany that is occupied by us includes:

•
Approximately 920 square meters (equivalent toapproximately9,903 square feet) of office space under a lease which will expire May 31, 2026.
•
Approximately 2,040 square meters (equivalent to 21,958 approximately square feet) of GMP and office space under a lease which will expire April 30, 2032.

•
We are also currently expanding into a new facility of 2,882 square meters (equivalent to approximately 31,022 square feet) at the Marburg site under a lease which is due to expire November 30, 2023.

At our JPT facility in Berlin, Germany, we occupy approximately 1,794 square meters (equivalent to approximately 19,299 square feet) of office, laboratory and other space. Approximately 250 square meters of that space (equivalent to approximately 2,690 square feet) is occupied under a lease, which has an expiry date of June 20, 2020 and will continue for further six-month periods, unless terminated by either party on three months’ prior written notice. Approximately 1,523 square meters (equivalent to approximately 16,199 square feet) are occupied under a lease for an indeterminate period but which may be terminated by either party on 12 months’ prior written notice. The remaining approximately 20 square meters (equivalent to approximately 215 square feet) of storage space is occupied under a lease on a monthly basis and can be terminated by either party giving two weeks’ written notice. Construction of a new laboratory and office building at Adlershof in Berlin, which is owned by JPT, is currently being planned. Construction application is due to be submitted in March 2022.

In Berlin we have leased approximately 474 square meters (equivalent to approximately 5,105 square feet) of office space under a lease for part of the building located at Friedrichstraße 101, 10117 Berlin, which will expire September 30, 2026.

In Martinsried, Germany, outside Munich, we occupy approximately 1,862 square meters (equivalent to approximately 20,042 square feet) under a lease that had an initial term which expired on December 31, 2020, but which we extended until December 31, 2026.

In Neuried, Germany, outside Munich, we occupy approximately 1,732 square meters (equivalent to approximately 18,643 square feet) of laboratory and office space under a lease that was due to expire on December 31, 2021, but where we chose the option to expand and extend the lease until November 30, 2031.

In Halle (Saale), Germany, we have since the beginning of 2020 occupied approximately 415 square meters (equivalent to approximately 4,467 square feet) of office and other space under a lease that expires on February 28, 2023. We further occupy 90 square meters (equivalent to approximately 968 square feet) of laboratory space under a lease that also expires on February 28, 2023. Each lease will renew automatically for an additional one-year period until terminated by either party on six months’ prior written notice to expire at the end of the lease period (or any extension thereof).

In Fussgoenheim, Germany, we occupy approximately 9,138 square meters (equivalent to approximately 98,361 square feet) of freezer farm space under a lease that has an initial term that expires on December 31, 2021, and with the option to extend until December 31, 2025.

In Mutterstadt, Germany, we occupy approximately 5,269 square meters (equivalent to approximately 56,715 square feet) of freezer farm space under a lease that has an initial term that expires on December 31, 2024, and with the option to extend until December 31, 2025.

In Vienna, Austria, we occupy approximately 300 square meters (equivalent to approximately 3,229 square feet) of laboratory and office space at Leberstraße 20, 1110 Vienna, Austria. The lease is due to expire on May 31, 2022. New office space has been found and a lease contract is under negotiation.

In Shanghai, China, we have leased 548 square meters (equivalent to approximately 5,899 square feet) of office space located at HKRI Centre One, HKRI Taikoo Hui HKRI Center, Shanghai, which we will occupy as of April 2022. The lease will expire July 31, 2024 and may be extended for an additional three years.

In Cambridge, Massachusetts we occupy:

•
Approximately 2,490 square meters (equivalent to approximately 26,802 square feet) of laboratory and office space under a lease for part of a building located at 40 Erie Street that has an initial term that expires on September 30, 2024, but which we have the option to extend until September 30, 2029.
•
Approximately 1,672 square meters (equivalent to approximately 18,000 square feet) of laboratory and office space for part of a building located at 45-75 Sidney Street under a lease which will expire December 31, 2024.

•
Approximately 929 square meters (equivalent to approximately 10,000 square feet) of office space for part of a building located at 60 Hamilton Street under a lease which will expire June 30, 2023.

In Gaithersburg, Maryland we are leasing approximately 5,476 square meters (equivalent to approximately 60,022 square feet) under a lease that had an initial term which expired on September 30, 2030, but which the option to extend until July 31, 2033 was exercised.

We intend to expand our capacity as follows:

•
In January 2022, we commenced construction of a four-story building at our BioNTech Campus at An der Goldgrube 12 in Mainz, Germany, which we will own. We have planned laboratory space for research and development, offices, storage facilities, a conference center and cafeteria. As a result, we will occupy an additional 24,000 square meters (equivalent to approximately 258,300 square feet) of laboratory space and office space.
•
On January 13, 2022 we purchased property and will commence construction of a new office building adjacent to the planned iNeST GMP manufacturing facility. Upon completion of the construction project, we will occupy up to approximately 6100 additional square meters (equivalent to approximately 65,650 square feet) of useable floor space for offices, storage, meeting areas and cafeteria.
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

We are committed to the continued development of world-class laboratory and manufacturing operations to support our research and development and clinical manufacturing needs, to prepare for commercial scale manufacturing of our product candidates, and to realize external commercial opportunities. Our planned laboratory and manufacturing investments include:

•
expansion of storage capacities at our BioNTech IMFS facility
•
our planned commercial scale facility in Mainz, which will occupy more than 100,000 square feet and will house cleanrooms, laboratories and offices;
•
an expansion of our JPT facility, which is designed to more than double our capacity; and
•
an expansion of our laboratory space for research and development of approximately 4,200 square meters (equivalent to approximately 45,208 square feet) on our Mainz campus by Q3 2022.

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

A. Operating Results

Financial Operations Overview

The following table shows our consolidated statements of profit or loss for each period presented:

	Years ended December 31,
	2021	2020	2019
(in millions)

Revenues
Research & development revenues	€102.7	€178.8	€84.4
Commercial revenues	18,874.0	303.5	24.2
Total revenues	€18,976.7	€482.3	€108.6

Cost of sales	(2,911.5)	(59.3)	(17.4)
Research and development expenses	(949.2)	(645.0)	(226.5)
Sales and marketing expenses	(50.4)	(14.5)	(2.7)
General and administrative expenses	(285.8)	(94.0)	(45.5)
Other operating expenses	(94.4)	(2.4)	(0.7)
Other operating income	598.4	250.5	2.7
Operating income / (loss)	€15,283.8	€(82.4)	€(181.5)

Finance income	67.7	1.6	4.1
Finance expenses(1)	(305.1)	(65.0)	(2.0)
Profit / (loss) before tax	€15,046.4	€(145.8)	€(179.4)

Income taxes	(4,753.9)	161.0	0.2
Profit / (loss) for the period	€10,292.5	€15.2	€(179.2)

Earnings per share(2)
Basic profit / (loss) for the period per share	€42.18	€0.06	€(0.85)
Diluted profit / (loss) for the period per share	€39.63	€0.06	€(0.85)

(1)
Finance expenses disclosed separately in prior periods have been condensed. Please refer to Note 7.8 for further details on finance expenses.
(2)
Capital increase due to 1:18 share split occurred on September 18, 2019. Retroactive effect is reflected in number of shares which relate to the period before the share split.

Important Financial and Operating Terms and Concepts

Revenues

Prior to December 2020, our revenue was primarily derived from our collaborations and license agreements in the research and development phase. Research and development revenues were derived from upfront payments, development milestone payments and reimbursement of development expenses.

Since December 2020, our COVID-19 vaccine has been fully approved, granted conditional marketing authorization, or approved or authorized for emergency or temporary use in over 100 countries and regions worldwide, which resulted in recognition of revenues from the commercial sale of pharmaceutical products for the first time. Consequently, we have progressed from earning revenues primarily from research and development to earning revenues from commercial sales.

Our commercial revenues are primarily collaboration revenues from earnings based on our partners’ gross profit, which is shared under the respective collaboration agreements and sales milestone payments in addition to revenue from other sales transactions and services sold to third-party customers. We recognize revenues from selling COVID-19 vaccine manufactured by us to collaboration partners for further processing and to external customers in markets within our territory. Revenues for our share of the collaboration partners’ profit is recognized as sales occur which is when the performance obligation has been satisfied. As described further in “Critical Accounting Policies and Use of Estimates” and Note 3 to our consolidated financial statements included elsewhere in this Annual Report, we use certain information from our collaboration partners, some of which is based on preliminary data shared between the partners and might vary once final data is available.

Our ability to generate revenue from sales of pharmaceutical products and sustain profitability depends upon our and our collaborators’ ability to further successfully commercialize our product candidates and products. Our ability to generate COVID-19 vaccine revenues depends, in part, upon the development of the COVID-19 pandemic, our production capacity, as well as vaccine acceptance or hesitancy, among other factors as listed in our risk factors of this annual report. The timing of product manufacturing and delivery will determine the period in which revenue may be recognized.

To the extent that existing or potential future collaborations generate revenue, our revenue may vary due to many uncertainties in the development of further product candidates and other factors.

For further information on our revenue recognition policy, see “- Critical Accounting Policies and Use of Estimates - Revenue Recognition.”

Cost of sales

Our cost of sales include royalty expenses, purchased services, personnel-related expenses and laboratory supplies, which are generally expensed in the period in which the associated revenue occurs. Cost of sales also includes amounts paid to collaboration partners for their share of profits earned in collaboration arrangements where we are the principal in the transaction.

Our cost of sales will increase further, subject to us increasing our commercial activities with respect to our COVID-19 vaccine.

Research and Development Expenses

The nature of our business and primary focus of our activities, including development of our platforms and manufacturing technologies, generate a significant amount of research and development expenses.

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

Our sales and marketing expenses is expected to continue to increase, subject to us progressing our commercial activities with respect to our COVID-19 vaccine.

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

We anticipate general and administrative expenses will continue to increase as research, development and commercial activities expand. This increase will likely relate to additional personnel and increased purchased service costs related in part to finance, legal and intellectual property-related matters along with increased expenses related to administrating our commercial activities with respect to our COVID-19 vaccine.

Other Operating Income / Expenses

Our other operating income and expenses consists primarily of income from government grants, foreign exchange differences arising on operating items such as trade receivables and trade payables which are either shown as other operating income or expenses on a cumulative basis and derivative instruments at fair value through profit or loss.

Finance Income / Expenses

Our finance income and expenses consist of interest income and interest expenses on cash, fair value changes on certain financial liabilities as well as foreign exchange differences arising on financing items such as loans and borrowings as well as foreign exchange differences arising on cash and cash equivalents which are either shown as finance income or expenses on a cumulative basis.

Income Taxes

Income taxes mainly include current income taxes incurred on our taxable income of our German tax group as well as deferred taxes recorded on differences between financial reporting and tax bases of assets and liabilities.

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

For further information on our income tax policy, see “—Critical Accounting Policies and Use of Estimates—Income Tax.”

Comparison of the year ended December 31, 2021 and year ended December 31, 2020

Revenues

The following is a summary of revenues recognized for the periods indicated:

	Years ended December 31,		Change
(in millions)	2021	2020	€	%
Revenues
Research & development revenues from collaborations	€102.7	€178.8	€(76.1)	(43)
Genentech Inc.	45.9	49.2	(3.3)	(7)
Pfizer Inc.	43.4	121.6	(78.2)	(64)
Shanghai Fosun Pharmaceutical (Group) Co., Ltd	7.4	5.1	2.3	45
Other	6.0	2.9	3.1	107
Commercial revenues	€18,874.0	€303.5	€18,570.5	n.m.
COVID-19 vaccine revenues	18,806.8	270.5	18,536.3	n.m.
Sales to collaboration partners(1)	970.9	61.4	909.5	n.m.
Direct product sales to customers	3,007.2	20.6	2,986.6	n.m.
Share of collaboration partners' gross profit and sales milestones	14,828.7	188.5	14,640.2	n.m.
Other sales	67.2	33.0	34.2	104
Total revenues	€18,976.7	€482.3	€18,494.4	n.m.

(1)
Represents sales to our collaboration partner of products manufactured by us.

Since December 2020, our COVID-19 vaccine has been fully approved, granted conditional marketing authorization, or approved or authorized for emergency or temporary use in over 100 countries and regions worldwide, which resulted in recognition of revenues from the commercial sale of pharmaceutical products for the first time. Consequently, from the year ended December 31, 2020 to the year ended December 31, 2021, our total revenues from contracts with customers increased by €18,494.4 million from €482.3 million to €18,976.7 million.

Research & Development Revenues from Collaborations

From the year ended December 31, 2020 compared to the year ended December 31, 2021, research and development revenues from collaborations decreased by €76.1 million or 43% from €178.8 million to €102.7 million. This was mainly due to our COVID-19 vaccine collaboration with Pfizer which led to significant research and development revenues during the year ended December 31, 2020 and less research and development revenues for the year ended December 31, 2021 as we progressed to the commercial phase. The decrease was partially offset by €45.9 million of research and development revenues, for the year ended December 31, 2021 from deferred upfront payments based on progress incurred and upon meeting certain development milestones under our influenza collaboration with Pfizer. Additionally, upon receiving the authorization for emergency use and launching our COVID-19 vaccine in Hong Kong, development and regulatory milestones of €7.4 million were achieved and recognized as research and development revenues from our collaboration with Fosun Pharma for the year ended December 31, 2021. In comparison, for the year ended December 31, 2020, €5.1 million research and development revenues were derived from a non-refundable upfront cash payment received as well as development milestones achieved under the collaboration, respectively.

Commercial Revenues

From the year ended December 31, 2020 compared to the year ended December 31, 2021 commercial revenues increased by €18,570.5 million from €303.5 million to €18,874.0 million, mainly due to the high demand for our COVID-19 vaccine. We are the marketing authorization holder in the United States, the European Union, the United Kingdom, Canada and other countries, and holder of emergency use authorizations or equivalents in the United States (jointly with

Pfizer) and other countries, submissions to pursue regulatory approvals on those countries where emergency use authorizations or equivalent were initially granted are ongoing. Pfizer has marketing and distribution rights worldwide with the exception of China, Germany and Turkey. Fosun Pharma has marketing and distribution rights in China, Hong Kong special administrative region, or SAR, Macau SAR and the region of Taiwan. The allocation of marketing and distribution rights defines territories in which the collaboration partners act as a principal.

Whenever responsibilities in the manufacturing and supply process of the COVID-19 vaccine shift and the COVID-19 vaccine is transferred, the vaccine is sold from one partner to the other. During the years ended December 31, 2021 and 2020, we recognized €970.9 million and €61.4 million of revenues, respectively, from selling drug product batches manufactured by us to our partners.

By supplying our territories during the years ended December 31, 2021 and 2020, we recognized €3,007.2 million and €20.6 million of revenues, respectively, from direct COVID-19 vaccine sales in Germany and Turkey. The share of gross profit that we owe our collaboration partner Pfizer based on our sales is recognized as cost of sales.

Based on COVID-19 vaccine sales in the collaboration partners’ territories, we are eligible to receive a share of their gross profit which represents a net figure and is recognized as collaboration revenues during the commercial phase together with sales milestones that are recorded once the underlying thresholds are met. During the year ended December 31, 2021, €14,352.1 million gross profit share and €476.6 million of sales milestones have been recognized as revenues. During the year ended December 31, 2020, €188.5 million gross profit share has been recognized as revenues. In order to determine our share of our collaboration partners’ gross profits, we used certain information from our collaboration partners, some of which is based on preliminary data shared between the partners and might vary once final data is available. The true-up recognized prospectively during the year ended December 31, 2021, with respect to the prior year was not material.

Cost of Sales

The following table summarizes our cost of sales for the periods indicated:

	Years ended December 31,		Change
(in millions)	2021	2020	€	%
Cost of sales
Cost of sales related to COVID-19 vaccine revenues	€2,855.6	€35.6	€2,820.0	n.m.
Cost related to other sales	55.9	23.7	32.2	136
Total cost of sales	€2,911.5	€59.3	€2,852.2	n.m.

From the year ended December 31, 2020 to the year ended December 31, 2021, cost of sales increased by €2,852.2 million from €59.3 million to €2,911.5 million, mainly due to recognizing cost of sales from our COVID-19 vaccine sales, which included the share of gross profit that we owe our collaboration partner Pfizer based on our sales.

Research and Development Expenses

The following table summarizes our research and development expenses for the periods indicated:

	Years ended December 31,		Change
(in millions)	2021	2020	€	%
Research and development expenses
Purchased services	€572.6	€359.9	€212.7	59
Wages, benefits and social security expense	233.1	126.3	106.8	85
Laboratory supplies	53.8	107.8	(54.0)	(50)
Depreciation and amortization	32.9	30.2	2.7	9
Other	56.8	20.8	36.0	173
Total research and development expenses	€949.2	€645.0	€304.2	47

From the year ended December 31, 2020 to the year ended December 31, 2021, our research and development expenses increased by €304.2 million or 47% from €645.0 million to €949.2 million, mainly due to increased research and development expenses from the BNT162 clinical trials launched and conducted in the year ended December 31, 2021, recorded as purchased services with respect to those expenses, which are initially incurred by Pfizer and subsequently charged to us under the collaboration agreement. The increase was further driven by an increase in wages, benefits and social security expenses resulting from an increase in headcount, recording expenses incurred under our share-based-payment arrangements as well as from recognizing inventor remuneration expenses.

Sales and Marketing Expenses

The following table summarizes our sales and marketing expenses for the periods indicated:

	Years ended December 31,		Change
(in millions)	2021	2020	€	%
Sales and marketing expenses
Purchased services	€26.5	€10.9	€15.6	143
Wages, benefits and social security expense	4.3	1.6	2.7	169
Other	19.6	2.0	17.6	880
Total sales and marketing expenses	€50.4	€14.5	€35.9	248

From the year ended December 31, 2020 to the year ended December 31, 2021, our sales and marketing expenses increased by €35.9 million or 248% from €14.5 million to €50.4 million, mainly due to an increase in purchased service which we incurred in connection with progressing our commercial activities with respect to our COVID-19 vaccine.

General and Administrative Expenses

The following table summarizes our general and administrative expenses for the periods indicated:

	Years ended December 31,		Change
(in millions)	2021	2020	€	%
General and administrative expenses
Wages, benefits and social security expense	€90.5	€33.0	€57.5	174
Purchased services	70.2	26.0	44.2	170
Insurance premiums	30.4	4.8	25.6	533
IT and office equipment	25.1	7.4	17.7	239
Depreciation and amortization	7.3	5.1	2.2	43
Other	62.3	17.7	44.6	252
Total general and administrative expenses	€285.8	€94.0	€191.8	204

From the year ended December 31, 2020 to the year ended December 31, 2021, our general and administrative expenses increased by €191.8 million or 204% from €94.0 million to €285.8 million, mainly due to an increase in wages, benefits and social security expenses resulting from an increase in headcount and expenses incurred under the share-based-payment arrangements, increased expenses for purchased management consulting and legal services as well as higher insurance premiums caused by the increased business volume. Our M&A as well as our business development transactions also contributed to the increase in general and administrative expenses.

Other Operating Income / Expenses

The following table summarizes our other result, including other operating income and expenses, for the periods indicated:

	Years ended December 31,		Change
(in millions)	2021	2020	€	%
Other result
Other operating income	€598.4	€250.5	€347.9	139
Foreign exchange differences, net	446.3	—	446.3	—
Government grants	137.2	239.0	(101.8)	(43)
Income from derivative instruments at fair value through profit and loss	5.7	—	5.7	—
Bargain purchase	2.2	7.0	(4.8)	(69)
Other	7.0	4.5	2.5	56
Other operating expenses	€(94.4)	€(2.4)	€(92.0)	n.m.
Loss on derivative instruments at fair value through profit or loss	(86.3)	—	(86.3)	—
Other	(8.1)	(2.4)	(5.7)	238
Total other result	€504.0	€248.1	€255.9	103

From the year ended December 31, 2020 to the year ended December 31, 2021, our total other result increased by €255.9 million or 103% from €248.1 to €504.0 million, mainly due to recording higher foreign exchange differences arising on operating items. The increase reflects the change in foreign exchange rate and relates to our U.S. dollar denominated trade receivables which were mainly incurred under our COVID-19 collaboration with Pfizer, U.S. dollar denominated trade payables as well as U.S. dollar denominated other financial liabilities which mainly relate to obligations incurred from our license agreements. The amounts were partly offset by recording the change in fair value of foreign exchange forward contracts that were entered into during the year ended December 31, 2021 to manage some of our transaction exposures but were not designated as hedging instruments under IFRS. Further, other operating income included the proportion that relates to the year ended December 31, 2021 of the government grant for which we became eligible during the year ended December 31, 2020 as part of an initiative by the German Federal Ministry of Education (Bundesministerium für Bildung und Forschung, or the BMBF) to support our COVID-19 vaccine program.

Finance Income / Expenses

The following table summarizes our finance result for the periods indicated:

	Years ended December 31,		Change
(in millions)	2021	2020	€	%
Finance result
Finance income	€67.7	€1.6	€66.1	n.m.
Foreign exchange differences, net	66.2	—	66.2	—
Interest income	1.5	1.6	(0.1)	(6)
Finance expenses	€(305.1)	€(65.0)	€(240.1)	369
Fair value adjustments of financial instruments measured at fair value	(277.8)	(17.3)	(260.5)	n.m.
Amortization of financial instruments	(21.9)	(3.1)	(18.8)	606
Interest expenses related to lease liabilities	(2.9)	(2.0)	(0.9)	45
Interest expenses related to financial assets	(2.5)	—	(2.5)	—
Foreign exchange differences, net	—	(42.6)	42.6	(100)
Total finance result	€(237.4)	€(63.4)	€(174.0)	274

From the year ended December 31, 2020 to the year ended December 31, 2021, our total financial result decreased by €174.0 million from a negative financial result of €63.4 million to a negative financial result of €237.4 million, mainly due to increased expenses arising from fair value measurement adjustments of the derivative embedded within the convertible note. The change in fair value was mainly driven by the increase in our share price and was recognized as finance expenses in our statements of profit or loss. In February 2022 we gave notice to Temasek that we will exercise our early redemption option and fully redeem the convertible note on March 1, 2022 (see the description of "Liquidity and Capital Resources" in this Item 5 of this Annual Report as well as in Note 12 of our consolidated financial statements included elsewhere in this Annual Report). The effect was offset by recording positive foreign exchange differences during the year ended December 31, 2021 compared to negative foreign exchange differences recorded during the year ended December 31, 2020, each time mainly arising on cash and cash equivalents denominated in U.S. dollar.

Income Taxes

The following table summarizes our income taxes for the periods indicated:

	Years ended December 31,		Change
(in millions)	2021	2020	€	%
Current income taxes	€4,535.0	€—	€4,535.0	—
Deferred taxes	218.9	(161.0)	379.9	(236)
Income taxes	€4,753.9	€(161.0)	€4,914.9	n.m.

Our current income taxes represent mainly corporate and trade taxes derived by our German tax group. The increase in profit during the year ended December 31, 2021 led to taxable income for the year ended December 31, 2021 for the German tax group. Corporate and trade tax charge will become due once tax declarations have been filed and assessed. For the year ended December 31, 2020 the German tax group incurred net tax losses thus no income taxes for the German tax group became due.

Up until the year ended December 31, 2020, deferred tax assets on tax losses had not been recognized as there was not sufficient probability in terms of IAS 12 that there would have been future taxable profits available against which the unused tax losses could have been utilized.

As of December 31, 2021, our accumulated tax losses comprised tax losses of German entities not within the tax group (as of December 31, 2021: BioNTech Innovation and Services Marburg GmbH, BioNTech Innovation GmbH i.G., BioNTech Real Estate Verwaltungs GmbH and the Real Estate partnerships; as of December 31, 2020: reSano GmbH, BioNTech Manufacturing Marburg GmbH, BioNTech Real Estate Verwaltungs GmbH and the Real Estate partnerships) and U.S. tax group. Up until the year ended December 31, 2020, our accumulated tax losses comprised also those of the German tax group.

Since December 2020, our COVID-19 vaccine has been fully approved, granted conditional marketing authorization, or approved or authorized for emergency or temporary use in over 100 countries and regions worldwide, which resulted in recognition of revenues from the commercial sale of pharmaceutical products for the first time. Therefore as of December 31, 2020, it was considered highly probable that taxable profits for the German tax group would be available against which the tax losses could be utilized. On this basis, we had recognized deferred tax assets and liabilities with a net amount of €161.0 million for the cumulative tax losses and temporary differences determined for the German tax group as of December 31, 2020. During the year ended December 31, 2021, deferred tax assets on tax losses which had been recognized for the losses incurred by the German tax group were fully utilized (as per the end of each quarter during the year ended December 31, 2021, a proportionate amount of the deferred tax assets related to the tax loss carryforward was utilized). The change in deferred taxes was also supplemented by deferred taxes on temporary differences.

As of December 31, 2021, we have not recognized deferred tax asset for unused tax losses and temporary differences at amount of €81.0 million (December 31, 2020: €50.5 million, December 31, 2019: €136.0 million) as there is not sufficient probability in terms of IAS 12 that there will be future taxable income available against which the unused tax losses and temporary differences can be utilized.

These amounts included tax losses at an amount of €238.1 million US federal tax losses and €147.4 million US state tax losses (December 31, 2020: €136.8 million US federal tax losses and €60.9 million US state tax losses, December 31, 2019: nil) related to the US tax group, thereof €20.9 million US federal losses that begin to expire at various dates beginning in 2033. All other unused tax losses and temporary differences can be carried forward indefinitely.

The realization of deferred tax assets is dependent upon the generation of future taxable income, the amount and timing of which are subject to uncertainties. We may become subject to income tax audits and adjustments by local tax authorities. The assessments of the recoverability of deferred tax assets and the nature of uncertain tax positions is subject to significant judgment by management and subject to change.

Comparison of the year ended December 31, 2020 and year ended December 31, 2019

Revenues

The following is a summary of revenues recognized for the periods indicated:

	Years ended December 31,		Change
(in millions)	2020	2019	€	%
Revenues
Research & development revenues from collaborations	€178.8	€84.4	€94.4	112
Pfizer Inc.	121.6	14.3	107.3	750
Genentech Inc.	49.2	64.0	(14.8)	(23)
Shanghai Fosun Pharmaceutical (Group) Co., Ltd	5.1	—	5.1	—
Other	2.9	6.1	(3.2)	(52)
Commercial revenues	€303.5	€24.2	€279.3	n.m.
COVID-19 vaccine revenues	270.5	—	270.5	—
Sales to collaboration partners(1)	61.4	—	61.4	—
Direct product sales to customers	20.6	—	20.6	—
Share of collaboration partners' gross profit and sales milestones	188.5	—	188.5	—
Other sales	33.0	24.2	8.8	36
Total revenues	€482.3	€108.6	€373.7	344

(1)
Represents sales to our collaboration partner of products manufactured by us.

During the year ended December 31, 2019 compared to the year ended December 31, 2020, our total revenues from contracts with customers increased by €373.7 million or 344% from €108.6 million to €482.3 million, mainly due to revenues recognized for the first time under our two new collaboration agreements which we entered into during the year ended December 31, 2020 relating to the development of our COVID-19 vaccine and ultimately led to the recognition of COVID-19 vaccine commercial revenues.

Cost of Sales

The following table summarizes our cost of sales for the periods indicated:

	Years ended December 31,		Change
(in millions)	2020	2019	€	%
Cost of sales
Cost of sales related to COVID-19 vaccine revenues	€35.6	€—	€35.6	—
Cost related to other sales	23.7	17.4	6.3	36
Total cost of sales	€59.3	€17.4	€41.9	241

During the year ended December 31, 2019 compared to the year ended December 31, 2020, our cost of sales increased by €41.9 million or 241% from €17.4 million to €59.3 million, mainly due to recognizing cost of sales from our COVID-19 vaccine sales for the first time, which included the share of gross profit that we owe our collaboration partner Pfizer based on our sales.

Research and Development Expenses

The following table summarizes our research and development expenses for the periods indicated:

	Years ended December 31,		Change
(in millions)	2020	2019	€	%
Research and development expenses
Purchased services	€359.9	€65.6	€294.3	449
Wages, benefits and social security expense	126.3	83.2	43.1	52
Laboratory supplies	107.8	37.2	70.6	190
Depreciation and amortization	30.2	27.5	2.7	10
Other	20.8	13.0	7.8	60
Total research and development expenses	€645.0	€226.5	€418.5	185

During the year ended December 31, 2019 compared to the year ended December 31, 2020, our research and development expenses increased by €418.5 million or 185% from €226.5 million to €645.0 million. The increase was mainly due to an increase in research and development expenses from our BNT162 program.

Sales and Marketing Expenses

The following table summarizes our sales and marketing expenses for the periods indicated:

	Years ended December 31,		Change
(in millions)	2020	2019	€	%
Sales and marketing expenses
Purchased services	€10.9	€0.2	€10.7	n.m.
Wages, benefits and social security expense	1.6	1.9	(0.3)	(16)
Other	2.0	0.6	1.4	233
Total sales and marketing expenses	€14.5	€2.7	€11.8	437

During the year ended December 31, 2019 compared to the year ended December 31, 2020, our sales and marketing expenses increased by €11.8 million from €2.7 million to €14.5 million, mainly due to an increase in purchased service which we incurred in connection with progressing our commercial activities with respect to our COVID-19 vaccine.

General and Administrative Expenses

The following table summarizes our general and administrative expenses for the periods indicated:

	Years ended December 31,		Change
(in millions)	2020	2019	€	%
General and administrative expenses
Wages, benefits and social security expense	€33.0	€19.1	€13.9	73
Purchased services	26.0	6.4	19.6	306
IT and office equipment	7.4	4.6	2.8	61
Depreciation and amortization	5.1	4.9	0.2	4
Insurance premiums	4.8	1.1	3.7	336
Other	17.7	9.4	8.3	88
Total general and administrative expenses	€94.0	€45.5	€48.5	107

During the year ended December 31, 2019 compared to the year ended December 31, 2020, our general and administrative expenses increased by €48.5 million or 107% from €45.5 million to €94.0 million. The increase was mainly influenced by higher expenses for purchased management consulting and legal services as well as an increase in headcount leading to higher wages, benefits and social security expenses and higher insurance premiums.

Other Operating Income / Expenses

The following table summarizes our other result, including other operating income and expenses, for the periods indicated:

	Years ended December 31,		Change
(in millions)	2020	2019	€	%
Other result
Other operating income	€250.5	€2.7	€247.8	n.m.
Government grants	239.0	1.5	237.5	n.m.
Bargain purchase	7.0	—	7.0	—
Other	4.5	1.2	3.3	275
Other operating expenses	(2.4)	(0.7)	(1.7)	243
Other	(2.4)	(0.7)	(1.7)	243
Total other result	€248.1	€2.0	€246.1	n.m.

From the year ended December 31, 2019 to year ended December 31, 2020, our total other result increased by €246.1 million from €2.0 million to €248.1 million. The increase mainly results from government grants.

Finance Income / Expenses

The following table summarizes our finance result for the periods indicated:

	Years ended December 31,		Change
(in millions)	2020	2019	€	%
Finance result
Finance income	€1.6	€4.1	€(2.5)	(61)
Foreign exchange differences, net	—	2.3	(2.3)	(100)
Interest income	1.6	1.8	(0.2)	(11)
Finance expenses	€(65.0)	€(2.0)	€(63.0)	n.m.
Fair value adjustments of financial instruments measured at fair value	(17.3)	—	(17.3)	—
Amortization of financial instruments	(3.1)	(0.3)	(2.8)	933
Interest expenses related to lease liabilities	(2.0)	(1.7)	(0.3)	18
Foreign exchange differences, net	(42.6)	—	(42.6)	—
Total finance result	€(63.4)	€2.1	€(65.5)	n.m.

From the year ended December 31, 2019 to the year ended December 31, 2020, our financial result decreased by €65.5 million from €2.1 million finance income, net to €63.4 million finance expenses, net. The latter included €17.3 million in expenses arising from fair value measurement adjustments of the derivative embedded within the convertible note. Furthermore, €42.6 million net negative foreign exchange differences occurred during the year ended December 31, 2020 compared to foreign exchange gains that had been recorded during the year ended December 31, 2019.

Income Taxes

As of December 31, 2020, we had accumulated tax losses with respect to corporate tax and trade tax. Our accumulated tax losses amounted to €596.4 million with respect to corporate income tax and €513.6 million with respect to trade tax comprising tax losses of our German tax group, German entities not within the tax group and our U.S. tax group.

Under German law, tax losses do not expire. Deferred tax assets on tax losses had not been capitalized in previous years, as there was not sufficient probability in terms of IAS 12 that there would have been future taxable profits available against which the unused tax losses could have been utilized. Following the authorization and approval of our COVID-19 vaccine for emergency or temporary use or having been granted conditional marketing authorization in over 65 countries worldwide, we re-evaluated previously unrecognized tax losses. Based on our product-based business plan, including commercial supply commitments agreed with various governments and health ministries under which we either directly supply the COVID-19 vaccine or, if they relate to territories which have been allocated to Pfizer, we receive the profit share to which we are eligible, was then considered highly probable that taxable profits for the German tax group would be available against which the tax losses could be utilized. On this basis, we had recognized deferred tax assets and liabilities with a net amount of €161.0 million for the cumulative tax losses and temporary differences determined for the German tax group as of December 31, 2020.

Our forecast for the U.S. tax group did not provide sufficient probability for the use of existing tax loss carryforwards in the near future. Therefore, the requirements set out by IAS 12 were not fulfilled for the U.S. tax group. As of December 31, 2020, deferred tax assets were only recognized to the extent of deferred tax liabilities.

Information about our operating segments

Decisions with respect to business operations and resource allocations are made by our Management Board, as the chief operating decision maker (CODM) based on BioNTech as a whole. Accordingly, we operate and make decisions as a single operating segment, which is also our reporting segment.

Related Party Transactions

Related party transactions that occurred during the years ended December 31, 2021 and 2020 are explained in Item 7. of this Annual Report as well as in Note 21 of our consolidated financial statements included elsewhere in this Annual Report.

Impact of COVID-19

As we advance our clinical programs, we are in close contact with our principal investigators and clinical sites, and are assessing the impact on the clinical trials, expected timelines and costs on an ongoing basis. We have modified the business practices in response to the spread of COVID-19, including restricting employee travel, developing social distancing plans for employees and cancelling physical participation in meetings, events and conferences. In addition, for certain programs, including BNT111, BNT113, BNT122, BNT141 and BNT142 (RiboMabs), BNT151 and BNT152/153 (RiboCytokines) and BNT161 (Influenza), delays in the commencement of trials were experienced, due to slowed patient enrollment and other delays as a result of the COVID-19 pandemic. After several months of delay to focus efforts on our COVID-19 vaccine in 2020, in 2021 we have started four Phase 2 clinical trials that include our FixVac product candidates BNT111 and BNT113 and our iNeST program BNT122 as well as the bispecific antibody program BNT311. Since beginning of 2021, we started 5 Phase 1 clinical trials that include BNT211 (CARVac), BNT221 (NEO-PTC-01, a neoantigen-based T-cell therapy), BNT151 and BNT152+153 (RiboCytokines) as well as BNT141 (Ribomab). The delays, even though they were temporary, may negatively impact our operations and overall business by delaying further progress of these clinical trials and preclinical studies. Our operations, including research and manufacturing, could also be negatively impacted due to the potential impact of staff absences as a result of self-isolation procedures or extended illness. Such factors were evaluated and considered when preparing this Annual Report for the year ended December 31, 2021. We will continue to evaluate observed and potential effects of the COVID-19 pandemic.

COVID-19 Collaborations

In response to the COVID-19 pandemic, we initiated our COVID-19 vaccine development program in late January 2020, leveraging our proprietary mRNA platform, and assembled a global consortium of partners including Pfizer (worldwide collaboration outside of China) and Fosun Pharma (China).

Details about our COVID-19 collaborations are described further in Items 4 and 5 as well as the notes to our consolidated financial statements included elsewhere in this Annual Report.

Critical Accounting Policies and Use of Estimates

Our consolidated financial statements for the years ended December 31, 2021 and 2020 have been prepared in accordance with IFRS, as issued by the IASB. Our accounting policies employed are described in Note 3 to our consolidated financial statements included elsewhere in this Annual Report. We have reviewed these critical accounting policies and estimates with the Audit Committee of our Supervisory Board.

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

Revenue from Contracts with Customers

We recognize revenue through collaboration and license agreements, rendering of services and sales of products based on the facts and circumstances of each contractual agreement.

Identification and Determination of Performance Obligations

Our collaboration and license agreements, described in more detail in “Business—XIII. Third-Party Collaborations”, typically contain multiple elements, and have been determined as qualifying as contracts with customers. At inception of each agreement, we apply judgment when determining which promises represent distinct performance obligations. When licenses are granted, we determined that the grant of the license is the predominant promise within the combined performance obligations and the promise to grant a license is accounted for as a performance obligation satisfied over time as our customer simultaneously receives and consumes the benefits from our performance.

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

Upon successfully commercializing a pharmaceutical product, the collaboration and license agreements also provide for additional profit-sharing or tiered royalties earned when customers recognize net sales of licensed products as well as sales milestone payments. Revenue is recognized based on the sales-based or usage-based royalty exemption; i.e. when, or as, the underlying sales occur, which is when the performance obligation has been satisfied.

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

Pfizer Agreement Characteristics

With respect to our collaboration with Pfizer, commercial revenue is recognized based on our collaboration partners’ gross profit from COVID-19 vaccine sales, which is shared under the respective collaboration agreement. In determining commercial revenue pursuant to this collaboration agreement, we are reliant on our collaboration partner for detail regarding its gross profit for the period at hand. Certain of the information which our collaboration partner provides us with to identify the gross profit are, by necessity, preliminary and subject to change. This is mainly due to the fact that our partner’s financial reporting cycle differs from ours. Pfizer’s subsidiaries outside the United States have a fiscal year-end of November 30; hence the Pfizer Quarter is equal to the Calendar Quarter with respect to the U.S. territory but is deferred by one month with respect to the territories outside the United States. This implies that the details on sales are required by us in advance of Pfizer closing the respective reporting periods. As a result, our determination of our share of such gross profit especially for this last month of the calendar cycle needs to be estimated for the purposes of recognizing revenues and is subject to the risk that amounts reported might vary from actual amounts reported once our collaboration partner’s final financial results are available.

Pfizer’s gross profit shares are calculated based on sales and include consideration of transfer prices. The latter includes manufacturing and shipping costs, which represent standard prices and include mark-ups on manufacturing costs as specified by the terms of the agreement. Manufacturing and shipping cost variances were considered as far as those have been identified. Nevertheless, those input parameters may be adjusted once actual costs are determined. The sales as reported by Pfizer for the Pfizer quarter, as well as sales preliminary reported for last month of the calendar quarter and territories outside the United States have been used to estimate license obligations in terms of royalties and sales milestones. Sales milestones and royalties are recognized as they are earned by the partners. Sales milestones are shared equally, while royalty payments are shared on the basis of revenue in the territories for which the partners are responsible. The estimated royalty fees applied to net sales reflect the license obligations to the extent currently identified from third party contractual arrangements. Changes in estimates are accounted for prospectively, when determined.

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

Historically, adjustments to these estimates to reflect actual results or updated expectations, have not been material to our overall business. The adjustment to the estimated amounts as of December 31, 2020, which was recorded during the three months ended March 31, 2021 was 5% of revenues and the extent of the adjustments decreased throughout the year ended December 31, 2021 (i.e., adjustments were between 1% and 3% of revenues with respect to the first three quarters during 2021).

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

Research and Development Expenses

The nature of our business and primary focus of our activities, including development of our platforms and manufacturing technologies, generate a significant amount of research and development expenses. Research costs are expensed as incurred. Development expenditures on an individual project are recognized as an intangible asset if, and only if, the capitalization criteria are met. We have entered into agreements under which third parties grant licenses to us. If those licenses grant access to technologies, both parties jointly perform research or development activities and both are exposed to significant risks and rewards of the activities, costs incurred with the agreements are not treated differently from costs related to own product candidates. If the agreements grant us rights to use certain patents and technologies that meet the definition of an identifiable assets, they are treated as acquired intangible assets. Due to the inherent risk of failure in pharmaceutical development and the uncertainty of approval, management has determined that these criteria are not met before regulatory approval is achieved. The related expenditure is reflected in the consolidated statements of profit or loss in the period in which the expenditure is incurred. Sales-based milestone or royalty payments incurred under license agreements relating to self-developed intangibles after the approval date of the respective pharmaceutical product are recognized as expenses as incurred. Prior to initial regulatory approval, costs relating to production of pre-launch products are expensed as research and development expenses in the period incurred. If pre-launch products are sold, the respective product gross margin may be higher compared to the expected recurring margin as the underlying costs will not be included in cost of sales.

Business Combinations

The allocation of the purchase price for business acquisitions to the identifiable assets acquired and liabilities assumed based on their respective fair values, requires use of accounting estimates and judgment. Acquired intangible assets are valued using valuation models such as the Multi Period Excess Earnings Method under which fair values are derived from future net cash flows, which are discounted to the acquisition date using an appropriate discount factor. We have estimated fair values of assets acquired, liabilities assumed and contingent considerations based on reasonable assumptions. We continue to collect information and reevaluate these provisional estimates and assumptions in accordance with IFRS 3. Any adjustments to these provisional estimates and assumptions are recorded against goodwill provided they arise within the measurement period. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of profit or loss.

For further information regarding our business combination policy, please refer to Note 2.3.1 to our consolidated financial statements included elsewhere in this Annual Report.

Share-Based Payments

Determining the fair value of share-based payment transactions requires the most appropriate valuation for the specific program, which depends on the underlying terms and conditions. We used valuation models like a binomial or Monte-Carlo simulation model for the measurement of the cash- and equity-settled transactions’ fair value considering certain assumption relating to, e.g., the volatility of stock price, the determination of an appropriate risk-free interest rate, expected dividends and the probability of reaching a minimum hurdle to exercise the relevant options. For awards which were granted prior to the initial public offering, at a time where no quoted market prices existed, the valuation model assumptions included the option’s underlying share price. For awards which were granted post the initial public offering, the grant date’s share prices on the Nasdaq Global Select Market were included in the valuation.

For further information regarding our share-based payments accounting policy and disclosures, see Note 2.3.16 and Note 17 to our consolidated financial statements included elsewhere in this Annual Report.

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

As of December 31, 2021, our management continued to determine that deferred tax assets on tax losses carried forward that relate to subsidiaries which have a loss making history cannot be recognized. This includes the assessment that those subsidiaries neither have any taxable temporary difference nor any tax planning opportunities available that could support the recognition of deferred tax assets.

For further disclosures relating to income taxes, see Note 2.3.6 to our consolidated financial statements included elsewhere in this Annual Report.

B. Research and Development, Patents and Licenses, etc.

Full details of our research and development activities and expenditures are given in Item 4 and under the description of the “Operating Results” in this Item 5 within this Annual Report.

C. Trend Information

See the description of “Operating Results” in this Item 5 within this Annual Report.

D. Liquidity and Capital Resources

Prior to December 2020 we funded our operations primarily from private placements of our ordinary shares, issuances of ordinary shares (including in the form of American Depositary Shares, or ADSs) in connection with our public offerings, generation of proceeds under our collaboration agreements, secured bank loans and issuance of a convertible note. Since December 2020, our COVID-19 vaccine has been fully approved, granted conditional marketing authorization, or approved or authorized for emergency or temporary use in over 100 countries and regions worldwide, which resulted in recognition of revenues from the commercial sale of pharmaceutical products for the first time. Consequently, we have progressed from earning revenues primarily from research and development to earning revenues from commercial sales. On the R&D front, we are focused on developing next generation COVID-19 vaccines to maintain leadership and pandemic preparedness as well as broaden the label of and access to the vaccine. We also plan to invest heavily to build out our global development organization, bringing in talent with clinical and regulatory expertise needed to rapidly advance our diversified clinical pipeline. We are also taking the opportunity to diversify our therapeutic area footprint which will enable us to fully leverage the potential of all technology platforms across autoimmune diseases, inflammatory diseases, cardiovascular disease, neurodegenerative diseases, and regenerative medicines. In addition, we plan to enhance capabilities through complementary acquisitions, technologies, infrastructure and manufacturing. To support our future trajectory, growing the organization and expanding our team is of utmost importance. We are on the way to develop our global footprint in key regions including Europe, the United States, Asia and Africa. Additionally, investing in manufacturing capabilities for key technologies and deploying our pandemic response capabilities remain priorities for us. As of December 31, 2021, we had cash and cash equivalents of €1,692.7 million. Cash deposits with an original term of six months are presented as other financial assets. Within our interim condensed consolidated financial statements as of, and for the three and nine months ended, September 30, 2021, cash deposits in an amount of €367.0 million with a term of six months at inception had been classified as cash and cash equivalents. The presentation as other financial assets in our consolidated statements of financial position and cash flow used in investing activities in our consolidated statements of cash flows was corrected as of and for the year ended December 31, 2021. As of December 31, 2021 the remaining term until maturity for the investments made was on average less than one month and the cash deposits in the amount of €375.2 million, were returned to cash and cash equivalents during January and February 2022. When analyzing our liquidity, we anticipate certain significant balance sheet items that are expected to improve our cash and cash equivalents balance subsequent to the end of the reporting period. Our trade receivables remained outstanding as of December 31, 2021 mainly due to the contractual settlement of the gross profit share under our COVID-19 collaboration with Pfizer as described in Note 6.2 to our consolidated financial statements included elsewhere in this Annual Report. As of December 31, 2021, our trade receivables included in addition to the profit share for the fourth quarter of 2021, trade receivables which related to the gross profit share for the third quarter of 2021. The payment settling our gross profit share for the third quarter of 2021 (as defined by the contract) was received from our collaboration partner subsequent to the end of the reporting period in January 2022. From our trade receivables outstanding as of December 31, 2021, we had already collected €4,693.6 million in cash by January 16, 2022.

Cash and cash equivalents are invested in accordance with our investment policy, primarily with a focus on liquidity and capital preservation, and consist primarily of cash in banks and on hand and short-term deposits with an original maturity of three months or less, which are stated at fair value.

We maintain two secured loans with Deutsche Bank AG, or Deutsche Bank, a €9.5 million secured credit facility at a rate of 2.1% and maturing on September 30, 2028 to finance the buildouts of our JPT Peptide Technologies GmbH facility and a €10.0 million secured credit facility at a rate of 2.15% and maturing on December 30, 2027, of Innovative Manufacturing Services GmbH facility, respectively. As of December 31, 2021, the full amounts under these facilities were drawn down and were started to be repaid. Each of these facilities is secured by liens over our property. Subsequent to the end of the reporting period, we agreed to repay both Deutsche Bank loans as of February 25, 2022.

In July 2020, we offered 5,500,000 ADSs each representing one of our ordinary shares, in a public, underwritten offering on the Nasdaq Global Select Market at a public offering price of $93.00 per ADS, or the Underwritten Offering. In August 2020, following the Underwritten Offering, we issued 16,124 ADSs each representing one of our ordinary shares, in a rights offering at the same public offering price of $93.00 per ADS, or the Rights Offering. The Underwritten Offering and the Rights Offering are part of a single, global offering which we refer to as the Global Offering. The gross proceeds of the Global Offering were $513.0 million (€436.3 million).

A fund associated with Temasek Capital Management Pte. Ltd., or Temasek, and another accredited investor participated in a private investment which we refer to as the June 2020 Private Placement. The private placement includes an investment in a four years mandatory convertible note and an investment in ordinary shares. The €100.0 million four-year mandatory convertible note has a coupon of 4.5% per annum and a conversion premium of 20% above the reference price. In February 2022, we gave notice to Temasek that we will exercise our early redemption option and fully redeem the convertible note on March 1, 2022, the redemption date. The early redemption will be fulfilled by issuing the number of our ordinary shares calculated pursuant to the early redemption provisions of the convertible note, plus paying any fractional share and accrued but unpaid interest up to (but excluding) the redemption date. The early redemption was already expected and reflected in the presentation of the financial liability and our estimates for future cash flows and conversion effects under the convertible note as of December 31, 2021.

In September 2020, we became eligible to receive up to €375.0 million in funding from an initiative by the German Federal Ministry of Education (Bundesministerium für Bildung und Forschung, or the BMBF) to support our COVID-19 vaccine program, BNT162. The BMBF funding was granted to accelerate our vaccine development, to upscale manufacturing capabilities in Germany and compensate costs that incurred while continuing to test the COVID-19 vaccine in clinical trials. During the year ended December 31, 2021 the final draw downs were made.

In November 2020, we entered into a sales agreement, or the Sales Agreement, with Jefferies LLC and SVB Leerink LLC, as sales agents, to establish an at-the-market offering program, pursuant to which we may sell, from time to time, ADSs representing ordinary shares for aggregate gross proceeds of up to $500.0 million. During the year ended December 31, 2020, we sold 735,490 ADSs, each representing one of our ordinary shares and previously held in treasury, under the Sales Agreement for aggregate gross proceeds of $92.9 million (€76.5 million). In addition, during the year ended December 31, 2021, we sold 995,890 ADSs, each representing one of our ordinary shares that had previously been held in treasury, under the Sales Agreement for aggregate gross proceeds of $200.0 million (€163.6 million). As of December 31, 2021, the remaining capacity under the Sales Agreement is $207.1 million. Under the at-the-market offering program ADSs are sold via the stock exchange and therefore no shareholders’ subscription rights are affected.

We expect our Management Board and Supervisory Board to authorize a share repurchase program of ADSs, pursuant to which we may repurchase ADSs in the amount of up to $1.5 billion over the next two years. We expect to use all or a portion of the ADSs we repurchase and hold in treasury to satisfy upcoming settlement obligations under our share-based payment arrangements.

We will propose a special cash dividend of €2.00 per ordinary share (including those held in the form of ADSs), which corresponds to an aggregate of approximately €486.0 million, based on the shares outstanding as of March 30, 2022, pending approval at our Annual General Meeting to be held in June 2022 which we expect to serve as the record date for the dividend.

In January 2022, we announced a new research, development and commercialization collaboration with Pfizer to develop a potential first mRNA-based vaccine for the prevention of shingles (herpes zoster virus, or HZV). Under the terms of the agreement, Pfizer will pay $225.0 million in upfront payments, including a cash payment and an equity investment as we will pay Pfizer $25.0 million for the company’s proprietary antigen technology. In addition, we are eligible to receive future regulatory and sales milestone payments of up to $200.0 million as well as a share of gross profits arising from future product sales. The issuance of 497,727 ordinary shares with the nominal amount of €0.5 million was registered with the commercial register (Handelsregister) on March 24, 2022.

Cash Flow

The following table summarizes the primary sources and uses of cash for each period presented:

	Years ended December 31,
(in millions)	2021	2020	2019
Net cash flows from (used in):
Operating activities	€889.7	€(13.5)	€(198.5)
Investing activities	(566.1)	(144.8)	(77.2)
Financing activities	94.2	894.7	383.3
Total cash inflow	€417.8	€736.4	€107.6

Operating Activities

We derive cash flows from operations primarily from collaborations, the sale of products and services rendered. Our cash flows from operating activities are significantly influenced by our use of cash for operating expenses and working capital to support the business. Historically we have experienced negative cash flows from operating activities as we have invested in the development of our technologies and manufacturing capabilities, as well as in our clinical and preclinical development of our product candidates. During the year ended December 31, 2021, our cash flows from operating activities became positive, as we received the settlement payment of our gross profit share of the first and second quarter of 2021 from our collaboration partner which was mainly reduced by the tax payments we made for the year ended December 31, 2021 as well as the amounts spent on our operating activities. As described previously in this Item 5 within this Annual Report and in Note 6.2 to the consolidated financial statements included elsewhere in this Annual Report, the contractual settlement of the gross profit share has a temporal offset of more than one calendar quarter. Therefore, subsequent to the end of the reporting period, in January 2022, we further improved our cash position as we received the settlement payment of our gross profit share for the third quarter of 2021 (as defined by the contract).

Net cash from operating activities for the year ended December 31, 2021 was €889.7 million, comprising a profit before tax of €15,046.4 million, positive non-cash adjustments of €42.6 million, and a net negative change in assets and liabilities of €10,730.4 million. Non-cash items primarily included finance expenses related to our convertible bond fair value update which were offset by net foreign exchange differences and movements in government grants. The net negative change in assets and liabilities was primarily due to an increase in trade receivables related to our COVID-19 collaboration with Pfizer, as previously discussed in this Item 5 within this Annual Report and as described in Note 6.2 to the to the consolidated financial statements included elsewhere in this Annual Report.

Net cash used in operating activities for the year ended December 31, 2020 was €13.5 million, comprising a loss before tax of €145.8 million, non-cash adjustments of €227.1 million, and a net negative change in assets and liabilities of €93.1 million. Non-cash items primarily included movements in government grant, depreciation and amortization as well as share-based compensation expenses and non-cash effective finance expenses. The net negative change in assets and liabilities was primarily due to an increase in trade receivables and a decrease in payables and liabilities as well as inventories.

Net cash used in operating activities for the year ended December 31, 2019 was €198.5 million, comprising a loss before tax of €179.4 million, non-cash adjustments of €64.9 million, and a net negative change in assets and liabilities of €83.5 million. Non-cash items primarily included depreciation and amortization as well as share-based compensation expenses. The net negative change in assets and liabilities was primarily due to a decrease in contract liabilities and trade payables.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2021 was €566.1 million, comprising the effect from €375.2 million cash deposits, presented as financial assets as of December 31, 2021 due to their original term of six months, were shown as cash flow used in investing activities during the year ended December 31, 2021 but were returned to cash and cash equivalents during January and February 2022. In addition, €127.5 million was attributable to the purchase of property, plant and equipment including the amounts spent with respect to our acquired facility in Gaithersburg, Maryland, United States as well as €20.8 million spent upon the acquisition of our new subsidiary in Vienna, Austria.

Net cash used in investing activities for the year ended December 31, 2020 was €144.8 million, of which €66.0 million was attributable to the purchase of property, plant and equipment and €60.6 million were mainly attributable to the acquisition of our new manufacturing facility in Marburg, Germany.

Net cash used in investing activities for the year ended December 31, 2019 was €77.2 million, of which €32.5 million was attributable to the purchase of intangible assets, including the final installment payment for the license agreement for the CellScript patent, and €38.6 million was attributable to the purchase of property, plant and equipment.

Financing Activities

Our primary financing activities consist of issuances of share capital, proceeds from bank loans and payments of lease liabilities.

Net cash from financing activities for the year ended December 31, 2021 was €94.2 million, primarily generated from the sale of treasury shares under the at-the-market offering program net of transaction cost, as previously discussed in this Item 5 within this Annual Report and as described in Note 16 to the consolidated financial statements included elsewhere in this Annual Report and offset by the amount spent when repaying our financing arrangement which was entered with the European Investment Bank, or the EIB, and explained in Note 12 to the consolidated financial statements included elsewhere in this Annual Report .

Net cash from financing activities for the year ended December 31, 2020 was €894.7 million, primarily generated from proceeds from the issuance of shares in the amount of €753.0 million and proceeds from loans and borrowings in the amount of €156.0 million, partially offset by the payment of lease liabilities in the amount of €12.7 million.

Net cash from financing activities for the year ended December 31, 2019 was €383.3 million, primarily generated from proceeds from the issuance of shares in the amount of €375.4 million and proceeds from loans and borrowings in the amount of €11.0 million, partially offset by the payment of lease liabilities in the amount of €3.1 million.

Operation and Funding Requirements

Prior to December 2020, we incurred significant losses and negative cash flows from operations due to our significant research and development expenses and our investment in our manufacturing capabilities. As of December 31, 2020, our accumulated losses amounted to €409.6 million. Those have been offset by the profit generated during the year ended December 31, 2021 and our retained earnings as of December 31, 2021 amounted to €9,882.9 million.

We expect to continue to incur significant and increasing operating expenses for the foreseeable future. We anticipate that our expenses will increase substantially if and as we and our collaborators:

•
continue or expand our research or development of our programs in preclinical development;
•
continue or expand the scope of our clinical trials for our product candidates;

•
initiate additional preclinical, clinical, or other trials for our product candidates, including under our collaboration agreements;
•
continue to invest in our immunotherapy platforms to conduct research to identify novel technologies;
•
change or increase our manufacturing capacity or capability;
•
change or add additional suppliers;
•
add additional infrastructure to our quality control, quality assurance, legal, compliance and other groups to support our operations as a public company and our product development and commercialization efforts, including expansion of sites in Germany and new sites in the United States, and potentially others globally;
•
attract and retain skilled personnel;
•
seek marketing approvals and reimbursement for our product candidates;
•
develop our sales, marketing, and distribution infrastructure for our COVID-19 vaccine and any other products for which we may obtain marketing approval or emergency use authorization;
•
seek to identify and validate additional product candidates;
•
acquire or in-license other product candidates and technologies;
•
acquire other companies;
•
make milestone or other payments under any in-license agreements;
•
maintain, protect, defend, enforce and expand our intellectual property portfolio; and
•
experience any delays or encounter issues with any of the above.

We are a party to license and research and development agreements with universities and other third parties, as well as patent assignment agreements, under which we have obtained rights to patents, patent applications and know-how. We enter into contracts in the normal course of business with CROs for clinical trials, clinical and commercial supply manufacturing, with vendors for preclinical research studies and for other services and products for operating purposes. We work together with CMOs, who manufacture our product candidates and products and enter into lease agreements to lease laboratory, GMP manufacturing, storage and office spaces. Purchase obligations under our agreements to the extent that they are quantifiable and not cancellable have been considered when defining our guidance for future cash commitments. Most of the committed cash outflow in 2022 is related to CMO purchase obligations amounting to €354.4 million and lease payments amounting to €31.3 million. Further, we have purchase obligations with an amount of €199.3 million and lease payment obligations of €178.0 million for the years 2023 and beyond.

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

F. Tabular Disclosure of Contractual Obligations

During 2020, the Securities and Exchange Commission (SEC) voted to adopt amendments to certain financial disclosure requirements in Regulation S-K (also referred to as “November 19, 2020 amendments to Regulation S-K”) which resulted in omitting the presentation of contractual obligations in a tabular form.

G. Safe Harbor

See the beginning of this Item and “Cautionary Statement Regarding Forward-Looking Statements” included elsewhere in this Annual Report.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Management Board (Vorstand)

The following table sets forth the names and functions of the current members of our Management Board, their ages as of December 31, 2021 and their terms:

Name	Age	Term Expires	Position
Prof. Ugur Sahin, M.D.	56	2022	Chief Executive Officer
Sean Marett	56	2022	Chief Business Officer and Chief Commercial Officer
Dr. Sierk Poetting	48	2026	Chief Operating Officer
Prof. Özlem Türeci, M.D.	54	2025(1)	Chief Medical Officer
Ryan Richardson	42	2022	Chief Strategy Officer
Jens Holstein(2)	58	2025	Chief Financial Officer

(1)
Initial term expires May 31, 2022 (renewed beginning March 1, 2022 through May 31, 2025).
(2)
Appointed effective as of July, 1 2021.

The business address of the members of our Management Board is the same as our business address: An der Goldgrube 12, D-55131 Mainz, Germany.

The following is a brief summary of the business experience of the members of our Management Board:

Prof. Ugur Sahin, M.D. co-founded BioNTech in 2008 and has served as our Chief Executive Officer since that time. He is a physician, immunologist and leader in the development of novel approaches to fight cancer and infectious diseases. Ugur Sahin is one of the world’s foremost experts on messenger ribonucleic acid (mRNA) medicines. He has pioneered several breakthroughs enabling the development of mRNA vaccines and other types of immunotherapies. He initiated and oversees “Project Lightspeed,” the historic development of the first mRNA vaccine for COVID-19, moving from lab and clinical testing to conditional approval within an unprecedented 11-month period. He also leads BioNTech’s research and development of neoantigen specific mRNA cancer vaccines which are individually tailored and produced on demand according to the profile of non-synonymous mutations identified by next-generation sequencing in patients’ tumors. Ugur Sahin is co-inventor of more than 500 filed patents applications and patents. His academic credentials include serving as a Full Professor (W3) in Translational Oncology & Immunology at Johannes Gutenberg University in Mainz, Germany, where he was the supervisor for more than 50 PhD students. He also holds the role of Chairman of the Scientific Management Board of the Helmholtz Institute for Translational Oncology (HI-TRON), also in Mainz. Based on his contributions to scientific discovery, Dr. Sahin has received numerous awards and recognitions, including the German Sustainability Award, the Mustafa Prize, and the German Cancer Award. He is married to Prof. Özlem Türeci, M.D..

Sean Marett joined BioNTech in 2012. Prior to joining BioNTech, he worked in global strategic and regional marketing and sales roles at GlaxoSmithKline in the United States and Pfizer in Europe before taking business development executive roles at Evotec and Lorantis, the latter of which he helped to successfully sell to Celldex Therapeutics, Inc. He has successfully executed complex licensing transactions with large pharmaceutical companies, negotiated M&A transactions and raised finance from investors. Sean Marett built and ran a contract clinical manufacturing organization with operations across Europe and the United States for over half a decade for the contract manufacturer, NextPharma. Sean Marett has been Chairman of PHMR Ltd, a company specializing in market access and pharmaceutical reimbursement, since 2017. He became a member of the supervisory board of AiCuris AG in February 2021. He previously held non-executive directorship of KWS BioTest Ltd (successfully sold to Charles River) from 2011 until 2018 and was a member of the investment committee of Mann BioInvest Ltd, a fund dedicated to biotechnology and pharmaceutical company investments from 2013 until 2016. He holds a BSc (Hons) in Biochemistry from Kings College London and an MBA from Manchester Business School.

Dr. Sierk Poetting is our Chief Operating Officer. He joined BioNTech in September 2014 from Novartis, where he served from May 2012 to August 2014 as Vice President and Chief Financial Officer for the Sandoz Division in North America. Sierk Poetting started his career as a consultant with McKinsey & Company. A German citizen, he holds a Master of Science in Optical Sciences from the University of Arizona and a Ph.D. in Physics from the Ludwig-Maximilians University in Munich.

Prof. Özlem Türeci, M.D. Co-founder and Chief Medical Officer of BioNTech, is a physician, immunologist, and cancer researcher with translational and clinical experience. She has helped lead the discovery of cancer antigens, the development of mRNA-based individualized and off-the-shelf vaccine candidates and other types of immunotherapies which are currently in clinical development. Özlem Türeci leads the clinical development of BioNTech’s “Project Lightspeed,” the company’s successful effort to develop and distribute an mRNA-based vaccine against COVID-19, a historic achievement completed in less than one year. She previously served as CEO and Chief Medical Officer of Ganymed Pharmaceuticals AG, which she co-founded with Ugur Sahin and Christoph Huber. The company was acquired by Astellas in 2016. She is also a professor for Personalized Immunotherapy at the University Medical Center Mainz and the Helmholtz Institute for Translational Oncology Mainz (HI-TRON) and currently serves as President of the Association for Cancer Immunotherapy (CIMT) in Germany. She is a recent recipient of the German Sustainability Award, among other notable recognitions. Özlem Türeci is married to Prof. Ugur Sahin, M.D. .

Ryan Richardson is our Chief Strategy Officer. He brings more than 15 years of experience in the finance and healthcare industries to BioNTech. Prior to joining BioNTech in 2018 as the Senior Vice President, Corporate Development & Strategy, Ryan was an Executive Director in the Global Healthcare Investment Banking team at J.P. Morgan in London, where he advised companies in the biotech and life sciences industry on M&A, equity and debt capital financings. Earlier in his career, Ryan spent five years as a Management Consultant to biopharmaceutical companies in the U.S. and Europe, where he worked on a wide range of strategic and operational projects in the areas of commercial strategy, pricing and market access, new product planning, and R&D operations. Ryan holds an MBA from the University

Of Chicago Booth School Of Business, an MSc from the London School of Economics, and a BS in Biology from the University of Kansas.

Jens Holstein is our Chief Financial Officer. Prior to joining BioNTech, Jens was CFO of dual-listed MorphoSys AG where he was instrumental in building a fully integrated biopharmaceutical company. Before joining MorphoSys in 2011, Jens served in multiple CFO positions as well as general management roles within the Fresenius SE Group. He served as Regional CFO for the region EME (Europe/Middle East) and as Managing Director of Fresenius Kabi Deutschland GmbH. From 2006 to 2010, he was Regional CFO of Fresenius Kabi Asia Pacific Ltd., based in Hong Kong. Prior to this appointment, Jens Holstein was Managing Director of Fresenius ProServe GmbH, and CFO and Labor Director of the company's subsidiary Wittgensteiner Kliniken AG. Earlier positions within Fresenius included General Manager of hospitalia care GmbH, Commercial Manager of the Projects & Service business unit of Fresenius AG and Commercial Manager of hospitalia international GmbH. Jens Holstein also spent several years in the consulting industry, including in M&A with positions in Frankfurt and London. Jens Holstein holds a Diploma in Business Administration from the University of Münster, Germany. He is also a Non-Executive Member of the Board of Directors at global genomic diagnostics company Veracyte Inc.

Supervisory Board (Aufsichtsrat)

The following table sets forth the names and functions of the current members of our Supervisory Board, their ages as of December 31, 2021, their terms (which expire on the date of the relevant year’s general shareholders’ meeting) and their principal occupations outside of our Company:

Name	Age	Term Expires	Principal Occupation
Helmut Jeggle (Chairman Supervisory Board)	51	2023	Managing partner and entrepreneurial venture capital investor of Salvia GmbH (Supervisory Board member 4SC AG, AiCuris AG, AFFiRiS AG, APK AG and Tonies SE)
Michael Motschmann (Supervisory Board member)	64	2023	Member of the Management Board and head of equity investments of MIG Capital AG (Supervisory Board member AFFiRiS AG, APK AG, HMW-Emissionshaus AG and HMW-Innovations AG)
Prof. Christoph Huber, M.D. (Supervisory Board member)	77	2023	Professor emeritus at the Johannes-Gutenberg University Mainz (Deputy Chairman of the Supervisory Board Tirol Kliniken GmbH)
Dr. Ulrich Wandschneider (Deputy Chairman Supervisory Board)	60	2023	Managing director of beebusy capital GmbH and independent consultant to companies in the lifescience and healthcare sector (from January 1 till December 31, 2021 Supervisory Board member Vanguard AG)

The business address of the members of our Supervisory Board is the same as our business address: An der Goldgrube 12, D-55131 Mainz, Germany.

The following is a brief summary of the prior business experience of the members of our Supervisory Board:

Helmut Jeggle has been Chairman of our Supervisory Board since its foundation in 2008. He has a degree in business administration from the University of Applied Sciences in Neu-Ulm and an MBA (Master of Business Administration) from the Stuttgart Institute of Management and Technology. From 2000 to 2007, Helmut Jeggle held various positions at Hexal AG. From 2007 onwards, he was, among other things, in charge of Direct Investments at ATHOS KG, the family office of the Strüngmann family, from which he resigned as general partner (Komplementär) in April 2021. Since 2014, Helmut Jeggle has been Managing Director of Salvia GmbH, where he acts as an entrepreneurial venture capital investor. He is currently a member of two other supervisory boards of listed companies, including 4SC AG and Tonies SE.

Michael Motschmann has served as a member of our Supervisory Board since 2008. He co-founded MIG Verwaltungs AG, or MIG, in 2004, where he serves on the Management Board and as Head of Equity Investments. In his role with MIG, Michael. Motschmann currently serves on the supervisory boards of several private portfolio companies.

Prof. Christoph Huber, M.D. is a co-founder of BioNTech and has served as a member of our Supervisory Board since 2008. Christoph Huber has more than 50 years of professional experience in hematology, oncology and translational immunology. He served as Chairman of the Department of Hematology and Oncology at the Johannes-Gutenberg University Mainz from 1990 to 2009 and, since 2009, has served as Chairman Emeritus of the Department of Hematology and Oncology. He was a co-founder of Ganymed Pharmaceuticals AG, now a subsidiary of Astellas. Christoph Huber is an executive board member of CIMT and a board member of Ci3. From 2018 to April 2019, He served as a member of the supervisory board of TRON. Christoph Huber earned his M.D. at the University of Innsbruck.

Dr. Ulrich Wandschneider, Ph.D. has served as a member of our Supervisory Board since 2018. He has more than 20 years of experience in the healthcare sector as a manager in the operative business and as a member of boards and committees. He was a Partner at Arthur Andersen until 2002 and at Deloitte from 2002 to 2004 in the healthcare and life science sector for many years. From 2004 to 2016 Ulrich Wandschneider served as Chief Executive Officer first of Mediclin AG later of Asklepios Kliniken GmbH & Co. KGaA. He currently serves on various supervisory and advisory boards.

B. Compensation

Remuneration of Supervisory Board Members

The remuneration system of our Supervisory Board as included in our Articles of Association is structured as purely fixed compensation. While retaining the system for the compensation of Supervisory Board members, the compensation of Supervisory Board members was adjusted during the year ended December 31, 2021 to maintain its competitiveness. The new provisions were approved by the Annual General Meeting on June 22, 2021 and were applied on a pro-rata basis from July 23, 2021, the date of entry of the corresponding amendment to the Articles of Association in our Commercial Register. Pursuant to Sec. 113 para. 3 AktG, as amended by the Act Implementing the Second Shareholder Rights Directive, the Annual General Meeting of a listed company must pass a resolution on the compensation of the members of the Supervisory Board at least every four years.

Until July 23, 2021, the annual remuneration for each member of the Supervisory Board amounted to €50,000. However, the chairman was entitled to receive €150,000 per year and the vice chairman €75,000 per year. In addition, the chairman of the audit committee was entitled to be paid €20,000 per year.

From July 23, 2021, the members of the Supervisory Board receive an annual compensation of €70,000, the Chairman €210,000 and the Vice Chairman €105,000. The Chairman of the Audit Committee shall receive an additional annual compensation of €30,000. The respective Chairman of another committee shall receive an additional annual compensation of €10,000.

All members of the Supervisory Board are reimbursed for their expenses.

in thousands	Helmut Jeggle	Michael Motschmann	Prof. Christoph Huber, M.D.	Dr. Ulrich Wandschneider

Base Compensation
2021	€177	€59	€59	€88
2020	150	50	50	75
Committee Compensation
2021	4	4	—	24
2020	—	—	—	20
Total
2021	€181	€63	€59	€112
2020	€150	€50	€50	€95

Members of the Supervisory Board who are only members of the Supervisory Board for part of the financial year or who chair or vice-chair the Supervisory Board or the Audit Committee or another committee shall receive the respective compensation on a pro-rata basis. The same applies insofar as this regulation or this regulation in a specific version is only in force during part of the financial year. Therefore, the amounts disclosed above consider the pro-rata application of the adjusted provisions of the Supervisory Board remuneration system.

If the reimbursement of expenses or the compensation is subject to value-added tax, the value-added tax shall be paid in addition.

The Supervisory Board members are included in our D&O liability insurance and are co-insured at our expense.

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

The following sets forth the effective and termination dates of the current service agreements of our Management Board:

•
Prof. Ugur Sahin, M.D.: September 1, 2019 – December 31, 2022
•
Sean Marett: September 1, 2019 – September 30, 2022
•
Dr. Sierk Poetting: September 1, 2019 – November 30, 2026 (renewed as of December 1, 2021)
•
Prof. Özlem Türeci, M.D.: September 1, 2019 – May 31, 2022 (renewed as of March 1, 2022 until May 31, 2025)
•
Ryan Richardson: January 1, 2020 – December 31, 2022
•
Jens Holstein: July 1, 2021 – June 30, 2025

From January 1, 2019 until August 31, 2019, the annual base salaries for our Management Board members, Prof. Ugur Sahin, Sean Marett, Dr. Sierk Poetting and Prof. Özlem Türeci, were €210,000, €360,000, €300,000 and €300,000, respectively. Effective September 1, 2019, the annual fixed compensation for our Management Board members, Prof. Ugur Sahin, Sean Marett and Prof. Özlem Türeci was €360,000, €400,000 and €360,000, respectively. Effective January 1, 2020, the annual fixed compensation of Ryan Richardson is €320,000. Effective December 1, 2021, Dr. Sierk Poetting's annual fixed compensation was increased from €360,000 to €550,000 which led to an effective annual fixed compensation of €375,833 during the year ended December 31, 2021. Effective as of his appointment to the Management Board on July 1, 2021, Jens Holstein's annual fixed compensation was €550,000 which led to an effective annual fixed compensation of €275,000 during the year ended December 31, 2021.

The service agreements with our Management Board provide for a short-term incentive compensation which is an annual performance-related bonus for the years of their respective service periods. Effective January 1, 2020, the maximum short-term incentive compensation for our Management Board members, Prof. Ugur Sahin, Sean Marett, Dr. Sierk Poetting and Prof. Özlem Türeci was 50% of their annual fixed compensation. The same applied to Ryan Richardson's maximum short-term incentive compensation effective since January 1, 2020. Effective July 1, 2021, the maximum short-term incentive compensation for Jens Holstein was defined as €300,000. Effective January 1, 2022, the maximum short-term incentive compensation for Dr. Sierk Poetting has been increased to €300,000. The payout amount of the short-term incentive compensation depends on the achievement of certain financial performance criteria and non-financial performance criteria (performance targets) of the Group in a particular financial year, which goals are set uniformly for all members of the Management Board. 50% percent of the compensation are paid following the determination on the actual achievement of the performance targets (first installment), with the remaining amount payable one year after such determination, subject to adjustment relative to the performance of the price of the American Depositary Shares representing our ordinary shares during that year (second installment).

The service agreements with our Management Board provide for a long-term incentive compensation in terms of an annual grant of options to purchase BioNTech shares for the years of their respective service periods. The options granted each year will be subject to the terms, conditions, definitions and provisions of our Employee Stock Ownership Plan (ESOP) and the applicable option agreement thereunder. Effective January 1, 2020, the number of options to be granted each year to Prof. Ugur Sahin, Sean Marett, Prof. Özlem Türeci and Ryan Richardson are to be calculated based on a value of €750,000, €300,000, €300,000 and €260,000, respectively. The value used to calculate the number of options for Ryan Richardson increases to €280,000 for the year 2022. Effective December 1, 2021, with entering into a new service contract, the value on which the number of options to be granted each year to Dr. Sierk Poetting is based was increased from €300,000 to €550,000 for new awards. Effective as of his appointment to the Management Board on July 1, 2021, the number of options to be granted each year to Jens Holstein was to be calculated based on a value of €550,000. In each case the values must be divided by the amount by which a certain target share price exceeds the exercise price.

Taking the requirements of Sec. 87a para. 1 AktG into account, the Supervisory Board adopted a slightly modified compensation system for the members of the Management Board on May 7, 2021. The compensation system for members of the Management Board was approved by the AGM on June 22, 2021 and becomes effective whenever new service agreements are entered into, existing service agreements are extended or specific compensation components are initiated.

The comprehensive remuneration system as approved by the AGM on June 22, 2021 includes specific provisions with respect to benefits upon termination and is available online on our website www.biontech.de. .

During the years ended December 31, 2021 and 2020, the members of our Management Board received the aggregate remuneration of €20.4 million and €23.7 million, respectively.

in thousands	Prof. Ugur Sahin, M.D.	Sean Marett	Dr. Sierk Poetting	Prof. Özlem Türeci, M.D.	Ryan Richardson(1)	Jens Holstein(2)

Fixed compensation
2021	€360	€400	€376	€360	€320	€275
2020	360	400	360	360	320	—
Fringe benefits(3)
2021	6	22	4	—	16	3
2020	6	11	11	3	4	—
Short-term incentive – first installment
2021	90	100	90	90	80	75
2020	90	100	90	90	80	—
Short-term incentive – second installment(4)
2021	223	248	243	223	200	186
2020	148	164	148	148	133	—
Share-based payments (incl. long-term incentive)(5)
2021	10,907	1,709	1,977	454	517	869
2020	15,912	1,612	1,612	433	1,128	—
Total
2021	€11,586	€2,479	€2,690	€1,127	€1,133	€1,408
2020	€16,516	€2,287	€2,221	€1,034	€1,665	€—

(1)
Ryan Richardson was appointed to the Management Board as Chief Strategy Officer (CSO) and Managing Director effective as of January 12, 2020. Expenses from a bonus arrangement agreed with Ryan Richardson in advance of his appointment to the Management Board are included in the share-based payments amount. During the year ended December 31, 2020, the arrangement was modified from an all-equity share-based payment arrangement into a partly cash and partly equity settled share-based payment arrangement including 4,534 ordinary shares which were issued during the year ended December 31, 2021.
(2)
Jens Holstein was appointed to the Management Board as Chief Financial Officer (CFO) effective as of July 1, 2021. As of his appointment, the Supervisory Board granted Jens Holstein a one-time signing bonus of €800,000 by awarding 4,246 phantom shares which are included in the share-based payments amount. The phantom shares vest in four equal installments on July 1 of 2022, 2023, 2024 and 2025 but will only be settled in cash on July 1, 2025. As of December 31, 2021, the cash payment is subject to an effective settlement closing price cap. This means that the settlement closing price shall effectively be adjusted to ensure that the current price of an ADS as of the settlement date does not exceed 800% of the closing price applied when the award was initially granted. In addition, the total cash payment under the award shall not exceed €6.4 million.
(3)
Includes social security, health and additional insurance, company bike and travel expenses.
(4)
The fair value of the second installment of the short-term incentive compensation which has been classified as cash-settled share-based payment arrangement was determined pursuant to the regulations of IFRS 2 “Share-based Payments.” This table shows the pro-rata share of personnel expenses for the respective financial year that are recognized over the award’s vesting period beginning as of the service commencement date (date when the respective service agreement becomes effective) until each separate determination date and are remeasured until settlement date.
(5)
The fair value of the share-based payments was determined pursuant to the regulations of IFRS 2 “Share-based Payments.” This table shows the pro-rata share of personnel expenses resulting from stock-based compensation for the respective financial year. It includes the share-based payment arrangements explained in footnote (1) and (2) and those explained in "Share-Based Payment Arrangements" in this Item 6 in this Annual Report.

The table below provides an overview of the share options and other share-based payment instruments granted to our Management Board which are outstanding as of December 31, 2021:

	Grant Date / (Estimated) Allocation Date	Number of Ordinary Shares Underlying Share Options / Number of Phantom Share Options (2)	OptionExercisePrice(€)(9)	Earliest Option Exercise Date(12)	Option Expiration Date	Name of the Program

Prof. Ugur Sahin, M.D.	11/15/2018(1)	1,830,348	10.14	9/16/2022	9/17/2026	ESOP 2018
	10/10/2019 (3)	4,374,963	13.60	10/10/2023	10/10/2029	CEO Grant 2019
	2/13/2020(4)	97,420	28.32	2/13/2024	2/13/2030	LTI 2020(13)
	05/12/2021(5)	17,780	163.54	5/12/2025	5/12/2031	LTI 2021(13)
	2022(10)	11,696	229.00	—	2032	LTI 2022(13)
Sean Marett	11/15/2018(1)	610,110	10.14	9/16/2022	9/17/2026	ESOP 2018
	2/13/2020(4)	38,968	28.32	2/13/2024	2/13/2030	LTI 2020(13)
	5/12/2021(5)	7,112	163.54	5/12/2025	5/12/2031	LTI 2021(13)
	2022(10)	3,509	229.00	—	2032	LTI 2022(13)
Dr. Sierk Poetting	11/15/2018(1)	610,110	10.14	9/16/2022	9/17/2026	ESOP 2018
	2/13/2020(4)	38,968	28.32	2/13/2024	2/13/2030	LTI 2020(13)
	5/12/2021(5)	7,112	163.54	5/12/2025	5/12/2031	LTI 2021(13)
	2022(10)	8,577	229.00	—	2032	LTI 2022(13)
	2023(10)	8,424	233.16	—	2033	LTI 2023(13)
	2024(10)	8,340	235.52	—	2034	LTI 2024(13)
	2025(10)	8,177	240.21	—	2035	LTI 2025(13)
	2026(10)	7,314	246.18	—	2036	LTI 2026(13)
Prof. Özlem Türeci, M.D.	11/15/2018(6)	1,952,334	10.14	9/16/2022	9/17/2026	ESOP 2018
	2/13/2020(4)	38,968	28.32	2/13/2024	2/13/2030	LTI 2020(13)
	5/12/2021(5)	7,112	163.54	5/12/2025	5/12/2031	LTI 2021(13)
	2022(10)	1,949	229	—	2032	LTI 2022(13)
Ryan Richardson (7)	11/15/2018 (8)	149,508	10.14	9/16/2022	9/17/2026	ESOP 2018
	2/13/2020(4)	33,772	28.32	2/13/2024	2/13/2030	LTI 2020(13)
	5/12/2021(5)	6,163	163.54	5/12/2025	5/12/2031	LTI 2021(13)
	2022(10)	4,366	229.00	—	2032	LTI 2022(13)
Jens Holstein	5/17/2021(5)	6,463	164.96	5/17/2025	5/17/2031	LTI 2021(13)
	7/1/2021(11)	4,246	n/a (11)	7/1/2025(11)	n/a (11)	Signing Bonus
	2022(10)	8,577	229.00	—	2032	LTI 2022(13)
	2023(10)	8,424	233.16	—	2033	LTI 2023(13)
	2024(10)	8,340	235.52	—	2034	LTI 2024(13)
	2025(10)	4,088	240.21	—	2035	LTI 2025(13)

(1)
Options fully vest on September 16, 2022.
(2)
18-for-1 stock split of our ordinary shares, which became effective on September 18, 2019 upon registration with the commercial register (Handelsregister) is reflected in share amounts granted in advance.
(3)
Options vest in four equal installments on October 10 of 2020, 2021, 2022 and 2023 but will not become exercisable until October 10, 2023.
(4)
Options vest in four equal installments on February 13 of 2021, 2022, 2023 and 2024 but will not become exercisable until February 13, 2024.
(5)
Options were issued as phantom share options and vest in four equal installments on May 12 of 2022, 2023, 2024 and 2025 for all Management Board members but Jens Holstein and May 17 of 2022, 2023, 2024 and 2025 for Jens Holstein. The options will not become exercisable until May 12, 2025 and May 17, 2025, respectively.

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
(9)
As of December 31, 2021, all options other than those granted to Ryan Richardson before he was appointed to the Management Board are subject to an effective exercise price cap. This means that the exercise price shall effectively be adjusted to ensure that the current price of an ADS as of the exercise date does not exceed 800% of the exercise price. As of December 31, 2021, with respect to the phantom share options issued in May 2021, all agreements include an additional maximum compensation clause limiting the total cash payment that the Management Board members are entitled to receive to €20.0 million for Ugur Sahin as Chief Executive Officer (CEO) or €10.0 million for all other Management Board members, less other compensation components received by each such board member in the respective grant year.
(10)
As of December 31, 2021, the assessment about options expected to be granted in 2022 till 2026 dependent on whether service contracts have been signed with the respective Management Board members was based on estimated allocation dates in the middle of the years 2022 till 2026. For the awards with estimated allocation dates the exercise prices and the numbers of options expected to be allocated have been derived from the Monte-Carlo simulation model. Those parameters will be adjusted until the actual allocation has occurred and the number of options granted and the exercise price has ultimately been determined. The options will vest annually in equal installments over four years commencing on the first anniversary of the allocation date and will be exercisable four years after the allocation date.
(11)
As of July 1, 2021 when Jens Holstein was appointed to the Management Board as Chief Financial Officer (CFO), the Supervisory Board granted Jens Holstein a one-time signing bonus of €800,000 by awarding 4,246 phantom shares. The phantom shares vest in four equal installments on July 1 of 2022, 2023, 2024 and 2025 but will only be settled in cash on July 1, 2025. As of December 31, 2021, the cash payment is subject to an effective settlement closing price cap. This means that the settlement closing price shall effectively be adjusted to ensure that the current price of an ADS as of the settlement date does not exceed 800% of the cash payment which in respect of all phantom shares shall not exceed €6.4 million.
(12)
Indicates end of the respective waiting period, additional restrictions with respect to exercise windows may apply.
(13)
Management Board Grant (Long-Term Incentive) in the respective years.

Share-Based Payment Arrangements

Employee Stock Ownership Plan

Based on a pertinent authorization of the general meeting on August 18, 2017, we established a share option program under which we granted selected employees options to receive our shares. The program is designed as an Employee Stock Ownership Plan, or ESOP. We have offered the participants a certain number of rights by explicit acceptance of the participants. The exercise of the option rights in accordance with the agreement gives the participants the right to obtain shares against payment of the exercise price. The option rights (other than Prof. Özlem Türeci’s and Ryan Richardson’s options referred to in the above table and footnotes) generally fully vest after four years and can only be exercised if: (i) the waiting period of four years has elapsed; and (ii) at the time of exercise, the average closing price of the shares of the Company or the average closing price of the right or certificate to be converted into an amount per share on the previous ten trading days preceding the exercise of the option right exceeds the strike price by a minimum of 32%, with this percentage increasing by eight percentage points as of the fifth anniversary of the respective issue date and as of each subsequent anniversary date. The option rights can be exercised at the latest eight years after the allocation date. If they have not been exercised by that date, they will forfeit without compensation.

As of December 31, 2021, with respect to the Management Board members, other than Ryan Richardson who was not a Management Board member at the time the options were granted, the options are subject to an effective exercise price cap. This means that the exercise price shall effectively be adjusted to ensure that the current price of an ADS as of the exercise date does not exceed 800% of the exercise price.

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

Chief Executive Officer Grant

In September 2019, we granted Prof. Ugur Sahin, M.D., our co-founder and Chief Executive Officer, an option to purchase 4,374,963 of our ordinary shares, subject to Prof. Sahin’s continuous employment with us. The option is subject to the terms, conditions, definitions and provisions of our ESOP and the applicable option agreement thereunder. The options’ exercise price per share is the Euro translation of the public offering price from our initial public offering, $15.00 (€13.60) which, as of December 31, 2021, is subject to the effective exercise price cap. The option will vest annually in equal installments after four years commencing on the first anniversary of our initial public offering and will be exercisable four years after our initial public offering. The vested option rights can only be exercised if and to the extent that each of the following performance criteria has been achieved: (i) at the time of exercise, the current price is equal to or greater than the threshold amount (that is, the exercise price, provided that such amount increases by seven percentage points on each anniversary of the allocation date); (ii) at the time of exercise, the current price is at least equal to the Target Price (that is, (a) for the twelve-month period starting on the fourth anniversary of the allocation date, $8.5 billion divided by the total number of the shares outstanding immediately following the initial public offering (other than shares owned by us), and (b) for each twelve-month period starting on the fifth or subsequent anniversary of the allocation date, 107% of the target share price applicable for the prior twelve-month period); and (iii) the closing price for the fifth trading day prior to the start of the relevant exercise window is higher than the exercise price by at least the same percentage by which the Nasdaq Biotechnology Index or a comparable successor index as of such time is higher than such index was as of the last trading day before the allocation date. The option rights can be exercised up to ten years after the allocation date. If they have not been exercised by that date, they will lapse without compensation.

Management Board Grant (Long-Term Incentive)

The service agreements with our Management Board provide for a long-term incentive compensation in terms of an annual grant of options to purchase BioNTech shares for the years of their respective service periods. The options granted each year will be subject to the terms, conditions, definitions and provisions of our Employee Stock Ownership Plan (ESOP) and the applicable option agreement thereunder.

The allocation of the number of issued options in 2020 occurred in February 2020 (2020 allocation date). In May 2021 (2021 allocation date), phantom options equivalent to the number of options the Management Board members would have been entitled to receive for the year 2021 were granted under the Management Board Grant. During the year 2021, the options were issued as phantom share options As of December 31, 2021, the assessment about options expected to be allocated in future years was based on estimated allocation dates in the middle of the respective years.

The per share exercise price of the options is the Euro equivalent of the arithmetic mean of the closing prices of the ten last trading days prior to the allocation date. For the awards allocated as of February 2020, the exercise price has been determined to be $30.78 (€28.32), calculated as of grant date using the foreign exchange rate as published by the German Central Bank (Deutsche Bundesbank). As of December 31, 2021, the awards allocated as of February 2020 are subject to the effective exercise price cap. For the awards allocated as of May 12, 2021 and May 17, 2021 the exercise price has been determined to be $185.23 (€163.54) and $186.83 (€164.96), respectively (both amounts calculated as of December 31, 2021, using the foreign exchange rate as published by the German Central Bank (Deutsche Bundesbank)). For the awards with estimated allocation dates the exercise prices of options expected to be allocated have been derived from the Monte-Carlo simulation model. Those will be adjusted until the actual allocation has occurred and the exercise price has ultimately been determined. With respect to the phantom share options issued in May 2021, as of December 31, 2021, all agreements include the effective exercise price cap and an additional maximum compensation clause limiting the total cash payment that the Management Board members are entitled to receive to €20.0 million for Ugur Sahin as Chief Executive Officer (CEO) or €10.0 million for all other Management Board members, less other compensation components received by each such board member in the respective grant year. The options will vest annually in equal installments over four years commencing on the first anniversary of the allocation date and will be exercisable four years after the allocation date. The vested options can only be exercised if and to the extent that each of the following performance criteria has been achieved: (i) at the time of exercise, the current price is equal to or greater than the threshold amount (that is, the exercise price, provided that such amount increases by seven percentage points on each anniversary of the allocation date); (ii) at the time of exercise, the current price is at least equal to the target price (that is, (a) for the twelve-month period starting on the fourth anniversary of the allocation date, $8.5 billion divided by the total number of the ordinary shares outstanding immediately following the initial public offering (other than ordinary shares owned by BioNTech), and (b) for each twelve-month period starting on the fifth or subsequent anniversary of the allocation date, 107% of the target share price applicable for the prior twelve-month period); and (iii) the closing price for the fifth trading day prior to the start of the relevant exercise window is higher than the exercise price by at least the same percentage by which the Nasdaq Biotechnology Index or a comparable successor index as of such time is higher than such index was as of the last trading day before the allocation date. The options expire ten years after the allocation date. If they have not been exercised by that date, they will lapse without compensation.

C. Board Practices

Two-Tiered Board Structure

We are a European public company with limited liability (Societas Europaea or SE) (also referred to as European stock corporation, and in the official terminology of the European legislation referred to as European public limited-liability company), having its seat in Germany. We have chosen to have a two-tiered SE structure. Hence, our corporate bodies are the Management Board (Vorstand), the Supervisory Board (Aufsichtsrat) and the shareholders’ meeting (Hauptversammlung). Our Management and Supervisory Boards are entirely separate, and, as a rule, no individual may simultaneously be a member of both boards.

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

As we are not subject to co-determination, the members of our Supervisory Board are all elected by the shareholders’ meeting in accordance with the provisions of the SE Regulation and the German Stock Corporation Act (Aktiengesetz). German law does not require the majority of our Supervisory Board members to be independent and neither our Articles of Association (Satzung) nor the rules of procedure for our Supervisory Board provide otherwise. As per our Supervisory Board's assessment, an appropriate number of shareholder representatives on the Supervisory Board (i.e. the entire Supervisory Board) are independent if the Supervisory Board has two independent members. In addition to Dr. Ulrich Wandschneider, the Supervisory Board considers Helmut Jeggle, Michael Motschmann and Prof. Christoph Huber, M.D. to be independent irrespective of the fact that they will soon have been members of the Supervisory Board for a period of more than 13 years. As stated in the declaration to the German Corporate Governance Code, or the Corporate Governance Code, (Entsprechenserklärung) published by the Company on March 29, 2022 pursuant to Section 161 para. 1 of the German Stock Corporation Act (Aktiengesetz), which in accordance with the Corporate Governance Code is issued in connection with the Declaration pursuant to Section 315d in conjunction with Section 289f of the German Commercial Code (HGB), the length of membership does not give rise to any fears of material conflicts of interest on the part of the members of the Supervisory Board and therefore does not stand in the way of their independence. However, the rules of procedure for our Supervisory Board provide that the Supervisory Board should have an independent member with expertise in the field of accounting, internal control processes and auditing. Dr. Ulrich Wandschneider fulfills this role.

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

Each member of the Supervisory Board shall disclose any conflicts of interest to the Supervisory Board, especially those that may arise from providing advice or holding any offices or board positions at customers, suppliers, creditors or other third parties. Material conflicts of interest that are not merely temporary and that are specific to a particular Supervisory Board member shall result in this particular member leaving office. Our Supervisory Board also puts in place adequate measures to limit, prevent or resolve conflicts of interest in accordance with applicable legal requirements and the Company’s Conflicts of Interest Policy.

Our Supervisory Board conducted a self-assessment together with an external consultant for the year ended December 31, 2021. It covered all key aspects of the Supervisory Board's work, including its committees, and was conducted with all members in the form of virtual interviews. The results of the self-assessment were subsequently presented to the Supervisory Board by the external consultant and evaluated, discussed and possible suggestions for improvement discussed together with the Supervisory Board. This confirmed the professional, very good cooperation within the Supervisory Board and with the Executive Board, which is characterized by a high level of trust. No fundamental need for change was identified.

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

Audit Committee, the Compensation, Nominating and Corporate Governance Committee and the Capital Markets Committee.

Name of Committee	Current Members
Audit Committee	Dr. Ulrich Wandschneider (Deputy Chairman Supervisory Board), Michael Motschmann (Supervisory Board member) and Prof. Christoph Huber, M.D. (Supervisory Board member)
Compensation, Nominating and Corporate Governance Committee	Michael Motschmann (Supervisory Board member), Prof. Christoph Huber, M.D. (Supervisory Board member) and Dr. Ulrich Wandschneider (Deputy Chairman Supervisory Board)
Capital Markets Committee	Helmut Jeggle (Chairman Supervisory Board) and Michael Motschmann (Supervisory Board member)

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
•
evaluating the qualifications, independence and quality of performance of the independent auditor;
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

All members of the Audit Committee qualify as “independent directors” as such term is defined in Rule 10A-3 under the Exchange Act and Nasdaq Rule 5605. Additionally, our Supervisory Board has determined that Dr. Ulrich

Wandschneider qualifies as an “audit committee financial expert” as that term is defined under the Exchange Act. In addition, as Chairman of the Audit Committee, he has the special knowledge and experience required by the German Corporate Governance Code. In addition, both Dr. Ulrich Wandschneider and Michael Motschmann have expertise in the field of accounting and expertise in the field of auditing.

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

Capital Markets Committee

Our Capital Markets Committee consists of Helmut Jeggle and Michael Motschmann. Mr. Jeggle is the chair of the committee. The Capital Markets Committee advises and makes recommendations to the Supervisory Board on issues in connection with capital measures and takeover, merger and acquisition activities. Its responsibilities include the following tasks:

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

D. Employees

As of December 31, 2021, we had 3,082 full-time equivalent employees working for us, of whom 631 hold a doctoral degree or higher. The following tables provide breakdowns of our full-time equivalent employees as per the periods indicated by function and by region:

Function	December 31, 2021	December 31, 2020	December 31, 2019

Clinical Research & Development	143	118	89
Scientific Research & Development	1,000	624	454
Operations	1,015	657	412
Quality	290	211	141
Supporting Functions	551	286	138
Commercial & Business Development	83	45	76
Total	3,082	1,941	1,310

Region	December 31, 2021	December 31, 2020	December 31, 2019

Mainz, Germany (Headquarters)	1,712	1,161	952
Munich, Germany	71	45	42
Idar-Oberstein, Germany	348	254	212
Halle, Germany	17	9	—
Berlin, Germany	134	109	101
Marburg, Germany	546	268	—
Cambridge, United States	175	95	3
Gaithersburg, United States	59	—	—
Istanbul, Turkey	1	—	—
Singapore, Singapore	1	—	—
Shanghai, China	1	—	—
Vienna, Austria	17	—	—
Total	3,082	1,941	1,310

None of our employees has engaged in any labor strikes. We apply the federal collective bargaining agreements of the chemical industry at our Marburg site. Further, we maintain a couple of company agreements (Betriebsvereinbarungen) with respect to certain topics at our Idar-Oberstein, Mainz, Marburg and Berlin sites. We have a workers’ council at our Idar-Oberstein, Mainz, Marburg and Berlin (JPT Peptide Technologies GmbH) sites as well as a Group workers' council (Konzernbetriebsrat). However, we consider our relationship with our employees to be positive and have not experienced any major labor disputes.

E. Share Ownership

The share ownership information with respect to Management Board and Supervisory Board members is presented in Item 7 below.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table presents information, as of December 31, 2021, regarding the beneficial ownership of our ordinary shares for:

•
each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding shares;
•
each member of our Supervisory Board;
•
each member of our Management Board; and
•
all members of our Supervisory Board and Management Board as a group.

The number of ordinary shares beneficially owned by each entity, person, and member of our Supervisory Board and our Management Board is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days of December 31, 2021 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person. All of our ordinary shares and ADSs representing our ordinary shares vote on an equal basis.

The percentage of outstanding ordinary shares is computed on the basis of 242,521,489 ordinary shares outstanding as of December 31, 2021. This amount excludes 3,788,592 shares held in treasury. Amounts presented in this section include ordinary shares held in the form of ADSs. Unless otherwise indicated, the address for each beneficial owner is An der Goldgrube 12, D-55131 Mainz, Germany.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Beneficially Owned

5% shareholders
AT Impf GmbH(1)	106,114,901	43.8%
Medine GmbH (2)	41,505,853	17.1%
All 5% shareholders, as a group	147,620,754	60.9%
Members of the Supervisory Board and the Management Board
Prof. Ugur Sahin, M.D. (3)	41,505,853	17.1%
Sean Marett (4)	705,936	(9)
Dr. Sierk Poetting (5)	526,062	(9)
Prof. Özlem Türeci, M.D.	—	—
Ryan Richardson	4,534	(9)
Jens Holstein	—	—
Helmut Jeggle (6)	1,925,967	(9)
Michael Motschmann	—	(9)
Prof. Christoph Huber, M.D. (7)	2,002,040	(9)
Dr. Ulrich Wandschneider (8)	1,480	(9)
All members of our Supervisory Board and Management Board, as a group	46,671,872	19.2%

(1)
Information herein is based upon a Schedule 13G jointly filed with the SEC on February 11, 2022 by ATHOS KG, AT Impf GmbH and Thomas Maier. Consists of 106,114,901 ordinary shares held by AT Impf GmbH. The sole member of AT Impf GmbH is ATHOS KG, and, as a result, ATHOS KG is deemed to be the beneficial owner of the securities held by AT Impf GmbH. As of December 31, 2021 Thomas Maier is a general partner (Komplementär) of ATHOS KG and may be deemed to be beneficial owners of the securities held by AT Impf KG. Helmut Jeggle resigned as general partner (Komplementär) in April 2021. Mr. Maier disclaims beneficial ownership of such shares except to the extent of their pecuniary interest therein.
(2)
Information herein is based upon a Schedule 13G jointly filed with the SEC on February 14, 2022 by Medine GmbH and Prof. Sahin. The sole shareholder of Medine GmbH is Prof. Sahin, and, as a result, Prof. Sahin is deemed to be the beneficial owner of the securities held by Medine GmbH. Consists of 41,505,853 ordinary shares held by Medine GmbH, 2,394,463 of which are held for benefit of a former colleague pursuant to a trust arrangement. Pursuant to this arrangement, Medine GmbH retains voting power, but not dispositive power, over such shares for so long as such shares are held in trust and accordingly Medine GmbH and Prof. Ugur Sahin, M.D. each may be deemed beneficially to own such shares.
(3)
Consists of the shares described in note 2 above. Prof. Sahin is the sole shareholder of Medine GmbH.
(4)
Consists of 705,936 ordinary shares held by RLG GmbH. Mr. Marett is the sole shareholder of RLG GmbH.
(5)
Consists of (a) 524,387 ordinary shares held by Tofino GmbH (Dr. Poetting is sole shareholder of Tofino GmbH) and (b) 1,675 ordinary shares held by immediate family members of Dr. Poetting.
(6)
Consists of (a) 332,316 ordinary shares held directly by Mr. Jeggle and (b) 1,593,651 ordinary shares held by Salvia GmbH.
(7)
Consists of 2,002,040 ordinary shares held by CHuber 2008 GmbH. Prof. Huber is the majority shareholder of CHuber 2008 GmbH.
(8)
Consists of 1,480 ordinary shares held by beebusy Capital GmbH. Dr. Wandschneider is sole shareholder of beebusy Capital GmbH.
(9)
Less than one percent.

Holdings by U.S. Shareholders

We estimate that as of December 31, 2021, 36.1% of our outstanding ordinary shares are held by 2 U.S. record holders.

B. Related Party Transactions

Agreements with Santo Service GmbH

We have several agreements with Santo Service GmbH, or Santo Service, pursuant to which Santo Service provides us with certain real property and custodial services. Santo Service is wholly owned by AT Impf GmbH, one of our major shareholders. During the year ended December 31, 2021, the aggregate value of transactions with Santo Service amounted to €0.9 million pursuant to these agreements (€4.6 million during the year ended December 31, 2020).

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

Share Capital

We have share capital registered in the commercial register (Handelsregister) in the amount of €246,807,808, which is divided into 246,807,808 registered shares (Namensaktien). All shares are shares with no par value (Stückaktien ohne Nennbetrag) with a notional amount attributable to each ordinary share of €1. Each issued ordinary share is fully paid.

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

Changes in Our Share Capital During the Last Three Fiscal Years

Our share capital as registered with the commercial register (Handelsregister) amounts to €246,807,808, including an amount of €3,788,592 relating to 3,788,592 ordinary shares held in treasury. Since January 1, 2019, our share capital has changed as follows:

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
•
On March 24, 2022, our share capital as registered with the commercial register (Handelsregister) was increased by issuing 497,727 shares.

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

Future Changes to the Share Capital

Authorized Capital

Under the relevant law, the general meeting of a European stock corporation (Societas Europaea) governed by German law can authorize the Management Board, with the consent of the Supervisory Board, to issue shares in a specified aggregate nominal amount of up to 50% of the issued share capital of such company at the time the resolution becomes effective. The shareholders’ authorization becomes effective upon registration in the commercial register (Handelsregister) and may extend for a period of no more than five years thereafter. Under § 4(5) of our Articles of Association (Satzung), the Management Board is authorized to increase our share capital, on one or more occasions, by a total of up to €122,657,313 by issuing, on one or more occasions, up to 122,657,313 new, registered shares with no par value (Genehmigtes Kapital), in each case with consent of the Supervisory Board. This authorization expires on June 21, 2026.

Any new shares issued from the authorized capital will participate in the profits starting with the fiscal year for which the annual financial statements have not yet been submitted to the general meeting at the time of registration of the implementation of the capital increase. Further details of a capital increase from the authorized capital may be specified by the Management Board.

Conditional Capital

Pursuant to § 4(6) of our Articles of Association (Satzung), our share capital is conditionally increased by €16,212,917 through issuance of new, registered shares with no par value (Bedingtes Kapital ESOP 2017/2019). The conditional capital may only be used to issue shares to the holders of option rights granted under our ESOP to members of our Management Board and to certain of our employees.

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

Pursuant to § 4(8) of our Articles of Association (Satzung), our share capital is conditionally increased by €8,418,091 through issuance of new, registered shares with no par value (Bedingtes Kapital ESOP 2021). The conditional capital serves exclusively to grant rights to the holders of stock options issued by the Company in accordance with the authorization granted by the Annual General Meeting on June 22, 2021 under agenda item 6 letter d) (the "Authorization 2021").

The conditional capital increase will only be implemented to the extent that stock options under our ESOP are exercised the holders of the stock options issued by the Company on the basis of Authorization 2021and such stock options are not serviced by the Company providing treasury shares or through cash payments. Any new shares issued under the conditional capital pursuant to the said § 4(8) of our Articles of Association (Satzung) shall participate in profits from the beginning of the preceding financial year in case they are created by the exercise of subscription rights until the start of the annual general meeting of the Company and otherwise from the beginning of the financial year in which they are created as a result of the exercise of the stock options.

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

ssed on the purchase, sale or other transfer of ADSs. Provided that certain requirements are met, an entrepreneur may, however, opt for value-added tax on transactions that are otherwise tax-exempt. Net wealth tax (Vermögensteuer) is not imposed currently in Germany.

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

Other Taxes

No German transfer tax, value-added tax, stamp duty or similar taxes are assesessed on dividend payments.

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

A U.S. Holder must include any German tax withheld as part of the gross dividend payment, as described above under “—German Taxation—General Rules for the Taxation of Holders Not Tax Resident in Germany,” even though the holder does not in fact receive it. The dividend is taxable to the holder when the depositary receives the dividend, actually or constructively. Because we are not a U.S. corporation, the dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount of the dividend distribution includible in U.S. Holder’s income will be the U.S. dollar value of the Euro payments made, determined at the spot Euro/U.S. dollar rate on the date the dividend distribution is includible in income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is included in income to the date the payment is converted into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

F. Dividends and Paying Agents

We will propose a special cash dividend of €2.00 per ordinary share (including those held in the form of ADSs), which corresponds to an aggregate of approximately €486.0 million, based on the shares outstanding as of March 30, 2022, pending approval at our Annual General Meeting to be held in June 2022 which we expect to serve as the record date for the dividend.

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

Foreign Currency Risk

We publish our consolidated financial statements in Euro. Revenue and expenses incurred in U.S. dollars will be translated into Euro when they are reported in our consolidated financial statements. We are subject to currency risk, as our income and expenditures are denominated in Euro and the U.S. dollar. As such, we are exposed to exchange rate fluctuations between these currencies. Cash inflows denominated in U.S. dollar mainly result from generating proceeds under our collaboration agreements which significantly increased in the past year. Since December 2020, our COVID-19 vaccine has been fully approved, granted conditional marketing authorization, or approved or authorized for emergency or temporary use in over 100 countries and regions worldwide, which resulted in recognition of revenues from the commercial sale of pharmaceutical products for the first time. Consequently, we have progressed from earning revenues primarily from research and development to earning revenues from commercial sales. Our commercial revenues are primarily collaboration revenues from earnings based on our partners’ gross profit, which is shared under the respective collaboration agreements and represents payments we receive in U.S. dollar. Cash outflows dominated in U.S. dollar mainly result from amounts spent on research and development activities as well as expanding our global footprint further. Especially when funds are required in Euros, we are exposed to foreign currency exchange risks. With the aim of preserving capital, surplus liquidity is invested carefully for example into foreign currency investments. Exchange rate fluctuations can reduce the value of our financial positions. We limit the effects of the identified risks by means of a coordinated and consistently implemented risk strategy. Besides applying natural hedging relationships where possible, a matter of principle, foreign exchange forward contracts are concluded as instruments to mitigate foreign currency exchange risk associated with foreign currency-denominated payments.

For further disclosures relating to foreign exchange forward contracts, see Note 12 to our consolidated financial statements included elsewhere in this Annual Report.

Notwithstanding our efforts to mitigate some foreign currency exchange risks, there can be no assurance that our hedging activities will adequately protect us against the risks associated with foreign currency fluctuations. We believe the counterparties to our foreign currency forward contracts are creditworthy multinational commercial banks. While we believe the risk of counterparty nonperformance is not material, a sustained decline in the financial stability of financial institutions as a result of disruption in the financial markets could affect our ability to secure creditworthy counterparties for our foreign currency hedging programs.Therefore, developments on the financial markets are continuously monitored to enable us to respond to exceptional events at short notice.

As a result, any substantial future appreciation or decline of the U.S. dollar against the Euro could have a material effect on our revenue and profitability. As an example, if the U.S. dollar weakens by 5% against the Euro, financial assets and liabilities denominated in U.S. dollar as of December 31, 2021 would have an effect of €364.3 million on our profit before tax.

For additional information about our quantitative and qualitative market risks, see Note 12 to the consolidated financial statements.

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

Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control - Integrated Framework (2013)”.

Based on this assessment, our management has determined that the Company’s internal control over financial reporting as of December 31, 2021 is effective.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2021 has been audited by Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm. Their report is included on page F-2. Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft is a member of the Chamber of Public Accountants (Wirtschaftsprüferkammer), Berlin, Germany.

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

Item 16C. Principal Accountant Fees and Services

Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, or EY, has served as our independent registered public accounting firm for the years ended December 31, 2021, December 31, 2020, December 31, 2019 and December 31, 2018 for which audited financial statements appear in this Annual Report.

The following table sets out the aggregate fees for professional audit services and other services rendered by EY in the periods indicated:

	Years ended December 31,
(in millions)	2021	2020
Audit fees	€1.9	€1.4
Audit-related fees	0.7	0.4
Tax fees	0.5	0.3
All other fees	0.1	0.4
Total fees for professional audit services and other services	€3.2	€2.5

In the year ended December 31, 2021, audit fees related to the audit of the financial statements as set out in this Annual Report, certain procedures on our quarterly results as prework for this Annual Report and professional services related to our statutory and regulatory filings for our subsidiaries. In the year ended December 31, 2020, audit fees relate to the audit of the financial statements as set out in this Annual Report, certain procedures on our quarterly results, fees for testing our internal controls over financial reporting during the six months ended December 31, 2020 and services related to our statutory and regulatory filings for our subsidiaries.

In the year ended December 31, 2021, 2021, audit-related fees were billed for reviews and testing on internal controls, professional services, quarterly reviews as well as services around our at-the-market offering program. In the year ended December 31, 2020, audit-related fees billed for assurance and related services are related mainly to the issuance of comfort letters in connection with our financing transactions.

In the year ended December 31, 2021, tax service fees were billed for services in conjunction with transactions, especially with our financing and deal transactions. In the year ended December 31, 2020, tax service fees billed for services in conjunction with transactions, especially with our financing and deal transactions

Other fees comprised fees for services around grant applications for our COVID-19 vaccine program throughout the year ended December 31, 2021, reviews of internal control systems at one of our subsidiaries and accounting assessments of different accounting topics. In the year ended December 31, 2020, the other fees comprised fees for testing the implementation of our internal controls over financial reporting during the six months ended June 30, 2020.

The Audit Committee evaluates the qualifications, independence and performance of the independent auditor as well as pre-approves and reviews the audit and non-audit services to be performed by the independent auditor. The external audit plan and fees for professional audit services and other services rendered by EY for the years ended December 31, 2021 and 2020 were approved by the Audit Committee. The Audit Committee monitors compliance with the German and U.S. rules on non-audit services provided by an independent registered public accounting firm.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Please see “Board Practices—Supervisory Board Practices—Audit Committee” in Item 6C in this Annual Report for the information required by this Item 16D.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We expect our Management Board and Supervisory Board to authorize a share repurchase program of ADSs, pursuant to which we may repurchase ADSs in the amount of up to $1.5 billion over the next two years. We expect to use all or a portion of the ADSs we repurchase and hold in treasury to satisfy upcoming settlement obligations under our share-based payment arrangements.

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

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

The financial statements are filed as part of this Annual Report beginning on page F-1.

Item 19. Exhibits

Exhibit Number	Description

1.1#	Articles of Association of the Registrant

2.1	Form of Specimen American Depositary Receipt (included in Exhibit 2.3)

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

2.4#	Description of Securities of the Registrant

4.1†

Master Agreement for Research Services by and among the Registrant, BioNTech RNA Pharmaceuticals GmbH, BioNTech Diagnostics GmbH, BioNTech Protein Therapeutics GmbH, BioNTech Cell & Gene Therapies GmbH, Eufets GmbH, JPT Peptide Technologies GmbH and TRON-Translationale Onkologie an der Universitätsmedizin der Johannes Gutenberg Universität Mainz gemeinnützige GmbH, dated January 1, 2015 (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.2†

Confirmation Letter by and among the Registrant, BioNTech RNA Pharmaceuticals GmbH and TRON-Translationale Onkologie an der Universitätsmedizin der Johannes Gutenberg Universität Mainz gemeinnützige GmbH dated September 15, 2016 (incorporated herein by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.3†

Supplementary Agreement for IVAC Developments to the Master Agreement for Research Services by and among the Registrant, BioNTech RNA Pharmaceuticals GmbH, BioNTech Diagnostics GmbH, BioNTech Protein Therapeutics GmbH, BioNTech Cell & Gene Therapies GmbH, BioNTech Innovative Manufacturing Services GmbH (f/k/a Eufets GmbH), JPT Peptide Technologies GmbH and TRON-Translationale Onkologie an der Universitätsmedizin der Johannes Gutenberg Universität Mainz gemeinnützige GmbH, dated November 28, 2017 (incorporated herein by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.4†

License Agreement by and among the Registrant, TRON-Translationale Onkologie an der Universitätsmedizin der Johannes Gutenberg Universität Mainz gemeinnützige GmbH, Johannes Gutenberg-Universität Mainz, Universitätsmedizin der Johannes Gutenberg-Universität and Ganymed Pharmaceuticals AG, dated January 1, 2015 (incorporated herein by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.5†

Framework Collaboration Agreement by and among the Registrant, BioNTech RNA Pharmaceuticals GmbH, BioNTech Diagnostics GmbH, BioNTech Protein Therapeutics GmbH, BioNTech Cell & Gene Therapies GmbH, BioNTech Innovative Manufacturing Services GmbH, JPT Peptide Technologies GmbH and TRON-Translationale Onkologie an der Universitätsmedizin der Johannes Gutenberg Universität Mainz gemeinnützige GmbH, dated August 29, 2019 (incorporated herein by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.6†

Amended Patent License Agreement by and among the Registrant, the Board of Supervisors of Louisiana State University and Agricultural and Mechanical College and Uniwersytet Warszawski, dated May 12, 2015 (incorporated herein by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.7†

License and Collaboration Agreement by and between the Registrant and Genmab A/S, dated May 19, 2015 (incorporated herein by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.8†

Amendment No. 1 to License and Collaboration Agreement by and between the Registrant and Genmab A/S, dated May 18, 2017 (incorporated herein by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.9†

Amendment No. 2 to License and Collaboration Agreement by and between the Registrant and Genmab A/S, dated August 4, 2017 (incorporated herein by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.10†

Amendment No. 3 to License and Collaboration Agreement by and between the Registrant and Genmab A/S, dated May 18, 2018 (incorporated herein by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.11†

Collaboration and License Agreement by and between Sanofi S.A. and BioNTech RNA Pharmaceuticals GmbH, dated November 2, 2015 (incorporated herein by reference to Exhibit 10.11 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.12†

Amendment to Collaboration and License Agreement by and between Sanofi S.A. and BioNTech RNA Pharmaceuticals GmbH, dated December 22, 2018 (incorporated herein by reference to Exhibit 10.12 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.13†

Collaboration Agreement by and among the Registrant, BioNTech RNA Pharmaceuticals GmbH, Genentech, Inc. and F. Hoffman-La Roche Ltd, dated September 20, 2016 (incorporated herein by reference to Exhibit 10.14 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.14†#

First Amendment to the Collaboration Agreement by and among the Registrant, BioNTech RNA Pharmaceuticals GmbH, Genentech, Inc. and F. Hoffman-La Roche Ltd, dated June 1, 2018 (incorporated herein by reference to Exhibit 10.17 to the Registrant’s Registration Statement on Form F-1 (File No. 333-239970), filed with the SEC on July 21, 2020)

4.15†#

Second Amendment to the Collaboration Agreement by and among the Registrant, BioNTech RNA Pharmaceuticals GmbH, Genentech, Inc. and F. Hoffman-La Roche Ltd, dated December 6, 2019 (incorporated herein by reference to Exhibit 10.18 to the Registrant’s Registration Statement on Form F-1 (File No. 333-239970), filed with the SEC on July 21, 2020)

4.16#

Joinder and Third Amendment to the Collaboration Agreement by and among the Registrant, BioNTech RNA Pharmaceuticals GmbH, BioNTech Manufacturing GmbH, Genentech, Inc. and F. Hoffman-La Roche Ltd, effective as of October 1, 2020

4.17†#

Fourth Amendment to the Collaboration Agreement by and among the Registrant, BioNTech RNA Pharmaceuticals GmbH, BioNTech Manufacturing GmbH, Genentech, Inc. and F. Hoffman-La Roche Ltd, effective as of October 26, 2020

4.18†

Patent Sublicense Agreement by and between CellScript, LLC and BioNTech RNA Pharmaceuticals GmbH, dated July 14, 2017 (incorporated herein by reference to Exhibit 10.15 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.19†#	Second Amendment to Patent Sublicense Agreement by and between CellScript, LLC and BioNTech RNA Pharmaceuticals GmbH, effective as of August 1, 2020

4.20†

Patent Sublicense Agreement by and between mRNA RiboTherapeutics, Inc. and BioNTech RNA Pharmaceuticals GmbH, dated July 14, 2017 (incorporated herein by reference to Exhibit 10.16 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.21†#	Second Amendment to Patent Sublicense Agreement by and between mRNA RiboTherapeutics, Inc. and BioNTech RNA Pharmaceuticals GmbH, effective as of August 1, 2020

4.22†

Research Collaboration and License Agreement by and among the Registrant, BioNTech RNA Pharmaceuticals GmbH and Pfizer, Inc., dated July 20, 2018 (incorporated herein by reference to Exhibit 10.18 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.23†

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

4.40†

Amendment to Lease Agreement by and among the Registrant and Wista-Management GmbH, dated June 1, 2020 (incorporated herein by reference to Exhibit 10.38 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233970), filed with the SEC on July 21, 2020)

4.41†

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

4.43†#	Amended and Restated Collaboration Agreement by and between the Registrant and Pfizer Inc., dated March 17, 2020

4.44†

License Agreement by and between the Broad Institute, Inc. and BioNTech US Inc. (as successor-by-merger to Neon Therapeutics, Inc.), dated as of November 13, 2015 (incorporated herein by reference to Exhibit 10.48 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233970), filed with the SEC on July 21, 2020

4.45†

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

4.48†#	Advance Purchase Agreement by and among BioNTech Manufacturing GmbH, Pfizer Inc., and the European Commission, dated November 20, 2020

4.49†#	Purchase Agreement by and among BioNTech Manufacturing GmbH, Pfizer Inc., and the European Commission, dated February 17, 2021

4.50†#	Lease for Buildings H028 and H30 by and between the Pharmaserv GmbH and Novartis Manufacturing GmbH.

4.51#	Lease Agreement by and between the Registrant and Tech Park 270, LLC, dated as of December 1, 2017

4.52#	Amendment No. 3 to Lease Agreement by and between the Registrant and Tech Park 270, LLC, dated as of July 24, 2018

4.53#	Amendment No. 4 to Lease Agreement by and between the Registrant and Tech Park 270, LLC, dated as of May 23, 2019

4.54#	License Agreement by and between the Registrant and Acuitas Therapeutics, Inc., dated as of April 7, 2020

4.55#	Advanced Purchase Agreement by and among the Registrant, Pfizer Inc. and European Commission, dated as of May 20, 2021

4.56#	Transfer of Source Code for MyMUT Software Versions by and between the Registrant and TRON gGmbH, dated as of May 5, 2021

4.57#	Amendment No. 6 to License and Collaboration Agreement by and between the Registrant and Genmab A/S, dated as of June 1, 2021

4.58#	Amendment to the Development Agreement by and between Registrant and Sanofi S.A., dated as of July 7, 2021

4.59#	Amendment No. 6 to Lease Agreement by and between the Registrant and Tech Park 270, LLC, dated as of August 2, 2021

4.60#	Side Letter No. 5 to License and Collaboration Agreement by and between Registrant and Genmab A/S, dated August 12, 2021

4.61#	Amendment No. 1 to Collaboration and License Agreement by and between the Registrant and the Trustees of the University of Pennslyvania, dated as of September 8, 2021

4.62#	Transfer of Source Code MyMUT Software Versions by and between the Registrant and TRON gGmbH, dated as of September 10, 2021

4.63#	Amendment to Letter Agreement by and between the Registrant and Genmab A/S, dated as of December 15, 2021

4.64#	Amendment No. 2 to Collaboration and License Agreement by and between the Registrant and the Trustees of the University of Pennsylvania, dated as of December 22, 2021

4.65#	Lease for Areas and Rooms in Building 536 and 537 by and between the Pharmaserv GmbH and Novartis Manufacturing GmbH, dated as of January 19, 2022

8#	List of Subsidiaries of the Registrant

12.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1#	Consent of Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

* Filed herewith.

† Certain information has been excluded from the exhibit because it both (i) is not material and (ii) would likely cause competitive harm to the Registrant if publicly disclosed.

# Previously filed with the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 30, 2022.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to Annual Report on Form 20-F/A on its behalf.

BioNTech SE

Date: October 26, 2022	By:	/s/ Prof. Ugur Sahin, M.D.
Prof. Ugur Sahin, M.D.
Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Supervisory Boards of BioNTech SE

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of BioNTech SE (the Company) as of December 31, 2021 and 2020, the related consolidated statements of profit or loss, comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission “(2013 framework),” and our report dated March 30, 2022 expressed an unqualified opinion thereon.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue recognition from collaboration partner’s COVID-19 vaccine sales

Description of the Matter

As described in more detail in Note 6 to the consolidated financial statements, the Company recognizes revenues associated with COVID-19 vaccine sales in a total amount of €18.8 billion. This includes €14.8 billion from the Company’s share of its collaboration partner´s gross profit.

The Company is contractually eligible to receive a share of the collaboration partner’s gross profit from vaccine sales in the collaboration partner’s territories. Such gross profit share is recognized as collaboration revenue. In order to determine the gross profit share, the Company uses certain information from the collaboration partner, including vaccine sales outside of the United States and associated production costs, some of which are based on preliminary data shared by the partner and might differ once final data is available.

Auditing revenue recognition specific to the gross profit share was complex due to the significant estimation uncertainty in inputs to the calculation. Specifically, the collaboration partner’s vaccine sales outside of the United States and associated manufacturing and shipping costs are partially estimated for the last month in the period based on historical information and could change based on the actual vaccine sales and costs incurred.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company’s controls related to revenue recognition from the collaboration partner’s vaccine sales outside of the United States. For example, we tested controls over management’s review of the significant assumptions used to determine the gross profit share the Company is eligible to receive.

Our audit procedures included, among others, reading the contract with the collaboration partner to understand key terms and obtaining an understanding of management’s methodology and assumptions used to calculate the gross profit share. We performed a hindsight analysis to assess management’s accuracy in estimating the collaboration partner’s vaccine sales outside of the United States and manufacturing and shipping costs. We obtained external confirmation directly from the collaboration partner regarding vaccine sales and cost inputs used to estimate the profit share. We performed a sensitivity analysis of the significant assumptions to evaluate the change in the gross profit share resulting from changing the assumptions, as well as an analysis of previous estimation compared to the actual payments obtained to date. We tested the completeness and accuracy of the Company’s gross profit share calculation. We evaluated the Company’s related disclosures in the consolidated financial statements.

/s/ Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft

We have served as the Company’s auditor since 2018

Cologne, Germany

March 30, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Supervisory Board of BioNTech SE

Opinion on Internal Control Over Financial Reporting

We have audited BioNTech SE’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission “(2013 framework),” (the COSO criteria). In our opinion, BioNTech SE (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2021 and 2020, the related consolidated statements of profit or loss, comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes and our report dated March 30, 2022 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft

Cologne, Germany

March 30, 2022

Consolidated Statements of Profit or Loss

		Years ended
		December 31,
		2021	2020	2019
(in millions, except per share data)	Note

Revenues
Research & development revenues	6	€102.7	€178.8	€84.4
Commercial revenues	6	18,874.0	303.5	24.2
Total revenues		€18,976.7	€482.3	€108.6

Cost of sales	7.1	(2,911.5)	(59.3)	(17.4)
Research and development expenses	7.2	(949.2)	(645.0)	(226.5)
Sales and marketing expenses	7.3	(50.4)	(14.5)	(2.7)
General and administrative expenses	7.4	(285.8)	(94.0)	(45.5)
Other operating expenses	7.5	(94.4)	(2.4)	(0.7)
Other operating income	7.6	598.4	250.5	2.7
Operating income / (loss)		€15,283.8	€(82.4)	€(181.5)

Finance income	7.7	67.7	1.6	4.1
Finance expenses(1)	7.8	(305.1)	(65.0)	(2.0)
Profit / (loss) before tax		€15,046.4	€(145.8)	€(179.4)

Income taxes	8	(4,753.9)	161.0	0.2
Profit / (loss) for the period		€10,292.5	€15.2	€(179.2)

Attributable to:
Equity holders of the parent		10,292.5	15.2	(179.1)
Non-controlling interests		—	—	(0.1)
Profit / (loss) for the period		€10,292.5	€15.2	€(179.2)

Earnings per share(2)
Basic profit / (loss) for the period per share		€42.18	€0.06	(€0.85)
Diluted profit / (loss) for the period per share		€39.63	€0.06	(€0.85)

(1)
Finance expenses disclosed separately in prior periods have been condensed. Please refer to Note 7.8 for further details on finance expenses.
(2)
Capital increase due to 1:18 share split occurred on September 18, 2019. Retroactive effect is reflected in number of shares which relate to the period before the share split.

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income / (Loss)

		Years ended December 31,
		2021	2020	2019
(in millions)	Note
Profit / (loss) for the period		€10,292.5	€15.2	€(179.2)

Other comprehensive income / (loss)
Other comprehensive income / (loss) that may be reclassified to profit or loss in subsequent periods, net of tax
Exchange differences on translation of foreign operations		8.4	(11.1)	0.1
Net other comprehensive income / (loss) that may be reclassified to profit or loss in subsequent periods		€8.4	€(11.1)	€0.1

Other comprehensive loss that will not be reclassified to profit or loss in subsequent periods, net of tax
Remeasurement income / (loss) on defined benefit plans		0.3	(0.3)	—
Net other comprehensive income / (loss) that will not be reclassified to profit or loss in subsequent periods		€0.3	€(0.3)	€—

Other comprehensive income / (loss) for the period, net of tax		€8.7	€(11.4)	€0.1

Comprehensive income / (loss) for the period, net of tax		€10,301.2	€3.8	€(179.1)

Attributable to:
Equity holders of the parent		10,301.2	3.8	(179.0)
Non-controlling interests		—	—	(0.1)
Comprehensive income / (loss) for the period, net of tax		€10,301.2	€3.8	€(179.1)

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Financial Position

		December 31,	December 31,
(in millions)		2021	2020
Assets	Note
Non-current assets
Intangible assets	11	€202.4	€163.5
Property, plant and equipment	10	322.5	227.0
Right-of-use assets	20	197.9	99.0
Other financial assets	12	21.3	—
Other assets	14	0.8	1.0
Deferred expenses	15	13.6	—
Deferred tax assets	8	—	161.2
Total non-current assets		€758.5	€651.7
Current assets
Inventories	13	502.5	64.1
Trade and other receivables	12	12,381.7	165.5

Other financial assets	12	381.6	137.2
Other assets	14	64.9	61.0
Income tax assets	8	0.4	0.9
Deferred expenses	15	48.5	28.0
Cash and cash equivalents	12	1,692.7	1,210.2
Total current assets		€15,072.3	€1,666.9
Total assets		€15,830.8	€2,318.6
Equity and liabilities
Equity
Share capital	16	246.3	246.3
Capital reserve	16	1,674.4	1,514.5
Treasury shares	16	(3.8)	(4.8)
Retained earnings / (accumulated losses)		9,882.9	(409.6)
Other reserves	17	93.9	25.4
Total equity		€11,893.7	€1,371.8
Non-current liabilities
Loans and borrowings	12	171.6	231.0
Other financial liabilities	12	6.1	31.5
Income tax liabilities	8	4.4	—
Provisions	18	184.9	5.5
Contract liabilities	6	9.0	71.9
Other liabilities	19	12.8	0.7
Deferred tax liabilities	8	66.7	0.2
Total non-current liabilities		€455.5	€340.8
Current liabilities
Loans and borrowings	12	129.9	9.1
Trade payables	12	160.0	102.3
Other financial liabilities	12	1,190.4	74.1
Government grants	7.5	3.0	92.0
Refund liabilities	6	90.0	—
Income tax liabilities	8	1,568.9	—
Provisions	18	110.2	0.9
Contract liabilities	6	186.1	299.6
Other liabilities	19	43.1	28.0
Total current liabilities		€3,481.6	€606.0
Total liabilities		€3,937.1	€946.8
Total equity and liabilities		€15,830.8	€2,318.6

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Stockholders’ Equity

		Equity attributable to equity holders of the parent
(in millions)	Note	Share capital(1)	Capital reserve(1)	Treasury shares(1)	Retained earnings / (accumulated losses)	Other reserves (2)	Total	Non-controlling interest	Total equity
As of January 1, 2019		€193.3	€344.1	€—	€(245.7)	€(25.5)	€266.2	€0.8	€267.0
Loss for the period		—	—	—	(179.1)	—	(179.1)	(0.1)	€(179.2)
Other comprehensive income		—	—	—	—	0.1	0.1	—	€0.1
Total comprehensive profit / (loss)		€—	€—	€—	€(179.1)	€0.1	€(179.0)	€(0.1)	€(179.1)
Issuance of share capital		8.1	41.8	—	—	—	49.9	—	€49.9
Capital increase Series B	16	18.0	186.4	(5.5)	—	—	198.9	—	€198.9
Capital increase initial public offering (referred to as IPO)	16	10.5	132.7	—	—	—	143.2	—	€143.2
Acquisition of non-controlling interest	16	2.4	(1.7)	—	—	—	0.7	(0.7)	€—
Transaction costs	16	—	(16.6)	—	—	—	(16.6)	—	€(16.6)
Share-based payments	17	—	—	—	—	30.2	30.2	—	€30.2
As of December 31, 2019		€232.3	€686.7	€(5.5)	€(424.8)	€4.8	€493.5	€—	€493.5
Profit for the period		—	—	—	15.2	—	15.2	—	€15.2
Other comprehensive loss		—	—	—	—	(11.4)	(11.4)	—	€(11.4)
Total comprehensive profit / (loss)		—	—	—	15.2	(11.4)	3.8	—	€3.8
Issuance of share capital and treasury shares	16	14.0	861.0	0.7	—	—	875.7	—	€875.7
Transaction costs	16	—	(33.2)	—	—	—	(33.2)	—	€(33.2)
Share-based payments	17	—	—	—	—	32.0	32.0	—	€32.0
As of December 31, 2020		€246.3	€1,514.5	€(4.8)	€(409.6)	€25.4	€1,371.8	€—	€1,371.8
Profit for the period		—	—	—	10,292.5	—	10,292.5	—	€10,292.5
Other comprehensive income		—	—	—	—	8.7	8.7	—	€8.7
Total comprehensive income		€—	€—	€—	€10,292.5	€8.7	€10,301.2	€—	€10,301.2
Issuance of treasury shares	16	—	162.6	1.0	—	—	163.6	—	€163.6
Transaction costs	16	—	(2.7)	—	—	—	(2.7)	—	€(2.7)
Share-based payments	17	—	—	—	—	59.8	59.8	—	€59.8
As of December 31, 2021		€246.3	€1,674.4	€(3.8)	€9,882.9	€93.9	€11,893.7	€—	€11,893.7

(1)
Capital increase due to 1:18 share split occurred on September 18, 2019. Retroactive effect is reflected in number of shares which relate to the period before the share split.
(2)
Includes foreign currency translation reserve which was presented separately in prior periods.

Consolidated Statements of Cash Flows

	Years ended December 31,
	2021	2020	2019
(in millions)
Operating activities
Profit / (loss) for the period	€10,292.5	€15.2	€(179.2)
Income taxes	4,753.9	(161.0)	(0.2)
Profit / (loss) before tax	€15,046.4	€(145.8)	€(179.4)
Adjustments to reconcile profit / (loss) before tax to net cash flows:
Depreciation and amortization of property, plant, equipment, intangible assets and right-of-use assets	75.2	38.7	33.9
Share-based payment expense	80.5	32.1	30.2
Net foreign exchange differences	(387.5)	41.3	0.1
Gain on disposal of property, plant and equipment	4.6	0.6	0.5
Finance income	(1.5)	(1.6)	(1.8)
Finance expense	305.2	22.3	2.0
Movements in government grants	(89.0)	92.0	—
Other non-cash income	(2.2)	1.7	—
Net loss on derivative instruments at fair value through profit or loss	57.3	—	—
Working capital adjustments:
Decrease / (Increase) in trade and other receivables, contract assets and other assets	(11,808.1)	(247.9)	2.9
Increase in inventories	(438.4)	(49.8)	(5.8)
(Decrease) / Increase in trade payables, other financial liabilities, other liabilities, contract liabilities, refund liabilities and provisions	1,516.1	204.6	(80.6)
Interest received	1.2	1.4	1.3
Interest paid	(12.2)	(3.6)	(2.0)
Income tax received / (paid), net	(3,457.9)	0.5	0.2
Net cash flows from / (used in) operating activities	€889.7	€(13.5)	€(198.5)

Investing activities
Purchase of property, plant and equipment	(127.5)	(66.0)	(38.6)
Proceeds from sale of property, plant and equipment	3.4	1.2	—
Purchase of intangibles assets and right-of-use assets	(26.5)	(19.4)	(32.5)
Acquisition of subsidiaries and businesses, net of cash acquired	(20.8)	(60.6)	(6.1)
Investment into equity instruments designated at fair value through OCI	(19.5)	—	—
Investment into cash deposit with an original term of six months	(375.2)	—	—
Net cash flows used in investing activities	€(566.1)	€(144.8)	€(77.2)

Financing activities
Proceeds from issuance of share capital and treasury shares, net of costs	160.9	753.0	375.4
Proceeds from loans and borrowings	—	156.0	11.0
Repayment of loans and borrowings	(52.6)	(1.6)	—
Payments related to lease liabilities	(14.1)	(12.7)	(3.1)
Net cash flows from / (used in) financing activities	€94.2	€894.7	€383.3

Net increase / (decrease) in cash and cash equivalents	417.8	736.4	107.6
Change in cash and cash equivalents resulting from exchange rate differences	64.7	(45.3)	—
Cash and cash equivalents at the beginning of the period	1,210.2	519.1	411.5
Cash and cash equivalents at December 31	€1,692.7	€1,210.2	€519.1

The accompanying notes form an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

1 Corporate Information

BioNTech SE is a limited company incorporated and domiciled in Germany. American Depositary Shares (ADS) representing BioNTech SE’s ordinary shares have been publicly traded on Nasdaq Global Select Market since October 10, 2019. The registered office is located in Mainz, Germany (An der Goldgrube 12, 55131 Mainz). BioNTech SE is registered in the commercial register B of the Mainz Local Court under the number HRB 48720. The accompanying International Financial Reporting Standards (IFRS) consolidated financial statements present the financial position and the results of operation of BioNTech SE and its subsidiaries, hereinafter also referred to as “BioNTech,” the “Group,” “we” or “us”.

During the year ended December 31, 2021, the following changes to the Group structure occurred:

•
In March 2021, BioNTech Turkey Tıbbi Ürünler Ve Klinik Araştirma Ticaret Anonim Şirketi, which translates into English as BioNTech Turkey Pharmaceutical Products and Clinical Trials Trading JSC, Istanbul, Turkey, was founded and is a wholly owned consolidated subsidiary of BioNTech SE.
•
In June 2021, BioNTech Austria Beteiligungen GmbH, Vienna, Austria, was liquidated.
•
In June 2021, the merger agreement between BioNTech RNA Pharmaceuticals GmbH, Mainz, Germany, and BioNTech SE was registered within the commercial register (Handelsregister) of BioNTech SE under BioNTech RNA Pharmaceuticals GmbH was effectively merged onto BioNTech SE.
•
In July 2021, BioNTech (Shanghai) Pharmaceuticals Co. Ltd., Shanghai, China, was founded and is a wholly owned subsidiary of BioNTech Pharmaceuticals Asia Pacific Pte. Ltd., a wholly owned consolidated subsidiary of BioNTech SE.
•
In September 2021, BioNTech Services Marburg GmbH, Marburg, Germany, was founded and is a wholly owned consolidated subsidiary of BioNTech SE. In December 2021, the entity was renamed to BioNTech Innovation and Services Marburg GmbH.
•
In October 2021, BioNTech SE acquired PhagoMed Biopharma GmbH, Vienna, Austria (subsequently renamed to BioNTech R&D (Austria) GmbH).
•
In October 2021, BioNTech Real Estate an der Goldgrube 12 GmbH & Co. KG, Holzkirchen, Germany, was founded and is wholly owned by its limited partner BioNTech Real Estate Holding GmbH, a wholly owned consolidated subsidiary of BioNTech SE.
•
In November 2021, BioNTech Innovation GmbH i.G. (in establishment), Mainz, Germany, was founded and is a wholly owned consolidated subsidiary of BioNTech SE.

All entities listed above are included in our consolidated financial statements.

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

Information on the Group’s structure is provided in Note 4.

Our consolidated financial statements for the year ended December 31, 2021, were authorized for issue in accordance with a resolution of the Supervisory Board on March 30, 2022.

2 Significant Accounting Policies

2.1 Basis of Preparation

General

The consolidated financial statements have been prepared on a going concern basis in accordance with the IFRS as issued by the International Accounting Standards Board (IASB).

We prepare and publish our consolidated financial statements in Euros and round numbers to thousands or millions of Euros, respectively. Accordingly, numerical figures shown as totals in some tables may not be exact arithmetic aggregations of the figures that preceded them and figures presented in the explanatory notes may not add up to the rounded arithmetic aggregations. Rounding applied may differ from rounding published in different units in the previous years.

Segment Information

Decisions with respect to business operations and resource allocations are made by our Management Board, as the chief operating decision maker (CODM) based on BioNTech as a whole. Accordingly, we operate and make decisions as a single operating segment, which is also our reporting segment.

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

Whether an investee is controlled is re-assessed if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when control is obtained over the subsidiary and ceases when control of the subsidiary is lost.

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

If control over a subsidiary is lost, the related assets (including goodwill), liabilities, non-controlling interests and other components of equity are derecognized, while any resultant gain or loss is recognized in the consolidated statements of profit or loss. Any investment retained is recognized at fair value.

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

After initial recognition, goodwill is tested at least annually or when there is an indication for impairment. See Note 2.3.13. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

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

2.3.2 Current versus Non-Current Classifications

Assets and liabilities in the consolidated statements of financial position are presented based on current or non-current classification.

An asset is current when it is either: (i) expected to be realized or intended to be sold or consumed in the normal operating cycle, (ii) held primarily for the purpose of trading, (iii) expected to be realized within twelve months after the reporting period or (iv) cash or cash equivalents, unless it is restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period. All other assets are classified as non-current.

A liability is current when it is either: (i) expected to be settled in the normal operating cycle, (ii) held primarily for the purpose of trading, (iii) due to be settled within twelve months after the reporting period, or (iv) there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period. The terms of the liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification. The Group classifies all other liabilities as non-current.

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

For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, we determine whether transfers have occurred between levels in the fair value hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

For the purpose of fair value disclosures, classes of assets and liabilities have been determined on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy, as explained above.

2.3.4 Revenue from Contracts with Customers

Revenue Recognition

We generate revenues from collaboration and license agreements, which contain multiple elements, including licenses to use, research, develop, manufacture and commercialize candidates and products, research and development services as well as obligations to develop and manufacture preclinical and clinical material and products. We determined that those collaboration and license agreements qualify as contracts with customers. If the grant of a license is bundled together with the rendering of services, it is assessed whether these agreements are comprised of more than one performance obligation. A performance obligation is only accounted for as the grant of a license if the grant of a license is the sole or the predominant promise of the performance obligation.

If the consideration in an agreement includes a variable amount, we estimate the amount of consideration to which we will be entitled in exchange for transferring the goods to the customer. At contract inception, the variable consideration is estimated based on the most likely amount of consideration expected from the transaction and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with respect to the variable consideration is subsequently resolved. The estimated revenue is updated at each reporting date to reflect the current facts and circumstances.

If a contract with a customer contains more than one performance obligation, the transaction price is allocated to each performance obligation based on relative standalone selling prices.

For each separate performance obligation, it is evaluated whether control is transferred either at a point in time or over time. For performance obligations that are satisfied over time, revenue is recognized based on a measure of progress, which depicts the performance in transferring control to the customer. Under the terms of our licensing arrangements, we provide the licensee with a research and development license, which represents a right to access our intellectual property as it exists throughout the license period (as our intellectual property is still subject to further research). Therefore, the promise to grant a license is accounted for as a performance obligation satisfied over time as our customer simultaneously receives and consumes the benefits from our performance.

Earnings based on the collaboration partners’ gross profit, which is shared under the respective collaboration agreements are recognized based on the sales-based or usage-based royalty exemption; i.e. when, or as, the underlying sales occur, which is when the performance obligation has been satisfied. As described further in Note 3, we use certain information from our collaboration partners, some of which is based on preliminary data shared between the partners and might vary once final data is available.

Revenue arrangements that involve two or more partners who contribute to the provision of a specific good or service to a customer are assessed in terms of principal-agent considerations in order to determine the appropriate treatment for the transactions between us and the collaborator and the transactions between us and other third parties. The classification of transactions under such arrangements is determined based on the nature and contractual terms of the arrangement along with the nature of the operations of the participants. Any consideration related to activities in which we are considered the principal, which includes being in control of the good or service before such good or service is transferred to the customer, are accounted for as gross revenue. Any consideration related to activities in which we are considered the agent, are accounted for as net revenue.

Revenue from the sale of pharmaceutical and medical products (e.g. COVID-19 vaccine sales and other sales of peptides and retroviral vectors for clinical supply) is recognized when we transfer control of the product to the customer. Control of the product normally transfers when the customer gains physical possession and we have not retained any significant risks of ownership or future obligations with respect to the product. A receivable is recognized, as the consideration is unconditional and only the passage of time is required before payment is due. The transaction price is quoted in the relevant price lists in force at the date of customer placing the respective order for such products. In general, payments from customers are due within 30 days after invoice. However, with respect to our collaboration with Pfizer Inc., or Pfizer, a significant time span between when revenues are recognized and the payments are received exists. The contractual settlement of the gross profit share has a temporal offset of more than one calendar quarter. As Pfizer’s fiscal quarter for subsidiaries outside the United States differs from ours, it creates an additional time lag between the recognition of revenues and the payment receipt.

Contract Balances

Contract Assets

A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If we transfer goods or services to a customer before the customer pays the respective consideration or before payment is due, a contract asset is recognized for the earned consideration that is conditional.

Trade Receivables

A receivable represents our right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due).

Contract Liabilities

A contract liability is the obligation to transfer goods or services to a customer for which we have received consideration (or an amount of consideration is due) from the customer. If a customer pays consideration before we transfer goods or services to the customer, a contract liability is recognized when the payment is made or when the payment is due (whichever is earlier). Contract liabilities are recognized as revenue when we perform our performance obligations under the contract.

Refund Liabilities

A refund liability is a consideration which has been received but which will need to be refunded to the customer in the future as it represents an amount to which we are ultimately not entitled to under the contract. A refund liability is measured at the amount of consideration received (or receivable) for which we do not expect to be entitled (i.e., amounts not included in the transaction price). We update our estimates of refund liabilities (and the corresponding change in the transaction price) at the end of each reporting period.

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

In addition, current income taxes presented for the period include adjustments for uncertain tax payments or tax refunds for periods not yet finally assessed by tax authorities, excluding interest expenses and penalties on the underpayment of taxes. In the event that amounts included in the tax return are considered unlikely to be accepted by the tax authorities (uncertain tax positions), a provision for income taxes is recognized.

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

Current tax assets and current tax liabilities are offset if, and only if, we have a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. Deferred tax assets and deferred tax liabilities are only offset when we have a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either (i) the same taxable entity or (ii) different taxable entities, which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

Sales Tax

Expenses and assets are recognized net of sales tax, except when the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority.

The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the consolidated statements of financial position.

2.3.7 Foreign Currencies

Our consolidated financial statements are presented in Euros, which is also our functional currency. For each entity, the Group determines the functional currency, and items included in the consolidated financial statements of such entities are measured using that functional currency. We use the direct method of consolidation and on disposal of a foreign operation, the gain or loss that is reclassified to the consolidated statements of profit or loss reflects the amount that arises from using this method.

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

Foreign Currency Translation

Foreign currency translation effects from the translation of operating activities include foreign exchange differences arising on operating items such as trade receivables and trade payables and are either shown as other operating income or expenses on a cumulative basis. Foreign currency translation effects presented within finance income and expenses include foreign exchange differences arising on financing items such as loans and borrowings as well as foreign exchange differences arising on cash and cash equivalents and are either shown as finance income or expenses on a cumulative basis.

Foreign Currency Translation on Consolidation

Upon consolidation, the assets and liabilities of foreign operations are translated into Euros at the rate of exchange prevailing at the reporting date and the transactions recorded in their consolidated statements of profit or loss are translated at exchange rates prevailing at the dates of the transactions.

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

2.3.8 Property, Plant and Equipment

Construction in progress is stated at cost. Property, plant and equipment are stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. Such cost includes the cost of replacing part of the property, plant and equipment if the recognition criteria are met. All other repair and maintenance costs are expensed as incurred.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Property, plant and equipment	Useful life (years)
Buildings	10-33
Equipment, tools and installations	1-18

An item of property, plant and equipment initially recognized is derecognized upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statements of profit or loss when the asset is derecognized.

The residual values, useful lives and methods of depreciation of property, plant and equipment are reviewed at each financial year-end and adjusted prospectively, if appropriate.

2.3.9 Leases

At the inception of a contract, we assess whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, we assess whether:

•
the contract involves the use of an identified asset—this may be specified explicitly or implicitly and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;
•
we have the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and
•
we have the right to direct the use of the asset. We possess this right when we hold the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decision about how and for what purpose the asset is used is predetermined, the Group has the right to direct the use of the asset if either:
o
we have the right to operate the asset; or
o
we designed the asset in a way that predetermines how and for what purpose it will be used.

At inception or on reassessment of a contract that contains a lease component, the consideration in the contract is allocated to each lease component on the basis of their relative standalone prices. However, for the leases of land and buildings in which it is a lessee, we have elected not to separate non-lease components, and instead accounts for the lease and non-lease components as a single lease component.

We recognize a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of the costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received by the Group.

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

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the incremental borrowing interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the incremental borrowing rate is used as the discount rate.

Lease payments included in the measurement of the lease liability comprise the following:

•
fixed payments, including in-substance fixed payments;
•
variable lease payments that depend on an index or a rate, initially measured using the index or rate as of the commencement date;
•
amounts expected to be payable under a residual value guarantee; and
•
the exercise price under a purchase option that is reasonably certain to be exercised, lease payments in an optional renewal period if it is reasonably certain that the extension option is exercised, and penalties for early termination of a lease unless it is reasonably certain that the contract is not terminate early.

The lease liability is subsequently measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if we change our assessment of whether we will exercise a purchase, extension or termination option. When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in the consolidated statements of profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Right-of-use assets are presented separately and lease liabilities are presented in ‘“Financial Liabilities” in the consolidated statements of financial position.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets or shorter lease term, as follows:

Right-of-use assets	Useful life or shorter lease term (years)
Buildings	2-25
Equipment, tools and installations	2-5
Production facilities	2-3
Automobiles	3-4

Short-Term Leases and Leases of Low-Value Assets

We have elected not to recognize right-of-use assets and lease liabilities for short-term leases of machinery that have a lease term of 12 months or less or leases of low-value assets. We recognize the lease payments associated with these leases as an expense in the consolidated statements of profit or loss on a straight-line basis over the lease term.

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

Intangible assets with finite lives are amortized generally on a straight-line basis over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are at least reviewed at the end of each reporting period. The amortization expense on intangible assets with finite lives is recognized in the consolidated statements of profit or loss in the expense category that is consistent with the function of the intangible assets.

A summary of the useful lives applied to the Group’s intangible assets is as follows:

Intangible assets	Useful life (years)
Intellectual property rights	8-20
Licenses	3-20
Software	3-8

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

We have classified advanced payments on intangible assets as intangible assets, which are not yet ready for use. Advanced payments on intangible assets are tested for impairment on an annual basis.

An intangible asset is derecognized upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statements of profit or loss.

Research and Development Costs

Research costs are expensed as incurred. Development expenditures on an individual project are recognized as an intangible asset if, and only if, all of the following six criteria can be demonstrated:

•
the technical feasibility of completing the intangible asset so that the asset will be available for use or sale;
•
its intention to complete the project;
•
the ability and intention to use or sell the asset;
•
how the asset will generate future economic benefits;
•
the availability of resources to complete the asset; and
•
the ability to reliably measure the expenditure during development.

Due to the inherent risk of failure in pharmaceutical development and the uncertainty of approval, management has determined that these criteria are not met in the biotech sector until regulatory approval has been obtained. The related expenditure is reflected in the consolidated statements of profit or loss in the period in which the expenditure is incurred.

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

2.3.11 Financial Instruments—Initial Recognition and Subsequent Measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

i) Financial Assets

Initial Recognition and Measurement

Financial assets mainly include trade receivables, cash and cash equivalents, cash deposits with an original term of six months recognized as other financial assets as well as equity investments. Financial assets are initially measured at fair value and – depending on their classification – subsequently measured at amortized cost, fair value through other comprehensive income (OCI) or fair value through profit or loss.

Subsequent Measurement

The measurement of financial assets depends on their classification, as described below.

Trade and Other Receivables

With respect to trade receivable, we applied the practical expedient which means that they are measured at the transaction price determined under IFRS 15. Refer to the accounting policies in Note 2.3.4. Other financial assets are measured at amortized costs since they are held to collect contractual cash flows, which are solely payments of principal and interest. Gains and losses are recognized in profit or loss when the financial asset is derecognized, modified or impaired.

Financial Assets designated at Fair Value through OCI (Equity Instruments)

Upon initial recognition, we can irrevocably elect to classify equity investments as equity instruments designated at fair value through OCI when they meet the definition of equity under IAS 32 and are not held for trading. The classification is determined on an instrument-by-instrument basis. Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognized as other income in the statement of profit or loss when the right of payment has been established. Equity instruments designated at fair value through OCI are not subject to impairment assessment. We elected to irrevocably classify our non-listed equity investments under this category.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the consolidated statements of financial position) when the rights to receive cash flows from the asset have expired or have been transferred in terms of fulfilling the derecognition criteria.

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

For trade receivables and contract assets, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. We have established a provision matrix that is based on our historical credit loss experience, which implies that expected credit losses are only recorded as far as actual historical credit losses have incurred, adjusted for forward-looking factors specific to the debtors and the economic environment and differentiates between customer groups and geographic regions.

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

Financial Liabilities at Fair Value through Profit or Loss

Financial liabilities at fair value through profit or loss include the embedded derivative, which was bifurcated from the convertible note, as host contract, and is recognized as a separate financial instrument until it is extinguished upon conversion. Furthermore, foreign exchange forward contracts not designated as hedging instruments are recognized as derivatives at fair value through profit or loss. Financial liabilities at fair value further include contingent considerations resulting from business combinations.

Gains or losses arising from fair value measurement adjustments of the embedded derivative, the derivatives not designated as hedging instruments and the contingent consideration are recognized in profit and loss within the consolidated statements of profit or loss.

Loans, Borrowings, Trade Payables and Other Financial Liabilities

After initial recognition, loans and borrowings, trade payables and other financial liabilities are subsequently measured at amortized cost using the effective interest rate (EIR) method. Gains and losses are recognized in the consolidated statements of profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the consolidated statements of profit or loss.

This category generally applies to loans and borrowings.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the consolidated statements of profit or loss.

2.3.12 Inventories

Inventories are valued at the lower of cost and net realizable value.

Costs incurred in bringing each product to its present location and condition are accounted for as follows:

•
raw materials and supplies: purchase cost on a first-in / first-out basis; or
•
unfinished goods and finished goods: cost of direct materials and labor, including both internal manufacturing and third-party contract manufacturing organizations, or CMOs, and a proportion of manufacturing overheads based on the normal operating capacity, but excluding borrowing costs.

Net realizable value is the estimated selling price in the ordinary course of business less estimated costs of completion and the estimated costs necessary to make the sale. Write-offs are recorded if inventories do not fulfill the specification defined by our quality standards or if its shelf-life has expired.

2.3.13 Impairment of Non-Financial Assets

At each reporting date, we assess whether there is an indication that a non-financial asset may be impaired. Goodwill is tested for impairment at least annually as of October 1. Impairment is determined for goodwill by assessing the recoverable amount of each cash generating unit (or group of CGUs) to which the goodwill relates. If any indication exists, or when annual impairment testing is performed, we estimate the asset’s or CGU’s recoverable amount. The recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. In case the asset is not generating independent cash inflows the impairment test is performed for the smallest group of assets that generate largely independent cash inflows from other assets (CGU). When the carrying amount of an asset or cash generating unit exceeds its recoverable amount, the asset or the non-current assets of the CGU are considered impaired and written down to their recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions and our market capitalization are taken into account.

If a value in use is determined it is based on detailed budgets and forecast calculations, which are prepared separately for each of our cash generating units to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of at least five years. A long-term growth rate is calculated and applied to project future cash flows after the last year of the detailed planning period.

Impairment losses are recognized in the consolidated statements of profit or loss in expense categories consistent with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the asset’s or cash generating unit’s recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statements of profit or loss unless the asset is carried at a revalued amount, in which case, the reversal is treated as a revaluation increase.

2.3.14 Cash and Cash Equivalents

Cash and cash equivalents comprise cash at banks and on hand and short-term highly liquid deposits with an original maturity of three months or less, that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value. Deposits with an original maturity of more than three months are recognized as other financial assets.

2.3.15 Provisions

Provisions are recognized when there is a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When we expect some or all of a provision to be reimbursed, for example, under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to a provision is presented in the consolidated statements of profit or loss net of any reimbursement.

2.3.16 Share-Based Payments

Employees (and others providing similar services) receive remuneration in the form of share-based payments, which are settled in equity instruments (equity-settled transactions) or in cash (cash-settled transactions).

The cost of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model, further details of which are given in Note 17. The cost of cash-settled transactions is determined by the fair value that is remeasured until settlement date.

These costs are recognized in cost of sales, research and development expenses, sales and marketing expenses or general and administrative expenses, together with a corresponding increase in equity (other reserves) or other liabilities, over the period in which the service is provided (the vesting period). The cumulative expense recognized for cash- and equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired. With respect to equity-settled transactions it also reflects the best estimate of the number of equity instruments that will ultimately vest.

2.4 Standards Applied for the First Time

In 2021, the following potentially relevant new and amended standards and interpretations became effective, but did not have an impact on our consolidated financial statements:

Standards / Interpretations	Date of application
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16: Interest Rate Benchmark Reform – Phase 2	January 1, 2021
Amendment to IFRS 16 Leases: Covid 19-Related Rent Concessions beyond 30 June 2021	April 1, 2021

2.5 Standard Issued but Not Yet Effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the financial statements and that might have an impact on our financial statements are disclosed below. We have not early adopted any standards and intend to adopt these new and amended standards and interpretations, if applicable, when they become effective.

Standards / Interpretations	Date of application
Amendments to IFRS 3 Business Combinations: Reference to the Conceptual Framework	January 1, 2022
Amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets: Onerous Contracts – Cost of Fulfilling a Contract Amendments to IAS 37	January 1, 2022
Amendments to IAS 16 Property, Plant and Equipment: Proceeds before Intended Use	January 1, 2022
Annual Improvements to IFRS Standards 2018-2020	January 1, 2022
IFRS 17 Insurance Contracts (issued on May 18, 2017)	January 1, 2023
Amendments to IFRS 17 Insurance Contracts	January 1, 2023
Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current	January 1, 2023
Amendments to IAS 1 and IFRS Practice Statement 2: Disclosure of Accounting Policies	January 1, 2023
Amendments to IAS 8 Accounting policy changes: Definition of Accounting Estimates	January 1, 2023
Amendments to IAS 12 Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction	January 1, 2023

We do not expect a significant impact of the application of any of these amendments.

3 Significant Accounting Judgments, Estimates and Assumptions

The preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, the accompanying disclosures and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

Significant accounting judgement as well as key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are described below. We based our assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

Revenue from Contracts with Customers

We applied the following judgments, estimates and assumptions that significantly affect the determination of the amount and timing of revenue from contracts with customers:

Identification and Determination of Performance Obligations

We generate revenues from collaboration and license agreements, which contain multiple elements, including licenses to use, research, develop, manufacture and commercialize candidates and products, research and development services as well as obligations to develop and manufacture preclinical and clinical material and products. We determined that those collaboration and license agreements qualify as contracts with customers. At inception of each agreement, we apply judgment when determining which promises represent distinct performance obligations. If promises are not distinct, they are combined until the bundle of promised goods and services is distinct. For some agreements, this results in accounting for goods and services promised in a collaboration and license agreement as a single performance obligation with a single measure of progress. For these combined performance obligations, we assess which of these promises is the predominant promise to determine the nature of the performance obligation. When licenses are granted, we determined that the grant of the license is the predominant promise within the combined performance obligations. It is assessed that we grant our customers a right to access or a right to use our intellectual property due to the collaboration and license agreements.

Measurement of the Transaction Price

Our collaboration and license agreements often include variable considerations, which are contingent on the occurrence or non-occurrence of a future event (i.e., reaching a certain milestone). When determining deferred revenues of a collaboration and license agreement, we need to estimate the amount of consideration to which we will be entitled in exchange for transferring the promised goods or services to our customers.

As there are usually only two possible outcomes (i.e., milestone is reached or not), we have assessed that the method of the most likely amount is the best method to predict the amount of consideration to which we will be entitled. At contract inception, the most likely amount for milestone payments is estimated to be zero. We have assessed that the likelihood of achieving the respective milestone decreases depending on how far the expected date of achieving the milestone lies in the future. At each reporting date, we use judgment to determine when to include variable consideration in the transaction price, such that it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with respect to the variable consideration is subsequently resolved. We have concluded that future milestone payments are fully constrained at the end of the current fiscal year.

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

Upon successfully commercializing a pharmaceutical product, the collaboration and license agreements also provide for additional profit-sharing or tiered royalties earned when customers recognize net sales of licensed products as well as sales milestone payments. Revenue is recognized based on the sales-based or usage-based royalty exemption; i.e. when, or as, the underlying sales occur, which is when the performance obligation has been satisfied.

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

Pfizer Agreement Characteristics

With respect to our collaboration with Pfizer, commercial revenue is recognized based on our collaboration partners’ gross profit from COVID-19 vaccine sales, which is shared under the respective collaboration agreement. In determining commercial revenue pursuant to this collaboration agreement, we are reliant on our collaboration partner for detail regarding its gross profit for the period at hand. Certain of the information which our collaboration partner provides us with to identify the gross profit are, by necessity, preliminary and subject to change. This is mainly due to the fact that our partner’s financial reporting cycle differs from ours. Pfizer’s subsidiaries outside the United States have a fiscal year-end of November 30; hence the Pfizer Quarter is equal to the Calendar Quarter with respect to the U.S. territory but is deferred by one month with respect to the territories outside the United States. This implies that the details on sales are required by us in advance of Pfizer closing the respective reporting periods. As a result, our determination of our share of such gross profit especially for this last month of the calendar cycle needs to be estimated for the purposes of recognizing revenues and is subject to the risk that amounts reported might vary from actual amounts reported once our collaboration partner’s final financial results are available.

Pfizer’s gross profit shares are calculated based on sales and include consideration of transfer prices. The latter includes manufacturing and shipping costs, which represent standard prices and include mark-ups on manufacturing costs as specified by the terms of the agreement. Manufacturing and shipping cost variances were considered as far as those have been identified. Nevertheless, those input parameters may be adjusted once actual costs are determined. The sales as reported by Pfizer for the Pfizer quarter, as well as sales preliminary reported for last month of the calendar quarter and territories outside the United States have been used to estimate license obligations in terms of royalties and sales milestones. Sales milestones and royalties are recognized as they are earned by the partners. Sales milestones are shared equally, while royalty payments are shared on the basis of revenue in the territories for which the partners are responsible. The estimated royalty fees applied to net sales reflect the license obligations to the extent currently identified from third party contractual arrangements. Changes in estimates are accounted for prospectively, when determined.

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

Historically, adjustments to these estimates to reflect actual results or updated expectations, have not been material to our overall business. The adjustment to the estimated amounts as of December 31, 2020, which was recorded during the three months ended March 31, 2021 was 5% of revenues and the extent of the adjustments decreased throughout the year ended December 31, 2021 (i.e., adjustments were between 1% and 3% of revenues with respect to the first three quarters during 2021).

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

Research and Development Expenses

The nature of our business and primary focus of our activities, including development of our platforms and manufacturing technologies, generate a significant amount of research and development expenses. Research costs are expensed as incurred. Development expenditures on an individual project are recognized as an intangible asset if, and only if, the capitalization criteria are met. We have entered into agreements under which third parties grant licenses to us. If those licenses grant access to technologies, both parties jointly perform research or development activities and both are exposed to significant risks and rewards of the activities, costs incurred with the agreements are not treated differently from costs related to own product candidates. If the agreements grant us rights to use certain patents and technologies that meet the definition of an identifiable assets, they are treated as acquired intangible assets. Due to the inherent risk of failure in pharmaceutical development and the uncertainty of approval, management has determined that these criteria are not met before regulatory approval is achieved. The related expenditure is reflected in the consolidated statements of profit or loss in the period in which the expenditure is incurred. Sales-based milestone or royalty payments incurred under license agreements relating to self-developed intangibles after the approval date of the respective pharmaceutical product are recognized as expenses as incurred. Prior to initial regulatory approval, costs relating to production of pre-launch products are expensed as research and development expenses in the period incurred. If pre-launch products are sold, the respective product gross margin may be higher compared to the expected recurring margin as the underlying costs will not be included in cost of sales.

Business Combinations

The allocation of the purchase price for business acquisitions to the identifiable assets acquired and liabilities assumed based on their respective fair values, requires use of accounting estimates and judgment. Acquired intangible assets are valued using valuation models such as the Multi Period Excess Earnings Method under which fair values are derived from future net cash flows, which are discounted to the acquisition date using an appropriate discount factor. We have estimated fair values of assets acquired, liabilities assumed and contingent considerations based on reasonable assumptions. We continue to collect information and reevaluate these provisional estimates and assumptions in accordance with IFRS 3. Any adjustments to these provisional estimates and assumptions are recorded against goodwill provided they arise within the measurement period. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of profit or loss.

For further disclosures relating to business combinations, see Note 5.

Share-Based Payments

Determining the fair value of share-based payment transactions requires the most appropriate valuation for the specific program, which depends on the underlying terms and conditions. We used valuation models like a binomial or Monte-Carlo simulation model for the measurement of the cash- and equity-settled transactions’ fair value considering certain assumption relating to, e.g., the volatility of stock price, the determination of an appropriate risk-free interest rate, expected dividends and the probability of reaching a minimum hurdle to exercise the relevant options. For awards which were granted prior to the initial public offering, at a time where no quoted market prices existed, the valuation model assumptions included the option’s underlying share price. For awards which were granted post the initial public offering, the grant date’s share prices on the Nasdaq Global Select Market were included in the valuation.

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

Income Taxes

We are subject to income taxes in more than one tax jurisdictions. Due to the increasing complexity of tax laws and the corresponding uncertainty regarding the legal interpretation by the fiscal authorities, tax calculations are generally subject to an elevated amount of uncertainty. To the extent necessary, possible tax risks are taken into account in form of provisions.

We do not recognize or impair deferred tax assets when it is unlikely that a corresponding amount of future taxable profit will be available against which the deductible temporary differences, tax loss carry forwards and tax credits can be utilized. When determining whether sufficient future taxable profit will be available against which the deductible temporary differences, tax loss carry forwards and tax credits can be utilized, significant management judgment is required. This includes management’s assessment on the character and amounts of taxable future profits, the periods in which those profits are expected to occur, and the availability of tax planning opportunities. As a matter of policy, convincing evidence supporting the recognition of deferred tax assets is required if an entity has suffered a loss in either the current or the preceding periods.

As of December 31, 2021, our management continued to determine that deferred tax assets on tax losses carried forward that relate to subsidiaries which have a loss making history cannot be recognized. This includes the assessment that those subsidiaries neither have any taxable temporary difference nor any tax planning opportunities available that could support the recognition of deferred tax assets.

For further disclosures relating to deferred taxes, see Note 8.

4 Group Information

Information about Subsidiaries

The consolidated financial statements include the following subsidiaries:

			% equity interest
Name	Country of incorporation	Registered office	December 31, 2021	December 31, 2020
BioNTech Cell & Gene Therapies GmbH	Germany	Mainz	100%	100%
BioNTech Delivery Technologies GmbH	Germany	Halle	100%	100%
BioNTech Diagnostics GmbH	Germany	Mainz	100%	100%
BioNTech Europe GmbH	Germany	Mainz	100%	100%
BioNTech Innovation GmbH (in establishment)	Germany	Mainz	100%	n/a
BioNTech Innovative Manufacturing Services GmbH	Germany	Idar-Oberstein	100%	100%
BioNTech Manufacturing GmbH	Germany	Mainz	100%	100%
BioNTech Manufacturing Marburg GmbH	Germany	Marburg	100%	100%
BioNTech RNA Pharmaceuticals GmbH	Germany	Mainz	n/a(1)	100%
BioNTech Innovation and Services Marburg GmbH (previously BioNTech Services Marburg GmbH)	Germany	Marburg	100%	n/a
JPT Peptide Technologies GmbH	Germany	Berlin	100%	100%
reSano GmbH	Germany	Mainz	100%	100%
BioNTech Real Estate Holding GmbH	Germany	Holzkirchen	100%	100%
BioNTech Real Estate Verwaltungs GmbH	Germany	Holzkirchen	100%	100%
BioNTech Real Estate GmbH & Co. KG	Germany	Holzkirchen	100%	100%
BioNTech Real Estate An der Goldgrube GmbH & Co. KG	Germany	Holzkirchen	100%	100%
BioNTech Real Estate Haus Vier GmbH & Co. KG	Germany	Holzkirchen	100%	100%
BioNTech Real Estate Adam Opel Straße GmbH & Co. KG	Germany	Holzkirchen	100%	100%
BioNTech Real Estate an der Goldgrube 12 GmbH & Co. KG	Germany	Holzkirchen	100%	n/a
BioNTech Austria Beteiligungen GmbH	Austria	Vienna	n/a(2)	100%
BioNTech R&D (Austria) GmbH (previously PhagoMed Biopharma GmbH)	Austria	Vienna	100%	n/a
BioNTech (Shanghai) Pharmaceuticals Co. Ltd.	China	Shanghai	100%	n/a
BioNTech Pharmaceuticals Asia Pacific Pte. Ltd.	Singapore	Singapore	100%	100%
BioNTech Turkey Tıbbi Ürünler Ve Klinik Araştirma Ticaret Anonim Şirketi	Turkey	Istanbul	100%	n/a
BioNTech UK Limited	United Kingdom	Reading	100%	100%
BioNTech Research and Development, Inc.	United States	Cambridge	100%	100%
BioNTech USA Holding, LLC	United States	Cambridge	100%	100%
BioNTech US Inc.	United States	Cambridge	100%	100%
JPT Peptide Technologies Inc.	United States	Cambridge	100%	100%

(1)
BioNTech RNA Pharmaceuticals GmbH was merged onto BioNTech SE.
(2)
BioNTech Austria Beteiligungen GmbH was liquidated in June 2021.

Parent Company

ATHOS KG, Holzkirchen, Germany is the sole shareholder of AT Impf GmbH, Munich, Germany and beneficial owner of the following percentage of ordinary shares in BioNTech at the dates as indicated. ATHOS KG via AT Impf GmbH has de facto control over BioNTech based on its substantial shareholding, which enabled it to exercise the majority of voting rights to pass resolutions at our Annual General Meeting, or AGM.

			Ownership of ordinary shares in BioNTech (in %)
Name	Country of incorporation	Registered office	December 31, 2021	December 31, 2020
AT Impf GmbH	Germany	Munich	43.75%	47.37%

Entity with significant Influence over the Group

Medine GmbH, Mainz owned the following percentage of ordinary shares in BioNTech at the following dates as indicated:

			Ownership of ordinary shares in BioNTech (in %)
Name	Country of incorporation	Registered office	December 31, 2021	December 31, 2020
Medine GmbH	Germany	Mainz	17.11%	17.25%

5 Business Combinations

Business Combinations during the year ended December 31, 2021

BioNTech R&D (Austria) GmbH, or BioNTech Austria (previously PhagoMed Biopharma GmbH)

On October 1, 2021, BioNTech Austria, an Austrian biotechnology company, specialized in the development of a new class of antibacterials, was fully acquired to expanded our infectious disease portfolio capabilities.

The total consideration comprised an upfront consideration of €50.0 million (less acquired debt) of which €23.2 million are considered remuneration and will be recognized as personnel expense over a three-year period in which services are to be provided. An additional consideration of maximum €100.0 million is dependent the achievement of certain clinical development milestones. At the acquisition date, the contingent consideration was recognized with its fair value of €5.5 million and is presented as non-current financial liabilities in the consolidated statements of financial position (see Note 12).

The acquisition of PhagoMed was accounted for as a business combination using the acquisition method of accounting.

The final fair values and values in accordance with IFRS 3 of the identifiable net assets of BioNTech Austria as at the date of acquisition were as follows:

(in millions)	Fair value recognized on acquisition BioNTech R&D (Austria) GmbH
Assets
Intangible assets	€43.3
Other assets non-current and current	1.5
Total assets	€44.8

Liabilities
Other liabilities non-current and current	15.4
Total liabilities	€15.4

Total identifiable net assets at fair value	€29.4

Bargain purchase	(2.2)
Consideration transferred	€27.2

Consideration
Cash paid	21.7
Contingent consideration liability	5.5
Total consideration	€27.2

(in millions)	BioNTech R&D (Austria) GmbH
Transaction costs of the acquisition (included in cash flows from operating activities)	€(0.5)
Net cash acquired (included in cash flows used in investing)	0.9
Cash paid (included in cash flow used in investing activities)	(21.7)
Net cash flow on acquisition	€(21.3)

The intangible assets comprise a pre-clinical candidate, PM-477 as well as a platform.

A bargain purchase of €2.2 million was recognized in other operating income.

The consolidated statements of profit or loss include the results of BioNTech Austria since the acquisition date. From the date of acquisition through December 31, 2021, BioNTech Austria did not have any significant impact onto the operating income or the revenues of the Group. The same applies if the transaction had occurred at the beginning of the reporting period.

Business Combinations during the year ended December 31, 2020

During the year ended December 31, 2020, the following material business combinations occurred.

BioNTech US Inc. (previously Neon Therapeutics, Inc., or Neon)

On May 6, 2020, we acquired Neon, a biotechnology company developing novel neoantigen-based T-cell therapies, to leverage Neon’s expertise in the development of neoantigen therapies, with both vaccine and T cell capabilities.

Based on the acquisition date share price, the aggregate value of the merger consideration was €89.9 million ($97.1 million) financed by issuing 1,935,488 American Depositary Shares representing our ordinary shares as a stock transaction and including a de minimis cash consideration which was paid to settle Neon’s outstanding stock options.

The fair values and values in accordance with IFRS 3 of the identifiable net assets of BioNTech US Inc. as at the date of acquisition were as follows:

(in millions)	Fair value recognized on acquisition BioNTech US Inc.
Assets
Intangible assets	€29.9
Property, plant and equipment	5.6
Right-of-use assets	6.9
Other assets non-current and current	2.7
Cash and cash equivalents	7.7
Total assets	€52.8

Liabilities
Trade payables	1.7
Other liabilities non-current and current	17.8
Total liabilities	€19.5

Total identifiable net assets at fair value	€33.3

Goodwill from the acquisition	56.6
Consideration transferred	€89.9

Consideration
Shares issued, at fair value	€89.5
Cash paid	€0.4
Total consideration	€89.9

The intangible assets comprise two neoantigen targeted therapies, BNT221 (NEO-PTC-01) and BNT222 (NEO-STC-01), which were identified and recorded as in-process R&D.

Deferred tax liabilities relating to temporary differences of the assets acquired in the business combination were recognized at an amount of €8.0 million. To the extent of those deferred tax liabilities assumed, deferred tax assets relating to temporary differences and tax loss carryforwards which existed as of the acquisition date were recognized. Since the conditions to offset were fulfilled, the deferred tax assets and liabilities were offset.

The consolidated statements of profit or loss included the results of BioNTech US since the acquisition date. From the date of acquisition through December 31, 2020, BioNTech US contributed €28.5 million operating loss to our respective result. If the transaction had occurred at the beginning of the reporting period, €59.8 million would have contributed to the operating loss. This amount includes expenses resulting from the merger and should not necessarily be considered representative of the future consolidated results of profit or loss or financial condition on a consolidated basis. From the date of acquisition, BioNTech US did not generate any revenue and no revenue would have been generated if the transaction had occurred at the beginning of the reporting period.

Goodwill recognized is primarily attributable to the expected synergies and other benefits from combining two organizations with a common culture of pioneering translational science and a shared vision for the future of cancer immunotherapy as described above. The goodwill resulting from the BioNTech US acquisition during the year ended December 31, 2020, was allocated to the CGU immunotherapies.

Transaction costs of €1.1 million relating to the acquisition were expensed and included in the general and administrative expenses in the consolidated statements of profit or loss. In the consolidated statements of cash flows they were included in cash flows used in operating activities. The attributable costs of the issuance of the shares of €1.3 million were recorded in equity as a deduction from the capital reserve and are included in cash flows from financing activities in the consolidated statements of cash flows.

BioNTech Manufacturing Marburg GmbH (previously Novartis Manufacturing GmbH)

On October 31, 2020, Novartis Manufacturing GmbH was acquired, a manufacturing facility in Marburg. Through the acquisition, we planned to produce our COVID-19 vaccine for global supply.

The fair values and values in accordance with IFRS 3 of the identifiable net assets of BioNTech Manufacturing Marburg GmbH, or BioNTech Marburg, as at the date of acquisition were as follows:

(in millions)	Fair value recognized on acquisition BioNTech Manufacturing Marburg GmbH
Assets
Property, plant and equipment	€79.8
Right-of-use assets	28.5
Inventories	2.4
Other assets non-current and current	4.3
Cash and cash equivalents	16.5
Total assets	€131.5

Liabilities
Provisions non-current and current	5.1
Trade payables	8.1
Other liabilities non-current and current	33.4
Total liabilities	€46.6

Total identifiable net assets at fair value	€84.9

Bargain purchase	(7.0)
Consideration transferred	€77.9

Consideration
Cash paid	€77.9
Total consideration	€77.9

The consolidated statements of profit or loss included the results of BioNTech Marburg since the acquisition date. From the date of acquisition, the transition into a GMP certified manufacturing facility for our COVID-19 vaccine was initiated rapidly. During this time, no revenues had been recognized and set-up, retooling and prepping expenses led to a €6.7 million operating loss, which contributed to our respective result. Projecting the revenues and result of the acquired company as if the acquisition had occurred at the beginning of the reporting period is impracticable, since BioNTech intends to use the facility for manufacturing its COVID-19 vaccine. Information about revenues and net income generated by BioNTech Marburg before the acquisition were considered not to be useful as they are not representative of the future consolidated results of profit or loss or financial condition on a consolidated basis.

The contracting parties shared the understanding that the manufacturing facility is well-equipped to make an important contribution in our effort to develop and manufacture a COVID-19 vaccine. The possibility of acquiring a GMP certified manufacturing facility with well-established biotechnology drug substance and drug product manufacturing equipment as well as an experienced team was a very good opportunity for us to accelerate its efforts to scale-up the commercial manufacturing capacity for our COVID-19 vaccine production. The fact that the offer to sell and the need to acquire the facility overlapped at a convenient time, the underlying opportunities ultimately resulted in a bargain purchase of €7.0 million which was recognized in other operating income.

Transaction costs of €1.4 million relating to the acquisition were expensed and included in the general and administrative expenses in the consolidated statements of profit or loss and were included in cash flows used in operating activities in the consolidated statements of cash flows.

6 Revenues from Contracts with Customers

6.1 Disaggregated Revenue Information

Set out below is the disaggregation of the Group’s revenues from contracts with customers:

	Years ended December 31,
(in millions)	2021	2020	2019
Research & development revenues from collaborations	€102.7	€178.8	€84.4
Genentech Inc.	45.9	49.2	64.0
Pfizer Inc.	43.4	121.6	14.3
Shanghai Fosun Pharmaceutical (Group) Co., Ltd	7.4	5.1	—
Other	6.0	2.9	6.1
Commercial revenues	€18,874.0	€303.5	€24.2
COVID-19 vaccine revenues	18,806.8	270.5	—
Sales to collaboration partners(1)	970.9	61.4	—
Direct product sales to customers	3,007.2	20.6	—
Share of collaboration partners' gross profit and sales milestones	14,828.7	188.5	—
Other sales	67.2	33.0	24.2
Total	€18,976.7	€482.3	€108.6

1)
Represents sales to our collaboration partner of products manufactured by us.

Since December 2020, our COVID-19 vaccine has been fully approved, granted conditional marketing authorization, or approved or authorized for emergency or temporary use in over 100 countries and regions worldwide, which resulted in recognition of revenues from the commercial sale of pharmaceutical products for the first time. Consequently, we have progressed from earning revenues primarily from research and development to earning revenues from commercial sales during the year ended December 31, 2021.

During the year ended December 31, 2021, revenues recognized from Pfizer Inc., or Pfizer (€15,500.0 million) and the German Federal Ministry of Health (€1,945.6 million), each account for more than 10% of total revenues. During the year ended December 31, 2020, revenues recognized from Pfizer (€371.5 million) and Genentech Inc., or Genentech (€49.2 million), each account for more than 10% of total revenues. During the year ended December 31, 2019, revenues recognized from Genentech (€64.0 million) and Pfizer (€14.3 million), accounted for more than 10% of total revenues. During the year ended December 31, 2021, based on the geographic region in which our customers and collaboration partners are located we mainly recognized revenues in the United States (€14,636.5 million) and Germany (€2,241.9 million). During the year ended December 31, 2020, the main geographic regions were United States (€381.9 million), Belgium (€56.2 million) and Germany (€31.7 million). During the year ended December 31, 2019, the main geographic regions were United States (€87.6 million) and Germany (€11.7 million).

Research and Development Revenues from Collaborations

During the year ended December 31, 2021, our collaborations with Genentech, Pfizer, Shanghai Fosun Pharmaceutical (Group) Co., Ltd, or Fosun Pharma, and other collaboration partners were progressed and respective research and development revenues were derived from deferred upfront payments as well as upon achieving development and regulatory milestones.

During the year ended December 31, 2021, our Influenza collaboration with Pfizer was progressed and research and development revenues of €43.4 million were derived from deferred upfront payments based on progress incurred and upon meeting certain development milestones. In comparison, during the year ended December 31, 2020, research and development revenues were mainly related to a non-refundable upfront cash payment of €66.3 million and a regulatory milestone payment of €51.7 million that became due based on our COVID-19 vaccine collaboration with Pfizer which was progressed to the commercial phase as well as €3.6 million incurred with respect to our Influenza collaboration with Pfizer.

As part of our BNT162 vaccine program against COVID-19, we are collaborating with Fosun Pharma to develop a COVID-19 vaccine in China. Upon receiving the authorization for emergency use and launching our COVID-19 vaccine in Hong Kong, development and regulatory milestones of €7.4 million have been achieved and recognized as research and development revenues during the year ended December 31, 2021. In comparison, during the year ended December 31, 2020, Fosun Pharma has paid a non-refundable upfront cash payment of €0.9 million and development milestones of €4.2 million that were recognized as revenues.

Other collaboration programs have been progressed during the year ended December 31, 2021, and revenues of €45.9 million under our collaboration with Genentech and €6.0 million under other collaborations have been derived from deferred upfront payments measured based on the costs incurred under the respective research programs. In comparison, during the year ended December 31, 2020, revenues of €49.2 million under our collaboration with Genentech and €2.9 million under other collaborations had been recognized.

The revenues recorded during the year ended December 31, 2019, mainly included revenues resulting from collaboration and license agreements processed in the research and development phase. The amounts were mainly derived from deferred upfront fees received under the Genentech, Pfizer (Influenza) and Sanofi collaboration. The amounts were recognized as revenues as we performed under the agreement and measured progress based on the costs or time incurred under the respective research programs.

Commercial Revenues

During the year ended December 31, 2021, commercial revenues increased due to the high demand for our COVID-19 vaccine. We are the marketing authorization holder in the United States, the European Union, the United Kingdom, Canada and other countries, and holder of emergency use authorizations or equivalents in the United States (jointly with Pfizer) and other countries, submissions to pursue regulatory approvals on those countries where emergency use authorizations or equivalent were initially granted are ongoing. Pfizer has marketing and distribution rights worldwide with the exception of China, Germany and Turkey. Fosun Pharma has marketing and distribution rights in China, Hong Kong special administrative region, or SAR, Macau SAR and the region of Taiwan. The allocation of marketing and distribution rights defines territories in which the collaboration partners act as a principal.

Whenever responsibilities in the manufacturing and supply process of the COVID-19 vaccine shift and the COVID-19 vaccine is transferred, the vaccine is sold from one partner to the other. During the years ended December 31, 2021 and 2020, we recognized €970.9 million and €61.4 million of revenues, respectively, from selling drug product batches manufactured by us to our partners.

By supplying our territories during the years ended December 31, 2021 and 2020, we recognized €3,007.2 million and €20.6 million of revenues, respectively, from direct COVID-19 vaccine sales in Germany and Turkey. The share of gross profit that we owe our collaboration partner Pfizer based on our sales is recognized as cost of sales.

Based on COVID-19 vaccine sales in the collaboration partners’ territories, we are eligible to receive a share of their gross profit which represents a net figure and is recognized as collaboration revenues during the commercial phase together with sales milestones that are recorded once the underlying thresholds are met. During the year ended December 31, 2021, €14,352.1 million gross profit share and €476.6 million of sales milestones have been recognized as revenues. During the year ended December 31, 2020, €188.5 million gross profit share has been recognized as revenues. In order to determine our share of our collaboration partners’ gross profits, we used certain information from our collaboration partners, some of which is based on preliminary data shared between the partners and might vary once final data is available. The true-up recognized prospectively during the year ended December 31, 2021, with respect to the prior year was not material.

The revenues from contracts with customers disclosed above were recognized as follows:

	Years ended December 31,
(in millions)	2021	2020	2019
Timing of revenue recognition
Goods and services transferred at a point in time	€4,034.3	€108.8	€17.0
Goods and services transferred over time	14,942.4	373.5	91.6
Total	€18,976.7	€482.3	€108.6

6.2 Contract Balances

(in millions)	December 31, 2021	December 31, 2020
Trade and other receivables	€12,381.7	€165.5
Contract liabilities	195.1	371.5
Refund liabilities	90.0	—

Trade and other receivables significantly increased mainly due to the trade receivables from our COVID-19 collaboration with Pfizer as well as our own sales. The contractual settlement of the gross profit share has a temporal offset of more than one calendar quarter. As Pfizer’s fiscal quarter for subsidiaries outside the United States differs from ours, it creates an additional time lag between the recognition of revenues and the payment receipt. Consequently, as of December 31, 2021, our trade receivables included in addition to the profit share for the fourth quarter of 2021, trade receivables which related to the gross profit share for the third quarter of 2021. The payment settling our gross profit share for the third quarter of 2021 (as defined by the contract) was received from our collaboration partner subsequent to the end of the reporting period in January 2022. From our trade receivables outstanding as of December 31, 2021, we had already collected €4,693.6 million in cash by January 16, 2022.

Contract liabilities mainly include upfront fees received from our major collaboration and license agreements as well as advance payments received for future COVID-19 vaccine sales and other sales. The contract liabilities from collaboration and commercial supply agreements as of December 31, 2021, comprise €61.9 million remaining upfront fees from collaboration agreements, €131.9 million of advance payments for future COVID-19 vaccine sales, which had been received during the year ended December 31, 2021, or for which an unconditional right of consideration exists (as of December 31, 2020: €131.7 million of remaining upfront fees from collaborations as well as €235.9 million of advance payments for future COVID-19 vaccine sales).

During the year ended December 31, 2021, the contract liabilities decreased as revenues were recognized from contract liabilities outstanding at the beginning of the year by fulfilling commercial performance obligations and progressing our research and development collaboration agreements (during the year ended December 31, 2020: increase in contract liabilities since payments received exceeded revenues recognized from contract liabilities recorded at the beginning of the year).

The refund liabilities relate to our collaboration with Fosun and represent consideration which has been received but which will need to be refunded to the collaboration partner.

Set out below is the amount of revenue recognized for the periods indicated:

	Years ended December 31,
(in millions)	2021	2020	2019
Amounts included in contract liabilities at the beginning of the year	€73.7	€58.9	€84.1

6.3 Performance Obligations

The contract liabilities allocated to the remaining performance obligations from collaboration or commercial supply agreements (unsatisfied or partially unsatisfied) as at year-end are as follows:

(in millions)	December 31, 2021	December 31, 2020
Within one year	€186.1	€299.6
More than one year	9.0	71.9
Total	€195.1	€371.5

7 Income and Expenses

7.1 Costs of Sales

	Years ended December 31,
(in millions)	2021	2020	2019
Cost of sales related to COVID-19 vaccine revenues	€2,855.6	€35.6	€—
Cost related to other sales	55.9	23.7	17.4
Total	€2,911.5	€59.3	€17.4

During the year ended December 31, 2021, cost of sales increased compared to the year ended December 31, 2020, mainly due to recognizing cost of sales from our COVID-19 vaccine sales, which included the share of gross profit that we owe our collaboration partner Pfizer based on our sales.

7.2 Research and Development Expenses

	Years ended December 31,
(in millions)	2021	2020	2019
Purchased services	€572.6	€359.9	€65.6
Wages, benefits and social security expense	233.1	126.3	83.2
Laboratory supplies	53.8	107.8	37.2
Depreciation and amortization	32.9	30.2	27.5
Other	56.8	20.8	13.0
Total	€949.2	€645.0	€226.5

During the year ended December 31, 2021, research and development expenses increased compared to the year ended December 31, 2020, mainly due to increased research and development expenses from the BNT162 clinical trials launched and conducted in the year ended December 31, 2021, recorded as purchased services with respect to those expenses, which are initially incurred by Pfizer and subsequently charged to us under the collaboration agreement. The increase was further driven by an increase in wages, benefits and social security expenses resulting from an increase in headcount, recording expenses incurred under our share-based-payment arrangements as well as from recognizing inventor remuneration expenses.

During the year ended December 31, 2020, research and development expenses increased compared to the year ended December 31, 2019, mainly due to an increase in research and development expenses from our BNT162 program.

7.3 Sales and Marketing Expenses

	Years ended December 31,
(in millions)	2021	2020	2019
Purchased services	€26.5	€10.9	€0.2
Wages, benefits and social security expense	4.3	1.6	1.9
Other	19.6	2.0	0.6
Total	€50.4	€14.5	€2.7

During the year ended December 31, 2021, sales and marketing expenses increased compared to the year ended December 31, 2020, mainly due to an increase in purchased service which we incurred in connection with progressing our commercial activities with respect to our COVID-19 vaccine.

7.4 General and Administrative Expenses

	Years ended December 31,
(in millions)	2021	2020	2019
Wages, benefits and social security expense	€90.5	€33.0	€19.1
Purchased services	70.2	26.0	6.4
Insurance premiums	30.4	4.8	1.1
IT and office equipment	25.1	7.4	4.6
Depreciation and amortization	7.3	5.1	4.9
Other	62.3	17.7	9.4
Total	€285.8	€94.0	€45.5

During the year ended December 31, 2021, general and administrative expenses increased compared to the year ended December 31, 2020, mainly due to an increase in wages, benefits and social security expenses resulting from an increase in headcount and expenses incurred under the share-based-payment arrangements, increased expenses for purchased management consulting and legal services as well as higher insurance premiums caused by the increased business volume. Our M&A as well as our business development transactions also contributed to the increase in general and administrative expenses.

During the year ended December 31, 2020, general and administrative expenses increased compared to the year ended December 31, 2019, mainly influenced by higher expenses for purchased management consulting and legal services as well as an increase in headcount leading to higher wages, benefits and social security expenses and higher insurance premiums.

7.5 Other Operating Expenses

	Years ended December 31,
(in millions)	2021	2020	2019
Loss on derivative instruments at fair value through profit or loss	€86.3	€—	€—
Other	8.1	2.4	0.7
Total	€94.4	€2.4	€0.7

During the year ended December 31, 2021, the other expenses increased compared to the year ended December 31, 2020, mainly from recording the change in fair value of foreign exchange forward contracts that were entered into during the year ended December 31, 2021, to manage some of our foreign exchange exposures but were not designated as hedging instruments under IFRS.

7.6 Other Operating Income

	Years ended December 31,
(in millions)	2021	2020	2019
Foreign exchange differences, net	€446.3	€—	€—
Government grants	137.2	239.0	1.5
Income from derivative instruments at fair value through profit and loss	5.7	—	—
Bargain purchase	2.2	7.0	—
Other	7.0	4.5	1.2
Total	€598.4	€250.5	€2.7

During the year ended December 31, 2021, the other income increased compared to the year ended December 31, 2020, which was mainly due from recognizing foreign exchange differences and government grant funding. The foreign exchange differences included in operating income primarily arose from valuing our U.S. dollar denominated trade receivables which were mainly incurred under our COVID-19 collaboration with Pfizer, U.S. dollar denominated trade payables as well as U.S. dollar denominated other financial liabilities which mainly relate to obligations incurred from our license agreements.

The other operating income derived from government grants mainly relates to the government grant for which we became eligible during the year ended December 31, 2020, as part of an initiative by the German Federal Ministry of Education (Bundesministerium für Bildung und Forschung, or the BMBF) to support our COVID-19 vaccine program, BNT162. The BMBF funding was granted to accelerate our vaccine development, to upscale manufacturing capabilities in Germany and compensate costs that incurred while continuing to test the COVID-19 vaccine in clinical trials. During the year ended December 31, 2021, the final drawdowns were made. Overall, during the years ended December 31, 2021 and 2020, €48.1 million and €326.9 million, respectively, were received in cash. The proportion of the grant that related to expenses incurred during the years ended December 31, 2021 and 2020, was recognized as other operating income with an amount of €136.1 million and €238.9 million, respectively.

The following table illustrates the changes regarding the government grants, including the government grant initiated by the BMBF:

	Years ended December 31,
(in millions)	2021	2020	2019
As of January 1	€92.0	€—	€—
Received during the year	48.2	331.0	1.5
Released to the consolidated statements of profit or loss	(137.2)	(239.0)	(1.5)
As of December 31	€3.0	€92.0	€—
Total current	3.0	92.0	—
Total non-current	—	—	—

The income from derivative instruments at fair value through profit and loss resulted from foreign exchange forward contracts that were entered into during the year ended December 31, 2021, to manage parts of our transactions’ foreign exchange exposures but were not designated as hedging instruments under IFRS.

7.7 Finance Income

	Years ended December 31,
(in millions)	2021	2020	2019
Foreign exchange differences, net	€66.2	€—	€2.3
Interest income	1.5	1.6	1.8
Total	€67.7	€1.6	€4.1

During the year ended December 31, 2021, our finance income included €66.2 million foreign exchange gains. Foreign exchange differences on a cumulative basis, are either shown as finance income or expenses.

7.8 Finance Expenses

	Years ended December 31,
(in millions)	2021	2020	2019
Fair value adjustments of financial instruments measured at fair value	€277.8	€17.3	€—
Amortization of financial instruments	21.9	3.1	0.3
Interest expenses related to lease liabilities	2.9	2.0	1.7
Interest expenses related to financial assets	2.5	—	—
Foreign exchange differences, net	—	42.6	—
Total	€305.1	€65.0	€2.0

During the year ended December 31, 2021, the finance expenses increased compared to the year ended December 31, 2020, mainly due to increased expenses arising from fair value measurement adjustments of the derivative embedded within the convertible note from €17.3 million in 2020 to €277.8 million in 2021. The change in fair value was mainly driven by the increase in our share price and was recognized as finance expenses in our consolidated statements of profit or loss.

During the year ended December 31, 2021, finance expenses included €21.9 million amortization of financial instruments compared to €3.1 million in the prior year mainly due to the effective interest rate effect during the year ended December 31, 2021, derived from adjusting estimated future cash flows of our convertible note which will be redeemed early as of March 1, 2022. For further disclosures, see Note 12.

7.9 Employee Benefits Expense

	Years ended December 31,
(in millions)	2021	2020	2019
Wages and salaries	€345.9	€160.7	€98.7
Social security costs	31.7	17.9	12.3
Pension costs	1.2	0.8	0.5
Total	€378.8	€179.4	€111.5

Wages and salaries include, among other things, expenses for share-based payments.
8 Income Tax

Income tax for the years ended December 31, 2021, December 31, 2020, and December 31, 2019, comprised current income taxes, other taxes and deferred taxes. We are subject to corporate taxes, the solidarity surcharge and trade taxes. Our corporate tax rate in the reporting year remained unchanged (15.0%) as did the solidarity surcharge (5.5%) whereas the average trade tax rate changed resulting in a combined income tax rate of 30.72% in the year ended December 31, 2021 (during the years ended December 31, 2020 and 2019: 30.79% and 30.78%, respectively).

Deferred taxes are calculated at a rate of 27.2% taking decreasing average trade tax rates in Mainz, Marburg and Idar-Oberstein from 2022 onwards into consideration. Deferred taxes for Austria are calculated at a corporate tax rate of 25%. Austria’s decrease of its corporate tax rate down to 23% in 2024 will be recognized from 2023 onwards. BioNTech USA Holding, LLC is subject to Federal Corporate Income Tax (21.0%) as well as State Income Tax in various state jurisdictions (average rate of 7.4%).

The following table illustrates the current and deferred taxes for the periods indicated:

	Years ended December 31,
(in millions)	2021	2020	2019
Current income taxes	€4,535.0	€—	€(0.2)
Deferred taxes	218.9	(161.0)	—
Income taxes	€4,753.9	€(161.0)	€(0.2)

The following table reconciles the expected income taxes to the actual current income taxes and deferred taxes as presented in the table above. The expected income taxes were calculated using the combined income tax rates of BioNTech SE applicable to the Group and mentioned above which was applied to profit before taxes to calculate the expected income taxes.

	Years ended December 31,
(in millions)	2021	2020(1)	2019(1)
Profit / (Loss) before tax	€15,046.4	€(145.8)	€(179.4)

Expected tax credit / (benefit)	€4,622.5	€(44.9)	€(55.2)

Effects
Deviation due to local tax basis	9.1	0.6	0.1
Deviation due to deviating income tax rate (Germany and foreign countries)	9.4	1.3	0.1
Change in valuation allowance	3.0	(26.2)	(0.2)
Effects from tax losses	19.5	(90.4)	51.2
Change in deferred taxes due to tax rate change	(7.5)	—	—
Non-deductible expenses	90.5	0.8	0.1
Tax-free income	(0.3)	—	—
Non tax-effective share-based payment expenses	15.5	9.8	9.3
Tax-effective equity transaction costs	(1.2)	(10.2)	(5.1)
Adjustment prior year taxes	(2.9)	0.3	(0.3)
Non-tax effective bargain purchase	(0.7)	(2.2)	—
Other effects	(3.0)	0.1	(0.2)
Income taxes	€4,753.9	€(161.0)	€(0.2)
Effective tax rate	31.6%	n.m.(2)	n.m.(2)

(1)
Certain amounts have been combined in the prior period to conform with the current period presentation.
(2)
The information is not meaningful due to the loss before tax in the respective periods.

Deferred Taxes

Deferred taxes for the periods indicated relate to the following:

Year ended December 31, 2021
(in millions)	January 1, 2021	Recognized in P&L	Recognized in OCI	Acquisition of subsidiaries and businesses	December 31, 2021
Fixed assets	€5.6	€(1.3)	€—	€(10.8)	€(6.5)
Right-of-use assets(1)	(30.0)	(17.5)	—	—	(47.5)
Inventories	1.0	0.8	—	—	1.8
Trade and other receivables	(3.0)	(92.6)	—	—	(95.6)
Lease liabilities(1)	25.4	23.3	—	—	48.7
Contract liabilities	23.4	(12.8)	—	—	10.6
Loans and borrowings	0.5	22.6	—	—	23.1
Net employee defined benefit liabilities	0.8	0.1	—	—	0.9
Other provisions	1.5	4.8	—	—	6.3
Other (incl. deferred expenses)	10.6	(9.0)	—	—	1.6
Tax losses / tax credits	175.7	(106.8)	—	2.0	70.9
Deferred tax assets / (liabilities), net (before valuation adjustment)	€211.5	€(188.4)	€—	€(8.8)	€14.3
Valuation adjustment	(50.5)	(30.5)	—	—	(81.0)
Deferred tax assets / (liabilities), net (after valuation adjustment)	€161.0	€(218.9)	€—	€(8.8)	€(66.7)

Year ended December 31, 2020
(in millions)	January 1, 2020	Recognized in P&L(2)	Recognized in OCI	Acquisition of subsidiaries and businesses	December 31, 2020
Fixed assets	€(0.7)	€(2.4)	€—	€8.7	€5.6
Right-of-use assets(1)	(16.9)	(3.4)	—	(9.7)	(30.0)
Inventories	0.6	—	—	0.4	1.0
Trade and other receivables	—	(3.0)	—	—	(3.0)
Lease liabilities(1)	17.4	(1.7)	—	9.7	25.4
Loans and borrowings	—	0.3	—	0.2	0.5
Contract liabilities	23.5	(0.1)	—	—	23.4
Net employee defined benefit liabilities	—	0.2	(0.1)	0.7	0.8
Other provisions	0.2	0.9	—	0.4	1.5
Other (incl. deferred expenses)	2.1	8.3	—	0.2	10.6
Tax losses / tax credits	109.8	41.6	—	24.3	175.7
Deferred tax assets net (before valuation adjustment)	€136.0	€40.7	€(0.1)	€34.9	€211.5
Valuation adjustment	(136.0)	120.3	—	(34.8)	(50.5)
Deferred tax assets net (after valuation adjustment)	€—	€161.0	€(0.1)	€0.1	€161.0

(1)
Presentation has been adjusted to present right-of-use assets and lease liabilities as well as trade and other receivables separately.
(2)
Includes all changes in deferred taxes related to U.S. tax group other than those acquired in business combination.

As of December 31, 2021, our accumulated tax losses comprised tax losses of German entities not within the tax group (as of December 31, 2021: BioNTech Innovation and Services Marburg GmbH, BioNTech Innovation GmbH i.G., BioNTech Real Estate Verwaltungs GmbH and the Real Estate partnerships; as of December 31, 2020: reSano GmbH, BioNTech Manufacturing Marburg GmbH, BioNTech Real Estate Verwaltungs GmbH and the Real Estate partnerships) and U.S. tax group. Up until the year ended December 31, 2020, our accumulated tax losses comprised also those of the German tax group. Our accumulated tax losses for the periods indicated amounted to the following:

	Years ended December 31,
(in millions)	2021	2020	2019
Corporate tax	€272.0	€596.4	€356.0
Trade tax	170.6	513.6	352.3

	Years ended December 31,
(in millions)	2021	2020	2019
Federal tax credits	€4.0	€0.8	€—
State tax credits	1.6	0.3	—

Up until the year ended December 31, 2020, deferred tax assets on tax losses had not been recognized as there was not sufficient probability in terms of IAS 12 that there would have been future taxable profits available against which the unused tax losses could have been utilized.

Since December 2020, our COVID-19 vaccine has been fully approved, granted conditional marketing authorization, or approved or authorized for emergency or temporary use in over 100 countries and regions worldwide, which resulted in recognition of revenues from the commercial sale of pharmaceutical products for the first time. Therefore as of December 31, 2020, it was considered highly probable that taxable profits for the German tax group would be available against which the tax losses could be utilized. On this basis, we had recognized deferred tax assets and liabilities with a net amount of €161.0 million for the cumulative tax losses and temporary differences determined for the German tax group as of December 31, 2020. During the year ended December 31, 2021, deferred tax assets on tax losses which had been recognized for the losses incurred by the German tax group were fully utilized (as per the end of each quarter during the year ended December 31, 2021, a proportionate amount of the deferred tax assets related to the tax loss carryforward was utilized). The change in deferred taxes was also supplemented by deferred taxes on temporary differences.

As of December 31, 2021, we have not recognized deferred tax asset for unused tax losses and temporary differences at amount of €81.0 million (December 31, 2020: €50.5 million, December 31, 2019: €136.0 million) as there is not sufficient probability in terms of IAS 12 that there will be future taxable income available against which the unused tax losses and temporary differences can be utilized.

These amounts included tax losses at an amount of €238.1 million US federal tax losses and €147.4 million US state tax losses (December 31, 2020: €136.8 million US federal tax losses and €60.9 million US state tax losses, December 31, 2019: nil) related to the US tax group, thereof €20.9 million US federal losses that begin to expire at various dates beginning in 2033. All other unused tax losses and temporary differences can be carried forward indefinitely.

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

On September 18, 2019, we effected a 1:18 share split by issuing 206,595,492 shares by way of a capital increase from our own funds; thus, no outside proceeds were received. This capital increase came into effect upon registration with the commercial register (Handelsregister). The accompanying financial statements and notes to the financial statements including the EPS information below which relate to the period before September 18, 2019, give retroactive effect to the share split.

The following table reflects the income and share data used in the basic and diluted EPS calculations:

	Years ended December 31,
(in millions)	2021	2020	2019
Profit / (loss) attributable to ordinary equity holders of the parent for basic earnings	€10,292.5	€15.2	€(179.1)

Weighted average number of ordinary shares for basic EPS	244.0	235.4	211.5
Effects of dilution from share options	15.7	13.1	—
Weighted average number of ordinary shares adjusted for the effect of dilution	259.7	248.5	211.5

Earnings per share(1)
Basic profit / (loss) for the period per share	€42.18	€0.06	€(0.85)
Diluted profit / (loss) for the period per share	€39.63	€0.06	€(0.85)

(1)
Capital increase due to 1:18 share split occurred on September 18, 2019. Retroactive effect is reflected in number of shares which relate to the period before the share split.

In January 2022, we announced a new research, development and commercialization collaboration with Pfizer to develop a potential first mRNA-based vaccine for the prevention of shingles (herpes zoster virus, or HZV). Under the terms of the agreement, we issued 497,727 ordinary shares with the nominal amount of €0.5 million to Pfizer which were registered with the commercial register (Handelsregister) on March 24, 2022.

Share options were not included in the calculation of diluted EPS for periods in which they were antidilutive; i.e., for the periods in which a loss was incurred.

10 Property, Plant and Equipment

(in millions)
Acquisition and production costs	Land and buildings	Equipment, tools and installations	Construction in progress and advance payments	Total
As of January 1, 2020	€29.4	€83.2	€29.7	€142.3
Additions	14.9	10.1	41.0	66.0
Disposals	—	(6.9)	(1.0)	(7.9)
Reclassifications	8.6	1.8	(10.4)	—
Currency differences	—	(0.7)	—	(0.7)
Acquisition of subsidiaries and businesses	8.4	54.9	22.3	85.6
As of December 31, 2020	€61.3	€142.4	€81.6	€285.3
As of January 1, 2021	€61.3	€142.4	€81.6	€285.3
Additions	20.0	44.3	63.2	127.5
Disposals	(0.8)	(15.1)	(1.7)	(17.6)
Reclassifications	23.1	25.8	(48.9)	—
Currency differences	0.5	0.7	0.1	1.3
Acquisition of subsidiaries and businesses	—	0.2	—	0.2
As of December 31, 2021	€104.1	€198.3	€94.3	€396.7

(in millions)
Cumulative depreciation and impairment charges	Land and buildings	Equipment, tools and installations	Construction in progress and advance payments	Total
As of January 1, 2020	€8.3	€41.0	€—	€49.3
Depreciation	2.1	13.8	—	15.9
Disposals	—	(6.7)	—	(6.7)
Currency differences	—	(0.2)	—	(0.2)
As of December 31, 2020	€10.4	€47.9	€—	€58.3
As of January 1, 2021	10.4	47.9	—	58.3
Depreciation	4.4	25.0	—	29.4
Disposals	(0.6)	(13.1)	—	(13.7)
Currency differences	—	0.2	—	0.2
As of December 31, 2021	€14.2	€60.0	€—	€74.2

(in millions)
Carrying amount	Land and buildings	Equipment, tools and installations	Construction in progress and advance payments	Total
As of December 31, 2020	50.9	94.5	81.6	227.0
As of December 31, 2021	€89.9	€138.3	€94.3	€322.5

11 Intangible Assets

(in millions)
Acquisition costs	Goodwill	Concessions, licenses, in-process R&D and similar rights	Advance payments	Total
As of January 1, 2020	€3.0	€116.3	€2.4	€121.7
Additions	—	4.2	4.4	8.6
Disposals	—	(5.4)	(0.6)	(6.0)
Reclassifications	—	0.2	(0.2)	—
Currency differences	(6.8)	(3.9)	—	(10.7)
Acquisition of subsidiaries and businesses	57.5	35.8	—	93.3
As of December 31, 2020	€53.7	€147.2	€6.0	€206.9
As of January 1, 2021	53.7	147.2	6.0	206.9
Additions	—	5.9	4.2	10.1
Disposals	—	(8.5)	(1.2)	(9.7)
Reclassifications	—	1.2	(1.2)	—
Currency differences	4.1	2.5	—	6.6
Acquisition of subsidiaries and businesses	—	43.3	—	43.3
As of December 31, 2021	€57.8	€191.6	€7.8	€257.2

(in millions)
Cumulative amortization and impairment charges	Goodwill	Concessions, licenses, in-process R&D and similar rights	Advance payments	Total
As of January 1, 2020	€—	€32.3	€—	€32.3
Amortization	—	16.6	—	16.6
Disposals	—	(5.4)	—	(5.4)
Currency differences	—	(0.1)	—	(0.1)
As of December 31, 2020	€—	€43.4	€—	€43.4
As of January 1, 2021	—	43.4	—	43.4
Amortization	—	16.8	—	16.8
Disposals	—	(5.5)	—	(5.5)
Currency differences	—	0.1	—	0.1
As of December 31, 2021	€—	€54.8	€—	€54.8

(in millions)
Carrying amount	Goodwill	Concessions, licenses, in-process R&D and similar rights	Advance payments	Total
As of December 31, 2020	53.7	103.8	6.0	163.5
As of December 31, 2021	€57.8	€136.8	€7.8	€202.4

Goodwill and Intangible Assets with Indefinite Useful Lives

	CGU Immunotherapies		External Product Sales of JPT		Total
(in millions)	As of December 31, 2021	As of December 31, 2020	As of December 31, 2021	As of December 31, 2020	As of December 31, 2021	As of December 31, 2020
Goodwill	€57.3	€53.2	€0.5	€0.5	€57.8	€53.7

For the year ended December 31, 2021, we have total Goodwill of €57.3 million, which relates almost completely to the CGU immunotherapies. The CGU immunotherapies focus on the development of therapies to address a range of rare and infectious diseases and include our broad pipeline that includes mRNA-based immune activators, antigen-targeting T cells and antibodies, and defined immunomodulators of various immune cell mechanisms.

The recoverable amount of the CGU immunotherapies has been determined based on a fair value less cost of disposal (FVLCD) derived from our market capitalization as observable input parameter. As a result of the analysis, management did not identify an impairment for this CGU.

We concluded that no reasonable possible change of the recoverable amount would cause the carrying amount of the CGU Immunotherapies to exceed its recoverable amount.

Non-Current Assets by Region

As of December 31, 2021, non-current assets comprised €139.7 million intangible assets, property, plant and equipment, right-of-use assets and other assets of our subsidiaries incorporated in the United States (as of December 31, 2020: €89.2 million). The remaining non-current assets relate to subsidiaries incorporated in Germany.

12 Financial Assets and Financial Liabilities

12.1 Capital Risk Management

Our capital management objectives are designed primarily to finance our growth strategy.

Our controlling committee reviews the total amount of cash on a regular basis. As part of this review, the committee considers the total cash and cash equivalents, the cash outflow, currency translation differences and refinancing activities. We monitor cash using a burn rate. The cash burn rate is defined as the average monthly net cash flow from operating and investing activities during a financial year.

(in millions)	December 31, 2021	December 31, 2020
Cash and cash equivalents at banks and on hand	€1,692.7	€1,210.2
Total	€1,692.7	€1,210.2

When analyzing our liquidity, we anticipate certain significant balance sheet items that are expected to improve our cash and cash equivalents balance subsequent to the end of the reporting period. Please refer to Note 12.2 for details on cash deposits which were returned to cash and cash equivalents and Note 6.2 explains the settlement payments received under our COVID-19 collaboration with Pfizer.

In general, the aim is to maximize the financial resources available for further research and development projects.

As of December 1, 2021, an investment and asset management policy became effective which confirmed our previous objectives, policies and processes for managing cash which requires that our investment portfolio shall be maintained in a manner that minimizes risk of the invested capital. These risks include mainly credit risk and concentration risk. The portfolio must provide liquidity in a timely manner to accommodate operational and capital needs. The portfolio is managed efficiently by the Treasury department.

We are not subject to externally imposed capital requirements. Our capital management objectives were achieved in the reporting year.

12.2 Categories of Financial Instruments

Financial Assets: Financial Assets at Amortized Cost and at Fair Value through Profit or Loss

Set out below, is an overview of financial assets at amortized cost and at fair value through profit or loss, other than cash and cash equivalents, held by the Group as of the dates indicated:

Financial assets
(in millions)	December 31, 2021	December 31, 2020
Derivatives not designated as hedging instrument
Foreign exchange forward contracts	€5.7	€—
Equity instruments designated at fair value through OCI
InstaDeep Ltd.	19.5	—
Financial assets at amortized cost
Trade and other receivables	12,381.7	165.5
Cash deposit with an original term of six months	375.2	—
Other financial assets	2.5	137.2
Total	€12,784.6	€302.7
Total current	12,763.3	302.7
Total non-current	21.3	—

Equity Instruments Designated at Fair Value through OCI

In December 2021, we acquired 5.3% of the shares (fully diluted as of closing) of InstaDeep Ltd., a provider of artificial intelligence-powered decision-making systems headquartered in London, United Kingdom. The equity investment complements the already established commercial cooperation based on the field of artificial intelligence and machine learning in the context of computational design of new precision immunotherapies. In accordance with IFRS 9 we elected to present gains and losses on this equity investment in OCI to avoid fluctuation to be disclosed in our consolidated financial statements of profit or loss. Since the acquisition date, no material gains and losses on this equity investment have occurred.

Financial Assets at Amortized Cost

Trade and other receivables significantly increased and remained outstanding as of December 31, 2021, mainly due to the contractual settlement of the gross profit share under our COVID-19 collaboration with Pfizer as described in Note 6.2. as well as from our direct product sales to customers in our territory.

Cash deposits with an original term of six months are presented as other financial assets. Within our interim condensed consolidated financial statements as of, and for the three and nine months ended, September 30, 2021, cash deposits in an amount of €367.0 million with a term of six months at inception had been classified as cash and cash equivalents. The presentation as other financial assets in our consolidated statements of financial position and cash flow used in investing activities in our consolidated statements of cash flows was corrected as of and for the year ended December 31, 2021. As of December 31, 2021, the remaining term until maturity for the investments made was on average less than one month and the cash deposits in the amount of €375.2 million, were returned to cash and cash equivalents during January and February 2022.

Financial Liabilities: Financial Liabilities at Amortized /Cost (including Loans and Borrowings and Other Financial Liabilities)

Set out below, is an overview of financial liabilities, other financial liabilities and trade payables held by the Group as of the dates indicated:

Loans and borrowings
(in millions)	Maturity	December 31, 2021	December 31, 2020
Lease liabilities		€181.6	€84.2
Convertible note – host contract	8/28/2024	99.7	87.5
3.5% €50,000,000 bank loan	(1)	—	47.2
2.2% €10,000,000 secured bank loan	12/30/2027(2)	7.7	9.0
2.1% €9,450,000 secured bank loan	9/30/2028(2)	7.8	8.7
1.9% €3,528,892 secured bank loan	6/30/2027	3.4	3.5
0.8% €1,305,167 loan	5/30/2039	1.3	—
Total		€301.5	€240.1
Total current		129.9	9.1
Total non-current		171.6	231.0

(1)
The loan was fully repaid during December 2021.
(2)
The loans were fully repaid in February 2022.

Other financial liabilities
(in millions)	December 31, 2021	December 31, 2020
Derivatives not designated as hedging instrument
Convertible note – embedded derivative	€308.7	€30.9
Foreign exchange forward contracts	63.0	—
Financial liabilities at fair value through profit or loss
Contingent consideration	6.1	0.6
Total financial liabilities at fair value	€377.8	€31.5

Trade payables and other financial liabilities at amortized cost, other than loans and borrowings
Trade payables	160.0	102.3

Other financial liabilities	818.7	74.1
Total trade payables and other financial liabilities at amortized cost, other than loans and borrowings	€978.7	€176.4

Total other financial liabilities	€1,356.5	€207.9
Total current	1,350.4	176.4
Total non-current	6.1	31.5

Total financial liabilities
(in millions)	December 31, 2021	December 31, 2020
Loans and borrowings	€301.5	€240.1
Other financial liabilities	1,356.5	207.9
Total	€1,658.0	€448.0
Total current	1,480.3	185.5
Total non-current	177.7	262.5

Loans and Borrowings

2.2% and 2.1% Secured Bank Loan

We maintain two secured loans with Deutsche Bank AG, or Deutsche Bank, a €9.5 million secured credit facility at a rate of 2.1% and maturing on September 30, 2028 to finance the buildouts of our JPT Peptide Technologies GmbH facility and a €10.0 million secured credit facility at a rate of 2.2% and maturing on December 30, 2027, of Innovative Manufacturing Services GmbH facility, respectively. As of December 31, 2021, the full amounts under these facilities were drawn down and were started to be repaid. Each of these facilities is secured by liens over our property. Subsequent to the end of the reporting period, we agreed to repay both Deutsche Bank loans as of February 25, 2022.

EIB Manufacturing Financing – 3.5% Secured Bank Loan

A financing arrangement which was entered with the European Investment Bank, or the EIB, in June 2020 to partially support the development of BNT162 and fund expansion of our manufacturing capacity to provide worldwide supply of BNT162 in response to the COVID-19 pandemic comprised a €100.0 million credit facility. Under this arrangement, €50.0 million (Credit A) at a cash interest fixed rate of 1.0% per annum payable quarterly in arrears, plus deferred interest at fixed rate of 2.5% per annum had been drawn down but was effectively repaid during the year ended December 31, 2021. The additional €50.0 million (Credit B) was cancelled effectively during the year ended December 31, 2021. The guarantee agreements securing the financing arrangement were effectively released by fulfilling all payment obligations derived from and fully repaying the amounts drawn under the arrangements.

June 2020 Private Placement – Convertible Note

A fund associated with Temasek Capital Management Pte. Ltd., or Temasek, and another accredited investor participated in a private investment which we refer to as the June 2020 Private Placement. The private placement includes an investment in a four years mandatory convertible note and an investment in ordinary shares and closed as of August 28, 2020, following the satisfaction of customary closing conditions. The private placement includes an investment in ordinary shares (see Note 16) and a €100.0 million investment in a four years mandatory convertible note with a coupon of 4.5% per annum and a conversion premium of 20% above its reference price. As of closing, the convertible note has been classified as a financial liability according to IAS 32 because the conversion features of the note lead to a conversion into a variable number of shares and is measured at amortized costs since the fair value option was not applied. On initial recognition, the financial liability was measured at the present value of the contractually determined future cash flows discounted at the effective interest rate of 9.0%. The financial liability is subsequently measured at amortized cost by using the effective interest rate method, reflecting actual and revised estimated contractual cash flows until extinguished upon conversion. In February 2022, we gave notice to Temasek that we will exercise our early redemption option and fully redeem the convertible note on March 1, 2022, the redemption date. The early redemption will be fulfilled by issuing the number of our ordinary shares calculated pursuant to the early redemption provisions of the convertible note, plus paying any fractional share and accrued but unpaid interest up to (but excluding) the redemption date. The early redemption was already expected and reflected in the presentation of the financial liability and our estimates for future cash flows and conversion effects under the convertible note as of December 31, 2021. The conversion features provided for in the contract were identified as a combined embedded derivative since they share the same risk exposure and are interdependent. The embedded derivative was bifurcated from the convertible note, as host contract, and is recognized as a separate financial instrument. Based on the classification as derivative, the instrument is measured at fair value through profit and loss until it is extinguished upon conversion. The fair value of the embedded derivative is determined by modeling the stock price movement using the Cox-Rubinstein binomial tree model to derive the value of the conversion right. The primary inputs used in the model include stock price volatility, credit spreads, risk-free interest rate and foreign exchange forward rates. Stock price volatility is based on our implied volatility, credit risk is model implied and adjusted for movement in credit spreads for B-rated corporates at each valuation date, the risk-free interest rate is based on currency specific time congruent IBOR and swap rates whereas the foreign exchange forward rates are based on observable market data.

Derivatives Not Designated as Hedging Instrument

Derivatives not designated as hedging instruments relate to foreign exchange forward contracts that were entered into during the year ended December 31, 2021, to manage some of our foreign currency exposures. The foreign exchange forward contracts are intended to reduce the exposure to foreign currency risk resulting from trade receivables denominated in U.S. dollar.

Other Financial Liabilities at Amortized Cost

Other financial liabilities at amortized cost mainly include obligations derived from license agreements which are being incurred with respect to our COVID-19 vaccine sales in our and the collaboration partners’ territories where we and our partners are using third party intellectual property. In addition, other financial liabilities at amortized cost comprise obligations from services received but not yet invoiced.

12.3 Fair Values

Fair values of cash and cash equivalents, trade receivables, trade payables and other current financial assets and liabilities approximate their carrying amounts as of December 31, 2021, largely due to the short-term maturities of these instruments.

After repaying the EIB loan, the financial liabilities measured at amortized cost include four fixed-interest rate loans as well as the convertible note. As of December 31, 2021, the carrying value approximates their fair values as there have been no significant changes in relevant interest rates since the inception of the respective loans and note.

The fair values of financial instruments measured at fair value are reassessed on a quarterly basis. The valuation technique used for measuring the fair value of the embedded derivative is based on significant observable inputs (Level 2). During the year ended December 31, 2021, the fair value adjustment derived from remeasuring the embedded derivative was recognized as finance expenses in our consolidated statements of profit or loss and amounted to €277.8 million. The foreign exchange forward contracts are valued using valuation techniques, which employ the use of foreign exchange spot and forward rates (Level 2). The fair value adjustment derived from remeasuring the foreign exchange forward contracts amounted to other operating expenses of €86.3 million and other operating income of €5.7 million in our consolidated statements of profit or loss. The initial fair value of the contingent consideration determined at acquisition was based on cash flow projections (unobservable Level 3 input factors) and remains valid since no changes of the underlying available information has occurred.

12.4 Financial Instruments Risk Management Objectives and Policies

Our financial liabilities comprise bank loans, lease liabilities, trade and other payables as well as the convertible note and hedging liabilities. The main purpose of these financial liabilities is to enable our operations. Our principal financial assets include mainly cash and trade receivables that derive directly from our operations.

We are exposed to market risk, credit risk and liquidity risk. Our Management Board oversees the management of these risks.

The controlling committee provides assurance to our Management Board that our financial risk activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with our policies and risk objectives. The Management Board reviews and agrees policies for managing each of these risks, which are summarized below.

12.5 Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk comprises of three types of risk: interest risk, foreign currency risk and other price risk. Financial instruments affected by market risk include financial assets like trade and other receivables, cash and cash equivalents as well as financial liabilities like trade payables and other financial liabilities. Interest risk as well as other price risk are not considered as risks.

The sensitivity analysis in the following sections relate to the position as of December 31, 2021 and December 31, 2020.

There were no material changes in the our market risk exposures or changes in the way risk was managed and valued during the periods.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. We are subject to currency risk, as our income and expenditures are denominated in Euro and the U.S. dollar. As such, we are exposed to exchange rate fluctuations between these currencies. Cash inflows denominated in U.S. dollar mainly result from generating proceeds under our collaboration agreements which significantly increased in the past year. Our commercial revenues are primarily collaboration revenues from earnings based on our partners’ gross profit, which is shared under the respective collaboration agreements and represents payments we receive in U.S. dollar. Cash outflows dominated in U.S. dollar mainly result from amounts spent on research and development activities as well as expanding our global footprint further. Especially when funds are required in Euros, we are exposed to foreign currency exchange risks. With the aim of preserving capital, surplus liquidity is invested carefully for example into foreign currency investments. Exchange rate fluctuations can reduce the value of our financial positions. We limit the effects of the identified risks by means of a coordinated and consistently implemented risk strategy. Besides applying natural hedging relationships where possible, a matter of principle, foreign exchange forward contracts are concluded as instruments to mitigate foreign currency exchange risk associated with foreign currency-denominated payments. However, the foreign exchange forward contracts which we entered were not designated as hedging instrument under IFRS.

The carrying amount of the monetary assets and liabilities denominated in U.S. dollar at the dates indicated are as follows:

(in millions)	December 31, 2021	December 31, 2020
U.S. dollar Bank accounts	€436.2	€673.5
Other financial assets in U.S. dollar	11,895.5	85.6
Financial liabilities in U.S. dollar	656.7	72.8
Total	€11,675.0	€686.3

The following tables demonstrate the sensitivity to a reasonably possible change in U.S. dollar exchange rates or U.S. dollar forward rates, with all other variables held constant. The impact on our profit / (loss) before tax is due to changes in the fair value of monetary assets and liabilities. The exposure to foreign currency changes for all other currencies is not material.

	1 € =	Closing rate		Average rate
Currency	Country	2021	2020	2021	2020
U.S. dollar	United States	1.1326	1.2271	1.1827	1.1422

(in millions)	Change in U.S. dollar rate	Effect on profit / (loss) before tax	Effect on pre-tax equity
2021	+5%	€(329.5)	€(328.5)
	-5%	364.3	363.0
2020	+5%	(32.5)	(32.7)
	-5%	35.9	36.1

12.6 Credit Risk Management

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities, including deposits with banks and financial institutions, foreign exchange transactions and trade and other receivables.

Trade and Other Receivables

Our exposure to credit risk of trade receivables and contract assets is primarily on transactions with corporate customers in the biopharma / biotech industry that operate in the United States or Germany as well as governments which are customers established in connection with fulfilling our commercial obligations in our territories as defined under our current COVID-19 collaboration agreements. An analysis of the aging of receivables and the creditworthiness of customers is used to evaluate this risk at each reporting date. The Group follows risk control procedures to assess the credit quality of the customers taking into account their financial position, past experience and other factors. The compliance with credit limits by corporate customers is regularly monitored by us.

As of December 31, 2021, the outstanding trade receivables were mainly due from our collaboration partner Pfizer as well as the Turkish government. Please see Note 12.1 for information on trade receivables received or expected to be received subsequent to the end of the reporting period. Besides well-established pharmaceutical companies and governmental institutions, to a smaller extent, our other customers are medical universities, other public institutions and peers in the biopharma industry, which all have a very high credit rating. Due to this customer portfolio, the credit risk on trade receivables and contract assets is generally very low. We have not incurred bad debt expense and do not expect that this will change with respect to the trade receivables recognized as of December 31, 2021.

Generally, if overdue by more than 90 days and not subject to enforcement activity trade receivables are considered for write-offs. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets disclosed in Note 12.2. The expected credit risk on trade receivables and other financial assets derived from applying the simplified approach in calculating expected credit losses was estimated to be not material as of December 31, 2021, as well as December 31, 2020. The Group does not hold collateral as security.

Cash and Cash Equivalents as well as Cash Deposits with an Original Term of Six Months

Credit risk from balances with banks and financial institutions is managed by our Treasury department in accordance with our policy.

Credit risk stemming from cash and cash equivalents as well as cash deposits with an original term of six months is very low due to its demand feature and the high credit rating of the respective banks.

The maximum exposure to credit risk for the components of the consolidated statements of financial position as of December 31, 2021, and December 31, 2020, are the carrying amounts as illustrated in Note 12.1 and Note 12.2.

12.7 Liquidity Risk

Since December 2020, our COVID-19 vaccine has been fully approved, granted conditional marketing authorization, or approved or authorized for emergency or temporary use in over 100 countries and regions worldwide, resulting in commercial revenues respectively. We plan to invest heavily in R&D as we make a strong drive to build out our global development organization and diversify our therapeutic area footprint. Additionally, we plan to enhance capabilities through complementary acquisitions, technologies, infrastructure and manufacturing. Lack of external financial support could pose a risk of going concern. Our liquidity management ensures the availability of cash and cash equivalents, short term financial instruments for operational activities and further investments through appropriate budget planning. In addition, a sufficient level of cash and cash equivalents, which is managed centrally, is always maintained to finance the operational activities.

We monitor liquidity risks using a liquidity planning tool.

Ultimately, the responsibility for liquidity risk management lies with our Management Board, which has established an appropriate approach to managing short-, medium- and long-term financing and liquidity requirements. We manage liquidity risks by holding appropriate reserves, as well as by monitoring forecasted and actual cash flows and reconciling the maturity profiles of financial assets and liabilities.

Risk Concentration

Concentrations arise when the number of counterparties is small or larger number of counterparties are engaged in similar business activities, or activities in the same geographical region, or have economic features that would cause their ability to meet contractual obligations to be affected similarly by changes in economic, political or other conditions. Concentrations indicate the relative sensitivity of our performance to developments affecting a particular industry.

In order to reduce the concentrations of risk derived from having only few customers, including the significant relationship maintained with our collaboration partner Pfizer, our policies and procedures include specific guidelines to constantly monitor the customers’ credit risks.

The maturity profile of our financial liabilities based on contractual undiscounted payments is summarized as follows:

Year ended December 31, 2021
(in millions)	Less than 1 year	1 to 5 years	More than 5 years	Total
Loans and borrowings	€2.6	€11.5	€6.1	€20.2
Trade and other payables	160.0	—	—	160.0
Lease liabilities	31.3	89.1	88.9	209.3
Contingent consideration	—	—	6.1	6.1
Foreign exchange forward contracts	63.0	—	—	63.0
Other financial liabilities	818.7	—	—	818.7
Total	€1,075.6	€100.6	€101.1	€1,277.3

Year ended December 31, 2020
(in millions)	Less than 1 year	1 to 5 years	More than 5 years	Total
Loans and borrowings	€3.2	€12.6	€66.7	€82.5
Trade and other payables	102.3	—	—	102.3
Lease liabilities	8.5	27.3	71.8	107.6
Contingent consideration	—	—	0.6	0.6
Other financial liabilities	74.1	—	—	74.1
Total	€188.1	€39.9	€139.1	€367.1

The mandatory convertible note, which was issued during the year ended December 31, 2020, and which is expected to be settled in equity is excluded from the table above.

12.8 Changes in Liabilities Arising from Financing Activities

Year ended December 31, 2021
(in millions)	January 1, 2021	Cash flows	Acquisition of subsidiaries and businesses	Changes in fair value	New leases and disposals	Reclassification	Other	December 31, 2021
Current obligations under lease contracts	€6.1	€(14.1)	€—	€—	€22.1	€13.4	€0.4	€27.9
Non-current obligations under lease contracts	78.1	—	—	—	87.7	(13.4)	1.3	153.7
Loans and borrowings	155.9	(52.6)	1.3	—	—	—	15.3	119.9
Convertible note – embedded derivative	30.9	—	—	277.8	—	—	—	308.7
Total	€271.0	€(66.7)	€1.3	€277.8	€109.8	€—	€17.0	610.2

Year ended December 31, 2020
(in millions)	January 1, 2020	Cash flows	Acquisition of subsidiaries and businesses	Changes in fair value	New leases and disposals	Reclassification	Other	December 31, 2020
Current obligations under lease contracts	€3.5	€(12.7)	€2.7	€—	€8.6	€4.0	€—	€6.1
Non-current obligations under lease contracts	54.1	—	32.3	—	(4.3)	(4.0)	—	78.1
Loans and borrowings	16.6	140.8	—	—	—	—	(1.5)	155.9
Convertible note – embedded derivative	—	13.6	—	17.3	—	—	—	30.9
Total	€74.2	€141.7	€35.0	€17.3	€4.3	€—	€(1.5)	€271.0

13 Inventories

(in millions)	December 31, 2021	December 31, 2020
Raw materials and supplies	€248.3	€44.3
Unfinished goods	84.5	19.4
Finished goods	169.7	0.4
Total	€502.5	€64.1

During the year ended December 31, 2021, inventory write-offs and reserves related to our COVID-19 vaccine amounting to €194.6 million were recognized in cost of sales as a result of the respective inventories not fulfilling the predefined quality-specifications (GMP) and / or regulatory requirements (approval of the respective authorities, i.e. FDA) and / or shelf-life expiration, compared to nil in the previous period. We have not pledged any inventories as securities for liabilities. During the years ended December 31, 2021 and 2020, €1,255.1 million and €32.1 million, respectively costs of inventories were recognized as cost of sales.

14 Other Assets

(in millions)	December 31, 2021	December 31, 2020
Sales tax receivable	€26.7	€4.2
Prepayments related to CRO and CMO contracts	22.8	14.2
Prepayments on inventories	6.1	29.8
Prepayments related to service contracts	6.5	3.8
Other	3.6	10.0
Total	€65.7	€62.0
Total current	64.9	61.0
Total non-current	0.8	1.0

15 Deferred Expenses

(in millions)	December 31, 2021	December 31, 2020
Deferred remuneration	€21.2	€—
Deferred transportation cost	12.7	—
Deferred expenses from CRO and CMO contracts	7.1	5.7
Deferred expenses from insurance contracts	5.0	13.8
Other	16.1	8.5
Total	€62.1	€28.0
Total current	48.5	28.0
Total non-current	13.6	—

16 Issued Capital and Reserves

On September 18, 2019, we effected a 1:18 share split by issuing 206,595,492 shares by way of a capital increase from our own funds; thus, no outside proceeds were received. The capital increase came into effect upon registration with the commercial register (Handelsregister). The accompanying consolidated financial statements and notes to the consolidated financial statements give retroactive effect to the share split for all periods presented.

Proposed Cash Dividend Distributions

(in millions)	December 31, 2021
Proposed cash dividends on ordinary shares
Cash dividend for 2021: €2.00 per share	€486.0

We will propose a special cash dividend of €2.00 per ordinary share (including those held in the form of ADSs), which corresponds to an aggregate of approximately €486.0 million, based on the shares outstanding as of March 30, 2022. Since the cash dividend is subject to approval at our Annual General Meeting to be held in June 2022, no liability is recognized as of December 31, 2021. The Annual General Meeting expects to serve as the record date for the dividend.

Capital Transactions During the Year Ended December 31, 2021

In November 2020, we entered into a sales agreement, or the Sales Agreement, with Jefferies LLC and SVB Leerink LLC, as sales agents, to establish an at-the-market offering program, pursuant to which we may sell, from time to time, ADSs representing ordinary shares for aggregate gross proceeds of up to $500.0 million. During the year ended December 31, 2021, we sold 995,890 ADSs, each representing one of our ordinary shares that had previously been held in treasury, under the Sales Agreement for aggregate gross proceeds of $200.0 million (€163.6 million). As of December 31, 2021, the remaining capacity under the Sales Agreement is $207.1 million. Under the at-the-market offering program ADSs are sold via the stock exchange and therefore no shareholders’ subscription rights are affected. As a result of the transaction, treasury shares in the amount of €1.0 million were issued and the capital reserve increased by €162.6 million. Costs of €2.7 million related to the equity transaction were recorded in equity as deduction from the capital reserve.

Capital Transactions During the Year Ended December 31, 2020

During the year ended December 31, 2020, our issued share capital increased by €14.0 million. Each share has a nominal value of €1.00. As a result of the financing transactions, treasury shares decreased by €0.7 million and capital reserve increased by €861.0 million. Costs of €33.2 million related to these equity transactions were recorded in equity as deduction from the capital reserve. The financing transactions that occurred during the year ended December 31, 2020, were as follows:

Shanghai Fosun Pharmaceuticals (Group) Co., Ltd

As part of the BNT162 program, we entered into a strategic alliance with Fosun Pharma to develop COVID-19 vaccine candidates in China. Fosun Pharma agreed to make an equity investment of €45.6 million ($50.0 million) for 1,580,777 ordinary shares via Fosun Industrial Co., Limited, Hong Kong. The increase in share capital with a nominal amount of €1.6 million was subject to execution of share subscription documentation and approval from regulatory authorities in China and became effective with the registration with the commercial register (Handelsregister) on April 23, 2020. As a result of the transaction, the capital reserve increased by €44.0 million.

Pfizer Inc., New York, New York, United States

As part of the collaboration between us and Pfizer for the co-development of BNT162, Pfizer agreed to make an equity investment of €103.9 million ($113.0 million). The issuance of 2,377,446 ordinary shares with the nominal amount of €2.4 million was registered with the commercial register (Handelsregister) on May 5, 2020. As a result of the transaction the capital reserve increased by €101.5 million.

Neon Therapeutics, Inc., Cambridge, Massachusetts, United States

We acquired Neon by issuing 1,935,488 ADSs representing our ordinary shares with the nominal amount of €1.9 million to former stockholders of Neon in the Merger. The capital increase was registered with the commercial register (Handelsregister) on May 8, 2020. As a result of the transaction the capital reserve increased by €87.6 million.

Global Offering

On July 27, 2020, our share capital increased by €5.5 million ($6.4 million) in conjunction with the underwritten offering of 5,500,000 ADSs each representing one ordinary shares at a public offering price of $93.00 per ADS (“Underwritten Offering”). On August 27, 2020, following the Underwritten Offering, our share capital was increased by additional €16 thousand ($19 thousand) in conjunction with the rights offering of 16,124 ADSs each representing one of our ordinary shares at a public offering price of $93.00 per ADS (“Rights Offering”). The Underwritten Offering and the Rights Offering are part of a single, global offering which we refer to as the Global Offering. The gross proceeds of the Global Offering were €436.3 million ($513.0 million) including €5.5 million increase in share capital and €430.8 million increase in capital reserve.

June 2020 Private Placement – Equity Investment

A fund associated with Temasek Capital Management Pte. Ltd., or Temasek, and another accredited investor, contributed a private investment. The private placement includes an investment in a 4-year mandatory convertible note (see Note 12) and an investment of €123.9 million in ordinary shares. The issuance of 2,595,996 ordinary shares with the nominal amount of €2.6 million was registered with the commercial register (Handelsregister) on September 8, 2020. As result of the transaction the capital reserve increased by €121.3 million.

At-The-Market Offering Program

During the year ended December 31, 2020, we sold 735,490 ADSs, each representing one of our ordinary shares and previously held in treasury, under the Sales Agreement with Jefferies LLC and SVB Leerink LLC in November 2020 for aggregate gross proceeds of $92.9 million (€76.5 million). As a result of the transaction the capital reserve increased by €75.8 million.

17 Share-Based Payments

During the years ended December 31, 2021 and 2020, our share-based payment arrangements led to the following expenses:

		Years ended December 31,
(in millions)	Note	2021	2020	2019
Expense arising from equity-settled share-based payment arrangements		€61.0	€32.1	€30.2
Employee Stock Ownership Plan	17.5	20.2	17.1	27.0
Chief Executive Officer Grant	17.4	5.9	11.3	3.2
Management Board Grant(1)	17.3	2.4	2.7	—
BioNTech 2020 Employee Equity Plan for employees based outside North America	17.1	32.5	1.0	—
Expense arising from cash-settled share-based payment arrangements		32.7	0.7	—
Employee Stock Ownership Plan	17.5	6.3	—	—
Management Board Grant(1)	17.2, 17.3	3.6	0.7	—
BioNTech Restricted Stock Unit Plan for North America Employees	17.1	22.8	—	—
Total		€93.7	€32.8	€30.2
Cost of sales		7.0	1.1	0.9
Research and development expenses		60.5	24.9	23.2
Sales and marketing expenses		0.5	0.1	0.1
General and administrative expenses		25.7	6.7	6.0
Total		€93.7	€32.8	€30.2

(1)
In May 2021, phantom options were granted under the Management Board Grant for the 2021 year which led to a modification from equity-settled to cash-settled share-based payment arrangement and a reclassification of €1.1 million between equity and non-current other liabilities, respectively. Expenses incurred before and after the modification date have been disclosed as equity-settled or cash-settled share-based payment arrangement, respectively. The amount includes expenses incurred with respect to a one-time signing bonus granted to Jens Holstein as of his appointment to the Management Board (see Note 21.2).

17.1 BioNTech Employee Equity Plan

BioNTech 2020 Employee Equity Plan for Employees Based Outside North America (Equity-Settled)

Description of Share-Based Payments

In December 2020, we approved the BioNTech 2020 Employee Equity Plan for employees based outside North America, the European Plan. Under the European Plan, Restricted Cash Units, or RSUs, are offered to our employees. As of the grant date in February 2021, the European Plan was implemented for the calendar year 2020 by entering into award agreements with our employees under the LTI 2020 program. In addition, further award agreements were entered into under the LTI-plus program with employees who did not participate in the Employee Stock Ownership Plan, or ESOP. In December 2021 and January 2022, award agreements were announced to and respectively entered into with our employees and the European Plan was granted for the calendar year 2021, the LTI 2021 program. Since employees obtained a valid expectation of the award already as of the announcement date and started rendering services as of such date, we concluded that the service commencement date for the LTI 2021 program was in December 2021 and started recognizing expenses related to the services received, respectively. RSUs issued under the LTI 2020 and LTI 2021 program vest annually in equal installments after four years and RSUs issued under the LTI-plus program vests annually in equal installments after two years, with the LTI 2020 and the LTI-plus programs commencing in December 2020 and the LTI 2021 program commencing in December 2021, respectively. Under the

LTI-plus program, 50% of the RSUs awarded to the participant were awarded on commencement of the program in December 2020 and the remaining 50% were awarded to the participant shortly after the U.S. Food and Drug Administration, or the FDA, fully approved BNT162b2, our COVID-19 vaccine in August 2021 (non-vesting condition). As we have the ability to determine the method of settlement, all programs were classified as equity-settled. The cost of the awards will be recognized over the relevant service period, applying the graded vesting method.

Measurement of Fair Values

For the LTI 2020 and the LTI-plus program, the fair value of the awards was based upon the price of our ADSs representing ordinary shares at grant date. For the LTI 2021 program, the fair value of the awards for services received in advance of grant date was based upon the share price as of December 31, 2021, the reporting date. The estimate is revised at subsequent reporting periods until the date of grant has been established. A retention assumption is applied when estimating the number of equity instruments for which service conditions are expected to be satisfied and will be revised in case material differences arise. Ultimately, a true-up to the number satisfied until settlement date will be recorded.

Reconciliation of Outstanding Share-Options

	Restricted stock units	Weighted average fair value (€)
Granted under LTI 2020 and LTI-plus program	627,486	€89.41
Forfeited	(13,059)	88.84
Allocated under LTI 2021 program	110,036	227.62
As of December 31, 2021	724,463	€110.4

BioNTech 2020 Restricted Stock Unit Plan for North America Employees (Cash-Settled)

Description of Share-Based Payments

In December 2020, we approved the BioNTech 2020 Restricted Stock Unit Plan for North America Employees, or the North American Plan. Under the North American Plan, RSUs are offered to our employees. These RSUs generally vest over four years, with 25% vesting one year after the service commencement date and the remainder vesting in equal quarterly installments thereafter. The first awards under the North American Plan were granted in February 2021. The service date for these awards is the date as of which the employee became employed by BioNTech US. During the year ended December 31, 2021, further awards were granted under the North American Plan, which included awards granted to new hire employees and ongoing recurring awards to existing employees on the approximate anniversary of each employee’s start date of employment with BioNTech US. As these RSUs are intended to be cash-settled upon vesting, the awards were defined as a cash-settled share-based payment arrangement. The liability related to these awards is measured, initially and at the end of each reporting period until settled, at the fair value of the award considering the price of the ADSs representing our ordinary shares. The cost of the awards will be recognized over the relevant service period, applying the graded vesting method.

17.2 Management Board Grant – Short-Term Incentive (Cash-Settled)

The following sets forth the effective and termination dates of the current service agreements of our Management Board:

•
Prof. Ugur Sahin, M.D.: September 1, 2019 – December 31, 2022
•
Sean Marett: September 1, 2019 – September 30, 2022
•
Dr. Sierk Poetting: September 1, 2019 – November 30, 2026 (renewed as of December 1, 2021)
•
Prof. Özlem Türeci, M.D.: September 1, 2019 – May 31, 2022 (renewed as of March 1, 2022 until May 31, 2025)
•
Ryan Richardson: January 1, 2020 – December 31, 2022
•
Jens Holstein: July 1, 2021 – June 30, 2025

The service agreements with our Management Board provide for a short-term incentive compensation which is an annual performance-related bonus for the years of their respective service periods. Effective January 1, 2020, the maximum short-term incentive compensation for our Management Board members, Prof. Ugur Sahin, Sean Marett, Dr. Sierk Poetting and Prof. Özlem Türeci was 50% of their annual fixed compensation. The same applied to Ryan Richardson's maximum short-term incentive compensation effective since January 1, 2020. Effective July 1, 2021, the maximum short-term incentive compensation for Jens Holstein was defined as €300,000. Effective January 1, 2022, the maximum short-term incentive compensation for Dr. Sierk Poetting has been increased to €300,000.The payout amount of the short-term incentive compensation depends on the achievement of certain financial performance criteria and non-financial performance criteria (performance targets) of the Group in a particular financial year, which goals are set uniformly for all members of the Management Board. 50% percent of the compensation are paid following the determination on the actual achievement of the performance targets (first installment), with the remaining amount payable one year after such determination, subject to adjustment relative to the performance of the price of the American Depositary Shares representing our ordinary shares during that year (second installment).

For each of the yearly awards, the second installment of the short-term incentive compensation that is dependent on the price of the American Depositary Shares representing our ordinary shares, represents a cash-settled share-based payment arrangement. The fair values of the liabilities are recognized over the award’s vesting period beginning as of service agreements' effective dates, being the service commencement date until each separate determination date and are remeasured until settlement date.

17.3 Management Board Grant Long-Term Incentive (partly Equity-Settled, partly Cash-Settled)

Description of Share-Based Payments

The service agreements with our Management Board provide for a long-term incentive compensation in terms of an annual grant of options to purchase BioNTech shares for the years of their respective service periods. The options granted each year will be subject to the terms, conditions, definitions and provisions of our Employee Stock Ownership Plan (ESOP) and the applicable option agreement thereunder. Effective January 1, 2020, the number of options to be granted each year to Prof. Ugur Sahin, Sean Marett, Prof. Özlem Türeci and Ryan Richardson are to be calculated based on a value of €750,000, €300,000, €300,000 and €260,000, respectively. The value used to calculate the number of options for Ryan Richardson increases to €280,000 for the year 2022. Effective December 1, 2021, with entering into a new service contract, the value on which the number of options to be granted each year to Dr. Sierk Poetting is based was increased from €300,000 to €550,000 for new awards. Effective as of his appointment to the Management Board on July 1, 2021, the number of options to be granted each year to Jens Holstein was to be calculated based on a value of €550,000. In each case the values must be divided by the amount by which a certain target share price exceeds the exercise price.

The right to receive options generally represents an equity-settled share-based payment arrangement. The allocation of the number of issued options in 2020 occurred in February 2020 (2020 allocation date). In May 2021 (2021 allocation date), phantom options equivalent to the number of options the Management Board members would have been entitled to receive for the year 2021 were granted under the Management Board Grant which led to a modification from equity-settled to cash-settled share-based payment arrangement and a reclassification of €1.1 million between equity and non-current other liabilities. As of December 31, 2021, the assessment about options expected to be allocated in future years was based on estimated allocation dates in the middle of the respective years.

The share options allocated and expected to be allocated to our Management Board as of the dates indicated are presented in the tables below.

	Share options (expected to be allocated)	Weighted-average exercise price (€)
Granted share options as of allocation date February 2020	248,096	€28.32
Granted phantom options as of allocation dates May 2021(2)	51,742	163.72
Estimated allocation date 2022(1)	38,674	229.00
Estimated allocation date 2023(1)	16,848	233.16
Estimated allocation date 2024(1)	16,680	235.52
Estimated allocation date 2025(1)	12,265	240.21
Estimated allocation date 2026(1)	7,314	246.18
As of December 31, 2021	391,619	€83.81

(1)
Valuation parameter derived from the Monte-Carlo simulation model.
(2)
Classified as cash-settled share-based payment arrangement; all other share-based payment arrangements are classified as equity-settled.

For the awards with estimated allocation dates the numbers of options expected to be allocated have been derived from a Monte-Carlo simulation model. Those will be adjusted until the actual allocation has occurred and the number of options granted has ultimately been determined. The options will vest annually in equal installments over four years commencing on the first anniversary of the allocation date and will be exercisable four years after the allocation date.

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

Measurement of Fair Values

A Monte-Carlo simulation model has been used to measure the fair values at the (estimated) allocation dates of the Management Board Grant. This model incorporates the impact of the performance criteria regarding share price and index development described above. The parameters used for measuring the fair values as of the respective (estimated) allocation dates were as follows:

	Allocation date February 2020	Allocation date May 12, 2021(2)	Allocation date May 17, 2021(2)	Estimated allocation date 2022
Weighted average fair value(1)	€10.83	€115.64	€91.66	€111.80
Weighted average share price(1)	€28.20	€164.34	€175.08	€227.62
Exercise price(1)	€28.32	€163.54	€164.96	€229.00
Expected volatility (%)	36.6%	47.2%	47.2%	43.7%
Expected life (years)(1)	4.8	4.6	4.6	5.8
Risk-free interest rate (%)	1.6%	1.5%	1.5%	1.5%

(1)
Valuation parameter for estimated allocation dates derived from the Monte-Carlo simulation model.
(2)
Classified as cash-settled share-based payment arrangement; all other share-based payment arrangements are classified as equity-settled.

	Estimated allocation date 2023	Estimated allocation date 2024	Estimated allocation date 2025	Estimated allocation date 2026
Weighted average fair value(1)	€98.77	€90.31	€90.20	€82.31
Weighted average share price(1)	€227.62	€227.62	€227.62	€227.62
Exercise price(1)	€233.16	€235.52	€240.21	€246.18
Expected volatility (%)	45.3%	41.0%	42.9%	43.6%
Expected life (years)(1)	5.8	5.8	5.8	5.8
Risk-free interest rate (%)	1.5%	1.6%	1.6%	1.6%

(1)
Valuation parameter for estimated allocation dates derived from the Monte-Carlo simulation model

The exercise of the option rights in accordance with the terms of the ESOP gives the Management Board members the right to obtain shares against payment of the exercise price. The per share exercise price of the options is the Euro equivalent of the arithmetic mean of the closing prices of the ten last trading days prior to the allocation date. For the awards allocated as of February 2020, the exercise price has been determined to be $30.78 (€28.32), calculated as of grant date using the foreign exchange rate as published by the German Central Bank (Deutsche Bundesbank). As of December 31, 2021, the awards allocated as of February 2020 are subject to the effective exercise price cap. This means that the exercise price shall effectively be adjusted to ensure that the current price of an ADS as of the exercise date does not exceed 800% of the exercise price. For the awards allocated as of May 12, 2021, and May 17, 2021, the exercise price has been determined to be$185.23 (€163.54) and $186.83 (€164.96), respectively (both amounts calculated as of December 31, 2021, using the foreign exchange rate as published by the German Central Bank (Deutsche Bundesbank)). For the awards with estimated allocation dates the exercise prices of options expected to be allocated have been derived from the Monte-Carlo simulation model. Those will be adjusted until the actual allocation has occurred and the exercise price has ultimately been determined. With respect to the phantom share options issued in May 2021, as of December 31, 2021, all agreements include the effective exercise price cap and an additional maximum compensation clause limiting the total cash payment that the Management Board members are entitled to receive to €20.0 million for Ugur Sahin as Chief Executive Officer (CEO) or €10.0 million for all other Management Board members, less other compensation components received by each such board member in the respective grant year. Expected volatility was based on an evaluation of the historical volatilities of comparable companies over the historical period commensurate with the expected option term. The expected term was based on general option holder behavior for employee options.

Reconciliation of Outstanding Share-Options

The share options allocated and expected to be allocated under the Management Board Grant were as follows:

Allocation date February 13, 2020	Share options outstanding (expected to be allocated)	Weighted-average exercise price (€)
Prof. Ugur Sahin, M.D.	97,420	€28.32
Sean Marett	38,968	28.32
Dr. Sierk Poetting	38,968	28.32
Prof. Özlem Türeci, M.D.	38,968	28.32
Ryan Richardson	33,772	28.32

Allocation dates May 12 and May 17, 2021(1)	Share options outstanding (expected to be allocated)	Weighted-average exercise price (€)
Prof. Ugur Sahin, M.D.	17,780	€163.54
Sean Marett	7,112	163.54
Dr. Sierk Poetting	7,112	163.54
Prof. Özlem Türeci, M.D.	7,112	163.54
Ryan Richardson	6,163	163.54
Jens Holstein	6,463	164.96

(1)
Classified as cash-settled share-based payment arrangement; all other share-based payment arrangements are classified as equity-settled. Allocation date May 17, 2021 concerns Jens Holstein.

Estimated allocation date 2022(1)	Share options outstanding (expected to be allocated)	Weighted-average exercise price (€)
Prof. Ugur Sahin, M.D.	11,696	€229.00
Sean Marett	3,509	229.00
Dr. Sierk Poetting	8,577	229.00
Prof. Özlem Türeci, M.D.	1,949	229.00
Ryan Richardson	4,366	229.00
Jens Holstein	8,577	229.00

(1)
Valuation parameters for estimated allocation dates derived from the Monte-Carlo simulation model.

Estimated allocation date 2023(1)	Share options outstanding (expected to be allocated)	Weighted-average exercise price (€)
Dr. Sierk Poetting	8,424	€233.16
Jens Holstein	8,424	233.16

(1)
Valuation parameters for estimated allocation dates derived from the Monte-Carlo simulation model.

Estimated allocation date 2024(1)	Share options outstanding (expected to be allocated)	Weighted-average exercise price (€)
Dr. Sierk Poetting	8,340	€235.52
Jens Holstein	8,340	235.52

(1)
Valuation parameters for estimated allocation dates derived from the Monte-Carlo simulation model.

Estimated allocation date 2025(1)	Share options outstanding (expected to be allocated)	Weighted-average exercise price (€)
Dr. Sierk Poetting	8,177	€240.21
Jens Holstein	4,088	240.21

(1)
Valuation parameters for estimated allocation dates derived from the Monte-Carlo simulation model.

Estimated allocation date 2026(1)	Share options outstanding (expected to be allocated)	Weighted-average exercise price (€)
Dr. Sierk Poetting	7,314	€246.18

(1)
Valuation parameters for estimated allocation dates derived from the Monte-Carlo simulation model.

As of December 31, 2021, the share options allocated and expected to be allocated had a remaining weighted-average expected life of 3.7 years (as of December 31, 2020: 4.6 years).

17.4 Chief Executive Officer Grant (Equity-Settled)

Description of Share-Based Payments

In September 2019, we granted Prof. Ugur Sahin, M.D. an option to purchase 4,374,963 ordinary shares, subject to Prof. Sahin’s continuous employment with us. The options’ exercise price per share is the Euro translation of the public offering price from our initial public offering, €13.60 ($15.00) which, as of December 31, 2021, is subject to the effective exercise price cap. The option vests annually in equal installments after four years commencing on the first anniversary of the initial public offering and will be exercisable four years after the initial public offering. The option is subject to the terms, conditions, definitions and provisions of the ESOP and the applicable option agreement thereunder. The vested option rights can only be exercised if and to the extent that each of the following performance criteria has been achieved: (i) at the time of exercise, the current price is equal to or greater than the threshold amount (that is, the exercise price, provided that such amount increases by seven percentage points on each anniversary of the allocation date); (ii) at the time of exercise, the current price is at least equal to the Target Price (that is, (a) for the twelve-month period starting on the fourth anniversary of the allocation date, $8.5 billion divided by the total number of the shares outstanding immediately following the initial public offering (other than shares owned by us), and (b) for each twelve-month period starting on the fifth or subsequent anniversary of the allocation date, 107% of the target share price applicable for the prior twelve-month period); and (iii) the closing price for the fifth trading day prior to the start of the relevant exercise window is higher than the exercise price by at least the same percentage by which the Nasdaq Biotechnology Index or a comparable successor index as of such time is higher than such index was as of the last trading day before the allocation date. The option rights can be exercised up to ten years after the allocation date. If they have not been exercised by that date, they will lapse without compensation.

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

Grant date October 10, 2019
Weighted average fair value	€5.63
Weighted average share price	€13.60
Exercise price	€13.60
Expected volatility (%)	41.4%
Expected life (years)	5.4
Risk-free interest rate (%)	1.5%

Expected volatility was based on an evaluation of the historical volatilities of comparable companies over the historical period commensurate with the expected term. The expected term was based on general option holder behavior for employee options.

Reconciliation of Outstanding Share-Options

During the years ended December 31, 2021 and 2020, no further options were granted or forfeited.

As of December 31, 2021, the share options outstanding had a remaining weighted-average expected life of 3.1 years (as of December 31, 2020: 4.1 years).

17.5 Employee Stock Ownership Plan (Equity-Settled)

Description of Share-Based Payments

On November 15, 2018, we established a share option program that grants selected employees options to receive shares in the Company. The program is designed as an ESOP. We had offered the participants a certain number of rights (Option Rights) by explicit acceptance of the participants. Grants under the ESOP took place from November 2018 until December 2019. The exercise of the Option Rights in accordance with the terms of the ESOP, gives the participants the right to obtain shares against payment of the exercise price. The Option Rights vest over four years and can only be exercised if we have executed a public offering in the United States (IPO) and when the Threshold Amount is met. Threshold Amount means the exercise price provided that such price increases by eight percentage points on the first and then each subsequent anniversary of the Allocation Date (September 26, 2018). The Option Rights can be exercised at the latest eight years after the Allocation Date. If they have not been exercised by that date, they will be forfeited without compensation.

As of December 31, 2021, with respect to the Management Board members, other than Ryan Richardson who was not a Management Board member at the time the options were granted, the options are subject to the effective exercise price cap.

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

The inputs used in the measurement of the fair values at grant date of the ESOP were as follows:

	Grant date November 15, 2018	Grant dates between February 21 - April 3, 2019	Grant dates between April 29 - May 31, 2019	Grant date December 1, 2019
Weighted average fair value	€7.41	€6.93	€7.04	€9.49
Weighted average share price	€14.40	€15.72	€16.03	€19.84
Exercise price	€10.14	€15.03	€15.39	€15.82
Expected volatility (%)	46.0%	46.0%	46.0%	46.0%
Expected life (years)	5.8	6.0	6.0	5.5
Risk-free interest rate (%)	0.1%	0.1%	0.1%	0.1%

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

Reconciliation of Outstanding Share-Options

Set out below is an overview of changes to share options outstanding and number of ordinary shares underlying these options that occurred during the periods indicated:

	Share options outstanding	Number of ordinary shares underlying options	Weighted-average exercise price (€)
As of January 1, 2020	655,383	11,796,894	€10.38
Forfeited	(9,491)	(170,838)	10.78
As of December 31, 2020	645,892	11,626,056	10.23
As of January 1, 2021	645,892	11,626,056	10.23
Forfeited	(3,885)	(69,932)	10.14
As of December 31, 2021	642,007	11,556,124	€10.23

As of December 31, 2021, the share options outstanding had a remaining weighted-average expected life of 2.7 years (as of December 31, 2020: 3.7 years).

The share options outstanding as of December 31, 2021, issued to the Management Board Grant were as follows:

	Share options outstanding	Number of ordinary shares underlying options	Weighted-average exercise price (€)
Prof. Ugur Sahin, M.D.	101,686	1,830,348	€10.14
Sean Marett	33,895	610,110	10.14
Dr. Sierk Poetting	33,895	610,110	10.14
Prof. Özlem Türeci, M.D.(1)	108,463	1,952,334	10.14
Ryan Richardson(2)	8,306	149,508	10.14

(1)
Options fully vested on March 16, 2019; however these options will not become exercisable until September 16, 2022.
(2)
Ryan Richardson was appointed to the Management Board as Chief Strategy Officer (CSO) and Managing Director on January 12, 2020. The share options granted on November 15, 2018, under the Employee Stock Ownership Plan were granted before his appointment to the Management Board. Options fully vested on October 10, 2019; however these options will not become exercisable until September 16, 2022.

18 Provisions and Contingencies

Provisions

As of December 31, 2021, certain claims were pending or threatened against us or our subsidiaries, mainly related to purported obligations arising out of use or alleged use of third party intellectual property. Our best estimate of potential outflow of economic resources from such proceedings amounts to €177.9 million, which is expected not to be settled within the next twelve months and is therefore included in non-current provisions in our consolidated statements of financial position as of December 31, 2021,and was recognized in cost of sales in our consolidated statements of profit or loss (nil as of December 31, 2020). This assessment is based on assumptions deemed reasonable by management including those about future events and uncertainties. The outcome of these matters is ultimately uncertain, such that unanticipated events and circumstances might occur that might cause us to change those assumptions and give rise to a material adverse effect on our financial position in the future.

As of December 31, 2021, our current provisions include €35.4 million (nil as of December 31, 2020) estimated deferred expenses in the form of inventor remuneration, which represents compensation used to honor service inventions made by employees related to our COVID-19 vaccine development and was recognized as research and development expenses in our consolidated statements of profit or loss. The inventor’s compensation is determined on the basis of the so-called license analogy and is therefore related to our revenues.

As of December 31, 2021, our current provisions include €58.5 million (nil as of December 31, 2020) international trade obligations including customs value calculation, customs tariff number classification and other related securities requirements whereof €42.1 million related to our commercial sales were recognized as cost of sales and €16.4 million related to clinical trials were recognized as research and development expenses in our consolidated statements of profit or loss. The expenses are partially subject to reimbursement under our collaboration agreement with Pfizer.

Contingencies

In addition to the above, from time to time, in the normal course and conduct of our business, we may be involved in discussions with third parties about considering, for example, the use and/or remuneration for use of such third party’s IP. As of December 31, 2021, none of such IP-related considerations that we have been notified of and for which potential claims could be brought against us or our subsidiaries in the future, fulfill the criteria for recording a provision. We will continue to evaluate whether, if circumstances were to change in the future, the recording of a provision may be needed and whether potential indemnification entitlements exist against any such claim. It is currently not practical to estimate the potential liability, if any.

19 Other Liabilities

(in millions)	December 31, 2021	December 31, 2020
Liabilities to employees	€54.6	€24.3
Other	1.3	4.4
Total	€55.9	€28.7
Total current	43.1	28.0
Total non-current	12.8	0.7

20 Leases

20.1 Amounts Recognized in the Consolidated Statements of Financial Position

Right-of-Use Assets

The following amounts are presented as right-of-use assets within the consolidated statements of financial position as of the dates indicated:

(in millions)	December 31, 2021	December 31, 2020
Buildings	€175.0	€80.9
Equipment, tools and installations	0.8	—
Automobiles	0.1	0.1
Production facilities	19.4	7.2
Advance payments	2.6	10.8
Total	€197.9	€99.0

Additions to the right-of-use assets during the year ended December 31, 2021, were €126.5 million (during the year ended December 31, 2020: €22.1 million) including advanced payments of €2.6 million (during the year ended December 31, 2020: €10.8 million) related to embedded leases under contract manufacturing agreements that not yet commenced. Since the advanced lease payments have already been settled, the amounts are not included in the lease liability presented below.

Lease Liability

The following amounts are included in loans and borrowings as of the dates indicated:

(in millions)	December 31, 2021	December 31, 2020
Current	€27.9	€6.1
Non-current	153.7	78.1
Total	€181.6	€84.2

20.2 Amounts Recognized in the Consolidated Statements of Profit or Loss

Depreciation Charge of Right-of-Use Assets

	Years ended December 31,
(in millions)	2021	2020	2019
Buildings	€14.7	€4.7	€4.7
Equipment, tools and installations	0.2	—	—
Automobiles	0.1	—	—
Production facilities	14.0	1.6	—
Total depreciation charge	€29.0	€6.3	€4.7

Interest on lease liabilities	2.9	2.0	1.7
Expense related to short-term leases (included in other expenses)	9.1	0.9	0.4
Expense relating to leases of low-value assets that are not short-term leases (included in other expenses)	0.4	0.3	0.1
Total amounts recognized in profit or loss	€41.4	€9.5	€6.9

20.3 Amounts Recognized in the Consolidated Statements of Cash Flows

During the year ended December 31, 2021, the total cash outflow for leases amounted to €17.0 million (during the year ended December 31, 2020: €14.7 million; during the year ended December 31, 2019: €4.8 million).

20.4 Extension Options

The Group has several lease contracts that include extension options. These options are negotiated by management to provide flexibility in managing the leased-asset portfolio and align with the Group’s business needs. Management exercises judgement in determining whether these extension options are reasonably certain to be exercised. The undiscounted potential future lease payments, which relate to periods after the exercise date of renewal options and are not included in lease liabilities, amount to up to €82.8 million until 2049 (during the year ended December 31, 2020: €38.3 million until 2049).

21 Related Party Disclosures

21.1 Parent and Ultimate Controlling Party

ATHOS KG, Holzkirchen, Germany is the sole shareholder of AT Impf GmbH, Munich, Germany and beneficial owner of our ordinary shares. Entities controlled by ATHOS KG mainly provide rental and property management activities and sell property, plant and equipment to us. ATHOS KG via AT Impf GmbH has de facto control over BioNTech based on its substantial shareholding, which enabled it to exercise the majority of voting rights to pass resolutions at BioNTech’s Annual General Meeting, or AGM.

21.2 Transactions with Key Management Personnel

Key Management Personnel Compensation

Our key management personnel has been defined as the members of the Management Board and the Supervisory Board. Key management personnel compensation is comprised of the following:

		Years ended December 31,
(in millions)	2021	2020	2019
Management Board	€20.4	€23.7	€19.8
Fixed compensation	2.2	1.9	1.3
Short-term incentive – first installment	0.6	0.5	—
Short-term incentive – second installment(1)	1.2	0.6	—
Other performance-related variable compensation(2)	—	—	0.4
Share-based payments (incl. long-term incentive)(3)	16.4	20.7	18.1
Supervisory Board	€0.4	€0.4	€0.5
Total compensation paid to key management personnel	€20.8	€24.1	€20.3

(1)
The fair value of the second installment of the short-term incentive compensation which has been classified as cash-settled share-based payment arrangement was determined pursuant to the regulations of IFRS 2 “Share-based Payments.” This table shows the pro-rata share of personnel expenses for the respective financial year that are recognized over the award’s vesting period beginning as of the service commencement date (date when the respective service agreement becomes effective) until each separate determination date and are remeasured until settlement date.
(2)
Includes a one time bonus payment for the year ended December 31, 2019.
(3)
The fair value of the share-based payments was determined pursuant to the regulations of IFRS 2 “Share-based Payments.” This table shows the pro-rata share of personnel expenses resulting from stock-based compensation for the respective financial year. During the year ended December 31, 2021, the amount included a one-time signing bonus of €800,000 granted to Jens Holstein as of his appointment to the Management Board by awarding 4,246 phantom shares. The phantom shares vest in four equal installments on July 1 of 2022, 2023, 2024 and 2025 but will only be settled in cash on July 1, 2025. As of December 31, 2021, the cash payment is subject to an effective settlement closing price cap. This means that the settlement closing price shall effectively be adjusted to ensure that the current price of an ADS as of the settlement date does not exceed 800% of the closing price applied when the award was initially granted. In addition, the total cash payment under the award shall not exceed €6.4 million. During the year ended December 31, 2020, the amount included expenses from a bonus arrangement agreed with Ryan Richardson in advance of his appointment to the Management Board. During the year ended December 31, 2020, the arrangement was modified from an all-equity share-based payment arrangement into a partly cash and partly equity settled share-based payment arrangement including 4,534 ordinary shares which were issued during the year ended December 31, 2021. In September 2019, we agreed to grant Prof. Ugur Sahin, M.D., our co-founder and Chief Executive Officer, an option to purchase 4,374,963 ordinary shares (see Note 17). Management Board members participate in our ESOP program (see Note 17).

Key Management Personnel Transaction

A number of key management personnel, or their related parties, hold positions in other companies that result in them having control or significant influence over these companies. A number of these companies have entered into transactions with us during the year.

We purchased various goods and services from Translationale Onkologie an der Universitätsmedizin der Johannes Gutenberg-Universität Mainz gemeinnützige GmbH, or TRON.

The aggregate value of transactions related to key management personnel were as follows for the periods indicated:

		Years ended December 31,
(in millions)	2021	2020	2019
Consulting services / patent assignment	€—	€—	€0.1
Purchases of various goods and services from TRON(1)	—	10.1	9.9
Total	€—	€10.1	€10.0

(1)
We purchase various goods and services from TRON, an institute where Prof. Ugur Sahin, M.D served as Managing Director. TRON is no longer considered to be a related party for the year ended December 31, 2021, as the criteria for such classification are no longer fulfilled.

The outstanding balances of transactions related to key management personnel were as follows as at the periods indicated:

(in millions)	December 31, 2021	December 31, 2020
TRON(1)	€—	€1.2
Total	€—	€1.2

(1)
We purchase various goods and services from TRON, an institute where Prof. Ugur Sahin, M.D served as Managing Director. TRON is no longer considered to be a related party for the year ended December 31, 2021, as the criteria for such classification are no longer fulfilled.

21.3 Related Party Transactions

The total amount of transactions with ATHOS KG or entities controlled by it was as follows for the periods indicated:

		Years ended December 31,
(in millions)	2021	2020	2019
Purchases of various goods and services from entities controlled by ATHOS KG	€0.9	€2.3	€2.1
Purchases of property and other assets from entities controlled by ATHOS KG	—	2.3	—
Total	€0.9	€4.6	€2.1

The outstanding balances of transactions with ATHOS KG or entities controlled by them were as follows as at the periods indicated:

(in millions)	December 31, 2021	December 31, 2020
ATHOS KG	€0.3	€0.5
Total	€0.3	€0.5

In addition to the transactions above, we have lease arrangements with ATHOS KG or entities controlled by them in place.

None of the balances are secured and no bad debt expense has been recognized in respect of amounts owed by related parties.

22 Events After the Reporting Period

In January 2022, we announced a new research, development and commercialization collaboration with Pfizer to develop a potential first mRNA-based vaccine for the prevention of shingles (herpes zoster virus, or HZV). The collaboration builds on the companies’ success in developing the first approved and most widely used mRNA vaccine to help prevent COVID-19. Under the terms of the agreement, we will leverage a proprietary antigen technology identified by Pfizer’s scientists and our proprietary mRNA platform technology used in the our COVID-19 vaccine. The parties will share development costs. Clinical trials are planned to start in the second half of 2022. Pfizer will have rights to commercialize the potential vaccine on a global basis, with the exception of Germany, Turkey and certain developing countries where we will have commercialization rights. Under the terms of the agreement, Pfizer will pay $225.0 million in upfront payments, including a cash payment and an equity investment as we will pay Pfizer $25.0 million for the company’s proprietary antigen technology. In addition, we are eligible to receive future regulatory and sales milestone payments of up to $200.0 million as well as a share of gross profits arising from future product sales. The issuance of 497,727 ordinary shares with the nominal amount of €0.5 million was registered with the commercial register (Handelsregister) on March 24, 2022.

In February 2022, we gave notice to Temasek that we will exercise our early redemption option and fully redeem the convertible note on March 1, 2022, the redemption date. The early redemption will be fulfilled by issuing the number of our ordinary shares calculated pursuant to the early redemption provisions of the convertible note, plus paying any fractional share and accrued but unpaid interest up to (but excluding) the redemption date. The early redemption was already expected and reflected in the presentation of the financial liability and our estimates for future cash flows and conversion effects under the convertible note as of December 31, 2021.

In February 2022, we announced that we have entered into a multi-target research collaboration with Medigene AG, or Medigene, to develop T-cell receptor (TCR) based immunotherapies against cancer. The initial term of the collaboration is three years. Under the terms of the agreement, we will acquire Medigene’s next generation preclinical TCR program, will obtain the exclusive option to acquire additional existing TCRs in Medigene’s discovery pipeline and will receive licenses to Medigene’s PD1-41BB switch receptor and precision pairing library. We are responsible for global development and hold exclusive worldwide commercialization rights on all TCR therapies resulting from this research collaboration. Medigene will receive a €26.0 million upfront, as well as research funding for the period of the collaboration and will be eligible to receive development, regulatory and commercial milestone payments up to a triple digit million EUR amount per program in addition to tiered deferred option payments on global net sales for products based on TCRs arising from the collaboration and royalties on products utilizing at least one of the licensed technologies.

The escalation of the conflict between Russia and Ukraine which has led to armed conflicts in Ukraine has created uncertainties regarding the development of the world economy. As of the date of this filing, we do not anticipate any material impact of the conflict on our business. Russia and Ukraine are part of our collaboration partner Pfizer’s distribution territory and are currently not expected to have a material effect on our revenues. We also do not expect an impact on our clinical trial execution as we do not have active clinical sites in Russia or Ukraine. We do not have any local subsidiaries in the affected countries, do not have direct relationships with Russian banks and do not purchase raw materials or services from Russian suppliers. Together with our third party vendors, we are monitoring the situation closely to ensure that risk mitigations are implemented. We will continue to assess any impact, including the medium- to long-term implications on our business and on the world economy, as well as to continue to evaluate any risks as they arise.