Form 20-F
period 2022-12-31
BioNTech SE
filed 2023-03-27
CIK 1776985

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
Ordinary shares, no par value, with a notional amount attributable to each share of €1 outstanding up until March 20, 2023, the most recent practicable date, no par value:
240,993,998
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
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.  ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).  ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☒
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

This Annual Report contains references to our trademarks and to trademarks belong to other entities. Solely for convenience, trademarks and trade names referred to, including logos, artwork and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Our trademark portfolio includes, but is not limited to, Comirnaty, BioNTainer, FixVac, RiboCytokine, RiboMab, Recon, Neo-Stim, Precision Neo-Stim, and Maptac, including logo versions of some of these trademarks. Brand names appearing in italics throughout this report are trademarks owned by BioNTech. All other trademarks are the property of their respective owners.

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

These forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause our actual results of operations, financial condition, liquidity, performance, prospects, opportunities, achievements or industry results, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or suggested by, these forward-looking statements. These forward-looking statements are based on assumptions regarding our present and future business strategies and the environment in which we expect to operate in the future. Important factors that could cause those differences include, but are not limited to:

•

our expected revenues and net profit related to sales of our COVID-19 vaccine (also referred to as Comirnaty in the United States and in the European Union to the extent authorized for use), respectively, in territories controlled by our collaboration partners, particularly for those figures that are derived from preliminary estimates provided by our partners;

•	our pricing and coverage negotiations for our COVID-19 vaccine with governmental authorities, private health insurers and other third-party payors after our initial sales to national governments;

•

the extent to which COVID-19 vaccines continue to be necessary in the future and any effects of reduced demand for our COVID-19 vaccine, including the write-down of inventory and costs relating to contract manufacturing production capacities that become redundant or unutilized;

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

•

our and our collaborators’ ability to protect and enforce our intellectual property protection for our proprietary and collaborative product candidates, our ability to protect and defend against potential claims of others’ intellectual property, and the scope of such protection;

•	the development of and projections relating to our competitors or our industry;

•	the amount of and our ability to use net operating losses and research and development credits to offset future taxable income;

•	our ability, and that of our collaboration partners, as applicable, to manage development and expansion;

•	regulatory developments in the United States and foreign countries;

•	our ability to effectively scale our production capabilities and manufacture our products, including our COVID-19 vaccine, and our product candidates;

•	our expectations with respect to the timing and amount of any dividends and any potential repurchases of our outstanding ADSs;

•	our expectations regarding the timing of customer payments for delivered COVID-19 vaccine;

•	our ability to implement, maintain and improve effective internal controls; and

•	other factors not known to us at this time.

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

A. [Reserved]

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

Investing in the ADSs involves various risks. You should carefully read and consider the matters discussed in this Annual Report under the heading “Risk Factors,” which include the following risks:

Risk Factor Summary

•

Demand for our COVID-19 vaccine, though difficult to predict, is expected to decrease in the near future. Changing market dynamics will impact our revenue, which currently depends heavily on sales of our COVID-19 vaccine, and result in challenges relating to production of our COVID-19 vaccine.

•

Our reported commercial revenue is partially based on preliminary estimates of COVID-19 vaccine sales and costs from Pfizer Inc., or Pfizer, that are likely to change in future periods, which may impact our reported financial results.

•

We may be unsuccessful in adapting our COVID-19 vaccine or developing future versions of our COVID-19 vaccine to protect against variants of the SARS-CoV-2 virus and, even if we are successful, a market for vaccines against these variants may not develop.

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

•

If we identify material weaknesses in our internal control over financial reporting and fail to remediate such material weaknesses, we may not be able to report our financial results accurately or to prevent fraud.

•

As a “foreign private issuer,” we are exempt from a number of rules under U.S. securities laws, as well as Nasdaq rules, and we are permitted to file less information with the SEC than U.S. companies. This may limit the information available to holders of the ADSs and may make our ordinary shares and the ADSs less attractive to investors.

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

Risks Related to our COVID-19 Vaccine and the Commercialization of our Pipeline

Demand for our COVID-19 vaccine, though difficult to predict, is expected to decrease in the near future. Changing market dynamics will impact our revenue, which currently depends heavily on sales of our COVID-19 vaccine, and result in challenges relating to production of our COVID-19 vaccine.

Prior to the commercialization of our COVID-19 vaccine, we had not sold or marketed any products in our pipeline. As a result, a majority of our total revenues to date are attributable to sales of our COVID-19 vaccine. However, we expect to experience increasing reductions in demand for COVID-19 vaccination generally, including for our vaccine, as the virus becomes endemic and as a growing proportion of the population becomes vaccinated. We expect that future revenues from sales of our COVID-19 vaccine will decrease as demand for vaccination wanes. Such revenues will depend on numerous factors, including:

•	the extent to which a COVID-19 vaccine, including any booster shot, continues to be necessary beyond the current pandemic, including when COVID-19 becomes an endemic virus;

•

competition from other COVID-19 vaccines, including those with different mechanisms of action and different manufacturing and distribution constraints, on the basis of, among other things, efficacy, cost, convenience of storage and distribution, breadth of approved use, side-effect profile and durability of immune response;

•	our ability to successfully and timely develop effective vaccines targeting new variants and mutations of COVID-19;

•	our ability to receive full regulatory approvals where we currently have emergency use authorizations or equivalents;

•	our ability to expand our geographic customer base;

•

our pricing and coverage negotiations with governmental authorities, private health insurers and other third-party payors after our initial sales to national governments, including the transition towards ordinary-course insurance coverage in the public and private sectors;

•	the ability of countries and jurisdictions to store and distribute doses of our COVID-19 vaccine to end users at cold temperatures;

•

the safety profile of our COVID-19 vaccine, including if previously unknown undesirable effects or increased incidence or severity of known undesirable effects are identified with our COVID-19 vaccine;

•	intellectual property litigation involving our COVID-19 vaccine and COVID-19 vaccines in general; and

•	our manufacturing and distribution capabilities for our COVID-19 vaccine.

We cannot accurately predict the revenues our COVID-19 vaccine will generate in future periods or for how long our COVID-19 vaccine will continue to generate material revenues and we cannot ensure it will maintain its competitive position. Uncertainty in the demand for our COVID-19 vaccine and difficulties in targeting appropriate supply of our COVID-19 vaccines have in the past resulted, and may in the future result, in significant inventory write-offs and cancellations of contract manufacturing orders. Our business and financial condition could be materially affected by lowered COVID-19 vaccine revenues resulting from any of the above factors, or by production and supply chain difficulties. In addition, if our revenues or market share of, or other financial metrics relating to our COVID-19 vaccine do not meet the expectations of investors or securities analysts, the market price of the ADSs representing our ordinary shares may decline.

Our reported commercial revenue is based on preliminary estimates of COVID-19 vaccine sales and costs from Pfizer that are likely to change in future periods, which may impact our reported financial results.

Our reported commercial revenue is based on preliminary estimates from Pfizer, and other assumptions and judgments that we have made, which may be subject to significant uncertainties. Our commercial revenue includes preliminary estimates in part due to a difference in Pfizer’s fiscal quarter for subsidiaries outside the United States, which consequently creates an additional time lag between the recognition of revenues and the receipt of payment. Although our revenue recognition policy is based on facts and circumstances known to us and various other assumptions that we believe to be reasonable under the circumstances, our actual results may deviate from such reported revenue.

We depend on Pfizer to determine and provide estimates of the costs and profits to be shared with us in the countries where it is commercializing our COVID-19 vaccine under our collaboration agreement with Pfizer for our COVID-19 vaccine, which we refer to as the Pfizer Agreement. Because the information supplied by Pfizer is preliminary and subject to change, the commercial revenue we report based on such information is also subject to finalization. This is particularly true for vaccine sales outside of the United States, where Pfizer has a different reporting cycle than ours. As a result, we may not have the complete sales and costs results outside of the United States for months not covered by the reporting period, but we are nonetheless required to report estimated figures.

For example, for the year ended December 31, 2022, Pfizer provided us with profit figures for our COVID-19 vaccine sales in the United States using standard U.S. transfer prices and manufacturing and shipping cost variances (as far as those have been identified) that could be subject to adjustment (e.g., due to changes in manufacturing costs or the price of our COVID-19 vaccine). Pfizer also provided estimated profits for COVID-19 vaccine sales outside of the United States that were preliminary in nature for the last month of a quarter, as Pfizer’s subsidiaries outside of the United States have a different reporting cycle than ours. These estimated figures are likely to change as we receive final data from Pfizer for the year ended December 31, 2022 in accordance with the reporting cycle of its ex-U.S. subsidiaries and as actual costs become known. Further, to the extent that Pfizer does not provide such preliminary information in the future, our provisional sales figures for territories outside of the United States will be subject to an even greater level of estimate and judgment. Any changes to the preliminary data we report herein may have an impact on our reported revenues and expenses, profitability or financial position.

Our COVID-19 vaccine is sensitive to temperature, shipping and storage conditions and could be subject to risk of loss or damage.

Our COVID-19 vaccine is, and other product candidates we develop could be, sensitive to temperature, storage and handling conditions. In particular, while we have improved the required shipping and storage conditions of our COVID-19 vaccine, it must be shipped and stored at cold temperatures. Loss in supply of our COVID-19 vaccine and our product candidates could occur if the product or product intermediates are not stored or handled properly. Shelf life for our product candidates may vary by product, and it is possible that supply of our COVID-19 vaccine or our product candidates could be lost due to expiration prior to use. This has in the past led, and could in the future lead, to additional manufacturing costs and delays in our ability to supply required quantities for clinical trials or for commercial purposes. Such distribution challenges may make our COVID-19 vaccine a less attractive product than other COVID-19 vaccines that do not require as cold storage, and our COVID-19 vaccine may become increasingly less competitive as additional other vaccines become authorized for emergency use. If we, our partners and customers are unable to adequately manage these issues, we may be exposed to product liability claims and the market opportunity for our COVID-19 vaccine may be reduced, each of which could adversely affect our business prospects and materially harm our financial condition.

If we discover safety issues with our products, including our COVID-19 vaccine, that were not known at the time of approval, commercialization efforts for our products could be negatively affected, approved products could lose their approval or sales could be suspended, we could be subject to product liability claims and our business and reputation could be materially harmed.

Our COVID-19 vaccine and any other product candidates for which we receive approval or emergency use authorization are subject to continuing regulatory oversight, including the review of additional safety information. Billions of doses of our COVID-19 vaccination have now been delivered worldwide, and our COVID-19 vaccine is being more widely used by patients as an authorized product than it was used in clinical trials. As a result, undesirable effects and other problems may be observed that were not seen or anticipated, or were not as prevalent or severe, during clinical trials. We cannot provide assurance that newly discovered or developed safety issues will not arise, and we have received, and expect to continue to receive, product liability claims relating to our COVID-19 vaccine. With the use of any vaccine by a wide patient population, serious adverse events may occur from time to time that did not arise in clinical trials or that initially appeared to be unrelated to the vaccine itself and only with the collection of subsequent information were found to be causally related to the product. Safety events that arise outside of a clinical trial setting are difficult to monitor, and given the widespread use of our COVID-19 vaccine, we have experienced difficulty tracking potential treatment-related adverse events on a global basis. Any safety issues could cause us to suspend or cease marketing of our approved products, possibly subject us to substantial liabilities and adversely affect our ability to generate revenue and our financial condition. The subsequent discovery of previously unknown problems with a product could negatively affect commercial sales of the product, result in restrictions on the product or lead to the withdrawal of the product from the market. The reporting of adverse safety events involving our products or public speculation about such events could cause the price of the ADSs representing our ordinary shares to decline or experience periods of volatility.

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

Our COVID-19 vaccine was developed based upon the genetic sequence of the original SARS-CoV-2 virus that was first detected. The SARS-CoV-2 virus continues to evolve, and new strains of the virus or those that are already in circulation may prove more transmissible or cause more severe forms of COVID-19 disease than the predominant strains observed to date. Our vaccine may not be as effective in protecting against existing and future variant strains of the SARS-CoV-2 virus as it is against the original virus. While we continue to monitor emerging SARS-CoV-2 strains, undertake preclinical investigations into the immunogenicity of our COVID-19 vaccine against new variants as they emerge and develop modified versions of our COVID-19 vaccine against new variants, these efforts may be unsuccessful, and failure to timely and successfully adapt our vaccine to variants of the SARS-CoV-2 virus could lead to significant reputational harm and adversely affect our financial results. It is also possible that we may expend significant resources adapting our COVID-19 vaccine to protect against certain variants of the SARS-CoV-2 virus, but that a market for adapted vaccines does not develop for one or more variants or that demand does not align with our projections or cost expenditures. Moreover, even if we are successful in developing an adapted vaccine and there is a market for the new vaccine, new variants continue to emerge and any adapted vaccine may not be as effective in protecting against such future variant strains.

The successful commercialization of our product candidates will depend in part on the extent to which governmental authorities, private health insurers and other third-party payors provide coverage and adequate reimbursement levels and implement pricing policies favorable to our product candidates. Failure to obtain or maintain coverage and adequate reimbursement for our product candidates, if approved, and/or delayed payments from government authorities could limit our ability to market those products and decrease our ability to generate revenue.

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

There is significant uncertainty related to the insurance coverage and reimbursement for newly approved products in particular in the United States, including genetic medicines. In the United States, the principal decisions about reimbursement for new medicines are typically made by the Centers for Medicare & Medicaid Services, or CMS, an agency within the U.S. Department of Health and Human Services, or HHS, as CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare. Private payors tend to follow CMS to a substantial degree. It is difficult to predict what CMS will decide with respect to reimbursement for novel products such as ours. Reimbursement agencies in Europe may be more conservative than CMS. For example, a number of cancer drugs have been approved for reimbursement in the United States but have not been approved for reimbursement in certain European countries.

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

Moreover, increasing efforts by governmental and third-party payors, in the United States and abroad, to cap or reduce healthcare costs may cause such organizations to limit both coverage and level of reimbursement for new products approved and, as a result, they may not cover or provide adequate payment for our product candidates. For example, the U.S. government released a “blueprint,” which is a plan to reduce the cost of drugs. The blueprint contains certain measures that the HHS is already working to implement. At state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access, and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importing from other countries and bulk purchasing.

We expect to experience pricing pressures in connection with the sale of any of our product candidates, due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs, surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products in the marketplace.

The imposing of export controls on our COVID-19 vaccine in the European Union or in other jurisdictions could severely and adversely impact our manufacturing activities, commercial activities and financial results.

Governments of the jurisdictions in which we or our partners produce our COVID-19 vaccine may prohibit us from delivering orders of our COVID-19 vaccine to customers in other jurisdictions.

The European Union and other regions have imposed, or threatened to impose, export controls that would limit or block the delivery of COVID-19 vaccines manufactured in or outside their territories in instances where manufacturers have been delayed or have not fully satisfied their delivery obligations to such governments. The European Union ended this export authorization scheme as of December 31, 2021, however, if they reenact this scheme, we may be prohibited from exporting commercial supplies of the vaccine from our manufacturing site in Germany to non-EU countries (and Pfizer may likewise be prohibited from exporting out of its manufacturing site in Belgium). Such restrictions may have a material impact on our manufacturing or distribution activities, and the commercialization of our COVID-19 vaccine.

Our ability to continue to generate income from sales of our COVID-19 vaccine is uncertain, due to government interest and public perception regarding a vaccine, as well as the evolving nature of the disease more generally.

The COVID-19 disease itself is unpredictable and each variant comes with varying levels of transmissibility and severity. Consequently, the burden of the disease may wane or dissipate such that our and other COVID-19 vaccines may be less essential from individual and public health perspectives.

In addition, there is a heightened risk that a COVID-19 vaccine may be subject to adverse emergency actions taken by governmental entities in certain countries, including intellectual property expropriation, compulsory licenses, strict price controls or other actions. In the U.S., the Defense Production Act of 1950, as amended (the “Defense Production Act”), gives the U.S. government rights and authorities that may directly or indirectly diminish our own rights or economic opportunities with respect to our COVID-19 vaccine. Our current and potential third-party service providers may be impacted by government entities potentially invoking the Defense Production Act or other potential restrictions to all or a portion of services they might otherwise offer. The Biden administration has previously invoked, and may continue using, the Defense Production Act to expand manufacturing capacity of vaccine and vaccine supplies as well as COVID-19 tests and testing supplies.

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

A large number of vaccine manufacturers, academic institutions and other organizations currently have programs to develop COVID-19 vaccine candidates and more than thirty other vaccines have been authorized for emergency use or approved in various countries, including vaccines developed by Moderna, Inc., Johnson & Johnson, University of Oxford/AstraZeneca plc, China National Pharmaceutical Group (Sinopharm)/Beijing Institute of Biological Products and Wuhan Institute of Biological Products, Novavax, Inc., Valneva SE/Dynavax Technologies Corporation, Sinovac Biotech Ltd., and Bharat Biotech International Limited, and other companies are in late stages of clinical development or have been authorized for emergency use or approved in certain countries. Our competitors pursuing vaccine candidates may have greater financial, product candidate development, manufacturing and marketing resources than we do. Larger pharmaceutical and biotechnology companies have extensive experience in clinical testing and obtaining regulatory approval for their products, and may have the resources to invest heavily to accelerate discovery and development of their vaccine candidates.

Our efforts to successfully commercialize our COVID-19 vaccine may fail if competitors develop and commercialize COVID-19 vaccines that are safer, more effective, produce longer immunity against COVID-19, require fewer administrations, have fewer or less severe undesirable effects, have broader market acceptance, are more convenient to administer or distribute or are less expensive than any vaccine candidate that we have developed or we may develop.

We may not be able to demonstrate sufficient efficacy or safety of our COVID-19 vaccine to obtain permanent regulatory approval in jurisdictions where it has been authorized for emergency use or granted conditional marketing approval.

Our COVID-19 vaccine has been granted full U.S. FDA approval for individuals 12 years and older, emergency or limited use authorization in a number of countries and in the U.S. for individuals 6 months to 12 years of age and approval for use in certain other countries. Our COVID-19 vaccine has not yet been approved by regulatory authorities in many of such countries. We and Pfizer intend to continue to observe our COVID-19 vaccine and vaccines we may develop for other variants of COVID-19 in global clinical trials. It is possible that subsequent data from these clinical trials may not be as favorable as data we submitted to regulatory authorities to support our applications for emergency use authorization, marketing or conditional marketing approval or that concerns about the safety of our COVID-19 vaccine will arise from the widespread use of our COVID-19 vaccine outside of clinical trials. Our COVID-19 vaccine may not receive approval outside of the emergency use setting in the countries where it is not currently approved, which could adversely affect our business prospects.

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

The pharmaceutical market is intensely competitive and rapidly changing. Many large pharmaceutical and biotechnology companies, academic institutions, governmental agencies, and other public and private research organizations are pursuing the development of novel drugs for the same diseases that we are targeting or expect to target. Many of our competitors have:

•	greater financial, technical and human resources than we have at every stage of the discovery, development, manufacture and commercialization of products;

•	more extensive experience in preclinical testing, conducting clinical trials, obtaining regulatory approvals and manufacturing, marketing and selling drug products;

•	product candidates that are based on previously tested or accepted technologies;

•	products that have been approved or are in late stages of development; and

•	collaborative arrangements in our target markets with leading companies and research institutions.

We will face intense competition from drugs that have already been approved and accepted by the medical community for the treatment of the conditions for which we may develop drugs in the future. We also expect to face competition from new drugs that enter the market. There are a number of drugs currently under development, which may become commercially available in the future, for the treatment of conditions for which we are trying, or may in the future try, to develop drugs. These drugs may be more effective, safer, less expensive, or marketed and sold more effectively than any products we develop.

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

Our competitors may develop or commercialize products with significant advantages over any products we develop based on any of the factors listed above or on other factors. In addition, our competitors may develop collaborations with or receive funding from larger pharmaceutical or biotechnology companies, providing them with an advantage over us. Our competitors therefore may be more successful in commercializing their products than we are, which could adversely affect our competitive position and business. Competitive products may make any products we develop obsolete or non-competitive before we can recover the expenses of developing and commercializing our products, if approved.

The market opportunities for some of our product candidates may be small due to the rarity of the disease, or limited to those patients who are ineligible for or have failed prior treatments. As the target patient populations for some of our programs are small, we may never achieve or maintain profitability without obtaining regulatory approval for additional indications.

The FDA often approves new cancer therapies initially only for use by patients with relapsed or refractory advanced cancer. We expect to seek approval initially for some of our product candidates in this context. Subsequently, for those products that prove to be sufficiently beneficial, we would expect to seek approval in earlier lines of treatment and potentially as a first-line therapy but there is no guarantee that our product candidates, even if approved, would be approved for earlier lines of therapy, and, prior to any such approvals, we may have to conduct additional clinical trials. We are also developing product candidates for the treatment of rare diseases.

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

We have only recently developed our sales, distribution or marketing capabilities in Germany and Turkey, and, other than for our COVID-19 vaccine, we have not historically designed our preclinical studies and clinical trials with specific commercialization or marketing considerations in mind. To further successfully commercialize our COVID-19 vaccine and any other products that may result from our development programs, we will need to continue developing sales and marketing capabilities in the United States, Europe and other regions, either on our own or with others. We may enter into collaborations with other entities to utilize their mature marketing and distribution capabilities, but we may be unable to enter into marketing agreements on favorable terms, if at all. If our current and future collaborators do not commit sufficient resources to further commercialize our COVID-19 vaccine and our future products, if any, and we are unable to develop the necessary marketing capabilities on our own, we may be unable to generate sufficient product sales revenue to sustain our business. We compete with many companies that currently have extensive and well-funded marketing and sales operations. Without a significant internal team or the support of third parties to perform marketing and sales functions, we may be unable to compete successfully against these more established companies.

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

Our ability to maintain profitability will depend in part on our ability and the ability of our collaborators to commercialize any products that we or our collaborators may develop in markets throughout the world. Commercialization of products in various markets could subject us to risks and uncertainties, including:

•	obtaining, on a country-by-country basis, the applicable marketing authorization from the competent regulatory authority;

•	the burden of complying with complex and changing regulatory, tax, accounting, labor and other legal requirements in each jurisdiction that we or our collaborators pursue;

•	reduced protection for intellectual property rights;

•	differing medical practices and customs affecting acceptance in the marketplace;

•	import or export licensing requirements;

•	governmental controls, trade restrictions or changes in tariffs;

•	economic weakness, including inflation, or political instability, particularly in non-U.S. economies and markets;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad;

•	longer accounts receivable collection times;

•	longer lead times for shipping;

•	language barriers;

•	foreign currency exchange rate fluctuations;

•	the impact of epidemics and pandemics, such as the COVID-19 pandemic, on employees and the global economy;

•	reimbursement, pricing and insurance regimes; and

•	the interpretation of contractual provisions governed by local laws in the event of a contract dispute.

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

Any product that we bring to the market may not gain market acceptance by physicians, trial participants, third-party payors, and others in the medical community. Additionally, ethical, social and legal concerns about genetic research could result in additional regulations restricting or prohibiting the products and processes we may use. If these products do not achieve an adequate level of acceptance, we may not generate significant product sales revenue and may not be able to achieve or maintain profitability. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including:

•	the potential efficacy and potential advantages over alternative treatments;

•	the ability to offer our products, if approved, at competitive prices;

•	the prevalence and severity of any undesirable effects, including any limitations or warnings contained in a product’s approved labeling;

•	the prevalence and severity of any undesirable effects resulting from checkpoint inhibitors or other drugs or therapies with which our products are administered;

•	the relative convenience and ease of transportation, storage and administration;

•	any restrictions on the use of our products, if approved, together with other medications;

•	the willingness of the target patient population to try new therapies, such as mRNA vaccines and therapies, and of physicians to prescribe these therapies;

•	the strength of marketing and distribution support and timing of market introduction of competitive products;

•	publicity concerning our products or competing products and treatments; and

•	sufficient third-party insurance coverage or reimbursement, and patients’ willingness to pay out-of-pocket in the absence of third- party coverage or adequate reimbursement.

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

Successful sales of our product candidates, if approved, depend on the availability of coverage and adequate reimbursement from third-party payors including governmental healthcare programs, such as Medicare and Medicaid in the United States, managed care organizations and commercial payors, among others. Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we obtain regulatory approval. In addition, because certain of our product candidates represent new approaches to the treatment of cancer, we cannot accurately estimate the potential revenue from our product candidates.

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

We expect that additional healthcare reform measures or proposals will be adopted in the future, any of which could limit the amounts that governments will pay for healthcare products and services, which could result in reduced demand for our products and product candidates or additional pricing pressures. In the event that the pricing structures for healthcare products, such as the product candidates we are developing, change materially and limit payments for such product candidates, our business will be adversely impacted as our products may no longer be commercially viable based on their expected net present value; we may have invested significant resources in product candidates that cannot be commercially developed; or we may determine that assets that have reached an early phase of development cannot or will not be taken into further development, notwithstanding their clinical viability. In addition, development assets or clinical programs that are part of our collaborations may no longer be deemed commercially viable to pursue based on our collaborators’ assessments of the impact of any proposed, announced, or legislated pricing reforms.

We cannot predict what healthcare reform initiatives may be adopted in the future. Further legislative and regulatory developments are likely, and we expect ongoing initiatives to increase pressure on drug pricing. Such reforms could have an adverse effect on anticipated revenues from our approved products and from product candidates that we may successfully develop and for which we may obtain regulatory approval, and may affect our overall financial condition and ability to develop product candidates.

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

•

furthering the development of our own manufacturing capabilities and manufacturing relationships with third parties in order to provide adequate (in amount and quality) products and services to support clinical development and the market demand for our approved products and product candidates, if approved;

•	obtaining market acceptance of our approved products and product candidates as a treatment option;

•

launching and commercializing products for which we obtain marketing approval and reimbursement, either through collaborations or, if launched independently, by establishing a sales force, marketing and distribution infrastructure;

•	addressing any competing technological and market developments, in particular, declining demand for any of our approved products;

•	implementing additional internal systems and infrastructure;

•	negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter;

•	maintaining, defending, protecting, enforcing and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how; and

•	attracting, hiring and retaining qualified personnel.

Additionally, we have incurred significant costs associated with the commercialization of our COVID-19 vaccine. Our expenses could increase beyond our expectations if we are required by the FDA, the European Medicines Agency, or EMA, or other regulatory agencies to perform clinical and other trials or make changes to our manufacturing or quality systems in addition to those that we currently anticipate. Accordingly, such costs could adversely affect our future profitability.

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

Factors relating to our business that may contribute to these fluctuations include the following, as well as other factors described elsewhere in this report:

•	the size and timing of orders for our COVID-19 vaccine;

•	delays or failures in advancement of existing or future product candidates into the clinic or in clinical trials;

•	the occurrence of adverse events during our clinical trials or post marketing authorization;

•	our ability to develop and manufacture our product candidates and commercialize and manufacture our COVID-19 vaccine at commercial scale;

•	our ability to manage our growth;

•	our ability execute our corporate objectives;

•	the outcomes of research programs, clinical trials, or other product development or approval processes conducted by us and our collaborators;

•	the ability of our collaborators to develop and successfully commercialize products developed from our suite of therapeutic classes;

•	our relationships, and any associated exclusivity terms, with collaborators;

•

our contractual or other obligations to provide resources to fund our product candidates, and to provide resources to our collaborators or to the collaborations themselves, including take-or-pay or similar obligations;

•	the extent to which we repurchase outstanding ADSs under our share repurchase plan;

•	risks associated with the international aspects of our business outside Germany, including the conduct of clinical trials in multiple locations and potential commercialization in such locations;

•

our ability to minimize and manage product recalls or inventory losses caused by unforeseen events, cold chain interruption, testing difficulties or decreased demand, and our ability to write off certain inventory;

•	our ability to report our financial results accurately and in a timely manner;

•	our dependence on, and the need to attract and retain, key management and other personnel;

•	our ability to obtain, protect, maintain, defend and enforce our intellectual property rights;

•	our ability to prevent the theft or infringement, misappropriation or other violation of our intellectual property, trade secrets, know-how or technologies;

•	our and our collaborators’ ability to defend against claims of infringement of the intellectual property rights of third parties;

•

potential advantages that our competitors and potential competitors may have in securing funding, obtaining the rights to critical intellectual property or developing competing technologies or products;

•	our ability to obtain additional capital that may be necessary to expand our business;

•	our collaborators’ ability to obtain and devote additional capital that may be necessary to develop and commercialize products under our collaboration agreements, including our COVID-19 vaccine;

•	our ability to minimize and manage product liability claims arising from the use of our COVID-19 vaccine and our product candidates and other future products, if approved;

•	business interruptions such as power outages, strikes, acts of terrorism or natural disasters;

•	our ability to use our net operating loss carryforwards to offset future taxable income;

•	risks of counterparty defaults within our asset management portfolio; and

•	increased or unpredictable pricing for the commodities we rely on, including as a result of inflation.

Each of the factors listed above may be affected by the COVID-19 pandemic or its impact on the global community and the global economy.

Due to the various factors mentioned above, and others, the results of any of our periods should not be relied upon as indications of our future operating performance. Our operating results may fluctuate significantly from one reporting period to the next, such that a period-to-period comparison of our results of operations may not be a good indication of our future performance.

In any particular period, our operating results could be below the expectations of securities analysts or investors, which could cause the price of the ADSs to decline. While as a general matter we intend to periodically report on the status of our product candidate pipeline, including articulating anticipated next steps in the form of development plans or potential data readouts, we may not always be able to provide forward-looking guidance on the timing of those next steps. In addition, we do not control the timing of disclosures of any milestones related to any of our programs that are managed by our collaborators. Any disclosure by a collaborator of data that are perceived as negative, whether or not such data are related to other data that we or others release, may have a material adverse impact on the price of the ADSs or our overall valuation. The price of the ADSs may decline as a result of unexpected clinical trial results in one or more of our programs, including adverse safety events reported for any of our programs.

We have incurred significant losses in the past and we may incur significant losses in the future.

Prior to the commercialization of our COVID-19 vaccines, we incurred significant losses and negative cash flows from operations due to our significant research and development expenses and our investment in our manufacturing capabilities, and funded our operations primarily from private placements or issuances of ordinary shares (including in the form of American Depositary Shares, or ADSs) in connection with our public offerings, generation of proceeds under our collaboration agreements, secured bank loans and issuance of a convertible note. As of December 2022, our original COVID-19 vaccine product has been authorized or approved for emergency or temporary use or granted marketing authorization in more than 100 countries and regions worldwide and our efforts have resulted in more than 4 billion doses shipped globally. We plan to invest heavily in R&D as we make a strong drive to build out our global development organization and diversify our therapeutic area footprint. Additionally, we plan to enhance capabilities through complementary acquisitions, technologies, infrastructure and manufacturing. Even for those products for which we have obtained or may obtain regulatory approval or emergency use authorization, our future revenues will depend upon the size of any markets in which such products have received approval or authorization to market, our ability to achieve sufficient market acceptance, reimbursement from third-party payors, and adequate market share in those markets. If achieved, profitability is difficult to maintain over time and is highly dependent on various factors. Our future financial results will depend, in part, on the rate of our future expenditures, the extent to which we experience long-term success of our commercial products and our ability to obtain funding through revenue from commercial sales, equity or debt financings, sales of assets, collaborations or grants.

As part of our capital allocation strategy, we expect to continue to incur significant and increasing operating expenses for the foreseeable future. We anticipate that our expenses will increase substantially if and as we and our collaborators:

•	continue or expand our research or development of our programs in preclinical development;

•	continue or expand the scope of our clinical trials for our product candidates;

•	initiate additional preclinical, clinical, or other trials for our product candidates, including under our collaboration agreements;

•	continue to invest in our immunotherapy platforms to conduct research to identify novel technologies;

•	change or increase our manufacturing capacity or capability;

•	change or add additional suppliers;

•

add additional infrastructure to our quality control, quality assurance, legal, compliance and other groups to support our operations as a public company and our product development and commercialization efforts, including expansion of sites in Germany and new sites in the United States, and potentially others globally;

•	attract and retain skilled personnel;

•	seek marketing approvals and reimbursement for our product candidates;

•	develop our sales, marketing, and distribution infrastructure for our COVID-19 vaccine and any other products for which we may obtain marketing approval or emergency use authorization;

•	seek to identify and validate additional product candidates;

•	acquire or in-license other product candidates and technologies;

•	acquire other companies;

•	make milestone or other payments under any in-license agreements;

•	maintain, protect, defend, enforce and expand our intellectual property portfolio; and

•	experience any delays or encounter issues with any of the above.

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

In Germany, we have unused German tax loss carryforwards for corporate taxes for German non-tax group entities, though we have not recognized deferred tax assets related to such loss carryforwards for International Financial Reporting Standards, or IFRS, reporting purposes until December 31, 2022. Deferred tax assets are recognized for unused tax losses only to the extent that it is probable that taxable profit will be available against which the losses can be utilized. In general, net operating loss, or NOL, carryforwards in Germany do not expire. Furthermore, under current German tax laws, certain substantial changes in the Company’s ownership and business may further limit the amount of NOL carryforwards that can be used annually to offset future taxable income.

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

We may not be able to utilize a material portion of our historic or current NOLs or credits in either Germany (resulting from our German tax group or non-tax group entities in Germany) or the United States until these have been finally assessed by the tax authorities or when the limitation period has passed. In addition, the rules regarding the timing of revenue and expense recognition for tax purposes in connection with various transactions are complex and uncertain in many respects, and, if challenged, our recognition may be subject to a revised assessment. In the event any such challenge is sustained, our NOLs could be materially reduced or we could be determined to be a material cash taxpayer for one or more years which could have an adverse effect on our business, financial conditions, results of operations or prospects.

Furthermore, our ability to use our NOLs or credits is conditioned upon our attaining profitability and generating taxable income. Taxable income exceeding NOLs will be subject to taxation resulting tax liabilities. As described above, we incurred significant net losses in every year since our inception other than 2018, 2021 and 2022 and anticipate that in the future, we may incur significant losses for some of the group entities. Our ability to utilize our NOL or credit carryforwards in the United States and for some German group entities is uncertain.

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

It is not possible to seek the refund of these wage taxes or social security contributions from either the German tax authorities or social security institutions after filing returns. In Germany, employers are considered secondarily liable for wage taxes.

In addition, value added taxes on invoices received by contract services providers who are considered internal employees are considered non-deductible and must be repaid to the German tax authorities. It is possible to reclaim the VAT repaid to the German tax authorities from the service provider. There is a possibility that the relevant input VAT claims against the contract service providers may, in some instances, not be enforceable as a result of a contract service provider no longer existing, the lapse of time or any other facts preventing the enforcement of such claims.

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

Our future funding requirements, both near and long term, will depend on many factors, including, but not limited to:

•	the initiation, progress, timing, costs, and results of preclinical or nonclinical studies and clinical trials for our product candidates;

•	the amount and timing of revenues and associated costs from sales of our COVID-19 vaccine;

•	the results of research and our other platform activities;

•	the clinical development plans we establish for our product candidates;

•	the terms of any agreements with our current or future collaborators, and the achievement of any milestone payments under such agreements to be paid to us or our collaborators;

•	the terms of any other strategic transactions, including relating to any acquisitions, into which we enter;

•	the number and characteristics of product candidates that we develop or may in-license;

•	the outcome, timing and cost of meeting regulatory requirements established by the FDA, the EMA and other comparable regulatory authorities;

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

•

the cost and timing of completion and further expansion of clinical and commercial scale manufacturing activities sufficient to support all of our current and future programs, including the development of modular production and clinical facilities in various markets via our BioNTainer network; and

•

the cost of establishing sales, marketing, and distribution capabilities for any product candidates for which we may receive marketing approval and reimbursement in regions where we choose to commercialize our products on our own.

To date, we have financed our operations primarily through the sale of equity securities, revenue from collaborations, and revenue from sales of our COVID-19 vaccine, and we cannot be certain that additional funding will be available on favorable terms, or at all. We are currently generating product sales or royalty revenue to finance our operations. However, should this change in the future, we expect to finance our future cash needs through a combination of product sales, public or private equity offerings, debt financings, collaborations, licensing arrangements, and other marketing or distribution arrangements. Any fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates. In addition, we cannot guarantee that future financing will be available in sufficient amounts, at the right time, on favorable terms, or at all, including as a result of the impact that the changing nature of the COVID-19 pandemic and other global events, such as political upheavals and economic downturns, may have on the capital markets.

Negative clinical trial data or setbacks, or perceived setbacks, in our programs or with respect to our technology could impair our ability to raise additional financing on favorable terms, or at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of our shareholders, and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of the ADSs representing our ordinary shares to decline. If we raise additional funds through public or private equity offerings, the terms of these securities may include liquidation or other preferences that may adversely affect our shareholders’ rights.

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

As a growing biotechnology company, we are actively pursuing drug classes, platforms and product candidates in many therapeutic areas and across a wide range of diseases. Successfully developing products for, and fully understanding the regulatory and manufacturing pathways to, all of these therapeutic areas and disease states requires a significant depth of talent, resources and corporate processes in order to allow simultaneous execution across multiple areas. Due to our limited resources, we may not be able to effectively manage this simultaneous execution and the expansion of our operations or recruit and train additional qualified personnel. This may result in weaknesses in our infrastructure and/or give rise to operational mistakes, legal or regulatory compliance failures, loss of business opportunities, loss of employees and reduced productivity among remaining employees. The physical expansion of our operations may lead to significant costs and may divert financial resources from other projects, such as the development of our product candidates. If our management is unable to effectively manage our expected development and expansion, our expenses may increase more than expected, our ability to generate or increase our revenue could be reduced and we may not be able to effectively implement our business strategy. Our future financial performance and our ability to compete effectively and commercialize our COVID-19 vaccine and our product candidates, if approved, will depend in part on our ability to effectively manage the current and future development and expansion of our company.

We incur significant costs as a result of operating as a public company, and our management is required to devote substantial time to compliance initiatives. We are subject to financial reporting and other requirements for which our accounting and other management systems and resources may not be adequately prepared. We may fail to comply with the rules that apply to public companies, including Section 404 of the Sarbanes-Oxley Act of 2002, which could result in sanctions or other penalties that would harm the business.

As a public company, we incur significant legal, accounting and other expenses. The U.S. federal securities laws, including the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and rules subsequently implemented by the SEC and the Nasdaq Stock Market LLC, or Nasdaq, have imposed various requirements on public companies, including requirements to file annual and event-driven reports with respect to our business and financial condition, and to establish and maintain effective disclosure and financial controls and corporate governance practices. Our management and other personnel need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations result in substantial legal and financial compliance costs and have made some activities time-consuming and costly. We may not be able to produce reliable financial statements or file these financial statements as part of a periodic report in a timely manner with the SEC or comply with Nasdaq listing requirements. In addition, we could make errors in our financial statements that could require us to restate our financial statements.

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

The Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, contains significant corporate governance and executive compensation related provisions that require the SEC to adopt additional rules and regulations in these areas such as “say on pay” and proxy access. Shareholder activism, the current political environment, and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate. Our management and other personnel need to devote a substantial amount of time to these compliance initiatives.

If we identify material weaknesses in our internal control over financial reporting and fail to remediate such material weaknesses, we may not be able to report our financial results accurately or to prevent fraud.

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

Prior to our initial public offering, we identified a material weakness in our internal control which has been fully remediated, but there can be no guarantee that we will not identify additional material weaknesses in the future.

If we are unable to successfully remediate any future material weaknesses or successfully supervise and rely on outside advisors with expertise in these matters to assist us in the preparation of our financial statements, our financial statements could contain material misstatements discovered in the future that could cause us to fail to meet our future reporting obligations and cause the price of the ADSs to decline.

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

As a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements. We therefore continue to follow German corporate governance practices in lieu of the corporate governance requirements of Nasdaq in certain respects. In particular, we follow German corporate governance practices in connection with the distribution of annual and interim reports to shareholders, the application of our code of conduct to our Supervisory Board, executive remuneration disclosure, proxy solicitation in connection with shareholders’ meetings, and obtaining shareholder approval in connection with the establishment of, or material amendment to, certain equity-based compensation plans.

In accordance with our Nasdaq listing, our audit committee is required to comply with the provisions of Section 301 of the Sarbanes-Oxley Act and Rule 10A-3 of the Exchange Act, both of which are also applicable to U.S. companies listed on Nasdaq. As we are a foreign private issuer, however, our audit committee is not subject to additional requirements of Nasdaq applicable to listed U.S. companies, including an affirmative determination that all members of the audit committee are “independent,” using more stringent criteria than those applicable to us as a foreign private issuer.

Due to the above exemptions for foreign private issuers, our shareholders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States, some investors may find the ADSs less attractive as a result, and there may be a less active trading market for the ADSs.

We face risks related to catastrophic global events including natural disasters, political crises, or public health epidemics and pandemics, such as the COVID-19 pandemic, that could adversely affect our operations.

Our business could be adversely impacted by the effects of catastrophic global events including natural disasters such as an earthquake, fire, hurricane, tornado, flood or significant power outage; public health crises such as the COVID-19 pandemic; political crises, such as terrorist attacks, war and other political instability, including the ongoing geopolitical tensions related to Russia’s actions in Ukraine, resulting sanctions imposed by the United States and other countries and retaliatory actions taken by Russia in response to such sanctions; or other catastrophic events.

For example, the ongoing conflict between Russia and Ukraine, and resulting sanctions and other economic actions, have contributed to, and are expected to continue to contribute to, rising prices and shortages of crude oil and natural gas. Prolonged or expanded conflict between Russia and Ukraine, and political responses to Russia’s actions, could further reduce oil and gas supplies, increase energy volatility and have severe adverse effects on regional and global supply chains and economies and our business. Our commercial production of our COVID-19 vaccine is currently run on natural gas, although we believe our production could be powered by alternative fuel sources if needed. Additionally, we continue to evaluate the impacts that a growing or subsequent energy shortage may have on our partners, suppliers and service providers. Were any of these parties to experience significant impacts from this or any other energy shortage, our business could be materially harmed. We cannot predict with certainty the impact a continuing or more severe natural gas shortage would have on our or their operations, including on the manufacturing of our COVID-19 vaccine and the manufacturing and testing of our product candidates.

Although we have generated revenues from sales of our COVID-19 vaccine, there remains uncertainty regarding other potential effects of COVID-19 on our business. For example, if a new variant of COVID-19 emerges for which existing vaccines, including our COVID-19 vaccine, are ineffective, infections may become even more widespread, negatively impact our ability to enroll patients in clinical studies and complete clinical trials on the timelines we currently anticipate, or result in an economic downturn that could affect demand for our products and services or our ability to raise capital, which could have a material adverse effect on our business, operating results and financial condition. Our suppliers, licensors or collaborators could also be disrupted by conditions related to COVID-19 or other pandemics and epidemics, possibly resulting in disruption to our supply chain, clinical trials, partnerships or operations.

Our insurance policies are expensive and protect us only from some business risks, which leaves us exposed to significant uninsured liabilities.

We do not carry insurance for all categories of risk that our business may encounter and insurance coverage is becoming increasingly expensive. We do not know if we will be able to maintain existing insurance with adequate levels of coverage, and any liability insurance coverage we acquire in the future may not be sufficient to reimburse us for any expenses or losses we may suffer. We currently maintain insurance coverage for losses relating to property damage, business interruption and clinical trials. We are dedicating resources to exploring additional avenues for more adequate coverage as our business evolves. With the grant of marketing approvals for our COVID-19 vaccine we have acquired additional insurance coverage for losses relating to transportation and storage of our COVID-19 vaccine and product liability claims arising from its use. However, the coverage or coverage limits of our insurance policies may not be adequate. If our losses exceed our insurance coverage, our financial condition would be adversely affected. In the event of contamination or injury, we could be held liable for damages or be penalized with fines in an amount exceeding our resources. Clinical trials or regulatory approvals for any of our product candidates could be suspended, which could adversely affect our results of operations and business, including by preventing or limiting the development and commercialization of any product candidates that we or our collaborators may develop.

Additionally, operating as a public company has made it more expensive for us to obtain director and officer liability insurance. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our Supervisory Board, our Management Board, or our board committees.

Adverse developments affecting financial institutions, companies in the financial services industry or the financial services industry generally, such as actual events or concerns involving liquidity, defaults or non-performance, could adversely affect our operations and liquidity.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank, or SVB, a bank which we used to support operations in the U.S., was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation, or the FDIC, as receiver.

While a statement by the U.S. Department of the Treasury, the Federal Reserve and the FDIC stated that all depositors of SVB would have access to all of their money after only one business day following the date of closure and we received such access on March 13, 2023, and neither the amount in question nor any delays in access were material to our operations, uncertainty and liquidity concerns in the broader financial services industry remain. Inflation and rapid increases in interest rates have led to a decline in the trading value of previously issued government securities with interest rates below current market interest rates. The U.S. Department of Treasury, FDIC and Federal Reserve Board have announced a program to provide up to $25 billion of loans to financial institutions secured by such government securities held by financial institutions to mitigate the risk of potential losses on the sale of such instruments. However, widespread demands for customer withdrawals or other needs of financial institutions for immediate liquidity may exceed the capacity of such program. There is no guarantee that the U.S. Department of Treasury, FDIC and Federal Reserve Board will provide access to uninsured funds in the future in the event of the closure of other banks or financial institutions in a timely fashion or at all.

While we maintain our cash and cash equivalents in multiple financial institutions worldwide, our access to our cash and cash equivalents in amounts adequate to finance our operations could be significantly impaired by the financial institutions with which we have arrangements directly facing liquidity constraints or failures. In addition, investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any material decline in available funding or our ability to access our cash and cash equivalents could adversely impact our ability to meet our operating expenses, result in breaches of our contractual obligations or result in violations of federal or state wage and hour laws, any of which could have material adverse impacts on our operations and liquidity.

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

Failure to obtain marketing approval for a product candidate will prevent us from commercializing the product candidate in a given jurisdiction. Although our COVID-19 vaccine has received emergency use authorization and/or regulatory approvals in certain countries, it is possible that none of our other product candidates, or any product candidates we may seek to develop in the future, will ever obtain regulatory approval. We have limited experience in filing and supporting the applications necessary to gain marketing approvals and may need to rely on third-party CROs, regulatory consultants or collaborators to assist us in this process. We expect to submit initial BLAs/MAAs for our mRNA-based product candidates in the United States, the European Union and in other countries globally. In some of these jurisdictions, mRNA-based medicinal products may be classified in different ways and may be subject to specific requirements. Securing regulatory approval requires the submission of extensive quality, preclinical and clinical data and supporting information to the various regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy. Securing regulatory approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the relevant regulatory authority. Benefit and risk are regularly assessed, and any product candidates we develop may not be effective, may be only moderately effective, or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining marketing approval or prevent or limit commercial use.

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

mRNA drug development carries substantial clinical development and regulatory risks due to limited regulatory experience with mRNA immunotherapies.

To our knowledge, other than our COVID-19 vaccine and Moderna, Inc.’s mRNA-1273, no mRNA immunotherapies have been approved or received emergency use authorization or conditional marketing authorization to date by the FDA, the EMA or other comparable regulatory authority. Successful discovery and development of mRNA-based (and other) immunotherapies by either us or our collaborators is highly uncertain and depends on numerous factors, many of which are beyond our or their control. Our product candidates that appear promising in the early phases of development may fail to advance, experience delays in the clinic or clinical holds, or fail to reach the market for many reasons, including:

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

For administrative purposes, mRNA products are classified together with gene therapy products by the FDA. Unlike certain gene therapies that irreversibly alter cell DNA and may cause certain side effects, mRNA-based medicines do not irreversibly change cell DNA. Side effects observed in other gene therapies, however, could negatively impact the perception of immunotherapies despite the differences in mechanism. In addition, the regulatory pathway in the United States and many other jurisdictions for approval is uncertain. Our COVID-19 vaccine is not currently classified as a gene therapy. The regulatory pathway for an individualized therapy, such as our iNeST mRNA-based immunotherapy where each patient receives a different combination of mRNAs, remains undetermined. The number and design of the clinical and preclinical studies required for the approval of these types of medicines have not been established, may be different from those required for advanced medicinal therapy products or therapies that are not individualized or may require safety testing like gene therapy products. Moreover, the length of time necessary to complete clinical trials and submit an application for marketing approval by a regulatory authority varies significantly from one pharmaceutical product to the next and may be difficult to predict.

Our product candidates may not work as intended, may cause undesirable effects or may have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any.

As with most biological products, use of our product candidates could be associated with undesirable effects or adverse events which can vary in severity from minor reactions to death and in frequency from infrequent to prevalent. The potential for adverse events is especially acute in the oncology setting, where patients may have advanced disease, have impaired organ function, compromised immune and other systems and may be receiving numerous other therapies. Undesirable side effects or unacceptable toxicities caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, the EMA or comparable regulatory authorities. Results of our trials could reveal a high and unacceptable severity and prevalence of side effects.

If unacceptable side effects arise in the development of our product candidates, we, the FDA, competent authorities of EU member states, ethics committees, the institutional review boards, or IRBs, at the institutions in which our studies are conducted, or the Data Safety Monitoring Board, or DSMB, could suspend or terminate our clinical trials. The FDA or comparable regulatory authorities could also order us to cease clinical trials or deny approval of our product candidates for any or all targeted indications. Treatment-related side effects could also affect patient recruitment or the ability of enrolled patients to complete any of our clinical trials or result in product liability claims. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff. We expect to have to train medical personnel using our product candidates to understand the side effect profiles for our clinical trials and upon any commercialization of any of our product candidates. Inadequate training in recognizing or managing the potential side effects of our product candidates could result in patient injury or death. Any of these occurrences may harm our business, financial condition and prospects significantly.

Monitoring the safety of patients receiving our product candidates is challenging, which could adversely affect our ability to obtain regulatory approval and commercialize our product candidates.

In our ongoing and planned clinical trials, we have contracted, and are expected to continue to contract, with academic medical centers and hospitals experienced in the assessment and management of toxicities arising during clinical trials. Nonetheless, these centers and hospitals may have difficulty observing patients and treating toxicities, which may be more challenging due to personnel changes, inexperience, shift changes, house staff coverage or related issues. Additionally, the COVID-19 pandemic continues to have an impact on our ability to monitor trial safety related to, for example, staff shortages due to contracting COVID-19 or the global shortage in healthcare professionals, re-assignment of staff to treat COVID-19 patients and restricted clinical site access. This could lead to more severe or prolonged toxicities or even patient deaths, which could result in us or the FDA, the EMA or other comparable regulatory authority delaying, suspending or terminating one or more of our clinical trials, and which could jeopardize regulatory approval. The centers using our products, if and when approved, could also have difficulty managing any adverse effects of our products, or use medicines that do not adequately control such undesirable effects or that have a detrimental impact on the efficacy of the treatment.

In addition, even if we successfully advance our product candidates into and through clinical trials, such trials will likely only include a limited number of patients and limited duration of exposure to our product candidates. As a result, we cannot be assured that adverse effects of our product candidates will not be uncovered when a significantly larger number of patients are exposed to the product candidate. Further, any clinical trials may not be sufficient to determine the effects and safety consequences of taking our product candidates over a multi-year period.

If any of our product candidates receives marketing approval and we or others later identify undesirable effects caused by such products, a number of potentially significant negative consequences could result, including:

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

•

our product candidates may have undesirable effects or other unexpected characteristics. One or more of such effects or events could cause regulators to impose a clinical hold on the applicable trial, or cause us or our investigators, IRBs or ethics committees to suspend or terminate the trial of that product candidate or any other of our product candidates for which a clinical trial may be ongoing;

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

•

challenges enforcing our contractual and intellectual property rights, especially in those countries that do not respect and protect intellectual property rights to the same extent as Germany and the United States;

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

While we have not experienced any material system failures, accidents or security breaches to date, we and a vendor have separately in the past been subject to a security breach resulting in us unknowingly making payments to third parties that were able to gain unauthorized access to our and the vendor’s email systems. Additionally, in December 2020, we were informed by the EMA that the agency was subject to a cyberattack and that some documents relating to our regulatory submission for our COVID-19 vaccine candidate, which was stored on an EMA server, had been unlawfully accessed. None of our systems were breached in connection with this incident and we are unaware that any study participants were identified through the data being accessed.

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

We face an inherent risk of product liability exposure related to the testing of any of our current or future product candidates in clinical trials, and an even greater risk related to any commercialized products, such as our COVID-19 vaccine. We have received product liability claims against our COVID-19 vaccine, and expect to receive additional product liability claims in the future. If we cannot successfully defend ourselves against claims that our product candidates caused injuries, we could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

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

We carry clinical trial insurance, including product liability insurance, which we believe to be sufficient in light of our current commercial operations and clinical programs; however, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. We have expanded our insurance coverage to include product liability claims arising from the use of our COVID-19 vaccine; however, the amount of coverage we have obtained may not be adequate, and we may be unable to maintain product liability insurance for our COVID-19 vaccine on commercially reasonable terms in the future. On occasion, large judgments have been awarded in class action lawsuits based on drugs or medical treatments that had unanticipated adverse effects. A successful product liability claim or series of claims brought against us could cause the price of the ADS to decline and, if judgments exceed our insurance coverage, could adversely affect our results of operations and business.

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

There are rapid and ongoing developments and changing expectations relating to ESG matters and factors such as the impact of our operations on the environment, access to our COVID-19 vaccine, corporate governance, our practices relating to product stewardship, management of business ethics, human rights diligence in our supply chain, and human resource development, which may result in increased regulatory, social or other scrutiny on us. Regarding climate risks, we are expected to address climate risks due to our own contribution to climate change (inside-out perspective), risks due to physical effects of climate change as well as transition risks (outside-in perspective), and interactions between both perspectives (“dual materiality”). With regard to human rights risks, we are addressing increasingly complex regulatory requirements, including German legislation (for example, the Act on Corporate Due Diligence Obligations for the Prevention of Human Rights Violations in Supply Chains (“Lieferkettensorgfaltspflichtengesetz - LkSG”)) and legislative planning by the European Union. We are expected by regulation to identify, prevent, mitigate and ideally end the extent of any potential adverse impacts or violations throughout our own operations and value chain. If we are unable to adequately recognize and respond to such developments and governmental, societal, investor and NGO expectations relating to such ESG matters, we may have to pay substantial fines, forego corporate opportunities, become subject to additional scrutiny, incur unexpected costs or experience damage to our reputation or our various brands. If any of these events were to occur, there may be a material adverse effect on our business, financial condition, cash flows and results of operations and the market value of our common shares may decline.

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

Risks Related to the Manufacturing of our COVID-19 Vaccine, our Product Candidates and Future Pipeline

Our COVID-19 vaccine and product candidates are based on novel technologies and they may be complex and difficult to manufacture. We may encounter difficulties in manufacturing, product release, shelf life, testing, storage, supply chain management or shipping. If we or any of the third-party manufacturers we work with encounter such difficulties, our ability to supply materials for clinical trials or any approved product could be delayed or stopped.

The manufacturing processes for our COVID-19 vaccine and our product candidates are novel and complex. Due to the novel nature of this technology and the recency of our experience at larger scale production, we may encounter difficulties in manufacturing, product release, shelf life, testing, storage and supply chain management, or shipping. These difficulties could be due to any number of reasons including, but not limited to, complexities of producing batches at larger scale, equipment failure, choice and quality of raw materials and excipients, analytical testing technology, and product instability. In an effort to optimize product features, we have in the past and may in the future make changes to our product candidates in their manufacturing and stability formulation and conditions. This has resulted in the past, and may in the future result, in our having to resupply batches for preclinical, clinical, or commercial activities when there is insufficient product stability during storage and insufficient supply. Insufficient stability or shelf life of our product candidates could materially delay our or our collaborators’ ability to continue the clinical trial for that product candidate or require us to begin a new clinical trial with a newly formulated drug product, due to the need to manufacture additional preclinical, clinical or commercial supply.

For example, in March 2021 we received product quality complaints related to our COVID-19 vaccine in Hong Kong. A thorough investigation into these complaints concluded that the reported product quality complaints were due to the combination of a deficient container closure process, or crimping, at one specific contract manufacturing organization when such containers were later shipped at ultra-cold conditions created by shipping on dry ice. The investigation did not identify any safety issues related to the product quality complaints. We and our COVID-19 vaccine collaboration partner in Hong Kong, Fosun Pharma, subsequently supplied replacement COVID-19 vaccine vials, but we cannot assure you that we will not experience similar product quality complaints in the future.

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

Due to the number of different programs, we may in the future have cross contamination of products inside of our factories, CROs, external contract manufacturing organizations, or CMOs, suppliers or in the clinic that affect the integrity of our products. Additionally, for some programs the manufacturing scale is extremely small compared to the standard volumes of supply, such that we run the risk of contaminating the process each time we reopen a container to use remaining supplies.

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

Our product and product intermediates are extremely temperature sensitive, and we may learn that any or all of our products are less stable than desired. We may also find that transportation conditions negatively impact product quality. This may require changes to the formulation or manufacturing process for one or more of our product candidates and result in delays or interruptions to clinical or commercial supply. In addition, the cost associated with such transportation services and the limited pool of vendors may also add additional risks of supply disruptions. As we are transporting intermediate products with holding times in refrigeration (TIR) and allowed times out of refrigeration (TOR) across long distances and crossing borders, traffic issues and customs delays could lead to the loss of batches which would need to be replaced.

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

Our inability to manufacture sufficient or appropriate quantities of our COVID-19 vaccine or any of our product candidates, or our failure to comply with applicable regulatory requirements, could materially and adversely affect our business.

Manufacturing is a vital component of our individualized immunotherapy approach, and we have invested significantly in our manufacturing facilities, including the acquisition of a manufacturing site in Marburg, Germany and the construction of a novel modular manufacturing facilities in Africa and Australia that we refer to as “BioNTainers”. All internal manufacturing is performed under GMP guidelines. We also rely on a network of CMOs for the manufacture of our COVID-19 vaccine. We do not rely on any external CMOs for the manufacture of our individualized product candidates and at this time, and we have limited redundancy among our facilities. Due to the individualized nature of our product candidates, we do not maintain product reserves. If any of our or our external CMOs’ manufacturing facilities, including our recently introduced BioNTainers, experience difficulties, including related to manufacturing, product release, shelf life, testing, storage and supply chain management or shipping, our clinical development programs may be delayed or suspended until we or our external CMOs can resume operations. We may also be required to incur significant expenditures to resolve such difficulties.

We also face the risk of inventory write-offs or redundant production capacities with respect to our COVID-19 vaccine. Planned new formulations of our COVID-19 vaccine, including versions that could protect against new variants of COVID-19, have resulted or may result in significant research and development expense that was not or may not be recouped. In addition, we have experienced in the past, and may experience in the future, redundant production capacities under our agreements with CMOs due to planned new formulations, adaptations of our COVID-19 vaccine and increased internal manufacturing capacities. Significant inventory write-offs or redundant manufacturing expenses would negatively impact our results of operations.

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

Additionally, we may experience manufacturing difficulties due to resource constraints or as a result of labor disputes or, in the case of jurisdictions into which we intend to expand our operations, unstable political environments. If we were to encounter any of these difficulties, our ability to provide our COVID-19 vaccine or our product candidates to patients in clinical trials, or to provide products for the treatment of patients, once approved, would be jeopardized.

We are subject to regulatory and operational risks associated with the physical and digital infrastructure at both our internal manufacturing facilities and at those of our external service providers.

The designs of our facilities are based on current standards for biotechnology facilities. They have been reviewed and approved by local authorities and have also received GMP manufacturing licenses. We have designed our facilities to incorporate a significant level of automation of equipment with integration of several digital systems to improve efficiency of operations. We have attempted to achieve a high level of digitization for clinical and commercial manufacturing facilities relative to industry standards. While this is meant to improve operational efficiency, this may pose additional risk of process equipment malfunction and even overall manufacturing system failure or shutdown due to internal or external factors including, but not limited to, design issues, system compatibility or potential cybersecurity breaches. This may lead to delay in supply or shutdown of our facilities. Any disruption in our manufacturing capabilities could cause delays in our production capacity for our drug substances or drug products, impose additional costs, or may require us to identify, qualify and establish an alternative manufacturing site, the occurrence of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

•

collaborators may not pursue development and commercialization of any product candidates that achieve regulatory approval or may elect not to continue or renew development or commercialization of programs based on clinical trial results, changes in the collaborators’ focus or available funding (for example, we are aware that there have been allegations that Fosun International Ltd., an affiliate of our collaboration partner Fosun Pharma, is facing liquidity risks), or external factors, such as an acquisition, that divert resources or create competing priorities;

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

If our collaborations do not result in the successful development and commercialization of programs, or if one of our collaborators terminates its agreement with us, we may not receive any future research funding or milestone, earn-out, royalty or other contingent payments, or otherwise yield the expected benefits under the collaborations. As a result, our development of product candidates and commercialization efforts could be delayed and we may need additional resources to develop and commercialize our product candidates. In addition, in general our collaborators have the right to terminate their agreements with us for convenience. If one of our collaborators terminates its agreement with us, we may find it more difficult to attract new collaborators and the perception of us in the business and financial communities could be adversely affected. All of the risks relating to product development, regulatory approval and commercialization described in this report apply to the activities of our collaborators.

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

We are a party to licenses that give us rights to third-party intellectual property, including patents and patent applications, that are necessary or useful for our business. In particular, we have obtained licenses from Acuitas Therapeutics, CellScript LLC and its affiliate, mRNA RiboTherapeutics, Inc., to patent rights claiming certain uses of modified RNA, as well as licenses from certain other parties for intellectual property useful in pharmaceutical formulations. We may enter into additional licenses to third-party intellectual property in the future.

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

•

manufacturers are subject to ongoing periodic unannounced inspection by the FDA, the U.S. Drug Enforcement Administration and corresponding state agencies and by regulatory authorities in other jurisdictions to ensure strict compliance with GMP and other government regulations and corresponding standards in other jurisdictions. We do not have control over CMOs’ compliance with these regulations and standards;

•	we may not own, or may have to share, the intellectual property rights to any improvements made in the manufacturing process for our products;

•	our CMOs could breach or terminate their agreement with us; and

•	our CMOs would also be subject to the same risks we face in developing our own manufacturing capabilities, as described above.

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

•

there may be significant pressure on the U.S. government and international governmental bodies to limit the scope of patent protection both inside and outside the United States for disease treatments that prove successful, as a matter of public policy regarding worldwide health concerns; existing legislation (for example, in the United States, the Public Readiness and Emergency Preparedness Act, etc.) may be interpreted, and new legislation may be passed, to permit third-party use of patented technologies relating to a public health concern (for example, the COVID-19 pandemic), with little or no compensation to the patent holder(s); and

•

countries other than the United States may have patent laws less favorable to patentees than those upheld by U.S. courts, allowing competitors a better opportunity to create, develop and market competing product candidates.

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

The degree of future protection for our intellectual property and other proprietary rights is uncertain, and we cannot ensure that:

•

any of our patents, or any of our pending patent applications, if issued, or those of our licensors, will include claims having a scope sufficient to protect our product(s), our product candidates and other technologies;

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

•	a third party may not challenge the claims of patents we own or license and, if challenged, a court would hold that such patent claims are valid, enforceable and infringed;

•	we may develop or in-license additional proprietary technologies that are patentable;

•	the patents of others will not have an adverse effect on our ability to issue patents, or otherwise on our business;

•

our competitors do not conduct research, development, testing or commercialization activities in countries where we do not have enforceable patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	we will develop additional proprietary technologies, product(s) or product candidates that are separately patentable; and

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

As the scientific fields mature, our known competitors and other third parties, many of whom have substantially greater resources than we do and many of whom have made significant investments in competing technologies, may seek or may have already obtained patents, and have filed and will continue to file patent applications claiming inventions in the fields in the United States and abroad. This may limit, interfere with or eliminate our ability and our partners’ ability to make, use, sell, import or otherwise exploit our COVID-19 vaccine or our product candidates or other technologies. There is uncertainty about which patents will issue, and, if they do, as to when, to whom and with what claims. With respect to both in-licensed and owned intellectual property, we cannot predict whether the patent applications we and our licensors are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient protection from competitors.

We, our co-owners, our partners or our licensors may in the future become a party to patent proceedings or priority disputes in the United States, Europe or other jurisdictions. In the United States, the Leahy-Smith America Invents Act, or the America Invents Act, includes a number of significant changes that affect the way patent applications are prosecuted and also may affect patent litigation. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent through USPTO-administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. We expect that our competitors and other third parties will institute litigation and other proceedings, such as interference, reexamination and opposition proceedings, as well as inter partes and post-grant review proceedings against us and the patents and patent applications that we own and in-license. For example, various third parties have filed oppositions challenging our issued EP patent 2714071 which relates to our iNeST product candidates, and whose claims recite steps relating to neoantigen selection. While the patent was upheld through the opposition proceedings, one of the opposing parties has appealed that decision.

Additionally, with regard to COVID-19 vaccines, we are currently a party to litigations. Alnylam Pharmaceuticals Inc. has brought litigation against us and Pfizer regarding the ‘933 and ‘979 Patents. In addition, CureVac N.V. initiated litigation against us regarding European patents, 1857122B1 and 3708668B1 (EP’122 and EP’668 Patents), and three German utility models, or the CureVac IP, in Germany, and then a subsequent litigation was brought by us and Pfizer in the United States regarding U.S. Patent Nos. 11,135,312, 11,149,278 and 11,241,493 that are “European counterparts” to the CureVac IP. BioNTech and Pfizer also initiated proceedings seeking the revocation of the EP’122 and EP’668 Patents in the Business and Property Courts of England and Wales. In addition, BioNTech filed a nullity action in the Federal Patent Court of Germany seeking a declaration that the EP’122 Patent is invalid, and initiated cancellation actions against the CureVac IP in the German Patent and Trademark Office. ModernaTX, Inc. has brought litigation against us and Pfizer regarding European patents 3590949B1 and 3718565B1 in Germany, England and Wales and the Netherlands, and regarding U.S. Patent Nos. 10,898,574, 10,702,600, and 10,933,127 in the United States. BioNTech and Pfizer also initiated proceedings seeking the revocation of the EP’949 and EP’565 Patents in the Business and Property Courts of England and Wales. Additionally, Moderna has been named as a defendant in other ongoing COVID-19 vaccine patent lawsuits. We cannot guarantee that we will not become subject to additional COVID-19 vaccine patent infringement lawsuits in the future. In addition, should Pfizer not prevail in any of the ongoing COVID-19 vaccine patent infringement lawsuits to which it is a party, Pfizer may seek to require us to indemnify Pfizer for losses suffered therefrom as well as any losses from future COVID-19 vaccine patent infringement lawsuits in which it does not prevail. We believe we have strong defenses against each of these claims and intend to vigorously defend ourselves in each proceeding, but we can make no assurances regarding the ultimate outcome of any of these matters.

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

There are many issued and pending patent filings that claim aspects of technologies that we may need for our mRNA products or product candidates, or other product candidates, including patent filings that relate to relevant delivery technologies. There are also many issued patents that claim targeting genes or portions of genes that may be relevant for immunotherapies we wish to develop. In addition, as evidenced by the lawsuits brought against Moderna, Pfizer and us, there may be additional issued and pending patent applications that may be asserted against us in a court proceeding or otherwise based upon the asserting party’s belief that we may need such patents for the development, manufacturing, testing and commercialization of our COVID-19 vaccine or of our product candidates. Thus, it is possible that one or more organizations, ranging from our competitors to non-practicing entities or patent assertion entities, has or will hold patent rights to which we may need a license, or hold patent rights which could be asserted against us. Such licenses may not be available on commercially reasonable terms or at all, or may be non-exclusive. If those organizations refuse to grant us a license to such patent rights on reasonable terms, if we fail to invalidate relevant patents, or if a court or other governing body determines that we need such patent rights that have been asserted against us and we are not able to obtain a license on reasonable terms or at all, we may be unable to perform research and development or other activities or market products covered by such patents, and we may need to cease the development, manufacture, testing and commercialization of one or more of the product candidates we may develop. Any of the foregoing could result in a material adverse effect on our business, financial condition, results of operations or prospects.

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

Where we obtain licenses from, or collaborate with, third parties, in some circumstances we may not have the right to control the preparation, filing, prosecution, maintenance, enforcement and defense of patents and patent applications covering the technology that we license from, or that arises through collaboration with, such third parties, or such activities, if controlled by us, may require the input of such third parties. In some cases, patent prosecution (including preparation and filing) of our in-licensed intellectual property or of intellectual property developed through collaboration, is controlled solely by the licensor or collaborator. We may also require the agreement and/or cooperation of our licensors and collaborators to protect, enforce, utilize, or defend any in-licensed patent rights, and such agreement and/or cooperation may not be provided. Therefore, we cannot be certain that these patents and patent applications will be prepared, filed, prosecuted, maintained, protected, enforced or defended in a manner consistent with the best interests of our business. Any patents or patent applications that we in-license may be challenged, narrowed, circumvented, invalidated or held unenforceable, or our licensors may not properly maintain such patents or patent applications and they may expire. If our licensors fail to obtain, maintain, defend, protect or enforce the intellectual property we license from them, we could lose our rights to the intellectual property and our competitors could market competing products using the inventions in such intellectual property. In certain cases, we control the prosecution of patents included from in-licensed technology. In the event we breach any of our obligations related to such prosecution, we may incur significant liability to our collaborators. If we and our licensors or collaborators disagree over IP protection strategies for relevant technologies, disputes may arise, and we could lose access to or control over protection of technologies important to our business. If so, we may not be able to adequately protect our product(s) or product candidates, including not being able to prevent a competitor or other third party from developing the same product(s) or product candidates for the same or a different use. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

Moreover, we may disagree from time to time with licensors or collaborators regarding the obligations owed or amounts payable under our agreements. For example, we are currently in discussions regarding amounts payable by us under our license agreement with the NIH. Any failure to satisfy obligations or any material breach under any of our licenses to third-party intellectual or any disagreements between us and our licensors could potentially give a licensor the right or reason to terminate the license or to exercise the option of a non-exclusive license, which would allow our competitors to have access to the same intellectual property and technology licensed to us. Our existing license agreements impose, and we expect that future license agreements will impose, various diligence, milestone and royalty payment, exclusivity and other obligations on us. If we fail to comply with our obligations under these agreements, including royalty payments, or we are subject to a bankruptcy, the licensor may have the right to terminate the license agreement, in which event we would not be able to develop, market and commercialize product(s) or product candidates covered by the license agreement. In spite of our best efforts and even if we disagree, our licensors might still conclude that we have materially breached our license agreements and might therefore terminate the license agreements, thereby removing our ability to develop, test and commercialize the product(s) or product candidates covered by these license agreements. In the event that any of our license agreements were to be terminated by the licensor, we may need to negotiate new or reinstated agreements, which may not be available to us on equally favorable terms, or at all. If these license agreements are terminated, or if the underlying patents or other intellectual property fail to provide the intended exclusivity, competitors would have the freedom to seek regulatory approval of, and to market and commercialize, products similar or identical to ours. In addition, we may seek to obtain additional licenses from our licensors and, in connection with obtaining such licenses, we may agree to amend our existing license agreements in a manner that may be more favorable to the licensors, including by agreeing to terms that could enable third parties (potentially including our competitors) to receive licenses to a portion of the intellectual property that is subject to our existing licenses.

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

Certain intellectual property rights that have been in-licensed, including patent applications and patents that we in-license from the University of Pennsylvania, the Louisiana State University, the Broad Institute, the NIH, Genevant, and Cellscript, have been generated through the use of U.S. government funding and are therefore subject to certain federal regulations. As a result, the U.S. government may have certain rights to intellectual property embodied in our current or future product candidates pursuant to the Bayh-Dole Act of 1980, or the Bayh-Dole Act. These U.S. government rights may include a non-exclusive, non-transferable, irrevocable worldwide license to use inventions covered by that Act for any governmental purpose. In addition, the U.S. government may have the right, under certain limited circumstances, to require the licensor to grant exclusive, partially exclusive or non-exclusive licenses to any of these inventions to a third party if it determines that (i) adequate steps have not been taken to commercialize the invention, (ii) government action is necessary to meet public health or safety needs or (iii) government action is necessary to meet requirements for public use under federal regulations (also collectively referred to as “march-in rights”). The U.S. government may also have the right to take title to these inventions if the licensor fails to disclose the invention to the government or fails to file an application to register the intellectual property within specified time limits. Any exercise by the government of such rights could harm our competitive position, business, financial condition, results of operations and prospects. Intellectual property generated under a government-funded program is also subject to certain reporting requirements, compliance with which may require us to expend substantial resources.

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

Because our products and product candidates are still in early stages of development, testing or commercialization, and one or more features of the products or product candidates, or related technologies such as their manufacture, formulation, testing or use, may still change, we cannot be confident that we are aware of all third-party intellectual property that might be relevant to products that we eventually hope to commercialize. Furthermore, even if all aspects of our product(s) or product candidate(s), or of other technology, were known, it is possible that third-party intellectual property, which may or may not currently be public, could develop in a manner (for example, through issuance of additional patents) that could impede our ability to make or use relevant products or product candidates, or other technology. Various third-party competitors practice in relevant spaces, and may have issued patents, or patent applications that will issue as patents in the future, that will impede or preclude our ability to commercialize products. Furthermore, while U.S. patent laws provide a “safe harbor” to our clinical product candidates under 35 U.S.C. § 271(e)(1), which exempts from patent infringement activities related to pursuing FDA approval for a drug product, that exemption expires when an NDA or BLA is submitted. Accordingly, our COVID-19 vaccine was granted full FDA approval for individuals 12 years of age and older on August 23, 2021 (after BLA submission on May 18, 2021) and emergency use authorization for individuals 6 months to less than 12 years of age, after both of which the 271(e)(1) safe harbor may no longer provide the same level of protection from third party patent infringement claims for that product. We may become exposed to one or more lawsuits from third parties who consider our COVID-19 vaccine to infringe their patents. More generally, given the uncertainty of clinical trials, we cannot be certain of the timing of their completion and it is possible that we might want to submit an NDA or BLA at a time when one or more relevant third-party patents is in force. Thus, it is possible that at the time that we commercialize our product candidates, one or more third parties may have issued patent claims that cover our products or critical features of their production, testing or use. We may not be able to commercialize our products if patents issued to third parties or other third-party intellectual property rights cover, or may be alleged to cover, our products or elements thereof, or their methods of manufacture, testing or use at the time that we seek to commercialize them. In such cases, we may not be in a position to develop, test or commercialize product candidates unless we successfully pursue litigation to nullify or invalidate the third-party intellectual property right concerned, successfully design around their claims, or enter into a license agreement with the intellectual property right holder(s). Such litigation or licenses could be costly or not available on commercially reasonable terms or at all, and design-around could be prohibitively expensive or impossible.

Additionally, with respect to our COVID-19 vaccine and our other potential COVID-19 vaccine candidates and related technologies, it is unclear whether the U.S. government, or other governments around the world, will protect vaccine manufacturers for liability from infringement of third party intellectual property, at least during the period of the pandemic. Thus, it is possible that third parties may assert intellectual property rights against us relating to our COVID-19 vaccine, and that we will not be successful in arguing that commercialization of our COVID-19 vaccine is exempted from infringement and/or liability for infringement (for example, under 35 U.S.C. § 271(e)(1), discussed above, or under the Public Readiness and Emergency Preparedness Act, or the PREP Act, etc.). Furthermore, even if such commercialization is deemed protected from infringement during the period of pandemic crisis, once that period has passed, or as otherwise might be established, any such exemption may be terminated so that continuing commercialization could expose us to liability, and might even be precluded if third party(ies) who hold relevant intellectual property rights are able to secure injunction(s) or are unwilling to license to us on commercially feasible terms.

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

Competitors and other third parties may infringe, misappropriate or otherwise violate our intellectual property rights or those of our licensors. To prevent infringement, misappropriation or other unauthorized use, we may be required to file claims, which can be expensive and time-consuming. In certain instances, we have instituted and may in the future institute inter partes review proceedings against issued U.S. patents and opposition proceedings against European patents owned by third parties. We have a number of these opposition proceedings ongoing at the European Patent Office against third-party patents related to mRNA technologies; also, multiple oppositions have been filed against our EP patent number 2714071, which relates to our iNeST product candidates, and whose claims recite steps relating to neoantigen selection. While the claims of our issued EP patent 2714071 were upheld after opposition, there is currently an appeal pending. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may be subject to claims of infringement of the patent rights of third parties.

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

Third parties, including our competitors to non-practicing entities or patent assertion entities, may assert that we are employing their intellectual property and other proprietary technology without authorization. There may be third-party patents or patent applications with claims to materials, formulations, testing, methods of manufacture or methods for treatment related to the use, development, testing, manufacture or commercialization of our COVID-19 vaccine or product candidates. For example, certain of our wholly owned subsidiaries are defendants in litigations initiated by CureVac AG, Alnylam Pharmaceuticals, Inc., and ModernaTX, Inc. regarding Comirnaty. See “Legal Proceedings.” As patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that our product(s) and/or product candidates may infringe. In addition, third parties may obtain patents in the future and claim that our technologies infringe upon these patents. If any third- party patents were held by a court of competent jurisdiction to cover the testing or manufacturing processes of any of our product(s) and/or product candidates, any molecules formed during the testing and manufacturing processes or any final product itself, the holders of any such patents may obtain injunctive or other equitable relief, which could effectively block our ability to develop, test and commercialize such product and/or product candidate unless we obtained a license under the applicable patents, or until such patents expire. Similarly, if any third-party patents were held by a court of competent jurisdiction to cover aspects of our formulations, processes for testing or manufacture or methods of use, including combination therapy, the holders of any such patents may be able to block our ability to develop, test and commercialize the applicable product and/or product candidate unless we obtained a license or until such patent expires. In either case, such a license may not be available on commercially reasonable terms, or at all, or may be non-exclusive.

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

In addition, decisions by courts and governmental bodies in the United States and other jurisdictions may affect the value of patent applications, issued patents or other intellectual property that we own or in-license. For example, recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts, the USPTO and other administrative agencies, and their equivalents in other jurisdictions, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on our existing patent portfolio and our ability to obtain, maintain, protect, defend or enforce our intellectual property in the future.

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

We seek to protect these trade secrets, know-how and other proprietary technology, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, CROs, CMOs, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants and require all of our employees and key consultants who have access to our trade secrets, proprietary know-how, information or technology to enter into confidentiality agreements. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes. To the extent we become involved in litigation that may require discovery of our trade secrets, know-how and other proprietary technology, we seek to secure protective orders from the court that bind the parties with access to the discovered information. Despite our best efforts, we cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Any of these parties who may have access to our trade secrets, know-how and other proprietary technology may breach such agreements or orders. For example, a former employee of our COVID-19 vaccine collaborator, Pfizer, has reportedly misappropriated trade secrets on our COVID-19 vaccine. We may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret or know-how is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets and know-how. In addition, we cannot be certain that our proprietary technical information and related confidential documents that we have shared with our collaborators and/or have submitted to governmental agencies including regulatory agencies for evaluation and supervision of pharmaceutical products will be kept confidential. For example, certain documents relating to our COVID-19 vaccine were unlawfully accessed after a cyberattack on the EMA in December 2020. If any of our trade secrets or know-how were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. If we are unable to prevent unauthorized material disclosure of our intellectual property to third parties, we may not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, operating results, financial condition and prospects.

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

Furthermore, the laws of some other countries do not protect intellectual property and other proprietary rights or establish ownership of inventions to the same extent or in the same manner as the U.S. laws. A majority of our employees work in Germany and are subject to German employment law. Ideas, developments, discoveries and inventions made by such employees and consultants are subject to the provisions of the German Act on Employees’ Inventions, which regulates the ownership of, and compensation for, inventions made by employees. We face the risk that disputes can occur between us and our employees or former employees pertaining to alleged non-adherence to the provisions of this act that may be costly to defend and take up our management’s, technical personnel’s and other employees’ time and efforts whether we prevail or fail in any such dispute. There is a risk that the compensation we provided to employees who assign patents to us may be deemed to be insufficient and we may be required under German law to increase the compensation due to such employees for the use of the patents. In those cases, where employees’ rights have not been assigned to us, we may need to pay compensation for the use of those patents. If we are required to pay additional compensation or face other disputes under the German Act on Employees’ Inventions, our business, results of operations and financial condition could be adversely affected.

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

Administration of some of our product candidates may require the use of immuno-assays and bioinformatic tools in which patients are screened for optimal target antigens of our product candidates. If safe and effective use of a biologic product depends on an in vitro diagnostic, then the FDA generally requires approval or clearance of the diagnostic, known as a companion diagnostic, concurrently with approval of the therapeutic product. To date, the FDA has generally required in vitro companion diagnostics intended to select the patients who will respond to cancer treatment to obtain a pre-market approval, or PMA, for that diagnostic, which can take up to several years, simultaneously with approval of the biologic product. Similarly, in the European Union, an in vitro companion diagnostic may be placed on the market only if it conforms to certain “essential requirements” and bears the Conformité Européene Mark, or CE Mark. The conformity assessment process to obtain the CE Mark can be lengthy and we may fail to demonstrate such conformity. Further, the applicable regulatory framework for in vitro diagnostics in the EU changed in May 2022 when a new EU regulation with stricter regulatory requirements for in vitro diagnostics became applicable.

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

•	the FDA, the EMA or comparable regulatory authorities will inspect our manufacturing facilities and may not approve our facilities or our manufacturing processes and controls; and

•	the approval policies or regulations of the FDA, the EMA or comparable regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

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

These various regulatory review committees and advisory groups and new or revised guidelines that they promulgate from time to time may lengthen the regulatory review process, require us to perform additional studies, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of our product candidates or lead to significant post-approval limitations or restrictions. As the regulatory landscape for our CAR-T-cell immunotherapy product candidates is new, we may face even more cumbersome and complex regulations than those emerging for gene therapy products and cell therapy products. Furthermore, even if our product candidates obtain required regulatory approvals, such approvals may later be withdrawn as a result of changes in regulations or the interpretation of regulations by applicable regulatory agencies.

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

If we fail to comply with applicable regulatory requirements following approval of any of our product candidates, a regulatory agency may:

•	issue a warning letter asserting that we are in violation of the law;

•	seek an injunction or impose civil or criminal penalties or monetary fines;

•	suspend or withdraw regulatory approval or revoke a license;

•	suspend any ongoing clinical studies;

•	refuse to approve a pending BLA (or comparable approval) or supplements to a BLA (or comparable approval) submitted by us;

•	seize product; or

•	refuse to allow us to enter into supply contracts, including government contracts.

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

If we obtain FDA approval for any of our product candidates and begin commercializing those products in the United States, our operations will be directly, or indirectly through our prescribers, customers and purchasers, subject to various federal and state fraud and abuse laws and regulations, including, without limitation, the federal Health Care Program Anti-Kickback Statute, the federal civil and criminal False Claims Act, and the Physician Payments Sunshine Act and regulations. Many states and other jurisdictions have similar laws and regulations, some of which may be broader in scope. These laws will impact, among other things, our proposed sales, marketing and educational programs. In addition, we may be subject to patient privacy laws enacted by both the federal government and the states in which we conduct our business. The laws that will affect our operations include, but are not limited to the following:

•

The federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, in return for the purchase, recommendation, leasing or furnishing of an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand, and prescribers, purchasers, and formulary managers on the other. The ACA amends the intent requirement of the federal Anti-Kickback Statute to provide that a person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it;

•

The federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, false or fraudulent claims for payment or approval from Medicare, Medicaid or other government payors. The ACA provides, and recent government cases against pharmaceutical and medical device manufacturers support, the view that federal Anti-Kickback Statute violations and certain marketing practices, including off-label promotion, may implicate the False Claims Act;

•

The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit a person from knowingly and willfully executing a scheme or making false or fraudulent statements to defraud any healthcare benefit program, regardless of the payor (e.g., public or private);

•

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and their implementing regulations, which imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information without appropriate authorization by entities subject to the rule, such as health plans, health care clearinghouses and health care providers;

•	The U.S. Federal Food, Drug, and Cosmetic Act, which prohibits, among other things, the adulteration or misbranding of drugs, biologics and medical devices;

•	The U.S. Public Health Service Act, which prohibits, among other things, the introduction into interstate commerce of a biological product unless a biologics license is in effect for that product;

•

Federal transparency laws, including the federal Physician Payment Sunshine Act, which require disclosure of payments and other transfers of value provided to physicians and teaching hospitals, and ownership and investment interests held by physicians and other healthcare providers and their immediate family members and applicable group purchasing organizations;

•

State law equivalents of each of the above federal laws, state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures, and state laws governing the privacy and security of health information in certain circumstances which are also applicable to us, and many of them differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts in certain circumstances;

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

Biopharmaceutical companies that are developing potential therapeutics and vaccines to combat COVID-19, including BioNTech SE, have experienced significant volatility in the price of their securities upon publication of preclinical and clinical data as well as news about their development programs. For example, during 2022 the closing sales price of the ADSs representing our ordinary shares on the Nasdaq Global Select Market ranged from $118.43 to $231.85, with significant volatility occurring shortly after announcements related to regulatory and purchase announcements related to our COVID-19 vaccine and to other COVID-19 vaccines. Additionally, we have observed the trading price of the ADSs respond significantly to news and statements by us, government agencies, competing vaccine developers, financial analysts or others relating to other COVID-19 vaccines and COVID-19 therapeutics and the pandemic generally, even in cases in which we believe the news does not affect our business or vaccine specifically. Given the attention being paid to the COVID-19 pandemic and the public scrutiny of COVID-19 development and commercialization announcements, and given that our COVID-19 vaccine is currently among the primary vaccines being used worldwide any news regarding manufacturing, supply and distribution of our COVID-19 vaccine or unanticipated side effects of our COVID-19 vaccine, whether or not accurate, will attract significant attention and scrutiny and that, as a result, the price of the ADSs representing our ordinary shares likely will continue to be volatile.

Acquisitions, joint ventures and collaborations may increase our capital requirements, dilute our shareholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks. We may not realize the benefits of these acquisitions, joint ventures or collaborations.

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

In addition, if we undertake acquisitions, we may utilize our cash, issue dilutive securities, assume or incur debt obligations, incur large one-time expenses and acquire intangible assets that could result in significant future amortization expense. For example, in January 2023, we announced an agreement to acquire InstaDeep Ltd. (“InstaDeep”), a leading global technology company in the field of artificial intelligence and machine learning, for upfront consideration of cash and BioNTech shares, and potential future milestone payments. There is no guarantee that we will realize any anticipated benefits of this or future acquisitions, or that the diversification of our business through acquired technology or products will be successful.

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

Our executive officers, directors, five percent shareholders, and their affiliates beneficially own a majority of our ordinary shares (including ordinary shares represented by ADSs) as of December 31, 2022, and will have the ability to influence us through their ownership positions. For example, these shareholders, acting together, may be able to exert significant influence over matters such as elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares that shareholders may believe are in their best interest. Such insiders may also act in concert to waive rights to participate in rights offerings, as was done in our summer 2020 rights offering, which would have the effect of permitting the ADSs or shares underlying such waived rights to be offered to the public in an underwritten offering without contravening German law pricing requirements.

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

We were founded and incorporated on June 2, 2008 as Petersberg 91, V AG, a German stock corporation (Aktiengesellschaft). We changed our name to BioNTech AG on December 11, 2008. On March 8, 2019, we converted to a European stock corporation (Societas Europaea, or SE) under the laws of Germany and the European Union called BioNTech SE. We completed our initial public offering in October 2019. American Depositary Shares (ADSs) representing our ordinary shares are currently listed on the Nasdaq Global Select Market under the symbol “BNTX”.

Our principal executive offices are located at An der Goldgrube 12, D-55131 Mainz, Germany. Our telephone number is +49 6131-9084-0. Our website address is www.biontech.com. The information contained on, or that can be accessed through, our website is not part of this document. Our agent for service of process in the United States is c/o BioNTech US Inc., 40 Erie Street, Suite 110, Cambridge, Massachusetts 02139, +1 (617) 337-4701.

B. Business Overview

I. Overview

We are a global next-generation immunotherapy company pioneering novel medicines against cancer, infectious diseases and other serious diseases. Since our founding in 2008, we have focused on harnessing the power of the immune system to address human diseases with unmet medical need and major global health burden.

Our fully integrated model combines decades of research in immunology, translational drug discovery and development, a technology agnostic innovation engine, GMP manufacturing, and commercial capabilities to rapidly discover, develop and commercialize our marketed products and other candidate vaccines and therapies.

We have built a broad toolkit across multiple technology platforms, including a diverse range of potentially first-in-class therapeutic approaches. This includes mRNA vaccines and therapeutics, cell and gene therapies, targeted antibodies and small molecule immunomodulators.

Our approach has created a robust and diversified product pipeline across infectious disease and oncology, including Comirnaty, our COVID-19 vaccine and first marketed product, over 25 clinical stage product candidates and more than 30 research projects.

In 2022, we executed on five key strategic objectives to strengthen our technology platforms, digital capabilities, and infrastructure through sustainable investments, strategic partnerships and tactical acquisitions to bring long-term value to patients and other stakeholder groups.

1. Further COVID-19 vaccine launches

We and Pfizer developed and launched two Original/Omicron-adapted bivalent vaccines, expanded Comirnaty’s label to include pediatrics and other populations for primary and booster vaccination, converted conditional or emergency approvals to full marketing authorizations, and between us invoiced sales of approximately 2 billion doses of Comirnaty.

2. Accelerate pipeline development

We started five first-in-human clinical trials in oncology, including for product candidates from our off-the-shelf mRNA vaccine platform (FixVac), mRNA-encoded antibodies (RiboMabs), and targeted antibodies. We reported clinical data updates for multiple oncology programs, including:

•	BNT122 or iNeST, our individualized cancer vaccine program in collaboration with Genentech, Inc., a member of the Roche group, or Genentech;

•	BNT113, a FixVac program;

•	BNT211, our first CARVac program, using our CARVac (CAR-T-cell Amplifying RNA Vaccine) mRNA-based immune booster; and

•	BNT312, a bispecific antibody we are co-developing in collaboration with Genmab AS, or Genmab.

In infectious diseases, we started five Phase 1 clinical trials, which include two next-generation COVID-19 vaccine candidates and vaccine candidates against shingles, malaria, and HSV-2 infection.

3. Ramp up R&D investments

We expanded our team by more than 1,500 to over 4,500 employees globally by attracting top talent, including clinical and regulatory experts needed to rapidly advance our pipeline. Our diverse workforce now represents more than 80 nations and we have established subsidiaries across 5 continents.

4. Pursue complimentary acquisitions and collaborations

We announced multiple complementary acquisitions and collaborations including:

•	A global discovery collaboration with Crescendo Biologics Ltd to develop precision immunotherapies against targets selected by us based on the company’s proprietary Humabody VH platform;

•	A multi-target research collaboration and license agreement with Medigene AG to develop T-cell receptor (TCR) based immunotherapies against cancer;

•	An exclusive research collaboration with Matinas Biopharma, or Matinas, to advance novel formulations for mRNA vaccines based on Matinas’ Lipid Nanocrystal (LNC) delivery platform technology;

•	The expansion of our global strategic collaboration with Genmab to develop and commercialize novel immunotherapy candidates based on Genmab’s proprietary HexaBody technology platform;

•

A multi-target research collaboration with Ryvu Therapeutics S.A., or Ryvu, to develop and commercialize immuno-modulatory small molecule candidates as well as standalone small molecules from Ryvu’s STING agonist portfolio; and

•

In 2023, we announced an agreement to acquire our long-time strategic collaboration partner, InstaDeep, subject to customary closing conditions, which on closing would enable us to create a fully integrated, enterprise-wide capability that leverages artificial intelligence (AI) and machine learning technologies across our therapeutic platforms and operations.

•

In March 2023, we entered into an exclusive worldwide licensing agreement with OncoC4 to co-develop and commercialize ONC-392, an anti-CTLA-4 monoclonal antibody as monotherapy or combination therapy in various cancer indications. We and OncoC4 plan to start a Phase 3 trial (NCT05671510) of ONC-392 as monotherapy treatment in non-small cell lung cancer (NSCLC) patients who progress after PD-1/PD-L1 treatment in 2023. The transaction is expected to close in the first half of 2023, subject to customary closing conditions and regulatory clearance.

5. Expand global organization

In 2022, we expanded our organization in Asia, Africa, the U.S., Australasia and Europe and increased our overall R&D and production capabilities. We completed construction of a plasmid DNA manufacturing facility in Marburg, Germany, acquired a GMP-certified manufacturing facility in Singapore, and broke ground on our first turnkey mRNA manufacturing solution, or BioNTainer, in Kigali, Rwanda.

II. The BioNTech Approach

We are focused on developing next-generation immunotherapies by employing a multi-platform strategy, powered by a technology agnostic approach rooted in decades of research in immunology coupled with expertise in emerging technologies in mRNA and synthetic biology. With the approval of our COVID-19 vaccine, we believe that we have entered into a new era of mRNA technology as a drug class. We aim to build novel platforms with the ability to produce multiple product candidates. We aim to drive this transformation by applying the following principles:

•

Exploiting the full potential of the immune system. Our broad pipeline includes mRNA-based vaccines, including cancer vaccines, antigen-specific tolerance vaccines and prophylactic infectious disease vaccines. In addition, it comprises mRNA-based immune activators, antigen-targeting T cells and antibodies, and defined immunomodulators of various immune cell mechanisms. This portfolio is designed to mirror the evolution of the immune system to rely on multiple complementary pathways and enable individualized treatment.

•

Advancing programs to combat major health burdens. Our infectious disease product strategy is rooted in our global social responsibility and we aim to help democratize global access to mRNA medicines. Our infectious disease toolkit includes multiple technology platforms, including mRNA vaccines, prophylactic infectious disease vaccines, and a new class of precision anti-bacterials, Lysins.

•

Broadening the range of patients benefiting from cancer immunotherapy. We discover and seek to exploit novel targets and target combinations. Our aim is to extend the utility of immunotherapy to patient populations that are not currently amenable or do not benefit from the targets of current immunotherapies.

•

Improving the success rate. We engineer and develop highly potent drug candidates designed to be precise for the specific target. We further augment activity and counteract resistance mechanisms by combining compounds with non-overlapping, synergistic mechanisms of action, such as combining our FixVac immunotherapy, CARVac, with our novel CAR-T therapies.

•

Focusing on therapeutic and individualized approaches. The root cause of recurrence or lack of tumor eradication is interindividual variability and cancer heterogeneity. Addressing this biological reality is one of the mandatory design aspects of the product candidates we develop. For example, each of our cancer immunotherapies incorporates multiple targets in order to account for this variability.

We have applied these guiding principles to a broad suite of pharmaceutical platforms, each of which is designed with the following goals: a distinct mode of action, high precision targeting, high potency and therapeutic or prophylactic potential. We expect each platform to yield a pipeline of product candidates for further development. With this technology-agnostic combination of platforms and product candidates, we believe we are pioneers in the field of individualized, patient-centric therapeutic approaches in oncology and infectious diseases today, and aim to be in other disease areas in the future.

Our Disruptive Technology Toolkit to Fight Human Diseases

OFF-THE-SHELF mRNA CANCER VACCINES
FixVac
INDIVIDUALIZED mRNA CANCER VACCINES
RIBOLOGICALS[1]
RiboCytokines
RiboMabs
RIBOLYSIN
Precision antibacterials
Phagomed acquisition
mRNA TECHNOLOGY
INFECTIOUS DISEASES VACCINES
Prophylactic and therapeutic vaccines
CARVac
mRNA vaccine boosted CAR-T-cells
LIPID-FORMULATIONS
Internal capabilities & Matinas collaboration
MULTI-TARGET TCR
Internal capabilities & Medigene collaboration
IMMUNO-THERAPY TARGET DISCOVERY
NEXT GEN IMMUNO-MODULATORS
Mono and Bispecific Abs
OncoC4 collaboration
mRNA ENCODED HUMABODIES
Crescendo collaboration
TARGETED CANCER THERAPIES
CELL & GENE THERAPIES
ANTIBODIES
INDIVIDUALIZED TCR-THERAPY
SOLID TUMOR CAR-T
Ideal CAR-T-cell targets
INDIVIDUALIZED EX VIVO T-CELL THERAPY
SELECTIVE TLR-7 AGONISM
SMALL MOLECULES
STING AGONISTS
Ryvu collaboration
Enabling technology
Individualized therapies

1 mRNA encoded cancer-targeting antibodies and cytokines

Our current immunotherapy product candidates that are being tested in clinical trials span four distinct drug classes:

•

mRNA Vaccines and Therapeutics. We utilize mRNA to deliver nucleic acid messages to cells, where such information is used to express proteins for pharmacological effect. In infectious disease, we are developing mRNA-based prophylactic vaccines to address COVID-19, shingles, malaria, tuberculosis, HSV-2, and other infectious diseases. In oncology, we are developing a portfolio of mRNA-based therapeutics to treat cancer, including FixVac, iNeST in collaboration with Genentech, and mRNA encoded cytokines and antibodies, or antibacterials.

•

Cell Therapies. We are developing a range of cell therapies against solid tumors, including CAR-T cell therapies, neoantigen-based T-cell therapies and TCR therapies, in which the patient’s T cells are modified or primed to target cancer-specific antigens. We are also combining our mRNA FixVac platform with our first CAR-T product candidate to enhance the persistence of CAR-T cells in vivo.

•

Antibodies. In addition to our mRNA-based antibacterials, we are developing targeted cancer antibodies utilizing our in-house capabilities, and are developing next-generation antibodies, in collaboration with Genmab, that are designed to modulate the patient’s immune response to cancer.

•

Small Molecule Immunomodulators. We aim to use small molecules to augment the activity of other drug classes by inducing specific and discrete patterns of immunomodulation. The first program is a small molecule toll-like receptor 7, or TLR7, immunomodulator for the treatment of solid tumors.

Across these four drug classes we have a robust clinical pipeline of 20 product candidates in oncology and 6 product candidates in infectious disease. We plan to accelerate the build-out of our oncology commercial capabilities in 2023-24 with the goal of commercial readiness in the United States, European Union and other selected regions to support first oncology launches from 2026 onwards. Longer-term, we see applications for our technologies in the fields of autoimmune diseases, inflammatory diseases, cardiovascular diseases, neurodegenerative diseases, and regenerative medicines.

III. Marketed Products: Comirnaty, our COVID-19 Vaccine Program (BNT162)

Our first commercial product, Comirnaty, was the first-ever approved mRNA-based product, and, to our knowledge, represents the fastest ever developed prophylactic vaccine from viral sampling to approval. As of December 2022, our original COVID-19 vaccine product has been authorized or approved for emergency or temporary use or granted marketing authorization in more than 100 countries and regions worldwide and our efforts have resulted in more than 4 billion doses shipped globally.

Under our collaboration with Pfizer, we are the Marketing Authorization Holder in the U.S., the European Union, the United Kingdom, Canada and other countries, and the holder of emergency use authorizations or equivalents in the U.S. (jointly with Pfizer) and other countries. Pfizer has marketing and distribution rights worldwide with the exception of China, Germany, and Turkey. Fosun Pharmaceutical Industrial Development, Co., Ltd, or Fosun Pharma, has marketing and distribution rights in Mainland China, Hong Kong Special Administrative Region, or SAR, Macau SAR and the region of Taiwan. We have the marketing and distribution rights to Comirnaty in Germany and Turkey.

1.	Commercial Update

In 2022, we and Pfizer continued our global COVID-19 vaccine leadership with the first-to-market Original/Omicron BA.4-5-adapted bivalent COVID-19 vaccine directed against both the original COVID-19 virus and the Omicron BA.4-5 adapted COVID-19 virus. We now have three commercial COVID-19 vaccine products on the market: the original COVID-19 vaccine, and two Original/Omicron-adapted bivalent vaccines: Original/BA.1- and Original/Omicron BA.4-5-adapted bivalent vaccines, which are all referred to as Comirnaty.

In 2022, together with Pfizer, we invoiced approximately two billion doses of Comirnaty. As part of our and Pfizer’s two-billion-doses pledge to support equitable access to medicines, we and Pfizer have delivered approximately 1.7 billion doses of Comirnaty to low- and middle-income countries in line with demand.

In June 2022, Pfizer entered into a new vaccine supply agreement with the U.S. government. Under the terms of the agreement, the U.S. government received 105 million doses, including 30 µg, 10 µg and 3 µg doses, including the Original/Omicron BA.4-5-adapted bivalent COVID-19 vaccine for adults. The U.S. government also has the option to purchase up to an additional 195 million doses, bringing the potential total to 300 million vaccine doses. Delivery of the vaccine doses began in late summer 2022. The U.S. government was contractually required to pay the two companies $3.2 billion after receiving the first 105 million doses of vaccine.

In September 2022, following regulatory approvals, we and Pfizer began shipping Original/Omicron BA.1- and BA.4-5-adapted bivalent COVID-19 vaccines in time for fall and winter booster campaigns. Shipments to the U.S. began approximately two months after the FDA provided its guidance for the Original/Omicron BA.4-5-adapted bivalent COVID-19 vaccines. As of mid-December 2022, we and Pfizer have shipped approximately 550 million doses of Original/Omicron-adapted bivalent vaccine.

In December 2022, we and Fosun Pharma provided approximately 11,500 doses of Comirnaty which were delivered to Mainland China to enable a vaccination campaign for German expatriates. The delivery contained both the Original/Omicron BA.4-5-adapted bivalent COVID-19 vaccine and the original COVID-19 vaccine.

We believe that we and Pfizer are well positioned for the future as leading COVID-19 vaccine providers. We expect that as the market dynamics evolve, there will be continued vaccine boosting and vaccinations of immunologically naive populations. To meet this need, in 2023, we plan to deliver doses originally scheduled for delivery in 2022 in some geographies. We also expect that in 2023, some governments will no longer be the main COVID-19 vaccine purchasers for their populations, and that commercial buyers will assume that role. In the U.S., for example, we expect that shift to happen in the third quarter of 2023.

2. Manufacturing and Distribution

We and Pfizer continue to collaborate with governments and health ministries around the world to efficiently distribute Comirnaty. We have developed a global COVID-19 vaccine supply chain and manufacturing network spanning four continents to meet the ongoing global demand of Comirnaty. More details on our manufacturing operations and facilities can be found in “VII. Manufacturing.”

3. Clinical Development

Original Covid-19 vaccine

In April 2022, we and Pfizer announced positive results from a Phase 2/3 clinical trial evaluating the safety, tolerability and immunogenicity of a 10-µg booster (third) dose of the original COVID-19 vaccine administered approximately six months after the second dose of the original COVID-19 vaccine 10-µg primary series in 140 healthy children 5 through 11 years of age.

•	These data demonstrate an increase in SARS-CoV-2 Omicron variant and original strain neutralizing titers following a booster dose of the original COVID-19 vaccine compared to two doses.

•

Data from a sub-analysis of 30 sera from this study indicate that serum antibodies induced by a third dose neutralize the SARS-CoV-2 Omicron variant in this age group, as demonstrated by a 36-fold increase in neutralizing antibody titers compared to levels seen after two doses of the original COVID-19 vaccine.

•

Immunogenicity data from participants who had no evidence of prior SARS-CoV-2 infection showed a 6-fold increase (95% CI: 5.0, 7.6) in SARS-CoV-2 original strain–neutralizing geometric mean titers (GMTs) one month after the booster compared to the SARS-CoV-2–neutralizing GMTs one month after the second dose of the primary series of the original COVID-19 vaccine. A robust response was observed regardless of prior SARS-CoV-2 infection.

•	The third dose was well tolerated, with a safety profile similar to the two-dose primary series.

In May 2022, we and Pfizer announced top-line safety, immunogenicity and vaccine efficacy data from a Phase 2/3 trial evaluating a third 3-µg dose of our original COVID-19 vaccine in 1,678 children 6 months through 4 years of age.

•	Following a third dose the vaccine was found to elicit a strong immune response, with a favorable safety profile similar to placebo.

•

Vaccine efficacy was 80.3% in children 6 months to under 5 years of age. This descriptive analysis was based on 10 symptomatic COVID-19 cases identified from seven days after the third dose and accrued as of April 29, 2022.

In August 2022, we and Pfizer announced updated efficacy data from a Phase 2/3 trial evaluating a three 3-µg dose series of the original COVID-19 vaccine in children 6 months through 4 years of age, reinforcing previously reported interim vaccine efficacy data collected in March and April 2022.

•

Vaccine efficacy was 73.2% without evidence of prior COVID-19 infection. This analysis was based on 13 cases in the Pfizer-BioNTech COVID-19 vaccine group (n=794) and 21 cases in the placebo group (n=351), diagnosed from March to June 2022.

•

Sequencing of observed COVID-19 cases confirmed the majority were caused by Omicron BA.2, consistent with the time period when the cases occurred, broadening the evidence for efficacy across COVID-19 variants.

Adapted bivalent vaccines

In January 2022, we and Pfizer initiated a clinical study to evaluate the safety, tolerability and immunogenicity of three different regimens of the Omicron BA.1-adapted vaccine candidate or the original COVID-19 vaccine in healthy adults 18 through 55 years of age. The study also drew upon some participants from the companies’ Phase 3 COVID-19 booster study.

In June 2022, clinical data from this Phase 2/3 trial showed that a booster dose of our and Pfizer’s Original/Omicron BA.1-adapted bivalent vaccine elicited a superior immune response against the Omicron BA.1 sublineage compared to the original vaccine.

Also in June 2022, the U.S. FDA advised vaccine manufacturers to develop modified vaccines that add an Omicron BA.4-5 spike protein encoding component to the original vaccine composition to create a bivalent booster vaccine. In less than three months after the FDA provided its guidances for adapted vaccines in the U.S., we were ready to ship the first doses of our Omicron BA.4-5 adapted bivalent vaccine.

In October 2022, we and Pfizer reported data from a randomized Phase 2/3 trial evaluating the safety, tolerability, and immunogenicity of the Original/Omicron BA.4-5-adapted bivalent vaccine in individuals aged 12 years and older.

•

A 30-µg booster demonstrated a substantial increase in the Omicron BA-5 neutralizing antibody response above pre-booster levels based on sera taken seven days after administration, with similar responses seen across individuals aged 18 to 55 years and those older than 55 years of age (40 participants in each age group).

•	The Original/Omicron BA.4-5-adapted bivalent vaccine was well tolerated, with early data indicating a favorable safety profile similar to that of the original vaccine.

In September 2022, we and Pfizer initiated a Phase 1/2/3 study to evaluate the safety, tolerability and immunogenicity of different doses and dosing regimens of the Original/Omicron BA.4-5-adapted bivalent vaccine in children 6 months through 11 years of age. This pediatric study follows a previous Phase 1/2/3 trial in these age groups that demonstrated the original vaccine is well-tolerated and offers a high level of protection against COVID-19, measured at a time when the Omicron BA.2 strain was highly prevalent.

In November 2022, we published preclinical data that demonstrate mono- and bivalent Original/Omicron BA.4-5-adapted vaccine boosters may enhance neutralization breadth against Omicron sublineages BA.1, BA.2, BA.2.12.1 and BA.4-5.

In November 2022, we and Pfizer reported updated 30-day clinical data from the randomized Phase 2/3 trial evaluating the safety, tolerability and immunogenicity of the companies’ Original/Omicron BA.4-5-adapted bivalent COVID-19 vaccine, given as a 30-µg booster dose.

•	The data demonstrate a robust and broadly neutralizing immune response one month after a 30-µg booster dose.

•

Immune responses were markedly higher for those who received the bivalent vaccine compared to the original COVID-19 vaccine, with similar favorable safety and tolerability profile demonstrated between both vaccines.

•

Original/Omicron BA.4-5-neutralizing antibody titers rose 13.2-fold from pre-booster levels in adults over 55 years and 9.5-fold for adults 18 to 55 years, one month post bivalent booster compared to 2.9-fold rise in titers elicited in the same time frame by the original vaccine booster.

In November 2022, we and Pfizer announced results from an analysis examining the immune response induced by the Original/Omicron BA.4-5-adapted bivalent COVID-19 vaccine against newer Omicron sublineages, including BA.4.6, BA.2.75.2, BQ.1.1 and XBB.1.

•

These data indicate that the bivalent vaccine elicits a greater increase in neutralizing antibody titers than the original COVID-19 vaccine against these emerging Omicron sublineages. One month after a 30-µg booster dose of the Omicron BA.4/BA.5-adapted bivalent COVID-19 vaccine, neutralizing antibody titers against emerging Omicron sublineages increased 3.2- to 4.8-fold compared to the companies’ Original COVID-19 vaccine.

•

Neutralizing antibody titers against Omicron sublineages BA.4.6, BA.2.75.2, BQ.1.1, and XBB.1 increased 4.8- to 11.1-fold from pre-booster levels following a 30-µg booster dose of the Original/Omicron BA.4-5-adapted bivalent COVID-19 vaccine.

4. Regulatory Updates

In 2022, our and Pfizer’s COVID-19 vaccine received multiple regulatory approvals and authorizations, including for Original/Omicron-adapted bivalent vaccines, label expansions for pediatric vaccinations and ongoing conversions from conditional or emergency approvals or authorizations to full regulatory approvals worldwide. Our and Pfizer’s Original/Omicron BA.4-5-adapted bivalent vaccine has received approvals, authorizations for emergency or temporary use, or marketing authorizations in more than 65 countries and regions in 2022.

COVID-19 Vaccine Approvals and authorizations in Europe and the U.S.

Original COVID-19 vaccine

In 2022, we and Pfizer received the following approvals and authorizations for our original COVID-19 vaccine:

•	January: U.S. FDA expanded EUA of a booster dose (30 µg) of the original COVID-19 vaccine to include individuals 12 years of age and older.

•	February: EC approval of the administration of the companies’ original COVID-19 vaccine as a booster dose (30 µg) at least six months after the second dose in adolescents 12 through 17 years of age.

•	February: the EU Product Information of Comirnaty was updated to include the use of the vaccine during pregnancy.

•

March: U.S. FDA expanded EUA of the original COVID-19 vaccine to include a second booster dose in adults ages 50 years and older who have previously received a first booster of any authorized COVID-19 vaccine. The FDA also authorized a second booster dose for individuals 12 years of age and older who have been determined to have certain kinds of immunocompromise and who have received a first booster dose of any authorized COVID-19 vaccine.

•	May: U.S. FDA expanded EUA to include a booster dose (10 µg) after completion of the primary series of the original COVID-19 vaccine in children 5 through 11 years of age.

•	May: the EC approved the reduction of the interval between the primary course and booster vaccination from six months to three months in individuals 12 years of age and older.

•	June: U.S. FDA granted EUA of the original COVID-19 vaccine as a three 3-µg dose series for children 6 months through 4 years of age (also referred to as 6 months to less than 5 years of age).

•	July: U.S. FDA approved the supplemental Biologics License Application (BLA) to include individuals 12 through 15 years of age in the approved indication.

•	September: EC approval of 10-µg booster (third) dose of the original vaccine given at least 6 months after completion of a primary series for children 5 through 11 years of age.

•

October: EC approval for the conversion of the conditional Marketing Authorization (CMA) to full Marketing Authorization (MA). The conversion applies to all existing indications and formulations of the Comirnaty product group authorized in the EU, including Original/Omicron BA.1- and BA.4-5-adapted bivalent vaccines as booster doses for individuals aged 12 years and older.

•	October: EC approval for full MA for a 3-µg dose of the original COVID-19 vaccine as a three-dose series for children aged 6 months through four years.

•

October: EC approval for a fourth dose booster of the original COVID-19 vaccine in individuals 12 years of age and older at an interval of at least three months between the administration of the original COVID-19 vaccine and the last prior dose of a COVID-19 vaccine.

Adapted bivalent vaccine

In 2022, we and Pfizer received the following approvals and authorizations for our adapted COVID-19 vaccines:

•

Approval or authorizations of a 30-µg booster dose of the Original/Omicron BA.4-5-adapted bivalent vaccine for individuals aged 12 years and older was granted by the U.S. FDA (August), EC (September), Health Canada (October), and Health Bureau of the Hong Kong Special Administrative Region of the People’s Republic of China (November).

•	September: EC approval for a 30-µg booster dose of the Original/Omicron BA.1-adapted bivalent vaccine for individuals aged 12 years and older.

•	Approval or authorizations of 10-µg booster dose of Original/Omicron BA.4-5-adapted bivalent vaccine in children 5 through 11 years of age was granted by U.S. FDA (EUA) (October) and EC (November).

•	December: U.S. FDA EUA for our Original/Omicron BA.4-5-adapted bivalent COVID-19 vaccine as the third 3-µg dose in the three-dose primary series for children 6 months through 4 years of age.

•

December: full regulatory approval (BLA) of our 30-µg original COVID-19 vaccine as well as of a 30-µg booster dose of our Original/Omicron BA.4-5-adapted bivalent vaccine in individuals 12 years and older in Hong Kong.

IV. Pipeline of Product Candidates

We are advancing a broad portfolio of product candidates derived from our four drug classes and multiple platforms, and are focused on immunotherapies for the potential treatment of cancer and mRNA vaccines to potentially prevent or treat infectious diseases.

Infectious disease pipeline

The Covid-19 Influenza combination is a Phase 1 trial in partnership with Pfizer. Further development is subject to reaching agreement.

Oncology pipeline

Drug class	Platform	Product candidate	Indication	Pre-clinical	Phase 1	Phase 2	Phase 3	Rights/Collaborator
mRNA	FixVac	BNT111	Advanced and R/R* melanoma					Fully owned
		BNT112	Prostate cancer					
		BNT113	HPV16+ head and neck cancer					
		BNT115	Ovarian cancer					
		BNT116	NSCLC					
	iNeST	Autogene cevumeran (BNT122)	1L advanced melanoma					Genentech (global 50:50 profit/loss share)
			Adjuvant colorectal cancer					
			Multiple solid tumors					
			Adjuvant pancreatic ductal adenocarcinoma**					
	Intratumoral immunotherapy	BNT131 (SAR441000)	Multiple solid tumors (IL-12sc, IL15-sushi, GM-CSF, IFNα)					Sanofi (global profit/loss share)
	RiboMabs	BNT141	Multiple solid tumors (CLDN18.2)					Fully owned
		BNT142	Multiple solid tumors (CD3×CLDN6)					
	RiboCytokines	BNT151	Multiple solid tumors (optimized IL-2)					Fully owned
		BNT152, BNT153	Multiple solid tumors (IL-7, IL-2)					
Cell therapies	CAR T cells + CARVac	BNT211	Multiple solid tumors (CLDN6)					Fully owned
		BNT212	Pancreatic, other cancers (CLDN18.2)					
	Neoantigen-based T cells	BNT221	Multiple solid tumors					Fully owned
	TCR engineered T cells	To be selected	All tumors					Fully owned
Antibodies	Next-gen immune checkpoint modulators	BNT311 (GEN1046)	Metastatic NSCLC (PD-L1×4-1BB)					Genmab (global 50:50 profit/loss share)
			Multiple solid tumors (PD-L1×4-1BB)					
		BNT312 (GEN1042)	Multiple solid tumors (CD40×4-1BB)					
		BNT313 (GEN1053)	Multiple solid tumors (CD27)					
		ONC-392	Ovarian Cancer (CTLA-4)					OncoC4 (exclusive global license)
			Multiple solid tumors (CTLA-4)					
	Targeted cancer antibodies	BNT321	Pancreatic cancer (sLea)					Fully owned
		BNT322 (GEN1056)	Multiple solid tumors (undisclosed)					Genmab (global 50:50 profit/loss share)
SMIM	Toll-like receptor binding	BNT411	Solid tumors (TLR7)					Fully owned

* Relapsed / refractory ** Investigator initiated trial

A. Oncology Programs

There were an estimated 18.1 million new cancer cases around the world in 2018, with nearly 9.5 million deaths. Early and appropriate diagnosis is essential for appropriate and effective treatment because every cancer type requires specific treatment. Heterogeneity (somatic mutations), the tumor environment and immune diversity make cancer an extremely complex and heterogeneous disease. Our diverse toolkit of different technologies and modes of action has potential to address a broad range of solid tumors in different disease stages. Our immuno-oncology strategy is based on pioneering approaches to harness the immune response to treat cancer. We have multiple clinical stage assets across different therapeutic classes and platforms which have the potential to tackle tumors using complementary strategies, either by targeting tumor cells directly, or by modulating the immune response against the tumor.

1. mRNA Product Class in Oncology

a) FixVac

•	Concept: Cancer immunotherapies targeting shared antigens that we have identified to be frequently expressed across patients with a specific cancer type.

•	mRNA Format: Optimized uridine-containing mRNA.

•	mRNA Delivery Formulation: Proprietary RNA-LPX, designed to deliver RNA to dendritic cells (DCs).

•	Development Approach: Worldwide rights; wholly owned.

FixVac is our wholly owned, systemic, off-the-shelf mRNA-based cancer immunotherapy approach, from which we are developing several first-in-human and potential first-in-class product candidates. Our FixVac product candidates leverage our uridine mRNA (uRNA) technology to prime T cells and booster T-cell immunity against common tumor-specific non-mutated antigens, resulting in a strong antigen-specific immune response. FixVac product candidates feature our immunogenic mRNA backbone and proprietary RNA-LPX delivery formulation for intravenous administration, which are designed to trigger both innate and adaptive immune responses and may be of clinical utility in combination with anti-PD1 in patients with lower mutational burden tumors, including those who have already experienced checkpoint inhibitor, or CPI, therapy.

i. BNT111 for the Treatment of Advanced Melanoma

Melanoma remains one of the deadliest types of skin cancer with a 5-year survival for Stage IV metastatic disease of only 27%. In refractory or relapsed setting, survival can be as short as six months depending on risk factors. Up to 50% of patients progress after treatment with checkpoint inhibitors. We are currently studying BNT111 for the potential treatment of advanced melanoma in a randomized Phase 2 clinical in combination with Regeneron’s anti-PD1 therapy, LIBTAYO (cemiplimab). An additional Phase 1 trial is ongoing.

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

BNT111 Clinical Trials

Ongoing Phase 2 Trial with anti-PD-1 Therapy

A global, randomized three-arm Phase 2 trial evaluating BNT111 in combination with cemiplimab (Regeneron’s Libtayo) versus both agents as monotherapy in 180 patients with anti-PD1-/anti-PD-L1 refractory/relapsed, unresectable Stage III or IV melanoma is ongoing.

•	The primary endpoint is overall response rate of BNT111 in combination with cemiplimab.

•	Secondary endpoints include overall response rate in the single agent arms, duration of response, and safety.

In 2021, we received from the FDA both Fast Track Designation for BNT111 in combination with cemiplimab in patients with anti-PD-1-refractory/relapsed, unresectable Stage III or IV melanoma and Orphan Drug Designation for the treatment of stage IIB through IV melanoma.

Ongoing Phase 1 Trial (Lipo-MERIT trial)

A multi-center, open-label, first-in-human, Phase 1 dose escalation study evaluating the safety and tolerability of multiple intravenous administrations of BNT111 in patients with advanced melanoma is ongoing. This was the first clinical trial worldwide in which an mRNA-based cancer immunotherapy is administered intravenously for systemic treatment.

•

The trial employed a conventional 3+3 design in which patients were dosed in groups of three at incrementally greater dosages until the maximum tolerated dose was identified, during the dose escalation phase, which was then followed by expanded dose cohorts. Patients were treated with doses from 7.2µg up to the highest administered dose of 400µg of total RNA.

•

Data from an exploratory interim analysis of the Lipo-MERIT trial was published in Nature in 2020, and a data update from the ongoing trial was presented at the Society of Immunotherapy of Cancer (SITC) Annual Meeting in 2021.

ii. BNT112 for the Treatment of Prostate Cancer

BNT112 is currently being studied in an ongoing Phase 1/2a clinical trial.

Our BNT112 Targets

BNT112 is designed to elicit an immune response to five prostate cancer-specific antigens, including prostate-specific antigen, or PSA, a transmembrane protein that is expressed by virtually all prostate cancers, prostatic acid phosphatase, or PAP, and three additional tumor-associated antigens.

BNT112 Clinical Trial

Ongoing Phase 1/2a Clinical Trial (PRO-MERIT)

PRO-MERIT, a first-in-human, Phase 1/2a open-label dose titration and expansion trial to evaluate safety, immunogenicity and preliminary efficacy of BNT112 monotherapy and in combination with cemiplimab in patients with metastatic castration resistant prostate cancer (mCRPC) and high-risk localized prostate (LPC) who are eligible for treatment with androgen deprivation therapy (ADT) followed by radical prostatectomy is ongoing.

•	Part 1 is a first-in-human, single arm design for mCRPC patients.

•

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

•	Data were presented for nine patients in Part 1 and for five patients in Part 2 at the 2021 SITC Annual Meeting.

iii. BNT113 for the Treatment of HPV16+ Head and Neck Cancer

We are currently studying BNT113 in a randomized Phase 2 clinical in combination with pembrolizumab as a first-line treatment in patients with unresectable recurrent or metastatic HPV16+ head and neck squamous cell carcinoma, or HNSCC, expressing PD-L1. An additional investigator sponsored Phase 1/2 basket trial is ongoing.

Our BNT113 Targets

BNT113 encodes 2 oncoproteins exclusively expressed in pre-malignant and malignant tissue. HPV-associated cancers are increasing, with HPV16+ HNSCC typically occurring in younger people. Most patients with HPV16+ HNSCC are diagnosed at more advanced clinical stages. We see a significant opportunity to improve the treatment landscape with BNT113 given that it has the potential to augment clinical responses in patients being treated with checkpoint inhibitors.

BNT113 Clinical Trials

Ongoing BNT113 Phase 2 Trial

A global randomized Phase 2 trial evaluating BNT113 in combination with pembrolizumab versus pembrolizumab monotherapy as a first-line treatment in patients with unresectable recurrent or metastatic HPV16+ HNSCC expressing PD-L1 is ongoing.

•	Part A is a non-randomized run-in portion (Part A) designed to demonstrate the safety of the combination of BNT113 and pembrolizumab.

•	Part B is randomized and is planned to enroll a total of 267 patients.

•	Primary endpoints include overall survival and objective response rate.

•	Secondary endpoints include progression free survival, durable complete responses, duration of response, patient reported outcomes and quality of life measures.

In December 2022, we presented preliminary safety data from Part A of the trial at the ESMO Immuno-Oncology Annual Congress. The data showed safety was acceptable and in line with the safety profile of BNT113 and pembrolizumab as single agents; no new safety signals were observed for the combination.

•	As of July 5, 2022, of 15 treated patients, 12 had completed the safety run-in (pembrolizumab + 4 BNT113 doses).

•	All patients in the safety run-in had ≥1 AE; the most frequent were pyrexia (8 patients) and chills (6 patients).

•	Three patients (25%) that had Grade ≥3 AEs with all classed as SAEs (pyrexia, hypercalcemia, pleural effusion, shaking/rigors).

•	In 2/3 patients the AEs (pyrexia, shaking/rigors) were considered related.

•	No deaths were reported.

Ongoing Phase 1/2 Basket Trial (Investigator-Sponsored)

BNT113 is being studied by the University of Southampton in an investigator-sponsored open-label, Phase 1/2 dose escalation basket study with two different arms in approximately 44 patients with HPV16+ head and neck and other cancers.

•	The first arm will perform dose escalation in patients with previously treated HPV16+ head and neck cancer using two dose cohorts to establish a safe, tolerable and recommended dose of BNT113.

•

The second arm will perform dose escalation in patients with advanced HPV16+ cancers, including head and neck, anogenital, penile and cervical cancers, using a single cohort to establish a safe, tolerable and recommended dose.

v. BNT115 for the Treatment of Ovarian Cancer

BNT115 is currently being studied in an ongoing investigator-initiated and -sponsored Phase 1 trial.

BNT115 Targets

BNT115 is designed to elicit an immune response to selected antigens that are found in epithelial ovarian cancers.

BNT115 Clinical Trial

Ongoing Phase 1 Trial (Investigator-Initiated and Sponsored)

BNT115 is being studied in an investigator-initiated and -sponsored first-in-human, open label, Phase 1 dose escalation trial in ovarian cancer patients eligible for standard-of-care treatment with (neo-) adjuvant chemotherapy. Although the original recruitment period was extended, the target number of evaluable patients defined in the study protocol was not reached and recruitment for the trial was stopped at this stage. The follow-up phase for enrolled patients is still being completed. The final evaluation of the clinical data from the trial will be completed by the University Medical Center Groningen, Netherlands and recorded accordingly.

vi. BNT116 for the Treatment of Non-small Cell Lung Cancer

BNT116 is being evaluated in a Phase 1 clinical trial alone and in combination with cemiplimab (anti-PD-1, Regeneron’s Libtayo) or in combination with docetaxel in patients with advanced or metastasized NSCLC.

In March 2022, we announced the expansion of our strategic collaboration with Regeneron. Under the agreement, we and Regeneron will jointly conduct trials to evaluate the combination of BNT116 and cemiplimab in different patient populations.

BNT116 Targets

BNT116 is designed to elicit an immune response to six tumor-associated antigens that cover up to 100% of patients in all major histologic subtypes of non-small cell lung cancer.

BNT116 Clinical Trials Updates

Ongoing Phase 1 Trial in NSCLC 2L+

In July 2022, the first patient was dosed in a first-in-human clinical trial evaluating the safety, tolerability and preliminary efficacy of BNT116 alone and in combination with cemiplimab (anti-PD-1, Regeneron’s Libtayo) in patients with advanced or metastasized NSCLC.

•

The trial is intended to establish a safe dose for BNT116 monotherapy as well as for BNT116 in combination with cemiplimab in patients who have progressed on prior PD-1 inhibitor treatment or are not eligible for chemotherapy, and in combination with docetaxel in patients who have received prior platinum-based chemotherapy.

Planned Phase 1/2 Trial in NSCLC 1L

A second trial, sponsored by Regeneron, is planned to start in 2023 to evaluate BNT116 alone and in combination with cemiplimab (Regeneron’s Libtayo) as first-line treatment of patients with advanced NSCLC whose tumors express programmed cell death ligand-1 (PD-L1) in ≥ 50% of tumor cells.

•	The primary objective of the Phase 1/2 trial is to assess the safety and tolerability as well as the objective response rate (ORR) and tumor burden reduction.

b) Individualized Neoantigen Specific Immunotherapy (iNeST)

•	Concept: Individualized cancer immunotherapy targeting neoantigens identified on a patient by patient basis and selected for immunogenicity.

•	mRNA Format: Optimized uridine-containing mRNA.

•	mRNA Delivery Formulation: Proprietary RNA-LPX, designed to deliver RNA todendritic cells (DCs).

•	Development Approach: 50:50 cost share with Genentech.

iNeSTs are individualized cancer immunotherapies that target specific neoantigens that are present on a patient’s tumor. Our iNeST approach is also based on a pharmacologically optimized uRNA delivered in our proprietary RNA-LPX formulation. Each patient is treated with a vaccine informed by the mutation profile of their personal cancer and manufactured on-demand. The RNA encodes a unique composition of the patient’s own tumor mutations and results in generation of neoantigen specific CD4+ and CD8+ T-cell responses. We believe this modality is well-suited for use in early-stage and metastatic cancers and adjuvant setting.

i. Autogene cevumeran (BNT122) for Multiple Potential Indications

We and our collaborator Genentech are developing autogene cevumeran (BNT122) for the treatment of adjuvant and metastatic solid tumors. We and our collaborator Genentech are currently conducting a randomized Phase 2 trial of autogene cevumeran in combination with pembrolizumab in first-line melanoma. In collaboration with Genentech, we studied autogene cevumeran as a monotherapy and in combination with atezolizumab in a Phase 1a/1b study of patients with locally advanced or metastatic solid tumors (including melanoma, non-small cell lung cancer, bladder cancer as well as other solid tumors) and moved into the adjuvant treatment space with a randomized Phase 2 trial in colorectal cancer patients. An additional Phase 2 trial in the adjuvant setting in patients with pancreatic ductal adenocarcinoma (PDAC) is planned to open in 2023. An open-label Phase 1a (monotherapy)/1b (in combination with the anti-PD-L1 immune checkpoint inhibitor atezolizumab) basket trial as well as an investigator-initiated Phase 1 clinical trial in combination with atezolizumab and chemotherapy are also ongoing.

Autogene cevumeran (BNT122) Targets

Autogene cevumeran (BNT122) is an individualized neoantigen-specific immunotherapy. Each autogene cevumeran dose includes up to 20 different neoantigens selected on a patient-by-patient basis. We believe that neoantigen specific T cells induced by autogene cevumeran may be able to enhance the therapeutic efficacy of immune checkpoint blockade.

Autogene cevumeran (BNT122) Clinical Trials Update

Ongoing Phase 2 Trial in first-line melanoma with pembrolizumab

An open-label Phase 2 trial evaluating the efficacy and safety of autogene cevumeran in combination with pembrolizumab versus pembrolizumab alone in 126 patients with previously untreated advanced melanoma is ongoing.

•

Patients in the experimental arm receive pembrolizumab by intravenous infusion every three weeks, plus a selected dose of autogene cevumeran at defined intervals. Patients in the active comparator arm receive 200 mg of pembrolizumab by intravenous infusion every three weeks. Patients in the comparator arm experiencing confirmed disease progression are permitted to cross over to combination therapy with autogene cevumeran.

•	The primary endpoint is progression-free survival, or PFS, of patients treated with autogene cevumeran compared with patients receiving pembrolizumab alone, according to RECIST v1.1.

•	Secondary endpoints include objective response rate, or ORR, overall survival, or OS, duration of response, or DOR, and safety. We and our collaborator, Genentech, expect a data update in 2023.

Ongoing Phase 2 Trial in adjuvant colorectal cancer

A randomized, multi-site, open-label Phase 2 trial evaluating autogene cevumeran as an adjuvant treatment of circulating tumor DNA (ctDNA) positive, surgically resected Stage II (high risk)/Stage III colorectal cancer is ongoing.

•

The trial is expected to enroll about 200 patients to evaluate the efficacy of autogene cevumeran compared to watchful waiting after surgery and chemotherapy, the current standard of care for these high-risk patients.

•

The primary endpoint for the study is disease-free survival, or DFS. Secondary objectives include overall survival, or OS, and safety. The trial has been initiated in the U.S., Germany, Spain and Belgium.

Ongoing Phase 1a/1b Clinical Trial

An open-label Phase 1a (monotherapy)/1b (in combination with atezolizumab) trial of autogene cevumeran in patients with locally advanced or metastatic solid tumors, including patients with melanoma, non-small cell lung cancer, bladder cancer, colorectal cancer, TNBC, renal cancer, head and neck cancer and sarcomas as well as other solid tumors is ongoing. Enrollment of the trial is now completed.

•

The study is designed to enroll both patients with and without prior checkpoint inhibitor regimens and included a Phase 1a (monotherapy) dose escalation, a Phase 1b (combination) dose escalation, and multiple Phase 1b expansion cohorts. Patients received nine doses of the vaccine administered I.V. in weekly and bi-weekly intervals during the 12-week induction stage and every 24 weeks during the maintenance stage. In the Phase 1b portion of the trial, atezolizumab was administered on day one of each 21-day cycle.

•	The primary objective of the study is to assess safety (including dose-limiting toxicities).

•	Additional objectives include evaluation of immunogenicity and preliminary assessment of anti-tumor activity.

Clinical Data from Phase 1 Investigator-Initiated Trial in PDAC

In June 2022, at the ASCO Annual Meeting, we presented preliminary data from an investigator-initiated Phase 1 clinical trial of autogene cevumeran in combination with the anti-PD-L1 immune checkpoint inhibitor atezolizumab and chemotherapy in patients with surgically removed pancreatic ductal adenocarcinoma (PDAC).

•

The data presented include a total of 19 patients who underwent surgery and received atezolizumab. 16 out of these 19 patients (84%) received autogene cevumeran at 9.4 weeks (median; 95% CI 9–10) after surgery.

•

The preliminary data readout from these 16 vaccinated patients revealed that autogene cevumeran in combination with atezolizumab was well-tolerated. Only 1 of 16 patients (6%) developed a vaccine-related Grade 3 fever and hypertension, no other Grade 3 or higher adverse events were observed.

•

ELISPOT in combination with TCR expansion showed that the treatment induced de-novo, neoantigen-specific T-cell response in half (8/16) of these patients from undetectable levels to large fractions of all blood T cells (median 2.9%).

•

At an early median follow-up of 18 months, patients with de-novo immune response (n=8) had a significantly longer recurrence-free survival (RFS) as compared to those without vaccine-induced immune responses (n=8) (median not reached vs. 13.4 months, HR 0.08, 95% CI 0.01-0.4, P = 0.003).

We and Genentech plan to open a randomized Phase 2 study to further evaluate the efficacy and safety of autogene cevumeran in combination with atezolizumab and chemotherapy in patients with resected PDAC in 2023.

Preliminary clinical data from autogene cevumeran monotherapy and in combination with atezolizumab in patients with solid tumors were presented at AACR in 2020 showing manageable safety profile and induction of strong neoantigen-specific immune responses. Based on published data from BNT122 and data from the study with BNT121 (a prior iNeST precursor to autogene cevumeran, published in Sahin U et al. 2017. Nature 547, 222-226.) as an adjunct to surgery in patients with metastatic melanoma, we and Genentech believe that autogene cevumeran is best suited for adjuvant and minimal residual disease settings.

c) mRNA Intratumoral Immunotherapy

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

We started developing intratumoral immunotherapies utilizing our proprietary mRNA technology in collaboration with Sanofi. These immunotherapies have been designed to be administered directly into the tumor in order to alter the tumor microenvironment and enhance the immune system’s ability to recognize and fight cancer cells within the tumor (proximal) as well as in other non-injected tumor sites (distal).

i. BNT131 (SAR441000) for the Treatment of Solid Tumors

The immunotherapy BNT131 (SAR441000) consists of modified mRNAs encoding for immunomodulatory cytokines for direct intratumoral injection. In the tumor, the cytokine encoding mRNAs are expected to be taken up by tumor and other resident cells and translated into functional cytokine proteins which are expected to be capable to modulate the tumor microenvironment.

BNT131 (SAR441000) Targets

BNT131 (SAR441000) comprises four mRNAs encoding the cytokines IL-12sc, IL-15sushi, IFN-α and GM-CSF, that we have identified as mediators of tumor regression across different murine tumor models. By expressing these cytokines in the tumor microenvironment, the immune system may more easily recognize and fight cancer cells. Combining the cytokine encoding mRNAs with checkpoint inhibitors enhanced antitumor responses in both injected and non-injected tumors, thereby improving survival and tumor regression in mice.

BNT131 (SAR441000) Clinical Trial

Ongoing Phase 1 Clinical Trial

Sanofi, in collaboration with us, commenced a first-in-human, multi-center, open-label, Phase 1, dose escalation and expansion trial to evaluate the safety, pharmacokinetics, pharmacodynamics and anti-tumor activity of BNT131 (SAR441000) administered intratumorally as monotherapy and in combination with cemiplimab. In this trial, 77 patients with certain advanced solid tumors have been enrolled. The trial is active and not recruiting.

•	Patients are treated with weekly intratumoral administration of BNT131 (SAR441000) in the monotherapy arm or in combination with a fixed dose of 350 mg cemiplimab q3wks in the combination arm.

•

Blood samples and tumor biopsies were collected to characterize the pharmacokinetic/pharmacodynamic profile of BNT131 (SAR441000), immune cell tumor infiltration and the presence of tumor proinflammatory signatures.

In 2020, at the SITC Annual Meeting, interim data were presented that suggested BNT131 (SAR44100) has a tolerable safety profile.

•	17 patients across various solid tumor types had received BNT131 (SAR44100) as a monotherapy at varying dose levels and six patients in combination therapy.

•	In some patients, increase in plasma IP10 and IFN gamma and CD8+ T-cell infiltration were observed in tumor biopsies.

d) RiboMabs

•	Concept: Antibodies encoded by mRNA and produced in the patient as an alternative to recombinant protein antibodies.

•	mRNA Format: Nucleoside-modified mRNA engineered for minimal immunogenicity in order to avoid immune detection and allow translation of the encoded antibodies to occur within the cells.

•	mRNA Delivery Formulation: Various liver-targeting LNP formulations, delivered intravenously, to ensure systemic availability and prolonged production of the antibody in vivo.

•	Development Approach: Worldwide rights; wholly owned.

Our RiboMab product candidates, BNT141 and BNT142, are mRNAs that encode cancer cell targeting antibodies. These product candidates leverage our proprietary optimized mRNA technology combining nucleoside modifications to minimize immunogenicity with our improved mRNA backbone designs with the aim of maximizing protein expression. RiboMab product candidates are formulated using liver-targeting LNPs for intravenous delivery.

i. BNT141 for the Treatment of Solid Tumors

BNT141 is currently being studied in an ongoing Phase 1/2 trial. Our RiboMab product candidate encodes an IgG antibody which upon injection is secreted into the bloodstream.

BNT141 Targets

BNT141 is designed to target CLDN18.2, expressed in high unmet medical need tumors, including multiple epithelial solid tumors, such as gastric, biliary and pancreatic cancers.

BNT141 Clinical Trial

Ongoing Phase 1/2 trial

In January 2022, we dosed the first patient in an open-label, multi-site, Phase 1/2 dose escalation, safety, and pharmacokinetic trial of BNT141 followed by expansion cohorts in patients with CLDN18.2-positive tumors.

•

The trial design consists of three parts. Part 1A will perform dose escalation as monotherapy in patients with unresectable or metastatic CLDN18.2-positive gastric cancer, gastroesophageal junction (GEJ) and esophageal cancer of the adenocarcinoma subtype, colorectal cancer, pancreatic cancer, biliary tract cancers, and mucinous ovarian cancer, for which there is no available standard therapy likely to confer clinical benefit.

•

Part 1B is a dose escalation in combination with chemotherapy in patients with advanced unresectable or metastatic CLDN18.2-positive pancreatic adenocarcinoma or cholangiocarcinoma, intending to define the maximum tolerated dose (MTD) and/or RP2D of the combination.

•

A subsequent Part 2 expansion in CLDN18.2 positive patients in selected cancer indications will be further defined via an amendment after careful evaluation of all available safety, PK and PD, and efficacy data generated in Parts 1A and 1B by the Safety Review Committee (SRC). Enrollment of Part 1A is ongoing.

ii. BNT142 for the Treatment of Solid Tumors

BNT142, our second RiboMab product candidate for the treatment of solid tumors, is currently being studied in an ongoing Phase 1/2a trial.

BNT142 Targets

BNT142 is designed to encode bispecific T-cell engaging antibodies that target CD3, a T-cell receptor component that plays a key role in the activation of T cells, and CLDN6, a highly specific oncofetal cell surface antigen that is found in solid tumors, such as testicular and ovarian cancers but not in normal cells.

BNT142 Clinical Trial

Ongoing Phase 1/2 trial

In July 2022, the first patient was dosed in an open-label, multi-center Phase 1/2 dose escalation trial with expansion cohorts to evaluate safety and preliminary efficacy in patients with CLDN6-positive advanced solid tumors including ovarian, endometrial, testicular, non-squamous NSCLC and Not Otherwise Specified (NOS) tumors, including rare tumors and cancers of unknown primary.

•	The trial is evaluating BNT142 as monotherapy in patients that have exhausted therapy or are not eligible for standard of care therapy.

•	After dose escalation, BNT142 will be evaluated in three expansion cohorts that include patients with CLDN6-positive advanced tumors.

e) RiboCytokines

•	Concept: Cytokines encoded by mRNA and produced in the patient as an alternative to recombinant cytokines.

•	mRNA Format: Nucleoside-modified mRNA engineered for minimal immunogenicity in order to avoid immune detection and allow translation of the encoded cytokines to occur within the cells.

•	mRNA Delivery Formulation: Various liver-targeting LNP formulations, delivered intravenously, to ensure systemic availability and prolonged production of the cytokine in vivo.

•	Development Approach: Worldwide rights; wholly owned.

Our RiboCytokine product candidates BNT151 and BNT152+BNT153 are nucleoside-modified mRNAs encoding human cytokines fused to human serum albumin. The modified mRNA is formulated with liver-targeting lipid nanoparticles, or LNPs, for intravenous delivery.

i. BNT151 for the Treatment of Solid Tumors

BNT151 is being studied in an ongoing Phase 1 trial.

BNT151 Target

BNT151 comprises our nucleoside-modified mRNA that encodes mRNA for a function-modified or optimized IL-2. IL-2 is a key cytokine in T-cell immunity, supporting the differentiation, proliferation, survival and effector functions of T cells. BNT151 is designed to stimulate T cells without triggering immunosuppression in the tumor microenvironment.

BNT151 Clinical Trials

Ongoing Phase 1/2 trial

A first-in-human, open-label, dose-escalation, multi-center Phase 1 trial evaluating BNT151 (encoding an IL-2 variant) safety, pharmacokinetics and pharmacodynamics in multiple solid tumors, including HNSCC, hepatocellular carcinoma, renal cell cancer, NSCLC, and triple-negative breast cancer (TNBC) is ongoing.

•

Part 1 of the trial involves monotherapy dose escalation, in which we will enroll patients with tumors that are metastatic or unresectable with no available standard therapy likely to confer clinical benefit. The trial also plans to implement a biomarker expansion cohort with longitudinal biopsies with the goal to identify ideal drug combination partners.

•	Part 2, the combined treatment dose escalation, will enroll and treat with BNT151 and potentially other combination agents, patients with different solid tumors.

ii. BNT152+BNT153 for the Treatment of Solid Tumors

BNT152+BNT153 Targets

BNT152+BNT153 comprise our nucleoside-modified mRNAs that encodes mRNA for cytokines IL-7 and IL-2 respectively.

BNT152+BNT153 Clinical Trials

BNT152+BNT153 are being studied in an ongoing Phase 1 trial.

Ongoing Phase 1 Trial of BNT152+153

An open-label, multisite, first–in-human Phase 1 trial, which will evaluate the safety, pharmacokinetics and pharmacodynamics, and preliminary anti-tumor activity of a combination of BNT152 and BNT153 is ongoing. The clinical trial will enroll patients with various solid tumors that are metastatic or unresectable for whom there is no available standard therapy likely to confer clinical benefit, or patients who are not candidates for such available therapy.

•	The trial consists of 2 parts with adaptive design elements. Part 1 consists of Groups A and B.

•	Group A is a BNT153 monotherapy dose escalation in patients with advanced solid malignancies until the MTD or maximum administered dose (MAD) is defined.

•	Group B is a BNT152 monotherapy dose escalation in patients with advanced solid malignancies until the MTD or optimal biological dose (OBD) is defined, whichever occurs earlier.

•

Part 2 will start once MTD or MAD have been established for BNT153 and MTD or OBD for BNT152 in Part 1 and will evaluate the combination treatment of BNT152 and BNT153. Part 1A and B (monotherapy dose escalation) is ongoing.

•

This trial may implement a biomarker cohort after the pharmacodynamic effect and clinical benefit of the combination therapy are observed in Part 2. The main objective of the cohort is to identify drug induced changes in tumor tissues and correlate it with changes observed in the blood. Up to 20 patients will be enrolled in the biomarker cohort.

2. Oncology Cell Therapy Product Candidates

a) Chimeric antigen receptor (CAR) T-cell therapy - CAR-T

•	Concept: Second-generation CAR-T therapy designed to overcome the shortcomings of CAR-T therapy in solid tumors.

•

Mechanism: T cells with CARs engineered to target cancer-specific antigens, including novel antigens selected from our proprietary antigen library and administered with an mRNA-based immune booster, which we refer to as CARVac, to enhance CAR-T-cell expansion and persistence.

•	Development Approach: Worldwide rights; wholly owned.

BNT211 is a chimeric antigen receptor (CAR) directing T cells against the novel target CLDN6 that is tested alone and in combination with a CAR-T-cell Amplifying RNA Vaccine, or CARVac, encoding CLDN6. CARVac is also based on a pharmacologically optimized uRNA backbone delivered in our proprietary RNA-LPX formulation. CLDN6 CAR-T cells are equipped with a second-generation CAR of high sensitivity and specificity for the tumor-specific carcino-embryonic antigen CLDN6. CARVac is intended to drive in vivo expansion of transferred CAR-T cells to increase their persistence and efficacy. BNT211 aims to overcome CAR-T-cell therapy limitations in patients with solid tumors.

i. BNT211 for the Treatment of CLDN6+ Solid Tumors

BNT211 is being studied in an ongoing Phase 1/2 trial.

BNT211 Target

BNT211 targets Claudin 6, or CLDN6, a highly specific oncofetal cell surface antigen that is expressed in multiple cancers, including ovarian, testicular and lung cancers, but not in healthy tissue.

Ongoing Phase 1/2 Clinical Trial

A Phase 1/2 open-label, multi-center dose escalation and dose expansion basket trial evaluating CLDN6 CAR-T cells with or without a CLDN6 CARVac in CLDN6-positive relapsed or refractory advanced solid tumors, including ovarian and testicular cancers, is ongoing.

•	The primary outcome measure of the trial will be safety, with secondary efficacy outcome measures to include objective response rate, disease control rate and duration of response.

•	The trial is run in 2 parts: Part 1 is the dose escalation of CLDN6 CAR-T cells as monotherapy.

•	Part 2 is a dose escalation that combines CLDN6 CAR-T cells plus CLDN6 CARVac.

Data update from BNT211 Phase 1/2 Trial

At the ESMO Congress in September 2022, we presented encouraging follow-up data from the ongoing trial evaluating the safety and preliminary efficacy of BNT211 in patients with relapsed or refractory advanced solid tumors.

•	The results demonstrated encouraging signs of anti-tumor activity and the safety profile remained manageable for the two tested dose levels.

•

Efficacy assessment of the 21 evaluable patients showed an overall response rate, or ORR, of 33% and a disease control rate, or DCR, of 67% with one complete response, six partial responses and seven patients with stable disease.

•

In line with the earlier data presented, particularly encouraging clinical responses were seen in patients with testicular cancer treated with dose level 2 after lymphodepletion (n=7), where one complete response, three partial responses and two stable diseases were observed, representing an ORR of 57% and a DCR of 85%.

We are planning a Phase 2 trial with BNT211 in patients with testicular cancer with a potential start in 2024.

b) Neoantigen-Targeting T Cells.

Our neoantigen-targeting T-cell stimulation platform can be utilized to develop product candidates across several neoantigen-targeting non-engineered and engineered T-cell therapies. Our lead product candidate under this platform is our individualized neoantigen-targeting T-cell therapy, BNT221.

•	Concept: Adoptive T-cell therapies targeting personal or shared sets of cancer neoantigens.

•

Mechanism: Autologous, neoantigen-specific T cells primed, activated and expanded utilizing a proprietary antigen-specific T-cell induction protocol, Neo-Stim, to target either a personal set of neoantigens for each patient or a set of selected shared neoantigens.

•	Development Approach: Worldwide rights; wholly owned.

i. BNT221 (NEO-PTC-01) for the Treatment of Cancer

BNT221 (NEO-PTC-01) is our individualized neoantigen-targeting T-cell therapy which targets selected sets of individualized tumor neoantigens.

BNT221 (NEO-PTC-01) Target

BNT221 (NEO-PTC-01) is a personal neoantigen-targeted T-cell therapy candidate derived from patients’ peripheral blood cells. The product consists of multiple CD8+ and CD4+ T-cell populations targeting multiple selected neoantigens from each patient’s tumor.

The proprietary stimulation process allows for the induction of T cells from the naïve compartment, as well as expansion of T cells from the memory compartment. Other product characteristics are i. cells with high specificity profile towards the mutant epitope; ii. cells exhibiting multiple effector functions; iii. a product that contains both central and effector memory T cells; iv. cells that have cytotoxic response towards endogenously processed and presented antigens as well as recognition of autologous tumor.

The neoantigens are selected using our proprietary Recon bioinformatics engine.

Ongoing Phase 1 Clinical Trial

A first-in-human Phase 1 dose escalation trial evaluating BNT221 (NEO-PTC-01) in patients with checkpoint inhibitor unresponsive or refractory metastatic melanoma is ongoing.

•	Part 1 of the trial consists of a monotherapy dose escalation of BNT221 (NEO-PTC-01).

•	Part 2, BNT221 (NEO-PTC-01) will be dosed in combination with anti-PD-1 therapy after first-line treatment.

•	Major objectives of this study include evaluation of the safety and feasibility of administering BNT221 (NEO-PTC-01), as well as evaluations of immunogenicity and preliminary efficacy.

3. Antibody Product Candidates in Oncology

a) Next-Generation Immune Checkpoint Modulators

•

Concept: Antibodies for immunomodulation to enhance the immune response against cancer cells, in either monospecific or bispecific format. Monospecific antibodies target a single stimulatory immune checkpoint that is expressed on T cells and NK cells and can enhance immune cell proliferation and activation, whereas bispecific antibodies can either target two immune checkpoints for dual immunomodulation or target an immune checkpoint and a tumor-associated antigen.

•

Mechanism: Potent activation of the co-stimulatory immune checkpoint CD27 without the need to crosslink to other targets, or conditional activation of the 4-1BB immune checkpoint only upon simultaneous binding of PD-L1, CD40 (in the case of our initial dual immunomodulation candidates), potentially avoiding toxicities seen in prior attempts at 4-1BB agonism by localizing 4-1BB activation to the tumor microenvironment.

•

Development Approach: 50:50 cost and profit share with Genmab, combining our and Genmab’s immunostimulatory antibodies and extensive immunology expertise with Genmab’s DuoBody and HexaBody antibody platforms.

•	Lead Candidates: BNT311 (GEN1046) and BNT312 (GEN1042), our bispecific immune checkpoint modulators for multiple solid tumors.

We are developing, in collaboration with Genmab, antibodies that function as tumor-targeted and dual immunomodulators, applying Genmab’s proprietary technologies in combination with our joint target identification and product concept expertise. BNT311, BNT312, BNT313 and BNT322 are partnered with Genmab as part of a 50:50 collaboration in which development costs and future profits are shared.

i. BNT311 (GEN1046) a Jointly Owned PD-L1x4-1BB Bispecific Antibody for the Treatment of Solid Tumors

BNT311 (GEN1046), our jointly owned PD-L1x4-1BB product candidate, is a potential first-in-class bispecific antibody combining PD-L1 checkpoint inhibition with 4-1BB checkpoint activation. BNT311 (GEN1046) is currently being evaluated in two clinical trials—a Phase 1/2 trial for the treatment of malignant solid tumors and a randomized Phase 2 trial with BNT311 as monotherapy and in combination with pembrolizumab in patients with recurrent/refractory metastatic NSCLC.

Our BNT311 (GEN1046) Targets

BNT311 (GEN1046) is a PD-L1x4-1BB bispecific antibody that induces activation of T cells through conditional 4-1BB stimulation which is dependent on simultaneous binding to PD-L1. In addition, the PD-L1-specific arm of DuoBody-PD-L1x4-1BB functions as a classical immune checkpoint inhibitor by blocking the PD-1/PD-L1 axis, even in the absence of 4-1BB binding. PD-L1 is a validated target that is expressed on tumor cells. 4-1BB is a trans-membrane receptor belonging to the TNF receptor superfamily and is expressed predominantly on activated T cells. DuoBody is a registered trademark of Genmab.

BNT311 (GEN1046) Trials

Ongoing Phase 2 Trial in metastatic NSCLC

A Phase 2, multicenter, randomized, open-label trial of BNT311 (GEN1046) as monotherapy and in combination with anti-cancer therapy in subjects with relapsed/refractory metastatic NSCLC after treatment with standard of care therapy with an immune checkpoint inhibitor is ongoing.

•

This three-arm trial is expected to enroll up to 160 patients with histologically or cytologically confirmed diagnosis of Stage 4 NSCLC with at least 1 prior line of systemic therapy containing an anti-PD-1/PD-L1 monoclonal antibody and that has progressed. Another inclusion criterion is tumor PD-L1 expression of tumor proportion score (TPS) ≥1%.

•	The primary endpoint is ORR according to RECIST v1.1.

•	Secondary endpoints include DOR, time to response, PFS, OS, and safety.

Ongoing Phase 1/2 Clinical Trial in solid tumors

The ongoing Phase 1/2, open-label, single-arm BNT311 (GEN1046) trial with multiple expansion cohorts, conducted in collaboration with Genmab, is expected to enroll approximately 752 patients with malignant solid tumors.

•	The trial consists of a dose escalation part and an expansion part.

•

The dose escalation part determines the safety profile of BNT311 (GEN1046) in patients with certain relapsed or refractory, advanced and/or metastatic malignant solid tumors who are no longer candidates for standard therapy.

•	The primary endpoints of the trial are dose-limiting toxicities, adverse events and safety laboratory parameters, including hematology, biochemistry, coagulation and endocrinology.

•

Dose escalation has been finalized, RP2D has been determined and 11 expansion cohorts are currently ongoing, including patients with NSCLC, TNBC, urothelial cancer, HNSCC and cervical cancer. The expansion phase 2 dose is 100 mg Q3W.

Preliminary clinical data were presented at SITC in 2020 and 2021 showing the safety profile and early single-agent clinical activity.

ii. BNT312 (GEN1042), a Jointly Owned CD40x4-1BB Bispecific Antibody for the Treatment of Solid Tumors

BNT312 (GEN1042) is a jointly owned, novel, agonistic, bispecific antibody that combines targeting and conditional activation of the costimulatory molecules CD40 and 4-1BB on immune cells.

BNT312 (GEN1042) Targets

BNT312 (GEN1042) is a bispecific antibody designed to enhance an anti-tumor immune response by crosslinking CD40 on antigen presenting cells with 4-1BB+ T cells to induce conditional stimulation and co-stimulatory activity in both types of cells. It has demonstrated increased tumor infiltrating lymphocyte expansion in human tumor tissue cultures ex vivo, and induces activation of B cells in the presence of 4-1BB+ cells. Both 4-1BB and CD40 are members of the tumor necrosis factor receptor superfamily.

BNT312 (GEN1042) Trials

Ongoing Phase 1/2 Clinical Trial

A Phase 1/2 dose-escalation trial with expansion cohorts evaluating safety and anti-tumor activity of BNT312 (GEN1042) in patients with solid tumors is ongoing.

•	A monotherapy expansion cohort is recruiting patients with advanced or metastatic melanoma after treatment with standard of care.

•

BNT312 (GEN1042) is also being explored in combination with other anti-cancer therapies in subjects with advanced or metastatic melanoma, non-small cell lung cancer, head and neck cancer, and pancreatic cancer with no prior systemic therapy.

•	Expansion cohorts in melanoma, NSCLC, pancreatic and head and neck carcinoma are actively recruiting.

In 2021, at the SITC Annual Meeting, data from the dose escalation part of the ongoing Phase 1/2 trial of 50 patients who received BNT312 (GEN1042) monotherapy in the dose-escalation part were presented.

•	Data demonstrated a favorable safety profile in patients with advanced solid tumors, as well as biologic and early antitumor activity.

•	The maximum tolerated dose was not reached, and treatment-related adverse events were mostly mild-to-moderate.

•

Increases in peripheral monocyte and dendritic cell cytokines and also increased levels of CD8+ and effector memory T cells were observed, suggesting biological activity that is consistent with the proposed mechanism of action for BNT312 (GEN1042).

•	Disease control was achieved in 25 of 50 (50%) patients, including two confirmed partial responses per RECIST1.1 in melanoma and neuroendocrine lung cancer.

In December 2022, at the ESMO Immuno-Oncology Annual Congress, we and Genmab presented a promising preliminary dataset from the safety run-in and expansion cohorts of this Phase 1/2 study investigating BNT312 (GEN1042) combination therapy.

•	Data showed that BNT312 + pembrolizumab (PEM) ± chemotherapy (CTx) is well tolerated with no reported DLTs. Most adverse events were grade 1/2 and manageable.

•	BNT312 + PEM + CTx showed encouraging early activity in patients with advanced/metastatic HNSCC, with responses observed in 4/4 evaluable patients.

•

The observed immune activity mediated by BNT312 (GEN1042) was retained with combination therapy. Enrollment in this trial is ongoing in all cohorts (NSCLC, pancreatic ductal adenocarcinoma, and HNSCC).

iii. BNT313 (GEN1053), a Jointly Owned agonistic CD27Antibody for the Treatment of Malignant Solid Tumors

In August 2022, we announced the expansion of our global strategic collaboration with Genmab for the joint development of BNT313 (GEN1053). The drug candidate, based on Genmab’s HexaBody technology, is engineered to induce clustering of CD27 on the plasma membrane of T cells with the aim of enhancing T-cell activation, proliferation and differentiation without depleting T cells.

BNT313 (GEN1053) Targets

BNT313 (GEN1053) is a novel CD27 antibody with an IgG Fc domain engineered to induce CD27 agonist activity independently of FcgR-bearing cells.

Ongoing Phase 1/2 Clinical Trial

In November 2022, a Phase 1 trial was initiated to evaluate the safety, tolerability, and preliminary efficacy of BNT313 as a monotherapy for the treatment of malignant solid tumors.

•	The dose escalation part will explore the safety of escalating doses of BNT313.

•

The expansion part is planned to provide additional safety and initial antitumor activity information on the selected dose regimen in selected tumor indications, as well as more detailed data related to the mode of action.

In November 2022, we and Genmab presented preclinical data that characterize the mechanism of action of HexaBody-CD27 at the SITC Annual Meeting.

•

In the in vitro experiments, HexaBody-CD27 exhibited CD27 agonist activity independently of Fc gamma receptor-mediated crosslinking. HexaBody-CD27 enhanced activation, proliferation, and proinflammatory cytokine secretion of human CD4+ and CD8+ T cells as well as CD8+ T -cell mediated cytotoxic activity towards tumor cells in vitro.

•

In mice expressing human CD27 protein, it enhanced expansion and IFN-g secretion of antigen-specific CD8+ T cells in vivo. Overall, the data demonstrated a unique potential mechanism of action that distinguishes HexaBody-CD27 from benchmark monoclonal antibodies targeting CD27.

iv. BNT322 (GEN1056), a Jointly Owned Antibody

BNT322 (GEN1056) is an antibody product being co-developed with Genmab and for the treatment of solid tumors and for use in combination with other products. The first CTA was submitted for BNT322 (GEN1056) in July 2022. A first-in-human Phase 1 trial of BNT322 (GEN1056) in patients with advanced solid tumors was initiated in November 2022.

b) Targeted Cancer Antibodies

i. BNT321 for the Treatment of Pancreatic Cancer

In 2019, we acquired certain antibody assets from MabVax Therapeutics Holding, Inc., including BNT321, a clinical-stage targeted cancer antibody. BNT321 is a fully human IgG1 monoclonal antibody targeting sialyl Lewis A (sLea), an epitope on CA19-9 that is expressed in pancreatic and other gastrointestinal cancers that plays a role in tumor adhesion and metastasis formation, and is a marker of an aggressive cancer phenotype.

Ongoing BNT321 Phase 1 Trial

BNT321 is being investigated in an open-label, multi-center, non-randomized dose escalation/expansion Phase 1 trial evaluating the safety and recommended Phase 2 dose of BNT321 as monotherapy and combination with mFOLFIRINOX in approximately 108 patients with pancreatic and other CA19-9+ malignancies.

•

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

i. BNT411, a Small Molecule TLR7 Agonist for the Treatment of Solid Tumors, Including Small Cell Lung Cancer

BNT411 is a TLR7 agonist that is designed to activate both the adaptive and innate immune system through the TLR7 pathway. This activity and the release of cytokines and chemokines are designed to result in the potent stimulation of antigen-specific CD8+ T cells, B cells and innate immune cells such as NK cells and macrophages.

Ongoing Phase 1/2 Trial

A phase 1/2, first-in-human, open-label, dose-escalation trial with expansion cohorts evaluating safety, PK, PD, and preliminary efficacy of BNT411 as a monotherapy in patients with solid tumors and in combination with atezolizumab, carboplatin and etoposide in patients with chemotherapy-naïve ES-SCLC is ongoing.

In 2021, at the SITC Annual Meeting, preliminary data from the monotherapy arm of the dose escalation part was presented, demonstrating an acceptable safety profile at all doses tested as a monotherapy and in combination with atezolizumab, carboplatin and etoposide.

B. Infectious Disease Programs

Infectious diseases remain among the leading causes of death and disability worldwide: in 2019, 13.7 million lives were lost to infectious diseases globally. Low- and middle-income countries continue to bear much of the burden of communicable diseases, including TB, HIV, malaria, neglected tropical diseases and hepatitis B. Climate change, rising population numbers, and global travel may all contribute to an increased risk of global infectious disease outbreaks. Our goal is to advance and expand our infectious disease programs and pipeline while democratizing access to mRNA medicines.

1. Next-generation COVID-19 vaccine – BNT162b5 and BNT162b2 + BNT162b4

In July 2022, we and Pfizer initiated a randomized, active controlled, observer-blind Phase 2 study to evaluate the safety, tolerability and immunogenicity of a 30-µg dose of an enhanced spike antigen vaccine candidate, BNT162b5. This is the first of multiple vaccine candidates with an engineered design, aimed to increase the magnitude and breadth of antibody neutralization response to better protect against COVID-19.

In November 2022, we and Pfizer initiated a Phase 1 study to evaluate the safety, tolerability and immunogenicity of a next-generation COVID-19 vaccine component, BNT162b4, dosed in combination with the Original/Omicron BA.4-5-adapted bivalent COVID-19 vaccine, that aims to enhance and broaden SARS-CoV-2 T-cell responses.

2. COVID-19 – Influenza Combination mRNA Vaccine Program – BNT162b2 + BNT161

In October 2022, we and Pfizer initiated a Phase 1 open-label, dose-finding study to evaluate the safety, tolerability and immunogenicity of a combination of the COVID-19 and influenza mRNA vaccines in 180 healthy adults 18 to 64 years of age. The combination vaccine consists of our Original/Omicron BA.4-5-adapted bivalent COVID-19 vaccine and Pfizer’s quadrivalent modified RNA (modRNA) influenza vaccine.

In December 2022, we and Pfizer announced that the companies have received Fast Track Designation from the U.S. FDA for the mRNA-based combination vaccine candidate for influenza and COVID-19.

3. Influenza Vaccine Program – BNT161

In 2018, we and Pfizer agreed to collaborate on an mRNA program in influenza. The collaboration was established to develop an influenza vaccine based on our suite of mRNA platforms to better address the burden of influenza and further reduce the yearly rates of the severe outcomes, including hospitalization and death. WHO estimates that influenza is responsible for 290,000 to 650,000 deaths annually on a global scale (WHO 2023). The research collaboration period ended in August 2021, and Pfizer now has the sole responsibility, authority and control of the development, manufacturing and commercialization of all candidates and products.

In July 2022, Pfizer reported data from the Phase 2 clinical trial of BNT161 in subjects 65 years of age and older showing first evidence of substantial induction of strain specific CD4+ and CD8+ T-cell responses.

•

At day seven after vaccination with BNT161, the geometric mean fold rise, or GMFR, for CD4+ T cells was more than two-fold for all four encoded strains. For strain specific CD8+ T cells the GMFR was more than two-fold for the influenza B Victoria-lineage strain and influenza A H3N2 subtype. The GMFR was higher compared to the control quadrivalent influenza vaccine for both CD4+ and CD8+ strain specific T-cell responses.

In September 2022, Pfizer initiated a Phase 3 clinical trial to evaluate the efficacy, safety, tolerability and immunogenicity of a quadrivalent modified RNA (modRNA) influenza vaccine candidate in approximately 36,000 healthy U.S. adults.

4. HSV-2 Vaccine Program – BNT163

BNT163 encodes three HSV-2 glycoproteins with the aim of helping to prevent HSV cellular entry and spread, as well as counteract immune evasion properties of HSVs. An estimated 491 million people aged 15 - 49 worldwide have an HSV-2 infection (2016 data, WHO 2022) with painful genital lesions, an increased risk for meningitis and high levels of emotional distress. Once acquired, HSV persists lifelong in the body with reoccurring symptomatic outbreaks. Moreover, HSV-2 infection increases the risk of acquiring HIV infections by approximately three-fold, and co-infections with both HIV and HSV-2 increase the likelihood of transmitting HIV to others, according to the National Institutes of Health. No vaccine has been approved for prevention of genital lesions caused by HSV to date. Currently available HSV therapies only reduce the severity and frequency of symptoms.

In December 2022, we dosed the first subject in a first-in-human Phase 1 clinical trial evaluating the safety, tolerability and immunogenicity of BNT163, an HSV vaccine candidate for the prevention of genital lesions caused by HSV-2 and potentially HSV-1.

5. Tuberculosis Vaccine Program – BNT164

We have collaborated with the Bill and Melinda Gates Foundation since 2019 to develop vaccine candidates aimed at preventing tuberculosis infection and disease. Tuberculosis is a worldwide leading cause of death due to an infectious disease, second only to COVID-19. In 2021, approximately 10.6 million people developed active tuberculosis and 1.6 million people died from this disease. The WHO estimates that 25% of the world’s population is latently infected with Mycobacterium tuberculosis, the bacteria responsible for the disease, and approximately 5 to 10% of infected individuals will develop tuberculosis disease.

A clinical trial for the tuberculosis vaccine candidate, BNT164, is planned to begin in 2023.

6. Malaria Vaccine Program – BNT165

BNT165b1 encodes certain parts of the circumsporozoite protein (CSP). The WHO estimated that there were 247 million cases of malaria and 619,000 associated deaths in 2021 (WHO 2022). P. falciparum caused the majority of deaths in sub-Saharan Africa. Sub-Saharan Africa (SSA) carries the heaviest malaria burden, with an estimated 234 million cases (95%) and 593,000 deaths (96%) in 2021. Children under 5 years old represent the most vulnerable population, due to a high risk of severe disease progression and chronic complications.

Announced in July 2021, our Malaria project aims to develop a well-tolerated and highly effective mRNA vaccine with durable immunity to prevent blood-stage malaria infection, thereby reducing morbidity and mortality as well as onward transmission, and to develop sustainable vaccine production and supply solutions on the African continent.

In December 2022, we initiated a first-in-human study with BNT165b1, the first candidate from our BNT165 program, to develop a multi-antigen malaria vaccine candidate. We will initially evaluate a set of mRNA-encoded antigens of the malaria-causing parasite Plasmodium falciparum (P. falciparum) to help select the multi-antigen vaccine candidate to proceed to planned later-stage trials. This first clinical trial (NCT05581641) will evaluate the safety, tolerability and exploratory immunogenicity of the vaccine candidate BNT165b1.

7. Shingles Vaccine Program – BNT167

Shingles is a debilitating, disfiguring, and painful disease, and is the chronic form of the varicella zoster virus (VZV), which causes an initial chickenpox infection. The virus can lay dormant in human nerve cells and can re-activate later in life due to stress or immunocompromise, potentially leading to postherpetic neuralgia and in rare cases, facial paralysis, deafness, and blindness. Globally, about 95% of individuals older than 50 years of age have been exposed to VZV, placing them at risk of developing shingles. While there are currently approved vaccines for shingles, there is an opportunity to develop an improved mRNA vaccine that potentially shows high efficacy and better tolerability and is more efficient to produce globally.

In January 2022, we and Pfizer announced a global agreement to develop the first mRNA-based shingles vaccine candidate. Under the terms of the agreement, the companies will leverage a proprietary antigen technology identified by Pfizer’s scientists and our proprietary mRNA platform technology used in the companies’ COVID-19 vaccine.

In February 2023, we and Pfizer began a Phase 1/2 clinical trial exploring the safety, tolerability, and immunogenicity of BNT167 in up to 900 healthy volunteers 50 to 69 years of age. The Phase 1 clinical trial will help select the optimal mRNA vaccine candidate, dose level, dosing schedule, and formulation for advancement to Phase 2 testing.

8. Anti-bacterial Programs

BioNTech R&D (Austria) GmbH is a wholly owned subsidiary of BioNTech SE focused on the development of novel anti-bacterial drugs to treat persistent bacterial infections. The development programs are based on the proprietary LysinBuilder platform, which allows the targeted development of precision anti-bacterials. The development pipeline focuses on chronic bacterial infections where antibiotics fail to cure or destroy the natural microbiomes.

9. Research Collaboration with University of Pennsylvania

A new collaboration and license agreement was signed with the University of Pennsylvania in January 2023. The agreement is in addition to the existing 2018 collaboration and license agreement between the parties. The agreement includes early research programs to help develop mRNA-based diagnostics, therapeutics, and delivery technologies. We will provide funding support and the University of Pennsylvania will be responsible for research and development up to the completion of an IND-ready data package. We have an option to license technologies under the agreement.

V. Scientific Background: mRNA Technology

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

•

Our mRNA portfolio includes BNT162b2, our mRNA-based COVID-19 vaccine, which has received emergency or temporary use authorization or approval or has been granted conditional marketing approval in over 100 countries.

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

All mRNA is assembled from ribonucleotide residues; individual mRNA products differ from one another in the identity and sequence order of such residues, allowing them to encode a variety of different proteins. Established mRNA manufacturing technologies can be quickly adapted to produce mRNAs of different sequences, permitting rapid development of mRNAs with potential to treat a variety of different conditions, including cancer, infectious disease, and rare diseases. Our mRNA pipeline addresses each of these therapeutic areas.

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

The mRNA drug needs to be appropriately formulated in order to protect it from breakdown by extracellular RNAses. The formulation is selected based on the intended application and route of delivery. After uptake into the target cell, the mRNA molecules are loaded into ribosomes, where translation into protein takes place. Subsequently, the mRNA is degraded by cellular mechanisms. Proteins encoded by the mRNA can be secreted, or maintained in or on the cell. Secreted proteins can perform functions in the body, for example, replacing activities that are deficient, or they can trigger immune responses, for example by acting as antigens (as in the case of vaccines), or by directing the immune system to a target of interest (as in the case of many therapeutic antibodies). Also, proteins encoded by the mRNA are processed by the cellular machinery and can be displayed by specialized complexes, namely MHC I or MHC II complexes, to trigger T cell responses to epitopes present within them. These complexes present the epitopes to immune cells to provoke the desired immune response. In the case of other mRNA applications, the mRNA encodes proteins that are secreted from the cells, such as antibodies, and function extracellularly.

General principles of mRNA pharmacology. Step 1: mRNA is formulated as nano-particles to protect degradation by extracellular enzymes and is taken up by cells. Step 2: Subsequently, mRNA is released from endosomes into the cytoplasm. Step 3: mRNA is translated by the protein synthesis machinery of host cells. Step 4: Termination of translation by degradation of mRNA. Step 5: The translated protein product acts in the cell in which it has been generated. Step 6: Alternatively, the protein product is secreted and may act via autocrine, paracrine or systemic, body-wide mechanisms. Steps 7 and 8: For vaccine activity, mRNA encoded antigens are degraded into shorter fragments and loaded onto MHC class I and class II molecules. Step 9: Protein-derived epitopes can then be presented on the cell surface by both MHC class I and MHC class II molecules, enabling stimulation of CD8+ and CD4+ T cells.

The structural elements of the mRNA have an impact on its performance. This includes potential immunogenicity, efficacy of translation and stability of the molecule. We leverage our extensive experience to design, synthesize, manufacture and formulate our therapeutic mRNA, and adapt its composition to suit the desired application.

B. mRNA Backbone Concepts and Technologies

Our mRNAs all contain basic structural elements, including the 5’ cap, the untranslated regions and the poly(A) tail, in addition to a coding sequence, that are encoded by our DNA template.

•

The cap is added to the 5’ end of the mRNA during its synthesis. Our studies have demonstrated that incorporation of a unique cap analogue into the mRNA helps to achieve superior translational performance by stabilizing the mRNA molecule and directing the immune response. This particular cap analogue is extremely useful for our immunotherapy approaches.

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

The translational performance of mRNA can be increased by removing contaminating double-stranded RNA from the mRNA. We have extensive expertise in different mRNA purification procedures. We have also invented a novel mRNA purification method that greatly impacts translatability of our mRNA. Depending on the protein characteristics needed for treatment of a disease, we optimize the DNA template through a proprietary codon optimization process, changing the nucleotide sequence of the template without altering the amino acid composition of the encoded protein. We make further adjustments during mRNA production. We believe these fine tunings of the respective molecules provide great benefit to the purpose-adapted performance of our mRNA.

Our mRNA formats. As shown above, we have developed four mRNA formats, each optimized for different therapeutic applications. Abbreviations: y, 1-methylpseudouridine; UTR, untranslated region.

Our mRNA formats include:

1. Optimized Uridine mRNA (uRNA)

The nucleotide sequence of mRNA determines the amino acid sequence of the protein. In addition, the nature of nucleosides used for production of mRNA drugs can also influence recognition of the molecule by the immune system. Presence of naturally occurring uridine (U) in our optimized uridine mRNA makes it immunogenic by activating immune sensors. We have further optimized our uridine mRNA for immunogenicity (augmented antigen presentation on MHC I and MHC II) and pharmacological activity (enhanced stability and translational efficiency). Immunogenicity of the mRNA is an added benefit when mRNA is used for immunotherapy applications, by acting as an immunotherapy adjuvant. We believe this makes our therapeutics for iNeST and FixVac even more potent.

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

C. mRNA Delivery Formulation Technologies

We have deep and broad expertise in the targeted delivery of mRNA therapeutics. We are convinced that development of suitable delivery formulations in conjunction with our own therapeutic mRNAs is a key competitive advantage.

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

•	Polyplexes: Our portfolio also comprises polyplexes, which are being utilized in certain of our discovery programs, in which the mRNA is bound to a polymer and then forms nanoparticles.

RNA-LPX Technology

At a glance: RNA-LPX Cancer Immunotherapy Technology

•	Potential first-in-class clinical intravenous nano-particulate mRNA immunotherapy, allowing systemic delivery.

•	Strong potency by systemic targeting to dendritic cells in lymphoid tissues.

•	Universally applicable for all cancer antigens.

•	Opportunity to deliver multiple antigens in parallel, enabling the induction of poly-specific T-cell responses.

•	Synchronized adjuvant effect mediated by TLR7-triggering and type-I interferon-driven innate and adaptive immune stimulation.

•	Preclinical anti-tumoral activity demonstrated against multiple tumors.

•	Unprecedented clinical immune responses against shared TAAs.

•	Beneficial clinical activity demonstrated in advanced melanoma patients.

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

Our RNA-LPX technology. Our proprietary RNA-LPX formulation is designed to deliver vaccine mRNA precisely into DCs and macrophages in the spleen and other lymphoid compartments. The RNA-LPX has an inherent adjuvant function stimulating the release of cytokines such as IFN-a thereby promoting the activation of DCs and the induction of strong T-cell responses. Abbreviations: BM, bone marrow; LN, lymph node; DC, dendritic cell; pDC, plasmacytoid dendritic cell; Mø, macrophage; IFN-a, interferon alpha.

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

VI. Sales, Marketing and Distribution

Our commercial organization focuses on supporting sales of our COVID-19 vaccine in Germany. Our commercial organization is responsible for promoting our products to health care providers and providing information to stakeholders, including governmental organizations, in Germany and Turkey. Our commercial organization is also responsible for preparing and obtaining reimbursement from third-party payors, including governmental organizations, for our COVID-19 vaccine and will have the same responsibilities for our clinical-stage oncology product candidates, if approved.

VII. Manufacturing

We are building a fully integrated biotechnology company, with operations spanning from research through clinical development, and manufacturing through sales and marketing. To successfully bring individualized immunotherapies to patients and vaccines to people around the world, it is crucial to have in-house manufacturing capabilities that can be scaled for global clinical and commercial distribution. We have several manufacturing sites capable of developing automated production processes for on-demand production of our therapies and vaccines. These can be classified into distinct GMP manufacturing capabilities.

We operate four GMP-certified manufacturing facilities in Germany, where we manufacture mRNA therapeutics and engineered cell therapies for our own pipeline and for external customers, including a state-of-the art, multi-platform, GMP-certified manufacturing facility located in a life science industrial park in Marburg, Germany, which we acquired in October 2020 from Novartis AG to increase manufacturing capacity of our COVID-19 vaccine for commercial supply. We also operate a fifth facility in Germany where we manufacture custom peptides both to support our extensive immunomonitoring activities within our development programs and for third parties. Our subsidiary BioNTech Innovative Manufacturing Services GmbH, or BioNTech IMFS, has been manufacturing GMP-certified cellular products since 1999.

Our approach has been to proactively build capacity in anticipation of demand from internal research and development, as well as from our collaborators. We have done so by continuing to make significant investments in manufacturing infrastructure and increasingly expanding our capacity to manufacture mRNA, viral vectors, cellular products and peptides. We believe the development and optimization of our manufacturing processes in parallel to drug development is crucial to our success. We have also collaborated with Siemens to develop a process for an automated, on-demand production of mRNA therapies.

A. Manufacturing Operations

COVID-19 Vaccine. Our manufacturing site in Marburg was approved by the EMA for manufacturing of the COVID-19 drug product in March 2021. This approval makes it one of the largest mRNA manufacturing sites worldwide alongside two of our existing GMP facilities, which currently produce the COVID-19 vaccine candidates for clinical trials. Marburg reached an annual capacity of more than 1 billion doses mRNA drug substance in 2021. The first vaccines manufactured at the Marburg site were delivered in April 2021. We have a broad network of sub-contractors established to provide drug substance, drug conjugate, drug product, and fill and finish services to enable production.

mRNA. We believe scaling up manufacturing for mRNA can best be executed as part of a proprietary manufacturing approach, not as part of an outsourcing strategy. We believe this approach allows us to maintain control of our proprietary processes and gives us the flexibility we need for scheduling batch production for our drug substances to match our development plans as they evolve. Our mRNA manufacturing is currently conducted at our in-house BioNTech IMFS facility, our BioNTech East Wing facility, and our Marburg facility. The East Wing facility is dedicated to iNeST (finished product) and bulk mRNA manufacturing. Our mRNA manufacturing process involves standardized production of all mRNA constructs and minimal restrictions in construct length. We have the capacity to undertake sterile filtration and final filling in up to 1,200 vials of various sizes in the East Wing and about 7000 vials at IMFS. Batch sizes range from a few milligrams for individualized applications (i.e., iNeST) to 10 g for standard mRNA applications (i.e., FixVac, intratumoral immunotherapies and infectious diseases), and up to 360 g batches for COVID-19. In 2022, we further increased the mRNA batch size at our facility in Marburg. Our manufacturing facility in Marburg is one of the largest mRNA vaccine manufacturing sites worldwide with an annual capacity of up to 3 billion doses of mRNA drug substance and we believe we are well positioned to supply the quantities required by global market demand.

To date, we have produced more than 2000 batches of mRNA drug substance to support our clinical studies. We currently have infrastructure capable of producing about 100 batches of mRNA drug substance and formulated drug product per month with a turnaround time of about 30 to 40 days from sequence identification to released product. We believe we currently have the capacity to meet the supply needs of our product candidates in clinical trials up to registration.

In recent years, we have successfully decreased the time required to deliver individualized immunotherapy (iNeST) to patients. In 2014, it took us over three months to manually manufacture and deliver individualized immunotherapies to patients. Since December 2017, with the implementation of semiautomatic GMP manufacturing in collaboration with Siemens and other partners, we have been consistently manufacturing and delivering individualized immunotherapies in under six weeks. This advancement represents significant progress toward our target commercial manufacturing turnaround time of less than 28 days and we have already demonstrated less than 30 days in 2021. We plan to continue to develop additional process improvements, which we expect will further reduce our turnaround times as we progress through clinical development.

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

B. Manufacturing Facilities

Manufacturing sites in Germany

Marburg

Marburg is one of our fully owned, state-of-the-art manufacturing facilities for just-in-time delivery and scalable production. Our Marburg manufacturing facility was acquired from Novartis in 2020 for less than a hundred million euros and comprises 8 large and small molecule production suites across more than 100,000 square feet. Within 6 months from acquisition, the facility was retrofitted to produce mRNA vaccines. It is now one of the largest mRNA vaccine manufacturing sites globally. In 2022, we installed a capacity to produce up to 3 billion doses of mRNA Drug Substance vaccine.

Marburg is our central hub for innovation and development of novel manufacturing solutions and approximately 62 million euros have been invested since acquisition. Finally, Marburg is a center of excellence, not only in terms of facilities and devices, but as a know-how hub with appropriate and forward-looking staff training. We have about 700 employees on site. To ensure production, we work in flexible/different shift models, e.g. 24/5.

In February 2023, we completed our first proprietary plasmid DNA manufacturing facility in Marburg. This aims to increase our flexibility and autonomy in manufacturing starting materials for our oncology and COVID-19 vaccine pipelines as well as our independence for pandemic preparedness due to local production. We also expect the new manufacturing facility to enable faster production cycles and shorter delivery times for plasmid DNA for a number of clinical product candidates and commercial products.

Idar-Oberstein

BioNTech Innovative Manufacturing Services (IMFS): Our manufacturing operations for retroviral vectors, cell therapy products and mRNA are housed in our wholly owned subsidiary. Founded in 1997, BioNTech IMFS specializes in services for innovative therapeutic approaches. In 2009, BioNTech IMFS became our wholly owned subsidiary, giving us access to synergistic platforms and complementary expertise for development, testing and manufacturing services. BioNTech IMFS and its predecessors have had GMP-certified cell and gene therapy manufacturing capabilities since 1999, and obtained GMP manufacturing authorization for mRNA production in 2011. In 2017, BioNTech IMFS began automated manufacturing of the iNeST product candidate and entered into its first commercial supply contract for retroviral vectors. Located near Mainz, the BioNTech IMFS facility occupies over 30,000 square feet. More than 500 staff members are employed at this facility, with collective expertise in molecular biology, cell biology and virology. BioNTech IMFS is our powerhouse for early stage mRNA material and is working closely with our R&D teams in Mainz.

Mainz

BioNTech iNeST Clinical Manufacturing (East Wing): We dedicate our GMP-certified manufacturing facility at our headquarters in Mainz, Germany to the production of iNeST immunotherapies and bulk mRNA manufacturing. In 2015, our wholly owned subsidiary, BioNTech RNA Pharmaceuticals GmbH, or BioNTech RNA, and Siemens announced a collaboration for developing an automated, paperless and digitalized production site for individualized mRNA. We obtained our GMP manufacturing authorization for iNeST production at our East Wing facility in June 2018 and manufactured our first drug product there the following month.

This facility contains approximately 17,000 square feet of laboratory and office space, including 4,300 square feet of GMP facilities. About 200 staff members are employed at this facility and operate it seven days per week. In its first year of operation the facility manufactured and released more than 250 batches of mRNA and has, since inception, manufactured and released more than 1,200 batches of mRNA.

To perform our upstream process to feed into the iNeST downstream GMP manufacturing process, the headquarters also hold our Core Facility which operates under GCP for labs and is currently under review to become CLIA certified via CAP accreditation. Incoming patients’ materials (blood and tumor samples) are received and analyzed, and characteristic mutations are identified before the mRNAs are constructed for each patient individually.

BioNTech Clinical Manufacturing: Our GMP-certified manufacturing facility in Kupferbergterrasse, Mainz is authorized to conduct secondary packing, labeling, storage and batch release of primary packed investigational medicinal products. This facility contains approximately 11,500 square feet of laboratory and office space, including 1,250 square feet of GMP facilities.

Berlin

JPT: JPT, our peptide manufacturing facility, was established in 2004 and became a wholly owned subsidiary of BioNTech in 2008. JPT is located in Berlin and occupies over 16,000 square feet of clean rooms, laboratory and office space.

Global Manufacturing Sites

Outside of Europe, we have acquired a site in the U.S. for the clinical-scale manufacture of cell therapies and a site in Singapore for the manufacturing of clinical- and commercial-scale mRNA therapies. Recently, we announced our modular mRNA facility, the BioNTainer, with multiple governments around the world, with Rwanda as our first location.

Gaithersburg Clinical Manufacturing Facility

In August 2021 we acquired a site in Gaithersburg, Maryland from Kite Pharma, Inc. The focus of the Gaithersburg site is to supply cell therapy products for clinical trials in the U.S. The facility also hosts our U.S.-based R&D team for cell therapy development.

Singapore Manufacturing Facility

In November 2022, our Singapore affiliate BioNTech Pharmaceuticals Asia Pacific Pte. Ltd. entered into an agreement with Novartis Singapore Pharmaceutical Manufacturing Pte. Ltd. to acquire one of its GMP-certified manufacturing facilities. The acquisition is part of our expansion strategy to strengthen our global footprint in Asia. Supported by the Singapore Economic Development Board (EDB), the facility will serve as our Regional Headquarters and become our first mRNA manufacturing facility in Singapore. The facility will create regional manufacturing capacities in support of our growing pipeline of mRNA-based vaccines and therapeutics across the Asia Pacific region at both commercial and clinical scales, with the potential to expand the production to other drug classes, such as cell therapies. The site will be a fully integrated mRNA manufacturing facility bringing mRNA production capabilities across drug substance and drug product, with an expected annual production capacity of up to several hundred million doses of mRNA-based vaccines after a full built-out.

The BioNTainer: a platform for localized and sustainable mRNA production

The BioNTainer is a great example of our innovative approach to globalized delivery. It was developed to ensure sustainable, equitable access to our programs, particularly in low-income countries and regions with limited infrastructure. Introduced in February 2022, the BioNTainer allows scalable vaccine production by developing and delivering turnkey mRNA manufacturing facilities based on a container solution that works as a “Plug & Play” approach with modular design, standardized equipment, and software components. Each BioNTainer is a clean room, which we equip with state-of-the-art manufacturing solutions, consisting of one drug substance and one drug formulation module. Each module is built of six ISO-sized containers. The BioNTainer will be equipped to manufacture a range of mRNA-based vaccines targeted to regional needs: for example, our COVID-19 vaccine and our investigational malaria and tuberculosis vaccines, if they are successfully developed, approved, and authorized by regulatory authorities. Each BioNTainer is intended to become a node in a decentralized and robust end-to-end manufacturing network, aiming to offer greater independence and faster regional vaccine supply. This solution is an important step to improve global vaccine supply. In December 2022, the six ISO-sized shipping containers for the first BioNTainer finished construction in Europe and underwent quality checks by our experts. They arrived in Kigali, Rwanda in March 2023. We also aim to build BioNTainers for other partner countries Australia, Senegal, and Israel to meet their specific needs.

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

VIII. Third-Party Collaborations

We have forged productive collaborations with pharmaceutical companies and academic research institutions with area expertise and resources in an effort to advance and accelerate our discovery and development programs in oncology, and also to leverage our drug classes into additional disease indications while minimizing our incremental costs.

Our collaborations include:

•	Pfizer for our COVID-19, influenza and joint COVID-19/influenza vaccine programs, which leverage technology from our infectious disease mRNA-based platform;

•	Fosun Pharma for our COVID-19 vaccine program;

•	Genentech for our iNeST platform in our mRNA drug class; and

•	Genmab for our next-generation checkpoint immunomodulator platform in our antibodies drug class.

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

A. Pfizer COVID-19 Collaboration

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

We and Pfizer agreed to collaborate on research, development and commercialization in the Pfizer Corona Field worldwide (excluding the Fosun Collaboration Territory), which we refer to as the Pfizer Collaboration Territory. The details of such activities are set forth in a research and development plan that is governed by a joint steering committee. Each party bears its own personnel and capital expenditures costs, but the parties will share the costs of all other agreed development activities (including the costs of manufacturing material for use in clinical trials) evenly. Each party will, in good faith, seek funding from government funds, non-governmental organizations and other third-party organizations to support their research and development activities. Under the Pfizer Agreement, Pfizer is leading clinical development of and is seeking regulatory approval for any candidates or products in the U.S. and we are leading clinical development of and are seeking regulatory approval for any candidates or products in the European Union, and we will agree on a strategy for all other countries in the Pfizer Collaboration Territory on an ongoing basis through the joint steering committees.

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

If our Collaboration Agreement with Fosun expires or is otherwise terminated for any reason, as between us and any international pharmaceutical group headquartered outside of China, we have granted Pfizer a right of first negotiation to expand the Pfizer Commercialization Territory to include the Fosun Territory. See “Fosun-COVID-19 Collaboration” below for more information on the Fosun Agreement.

We and Pfizer share responsibilities for manufacturing and supplying approved COVID-19 vaccines. If there is insufficient supply to satisfy the entire demand for vaccines in the Pfizer Collaboration Territory, we and Pfizer have agreed to determine by mutual consent the allocation of supplies on a fair and equitable basis, subject also to any applicable law, export controls, and taking into account any government supply obligations, or supply obligations included in any agreement reached with a third-party funding organization.

Under the Pfizer Agreement, we have granted Pfizer an exclusive, sublicensable license in the Pfizer Collaboration Territory under certain of our intellectual property, including our patents and know-how, relating to uridine RNA, modified RNA and replicons in the Pfizer Corona Field as well as certain intellectual property in-licensed by us from third parties, to use, research, develop, manufacture, commercialize and otherwise exploit candidates and products selected under the Pfizer Agreement. We undertake to maintain in full effect all intellectual property licenses held by us at the time we entered into the Pfizer Agreement and not to modify or amend any such license in a manner that would adversely affect any of the rights granted to Pfizer under the Pfizer Agreement. We are obligated to notify Pfizer of any breach of our current licenses and may be obligated to take steps to maintain Pfizer’s access to any intellectual property licensed under such licenses. Under the Pfizer Agreement, we are obligated to indemnify Pfizer with respect to certain patent infringement claims that Pfizer elects to control.

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

B. Fosun COVID-19 Collaboration

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

During the term of the Fosun Agreement, we have committed not to license to any other third party in the Fosun Collaboration Territory the intellectual property licensed to Fosun for the same purpose and not to develop or commercialize the same vaccine candidate or any coronavirus vaccine in the Fosun Collaboration Territory.

C. Genentech iNeST Collaboration

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

Genentech has the sole right to commercialize the Genentech Collaboration Products on a worldwide basis, with all profits and losses from such commercialization to be split equally with us. If we exercise our right to opt out of sharing equally in future development costs for any Genentech Collaboration Products, then we will no longer split all such profits and losses for such Genentech Collaboration Products equally with Genentech and will instead receive a royalty on annual worldwide net sales of such Genentech Collaboration Products that are covered by a valid claim included in certain of our patents and certain joint patents that arise out of the collaboration. Furthermore, for certain Genentech Collaboration Products for which we share co-promotion rights with Genentech, we have the option to assume a percentage to be determined of the total sales force in the U.S. and certain other countries, including Germany and other major European markets. In addition, under certain regulatory and other circumstances, we have the right to independently commercialize Genentech Collaboration Products in indications that the joint development committee declines to pursue and that Genentech does not subsequently elect to commercialize, provided that we market such Genentech Collaboration Products under a separate brand and trademark that is approved by the joint commercialization committee established by the parties as not confusingly similar to the Genentech Collaboration Products being commercialized by Genentech. Our ability to research, develop, co-promote and/or independently commercialize Genentech Collaboration Products may be terminated or limited in the event we undergo a change of control.

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

Under the Genentech Manufacturing Agreement, we and Genentech will jointly develop a manufacturing network plan detailing the location, capacity, scale-out, associated timing and other appropriate details of the commercial manufacturing facilities. We may participate in commercial manufacturing through our right to include as part of the commercial manufacturing network one of our own facilities in the European Union or the U.S. and one of our own facilities in another region to be agreed upon with Genentech (provided that in each region our facility is not the first facility to be included in the commercial manufacturing network).

D. Genmab Next-generation Immunomodulator Collaboration

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

Under the Genmab Agreement, we and Genmab must use commercially reasonable efforts to research and develop clinical candidates, including our next-generation checkpoint immunomodulators, with costs split equally during the research and evaluation phase. Our joint activities in this phase are governed by a research plan, which is subject to annual review and updates, and which specifies the clinical candidates to be developed. This research and evaluation phase expired on September 18, 2022.

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

On August 5, 2022, we and Genmab expanded our global strategic collaboration to develop and commercialize novel immunotherapies for the treatment of cancer patients. Under this expansion, we and Genmab will jointly work to research, develop and commercialize novel monospecific antibody candidates for various cancer indications.

Under the expanded collaboration, the companies will jointly develop and commercialize, subject to regulatory approval, monospecific antibodies leveraging Genmab’s proprietary HexaBody technology platform. The first monospecific antibody candidate, GEN1053/BNT313, entered clinical trials in late 2022. GEN1053/BNT313 is a CD27 antibody based on the HexaBody technology, specifically engineered to form an antibody hexamer (a formation of six antibodies) upon binding its target on the cell membrane of the T cells. Under the terms of the agreement, the companies will equally share the development costs and potential future profit deriving from GEN1053/BNT313.

E. Pfizer-Influenza Collaboration

On July 20, 2018, we and BioNTech RNA entered into a Research Collaboration and License Agreement with Pfizer, or the Pfizer Influenza Agreement, for the research, development and Pfizer’s commercialization of immunogenic compositions comprising modified RNA and/or replicon technology for prophylaxis against influenza in humans, which we refer to as the Pfizer Influenza Agreement Field.

We and Pfizer agreed to collaborate on the research in the Pfizer Influenza Agreement Field for an initial period of three years, ending in August 2021. The details of such research were set forth in a research plan that is governed by a Joint Steering Committee, with Pfizer holding the final decision-making right. Each party will bear its own costs under the research plan. The research term will be extended automatically by a reasonable amount of time if the activities or deliverables under the research plan are delayed due to our material breach of our research obligations under the research plan. In addition, Pfizer may unilaterally extend the research term by up to a year by making an additional payment to us.

After the research term expires, Pfizer has the sole responsibility, authority and control of the development, manufacturing and commercialization of all candidates and products. Pfizer undertakes to use commercially reasonable efforts to seek regulatory approval for one product in the U.S. and in two countries out of France, Germany, Italy, Spain, the United Kingdom and Japan, and to commercialize such product in such countries where such product has received regulatory approval.

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

IX. Government Regulation

Government authorities in the U.S. at the federal, state and local levels, and in the European Union and other countries and jurisdictions, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, packaging, storage, record-keeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting and import and export of pharmaceutical products, including biological products. In addition, some jurisdictions regulate the pricing of pharmaceutical products. The processes for obtaining marketing approvals in the U.S. and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other requirements of regulatory authorities, require the expenditure of substantial time and financial resources.

A. Regulation and Procedures Governing Approval of Drug and Biological Products in the U.S.

In the U.S., the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or the FDCA, and its implementing regulations and biologics under the FDCA, the Public Health Service Act, or the PHSA, and their implementing regulations. Both drugs and biologics are subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state and local statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or following approval may subject a sponsor or marketing authorization (BLA/NDA) holder to administrative or judicial sanctions. These sanctions could include, among other actions, the FDA’s refusal to approve pending applications, withdrawal of an approval, license revocation, clinical hold, untitled or warning letters, voluntary or mandatory product recalls, market withdrawals, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement and civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us.

A sponsor seeking approval to market and distribute a new drug or biological product in the U.S. generally must satisfactorily complete each of the following steps:

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

•

performance of adequate and well-controlled human clinical trials to establish the safety, potency and purity of the product candidate for each proposed indication, in accordance applicable regulations, including GCP;

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

•	satisfactory completion of any FDA audits of the clinical study sites to assure compliance with applicable regulations and GCP, and the integrity of clinical data in support of the NDA or BLA;

•	payment of user fees and securing FDA approval of the NDA or BLA; and

•

compliance with applicable regulations post approval, including any post-approval requirements, such as the potential requirement to implement a REMS and to conduct any post-approval studies required by the FDA.

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

A sponsor who wishes to conduct a clinical trial outside the U.S. may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, the sponsor may submit data from the clinical trial to the FDA in support of the NDA or BLA so long as the clinical trial is well-designed and well-conducted in accordance with GCP, including review and approval by an independent ethics committee, and the FDA is able to validate the study data through an onsite inspection, if necessary.

Further, each clinical trial must be reviewed and approved by an IRB either centrally or individually at each institution at which the clinical trial will be conducted. The IRB will consider, among other things, clinical trial design, patient informed consent, ethical factors and the safety of patients. An IRB must operate in compliance with FDA regulations. The FDA, IRB, or the clinical trial sponsor may suspend or discontinue a clinical trial at any time for various reasons, including a finding that the clinical trial is not being conducted in accordance with FDA requirements or that the patients are being exposed to an unacceptable health risk. Clinical testing also must satisfy extensive GCP rules and the requirements for informed consent. The IRB also approves the form and content of the informed consent that must be signed by each clinical trial subject or his or her legal representative and receive periodic reports regarding the investigation from the investigators. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee, or DSMB. This group may recommend continuation of the study as planned, changes in study conduct, or cessation of the study at designated check points based on access to certain data from the study.

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

•

Phase 2 clinical trials (or Phase 2) are generally conducted in a limited patient population to identify possible adverse effects and safety risks, preliminarily evaluate the efficacy of the product candidate for specific targeted indications and determine dose tolerance and optimal dosage. Multiple Phase 2 clinical trials may be conducted by the sponsor to obtain information prior to beginning larger Phase 3 clinical trials. When a drug is intended to treat life-threatening or severely debilitating illnesses, and particularly for rare diseases, the FDA may accept well-controlled Phase 2 clinical trials as adequate to provide sufficient data on the drug’s safety and effectiveness to support a decision on its approvability for marketing, in which case Phase 3 clinical trials would not be required.

•

Phase 3 clinical trials (or Phase 3) proceed if the Phase 2 clinical trials demonstrate that a certain dose or dose range of the product candidate is potentially effective and has an acceptable safety profile. Phase 3 clinical trials are undertaken within an expanded patient population, often at geographically dispersed clinical trial sites, to gather additional information about safety and effectiveness necessary to evaluate the overall benefit-risk relationship of the product and to provide the basis for product labeling.

In some cases, the FDA may approve an NDA or a BLA for a product candidate but require the sponsor to conduct additional clinical trials to further assess the product candidate’s safety and/or effectiveness after approval. Such post-approval trials are typically referred to as Phase 4 clinical trials (or Phase 4). These studies may be used to gain additional experience from the treatment of patients in the intended therapeutic indication and to document a clinical benefit in the case of biologics approved under accelerated approval regulations. If the FDA approves a product while a company has ongoing clinical trials that were not necessary for approval, a company may be able to use the data from these clinical trials to meet all or part of any Phase 4 clinical trial requirement or to request a change in the product labeling. Failure to exhibit due diligence with regard to conducting required Phase 4 clinical trials or to comply with post approval commitments could result in withdrawal of approval for products.

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

Emergency Use Authorizations

The Secretary of Health and Human Services has the authority to authorize unapproved medical products, including vaccines, to be marketed in the context of an actual or potential emergency that has been designated by government officials. The COVID-19 pandemic has been designated such a national emergency. After an emergency has been announced, the Secretary of Health and Human Services may authorize the issuance of, and the FDA Commissioner may issue, Emergency Use Authorizations, or EUAs, for the use of specific products based on criteria established by statute, including that the product at issue may be effective in diagnosing, treating, or preventing serious or life-threatening diseases when there are no adequate, approved, and available alternatives. An EUA is subject to additional conditions and restrictions and is product-specific. An EUA terminates when the emergency determination underlying the EUA terminates or full approval is obtained. An EUA is not a long-term alternative to obtaining FDA approval, licensure, or clearance for a product. FDA may revoke an EUA where it is determined that the underlying health emergency no longer exists or warrants such authorization, so it is not possible to predict how long an EUA may remain in place.

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

Orphan Drug Designation

Orphan drug designation in the U.S. is designed to encourage sponsors to develop products intended for rare diseases or conditions. In the U.S., a rare disease or condition is statutorily defined as a disease or condition that affects fewer than 200,000 individuals in the U.S. or that affects more than 200,000 individuals in the U.S. but for which there is no reasonable expectation that the cost of developing and making available the product for the disease or condition will be recovered from sales of the product in the U.S.

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

Pediatric exclusivity is another type of non-patent marketing exclusivity in the U.S. and, if granted, provides for the attachment of an additional six months of marketing protection to the term of any existing regulatory exclusivity, including the non-patent and orphan exclusivity. This six-month exclusivity may be granted if an NDA or a BLA sponsor submits pediatric data that fairly respond to a written request from the FDA for such data. The data do not need to show the product to be effective in the pediatric population studied; rather, if the clinical trial is deemed to fairly respond to the FDA’s request, the additional protection is granted. If reports of requested pediatric studies are submitted to and accepted by the FDA within the statutory time limits, whatever statutory or regulatory periods of exclusivity or patent protection cover the product are extended by six months. This is not a patent term extension, but it effectively extends the regulatory period during which the FDA cannot approve another application.

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

B. Regulation and Procedures Governing Approval of Medicinal Products in the European Union

The process governing approval of medicinal products, including biological medicinal products and advanced therapy medicinal products, or ATMPs, which comprise gene therapy products, somatic cell therapy products and tissue-engineered products, in the European Union generally follows the same lines as in the U.S. It entails satisfactory completion of pharmaceutical development, nonclinical and clinical studies to establish the safety and efficacy of the medicinal product for each proposed indication. Moreover, an applicant must also demonstrate the ability to manufacture the product to a suitable quality.

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

In April 2014, the European Union adopted a new Clinical Trials Regulation (EU) No 536/2014, which took effect on January 31, 2022 and replaces the current Clinical Trials Directive 2001/20/EC. Commission Implementing Regulation (EU) 2017/556 replaces the GCP Directive 2005/28/EC. The Regulation overhauls the current system of approvals for clinical trials in the European Union. Specifically, the Regulation, which is directly applicable in all member states, aims to simplify and streamline the approval of clinical trials in the European Union. For instance, Regulation (EU) No 536/2014 enables sponsors to submit one online application via a single online platform known as the Clinical Trials Information System (CTIS) for approval to run a clinical trial in several European countries, making it more efficient to carry out such multinational trials. It provides for strictly defined deadlines for the assessment of clinical trial applications. This means that one national authority takes the lead in reviewing the application and the other national authorities have only a limited involvement, although the clinical trial approval is still granted by each national competent authority. Any substantial changes to the trial protocol or other information submitted with the clinical trial applications must be notified to or approved by the relevant competent authorities and ethics committees.

Pursuant to transitional provisions under Regulation (EU) No 536/2014, trials for which a request for approval was submitted prior to January 31, 2022 may continue under the national implementations of the Directives until January 31, 2025. In addition, until January 30, 2023, clinical trial sponsors could use CTIS to apply to run a clinical trial under the Regulation or could choose to apply to run a trial under the Clinical Trials Directive. However, from January 31, 2023, clinical trial sponsors need to use CTIS to apply to start a new clinical trial in the EU/EEA and such trials must be run under the Regulation.

Under either regime, clinical trials must be conducted in accordance with European Union and national regulations and the International Conference on Harmonization, or ICH, guidelines on GCP. Additional GCP guidelines from the European Commission, with a focus on traceability, apply to clinical trials of ATMPs. If the sponsor of the clinical trial is not established within the European Union, it must appoint an entity within the European Union to act as its legal representative.

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

Marketing Authorization

To obtain a marketing authorization for a product under the European Union regulatory system, a sponsor must submit a marketing authorization application, or MAA, either under the centralized procedure administered by the EMA or one of the procedures administered by competent authorities in European Union member states (decentralized procedure, mutual recognition procedure, or if the product is to be approved in only one member state, the national procedure).

All application procedures require an application in the common technical document, or CTD, format, which includes the submission of detailed information about the manufacturing and quality of the product, and nonclinical and clinical trial information. There is an increasing trend in the European Union toward greater transparency and, while certain of the manufacturing or quality information is currently generally protected as commercially confidential information, the EMA and national regulatory authorities are now liable to disclose much of the nonclinical and clinical information in marketing authorization dossiers, including the full clinical study reports, in response to freedom of information requests after the marketing authorization has been granted. In October 2014, the EMA adopted a policy under which clinical study reports would be posted on the agency’s website following the grant, denial or withdrawal of a MAA, subject to procedures for limited redactions and protection against unfair commercial use. The operation of this policy has been suspended in recent years due to priorities. However, it continues to apply the policy to COVID-19 vaccines and therapeutics. A similar transparency requirement is contained in the Clinical Trials Regulation (EU) No 536/2014.

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

The centralized procedure provides for the grant of a single marketing authorization by the European Commission that is valid for all European Union and European Economic Area member states. Pursuant to Regulation (EC) No. 726/2004, the centralized procedure is compulsory for specific products, including for medicines (including vaccines) produced by certain biotechnological processes, products designated as orphan medicinal products, advanced therapy medicinal products and products with a new active substance indicated for the treatment of certain diseases, including products for the treatment of cancer. For products with a new active substance indicated for the treatment of other diseases and products that are highly innovative or for which a centralized process is in the interest of patients, the centralized procedure is optional.

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

A conditional marketing authorization will contain specific obligations to be fulfilled by the marketing authorization holder, including obligations with respect to the completion of ongoing or new studies, manufacturing information and with respect to the collection of pharmacovigilance data. Conditional marketing authorizations are valid for one year, and may be renewed annually, if the risk-benefit balance remains positive, and after an assessment of the need for additional or modified conditions and/or specific obligations. The timelines for the centralized procedure described above also apply with respect to the review by the CHMP of applications for a conditional marketing authorization. Once comprehensive data on the medicinal product have been obtained, the marketing authorization may be converted into a standard marketing authorization which is no longer subject to specific obligations. Initially, this is valid for five years, but can be renewed for unlimited validity.

For COVID-19 vaccines, the EMA followed a so-called “rolling review” process, an ad hoc procedure by which data is assessed as it becomes available with the aim of granting a conditional marketing authorization.

The European Union medicines rules expressly permit the member states to adopt national legislation prohibiting or restricting the sale, supply or use of any medicinal products containing, consisting of or derived from a specific type of human or animal cell, such as embryonic stem cells.

Periods of Authorization and Renewals

A marketing authorization is valid for five years, in principle, and it may be renewed after five years on the basis of a reevaluation of the risk benefit balance by the EMA or by the competent authority of the authorizing member states. To that end, the marketing authorization holder must provide the EMA or the competent authority with a consolidated version of the file in respect of quality, safety and efficacy, including all variations introduced since the marketing authorization was granted, at least six months before the marketing authorization ceases to be valid. Once renewed, the marketing authorization is valid for an unlimited period, unless the European Commission or the competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal period. Any authorization that is not followed by the placement of the product on the European Union market (in the case of the centralized procedure) or on the market of the authorizing member state within three years after authorization ceases to be valid (referred to as the “sunset” clause).

Emergency Use Authorizations

The European Union medicines rules, as implemented into the national laws of the EU member states, permit national authorities to authorize temporarily the distribution of an unapproved medicinal product in certain emergency situations, including suspected or confirmed spread of pathogenic agents. Such an Emergency Use Authorization (EUA) (sometimes referred to as a “temporary exemption,” i.e., a temporary exemption from the requirement to obtain a marketing authorization) would apply for the duration of the emergency only and would be limited to the member state in which it has been issued. When considering whether to grant an EUA, the relevant member state decides, which data it requires for the grant of the EUA. For COVID-19 vaccines to date, the EU member states have not relied on EUAs. Rather products have followed the centralized procedure combined with a rolling review of data with a view to granting conditional marketing authorizations. Member states have relied on EUAs to permit the distribution and use of certain unapproved medicines in unapproved indications to assist in the treatment of COVID-19 patients.

Regulatory Requirements after Marketing Authorization

Following approval, the holder of the marketing authorization is required to comply with a range of requirements applicable to the manufacturing, marketing, promotion and sale of the medicinal product. These include compliance with the European Union’s stringent pharmacovigilance or safety reporting rules, pursuant to which post-authorization studies and additional monitoring obligations can be imposed. The holder of a marketing authorization must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance who is responsible for oversight of that system. Key obligations include expedited reporting of suspected serious adverse reactions and submission of periodic safety update reports, or PSURs. All new MAAs must include a risk management plan, or RMP, describing the risk management system that the company will put in place and documenting measures to prevent or minimize the risks associated with the product. The regulatory authorities may also impose specific obligations as a condition of the marketing authorization. Such risk-minimization measures or post-authorization obligations may include additional safety monitoring, more frequent submission of PSURs, or the conduct of additional clinical trials or post-authorization safety or efficacy studies. RMPs and PSURs are routinely available to third parties requesting access, subject to limited redactions.

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

Finally, the marketing and promotion of authorized products, including industry-sponsored continuing medical education and advertising directed toward the prescribers of products and/or the general public, are strictly regulated in the European Union. In principle, all advertising and promotional activities for the product must be consistent with the approved summary of product characteristics, and therefore all off-label promotion is prohibited. Direct-to-consumer advertising of prescription medicines (including vaccines) is also prohibited in the European Union. Although general requirements for advertising and promotion of medicinal products are established under Directive 2001/83/EC, as amended, the details and the enforcement of these rules are governed by regulations in each member state and can differ from one country to another.

The enforcement actions and consequences for non-compliance with the EU legislation are similar to those listed above for the U.S. For centrally approved products in the EU, there is the possibility of fines for regulatory non-compliance with certain of the legal requirements, including in relation to obligations regarding placing the product on the market, safety monitoring and pediatric compliance.

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

Named Patient Supplies and Compassionate Use Programs

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

Some member state laws also provide for compassionate use on a “cohort” basis, subject to review and approval of the cohort program based on the local laws in the member state.

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

An orphan drug designation provides a number of benefits, including fee reductions, regulatory assistance and the possibility to apply for a centralized European Union marketing authorization. Marketing authorization for an orphan drug leads to a 10-year period of orphan market exclusivity. During this orphan market exclusivity period, neither the EMA nor the European Commission or the member states can accept an application or grant a marketing authorization for a “similar medicinal product.” A “similar medicinal product” is defined as a medicinal product containing a similar active substance or substances as contained in a currently authorized orphan medicinal product, and which is intended for the same therapeutic indication. The market exclusivity period for the authorized therapeutic indication may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan drug designation.

European Data Collection and Data Protection Laws

We are required to comply with strict data protection and privacy legislation in the jurisdictions in which we operate, including the General Data Protection Regulation (EU) 2016/679, or GDPR. The GDPR governs our collection and use of personal data in the European Union relating to individuals (e.g., patients). The GDPR imposes several requirements on organizations that process such data, including: to observe core data processing principles; to comply with various accountability measures; to provide more detailed information to individuals about data processing activities; to establish a legal basis to process personal data (including enhanced consent requirements); to maintain the integrity, security and confidentiality of personal data; and to report personal data breaches. The GDPR also restricts the transfer of personal data outside of the European Economic Area (e.g., to the U.S. and other countries that are not deemed to provide adequate protection under their domestic laws). The GDPR may impose additional responsibility and liability in relation to personal data that we process, and require us to put in place additional mechanisms ensuring compliance with the new data protection rules. This may be onerous and adversely affect our business, financial condition, results of operations and prospects. Failure to comply with the requirements of the GDPR and related national data protection laws of European Union member states may result in a variety of enforcement measures, including significant fines and other administrative measures. The GDPR has introduced substantial fines for breaches of the data protection rules, increased powers for regulators, enhanced rights for individuals, and new rules on judicial remedies and collective redress. We may be subject to claims by third parties, such as patients or regulatory bodies, that we or our employees or independent contractors inadvertently or otherwise breached GDPR and related data protection rules. Litigation may be necessary to defend against these claims. There is no guarantee of success in defending these claims, and if we do not prevail, we could be required to pay substantial fines and/or damages and could suffer significant reputational harm. Even if we are successful, litigation could result in substantial cost and be a distraction to management and other employees.

C. Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we may obtain regulatory approval. Even if our product candidates are approved for marketing, sales of such product candidates will depend, in part, on the extent to which third-party payors, including government health programs in the U.S. (such as Medicare and Medicaid), commercial health insurers and managed care organizations, provide coverage and establish adequate reimbursement levels for such product candidates. In the U.S. the member states of the European Union and markets in other countries, patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Reimbursement rules and levels are not harmonized in the European Union and therefore differ from member state to member state. Patients are unlikely to use any product candidates we may develop unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of such product candidates. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services and imposing controls to manage costs.

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

Outside the U.S., we will face challenges in ensuring and obtaining adequate coverage and payment for any product candidates we may develop. Pricing of prescription pharmaceuticals is subject to governmental control in many countries, including in particular the member states of the European Union. Pricing negotiations with governmental authorities or other third-party payors such as statutory health insurance funds can extend well beyond the receipt of regulatory marketing approval for a product and may require us to conduct a clinical trial or non-interventional study that compares the cost effectiveness of any product candidates we may develop to other available therapies. The conduct of such a clinical trial or study could be expensive and result in delays in our commercialization efforts.

In the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost effectiveness of a particular product candidate to currently available therapies (so called health technology assessments) in order to obtain reimbursement or pricing approval. The European Union recently adopted Regulation (EU) 2021/2282 on health technology assessment, which provides a framework for member states to cooperate on health technology assessments at the EU level. The Regulation is directly applicable in all EU member states and will apply from January 12, 2025, although pricing will still be determined nationally. Moreover, at the national level, European Union member states may restrict the range of products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. Member states may approve a specific price for a product or may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other member states allow companies to fix their own prices for products, but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. Recently, many countries in the European Union have increased the amount of discounts required on pharmaceuticals and these efforts could continue as countries attempt to manage healthcare expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the European Union. The downward pressure on health care costs in general, particularly prescription products, has become intense. As a result, increasingly high barriers are being erected to the entry of new products in the marketplace. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various European Union member states and parallel trade (arbitrage between low-priced and high-priced member states) can further reduce prices. Special pricing and reimbursement rules may apply to orphan drugs. Inclusion of orphan drugs in reimbursement systems tend to focus on the medical usefulness, need, quality and economic benefits to patients and the healthcare system as for any product. Acceptance of any medicinal product for reimbursement may come with cost, use and often volume restrictions, which again can vary by country. In addition, results based rules of reimbursement may apply. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products, if approved in those countries.

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

D. Brexit and the Regulatory Framework in the United Kingdom

On June 23, 2016, in a national referendum, a majority of the electorate voted in favor of the United Kingdom leaving the European Union (commonly referred to as “Brexit”). On March 29, 2017, the United Kingdom Government formally notified the European Union of its intention to withdraw from the Union pursuant to Article 50 of the Treaty on the European Union. The United Kingdom formally left the European Union on January 31, 2020. Pursuant to the terms of the Withdrawal Agreement between the European Union and the United Kingdom, a transitional period ran between February 1, 2020 and December 31, 2020, during which all applicable EU law, including the regulation of medicinal products, applied to and in the United Kingdom. This transitional period has now expired. On December 24, 2020, the United Kingdom and the European Union announced that they have reached agreement on the terms of their future relationship as set out in the Trade and Cooperation Agreement (“TCA”). The European Union and the United Kingdom had agreed to provisionally apply the terms of the TCA, while the formal execution was still ongoing. The TCA formally entered into force on May 1, 2021. While the TCA governs tariff and quota free trade between the United Kingdom and the European Union markets, it does not provide for regulatory alignment. The regulatory framework for medicinal products in the United Kingdom is predominantly derived from European Union law. The UK currently offers different routes to obtain a marketing authorisation: (a) a national application route with a 150-day assessment timeline, excluding clock stops or (b) a reliance route by which a company relies on a positive CHMP opinion with a 67-day assessment timeline. The reliance route will be available to companies until December 31, 2023 and there are new proposals for reliance routes recognizing EU, U.S. and certain other country regulatory approvals going forward.

Currently, domestic United Kingdom law provides that all existing European Union law in force on December 31, 2020 is retained in UK national law, subject to certain revisions that have become necessary as a result of Brexit. Thus, at least initially, the United Kingdom and the European Union laws are aligned. However, the UK Government has introduced the Retained EU Law (Revocation and Reform) Bill into Parliament, which proposes that all retained European Union law will expire on December 31, 2023 (or at the latest June 23, 2026). The Bill proposes to grant certain powers to Government Ministers to make regulations in affected areas.

Under the terms of the Northern Ireland Protocol to the Withdrawal Agreement, European Union law continues to apply to and in Northern Ireland. The terms of the Protocol are subject to renegotiation between the United Kingdom and the European Union, including the Windsor Framework Political Declaration.

E. Greater China

a.) Mainland China

Similar to the U.S. and the European Union, Mainland China has rules governing the approval for development and commercialization of drugs, including specialized rules for vaccines. China’s drug law and regulations require that the National Medical Products Administration’s, or NMPA’s, Center for Drug Evaluation, or CDE, approve a clinical trial application prior to initiating a study to support the safety and effectiveness of a drug. This clinical trial application and the testing procedure that may precede it can be expedited if there is a pressing declared health emergency, as was the case with COVID-19.

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

F. Turkey

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

G. Rest of the World Regulation

The requirements governing the conduct of clinical trials, product (including vaccine) licensing, pricing, and reimbursement vary from country to country in markets outside the EU and the U.S. In many markets, clinical trials must be conducted in accordance with Good Clinical Practice and applicable regulatory requirements. Ethical standards typically follow the Declaration of Helsinki principles. In response to the COVID-19 pandemic, some markets have granted or are considering the grant of emergency use authorizations for vaccine candidates instead of the otherwise available regulatory approval pathways. Supply of the COVID-19 vaccine to a number of countries outside of the US and the EU is similarly governed by vaccine supply agreements with local governments.

Failure to adhere to regulatory requirements may lead to, among others, fines, suspension or withdrawal of regulatory authorizations or approvals, product recalls, seizure of products, restrictions or suspensions of operations, or criminal prosecution.

H. Healthcare Law and Regulation

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

I.Current and Future Healthcare Reform Legislation

In the U.S. and foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities, and affect our ability to profitably sell any product candidates for which we obtain marketing approval. We expect that current laws, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we, or any collaborators, may receive for any approved products. The Biden administration has discussed proposals to control drug pricing and new legislation may be proposed regarding government negotiation of drug pricing that may affect future profitability.

Additionally, other federal health reform measures have been proposed and adopted in the U.S. since the ACA was enacted:

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

Further, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which have resulted in several recent Congressional inquiries and proposed bills designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. In addition, the federal government, state legislatures and foreign governments have shown significant interest in implementing cost containment programs, including price-controls, restrictions on reimbursement, and requirements for substitution of generic products for branded prescription drugs to limit the growth of government-paid health care costs. For example, the federal government has passed legislation requiring pharmaceutical manufacturers to provide rebates and discounts to certain entities and governmental payors to participate in federal healthcare programs. Individual states in the U.S. have also become increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation, from other countries and bulk purchasing.

J. Packaging and Distribution in the U.S.

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

K. Other U.S. Environmental, Health and Safety Laws and Regulations

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

X. Intellectual Property

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

mRNA Structure

Our patent portfolio includes patent filings directed to various features of mRNA structure, which may, for example, contribute to increased immunogenicity (e.g., antigen presentation), translation efficiency, and/or stability of mRNA constructs that include them. Such features include, for example, antigen-MHC fusions, 5’ cap structures and related features, 3’ UTR structures, polyA tails, reduced-uracil content mRNAs, and modified nucleoside RNAs. Filings directed to each of these features, and/or to RNA constructs that include them (singly or in combination), or collectively, the mRNA

Structure Filings, have been made in the U.S. and various foreign jurisdictions. Some such mRNA Structure Filings are owned solely by BioNTech SE which are referred to collectively in this section as BioNTech, some jointly by BioNTech and one or more third parties, and some by BioNTech licensors, such as Louisiana State University, or LSU, and the terms of the applicable agreement with LSU, are further summarized below in “C. In-Licensing.” We have non-exclusive rights to use certain US and European patent filings owned by University of Pennsylvania and relating to RNA containing modified nucleosides through our sublicense agreements with mRNA RiboTherapeutics, Inc. (MRT) and CellScript, LLC, collectively the MRT-CellScript Sublicenses and summarized below in “C. In-Licensing”. Issued existing mRNA Structure Filings have, and pending existing mRNA Structure Filings, if issued, would have, 20-year terms that extend into the mid-2020s to the early-2040s.

mRNA Formulations

Our patent portfolio includes patent filings directed to various formulations for mRNA delivery, some of which are utilized with current development candidates. For example, our portfolio includes patent filings directed to lipoplex formulations and preparations thereof or collectively, the mRNA Lipoplex Filings. Issued mRNA Lipoplex Filing(s) has/have, and pending existing mRNA Lipoplex Filings, if issued, would have, 20-year terms that extend into the mid to late-2030s. Such mRNA Lipoplex Filings are solely owned by BioNTech or jointly owned by BioNTech and TRON.

In addition, our portfolio includes U.S. and foreign patent filings directed to lipid nanoparticles and polyplex technologies, which are solely owned by BioNTech or jointly owned by BioNTech and TRON, or collectively, the mRNA Lipid Nanoparticle/Polyplex Filings. Issued mRNA Lipid Nanoparticle/Polyplex Filings have, and pending mRNA Lipid Nanoparticle/Polyplex Filings, if issued, would have, 20 year terms that extend into the mid- to late-2030s. Some of such mRNA Lipid Nanoparticle/Polyplex Filings were granted in certain foreign jurisdictions, and currently include U.S. issued patents. The terms of the co-ownership of such patent filings with TRON are summarized below in “C. In-Licensing.”

mRNA Manufacturing

As discussed below, we utilize trade secret protection for many aspects of our mRNA manufacturing technologies, including as currently utilized for production of certain of our development candidates. In addition, our patent portfolio includes certain patent filings relevant to mRNA manufacturing, or collectively, the mRNA Manufacturing Filings, which we believe may provide commercial value to protect product candidates and/or support collaborations or other licensing arrangements. For example, our mRNA Manufacturing Filings include U.S. and foreign patent filings relating to certain aspects of mRNA purification and production. These mRNA Manufacturing Filings are either solely owned by BioNTech, or jointly owned by BioNTech and TRON and, if issued, would have 20-year terms that would extend into mid 2030 to early 2040s; there are patents granted in certain foreign jurisdictions including EP, but no U.S. patent was yet issued.

mRNA Commercial Products and Product Candidates

Our COVID-19 vaccine. Our COVID-19 vaccine (BNT162b2) is our most advanced mRNA product, and is sold in monovalent (based on the Original strain; marketed as Comirnaty) and bivalent (one RNA based on the Original strain and one RNA based on an Omicron variant) formats. The monovalent format has received full U.S. FDA approval for individuals 12 and older and emergency use authorization for individuals 6 months to <12 years old, as well as full and/or conditional marketing approval in various other jurisdictions. The bivalent format (Original and Omicron BA.4/BA.5) has been authorized under Emergency Use Authorization (EUA) by the FDA in the U.S. for individuals 6 months and older. In Europe, two bivalent versions (Original and Omicron BA.1; and Original and Omicron BA.4/BA.5) have received conditional marketing authorization for individuals 12 years and older. Additional COVID-19 vaccine candidates, as well as various dosing regimens and use in patient populations with certain medical conditions are being tested in clinical trials. Certain mRNA oncology product candidates are also in clinical development and involve various platforms. Our pipeline also includes mRNA product candidates for treatment of certain infectious diseases beyond COVID-19, and mRNA product candidates for protein replacement therapy in certain rare diseases.

Comirnaty and Other COVID-19 Vaccine mRNA Product Candidates

Both our marketed monovalent and bivalent COVID-19 vaccines utilize nucleoside-modified mRNA formulated in lipid nanoparticles and encoding an optimized SARS-CoV-2 full-length spike protein antigen.

Our platform patent filings relevant to our COVID-19 vaccines, collectively, the “BNT162b2 Platform Filings”, include certain mRNA Structure Filings relating to features for increasing translation efficiency and/or stability of mRNA constructs (e.g., certain 3’ UTR structures containing a specific sequence element, and interrupted polyA tails), including filings which are jointly owned by BioNTech and TRON; also relevant are certain mRNA Manufacturing Filings. Issued BNT162b2 Platform Filings have, and pending BNT162b2 Platform Filings, if issued, would have 20-year terms extending into the late-2020s to the early-2040s. We also have undertaken various patent filings specifically related to BNT162b2 structure (including as may be tailored based on particular SARS-CoV-2 variants), composition, formulation, packaging, use and/or manufacture, or the BNT162b2 Filings, including filings that have arisen through collaboration with third parties such as Pfizer. Such filings relevant to our COVID-19 vaccines, if issued, would have 20-year terms that would extend into early 2040s; there is one issued U.S. patent within the BNT162b2 Filings that covers our COVID-19 vaccines.

As noted above, our MRT-CellScript Sublicenses grant us rights to use certain U.S. and European patents and applications relating to RNAs containing modified nucleosides, including as used in BNT162b2. We also have a non-exclusive license from the National Institutes of Health granting us right to use certain US and European patent filings that may relate to SARS-CoV-2 spike (S) protein variants that lock the S protein in an antigenically preferred prefusion conformation; such a variant is utilized in BNT162b2.

Additionally, we have obtained third-party licenses to technologies relating to certain lipids and/or lipid nanoparticles and formulations used in BNT162b2, including a non-exclusive license from Acuitas Therapeutics Inc., or Acuitas, grants use rights relevant to proprietary lipid nanoparticles and formulations used in BNT162b2.

Additional COVID-19 vaccine mRNA product candidates are being developed and tested in clinical trials, which share with BNT162b2 certain structural elements, and/or features of composition, formulation, packaging, use and manufacture. Thus, some or all of the BNT162b2 Platform Filings and/or BNT162b2 Filings, as well as the in-licensed rights discussed above with respect to BNT162b2, may be relevant to certain of these candidates. We have also undertaken patent filings specifically related to structures and uses of certain such additional candidates, including BNT162b4, which includes a T-cell antigen mRNA encoding SARS-CoV-2 non-spike proteins that are highly conserved across a broad range of SARS-CoV-2 variants and were chosen based on our proprietary target prioritization platform and is being assessed in combination with our bivalent COVID-19 vaccine product, and BNT162b5, a bivalent product that includes RNAs encoding enhanced prefusion spike proteins for the SARS-CoV-2 Original strain and an Omicron variant. Such filings specifically relevant to BNT162b4 or BNT162b5, if issued, would have 20-year terms that would extend into the early 2040s.

Moreover, we are currently studying safety and efficacy of our COVID-19 vaccines and vaccine candidates in various dosing regimens (including booster doses) and/or in different age groups and/or individuals with various medical conditions, and also in combination with other vaccines or therapies. Certain of our patent filings, including certain BNT162b2 Filings, cover such uses being tested in clinical trials.

Oncology mRNA Product Candidates

We currently have more than 10 clinical oncology programs in Phase 1 or Phase 2. Our most advanced clinical oncology programs involve our iNeST immunotherapy product candidates being developed with our collaborator, Genentech. We also have FixVac product candidates in Phase 1 and Phase 2 clinical trials and have initiated Phase 1 clinical trials of our mRNA-based intratumoral immunotherapy developed through our collaboration with Sanofi.

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

Our patent portfolio further includes U.S. and foreign filings directed to the process of identifying neoantigens in patient samples and/or predicting those that will be immunoreactive in an iNeST immunotherapy product, or collectively, the Neoantigen Filings. Certain issued Neoantigen Filings have, and certain pending Neoantigen Filings, if issued, would have 20-year terms that extend into the 2030s. Many of the Neoantigen Filings are solely owned by BioNTech, or jointly owned by BioNTech and TRON; our acquisition of Neon added various Neoantigen Filings, including both BioNTech U.S.-owned and in-licensed filings. BioNTech and TRON jointly own issued EP patent number 2714071, whose claims recite steps relating to neoantigen selection, that were unsuccessfully opposed by multiple third parties; said third parties have appealed the decision to reject such opposition. In addition, a related EP patent number 3473267 from the same patent family with claims reciting steps relating to neoantigen selection for an RNA vaccine encoding a recombinant polyepitopic polypeptide is being opposed by a third party; claims in the related U.S. case are granted. If we are unsuccessful in these opposition/ appeal proceedings, the patent claims for our iNeST product candidates may be narrowed, or a patent may not issue at all. See “Risk Factors—Risks Related to our Intellectual Property” in this Annual Report on Form 20-F.

We are currently studying our iNeST product candidates for the treatment of metastatic melanoma and pancreatic cancer in Phase 2 clinical trials and those for the treatment of various solid tumors in Phase 1 clinical trials. Certain iNeST mRNA Platform Filings and Neoantigen Filings cover treatment of each of these indications. However, we do not currently have any claims in our owned or in-licensed issued patents that are directed to use of iNeST product candidates in the indications of these clinical trials.

Intratumoral Immunotherapies

Certain of the mRNA Structure Filings (including some that are relevant to iNeST and/or FixVac product candidates, as discussed above) are also directed to one or more features of our intratumoral immunotherapies, including our most advanced intratumoral immunotherapy, which we are developing through our collaboration with Sanofi, and which has entered Phase 1 clinical trials. For example, mRNA Structure Filings relating to 3’ UTR structures containing a specific sequence element, and interrupted polyA tail structures, which, as noted above are solely or jointly owned by BioNTech, provide protection to our current intratumoral immunotherapy development candidate. Such issued patent filing(s) has/have, and such pending patent filings, if issued, would have, 20-year terms that extend into the mid-2030s.

Certain patent filings that are relevant to intratumoral immunotherapies include certain patent filings under the MRT-CellScript Sublicenses, which include patent filings directed to nucleotide-modified mRNAs.

Additionally, certain patent filings have arisen from our collaboration relating to compositions including mRNAs encoding particular cytokines for treatment of solid tumors, or the mRNA Cytokine Filings. Such mRNA Cytokine Filings, if issued, would have 20-year terms that would extend into 2038. We have assigned certain of such mRNA Cytokine Filings (including one issued foreign patent) to Sanofi in accordance with our agreement.

RiboMabs and RiboCytokines

We own or license a number of patent filings directed to our RiboMab and RiboCytokine programs. Many are owned solely by us, some are jointly owned, and some have been acquired or licensed.

Patent filings relevant to our RiboMab and RiboCytokine programs include certain mRNA Structure Filings that are also relevant to our iNeST and/or FixVac product candidates, including certain patent filings relating to 3’ UTR structures containing a specific sequence element, and interrupted polyA tail structures; and patent filings under the MRT-CellScript Sublicenses relating to nucleoside-modified mRNAs as well as certain patent filings we have licensed from Acuitas and Genevant relating to lipid or non-liposomal formulations.

Infectious Diseases beyond COVID-19

As is discussed elsewhere, we have collaborated with third parties, including Pfizer and Penn to develop infectious disease mRNA vaccines, some of which are currently in clinical trials at different phases, including as mRNA vaccines against influenza (Phase 3) and HSV 2 (Phase 1). We are also developing our own mRNA vaccines against malaria, which has recently entered Phase 1 clinical trial.

Certain patent filings that might be useful to our infectious disease mRNA vaccines include certain of the mRNA Structure Filings and the mRNA Lipid Nanoparticle/Polyplex Filings as well as certain patent filings under the MRT-CellScript Sublicenses, which include patent filings directed to nucleotide-modified mRNAs. Self-Amplifying RNA Filings as discussed above may also be relevant. We have also undertaken and continue to undertake filings specific to particular product candidates.

We have also licensed technologies relating to certain lipids and/or lipid nanoparticles and formulations that may be useful for certain infectious disease mRNA vaccines.

Rare Diseases

We are developing mRNA-based protein replacement therapy for several rare disease indications through our collaboration with Genevant.

Certain of the mRNA Structure Filings (including some that are relevant to iNeST and/or FixVac product candidates, as discussed above) and patent filings under the MRT-CellScript Sublicenses (including patent filings directed to nucleoside-modified mRNAs) also provide protection for one or more features of mRNA-based protein replacement product candidates. For example, mRNA Structure Filings include patent filings directed to 3’ UTR structures containing a specific sequence element and interrupted poly A tail structures. As noted above, such mRNA Structure Filings are solely or jointly owned by BioNTech; such issued patent filing(s) has/have, and such pending patent filings, if issued, would have 20-year terms that would extend into the mid-2030s. However, there are currently no issued patents specific to our rare disease product candidates under development.

Our patent portfolio relating to our rare disease programs also include certain patent filings that we have licensed from Genevant, or the Genevant Filings. Specifically, some of the Genevant Filings are owned by Arbutus Biopharma Corporation and relate primarily to lipid or non-liposomal formulations that might be useful in these programs, with 20-year terms that extend into mid-2020s to mid-2030s for the issued Genevant Filings and the pending Genevant Filings, if issued.

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

Various aspects of our technology platforms and our product candidates are claimed in patent filings. We also pursue other modalities of protection, including trademark and trade secret protection, as appropriate. Many of our intellectual property assets were developed and are owned solely by us, some have been developed via collaboration and are jointly owned, and some have been acquired by acquisition and/or licensed from third parties. We expect that we will continue to make additional patent application filings, and will continue to pursue opportunities to acquire and license additional intellectual property assets, technologies, platforms or product candidates, as developments arise or are identified.

Regardless, we cannot be certain that any of the patent filings or other intellectual property rights that we have pursued or obtained will provide protection for any products as commercialized. Our COVID-19 vaccine product (Comirnaty) has been approved and our bivalent version (Original and Omicron BA.4/BA.5) has been authorized under Emergency Use Authorization (EUA) by the FDA in the U.S. for individuals 12 and older. In addition, both Comirnaty and our bivalent vaccine were also authorized by the FDA in the U.S. under EUA for individuals 6 months to <12 years old. As different variants of SARS-CoV-2 arise, and its impact and characteristics evolve, the composition, manufacture, and use (including, e.g., dosage regimen) of our COVID-19 vaccine products may be adjusted or modified and our filings may not protect them. Our other product candidates are currently in clinical testing, with no certainty that they will be successful, or that significant modification or adjustment may not be required for successful commercialization.

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

As of January 1, 2023, our overall owned and in-licensed patent portfolio included more than 300 patent families, each of which includes at least one filing in the U.S. or Europe, and several of which are pending or granted in multiple jurisdictions. The patent families include at least 100 patent families that are solely or jointly owned by BioNTech, including certain families acquired through our acquisitions and others that we have licensed from a third party.

An issued patent provides its owner (or possibly its licensee) with a right to exclude others from making, using or selling that which is claimed in the patent, for a specified period of time (the “term” of the patent), in the jurisdiction in which the patent is issued. In the U.S., and in many other countries, patents have a presumptive term of 20 years from their effective filing date (which is the earliest non-provisional filing date to which the patent claims priority). However, many jurisdictions, including the U.S., require the payment of periodic maintenance fees in order for patents to remain in force for the full 20-year term. The U.S. also has provisions that require a patent term to be shortened if its claims are too similar to another patent owned by the same party that has a shorter term. The U.S. and certain other jurisdictions also have provisions that permit extension of patent term for patents that claim a drug or drug product, or its approved use, if the patent was issued before clinical trials were completed and certain other requirements were satisfied. In the U.S., such extension is called a Patent Term Extension, or PTE, and it is limited to a period of not more than five years, or the total patent term including the PTE cannot exceed 14 years after the date of regulatory approval; only one patent can be extended per product approval. We did not extend any patent for our COVID-19 vaccine (Comirnaty) when it was approved by the FDA in the U.S. in 2021. The U.S. also offers a different form of patent term extension, known as Patent Term Adjustment, or PTA, whereby a particular patent’s term is automatically extended beyond the 20-year date if the U.S. Patent and Trademark Office, or the USPTO, caused delay during its examination; however, potentially available PTA is reduced by any amount of any delay caused by the patent applicant.

Below, we provide a summary of the contours of our current patent portfolio as it relates to different aspects of relevant technology, including noting ownership and patent terms for filings included in the portfolio that are directed to such aspects. Particularly given our pre-commercial state of development for many product candidates, we cannot be certain that any of the patent filings in our portfolio will provide meaningful protection for products that we do or attempt to commercialize.

2. Cell Therapy

Engineered Cell Therapy

Our engineered cell therapy product class features use of chimeric antigen receptor, or CAR-, T cell or individualized T-cell receptors for oncology therapy. Our patent filings relevant to these platforms and product candidates, or the CAR-T/TCR Filings, are generally co-owned by BioNTech US, BioNTech Cell & Gene Therapies and TRON. For example, the CAR-T/TCR Filings include patent filings directed to various CAR-T formats and methods of enhancing CAR-T cells by nucleic acid vaccination, as well as patent filings directed to compositions of matter comprising individualized T-cell receptors, for example. The CAR-T/TCR Patent Filings, if issued, would have patent terms that would extend into the mid-2030s to early 2040s.

Certain CAR-T programs involve CAR-T-cell product candidates that target different members of the claudin family. Our patent portfolio includes certain patent filings specifically relevant to our claudin-specific CAR-T-cell product candidates and are jointly owned by BioNTech Cell & Gene Therapies, and TRON, or the Claudin-Specific CAR-T Cell Filings. The issued Claudin-Specific CAR-T-cell filings have, and the pending Claudin-Specific CAR-T-cell filings, if issued, would have, 20-year terms extending into the mid-2030s. The terms of our co-ownership of such patent filings with TRON are summarized below in “—C. In-Licensing.”

Activated T Cells

Our acquisition of Neon included technologies for using peripheral blood mononuclear cells, or PBMCs, (e.g., collected from apheresis material of patients) as a starting material to induce and/or expand ex vivo functional T cells specific for therapeutically-relevant neoantigens.

Our BNT221 program, formerly Neon’s NEO-PTC-01 program, is a personalized adoptive T-cell therapy, which uses multiple T-cell populations expanded from an individual patient’s PBMCs that together target a set of neoantigens expressed by that patient’s tumor.

Patent filings relevant to BNT221, referred to herein as the T-cell Induction/Expansion Filings, are generally solely owned by BioNTech US, or co-owned by BioNTech US and the Netherlands Cancer Institute (NKI). For example, the T Cell Induction/Expansion Filings include patent filings directed to therapeutic T cell compositions and methods of ex vivo induction and/or expansion of antigen-specific T cells. An issued subsisting T-cell Induction/Expansion Filing in the U.S. has, and pending subsisting T-cell Induction/Expansion Filings, if issued, would have, patent terms that extend into the late-2030s to early-2040s.

3. Antibodies

Our antibodies product class features bispecific checkpoint immunomodulators for oncology therapy, which are developed through collaboration with Genmab. Our development candidates include bispecific antibodies that are designed to activate 4-1BB upon simultaneous binding to PD-L1 or CD-40. Our patent portfolio includes certain patent filings relevant to such bispecific antibodies, or the Bispecific Checkpoint Modulator Filings, co-owned by us and Genmab. Such Bispecific Checkpoint Modulator Filings, if issued, would have 20-year terms that would extend into the late 2030s.

We have also recently expanded our collaboration with Genmab to include development of monospecific antibody candidates to address malignant solid tumors. For example, BNT313 is a CD27 antibody based on Genmab’s proprietary HexaBody technology platform, specifically engineered to form an antibody hexamer (a formation of six antibodies) upon binding its target on the cell membrane of the T cells. We have also undertaken and continue to undertake filings specific to particular product candidates.

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

In November 2017, we and TRON entered into a supplementary agreement to include certain research and development activities regarding neoepitope RNA immunotherapies as work included in the TRON Research Agreement. In February 2022, we agreed to extend the term of the supplementary agreement.

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

The parties to the TRON License Agreement grant licenses to each other under their shares in the Development Results substantially as follows. Ganymed is exclusively entitled to use the Development Results for certain antibodies and antibody fragments that bind to certain defined targets, or the Ganymed Field of Use. We are exclusively entitled to use the Development Results in any other field of use (including immunological therapeutics, small molecule compounds, small interfering RNA (siRNA)-based therapeutics, micro-proteins, antibody based in vitro (except for those in the Ganymed Field of Use), diagnostics and therapeutics based on long-chain RNA as well as other cell therapy applications, immune cells transgenized with recombinant directed against certain defined targets or chimeric antigene receptors and RNA-based pharmaceuticals). The University Parties may use the Development Results for internal research purposes only. We have an obligation to use reasonable efforts to develop and commercialize products in our field of use worldwide.

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

Under the LSU Agreement, UW and LSU granted to us an exclusive royalty-bearing license under certain patent rights relating to mRNA cap analogs and the synthesis and use of anti-reverse phosphorothioate analogs of the mRNA cap in the U.S., certain jurisdictions in the European Union and other countries. As consideration for the license granted, we are obligated to pay running royalties in the low single digits on all net sales of products utilizing the licensed patents and to pay annual maintenance fees to LSU.

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

D. Trademark Portfolio

Certain features of our business and our product candidates are protected by trademarks. Our trademark portfolio includes, but is not limited to, Comirnaty, BioNTainer, FixVac, RiboCytokine, RiboMab, Recon, Neo-Stim, Precision Neo-Stim, and Maptac, including logo versions of some of these trademarks.

Brand names appearing in italics throughout this report are trademarks owned by BioNTech. All other trademarks are the property of their respective owners.

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

XI. Competition

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

Specifically, our marketed monovalent and bivalent COVID-19 vaccines and any other COVID-19 vaccines we and Pfizer develop would compete with other COVID-19 vaccines that have been approved or authorized for temporary or emergency use and a large number of vaccine manufacturers, academic institutions and other organizations currently have programs to develop COVID-19 vaccine candidates.

XII. Legal Proceedings

Claims mainly related to purported obligations arising out of certain contractual disputes unrelated to the below mentioned patent proceedings had previously been reflected as provisions in our consolidated statements of financial position (as of September 30, 2022 our provisions for legal proceedings amounted to €359.1 million). In our consolidated financial statements as of and for the year ended December 31, 2022 our provisions for legal proceedings were mainly released due to the favorable outcome of such proceedings received in March 2023 and treated as an adjusting event.

Our contingencies include, but are not limited to, intellectual property disputes and product liability and other product-related litigation. From time to time, in the normal course and conduct of our business, we may be involved in discussions with third parties about considering, for example, the use and/or remuneration for use of such third party’s intellectual property. As of December 31, 2022, none of such intellectual property-related considerations that we have been notified of and for which potential claims could be brought against us or our subsidiaries in the future, fulfill the criteria for recording a provision. We are subject to an increasing number of product liability claims. Such claims often involve highly complex issues related to medical causation, correctness and completeness of product information (Summary of Product Characteristics/package leaflet) as well as label warnings and reliance thereon, scientific evidence and findings, actual and provable injury, and other matters. These complexities vary from matter to matter. As of December 31, 2022, none of these claims fulfill the criteria for recording a provision. Substantially all of our contingencies are subject to significant uncertainties and, therefore, determining the likelihood of a loss and/or the measurement of any loss can be complex. Consequently, we are unable to estimate the range of reasonably possible loss. Our assessments, which result from a complex series of judgments about future events and uncertainties, are based on estimates and assumptions that have been deemed reasonable by management, but that may prove to be incomplete or inaccurate, and unanticipated events and circumstances may occur that might cause us to change those estimates and assumptions. We currently do not believe that any of these matters will have a material adverse effect on our financial position, and will continue to monitor the status of these and other claims that may arise. However, we could incur judgments, enter into settlements or revise our expectations regarding the outcome of matters, which could have a material adverse effect on our results of operations and/or our cash flows in the period in which the amounts are accrued or paid. We will continue to evaluate whether, if circumstances were to change in the future, the recording of a provision may be needed and whether potential indemnification entitlements exist against any such claim.

Certain pending matters to which we are a party are discussed below.

For a description of the risks relating to these and other legal proceedings we face and may in the future face, see “Risk Factors” elsewhere in this Annual Report.

Alnylam Proceedings

In March 2022, Alnylam Pharmaceuticals, Inc., or Alnylam, filed a lawsuit against Pfizer and Pharmacia & Upjohn    Co. LLC in the U.S. District Court for the District of Delaware alleging that an existing patent owned by Alnylam, U.S. Patent No. 11,246,933, or the ‘933 Patent, is infringed by the cationic lipid used in Comirnaty, and seeking monetary relief, which is not specified in their filings. We filed a counterclaim to become party to the Alnylam proceeding, and in June 2022, Alnylam added to its claims allegations that we induced infringement of the ‘933 Patent. Additionally, in July 2022, Alnylam filed a lawsuit against us, our wholly owned subsidiary, BioNTech Manufacturing GmbH, Pfizer and Pharmacia & Upjohn Co. LLC in the U.S. District Court for the District of Delaware alleging that we also induced infringement of a newly issued patent, U.S. Patent No. 11,382,979, or the ‘979 Patent, which is a continuation of the ‘933 Patent. The two lawsuits were consolidated on July 28, 2022 and are currently pending.

We believe we have strong defenses against the allegations claimed relative to each of the patents and intend to vigorously defend ourselves in the proceedings mentioned above. However, our analysis of Alnylam’s claims is ongoing and complex, and we believe the outcome of the suit remains substantially uncertain. Taking into account discussions with our external lawyers, we do not consider the probability of an outflow of resources to be sufficient to recognize a provision at the balance sheet date. In our opinion, these matters constitute contingent liabilities as of the balance sheet date. However, it is currently impractical for us to estimate with sufficient reliability the respective contingent liabilities.

CureVac Proceedings

In July 2022, CureVac AG, or CureVac, filed a lawsuit against us and our wholly owned subsidiaries, BioNTech Manufacturing GmbH and BioNTech Manufacturing Marburg GmbH, in the Düsseldorf Regional Court, alleging Comirnaty’s infringement of one European patent, EP1857122B1, or the EP’122 Patent, and three Utility Models DE202015009961U1, DE202015009974U1, and DE202021003575U1. Later in July 2022, we and Pfizer filed a complaint for a declaratory judgment in the U.S. District Court for the District of Massachusetts, seeking a judgment of non-infringement by Comirnaty of U.S. Patent Nos. 11,135,312, 11,149,278 and 11,241,493. In August 2022, CureVac added European Patent EP3708668B1, or the EP’668 Patent, to its German lawsuit. In September 2022, we and Pfizer filed a declaration of non-infringement and revocation action against the EP’122 Patent and the EP’668 Patent in the Business and Property Courts of England and Wales. In addition, we filed a nullity action in the Federal Patent Court of Germany seeking a declaration that the EP’122 Patent is invalid. Lastly, on November 11, 2022, we filed cancellation actions seeking the cancellation of the three German Utility Models in the German Patent and Trademark Office. All of the proceedings are currently pending.

We believe we have strong defenses against the allegations claimed relative to each of the patents and utility models and intend to vigorously defend ourselves in the proceedings mentioned above. However, our analysis of CureVac’s claims is ongoing and complex, and we believe the outcome of the suit remains substantially uncertain. Taking into account discussions with our external lawyers, we do not consider the probability of an outflow of resources to be sufficient to recognize a provision at the balance sheet date. In our opinion, these matters constitute contingent liabilities as of the balance sheet date. However, it is currently impractical for us to estimate with sufficient reliability the respective contingent liabilities.

Moderna Proceedings

In August 2022, ModernaTX, Inc., or Moderna, filed three patent infringement lawsuits against us and Pfizer related to Comirnaty. Moderna filed a lawsuit against us and Pfizer and our wholly owned subsidiaries, BioNTech Manufacturing GmbH, BioNTech Europe GmbH and BioNTech Manufacturing Marburg GmbH, Pfizer Manufacturing Belgium NV, Pfizer Ireland Pharmaceuticals and Pfizer Inc. in the Düsseldorf Regional Court alleging Comirnaty’s infringement of two European Patents, 3590949B1, or the EP’949 Patent and 3718565B1, or the EP’565 Patent. Moderna filed a second lawsuit asserting infringement of the EP’949 Patent and EP’565 Patent against us and our wholly owned subsidiaries, BioNTech Manufacturing GmbH, BioNTech Europe GmbH and BioNTech Manufacturing Marburg GmbH, Pfizer Limited, Pfizer Manufacturing Belgium NV and Pfizer Inc. in the Business and Property Courts of England and Wales. Additionally, Moderna filed a lawsuit in the United States District Court for the District of Massachusetts against us and our wholly owned subsidiaries BioNTech Manufacturing GmbH and BioNTech US Inc. and Pfizer Inc. alleging infringement of U.S. Patent Nos. 10,898,574, 10,702,600 and 10,933,127 and seeking monetary relief, which was not specified in the filings. In September 2022, we and Pfizer filed a revocation action in the Business and Property Courts of England and Wales requesting revocation of the EP’949 Patent and EP’565 Patent. Later in September 2022, Moderna filed a lawsuit against us and our wholly owned subsidiary BioNTech Manufacturing GmbH and Pfizer B.V., Pfizer Export B.V., C.P. Pharmaceuticals International C.V. and Pfizer Inc. in the District Court of The Hague alleging Comirnaty’s infringement of the EP ‘949 Patent and EP’565 Patent. All of the proceedings are currently pending.

We believe we have strong defenses against the allegations claimed relative to each of the patents and intend to vigorously defend ourselves in the proceedings mentioned above. However, our analysis of Moderna’s claims is ongoing and complex, and we believe the outcome of the suit remains substantially uncertain. Taking into account discussions with our external lawyers, we do not consider the probability of an outflow of resources to be sufficient to recognize a provision at the balance sheet date. In our opinion, these matters constitute contingent liabilities as of the balance sheet date. However, it is currently impractical for us to estimate with sufficient reliability the respective contingent liabilities.

C. Organizational Structure

See Item 18.

D. Property, Plant and Equipment

The following is a summary of our principal owned and leased real estate. We also lease other properties in the ordinary course of business as part of our global operations.

Germany:

Our headquarters are located in Mainz, where we principally occupy:

•

Approximately 9,416 square meters (approximately 101,353 square feet) of laboratory, GMP manufacturing, storage and office space at An der Goldgrube 12, 55131 Mainz. We acquired ownership of the building in December 2022.

•

Approximately 8,446 square meters (approximately 90,912 square feet) of office and laboratory container space at Freiligrathstr. 6, 55131 Mainz. The lease of the office container space expires on June 30, 2027. The laboratory container space is owned by us.

•

Approximately 1,049 square meters (approximately 11,291 square feet) of office and GMP manufacturing space under a lease for part of the building located at Kupferbergterrasse 15, 55161 Mainz under a lease that expires on March 31, 2027.

•

Approximately 4,882 square meters (approximately 52,549 square feet) of laboratory and office space located at Adam-Opel-Straße 10, 55129 Mainz, which is owned by us, as well as 9,278 square meters (approximately 99,868 square feet) of undeveloped land intended for construction of a laboratory and office building of up to 12,000 square meters in size. Currently the land is occupied by approximately 2,125 square meters (approximately 22,873 square feet) office container space.

•

We also own a plot of land of approximately 8,753 square meters (approximately 94,216 square feet) at Hechtsheimer Straße 2, 55131 Mainz, where construction for a GMP manufacturing facility of approximately 18,000 square meters (approximately 193,750 square feet) has commenced in 2021.

•

Approximately 42,164 square meters (approximately 453,850 square feet) of office space under a lease for two of three building parts at Grosse Bleiche 54-56, 55131 Mainz under a lease that expires on December 31, 2029.

In Idar-Oberstein:

•

The IMFS facility consists of approximately 2,800 square meters (approximately 30,140 square feet), which includes 650 square meters (approximately 7,000 square feet) of clean room area, and 700 square meters (approximately 7,500 square feet) of development and quality control laboratories.

•

We occupy approximately 575 square meters (equivalent to approximately 6,200 square feet) of this space, which is used primarily for storage, under a lease that has an initial expiry date of October 1, 2021, but which we have extended until September 30, 2026.

•

We occupy approximately 100 square meters (equivalent to approximately 1,075 square feet) of this space, which is used primarily for storage, under a lease that can be terminated by either party on six months’ written notice (but not earlier than May 1, 2020).

•

We occupy approximately 80 square meters (equivalent to approximately 860 square feet) of this space, which is used as office space, under a lease that can be terminated by either party on three months’ written notice.

•	The rest of this facility, including the GMP-certified manufacturing suites, is owned by BioNTech.

•

In 2022, we completed construction of two new buildings at the IMFS facility, and now occupy an additional 780 square meters (approximately 8,395 square feet) of clean room space and 550 square meters (approximately 5,900 square feet) of laboratory space, expanding our capacity for GMP cell therapy manufacturing, and 650 square meters (approximately 7,000 square feet) of office space.

•	We have added 2,106 square meters of container space for QA and QC processes (approximately 22,669 square feet) at Vollmersbachstraße under a lease which expires on July 31, 2025.

In Marburg:

•

Our manufacturing facility consists of approximately 10,240 square meters (approximately 110,220 square feet), including 4,589 square meters (approximately 49,400 square feet) of GMP space, 2,422 square meters (approximately 26,070 square feet) of technical and storage facilities, 540 square meters (approximately 5,810 square feet) of laboratory space and 2,690 square meters (approximately 28,960 square feet) of offices. The lease will expire December 31, 2034.

•	We also occupy approximately 2,040 square meters (approximately 21,958 square feet) of GMP and office space under a lease which will expire April 30, 2032.

•	We are also currently expanding into a new facility of 2,882 square meters (approximately 31,022 square feet) under a lease which is due to expire November 30, 2023.

In Berlin:

•	At our JPT facility, we occupy approximately 1,794 square meters (approximately 19,299 square feet) of office, laboratory and other space:

•

Approximately 250 square meters of that space (approximately 2,690 square feet) is occupied under a lease which had an expiry date of June 20, 2020 but continues for further six-month periods, unless terminated by either party on three months’ prior written notice.

•

Approximately 1,523 square meters (approximately 16,199 square feet) are occupied under a lease for an indeterminate period but which may be terminated by either party on 12 months’ prior written notice.

•

The remaining approximately 20 square meters (approximately 215 square feet) of storage space is occupied under a lease on a monthly basis and can be terminated by either party giving two weeks’ written notice.

•	A new laboratory and office building at Adlershof, which is owned by JPT, is currently under construction.

In Martinsried, we occupy approximately 1,862 square meters (approximately 20,042 square feet) under a lease which will expire on December 31, 2026.

In Neuried:

•	We occupy approximately 1,732 square meters (approximately 18,643 square feet) of laboratory and office space under a lease which will expire on November 30, 2031.

•

We leased additional space in July 2022 of approximately 1,470 square meters (approximately 15,822 square feet) of laboratory, office and storage space under a lease which will expire on August 30, 2029.

In Fussgoenheim, we occupy approximately 3,869 square meters (approximately 41,645 square feet) of freezer farm space under a lease that has an initial term that expires on December 31, 2023 and will renew automatically for an additional one-year period until terminated.

In Mutterstadt, we occupy approximately 5,269 square meters (approximately 56,715 square feet) of freezer farm space under a lease that has an initial term that expires on December 31, 2023 and will renew automatically for an additional one-year period until terminated.

We intend to expand our capacity as follows:

•

In January 2022, we commenced construction of a four-story building at An der Goldgrube 12 in Mainz, which we will own. We have planned laboratory space for research and development, offices, storage facilities, a conference center and cafeteria. As a result, we will occupy an additional 24,000 square meters (approximately 258,300 square feet) of laboratory space and office space.

•

On January 13, 2022, we purchased property for the construction of a new office building adjacent to the planned iNeST GMP manufacturing facility. Upon completion of the construction project, we will occupy up to approximately 6,100 additional square meters (approximately 65,650 square feet) of useable floor space for offices, storage, meeting areas and cafeteria.

Global locations:

In Cambridge, Massachusetts, we principally occupy:

•

Approximately 2,490 square meters (approximately 26,802 square feet) of laboratory and office space under a lease for part of a building located at 40 Erie Street that has an initial term that expires on September 30, 2024, but which we have the option to extend until September 30, 2029.

•

Approximately 1,672 square meters (approximately 18,000 square feet) of laboratory and office space for part of a building located at 45-75 Sidney Street under a lease which will expire on December 31, 2024.

In Gaithersburg, Maryland, we are leasing approximately 5,476 square meters (approximately 60,022 square feet) under a lease which will expire on July 31, 2033.

In Vienna, Austria, we signed a lease in September 2022 for approximately 1,300 square meters (approximately 14,000 square feet) of office and laboratory space for part of the building located at Helmut-Qualtinger-Gasse 2, 1030 Vienna, Austria. The lease commencement date is April 1, 2023, with a lease term of eight years and an option to extend.

In Kigali, Rwanda, we have leased a plot of land of approximately 35,100 square meters (approximately 377,800 square feet) to develop an mRNA vaccine factory for the manufacturing of bulk drug substance and bulk drug product.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following “Operating and Financial Review and Prospects” discussion should be read together with the information in our financial statements and related notes included elsewhere in this Annual Report. The following discussion is based on our financial information prepared in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. GAAP. The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described in “Risk Factors” and elsewhere in this Annual Report. Please also see “Cautionary Statement Regarding Forward-Looking Statements.”

A. Operating Results

Financial Operations Overview

The following table shows our consolidated statements of profit or loss for each period presented:

	Years ended December 31,
(in millions)	2022	2021	2020
Revenues
Commercial revenues	€17,194.6	€18,874.0	€303.5
Research & development revenues	116.0	102.7	178.8

Total revenues	€17,310.6	€18,976.7	€482.3

Cost of sales	(2,995.0)	(2,911.5)	(59.3)
Research and development expenses	(1,537.0)	(949.2)	(645.0)
Sales and marketing expenses	(59.5)	(50.4)	(14.5)
General and administrative expenses	(484.7)	(285.8)	(94.0)
Other operating expenses	(407.0)	(94.4)	(2.4)
Other operating income	815.3	598.4	250.5

Operating income / (loss)	€12,642.7	€15,283.8	€(82.4)

Finance income	330.3	67.7	1.6
Finance expenses	(18.9)	(305.1)	(65.0)

Profit / (loss) before tax	€12,954.1	€15,046.4	€(145.8)

Income taxes	(3,519.7)	(4,753.9)	161.0

Profit for the period	€9,434.4	€10,292.5	€15.2

Earnings per share
Basic profit for the period per share	€38.78	€42.18	€0.06
Diluted profit for the period per share	€37.77	€39.63	€0.06

Comparison of the year ended December 31, 2022 and the year ended December 31, 2021

Revenues

The following is a summary of revenues recognized for the periods indicated:

	Years ended December 31,		Change
(in millions)	2022	2021	€	%
Revenues
Commercial revenues	€17,194.6	€18,874.0	€(1,679.4)	(9)
COVID-19 vaccine revenues	17,145.2	18,806.8	(1,661.6)	(9)
Sales to collaboration partners(1)	1,224.3	970.9	253.4	26
Direct product sales to customers	3,184.7	3,007.2	177.5	6
Share of collaboration partners’ gross profit and sales milestones	12,736.2	14,828.7	(2,092.5)	(14)
Other sales	49.4	67.2	(17.8)	(26)
Research & development revenues from collaborations	116.0	102.7	13.3	13

Total revenues	€17,310.6	€18,976.7	€(1,666.1)	(9)

(1)	Represents sales to our collaboration partners of products manufactured by us and reflects manufacturing costs and variances to the extent identified.

Commercial Revenues

From the year ended December 31, 2021 compared to the year ended December 31, 2022 commercial revenues decreased by €1,679.4 million from €18,874.0 million to €17,194.6 million, mainly due to the slightly decreased demand for our COVID-19 vaccine. We are the marketing authorization holder in the United States, the European Union, the United Kingdom, Canada and other countries, and holder of emergency use authorizations or equivalents in the United States (jointly with Pfizer) and other countries. Submissions to pursue regulatory approvals in those countries where emergency use authorizations or equivalents were initially granted are ongoing. Pfizer has marketing and distribution rights worldwide with the exception of China, Germany and Turkey. Fosun Pharma has marketing and distribution rights in China, Hong Kong special administrative region, or SAR, Macau SAR and the region of Taiwan. The allocation of marketing and distribution rights defines territories in which the collaboration partners act as a principal.

Sales to collaboration partners represent sales of products manufactured by us to collaboration partners. Whenever responsibilities in the manufacturing and supply process of the COVID-19 vaccine shift and the COVID-19 vaccine is transferred, the vaccine is sold from one partner to the other. Under the collaboration with Pfizer, from time to time, those sales are significantly influenced by amounts due to write-offs of inventories as well as costs related to production capacities derived from contracts with Contract Manufacturing Organizations (CMOs) that became redundant. Those costs represent accrued manufacturing variances and are charged to our partner once finally materialized. These manufacturing variances are reflected as transfer price adjustment once identified and assessed highly probable. Sales to collaboration partners during the years ended December 31, 2022, and 2021, amounted to €1,224.3 million and €970.9 million, respectively. During the years ended December 31, 2022, and 2021 those sales included €850.0 million and €31.0 million, respectively, related to the aforementioned manufacturing variances.

By supplying our territories during the years ended December 31, 2022, and 2021, we recognized €3,184.7 million and €3,007.2 million of revenues, respectively, from direct COVID-19 vaccine sales in Germany and Turkey. The share of gross profit that we owe our collaboration partner Pfizer based on our sales is recognized as cost of sales.

Based on COVID-19 vaccine sales in the collaboration partners’ territories, we are eligible to receive a share of their gross profit, which represents a net figure and is recognized as collaboration revenue during the commercial phase, together with sales milestones that are recorded once the underlying thresholds are met. When determining the gross profit, manufacturing cost variances either reflected as transfer price adjustment as described above, or resulting from costs highly probable to be incurred by the partner were considered. During the year ended December 31, 2022, €12,736.2 million gross profit share has been recognized as revenue. During the year ended December 31, 2021, €14,352.1 million gross profit share and €476.6 million of sales milestones have been recognized as revenues.

Research & Development Revenues from Collaborations

From the year ended December 31, 2021 compared to the year ended December 31, 2022, research and development revenues from collaborations increased by €13.3 million or 13% from €102.7 million to €116.0 million. This was mainly derived from our collaborations with Pfizer and Sanofi S.A, or Sanofi.

Cost of Sales

The following table summarizes our cost of sales for the periods indicated:

	Years ended December 31,		Change
(in millions)	2022	2021	€	%
Cost of sales
Cost of sales related to COVID-19 vaccine revenues	€2,960.1	€2,855.6	€104.5	4
Cost related to other sales	34.9	55.9	(21.0)	(38)

Total cost of sales	€2,995.0	€2,911.5	€83.5	3

From the year ended December 31, 2021 to the year ended December 31, 2022, cost of sales increased by €83.5 million or 3% from €2,911.5 million to €2,995.0 million, mainly due to recognizing cost of sales from our COVID-19 vaccine sales, which included the share of gross profit that we owe our collaboration partner Pfizer based on our sales. In addition, cost of sales was impacted by expenses arising from inventory write-offs and expenses for production capacities derived from contracts with Contract Manufacturing Organizations, or CMOs, that became redundant. The effects were driven by the introduction of a new COVID-19 vaccine formulation, the switch from the monovalent vaccine to our Omicron-adapted bivalent COVID-19 vaccines and due to accelerating internal manufacturing capacities during the year ended December 31, 2022.

Research and Development Expenses

The following table summarizes our research and development expenses for the periods indicated:

	Years ended December 31,		Change
(in millions)	2022	2021	€	%
Research and development expenses
Purchased services	€621.6	€572.6	€49.0	9
Wages, benefits and social security expense	385.9	233.1	152.8	66
Laboratory supplies	398.0	53.8	344.2	640
Depreciation and amortization	49.3	32.9	16.4	50
Other	82.2	56.8	25.4	45

Total research and development expenses	€1,537.0	€949.2	€587.8	62

From the year ended December 31, 2021 to the year ended December 31, 2022, our research and development expenses increased by €587.8 million or 62% from €949.2 million to €1,537.0 million, mainly due to expenses in connection with the development and production of our Omicron-adapted bivalent COVID-19 vaccines and from progressing the clinical studies for our pipeline candidates. The increase was further driven by an increase in wages, benefits and social security expenses resulting from an increase in headcount as well as expenses incurred under our share-based-payment arrangements.

Sales and Marketing Expenses

The following table summarizes our sales and marketing expenses for the periods indicated:

	Years ended December 31,		Change
(in millions)	2022	2021	€	%
Sales and marketing expenses
Purchased services	€24.0	€26.5	€(2.5)	(9)
IT costs	11.2	5.0	6.2	124
Wages, benefits and social security expense	7.8	4.3	3.5	81
Other	16.5	14.6	1.9	13

Total sales and marketing expenses	€59.5	€50.4	€9.1	18

From the year ended December 31, 2021 to the year ended December 31, 2022, our sales and marketing expenses increased by €9.1 million or 18% from €50.4 million to €59.5 million, mainly due to increased expenses for IT consulting and an increase in wages, benefits and social security expenses resulting from an increase in headcount.

General and Administrative Expenses

The following table summarizes our general and administrative expenses for the periods indicated:

	Years ended December 31,		Change
(in millions)	2022	2021	€	%
General and administrative expenses
Wages, benefits and social security expense	€145.9	€90.5	€55.4	61
Purchased services	143.9	70.2	73.7	105
IT and office equipment	88.1	25.1	63.0	251
Insurance premiums	21.3	30.4	(9.1)	(30)
Other	85.5	69.6	15.9	23

Total general and administrative expenses	€484.7	€285.8	€198.9	70

From the year ended December 31, 2021 to the year ended December 31, 2022, our general and administrative expenses increased by €198.9 million or 70% from €285.8 million to €484.7 million, mainly due to increased expenses for IT consulting and IT services, increased expenses for purchased management consulting and legal services as well as an increase in wages, benefits and social security expenses resulting mainly from an increase in headcount. Our business development transactions also contributed to the increase in general and administrative expenses.

Other Operating Income / Expenses

The following table summarizes our other result, including other operating income and expenses, for the periods indicated:

	Years ended December 31,		Change
(in millions)	2022	2021	€	%
Other operating result
Other operating income	€815.3	€598.4	€216.9	36
Foreign exchange differences, net	727.4	446.3	281.1	63
Government grants	1.4	137.2	(135.8)	(99)
Gain on derivative instruments at fair value through profit or loss	—	5.7	(5.7)	(100)
Other	86.5	9.2	77.3	840
Other operating expenses	€(407.0)	€(94.4)	€(312.6)	331
Loss on derivative instruments at fair value through profit or loss	(385.5)	(86.3)	(299.2)	347
Other	(21.5)	(8.1)	(13.4)	165

Total other operating result	€408.3	€504.0	€(95.7)	(19)

From the year ended December 31, 2021 to the year ended December 31, 2022, our total other result decreased by €95.7 million or 19% from €504.0 million to €408.3 million. The other operating result reflected the change in foreign exchange rates and included increased foreign exchange differences that related to our U.S. dollar denominated trade receivables which were mainly incurred under our COVID-19 collaboration with Pfizer, U.S. dollar denominated trade payables as well as U.S. dollar denominated other financial liabilities which mainly relate to obligations incurred from our license agreements. The amounts were offset by recording the change in fair value of foreign exchange forward contracts that were entered into during the year ended December 31, 2022 to manage some of our transaction exposures but were not designated as hedging instruments under IFRS.

Finance Income / Expenses

The following table summarizes our finance result for the periods indicated:

	Years ended December 31,		Change
(in millions)	2022	2021	€	%
Finance result
Finance income	€330.3	€67.7	€262.6	388
Fair value adjustments of financial instruments measured at fair value	216.8	—	216.8	—
Foreign exchange differences, net	65.0	66.2	(1.2)	(2)
Interest income	48.5	1.5	47.0	n.m.
Finance expenses	€(18.9)	€(305.1)	€286.2	(94)
Interest expenses related to financial assets	(11.1)	(2.5)	(8.6)	344
Interest expenses related to lease liabilities	(5.1)	(2.9)	(2.2)	76
Amortization of financial instruments	(2.7)	(21.9)	19.2	(88)
Fair value adjustments of financial instruments measured at fair value	—	(277.8)	277.8	(100)

Total finance result	€311.4	€(237.4)	€548.8	(231)

From the year ended December 31, 2021 to the year ended December 31, 2022, our total financial result increased by €548.8 million from a negative financial result of €237.4 million to a positive financial result of €311.4 million, mainly due to the change in fair value measurement adjustments of the derivative embedded within the convertible note. In February

2022 we gave notice to Temasek (Ellington Investments Pte. Ltd.), or Temasek, that we would exercise our early redemption option and fully redeemed the convertible note on March 1, 2022 (see the description of “Liquidity and Capital Resources” in this Item 5 of this Annual Report as well as in Note 12 of our consolidated financial statements included elsewhere in this Annual Report). The fair value measurement adjustments which led to finance expenses during the year ended December 31, 2021 and finance income during the year ended December 31, 2022 were mainly driven by our share price development during the time up until redemption.

Income Taxes

The following table summarizes our income taxes for the periods indicated:

	Years ended December 31,		Change
(in millions)	2022	2021	€	%
Current income taxes	€3,629.6	€4,535.0	€(905.4)	(20)
Deferred taxes	(109.9)	218.9	(328.8)	(150)

Income taxes	€3,519.7	€4,753.9	€(1,234.2)	(26)

Our current income taxes represent mainly corporate and trade taxes derived by our German tax group. The increase in profit during the year ended December 31, 2022 led to taxable income for the year ended December 31, 2022 for the German tax group. Corporate and trade tax charge will become due once tax declarations have been filed and assessed. For the year ended December 31, 2021 the German tax group incurred corporate and trade taxes.

As of December 31, 2022, our accumulated tax losses comprised tax losses of German entities not within the tax group (as of December 31, 2022: BioNTech BioNTainer Holding GmbH and BioNTech Idar-Oberstein Services GmbH, NT Security and Services GmbH, BioNTech Real Estate Verwaltungs GmbH and the Real Estate partnerships; as of December 31, 2021: BioNTech Innovation and Services Marburg GmbH, BioNTech Innovation GmbH, BioNTech Real Estate Verwaltungs GmbH and the Real Estate partnerships) and U.S. tax group.

As of December 31, 2022, we have not recognized deferred tax assets for unused tax losses and temporary differences at amount of €136.7 million (December 31, 2021: €81.0 million) as there is not sufficient probability in terms of IAS 12 that there will be future taxable income available against which the unused tax losses and temporary differences can be utilized.

These amounts included tax losses at an amount of €304.0 million U.S. federal tax losses and €184.6 million US state tax losses (December 31, 2021: €238.1 million U.S. federal tax losses and €147.4 million U.S. state tax losses, ) related to the US tax group, thereof €24.0 million U.S. federal losses and thereof €179.0 million U.S. state tax losses that begin to expire at various dates beginning in 2033. All other material unused tax losses and temporary differences can be carried forward indefinitely.

The realization of deferred tax assets is dependent upon the generation of future taxable income, the amount and timing of which are subject to uncertainties. We may become subject to income tax audits and adjustments by local tax authorities. The assessments of the recoverability of deferred tax assets and the nature of uncertain tax positions are subject to significant judgment by management and subject to change.

Comparison of the year ended December 31, 2021 and the year ended December 31, 2020

For a discussion of our operating results for the year ended December 31, 2020 and a comparison of the years ended December 31, 2021, and 2020 please refer to Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2021, as amended.

Information about Our Operating Segments

Decisions with respect to business operations and resource allocations are made by our Management Board, as the chief operating decision maker (CODM) based on BioNTech as a whole. Accordingly, we operate and make decisions as a single operating segment, which is also our reporting segment.

Related Party Transactions

Related party transactions that occurred during the years ended December 31, 2022, and 2021 are explained in Item 7. of this Annual Report as well as in Note 20 of our consolidated financial statements included elsewhere in this Annual Report.

Impact of COVID-19

As we advance our clinical programs, we are in close contact with our principal investigators and clinical sites, and are assessing the impact on the clinical trials, expected timelines and costs on an ongoing basis. For certain programs, including BNT111, BNT113, BNT122, and BNT161 (Influenza), we experienced delays in the commencement of trials due to slowed patient enrollment and other delays as a result of the COVID-19 pandemic between 2020 and 2022. After several months of delay to focus efforts on our COVID-19 vaccine in 2020 and 2021, we started multiple Phase 1 and 2 clinical trials in 2021 and beyond. The initial delays, even though they were temporary, may negatively impact our operations and overall business by delaying further progress of these clinical trials and preclinical studies. Our operations, including research and manufacturing, could also be negatively impacted due to the potential impact of staff absences as a result of self-isolation procedures or extended illness. Such factors were evaluated and considered when preparing this Annual Report for the year ended December 31, 2022. We will continue to evaluate observed and potential effects of the COVID-19 pandemic.

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

Key Performance Indicators

Financial key performance indicators

The following financial performance indicators are in the focus of our operational business development management:

Commercial COVID-19 vaccine revenues

These revenues include, expected revenues related to our share of gross profit from sales by our collaboration partners in territories allocated to them based on marketing and distribution rights; expected revenues from direct COVID-19 vaccine sales to customers in our territories; and expected revenues from sales to our collaboration partners of products manufactured by us. Revenue is heavily influenced by the volumes available under the collaboration and the agreed upon purchase quantities and serves as a performance indicator of our current commercial profitability. We use this measure based on current exchange rates (not currency adjusted).

Research and development expenses

Research and development expenses are an indicator of our future earnings potential, as this is highly dependent on the development of the clinical pipeline and the responsible use of the financial resources generated. We use this measure based on current exchange rates (not currency-adjusted).

Sales, general and administrative expenses

These costs include sales and marketing costs as well as general and administrative costs. We use this measure to manage the costs associated with the expansion of the sales and marketing organization to ensure the necessary infrastructure and digital capacity for future market-ready products, as well as to manage the internal administrative and coordinative functions associated with the expansion of research and development, such as finance, human resources, or business development, with regard to the associated cost development. We use this key figure on the basis of current exchange rates (not currency-adjusted).

In addition, we also use the following financial performance indicators:

Investments in property, plant and equipment and intangible assets

Capital expenditures for property, plant and equipment and intangible assets include expenditures for the acquisition of property, plant and equipment as well as expenditures for the acquisition of intangible assets and rights of use, unless they are made as part of business combinations. These mainly include expenditures for the expansion and improvement of our research and development and manufacturing facilities and investments in a state-of-the-art IT infrastructure to support the company in all digitization projects.

Annual effective income tax rate

The effective income tax rate is an important parameter as part of profitability and liquidity planning.

Non-financial key performance indicators

R&D Pipeline progress

Progress in research achievements, such as the development and commercialization of the COVID-19 vaccine, is a key performance indicator. We are working to clinically demonstrate the benefit of additional treatment approaches, further develop additional product candidates in the form of pivotal studies, and continuously expand collaborations and manufacturing capabilities to offer innovative treatments to patients around the world.

B. Liquidity and Capital Resources

Given our strong financial, scientific and operational accomplishments, we believe we have the resources to diligently allocate our current capital to drive a multi-platform strategy and deliver a fully integrated global biotechnology company. On the research and development (R&D) front, we are focused on developing next generation COVID-19 vaccines to maintain leadership and pandemic preparedness as well as broaden the label of and access to the vaccine. We also plan to invest heavily to build out our global development organization, bringing in talent with clinical and regulatory expertise needed to rapidly advance our diversified clinical pipeline. We are also diversifying our therapeutic area footprint which will enable us to fully leverage the potential of all technology platforms across autoimmune diseases, inflammatory diseases, cardiovascular disease, neurodegenerative diseases, and regenerative medicines. In addition, we plan to enhance capabilities through complementary acquisitions, technologies, infrastructure and manufacturing. To support our future trajectory, growing the organization and expanding our team is of utmost importance. We are on the way to develop our global footprint in key regions including Europe, the United States, Asia and Africa. Additionally, investing in manufacturing capabilities for key technologies and deploying our pandemic response capabilities remain priorities for us. As of December 31, 2022, we had cash and cash equivalents of €13,875.1 million. When analyzing our liquidity, we anticipate certain significant balance sheet items that are expected to improve our cash and cash equivalents balance subsequent to the end of the reporting period. Our trade receivables remained outstanding as of December 31, 2022 mainly due to the contractual settlement of the gross profit share under our COVID-19 collaboration with Pfizer as described in Note 6 to our consolidated financial statements included elsewhere in this Annual Report. As of December 31, 2022, our trade receivables included, in addition to the profit share for the fourth quarter of 2022, trade receivables which related to the gross profit share for the third quarter of 2022. The payment settling our gross profit share for the third quarter of 2022 (as defined by the contract) in the amount of €1,816.5 million was received from our collaboration partner subsequent to the end of the reporting period as of January 12, 2023.

Cash and cash equivalents are invested in accordance with our asset management and investment policy, primarily with a focus on liquidity and capital preservation, and consist primarily of cash in bank accounts and on hand as well as short-term investments, including time deposits and money market funds (“MMF”) with an original maturity of three months or less, which are stated at fair value.

In July 2020, we offered 5,500,000 ADSs each representing one of our ordinary shares, in a public, underwritten offering on the Nasdaq Global Select Market at a public offering price of $93.00 per ADS, or the Underwritten Offering. In August 2020, following the Underwritten Offering, we issued 16,124 ADSs each representing one of our ordinary shares, in a rights offering at the same public offering price of $93.00 per ADS, or the Rights Offering. The Underwritten Offering and the Rights Offering were part of a single, global offering which we refer to as the Global Offering. The gross proceeds of the Global Offering were $513.0 million (€436.3 million).

A fund associated with Temasek (Ellington Investments Pte. Ltd.), or Temasek, and another accredited investor participated in a private investment which we refer to as the June 2020 Private Placement. The private placement included an investment in a four-year mandatory convertible note and an investment in ordinary shares. The €100.0 million four-year mandatory convertible note with a coupon of 4.5% per annum and a conversion premium of 20% above the reference price was early redeemed during the year ended December 31, 2022. In April 2022, the early redemption was fulfilled by issuing 1,744,392 ordinary shares (see Notes 12 and 15 to our consolidated financial statements included elsewhere in this Annual Report).

In November 2020, we entered into a sales agreement, or the Sales Agreement, with Jefferies LLC and SVB Leerink LLC (now known as SVB Securities LLC), as sales agents, to establish an at-the-market offering program, pursuant to which we may sell, from time to time, ADSs representing ordinary shares for aggregate gross proceeds of up to $500.0 million. During the year ended December 31, 2021, we sold 995,890 ADSs, each representing one of our ordinary shares and previously held in treasury, under the Sales Agreement. During the year ended December 31, 2021, the aggregate gross proceeds were $200.0 million (€163.6 million). We did not sell any ADS during year ended December 31, 2022. As of December 31, 2022, the remaining capacity under the Sales Agreement is still $207.1 million. Under the at-the-market offering program ADSs are sold via the stock exchange and therefore no shareholders’ subscription rights are affected.

In January 2022, we announced a new research, development and commercialization collaboration with Pfizer to develop a potential first mRNA-based vaccine for the prevention of shingles (herpes zoster virus, or HZV). Under the terms of the agreement, Pfizer will pay $225.0 million in upfront payments, including a cash payment and an equity investment as we will pay Pfizer $25.0 million for the company’s proprietary antigen technology. In addition, we are eligible to receive future regulatory and sales milestone payments of up to $200.0 million as well as a share of gross profits arising from future product sales. The issuance of 245,284 ordinary shares with the nominal amount of €0.5 million was registered with the commercial register (Handelsregister) on March 24, 2022 (see Note 15 to our consolidated financial statements included elsewhere in this Annual Report).

In March 2022, our Management Board and Supervisory Board authorized a share repurchase program of ADSs, pursuant to which we may repurchase ADSs in the amount of up to $1.5 billion over the next two years. On May 2, 2022, the first tranche of our share repurchase program of ADSs, with a value of up to $1.0 billion, commenced. In November 2022, our Management Board and Supervisory Board authorized the second tranche of our share repurchase program of ADSs, with a value of up to $0.5 billion, commencing on December 7, 2022. During the year ended December 31, 2022, ADSs were repurchased at an average price of $143.98, for total consideration of $1.0 billion (€986.4 million). Repurchased ADSs were used to satisfy settlement obligations under our share-based payment arrangements.

In June 2022, at the Annual General Meeting, our shareholders approved a special cash dividend of €2.00 per ordinary share (including those held in the form of ADSs), which led to an aggregate payment of €484.3 million.

New Share Repurchase Program 2023

We expect our Management Board and Supervisory Board to authorize a share repurchase program of ADSs, pursuant to which we may repurchase ADSs in the amount of up to $0.5 billion during the year 2023. We expect to use all or a portion of the ADSs we repurchase and hold in treasury to satisfy upcoming settlement obligations under our share-based payment arrangements.

Cash Flow

The following table summarizes the primary sources and uses of cash for each period presented:

	Years ended December 31,
(in millions)	2022	2021	2020
Net cash flows from (used in):
Operating activities	€13,577.4	€889.7	€(13.5)
Investing activities	(35.3)	(566.1)	(144.8)
Financing activities	(1,419.3)	94.2	894.7

Total cash inflow	€12,122.8	€417.8	€736.4

Operating Activities

We derive cash flows from operations primarily from collaborations, the sale of products and services rendered. Our cash flows from operating activities are significantly influenced by cash we generated as settlement payments of our gross profit as well as our use of cash for operating expenses and working capital to support the business. As described in Note 6.2 to the consolidated financial statements included elsewhere in this Annual Report, the contractual settlement of the gross profit share has a temporal offset of more than one calendar quarter. Therefore, subsequent to the end of the reporting period, in January 2023, we further improved our cash position as we received the settlement payment of our gross profit share for the third quarter of 2022 (as defined by the contract).

Net cash generated in operating activities for the year ended December 31, 2022 was €13,577.4 million, comprising a profit before tax of €12,954.1 million, positive non-cash adjustments of €370.9 million, and a net positive change in assets and liabilities of €4,518.5 million. Non-cash items primarily included net foreign exchange differences as well as share-based payment expenses without cash-effect. The net positive change in assets and liabilities was primarily due to a decrease in trade receivables related to our COVID-19 collaboration with Pfizer, as described in Note 6.2 to the consolidated financial statements included elsewhere in this Annual Report.

Net cash generated in operating activities for the year ended December 31, 2021 was €889.7 million, comprising a profit before tax of €15,046.4 million, positive non-cash adjustments of €56.0 million, and a net negative change in assets and liabilities of €10,730.4 million. Non-cash items primarily included finance expenses related to our convertible bond fair value update which were offset by net foreign exchange differences and movements in government grants. The net negative change in assets and liabilities was primarily due to an increase in trade receivables related to our COVID-19 collaboration with Pfizer.

Net cash used in operating activities for the year ended December 31, 2020 was €13.5 million, comprising a loss before tax of €145.8 million, positive non-cash adjustments of €227.1 million, and a net negative change in assets and liabilities of €93.1 million. Non-cash items primarily included movements in government grant, depreciation and amortization as well as share-based compensation expenses and non-cash effective finance expenses. The net negative change in assets and liabilities was primarily due to an increase in trade receivables and a decrease in payables and liabilities as well as inventories.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2022 was €35.3 million, comprising the release of €375.2 million cash deposits and compensated by €329.2 million, which was attributable to the purchase of property, plant and equipment including the amounts spent with respect to the acquisition of the land and laboratory as well as the office facility of our headquarter in Mainz, Germany. Intangible assets investments amounted to €34.1 million, which was mainly attributable to certain patents and licenses. Therefore, the total capital expenditure spent on tangible and intangible assets during the year ended December 31, 2022 amounted to €363.3 million.

Net cash used in investing activities for the year ended December 31, 2021 was €566.1 million, comprising the investments of €375.2 million cash deposits, presented as financial assets as of December 31, 2021 due to their original term of six months, were shown as cash flow used in investing activities during the year ended December 31, 2021 but were returned to cash and cash equivalents during January and February 2022. In addition €127.5 million was attributable to the purchase of property, plant and equipment including the amounts spent with respect to our acquired facility in Gaithersburg, Maryland, United States as well as €20.8 million spent upon the acquisition of our new subsidiary in Vienna, Austria.

Net cash used in investing activities for the year ended December 31, 2020 was €144.8 million, of which €66.0 million was attributable to the purchase of property, plant and equipment and €60.6 million were mainly attributable to the acquisition of our new manufacturing facility in Marburg, Germany.

Financing Activities

Net cash used in financing activities for the year ended December 31, 2022 was €1,419.3 million, comprising the €986.4 million used for the first tranche of our $1.5 billion share repurchase program of ADS as well as the €484.3 million special cash dividend paid in June 2022. Whereas €110.5 million cash generated was attributable to the Pfizer equity investment as part of our HZV collaboration.

Net cash generated in financing activities for the year ended December 31, 2021 was €94.2 million, primarily generated from the sale of treasury shares under the at-the-market offering program net of transaction cost, as described in Note 15 to the consolidated financial statements included elsewhere in this Annual Report and offset by the amount spent when repaying our financing arrangement which was entered with the European Investment Bank, or the EIB.

Net cash generated in financing activities for the year ended December 31, 2020 was €894.7 million, primarily generated from proceeds from the issuance of shares in the amount of €753.0 million and proceeds from loans and borrowings in the amount of €156.0 million, partially offset by the payment of lease liabilities in the amount of €12.7 million.

Operation and Funding Requirements

As part of our capital allocation strategy, we expect to continue to incur significant and increasing operating expenses for the foreseeable future. We anticipate that our expenses will increase substantially if and as we and our collaborators:

•	continue or expand our research or development of our programs in preclinical development;

•	continue or expand the scope of our clinical trials for our product candidates;

•	initiate additional preclinical, clinical, or other trials for our product candidates, including under our collaboration agreements;

•	continue to invest in our immunotherapy platforms to conduct research to identify novel technologies;

•	change or increase our manufacturing capacity or capability;

•	change or add additional suppliers;

•

add additional infrastructure to our quality control, quality assurance, legal, compliance and other groups to support our operations as a public company and our product development and commercialization efforts, including expansion of sites in Germany and new sites in the United States, and potentially others globally;

•	attract and retain skilled personnel;

•	seek marketing approvals and reimbursement for our product candidates;

•	develop our sales, marketing, and distribution infrastructure for our COVID-19 vaccine and any other products for which we may obtain marketing approval or emergency use authorization;

•	seek to identify and validate additional product candidates;

•	acquire or in-license other product candidates and technologies;

•	acquire other companies;

•	make milestone or other payments under any in-license agreements;

•	maintain, protect, defend, enforce and expand our intellectual property portfolio; and

•	experience any delays or encounter issues with any of the above.

We are a party to license and research and development agreements with universities and other third parties, as well as patent assignment agreements, under which we have obtained rights to patents, patent applications and know-how. We enter into contracts in the normal course of business with CROs for clinical trials, clinical and commercial supply manufacturing, with vendors for preclinical research studies and for other services and products for operating purposes. We work together with CMOs, who manufacture our product candidates and products and enter into lease agreements to lease laboratory, GMP manufacturing, storage and office spaces. Purchase obligations under our agreements to the extent that they are quantifiable and not cancellable have been considered when defining our guidance for future cash commitments. Most of the committed cash outflow in 2023 is related to lease payments amounting to €40.5 million and CMO purchase obligations amounting to €41.4 million. Further, we have lease payment obligation with an amount of €192.0 million and purchase obligations of €55.2 million for the years 2024 and beyond.

We are subject to all of the risks related to the development and commercialization of pharmaceutical products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business.

Our future funding requirements, both near and long term, will depend on many factors, including, but not limited to:

•	the initiation, progress, timing, costs, and results of preclinical or nonclinical studies and clinical trials for our product candidates;

•	the amount and timing of revenues and associated costs from sales of our COVID-19 vaccine;

•	the results of research and our other platform activities;

•	the clinical development plans we establish for our product candidates;

•	the terms of any agreements with our current or future collaborators, and the achievement of any milestone payments under such agreements to be paid to us or our collaborators;

•	the number and characteristics of product candidates that we develop or may in-license;

•	the outcome, timing and cost of meeting regulatory requirements established by the FDA, the EMA and other comparable regulatory authorities;

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

•

the cost of establishing sales, marketing, and distribution capabilities for any product candidates for which we may receive marketing approval and reimbursement in regions where we choose to commercialize our products on our own; and

•	the terms of any ADS repurchases we make.

C. Research and Development, Patents and Licenses, etc.

Full details of our research and development activities and expenditures are given in Item 4 and under the description of the “Operating Results” in this Item 5 within this Annual Report.

D. Trend Information

See the description of “Operating Results” in this Item 5, ”Business Overview” in Item 4 and ”Risk Factors” in Item 3 within this Annual Report.

E. Critical Accounting Estimates

For a discussion of our Significant Accounting Judgments, Estimates and Assumption please refer to Note 3 to our consolidated financial statements included elsewhere in this Annual Report.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

Management Board (Vorstand)

During the year ended December 31, 2022, there were no changes to the composition of our Management Board and service agreements with Prof. Ugur Sahin, M.D., Sean Marett, Ryan Richardson and Prof. Özlem Türeci, M.D. were renewed. Following such renewals, all service agreements with current Management Board members have terms with end dates that fall between December 31, 2024 and December 31, 2026.

The following table sets forth the names and functions of the current members of our Management Board, their ages as of December 31, 2022 and their terms:

Name	Age	Term Expires	Position
Prof. Ugur Sahin, M.D.	57	2026	Chief Executive Officer
Jens Holstein	59	2025	Chief Financial Officer
Sean Marett	57	2024	Chief Business Officer and Chief Commercial Officer
Sierk Poetting, Ph.D.	49	2026	Chief Operating Officer
Ryan Richardson	43	2026	Chief Strategy Officer
Prof. Özlem Türeci, M.D.	55	2025	Chief Medical Officer

The business address of the members of our Management Board is the same as our business address: An der Goldgrube 12, D-55131 Mainz, Germany.

The following is a brief summary of the business experience of the members of our Management Board:

Prof. Ugur Sahin, M.D. co-founded BioNTech in 2008 and has served as our Chief Executive Officer since that time. He is a physician, immunologist and leader in the development of novel approaches to fight cancer and infectious diseases. Ugur Sahin is one of the world’s foremost experts on messenger ribonucleic acid (mRNA) medicines. He has pioneered several breakthroughs enabling the development of mRNA vaccines and other types of immunotherapies. He initiated and oversaw “Project Lightspeed,” the historic development of the first mRNA vaccine for COVID-19, moving from lab and clinical testing to conditional approval within an unprecedented 11-month period. He also leads BioNTech’s research and development of neoantigen specific as well as non-neoantigen specific mRNA cancer vaccines, which can be individually tailored and produced on demand according to the profile of non-synonymous mutations identified by next-generation sequencing in patients’ tumors. Ugur Sahin is co-inventor of more than 500 filed patents applications and patents. His academic credentials include serving as a Full Professor (W3) in Translational Oncology & Immunology at Johannes Gutenberg University in Mainz, Germany, where he was the supervisor for more than 50 Ph.D. students. He also holds the role of Chair of the Scientific Management Board of the Helmholtz Institute for Translational Oncology (HI-TRON), also in Mainz. Based on his contributions to scientific discovery, Ugur Sahin has received numerous awards and recognitions, including the German Sustainability Award, the Mustafa Prize, and the German Cancer Award. He is married to Özlem Türeci.

Jens Holstein is our Chief Financial Officer. Prior to joining BioNTech, Jens was CFO of dual-listed MorphoSys AG (Nasdaq/FWB: MOR) where he was instrumental in building a fully integrated biopharmaceutical company. Before joining MorphoSys in 2011, Jens Holstein served in multiple CFO positions as well as general management roles within the Fresenius SE Group. He served as Regional CFO for the region EME (Europe/Middle East) and as Managing Director of Fresenius Kabi Deutschland GmbH. From 2006 to 2010, he was Regional CFO of Fresenius Kabi Asia Pacific Ltd., based in Hong Kong. Prior to this appointment, Jens Holstein was Managing Director of Fresenius ProServe GmbH, and CFO and Labor Director of the company’s subsidiary Wittgensteiner Kliniken AG. Earlier positions within Fresenius included General Manager of hospitalia care GmbH, Commercial Manager of the Projects & Service business unit of Fresenius AG and Commercial Manager of hospitalia international GmbH. Jens Holstein also spent several years in the consulting industry, including in M&A with positions in Frankfurt and London. Jens Holstein holds a Diploma in Business Administration from the University of Münster, Germany. He is also a non-executive member of the board of directors at global genomic diagnostics company Veracyte Inc. (Nasdaq:VCYT), a listed company.

Sean Marett is our Chief Business Officer and Chief Commercial Officer. He joined BioNTech in 2012. Prior to joining BioNTech, he worked in global strategic and regional marketing and sales roles at GlaxoSmithKline (NYSE: GSK) in the United States and Pfizer (NYSE: PFE) in Europe before taking business development executive roles at Evotec (Nasdaq: EVO; FWB: EVT) and Lorantis. He has successfully executed complex licensing transactions with large pharmaceutical companies, negotiated M&A transactions and raised finance from investors. Sean Marett built and ran a contract clinical manufacturing organization with operations across Europe and the United States for over half a decade for the contract manufacturer NextPharma. Sean Marett has been Chair of PHMR Ltd, a company specializing in market access and pharmaceutical reimbursement, since 2017. He became a member of the supervisory board of AiCuris AG in February 2021. He previously held non-executive directorship of KWS BioTest Ltd (successfully sold to Charles River) from 2011 until 2018 and was a member of the investment committee of Mann BioInvest Ltd, a fund dedicated to biotechnology and pharmaceutical company investments from 2013 until 2016. He holds a BSc (Hons) in Biochemistry from Kings College London and an MBA from Manchester Business School.

Sierk Poetting, Ph.D. is our Chief Operating Officer. He joined BioNTech in September 2014 from Novartis (NYSE: NV), where he served in various positions and from May 2012 to August 2014 as Vice President and Chief Financial Officer for the Sandoz Division in North America. Sierk Poetting started his career as a consultant with McKinsey & Company. A German citizen, he holds a Master of Science in Optical Sciences from the University of Arizona and a Ph.D. in Physics from the Ludwig-Maximilians University in Munich.

Ryan Richardson is our Chief Strategy Officer. He brings more than 20 years of experience in the healthcare and finance industries to BioNTech. Ryan Richardson joined BioNTech in 2018 as the Senior Vice President, Corporate Development & Strategy and was appointed to Chief Strategy Officer and a Member of the Management Board in 2020. Prior to Joining BioNTech, Ryan Richardson was an Executive Director and Vice President in the Global Healthcare Investment Banking team at J.P. Morgan in London, where he advised companies in the biotech and life sciences industry on cross-border M&A, equity and debt capital financings. Earlier in his career, Ryan Richardson worked for five years as a Management Consultant to biopharmaceutical companies in the U.S. and Europe, focusing on strategic and operational projects in the areas of commercial strategy, pricing and market access, new product planning, and R&D transformation. Ryan holds an International MBA from the University of Chicago Booth School of Business, an MSc from the London School of Economics, and a BS in Biology from the University of Kansas.

Prof. Özlem Türeci, M.D., Co-founder and Chief Medical Officer of BioNTech, is a physician, immunologist, and cancer researcher with translational and clinical experience. She has helped lead the discovery of cancer antigens, the development of mRNA-based individualized and off-the-shelf vaccine candidates and other types of immunotherapies which are currently in clinical development. Özlem Türeci leads the clinical development of “Project Lightspeed.” She previously served as CEO and Chief Medical Officer of Ganymed Pharmaceuticals AG, which she co-founded with Ugur Sahin and Prof. Christoph Huber, M.D. The company was acquired by Astellas in 2016. She is also a professor for Personalized Immunotherapy at the University Medical Center Mainz and the Helmholtz Institute for Translational Oncology Mainz (HI-TRON) and currently serves as President of the Association for Cancer Immunotherapy (CIMT) in Germany. She is a recent recipient of the German Sustainability Award, among other notable recognitions. Özlem Türeci is married to Ugur Sahin.

Supervisory Board (Aufsichtsrat)

In 2022, we expanded our Supervisory Board by appointing Prof. Anja Morawietz, Ph.D. and Prof. Rudolf Staudigl, Ph.D. in our Annual General Meeting on June 1, 2022. Helmut Jeggle was reappointed as a Supervisory Board member in such Annual General Meeting and was re-elected by the Supervisory Board as its Chair in a meeting following the Annual General Meeting. Helmut Jeggle’s, Anja Morawietz’s and Rudolf Staudigl’s current appointment to our Supervisory Board will end upon the Annual General Meeting in 2026.

The following table sets forth the names and functions of the current members of our Supervisory Board, their ages as of December 31, 2022, their terms (which expire on the date of the relevant year’s general shareholders’ meeting) and their principal occupations outside of our Company:

Name	Age	Term Expires	Principal Occupation
Helmut Jeggle (Chair Supervisory Board)	52	2026	Managing partner and entrepreneurial venture capital investor of Salvia GmbH (Supervisory Board member 4SC AG, AiCuris AG, AFFiRiS AG, APK AG and Tonies SE)
Ulrich Wandschneider, Ph.D. (Deputy Chair Supervisory Board)	61	2023	Managing director of beebusy capital GmbH and independent consultant to companies in the lifescience and healthcare sector (from January 1 till December 31, 2021 Supervisory Board member Vanguard AG)
Prof. Christoph Huber, M.D. (Supervisory Board member)	78	2023	Professor emeritus at the Johannes-Gutenberg University Mainz (Deputy Chair of the Supervisory Board Tirol Kliniken GmbH)
Prof. Anja Morawietz, Ph.D. (Supervisory Board member)	45	2026	Certified Public Accountant and Management Consultant, Professor of External Accounting and General Business Administration at the Nuremberg University of Applied Sciences Georg Simon Ohm
Michael Motschmann (Supervisory Board member)	65	2023	Member of the Management Board and head of equity investments of MIG Capital AG (Supervisory Board member AFFiRiS AG, APK AG, HMW-Emissionshaus AG and HMW-Innovations AG)
Prof. Rudolf Staudigl, Ph.D. (Supervisory Board member)	68	2026	Independent consultant (member of the Supervisory Board of TÜV Süd Aktiengesellschaft, member of the Supervisory Board of Groz-Beckert KG (Deputy Chair))

The business address of the members of our Supervisory Board is the same as our business address: An der Goldgrube 12, D-55131 Mainz, Germany.

The following is a brief summary of the prior business experience of the members of our Supervisory Board:

Helmut Jeggle has been Chair of our Supervisory Board since its foundation in 2008. He has a degree in business administration from the University of Applied Sciences in Neu-Ulm and an MBA (Master of Business Administration) from the Stuttgart Institute of Management and Technology. From 2000 to 2007, Helmut Jeggle held various positions at Hexal AG. From 2007 onwards, he was, among other things, in charge of Direct Investments at ATHOS KG, the family office of the Strüngmann family, from which he resigned as general partner (Komplementär) in April 2021. Since 2014, Helmut Jeggle has been Managing Director of Salvia GmbH, where he acts as an entrepreneurial venture capital investor. He is currently a member of two other supervisory boards of listed companies, including 4SC AG (ETR: VSC) and Tonies SE (ETR: TNIE).

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

Prof. Christoph Huber, M.D. is a co-founder of BioNTech and has served as a member of our Supervisory Board since 2008. Christoph Huber has more than 50 years of professional experience in hematology, oncology and translational immunology. He served as Chair of the Department of Hematology and Oncology at the Johannes-Gutenberg University Mainz from 1990 to 2009 and, since 2009, has served as Chair Emeritus of the Department of Hematology and Oncology. He was a co-founder of Ganymed Pharmaceuticals AG, now a subsidiary of Astellas. Christoph Huber is an executive board member of CIMT and a board member of Ci3. From 2018 to April 2019, He served as a member of the supervisory board of TRON. Christoph Huber earned his M.D. at the University of Innsbruck.

Prof. Anja Morawietz, Ph.D. has served as a member of our Supervisory Board since 2022. She has been a professor of external accounting and general business administration at the Nuremberg University of Applied Sciences Georg Simon Ohm since 2015. She also works as a freelance auditor, particularly in audit-related consulting. Previously, she worked for ten years for auditing company KPMG, where she conducted audits of annual and consolidated financial statements and advised clients on accounting and regulatory issues. After training as a bank clerk at Norddeutsche Landesbank in Hanover, she studied business administration at Goethe University in Frankfurt am Main, where she also completed her doctorate as an external doctoral candidate.

Michael Motschmann has served as a member of our Supervisory Board since 2008. He co-founded MIG Verwaltungs AG, or MIG, in 2004, where he serves on the Management Board and as Head of Equity Investments. In his role with MIG, Michael Motschmann currently serves on the supervisory boards of several private portfolio companies.

Prof. Rudolf Staudigl, Ph.D. has served as a member of our Supervisory Board since 2022. He studied chemistry at Ludwig Maximilian University of Munich, obtaining his Ph.D. (Dr. rer. nat) in 1981. After postdoctoral research at Harvard University (Cambridge, USA) and Ludwig Maximilian University, he joined Wacker Chemitronic in 1983. Mr. Staudigl became Vice President of Operations at Wacker Siltronic Corporation (Portland, Oregon, USA) in 1989 and President a year later. He joined the Executive Board of Wacker Chemitronic in 1993. In 1995, Rudolf Staudigl was appointed to the Executive Board of Wacker Chemie. In May 2008, Rudolf Staudigl was appointed President & CEO of Wacker Chemie AG. He currently serves on various supervisory boards.

B. Compensation

Remuneration of Our Supervisory Board Members

The remuneration system of our Supervisory Board as included in our Articles of Association is structured as 100% fixed compensation. While retaining the system for the compensation of Supervisory Board members, the compensation of Supervisory Board members was slightly increased during the year ended December 31, 2022 to account for additional workload. The new provisions were approved by the Annual General Meeting on June 1, 2022.

Pursuant to Sec. 113 para. 3 AktG, as amended by the Act Implementing the Second Shareholder Rights Directive, the Annual General Meeting of a listed company must pass a resolution on the compensation of the members of the Supervisory Board at least every four years.

Hence, for the members of the Supervisory Board who joined in 2022, namely Anja Morawietz and Rudolf Staudigl, the remuneration was applied on a pro-rata basis from July 5, 2022, the date of entry of the corresponding amendment to the Articles of Association in our Commercial Register.

Retroactively, from January 1, 2022, the members of the Supervisory Board receive an annual compensation of €70,000, the Chair €210,000 and the Vice Chair €105,000. The Chair of the Audit Committee shall receive an additional annual compensation of €30,000. The respective Chair of another committee shall receive an additional annual compensation of €15,000. An ordinary committee member shall receive an additional annual remuneration of €5,000 per committee.

All members of the Supervisory Board are reimbursed for their expenses.

in thousands	Helmut Jeggle	Ulrich Wandschneider, Ph.D.	Prof. Christoph Huber, M.D.	Prof. Anja Morawietz, Ph.D.	Michael Motschmann	Prof. Rudolf Staudigl, Ph.D.
	Chair	Vice Chair
Base Compensation
2022	€210	€105	€70	€35	€70	€35
2021	177	88	59	—	59	—
Committee Compensation
2022	15	35	10	—	25	—
2021	4	24	—	—	4	—
Total
2022	€225	€140	€80	€35	€95	€35
2021	€181	€112	€59	€—	€63	€—

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

If the reimbursement of expenses or the compensation is subject to value-added tax, the value-added tax shall be paid in addition.

The Supervisory Board members are included in our D&O liability insurance and are co-insured at our expense.

The current appointments of our Supervisory Board will end with the Annual General Meeting during the respective year set forth below:

•	Helmut Jeggle: 2026

•	Ulrich Wandschneider: 2023

•	Christoph Huber: 2023

•	Anja Morawietz: 2026

•	Michael Motschmann: 2023

•	Rudolf Staudigl: 2026

Remuneration of the Members of Our Management Board

We have entered into agreements with all current members of our Management Board.

We believe that the agreements between us and the members of our Management Board provide for payments and benefits (including upon termination of employment) that are in line with customary market practice.

The following sets forth the termination dates of the current service agreements of our Management Board:

•	Prof. Ugur Sahin, M.D.: December 31, 2026

•	Jens Holstein: June 30, 2025

•	Sean Marett: December 31, 2024

•	Sierk Poetting, Ph.D.: November 30, 2026

•	Ryan Richardson: December 31, 2026

•	Prof. Özlem Türeci, M.D.: May 31, 2025

During the years ended December 31, 2022, and 2021, the fixed compensation of Ugur Sahin was €360,000. Effective January 1, 2023, subsequent to the end of the reporting period covered by this Annual Report, Ugur Sahin’s annual fixed compensation was increased to €700,000. Effective as of his appointment to the Management Board on July 1, 2021, Jens Holstein’s annual fixed compensation was €550,000. Hence, during the years ended December 31, 2022 and 2021, his effective annual fixed compensation amounted to €550,000 and €275,000, respectively. Effective April 1, 2022, Sean Marett’s annual fixed compensation was increased from €400,000 to €550,000. Hence, during the years ended December 31, 2022 and 2021, his effective annual fixed compensation amounted to €512,500 and €400,000, respectively. Effective December 1, 2021, Sierk Poetting’s annual fixed compensation was increased from €360,000 to €550,000. Hence, during the years ended December 31, 2022 and 2021, his effective annual fixed compensation amounted to €550,000 and €375,833, respectively. During the years ended December 31, 2022 and 2021 the fixed compensation of Ryan Richardson was €340,000 and €320,000, respectively. Effective January 1, 2023, subsequent to the end of the reporting period covered by this Annual Report, Ryan Richardson’s annual fixed compensation was increased to €550,000. Effective March 1, 2022, Özlem Türeci’s annual fixed compensation was increased from €360,000 to €550,000. Hence, during the years ended December 31, 2022 and 2021, her effective annual fixed compensation amounted to €518,333 and €360,000 respectively.

The service agreements with our Management Board provide for a short-term incentive compensation which is an annual performance-related bonus for the years of their respective service periods. During the year ended December 31, 2021, the maximum short-term incentive compensation for Ugur Sahin, Sean Marett, Sierk Poetting, Ryan Richardson and Özlem Türeci was €180,000, €200,000, €180,000, €160,000 and €180,000 which, considering the 2021 target achievement of 100%, led to the respective annual bonus amounts for the year ended December 31, 2021. Following the effective extension of their respective service agreements, the maximum short-term incentive compensation for Sean Marett, Sierk Poetting and Özlem Türeci was increased to €300,000, each which, considering the 2022 target achievement of 85%, led to €255,000, each as annual bonus amounts of the year ended December 31, 2022. The maximum short-term incentive compensation for Ugur Sahin and Ryan Richardson amounted to €180,000 and €170,000 during the year ended December 31, 2022 leading to annual bonus amounts of €153,000 and €144,500, respectively. Effective January 1, 2023, subsequent to the end of the reporting period covered by this Annual Report, Ugur Sahin’s and Ryan Richardson’s maximum short-term incentive compensation was increased to €350,000 and €300,000, respectively. Fixed compensation was increased to €550,000. Starting with his appointment to the Management Board on July 1, 2021, the maximum short-term incentive compensation for Jens Holstein was defined as €300,000 which led to an effective annual bonus of €150,000 and €255,000 for the years ended December 31, 2021 and 2022, respectively.

The payout amount of the short-term incentive compensation depends on the achievement of certain financial and non-financial performance criteria of the Group in a particular financial year, which goals are set uniformly for all members of the Management Board. 50% percent of the compensation are paid following the determination on the actual achievement of the performance targets (first installment), with the remaining amount payable one year after such determination, subject to adjustment relative to the performance of the price of the American Depositary Shares representing our ordinary shares during that year (second installment).

The service agreements with our Management Board provide for long-term incentive compensation (Management Board Grant - LTI) through an annual grant of options to acquire BioNTech shares during their respective service periods. The options granted each year will be subject to the terms and conditions of the respective authorizations of the Annual General Meeting creating our Employee Stock Ownership Plan (ESOP) and the applicable option agreement thereunder. During the year ended December 31, 2021, the number of options granted to Ugur Sahin, Sean Marett, Ryan Richardson and Özlem Türeci was calculated based on a target value of €750,000, €300,000, €260,000 and €300,000, respectively. Following the renewal of their respective service agreements, the target value for the number of options to be granted each year to Sean Marett, Sierk Poetting and Özlem Türeci was increased from €300,000 to €550,000. Hence during the year ended December 31, 2022, the number of options granted to Ugur Sahin, Sean Marett, Sierk Poetting, Ryan Richardson and Özlem Türeci was calculated based on a target value of €750,000, €550,000, €550,000, €280,000 and €550,000, respectively. Beginning on January 1, 2023, the target for the number of options to be granted each year for Ugur Sahin and Ryan Richardson was increased to €1,050,000 and €550,000, respectively. The number of options to be granted each year to Jens Holstein is based on a target value of €550,000, which was applied during the year ended December 31, 2022. During the year ended December 31, 2021, the number of options to be granted to Jens Holstein was calculated using a pro rata value of €275,000. In each case the target values are divided by the amount by which a certain target share price exceeds the exercise price.

Taking the requirements of Sec. 87a para. 1 AktG into account, the Supervisory Board adopted a compensation system for the members of the Management Board on May 7, 2021. The compensation system for members of the Management Board was approved by the Annual General Meeting on June 22, 2021 and becomes effective whenever new service agreements are entered into, existing service agreements are extended or specific compensation components are initiated.

The comprehensive remuneration system as approved by the Annual General Meeting on June 22, 2021 includes specific provisions with respect to benefits upon termination and is available online on our website at www.biontech.com. The information and other content appearing on our website are not incorporated by reference into this Annual Report and our website address is included in this report as an inactive textual reference only.

During the years ended December 31, 2022, and 2021, the members of our Management Board received the aggregate remuneration of €15.0 million and €20.4 million, respectively.

in thousands	Prof. Ugur Sahin, M.D.	Jens Holstein(1)	Sean Marett	Sierk Poetting, Ph.D.	Ryan Richardson	Prof. Özlem Türeci, M.D.
Fixed compensation
2022	€360	€550	€513	€550	€340	€518
2021	360	275	400	376	320	360
Fringe benefits(2)
2022	6	7	8	4	27	—
2021	6	3	22	4	16	—
Short-term incentive – first installment
2022	77	128	128	128	72	128
2021	90	75	100	90	80	90
Short-term incentive – second installment(3)
2022	3	188	141	235	4	183
2021	223	186	248	243	200	223
Other performance-related variable compensation(4)
2022	—	—	60	—	—	—
2021	—	—	—	—	—	—
Share-based payments (incl. long-term incentive)(5)
2022	5,866	863	1,507	1,550	69	809
2021	10,907	869	1,709	1,977	517	454
Total
2022	€6,312	€1,736	€2,357	€2,467	€512	€1,638
2021	€11,586	€1,408	€2,479	€2,690	€1,133	€1,127

(1)

Jens Holstein was appointed to the Management Board as Chief Financial Officer (CFO) effective as of July 1, 2021. As of his appointment, the Supervisory Board granted Jens Holstein a one-time signing bonus of €800,000 by awarding 4,246 phantom shares which are included in the share-based payments amounts. The phantom shares vest in four equal installments on July 1 of 2022, 2023, 2024, and June 30, 2025 but will only be settled in cash on July 1, 2025. The cash payment is subject to an effective settlement closing price cap. This means that the settlement closing price shall effectively be adjusted to ensure that the current price of an ADS as of the settlement date does not exceed 800% of the closing price applied when the award was initially granted. In addition, the total cash payment under the award shall not exceed €6.4 million.

(2)

Includes social security, health and additional insurance, company bike and travel expenses. Other fringe benefits, e.g. costs for security services, which are integral to the performance of business duties, are not included in the amount.

(3)

The fair value of the second installment of the short-term incentive compensation which has been classified as cash-settled share-based payment arrangement was determined pursuant to the regulations of IFRS 2 “Share-based Payments.” This table shows the pro-rata share of personnel expenses for the respective financial year that are recognized over the award’s vesting period beginning as of the service commencement date (date when entering or renewing service agreements) until each separate determination date and are remeasured until settlement date.

(4)	During the year ended December 31, 2022, as part of the extension of his service agreement, Sean Marett received a one-time signing and retention cash payment in the amount of €60,000.
(5)

The fair value of the share-based payments was determined pursuant to the regulations of IFRS 2 “Share-based Payments.” This table shows the pro-rata share of personnel expenses resulting from stock-based compensation for the respective financial year. It includes the share-based payment arrangements explained in footnote (1) and (2) and those explained in “Share-Based Payment Arrangements” in Note 16 to our consolidated financial statements included elsewhere in this Annual Report.

The table below provides an overview of the share options and other share-based payment instruments granted to our Management Board which are outstanding as of December 31, 2022 - excluding future grants:

	Grant Date / Allocation Date		Number of Ordinary Shares Underlying Share Options / Number of Phantom Share Options (1)		Option Exercise Price (€)(7)		Earliest Option Exercise Date(9)		Option Expiration Date		Name of the Program
Prof. Ugur Sahin, M.D.	11/15/2018		—		10.14		11/15/2022		11/15/2026		ESOP 2018
	10/9/2019	(2)	4,374,963		13.60		10/9/2023		10/9/2029		CEO Grant 2019
	2/13/2020	(3)	97,420		28.32		2/13/2024		2/13/2030		LTI 2020	(10)
	5/12/2021	(4)	17,780		173.66		5/12/2025		5/12/2031		LTI 2021	(10)
	5/31/2022	(5)	19,997		142.60		5/31/2026		5/31/2032		LTI 2022	(10)
Jens Holstein	5/17/2021		6,463		175.16		5/17/2025		5/17/2031		LTI 2021
	7/1/2021	(8)	4,246		n/a	(8)	7/1/2025	(8)	n/a	(8)	Signing Bonus
	5/31/2022	(5)	14,664		142.60		5/31/2026		5/31/2032		LTI 2022	(10)
Sean Marett	11/15/2018		230,780	(6)	10.14		11/15/2022		11/15/2026		ESOP 2018
	2/13/2020	(3)	38,968		28.32		2/13/2024		2/13/2030		LTI 2020	(10)
	5/12/2021	(4)	7,112		173.66		5/12/2025		5/12/2031		LTI 2021	(10)
	5/31/2022	(5)	14,664		142.60		5/31/2026		5/31/2032		LTI 2022	(10)
Sierk Poetting, Ph.D.	11/15/2018		—		10.14		11/15/2022		11/15/2026		ESOP 2018
	2/13/2020	(3)	38,968		28.32		2/13/2024		2/13/2030		LTI 2020	(10)
	5/12/2021	(4)	7,112		173.66		5/12/2025		5/12/2031		LTI 2021	(10)
	5/31/2022	(5)	14,664		142.60		5/31/2026		5/31/2032		LTI 2022	(10)
Ryan Richardson	9/16/2018		—		10.14		9/16/2022		9/16/2026		ESOP 2018
	2/13/2020	(3)	33,772		28.32		2/13/2024		2/13/2030		LTI 2020	(10)
	5/12/2021	(4)	6,163		173.66		5/12/2025		5/12/2031		LTI 2021	(10)
	5/31/2022	(5)	7,465		142.60		5/31/2026		5/31/2032		LTI 2022	(10)
Prof. Özlem Türeci, M.D.	11/15/2018		—		10.14		11/15/2022		11/15/2026		ESOP 2018
	2/13/2020	(3)	38,968		28.32		2/13/2024		2/13/2030		LTI 2020	(10)
	5/12/2021	(4)	7,112		173.66		5/12/2025		5/12/2031		LTI 2021	(10)
	5/31/2022	(5)	14,664		142.60		5/31/2026		5/31/2032		LTI 2022	(10)

(1)

18-for-1 stock split of our ordinary shares, which became effective on September 18, 2019 upon registration with the commercial register (Handelsregister) is reflected in share amounts granted in advance.

(2)

Options vest in four equal installments on October 9 of 2020, 2021, 2022 and 2023 but will not become exercisable before the expiry of the waiting period on October 9, 2023 and can only be exercised during the exercise windows as defined by our ESOP.

(3)

Options vest in four equal installments on February 13 of 2021, 2022, 2023 and 2024 but will not become exercisable before the expiry of the waiting period on February 13, 2024 and can only be exercised during the exercise windows as defined by our ESOP.

(4)

Options were issued as phantom share options and vest in four equal installments on May 12 of 2022, 2023, 2024 and 2025 for all Management Board members but Jens Holstein and May 17 of 2022, 2023, 2024 and 2025 for Jens Holstein. The options will not become exercisable before the expiry of the waiting period on May 12, 2025 and May 17, 2025, respectively.

(5)

Options were issued as phantom share options and vest in four equal installments on May 31, 2023, 2024, 2025 and 2026 for all Management Board members. The options will not become exercisable before the expiry of the waiting period on May 31, 2026.

(6)

Initially granted options (610,110) fully vested on November 15, 2022. Options which remain outstanding (230,780) can only be exercised during the exercise windows as defined by our ESOP and if certain performance conditions are fulfilled as of the date the relevant option rights are exercised.

(7)

All options are subject to an effective exercise price cap. This means that the exercise price shall effectively be adjusted to ensure that the current price of an ADS as of the exercise date does not exceed 800% of the exercise price. With respect to the ESOP 2018 and the CEO Grant 2019 agreements, the maximum economic benefit receivable in respect of any exercised option, is capped at $240.00. As a result, the effective exercise price will not increase above a Euro amount equivalent to $30.00. With respect to the LTI 2020 agreements, a value for the maximum cap mechanism may be determined by the Supervisory Board in the future. With respect to the phantom share options issued under the LTI 2021 and 2022 agreements, the maximum compensation that the Management Board members are entitled to receive under such agreements, together with other compensation components received by each such board member in the respective grant year, shall not exceed €20.0 million for Ugur Sahin as Chief Executive Officer (CEO) and €10.0 million for all other Management Board members.

(8)

As of July 1, 2021 when Jens Holstein was appointed to the Management Board as Chief Financial Officer (CFO), the Supervisory Board granted Jens Holstein a one-time signing bonus of €800,000 by awarding 4,246 phantom shares. The phantom shares vest in four equal installments on July 1 of 2022, 2023, 2024 and June 30, 2025 but will only be settled in cash on July 1, 2025. The cash payment is subject to an effective settlement closing price cap. This means that the settlement closing price shall effectively be adjusted to ensure that the current price of an ADS as of the settlement date does not exceed 800% of the cash payment which in respect of all phantom shares shall not exceed €6.4 million.

(9)	Indicates end of the respective waiting periods, additional restrictions with respect to exercise windows may apply.
(10)	Management Board Grant (Long-Term Incentive) in the respective years.

Share-Based Payment Arrangements”

Management Board Grant (Long-Term Incentive)

The service agreements with our Management Board provide for long-term incentive compensation (Management Board Grant - LTI) through an annual grant of options to acquire BioNTech shares during their respective service periods.

The allocation of the number of issued options in 2020 occurred in February 2020. In May 2021 and May 2022, phantom options equivalent to the number of options the Management Board members would have been entitled to receive for 2021 and 2022 were granted under the Management Board Grant. During 2021, the options were issued as phantom share options. As of December 31, 2022, the assessment of options expected to be allocated in future years was based on estimated allocation dates in the middle of the respective years.

For the awards allocated as of February 2020, the exercise price for each option is $30.78 (€28.32), calculated using the foreign exchange rate published by the German Central Bank (Deutsche Bundesbank) as of the grant date. The share options allocated as of February 2020 are subject to an effective exercise price cap, which means that the exercise price shall be adjusted to ensure that the current price of an ADS as of the exercise date does not exceed 800% of the exercise price. Our Supervisory Board reserves the right to limit the economic benefit from the exercise of the options to extent the result from extraordinary events or developments. For the awards allocated as of May 12, 2021, May 17, 2021, and May 31, 2022 the exercise prices are $185.23 (€173.66), $186.83 (€175.16) and $152.10 (€142.60), respectively (all amounts calculated as of December 31, 2022, using the foreign exchange rate as published by the German Central Bank (Deutsche Bundesbank)). For the awards with estimated allocation dates, the exercise prices of options expected to be allocated have been derived from the Monte-Carlo simulation model. Those will be adjusted until the actual allocation has occurred and the exercise price has ultimately been determined. The phantom share options allocated as of May 2021 and 2022 are subject to the effective exercise price cap. In addition, the maximum compensation that the Management Board members are entitled to receive under those relevant agreements together with other compensation components received by each such board member in the respective grant year is capped at €20.0 million for Ugur Sahin as Chief Executive Officer (CEO) and €10.0 million for all other Management Board members. The options will vest annually in equal installments over four years commencing on the first anniversary of the allocation date and will be exercisable four years after the allocation date. The vested options can only be exercised if each of the following performance criteria has been achieved: (i) at the time of exercise, the current price is equal to or greater than the threshold amount (that is, the exercise price, provided that such amount increases by seven percentage points on each anniversary of the allocation date); (ii) at the time of exercise, the current price is at least equal to the target price (that is, (a) for the twelve-month period starting on the fourth anniversary of the allocation date, $8.5 billion divided by the total number of the ordinary shares outstanding immediately following the initial public offering (other than ordinary shares owned by BioNTech), and (b) for each twelve-month period starting on the fifth or subsequent anniversary of the allocation date, 107% of the target share price applicable for the prior twelve-month period); and (iii) the closing price for the fifth trading day prior to the start of the relevant exercise window is higher than the exercise price by at least the same percentage by which the Nasdaq Biotechnology Index or a comparable successor index as of such time is higher than such index was as of the last trading day before the allocation date. Following the expiry of the waiting period, option rights may be exercised during the exercise windows as set out in the ESOP agreement. The option rights can be exercised up to ten years after the allocation date. If they have not been exercised by that date, they will be forfeited without compensation.

Chief Executive Officer Grant

In September 2019, we granted Prof. Ugur Sahin, M.D. an option to purchase 4,374,963 of our ordinary shares, subject to Prof. Sahin’s continuous employment with us. The options’ exercise price per share is the Euro translation of the public offering price from our initial public offering, $15.00 (€13.60) which is subject to the effective exercise price cap and the maximum cap mechanism. Under the exercise price cap the exercise price shall be adjusted to ensure that the current price of an ADS as of the exercise date does not exceed 800% of the exercise price. Under the maximum cap mechanism, the maximum economic benefit receivable in respect of any exercised option, is capped at $240. As a result, the effective exercise price will not increase above a Euro amount equivalent to $30. The options will vest annually in equal installments after four years commencing on the first anniversary of our initial public offering and will be exercisable four years after our initial public offering. The vested option rights can only be exercised if and to the extent that each of the following performance criteria has been achieved: (i) at the time of exercise, the current price is equal to or greater than the threshold amount (that is, the exercise price, provided that such amount increases by seven percentage points on each anniversary of the allocation date); (ii) at the time of exercise, the current price is at least equal to the target price (that is, (a) for the twelve-month period starting on the fourth anniversary of the allocation date, $8.5 billion divided by the total number of the shares outstanding immediately following the initial public offering (other than shares owned by us), and (b) for each twelve-month period starting on the fifth or subsequent anniversary of the allocation date, 107% of the target share price applicable for the prior twelve-month period); and (iii) the closing price for the fifth trading day prior to the start of the relevant exercise window is higher than the exercise price by at least the same percentage by which the Nasdaq Biotechnology Index or a comparable successor index as of such time is higher than such index was as of the last trading day before the allocation date. Following the expiry of the waiting period, option rights may be exercised during the exercise windows as defined by our ESOP. The option rights can be exercised up to ten years after the allocation date. If they have not been exercised by that date, they will be forfeited without compensation.

Employee Stock Ownership Plan

Based on an authorization of the general meeting on August 18, 2017, we established a share option program under which we granted selected employees options to receive our shares. The program is designed as an Employee Stock Ownership Plan, or ESOP. We offered the participants a certain number of rights by explicit acceptance by the participants. The exercise of the option rights in accordance with the agreement gives the participants the right to obtain shares against payment of the exercise price. With respect to the Management Board members, other than Ryan Richardson, who was not a Management Board member at the time the options were granted, the options are subject to the effective exercise price cap as well as the maximum cap mechanism. Under the exercise price cap the exercise price shall be adjusted to ensure that the current price of an ADS as of the exercise date does not exceed 800% of the exercise price. Under the maximum cap mechanism, the maximum economic benefit receivable in respect of any exercised option, is capped at $240. As a result, the effective exercise price will not increase above a Euro amount equivalent to $30.00. The option rights (other than Prof. Özlem Türeci’s, M.D., and Ryan Richardson’s options) generally fully vest after four years and can only be exercised if: (i) the waiting period of four years has elapsed; and (ii) at the time of exercise, the average closing price of the shares of the Company or the average closing price of the right or certificate to be converted into an amount per share on the previous ten trading days preceding the exercise of the option right exceeds the strike price by a minimum of 32%, with this percentage increasing by eight percentage points as of the fifth anniversary of the respective issue date and as of each subsequent anniversary date. Following the expiry of the waiting period, option rights may be exercised within a period of four weeks from the date of the Annual General Meeting or the publication of the annual financial statements, the semi-annual report or our most recent quarterly report or interim report (exercise windows). The option rights can be exercised up to eight years after the allocation date. If they have not been exercised by that date, they will be forfeited without compensation.

By way of a shareholders’ resolution of the general meeting on August 19, 2019, the authorization to issue such option rights was amended such that, in order for the options to be exercisable, the average closing price of the Company’s shares or the average closing price of the right or certificate to be converted into an amount per share on the ten trading days immediately preceding the exercise must exceed the strike price by a minimum of 28%, with this percentage increasing by seven percentage points as of the fifth anniversary of the issue date and as of each subsequent anniversary date. Also, in addition to the aforementioned requirements, the exercise is only possible if the share price (calculated by reference to the price of the ordinary share underlying the ADS) has performed similar to or better than the Nasdaq Biotechnology Index. The changes made do not affect option rights already issued.

The Supervisory Board determined in September 2022 that the ESOP settlement in November and December 2022 would be made by delivery of shares (in the form of ADSs) equal to the net value of the exercised option rights after deduction of (i) the exercise price and (ii) the applicable wage taxes (including solidarity surcharge thereon and church tax, if applicable) and social security contributions resulting from such exercise. The respective number of ADSs was settled with treasury shares.

During the year ended December 31, 2022, 5,152,410 option rights granted to our Management Board under the ESOP 2018 program vested and became exercisable (option rights allocated to Ryan Richardson and Özlem Türeci had already vested in 2019 but continued to be subject to performance and waiting requirements; Jens Holstein did not participate in the ESOP 2018 program as he had not joined our company at the time it was allocated). Of such vested option rights, 4,921,630 options were exercised during the year ended December 31, 2022 by paying the option exercise price of €19.78 weighted over the Management Board members (for all Management Board members, apart from Ryan Richardson who was not a Management Board member at the time the option rights were allocated, exercise prices are subject the effective exercise price cap and the maximum cap mechanism as described further above). As of December 31, 2022, Sean Marett still holds 230,780 option rights which can only be exercised during the exercise windows as defined by our ESOP and if certain performance conditions are fulfilled as of the date the relevant option rights are exercised. The average closing price of an American Depositary Share of BioNTech on Nasdaq weighted over the Management Board’s settlement dates converted from USD to Euro using the exchange rate published by the German Central Bank (Deutsche Bundesbank) on the same days was €160.65.

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

Supervisory Board

German law requires that the Supervisory Board consists of at least three members, while a company’s articles of association may stipulate a certain higher number. Our Supervisory Board currently consists of six members.

As we are not subject to co-determination, the members of our Supervisory Board are all elected by the shareholders’ meeting in accordance with the provisions of the SE Regulation and the German Stock Corporation Act (Aktiengesetz). German law does not require the majority of our Supervisory Board members to be independent and neither our Articles of Association (Satzung) nor the rules of procedure for our Supervisory Board provide otherwise. As per our Supervisory Board’s assessment, an appropriate number of shareholder representatives on the Supervisory Board (i.e. the entire Supervisory Board) are independent if the Supervisory Board has two independent members. In addition to Dr. Ulrich Wandschneider, the Supervisory Board considers Helmut Jeggle, Michael Motschmann and Prof. Christoph Huber, M.D. to be independent irrespective of the fact that they will soon have been members of the Supervisory Board for a period of more than 13 years. As stated in the declaration to the German Corporate Governance Code, or the Corporate Governance Code, (Entsprechenserklärung) published by the Company on March 20, 2023 pursuant to Section 161 para. 1 of the German Stock Corporation Act (Aktiengesetz), which in accordance with the Corporate Governance Code is issued in connection with the Declaration pursuant to Section 315d in conjunction with Section 289f of the German Commercial Code (HGB), the length of membership does not give rise to any fears of material conflicts of interest on the part of the members of the Supervisory Board and therefore does not stand in the way of their independence. However, the rules of procedure for our Supervisory Board provide that the Supervisory Board should have an independent member with expertise in the field of accounting, internal control processes and auditing. Ulrich Wandschneider, Ph.D., Prof. Anja Morawietz, Ph.D. and Prof. Rudolf Staudigl, Ph.D. fulfill this role.

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

Our Supervisory Board conducted a self-assessment for the year ended December 31, 2022. It covered all key aspects of the Supervisory Board’s work, including its committees, its composition, its competence profile, its main topics and its relationship with the Management Board. The results of the self-assessment have already been evaluated and will subsequently be presented to the Supervisory Board. Based on the self-assessment, the Supervisory Board, its committees and the Management Board continue to operate at a professional and cooperative level. No fundamental need for change was identified.

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

The Supervisory Board has established an Audit Committee, a Compensation, Nominating and Governance Committee and a Capital Markets Committee by resolution. Set forth in the table below are the members of the Audit Committee, the Compensation, Nominating and Corporate Governance Committee and the Capital Markets Committee during the year ended December 31, 2022.

Name of Committee	Members until December 31, 2022
Audit Committee	Ulrich Wandschneider, Ph.D. (Chair), Prof. Christoph Huber, M.D. and Michael Motschmann

Compensation, Nominating and Corporate Governance Committee	Michael Motschmann (Chair), Prof.Christoph Huber, M.D. and Ulrich Wandschneider, Ph.D.

Capital Markets Committee	Helmut Jeggle (Chair) and Michael Motschmann

As of January 1, 2023, the members of the Audit Committee, the Compensation, Nominating and Corporate Governance Committee and the Capital Markets Committee have been updated as set forth in the table below.

Name of Committee	Members since January 1, 2023
Audit Committee	Prof. Anja Morawietz, Ph.D. (Chair), Ulrich Wandschneider, Ph.D. and Prof. Rudolf Staudigl, Ph.D.

Compensation, Nominating and Corporate Governance Committee	Michael Motschmann (Chair), Prof. Christoph Huber, M.D and Prof. Rudolf Staudigl, Ph.D.

Capital Markets Committee	Helmut Jeggle (Chair), Prof. Anja Morawietz, Ph.D. and Michael Motschmann

Audit Committee

Our Audit Committee for the year ended December 31, 2022 consisted of Ulrich Wandschneider, Ph.D. (Chair), Prof. Christoph Huber, M.D. and Michael Motschmann. As of January 1, 2023, our Audit Committee comprises Anja Morawietz (Chair), Ulrich Wandschneider, Ph.D. and Prof. Rudolf Staudigl, Ph.D. The Audit Committee assists the Supervisory Board in overseeing the accuracy and integrity of our financial statements, our accounting and financial reporting processes and audits of our financial statements, the effective functioning of our internal control system, our risk management system, our compliance with legal and regulatory requirements, our independent auditor’s qualifications and independence, the performance of the independent auditor and the effective functioning of our internal audit functions, and, subject to certain limitations, adopts and implements pertinent decisions on behalf of the Supervisory Board. The Audit Committee’s duties and responsibilities to carry out its purpose, include, among others:

•	making a recommendation to the Supervisory Board with respect to the proposal for the appointment of the auditors;

•	considering the commissioning of the audit engagement, as well as the compensation, retention and oversight of the independent auditor;

•	evaluating the qualifications, independence and quality of performance of the independent auditor;

•	reviewing and pre-approving the audit and non-audit services to be performed by the independent auditor;

•	reviewing and discussing with the independent auditor and management the annual audit plan, as well as critical accounting policies and practices to be used;

•	discussing and determining additional areas of audit focus, as appropriate;

•	reviewing and discussing with the independent auditor and management the adequacy and effectiveness of our internal accounting controls and critical accounting policies;

•	reviewing and discussing with the independent auditor and management the results of our annual audit;

•	reviewing non-financial reporting;

•	reviewing the effectiveness of the compliance management system;

•	reviewing and discussing with the independent auditor and management any quarterly or annual earnings announcements;

•	reviewing any related party transactions and reviewing and monitoring potential conflict of interest situations on an ongoing basis for compliance with our policies and procedures; and

•	overseeing procedures for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters.

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

All members of the Audit Committee qualify as “independent directors” as such term is defined in Rule 10A-3 under the Exchange Act and Nasdaq Rule 5605. Additionally, our Supervisory Board has determined that each of Anja Morawietz, Rudolf Staudigl and Ulrich Wandschneider qualifies as “audit committee financial expert” as that term is defined under the Exchange Act. In addition, Anja Morawietz as Chair of the Audit Committee, Rudolf Staudigl and Ulrich Wandschneider have the special knowledge and experience required by the German Corporate Governance Code in the field of accounting and expertise in the field of auditing.

Compensation, Nominating and Corporate Governance Committee

Our Corporate Governance Committee for the year ended December 31, 2022 consisted of Michael Motschmann (Chair), Prof. Christoph Huber, M.D. and Ulrich Wandschneider, Ph.D. As of January 1, 2023 our Compensation, Nominating and Corporate Governance Committee comprises Michael Motschmann (Chair), Prof. Christoph Huber, M.D. and Prof. Rudolf Staudigl, PhD. The Compensation, Nominating and Corporate Governance Committee’s duties and responsibilities to carry out its purpose include, among others:

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

Capital Markets Committee

Our Capital Markets Committee for the year ended December 31, 2022 consisted of Helmut Jeggle (Chair) and Michael Motschmann. As of January 1, 2023, our Capital Markets Committee comprises Helmut Jeggle (Chair), Michael Motschmann and Anja Morawietz. The Capital Markets Committee advises and makes recommendations to the Supervisory Board on issues in connection with capital measures and takeover, merger and acquisition activities. Its responsibilities include the following tasks:

•	overseeing the activities of the Company relating to its capital structure and capital raising, including preparation for and implementation of public offerings and share issuances; and

•	overseeing the activities of the Company relating to takeovers, mergers and acquisitions activities.

Management Board

Our Supervisory Board determines the exact number of members of our Management Board, which must consist of at least two members. Pursuant to the Articles, the Supervisory Board may also appoint a chairperson or a spokesman of the Management Board. Prof. Ugur Sahin, M.D. has been appointed the chair of the Management Board.

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

D. Employees

As of December 31, 2022, we had 4,530 full-time equivalent employees working for us, of whom 830 hold a doctoral degree or higher. The following tables provide breakdowns of our full-time equivalent employees as per the periods indicated by function and by region:

Function	December 31, 2022	December 31, 2021	December 31, 2020
Clinical Research & Development	245	143	118
Scientific Research & Development	1,458	1,000	624
Operations	1,300	1,015	657
Quality	384	290	211
Supporting Functions	1,003	551	286
Commercial & Business Development	140	83	45

Total	4,530	3,082	1,941

Region	December 31, 2022	December 31, 2021	December 31, 2020
Mainz, Germany (Headquarters)	2,641	1,712	1,161
Munich, Germany	98	71	45
Idar-Oberstein, Germany	441	348	254
Halle, Germany	25	17	9
Berlin, Germany	202	134	109
Marburg, Germany	648	546	268
Cambridge, United States	321	175	95
Gaithersburg, United States	111	59	—
Istanbul, Turkey	4	1	—
London, United Kingdom	15	—	—
Singapore, Singapore	3	1	—
Shanghai, China	1	1	—
Vienna, Austria	20	17	—

Total	4,530	3,082	1,941

None of our employees has engaged in any labor strikes. We apply the federal collective bargaining agreements of the chemical industry at our Marburg site. Further, we maintain a couple of company agreements (Betriebsvereinbarungen) with respect to certain topics at our Idar-Oberstein, Mainz, Marburg and Berlin sites. We have a workers’ council at our Idar-Oberstein, Mainz, Marburg and Berlin (JPT Peptide Technologies GmbH) sites as well as a Group workers’ council (Konzernbetriebsrat). We consider our relationship with our employees to be positive and have not experienced any major labor disputes.

E. Share Ownership

The share ownership information with respect to Management Board and Supervisory Board members is presented in Item 7 below.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table presents information, as of December 31, 2022 regarding the beneficial ownership of our ordinary shares for:

•	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding shares;

•	each member of our Supervisory Board;

•	each member of our Management Board; and

•	all members of our Supervisory Board and Management Board as a group.

The number of ordinary shares beneficially owned by each entity, person, and member of our Supervisory Board and our Management Board is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days of December 31, 2022 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person. All of our ordinary shares and ADSs representing our ordinary shares vote on an equal basis.

The percentage of outstanding ordinary shares is computed on the basis of 243,215,169 ordinary shares outstanding as of December 31, 2022. This amount excludes 5,337,031 shares held in treasury. Amounts presented in this section include ordinary shares held in the form of ADSs. Unless otherwise indicated, the address for each beneficial owner is An der Goldgrube 12, 55131 Mainz, Germany.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Beneficially Owned
5% shareholders
AT Impf GmbH(1)	105,613,143	43.4%
Medine GmbH (2)	42,262,039	17.4%

All 5% shareholders, as a group	147,875,182	60.8%

Members of the Supervisory Board and the Management Board
Prof. Ugur Sahin, M.D. (3)	42,262,039	17.4%
Jens Holstein	—	—
Sean Marett (4)	938,140	(10)
Sierk Poetting, Ph.D.(5)	739,784	(10)
Ryan Richardson	14,523	(10)
Prof. Özlem Türeci, M.D.	913,247	(10)
Helmut Jeggle (6)	1,525,967	(10)
Ulrich Wandschneider, Ph.D.(8)	1,480	(10)
Prof. Christoph Huber, M.D. (7)	2,613,019	1.1%
Prof. Anja Morawietz, Ph.D.(9)	240	(10)
Michael Motschmann	—	—
Prof. Rudolf Staudigl, Ph.D.	400	(10)

All members of our Supervisory Board and Management Board, as a group	49,008,839	20.2%

(1)

Information herein is based upon a Schedule 13G jointly filed with the SEC on February 14, 2023 by ATHOS KG, AT Impf GmbH and Thomas Maier. Consists of 105,613,143 ordinary shares held by AT Impf GmbH. The sole member of AT Impf GmbH is ATHOS KG, and, as a result, ATHOS KG is deemed to be the beneficial owner of the securities held by AT Impf GmbH. ATHOS KG via AT Impf GmbH has de facto control over BioNTech based on its substantial shareholding, which practically enabled it to exercise the majority of voting rights to pass resolutions at our Annual General Meeting, or AGM. As of December 31, 2022 Thomas Maier is a general partner (Komplementär) of ATHOS KG and may be deemed to be beneficial owners of the securities held by AT Impf KG. Mr. Maier disclaims beneficial ownership of such shares except to the extent of their pecuniary interest therein.

(2)

Information herein is based upon a Schedule 13G jointly filed with the SEC on February 21, 2023 by Medine GmbH and Ugur Sahin. The sole shareholder of Medine GmbH is Ugur Sahin, and, as a result, Ugur Sahin is deemed to be the beneficial owner of the securities held by Medine GmbH. Consists of 42,262,039 ordinary shares held by Medine GmbH, 2,394,463 of which are held for benefit of a former colleague pursuant to a trust arrangement. Pursuant to this arrangement, Medine GmbH retains voting power, but not dispositive power, over such shares for so long as such shares are held in trust and accordingly Medine GmbH and Ugur Sahin each may be deemed beneficially to own such shares.

(3)	Consists of the shares described in note 2 above. Prof. Sahin is the sole shareholder of Medine GmbH.
(4)

Consists of (a) 705,936 ordinary shares held by RLG GmbH (Sean Marett is the sole shareholder of RLG GmbH), (b) 1,424 ordinary shares held directly by Sean Marett and (c) 230,780 ADSs issuable upon the exercise of option rights that are vested as of December 31, 2022 or exercisable within 60 days thereafter (subject to the exercise windows as defined by our ESOP and if certain performance conditions are fulfilled as of the date the relevant option rights are exercised).

(5)

Consists of (a) 589,387 ordinary shares held by Tofino GmbH (Sierk Poetting is sole shareholder of Tofino GmbH), (b) 148,759 ordinary shares held directly by Sierk Poetting and (c) 1,638 ordinary shares held by immediate family members of Mr. Poetting. Mr. Poetting disclaims beneficial ownership of the 1,638 ordinary shares held by immediate family members except to the extent of his pecuniary interest therein.

(6)	Consists of (a) 332,316 ordinary shares held directly by Helmut Jeggle and (b) 1,193,651 ordinary shares held by Salvia GmbH.
(7)

Consists of (a) 1,652,040 ordinary shares held by CHuber 2008 GmbH and (b) 960,979 ordinary shares held by immediate family members of Mr. Huber. Mr. Huber is the majority shareholder of CHuber 2008 GmbH. Mr. Huber disclaims beneficial ownership of the 960,979 ordinary shares held by immediate family members except to the extent of his pecuniary interest therein.

(8)	Consists of 1,480 ordinary shares held by beebusy Capital GmbH. Ulrich Wandschneider is sole shareholder of beebusy Capital GmbH.
(9)	Consists of (a) 200 ordinary shares held directly by Anja Morawietz and (b) 40 ordinary shares held by immediate family members of Anja Morawietz.
(10)	Less than one percent.

Holdings by U.S. Shareholders

Our share capital consists of ordinary shares, some of which are traded in the United States by means of American Depositary Shares (ADSs), each representing one ordinary share. Our depositary, The Bank of New York Mellon, is the holder of the ordinary shares underlying the ADSs. Based on the limited information available to us and the depositary, we generally cannot determine with certainty the number of U.S. shareholders or how many shares such shareholders own.

B. Related Party Transactions

Agreements with Santo Service GmbH

Until December 31, 2022, we had several agreements with Santo Service GmbH, or Santo Service, pursuant to which Santo Service provided us with certain real property and custodial services. Santo Service is wholly owned by AT Impf GmbH, one of our major shareholders. During the year ended December 31, 2022, the aggregate value of transactions with Santo Service amounted to €62.8 million pursuant to these agreements (€0.9 million during the year ended December 31, 2021) On December 22, 2022, we entered into a purchase agreement with Santo Service GmbH, pursuant to which we acquired the real estate property An der Goldgrube 12 and the existing laboratory and office building including any movable assets for a total consideration of €62.5 million. The purchase price was paid during the year ended December 31, 2022.

C. Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A. Consolidated Statements and Other Financial Information

See Item 18.

B. Significant Changes

Not applicable.

Item 9.	The Offer and Listing

A. Offer and Listing Details

ADSs representing our ordinary shares have been listed on the Nasdaq Global Select Market under the symbol “BNTX” since October 10, 2019. Prior to that date, there was no public trading market for our ADSs.

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

We are registered with the commercial register (Handelsregister) of the local court (Amtsgericht) in Mainz, Germany, under number HRB 48720. Our statutory seat is in Mainz, Germany, and our registered office is An der Goldgrube 12, 55131 Mainz, Germany. Copies of our Articles of Association (Satzung) are publicly available from the commercial register (Handelsregister) at the local court of Mainz, Germany, electronically at www.unternehmensregister.de and as an exhibit to this Annual Report.

Share Capital

We have share capital registered in the commercial register (Handelsregister) in the amount of €248,552,200, which is divided into 248,552,200 registered shares (Namensaktien). All shares are shares with no par value (Stückaktien ohne Nennbetrag) with a notional amount attributable to each ordinary share of €1.00. Each issued ordinary share is fully paid.

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

Changes in Our Share Capital During the Last Three Fiscal Years

Our share capital as registered with the commercial register (Handelsregister) amounts to €248,552,200, including an amount of €5,337,031 relating to 5,337,031 ordinary shares held in treasury as of December 31, 2022. Since January 1, 2020, our share capital has changed as follows:

•	On April 23, 2020, our share capital as registered with the commercial register (Handelsregister) was increased by issuing 1,580,777 shares;

•	On May 5, 2020, our share capital as registered with the commercial register (Handelsregister) was increased by issuing 2,377,446 shares;

•	On May 8, 2020, our share capital as registered with the commercial register (Handelsregister) was increased by issuing 1,935,488 shares;

•	On July 24, 2020, our share capital as registered with the commercial register (Handelsregister) was increased by issuing 5,500,000 shares;

•	On August 24, 2020, our share capital as registered with the commercial register (Handelsregister) was increased by issuing 16,124 shares;

•	On September 8, 2020, our share capital as registered with the commercial register (Handelsregister) was increased by issuing 2,595,996 shares;

•	On March 24, 2022, our share capital as registered with the commercial register (Handelsregister) was increased by issuing 497,727 shares; and

•	On May 20, 2022, our share capital as registered with the commercial register (Handelsregister) was increased by issuing 1,744,392 shares.

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

Pursuant to § 4(7) of our Articles of Association (Satzung), our share capital is conditionally increased by €85,754,868 through issuance of new, registered shares with no par value (Bedingtes Kapital WSV 2019). The conditional capital may only be used to issue shares to the holders or creditors of option rights or conversion rights or those under an obligation to convert under warrant-linked or convertible bonds avail of their option rights or conversion rights or where they are under an obligation to convert, to the extent they satisfy their obligation to convert, or to the extent that we exercise a right to choose to grant our shares, in whole or in part instead of paying a monetary amount due, and to the extent cash compensation is not granted in each relevant case or treasury shares or shares of another stock-listed company are not utilized for servicing.

Any new shares issued under the said conditional capital pursuant to the said § 4(7) of our Articles of Association shall carry an entitlement to dividends from the beginning of the financial year in which they are created; however, as far as the law permits, the Management Board can confer dividend rights for new shares in derogation of the foregoing.

Pursuant to § 4(8) of our Articles of Association (Satzung), our share capital is conditionally increased by €8,418,091 through issuance of new, registered shares with no par value (Bedingtes Kapital ESOP 2021). The conditional capital serves exclusively to grant rights to the holders of stock options issued by the Company in accordance with the authorization granted by the Annual General Meeting on June 22, 2021 under agenda item 6 letter d) (the “Authorization 2021”).

The conditional capital increase will only be implemented to the extent that stock options under our ESOP are exercised by the holders of the stock options issued by the Company on the basis of Authorization 2021 and such stock options are not settled by the Company with treasury shares or through cash payments. Any new shares issued under the conditional capital pursuant to § 4(8) of our Articles of Association (Satzung) shall participate in profits from the beginning of the preceding financial year in case they are created by the exercise of subscription rights until the start of the annual general meeting of the Company and otherwise from the beginning of the financial year in which they are created as a result of the exercise of the stock options.

Preemptive Rights

German law generally provides shareholders with preemptive rights when new shares convertible bonds, bonds with warrants, profit participation rights or participating bonds are issued. This requirement, however, may also be satisfied by way of a credit institution subscribing for the securities and then offering them to the shareholders for purchase (mittelbares Bezugsrecht).

Further, it is possible for a shareholder resolution approved by three-quarters of the share capital voting on the resolution to exclude preemptive rights both where the general meeting itself resolves that the new securities are to be issued and in relation to the authorized capital, i.e., an authorization for the Management Board, with the consent of the Supervisory Board, to resolve on the issuance of new securities; provided, however, that in each case, the exclusion or the authorization to exclude preemptive rights, respectively, must be justified by specific facts, in accordance with established case law of the German Federal Court of Justice (BGH). The German Federal Court of Justice (BGH) considers the exclusion of subscription rights justified if it (i) serves a purpose in the company’s interests, (ii) is suitable for attaining such purpose, and (iii) is necessary and appropriate. Additionally, the Management Board must submit a written report to the shareholders’ meeting in which it presents the reasons for the exclusion of the subscription rights.

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

Corporate Purpose of our Company

Our business objective, as described in § 2 of our Articles of Association (Satzung), is to research and develop, as well as the manufacture and marketing of immunological and RNA-based drugs and test methods for the diagnosis, prevention and treatment of cancer, infectious diseases and other serious diseases.

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

D. Exchange Controls

There are currently no legal restrictions in the Federal Republic of Germany on international capital movements and foreign exchange transactions, except in limited embargo circumstances (Teilembargo) relating to certain areas, entities or persons as a result of applicable resolutions adopted by the United Nations and the European Union. Restrictions currently exist with respect to, among others, Belarus, Burundi, D.R. Congo, Central African Republic, China, Guinea, Guinea-Bissau, Haiti, Iran, Iraq, Lebanon, Libya, Mali, Myanmar, Nicaragua, North Korea, Russia, Somalia, South Sudan, Sudan, Syria, Tunisia, Turkey, Ukraine, Venezuela, Yemen and Zimbabwe.

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

Holders of ADSs may apply to have their capital investment income assessed in accordance with the general rules and with an individual’s personal income tax rate if this would result in a lower tax burden in which case actually incurred expenses are not deductible. The holder would be taxed on gross personal investment income (including dividends or gains with respect to ADSs), less the saver’s allowance of €801 for an individual or €1,602 for a married couple and a registered civil union (eingetragene Lebenspartnerschaft) filing taxes jointly. These amounts increase from 2023 onwards to a saver’s allowance of €1,000 for an individual or €2,000 for a married couple and a registered civil union (eingetragene Lebendspartnerschaft) filing taxes jointly. The deduction of expenses related to the investment income (including dividends or gains with respect to ADSs) is generally not possible for private investors.

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

Other Taxes

No German transfer tax, value-added tax, stamp duty or similar taxes are assessed on dividend payments.

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

Passive Foreign Investment Company Considerations

We do not believe that we should be treated as PFIC for our 2022 taxable year. Because the determination of our PFIC status is made annually based on the factual tests described below, however, we cannot provide any assurances regarding our PFIC status for the current or future taxable years. In particular, the total value of our asset test generally will be calculated taking into account the market price of our ADSs or ordinary shares, which may fluctuate considerably. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion regarding our PFIC status.

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

We are exposed to various risks in relation to financial instruments, including counterparty risk and currency risk. Our risk management is coordinated by our Management Board. We do not engage in the trading of financial assets for speculative purposes. The most significant financial risks to which we are exposed include the risks discussed below.

Counterparty Risk

In order to mitigate default risks within our asset management portfolio, we diversify our cash investments among various counterparties and instruments that have an investment grade rating. Transactions are carried out within the limits approved by the treasury committee.

Foreign Currency Risk

We publish our consolidated financial statements in Euro. Revenue and expenses incurred in U.S. dollars will be translated into Euro when they are reported in our consolidated financial statements. We are subject to currency risks, as our income and expenditures are denominated in Euro and the U.S. dollar. As such, we are exposed to exchange rate fluctuations between these currencies. Cash inflows denominated in U.S. dollar mainly result from generating proceeds under our collaboration agreements which significantly increased in the past year. Since December 2020, our COVID-19 vaccine has been fully approved, granted conditional marketing authorization, or approved or authorized for emergency or temporary use, which resulted in recognition of revenues from the commercial sale of pharmaceutical products for the first time. Consequently, we have progressed from earning revenues primarily from research and development to earning revenues from commercial sales. Our commercial revenues are primarily collaboration revenues from earnings based on our partners’ gross profit, which is shared under the respective collaboration agreements and represents payments we receive in U.S. dollar. Cash outflows dominated in U.S. dollar mainly result from amounts spent on research and development activities as well as expanding our global footprint further. Especially when funds are required in Euros, we are exposed to foreign currency exchange risks. With the aim of preserving capital, surplus liquidity is invested carefully for example into foreign currency investments. Exchange rate fluctuations can reduce the value of our financial positions. We limit the effects of the identified risks by means of a coordinated and consistently implemented risk strategy. Besides applying natural hedging relationships where possible, a matter of principle, foreign exchange forward contracts are concluded as instruments to mitigate foreign currency exchange risk associated with foreign currency-denominated payments.

For further disclosures relating to foreign exchange forward contracts, see Note 12 to our consolidated financial statements included elsewhere in this Annual Report.

Notwithstanding our efforts to mitigate some foreign currency exchange risks, there can be no assurance that our hedging activities will adequately protect us against the risks associated with foreign currency fluctuations. We believe the counterparties to our foreign currency forward contracts are creditworthy multinational commercial banks. While we believe the risk of counterparty nonperformance is not material, a sustained decline in the financial stability of financial institutions as a result of disruption in the financial markets could affect our ability to secure creditworthy counterparties for our foreign currency hedging programs. Therefore, developments on the financial markets are continuously monitored to enable us to respond to exceptional events at short notice.

As a result, any substantial future appreciation or decline of the U.S. dollar against the Euro could have a material effect on our revenue and profitability. As an example, if the U.S. dollar weakens by 5% against the Euro, financial assets and liabilities denominated in U.S. dollar as of December 31, 2022 would have an effect of €215.7 million on our profit before tax.

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

Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control—Integrated Framework (2013)”.

Based on this assessment, our management has determined that the Company’s internal control over financial reporting as of December 31, 2022 is effective.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm. Their report is included on page F-2. Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft is a member of the Chamber of Public Accountants (Wirtschaftsprüferkammer), Berlin, Germany.

Changes in Control over Financial Reporting

There were no changes to our internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934) that occurred during the period covered by this form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

Our Audit Committee for the year ended December 31, 2022 consisted of Ulrich Wandschneider, Ph.D. (Chair), Prof. Christoph Huber, M.D. and Michael Motschmann. As of January 1, 2023, our Audit Committee comprises Anja Morawietz (Chair), Ulrich Wandschneider, Ph.D. and Prof. Rudolf Staudigl, Ph.D. All members of the Audit Committee qualify as “independent directors” as such term is defined in Rule 10A-3 under the Exchange Act and Nasdaq Rule 5605. Additionally, our Supervisory Board has determined that each of Anja Morawietz, Rudolf Staudigl and Ulrich Wandschneider qualifies as “audit committee financial expert” as that term is defined under the Exchange Act.

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

Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, or EY, has served as our independent registered public accounting firm for the years ended December 31, 2022, December 31, 2021, December 31, 2020 for which audited financial statements appear in this Annual Report.

The following table sets out the aggregate fees for professional audit services and other services rendered by EY in the periods indicated:

	Years ended December 31,
(in millions)	2022	2021
Audit fees	€2.9	€1.9
Audit-related fees	0.4	0.7
Tax fees	0.2	0.5
All other fees	0.2	0.1

Total fees for professional audit services and other services	€3.7	€3.2

In the year ended December 31, 2022, audit fees related to professional services associated with the integrated audit of our consolidated financial statements and our internal control over financial reporting as set out in this Annual Report, professional services associated with interim reviews, audit fees related to the remuneration report and professional services related to our statutory and regulatory filings for our subsidiaries. In the year ended December 31, 2021, audit fees related to the integrated audit of our consolidated financial statements as set out in this Annual Report and our internal control over financial reporting as well as professional services related to our statutory and regulatory filings for our subsidiaries.

In the year ended December 31, 2022, audit-related fees were attributable to assurance and related services including attest related services and accounting consultations. In the year ended December 31, 2021, audit-related fees were attributable to assurance and related services including attest related services, accounting consultation as well as services for our at-the-market offering program.

In the year ended December 31, 2022, tax service fees were billed for services in conjunction with transactions, especially with our financing and deal transactions. In the year ended December 31, 2021, tax service fees billed for services in conjunction with transactions, especially with our financing and deal transactions

In the year ended December 31, 2022, other fees were comprised of fees for services for grant applications and consultancy services around management compensation. In the year ended December 31, 2021, other fees were comprised of fees for services for grant applications for our COVID-19 vaccine program and accounting assessments of different accounting topics.

The Audit Committee evaluates the qualifications, independence and performance of the independent auditor as well as pre-approves and reviews the audit and non-audit services to be performed by the independent auditor. The external audit plan and fees for professional audit services and other services rendered by EY for the years ended December 31, 2022 and 2021 were approved by the Audit Committee. The Audit Committee monitors compliance with the German and U.S. rules on non-audit services provided by an independent registered public accounting firm.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Please see “Board Practices—Supervisory Board Practices—Audit Committee” in Item 6C in this Annual Report for the information required by this Item 16D.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In March 2022, our Management Board and Supervisory Board authorized a share repurchase program of ADSs, pursuant to which we may repurchase ADSs in the amount of up to $1.5 billion over the next two years, which was announced on March 31, 2022. On May 2, 2022, the first tranche of our share repurchase program of ADSs, with a value of up to $1.0 billion, commenced. In November 2022, our Management Board and Supervisory Board authorized the second tranche of our share repurchase program of ADSs, with a value of up to $0.5 billion, commencing on December 7, 2022. During the year ended December 31, 2022, ADSs were repurchased at an average price of $143.98, for total consideration of $1.0 billion (€986.4 million). Repurchased ADSs were used to satisfy settlement obligations under our share-based payment arrangements.

First Tranche ($1.0 billion)

Period	Number of ADSs purchased	Average price paid per ADS	Total number of ADSs purchased	Approximate value of ADSs that may yet be purchased (in millions)
May 2022(1)	917,988	$151.76 (€143.99)	917,988		$860.7 (€867.8)
June 2022	1,160,219	$140.82 (€133.35)	2,078,207		$697.3 (€713.1)
July 2022	519,320	$162.03 (€159.40)	2,597,527		$613.2 (€630.3)
August 2022	1,666,515	$149.08 (€148.24)	4,264,042		$364.8 (€383.3)
September 2022	2,280,988	$135.95 (€137.66)	6,545,030		$54.6 (€69.3)
October 2022	400,483	$136.37 (€139.09)	6,945,513	$	— (€13.6)

Total	6,945,513

Second Tranche ($0.5 billion)

Period	Number of ADSs purchased	Average price paid per ADS		Total number of ADSs purchased	Approximate value of ADSs that may yet be purchased (in millions)
December 2022(2)	—	$	— (€—)	—	$500.0 (€500.0)
January 2023	618,355		$142.26 (€131.12)	618,355	$412.0 (€418.9)
February 2023	857,620		$138.05 (€129.06)	1,475,975	$293.6 (€308.2)
March 2023(3)	745,196		$128.49 (€121.08)	2,221,171	$197.9 (€218.0)

Total	2,221,171

(1)	Beginning May 2, 2022.
(2)	Beginning December 7, 2022.
(3)	Ending March 17, 2023.

All purchases disclosed in this table above were purchased under Rule 10b5-1 trading plans pursuant to such share repurchase program. The trading plan for the second tranche of our share repurchase program expired on March 17, 2023.

In total 9,166,684 ADSs were repurchased at an average price of $142.04, for total consideration of approximately $1.3 billion (€1,268.4 million).

New Share Repurchase Program 2023

We expect our Management Board and Supervisory Board to authorize a share repurchase program of ADSs, pursuant to which we may repurchase ADSs in the amount of up to $0.5 billion during the year 2023. We expect to use all or a portion of the ADSs we repurchase and hold in treasury to satisfy upcoming settlement obligations under our share-based payment arrangements.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

German Corporate Governance Code

The German Corporate Governance Code, or the Corporate Governance Code, was originally published by the German Federal Ministry of Justice (Bundesministerium der Justiz) in 2002. The version currently in effect, dated April 28, 2022, was published in the German Federal Gazette (Bundesanzeiger) on June 27, 2022. The Corporate Governance Code contains principles (Grundsätze), recommendations (Empfehlungen) and suggestions (Anregungen) relating to the management and supervision of German companies that are listed on a stock exchange. It follows internationally and nationally recognized standards for good and responsible corporate governance. The purpose of the Corporate Governance Code is to make the German system of corporate governance transparent for investors. The Corporate Governance Code includes corporate governance principles, recommendations and suggestions with respect to shareholders and shareholders’ meetings, the management and supervisory boards, transparency, accounting policies and auditing.

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

Removal of Directors

Members of the Management Board of a European stock corporation are appointed by the Supervisory Board for a maximum period of six years with an opportunity to be reelected. The articles of association may provide for a shorter term which in our case is up to five years. The members of the Management Board may be reelected, even repeatedly. The Supervisory Board may remove a member of the Management Board prior to the expiration of his or her term only for cause, such as gross breach of duties (grobe Pflichtverletzung), the inability to manage the business properly (Unfähigkeit zur ordnungsgemäßen Pflichtausübung) or a vote of no-confidence during the shareholders’ meeting (Vertrauensentzug). The shareholders themselves are not entitled to appoint or dismiss the members of the Management Board.

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

•   to appoint the Management Board members and to represent the company in transactions between the company and members of the Management Board; and

•   to approve service contracts between individual members of the Management Board and the company.

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

•

exemption from compliance with Regulation FD, which generally requires that when a company intentionally discloses material non-public information, it do so through a public disclosure that is broadly available to all members of the public at the same time. However, we do furnish quarterly financial information and other information on a more frequent basis under cover of Form 6-K, and intend to continue doing so. Moreover, we comply with other securities laws, such as rule 10b-5 (rule targeting securities fraud), among others;

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

Furthermore, Nasdaq Rule 5615(a)(3) provides that, as a foreign private issuer, we may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625) and the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). Although we are permitted to follow certain corporate governance rules that conform to German requirements in lieu of many of the Nasdaq corporate governance rules, we comply with the Nasdaq corporate governance rules applicable to foreign private issuers. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Item 16H.	Mine Safety Disclosure

Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

The financial statements are filed as part of this Annual Report beginning on page F-1.

Item 19. Exhibits

Exhibit Number	Description

1.1*	Articles of Association of the Registrant

2.1	Form of Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holders and beneficial owners of the American Depositary Shares (incorporated herein by reference to Exhibit 1 to the Registration Statement on Form F-6 (File No. 333-233898), filed with the SEC on September 23, 2019)

2.4*	Description of Securities of the Registrant

4.1†	Master Agreement for Research Services by and among the Registrant, BioNTech RNA Pharmaceuticals GmbH, BioNTech Diagnostics GmbH, BioNTech Protein Therapeutics GmbH, BioNTech Cell & Gene Therapies GmbH, Eufets GmbH, JPT Peptide Technologies GmbH and TRON-Translationale Onkologie an der Universitätsmedizin der Johannes Gutenberg Universität Mainz gemeinnützige GmbH, dated January 1, 2015 (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.2†	Confirmation Letter by and among the Registrant, BioNTech RNA Pharmaceuticals GmbH and TRON-Translationale Onkologie an der Universitätsmedizin der Johannes Gutenberg Universität Mainz gemeinnützige GmbH dated September 15, 2016 (incorporated herein by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.3†	Supplementary Agreement for [***] Developments to the Master Agreement for Research Services by and among the Registrant, BioNTech RNA Pharmaceuticals GmbH, BioNTech Diagnostics GmbH, BioNTech Protein Therapeutics GmbH, BioNTech Cell & Gene Therapies GmbH, BioNTech Innovative Manufacturing Services GmbH (f/k/a Eufets GmbH), JPT Peptide Technologies GmbH and TRON-Translationale Onkologie an der Universitätsmedizin der Johannes Gutenberg Universität Mainz gemeinnützige GmbH, dated November 28, 2017 (incorporated herein by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.4†	License Agreement by and among the Registrant, TRON-Translationale Onkologie an der Universitätsmedizin der Johannes Gutenberg Universität Mainz gemeinnützige GmbH, Johannes Gutenberg-Universität Mainz, Universitätsmedizin der Johannes Gutenberg-Universität and Ganymed Pharmaceuticals AG, dated January 1, 2015 (incorporated herein by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.5†	Framework Collaboration Agreement by and among the Registrant, BioNTech RNA Pharmaceuticals GmbH, BioNTech Diagnostics GmbH, BioNTech Protein Therapeutics GmbH, BioNTech Cell & Gene Therapies GmbH, BioNTech Innovative Manufacturing Services GmbH, JPT Peptide Technologies GmbH and TRON-Translationale Onkologie an der Universitätsmedizin der Johannes Gutenberg Universität Mainz gemeinnützige GmbH, dated August 29, 2019 (incorporated herein by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.6†	Amended Patent License Agreement by and among the Registrant, the Board of Supervisors of Louisiana State University and Agricultural and Mechanical College and Uniwersytet Warszawski, dated May 12, 2015 (incorporated herein by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.7†	Collaboration Agreement by and among the Registrant, BioNTech RNA Pharmaceuticals GmbH, Genentech, Inc. and F. Hoffman-La Roche Ltd, dated September 20, 2016 (incorporated herein by reference to Exhibit 10.14 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.8†	First Amendment to the Collaboration Agreement by and among the Registrant, BioNTech RNA Pharmaceuticals GmbH, Genentech, Inc. and F. Hoffman-La Roche Ltd, dated June 1, 2018 (incorporated herein by reference to Exhibit 4.15 to the Registrant’s Annual Report on Form 20-F (File No. 001-39081), filed with the SEC on March 31, 2020)

4.9†	Second Amendment to the Collaboration Agreement by and among the Registrant, BioNTech RNA Pharmaceuticals GmbH, Genentech, Inc. and F. Hoffman-La Roche Ltd, dated December 6, 2019 (incorporated herein by reference to Exhibit 4.16 to the Registrant’s Annual Report on Form 20-F (File No. 001-39081), filed with the SEC on March 31, 2020)

4.10	Joinder and Third Amendment to the Collaboration Agreement by and among the Registrant, BioNTech RNA Pharmaceuticals GmbH, BioNTech Manufacturing GmbH, Genentech, Inc. and F. Hoffman-La Roche Ltd, effective as of October 1, 2020 (incorporated herein by reference to Exhibit 4.16 to the Registrant’s Annual Report on Form 20-F (File No. 001-39081) filed with the SEC on March 30, 2022)

4.11†	Fourth Amendment to the Collaboration Agreement by and among the Registrant, BioNTech RNA Pharmaceuticals GmbH, BioNTech Manufacturing GmbH, Genentech, Inc. and F. Hoffman-La Roche Ltd, effective as of October 26, 2020 (incorporated herein by reference to Exhibit 4.17 to the Registrant’s Annual Report on Form 20-F (File No. 001-39081) filed with the SEC on March 30, 2022)

4.12†	Patent Sublicense Agreement by and between CellScript, LLC and BioNTech RNA Pharmaceuticals GmbH, dated July 14, 2017 (incorporated herein by reference to Exhibit 10.15 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.13†	Second Amendment to Patent Sublicense Agreement by and between CellScript, LLC and BioNTech RNA Pharmaceuticals GmbH, effective as of August 1, 2020 (incorporated herein by reference to Exhibit 4.19 to the Registrant’s Annual Report on Form 20-F (File No. 001-39081) filed with the SEC on March 30, 2022)

4.14†	Patent Sublicense Agreement by and between mRNA RiboTherapeutics, Inc. and BioNTech RNA Pharmaceuticals GmbH, dated July 14, 2017 (incorporated herein by reference to Exhibit 10.16 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.15†	Second Amendment to Patent Sublicense Agreement by and between mRNA RiboTherapeutics, Inc. and BioNTech RNA Pharmaceuticals GmbH, effective as of August 1, 2020 (incorporated herein by reference to Exhibit 4.21 to the Registrant’s Annual Report on Form 20-F (File No. 001-39081), filed with the SEC on March 30, 2022)

4.16†	Research Collaboration and License Agreement by and among the Registrant, BioNTech RNA Pharmaceuticals GmbH and Pfizer, Inc., dated July 20, 2018 (incorporated herein by reference to Exhibit 10.18 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.17†	Collaboration and License Agreement by and between the Trustees of the University of Pennsylvania and BioNTech RNA Pharmaceuticals GmbH, dated October 9, 2018 (incorporated herein by reference to Exhibit 10.19 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.18†	Lease Agreement by and among the Registrant and Wolfram Richter, dated August 17, 2011 (incorporated herein by reference to Exhibit 10.25 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.19†	Amendment No. 1 to Lease Agreement by and among the Registrant and Wolfram Richter, dated February 17, 2012 (incorporated herein by reference to Exhibit 10.26 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.20†	Amendment No. 2 to Lease Agreement by and among the Registrant and Wolfram Richter, dated February 1, 2013 (incorporated herein by reference to Exhibit 10.27 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.21†	Amendment No. 3 to Lease Agreement by and among the Registrant and Wolfram Richter, dated March 6, 2013 (incorporated herein by reference to Exhibit 10.28 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.22†	Amendment No. 4 to Lease Agreement by and among the Registrant and Wolfram Richter, dated December 10, 2013 (incorporated herein by reference to Exhibit 10.29 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.23†	Amendment No. 5 to Lease Agreement by and among the Registrant and Wolfram Richter, dated March 29, 2016 (incorporated herein by reference to Exhibit 10.30 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.24†	Amendment No. 6 to Lease Agreement by and among the Registrant and Wolfram Richter, dated October 6, 2017 (incorporated herein by reference to Exhibit 10.31 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.25†	Lease Agreement by and among the Registrant and Wista-Management GmbH, dated April 12, 2005 (incorporated herein by reference to Exhibit 10.32 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.26†	Amendment to Lease Agreement by and among the Registrant and Wista-Management GmbH, dated December 27, 2018 (incorporated herein by reference to Exhibit 10.33 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.27†	Amendment to Lease Agreement by and among the Registrant and Wista-Management GmbH, dated October 24, 2019 (incorporated herein by reference to Exhibit 4.35 to the Registrant’s Annual Report on Form 20-F (File No. 001-39081) filed with the SEC on March 31, 2020)

4.28†	Amendment to Lease Agreement by and among the Registrant and Wista-Management GmbH, dated June 1, 2020 (incorporated herein by reference to Exhibit 10.38 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233970), filed with the SEC on July 21, 2020)

4.29†	Amended and Restated Collaboration Agreement by and between the Registrant and Pfizer Inc., dated March 17, 2020 (incorporated herein by reference to Exhibit 4.44 to the Registrant’s Annual Report on Form 20-F (File No. 001-39081), filed with the SEC on March 30, 2021)

4.30	Sales Agreement by and among the Registrant, Jefferies LLC and SVB Leerink LLC, dated November 9, 2020 (incorporated herein by reference to Exhibit 1.2 to the Registrant’s Registration Statement on Form F-3 (File No. 333-249991), filed with the SEC on November 10, 2020)

4.31†	Advance Purchase Agreement by and among BioNTech Manufacturing GmbH, Pfizer Inc., and the European Commission, dated November 20, 2020 (incorporated herein by reference to Exhibit 4.51 to the Registrant’s Annual Report on Form 20-F (File No. 001-39081), filed with the SEC on March 30, 2021)

4.32†	Purchase Agreement by and among BioNTech Manufacturing GmbH, Pfizer Inc., and the European Commission, dated February 17, 2021 (incorporated herein by reference to Exhibit 4.52 to the Registrant’s Annual Report on Form 20-F (File No. 001-39081), filed with the SEC on March 30, 2021)

4.33†	Lease for Buildings H028 and H30 by and between the Pharmaserv GmbH and Novartis Manufacturing GmbH (incorporated herein by reference to Exhibit 4.53 to the Registrant’s Annual Report on Form 20-F (File No. 001-39081), filed with the SEC on March 30, 2021)

4.34*†	Lease Agreement by and between the Registrant, as successor-in-interest to Kite Pharma, Inc., and Tech Park 270 III, LLC, dated as of December 1, 2017

4.35*†	Amendment No. 3 to Lease Agreement by and between the Registrant, as successor-in-interest to Kite Pharma, Inc., and Tech Park 270 III, LLC, dated as of July 24, 2018

4.36*†	Amendment No. 4 to Lease Agreement by and between the Registrant, as successor-in-interest to Kite Pharma, Inc., and Tech Park 270 III, LLC, dated as of May 23, 2019

4.37*†	License Agreement by and between the Registrant and Acuitas Therapeutics, Inc., dated as of April 7, 2020

4.38*†	Advanced Purchase Agreement by and among the Registrant, Pfizer Inc. and European Commission, dated as of May 20, 2021

4.39*†	Transfer of Source Code for MyMUT Software Versions by and between the Registrant and TRON gGmbH, dated as of May 5, 2021

4.40*†	Amendment No. 6 to Lease Agreement by and between the Registrant and Tech Park 270, LLC, dated as of August 2, 2021

4.41*†	Side Letter No. 5 to License and Collaboration Agreement by and between Registrant and Genmab A/S, dated August 12, 2021

4.42*†	Amendment No. 1 to Collaboration and License Agreement by and between the Registrant and the Trustees of the University of Pennsylvania, dated as of September 8, 2021

4.43*†	Transfer of Source Code MyMUT Software Versions by and between the Registrant and TRON gGmbH, dated as of September 10, 2021

4.44*†	Amendment No. 2 to Collaboration and License Agreement by and between the Registrant and the Trustees of the University of Pennsylvania, dated as of December 22, 2021

4.45*†	Lease for Areas and Rooms in Building 536 and 537 by and between the Pharmaserv GmbH and Novartis Manufacturing GmbH, dated as of January 19, 2022

4.46*†	Amended and Restated License and Collaboration Agreement, by and between BioNTech SE and Genmab A/S, entered into July 18, 2022, effective as of May 19, 2015

4.47*†	Real Estate Purchase Contract with Conveyance Together with Inventory Purchase Contract by and between Santo Service GmbH, BioNTech Real Estate An der Goldgrube 12 GmbH & Co. KG and BioNTech Manufacturing GmbH, dated as of December 12, 2022

4.48*†	Agreement relating to the Sale and Purchase of Certain Shares of the Issued Share Capital of InstaDeep Ltd by and among the Registrant, InstaDeep Ltd and the Sellers set forth therein, dated as of January 10, 2023

8*	List of Subsidiaries of the Registrant

12.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.
†	Certain information has been excluded from the exhibit because it is both (i) not material and (ii) the type that the Registrant treats as private or confidential.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

BioNTech SE

Date: March 27, 2023	By:	/s/ Prof. Ugur Sahin, M.D.
Prof. Ugur Sahin, M.D.
Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Supervisory Board of BioNTech SE
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of BioNTech SE (the Company) as of December 31, 2022 and 2021, the related consolidated statements of profit or loss, comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission “(2013 framework),” and our report dated March 27, 2023 expressed an unqualified opinion thereon.
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
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue recognition from collaboration partner’s COVID-19 vaccine sales

Description of the Matter
As described in more detail in Note 6 to the consolidated financial statements, the Company recognizes revenues associated with COVID-19 vaccine sales in a total amount of €17.1 billion. This includes €12.5 billion from the Company’s share of its collaboration partner’s gross profit.

The Company is contractually eligible to receive a share of the collaboration partner’s gross profit from vaccine sales in the collaboration partner’s territories. Such gross profit share is recognized as collaboration revenue. In order to determine the gross profit share, the Company uses certain information from the collaboration partner, including vaccine sales outside of the United States and associated production costs, some of which is based on preliminary data shared by the partner and might differ once final data is available.

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

Our audit procedures included, among others, reading the contract with the collaboration partner to understand key terms and obtaining an understanding of management’s methodology and assumptions used to calculate the gross profit share. We performed a hindsight analysis to assess management’s accuracy in estimating the collaboration partner’s vaccine sales outside of the United States and manufacturing and shipping costs. We obtained a confirmation directly from the collaboration partner regarding vaccine sales and cost inputs used to estimate the profit share. We performed a sensitivity analysis of the significant assumptions to evaluate the change in the gross profit share resulting from changing the assumptions, as well as an analysis of previous estimation compared to the actual payments obtained to date. We tested the completeness and accuracy of the Company’s gross profit share calculation. We evaluated the Company’s related disclosures in the consolidated financial statements.

Claims and legal c ontingencies

Description of the Matter
As described in more detail in Note 17 to the consolidated financial statements, the Company is involved in various claims and litigation specifically related to patent infringements and product liability matters. The Company, assisted by their internal and external legal counsel, assesses the need to record a provision or disclose a contingency on a case-by-case basis considering the underlying facts of each matter. The Company discloses contingent liabilities in circumstances where a cash outflow is probable but management is unable to make a reasonable estimate of the expected financial effect that will result from ultimate resolution of the proceeding, or a cash outflow is reasonably possible. A provision is recorded when a cash outflow is deemed probable and reasonably estimable.

Auditing management’s determination of whether a loss of such patent or product liability matters is probable and reasonably estimable, reasonably possible or remote, and the related disclosures, is highly subjective and requires significant judgement.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company’s controls in assessing the completeness, valuation, presentation and disclosures with respect to such claims and legal proceedings. For example, this included testing controls related to the Company’s process for identification, recognition, measurement and disclosure of claims and legal contingencies.

We assessed the completeness of the claims and legal proceedings subject to evaluation by the Company and assessed their determination of the probability of their outcomes through review of presentations for board meetings and inspection of responses to inquiry letters received from both internal and external legal counsels. Further, we held discussions with internal and external legal counsels to confirm our understanding of the allegations, reviewed legal expenses and obtained written representations from executives of the Company confirming the completeness and accuracy of the information provided.

We evaluated the adequacy of the Company’s disclosures in relation to these matters.

/s/

Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft
We have served as the Company’s auditor since 2018
Cologne, Germany
March 27, 2023

Report of Independent Registered Public Accounting Firm
To the Shareholders and Supervisory Board of BioNTech SE
Opinion on Internal Control Over Financial Reporting
We have audited BioNTech SE’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission “(2013 framework),”
(the COSO criteria). In our opinion, BioNTech SE (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2022 and 2021, the related consolidated statements of profit or loss, comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and our report dated March 27, 2023 expressed an unqualified opinion thereon.
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
/s/ Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft
Cologne, Germany
March 27, 2023

Consolidated Statements of Profit or Loss

		Years ended December 31,
(in millions, except per share data)	Note	2022	2021	2020
Revenues
Commercial revenues	6	€17,194.6	€18,874.0	€303.5
Research & development revenues	6	116.0	102.7	178.8

Total revenues		€17,310.6	€18,976.7	€482.3

Cost of sales	7.1	(2,995.0)	(2,911.5)	(59.3)
Research and development expenses	7.2	(1,537.0)	(949.2)	(645.0)
Sales and marketing expenses	7.3	(59.5)	(50.4)	(14.5)
General and administrative expenses	7.4	(484.7)	(285.8)	(94.0)
Other operating expenses	7.5	(407.0)	(94.4)	(2.4)
Other operating income	7.6	815.3	598.4	250.5

Operating income / (loss)		€12,642.7	€15,283.8	€(82.4)

Finance income	7.7	330.3	67.7	1.6
Finance expenses	7.8	(18.9)	(305.1)	(65.0)

Profit / (loss) before tax		€12,954.1	€15,046.4	€(145.8)

Income taxes	8	(3,519.7)	(4,753.9)	161.0

Profit for the period		€9,434.4	€10,292.5	€15.2

Earnings per share
Basic profit for the period per share		€38.78	€42.18	€0.06
Diluted profit for the period per share		€37.77	€39.63	€0.06
The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

		Years ended December 31,
(in millions)	Note	2022	2021	2020
Profit for the period		€9,434.4	€10,292.5	€15.2

Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods, net of tax
Exchange differences on translation of foreign operations		11.2	8.4	(11.1)

Net other comprehensive income / (loss) that may be reclassified to profit or loss in subsequent periods		€11.2	€8.4	€(11.1)

Other comprehensive loss that will not be reclassified to profit or loss in subsequent periods, net of tax
Net gain on equity instruments designated at fair value through other comprehensive income		10.5	—	—
Remeasurement income / (loss) on defined benefit plans		0.6	0.3	(0.3)

Net other comprehensive income / (loss) that will not be reclassified to profit or loss in subsequent periods		€11.1	€0.3	€(0.3)

Other comprehensive income / (loss) for the period, net of tax		€22.3	€8.7	€(11.4)

Comprehensive income for the period, net of tax		€9,456.7	€10,301.2	€3.8

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Financial Position

(in millions)	Note	December 31, 2022	December 31, 2021
Assets
Non-current assets
Intangible assets	11	€219.7	€202.4
Property, plant and equipment	10	609.2	322.5
Right-of-use assets	19	211.9	197.9
Other financial assets	12	80.2	21.3
Other non-financial assets	14	6.5	14.4
Deferred tax assets	8	229.6	—

Total non-current assets		€1,357.1	€758.5

Current assets
Inventories	13	439.6	502.5
Trade and other receivables	12	7,145.6	12,381.7
Other financial assets	12	189.4	381.6
Other non-financial assets	14	271.9	113.4
Income tax assets	8	0.4	0.4
Cash and cash equivalents	12	13,875.1	1,692.7

Total current assets		€21,922.0	€15,072.3

Total assets		€23,279.1	€15,830.8

Equity and liabilities
Equity
Share capital	15	248.6	246.3
Capital reserve	15	1,828.2	1,674.4
Treasury shares	15	(5.3)	(3.8)
Retained earnings		18,833.0	9,882.9
Other reserves	16	(848.9)	93.9

Total equity		€20,055.6	€11,893.7

Non-current liabilities
Lease liabilities, loans and borrowings	12	176.2	171.6
Other financial liabilities	12	6.1	6.1
Income tax liabilities	8	10.4	4.4
Provisions	17	8.6	184.9
Contract liabilities	6	48.4	9.0
Other non-financial liabilities	18	17.0	12.8
Deferred tax liabilities	8	6.2	66.7

Total non-current liabilities		€272.9	€455.5

Current liabilities
Lease liabilities, loans and borrowings	12	36.0	129.9
Trade payables	12	204.1	160.0
Other financial liabilities	12	785.1	1,190.4
Refund liabilities	6	24.4	90.0
Income tax liabilities	8	595.9	1,568.9
Provisions	17	367.2	110.2
Contract liabilities	6	77.1	186.1
Other non-financial liabilities	18	860.8	46.1

Total current liabilities		€2,950.6	€3,481.6

Total liabilities		€3,223.5	€3,937.1

Total equity and liabilities		€23,279.1	€15,830.8

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Stockholders’ Equity

(in millions)	Note	Share capital	Capital reserve	Treasury shares	Retained earnings	Other reserves (1)	Total equity
As of January 1, 2020		€232.3	€686.7	€(5.5)	€(424.8)	€4.8	€493.5

Profit for the period		—	—	—	15.2	—	€15.2
Other comprehensive loss		—	—	—	—	(11.4)	€(11.4)

Total comprehensive profit / (loss)		€—	€—	€—	€15.2	€(11.4)	€3.8

Issuance of share capital		14.0	861.0	0.7	—	—	€875.7
Transaction costs		—	(33.2)	—	—	—	€(33.2)
Share-based payments	17	—	—	—	—	32.0	€32.0

As of December 31, 2020		€246.3	€1,514.5	€(4.8)	€(409.6)	€25.4	€1,371.8

Profit for the period		—	—	—	10,292.5	—	€10,292.5
Other comprehensive income		—	—	—	—	8.7	€8.7

Total comprehensive income		—	—	—	10,292.5	8.7	€10,301.2

Issuance of treasury shares	16	—	162.6	1.0	—	—	€163.6
Transaction costs		—	(2.7)	—	—	—	€(2.7)
Share-based payments	17	—	—	—	—	59.8	€59.8

As of December 31, 2021		€246.3	€1,674.4	€(3.8)	€9,882.9	€93.9	€11,893.7

Profit for the period		—	—	—	9,434.4	—	€9,434.4
Other comprehensive income		—	—	—	—	22.3	€22.3

Total comprehensive income		€—	€—	€—	€9,434.4	€22.3	€9,456.7

Issuance of share capital	15	0.5	67.1	—	—	—	€67.6
Redemption of convertible note	12	1.8	233.2	—	—	—	€235.0
Share repurchase program	15	—	(979.5)	(6.9)	—	—	€(986.4)
Transaction costs		—	(0.1)	—	—	—	€(0.1)
Dividends	15	—	—	—	(484.3)	—	€(484.3)
Share-based payments	16	—	833.1	5.4	—	(1,519.8)	€(681.3)
Current and deferred taxes	8	—	—	—	—	554.7	€554.7

As of December 31, 2022		€248.6	€1,828.2	€(5.3)	€18,833.0	€(848.9)	€20,055.6

(1)	Includes foreign currency translation reserve which was presented separately in prior periods.

Consolidated Statements of Cash Flows

	Years ended December 31,
(in millions)	2022	2021	2020
Operating activities
Profit for the period	€9,434.4	€10,292.5	€15.2
Income taxes	3,519.7	4,753.9	(161.0)

Profit before tax	€12,954.1	€15,046.4	€(145.8)

Adjustments to reconcile profit before tax to net cash flows:
Depreciation and amortization of property, plant, equipment, intangible assets and right-of-use assets	123.3	75.2	38.7
Share-based payment expenses	108.6	93.9	32.1
Net foreign exchange differences	625.5	(387.5)	41.3
Loss on disposal of property, plant and equipment	0.6	4.6	0.6
Finance income excluding foreign exchange differences	(265.3)	(1.5)	(1.6)
Finance expense excluding foreign exchange differences	18.9	305.2	22.3
Movements in government grants	0.3	(89.0)	92.0
Other non-cash income / (loss)	—	(2.2)	1.7
Unrealized net (gain) / loss on derivative instruments at fair value through profit or loss	(241.0)	57.3	—
Working capital adjustments:
Decrease / (increase) in trade and other receivables, contract assets and other assets	4,369.9	(11,808.1)	(247.9)
Decrease / (increase) in inventories	62.9	(438.4)	(49.8)
Increase in trade payables, other financial liabilities, other liabilities, contract liabilities, refund liabilities and provisions	85.7	1,516.1	204.6
Interest received	29.3	1.2	1.4
Interest paid	(21.5)	(12.2)	(3.6)
Income tax received / (paid), net	(4,222.1)	(3,457.9)	0.5
Share-based payments	(51.8)	(13.4)	—
Net cash flows from / (used in) operating activities	€13,577.4	€889.7	€(13.5)

Investing activities
Purchase of property, plant and equipment	(329.2)	(127.5)	(66.0)
Proceeds from sale of property, plant and equipment	0.6	3.4	1.2
Purchase of intangible assets and right-of-use assets	(34.1)	(26.5)	(19.4)
Acquisition of subsidiaries and businesses, net of cash acquired	—	(20.8)	(60.6)
Purchase of financial instruments	(47.8)	(19.5)	—
(Investment) / proceeds from maturity of other financial assets	375.2	(375.2)	—

Net cash flows used in investing activities	€(35.3)	€(566.1)	€(144.8)

Financing activities
Proceeds from issuance of share capital and treasury shares, net of costs	110.5	160.9	753.0
Proceeds from loans and borrowings	0.8	—	156.0
Repayment of loans and borrowings	(18.8)	(52.6)	(1.6)
Payments related to lease liabilities	(41.1)	(14.1)	(12.7)
Share repurchase program	(986.4)	—	—
Dividends	(484.3)	—	—

Net cash flows from / (used in) financing activities	€(1,419.3)	€94.2	€894.7

Net increase in cash and cash equivalents	12,122.8	417.8	736.4
Change in cash and cash equivalents resulting from exchange rate differences	59.6	64.7	(45.3)
Cash and cash equivalents at the beginning of the period	1,692.7	1,210.2	519.1

Cash and cash equivalents at December 31	€13,875.1	€1,692.7	€1,210.2

The accompanying notes form an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

1	Corporate Information
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
Our consolidated financial statements for the year ended December 31, 2022, were authorized for issue in accordance with a resolution of the Supervisory Board on March 2
6
, 2023.

2	Significant Accounting Policies

2.1	Basis of Preparation
General
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Financial Reporting Board (IASB).
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

2.2	Basis of Consolidation
The consolidated financial statements comprise the financial statements of BioNTech SE and its controlled investees (subsidiaries).
The Group controls an investee if, and only if, the Group has

•	power over the investee ( i.e. , existing rights that give it the current ability to direct the relevant activities of the investee);

•	exposure, or rights, to variable returns from its involvement with the investee; and

•	the ability to use its power over the investee to affect its returns.
Generally, there is a presumption that a majority of voting rights results in control.
Whether an investee is controlled is
re-assessed
if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when control is obtained over the subsidiary and ceases when control over the subsidiary is lost.
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
Costs related to executing business combinations are recognized when they are incurred and are classified as general and administrative expenses.
After initial recognition, goodwill is tested at least annually or when there is an indication for impairment. See Note 2.3.14. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.
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
Revenue
Identification of the Contract
We generate revenues from collaboration and license agreements, which contain multiple elements, including licenses to use, research, develop, manufacture and commercialize candidates and products, research and development services as well as obligations to develop and manufacture preclinical and clinical material and products. We determined that those collaboration and license agreements qualify as contracts with customers. A contract is an agreement between two or more parties that establishes enforceable rights and obligations.
Identification of Performance Obligations
Our customer contracts often include bundles of licenses, goods and services. If the granting of a license is bundled together with delivering of goods and or the rendering of services, it is assessed whether these agreements are comprised of more than one performance obligation. A performance obligation is only accounted for as the grant of a license if the grant of a license is the sole or the predominant promise of the performance obligation.
Determining Transaction Prices
We apply judgement when determining the consideration that is expected to be received. If the consideration in an agreement includes a variable amount, we estimate the amount of consideration to which we will be entitled in exchange for transferring the goods to the customer. At contract inception, the variable consideration is estimated based on the most likely amount of consideration expected from the transaction and constrained until it is highly probable that a significant revenues reversal in the amount of cumulative revenues recognized will not occur when the associated uncertainty with respect to the variable consideration is subsequently resolved. The estimated revenues are updated at each reporting date to reflect the current facts and circumstances.
Allocation of Transaction Prices
If a contract with a customer contains more than one performance obligation, the transaction price is allocated to each performance obligation based on relative standalone selling prices. We have established the following hierarchy to determine the standalone selling prices.

•
Where standalone selling prices for offered licenses, goods or services are observable and reasonably consistent across customers, our standalone selling price estimates are derived from our respective pricing history. However due to the limited number of customers and the limited company history this approach can rarely be used.

•	Where sales prices for an offering are not directly observable or highly variable across customers, we follow a cost-plus-margin approach.

•	For offerings that have highly variable pricing and lack substantial direct costs to estimate based on a cost-plus-margin approach, we allocate the transaction price by applying a residual approach.

Judgment is required when estimating standalone selling prices.
Recognition of Revenues
For each separate performance obligation, it is evaluated whether control is transferred either at a point in time or over time. For performance obligations that are satisfied over time, revenues are recognized based on a measure of progress, which depicts the performance in transferring control to the customer. Under the terms of our licensing arrangements, we provide the licensee with a research and development license, which represents a right to access our intellectual property as it exists throughout the license period (as our intellectual property is still subject to further research). Therefore, the promise to grant a license is accounted for as a performance obligation satisfied over time as our customers simultaneously receive and consume the benefits from our performance.
Earnings based on the collaboration partners’ gross profit, which is shared under the respective collaboration agreements, are recognized based on the sales-based or usage-based royalty exemption; i.e. when, or as, the underlying sales occur, which is when the performance obligation has been satisfied. As described further in Note 3 certain judgment is applied when accounting for the collaboration agreements.
Revenue arrangements that involve two or more partners who contribute to the provision of a specific good or service to a customer are assessed in terms of principal-agent considerations in order to determine the appropriate treatment for the transactions between us and the collaborator and the transactions between us and other third parties. The classification of transactions under such arrangements is determined based on the nature and contractual terms of the arrangement along with the nature of the operations of the participants. Any consideration related to activities in which we are considered the principal, which includes being in control of the good or service before such good or service is transferred to the customer, are accounted for as gross revenues. Any consideration related to activities in which we are considered the agent, are accounted for as net revenues.
Revenues from the sale of pharmaceutical and medical products (
e.g
.,
COVID-19
vaccine sales and other sales of peptides and retroviral vectors for clinical supply) are recognized when we transfer control of the product to the customer. Control of the product normally transfers when the customer gains physical possession and we have not retained any significant risks of ownership or future obligations with respect to the product. In general, payments from customers are due within 30 days after invoice. However, with respect to our collaboration with Pfizer Inc., or Pfizer, there is a significant time lag between when revenues are recognized and the payments are received. The contractual settlement of the gross profit share has a temporal offset of more than one calendar quarter. As Pfizer’s fiscal quarter for subsidiaries outside the United States differs from ours, it creates an additional time lag between the recognition of revenues and the payment receipt.
For certain contracts, the finished product may temporarily be stored at our location under a bill-and-hold
arrangement. Revenues from
bill-and-hold
arrangements are recognized at the point in time when the customer obtains control of the product and all of the following criteria have been met: (i) the arrangement is substantive; (ii) the product is identified separately as belonging to the customer; (iii) the product is ready for physical transfer to the customer; and (iv) we do not have the ability to use the product or direct it to another customer. In determining when the customer obtains control of the product, we consider certain indicators, including whether title and significant risks and rewards of ownership have transferred to the customer and whether customer acceptance has been received.
Contract Balances
Contract Assets
A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If we transfer goods or services to a customer before the customer pays the respective consideration or before payment is due, a contract asset is recognized for the earned consideration that is conditional.
Trade Receivables
A receivable represents our right to an amount of consideration that is unconditional (
i.e
., only the passage of time is required before payment of the consideration is due).

Contract Liabilities
A contract liability is the obligation to transfer goods or services to a customer for which we have received consideration (or an amount of consideration is due) from the customer. If a customer pays consideration before we transfer goods or services to the customer, a contract liability is recognized when the payment is made or when the payment is due (whichever is earlier). Contract liabilities are recognized as revenue when we fulfill our performance obligations under the contract.
Refund Liabilities
A refund liability is a consideration which has been received but which will need to be refunded to the customer in the future as it represents an amount to which we are ultimately not entitled under the contract. A refund liability is measured at the amount of consideration received (or receivable) to which we do not expect to be entitled (i.e., amounts not included in the transaction price). We update our estimates of refund liabilities (and the corresponding change in the transaction price) at the end of each reporting period.

2.3.5	Government Grants
Government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as other income on a systematic basis over the periods that the related costs, for which the grant is intended to compensate, are expensed. When the grant relates to an asset, it is recognized as deferred income within the consolidated statements of financial position. Other income is subsequently recognized in our consolidated statements of profit or loss over the useful life of the underlying asset subject to funding.

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
Recognition of Taxes
Current and deferred tax items are recognized similarly to the underlying transaction either in profit or loss, other comprehensive income or directly in equity.
Current tax assets and current tax liabilities are offset if, and only if, we have a legally enforceable right to set off the recognized amounts and intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously. Deferred tax assets and deferred tax liabilities are only offset when we have a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either (i) the same taxable entity or (ii) different taxable entities, which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.
Sales Tax
Expenses and assets are recognized net of sales tax, except when the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority.
The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the consolidated statements of financial position.
Future tax legislation
Based on the Organisation for Economic
Co-operation
and Development (OECD) Base Erosion and Profit Shifting (BEPS) project to tackle tax avoidance the OECD/G20 Inclusive Framework (an association of about 140 countries) decided to introduce a global minimum taxation for large multinational groups
(so-called
Pillar 2). The Global Anti-Base Erosion Rules shall ensure large multinational groups pay a minimum level of tax on the income arising in each jurisdiction where they operate. In December 2021, the OECD published so-called
OECD Model Rules, which serve as a draft bill for implementation into national domestic law, followed by guidelines and commentaries published in March 2022. In December 2022, the EU adopted a corresponding EU directive (EU 2022/2523), which obliges EU member states to transpose the rules into national domestic law.
The date of application of the national domestic law in Germany is scheduled for the fiscal year 2024. Subsequent, when the OECD Model Rules has entered into force in Germany, the Group will be obliged to file top-up
tax information returns for all entities which are part of the group, beginning with the fiscal year 2024. If in any jurisdiction the effective tax rate is below the minimum rate (15%) the Group may be subject to the so-called
top-up
tax or a
so-called
qualified domestic minimum
top-up
tax. To date, no jurisdiction in which the Group operates has transposed the OECD Model Rules into national domestic law and entered into force. The Group closely follows the progress of the legislative process in each country in which the Group operates.

F-1
5

2.3.7	Foreign Currencies
Our consolidated financial statements are presented in Euros, which is also our functional currency. For each entity, the Group determines the functional currency, and items included in the consolidated financial statements of such entities are measured using that functional currency. We use the direct method of consolidation and, on disposal of a foreign operation, the gain or loss that is reclassified to the consolidated statements of profit or loss reflects the amount that arises from using this method.
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

2.3.8	Cash Dividend
We recognize a liability to pay a dividend when the distribution is authorized. As per the corporate laws of Germany, a distribution is authorized when it is approved by the general shareholder meeting. A corresponding amount is recognized directly in equity.

2.3.9	Property, Plant and Equipment
Construction in progress is stated at cost. Property, plant and equipment are stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. Such cost includes the cost of replacing part of the property, plant and equipment if the recognition criteria are met. All other repair and maintenance costs are expensed as incurred.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Property, plant and equipment	Useful life (years)
Buildings	10-33
Equipment, tools and installations	5 - 18
Operating and business equipment
h
as a useful life of 1-10 years and is reported under equipment, tools and installations due to immateriality.
An item of property, plant and equipment initially recognized is derecognized upon disposal (
i.e
., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statements of profit or loss when the asset is derecognized.
The residual values, useful lives and methods of depreciation of property, plant and equipment are reviewed at each financial year-end
and adjusted prospectively, if appropriate.

2.3.10	Leases
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

•	we have the right to obtain substantially all of the economic benefits from the use of the asset throughout the period of use; and

•
we have the right to direct the use of the asset. We possess this right when we hold the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decision about how and for what purpose the asset is used is predetermined, the Group has the right to direct the use of the asset if either:

•	we have the right to operate the asset; or

•	we designed the asset in a way that predetermines how and for what purpose it will be used.
At inception or on reassessment of a contract that contains a lease component, the consideration in the contract is allocated to each lease component on the basis of their relative standalone prices. However, for leases of land and buildings in which it is a lessee, we have elected not to separate non-lease
components, and instead account for the lease and
non-lease
components as a single lease component.
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
The
right-of-use
asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use
asset and the end of the lease term. The estimated useful lives of right-of-use
assets are determined on the same basis as those of property, plant and equipment. In addition, the right-of-use
asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the incremental borrowing interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the incremental borrowing rate is used as the discount rate.

F-1
7

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
right-of-use
asset has been reduced to zero.
Right-of-use
assets are presented separately and lease liabilities are presented in “Financial Liabilities” in the consolidated statements of financial position.
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

2.3.11	Intangible Assets
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
Intangible assets with finite lives are amortized generally on a straight-line basis over the useful life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at the end of each reporting period at the least. The amortization expense on intangible assets with finite lives is recognized in the consolidated statements of profit or loss in the expense category that is consistent with the function of the intangible assets.

F-1
8

A summary of the useful lives applied to the Group’s intangible assets is as follows:

Intangible assets	Useful life (years)
Intellectual property rights	8-20
Licenses	3-20
Software	3-8
Intangible assets with indefinite useful lives are not amortized, but are tested for impairment at least annually, or when there is an indication for impairment, either individually or at the level of a cash-generating unit (see Note 2.3.14 for further details). The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.
We have classified advanced payments on intangible assets as intangible assets, which are not yet ready for use. Advanced payments on intangible assets are tested for impairment on an annual basis.
An intangible asset is derecognized upon disposal (
i.e
., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statements of profit or loss.
Research and Development Costs
Research costs are expensed as incurred. Development expenditures on an individual project are recognized as an intangible asset if, and only if, all of the following six criteria can be demonstrated:

•	the technical feasibility of completing the intangible asset so that the asset will be available for use or sale;

•	the intention to complete the project;

•	the ability and intention to use or sell the asset;

•	how the asset will generate future economic benefits;

•	the availability of resources to complete the asset; and

•	the ability to reliably measure the expenditure during development.
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

2.3.12	Financial Instruments
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

F-
19

Subsequent Measurement
The measurement of financial assets depends on their classification, as described below.
Financial Assets measured at Amortized Cost
Financial assets at amortized cost include trade receivables. With respect to trade receivables, we applied the practical expedient which means that they are measured at the transaction price determined under IFRS 15. Refer to the accounting policies in Note 2.3.4. Other financial assets are measured at amortized costs since they are held to collect contractual cash flows, which are solely payments of principal and interest. Gains and losses are recognized in our consolidated statements of profit or loss when the financial asset is derecognized, modified or impaired.
Financial Assets designated at Fair Value through OCI (Equity Instruments)
Upon initial recognition, we can irrevocably elect to classify equity investments as equity instruments designated at fair value through OCI when they meet the definition of equity under IAS 32 and are not held for trading. The classification is determined on an instrument-by-instrument
basis. Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognized as other income in the consolidated statements of profit or loss when the right of payment has been established. Equity instruments designated at fair value through OCI are not subject to impairment assessment. We elected to irrevocably classify our non-listed
and listed equity investments under this category. They are recognized using trade date accounting.
Financial Assets at Fair Value through Profit or Loss
D
erivatives not designated as hedging instruments are measured at fair value through profit or loss. A financial asset exists if the derivative has a positive fair valu
e.
Derecognition
A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the consolidated statements of financial position) when the rights to receive cash flows from the asset have expired or have been transferred in terms of fulfilling the derecognition criteria.
Impairment of Financial Assets
An allowance for expected credit losses (ECLs) is considered for all non-derivative
financial debt investments including cash, time deposits and debt securities of the Group. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all of the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.
For trade receivables and contract assets, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. We have established an
ECL-model
that is based on the probability of default (PD), considers the respective country default probabilities and takes the maturities into account. For the PD of companies, we use the maturities of the trade receivables and the scoring of the companies.
ii) Financial Liabilities
Financial liabilities are generally measured at amortized cost using the effective-interest method. Derivatives with negative fair values not designated as hedging instruments and liabilities for contingent consideration in business combinations are measured at fair value.
All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.
Financial liabilities measured at amortized cost, include loans and borrowings, trade payables and other financial liabilities. They are measured at amortized cost using the effective interest rate (EIR) method. Gains and losses are recognized in the consolidated statements of profit or loss when the liabilities are derecognized as well as through the EIR amortization process.
Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the consolidated statements of profit or loss.

F-2
0

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
iii) Expenses and Income from Exchange Forward Contracts
Effects from foreign exchange forward contracts, which are measured at fair value through profit or loss, are either shown as other operating income or expenses on a cumulative basis and might switch between those two positions during the year-to-date
reporting periods.

2.3.13	Inventories
Inventories are valued at the lower of cost and net realizable value.
Costs incurred in bringing each product to its present location and condition are accounted for as follows:

•	raw materials and supplies: purchase cost on a first-in / first-out basis; or

•
unfinished goods and finished goods: cost of direct materials and labor, including both internal manufacturing and third-party contract manufacturing organizations, or CMOs, and a proportion of manufacturing overheads based on the normal operating capacity, but excluding borrowing costs.

Net realizable value is the estimated selling price in the ordinary course of business less estimated costs of completion and the estimated costs necessary to make the sale. Write-offs are recorded if inventories are expected to be unsaleable, do not fulfill the specification defined by our quality standards or if its shelf-life has expired. For inventories subject to the collaboration partners’ gross profit share mechanism, we consider the contractual compensation payments in the estimate of the net realizable value.

2.3.14	Impairment of Non-Financial Assets
At each reporting date, we assess whether there is an indication that a non-financial
asset may be impaired. Goodwill is tested for impairment at least annually as of October 1. Impairment is determined for goodwill by assessing the recoverable amount of each cash-generating unit (or group of CGUs) to which the goodwill relates. If any indication exists, or when annual impairment testing is performed, we estimate the asset’s or CGU’s recoverable amount. The recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. In case the asset is not generating independent cash inflows the impairment test is performed for the smallest group of assets that generate largely independent cash inflows from other assets (CGU). When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or the non-current
assets of the CGU are considered impaired and written down to their recoverable amount.
In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax
discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions and our market capitalization are taken into account.
If a value in use is determined it is based on detailed budgets and forecast calculations, which are prepared separately for each of our cash-generating units to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of at least five years. A long-term growth rate is calculated and applied to project future cash flows after the last year of the detailed planning period.
Impairment losses are recognized in the consolidated statements of profit or loss in expense categories consistent with the function of the impaired asset.
For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the

F-2
1

asset’s or cash-generating unit’s recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statements of profit or loss.

2.3.15	Cash and Cash Equivalents
Cash and cash equivalents comprise cash at banks and on hand and short-term investments we consider to be highly liquid (including deposits and money market funds) with an original maturity of three months or less, that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value. Deposits with an original maturity of more than three months are recognized as other financial assets.

2.3.16	Provisions
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
A provision is also recognized for certain contracts with suppliers for which the unavoidable costs of meeting the obligations exceed the economic benefits expected to be received. The economic benefits considered in the assessment comprise the future benefits we are directly entitled to under the contract as well as the anticipated future benefits that are the economic consequence of the contract if these benefits can be reliably determined.
The expense relating to a provision is presented in the consolidated statements of profit or loss net of any reimbursement.

2.3.17	Share-Based Payments
Employees (and others providing similar services) receive remuneration in the form of share-based payments, which are settled in equity instruments (equity-settled transactions) or in cash (cash-settled transactions).
In accordance with IFRS 2, share-based payments are generally divided into cash-settled and equity-settled. Both types of payment transactions are measured initially at their fair value as of the grant date. The fair value is determined using an appropriate valuation model, further details of which are given in Note 16. Rights granted under cash-settled transactions are remeasured at fair value at the end of each reporting period until the settlement date. The cost of share-based payment awards is recognized over the relevant service period, applying either the straight-line method or the graded vesting method, where applicable.
These costs are recognized in cost of sales, research and development expenses, sales and marketing expenses or general and administrative expenses, together with a corresponding increase in equity (other reserves) or other liabilities, over the period in which the service is provided (the vesting period). The cumulative expense recognized for cash- and equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired, and also reflects the best estimate of the number of equity instruments that will ultimately vest.
If we have a choice of settling either in cash or by providing equity instruments, the rights granted are accounted for as an equity-settled transaction, unless there is a present obligation to settle in cash.
If, due to local tax regulations, an amount is withheld for the employee’s tax obligations and paid directly to the tax authorities in cash on the employee’s behalf, the entire share-based payment program remains an equity-settled plan based on the IFRS 2 classification. Accordingly the amount withheld for the employee’s tax obligations expected to be paid directly to the tax authorities is reclassified from Other reserves to Other non-financial
liabilities.

2.3.18	Treasury Shares
We apply the par value method to our repurchases of outstanding American Depositary Shares, or ADSs. Accordingly, the nominal value of acquired treasury shares is deducted from equity shown in a separate category, Treasury Shares. Any premium paid in excess of the nominal value of a repurchased ADS is deducted from capital reserves. On the trade date, we recognize a liability and on the settlement date, we settle in cash. We recognize the foreign exchange differences that may occur between trade and settlement date as profit or loss.

2.4	Standards Applied for the First Time
In 2022, the following potentially relevant new and amended standards and interpretations became effective, but did not have an impact on our consolidated financial statements:

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
The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the financial statements and that might have an impact on our financial statements are disclosed below. We have not adopted any standards early and intend to adopt these new and amended standards and interpretations, if applicable, when they become effective.

Standards / Interpretations	Date of application
IFRS 17 Insurance Contracts	January 1, 2023
Amendments to IFRS 17 Insurance Contracts	January 1, 2023
Amendments to IAS 1 and IFRS Practice Statement 2: Disclosure of Accounting Policies	January 1, 2023
Amendments to IAS 8 Accounting policy changes: Definition of Accounting Estimates	January 1, 2023
Amendments to IAS 12 Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction	January 1, 2023
Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current	January 1, 2024
Amendments to IAS 1 Presentation of Financial Statements: Non-current Liabilities with Covenants	January 1, 2024
Amendments to IFRS 16 Leases: Lease Liability in a Sale and Leaseback	January 1, 2024
We do not expect a significant impact of the application of any of these standards and amendments.

3	Significant Accounting Judgments, Estimates and Assumptions
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

F-2
3

Revenues from Contracts with Customers
We applied the following judgments, estimates and assumptions that significantly affect the determination of the amount and timing of revenues from contracts with customers:
Identification and Determination of Performance Obligations
We generate revenues from collaboration and license agreements, which contain multiple elements, including licenses to use, research, develop, manufacture and commercialize candidates and products, research and development services as well as obligations to develop and manufacture preclinical and clinical material and products. We determined that those collaboration and license agreements qualify as contracts with customers. A contract is an agreement between two or more parties that establishes enforceable rights and obligations. At inception of each agreement, we apply judgment when determining which promises represent distinct performance obligations. If promises are not distinct, they are combined until the bundle of promised goods and services is distinct. For some agreements, this results in accounting for goods and services promised in a collaboration and license agreement as a single performance obligation with a single measure of progress. For these combined performance obligations, we assess which of these promises is the predominant promise to determine the nature of the performance obligation. When licenses are granted, we determined that the grant of the license is the predominant promise within the combined performance obligations. It is assessed that we grant our customers a right to access or a right to use our intellectual property due to the collaboration and license agreements.
Measurement of the Transaction Price
Our collaboration and license agreements often include variable considerations, which are contingent on the occurrence or non-occurrence
of a future event
(i.e.
, reaching a certain milestone). When determining deferred revenues of a collaboration and license agreement, we need to estimate the amount of consideration to which we will be entitled in exchange for transferring the promised goods or services to our customers.
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

F-2
4

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
Pfizer Agreement Characteristics
With respect to our collaboration with Pfizer, commercial revenues are recognized based on our collaboration partners’ gross profit from
COVID-19
vaccine sales, which is shared under the respective collaboration agreement. In determining commercial revenues pursuant to this collaboration agreement, we are reliant on our collaboration partner for details regarding its gross profit for the period at hand. Certain of the information which our collaboration partner provides us with to identify the gross profit are, by necessity, preliminary and subject to change.
Pfizer’s gross profit shares are calculated based on sales and include consideration of transfer prices. The latter includes manufacturing and shipping costs, which represent standard prices and include mark-ups
on manufacturing costs as specified by the terms of the agreement. Manufacturing and shipping cost variances were considered as far as those have been identified. Nevertheless, those input parameters may be adjusted once actual costs are determined. The sales as reported by Pfizer have been used to estimate license obligations in terms of royalties and sales milestones. Sales milestones and royalties are recognized as they are earned by the partners. Sales milestones are shared equally, while royalty payments are borne by the partners on the basis of revenues in the territories for which the partners are responsible and subsequently deducted as cost under the gross profit shared. The estimated royalty fees applied to net sales reflect the license obligations to the extent currently identified from third party contractual arrangements. Changes in estimates are accounted for prospectively, when determined.
Manufacturing cost variances include expenses from unused contract manufacturing capacities and overstock inventories finally scrapped. As only materialized costs – which means manufacturing capacities finally lapsed or inventories finally scrapped – are cash-effectively shared with the partner, the gross profit share impact is anticipated once assessed as highly probable to occur. Any changes to this assessment will be recognized prospectively.
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
For the carrying amounts of the revenue recognition-related contract balances, see Note 6. Judgment is required in determining whether a right to consideration is unconditional and thus qualifies as a receivable.
Provisions and Contingencies
We are currently confronted with claims and legal proceedings. Those include claims from third parties demanding indemnification for purported infringement of third party’s patent or other intellectual proprietary rights as well as product liability claims. For these matters we assess whether provisions must be recorded and whether contingencies must be reported.
Due to uncertainties relating to these matters, provisions and contingencies are based on the best information available.
Significant judgment is required in the determination of whether and when a provision is to be recorded and what the appropriate amount for such provision should be. Notably, judgment is required in the following areas:

•	Determining whether an obligation exists

F-2
5

•	Determining the probability of outflow of economic benefits

•	Determining whether the amount of an obligation is reliably estimable

•	Estimating the amount of the expenditure required to settle the present obligation
At the end of each reporting period, we reassess the potential obligations related to our pending claims and litigation and adjust our respective provisions and contingencies
to reflect the current best estimate. In addition, we monitor and evaluate new information that we receive after the end of the respective reporting period, but before the Consolidated Financial Statements are authorized for issue, to determine whether this provides additional information regarding conditions that existed at the end of the reporting period. Changes to the estimates and assumptions and outcomes that differ from these estimates and assumptions, could require material adjustments to the carrying amounts of the respective provisions recorded and additional provisions.
The expected timing or amounts of any outflows of economic benefits resulting from these lawsuits and claims are uncertain and difficult to estimate or even not estimable, as they generally depend on the duration of the legal proceedings and settlement negotiations required to resolve the litigation and claims and the unpredictability of the outcomes of legal disputes in several jurisdictions.
Disclosures in respect of third-party claims and litigation for which no provisions have been recognized are made in the form of contingent liabilities, unless a potential outflow of resources is considered remote. It is not practicable to estimate the financial impact of contingent liabilities due to the uncertainties around lawsuits and claims as outlined above.
For further disclosures and carrying amounts relating to provisions and contingencies, see Note
17
.
Research and Development Expenses
The nature of our business and primary focus of our activities, including development of our platforms and manufacturing technologies, generate a significant amount of research and development expenses. Research costs are expensed as incurred. Development expenditures on an individual project are recognized as an intangible asset if, and only if, the capitalization criteria are met. We have entered into agreements under which third parties grant licenses to us. If those licenses grant access to technologies, both parties jointly perform research or development activities and both are exposed to significant risks and rewards of the activities, costs incurred with the agreements are not treated differently from costs related to own product candidates. If the agreements grant us rights to use certain patents and technologies that meet the definition of an identifiable asset, they are treated as acquired intangible assets. Based on our assessment we have concluded that, due to the inherent risk of failure in pharmaceutical development and the uncertainty of approval, these criteria are regularly not met before regulatory approval is achieved. The related expenditure is reflected in the consolidated statements of profit or loss in the period in which the expenditure is incurred. Sales-based milestone or royalty payments incurred under license agreements relating to self-developed intangibles after the approval date of the respective pharmaceutical product are recognized as expenses as incurred. Prior to initial regulatory approval, costs relating to production of pre-launch
products which do not fulfill capitalization criteria are expensed as research and development expenses in the period incurred.
Share-Based Payments
Determining the fair value of share-based payment transactions requires the most appropriate valuation for the specific program, which depends on the underlying terms and conditions. We used valuation models like a binomial or Monte-Carlo simulation model for the measurement of the cash- and equity-settled transactions’ fair value considering certain assumption relating to,
e.g.
, the volatility of stock price, the determination of an appropriate risk-free interest rate, expected dividends and the probability of reaching a minimum hurdle to exercise the relevant options. For awards which were granted prior to the initial public offering, at a time where no quoted market prices existed, the valuation model assumptions included the option’s underlying share price. For awards which were granted post the initial public offering, the grant date’s share prices on the Nasdaq Global Select Market were included in the valuation.
A retention assumption is applied when estimating the number of equity instruments for which service conditions are expected to be satisfied and will be revised in case material differences arise. Ultimately, a true-up
to the number satisfied until settlement date will be recorded.

F-2
6

For further disclosures relating to share-based payments, see Note 16.
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
Income Taxes
We are subject to income taxes in more than one tax jurisdiction. Due to the increasing complexity of tax laws and the corresponding uncertainty regarding the legal interpretation by the fiscal authorities, tax calculations are generally subject to an elevated amount of uncertainty. To the extent necessary, possible tax risks are taken into account in the form of provisions.
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
For further disclosures relating to deferred taxes, see Note 8.

F-2
7

4	Group Information
Information about Subsidiaries
The consolidated financial statements include the following subsidiaries:

			% equity interest
Name	Country of incorporation	Registered office	December 31, 2022	December 31, 2021
BioNTech BioNTainer Holding GmbH	Germany	Mainz	100%	n/a (1)
BioNTech Cell & Gene Therapies GmbH	Germany	Mainz	100%	100%
BioNTech Delivery Technologies GmbH	Germany	Halle	100%	100%
BioNTech Diagnostics GmbH	Germany	Mainz	100%	100%
BioNTech Europe GmbH	Germany	Mainz	100%	100%
BioNTech Individualized mRNA Manufacturing GmbH i.G.	Germany	Mainz	100%	n/a (1)
BioNTech Innovation GmbH	Germany	Mainz	100%	100%
BioNTech Innovative Manufacturing Services GmbH	Germany	Idar-Oberstein	100%	100%
BioNTech Idar-Oberstein Services GmbH	Germany	Idar-Oberstein	100%	n/a (1)
BioNTech Manufacturing GmbH	Germany	Mainz	100%	100%
BioNTech Manufacturing Marburg GmbH	Germany	Marburg	100%	100%
BioNTech Innovation and Services Marburg GmbH	Germany	Marburg	100%	100%
JPT Peptide Technologies GmbH	Germany	Berlin	100%	100%
NT Security and Services GmbH	Germany	Mainz	100%	n/a (1)
reSano GmbH	Germany	Mainz	100%	100%
BioNTech Real Estate Holding GmbH	Germany	Holzkirchen	100%	100%
BioNTech Real Estate Verwaltungs GmbH	Germany	Holzkirchen	100%	100%
BioNTech Real Estate GmbH & Co. KG	Germany	Holzkirchen	100%	100%
BioNTech Real Estate An der Goldgrube GmbH & Co. KG	Germany	Holzkirchen	100%	100%
BioNTech Real Estate Haus Vier GmbH & Co. KG	Germany	Holzkirchen	100%	100%
BioNTech Real Estate Adam-Opel-Straße GmbH & Co. KG	Germany	Holzkirchen	100%	100%
BioNTech Real Estate An der Goldgrube 12 GmbH & Co. KG	Germany	Holzkirchen	100%	100%
BioNTech Australia Pty Ltd	Australia	Melbourne	100%	n/a (1)
BioNTech R&D (Austria) GmbH	Austria	Vienna	100%	100%
BioNTech (Shanghai) Pharmaceuticals Co. Ltd.	China	Shanghai	100%	100%
BioNTech Rwanda Ltd.	Rwanda	Kigali	100%	n/a (1)
BioNTech Pharmaceuticals Asia Pacific Pte. Ltd.	Singapore	Singapore	100%	100%
BioNTech Turkey Tıbbi Ürünler Ve Klinik Araştirma Ticaret Anonim Şirketi	Turkey	Istanbul	100%	100%
BioNTech UK Limited	United Kingdom	London (previously Reading)	100%	100%
BioNTech Research and Development, Inc.	United States	Cambridge	100%	100%
BioNTech USA Holding, LLC	United States	Cambridge	100%	100%
BioNTech US Inc.	United States	Cambridge	100%	100%
JPT Peptide Technologies Inc.	United States	Cambridge	100%	100%

(1)	Has been incorporated during the year ended December 31, 2022.
All entities listed above are included in our consolidated financial statements.
Parent Company
ATHOS KG, Holzkirchen, Germany is the sole shareholder of AT Impf GmbH, Munich, Germany, and beneficial owner of the following percentage of ordinary shares in BioNTech at the dates as indicated. ATHOS KG via AT Impf GmbH has de facto control over BioNTech based on its substantial shareholding, which practically enabled it to exercise the majority of voting rights to pass resolutions at our Annual General Meeting, or AGM.

F-
28

			Ownership of ordinary shares in BioNTech (in %)
Name	Country of incorporation	Registered office	December 31, 2022	December 31, 2021
AT Impf GmbH	Germany	Munich	43.42%	43.75%
Entity with significant Influence over the Group
Medine GmbH, Mainz, owned the following percentage of ordinary shares in BioNTech at the following dates as indicated:

			Ownership of ordinary shares in BioNTech (in %)
Name	Country of incorporation	Registered office	December 31, 2022	December 31, 2021
Medine GmbH	Germany	Mainz	17.38%	17.11%

5	Business Combinations
Business Combinations during the year ended December 31, 2021
BioNTech R&D (Austria) GmbH, or BioNTech Austria (previously PhagoMed Biopharma GmbH)
On October 1, 2021, BioNTech Austria, an Austrian biotechnology company, specialized in the development of a new class of antibacterials, was fully acquired to expand our infectious disease portfolio capabilities.
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

F-
29

The final fair values and values in accordance with IFRS 3 of the identifiable net assets of BioNTech Austria as of the date of acquisition were as follows:

Fair value recognized on acquisition
(in millions)	BioNTech R&D (Austria) GmbH
Assets
Intangible assets	€43.3
Other non-financial assets non-current and current	1.5

Total assets	€44.8

Liabilities
Other non-financial liabilities non-current and current	15.4

Total liabilities	€15.4

Total identifiable net assets at fair value	€29.4

Bargain purchase	(2.2)

Consideration transferred	€27.2

Consideration
Cash paid	21.7
Contingent consideration liability	5.5

Total consideration	€27.2

(in millions)	BioNTech R&D (Austria) GmbH
Transaction costs of the acquisition (included in cash flows from operating activities)	€(0.5)
Net cash acquired (included in cash flows used in investing)	0.9
Cash paid (included in cash flow used in investing activities)	(21.7)

Net cash flow on acquisition	€(21.3)

The intangible assets comprise a
pre-clinical
candidate,
PM-477
as well as a platform.
A bargain purchase of €2.2 million was recognized in other operating income.
The consolidated statements of profit or loss include the results of BioNTech Austria since the acquisition date. From the date of acquisition through December 31, 2021, BioNTech Austria did not have any significant impact on the operating income or the revenues of the Group. The same applies if the transaction had occurred at the beginning of the reporting period.

F-3
0

6	Revenues from Contracts with Customers

6.1	Disaggregated Revenue Information
Set out below is the disaggregation of the Group’s revenues from contracts with customers:

	Years ended December 31,
(in millions)	2022	2021	2020
Commercial revenues	€17,194.6	€18,874.0	€303.5
COVID-19 vaccine revenues	17,145.2	18,806.8	270.5
Sales to collaboration partners 1)	1,224.3	970.9	61.4
Direct product sales to customers	3,184.7	3,007.2	20.6
Share of collaboration partners’ gross profit and sales milestones	12,736.2	14,828.7	188.5
Other sales	49.4	67.2	33.0
Research & development revenues from collaborations	116.0	102.7	178.8

Total	€ 17,310.6	€ 18,976.7	€ 482.3

1)	Represents sales to our collaboration partners of products manufactured by us and reflects manufacturing costs and variances to the extent identified.
During the year ended December 31, 2022, revenues recognized from Pfizer Inc., or Pfizer (€13,795.8 million) and the German Federal Ministry of Health (€3,020.5 million), each account for more than 10% of total revenues. During the year ended December 31, 2021, revenues recognized from Pfizer (€15,500.0 million) and the German Federal Ministry of Health (€1,945.6 million) account for more than 10% of total revenues. During the year ended December 31, 2020, revenues recognized from Genentech (€49.2 million) and Pfizer (€371.5 million), accounted for more than 10% of total revenues. During the year ended December 31, 2022, based on the geographic region in which our customers and collaboration partners are located we mainly recognized revenues in the United States (€12,709.7 million) and Germany (€3,031.0 million). During the year ended December 31, 2021, the main geographic regions were United States (€14,636.5 million), Germany (€2,241.9 million) and Belgium (€675.0 million). During the year ended December 31, 2020, the main geographic regions were United States (€381.9 million) and Belgium (€56.2 million).
Commercial Revenues
During the year ended December 31, 2022, commercial revenues were recognized from the supply and sales of our
COVID-19
vaccine worldwide. We are the marketing authorization holder in the United States, the European Union, the United Kingdom, Canada and other countries, and holder of emergency use authorizations or equivalents in the United States (jointly with Pfizer) and other countries, submissions to pursue regulatory approvals in those countries where emergency use authorizations or equivalent were initially granted are ongoing. Pfizer has marketing and distribution rights worldwide with the exception of China, Germany and Turkey. Shanghai Fosun Pharmaceutical (Group) Co., Ltd, or Fosun Pharma has marketing and distribution rights in China, Hong Kong special administrative region, or SAR, Macau SAR and the region of Taiwan. The allocation of marketing and distribution rights defines territories in which the collaboration partners act as a principal.
Sales to Collaboration Partners
Sales to collaboration partners represent sales of products manufactured by us to collaboration partners. Whenever responsibilities in the manufacturing and supply process of the
COVID-19
vaccine shift and the
COVID-19
vaccine is transferred, the vaccine is sold from one partner to the other. Under the collaboration with Pfizer, from time to time, those sales are significantly influenced by amounts due to write-offs of inventories as well as costs related to production capacities derived from contracts with Contract Manufacturing Organizations (CMOs) that became redundant. Those costs represent accrued manufacturing variances and are charged to our partner once finally materialized. These manufacturing variances are reflected as transfer price adjustment once identified and assessed highly probable. Sales to collaboration partners during the years ended December 31, 2022, 2021 and 2020, amounted to €
1,224.3 million, €970.9 million and €61.4
 million, respectively. During the years ended December 31, 2022, and 2021 those sales included €
850.0 million and €31.0 million, respectively, related to the aforementioned manufacturing variances. (Nil with respect to sales during the year ended December 31, 2020).

F-3
1

Direct Product Sales to Customers
By supplying our territories during the years ended December 31, 2022, 2021 and 2020, we recognized €3,184.7 million, €3,007.2 million and €20.6 million of revenues, respectively, from direct
COVID-19
vaccine sales in Germany and Turkey. The share of gross profit that we owe our collaboration partner Pfizer based on our sales is recognized as cost of sales.
Share of Collaboration Partners’ Gross Profit and Sales Milestones
Based on
COVID-19
vaccine sales in the collaboration partners’ territories, we are eligible to receive a share of their gross profit, which represents a net figure and is recognized as collaboration revenue during the commercial phase, together with sales milestones that are recorded once the underlying thresholds are met. When determining the gross profit, manufacturing cost variances either reflected as transfer price adjustment as described above, or resulting from costs highly probable to be incurred by the partner were considered. During the year ended December 31, 2022, €12,736.2 million gross profit share has been recognized as revenues. During the year ended December 31, 2021 €14,352.1 million gross profit share and €476.6 million of sales milestones have been recognized as revenues. During the year ended December 31, 2020, we recognized €188.5 million gross profit share has been recognized as revenues.
Research and Development Revenues from Collaborations
During the year ended December 31, 2022, research and development revenues were mainly derived from our collaborations with Pfizer, Genentech Inc., or Genentech, and Sanofi S.A, or Sanofi. This includes revenues derived from our new research, development and commercialization collaboration with Pfizer to develop a potential first mRNA-based vaccine for the prevention of shingles (herpes zoster virus, or HZV) which we entered during the year ended December 31, 2022.
During the year ended December 31, 2021, research and development revenues were mainly derived from our collaborations with Genentech and Pfizer.
During the year ended December 31, 2020, research and development revenues were mainly derived from our collaborations with Pfizer and Genentech.
The revenues from contracts with customers disclosed above were recognized as follows:

	Years ended December 31,
(in millions)	2022	2021	2020
Timing of revenue recognition
Goods and services transferred at a point in time	€4,447.2	€4,034.3	€108.8
Goods and services transferred over time	127.2	113.7	185.0
Revenue recognition applying the sales-based or usage-based royalty recognition constraint model (1)	12,736.2	14,828.7	188.5

Total	€17,310.6	€18,976.7	€482.3

(1)	Represents sales based on the share of the collaboration partners’ gross profit and sales milestones.

6.2	Contract Balances

(in millions)	December 31, 2022	December 31, 2021
Trade and other receivables	€7,145.6	€12,381.7
Contract liabilities	125.5	195.1
Refund liabilities	24.4	90.0

Trade and other receivables significantly decreased from €12,381.7 million to €7,145.6 million and predominantly comprise trade receivables from our
COVID-19
collaboration with Pfizer as well as our direct product sales to customers in our territory. The contractual settlement of the gross profit share has a temporal offset of more than one calendar quarter. As Pfizer’s fiscal quarter for subsidiaries outside the United States differs from ours, it creates an additional time lag between the recognition of revenues and the payment receipt. Consequently, as of December 31, 2022, our trade receivables included, in addition to the profit share for the fourth quarter of 2022, trade receivables which related to the gross profit share for the third quarter of 2022. The payment settling our gross profit share for the third quarter of 2022 (as defined by the contract) in the amount of €1,816.5 million was received from our collaboration partner subsequent to the end of the reporting period as of January 12, 2023.
Contract liabilities mainly include upfront fees received from our major collaboration and license agreements as well as advance payments received for future
COVID-19
vaccine sales and other sales. The contract liabilities from collaboration and commercial supply agreements as of December 31, 2022, comprise €65.7 million remaining upfront fees from collaboration agreements, and €56.3 million of advance payments for future
COVID-19
vaccine sales (as of December 31, 2021: €61.9 million of remaining upfront fees from collaborations as well as €131.9 million of advance payments for future
COVID-19
vaccine sales).
During the year ended December 31, 2022, the contract liabilities changed as revenues were recognized from contract liabilities outstanding at the beginning of the year by progressing our research and development collaboration agreements as well as partially reclassified into refund liabilities (during the year ended December 31, 2021: decrease in contract liabilities by fulfilling commercial performance obligations and progressing our research and development collaboration agreements).
The refund liabilities relate to our collaboration partner and represent consideration which has been received but which will need to be refunded to the collaboration partner.
Set out below is the amount of revenue recognized for the periods indicated:

	Years ended December 31,
(in millions)	2022	2021	2020
Amounts included in contract liabilities at the beginning of the year	€63.1	€73.7	€58.9

6.3	Performance Obligations
The contract liabilities allocated to the remaining performance obligations from collaboration or commercial supply agreements (unsatisfied or partially unsatisfied) as of year-end
are as follows:

(in millions)	December 31, 2022	December 31, 2021
Within one year	€77.1	€186.1
More than one year	48.4	9.0

Total	€125.5	€195.1

F-3
3

7	Income and Expenses

7.1	Costs of Sales

	Years ended December 31,
(in millions)	2022	2021	2020
Cost of sales related to COVID-19 vaccine revenues	€2,960.1	€2,855.6	€35.6
Cost related to other sales	34.9	55.9	23.7

Total	€2,995.0	€2,911.5	€59.3

During the year ended December 31, 2022, cost of sales increased compared to the year ended December 31, 2021, mainly due to recognizing cost of sales from our
COVID-19
vaccine sales, which included the share of gross profit that we owe our collaboration partner Pfizer based on our sales. In addition, cost of sales was impacted by expenses arising from inventory write-offs and expenses for production capacities derived from contracts with Contract Manufacturing Organizations, or CMOs, that became redundant. The effects were driven by the introduction of a new
COVID-19
vaccine formulation, the switch from the monovalent vaccine to our Omicron-adapted bivalent
COVID-19
vaccines and due to accelerating internal manufacturing capacities during the year ended December 31, 2022.
During the year ended December 31, 2021, cost of sales increased compared to the year ended December 31, 2020, mainly due to recognizing cost of sales from our
COVID-19
vaccine sales, which included the share of gross profit that we owe our collaboration partner Pfizer based on our sales.

7.2	Research and Development Expenses

	Years ended December 31,
(in millions)	2022	2021	2020
Purchased services	€621.6	€572.6	€359.9
Wages, benefits and social security expense	385.9	233.1	126.3
Laboratory supplies	398.0	53.8	107.8
Depreciation and amortization	49.3	32.9	30.2
Other	82.2	56.8	20.8

Total	€1,537.0	€949.2	€645.0

During the year ended December 31, 2022, research and development expenses increased compared to the year ended December 31, 2021, mainly due to expenses in connection with the development and production of our Omicron-adapted bivalent

COVID-19

vaccine
s
and from progressing the clinical studies for our pipeline candidates. The increase was further driven by an increase in wages, benefits and social security expenses resulting from an increase in headcount as well as expenses incurred under our share-based-payment arrangements.
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

F-3
4

7.3	Sales and Marketing Expenses

	Years ended December 31,
(in millions)	2022	2021	2020
Purchased services	€24.0	€26.5	€10.9
IT costs	11.2	5.0	0.2
Wages, benefits and social security expense	7.8	4.3	1.6
Other	16.5	14.6	1.8

Total	€59.5	€50.4	€14.5

During the year ended December 31, 2022, sales and marketing expenses increased compared to the year ended December 31, 2021, mainly due to increased expenses for IT consulting and an increase in wages, benefits and social security expenses resulting from an increase in headcount.
During the year ended December 31, 2021, sales and marketing expenses increased compared to the year ended December 31, 2020, mainly due to an increase in purchased service which we incurred in connection with our
COVID-19
vaccine commercial activities.

7.4	General and Administrative Expenses

	Years ended December 31,
(in millions)	2022	2021	2020
Wages, benefits and social security expense	€145.9	€90.5	€33.0
Purchased services	143.9	70.2	26.0
IT and office equipment	88.1	25.1	7.4
Insurance premiums	21.3	30.4	4.8
Other	85.5	69.6	22.8

Total	€484.7	€285.8	€94.0

During the year ended December 31, 2022, general and administrative expenses increased compared to the year ended December 31, 2021, mainly due to increased expenses for IT consulting and IT services, increased expenses for purchased management consulting and legal services as well as an increase in wages, benefits and social security expenses resulting mainly from an increase in headcount. Our business development transactions also contributed to the increase in general and administrative expenses.
During the year ended December 31, 2021, general and administrative expenses increased compared to the year ended December 31, 2020, mainly due to an increase in wages, benefits and social security expenses resulting from an increase in headcount and expenses incurred under the share-based payment arrangements, increased expenses for purchased management consulting and legal services as well as higher insurance premiums caused by increased business volume.

7.5	Other Operating Expenses

	Years ended December 31,
(in millions)	2022	2021	2020
Loss on derivative instruments at fair value through profit or loss	€385.5	€86.3	€—
Other	21.5	8.1	2.4

Total	€407.0	€94.4	€2.4

F-3
5

During the year ended December 31, 2022, the other expenses increased compared to the year ended December 31, 2021, mainly from recording the change in fair value of foreign exchange forward contracts that were entered into during the year ended December 31, 2022, to manage some of our transaction exposures but were not designated as hedging instruments under IFRS.
During the year ended December 31, 2021, the other operating expenses increased compared to the year ended December 31, 2020, mainly from recording the change in fair value of foreign exchange forward contracts.

7.6	Other Operating Income

	Years ended December 31,
(in millions)	2022	2021	2020
Foreign exchange differences, net	€727.4	€446.3	€—
Government grants	1.4	137.2	239.0
Gain on derivative instruments at fair value through profit or loss	—	5.7	—
Other	86.5	9.2	11.5

Total	€815.3	€598.4	€250.5

During the year ended December 31, 2022, the other income increased compared to the year ended December 31, 2021, which was mainly due from recognizing foreign exchange differences arising on operating items. The foreign exchange differences included in operating income primarily arose from valuing our U.S. dollar denominated trade receivables which were mainly incurred under our
COVID-19
collaboration with Pfizer, U.S. dollar denominated trade payables as well as U.S. dollar denominated other financial liabilities which mainly relate to obligations incurred from our license agreements.
During the year ended December 31, 2021, the other income increased compared to the year ended December 31, 2020, which was mainly due from recognizing foreign exchange differences and government grant funding. The government grant funding mainly related to an initiative by the German Federal Ministry of Education (
Bundesministerium für Bildung und Forschung
, or the BMBF) to support our
COVID-19
vaccine program, BNT162. During the year ended December 31, 2021, the final draw downs were made. The government funding from the BMBF amounted in total to €375.0 million during the years ended December 31,
2021, and 2020.

7.7	Finance Income

	Years ended December 31,
(in millions)	2022	2021	2020
Fair value adjustments of financial instruments measured at fair value	€216.8	€—	€—
Foreign exchange differences, net	65.0	66.2	—
Interest income	48.5	1.5	1.6

Total	€330.3	€67.7	€1.6

During the year ended December 31, 2022, the finance income increased compared to the year ended December 31, 2021, mainly due to final fair value measurement adjustments of the derivative embedded within the convertible note upon the early redemption of the convertible note as of March 1, 2022, the redemption date, as well as increased interest income from our bank deposits.

F-3
6

7.8	Finance Expenses

	Years ended December 31,
(in millions)	2022	2021	2020
Interest expenses related to financial assets	€11.1	€2.5	€—
Interest expenses related to lease liabilities	5.1	2.9	2.0
Amortization of financial instruments	2.7	21.9	3.1
Fair value adjustments of financial instruments measured at fair value	—	277.8	17.3
Foreign exchange differences, net	—	—	42.6

Total	€18.9	€305.1	€65.0

During the year ended December 31, 2022, the finance expenses decreased compared to the year ended December 31, 2021, mainly due to final settlement of the derivative embedded within the convertible note which led to financial income whereas during the year ended December 31, 2021
,
expenses in the amount of €277.8 million were derived from the respective fair value measurement adjustment.

7.9	Employee Benefits Expense

	Years ended December 31,
(in millions)	2022	2021	2020
Wages and salaries	€544.8	€345.9	€160.7
Social security costs	58.6	31.7	17.9
Pension costs	2.1	1.2	0.8

Total	€605.5	€378.8	€179.4

Wages and salaries include, among other things, expenses for share-based payments.

8	Income Tax
Income tax for the years ended December 31, 2022, December 31, 2021, and December 31, 2020, comprised current income taxes, other taxes and deferred taxes. We are subject to corporate taxes, the solidarity surcharge and trade taxes. Our corporate tax rate in the reporting year remained unchanged (15.0%) as did the solidarity surcharge (5.5%) whereas the average trade tax rate changed resulting in a combined income tax rate of 27.25% in the year ended December 31, 2022 (during the years ended December 31, 2021 and 2020: 30.72% and 30.79%, respectively). Deferred taxes are calculated at a rate of 27.2%. Deferred taxes for Austria are calculated at a corporate tax rate of 25.0%. Austria’s decrease of its corporate tax rate down to 23.0% in 2024 will be recognized from 2023 onwards. BioNTech USA Holding, LLC is subject to Federal Corporate Income Tax (21.0%) as well as State Income Tax in various state jurisdictions (effective rate of 4.7%). The deferred tax rates calculations basis remained unchanged compared to the previous period.
The following table illustrates the current and deferred taxes for the periods indicated:

	Years ended December 31,
(in millions)	2022	2021	2020
Current income taxes	€3,629.6	€4,535.0	€—
Deferred taxes	(109.9)	218.9	(161.0)

Income taxes	€3,519.7	€4,753.9	€(161.0)

The following table reconciles the expected income taxes to the actual current income taxes and deferred taxes as presented in the table above. The expected income taxes were calculated using the combined income tax rate of BioNTech SE applicable to the Group and mentioned above which was applied to profit before taxes to calculate the expected income taxes.

F-3
7

	Years ended December 31,
(in millions)	2022	2021	2020 (1)
Profit / (Loss) before tax	€12,954.1	€15,046.4	€(145.8)

Expected tax credit / (benefit)	€3,529.7	€4,622.5	€(44.9)

Effects
Deviation due to local tax basis	8.9	9.1	0.6
Deviation due to deviating income tax rate (Germany and foreign countries)	7.3	9.4	1.3
Change in valuation allowance	30.6	3.0	(26.2)
Effects from tax losses	23.2	19.5	(90.4)
Change in deferred taxes due to tax rate change	(2.3)	(7.5)	—
Non-deductible expenses	2.5	90.5	0.8
Non tax-effective income	(87.9)	(0.3)	—
Non tax-effective share-based payment expenses	8.7	15.5	9.8
Tax-effective equity transaction costs	—	(1.2)	(10.2)
Adjustment prior year taxes	(31.5)	(2.9)	0.3
Non-tax effective bargain purchase	—	(0.7)	(2.2)
Other effects	30.5	(3.0)	0.1

Income taxes	€3,519.7	€4,753.9	€(161.0)

Effective tax rate	27.2%	31.6%	n.m. (2)

(1)	Certain amounts have been combined in the prior period to conform with the current period presentation.
(2)	The information is not meaningful due to the loss before tax in the respective period.
The
non-tax
effective income of €87.9
million mainly contained the finance income effect of the final fair value measurement adjustments of the derivative embedded within the convertible note upon the early redemption of the convertible note as of March 1, 2022.
On November 15, 2018, we established a share option program pursuant to which we were permitted to grant selected employees and our Management Board options to receive shares in the Company. The program is designed as an Employee Stock Ownership Plan, or ESOP. We offered the participants a certain number of rights, or option rights, subject to their explicit acceptance. Grants under the ESOP took place from November 2018 until December 2019. An exercise of option rights in accordance with the terms of the ESOP gives a participant the right to obtain shares against payment of the exercise price. By way of an updated decision of the Supervisory Board at the end of September 2022 compared to the initial settlement mechanism, an ESOP settlement may be made by delivery to the participant of such number of ADSs equal to the net value of the exercised option rights after deduction of (i) the exercise price and (ii) the applicable wage taxes (including solidarity surcharge thereon and church tax, if applicable) and social security contributions resulting from such exercise. The respective number of ADS shall be settled with ADS acquired in the course of the share repurchase program. The applicable wage taxes (including solidarity surcharge thereon and church tax, if applicable) and social security contributions resulting from such exercise are paid in cash directly to the respective authorities. Tax expenses on the settlement are only recognized once the option rights have been exercised. After considering the settlement in the three months ended December 31, 2022, a deferred tax asset remained in our consolidated statement of financial position of €
33.4 million which relates to future settlements. As the current tax effect resulting from the settlement exceeded the amount of the related cumulative remuneration expense, the current tax associated with the excess was directly recognized in equity in the amount of €368.8 million.

F-
38

The settlement mechanism of the
LTI-plus
program (see Note 16.1 for plan details) in the course of the three months ended December 31, 2022
,
led to a decrease in payable income taxes in the amount of €14.0 million. Thereof current income taxes in the total amount of €8.7 million were recognized in our consolidated financial statements of profit or loss to the extent expenses have been recognized with an effect of profit and loss in the past. As the current tax effect resulting from the settlement exceeded the amount of the related cumulative remuneration expense, the current tax associated with the excess was directly recognized in equity in the amount of €5.3 million.
The current actual tax savings associated with the excess were directly recognized in equity in a total amount of
€374.1

million. Considering these tax amounts directly recognized in equity when calculating an effective tax rate, the tax rate would be decreased by about three percentage points.
Taxes
Deferred taxes for the periods indicated relate to the following:

Year ended December 31, 2022
(in millions)	January 1, 2022	Recognized in P&L	Recognized in OCI	Recognized directly in equity	December 31, 2022
Fixed assets	€(6.5)	€22.3	€—	€—	€15.8
Right-of-use assets	(47.5)	(8.3)	—	—	(55.8)
Inventories	1.8	147.1	—	—	148.9
Trade and other receivables	(95.6)	(67.1)	—	—	(162.7)
Contract liabilities	10.6	(20.6)	—	—	(10.0)
Lease liabilities, loans and borrowings	71.8	(9.0)	—	—	62.8
Net employee defined benefit liabilities	0.9	(0.5)	0.3	—	0.7
Share-based payments	—	8.5	—	179.9	188.4
Other provisions	6.3	4.7	—	—	11.0
Other (incl. deferred expenses)	1.6	59.9	—	—	61.5
Tax losses / tax credits	70.9	28.6	—	—	99.5

Deferred tax assets net (before valuation adjustment)	€14.3	€165.6	€0.3	€179.9	€360.1

Valuation adjustment	(81.0)	(55.7)	—	—	(136.7)

Deferred tax assets / (liabilities), net (after valuation adjustment)	€(66.7)	€109.9	€0.3	€179.9	€223.4

Thereof deferred tax assets	€—	€58.9	€—	€179.9	€238.8

Thereof deferred tax liability	€(66.7)	€60.2	€0.3	€—	€(6.2)

F-
39

Year ended December 31, 2021
(in millions)	January 1, 2021	Recognized in P&L	Recognized in OCI	Acquisition of subsidiaries and businesses	December 31, 2021
Fixed assets	€5.6	€(1.3)	€—	€(10.8)	€(6.5)
Right-of-use assets	(30.0)	(17.5)	—	—	(47.5)
Inventories	1.0	0.8	—	—	1.8
Trade and other receivables	(3.0)	(92.6)	—	—	(95.6)
Lease liabilities	—	—	—	—	—
Lease liabilities, loans and borrowings	25.9	45.9	—	—	71.8
Contract liabilities	23.4	(12.8)	—	—	10.6
Net employee defined benefit liabilities	0.8	0.1	—	—	0.9
Other provisions	1.5	4.8	—	—	6.3
Other (incl. deferred expenses)	10.6	(9.0)	—	—	1.6
Tax losses / tax credits	175.7	(106.8)	—	2.0	70.9

Deferred tax assets net (before valuation adjustment)	€211.5	€(188.4)	€—	€(8.8)	€14.3

Valuation adjustment	(50.5)	(30.5)	—	—	(81.0)

Deferred tax assets / (liabilities), net (after valuation adjustment)	€161.0	€(218.9)	€—	€(8.8)	€(66.7)

As of December 31, 2022, our accumulated tax losses comprised tax losses of German entities not within the tax group (as of December 31, 2022: BioNTech BioNTainer Holding GmbH and BioNTech Idar-Oberstein Services GmbH, NT Security and Services GmbH, BioNTech Real Estate Verwaltungs GmbH and the Real Estate partnerships; as of December 31, 2021: BioNTech Innovation and Services Marburg GmbH, BioNTech Innovation GmbH, BioNTech Real Estate Verwaltungs GmbH and the Real Estate partnerships) and U.S. tax group. Up until the year ended December 31, 2021, our accumulated tax losses also comprised those of the German tax group. Our accumulated tax losses for the periods indicated amounted to the following:

	Years ended December 31,
(in millions)	2022	2021	2020
Corporate tax	€352.3	€272.0	€596.4
Trade tax	204.1	170.6	513.6

	Years ended December 31,
(in millions)	2022	2021	2020
Federal tax credits	€10.5	€4.0	€0.8
State tax credits	4.1	1.6	0.3
Up until the year ended December 31, 2022, deferred tax assets on tax losses had not been recognized, as there was not sufficient probability in terms of IAS 12 that there would have been future taxable profits available against which the unused tax losses could have been utilized.
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

F-4
0

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
The intended settlement mechanism of Option Rights of the Chief Executive Officer Grant (see Note 16.4 for plan details) led, based on IAS 12, to a deferred tax asset in the total amount of €
153.6
 million as of December 31, 2022. Thereof a deferred tax asset in the amount of €
6.4
 million is recognized as income taxes in our consolidated statements of profit or loss to the extent expenses have been recognized with an effect of profit and loss in the past. In accordance with IAS 12.68c, the remainder in the amount of €
147.2
 million is recognized directly in equity as other reserves in our consolidated statements of changes in stockholders’ equity.
As of December 31, 2022, we have not recognized deferred tax assets for unused tax losses and temporary differences at amount of €136.7 million (December 31, 2021: €81.0 million December 31, 2020 €50.5 million) as there is not sufficient probability in terms of IAS 12 that there will be future taxable income available against which the unused tax losses and temporary differences can be utilized.
These amounts included tax losses at an amount of €304.0 million U.S. federal tax losses and €184.6 million US state tax losses (December 31, 2021: €238.1 million U.S. federal tax losses and €147.4 million U.S. state tax losses, December 31, 2020: €136.8 million U.S. federal tax losses and €60.9 million U.S. state tax losses ) related to the US tax group, thereof €24.0 million U.S. federal losses and thereof €179.0 million U.S. state tax losses that begin to expire at various dates beginning in 2033. All other material unused tax losses and temporary differences can be carried forward indefinitely.

9	Earnings per Share
Basic earnings per share (EPS) is calculated by dividing the profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.
Diluted EPS is calculated by dividing the profit attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.
The following table reflects the income and share data used in the basic and diluted EPS calculations:

	Years ended December 31,
(in millions)	2022	2021	2020
Profit attributable to ordinary equity holders of the parent for basic earnings	€9,434.4	€10,292.5	€15.2

Weighted average number of ordinary shares outstanding for basic EPS	243.3	244.0	235.4
Effects of dilution from share options	6.5	15.7	13.1

Weighted average number of ordinary shares outstanding adjusted for the effect of dilution	249.8	259.7	248.5

Earnings per share
Basic profit for the period per share	€38.78	€42.18	€0.06
Diluted profit for the period per share	€37.77	€39.63	€0.06

10	Property, Plant and Equipment

(in millions)	Land and buildings	Equipment, tools and installations	Construction in progress and advance payments	Total
Acquisition and production costs
As of January 1, 2021	€61.3	€142.4	€81.6	€285.3
Additions	20.0	44.3	63.2	127.5
Disposals	(0.8)	(15.1)	(1.7)	(17.6)
Reclassifications	23.1	25.8	(48.9)	—
Currency differences	0.5	0.7	0.1	1.3
Acquisition of subsidiaries and businesses	—	0.2	—	0.2

As of December 31, 2021	€104.1	€198.3	€94.3	€396.7

As of January 1, 2022	104.1	198.3	94.3	396.7
Additions	100.2	46.7	182.3	329.2
Disposals	—	(1.1)	(0.5)	(1.6)
Reclassifications	12.0	28.2	(40.2)	—
Currency differences	0.7	0.9	(0.4)	1.2

As of December 31, 2022	€217.0	€273.0	€235.5	€725.5

(in millions)	Land and buildings	Equipment, tools and installations	Construction in progress and advance payments	Total
Cumulative depreciation and impairment charges
As of January 1, 2021	€10.4	€47.9	€—	€58.3
Depreciation	4.4	25.0	—	29.4
Disposals	(0.6)	(13.1)	—	(13.7)
Currency differences	—	0.2	—	0.2

As of December 31, 2021	€14.2	€60.0	€—	€74.2

As of January 1, 2022	14.2	60.0	—	74.2
Depreciation	7.8	34.6	—	42.4
Disposals	—	(0.4)	—	(0.4)
Currency differences	—	0.1	—	0.1

As of December 31, 2022	€22.0	€94.3	€—	€116.3

(in millions)	Land and buildings	Equipment, tools and installations	Construction in progress and advance payments	Total
Carrying amount
As of December 31, 2021	€89.9	€138.3	€94.3	€322.5

As of December 31, 2022	€195.0	€178.7	€235.5	€609.2

11	Intangible Assets

(in millions)	Goodwill	Concessions, licenses, in- process R&D and similar rights	Advance payments	Total
Acquisition costs
As of January 1, 2021	€53.7	€147.2	€6.0	€206.9
Additions	—	5.9	4.2	10.1
Disposals	—	(8.5)	(1.2)	(9.7)
Reclassifications	—	1.2	(1.2)	—
Currency differences	4.1	2.5	—	6.6
Acquisition of subsidiaries and businesses	—	43.3	—	43.3

As of December 31, 2021	€57.8	€191.6	€7.8	€257.2

As of January 1, 2022	57.8	191.6	7.8	257.2
Additions	—	22.8	11.4	34.2
Disposals	—	(0.1)	—	(0.1)
Reclassifications	—	6.1	(6.1)	—
Currency differences	3.4	1.9	—	5.3

As of December 31, 2022	€61.2	€222.3	€13.1	€296.6

(in millions)	Goodwill	Concessions, licenses, in- process R&D and similar rights	Advance payments	Total
Cumulative amortization and impairment charges
As of January 1, 2021	€—	€43.4	€—	€43.4
Amortization	—	16.8	—	16.8
Disposals	—	(5.5)	—	(5.5)
Currency differences	—	0.1	—	0.1
As of December 31, 2021	€—	€54.8	€—	€54.8
As of January 1, 2022	—	54.8	—	54.8
Amortization	—	22.0	—	22.0
Disposals	—	(0.1)	—	(0.1)
Currency differences	—	0.2	—	0.2

As of December 31, 2022	€—	€76.9	€—	€76.9

(in millions)	Goodwill	Concessions, licenses, in- process R&D and similar rights	Advance payments	Total
Carrying amount
As of December 31, 2021	€57.8	€136.8	€7.8	€202.4

As of December 31, 2022	€61.2	€145.4	€13.1	€219.7

Goodwill and Intangible Assets with Indefinite Useful Lives

	CGU Immunotherapies		External Product Sales of JPT		Total
(in millions)	As of December 31, 2022	As of December 31, 2021	As of December 31, 2022	As of December 31, 2021	As of December 31, 2022	As of December 31, 2021
Goodwill	€60.7	€57.3	€0.5	€0.5	€61.2	€57.8
For the year ended December 31, 2022, we have total Goodwill of €61.2 million, which relates almost completely to the CGU immunotherapies. The CGU immunotherapies focus on the development of therapies to address a range of rare and infectious diseases and include our broad pipeline that includes mRNA-based immune activators, antigen-targeting T cells and antibodies, and defined immunomodulators of various immune cell mechanisms.
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
Non-Current
Assets by Region
As of December 31, 2022,
non-current
assets comprised €188.0 million intangible assets, property, plant and equipment, right-of-use
assets and other assets of our subsidiaries incorporated in the United States (as of December 31, 2021: €139.7 million). The remaining non-current
assets mainly relate to subsidiaries incorporated in Germany.

F-4
4

12	Financial Assets and Financial Liabilities

12.1	Capital Risk Management
Our capital management objectives are designed primarily to finance our growth strategy.
Our treasury committee reviews the total amount of cash on a regular basis. As part of this review, the committee considers the total cash and cash equivalents, the cash outflow, currency translation differences and refinancing activities. We monitor cash using a burn rate. The cash burn rate is defined as the average monthly net cash flow from operating and investing activities during a financial year.

(in millions)	December 31, 2022	December 31, 2021
Cash at banks and on hand	€1,325.2	€1,092.7
Cash equivalents	12,549.9	600.0
Bank deposits	9,401.0	600.0
Money market funds	3,148.9	—

Total	€13,875.1	€1,692.7

In general, the aim is to maximize the financial resources available for further research and development projects.
Since December 1, 2021, we have an investment and asset management policy in place that contains policies and processes for managing cash, which requires that our investment portfolio shall be maintained in a manner that minimizes risk of the invested capital. These risks include mainly credit risk and concentration risk. The portfolio must provide liquidity in a timely manner to accommodate operational and capital needs. The portfolio is managed efficiently by the Treasury department.

We are not subject to externally imposed capital requirements. Our capital management objectives were achieved in the reporting year.

12.2	Categories of Financial Instruments
Financial Assets: Financial Assets at Amortized Cost and at Fair Value through OCI and Profit or Loss
Set out below, is an overview of financial assets at amortized cost and at fair value through OCI and profit or loss, other than cash and cash equivalents, held by the Group as of the dates indicated:
Financial assets

(in millions)	December 31, 2022	December 31, 2021

Derivatives not designated as hedging instruments
Foreign exchange forward contracts	€183.7	€5.7
Equity instruments designated at fair value through OCI
Non-listed equity investments	57.1	19.5
Listed equity investments	20.0	—
Financial assets at amortized cost
Trade and other receivables	7,145.6	12,381.7
Cash deposit with an original term of six months	—	375.2
Other financial assets	8.8	2.5

Total	€7,415.2	€12,784.6

Total current	7,335.0	12,763.3

Total non-current	80.2	21.3

Derivatives Not Designated as Hedging Instruments
Derivatives not designated as hedging instruments relate to foreign exchange forward contracts that were entered into during the years ended December 31, 2022, and 2021, to manage some of our foreign currency exposures. The foreign exchange forward contracts are measured at fair value through profit or loss and are intended to reduce the exposure to foreign currency risk resulting from trade receivables denominated in U.S. dollar.

Equity Instruments Designated at Fair Value through OCI
In January 2022, we acquired 13.0% of the shares (fully diluted as of closing) of Crescendo Biologics Ltd., a private, clinical-stage immuno-oncology company developing novel, targeted
T-cell
enhancing Humabody therapeutics headquartered in Cambridge, United Kingdom. The equity investment complements a collaboration to develop novel immunotherapies for the treatment of patients with cancer and other diseases.
In November 2022, we acquired 8.3% of the shares (fully diluted as of closing) leading to 7.1% of the voting rights, of Ryvu Therapeutics S.A., a listed clinical-stage drug discovery and development company focused on novel small-molecule therapies that address emerging targets in oncology headquartered in Krakow, Poland. The equity investment complements a multi-target research collaboration to develop multiple small molecule programs targeting immune modulation in cancer and potentially other disease areas.
In accordance with IFRS 9, we elected to present changes in fair value of these equity investments in OCI to avoid fluctuation to be disclosed in our consolidated financial statements of profit or loss.
In connection with the agreement announced in January 2023, under which we plan to acquire, subject to the satisfaction of customary closing conditions and certain regulatory approvals, all remaining shares of InstaDeep Ltd., or InstaDeep, a leading global technology company in the field of artificial intelligence (“AI”) and machine learning. The fair value of our stake in InstaDeep which was initially acquired during the year ended December 31, 2021, was remeasured based on the preliminary estimate of the expected purchase price.
Since the acquisition date, no material gains and losses on our equity investments in Crescendo Biologics Ltd. and Ryvu Therapeutics S.A. have occurred.
Financial Assets at Amortized Cost
Trade and other receivables remained outstanding as of December 31, 2022, mainly due to the contractual settlement of the gross profit share under our
COVID-19
collaboration with Pfizer as described in Note 6.2 as well as from our direct product sales to customers in our territory.
Financial Liabilities: Financial Liabilities at Amortized Cost and at Fair Value through Profit or Loss (including Loans and Borrowings and Other Financial Liabilities)
Set out below, is an overview of financial liabilities, other financial liabilities and trade payables held by the Group as of the dates indicated:
Lease liabilities, loans and borrowings

(in millions)	December 31, 2022	December 31, 2021

Lease liabilities	€210.1	€181.6
Convertible note – host contract (1)	—	99.7
Loans and borrowings	2.1	20.2

Total	€212.2	€301.5

Total current	36.0	129.9

Total non-current	176.2	171.6

(1)	The convertible note was fully redeemed by exercising our early redemption option as of March 1, 2022, the redemption date.

Other financial liabilities

(in millions)	December 31, 2022	December 31, 2021

Derivatives not designated as hedging instruments
Convertible note – embedded derivative (1)	€—	€308.7
Foreign exchange forward contracts	—	63.0
Financial liabilities at fair value through profit or loss
Contingent consideration	6.1	6.1

Total financial liabilities at fair value	€6.1	€377.8

Trade payables and other financial liabilities at amortized cost, other than loans and borrowings
Trade payables	204.1	160.0
Other financial liabilities	785.1	818.7

Total trade payables and other financial liabilities at amortized cost, other than loans and borrowings	€989.2	€978.7

Total other financial liabilities	€995.3	€1,356.5

Total current	989.2	1,350.4

Total non-current	6.1	6.1

(1)	The convertible note was fully redeemed by exercising our early redemption option as of March 1, 2022, the redemption date.
Total financial liabilities

(in millions)	December 31, 2022	December 31, 2021
Lease liabilities, loans and borrowings	€212.2	€301.5
Other financial liabilities	995.3	1,356.5

Total	€1,207.5	€1,658.0

Total current	1,025.2	1,480.3
Total non-current	182.3	177.7

Loans and Borrowings
June 2020 Private Placement – Convertible Note
A fund associated with Temasek (Ellington Investments Pte. Ltd.), or Temasek, and another accredited investor participated in a private investment which we refer to as the June 2020 Private Placement. The private placement included an investment in a four-year mandatory convertible note and an investment in ordinary shares and closed as of August 28, 2020, following the satisfaction of customary closing conditions. The private placement included an investment in ordinary shares (see Note 15) and a €100.0 million investment in a four-year
 mandatory convertible note with a coupon of 4.5% per annum and a conversion premium of 20% above its reference price. As of closing, the convertible note had been classified as a financial liability according to IAS 32 because the conversion features of the note lead to a conversion into a variable number of shares and is measured at amortized cost since the fair value option was not applied. On initial recognition, the financial liability was measured at the present value of the contractually determined future cash flows discounted at the effective interest rate of 9.0%. The financial liability was subsequently measured at amortized cost by using the effective interest rate method, reflecting actual and revised estimated contractual cash flows until extinguished upon conversion. In February 2022, we gave notice to Temasek that we would exercise our early redemption option and fully redeemed the convertible note on March 1, 2022, the redemption date. As of the redemption date, the conversion features provided for in the contract initially identified as a combined embedded derivative were finally measured at fair value through profit and loss and recognized as finance income in our consolidated statements of profit or loss. During April 2022, the early redemption was fulfilled by issuing the number of our ordinary shares calculated pursuant to the early redemption provisions of the convertible note (see Note 15), plus paying a fractional share and accrued but unpaid interest up to (but excluding) the redemption date.

F-
47

Derivatives Not Designated as Hedging Instrument
s
Derivatives not designated as hedging instruments relate to foreign exchange forward contracts that were entered into during the years ended December 31, 2022, and 2021, to manage some of our foreign currency exposures. The foreign exchange forward contracts are measured at fair value through profit or loss and are intended to reduce the exposure to foreign currency risk resulting from trade receivables denominated in U.S. dollar.
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
Fair values of cash and cash equivalents, trade receivables, trade payables and other current financial assets and liabilities approximated their carrying amounts as of December 31, 2022 and December 31, 2021, largely due to the short-term maturities of these instruments.
The fair values of financial instruments measured at fair value were reassessed on a quarterly basis. The money market funds, or MMFs, which are recognized as cash and cash equivalents, are valued using quoted prices on the valuation date in active markets (Level 1). The change in the derivative’s fair value related to the equity investment of Pfizer (see Note 15) was derived from our share price development between contract signing and closing (Level 1). As described above, as of the redemption date, the fair value of the derivative embedded in our convertible note was finally assessed by applying the
Cox-Ross-Rubinstein
binomial tree model which is based on significant observable inputs (Level 2) and described in further detail in Note 15. The foreign exchange forward contracts are valued using valuation techniques, which employ the use of foreign exchange spot and forward rates (Level 2). The fair values of listed equity investments are measured based on the stock prices of the listed companies (Level 1). The fair values of non-listed
equity investments are measured based on observable inputs, e.g., based on multiple analyses (Level 2). The initial fair value of contingent considerations determined at acquisition was based on cash flow projections (unobservable Level 3 input factors) and remained valid since no material changes of the underlying performance criteria have occurred.

12.4	Financial Instruments Risk Management Objectives and Policies
Our financial liabilities comprise lease liabilities, loans and borrowings, trade and other payables as well as hedging liabilities. The main purpose of these financial liabilities is to enable our operations. Our principal financial assets include mainly cash and trade receivables that derive directly from our operations.
We are exposed to market risk, credit risk and liquidity risk. Our Management Board oversees the management of these risks.
The treasury committee provides assurance to our Management Board that our financial risk activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with our policies and risk objectives. The Management Board reviews and agrees policies for managing each of these risks, which are summarized below.

12.5	Market Risks
Market risks address the risks that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risks comprise three types of risk: interest risks, foreign currency risks and other price risks. Financial instruments affected by market risks include financial assets like trade and other receivables, cash and cash equivalents as well as financial liabilities like trade payables and other financial liabilities. We do not consider interest risks as well as other price risks as material risks for us.

The sensitivity analysis in the following sections is related to the position as of December 31, 2022 and December 31, 2021.

There were no material changes in the way the risks were managed and valued during the years ended December 31, 2022, and 2021. Because of the significantly higher cash balances the market risk exposure on counterparty risk has increased.
Foreign Currency Risks
Foreign currency risks address the risks that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. We are subject to currency risks, as our income and expenditures are denominated in Euro and the U.S. dollar. As such, we are exposed to exchange rate fluctuations between these currencies. Cash inflows denominated in U.S. dollar mainly result from generating proceeds under our collaboration agreements which significantly increased in the past year. Our commercial revenues are primarily collaboration revenues from earnings based on our partners’ gross profit, which is shared under the respective collaboration agreements and represents payments we receive in U.S. dollar. Cash outflows dominated in U.S. dollar mainly result from amounts spent on research and development activities as well as expanding our global footprint further. Especially when funds are required in Euros, we are exposed to foreign currency exchange risks. With the aim of preserving capital, surplus liquidity is invested carefully for example into foreign currency investments. Exchange rate fluctuations can reduce the value of our financial positions. We limit the effects of the identified risks by means of a coordinated and consistently implemented risk strategy. Besides applying natural hedging relationships where possible, a matter of principle, foreign exchange forward contracts are concluded as instruments to mitigate foreign currency exchange risk associated with foreign currency-denominated payments. However, the foreign exchange forward contracts which we entered were not designated as hedging instruments under IFRS.
The carrying amount of the monetary assets and liabilities denominated in U.S. dollar at the dates indicated are as follows:

(in millions)	December 31, 2022	December 31, 2021

Cash and cash equivalents in U.S. dollar	€1,487.4	€436.2
Monetary assets in U.S. dollar	7,098.5	11,895.5
Monetary liabilities and provisions in U.S. dollar	1,527.8	656.7

Total	€7,058.1	€11,675.0

The following tables demonstrate the sensitivity to a reasonably possible change in U.S. dollar exchange rates or U.S. dollar forward rates, with all other variables held constant. The impact on our profit before tax is due to changes in the fair value of monetary assets and liabilities. The exposure to foreign currency changes for all other currencies is not material.

		1 € =	Closing rate		Average rate
Currency	Country		2022	2021	2022	2021

U.S. dollar	United States		1.0666	1.1326	1.0530	1.1827

(in millions)	Change in U.S. dollar rate	Effect on profit / (loss) before tax	Effect on pre- tax equity
2022	+5%	€(195.2)	€(191.5)
	-5%	215.7	211.7
2021	+5%	(329.5)	(328.5)
	-5%	364.3	363.0

12.6	Credit Risk Management
Credit risks address the risks that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. We are exposed to credit risks from our operating activities, including deposits with banks and financial institutions, foreign exchange transactions and trade and other receivables.

F-
49

Trade and Other Receivables
Our exposure to credit risks of trade receivables is primarily related to transactions with corporate customers in the biopharma / biotech industry that operate in the United States or Germany as well as governments which are customers established in connection with fulfilling our commercial obligations in our territories as defined under our current
COVID-19
collaboration agreements. An analysis of the aging of receivables and the creditworthiness of customers is used to evaluate this risk at each reporting date. We follow risk control procedures to assess the credit quality of our customers taking into account their financial position, past experience and other factors. The compliance with credit limits by corporate customers is regularly monitored by us.
As of December 31, 2022, the outstanding trade receivables were mainly due from our collaboration partner Pfizer. Besides well-established pharmaceutical companies and governmental institutions, to a smaller extent, our other customers are medical universities, other public institutions and peers in the biopharma industry, which all have very high credit ratings. Due to this customer portfolio, the credit risk on trade receivables is generally very low. We have not incurred bad debt expense and do not expect that this will change with respect to the trade receivables outstanding as of December 31, 2022.
Generally, if overdue by more than 90 days and not subject to enforcement activity, trade receivables are considered for write-offs. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets disclosed in Note 12.2. The expected credit risk on trade receivables and other financial assets derived from applying the simplified approach in calculating expected credit losses was estimated to be not material as of December 31, 2022, and December 31, 2021. We do not hold collateral as security.
Cash and Cash Equivalents as well as Cash Deposits with an Original Term of Three Months and MMFs
Credit risks from balances with banks and financial institutions are managed by our Treasury department in accordance with our investment and asset management policy.
Credit risk stemming from cash and cash equivalents, cash deposits with an original term of three months as well as from MMFs is very low due to its demand feature and the high credit rating of the respective banks.
The maximum exposure to credit risk for the components of the consolidated statements of financial position as of December 31, 2022, and December 31, 2021, are the carrying amounts as illustrated in Note 12.1 and Note 12.2.

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
Risk Concentration
Concentrations arise when the number of counterparties is small or when a larger number of counterparties is engaged in similar business activities, or activities in the same geographical region, or has economic features that would cause their ability to meet contractual obligations to be affected similarly by changes in economic, political or other conditions. Concentrations indicate the relative sensitivity of our performance to developments affecting a particular industry.

F-5
0

The maturity profile of our financial
liabilities
based on contractual undiscounted payments is summarized as follows:

Year ended December 31, 2022
(in millions)	Less than 1 year	1 to 5 years	More than 5 years	Total
Loans and borrowings	€—	€2.1	€—	€2.1
Trade and other payables	204.1	—	—	204.1
Lease liabilities	40.5	112.9	79.1	232.5
Contingent consideration	—	—	6.1	6.1
Other financial liabilities	785.1	—	—	785.1

Total	€1,029.7	€115.0	€85.2	€1,229.9

Year ended December 31, 2021
(in millions)	Less than 1 year	1 to 5 years	More than 5 years	Total
Loans and borrowings	€2.6	€11.5	€6.1	€20.2
Trade and other payables	160.0	—	—	160.0
Lease liabilities	31.3	89.1	88.9	209.3
Contingent consideration	—	—	6.1	6.1
Foreign exchange forward contracts	63.0	—	—	63.0
Other financial liabilities	818.7	—	—	818.7

Total	€1,075.6	€100.6	€101.1	€1,277.3

12.8	Changes in Liabilities Arising from Financing Activities

Year ended December 31, 2022
(in millions)	January 1, 2022	Cash flows	Acquisition of subsidiaries and businesses	Changes in fair value	New leases and disposals	Reclassification	Other		December 31, 2022

Current obligations under lease contracts	€27.9	€(41.1)	€—	€—	€14.8	€33.3	€1.1		€36.0
Non-current obligations under lease contracts	153.7	—	—	—	52.6	(33.3)	1.1		174.1

Loans and borrowings	119.9	(18.0)	—	—	—	—	(99.8	) (1)	2.1

Convertible note – embedded derivative	308.7	—	—	—	—	—	(308.7	) (1)	—

Total	€610.2	€(59.1)	€—	€—	€67.4	€—	€(406.3)		€212.2

(1)	Related to the early redemption of our convertible note during the year ended December 31, 2022 , as further described in Note 15.

F-
51

Year ended December 31, 2021
(in millions)	January 1, 2021	Cash flows	Acquisition of subsidiaries and businesses	Changes in fair value	New leases and disposals	Reclassification	Other	December 31, 2021

Current obligations under lease contracts	€6.1	€(14.1)	€—	€—	€22.1	€13.4	€0.4	€27.9
Non-current obligations under lease contracts	78.1	—	—	—	87.7	(13.4)	1.3	153.7

Loans and borrowings	155.9	(52.6)	1.3	—	—	—	15.3	119.9

Convertible note – embedded derivative	30.9	—	—	277.8	—	—	—	308.7

Total	€271.0	€(66.7)	€1.3	€277.8	€109.8	€—	€17.0	€610.2

13	Inventories

(in millions)	December 31, 2022	December 31, 2021
Raw materials and supplies	€409.7	€248.3
Unfinished goods	21.0	84.5
Finished goods	8.9	169.7

Total	€439.6	€502.5

During the year ended December 31, 2022, inventory write-offs to net realizable value and reserves related to our
COVID-19
vaccine amounting to €484.6 million were recognized in cost of sales due to the switch from the BNT162b2 vaccine to an Omicron-adapted bivalent vaccine and further raw materials reserves recognized with respect to our excess stock, compared to €194.6 million in the previous period. The inventories valued at net realizable value in our consolidated statements of financial position as of December 31, 2022
,
consider contractual compensation payments. We have not pledged any inventories as securities for liabilities. During the years ended December 31, 2022
,
and 2021, costs of inventories in the amount of €1,550.6 million and €1,255.1 million, respectively, were recognized as cost of sales.

14	Other Non-Financial Assets

(in millions)	December 31, 2022	December 31, 2021

Sales tax receivable	€93.8	€26.7
Deferred expenses	88.7	62.1
Prepayments related to CRO and CMO contracts	35.3	22.8
Prepayments related to service contracts	31.3	6.5
Other	29.3	9.7

Total	€278.4	€127.8

Total current	271.9	113.4
Total non-current	6.5	14.4

15	Issued Capital and Reserves
As of December 31, 2022
,
the number of shares outstanding was 243,215,169. This amount excludes 5,337,031 shares held in treasury. For the year ended December 31, 2021
,
the number of shares outstanding was 242,521,489, excluding 3,788,592 shares held in treasury.

Second Tranche Share Repurchase Program
In November 2022, our Management Board and Supervisory Board authorized the second tranche of our share repurchase program of ADSs, with a value of up to $0.5 billion, commencing on December 7, 2022.
Capital Transactions During the Year Ended December 31, 2022
In January 2022, we announced a new research, development and commercialization collaboration with Pfizer to develop a potential first mRNA-based vaccine for the prevention of shingles (herpes zoster virus, or HZV). In connection with this collaboration, Pfizer agreed to make an equity investment in us, acquiring 497,727 ordinary shares paying a total amount of €110.6 million. The issuance of 497,727 ordinary shares with the nominal amount of €0.5 million was registered with the commercial register (
Handelsregister
) on March 24, 2022. The equity investment which was issued in a foreign currency represents a derivative from the date of signing until the date of closing of the transaction. From the fair value measurement of this derivative
,
€43.0 million were recognized in finance income in our consolidated statements of profit or loss during the year ended December 31, 2022. At closing date, in February 2022, this derivative and the agreed investment amount were recognized in our capital reserve and, taking an increase in share capital of €0.5 million into account, led to a net increase of the capital reserve of €67.1 million in our consolidated statements of financial position.
In March 2022, we redeemed our convertible note by exercising our early redemption option (see Note 12)
,
which was fulfilled in April 2022, by issuing 1,744,392 ordinary shares. The nominal amount of €1.8 million was recorded in share capital and, finally, as a result of the transaction, the capital reserve increased by €233.2 million in our consolidated statements of financial position. The declaratory registration with the commercial register (
Handelsregister
) was made on May 20, 2022.
In June 2022, at the Annual General Meeting, our shareholders approved the proposed special cash dividend of €2.00 per ordinary share (including those held in the form of ADSs), which led to an aggregate payment of €484.3 million.
In March 2022, our Management Board and Supervisory Board authorized a share repurchase program of ADSs, pursuant to which we may repurchase ADSs in the amount of up to $1.5 billion over the next two years. On May 2, 2022, the first tranche of our share repurchase program of ADSs, with a value of up to $1.0 billion, commenced. In November 2022, our Management Board and Supervisory Board authorized the second tranche of our share repurchase program of ADSs, with a value of up to $0.5 billion, commencing on December 7, 2022. During the year ended December 31, 2022, ADSs were repurchased at an average price of $143.98, for total consideration of $1.0 billion (€986.4 million).
Repurchased ADSs were used to satisfy settlement obligations under our share-based payment arrangements.

In November and December 2022, the ESOP 2018 and
LTI-plus
awards were settled by transferring ordinary shares previously held in treasury to the entitled employees and Management Board members (see Note 16
)
.
Capital Transactions During the Year Ended December 31, 2021
In November 2020, we entered into a sales agreement, or the Sales Agreement, with Jefferies LLC and SVB Leerink LLC (now known as SVB Securities LLC), as sales agents, to establish an at-the-market
offering program, pursuant to which we may sell, from time to time, ADSs representing ordinary shares for aggregate gross proceeds of up to $500.0 million. During the year ended December 31, 2021, we sold 995,890 ADSs, each representing one of our ordinary shares and previously held in treasury, under the Sales Agreement. During the year ended December 31, 2021, the aggregate gross proceeds were $200.0 million (€163.6 million). We did not sell any ADS during year ended December 31, 2022. As of December 31, 2022, the remaining capacity under the Sales Agreement is still $207.1 million. Under the at-the-market
offering program ADSs are sold via the stock exchange and therefore no shareholders’ subscription rights are affected. As a result of the transaction
,
treasury shares in the amount of €1.0 million were issued and the capital reserve increased by €162.6 million during the year ended December 31, 2021. Costs of €2.7 million related to the equity transaction were recorded in equity as deduction from the capital reserve.

F-5
3

16	Share-Based Payments
During the years ended December 31, 2022, 2021, and 2020, our share-based payment arrangements led to the following expenses:

		Years ended December 31,
(in millions)	Note	2022	2021	2020

Expense arising from equity-settled share-based payment arrangements		€46.5	€61.0	€32.1
Employee Stock Ownership Plan	16.5	13.8	20.2	17.1
Chief Executive Officer Grant	16.4	3.1	5.9	11.3
Management Board Grant (1)	16.3	4.3	2.4	2.7
BioNTech 2020 Employee Equity Plan for Employees Based Outside North America	16.1	25.3	32.5	1.0
Expense arising from cash-settled share-based payment arrangements		61.5	32.7	0.7
Employee Stock Ownership Plan	16.5	53.4	6.3	—
Management Board Grant (1)	16.2, 16.3	—	3.6	0.7
BioNTech Restricted Stock Unit Plan for North America Employees	16.1	8.1	22.8	—

Total		€108.0	€93.7	€32.8

Cost of sales		3.0	7.0	1.1
Research and development expenses		84.6	60.5	24.9
Sales and marketing expenses		0.8	0.5	0.1
General and administrative expenses		19.6	25.7	6.7

Total		€108.0	€93.7	€32.8

(1)
In May 2021 and 2022, phantom options were granted under the Management Board Grant for the years 2021 and 2022 which led to a modification from equity-settled to cash-settled share-based payment arrangement and a reclassification of €1.1 million and €3.3 million between equity and non-current
other liabilities, respectively. Expenses incurred before and after the modification dates have been disclosed as equity-settled or cash-settled share-based payment arrangement, respectively. The amount includes expenses incurred with respect to a one-time
signing bonus granted to Jens Holstein as of his appointment to the Management Board (see Note 20.2).

During the years ended December 31, 2022, 2021, and 2020, our share-based payment arrangements led to a cash outflow of €51.8 million, €13.4
million and nil million, respectively. We expect to settle equity-settled share-based payment arrangements under the Chief Executive Officer Grant (see Note 16.4) and under the Employee Stock Ownership Plan (see Note 16.5) on a net basis by delivering to the participant a number of ADSs equal to the net value of the exercised option rights after deduction of (i) the exercise price and (ii) the applicable wage taxes (including solidarity surcharge thereon and church tax, if applicable) and social security contributions resulting from such exercise. This reduces the dilutive impact of the respective rights. If all of the rights outstanding as of December 31, 2022, will be exercised accordingly, the cash outflow to the tax authority in 2023 would amount to approximately €360.0 million (based on the share price as of December 31, 2022).

16.1	BioNTech Employee Equity Plan
BioNTech 2020 Employee Equity Plan for Employees Based Outside North America (Equity-Settled)
Description of Share-Based Payments

In December 2020, we approved the BioNTech 2020 Employee Equity Plan for employees based outside North America, or the European Plan. Under the European Plan, Restricted Stock Units, or RSUs, are offered to our employees. As of the grant date in February 2021, the European Plan was implemented for the calendar year 2020 by entering into award agreements with our employees under the LTI 2020 program. In addition, further award agreements were entered into under the
LTI-plus
program with employees who did not participate in the Employee Stock Ownership Plan, or ESOP. In January 2022 and December 2022, the European Plan was granted for the calendar years 2021 and 2022, the LTI 2021 and LTI 2022 program, respectively. RSUs issued under the LTI 2020, LTI 2021 and LTI 2022 programs vest annually in equal installments over respective waiting periods of four years commencing in December 2020, December 2021 and December 2022, respectively. RSUs issued under the
LTI-plus
program vested annually in equal installments over the waiting period of two years, which elapsed in December 2022. Hence, during the year ended December 31, 2022, the
LTI-plus
awards were settled by transferring shares previously held in treasury, see Note 15. All programs were classified as equity-settled as we have the ability to determine the method of settlement.
Measurement of Fair Values

The fair values of the awards issued under the European Plan were based upon the price of our ADSs representing ordinary shares at grant date.
Reconciliation of Outstanding Share-Options

	LTI-plus program	LTI 2020 program	LTI 2021 program	LTI 2022 program

As of January 1, 2021	396,938	252,766	—	—
Forfeited / Modified	(24,927)	(10,350)	—	—
Granted / Allocated	—	—	110,036	—

As of December 31, 2021	372,011	242,416	110,036	—

As of January 1, 2022	372,011	242,416	110,036	—
Forfeited / Modified	(7,932)	(7,111)	(5,428)	—
Granted / Allocated	—	—	—	396,110
Exercised (1)	(364,079)	—	—	—

As of December 31, 2022	—	235,305	104,608	396,110

thereof vested	—	119,291	27,365	—
thereof un-vested	—	116,014	77,243	396,110

(1)
The closing price of an American Depositary Share of BioNTech on Nasdaq on December 15, 2022, the settlement date, converted from USD to Euro using the exchange rate published by the German Central Bank (
Deutsche Bundesbank)
on the same day was €171.40.

Inputs Used in Measurement of the Fair Values at Grant Dates

	LTI-plus program	LTI 2020 program	LTI 2021 program	LTI 2022 program

Weighted average fair value	87.60	92.21	203.22	165.03
Waiting period (in years)	2.0	4.0	4.0	4.0
BioNTech 2020 Restricted Stock Unit Plan for North America Employees (Cash-Settled)
Description of Share-Based Payments
In December 2020, we approved the BioNTech 2020 Restricted Stock Unit Plan for North America Employees, or the North American Plan. Under the North American Plan, RSUs are offered to our employees. These RSUs vest over four years, with 25
% vesting one year after the service commencement date and the remainder vesting in equal quarterly installments thereafter. The first awards under the North American Plan were granted in February 2021. The service date for these awards is the date as of which the employee became employed by BioNTech US. During the years ended December 31, 2022, and 2021, further awards were granted under the North American Plan, which included awards granted to new hire employees and ongoing recurring awards to existing employees on the approximate anniversary of each employee’s start date of employment with BioNTech US. As these RSUs are intended to be cash-settled upon vesting, the awards were defined as a cash-settled share-based payment arrangement. During the years ended December 31, 2022, 2021, and 2020, the exercise of RSUs resulted in a cash outflow of €
9.4 million, €10.1 million
and nil
million
, respectively
.

F-5
5

As of December 31, 2022, the liability related to these awards amount ed
 to €13.4 million (€13.0 million as of December 31, 2021).

16.2	Management Board Grant – Short-Term Incentive (Cash-Settled)
The service agreements with our Management Board provide for a short-term incentive compensation which is an annual performance-related bonus for the years of their respective service periods.
50%
of
those yearly awards are paid out one year after the achievement of the performance targets for the respective bonus year has been determined subject to an adjustment relative to the performance of the price of the American Depositary Shares representing our ordinary shares during that year (second installment). The second installments represent cash-settled share-based payment arrangements. The fair values of the liabilities are recognized over the awards’ vesting periods beginning when entering or renewing service agreements, i.e., being the service commencement date, until each separate determination date and are remeasured until settlement date. As of December 31, 2022, the liability related to these awards amounted to €2.3 million (€1.0 million as of December 31, 2021).

16.3	Management Board Grant Long-Term Incentive (Partly Equity-Settled, Partly Cash-Settled)
Description of Share-Based Payments
The service agreements with our Management Board provide for long-term incentive compensation (Management Board Grant - LTI) through an annual grant of options to acquire BioNTech shares during their respective service periods. The options granted each year will be subject to the terms and conditions of the respective authorizations of the Annual General Meeting creating our Employee Stock Ownership Plan (ESOP) and the applicable option agreement thereunder.
The options will vest annually in equal installments over four years commencing on the first anniversary of the allocation date and will be exercisable four years after the allocation date. The vested options can only be exercised if each of the following performance criteria has been achieved: (i) at the time of exercise, the current price is equal to or greater than the threshold amount (that is, the exercise price, provided that such amount increases by seven percentage points on each anniversary of the allocation date); (ii) at the time of exercise, the current price is at least equal to the target price (that is, (a) for the twelve-month period starting on the fourth anniversary of the allocation date, $8.5 billion divided by the total number of the ordinary shares outstanding immediately following the initial public offering (other than ordinary shares owned by BioNTech), and (b) for each twelve-month period starting on the fifth or subsequent anniversary of the allocation date, 107% of the target share price applicable for the prior twelve-month period); and (iii) the closing price for the fifth trading day prior to the start of the relevant exercise window is higher than the exercise price by at least the same percentage by which the Nasdaq Biotechnology Index or a comparable successor index as of such time is higher than such index was as of the last trading day before the allocation date. Following the expiry of the waiting period, option rights may be exercised during the exercise windows as set out in the ESOP agreement.
The option rights can be exercised up to
ten years
after the allocation date. If they have not been exercised by that date, they will be forfeited without compensation.
The right to receive options generally represents an equity-settled share-based payment arrangement. The allocation of the number of issued options in 2020 occurred in February 2020. In May 2021 and May 2022, phantom options equivalent to the number of options the Management Board members would have been entitled to receive for 2021 and 2022 were granted under the Management Board Grant which led to a modification from equity-settled to cash-settled share-based payment arrangement and a reclassification of €1.1 million and €3.3 million between equity and non-current
other liabilities as of the respective allocation dates. As of December 31, 2022, the assessment of options expected to be allocated in future years was based on estimated allocation dates in the middle of the respective years.

F-
5
6

Measurement of Fair Values
A Monte-Carlo simulation model has been used to measure the fair values at the (estimated) allocation dates of the Management Board Grant. This model incorporates the impact of the performance criteria regarding share price and index development described above. The parameters used for measuring the fair values as of the respective (estimated) allocation dates were as follows:

	Allocation date February 2020	Allocation date May 12, 2021 (1)	Allocation date May 17, 2021 (1)	Allocation date May 2022 (1)

Weighted average fair value	€10.83	€54.51	€50.69	€65.99
Weighted average share price	€28.20	€174.51	€185.92	€153.16
Exercise price (2)	€28.32	€173.66	€175.16	€142.60
Expected volatility (%)	36.6%	46.5%	46.5%	44.4%
Expected life (years)	4.8	4.6	4.6	5.8
Risk-free interest rate (%)	1.6%	3.8%	3.8%	3.9%

(1)	Classified as cash-settled share-based payment arrangement; all other share-based payment arrangements are classified as equity-settled.
(2)	The share options allocated as of February 2020 and the phantom share options allocated as of May 2021 and 2022 are subject to an effective exercise price cap.

	Estimated allocation date 2023	Estimated allocation date 2024	Estimated allocation date 2025	Estimated allocation date 2026

Weighted average fair value (1)	€63.84	€57.06	€54.80	€49.70
Weighted average share price (1)	€140.84	€140.84	€140.84	€140.84
Exercise price (1)	€142.95	€148.51	€155.51	€161.62
Expected volatility (%)	43.1%	38.3%	38.2%	38.5%
Expected life (years) (1)	5.8	5.8	5.8	5.8
Risk-free interest rate (%)	3.9%	3.9%	3.9%	3.9%

(1)	Valuation parameter for estimated allocation dates derived from the Monte-Carlo simulation model .
For the awards allocated as of February 2020, the exercise price for each option is $30.78 (€28.32), calculated using the foreign exchange rate published by the German Central Bank (
Deutsche Bundesbank
) as of the grant date. The share options allocated as of February 2020 are subject to an effective exercise price cap, which means that the exercise price shall be adjusted to ensure that the current price of an ADS as of the exercise date does not exceed 800% of the exercise price. Our Supervisory Board reserves the right to limit the economic benefit from the exercise of the options to extent the result from extraordinary events or developments. For the awards allocated as of May 12, 2021, May 17, 2021
,
and May 31, 2022 the exercise prices are $185.23 (€173.66), $186.83 (€175.16) and $152.10 (€142.60), respectively (all amounts calculated as of December 31, 2022, using the foreign exchange rate as published by the German Central Bank (
Deutsche Bundesbank
)). For the awards with estimated allocation dates
,
the exercise prices of options expected to be allocated have been derived from the Monte-Carlo simulation model. Those will be adjusted until the actual allocation has occurred and the exercise price has ultimately been determined. The phantom share options allocated as of May 2021 and 2022 are subject to the effective exercise price cap. In addition, the maximum compensation that the Management Board member
s
 are entitled to receive under those relevant agreements together with other compensation components received by each such board member in the respective grant year is capped at €20.0 million for Ugur Sahin as Chief Executive Officer (CEO) and €10.0 million for all other Management Board members. Expected volatility was based on an evaluation of the historical volatilities of comparable companies over the historical period commensurate with the expected option term. The expected term was based on general option holder behavior for employee options.

F-
57

Reconciliation of Outstanding Share-Options
The (phantom) share options allocated and expected to be allocated to our Management Board as of December 31, 2022, are presented in the table below.

	Allocation date February 2020	Allocation date May 12, 2021 (1)	Allocation date May 17, 2021 (1)	Allocation date May 2022 (1)

(Phantom) share options outstanding (expected to be allocated)	248,096	45,279	6,463	86,118
thereof allocated and vested but subject to performance and waiting requirements	124,048	11,320	1,616	—
thereof allocated and un-vested	124,048	33,959	4,847	86,118
Weighted average exercise price (€)	28.32	173.66	175.16	142.60

(1)	Classified as cash-settled share-based payment arrangement; all other share-based payment arrangements are classified as equity-settled.

	Estimated allocation date 2023 (1)	Estimated allocation date 2024 (1)	Estimated allocation date 2025 (1)	Estimated allocation date 2026 (1)

(Phantom) share options outstanding (expected to be allocated)	97,436	93,785	63,251	48,705
Weighted average exercise price (€)	142.95	148.51	155.51	161.62

(1)	Valuation parameter derived from the Monte-Carlo simulation model.
For the awards with estimated allocation dates
,
the numbers of options expected to be allocated have been derived from a Monte-Carlo simulation model. Those will be adjusted until the actual allocation has occurred and the number of options granted has ultimately been determined.
As of December 31, 2022, the share options allocated and expected to be allocated under our equity-settled share-based payment arrangements had a remaining weighted average expected li fe of 4.0 years (as of December 31, 2021: 3.6 years).
As of December 31, 2022, the liability related to the phantom option awards amount ed
 to €5.6 million (€3.2 million as of December 31, 2021).

16.4	Chief Executive Officer Grant (Equity-Settled)
Description of Share-Based Payments

In September 2019, we granted Prof. Ugur Sahin, M.D.
,
an option to purchase 4,374,963 of our ordinary shares, subject to Prof. Sahin’s continuous employment with us. The options’ exercise price per share is the Euro translation of the public offering price from our initial public offering, €13.60 ($15.00)
, which is subject to the effective exercise price cap and the maximum cap mechanism. Under the exercise price cap the exercise price shall be adjusted to ensure that the current price of an ADS as of the exercise date does not exceed 800% of the exercise price. Under the maximum cap mechanism the maximum economic benefit receivable in respect of any exercised option, is capped at $
240.00. As a result, the effective exercise price will not increase above a Euro amount equivalent to $30.00. The options vest annually in equal installments after four years commencing on the first anniversary of the initial public offering and will be exercisable four years after the initial public offering. The vested option rights can only be exercised if and to the extent that each of the following performance criteria has been achieved: (i) at the time of exercise, the current price is equal to or greater than the threshold amount (that is, the exercise price, provided that such amount increases by seven percentage points on each anniversary of the allocation date); (ii) at the time of exercise, the current price is at least equal to the
t
arget
p
rice (that is, (a) for the twelve-month period starting on the fourth anniversary of the allocation date, $8.5 billion divided by the total number of the shares outstanding immediately following the initial public offering (other than shares owned by us), and (b) for each twelve-month period starting on the fifth or subsequent anniversary of the allocation date, 107% of the target share price applicable for the prior twelve-month period); and (iii) the closing price for the fifth trading day prior to the start of the relevant exercise window is higher than the exercise price by at least the same percentage by which the Nasdaq Biotechnology Index or a comparable successor index as of such time is higher than such index was as of the last trading day before the allocation date. Following the expiry of the waiting period
,
option rights may be exercised during the exercise windows as defined by our ESOP. The option rights can be exercised up to ten years after the allocation date. If they have not been exercised by that date, they will be forfeited without compensation.

F-
58

Measurement of Fair Values
A Monte-Carlo simulation model has been used to measure the fair value at the grant date of the Chief Executive Officer Grant. This model incorporates the impact of the performance criteria regarding share price and index development described above in the calculation of the award’s fair value at grant the date. The inputs used in the measurement of the fair value at grant the date of the Chief Executive Officer Grant were as follows:

Grant date October 9, 2019

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
Reconciliation of Outstanding Share-Options
During the years ended December 31, 2022, and 2021, no further options were granted or forfeited. As of December 31, 2022
, 75% of the options have vested but are subject to waiting requirements.
As of December 31, 2022, the share options outstanding had a remaining weighted average expected life of 2.1 years (as of December 31, 2021: 3.1 years).

16.5	Employee Stock Ownership Plan (Partly Equity-Settled, Partly Cash-Settled)
Description of Share-Based Payments
Based on an authorization of the general meeting on August 18, 2017, we established a share option program under which we granted selected employees options to receive our shares. The program is designed as an Employee Stock Ownership Plan, or ESOP. We offered the participants a certain number of rights by explicit acceptance by the participants. The exercise of the option rights in accordance with the agreement gives the participants the right to obtain shares against payment of the exercise price. With respect to the Management Board members, other than Ryan Richardson, who was not a Management Board member at the time the options were granted, the options are subject to the effective exercise price cap as well as the maximum cap mechanism. Under the exercise price cap the exercise price shall be adjusted to ensure that the current price of an ADS as of the exercise date does not exceed 800% of the exercise price. Under the maximum cap mechanism, the maximum economic benefit receivable in respect of any exercised option, is capped at $240. As a result, the effective exercise price will not increase above a Euro amount equivalent to $
30.00
. The option rights (other than Prof. Özlem Türeci’s, M.D., and Ryan Richardson’s options) generally fully vest after four years and can only be exercised if: (i) the waiting period of four years has elapsed; and (ii) at the time of exercise, the average closing price of the shares of the Company or the average closing price of the right or certificate to be converted into an amount per share on the previous ten trading days preceding the exercise of the option right exceeds the strike price by a minimum of
32
%, with this percentage increasing by eight percentage points as of the fifth anniversary of the respective issue date and as of each subsequent anniversary date. Following the expiry of the waiting period, option rights may be exercised within a period of four weeks from the date of the Annual General Meeting or the publication of the annual financial statements, the semi-annual report or our most recent quarterly report or interim report (exercise windows). The option rights can be exercised up to eight years after the allocation date. If they have not been exercised by that date, they will be forfeited without compensation.
By way of a shareholders’ resolution of the general meeting on August 19, 2019, the authorization to issue such option rights was amended such that, in order for the options to be exercisable, the average closing price of the Company’s shares or the average closing price of the right or certificate to be converted into an amount per share on the ten trading days immediately preceding the exercise must exceed the strike price by a minimum of 28%, with this percentage

increasing by seven percentage points as of the fifth anniversary of the issue date and as of each subsequent anniversary date. Also, in addition to the aforementioned requirements, the exercise is only possible if the share price (calculated by reference to the price of the ordinary share underlying the ADS) has performed similar to or better than the Nasdaq Biotechnology Index. The changes made do not affect option rights already issued.
Measurement of Fair Values
The fair value of the ESOP has been measured using a binomial model. Service conditions attached to the arrangement were not taken into account in measuring the fair value.
The share options can only be exercised by the grantee if the price of the share is equal or greater to the
t
hreshold
a
mount as defined in the arrangement. Moreover, the option rights can only be exercised if the IPO has occurred. Both conditions have been incorporated into the fair value at the
grant date.
The inputs used in the measurement of the fair values at
th
e
grant date of the ESOP were as follows:

	Grant date November 15, 2018	Grant dates between February 21 and April 3, 2019	Grant dates between April 29 and May 31, 2019	Grant date December 1, 2019

Weighted average fair value	€7.41	€6.93	€7.04	€9.49
Weighted average share price	€14.40	€15.72	€16.03	€19.84
Exercise price (1)	€10.14	€15.03	€15.39	€15.82
Expected volatility (%)	46.0%	46.0%	46.0%	46.0%
Expected life (years)	5.8	6.0	6.0	5.5
Risk-free interest rate (%)	0.1%	0.1%	0.1%	0.1%

(1)
With respect to the Management Board members, other than Ryan Richardson who was not a Management Board member at the time the options were granted, the options are subject to the effective exercise price cap as well as the maximum cap mechanism.

Expected volatility has been based on an evaluation of the historical and the implied volatilities of comparable companies over the historical period commensurate with the expected term. The expected term has been based on general option holder behavior for employee options.

F-
60

Reconciliation of Outstanding Share-Options (Equity-Settled)
Set out below is an overview of changes to share options outstanding and number of ordinary shares underlying these options that occurred during the periods indicated:

	Share options outstanding	Number of ordinary shares underlying options	Weighted average exercise price (€) (1)

As of January 1, 2021	645,892	11,626,056	10.23
Forfeited	(3,885)	(69,932)	10.14
As of December 31, 2021	642,007	11,556,124	10.23
As of January 1, 2022	642,007	11,556,124	10.23
Modified (2)	(1,040)	(18,720)	10.14
Exercised (3)	(583,383)	(10,500,890)	10.14
As of December 31, 2022	57,584	1,036,514	11.10
thereof vested	48,331	869,960	10.14
thereof un-vested	9,253	166,554	15.29

(1)
With respect to the Management Board members, other than Ryan Richardson who was not a Management Board member at the time the options were granted, the options are subject to the effective exercise price cap as well as the maximum cap mechanism.

(2)	Rights have been modified to cash-settled rights, all other terms remained unchanged .
(3)
The average closing price of
an
American Depositary Share of BioNTech on Nasdaq weighted over the various settlement dates converted from USD to Euro using the exchange rate published by the German Central Bank (
Deutsche Bundesbank)
on the same days was €160.44.

The Supervisory Board determined in September 2022 that the ESOP settlement in November and December 2022 would be made by delivery of shares (in the form of ADSs) equal to the net value of the exercised option rights after deduction of (i) the exercise price and (ii) the applicable wage taxes (including solidarity surcharge thereon and church tax, if applicable) and social security contributions resulting from such exercise. The respective number of ADS
s
was settled with treasury shares. The applicable wage taxes (including solidarity surcharge thereon and church tax, if applicable) and social security contributions resulting from and withheld upon the exercise amounted to €724.0 million and were paid in January 2023 in cash directly to the respective authorities. The settlement mechanism

decision did neither change the rights as such nor did it change the classification as equity-settled option rights.
As of December 31, 2022, the share options outstanding under our equity-settled share-based payment arrangements had a remaining weighted average expected life of
1.8 years (as of December 31, 2021: 2.7 years).
Development of Share-Options (Cash-Settled)
During the year ended December 31, 2022, 343,854 phantom options were granted under the ESOP which each gives the participants the right to receive a cash-payment equal to the difference between an exercise closing price (average closing price of an American Depositary Share of BioNTech on Nasdaq over the last ten trading days preceding the exercise date) and the exercise price. Generally, the options’ exercise prices are €10.14. Contemporaneous with the exercise of the equity-based option rights in November and December 2022, 289,168 cash-settled phantom
 option rights were exercised and resulted in a cash outflow of €42.2 million.
The average closing prices (10-day averages) of an American Depositary Share of BioNTech on Nasdaq weighted over the various settlement dates converted from USD to Euro using the exchange rate published by the German Central Bank
(Deutsche Bundesbank)
on the same days was €155.39.
As of December 31, 2022
,
131,853 cash-settled option rights remained outstanding. As of December 31, 2022, the liability related to cash-settled share-based payment option rights under the ESOP program amounted to €14.5 million (€3.1 million as of December 31, 2021)
,
of which €11.2 million (nil as of December 31, 2021) related to rights already vested (partly subject to performance and waiting requirements).

The liability is based on the fair value of the respective rights. The fair value is measured using a binomial model consistent with the grant date fair value measurement of the equity-based option rights described above which is updated on every reporting date.

F-6
1

17	Provisions and Contingencies
Provisions

(in millions)	December 31, 2022	December 31, 2021
Obligations from onerous CMO contracts	€235.5	€—
Legal proceedings	0.1	177.9
Other	140.2	117.2

Total	€375.8	€295.1

Total current	367.2	110.2
Total non-current	8.6	184.9

A
s
 of December 31, 2022, our current provisions included €
235.5
 million (nil as of December 31, 2021) of obligations for production capacities derived from contracts with Contract Manufacturing Organizations, or CMOs, that became redundant as a direct result of the introduction of a new
COVID-19
vaccine formulation, the switch from the BNT162b2 vaccine to an Omicron-adapted bivalent vaccine and due to increased internal manufacturing capacities during the year ended December 31, 2022. The related expenses were recognized in cost of sales in our consolidated statements of profit or loss. The change of €
235.5
 million compared to the previous period related to additions.
Provisions for legal proceedings mainly related to purported obligations arising out of certain contractual disputes unrelated to the below mentioned patent proceedings (€
177.9
million as of December 31, 2021), were mainly released due to the favorable outcome of such proceeding received in March 2023 and treated as an adjusting event (as of September 30, 2022 our provisions for legal proceedings amounted to €
359.1
million).
As of December 31, 2022, our current provisions included
€
140.2

million in other obligations mainly comprising inventor remunerations as well as customs and duties (
€
117.2

million as of December 31, 2021, mainly comprising inventor remunerations as well as customs and duties). The change o
f
€
23.0

million compared to the previous period related mainly to additions.
Contingencies
Our contingencies include, but are not limited to, intellectual property disputes and product liability and other product-related litigation. From time to time, in the normal course and conduct of our business, we may be involved in discussions with third parties about considering, for example, the use and/or remuneration for use of such third party’s intellectual property. As of December 31, 2022, none of such intellectual property-related considerations that we have been notified of and for which potential claims could be brought against us or our subsidiaries in the future, fulfill the criteria for recording a provision. We are subject to an increasing number of product liability claims. Such claims often involve highly complex issues related to medical causation, correctness and completeness of product information (Summary of Product Characteristics/package leaflet) as well as label warnings and reliance thereon, scientific evidence and findings, actual and provable injury, and other matters. These complexities vary from matter to matter. As of December 31, 2022, none of these claims fulfill the criteria for recording a provision. Substantially all of our contingencies are subject to significant uncertainties and, therefore, determining the likelihood of a loss and/or the measurement of any loss can be complex. Consequently, we are unable to estimate the range of reasonably possible loss. Our assessments, which result from a complex series of judgments about future events and uncertainties, are based on estimates and assumptions that have been deemed reasonable by management, but that may prove to be incomplete or inaccurate, and

F-6
2

unanticipated events and circumstances may occur that might cause us to change those estimates and assumptions. We currently do not believe that any of these matters will have a material adverse effect on our financial position, and will continue to monitor the status of these and other claims that may arise. However, we could incur judgments, enter into settlements or revise our expectations regarding the outcome of matters, which could have a material adverse effect on our results of operations and/or our cash flows in the period in which the amounts are accrued or paid. We will continue to evaluate whether, if circumstances were to change in the future, the recording of a provision may be needed and whether potential indemnification entitlements exist against any such claim.
Certain pending matters to which we are a party are discussed below.
Alnylam Proceedings
In March 2022, Alnylam Pharmaceuticals, Inc., or Alnylam, filed a lawsuit against Pfizer and Pharmacia & Upjohn Co. LLC in the U.S. District Court for the District of Delaware alleging that an existing patent owned by Alnylam, U.S. Patent No. 11,246,933, or the ‘933 Patent, is infringed by the cationic lipid used in
Comirnaty
, and seeking monetary relief, which is not specified in their filings. We filed a counterclaim to become party to the Alnylam proceeding, and in June 2022, Alnylam added to its claims allegations that we induced infringement of the ‘933 Patent. Additionally, in July 2022, Alnylam filed a lawsuit against us, our wholly owned subsidiary, BioNTech Manufacturing GmbH, Pfizer and Pharmacia & Upjohn Co. LLC in the U.S. District Court for the District of Delaware alleging that we also induced infringement of a newly issued patent, U.S. Patent No. 11,382,979, or the ‘979 Patent, which is a continuation of the ‘933 Patent. The two lawsuits were consolidated on July 28, 2022 and are currently pending.
We believe we have strong defenses against the allegations claimed relative to each of the patents and intend to vigorously defend ourselves in the proceedings mentioned above. However, our analysis of Alnylam’s claims is ongoing and complex, and we believe the outcome of the suit remains substantially uncertain. Taking into account discussions with our external lawyers, we do not consider the probability of an outflow of resources to be sufficient to recognize a provision at the balance sheet date. In our opinion, these matters constitute contingent liabilities as of the balance sheet date. However, it is currently impractical for us to estimate with sufficient reliability the respective contingent liabilities.
CureVac Proceedings
In July 2022, CureVac AG, or CureVac, filed a lawsuit against us and our wholly owned subsidiaries, BioNTech Manufacturing GmbH and BioNTech Manufacturing Marburg GmbH, in the Düsseldorf Regional Court, alleging
Comirnaty
’s infringement of one European patent, EP1857122B1, or the EP’122 Patent, and three Utility Models DE202015009961U1, DE202015009974U1, and DE202021003575U1. Later in July 2022, we and Pfizer filed a complaint for a declaratory judgment in the U.S. District Court for the District of Massachusetts, seeking a judgment of non-infringement
by
Comirnaty
of U.S. Patent Nos. 11,135,312, 11,149,278 and 11,241,493. In August 2022, CureVac added European Patent EP3708668B1, or the EP’668 Patent, to its German lawsuit. In September 2022, we and Pfizer filed a declaration of non-infringement
and revocation action against the EP’122 Patent and the EP’668 Patent in the Business and Property Courts of England and Wales. In addition, we filed a nullity action in the Federal Patent Court of Germany seeking a declaration that the EP’122 Patent is invalid. Lastly, on November 11, 2022, we filed cancellation actions seeking the cancellation of the three German Utility Models in the German Patent and Trademark Office. All of the proceedings are currently pending.
We believe we have strong defenses against the allegations claimed relative to each of the patents and utility models and intend to vigorously defend ourselves in the proceedings mentioned above. However, our analysis of CureVac’s claims is ongoing and complex, and we believe the outcome of the suit remains substantially uncertain. Taking into account discussions with our external lawyers, we do not consider the probability of an outflow of resources to be sufficient to recognize a provision at the balance sheet date. In our opinion, these matters constitute contingent liabilities as of the balance sheet date. However, it is currently impractical for us to estimate with sufficient reliability the respective contingent liabilities.
Moderna Proceedings
In August 2022, ModernaTX, Inc., or Moderna, filed three patent infringement lawsuits against us and Pfizer related to
Comirnaty
. Moderna filed a lawsuit against us and Pfizer and our wholly owned subsidiaries, BioNTech Manufacturing GmbH, BioNTech Europe GmbH and BioNTech Manufacturing Marburg GmbH, Pfizer Manufacturing Belgium NV, Pfizer Ireland Pharmaceuticals and Pfizer Inc. in the Düsseldorf Regional Court alleging
Comirnaty
’s infringement of two European Patents, 3590949B1, or the EP’949 Patent and 3718565B1, or the EP’565 Patent. Moderna filed a second lawsuit

F-6
3

asserting infringement of the EP’949 Patent and EP’565 Patent against us and our wholly owned subsidiaries, BioNTech Manufacturing GmbH, BioNTech Europe GmbH and BioNTech Manufacturing Marburg GmbH, Pfizer Limited, Pfizer Manufacturing Belgium NV and Pfizer Inc. in the Business and Property Courts of England and Wales. Additionally, Moderna filed a lawsuit in the United States District Court for the District of Massachusetts against us and our wholly owned subsidiaries BioNTech Manufacturing GmbH and BioNTech US Inc. and Pfizer Inc. alleging infringement of U.S. Patent Nos.
10,898,574
,
10,702,600
and
10,933,127
and seeking monetary relief, which was not specified in the filings. In September 2022, we and Pfizer filed a revocation action in the Business and Property Courts of England and Wales requesting revocation of the EP’949 Patent and EP’565 Patent. Later in September 2022, Moderna filed a lawsuit against us and our wholly owned subsidiary BioNTech Manufacturing GmbH and Pfizer B.V., Pfizer Export B.V., C.P. Pharmaceuticals International C.V. and Pfizer Inc. in the District Court of The Hague alleging
Comirnaty
’s infringement of the EP ‘949 Patent and EP’565 Patent. All of the proceedings are currently pending.
We believe we have strong defenses against the allegations claimed relative to each of the patents and intend to vigorously defend ourselves in the proceedings mentioned above. However, our analysis of Moderna’s claims is ongoing and complex, and we believe the outcome of the suit remains substantially uncertain. Taking into account discussions with our external lawyers, we do not consider the probability of an outflow of resources to be sufficient to recognize a provision at the balance sheet date. In our opinion, these matters constitute contingent liabilities as of the balance sheet date. However, it is currently impractical for us to estimate with sufficient reliability the respective contingent liabilities.

18	Other Non-Financial Liabilities

(in millions)	December 31, 2022	December 31, 2021
Liabilities from wage taxes and social securities expenses	€761.8	€3.8
Liabilities to employees	50.6	30.2
Liabilities from share-based payment arrangements	36.2	20.6
Other	29.2	4.3

Total	€877.8	€58.9

Total current	860.8	46.1
Total non-current	17.0	12.8

Liabilities from wage taxes and social security expenses mainly include obligations that became due upon settlement of our share-based payment arrangements for the respective employees and members of the Management Board as further described in Note 16.

F-6
4

19	Leases

19.1	Amounts Recognized in the Consolidated Statements of Financial Position
Right-of-Use
Assets
The following amounts are presented as
right-of-use
assets within the consolidated statements of financial position as of the dates indicated:

(in millions)	December 31, 2022	December 31, 2021
Buildings	€206.5	€175.0
Production facilities	3.0	19.4
Other operating equipment	2.4	3.5

Total	€211.9	€197.9

Additions to the
right-of-use
assets during the year ended December 31, 2022, were €118.3 million (during the year ended December 31, 2021: €126.5 million).
Lease Liability
The following amounts are included in loans and borrowings as of the dates indicated:

(in millions)	December 31, 2022	December 31, 2021
Current	€36.0	€27.9
Non-current	174.1	153.7

Total	€210.1	€181.6

19.2	Amounts Recognized in the Consolidated Statements of Profit or Loss
Depreciation Charge of
Right-of-Use
Assets

	Years ended December 31,
(in millions)	2022	2021	2020
Buildings	€35.2	€14.7	€4.7
Production facilities	23.1	14.0	1.6
Other operating equipment	0.5	0.3	—

Total depreciation charge	€58.8	€29.0	€6.3

Interest on lease liabilities	5.1	2.9	2.0
Expense related to short-term leases and leases of low-value assets	27.1	9.5	1.2

Total amounts recognized in profit or loss	€91.0	€41.4	€9.5

19.3	Amounts Recognized in the Consolidated Statements of Cash Flows
During the year ended December 31, 2022, the total cash outflow for leases amounted to €46.2 million (during the year ended December 31, 2021: €17.0 million; during the year ended December 31, 2020: €14.7 million).

19.4	Extension Options
The Group has several lease contracts that include extension options. These options are negotiated by management to provide flexibility in managing the leased-asset portfolio and align with the Group’s business needs. Management exercises judgement in determining whether these extension options are reasonably certain to be exercised. The undiscounted potential future lease payments, which relate to periods after the exercise date of renewal options and are not included in lease liabilities, amount to up to €163.1 million as of December 31, 2022
,
considering terms up until 2049 (as of December 31, 2021: €82.8 million considering terms up until 2049).

20	Related Party Disclosures

20.1	Parent and Ultimate Controlling Party
ATHOS KG, Holzkirchen, Germany is the sole shareholder of AT Impf GmbH, Munich, Germany and beneficial owner of our ordinary shares. ATHOS KG via AT Impf GmbH has de facto control over BioNTech based on its substantial shareholding, which practically enabled it to exercise the majority of voting rights to pass resolutions at our Annual General Meeting, or AGM. Entities controlled by ATHOS KG mainly provide rental and property management activities and sell property, plant and equipment to us.

20.2	Transactions with Key Management Personnel
In June 2022, at the Annual General Meeting, our shareholders voted to reappoint Helmut Jeggle as a member of the Supervisory Board and appointed two additional Supervisory Board members, Prof. Dr. Anja Morawietz and Prof. Dr. Rudolf Staudigl. In a meeting following the AGM, the Supervisory Board re-elected
Helmut Jeggle as its Chair. All three members will serve in their roles until the 2026 AGM.
Key Management Personnel Compensation
Our key management personnel has been defined as the members of the Management Board and the Supervisory Board. Key management personnel compensation is comprised of the following:

	Years ended December 31,
(in millions)	2022	2021	2020
Management Board	€15.0	€20.4	€23.7
Fixed compensation	2.9	2.2	1.9
Short-term incentive – first installment	0.6	0.6	0.5
Short-term incentive – second installment (1)	0.7	1.2	0.6
Other performance-related variable compensation (2)	0.1	—	—
Share-based payments (incl. long-term incentive) (3)	10.7	16.4	20.7
Supervisory Board	0.5	0.4	0.4

Total compensation paid to key management personnel	€15.5	€20.8	€24.1

(1)
The fair value of the second installment of the short-term incentive compensation which has been classified as cash-settled share-based payment arrangement was determined pursuant to the regulations of IFRS 2 “Share-based Payments.” This table shows the pro-rata
share of personnel expenses for the respective financial year that are recognized over the award’s vesting period beginning as of the service commencement date (date when entering or renewing service agreements) until each separate determination date and are remeasured until settlement date.

(2)	Includes a one-time signing and retention cash payment agreed when renewing the service agreement agreed with Sean Marett.
(3)
The fair value of the share-based payments was determined pursuant to the regulations of IFRS 2 “Share-based Payments.” This table shows the pro-rata
share of personnel expenses resulting from stock-based compensation for the respective financial year. During the years ended December 31, 2022
,
and 2021, the amounts included expenses derived from a
one-time
signing bonus of €800,000 granted to Jens Holstein as of his appointment to the Management Board by awarding 4,246 phantom shares. The phantom shares vest in four equal installments on July 1 of 2022, 2023, 2024
,
and
June 30,

2025 but will only be settled in cash on July 1, 2025. The cash payment is subject to an effective settlement closing price cap. This means that the settlement closing price shall effectively be adjusted to ensure that the current price of an ADS as of the settlement date does not exceed 800% of the closing price applied when the award was initially granted. In addition, the total cash payment under the award shall not exceed €6.4 million. During the year ended December 31, 2020, the amount included expenses from a bonus arrangement agreed with Ryan Richardson in advance of his appointment to the Management Board. During the year ended December 31, 2020, the arrangement was modified from an all-equity
share-based payment arrangement into a partly cash
-

and partly equity
-
settled share-based payment arrangement including 4,534 ordinary shares which were issued during the year ended December 31, 2021. Management Board members participate in our ESOP program (see Note 16).

F-
66

During the year ended December 31, 2022,
5,152,410
 option rights granted to our Management Board under the ESOP 2018 program vested and became exercisable (option rights allocated to Ryan Richardson and Özlem Türeci had already vested in 2019 but continued to be subject to performance and waiting requirements; Jens Holstein did not participate in the ESOP 2018 program as he had not joined our company at the time it was allocated). Of such vested option rights,
4,921,630
 options were exercised during the year ended December 31, 2022 by paying the option exercise price of €
19.78
 weighted over the Management Board members (for all Management Board members, apart from Ryan Richardson who was not a Management Board member at the time the option rights were allocated, exercise prices
are subject the effective exercise price cap and the maximum cap mechanism as described in Note 16.5). As of December 31, 2022, Sean Marett still holds
230,780
 option rights which can only be exercised during the exercise windows as defined by our ESOP and if certain performance conditions are fulfilled as of the date the relevant option rights are exercised. The average closing price of an American Depositary Share of BioNTech on Nasdaq weighted over the Management Board’s settlement dates converted from USD to Euro using the exchange rate published by the German Central Bank (Deutsche Bundesbank) on the same days was €
160.65.
Key Management Personnel Transactions
A number of key management personnel, or their related parties, hold positions in other companies that result in them having control or significant influence over these companies. A number of these companies have entered into transactions with us during the year
.
We purchased various goods and services from Translationale Onkologie an der Universitätsmedizin der Johannes Gutenberg-Universität Mainz gemeinnützige GmbH, or TRON.
The aggregate value of transactions related to key management personnel w as
as follows for the periods indicated:

	Years ended December 31,
(in millions)	2022	2021	2020
Purchases of various goods and services from TRON (1)	€—	€—	€10.1

Total	€—	€—	€10.1

(1)
We purchased various goods and services from TRON, an institute where Prof. Ugur Sahin, M.D., served as Managing Director. TRON is no longer considered to be a related party for the years ended December 31, 2022, and 2021, as the criteria for such classification are no longer fulfilled.

20.3	Related Party Transactions
The total amount of transactions with ATHOS KG or entities controlled by it was as follows for the periods indicated:

	Years ended December 31,
(in millions)	2022	2021	2020
Purchases of various goods and services from entities controlled by ATHOS KG	€0.3	€0.9	€2.3
Purchases of property and other assets from entities controlled by ATHOS KG	62.5	—	2.3

Total	€62.8	€0.9	€4.6

On December 22, 2022, we entered into a purchase agreement with Santo Service GmbH, pursuant to which we acquired the real estate property An der Goldgrube 12 and the existing laboratory and office building including any movable assets for a total consideration of €
62.5
 million. The purchase price was paid during the year ended December 31, 2022. Santo Service GmbH is wholly owned by AT Impf GmbH, that is controlled by ATHOS KG.

F-
67

The outstanding balances of transactions with ATHOS KG or entities controlled by them were as follows as of
the periods indicated:

(in millions)	December 31, 2022	December 31, 2021
ATHOS KG	€—	€0.3

Total	€—	€0.3

None of the balances are secured and no bad debt expense has been recognized in respect of amounts owed by related parties.

21	Events After the Reporting Period
Acquisition of InstaDeep Ltd.
On January 10, 2023, we and InstaDeep Ltd., or InstaDeep, a leading global technology company in the field of artificial intelligence (“AI”) and machine learning (“ML”), announced that we have entered a share purchase agreement, or SPA, under which we will acquire 100% of the remaining shares in InstaDeep, excluding the shares already owned by us (see Note 12.2). InstaDeep will operate as our
UK-based
global subsidiary and will continue to provide its services to clients around the world in diverse industries, including in the Technology, Transport & Logistics, Industrial
and Financial Services sectors. Additionally, the acquisition is planned to enable the creation of a fully integrated, enterprise-wide capability that leverages AI and machine learning technologies across our therapeutic platforms and operations.
The completion of the acquisition is conditional on the satisfaction of several customary closing conditions and regulatory approvals as defined in the SPA. The acquisition of InstaDeep is expected to close in the first half of 2023 and will be accounted for as a business combination using the acquisition method of accounting.
The transaction includes a total upfront consideration of approximately £362 million (€413.4 million) in cash and our shares to acquire 100% of the remaining InstaDeep shares. Therefore, the final upfront consideration at the
closing date will depend e.g.
,
on the final proportion of cash payments and shares and on the development of our share price. In addition, InstaDeep shareholders will be eligible to receive additional performance-based future milestone payments up to approximately £200 million (€228.4 million, both amounts in
B
ritish pound translated into Euro, using the foreign exchange rate as published by the German Central Bank (
Deutsche Bundesbank
) as of March 2
0
, 202
3
).
Strategic collaboration with OncoC4, Inc.
On March 20, 2023, we and OncoC4, Inc., or OncoC4, a clinical-stage biopharmaceutical company dedicated to the discovery and development of novel biologicals for cancer treatment, announced a strategic collaboration to co-develop and commercialize novel checkpoint antibody for the treatment of cancer. Under the terms of the agreement, we receive an exclusive worldwide license for development and commercialization of OncoC4’s anti-CTLA-4 monoclonal antibody candidate, ONC-392. OncoC4 will receive a $200 million (€186.6 million, the amount in U.S. dollar is translated into Euro using the foreign exchange rate as published by the German Central Bank (Deutsche Bundesbank) as of March 20, 2023) upfront payment and is eligible to receive development, regulatory and commercial milestone payments as well as tiered royalties. Together with OncoC4 we will jointly develop ONC-392 as monotherapy and in combination therapy with anti-PD1 in various solid tumor indications and will equally share development costs for such studies. We additionally plan to combine ONC-392 with our proprietary oncology product candidates. The transaction is expected to be closed in the first half of 2023, subject to customary closing conditions and regulatory clearances.
Second Tranche Share Repurchase Program

Between January 1, and up until March 17, 2023, the date when the trading plan for the second tranche of our share repurchase program expired, the following repurchases under the program have occurred:
Second Tranche ($0.5 billion)

Period	Number of ADSs purchased	Average price paid per ADS		Total number of ADSs purchased	Approximate value of ADSs that may yet be purchased (in millions)
December 2022 (1)	—	$	— (€—)	—	$500.0 (€500.0)
January 2023	618,355		$142.26 (€131.12)	618,355	$412.0 (€418.9)
February 2023	857,620		$138.05 (€129.06)	1,475,975	$293.6 (€308.2)
March 2023 (2)	745,196		$128.49 (€121.08)	2,221,171	$197.9 (€218.0)

Total	2,221,171

(1)	Beginning December 7, 2022.
(2)	Ending March 17, 2023.

F-68