Form 20-F
period 2023-12-31
BioNTech SE
filed 2024-03-20
CIK 1776985

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
Ordinary shares, no par value, with a notional amount attributable to each share of €1 outstanding up until March 13, 2024, the most recent practicable date, no par value: 237,725,735
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒   No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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
Our trademark portfolio includes, but is not limited to, Comirnaty, BioNTainer, FixVac, RiboCytokine, RiboMab, Recon and Neo-Stim, including logo versions of some of these trademarks. Brand names appearing in italics throughout this report are trademarks owned by BioNTech. All other trademarks are the property of their respective owners.

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
These forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause our actual results of operations, financial condition, liquidity, performance, prospects, opportunities, achievements or industry results, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or suggested by, these forward-looking statements. These forward-looking statements are based on assumptions regarding our present and future business strategies and the environment in which we expect to operate in the future. Important factors that could cause those differences include, but are not limited to:
•the extent to which COVID-19 vaccines continue to be necessary in the future and any effects of reduced demand for our COVID-19 vaccine, including the write-down of inventory and costs relating to contract manufacturing production capacities that become redundant or unutilized;
•our expected revenues and net profit related to sales of our COVID-19 vaccine (also referred to as Comirnaty in the United States and in the European Union to the extent authorized for use), respectively, in territories controlled by our collaboration partners, particularly for those figures that are derived from preliminary estimates provided by our partners;
•our pricing and coverage negotiations for our COVID-19 vaccine with governmental authorities, private health insurers and other third-party payors after our initial sales to national governments;
•competition from other COVID-19 vaccines or related to our other product candidates, including those with different mechanisms of action and different manufacturing and distribution constraints, on the basis of, among other things, efficacy, cost, convenience of storage and distribution, breadth of approved use, safety, side-effect profile and durability of immune response;
•the timing and ability of us and our collaborators to obtain regulatory approval for our COVID-19 vaccine and our product candidates, and to commercialize our approved and investigational product candidates, if approved;
•the pricing and reimbursement of our COVID-19 vaccine and our product candidates, if approved;
•the rate and degree of market acceptance of our COVID-19 vaccine and our product candidates, if approved;
•the initiation, timing, progress, results, and cost of our research and development programs and our current and future preclinical studies and clinical trials, including statements regarding: the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available, and our research and development programs;
•our ability to identify research opportunities and discover and develop product candidates;
•the ability and willingness of our third-party collaborators to continue research and development activities relating to our product candidates;
•our expectations regarding the size of the patient populations for our product candidates, if approved for commercial use;
•the impact of COVID-19 on our development programs, supply chain, collaborators and financial performance;
•unforeseen safety issues and claims for personal injury or death arising from the use of our COVID-19 vaccine and other products and product candidates developed or manufactured by us;
•our estimates of our expenses, future revenue and capital requirements and our needs for or ability to obtain additional financing;
•our ability to identify, recruit and retain key personnel;

•our and our collaborators’ ability to protect and enforce our intellectual property protection for our proprietary and collaborative product candidates, our ability to protect and defend against potential claims of others' intellectual property, and the scope of such protection;
•the development of and projections relating to our competitors or our industry;
•the amount of and our ability to use net operating losses and research and development credits to offset future taxable income;
•our ability, and that of our collaboration partners, as applicable, to manage development and expansion;
•regulatory developments in the United States and foreign countries;
•our ability to effectively scale our production capabilities and manufacture our products, including our COVID-19 vaccine, and our product candidates;
•our expectations with respect to the timing and amount of any dividends and any potential repurchases of our outstanding ADSs;
•our expectations regarding the timing of customer payments for delivered COVID-19 vaccine;
•our ability to implement, maintain and improve effective internal controls; and
•other factors not known to us at this time.
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
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
Our business is subject to various risks, including those described below. You should consider carefully the risks and uncertainties described below and in our future filings. If any such risks are realized, our business, financial condition, results of operations and prospects could be materially and adversely affected. Additionally, risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition, results of operations and/or prospects.
Risk Factor Summary
•Demand for our COVID-19 vaccine, though difficult to predict, is expected to continue to decrease in the near future. Changing market dynamics will impact our revenue, which currently depends heavily on sales of our COVID-19 vaccine, and result in challenges relating to production of our COVID-19 vaccine.
•Our reported commercial revenue is partially based on preliminary estimates of COVID-19 vaccine sales and costs from Pfizer Inc., or Pfizer, that are likely to change in future periods, which may impact our reported financial results.
•We may be unsuccessful in adapting our COVID-19 vaccine or developing future versions of our COVID-19 vaccine to protect against variants of the SARS-CoV-2 virus and, even if we are successful, a market for vaccines against these variants may not develop.
•Significant adverse events may occur during our clinical trials or even after receiving regulatory approval, which could delay or terminate clinical trials, delay or prevent regulatory approval or market acceptance of any of our product candidates. Since commercialization, we have received, and expect to continue to receive, product liability claims related to our COVID-19 vaccine.
•If we are unable to continue to increase our marketing and sales capabilities on our own or through third parties, we may not be able to market and sell our product candidates effectively in the United States and other jurisdictions, if approved, or generate product sales revenue.
•Other companies or organizations may challenge our intellectual property rights or may assert intellectual property rights that prevent us from developing and commercializing our COVID-19 vaccine or our product candidates and other technologies, or that negatively affect our results of operations.
•Even if we obtain regulatory approval for our product candidates, the products may not gain the market acceptance among physicians, patients, hospitals, treatment centers and others in the medical community necessary for commercial success.

•Our operating results may fluctuate significantly, which makes our future operating results difficult to predict. If our operating results fall below expectations, the price of the ADSs representing our shares could decline.
•If we identify material weaknesses in our internal control over financial reporting and fail to remediate such material weaknesses, we may not be able to report our financial results accurately or to prevent fraud.
•As a “foreign private issuer,” we are exempt from a number of rules under U.S. securities laws, as well as Nasdaq rules, and we are permitted to file less information with the SEC than U.S. companies. This may limit the information available to holders of the ADSs and may make our ordinary shares and the ADSs less attractive to investors.
•Clinical development involves a lengthy and expensive process with an uncertain outcome, and delays can occur for a variety of reasons outside of our control. Clinical trials of our product candidates may be delayed, and certain programs may never advance in the clinic or may be more costly to conduct than we anticipate, any of which can affect our ability to fund our company and would have a material adverse impact on our business.
•mRNA drug development has substantial clinical development and regulatory risks due to limited regulatory experience with mRNA immunotherapies.
•Our approved product and product candidates are based on novel technologies and they may be complex and difficult to manufacture. We may encounter difficulties in manufacturing, product release, shelf life, testing, storage, supply chain management or shipping. If we or any of the third-party manufacturers we work with encounter such difficulties, our ability to supply materials for clinical trials or any approved product could be delayed or stopped.
•If our efforts to obtain, maintain, protect, defend and/or enforce the intellectual property related to our COVID-19 vaccine or our product candidates and technologies are not adequate, we may not be able to compete effectively in our market.
•We have experienced and may continue to experience significant volatility in the market price of the ADSs representing our ordinary shares.
•Our principal shareholders and management own a significant percentage of our ordinary shares and will be able to exert significant control over matters subject to shareholder approval.
Risks Related to our COVID-19 Vaccine and the Commercialization of our Pipeline
Demand for our COVID-19 vaccine, though difficult to predict, is expected to continue to decrease in the near future. Changing market dynamics will impact our revenue, which currently depends heavily on sales of our COVID-19 vaccine, and result in challenges relating to production of our COVID-19 vaccine.
Prior to the commercialization of our COVID-19 vaccine, we had not sold or marketed any products in our pipeline. As a result, a majority of our total revenues to date are attributable to sales of our COVID-19 vaccine. However, we have experienced and we expect to continue to experience increasing reductions in demand for COVID-19 vaccination generally, including for our vaccine, as the virus becomes endemic and as a growing proportion of the population becomes vaccinated. We expect that future revenues from sales of our COVID-19 vaccine will decrease as demand for vaccination wanes. Such revenues will depend on numerous factors, including:
•the extent to which a COVID-19 vaccine, including any booster shot, continues to be necessary as COVID-19 becomes an endemic virus;
•competition from other COVID-19 vaccines, including those with different mechanisms of action and different manufacturing and distribution constraints, on the basis of, among other things, efficacy, cost, convenience of storage and distribution, breadth of approved use, side-effect profile and durability of immune response;
•our ability to successfully and timely develop effective vaccines targeting new variants and mutations of COVID-19;
•our ability to receive full regulatory approvals where we currently have emergency use authorizations or equivalents;
•our ability to expand our geographic customer base;

•our pricing and reimbursement negotiations with governmental authorities, private health insurers and other third-party payors after our initial sales to national governments, including the transition towards ordinary-course insurance coverage in the public and private sectors;
•the ability of countries and jurisdictions to store and distribute doses of our COVID-19 vaccine to end users at cold temperatures;
•the safety profile of our COVID-19 vaccine, including if previously unknown undesirable effects or increased incidence or severity of known undesirable effects are identified with our COVID-19 vaccine;
•intellectual property litigation involving our COVID-19 vaccine and COVID-19 vaccines in general; and
•our manufacturing and distribution capabilities for our COVID-19 vaccine.
We cannot accurately predict the revenues our COVID-19 vaccine will generate in future periods or for how long our COVID-19 vaccine will continue to generate material revenues, and we cannot ensure it will maintain its competitive position. Uncertainty in the demand for our COVID-19 vaccine and difficulties in targeting appropriate supply of our COVID-19 vaccines have in the past resulted, and may in the future result, in significant inventory write-downs and cancellations of contract manufacturing orders. Our business and financial condition could be materially affected by lowered COVID-19 vaccine revenues resulting from any of the above factors, or by production and supply chain difficulties. In addition, if our revenues or market share of, or other financial metrics relating to, our COVID-19 vaccine do not meet the expectations of investors or securities analysts, the market price of the ADSs representing our ordinary shares may decline.
Our reported commercial revenue is based on preliminary estimates of COVID-19 vaccine sales and costs from Pfizer that are likely to change in future periods, which may impact our reported financial results.
Our reported commercial revenue is based on preliminary estimates from Pfizer, and other assumptions and judgments that we have made, which may be subject to significant uncertainties. Our commercial revenue includes preliminary estimates in part due to a difference in Pfizer’s financial quarter for subsidiaries outside the United States, which consequently creates an additional time lag between the recognition of revenues and the receipt of payment. Although our revenue recognition policy is based on facts and circumstances known to us and various other assumptions that we believe to be reasonable under the circumstances, our actual results may deviate from such reported revenue.
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
Pfizer has historically provided us with profit figures for our COVID-19 vaccine sales in the United States using standard U.S. transfer prices and manufacturing and shipping cost variances (as far as those have been identified) that could be subject to adjustment (e.g., due to changes in manufacturing costs or the price of our COVID-19 vaccine). Pfizer has also provided estimated profits for COVID-19 vaccine sales outside of the United States that were preliminary in nature for the last month of a quarter, as Pfizer’s subsidiaries outside of the United States have a different reporting cycle than ours. These estimated figures have changed, and in the future such estimated figures are likely to change, as we receive final data from Pfizer for the applicable period in accordance with the reporting cycle of Pfizer’s ex-U.S. subsidiaries and as actual costs become known. Further, to the extent that Pfizer does not provide such preliminary information in the future, our provisional sales figures for territories outside of the United States will be subject to an even greater level of estimate and judgment. Any changes to the preliminary data we report herein may have an impact on our reported revenues and expenses, profitability or financial position.
We may be unsuccessful in adapting our COVID-19 vaccine or developing future versions of our COVID-19 vaccine to protect against variants of the SARS-CoV-2 virus, and even if we are successful, a market for vaccines against these variants may not develop and our ability to continue to generate income from sales of our COVID-19 vaccine is uncertain.

The COVID-19 disease itself is unpredictable and each variant comes with varying levels of transmissibility and severity. Consequently, the burden of the disease may wane or dissipate such that our and other COVID-19 vaccines may be less essential from individual and public health perspectives.
Our COVID-19 vaccine was initially developed based upon the genetic sequence of the original SARS-CoV-2 virus that was first detected. The SARS-CoV-2 virus continues to evolve, and new strains of the virus or those that are already in circulation may prove more transmissible or cause more severe forms of COVID-19 disease than the predominant strains observed to date. Our vaccine may not be as effective in protecting against existing and future variant strains of the SARS-CoV-2 virus as it is against the original virus. While we continue to monitor emerging SARS-CoV-2 strains, undertake investigations into the immunogenicity of our COVID-19 vaccine against new variants as they emerge and develop modified versions of our COVID-19 vaccine against new variants, these efforts may be unsuccessful, and failure to timely and successfully adapt our vaccine to variants of the SARS-CoV-2 virus could lead to significant reputational harm and adversely affect our financial results. It is also possible that we may expend significant resources adapting our COVID-19 vaccine to protect against certain variants of the SARS-CoV-2 virus, but that a market for adapted vaccines does not develop for one or more variants or that demand does not align with our projections or cost expenditures. Moreover, even if we are successful in developing an adapted vaccine and there is a market for the new vaccine, new variants continue to emerge and any adapted vaccine may not be as effective in protecting against such future variant strains.
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
If we or our collaborators fail to comply with applicable continuing regulatory requirements, including good industry practices, such as good manufacturing practices (GMP), we or our collaborators may be subject to fines, suspension or withdrawal of regulatory approvals for specific drugs, product recalls and seizures, operating restrictions and/or criminal prosecutions. We and the manufacturers we engage to make our products and the manufacturing facilities in which our products are made are subject to periodic review and inspection by the U.S. Food and Drug Administration, or the FDA, and other regulatory authorities. If problems are identified during a review or inspection, we or our collaborators may be the subject of adverse regulatory action, including the issuance of untitled or warning letters, which could result in our inability to use the facility to make our product or a determination that inventories are not safe for commercial sale. Any of these factors could adversely affect our business prospects and our financial position could be materially harmed.
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
Moreover, increasing efforts by governmental and third-party payors, in the United States and abroad, to cap or reduce healthcare costs may cause such organizations to limit both coverage and level of reimbursement for new products approved and, as a result, they may not cover or provide adequate payment for our product candidates. The Inflation Reduction Act, or IRA, enacted in August 2022 allows the U.S. Department of Health and Human Services, or HHS, to negotiate the price of certain drugs and biologics that CMS reimburses under Medicare Part B and Part D. The IRA’s negotiation program will apply to high-expenditure single-source drugs that have been approved for at least 7 years (11 years for biologics), among other negotiation selection criteria. The negotiated prices, which will become effective in 2026 for the first round of selected drugs, will be capped at a statutorily-determined ceiling price. The IRA also penalizes drug manufacturers that increase prices of Medicare Part B and Part D drugs at a rate greater than the rate of inflation. In addition, the law eliminates the “donut hole” under Medicare Part D beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and requiring manufacturers to subsidize, through a newly established manufacturer discount program, once the out-of-pocket maximum has been reached. The IRA permits the Secretary of HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. Manufacturers that fail to comply with the IRA may be subject to various penalties, including civil monetary penalties. These IRA provisions will take effect progressively starting in 2023, although the drug negotiation provisions of the IRA are currently the subject of legal challenges. The effects of the IRA on our business and the healthcare industry in general are not yet known. These laws and regulations may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for any of our products for which we may obtain regulatory approval or the frequency with which any such product is prescribed or used. At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access, and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importing from other countries and bulk purchasing.
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
Government policies, including relating to manufacturing or export controls, and negative public perception regarding vaccines and mRNA-based therapeutics could severely and adversely impact the manufacturing and sales of our COVID-19 vaccine and other product candidates we may develop, if approved.
There is a heightened risk that vaccines could be subject to export controls, adverse emergency actions or supply requirements by governmental and other authorities. In the past, the European Union and other regions have imposed, or threatened to impose, export controls that would limit or block the delivery of COVID-19 vaccines manufactured in or outside their territories in instances where manufacturers have been delayed or have not fully satisfied their delivery obligations to such governments, which could have prohibited us from delivering our COVID-19 vaccine to other jurisdictions. Vaccines are also at risk of being subject to adverse emergency actions taken by governmental entities in certain countries, including intellectual property expropriation, compulsory licenses, strict price controls or other actions, such as the requirement that specific quantities of vaccine doses be set aside for designated purposes or geographic areas.
Furthermore, public sentiment regarding commercialization of vaccines, the safety and efficacy of our COVID-19 vaccine, other COVID-19 vaccines and treatments, and other public perceptions and misinformation relating to COVID-19, mRNA technology, and our and other COVID-19 vaccines may limit our ability to generate income from sales of our COVID-19 vaccine and other product candidates we may develop and sell, and cause reputational damage.
We face significant competition with other makers of COVID-19 vaccines and may be unable to maintain a competitive market share for our COVID-19 vaccine.
A large number of vaccine manufacturers, academic institutions and other organizations currently have programs to develop COVID-19 vaccine candidates and more than thirty other vaccines have been authorized for emergency use or approved in various countries, including vaccines developed by Moderna, Inc., Johnson & Johnson and University of Oxford/AstraZeneca plc. Our competitors pursuing vaccine candidates may have greater financial, product candidate development, manufacturing and marketing resources than we do. Larger pharmaceutical and biotechnology companies have extensive experience in clinical testing and obtaining regulatory approval for their products, and may have the resources to invest heavily to accelerate discovery and development of their vaccine candidates.
Our efforts to continue successful commercialization of our COVID-19 vaccine may fail if competitors develop and commercialize COVID-19 vaccines that are safer, more effective, produce longer immunity against COVID-19, require fewer administrations, have fewer or less severe undesirable effects, have broader market acceptance, are more convenient to administer or distribute or are less expensive than any vaccine candidate that we have developed or we may develop.
We may not be able to demonstrate sufficient efficacy or safety of our COVID-19 vaccine to obtain permanent regulatory approval in jurisdictions where it has been authorized for emergency use or granted conditional marketing approval.
Our COVID-19 vaccine has been granted full U.S. FDA approval for individuals 12 years and older, emergency or limited use authorization in a number of countries and in the United States for individuals 6 months to 12 years of age and approval for use in certain other countries. Our COVID-19 vaccine has not yet received full approval by regulatory authorities in certain countries where it has been authorized for emergency or temporary use. We and Pfizer intend to continue to observe our COVID-19 vaccine, including vaccine candidates that we may develop for other variants of

COVID-19, in global clinical trials. It is possible that subsequent data from these clinical trials may not be as favorable as data we submitted to regulatory authorities to support our applications for emergency use authorization or marketing or conditional marketing approval or that concerns about the safety of our COVID-19 vaccine will arise from the widespread use of our COVID-19 vaccine outside of clinical trials. Our COVID-19 vaccine may not receive approval outside of the emergency use setting in the countries where it is not currently approved, which could adversely affect our business prospects.
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
We are developing other product candidates and services in an environment of rapid technological and scientific change, and our failure to effectively compete would prevent us from achieving significant market penetration. Most of our competitors have significantly greater resources than we do and we may not be able to compete successfully.
The pharmaceutical market is intensely competitive and rapidly changing. Many large pharmaceutical and biotechnology companies, academic institutions, governmental agencies, and other public and private research organizations are pursuing the development of novel drugs for the same diseases that we are targeting or expect to target. Many of our competitors have:
•greater financial, technical and human resources than we have at every stage of the discovery, development, manufacture and commercialization of products;
•more extensive experience in preclinical testing, conducting clinical trials, obtaining regulatory approvals and manufacturing, marketing and selling drug products;
•product candidates that are based on previously tested or accepted technologies;
•products that have been approved or are in late stages of development; and
•collaborative arrangements in our target markets with leading companies and research institutions.
We will continue to face intense competition from products that have already been approved and accepted by the medical community for the treatment of the conditions for which we may develop products in the future. We also expect to face competition from new products that enter the market. There are a number of products currently under development, which may become commercially available in the future, for the treatment of conditions for which we are trying, or may in the future try, to develop drugs. These drugs may be more effective, safer, less expensive, or marketed and sold more effectively than any products we develop.
We anticipate competing with the largest pharmaceutical companies in the world, many of which are currently conducting research in the fields of infectious diseases, immuno-oncology, rare genetic diseases and cancer immunotherapies. Some of these companies have greater financial and human resources than we currently have. In addition to these large pharmaceutical companies, we may directly compete with fully-integrated biopharmaceutical companies and other immunotherapy-focused oncology companies, as well as a number of companies focused on immunotherapies or shared tumor antigen and neoantigen therapeutics, some of which have entered into collaboration and funding agreements with larger pharmaceutical or biotechnology companies.
If we successfully develop other product candidates, and obtain approval for them, we will face competition based on many different factors, including:

•the safety and effectiveness of our products relative to alternative therapies, if any;
•the ease with which our products can be administered and the extent to which patients accept relatively new routes of administration;
•the timing and scope of regulatory approvals for these products;
•the availability and cost of manufacturing, marketing and sales capabilities;
•the price of any approved immunotherapy;
•reimbursement coverage; and
•intellectual property position.
Following our acquisition of InstaDeep Ltd., we also face competition in the rapidly growing and developing artificial intelligence industry. Our competitors may develop or commercialize products and services with significant advantages over any products we develop based on any of the factors listed above or on other factors. In addition, our competitors may develop collaborations with or receive funding from larger pharmaceutical, biotechnology or technology companies, providing them with an advantage over us. Our competitors therefore may be more successful in commercializing their products and services than we are, which could adversely affect our competitive position and business. Competitive products and services may make any products and services we develop obsolete or non-competitive before we can recover the expenses of developing and commercializing such products, if approved, and services.
The market opportunities for some of our product candidates may be small due to the rarity of the disease, or limited to those patients who are ineligible for or have failed prior treatments. As the target patient populations for some of our programs are small, we may be unable to achieve or maintain profitability in future periods without obtaining regulatory approval for additional indications.
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
Our projections of the number of people who have or will have the diseases we may be targeting may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of these diseases. The number of trial participants may turn out to be lower than expected. Additionally, the potentially addressable patient population for our product candidates may be limited or may not be amenable to treatment with our product candidates. Even if we obtain significant market share for our products, if approved, because the potential target populations may be small, we may be unable to achieve or maintain profitability in future periods without obtaining regulatory approval for additional indications.
If we are unable to continue to increase our marketing and sales capabilities on our own or through third parties, we may not be able to market and sell our product candidates effectively in the United States and other jurisdictions, if approved, or generate sufficient product sales revenue.
We have only relatively recently developed our sales, distribution or marketing capabilities in Germany and Türkiye, and, other than for our COVID-19 vaccine, we have not historically designed our preclinical studies and clinical trials with specific commercialization or marketing considerations in mind. In addition, with respect to our COVID-19 vaccine, we rely heavily on the sales, distribution, and marketing capabilities of our partners, except in Germany and Türkiye. To successfully commercialize any other products that may result from our development programs, several of which are undergoing pivotal clinical trials, we will need to continue developing sales and marketing capabilities in the United States, Europe and other regions, either on our own or with others. We may enter into collaborations with other entities to utilize their mature marketing and distribution capabilities, but we may be unable to enter into marketing agreements on favorable terms, if at all. If our current and future collaborators do not commit sufficient resources to further commercialize our COVID-19 vaccine and our future products, if any, and we are unable to develop the necessary marketing capabilities on our own, we may be unable to generate sufficient product sales revenue to sustain our business. We compete with many companies that currently have extensive and well-funded marketing and sales operations. Without continuing to grow our internal team or obtaining the support of third parties to perform marketing and sales functions, we may be unable to compete successfully against these more established companies.

Our ability to achieve or maintain profitability in future periods depends in part on our and our collaborators’ ability to penetrate global markets, where we would be subject to additional regulatory burdens and other risks and uncertainties associated with international operations that could materially adversely affect our business.
Our ability to achieve or maintain profitability in future periods will depend in part on our ability and the ability of our collaborators to commercialize any products that we or our collaborators may develop in markets throughout the world. Commercialization of products in various markets could subject us to risks and uncertainties, including:
•obtaining, on a country-by-country basis, the applicable marketing authorization from the competent regulatory authority;
•the burden of complying with complex and changing regulatory, tax, accounting, labor and other legal requirements in each jurisdiction that we or our collaborators pursue;
•reduced protection for intellectual property rights;
•differing medical practices and customs affecting acceptance in the marketplace;
•import or export licensing requirements;
•governmental controls, trade restrictions or changes in tariffs;
•economic weakness, including inflation, or political instability, particularly in non-U.S. economies and markets;
•production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad;
•longer accounts receivable collection times;
•longer lead times for shipping;
•language barriers;
•foreign currency exchange rate fluctuations;
•the impact of epidemics, pandemics and other public health developments, such as COVID-19, on employees and the global economy;
•reimbursement, pricing and insurance regimes; and
•the interpretation of contractual provisions governed by local laws in the event of a contract dispute.
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
Any product that we bring to the market may not gain market acceptance by physicians, trial participants, third-party payors, and others in the medical community. Additionally, ethical, social and legal concerns about research involving mRNA could result in additional regulations restricting or prohibiting the products and processes we may use. If these products do not achieve an adequate level of acceptance, we may not generate significant product sales revenue and may not be able to achieve or maintain profitability in future periods. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including:
•the potential efficacy and potential advantages over alternative treatments;
•the ability to offer our products, if approved, at competitive prices;
•the prevalence and severity of any undesirable effects, including any limitations or warnings contained in a product’s approved labeling;

•the prevalence and severity of any undesirable effects resulting from checkpoint inhibitors or other drugs or therapies with which our products are administered;
•the relative convenience and ease of transportation, storage and administration;
•any restrictions on the use of our products, if approved, together with other medications;
•the willingness of the target patient population to try new therapies, such as mRNA vaccines and therapies, and of physicians to prescribe these therapies;
•the strength of marketing and distribution support and timing of market introduction of competitive products;
•publicity concerning our products or competing products and treatments; and
•sufficient third-party insurance coverage or reimbursement, and patients’ willingness to pay out-of-pocket in the absence of third-party coverage or adequate reimbursement.
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
In addition, for our products that are approved for marketing, we and/or our collaborator are subject to significant regulatory obligations regarding the submission of safety and other post-marketing information and reports for such product, and will need to continue to comply (or ensure that our third-party providers comply) with current good manufacturing practices, or GMP, and current good clinical practices, or GCP, for any clinical trials that we or a collaborator conduct post-approval. In addition, there is always the risk that we or a collaborator or regulatory authority might identify previously unknown problems with a product post-approval, such as adverse events of unanticipated severity or frequency. Compliance with these requirements is costly, and any such failure to comply or other issues with our product candidates identified post-approval could have a material adverse impact on our business, financial condition and results of operations.
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
Third-party payors decide which drugs and treatments they will cover and the amount of reimbursement. Reimbursement by a third-party payor may depend upon a number of factors, including, but not limited to, the third-party payor’s determination that use of a product is:
•a covered benefit under its health plan;
•safe, effective and medically necessary;
•appropriate for the specific patient;
•cost-effective; and
•neither experimental nor investigational.
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
In August 2022, the U.S. Inflation Reduction Act, or the IRA, was enacted, which sets forth meaningful changes to drug product reimbursement by Medicare. The IRA is anticipated to have significant effects on the pharmaceutical industry and may reduce the prices we can charge and reimbursement we can receive for our products in the United States, among other effects. Any reduction in reimbursement from Medicare resulting from the IRA or other legislative or policy changes, or from other government programs may result in a similar reduction in payments from private payers. We cannot be sure whether additional legislative changes will be enacted, or the effect of forthcoming guidance implementing the IRA, or what the impact of such changes on our products and product candidates may be.
The delivery of healthcare in the European Union, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than European Union, law and policy. National governments and health service providers have different priorities and approaches to the delivery of healthcare and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most EU member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing European Union and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities, and affect our ability to commercialize any products for which we obtain marketing approval.
We expect that additional healthcare reform measures or proposals will be adopted in the future, any of which could limit the amounts that governments will pay for healthcare products and services, which could result in reduced demand for our products and product candidates or additional pricing pressures. In the event that the pricing structures for healthcare products, such as the product candidates we are developing, change materially and limit payments for such product candidates, our business will be adversely impacted as our products may no longer be commercially viable based on their expected net present value; we may have invested significant resources in product candidates that cannot be commercially developed; or we may determine that assets that have reached an early phase of development cannot or will not be taken into further development, notwithstanding their clinical viability. In addition, development assets or clinical programs that are part of our collaborations may no longer be deemed commercially viable to pursue based on our collaborators’ assessments of the impact of any proposed, announced, or legislated pricing reforms.
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
Drug marketing and reimbursement regulations in the European Union and elsewhere may materially affect our ability to market and receive coverage for our products in the member states of the European Union and elsewhere.
Our COVID-19 vaccine is currently approved in the United States, the European Union, and other jurisdictions, and we intend to seek approval to market other product candidates in the United States, the European Union and other selected jurisdictions. If we obtain approval for our products or product candidates in a particular jurisdiction, we will be subject to rules and regulations in that jurisdiction. In some countries, particularly those in the European Union, the pricing of biologics is subject to governmental control and other market regulations that could put pressure on the pricing and usage of our products or product candidates. In these countries, pricing negotiations with governmental authorities can take considerable time after obtaining marketing approval of a product candidate. In addition, market acceptance and sales of our product candidates will depend significantly on the availability of adequate coverage and reimbursement from third-party payors for our product candidates and may be affected by existing and future healthcare reform measures.
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

Risks Related to our Financial Condition and Capital Requirements
Long-term sustainable profitability is difficult to achieve and maintain over time and is highly dependent on various factors.
Our ability to continue to generate revenue and achieve and maintain long-term sustainable profitability depends on our ability, alone or with collaborators, to successfully complete the development of, and obtain the regulatory approvals necessary to commercialize, our product candidates. Although we generate revenue from sales of our COVID-19 vaccine and additional limited revenue from other transactions, we expect that future revenues from sales of our COVID-19 vaccine will decrease as demand for vaccination wanes. The amount of long-term revenue from such sales, including the sales of our COVID-19 vaccine, is uncertain at this time. Our ability to generate future revenues from pharmaceutical product sales and sales of our other products and services depends heavily on our success in:
•completing research and preclinical and clinical development of our product candidates;
•seeking and obtaining U.S. and non-U.S. marketing approvals for product candidates for which we complete clinical trials;
•seeking and obtaining market access and favorable pricing terms in the United States, the European Union, and other key geographies;
•furthering the development of our own manufacturing capabilities and manufacturing relationships with third parties in order to provide adequate (in amount and quality) products and services to support clinical development and the market demand for our approved products and product candidates, if approved;
•obtaining market acceptance of our approved products and product candidates as a treatment option;
•launching and commercializing products for which we obtain marketing approval and reimbursement, either through collaborations or, if launched independently, by establishing a sales force, marketing and distribution infrastructure;
•addressing any competing technological and market developments, in particular, declining demand for any of our approved products;
•implementing additional internal systems and infrastructure;
•negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter;
•managing our expenses;
•maintaining, defending, protecting, enforcing and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how; and
•attracting, hiring and retaining qualified personnel.
Additionally, we have incurred significant costs associated with the commercialization of our COVID-19 vaccine. Our expenses could increase beyond our expectations if we are required by the FDA, the European Medicines Agency, or EMA, or other regulatory agencies to perform clinical and other trials or make changes to our manufacturing or quality systems in addition to those that we currently anticipate. Accordingly, such costs could adversely affect our future ability to achieve and maintain profitability.
Our operating results may fluctuate significantly, which makes our future operating results difficult to predict. If our operating results fall below expectations, the price of the ADSs representing our ordinary shares could decline.
Our financial condition and operating results have varied in the past and will continue to fluctuate from one financial period to the next due to a variety of factors, many of which are beyond our control.
Factors relating to our business that may contribute to these fluctuations include the following, as well as other factors described elsewhere in this report:
•the size and timing of orders for our COVID-19 vaccine;

•delays or failures in advancement of existing or future product candidates into the clinic or in clinical trials;
•the occurrence of adverse events during our clinical trials or post marketing authorization;
•our ability to develop and manufacture our product candidates and commercialize and manufacture our COVID-19 vaccine at commercial scale;
•our ability to manage our growth and spending;
•our ability to execute our corporate objectives;
•the outcomes of research programs, clinical trials, or other product development or approval processes conducted by us and our collaborators;
•the ability of our collaborators to develop and successfully commercialize products developed from our suite of therapeutic classes;
•our relationships, and any associated exclusivity terms, with collaborators;
•our contractual or other obligations to provide resources to fund our product candidates, and to provide resources to our collaborators or to the collaborations themselves, including take-or-pay or similar obligations;
•the extent to which we repurchase outstanding ADSs under any share repurchase plans we may enter in the future;
•risks associated with the international aspects of our business outside Germany, including the conduct of clinical trials in multiple locations and potential commercialization in such locations;
•our ability to minimize and manage product recalls or inventory losses caused by unforeseen events, cold chain interruption, testing difficulties or decreased demand, and our ability to write down certain inventory;
•our ability to report our financial results accurately and in a timely manner;
•our dependence on, and the need to attract and retain, key management and other personnel;
•our ability to obtain, protect, maintain, defend and enforce our intellectual property rights;
•our ability to prevent the theft or infringement, misappropriation or other violation of our intellectual property, trade secrets, know-how or technologies;
•our and our collaborators’ ability to defend against claims of infringement of the intellectual property rights of third parties;
•potential advantages that our competitors and potential competitors may have in securing funding, obtaining the rights to critical intellectual property or developing competing technologies or products;
•our ability to obtain additional capital that may be necessary to expand our business;
•our collaborators’ ability to obtain and devote additional capital that may be necessary to develop and commercialize products under our collaboration agreements, including our COVID-19 vaccine;
•our ability to minimize and manage product liability claims arising from the use of our COVID-19 vaccine and our product candidates and other future products, if approved;
•business interruptions such as power outages, strikes, acts of terrorism or natural disasters;
•our ability to use our net operating loss carryforwards to offset future taxable income;
•risks of counterparty defaults within our asset management portfolio; and
•increased or unpredictable pricing for the commodities we rely on, including as a result of inflation.
Each of the factors listed above may be affected by the changing impact of COVID-19 on the global community and the global economy.
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
Prior to the first full year of commercialization of our COVID-19 vaccine, we incurred significant losses and negative cash flows from operations due to our significant research and development expenses and our investment in our manufacturing capabilities, and funded our operations primarily from private placements or issuances of ordinary shares (including in the form of ADSs) in connection with our public offerings, generation of proceeds under our collaboration agreements, secured bank loans and issuance of a convertible note.
We have experienced, and we expect to continue to experience, increasing reductions in demand for COVID-19 vaccination generally, including for our vaccine. We expect that future revenues from sales of our COVID-19 vaccine will decrease as demand for vaccination wanes. We plan to continue to invest heavily in research and development as we make a strong drive to build out our global development organization and diversify our therapeutic area footprint. Additionally, we plan to enhance capabilities through complementary acquisitions, technologies, infrastructure and manufacturing. Even for those products for which we have obtained or may obtain regulatory approval or emergency use authorization, our future revenues will depend upon the size of any markets in which such products have received approval or authorization to market, our ability to achieve sufficient market acceptance, reimbursement from third-party payors, and adequate market share in those markets.
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
As part of our capital allocation strategy, we expect to continue to incur significant and increasing operating expenses for the foreseeable future. We anticipate that our expenses will increase substantially if and as we and our collaborators:
•continue or expand our research or development of our programs in preclinical development;
•continue or expand the scope of our clinical trials for our product candidates;
•initiate additional preclinical, clinical, or other trials for our product candidates, including under our collaboration agreements;
•continue to invest in our immunotherapy platforms to conduct research to identify novel technologies;
•change or increase our manufacturing capacity or capability;
•change or add additional suppliers;
•add additional infrastructure to our quality control, quality assurance, legal, compliance and other groups to support our operations as a public company and our product development and commercialization efforts, including new and expanded sites globally;
•attract and retain skilled personnel;
•seek marketing approvals and reimbursement for our product candidates;
•develop our sales, marketing, and distribution infrastructure for our COVID-19 vaccine and any other products for which we may obtain marketing approval or emergency use authorization;
•seek to identify and validate additional product candidates;
•acquire or in-license other product candidates and technologies;

•acquire other companies;
•make milestone or other payments under any in-license agreements;
•maintain, protect, defend, enforce and expand our intellectual property portfolio; and
•experience any delays or encounter issues with any of the above.
The amount of, and our ability to use, net operating losses and research and development credits to offset future taxable income may be subject to certain limitations and uncertainty. In addition, pending and future tax audits within our group, disputes with tax authorities and changes in tax law or fiscal regulations could lead to additional tax liabilities. We are subject to routine tax audits by the respective local tax authorities. Any additional tax liability could have an adverse effect on our business, financial conditions, results of operations or prospects.
In Germany, we have unused German tax loss carryforwards for corporate taxes for German group entities with pre tax group losses, though we have not recognized deferred tax assets related to such loss carryforwards for International Financial Reporting Standards, or IFRS, reporting purposes as of December 31, 2023. Deferred tax assets are recognized for unused tax losses only to the extent that it is probable that taxable profit will be available against which the losses can be utilized. In general, net operating loss, or NOL, carryforwards in Germany do not expire. Furthermore, under current German tax laws, certain substantial changes in the Company’s ownership and business may further limit the amount of NOL carryforwards that can be used annually to offset future taxable income.
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
We may not be able to utilize a material portion of our historic or current NOLs or credits in either Germany (resulting from our German tax group or non-tax group entities in Germany) or the United States until these have been finally assessed by the tax authorities or when the limitation period has passed. In addition, the rules regarding the timing of revenue and expense recognition for tax purposes in connection with various transactions are complex and uncertain in many respects, and, if challenged, our recognition may be subject to a revised assessment. In the event any such challenge is sustained, our NOLs could be materially reduced or we could be determined to be a material cash taxpayer for one or more years, which could have an adverse effect on our business, financial conditions, results of operations or prospects.
Furthermore, our ability to use our NOLs or credits is conditioned upon our attaining profitability and generating taxable income. Taxable income exceeding NOLs will be subject to taxation resulting tax liabilities. As described above, we incurred significant net losses in every year since our inception other than 2018, 2021, 2022 and 2023 and anticipate that in the future, we may incur significant losses for some of the group entities. Our ability to utilize our NOL or credit carryforwards in the United States and for some other group entities is uncertain.
Under German tax laws, we are obligated to withhold a percentage of wage tax and social security contributions on personnel expenses if contract services providers are considered to be our internal employees and remit those withholdings to German tax authorities and social security institutions. Late payments may subject us to penalties and fees.
Under German tax and social security laws, we are obligated to withhold a percentage of payments we make to third parties in consideration of the services provided, in case these are considered employment payments, and remit those withholdings to German tax authorities and social security institutions. After a significant volume of service providers were engaged to assist with research, development, manufacturing and supply of our COVID-19 vaccine, we discovered after internal review that we and certain of our subsidiaries did not withhold, report and remit certain German wage taxes and social security contributions in connection with certain contract service providers engaged in a manner comparable to internal employees, which we notified tax authorities about. If we do not properly and timely make required payments in the future, we could be subjected to fees, administrative offenses or other proceedings or penalties.
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
Our future funding requirements, both near and long term, will depend on many factors, including, but not limited to:
•the initiation, progress, timing, costs, and results of preclinical or nonclinical studies and clinical trials for our product candidates;
•the amount and timing of revenues and associated costs from sales of our COVID-19 vaccine;
•the results of research and our other platform activities;
•the clinical development plans we establish for our product candidates;
•the terms of any agreements with our current or future collaborators, and the achievement of any milestone payments under such agreements to be paid to us or our collaborators;
•the terms of any other strategic transactions, including relating to any acquisitions, into which we enter;
•the number and characteristics of product candidates that we develop or may in-license;
•the outcome, timing and cost of meeting regulatory requirements established by the FDA, the EMA and other comparable regulatory authorities;
•the cost of filing, prosecuting, obtaining, maintaining, protecting, defending and enforcing our patent claims and other intellectual property rights, including actions for patent and other intellectual property infringement, misappropriation and other violations brought by third parties against us regarding our products or product candidates or actions by us challenging the patent or intellectual property rights of others;
•the effect of competing technological and market developments, including other products that may compete with one or more of our product candidates;
•the cost and timing of completion and further expansion of clinical and commercial scale manufacturing activities sufficient to support all of our current and future programs, including the development of modular production and clinical facilities in various markets via our BioNTainer network; and
•the cost of establishing sales, marketing, and distribution capabilities for any product candidates for which we may receive marketing approval and reimbursement in regions where we choose to commercialize our products on our own.
To date, we have financed our operations primarily through the sale of equity securities, revenue from collaborations, and revenue from sales of our COVID-19 vaccine. While we are currently generating product sales and royalty revenue to finance our operations, we cannot be certain that we will continue to generate sufficient revenue from product sales and royalties to finance our operations. If we were to seek financing from outside sources, that additional funding may not be available on favorable terms, or at all. Should our revenues from product sales sufficiently decrease in the future, we expect to finance our future cash needs through a combination of product sales, public or private equity offerings, debt financings, collaborations, licensing arrangements, and other marketing or distribution arrangements. Any fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates. In addition, we cannot guarantee that future financing will be available in sufficient amounts, at the right time, on favorable terms, or at all, including as a result of the impact that the shift of COVID-19 towards an endemic phase and other global events, such as political upheavals and economic downturns, may have on the capital markets.
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
Further, to the extent that we raise additional capital through the sale of ADSs, ordinary shares or securities convertible or exchangeable into ordinary shares or ADSs, share ownership interests will be diluted. If we raise additional capital through debt financing, we would be subject to fixed payment obligations and may be subject to security interests in our assets and covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional capital through marketing and distribution arrangements, sales of assets, collaborations, or licensing arrangements with third parties, we may have to relinquish certain valuable rights to our product candidates, technologies, future revenue streams or research programs. We also could be required to seek collaborators for one or more of our current or future product candidates at an earlier stage than otherwise would be desirable or relinquish our rights to product candidates or intellectual property that we otherwise would seek to develop or commercialize ourselves. If we are unable to raise additional capital in sufficient amounts, at the right time, on favorable terms, or at all, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our products or product candidates, or one or more of our other research and development initiatives. Any of the above events could significantly harm our business, prospects, financial condition and results of operations, cause the price of the ADSs to decline, and negatively impact our ability to fund operations.
We may encounter difficulties in developing and expanding our company and managing such development and expansion, which could disrupt our operations.
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
We have various international trade obligations, including customs value calculation, customs tariff number classification and other related securities requirements. Late payments to customs authorities may subject us to penalties and fees.
Our supply chain, production and distribution network across the globe creates an increasing level of complexity in customs and foreign trade processes. The requirements for internal control systems are increasing and must be developed simultaneously. The risk management system for customs and foreign trade, which we are continuously improving, determines which stakeholders, goods, and means of transport should be examined and to what extent. These risks include the potential for non-compliance with customs value calculation, customs tariff number classification, trade restrictions, security regulations as well as the potential failure to facilitate international trade. We have in the past discovered that certain of our and our subsidiaries’ customs value calculations were not applied correctly, following which we notified the customs authorities of potential late payments.
We are, and will likely continue to be, subject to various audits that arise from time to time, including customs and potential future foreign trade audits. If we do not properly address our international trade and customs requirements, we could be subjected to penalties and fees.
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
As a foreign private issuer, we file an Annual Report on Form 20-F within four months of the close of each financial year ending December 31 and reports on Form 6-K relating to certain material events promptly after we publicly announce these events. Additionally, we rely on a provision in Nasdaq’s Listed Company Manual that allows us to follow German company law and European law applicable to European stock corporations in general, the German Stock Corporation Act (Aktiengesetz), the Council Regulation (EC) No 2157/2001 of October 8, 2001 on the Statute for a European company (SE), or the SE Regulation, and the German Act on the Implementation of Council Regulation (EC) No 2157/2001 of October 8, 2001 on the Statute for a European company (SE) (Gesetz zur Ausführung der Verordnung (EG) NR. 2157/2001 des Rates vom 8. Oktober 2001 über das Statut der Europäischen Gesellschaft (SE)) (SE-Ausführungsgesetz-SEAG), in particular with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on Nasdaq.
For example, we are exempt from regulations of Nasdaq that require a listed U.S. company to:
•have a majority of the board of directors consist of independent directors;
•require non-management directors to meet on a regular basis without management present;
•adopt a code of conduct and promptly disclose any waivers of the code for directors or executive officers that should address certain specified items;
•have an independent compensation committee;
•have an independent nominating committee;
•solicit proxies and provide proxy statements for all shareholder meetings;
•review related party transactions; and
•seek shareholder approval for the implementation of certain equity compensation plans and issuances of ordinary shares.
As a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements. We therefore continue to follow German corporate governance practices in lieu of the corporate governance requirements of Nasdaq in certain respects. In particular, we follow German corporate governance practices in connection with the distribution of annual and interim reports to shareholders, the application of our code of conduct to our employees and the Supervisory Board, executive remuneration disclosure, proxy solicitation in connection with shareholders’ meetings, and obtaining shareholder approval in connection with the establishment of, or material amendment to, certain equity-based compensation plans.
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
We face risks related to catastrophic global events including natural disasters, political crises, or public health epidemics and pandemics and other public health developments, that could adversely affect our operations.
Our business could be adversely impacted by the effects of catastrophic global events including natural disasters such as an earthquake, fire, hurricane, tornado, flood or significant power outage; public health crises such as the COVID-19 pandemic; political crises, such as terrorist attacks, war and other political instability, including the ongoing geopolitical conflicts in the Middle East and in Ukraine, and resulting sanctions imposed by the United States and other countries and retaliatory actions taken by Russia in response to such sanctions; or other catastrophic events.
For example, the ongoing conflict between Russia and Ukraine and the conflicts in the Middle East, and resulting sanctions and other economic actions, have contributed to, and are expected to continue to contribute to, rising prices and shortages of crude oil and natural gas. Prolonged or expanded conflict between Russia and Ukraine and in the Middle East, and political responses to global actions, could further reduce oil and gas supplies, increase energy volatility and have severe adverse effects on regional and global supply chains and economies and our business. Our commercial production of our COVID-19 vaccine is currently run on natural gas, although we believe our production could be powered by alternative fuel sources if needed. Additionally, we continue to evaluate the impacts that a growing or subsequent energy shortage may have on our partners, suppliers and service providers. Were any of these parties to experience significant impacts from this or any other energy shortage, our business could be materially harmed. We cannot predict with certainty the impact a continuing or more severe natural gas shortage would have on our or their operations, including on the manufacturing of our COVID-19 vaccine and the manufacturing and testing of our product candidates.
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
We do not carry insurance for all categories of risk that our business may encounter and insurance coverage is becoming increasingly expensive. We do not know if we will be able to maintain existing insurance with adequate levels of coverage, and any liability insurance coverage we acquire in the future may not be sufficient to reimburse us for any expenses or losses we may suffer. We currently maintain insurance coverage for losses relating to property damage, business interruption, transportation, product liability, cyber matters, clinical trials, and several other areas of coverage. We are dedicating resources to exploring additional avenues for more adequate coverage as our business evolves. However, the coverage or coverage limits of our insurance policies may not be adequate. If our losses exceed our insurance coverage, our financial condition would be adversely affected. In the event of contamination or injury, we could be held liable for damages or be penalized with fines in an amount exceeding our resources. Clinical trials or regulatory approvals for any of our product candidates could be suspended, which could adversely affect our results of operations and business, including by preventing or limiting the development and commercialization of any product candidates that we or our collaborators may develop.
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
Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank, or SVB, a bank which we previously used to support operations in the United States, was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation, or the FDIC, as receiver.
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
Even if we complete the necessary preclinical studies and clinical trials, the marketing approval process is expensive, time-consuming and uncertain, and we may not be able to obtain approvals for the commercialization of product candidates we may develop. Any product candidates we may develop and the activities associated with their development and commercialization, including design, testing, manufacture, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, are subject to comprehensive regulation by the FDA and by comparable global health authorities. To obtain the requisite regulatory approvals to commercialize any of our product candidates, we and our collaborators must demonstrate through extensive preclinical studies and clinical trials that our products are safe and effective, including in the target populations. Successful completion of clinical trials is a prerequisite to submitting a biologics license application, or BLA, or a new drug application, or NDA, to the FDA, a Marketing Authorization Application, or MAA, to the EMA, and similar marketing applications to comparable global regulatory authorities, for each product candidate and, consequently, the ultimate approval and commercial marketing of any product candidates.
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
To our knowledge, other than our and Moderna, Inc.’s COVID-19 vaccines, no mRNA immunotherapies have been approved or received emergency use authorization or conditional marketing authorization to date by the FDA or the EMA. Successful discovery and development of mRNA-based (and other) immunotherapies by either us or our collaborators is highly uncertain and depends on numerous factors, many of which are beyond our or their control. Our product candidates that appear promising in the early phases of development may fail to advance, experience delays in the clinic or clinical holds, or fail to reach the market for many reasons, including:
•discovery efforts aimed at identifying potential immunotherapies may not be successful;
•nonclinical or preclinical study results may show product candidates to be less effective than desired or have harmful or problematic side effects;

•clinical trial results may show the product candidates to be less effective than expected, including a failure to meet one or more endpoints or have unacceptable side effects or toxicities;
•manufacturing or distribution failures or insufficient supply of GMP materials for clinical trials, or higher than expected cost could delay or set back clinical trials, or make our product candidates commercially unattractive;
•our improvements in the manufacturing processes may not be sufficient to satisfy the clinical or commercial demand of our product candidates or regulatory requirements for clinical trials;
•changes that we make to optimize our manufacturing, testing or formulating of GMP materials could impact the safety, tolerability and efficacy of our product candidates;
•pricing or reimbursement issues or other factors could delay clinical trials or make any immunotherapy uneconomical or noncompetitive with other therapies;
•the failure to timely advance our programs or receive the necessary regulatory approvals, or a delay in receiving such approvals, due to, among other reasons, slow or failure to complete enrollment in clinical trials, withdrawal by trial participants from trials, failure to achieve trial endpoints, additional time requirements for data analysis, data integrity issues, BLA, MAA or the equivalent application, discussions with the FDA or the EMA, a regulatory request for additional nonclinical or clinical data, or safety formulation or manufacturing issues may lead to our inability to obtain sufficient funding; and
•the proprietary rights, products and technologies of our competitors may prevent our immunotherapies from being commercialized.
For administrative purposes, mRNA products are classified together with gene therapy products by the FDA. Unlike certain gene therapies that irreversibly alter cell DNA and may cause certain side effects, mRNA is highly unlikely to localize to the nucleus, be reverse transcribed or integrated into the genome. Side effects observed in other gene therapies, however, could negatively impact the perception of immunotherapies despite the differences in mechanism. In addition, the regulatory pathway in the United States and many other jurisdictions for approval is uncertain. Our COVID-19 vaccine is not currently classified as a gene therapy. The regulatory pathway for an individualized therapy, such as our iNeST mRNA-based immunotherapy where each patient receives a different combination of mRNAs, remains undetermined. The number and design of the clinical and preclinical studies required for the approval of these types of medicines have not been established, may be different from those required for advanced medicinal therapy products or therapies that are not individualized or may require safety testing like gene therapy products. Moreover, the length of time necessary to complete clinical trials and submit an application for marketing approval by a regulatory authority varies significantly from one pharmaceutical product to the next and may be difficult to predict.
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
If any of our product candidates receives marketing approval and we or others later identify undesirable effects caused by such products, a number of potentially significant negative consequences could result, including:
•regulatory authorities may withdraw their approval of the product;
•we may be required to recall a product or change the way such product is administered to patients;
•additional restrictions may be imposed on the marketing of the particular product or the manufacturing processes for the product or any component thereof;
•regulatory authorities may require the addition of labeling statements, such as a “black box” warning or a contraindication;
•we may be required to implement a Risk Evaluation and Mitigation Strategy, or REMS, or create a Medication Guide outlining the risks of such side effects for distribution to patients;
•we could be sued and held liable for harm caused to patients;
•the product may become less competitive; and
•our reputation may suffer.
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
Clinical testing is expensive and complex and can take many years to complete. Its outcome is inherently uncertain. We may not be able to initiate, may experience delays in, or may have to discontinue clinical trials for our product candidates. We and our collaborators also may experience numerous unforeseen events during, or as a result of, any clinical trials that we or our collaborators conduct that could delay or prevent us or our collaborators from successfully developing our product candidates, including:
•the FDA, other regulators, IRBs or ethics committees may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site for any number of reasons, including concerns regarding safety and aspects of the clinical trial design;
•we may experience delays in reaching, or fail to reach, agreement on favorable terms with prospective trial sites and prospective CROs, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;
•we have optimized in the past and may in the future optimize our manufacturing processes, including through changes to the scale and site of manufacturing, which may lead to additional studies (including bridging and bioequivalence studies) or potentially significant changes in our clinical trial designs, requiring additional cost and time, and, as a consequence, lead to a delay in plans for progressing one or more product candidates;
•the outcome of our preclinical studies and our early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results;
•we may be unable to establish clinical endpoints that applicable regulatory authorities would consider clinically meaningful;
•in an effort to optimize product features, we have made in the past and may continue to make changes to our product candidates after we commence clinical trials of a medicine which may require us to repeat earlier stages of clinical testing or delay later-stage testing of the medicine;
•clinical trials of any product candidates may fail to show safety or efficacy, or may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional nonclinical studies or clinical trials, or we may decide to abandon product development programs;
•differences in trial design between early-stage clinical trials and later-stage clinical trials may make it difficult to extrapolate the results of earlier clinical trials to later clinical trials;
•preclinical and clinical data are often susceptible to varying interpretations and analyses, and many product candidates believed to have performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval;
•our product candidates may have undesirable effects or other unexpected characteristics. One or more of such effects or events could cause regulators to impose a clinical hold on the applicable trial, or cause us or our investigators, IRBs or ethics committees to suspend or terminate the trial of that product candidate or any other of our product candidates for which a clinical trial may be ongoing;
•the number of trial participants required for clinical trials of any product candidates may be larger than we anticipate, identification of trial participants for such trials may be limited, enrollment in these clinical trials may be slower than we anticipate due to perceived adverse effects, limited patient populations, competitive trials, risks related to COVID-19 or other reasons, or participants may withdraw from clinical trials or fail to return for post-treatment follow-up at a higher rate than we anticipate;
•despite robust sponsor oversight, our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all, or may deviate from the clinical trial protocol or withdraw from the trial, which may require that we add new clinical trial sites;
•regulators may elect to impose a clinical hold, or we, our investigators, IRBs or ethics committees may elect to suspend or terminate clinical research or trials for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to an unacceptable benefit-risk ratio;
•with respect to infectious disease vaccine trials in particular, we have to wait for particular level of infection in the placebo arm in order to assess protection provided by vaccine, and we cannot control the rate of exposure or infection which can make timing uncertain;
•the cost of preclinical or nonclinical testing and studies and clinical trials of any product candidates may be greater than we anticipate;
•the supply or quality of our product candidates or other materials necessary to conduct clinical trials may be insufficient or inadequate;
•safety or efficacy concerns regarding our product candidates may result from any concerns arising from nonclinical or clinical testing of other therapies targeting a similar disease state or other therapies, such as gene therapy, that are perceived as similar to ours; and
•the FDA or other regulatory authorities may require us to submit additional data, such as long-term toxicology studies, or impose other requirements before permitting us to initiate a clinical trial.
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
We may not be able to identify, recruit and enroll a sufficient number of trial participants, or those with required or desired characteristics to achieve diversity in a study, to complete our clinical trials in a timely manner. Patient and subject enrollment is affected by factors including:
•severity of the disease under investigation;
•complexity and design of the study protocol;
•size of the patient population;
•eligibility criteria for the study in question;
•proximity and availability of clinical study sites for prospective trial participants;
•availability of competing therapies and clinical trials, including between our own clinical trials;
•efforts to facilitate timely enrollment in clinical trials;
•patient referral practices of physicians;
•ability to monitor trial participants adequately during and after treatment;
•ability to recruit clinical trial investigators with the appropriate competencies and experience;
•clinicians’ and trial participants’ perceptions of the potential advantages and side effects of the product candidate being studied in relation to other available therapies, including any new drugs or treatments that may be approved for the indications we are investigating;
•our ability to obtain and maintain participant informed consent;
•major changes in the approval status of competitor investigational products during the clinical trial period;
•impacts related to the spread of COVID-19; and
•the risk that trial participants enrolled in clinical trials will not complete a clinical trial.
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
In particular, certain conditions for which we plan to evaluate our current product candidates are rare diseases with limited patient pools from which to draw for clinical trials. The eligibility criteria of our clinical trials will further limit the pool of available trial participants. Additionally, the process of finding and diagnosing patients may prove costly. Each of the foregoing risks may continue to be affected by the spread of seasonal viral infections, including COVID-19, as well as the potential for any new pandemic caused by an as-yet-unknown agent.
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
Clinical trials of our product candidates are currently being conducted in several countries, and we plan to commercialize our product candidates, if approved, globally. Accordingly, we are subject to additional risks related to operating in multiple countries, including:
•differing regulatory requirements in such countries;
•unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;
•increased difficulties in managing the logistics and transportation of storing and shipping product candidates produced in Germany and shipping the product candidate to the patient abroad;
•import and export requirements and restrictions;
•restrictions on transfers of information, including certain technologies and personal data;
•economic weakness, including inflation, or political instability in particular economies and markets;
•compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;
•taxes, including withholding of payroll taxes;
•currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;
•difficulties staffing and managing operations outside of Germany;
•workforce uncertainty in countries where labor unrest is more common;
•differing payor reimbursement regimes, governmental payors or patient self-pay systems, and price controls;
•potential liability under the U.S. Foreign Corrupt Practices Act of 1977 or comparable regulations in other jurisdictions;
•challenges enforcing our contractual and intellectual property rights, especially in those countries that do not respect and protect intellectual property rights to the same extent as Germany and the United States;
•production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and
•business interruptions resulting from geopolitical actions, including war and terrorism, or public health epidemics or pandemics.
The extent to which the COVID-19 virus continues to impact our operations, including our clinical trial operations, as it becomes endemic will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including new outbreaks, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In the future, similar events could affect our ability to manufacture and commercialize our product candidates.
In addition, we and our partners have conducted and are expecting in the future to conduct clinical trials for our product candidates at clinical sites located outside of the United States. Although the FDA may accept data from clinical trials outside the United States that are not conducted under an IND, acceptance of this data in support of a marketing application or IND requires the clinical trial to have been conducted in accordance with GCPs, and that FDA is able to validate the data from the clinical trial through an onsite inspection if it deems such inspection necessary. Where data from foreign clinical trials are intended to serve as the sole basis for marketing approval in the United States, the FDA will not approve the application on the basis of foreign data alone unless those data are considered applicable to the U.S. patient population and U.S. medical practice, the clinical trials were performed by clinical investigators of recognized competence, and the data is considered valid without the need for an onsite inspection by the FDA or, if the FDA considers such an inspection to be necessary, the FDA is able to validate the data through an onsite inspection or other appropriate means. There can be no assurance the FDA will accept data from clinical trials conducted outside of the United States in support of a marketing application. If the FDA does not accept data from our clinical trials of our product candidates, it would likely result in the need for additional clinical trials, which would be costly and time-consuming and delay or permanently halt our development of a product candidate.
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
Many of our product candidates are being developed or are intended to be co-administered with other developmental therapies or approved medicines. For example, autogene cevumeran (BNT122) is being developed to be co-administered with checkpoint inhibitors. Such combinations may have additional side effects, which may be difficult to predict in future clinical trials.
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
Although a substantial amount of our efforts focus on the clinical trials and potential approval of our existing product candidates, a key element of our strategy is to discover, develop and potentially commercialize additional products beyond our current portfolio to treat various conditions and in a variety of therapeutic areas. We intend to do so by investing in our own drug and target discovery efforts, exploring potential collaborations for the development of new products, and in-licensing technologies. Identifying new product candidates requires substantial technical, financial and human resources, whether or not any product candidates are ultimately identified. Even if we identify product candidates that initially show promise, we may fail to develop and commercialize such products successfully for many reasons, including the following:
•the research methodology used may not be successful in identifying potential product candidates;
•competitors may develop alternatives that render our product candidates obsolete;
•product candidates we develop may nevertheless be covered by third parties’ patents or other exclusive rights;
•a product candidate may, on further study, be shown to have harmful side effects or other characteristics that indicate it is unlikely to be effective or otherwise does not meet applicable regulatory criteria;
•a product candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all; and
•an approved product may not be accepted as safe and effective by trial participants, the medical community or third-party payors.
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
Recruiting and retaining other qualified employees, consultants and advisors for our business, including scientific and technical personnel, will be critical to our success as well. Competition for skilled personnel, including in mRNA research, clinical development, clinical operations, regulatory affairs, therapeutic area management and manufacturing, is intense and the turnover rate can be high. We may not be able to attract and retain personnel on favorable terms given the competition among numerous pharmaceutical and biotechnology companies and academic institutions for individuals with similar skill sets. In addition, adverse publicity, and the failure to succeed in preclinical studies or clinical trials or in applications for marketing approval may make it more challenging to recruit and retain qualified personnel. The inability to recruit, or loss of services of certain executives, key employees, consultants or advisors, may impede the progress of our research, development and commercialization objectives and have a material adverse impact on our business, financial condition, results of operations and prospects.
Our employees, principal investigators and consultants may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading, which could have an adverse effect on the results of our operations.
We are exposed to the risk of fraud or other misconduct by our employees, principal investigators and consultants, despite our robust efforts to prevent such misconduct through sponsor oversight. Misconduct by these parties could include intentional failures to comply with FDA regulations or the regulations applicable in the European Union and other jurisdictions, to provide accurate information to the FDA, the EMA and other regulatory authorities, to comply with healthcare fraud and abuse laws and regulations in the United States and abroad, to report financial information or data accurately or to disclose unauthorized activities to us. Such misconduct also could involve the improper use of information obtained in the course of clinical trials or interactions with the FDA or other regulatory authorities, which could result in regulatory sanctions and cause serious harm to our reputation. We have adopted a code of conduct applicable to all of our employees, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from government investigations or other actions or lawsuits stemming from a failure to comply with laws or regulations. If any such actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, financial condition, results of operations and prospects, including the imposition of significant fines or other sanctions.
Employment-related disputes, including employee litigation and unfavorable publicity, could negatively affect our future business.
From time to time we may be subject to claims by our employees or regulatory authorities with respect to employment and workplace matters, including lawsuits or proceedings against us regarding injury, creating a hostile work place, discrimination, wage and hour disputes, sexual harassment or other employment issues. In recent years, there has been an increase in the number of discrimination and harassment claims generally. Coupled with the expansion of social media platforms and similar devices that allow individuals access to a broad audience, these claims have had a significant negative impact on some businesses. Certain companies that have faced employment- or harassment- related lawsuits have had to terminate management or other key personnel, and have suffered reputational harm that has negatively impacted their business. If we were to face any employment-related claims, our business could be negatively affected.
The illegal distribution and sale by third parties of counterfeit versions of our COVID-19 vaccine, or, if approved, our other product candidates, could have a negative impact on our financial performance or reputation.
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
Reports of adverse reactions to counterfeit products, increased levels of counterfeiting, or unsafe vaccines could materially affect public confidence in our COVID-19 vaccine or other product candidates. It is possible that adverse events caused by unsafe counterfeit vaccines will mistakenly be attributed to our COVID-19 vaccine, or, if approved, our other product candidates. In addition, thefts of inventory at warehouses, plants or while in-transit, which are subsequently improperly stored and which are sold through unauthorized channels, could adversely impact patient safety, our reputation, and our business. Public loss of confidence in the integrity of our COVID-19 vaccine or, if approved, our other product candidates, as a result of counterfeiting or theft could have a material adverse effect on our business, results of operations, and financial condition.
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
Our internal computer systems and those of our current and any future collaborators, vendors, and other contractors or consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, cybersecurity threats, war, and telecommunication and electrical failures. If any such material system failure, accident or security breach were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations, whether due to a loss of our trade secrets or other proprietary information or other similar disruptions. For example, the loss of clinical trial data from one or more ongoing or completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. In addition, because of our approach of running multiple clinical trials in parallel, any breach of our computer systems may result in a loss of data or compromised data integrity across many of our programs in many stages of development. Any such breach, loss or compromise of clinical trial participant personal data may also subject us to civil fines and penalties, including under the EU General Data Protection Regulation, or the GDPR, relevant law of an EU member state, HIPAA, and other relevant state and federal privacy laws in the United States or in other jurisdictions. To the extent that any disruption or security breach were to result in a loss of, or damage to, data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability, our competitive position could be harmed, and the further development and commercialization of our product candidates could be delayed.
While we have not experienced any material system failures, accidents or security breaches to date, in December 2020, we were informed by the EMA that the agency was subject to a cyberattack and that some documents relating to our regulatory submission for our COVID-19 vaccine candidate, which was stored on an EMA server, had been unlawfully accessed. None of our systems were breached in connection with this incident and we are unaware that any study participants were identified through the data being accessed.
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
We face an inherent risk of product liability exposure related to the testing of any of our current or future product candidates in clinical trials, and an even greater risk related to any commercialized products, such as our COVID-19 vaccine. We have received product liability claims against our COVID-19 vaccine, and expect to receive additional product liability claims in the future. If we cannot successfully defend ourselves against claims that our products and/or our product candidates have caused injuries, we could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:
•decreased demand for any product or product candidate that we may develop;
•loss of revenue;
•substantial monetary awards to patients, healthy volunteers or their children;
•significant time and costs to defend the related litigation;
•withdrawal of clinical trial participants;
•the inability to commercialize any products or product candidates that we may develop; and
•injury to our reputation and significant negative media attention.
We carry clinical trial insurance and product liability insurance, which we believe to be sufficient in light of our current clinical programs and commercial operations; however, the amount of coverage we have obtained may not be adequate and we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. On occasion, large judgments have been awarded in class action lawsuits based on drugs or medical treatments that had unanticipated adverse effects. A successful product liability claim or series of claims brought against us could cause the price of the ADSs to decline and, if judgments exceed our insurance coverage, could adversely affect our results of operations and business.
If our products become subject to a product recall it could harm our reputation, business and financial results.
The FDA and similar governmental authorities in other jurisdictions have the authority to require the recall of certain commercialized products. In the case of the FDA, the authority to require a recall of a biologic product must be based on an FDA finding that a batch, lot of other quantity of the biologic product presents an imminent or substantial hazard to the public health. In addition, some governmental bodies outside the United States have the authority to require the recall of any product or product candidate in the event of material deficiencies or defects in design or manufacture. Manufacturers may, under their own initiative, recall a product if any material deficiency in a product is found. A government-mandated or voluntary recall by us could occur as a result of manufacturing errors, design or labeling defects or other deficiencies and issues.
Recalls of any of our products or, if approved, our product candidates, would divert managerial and financial resources and have an adverse effect on our financial condition and results of operations. A recall announcement could harm our reputation with customers and negatively affect our sales, if any.
Issues in the development and use of AI, combined with an uncertain regulatory environment, may result in reputational harm, liability or other adverse consequences to our business.
We are investing in AI technology systems, including through our acquisition of InstaDeep, and such systems are complex and rapidly changing. We face significant competition from other companies with respect to our AI and machine learning services, along with an evolving regulatory landscape. The introduction of AI into the development and manufacturing of our product candidates, or the provision of services relating to AI technologies and applications, may result in new or enhanced governmental or regulatory scrutiny, litigation, intellectual property risks, confidentiality or security risks, ethical concerns or other complications that could harm our business, reputation or financial condition.
Uncertainty around AI may require additional investment in the development and maintenance of proprietary datasets and development of appropriate protections and safeguards for handling the use of customer data with AI technologies, which may be costly and could impact our expenses. In addition, AI may create content that appears correct but is inaccurate or flawed, and if created by third parties, may be mistakenly attributed to us. Our customers or others may rely on or use this flawed content to their detriment, which may expose us to brand or reputational harm, competitive harm or legal liability.
Our ability to effectively monitor and respond to the rapid and ongoing developments and expectations relating to environmental, social and governance, or ESG, matters, including related social expectations and concerns, may impose unexpected costs or result in reputational or other harm that could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the price of ADSs representing our ordinary shares to decline.

There are rapid and ongoing developments and changing expectations relating to ESG matters and factors such as the impact of our operations on the environment, access to our COVID-19 vaccine, corporate governance, our practices relating to product stewardship, management of business ethics, human rights diligence in our own operations and our supply chain, and human resource development, which may result in increased regulatory, social or other scrutiny on us.
We believe we must address climate risks due to our own contribution to climate change (inside-out perspective), risks due to physical effects of climate change as well as transition risks (outside-in perspective), and interactions between both perspectives. To this end, we have set ourselves near-term scienced-based emissions reduction targets for our own operations (scope 1, 2) and for our supply chain (supplier engagement target for scope 3), validated by the Science Based Targets initiative (SBTi) in early February 2024.
Additionally, we are addressing increasingly complex regulatory requirements with respect to human rights risks, including German legislation (for example, the Act on Corporate Due Diligence Obligations for the Prevention of Human Rights Violations in Supply Chains (“Lieferkettensorgfaltspflichtengesetz - LkSG”)), potential legislative planning by the European Union and local or regional regulations. We are expected by regulation to identify, prevent, mitigate and ideally end the extent of any potential adverse impacts or violations throughout our own operations and value chain.
Finally, we are faced with increasing ESG related transparency and reporting obligations. These requirements arise, for example, from the EU CSRD regulation and the ESRS sustainability standards, from specific human right reporting regulations (e.g. section 10 of the German LkSG), the recently-announced SEC rules that will require registrants to provide additional climate-related disclosures in future periods, and other possible obligations.
Should we fail to meet our climate protection targets or if we are unable to adequately recognize and respond to such developments and governmental, societal, investor and NGO expectations relating to such ESG matters, we may have to pay substantial fines, forego corporate opportunities, become subject to additional scrutiny, incur unexpected costs or experience damage to our reputation or our various brands. If any of these events were to occur, there may be a material adverse effect on our business, financial condition, cash flows and results of operations, and the price of ADSs representing our ordinary shares may decline.
We have observed that in addition to the importance of their financial performance, companies are increasingly being judged by their performance on ESG matters. A variety of organizations measure the performance of companies on such ESG topics, and the results of these assessments are widely publicized. We may fail to comply with standards or best practices put forth by such organizations or by governmental or regulatory bodies. In addition, investment in funds that specialize in companies that perform well in such assessments are increasingly popular, and major institutional investors have publicly emphasized the importance of such ESG measures to their investment decisions. In light of investors’ increased focus on ESG matters, there can be no certainty that we will manage such issues successfully, or that we will successfully meet society’s expectations as to our proper role. Any failure or perceived failure by us in this regard could have a material adverse effect on our reputation and on our business, the price of ADSs representing our ordinary shares, financial condition, or results of operations, including the sustainability of our business over time.
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
The manufacturing processes for our COVID-19 vaccine and our product candidates are novel and complex. Due to the novel nature of this technology and the recency of our experience at larger scale production, we may encounter difficulties in manufacturing, product release, shelf life, testing, storage and supply chain management, or shipping. These difficulties could be due to any number of reasons, including, but not limited to, complexities of producing batches at larger scale, equipment failure, choice and quality of raw materials and excipients, analytical testing technology, and product instability. In an effort to optimize product features, we have in the past and may in the future make changes to our product candidates in their manufacturing and stability formulation and conditions. This has resulted in the past, and may in the future result, in our having to resupply batches for preclinical, clinical, or commercial activities when there is insufficient product stability during storage and insufficient supply. Insufficient stability or shelf life of our products or product candidates could materially delay our or our collaborators’ ability to continue the clinical trial for that product candidate or require us to begin a new clinical trial with a newly formulated drug product, due to the need to manufacture additional preclinical, clinical or commercial supply.

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
We are utilizing a number of raw materials and excipients that are either new to the pharmaceutical industry or are being employed in a novel manner. Some of these raw materials and excipients have not been scaled to a level to support commercial supply and could experience unexpected manufacturing or testing failures, or supply shortages. Such issues with raw materials and excipients could cause delays or interruptions to clinical and commercial supply of our COVID-19 vaccine and our product candidates. Further, now and in the future, one or more of our programs may have a single source of supply for raw materials and excipients. Some of our suppliers are located in countries different from our manufacturing sites. Export restrictions could lead to unplanned interruptions in manufacturing and thus impacting supply of both clinical and commercial material.
We have established a number of analytical assays, and may have to establish several more, to assess the quality of our mRNA products and product candidates. We may identify gaps in our analytical testing strategy that might prevent release of product or could require product withdrawal or recall. For example, we may discover new impurities that have an impact on product safety, efficacy or stability. This may lead to an inability to release mRNA products or product candidates until the manufacturing or testing process is rectified.

Our product and product intermediates are extremely temperature sensitive, and we may learn that any or all of our products are less stable than desired. We may also find that transportation conditions negatively impact product quality. This may require changes to the formulation or manufacturing process for one or more of our products or product candidates and result in delays or interruptions to clinical or commercial supply. In addition, the cost associated with such transportation services and the limited pool of vendors may also add additional risks of supply disruptions. As we are transporting intermediate products with holding times in refrigeration (TIR) and allowed times out of refrigeration (TOR) across long distances and crossing borders, traffic issues and customs delays could lead to the loss of batches which would need to be replaced.
Certain of our product candidates are uniquely manufactured for each patient and we may encounter difficulties in production, particularly with respect to scaling our manufacturing capabilities. If we or any of the third-party manufacturers with whom we contract encounter these types of difficulties, our ability to provide such product candidates for clinical trials or, if approved, products for patients could be delayed or stopped, or we may be unable to maintain a commercially viable cost structure.
We custom design and manufacture certain product candidates that are unique and tailored specifically for each patient. Manufacturing unique lots of these product candidates is susceptible to product loss or failure due to issues with:
•logistics associated with the collection of a patient’s tumor, blood or other tissue sample;
•shipping such samples to a facility for genetic sequencing;
•next-generation sequencing of the tumor mRNA;
•biopsy of a sufficient quantity of cancerous tissue to allow for proper sequencing and identification of tumor-specific mutations;
•identification of appropriate tumor-specific mutations;
•the use of a software program, including proprietary and open source components, which is hosted in the cloud and a part of our product candidate, to assist with the design of the patient-specific mRNA, which software must be maintained and secured;
•effective design of the patient-specific mRNA that encodes for the required neoantigens;
•batch-specific manufacturing failures or issues that arise due to the uniqueness of each patient-specific batch that may not have been foreseen;
•quality control testing failures;
•unexpected failures of batches placed on stability;
•shortages or quality control issues with single-use assemblies, consumables or critical parts sourced from third-party vendors that must be changed out for each patient-specific batch;
•significant costs associated with individualized manufacturing that may adversely affect our ability to continue development;
•successful and timely manufacture and release of the patient-specific batch;
•shipment issues encountered during transport of the batch to the site of patient care;
•the ability to define a consistent safety profile at a given dose when each participant receives a unique treatment; and
•our reliance on single source suppliers.
We also continue to evolve our own custom manufacturing equipment. This equipment may not function as designed, which may lead to deviations in the drug product being produced. This can lead to increased batch failure and the inability to supply patients enrolled in the clinical trial. If our clinical development plans are expanded, we may not be able to supply this expanded need reliably without significant investments due to the custom nature of the equipment and single-use assemblies. In addition, there will be considerable time to scale up our facilities or build new facilities before we can begin to meet any commercial demand if one or more of our individualized product candidates are approved. This expansion or addition of new facilities could also lead to product comparability issues, which can further delay introduction of new capacity.

For those of our product candidates that are manufactured for each individual patient, we are required to maintain a chain of identity with respect to each patient’s tissue sample, the sequenced data derived from such tissue sample, the results of such patient’s genomic analysis and the custom manufactured product for such patient. Maintaining such a chain of identity is difficult and complex, and failure to do so could result in product mix-up, adverse patient outcomes, loss of product, or regulatory action, including withdrawal of any approved products from the market. Further, as our product candidates are developed through early-stage clinical studies to later-stage clinical trials towards approval and commercialization, we expect that multiple aspects of the complicated collection, analysis, manufacture and delivery processes will be modified in an effort to optimize processes and results. These changes may not achieve the intended objectives, and any of these changes could cause our product candidates to perform differently than we expect, potentially affecting the results of clinical trials.
Our inability to manufacture sufficient or appropriate quantities of our COVID-19 vaccine or any of our product candidates, or our failure to comply with applicable regulatory requirements, could materially and adversely affect our business.
Manufacturing is a vital component of our individualized immunotherapy approach, and we have invested significantly in our manufacturing facilities, including the acquisition of a manufacturing site in Marburg, Germany, the construction of a novel modular manufacturing facility that we refer to as a “BioNTainer,” and the construction of a facility to support manufacturing of our Individualized Vaccines Against Cancer (IVAC) candidates. All internal manufacturing is performed under GMP guidelines. We also rely on a network of CMOs for the manufacture of our COVID-19 vaccine. We do not rely on any external CMOs for the manufacture of our individualized product candidates and at this time, and we have limited redundancy among our facilities. Due to the individualized nature of our product candidates, we do not maintain product reserves. If any of our or our external CMOs’ manufacturing facilities, including our BioNTainer units, experience difficulties, including related to manufacturing, product release, shelf life, testing, storage and supply chain management or shipping, our clinical development programs may be delayed or suspended until we or our external CMOs can resume operations. We may also be required to incur significant expenditures to resolve such difficulties.
We and our collaboration partner also have experienced, and continue to face the risk of, inventory write-downs or redundant production capacities with respect to our COVID-19 vaccine. Planned new formulations of our COVID-19 vaccine, including versions that could protect against new variants of COVID-19, have resulted or may result in significant research and development expense that was not or may not be recouped. In addition, we have experienced in the past, and may experience in the future, redundant production capacities under our agreements with CMOs due to planned new formulations, adaptations of our COVID-19 vaccine and increased internal manufacturing capacities. Significant inventory write-downs or redundant manufacturing expenses would negatively impact our results of operations.
Our facilities are subject to various regulatory requirements and may be subject to announced or unannounced inspections by the FDA or other regulatory authorities at any time during the development or commercialization phase. If we or our external CMOs cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA, the EMA or comparable regulatory authorities in other jurisdictions, we may not be able to rely on our or our external CMOs’ manufacturing facilities for the manufacture of our product candidates. If the FDA, the EMA or another comparable regulatory authority finds our or our external CMOs’ facilities inadequate for the manufacture of our COVID-19 vaccine or our product candidates or otherwise deficient, including as a result of a site inspection, such facilities may be the subject of adverse regulatory action, including the issuance of untitled or warning letters. If such facilities are subject to enforcement action in the future or are otherwise inadequate, we may need to find alternative manufacturing facilities, which would significantly delay or otherwise impact our ability to develop, obtain regulatory approval for or market our COVID-19 vaccine or our product candidates.
Additionally, we may experience manufacturing difficulties due to resource constraints, labor disputes or unstable political environments. If we were to encounter any of these difficulties, our ability to provide our product candidates to patients in clinical trials, or to provide approved products for the treatment of patients, would be jeopardized.
We are subject to regulatory and operational risks associated with the physical and digital infrastructure at both our internal manufacturing facilities and at those of our external service providers.
The designs of our facilities are based on current standards for biotechnology facilities. They have been reviewed and approved by local authorities and have also received GMP manufacturing licenses. We have designed our facilities to incorporate a significant level of automation of equipment with integration of several digital systems to improve efficiency of operations. We have attempted to achieve a high level of digitization for clinical and commercial manufacturing facilities relative to industry standards. While this is meant to improve operational efficiency, this may pose additional risk of process equipment malfunction and even overall manufacturing system failure or shutdown due to internal or external factors including, but not limited to, design issues, system compatibility or potential cybersecurity breaches. This may lead to a delay in supply or shutdown of our facilities. Any disruption in our manufacturing capabilities could cause delays in our production capacity for our drug substances or drug products, impose additional costs, or require us to identify, qualify and establish an alternative manufacturing site, the occurrence of which could have a material adverse effect on our business, financial condition, results of operations and prospects.
As we expand our development and commercial capacity, we may continue to establish additional manufacturing capabilities in different jurisdictions, which may lead to regulatory delays or prove costly. If we fail to select the correct location, complete the construction in an efficient manner, recruit required personnel, and/or generally manage our growth effectively, the development and production of our products or product candidates could be delayed or curtailed. Additional investments may be needed if changes in our manufacturing process lead to required changes in our infrastructure.
Our COVID-19 vaccine and certain of our product candidates rely on the availability of specialty raw materials, which may not be available to us on acceptable terms or at all.
Our product candidates require many specialty raw materials, some of which are manufactured by small companies with limited resources and experience to support a commercial product, and suppliers may not be able to deliver raw materials to our specifications. In addition, some such suppliers normally support blood-based hospital businesses and generally do not have the capacity to support commercial products manufactured under GMP by biopharmaceutical firms. These suppliers may be ill-equipped to support our needs, especially in non-routine circumstances like an FDA inspection or medical crisis, such as widespread contamination. We also do not have contracts with many of these suppliers, and we may not be able to contract with them on acceptable terms or at all. Accordingly, we have experienced and we may in the future experience delays in receiving key raw materials to support clinical or commercial manufacturing.
In addition, some raw materials are currently available from a single supplier, or a small number of suppliers. We cannot be sure that these suppliers will remain in business or that they will not be purchased by one of our competitors or another company that is not interested in continuing to produce these materials for our intended purpose. In addition, the lead time needed to establish a relationship with a new supplier can be lengthy, and we may experience delays in meeting demand in the event we must switch to a new supplier. The time and effort to qualify a new supplier could result in additional costs, diversion of resources or reduced manufacturing yields, any of which would negatively impact our operating results. Further, we may be unable to enter into agreements with a new supplier on commercially reasonable terms or at all, which could have a material adverse impact on our business.
We are subject to significant regulatory oversight with respect to manufacturing our products and product candidates. Our manufacturing facilities or the manufacturing facilities of our third-party manufacturers or suppliers may not meet regulatory requirements. Failure to meet GMP requirements set forth in regulations promulgated by the FDA, the EMA and other comparable regulatory authorities could result in significant delays in and costs of our products.
The manufacturing of immunotherapies for clinical trials or commercial sale is subject to extensive regulation. GMP requirements govern manufacturing processes and procedures, including record-keeping, and the implementation and operation of quality systems to control and assure the quality of products and materials used in our products and product candidates. Poor control of the GMP production processes can lead to product quality failures that can impact our ability to supply product, resulting in loss of potential product sales revenue, cost overruns and delays to clinical timelines for our clinical programs, which could be extensive. Such production process issues include but are not limited to:
•critical deviations in the manufacturing process;
•facility and equipment failures;
•contamination of the product due to an ineffective quality control strategy;
•facility contamination as assessed by the facility and utility environmental monitoring program;
•ineffective process, equipment or analytical change management, resulting in failed lot release criteria;
•raw material failures due to ineffective supplier qualification or regulatory compliance issues at critical suppliers;
•ineffective product stability;

•failed lot release or facility and utility quality control testing;
•ineffective corrective actions or preventative actions taken to correct or avoid critical deviations due to our developing understanding of the manufacturing process as we scale; and
•failed or defective components or consumables.
We must supply all necessary documentation in support of a BLA or other marketing authorization application on a timely basis and must adhere to the FDA’s, the EMA’s and other countries’ GMP requirements, which are enforced, in the case of the FDA, in part through its facilities inspection program.
Regulatory authorities typically require representative manufacturing site inspections to assess adequate compliance with GMPs and manufacturing controls as described in the filing. If either we or one of our third-party manufacturing sites fail to provide sufficient quality assurance or control, approval to continue delivery of our commercial product or to commercialize our product candidates may not be granted. Inspections by regulatory authorities may be announced or unannounced and may occur at any time during the development or commercialization phase. The inspections may be product-specific or facility-specific for broader GMP inspections, or as a follow up to market or development issues that the regulatory agency may identify. Deficient inspection outcomes may result in adverse regulatory action, including the issuance of untitled or warning letters, which could influence our ability, or the ability of our third-party manufacturers or suppliers, to fulfill supply obligations, impacting or delaying supply or delaying programs. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including, but not limited to, clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or products, operating restrictions, and criminal prosecutions, any of which could significantly and adversely affect supplies of our products and product candidates (including those of our collaborators) and our overall business operations.
The manufacturing process for any product is subject to the FDA’s, the EMA’s and other regulatory authorities’ approval processes, and we may need to contract with manufacturers whom we believe can meet applicable regulatory authority requirements on an ongoing basis. If we or our third-party manufacturers are unable to reliably manufacture to specifications acceptable to the FDA, the EMA or other regulatory authorities, we or our collaborators may not obtain or maintain the approvals we or they need to release and deliver such products. Even if we or our collaborators obtain regulatory approval for any of our immunotherapies, there is no assurance that either we or our CMOs will be able to manufacture our product candidates to specifications acceptable to the FDA, the EMA or other regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential launch of the product, or to meet potential future demand. Any of these challenges could delay completion of clinical trials, require bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidates, impair commercialization efforts or increase our cost of goods. The occurrence of any of the foregoing could have an adverse effect on our business, financial condition, results of operations and growth prospects.
In addition, we may not have direct control over the ability of our CMOs to maintain adequate quality control, quality assurance and qualified personnel. Furthermore, all of our CMOs are engaged with other companies to supply or manufacture materials or products for such companies, which exposes our CMOs to regulatory risks for the production of such materials and products. As a result, failure to meet the regulatory requirements for the production of those materials and products may generally affect the regulatory status of our CMOs’ facilities, and could result in the sanctions and other adverse outcomes described above. Our potential future dependence upon others for the manufacture of our products, product candidates and raw materials may adversely affect our future operating results and our ability to commercialize any products that receive regulatory approval on a timely and competitive basis.
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
We currently rely, and expect to continue to rely, on third parties, such as CROs, clinical data management organizations, collaborators, medical institutions and clinical investigators, to conduct various and significant elements of our clinical trials. Furthermore, we currently rely, and expect to continue to rely, on third parties to conduct certain research and preclinical testing activities. In some cases, these third parties may terminate their engagements with us. If we need to enter into alternative arrangements, it would delay our discovery or product development activities.
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
Moreover, the FDA requires us to comply with GCP for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. We are also required to register ongoing clinical trials and post the results of completed clinical trials on a U.S. government-sponsored database, ClinicalTrials.gov, within certain timeframes. Failure to do so can result in fines, adverse publicity, and civil and criminal sanctions. For any violations of laws and regulations during the conduct of our preclinical studies and clinical trials, we could be subject to warning letters or enforcement action that may include civil penalties up to and including criminal prosecution.
We and our CROs are required to comply with regulations, including GCP, for conducting, monitoring, recording and reporting the results of preclinical studies and clinical trials to ensure that the data and results are scientifically credible and accurate and that the trial participants are adequately informed, among other things, of the potential risks of participating in clinical trials. We are also responsible for ensuring that the rights of our clinical trial participants are protected. These regulations are enforced by the FDA, the regulatory authorities of the EU member states, and comparable regulatory authorities of other jurisdictions for any product candidates in clinical development. The FDA enforces GCP regulations through periodic inspections of clinical trial sponsors, principal investigators and trial sites. If we or our CROs fail to comply with applicable GCP, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable regulatory authorities of other jurisdictions may require us to perform additional clinical trials before approving our marketing applications. We cannot be sure that, upon inspection, the FDA will determine that any of our future clinical trials will comply with GCP. In addition, our clinical trials must be conducted with product candidates produced in accordance with the requirements of GMP regulations. Our failure or the failure of our CROs to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process and could also subject us to enforcement action.
Although we have designed, and in the future intend to design the clinical trials for certain of our product candidates, our collaborators will design the clinical trials that they are managing (in some cases, with our input) and in the case of clinical trials controlled by us, we expect that CROs will conduct all of the clinical trials. As a result, many important aspects of our development programs, including their conduct and timing, are outside of our direct control. Our reliance on third parties to conduct future preclinical studies and clinical trials results in less direct control over the management of data developed through preclinical studies and clinical trials than would be the case if we were relying entirely upon our own staff. Communicating with outside parties can also potentially lead to mistakes as well as difficulties in coordinating activities. Outside parties may:
•have staffing difficulties;
•fail to comply with contractual obligations;
•experience regulatory compliance issues;

•undergo changes in priorities or become financially distressed;
•form relationships with other entities, some of which may be our competitors;
•make human errors; or
•be subject to cyberattacks.
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
We also rely on other third parties to transport, store and distribute the required materials for our clinical trials. In the past, certain of our third-party vendors have mishandled our materials, resulting in loss of full or partial lots of material. Any further performance failure on the part of these third parties could result in damaged products and could delay clinical development or marketing approval of any product candidates we may develop or commercialization of our medicines, if approved, producing additional losses and depriving us of potential product sales revenue, causing us to default on our contractual commitments, result in losses that are not covered by insurance, and damage our reputation and overall perception of our products in the marketplace. Each of the risks set forth above continues to be affected by the spread of COVID-19 globally, even as the virus begins to enter an endemic phase.
Our existing collaborations, or any future collaboration arrangements that we may enter into, may not be successful, which could significantly limit the likelihood of receiving the potential economic benefits of the collaboration and adversely affect our ability to develop and commercialize our products and product candidates.
We have entered into collaborations under which our collaborators have provided, and may in the future provide, funding and other resources for developing and commercializing our products and product candidates. We expect to enter into additional collaborations to access additional funding, capabilities and/or expertise in the future. Our existing collaborations, and any future collaborations we enter into, may pose a number of risks, including the following:
•collaborators may not perform or prioritize their obligations as expected;
•the clinical trials conducted as part of such collaborations may not be successful;
•collaborators may not pursue development and commercialization of any product candidates and products that achieve regulatory approval or may elect not to continue or renew development or commercialization of programs based on clinical trial results, changes in the collaborators’ focus or available funding (for example, we are aware that there have been allegations that Fosun International Ltd., an affiliate of our collaboration partner Fosun Pharma, is facing liquidity risks), or external factors, such as an acquisition, that divert resources or create competing priorities;
•collaborators may delay clinical trials, provide insufficient funding for clinical trials, stop a clinical trial, abandon a product candidate, repeat or conduct new clinical trials, or require a new formulation of a product candidate for clinical testing;
•collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;
•product candidates developed in collaborations with us may be viewed by our collaborators as competitive with their own product candidates or products, which may cause collaborators to cease to devote resources to the development or commercialization of our product candidates;
•a collaborator with marketing and distribution rights to one or more of our product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of any such product;
•disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development of any product candidates, may cause delays or termination of the research, development or commercialization of such product candidates, may lead to additional responsibilities for us with respect to such product candidates, or may result in litigation or arbitration, any of which would be time-consuming and expensive;
•collaborators may not properly maintain, protect, defend or enforce our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;
•disputes may arise with respect to the ownership of intellectual property developed pursuant to our collaborations;
•collaborators may infringe, misappropriate or otherwise violate the intellectual property rights of third parties, which may expose us to litigation and potential liability;
•collaborations may be terminated for the convenience of the collaborator and, if terminated, the development of our product candidates may be delayed, and we could be required to raise additional capital to pursue further development or commercialization of the applicable product candidates;
•future relationships may require us to incur non-recurring and other charges, increase our near- and long-term expenditures, issue securities that dilute our existing shareholders, or disrupt our management and business;
•we could face significant competition in seeking appropriate collaborators, and the negotiation process is time-consuming and complex; and
•our international operations through any future collaborations, acquisitions or joint ventures may expose us to certain operating, legal and other risks not encountered in Germany or the United States.
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
Disputes may also arise between us and our licensors regarding intellectual property subject to a license agreement, including:
•the scope of rights granted under the license agreement and other interpretation-related issues;
•whether and the extent to which our technology and processes infringe, misappropriate or otherwise violate the intellectual property of the licensor that is not subject to the licensing agreement;
•our right to sublicense patent and other intellectual property rights to third parties under collaborative relationships;
•our diligence obligations with respect to the use of the licensed intellectual property and technology in relation to our development and commercialization of our product candidates, and what activities satisfy those diligence obligations;
•the ownership of inventions, trade secrets, know-how and other intellectual property resulting from the joint creation or use of intellectual property by our licensors and us and our collaborators; and
•the priority of invention of patented technology; and
•including amounts to be paid pursuant to certain program milestones being achieved or to royalty obligations, including the triggering of royalty obligations and amounts to be paid pursuant thereto.
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

We and our collaborators rely on third parties to manufacture certain of our clinical product supplies, and we may have to rely on third parties to produce and process our product candidates, if approved.
Although we expect to continue using our own clinical manufacturing facilities where available, we also rely on outside vendors to manufacture supplies and process our product candidates. We only manufacture our COVID-19 vaccine on a commercial scale and may not be able to achieve commercial-scale manufacturing and processing for our other product candidates, if approved, and may be unable to create an inventory of mass-produced, off-the-shelf product to satisfy demands for our product candidates, if approved.
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
In addition, our reliance on a limited number of CMOs exposes us to the following risks:
•we may be unable to identify manufacturers on acceptable terms or at all because the number of potential manufacturers is limited and the FDA or other regulatory authorities may have questions regarding any replacement contractor. This may require new testing and regulatory interactions. In addition, a new manufacturer would have to be educated in, or develop substantially equivalent processes for, production of our products after receipt of regulatory authority questions, if any;
•our CMOs might be unable to timely formulate and manufacture our product or produce the quantity and quality required to meet our clinical and commercial needs, if any;
•CMOs may not be able to execute our manufacturing procedures appropriately;
•our future CMOs may not perform as agreed or may not remain in the contract manufacturing business for the time required to supply our clinical trials or to successfully produce, store and distribute our products;
•manufacturers are subject to ongoing periodic unannounced inspection by the FDA, the U.S. Drug Enforcement Administration and corresponding state agencies and by regulatory authorities in other jurisdictions to ensure strict compliance with GMP and other government regulations and corresponding standards in other jurisdictions. We do not have control over CMOs’ compliance with these regulations and standards;
•we may not own, or may have to share, the intellectual property rights to any improvements made in the manufacturing process for our products;
•our CMOs could breach or terminate their agreement with us; and
•our CMOs would also be subject to the same risks we face in developing our own manufacturing capabilities, as described above.
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
Certain of our collaborators currently rely on CMOs located outside of the United States to manufacture their clinical materials, and we expect to rely on CMOs located outside of the United States in the future. Such ex-U.S. CMOs may be subject to or affected by U.S. legislation, executive orders, regulations, or investigations, including but not limited to the proposed BIOSECURE Act, the Executive Order on Preventing Access to Americans’ Bulk Sensitive Personal Data and United States Government-Related Data by Countries of Concern, sanctions, trade restrictions and other U.S. and other regulatory requirements, which could increase the cost or reduce the supply of material available to us, delay the procurement or supply of such material, delay or impact clinical trials, have an adverse effect on our ability to secure significant commitments from governments to purchase our potential therapies and adversely affect our financial condition and business prospects.
We are dependent on single source suppliers for some of the components and materials used in, and the processes required to develop, our COVID-19 vaccine and our product candidates.
We currently depend on single source suppliers for some of the components and materials used in, and manufacturing processes required to develop, our COVID-19 vaccine and our product candidates. We cannot ensure that these suppliers or service providers will remain in business, or have sufficient capacity or supply to meet our needs, or that they will not be purchased by one of our competitors or another company that is not interested in continuing to work with us. Our use of single source suppliers of raw materials, components, key processes and finished goods exposes us to several risks, including disruptions in supply, price increases or late deliveries. There are, in general, relatively few alternative sources of supply for substitute components. These vendors may be unable or unwilling to meet our future demands for our clinical trials or commercial sale. Establishing additional or replacement suppliers for these components, materials and processes could take a substantial amount of time and it may be difficult to establish replacement suppliers who meet regulatory requirements. Any disruption in supply from any single source supplier or service provider could lead to supply delays or interruptions which would damage our business, financial condition, results of operations and prospects.
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
Our reliance on these suppliers, service providers and manufacturers subjects us to a number of risks that could harm our reputation, business and financial condition, including, among other things:
•delays to the development timelines for our product candidates;
•interruption of supply resulting from modifications to or discontinuation of a supplier’s operations;
•delays in product shipments resulting from uncorrected defects, reliability issues, or a supplier’s variation in a component;
•a lack of long-term supply arrangements for key components with our suppliers;
•inability to obtain adequate supply in a timely manner, or to obtain adequate supply on commercially reasonable terms;
•difficulty and cost associated with locating and qualifying alternative suppliers for our components in a timely manner;
•production delays related to the evaluation and testing of components from alternative suppliers, and corresponding regulatory qualifications;
•delay in delivery due to our suppliers’ prioritizing other customer orders over ours;
•damage to our reputation caused by defective components produced by our suppliers; and
•fluctuation in delivery by our suppliers due to changes in demand from us or their other customers.
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
Our commercial success depends in part on our ability to obtain, maintain, protect, defend and enforce patent and other intellectual property, including trade secret and know-how, protection for our COVID-19 vaccine and for our product candidates, proprietary technologies and their uses, as well as our ability to operate, develop, manufacture and commercialize our COVID-19 vaccine or one or more of our product candidates without infringing, misappropriating or otherwise violating the intellectual property or other proprietary rights of our competitors or any other third parties, including any non-practicing entities or patent assertion entities. We generally seek to protect our intellectual property position by filing and/or licensing patent applications in the European Union, the United States and elsewhere related to our product candidates, proprietary technologies (including methods of manufacture) and their uses that are important to our business. Our patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless, and until, patents issue from such applications, and then only to the extent that the issued claims cover third parties’ activities in the countries in which they are performed. We cannot be certain that the claims in any of our patent applications will be considered patentable by the United States Patent and Trademark Office, or the USPTO, courts in the United States or the patent offices and courts in other jurisdictions, including Europe, nor can we be certain that any claim in our issued patents will not be found invalid or unenforceable if challenged. Accordingly, there can be no assurance that our patent applications or those of our licensors will result in additional patents being issued or that issued patents will adequately cover our COVID-19 vaccine or our product candidates, or otherwise afford sufficient protection against competitors with similar technology, nor can there be any assurance that issued patents will not be infringed, designed around, invalidated or held unenforceable. Furthermore, we may not be able to apply for patents on certain aspects of our current or future products or product candidates, proprietary technologies and their uses in a timely fashion, at a reasonable cost, in all jurisdictions, or at all, and any potential patent protection we obtain may not be sufficient to prevent substantial competition.
Even claims of issued patents may later be found invalid or unenforceable, or may be modified or revoked in proceedings before various patent offices or in courts in the United States, Europe or other jurisdictions. The degree of future protection for our intellectual property and other proprietary rights is uncertain. Only limited protection may be available and may not adequately protect our rights or permit us to gain or keep any competitive advantage. If we do not adequately obtain, maintain, protect, defend and enforce our intellectual property and proprietary technology, competitors may be able to use our products, product candidates and proprietary technologies and erode or negate any competitive advantage we may have, which could have a material adverse effect on our financial condition and results of operations.
The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that we or any of our current or future licensors or collaborators will be successful in prosecuting, obtaining, protecting, maintaining, enforcing or defending patents and patent applications necessary or useful to protect our products or product candidates, proprietary technologies (including methods of manufacture) and their uses. These risks and uncertainties include, from time to time, the following:
•the USPTO and various other governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patenting process, the noncompliance with which can result in abandonment or lapse of a patent or patent application or a finding that a patent is unenforceable, and partial or complete loss of patent rights in the relevant jurisdiction;
•patent applications may not result in any patents being issued;
•claims of issued patents that we own (solely or jointly) or have in-licensed may be challenged, invalidated, modified, revoked, circumvented, found to be unenforceable or otherwise may not provide any competitive advantage;
•other parties may have designed around our patent claims or developed technologies that may be related or competitive to our COVID-19 vaccine or to our product candidates or other technologies, may have filed or may file patent applications and may have received or may receive patents that overlap or conflict with our patent filings, either by claiming the same or overlapping methods, products, reagents, tools or devices or by claiming subject matter that could dominate one or more of our patent claims;
•any successful opposition to claims of any patents owned by or in-licensed to us could deprive us of rights necessary for the development and exploitation of our COVID-19 vaccine or our product candidates and other technologies, or the successful commercialization of any product candidates and other technologies that we may develop;
•because patent applications in the United States and most other jurisdictions are confidential for a period of time after filing, we cannot be certain that we, our co-owners or our licensors were the first to file any patent application related to our product candidates, proprietary technologies and their uses;
•a court or patent office proceeding, such as a derivative action or interference, can be provoked or instituted by a third party or a patent office, and might determine that one or more of the inventions described in our patent filings, or in those we licensed, was first invented by someone else, so that we may lose rights to such invention(s);

•a court or other patent proceeding, such as an inter partes review, post grant review or opposition, can be instituted by a third party to challenge the inventorship, scope, validity and/or enforceability of our patent claims and might result in invalidation or revision of one or more of our patent claims, or in a determination that such claims are unenforceable;
•there may be significant pressure on the U.S. government and international governmental bodies to limit the scope of patent protection both inside and outside the United States for disease treatments that prove successful, as a matter of public policy regarding worldwide health concerns; existing legislation (for example, in the United States, the Public Readiness and Emergency Preparedness Act, etc.) may be interpreted, and new legislation may be passed, to permit third-party use of patented technologies relating to a public health concern, with little or no compensation to the patent holder(s); and
•countries other than the United States may have patent laws less favorable to patentees than those upheld by U.S. courts, allowing competitors a better opportunity to create, develop and market competing product candidates.
The patent position of biopharmaceutical companies generally is highly uncertain, involves complex legal and factual questions, and has been the subject of much litigation in recent years. The standards that the USPTO and its counterparts use to grant patents are not always applied predictably or uniformly and can change. Similarly, the ultimate degree of protection that will be afforded to biotechnology inventions, including ours, in the United States and other countries, remains uncertain and is dependent upon the scope of the protection decided upon by patent offices, courts and lawmakers. Moreover, there are periodic changes in patent law, as well as discussions in the U.S. Congress and in other jurisdictions about modifying various aspects of patent law. There is no uniform, worldwide policy regarding the subject matter and scope of claims granted or allowable in pharmaceutical or biotechnology patents. In certain countries, for example, methods for the medical treatment of humans are not patentable. More generally, the laws of some countries do not protect intellectual property rights to the same extent as U.S. or EU laws, and those countries may lack adequate rules and procedures for granting, maintaining, protecting, defending and enforcing our intellectual property rights.
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
Furthermore, patents or other intellectual property rights that we may be able to secure for our COVID-19 vaccine or our other COVID-19 vaccine candidates could be restricted or preempted if governments determine that they will not enforce, or will require compulsory licensing of, technologies useful to address the spread of COVID-19.
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
The degree of future protection for our intellectual property and other proprietary rights is uncertain, and we cannot ensure that:
•any of our patents, or any of our pending patent applications, if issued, or those of our licensors, will include claims having a scope sufficient to protect our product(s), our product candidates and other technologies;
•any of our pending patent applications or those of our licensors may issue as patents;
•others will not or may not be able to make, use, offer to sell or sell products that are the same as or similar to our own but that are not covered by the claims of the patents that we own or license;
•we will be able to successfully commercialize our products on a substantial scale, if approved, before the relevant patents that we own or license expire;
•we were the first to make the inventions covered by each of the patents and pending patent applications that we own or license;
•we, our co-owners or our licensors were the first to file patent applications for these inventions;
•others will not develop similar or alternative products or technologies that do not infringe the patents we own or license;
•any of the claims of patents we own or license will be found to ultimately be valid and enforceable;
•any patents issued to us or our licensors will provide a basis for an exclusive market for our commercially viable product candidates and other technologies or will provide us with any competitive advantages;
•a third party may not challenge the claims of patents we own or license and, if challenged, a court would hold that such patent claims are valid, enforceable and infringed;
•we may develop or in-license additional proprietary technologies that are patentable;
•the patents of others will not have an adverse effect on our ability to issue patents, or otherwise on our business;
•our competitors do not conduct research, development, testing or commercialization activities in countries where we do not have enforceable patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;
•we will develop additional proprietary technologies, product(s) or product candidates that are separately patentable; and

•our, or our collaborators’, development and commercialization activities, including our manufacturing processes, or products will not infringe patents of our competitors or any other third parties, including any non-practicing entities or patent assertion entities.
Other companies or organizations may challenge our intellectual property rights or the intellectual property rights of our partners or may assert intellectual property rights that prevent us or our partners from developing and commercializing our COVID-19 vaccine or our product candidates and other technologies.
We practice in new and evolving scientific fields, the continued development and potential use of which has resulted in many different patents and patent applications from organizations and individuals seeking to obtain intellectual property protection in the fields. We own and in-license patent applications and issued patents that describe and/or claim certain technologies, including products, reagents, formulations, tools and methods including uses and manufacturing methods, or features or aspects of any of these. These issued patents and pending patent applications claim certain compositions of matter and methods relating to the discovery, development, testing, manufacture and commercialization of therapeutic modalities and our delivery technologies, including lipid nanoparticles, or LNPs. If we, our co-owners or our licensors are unable to obtain, maintain, protect, defend or enforce patent protection with respect to our products, product candidates and other technology and any other products, product candidates and technology that we may develop, our business, financial condition, results of operations and prospects could be materially harmed.
As the scientific fields mature, our known competitors and other third parties, many of whom have substantially greater resources than we do and many of whom have made significant investments in competing technologies, may seek or may have already obtained patents, and they have filed and will continue to file patent applications claiming inventions in the fields in the United States and elsewhere. This may limit, interfere with or eliminate our and our partners’ ability to make, use, sell, import or otherwise exploit our COVID-19 vaccine or our product candidates or other technologies. There is uncertainty about which patents will issue, and, if they do, as to when, to whom and with what claims. With respect to both in-licensed and owned intellectual property, we cannot predict whether the patent applications we and our licensors are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient protection from competitors.
We, our co-owners, our partners or our licensors may in the future become a party to patent proceedings or priority disputes in the United States, Europe or other jurisdictions. In the United States, the Leahy-Smith America Invents Act, or the America Invents Act, includes a number of significant changes that affect the way patent applications are prosecuted and also may affect patent litigation. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent through USPTO-administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. We expect that our competitors and other third parties will institute litigation and other proceedings, such as interference, reexamination and opposition proceedings, as well as inter partes and post-grant review proceedings against us and the patents and patent applications that we own and in-license. For example, various third parties have filed oppositions challenging our issued EP patent 2714071 which relates to our iNeST product candidates, and whose claims recite steps relating to neoantigen selection. While the patent was upheld through the opposition proceedings, some of the opposing parties have appealed that decision.
Additionally, we face ongoing COVID-19 vaccine-related patent litigation. Alnylam Pharmaceuticals Inc. has brought litigation against us and Pfizer regarding U.S. Patent Nos. 11,245,933; 11,382,979; 11,633,479; 11,633,480; 11,612,657; and 11,590,229, the latter five of which are continuations of the ‘933 Patent. In addition, CureVac SE initiated litigation against us regarding European patents 1857122B1 and 3708668B1 (EP’122 and EP’668 Patents), and three German utility models, or the CureVac IP, in Germany, and then a subsequent litigation was brought by us and Pfizer in the United States regarding U.S. Patent Nos. 11,135,312, 11,149,278 and 11,241,493 that are “U.S. counterparts” to the CureVac IP. CureVac responded with counterclaims asserting infringement of seven additional U.S. patents, U.S. Patent Nos. 10,760,070; 11,286,492; 11,345,920; 11,471,525; 11,576,966; 11,596,686, and 11,667,910. BioNTech and Pfizer also initiated proceedings seeking the revocation of the EP’122 and EP’668 Patents in the Business and Property Courts of England and Wales. In addition, BioNTech filed a nullity action in the Federal Patent Court of Germany seeking a declaration that the EP’122 Patent is invalid, initiated cancellation actions against the CureVac IP in the German Patent and Trademark Office, and filed an opposition proceeding in the European Patent Office seeking the revocation of EP’668. CureVac initiated a second litigation against us in Germany regarding European patent EP4023755B1 (EP’755 Patent), and two Utility Models DE202021004123U1 and DE202021004130U1. BioNTech filed an opposition proceeding seeing the revocation of EP’755 and cancellation actions against DE’123 and DE’130. ModernaTX, Inc., or Moderna, has brought litigation against us and Pfizer regarding European patents 3590949B1 and 3718565B1 (EP’949 and EP’565 Patents) in Germany, England and Wales, the Netherlands, Ireland, and Belgium, and regarding U.S. Patent Nos. 10,898,574,

10,702,600, and 10,933,127 in the United States. BioNTech and Pfizer also initiated proceedings seeking the revocation of the EP’949 and EP’565 Patents in the Business and Property Courts of England and Wales and have filed opposition proceedings in the European Patent Office seeking the revocation of the EP’949 and EP’565 Patents. BioNTech and Pfizer have filed petitions for inter partes review before the Patent Trial and Appeal Board in the U.S. with respect to U.S. Patent Nos. 10,702,600 and 10,933,127. Arbutus Biopharma Corp. and Genevant Sciences GmbH have brought litigation against us and Pfizer in the United States regarding U.S. Patent Nos. 9,504,651; 8,492,359; 11,141,378; 11,298,320; and 11,318,098. Promosome initiated litigation against us and Pfizer in the United States regarding U.S. Patent No. 8,853,179; it has since been dismissed with prejudice. We cannot guarantee that we will not become subject to additional COVID-19 vaccine patent infringement lawsuits in the future. In addition, should Pfizer not prevail in any of the ongoing COVID-19 vaccine patent infringement lawsuits to which it is a party, Pfizer may seek to require us to indemnify Pfizer for losses suffered therefrom as well as any losses from future COVID-19 vaccine patent infringement lawsuits in which it does not prevail. We believe we have strong defenses against each of these claims and intend to vigorously defend ourselves in each proceeding, but we can make no assurances regarding the ultimate outcome of any of these matters.
We expect that we will continue to be subject to similar proceedings or priority disputes, including oppositions, in Europe or other jurisdictions relating to patents and patent applications in our portfolio.
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
We may not be successful in obtaining, maintaining, protecting or defending the necessary intellectual property rights to allow us to identify and develop product candidates, and test product components and manufacturing processes for our development pipeline.
We currently have rights to certain intellectual property through our owned and in-licensed patents and other intellectual property rights relating to identification, development and testing of our product candidates or other technologies. As our activities may involve additional product candidates or services that could require the use of intellectual property and other proprietary rights held by third parties, the growth of our business could depend in part on our ability to acquire, in-license or use such intellectual property and proprietary rights. In addition, our product candidates may require specific formulations to work effectively and efficiently and these intellectual property and other proprietary rights may be held by others. We may be unable to secure such licenses or otherwise acquire or in-license any compositions, methods of use, processes or other third-party intellectual property rights from third parties that we identify as necessary, on reasonable terms, or at all, for product candidates and other technologies that we may develop. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies are also pursuing strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, cash resources, and greater clinical development and commercialization capabilities.
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
Patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after its first effective non-provisional filing date, assuming maintenance fees are timely paid after the patent has issued. Most other jurisdictions also provide a 20-year nominal patent term, though many require payment of regular, often annual, annuities to maintain pendency of an application or viability of an issued patent. In some jurisdictions, one or more options for extension of a patent term may be available, but even with such extensions, the lifespan of a patent, and the protection it affords, is limited. Even if patents covering our product candidates, proprietary technologies and their uses are obtained, once the patent term has expired, we may be subject to competition from third parties that can then use the inventions included in such patents to create competing products and technologies. In addition, although upon issuance in the United States a patent’s life can be increased based on certain delays caused by the USPTO, this increase can be reduced or eliminated based on certain delays caused by the patent applicant during patent prosecution. The USPTO can also require, in certain circumstances, that the expiration date of a subject patent be shortened by the filing of a terminal disclaimer over one or more patents that may expire sooner than the subject patent. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such product candidates might expire before or shortly after such candidates are commercialized. If any patents that we own or in-license expire, we would not be able to stop others from using or commercializing similar or identical technology and products, and our competitors could market competing products and technology. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

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
Moreover, we may disagree from time to time with licensors or collaborators regarding, among other things, the interpretation of each party’s obligations or the amounts payable under our agreements. For example, we are in ongoing discussions with the University of Pennsylvania and the National Institute of Health, or NIH, concerning royalties and other related amounts allegedly owed on sales of our COVID-19 vaccine since commercialization. We and the NIH have exchanged detailed characterizations of our positions and NIH has delivered a communication threatening to send a notice of default for breach of our agreement. While we disagree with the positions being taken by the University of Pennsylvania and NIH, the ultimate outcome of these matters is uncertain and we cannot guarantee that our interpretation of these license agreements will prevail, or that we will not ultimately need to pay some or all of the royalty and other related amounts in dispute.
If we are found to have failed to satisfy obligations or materially breached any of our agreements, such as licenses to third-party intellectual or any disagreements between us and our licensors, a licensor could potentially have the right or reason to terminate the license, to exercise the option of a non-exclusive license, which would allow our competitors to have access to the same intellectual property and technology licensed to us. Our existing license agreements impose, and we expect that future license agreements will impose, various diligence, milestone and royalty payment, exclusivity and other obligations on us. If we fail to comply with our obligations under these agreements, including royalty payments, or we are subject to a bankruptcy, the licensor may have the right to terminate the license agreement, in which event we would not be able to develop, market and commercialize product(s) or product candidates covered by the license agreement. In spite of our best efforts and even if we disagree, our licensors might still conclude that we have materially breached our license agreements and might therefore terminate the license agreements, thereby removing our ability to develop, test and commercialize the product(s) or product candidates covered by these license agreements. In the event that any of our license agreements were to be terminated by the licensor, we may need to negotiate new or reinstated agreements, which may not be available to us on equally favorable terms, or at all. If these license agreements are rightfully terminated, or if the underlying patents or other intellectual property fail to provide the intended exclusivity, competitors would have the freedom to seek regulatory approval of, and to market and commercialize, products similar or identical to ours, and our licensors may be able to seek additional judicial remedies. In addition, we may seek to obtain additional licenses from our licensors and, in connection with obtaining such licenses, we may agree to amend our existing license agreements in a manner that may be more favorable to the licensors, including by agreeing to terms that could enable third parties (potentially including our competitors) to receive licenses to a portion of the intellectual property that is subject to our existing licenses. Failure to prevail with respect to any contractual disagreements could result in a material adverse effect on our competitive position, business, financial conditions, results of operations or prospects, particularly if discussions result in legal or other dispute resolution proceedings.
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

In addition, the U.S. government requires that any products embodying any such inventions or produced through the use of any such inventions be manufactured substantially in the United States. This preference for U.S. industry may be waived by the federal agency that provided the funding if the owner or assignee of the intellectual property can show that reasonable but unsuccessful efforts have been made to grant licenses on similar terms to potential licensees that would be likely to manufacture the products substantially in the United States or that under the circumstances domestic manufacture is not commercially feasible. We may not be able to obtain a waiver of this preference for U.S. industry, and this preference may limit our ability to contract with non-U.S. product manufacturers for products covered by such intellectual property. To the extent any of our owned or in-licensed future intellectual property is generated through the use of U.S. government funding, the provisions of the Bayh-Dole Act may similarly apply. If we or our licensors are unable to secure an exemption to these manufacturing requirements, if we comply with them, or if we are unable to comply with them, we may experience a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.
Our current proprietary position for certain products and product candidates depends upon our owned or in-licensed patent filings covering components, manufacturing-related methods, formulations and/or methods of use, which may not adequately prevent a competitor or other third party from using the same product candidate for the same or a different use.
Composition of matter patent protection is generally considered to be desirable because it provides protection without regard to any particular method of use or manufacture or formulation. While we have pursued or obtained patent protection covering components of certain product candidates and tests, manufacturing-related methods, formulations and/or methods of use, we have not yet obtained patent protection for all components of certain product candidates and tests, manufacturing-related methods, formulations and/or methods of use. For instance, we do not currently have any claims in our owned or in-licensed issued U.S. patents that cover the overall construct used in our iNeST product candidates.  We also cannot be certain that claims in any future patents issuing from our pending owned or in-licensed patent applications or our future owned or in-licensed patent applications will cover the composition of matter, tests, manufacturing-related methods, formulations and/or methods of use of our current or future product candidates. Method of use patents protect the use of a product for the specified method and formulation patents cover formulations to deliver therapeutics. These types of patents do not prevent a competitor or other third party from developing, testing, marketing or commercializing a similar or identical product for an indication that is outside the scope of the patented method or from developing a different formulation that is outside the scope of the patented formulation. Moreover, with respect to method of use patents, even if competitors or other third parties do not actively promote their product for our targeted indications or uses for which we may obtain patents, physicians may recommend that patients use these products off-label, or patients may do so themselves. Although off-label use may infringe or contribute to the infringement of method of use patents, the practice is common and this type of infringement is difficult to prevent or enforce. Consequently, we may not be able to prevent third parties from practicing our inventions in the United States or abroad.
Intellectual property rights of third parties could adversely affect our ability to commercialize our product(s) and product candidates, and we might be required to litigate or obtain licenses from third parties in order to develop, test or market our product(s) and product candidates.
Because our products and product candidates are still in early stages of development, testing or commercialization, and one or more features of the products or product candidates, or related technologies such as their manufacture, formulation, testing or use, may still change, we cannot be confident that we are aware of all third-party intellectual property that might be relevant to products that we eventually hope to commercialize. Furthermore, even if all aspects of our product(s) or product candidates, or of other technology, were known, it is possible that third-party intellectual property, which may or may not currently be public, could develop in a manner (for example, through issuance of additional patents) that could impede our ability to make or use relevant products or product candidates, or other technology. Various third-party competitors practice in relevant spaces, and may have issued patents, or patent applications that will issue as patents in the future, that will impede or preclude our ability to commercialize products. Furthermore, while U.S. patent laws provide a “safe harbor” to our clinical product candidates under 35 U.S.C. § 271(e)(1), which exempts from patent infringement activities related to pursuing FDA approval for a drug product, that exemption expires when an NDA or BLA is submitted. Accordingly, after such submission (including for certain formulations of our COVID-19 vaccine), the 271(e)(1) safe harbor may no longer provide the same level of protection from third party patent infringement claims for that product. We may become exposed to lawsuits from third parties who consider our COVID-19 vaccine to infringe their patents. More generally, given the uncertainty of clinical trials, we cannot be certain of the timing of their completion and it is possible that we might want to submit an NDA or BLA at a time when one or more relevant third-party patents is in force. Thus, it is possible that at the time that we commercialize our product candidates, one or more third parties may have issued patent claims that cover such products or critical features of their production, testing or use. We may not be able to commercialize our products if patents issued to third parties or other third-party intellectual property rights cover, or may be alleged to cover, our products or elements thereof, or their methods of manufacture, testing or use at the time that we seek to commercialize them. In such cases, we may not be in a position to develop, test or commercialize product candidates unless we successfully pursue litigation to nullify or invalidate the third-party intellectual property right concerned, successfully design around their claims, or enter into a license agreement with the intellectual property right holder(s). Such litigation or licenses could be costly, licenses could not be available on commercially reasonable terms or at all, and design-around could be prohibitively expensive or impossible.
Additionally, with respect to our products, product candidates and related technologies that may play a role in addressing a pandemic or other public health emergency, it is unclear whether governments around the world will protect vaccine manufacturers for liability from infringement of third party intellectual property, at least during the period of such public health emergency. Thus, it is possible that third parties may assert intellectual property rights against us relating to our COVID-19 vaccine, and that we will not be successful in arguing that commercialization of our COVID-19 vaccine is exempted from infringement and/or liability for infringement (for example, under 35 U.S.C. § 271(e)(1), discussed above, or under the Public Readiness and Emergency Preparedness Act, or the PREP Act, etc.). Furthermore, even if such commercialization was deemed protected from infringement during the period of the pandemic crisis, now that various global and U.S. agencies have declared an end to the global COVID-19 public health emergency, any such exemption may be terminated so that continuing commercialization could expose us to liability, and might even be precluded if third party(ies) who hold relevant intellectual property rights are able to secure injunction(s) or are unwilling to license to us on commercially feasible terms.
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
Competitors and other third parties may infringe, misappropriate or otherwise violate our intellectual property rights or those of our licensors. To prevent infringement, misappropriation or other unauthorized use, we may be required to file claims, which can be expensive and time-consuming. In certain instances, we have instituted and may in the future institute inter partes review proceedings against issued U.S. patents and opposition proceedings against European patents owned by third parties. We have a number of opposition proceedings ongoing at the European Patent Office against third-party patents related to mRNA technologies; also, multiple oppositions have been filed against our EP patent number 2714071, which relates to our iNeST product candidates, and whose claims recite steps relating to neoantigen selection. While the claims of our issued EP patent 2714071 were upheld after opposition, there is currently an appeal pending. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our products, product candidates and services may be subject to claims of infringement of the patent rights of third parties.
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
Third parties, including our competitors to non-practicing entities or patent assertion entities, may assert that we are employing their intellectual property and other proprietary technology without authorization. There may be third-party patents or patent applications with claims to materials, formulations, testing, methods of manufacture or methods for treatment related to the use, development, testing, manufacture or commercialization of our COVID-19 vaccine or product candidates. For example, BioNTech SE and certain of our wholly owned subsidiaries are defendants in litigations initiated by CureVac SE, Alnylam Pharmaceuticals, Inc., ModernaTX, Inc., Arbutus Biopharma Corp. and Genevant Sciences GmbH regarding Comirnaty. See “Legal Proceedings.” As patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that our product(s) and/or product candidates may infringe. In addition, third parties may obtain patents in the future and claim that our technologies infringe upon these patents. If any third-party patents were held by a court of competent jurisdiction to cover the testing or manufacturing processes of any of our product(s) and/or product candidates, any molecules formed during the testing and manufacturing processes or any final product itself, the holders of any such patents may obtain injunctive or other equitable relief, which could effectively block our ability to develop, test and commercialize such product and/or product candidate unless we obtained a license under the applicable patents, or until such patents expire. Similarly, if any third-party patents were held by a court of competent jurisdiction to cover aspects of our formulations, processes for testing or manufacture or methods of use, including combination therapy, the holders of any such patents may be able to block our ability to develop, test and commercialize the applicable product and/or product candidate unless we obtained a license or until such patent expires. In either case, such a license may not be available on commercially reasonable terms, or at all, or may be non-exclusive.
Interference or derivation proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications or those of our licensors. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms or at all, or if a non-exclusive license is offered and our competitors gain access to the same intellectual property and technology. Our defense of litigation, interference, derivation or similar proceedings may fail and, even if successful, may result in substantial costs and distract our management, technical personnel and other employees. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds we need to continue our clinical trials and research programs, to license necessary technology from third parties or to enter into development or manufacturing collaborations that would help us bring our product(s) and/or product candidates to market.
Even if resolved in our favor, litigation or other legal proceedings relating to our intellectual property rights may cause us to incur significant expenses, and could distract our management, technical personnel and other employees from their normal responsibilities. Such proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such proceedings adequately. Some of our competitors may be able to sustain the costs of such proceedings more effectively than we can because of their greater resources in one or more aspects, or for other reasons. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could compromise our ability to compete in the marketplace.
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
Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments in any litigation or other intellectual property proceedings. If securities analysts or investors perceive these results to be negative, the price of the ADSs representing our ordinary shares could decline.
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
We have received confidential and proprietary information from third parties in the course of our research and other collaborations with others in the industry, academic institutions and other third parties. In addition, many of our employees, consultants and advisors are currently or were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants, independent contractors and advisors do not use the confidential or proprietary information, trade secrets or know-how of others in their work for us, we may be subject to claims that we have inadvertently or otherwise used or disclosed confidential or proprietary information, trade secrets or know-how of these third parties, or that our employees, consultants, independent contractors or advisors have inadvertently or otherwise used or disclosed confidential information, trade secrets or know-how of such individual’s current or former employer. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial cost and be a distraction to our management, technical personnel and other employees. Claims that we or our employees, consultants or advisors have misappropriated the confidential or proprietary information, trade secrets or know-how of third parties could have a material adverse effect on our business, financial condition, results of operations and prospects.

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
Furthermore, the laws of some other countries do not protect intellectual property and other proprietary rights or establish ownership of inventions to the same extent or in the same manner as the U.S. laws. A majority of our employees work in Germany and are subject to German employment law. Ideas, developments, discoveries and inventions made by such employees are subject to the provisions of the German Act on Employees’ Inventions, which regulates the ownership of, and compensation for, inventions made by employees. We face the risk that disputes can occur between us and our employees or former employees pertaining to alleged non-adherence to the provisions of this act that may be costly to defend and take up our management’s, technical personnel’s and other employees’ time and efforts whether we prevail or fail in any such dispute. There is a risk that the compensation we provided to employees who assign patents to us may be deemed to be insufficient and we may be required under German law to increase the compensation due to such employees for the use of the patents. In those cases, where employees’ rights have not been assigned to us, we may need to pay compensation for the use of those patents. If we are required to pay additional compensation or face other disputes under the German Act on Employees’ Inventions, our business, results of operations and financial condition could be adversely affected.
We will not seek to protect our intellectual property rights in all jurisdictions throughout the world, and we may not be able to adequately enforce our intellectual property rights even in the jurisdictions where we seek protection.
Filing, prosecuting and defending patents on product(s) and/or product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States, particularly those in Asia, including China, can be less extensive than those in the United States. In addition, the laws of some countries do not protect intellectual property rights to the same extent as laws in Germany and the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States to the same extent as within the United States, or from selling or importing products made using our inventions in and to the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own product candidates and further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our product(s) and/or product candidates, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.
Many companies have encountered significant problems in protecting and defending intellectual property rights in certain jurisdictions, particularly outside of Europe and the United States. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement, misappropriation or other violation of our patents and other intellectual property or development, testing, marketing and commercialization of competing products in violation of our owned or in-licensed intellectual property and other proprietary rights generally. Proceedings to enforce our intellectual property rights in such jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or in-license. In particular, the validity, enforceability and scope of protection of intellectual property in China, where we derive net sales and maintain collaboration partnership including licensing, are still evolving and historically, have not protected and may not protect in the future, intellectual property rights to the same extent as laws developed in Europe, including Germany, and the United States. Consequently, the time required to enforce our intellectual property rights in the legal regime of China may be lengthy and delay our recovery.
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
Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential collaborators or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours or collaborators may fail to use our trade names or trademarks appropriately or at all, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected. We may license our trademarks and trade names to third parties, such as distributors and collaborators. Though these license agreements may provide guidelines for how our trademarks and trade names may be used, a breach of these agreements or misuse or failure to use of our trademarks and trade names by our licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks, and trade names. Our efforts to enforce or protect our proprietary rights related to trademarks, trade names, trade secrets, know-how, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our business, financial condition, results of operations and prospects.
Intellectual property rights do not necessarily address all potential threats to our competitive advantage.
The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business or permit us to maintain our competitive advantage. For example:
•others may be able to make COVID-19 vaccines or therapies, and/or personalized cancer immunotherapies that are similar to our COVID-19 vaccine and/or any product candidates we may develop and commercialize or utilize similar technologies that are not covered by the claims of the patents that we now or may in the future own or have exclusively in-licensed;
•we, our co-owners or our licensors or future collaborators might not have been the first to make the inventions covered by the issued patents or pending patent applications that we own or have exclusively in-licensed;
•we, our co-owners or our licensors or future collaborators might not have been the first to file patent applications covering certain of our or their inventions;
•others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our owned or in-licensed intellectual property rights;

•it is possible that our pending patent applications or those that we may own or in-license in the future will not lead to issued patents;
•claims of issued patents that we own or have exclusively in-licensed may be held invalid or unenforceable, including as a result of legal challenges by our competitors;
•our competitors might conduct research, development, testing or commercialization activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;
•we may not develop additional proprietary technologies that are patentable;
•the patents of others may have an adverse effect on our business; and
•we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.
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
There may not be pharmacologic therapies approved to treat the underlying causes of many diseases that we may address in the future. For instance, we and our collaborators are applying our technology to develop therapeutics in indications such as certain rare diseases, including some for which no or few clinical trials have been attempted. As a result, any future design and conduct of clinical trials of product candidates for the treatment of certain rare diseases may take longer, be more costly, or be less effective as part of the novelty of development in these diseases. Even if we decide to conduct clinical trials and the FDA does find our success criteria to be sufficiently validated and clinically meaningful, we may not achieve the pre-specified endpoint to a degree of statistical significance in any pivotal or other clinical trials we or our collaborators may conduct for our programs. Further, even if we do achieve the pre-specified criteria, our trials may produce results that are unpredictable or inconsistent with the results of the more traditional efficacy endpoints in the trial. The FDA also could give overriding weight to other efficacy endpoints over a primary endpoint, even if we achieve statistically significant results on that endpoint, if we do not do so on our secondary efficacy endpoints. The FDA also weighs the benefits of a product against its risks and the FDA may view the efficacy results in the context of safety as not being supportive of licensure. Other regulatory authorities in Europe and other jurisdictions may make similar findings with respect to these endpoints.
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
Our clinical trial results may also not support approval. In addition, our product candidates could fail to receive regulatory approval for many reasons, including the following:
•the FDA, the EMA or comparable regulatory authorities may disagree with the design or implementation of our clinical trials;
•we may be unable to demonstrate to the satisfaction of the FDA, the EMA or comparable regulatory authorities that our product candidates are safe and effective for any of their proposed indications;
•the results of clinical trials may not meet the level of statistical significance required by the FDA, the EMA or comparable regulatory authorities for approval, including due to the heterogeneity of patient populations;
•we may be unable to demonstrate that our product candidates’ clinical and other benefits outweigh their safety risks;
•the FDA, the EMA or comparable regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;
•the data collected from clinical trials of our product candidates may not be sufficient to the satisfaction of the FDA, the EMA or comparable regulatory authorities to support the submission of a BLA or other comparable submissions or to obtain regulatory approval in the United States or elsewhere;
•the FDA, the EMA or comparable regulatory authorities will inspect our manufacturing facilities and may not approve our facilities or our manufacturing processes and controls; and
•the approval policies or regulations of the FDA, the EMA or comparable regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.
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
Our strategy includes filing for orphan drug designation where available for our product candidates. Under the U.S. Orphan Drug Act, the FDA may grant orphan drug designation to a drug or biologic intended to treat a rare disease or condition, which is defined as one occurring in a patient population of fewer than 200,000 in the United States, or a patient population of 200,000 or greater in the United States where there is no reasonable expectation that the cost of developing the drug or biologic will be recovered from sales in the United States. In the United States, orphan drug designation entitles a party to financial incentives, such as opportunities for grant funding toward clinical trial costs, tax advantages, and user-fee waivers. In addition, if a product that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications, including a full new drug application or a BLA, to market the same drug or biologic for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity or where the original manufacturer is unable to assure sufficient product quantity. Similar rules apply in the European Union with respect to drugs or biologics designated as orphan medicinal products.
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
There have been few approvals of gene therapy products in the United States and other jurisdictions, and there have been well-reported significant adverse events associated with their testing and use. Gene therapy products have the effect of introducing new DNA and potentially irreversibly changing the DNA in a cell. In contrast, mRNA is highly unlikely to localize to the nucleus, be reverse transcribed or integrated into the genome. Consequently, we expect that our products or product candidates will have a different potential side effect profile from gene therapies because they lack risks associated with altering cell DNA irreversibly. Further, we may avail ourselves of ways of mitigating side effects in developing our products and product candidates to address safety concerns that are not available to other products or product candidates classified as gene therapies, such as lowering the dose of our products or product candidates during repeat dosing or stopping treatment to potentially ameliorate undesirable side effects.
Regulatory requirements governing gene and cell therapy products have evolved and may continue to change in the future, and the implications for mRNA-based therapies is unknown. For example, the FDA has established the Office of Tissues and Advanced Therapies within CBER to consolidate the review of gene therapy and related products, and convenes the Cellular, Tissue and Gene Therapies Advisory Committee to advise CBER on its review. In the European Union, mRNA has been characterized as a gene therapy medicinal product. In certain countries, mRNA therapies have not yet been classified or any such classification is not known to us. Notwithstanding the differences between our mRNA product candidates and gene therapies, the classification of some of our mRNA product candidates as gene therapies in the United States, the European Union and potentially other counties could adversely impact our ability to develop our product candidates, and could negatively impact our platform and our business. For instance, a potential future clinical hold on gene therapy products across the field due to risks associated with altering cell DNA irreversibly could apply to our mRNA product candidates irrespective of the mechanistic differences between gene therapies and mRNA.

Adverse events reported with respect to gene therapies or genome editing therapies could adversely impact one or more of our programs. Although our mRNA product candidates are designed not to make any permanent changes to cell DNA, regulatory agencies or others could believe that adverse effects of gene therapy products caused by introducing new DNA and irreversibly changing the DNA in a cell could also be a risk for our approved mRNA products or investigational therapies, and as a result may delay one or more of our trials or impose additional testing for long-term side effects. Any new requirements and guidelines promulgated by regulatory review agencies may have a negative effect on our business by lengthening the regulatory review process, requiring us to perform additional or larger studies, or increasing our development costs, any of which could lead to changes in regulatory positions and interpretations, delay or prevent advancement or approval and commercialization of our product candidates or lead to significant post-approval studies, limitations or restrictions. As we advance our product candidates, we will be required to consult with these regulatory agencies and advisory committees and comply with applicable requirements and guidelines. If we fail to do so, we may be required to delay or discontinue development of some or all of our product candidates.
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
Approval by the FDA in the United States, if obtained, does not ensure approval by regulatory authorities in other countries or jurisdictions. In order to market our products or product candidates in any other jurisdiction, we must establish and comply with numerous and varying regulatory requirements on a jurisdiction-by-jurisdiction basis regarding safety and efficacy. In addition, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not guarantee regulatory approval in any other country. Approval processes vary among countries and can involve additional product testing and validation and additional administrative review periods.
Seeking regulatory approval in other jurisdictions could result in difficulties and costs for us and require additional preclinical studies or clinical trials which could be costly and time-consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our products in those countries. The European Union and other jurisdictions’ regulatory approval processes involve all of the risks associated with the FDA approval. If we fail to comply with regulatory requirements in certain markets or to obtain and maintain required approvals, or if regulatory approvals in certain markets are delayed, our target market will be reduced and our ability to realize the full market potential of our products will be unrealized.
Certain jurisdictions may have submission requirements for drug clinical trial and marketing applications that require us or our partners to submit substantial detailed materials related to non-clinical and clinical development and manufacturing and quality control to drug regulators or testing laboratories. This can include executed batch records for the production of biological products or other records or documents that set forth detailed information about the manufacturing process. If these records are disclosed, lost, or diverted to third parties or competitors during the application preparation process, this could negatively affect our ability to protect our intellectual property.
Our partners in different countries are subject to local regulatory requirements on the manufacturing and distribution of drugs and the implementation of clinical and non-clinical research. These include but are not limited to good manufacturing, distribution, laboratory, and clinical practice rules. If these companies do not comply with applicable standards, they could become the subjects of investigations and enforcement, including orders to cease the activities pending remediation that is acceptable to the government. Such an order or other similar enforcement could interfere with our clinical development activities both in that jurisdiction and others, if it impacts supply or the quality and transfer of data.
A third-party investigational product candidate used in combination with our product candidates may be unable to obtain regulatory approval, which may delay commercialization of our product candidates.
We are developing several of our product candidates to be used in combination with our and third-party product candidates. Even if any product candidate we develop were to receive marketing approval or be commercialized for use in combination with other existing products, we would continue to be subject to the risks that the FDA, the EMA or comparable regulatory authorities in other jurisdictions could revoke approval of the product used in combination with our product or that safety, efficacy, manufacturing or supply issues could arise with any of those existing products. If the products or product candidates we use in combination with our product candidates are replaced as the standard of care for the indications we choose for any of our product candidates, the FDA, the EMA or comparable regulatory authorities in other jurisdictions may require us to conduct additional clinical trials. The occurrence of any of these risks could result in our own products, if approved, being removed from the market or being less successful commercially. We also plan to evaluate current and future product candidates in combination with one or more product candidates that have not yet been approved for marketing by the FDA, the EMA or comparable regulatory authorities in other jurisdictions. We will not be able to market any product candidate we develop in combination with an unapproved product candidate if that unapproved product candidate does not ultimately obtain marketing approval. In addition, unapproved product candidates face the same risks described with respect to our product candidates currently in development and clinical trials, including the potential for serious adverse effects, delay in their clinical trials and lack of FDA, EMA or comparable regulatory authority approval.
If the FDA, the EMA or comparable regulatory authorities in other jurisdictions do not approve these other product candidates or revoke their approval of, or if safety, efficacy, manufacturing or supply issues arise with, the products or product candidates we choose to evaluate in combination with any product candidate we develop, we may be unable to obtain approval of or market any product candidate we develop.
Our COVID-19 vaccine and any other product candidates for which we receive approval or emergency use authorization are subject to continuing regulatory oversight, and we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense. We may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our products or product candidates.
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
If we fail to comply with applicable regulatory requirements following approval of any of our product candidates, a regulatory agency may:
•issue a warning letter asserting that we are in violation of the law;
•seek an injunction or impose civil or criminal penalties or monetary fines;
•suspend or withdraw regulatory approval or revoke a license;
•suspend any ongoing clinical studies;
•refuse to approve a pending BLA (or comparable approval) or supplements to a BLA (or comparable approval) submitted by us;
•seize product; or
•refuse to allow us to enter into supply contracts, including government contracts.
Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above may inhibit our ability to commercialize any approved products and generate revenues.
If any of our products or product candidates cause undesirable side effects, it could delay or prevent their regulatory approval, limit their commercial potential, or result in significant negative consequences following any potential marketing approval. Products or product candidates we may develop may be associated with an adverse immune response or other serious adverse events, undesirable side effects or unexpected characteristics. In addition to serious adverse events or side effects caused by any of our products or product candidates, the administration process or related procedures also can cause undesirable side effects. If any such events occur, the clinical trials of any of our product candidates could be suspended or terminated.
If in the future we are unable to demonstrate that such adverse events were caused by factors other than our product candidate, the FDA, the EMA or other regulatory authorities could order us to cease further development of, or deny approval of, any of our product candidates for any or all targeted indications. Even if we are able to demonstrate that all future serious adverse events are not product-related, such occurrences could affect patient recruitment or the ability of enrolled trial participants to complete the trial. Moreover, if we elect, or are required, to delay, suspend or terminate any clinical trial of any of our product candidates, the commercial prospects of such product candidates, if approved, may be harmed and our ability to generate product sale revenues from any of these product candidates may be delayed or eliminated. Any of these occurrences may harm our ability to identify and develop product candidates, and may harm our business, financial condition, result of operations and prospects significantly.
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
Furthermore, if we or others later identify undesirable side effects caused by any product that we develop, several potentially significant negative consequences could result, including:

•regulatory authorities may suspend or withdraw approvals or revoke licenses of such product;
•regulatory authorities may require additional warnings on the label;
•we may be required to change the way a product is administered or conduct additional clinical trials;
•we could be sued and held liable for harm caused to patients and their children; and
•our reputation may suffer.
Any of these events could prevent us from achieving or maintaining market acceptance of any products we may identify and develop and could have a material adverse effect on our business, financial condition, results of operations and prospects.
Upon the successful approval of a product candidate, we will continue to face significant regulatory oversight of its manufacturing and distribution. Product manufacturers and their facilities are subject to payment of user fees and continual review and periodic inspections by the FDA and other regulatory authorities for compliance with GMP and adherence to commitments made in the BLA or comparable approval. If we or a regulatory agency discovers previously unknown problems with a product such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions relative to that product or the manufacturing facility, including requiring recall or withdrawal of the product from the market or suspension of manufacturing.
We may be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws, and other healthcare laws. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties.
We may be subject to additional healthcare regulation and enforcement by the U.S. federal government and by authorities in the United States, the European Union and other jurisdictions in which we conduct our business. Our operations may be directly, or indirectly through our prescribers, customers and purchasers, subject to various federal and state fraud and abuse laws and regulations, including, without limitation, the federal Health Care Program Anti-Kickback Statute, the federal civil and criminal False Claims Act, and the Physician Payments Sunshine Act and regulations. Many states and other jurisdictions have similar laws and regulations, some of which may be broader in scope. These laws will impact, among other things, our proposed sales, marketing and educational programs. In addition, we may be subject to patient privacy laws enacted by both the federal government and the states in which we conduct our business. The laws that will affect our operations include, but are not limited to the following:
•The U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, in return for the purchase, recommendation, leasing or furnishing of an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand, and prescribers, purchasers, and formulary managers on the other. The ACA amends the intent requirement of the federal Anti-Kickback Statute to provide that a person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it;
•The U.S. federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, false or fraudulent claims for payment or approval from Medicare, Medicaid or other government payors. The ACA provides, and recent government cases against pharmaceutical and medical device manufacturers support, the view that federal Anti-Kickback Statute violations and certain marketing practices, including off-label promotion, may implicate the False Claims Act;
•The U.S. federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit a person from knowingly and willfully executing a scheme or making false or fraudulent statements to defraud any healthcare benefit program, regardless of the payor (e.g., public or private);
•HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and their implementing regulations, which imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information without appropriate authorization by entities subject to the rule, such as health plans, health care clearinghouses and health care providers;

•The U.S. Federal Food, Drug, and Cosmetic Act, which prohibits, among other things, the adulteration or misbranding of drugs, biologics and medical devices;
•The U.S. Public Health Service Act, which prohibits, among other things, the introduction into interstate commerce of a biological product unless a biologics license is in effect for that product;
•Federal transparency laws, including the federal Physician Payment Sunshine Act, which require disclosure of payments and other transfers of value provided to physicians and teaching hospitals, and ownership and investment interests held by physicians and other healthcare providers and their immediate family members and applicable group purchasing organizations;
•U.S. state law equivalents of each of the above federal laws, state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures, and state laws governing the privacy and security of health information in certain circumstances which are also applicable to us, and many of them differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts in certain circumstances;
•The U.S. Foreign Corrupt Practices Act of 1977, as amended, which prohibits, among other things, U.S. companies and their employees and agents, as well as non-U.S. companies that are registered with the SEC, from authorizing, promising, offering or providing, directly or indirectly, corrupt or improper payments or anything else of value to foreign government officials, employees of public international organizations and foreign government owned or affiliated entities, candidates for foreign political office, and foreign political parties or officials thereof; and
•Similar statutes, healthcare laws and regulations in the European Union and other jurisdictions, including reporting requirements detailing interactions with and payments to healthcare providers.
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
Other jurisdictions outside the European Union are similarly introducing or enhancing privacy and data security laws, rules and regulations, which could increase our compliance costs and the risks associated with non-compliance. In particular, in China, where some of our clinical data are originated, the cybersecurity, data privacy, data protection, or other data-related laws and regulations, including the Human Genetic Resources Regulation (which now only regulates transfer human genetic data generated in clinical research to foreign or foreign controlled parties), are relatively new and evolving, and their interpretation and application may be uncertain. In the United States, we may be subject to restrictions and requirements under the Executive Order on Preventing Access to Americans’ Bulk Sensitive Personal Data and United States Government-Related Data by Countries of Concern, signed on February 28, 2024. Practices regarding the collection, use, storage, transmission and security of personal information by companies have also been subject to increasing regulatory focus. As such, we cannot assure you that we will be compliant with such new regulations in all respects, and we may be ordered to rectify and terminate any actions that are deemed illegal by the government authorities and become subject to fines and other government sanctions, which may materially and adversely affect our business, financial condition, and results of operations. In addition, the uncertainties regarding further interpretation and implementation of these laws and regulations may adversely affect the secure storage of documented work as well as the cross-border transfer of important data and personal information originated from our clinical trial activities, which are critical to the development of our pipelines.
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
Biopharmaceutical companies such as BioNTech SE that are developing potential therapeutics and vaccines to combat COVID-19, as well as conducting mRNA-based research in oncology and infectious disease more generally, have experienced significant volatility in the price of their securities upon publication of preclinical and clinical data as well as news about their development programs and commercialization activities. For example, during 2023, the closing sales price of the ADSs representing our ordinary shares on the Nasdaq Global Select Market ranged from $88.00 to $156.28, with significant volatility occurring, for example, shortly after announcements by us or others related to regulatory matters, to our COVID-19 vaccine, to other COVID-19 vaccines, to development and commercialization pipelines in oncology and infectious disease, and to our transactions with third parties. Additionally, we have observed the trading price of the ADSs respond significantly to news and statements by us, government agencies, other vaccine developers, financial analysts or others relating to our business as well as to other COVID-19 vaccines and COVID-19 therapeutics and the spread of COVID-19 generally, even in cases in which we believe the news does not affect our business or vaccine specifically. Given the attention being paid to COVID-19 worldwide and the public scrutiny of COVID-19 development and commercialization announcements, and given that our COVID-19 vaccine is currently among the primary vaccines being used worldwide, any news regarding manufacturing, supply and distribution of our COVID-19 vaccine or unanticipated side effects of our COVID-19 vaccine, whether or not accurate, will attract significant attention and scrutiny and, as a result, the price of the ADSs representing our ordinary shares likely will continue to be volatile. In addition, volatility in the overall market and in the market price of a particular company’s securities can result in securities litigation, including shareholder class action lawsuits. Any securities litigation can result in substantial costs and a diversion of our management’s attention and resources.
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
We may evaluate various acquisitions and collaborations, including licensing or acquiring complementary products, intellectual property rights, technologies or businesses. Any potential acquisition, joint venture or collaboration may entail numerous risks, including:
•increased operating expenses and cash requirements;
•the assumption of additional indebtedness or contingent liabilities;
•assimilation of operations, intellectual property and products of an acquired company, including difficulties associated with integrating new personnel;
•the diversion of our management’s attention from our existing product programs and initiatives in pursuing such a strategic merger or acquisition;
•retention of key employees, the loss of key personnel, and uncertainties in our ability to maintain key business relationships;
•risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or product candidates and regulatory approvals; and

•our inability to generate revenue from acquired technology or products sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.
In addition, if we undertake acquisitions, we may utilize our cash, issue dilutive securities, assume or incur debt obligations, incur large one-time expenses and acquire intangible assets that could result in significant future amortization expense. For example, in July 2023, we acquired InstaDeep, a leading global technology company in the field of AI and machine learning, for upfront consideration of cash and BioNTech shares, and potential future milestone payments. Although we believe that AI and machine learning technology has the potential to accelerate the development of therapeutic programs and further optimize manufacturing and supply chain processes, it is possible that our use of the acquired technology will not achieve the desired results, and that we will not be able to retain and grow InstaDeep’s business around the world. If demand for the services developed by InstaDeep does not continue, or if we are unable to improve our AI and machine learning technology in a timely, effective and competitive manner, we may not be able realize the expected outcomes from the InstaDeep acquisition. There is no guarantee that we will realize any anticipated benefits of this or future acquisitions, or that the diversification of our business through acquired technology or products will be successful.
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
The amount, timing and execution of any ADS repurchase program we conduct in the future and the amount and timing of any dividends we pay may fluctuate based on our priorities for the use of cash for other purposes, and any ADS repurchases would be subject to the parameters contained in the applicable repurchase plan. These purposes may include operational spending, capital spending, acquisitions and repayment of debt. Additionally, we may choose to repurchase ADSs so that such ADSs may be used to settle outstanding and future equity awards granted to our employees. Changes in cash flows, tax laws and the price of the ADSs could also impact any ADS repurchase program. Additionally, we may enter into a Rule 10b5-1 trading plan governing the repurchases, and if we do, we would have no discretion over the particular purchases made and would only be able to set minimum price floors and maximum ADS count ceilings.
Our principal shareholders and management own a significant percentage of our ordinary shares and will be able to exert significant control over matters subject to shareholder approval.
Our executive officers, directors, five percent shareholders, and their affiliates beneficially own a majority of our ordinary shares (including ordinary shares represented by ADSs) as of December 31, 2023, and will have the ability to influence us through their ownership positions. For example, these shareholders, acting together, may be able to exert significant influence over matters such as elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares that shareholders may believe are in their best interest. Such insiders may also act in concert to waive rights to participate in rights offerings, as was done in our summer 2020 rights offering, which would have the effect of permitting the ADSs or shares underlying such waived rights to be offered to the public in an underwritten offering without contravening German law pricing requirements.
The large number of shares eligible for sale or subject to rights requiring us to register them for sale could cause the market price of the ADSs to drop significantly, even if our business is performing well.
We have filed registration statements on Form S-8 under the Securities Act to register all ordinary shares issued or issuable under our equity plans. Such Form S-8 registration statements have become, and any other registration statements on Form S-8 we file in the future will become, effective upon filing, upon which shares registered under such registration statements become available for sale in the open market.
Additionally, certain sales of ADSs or our ordinary shares that we have made have included, and we may in the future make sales including, holding period restrictions or registration rights. Sales of ADSs or our ordinary shares as restrictions end or pursuant to registration rights may make it more difficult for us to finance our operations through the sale of equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause the trading price of the ADSs to fall and make it more difficult to sell the ADSs on favorable terms.
If we are a “passive foreign investment company” for U.S. federal income tax purposes, there may be adverse U.S. federal income tax consequences to U.S. investors.
Based on our income and assets, we believe that we should be treated as a PFIC for the preceding taxable year. However, the determination of our PFIC status is made annually based on the factual tests described below. Consequently, while we may be a PFIC in future years, we cannot estimate with certainty at this stage whether or not we are likely to be treated as a PFIC in the current taxable year or any future taxable years. Generally, if, for any taxable year, at least 75 percent of our gross income is “passive income” or at least 50 percent of our gross assets during the taxable year (based on the average of the fair market values of the assets determined at the end of each quarterly period) are assets that produce or are held for the production of passive income, we will be characterized as a PFIC for U.S. federal income tax purposes. Passive income for this purpose generally includes, among other things, dividends, interest, rents, royalties, gains from commodities and securities transactions, and gains from assets that produce passive income. However, rents and royalties received from unrelated parties in connection with the active conduct of a trade or business should not be considered passive income for purposes of the PFIC test. For example, if we were to be characterized as a PFIC for U.S. federal income tax purposes in any taxable year during which a U.S. Holder (as defined in “Taxation —Material United States federal income tax considerations”) holds ordinary shares or ADSs, such U.S. Holder could be subject to additional taxes and interest charges upon certain distributions by us and any gain recognized on a sale, exchange or other disposition of our shares, whether or not we continue to be characterized as a PFIC. Certain adverse consequences of PFIC status can be mitigated if a U.S. Holder makes a “mark to market” election or a “Qualified Electing Fund” (QEF) election. We intend to provide U.S. holders with the information necessary to make and maintain a QEF election for any taxable year in which we are treated as a PFIC. See “Taxation —Material United States federal income tax considerations —Passive foreign investment company considerations.”
Whether we are a PFIC for any taxable year will depend on the composition of our income and the composition and value of our assets from time to time. Each U.S. Holder is strongly urged to consult its tax advisor regarding these issues and any available elections to mitigate such tax consequences.
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
Our principal executive offices are located at An der Goldgrube 12, D-55131 Mainz, Germany. Our telephone number is +49 6131-9084-0. Our website address is www.biontech.com. The information contained on, or that can be accessed through, our website is not part of this document. Our agent for service of solely for the purpose of notices and communications from the Securities and Exchange Commission in the United States is c/o BioNTech US Inc., 40 Erie Street, Suite 110, Cambridge, Massachusetts 02139, +1 (617) 337-4701.

B. Business Overview
I. Overview
We are a global next-generation immunotherapy company pioneering novel medicines against cancer, infectious diseases and other serious diseases. Since our founding in 2008, we have focused on harnessing the power of the immune system to address human diseases with unmet medical needs and major global health burdens. Our fully integrated model combines decades of research in immunology with a multi-technology innovation engine, GMP manufacturing, translational drug discovery, clinical development, commercial capabilities, computational medicine, data science and artificial intelligence (AI) and machine learning (ML) capabilities to discover, develop and commercialize our marketed products and product candidates.
We have built a broad toolkit across multiple technology platforms, including a diverse range of potentially first-in-class therapeutic approaches. This includes investigational messenger ribonucleic acid, or mRNA vaccines, protein-based therapeutics (including targeted antibodies such as monoclonal, bispecific and antibody-drug conjugates, or ADCs), cell therapies and small molecules.
We expect each platform to yield a pipeline of product candidates for further development. Our multi-technology combination of platforms and product candidates positions us as pioneers in the field of individualized, patient-centric therapeutic approaches in oncology and infectious diseases. We aim to expand this status into other disease areas in the future.
In oncology, we endeavor to address the continuum of cancer patients. The root causes of cancer treatment failure are cancer heterogeneity and interindividual variability. Driven by random sequential mutations, every patient’s cancer is different and within one patient’s tumor, every cell is different. Addressing these two challenges is the core of our strategy. To augment anti-tumor activity and to counteract resistance mechanisms we seek to combine compounds with non-overlapping, synergistic mechanisms of action.
In infectious disease, our product strategy is rooted in global social responsibility and our goal of contributing to equitable access to medicine.
Our approach has generated a robust and diversified product pipeline across a range of technologies in oncology and infectious disease, and has led to the approval of our first marketed product, Comirnaty.
II. The BioNTech Approach
Our key objectives are to build a sustainable respiratory infectious disease vaccine business based on the BioNTech-Pfizer Comirnaty franchise and to develop an innovative precision medicine pipeline targeting multiple product approvals in the coming years. We are uniquely positioned to pursue our objectives by leveraging our technology agnostic approach rooted in decades of research in immunology coupled with expertise in emerging mRNA technologies. Our vision is to establish a multi-product company based on our pioneering technologies and science to contribute to improving the health of people worldwide.
Oncology Pipeline Strategy
Cancer is one of the biggest medical challenges of humankind. Genetic and phenotypic heterogeneity, the tumor microenvironment and immune diversity make cancer a complex and heterogeneous disease. Our long-term oncology vision is to expand the number of available treatment options for cancer patients. We aim to address the full continuum of cancer treatment by developing novel therapies to best serve the needs of cancer patients from adjuvant to late-stage settings.
Since our founding, we have been a multi-technology company. We believe that by combining complementary treatment modalities, we can leverage the potential of each technology to provide precise and personalized treatments to patients. Such treatments, if approved, could both increase the likelihood of therapeutic success and reduce the risk of therapeutic resistance. By building a diverse toolkit and clinical portfolio with synergistic mechanisms of action we aim to exploit the potential of our technologies:

•Immunomodulators. We are building a modality agnostic toolkit to focus on crucial immuno-oncology pathways. We target different but complementary players in the complex cancer immunity cycle to promote a thorough and durable antitumor effect. We use our in-house capabilities and collaborate with Genmab A/S, or Genmab, OncoC4, Inc., or OncoC4, and Biotheus Inc., or Biotheus, to develop next-generation immunomodulators that are designed to modulate the patient’s immune response to cancer.
•Targeted Therapies. We aim to develop potent and precise therapies that could reduce tumor burden across the entire disease continuum, including late lines. In 2023, we expanded our targeted therapy portfolio by adding several next-generation ADCs to our clinical pipeline through collaborations with Duality Biologics (Suzhou) Co. Ltd., or DualityBio, and MediLink Therapeutics (Suzhou) Co., Ltd., or MediLink Therapeutics. ADCs will transform cancer care. We believe they have the potential to supplement or replace chemotherapy in the future. We believe that a differentiated ADC linker technology could improve efficacy and safety compared to currently approved ADCs, and novel mechanisms of action may be able to improve tumor specific activation. We are also developing a range of cell therapies against solid tumors, including chimeric antigen receptor, or CAR-T cell therapies, neoantigen-based T-cell therapies and T-cell receptor, or TCR therapies in which the patient’s T cells are modified or primed to target cancer-specific antigens.
•mRNA Vaccines and mRNA Therapeutics. We are developing a portfolio of mRNA-based therapeutic candidates to treat cancer: cancer vaccine candidates, including FixVac (fully-owned) and iNeST (in collaboration with Genentech, Inc., a member of the Roche group, or Genentech), and mRNA-encoded cytokines and antibodies. We believe that mRNA cancer vaccine candidates, if successful, could have the potential to eliminate polyclonal residual disease by targeting multiple antigens at once for potential long-term impact.
We expect to continue building our oncology pipeline in 2024 in anticipation of potential commercial oncology launches as soon as 2026, if approved. We aim to have ten indication approvals by 2030.
Infectious Disease Pipeline Strategy
Infectious diseases remain among the leading causes of death and disability worldwide: in 2019, an estimated 13.7 million lives were lost to infectious diseases globally. Low- and middle-income countries continue to bear much of the burden of communicable diseases, which include tuberculosis, human immunodeficiency virus, or HIV, malaria, neglected tropical diseases and hepatitis B. Climate change, rising population numbers and global travel may all contribute to an increased risk of global infectious disease outbreaks.
Our goal is to advance and expand our infectious disease programs by developing vaccines and therapeutics for infectious diseases caused by respiratory viruses, latent viruses, bacteria and parasites. We believe our scientific approach and our mRNA technology have the potential to significantly contribute to the fight against global health threats caused by infectious diseases. We have pursued both strategic partnerships and corporate collaborations to partially fund our infectious disease global health programs. Our infectious disease programs aim to contribute to equitable access to effective and well tolerated vaccines for high medical need indications.
We plan to build a sustainable respiratory vaccine business, leveraging our COVID-19 vaccine franchise for potential combination vaccines. We expect seasonal COVID-19 vaccination to continue, driven by the continuous evolution of the virus. We are also evaluating combination vaccine candidates addressing additional respiratory diseases in collaboration with Pfizer Inc., or Pfizer.
We and our partners are committed to developing product candidates against latent viruses, including herpes-simplex virus (HSV) and varicella-zoster virus (shingles). Latent viruses remain in the body after an infection and can lead to lifelong medical complications.
In addition, we have ongoing trials evaluating mRNA vaccine candidates against diseases caused by bacteria (tuberculosis) and parasites (malaria).
Longer term, we see potential applications for our technologies beyond oncology and infectious disease, including autoimmune diseases, inflammatory diseases, cardiovascular diseases, neurodegenerative diseases, and regenerative medicines.

III. Execution in 2023
In 2023, we executed across our four key strategic pillars to strengthen our technology platforms, digital capabilities and infrastructure, through strategic investments, acquisitions, licensing agreements and public-private partnerships impacting patients, shareholders and other stakeholders.
1.Leadership in COVID-19 Vaccine Development
We continued to build our COVID-19 vaccine franchise and maintained market leadership in multiple key geographies. In 2023, we and Pfizer distributed over 460 million total Comirnaty doses, of which over 190 million doses were our Omicron XBB.1.5-adapted monovalent COVID-19 vaccine. We and Pfizer introduced single-dose vials and never-frozen syringes in the United States.
2.Healthcare and Social Responsibility
We advanced our goal of contributing to equitable access to medicine around the globe, with over 30% of Comirnaty doses delivered to low- and middle-income countries in 2023 in line with demand. We continue to work with non-governmental organizations (NGOs), institutes and governments to plan for equitable access to novel medicines, especially in low and middle-income countries and regions.
Our global health goal is to advance and expand our infectious diseases programs and pipeline while contributing to equitable access to mRNA medicines. To further advance this vision, we established our Global Health Office (GHO) in 2023. The GHO provides a public health perspective supporting end-to-end development of innovative medicines that address major unmet public health needs, particularly those affecting populations in low- and middle-income countries and those with an inequity or pandemic preparedness dimension. The GHO leads on building clinical development and manufacturing capacity to support our goals; this includes the “AFRIKA KOMMT” program, where we hosted our first batch of fellows for internships in Germany in 2023. The GHO works closely with a large ecosystem of partners including the WHO, African Union, Africa CDC, local authorities, study centers, and organizations like CEPI and Gavi, the Vaccine Alliance.
We are progressing the development of mRNA vaccine candidates for infectious diseases with high medical need, including vaccine candidates against tuberculosis, malaria, and HIV, as well as against infectious diseases with pandemic potential, such as mpox. In December 2023, we reached an important milestone towards the establishment of mRNA vaccine manufacturing capacities in Africa with the inauguration of our facility in Kigali, Rwanda.
3.Innovative and Diversified Pipeline
We continued to develop our innovative oncology and infectious disease pipeline. Today, our pipeline consists of over 20 programs in oncology and seven programs in infectious disease being evaluated in over 40 clinical trials, including eight Phase 2 and two Phase 3 clinical trials in oncology. In 2023, we and our partners reported data across our portfolio at multiple medical meetings and published manuscripts in peer reviewed journals.
In oncology, we started seven clinical trials and in-licensed six clinical assets throughout the year. Most importantly, we brought several assets into mid- and late-stage development, namely Phase 2 and Phase 3 clinical trials, across a range of technologies, in particular ADCs and mRNA vaccines.
We expanded our technology base to include ADCs by initiating new collaborations with DualityBio and MediLink Therapeutics. We believe ADCs have the potential to supplement or replace highly toxic chemotherapy regimens as a new combination backbone of cancer treatment. Our growing ADC pipeline includes ADCs directed against four distinct targets and is of interest for a broad range of cancer types. Our collaborations with OncoC4 and Biotheus complement our toolkit of technologies with next-generation immuno-oncology antibodies that offer unique mechanisms of action and have augmented our oncology pipeline with mid- to -late-stage clinical programs.
In infectious diseases, we started three first-in-human Phase 1 clinical trials leveraging our proprietary mRNA prophylactic vaccine technology, including candidates being evaluated against shingles, tuberculosis, and mpox.

Over the next year, we aim to advance additional product candidates to late-stage development, and we expect to have ten or more potentially registrational trials running by the end of 2024. The Company expects to continue building its pipeline towards its planned first oncology launch in 2026. BioNTech aims to have ten indication approvals by 2030.
4.Innovation at Scale
We are building and scaling biotech innovation with the aim of becoming a patient-centric, AI-driven, multi-product company. In 2023, we attracted top talent, including clinical and regulatory experts, to advance the development of our pipeline. We expanded our team to roughly 6,300 employees globally by welcoming more than 1,600 new hires. Our diverse workforce represents more than 80 nations, and we have subsidiaries in countries across five continents.
In 2023, we expanded our organization in Asia, Africa, North America, Australia and Europe. We increased our overall research and development and production capabilities, including completing construction of our first proprietary plasmid DNA manufacturing facility in Marburg, Germany. Furthermore, we established a corporate office in Shanghai, China.
In 2023, we entered into multiple complementary agreements and collaborations, including:
•The completion of the acquisition of our long-time strategic collaboration partner, InstaDeep Ltd, or InstaDeep, which enables us to leverage AI and ML technologies across our therapeutic platforms and operations. With our acquisition of InstaDeep, we have added industry-leading AI and ML capabilities and approximately 290 highly skilled professionals to our organization. InstaDeep operates as a London-based subsidiary.
•A strategic collaboration with the Government of the United Kingdom, or the UK, to provide up to 10,000 patients with personalized mRNA cancer immunotherapies by 2030, either in clinical trials or as authorized treatments. We plan to invest in a research and development hub in Cambridge, UK, with an expected capacity of more than 70 highly skilled scientists.
•A multi-year agreement with Australia’s State of Victoria to set up and operate clinical-scale mRNA vaccine manufacturing through our BioNTainer units and establish an mRNA Innovation Center in Melbourne.
Post year-end, in February 2024, in line with our goal of scaling up innovation, we and Autolus Therapeutics plc, or Autolus, announced a strategic collaboration aimed at advancing both companies’ autologous CAR-T programs towards commercialization, pending regulatory authorizations. As part of the strategic collaboration, we have the option to access Autolus’ commercial and clinical site network, and manufacturing capacities in the UK and commercial supply infrastructure in a cost-efficient set-up allowing for the accelerated development of our product candidate, BNT211.
In 2023, we strengthened our balance sheet through strong financial performance, ending the year with approximately €17.7 billion in total cash, cash equivalents and security investments. With a strong financial position, leading COVID-19 vaccine franchise, and innovative oncology and infectious disease pipeline, we believe are well positioned to continue executing our vision of pioneering novel medicines against cancer, infectious diseases and other serious diseases.
IV. Marketed Products: Comirnaty, our COVID-19 Vaccine Program (BNT162)
Our commercial product, Comirnaty, was the first-ever approved mRNA-based product, and, to our knowledge, represents the fastest ever developed prophylactic vaccine from viral sampling to approval. As of December 2023, our COVID-19 vaccine products have been authorized or approved for emergency or temporary use or granted marketing authorization in more than 180 countries and regions worldwide. Our efforts have resulted in more than 4.8 billion doses shipped globally.
Under our collaboration with Pfizer, we are the Marketing Authorization Holder in the United States, the European Union, or EU, the UK, Canada and other countries. Additionally, we are the holder of emergency use authorizations, or EUAs, or equivalents in the United States (jointly with Pfizer) and other countries for the COVID-19 vaccine program. Pfizer has marketing and distribution rights worldwide apart from Greater China, Germany, and Türkiye. We have the marketing and distribution rights to Comirnaty in Germany and Türkiye.
Under our collaboration with Fosun Pharmaceutical Industrial Development, Co., Ltd, or Fosun Pharma, Fosun Pharma has marketing and distribution rights in Mainland China, Hong Kong Special Administrative Region, or SAR, Macau SAR and Taiwan.

1.Commercial Update
In 2023, we and Pfizer continued our global COVID-19 vaccine leadership with our Omicron XBB.1.5-adapted monovalent COVID-19 vaccine directed against the Omicron XBB.1.5 SARS-CoV-2 variant. Since declaration of the pandemic, we have developed and commercialized four COVID-19 vaccine products: the original COVID-19 vaccine, two Original/Omicron-adapted bivalent vaccines (Original/BA.1- and Original/Omicron BA.4-5-adapted bivalent vaccines) and the Omicron XBB.1.5-adapted monovalent COVID-19 vaccine. Each is referred to as Comirnaty. Between their introduction in December 2020 and March 2023, COVID-19 vaccines are estimated to have reduced deaths due to the pandemic by at least 57%, saving more than 1.4 million lives in the World Health Organization, or WHO, European Region. Most of those saved were aged 60 or older, the group at highest risk of severe illness and death from the SARS-CoV-2 virus.
As part of our and Pfizer’s two-billion-doses pledge to support equitable access to medicines, we and Pfizer have delivered over 1.8 billion doses of Comirnaty to low- and middle-income countries since the beginning of the pandemic in line with demand.
In September 2023, following regulatory approvals, we and Pfizer began shipping Omicron XBB.1.5-adapted monovalent COVID-19 vaccines in time for autumn and winter booster campaigns.
We believe that we and Pfizer are well positioned for the future as leading COVID-19 vaccine providers. We expect that as the market dynamics evolve across different geographies in 2024, there will be continued demand for vaccine boosting and primary vaccinations of immunologically naïve individuals, especially amongst older and immunocompromised populations. Studies have demonstrated that natural immunity acquired by SARS-CoV-2 infection is variable across individuals and the protection it offers wanes over time. A booster vaccination can restore and enhance infection-acquired immune protection and further reduce the risk of reinfection. The risk of severe COVID-19 disease remains high in vulnerable populations. Vaccination not only reduces the risk of severe COVID-19 but can also mitigate the risk of health impairments related to long-COVID. Given this, and our current understanding of COVID-19’s seasonality and its burden on healthcare systems during the autumn/winter season, we anticipate the need for annual adapted vaccines to be a long-term component of COVID-19 vaccination practices.
2. Manufacturing and Distribution
We and Pfizer continue to collaborate with governments and health ministries around the world to efficiently distribute Comirnaty. We have developed a global COVID-19 vaccine supply chain and manufacturing network spanning four continents to meet the ongoing global demand of Comirnaty.
In 2023, we began transitioning from an advanced purchase agreement framework to commercial market ordering in some geographies.
In May 2023, we and Pfizer announced an agreement with the European Commission, or the EC, to amend the previous COVID-19 Vaccine Purchase Agreement to deliver COVID-19 vaccines to the EU. The amended agreement reflects our and Pfizer’s commitment to working collaboratively to help address ongoing public health needs, while respecting the principles of the original agreement. The agreement rephased delivery of doses annually through 2026. In addition, the agreement includes an aggregate volume reduction, providing additional flexibility for EU Member States. The EC will maintain access to future adapted COVID-19 vaccines and the ability to donate doses, in alignment with the original agreement.
In October 2023, we and Pfizer announced an agreement between the Japanese government and Pfizer Japan Co., Ltd. to supply an additional nine million doses of the Omicron XBB.1.5-adapted COVID-19 vaccine for the special vaccination program in Japan which started in autumn 2023. The agreement followed an agreement between the Japanese government and Pfizer in July 2023 to supply 20 million doses and additional supplies as needed, and an agreement announced in September 2023 to provide an additional 10 million doses of the companies’ Omicron XBB.1.5-adapted COVID-19 vaccine for the special vaccination program in Japan.
More details on our manufacturing operations and facilities can be found in “VII. Manufacturing.”

3. Clinical Development
Omicron XBB.1.5-Adapted Monovalent COVID-19 Vaccine
In August 2023, we and Pfizer initiated a Phase 2/3 study (NCT05997290) to investigate the safety, tolerability and immunogenicity of our Omicron XBB.1.5-adapted monovalent COVID-19 vaccine in healthy people 12 years and older. A manuscript reporting the safety and immunogenicity one month after vaccination with our monovalent Omicron XBB.1.5-adapted COVID-19 vaccine in COVID-19 experienced individuals 12 years of age and older was published in January 2024 (Gayed et al., 2024). These data support a favorable benefit-risk profile of our XBB.1.5-adapted COVID-19 vaccine. In this analysis, the XBB.1.5-adapted vaccine demonstrated a safety and tolerability profile similar to that seen with original and the BA.4/5-adapted and BA.1-adapted COVID-19 vaccines and induced substantial increases in neutralizing antibody responses against Omicron XBB.1.5 (overall geometric mean fold rises [GMFR]: 7.0), EG.5.1 (GMFR: 8.7), and BA.2.86 (GMFR: 4.5). We believe the safety and immunogenicity data support administration of the XBB.1.5-adapted BNT162b2 in vaccine-experienced individuals 12 years of age and older.
Real world data showed high vaccine effectiveness of the Omicron XBB.1.5-adapted monovalent COVID-19 vaccine against current variants of concern, with 63% (95%CI: 33-80%) vaccine effectiveness against hospitalization observed in adults aged 18 years and older approximately 30 days post vaccination in the United States against XBB.1.5, XBB.1.16, EG.5.1, and BA.2.86. Similar real world evidence trends have been reported in EU countries. In Denmark, vaccination was associated with a 75.3% reduced risk of COVID-19 hospitalization nine days post-immunization with a monovalent XBB.1.5 in people over 65 years of age. In the Netherlands, early estimate demonstrated a high vaccine effectiveness against hospitalization (68.3 – 71.4%) and ICU admission (73.3%) in people over 60 years of age in the two months post vaccination with XBB.1.5 vaccine.
In 2023, we and Pfizer announced positive pre-clinical data examining our Omicron XBB.1.5-adapted monovalent COVID-19 vaccine against multiple Omicron XBB-related sublineages, including XBB.1.5, XBB.1.16, BA.2.86, EG.5.1 and XBB.2.3, compared to the Omicron BA.4-5-adapted bivalent vaccine. These data demonstrate that the XBB.1.5-adapted COVID-19 vaccine generates improved neutralizing antibody responses against all Omicron-related sublineages mentioned above.
4. Regulatory Updates
In 2023, our and Pfizer’s Original/Omicron BA.4-5-adapted bivalent COVID-19 vaccine received label expansions for pediatric vaccinations and conversions from conditional or emergency use approvals or authorizations to full/standard regulatory approvals in many jurisdictions worldwide.
Our and Pfizer’s Omicron XBB.1.5-adapted monovalent COVID-19 vaccine received multiple regulatory approvals, including approvals, authorizations for emergency or temporary use or marketing authorizations in more than 40 countries and regions in 2023.
Original/Omicron BA.4-5-Adapted Bivalent COVID-19 Vaccine
In 2023, we and Pfizer received the following approvals for our Original/Omicron BA.4-5-adapted bivalent COVID-19 vaccine:
•March 2023: U.S. Food and Drug Administration, or U.S. FDA approved an EUA for a single booster dose of our Original/Omicron BA.4-5-adapted bivalent COVID-19 vaccine for children six months through four years of age at least two months after completion of primary vaccination with three doses of the original COVID-19 vaccine.
•April 2023: U.S. FDA updated this EUA to simplify the vaccination schedule for most individuals. This action included authorizing our original/Omicron BA.4-5-adapted bivalent COVID-19 vaccine to be used for all doses administered to individuals six months of age and older.
Omicron XBB.1.5-Adapted Monovalent COVID-19 Vaccine
In 2023, we and Pfizer received the following approvals for our Omicron XBB.1.5-adapted monovalent COVID-19 vaccine:
•August 2023: the Committee for Medicinal Products for Human Use, or CHMP, of the European Medicines Agency, or EMA recommended marketing authorization for our and Pfizer’s Omicron XBB.1.5-adapted monovalent COVID-19 vaccine administered as a single dose for individuals five years of age and older, regardless of prior COVID-19 vaccination history. The CHMP also recommended the updated vaccine for children six months through four years of age as part or all of the primary three-dose vaccination series, depending on how many prior doses received, or as a single dose for those with a history of completion of a COVID-19 primary vaccination course or prior SARS-CoV-2 infection. Positive EC Decisions followed CHMP recommendations the day after.
•September 2023: U.S. FDA approved a supplemental Biologics License Application (BLA) for the monovalent XBB.1.5-adapted vaccine recommended for use in the 2023-2024 autumn and winter season for individuals 12 years of age and older, and granted an EUA for children six months through 11 years of age.
•Other national healthcare regulatory bodies, including in the UK, Japan, Canada, Australia and South Korea, have also approved our and Pfizer’s monovalent XBB.1.5-adapted vaccine.
V. Pipeline of Product Candidates
We are advancing a broad portfolio of product candidates derived from our four drug classes and multiple platforms, and are focused on immunotherapies for the potential treatment of cancer and mRNA vaccines to potentially prevent or treat infectious diseases.
Oncology Pipeline

Oncology

Drug class	Platform	Product candidate	Indication (target)	Phase 1	Phase 1/2	Phase 2	Phase 3	BioNTech rights[1]	Collaborator/ Partner
mRNA	FixVac	BNT111	Advanced, R/R melanoma					Fully owned[2]	
		BNT113	Metastatic/ R/R HPV16+ head and neck cancer						
		BNT116	1L metastatic NSCLC						
			Advanced/metastatic NSCLC						
	iNeST	BNT122 (autogene cevumeran)	1L advanced melanoma					Collaboration	Genentech[3]
			Adjuvant colorectal cancer						
			Adjuvant pancreatic ductal adenocarcinoma						
			Multiple solid tumors						
	RiboMabs	BNT142	Multiple solid tumors (CD3×CLDN6)					Fully owned	
	RiboCytokines	BNT151	Multiple solid tumors (IL-2 variant)					Fully owned	
		BNT152 + BNT153	Multiple solid tumors (IL-7, IL-2)						
Cell therapies	CAR T cells + CARVac	BNT211	Multiple solid tumors (CLDN6)					Fully owned	
	Neoantigen-based T cells	BNT221	Refractory metastatic melanoma					Fully owned	
Protein-based therapeutics	Next-generation immune checkpoint modulators	BNT311 / GEN1046 (acasunlimab)	aPD(L)1-R/R metastatic NSCLC (PD-L1×4-1BB)					Collaboration	Genmab
			Multiple solid tumors (PD-L1×4-1BB)						
		BNT312 / GEN1042	Multiple solid tumors (CD40×4-1BB)[4]						
		BNT313 / GEN1053	Multiple solid tumors (CD27)						
		BNT314 / GEN1059	Multiple solid tumors (EpCAM×4-1BB)						
		BNT322 / GEN1056	Multiple solid tumors						
		BNT316 / ONC-392 (gotistobart)	aPD(L)1-R/R metastatic NSCLC (CTLA-4)					Collaboration	OncoC4
			Platinum-resistant ovarian cancer (CTLA-4)						
			Metastatic castration-resistant prostate cancer (CTLA-4)						
			Multiple solid tumors (CTLA-4)						
	Targeted cancer antibodies	BNT321	Pancreatic cancer (sLea)					Fully owned	
	Antibody-drug conjugates	BNT323 / DB-1303	Multiple solid tumors (HER2)					Collaboration	Duality Biologics
			2L+, HR+/HER2-low metastatic breast cancer (HER2)						
		BNT324 / DB-1311	Multiple solid tumors (B7H3)						
		BNT325 / DB-1305	Multiple solid tumors (TROP2)						
		BNT326/YL202	Multiple solid tumors (HER3)					Collaboration	MediLink Therapeutics
SMI[5]	Toll-like receptor binding	BNT411	Multiple solid tumors (TLR7)					Fully owned

Infectious Disease Pipeline

A. Oncology Programs
1. mRNA Product Class in Oncology
a) FixVac
FixVac is our wholly owned, systemic, off-the-shelf mRNA-based cancer immunotherapy approach, from which we are developing several first-in-human and potential first-in-class product candidates. FixVac product candidates contain our non-nucleoside optimized uridine-RNA delivered in our proprietary RNA-LPX formulation for intravenous administration. Proprietary RNA-LPX is designed to deliver RNA to dendritic cells, or DCs, and protects RNA from degradation by RNAse and is designed for RNA delivery into antigen-presenting cells in lymphoid organs. FixVac candidates are designed to target shared antigens that have been identified to be frequently expressed across patients with a specific cancer type. These product candidates are designed to trigger both innate and adaptive immune responses.

i. BNT111 for the Treatment of Advanced Melanoma
BNT111 is designed to elicit an immune response to four antigens (NY-ESO-1, MAGE-A3, tyrosinase, TPTE) that have each been found to be associated with cutaneous melanoma.
Ongoing Phase 2 Trial
A global, randomized three-arm Phase 2 clinical trial (NCT04526899) is being conducted in collaboration with Regeneron Pharmaceuticals Inc., or Regeneron, and is evaluating BNT111 in combination with cemiplimab (Regeneron’s Libtayo) versus both agents as monotherapy in 184 patients with anti-PD-1-/anti-PD-L1 refractory/relapsed, unresectable Stage III or IV melanoma. The primary endpoint is objective response rate (ORR). Secondary endpoints include duration of response (DOR), disease control rate (DCR), time to response (TTR), progression-free survival (PFS), overall survival (OS) and safety. The trial achieved full enrollment in September 2023.
Phase 1 Trial (LIPO-MERIT)
A multi-center, open-label, first-in-human, Phase 1 dose escalation clinical trial (NCT02410733) evaluating the safety and tolerability of BNT111 in patients with advanced melanoma has been completed. This was the first clinical trial worldwide in which an mRNA-based cancer immunotherapy was administered intravenously for systemic treatment.
•The trial started in 2015, enrollment was completed in 2020 with 115 patients and the last patient visit under the follow-up period took place in June 2023. Final biomarker and clinical data of the trial are being gathered and evaluated and will be compiled in a clinical study report.
ii. BNT112 for the Treatment of Prostate Cancer
BNT112 is designed to elicit an immune response to five antigens expressed in de novo and metastatic prostate cancer, including prostate-specific antigen, or PSA, a transmembrane protein that is expressed by virtually all prostate cancers, prostatic acid phosphatase, or PAP, and three additional tumor-associated antigens.
Phase 1/2a Clinical Trial (PRO-MERIT)
PRO-MERIT is a first-in-human Phase 1/2a, open-label dose titration and expansion clinical trial (NCT04382898) to evaluate the safety, immunogenicity and preliminary efficacy of BNT112 monotherapy and in combination with cemiplimab in patients with metastatic castration resistant prostate cancer, or mCRPC and high-risk localized prostate cancer (LPC) who are eligible for treatment with androgen deprivation therapy (ADT) followed by radical prostatectomy. The trial has been discontinued and the follow-up period ended in January 2024. Final data of the trial are being gathered and evaluated and will be compiled in a clinical study report.
iii. BNT113 for the Treatment of Human Papilloma Virus 16-positive, or HPV16+, Head and Neck Cancer, or HNSCC
BNT113 encodes two HPV-16-related oncoproteins exclusively expressed in pre-malignant and malignant tissue. HPV-associated cancers are increasing, with HPV16+ HNSCC typically occurring in younger populations. Most patients with HPV16+ HNSCC are diagnosed at more advanced clinical stages. We see a significant opportunity to improve the treatment landscape with BNT113 given that it has the potential to augment clinical responses in patients being treated with checkpoint inhibitors.
Ongoing BNT113 Phase 2 Trial (AHEAD-MERIT)
A global randomized Phase 2 clinical trial (NCT04534205) evaluating BNT113 in combination with pembrolizumab (Merck & Co., Inc.’s Keytruda) versus pembrolizumab monotherapy as a first-line treatment in patients with unresectable recurrent or metastatic HPV16+ HNSCC expressing PD-L1 is ongoing. Part A is a non-randomized run-in portion designed to demonstrate the safety of the combination of BNT113 and pembrolizumab. Part B is the randomized portion of the trial designed to generate efficacy and safety data. The trial plans to enroll a total of 267 patients.
Phase 1/2 Trial (Investigator-Initiated and Sponsored)

BNT113 was investigated by the University Hospital Southampton National Health Service (NHS) Foundation Trust in an investigator-sponsored open-label, Phase 1/2 dose escalation basket clinical trial with two different arms in 29 patients with HPV16+ head and neck and other cancers in the post-adjuvant and metastatic setting. The trial has been terminated and the patient follow-up period ended in July 2023.
iv. BNT114 for the Triple Negative Breast Cancer, or TNBC
A multi-center, open-label, three-arm Phase 1 clinical trial (NCT02316457) to evaluate BNT114 as monotherapy and in combination with our individualized neoantigen specific immunotherapy in TNBC patients who had previously received the standard of care therapy (i.e., surgery, chemotherapy and/or radiotherapy) had its last patient last visit in May 2023. The trial results of the main study phase were summarized in a clinical trial report, or CTR, in 2021. The data generated within the three-year long-term follow-up period has been described in an addendum to the CTR.
v. BNT115 for the Treatment of Ovarian Cancer
Phase 1 Trial (Investigator-Initiated and Sponsored)
BNT115 was studied in an investigator-initiated and -sponsored first-in-human, open-label Phase 1 dose escalation clinical trial in ovarian cancer patients eligible for standard-of-care treatment with (neo-) adjuvant chemotherapy. Although the original recruitment period was extended, the target number of evaluable patients, defined in the study protocol was not reached and recruitment for the trial was stopped. Recruitment of 10 patients was concluded in June 2022, and eight were ultimately dosed. The follow-up phase for the enrolled patients was completed in June 2023. The clinical data of the trial will be evaluated by the University Medical Center Groningen, Netherlands and recorded accordingly. No follow-up studies are planned with BNT115.
vi. BNT116 for the Treatment of Non-small Cell Lung Cancer, or NSCLC
BNT116 is being evaluated in two clinical trials as a monotherapy and in combination with other immunotherapies and chemotherapies in patients with advanced or metastasized NSCLC.
Ongoing Phase 2 Trial in NSCLC 1L
A randomized, controlled Phase 2 clinical trial (NCT05557591) is ongoing to evaluate BNT116 in combination with cemiplimab versus cemiplimab alone as first-line treatment of patients with advanced NSCLC whose tumors express PD-L1 in ≥ 50% of their tumor cells. The primary objective of the Phase 2 trial is to assess the safety and tolerability as well as the ORR and tumor burden reduction.
•In October 2023, a Trial-in-Progress poster was presented at the European Society for Medical Oncology (ESMO) Congress.
Ongoing Phase 1 Trial in NSCLC
A Phase 1 clinical trial (NCT05142189) is ongoing to evaluate the safety, tolerability and preliminary efficacy of BNT116 alone and in combination with cemiplimab in patients who have progressed on prior PD-1 inhibitor treatment or are not eligible for chemotherapy, in combination with docetaxel in patients who have received prior PD-1 inhibitor therapy and platinum-based chemotherapy, in combination with cemiplimab in patients with unresectable Stage III NSCLC who have undergone chemoradiotherapy, and in combination with cemiplimab with our without chemotherapy in the neoadjuvant and adjuvant settings in patients with resectable Stage II and III NSCLC.
•In September 2023, two new cohorts were added to the study: a cohort enrolling NSCLC patients to evaluate BNT116 combination with cemiplimab and chemotherapy in the neo- and adjuvant settings; and a cohort to assess the potential of BNT116 plus cemiplimab as consolidation treatment after concurrent chemoradiotherapy.
•First data from the trial were presented at the 2023 Society for Immunotherapy of Cancer (SITC) Annual Meeting. The tolerability profile of BNT116 was similar to other RNA-LPX-based therapeutic vaccines. In heavily pretreated NSCLC patients, early clinical activity was observed with treatment with BNT116 with the addition of cemiplimab from cycle 3 onward.
b) Autogene Cevumeran (BNT122), an Individualized Neoantigen Specific Immunotherapy, or iNeST

Autogene cevumeran is an individualized cancer immunotherapy product candidate based on specific neoantigens that are present on a patient’s tumor. Similar to our FixVac programs, our iNeST approach is also based on a pharmacologically optimized-backbone equipped uridine mRNA, or uRNA, delivered in our proprietary RNA-LPX formulation. Proprietary RNA-LPX is designed to deliver RNA to DCs and protects RNA from degradation by RNAse and is designed for RNA delivery into antigen-presenting cells in lymphoid organs. Each patient is treated with a vaccine informed by the mutation profile of their personal cancer and manufactured on-demand. The RNA encodes a unique composition of the patient’s own tumor mutations and results in generation of neoantigen specific CD4+ and CD8+ T-cell responses. Each autogene cevumeran dose includes up to 20 different neoantigens selected on a patient-by-patient basis (up to 10 neoantigens on 1 RNA). We believe this modality may be well-suited for use in the adjuvant setting. iNeST is partnered with Genentech as part of a 50:50 collaboration in which development costs and future profits are shared.
Ongoing Phase 2 Trial in Adjuvant Colorectal Cancer
A randomized, multi-site, open-label Phase 2 clinical trial (NCT04486378) evaluating autogene cevumeran as an adjuvant treatment of circulating tumor DNA (ctDNA) positive, surgically resected Stage II (high risk)/Stage III colorectal cancer is ongoing. The trial is expected to enroll about 200 patients to evaluate the efficacy of autogene cevumeran compared to watchful waiting after surgery and chemotherapy, the current standard of care for these high-risk patients. The primary endpoint for the study is disease-free survival, or DFS. Secondary objectives include OS and safety. The trial is currently enrolling in the United States, Germany, Spain, Belgium, Sweden and the UK.
Ongoing Phase 2 Trial in Pancreatic Ductal Adenocarcinoma, or PDAC
In October 2023, the first patient was dosed in the randomized Phase 2 clinical trial (NCT05968326) evaluating the safety and efficacy of autogene cevumeran in combination with atezolizumab (Genentech’s Tecentriq) followed by standard-of-care chemotherapy (mFOLFIRINOX) in patients with resected PDAC compared to chemotherapy alone. The Phase 2 study is expected to enroll 260 patients with resected PDAC who have not received prior systemic anti-cancer treatment and showed no evidence of disease after surgery. The primary endpoint is DFS. Secondary endpoints include OS and safety. The trial has been initiated in the United States and enrollment is planned in approximately 10 countries in total.
•In May 2023, results from the investigator-initiated Phase 1 trial were published in the peer-reviewed journal Nature (Rojas, L.A et al. 2023). The paper reported preliminary evidence that adjuvant autogene cevumeran in combination with atezolizumab and mFOLFIRINOX induces substantial T-cell response in patients with surgically resected PDAC that correlates with delayed recurrence.
Ongoing Phase 2 Trial in First-line Melanoma with Pembrolizumab
A randomized Phase 2 clinical trial (NCT03815058) evaluating the efficacy and safety of autogene cevumeran in combination with pembrolizumab versus pembrolizumab alone as first line in patients with previously untreated advanced melanoma is fully enrolled and follow-up is ongoing. The primary endpoint is PFS and is events-based. Secondary endpoints include ORR, OS, DOR and safety.
Ongoing Phase 1a/1b Clinical Trial
An open-label Phase 1a monotherapy/1b in combination with atezolizumab clinical trial (NCT03289962) of autogene cevumeran in patients with locally advanced or metastatic solid tumors, including patients with melanoma, NSCLC, bladder cancer, colorectal cancer, TNBC, renal cancer, head and neck cancer and sarcomas as well as other solid tumors is fully enrolled and follow-up is ongoing.
c) mRNA Intratumoral Immunotherapy
i. BNT131/SAR441000 for the Treatment of Solid Tumors
BNT131/SAR441000 comprised four mRNAs encoding the cytokines IL-12sc, IL-15sushi, IFN-α and GM-CSF, which we had identified as mediators of tumor regression across different murine tumor models. The Collaboration and License Agreement with Sanofi to develop BNT131/SAR441000 was terminated effective December 30, 2023.
Phase 1 Clinical Trial
We and Sanofi are running a first-in-human, multi-center, open-label, Phase 1, dose escalation and expansion clinical trial (NCT03871348) to evaluate the safety, pharmacokinetics, pharmacodynamics and anti-tumor activity of BNT131/

SAR441000 administered intratumorally as monotherapy and in combination with cemiplimab. In this trial, 77 patients with certain advanced solid tumors were enrolled. The trial has stopped recruitment; treatment of patients and follow-up are ongoing.
•In April 2023, preliminary data from the dose escalation and expansion study trial were presented at the 2023 American Association for Cancer Research (AACR) Annual Meeting. Anti-tumor activity across multiple dose levels was observed with treatment with BNT131/SAR441000 and was primarily limited to loco-regional disease setting. No significant overall distant non-injected lesion response was seen.
•Based on interim analysis results, we and Sanofi have jointly decided to discontinue the development of the mRNA coding for cytokines, BNT131/SAR441000.
d) RiboMabs
Our RiboMab product candidates, BNT141 and BNT142, are mRNAs that encode cancer cell targeting antibodies. These product candidates leverage our proprietary optimized mRNA technology combining nucleoside modifications to minimize immunogenicity with our improved mRNA backbone designs with the aim of maximizing protein expression. RiboMab product candidates are formulated using liver-targeting lipid nanoparticles, or LNPs for intravenous delivery.
i. BNT141 for the Treatment of Solid Tumors
In January 2022, we dosed the first patient in an open-label, multi-site, Phase 1/2 dose escalation, safety, and pharmacokinetic clinical trial of BNT141 followed by expansion cohorts in patients with CLDN18.2-positive tumors. The last patient visit was in July 2023. We have decided to discontinue the study based on observations regarding product characteristics, and are working on an optimized formulation of the product candidate for further clinical development.
ii. BNT142 for the Treatment of Solid Tumors
BNT142 codes for a T cell engaging bispecific antibody targeting CLDN6, and is being studied in an ongoing, open-label, multi-center Phase 1/2 clinical trial (NCT05262530) in patients with CLDN6-positive advanced solid tumors that have exhausted available standard therapy or are not eligible for such available therapy.
•A trial-in-progress poster was presented at the 2023 American Society of Clinical Oncology (ASCO) Annual Meeting. The study is actively recruiting patients in the EU, the UK, the United States and Singapore.
e) RiboCytokines
Our RiboCytokine product candidates are designed to address the limitations of recombinantly expressed cytokines, including limited serum half-life and production costs. BNT151 and BNT152+153 are nucleoside-modified mRNAs encoding human cytokines fused to human serum albumin. The modified mRNA is formulated with liver-targeting LNPs for intravenous delivery. BNT151 encodes an IL-2 variant, BNT152 encodes IL-7, and BNT153 encodes IL-2.
i. BNT151 for the Treatment of Solid Tumors
A first-in-human, open-label, dose escalation, multi-center Phase 1/2 clinical trial (NCT04455620) evaluating BNT151 (encoding an IL-2 variant) safety, pharmacokinetics and pharmacodynamics in patients with multiple solid tumors has been discontinued after the completion of enrollment for the Part 1 monotherapy dose escalation. The follow-up phase for enrolled patients is expected to be completed in 2024, after which the clinical data of the trial will be finally evaluated and reported accordingly.
ii. BNT152+BNT153 for the Treatment of Solid Tumors
Ongoing Phase 1 Trial of BNT152+153
An open-label, multi-site, first-in-human Phase 1 clinical trial (NCT04710043) is evaluating the safety, pharmacokinetics, pharmacodynamics, and preliminary anti-tumor activity of a combination of BNT152 and BNT153. The clinical trial is ongoing and enrolling patients with various metastatic or unresectable solid tumors for whom there is no available standard therapy likely to confer clinical benefit or patients who are not candidates for such available therapy. The clinical trial consists of two parts with adaptive design elements. Part 1 consisted of Groups A and B and was completed in May 2023. Group A was a BNT153 monotherapy dose escalation in patients with advanced solid malignancies until the maximum tolerated dose (MTD) or maximum administered dose (MAD) was defined. Group B was a BNT152 monotherapy dose escalation in patients with advanced solid malignancies until the MTD or optimal biological dose (OBD) was defined, whichever occured earlier. In Part 2, we are currently evaluating the combination treatment of BNT152 and BNT153.
2. Oncology Cell Therapy Product Candidates
a) CAR-T-cell therapy - CAR-T
i. BNT211 for the Treatment of CLDN6+ Solid Tumors
BNT211 consists of two investigational medicinal products: our first CAR-T-cell product candidate, which targets CLDN6-positive solid tumors, in combination with an mRNA named CARVac encoding CLDN6. The CAR-T cells are equipped with a second-generation CAR of high sensitivity and specificity for the tumor-specific carcino-embryonic antigen CLDN6. CARVac is intended to support in vivo expansion of transferred CAR-T cells to increase their persistence and efficacy. As with FixVac and iNeST, CARVac is also based on a pharmacologically optimized-backbone equipped uRNA delivered in our proprietary RNA-LPX formulation. BNT211 has been granted Priority Medicines, or PRIME, designation by the EMA for the third- or later-line treatment of testicular germ cell tumors.
Ongoing Phase 1/2 Clinical Trial
An open-label, multi-center Phase 1/2 dose escalation and dose expansion basket clinical trial (NCT04503278) evaluating CLDN6 CAR-T cells with or without a CLDN6 CARVac in patients with CLDN6-positive relapsed or refractory advanced solid tumors, including ovarian and testicular cancers, is ongoing. The primary outcome measure of the trial is safety, with secondary efficacy outcome measures to include ORR, DCR and DOR.
•A data update from the ongoing clinical trial was provided at the 2023 ASCO Annual Meeting describing the new dose escalation of CLDN6 CAR-T cells with and without CLDN6 CARVac using an automated manufacturing process for treatment of relapsed/refractory solid tumors. CLDN6 CAR-T cells ± CLDN6 CARVac showed a manageable safety profile in-line with that of manually produced CLDN6 CAR-T cells. Encouraging signs of activity were observed, with dose-dependent expansion of CAR-T cells translating into ORR of 41% with 7 responses in 17 evaluable patients (ORR 75% at dose level 2).
•In October 2023, data from the manual manufacturing process were published in Nature Medicine (Mackensen, A. et al., 2023).
•A second data update from the ongoing clinical trial was presented at the 2023 ESMO Congress, describing the interim results from a repeat dose escalation of CLDN6 CAR-T cells manufactured with an automated process with and without CLDN6 CARVac vaccine for treatment of relapsed/refractory solid tumors. CLDN6 CAR-T cells ± CLDN6 CARVac demonstrated encouraging signs of clinical activity. In several patients co-administration of CARVac improved persistence of cancer-specific CAR-T cells. The rate of treatment-emergent adverse events (TEAEs) was dose-dependent. A Phase 2 trial evaluating BNT211 in patients with germ cell tumors is planned to start in 2024.
b) Neoantigen-Targeting T Cells
Our neoantigen-targeting T-cell stimulation platform can be utilized to develop product candidates across several neoantigen-targeting non-engineered and engineered T-cell therapies. Autologous, neoantigen-specific T cells are primed, activated and expanded ex vivo utilizing a proprietary antigen-specific T-cell induction protocol, Neo-Stim, to target either a personal set of neoantigens for each patient or a set of selected shared neoantigens. Our lead product candidate under this platform is our individualized neoantigen-targeting T-cell therapy, BNT221.
i. BNT221 for the Treatment of Cancer
BNT221 is our autologous, fully personalized, polyspecific T-cell therapy directed against selected sets of individual neoantigens. BNT221 is based on expanded neoantigen-specific memory T cells and induced naïve T cells. The proprietary stimulation process allows for the induction of T cells from the naïve compartment, as well as expansion of T cells from the memory compartment. Other product characteristics are (i) cells with high specificity profile towards the mutant epitope; (ii) cells exhibiting multiple effector functions; (iii) a product that contains both central and effector memory T cells; and (iv) cells that have cytotoxic response towards endogenously processed and presented antigens as well as recognition of autologous tumor. The neoantigens are selected using our proprietary RECON bioinformatics engine.

Ongoing Phase 1 Clinical Trial
A first-in-human Phase 1 dose escalation clinical trial (NCT04625205) evaluating BNT221 in patients with checkpoint inhibitor unresponsive or refractory metastatic melanoma is ongoing. The first portion of the trial consists of a monotherapy dose escalation of BNT221, for which recruitment and treatment of patients is complete. Currently, BNT221 is being dosed in combination with anti-PD-1 therapy after first-line treatment. Major objectives of this study include evaluation of the safety and feasibility of administering BNT221, as well as evaluations of immunogenicity and preliminary efficacy.
•The first monotherapy data from the dose escalation phase of this clinical trial were presented at the 2023 ESMO Congress and 2023 SITC Annual Meeting. These initial results demonstrated a manageable safety profile and signs of tumor regression in several patients with anti-PD-1 and anti-CTLA-4 pretreated advanced or metastatic melanoma.
3. Protein-based Therapeutic Product Candidates in Oncology
a) Next-Generation Immune Checkpoint Modulators
We and Genmab are developing antibodies that are designed to function as tumor-targeted and dual immunomodulators, applying Genmab’s proprietary technologies in combination with our joint target identification and product concept expertise. BNT311/GEN1046 (acasunlimab), BNT312/GEN1042, BNT313/GEN1053, BNT314/GEN1059, BNT315/GEN1055, and BNT322/GEN1056 are partnered with Genmab as part of a 50:50 collaboration in which development costs and future profits are shared. We and Genmab have five product candidates currently in clinical development: BNT311/GEN1046 (acasunlimab, DuoBody PD-L1x4-1BB), BNT312/GEN1042 (DuoBody CD40x4-1BB), BNT313/GEN1053 (HexaBody-CD27), BNT314/GEN1059 (DuoBody-EpCAMx4-1BB), and BNT322/GEN1056 (target undisclosed). In October 2023, an Investigational New Drug Application (IND) was submitted for an additional product candidate, BNT315/GEN1055 (HexaBody-OX40) and the IND has been cleared by the U.S. FDA.
In March 2023, we and OncoC4 announced entry into a strategic collaboration, which includes joint development of BNT316/ONC-392 in a range of solid tumor indications, with the parties equally sharing development costs for such joint development studies. BioNTech holds the exclusive worldwide commercialization rights for this product candidate.
In November 2023, we announced an exclusive global license and collaboration with Biotheus under which we will be developing, manufacturing and commercializing Biotheus’ bispecific antibody candidate BNT327/PM8002 globally ex-Greater China.
i.    BNT311/GEN1046 (acasunlimab) a PD-L1x4-1BB Bispecific Antibody for the Treatment of Solid Tumors
BNT311/GEN1046 (acasunlimab), our jointly owned PD-L1x4-1BB product candidate, is a potential first-in-class bispecific antibody combining PD-L1 checkpoint inhibition with 4-1BB stimulation. BNT311/GEN1046 (acasunlimab) is being developed for the treatment of solid tumors using Genmab’s proprietary DuoBody technology platform. We and Genmab are currently evaluating BNT311/GEN1046 (acasunlimab) in multiple clinical trials.
Ongoing Phase 2 Trial in Metastatic NSCLC
A Phase 2, multi-center, randomized, open-label clinical trial (NCT05117242) of BNT311/GEN1046 (acasunlimab) as monotherapy and in combination with pembrolizumab in patients with relapsed/refractory metastatic NSCLC and a tumor PD-L1 expression of tumor proportion score, or TPS, of ≥1% after treatment with standard of care therapy with an immune checkpoint inhibitor is ongoing. The primary endpoint is ORR according to Response Evaluation Criteria in Solid Tumors, or RECIST v1.1. Secondary endpoints include DOR, TTR, PFS, OS and safety.
We are planning to share data from this clinical trial at a medical conference in 2024. Based on the data, we are engaging with health authorities on the design of a pivotal trial evaluating BNT311/GEN1046 (acasunlimab) in second line NSCLC.
Ongoing Phase 2 Trial in Advanced Endometrial Cancer
In September 2023, an open-label Phase 2 clinical trial (NCT06046274) in treatment-experienced patients with advanced (unresectable and/or metastatic) endometrial cancer was initiated to evaluate the safety and clinical activity of BNT311/GEN1046 (acasunlimab) in combination with pembrolizumab in these patients.

Ongoing Phase 1/2 Clinical Trial in Solid Tumors
In May 2019, we and Genmab initiated a Phase 1/2, multi-center, open-label clinical trial (NCT03917381) with multiple expansion cohorts evaluating BNT311/GEN1046 (acasunlimab) as monotherapy and in combination therapies in patients with multiple solid tumors. The trial is currently ongoing.
Ongoing Phase 1 Clinical Trial in Japanese Patients
In June 2021, we and Genmab initiated a Phase 1 open-label, dose escalation clinical trial (NCT04937153) evaluating the safety and pharmacokinetics of BNT311/GEN1046 (acasunlimab) as monotherapy and in combination with pembrolizumab in Japanese patients with multiple solid tumors. The trial is currently ongoing.
ii.    BNT312/GEN1042, a CD40x4-1BB Bispecific Antibody for the Treatment of Solid Tumors
BNT312/GEN1042 is a jointly owned, novel, agonistic, bispecific antibody that combines targeting and conditional activation of the costimulatory molecules CD40 and 4-1BB on immune cells. BNT312/GEN1042 is being developed for the treatment of solid cancers using Genmab’s proprietary DuoBody technology platform and our CD40 and 4-1BB antibodies. We and Genmab are currently evaluating BNT312/GEN1042 in multiple clinical trials.
Ongoing Phase Clinical Trials
A Phase 1/2 dose-escalation clinical trial (NCT04083599) with expansion cohorts evaluating safety and anti-tumor activity of BNT312/GEN1042 as monotherapy and in combination therapies in patients with solid tumors is ongoing. We and Genmab are anticipating data needed to determine next steps for this program in 2024.
In April 2023, we and Genmab initiated an open-label Phase 1/2 clinical trial (NCT05491317) evaluating the safety and clinical activity of BNT312/GEN1042 in combination with radiotherapy with or without pembrolizumab in patients with metastatic solid tumors.
In November 2023, we and Genmab initiated a Phase 1 clinical trial (NCT06057038) in Japan evaluating the safety, tolerability, pharmacokinetics, pharmacodynamics and antitumor activity of BNT312/GEN1042 monotherapy and in combination with pembrolizumab with or without chemotherapy in patients with multiple solid tumors.
iii.     BNT313/GEN1053, an Agonistic Hexabody-CD27 Antibody for the Treatment of Malignant Solid Tumors
BNT313/GEN1053 is a novel CD27 antibody with an IgG Fc domain engineered to induce clustering of CD27 on the plasma membrane of T cells with the aim of enhancing T-cell activation, proliferation and differentiation without depleting T cells. In preclinical studies, BNT313/GEN1053 increases T-cell activation, proliferation, cytokine secretion and cytotoxic activity.
Ongoing Phase 1/2 Clinical Trial
A Phase 1/2 clinical trial (NCT05435339) evaluating the safety, tolerability and preliminary efficacy of BNT313/GEN1053 as monotherapy in patients with advanced solid tumors is currently recruiting.
iv.     BNT314/GEN1059, an EpCAMx4-1BB Bispecific Antibody for the Treatment of Advanced or Metastatic Solid Tumors
BNT314/GEN1059 is a potential first-in-class bispecific antibody product candidate, using Genmab’s proprietary DuoBody technology platform designed to boost antitumor immune responses through EpCAM-dependent 4-1BB agonistic activity.
At the 2023 ESMO Congress, we and Genmab presented preclinical data describing the mechanism of action of BNT314/GEN1059. In preclinical studies, BNT314/GEN1059 was shown to enhance T-cell activation, proliferation, and effector functions in vitro and ex vivo, and to promote antitumor activity in vivo. These results suggest that BNT314/GEN1059 may boost antitumor immunity in cancer patients with EpCAM-positive tumors.

A first-in-human Phase 1/2 clinical trial (NCT06150183), which we are sponsoring, is currently recruiting to investigate the safety and preliminary antitumor activity of BNT314/GEN1059 in patients with advanced or metastatic solid tumors.
v.     BNT315/GEN1055, a HexaBody-OX40 Antibody for the Treatment of Advanced Solid Tumors
At the 2023 ESMO Immuno-Oncology Congress, we and Genmab presented preclinical data describing BNT315/GEN1055. In preclinical studies, BNT315/GEN1055 exhibited FcγR-crosslinking-independent OX40 agonist activity, a unique mechanism of action that is distinct from conventional IgG1 OX40 agonists. BNT315/GEN1055 enhanced T-cell activation and proliferation in vitro and showed antitumor activity in vivo.
A first-in-human clinical trial is planned to start in the first half of 2024 to evaluate the clinical safety and preliminary efficacy of BNT315/GEN1055 in patients with advanced solid tumors.
vi.     BNT322/GEN1056, an Antibody for the Treatment of Solid Tumors
BNT322/GEN1056 is an antibody product candidate we are co-developing with Genmab for the treatment of solid tumors and for potential use in combination with other products. A first-in-human Phase 1 clinical trial (NCT05586321) of BNT322/GEN1056 in patients with advanced solid tumors is currently ongoing.
vii.     BNT327/PM8002, a Bispecific Antibody Candidate Targeting PD-L1 and VEGF, in Collaboration with Biotheus
BNT327/PM8002 is an anti-VEGF-A antibody candidate fused to a humanized anti-PD-L1 VHH being developed in collaboration with Biotheus. BNT327/PM8002 is currently being evaluated in Phase 1 and Phase 2/3 clinical trials in China to assess the efficacy and safety of the candidate as monotherapy or in combination with chemotherapy in various indications.
•Data from a Phase 1/2 trial in advanced solid tumors presented in 2023 demonstrated that BNT327/PM8002 as monotherapy was observed to have antitumor activity and a manageable safety profile.
•Data from Phase 2 trials in patients with small cell lung cancer, or SCLC, and TNBC presented in 2023 demonstrated that BNT327/PM8002 in combination with chemotherapy was observed to have encouraging antitumor activity and an acceptable toxicity profile as second- and first-line therapy, respectively.
Additional data readouts, both in monotherapy and combination, are expected across a range of solid tumors in 2024.
viii.     BNT316/ONC-392 (gotistobart), an Anti-CTLA-4 Monoclonal Antibody Candidate in Development in Collaboration with OncoC4
BNT316/ONC-392 (gotistobart) is a next-generation anti-CTLA-4 antibody candidate. CTLA-4 is a molecule which inhibits T-cell immune response and reduces the activity of T cells in recognizing and eliminating cancer cells. Blocking CTLA-4 preserves T-cell activity and enhances anti-tumor activity. Our next-generation anti-CTLA-4 antibody candidate BNT316/ONC-392 (gotistobart) was designed to preserve CTLA-4 recycling and thus function of regulatory T cells in the peripheral tissues.
Ongoing Phase 3 Clinical Trial in Metastatic, Immunotherapy-resistant NSCLC
In June 2023, a Phase 3 clinical trial (NCT05671510) was initiated to evaluate BNT316/ONC-392 (gotistobart) as monotherapy in patients with metastatic NSCLC whose disease progressed on anti-PD-1/PD-L1 antibody based therapy. The trial initiation followed the U.S. FDA Fast Track Designation granted in 2022 and is based on Phase 1/2 safety and efficacy data for the monotherapy in metastatic, immunotherapy-resistant NSCLC. The two-stage Phase 3 clinical trial will assess the efficacy and safety of BNT316/ONC-392 (gotistobart) as monotherapy compared to the standard-of-care chemotherapy (docetaxel) in patients with metastatic NSCLC that progressed under previous PD-(L)1-inhibitor treatment. The primary endpoint is OS. Secondary endpoints include ORR, PFS and safety. Approximately 600 patients are planned to be enrolled at clinical sites in the United States, China, Australia, South Korea, Türkiye, Canada, the UK and the EU countries Germany, Spain, Italy, Belgium and the Netherlands.
Ongoing Phase 2 Clinical Trial in Platinum-resistant Ovarian Cancer

An open-label, randomized Phase 2 clinical trial (NCT05446298) evaluating BNT316/ONC-392 (gotistobart) therapy in combination with pembrolizumab in platinum-resistant ovarian cancer is ongoing. The clinical trial is evaluating two doses of BNT316/ONC-392 (gotistobart) in combination with a fixed dose of pembrolizumab in participants with ovarian cancer who are resistant to platinum-based chemotherapy and have disease progression after one line of therapy containing bevacizumab. The primary endpoints are ORR and safety. Secondary endpoints include DOR, DCR, PFS and OS.
Ongoing Phase 1/2 Clinical Trial in Advanced or Metastatic Solid Tumors
A first-in-human Phase 1/2 open-label dose escalation clinical trial (NCT04140526) evaluating BNT316/ONC-392 (gotistobart) as monotherapy and in combination with pembrolizumab in patients with advanced or metastatic solid tumors is ongoing.
•At the 2023 ASCO Annual Meeting and the 2023 SITC Annual Meeting, we and OncoC4 presented data from expansion cohorts in the ongoing Phase 1/2 clinical trial that demonstrated BNT316/ONC-392 (gotistobart) was generally safe and well tolerated and TEAEs were manageable. The data also demonstrated encouraging clinical activity in patients with immunotherapy-resistant NSCLC.
Ongoing Phase 1/2 Clinical Trial in Metastatic Castration Resistant Prostate Cancer
An open-label, randomized Phase 1/2 clinical trial (NCT05682443) assessing the efficacy and safety of BNT316/ONC-392 (gotistobart) in combination with the radioligand therapy, lutetium Lu 177 vipivotide tetraxetan (Novartis’s Pluvicto), in patients with mCRPC who have progressed on an androgen receptor, or AR pathway inhibitor was initiated in 2023 and is recruiting patients. In December 2023, the first patient was treated as part of the trial. The primary endpoint is PFS. The trial is expected to enroll approximately 144 patients at clinical trial sites in the United States.
b) Targeted Cancer Antibodies
i. BNT321 for the Treatment of Pancreatic Cancer
BNT321 is a high affinity, fully human IgG1 monoclonal antibody targeting sialyl Lewis A (sLea), an epitope on CA19-9 which is expressed in pancreatic and other gastrointestinal cancers. sLea plays a role in tumor adhesion and metastasis formation and is a marker of an aggressive cancer phenotype.
Ongoing Phase 1/1b Clinical Trial
A Phase 1/1b trial (NCT02672917) is evaluating BNT321 monotherapy and in combination with mFOLFIRINOX in patients with advanced PDAC and other CA19-9+ tumors.
•Data from the trial were presented at the ASCO Gastrointestinal Cancer Symposium 2024. Preclinically, BNT321 binding was observed to be highly specific and restricted to cancer tissues with sLea expression. The most frequent dose-limiting toxicities, or DLTs, for both monotherapy and for mFOLFIRINOX combination therapy are hepatic transaminase elevations. DLTs generally occur in cycle 1 and do not preclude subsequent BNT321 administration at reduced doses. BNT321 in combination with mFOLFIRINOX was tolerable for multiple cycles. Clinical activity (27% PR, RECIST) was observed in patients receiving the combination as first or subsequent line therapy for advanced disease.
Ongoing Phase 1/2 Clinical Trial
A Phase 1/2 trial (NCT06069778) evaluating the safety, tolerability, and efficacy of BNT321 in combination with mFOLFIRINOX as an adjuvant therapy following curative resection in patients with PDAC has been initiated.
c) Antibody Drug Conjugates (ADCs)
In 2023, we broadened our access to a new technology - ADCs - because we believe this technology has the potential to replace highly toxic chemotherapy regimens and become a potential new combination backbone for cancer treatment. Our growing ADC pipeline now includes ADCs directed against four distinct targets and is of interest for a broad range of cancer types.
In April 2023, we announced a collaboration with DualityBio for exclusive licenses to two investigational ADC assets (BNT323/DB-1303 and BNT324/DB-1311) directed against targets expressed in a broad range of human cancers. In

August 2023, we signed another exclusive agreement with DualityBio to develop, manufacture and commercialize an additional ADC, BNT325/DB-1305.
In October 2023, we signed a strategic research collaboration and worldwide license agreement with MediLink Therapeutics for the development of a next-generation ADC, BNT326/YL202.
i. BNT323/DB-1303, an ADC in Development in Collaboration with DualityBio
BNT323/DB-1303 is a topoisomerase-1 inhibitor-based ADC directed against Human Epidermal Growth Factor Receptor 2, or HER2, a target that is over-expressed in a variety of cancers and contributes to the aggressive growth and spread of cancer cells. The program received Fast Track Designation from the U.S. FDA for endometrial cancer in January 2023. In December 2023, the U.S. FDA granted Breakthrough Therapy designation for BNT323/DB-1303 for the potential treatment of advanced endometrial cancer in patients who progressed on or after treatment with immune checkpoint inhibitors. With the Breakthrough Therapy designation, we seek to expedite the further development of BNT323/DB-1303 in this indication.
Ongoing BNT323/DB-1303 Phase 3 Clinical Trial in Advanced or Metastatic Hormone Receptor-positive, or HR+, HER2-low Breast Cancer
An ongoing randomized, multi-center, open-label Phase 3 clinical trial (NCT06018337) is recruiting to evaluate BNT323/DB1303 versus the investigator's choice of chemotherapy in advanced or metastatic HR+, HER2-low breast cancer subjects whose disease has progressed on at least two lines of prior endocrine therapy or within six months of first line endocrine therapy + cyclin-dependent 4/6 (CDK4/6) inhibitor and no prior chemotherapy. The first patient was dosed in January 2024. The trial aims to enroll approximately 532 patients. The primary endpoint is PFS. Secondary endpoints include OS, ORR, DCR, DOR and safety as well as patient-reported outcomes.
Ongoing BNT323/DB-1303 Phase 1/2 Clinical Trial in Advanced or Metastatic HER2-expressing Solid Tumors
BNT323/DB-1303 is being evaluated in an ongoing multi-center, non-randomized, open-label, multiple dose, first-in-human Phase 1/2 clinical trial (NCT05150691) in patients with advanced/unresectable, recurrent, or metastatic HER2-expressing solid tumors, including HER2-expressing breast cancer and endometrial cancer. Most patients in this trial were recruited in the United States.
•A potential registrational single-arm trial enrolling HER2-expressing (IHC3+, 2+, 1+ or ISH-positive) patients with endometrial carcinoma is ongoing and plans to recruit 140 patients.
•We and DualityBio presented data from the ongoing trial at the 2023 ASCO Annual Meeting from patients with multiple solid tumors, including breast cancer HER2-expressing tumors. BNT323/DB-1303 was well tolerated with no DLT, and no TEAEs associated with death were observed. Preliminary antitumor activity was observed in heavily pretreated HER2-expressing patients with a median of seven prior systemic treatment regimens, including other HER2 ADCs.
•In September 2023, data from the ongoing trial were presented at the European Society of Gynecological Oncology (ESGO) Congress focusing on patients with advanced/metastatic endometrial cancer. BNT323/DB-1303 was observed to have a manageable safety profile, and no new safety signals were observed. Antitumor activity was observed in patients (n=17) with advanced, recurrent or metastatic HER2-expression endometrial cancer following treatment with BNT323/1303, with an ORR of 58.8% and DCR of 94.1%.
ii. BNT324/DB-1311, an ADC in Development in Collaboration with DualityBio

BNT324/DB-1311 is a topoisomerase-1 inhibitor-based ADC directed against B7H3.
Ongoing BNT324/DB-1311 Phase 1/2 Clinical Trial in Advanced Solid Tumors
A first-in-human, multi-center, open-label, dose escalation and dose-expansion Phase 1/2a clinical trial evaluating the safety and tolerability of BNT324/DB-1311 in patients with advanced solid tumors has been initiated and the first patient was dosed in September 2023.
iii. BNT325/DB-1305, an ADC in Development in Collaboration with DualityBio
BNT325/DB-1305 is a topoisomerase-1 inhibitor-based ADC directed against TROP2. In January 2024, we and DualityBio received Fast Track Designation for BNT325/DB-1305 from the U.S. FDA for the treatment of patients with platinum-resistant ovarian epithelial cancer, fallopian tube, or primary peritoneal cancer in patients who have received one to three prior systemic treatment regimens.
Ongoing BNT325/DB-1305 Phase 1/2 Clinical Trial in Advanced Solid Tumors
A multi-center, non-randomized, open-label, multiple-dose, first-in-human Phase 1/2a clinical trial (NCT05438329) evaluating BNT325/DB-1305 in patients with advanced solid tumors is ongoing.
•In October 2023, first-in-human data from the ongoing trial were presented at the ESMO Congress, in which a manageable safety profile was observed at lower dose levels. Encouraging preliminary activity of BNT325/DB-1305 was observed with an ORR of 30.4% (7/23) and DCR of 87.0% (20/23), both unconfirmed at the time of the presentation. 13 NSCLC patients had an unconfirmed ORR of 46.2% (6/13), and an unconfirmed DCR of 92.3% (12/13).
•In November 2023, two new cohorts were added to the study: a cohort to evaluate BNT325/DB-1305 monotherapy in cervical cancer and a cohort to assess the combination of BNT325/DB-1305 with pembrolizumab in NSCLC.
iv. BNT326/YL202, an ADC in Development in Collaboration with MediLink Therapeutics
BNT326/YL202 is a topoisomerase-1 inhibitor-based ADC directed against HER3. HER3 is a target that is overexpressed in various cancer types, such as NSCLC and breast cancer and is closely associated with tumor metastasis and disease progression. Furthermore, HER3 expression is upregulated after frontline drug therapy, making it an adequate target for cancer treatment resistance.
Ongoing BNT326/YL202 Phase 1 Clinical Trial in NSCLC and Breast Cancer
A multi-center, open-label, first-in-human Phase 1 clinical trial (NCT05653752) evaluating BNT326/YL202 as a later-line treatment in patients with locally advanced or metastatic epidermal growth factor receptor, or EGFR-mutated NSCLC or HR-positive and HER2-negative breast cancer is ongoing.
4. Oncology Small Molecule Immunomodulator Product Candidates
i. BNT411, a Small Molecule TLR7 Agonist for the Treatment of Solid Tumors, including SCLC
BNT411 is a TLR7 agonist that is designed to activate both the adaptive and innate immune system through the TLR7 pathway. This activity and the release of cytokines and chemokines are designed to result in the potent stimulation of antigen-specific CD8+ T cells, B cells and innate immune cells such as natural killer cells, or NK cells, and macrophages.
Ongoing Phase 1/2 Trial
A Phase 1/2, first-in-human, open-label, dose escalation trial (NCT04101357) with expansion cohorts evaluating safety, pharmacokinetics, progression of disease and preliminary efficacy of BNT411 as monotherapy in patients with solid tumors and in combination with atezolizumab, carboplatin and etoposide in patients with chemotherapy-naïve ES-SCLC is ongoing.
B. Infectious Disease Programs

1.Next-Generation COVID-19 Vaccine
i. BNT162b5/6/7
In collaboration with Pfizer, we are developing vaccine candidates with a stabilized antigen design aimed to increase the magnitude and breadth of antibody responses to better protect against COVID-19.
•A randomized, active controlled, observer-blind Phase 2 clinical trial to evaluate the safety, tolerability and immunogenicity of stabilized spike antigen vaccine candidates is ongoing.
ii. BNT162b2 + BNT162b4
In collaboration with Pfizer, we are aiming to develop a vaccine candidate that enhances and broadens SARS-CoV-2 T-cell responses. BNT162b4 is a next-generation COVID-19 vaccine component designed to elicit T-cell immunity across epitopes. BNT162b4 encodes variant-conserved, immunogenic segments of the SARS-CoV-2 nucleocapsid, membrane, and ORF1ab proteins, targeting diverse human leukocyte antigen, or HLA, alleles.
•A Phase 1 clinical trial to evaluate the safety, tolerability and immunogenicity of BNT162b4, in combination with BNT162b2 is ongoing.
2. COVID-19 – Influenza Combination mRNA Vaccine Program – BNT162b2 + BNT161
In October 2022, we and Pfizer initiated a Phase 1/2 open-label, dose-finding trial (NCT05596734) to evaluate the safety, tolerability and immunogenicity of a combination of the COVID-19 and influenza mRNA vaccines in 180 healthy adults 18 to 64 years of age. The combination vaccine consists of our Original/Omicron BA.4-5-adapted bivalent COVID-19 vaccine and Pfizer’s quadrivalent modified RNA (modRNA) influenza vaccine.
In December 2022, we and Pfizer announced that the companies received Fast Track Designation from the U.S. FDA for the mRNA-based combination vaccine candidate for influenza and COVID-19.
•In October 2023, we and Pfizer announced top-line results from a Phase 1/2 clinical trial (NCT06178991) evaluating the safety, tolerability and immunogenicity of mRNA-based combination vaccine candidates for influenza and COVID-19 among healthy adults 18 to 64 years of age. In the clinical trial, the vaccine candidates were compared to licensed influenza vaccines and the Pfizer-BioNTech COVID-19 Omicron BA.4-5 adapted bivalent vaccine given separately at the same visit.
•The data from the trial demonstrated robust immune responses to influenza A, influenza B and SARS-CoV-2 strains, as well as a safety profile consistent with the safety profile of the companies’ COVID-19 vaccine.
•A pivotal Phase 3 clinical trial (NCT06178991) was initiated in December 2023 and aims to enroll 7,500 healthy subjects 18 to 64 years old of age. Further development is subject to entering into a definitive agreement.
3. Influenza Vaccine Program – BNT161
In 2018, we and Pfizer entered into an agreement to collaborate on an mRNA program to develop an influenza vaccine for an initial period of three years, which ended in 2021. Pfizer has since the sole responsibility, authority and control of the development, manufacturing and commercialization of all candidates and products related to the program. Upon potential approval and commercialization, we are eligible to receive a royalty on Pfizer’s sales.
•A Pfizer-initiated, randomized Phase 3 clinical trial to evaluate the efficacy, safety, tolerability and immunogenicity of a quadrivalent modRNA influenza vaccine candidate is ongoing.
4. Herpes Simplex Virus (HSV) Vaccine Program – BNT163
We have a research collaboration with the University of Pennsylvania under which we have the exclusive option to develop and commercialize mRNA vaccine candidates against up to 10 infectious disease indications. As part of this collaboration, we are developing a HSV vaccine candidate.
A first-in-human, controlled Phase 1 clinical trial (NCT05432583) evaluating the safety, tolerability and immunogenicity of BNT163, an HSV vaccine candidate for the prevention of genital lesions caused by HSV-2, and potentially HSV-1, is ongoing. Dose escalation Part A has been completed, with the last subject visit in December 2023, and Part B (safety and dose evaluation) is opening for enrollment across sites in the United States.

5. Tuberculosis Vaccine Program - BNT164
Two randomized, controlled, dose-finding Phase 1 clinical trials evaluating BNT164 are ongoing (NCT05537038, Germany and NCT05547464, Republic of South Africa). The clinical trials’ first subjects were dosed in April and August 2023, respectively. Both clinical trials will assess the safety, reactogenicity and immunogenicity of two mRNA vaccine candidates against tuberculosis. This program is run in partnership with the Bill & Melinda Gates Foundation.
6. Malaria Vaccine Program – BNT165
Our malaria program aims to develop a well-tolerated and highly effective mRNA vaccine with durable immunity to prevent blood-stage P. falciparum malaria infection, thereby aiming to reducing morbidity, mortality and onward transmission, and to develop sustainable vaccine production and supply solutions on the African continent. We plan to assess several vaccine candidates, featuring components of known targets such as circumsporozoite protein (CSP), conserved, immunogenic segments of liver stage-expressed proteins as well as other antigens.
•A first-in-human Phase 1 clinical trial (NCT05581641) to evaluate the safety, tolerability and exploratory immunogenicity of a vaccine candidate had its last subject last dosed in September 2023. Follow-up is ongoing until September 2024.
•A randomized, dose escalation Phase 1/2 (NCT06069544) trial to evaluate the safety, tolerability, immunogenicity and efficacy of a second investigational RNA-based vaccine candidate in a controlled human malaria infection model has been initiated. The first subject was dosed in November 2023.
7. Mpox Vaccine Program – BNT166
Our fully owned BNT166 program aims to develop an effective, well-tolerated and accessible vaccine for the prevention of mpox. The multivalent BNT166 mRNA vaccine candidates encode surface antigens that are expressed in the two infectious forms of the mpox virus to efficiently fight virus replication and infectivity. The program is supported through a partnership with the Coalition for Epidemic Preparedness Innovations, or CEPI, to provide equitable access to the vaccine, if successfully developed and approved, in low- and middle-income countries.
•A Phase 1/2 clinical trial (NCT05988203) evaluating the safety, tolerability, reactogenicity and immunogenicity of an mRNA-based multivalent vaccine candidate has been initiated and the first subject was dosed in October 2023. The trial aims to enroll 64 healthy subjects with and without prior history of known or suspected smallpox vaccination.
8. Shingles Vaccine Program – BNT167
We and Pfizer are developing the first mRNA-based vaccine candidate against shingles. While there are currently approved vaccines for shingles, the goal is to develop an mRNA vaccine candidate that potentially shows high efficacy, better tolerability and is more efficient to produce globally.
A randomized, controlled, dose-selection Phase 1/2 clinical trial (NCT05703607) to evaluate the safety, tolerability, and immunogenicity of BNT167 in up to 900 healthy volunteers, 50 through 69 years of age, was initiated in February 2023.
9. Anti-bacterial Programs
BioNTech R&D (Austria) GmbH is a wholly owned subsidiary of BioNTech SE focused on the development of novel anti-bacterial drugs to treat persistent bacterial infections. These development programs are based on the proprietary LysinBuilder platform, which allows the targeted development of precision anti-bacterials. The development pipeline focuses on chronic bacterial infections where antibiotics fail to cure or destroy the natural microbiomes.
VI. The mRNA Technology
In the last decade, mRNA has progressed into a promising new class of medicine, with the potential to treat a wide variety of diseases with high unmet medical needs. mRNA is a long, polymeric molecule, composed of four different building blocks called nucleotides. In mRNA, hundreds or thousands of these nucleotides are linked in a unique order to convey genetic information to cells, where it is used to express proteins with biological effects.

Since the COVID-19 pandemic, mRNA-based immunization for the prevention of infectious diseases is considered an innovative alternative to conventional vaccine approaches. mRNA has shown the potential to elicit potent protective immune responses against various pathogens and may offer advantages over the use of live and inactivated virus vaccines, subunit vaccines, and other nucleic-acid-based vaccine formats. According to Beissert et al (2020), “RNA is non-infectious, non-integrating and, by virtue of rapid degradation by normal cellular processes, is only transiently active. RNA can be administered repeatedly both to prime and to boost immune responses and is not limited by anti-vector immunity. Moreover, the RNA backbone engages pattern recognition receptors in the host cell, thereby naturally adjuvanting the response to the encoded immunogen.” According to the same study, mRNA can also enable “rapid, cost-efficient, cell- and animal-material-free, scalable production without the use of egg- or cell-based culture. Thus, RNA may facilitate how vaccines are made and has the potential to enable a rapid response to emerging infections.”
Synthetic mRNA can be engineered to resemble mature and processed mRNA molecules that naturally occur in the cytoplasm of eukaryotic cells and can be used to transiently deliver proteins. Established mRNA manufacturing technologies can be quickly adapted to produce mRNAs of different sequences, permitting the rapid development of mRNAs with the potential to address a variety of different conditions, including cancer, infectious disease, and rare diseases. Our mRNA pipeline addresses each of these therapeutic areas.
A. General Principles of mRNA Pharmacology
As a drug, manufactured mRNA provides instructions to a target cell to produce particular encoded protein(s) with a desired prophylactic or therapeutic effect. Based on these instructions, the proteins will be either secreted or remain intracellular. The mRNA drug will eventually be degraded and eliminated from the body.
Our mRNA drugs are synthesized in a cell-free system by in vitro transcription from a DNA template. This template encodes all of a functional mRNA’s structural elements with the exception of the 5’ cap structure, which is co-transcriptionally incorporated. After in vitro transcription is performed, the template is then digested by DNases and the mRNA is purified by conventionally-used methods for isolating nucleic acids. The mRNA molecule comprises:
•an open reading frame, or ORF, which encodes for the protein of interest;
•untranslated regions, or UTRs, which flank the ORF; and
•the cap and the poly(A) tail, which are the two terminal structures of the linear mRNA, and are responsible for increased stability and translational efficiency of mRNA.
The mRNA drug needs to be appropriately formulated in order to protect mRNA molecules against enzymatic degradation by ribonucleases and to facilitate their delivery to the target cells. The formulation is selected based on the intended application and route of delivery. After uptake into the target cell, the mRNA molecules are loaded into ribosomes, where translation into protein takes place. Subsequently, the mRNA is degraded by cellular mechanisms. Proteins encoded by the mRNA can be secreted or maintained in or on the cell. Encoded proteins can perform functions in the body, for example, replacing activities that are deficient, or they can trigger immune responses, for example by acting as antigens (as in the case of vaccines), or by directing the immune system to a target of interest (as in the case of many therapeutic antibodies). Also, proteins encoded by the mRNA are processed by the cellular machinery and can be displayed by specialized complexes, namely MHC I or MHC II complexes, to trigger T cell responses to epitopes present within them. These complexes present the epitopes to immune cells to provoke the desired immune response. In the case of other mRNA applications, the mRNA encodes proteins that are secreted from the cells, such as antibodies, and function extracellularly.
The structural elements of the mRNA have an impact on its performance. This includes potential immunogenicity, efficiency of translation and molecular stability. We leverage our extensive experience to design, synthesize, manufacture and formulate our therapeutic mRNA, and to adapt its composition to suit the desired application.
•The cap is added to the 5’ end of the mRNA during its synthesis. Our studies have demonstrated that incorporation of a unique cap analogue into the mRNA helps to achieve superior translational performance by stabilizing the mRNA molecule and directing the immune response.
•The composition and structure of the 5’ and 3’ untranslated regions of the mRNA molecule are important determinants of the intracellular stability of mRNA. As a result of rigorous screening of different mRNA sequences, we identified specific UTRs that promote increased protein translation for long duration.

•We have performed extensive research on the structure of the poly(A) tail and the translational performance of mRNA and customized our template design accordingly.
The translational performance of mRNA can be increased by reducing contaminating double-stranded RNA, or dsRNA, from the mRNA. We have extensive expertise in different mRNA purification procedures. We have also invented a novel mRNA purification method that greatly impacts translatability of our mRNA. Depending on the protein characteristics needed for treatment of a disease, we optimize the DNA template through a proprietary codon optimization process, changing the nucleotide sequence of the template without altering the amino acid composition of the encoded protein. We make further adjustments during mRNA production to minimize the occurrence of dsRNA by-products. We believe fine-tuning the respective molecules provides a great benefit to the purpose-adapted performance of our mRNA.
B. mRNA Formats
1. Optimized Uridine mRNA (uRNA)
The nucleotide sequence of mRNA determines the amino acid sequence of the protein. In addition, the nature of nucleosides used for production of mRNA drugs can also influence recognition of the molecule by the immune system. Presence of naturally occurring uridine (U) in our optimized uridine mRNA makes it immunogenic by activating immune sensors. We have further optimized our uridine mRNA for immunogenicity of the encoded antigen (augmented presentation on MHC I and MHC II) and pharmacological activity (enhanced stability and translational efficiency). Immunogenicity of the mRNA is an added benefit when mRNA is used for immunotherapy applications, by acting as an immunotherapy adjuvant. We believe this makes our therapeutics for iNeST and FixVac even more potent.
2. Nucleoside-modified mRNA (modRNA)
Immunogenic reaction against mRNA drugs needs to be avoided in applications where therapeutic proteins are produced, such as in our RiboMab and RiboCytokine platforms. We have profound expertise in incorporating naturally-occurring modified nucleosides into our therapeutic mRNAs. We have demonstrated that the presence of a variety of modified nucleosides in the manufactured mRNA suppresses its intrinsic immune activation, while leading to superior protein production for long duration. Deimmunizing mRNA by incorporating modified nucleosides helps to avoid the production of anti-drug antibodies and to broaden the therapeutic application of these types of mRNA drugs. We believe this customization has resulted in therapeutic mRNA that is both potent and well tolerated.
3. Self-amplifying mRNA (saRNA)
Our self-amplifying mRNA, or saRNA, drugs use the concept of viral mRNA replication, while not being infectious, disease-causing agents themselves. saRNA resembles conventional mRNA, encoding the protein of interest, but it also encodes an RNA-dependent RNA-polymerase, called replicase, that multiplies part of the mRNA within the target cell. Thus, lower amounts of saRNA are needed compared to a regular mRNA to obtain the same amount of active protein. As we have demonstrated, our saRNA ensures high levels of sustained antigen production with a small amount of initial mRNA input. Our scientific team has designed this mRNA technology to act as a potent tool for prophylactic vaccination, with the potential for application in infectious diseases.
4. Trans-amplifying mRNA (taRNA)
We have expanded on our self-amplifying mRNA capabilities and developed a novel mRNA amplification technology which separates amplification of the target mRNA and the replicase encoding mRNA. This advancement broadens the spectrum of applications by making the development of therapeutic and prophylactic mRNAs even more flexible, as the replicase can amplify mRNA encoding of not only one protein, but several different ones. In the case of vaccines, this allows us to produce the replicase in advance for use with different vaccines. Our trans-amplifying mRNA is a proprietary mRNA format that we believe is particularly well-suited for prophylactic vaccines to prevent infectious diseases. We believe that taRNA-based split-vector systems may be advantageous over saRNA with regard to safety, versatility, and manufacturing.

mRNA offers a broad technology toolbox: We have developed and optimized mRNA formats and delivery formulations for their potency and performance, each optimized for different therapeutic applications.

C. mRNA Delivery Formulation Technologies
We have deep and broad expertise in the targeted delivery of mRNA therapeutics. We are convinced that development of suitable delivery formulations in conjunction with our own therapeutic mRNAs is a key competitive advantage.
Our main mRNA delivery formulations, each designed for different functions and optimized for therapeutic product needs, are described below:
1. Lipoplex nanoparticles or RNA-LPX formulation
Our lipoplex formulation, or LPX, embeds the mRNA between a lipid bilayer, and is used for our FixVac and iNeST platforms. We use a proprietary size- and charge-based non-viral mRNA lipoplex that we developed to deliver mRNA to dendritic cells in lymphoid compartments (such as the spleen) for optimal antigen presentation and immune response activation. A synchronized adjuvant effect is mediated by TLR7-triggering and type-I interferon-driven innate and adaptive immune stimulation. Our RNA-LPX formulation allows for intravenous administration of our investigational mRNA cancer immunotherapies. RNA-LPX protects mRNA from degradation outside of the cell and mediates its efficient uptake and expression of encoded antigens in various dendritic cell, or DC, populations. Our RNA-LPX technology is designed to deliver multiple antigens in parallel, enabling the induction of poly-specific T-cell responses. We have demonstrated in the clinic that systemic DC targeting by mRNA cancer immunotherapies can result in potent activity against shared tumor-associated antigens at very low doses. Consequently, less material would be required for treating high patient numbers, making manufacturing potentially more cost-effective.
2. Lipid nanoparticle, or LNP, formulation
For other applications, we encapsulate our mRNA in lipid nanoparticles, or LNPs. These formulations are suitable for our RiboMab, RiboCytokine and prophylactic vaccines against infectious disease.
Our COVID-19 vaccines are based on an RNA-LNP platform of nucleoside modified RNA, which has blunted innate immune sensor activating capacity and thus augmented antigen expression. Our COVID-19 vaccines are formulated in LNPs. Encapsulation into LNPs enables transfection of the RNA into host cells after intramuscular injection. These LNPs are composed of four different lipids in a defined ratio. During the mixing of the RNA and the dissolved lipids, the lipids form nanoparticles encapsulating the RNA. After injection, the LNPs are taken up by the cells, and the RNA is released into the cytosol. In the cytosol, the RNA is translated to the encoded viral protein.
3. Polymer nanoparticles

Our portfolio also comprises polyplexes, in which the mRNA is bound to a polymer and then forms nanoparticles, which are being utilized in certain of our discovery programs.
D. mRNA Platforms
We are developing multiple mRNA-based therapeutics in the oncology space, including mRNA cancer vaccines (e.g., FixVac and iNeST), RiboMabs, and RiboCytokines, using different RNA formats and delivery formulations. We have also implemented mRNA platforms for the development of infectious disease vaccines.
Importantly, each of these platforms enables the development of multiple pharmaceutical product candidates or programs.
Our mRNA Platforms. We have multiple mRNA-based platforms utilizing different mRNA formats and delivery formulations that are directed at a range of biological targets in oncology and infectious and rare diseases.
VII. Sales, Marketing and Distribution
Our commercial organization focuses on supporting sales of our COVID-19 vaccine in Germany and Türkiye. Our commercial organization is responsible for promoting our products to health care providers and providing information to stakeholders, including governmental organizations, in Germany and Türkiye.
As a result of our partnership with Pfizer, under which our commercialization responsibilities are limited to Germany and Türkiye, we are able to maintain a lean fixed cost base for our COVID-19 vaccine business.
Our commercial organization is also responsible for preparing and obtaining reimbursement from third-party payors, including governmental organizations, for our COVID-19 vaccine.
We aim to build a specialized oncology sales force in major markets, including North America and Europe, while leveraging our commercial partners for co-commercialization. We are working towards being commercial-ready in oncology by the end of 2025, in anticipation of potential commercial oncology launches as soon as 2026, if approved.
VIII. Manufacturing
We are building a fully integrated biotechnology company, with operations spanning from research through clinical development, manufacturing, and sales and marketing. To successfully bring individualized immunotherapies and vaccines to people around the world, we believe that it is crucial to have in-house manufacturing capabilities that can be efficiently scaled for global clinical and commercial distribution. We have several manufacturing sites capable of developing automated production processes for on-demand production of our investigational therapies and vaccines. These can be classified into distinct GMP manufacturing capabilities.
We operate four GMP-certified manufacturing facilities in Germany, where we manufacture mRNA therapeutics and engineered cell therapies both for our own pipeline and for external customers, including a state-of-the art, multi-platform, GMP-certified manufacturing facility located in a life science industrial park in Marburg, Germany, which we acquired in October 2020 from Novartis to increase manufacturing capacity of our COVID-19 vaccine for commercial supply. We also operate a fifth facility in Germany where we manufacture custom peptides both to support our extensive immunomonitoring activities within our development programs and for third parties. Our subsidiary BioNTech Innovative Manufacturing Services GmbH, or BioNTech IMFS, has been manufacturing GMP-certified cellular products since 1999.

Our approach has been to proactively build capacity in anticipation of demand from both internal research and development from our collaborators. We have done so by continuing to make significant investments in our manufacturing infrastructure, including our capacity to manufacture mRNA, viral vectors, cellular products and peptides. We have also collaborated with Siemens AG to develop a process for automated, on-demand production of mRNA therapies. We believe that the development and optimization of our manufacturing processes in parallel to drug development is crucial to our success.
A.Manufacturing Operations
COVID-19 Vaccine. Our manufacturing site in Marburg was approved by the EMA for manufacturing of our COVID-19 drug product in March 2021. This approval makes it one of the largest mRNA manufacturing sites worldwide. In addition, we have two GMP facilities that currently produce our COVID-19 vaccine candidates for clinical trials. We have a broad network of sub-contractors established to provide drug substance, drug conjugate, drug product, and fill and finish services to enable production.
mRNA. We believe scaling up manufacturing for mRNA can best be executed as part of a proprietary manufacturing approach, rather than as part of an outsourcing strategy. We believe this approach allows us to maintain control of our proprietary processes and gives us the flexibility we need for scheduling batch production for our drug substances to match our development plans as they evolve. Our mRNA manufacturing is currently conducted at our in-house BioNTech IMFS facility, our BioNTech East Wing facility, and our Marburg facility. The East Wing facility is dedicated to iNeST (finished product) and bulk mRNA manufacturing. Our mRNA manufacturing process involves standardized production of all mRNA constructs and minimal restrictions in construct length. We have the capacity to undertake sterile filtration and final filling in up to 1,200 vials of various sizes in the East Wing and about 7,000 vials at IMFS. Batch sizes range from a few milligrams for individualized applications (i.e., iNeST) to 10g for standard mRNA applications (i.e., FixVac, intratumoral immunotherapies and infectious diseases), and up to 720g batches for COVID-19. Our manufacturing facility in Marburg is one of the largest mRNA vaccine manufacturing sites worldwide with an annual capacity of up to three billion doses of mRNA drug substance and we believe we are well positioned to supply the quantities required by global market demand.
To date, we have produced more than 2,000 batches of mRNA drug substance to support our clinical studies. We currently have infrastructure capable of producing about 100 batches of mRNA drug substance and formulated drug product per month with a turnaround time of about 30 to 40 days from sequence identification to released product. We believe we have the capacity to meet the supply needs of our current product candidates in clinical trials up to registration.
In recent years, we have successfully decreased the time required to deliver iNeST to patients. In 2014, it took us over three months to manually manufacture and deliver individualized immunotherapies to patients. Since December 2017, with the implementation of semiautomatic GMP manufacturing in collaboration with Siemens and other partners, we have been consistently manufacturing and delivering individualized immunotherapies in under six weeks. This advancement represents significant progress toward our target commercial manufacturing turnaround time of less than 28 days, and we were able to demonstrate less than 30 days in 2021. We plan to continue to develop additional process improvements, which we expect will further reduce our turnaround times as we progress through clinical development.
Cell Therapy Products. We have end-to-end capabilities and teams in Germany and the United States with over 20 years of experience in cell therapy manufacturing, quality control and release. Our cell therapy programs target novel and known tumor-specific antigens, including patient-specific mutant neoantigens. We also leverage our mRNA vaccine technology to further boost T cell activation, expansion, and persistence. Our state-of-the-art manufacturing processes of cellular products involve the isolation of primary human blood cells and subpopulations, such as, e.g., CD3+ T-cells. Cell products are cultured, expanded and genetically modified (e.g., CAR-T cells) in aseptic production processes in specialized cleanroom facilities. We also have the capability for in-house vector and mRNA production for the genetic modification of such innovative cell therapy products.
Peptides. Our custom peptide synthesis business has developed unique technologies to produce several million peptides over the past ten years to support our growing clinical pipeline. These include fast small-scale manufacturing of peptides for target and epitope discovery as well as for neoepitope characterization and production of high content arrays. It is important to synthesize highly purified peptides in order to avoid false positives in immunomonitoring in our mRNA immunotherapy trials. We also use these peptides as starting material in our engineered cell therapies. We have developed know-how to produce highly complex and purified peptide pools that consist of overlapping peptides spanning entire antigens or neoepitopes. We are currently building a new manufacturing plant of 7,500 square meters in Berlin to double our manufacturing capacity, thus producing more than 100,000 purified peptides per year and more than one million unpurified peptides per year.
B. Manufacturing Facilities
Manufacturing sites in Germany
Marburg
Marburg is one of our fully owned, state-of-the-art manufacturing facilities for just-in-time delivery and scalable production. Our Marburg manufacturing facility was acquired from Novartis in 2020 for less than a hundred million euros and comprises eight large and small molecule production suites across more than 100,000 square feet. Within 6 months from acquisition, the facility was retrofitted to produce mRNA vaccines. It is now one of the largest mRNA vaccine manufacturing sites globally. As of 2022, the facility has the capacity to produce up to three billion doses of mRNA drug substance vaccine annually.
Marburg is our central hub for innovation and development of novel manufacturing solutions. It is a center of excellence, not only in terms of facilities and devices, but as a know-how hub with appropriate and forward-looking staff training. We have about 700 employees on site. To ensure production, we work in flexible/different shift models, e.g. 24/5.
In February 2023, we completed our first proprietary plasmid DNA manufacturing facility in Marburg. This aims to increase our flexibility and autonomy in manufacturing starting materials for our oncology and COVID-19 vaccine pipelines, as well as our independence for pandemic preparedness due to local production. We also expect that this manufacturing facility will facilitate faster production cycles and shorter delivery times for plasmid DNA for a number of clinical product candidates and commercial products.
Idar-Oberstein
BioNTech Innovative Manufacturing Services (IMFS): Our manufacturing operations for retroviral vectors, cell therapy products and mRNA are housed in our wholly owned subsidiary. Founded in 1997, BioNTech IMFS specializes in services for innovative therapeutic approaches. In 2009, BioNTech IMFS became our wholly owned subsidiary, giving us access to synergistic platforms and complementary expertise for development, testing and manufacturing services. BioNTech IMFS and its predecessors have had GMP-certified cell and gene therapy manufacturing capabilities since 1999, and obtained GMP manufacturing authorization for mRNA production in 2011. In 2017, BioNTech IMFS began automated manufacturing of the iNeST product candidate and entered into its first commercial supply contract for retroviral vectors. Located near Mainz, the BioNTech IMFS facility occupies over 30,000 square feet. Almost 500 staff members are employed at this facility, with collective expertise in molecular biology, cell biology and virology and a close working relationship with our R&D teams in Mainz. We consider BioNTech IMFS our powerhouse for early stage mRNA material.
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
This facility contains approximately 17,000 square feet of laboratory and office space, including 4,300 square feet of GMP facilities. Almost 200 staff members are employed at this facility and operate it seven days per week. In its first year of operation, the facility manufactured and released more than 250 batches of mRNA and has manufactured and released more than 1,200 batches of mRNA since inception.
To perform our upstream process to feed into the iNeST downstream GMP manufacturing process, our headquarters also hold our core facility, which operates under GCP for labs and is currently under review to become CLIA-certified via CAP accreditation. Incoming patients’ materials (blood and tumor samples) are received and analyzed, and characteristic mutations are identified before the mRNAs are constructed for each patient individually.

BioNTech Clinical Manufacturing: Our GMP-certified manufacturing facility in Kupferbergterrasse, Mainz is authorized to conduct secondary packing, labeling, storage and batch release of primary packed investigational medicinal products. This facility contains approximately 11,500 square feet of laboratory and office space, including 1,250 square feet of GMP facilities.
Berlin
JPT: JPT, our peptide manufacturing facility, was established in 2004 and became a wholly-owned subsidiary of BioNTech in 2008. JPT is located in Berlin and occupies over 16,000 square feet of clean rooms, laboratory and office space.
Global manufacturing sites
Outside of Europe, we have acquired a site in the United States for the clinical-scale manufacture of cell therapies and a site in Singapore for the manufacturing of clinical- and commercial-scale mRNA therapies.
Gaithersburg Clinical Manufacturing Facility.
We acquired our site in Gaithersburg, Maryland from Kite Pharma, Inc. in August 2021. The focus of this site is to supply cell therapy products for clinical trials in the United States and to support a potential commercial product launch upon approval. The facility also hosts our U.S.-based R&D team for cell therapy development.
Singapore Manufacturing Facility
In November 2022, our Singapore affiliate, BioNTech Pharmaceuticals Asia Pacific Pte. Ltd., entered into an agreement with Novartis Singapore Pharmaceutical Manufacturing Pte. Ltd. to acquire one of its GMP-certified manufacturing facilities. The acquisition is part of our expansion strategy to strengthen our global footprint in Asia. Supported by the Singapore Economic Development Board (EDB), the facility will serve as our Regional Headquarters and become our first mRNA manufacturing facility in Singapore. The facility will create regional manufacturing capacities in support of our growing pipeline of mRNA-based vaccines and therapeutics across the Asia Pacific region at both commercial and clinical scales, with the potential to expand the production to other drug classes, such as cell therapies. The site will be a fully integrated mRNA manufacturing facility bringing mRNA production capabilities across drug substance and drug product, with an expected annual production capacity of up to several hundred million doses of mRNA-based vaccines after a full build-out.
The BioNTainer: a platform for localized and sustainable mRNA production
The BioNTainer is an example of our innovative approach to establishing scalable vaccine production by developing and delivering turnkey mRNA manufacturing facilities based on a container solution. It was developed to ensure sustainable, equitable access to our programs, particularly in low-income countries and regions with limited infrastructure. Introduced in February 2022, the BioNTainer allows scalable vaccine production by developing and delivering turnkey mRNA manufacturing facilities based on a container solution that works as a “Plug & Play” approach with modular design, standardized equipment, and software components. Each BioNTainer is a clean room, which we equip with state-of-the-art manufacturing solutions, consisting of one drug substance and one formulation module. Each module is built of six to eight ISO-sized containers. A BioNTainer can be equipped to manufacture a range of mRNA-based vaccines targeted to regional needs: for example, our COVID-19 vaccine and our investigational malaria and tuberculosis vaccines, if they are successfully developed, approved, and authorized by regulatory authorities and in line with regional demand. Each BioNTainer is intended to become a node in a decentralized and robust end-to-end manufacturing network, aiming to offer greater independence and faster regional vaccine supply. We will initially staff and operate the facilities to enable the safe and rapid initiation of the production of mRNA-based vaccine doses under stringent good manufacturing processes, in order to prepare for the transfer of know-how to local partners to facilitate operation. We believe this solution is an important step towards improving global vaccine supply.
In addition to our BioNTainer facility in Kigali, Rwanda, we announced in December 2023 that we intend to set up and operate a clinical-scale mRNA manufacturing facility with BioNTainer units in Melbourne in the State of Victoria, Australia. The site is intended to support R&D and clinical-scale manufacturing of investigational mRNA-based medicines from the local ecosystem as well as from other third parties globally.
Kigali Manufacturing Facility

In December 2022, six ISO-sized shipping containers for the first BioNTainer finished construction in Europe and underwent quality checks by our experts. The first shipment of BioNTainer units to Kigali, Rwanda arrived in March 2023. The Kigali facility is planned to initially house two sets of BioNTainer units for bulk production of mRNA vaccines and is intended to be part of a robust end-to-end manufacturing network in Africa for mRNA-based medicines. In December 2023, we reached the next milestone in the establishment of mRNA vaccine manufacturing capacities in Africa with the inauguration of our site in Kigali, Rwanda. The inauguration took place on the occasion of the set-up of the first BioNTainer.
The Rwandan facility is intended to be a commercial manufacturing and production facility. Once fully operational, the facility’s capacity would depend on the product and its dosage. For example, if used to produce the Pfizer-BioNTech COVID-19 vaccine, the first set of BioNTainer units could produce an estimated initial annual capacity of up to 50 million doses. The facility is expected to employ approximately 100 people once operational, with roles across a range of disciplines. BioNTech plans to complete all buildings at the Kigali site and start local training of specialized personnel in the facility in 2024, with test mRNA production for process validation to be initiated in 2025.
In line with the continent’s and partner countries’ needs, BioNTech is committed to establishing additional manufacturing facilities in Africa upon the successful validation of the facility in Kigali.
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
IX. Third-Party Collaborations
We have forged productive collaborations with pharmaceutical companies and academic research institutions with area expertise and resources in an effort to advance and accelerate our discovery and development programs in oncology, and also to leverage our drug classes into additional disease indications while minimizing our incremental costs.
Our collaborations include, without limitation:
•Autolus for certain binders and the right to utilize its manufacturing capacity;
•Biotheus for certain antibodies;
•DualityBio for the research and development of certain antibody drug conjugates;
•Fosun Pharma for our COVID-19 vaccine program;
•Genentech for our iNeST platform in our mRNA drug class;
•Genmab for our next-generation checkpoint immunomodulator platform in our protein-based therapeutics drug class;
•InstaDeep, now our wholly-owned subsidiary, for AI and ML;
•OncoC4 for the research and development of certain monoclonal anti-CTLA4 antibodies; and
•Pfizer for our COVID-19, influenza and joint COVID-19/influenza vaccine programs, which leverage technology from our infectious disease mRNA-based platform.
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
A. Autolus Collaboration
License and Option Agreement
On February 6, 2024 (with effect as of February 13, 2024), we entered into a License and Option Agreement, or the Autolus License Agreement, with Autolus Therapeutics plc’s wholly-owned subsidiaries Autolus Limited and Autolus Holdings (UK) Limited, which collectively we refer to as Autolus, pursuant to which Autolus granted to us an exclusive, worldwide, sublicensable license, which we refer to as the Autolus License, to certain binders and to exploit products that express in vivo such binders, which we refer to as the Binder Licensed Products. Autolus also granted to us several time-limited options, or the Autolus Options, to acquire additional rights to specified clinical-stage product candidates, binders and technologies of Autolus, described in more detail below.
In the event that all Autolus Options are fully exercised, Autolus would be eligible to receive maximum aggregate payments of up to $582 million pursuant to the Autolus License Agreement. This maximum amount includes upfront payments, the potential milestone payments for the Binder Licensed Products described below, all option exercise fees and potential milestone payments for licenses to optioned products and technologies, and additional payments that we may pay to Autolus for an increased revenue interest with respect to Autolus’s product candidate, obe-cel, as described below.
In consideration for the Autolus License and the Autolus Options, we made an initial payment to Autolus of $10 million. Autolus is eligible to receive milestone payments of up to $32 million in the aggregate upon the achievement of specified clinical development and regulatory milestones for each Binder Licensed Product that achieves such milestones. Autolus is also eligible to receive a low single-digit royalty on net sales of Binder Licensed Products, subject to customary reductions, which reductions are subject to specified limits. The royalty will be increased if we, our affiliates or our sublicensees commercialize a Binder Licensed Product in an indication and country in which Autolus or its affiliates or licensees also commercializes a product containing the same binders. Under the License Agreement, we are solely responsible for, and have sole decision-making authority with respect to, at our own expense, the exploitation of Binder Licensed Products.
Under the terms of the License Agreement, Autolus has agreed to grant us the following time-limited Autolus Options:
•an option to obtain exclusive rights to co-fund development costs of Autolus’s development-stage programs AUTO1/22 and AUTO6NG, in return for agreed upon economic terms, including an option exercise fee, milestone payments and a profit-sharing arrangement for each such product candidate, with additional options to co-promote or co-commercialize such product candidate;
•an option to obtain an exclusive worldwide license to exploit products that express certain additional binders in vivo or, with respect to certain binders, in an antibody drug conjugate, or the Binder Option;
•an option to obtain a co-exclusive worldwide license to exploit products that express in vivo Autolus’s modules for activity enhancement, with a non-exclusive right, in certain agreed instances, to exploit products that include Autolus’s modules for activity enhancement but do not express in vivo such modules, or the Activity Enhancement Option; and
•an option to obtain a non-exclusive worldwide license to exploit products that contain Autolus’s safety switches or the Safety Switch Option, and, together with the Binder Option and the Activity Enhancement Option, the Technology Options.
The option exercise fee for each Technology Option is a low seven-digit amount. Each of the Activity Enhancement Option and the Safety Switch Option must be exercised with respect to a given biological target or combination of targets. There is a cap on the total option exercise fee if multiple Technology Options are exercised with respect to a given target.
There is also a cap on milestone payments across all agreements entered into as the result of our exercising one or more of the Technology Options and a cap on royalties payable on any given product for which multiple Technology Options are exercised.
Under the Autolus License Agreement, we have also agreed to financially support the expansion of the clinical development program for, and planned commercialization of, Autolus’s lead product candidate obecabtagene autoleucel, known as obe-cel. In exchange for Autolus’s grant of rights to future revenues from the sales of obe-cel products, we made an upfront payment to Autolus of $40 million. Autolus will pay us a low single-digit percentage of annual net sales of obe-cel products, which may be increased up to a mid-single digit percentage in exchange for milestone payments of up to $100 million in the aggregate on achievement of certain regulatory events for specific new indications.
Under the terms of the Autolus License Agreement, Autolus has agreed to grant to us the option to negotiate a joint manufacturing and commercial services agreement pursuant to which the parties may access and leverage each other’s manufacturing and commercial capabilities, in addition to Autolus’s commercial site network and infrastructure, with respect to certain of each parties’ CAR-T products, including our product candidate, BNT211, or the Autolus Manufacturing and Commercial Agreement.
Unless earlier terminated, the Autolus License Agreement will continue for so long as royalties are payable in respect of Binder Licensed Products and the revenue interest is payable in respect of obe-cel products. Subject to a cure period, either party may terminate the Autolus License Agreement in the event of the other party’s uncured material breach or the insolvency of the other party. We may terminate the Autolus License Agreement, in whole or in part, for any or no reason upon a specified period of prior written notice to Autolus.
Securities Purchase Agreement, Registration Rights Agreement and Letter Agreement
Concurrently with the execution of the Autolus License Agreement, we entered into a Securities Purchase Agreement, or the Autolus Purchase Agreement, pursuant to which we purchased from Autolus American Depositary Shares, or the Autolus ADSs, each representing one ordinary share of Autolus, or the Autolus Ordinary Shares, in a private placement transaction, or the Autolus Private Placement.
At the initial closing on February 13, 2024, or the Initial Closing, Autolus issued 33,333,333 Autolus ADSs, or the Initial ADSs, to us for a total aggregate purchase price of $200 million. In the event that we and Autolus enter into a an Autolus Manufacturing and Commercial Agreement within 18 months of the Initial Closing, we have agreed to purchase additional Autolus ADSs, or the Subsequent ADSs and, together with the Initial ADSs, the Private Placement ADSs, not to exceed 15,000,000 Autolus ADSs, for an aggregate purchase price of up to $20 million. The total number of Subsequent ADSs that may be issued is subject to additional limitations and restrictions. The Autolus Purchase Agreement contains customary representations, warranties, and covenants.
Concurrently with entry into the Purchase Agreement, we entered into a letter agreement, or the Autolus Letter Agreement, providing us with certain additional rights and subjecting our investment in Autolus to certain restrictions. Pursuant to the Autolus Letter Agreement, we received the right to nominate a director to Autolus’s board of directors. If we acquire beneficial ownership of at least 30% of the issued and outstanding Autolus Ordinary Shares within five years of the date of the Autolus Letter Agreement, we will have the right to designate an additional director, who shall be independent. Our director nomination rights under the Autolus Letter Agreement shall automatically terminate upon our ownership of Autolus Ordinary Shares dropping below certain specified percentages. Additionally, pursuant to the Autolus Letter Agreement, we have the right to purchase equity securities sold by Autolus in bona fide financing transactions in amounts that are based on our maintaining specified ownership thresholds following such financing transactions. Pursuant to the Autolus Letter Agreement, subject to specified exceptions, we may not sell the Private Placement ADSs without Autolus’s approval for a period of six months following the applicable closing date for such Autolus ADSs. The Autolus Letter Agreement terminates upon the earlier of (a) the later of (i) three years from its signing date and (ii) such time as no securities of Autolus are held by us or our affiliates and (b) the consummation of a change of control transaction involving Autolus.
We and Autolus also entered into a registration rights agreement, pursuant to which Autolus has agreed to file a registration statement with the Securities and Exchange Commission to register the resale of the Private Placement ADSs.
B. Biotheus Collaboration
On October 26, 2023 (with effect as of December 2, 2023), we entered into a Collaboration, Option and License Agreement, or the Biotheus Collaboration Agreement, with Biotheus for the global development, manufacturing and commercialization of PM8002, a clinical stage bispecific antibody, and certain derivatives, directed to PDL-1 and VEGF, or the PM8002 Licensed Products. Biotheus retained the right to develop and commercialize PM8002 Licensed Products in mainland China, Hong Kong, Macau and the region of Taiwan, or the Biotheus Retained Territory, and we were granted the right to develop and commercialize such products outside the Biotheus Retained Territory, which we refer to as the territory.
Biotheus granted us an exclusive, royalty-bearing, sublicensable license to research, develop, manufacture and commercialize PM8002 Licensed Products, in the territory. Biotheus also granted us exclusive options to obtain exclusive, royalty-bearing, sublicensable licenses to exploit (i) PM8003, a trispecific antibody, and certain derivatives, directed to PDL1, VEGF and TGFβ, or the PM8003 Licensed Products, in the territory and (ii) any preclinical stage multispecific antibodies proprietary to Biotheus and directed to PDL1, VEGF and at least one other target, or the Preclinical Multispecific Licensed Products in the territory.
We granted to Biotheus an exclusive option to obtain an exclusive, royalty-bearing, sublicensable license to exploit multispecific antibodies that are variants of PM8002 Licensed Products directed to PDL1, VEGF and at least one other target, or the BioNTech Multispecific Antibodies in the Biotheus Retained Territory.
In consideration for the rights granted to us, Biotheus received an upfront payment of $55 million in cash, and is eligible to receive payments for development, regulatory and sales milestones potentially totaling over $1 billion, as well as tiered low double-digit royalties on potential future product sales.
The Biotheus Collaboration Agreement continues on a licensed product-by-licensed product basis until the last to expire payment obligation with respect to such licensed product on a country-by-country basis in the territory. Upon the expiration of the royalty term for a licensed product in a given country in the territory, the exclusive license granted to us will become a perpetual, irrevocable, exclusive, fully paid-up, and royalty-free license with respect to such licensed product in such country.
In addition to termination rights granted to each party in the case of the other party’s uncured material breach or insolvency, we may terminate the Biotheus Collaboration Agreement in its entirety or on a licensed product-by-licensed product basis for convenience with prior written notice.
C. DualityBio Global Strategic Partnership
In 2023, we entered into three License and Collaboration Agreements with DualityBio, which we refer to as the DualityBio Agreements. Each of the DualityBio Agreements relates to specific ADC assets. The first agreement, the HER2 Agreement, relates to the ADC asset targeting HER2 and was entered into on March 16, 2023. The second agreement, the B7H3 Agreement, relates to the ADC asset targeting B7H3 and was entered into on March 31, 2023. The third agreement, the TROP2 Agreement, relates to the ADC asset targeting TROP2 and was entered into on August 4, 2023.
Each of the three DualityBio Agreements relates to a license granted to us with respect to certain patents and know-how owned or otherwise controlled by DualityBio and our collaboration with DualityBio in the research and development of ADC therapeutics.
In each of the DualityBio Agreements, DualityBio granted us the exclusive, royalty-bearing and sublicensable right to exploit certain patents and know-how, which we refer to as the DualityBio IP, for the research, development, manufacture and commercialization of the respective ADC compound and pharmaceutical products comprising such compound, which we refer to as the DualityBio Products, in any field in the territory, which is all countries of the world except for mainland China, Hong Kong and Macau, which we refer to as the DualityBio Retained Territory. We were also granted the sole right to exploit the DualityBio IP to develop and manufacture the DualityBio Products in the DualityBio Retained Territory solely for the purpose of developing, manufacturing and commercializing the DualityBio Products in the territory.
Each party has final decision-making authority and is generally responsible for clinical trial supply costs and regulatory activities and costs with respect to their respective territory.
We are responsible for the commercialization of any DualityBio Products in the territory.
The B7H3 Agreement also grants DualityBio the option to share the development and commercialization costs and the profits and losses from the exploitation of the first original DualityBio Product in the United States. Under the B7H3 Agreement, we have further granted to DualityBio the option to assume a percentage of the total sales force of the first original DualityBio Product in the United States.
In partial consideration of DualityBio’s granting of the licenses and rights to us under the DualityBio Agreements, we have made upfront payments to DualityBio in an aggregate amount of $220 million. In addition, we agreed to make potential payments upon the achievement of specified development, regulatory and commercial milestones. Such milestone payments could amount up to $2.6 billion in the aggregate (the TROP2 Agreement also provides for additional sales milestone payments in the event DualityBio works on, and we exercise, the option regarding the next-generation product). We further agreed to between single-digit to double-digit tiered royalties on net sales of all DualityBio Products, which also differ between the DualityBio Agreements. Royalties are subject to stacking provisions and will be reduced in case of respective biosimilar products entering the market. Furthermore, we agreed to reimburse DualityBio for certain development costs.

The DualityBio Agreements end on a country-by-country and DualityBio Product-by-DualityBio Product basis upon expiration of the respective last DualityBio royalty term for a DualityBio Product in that country. Thereafter, the licenses granted to us with respect to such product in such country will convert into a perpetual, exclusive, fully paid-up and royalty-free license. In addition to termination rights granted to each party in the case of the other party’s uncured material breach or insolvency, we may terminate each DualityBio Agreement, in whole or in part, for convenience upon prior written notice.
D. Fosun COVID-19 Vaccine Collaboration
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

E. Genentech iNeST Collaboration
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
Genentech has the sole right to commercialize the Genentech Collaboration Products on a worldwide basis, with all profits and losses from such commercialization to be split equally with us. If we exercise our right to opt out of sharing equally in future development costs for any Genentech Collaboration Products, then we will no longer split all such profits and losses for such Genentech Collaboration Products equally with Genentech and will instead receive a royalty on annual worldwide net sales of such Genentech Collaboration Products that are covered by a valid claim included in certain of our patents and certain joint patents that arise out of the collaboration. Furthermore, for certain Genentech Collaboration Products for which we share co-promotion rights with Genentech, we have the option to assume a percentage to be determined of the total sales force in the United States. and certain other countries, including Germany and other major European markets. In addition, under certain regulatory and other circumstances, we have the right to independently commercialize Genentech Collaboration Products in indications that the joint development committee declines to pursue and that Genentech does not subsequently elect to commercialize, provided that we market such Genentech Collaboration Products under a separate brand and trademark that is approved by the joint commercialization committee established by the parties as not confusingly similar to the Genentech Collaboration Products being commercialized by Genentech. Our ability to research, develop, co-promote and/or independently commercialize Genentech Collaboration Products may be terminated or limited in the event we undergo a change of control.
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
F. Genmab Next-generation Immunomodulator Collaboration
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
G. InstaDeep Acquisition
On January 10, 2023, we entered into a share purchase agreement, or SPA, with the shareholders of InstaDeep Ltd., or InstaDeep, a leading global technology company in the field of artificial intelligence, or AI, and machine learning, or ML, under which we agreed to acquire 100% of the remaining shares in InstaDeep, excluding the shares already owned by us. The SPA was amended on July 31, 2023 to deal with certain matters arising after its execution.

Following the satisfaction of several customary closing conditions and regulatory approvals as defined in the SPA, the acquisition closed on July 31, 2023.
The total consideration to acquire the remaining InstaDeep shares, excluding the shares already owned by BioNTech, amounts to approximately €500 million in cash, BioNTech shares, and performance-based future milestone payments.
InstaDeep now operates as a UK-based global subsidiary and will continue to provide its services to clients around the world in diverse industries, including in the Technology, Transport & Logistics, Industrial and Financial Services sectors. Additionally, the acquisition is enabling the creation of a fully integrated, enterprise-wide capability that leverages AI and ML technologies across our therapeutic platforms and operations.
H. OncoC4 Collaboration
On March 17, 2023, we and OncoC4 entered into a License and Collaboration Agreement, or the OncoC4 Agreement, for the license, development and commercialization of ONC-392 and all other monoclonal anti-CTLA4 antibodies owned or controlled by OncoC4 (referred to as OncoC4 Licensed Compounds) as of the execution date, including development of combinations of such antibody with other products, for use in humans or animals, or the OncoC4 Field.
OncoC4 granted us an exclusive license under ONC-392 and OncoC4’s interest in joint intellectual property to exploit OncoC4 Licensed Compounds and any pharmaceutical or biologic product containing OncoC4 Licensed Compound (referred to as OncoC4 Licensed Products) in the OncoC4 Field in the entire world, which we refer to as the OncoC4 Territory. Furthermore, OncoC4 granted us an exclusive option to license AI-061, which is a biopharmaceutical composition containing as its sole active ingredients both ONC-392 and an anti-PD-1 antibody. OncoC4 retains all rights to the anti-PD-1 antibody outside of the combination with ONC-392.
We agreed to collaborate on research, development, and commercialization of ONC-392 in the OncoC4 Territory and to use commercially reasonable efforts to conduct development activities of OncoC4 Licensed Compounds and OncoC4 Licensed Products either as a monotherapy or in combination with an anti-PD-(L)1 antibody and/or standard of care product (which we refer to collectively as the Mono/PD-1/SOC Combinations) in accordance with a joint clinical development plan which is governed by a joint steering committee. All costs associated with the joint development responsibilities are shared equally between us and OncoC4.
We are solely responsible for all development activities for the OncoC4 Licensed Compounds and OncoC4 Licensed Products in any other form or combination other than the Mono/PD-1/SOC Combinations (we refer to such other combinations as OncoC4 Other Combinations) at our own expense and in accordance with a research and development plan prepared by us and shared with OncoC4 through the joint steering committee. We agreed to use commercially reasonable efforts to develop an OncoC4 Licensed Product in at least one indication for an OncoC4 Other Combination. We agreed to first offer OncoC4 the opportunity to co-fund any development of a PD-1 Combination prior to pursing such development independently or with a third party.
We agreed to be solely responsible, at our expense, for commercialization of OncoC4 Licensed Products worldwide and to use commercially reasonable efforts to commercialize OncoC4 Licensed Products for each approved indication in certain major markets.
In consideration for the rights granted to us by OncoC4, we made an upfront payment of $200 million, with a portion of the upfront payment to be used to fund OncoC4’s share of the joint research and development costs related to ONC-392, and agreed to make potential payments upon the achievement of specified development and regulatory milestones and upon the achievement of specified sales milestones. We have further agreed to pay OncoC4 double digit, tiered royalties on annual net sales of OncoC4 Licensed Products during a certain royalty term starting from launch of product.
The OncoC4 Agreement shall continue until the last-to-expire royalty term in all countries in the OncoC4 Territory for all OncoC4 Licensed Products. Upon the expiration of the royalty term for an OncoC4 Licensed Product in a given country in the OncoC4 Territory, the exclusive license granted to us will become a perpetual, irrevocable, non-exclusive, fully paid-up, and royalty-free license with respect to such OncoC4 Licensed Product in such country. In addition to termination rights granted to each party in the case of the other party’s uncured material breach or insolvency, we have the right to terminate the OncoC4 Agreement in its entirety for convenience with prior written notice to OncoC4.
I. Pfizer COVID-19 Vaccine Collaboration

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
BioNTech can solely commercialize the vaccine in Germany and Türkiye (collectively referred to as the BioNTech Commercialization Territory, which is a subset of the Pfizer-Collaboration Territory). We have the option to opt-out of commercializing the vaccine in Germany and/or Türkiye, whereupon such countries will become part of the Pfizer Commercialization Territory of the Pfizer Collaboration Territory.
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
We and Pfizer share responsibilities for manufacturing and supplying our approved COVID-19 vaccines. If there is insufficient supply to satisfy the entire demand for vaccines in the Pfizer Collaboration Territory, we and Pfizer have agreed to determine by mutual consent the allocation of supplies on a fair and equitable basis, subject also to any applicable law, export controls, and taking into account any government supply obligations, or supply obligations included in any agreement reached with a third-party funding organization.
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
J. Pfizer-Influenza Collaboration
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
X. Government Regulation
Government authorities in the United States at the federal, state and local levels, and in the European Union and other countries and jurisdictions, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, packaging, storage, record-keeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting and import and export of pharmaceutical products, including biological products. In addition, some jurisdictions regulate the pricing of pharmaceutical products. The processes for obtaining marketing approvals in the United States and in other jurisdictions, along with subsequent compliance with applicable statutes and regulations and other requirements of regulatory authorities, require the expenditure of substantial time and financial resources.
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
A sponsor seeking approval to market and distribute a new drug or biological product in the United States generally must satisfactorily complete each of the following steps:
•preclinical laboratory tests, animal studies and formulation studies all performed in accordance with applicable regulations, including the FDA’s good laboratory practices, or GLP, regulations;
•submission to the FDA of an IND application for human clinical testing, which must become effective before human clinical trials may begin;
•approval by the IRB representing each clinical site before each clinical trial may be initiated;
•performance of adequate and well-controlled human clinical trials to establish the safety, potency and purity of the product candidate for each proposed indication, in accordance applicable regulations, including GCP;
•preparation and submission to the FDA of a NDA for a drug product, or a BLA for a biological product requesting marketing approval for one or more proposed indications, including submission of detailed information on the manufacture and composition of the product in clinical development, evidence of safety, purity and potency from preclinical testing and clinical trials, and proposed labeling;
•review of the product by an FDA advisory committee, if applicable;

•satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities, including those of third parties, at which the product, or components thereof, are produced to assess compliance with current GMP requirements and to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality and purity;
•satisfactory completion of any FDA audits of the clinical study sites to assure compliance with applicable regulations and GCP, and the integrity of clinical data in support of the NDA or BLA;
•payment of user fees and securing FDA approval of the NDA or BLA; and
•compliance with applicable regulations post approval, including any post-approval requirements, such as the potential requirement to implement a REMS and to conduct any post-approval studies required by the FDA.
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
•Phase 1 clinical trials (or Phase 1) are initially conducted in a limited population to test the product candidate for safety, including adverse effects, dose tolerance, absorption, metabolism, distribution, excretion and pharmacodynamics in healthy humans or, on occasion, in patients, such as in the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers.
•Phase 2 clinical trials (or Phase 2) are generally conducted in a limited patient population to identify possible adverse effects and safety risks, preliminarily evaluate the efficacy of the product candidate for specific targeted indications and determine dose tolerance and optimal dosage. Multiple Phase 2 clinical trials may be conducted by the sponsor to obtain information prior to beginning larger Phase 3 clinical trials. When a drug is intended to treat life-threatening or severely debilitating illnesses, and particularly for rare diseases, the FDA may accept well-controlled Phase 2 clinical trials as adequate to provide sufficient data on the drug’s safety and effectiveness to support a decision on its approvability for marketing, in which case Phase 3 clinical trials would not be required.
•Phase 3 clinical trials (or Phase 3) proceed if the Phase 2 clinical trials demonstrate that a certain dose or dose range of the product candidate is potentially effective and has an acceptable safety profile. Phase 3 clinical trials are undertaken within an expanded patient population, often at geographically dispersed clinical trial sites, to gather additional information about safety and effectiveness necessary to evaluate the overall benefit-risk relationship of the product and to provide the basis for product labeling.
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
The manufacturing facilities may be subject to periodic announced and unannounced inspections by government authorities to ensure compliance with GMPs and other laws. Manufacturers may have to provide, on request, electronic or physical records regarding their establishments. Delaying, denying, limiting or refusing inspection by the FDA may lead to a product being deemed to be adulterated.
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
Accelerated approval pathways are available for regenerative medicine therapies that meet certain conditions. Regenerative medicine therapies include cell therapies (both allogeneic and autologous), therapeutic tissue engineering products, human cell and tissue products, and combination products using any such therapies or products, except those regulated under section 361 of the PHSA. Human gene therapies, including genetically modified cells, that lead to a sustained effect on cells or tissues, may also meet the definition of a regenerative medicine therapy, as may xenogeneic cell products.

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
Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market study requirements or clinical trial requirements to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:
•restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•fines, untitled letters or warning letters or holds on post-approval clinical trials;
•adverse publicity;
•refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product license approvals;
•product seizure or detention, or refusal to permit the import or export of products; or
•injunctions, fines, debarment, disgorgement of profits or the imposition of civil or criminal penalties.
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
In April 2014, the European Union adopted a new Clinical Trials Regulation (EU) No 536/2014, which took effect on January 31, 2022 and replaced the Clinical Trials Directive 2001/20/EC. Commission Implementing Regulation (EU) 2017/556 replaced the GCP Directive 2005/28/EC. The Regulation has overhauled the former system of approvals for clinical trials in the European Union. Specifically, the Regulation, which is directly applicable in all member states, aims to simplify and streamline the approval of clinical trials in the European Union. For instance, Regulation (EU) No 536/2014 enables sponsors to submit one online application via a single online platform known as the Clinical Trials Information System (CTIS) for approval to run a clinical trial in several European countries, making it more efficient to carry out such multinational trials. It provides for strictly defined deadlines for the assessment of clinical trial applications. This means that one national authority takes the lead in reviewing the application and the other national authorities have only a limited involvement, although the clinical trial approval is still granted by each national competent authority. Any substantial changes to the trial protocol or other information submitted with the clinical trial applications must be notified to or approved by the relevant competent authorities and ethics committees.
Pursuant to transitional provisions under Regulation (EU) No 536/2014, trials for which a request for approval was submitted prior to January 31, 2022 may continue under the national implementations of the Directives until January 31, 2025. In addition, until January 30, 2023, clinical trial sponsors could use CTIS to apply to run a clinical trial under the Regulation or could choose to apply to run a trial under the Clinical Trials Directive. However, since January 31, 2023, clinical trial sponsors have needed to use CTIS to apply to start a new clinical trial in the EU/EEA and such trials must be run under the Regulation. By January 31, 2025, any ongoing trials approved under the Clinical Trial Directive will fall under the Regulation and information about them must be transferred to CTIS.
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
•the applicant must complete an identified program of studies within a time period specified by the competent authority, the results of which form the basis of a reassessment of the benefit/risk profile;
•the medicinal product in question may be supplied on medical prescription only and may in certain cases be administered only under strict medical supervision, possibly in a hospital, and in the case of a radio-pharmaceutical, by an authorized person; and
•the package leaflet and any medical information must draw the attention of the medical practitioner to the fact that the particulars available concerning the medicinal product in question are as yet inadequate in certain specified respects.
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
The European Commission may also grant a so-called “conditional marketing authorization” prior to obtaining the comprehensive clinical data required for an application for a full marketing authorization. Such conditional marketing authorizations may be granted for product candidates (including medicines designated as orphan medicinal products and vaccines) if the CHMP finds that all the following requirements are met:
•the benefit-risk balance of the product is positive;
•it is likely that the applicant will be able to provide comprehensive data;
•unmet medical needs will be fulfilled; and
•the benefit to public health of the medicinal product’s immediate availability on the market outweighs the risks due to need for further data.
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
The enforcement actions and consequences for non-compliance with the EU legislation are similar to those listed above for the United States. For centrally approved products in the EU, there is the possibility of fines for regulatory non-compliance with certain of the legal requirements, including in relation to obligations regarding placing the product on the market, safety monitoring and pediatric compliance.

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
The containment of healthcare costs also has become a priority of U.S. federal and state and other non-U.S. governments as well as other third-party payors such as statutory health insurance funds, and the prices of pharmaceuticals have been a focus in this effort. Governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit a company’s revenue from the sale of any approved products. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which a company or its collaborators receive marketing approval, less favorable coverage policies and reimbursement rates may be implemented or coverage may be ended in the future.
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
In the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost effectiveness of a particular product candidate to currently available therapies (so called health technology assessments) in order to obtain reimbursement or pricing approval. The European Union recently adopted Regulation (EU) 2021/2282 on health technology assessment, which provides a framework for member states to cooperate on health technology assessments at the EU level. The Regulation is directly applicable in all EU member states and will apply from January 12, 2025, although pricing will still be determined nationally. Moreover, at the national level, European Union member states may restrict the range of products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. Member states may approve a specific price for a product or may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other member states allow companies to fix their own prices for products, but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. Recently, many countries in the European Union have increased the amount of discounts required on pharmaceuticals and these efforts could continue as countries attempt to manage healthcare expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the European Union. The downward pressure on health care costs in general, particularly prescription products, has become intense. As a result, increasingly high barriers are being erected to the entry of new products in the marketplace. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various European Union member states and parallel trade (arbitrage between low-priced and high-priced member states) can further reduce prices. Special pricing and reimbursement rules may apply to orphan drugs. Inclusion of orphan drugs in reimbursement systems tend to focus on the medical usefulness, need, quality and economic benefits to patients and the healthcare system as for any product. Acceptance of any medicinal product for reimbursement may come with cost, use and often volume restrictions, which again can vary by country. In addition, results-based rules of reimbursement may apply. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products, if approved in those countries.
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
D. United Kingdom
On June 23, 2016, in a national referendum, a majority of the electorate voted in favor of the United Kingdom leaving the European Union (commonly referred to as “Brexit”). On March 29, 2017, the United Kingdom Government formally notified the European Union of its intention to withdraw from the Union pursuant to Article 50 of the Treaty on the European Union. The United Kingdom formally left the European Union on January 31, 2020. Pursuant to the terms of the Withdrawal Agreement between the European Union and the United Kingdom, a transitional period ran between February 1, 2020 and December 31, 2020, during which all applicable EU law, including the regulation of medicinal products, applied to and in the United Kingdom. This transitional period has now expired. On December 24, 2020, the United Kingdom and the European Union announced that they have reached agreement on the terms of their future relationship as set out in the Trade and Cooperation Agreement (“TCA”). The European Union and the United Kingdom had agreed to provisionally apply the terms of the TCA, while the formal execution was still ongoing. The TCA formally entered into force on May 1, 2021. While the TCA governs tariff and quota free trade between the United Kingdom and the European Union markets, it does not provide for regulatory alignment. The regulatory framework for medicinal products in the United Kingdom is predominantly derived from European Union law. The UK currently offers different routes to obtain a marketing authorisation: (a) a national application route with a 150-day assessment timeline, excluding clock stops or (b) a reliance route by which a company relies on a positive CHMP opinion with a 67-day assessment timeline. The original reliance route was available to companies until December 31, 2023, and has been replaced by the International Recognition Procedure since January 1, 2024.
Domestic United Kingdom law provided that all existing European Union law in force on December 31, 2020 was retained in UK national law, subject to certain revisions that became necessary as a result of Brexit.

However, the Retained EU Law (Revocation and Reform) Act 2023 came into force on January 1, 2024. This revoked some retained EU laws (although not any relating to medicines regulation). All other retained EU laws have been renamed as “assimilated laws” and are no longer subject to the EU principles of interpretation. Thus, while at least initially the United Kingdom and the European Union laws relating to medicines are largely aligned, there is the potential for further divergence in the future.
Under the terms of the Northern Ireland Protocol to the Withdrawal Agreement, European Union law continues to apply to and in Northern Ireland. The terms of the Protocol are subject to renegotiation between the United Kingdom and the European Union. In March 2023, the Northern Ireland Protocol was adjusted by the Windsor Framework, which is another post-Brexit agreement between the EU and the UK. The Windsor Framework will be implemented gradually through into 2025 and aims to make it easier to move certain goods, including medicines, from Great Britain to Northern Ireland.
E. Greater China
Mainland China
Similar to the United States and the European Union, Mainland China has rules governing the approval for development and commercialization of drugs, including specialized rules for vaccines. China’s drug law and regulations require that the National Medical Products Administration’s, or NMPA’s, Center for Drug Evaluation, or CDE, approve a clinical trial application prior to initiating a study to support the safety and effectiveness of a drug, including a therapeutic or preventive biologic (i.e., a vaccine). This clinical trial application and the testing procedure that may precede it can be expedited if there is a pressing declared health emergency, as was the case with COVID-19.
Once approved, vaccine clinical trials must be conducted at sites that are qualified disease prevention and control, or CDC, institutions and grade III hospitals, and the implementation of the trial must be in accordance with China’s general drug and specialized vaccine good clinical practice regulations and related guidelines. Other drug trials must be conducted at designated hospital sites in accordance with China’s general drug good clinical practice rules. Furthermore, prior to the commencement of the clinical trial in China each site’s ethics committee must approve the trial, and the Ministry of Science and Technology must approve the use of human samples containing genetic material and related genetic data. The human genetic resources, or HGR, approval requires a joint approval or record-filing application by the Chinese and foreign parties, setting forth the parties that will handle data and samples, the type and amount of samples that will be utilized during the study, the tests/analysis run, and the plans for storage or destruction, and the intellectual property sharing arrangement among the parties, among other items. If the research is exploratory (i.e., not tied to a program designed to obtain registration in China), patentable IP arising from the use of the HGR samples and data must be jointly owned by the Chinese and foreign parties. Once approved, the HGR approval/filing may require updates and amendments and additional procedures to transfer data to foreign parties that are not on the approval. A final report is due at the end of the study.
Once a clinical trial in China is complete and/or foreign data is assembled, a company may submit an application for a marketing authorization, or MA, of the drug. This procedure will include submission of clinical data, manufacturing information and test results, among other items, and may include an onsite pre-market verification by the NMPA. This application may be considered more quickly if the applicant qualifies for admission to various expedited programs, including breakthrough designation for drugs that are new to the world in some respect, treat life threatening or quality of life altering diseases and either have no comparator on the market or represent a significant clinical advantage over existing approved therapies. Conditional approval procedures permit approval of a drug based on earlier stage data, but subject continued marketing to the fulfillment of post-market conditions with a designation period of time, such as the completion of additional studies. Therapeutic biologics and small molecule drugs follow similar steps to approval for development and marketing. These steps are similar for drugs that are imported and those that are produced domestically in China. However, domestically produced drugs must be produced at a facility that also obtains a drug manufacturing license based, in part, on a pre-marketing good manufacturing practice inspection.
At both the clinical trial and MA stages, applicants for imported drugs must list a regulatory agent on the application. The agent must be an entity in China, and it assists the sponsor and marketing authorization holder, or MAH, with fulfilling its drug regulatory obligations in China. The agent of the MAH is jointly liable with the MAH for these drug regulatory obligations.
Once approved, vaccines may be procured by the CDC through platforms organized by the provincial governments. Vaccines in China must be sold and directly distributed by domestic manufacturers or general distributors appointed to represent overseas makers to municipal level CDCs, which handle allocation and distribution to points of vaccination in China. Distribution of other drugs occurs through procurement processes for sales at public hospitals and sales to private hospitals or pharmacies. Distributors of all drugs must possess a MA for the drug they are distributing or a drug distribution license.
As is the case with all drugs, once on the market, MAHs will also have post-market obligations, including fulfillment of post-marketing commitments. In the case of vaccines, MAHs must pay compensation for injuries caused adverse events following inoculation, or AEFIs, if the vaccine is not one required as part of the National Inoculation Program. The government bears the cost of NIP vaccines and related AEFIs. All drug MAHs are subject to other post-market obligations for drug marketing authorization holders, including recalls, annual reporting, and inspections. Drug MAs must be renewed every five years, and supplemental applications, notifications, or reports may need to be submitted for major, moderate and minor changes, respectively, to the original registration (e.g., significant manufacturing changes).
Advertisements of prescription drugs, including vaccines, must be pre-approved and may only be placed in approved medical journals. Other forms of “academic promotion” may be performed by medical representatives who are authorized in writing by MAHs (or their agents) and their information filed on government designated websites. Medical representatives are permitted to provide information about the drug to health care professionals (in accordance with certain procedural rules) and collect feedback as to drug safety.
Hong Kong and Macao
Mainland China’s drug regulatory system does not apply in Hong Kong or Macao. These administrative regions are governed by separate laws on the development, approval, manufacturing, distribution and advertising and promotion of drugs, including vaccines. Similar rules restricting advertising and promotional content and, in the case of Macao, government approved advertisements, also apply.
F. Türkiye
Other countries such as Türkiye and those in the Middle East have regulatory review processes and data requirements for medicinal products, including vaccines, similar to those described for the European Union. The regulatory licensing process in these countries may include local marketing authorization requirements, manufacturing/testing facility inspections, testing of drug product upon importation and other domestic requirements. Some countries, such as Türkiye, have introduced specific emergency authorization regimes for COVID-19 vaccines.
G. Rest of the World Regulation
The requirements governing the conduct of clinical trials, product (including vaccine) licensing, pricing, and reimbursement vary from country to country in markets outside the European Union and the United States. In many markets, clinical trials must be conducted in accordance with Good Clinical Practice and applicable regulatory requirements. Ethical standards typically follow the Declaration of Helsinki principles. In response to the COVID-19 pandemic, some markets have granted or are considering the grant of emergency use authorizations for vaccine candidates instead of the otherwise available regulatory approval pathways. Supply of the COVID-19 vaccine to a number of countries outside of the United States and the European Union is similarly governed by vaccine supply agreements with local governments.
In Africa, there is limited harmonization of the regulation of drug and biological products across the continent, and the functionality and regulatory capacity of national medicines regulatory authorities varies between jurisdictions. For example, many regulators lack the technical expertise to independently assess marketing authorization applications and instead have adopted “reliance” procedures, whereby authorization by a foreign stringent regulatory authority or registration as a WHO pre-qualified product may be a condition for approval. The African Union (“AU”) has issued several harmonization initiatives for medicines, including establishing the AU Model Law on Medical Products Regulation in 2016 and the African Medicines Agency (“AMA”) in 2019. The AMA’s responsibilities will include evaluating medicines for the treatment of priority diseases, among other harmonization-related responsibilities, but has yet to issue any regulatory guidelines or procedures to date.
Failure to adhere to regulatory requirements may lead to, among others, fines, suspension or withdrawal of regulatory authorizations or approvals, product recalls, seizure of products, restrictions or suspensions of operations, or criminal prosecution.

H. Healthcare Law and Regulation
Healthcare providers and third-party payors play a primary role in the recommendation and prescription of pharmaceutical products that are granted marketing approval. Our current and future arrangements with providers, researchers, consultants, third-party payors and customers are subject to broadly applicable federal and state fraud and abuse, anti-kickback, false claims, transparency and patient privacy laws and regulations and other healthcare laws and regulations that may constrain our business and/or financial arrangements. Restrictions under applicable federal and state healthcare laws and regulations in the United States and elsewhere include, without limitation, the following:
•the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in-cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or a specific intent to violate it in order to have committed a violation. Moreover, the government may assert that a claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act;
•the U.S. federal civil and criminal false claims laws, including the civil False Claims Act, and civil monetary penalties laws, which prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false, fictitious, or fraudulent or knowingly making, using, or causing to be made or used a false record or statement to avoid, decrease, or conceal an obligation to pay money to the federal government;
•HIPAA, which created additional U.S. federal criminal laws that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or a specific intent to violate it in order to have committed a violation;
•HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, and their respective implementing regulations, including the Final Omnibus Rule published in January 2013, which impose obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information without the appropriate authorization by entities subject to the law, such as healthcare providers, health plans and healthcare clearinghouses and their respective business associates;
•the U.S. federal transparency requirements, known as the federal Physician Payments Sunshine Act, under the ACA, which requires certain manufacturers of drugs, devices, biologics and medical supplies to report annually to the Centers for Medicare & Medicaid Services, or CMS, within the U.S. Department of Health and Human Services, information related to payments and other transfers of value made by that entity to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members;
•U.S. federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;
•U.S. federal government price reporting laws, which require us to calculate and report complex pricing metrics to government programs and which may be used in the calculation of reimbursement and/or discounts on marketed products;
•the Foreign Corrupt Practices Act, a U.S. law which regulates certain financial relationships with foreign government officials (which could include, for example, certain medical professionals);
•the national anti-bribery laws and laws governing interactions with healthcare professionals of European Union member states;
•the U.K. Bribery Act 2010; and
•analogous laws and regulations in U.S. states and other jurisdictions, such as U.S. state anti-kickback and false claims laws, which may apply to healthcare items or services that are reimbursed by non-governmental third-party payors, including private insurers.

Some U.S. state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring pharmaceutical manufacturers to report information related to payments to physicians and other health care providers or marketing expenditures and pricing information. Laws in U.S. states and other jurisdictions also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.
The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. U.S. federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry.
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
I. Current and Future Healthcare Reform Legislation
In the United States and other jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities, and affect our ability to profitably sell any product candidates for which we obtain marketing approval. We expect that current laws, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we, or any collaborators, may receive for any approved products. The Biden administration has discussed proposals to control drug pricing and new legislation may be proposed regarding government negotiation of drug pricing that may affect future profitability.
Additionally, other federal health reform measures have been proposed and adopted in the United States since the ACA was enacted:
•The American Taxpayer Relief Act of 2012, among other things, reduced Medicare payments to several providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.
•The Middle Class Tax Relief and Job Creation Act of 2012 required that CMS reduce the Medicare clinical laboratory fee schedule by 2% in 2013, which served as a base for 2014 and subsequent years. In addition, effective January 1, 2014, CMS also began bundling the Medicare payments for certain laboratory tests ordered while a patient received services in a hospital outpatient setting.
Further, there has been heightened governmental scrutiny in the United States and elsewhere over the manner in which manufacturers set prices for their marketed products, which have resulted in several recent Congressional inquiries and proposed bills designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. In addition, the U.S. federal government, state legislatures, and other governments have shown significant interest in implementing cost containment programs, including price-controls, restrictions on reimbursement, and requirements for substitution of generic products for branded prescription drugs to limit the growth of government-paid health care costs. For example, the U.S. federal government has passed legislation requiring pharmaceutical manufacturers to provide rebates and discounts to certain entities and governmental payors to participate in federal healthcare programs. Individual states in the United States have also become increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation, from other countries and bulk purchasing.

J. Packaging and Distribution in the United States and Other Jurisdictions
If our products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply in the United States (and similar laws may apply in other jurisdictions). Products must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act. Manufacturing, sales, promotion and other activities also are potentially subject to federal and state consumer protection and unfair competition laws.
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
K. Other Environmental, Health and Safety Laws and Regulations
In the United States, the European Union and other jurisdictions, we may be subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. From time to time and in the future, our operations may involve the use of hazardous and flammable materials, including chemicals and biological materials, and may also produce hazardous waste products. Even if we contract with third parties for the disposal of these materials and waste products, we cannot completely eliminate the risk of contamination or injury resulting from these materials. In the event of contamination or injury resulting from the use or disposal of our hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.
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

L. Regulation of Artificial Intelligence Systems and Models
Government authorities in the United States at the federal, state and local levels have been actively engaged in advancing policy frameworks, discussion papers, standards, and proposed legislation regarding the development and use of AI by life sciences companies and, where applicable, applying existing regulatory frameworks to particular uses of AI (e.g., by the FDA). Likewise, the EU and other countries and jurisdictions extensively regulate (or intend to extensively regulate) the development and use of AI systems and models. The processes for monitoring emerging regulatory frameworks, evaluating how current and emerging requirements for AI apply to our business, along with subsequent compliance with applicable requirements, require the expenditure of substantial time and financial resources.
A biotech company could use AI in a number of different contexts. It may use AI in the medicines lifecycle for drug discovery, for non-clinical research and development, for data analysis in clinical trials and with regard to real world data, for precision medicine (e.g., clinical decision support), for assessing eligibility for clinical trials, for drafting medicinal product information documents, in the manufacturing of medicinal products, or to assist with post-authorization safety monitoring, among other potential uses. If the AI is intended to perform a regulated activity (such as related to drug manufacturing, release testing, or producing clinical/diagnostic outputs) or otherwise be used in operations that are the subject of scrutiny by health authorities, the use of AI could trigger health authority oversight and, in some cases, application of existing laws and regulations relevant to healthcare, pharmaceuticals, and/or medical devices or sector-agnostic AI laws and regulations.
Outside the drug development and commercialization context, a biotech company may use AI for other operational reasons. For example, a company may have plans to use automated recruitment tools, deploy facial recognition technology to ensure security of its services, use customer service chatbots, or allow its employees to use generative AI or general-purpose AI tools to increase the efficiencies of administrative tasks.
A company will need to identify how it uses AI in its business operations, and identify the relevant applicable regulatory regime that applies to ensure compliance. Failure to adhere to (or remain up to date with evolving) regulatory requirements may lead to compliance actions, penalties and other risks.
United States
In the United States, Congress, the White House, and various federal agencies have advanced proposed AI legislation, policy frameworks, whitepapers, and governing principles to address the use of AI, including when used in healthcare and life sciences. Of particular relevance to biotech companies, the FDA has been adapting and applying existing regulatory frameworks to account for AI and has issued guidance, discussion papers, and frameworks outlining FDA’s approach to regulation and oversight of health-related uses of AI. For example, FDA issued two discussion papers on the use of AI in drug manufacturing (March 2023) and the development of drug and biological products (May 2023). The discussion papers described the various ways in which AI can be used throughout various stages of biopharmaceutical development and commercialization processes and solicited stakeholder feedback on several issues, including human-led governance and transparency, quality and reliability of data, AI model performance, validation, and monitoring, and where guidance from FDA would be beneficial for the industry. The discussion papers also recognized the potential utility of several existing “sector-agnostic” frameworks and standards, such as the AI Risk Management Framework issued by the National Institute of Standards and Technology and frameworks focused on AI-enabled medical devices. To date, FDA has been applying its existing regulations for drug and biologic discovery, development, clinical testing and manufacturing to companies utilizing AI in these processes, such that companies seeking to incorporate AI into processes that are subject to FDA oversight need to demonstrate compliance with the existing regulations for drug and biologic sponsors. FDA also actively regulates some health-related AI as “software as a medical device,” or SaMD, and has issued a number of guidance documents and papers over the years describing FDA’s regulatory approach to SaMD, including AI-based SaMD.
Additionally, in October 2023, the Biden Administration issued an Executive Order on the Safe, Secure, and Trustworthy Development of Artificial Intelligence, the AI Executive Order. The AI Executive Order contained a number of directives that may impact the life sciences sector, including directives to HHS to establish an AI “Task Force” responsible for issuing guidance on a number of AI topics (such as long-term safety and real-world performance monitoring, predictive and generative AI, equity principles, and privacy and security standards), develop a strategy for regulating the use of AI in drug development processes, develop an “AI assurance policy” to evaluate the performance of AI-enabled healthcare tools, and establish a common framework for capturing clinical errors resulting from AI deployed in healthcare settings. The AI Executive Order also sets forth certain reporting requirements for the development of certain AI models using primarily biological sequence data that meet outlined technical thresholds.
Members of Congress also have introduced a number of bills on AI regulation. In addition to proposed legislation, certain senators have released a proposed bipartisan framework for regulating AI that would, among other things, establish a licensing regime for certain types of higher-risk AI models, require transparency of essential information about training data, accuracy, limitations, and safety of the model, and mandate transparency with end users prior to their interaction with a model. Another senator likewise released a whitepaper about the oversight and legislative role of Congress related to the deployment of AI in the life sciences sector, which disfavored a “one-size-fits-all” approach to AI regulation and instead called for approaches that take context of use into account and leverage existing frameworks.
We continue to monitor developments in the regulation of AI in drug and biologic development and commercialization, or for more general business practices, and to assess the applicability of these evolving frameworks and policies as well as existing legal frameworks apply to our uses of AI. If we fail to meet regulator expectations or comply with applicable requirements, that could impact our ability to utilize AI-related processes or information in our development of product candidates or could subject us to delays, penalties or other risks.

European Union
The EU Artificial Intelligence Act, or the EU AI Act, which is scheduled for a final vote in the European Parliament in April 2024, will establish rules governing certain AI systems and general-purpose AI models that apply across the EU. It will apply to various actors along the AI value chain, including “providers” and “deployers” of AI systems classified as “high-risk,” “providers” of general-purpose AI models, and “providers” of general-purpose AI models with “systemic risk.” It also will prohibit certain AI practices and impose transparency requirements in relation to AI systems and general-purpose AI models generally.
The EU AI Act will apply to providers, located in or outside the EU, that place on the market or put into service AI systems in the EU, or that place on the market general-purpose AI models in the EU. It will also apply to deployers of AI systems located or established in the EU, and to providers or deployers located or established outside the EU where the output of the system is used in the EU. Whether a biotech company incurs obligations under the EU AI Act will depend on whether it develops, offers, or uses any AI systems or general-purpose AI models; whether it qualifies as a “provider,” “deployer,” or other regulated actor; and the jurisdiction where the system is put into service, where the system or model is placed on the market, or where the output of a system is used.
Providers and deployers of “high-risk AI systems” will need to comply with numerous obligations that apply to such systems. The obligations for providers and deployers differ, with the majority of obligations falling to providers. The EU AI Act also contemplates circumstances where a deployer or other third-party must assume the obligations of the provider, e.g., where the third-party makes a substantial modification to a high-risk AI system that has already been placed on the market or put into service, but where the modified system remains high risk. The EU AI Act sets out an exhaustive list of “high-risk AI systems” in Annexes II and III. The categories of such systems that might be relevant to offerings of biotech companies include products that require a notified body conformity assessment under the EU Medical Devices Regulation 2017/745 or EU In Vitro Diagnostic Medical Devices Regulation 2017/746.
The EU AI Act will impose a separate set of obligations on providers of “general-purpose AI models” and an additional set of obligations on providers of “general-purpose AI models with systemic risk.” Models that have “high-impact capabilities” will by default be designated as models with “systemic risk.” General-purpose AI models—with or without “systemic risk”— do not constitute “AI systems” in and of themselves, but they may be integrated into general-purpose AI systems, or systems with an intended purpose, including a high-risk purpose. Whether these obligations apply to a biotech company will depend on whether it develops any general-purpose AI models (or have them developed on its behalf) and place them on the market in the EU. If so, it will need to assess whether any of these models qualify as general-purpose AI models with systemic risk, which would require it to comply with additional obligations.
Of particular relevance to the biotech industry, the EMA has published a draft reflection paper on the use of AI (July 2023), which is aimed at biopharmaceutical companies intending to use AI in the lifecycle of their medicines, including for drug discovery, design, and development. It also covers the use of medical devices with AI/machine-learning (ML) technology that are used to generate data or other evidence to support an EU marketing authorization for a medicine (i.e., used within the context of clinical trials or combined with the use of a medicine). The EMA’s view of “high risk” AI differs from the classifications used in the EU AI Act and requires biotech companies to assess whether the use of AI is “high-risk” for the purpose of the EU medicines rules. This means determining whether there is a high-risk that it could impact or affect the integrity of data used to support an application for a medicine approval (and thus the EMA’s assessment of the safety and efficacy of that medicine for patients). As a result, potentially, non-high-risk AI under the EU AI Act could still be relevant to the EMA if it impacts evidence generation for a medicine. The EMA guidance puts the onus on marketing authorization applicants/marketing authorization holders to ensure AI used during the medicines lifecycle is compliant with the medicines rules. If a biotech company intends to use AI in the context of its medicines it will need to carry out a regulatory impact and risk analysis and potentially discuss higher risk uses with the EMA.
Failure to adhere to (or remain up to date with evolving) EU regulatory requirements may lead to delays, compliance risks, and penalties.
Rest of World
Outside the United States and EU, the requirements governing the use and deployment of AI may vary from country to country. A company will need to identify how it uses AI in its business operations, and identify the relevant applicable regulatory regime that applies to ensure compliance. Failure to adhere to (or remain up to date with evolving) regulatory requirements may lead to delays, compliance risks, and penalties.
XI. Intellectual Property

A. Introduction
We pursue a layered intellectual property strategy to protect our various technology platforms and their application to the treatment of serious diseases, such as cancer and infectious diseases including COVID-19. One focus of our intellectual property strategy is to provide protection for our platforms and products as they are developed. We also pursue intellectual property protection for assets that may be used in future development programs, may be of interest to our collaborators, and/or otherwise may prove valuable in the field.
Various aspects of our technology platforms and our product candidates are claimed in patent filings. We also pursue other modalities of intellectual property protection, including trademark and trade secret protection, as appropriate. Many of our intellectual property assets were developed and are owned solely by us, some have been developed via collaboration and are jointly owned, and some have been acquired by acquisition and/or licensed from third parties. We expect that we will continue to make additional patent application filings, and will continue to pursue opportunities to acquire and license additional intellectual property assets, technologies, platforms and/or product candidates, as developments arise or are identified.
Regardless, we cannot be certain that any of the patent filings or other intellectual property rights that we have pursued or obtained will provide protection for any products as commercialized. The original version of our Comirnaty COVID-19 vaccine product and our Omicron XBB.1.5-adapted monovalent COVID-19 vaccine have been approved, and our bivalent version (Original and Omicron BA.4/BA.5) has been authorized under Emergency Use Authorization (EUA) by the FDA in the United States for individuals 12 and older. In addition, both the original version of our Comirnaty COVID-19 vaccine product, our Omicron XBB.1.5-adapted monovalent COVID-19 vaccine, and our bivalent vaccine were also authorized by the FDA in the United States under EUA for individuals 6 months to <12 years old. As further variants of SARS-CoV-2 arise, and its impact and characteristics evolve, the composition, manufacture, and use (including, e.g., dosage regimen) of our COVID-19 vaccine products may be adjusted or modified and our filings may not protect them. Our other product candidates are currently in clinical testing, with no certainty that they will be successful, or that significant modification or adjustment may not be required for successful commercialization.
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
As of January 1, 2024, our overall owned and in-licensed patent portfolio included more than 350 patent families, each of which includes at least one filing in the United States or Europe, and several of which are pending or granted in multiple jurisdictions. The patent families include at least 200 patent families that are solely or jointly owned by BioNTech, including certain families acquired through our acquisitions and others that we have licensed from a third party.
An issued patent provides its owner (or possibly its licensee) with a right to exclude others from making, using or selling that which is claimed in the patent, for a specified period of time (the “term” of the patent), in the jurisdiction in which the patent is issued. In the United States, and in many other countries, patents have a presumptive term of 20 years from their effective filing date (which is the earliest non-provisional filing date to which the patent claims priority). However, many jurisdictions, including the United States, require the payment of periodic maintenance fees in order for patents to remain in force for the full 20-year term. The United States also has provisions that require a patent term to be shortened if its claims are too similar to another patent owned by the same party that has a shorter term. The United States and certain other jurisdictions also have provisions that permit extension of patent term for patents that claim a drug or drug product, or its approved use, if the patent was issued before clinical trials were completed and certain other requirements were satisfied. In the United States, such extension is called a Patent Term Extension, or PTE, and it is limited to a period of not more than five years, or the total patent term including the PTE cannot exceed 14 years after the date of regulatory approval; only one patent can be extended per product approval. We did not extend any patent for our COVID-19 vaccine (Comirnaty) when it was approved by the FDA in the United States in 2021. The United States also offers a different form of patent term extension, known as Patent Term Adjustment, or PTA, whereby a particular patent’s term is automatically extended beyond the 20-year date if the U.S. Patent and Trademark Office, or the USPTO, caused delay during its examination; however, potentially available PTA is reduced by any amount of any delay caused by the patent applicant.
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
B. Patent Portfolio
The patent portfolios for our most advanced programs are summarized below. Patent prosecution is a lengthy process, during which the scope of the claims initially submitted to the USPTO and similar authorities for examination can be significantly narrowed by the time they issue, if they issue at all. We expect this could be the case with respect to some of our pending patent applications referred to below.
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
mRNA Structure
Our patent portfolio includes patent filings directed to various features of mRNA structure, which may, for example, contribute to increased immunogenicity (e.g., antigen presentation), translation efficiency, and/or stability of mRNA constructs that include them. Such features include, for example, antigen-MHC fusions, 5’ cap structures and related features, 3’ UTR structures, polyA tails, reduced-uracil content mRNAs, and modified nucleoside RNAs. Filings directed to each of these features, and/or to RNA constructs that include them (singly or in combination), or collectively, the mRNA Structure Filings, have been made in the United States and various other jurisdictions. Some such mRNA Structure Filings are owned solely by BioNTech SE, which are referred to collectively in this section as BioNTech, some jointly by BioNTech and one or more third parties, and some by BioNTech licensors, such as Louisiana State University, or LSU, and the terms of the applicable agreement with LSU, are further summarized below in “C. In-Licensing.” We have non-exclusive rights to use certain U.S. and European patent filings owned by University of Pennsylvania and relating to RNA containing modified nucleosides through our sublicense agreements with mRNA RiboTherapeutics, Inc. (MRT) and CellScript, LLC, collectively, the MRT-CellScript Sublicenses, and summarized below in “C. In-Licensing”. Issued existing mRNA Structure Filings have, and pending existing mRNA Structure Filings, if issued, would have, 20-year terms that extend into the mid-2020s to the early-2040s.
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

In addition, our portfolio includes U.S. and other patent filings directed to lipid nanoparticles and polyplex technologies, which are solely owned by BioNTech or jointly owned by BioNTech and TRON, or collectively, the mRNA Lipid Nanoparticle/Polyplex Filings. Issued mRNA Lipid Nanoparticle/Polyplex Filings have, and pending mRNA Lipid Nanoparticle/Polyplex Filings, if issued, would have, 20 year terms that extend into the mid- to late 2030s or early 2040s. Some of such mRNA Lipid Nanoparticle/Polyplex Filings were granted in certain foreign jurisdictions, and currently include U.S. issued patents. The terms of the co-ownership of such patent filings with TRON are summarized below in “C. In-Licensing.”
mRNA Manufacturing
As discussed below, we utilize trade secret protection for many aspects of our mRNA manufacturing technologies, including as currently utilized for production of certain of our development candidates. In addition, our patent portfolio includes certain patent filings relevant to mRNA manufacturing, or collectively, the mRNA Manufacturing Filings, which we believe may provide commercial value to protect product candidates and/or support collaborations or other licensing arrangements. For example, our mRNA Manufacturing Filings include U.S. and other patent filings relating to certain aspects of mRNA purification and production. These mRNA Manufacturing Filings are either solely owned by BioNTech, or jointly owned by BioNTech and TRON and, if issued, would have 20-year terms that would extend into mid 2030 to early 2040s; there are patents granted in certain foreign jurisdictions including EP, but no U.S. patent was yet issued.
mRNA Commercial Products and Product Candidates
Our COVID-19 vaccine. Our COVID-19 vaccine (BNT162b2), marketed as Comirnaty, is our most advanced mRNA product, and is sold in monovalent (based on the Original strain as well as on the Omicron XBB.1.5 variant) and bivalent (one RNA based on the Original strain and one RNA based on an Omicron variant) formats. The monovalent format (Original and Omicron XBB.1.5) has received full U.S. FDA approval for individuals 12 and older and Emergency Use Authorization (EUA) for individuals 6 months to <12 years old, as well as full and/or conditional marketing approval in various other jurisdictions. The bivalent format (Original and Omicron BA.4/BA.5) has been authorized under EUA by the FDA in the United States for individuals 6 months and older. In Europe, two bivalent versions (Original and Omicron BA.1; and Original and Omicron BA.4/BA.5) have received marketing authorization for individuals 12 years and older. Additional COVID-19 vaccine candidates, as well as various dosing regimens and use in patient populations with certain medical conditions are being tested in clinical trials.
Comirnaty and Other COVID-19 Vaccine mRNA Product Candidates
Both our current and previously-marketed monovalent and bivalent COVID-19 vaccines utilize modified-nucleoside mRNA formulated in lipid nanoparticles and which encode an optimized SARS-CoV-2 full-length spike protein antigen.
Our platform patent filings relevant to our COVID-19 vaccines, collectively, the “BNT162b2 Platform Filings”, include certain mRNA Structure Filings relating to features for increasing translation efficiency and/or stability of mRNA constructs (e.g., certain 3’ UTR structures containing a specific sequence element, interrupted polyA tails, and certain 5’ cap/cap proximal sequence combinations), including filings that are jointly owned by BioNTech and TRON; also relevant are certain mRNA Manufacturing Filings. Issued BNT162b2 Platform Filings have, and pending BNT162b2 Platform Filings, if issued, would have 20-year terms extending into the late-2020s to the early-2040s. We also have undertaken various patent filings specifically related to the BNT162b2 structure (including as may be tailored based on particular SARS-CoV-2 variants), composition, formulation, packaging, use and/or manufacture, collectively the BNT162b2 Filings, including filings that have arisen through collaboration with third parties such as Pfizer. Such filings relevant to our COVID-19 vaccines, if issued, would have 20-year terms that would extend into early 2040s; there is one issued U.S. patent and one allowed U.S. patent application within the BNT162b2 Filings that covers our COVID-19 vaccines.
As noted above, our MRT-CellScript Sublicenses grant us rights to use certain U.S. and European patents and applications relating to mRNA containing modified nucleosides, including as used in BNT162b2. We also have a non-exclusive license from the National Institutes of Health granting us a right to use certain technology described in U.S. and European patent filings that may relate to SARS-CoV-2 spike (S) protein mutations that lock the S protein in an antigenically preferred prefusion conformation; such a variant is utilized in BNT162b2.

Additionally, we have obtained third-party licenses to technologies relating to certain lipids and/or lipid nanoparticles and formulations used in BNT162b2, including a non-exclusive license from Acuitas Therapeutics Inc., or Acuitas, granting use rights relevant to proprietary lipid nanoparticles and formulations used in BNT162b2.
Additional COVID-19 vaccine mRNA product candidates are being developed and tested in clinical trials, which share with BNT162b2 certain structural elements, and/or features of the composition, formulation, packaging, use and/or method of manufacture. Thus, some or all of the BNT162b2 Platform Filings and/or BNT162b2 Filings, as well as the in-licensed rights discussed above with respect to BNT162b2, may be relevant to certain of these candidates. We have also undertaken patent filings specifically related to structures and uses of certain such additional candidates, including BNT162b4, which includes a T-cell antigen mRNA encoding SARS-CoV-2 non-spike protein antigens that are highly conserved across a broad range of SARS-CoV-2 variants and were chosen based on our proprietary target prioritization platform and which is being assessed in combination with our monovalent and bivalent COVID-19 vaccine products, and BNT162b5, a bivalent product that includes RNAs encoding enhanced prefusion spike proteins for the SARS-CoV-2 Original strain and an Omicron variant. Such filings specifically relevant to BNT162b4 or BNT162b5, if issued, would have 20-year terms that would extend into the early 2040s.
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
Our patent portfolio further includes U.S. and other patent filings relating to combined uses of our FixVac and iNeST product candidates. Such issued patent filings have, and such pending patent filings, if issued, would have, 20-year terms that extend into 2033, and are jointly owned by BioNTech and TRON.
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
Our patent portfolio further includes U.S. and other filings directed to the process of identifying neoantigens in patient samples and/or predicting those that will be immunoreactive in an iNeST immunotherapy product, or collectively, the Neoantigen Filings. Certain issued Neoantigen Filings have, and certain pending Neoantigen Filings, if issued, would have 20-year terms that extend into the 2030s. Many of the Neoantigen Filings are solely owned by BioNTech, or jointly owned by BioNTech and TRON; our acquisition of Neon added various Neoantigen Filings, including both BioNTech U.S.-owned and in-licensed filings. BioNTech and TRON jointly own issued EP patent number 2714071, whose claims recite steps relating to neoantigen selection, that were unsuccessfully opposed by multiple third parties; said third parties have appealed the decision to reject such opposition. In addition, related EP patent numbers 3473267 and 3892295 from the same patent family with claims reciting steps relating to neoantigen selection for an RNA vaccine encoding a recombinant polyepitopic polypeptide are being opposed by a third party; claims in the related U.S. case are granted. If we are unsuccessful in these opposition/appeal proceedings, the patent claims for our iNeST product candidates may be narrowed, or a patent may not issue at all. See “Risk Factors—Risks Related to our Intellectual Property” in this Annual Report on Form 20-F.
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

Infectious Diseases beyond COVID-19
As is discussed elsewhere, we have collaborated with third parties, including Pfizer and the University of Pennsylvania, to develop infectious disease mRNA vaccine candidates, some of which are currently in clinical trials at different phases, including mRNA vaccines against influenza (Phase 3) and HSV (Phase 1). We are also developing our own mRNA vaccines against malaria, which has recently entered Phase 1 clinical trial.
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
Patent filings relevant to BNT221, referred to herein as the T-cell Induction/Expansion Filings, are generally solely owned by BioNTech US, or co-owned by BioNTech US and the Netherlands Cancer Institute (NKI). For example, the T Cell Induction/Expansion Filings include patent filings directed to therapeutic T cell compositions and methods of ex vivo induction and/or expansion of antigen-specific T cells. An issued subsisting T-cell Induction/Expansion Filing in the United States has, and pending subsisting T-cell Induction/Expansion Filings, if issued, would have, patent terms that extend into the late-2030s to early-2040s.
3. Antibodies
Our antibodies product class features bispecific checkpoint immunomodulators for oncology therapy, which are developed through collaboration with Genmab. Our development candidates include bispecific antibodies that are designed to activate 4-1BB upon simultaneous binding to PD-L1, CD-40 or EpCAM. Our patent portfolio includes certain patent filings relevant to such bispecific antibodies, or the Bispecific Checkpoint Modulator Filings, co-owned by us and Genmab. Such Bispecific Checkpoint Modulator Filings, if issued, would have 20-year terms that would extend into the late 2030s.
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
We have pursued a strategy of identifying and in-licensing third-party patents that we believe are complementary to or otherwise interact synergistically with our own intellectual property portfolio. In addition to the agreements described in the section “—B.IX. Third-Party Collaborations” above, we have entered into material intellectual property licensing or option arrangements with TRON, Louisiana State University, MRT-CellScript, and Acuitas.
The key terms of these arrangements are summarized below.
TRON Agreements
In 2015, we and our subsidiaries BioNTech RNA (now merged into BioNTech SE), BioNTech Diagnostics GmbH, BioNTech Protein Therapeutics GmbH, BioNTech Cell & Gene Therapies GmbH, Eufets GmbH and JPT Peptide Technologies GmbH entered into a Master Agreement for Research Services with TRON. Concurrently with this Master Agreement for Research Services, or the TRON Research Agreement, we entered into a License Agreement with Ganymed

Pharmaceuticals AG, or Ganymed, TRON, Johannes Gutenberg-Universität Mainz and Universitätsmedizin der Johannes Gutenberg-Universität Mainz, or the TRON License Agreement. The TRON Research Agreement and TRON License Agreement together replaced and superseded our 2008 Cooperation, Purchase and Licensing Agreement with the University Mainz, or the 2008 Cooperation Agreement. In 2019, we and our subsidiaries BioNTech RNA (now merged into BioNTech SE), BioNTech Diagnostics GmbH, BioNTech Protein Therapeutics GmbH, BioNTech Cell & Gene Therapies GmbH, BioNTech Innovative Manufacturing Services GmbH and JPT Peptide Technologies GmbH, entered into a Framework Collaboration Agreement with TRON, or the TRON Collaboration Agreement.
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
The TRON License Agreement sets forth the parties’ rights with respect to the Development Results, mainly depending on which parties have contributed to such Development Results. Ownership of the Development Results and any patents and other intellectual property in certain shares to TRON, on the one hand, and BioNTech and/or Ganymed, on the other hand included therein is allocated. Each party may assign its share in the co-owned Development Results to its affiliates provided that such party provide notice of the transfer and the identity of the new co-owner to the other co-

owners. However, in case of an assignment of such share to a third party (except in case of a material asset sale), the assigning party must obligate the assignee to comply with the terms of the TRON License Agreement and the assigning party will remain bound by the obligations of the TRON License Agreement unless the other co-owners have consented to discharge the assigning party from such obligations.
The parties to the TRON License Agreement grant licenses to each other under their shares in the Development Results substantially as follows. Ganymed is exclusively entitled to use the Development Results for certain antibodies and antibody fragments that bind to certain defined targets, or the Ganymed Field of Use. We are exclusively entitled to use the Development Results in any other field of use (including immunological therapeutics, small molecule compounds, small interfering RNA (siRNA)-based therapeutics, micro-proteins, antibody based in vitro (except for those in the Ganymed Field of Use), diagnostics and therapeutics based on long-chain RNA as well as other cell therapy applications, immune cells transgenized with recombinant directed against certain defined targets or chimeric antigen receptors and RNA-based pharmaceuticals). The University Parties may use the Development Results for internal research purposes only. We have an obligation to use reasonable efforts to develop and commercialize products in our field of use worldwide.
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
D. Trademark Portfolio
Certain features of our business and our product candidates are protected by trademarks. Our trademark portfolio includes, but is not limited to, Comirnaty, BioNTainer, FixVac, RiboCytokine, RiboMab, Recon, and Neo-Stim, including logo versions of some of these trademarks.
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
XII. Competition
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
Specifically, our marketed monovalent and bivalent COVID-19 vaccines and any other COVID-19 vaccines we and Pfizer develop compete with other COVID-19 vaccines that have been approved or authorized for temporary or emergency use and a large number of vaccine manufacturers, academic institutions and other organizations currently have programs to develop COVID-19 vaccine candidates.

XIII. Legal Proceedings
We are and may be involved in various legal proceedings, including patent litigation, product liability and other product-related litigation, as well as other legal proceedings that arise from time to time in the ordinary course of business, including, but not limited to, personal injury, consumer, off-label promotion, securities, antitrust, employment law, tax, environmental, and/or other claims or investigations.
Our contingencies include, but are not limited to, intellectual property disputes and product liability and other product-related litigation. From time to time, in the normal course and conduct of our business, we may be involved in discussions with third parties about considering, for example, the use and/or remuneration for use of such third party’s intellectual property. As of December 31, 2023, none of such intellectual property-related considerations that we have been notified of, and for which potential claims could be brought against us or our subsidiaries in the future, fulfill the criteria for recording a provision. We are subject to an increasing number of product liability claims. Such claims often involve highly complex issues related to medical causation, correctness and completeness of product information (Summary of Product Characteristics/package leaflet) as well as label warnings and reliance thereon, scientific evidence and findings, actual and provable injury, and other matters. These complexities vary from matter to matter. As of December 31, 2023, none of these claims fulfill the criteria for recording a provision. Substantially all of our contingencies are subject to significant uncertainties and, therefore, determining the likelihood of a loss and/or the measurement of any loss can be complex. Consequently, we are unable to estimate the range of reasonably possible loss. Our assessments, which result from a complex series of judgments about future events and uncertainties, are based on estimates and assumptions that have been deemed reasonable by management, but that may prove to be incomplete or inaccurate, and unanticipated events and circumstances may occur that might cause us to change those estimates and assumptions. We currently do not believe that any of these matters will have a material adverse effect on our financial position, and will continue to monitor the status of these and other claims that may arise. However, we could incur judgments, enter into settlements or revise our expectations regarding the outcome of matters, which could have a material adverse effect on our results of operations and/or our cash flows in the period in which the amounts are accrued or paid. We will continue to evaluate whether, if circumstances were to change in the future, the recording of a provision may be needed and whether potential indemnification entitlements exist against any such claim.
Certain pending matters to which we are a party are discussed below.
For a description of the risks relating to these and other legal proceedings we face and may in the future face and our assessments thereof, see “Risk Factors” elsewhere in this Annual Report.
Alnylam Proceedings
In March 2022, Alnylam Pharmaceuticals, Inc., or Alnylam, filed a lawsuit against Pfizer and Pharmacia & Upjohn    Co. LLC in the U.S. District Court for the District of Delaware alleging that an existing patent owned by Alnylam, U.S. Patent No. 11,246,933, or the ‘933 Patent, is infringed by the cationic lipid used in Comirnaty, and seeking monetary relief, which is not specified in their filings. We filed a counterclaim to become party to the Alnylam proceeding, and in June 2022, Alnylam added to its claims allegations that we induced infringement of the ‘933 Patent. Additionally, in July 2022, Alnylam filed a lawsuit against us, our wholly owned subsidiary, BioNTech Manufacturing GmbH, Pfizer and Pharmacia & Upjohn Co. LLC in the U.S. District Court for the District of Delaware alleging that we also induced infringement of a newly issued patent, U.S. Patent No. 11,382,979, or the ‘979 Patent, which is a continuation of the ‘933 Patent. The two lawsuits were consolidated on July 28, 2022. In May 2023, Alnylam filed a third lawsuit against Pfizer Inc. and Pharmacia & Upjohn Co. LLC in the U.S. District Court for the District of Delaware alleging infringement of U.S. Patent Nos. 11,633,479; 11,633,480; 11,612,657; and 11,590,229, all of which are continuations of the ‘933 Patent. We filed a counterclaim to become party to the new proceeding, and in July 2023, Alnylam added to its claims allegations that we induced infringement of the four new patents. All of the proceedings have been consolidated and are currently pending.
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

CureVac Proceedings
Germany
Infringement Proceedings – EP’122, DE’961, DE‘974, DE’575, and EP’668
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
On August 15, 2023, the Düsseldorf Regional Court held a hearing on infringement with respect to all five IP rights. At the hearing, the Court suspended its infringement ruling with respect to EP’122 until December 28, 2023. On September 28, 2023, the Court issued orders suspending its infringement rulings with respect to the remaining four IP rights (DE’961, DE’974, DE’575, and EP’668) pending validity decisions in the DE’961, DE’974, and DE’575 cancellation proceedings before the German Patent and Trademark Office and in the EP’668 opposition proceedings before the Opposition Division of the European Patent Office. In the September 28th orders, the Court explained that it was suspending its infringement rulings until validity decisions are reached, while contemporaneously noting concerns regarding the validity of DE’961, DE’974, DE’575, and EP’668. On December 28, 2023, the Düsseldorf Regional Court stayed the infringement proceedings as to EP’122 until a final appellate decision is rendered as to the validity of EP 122 by the Federal Court of Justice.
Infringement Proceedings – EP’755, DE’123, and DE’130
In July 2023, CureVac SE filed a second lawsuit against us and our wholly owned subsidiaries, BioNTech Manufacturing GmbH and BioNTech Manufacturing Marburg GmbH, in the Düsseldorf Regional Court, alleging Comirnaty’s infringement of one European patent, EP4023755B1, or the EP’755 Patent, and two Utility Models DE202021004123U1, and DE202021004130U1.
Nullity Proceedings – EP’122
In September 2022, we filed a nullity action in the Federal Patent Court of Germany seeking a declaration that the EP’122 Patent is invalid. In April 2023, the Federal Patent Court of Germany issued a preliminary opinion in the EP’122 nullity action in support of the validity of the EP’122 Patent. The preliminary opinion did not address any infringement of the EP’122 Patent. The preliminary opinion is a preliminary assessment by the court of the merits of a claim, and is non-binding. On December 19, 2023, the Federal Patent Court held an oral hearing, after which it nullified EP’122.
Cancellation Proceedings– DE’961, DE‘974, and DE’575
In November 2022, we filed cancellation actions seeking the cancellation of the three German Utility Models in the German Patent and Trademark Office. On December 27, 2023, the German Patent Office issued a preliminary opinion that DE’974 is likely to be cancelled based on invalidity pursuant to para. 1 (2) no. 5 Utility Model Act.
United States
In July 2022, we and Pfizer filed a complaint for a declaratory judgment in the U.S. District Court for the District of Massachusetts, seeking a judgment of non-infringement by Comirnaty of U.S. Patent Nos. 11,135,312, 11,149,278 and 11,241,493. In May 2023, the action in the U.S. District Court for the District of Massachusetts was transferred to the U.S. District Court for the Eastern District of Virginia, where CureVac filed counterclaims asserting infringement of six additional U.S. patents, U.S. Patent Nos. 10,760,070; 11,286,492; 11,345,920; 11,471,525; 11,576,966; and 11,596,686. In July 2023, CureVac filed amended counterclaims to assert an additional U.S. patent, U.S. Patent No. 11,667,910.
United Kingdom
In September 2022, we and Pfizer filed a declaration of non-infringement and revocation action against the EP’122 Patent and the EP’668 Patent in the Business and Property Courts of England and Wales. In October 2022, CureVac responded by filing a counterclaim alleging infringement of the EP’122 and EP’668 patents in the Business And Property Courts of England and Wales. On December 18, 2023, we amended our pleadings to further allege non-infringement and invalidity against EP’755.
All of the above proceedings are currently pending.

We believe we have strong defenses against the allegations claimed relative to each of the patents and utility models and intend to vigorously defend ourselves in the proceedings mentioned above. However, our analysis of CureVac’s claims is ongoing and complex, and we believe the ultimate outcomes remain substantially uncertain. Taking into account discussions with our external lawyers, we do not consider the probability of an outflow of resources to be sufficient to recognize a provision at the balance sheet date. In our opinion, these matters constitute contingent liabilities as of the balance sheet date. However, it is currently impractical for us to estimate with sufficient reliability the respective contingent liabilities.
Moderna Proceedings
Germany
Infringement Proceedings – EP’949 and EP’565
In August 2022, Moderna filed a lawsuit against us and Pfizer and our wholly owned subsidiaries, BioNTech Manufacturing GmbH, BioNTech Europe GmbH and BioNTech Manufacturing Marburg GmbH, Pfizer Manufacturing Belgium NV, Pfizer Ireland Pharmaceuticals and Pfizer Inc. in the Düsseldorf Regional Court alleging Comirnaty’s infringement of two European Patents, 3590949B1, or the EP’949 Patent, and 3718565B1, or the EP’565 Patent. On November 7, 2023, the European Patent Office (“EPO”) Opposition Division revoked EP’565 after a one-day oral hearing. The Opposition Division issued a preliminary opinion on December 8, 2023 noting that it believes EP’949 is likely invalid. As a result of these EPO proceedings, the Düsseldorf Regional Court postponed its hearing on infringement, originally scheduled for December 12, 2023, to January 21, 2025.
United Kingdom
In August 2022, Moderna filed a lawsuit asserting Comirnaty’s infringement of the EP’949 Patent and EP’565 Patent against us and our wholly owned subsidiaries, BioNTech Manufacturing GmbH, BioNTech Europe GmbH and BioNTech Manufacturing Marburg GmbH, Pfizer Limited, Pfizer Manufacturing Belgium NV and Pfizer Inc. in the Business and Property Courts of England and Wales. In September 2022, we and Pfizer filed a revocation action in the Business and Property Courts of England and Wales requesting revocation of the EP’949 Patent and EP’565 Patent.
United States
U.S. District Court Litigation
In August 2022, Moderna filed a lawsuit in the United States District Court for the District of Massachusetts against us and our wholly owned subsidiaries BioNTech Manufacturing GmbH and BioNTech US Inc. and Pfizer Inc. alleging Comirnaty’s infringement of U.S. Patent Nos. 10,898,574, 10,702,600 and 10,933,127 and seeking monetary relief.
Inter Partes Review
In August 2023, Pfizer and we filed petitions seeking inter partes review of U.S. Patent Nos. 10,702,600 and 10,933,127 before the United States Patent Trial and Appeal Board.
Netherlands
In September 2022, Moderna filed a lawsuit against us and our wholly owned subsidiary BioNTech Manufacturing GmbH and Pfizer B.V., Pfizer Export B.V., C.P. Pharmaceuticals International C.V. and Pfizer Inc. in the District Court of The Hague alleging Comirnaty’s infringement of the EP ‘949 Patent and the EP ’565 Patent. The District Court of the Hague held a hearing on October 6, 2023 on infringement and validity with respect to the EP ’949 Patent. On December 6, 2023, the Court found EP’949 to be invalid. The EP’565 case has been stayed pending Moderna’s appeal of the Opposition Division’s revocation of EP’565.
Ireland
In May 2023, Moderna filed a lawsuit against us and our wholly owned subsidiary BioNTech Manufacturing GmbH, Pfizer Inc., Pfizer Healthcare Ireland, Pfizer Ireland Pharmaceuticals, and C.P. Pharmaceuticals International C.V. alleging Comirnaty’s infringement of the EP’949 Patent and EP’565 Patent in the High Court of Ireland.

Belgium
In May 2023, Moderna filed a lawsuit against us, our wholly owned subsidiary BioNTech Manufacturing GmbH, Pfizer Inc. and Pfizer Manufacturing Belgium alleging Comirnaty’s infringement of the EP’949 Patent and the EP’565 Patent in the Brussels Dutch-speaking Enterprise Court.
All of the above proceedings are currently pending.
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
Arbutus and Genevant Proceedings
In April 2023, Arbutus Biopharma Corp., or Arbutus, and Genevant Sciences GmbH, or Genevant, filed a lawsuit against Pfizer and us in the U.S. District Court for the District of New Jersey alleging that Pfizer and we have infringed the following patents owned by Arbutus: U.S. Patent Nos. 9,504,651; 8,492,359; 11,141,378; 11,298,320; and 11,318,098, through the use of Genevant’s lipid nanoparticle technology and methods for producing such lipids in Comirnaty, and seeking monetary relief. This proceeding is currently pending.
We believe we have strong defenses against the allegations claimed relative to each of the patents and intend to vigorously defend ourselves in the lawsuit mentioned above. However, our analysis of Arbutus and Genevant’s claims is ongoing and complex, and we believe the outcome of the suit remains substantially uncertain. Taking into account discussions with our external lawyers, we do not consider the probability of an outflow of resources to be sufficient to recognize a provision at the balance sheet date. In our opinion, these matters constitute contingent liabilities as of the balance sheet date. However, it is currently impractical for us to estimate with sufficient reliability the respective contingent liabilities.
Promosome Proceedings
In June 2023, Promosome LLC filed a lawsuit against Pfizer, us, and BioNTech Manufacturing GmbH in the U.S. District Court for the Southern District of California alleging that Pfizer and our Comirnaty vaccine has infringed U.S. Patent No. 8,853,179, and seeking monetary relief. On October 4, 2023, the parties filed a joint stipulation of dismissal, dismissing the lawsuit with prejudice. As part of this stipulation of dismissal, Promosome agreed to a covenant not to assert U.S. Patent No. 8,853,179 against Pfizer and us or any of their products, including Comirnaty. This matter is considered closed.
C. Organizational Structure
See Item 18.
D. Property, Plant and Equipment
The following is a summary of our principal owned and leased real estate. We also lease other properties in the ordinary course of business as part of our global operations.
Germany:
Our headquarters are located in Mainz, where we principally occupy:
•Approximately 9,416 square meters of laboratory, GMP manufacturing, storage and office space at An der Goldgrube 12, 55131. We acquired ownership of the building in December 2022.
•Approximately 8,446 square meters of office and laboratory container space at Freiligrathstraße 6, 55131. The lease of the office container space expires on June 30, 2027. We own the laboratory container space.
•Approximately 1,049 square meters of office and GMP manufacturing space under a lease for part of the building located at Kupferbergterstraße 15, 55161 under a lease that expires on March 31, 2027.

•Approximately 4,882 square meters of laboratory and office space located at Adam-Opel-Straße 10, 55129, which is owned by us, as well as 9,278 square meters of undeveloped land intended for construction of a laboratory and office building of up to 12,000 square meters in size. Currently the land is occupied by approximately 2,125 square meters of office container space.
•We also own a plot of land of approximately 8,753 square meters at Hechtsheimer Straße 2b, 55131, where construction for a GMP manufacturing facility of approximately 18,000 square meters commenced in 2021.
•Approximately 42,164 square meters of office space under a lease for two of three building parts at Große Bleiche 54-56, 55131, under a lease that expires on December 31, 2029.
In Idar-Oberstein:
•The IMFS facility (consisting of buildings A to E and J) has a total area of approximately 13,470 square meters. This includes approximately 2,660 square meters of storage space, approximately 1,270 square meters of development and QC laboratory space, approximately 1,650 square meters of clean rooms, and approximately 2,540 square meters are office space. This facility, including the GMP-certified manufacturing suites, is owned by BioNTech.
◦We occupy approximately 575 square meters of this space, which is used primarily for storage, under a lease that has an initial expiry date of October 1, 2021, but which we have extended until September 30, 2026. The warehouse is located in Tiefenstein.
◦We have been renting the warehouse for GMP products since April 2022. The warehouse has an area of 1,120 square meters. The term is 5 years with the option to extend.
◦Rental of a plot of land with 2,000 square meters. A container facility was built on it. The office container facility has a size of approximately 2,125 square meters. Both contracts currently run until June 2025.
In Marburg:
Behringwerke
•Our main manufacturing facility consists 10,240 square meters, including 4,589 square meters of GMP space, 2,422 square meters of technical and storage facilities, 540 square meters of laboratory space and 2,690 square meters of offices. The lease will expire December 31, 2034.
•Our main office building consists of 4,913 square meters of office space. The lease will expire until October 31, 2027.
•We also occupy 920 square meters of office space under a lease which will expire on May 31, 2026.
•We have leased additional 779 square meters of technical and storage facilities under a lease which will expire on December 31, 2024.
Görzhausen
•As part of our BioNTainer program (BioNTech Innovation Center/BIC), we occupy approximately 2,040 square meters. Approximately 804 square meters are used as office space and 1,236 square meters are used as GMP and technical storage facilities under a lease which will expire December 31, 2031.
•Our own Plasmid Production/Miami (Microbial Manufacturing) is located in M537 and M536. In M537 we occupy 3,088 square meters, including 1,021 square meters of usable GMP and laboratory space, 1,065 square meters of usable technical and storage facilities and 448 square meters of usable office space. In M536 we occupy 164 square meters. The lease will expire December 31, 2031.
In Berlin:
•At our JPT facility, we occupy approximately 2,390 square meters of office, laboratory and general technical production space:
◦About 2,050 square meters are occupied under a lease contract, which will expire simultaneously to our moving into our new building.

◦For the remaining approximately 350 square meters of office space, we have a lease contract with a firm term until 2026.
•A new laboratory and office building, wholly owned by JPT, is under construction, with an expected completion date in mid-2025.
•We have been renting an office of approximately 1,700 square meters since April 2023. The contract runs until December 31, 2028. Extension options are possible.
In Munich, we have leased approximately 3,700 square meters in the Werksviertel. The lease is for 60 months with options to extend.
In Martinsried, we occupy approximately 1,862 square meters under a lease which will expire on December 31, 2026.
In Neuried:
•We occupy approximately 1,732 square meters of laboratory and office space under a lease which will expire on November 30, 2031.
•We leased additional space in July 2022 of approximately 1,470 square meters of laboratory, office and storage space under a lease which will expire on August 30, 2029.
In Fussgoenheim, we lease approximately 3,448 square meters of freezer farm space.
In Mutterstadt, we occupy approximately 5,744 square meters of freezer farm space under a rental agreement. We also lease a further 2,160 square meters of handling space. The term ends on December 31, 2027, with a one-year extension option.
In Halle, we have rented an area of approximately 1,100 square meters, including approximately 100 square meters of laboratory space. The lease runs until spring 2025, with an option to extend.
We intend to expand our capacity as follows:
•In January 2022, we commenced construction of a four-story building at An der Goldgrube 10 in Mainz, which we will own. We have planned laboratory space for research and development, offices, storage facilities, a conference center and cafeteria. As a result, we will take up an additional 2,400 square meters of main laboratory space and 4,000 square meters of main office space.
Global locations:
In Cambridge, Massachusetts, United States, we principally occupy:
•Approximately 2,490 square meters of laboratory and office space under a lease for part of a building located at 40 Erie Street that has an initial term that expires on September 30, 2024.
•Approximately 4,410 square meters of laboratory and office space under a lease for part of a building located at 75 Sidney Street that has an initial term that expires on January 31, 2032.
In Gaithersburg, Maryland, United States, we principally occupy:
•Approximately 5,476 square meters under a lease which will expire on July 31, 2033.
•Approximately 823 square meters of laboratory and office space under a lease which will expire on July 31, 2033.
In Cambridge, England, we principally occupy:
•Approximately 120 square meters of laboratory and office space under a lease at the MRC-Laboratory of Molecular Biology with an initial term until December 31, 2024.

•Approximately 7,400 square meters of shell and core laboratory and office space under a lease with an initial term until October 13, 2033, including a tenant only break option at year 7 of the term. The building is expected to be in operation during 2025.
In Vienna, Austria, we signed a lease in September 2022 for approximately 1,300 square meters of office and laboratory space for part of the building located at Helmut-Qualtinger-Gasse 2, 1030. The lease commenced on April 1, 2023, with a lease term of eight years and an option to extend.
In Kigali, Rwanda, we have leased a plot of land of approximately 35,100 square meters to develop an mRNA vaccine factory for the manufacturing of bulk drug substance and bulk drug product.
In Singapore, we will own a production site. The purchase will close in April 2024. The entire area covers approximately 63,300 square meters. The building is currently being upgraded. After completion, there will be office space of approximately 6,195 square meters, a production and technical building of approximately 20,000 square meters, and a warehouse of approximately 3,400 square meters.
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

A. Operating Results
Financial Operations Overview
The following table shows our consolidated statements of profit or loss for each period presented:

	Years ended December 31,
	2023	2022	2021
(in millions €)

Revenues
Commercial revenues	3,815.5	17,194.6	18,874.0
Research & development revenues	3.5	116.0	102.7
Total revenues	3,819.0	17,310.6	18,976.7

Cost of sales	(599.8)	(2,995.0)	(2,911.5)
Research and development expenses	(1,783.1)	(1,537.0)	(949.2)
Sales and marketing expenses	(62.7)	(59.5)	(50.4)
General and administrative expenses	(495.0)	(481.7)	(276.8)
Other operating expenses	(293.0)	(410.0)	(103.4)
Other operating income	105.0	815.3	598.4
Operating income	690.4	12,642.7	15,283.8

Finance income	519.6	330.3	67.7
Finance expenses	(23.9)	(18.9)	(305.1)
Profit before tax	1,186.1	12,954.1	15,046.4

Income taxes	(255.8)	(3,519.7)	(4,753.9)
Profit for the period	930.3	9,434.4	10,292.5

Earnings per share
Basic earnings for the period per share	3.87	38.78	42.18
Diluted earnings for the period per share	3.83	37.77	39.63

Comparison of the year ended December 31, 2023 and the year ended December 31, 2022
Revenues
The following is a summary of revenues recognized for the periods indicated:

	Years ended December 31,		Change
(in millions €)	2023	2022	€	%
Revenues
Commercial revenues	3,815.5	17,194.6	(13,379.1)	(78)
COVID-19 vaccine revenues	3,776.2	17,145.2	(13,369.0)	(78)
Sales to collaboration partners	275.3	1,224.3	(949.0)	(78)
Direct product sales to customers	473.6	3,184.7	(2,711.1)	(85)
Share of collaboration partners’ gross profit	3,027.3	12,736.2	(9,708.9)	(76)
Other sales	39.3	49.4	(10.1)	(20)
Research & development revenues from collaborations	3.5	116.0	(112.5)	(97)
Total revenues	3,819.0	17,310.6	(13,491.6)	(78)
Commercial Revenues
From the year ended December 31, 2022 compared to the year ended December 31, 2023 commercial revenues decreased by €13,379.1 million from €17,194.6 million to €3,815.5 million, in line with a lower COVID-19 vaccine market demand. We are the marketing authorization holder in the United States, the European Union, the United Kingdom, Canada and other countries, and holder of EUAs or equivalents in the United States (jointly with Pfizer) and other countries. Pfizer has marketing and distribution rights worldwide with the exception of China, Germany and Türkiye. Fosun Pharma, has marketing and distribution rights in China, Hong Kong special administrative region, or SAR, Macau SAR and the region of Taiwan. The allocation of marketing and distribution rights defines territories in which the collaboration partners act as a principal.
Sales to collaboration partners represent sales of products manufactured by us to collaboration partners. Whenever responsibilities in the manufacturing and supply process of the COVID-19 vaccine shift and the COVID-19 vaccine is transferred, the vaccine is sold from one partner to the other. Under the collaboration with Pfizer, from time to time, those sales are significantly influenced by amounts due to write-downs of inventories as well as costs related to production capacities derived from contracts with CMOs that became redundant. Those costs represent accrued manufacturing variances and are charged to our partner once finally materialized. These manufacturing variances are reflected as transfer price adjustments once identified. The regular reassessment of these manufacturing variances may result in adjustments to the respective prior-period revenues. Sales to collaboration partners during the years ended December 31, 2023, and 2022, amounted to €275.3 million and €1,224.3 million, respectively. During the years ended December 31, 2023, and 2022 those sales included €74.5 million and €850.0 million, respectively, related to the aforementioned manufacturing variances.
Direct product sales are recognized from supplying COVID-19 vaccine in our territories Germany and Türkiye. During the years ended December 31, 2023, and 2022, we recognized €473.6 million and €3,184.7 million of revenues, respectively. The share of gross profit that we owe our collaboration partner Pfizer based on our sales is recognized as cost of sales.
Based on COVID-19 vaccine sales in the collaboration partners’ territories, we are eligible to receive a share of their gross profit, which represents a seasonally affected net figure and is recognized as collaboration revenue during the commercial phase, together with sales milestones. Manufacturing cost variances either reflected as transfer price adjustments as described above or resulting from costs highly probable to be incurred by the partner, were taken into account when determining the gross profit. During the year ended December 31, 2023, €3,027.3 million gross profit share has been recognized as revenue. During the year ended December 31, 2022, €12,736.2 million gross profit share has been recognized as revenues.

Research & Development Revenues from Collaborations
From the year ended December 31, 2022 compared to the year ended December 31, 2023, research and development revenues from collaborations decreased by €112.5 million or 97% from €116.0 million to €3.5 million. This was mainly effected by one-time effects from our collaborations with Pfizer and Sanofi S.A, or Sanofi.
Cost of Sales
From the year ended December 31, 2022 to the year ended December 31, 2023, cost of sales decreased by €2,395.2 million or 80% from €2,995.0 million to €599.8 million, mainly due to recognizing lower cost of sales from our decreased COVID-19 vaccine sales, which included the share of gross profit that we owe our collaboration partner Pfizer based on our sales. In addition, cost of sales was impacted by expenses arising from inventory write-offs and expenses for production capacities derived from contracts with CMOs that became redundant. The effects were driven by reducing production capacities as well as further fostering the global production network with our collaboration partners during the year ended December 31, 2023.
Research and Development Expenses
The following table summarizes our research and development expenses for the periods indicated:

	Years ended December 31,		Change
(in millions €)	2023	2022	€	%
Research and development expenses(1)
COVID-19	313.0	550.0	(237.0)	(43.1)
Non-COVID-19	1,470.1	987.0	483.1	48.9
Total research and development expenses	1,783.1	1,537.0	246.1	16.0
(1)    Break-down as per internal cost allocation logic.
From the year ended December 31, 2022 to the year ended December 31, 2023, our research and development expenses increased by €246.1 million or 16% from €1,537.0 million to €1,783.1 million, mainly influenced by progressing clinical studies for pipeline candidates as well as by our newly acquired product candidates and the development of variant adapted COVID-19 vaccines. The increase was further driven by an increase in wages, benefits and social security expenses resulting from a significant increase in headcount.
Sales and Marketing Expenses
From the year ended December 31, 2022 to the year ended December 31, 2023, our sales and marketing expenses increased by €3.2 million or 5% from €59.5 million to €62.7 million, mainly due to increased expenses for setup and enhancement of commercial IT platforms and an increase in wages, benefits and social security expenses resulting from an increase in headcount.
General and Administrative Expenses
From the year ended December 31, 2022 to the year ended December 31, 2023, our general and administrative expenses increased by €13.3 million or 3% from €481.7 million to €495.0 million, mainly influenced by increased expenses for IT services as well as by wages, benefits and social security expenses resulting from an increase in headcount.
Other Operating Income / Expenses
From the year ended December 31, 2022 to the year ended December 31, 2023, our other result decreased by €593.3 million or 146% from positive €405.3 million to a negative result of €188.0 million. The other operating result reflected the change in foreign exchange rates and included net negative foreign exchange differences during year ended December 31, 2023 compared to net positive foreign exchange differences during the previous year period that related to our U.S. dollar denominated trade receivables which were mainly incurred under our COVID-19 vaccine collaboration with Pfizer, U.S. dollar denominated trade payables as well as U.S. dollar denominated other financial liabilities which mainly relate to obligations incurred from our license agreements. The amounts were offset by recording the change in fair value of foreign exchange forward contracts that were entered to manage some of our transaction exposures but were not designated as hedging instruments under IFRS.
Finance Income / Expenses
From the year ended December 31, 2022 to the year ended December 31, 2023, our total financial result increased by €184.3 million from a positive financial result of €311.4 million to a positive financial result of €495.7 million, which was driven by interest income earned on bank deposits and financial securities as well as fair value adjustments in relation to our money market funds. During the year ended December 31, 2022, the fair value adjustments derived from remeasuring the derivative embedded in our convertible note significantly affected our finance result.
Income Taxes
The following table summarizes our income taxes for the periods indicated:

	Years ended December 31,		Change
(in millions €)	2023	2022	€	%
Current income taxes	243.1	3,629.6	(3,386.5)	(93)
Deferred taxes	12.7	(109.9)	122.6	(112)
Income taxes	255.8	3,519.7	(3,263.9)	(93)
Our current income taxes represent mainly corporate and trade taxes derived by our German tax group. The decrease in profit during the year ended December 31, 2023 led to lower taxable income for the year ended December 31, 2023 for the German tax group. Corporate and trade tax prepayments have been made exceeding the tax charge. Refunds will become due once tax declarations have been filed and assessed.
As of December 31, 2023, our accumulated tax losses comprised tax losses of German entities that were incurred prior to the establishment of a tax group with BioNTech SE or by entities that are not within the tax group (as of December 31, 2023: BioNTech Real Estate Verwaltungs GmbH; as of December 31, 2022: BioNTech BioNTainer Holding GmbH, BioNTech Idar-Oberstein Services GmbH, NT Security and Services GmbH, BioNTech Real Estate Verwaltungs GmbH and the Real Estate partnerships) or U.S. tax group.
The amount of deductible temporary differences, unused tax losses, and unused tax credits for which no deferred tax asset is recognized in the statement of financial position as of December 31, 2023 is €531.5 million. Thus as of December 31, 2023, we have not recognized deferred tax assets for unused tax losses and temporary differences in an amount of €138.0 million (December 31, 2022: €136.7 million) as the criteria of the recognition guidance for IAS 12, which requires that no reliance should be placed on future events that cannot be controlled and are uncertain, are not met. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.
A reorganization of the intellectual property rights within the group has become effective June 30, 2023 and July 1, 2023 which led to deferred tax effects in Germany, the US and Austria. As a result BioNTech SE recognized deferred tax assets and deferred tax income at the time of the transaction. In addition this transaction led to a revaluation of previously unrecognized U.S. federal and state deferred tax assets, including unused tax losses and unused tax credits. As of December 31, 2022, there were unrecognized U.S. federal and state deferred tax assets of €128.9 million. As of December 31, 2023, it is considered highly probable that taxable profits for the U.S. tax group will be available against which the deferred tax assets can be utilized in the near future, fulfilling the requirements set out by IAS 12. Therefore we no longer continue to maintain the full non-recognition of deferred tax assets of our U.S. tax group as there will be future taxable profits available against which the unused tax losses and temporary differences can be utilized. As of December 31, 2023, we maintain the non-recognition of deferred tax assets for unused U.S. federal and state tax losses and tax credits at an amount of €31.9 million and €2.8 million, respectively, as there is not sufficient probability in terms of IAS 12 that future taxable income will be available against which these unused tax losses can be utilized. The material unrecognized U.S. federal and state tax losses and tax credits will begin to expire in 2036.
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
The groups does not recognize deferred tax liabilities for taxable temporary differences associated with investments in subsidiaries, in cases where the group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future. The aggregate amount of temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized is €2.8 million.
Information about Our Operating Segments
Decisions with respect to business operations and resource allocations are made by our Management Board, as the chief operating decision maker (CODM) based on BioNTech as a whole. Accordingly, we operate and make decisions as a single operating segment, which is also our reporting segment.
Related Party Transactions
Related party transactions that occurred during the years ended December 31, 2023, and 2022 are explained in Item 7. of this Annual Report as well as in Note 21 of our consolidated financial statements included elsewhere in this Annual Report.
Key Performance Indicators
Financial key performance indicators
The following financial performance indicators are the focus of managing our operational business development. We use the key figures on the basis of current exchange rates (not currency-adjusted) and take into account the effects of potential M&A activities or collaborations to the extent that they are published.
Revenues
Total revenues mainly comprises expected commercial revenue, particularly in connection with our COVID-19 business as well as other revenue sources. Revenues are heavily influenced by the volumes available under the collaboration and the agreed upon purchase quantities. As our revenues represent our share of the collaboration partners' gross profit, they are also influenced by the incurring costs. For further information on the composition of commercial COVID-19 vaccine sales and the components contained therein, see the comments on sales under Item 5. Operating Results. Our sales serve as a performance indicator of our commercial earning power.
Research and development expenses
Research and development expenses are an indicator of our future earnings potential, as this is highly dependent on the development of the clinical pipeline and the responsible use of the financial resources generated. This figure mainly includes expenses for the development of our clinical product candidates, early exploratory research and research and development overhead costs.
Sales, general and administrative expenses
These costs include sales and marketing costs as well as general and administrative costs. We use this measure to manage the costs associated with the expansion of the sales and marketing organization to ensure the necessary infrastructure and digital capacity for future market-ready products, as well as to manage the internal administrative and coordination functions associated with the expansion of research and development, such as finance, human resources, or business development, with regard to the associated cost development.
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
B. Liquidity and Capital Resources
Given our strong financial, scientific and operational accomplishments, we believe we have the resources to diligently allocate our current capital to drive a multi-platform strategy and deliver a fully integrated global biotechnology company. We focus our research and development (R&D) on rapidly advancing our diversified clinical oncology pipeline with synergistic potential, developing next generation COVID-19 vaccines to maintain leadership and pandemic preparedness as well as broaden the label of and access to the existing vaccine. We also plan to invest heavily to build out our global development organization, bringing in talent with clinical and regulatory expertise needed to accelerate our pipeline development. We are also diversifying our therapeutic area footprint which will enable us to fully leverage the potential of all technology platforms across autoimmune diseases, inflammatory diseases, cardiovascular disease, neurodegenerative diseases, and regenerative medicines. In addition, we plan to enhance capabilities through complementary acquisitions, technologies, infrastructure and manufacturing. To support our future trajectory, growing the organization and expanding our team is of utmost importance. We are on the way to develop our global footprint in key regions including Europe, the United States, Asia and Africa. Additionally, investing in manufacturing capabilities for key technologies and deploying our pandemic response capabilities remain priorities for us. As a science and innovation driven company, we will continue to focus investments on R&D and scaling the business for commercial readiness in oncology in multiple countries by the end of 2025.
As of December 31, 2023, we had cash and cash equivalents of €11,663.7 million and security investments of €5,989.7 million accumulating to €17,653.4 million cash and security investments. Our trade receivables of €2,155.7 million outstanding as of December 31, 2023 were mainly due to the contractual settlement of the gross profit share under our COVID-19 collaboration with Pfizer as described in Note 6 to our consolidated financial statements included elsewhere in this Annual Report. As of December 31, 2023, our trade receivables included, in addition to the profit share for the fourth quarter of 2023, trade receivables which related to the gross profit share for the third quarter of 2023.
Cash and cash equivalents and financial securities are invested in accordance with our asset management and investment policy, primarily with a focus on liquidity and capital preservation, and consist primarily of cash in bank accounts and on hand as well as long- and short-term financial investments.
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
In March 2022, our Management Board and Supervisory Board authorized the 2022 share repurchase program of ADSs, pursuant to which we were permitted to repurchase ADSs, each representing one ordinary share, with a value of up to $1.5 billion a two-year period, commencing on May 2, 2022. The first tranche of our 2022 share repurchase program of ADSs, with a value of up to $1.0 billion, concluded on October 10, 2022. The second tranche with a value of up to $0.5 billion commenced on December 7, 2022 and concluded on March 17, 2023.
In March 2023, our Management Board and Supervisory Board authorized the 2023 share repurchase program, under which we were permitted to purchase ADSs, each representing one ordinary share, with a value of up to $0.5 billion, which started June 2, 2023 and concluded on September 18, 2023.

In total 9,166,684 ADSs were repurchased under the 2022 program at an average price of $142.05 (€138.37), for total consideration of $1,302.0 million (€1,268.4 million). For the 2023 program, in total 4,646,965 ADSs were repurchased at an average price of $107.58 (€98.24), for total consideration of $500.0 million (€456.5 million).
In November 2020, we entered into a sales agreement, or the Sales Agreement, with Jefferies LLC and SVB Leerink LLC (now known as SVB Securities LLC), as sales agents, to establish an at-the-market offering program, pursuant to which we may sell, from time to time, ADSs representing ordinary shares for aggregate gross proceeds of up to $500.0 million. During the year ended December 31, 2022, we sold 995,890 ADSs, each representing one of our ordinary shares and previously held in treasury, under the Sales Agreement. During the year ended December 31, 2021, the aggregate gross proceeds were $200.0 million (€163.6 million). We did not sell any ADS during year ended December 31, 2023. The plan expired in November 2023.
Cash Flow
The following table summarizes the primary sources and uses of cash for each period presented:

	Years ended December 31,
(in millions €)	2023	2022	2021
Net cash flows from / (used in):
Operating activities	€5,371.4	€13,577.4	€889.7
Investing activities	(6,954.5)	(35.3)	(566.1)
Financing activities	(778.6)	(1,419.3)	94.2
Total cash inflow (outflow)	€(2,361.7)	€12,122.8	€417.8
Operating Activities
We derive cash flows from operations primarily from the sale of products and services rendered. Our cash flows from operating activities are significantly influenced by cash we generated as settlement payments of our gross profit as well as our use of cash for operating expenses and working capital to support the business. During the year ended December 31, 2023, our cash flows from operating activities include the settlement payments of our gross profit share from our collaboration partner Pfizer as scheduled by the contractual arrangement. As described in Note 6.2 to the consolidated financial statements included elsewhere in this Annual Report, the contractual settlement of the gross profit share has a temporal offset of more than one calendar quarter.
Net cash generated in operating activities for the year ended December 31, 2023 was €5,371.4 million, comprising a profit before tax of €1,186.1 million, negative non-cash adjustments of €393.2 million, and a net positive change in assets and liabilities of €5,574.8 million. Non-cash items primarily included net foreign exchange differences as well as share-based payment expenses without cash-effect. The net positive change in assets and liabilities was primarily due to a decrease in trade receivables related to our COVID-19 collaboration with Pfizer, as described in Note 6.2 to the consolidated financial statements included elsewhere in this Annual Report.
Net cash generated in operating activities for the year ended December 31, 2022 was €13,577.4 million, comprising a profit before tax of €12,954.1 million, positive non-cash adjustments of €370.9 million, and a net positive change in assets and liabilities of €4,518.5 million. Non-cash items primarily included net foreign exchange differences as well as share-based payment expenses without cash-effect. The net positive change in assets and liabilities was primarily due to a decrease in trade receivables related to our COVID-19 collaboration with Pfizer.
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

Investing Activities
Net cash used in investing activities for the year ended December 31, 2023 was €6,954.5 million. The amount includes €5,912.1 million spend into security investments, €330.6 million caused by or driven from in-licensing arrangements as well as €336.9 million for collaborations or M&A transactions. Excluding those effects, the amount for capital expenditures supporting our operating activities amounts to €275.5 million whereof the majority was related to investments in building our laboratory and office facilities in Mainz, Germany.
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
Financing Activities
Net cash used in financing activities for the year ended December 31, 2023 was €778.6 million, comprising the €738.5 million used for the share repurchase programs of ADS.
Net cash used in financing activities for the year ended December 31, 2022 was €1,419.3 million, comprising the €986.4 million used for the first tranche of our $1.5 billion share repurchase program of ADS as well as the €484.3 million special cash dividend paid in June 2022. Whereas €110.5 million cash generated was attributable to the Pfizer equity investment as part of our HZV collaboration.
Net cash generated in financing activities for the year ended December 31, 2021 was €94.2 million, primarily generated from the sale of treasury shares under the at-the-market offering program net of transaction cost and offset by the amount spent when repaying our financing arrangement which was entered with the European Investment Bank, or the EIB.
Operation and Funding Requirements
As part of our capital allocation strategy, we expect to continue to incur significant and increasing operating expenses for the foreseeable future. We anticipate that our expenses will increase substantially if and as we and our collaborators:
•continue or expand our research or development of our programs in preclinical development;
•continue or expand the scope of our clinical trials for our product candidates;
•initiate additional preclinical, clinical, or other trials for our product candidates, including under our collaboration agreements;
•continue to invest in our immunotherapy platforms to conduct research to identify novel technologies;
•change or increase our manufacturing capacity or capability;
•change or add additional suppliers;
•add additional infrastructure to our quality control, quality assurance, legal, compliance and other groups to support our operations as a public company and our product development and commercialization efforts, including new and expanded sites globally;
•attract and retain skilled personnel;
•seek marketing approvals and reimbursement for our product candidates;

•develop our sales, marketing, and distribution infrastructure for our COVID-19 vaccine and any other products for which we may obtain marketing approval or emergency use authorization;
•seek to identify and validate additional product candidates;
•acquire or in-license other product candidates and technologies;
•acquire other companies;
•make milestone or other payments under any in-license agreements;
•maintain, protect, defend, enforce and expand our intellectual property portfolio; and
•experience any delays or encounter issues with any of the above.
We are a party to license and research and development agreements with universities and other third parties, as well as patent assignment agreements, under which we have obtained rights to patents, patent applications and know-how. We enter into contracts in the normal course of business with CROs for clinical trials, clinical and commercial supply manufacturing, with vendors for preclinical research studies and for other services and products for operating purposes. We work together with CMOs, who manufacture our product candidates and products and enter into lease agreements to lease laboratory, GMP manufacturing, storage and office spaces. Purchase obligations under our agreements to the extent that they are quantifiable and not cancellable have been considered when defining our guidance for future cash commitments. Most of the committed cash outflow in 2024 is related to lease payments amounting to €34.1 million and commitments under purchase agreements and contractual obligations amounting to €401.9 million. Further, we have lease payment obligation with an amount of €210.3 million and commitments under purchase agreements and contractual obligations of €1,473.6 million for the years 2025 and beyond.
We are subject to all of the risks related to the development and commercialization of pharmaceutical products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business.
Our future funding requirements, both near and long term, will depend on many factors, including, but not limited to:
•the initiation, progress, timing, costs, and results of preclinical or nonclinical studies and clinical trials for our product candidates;
•the amount and timing of revenues and associated costs from sales of our COVID-19 vaccine;
•the results of research and our other platform activities;
•the clinical development plans we establish for our product candidates;
•the terms of any agreements with our current or future collaborators, and the achievement of any milestone payments under such agreements to be paid to us or our collaborators;
•the number and characteristics of product candidates that we develop or may in-license;
•the outcome, timing and cost of meeting regulatory requirements established by the FDA, the EMA and other comparable regulatory authorities;
•the cost of filing, prosecuting, obtaining, maintaining, protecting, defending and enforcing our patent claims and other intellectual property rights, including actions for patent and other intellectual property infringement, misappropriation and other violations brought by third parties against us regarding our product candidates or actions by us challenging the patent or intellectual property rights of others;
•the effect of competing technological and market developments, including other products that may compete with one or more of our product candidates;
•the cost and timing of completion and further expansion of clinical and commercial scale manufacturing activities sufficient to support all of our current and future programs;
•the cost of establishing sales, marketing, and distribution capabilities for any product candidates for which we may receive marketing approval and reimbursement in regions where we choose to commercialize our products on our own; and
•the terms of any ADS repurchases we make.

C. Research and Development, Patents and Licenses, etc.
Full details of our research and development activities and expenditures are given in Item 4 and under the description of the “Operating Results” in this Item 5 within this Annual Report.
D. Trend Information
See the description of “Operating Results” in this Item 5, “Business Overview” in Item 4 and “Risk Factors” in Item 3 within this Annual Report.
E. Critical Accounting Estimates
For a discussion of our Significant Accounting Judgments, Estimates and Assumption please refer to Note 3 to our consolidated financial statements included elsewhere in this Annual Report.
F. Comparison of the year ended December 31, 2022 and the year ended December 31, 2021
For a discussion of our operating results for the year ended December 31, 2021 and a comparison of the years ended December 31, 2022, and 2021 please refer to Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2022.
Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
Management Board (Vorstand)
On May 3, 2023, our Supervisory Board expanded our Management Board by appointing James Ryan as Chief Legal Officer (CLO), effective as of September 1, 2023. As CLO, James Ryan heads up our legal department and is responsible for developing and leading the Company’s corporate legal strategy to promote and protect BioNTech’s global operations. His current appointment to our Management Board will end on August 30, 2027.
The following table sets forth the names and functions of the current members of our Management Board, their ages as of December 31, 2023 and their terms:

Name	Age	Term Expires	Position
Prof. Ugur Sahin, M.D.	58	2026	Chief Executive Officer
Jens Holstein	60	2025	Chief Financial Officer
Sean Marett	58	2024(2)	Chief Business Officer and Chief Commercial Officer
Sierk Poetting, Ph.D.	50	2026	Chief Operating Officer
Ryan Richardson	44	2026	Chief Strategy Officer
James Ryan, Ph.D.(1)	48	2027	Chief Legal Officer
Prof. Özlem Türeci, M.D.	56	2025	Chief Medical Officer
(1)    Appointed effective as of September 1, 2023.
(2)    Sean Marett will retire as planned from the Management Board of BioNTech as of June 30, 2024. He will continue as a specialist advisor to the Company at least until the end of the year 2024.
The business address of the members of our Management Board is the same as our business address: An der Goldgrube 12, D-55131 Mainz, Germany.
The following is a brief summary of the business experience of the members of our Management Board:
Prof. Ugur Sahin, M.D. co-founded BioNTech in 2008 and has served as our Chief Executive Officer since that time. He is a physician, immunologist and leader in the development of novel approaches to fight cancer and infectious diseases. Ugur Sahin is one of the world’s foremost experts on messenger ribonucleic acid (mRNA) medicines. He has pioneered several fundamental breakthroughs enabling the development of mRNA vaccines and other types of immunotherapies. He initiated and oversaw “Project Lightspeed,” the historic development of the first mRNA vaccine for COVID-19, moving from lab and clinical testing to conditional approval within an unprecedented 11-month period. He also leads BioNTech’s research and development of neoantigen specific as well as non-neoantigen specific mRNA cancer vaccines, which can be individually tailored and produced on demand according to the profile of non-synonymous mutations identified by next-generation sequencing in patients’ tumors. Ugur Sahin is co-inventor of more than 500 filed patents applications and patents. His academic credentials include serving as a Full Professor in Translational Oncology & Immunology at Johannes Gutenberg University in Mainz, Germany, where he was the supervisor of more than 50 Ph.D. students. He also holds the role of Chairman of the Scientific Management Board of the Helmholtz Institute for Translational Oncology (HI-TRON). Based on his contributions to scientific discovery, Ugur Sahin has received numerous awards and recognitions, including the German Sustainability Award, the Mustafa Prize, and the German Cancer Award. He is married to Özlem Türeci.
Jens Holstein is our Chief Financial Officer. Prior to joining BioNTech in 2021, Jens was CFO of dual-listed MorphoSys AG (Nasdaq/FWB: MOR) where he was instrumental in building a fully integrated biopharmaceutical company. Before joining MorphoSys in 2011, Jens Holstein served in multiple CFO positions as well as general management roles within the Fresenius SE Group. He served as Regional CFO for the region EME (Europe/Middle East) and as Managing Director of Fresenius Kabi Deutschland GmbH. From 2006 to 2010, he was Regional CFO of Fresenius Kabi Asia Pacific Ltd., based in Hong Kong. Prior to this appointment, Jens Holstein was Managing Director of Fresenius ProServe GmbH, and CFO and Labor Director of the company’s subsidiary Wittgensteiner Kliniken AG. Earlier positions within Fresenius included General Manager of hospitalia care GmbH, Commercial Manager of the Projects & Service business unit of Fresenius AG and Commercial Manager of hospitalia international GmbH. Jens Holstein also spent several years in the consulting industry, including in M&A with positions in Frankfurt and London. Jens Holstein holds a Diploma in Business Administration from the University of Münster, Germany. He is also a non-executive member of the board of directors at global genomic diagnostics company Veracyte Inc.
Sean Marett is our Chief Business Officer and Chief Commercial Officer. He joined BioNTech in 2012. Prior to that, he worked in global strategic and regional marketing and sales roles at GlaxoSmithKline (NYSE: GSK) in the United States and Pfizer (NYSE: PFE) in Europe, before taking business development executive roles at Evotec (Nasdaq: EVO; FWB: EVT) and Lorantis. He has successfully executed complex licensing transactions with large pharmaceutical companies, negotiated M&A transactions and raised finance from investors. Sean Marett built and ran a contract clinical manufacturing organization with operations across Europe and the United States for over half a decade for the contract manufacturer NextPharma. Sean Marett has been Chairman of PHMR Ltd, a company specializing in market access and pharmaceutical reimbursement, since 2017. He previously held non-executive directorship of KWS BioTest Ltd (successfully sold to Charles River) from 2011 until 2018 and was a member of the investment committee of Mann BioInvest Ltd, a fund dedicated to biotechnology and pharmaceutical company investments from 2013 until 2016. He holds a BSc (Hons) in Biochemistry from Kings College London and an MBA from Manchester Business School.
Sierk Poetting, Ph.D. is our Chief Operating Officer. He joined BioNTech in September 2014 from Novartis (NYSE: NV), where he served in various positions from May 2012 to August 2014 as Vice President and Chief Financial Officer for the Sandoz Division in North America. Sierk Poetting started his career as a consultant with McKinsey & Company. A German citizen, Sierk Poetting holds a Master of Science in Optical Sciences from the University of Arizona and a Ph.D. in Physics from the Ludwig-Maximilians University in Munich.
Ryan Richardson is our Chief Strategy Officer. He brings more than 20 years of experience in the healthcare and finance industries to BioNTech. Ryan joined BioNTech in 2018 as Senior Vice President, Corporate Development & Strategy and was appointed to Chief Strategy Officer and a Member of the Management Board in 2020. Prior to joining BioNTech, Ryan Richardson was an Executive Director in the Global Healthcare Investment Banking team at J.P. Morgan in London, where he advised companies in the biotech and life sciences industry on cross-border M&A, equity and debt capital financings. Earlier in his career, Ryan Richardson worked as a Management Consultant to biopharmaceutical companies in the United States and Europe, focusing on a wide range of strategic and operational projects in the areas of commercial strategy, pricing and market access, new product planning, and R&D transformation. Ryan has also worked as a Health Economist at IMS Health in London. Ryan was the recipient of the 2018 Eisenhower Zhi Xing Fellowship to China, and the 2005-6 Robert R. Bosch Fellowship to Germany. Ryan Richardson holds an International MBA from the University of Chicago Booth School of Business, an MSc from the London School of Economics, and a BS in Biology from the University of Kansas.
James Ryan, Ph.D., is our Chief Legal Officer. He brings nearly 20 years of global legal and IP expertise in the pharmaceutical industry to BioNTech. James Ryan joined the Company in 2018 as General Counsel and Senior Vice

President Legal & IP and was appointed to Chief Legal Officer and a Member of the Management Board in 2023. He has guided BioNTech through a wide range of key business, IP and transactional activities, mergers and acquisitions, strategic collaborations and equity capital markets transactions, including the Company’s IPO in 2019. James Ryan and his teams played a pivotal role in the successful development of the Pfizer-BioNTech COVID-19 vaccine, supporting every legal aspect of the program, its launch and commercialization. Prior to joining BioNTech, he established the legal group of GW Pharmaceuticals (NASDAQ: GWPH), where he also served as Head of Legal Affairs. Earlier in his career, James Ryan worked for a number of UK and U.S. law firms, including Special Counsel at Covington & Burling LLP, where he specialized in commercial and strategic transactions with a focus on companies in the life sciences sector. James has a Ph.D. in epigenetics from the University of St Andrews, is a member of the Law Society of England & Wales, and is a member of the Law Society of Ireland.
Prof. Özlem Türeci, M.D., Co-founder and Chief Medical Officer of BioNTech, is a physician, immunologist, and cancer researcher with translational and clinical experience. She has helped lead the discovery of cancer antigens, the development of mRNA-based individualized and off-the-shelf vaccine candidates and other types of immunotherapies which are currently in clinical development. Özlem Türeci leads the clinical development of BioNTech’s “Project Lightspeed”, the company’s successful effort to develop and distribute an mRNA-based vaccine against COVID-19, a historic achievement completed in less than one year. Özlem Türeci previously served as CEO and Chief Medical Officer of Ganymed Pharmaceuticals AG, which she co-founded with Ugur Sahin and Christoph Huber. She is also a professor for Personalized Immunotherapy at the University Medical Center Mainz and the Helmholtz Institute for Translational Oncology Mainz (HI-TRON) and currently serves as President of the Association for Cancer Immunotherapy (CIMT) in Germany. She is a recipient of the German Sustainability Award, among other notable recognitions. Özlem Türeci is married to Ugur Sahin.
Supervisory Board (Aufsichtsrat)
In 2023, the term of office of the Supervisory Board members Ulrich Wandschneider, Christoph Huber, and Michael Motschmann, who were elected by the shareholders at the Annual General Meeting (AGM) on September 17, 2018, ended at the close of the Annual General Meeting on May 25, 2023. As part of the 2023 AGM, Ulrich Wandschneider and Michael Motschmann were re-elected as Supervisory Board members. In addition, Nicola Blackwood was appointed to our Supervisory Board. She succeeded Christoph Huber, who left the Supervisory Board after reaching the applicable retirement age limit. Ulrich Wandschneider’s, Nicola Blackwood’s and Michael Motschmann’s current appointment to our Supervisory Board will end at the AGM in 2027.
The following table sets forth the names and functions of the members of our Supervisory Board during 2023, their ages as of December 31, 2023, their terms (which expire on the date of the relevant year’s general shareholders’ meeting) and their principal occupations outside of our Company:

Name	Age	Term Expires	Principal Occupation
Helmut Jeggle (Chair Supervisory Board)	53	2026	Managing partner and entrepreneurial venture capital investor of Salvia GmbH (Supervisory Board member 4SC AG, AiCuris AG, APK AG and Tonies SE)
Ulrich Wandschneider, Ph.D. (Deputy Chair Supervisory Board)	62	2027	Managing director of beebusy capital GmbH and independent consultant to companies in the lifescience and healthcare sector
Baroness Nicola Blackwood(1)	44	2027	Managing Director and Chairman of Oxford University Innovations Limited (Equity Partner, ReCode Health Ventures LLC, Board Trustee and Director of the Alan Turing Institute, Chair of the Board of Genomics England Limited)
Prof. Christoph Huber, M.D.(2)	79	2023	Professor emeritus at the Johannes-Gutenberg University Mainz (Deputy Chair of the Supervisory Board Tirol Kliniken GmbH)
Prof. Anja Morawietz, Ph.D.	46	2026	Certified Public Accountant and Management Consultant, Professor of External Accounting and General Business Administration at the Nuremberg University of Applied Sciences Georg Simon Ohm
Michael Motschmann	66	2027	Member of the Management Board and head of equity investments of MIG Capital AG (Supervisory Board member AFFiRiS AG, APK AG, HMW-Emissionshaus AG and HMW-Innovations AG)
Prof. Rudolf Staudigl, Ph.D.	69	2026	Independent consultant (member of the Supervisory Board of TÜV Süd Aktiengesellschaft, member of the Supervisory Board of Groz-Beckert KG (Deputy Chair))
(1)    Appointed effective as of May 25, 2023.
(2)    Supervisory Board member until May 25, 2023.
The business address of the members of our Supervisory Board is the same as our business address: An der Goldgrube 12, D-55131 Mainz, Germany.
The following is a brief summary of the prior business experience of the members of our Supervisory Board (including Christoph Huber, who left the Supervisory Board after reaching the applicable retirement age limit):
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
Ulrich Wandschneider, Ph.D. has served as a member of our Supervisory Board since 2018. He has more than 20 years of experience in the healthcare sector as a manager in the operative business and as a member of boards and committees. He was a Partner at Arthur Andersen until 2002 and at Deloitte from 2002 to 2004 in the healthcare and life science sector for many years. From 2004 to 2016 Ulrich Wandschneider served as Chief Executive Officer first of Mediclin AG later of Asklepios Kliniken GmbH & Co. KGaA. In addition to BioNTech SE, he is part of the Supervisory

Board of Marienhaus GmbH, Chairman of the Board of Trustees of Oberberg GmbH, Chairman of the Advisory Board of Argentum Pflege Holding GmbH, Panorama Fachklinik GmbH and SmileEyes GmbH and a member of the Advisory Board of Creative Balloons GmbH.
Baroness Nicola Blackwood has served as a member of our Supervisory Board since May 25, 2023. She has been Chair of Genomics England since 2020 and Chair of Oxford University Innovation since 2021. She is a member of the House of Lords, the upper chamber of the Parliament of the United Kingdom (UK). Blackwood was elected Member of Parliament for Oxford West and Abingdon 2010 to 2017 and served as Minister for Innovation at the UK Department of Health and Social Care from 2016 to 2017 and 2019 to 2020 where she led on life sciences, NHS data and digital transformation and global health security. Among other roles, she was Chair of the technical regulator, the Human Tissue Authority, as well as a Chair of the UK House of Commons Science and Technology Select Committee and a member of the House of Lords Science and Technology Select Committee. Nicola Blackwood was educated at Trinity College of Music, London, St Anne’s College, Oxford, and Emmanuel College, Cambridge.
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
Prof. Anja Morawietz, Ph.D. has served as a member of our Supervisory Board since 2022. She has been a professor of external accounting and general business administration at the Nuremberg University of Applied Sciences Georg Simon Ohm since 2015. Her research areas are international and national accounting, current developments in corporate governance and sustainability reporting. She also works as a freelance auditor, particularly in audit-related consulting. Previously, she worked for ten years for auditing company KPMG AG, where she conducted audits of annual and consolidated financial statements and advised clients on accounting and regulatory issues. After training as a bank clerk at Norddeutsche Landesbank in Hanover, Anja Morawietz studied business administration at Goethe University in Frankfurt am Main, where she also completed her doctorate as an external doctoral candidate.
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

B. Compensation
Compensation of Our Supervisory Board Members
The compensation system of our Supervisory Board as included in our Articles of Association is structured as 100% fixed compensation. The compensation system for Supervisory Board members for 2023 was retained from 2022.
Pursuant to Sec. 113 para. 3 AktG, as amended by the Act Implementing the Second Shareholder Rights Directive, the Annual General Meeting of a listed company must pass a resolution on the compensation of the members of the Supervisory Board at least every four years.
The members of the Supervisory Board receive an annual compensation of €70,000, the Chair €210,000 and the Vice Chair €105,000. The Chair of the Audit Committee receives an additional annual compensation of €30,000. The respective

Chair of another committee receives an additional annual compensation of €15,000. An ordinary committee member receives an additional annual remuneration of €5,000 per committee.
All members of the Supervisory Board are reimbursed for their expenses.

in thousands €	Helmut Jeggle	Ulrich Wandschneider, Ph.D.	Baroness Nicola Blackwood(1)	Prof. Christoph Huber, M.D.(2)	Prof. Anja Morawietz, Ph.D.	Michael Motschmann	Prof. Rudolf Staudigl, Ph.D.
	Chair	Vice Chair
Base Compensation
2023	210	105	42	28	70	70	70
2022	210	105	—	70	35	70	35
Committee Compensation
2023	16	9	4	2	35	10	20
2022	15	35	—	10	—	25	—
Total
2023	226	114	46	30	105	80	90
2022	225	140	—	80	35	95	35
(1)    Nicola Blackwood was appointed to the Supervisory Board by the Annual General Meeting on May 25, 2023.
(2)    Christoph Huber served as a member of our Supervisory Board from 2008 and left the Supervisory Board on May 25, 2023 after reaching the retirement age limit.
Members of the Supervisory Board who are only members of the Supervisory Board or committees, or who chair or vice-chair the Supervisory Board or the Audit Committee or another committee, for part of the financial year receive the respective compensation on a pro-rata basis.
Hence, the compensation of the Supervisory Board members who either left or joined in 2023, namely Christoph Huber and Nicola Blackwood, was paid on a pro-rata basis with respect to their departure or appointment at our AGM on May 25, 2023. In addition, compensation was paid to the members of the Product Committee with effect from the date of its establishment as of October 1, 2023.
If the reimbursement of expenses or the compensation is subject to value-added tax, the value-added tax shall be paid in addition.
The Supervisory Board members are included in our D&O liability insurance and are co-insured at our expense.
The current appointments of our Supervisory Board will end with the Annual General Meeting during the respective year set forth below:
•Helmut Jeggle: 2026
•Ulrich Wandschneider: 2027
•Nicola Blackwood: 2027
•Anja Morawietz: 2026
•Michael Motschmann: 2027
•Rudolf Staudigl: 2026
Compensation of the Members of Our Management Board
We have entered into agreements with all current members of our Management Board.

We believe that the agreements between us and the members of our Management Board provide for payments and benefits (including upon termination of employment) that are in line with customary market practice.
The following sets forth the termination dates of the current service agreements of our Management Board:
•Prof. Ugur Sahin, M.D.: December 31, 2026
•Jens Holstein: June 30, 2025
•Sean Marett: December 31, 2024
•Sierk Poetting, Ph.D.: November 30, 2026
•Ryan Richardson: December 31, 2026
•James Ryan, Ph.D.: August 31, 2027
•Prof. Özlem Türeci, M.D.: May 31, 2025
Effective January 1, 2023, Ugur Sahin’s annual fixed compensation was increased to €700,000 from €360,000 as part of an annual compensation review to ensure competitive compensation comparable to that of companies in a comparable sector and relevant peer group. Jens Holstein’s effective annual fixed compensation was €550,000 during each of the years ended December 31, 2023 and 2022. Effective April 1, 2022, Sean Marett’s annual fixed compensation was increased from €400,000 to €550,000. Hence, during the years ended December 31, 2023 and 2022, his effective annual fixed compensation amounted to €550,000 and €512,500, respectively. Sierk Poetting’s effective annual fixed compensation amounted to €550,000, respectively, during the years ended December 31, 2023 and 2022. Effective as of his appointment to the Management Board as of September 1, 2023, James Ryan’s annual fixed compensation was €550,000. His compensation is partly paid in the U.K. (in GBP) by the Company's subsidiary, BioNTech UK Limited, and partly in Germany (in Euro). During the year ended December 31, 2023, his effective annual fixed compensation as a Management Board member amounted to €183,333. Ryan Richardson’s annual fixed compensation was increased from €340,000 to €550,000 leading to the respective effective annual fixed compensation during the years ended December 31, 2023 and 2022. Effective March 1, 2022, Özlem Türeci’s annual fixed compensation was increased from €360,000 to €550,000. Hence, during the years ended December 31, 2023 and 2022, her effective annual fixed compensation amounted to €550,000 and €518,333, respectively. The increase in the fixed compensation payable to Sean Marett, Ryan Richardson and Özlem Türeci increased to €550,000 to align with the fixed compensation payable to Jens Holstein under his 2021 service agreement, which was considered necessary and in the Company's interest to retain our existing Management Board members. All of the Management Board members’ activities for BioNTech Group companies are compensated by their base compensation of €550,000 and in the case of Ugur Sahin, €700,000. Management Board’s service agreements also include a short-term incentive compensation component, which is an annual performance-related bonus for the years of their respective service periods. During the year ended December 31, 2022, the maximum short-term incentive compensation for each of Ugur Sahin, Jens Holstein, Sean Marett, Sierk Poetting, Ryan Richardson and Özlem Türeci was €180,000; €300,000; €300,000; €300,000; €170,000; and €300,000, respectively, which, considering the 2022 target achievement of 85%, led to respective annual bonus amounts of €153,000; €255,000; €255,000; €255,000; €144,500; and €255,000. Following the extension of their respective service agreements and in line with the changes in their annual fixed compensation, the maximum short-term incentive compensation for Ugur Sahin and Ryan Richardson was increased to €350,000 and €300,000 respectively. Following his appointment to the Management Board as of September 1, 2023, the maximum short-term compensation for James Ryan was defined on a pro-rata basis and amounted to €100,000 for the year ended December 31, 2023. Based on the 2023 target achievement of 90%, the annual bonus amounts for Ugur Sahin, Jens Holstein, Sean Marett, Sierk Poetting, Ryan Richardson, James Ryan and Özlem Türeci for the year ended December 31, 2023 amounted to €315,000; €270,000; €270,000; €270,000; €270,000; €90,000; and €270,000, respectively.
The payout amount of the short-term incentive compensation depends on the achievement of certain financial and non-financial performance criteria of the Group in a particular financial year, which goals are set uniformly for all members of the Management Board. The Supervisory Board exercises reasonable discretion in determining whether such criteria have been achieved. 50% percent of the compensation is paid following determination of the actual achievement of the performance targets (first installment), with the remaining amount payable one year after such determination, subject to adjustment relative to the performance of the price of the American Depositary Shares representing our ordinary shares during that year (second installment).

Our Management Board’s service agreements provide for long-term incentive compensation (Management Board Grant - LTI) through an annual grant of options to acquire BioNTech shares during their respective service periods. The options granted each year are subject to the terms and conditions of the respective authorizations of the Annual General Meeting creating our Employee Stock Ownership Plan (ESOP) and the applicable option agreements thereunder. During the year ended December 31, 2022, the number of options granted to Ugur Sahin, Jens Holstein, Sean Marett, Sierk Poetting, Ryan Richardson and Özlem Türeci was calculated based on a target value of €750,000; €550,000; €550,000; €550,000; €280,000; and €550,000, respectively. Beginning on January 1, 2023, the target for the number of options to be granted each year for Ugur Sahin and Ryan Richardson was increased to a value of €1,050,000 and €550,000, respectively, as part of an annual compensation review to ensure competitive compensation. As a result, the number of options granted to Ugur Sahin, Jens Holstein, Sean Marett, Sierk Poetting, Ryan Richardson and Özlem Türeci was calculated based on a target value of €1,050,000; €550,000; €550,000; €550,000; €550,000; and €550,000, respectively. The service agreement with James Ryan provides that granted options will generally be calculated based on a target value of €550,000. However, as the annual grant is generally made in the first half of the year, no LTI was granted for the period from his appointment on September 1, 2023 to December 31, 2023.
Taking the requirements of Sec. 87a para. 1 AktG into account, the Supervisory Board adopted a compensation system for the members of the Management Board on May 7, 2021. The compensation system was approved by the Annual General Meeting on June 22, 2021 and has become effective in connection with the entry into or extension of service agreements or the initiation of specific compensation components.
The comprehensive compensation system as approved by the Annual General Meeting on June 22, 2021 includes specific provisions with respect to benefits upon termination and is available online on our website at www.biontech.com. The information and other content appearing on our website are not incorporated by reference into this Annual Report and our website address is included in this report as an inactive textual reference only.

During the years ended December 31, 2023, and 2022, the aggregated remuneration for members of our Management Board amounted to 8.3 million and 15.0 million, respectively.

in thousands €	Prof. Ugur Sahin, M.D.	Jens Holstein(2)	Sean Marett	Sierk Poetting, Ph.D.	Ryan Richardson	James Ryan, Ph.D.(3)	Prof. Özlem Türeci, M.D.

Fixed compensation(1)
2023	700	550	550	550	550	183	550
2022	360	550	513	550	340	—	518
Fringe benefits(4)
2023	6	5	12	5	26	—	—
2022	6	7	8	4	27	—	—
Short-term incentive – first installment
2023	158	135	135	135	135	45	135
2022	77	128	128	128	72	—	128
Short-term incentive – second installment(5)
2023	291	39	56	90	247	156	74
2022	3	188	141	235	4	—	183
Other variable compensation
2023	—	600(7)	—	—	—	180(6)	—
2022	—	—	60	—	—	—	—
Share-based payments (incl. long-term incentive)(8)
2023	1,901	(10)	(620)	41	452	284	55
2022	5,866	863	1,507	1,550	69	—	809
Total
2023	3,056	1,319	133	821	1,410	848	814
2022	6,312	1,736	2,357	2,467	512	—	1,638
(1)    For James Ryan, a part of the fixed compensation was paid by BioNTech UK Limited, a subsidiary of BioNTech SE. Approximately 30% of his total compensation is attributable to his position as a member of the Management Board and approximately 70% is attributable to his position as a director of BioNTech UK Limited.
(2)    Jens Holstein was appointed to the Management Board as Chief Financial Officer (CFO) effective as of July 1, 2021. As of his appointment, the Supervisory Board granted Jens Holstein a one-time signing bonus €800,000 in the form of 4,246 phantom shares which are included in the share-based payments amounts. The phantom shares vest in four equal installments on July 1 of 2022, 2023, 2024, and June 30, 2025 but will only be settled in cash on July 1, 2025. The cash payment is subject to an effective settlement closing price cap. This means that the settlement closing price shall effectively be adjusted to ensure that the current price of an ADS as of the settlement date does not exceed 800% of the closing price applied when the award was initially granted. In addition, the total cash payment under the award shall not exceed €6.4 million.
(3)    James Ryan was appointed to the Management Board as Chief Legal Officer (CLO) effective as of September 1, 2023. His compensation for the year ended December 31, 2023 was granted on a pro-rata basis.
(4)    Includes social security, health and additional insurance, company bike and travel expenses. Other fringe benefits, e.g., costs for security services, which are integral to the performance of business duties, are not included in the amount.
(5)    The fair value of the second installment of the short-term incentive compensation which has been classified as a cash-settled share-based payment arrangement was determined pursuant to the regulations of IFRS 2 “Share-based Payments.” This table shows the pro-rata share of personnel expenses for the respective financial year that are recognized over the award’s vesting period beginning as of the service commencement date (date when entering or renewing service agreements) until each separate determination date and are remeasured until settlement date.

(6)    During the year ended December 31, 2023, as part of his appointment to the Management Board, James Ryan received a one-time signing cash payment in the amount of €180,000. The one-time signing cash payment provided compensation in lieu of participation in the LTI 2023 program, which was allocated before his appointment, and a pro-rata allocation for 2023 would not have been permitted under our current AGM authorizations, as ESOPs may only be issued within the first six months of each calendar year. Of this payment, James Ryan shall use 50% net of costs and expenses to purchase BioNTech shares on or before August 31, 2024 to further strengthen his long-term commitment.
(7)    During the year ended December 31, 2023, upon the recommendation of the Compensation, Nomination and Corporate Governance Committee, the Supervisory Board approved a special payment in the gross amount of €600,000 to Jens Holstein. The special payment was made to honor Jens Holstein’s contribution to the extraordinary financial performance of BioNTech and recognize his efforts to strengthen the Company’s long-term financial performance. Of this payment, Jens Holstein used €150,000 net of costs and expenses to purchase 1,620 BioNTech shares during the year ended December 31, 2023 to further strengthen his long-term commitment.
(8)    The fair value of the share-based payments was determined pursuant to the regulations of IFRS 2 “Stock-based Payments.” This table shows the pro-rata share of personnel expenses resulting from stock-based compensation for the respective financial year. It includes the share-based payment arrangements explained in footnote (1) and (2) and those explained in “Share-Based Payment Arrangements” in Note 16 to our consolidated financial statements included elsewhere in this Annual Report.

The table below provides an overview of the (phantom) share options and other share-based payment instruments granted to our Management Board which are outstanding as of December 31, 2023 - excluding future grants:

	Grant Date / Allocation Date	Number of Ordinary Shares Underlying Share Options / Number of Phantom Share Options (1)	Option Exercise Price (€)(11)	Earliest Option Exercise Date(9)	Option Expiration Date	Name of the Program
Prof. Ugur Sahin, M.D.	10/9/2019(2)	4,374,963	13.57	10/9/2023	10/9/2029	CEO Grant 2019
	2/13/2020(3)	97,420	27.86	2/13/2024	2/13/2030	LTI 2020(10)
	5/12/2021(4)	17,780	167.63	5/12/2025	5/12/2031	LTI 2021(10)
	5/31/2022(5)	19,997	137.65	5/31/2026	5/31/2032	LTI 2022(10)
	5/20/2023(6)	38,506	103.12	5/20/2027	5/20/2033	LTI 2023(10)
Jens Holstein	5/17/2021(4)	6,463	169.08	5/17/2025	5/17/2031	LTI 2021
	7/1/2021(8)	4,246	n/a(8)	7/1/2025(8)	n/a(8)	Signing Bonus
	5/31/2022(5)	14,664	137.65	5/31/2026	5/31/2032	LTI 2022(10)
	5/20/2023(6)	18,416	103.12	5/20/2027	5/20/2033	LTI 2023(10)
Sean Marett	11/15/2018	—	10.14	11/15/2022	11/15/2026	ESOP 2018
	2/13/2020(3)	7,112	27.86	5/12/2025	5/12/2031	LTI 2020(10)
	5/12/2021(4)	14,664	137.65	5/31/2026	5/31/2032	LTI 2021(10)
	5/31/2022(5)	14,664	137.65	31/05/2026	5/31/2032	LTI 2022(10)
	5/20/2023(6)	18,416	103.12	20/05/2027	5/20/2033	LTI 2023(10)
Sierk Poetting, Ph.D.	2/13/2020(3)	38,968	27.86	2/13/2024	2/13/2030	LTI 2020(10)
	5/12/2021(4)	7,112	167.63	5/12/2025	5/12/2031	LTI 2021(10)
	5/31/2022(5)	14,664	137.65	5/31/2026	5/31/2032	LTI 2022(10)
	5/20/2023(6)	18,416	103.12	5/20/2027	5/20/2033	LTI 2023(10)
Ryan Richardson	2/13/2020(3)	33,772	27.86	2/13/2024	2/13/2030	LTI 2020(10)
	5/12/2021(4)	6,163	167.63	5/12/2025	5/12/2031	LTI 2021(10)
	5/31/2022(5)	7,465	137.65	5/31/2026	5/31/2032	LTI 2022(10)
	5/20/2023(6)	18,416	103.12	5/20/2027	5/20/2033	LTI 2023(10)
James Ryan, Ph.D.(7)	12/15/2020	1,163	n/a	12/15/2024	n/a	LTI 2020 (EEP)
	12/10/2021	313	n/a	12/10/2025	n/a	LTI 2021 (EEP)
	12/9/2022	740	n/a	12/9/2026	n/a	LTI 2022 (EEP)
	12/8/2023	750	n/a	12/8/2027	n/a	LTI 2023 (EEP)
Prof. Özlem Türeci, M.D.	2/13/2020(3)	38,968	27.86	2/13/2024	2/13/2030	LTI 2020(10)
	5/12/2021(4)	7,112	167.63	5/12/2025	5/12/2031	LTI 2021(10)
	5/31/2022(5)	14,664	137.65	5/31/2026	5/31/2032	LTI 2022(10)
	5/20/2023(6)	18,416	103.12	5/20/2027	5/20/2033	LTI 2023(10)
(1)    The 18-for-1 stock split of our ordinary shares, which became effective on September 18, 2019 upon registration with the commercial register (Handelsregister) is reflected in share amounts granted in advance.

(2)    Options vested in four equal installments on October 9 of 2020, 2021, 2022 and 2023. With the final installment vesting in 2023, the entire award became exercisable. As Ugur Sahin did not exercise in 2023, the options remain exercisable and can only be exercised during the exercise windows as defined by our ESOP.
(3)    Options vested in four equal installments on February 13 of 2021, 2022, 2023 and 2024, and are now exercisable following the expiry of the waiting period on February 13, 2024 and can only be exercised during the exercise windows as defined by our ESOP.
(4)    Options were issued as phantom share options and vest in four equal installments on May 12 of 2022, 2023, 2024 and 2025 for all Management Board members except Jens Holstein, and in the case of Jens Holstein, vest in four equal installments on May 17 of 2022, 2023, 2024 and 2025. The options will not become exercisable before the expiry of the waiting period on May 12, 2025 and May 17, 2025, respectively, and can only be exercised during the exercise windows as defined by our ESOP.
(5)    Options were issued as phantom share options and vest in four equal installments on May 31 of 2023, 2024, 2025 and 2026 for all Management Board members. The options will not become exercisable before the expiry of the waiting period on May 31, 2026 and can only be exercised during the exercise windows as defined by our ESOP.
(6)    Options vest in four equal installments on May 20 of 2024, 2025, 2026 and 2027. The options will not become exercisable before the expiry of the waiting period on May 20, 2027 and can only be exercised during the exercise windows as defined by our ESOP.
(7)    As James Ryan was not part of the Management Board at the time the 2023 LTI award was allocated, he did not receive any options under the ESOP. Prior to his appointment to the Management Board, RSUs were granted to him under the BioNTech 2020 Employee Equity Plan (EEP). RSUs issued under the LTI 2020 (EEP), LTI 2021 (EEP), LTI 2022 (EEP) and LTI 2023 (EEP) programs vest annually in equal installments over four years commencing in December 2020, December 2021, December 2022 and December 2023 respectively and will be settled after a waiting period of four years.
(8)    In connection with Jens Holstein’s appointment to the Management Board as Chief Financial Officer (CFO) on July 1, 2021, the Supervisory Board granted him a one-time signing bonus of €800,000 in the form of 4,246 phantom shares. The phantom shares vest in four equal installments on July 1 of 2022, 2023, 2024 and June 30, 2025 but will only be settled in cash on July 1, 2025. The cash payment is subject to an effective settlement closing price cap. This means that the settlement closing price shall effectively be adjusted to ensure that the current price of an ADS as of the settlement date does not exceed 800% of the cash payment, which in respect of all phantom shares shall not exceed €6.4 million.
(9)    Indicates end of the respective waiting periods, additional restrictions with respect to exercise windows may apply.
(10)    Management Board Grant (Long-Term Incentive) in the respective years.
(11)    All options are subject to an effective exercise price cap. This means that the exercise price shall effectively be adjusted to ensure that the current price of an ADS as of the exercise does not exceed 800% of the exercise price. With respect to the ESOP 2018 Program and the CEO Grant 2019, the maximum economic benefit receivable in respect of any exercised option is capped at $240.00, with the effective exercise price being capped at a Euro amount equivalent to $30.00. With respect to the LTI 2020, the maximum economic benefit receivable in respect of any exercised option is capped at $246.24, with the effective exercise price being capped at a Euro amount equivalent to $30.78. With respect to the phantom share options issued under the LTI 2021 and 2022 as well as the options issued under the LTI 2023 programs, the maximum compensation that the Management Board members are entitled to receive under such programs, together with other compensation components received by each such board member in the respective grant year, shall not exceed €20.0 million for Ugur Sahin as Chief Executive Officer (CEO) and €10.0 million for all other Management Board members.
Share-Based Payment Arrangements
Management Board Grant (Long-Term Incentive)
Our Management Board’s service agreements provide for long-term incentive compensation (Management Board Grant - LTI) through an annual grant of options to acquire BioNTech shares during their respective service periods.
The allocation of the number of issued options in 2020 occurred in February 2020. In May 2021 and May 2022, the Management Board received phantom options equivalent to the number of options the Management Board members would have been entitled to receive for 2021 and 2022. During 2023, options were granted in May 2023.
For the awards allocated as of February 13, 2020; May 12, 2021; May 17, 2021; May 31, 2022 and May 20, 2023, the exercise prices are $30.78 (€27.86); $185.23 (€167.63); $186.83 (€169.08); $152.10 (138)and $113.94 (€103.12) respectively (all amounts calculated as of December 31, 2023 using the foreign exchange rate as published by the German Central Bank (Deutsche Bundesbank)).
All options are subject to an effective exercise price cap, which means that the exercise price shall be adjusted to ensure that the current price of an ADS as of the exercise date does not exceed 800% of the exercise price. With respect to the LTI 2020, the maximum economic benefit receivable in respect of any exercised option is capped at $246.24, with the effective exercise price being capped at a Euro amount equivalent to $30.78. With respect to the phantom share options issued under the LTI 2021 and 2022 as well as the options issued under the LTI 2023 programs, the maximum compensation that the Management Board members are entitled to receive under such programs, together with other compensation components received by each such board member in the respective grant year, shall not exceed €20.0 million for Ugur Sahin as Chief Executive Officer (CEO) and €10.0 million for all other Management Board members.
The options vest annually in equal installments over four years commencing on the first anniversary of the allocation date and become exercisable four years after the allocation date. The vested options can only be exercised if each of the following performance criteria has been achieved: (i) at the time of exercise, the current price is equal to or greater than the threshold amount (that is, the exercise price, provided that such amount increases by seven percentage points on each anniversary of the allocation date); (ii) at the time of exercise, the current price is at least equal to the target price (that is, (a) for the twelve-month period starting on the fourth anniversary of the allocation date, $8.5 billion divided by the total number of the ordinary shares outstanding immediately following the initial public offering (other than ordinary shares owned by BioNTech), and (b) for each twelve-month period starting on the fifth or subsequent anniversary of the allocation date, 107% of the target share price applicable for the prior twelve-month period); and (iii) the closing price for the fifth trading day prior to the start of the relevant exercise window is higher than the exercise price by at least the same percentage by which the Nasdaq Biotechnology Index or a comparable successor index as of such time is higher than such index was as of the last trading day before the allocation date. Following the expiry of the waiting period, option rights may be exercised during the exercise windows as set out in the ESOP agreement. The option rights can be exercised up to ten years after the allocation date. If they have not been exercised by that date, they will be forfeited without compensation.
Chief Executive Officer Grant
In September 2019, we granted Ugur Sahin an option to purchase 4,374,963 of our ordinary shares, subject to his continuous employment with us. The exercise price per share of each option is $15.00 (€13.57), being the public offering price from our initial public offering converted into Euros as of December 31, 2023, and which is subject to the effective exercise price cap and the maximum cap mechanism. Under the effective exercise price cap, the exercise price shall be adjusted to ensure that the current price of an ADS as of the exercise date does not exceed 800% of the exercise price. Under the maximum cap mechanism, the maximum economic benefit receivable in respect of any exercised option is capped at $240, with the effective exercise price being capped at a Euro amount equivalent to $30.00. Under this CEO Grant, the options vested annually in equal installments over four years commencing on the first anniversary of our initial public offering.
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
On October 9, 2023, with the final installment vesting, all 4,374,963 options became exercisable under the rules of the ESOP and the ESOP agreement. During the year ended December 31, 2023, no options were exercised.
Employee Stock Ownership Plan
Based on an authorization of the general meeting on August 18, 2017, we established a share option program under which we granted selected employees options to receive our shares. The program is designed as an Employee Stock Ownership Plan, or ESOP. We offered participants a certain number of option rights by their explicit acceptance of an option rights agreement. The exercise of option rights in accordance with the agreement gives the participants the right to obtain shares against payment of the exercise price. With respect to the Management Board members serving at the time of allocation, the options are subject to the effective exercise price cap and maximum cap mechanisms. Under the exercise price cap, the exercise price shall be adjusted to ensure that the current price of an ADS as of the exercise date does not exceed 800% of the exercise price. Under the maximum cap mechanism, the maximum economic benefit receivable in respect of any exercised option, is capped at $240, with the effective exercise price being capped at a Euro amount equivalent to $30.00. Under the ESOP, the option rights (other than Özlem Türeci’s, and Ryan Richardson’s options) fully vest after four years and can be exercised if: (i) the waiting period of four years has elapsed; and (ii) at the time of exercise, the average closing price of the shares of the Company or the average closing price of the right or certificate to be converted into an amount per share on the previous ten trading days preceding the exercise of the option right exceeds the strike price by a minimum of 32%, with this percentage increasing by eight percentage points as of the fifth anniversary of the respective issue date and as of each subsequent anniversary date. Following the expiry of the waiting period, option rights may be exercised within a period of four weeks from the date of the Annual General Meeting or the publication of the annual financial statements, the semi-annual report or our most recent quarterly report or interim report (exercise windows). The option rights can be exercised up to eight years after the allocation date. If they have not been exercised by that date, they will be forfeited without compensation.
By way of a shareholders’ resolution of the general meeting on August 19, 2019, the authorization to issue such option rights was amended such that, in order for the options to be exercisable, the average closing price of the Company’s shares or the average closing price of the right or certificate to be converted into an amount per share on the ten trading days immediately preceding the exercise must exceed the strike price by a minimum of 28%, with this percentage increasing by seven percentage points as of the fifth anniversary of the issue date and as of each subsequent anniversary date. Furthermore, in addition to the aforementioned requirements, the exercise is only possible if the share price (calculated by reference to the price of the ordinary share underlying the ADS) has performed similar to or better than the Nasdaq Biotechnology Index. The changes made do not affect option rights already issued.
In September 2022, the Supervisory Board determined the ESOP settlement by the delivery of treasury shares (in the form of ADSs) equal to the net value of the exercised option rights after deduction of (i) the exercise price and (ii) the applicable wage taxes (including solidarity surcharge thereon and church tax, if applicable) and social security contributions resulting from such exercise. The settlement was applied during the exercise windows in 2022 and 2023.
Out of the 5,152,410 option rights granted to our Management Board under the ESOP 2018 program 4,921,630 options were exercised during the year ended December 31, 2022. The remaining 230,780 option rights were exercised by Sean Marett in May 2023. As of December 31, 2023, no further options issued to our Management Board members are outstanding.
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
In carrying out their duties, the members of both boards must take into account a broad range of considerations when making decisions, including our interests and the interests of our shareholders, employees, creditors and, to a limited extent, the general public, while respecting the rights of our shareholders to be treated on equal terms. Additionally, the Management Board is responsible for implementing an appropriate and effective internal control system and risk management system with regard to the scope of business activities and the risk situation of the Company.
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
As we are not subject to co-determination, the members of our Supervisory Board are all elected by the shareholders’ meeting in accordance with the provisions of the SE Regulation and the German Stock Corporation Act (Aktiengesetz). German law does not require the majority of our Supervisory Board members to be independent and neither our Articles of Association (Satzung) nor the rules of procedure for our Supervisory Board provide otherwise. As per our Supervisory Board’s assessment, an appropriate number of shareholder representatives on the Supervisory Board (i.e. the entire Supervisory Board) are independent if the Supervisory Board has two independent members. The Supervisory Board considers Helmut Jeggle and Michael Motschmann to be independent irrespective of the fact that they will soon have been members of the Supervisory Board for a period of more than 14 years. As stated in the declaration to the German Corporate Governance Code, or the Corporate Governance Code, (Entsprechenserklärung) published by the Company on February 27, 2024 pursuant to Section 161 para. 1 of the German Stock Corporation Act (Aktiengesetz), which in accordance with the Corporate Governance Code is issued in connection with the Declaration pursuant to Section 315d in conjunction with Section 289f of the German Commercial Code (HGB), the length of membership does not give rise to any fears of material conflicts of interest on the part of the members of the Supervisory Board and therefore does not stand in the way of their independence. However, the rules of procedure for our Supervisory Board provide that the Supervisory Board should have an independent member with expertise in the field of accounting, internal control processes and auditing. Ulrich Wandschneider, Anja Morawietz, Michael Motschmann and Rudolf Staudigl fulfill this role.
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
Our Supervisory Board elects a chairperson and a deputy chairperson from its members. The deputy chairperson exercises the chairperson’s rights and obligations whenever the chairperson is unable to do so. The members of our Supervisory Board have elected Helmut Jeggle as chairperson and Ulrich Wandschneider as deputy chairperson, each for the term of their respective membership on our Supervisory Board.
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
Resolutions of our Supervisory Board are passed by the vote of a simple majority of the votes cast unless otherwise required by law, our Articles of Association or the rules of procedure of our Supervisory Board. In the event of a tie, the chairperson of the Supervisory Board has the casting vote. Our Supervisory Board is not permitted to make management decisions, but in accordance with European and German law and in addition to its statutory responsibilities, it has determined that certain matters require its prior consent, including:
•entering into certain large transactions;
•creating or holding any interest in businesses (except wholly owned subsidiaries) or disposing of shares in businesses (except for a sale of JPT);
•issuing shares from authorized capital, unless the shares are issued pursuant to a redemption of stock appreciation rights; and
•acquiring treasury shares in return for valuable consideration.
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
Our Supervisory Board conducted a self-assessment for the year ended December 31, 2023. It covered all key aspects of the Supervisory Board’s work, including its committees, its composition, its competence profile, its main topics and its relationship with the Management Board. The results of the self-assessment have been evaluated and will subsequently be presented to the Supervisory Board. Based on the self-assessment, the Supervisory Board believes that it, its committees and the Management Board continue to operate at a professional and cooperative level. No fundamental need for change was identified.
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
The Supervisory Board has established an Audit Committee, a Compensation, Nominating, Governance Committee and a Capital Markets and Product Committee by resolution. The Product Committee was established as of October 1, 2023. Set forth in the table below are the members of the respective committees during the year ended December 31, 2023.

Name of Committee	Members
Audit Committee	Prof. Anja Morawietz, Ph.D. (Chair), Prof. Rudolf Staudigl, Ph.D and Ulrich Wandschneider, Ph.D.
Compensation, Nominating and Corporate Governance Committee	Prof. Rudolf Staudigl, Ph.D. (Chair), Baroness Nicola Blackwood (since May 25, 2023), Prof. Christoph Huber, M.D (until May 25, 2023) and Michael Motschmann.
Capital Markets Committee	Helmut Jeggle (Chair), Prof. Anja Morawietz, Ph.D. and Michael Motschmann
Product Committee (est. October 1, 2023)	Ulrich Wandschneider, Ph.D. (Chair), Baroness Nicola Blackwood and Helmut Jeggle
Audit Committee
Our Audit Committee for the year ended December 31, 2023 consisted of Anja Morawietz. (Chair), Rudolf Staudigl and Ulrich Wandschneider. The Audit Committee assists the Supervisory Board in overseeing the accuracy and integrity of our financial statements, our accounting and financial reporting processes and audits of our financial statements, the effective functioning of our internal control system, our risk management system, our compliance with legal and regulatory requirements, our independent auditor’s qualifications and independence, the performance of the independent auditor and the effective functioning of our internal audit functions, and, subject to certain limitations, adopts and implements pertinent decisions on behalf of the Supervisory Board. The Audit Committee’s duties and responsibilities to carry out its purpose, include, among others:
•making a recommendation to the Supervisory Board with respect to the proposal for the appointment of the auditors;
•considering the commissioning of the audit engagement, as well as the compensation, retention and oversight of the independent auditor;
•evaluating the qualifications, independence and quality of performance of the independent auditor;
•reviewing and pre-approving the audit and non-audit services to be performed by the independent auditor;
•reviewing and discussing with the independent auditor and management the annual audit plan, as well as critical accounting policies and practices to be used;
•discussing and determining additional areas of audit focus, as appropriate;
•reviewing and discussing with the independent auditor and management the adequacy and effectiveness of our internal accounting controls and critical accounting policies;
•reviewing and discussing with the independent auditor and management the results of our annual audit;

•reviewing non-financial reporting;
•reviewing the effectiveness of the compliance management system;
•reviewing and discussing with the independent auditor and management any quarterly or annual earnings announcements;
•reviewing any related party transactions and reviewing and monitoring potential conflict of interest situations on an ongoing basis for compliance with our policies and procedures; and
•overseeing procedures for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters.
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
Compensation, Nominating and Corporate Governance Committee
Our Compensation, Nominating and Corporate Governance Committee for the year ended December 31, 2023 consisted of Rudolf Staudigl (Chair), Nicola Blackwood (since May 25, 2023), Christoph Huber (until May 25, 2023) and Michael Motschmann. The Compensation, Nominating and Corporate Governance Committee’s duties and responsibilities to carry out its purpose include, among others:
•preparing and discussing with management policies relating to the remuneration of the members of our Management Board;
•reviewing and supervising corporate goals and objectives for the remuneration of the members of the Management Board, including evaluation of the performance of the members of the Management Board in light of these goals and proposals to the Supervisory Board for remuneration based on such evaluations;
•reviewing all equity-based compensation plans and arrangements and making recommendations to the Supervisory Board regarding such plans;
•assisting with identifying and recruiting candidates to fill positions on the Management Board and the Supervisory Board;
•considering any corporate governance issue that arises and developing appropriate recommendations for the Supervisory Board; and
•overseeing the evaluation of the Supervisory Board and reporting on its performance and effectiveness.
Capital Markets Committee
Our Capital Markets Committee for the year ended December 31, 2023 consisted of Helmut Jeggle (Chair), Anja Morawietz and Michael Motschmann. The Capital Markets Committee advises and makes recommendations to the Supervisory Board on issues in connection with capital measures and takeover, merger and acquisition activities. Its responsibilities include the following tasks:
•overseeing the activities of the Company relating to its capital structure and capital raising, including preparation for and implementation of public offerings and share issuances; and
•overseeing the activities of the Company relating to takeovers, mergers and acquisitions activities.

Product Committee
Following the discussions in the Supervisory Board and related workshops with members of the Management Board during 2023, our Product Committee was established as of October 1, 2023 and consists of Ulrich Wandschneider (Chair), Nicola Blackwood and Helmut Jeggle. The Product Committee advises and makes recommendations to the Supervisory Board with respect to our strategy and investment in research and development programs and product launch preparations including commercialization. Its responsibilities include the following tasks:
•advising on strategy, execution and communication regarding relevant go-to-market efforts;
•overseeing the activities relating to a) product development, b) launch plans and c) it´s execution; and
•advising on market potential for products in clinical development.
Management Board
Our Supervisory Board determines the exact number of members of our Management Board, which must consist of at least two members. Pursuant to the Articles, the Supervisory Board may also appoint a chairperson or a spokesman of the Management Board. Ugur Sahin has been appointed the chair of the Management Board.
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
The rules of procedure for our Management Board provide that certain matters require a resolution of the entire Management Board, in addition to transactions for which a resolution adopted by the entire Management Board is required by law or required by our Articles of Association. In particular, the entire Management Board shall decide on, among others:
•the budget plan for the following year, which is to be presented by the Management Board to the Supervisory Board by December 10 of each year;
•presentation of the Company’s financial statements and consolidated financial statements and reviews of operations of the Company and the Group;
•reporting to the Supervisory Board;
•all measures and transactions that require the Supervisory Board’s approval;
•all measures and transactions that are of fundamental importance or involve an extraordinary economic risk to us, including without limitation, establishing new lines of business or discontinuing existing ones, acquisitions or sales of material business assets, material interests, holdings and investments and material contracts or transactions;
•convening the Company’s shareholders’ meetings and proposals for resolutions by the Company’s shareholders’ general meetings; and
•appointment and termination of key managers in the Group.

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
D. Employees
As of December 31, 2023, we had 6,133 full-time equivalent employees working for us, of whom 1,168 hold a doctoral degree or higher. The following tables provides an overview of employee full-time equivalent broken down by function and by the regions European, North America, Asia and Africa.

Full-time equivalents	Clinical Research & Development	Scientific Research & Development	Operations	Quality	Supporting Functions	Commercial & Business Development	∑
Europe	486	1,555	1,440	450	1,184	185	5,299
North America	90	440	7	7	109	7	660
Asia	—	—	24	—	4	—	28
Africa	—	19	59	—	68	—	146
Total as of December 31, 2023	576	2,014	1,530	457	1,365	192	6,133
Europe	243	1,102	1,300	384	924	140	4,093
North America	—	356	—	—	76	—	432
Asia	2	—	—	—	3	—	5
Total as of December 31, 2022	245	1,458	1,300	384	1,003	140	4,530
Europe	143	812	1,015	290	503	83	2,846
North America	—	188	—	—	46	—	234
Asia	—	—	—	—	2	—	2
Total as of December 31, 2021	143	1,000	1,015	290	551	83	3,082
None of our employees has engaged in any labor strikes. We apply the collective labor agreements of the chemical industry and related industries at our Marburg site. We have works councils at our Idar-Oberstein, Mainz, Marburg, Munich and Berlin (JPT Peptide Technologies GmbH) sites as well as a group works council (Konzernbetriebsrat). Further, we maintain a couple of works agreements (Betriebsvereinbarungen) and group works agreements

(Konzernbetriebsvereinbarungen) with respect to certain topics at our Idar-Oberstein, Mainz, Marburg and Berlin (JPT Peptide Technologies GmbH) sites or the group. We consider our relationship with our employees to be positive and have not experienced any major labor disputes.
E. Share Ownership
The share ownership information with respect to Management Board and Supervisory Board members is presented in Item 7 below.
F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
The following table presents information, as of December 31, 2023 regarding the beneficial ownership of our ordinary shares for:
•each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding shares;
•each member of our Supervisory Board;
•each member of our Management Board; and
•all members of our Supervisory Board and Management Board as a group.
The number of ordinary shares beneficially owned by each entity, person, and member of our Supervisory Board and our Management Board is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days of December 31, 2023 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person. All of our ordinary shares and ADSs representing our ordinary shares vote on an equal basis.
The percentage of outstanding ordinary shares is computed on the basis of 237,725,735 ordinary shares outstanding as of December 31, 2023. This amount excludes 10,826,465 shares held in treasury. Amounts presented in this section include ordinary shares held in the form of ADSs. Unless otherwise indicated, the address for each beneficial owner is An der Goldgrube 12, 55131 Mainz, Germany.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Beneficially Owned

5% shareholders
AT Impf GmbH(1)	104,049,145	43.8%
Medine GmbH (2)	40,439,542	17.0%
All 5% shareholders, as a group	144,488,687	60.8%
Members of the Supervisory Board and the Management Board
Prof. Ugur Sahin, M.D. (3)	41,295,728	17.4%
Jens Holstein	1,620	(9)
Sean Marett (4)	815,263	(9)
Sierk Poetting, Ph.D.(5)	754,784	(9)
Ryan Richardson	14,695	(9)
James Ryan, Ph.D.	—	—
Prof. Özlem Türeci, M.D.	913,247	(9)
Helmut Jeggle (6)	1,525,967	(9)
Ulrich Wandschneider, Ph.D.(7)	1,480	(9)
Baroness Nicola Blackwood	—	—
Prof. Anja Morawietz, Ph.D.(8)	240	(9)
Michael Motschmann	—	—
Prof. Rudolf Staudigl, Ph.D.	400	(9)
All members of our Supervisory Board and Management Board, as a group	45,323,424	19.1%
(1)    Information herein is based upon a Schedule 13G/A jointly filed with the SEC on February 7, 2024 by ATHOS KG, AT Impf GmbH and Thomas Maier. Consists of 104,049,145 ordinary shares held by AT Impf GmbH. The sole member of AT Impf GmbH is ATHOS KG, and, as a result, ATHOS KG is deemed to be the beneficial owner of the securities held by AT Impf GmbH. ATHOS KG via AT Impf GmbH has de facto control over BioNTech based on its substantial shareholding, which practically enables it to exercise the majority of voting rights to pass resolutions at our Annual General Meeting, or AGM. As of December 31, 2023 Thomas Maier is a general partner (Komplementär) of ATHOS KG and may be deemed to be beneficial owners of the securities held by AT Impf KG. Mr. Maier disclaims beneficial ownership of such shares except to the extent of their pecuniary interest therein.
(2)    Information herein is based upon a Schedule 13G/A jointly filed with the SEC on February 14, 2024 by Medine GmbH and Ugur Sahin. The sole shareholder of Medine GmbH is Ugur Sahin, and, as a result, Ugur Sahin is deemed to be the beneficial owner of the securities held by Medine GmbH. Consists of 40,439,542 ordinary shares held by Medine GmbH, 1,328,152 of which are held for the benefit of a former colleague pursuant to a trust arrangement. Pursuant to this arrangement, Medine GmbH retains voting power, but not dispositive power, over such shares for so long as such shares are held in trust and accordingly Medine GmbH and Ugur Sahin each may be deemed beneficially to own such shares.
(3)    Consists of the shares described in note 2 above, plus 856,186 ordinary shares held directly by Ugur Sahin. He is the sole shareholder of Medine GmbH.
(4)    Consists of (a) 705,936 ordinary shares held by RLG GmbH (Sean Marett is the sole shareholder of RLG GmbH), (b) 109,327 ordinary shares held directly by Sean Marett.
(5)    Consists of (a) 606,025 ordinary shares held by Tofino GmbH (Sierk Poetting is sole shareholder of Tofino GmbH), (b) 148,759 ordinary shares held directly by Sierk Poetting and (c) 1,638 ordinary shares held by immediate family members of Mr. Poetting. Mr. Poetting disclaims beneficial ownership of the 1,638 ordinary shares held by immediate family members except to the extent of his pecuniary interest therein.
(6)     Consists of (a) 332,316 ordinary shares held directly by Helmut Jeggle and (b) 1,193,651 ordinary shares held by Salvia GmbH.
(7)    Consists of 1,480 ordinary shares held by beebusy Capital GmbH. Ulrich Wandschneider is sole shareholder of beebusy Capital GmbH.
(8)    Consists of (a) 200 ordinary shares held directly by Anja Morawietz and (b) 40 ordinary shares held by immediate family members of Anja Morawietz.
(9)    Less than one percent.

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
See Item 18.
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
Changes in Our Share Capital During the Last Three Financial Years
Our share capital as registered with the commercial register (Handelsregister) amounts to €248,552,200, including an amount of €10,826,465 relating to 10,826,465 ordinary shares held in treasury as of December 31, 2023. Since January 1, 2021, our share capital has changed as follows:
•On March 24, 2022, our share capital as registered with the commercial register (Handelsregister) was increased by issuing 497,727 shares; and
•On May 20, 2022, our share capital as registered with the commercial register (Handelsregister) was increased by issuing 1,744,392 shares.
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
Any new shares issued from the authorized capital will participate in the profits starting with the financial year for which the annual financial statements have not yet been submitted to the general meeting at the time of registration of the implementation of the capital increase. Further details of a capital increase from the authorized capital may be specified by the Management Board.
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
The conditional capital increase will only be implemented to the extent that stock options under our ESOP are exercised and such stock options are not serviced by our providing treasury shares or through cash payments. Any new shares issued under the conditional capital pursuant to § 4(6) of our Articles of Association (Satzung) shall be entitled to dividends from the beginning of the previous financial year in case they are created by the exercise of subscription rights until the start of the Annual General Meeting of the Company and otherwise from the beginning of the financial year in which they are created as a result of the exercise of the stock options.
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
Accordingly, under our Articles of Association (Satzung), the Management Board may, with the consent of the Supervisory Board, exclude such preemptive rights in a capital increase from the authorized capital in the following circumstances:
•to exclude fractional amounts from the subscription right;
•in the case of a capital increase against cash contributions, if the issue price of the new shares is not significantly lower than the market price of the company’s shares already listed on the stock exchange at the time the issue price is finally determined. However, this authorization shall only apply subject to the provision that the shares issued excluding subscription rights in accordance with Section 186(3) Sentence 4 AktG may not exceed a total of 10% of the share capital either at the time this authorization takes effect or, if this amount is lower, at the time this authorization is exercised. This limit of 10% of the share capital includes shares which are issued or disposed of during the term of this authorization until the date of its exercise in direct or equivalent application of Section 186(3) Sentence 4 AktG. Shares which are used to service bonds with convertible or option rights or convertible obligations are to be offset against the 10% limit if these bonds were issued under exclusion of shareholder subscription rights in accordance with Section 186(3) Sentence 4 AktG during the entitlement period. Treasury shares are to be offset against the 10% limit, where they were disposed of by the company during the term of this authorization with the exclusion of subscription rights pursuant to or in analogous application of Section 186(3) Sentence 4 AktG;
•in the case of capital increases in exchange for contributions in kind, in particular in order to be able to offer the shares to third parties when purchasing companies, parts of companies or interests in companies as well as licenses or industrial property rights;
•in order to grant subscription rights to new shares to holders of conversion or option rights in respect of bonds issued by the company or its subordinated domestic or foreign Group companies, to the extent to which they would be entitled after exercising their conversion or option rights or after fulfilling an agreed conversion obligation;
•to implement an election dividend by which shareholders are given the option to contribute their dividend entitlements (either in whole or part) as a contribution in kind against issuance of our new shares;
•in capital increases, in each case if excluding subscription rights, according to the assessment by the Management Board, is expedient to the shares’ successful placement in view of the requirements of eligible investors and if the discount by which the issue price of the shares may be below the current stock exchange price at the time the Management Board adopts the resolution on using authorized capital, according to the assessment by the Management Board, does not exceed the extent necessary for a successful placement and in any case does not exceed 10% of either the latest available closing price at the time when the issue price is fixed or the volume-weighted average price over a period of up to five trading days ending on the day on which the issue price is so fixed;
•in case shares are to be issued to a member of our Management Board or to another person who is employed by us or one of our affiliates and a minimum holding period of at least one year and the obligation to transfer back the shares in the event that the beneficiary is not employed by us or one of our affiliated companies for the entire duration of the holding period or any other agreed period is agreed upon. Additional restrictions with regard to the shares issued may be agreed upon; and
•in order to be able to satisfy an option to acquire additional ordinary shares or American Depositary Shares that has been agreed with the issuing banks in connection with a public offering of our shares in the form of American Depositary Shares.
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
Shareholders’ Meetings and Voting Rights
Pursuant to our Articles of Association (Satzung), shareholders’ meetings may be held in person or virtually at our seat or in any municipality in Germany with more than 500,000 inhabitants. Generally, shareholders’ meetings are convened by our Management Board, or our Supervisory Board. Shareholders representing in the aggregate at least five percent of our ordinary shares may, subject to certain formal prerequisites, request that a shareholders’ meeting be convened. Shareholders representing in the aggregate at least five percent of our ordinary shares or owning shares with an aggregate nominal value of at least €500,000 may request the addition of one or several items to the agenda of any shareholders’ meeting. Shareholders’ meetings may be summoned either via publication in the German Federal Gazette (Bundesanzeiger) or via mail or email, in each case generally at least 30 days before the meeting.
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
Dividend Rights
Under German law, distributions of dividends on shares for a given financial year are generally determined by a process in which the management board and supervisory board submit a proposal to the company’s annual general shareholders’ meeting held in the subsequent financial year and such annual general shareholders’ meeting adopts a resolution.
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
D. Exchange Controls
There are currently no legal restrictions in the Federal Republic of Germany on international capital movements and foreign exchange transactions, except in limited embargo circumstances (Teilembargo) relating to certain areas, entities or persons as a result of applicable resolutions adopted by the United Nations and the European Union. Restrictions currently exist with respect to, among others, Armenia, Azerbaijan, Belarus, Bosnia, Burundi, D.R. Congo, Central African Republic, China, Guatemala, Guinea, Guinea-Bissau, Haiti, Iran, Iraq, Lebanon, Libya, Mali, Moldova and the Transnistria region, Myanmar, Nicaragua, Niger, North Korea, Russia, Somalia, South Sudan, Sudan, Syria, Tunisia, Türkiye, Ukraine, Venezuela, Yemen and Zimbabwe.
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
A holder will be a U.S. treaty beneficiary entitled to full Treaty benefits in respect of the ADSs if it is, inter alia:
•the beneficial owner of the ADSs (and the dividends paid with respect thereto);
•a U.S. tax resident corporation or individual;
•not also a resident of Germany for German tax purposes; and
•not subject to the limitation on benefits (i.e., anti-treaty shopping) article of the Treaty that applies in limited circumstances.
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
Holders of ADSs may apply to have their capital investment income assessed in accordance with the general rules and with an individual’s personal income tax rate if this would result in a lower tax burden in which case actually incurred expenses are not deductible. The holder would be taxed on gross personal investment income (including dividends or gains with respect to ADSs), less the saver’s allowance of €801 for an individual or €1,602 for a married couple and a registered civil union (eingetragene Lebenspartnerschaft) filing taxes jointly. These amounts increase from 2023 onwards to a saver's allowance of €1,000 for an individual or €2,000 for a married couple and a registered civil union (eingetragene Lebendspartnerschaft) filing taxes jointly. The deduction of expenses related to the investment income (including dividends or gains with respect to ADSs) is generally not possible for private investors.
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
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs that, for U.S. federal income tax purposes, is:
•an individual who is a citizen or resident of the United States;
•a domestic corporation (or other entity taxable as a corporation);

•an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•a trust if (i) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) a valid election under the Treasury regulations is in effect for the trust to be treated as a U.S. person.
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
Passive Foreign Investment Company Considerations
We believe that we were a PFIC for our 2023 taxable year. Because the determination of our PFIC status is made annually based on the factual tests described below, however, we cannot estimate with certainty at this stage whether or not we are likely to be treated as a PFIC in the current taxable year or any future taxable years. In particular, the total value of our asset test generally will be calculated taking into account the market price of our ADSs or ordinary shares. This value has fluctuated considerably in the past, and may fluctuate considerably in the future. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion regarding our PFIC status.
We are treated as a PFIC for any taxable year in which at least 75% of our gross income is “passive income” or at least 50% of our gross assets during the taxable year (based on the average of the fair market values of the assets determined at the end of each quarterly period) are assets that produce or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, rents, royalties, gains from commodities and securities transactions, and gains from assets that produce passive income. In addition, cash and short-term investment are treated as passive assets regardless of the fact that they may not produce any income. Rents and royalties received from unrelated parties in connection with the active conduct of a trade or business are not considered passive income for purposes of the PFIC test. In determining whether we are a PFIC, a pro rata portion of the income and assets of each corporation in which we own, directly or indirectly, at least a 25% interest (by value) is taken into account.
If we are classified as a PFIC in any taxable year, a U.S. Holder will be subject to special rules with respect to distributions on and sales, exchanges and other dispositions of the ADSs. In addition, a U.S. Holder that holds the ADSs at any time during a taxable year in which we are classified as a PFIC generally will continue to have to treat such ADSs as ADSs in a PFIC, even if we no longer satisfy the income and asset tests described above, unless the U.S. Holder elects to recognize gain, which will be taxed under the excess distribution rules described below as if such ADSs had been sold on the last day of the last taxable year for which we were a PFIC.
Certain elections by a U.S. Holder, described below, generally alleviate some of the adverse consequences of the excess distribution rules and would result in an alternative treatment of the ADSs, as described below.
A U.S. Holder of PFIC shares must generally file an annual information return on IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) and will make any of the elections described below such Form attached to a timely filed U.S. federal income tax return (including available extensions). The failure to file IRS Form 8621 could result in an extension of the statute of limitations with respect to U.S. federal income tax.
Excess Distribution Rules. If we are a PFIC with respect to a U.S. Holder, then unless such U.S. Holder makes one of the elections described below, a special tax regime will apply to the U.S. Holder with respect to (i) any “excess distribution” (generally, aggregate distributions in any year that are greater than 125% of the average annual distribution received by the holder in the shorter of the three preceding years or the holder’s holding period for the ADSs) and (ii) any gain realized on the sale or other disposition of the ADSs. Under this regime, any excess distribution and realized gain is treated as ordinary income and is subject to tax as if (a) the excess distribution or gain had been realized ratably over the U.S. Holder’s holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which is subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and is not subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. If we are a PFIC, this tax treatment for U.S. Holders applies also to indirect distributions and gains deemed realized by U.S. Holders in respect of stock of any of our subsidiaries determined to be PFICs. In addition, dividend distributions do not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “—Taxation of Dividends.”
Elective Alternative Treatment. If we are a PFIC, the rules above do not apply to a U.S. Holder that makes an election to treat ADSs as stock of a “qualified electing fund” or QEF. We intend to provide to U.S. Holders the required information to make a valid QEF election and expect to provide that information after April 15, 2024 and before October 15, 2024 on our corporate website. As a result, a U.S. Holder is expected to be able to make the QEF election with respect to its ADSs with an extension to file its U.S. federal income tax return. A U.S. Holder that makes a QEF election is required to include in income its pro rata share of our ordinary earnings and net capital gain as ordinary income and long-term capital gain, respectively, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. A U.S. Holder makes a QEF election generally by attaching a completed IRS Form 8621 to a timely filed United States federal income tax return for the year beginning with which the QEF election is to be effective (taking into account any extensions). A QEF election can be revoked only with the consent of the IRS. We intend to annually provide or make available the information required for a U.S. Holder to make a valid QEF election.
The rules above also do not apply to a U.S. Holder that makes a “mark-to-market” election with respect to the ADSs. This election is available with respect to the ADSs only if they meet certain minimum trading requirements to be considered “marketable stock” for purposes of the PFIC rules. Generally, shares or ADSs are treated as marketable stock if they are “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury Regulations. ADSs generally will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. Our ADSs will be marketable stock as long as they remain listed on the Nasdaq Global Select Market and are traded regularly.
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
The mark-to-market election applies to the taxable year for which the election is made and all subsequent taxable years, unless the shares cease to be treated as marketable stock for purposes of the PFIC rules or the IRS consents to its revocation. The excess distribution rules described above generally will not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect. However, if we are a PFIC for any year in which the U.S. Holder owns the ADSs but before a mark-to-market election is made, the interest charge rules described above applies to any mark-to-market gain recognized in the year the election is made.
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
Foreign Currency Risk
We publish our consolidated financial statements in Euro. Revenue and expenses incurred in U.S. dollars will be translated into Euro when they are reported in our consolidated financial statements. We are subject to currency risks, as our income and expenditures are denominated in Euro and the U.S. dollar. As such, we are exposed to exchange rate fluctuations between these currencies. Cash inflows denominated in U.S. dollar mainly result from generating proceeds under our collaboration agreements. Our commercial revenues are primarily collaboration revenues from earnings based on our partners’ gross profit, which is shared under the respective collaboration agreements and represents payments we receive in U.S. dollar. Cash outflows dominated in U.S. dollar mainly result from amounts spent on research and development activities and license obligations as well as expanding our global footprint further. With the aim of preserving capital, surplus liquidity is mainly invested in domestic currency investments as exchange rate fluctuations can reduce the value of our financial positions. We limit the effects of the identified risks by means of a coordinated and consistently implemented risk strategy. Besides applying natural hedging relationships where possible, foreign exchange forward contracts are concluded, as a matter of principle, as instruments to mitigate foreign currency exchange risk associated with foreign currency-denominated payments.
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
As a result, any substantial future appreciation or decline of the U.S. dollar against the Euro could have a material effect on our revenue and profitability. As an example, if the U.S. dollar weakens by 5% against the Euro, financial assets and liabilities denominated in U.S. dollar as of December 31, 2023 would have an effect of €39.2 million on our profit before tax.
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
Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control - Integrated Framework (2013)”.
Based on this assessment, our management has determined that the Company’s internal control over financial reporting as of December 31, 2023 is effective.
As permitted by the SEC, the Company has elected to exclude an assessment of the internal controls of acquisitions made during the year ended December 31, 2023, namely the acquisition of InstaDeep. InstaDeep’s impact on our revenue and profit for the period has been immaterial (see Note 5 to the consolidated financial statements).
Attestation Report of the Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm. Their report is included on page F-2. EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft is a member of the Chamber of Public Accountants (Wirtschaftsprüferkammer), Berlin, Germany.
Changes in Control over Financial Reporting
During the period covered by this report a new ERP System was implemented. The internal controls over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934) were reviewed and updated to cover all risk inherent with the change. The new control set was assessed as part of the overall management assessment and determined as effective as of December 31, 2023.
Item 16. [Reserved]
Item 16A. Audit Committee Financial Expert
Our Audit Committee for the year ended December 31, 2023 consisted of Anja Morawietz. (Chair), Rudolf Staudigl and Ulrich Wandschneider. All members of the Audit Committee qualify as “independent directors” as such term is defined in Rule 10A-3 under the Exchange Act and Nasdaq Rule 5605. Additionally, our Supervisory Board has determined that each of Anja Morawietz, Rudolf Staudigl and Ulrich Wandschneider qualifies as “audit committee financial expert” as that term is defined under the Exchange Act.
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
Item 16C. Principal Accountant Fees and Services
EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft, or EY, has served as our independent registered public accounting firm for the years ended December 31, 2023, December 31, 2022, December 31, 2021 for which audited financial statements appear in this Annual Report.
The following table sets out the aggregate fees for professional audit services and other services rendered by EY in the periods indicated:

	Years ended December 31,
(in millions €)	2023	2022
Audit fees	3.2	2.9
Audit-related fees	0.3	0.4
Tax fees	0.1	0.2
All other fees	—	0.2
Total fees for professional audit services and other services	3.6	3.7
In the year ended December 31, 2023, audit fees related to professional services associated with the integrated audit of our consolidated financial statements and our internal control over financial reporting as set out in this Annual Report, professional services associated with interim reviews, audit fees related to the remuneration report and professional services related to our statutory and regulatory filings for our subsidiaries. In the year ended December 31, 2022, audit fees related to professional services associated with the integrated audit of our consolidated financial statements and our internal control over financial reporting as set out in this Annual Report, professional services associated with interim reviews, audit fees related to the remuneration report and professional services related to our statutory and regulatory filings for our subsidiaries.
In the year ended December 31, 2023, audit-related fees were attributable to assurance and related services including attest related services and accounting consultations. In the year ended December 31, 2022, audit-related fees were attributable to assurance and related services including attest related services and accounting consultations.
In the year ended December 31, 2023, tax service fees were billed for services in conjunction with transactions, especially with our financing and deal transactions. In the year ended December 31, 2022, tax service fees billed for services in conjunction with transactions, especially with our financing and deal transactions.
In the year ended December 31, 2023, other fees were comprised of fees for services for consultancy services around management compensation. In the year ended December 31, 2022 other fees were comprised of fees for services for grant applications and consultancy services around management compensation.
The Audit Committee evaluates the qualifications, independence and performance of the independent auditor as well as pre-approves and reviews the audit and non-audit services to be performed by the independent auditor. The external audit plan and fees for professional audit services and other services rendered by EY for the years ended December 31, 2023 and 2022 were approved by the Audit Committee. The Audit Committee monitors compliance with the German and U.S. rules on non-audit services provided by an independent registered public accounting firm.
Item 16D. Exemptions from the Listing Standards for Audit Committees
Please see “Board Practices—Supervisory Board Practices—Audit Committee” in Item 6C of this Annual Report for the information required by this Item 16D.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
In March 2022, our Management Board and Supervisory Board authorized the 2022 share repurchase program of ADSs, pursuant to which we were permitted to repurchase ADSs, each representing one ordinary share, with a value of up to $1.5 billion a two-year period, commencing on May 2, 2022. The first tranche of our 2022 share repurchase program of ADSs, with a value of up to $1.0 billion, concluded on October 10, 2022. The second tranche with a value of up to $0.5 billion commenced on December 7, 2022 and concluded on March 17, 2023.
In March 2023, our Management Board and Supervisory Board authorized the 2023 share repurchase program, under which we were permitted to purchase ADSs, each representing one ordinary share, with a value of up to $0.5 billion, which started June 2, 2023 and concluded on September 18, 2023.
The following repurchases under the programs occurred:

2022 Program first tranche ($1.0 billion)
Period	Number of ADSs purchased	Average price paid per ADS	Total number of ADSs purchased	Approximate value of ADSs that may yet be purchased (in millions)
May 2022	917,988	$151.76 (€143.99)	917,988	$860.7 (€867.8)
June 2022	1,160,219	$140.82 (€133.35)	2,078,207	$697.3 (€713.1)
July 2022	519,320	$162.03 (€159.40)	2,597,527	$613.2 (€630.3)
August 2022	1,666,515	$149.08 (€148.24)	4,264,042	$364.8 (€383.3)
September 2022	2,280,988	$135.95 (€137.66)	6,545,030	$54.6 (€69.3)
October 2022	400,483	$136.37 (€139.09)	6,945,513	— (—)
Total	6,945,513

2022 Program second tranche ($0.5 billion)
Period	Number of ADSs purchased	Average price paid per ADS	Total number of ADSs purchased	Approximate value of ADSs that may yet be purchased (in millions)
January 2023	618,355	$142.26 (€131.12)	618,355	$412.0 (€418.9)
February 2023	857,620	$138.05 (€129.06)	1,475,975	$293.6 (€308.2)
March 2023	745,196	$128.49 (€121.08)	2,221,171	$197.9 (€218.0)
Total	2,221,171

Program 2023 ($0.5 billion)
Period	Number of ADSs purchased	Average price paid per ADS	Total number of ADSs purchased	Approximate value of ADSs that may yet be purchased (in millions)
June 2023	1,532,685	$108.92 (€100.45)	1,532,685	$333.1 (€346.0)
July 2023	1,738,061	$107.92 (€97.57)	3,270,746	$145.5 (€176.4)
August 2023	1,261,706	$105.07 (€95.85)	4,532,452	$12.9 (€55.5)
September 2023	114,513	$112.22 (€105.07)	4,646,965	— (—)
Total	4,646,965
All purchases disclosed in the tables above were purchased under Rule 10b5-1 trading plans pursuant to such share repurchase programs.
In total 9,166,684 ADSs were repurchased under the 2022 program at an average price of $142.05 (€138.37), for total consideration of $1,302.0 million (€1,268.4 million). For the 2023 program, in total 4,646,965 ADSs were repurchased at an average price of $107.58 (€98.24), for total consideration of $500.0 million (€456.5 million).

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
Annual General Meeting
A European stock corporation, which is governed by German law, must hold an annual shareholders’ meeting within six months of the end of its fiscal year. The annual shareholders’ meeting must be held at a location determined by the articles of association. If the articles of association do not provide for a specific location, the shareholders’ meeting shall be held at the company’s seat or, if applicable, at the venue (in Germany) where its shares are listed. Under the articles of association, the Management Board is authorized to provide for the Annual General Meeting to be held without the physical presence of the shareholders or their proxies at the location of the Annual General Meeting (virtual Annual General Meeting).
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

Foreign Private Issuer Exemptions
As a “foreign private issuer,” as defined by the SEC, although we are permitted to follow certain corporate governance practices of the Federal Republic of Germany, instead of those otherwise required under the rules of the Nasdaq Stock Market LLC, or Nasdaq, for domestic issuers, we follow the Nasdaq corporate governance rules applicable to foreign private issuers. While we voluntarily follow most Nasdaq corporate governance rules, we intend to take advantage of the following limited exemptions:
•exemption from filing quarterly reports on Form 10-Q and providing current reports on Form 8-K disclosing significant events within four days of their occurrence (however, we intend to furnish quarterly financial information under cover of Form 6-K);
•exemption from compliance with Regulation FD, which generally requires that when a company intentionally discloses material non-public information, it do so through a public disclosure that is broadly available to all members of the public at the same time. However, we do furnish quarterly financial information and other information on a more frequent basis under cover of Form 6-K, and intend to continue doing so. Moreover, we comply with other securities laws, such as rule 10b-5 (rule targeting securities fraud), among others;
•exemption from Section 16 rules regarding sales of ordinary shares by insiders, which will provide less data in this regard than the data provided to shareholders of U.S. companies that are subject to the Exchange Act; and
•exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.
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
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.
Item 16J. Insider Trading Policies
Not applicable.
Item 16K. Cybersecurity
Risk Management and Strategy
Our cybersecurity approach strives to adequately protect our information, systems, assets, physical locations, and people. From a business perspective, this means protecting key information assets and complying with applicable international and national privacy laws, information security policies and contractual obligations. Our Information Security Policy, adopted in 2023, defines our information security management objectives and principles, and our Data Privacy Policy, effective since 2021, provides for a consistent level of company-wide data privacy and data protection. In addition, our Information Classification Policy, introduced internally during the year ended December 31, 2023, provides a system for classifying and protecting our physical and digital assets. These policies are applicable to BioNTech SE and its affiliates, including all Supervisory Board and Management Board members, as well as all other officers and employees, and are part of our overall Information Security Management System (ISMS) that is currently being operationalized as part of the preparation for the ISO 27001 certification. Our processes for assessing, identifying, and managing material risks from cybersecurity threats are integrated into our overall enterprise risk management system, which was developed with input from internal and external experts.
We collaborated with external experts through early 2023 to develop a Security Transformation Program. Our main cyber and information security objectives are to maintain information confidentiality, integrity, and availability.
Since the year ended December 31, 2022, we have been using a data privacy system to assess the data privacy risks for each system in place. It also provides for proper data mapping, up-to-date recordkeeping on processing, data transfer impact assessments, and vendor data management. During the year ended December 31, 2023, we established a dedicated, standardized process to report data breaches. This process is intended to ensure that we are promptly notified of data breaches so that we can inform the people affected. The dialogue between our Data Privacy department and other functions also supports the early detection of data privacy risks. In addition, as part of the ISMS, employees are required to communicate any potential improvements or discrepancies as the system evolves.
We also regularly streamline information security processes and measures in our business operations and work to ensure that newly introduced applications adhere to the “secure by design” principle. We also work to improve our cyber and information security management system on an ongoing basis to address evolving risks and regulatory requirements according to the relevant certification processes.
To achieve and preserve information security, we strive for the orderly planning, implementation, control, and optimization of all activities required for the protection of data privacy and the detection, response and recovery of data privacy risks. We rely on applicable international standards as guidance, including ISO/IEC 27001, which is internally recognized and serves as the framework for the Company’s ISMS. We aim to prepare our organization for relevant certifications in 2024 to aim for certification in 2025. We will initially seek certifications for our main manufacturing facility and an R&D site in addition to the cybersecurity organization.
We take responsibility for the transparent communication and proper processing of personal data. This includes the storage, access, retention, and security of all personal data when engaging with patients, employees, customers, business partners, and vendors. We communicate our practices in a data privacy statement on our corporate website. We require the third parties with which we contract to adhere to contractual privacy and security provisions, and we request specific information from major vendors about their practices in protecting data privacy.
When processing personal data, we are responsible for ensuring that we comply with applicable data protection laws. These include the European Union’s General Data Protection Regulation (GDPR), the German Commercial Code (HGB), the German Federal Data Protection Act (BDSG), the German IT Security Act 2.0 (IT-SiG 2.0), the German Federal Office for Information Security Act (BSIG), and other privacy and data security laws in the jurisdictions where we operate. In April 2023, we were designated as a part of Germany’s critical infrastructure (KRITIS) under the BSIG, which has resulted in heightened reporting and verification obligations. We are in the process of implementing a global data privacy framework that sets out the requirements and standards applicable to processing personal data. The framework is being designed to foster compliance with the applicable regulations and sets minimum standards for the Company. As part of our global strategy, privacy-related documents, such as informed consent forms for clinical trials, are being standardized company-wide. The forms facilitate the user-friendly implementation of the standards we have established and provide transparency on how and why we process personal data.
Creating and maintaining mature levels of cyber and information security within BioNTech, in the supply chain, and in close collaboration with partners requires the commitment of all employees. In 2023, we began deploying Data Privacy Regional Leads, supported at a team level by Data Privacy Liaisons. At the end of 2023, we were continuing to recruit for these positions for further support. Members of relevant teams, such as IT and Clinical Operations, are selected to work closely with the Data Privacy team to ensure compliance with the relevant data privacy regulations.
After implementing the key milestones of the Security Transformation Roadmap over the past two years, our focus in 2023 was on:
•improving the operational excellence of cybersecurity services;
•identifying further automatization options (e.g., introducing self-services);
•optimizing the ISMS framework based on an internal audit, independent feedback and recommendations, and cooperation with external experts;

•establishing mandatory cyber and information security training for all employees at least annually, including phishing simulations at least twice a year;
•reducing the internal and external attack surface through regular vulnerability scanning, penetration testing, and maintaining IT supplier and software confidentiality; and
•establishing a security reporting dashboard to provide executive stakeholders with transparency into relevant activities.
In 2023, there were no substantiated complaints concerning material data breaches, including leaks, thefts, or losses of personal data such as patient or customer data. Contracts and confidentiality agreements with clinical trial sites were compliant with relevant regulations. We do not believe that any cybersecurity threats in 2023, including as a result of any previous cybersecurity incidents, have materially aﬀected or are reasonably likely to materially aﬀect us, including our business strategy, results of operations, or financial condition. For a discussion of cybersecurity and data privacy-related risks and uncertainties, see Item 3.D, “Risk Factors,” of this Annual Report on Form 20-F.
Governance
We take a centralized approach to managing cyber and information security to facilitate a consistency and compliance across entities and locations.
Our Chief Operating Officer (COO) and Management Board member, Sierk Poetting, is responsible for assessing and managing our material risks from cybersecurity threats. His ambit includes reviewing our information security capabilities, reporting data privacy issues to the Management Board, and supporting our Information Security Organization (ISO) in obtaining the resources it needs. The COO’s extensive experience in risk management, operations and corporate governance, with over 11 years of experience in the pharmaceutical industry in particular, are critical to the management of cyber and information security at the Company. The ISO oversees all roles and responsibilities associated with the ISMS. Representatives from the ISO provide monthly updates to the Management Board and annual updates to the Supervisory Board.
The COO is supported by the Chief Information Security Officer (CISO), who leads the ISO and is accountable for security strategy, operations, and policy development and implementation. Our CISO, Raimond Jähn, was the department lead of our IT security team starting in 2016, has led the cyber and information security transformation program towards a new operating model since 2021, and was formally designated as CISO by the COO in 2023. Our Head of Cyber and Information Security, Data Protection Officer, and Head of Global Security and Protection each bring in additional expertise.
Our overarching strategy was developed in 2021 by the COO and CISO in alignment with the Data Protection Officer and Head of Global Security and Protection, and is regularly updated.
Data privacy matters fall under the purview of our Chief Legal Officer (CLO) and Management Board member, James Ryan, who is supported by our Senior Director, Data Privacy. Dr. Ryan’s qualifications include close to twenty years of expertise in legal and intellectual property matters, both within the pharmaceutical industry as well as as an outside counsel with a focus on strategic life sciences transactions. Together with his deep familiarity with the Company’s history, operations, and processes, James Ryan is uniquely positioned to advise on data privacy matters.
For additional information on Sierk Poetting’s and James Ryan’s experience, see Item 6.A, “Directors and Senior Management.”
PART III
Item 17. Financial Statements
See Item 18.
Item 18. Financial Statements
The financial statements are filed as part of this Annual Report beginning on page F-1.

Item 19. Exhibits

Exhibit Number	Description

1.1
Articles of Association of the Registrant (incorporated herein by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-8 (File No. 333-277105), filed with the SEC on February 15, 2024)

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

Exhibit Number	Description
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

Exhibit Number	Description
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

4.30†
Advance Purchase Agreement by and among BioNTech Manufacturing GmbH, Pfizer Inc., and the European Commission, dated November 20, 2020 (incorporated herein by reference to Exhibit 4.51 to the Registrant’s Annual Report on Form 20-F (File No. 001-39081), filed with the SEC on March 30, 2021)

4.31†
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

Exhibit Number	Description

4.33†
Lease Agreement by and between the Registrant, as successor-in-interest to Kite Pharma, Inc., and Tech Park 270 III, LLC, dated as of December 1, 2017 (incorporated herein by reference to Exhibit 4.34 to the Registrant's Annual Report on Form 20-F (File No. 001-39081), filed with the SEC on March 27, 2023)

4.34†
Amendment No. 3 to Lease Agreement by and between the Registrant, as successor-in-interest to Kite Pharma, Inc., and Tech Park 270 III, LLC, dated as of July 24, 2018 (incorporated herein by reference to Exhibit 4.35 to the Registrant’s Annual Report on Form 20-F (File No. 001-39081), filed with the SEC on March 27, 2023)

4.35†
Amendment No. 4 to Lease Agreement by and between the Registrant, as successor-in-interest to Kite Pharma, Inc., and Tech Park 270 III, LLC, dated as of May 23, 2019 (incorporated herein by reference to Exhibit 4.36 to the Registrant’s Annual Report on Form 20-F (File No. 001-39081), filed with the SEC on March 27, 2023)

4.36†
License Agreement by and between the Registrant and Acuitas Therapeutics, Inc., dated as of April 7, 2020 (incorporated herein by reference to Exhibit 4.37 to the Registrant’s Annual Report on Form 20-F (File No. 001-39081), filed with the SEC on March 27, 2023)

4.37†
Advanced Purchase Agreement by and among the Registrant, Pfizer Inc. and European Commission, dated as of May 20, 2021 (incorporated herein by reference to Exhibit 4.38 to the Registrant’s Annual Report on Form 20-F (File No. 001-39081), filed with the SEC on March 27, 2023)

4.38†
Transfer of Source Code for MyMUT Software Versions by and between the Registrant and TRON gGmbH, dated as of May 5, 2021 (incorporated herein by reference to Exhibit 4.39 to the Registrant’s Annual Report on Form 20-F (File No. 001-39081), filed with the SEC on March 27, 2023)

4.39†
Amendment No. 6 to Lease Agreement by and between the Registrant and Tech Park 270, LLC, dated as of August 2, 2021 (incorporated herein by reference to Exhibit 4.40 to the Registrant’s Annual Report on Form 20-F (File No. 001-39081), filed with the SEC on March 27, 2023)

4.40†
Side Letter No. 5 to License and Collaboration Agreement by and between Registrant and Genmab A/S, dated August 12, 2021 (incorporated herein by reference to Exhibit 4.41 to the Registrant’s Annual Report on Form 20-F (File No. 001-39081), filed with the SEC on March 27, 2023)

4.41†
Amendment No. 1 to Collaboration and License Agreement by and between the Registrant and the Trustees of the University of Pennsylvania, dated as of September 8, 2021 (incorporated herein by reference to Exhibit 4.42 to the Registrant’s Annual Report on Form 20-F (File No. 001-39081), filed with the SEC on March 27, 2023)

4.42†
Transfer of Source Code MyMUT Software Versions by and between the Registrant and TRON gGmbH, dated as of September 10, 2021 (incorporated herein by reference to Exhibit 4.43 to the Registrant’s Annual Report on Form 20-F (File No. 001-39081), filed with the SEC on March 27, 2023)

4.43†
Amendment No. 2 to Collaboration and License Agreement by and between the Registrant and the Trustees of the University of Pennsylvania, dated as of December 22, 2021 (incorporated herein by reference to Exhibit 4.44 to the Registrant’s Annual Report on Form 20-F (File No. 001-39081), filed with the SEC on March 27, 2023)

4.44†
Lease for Areas and Rooms in Building 536 and 537 by and between the Pharmaserv GmbH and Novartis Manufacturing GmbH, dated as of January 19, 2022 (incorporated herein by reference to Exhibit 4.45 to the Registrant’s Annual Report on Form 20-F (File No. 001-39081), filed with the SEC on March 27, 2023)

4.45†
Amended and Restated License and Collaboration Agreement, by and between BioNTech SE and Genmab A/S, entered into July 18, 2022, effective as of May 19, 2015 (incorporated herein by reference to Exhibit 4.46 to the Registrant’s Annual Report on Form 20-F (File No. 001-39081), filed with the SEC on March 27, 2023)

Exhibit Number	Description
4.46†
Real Estate Purchase Contract with Conveyance Together with Inventory Purchase Contract by and between Santo Service GmbH, BioNTech Real Estate An der Goldgrube 12 GmbH & Co. KG and BioNTech Manufacturing GmbH, dated as of December 12, 2022 (incorporated herein by reference to Exhibit 4.47 to the Registrant’s Annual Report on Form 20-F (File No. 001-39081), filed with the SEC on March 27, 2023)

4.47*†
Deed of Amendment of Agreement related to the Sale and Purchase of Certain Shares of the Issued Share Capital of InstaDeep Ltd by and among the Registrant, InstaDeep Ltd and the Sellers set forth therein, dated as of July 31, 2023

4.48*†	License and Collaboration Agreement, by and between the Registrant and OncoC4, Inc., dated as of March 17, 2023

4.49*†	Amendment No. 1 to the License and Collaboration Agreement, by and between the Registrant and OncoC4, Inc., dated as of February 14, 2024

4.50*†	License and Collaboration Agreement (HER2), by and between the Registrant and Duality Biologics (Suzhou) Co. Ltd., dated as of March 16, 2023

4.51*†	License and Collaboration Agreement (B7H3), by and between the Registrant and Duality Biologics (Suzhou) Co. Ltd., dated as of March 31, 2023

4.52*†	License and Collaboration Agreement (TROP2), by and between the Registrant and Duality Biologics (Suzhou) Co. Ltd., dated as of August 4, 2023

4.53*†	Collaboration, License and Option Agreement, by and between the Registrant and Biotheus Inc., dated as of October 26, 2023

4.54*†	License and Option Agreement, by and among Autolus Limited, Autolus Holdings (UK) Limited and the Registrant, dated as of February 6, 2024

8*	List of Subsidiaries of the Registrant

12.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft

97*	Compensation Clawback Policy

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*    Filed herewith.
†    Certain information has been excluded from the exhibit because it is both (i) not material and (ii) the type of information that the Registrant treats as private or confidential.

SIGNATURES
The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

BioNTech SE

Date: March 20, 2024	By:	/s/ Prof. Ugur Sahin, M.D.
Prof. Ugur Sahin, M.D.
Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Supervisory Boards of BioNTech SE
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of BioNTech SE (the Company) as of December 31, 2023 and 2022, the related consolidated statements of profit or loss, comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission “(2013 framework),” and our report dated March 20, 2024, expressed an unqualified opinion thereon.
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

Valuation of Intangible assets acquired within Business Combination of InstaDeep Ltd.

Description of the Matter
As described in more detail in Note 5 to the consolidated financial statements, in July 2023 the Company completed its acquisition of InstaDeep Ltd. for a total purchase price of €517.5 million. As a result of the acquisition, the Company acquired Intangible assets including the DeepChain technology.
Auditing the valuation of the acquired intangible assets was complex due to the significant estimation uncertainty in determining the fair value of the intangible assets. The fair value determination is based on a discounted cash flow model using certain assumptions containing high subjectivity, such as future cost savings that are based on number of candidate discoveries and probability of technical success to which royalty rates are applied. These significant assumptions are forward-looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company's process for evaluating the intangible assets acquired within the Business Combination. This included testing controls over management’s review of assumptions and inputs used to calculate the valuation of the acquired intangible assets.
Our audit procedures included, among others, evaluating management’s approach to determine expected number of candidate discoveries by comparing it to historical data. We tested the probability of technical success by comparing the rates used to past results of similar products in development within the industry. For royalty rates applied we benchmarked those against comparable license agreements.
Our procedures included sensitivity analysis of the significant assumptions to evaluate the change in the fair value of the acquired intangible assets resulting from changing the assumptions.
Further, with the assistance of our valuation specialists, we assessed the appropriateness of the valuation method used and the discount rate utilized by comparing to underlying source information.
We evaluated the adequacy of the Company’s disclosures in relation to these matters.

Revenue recognition from collaboration partner’s COVID-19 vaccine sales

Description of the Matter
As described in more detail in Note 6 to the consolidated financial statements, the Company recognizes revenues associated with COVID-19 vaccine sales in a total amount of €3.8 billion. This includes €3.0 billion from the Company’s share of its collaboration partner´s gross profit.
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

Claims and legal contingencies

Description of the Matter
As described in more detail in Note 18 to the consolidated financial statements, the Company is involved in various claims and litigation specifically related to patent infringements and product liability matters. The Company, assisted by their internal and external legal counsel, assesses the need to record a provision or disclose a contingency on a case-by-case basis considering the underlying facts of each matter. The Company discloses contingent liabilities in circumstances where a cash outflow is probable, but management is unable to make a reasonable estimate of the expected financial effect that will result from ultimate resolution of the proceeding, or a cash outflow is reasonably possible. A provision is recorded when a cash outflow is deemed probable and reasonably estimable.
Auditing management's determination of whether a loss of such patent or product liability matters is probable and reasonably estimable, reasonably possible or remote, and the related disclosures, is highly subjective and requires significant judgement.

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
We assessed the completeness of the claims and legal proceedings subject to evaluation by the Company and assessed their determination of the probability of their outcomes through review of presentations for board meetings and inspection of responses to inquiry letters received from both internal and external legal counsels. Further, we held discussions with internal and external legal counsels to confirm our understanding of the allegations, reviewed legal expenses incurred, evaluated resolutions of claims already concluded against management’s assessment and obtained written representations from executives of the Company confirming the completeness and accuracy of the information provided.
We evaluated the adequacy of the Company’s disclosures in relation to these matters.

/s/ EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft
We have served as the Company’s auditor since 2018
Cologne, Germany
March 20, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Supervisory Board of BioNTech SE
Opinion on Internal Control Over Financial Reporting
We have audited BioNTech SE’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission “(2013 framework),” (the COSO criteria). In our opinion, BioNTech SE (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.
As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of InstaDeep Ltd., which is included in the 2023 consolidated financial statements of the Company and constituted 2.2% of total assets, respectively, as of December 31, 2023 and 0.1% of revenues and constituted €31.7 million of net loss included within the €930.3 million total profit for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of InstaDeep Ltd.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2023 and 2022, the related consolidated statements of profit or loss, comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and our report dated March 20, 2024 expressed an unqualified opinion thereon.
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

/s/ EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft
Cologne, Germany
March 20, 2024

_Consolidated Statements of Profit or Loss

		Years ended December 31,
		2023	2022	2021
(in millions €, except per share data)	Note

Revenues
Commercial revenues	6	3,815.5	17,194.6	18,874.0
Research & development revenues	6	3.5	116.0	102.7
Total revenues		3,819.0	17,310.6	18,976.7

Cost of sales	7.1	(599.8)	(2,995.0)	(2,911.5)
Research and development expenses	7.1	(1,783.1)	(1,537.0)	(949.2)
Sales and marketing expenses	7.1	(62.7)	(59.5)	(50.4)
General and administrative expenses (1)	7.1	(495.0)	(481.7)	(276.8)
Other operating expenses (1)	7.2	(293.0)	(410.0)	(103.4)
Other operating income	7.3	105.0	815.3	598.4
Operating income		690.4	12,642.7	15,283.8

Finance income	7.4	519.6	330.3	67.7
Finance expenses	7.5	(23.9)	(18.9)	(305.1)
Profit before tax		1,186.1	12,954.1	15,046.4

Income taxes	8	(255.8)	(3,519.7)	(4,753.9)
Profit for the period		930.3	9,434.4	10,292.5

Earnings per share
Basic earnings for the period per share	9	3.87	38.78	42.18
Diluted earnings for the period per share	9	3.83	37.77	39.63
(1)    Adjustments to prior-year figures due to change in functional allocation of general and administrative expenses and other operating expenses (see Note 7.2).
The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

		Years ended December 31,
		2023	2022	2021
(in millions €)	Note
Profit for the period		930.3	9,434.4	10,292.5

Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods, net of tax
Exchange differences on translation of foreign operations		(19.8)	11.2	8.4
Net other comprehensive income / (loss) that may be reclassified to profit or loss in subsequent periods		(19.8)	11.2	8.4

Other comprehensive loss that will not be reclassified to profit or loss in subsequent periods, net of tax
Net gain on equity instruments designated at fair value through other comprehensive income		3.7	10.5	—
Remeasurement gain on defined benefit plans		0.3	0.6	0.3
Net other comprehensive income that will not be reclassified to profit or loss in subsequent periods		4.0	11.1	0.3

Other comprehensive income / (loss) for the period, net of tax		(15.8)	22.3	8.7

Comprehensive income for the period, net of tax		914.5	9,456.7	10,301.2
The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Financial Position

		December 31,	December 31,
(in millions €)		2023	2022
Assets	Note
Non-current assets
Goodwill	10	362.5	61.2
Other intangible assets	10	804.1	158.5
Property, plant and equipment	11	757.2	609.2
Right-of-use assets	20	214.4	211.9
Other financial assets	12	1,176.1	80.2
Other non-financial assets	14	83.4	6.5
Deferred tax assets	8	81.3	229.6
Total non-current assets		3,479.0	1,357.1
Current assets
Inventories	13	357.7	439.6
Trade and other receivables	12	2,155.7	7,145.6
Contract assets	6	4.9	—
Other financial assets	12	4,885.3	189.4
Other non-financial assets	14	280.9	271.9
Income tax assets	8	179.1	0.4
Cash and cash equivalents	12	11,663.7	13,875.1
Total current assets		19,527.3	21,922.0
Total assets		23,006.3	23,279.1

Equity and liabilities
Equity
Share capital	15	248.6	248.6
Capital reserve	15	1,229.4	1,828.2
Treasury shares	15	(10.8)	(5.3)
Retained earnings		19,763.3	18,833.0
Other reserves	16	(984.6)	(848.9)
Total equity		20,245.9	20,055.6
Non-current liabilities
Lease liabilities, loans and borrowings	12	191.0	176.2
Other financial liabilities	12	38.8	6.1
Income tax liabilities	8	—	10.4
Provisions	17	8.8	8.6
Contract liabilities	6	398.5	48.4
Other non-financial liabilities	19	13.1	17.0
Deferred tax liabilities	8	39.7	6.2
Total non-current liabilities		689.9	272.9
Current liabilities
Lease liabilities, loans and borrowings	12	28.1	36.0
Trade payables and other payables	12	354.0	204.1
Other financial liabilities	12	415.2	785.1
Refund liabilities	6	—	24.4
Income tax liabilities	8	525.5	595.9
Provisions	17	269.3	367.2
Contract liabilities	6	353.3	77.1
Other non-financial liabilities	19	125.1	860.8
Total current liabilities		2,070.5	2,950.6
Total liabilities		2,760.4	3,223.5
Total equity and liabilities		23,006.3	23,279.1
The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Stockholders’ Equity

		Equity attributable to equity holders of the parent
(in millions €)	Note	Share capital	Capital reserve	Treasury shares	Retained earnings	Other reserves	Total equity
As of January 1, 2021		246.3	1,514.5	(4.8)	(409.6)	25.4	1,371.8
Profit for the period		—	—	—	10,292.5	—	10,292.5
Other comprehensive income		—	—	—	—	8.7	8.7
Total comprehensive income		—	—	—	10,292.5	8.7	10,301.2
Issuance of treasury shares	15	—	162.6	1.0	—	—	163.6
Transaction costs		—	(2.7)	—	—	—	(2.7)
Share-based payments	16	—	—	—	—	59.8	59.8
As of December 31, 2021		246.3	1,674.4	(3.8)	9,882.9	93.9	11,893.7
Profit for the period		—	—	—	9,434.4	—	9,434.4
Other comprehensive income		—	—	—	—	22.3	22.3
Total comprehensive income		—	—	—	9,434.4	22.3	9,456.7
Issuance of share capital	15	0.5	67.1	—	—	—	67.6
Redemption of convertible note	12	1.8	233.2	—	—	—	235.0
Share repurchase program	15	—	(979.5)	(6.9)	—	—	(986.4)
Transaction costs		—	(0.1)	—	—	—	(0.1)
Dividends	15	—	—	—	(484.3)	—	(484.3)
Share-based payments	16	—	833.1	5.4	—	(1,519.8)	(681.3)
Deferred taxes	8	—	—	—	—	554.7	554.7
As of December 31, 2022		248.6	1,828.2	(5.3)	18,833.0	(848.9)	20,055.6
Profit for the period		—	—	—	930.3	—	930.3
Other comprehensive loss		—	—	—	—	(15.8)	(15.8)
Total comprehensive profit / (loss)		—	—	—	930.3	(15.8)	914.5
Share repurchase program	15	—	(731.6)	(6.9)	—	—	(738.5)
Share-based payments	16	—	30.2	0.3	—	(15.1)	15.4
Current and deferred taxes	8	—	—	—	—	(104.8)	(104.8)
Treasury shares used for acquisition of business combination	5	—	102.6	1.1	—	—	103.7
As of December 31, 2023		248.6	1,229.4	(10.8)	19,763.3	(984.6)	20,245.9

Consolidated Statements of Cash Flows

	Years ended December 31,
	2023	2022	2021
(in millions €)
Operating activities
Profit for the period	930.3	9,434.4	10,292.5
Income taxes	255.8	3,519.7	4,753.9
Profit before tax	1,186.1	12,954.1	15,046.4
Adjustments to reconcile profit before tax to net cash flows:
Depreciation and amortization of property, plant, equipment, intangible assets and right-of-use assets	183.4	123.3	75.2
Share-based payment expenses	51.4	108.6	93.9
Net foreign exchange differences	(298.0)	625.5	(387.5)
Loss on disposal of property, plant and equipment	3.8	0.6	4.6
Finance income excluding foreign exchange differences	(519.6)	(265.3)	(1.5)
Finance expense excluding foreign exchange differences	7.9	18.9	305.2
Movements in government grants	2.4	0.3	(89.0)
Other non-cash income / (loss)	—	—	(2.2)
Net (gain) / loss on derivative instruments at fair value through profit or loss	175.5	(241.0)	57.3
Working capital adjustments:
Decrease / (increase) in trade and other receivables, contract assets and other assets	5,374.0	4,369.9	(11,808.1)
Decrease / (increase) in inventories	81.9	62.9	(438.4)
Increase in trade payables, other financial liabilities, other liabilities, contract liabilities, refund liabilities and provisions	118.9	85.7	1,516.1
Interest received and realized gains from cash and cash equivalents	258.2	29.3	1.2
Interest paid and realized losses from cash and cash equivalents	(5.4)	(21.5)	(12.2)
Income tax paid	(482.9)	(4,222.1)	(3,457.9)
Share-based payments	(766.2)	(51.8)	(13.4)
Net cash flows from operating activities	5,371.4	13,577.4	889.7

Investing activities
Purchase of property, plant and equipment	(249.4)	(329.2)	(127.5)
Proceeds from sale of property, plant and equipment	(0.7)	0.6	3.4
Purchase of intangible assets and right-of-use assets	(455.4)	(34.1)	(26.5)
Acquisition of subsidiaries and businesses, net of cash acquired	(336.9)	—	(20.8)
Investment in other financial assets	(7,128.4)	(47.8)	(19.5)
Proceeds from maturity of other financial assets	1,216.3	375.2	(375.2)
Net cash flows used in investing activities	(6,954.5)	(35.3)	(566.1)

Financing activities
Proceeds from issuance of share capital and treasury shares, net of costs	—	110.5	160.9
Proceeds from loans and borrowings	0.3	0.8	—
Repayment of loans and borrowings	(0.1)	(18.8)	(52.6)
Payments related to lease liabilities	(40.3)	(41.1)	(14.1)
Share repurchase program	(738.5)	(986.4)	—
Dividends	—	(484.3)	—
Net cash flows from / (used in) financing activities	(778.6)	(1,419.3)	94.2

Net increase / (decrease) in cash and cash equivalents	(2,361.7)	12,122.8	417.8
Change in cash and cash equivalents resulting from exchange rate differences	(14.5)	60.1	64.7
Change in cash and cash equivalents resulting from other valuation effects	164.8	(0.5)	—
Cash and cash equivalents at the beginning of the period	13,875.1	1,692.7	1,210.2
Cash and cash equivalents as of December 31	11,663.7	13,875.1	1,692.7
The accompanying notes form an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements
1    Corporate Information
BioNTech SE is a limited company incorporated and domiciled in Germany. American Depositary Shares (ADS) representing BioNTech SE’s ordinary shares have been publicly traded on the Nasdaq Global Select Market since October 10, 2019. The registered office is located in Mainz, Germany (An der Goldgrube 12, 55131 Mainz). BioNTech SE is registered in the commercial register B of the Mainz Local Court under the number HRB 48720. The accompanying consolidated financial statements, which were prepared in accordance with International Financial Reporting Standards (IFRS), present the financial position and the results of operations of BioNTech SE and its subsidiaries, hereinafter also referred to as “BioNTech,” the “Group,” “we” or “us.”
Our consolidated financial statements for the year ended December 31, 2023, were authorized for issue in accordance with a resolution of the Supervisory Board on March 19, 2024.
2    Significant Accounting Policies
2.1    Basis of Preparation
General
The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).
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
The Group controls an investee if, and only if, the Group has
•power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee);
•exposure, or rights, to variable returns from its involvement with the investee; and
•the ability to use its power over the investee to affect its returns.
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
2.3    Summary of Material Accounting Policies
2.3.1    Foreign Currencies
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

An asset is current when it is either: (i) expected to be realized or intended to be sold or consumed in the normal operating cycle, (ii) held primarily for the purpose of trading, (iii) expected to be realized within twelve months after the reporting period, or (iv) cash or cash equivalents, unless it is restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period. All other assets are classified as non-current.
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
2.3.3    Revenue from Contracts with Customers
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
Determining Transaction Prices
We apply judgment when determining the consideration that is expected to be received. If the consideration in an agreement includes a variable amount, we estimate the amount of consideration to which we will be entitled in exchange for transferring the goods to the customer. At contract inception, the variable consideration is estimated based on the most likely amount of consideration expected from the transaction and constrained until it is highly probable that a significant revenues reversal in the amount of cumulative revenues recognized will not occur when the associated uncertainty with respect to the variable consideration is subsequently resolved. The estimated revenues are updated at each reporting date to reflect the current facts and circumstances.
Allocation of Transaction Prices
If a contract with a customer contains more than one performance obligation, the transaction price is allocated to each performance obligation based on relative standalone selling prices. We have established the following hierarchy to determine the standalone selling prices.
•Where standalone selling prices for offered licenses, goods or services are observable and reasonably consistent across customers, our standalone selling price estimates are derived from our respective pricing history. However, due to the limited number of customers and the limited company history, this approach can rarely be used.
•Where sales prices for an offering are not directly observable or highly variable across customers, we follow a cost-plus-margin approach.
•For offerings that have highly variable pricing and lack substantial direct costs to estimate based on a cost-plus-margin approach, we allocate the transaction price by applying a residual approach.
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
Revenues based on the collaboration partners’ gross profit, which is shared under the respective collaboration agreements, are recognized based on the sales-based or usage-based royalty exemption; i.e., when the underlying sales occur, which is when the performance obligation has been satisfied. As described further in Note 3, judgment is applied to certain aspects when accounting for the collaboration agreements.
Revenue arrangements that involve two or more partners who contribute to the provision of a specific good or service to a customer are assessed in terms of principal-agent considerations in order to determine the appropriate treatment for the transactions between us and the collaborator and the transactions between us and other third parties. The classification of transactions under such arrangements is determined based on the nature and contractual terms of the arrangement along with the nature of the operations of the participants. Any consideration related to activities in which we are considered the principal, which includes being in control of the good or service before such good or service is transferred to the customer, is accounted for as gross revenues. Any consideration related to activities in which we are considered the agent is accounted for as net revenues.
Revenues from the sale of pharmaceutical and medical products (e.g., COVID-19 vaccine sales and other sales of peptides and retroviral vectors for clinical supply) are recognized when we transfer control of the product to the customer. Control of the product normally transfers when the customer gains physical possession and we have not retained any significant risks of ownership or future obligations with respect to the product. In general, payments from customers are due within 30 days after invoice. However, with respect to our collaboration with Pfizer Inc., or Pfizer, there is a significant time lag between when revenues are recognized and the payments are received. The contractual settlement of the gross profit share has a temporal offset of more than one calendar quarter. As Pfizer’s financial quarter for subsidiaries outside the United States differs from ours, it creates an additional time lag between the recognition of revenues and the payment receipt.
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
2.3.4    Research and Development Expenses
Research and development costs are expensed in the period in which they are incurred. Regarding internal projects, we consider that regulatory approval and other uncertainties inherent in the development of new products preclude the capitalization of internal development expenses as an intangible asset until marketing approval from a regulatory authority is obtained. Payments made to third parties, such as contract research and development organizations as compensation for subcontracted research and development, that are deemed not to transfer intellectual property are expensed as internal research and development expenses in the period in which they are incurred. Such payments are only capitalized if they meet the criteria for recognition of an internally generated intangible asset, usually when marketing approval has been received from a regulatory authority. We have entered into agreements under which third parties grant licenses to us, which are known as in-license agreements. If in-licensing results in consideration for the acquisition of intellectual property that meets the definition of an identifiable asset, this is capitalized as an intangible asset unless the respective intellectual property is mainly used as part of our general ongoing research and development activities without any intent to market the respective product as such. If the transaction also includes research and development services to be provided by the licensor, the share of consideration attributable to these services is recognized in research and development expenses in line with the performance of the services. Sales-based milestone or royalty payments incurred under license agreements after the approval date of the respective pharmaceutical product are recognized as expenses in cost of sales as incurred.
Subsequent internal research and development costs in relation to intellectual property rights are expensed because the technical feasibility of the internal research and development activity can only be demonstrated by the receipt of marketing approval for a related product from a regulatory authority in a major market.
Prior to the second quarter of 2023, we had assessed that inventory produced prior to successful regulatory approval did not meet the criteria for capitalization as an asset, and accordingly expensed the costs of pre-launch inventory as research and development costs. Based on the experience of the past years and the developments since our COVID-19 vaccine was first authorized or approved for emergency or temporary use, our assessment regarding the potential to produce economic benefits changed. Beginning with the second quarter of 2023, pre-launch products from the Comirnaty product family with their potential for economic benefit fulfill the recognition criteria for an asset under the IFRS Conceptual Framework. At each reporting date, the respective inventory is measured at the lower of cost and net realizable value. However, because it is not probable until regulatory approval is obtained, we consider the net realizable value to be zero, as this is the probable amount expected to be realized from its sale until approval is obtained. The write-down is recognized in the statements of profit or loss as research and development expenses. If regulatory approval for a product candidate is obtained, the relevant write-down would be reversed to a maximum of the original cost. Subsequently, inventory is recognized as cost of sales. This reassessment has been treated as a change in estimate and the impacts on current period inventories, cost of sales and research and development expenses are described in Note 7.1.
2.3.5    Government Grants
Government grants and similar grants which are accounted for in accordance with IAS 20 are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as other income on a systematic basis over the periods that the related costs for which the grant is intended to compensate are expensed. When the grant relates to an asset, it is recognized as deferred income within the consolidated statements of financial position. Other income is subsequently recognized in our consolidated statements of profit or loss over the useful life of the underlying asset subject to funding.

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
Deferred tax liabilities are recognized for all taxable temporary differences, except:
•when the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or
•in respect of taxable temporary differences associated with investments in subsidiaries, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.
Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, the carry forward of unused tax credits and unused tax losses can be utilized, except:
•when the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or
•in respect of deductible temporary differences associated with investments in subsidiaries, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.
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
Future Tax Legislation
Based on the Organisation for Economic Co-operation and Development (OECD) Base Erosion and Profit Shifting (BEPS) project to tackle tax avoidance, the OECD/G20 Inclusive Framework (an association of about 140 countries) decided to introduce a global minimum taxation for large multinational groups (known as Pillar 2). The Global Anti-Base Erosion Rules are intended to ensure that large multinational groups pay a minimum level of tax on the income arising in each jurisdiction where they operate. In December 2021, the OECD published its Model Rules, which serve as a draft bill for implementation into national domestic law, followed by guidelines and commentaries published in March 2022. In December 2022, the EU adopted a corresponding directive (EU 2022/2523) that obliges EU member states to transpose the rules into national domestic law. If the effective tax rate in any jurisdiction is below the minimum rate (15%), the Group may be subject to the so-called top-up tax or a so-called qualified domestic minimum top-up tax.
Several jurisdictions in which the Group operates have transposed the OECD Model Rules into national domestic law and brought them into force. In addition, the Group is closely following the progress of the legislative process in each country in which the Group operates. As of the balance sheet date, the BEPS Pillar 2 regulations (MinBestRL UmsG) had already been transposed into German law (MinStG). The date of application of the law in Germany is for financial years beginning after December 30, 2023. Subsequently, as the OECD Model Rules have entered into force in Germany, the Group is obliged to file top-up tax information returns for all entities which are part of the Group, beginning in financial year 2024. The Group falls within the scope of these regulations. The Group carried out an analysis as of the reporting date to determine the fundamental impact and the jurisdictions in which the Group is exposed to possible effects in connection with a Pillar 2 top-up tax.
Based on this analysis, no countries were identified in which the Group would be materially affected by a Pillar 2 top-up tax. Consequently, the average effective Group tax rate would not have changed if the Pillar 2 legislation had already been in force on the balance sheet date. BioNTech applies the exception in IAS 12, according to which no deferred tax assets and liabilities in connection with the second income taxes of the second pillar of the OECD are recognized and no disclosures are made.
2.3.7    Business Combinations and Goodwill
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
After initial recognition, goodwill is tested at least annually or when there is an indication for impairment. See Note 2.3.10. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill has been allocated to a cash-generating unit (CGU) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed of in these circumstances is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.
2.3.8    Intangible Assets
Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses.
The portion of the consideration in in-licensing agreements paid by us to acquire intellectual property is recognized as an intangible asset. If in-licensing includes research and development services, the share of consideration attributable to these services is deferred and recognized in research and development expenses according to the utilization thereof. Payments depending on the achievement of specific milestones as part of the purchase of intangible assets, except for intangible assets acquired in a business combination, are recognized as subsequent acquisition cost of the intangible asset and as a financial liability once the milestone is reached.
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
Intangible assets with indefinite useful lives are tested for impairment at least annually, or when there is an indication for impairment, either individually or at the level of a cash-generating unit (see Note 2.3.10 for further details). In the case of intangible assets not yet available for use, the point in time from which a capitalized asset can be expected to generate economic benefit for the Group cannot be determined. Such assets are not amortized, and therefore classified as having an indefinite useful life. The intangible assets not yet available for use are tested for impairment annually, or when there is an indication for impairment on an individual basis. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.
We have classified advanced payments on intangible assets as intangible assets that are not yet ready for use. Advanced payments on intangible assets are tested for impairment on an annual basis.
An intangible asset is derecognized upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statements of profit or loss.
See Note 2.3.4 for further details in connection with our accounting of internally generated intangible assets.

2.3.9    Property, Plant and Equipment
Construction in progress is stated at cost. Property, plant and equipment are stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. Such cost includes the cost of replacing part of the property, plant and equipment if the recognition criteria are met. All other repair and maintenance costs are expensed as incurred.
Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Property, plant and equipment	Useful life (years)
Buildings	10-33
Equipment, tools and installations	7-18
Operating and business equipment has a useful life of 1-10 years and is reported under equipment, tools and installations due to immateriality.
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
2.3.10    Impairment of Non-Financial Assets
At each reporting date, we assess whether there is an indication that a non-financial asset may be impaired. Goodwill is tested for impairment at least annually. Impairment is determined for goodwill by assessing the recoverable amount of each cash-generating unit (or group of CGUs) to which the goodwill relates. If any indication exists, or when annual impairment testing is performed, we estimate the asset’s or CGU’s recoverable amount. The recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If the asset does not generate independent cash inflows, the impairment test is performed for the smallest group of assets that generate largely independent cash inflows from other assets (CGU). When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or the non-current assets of the CGU are considered impaired and written down to their recoverable amount.
Impairment losses are recognized in the consolidated statements of profit or loss in expense categories consistent with the function of the impaired asset.
Intangible assets with an indefinite useful life are tested for impairment annually at the CGU level, as appropriate, and when circumstances indicate that the carrying value may be impaired.
Intangible assets not yet available for use are not amortized, but rather tested for impairment when a triggering event arises or at least once a year. The identification of triggering events takes place on a quarterly or on an ad hoc basis with the involvement of the responsible departments, taking internal and external information sources into consideration. The impairment test is performed annually or if there are indications of impairment by determining the asset’s value in use. In assessing value in use, the estimated discounted future cash flows are based on long-term forecast calculations reflecting the asset’s estimated product life cycles. The assumptions are based on internal estimates along with external market studies. The result of the valuation depends to a large extent on the estimates by the management of the future cash flows of the assets and the discount rate applied, and is therefore subject to uncertainty.
2.3.11    Financial Instruments
A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

i) Financial Assets
Initial Recognition and Measurement
Financial assets mainly include money market funds, bank deposits and reverse repos, security investments, trade receivables, cash at banks as well as equity investments. Financial assets are initially measured at fair value as of the trade date and – depending on their classification – subsequently measured at amortized cost, fair value through other comprehensive income (OCI) or fair value through profit or loss.
Subsequent Measurement
The measurement of financial assets depends on their classification, as described below.
Financial Assets Measured at Amortized Cost
Financial assets measured at amortized cost include trade receivables and other financial assets are generally measured using the effective interest rate (EIR) method. With respect to trade receivables, we applied the practical expedient, which means that they are measured at the transaction price determined in accordance with IFRS 15. Refer to the accounting policies in Note 2.3.3. Other financial assets measured at amortized cost are held to collect contractual cash flows, which are solely payments of principal and interest. Gains and losses are recognized in our consolidated statements of profit or loss when the financial asset is derecognized, modified or impaired.
Financial Assets Designated at Fair Value through OCI (Equity Instruments)
Upon initial recognition, we can irrevocably elect to classify equity investments as equity instruments designated at fair value through OCI if they meet the definition of equity under IAS 32 and are not held for trading. The classification is determined on an instrument-by-instrument basis. Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognized as other income in the consolidated statements of profit or loss when the right of payment has been established. Equity instruments designated at fair value through OCI are not subject to impairment assessment. We elected to irrevocably classify our non-listed and listed equity investments under this category. They are recognized using trade date accounting.
Financial Assets at Fair Value through Profit or Loss
Derivatives not designated as hedging instruments are measured at fair value through profit or loss. A financial asset exists if the derivative has a positive fair value.
Derecognition
A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the consolidated statements of financial position) when the rights to receive cash flows from the asset have expired or have been transferred in terms of fulfilling the derecognition criteria.
Impairment of Financial Assets
An allowance for expected credit losses (ECLs) is considered for all non-derivative financial debt investments, including cash, time deposits and debt securities of the Group. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all of the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.
Since our financial debt investments are considered to be investments with low risk, the expected credit loss in the upcoming twelve months is used to determine the impairment loss. Wherever a considerable increase in the default risk is assumed, the lifetime expected credit loss of the financial asset is considered.
For trade receivables and contract assets, the Group applies a simplified approach in calculating ECLs. This means that the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. We have established an ECL model that is based on the probability of default (PD), considers the respective country default probabilities and takes the maturities into account. In order to determine the PD of companies, we use the maturities of the trade receivables and the score of the companies.

If there is objective evidence that certain trade receivables or contract assets are fully or partially impaired, additional loss allowances are recognized to account for expected credit losses. A debtor’s creditworthiness is assumed to be impaired if there are objective indications that the debtor is in financial difficulties, such as the disappearance of an active market for its products or impending insolvency.
ii) Financial Liabilities
Financial liabilities are generally measured at amortized cost using the effective interest rate (EIR) method. Derivatives with negative fair values not designated as hedging instruments and liabilities for contingent consideration in business combinations are measured at fair value.
All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.
Financial liabilities measured at amortized cost include loans and borrowings, trade payables and other financial liabilities. They are measured at amortized cost using the EIR method. Gains and losses are recognized in the consolidated statements of profit or loss when the liabilities are derecognized as well as through the EIR amortization process.
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
iii) Expenses and Income from Exchange Forward Contracts
Effects from foreign exchange forward contracts, which are measured at fair value through profit or loss, are shown as either other operating income or other operating expenses on a cumulative basis and might switch between those two items during the year-to-date reporting periods.
2.3.12    Fair Value Measurement
Fair value is a market-based measurement. For some assets and liabilities, observable market transactions or market information is available. For other assets and liabilities, observable market transactions or market information might not be available. When a price for an identical asset or liability is not observable, another valuation technique is used. To increase consistency and comparability in fair value measurements, there are three levels of the fair value hierarchy:
•Level 1 contains the use of quoted prices in active markets for identical assets or liabilities.
•Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly.
•Level 3 inputs are unobservable.
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
Costs incurred in bringing each product to its present location and condition are accounted for as follows:
•raw materials and supplies: purchase cost on a first-in / first-out basis; or
•unfinished goods and finished goods: cost of direct materials and labor, including both internal manufacturing and third-party contract manufacturing organizations, or CMOs, and a proportion of manufacturing overheads based on the normal operating capacity, but excluding borrowing costs.
Net realizable value is the estimated selling price in the ordinary course of business less estimated costs of completion and the estimated costs necessary to make the sale. Write-offs are recorded if inventories are expected to be unsaleable, do not fulfill the specification defined by our quality standards or if their shelf-life has expired. For our inventories subject to the collaboration partners’ gross profit share mechanism, we consider the contractual compensation payments in the estimate of the net realizable value.
Beginning with the second quarter of 2023, pre-launch products from the Comirnaty product family with their potential for economic benefit fulfill the recognition criteria for an asset under the IFRS Conceptual Framework. At each reporting date, the respective inventory is measured at the lower of cost and net realizable value. However, because is not probable until regulatory approval is obtained, we consider the net realizable value to be zero, as this is the probable amount expected to be realized from its sale until approval is obtained (see also Note 2.3.4 for further information on our assessment regarding the potential of our pre-launch products to produce economic benefits).
2.3.14    Cash and Cash Equivalents
Cash and cash equivalents comprise cash at banks and on hand and short-term investments that we consider to be highly liquid (including deposits, money market funds and reverse repos) with an original maturity of three months or less that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value. Deposits with an original maturity of more than three months are recognized as other financial assets.
2.3.15    Treasury Shares
We apply the par value method to our repurchases of outstanding American Depositary Shares, or ADSs. Accordingly, the nominal value of acquired treasury shares is deducted from equity and shown in the separate item “Treasury shares”. Any premium paid in excess of the nominal value of a repurchased ADS is deducted from the capital reserve. On the trade date, we recognize a liability, and on the settlement date, we settle in cash. We recognize the foreign exchange differences that may occur between the trade and settlement date as profit or loss.
2.3.16    Leases
At the inception of a contract, we assess whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, we assess whether:
•the contract involves the use of an identified asset – this may be specified explicitly or implicitly and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;
•we have the right to obtain substantially all of the economic benefits from the use of the asset throughout the period of use; and
•we have the right to direct the use of the asset. We possess this right when we hold the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decision about how and for what purpose the asset is used is predetermined, the Group has the right to direct the use of the asset if either:
◦we have the right to operate the asset; or
◦we designed the asset in a way that predetermines how and for what purpose it will be used.

At inception or on reassessment of a contract that contains a lease component, the consideration in the contract is allocated to each lease component on the basis of their relative standalone prices. However, for leases of land and buildings in which we are a lessee, we have elected not to separate non-lease components, and instead account for the lease and non-lease components as a single lease component.
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
Lease payments included in the measurement of the lease liability comprise the following:
•fixed payments, including in-substance fixed payments;
•variable lease payments that depend on an index or a rate, initially measured using the index or rate as of the commencement date;
•amounts expected to be payable under a residual value guarantee; and
•the exercise price under a purchase option that is reasonably certain to be exercised, lease payments in an optional renewal period if it is reasonably certain that the extension option is exercised, and penalties for early termination of a lease unless it is reasonably certain that the contract will not be terminated early.
The lease liability is subsequently measured at amortized cost using the EIR method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if we change our assessment of whether we will exercise a purchase, extension or termination option. When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in the consolidated statements of profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.
Right-of-use assets are presented separately and lease liabilities are presented under “Financial liabilities” in the consolidated statements of financial position.
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
2.3.17    Provisions
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
2.3.18    Share-Based Payments
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
These costs are recognized in cost of sales, research and development expenses, sales and marketing expenses or general and administrative expenses, together with a corresponding increase in equity (other reserves) or other liabilities, over the period in which the service is provided (the vesting period). The cumulative expense recognized for cash- and equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired, and also reflects the best estimate of the number of equity instruments expected to ultimately vest.
Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of our best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an award, but without an associated service requirement, are considered to be non-vesting conditions. Non-vesting conditions are reflected in the fair value of an award and lead to an immediate expensing of an award unless there are also service and/or performance conditions.
If we have a choice of settling either in cash or by providing equity instruments, the rights granted are accounted for as an equity-settled transaction, unless there is a present obligation to settle in cash.
If, due to local tax regulations, an amount is withheld for the employee’s tax obligations and paid directly to the tax authorities in cash on the employee’s behalf, the entire share-based payment program remains an equity-settled plan based on the IFRS 2 classification. Accordingly, the amount withheld for the employee’s tax obligations expected to be paid directly to the tax authorities is reclassified from “Other reserves” to “Other non-financial liabilities”.

2.3.19    Cash Dividend
We recognize a liability to pay a dividend when the distribution is authorized. As per the corporate laws of Germany, a distribution is authorized when it is approved by the general shareholder meeting. A corresponding amount is recognized directly in equity.
2.4    Standards Applied for the First Time
In 2023, the following potentially relevant new and amended standards and interpretations became effective, but did not have a material impact on our consolidated financial statements:

Standards / Interpretations	Date of application
IFRS 17 Insurance Contracts	January 1, 2023
Amendments to IFRS 17 Insurance contracts: Initial Application of IFRS 17 and IFRS 9 – Comparative Information	January 1, 2023
Amendments to IAS 1 and IFRS Practice Statement 2: Disclosure of Accounting Policies	January 1, 2023
Amendments to IAS 8 Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates	January 1, 2023
Amendments to IAS 12 Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction	January 1, 2023
Amendments to IAS 12 Income taxes: International Tax Reform – Pillar Two Model Rules	January 1, 2023
2.5    Standards Issued but Not Yet Effective
The new and amended standards and interpretations that are issued but not yet effective by the date of issuance of the financial statements and that might have an impact on our financial statements are disclosed below. We have not adopted any standards early and intend to adopt these new and amended standards and interpretations, if applicable, when they become effective.

Standards / Interpretations	Date of application
Amendments to IFRS 16 Leases: Lease Liability in a Sale and Leaseback	January 1, 2024
Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures: Supplier Finance Arrangements	January 1, 2024
Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current	January 1, 2024
Amendments to IAS 1 Presentation of Financial Statements: Non-current Liabilities with Covenants	January 1, 2024
Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability	January 1, 2025
We do not expect a significant impact from the application of any of these standards and amendments.
3    Significant Accounting Judgements, Estimates and Assumptions
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
Significant accounting judgments, as well as key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. We based our assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

Revenues from Contracts with Customers
We applied the following judgments, estimates and assumptions that significantly affect the determination of the amount and timing of revenues from contracts with customers:
Identification and Determination of Performance Obligations
We generate revenues from collaboration and license agreements, which contain multiple elements, including licenses to use, research, develop, manufacture and commercialize candidates and products, research and development services as well as obligations to develop and manufacture preclinical and clinical material and products. We determined that those collaboration and license agreements qualify as contracts with customers. A contract is an agreement between two or more parties that establishes enforceable rights and obligations. At inception of each agreement, we apply judgment when determining which promises represent distinct performance obligations. If promises are not distinct, they are combined until the bundle of promised goods and services is distinct. For some agreements, this results in accounting for goods and services promised in a collaboration and license agreement as a single performance obligation with a single measure of progress. For these combined performance obligations, we assess which of these promises is the predominant promise to determine the nature of the performance obligation. When licenses are granted, we determined that the grant of the license is the predominant promise within the combined performance obligations. In our view, we grant our customers a right to access or a right to use our intellectual property due to the collaboration and license agreements.
Measurement of the Transaction Price
Our collaboration and license agreements often include variable consideration, which is contingent on the occurrence or non-occurrence of a future event (i.e., reaching a certain milestone). When determining deferred revenues from a collaboration and license agreement, we need to estimate the amount of consideration to which we will be entitled in exchange for transferring the promised goods or services to our customers.
As there are usually only two possible outcomes (i.e., milestone is reached or not), we have assessed that the method of the most likely amount is the best method to predict the amount of consideration to which we will be entitled. At contract inception, the most likely amount for milestone payments is estimated to be zero. We have assessed that the likelihood of achieving the respective milestone decreases depending on how far the expected date of achieving the milestone lies in the future. At each reporting date, we use judgment to determine when to include variable consideration in the transaction price in such a way that it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with respect to the variable consideration is subsequently resolved. We have concluded that future milestone payments are fully constrained at the end of the current financial year.
Future milestone payments would become unconstrained upon the satisfaction of the milestone event, specifically a development event, regulatory approval or achievement of a sales milestone.
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
Upfront payments and reimbursement for expenses are initially deferred on our consolidated statements of financial position. We assessed that no significant financing component exists within our collaboration agreements since the overall business purpose of advanced payments is to support the payment structure rather than to provide a significant benefit of financing. For performance obligations in which the costs vary based on progress, an input-based measure that takes into account cost incurred is the most reliable indicator of the progress of the related research activities. In other cases, revenue recognition on a straight-line basis may be the most reliable indicator of our performance toward complete satisfaction. If the contractual activities progress, the achievement of development milestones will be used to measure the progress toward complete satisfaction. We evaluate the measure of progress in each reporting period and, if necessary, adjust the measure of performance and related revenue recognition. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenues and net profit or loss in the period of adjustment.

Upon successfully commercializing a pharmaceutical product, the collaboration and license agreements also provide for additional profit-sharing or tiered royalties earned when customers recognize net sales of licensed products as well as sales milestone payments. Revenue is recognized based on the sales-based or usage-based royalty exemption; i.e., when, or as, the underlying sales occur, which is when the performance obligation has been satisfied.
Principal-Agent Considerations
Collaboration agreements that involve two or more partners who contribute to the provision of a specific good or service to a customer are assessed in terms of principal-agent considerations. Under our current collaboration agreements, the allocation of marketing and distribution rights defines territories in which the collaboration partner acts as a principal in each case. We recognize revenue net based on the collaboration partners’ gross profit in territories where the partner is responsible for supply, and on a gross basis when directly supplying our customers in our territories when control has been transferred. Amounts paid to collaboration partners for their share of our profits earned where we are the principal in the transaction are recorded as cost of sales.
Pfizer Agreement Characteristics
With respect to our collaboration with Pfizer, commercial revenues are recognized based on our collaboration partner’s gross profit from COVID-19 vaccine sales, which is shared under the respective collaboration agreement. In determining commercial revenues pursuant to this collaboration agreement, we are reliant on our collaboration partner for details regarding its gross profit for the period at hand. Some of the information which our collaboration partner provides us with to identify the gross profit is, by necessity, preliminary and subject to change.
Pfizer’s gross profit share is calculated based on sales and takes into account transfer prices. The latter include manufacturing and shipping costs, which represent standard prices and include mark-ups on manufacturing costs as specified by the terms of the agreement. Manufacturing and shipping cost variances were considered as far as those have been identified. Nevertheless, those input parameters may be adjusted once actual costs are determined. The sales as reported by Pfizer have been used to estimate license obligations in terms of royalties and sales milestones. Sales milestones and royalties are recognized as they are earned by the partners. Sales milestones are shared equally, while royalty payments are borne by the partners on the basis of revenues in the territories for which the partners are responsible and subsequently deducted as cost under the gross profit shared. The estimated royalty fees applied to net sales reflect the license obligations to the extent currently identified from third-party contractual arrangements. Changes in estimates are accounted for prospectively, when determined.
Manufacturing cost variances include expenses from unused contract manufacturing capacities and overstock inventories finally scrapped. As only materialized costs – which means manufacturing capacities finally lapsed or inventories finally scrapped – are shared with the partner in a cash-effective manner, the gross profit share impact is anticipated once assessed as being highly probable to occur. Therefore, information on Pfizer’s write-downs of inventories is considered. Any changes to this assessment will be recognized prospectively.
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
For contract balances related to the Pfizer agreement, see Note 6. Judgment is required in determining whether a right to consideration is unconditional and thus qualifies as a receivable.
Provisions and Contingencies
We are currently confronted with a number of claims and legal proceedings. They include claims from third parties demanding indemnification for alleged infringement of a third-party patent or other intellectual proprietary rights, as well as product liability claims. In respect of these matters, we assess whether provisions must be recorded and whether contingencies must be reported.
Due to uncertainties relating to these matters, provisions and contingencies are based on the best information available.

Significant judgment is required in the determination of whether and when a provision is to be recorded and what the appropriate amount for such provision should be. Notably, judgment is required in the following areas:
•Determining whether an obligation exists
•Determining the probability of an outflow of economic benefits
•Determining whether the amount of an obligation is reliably estimable
•Estimating the amount of the expenditure required to settle the present obligation
At the end of each reporting period, we reassess the potential obligations related to our pending claims and litigation and adjust our respective provisions and contingencies to reflect the current best estimate. In addition, we monitor and evaluate new information that we receive after the end of the respective reporting period, but before the consolidated financial statements are authorized for issue, in order to determine whether this provides additional information regarding conditions that existed at the end of the reporting period. Changes to estimates, assumptions and outcomes compared to previous estimates and assumptions could require material adjustments to the carrying amounts of the respective provisions recorded and additional provisions.
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
For further disclosures and carrying amounts relating to provisions as well as contingencies, see Note 17 and Note 18.
Research and Development Expenses
The nature of our business and primary focus of our activities, including development of our platforms and manufacturing technologies, generate a significant amount of research and development expenses. Research costs are expensed as incurred. Development expenditures on an individual project are recognized as an intangible asset if, and only if, the capitalization criteria are met. Based on our assessment, we have concluded that, due to the inherent risk of failure in pharmaceutical development and the uncertainty of approval, these criteria are usually not met before regulatory approval is achieved. The related expenditure is reflected in the consolidated statements of profit or loss in the period in which the expenditure is incurred. We have entered into agreements under which third parties grant licenses to us, which are known as in-license agreements. If in-licensing results in consideration for the acquisition of intellectual property that meets the definition of an identifiable asset, this is capitalized as an intangible asset. If the transaction also includes research and development services to be provided by the licensor, the share of consideration attributable to these services is recognized in research and development expenses in line with the performance of the services. The allocation of consideration attributable to the acquisition of intellectual property and consideration attributable to the research and development services provided by the licensor requires management to make judgements and assumptions. These judgments and assumptions can materially affect our research and development expenses.
Business Combinations
In our accounting for business combinations, judgment is required in determining whether an intangible asset is identifiable and whether it should be recorded separately from goodwill. Additionally, estimating the acquisition-date fair values in conjunction with purchase price allocation involves estimation uncertainty and discretionary decisions. The necessary measurements are based on information available on the acquisition date and on expectations and assumptions that have been deemed reasonable by management. These judgments, estimates and assumptions can materially affect our financial position and profit.
Intangible Assets
Significant assumptions and estimates are required to determine the appropriate amount of amortization of intangible assets. They relate in particular to the determination of the underlying useful life. The useful life of an intangible asset is based on our estimates regarding the period over which the intangible asset is expected to generate economic benefits for us.
Significant assumptions and estimates are also required for the identification of a potential need to recognize an impairment loss. These estimates include management’s assumptions regarding future cash flow projections and economic risks that require significant judgment and assumptions about future developments. They can be affected by a variety of factors, including, but not limited to, changes in business strategy, internal forecasts and the estimation of weighted average cost of capital.
Changes to the assumptions underlying our assessment of the impairment of goodwill and intangible assets could require material adjustments to the carrying amount of our recognized goodwill and intangible assets, as well as to the amounts of impairment charges recognized in profit or loss.
Share-Based Payments
Determining the fair value of share-based payment transactions requires the most appropriate valuation for the specific program, which depends on the underlying terms and conditions. We used valuation models such as a binomial or Monte Carlo simulation model for the measurement of the cash- and equity-settled transactions’ fair value, taking into account certain assumptions relating to a number of factors, including the volatility of the stock price, the determination of an appropriate risk-free interest rate, expected dividends and the probability of reaching a minimum hurdle to exercise the relevant options. For awards which were granted prior to the initial public offering, at a time where no quoted market prices existed, the valuation model assumptions included the option’s underlying share price. For awards which were granted after the initial public offering, the grant date’s share prices on the Nasdaq Global Select Market were included in the valuation.
A fluctuation assumption is applied when estimating the number of equity instruments for which service conditions are expected to be satisfied and will be revised if material differences arise. Ultimately, a true-up to the number satisfied by the settlement date will be recorded.
For further disclosures relating to share-based payments, see Note 16.
Income Taxes
We are subject to income taxes in more than one tax jurisdiction. Due to the increasing complexity of tax laws and the corresponding uncertainty regarding the legal interpretation by the fiscal authorities, tax calculations are generally subject to an elevated amount of uncertainty. To the extent necessary, possible tax risks are taken into account in the form of provisions.
We do not recognize or we would impair deferred tax assets if it is unlikely that a corresponding amount of future taxable profit will be available against which the deductible temporary differences, tax loss carry forwards and tax credits can be utilized. The assessment whether a deferred tax asset can be recognized or is impaired requires significant judgment, as we need to estimate future taxable profits to determine whether the utilization of the deferred tax asset is probable. In evaluating our ability to utilize our deferred tax assets, we consider all available positive and negative evidence, including the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable. Based on the requirements in IAS 12, to not place reliance on future events that are uncertain as they for example cannot be controlled, managements assessment takes particular into account the fact that there is an inherent risk of failure in pharmaceutical development and an uncertainty of approval which is dependent on external regulatory agencies’ opinions. This also includes management’s assessment on the character and amounts of taxable future profits, the periods in which those profits are expected to occur, and the availability of tax planning opportunities.
Our management continued to take the view that deferred tax assets on tax losses carried forward that relate to subsidiaries which have a loss-making history cannot be recognized. This includes the assessment that those subsidiaries have neither any taxable temporary differences nor any tax planning opportunities available that could support the recognition of deferred tax assets.
For further disclosures relating to deferred taxes, see Note 8.

4    Group Information
Information about Subsidiaries
The consolidated financial statements include the following subsidiaries:

			% equity interest
Name	Country of incorporation	Registered office	December 31, 2023	December 31, 2022
BioNTech BioNTainer Holding GmbH	Germany	Mainz	100%	100%
BioNTech Cell & Gene Therapies GmbH	Germany	Mainz	100%	100%
BioNTech Delivery Technologies GmbH	Germany	Halle	100%	100%
BioNTech Diagnostics GmbH	Germany	Mainz	100%	100%
BioNTech Europe GmbH	Germany	Mainz	100%	100%
BioNTech Idar-Oberstein Services GmbH	Germany	Idar-Oberstein	100%	100%
BioNTech Individualized mRNA Manufacturing GmbH	Germany	Mainz	100%	100%
BioNTech Innovation and Services Marburg GmbH	Germany	Marburg	100%	100%
BioNTech Innovation GmbH	Germany	Mainz	100%	100%
BioNTech Innovative Manufacturing Services GmbH	Germany	Idar-Oberstein	100%	100%
BioNTech Manufacturing GmbH	Germany	Mainz	100%	100%
BioNTech Manufacturing Marburg GmbH	Germany	Marburg	100%	100%
BioNTech Real Estate Holding GmbH	Germany	Holzkirchen	100%	100%
BioNTech Real Estate Verwaltungs GmbH	Germany	Holzkirchen	100%	100%
InstaDeep DE GmbH	Germany	Berlin	100%	n/a(2)
JPT Peptide Technologies GmbH	Germany	Berlin	100%	100%
NT Security and Services GmbH	Germany	Mainz	100%	100%
reSano GmbH	Germany	Mainz	100%	100%
BioNTech Australia Pty Ltd.	Australia	Melbourne	100%	100%
BioNTech R&D (Austria) GmbH	Austria	Vienna	100%	100%
BioNTech (Shanghai) Pharmaceuticals Co. Ltd.	China	Shanghai	100%	100%
InstaDeep France SAS	France	Paris	100%	n/a(2)
Biopharma BioNTech Israel Ltd.	Israel	Tel Aviv	100%	n/a(1)
New Technologies Re	Luxembourg	Luxembourg	100%	n/a(1)
InstaDeep Nigeria Limited	Nigeria	Lagos	100%	n/a(2)
BioNTech Rwanda Ltd.	Rwanda	Kigali	100%	100%
BioNTech Sénégal Suarl	Senegal	Dakar	100%	n/a(1)
BioNTech Pharmaceuticals Asia Pacific Pte. Ltd.	Singapore	Singapore	100%	100%
BioNTech Pharmaceuticals Spain S.L	Spain	Barcelona	100%	n/a(1)
BioNTech Switzerland GmbH	Switzerland	Basel	100%	n/a(1)
BioNTech Taiwan Co. Ltd.	Taiwan	Taipei	100%	n/a(1)
InstaDeep Tunisia SARL	Tunisia	Tunis	100%	n/a(2)
BioNTech Turkey Tıbbi Ürünler Ve Klinik Araştirma Ticaret Anonim Şirketi	Türkiye	Istanbul	100%	100%
BioNTech UK Ltd.	United Kingdom	London	100%	100%
InstaDeep Ltd.	United Kingdom	London	100%	5.3%(2)
BioNTech Research and Development, Inc.	United States	Cambridge	100%	100%
BioNTech USA Holding, LLC	United States	Cambridge	100%	100%
BioNTech US Inc.	United States	Cambridge	100%	100%
BioNTech Delivery Technologies (US), LLC	United States	Cambridge	100%	n/a(2)
InstaDeep LLC	United States	Dover	100%	n/a(2)
JPT Peptide Technologies Inc.	United States	Cambridge	100%	100%
(1)    Included during the year ended December 31, 2023.
(2)    Fully acquired during the year ended December 31, 2023.
All entities listed above are included in our consolidated financial statements.

Parent Company
ATHOS KG, Holzkirchen, Germany, is the sole shareholder of AT Impf GmbH, Munich, Germany, and beneficial owner of the following percentage of ordinary shares in BioNTech at the dates as indicated. ATHOS KG via AT Impf GmbH has de facto control over BioNTech based on its substantial shareholding, which practically enables it to exercise the majority of voting rights to pass resolutions at our Annual General Meeting, or AGM.

			Ownership of ordinary shares in BioNTech (in %)
Name	Country of incorporation	Registered office	December 31, 2023	December 31, 2022
AT Impf GmbH	Germany	Munich	43.77%	43.42%
Entity with Significant Influence over the Group
Medine GmbH, Mainz, Germany, owned the following percentage of ordinary shares in BioNTech at the following dates as indicated:

			Ownership of ordinary shares in BioNTech (in %)
Name	Country of incorporation	Registered office	December 31, 2023	December 31, 2022
Medine GmbH	Germany	Mainz	17.01%	17.38%
5    Business Combinations
Acquisition of InstaDeep Ltd.
In July 2023, we acquired InstaDeep Ltd., London, United Kingdom (InstaDeep), a leading global technology company in the field of artificial intelligence (AI) and machine learning, by purchasing 100% of the remaining shares in InstaDeep not already owned by us. The acquisition is intended to create a fully integrated, enterprise-wide capability that leverages AI and machine learning technologies across our therapeutic platforms and operations. InstaDeep also continues to provide its services to clients around the world in diverse industries, including in the technology, transport and logistics, and industrial and financial services sectors.
The completion of the acquisition took place in July 2023. We performed an allocation of the total consideration and the underlying assets acquired (including certain identified intangible assets such as InstaDeep’s DeepChain technology and customer relationships) and liabilities assumed based on their fair values using the information available as of the acquisition date. The total consideration and the fair values in accordance with IFRS 3 of the identified net assets acquired of InstaDeep as of July 31, 2023, are as follows:

Fair value recognized on acquisition
(in millions €)	InstaDeep Ltd.
Assets
Intangible assets	187.6
Property, plant and equipment	2.1
Right-of-use assets	0.7
Trade receivables	2.4
Financial assets - current	52.5
Cash and cash equivalents	21.2
Other assets non-current and current	8.7
Total assets	275.0

Liabilities
Deferred tax liabilities	45.8
Other liabilities long-term and short-term	18.2
Total liabilities	64.0

Total identifiable net assets at fair value	211.0

Goodwill from the acquisition	306.5
Total consideration	517.5

Consideration
Cash paid	358.1
Cash to be paid in 2024	4.0
Designated FX hedge	(8.1)
Shares transferred (approx. 1.1 million shares)	103.7
Contingent consideration	31.8
Previously held non-listed equity investment (stake of 5.3%)	27.9
Total consideration	517.5
The intangible assets acquired comprise DeepChain technology and customer relationships. Their fair values were determined based on the multi-period excess earnings method (MEEM) and amount to €176.0 million and €7.8 million respectively.
The fair value of the shares transferred is determined based on the number of shares transferred and the closing price of the ADSs as of July 31, 2023.
The acquisition of InstaDeep is a step acquisition in accordance with IFRS 3.41-3.42A since we already held a 5.3% interest prior to the acquisition. In prior reporting periods, we recognized changes in the value of this equity interest in other comprehensive income. The amount of the remeasurement to fair value that was recognized in other comprehensive income is recognized on the same basis as would be required if we disposed directly of the previously held equity interest. Based on the total consideration for the acquired shares (94.7%), the value of the already held shares is €27.9 million, which results in a loss of €2.2 million shown in other comprehensive income in the year ended December 31, 2023.

At the acquisition date, the contingent consideration was recognized at its fair value of €31.8 million based on cash flow projections in connection with performance-based future milestone cash payments to eligible shareholders after a three-year earn-out period. The lower end of the bandwidth of possible outcomes of the contingent consideration is zero; the upper limit is €124.6 million. In addition, €12.5 million of potential earn-out payments are considered remuneration and will be recognized as personnel expense over a three-year period in which services are to be provided.
Transaction costs of €6.0 million were expensed and are included in general and administrative expenses.
The goodwill mainly comprises the value of expected synergies from including AI and machine learning technologies across our therapeutic platforms and operations and intangible assets that are not recognized separately, such as the acquired skilled workforce and its know-how. Therefore, the goodwill is allocated almost in full to the CGU immunotherapies and to a minor extent to a CGU comprising the external InstaDeep business. The goodwill is not tax deductible.
Deferred tax liabilities relating to temporary differences of the assets acquired in the business combination were recognized in an amount of €45.8 million. In line with the deferred tax liabilities assumed, deferred tax assets relating to temporary differences and tax loss carry forwards which existed as of the acquisition date were recognized. The deferred tax assets and liabilities were offset to the extent that the conditions for offsetting were fulfilled.
Since the acquisition, InstaDeep’s impact on our revenue and profit for the period has been immaterial. Accordingly, hypothetical amounts for our revenue and profit for the financial year, which were calculated on the assumption that the acquisition had taken place at the beginning of the year, would not materially differ from the actual figures reported.

6    Revenues from Contracts with Customers
6.1    Disaggregated Revenue Information
Set out below is the disaggregation of the Group’s revenues from contracts with customers:

	Years ended December 31,
(in millions €)	2023	2022	2021
Commercial revenues	3,815.5	17,194.6	18,874.0
COVID-19 vaccine revenues	3,776.2	17,145.2	18,806.8
Sales to collaboration partners	275.3	1,224.3	970.9
Direct product sales to customers	473.6	3,184.7	3,007.2
Share of collaboration partners’ gross profit and sales milestones	3,027.3	12,736.2	14,828.7
Other sales	39.3	49.4	67.2
Research & development revenues from collaborations	3.5	116.0	102.7
Total	3,819.0	17,310.6	18,976.7
During the year ended December 31, 2023, revenues recognized from Pfizer Inc., or Pfizer (€3,293.0 million) and the German Federal Ministry of Health (€473.6 million), each account for more than 10% of total revenues. During the year ended December 31, 2022, revenues recognized from Pfizer (€13,795.8 million) and the German Federal Ministry of Health (€3,020.5 million) represented more than 10% of total revenues. During the year ended December 31, 2021, revenues recognized from Pfizer (€15,500.0 million) and the German Federal Ministry of Health (€1,945.6 million), accounted for more than 10% of total revenues. During the year ended December 31, 2023, based on the geographic region in which our customers and collaboration partners are located, we mainly recognized revenues in the United States (€3,010.9 million) and Germany (€482.7 million). During the year ended December 31, 2022, the main geographic regions were United States (€12,709.7 million) and Germany (€3,031.0 million). During the year ended December 31, 2021, the main geographic regions were United States (€14,636.5 million), Germany (€2,241.9 million) and Belgium (€675.0 million).
Commercial Revenues
During the year ended December 31, 2023, commercial revenues were recognized from the supply and sales of our COVID-19 vaccine worldwide. During the year ended December 31, 2023, our commercial revenues decreased in line with a lower COVID-19 vaccine market demand. In addition, write-downs by our collaboration partner Pfizer Inc. (Pfizer), significantly reduced our gross profit share and hence negatively influenced our revenues for the year ended December 31, 2023. We are the marketing authorization holder in the United States, the European Union, the United Kingdom, Canada and other countries, and holder of emergency use authorizations or equivalents in the United States (jointly with Pfizer) and other countries. Pfizer has marketing and distribution rights worldwide with the exception of China, Germany and Türkiye. Shanghai Fosun Pharmaceutical (Group) Co., Ltd, or Fosun Pharma, has marketing and distribution rights in China, Hong Kong special administrative region, or SAR, Macau SAR and the region of Taiwan. The allocation of marketing and distribution rights defines territories in which the collaboration partners act as a principal.
Sales to Collaboration Partners
Sales to collaboration partners represent sales of products manufactured by us to collaboration partners. Whenever responsibilities in the manufacturing and supply process of the COVID-19 vaccine shift and the COVID-19 vaccine is transferred, the vaccine is sold from one partner to the other. Under the collaboration with Pfizer, from time to time, those sales are significantly influenced by amounts due to write-downs of inventories as well as costs related to production capacities derived from contracts with CMOs that became redundant. Those costs represent accrued manufacturing variances and are charged to our partner once finally materialized. These manufacturing variances are reflected as transfer price adjustments once identified. The regular reassessment of these manufacturing variances may result in adjustments to the respective prior-period revenues. Sales to collaboration partners during the years ended December 31, 2023, 2022 and 2021 of €74.5 million, €850.0 million and €31.0 million, respectively, related to the aforementioned manufacturing variances.

Direct Product Sales to Customers
Direct product sales are recognized from supplying COVID-19 vaccine in our territories Germany and Türkiye. During the years ended December 31, 2023, 2022 and 2021, we recognized €473.6 million, €3,184.7 million and €3,007.2 million of revenues, respectively. The share of gross profit that we owe our collaboration partner Pfizer based on our sales is recognized as cost of sales.
Share of Collaboration Partners’ Gross Profit and Sales Milestones
Based on COVID-19 vaccine sales in the collaboration partners’ territories, we are eligible to receive a share of their gross profit, which represents a seasonally affected net figure and is recognized as collaboration revenue during the commercial phase, together with sales milestones. Manufacturing cost variances either reflected as transfer price adjustments as described above or resulting from costs highly probable to be incurred by the partner, were taken into account when determining the gross profit. During the year ended December 31, 2021, those revenues included €476.6 million of sales milestones.
The revenues from contracts with customers disclosed above were recognized as follows:

	Years ended December 31,
(in millions €)	2023	2022	2021
Timing of revenue recognition
Goods and services transferred at a point in time	776.3	4,447.2	4,034.3
Goods and services transferred over time	15.4	127.2	113.7
Revenue recognition applying the sales-based or usage-based royalty recognition constraint model(1)	3,027.3	12,736.2	14,828.7
Total	3,819.0	17,310.6	18,976.7
(1)    Represents sales based on the share of the collaboration partners’ gross profit and sales milestones.
6.2    Contract Balances

(in millions €)	December 31, 2023	December 31, 2022
Trade and other receivables	2,155.7	7,145.6
Contract liabilities	751.8	125.5
Refund liabilities	—	24.4
Trade and other receivables significantly decreased compared to the previous year and predominantly comprise trade receivables from our COVID-19 collaboration with Pfizer as well as our direct product sales to customers in our territory. The contractual settlement of the gross profit share has a temporal offset of more than one calendar quarter. As Pfizer’s financial quarter for subsidiaries outside the United States differs from ours, it creates an additional time lag between the recognition of revenues and the payment receipt. Consequently, as of December 31, 2023, our trade receivables included, in addition to the profit share for the fourth quarter of 2023, trade receivables which related to the gross profit share for the third quarter of 2023.
Contract liabilities significantly increased compared to the previous year as advance payments in connection with the amendment of the COVID-19 vaccine purchase agreement with the European Commission, or EC, were received. As of December 31, 2023, the contract liabilities included €386.4 million of such payments under our collaboration with Pfizer (COVID-19 vaccine), €302.3 million from the German Federal Ministry of Health and €62.3 million of remaining upfront fees from our collaboration agreement with Pfizer (Zoster) (as of December 31, 2022: €65.7 million of remaining upfront fees from collaboration and commercial supply agreements and €56.3 million of advance payments for future COVID-19 vaccine sales).

The refund liabilities recognized as of December 31, 2022, represented consideration which was refunded to the collaboration partner during the year ended December 31, 2023.
Set out below is the amount of revenue recognized for the periods indicated:

	Years ended December 31,
(in millions €)	2023	2022	2021
Amounts included in contract liabilities at the beginning of the year	3.5	63.1	73.7
6.3    Performance Obligations
The contract liabilities allocated to the remaining performance obligations from collaboration or commercial supply agreements (unsatisfied or partially unsatisfied) as of year-end are as follows:

(in millions €)	December 31, 2023	December 31, 2022
Within one year	353.3	77.1
More than one year	398.5	48.4
Total	751.8	125.5

7    Income and Expenses
7.1 General Expenses
Cost of Sales
From the year ended December 31, 2022 to the year ended December 31, 2023, cost of sales decreased by €2,395.2 million or 80% from €2,995.0 million to €599.8 million, mainly due to recognizing lower cost of sales from our decreased COVID-19 vaccine sales, which included the share of gross profit that we owe our collaboration partner Pfizer based on our sales. In addition, cost of sales was impacted by expenses arising from inventory write-offs and expenses for production capacities derived from contracts with CMOs that became redundant. The effects were driven by reducing production capacities as well as further fostering the global production network with our collaboration partners during the year ended December 31, 2023. Based on the regulatory approval obtained with respect to our Omicron XBB.1.5-adapted monovalent COVID-19 vaccine during the third quarter of 2023, we reversed the initial write-down of pre-launch inventory recorded in research and development expensed to a maximum of the original cost of €46.9 million. Thereof €27.3 million resulted in cost of sales during the year ended December 31, 2023 as the respective inventory has been either sold or written down. The remainder is presented in inventories as of December 31, 2023 and amounted to €19.6 million. With respect to the year ended December 31, 2022 the amount was nil.
Research and Development Expenses
From the year ended December 31, 2022 to the year ended December 31, 2023, our research and development expenses increased by €246.1 million or 16% from €1,537.0 million to €1,783.1 million, mainly influenced by progressing clinical studies for pipeline candidates as well as by our newly acquired product candidates and the development of variant adapted COVID-19 vaccines. The increase was further driven by an increase in wages, benefits and social security expenses resulting from a significant increase in headcount.
Sales and Marketing Expenses
From the year ended December 31, 2022 to the year ended December 31, 2023, our sales and marketing expenses increased by €3.2 million or 5% from €59.5 million to €62.7 million, mainly due to increased expenses for setup and enhancement of commercial IT platforms and an increase in wages, benefits and social security expenses resulting from an increase in headcount.
General and Administrative Expenses
From the year ended December 31, 2022 to the year ended December 31, 2023, our general and administrative expenses increased by €13.3 million or 3% from €481.7 million to €495.0 million, mainly influenced by increased expenses for IT services as well as by wages, benefits and social security expenses resulting from an increase in headcount.
7.2    Other Operating Expenses

	Years ended December 31,
(in millions €)	2023	2022	2021
Foreign exchange differences, net	252.0	—	—
Loss on derivative instruments at fair value through profit or loss	—	385.5	86.3
Litigation costs(1)	29.4	3.0	9.0
Other	11.6	21.5	8.1
Total	293.0	410.0	103.4
(1)    Adjustments to prior-year figures relate to costs for external legal advice in connection with certain legal litigations from general and administrative expenses to other operating expense to reflect changes in internal reporting also in the external reporting.
During the year ended December 31, 2023, the other expenses increased compared to the year ended December 31, 2022, which was mainly derived from recognizing foreign exchange differences arising on operating items. The foreign exchange differences included in operating expenses primarily arose from valuing our U.S. dollar-denominated trade receivables which were mainly incurred under our COVID-19 collaboration with Pfizer, U.S. dollar-denominated trade payables as well as U.S. dollar-denominated other financial liabilities which mainly relate to obligations incurred from our license agreements.
During the year ended December 31, 2022, the other operating expenses increased compared to the year ended December 31, 2021, mainly from recording the change in fair value of foreign exchange forward contracts that were entered into during the year ended December 31, 2022, to manage some of our transaction exposures but were not designated as hedging instruments under IFRS.
7.3    Other Operating Income

	Years ended December 31,
(in millions €)	2023	2022	2021
Gain on derivative instruments at fair value through profit or loss	67.6	—	5.7
Government grants	2.2	1.4	137.2
Foreign exchange differences, net	—	727.4	446.3
Other	35.2	86.5	9.2
Total	105.0	815.3	598.4
During the year ended December 31, 2023, the other income decreased compared to the year ended December 31, 2022, as foreign exchange differences arising on operating items changed from a positive effect to a negative effect, which is recorded in other operating expenses (see Note 7.2).
During the year ended December 31, 2022, the other income increased compared to the year ended December 31, 2021, which was mainly due to recognizing foreign exchange differences arising on operating items. The foreign exchange differences included in operating income primarily arose from valuing our U.S. dollar-denominated trade receivables which were mainly incurred under our COVID-19 collaboration with Pfizer, U.S. dollar-denominated trade payables as well as U.S. dollar-denominated other financial liabilities which mainly relate to obligations incurred from our license agreements.
7.4    Finance Income

	Years ended December 31,
(in millions €)	2023	2022	2021
Interest income	357.6	48.5	1.5
Fair value adjustments of financial instruments measured at fair value	162.0	216.8	—
Foreign exchange differences, net	—	65.0	66.2
Total	519.6	330.3	67.7
During the year ended December 31, 2023, the finance income increased compared to the year ended December 31, 2022, mainly due to interest income earned on bank deposits and financial securities as well as fair value adjustments in relation to our money market funds.
During the year ended December 31, 2022, the finance income included the final fair value measurement adjustments of the derivative embedded within the convertible note upon the early redemption of the convertible note as of March 1, 2022, the redemption date, as well as interest income from our bank deposits and increased compared to the year ended December 31, 2021.

7.5    Finance Expenses

	Years ended December 31,
(in millions €)	2023	2022	2021
Foreign exchange differences, net	16.0	—	—
Fair value adjustments of financial instruments measured at fair value	—	—	277.8
Other	7.9	18.9	27.3
Total	23.9	18.9	305.1
During the year ended December 31, 2023, the finance expenses increased compared to the year ended December 31, 2022, mainly due to exchange differences derived from our foreign exchange bank deposits and cash accounts.
During the year ended December 31, 2022, the finance expenses decreased compared to the year ended December 31, 2021, mainly due to final settlement of the derivative embedded within the convertible note which led to financial income whereas during the year ended December 31, 2021, expenses in the amount of €277.8 million were derived from the respective fair value measurement adjustment.
7.6    Employee Benefits Expense

	Years ended December 31,
(in millions €)	2023	2022	2021
Wages and salaries	617.8	544.8	345.9
Social security costs	76.7	58.6	31.7
Pension costs	4.1	2.1	1.2
Total	698.6	605.5	378.8
Wages and salaries include, among other things, expenses for share-based payments.
8    Income Tax
Income tax for the years ended December 31, 2023, December 31, 2022, and December 31, 2021, comprised current income taxes, other taxes and deferred taxes. We are subject to corporate taxes, the solidarity surcharge and trade taxes. Our corporate tax rate in the reporting year remained unchanged (15.0%) as did the solidarity surcharge (5.5%) whereas the average trade tax rate changed resulting in a combined income tax rate of 27.1% in the year ended December 31, 2023 (during the years ended December 31, 2022 and 2021: 27.2% and 30.7%, respectively). Deferred taxes are calculated at a rate of 27.1%. Current taxes for Austria are calculated at a corporate tax rate of 24.0%. Austria’s decrease of its corporate tax rate down to 23.0% in 2024 is be recognized from 2023 onwards for deferred taxes. BioNTech USA Holding, LLC is subject to Federal Corporate Income Tax (21.0%) as well as State Income Tax in various state jurisdictions (effective rate of 4.5%). The deferred tax rates calculations basis remained unchanged compared to the previous period.
The following table illustrates the current and deferred taxes for the periods indicated:

	Years ended December 31,
(in millions €)	2023	2022	2021
Current income taxes	243.1	3,629.6	4,535.0
Deferred taxes	12.7	(109.9)	218.9
Income taxes	255.8	3,519.7	4,753.9

The following table reconciles the expected income taxes to the income tax expenses. The expected income taxes were calculated using the combined income tax rate of BioNTech SE applicable to the Group and mentioned above which was applied to profit before taxes to calculate the expected income taxes.

	Years ended December 31,
(in millions €)	2023	2022	2021
Profit before tax	1,186.1	12,954.1	15,046.4

Expected tax credit	321.8	3,529.7	4,622.5

Effects
Deviation due to local tax basis	6.6	8.9	9.1
Deviation due to deviating income tax rate (Germany and foreign countries)	(0.1)	7.3	9.4
Change in valuation allowance	(14.3)	30.6	3.0
Effects from tax losses and tax credits	(66.5)	23.2	19.5
Change in deferred taxes due to tax rate change	(2.4)	(2.3)	(7.5)
Non-deductible expenses	3.1	2.5	90.5
Non tax-effective income	(0.6)	(87.9)	(0.3)
Non tax-effective share-based payment expenses	7.7	8.7	15.5
Tax-effective equity transaction costs	—	—	(1.2)
Adjustment prior year taxes	5.5	(31.5)	(2.9)
Non-tax effective bargain purchase	—	—	(0.7)
Other effects	(5.0)	30.5	(3.0)
Income taxes	255.8	3,519.7	4,753.9
Effective tax rate	21.6%	27.2%	31.6%
On November 15, 2018, we established a share option program pursuant to which we were permitted to grant selected employees and our Management Board options to receive shares in the Company. The program is designed as an Employee Stock Ownership Plan, or ESOP. We offered the participants a certain number of rights, or option rights, subject to their explicit acceptance. Grants under the ESOP took place from November 2018 until December 2019. An exercise of option rights in accordance with the terms of the ESOP gives a participant the right to obtain shares against payment of the exercise price. By way of an updated decision of the Supervisory Board at the end of September 2022 compared to the initial settlement mechanism, an ESOP settlement may be made by delivery to the participant of such number of ADSs equal to the net value of the exercised option rights after deduction of (i) the exercise price and (ii) the applicable wage taxes (including solidarity surcharge thereon and church tax, if applicable) and social security contributions resulting from such exercise. The respective number of ADS shall be settled with ADS acquired in the course of the share repurchase program. The applicable wage taxes (including solidarity surcharge thereon and church tax, if applicable) and social security contributions resulting from such exercise are paid in cash directly to the respective authorities. Expenses for taxation purposes resulting from the settlement are only recognized once the option rights have been exercised. After considering the settlements in the twelve months ended December 31, 2023 and taking into account the recognition criteria of IAS 12, a deferred tax is not recognized in our consolidated statement of financial position of €17.8 million which relates to future settlements.
The current tax savings associated with the excess were directly recognized in equity in a total amount of €19.8 million. Considering these tax amounts directly recognized in equity when calculating an effective tax rate, the tax rate would be decreased by about 1.6 percentage points.
The intended settlement mechanism of Option Rights of the Chief Executive Officer Grant (see Note 16.4 for plan details) led to a deferred tax asset in the total amount of €108.8 million as of December 31, 2023. Taking into account the recognition criteria of IAS 12 this deferred tax asset is not recognized in our consolidated statements of profit or loss neither recognized directly in equity as other reserves in our consolidated statements of changes in stockholders’ equity.
Taxes
Deferred taxes for the periods indicated relate to the following:

Year ended December 31, 2023
(in millions €)	January 1, 2023	Recognized in P&L	Recognized in OCI	Recognized directly in equity	December 31, 2023
Fixed assets	15.8	20.2	—	(44.4)	(8.4)
Right-of-use assets	(55.8)	(0.8)	—	—	(56.6)
Inventories	148.9	(35.3)	—	—	113.6
Trade and other receivables	(162.7)	72.7	—	—	(90.0)
Lease liabilities	55.2	2.0	—	—	57.2
Contract liabilities	(10.0)	(33.0)	—	—	(43.0)
Loans and borrowings	7.6	(2.8)	—	—	4.8
Net employee defined benefit liabilities	0.7	(0.1)	—	—	0.6
Share-based payments	188.4	12.0	—	(58.3)	142.1
Other provisions	11.0	(1.2)	—	—	9.8
Other (incl. deferred expenses)	61.5	(106.4)	—	—	(44.9)
Tax losses / tax credits	99.5	(5.1)	—	—	94.4
Deferred tax assets net (before valuation adjustment)	360.1	(77.8)	—	(102.7)	179.6
Valuation adjustment	(136.7)	65.1	—	(66.4)	(138.0)
Deferred tax assets / (liabilities), net (after valuation adjustment)	223.4	(12.7)	—	(169.1)	41.6
Thereof deferred tax assets	229.6	20.8	—	(169.1)	81.3
Thereof deferred tax liability	(6.2)	(33.5)	—	—	(39.7)

Year ended December 31, 2022
(in millions €)	January 1, 2022	Recognized in P&L	Recognized in OCI	Recognized directly in equity	December 31, 2022
Fixed assets	(6.5)	22.3	—	—	15.8
Right-of-use assets	(47.5)	(8.3)	—	—	(55.8)
Inventories	1.8	147.1	—	—	148.9
Trade and other receivables	(95.6)	(67.1)	—	—	(162.7)
Lease liabilities	48.7	6.5	—	—	55.2
Loans and borrowings	23.1	(15.5)	—	—	7.6
Contract liabilities	10.6	(20.6)	—	—	(10.0)
Net employee defined benefit liabilities	0.9	(0.5)	0.3	—	0.7
Other provisions	6.3	4.7	—	—	11.0
Share-based payments	—	8.5	—	179.9	188.4
Other (incl. deferred expenses)	1.6	59.9	—	—	61.5
Tax losses / tax credits	70.9	28.6	—	—	99.5
Deferred tax assets net (before valuation adjustment)	14.3	165.6	0.3	179.9	360.1
Valuation adjustment	(81.0)	(55.7)	—	—	(136.7)
Deferred tax assets / (liabilities), net (after valuation adjustment)	(66.7)	109.9	0.3	179.9	223.4
As of December 31, 2023, our accumulated tax losses comprised tax losses of German entities that were incurred prior to the establishment of a tax group with BioNTech SE or by entities that are not within the tax group (as of December 31, 2023: BioNTech Real Estate Verwaltungs GmbH; as of December 31, 2022: BioNTech BioNTainer Holding GmbH, BioNTech Idar-Oberstein Services GmbH, NT Security and Services GmbH, BioNTech Real Estate Verwaltungs GmbH and the Real Estate partnerships) or U.S. tax group. Up until the year ended December 31, 2022, our accumulated tax losses also comprised those of the German tax group. Our accumulated tax losses for the periods indicated amounted to the following:

	Years ended December 31,
(in millions €)	2023	2022	2021
Corporate tax	260.7	352.3	272.0
Trade tax	140.1	204.1	170.6

	Years ended December 31,
(in millions €)	2023	2022	2021
Federal tax credits	21.3	4.0	0.8
State tax credits	8.7	1.6	0.3
Up until the year ended December 31, 2023, deferred tax assets on tax losses were only partially recognized, as there was not sufficient probability in terms of IAS 12 that future taxable profits would have been available against which all the unused tax losses could have been utilized.
The amount of deductible temporary differences, unused tax losses, and unused tax credits for which no deferred tax asset is recognized in the statement of financial position as of December 31, 2023 is €531.5 million. Thus as of December 31, 2023, we have not recognized deferred tax assets for unused tax losses and temporary differences in an amount of €138.0 million (December 31, 2022: €136.7 million 31 December 2021 €81.0 million).

A reorganization of the intellectual property rights within the group became effective as of June 30, 2023 and July 1, 2023 which led to deferred tax effects in Germany, the U.S. and Austria. As a result, BioNTech SE recognized deferred tax assets and deferred tax income at the time of the transaction. In addition, this transaction led to a revaluation of previously unrecognized U.S. federal and state deferred tax assets, including unused tax losses and unused tax credits. As of December 31, 2022, there were unrecognized U.S. federal and state deferred tax assets of €128.9 million. As of December 31, 2023, it is considered highly probable that taxable profits for the U.S. tax group will be available against which the deferred tax assets can be utilized in the near future, fulfilling the requirements set out by IAS 12. Therefore we no longer continue to maintain the full non-recognition of deferred tax assets of our U.S. tax group as there will be future taxable profits available against which the unused tax losses and temporary differences can be utilized. As of December 31, 2023, we maintain the non-recognition of deferred tax assets for unused U.S. federal and state tax losses and tax credits at an amount of €31.9 million and €2.8 million, respectively, as there is not sufficient probability in terms of IAS 12 that future taxable income will be available against which these unused tax losses can be utilized. The material unrecognized U.S. federal and state tax losses and tax credits will begin to expire in 2036.
The Group does not recognize deferred tax liabilities for taxable temporary differences associated with investments in subsidiaries, in cases where the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future. The aggregate amount of temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized, is €2.8 million.
9    Earnings per Share
Basic earnings per share (EPS) is calculated by dividing the profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.
Diluted EPS is calculated by dividing the profit attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year, plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.
The following table reflects the income and share data used in the basic and diluted EPS calculations:

	Years ended December 31,
(in millions €, except per share data)	2023	2022	2021
Profit attributable to ordinary equity holders of the parent for basic earnings	930.3	9,434.4	10,292.5

Weighted average number of ordinary shares outstanding for basic EPS	240.6	243.3	244.0
Effects of dilution from share options	2.1	6.5	15.7
Weighted average number of ordinary shares outstanding adjusted for the effect of dilution	242.7	249.8	259.7

Earnings per share
Basic earnings for the period per share	3.87	38.78	42.18
Diluted earnings for the period per share	3.83	37.77	39.63

10    Other Intangible Assets and Goodwill
Goodwill

(in millions €)	Goodwill
Acquisition costs
As of January 1, 2022	57.8
Currency differences	3.4
As of December 31, 2022	61.2
As of January 1, 2023	61.2
Acquisition of subsidiaries and businesses	306.9
Currency differences	(5.6)
As of December 31, 2023	362.5
Intangible Assets with Indefinite Useful Lives

	CGU Immunotherapies		External Product Sales of JPT		External Business of InstaDeep		Total
(in millions €)	As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022
Goodwill	352.2	60.7	0.5	0.5	9.8	—	362.5	61.2
Intangible assets with indefinite useful life	444.5	—	—	—	—	—	444.5	—
Total	796.7	60.7	0.5	0.5	9.8	—	807.0	61.2
For the year ended December 31, 2023, we have total goodwill of €362.5 million, which relates almost completely to the CGU immunotherapies. The CGU immunotherapies focuses on the development of therapies to address a range of rare and infectious diseases and comprises our broad pipeline that includes mRNA-based immune activators, antigen-targeting T cells and antibodies and defined immunomodulators of various immune cell mechanisms.
We performed our annual impairment test in October 2023.
The recoverable amount of the CGU immunotherapies has been determined based on a fair value less cost of disposal (FVLCD), which we derived based on our market capitalization as an observable input parameter.
The recoverable amount of the CGU JPT and the CGU external business of InstaDeep has been determined based on the value in use. In assessing value in use, the estimated future cash flows, which are derived based on the strategic business plan approved by the management, are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the assets. A long-term growth rate of 1.0% is applied to project future cash flows after the last year of the detailed planning period.
As a result of the analysis in October 2023, we did not identify an impairment for these CGUs.
Intangible assets with indefinite useful lives mainly comprised intangible assets not yet available for use of €443.5 million. Such assets are not amortized and therefore reviewed for impairment annually. An impairment test was performed on an individual basis of the assets in the fourth quarter of 2023. The recoverable amounts were determined based on value in use. The results did not give rise to any impairment losses.
Considering updated financial information regarding our COVID 19 vaccine business an additional impairment test for our CGU immunotherapies was performed as of December 31, 2023. The recoverable amount of the CGU immunotherapies was once again determined based on a fair value less cost of disposal (FVLCD), which we derived based on our market capitalization as of December 31, 2023.

As a result of the additional analysis for the CGU immunotherapies, we did not identify an impairment for the CGU immunotherapies. Even if our market capitalization had been approximately 10% lower, FVLCD would have still been above the respective carrying amount of the CGU.
The intangible assets resulting from licensing and collaboration agreements are combined into one class of assets due to their similar nature and use in our operations and are attributed to the CGU immunotherapies.
A sensitivity analysis of the key assumptions, future cash flows and weighted average cost of capital, was performed as part of the scheduled impairment testing of the intangible assets not yet available for use. The sensitivity analysis did not give rise to any impairment loss, either for a reduction of 10% in future cash flows or for a 10% increase in the weighted average cost of capital.

Other Intangible Assets

(in millions €)	Concessions, licenses, in-process R&D and similar rights	Advance payments	Total
Acquisition costs
As of January 1, 2022	191.6	7.8	199.4
Additions	22.8	11.4	34.2
Disposals	(0.1)	—	(0.1)
Reclassifications	6.1	(6.1)	—
Currency differences	1.9	—	1.9
As of December 31, 2022	222.3	13.1	235.4
As of January 1, 2023	222.3	13.1	235.4
Additions	489.2	15.8	505.0
Acquisition of subsidiaries and businesses	187.4	—	187.4
Disposals	(1.6)	(1.6)	(3.2)
Reclassifications	4.9	(4.9)	—
Currency differences	(3.6)	—	(3.6)
As of December 31, 2023	898.6	22.4	921.0

(in millions €)	Concessions, licenses, in-process R&D and similar rights	Advance payments	Total
Cumulative amortization and impairment charges
As of January 1, 2022	54.8	—	54.8
Amortization	22.0	—	22.0
Disposals	(0.1)	—	(0.1)
Currency differences	0.2	—	0.2
As of December 31, 2022	76.9	—	76.9
As of January 1, 2023	76.9	—	76.9
Amortization	40.5	—	40.5
Disposals	(0.3)	—	(0.3)
Currency differences	(0.2)	—	(0.2)
As of December 31, 2023	116.9	—	116.9

(in millions €)	Concessions, licenses, in-process R&D and similar rights	Advance payments	Total
Carrying amount
As of December 31, 2022	145.4	13.1	158.5
As of December 31, 2023	781.7	22.4	804.1
The increase in other intangible assets by €645.6 million from December 31, 2022 to December 31, 2023 was mainly related to the acquisition of InstaDeep (see Note 5) and licenses fulfilling the definition of identifiable assets acquired. We entered into license and collaboration agreements in which we work together with partners to develop pharmaceutical products and, provided regulatory approval is granted, commercialize them. The upfront payments in connection with the license and collaboration agreements described below resulted in the recognition of intangible assets not yet available for use in the amount of €443.5 million and a prepayment for future development activities recognized in the other non-financial assets (€22.5 million as at December 31, 2023, see also Note 14).
In March 2023, we entered into license and collaboration agreements with Duality Biologics (Suzhou) Co. Ltd., Shanghai, China, or Duality, for exclusive licenses to two investigational ADC assets (BNT323/DB-1303 and BNT324/DB-1311) directed against targets expressed in a broad range of human cancers. In August 2023, we signed another exclusive agreement with Duality to develop, manufacture and commercialize an additional ADC, BNT325/DB-1305. Duality received upfront payments totaling $220.0 million (€203.7 million) and is eligible to receive future milestone payments as well as tiered royalties.
In April 2023, we entered into a licensing and collaboration agreement with OncoC4 Inc., Rockville (Maryland), United States, or OncoC4, which includes joint development of BNT316/ONC-392 in a range of solid tumor indications, with the parties equally sharing development costs for such joint development studies. BioNTech holds the exclusive worldwide commercialization rights for this product candidate. OncoC4 received an upfront payment of $200.0 million (€181.5 million, thereof €125.2 million paid for the acquisition of an intangible asset) and is eligible to receive future milestone payments as well as tiered royalties.
In November 2023, we entered into a strategic research collaboration and worldwide license agreement with MediLink Therapeutics (Suzhou) Co., Ltd., or MediLink Therapeutics, for the development of a next-generation ADC, BNT326/YL202, against Human Epidermal Growth Factor Receptor 3 (HER3). MediLink Therapeutics received an upfront payment of $70.0 million (€64.1 million) and is eligible to receive future milestone payments as well as tiered royalties.
In December 2023, we entered into an exclusive global license and collaboration with Biotheus Inc., or Biotheus, under which we will be developing, manufacturing and commercializing Biotheus’ bispecific antibody candidate BNT327/PM8002 globally ex-Greater China. We agreed to an upfront payment of $55.0 million (€50.6 million) plus future milestone and royalty payments.
In July 2023, in connection with the acquisition of InstaDeep we acquired DeepChain technology. As of December 31, 2023 the book value of DeepChain technology amounted to €163.3 million with a remaining useful life of 6.6 years.

11    Property, Plant and Equipment

(in millions €)	Land and buildings	Equipment, tools and installations	Construction in progress and advance payments	Total
Acquisition and production costs
As of January 1, 2022	104.1	198.3	94.3	396.7
Additions	100.2	46.7	182.3	329.2
Disposals	—	(1.1)	(0.5)	(1.6)
Reclassifications	12.0	28.2	(40.2)	—
Currency differences	0.7	0.9	(0.4)	1.2
As of December 31, 2022	217.0	273.0	235.5	725.5
As of January 1, 2023	217.0	273.0	235.5	725.5
Additions	9.7	50.3	189.4	249.4
Acquisition of subsidiaries and businesses	—	2.1	—	2.1
Disposals	—	(2.4)	(0.2)	(2.6)
Reclassifications	9.3	22.3	(31.6)	—
Currency differences	(0.6)	(1.2)	(3.6)	(5.4)
As of December 31, 2023	235.4	344.1	389.5	969.0

(in millions €)	Land and buildings	Equipment, tools and installations	Construction in progress and advance payments	Total
Cumulative depreciation and impairment charges
As of January 1, 2022	14.2	60.0	—	74.2
Depreciation	7.8	34.6	—	42.4
Disposals	—	(0.4)	—	(0.4)
Currency differences	—	0.1	—	0.1
As of December 31, 2022	22.0	94.3	—	116.3
As of January 1, 2023	22.0	94.3	—	116.3
Depreciation	14.4	83.3	—	97.7
Disposals	—	(1.7)	—	(1.7)
Currency differences	(0.2)	(0.3)	—	(0.5)
As of December 31, 2023	36.2	175.6	—	211.8

(in millions €)	Land and buildings	Equipment, tools and installations	Construction in progress and advance payments	Total
Carrying amount
As of December 31, 2022	195.0	178.7	235.5	609.2
As of December 31, 2023	199.2	168.5	389.5	757.2
Non-Current Assets by Region
As of December 31, 2023, non-current assets comprised €158.2 million in other intangible assets, goodwill, property, plant and equipment, right-of-use assets and other assets of our subsidiaries incorporated in the United States (as of December 31, 2022: €188.0 million) as well as €511.7 million in the United Kingdom (as of December 31, 2022: nil), respectively. The remaining non-current assets of €1,469.0 million (as of December 31, 2022: €871.9 million) mainly relate to entities incorporated in Germany.

12    Financial Assets and Financial Liabilities
12.1    Capital Risk Management
Our capital management objectives are designed primarily to finance our growth strategy.
Our treasury committee reviews the total amount of cash and cash equivalents on a regular basis. As part of this review, the committee considers total cash and cash equivalents, cash outflow, currency translation differences and refinancing activities. We monitor cash using a burn rate. The cash burn rate is defined as the average monthly net cash flow from operating and investing activities during a financial year.

(in millions €)	December 31, 2023	December 31, 2022
Cash at banks and on hand	453.1	1,325.2
Cash equivalents	11,210.6	12,549.9
Bank deposits	2,589.5	9,401.0
Money market funds	7,446.1	3,148.9
Reverse Repo	1,175.0	—
Total	11,663.7	13,875.1
In general, the aim is to protect and maximize the financial resources available for further research and development projects.
Since December 1, 2021, we have an investment and asset management policy in place that contains policies and processes for managing cash and cash equivalents. Under this policy, our investment portfolio is to be maintained in a manner that minimizes risks to the invested capital. These risks include mainly credit risk and concentration risk. The portfolio must provide liquidity in a timely manner to accommodate operational and capital needs. The portfolio is managed by the Treasury department.
We are not subject to externally imposed capital requirements. Our capital management objectives were achieved in the years ended December 31, 2023, and 2022.

12.2    Categories of Financial Instruments
Financial Assets and Liabilities at Amortized Cost and at Fair Value through OCI and Profit or Loss
Set out below is an overview of financial assets and liabilities at amortized cost and at fair value through OCI and profit or loss, as of the dates indicated:

December 31, 2023
(in millions €)	Category(1)	Carrying amount	Level 1 (Fair value)	Level 2 (Fair value)	Level 3 (Fair value)	Total
Financial assets measured at fair value
Money market funds	FVTPL	7,446.1	7,446.1	—	—	7,446.1
Non-listed equity investments	FVTOCI	27.1	—	—	27.1	27.1
Listed equity investments	FVTOCI	26.0	26.0	—	—	26.0
Financial assets not measured at fair value
Trade and other receivables	AC	2,155.7	—	—	—	2,155.7
Security investments	AC	5,989.7	—	—	—	5,989.7
Other financial assets	AC	18.6	—	—	—	18.6
Bank deposits	AC	2,589.5	—	—	—	2,589.5
Reverse Repo	AC	1,175.0	—	—	—	1,175.0
Cash at banks and on hand	AC	453.1	—	—	—	453.1
Financial liabilities measured at fair value
Foreign exchange forward contracts	FVTPL	0.4	—	0.4	—	0.4
Contingent consideration	FVTPL	38.8	—	—	38.8	38.8
Financial liabilities not measured at fair value
Lease liabilities	n/a	216.7	—	—	—	216.7
Loans and borrowings	AC	2.3	—	—	—	2.3
Trade payables and other payables	AC	354.0	—	—	—	354.0
Other financial liabilities	AC	414.9	—	—	—	414.9
(1)    Financial assets and liabilities categorized at amortized costs mainly correspond to fair value. Fair values are not disclosed because the book values represent a reasonable approximation of fair value. We do not make a disclosure for cash and cash equivalents, trade receivables and trade payables.

December 31, 2022
(in millions €)	Category(1)	Carrying amount	Level 1 (Fair value)	Level 2 (Fair value)	Level 3 (Fair value)	Total
Financial assets measured at fair value
Foreign exchange forward contracts	FVTPL	183.7	—	183.7	—	183.7
Money market funds	FVTPL	3,148.9	3,148.9	—	—	3,148.9
Non-listed equity investments	FVTOCI	57.1	—	57.1	—	57.1
Listed equity investments	FVTOCI	20.0	20.0	—	—	20.0
Financial assets not measured at fair value
Trade and other receivables	AC	7,145.6	—	—	—	7,145.6
Other financial assets	AC	8.8	—	—	—	8.8
Bank deposits	AC	9,401.0	—	—	—	9,401.0
Cash at banks and on hand	AC	1,325.2	—	—	—	1,325.2
Financial liabilities measured at fair value
Contingent consideration	FVTPL	6.1	—	—	6.1	6.1
Financial liabilities not measured at fair value
Lease liabilities	n/a	210.1	—	—	—	210.1
Loans and borrowings	AC	2.1	—	—	—	2.1
Trade payables and other payables	AC	204.1	—	—	—	204.1
Other financial liabilities	AC	785.1	—	—	—	785.1
(1)    Financial assets and liabilities categorized at amortized costs mainly correspond to fair value. We do not make a disclosure for cash and cash equivalents, trade receivables and trade payables. Fair values are disclosed because the book values represent a reasonable approximation of fair value.
Equity investments designated at Fair Value through OCI
Financial investments in equity securities measured at fair value through other comprehensive income comprise the following effects:

(in millions €)	December 31, 2023	December 31, 2022
Net gain on equity instruments designated at fair value through other comprehensive income	3.7	10.5
Total	3.7	10.5
Measurement of fair values
The following table shows the valuation techniques used in measuring fair values for financial instruments in our consolidated statements of financial position, as well as the significant unobservable inputs used.

Type	Valuation technique	Significant unobservable inputs

Forward exchange contracts
Discounted cash flow using par method. Expected future cash flows based on foreign exchange forwards discounted over the respective remaining term of the contracts using the respective deposit interest rates and spot rates.
n/a
Non-listed equity investments	Quantitative and qualitative factors such as actual and forecasted results, cash position and financing round valuations.	–Actual and forecasted results –Cash position –Nature and pricing indication of latest financing round
Listed equity investments	Stock prices of the listed companies and applicable exchange rates, if the listing is in a foreign currency.	n/a
Money market funds	Quoted prices on an active market	n/a
Contingent consideration	Present value of expected future payments and reflecting changes in expected achievement of underlying performance parameters and compounding effects.	–Expected future payments –Applied cost of capital
12.3    Recurring Fair Values (Level 3)
The following table shows the recurring fair value measurement of the contingent considerations and the effect of the measurements on our consolidated statements of profit or loss for the current period.

(in millions €)	Contingent consideration
As of January 1, 2022	6.1
As of January 1, 2023	6.1
Purchases	31.8
Net effect on profit or loss
Net change in fair value	0.9
As of December 31, 2023	38.8
The sensitivity of the fair values of contingent considerations in fair value level 3 to the significant, unobservable, variable input factors, with all other factors remaining constant, is shown in the following table:
Contingent consideration

Input factor	Change in assumptions	Change in fair value with increasing input factor (in millions €)	Change in fair value with decreasing input factor (in millions €)
Cash flow projections	10%	3.4	(3.4)
Discount rate	1%	(0.8)	0.8
The estimated fair value of non-listed equity investments would, for example, increase (decrease) if price of latest financing round were to increase (decrease) and the overall company value were higher (lower).
12.4    Financial Instruments Risk Management Objectives and Policies
Our financial liabilities mainly comprise obligations derived from license agreements, trade and other payables, lease liabilities, contingent consideration, loans and borrowings, hedging liabilities as well as other financial liabilities. The main purpose of these financial liabilities is to enable our operations. Our principal financial assets include mainly cash, security investments and trade receivables that derive directly from our operations.
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
12.5    Market Risks
Market risks address the risks that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risks comprise three types of risk: interest risks, foreign currency risks and other price risks. Financial instruments affected by market risks include financial assets such as security investments, trade and other receivables, cash and cash equivalents as well as financial liabilities such as trade payables and other financial liabilities. We do not consider interest risks as well as other price risks as material risks to us.
There were no material changes in the way the risks were managed and valued during the years ended December 31, 2023, and 2022. Because of the significantly higher cash balance and security investments – the market risk exposure on counterparty risk increased compared to the previous period.
Foreign Currency Risks
Foreign currency risks address the risks that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. We are subject to currency risks, as our income and expenditures are denominated in Euro and the U.S. dollar. As such, we are exposed to exchange rate fluctuations between these currencies. Cash inflows denominated in U.S. dollar mainly result from generating proceeds under our collaboration agreements. Our commercial revenues are primarily collaboration revenues from earnings based on our partners’ gross profit, which is shared under the respective collaboration agreements and represents payments we receive in U.S. dollar. Cash outflows dominated in U.S. dollar mainly result from amounts spent on research and development activities and license obligations as well as expanding our global footprint further. With the aim of preserving capital, surplus liquidity is mainly invested in domestic currency investments as exchange rate fluctuations can reduce the value of our financial positions. We limit the effects of the identified risks by means of a coordinated and consistently implemented risk strategy. Besides applying natural hedging relationships where possible, foreign exchange forward contracts are concluded, as a matter of principle, as instruments to mitigate foreign currency exchange risk associated with foreign currency-denominated payments. However, the foreign exchange forward contracts which we entered into were not designated as hedging instruments under IFRS.
The carrying amount of the monetary assets and liabilities denominated in U.S. dollar at the dates indicated are as follows:

(in millions €)	December 31, 2023	December 31, 2022
Cash and cash equivalents in U.S. dollar	122.6	1,487.4
Monetary assets in U.S. dollar	1,191.9	7,098.5
Monetary liabilities and provisions in U.S. dollar	567.3	1,527.8
Total	747.2	7,058.1
The following tables demonstrate the sensitivity to a reasonable, possible change in U.S. dollar exchange rates or U.S. dollar forward rates, with all other variables held constant. The impact on our profit before tax is due to changes in the fair value of monetary assets and liabilities. The exposure to foreign currency changes for all other currencies is not material.

	1 € =	Closing rate		Average rate
Currency	Country	2023	2022	2023	2022
U.S. dollar	United States	1.1050	1.0666	1.0813	1.0530

(in millions €)	Change in U.S. dollar rate	Effect on profit / (loss) before tax	Effect on pre-tax equity
2023	+5%	(35.5)	(35.5)
	-5%	39.2	39.3
2022	+5%	(195.2)	(191.5)
	-5%	215.7	211.7
12.6    Credit Risk Management
Credit risks address the risks that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. We are exposed to credit risks from our operating activities, including security investments, bank deposits, reverse repos, foreign exchange transactions, trade and other receivables and cash at banks. The maximum exposure to credit risk for the components of the consolidated statements of financial position as of December 31, 2023, and December 31, 2022, are the carrying amounts as illustrated in Note 12.1 and Note 12.2.
Security Investments, Bank Deposits, Reverse Repos and Cash at banks
Our financial management is dedicated predominantly to the goal of capital preservation. Thus, all our financial activities are focused towards avoiding risks and, where they cannot be avoided, actively managing and minimizing them. Credit risks from balances with security investments, bank deposits, reverse repos and cash at banks are managed by our Treasury department in accordance with our investment and asset management policy.
Our security investments are solely invested in the highest-quality liquid assets (e.g. core European sovereign, supranational and agency bonds) and bank deposits with a maturity of more than 3 months (held at selected banks, exclusively rated as investment grade). They do not bear any currency risks or material credit risks. The bank deposits are held at selected banks, exclusively rated as investment grade. We limit our investment engagements individually and track each credit risk continuously. For reverse repos, only investment-grade counterparties qualify as our business partners and even secured investments are solely collateralized by high-quality liquid assets.
Accordingly, credit risks from these financial assets are limited. Before entering into new business relationships and during ongoing business relationships, we evaluate our business partners with regard to their individual default risk. Therefore, we do not presume an increased credit risk as of the balance sheet date and determine the impairment loss based on the upcoming twelve months.
The calculated expected credit losses were not material as of December 31, 2023, and December 31, 2022.
Trade and Other Receivables
Our exposure to credit risks of trade and other receivables is primarily related to transactions with corporate customers in the biopharma / biotech industry that operate in the United States or Germany, as well as governments which are customers, in connection with fulfilling our commercial obligations in our territories as defined in our contracts with customers. An analysis of the aging of receivables and the creditworthiness of customers is used to evaluate this risk at each reporting date. We follow risk control procedures to assess the credit quality of our customers taking into account their financial position, past experience and other factors.
As of December 31, 2023, outstanding trade and other receivables were mainly due from our collaboration partner Pfizer. Besides well-established pharmaceutical companies and governmental institutions, our other customers – to a smaller extent – are medical universities, other public institutions and peers in the biopharma industry, which have good credit ratings. Due to this customer portfolio, the credit risk on trade and other receivables is generally very low. We have not incurred material bad debt expense and do not expect that this will change with respect to the trade and other receivables outstanding as of December 31, 2023.
The expected credit risk on trade and other receivables derived from applying the simplified approach in calculating expected credit losses was not material as of December 31, 2023, and December 31, 2022.

12.7    Liquidity Risk
We plan to invest heavily in R&D as we make a strong drive to build out our global development organization and diversify our therapeutic area footprint. Additionally, we plan to enhance capabilities through complementary acquisitions, technologies, infrastructure and manufacturing. Our liquidity management ensures the availability of cash and cash equivalents, short term financial instruments for operational activities and further investments through appropriate budget planning. In addition, a sufficient level of cash and cash equivalents, which are managed centrally, is always maintained to finance the operational activities.
We monitor liquidity risks using a liquidity planning tool.
Ultimately, the responsibility for liquidity risk management lies with our Management Board, which has established an appropriate approach to managing short-, medium- and long-term financing and liquidity requirements. We manage liquidity risks by holding appropriate reserves based on our COVID-19 sales, as well as by monitoring forecasted and actual cash flows and reconciling the maturity profiles of financial assets and liabilities. Significant reserves currently exist and were generated during the Covid-19 pandemic.
Risk Concentration
Concentrations arise when the number of counterparties is small or when a larger number of counterparties is engaged in similar business activities, or activities in the same geographical region, or has economic features that would cause their ability to meet contractual obligations to be affected similarly by changes in economic, political or other conditions. Concentrations indicate the relative sensitivity of our performance to developments affecting a particular industry. We only have a limited number of customers mainly comprising pharmaceutical companies and governmental institutions.
The maturity profile of our financial liabilities based on contractual undiscounted payments is summarized as follows:

Year ended December 31, 2023
(in millions €)	Less than 1 year	1 to 5 years	More than 5 years	Total
Loans and borrowings	—	2.3	—	2.3
Trade and other payables	354.0	—	—	354.0
Lease liabilities	34.1	136.6	73.7	244.4
Contingent consideration	—	57.5	0.3	57.8
Foreign exchange forward contracts	0.4	—	—	0.4
Other financial liabilities	414.9	—	—	414.9
Total	803.4	196.4	74.0	1,073.8

Year ended December 31, 2022
(in millions €)	Less than 1 year	1 to 5 years	More than 5 years	Total
Loans and borrowings	—	2.1	—	2.1
Trade and other payables	204.1	—	—	204.1
Lease liabilities	40.5	112.9	79.1	232.5
Contingent consideration	—	—	6.1	6.1
Other financial liabilities	785.1	—	—	785.1
Total	1,029.7	115.0	85.2	1,229.9

12.8    Changes in Liabilities Arising from Financing Activities

Year ended December 31, 2023
(in millions €)	January 1, 2023	Cash flows	New leases and disposals	Reclassifi-cation	Other	December 31, 2023
Current obligations under lease contracts	36.0	(40.3)	(0.6)	34.1	(1.1)	28.1
Non-current obligations under lease contracts	174.1	—	51.1	(34.1)	(2.5)	188.6
Loans and borrowings	2.1	0.2	—	—	—	2.3
Total	212.2	(40.1)	50.5	—	(3.6)	219.0

Year ended December 31, 2022
(in millions €)	January 1, 2022	Cash flows	New leases and disposals	Reclassifi-cation	Other	December 31, 2022
Current obligations under lease contracts	27.9	(41.1)	14.8	33.3	1.1	36.0
Non-current obligations under lease contracts	153.7	—	52.6	(33.3)	1.1	174.1
Loans and borrowings	119.9	(18.0)	—	—	(99.8)(1)	2.1
Convertible note – embedded derivative	308.7	—	—	—	(308.7)(1)	—
Total	610.2	(59.1)	67.4	—	(406.3)	212.2
(1)    Related to the early redemption of our convertible note during the year ended December 31, 2023, as further described in Note 15.
13    Inventories

(in millions €)	December 31, 2023	December 31, 2022
Raw materials and supplies	347.5	409.7
Unfinished goods	4.0	21.0
Finished goods	6.2	8.9
Total	357.7	439.6
During the year ended December 31, 2023 expenses from inventory write-downs to net realizable value due to inventories expected to be unsellable, not fulfilling the specification defined by our quality standards, shelf-life expiry or disposals resulted in €94.5 million, compared to €484.6 million in the previous period. The inventories valued at net realizable value in our consolidated statements of financial position as of December 31, 2023, take contractual compensation payments into consideration. We have not pledged any inventories as securities for liabilities. During the years ended December 31, 2023, and 2022, costs of inventories in the amount of €354.4 million and €1,550.6 million, respectively, were recognized as cost of sales.

14    Other Non-Financial Assets

(in millions €)	December 31, 2023	December 31, 2022
Deferred expenses	313.2	120.0
Sales tax receivable	5.2	93.8
Prepayments related to CRO and CMO contracts	—	35.3
Other	45.9	29.3
Total	364.3	278.4
Total current	280.9	271.9
Total non-current	83.4	6.5
Deferred expenses mainly comprise prepayments for future expenses of €151.1 million (nil as of December 31, 2022) for the settlement fee of the European Commission to our collaboration partner and prepayments for our collaborations with OncoC4 Inc., Rockville, USA, €22.5 million (nil as of December 31, 2022), Ryvu Therapeutics S.A., Krakau, Poland, €15.7 million (€19.7 million as of December 31, 2022) and Medigene Immunotherapies GmbH, Planegg/Martinsried, €5.1 million (€9.4 million as of December 31, 2022). Prior year deferred expenses mainly comprise service contracts and insurance obligations.
15    Issued Capital and Reserves
As of December 31, 2023, the number of shares outstanding was 237,725,735. This amount excludes 10,826,465 shares held in treasury. For the year ended December 31, 2022, the number of shares outstanding was 243,215,169, excluding 5,337,031 shares held in treasury.
Capital Transactions During the Year Ended December 31, 2023
In March 2022, our Management Board and Supervisory Board authorized the 2022 share repurchase program of ADSs, pursuant to which we were permitted to repurchase ADSs, each representing one ordinary share, with a value of up to $1.5 billion a two-year period, commencing on May 2, 2022. The first tranche of our 2022 share repurchase program of ADSs, with a value of up to $1.0 billion, concluded on October 10, 2022. The second tranche with a value of up to $0.5 billion commenced on December 7, 2022 and concluded on March 17, 2023.
The following repurchases under the programs occurred:

2022 Program first tranche ($1.0 billion)
Period	Number of ADSs purchased	Average price paid per ADS	Net amount spent (in millions)
May 2022	917,988	$151.76 (€143.99)	$139.3 (€132.2)
June 2022	1,160,219	$140.82 (€133.35)	$163.4 (€154.7)
July 2022	519,320	$162.03 (€159.40)	$84.1 (€82.8
August 2022	1,666,515	$149.08 (€148.24)	$248.4 (€247.0)
September 2022	2,280,988	$135.95 (€137.66)	$310.1 (€314.0)
October 2022	400,483	$136.37 (€139.09)	$54.6 (€55.7)
Total	6,945,513		$999.9 (€986.4)

2022 Program second tranche ($0.5 billion)
Period	Number of ADSs purchased	Average price paid per ADS	Net amount spent (in millions)
January 2023	618,355	$142.26 (€131.12)	$88.0 (€81.1)
February 2023	857,620	$138.05 (€129.06)	$118.4 (€110.7)
March 2023	745,196	$128.49 (€121.08)	$95.7 (€90.2)
Total	2,221,171		$302.1 (€282.0)

In March 2023, our Management Board and Supervisory Board authorized the 2023 share repurchase program, under which we were permitted to purchase ADSs, each representing one ordinary share, with a value of up to $0.5 billion, which started June 2, 2023 and concluded on September 18, 2023.
The following repurchases under the programs occurred:

Program 2023 ($0.5 billion)
Period	Number of ADSs purchased	Average price paid per ADS	Net amount spent (in millions)
June 2023	1,532,685	$108.92 (€100.45)	$166.9 (€154.0)
July 2023	1,738,061	$107.92 (€97.57)	$187.6 (€169.6)
August 2023	1,261,706	$105.07 (€95.85)	$132.6 (€120.9)
September 2023	114,513	$112.22 (€105.07)	$12.9 (€12.0)
Total	4,646,965		$500.0 (€456.5)
Capital Transactions During the Year Ended December 31, 2022
In January 2022, we announced a new research, development and commercialization collaboration with Pfizer to develop potentially the first mRNA-based vaccine for the prevention of shingles (herpes zoster virus, or HZV). In connection with this collaboration, Pfizer agreed to make an equity investment in us, acquiring 497,727 ordinary shares paying a total amount of €110.6 million. The issuance of 497,727 ordinary shares with the nominal amount of €0.5 million was registered with the commercial register (Handelsregister) on March 24, 2022. The equity investment, which was issued in a foreign currency, represents a derivative from the date of signing until the date of closing of the transaction. From the fair value measurement of this derivative, €43.0 million were recognized in finance income in our consolidated statements of profit or loss during the year ended December 31, 2022. At the closing date, in February 2022, this derivative and the agreed investment amount were recognized in our capital reserve and, taking an increase in share capital of €0.5 million into account, led to a net increase of the capital reserve of €67.1 million in our consolidated statements of financial position.
In March 2022, we redeemed our convertible note by exercising our early redemption option (see Note 12), which was fulfilled in April 2022, by issuing 1,744,392 ordinary shares. The nominal amount of €1.8 million was recorded in share capital and, finally, as a result of the transaction, the capital reserve increased by €233.2 million in our consolidated statements of financial position. The declaratory registration with the commercial register (Handelsregister) was made on May 20, 2022.
In June 2022, at the Annual General Meeting, our shareholders approved the proposed special cash dividend of €2.00 per ordinary share (including those held in the form of ADSs), which led to an aggregate payment of €484.3 million.
In November and December 2022, the ESOP 2018 and LTI-plus awards were settled by transferring ordinary shares previously held in treasury to the entitled employees and Management Board members (see Note 16).

16    Share-Based Payments
During the years ended December 31, 2023, 2022, and 2021, our share-based payment arrangements led to the following expenses:

		Years ended December 31,
(in millions €)	Note	2023	2022	2021
Expense arising from equity-settled share-based payment arrangements		44.1	46.5	61.0
Employee Stock Ownership Plan	16.5	—	13.8	20.2
Chief Executive Officer Grant	16.4	1.2	3.1	5.9
Management Board Grant(1)	16.3	3.2	4.3	2.4
BioNTech 2020 Employee Equity Plan for Employees Based Outside North America	16.1	36.3	25.3	32.5
InstaDeep Employee Incentive Plan(2)		3.4	—	—
Expense / (Income) arising from cash-settled share-based payment arrangements		7.3	61.5	32.7
Employee Stock Ownership Plan	16.5	(0.9)	53.4	6.3
Management Board Grant(1)	16.2, 16.3	(2.4)	—	3.6
BioNTech Restricted Stock Unit Plan for North America Employees	16.1	10.6	8.1	22.8
Total		51.4	108.0	93.7
Cost of sales		6.5	3.0	7.0
Research and development expenses		33.4	84.6	60.5
Sales and marketing expenses		1.0	0.8	0.5
General and administrative expenses		10.5	19.6	25.7
Total		51.4	108.0	93.7
(1)    In May 2021 and 2022, phantom options were granted under the Management Board Grant for the years 2021 and 2022 which led to a modification from an equity-settled to cash-settled share-based payment arrangement and a reclassification of €1.1 million and €3.3 million between equity and non-current other liabilities, respectively. Expenses incurred before and after the modification dates have been disclosed as equity-settled or cash-settled share-based payment arrangement, respectively. The amount includes expenses incurred with respect to a one-time signing bonus granted to Jens Holstein as of his appointment to the Management Board (see Note 21.2).
(2)    As part of the acquisition of InstaDeep (see Note 5), it was agreed to issue long-term equity awards with a total target incentive value of £15.0 million, each for options and RSUs. The allocation shall be made in a manner consistent with BioNTech's existing share-based payment arrangements. The arrangement was communicated to the employees as part of the acquisition but relates to future services. Following the rules of IFRS 2, starting with the service commencement date during the year ended December 31, 2023 and in advance of the grant date, expenses were recorded based on the estimated grant date fair values and numbers of equity instruments.
During the years ended December 31, 2023, 2022 and 2021, our share-based payment arrangements led to a cash outflow of €766.2 million, €51.8 million and €13.4 million, respectively. We expect to settle the equity-settled share-based payment arrangements of our 2020 Management Board Grant (see Note 16.3), the Chief Executive Officer Grant (see Note 16.4) and the Employee Stock Ownership Plan (see Note 16.5) on a net basis by delivering to the participant a number of ADSs equal to the net value of the exercised option rights after deduction of (i) the exercise price and (ii) the applicable wage taxes (including solidarity surcharge thereon and church tax, if applicable) and social security contributions resulting from such exercise. This reduces the dilutive impact of the respective rights compared to an all-equity settlement. If all of the equity-settled rights outstanding as of December 31, 2023, were to be exercised accordingly, the cash outflow to the tax authority in 2024 would amount to approximately €213.0 million (based on the share price as of December 31, 2023).

16.1    BioNTech Employee Equity Plan
BioNTech 2020 Employee Equity Plan for Employees Based Outside North America (Equity-Settled)
Description of Share-Based Payments
In December 2020, we approved the BioNTech 2020 Employee Equity Plan for employees based outside North America, or the European Plan. Under the European Plan, Restricted Stock Units, or RSUs, are offered to our employees.
Award agreements were entered as of the respective grant dates in February 2021 (LTI 2020 and LTI-plus program), January 2022 (LTI 2021 program) and December 2022 (LTI 2022 program). RSUs issued under the LTI 2020, LTI 2021 and LTI 2022 programs vest annually in equal installments over respective waiting periods of four years, commencing in December 2020, December 2021 and December 2022, respectively. RSUs issued under the LTI-plus program vested annually in equal installments over the waiting period of two years, which elapsed in December 2022. Hence, during the year ended December 31, 2022, the LTI-plus awards were settled by transferring shares previously held in treasury, see Note 15. All programs were classified as equity-settled as we have the ability to determine the method of settlement.
Measurement of Fair Values
The fair values of the awards issued under the European Plan were based upon the price of our ADSs representing ordinary shares at the grant date.
Reconciliation of Outstanding Share-Options

	LTI-plus program	LTI 2020 program	LTI 2021 program	LTI 2022 program
As of January 1, 2022	372,011	242,416	110,036	—
Forfeited / Modified	(7,932)	(7,111)	(5,428)	—
Granted / Allocated	—	—	—	396,110
Settled(1)	(364,079)	—	—	—
As of December 31, 2022	—	235,305	104,608	396,110
As of January 1, 2023	—	235,305	104,608	396,110
Forfeited / Modified	—	(4,400)	(3,497)	(16,141)
As of December 31, 2023	—	230,905	101,111	379,969
thereof vested	—	175,523	51,905	96,466
thereof unvested	—	55,382	49,206	283,503
(1)    The closing price of an American Depositary Share of BioNTech on Nasdaq on December 15, 2022, the settlement date, converted from USD to Euro using the exchange rate published by the German Central Bank (Deutsche Bundesbank) on the same day was €171.40.
Inputs Used in Measurement of the Fair Values at Grant Dates

	LTI-plus program	LTI 2020 program	LTI 2021 program	LTI 2022 program
Weighted average fair value	87.60	92.21	203.22	165.03
Waiting period (in years)	2.0	4.0	4.0	4.0
BioNTech 2020 Restricted Stock Unit Plan for North America Employees (Cash-Settled)
Description of Share-Based Payments
In December 2020, we approved the BioNTech 2020 Restricted Stock Unit Plan for North America Employees, or the North American Plan. Under the North American Plan, RSUs are offered to our employees. These RSUs vest over four years, with 25% vesting one year after the service commencement date and the remainder vesting in equal quarterly installments thereafter. The first awards under the North American Plan were granted in February 2021. The service date for these awards is the date as of which the employee became employed by BioNTech US. During the years ended December 31, 2023, and 2022, further awards were granted under the North American Plan, which included awards granted to new-hire employees and ongoing, recurring awards to existing employees on the approximate anniversary of each employee’s start date of employment with BioNTech US. As these RSUs are intended to be cash-settled upon vesting, the awards were defined as a cash-settled share-based payment arrangement. During the years ended December 31, 2023, 2022 and 2021, the exercise of RSUs resulted in a cash outflow of €10.0 million, €9.4 million and €10.1 million, respectively.
As of December 31, 2023, the liability related to these awards amounted to €14.4 million (€13.4 million as of December 31, 2022).
16.2    Management Board Grant – Short-Term Incentive (Cash-Settled)
Management Board’s service agreements also include a short-term incentive compensation component, which is an annual performance-related bonus for the years of their respective service periods.
50% of those yearly awards are paid out one year after the achievement of the performance targets for the respective bonus year has been determined, subject to an adjustment relative to the performance of the price of the American Depositary Shares representing our ordinary shares during that year (second installment). The second installments represent cash-settled share-based payment arrangements. The fair values of the liabilities are recognized over the awards’ vesting periods beginning when entering or renewing service agreements, i.e., the service commencement date, until each separate determination date and are remeasured until the settlement date. As of December 31, 2023, the liability related to these awards amounted to €2.1 million (€2.3 million as of December 31, 2022).
16.3    Management Board Grant Long-Term Incentive (Partly Equity-Settled, Partly Cash-Settled)
Description of Share-Based Payments
Our Management Board’s service agreements provide for long-term incentive compensation (Management Board Grant - LTI) through an annual grant of options to acquire BioNTech shares during their respective service periods. The options granted each year are subject to the terms and conditions of the respective authorizations of the Annual General Meeting creating our Employee Stock Ownership Plan (ESOP) and the applicable option agreements thereunder.
The options vest annually in equal installments over four years commencing on the first anniversary of the allocation date and are exercisable four years after the allocation date. The vested options can only be exercised if each of the following performance criteria has been achieved: (i) at the time of exercise, the current price is equal to or greater than the threshold amount (that is, the exercise price, provided that such amount increases by seven percentage points on each anniversary of the allocation date); (ii) at the time of exercise, the current price is at least equal to the target price (that is, (a) for the twelve-month period starting on the fourth anniversary of the allocation date, $8.5 billion divided by the total number of the ordinary shares outstanding immediately following the initial public offering (other than ordinary shares owned by BioNTech), and (b) for each twelve-month period starting on the fifth or subsequent anniversary of the allocation date, 107% of the target share price applicable for the prior twelve-month period); and (iii) the closing price for the fifth trading day prior to the start of the relevant exercise window is higher than the exercise price by at least the same percentage by which the Nasdaq Biotechnology Index or a comparable successor index as of such time is higher than such index was as of the last trading day before the allocation date. Following the expiry of the waiting period, option rights may be exercised during the exercise windows as set out in the ESOP agreement. The option rights can be exercised up to ten years after the allocation date. If they have not been exercised by that date, they will be forfeited without compensation.
The right to receive options generally represents an equity-settled share-based payment arrangement. The allocation of the number of issued options in 2020 occurred in February 2020. In May 2021 and May 2022, the Management Board received phantom options equivalent to the number of options the Management Board members would have been entitled to receive for 2021 and 2022, which led to a modification from equity-settled to cash-settled share-based payment arrangement and a reclassification of €1.1 million and €3.3 million between equity and non-current other liabilities as of the respective allocation dates. During 2023, options were granted in May 2023.
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

	Allocation date February 2020	Allocation date May 12, 2021(1)	Allocation date May 17, 2021(1)	Allocation date May 2022(1)
Weighted average fair value	€10.83	€29.05	€27.64	€38.88
Weighted average share price	€28.20	€168.44	€179.46	€147.84
Exercise price(2)	€28.32	€167.63	€169.08	€137.65
Expected volatility	36.6%	49.7%	49.7%	49.7%
Expected life (years)	4.8	4.6	4.6	5.8
Risk-free interest rate	1.6%	3.9%	3.9%	3.9%
(1)    Classified as cash-settled share-based payment arrangement; all other share-based payment arrangements are classified as equity-settled.
(2)    The share options allocated as of February 2020 and May 2023 as well as the phantom share options allocated as of May 2021 and 2022 are subject to an effective exercise price cap.

	Allocation date May 2023	Estimated allocation date 2024	Estimated allocation date 2025	Estimated allocation date 2026
Weighted average fair value(1)	€46.29	€43.67	€39.97	€32.86
Weighted average share price(1)	€98.93	€95.51	€95.51	€95.51
Exercise price(1)	€105.42	€96.82	€99.74	€105.13
Expected volatility	47.2%	47.7%	43.0%	36.8%
Expected life (years)(1)	5.8	5.8	5.8	5.8
Risk-free interest rate	3.7%	3.9%	3.9%	3.9%
(1)    Valuation parameter for estimated allocation dates derived from the Monte-Carlo simulation model.
For the awards with estimated allocation dates, the exercise prices of options expected to be allocated have been derived from the Monte-Carlo simulation model. Those will be adjusted until the actual allocation has occurred and the exercise price has ultimately been determined.
All options are subject to an effective exercise price cap, which means that the exercise price shall be adjusted to ensure that the current price of an ADS as of the exercise date does not exceed 800% of the exercise price. With respect to the LTI 2020 agreement, the maximum economic benefit receivable in respect of any exercised option is capped at $246.24, with the effective exercise price being capped at a Euro amount equivalent to $30.78. With respect to the phantom share options issued under the LTI 2021 and 2022 as well as the options issued under the LTI 2023 programs, the maximum compensation that the Management Board members are entitled to receive under such programs, together with other compensation components received by each such board member in the respective grant year, shall not exceed €20.0 million for Ugur Sahin as Chief Executive Officer (CEO) and €10.0 million for all other Management Board members.
Expected volatility was based on an evaluation of the historical volatilities of comparable companies over the historical period commensurate with the expected option term. The expected term was based on general option holder behavior for employee options.

Reconciliation of Outstanding Share-Options
The (phantom) share options allocated and expected to be allocated to our Management Board as of December 31, 2023, are presented in the table below.

	Allocation date February 2020	Allocation date May 12, 2021(1)	Allocation date May 17, 2021(1)	Allocation date May 2022(1)
(Phantom) share options outstanding	248,096	45,279	6,463	86,118
thereof allocated and vested but subject to performance and waiting requirements	186,072	22,640	3,232	21,531
thereof allocated and unvested	62,024	22,639	3,231	64,587
Weighted average exercise price (€)	28.32	167.63	169.08	137.65
(1)    Classified as cash-settled share-based payment arrangement; all other share-based payment arrangements are classified as equity-settled.

	Allocation date May 2023(1)	Estimated allocation date 2024(1)	Estimated allocation date 2025(1)	Estimated allocation date 2026(1)
Share options outstanding / expected to be allocated	130,586	164,148	118,312	93,561
thereof allocated and unvested	130,586	—	—	—
Weighted average exercise price (€)	105.42	96.82	99.74	105.13
(1)    Valuation parameter derived from the Monte-Carlo simulation model.
For the awards with estimated allocation dates, the numbers of options expected to be allocated have been derived from a Monte-Carlo simulation model. Those will be adjusted until the actual allocation has occurred and the number of options granted has ultimately been determined.
As of December 31, 2023, the share options allocated and expected to be allocated under our equity-settled share-based payment arrangements had a remaining weighted average expected life of 4.1 years (as of December 31, 2022: 4.0 years).
As of December 31, 2023, the liability related to the phantom option awards amounted to €3.6 million (€5.6 million as of December 31, 2022).
16.4    Chief Executive Officer Grant (Equity-Settled)
Description of Share-Based Payments
In September 2019, we granted Ugur Sahin an option to purchase 4,374,963 of our ordinary shares, subject to Sahin’s continuous employment with us. The options’ exercise price per share is the Euro translation of the public offering price from our initial public offering, €13.60 ($15.00), which is subject to the effective exercise price cap and the maximum cap mechanism. Under the exercise price cap the exercise price shall be adjusted to ensure that the current price of an ADS as of the exercise date does not exceed 800% of the exercise price. Under the maximum cap mechanism the maximum economic benefit receivable in respect of any exercised option is capped at $240.00 with the effective exercise price being capped at a Euro amount equivalent to $30.00.
The options vest annually in equal installments after four years commencing on the first anniversary of the initial public offering and have a waiting period of four years after the initial public offering. The vested option rights can only be exercised if and to the extent that each of the following performance criteria has been achieved: (i) at the time of exercise, the current price is equal to or greater than the threshold amount (that is, the exercise price, provided that such amount increases by seven percentage points on each anniversary of the allocation date); (ii) at the time of exercise, the current price is at least equal to the target price (that is, (a) for the twelve-month period starting on the fourth anniversary of the allocation date, $8.5 billion divided by the total number of the shares outstanding immediately following the initial public offering (other than shares owned by us), and (b) for each twelve-month period starting on the fifth or subsequent anniversary of the allocation date, 107% of the target share price applicable for the prior twelve-month period); and (iii) the closing price for the fifth trading day prior to the start of the relevant exercise window is higher than the exercise price by at least the same percentage by which the Nasdaq Biotechnology Index or a comparable successor index as of such time is higher than such index was as of the last trading day before the allocation date. Following the expiry of the waiting period, option rights may be exercised during the exercise windows as defined by our ESOP. The option rights can be exercised up to ten years after the allocation date. If they have not been exercised by that date, they will be forfeited without compensation.
Measurement of Fair Values
A Monte-Carlo simulation model has been used to measure the fair value at the grant date of the Chief Executive Officer Grant. This model incorporates the impact of the performance criteria regarding share price and index development described above in the calculation of the award’s fair value at the grant date. The inputs used in the measurement of the fair value at the grant date of the Chief Executive Officer Grant were as follows:

Grant date October 9, 2019
Weighted average fair value	€5.63
Weighted average share price	€13.60
Exercise price	€13.60
Expected volatility	41.4%
Expected life (years)	5.4
Risk-free interest rate	1.5%
Expected volatility was based on an evaluation of the historical volatilities of comparable companies over the historical period commensurate with the expected term. The expected term was based on general option holder behavior for employee options.
Reconciliation of Outstanding Share-Options
On October 9, 2023, with the final installment vesting, all 4,374,963 options became exercisable under the rules of the ESOP and the ESOP agreement. During the year ended December 31, 2023, no options were exercised.
As of December 31, 2023, the share options outstanding had a remaining weighted average expected life of 1.1 years (as of December 31, 2022: 2.1 years).
16.5    Employee Stock Ownership Plan (Partly Equity-Settled, Partly Cash-Settled)
Description of Share-Based Payments
Based on an authorization of the general meeting on August 18, 2017, we established a share option program under which we granted selected employees options to receive our shares. The program is designed as an Employee Stock Ownership Plan, or ESOP. We offered participants a certain number of option rights by their explicit acceptance of an option rights agreement. The exercise of option rights in accordance with the agreement gives the participants the right to obtain shares against payment of the exercise price. With respect to the Management Board members serving at the time of allocation, the options are subject to the effective exercise price cap and maximum cap mechanisms. Under the exercise price cap, the exercise price shall be adjusted to ensure that the current price of an ADS as of the exercise date does not exceed 800% of the exercise price. Under the maximum cap mechanism, the maximum economic benefit receivable in respect of any exercised option, is capped at $240, with the effective exercise price being capped at a Euro amount equivalent to $30.00. Under the ESOP, the option rights (other than Özlem Türeci’s, and Ryan Richardson’s options) fully vest after four years and can be exercised if: (i) the waiting period of four years has elapsed; and (ii) at the time of exercise, the average closing price of the shares of the Company or the average closing price of the right or certificate to be converted into an amount per share on the previous ten trading days preceding the exercise of the option right exceeds the strike price by a minimum of 32%, with this percentage increasing by eight percentage points as of the fifth anniversary of the respective issue date and as of each subsequent anniversary date. Following the expiry of the waiting period, option rights may be exercised within a period of four weeks from the date of the Annual General Meeting or the publication of the annual financial statements, the semi-annual report or our most recent quarterly report or interim report (exercise windows).

The option rights can be exercised up to eight years after the allocation date. If they have not been exercised by that date, they will be forfeited without compensation.
By way of a shareholders’ resolution of the general meeting on August 19, 2019, the authorization to issue such option rights was amended such that, in order for the options to be exercisable, the average closing price of the Company’s shares or the average closing price of the right or certificate to be converted into an amount per share on the ten trading days immediately preceding the exercise must exceed the strike price by a minimum of 28%, with this percentage increasing by seven percentage points as of the fifth anniversary of the issue date and as of each subsequent anniversary date. Furthermore, in addition to the aforementioned requirements, the exercise is only possible if the share price (calculated by reference to the price of the ordinary share underlying the ADS) has performed similar to or better than the Nasdaq Biotechnology Index. The changes made do not affect option rights already issued.
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
The inputs used in the measurement of the fair values at the grant date of the ESOP were as follows:

	Grant date November 15, 2018	Grant dates between February 21 and April 3, 2019	Grant dates between April 29 and May 31, 2019	Grant date December 1, 2019
Weighted average fair value	€7.41	€6.93	€7.04	€9.49
Weighted average share price	€14.40	€15.72	€16.03	€19.84
Exercise price(1)	€10.14	€15.03	€15.39	€15.82
Expected volatility	46.0%	46.0%	46.0%	46.0%
Expected life (years)	5.8	6.0	6.0	5.5
Risk-free interest rate	0.1%	0.1%	0.1%	0.1%
(1)    With respect to the Management Board members appointed as such at the time the options were granted, the options are subject to the effective exercise price cap as well as the maximum cap mechanism.
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

Reconciliation of Outstanding Share-Options (Equity-Settled)
Set out below is an overview of changes to share options outstanding and number of ordinary shares underlying these options that occurred during the periods indicated:

	Share options outstanding	Number of ordinary shares underlying options	Weighted average exercise price (€)(1)
As of January 1, 2022	642,007	11,556,124	10.23
Modified(2)	(1,040)	(18,720)	10.14
Exercised(3)	(583,383)	(10,500,890)	10.14
As of December 31, 2022	57,584	1,036,514	11.10
As of January 1, 2023	57,584	1,036,514	11.10
Exercised(3)	(39,785)	(716,121)	11.04
As of December 31, 2023	17,799	320,393	11.24
thereof vested	17,799	320,393	11.24
thereof unvested	—	—	—
(1)    With respect to the Management Board members appointed as such at the time the options were granted, the options are subject to the effective exercise price cap as well as the maximum cap mechanism.
(2)    Rights have been modified to cash-settled rights, all other terms remained unchanged.
(3)    The average closing price of an American Depositary Share of BioNTech on Nasdaq weighted over the various dates immediately preceding the settlement dates, converted from USD to Euro using the exchange rate published by the German Central Bank (Deutsche Bundesbank) on the same days was €96.49 and €160.44 for all settlements during the years ended December 31, 2023 and 2022, respectively.
In September 2022, the Supervisory Board determined the ESOP settlement by the delivery of treasury shares (in the form of ADSs) equal to the net value of the exercised option rights after deduction of (i) the exercise price and (ii) the applicable wage taxes (including solidarity surcharge thereon and church tax, if applicable) and social security contributions resulting from such exercise. The settlement was applied during the exercise windows in 2022 and 2023. The applicable wage taxes (including solidarity surcharge thereon and church tax, if applicable) and social security contributions resulting from and withheld upon the exercise amounted to €724.0 million and were paid in January 2023 in cash directly to the respective authorities. The settlement mechanism decision did not change the rights as such, neither did it change the classification as equity-settled option rights.
As of December 31, 2023, the share options outstanding under our equity-settled share-based payment arrangements had a remaining weighted average expected life of 0.8 years (as of December 31, 2022: 1.7 years).
Development of Share-Options (Cash-Settled)
Phantom options which were granted under the ESOP mainly during the year ended December 31, 2022 each give the participants the right to receive a cash payment equal to the difference between an exercise closing price (average closing price of an American Depositary Share of BioNTech on Nasdaq over the last ten trading days preceding the exercise date) and the exercise price. The majority of options have an exercise price of €10.14. During the years ended December 31, 2023, and 2022, 52,100 and 289,168 cash-settled phantom option rights were exercised and resulted in a cash outflow of €4.5 million and €42.2 million, respectively. The average closing prices (10-day averages) of an American Depositary Share of BioNTech on Nasdaq weighted over the various settlement dates converted from USD to Euro using the exchange rate published by the German Central Bank (Deutsche Bundesbank) on the same days was €96.25 and €155.39. As of December 31, 2023, 109,651 cash-settled option rights remained outstanding. As of December 31, 2023, the liability related to cash-settled share-based payment option rights amounted to €8.5 million (€14.5 million as of December 31, 2022), of which €8.3 million (€11.2 million as of December 31, 2022) related to rights already vested (partly subject to performance and waiting requirements). The liability is based on the fair value of the respective rights. The fair value is measured using a binomial model consistent with the grant date fair value measurement of the equity-based option rights described above, which is updated on every reporting date.

17    Provisions

(in millions €)	December 31, 2023	December 31, 2022
Contractual disputes	118.2	88.9
Obligations from onerous CMO contracts	80.2	235.5
Other	79.7	51.4
Total	278.1	375.8
Total current	269.3	367.2
Total non-current	8.8	8.6
As of December 31, 2023, our current provisions included €118.2 million in contractual disputes mainly related to purported obligations arising out of certain contractual disputes unrelated to the below-mentioned patent proceedings (€88.9 million as of December 31, 2022). Acknowledging an increase in obligations identified as contractual disputes, the change of €29.3 million compared to the previous period related mainly to additions.
As of December 31, 2023, our current provisions included €80.2 million (€235.5 million as of December 31, 2022) of obligations for production capacities derived from contracts with Contract Manufacturing Organizations, or CMOs, that became redundant The effects were driven by reducing production capacities as well as further fostering the global production network with our collaboration partners during the year ended December 31, 2023. The related expenses were recognized in cost of sales in our consolidated statements of profit or loss. The change of €(155.3) million compared to the previous period related to addition (€45.1 million), to release (€126.0 million) and usage (€74.5 million).
As of December 31, 2023, our current provisions included €79.7 million in other obligations mainly comprising inventor remunerations as well as customs and duties (€51.4 million as of December 31, 2022, mainly comprising inventor remunerations as well as customs and duties). The change of €28.3 million compared to the previous period related mainly to additions.
18     Contingencies and other financial commitments
Contingencies
Our contingencies include, but are not limited to, intellectual property disputes and product liability and other product-related litigation. From time to time, in the normal course and conduct of our business, we may be involved in discussions with third parties about considering, for example, the use and/or remuneration for use of such third party’s intellectual property. As of December 31, 2023, none of such intellectual property-related considerations that we have been notified of, and for which potential claims could be brought against us or our subsidiaries in the future, fulfill the criteria for recording a provision. We are subject to an increasing number of product liability claims. Such claims often involve highly complex issues related to medical causation, correctness and completeness of product information (Summary of Product Characteristics/package leaflet) as well as label warnings and reliance thereon, scientific evidence and findings, actual and provable injury, and other matters. These complexities vary from matter to matter. As of December 31, 2023, none of these claims fulfill the criteria for recording a provision. Substantially all of our contingencies are subject to significant uncertainties and, therefore, determining the likelihood of a loss and/or the measurement of any loss can be complex. Consequently, we are unable to estimate the range of reasonably possible loss. Our assessments, which result from a complex series of judgments about future events and uncertainties, are based on estimates and assumptions that have been deemed reasonable by management, but that may prove to be incomplete or inaccurate, and unanticipated events and circumstances may occur that might cause us to change those estimates and assumptions. We currently do not believe that any of these matters will have a material adverse effect on our financial position, and will continue to monitor the status of these and other claims that may arise. However, we could incur judgments, enter into settlements or revise our expectations regarding the outcome of matters, which could have a material adverse effect on our results of operations and/or our cash flows in the period in which the amounts are accrued or paid. We will continue to evaluate whether, if circumstances were to change in the future, the recording of a provision may be needed and whether potential indemnification entitlements exist against any such claim.
Certain pending matters to which we are a party are discussed below.
Alnylam Proceedings

In March 2022, Alnylam Pharmaceuticals, Inc., or Alnylam, filed a lawsuit against Pfizer and Pharmacia & Upjohn    Co. LLC in the U.S. District Court for the District of Delaware alleging that an existing patent owned by Alnylam, U.S. Patent No. 11,246,933, or the ‘933 Patent, is infringed by the cationic lipid used in Comirnaty, and seeking monetary relief, which is not specified in their filings. We filed a counterclaim to become party to the Alnylam proceeding, and in June 2022, Alnylam added to its claims allegations that we induced infringement of the ‘933 Patent. Additionally, in July 2022, Alnylam filed a lawsuit against us, our wholly owned subsidiary, BioNTech Manufacturing GmbH, Pfizer and Pharmacia & Upjohn Co. LLC in the U.S. District Court for the District of Delaware alleging that we also induced infringement of a newly issued patent, U.S. Patent No. 11,382,979, or the ‘979 Patent, which is a continuation of the ‘933 Patent. The two lawsuits were consolidated on July 28, 2022. In May 2023, Alnylam filed a third lawsuit against Pfizer Inc. and Pharmacia & Upjohn Co. LLC in the U.S. District Court for the District of Delaware alleging infringement of U.S. Patent Nos. 11,633,479; 11,633,480; 11,612,657; and 11,590,229, all of which are continuations of the ‘933 Patent. We filed a counterclaim to become party to the new proceeding, and in July 2023, Alnylam added to its claims allegations that we induced infringement of the four new patents. All of the proceedings have been consolidated and are currently pending.
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
CureVac Proceedings
Germany
Infringement Proceedings – EP’122, DE’961, DE‘974, DE’575, and EP’668
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
On August 15, 2023, the Düsseldorf Regional Court held a hearing on infringement with respect to all five IP rights. At the hearing, the Court suspended its infringement ruling with respect to EP’122 until December 28, 2023. On September 28, 2023, the Court issued orders suspending its infringement rulings with respect to the remaining four IP rights (DE’961, DE’974, DE’575, and EP’668) pending validity decisions in the DE’961, DE’974, and DE’575 cancellation proceedings before the German Patent and Trademark Office and in the EP’668 opposition proceedings before the Opposition Division of the European Patent Office. In the September 28th orders, the Court explained that it was suspending its infringement rulings until validity decisions are reached, while contemporaneously noting concerns regarding the validity of DE’961, DE’974, DE’575, and EP’668. On December 28, 2023, the Düsseldorf Regional Court stayed the infringement proceedings as to EP’122 until a final appellate decision is rendered as to the validity of EP 122 by the Federal Court of Justice.
Infringement Proceedings – EP’755, DE’123, and DE’130
In July 2023, CureVac SE filed a second lawsuit against us and our wholly owned subsidiaries, BioNTech Manufacturing GmbH and BioNTech Manufacturing Marburg GmbH, in the Düsseldorf Regional Court, alleging Comirnaty’s infringement of one European patent, EP4023755B1, or the EP’755 Patent, and two Utility Models DE202021004123U1, and DE202021004130U1.
Nullity Proceedings – EP’122
In September 2022, we filed a nullity action in the Federal Patent Court of Germany seeking a declaration that the EP’122 Patent is invalid. In April 2023, the Federal Patent Court of Germany issued a preliminary opinion in the EP’122 nullity action in support of the validity of the EP’122 Patent. The preliminary opinion did not address any infringement of the EP’122 Patent. The preliminary opinion is a preliminary assessment by the court of the merits of a claim, and is non-binding. On December 19, 2023, the Federal Patent Court held an oral hearing, after which it nullified EP’122.
Cancellation Proceedings– DE’961, DE‘974, and DE’575

In November 2022, we filed cancellation actions seeking the cancellation of the three German Utility Models in the German Patent and Trademark Office. On December 27, 2023, the German Patent Office issued a preliminary opinion that DE’974 is likely to be cancelled based on invalidity pursuant to para. 1 (2) no. 5 Utility Model Act.
United States
In July 2022, we and Pfizer filed a complaint for a declaratory judgment in the U.S. District Court for the District of Massachusetts, seeking a judgment of non-infringement by Comirnaty of U.S. Patent Nos. 11,135,312, 11,149,278 and 11,241,493. In May 2023, the action in the U.S. District Court for the District of Massachusetts was transferred to the U.S. District Court for the Eastern District of Virginia, where CureVac filed counterclaims asserting infringement of six additional U.S. patents, U.S. Patent Nos. 10,760,070; 11,286,492; 11,345,920; 11,471,525; 11,576,966; and 11,596,686. In July 2023, CureVac filed amended counterclaims to assert an additional U.S. patent, U.S. Patent No. 11,667,910.
United Kingdom
In September 2022, we and Pfizer filed a declaration of non-infringement and revocation action against the EP’122 Patent and the EP’668 Patent in the Business and Property Courts of England and Wales. In October 2022, CureVac responded by filing a counterclaim alleging infringement of the EP’122 and EP’668 patents in the Business And Property Courts of England and Wales. On December 18, 2023, we amended our pleadings to further allege non-infringement and invalidity against EP’755.
All of the above proceedings are currently pending.
We believe we have strong defenses against the allegations claimed relative to each of the patents and utility models and intend to vigorously defend ourselves in the proceedings mentioned above. However, our analysis of CureVac’s claims is ongoing and complex, and we believe the ultimate outcomes remain substantially uncertain. Taking into account discussions with our external lawyers, we do not consider the probability of an outflow of resources to be sufficient to recognize a provision at the balance sheet date. In our opinion, these matters constitute contingent liabilities as of the balance sheet date. However, it is currently impractical for us to estimate with sufficient reliability the respective contingent liabilities.
Moderna Proceedings
Germany
Infringement Proceedings – EP’949 and EP’565
In August 2022, Moderna filed a lawsuit against us and Pfizer and our wholly owned subsidiaries, BioNTech Manufacturing GmbH, BioNTech Europe GmbH and BioNTech Manufacturing Marburg GmbH, Pfizer Manufacturing Belgium NV, Pfizer Ireland Pharmaceuticals and Pfizer Inc. in the Düsseldorf Regional Court alleging Comirnaty’s infringement of two European Patents, 3590949B1, or the EP’949 Patent, and 3718565B1, or the EP’565 Patent. On November 7, 2023, the European Patent Office (“EPO”) Opposition Division revoked EP’565 after a one-day oral hearing. The Opposition Division issued a preliminary opinion on December 8, 2023 noting that it believes EP’949 is likely invalid. As a result of these EPO proceedings, the Düsseldorf Regional Court postponed its hearing on infringement, originally scheduled for December 12, 2023, to January 21, 2025.
United Kingdom
In August 2022, Moderna filed a lawsuit asserting Comirnaty’s infringement of the EP’949 Patent and EP’565 Patent against us and our wholly owned subsidiaries, BioNTech Manufacturing GmbH, BioNTech Europe GmbH and BioNTech Manufacturing Marburg GmbH, Pfizer Limited, Pfizer Manufacturing Belgium NV and Pfizer Inc. in the Business and Property Courts of England and Wales. In September 2022, we and Pfizer filed a revocation action in the Business and Property Courts of England and Wales requesting revocation of the EP’949 Patent and EP’565 Patent.
United States
U.S. District Court Litigation
In August 2022, Moderna filed a lawsuit in the United States District Court for the District of Massachusetts against us and our wholly owned subsidiaries BioNTech Manufacturing GmbH and BioNTech US Inc. and Pfizer Inc. alleging Comirnaty’s infringement of U.S. Patent Nos. 10,898,574, 10,702,600 and 10,933,127 and seeking monetary relief.

Inter Partes Review
In August 2023, Pfizer and we filed petitions seeking inter partes review of U.S. Patent Nos. 10,702,600 and 10,933,127 before the United States Patent Trial and Appeal Board.
Netherlands
In September 2022, Moderna filed a lawsuit against us and our wholly owned subsidiary BioNTech Manufacturing GmbH and Pfizer B.V., Pfizer Export B.V., C.P. Pharmaceuticals International C.V. and Pfizer Inc. in the District Court of The Hague alleging Comirnaty’s infringement of the EP ‘949 Patent and the EP ’565 Patent. The District Court of the Hague held a hearing on October 6, 2023 on infringement and validity with respect to the EP ’949 Patent. On December 6, 2023, the Court found EP’949 to be invalid. The EP’565 case has been stayed pending Moderna’s appeal of the Opposition Division’s revocation of EP’565.
Ireland
In May 2023, Moderna filed a lawsuit against us and our wholly owned subsidiary BioNTech Manufacturing GmbH, Pfizer Inc., Pfizer Healthcare Ireland, Pfizer Ireland Pharmaceuticals, and C.P. Pharmaceuticals International C.V. alleging Comirnaty’s infringement of the EP’949 Patent and EP’565 Patent in the High Court of Ireland.
Belgium
In May 2023, Moderna filed a lawsuit against us, our wholly owned subsidiary BioNTech Manufacturing GmbH, Pfizer Inc. and Pfizer Manufacturing Belgium alleging Comirnaty’s infringement of the EP’949 Patent and the EP’565 Patent in the Brussels Dutch-speaking Enterprise Court.
All of the above proceedings are currently pending.
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
Arbutus and Genevant Proceedings
In April 2023, Arbutus Biopharma Corp., or Arbutus, and Genevant Sciences GmbH, or Genevant, filed a lawsuit against Pfizer and us in the U.S. District Court for the District of New Jersey alleging that Pfizer and we have infringed the following patents owned by Arbutus: U.S. Patent Nos. 9,504,651; 8,492,359; 11,141,378; 11,298,320; and 11,318,098, through the use of Genevant’s lipid nanoparticle technology and methods for producing such lipids in Comirnaty, and seeking monetary relief. This proceeding is currently pending.
We believe we have strong defenses against the allegations claimed relative to each of the patents and intend to vigorously defend ourselves in the lawsuit mentioned above. However, our analysis of Arbutus and Genevant’s claims is ongoing and complex, and we believe the outcome of the suit remains substantially uncertain. Taking into account discussions with our external lawyers, we do not consider the probability of an outflow of resources to be sufficient to recognize a provision at the balance sheet date. In our opinion, these matters constitute contingent liabilities as of the balance sheet date. However, it is currently impractical for us to estimate with sufficient reliability the respective contingent liabilities.
Promosome Proceedings
In June 2023, Promosome LLC filed a lawsuit against Pfizer, us, and BioNTech Manufacturing GmbH in the U.S. District Court for the Southern District of California alleging that Pfizer and our Comirnaty vaccine has infringed U.S. Patent No. 8,853,179, and seeking monetary relief. On October 4, 2023, the parties filed a joint stipulation of dismissal, dismissing the lawsuit with prejudice. As part of this stipulation of dismissal, Promosome agreed to a covenant not to assert U.S. Patent No. 8,853,179 against Pfizer and us or any of their products, including Comirnaty. This matter is considered closed.

Other financial commitments
The other financial commitments were as follows:

(in millions €)	December 31, 2023	December 31, 2022
Commitments under purchase agreements for property, plant and equipment	154.4	105.2
Contractual obligation to acquire intangible assets	1,721.1	—
Total	1,875.5	105.2
Contractual obligations to acquire intangible assets exist in connection with in-licensing and research and development collaborations. We have entered into obligations to make milestone payments once specific targets have been reached. Provided that all of the milestone events are achieved, we would be obligated to pay up to €1,721.1 million as of December 31, 2023 (nil as of December 31, 2022) in connection with the acquisition of intangible assets. The amounts shown represent the maximum payments to be made, and it is unlikely that they will all fall due. The amounts and the dates of the actual payments may both vary considerably from those stated in the table, since the achievement of the conditions for payment is possible but uncertain. Other financial obligations from possible future sales-based milestone and license payments were not included in the table above.
The expected maturities of payment obligations under purchase agreements for property, plant and equipment and contractual obligations to acquire intangible assets are as follows:

Year ended December 31, 2023
(in millions €)	Less than 1 year	1 to 5 years	More than 5 years	Total
Commitments under purchase agreements for property, plant and equipment	152.5	1.9	—	154.4
Contractual obligation to acquire intangible assets	249.4	954.9	516.8	1,721.1
Total	401.9	956.8	516.8	1,875.5
Other financial obligations were recognized at nominal value.
19    Other Non-Financial Liabilities

(in millions €)	December 31, 2023	December 31, 2022
Liabilities to employees	73.3	50.6
Liabilities from share-based payment arrangements	29.0	36.2
Liabilities from wage taxes and social securities expenses	15.1	761.8
Other	20.8	29.2
Total	138.2	877.8
Total current	125.1	860.8
Total non-current	13.1	17.0

20    Leases
20.1    Amounts Recognized in the Consolidated Statements of Financial Position
Right-of-Use Assets
The following amounts are presented as right-of-use assets within the consolidated statements of financial position as of the dates indicated:

(in millions €)	December 31, 2023	December 31, 2022
Buildings	209.8	206.5
Production facilities	—	3.0
Other operating equipment	4.6	2.4
Total	214.4	211.9
Additions to the right-of-use assets during the year ended December 31, 2023, were €66.4 million (during the year ended December 31, 2022: €118.3 million).
Lease Liability
The following amounts are included in lease liabilities, loans and borrowings as of the dates indicated:

(in millions €)	December 31, 2023	December 31, 2022
Current	28.1	36.0
Non-current	188.6	174.1
Total	216.7	210.1
20.2    Amounts Recognized in the Consolidated Statements of Profit or Loss
Depreciation Charge of Right-of-Use Assets

	Years ended December 31,
(in millions €)	2023	2022	2021
Buildings	40.7	35.2	14.7
Production facilities	3.0	23.1	14.0
Other operating equipment	1.5	0.5	0.3
Total depreciation charge	45.2	58.8	29.0

Interest on lease liabilities	5.7	5.1	2.9
Expense related to short-term leases and leases of low-value assets	58.9	27.1	9.5
Total amounts recognized in profit or loss	109.8	91.0	41.4
20.3    Amounts Recognized in the Consolidated Statements of Cash Flows
During the year ended December 31, 2023, the total cash outflow for leases amounted to €46.0 million (during the year ended December 31, 2022: €46.2 million; during the year ended December 31, 2021: €17.0 million).
20.4    Extension Options
The Group has several lease contracts that include extension options. These options are negotiated by management to provide flexibility in managing the leased asset portfolio and align with the Group’s business needs. Management exercises judgment in determining whether these extension options are reasonably certain to be exercised. The undiscounted potential future lease payments, which relate to periods after the exercise date of renewal options and are not included in lease liabilities, amount to up to €157.2 million as of December 31, 2023, considering terms up until 2049 (as of December 31, 2022: €163.1 million considering terms up until 2049).
21    Related Party Disclosures
21.1    Parent and Ultimate Controlling Party
ATHOS KG, Holzkirchen, Germany is the sole shareholder of AT Impf GmbH, Munich, Germany and beneficial owner of our ordinary shares. ATHOS KG via AT Impf GmbH has de facto control over BioNTech based on its substantial shareholding, which practically enables it to exercise the majority of voting rights to pass resolutions at our Annual General Meeting, or AGM.
21.2    Transactions with Key Management Personnel
In May 2023, at the Annual General Meeting, our shareholders reappointed Ulrich Wandschneider and Michael Motschmann as members of the Supervisory Board. In addition, Nicola Blackwood was appointed to our Supervisory Board. She succeeded Christoph Huber, who left the Supervisory Board after reaching the applicable retirement age limit.
Key Management Personnel Compensation
Our key management personnel has been defined as the members of the Management Board and the Supervisory Board. Key management personnel compensation is comprised of the following:

	Years ended December 31,
(in millions €)	2023	2022	2021
Management Board	8.3	15.0	20.4
Fixed compensation	3.9	2.9	2.2
Short-term incentive – first installment	0.7	0.6	0.6
Short-term incentive – second installment(1)	1.0	0.7	1.2
Other variable compensation(2)	0.8	0.1	—
Share-based payments (incl. long-term incentive)(3)	1.9	10.7	16.4
Supervisory Board	0.6	0.5	0.4
Total compensation paid to key management personnel	8.9	15.5	20.8
(1)    The fair value of the second installment of the short-term incentive compensation which has been classified as a cash-settled share-based payment arrangement was determined pursuant to the regulations of IFRS 2 “Share-based Payments.” This table shows the pro-rata share of personnel expenses for the respective financial year that are recognized over the award’s vesting period beginning as of the service commencement date (date when entering or renewing service agreements) until each separate determination date and are remeasured until settlement date.
(2)    Includes a one-time signing and retention cash payment agreed when renewing the service agreement agreed with Sean Marett.
(3)    The fair value of the share-based payments was determined pursuant to the regulations of IFRS 2 “Stock-based Payments.” This table shows the pro-rata share of personnel expenses resulting from stock-based compensation for the respective financial year. During the years ended December 31, 2023, 2022, and 2021, the amounts included expenses derived from a one-time signing bonus granted to Jens Holstein as of his appointment to the Management Board in the form of 4,246 phantom shares.
Management Board members participated in our ESOP program (see Note 16). Out of the 5,152,410 option rights granted to our Management Board under the ESOP 2018 program 4,921,630 options were exercised during the year ended December 31, 2022. The remaining 230,780 option rights were exercised by Sean Marett in May 2023. As of December 31, 2023, no further options issued to our Management Board members are outstanding.

21.3    Related Party Transactions
The total amount of transactions with ATHOS KG or entities controlled by it was as follows for the periods indicated:

	Years ended December 31,
(in millions €)	2023	2022	2021
Purchases of various goods and services from entities controlled by ATHOS KG	0.3	0.3	0.9
Purchases of property and other assets from entities controlled by ATHOS KG	—	62.5	—
Total	0.3	62.8	0.9
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
The outstanding balances of transactions with ATHOS KG or entities controlled by them were as follows as of the periods indicated:

(in millions €)	December 31, 2023	December 31, 2022
ATHOS KG	0.4	—
Total	0.4	—
None of the balances are secured and no bad debt expense has been recognized in respect of amounts owed by related parties.
22    Events After the Reporting Period
On February 8, 2024, we and Autolus Therapeutics plc, or Autolus, a clinical-stage biopharmaceutical company developing next-generation programmed T cell therapies, announced a strategic collaboration aimed at advancing both companies' autologous CAR-T programs towards commercialization. We have entered into a license and option agreement and a securities purchase agreement under which we purchased $200.0 million of Autolus' American Deposit Shares in a private placement closed on February 13, 2024 resulting in a stake in Autolus ordinary shares of 12.5%. Under the terms of the license and option agreement, we made a $50.0 million upfront payment in exchange for the right to receive royalties on net sales of Autolus' lead asset obe-cel, co-commercialization options for Autolus' AUTO1/22 and AUTO6NG programs as well as an exclusive license and exclusive options to certain technologies owned by Autolus.
The Supervisory Board has appointed Annemarie Hanekamp to the Management Board as Chief Commercial Officer (CCO), effective as of July 1, 2024. She will take over the role from Sean Marett, who will retire as planned from the Management Board as of June 30, 2024.