Form 20-F
period 2024-12-31
BioNTech SE
filed 2025-03-10
CIK 1776985

A C T I N G    T O G E T H E R    —    C R E A T I N G    S Y N E R G I E S
BioNTech SE
Annual Report on Form 20-F
for the year ended December 31, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT
OF 1934
OR
☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
OR
☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
Ordinary shares, no par value, with a notional amount attributable to each share of €1 outstanding up until March 3, 2025, the most recent practicable date, no par value: 239,970,804
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

Annual Report on Form 20-F for the year ended December 31, 2024

Annual Report on Form 20-F for the year ended December 31, 2024

Annual Report on Form 20-F for the year ended December 31, 2024

Annual Report on Form 20-F for the year ended December 31, 2024

GENERAL INFORMATION
In this Annual Report on Form 20-F, or the Annual Report, “BioNTech,” the “Group,” the “Company,” “we,” “us,”
and “our” refer to BioNTech SE and its consolidated subsidiaries, except where the context otherwise requires.
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

Annual Report on Form 20-F for the year ended December 31, 2024

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
•our ability to utilize our resources on-hand and to focus on the development of product candidates that will maximize shareholder value and our corporate pillars;

Annual Report on Form 20-F for the year ended December 31, 2024

•our measures anticipated to be taken in connection with our strategic vision, including estimated FTE increases and decreases;
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
•political uncertainty;
•our ability to effectively scale our production capabilities and manufacture our products, including our
COVID-19 vaccine, and our product candidates;
•our expectations with respect to the timing and amount of any dividends and any potential repurchases of our outstanding American Depositary Shares, or ADSs;
•our expectations regarding the timing of customer payments for delivered COVID-19 vaccine;
•our ability to implement, maintain and improve effective internal controls; and
•other factors not known to us at this time.
The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-
looking statements contained in this Annual Report speak only as of the date of this report, and unless otherwise required by law, we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

Annual Report on Form 20-F for the year ended December 31, 2024

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
Risk Factor Summary
•Demand for our COVID-19 vaccine, though difficult to predict, is expected to continue to decrease in the near future. Changing market dynamics, including as a result of the political climate and public sentiment, will impact our revenue, which currently depends heavily on sales of our COVID-19 vaccine, and result in challenges relating to production of our COVID-19 vaccine.
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
•Significant adverse events may occur during our clinical trials or even after receiving regulatory approval, which could delay or terminate clinical trials and delay or prevent regulatory approval or market acceptance of any of our product candidates. Since commercialization, we have received, and expect to continue to receive, product liability claims related to our COVID-19 vaccine.
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

Annual Report on Form 20-F for the year ended December 31, 2024

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
•As a “foreign private issuer,” we are exempt from a number of rules under U.S. securities laws, as well as Nasdaq rules, and we are permitted to file less information with the Securities and Exchange
Commission, or the SEC, than U.S. companies. This may limit the information available to holders of the
ADSs and may make our ordinary shares and the ADSs less attractive to investors.
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
However, we have experienced and we expect to continue to experience increasing reductions in demand for
COVID-19 vaccination generally, including for our vaccine, now that the virus has entered an endemic stage and as a growing proportion of the population becomes vaccinated. We expect that future revenues from sales of our
COVID-19 vaccine will decrease as demand for vaccination wanes. Such revenues will depend on numerous factors, including:

Annual Report on Form 20-F for the year ended December 31, 2024

•the extent to which a COVID-19 vaccine, including any booster shot, continues to be necessary while
COVID-19 remains an endemic virus;
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
•the extent to which changes in local, national and state government policy preferences in the United
States and other jurisdictions resulting from new elected leadership and evolving public sentiment affect demand for COVID-19 vaccines or mRNA therapeutics and our ability to successfully commercialize our product candidates, if approved;
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
Our reported commercial revenue is based in part on preliminary estimates of COVID-19 vaccine sales and costs from Pfizer that are likely to change in future periods, which may impact our reported financial results.
Our reported commercial revenue is based in part on preliminary estimates from Pfizer and other assumptions and judgments that we have made, which may be subject to significant uncertainties. Our commercial revenue includes preliminary estimates in part due to a difference in Pfizer’s financial quarter for subsidiaries outside the
United States, which consequently creates an additional time lag between the recognition of revenues and the receipt of payment. Although our revenue recognition policy is based on facts and circumstances known to us and various other assumptions that we believe to be reasonable under the circumstances, our actual results may deviate from such reported revenue.

Annual Report on Form 20-F for the year ended December 31, 2024

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
The COVID-19 disease itself is unpredictable and each variant comes with varying levels of transmissibility and severity. Consequently, the burden of the disease may wane or dissipate such that our and other COVID-19 vaccines may be considered less essential from individual and public health perspectives.
Our COVID-19 vaccine was initially developed based upon the genetic sequence of the original SARS-CoV-2 virus that was first detected. The SARS-CoV-2 virus continues to evolve, and new strains of the virus or those that are already in circulation may prove more transmissible or cause more severe forms of COVID-19 disease than the predominant strains observed to date. Our vaccine may not be as effective in protecting against existing and future variant strains of the SARS-CoV-2 virus as it is against the original virus or currently known strains of the SARS-CoV-2 virus. We and Pfizer intend to continue to observe our COVID-19 vaccine, including variant-
adapted vaccine candidates, in global clinical trials. It is possible that subsequent data from these clinical trials may not be as favorable as data we submitted to regulatory authorities to support our applications for emergency use authorization or marketing or conditional marketing approval or that concerns about the safety of our variant-
adapted COVID-19 vaccines will arise from widespread use outside of clinical trials. While we continue to monitor emerging SARS-CoV-2 strains, undertake investigations into the immunogenicity of our COVID-19 vaccine against new variants as they emerge and develop modified versions of our COVID-19 vaccine against new variants, these efforts may be unsuccessful, and failure to timely and successfully adapt our vaccine to variants of the SARS-CoV-2 virus could lead to significant reputational harm and adversely affect our financial results. Furthermore, variant-adapted COVID-19 vaccines may not receive approval or emergency use authorization in all jurisdictions, which could adversely affect our business prospects. It is also possible that we may expend significant resources adapting our COVID-19 vaccine to protect against certain variants of the
SARS-CoV-2 virus, but that a market for adapted vaccines does not develop for one or more variants or that demand does not align with our projections or cost expenditures. Moreover, even if we are successful in developing an adapted vaccine and there is a market for the new vaccine, new variants continue to emerge and any adapted vaccine may not be as effective in protecting against such future variant strains.
If we discover safety issues with our products, including our COVID-19 vaccine, that were not known at the time of approval, commercialization efforts for our products could be negatively affected, approved

Annual Report on Form 20-F for the year ended December 31, 2024 products could lose their approval or sales could be suspended, we could be subject to product liability claims and our business and reputation could be materially harmed.
Our COVID-19 vaccine and any other product candidates for which we receive approval or emergency use authorization are subject to continuing regulatory oversight, including the review of additional safety information.
Billions of doses of our COVID-19 vaccine have been delivered worldwide, and our COVID-19 vaccine is being more widely used by patients as an authorized product than it was used in clinical trials. As a result, undesirable effects and other problems may be observed that were not seen or anticipated, or were not as prevalent or severe, during clinical trials. We cannot provide assurance that newly discovered or developed safety issues will not arise, and we have received, and expect to continue to receive, product liability claims relating to our
COVID-19 vaccine. With the use of any vaccine by a wide patient population, serious adverse events may occur from time to time that did not arise in clinical trials or that initially appeared to be unrelated to the vaccine itself and only with the collection of subsequent information were found to be causally related to the product. Safety events that arise outside of a clinical trial setting are difficult to monitor, and given the widespread use of our
COVID-19 vaccine, we have experienced difficulty tracking potential treatment-related adverse events on a global basis. Any safety issues could cause us to suspend or cease marketing of our approved products, possibly subject us to substantial liabilities, and adversely affect our ability to generate revenue and our financial condition. The subsequent discovery of previously unknown problems with a product could negatively affect commercial sales of the product, result in restrictions on the product or lead to the withdrawal of the product from the market. The reporting of adverse safety events involving our products or public speculation about such events could cause the price of the ADSs representing our ordinary shares to decline or experience periods of volatility.
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
Failure to comply with continuing regulatory requirements by us or our collaboration partners could adversely impact regulatory approvals for our products, result in product recalls or suspensions, and/or subject us to fines and/or other types of liabilities.
If we or our collaborators fail to comply with applicable continuing regulatory requirements, including good industry practices, such as good manufacturing practices, or GMP, we or our collaborators may be subject to fines, suspension or withdrawal of regulatory approvals for specific drugs, product recalls and seizures, operating restrictions and/or criminal prosecutions. We and the manufacturers we engage to make our products and the manufacturing facilities in which our products are made are subject to periodic review and inspection by the U.S. Food and Drug Administration, or the FDA, and other regulatory authorities. If problems are identified during a review or inspection, we or our collaborators may be the subject of adverse regulatory action, including the issuance of untitled or warning letters, which could result in our inability to use the facility to make our product or a determination that inventories are not safe for commercial sale. Any of these factors could adversely affect our business prospects and our financial position could be materially harmed.
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

Annual Report on Form 20-F for the year ended December 31, 2024

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
Moreover, increasing efforts by governmental and third-party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and level of reimbursement for new products approved and, as a result, they may not cover or provide adequate payment for our product candidates. The Inflation Reduction Act, or IRA, enacted in August 2022 allows HHS to negotiate the price of certain drugs and biologics that CMS reimburses under Medicare Part B and Part D. The IRA’s negotiation program will apply to high-expenditure single-source drugs that have been approved for at least 7 years (11 years for biologics), among other negotiation selection criteria. The negotiated prices, which will become effective in 2026 for the first round of selected drugs, will be capped at a statutorily-determined ceiling price. The
IRA also penalizes drug manufacturers that increase prices of Medicare Part B and Part D drugs at a rate greater than the rate of inflation. In addition, the law eliminates the “donut hole” under Medicare Part D beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and requiring manufacturers to subsidize, through a newly established manufacturer discount program, once the out-of-pocket maximum has been reached. The IRA permits the Secretary of HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. Manufacturers that fail to comply with the IRA may be subject to various penalties, including civil monetary penalties. These IRA provisions have begun to take effect progressively starting in 2023, although the drug negotiation provisions of the IRA are currently the subject of legal challenges. The effects of the IRA on our business and the healthcare industry in general are not yet known. These laws and regulations may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for any of our products for which we may obtain regulatory approval or the frequency with which any such product is prescribed or used. At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access, and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage

Annual Report on Form 20-F for the year ended December 31, 2024 importing from other countries and bulk purchasing. Officials appointed by the new presidential administration to oversee the implementation of the IRA may take a different approach, and the new administration and Congress could also pursue statutory changes to the program, either of which could negatively affect our revenues.
We expect to experience pricing pressures in connection with the sale of any of our product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs, surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products in the marketplace.
Government policies, including relating to manufacturing or export controls, and negative public perception regarding vaccines and mRNA-based therapeutics could severely and adversely impact the manufacturing and sales of our COVID-19 vaccine and other product candidates we may develop, if approved.
There is a heightened risk that vaccines could be subject to export controls, adverse emergency actions or supply requirements by governmental and other authorities. In the past, the European Union and other regions have imposed, or threatened to impose, export controls that would limit or block the delivery of COVID-19 vaccines manufactured in or outside their territories in instances where manufacturers have been delayed or have not fully satisfied their delivery obligations to such governments, which could have prohibited us from delivering our COVID-19 vaccine to other jurisdictions. Vaccines are also at risk of being subject to adverse emergency actions taken by governmental entities in certain countries, including intellectual property expropriation, compulsory licenses, strict price controls or other actions, such as the requirement that specific quantities of vaccine doses be set aside for designated purposes or geographic areas. Furthermore, changes in governmental policy preferences and regulatory decision-making may have an adverse effect on our ability to commercialize products or, if approved, product candidates.
Furthermore, public sentiment regarding commercialization of vaccines, the safety and efficacy of our COVID-19 vaccine, other COVID-19 vaccines and treatments, and other public perceptions and misinformation relating to
COVID-19, mRNA technology, and our and other COVID-19 vaccines may limit our ability to generate income from sales of our COVID-19 vaccine and other product candidates we may develop and sell, including due to changes in local, national and state government policies in the U.S. and other jurisdictions, and cause reputational damage.
We face significant competition with other makers of COVID-19 vaccines and may be unable to maintain a competitive market share for our COVID-19 vaccine.
A number of vaccine manufacturers, academic institutions and other organizations currently have programs to develop COVID-19 vaccine candidates, including vaccines developed by Moderna, Inc. and Novavax, Inc. Our competitors pursuing vaccine candidates may have greater financial, product candidate development, manufacturing and marketing resources than we do. Larger pharmaceutical and biotechnology companies have extensive experience in clinical testing and obtaining regulatory approval for their products, and may have the resources to invest heavily to accelerate discovery and development of their vaccine candidates.
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

Annual Report on Form 20-F for the year ended December 31, 2024

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

Annual Report on Form 20-F for the year ended December 31, 2024

•the availability and cost of manufacturing, marketing and sales capabilities;
•the price of any approved immunotherapy;
•reimbursement coverage; and
•intellectual property position.
Following our acquisition of InstaDeep Ltd., or InstaDeep, we also face competition in the rapidly growing and developing artificial intelligence, or AI, industry. Our competitors may develop or commercialize products and services with significant advantages over any products we develop based on any of the factors listed above or on other factors. In addition, our competitors may develop collaborations with or receive funding from larger pharmaceutical, biotechnology or technology companies, providing them with an advantage over us. Our competitors therefore may be more successful in commercializing their products and services than we are, which could adversely affect our competitive position and business. Competitive products and services may make any products and services we develop obsolete or non-competitive before we can recover the expenses of developing and commercializing such products, if approved, and services.
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
Subsequently, for those products that prove to be sufficiently beneficial, we would expect to seek approval in earlier lines of treatment and potentially as a first-line therapy, but there is no guarantee that our product candidates, even if approved, would be approved for earlier lines of therapy, and, prior to any such approvals, we may have to conduct additional clinical trials. We are also developing product candidates for the treatment of rare diseases.
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

Annual Report on Form 20-F for the year ended December 31, 2024

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
•the burden of complying with complex and changing regulatory, tax, accounting, labor and other legal requirements in each jurisdiction that we or our collaborators pursue;
•reduced protection for intellectual property rights;
•differing medical practices and customs affecting acceptance in the marketplace;
•import or export licensing requirements;
•governmental controls, trade restrictions or changes in tariffs;
•economic weakness, including inflation, or political instability;
•production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad;
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

Annual Report on Form 20-F for the year ended December 31, 2024

Even with the requisite approvals, the commercial success of our products will depend in part on the medical community, patients, and third-party or governmental payors accepting immunotherapies in general, and our products in particular, as medically useful, cost-effective and safe.
Any product that we bring to the market may not gain market acceptance by physicians, trial participants, third-
party payors, and others in the medical community. Additionally, ethical and legal concerns and social preferences about research involving mRNA could result in additional regulations restricting or prohibiting the products and processes we may use. If these products do not achieve an adequate level of acceptance, we may not generate significant product sales revenue and may not be able to achieve or maintain profitability in future periods. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including:
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
•the extent to which changes in local, national and state government policy preferences in the United
States and other jurisdictions resulting from new elected leadership and evolving public sentiment affect demand for COVID-19 vaccines or mRNA therapeutics and our ability to successfully commercialize our product candidates, if approved;
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
In addition, for our products that are approved for marketing, we and/or our collaborator are subject to significant regulatory obligations regarding the submission of safety and other post-marketing information and reports for such product, and will need to continue to comply (or ensure that our third-party providers comply) with current
GMP and current good clinical practices, or GCP, for any clinical trials that we or a collaborator conduct post-
approval. In addition, there is always the risk that we or a collaborator or regulatory authority might identify previously unknown problems with a product post-approval, such as adverse events of unanticipated severity or frequency. Compliance with these requirements is costly, and any such failure to comply or other issues with our

Annual Report on Form 20-F for the year ended December 31, 2024 product candidates identified post-approval could have a material adverse impact on our business, financial condition and results of operations.
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
Obtaining coverage and reimbursement of a product from a government or other third-party payor is a time-
consuming and costly process that could require us to provide to the payor supporting scientific, clinical and cost-effectiveness data for the use of our products. Third-party payors could require us to conduct additional studies, including post-marketing studies related to the cost effectiveness of a product, to qualify for reimbursement, which could be costly and divert our resources. Even if we obtain coverage for a given product, if the resulting reimbursement rates are insufficient, hospitals may not approve our product for use in their facility or third-party payors may require co-payments that patients find unacceptably high. Patients are unlikely to use our product candidates unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our product candidates. Separate reimbursement for the product itself may or may not be available. Instead, the hospital or administering physician may be reimbursed only for providing the treatment or procedure in which our product is used. Further, from time to time, CMS revises the reimbursement systems used to reimburse healthcare providers, including the Medicare Physician Fee Schedule and Outpatient
Prospective Payment System, which may result in reduced Medicare payments. In some cases, private third-
party payors rely on all or portions of Medicare payment systems to determine payment rates. Changes to government healthcare programs that reduce payments under these programs may negatively impact payments from private third-party payors, and reduce the willingness of physicians to use our product candidates.
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

Annual Report on Form 20-F for the year ended December 31, 2024

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
The advancement of healthcare reform legislation and changes to the regulatory environment in the
United States, the European Union and elsewhere may increase the difficulty and cost for us to obtain marketing approval of and commercialize any product candidates we or our collaborators develop and may adversely affect the prices for such product candidates.
In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs. For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health
Care and Education Reconciliation Act of 2010, or the ACA, was passed, which substantially changed the way health care is financed by both governmental and private insurers, and significantly impacted the U.S.
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
In August 2022, the IRA was enacted, which sets forth meaningful changes to drug product reimbursement by
Medicare. The IRA is anticipated to have significant effects on the pharmaceutical industry and may reduce the prices we can charge and reimbursement we can receive for our products in the United States, among other effects. Any reduction in reimbursement from Medicare resulting from the IRA or other legislative or policy changes or from other government programs may result in a similar reduction in payments from private payers.
On August 16, 2024, the CMS announced the results of a first round of discounted prices effectively set by CMS under the IRA, applicable to ten products of other manufacturers; those discounted prices, set to take effect for calendar year 2026, were as high as 79% from 2023 list prices. Additional products will be discounted in future years. We cannot be sure whether additional legislative changes will be enacted, or the effect of forthcoming guidance implementing the IRA, or what the impact of such changes on our products and product candidates may be. Officials appointed by the new presidential administration to oversee the implementation of the IRA or other statutes may take a different approach, and the new administration and Congress could also pursue statutory changes to this or other programs, either of which could negatively affect our revenues.
The delivery of healthcare in the European Union, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than
European Union, law and policy. National governments and health service providers have different priorities and approaches to the delivery of healthcare and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most EU member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-
increasing European Union and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities, and affect our ability to commercialize any products for which we obtain marketing approval.

Annual Report on Form 20-F for the year ended December 31, 2024

We expect that additional healthcare reform measures or proposals will be adopted in the future, any of which could limit the amounts that governments will pay for healthcare products and services, including public health measures, which could result in reduced demand for our products and product candidates or additional pricing pressures. In the event that the pricing structures for healthcare products, such as the product candidates we are developing, change materially and limit payments for such product candidates, our business will be adversely impacted as our products may no longer be commercially viable based on their expected net present value; we may have invested significant resources in product candidates that cannot be commercially developed; or we may determine that assets that have reached an early phase of development cannot or will not be taken into further development, notwithstanding their clinical viability. In addition, development assets or clinical programs that are part of our collaborations may no longer be deemed commercially viable to pursue based on our collaborators’ assessments of the impact of any proposed, announced, or legislated pricing reforms.
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

Annual Report on Form 20-F for the year ended December 31, 2024

Our ability to continue to generate revenues and achieve and maintain long-term sustainable profitability depends on our ability, alone or with collaborators, to successfully complete the development of, and obtain the regulatory approvals necessary to commercialize, our product candidates. We continue to generate revenues from sales of our COVID-19 vaccine and additional limited revenues from other transactions. While we expect to maintain revenue from ongoing COVID-19 vaccine sales, future demand for COVID-19 vaccination is subject to uncertainty. Although we anticipate COVID-19 vaccination rates to remain relatively stable in the near term, variations driven by factors such as new virus variants, regional policy changes, and public health measures may impact long-term demand. Consequently, our revenue projections are influenced by this inherent unpredictability.
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

Annual Report on Form 20-F for the year ended December 31, 2024

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
•our ability to develop and manufacture our product candidates and commercialize and manufacture our
COVID-19 vaccine and, if approved, our product candidates, at commercial scale, including risks associated with quality compliance, such as product design, manufacturing processes, supply chain management, and compliance with regulatory requirements;
•our ability to manage our growth and spending;
•our ability to execute our corporate objectives;
•strategic decisions related to portfolio prioritization, which may result in certain potential one-time effects and charges and other material adverse effects on our financial condition and results of operations;
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
•the extent to which we repurchase outstanding ADSs under any share repurchase plans we may enter into in the future;
•risks associated with the international aspects of our business, including the conduct of clinical trials in multiple locations, and the risks associated with potential international commercialization, including regulatory approval, market competition, public sentiment and consumer demand, supply chain disruptions, and changes to the law and regulatory policy in different jurisdictions, such as the United
States;
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

Annual Report on Form 20-F for the year ended December 31, 2024

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
Prior to the first full year of commercialization of our COVID-19 vaccine, and for the year ended December 31,
2024, we incurred significant losses due to our significant research and development expenses and our investment in our manufacturing capabilities, and funded our operations primarily from private placements or issuances of ordinary shares (including in the form of ADSs) in connection with our public offerings, generation of proceeds under our collaboration agreements, secured bank loans and issuance of a convertible note.
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

Annual Report on Form 20-F for the year ended December 31, 2024

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
•continue, expand, or modify the research or development of our programs in preclinical development;
•continue, expand, or modify the scope of our clinical trials for our product candidates;
•initiate additional preclinical, clinical, or other trials for our product candidates, including under our collaboration agreements;
•execute on our strategic decisions related to portfolio prioritization, which may result in certain potential one-time effects and charges and other material adverse effects on our financial condition and results of operations;
•continue to invest in our immunotherapy platforms to conduct research to identify novel technologies;
•change our manufacturing capacity or capability;
•change or add additional suppliers;
•make changes to our infrastructure in connection with our quality control, quality assurance, legal, compliance and other groups to support our operations as a public company and our product development and commercialization efforts, including changes to our sites globally;
•attract and retain skilled personnel;
•seek marketing approvals and reimbursement for our product candidates;
•develop our sales, marketing, and distribution infrastructure for our COVID-19 vaccine and any other products for which we may obtain marketing approval or emergency use authorization;
•seek to identify and validate additional product candidates;
•acquire or in-license other product candidates and technologies;
•acquire other companies;
•make milestone or other payments under any in-license agreements;
•maintain, protect, defend, enforce and expand our intellectual property portfolio; and
•experience any delays or encounter issues with any of the above.

Annual Report on Form 20-F for the year ended December 31, 2024

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
In Germany, we have unused German tax loss carryforwards for corporate taxes for German group entities with pre tax group losses, though we generally have not recognized deferred tax assets related to such loss carryforwards for International Financial Reporting Standards, or IFRS, reporting purposes as of December 31,
2024. Deferred tax assets are recognized for unused tax losses only to the extent that it is probable that taxable profit will be available against which the losses can be utilized. In general, net operating loss, or NOL, carryforwards in Germany do not expire. Furthermore, under current German tax laws, certain substantial changes in the Company’s ownership and business may further limit the amount of NOL carryforwards that can be used annually to offset future taxable income.
For the German tax group, we incurred tax losses up to and including December 31, 2020. Even though we recognized deferred tax assets on a majority of German tax loss carry forwards in 2020 which were fully utilized in 2021, they are, however, subject to review and possible adjustment by the German tax authorities. In addition, the incurred tax losses up to and including December 31, 2024 also remain subject to review.
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
Furthermore, our ability to use our NOLs or credits is conditioned upon our attaining profitability and generating taxable income. Taxable income exceeding NOLs will be subject to taxation resulting tax liabilities. As described above, we incurred significant net losses in every year since our inception other than 2018, 2021, 2022 and 2023 and anticipate that in the future, we may incur losses for the majority of the group entities. Our ability to utilize our NOL or credit carryforwards in the United States and for some other group entities is uncertain, however we do recognize deferred tax assets on NOLs and tax credit carryforwards in the United States, as the requirements of IAS 12 are fulfilled.
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

Annual Report on Form 20-F for the year ended December 31, 2024

It is not possible to seek the refund of these wage taxes or social security contributions from either the German tax authorities or social security institutions after filing returns. In Germany, employers are considered secondarily liable for wage taxes.
In addition, value added taxes, or VAT, on invoices received by contract services providers who are considered internal employees are considered non-deductible and must be repaid to the German tax authorities. It is possible to reclaim the VAT repaid to the German tax authorities from the service provider. There is a possibility that the relevant input VAT claims against the contract service providers may, in some instances, not be enforceable as a result of a contract service provider no longer existing, the lapse of time or any other facts preventing the enforcement of such claims.
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

Annual Report on Form 20-F for the year ended December 31, 2024

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
To manage our anticipated development and expansion, we must continue to implement and improve our managerial, operational, legal, compliance and financial systems, expand our facilities, and continue to recruit and train additional qualified personnel. This includes our acquisition in January 2025 of Biotheus, Inc., or
Biotheus, a clinical-stage biotechnology company, as part of our oncology strategy, and our strategic initiatives more generally. In addition, our management may need to divert a disproportionate amount of its attention away from its day-to-day activities and devote a substantial amount of time to managing these development activities.

Annual Report on Form 20-F for the year ended December 31, 2024

As an evolving biotechnology company, we are actively pursuing drug classes, platforms and product candidates in many therapeutic areas and across a wide range of diseases. Successfully developing products for, and fully understanding the regulatory and manufacturing pathways to, all of these therapeutic areas and disease states requires a significant depth of talent, resources and corporate processes in order to allow simultaneous execution across multiple areas. Due to our limited resources, we may not be able to effectively manage this simultaneous execution and the expansion of certain operations or recruit and train additional qualified personnel. This may result in weaknesses in our infrastructure and/or give rise to operational mistakes, legal or regulatory compliance failures, loss of business opportunities, loss of employees and reduced productivity among remaining employees. The physical expansion of our operations may lead to significant costs and may divert financial resources from other projects, such as the development of our product candidates. If our management is unable to effectively manage our expected development, our expenses may increase more than expected, our ability to generate or increase our revenue could be reduced and we may not be able to effectively implement our business strategy. Our future financial performance and our ability to compete effectively and commercialize our COVID-19 vaccine and our product candidates, if approved, will depend in part on our ability to effectively manage the current and future development of our company.
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

Annual Report on Form 20-F for the year ended December 31, 2024

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
If we fail to comply with the relevant rules and regulations or otherwise fail to prepare our financial statements in accordance with international financial reporting standards, a material weakness may arise. If we are unable to successfully remediate any material weaknesses, our financial statements could contain material misstatements discovered in the future that could cause us to fail to meet our future reporting obligations and cause the price of the ADSs to decline.
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

Annual Report on Form 20-F for the year ended December 31, 2024

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
Our business could be adversely impacted by the effects of catastrophic global events, including natural disasters such as an earthquake, fire, hurricane, tornado, flood or significant power outage; public health crises such as the COVID-19 pandemic; political crises, such as terrorist attacks, war and other political instability,

Annual Report on Form 20-F for the year ended December 31, 2024 including the ongoing geopolitical conflicts in eastern Africa, the Middle East and Ukraine, and resulting sanctions imposed and retaliatory actions taken in response to such sanctions; or other catastrophic events.
For example, prolonged or expanded conflicts, and political responses to global actions, could destabilize oil and gas supply and demand patterns, increase energy volatility and have severe adverse effects on regional and global supply chains and economies and our business. Our commercial production of our COVID-19 vaccine is currently run on natural gas, although we believe our production could be powered by alternative fuel sources if needed. We also continue to evaluate the impacts that energy shortages may have on our partners, suppliers and service providers. Were any of these parties to experience significant impacts from this or any other energy shortage, our business could be materially harmed. We cannot predict with certainty the impact that volatility in energy prices could have on our or their operations, including on the manufacturing of our COVID-19 vaccine and the manufacturing and testing of our product candidates.
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
We do not carry insurance for all categories of risk that our business may encounter and insurance coverage is becoming increasingly expensive. We do not know if we will be able to maintain existing insurance with adequate levels of coverage, and any liability insurance coverage we acquire in the future may not be sufficient to reimburse us for any expenses or losses we may suffer. We currently maintain insurance coverage for losses relating to property damage, business interruption, transportation, product liability, cyber matters, clinical trials, and several other areas of coverage. For example, attracting and retaining qualified individuals to serve on our
Supervisory Board and our Management Board requires that we obtain and maintain adequate director and officer liability insurance, which has increased in cost as our operations have evolved. We are dedicating resources to exploring additional avenues for more adequate coverage as our business evolves. However, the coverage or coverage limits of our insurance policies may not be adequate. If our losses exceed our insurance coverage, our financial condition would be adversely affected. In the event of contamination or injury, we could be held liable for damages or be penalized with fines in an amount exceeding our resources. Clinical trials or regulatory approvals for any of our product candidates could be suspended, which could adversely affect our results of operations and business, including by preventing or limiting the development and commercialization of any product candidates that we or our collaborators may develop.
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
There is no guarantee that the U.S. Department of Treasury, the Federal Deposit Insurance Corporation, and
Federal Reserve Board will provide access to uninsured funds in a timely fashion, or at all, in the event of the closure of banks or financial institutions.

Annual Report on Form 20-F for the year ended December 31, 2024

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
Even if we complete the necessary preclinical studies and clinical trials, the marketing approval process is expensive, time-consuming and uncertain, and we may not be able to obtain approvals for the commercialization of product candidates we may develop. Any product candidates we may develop and the activities associated with their development and commercialization, including design, testing, manufacture, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, are subject to comprehensive regulation by the
FDA and by comparable global health authorities. To obtain the requisite regulatory approvals required to commercialize any of our product candidates, we and our collaborators must demonstrate through extensive preclinical studies and clinical trials that our product candidates are safe and effective for their intended use in the relevant target population. Successful completion of clinical trials is a prerequisite to submitting a biologics license application, or BLA, or a new drug application, or NDA, to the FDA, a Marketing Authorization
Application, or MAA, to the EMA, and similar marketing applications to comparable global regulatory authorities, for each product candidate and, consequently, the ultimate approval and commercial marketing of any product
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
The process of obtaining marketing approvals in the United States, the European Union and elsewhere is expensive, may take many years if additional clinical trials are required, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Changes in marketing approval policies and standards of care during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted product application may cause delays in the approval or rejection of an application. The FDA,
EMA and comparable regulatory authorities in other countries have substantial discretion in the approval process and may refuse to accept any application or may decide that the data are insufficient for approval and require

Annual Report on Form 20-F for the year ended December 31, 2024 additional preclinical, clinical or other trials. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent marketing approval of a product candidate. Any marketing approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable. Additional delays or non-approval may result if an FDA panel of experts, referred to as an Advisory Committee, or other regulatory authority recommends non-approval or restrictions on approval. In addition, we may experience delays or rejections based upon additional government regulation from future legislation or administrative action, or changes in regulatory agency policy during the period of product development, clinical trials, and the review process. Officials appointed by the new
U.S. presidential administration to oversee the agencies involved with approval of drugs and biologics may seek to change regulatory requirements for approval or the approach to reviewing applications. Together with changes of regulatory policy priorities and allocated resources, this could cause further delays, expense or non-approvals.
Regulatory agencies also may approve a product candidate for fewer or more limited indications or patient populations than requested or may grant approval subject to the conduct of post-marketing studies. In addition, regulatory agencies may not approve the labeling claims that are necessary or desirable for the successful commercialization of our product candidates.
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
•discovery efforts aimed at identifying potential immunotherapies may not be successful;
•nonclinical or preclinical study results may show product candidates to be less effective than desired or have harmful or problematic side effects;
•clinical trial results may show the product candidates to be less effective than expected, including a failure to meet one or more endpoints or have unacceptable side effects or toxicities;
•manufacturing or distribution failures or insufficient supply of GMP materials for clinical trials or higher than expected cost could delay or set back clinical trials, or make our product candidates commercially unattractive;
•our improvements in the manufacturing processes may not be sufficient to satisfy the clinical or commercial demand of our product candidates or regulatory requirements for clinical trials;

Annual Report on Form 20-F for the year ended December 31, 2024

•changes that we make to optimize our manufacturing, testing or formulating of GMP materials could impact the safety, tolerability and efficacy of our product candidates;
•pricing or reimbursement issues or other factors could delay clinical trials or make any immunotherapy uneconomical or noncompetitive with other therapies;
•changing social and political preferences regarding vaccines and mRNA therapies;
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
For administrative purposes, some mRNA-based medicinal products may be classified together with gene therapy products by the FDA or other regulatory agencies. Unlike certain gene therapies that irreversibly alter cell DNA and may be subsequently subject to specific safety concerns, most mRNA products are not designed to localize to the cell nucleus or interact with the genome. Side effects observed in other gene therapies, however, could negatively impact the perception of immunotherapies despite the differences in mechanism. In addition, unclear or inconsistent regulatory classification of mRNA products may result in uncertainties regarding the regulatory requirements and pathways for marketing approval. On the other hand, mRNA-based vaccines for the prevention of infectious diseases, like our COVID-19 vaccine, are not currently classified as gene therapies in most regions. The regulatory pathway for an individualized therapy, such as our Individualized Neoantigen
Specific Immunotherapy, or iNeST, an mRNA-based immunotherapy where each patient receives a different combination of mRNAs, remains undetermined. The number and design of the clinical and preclinical studies required for the approval of these types of medicines have not been established, may be different from those required for advanced medicinal therapy products or therapies that are not individualized or may require safety testing like gene therapy products. Moreover, the length of time necessary to complete clinical trials and submit an application for marketing approval by a regulatory authority varies significantly from one pharmaceutical product to the next and may be difficult to predict.
Our product candidates may not work as intended, may cause undesirable effects or may have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any.
As with most medicinal products, use of our product candidates could be associated with undesirable effects or adverse events which can vary in severity from minor reactions to death and in frequency from infrequent to prevalent. The potential for adverse events is especially acute in the oncology setting, where patients may have advanced disease, have impaired organ function, compromised immune and other systems and may be receiving numerous other therapies. Undesirable side effects or unacceptable toxicities caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, the EMA or comparable regulatory authorities. Results of our trials could reveal a high and unacceptable severity and prevalence of side effects.
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

Annual Report on Form 20-F for the year ended December 31, 2024 effect profiles for our clinical trials and upon any commercialization of any of our product candidates. Inadequate training in recognizing or managing the potential side effects of our product candidates could result in patient injury or death. Any of these occurrences may harm our business, financial condition and prospects significantly.
Clinical trials are strictly regulated and monitored by regulatory agencies, ethics committees, and sponsors. Despite this rigorous oversight, unexpected events may occur that could adversely impact patients’ safety and/or affect our ability to obtain regulatory approvals and, if approved, commercialize our product candidates.
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
•we may be required to implement a Risk Evaluation and Mitigation Strategy, or REMS, or create a
Medication Guide outlining the risks of such side effects for distribution to patients;
•we could be sued and held liable for harm caused to patients;
•the product may become less competitive; and
•our reputation may be negatively impacted.
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
operations and prospects.

Annual Report on Form 20-F for the year ended December 31, 2024

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

Annual Report on Form 20-F for the year ended December 31, 2024

•in an effort to optimize product features, we have made in the past and may continue to make changes to our product candidates after we commence clinical trials of a medicine which may require us to repeat earlier stages of clinical testing or delay later-stage testing of the medicine;
•clinical trials of any product candidates may fail to show safety or efficacy, or may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional nonclinical studies or clinical trials, or we may decide to abandon product development programs;
•differences in trial design between early-stage clinical trials and later-stage clinical trials may make it difficult to extrapolate the results of earlier clinical trials to later clinical trials;
•preclinical and clinical data are often susceptible to varying interpretations and analyses, and many product candidates believed to have performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval;
•our product candidates may have undesirable effects or other unexpected characteristics. One or more of such effects or events could cause regulators to impose a clinical hold on the applicable trial, or cause us or our investigators, IRBs or ethics committees to suspend or terminate the trial of that product candidate or any other of our product candidates for which a clinical trial may be ongoing;
•the number of trial participants required for clinical trials of any product candidates may be larger than we anticipate, identification of trial participants for such trials may be limited, enrollment in these clinical trials may be slower than we anticipate due to perceived adverse effects, limited patient populations, competitive trials, risks related to COVID-19 or other reasons, or participants may withdraw from clinical trials or fail to return for post-treatment follow-up at a higher rate than we anticipate;
•despite robust sponsor oversight, our and our collaborators’ third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations in a timely manner, or at all, or may deviate from the clinical trial protocol or withdraw from the trial, which may require the addition of new clinical trial sites;
•regulators may elect to impose a clinical hold, or we, our investigators, IRBs or ethics committees may elect to suspend or terminate clinical research or trials for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to an unacceptable benefit-
risk ratio;
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

Annual Report on Form 20-F for the year ended December 31, 2024

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
Any delays in the development, or the suspension of development, of our product candidates may harm our business, financial condition and prospects significantly.
In addition, on June 28, 2024, the Supreme Court overturned the Chevron doctrine in the combined cases of
Loper Bright Enterprises v. Raimondo and Relentless Inc. v. Department of Commerce. The Chevron doctrine gave deference to regulatory agencies in litigation against the FDA and other agencies. In addition, the Supreme
Court decided Corner Post, Inc. v. Board of Governors of the Federal Reserve System, which lengthened the time in which some challenges to agency rules can be initiated. As a result of these cases, more plaintiffs may bring lawsuits against the FDA to challenge longstanding decisions and policies of the FDA, which could undermine the FDA’s authority, lead to uncertainties in the industry, and disrupt the FDA’s normal operations, which could delay the FDA’s review of our marketing applications.
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

Annual Report on Form 20-F for the year ended December 31, 2024

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

Annual Report on Form 20-F for the year ended December 31, 2024

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
We, our collaborators, and other third parties on whom we rely conduct various activities, including research, clinical trials, manufacturing and, where approved, marketing, in jurisdictions across the globe. Such activities are subject to a variety of risks which could materially and adversely affect our business.
Our activities increasingly span different jurisdictions. For example, clinical trials of our product candidates are currently being conducted in several countries, and we plan to commercialize our product candidates, if approved, globally. Accordingly, we are subject to additional risks related to operating in multiple countries, including:
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
•economic weakness, including inflation, or changes to the political climate, public sentiment, and government policy preferences  in certain economies and markets;
•compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;
•taxes, including withholding of payroll taxes;
•currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;
•difficulties staffing and managing operations outside of Germany;
•workforce uncertainty in countries where labor unrest is more common;
•differing payor reimbursement regimes, governmental payors or patient self-pay systems, and price controls;
•potential liability under the U.S. Foreign Corrupt Practices Act of 1977 or comparable regulations in other jurisdictions;
•challenges enforcing our contractual and intellectual property rights, especially in those countries that do not respect and protect intellectual property rights to the same extent as Germany and the United
States;

Annual Report on Form 20-F for the year ended December 31, 2024

•production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and
•business interruptions resulting from geopolitical actions, including war and terrorism, or public health epidemics or pandemics.
As part of our global operations, we and our collaborators rely on relationships with entities based in various jurisdictions, including for clinical research and manufacturing activities and other regional operational needs.
Such relationships may involve the use of our or others’ intellectual property. We expect to continue to rely on such entities, which include locally-based contract manufacturing organizations, or CMOs, and CROs, in the future. For example, we and our collaborators rely on WuXi Biologics Co., Ltd. and its affiliates for outsourcing activities related to manufacturing and the supply chain, research and development, certain IP, and commercialization readiness for certain of our product candidates. Such entities are subject to evolving local regulatory requirements, and may also be subject to U.S. and EU legislation, including the proposed U.S.
BIOSECURE Act, sanctions, trade restrictions, and/or other regulations. Such requirements could increase the cost or reduce the supply of material available to us, delay the procurement or supply of such material, or have an adverse affect on our ability to secure significant commitments from governments to purchase our potential therapies.
The extent to which the COVID-19 virus continues to impact our operations, including our clinical trial operations, in its endemic stage will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including new outbreaks, new information which may emerge concerning the severity of
COVID-19 and the actions to contain COVID-19 or treat its impact, among others. In the future, similar events could affect our ability to manufacture and commercialize our product candidates.
As noted above, we and our partners have conducted and are expecting in the future to conduct clinical trials for our product candidates at clinical sites located outside of the United States. Although the FDA may accept data from clinical trials outside the United States that are not conducted under an IND, acceptance of this data in support of a marketing application or IND requires the clinical trial to have been conducted in accordance with
GCPs, and that the FDA is able to validate the data from the clinical trial through an onsite inspection if it deems such inspection necessary. Where data from non-U.S. clinical trials are intended to serve as the sole basis for marketing approval in the United States, the FDA will not approve the application on the basis of non-U.S. data alone unless those data are considered applicable to the U.S. patient population and U.S. medical practice, the clinical trials were performed by clinical investigators of recognized competence, and the data is considered valid without the need for an onsite inspection by the FDA or, if the FDA considers such an inspection to be necessary, the FDA is able to validate the data through an onsite inspection or other appropriate means. There can be no assurance the FDA will accept data from clinical trials conducted outside of the United States in support of a marketing application. If the FDA does not accept data from our clinical trials of our product candidates, it would likely result in the need for additional clinical trials, which would be costly and time-consuming and delay or permanently halt our development of a product candidate.
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

Annual Report on Form 20-F for the year ended December 31, 2024

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
candidates.
Many of our product candidates are being developed or are intended to be co-administered with other developmental therapies or approved medicines. For example, autogene cevumeran (BNT122/RO7198457) is being developed to be co-administered with checkpoint inhibitors. Such combinations may have additional side effects, which may be difficult to predict in future clinical trials.

Annual Report on Form 20-F for the year ended December 31, 2024

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
•a product candidate may, on further study, be shown to have harmful side effects or other characteristics that indicate it is unlikely to be effective or otherwise does not meet applicable regulatory criteria;
•we may discontinue the development of a product candidate;
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

Annual Report on Form 20-F for the year ended December 31, 2024

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
Recruiting and retaining other qualified employees, consultants and advisors for our business, including scientific and technical personnel, will be critical to our success as well. Competition for skilled personnel, including in
mRNA research, clinical development, clinical operations, regulatory affairs, therapeutic area management, manufacturing, and AI, is intense and the turnover rate can be high. We may not be able to attract and retain personnel on favorable terms given the competition among numerous pharmaceutical and biotechnology companies and academic institutions for individuals with similar skill sets. In addition, adverse publicity, and the failure to succeed in preclinical studies or clinical trials or in applications for marketing approval may make it more challenging to recruit and retain qualified personnel. The inability to recruit or loss of services of certain executives, key employees, consultants or advisors may impede the progress of our research, development and commercialization objectives and have a material adverse impact on our business, financial condition, results of
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
From time to time we may be subject to claims by our employees or regulatory authorities with respect to employment and workplace matters, including lawsuits or proceedings against us regarding injury, creating a hostile workplace, discrimination, wage and hour disputes, sexual harassment or other employment issues. In recent years, there has been an increase in the number of discrimination and harassment claims generally.
Coupled with the expansion of social media platforms and similar devices that allow individuals access to a broad audience, these claims have had a significant negative impact on some businesses. Certain companies that have faced employment- or harassment- related lawsuits have had to terminate management or other key

Annual Report on Form 20-F for the year ended December 31, 2024

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
Reports of adverse reactions to counterfeit products, increased levels of counterfeiting, or unsafe vaccines could materially affect public confidence in our COVID-19 vaccine or other product candidates. It is possible that adverse events caused by unsafe counterfeit vaccines will mistakenly be attributed to our COVID-19 vaccine, or, if approved, our other product candidates. In addition, thefts of inventory at warehouses, plants or while in-
transit, which are subsequently improperly stored and which are sold through unauthorized channels, could adversely impact patient safety, our reputation, and our business. Public loss of confidence in the integrity of our
COVID-19 vaccine or, if approved, our other product candidates, as a result of counterfeiting or theft could have a material adverse effect on our business, results of operations, and financial condition.
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

Annual Report on Form 20-F for the year ended December 31, 2024

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
We carry clinical trial insurance and product liability insurance, which we believe to be sufficient in light of our current clinical programs and commercial operations. However, the amount of coverage we have obtained may not be adequate, and we may seek to further increase insurance coverage limits as our pipeline moves towards commercialization. As we evolve, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. On occasion, large judgments have been awarded in class action lawsuits based on drugs or medical treatments that had unanticipated adverse effects. A successful product liability claim or series of claims brought against us could cause the price of the ADSs to decline and, if judgments exceed our insurance coverage, could adversely affect our results of operations and
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

Annual Report on Form 20-F for the year ended December 31, 2024

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
There are rapid and ongoing developments and changing, sometimes conflicting, expectations relating to ESG matters and factors such as the environmental impact of our operations, access to our COVID-19 vaccine, corporate governance, our product stewardship practices, management of business ethics, human rights due diligence in our own operations and our supply chain, and workforce development. At the same time, ESG matters, including climate change, are the subject of increased politicization, particularly in the United States.
These factors may result in increased regulatory, social or other scrutiny on us.
We believe we must address climate risks from our own contribution to climate change (inside-out perspective), risks to our own operations due to physical effects of climate change as well as transition risks (outside-in perspective), and interactions between both perspectives. To this end, we have set ourselves near-term scienced-based emissions reduction targets for our own operations (scope 1, 2) and for our supply chain
(supplier engagement target for scope 3), validated by the Science Based Targets initiative, or SBTi, in early
February 2024.
Additionally, we are addressing increasingly complex regulatory requirements with respect to human rights risks.
These requirements include German legislation such as the Act on Corporate Due Diligence Obligations for the
Prevention of Human Rights Violations in Supply Chains (Lieferkettensorgfaltspflichtengesetz – LkSG), potential legislative planning by the European Union, and local or regional regulations. Regulatory frameworks require us to identify, prevent, mitigate and ideally end the extent of any potential adverse impacts or violations throughout our own operations and value chain.
Finally, we are faced with increasing ESG related transparency and reporting obligations. These requirements arise, for example, from the EU Corporate Sustainability Reporting Directive regulation, the European
Sustainability Reporting Standards, and the respective German implementation law, any potential SEC rules that could require registrants to provide additional climate-related disclosures in future periods, and other possible obligations.
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

Annual Report on Form 20-F for the year ended December 31, 2024

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
The process to generate mRNA medicines is complex and, if not developed and manufactured under well-
controlled conditions, can adversely impact pharmacological activity. We may encounter difficulties in scaling up our manufacturing process, thereby potentially impacting clinical and commercial supply. Additionally, for individualized therapies, we may encounter issues with our ability to timely and efficiently manufacture product given the on-demand requirements of such therapies, thereby potentially impacting clinical and commercial supply.
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
Due to the number of different programs, we may in the future have cross contamination of products inside of our factories, CROs, external CMOs, suppliers or in the clinic that affect the integrity of our products. Additionally, for

Annual Report on Form 20-F for the year ended December 31, 2024 some programs the manufacturing scale is extremely small compared to the standard volumes of supply, such that we run the risk of contaminating the process each time we reopen a container to use remaining supplies.
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
We are utilizing a number of raw materials and excipients that are either new to the pharmaceutical industry or are being employed in a novel manner. Some of these raw materials and excipients have not been scaled to a level to support commercial supply and could experience unexpected manufacturing or testing failures, or supply shortages. Such issues with raw materials and excipients could cause delays or interruptions to clinical and commercial supply of our COVID-19 vaccine and our product candidates. Further, now and in the future, one or more of our programs may have a single source of supply for raw materials and excipients. Some of our suppliers are located in countries different from our manufacturing sites. Export restrictions could lead to unplanned interruptions in manufacturing, thus impacting supply of both clinical and commercial material.
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
Our product and product intermediates are extremely temperature sensitive, and we may learn that any or all of our products are less stable than desired. We may also find that transportation conditions negatively impact product quality. This may require changes to the formulation or manufacturing process for one or more of our products or product candidates and result in delays or interruptions to clinical or commercial supply. In addition, the cost associated with such transportation services and the limited pool of vendors may also add additional risks of supply disruptions. As we transport intermediate products with holding times in refrigeration (TIR) and allowed times out of refrigeration (TOR) across long distances and crossing borders, traffic issues and customs delays could lead to the loss of batches which would need to be replaced.
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

Annual Report on Form 20-F for the year ended December 31, 2024

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
Manufacturing is a vital component of our individualized immunotherapy approach, and we have invested significantly in our manufacturing facilities, including the acquisition of a manufacturing site in Marburg, Germany, the construction of a novel modular manufacturing facility that we refer to as a “BioNTainer,” and the construction

Annual Report on Form 20-F for the year ended December 31, 2024 of a facility to support manufacturing of our Individualized Vaccines Against Cancer candidates. All internal manufacturing is performed under GMP guidelines. We also rely on a network of CMOs for the manufacture of our COVID-19 vaccine. We do not rely on any external CMOs for the manufacture of our individualized product candidates and at this time, and we have limited redundancy among our facilities. Due to the individualized nature of our product candidates, we do not maintain product reserves. If any of our or our external CMOs’
manufacturing facilities, including our BioNTainer units, experience difficulties, including related to manufacturing, product release, shelf life, testing, storage and supply chain management or shipping, our clinical development programs may be delayed or suspended until we or our external CMOs can resume operations.
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

Annual Report on Form 20-F for the year ended December 31, 2024

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
Our product candidates require many specialty raw materials, some of which are manufactured by small companies with limited resources and experience to support a commercial product, and suppliers may not be able to deliver raw materials to our specifications. In addition, some such suppliers normally support blood-based hospital businesses and generally do not have the capacity to support commercial products manufactured under
GMP by biopharmaceutical firms. These suppliers may be ill-equipped to support our needs, especially in non-
routine circumstances like an FDA inspection or medical crisis, such as widespread contamination. We also do not have contracts with many of these suppliers, and we may not be able to contract with them on acceptable terms or at all. Accordingly, we have experienced and we may in the future experience delays in receiving key raw materials to support clinical or commercial manufacturing.
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

Annual Report on Form 20-F for the year ended December 31, 2024

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

Annual Report on Form 20-F for the year ended December 31, 2024

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

Annual Report on Form 20-F for the year ended December 31, 2024

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

Annual Report on Form 20-F for the year ended December 31, 2024

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

Annual Report on Form 20-F for the year ended December 31, 2024

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
We are a party to licenses that give us rights to third-party intellectual property, including patents and patent applications, that are necessary or useful for our business. For example, we have obtained licenses from Acuitas
Therapeutics, Inc., or Acuitas, CellScript LLC, or CellScript, and its affiliate, mRNA RiboTherapeutics, Inc., to patent rights claiming certain uses of modified RNA, as well as licenses from certain other parties for intellectual

Annual Report on Form 20-F for the year ended December 31, 2024 property useful in pharmaceutical formulations. We may enter into additional licenses to third-party intellectual property in the future.
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
•the ownership of inventions, trade secrets, know-how and other intellectual property resulting from the joint creation or use of intellectual property by our licensors and us and our collaborators;
•the priority of invention of patented technology; and
•the amounts to be paid pursuant to certain program milestones being achieved or to royalty obligations, including the triggering of royalty obligations and amounts to be paid pursuant thereto.
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
Although we expect to continue using our own clinical manufacturing facilities where available, we also rely on outside vendors to manufacture supplies and process our product candidates. We only manufacture our
COVID-19 vaccine on a commercial scale and may not be able to achieve commercial-scale manufacturing and

Annual Report on Form 20-F for the year ended December 31, 2024 processing for our other product candidates, if approved, and may be unable to create an inventory of mass-
produced, off-the-shelf product to satisfy demands for our product candidates, if approved.
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
Certain of our collaborators currently rely on CMOs located outside of the United States to manufacture their clinical materials, and we expect to rely on CMOs located outside of the United States in the future. Such ex-
U.S. CMOs may be subject to or affected by U.S. legislation, executive orders, regulations, or investigations, including but not limited to the proposed BIOSECURE Act, the Department of Justice’s Final Rule issued on
December 27, 2024 implementing the Executive Order on Preventing Access to Americans’ Bulk Sensitive
Personal Data and United States Government-Related Data by Countries of Concern, sanctions, trade restrictions and other U.S. and other regulatory requirements, which could increase the cost or reduce the supply of material available to us, delay the procurement or supply of such material, delay or impact clinical trials, have an adverse effect on our ability to secure significant commitments from governments to purchase our potential therapies and adversely affect our financial condition and business prospects.

Annual Report on Form 20-F for the year ended December 31, 2024

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

Annual Report on Form 20-F for the year ended December 31, 2024

•fluctuation in delivery by our suppliers due to changes in demand from us or their other customers.
If any of these risks materialize, costs could significantly increase and our ability to meet demand for our products could be impacted.
Risks Related to Intellectual Property
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

Annual Report on Form 20-F for the year ended December 31, 2024

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
Furthermore, the patent prosecution process is expensive and time-consuming, and we may not be able to file, prosecute, maintain, protect, defend, enforce or license all necessary or desirable patents or patent applications, as applicable, at a reasonable cost or in a timely manner. It is possible that we will fail to identify patentable

Annual Report on Form 20-F for the year ended December 31, 2024 aspects of our research and development output in time to obtain patent protection. Although we enter into non-
disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, CROs, CMOs, consultants, advisors and other third parties, if any of these parties were to breach such agreements and improperly disclose such output before a patent application is filed, this could jeopardize our ability to seek patent protection. We also rely to a certain extent on trade secrets, know-how, and technology, which are not protected by patents, to maintain our competitive position. If any trade secret, know-how or other technology not protected by a patent were to be disclosed to or independently developed by a competitor, our business and financial condition could be materially adversely affected.
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

Annual Report on Form 20-F for the year ended December 31, 2024

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

Annual Report on Form 20-F for the year ended December 31, 2024

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
Additionally, we face ongoing COVID-19 vaccine-related patent litigation. Alnylam Pharmaceuticals Inc., or
Alnylam, has brought litigation against us and Pfizer regarding U.S. Patent Nos. 11,245,933; 11,382,979;
11,633,479; 11,633,480; 11,612,657; and 11,590,229, the latter five of which are continuations of the ‘933 Patent.
In addition, CureVac SE, or CureVac, has brought litigation against us in Germany regarding three European patents, 1857122B1, or EP’122, 3708668B1, or EP’668, and 4023755B1, or EP’755, and three German utility models, DE202015009961, DE202015009974, and DE202021004130, or the CureVac IP. BioNTech filed a nullity action in the Federal Patent Court of Germany seeking a declaration that EP’122 is invalid, initiated cancellation actions against the CureVac IP in the German Patent and Trademark Office, and filed opposition proceedings in the European Patent Office, or EPO, seeking the revocation of EP’668 and EP’755. In the United
States, CureVac asserts seven U.S. patents against us and Pfizer: U.S. Patent Nos. 11,135,312; 11,149,278;
10,760,070; 11,286,492; 11,345,920; 11,596,686, and 11,667,910. BioNTech and Pfizer also initiated proceedings seeking the revocation of EP’122, EP’668, and EP’755 in the Business and Property Courts of
England and Wales. ModernaTX, Inc., or Moderna, has brought litigation against us and Pfizer regarding
European patents 3590949B1, or EP’949, and 3718565B1, or EP’565, in Germany, England and Wales, the
Netherlands, Ireland, and Belgium, and regarding U.S. Patent Nos. 10,898,574, 10,702,600, and 10,933,127 in
the United States. BioNTech and Pfizer also initiated proceedings seeking the revocation of EP’949 and EP’565 in the Business and Property Courts of England and Wales and have filed opposition proceedings in the EPO seeking the revocation of EP’949 and EP’565. BioNTech and Pfizer have filed petitions for inter partes review before the Patent Trial and Appeal Board in the United States with respect to U.S. Patent Nos. 10,702,600 and
10,933,127. Arbutus Biopharma Corp., or Arbutus, and Genevant Sciences GmbH, or Genevant, have brought litigation against us and Pfizer in the United States regarding U.S. Patent Nos. 9,504,651; 8,492,359;
11,141,378; 11,298,320; and 11,318,098. Promosome initiated litigation against us and Pfizer in the United
States regarding U.S. Patent No. 8,853,179; it has since been dismissed with prejudice. Promosome LLC, or
Promosome, has initiated litigation against us and Pfizer in the Unified Patent Court (Munich Division) regarding one European patent, EP 2 401 365. GlaxoSmithKline Biologicals SA and GlaxoSmithKline LLC, or collectively,
GSK, have brought litigation against us and Pfizer in the United States regarding U.S. Patent Nos. 11,638,693;

Annual Report on Form 20-F for the year ended December 31, 2024

11,638,694; 11,666,534; 11,766,401; 11,786,467; 11,759,422; 11,655,475; and 11,851,660. We cannot guarantee that we will not become subject to additional COVID-19 vaccine patent infringement lawsuits in the future. In addition, should Pfizer not prevail in any of the ongoing COVID-19 vaccine patent infringement lawsuits to which it is a party, Pfizer may seek to require us to indemnify Pfizer for losses suffered therefrom as well as any losses from future COVID-19 vaccine patent infringement lawsuits in which it does not prevail. We believe we have strong defenses against each of these claims and intend to vigorously defend ourselves in each proceeding, but we can make no assurances regarding the ultimate outcome of any of these matters.
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
There are many issued and pending patent filings that claim aspects of technologies that we may need for our
mRNA products or product candidates, or other product candidates, including patent filings that relate to relevant delivery technologies. There are also many issued patents that claim targeting genes or portions of genes that may be relevant for immunotherapies we wish to develop. In addition, as evidenced by the lawsuits brought against Moderna, Pfizer and us, there may be additional issued and pending patent applications that may be asserted against us in a court proceeding or otherwise based upon the asserting party’s belief that we may need such patents for the development, manufacturing, testing and commercialization of our COVID-19 vaccine or of our product candidates. Thus, it is possible that one or more organizations, ranging from our competitors to non-
practicing entities or patent assertion entities, has or will hold patent rights to which we may need a license, or hold patent rights which could be asserted against us. Such licenses may not be available on commercially reasonable terms or at all, or may be non-exclusive. If those organizations refuse to grant us a license to such patent rights on reasonable terms, if we fail to invalidate relevant patents, or if a court or other governing body determines that we need such patent rights that have been asserted against us and we are not able to obtain a license on reasonable terms or at all, we may be unable to perform research and development or other activities or market products covered by such patents, and we may need to cease the development, manufacture, testing and commercialization of one or more of the product candidates we may develop. Any of the foregoing could result in a material adverse effect on our business, financial condition, results of operations or prospects.
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

Annual Report on Form 20-F for the year ended December 31, 2024 property rights is a competitive area, and a number of more established companies are also pursuing strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, cash resources, and greater clinical development and commercialization capabilities.
We sometimes collaborate with academic institutions and/or utilize services of CROs and CMOs in certain aspects of our research or development under written agreements with these parties. These agreements may not ensure protection of intellectual property rights in developed technology, or may fail to provide us with sufficient control of or access to such intellectual property rights. For example, agreements with these academic institutions typically provide us with an option to negotiate a license to any of the institution’s rights in technology resulting from the collaboration. However, these institutions may not honor our option and right of first negotiation for intellectual property rights or we may otherwise be unable to negotiate a license within the specified time frame or under terms that are acceptable to us. If we are unable to do so, the institution may offer the intellectual property rights to other parties, potentially blocking our ability to pursue our program or otherwise continue to develop certain product candidates or other technologies. CROs and/or CMOs may control certain technologies that were utilized in and/or developed through work on our behalf, and may not pursue protection of such technologies, or may provide us with only non-exclusive rights in such technologies, so that relevant technologies may be shared with other parties including our competitors. In any relationship with a third party, there is a risk of disagreement over intellectual property rights (including inventorship or ownership of, rights to protect and/or enforce, and/or rights to use) in utilized or developed technologies.
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
In addition, third parties that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment. If we are unable to successfully obtain rights to required third-
party intellectual property rights or maintain, protect, defend or enforce the existing intellectual property rights we have, we may have to abandon the development and commercialization of the relevant program or product candidate, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
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

Annual Report on Form 20-F for the year ended December 31, 2024

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
Depending upon the timing, duration and specifics of any FDA marketing approval of any product candidates we may develop, one or more of our U.S. patents may be eligible for limited patent term extension under the Drug
Price Competition and Patent Term Restoration Action of 1984, or Hatch-Waxman Amendments. The Hatch-
Waxman Amendments permit a patent extension term of up to five years as compensation for patent term lost during the FDA regulatory review process for a drug product subject to the provisions of the Hatch-Waxman Act.
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
If we fail to comply, or are viewed to have failed to comply, with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors or other third parties, we could lose license rights that are important to our business or suffer monetary losses.
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
Where we obtain licenses from, or collaborate with, third parties, in some circumstances we may not have the right to control the preparation, filing, prosecution, maintenance, enforcement and defense of patents and patent applications covering the technology that we license from, or that arises through collaboration with, such third parties, or such activities, if controlled by us, may require the input of such third parties. In some cases, patent prosecution (including preparation and filing) of our in-licensed intellectual property or of intellectual property developed through collaboration, is controlled solely by the licensor or collaborator. We may also require the agreement and/or cooperation of our licensors and collaborators to protect, enforce, utilize, or defend any in-
licensed patent rights, and such agreement and/or cooperation may not be provided. Therefore, we cannot be certain that these patents and patent applications will be prepared, filed, prosecuted, maintained, protected, enforced or defended in a manner consistent with the best interests of our business. Any patents or patent applications that we in-license may be challenged, narrowed, circumvented, invalidated or held unenforceable, or our licensors may not properly maintain such patents or patent applications and they may expire. If our licensors fail to obtain, maintain, defend, protect or enforce the intellectual property we license from them, we could lose our rights to the intellectual property and our competitors could market competing products using the inventions in such intellectual property. In certain cases, we control the prosecution of patents included from in-
licensed technology. In the event we breach any of our obligations related to such prosecution, we may incur significant liability to our collaborators. If we and our licensors or collaborators disagree over IP protection strategies for relevant technologies, disputes may arise, and we could lose access to or control over protection of technologies important to our business. If so, we may not be able to adequately protect our product(s) or

Annual Report on Form 20-F for the year ended December 31, 2024 product candidates, including not being able to prevent a competitor or other third party from developing the same product(s) or product candidates for the same or a different use. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.
Moreover, we may disagree from time to time with licensors or collaborators regarding, among other things, the interpretation of each party’s obligations or the amounts payable under our agreements. For example, we were in discussions with the University of Pennsylvania, or UPenn, and the National Institutes of Health, or the NIH,
concerning royalties and other related amounts allegedly owed on sales of our COVID-19 vaccine since commercialization. UPenn subsequently filed suit against us in the U.S. District Court for the Eastern District of
Pennsylvania in connection with this dispute. On December 20, 2024, we entered into a Settlement Agreement with the NIH pursuant to which we agreed, among other things, to pay $791.5 million to the NIH. On December
23, 2024, we entered into a binding Term Sheet with UPenn pursuant to which we agreed to enter into a separate settlement agreement with UPenn, which would provide, among other things, that we pay $400.0 million as royalties for calendar years 2020-2023 to UPenn. For more information regarding our settlement with the NIH and UPenn, see Note 12.2 of our consolidated financial statements included elsewhere in this Annual
Report.
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

Annual Report on Form 20-F for the year ended December 31, 2024

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
Composition of matter patent protection is generally considered to be desirable because it provides protection without regard to any particular method of use or manufacture or formulation. While we have pursued or obtained patent protection covering components of certain product candidates and tests, manufacturing-related methods, formulations and/or methods of use, we have not yet obtained patent protection for all components of certain product candidates and tests, manufacturing-related methods, formulations and/or methods of use. For instance, we do not currently have any claims in our owned or in-licensed issued U.S. patents that cover the overall construct used in our iNeST product candidates. We also cannot be certain that claims in any future patents issuing from our pending owned or in-licensed patent applications or our future owned or in-licensed patent applications will cover the composition of matter, tests, manufacturing-related methods, formulations and/
or methods of use of our current or future product candidates. Method of use patents protect the use of a product for the specified method and formulation patents cover formulations to deliver therapeutics. These types of patents do not prevent a competitor or other third party from developing, testing, marketing or commercializing a similar or identical product for an indication that is outside the scope of the patented method or from developing a different formulation that is outside the scope of the patented formulation. Moreover, with respect to method of use patents, even if competitors or other third parties do not actively promote their product for our targeted indications or uses for which we may obtain patents, physicians may recommend that patients use these products off-label, or patients may do so themselves. Although off-label use may infringe or contribute to the infringement of method of use patents, the practice is common and this type of infringement is difficult to prevent

Annual Report on Form 20-F for the year ended December 31, 2024 or enforce. Consequently, we may not be able to prevent third parties from practicing our inventions in the United
States or abroad.
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

Annual Report on Form 20-F for the year ended December 31, 2024

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
Competitors and other third parties may infringe, misappropriate or otherwise violate our intellectual property rights or those of our licensors. To prevent infringement, misappropriation or other unauthorized use, we may be required to file claims, which can be expensive and time-consuming. In certain instances, we have instituted and may in the future institute inter partes review proceedings against issued U.S. patents and opposition proceedings against European patents owned by third parties. We have a number of opposition proceedings ongoing at the EPO against third-party patents related to mRNA technologies. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our products, product candidates and services may be subject to claims of infringement of the patent rights of third parties.
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
Third parties, including our competitors to non-practicing entities or patent assertion entities, may assert that we are employing their intellectual property and other proprietary technology without authorization. There may be third-party patents or patent applications with claims to materials, formulations, testing, methods of manufacture or methods for treatment related to the use, development, testing, manufacture or commercialization of our
COVID-19 vaccine or product candidates. For example, BioNTech SE and certain of our wholly owned subsidiaries are defendants in litigations initiated by CureVac, Alnylam, Moderna, Arbutus, Genevant, GSK, and
Promosome regarding Comirnaty. See “Legal Proceedings” in this Annual Report. As patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that our product(s) and/or product candidates may infringe. In addition, third parties may obtain patents in the future and claim that our technologies infringe upon these patents. If any third-party patents were held by a court of competent jurisdiction to cover the testing or manufacturing processes of any of our product(s) and/or product candidates, any molecules formed during the testing and manufacturing processes or any final product itself, the holders of any such patents may obtain injunctive or other equitable relief, which could effectively block our ability to develop, test and commercialize such product and/or product candidate unless we obtained a license under the applicable patents, or until such patents expire. Similarly, if any third-party patents were held by a court of competent jurisdiction to cover aspects of our formulations, processes for testing or manufacture or

Annual Report on Form 20-F for the year ended December 31, 2024 methods of use, including combination therapy, the holders of any such patents may be able to block our ability to develop, test and commercialize the applicable product and/or product candidate unless we obtained a license or until such patent expires. In either case, such a license may not be available on commercially reasonable terms, or at all, or may be non-exclusive.
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

Annual Report on Form 20-F for the year ended December 31, 2024

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

Annual Report on Form 20-F for the year ended December 31, 2024 that involve proprietary know-how, information or technology that is not covered by patents. However, trade secrets and know-how may be difficult to protect.
We seek to protect these trade secrets, know-how and other proprietary technology, in part, by entering into non-
disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, CROs, CMOs, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants and require all of our employees and key consultants who have access to our trade secrets, proprietary know-how, information or technology to enter into confidentiality agreements. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes. To the extent we become involved in litigation that may require discovery of our trade secrets, know-how and other proprietary technology, we seek to secure protective orders from the court that bind the parties with access to the discovered information. Despite our best efforts, we cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Any of these parties who may have access to our trade secrets, know-how and other proprietary technology may breach such agreements or orders. For example, a former employee of our
COVID-19 vaccine collaborator, Pfizer, has reportedly misappropriated trade secrets on our COVID-19 vaccine.
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

Annual Report on Form 20-F for the year ended December 31, 2024

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

Annual Report on Form 20-F for the year ended December 31, 2024 with our product(s) and/or product candidates, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.
Many companies have encountered significant problems in protecting and defending intellectual property rights in certain jurisdictions, particularly outside of Europe and the United States. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement, misappropriation or other violation of our patents and other intellectual property or development, testing, marketing and commercialization of competing products in violation of our owned or in-licensed intellectual property and other proprietary rights generally. Proceedings to enforce our intellectual property rights in such jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against
us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or in-license. In particular, the validity, enforceability and scope of protection of intellectual property in
China, where we derive net sales and maintain collaboration partnerships including licensing, are still evolving and historically, have not protected and may not protect in the future, intellectual property rights to the same extent as laws developed in Europe, including Germany, and the United States. Consequently, the time required to enforce our intellectual property rights in the legal regime of China may be lengthy and delay our recovery.
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

Annual Report on Form 20-F for the year ended December 31, 2024

•others may be able to make COVID-19 vaccines or therapies, and/or individualized cancer immunotherapies that are similar to our COVID-19 vaccine and/or any product candidates we may develop and commercialize or utilize similar technologies that are not covered by the claims of the patents that we now or may in the future own or have exclusively in-licensed;
•we, our co-owners or our licensors or future collaborators might not have been the first to make the inventions covered by the issued patents or pending patent applications that we own or have exclusively in-licensed;
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

Annual Report on Form 20-F for the year ended December 31, 2024

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

Annual Report on Form 20-F for the year ended December 31, 2024

•the results of clinical trials may not meet the level of statistical significance required by the FDA, the EMA or comparable regulatory authorities for approval, including due to the heterogeneity of patient populations;
•we may be unable to demonstrate that our product candidates’ clinical and other benefits outweigh their safety risks;
•the FDA, the EMA or comparable regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;
•the data collected from clinical trials of our product candidates may not be sufficient to the satisfaction of the FDA, the EMA or comparable regulatory authorities to support the submission of a BLA or other comparable submissions or to obtain regulatory approval in the United States or elsewhere;
•the FDA, the EMA or comparable regulatory authorities will inspect our manufacturing facilities and may not approve our facilities or our manufacturing processes and controls;
•the approval policies or regulations of the FDA, the EMA or comparable regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval; and
•appointees of the new presidential administration in the United States may seek to change regulatory requirements for the approval of products or the approach to the review of product applications.
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

Annual Report on Form 20-F for the year ended December 31, 2024

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
We may seek Breakthrough Therapy or Fast Track designation for one or more of our product candidates, but we may not receive such designations. Even if we do, it may not lead to a faster development or regulatory review or approval process, and it may not increase the likelihood that such product candidates will receive marketing approval.
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

Annual Report on Form 20-F for the year ended December 31, 2024

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

Annual Report on Form 20-F for the year ended December 31, 2024

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
The regulatory requirements to which our product candidates will be subject are not entirely clear. Even with respect to more established products that fit into the categories of gene therapies or cell therapies, the regulatory landscape is still developing. For example, regulatory requirements governing gene therapy products and cell therapy products have changed frequently and may continue to change in the future. Moreover, there is substantial, and sometimes uncoordinated, overlap in those responsible for regulation of existing gene therapy products and cell therapy products. Although the FDA decides whether individual gene therapy protocols may proceed, the review process and determinations of other reviewing bodies can impede or delay the initiation of a clinical study, even if the FDA has reviewed the study and approved its initiation. Conversely, the FDA can place an IND application on clinical hold even if such other entities have provided a favorable review. Furthermore, gene therapy clinical trials are also subject to review and oversight by an institutional biosafety committee, a local institutional committee that reviews and oversees basic and clinical research conducted at the institution participating in the clinical trial. In addition, adverse developments in clinical trials of gene therapy products conducted by others may cause the FDA or other regulatory bodies to change the requirements for approval of any of our product candidates.
Complex regulatory environments exist in other jurisdictions in which we might consider seeking regulatory approvals for our product candidates, further complicating the regulatory landscape. For example, in the
European Union, a special committee called the Committee for Advanced Therapies was established within the
EMA in accordance with Regulation (EC) No 1394/2007 on advanced-therapy medicinal products, or ATMPs, to assess the quality, safety and efficacy of ATMPs, and to follow scientific developments in the field. ATMPs include gene therapy products as well as somatic cell therapy products and tissue engineered products.
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

Annual Report on Form 20-F for the year ended December 31, 2024

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
Certain jurisdictions may have submission requirements for drug clinical trial and marketing applications that require us or our partners to submit substantial detailed materials related to non-clinical and clinical development and manufacturing and quality control to drug regulators or testing laboratories. This can include confidential standard operating procedures or executed batch records for the production of biological products or other records or documents that set forth detailed information about the manufacturing process. If these materials are disclosed, lost, or diverted to third parties or competitors during the application preparation process, this could negatively affect our ability to protect our intellectual property.
Our partners in different countries are subject to local regulatory requirements on the manufacturing and distribution of drugs and the implementation of clinical and non-clinical research. These include but are not limited to good manufacturing, distribution, laboratory, clinical practice, and pharmacovigilance rules. If these companies do not comply with applicable standards, they could become the subjects of investigations and enforcement, including orders to cease the activities pending remediation that is acceptable to the government.
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

Annual Report on Form 20-F for the year ended December 31, 2024

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
•issue adverse public statements about our business or products;
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

Annual Report on Form 20-F for the year ended December 31, 2024 such product candidates, if approved, may be harmed and our ability to generate product sale revenues from any of these product candidates may be delayed or eliminated. Any of these occurrences may harm our ability to identify and develop product candidates, and may harm our business, financial condition, result of operations and prospects significantly.
Additionally, following regulatory approval of a product candidate, the FDA or other regulatory authority could require us to adopt a REMS or a risk management plan to ensure that the benefits of treatment with such product candidate outweigh the risks for each potential patient, which may include, among other things, a medication guide outlining the risks of the product for distribution to patients, a communication plan to health care practitioners, extensive patient monitoring, or distribution systems and processes that are highly controlled, restrictive, and more costly than what is typical for the industry.
Furthermore, if we or others later identify undesirable side effects caused by any product that we develop, several potentially significant negative consequences could result, including:
•regulatory authorities may suspend or withdraw approvals or revoke licenses of such product;
•regulatory authorities may require additional warnings on the label;
•regulatory authorities may make unfavorable statements about the safety of our products;
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

Annual Report on Form 20-F for the year ended December 31, 2024

•The U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, in return for the purchase, recommendation, leasing or furnishing of an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand, and prescribers, purchasers, and formulary managers on the other. The ACA amends the intent requirement of the federal Anti-
Kickback Statute to provide that a person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it;
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

Annual Report on Form 20-F for the year ended December 31, 2024

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

Annual Report on Form 20-F for the year ended December 31, 2024

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
prospects.
Other jurisdictions outside the European Union are similarly introducing or enhancing privacy and data security laws, rules and regulations, which could increase our compliance costs and the risks associated with non-
compliance. In particular, in China, where some of our clinical data are originated, the cybersecurity, data privacy, data protection, or other data-related laws and regulations, including the Human Genetic Resources
Regulation (which regulates transfer human genetic data generated in clinical research to foreign or foreign controlled parties), may require approvals or filings prior to transferring those data to foreign-owned entities or overseas, and these regimes are continually evolving, meaning their interpretation and application may be uncertain. In the United States, we may be subject to restrictions and requirements under the Department of
Justice’s Final Rule issued on December 27, 2024 implementing the Executive Order on Preventing Access to
Americans’ Bulk Sensitive Personal Data and United States Government-Related Data by Countries of Concern,
signed on February 28, 2024. Practices regarding the collection, use, storage, transmission and security of personal information by companies have also been subject to increasing regulatory focus. As such, we cannot assure you that we will be compliant with such new regulations in all respects, and we may be ordered to rectify and terminate any actions that are deemed illegal by the government authorities and become subject to fines and other government sanctions, which may materially and adversely affect our business, financial condition, and results of operations. In addition, the uncertainties regarding further interpretation and implementation of these laws and regulations may adversely affect the secure storage of documented work as well as the cross-
border transfer of important data and personal information originated from our clinical trial activities, which are critical to the development of our pipelines.
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

Annual Report on Form 20-F for the year ended December 31, 2024

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

Annual Report on Form 20-F for the year ended December 31, 2024

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
Biopharmaceutical companies such as BioNTech SE that are developing potential therapeutics and vaccines to combat COVID-19, as well as conducting mRNA-based research in oncology and infectious disease more generally, have experienced significant volatility in the price of their securities upon publication of preclinical and clinical data as well as news about their development programs and commercialization activities. For example, during 2024, the closing sales price of the ADSs representing our ordinary shares on the Nasdaq Global Select
Market ranged from $78.36 to $124.71, with significant volatility occurring, for example, shortly after announcements by us or others related to regulatory matters, to our COVID-19 vaccine, to other COVID-19 vaccines, to development and commercialization pipelines in oncology and infectious disease, and to our transactions with third parties. Additionally, we have observed the trading price of the ADSs respond significantly to news and statements by us, government agencies, other vaccine developers, financial analysts or others relating to our business as well as to other COVID-19 vaccines and COVID-19 therapeutics and the spread of
COVID-19 generally, even in cases in which we believe the news does not affect our business or vaccine specifically. Given the attention being paid to COVID-19 worldwide and the public scrutiny of COVID-19 development and commercialization announcements, and given that our COVID-19 vaccine is currently among the primary vaccines being used worldwide, any news regarding manufacturing, supply and distribution of our
COVID-19 vaccine or unanticipated side effects of our COVID-19 vaccine, whether or not accurate, will attract significant attention and scrutiny and, as a result, the price of the ADSs representing our ordinary shares likely will continue to be volatile. In addition, volatility in the overall market and in the market price of a particular company’s securities can result in securities litigation, including shareholder class action lawsuits. Any securities litigation can result in substantial costs and a diversion of our management’s attention and resources.
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

Annual Report on Form 20-F for the year ended December 31, 2024

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
In addition, if we undertake acquisitions, we may utilize our cash, issue dilutive securities, assume or incur debt obligations, incur large one-time expenses and acquire intangible assets that could result in significant future amortization expense. For example, in July 2023, we acquired InstaDeep, a leading global technology company in the field of AI and machine learning, for upfront consideration of cash and BioNTech shares, and potential future milestone payments. Although we believe that AI and machine learning technology has the potential to accelerate the development of therapeutic programs and further optimize manufacturing and supply chain processes, it is possible that our use of the acquired technology will not achieve the desired results, and that we will not be able to retain and grow InstaDeep’s business around the world. If demand for the services developed by InstaDeep does not continue, or if we are unable to improve our AI and machine learning technology in a timely, effective and competitive manner, we may not be able realize the expected outcomes from the InstaDeep acquisition. In January 2025, we acquired Biotheus, a clinical-stage biotechnology company, for upfront consideration predominantly of cash, with a small portion in our ADSs, and potential future milestone payments.
Although the Biotheus acquisition expands our operations in China, our expectations regarding the creation of long-term value for shareholders and potential future commercialization in oncology may not be realized. There is no guarantee that we will realize any anticipated benefits of these or future acquisitions, or that the diversification of our business through acquired technology or products will be successful.
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

Annual Report on Form 20-F for the year ended December 31, 2024

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
Our executive officers, directors, five percent shareholders, and their affiliates beneficially own a majority of our ordinary shares (including ordinary shares represented by ADSs) as of December 31, 2024, and will have the ability to influence us through their ownership positions. For example, these shareholders, acting together, may be able to exert significant influence over matters such as elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares that shareholders may believe are in their best interest. Such insiders may also act in concert to waive rights to participate in rights offerings, as was done in our summer 2020 rights offering, which would have the effect of permitting the ADSs or shares underlying such waived rights to be offered to the public in an underwritten offering without contravening
German law pricing requirements.
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

Annual Report on Form 20-F for the year ended December 31, 2024

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
Based on our income and assets, we believe that we should be treated as a “passive foreign investment company,” or PFIC, for the preceding taxable year. However, the determination of our PFIC status is made annually based on the factual tests described below. Consequently, while we may be a PFIC in future years, we cannot estimate with certainty at this stage whether or not we are likely to be treated as a PFIC in the current taxable year or any future taxable years. Generally, if, for any taxable year, at least 75 percent of our gross income is “passive income” or at least 50 percent of our gross assets during the taxable year (based on the average of the fair market values of the assets determined at the end of each quarterly period) are assets that produce or are held for the production of passive income, we will be characterized as a PFIC for U.S. federal income tax purposes. Passive income for this purpose generally includes, among other things, dividends, interest, rents, royalties, gains from commodities and securities transactions, and gains from assets that produce passive income. However, rents and royalties received from unrelated parties in connection with the active conduct of a trade or business should not be considered passive income for purposes of the PFIC test. For example, if we were to be characterized as a PFIC for U.S. federal income tax purposes in any taxable year during which a U.S. Holder (as defined in “Taxation —Material United States federal income tax considerations”
in this Annual Report) holds ordinary shares or ADSs, such U.S. Holder could be subject to additional taxes and interest charges upon certain distributions by us and any gain recognized on a sale, exchange or other disposition of our shares, whether or not we continue to be characterized as a PFIC. Certain adverse consequences of PFIC status can be mitigated if a U.S. Holder makes a “mark to market” election or a “Qualified
Electing Fund,” or QEF, election. We have made available to U.S. Holders the information necessary to make and maintain a QEF election for the year ended December 31, 2024, and intend to provide U.S. holders with the necessary information for any taxable year in which we are treated as a PFIC. See “Taxation —Material United
States federal income tax considerations —Passive foreign investment company considerations” in this Annual
Report.
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
Our principal executive offices are located at An der Goldgrube 12, D-55131 Mainz, Germany. Our telephone number is +49 6131-9084-0. Our website address is www.biontech.com. The information contained on, or that can be accessed through, our website is not part of this document. Our agent for service of process solely for the

Annual Report on Form 20-F for the year ended December 31, 2024 purpose of notices and communications from the SEC in the United States is c/o BioNTech US Inc., 40 Erie
Street, Suite 110, Cambridge, Massachusetts 02139, +1 (617) 337-4701.

Annual Report on Form 20-F for the year ended December 31, 2024

B. Business Overview
I. Overview
We are a global next-generation immunotherapy company pioneering novel medicines against cancer, infectious diseases and other serious diseases. Since our founding in 2008, we have focused on harnessing the power of the immune system to address human diseases with unmet medical needs and major global health burdens. Our fully integrated model combines decades of research in immunology with a multi-technology innovation engine,
GMP manufacturing, translational drug discovery, clinical development, commercial capabilities, computational medicine, data science, artificial intelligence, or AI, and machine learning, or ML, capabilities to discover, develop and commercialize our marketed products and product candidates.
We have built a broad toolkit across multiple technology platforms, including a diverse range of potentially first-
in-class therapeutic approaches. This includes investigational messenger ribonucleic acid, or mRNA immunotherapies, protein-based therapeutics (including targeted antibodies such as monoclonal, bispecific and antibody-drug conjugates, or ADCs) and cell therapies.
Our multi-technology combination of platforms and product candidates positions us as pioneers in the field of individualized, patient-centric therapeutic approaches in oncology and infectious diseases.
Our primary focus is oncology, where we endeavor to address the full continuum of cancer from early to late disease stages. The root causes of cancer treatment failure are cancer heterogeneity and interindividual variability. Driven by random sequential mutations, every patient’s cancer is different and within one patient’s tumor, every cell is different. Addressing these two challenges is the core of our strategy. To augment anti-tumor activity and to counteract resistance mechanisms, we seek to combine compounds with non-overlapping, synergistic mechanisms of action.
In infectious disease, we aim to develop new prophylactic vaccines as well as therapeutics, as there are substantial unmet medical and global health needs. Our approach has generated a robust product pipeline, and has led to the approval of our first marketed product, Comirnaty.
II. The BioNTech Approach
Our key objectives are to develop an innovative immunotherapy pipeline in oncology targeting multiple product approvals in the coming years and to build a sustainable respiratory infectious disease vaccine business based on the BioNTech-Pfizer Comirnaty franchise. We are uniquely positioned to pursue our objectives by leveraging our technology agnostic approach rooted in decades of research in immunology coupled with expertise in emerging mRNA technologies. Our vision is to establish a multi-product company based on our pioneering technologies and science to contribute to improving the health of people worldwide.
Oncology Pipeline Strategy
Cancer is one of the most profound medical challenges of humankind. Genetic and phenotypic heterogeneity, the tumor microenvironment and immune diversity make cancer a complex and heterogeneous disease. Our long-term oncology vision is to expand the number of available treatment options for cancer patients. We aim to address the full continuum of cancer treatment by developing novel therapies to best serve the needs of cancer patients from adjuvant to late-stage settings.
Since our founding, we have been a multi-technology company. We believe that by combining complementary treatment modalities, we can leverage the potential of each technology to provide precise and personalized treatments to patients. Such treatments, if approved, could both increase the likelihood of therapeutic success and reduce the risk of therapeutic resistance. By building a diverse toolkit and clinical portfolio with synergistic mechanisms of action, we aim to exploit the potential of our technologies:
•mRNA Cancer Immunotherapies. We are developing a portfolio of mRNA-based therapeutic candidates to treat cancer: cancer immunotherapies, including FixVac (fully owned) and iNeST (in collaboration with Genentech, Inc., a member of the Roche Group, or Genentech), and mRNA-encoded cytokines and antibodies. We believe that mRNA cancer immunotherapy candidates, if successful, could

Annual Report on Form 20-F for the year ended December 31, 2024 have the potential to eliminate polyclonal residual disease by targeting multiple antigens at once for potential long-term impact.
•Immunomodulators. We are building a modality agnostic toolkit to focus on crucial immuno-oncology pathways. We target different but complementary players in the complex cancer immunity cycle to promote a thorough and durable antitumor effect. We use our in-house capabilities and collaborate with
Genmab A/S, or Genmab, and OncoC4, Inc., or OncoC4, to develop next-generation immunomodulators that are designed to modulate the patient’s immune response to cancer.
•Targeted Therapies. We aim to develop potent and precise therapies that could reduce tumor burden across the entire disease continuum, including late lines. We collaborate with Duality Biologics (Suzhou)
Co. Ltd., or DualityBio, and MediLink Therapeutics (Suzhou) Co., Ltd., or MediLink Therapeutics, to
develop next-generation ADCs. ADCs will transform cancer care. We believe they have the potential to supplement or replace chemotherapy in the future. We believe that a differentiated ADC linker technology could improve efficacy and safety compared to currently approved ADCs, and novel mechanisms of action may be able to improve tumor specific activation. We are also developing a range of cell therapies against solid tumors, including chimeric antigen receptor, or CAR-T,-cell therapies, neoantigen-based T-cell therapies and T-cell receptor, or TCR therapies in which the patient’s T cells are modified or primed to target cancer-specific antigens.
From our diverse clinical portfolio, we have identified two high-priority assets with pan-tumor potential and programs that we believe will enable us to realize our vision of addressing the full continuum of cancer: first, our
mRNA cancer immunotherapy programs, FixVac and iNeST, which we believe are particularly suited for early-
stage or low tumor burden cancers; and second, our late-stage clinical asset BNT327, formerly also known as
PM8002, an investigational bispecific antibody targeting PD-L1 and VEGF-A, and for which we obtained full global rights with the acquisition of Biotheus Inc., or Biotheus. We believe that BNT327 has the potential to become a next-generation immuno-oncology backbone suitable for a broad range of cancers.
We plan to continue building our oncology pipeline and commercial capabilities in 2025 in anticipation of potential commercial oncology launches as soon as 2026, if approved.
Infectious Disease Pipeline Strategy
Infectious diseases remain among the leading causes of death and disability worldwide. Low- and middle-
income countries continue to bear much of the burden of communicable diseases, which include tuberculosis, human immunodeficiency virus, or HIV, malaria, neglected tropical diseases and hepatitis B. Climate change, rising population numbers and global travel may all contribute to an increased risk of global infectious disease outbreaks.
Our goal is to advance our infectious disease programs by developing vaccines and therapeutics for infectious diseases caused by respiratory viruses, latent viruses, bacteria and parasites. We believe our scientific approach and our mRNA technology have the potential to significantly contribute to the fight against global health threats caused by infectious diseases. We have pursued both strategic partnerships and corporate collaborations to partially fund our infectious disease global health programs and aim to continue to do so. Our infectious disease programs aim to contribute to equitable access to effective and well tolerated vaccines for high medical need indications.
Together with our collaborator Pfizer Inc., or Pfizer, we plan to continue to invest into the research and development of next-generation COVID-19 vaccines and COVID-19 / influenza combination vaccines. We expect seasonal COVID-19 vaccination to continue, driven by the continuous evolution of the virus. We aim to maintain COVID-19 vaccine market leadership and expect continued revenues from COVID-19 vaccine sales in the near term.
We and our partners are also committed to researching and developing product candidates against latent viruses, including herpes-simplex virus, or HSV, varicella-zoster virus, or shingles and mpox (formerly known as monkeypox). Latent viruses remain in the body after an infection and can lead to lifelong medical complications.

Annual Report on Form 20-F for the year ended December 31, 2024

In addition, we have ongoing trials evaluating mRNA vaccine candidates against diseases caused by bacteria
(tuberculosis) and parasites (malaria).
We see the potential for applications of our technologies beyond oncology and infectious disease, including autoimmune diseases, inflammatory diseases, cardiovascular diseases, neurodegenerative diseases and regenerative medicines.
III. Strategic Outlook
We are committed to translating science into survival for patients by advancing BioNTech’s strategy and executing it to become a global immunotherapy powerhouse with multiple approved products and revenue streams.
As part of this continued approach, we have built a unique pipeline by targeting technologies and candidates with disruptive potential. In oncology, we focus on therapeutic approaches with pan-tumor potential, including our personalized mRNA cancer immunotherapies and our bispecific antibody candidate BNT327. We plan to significantly invest in their broad clinical evaluation across multiple cancer indications with significant (unmet)
medical needs, as well as their commercialization in key markets. We aim to further enhance the therapeutic profile of our investigational therapies through the evaluation of novel combinations, including our differentiated portfolio of ADCs and targeted therapy candidates.
As we continue to invest in executing our vision, we remain committed to cost-effective value generation. We actively manage our pipeline and assess our sites according to key criteria: strategic alignment, operational efficiency, and sustainable value creation. Consequently, we plan to significantly invest in essential areas while optimizing capacities in others. While capacities may shift in accordance with our strategic criteria, we expect our overall headcount to remain relatively stable over the next three years.
We have implemented, or expect to start implementing in 2025, measures aimed at expanding our research, development, manufacturing and commercialization capabilities, which we currently anticipate may result in the creation of up to between 800 and 1,200 FTE positions over the period of 2025 to 2027, including:
•The construction of our first large-scale mRNA immunotherapy manufacturing facility in Mainz, Germany, which we started in 2019 and for which we plan to initially fill approximately 350 FTE positions in 2025.
•The completion of the acquisition of Biotheus in February 2025, through which we obtained full global rights to BNT327 as well as rights to all other candidates and have increased our presence in mainland
China by approximately 325 FTE positions.
•The strategic expansion of workforce in selected areas across our sites worldwide, such as clinical development and commercial operations.
We intend to implement measures between 2025 and 2027 to adjust capacities in some areas by between 950 and 1,350 FTE positions, including:
•An optimization of our manufacturing network by (i) establishing focused centers of excellence for early-
stage mRNA manufacturing in Idar-Oberstein and Cell & Gene manufacturing in Gaithersburg, while (ii)
right-sizing our center of excellence for late-stage mRNA manufacturing in Marburg. We currently expect that this will involve consolidating and adjusting capacities within our manufacturing network, which could lead to an estimated reduction of the workforce in Marburg of between 250 and 350 FTE positions and in Idar-Oberstein (Germany) of between 100 and 200 FTE positions over this time period.
•The consolidation and adjustment of capacities across administrative functions and preclinical research in Europe and North America, resulting in an estimated workforce reduction of between 550 and 700
FTE positions over this time period.We will continue to drive progress with a focus on our highest potential opportunities and we believe we are well-positioned to continue advancing our strategic vision.
We look forward to another year of meaningful progress building on our achievements in 2024.

Annual Report on Form 20-F for the year ended December 31, 2024

IV. Execution in 2024
In 2024, we executed across our four key strategic pillars to strengthen our technology platforms, digital capabilities and infrastructure, through strategic investments, acquisitions, licensing agreements and public-
private partnerships impacting patients, shareholders and other stakeholders.
1. Innovative and Diversified Pipeline
We continued to develop our innovative oncology and infectious disease pipeline. Today, our pipeline consists of
18 clinical programs in oncology, with more than 20 Phase 2 and Phase 3 clinical trials, and seven clinical programs in infectious disease. In 2024, we and our partners reported data across our portfolio at multiple medical meetings and published manuscripts in peer reviewed journals.
In oncology, we started multiple clinical trials and brought several assets into mid- and late-stage development, namely Phase 2 and Phase 3 clinical trials, across a range of technologies, including our bispecific antibody
BNT327, mRNA cancer immunotherapies and ADCs.
Over the next year, we aim to advance additional product candidates to late-stage development, and we expect to continue building our pipeline towards our potential first oncology launch in 2026.
2. Leadership in COVID-19 Vaccine Development
We continued to build our COVID-19 vaccine franchise and maintained market leadership in multiple key geographies. In 2024, we and Pfizer distributed approximately 180 million COVID-19 vaccine doses to more than
40 countries and regions globally. In 2024, we also increased our supply of prefilled syringes in several markets.
3. Healthcare and Social Responsibility
We advanced our goal of contributing to equitable access to medicine around the globe, with over 30% of
Comirnaty doses delivered to low- and middle-income countries in 2024, in line with demand. We continue to work with non-governmental organizations, institutes and governments to plan for equitable access to novel medicines, especially in low- and middle-income countries and regions.
We are developing mRNA vaccine candidates for infectious diseases with high medical need, including vaccine candidates against tuberculosis, malaria and HIV, as well as against infectious diseases with pandemic potential, such as mpox. In May 2024, we and the Coalition for Epidemic Preparedness Innovations, or CEPI, announced the expansion of our strategic partnership to support the establishment of RNA vaccine R&D, clinical and commercial-scale manufacturing capabilities at our facility in Kigali, Rwanda. These capabilities will contribute to develop potential mRNA vaccines in Africa, for Africa, and better prepare for potential future epidemic and pandemic threats in Africa. CEPI will provide funding of up to $145 million.
In 2024, our near-term science-based emission reduction targets were approved by the Science Based Targets
Initiative, or SBTi, a climate action organization which develops methods and criteria for effective corporate climate action and validates corporate targets. This validation underlines that our scope 1 and scope 2 climate targets are ambitious and in line with the United Nations’ Paris Climate Agreement to limit global warming to 1.5 degrees Celsius above pre-industrial levels. The SBTi has validated our near-term emission reduction targets in the following form:
•BioNTech commits to reducing absolute scope 1 and scope 2 greenhouse gas emissions by 42% by
2030 from a 2021 base year.
•BioNTech commits that 72% of its suppliers by emissions covering purchased goods and services, capital goods and upstream transportation and distribution, will have science-based targets by 2027.
4. Innovation at Scale
We are building and scaling biotech innovation with the aim of becoming a patient-centric, AI-driven, multi-
product immunotherapy company. Our diverse workforce consists of almost 6,772 employees (full-time

Annual Report on Form 20-F for the year ended December 31, 2024 equivalents) as of 31 December 2024, and we have subsidiaries in countries across five continents, having further expanded our organization in Asia, Africa, North America, Australia and Europe.
In February 2024, we entered into a strategic collaboration with Autolus Therapeutics plc, or Autolus, aimed at advancing both companies’ autologous CAR-T programs towards commercialization, pending regulatory authorizations. As part of the strategic collaboration, we have the option to access Autolus’ commercial and clinical site network, manufacturing capacities in the United Kingdom, or UK, and commercial supply infrastructure in a cost-efficient set-up allowing for the accelerated development of our product candidate
BNT211.
Effective as of July 1, 2024, and with a view to BioNTech’s first oncology product launch anticipated for 2026, our
Supervisory Board appointed Annemarie Hanekamp to the Management Board as Chief Commercial Officer.
Annemarie Hanekamp is a seasoned pharmaceutical executive, experienced in developing patient-focused commercial strategies for innovative oncology products encompassing sales, marketing and market access. In her role, she is driving and executing our global commercialization strategy to leverage BioNTech’s full potential as a vertically integrated biopharmaceutical company.
In February 2025, we announced the completion of the acquisition of Biotheus. With the acquisition, we obtained full global rights to the bispecific antibody clinical asset BNT327, an investigational bispecific antibody targeting
PD-L1 and VEGF-A, formerly also known as PM8002, and Biotheus’ pipeline candidates. This follows an initial exclusive global license and collaboration agreement with Biotheus in 2023 to develop, manufacture and commercialize BNT327 globally, ex-Greater China. The transaction is part of our oncology strategy, aimed at enhancing the Company’s capabilities to research, develop and commercialize combination therapies using
BNT327. Clinical trials with BNT327 have demonstrated encouraging clinical activity in various tumor types including in patients with PD-L1-low and -negative tumors who have typically been less responsive to current checkpoint inhibitor treatments.
In 2024, we maintained a strong balance sheet through disciplined financial performance, ending the year with approximately €17.4 billion in total cash, cash equivalents and security investments. With a strong financial position, leading COVID-19 vaccine franchise and innovative oncology and infectious disease pipeline, we believe we are well positioned to continue executing our vision of pioneering novel medicines against cancer, infectious diseases and other serious diseases.
V. Marketed Products: Comirnaty, our COVID-19 Vaccine Program (BNT162)
Our commercial product, Comirnaty, was the first-ever approved mRNA-based product, and, to our knowledge, represents the fastest ever developed prophylactic vaccine from viral sampling to approval. As of December
2024, our COVID-19 vaccine products have been authorized or approved for emergency or temporary use or granted marketing authorization in more than 180 countries and regions worldwide. Our efforts have resulted in more than 4.9 billion doses shipped globally.
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
Under our collaboration with Fosun Pharma, Fosun Pharma has marketing and distribution rights in Mainland
China, Hong Kong Special Administrative Region, or SAR, Macau SAR and Taiwan.
1. Commercial Update
In 2024, we and Pfizer continued our global COVID-19 vaccine leadership with our Omicron JN.1 and Omicron
KP.2-adapted monovalent COVID-19 vaccines directed against the Omicron JN.1 and Omicron KP.2 variants respectively. Since the declaration of the pandemic, we have developed and commercialized six COVID-19 vaccine products: the original COVID-19 vaccine, two Original/Omicron-adapted bivalent vaccines (Original/
BA.1- and Original/Omicron BA.4-5-adapted bivalent vaccines), the Omicron XBB.1.5-adapted monovalent

Annual Report on Form 20-F for the year ended December 31, 2024

COVID-19 vaccine, and the Omicron JN.1 and Omicron KP.2 monovalent COVID-19 vaccines. Each is referred to as Comirnaty. Between December 2020 and March 2023, COVID-19 vaccination programs across 34 World
Health Organization, or WHO, European Region countries prevented an estimated 1.6 million deaths. In the first two years of the COVID-19 vaccine being available in the United States, the country’s vaccination program is estimated to have prevented more than 18 million additional hospitalizations and more than 3 million additional deaths.
In August 2024, following regulatory approvals, we and Pfizer began distribution of our Omicron KP.2 variant-
adapted vaccine in the United States. The KP.2 adaptation is based on guidance from the U.S. Food and Drug
Administration, or FDA, which stated that KP.2 is the preferred strain of the JN.1 lineage for COVID-19 vaccines for use in the United States during the 2024-2025 fall and winter season, if feasible.
In September 2024, following regulatory approvals, we and Pfizer began distribution of our Omicron KP.2 variant-adapted vaccine in Europe following the initial rollout of our Omicron JN.1 variant-adapted vaccine in July
2024.
We believe that we and Pfizer are well positioned for the future as leading COVID-19 vaccine providers. We expect that as the market dynamics evolve across different geographies in 2025, there will be continued demand for vaccine boosting and primary vaccinations of immunologically naïve individuals, especially amongst older and immunocompromised populations. Studies have demonstrated that natural immunity acquired by SARS-
CoV-2 infection is variable across individuals and that the protection it offers wanes over time. A booster vaccination can restore and enhance infection-acquired immune protection and further reduce the risk of reinfection. The risk of severe COVID-19 disease remains high in vulnerable populations. Vaccination not only reduces the risk of severe COVID-19 but can also mitigate the risk of health impairments related to long COVID.
Given this, and our current understanding of COVID-19’s seasonality and its burden on healthcare systems during the autumn/winter season, we anticipate the need for annual adapted vaccines to be a long-term component of COVID-19 vaccination practices.
2. Manufacturing and Distribution
We and Pfizer have established an efficient and robust global vaccine supply chain and manufacturing network capable of meeting global demand.
In 2024, we continued transitioning from an advanced purchase agreement framework to commercial market ordering in some geographies, including the UK, Japan, Switzerland, Australia, South Korea, Singapore and
Brazil.
We and Pfizer have an ongoing COVID-19 Vaccine Purchase Agreement with the European Commission, or the
EC, to deliver COVID-19 vaccines to the EU. The agreement reflects our and Pfizer’s commitment to working collaboratively to help address ongoing public health needs. The 2023 agreement rephased delivery of doses annually through 2026. In addition, the agreement includes an aggregate volume reduction, providing additional flexibility for EU Member States. The EC will maintain access to future adapted COVID-19 vaccines and the ability to donate doses.
More details on our manufacturing operations and facilities can be found in “IX. Manufacturing.”
3. Clinical Development
Omicron JN.1 and Omicron KP.2-adapted monovalent COVID-19 Vaccines
The Omicron JN.1 sublineages currently account for the majority of COVID-19 cases globally and are antigenically distant from previously circulating SARS-CoV-2 lineages, including Omicron XBB.1.5, Omicron
BA.4-5 and the original SARS-CoV-2 strain. Although Omicron XBB.1.5-adapted monovalent vaccines provided some protection against a range of outcomes from JN.1-related COVID-19 disease, evidence suggests that vaccines better matched to currently circulating sublineages would provide improved protection against symptomatic and severe COVID-19 disease.

Annual Report on Form 20-F for the year ended December 31, 2024

Our and Pfizer’s regulatory filings have been based on the full body of previous clinical, non-clinical and real-
world evidence supporting the safety and efficacy of the Pfizer-BioNTech COVID-19 vaccines. The submissions included manufacturing and non-clinical data showing that the JN.1- and KP.2-adapted monovalent vaccines elicited a markedly improved immune response against multiple Omicron JN.1 sublineages, such as KP.3.1.1, or
LB.1 and other currently circulating variants, when compared with the Omicron XBB.1.5-adapted monovalent vaccine.
Clinical immunogenicity data demonstrated that the Omicron JN.1-adapted vaccine induces a strong and broad neutralizing antibody response across multiple JN.1 sublineages including XEC.
Early vaccine effectiveness data from a nationwide test-negative case-control study involving U.S. Veterans
Affairs Healthcare System patients indicate that the Omicron KP.2-adapted vaccine was 56-68% effective in preventing various COVID-19 outcomes during the early 2024-2025 respiratory virus season. A second study of
U.S. adults aged 18 and older who visited CVS MinuteClinics found that those who received the vaccine were
48% less likely to have COVID-19-related clinic visits.
Although the COVID-19 outbreak has moved from a pandemic to an endemic stage, new SARS-CoV-2 infections, hospitalization and deaths continue to be reported. However, trends in these figures should be interpreted with caution, as testing and sequencing have decreased, and many countries face reporting delays.
Wastewater surveillance, an important component of SARS-CoV-2 monitoring, plays a crucial role in early warning and tracking of the circulation of variants. Estimates from wastewater surveillance suggest that SARS-
CoV-2 circulation is approximately 2 to 19 times higher than what is identified and reported through clinical testing.
Older adults (aged 65 and above), comorbid or immunocompromised individuals continue to face a heightened risk of severe disease, hospitalization, and death from SARS-CoV-2.
4. Regulatory Updates
Our and Pfizer’s Omicron JN.1 and Omicron KP.2-adapted monovalent COVID-19 vaccines received multiple regulatory approvals and authorizations in more than 40 countries and regions in 2024.
In April 2024, the WHO and the European Medicines Agency, or EMA, followed in later months by other health authorities, provided guidance highlighting evidence that updated vaccines targeting Omicron JN.1 or JN.1 sublineages may contribute to maintaining protection against COVID-19 during the upcoming fall and winter seasons.
In June 2024, the FDA’s Vaccines and Related Biological Products Advisory Committee, or VRBPAC, issued guidance recommending the manufacturing of a JN.1-adapted monovalent COVID-19 vaccine for the 2024/2025 fall and winter seasons. Also in June 2024, the FDA announced the KP.2 strain as the preferred JN.1-lineage for
COVID-19 vaccines, if feasible.
Omicron JN.1-adapted monovalent COVID-19 vaccine
In 2024, we and Pfizer received the following approvals for our Omicron JN.1-adapted monovalent COVID-19 vaccine:
•June 2024: the Committee for Medicinal Products for Human Use, or CHMP, of the EMA recommended marketing authorization for our and Pfizer’s Omicron JN.1-adapted monovalent COVID-19 vaccine for active immunization to prevent COVID-19 caused by SARS-CoV-2 in individuals six months of age and older. The adaptation was based on the recommendation from the WHO Technical Advisory Group on
COVID-19 Vaccine Composition and the EMA’s Emergency Task Force, or ETF, to update COVID-19 vaccines to target the SARS-CoV-2 variant JN.1 for the 2024/2025 fall and winter vaccination campaign.
In July 2024, the EC adopted an EC Decision in accordance with the CHMP’s recommendation.
•July 2024: the respective EC Decision also covered that Comirnaty may be administered concomitantly with seasonal influenza vaccine in individuals 12 years of age and older and authorized a new

Annual Report on Form 20-F for the year ended December 31, 2024 presentation for the 30-mcg adapted vaccine, namely glass pre-filled syringe (refrigerated storage conditions).
•July 2024: the UK’s Medicines and Healthcare products Regulatory Agency, or MHRA, approved our and
Pfizer’s Omicron JN.1-adapted vaccine.
Omicron KP.2-adapted monovalent COVID-19 vaccine
In 2024, we and Pfizer received the following approvals for our Omicron KP.2-adapted monovalent COVID-19 vaccine:
•June 2024: we and Pfizer submitted a regulatory application to the FDA for an Omicron JN.1-adapted monovalent vaccine and initiated a rolling supplemental Biologics Licensing Application, or sBLA, for an
Omicron KP.2-adapted monovalent vaccine. In August 2024, the FDA approved the sBLA for our
Omicron KP.2-adapted 2024-2025 formula COVID-19 vaccine for individuals 12 years of age and older and granted EUA for individuals six months through 11 years of age.
•September 2024: the CHMP of the EMA also recommended marketing authorization for our and Pfizer’s
Omicron KP.2-adapted monovalent COVID-19 vaccine for active immunization to prevent COVID-19 in individuals six months of age and older. The EC adopted an EC Decision in accordance with the CHMP recommendation one week later.
•October 2024: the FDA approved the sBLA to include safety and immunogenicity data from a study in which individuals 18 through 64 years of age received Comirnaty concomitantly with a seasonal influenza vaccine.
•October 2024: the UK’s MHRA approved our Omicron KP.2-adapted vaccine.
We and Pfizer intend to continue to monitor the evolving epidemiology of COVID-19 and remain prepared to develop modified vaccine formulas as the data support and as regulatory agencies recommend.
VI. Pipeline of Product Candidates
We are advancing a broad portfolio of product candidates derived from multiple platforms and are focused on immunotherapies for the potential treatment of cancer and mRNA vaccines to potentially prevent or treat infectious diseases.

Annual Report on Form 20-F for the year ended December 31, 2024

Oncology

Drug class	Platform	Product candidate	Indication (target)	Phase 1	Phase 1/2	Phase 2	Phase 3	BioNTech rights(1)	Collaborator /Partner
mRNA	FixVac	BNT111	Advanced, R/R melanoma					Fully owned (2)

		BNT113	Metastatic / R/R HPV16+ head and neck cancer

		BNT116	1L metastatic NSCLC

Advanced/metastatic NSCLC

	iNeST	BNT122 / RO7198457 (autogene cevumeran)	1L advanced melanoma					Collaboration	Genentech(3)

Adjuvant colorectal cancer

Adjuvant muscle-invasive urothelial carcinoma

Adjuvant pancreatic ductal adenocarcinoma

Multiple solid tumors

	RiboMabs	BNT142	Multiple solid tumors (CD3×CLDN6)					Fully owned

	RiboCytokines	BNT152 + BNT153	Multiple solid tumors (IL-7, IL-2)					Fully owned

Cell therapies	CAR T cells + CARVac	BNT211	Multiple solid tumors (CLDN6)					Fully owned

	Neoantigen-based T cells	BNT221	Refractory metastatic melanoma					Fully owned

Protein- based therapeutics	Next-generation immune checkpoint modulators	BNT311 / GEN1046 (acasunlimab)4	aPD(L)1-R/R metastatic NSCLC (PD-L1×4-1BB)					Collaboration	Genmab

		BNT312 / GEN1042	Multiple solid tumors (CD40×4-1BB)

		BNT314 / GEN1059	Multiple solid tumors (EpCAM×4-1BB)

		BNT315 / GEN1055	Multiple solid tumors (OX40)

		BNT322 / GEN1056	Multiple solid tumors

		BNT316 / ONC-392 (gotistobart)	aPD(L)1-R/R metastatic NSCLC (CTLA-4)					Collaboration	OncoC4

Platinum-resistant ovarian cancer (CTLA-4)

Metastatic castration-resistant prostate cancer (CTLA-4)

Multiple solid tumors (CTLA-4)

		BNT317	Multiple solid tumors					Fully owned

		BNT327	1L ES-SCLC (PD-L1 x VEGF-A)					Fully owned

1L Advanced/metastatic TNBC (PD-L1 x VEGF-A)(5)

2L SCLC (PD-L1 x VEGF-A)(5)

1/2L+ ES-SCLC (PD-L1 x VEGF-A)

1L/2L metastatic TNBC (PD-L1 x VEGF-A)

1L NSCLC (PD-L1 x VEGF-A)(6)

1L ES-SCLC (PD-L1 x VEGF-A)(5)

2L ES-SCLC (PD-L1 x VEGF-A)(5)

2L NEN (PD-L1 x VEGF-A(5)

1L MPM (PD-L1 x VEGF-A)(5)

EGFRm NSCLC (PD-L1 x VEGF-A)(5)

1L HCC (PD-L1 x VEGF-A)(5)

Multiple solid tumors (PD-L1 x VEGF-A)(5)

1L Advanced/metastatic TNBC (PD-L1 x VEGF-A)(5)

		BNT327 + PM1009	1L HCC (PD-L1 x VEGF-A + TIGIT x PVRIG)(5)					Fully Owned

		BNT327 + BNT325/ DB-1305	Multiple solid tumors (PD-L1 x VEGF-A + TROP2)					Collaboration	Duality Biologics

	Antibody-drug conjugates	BNT323 / DB-1303 (trastuzumab pamirtecan)	HR+/HER2-low metastatic breast cancer (HER2)					Collaboration	Duality Biologics

Multiple solid tumors (HER2)

		BNT324 / DB-1311	Multiple solid tumors (B7H3)

		BNT325 / DB-1305	Multiple solid tumors (TROP2)

		BNT326 / YL202	Multiple solid tumors (HER3)					Collaboration	MediLink Therapeutics

Annual Report on Form 20-F for the year ended December 31, 2024

Infectious Diseases

Drug class	Product candidate	Indication	Phase 1	Phase 1/2	Phase 2	Phase 3	Commercial	BioNTech rights(1)	Collaborator/ Partner
mRNA	BNT162b2	COVID-19						Collaboration	Pfizer Fosun Pharma

BNT162b + BNT162b4

	BNT162b2+BNT161	COVID-19 – Influenza combination						Collaboration	Pfizer

	BNT161	Influenza						Collaboration(7)	Pfizer

	BNT163	HSV						Collaboration	University of Pennsylvania

	BNT164	Tuberculosis						Fully owned	Funded by the Gates Foundation

	BNT165	Malaria						Fully owned

	BNT166	Mpox						Fully owned	Funded by CEPI (8)

	BNT167	Shingles						Collaboration	Pfizer

Protein-based therapeutics	BNT331	Bacterial vaginosis						Fully owned

(1)For further details about BioNTech’s rights, see elsewhere in this Annual Report.
(2)The FixVac platform is fully owned by BioNTech. The BNT111 and BNT116 Phase 2 trials are jointly conducted with
Regeneron as part of a cost-sharing strategic collaboration.
(3)A member of the Roche group.
(4)Phase 3 development run by Genmab. BioNTech retains a tiered single-digit royalty on any potential sales.
(5)Trial ongoing in China only.
(6)Part of a Phase 2/3 clinical trial.
(7)    Out-licensed to Pfizer.
(8)Coalition for Epidemic Preparedness Innovations.
A. Oncology Programs
1. mRNA Product Class in Oncology
a) FixVac
FixVac is our fully owned, systemic, off-the-shelf mRNA-based cancer immunotherapy approach, from which we are developing several potential first-in-class product candidates. FixVac product candidates contain our optimized uridine-RNA delivered in our proprietary RNA-lipoplex nanoparticles, or RNA-LPX, formulation for intravenous administration. The Proprietary RNA-LPX protects the RNA from degradation by RNAse and is designed for RNA delivery into antigen-presenting cells in lymphoid organs body-wide. FixVac candidates are designed to target shared antigens that have been identified to be frequently expressed across patients with a specific cancer type. These product candidates are designed to trigger both innate and adaptive immune responses.
i. BNT111 in Advanced Melanoma
BNT111 is designed to elicit an immune response to four antigens (NY-ESO-1, MAGE-A3, tyrosinase, TPTE) that have each been found to be associated with cutaneous melanoma.
Ongoing Phase 2 Trial
An open-label, randomized, multi-site, Phase 2 clinical trial (BNT111-01; NCT04526899) is being conducted in collaboration with Regeneron Pharmaceuticals Inc., or Regeneron, to evaluate BNT111 in combination with cemiplimab versus both agents as monotherapy in 184 patients with anti-PD-1-/anti-PD-L1 refractory/relapsed, unresectable Stage III or IV melanoma. The primary endpoint is objective response rate, or ORR. Secondary endpoints include duration of response, or DOR, disease control rate, or DCR, time to response, or TTR, progression-free survival, or PFS, overall survival, or OS, and safety.
•In July 2024, we announced that the trial met its primary efficacy outcome measure, demonstrating a statistically significant improvement in ORR in patients treated with BNT111 in combination with

Annual Report on Form 20-F for the year ended December 31, 2024 cemiplimab, as compared to a historical control in this indication and setting. The ORR in the cemiplimab monotherapy arm was in line with the historical control of anti-PD-(L)1 or anti-CTLA-4 treatments in this patient group. The treatment was generally well tolerated and the safety profile of BNT111 in combination with cemiplimab was consistent with previous clinical trials assessing BNT111 in combination with anti-PD-(L)1-containing treatments. The Phase 2 trial will continue as planned to further assess the secondary endpoints which were not mature at the time of the primary analysis. We plan to present these data at an upcoming medical conference in 2025.
Phase 1 Trial
A multi-center, open-label, first-in-human, Phase 1, dose escalation clinical trial (Lipo-MERIT; NCT02410733)
evaluating the safety and tolerability of BNT111 in patients with advanced melanoma was completed in 2023.
This was the first clinical trial worldwide in which an mRNA-based cancer immunotherapy was administered intravenously for systemic treatment.
•The trial started in 2015. Enrollment was completed in 2020 with 115 patients, and the last patient visit under the follow-up period took place in June 2023. Final biomarker and clinical data of the trial have been gathered and compiled in a clinical study report.
ii. BNT112 for the Treatment of Prostate Cancer
BNT112 is designed to elicit an immune response to five antigens expressed in de novo and metastatic prostate cancer, including prostate-specific antigen, or PSA, a transmembrane protein that is expressed by virtually all prostate cancers, prostatic acid phosphatase, or PAP, and three additional tumor-associated antigens.
Phase 1/2a Clinical Trial
PRO-MERIT is a first-in-human Phase 1/2a, open-label dose titration and expansion clinical trial (PRO-MERIT;
NCT04382898) to evaluate the safety, immunogenicity and preliminary efficacy of BNT112 monotherapy and in combination with cemiplimab in patients with metastatic castration resistant prostate cancer, or mCRPC and high-risk localized prostate cancer who are eligible for treatment with androgen deprivation therapy followed by radical prostatectomy. The trial has been discontinued and the follow-up period ended in January 2024. Final data of the trial was gathered and compiled in a clinical study report, and are planned to be presented at a future scientific conference as well as in a publication.
iii. BNT113 for the Treatment of Head and Neck Squamous Cell Carcinoma, or HNSCC, which is positive for
Human Papilloma Virus 16, or HPV16+
BNT113 contains two different RNAs encoding the two HPV16 oncoproteins E6 and E7, which are exclusively expressed in pre-malignant and malignant tissue. The global incidence of HPV-associated cancers has been increasing, particularly HPV16+ HNSCC in younger populations. Most patients with HPV16+ HNSCC are diagnosed at more advanced clinical stages. We see a significant opportunity to improve the treatment landscape with BNT113 given that it has the potential to augment clinical responses in patients being treated with checkpoint inhibitors.
Ongoing BNT113 Phase 2 Trial
A global, randomized Phase 2 clinical trial (AHEAD-MERIT; NCT04534205) evaluating BNT113 in combination with pembrolizumab (Merck & Co., Inc.’s KEYTRUDA®) versus pembrolizumab monotherapy as a first-line treatment in patients with unresectable recurrent or metastatic HPV16+ HNSCC expressing PD-L1 is ongoing.
Part A is a non-randomized run-in portion designed to demonstrate the safety of the combination of BNT113 and pembrolizumab. Part B is the randomized portion of the trial designed to generate efficacy and safety data. The trial plans to enroll a total of 350 patients.
•In September 2024, an exploratory analysis of antitumor activity (15 patients) and immunogenicity from the safety run-in of AHEAD-MERIT was presented at the 2024 Congress of the European Society of
Medical Oncology, or ESMO. The ORR was found to be 40.0% as assessed by blinded independent central review, or BICR, and 33.3% as assessed by the investigator, and a medium PFS, or mPFS, of

Annual Report on Form 20-F for the year ended December 31, 2024

3.9 months as per BICR and 6.0 months as per investigator. BNT113 was observed to induce de novo T-
cell responses against HPV16 E6 and E7 oncoproteins. The combination of BNT113 and pembrolizumab was well tolerated. Treatment emergent adverse events, or TEAEs, were mostly Grade 1 and 2. In summary, the safety run-in cohort of the ongoing AHEAD-MERIT trial supported the tolerability of
BNT113 and clinical activity in combination with pembrolizumab was observed.
Phase 1/2 Trial (Investigator-Initiated and Sponsored)
BNT113 was investigated by the University Hospital Southampton National Health Service, or NHS, Foundation
Trust in an investigator-sponsored, open-label, Phase 1/2 dose escalation basket clinical trial (HARE-40;
NCT03418480) with two different arms in 29 patients with HPV16+ head and neck and other cancers in the post-
adjuvant and metastatic setting. The trial has been terminated and the patient follow-up period ended in July
2023.
•In September 2024, results were presented at ESMO. BNT113 was shown to induce immune responses in patients in the adjuvant and end-stage clinical settings and to be overall well tolerated with a manageable safety profile.
iv. BNT116 for the Treatment of Non-small Cell Lung Cancer, or NSCLC
BNT116 is comprised of six different NSCLC-associated tumor-associated antigens for the induction of polyepitopic anti-tumor CD8+ and CD4+ T cell responses. BNT116 is being evaluated in two clinical trials as monotherapy and in combination with other immunotherapies and chemotherapies in patients with advanced or metastasized NSCLC.
Ongoing Phase 2 Trial in 1L NSCLC
A randomized, controlled Phase 2 clinical trial (EMPOWERVAX Lung-1; NCT05557591) is ongoing in collaboration with Regeneron to evaluate BNT116 in combination with cemiplimab versus cemiplimab alone as first-line treatment of patients with advanced NSCLC whose tumors express PD-L1 in ≥ 50% of their tumor cells.
The primary objective of the Phase 2 trial is to assess safety and tolerability as well as ORR and tumor burden reduction.
Ongoing Phase 1 Trial in NSCLC
A Phase 1 clinical trial (LuCa-MERIT-1; NCT05142189) is being conducted to evaluate the safety, tolerability and preliminary efficacy of BNT116 as monotherapy and in several combinations including cemiplimab, and chemotherapy regimens in locally advanced or unresectable or metastatic NSCLC. A cohort examining the combination of BNT116 with a cytotoxic T-lymphocyte-associated, or CTLA-4 antibody in patients who have received prior PD-1 inhibitor therapy and platinum-based chemotherapy was recently added.
•In April 2024, data from cohort 3 of the Phase 1 trial were presented at the American Association for
Cancer Research, or AACR, Annual Meeting. Patients were treated with BNT116 in combination with docetaxel after progression on a PD-1/PD-L1 inhibitor and a platinum-based chemotherapy. Preliminary data of BNT116 in combination with docetaxel showed encouraging antitumor activity, consistent induction of immune responses, a manageable safety profile, and no signs of additive toxicity.
Combination therapy with BNT116 and docetaxel was observed to have an ORR of 30% and a DCR of
85%.
•In November 2024, data from cohort 2 of the Phase 1 trial were presented at the Society for
Immunotherapy of Cancer, or SITC, Annual Meeting. Patients were treated with BNT116 in combination with cemiplimab. Safety and clinical activity of BNT116+cemiplimab in NSCLC with PD-L1≥50%
progressing after at least stable disease, or SD, on PD-1 inhibitor-based first-line treatment was reported. Preliminary data of BNT116 in combination with cemiplimab showed a manageable safety profile, an encouraging DCR of 80% and median PFS of 5.5 months in patients previously progressing on PD-1 inhibition.
b) Autogene Cevumeran (BNT122/RO7198457), or iNeST

Annual Report on Form 20-F for the year ended December 31, 2024

Autogene cevumeran is an investigational individualized cancer immunotherapy based on specific neoantigens that are present on a patient’s tumor. Similar to our FixVac programs, our iNeST approach is also based on pharmacologically optimized uridine mRNA, or uRNA, delivered in our proprietary RNA-LPX formulation. The
RNA-LPX is designed to deliver RNA to dendritic cells, or DCs, the antigen-presenting cells in the lymphoid organs that are crucial for the initiation of adaptive immune responses, and protects RNA from degradation by
RNAse. iNeST candidates are informed by the mutation profile of a patient’s individual cancer and manufactured on-demand. The RNA encodes a unique composition of neoantigens selected on a patient-by-patient basis and results in generation of neoantigen specific CD4+ and CD8+ T cell responses against the respective neoantigens. The aim of this approach is to generate and amplify anti-tumor immune responses and thus broaden the spectrum of tumor targets that can be recognized by the immune system, which is a prerequisite for clinical activity.
Since 2014, autogene cevumeran has been researched in clinical trials including the IMCODE study program which was initiated in 2017 to further advance the research and development of individualized neoantigen-
specific immunotherapies. The study program is designed broadly to evaluate autogene cevumeran in various treatment settings and multiple solid tumor indications, including treatment of early and late-stage cancers. The aim of the program is to study potential treatment settings and patient populations that could benefit most from individualized mRNA cancer immunotherapy. Data generated to date indicate that autogene cevumeran is highly proficient in inducing and expanding high-magnitude and long-lived T cell responses across various tumor types and treatment settings (Lopez, J. et al., 2025). Furthermore, early clinical data from a small size patient cohort indicate that autogene cevumeran alone and in combination with anti-PD-(L)1 treatment can elicit T cell responses that persist up to three years in the adjuvant treatment of pancreatic ductal adenocarcinoma, potentially correlating with delayed disease recurrence (Sethna, Z. et al., 2025).
Based on the available data, we decided to pursue autogene cevumeran as one of our priority pan-tumor programs in our oncology portfolio to address one of the biggest challenges in oncology, which is preventing disease recurrence. Therefore, with this approach we aim to address the unmet medical need in the treatment of resectable cancers and in adjuvant or minimal residual disease treatment settings where the tumor burden is typically low and immune resistance mechanisms are not fully established. We believe individualized mRNA cancer immunotherapies have the potential to change the current standard of care and improve overall survival by delaying or preventing recurrence or cancer metastasis. Consequently, BioNTech and Genentech have focused on initiating multiple clinical trials as part of the IMCODE study program with autogene cevumeran in high unmet medical need indications in the adjuvant setting, with currently three ongoing randomized clinical trials.
Autogene cevumeran is partnered with Genentech as part of a collaboration.
Ongoing Phase 2 Clinical Trial in Adjuvant High-risk Muscle-invasive Urothelial Carcinoma, or MIUC
A randomized, double-blind, multi-site Phase 2 clinical trial (IMCODE-004; NCT06534983) evaluating autogene cevumeran as an adjuvant treatment with nivolumab in patients with high-risk MIUC is ongoing.
•In December 2024, the first patient was treated. The trial is expected to enroll approximately 360 patients to evaluate the efficacy of autogene cevumeran in combination with nivolumab compared to nivolumab alone. The primary endpoint for the study is investigator-assessed disease-free survival, or
DFS. Secondary objectives include OS and safety.
Ongoing Phase 2 Clinical Trial in Adjuvant Colorectal Cancer, or CRC
A randomized, multi-site, open-label Phase 2 clinical trial (BNT122-01; NCT04486378) evaluating autogene cevumeran as an adjuvant treatment of circulating tumor DNA, or ctDNA, positive, surgically resected Stage II
(high risk)/Stage III CRC is ongoing. The trial is expected to enroll about 200 patients to evaluate the efficacy of autogene cevumeran compared to watchful waiting after surgery and chemotherapy, the current standard of care for these high-risk patients. The primary endpoint for the study is DFS. Secondary objectives include OS and safety. The trial is currently enrolling in the United States, Germany, Spain, Belgium, Sweden and the UK. We
plan to disclose the first data from the ongoing Phase 2 clinical trial in Stage II (high-risk)/ Stage III ctDNA+
adjuvant CRC in late 2025 or early 2026.

Annual Report on Form 20-F for the year ended December 31, 2024

•In June 2024, at the Annual Meeting of the American Society of Clinical Oncology, or ASCO, preliminary epidemiologic data were presented, including post-operative ctDNA prevalence and prognostic value in disease-free survival, from an observational study (NCT04813627) in patients with resected high-risk stage II/III CRC. This observational study provides supportive epidemiological and prognostic data for the ongoing interventional Phase 2 clinical trial (NCT04486378).
•Also in June 2024, at the ESMO Gastrointestinal, or ESMO GI, Cancers Congress, immunogenicity data of the biomarker cohort of the ongoing Phase 2 (NCT04486378) that enrolled patients irrespective of post-surgical ctDNA status were presented. The data suggest that autogene cevumeran is highly immunogenic and induces de novo polyepitopic, ex vivo detectable T-cell responses in all evaluable patients with resected Stage II/III CRC after completion of adjuvant chemotherapy. Among patients included in the immunogenicity analysis, 100% (12/12) were disease-free at data cut off.
Ongoing Phase 2 Clinical Trial in Adjuvant Pancreatic Ductal Adenocarcinoma, or PDAC
A randomized Phase 2 clinical trial (IMCODE003; NCT05968326) evaluating the safety and efficacy of autogene cevumeran in combination with atezolizumab followed by standard-of-care chemotherapy (mFOLFIRINOX) in patients with resected PDAC compared to chemotherapy alone is recruiting. The Phase 2 study is expected to enroll 260 patients with resected PDAC who have not received prior systemic anti-cancer treatment and showed no evidence of disease after surgery. The primary endpoint is DFS. Secondary endpoints include OS and safety.
In April 2024, at the AACR Annual Meeting, long-term follow-up data were presented from an investigator-
initiated Phase 1 trial (NCT04161755) in patients with resected PDAC indicating that autogene cevumeran continues to show polyspecific T-cell responses up to three years after vaccination and that immunotherapy-
specific response correlates with delayed tumor recurrence. At the third year, autogene cevumeran was observed to induce de novo neoantigen-specific, functional and durable CD8 T cells at substantial magnitudes for multiple neoantigens. After a median follow-up of three years, eight patients with immunotherapy-induced T-
cell responses continued to have longer median recurrence-free survival (not reached) compared with those who did not experience an immune response (13.4 months). The investigator-initiated, single center Phase 1 trial evaluated the safety of autogene cevumeran in sequential combination with the anti-PD-L1 immune checkpoint inhibitor atezolizumab and standard-of-care chemotherapy in 16 patients with resected PDAC. Data from the
1.5-year median follow-up had been published in Nature (Rojas, L.A. et al., 2023).
In February 2025, the longer-term follow up of the investigator-initiated, single center Phase 1 trial in PDAC has now also been published in Nature (Sethna, Z. et al., 2025).
Phase 2 Clinical Trial in First-line Advanced Melanoma
The IMCODE001 (NCT03815058) trial was the first randomized Phase 2 clinical trial with an iNeST-based candidate as part of the broader IMCODE study program. The trial was initiated in 2019 with the aim to investigate autogene cevumeran in combination with PD-L1 checkpoint blockade in the advanced treatment setting of unresectable or complex metastatic tumors. The trial evaluated the efficacy and safety of autogene cevumeran in combination with pembrolizumab versus pembrolizumab alone as a potential first-line treatment for patients with previously untreated advanced melanoma. The primary endpoint was progression free survival
(“PFS”) and was events-based. Secondary endpoints included overall survival (“OS”), overall response rate
(“ORR”), duration of response (“DOR”) and safety.
In January 2025, the IMCODE001 trial was completed. While the initial data of the primary analysis support our data across the broader autogene cevumeran study program demonstrating that autogene cevumeran can induce and expand high-magnitude and long-lived de novo immune responses against the encoded neoantigens in this aggressive stage of melanoma, the trial did not meet its primary efficacy endpoint of statically significant improvement of PFS in this advanced treatment setting. A numerical trend favoring the combination arm in overall survival was observed. The combination of autogene cevumeran with PD-L1 checkpoint blockade was well tolerated and adverse events were consistent with the known safety profiles of the individual trial treatments, with no new safety signals observed. The analysis of the results of the IMCODE001 trial, including further exploratory endpoints and extensive biomarker correlations, is ongoing.

Annual Report on Form 20-F for the year ended December 31, 2024

These topline data support proof of concept for our mRNA cancer immunotherapy approach and our therapeutic strategy to pursue autogene cevumeran to address the unmet medical need in the treatment of resectable cancers and in adjuvant or minimal residual disease treatment settings, while we are evaluating novel immune-
oncology (“IO”) combinations for the treatment of advanced, rapidly progressing high-volume tumors.
Ongoing Phase 1a/1b Clinical Trial Advanced/Metastatic Solid Tumors
An open-label Phase 1a monotherapy/1b in combination with atezolizumab clinical trial (NCT03289962) of autogene cevumeran in patients with locally advanced or metastatic solid tumors, including patients with melanoma, NSCLC, bladder cancer, CRC, triple-negative breast cancer, or TNBC, renal cancer, head and neck cancer and sarcomas as well as other solid tumors is fully enrolled and follow-up is ongoing.
•In January 2025, a manuscript summarizing the results of the trial was published in Nature Medicine
(Lopez, J. et al., 2025).
c) RiboMabs
Our RiboMab product candidate is an mRNA that encodes cancer cell targeting antibodies. This fully-owned product candidate is nucleoside-modified to minimize immunogenicity and our improved mRNA backbone designs with the aim of maximizing protein expression. Our RiboMab product candidate is formulated using liver-
targeting lipid nanoparticles, or LNPs, for intravenous delivery. This RNA-LNP technology is designed to address the challenges of recombinantly expressed proteins, including limited serum half-life and manufacturing process challenges.
i. BNT142 for the Treatment of Solid Tumors
BNT142 encodes a T-cell engaging bispecific antibody targeting Claudin 6, or CLDN6. An open-label, multi-site
Phase 1/2 clinical trial (NCT05262530) in patients with CLDN6-positive advanced solid tumors that have exhausted available standard therapy or are not eligible for such available therapy is ongoing.
e) RiboCytokines
Our RiboCytokine product candidates are designed to address the limitations of recombinantly expressed cytokines, including limited serum half-life and production costs. BNT151 and BNT152+153 are nucleoside-
modified mRNAs encoding human cytokines fused to human serum albumin. The modified mRNA is formulated with liver-targeting LNPs for intravenous delivery. BNT151 encodes an IL-2 variant, BNT152 encodes IL-7, and
BNT153 encodes IL-2.
i. BNT151 for the Treatment of Solid Tumors
A first-in-human, open-label, multi-center Phase 1/2 clinical trial (NCT04455620) in multiple solid tumor indications has been discontinued after the completion of enrollment for the Part 1 monotherapy dose escalation, as previously communicated. The safety follow-up phase for enrolled patients had been completed and the clinical data of the trial were reported to the appropriate regulatory bodies.
ii. BNT152+BNT153 for the Treatment of Solid Tumors
An open-label, multi-site, first-in-human Phase 1 clinical trial (NCT04710043) in multiple solid tumor indications is ongoing to evaluate the safety, pharmacokinetics, pharmacodynamics and preliminary anti-tumor activity of a combination of BNT152 and BNT153. The clinical trial consists of two parts: Part 1, the separate monotherapy dose escalation of BNT152 and BNT153, was completed in May 2023, as a result of which a maximum tolerated dose, or MTD, was defined for each product. Part 2 is currently investigating the combination treatment of
BNT152 and BNT153.
2. Oncology Cell Therapy Product Candidates
a) CAR-T-cell therapy - CAR-T

Annual Report on Form 20-F for the year ended December 31, 2024

i. BNT211 for the Treatment of CLDN6+ Solid Tumors
BNT211 consists of two investigational medicinal products: our first CAR-T-cell product candidate, which targets
CLDN6-positive solid tumors, in combination with an mRNA named CARVac (CLDN6 RNA-LPX) encoding
CLDN6. The CAR-T cells are equipped with a second-generation CAR of high sensitivity and specificity for the tumor-specific carcino-embryonic antigen CLDN6. CARVac is intended to support in vivo expansion of transferred CAR-T cells to increase their persistence and efficacy. As with FixVac and iNeST, CARVac is also based on a pharmacologically optimized-backbone equipped uRNA delivered in our proprietary RNA-LPX formulation. BNT211 has been granted Priority Medicines, or PRIME, designation by the EMA for the third- or later-line treatment of testicular germ cell tumors, and Regenerative Medicine Advanced Therapy, or RMAT, designation by the FDA.
Ongoing Phase 1 Clinical Trial
A first-in-human, open-label, multi-site Phase 1 dose escalation and dose expansion basket trial (NCT04503278)
is being conducted to evaluate CLDN6 CAR-T cells as monotherapy or in combination with CARVac in patients with CLDN6-positive relapsed or refractory solid tumors, including ovarian cancers and testicular germ cell tumors. The primary outcome measure of the trial is safety, with secondary efficacy outcome measures to include ORR, DCR and DOR.
•In June 2024, we presented an analysis of real-world data that investigated the OS, treatment patterns and prognostic variables of patients with testicular germ cell tumors receiving palliative chemotherapy at the ASCO Annual Meeting. This analysis will inform the design of our planned pivotal clinical trial to evaluate BNT211 in patients with germ cell tumors.
•In September 2024, data from the ongoing trial were presented at the ESMO Congress which showed encouraging signs of antitumor activity across indications. Among patients who received dose levels of
1x108 CAR T cells or above with or without CARVac, ORR was observed to be 41.7% for patients with testicular cancer and 58.3% for those with ovarian cancer. CARVac was shown to improve CAR-T persistence in some patients. The data also suggest that the safety profile of CLDN6 CAR T cells with and without CARVac is consistent with the previously published effects of CAR-T therapies and that repeated CARVac administration does not significantly increase toxicity.
•In January 2025, the FDA granted RMAT designation for BNT211. The RMAT designation is designed to expedite the development and review process for promising pipeline products, including cell therapies.
•A pivotal Phase 2 trial in patients with testicular germ cell tumors is planned to start in 2025 based on encouraging activity in this patient group observed in the Phase 1 trial.
b) Neoantigen-Targeting T Cells
Our neoantigen-targeting T-cell stimulation platform can be utilized to develop product candidates across several neoantigen-targeting non-engineered and engineered T-cell therapies. Autologous, neoantigen-specific T cells are primed, activated and expanded ex vivo utilizing a proprietary antigen-specific T-cell induction protocol, Neo-
Stim, to target either a personal set of neoantigens for each patient or a set of selected shared neoantigens. Our lead product candidate under this platform is our individualized neoantigen-targeting T-cell therapy, BNT221.
i. BNT221 for the Treatment of Cancer
BNT221 is our autologous, fully personalized, polyspecific T-cell therapy directed against selected sets of individual neoantigens. BNT221 is generated through a proprietary stimulation process (Neo-Stim) and allows for the induction of T cells from the naïve compartment, as well as expansion of pre-existing memory T cells. Other product characteristics are (i) cells with high specificity profile towards the mutant epitope; (ii) cells exhibiting multiple effector functions; (iii) a product that contains both central and effector memory T cells; and (iv) cells that have a cytotoxic response towards endogenously processed and presented antigens as well as recognition of an autologous tumor. The neoantigens are selected using our proprietary Recon bioinformatics engine.
Ongoing Phase 1 Clinical Trial

Annual Report on Form 20-F for the year ended December 31, 2024

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
Additional enrollment has been stopped for non-safety related reasons, with health authorities notified. Major objectives of this study include evaluation of the safety and feasibility of administering BNT221, as well as evaluations of immunogenicity and preliminary efficacy.
•In January 2025, a manuscript summarizing the results of the monotherapy portion of the trial was published in Nature Medicine (Borgers, J. et al., 2025).
3. Protein-based Therapeutic Product Candidates in Oncology
a) Next-Generation Immune Checkpoint Modulators
We and Genmab are developing antibodies that are designed to function as tumor-targeted and dual immunomodulators, applying Genmab’s proprietary technologies in combination with our joint target identification and product concept expertise. In addition, we and Genmab are developing antibodies that are designed to enhance pre-existing immunity. We and Genmab have three product candidates currently in clinical development as part of a 50:50 collaboration in which development costs and future profits are shared: BNT312/GEN1042
(DuoBody CD40x4-1BB), BNT314/GEN1059 (DuoBody-EpCAMx4-1BB) and BNT315/GEN1055 (HexaBody-
OX40).
We and OncoC4 have an ongoing strategic collaboration, which includes joint development of BNT316/ONC-392
(Gotistobart), an anti-CTLA-4 antibody, in a range of solid tumor indications, with the parties equally sharing development costs for such joint development studies. BioNTech holds the exclusive worldwide commercialization rights for this product candidate.
In February 2025, we announced the completion of our acquisition of Biotheus. With the acquisition, we obtained full global rights to the bispecific antibody clinical asset BNT327, a PD-L1 x VEGF-A bispecific antibody formerly known as PM8002, and Biotheus’ pipeline candidates. This follows an initial exclusive global license and collaboration agreement with Biotheus in 2023 to develop, manufacture and commercialize of BNT327 globally outside of Greater China.
i. BNT311/GEN1046 (acasunlimab) a PD-L1x4-1BB Bispecific Antibody for the Treatment of Solid Tumors
BNT311/GEN1046 (acasunlimab) is an investigational, potential first-in-class bispecific antibody combining PD-
L1 checkpoint inhibition with 4-1BB stimulation. BNT311/GEN1046 (acasunlimab) is being developed for the treatment of solid tumors using Genmab’s proprietary DuoBody technology platform. BNT311/GEN1046
(acasunlimab) is currently being evaluated in multiple clinical trials.
In August 2024, we announced that while the emerging clinical profile of BNT311/GEN1046 (acasunlimab) was encouraging, for reasons relating to portfolio strategy, we opted not to participate in the further development of the program, including an ongoing Phase 3 trial. In the event that the program is commercialized, we will retain a tiered single-digit royalty on any potential sales. We and Genmab will continue our collaboration on other programs under the existing agreements.
ii. BNT312/GEN1042, a CD40x4-1BB Bispecific Antibody for the Treatment of Solid Tumors
BNT312/GEN1042 is a jointly owned, novel, agonistic, bispecific antibody that combines targeting and conditional activation of the costimulatory molecules CD40 and 4-1BB on immune cells. BNT312/GEN1042 is being developed for the treatment of solid cancers using Genmab’s proprietary DuoBody technology platform and our CD40 and 4-1BB antibodies. We and Genmab are currently evaluating BNT312/GEN1042 in several clinical trials.
Ongoing Clinical Trials

Annual Report on Form 20-F for the year ended December 31, 2024

A Phase 1/2 dose-escalation clinical trial (NCT04083599) with expansion cohorts evaluating safety and anti-
tumor activity of BNT312/GEN1042 as monotherapy and in combination therapies in patients with solid tumors is ongoing. We and Genmab plan to determine next steps for this program in 2025.
An open-label Phase 1/2 clinical trial (NCT05491317) evaluating the safety and clinical activity of BNT312/
GEN1042 in combination with radiotherapy with or without pembrolizumab in patients with metastatic solid tumors is ongoing.
A Phase 1 clinical trial (NCT06057038) in Japan evaluating the safety, tolerability, pharmacokinetics, pharmacodynamics and antitumor activity of BNT312/GEN1042 monotherapy and in combination with pembrolizumab with or without chemotherapy in patients with multiple solid tumors is ongoing.
iii. BNT313/GEN1053, an Agonistic HexaBody-CD27 Antibody for the Treatment of Malignant Solid Tumors
BNT313/GEN1053 is a novel CD27 antibody with an immunoglobulin G, or IgG, Fc domain engineered to induce clustering of CD27 on the plasma membrane of T cells with the aim of enhancing T-cell activation, proliferation and differentiation without depleting T cells. In preclinical studies, BNT313/GEN1053 increases T-cell activation, proliferation, cytokine secretion and cytotoxic activity.
Phase 1/2 Clinical Trial
A Phase 1/2 clinical trial (NCT05435339) evaluating the safety, tolerability, and preliminary efficacy of CD27-
targeting antibody BNT313/GEN1053 on solid tumors as monotherapy has been discontinued due to the strategic evaluation of BNT313/GEN1053 within the context of BioNTech’s and Genmab’s portfolios.
iv. BNT314/GEN1059, an EpCAMx4-1BB Bispecific Antibody for the Treatment of Advanced or Metastatic Solid
Tumors
BNT314/GEN1059 is a potential first-in-class bispecific antibody product candidate designed to boost antitumor immune responses through EpCAM-dependent 4-1BB agonistic activity.
A BioNTech-sponsored first-in-human Phase 1/2 clinical trial (NCT06150183) is being conducted to investigate the safety and preliminary antitumor activity of BNT314/GEN1059 in patients with advanced or metastatic solid tumors.
•A Trial-in-Progress poster from this trial was presented at the 2024 ESMO Congress.
v. BNT315/GEN1055, a HexaBody-OX40 Antibody for the Treatment of Advanced Solid Tumors
BNT315/GEN1055 is an OX40 agonist antibody designed to induce OX40 clustering independently of Fc-gamma receptor-, or FcγR-mediated crosslinking to enhance antitumor T-cell responses.
A first-in-human Phase 1/2 clinical trial (NCT06391775) is being conducted to investigate the safety and preliminary antitumor activity of BNT315/GEN1055 in patients with advanced or metastatic solid tumors.
vi. BNT322/GEN1056, an Antibody for the Treatment of Solid Tumors
BNT322/GEN1056 is an antibody product candidate co-developed with Genmab for the treatment of solid tumors and for potential use in combination with other products. The development program for BNT322/GEN1056 has been discontinued due to strategic evaluation of the development program within the context of BioNTech’s and
Genmab’s portfolios.
A first-in-human Phase 1 clinical trial (NCT05586321) of BNT322/GEN1056 in patients with advanced solid tumors is ongoing.
vii. BNT317, an Antibody for the Treatment of Advanced Solid Tumors
BNT317 is a product candidate we are developing for the treatment of solid tumors. A first-in-human, open-label, dose escalation Phase 1 clinical trial (NCT06750185) was initiated in January 2025 to evaluate the safety,

Annual Report on Form 20-F for the year ended December 31, 2024 tolerability, pharmacokinetics, and immunogenicity of increasing doses of BNT317 in participants with advanced solid tumors.
viii. BNT327, a Bispecific Antibody Candidate Targeting PD-L1 and VEGF
BNT327 is an anti-VEGF-A antibody candidate fused to a humanized anti-PD-L1 VHH, previously being developed in collaboration with Biotheus. In February 2025, we announced the completion of our acquisition of
Biotheus. With the acquisition, we obtained full global rights to the late-stage clinical asset BNT327.
BNT327 is currently being evaluated in multiple Phase 2 and Phase 3 global and China-only clinical trials to assess the efficacy and safety of the candidate as monotherapy or in combination with chemotherapy in various indications. BNT327 is also being evaluated in combination with BNT325/DB-1305, a next-generation ADC candidate, in a Phase 1/2 clinical trial. We also plan to evaluate BNT327 in combination with our other clinical-
stage ADCs, BNT323/DB-1303, BNT324/DB-1311 and BNT326/YL202.
Ongoing Phase 3 Clinical Trial in Extensive-Stage Small Cell Lung Cancer, or ES-SCLC
In December 2024, BioNTech initiated a global, randomized Phase 3 clinical trial (NCT06712355) evaluating
BNT327 plus chemotherapy compared to atezolizumab plus chemotherapy in first-line ES-SCLC.
Ongoing Phase 3 Clinical Trial in Locally Advanced/Metastatic TNBC
A Phase 3 clinical trial (NCT06419621) evaluating BNT327 in combination with chemotherapy compared to chemotherapy as a first-line treatment for patients with locally advanced/metastatic TNBC is ongoing in China.
Ongoing Phase 3 Clinical Trial in Second-Line Small-Cell Lung Cancer, or SCLC
A Phase 3 clinical trial (NCT06616532) evaluating BNT327 in combination with chemotherapy compared to investigator’s choice chemotherapy as a second-line treatment for patients with SCLC is ongoing in China.
Ongoing Phase 2 Clinical Trial in ES-SCLC
In September 2024, the first patient was dosed in a multi-site, open-label Phase 2 clinical trial (NCT06449209) to evaluate BNT327 in combination with chemotherapy in patients with untreated ES-SCLC and in patients with
SCLC that progressed after first- or second-line treatment. The study is recruiting in the United States, Türkiye,
Australia, South Korea and the UK.
Ongoing Phase 2 Clinical Trial in Locally Advanced/Metastatic TNBC
In October 2024, the first patient was dosed in a multi-site, open-label Phase 2 clinical trial (NCT06449222) to evaluate the safety, efficacy, and pharmacokinetics of BNT327 at two dose levels in combination with chemotherapy in the first- and second-line treatment of patients with locally advanced/metastatic TNBC. The study is recruiting in the United States, Australia, Türkiye and the UK. A Phase 3 clinical trial in first-line TNBC is expected to start in 2025.
Ongoing Phase 2/3 Clinical Trial in First-Line NSCLC
In December 2024, BioNTech initiated a global, randomized Phase 2/3 clinical trial (NCT06712316) evaluating
BNT327 plus chemotherapy compared to pembrolizumab and chemotherapy in first line NSCLC.
Ongoing Phase 2 Clinical Trial in First-Line ES-SCLC
A Phase 2 clinical trial (NCT05844150) evaluating BNT327 in combination with chemotherapy as a first-line treatment for patients with ES-SCLC is ongoing in China.
Ongoing Phase 2 Clinical Trial in Second-Line ES-SCLC
A Phase 2 clinical trial (NCT05879068) evaluating BNT327 in combination with chemotherapy as a second-line treatment for patients with SCLC is ongoing in China.

Annual Report on Form 20-F for the year ended December 31, 2024

Ongoing Phase 2 Clinical Trial in Neuroendocrine Neoplasm, or NEN
A Phase 2 clinical trial (NCT05879055) evaluating BNT327 in combination with chemotherapy as a second-line treatment for patients with NEN is ongoing in China.
Ongoing Phase 2 Clinical Trial in Malignant Mesothelioma, or MPM
A Phase 2 clinical trial (NCT05918107) evaluating BNT327 in combination with chemotherapy as a first-line treatment for patients with MPM is ongoing in China.
Ongoing Phase 2 Clinical Trial in EGFR-mutant Non-Squamous NSCLC
A Phase 2 clinical trial (NCT05756972) evaluating BNT327 in combination with chemotherapy as a treatment for patients with EGFR-mutant NSCLC who have failed EGFR-tyrosine kinase inhibitor treatment is ongoing in
China.
•In September 2024, at the ESMO Congress, data were presented from trial. The 64 patients were observed to have an ORR of 60.9%, a cORR of 57.8% and DCR of 95.3%. In the 28 patients with PD-L1 tumor proportion score, or TPS, <1%, the ORR was observed to be 46.4% and DCR was observed to
92.9%. In the 23 patients with TPS 1-49%, the ORR was observed to be 60.9% and DCR was observed to be 100%. Among the 13 patients with TPS ≥50%, the ORR was observed to be 92.3% and DCR was observed to be 92.3%. Any-grade TRAEs occurred in 98.4% patients and Grade ≥ 3 TRAEs occurred in
60.9% of patients. Nine patients discontinued BNT327 and/or chemotherapy administration due to
TRAEs, plus one case of TRAE-related death. In summary, we believe that the observations of BNT327 in combination with chemotherapy in mutated NSCLC patients that progressed on prior EGFR-TKI therapy showed encouraging anti-tumor activity independent of PD-L1 expression levels with a positive correlation seen between higher tumor PD-L1 expression levels and overall response rates, and a generally manageable safety profile.
Ongoing Phase 2 Clinical Trial in Hepatocellular Carcinoma, or HCC
A Phase 2 clinical trial (NCT05864105) evaluating BNT327 in combination with chemotherapy as a first-line treatment for unresectable HCC is ongoing in China.
Ongoing Phase 1/2 Clinical Trial in Advanced Solid Tumors
A Phase 1/2 clinical trial (NCT05918445) evaluating BNT327 as a monotherapy in patients with advanced solid tumors is ongoing in China.
•In June 2024, data from the trial were presented at the ASCO Annual Meeting. Data on 48 patients with advanced cervical cancer, or CC, showed an ORR of 42.2% (52.4% in patients with PD-L1-positive tumors), a DCR of 93.3%, and an mPFS of 8.3 months. Data on 39 patients with PROC showed an ORR of 20.6%, a DCR of 67.7%, and an mPFS of 5.5 months. TRAEs occurred in 95.4% of patients (83/87), with ≥ Grade 3 TRAEs in 36.8% (32/87). 14.9% (13/87) of patients discontinued BNT327 treatment due to TRAEs. Median follow-up time in patients with CC and PROC was 13.8 months and 14.8 months, respectively.
•At the ASCO Annual Meeting, data on 61 patients with non-squamous NSCLC were also presented.
Data on 17 evaluable patients with untreated NSCLC wild-type and PDL1-positive showed an ORR of
47.1%, a DCR of 100% and an mPFS of 13.6 months at a median follow-up of 11.3 months. Data on 36 evaluable patients with EGFR-mutant NSCLC after progression on prior EGFR-tyrosine kinase inhibitor, or TKI, treatment showed an ORR of 19.4%, a DCR of 69.4% and an mPFS of 5.5 months at a median follow-up of 12.6 months. Data from eight evaluable patients with EGFR/ALK wild-type NSCLC that progressed after anti-PD-1/L1 therapy and platinum-based chemotherapy showed an ORR of 12.5%, a
DCR of 62.5%, and an mPFS of 5.8 months at a median follow-up of 5.8 months. TRAEs occurred in
85.2% of patients (52/61), with ≥ Grade 3 TRAEs in 19.7% (12/61). Serious adverse events were observed in 24.6% (15/61) of patients, and 8.2% (5/61) of patients discontinued BNT327 treatment due to TRAEs.

Annual Report on Form 20-F for the year ended December 31, 2024

•In September 2024, at the ESMO Congress, data from the trial were presented. 28 patients with clear cell RCC, or ccRCC, who progressed after combination of anti-PD-(L)1 and VEGF-TKI therapy or VEGF-
TKI monotherapy, were observed to have an ORR of 25%, a DCR of 82.1%, a mPFS of 10.9 months and a mDOR of 19.6 months. The 22 patients with previously untreated non-clear cell RCC, or nccRCC, were observed to have an ORR of 36.4%, a DCR of 90.9% and a mPFS of 15.1 months. Any-grade and
Grade ≥3 TRAEs of the combination regimen occurred in 100% and 41.5% of patients, respectively.
TRAEs leading to treatment discontinuation occurred in 1.9% of patients. In summary, BNT327 monotherapy was observed to have encouraging anti-tumor activity and a manageable safety profile in patients with previously untreated advanced nccRCC or previously treated advanced ccRCC.
Ongoing Phase 1/2 Clinical Trial in Locally Advanced/Metastatic TNBC
A Phase 1b/2 clinical trial (NCT05918133) evaluating BNT327 in combination with chemotherapy in patients with locally advanced or metastatic TNBC without previous systematic treatment is ongoing in China.
•In September 2024, at the ESMO Congress, data from the trial were presented. The 42 patients were observed to have an ORR of 78.6%, a confirmed ORR, or cORR, of 73.8% with a DCR of 95.2%, an
mPFS of 13.5 months and a median duration of response, or mDOR, of 11.7 months. Among the 42 patients treated, 38 patients had available PD-L1 expression results assessed by means of a PD-L1 immunohistochemistry, or IHC, E1L3N assay. cORR was observed to be 76.9% in 13 patients with PD-
L1 combined positive scores, or CPS, <1, 56.3% in the 16 patients with PD-L1 1≤CPS<10, and 100% in the nine patients with PD-L1 CPS≥10. Any-grade and Grade ≥3 TRAEs of the combination regimen occurred in 100% and 57.1% of patients, respectively. TRAEs leading to treatment discontinuation occurred in 4.8% of patients. The most common TRAEs included neutropenia, leukocytopenia, anemia, proteinuria and alopecia. In summary, first line treatment of locally advanced/metastatic TNBC with
BNT327 in combination with nab-paclitaxel was observed to be associated with clinically meaningful antitumor activity regardless of PD-L1 status and manageable toxicity with no new safety signals observed beyond those typically described for anti-PD-(L)1 therapies, anti-VEGF therapies and chemotherapy.
•In December 2024, at the San Antonio Breast Cancer Symposium, or SABCS, updated data were presented from the trial. In 42 patients with locally advanced or metastatic TNBC, first-line therapy with
BNT327 combined with nab-paclitaxel showed clinically meaningful survival outcomes and antitumor activity regardless of PD-L1 status, together with a manageable safety profile. The confirmed ORR was
73.8% with a DCR of 95.2%. The median TTR, or mTTR, was 1.9 months and the mDOR was 11.7 months. The matured mPFS was 13.5 months for the intention to treat, or ITT, population. The median
OS, or mOS, was not reached, while the matured 12-month OS rate was 80.8%, the matured 15-month
OS rate was 78.1%, and the nearly matured 18-month OS rate was 69.7%.
Ongoing Phase 1/2 Clinical Trial in First Line HCC
A Phase 1/2 clinical trial (NCT06584071) evaluating BNT327 in combination with PM1009 in patients with locally advanced or metastatic HCC is ongoing in China. The study is divided into two parts. The first part is a Phase
1b, single-arm study. The second part is a Phase II randomized controlled study.
Ongoing BNT325/DB-1305 Phase 1/2 Clinical Trial in Advanced Solid Tumors
A multi-center, non-randomized, open-label, multiple-dose, first-in-human Phase 1/2a clinical trial
(NCT05438329) evaluating BNT325/DB-1305 in patients with advanced solid tumors is ongoing. As part of this clinical trial, BNT325/DB-1305 is being studied in combination with BNT327 in various solid tumor indications.
We plan to present first clinical data from the ongoing global Phase 1/2 expansion cohorts evaluating BNT327 plus BNT325/DB-1305 in multiple solid tumors in 2025.
ix. BNT316/ONC-392 (gotistobart), an Anti-CTLA-4 Monoclonal Antibody Candidate in Development in
Collaboration with OncoC4
BNT316/ONC-392 (gotistobart) is an anti-cytotoxic T-lymphocyte associated protein 4, or CTLA-4, monoclonal antibody candidate being developed in collaboration with OncoC4. CTLA-4 is a molecule which inhibits T-cell

Annual Report on Form 20-F for the year ended December 31, 2024 immune response and reduces the activity of T cells in recognizing and eliminating cancer cells. Blocking
CTLA-4 preserves T-cell activity and enhances anti-tumor activity. BNT316/ONC-392 (gotistobart) is designed to offer a differentiated safety profile that may allow for higher dosing and longer duration of treatment both as monotherapy and in combination with other therapies. The program received Fast Track Designation from the
FDA in 2022.
Ongoing Phase 3 Clinical Trial in Metastatic, Immunotherapy-resistant NSCLC
In December 2024, we were informed by our partner OncoC4 that the FDA had lifted the partial clinical hold on
PRESERVE-003 (NCT05671510), a two-stage, open-label, randomized Phase 3 trial evaluating the efficacy and safety of BNT316/ONC-392 (gotistobart) as monotherapy in patients with metastatic NSCLC that progressed under previous platinum-based chemotherapy and PD-(L)1-inhibitor treatment. Based on the available trial data and following an alignment with the FDA, the companies will continue enrollment solely of patients with squamous NSCLC.
We had previously announced the partial clinical hold on the study in October 2024, following OncoC4’s communication to the FDA after an assessment of the trial data by the independent Data Monitoring Committee which identified a possible variance in results between the squamous and non-squamous NSCLC patient populations. The partial clinical hold only affected new patient enrollment and did not impact patients already enrolled in the trial. Trials evaluating BNT316/ONC-392 in other indications also remained unaffected.
Ongoing Phase 2 Clinical Trial in Platinum-resistant Ovarian Cancer
A Phase 2 clinical trial (PRESERVE-004; NCT05446298) is being conducted to evaluate BNT316/ONC-392
(gotistobart) therapy in combination with pembrolizumab in patients with PROC. The clinical trial is designed to evaluate multiple doses of BNT316/ONC-392 (gotistobart) in combination with a fixed dose of pembrolizumab in participants with ovarian cancer who are resistant to platinum-based chemotherapy. The primary endpoints are
ORR and safety. Secondary endpoints include DOR, DCR, PFS and OS.
•In September 2024, preliminary data from the ongoing trial were presented at the ESMO Congress. The data were also presented at the International Gynecologic Cancer Society Annual Global Meeting in
October 2024. 33 and 29 patients in 1 mg/kg and 2 mg/kg BNT316/ONC-392 (gotistobart) dose groups, respectively, were observed to have an unconfirmed ORR of 25% and 27.6%, respectively. Grade ≥3
TEAEs related to either drug were observed in 45.5% and 41.4% of patients in the 1 mg/kg and 2 mg/kg groups, respectively. In summary, these data suggest encouraging preliminary clinical activity and a manageable tolerability profile with no new safety signals detected.
Ongoing Phase 1/2 Clinical Trial in Metastatic Castration Resistant Prostate Cancer
A Phase 1/2 clinical trial (PRESERVE-006; NCT05682443) is being conducted to evaluate the safety and efficacy of BNT316/ONC-392 (gotistobart) in combination with lutetium Lu-177 vipivotide tetraxetan in patients with mCRPC who have disease progressed on androgen receptor pathway inhibition. The trial is expected to enroll approximately 144 patients at clinical trial sites in the United States. The primary endpoint is PFS.
Ongoing Phase 1/2 Clinical Trial in Advanced or Metastatic Solid Tumors
A first-in-human Phase 1/2 open-label dose escalation clinical trial (NCT04140526) evaluating BNT316/ONC-392
(gotistobart) as monotherapy and in combination with pembrolizumab in patients with advanced or metastatic solid tumors is ongoing.
b) Targeted Cancer Antibodies
i. BNT321 for the Treatment of Pancreatic Cancer
BNT321 is a high affinity, fully human IgG1 monoclonal antibody targeting sialyl Lewis A, or sLea, an epitope on
CA19-9 which is expressed in pancreatic and other gastrointestinal cancers. sLea plays a role in tumor adhesion and metastasis formation and is a marker of an aggressive cancer phenotype.
In January 2025, clinical trials involving BNT321 were discontinued.

Annual Report on Form 20-F for the year ended December 31, 2024

Phase 1 Clinical Trial
A Phase 1 trial (NCT02672917) evaluated BNT321 monotherapy and in combination with mFOLFIRINOX in patients with advanced PDAC and other CA19-9+ tumors.
•Data from the trial were presented at the ASCO Gastrointestinal Cancer Symposium 2024. Preclinically,
BNT321 binding was observed to be highly specific and restricted to cancer tissues with sLea expression. The most frequent dose-limiting toxicities, or DLTs, for both monotherapy and for
mFOLFIRINOX combination therapy were hepatic transaminase elevations. DLTs generally occurred in cycle 1 and did not preclude subsequent BNT321 administration at reduced doses. BNT321 in combination with mFOLFIRINOX was tolerable for multiple cycles. Clinical activity (27% PR, RECIST)
was observed in patients receiving the combination as first or subsequent line therapy for advanced disease.
Phase 1/2 Clinical Trial
In April 2024, the first patient was dosed in a Phase 1/2 trial (NCT06069778) evaluating the safety, tolerability, and efficacy of BNT321 in combination with mFOLFIRINOX as an adjuvant therapy following curative resection in patients with PDAC.
c) Antibody Drug Conjugates
i. BNT323/DB-1303, an ADC in Development in Collaboration with DualityBio
BNT323/DB-1303 is a topoisomerase-1 inhibitor-based ADC directed against Human Epidermal Growth Factor
Receptor 2, or HER2, a target that is over-expressed in a variety of cancers and contributes to the aggressive growth and spread of cancer cells. The program received Fast Track Designation from the FDA for endometrial cancer in 2023. In 2023, the FDA also granted Breakthrough Therapy designation for BNT323/DB-1303 for the potential treatment of advanced endometrial cancer in patients who progressed on or after treatment with immune checkpoint inhibitors.
Ongoing BNT323/DB-1303 Phase 3 Clinical Trial in Advanced or Metastatic Hormone Receptor-positive, or HR+,
HER2-low Breast Cancer
An ongoing randomized, multi-site, open-label, pivotal Phase 3 clinical trial (DYNASTY-Breast02; NCT06018337)
is recruiting to evaluate BNT323/DB-1303 versus the investigator’s choice of chemotherapy in advanced or metastatic HR+, HER2-low breast cancer subjects whose disease has progressed on at least two lines of prior endocrine therapy or within six months of first-line endocrine therapy and cyclin-dependent 4/6, or CDK4/6, inhibitor and no prior chemotherapy. The first patient was dosed in January 2024. The trial aims to enroll approximately 532 patients. The primary endpoint is PFS. Secondary endpoints include OS, ORR, DCR, DOR and safety, as well as patient-reported outcomes.
•In September 2024, a Trial-in-Progress poster was presented at the ESMO Congress.
Topline data from the ongoing Phase 3 in patients with HR+ and HER2-low metastatic breast cancer who have progressed on hormone therapy and/or CDK4/6 inhibition is expected in 2026.
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
•A potential registrational single-arm trial enrolling HER2-expressing (IHC3+, 2+, 1+ or ISH-positive)
patients with endometrial carcinoma has completed enrollment.
•A confirmatory Phase 3 trial (NCT06340568) to evaluate BNT323/DB-1303 in patients with advanced endometrial cancer is in planning.

Annual Report on Form 20-F for the year ended December 31, 2024

ii. BNT324/DB-1311, an ADC in Development in Collaboration with DualityBio
BNT324/DB-1311 is a topoisomerase-1 inhibitor-based ADC directed against B7H3. In June 2024, we and
DualityBio received Fast Track Designation for BNT324/DB-1311 from the FDA for the treatment of patients with advanced/unresectable, or metastatic CRPC, who have progressed on or after standard systemic regimens. In
July 2024, we and DualityBio received Orphan Drug Designation for BNT324/DB-1311 from the FDA for the treatment of patients with advanced or metastatic esophageal squamous cell carcinoma.
Ongoing BNT324/DB-1311 Phase 1/2 Clinical Trial in Advanced Solid Tumors
A first-in-human, multi-center, open-label, dose escalation and dose-expansion Phase 1/2 clinical trial evaluating the safety and tolerability of BNT324/DB-1311 in patients with advanced solid tumors has been initiated and the first patient was dosed in September 2023.
•In December 2024, preliminary tumor-specific dose optimization data from the trial were presented at the
ESMO Asia Congress, demonstrating encouraging efficacy and manageable safety across a range of advanced solid tumors.
iii. BNT325/DB-1305, an ADC in Development in Collaboration with DualityBio
BNT325/DB-1305 is a topoisomerase-1 inhibitor-based ADC directed against TROP2. In January 2024, we and
DualityBio received Fast Track Designation for BNT325/DB-1305 from the FDA for the treatment of patients with
PROC, fallopian tube, or primary peritoneal cancer in patients who have received one to three prior systemic treatment regimens.
Ongoing BNT325/DB-1305 Phase 1/2 Clinical Trial in Advanced Solid Tumors
A multi-center, non-randomized, open-label, multiple-dose, first-in-human Phase 1/2a clinical trial
(NCT05438329) evaluating BNT325/DB-1305 in patients with advanced solid tumors is ongoing. As part of this clinical trial, BNT325/DB-1305 is being studied in combination with BNT327 in various solid tumor indications.
We plan to present first clinical data from the ongoing global Phase 1/2 expansion cohorts evaluating BNT327 plus BNT325/DB-1305 in multiple solid tumors in 2025.
iv. BNT326/YL202, an ADC in Development in Collaboration with MediLink Therapeutics
BNT326/YL202 is a topoisomerase-1 inhibitor-based ADC directed against HER3. HER3 is a target that is overexpressed in various cancer types, such as NSCLC and breast cancer, and is closely associated with tumor metastasis and disease progression. Furthermore, HER3 expression is upregulated after frontline drug therapy, making it an adequate target for cancer treatment resistance.
Ongoing BNT326/YL202 Phase 1 Clinical Trial in NSCLC and Breast Cancer
A multi-site, international, open-label, first-in-human Phase 1 clinical trial (NCT05653752), sponsored by
MediLink, is being conducted to evaluate BNT326/YL202 as a later-line treatment in patients with locally advanced or metastatic EGFR-mutated NSCLC or HR-positive and HER2-negative breast cancer. On August 15,
2024, the FDA lifted the partial clinical hold that was placed on this trial, initially announced on June 17, 2024.
Trial recruitment has been reinitiated, and clinical development will focus on dose levels no higher than 3 mg/kg, where the safety profile was manageable and encouraging clinical activity was observed.
4. Oncology Small Molecule Immunomodulator Product Candidates
a. BNT411, a Small Molecule TLR7 Agonist for the Treatment of Solid Tumors, including SCLC
BNT411 is a TLR7 agonist that is designed to activate both the adaptive and innate immune system through the
TLR7 pathway. This activity and the release of cytokines and chemokines are designed to result in the potent stimulation of antigen-specific CD8+ T cells, B cells and innate immune cells such as natural killer cells, or NK cells, and macrophages.
Phase 1/2 Trial

Annual Report on Form 20-F for the year ended December 31, 2024

A Phase 1/2, first-in-human, open-label, dose escalation trial (NCT04101357) with expansion cohorts evaluating safety, pharmacokinetics, progression of disease and preliminary efficacy of BNT411 as monotherapy in patients with solid tumors and in combination with atezolizumab, carboplatin and etoposide in patients with chemotherapy-naïve ES-SCLC has been discontinued. Final data of the trial have been gathered and evaluated in a clinical study report. The final data were presented at SITC Annual Meeting 2024 and are expected to be published in a scientific journal.
B. Infectious Disease Programs
1. Next-Generation COVID-19 Vaccine
BNT162b2 + BNT162b4
In collaboration with Pfizer, we are aiming to develop a vaccine candidate that enhances and broadens SARS-
CoV-2 T-cell responses. BNT162b4 is a next-generation COVID-19 vaccine component designed to elicit T-cell immunity across epitopes. BNT162b4 encodes variant-conserved, immunogenic segments of the SARS-CoV-2 nucleocapsid, membrane, and ORF1ab proteins, targeting diverse human leukocyte antigen, or HLA, alleles.
•A Phase 1 clinical trial (NCT05541861) to evaluate the safety, tolerability and immunogenicity of
BNT162b4 alone or in combination with BNT162b2 is ongoing.
2. COVID-19 – Influenza Combination mRNA Vaccine Program – BNT162b2 + BNT161
We and Pfizer are investigating respiratory combination vaccine approaches that aim to simplify immunization practices for health care providers and recipients, helping to reduce the burden of these diseases. Combination vaccines have been an effective approach in overcoming barriers to vaccination by allowing for simple scheduling and fewer injections compared to vaccinations administered separately and/or at different visits to healthcare providers.
•In August 2024, we and Pfizer announced top-line results from the Phase 3 clinical trial (NCT06178991)
evaluating the companies’ mRNA combination vaccine candidate against influenza and COVID-19 in healthy individuals 18-64 years of age. In this clinical trial, the vaccine candidate was compared to a licensed influenza vaccine and the companies’ licensed COVID-19 vaccine given at the same visit. The primary immunogenicity objectives were to demonstrate that the antibody responses to influenza
(hemagglutination inhibition) and to SARS-CoV-2 (neutralizing titer) elicited by the combination vaccine candidate were non-inferior to standard of care. The trial did not meet one of its primary immunogenicity objectives of non-inferiority against the influenza B strain despite obtaining higher influenza A responses and comparable COVID-19 responses versus the comparator vaccines. No safety signals with the combination vaccine have been identified in an ongoing safety data review.
•In November 2024, we and Pfizer initiated a randomized, observer-blinded Phase 1/2 clinical trial
(NCT06683352) to evaluate the safety, tolerability and immunogenicity of the companies’ mRNA combination vaccine candidate against influenza and COVID-19. The trial aims to enroll 1350 healthy individuals aged 18 years and older.
•In February 2025, we and Pfizer initiated a randomized, double-blinded Phase 1/2 clinical trial
(NCT06821061) to evaluate the safety, tolerability and immunogenicity of the companies’ mRNA vaccine candidates against influenza and COVID-19. The trial aims to enroll 2050 healthy individuals aged 18 years and older.
3. Influenza Vaccine Program – BNT161
In 2018, we and Pfizer entered into an agreement to collaborate on an mRNA program in influenza for an initial period of three years, which ended in 2021. Pfizer has since had the sole responsibility, authority and control of the development, manufacturing and commercialization of all candidates and products related to the program.
Upon potential approval and commercialization, BioNTech is eligible to receive royalties on Pfizer’s sales.
•A Pfizer-initiated randomized Phase 3 clinical trial (NCT05540522) to evaluate the efficacy, safety, tolerability and immunogenicity of an mRNA influenza immunotherapy candidate has been completed.

Annual Report on Form 20-F for the year ended December 31, 2024

•Pfizer is developing second-generation candidates with the goal of improving immunogenicity and potentially breadth of protection, including new trivalent formulations that match updated recommendations by the WHO and the FDA’s VRBPAC. These candidates are currently in Phase 2.
4 Herpes Simplex Virus Vaccine Program – BNT163
We have an ongoing research collaboration with the University of Pennsylvania, or UPenn, under which we have the exclusive option to develop and commercialize mRNA vaccine candidates for various infectious disease candidates. This agreement was originally executed in 2018.
•As part of this collaboration, we have the exclusive license to a combination of three HSV antigens for use in a vaccine. This combination of HSV antigens has been further developed into an HSV mRNA vaccine candidate (BNT163), which we are currently evaluating in a Phase 1 clinical trial. This controlled, dose-escalation Phase 1 clinical trial (NCT05432583) aims to evaluate the safety, tolerability and immunogenicity for the prevention of genital lesions caused by HSV-2 and potentially HSV-1. Part A
(first-in-human, dose escalation) has been completed. Part B (dose evaluation) has completed dosing, and Part C (population expansion) will start enrollment across sites in the United States.
5. Tuberculosis Vaccine Program - BNT164
We have collaborated with the Gates Foundation since 2019 to develop vaccine candidates aimed at preventing tuberculosis disease.
•A randomized, controlled, dose-finding Phase 1 clinical trial (NCT05537038, Germany) evaluating
BNT164 is fully enrolled and ongoing.
•A randomized, controlled, dose-finding two-part Phase 1/2 clinical trial (NCT05547464, Republic of
South Africa and Republic of Mozambique) evaluating BNT164 is ongoing. Part A of the Phase 1/2 trial is fully enrolled.
•Both the Phase 1 and Phase 1/2 clinical trials are designed to assess the safety, reactogenicity, and immunogenicity of mRNA vaccine candidates against tuberculosis.
6. Malaria Vaccine Program – BNT165
Our malaria program aims to develop a well-tolerated and highly effective mRNA vaccine with durable immunity to prevent P. falciparum malaria infection, thereby aiming to reducing morbidity, mortality and onward transmission. We plan to assess several vaccine candidates, featuring components of known targets such as circumsporozoite protein, or CSP, and conserved, immunogenic segments of liver stage-expressed proteins.
• A first-in-human Phase 1 clinical trial (NCT05581641) to evaluate the safety, tolerability and exploratory immunogenicity of the vaccine candidate BNT165b1, the first candidate from our BNT165 program, has been completed.
•A randomized, dose escalation Phase 1/2 trial (NCT06069544) to evaluate the safety, tolerability, immunogenicity and efficacy of a second investigational RNA-based vaccine candidate is on clinical hold by the U.S. FDA, as announced on March 4, 2025. BioNTech has complied with the hold by the FDA and, in accordance with the clinical trial protocol, had proactively paused the study. BioNTech is taking actions to address the U.S. FDA’s requests and will work with the U.S. FDA to assess next steps.
7. Mpox Vaccine Program – BNT166
Our fully-owned BNT166 program aims to deliver an effective, well-tolerated and accessible vaccine for the prevention of mpox. The multivalent BNT166 mRNA vaccine candidates encode surface antigens that are expressed in the two infectious forms of the mpox virus to efficiently prevent virus replication and infectivity. The program is supported through a partnership with CEPI to provide equitable access to the vaccine, if successfully developed and approved, in low- and middle-income countries.
•A Phase 1/2 trial clinical trial (NCT05988203) evaluating the safety, tolerability, reactogenicity and immunogenicity of two mRNA-based multivalent vaccine candidates is ongoing. Phase 1 substudies are

Annual Report on Form 20-F for the year ended December 31, 2024 fully enrolled and enrollment is ongoing for an open-label, Phase 2a substudy. The trial aims to enroll a total of 96 healthy participants with and without prior history of known or suspected smallpox vaccination.
8. Shingles Vaccine Program – BNT167
We are collaborating with Pfizer to develop the first mRNA-based vaccine candidate against shingles (also known as herpes zoster). While there are currently approved vaccines for shingles, the goal is to develop an
mRNA vaccine candidate that potentially shows high efficacy and better tolerability and is more efficient to produce globally.
•A randomized, controlled, dose-selection Phase 1/2 clinical trial (NCT05703607) to evaluate the safety, tolerability, and immunogenicity of BNT167 in up to 900 healthy volunteers 50 through 69 years of age is ongoing.
9. Bacterial Vaginosis – BNT331
BioNTech R&D (Austria) GmbH, a wholly owned subsidiary of BioNTech SE, is focused on developing novel anti-
bacterial drugs to treat persistent bacterial infections. Its development programs are based on our proprietary
LysinBuilder platform, which allows for the targeted development of precision anti-bacterials. Our development pipeline focuses on chronic bacterial infections where antibiotics fail to cure or destroy the natural microbiomes.
•A two-part, randomized, double-blind Phase 1 clinical trial (NCT06469164) is being conducted to evaluate the safety, tolerability, pharmacokinetics, and pharmacodynamics of BNT331 in healthy women and women diagnosed with bacterial vaginosis. It also aims to explore the efficacy of BNT331 in women diagnosed with bacterial vaginosis.
VII. The mRNA Technology
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
Since the COVID-19 pandemic, mRNA-based immunization for the prevention of infectious diseases is considered an innovative alternative to conventional vaccine approaches. mRNA has shown the potential to elicit potent protective immune responses against various pathogens and may offer advantages over the use of live and inactivated virus vaccines, subunit vaccines, and other nucleic-acid-based vaccine formats. According to
Beissert et al (2020), “RNA is non-infectious, non-integrating and, by virtue of rapid degradation by normal cellular processes, is only transiently active. RNA can be administered repeatedly to both prime and boost immune responses and is not limited by anti-vector immunity. Moreover, the RNA backbone engages pattern recognition receptors in the host cell, thereby naturally adjuvanting the response to the encoded immunogen.”
According to the same study, mRNA can also enable “rapid, cost-efficient, cell- and animal-material-free, scalable production without the use of egg- or cell-based culture. Thus, RNA may facilitate how vaccines are made and has the potential to enable a rapid response to emerging infections.”
Synthetic mRNA can be engineered to resemble mature and processed mRNA molecules that naturally occur in the cytoplasm of eukaryotic cells and can be used to transiently deliver proteins. Established mRNA manufacturing technologies can be quickly adapted to produce mRNAs of different sequences, allowing for the rapid development of mRNAs with the potential to address a variety of different conditions, including cancer, infectious disease and rare diseases. Our mRNA pipeline addresses each of these therapeutic areas.
A. General Principles of mRNA Pharmacology
As a drug, manufactured mRNA provides instructions to a target cell to produce specific encoded protein(s) or protein chunks with a desired prophylactic or therapeutic effect. Based on these instructions, the proteins will be either secreted, remain intracellular or on the membrane while protein epitopes are being processed to be presented to the immune system. The mRNA drug will eventually be degraded and eliminated from the body.

Annual Report on Form 20-F for the year ended December 31, 2024

Our mRNA drugs are synthesized in a cell-free system by in vitro transcription from a DNA template. This template encodes all the structural elements of functional mRNA, except for the 5’ cap structure, which is co-
transcriptionally incorporated. After in vitro transcription is performed, the template is then digested by DNase and the mRNA is purified by conventionally used methods for isolating nucleic acids. The mRNA molecule comprises:
•an open reading frame, or ORF, which encodes the protein of interest;
•untranslated regions, or UTRs, which flank the ORF; and
•the cap and the poly(A) tail, which are the two terminal structures of the linear mRNA and are responsible for increased stability and translational efficiency of mRNA.
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
Encoded proteins can perform functions in the body, for example, replacing deficient activities, or they can trigger immune responses, for example by acting as antigens (as in the case of vaccines), or by directing the immune system to a target of interest (as in the case of many therapeutic antibodies). Also, proteins encoded by the
mRNA are processed by the cellular machinery and can be displayed by specialized complexes, namely major histocompatibility complexes, or MHC, I or MHC II complexes, to trigger T-cell responses to epitopes present within them. These complexes present the epitopes to immune cells to elicit the desired immune response. In the case of other mRNA applications, the mRNA encodes proteins that are secreted from the cells, such as antibodies, and function extracellularly.
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
•The composition and structure of the 5’ and 3’ UTRs of the mRNA molecule are important determinants of the intracellular stability of mRNA. Through rigorous screening of different mRNA sequences, we identified specific UTRs that promote increased protein translation for long duration.
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
B. mRNA Formats
1. Optimized Uridine mRNA, or uRNA

Annual Report on Form 20-F for the year ended December 31, 2024

The nucleotide sequence of mRNA determines the amino acid sequence of the protein. In addition, the nature of nucleosides used for production of mRNA drugs can also influence recognition of the molecule by the immune
system.The presence of naturally occurring uridine (U) in our optimized uRNA makes it immunogenic by activating immune sensors. We have further optimized our uRNA for immunogenicity of the encoded antigen
(augmented presentation on MHC I and MHC II) and pharmacological activity (enhanced stability and translational efficiency). Immunogenicity of the mRNA is an added benefit when mRNA is used for immunotherapy applications, by acting as an immunotherapy adjuvant. We believe this makes our therapeutics for iNeST and FixVac even more potent.
2. Nucleoside-modified mRNA, or modRNA
Immunogenic reaction against mRNA drugs needs to be avoided in applications where therapeutic proteins are produced, such as in our RiboMab and RiboCytokine platforms. We have profound expertise in incorporating naturally-occurring modified nucleosides into our therapeutic mRNAs. We have demonstrated that the presence of a variety of modified nucleosides in the manufactured mRNA suppresses its intrinsic immune activation, while leading to superior protein production for long duration. Deimmunizing mRNA by incorporating modified nucleosides helps to avoid the production of anti-drug antibodies and to broaden the therapeutic application of these types of mRNA drugs. We believe this customization has resulted in therapeutic mRNA that is both potent and well tolerated. Together with the increased tolerability, we believe the high yield of antigen delivered by
mRNA makes this format suitable for prophylactic vaccines against infectious diseases inducing a strong cellular and also humoral immune response.
3. Self-amplifying mRNA, or saRNA
Our saRNA drugs use the concept of viral mRNA replication, while not being infectious, disease-causing agents themselves. saRNA resembles conventional mRNA, encoding the protein of interest, but it also encodes an
RNA-dependent RNA-polymerase, called replicase, that multiplies part of the mRNA within the target cell. Thus, lower amounts of saRNA are needed compared to a regular mRNA to obtain the same amount of active protein.
As we have demonstrated, our saRNA ensures high levels of sustained antigen production with a small amount of initial mRNA input. Our scientific team has designed this mRNA technology to act as a potent tool for prophylactic vaccination, with the potential for application in infectious diseases.
4. Trans-amplifying mRNA, or taRNA
We have expanded our self-amplifying mRNA capabilities and developed a novel mRNA amplification technology which separates amplification of the target mRNA and the replicase encoding mRNA. This advancement broadens the spectrum of applications by making the development of therapeutic and prophylactic mRNAs even more flexible, as the replicase can amplify multiple mRNAs allowing the expression of multiple proteins with only one replicase encoding mRNA. In the case of vaccines, this allows us to produce the replicase mRNA in advance for use with different vaccines. Our taRNA is a proprietary mRNA format that we believe is particularly well-suited for prophylactic vaccines to prevent infectious diseases. We believe that taRNA-based split-vector systems may be advantageous over saRNA with regard to safety, versatility, and manufacturing.

Annual Report on Form 20-F for the year ended December 31, 2024

mRNA offers a broad technology toolbox: We have developed and optimized mRNA formats and delivery formulations for their potency and performance, each optimized for different therapeutic applications.
C. mRNA Delivery Formulation Technologies
We have deep and broad expertise in the targeted delivery of mRNA therapeutics. We are convinced that the development of suitable delivery formulations in conjunction with our own therapeutic mRNAs is a key competitive advantage.
Our main mRNA delivery formulations, each designed for different functions and optimized for therapeutic product needs, are described below:
1. Lipoplex nanoparticles, or lipoplex, or LPX, formulation
Our LPX formulation embed the mRNA between a lipid bilayer and is used for our FixVac and iNeST platforms.
We use a proprietary size- and charge-based non-viral LPX formulation that we have developed to deliver mRNA to dendritic cells in lymphoid compartments (such as the spleen) for optimal antigen presentation and immune response activation. A synchronized adjuvant effect is mediated by TLR7-triggering and type-I interferon-driven innate and adaptive immune stimulation. Our LPX formulation allows for intravenous administration of our investigational mRNA-based cancer immunotherapies. The LPX formulation protects mRNA from degradation outside of the cell and mediates its efficient uptake and expression of encoded antigens in various DC populations. Our LPX formulation technology is designed to deliver multiple antigens in parallel, enabling the induction of poly-specific T-cell responses. We have demonstrated in the clinic that systemic DC targeting by
mRNA-based cancer immunotherapies can result in potent activity against shared tumor-associated antigens at very low doses. Consequently, less material would be required for treating high patient numbers, making manufacturing potentially more cost-effective.
2. Lipid nanoparticles, or LNP, formulation
For other applications, we encapsulate our mRNA into LNPs. These LNP formulations are suitable for our
RiboMab and RiboCytokine oncology therapies and our prophylactic vaccines against infectious disease.
Our COVID-19 vaccines are based on an LNP formulation platform encapsulating nucleoside modified RNA, which has blunted innate immune sensor activating capacity and thus augmented antigen expression.
Encapsulation of the mRNA into LNPs enables its transfection into host cells after intramuscular injection. These
LNP formulations are composed of four different lipids in a defined ratio. During the mixing of the mRNA and dissolved lipids, the lipids form nanoparticles encapsulating the mRNA. After injection, the LNPs are taken up by the cells, and the mRNA is released into the cytosol. In the cytosol, the mRNA is translated into the encoded viral protein.
3. Polymer nanoparticles, or polyplex, or PLX, formulation

Annual Report on Form 20-F for the year ended December 31, 2024

Our portfolio also includes PLX formulations, in which the mRNA is bound to a polymer and then forms nanoparticles, which are being utilized in various of our discovery programs.
D. mRNA Platforms
We are developing multiple mRNA-based therapeutics in the oncology space, including mRNA cancer immunotherapy programs (e.g., FixVac and iNeST), RiboMabs, and RiboCytokines, using different RNA formats and delivery formulations. We have also implemented mRNA platforms for the development of infectious disease vaccines.
Importantly, each of these platforms enables the development of multiple pharmaceutical product candidates or programs.
Our mRNA Platforms. We have multiple mRNA-based platforms utilizing different mRNA formats and delivery formulations that are directed at a range of biological targets in oncology and infectious and rare diseases.
VIII. Sales, Marketing and Distribution
Our commercial organization currently focuses on supporting sales of our COVID-19 vaccine in Germany and
Türkiye. Our commercial organization is responsible for promoting our products to health care providers and providing information to stakeholders, including governmental organizations, in Germany and Türkiye.
As a result of our partnership with Pfizer, under which our commercialization responsibilities are limited to
Germany and Türkiye, we maintain a lean fixed cost base for our COVID-19 vaccine business.
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
IX. Manufacturing
We are building a fully integrated biotechnology company, with operations spanning from research through clinical development, manufacturing and sales and marketing. To successfully bring individualized immunotherapies and vaccines to people around the world, we believe that it is crucial to have in-house manufacturing capabilities that can be efficiently scaled for global clinical and commercial distribution. We have several manufacturing sites capable of developing automated production processes for on-demand production of our investigational therapies and vaccines. These can be classified into distinct GMP manufacturing capabilities.
We operate four GMP-certified manufacturing facilities in Germany, where we manufacture mRNA therapeutics and engineered cell therapies for both, our own pipeline and for external customers, including a state-of-the art, multi-platform, GMP-certified manufacturing facility located in a life science industrial park in Marburg, Germany, which we acquired in October 2020 from Novartis to increase manufacturing capacity of our COVID-19 vaccine

Annual Report on Form 20-F for the year ended December 31, 2024 for commercial supply. We also operate a fifth facility in Germany where we manufacture custom peptides both to support our extensive immunomonitoring activities within our development programs and for third parties. Our subsidiary BioNTech Innovative Manufacturing Services GmbH, or BioNTech IMFS, has been manufacturing
GMP-certified cellular products since 1999.
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
A. Manufacturing Operations
COVID-19 Vaccine. Our manufacturing site in Marburg was approved by the EMA for manufacturing of our
COVID-19 drug product in March 2021. This approval made it one of the largest mRNA manufacturing sites worldwide. In addition, we have another GMP facility that currently produces our COVID-19 vaccine candidates for clinical trials. We have a network of sub-contractors established to provide drug products, and fill and finish services to enable production.
mRNA. We believe scaling up manufacturing for mRNA can best be executed as part of a proprietary manufacturing approach, rather than as part of an outsourcing strategy. We believe this approach allows us to maintain control of our proprietary processes and gives us the flexibility we need for scheduling batch production for our drug substances to match our development plans as they evolve. Our mRNA manufacturing is currently conducted at our in-house BioNTech IMFS facility, our BioNTech East Wing facility, and our Marburg facility. The
East Wing facility manufactures iNeST (finished product). In 2024, we undertook sterile filtration and final filling of over 77,000 vials of various sizes in the East Wing and over 22,000 vials at IMFS. Drug substance batch sizes range from a few milligrams for individualized applications (i.e., iNeST) to 10g for standard mRNA applications
(i.e., FixVac, intratumoral immunotherapies and infectious diseases), and up to approximately 720g batches for
COVID-19. Our manufacturing facility in Marburg is one of the largest mRNA vaccine manufacturing sites worldwide with an annual capacity of up to three billion doses of mRNA drug substance and we believe we are well positioned to supply the quantities required by global market demand.
To date, we have produced more than 2,000 batches of mRNA drug substance to support our clinical studies.
We currently have infrastructure capable of producing about 100 batches of mRNA drug substance and formulated drug product per month with a turnaround time of about 30 to 40 days from sequence identification to released product. We believe we have the capacity to meet the supply needs of our current product candidates in clinical trials through registration.
We have successfully decreased the time required to deliver iNeST to patients. In 2014, it took us over three months to manually manufacture and deliver individualized immunotherapies to patients. Since December 2017, with the implementation of semiautomatic GMP manufacturing in collaboration with partners, we have been consistently manufacturing and delivering individualized immunotherapies in under six weeks. This advancement represents significant progress toward our target commercial manufacturing turnaround time of less than 28 days, and we were able to demonstrate less than 30 days in 2021. We plan to continue to develop additional process improvements, which we expect will further reduce our turnaround times as we progress through clinical development.
Cell Therapy Products. We have end-to-end capabilities and teams in Germany and the United States with over
20 years of experience in cell therapy manufacturing, quality control and release. Our cell therapy programs target novel and known tumor-specific antigens, including patient-specific mutant neoantigens. We also leverage our mRNA vaccine technology to further boost T-cell activation, expansion, and persistence. Our state-of-the-art manufacturing processes of cellular products involve the isolation of primary human blood cells and subpopulations, such as, e.g., CD3+ T cells. Cell products are cultured, expanded and genetically modified (e.g.,
CAR-T cells) in aseptic production processes in specialized cleanroom facilities. We also have the capability for in-house mRNA production for the genetic modification of such innovative cell therapy products.

Annual Report on Form 20-F for the year ended December 31, 2024

Peptides. Our custom peptide synthesis business has developed unique technologies to produce several million peptides over the past ten years to support our growing clinical pipeline. These include fast small-scale manufacturing of peptides for target and epitope discovery as well as for neoepitope characterization and production of high content arrays. It is important to synthesize highly purified peptides in order to avoid false positives in immunomonitoring in our mRNA immunotherapy trials. We also use peptides as starting materials in our engineered cell therapies as well as in some drug formulations and biomarker discovery studies. We have developed proprietary technologies to produce highly complex and purified peptide pools that consist of overlapping peptides spanning entire antigens or neoepitopes. In September 2025, we plan to move into a new manufacturing plant of 7,500 square meters in Berlin, which we expect will double our manufacturing capacity to produce Active Pharmaceutical Ingredient peptides and diversify our peptide activities towards new fast-growing markets.
B. Manufacturing Facilities
The information included herein is as of the date of this Annual Report. For more information about our plans to implement measures to adjust capacities in some areas, see Item 4.B.III, “Strategic Outlook” of this Annual
Report.
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
Marburg is our central hub for innovation and development of novel manufacturing solutions. It is a center of excellence, not only in terms of facilities and devices, but as a know-how hub with appropriate and forward-
looking staff training. We have about 650 employees on site. To ensure production, we work in flexible/different shift models, e.g. 24/5.
In 2023, we completed our first proprietary plasmid DNA manufacturing facility in Marburg. This aims to increase our flexibility and autonomy in manufacturing starting materials for our oncology and COVID-19 vaccine pipelines, as well as our independence for pandemic preparedness due to local production. We also expect this manufacturing facility will facilitate faster production cycles and shorter delivery times for plasmid DNA for a number of clinical product candidates and commercial products.
Idar-Oberstein
BioNTech IMFS: Our manufacturing operations for cell therapy products and mRNA are housed in our wholly owned subsidiary. Founded in 1997, BioNTech IMFS specializes in services for innovative therapeutic approaches. In 2009, BioNTech IMFS became our wholly owned subsidiary, giving us access to synergistic platforms and complementary expertise for development, testing and manufacturing services. BioNTech IMFS and its predecessors have had GMP-certified cell and gene therapy manufacturing capabilities since 1999, and obtained GMP manufacturing authorization for mRNA production in 2011. In 2017, BioNTech IMFS began automated manufacturing of the iNeST product candidate and entered its first commercial supply contract for retroviral vectors. Located near Mainz, the BioNTech IMFS facility occupies over 30,000 square feet. Over 500 staff members are employed at this facility, with collective expertise in molecular biology, cell biology and virology and a close working relationship with our R&D teams in Mainz. We consider BioNTech IMFS our powerhouse for early-stage mRNA material.
Mainz
BioNTech iNeST Clinical Manufacturing (East Wing): We utilize our GMP-certified manufacturing facility at our headquarters in Mainz, Germany for the production of iNeST immunotherapies. In 2015, our wholly owned

Annual Report on Form 20-F for the year ended December 31, 2024 subsidiary, BioNTech RNA Pharmaceuticals GmbH, or BioNTech RNA, and Siemens announced a collaboration for developing an automated, paperless and digitalized production site for individualized mRNA. We obtained our
GMP manufacturing authorization for iNeST production at our East Wing facility in June 2018 and manufactured our first drug product there the following month.
This facility contains approximately 17,000 square feet of laboratory and office space, including 4,300 square feet of GMP facilities. Over 300 staff members are employed at this facility and operate it seven days per week.
In its first year of operation, the facility manufactured and released more than 250 batches of mRNA and has manufactured and released more than 1,700 batches of mRNA since inception.
To perform our target identification process to feed into the iNeST downstream GMP manufacturing process, our headquarters also hold our core facility, which operates under Good Clinical Practice, or GCP, for labs. Incoming patients’ materials (blood and tumor samples) are received and analyzed to identify characteristic mutations to generate the patient-specific target list used for individualized mRNA production.
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
Global manufacturing sites
Outside of Europe, we maintain a site in the United States and a site in Singapore.
Gaithersburg R&D and GMP Manufacturing Facility
We acquired our site in Gaithersburg, Maryland from Kite Pharma, Inc., a Gilead Sciences company, in August
2021. Since then, we have been building capabilities for research, late-stage technical development and clinical manufacturing of cell & gene therapy products. In 2024, we added a new R&D facility, expanding our campus footprint to approximately 92,000 square feet, to continue to advance our cell & gene portfolio and further develop U.S.-based technical and operational capabilities in support of our pipeline and commercialization efforts in the United States.
Singapore Manufacturing Facility
In November 2022, our Singapore affiliate, BioNTech Pharmaceuticals Asia Pacific Pte. Ltd., entered into an agreement with Novartis Singapore Pharmaceutical Manufacturing Pte. Ltd. to acquire one of its GMP-certified manufacturing facilities. The acquisition is part of our expansion strategy to strengthen our global footprint in
Asia. The facility is intended to create regional manufacturing capacities in support of our growing pipeline therapeutics across the Asia Pacific region, with the potential to expand the production to other drug classes, such as cell therapies or anti-bodies.
The BioNTainer: a platform for localized and sustainable mRNA production
The BioNTainer is an example of our innovative approach to establishing scalable vaccine production. It was developed to ensure sustainable, equitable access to our programs, particularly in low-income countries and regions with limited infrastructure. Introduced in February 2022, the BioNTainer allows scalable vaccine production by developing and delivering mRNA manufacturing facilities based on a containerized clean room solution with a modular design, standardized equipment, and software components. Each BioNTainer unit is a clean room, which we equip with state-of-the-art manufacturing solutions for the manufacture and formulation of
mRNA-based vaccines. Each BioNTainer unit is built of six to eight ISO-sized containers. A BioNTainer unit can be equipped to manufacture a range of mRNA-based vaccines targeted to regional needs: for example, our
COVID-19 vaccine and our investigational malaria and tuberculosis vaccines, if they are successfully developed,

Annual Report on Form 20-F for the year ended December 31, 2024 approved, and authorized by regulatory authorities and in line with regional demand. Each BioNTainer facility is intended to become a node in our global manufacturing network, aiming to offer greater independence and faster regional vaccine supply. We believe this solution is an important step towards improving global vaccine supply.
In addition to our BioNTainer facility in Kigali, Rwanda, in 2023, we announced our intention to set up and operate a clinical-scale mRNA manufacturing facility with BioNTainer units in Melbourne in the State of Victoria,
Australia. The site is intended to support R&D and clinical-scale manufacturing of investigational mRNA-based medicines from the local ecosystem as well as from other third parties globally.
Kigali Manufacturing Facility
The Kigali facility was planned to initially house two sets of BioNTainer units for commercial-scale bulk production of mRNA vaccines and is intended to enable robust end-to-end manufacturing in Africa for mRNA-
based medicines. The first BioNTainer unit arrived in Kigali, Rwanda in 2023. That same year, we inaugurated our Kigali site on the occasion of the set-up of the first BioNTainer unit.
In May 2024, we announced that CEPI would be committing up to $145 million to support us to establish mRNA vaccine R&D, clinical and commercial-scale manufacturing capabilities at the Kigali facility. The setup of clinical-
scale manufacturing capabilities for mRNA-based vaccine candidates involves the installation of two additional
BioNTainer units at the Kigali facility. This will allow the facility to manufacture on both a clinical and commercial scale, and thus broaden the manufacturing scope, in support of a sustainable use case for the facility while strengthening the wider African vaccine development ecosystem. Under the terms of the agreement, we intend to provide sustainable supply of our prophylactic vaccines manufactured at the Kigali facility if successfully developed and authorized, such as vaccines against malaria, mpox and tuberculosis, to low and lower middle-
income countries, with priority supply to African countries.
Once fully operational, the facility’s capacity would depend on the product, production-scale and its dosage. For example, if used to produce the Pfizer-BioNTech COVID-19 vaccine, the first set of BioNTainer units could produce an estimated initial annual capacity of up to 50 million doses. The facility is expected to employ approximately 100 people once operational, spanning a range of disciplines. BioNTech plans to manufacture
mRNA-based vaccine batches required for process validation in 2025.
In line with the continent’s and partner countries’ needs, we are committed to establishing additional manufacturing facilities in Africa upon the successful validation of the facility in Kigali.
C. Other Certifications
BioNTech Diagnostics has a quality management system that is certified according to ISO 13485:2016 and JPT maintains an ISO 9001:2015 certified Quality Management System to allow production of European CE marked companion diagnostics.
D. Quality Assurance
We have implemented and maintain several Quality Assurance systems. BioNTech IMFS, BioNTech Clinical
Manufacturing and BioNTech iNeST Clinical Manufacturing have implemented GMP-certified quality assurance systems. BioNTech Diagnostics has a quality management system that is certified according to ISO 13485:2016 and JPT maintains an ISO 9001:2015 certified Quality Management System.
X. Third-Party Collaborations
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

Annual Report on Form 20-F for the year ended December 31, 2024

•Biotheus, now our wholly owned subsidiary, for certain antibodies;
•DualityBio for the research and development of certain antibody drug conjugates;
•Fosun Pharma for our COVID-19 vaccine program;
•Genentech for our iNeST platform in our mRNA drug class;
•Genmab for our next-generation checkpoint immunomodulator platform in our protein-based therapeutics drug class;
•InstaDeep, our wholly owned subsidiary, for AI and ML;
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

Annual Report on Form 20-F for the year ended December 31, 2024

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
Under the Autolus License Agreement, we have also agreed to financially support the expansion of the clinical development program for, and planned commercialization of, Autolus’s lead product candidate obecabtagene autoleucel, known as obe-cel. On November 8, 2024, the FDA approved obe-cel for the treatment of adults with relapsed or refractory B-cell precursor acute lymphoblastic leukemia. In exchange for Autolus’s grant of rights to future revenues from the sales of obe-cel products, we made an upfront payment to Autolus of $40 million.
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

Annual Report on Form 20-F for the year ended December 31, 2024

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
We and Autolus also entered into a registration rights agreement, pursuant to which Autolus filed a registration statement with the SEC to register the resale of the Private Placement ADSs.
B. Biotheus Acquisition
On November 13, 2024, our subsidiary, BioNTech Collaborations GmbH, entered into an agreement and plan of merger, or the Merger Agreement, with Biotheus, a clinical-stage biotechnology company dedicated to the discovery and development of novel antibodies to address unmet medical needs of patients with oncological or inflammatory diseases. The acquisition supports the global execution of our oncology strategy and provides full global rights to BNT327/PM8002, an investigational PD-L1 x VEGF-A bispecific antibody, with potential to replace current checkpoint inhibitor standard of care treatments for solid tumors.
Following the satisfaction of several customary closing conditions and regulatory approvals as defined in the
Merger Agreement, the acquisition closed on January 31, 2025.
Upon closing and under the terms of the agreement, we paid Biotheus shareholders upfront of approximately
$850.0 million, predominantly in cash, with a small portion in ADSs, to acquire 100% of the issued share capital of Biotheus, subject to customary purchase price adjustments, and agreed to pay additional performance-based contingent payments of up to $150.0 million if certain milestones are met.
By closing the acquisition, we gained full rights to Biotheus’s pipeline candidates and its in-house bispecific antibody drug conjugate capability. The acquisition has expanded our footprint in China, adding a local research and development hub to conduct clinical trials. In addition, we have gained a biologics manufacturing facility to contribute to our future global manufacturing and supply, and more than 300 Biotheus employees in R&D, manufacturing and enabling functions have joined the BioNTech workforce.
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

Annual Report on Form 20-F for the year ended December 31, 2024

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
On November 12, 2024, we and DualityBio entered into a side letter to the DualityBio Agreements to undertake certain development activities in the territory and DualityBio Retained Territory with DualityBio Products in combination with other product(s) that are proprietary to or owned or controlled by us or our affiliates.
D. Fosun COVID-19 Vaccine Collaboration
On March 13, 2020, we entered into a Development and License Agreement with Fosun Pharma for the development and commercialization in mainland China, Hong Kong special administrative region, or SAR,
Macau SAR and in the region of Taiwan, or collectively the Fosun Collaboration Territory, of immunogenic compositions generated by BioNTech and comprising uridine RNA, modified RNA and/or replicon technology for prophylaxis against SARS-CoV-2 in humans. We refer to this agreement as the Fosun Agreement.
The details of the development activities to be undertaken by Fosun Pharma are to be set forth in a development plan that is being overseen by a Joint Steering Committee. Fosun Pharma’s development activities are to be undertaken at its own cost and expense. Fosun Pharma has the sole responsibility to prepare, obtain and

Annual Report on Form 20-F for the year ended December 31, 2024

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
Under the Fosun Agreement, we granted Fosun Pharma an exclusive license under certain of our owned or in-
licensed intellectual property, including our patents relating to replicons, uridine RNA and modified RNA and other mRNA technology or a vaccine to use, develop, commercialize and otherwise exploit the vaccine candidates in the Fosun Territory. In the event of any failure of the development of a vaccine, we agreed to grant
Fosun Pharma a right of first negotiation on a separate competent vaccine for the prophylaxis of COVID-19 in the Fosun Collaboration Territory.
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
E. Genentech iNeST Collaboration
Collaboration Agreement
On September 20, 2016, we entered into a Collaboration Agreement with Genentech and F. Hoffman-La Roche
Ltd, together with all amendments thereto, collectively referred to as the Genentech Collaboration Agreement, to jointly research, develop, manufacture and commercialize certain pharmaceutical products that comprise neoepitope RNAs, or the Genentech Collaboration Products, which include our iNeST development candidates, for any use worldwide. Under the Genentech Collaboration Agreement, we and Genentech agreed to perform joint research under a research plan to further improve our technology platform for the manufacturing of
Genentech Collaboration Products. Under the terms of the Genentech Collaboration Agreement, Genentech paid us $310 million in upfront and near-term milestone payments.

Annual Report on Form 20-F for the year ended December 31, 2024

We and Genentech must use commercially reasonable efforts to jointly develop one or more Genentech
Collaboration Products in accordance with an agreed global development plan, with the costs of such development to be shared equally. We continued certain clinical studies that were initiated prior to the execution of the Genentech Collaboration Agreement at our sole expense. Genentech may access and use any data generated in these clinical studies.
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
We granted to Genentech an exclusive license under certain of our intellectual property, and our interest in any jointly-owned intellectual property developed under this agreement, to research, develop, make, sell and import any pharmaceutical products that comprise neoepitope RNA. Genentech granted to us an exclusive, non-
transferable, sublicensable licenses under certain Genentech intellectual property, our intellectual property exclusively licensed to Genentech, and their interest in any jointly-owned intellectual property developed under this agreement for the performance of our ongoing clinical studies and the exercise of our rights and obligations under the Genentech Collaboration Agreement.
Until the first marketing approval for a Genentech Collaboration Product, we have granted Genentech the first right to negotiate an exclusive license to develop, manufacture and commercialize combination therapies involving pharmaceutical products based on neoepitope RNA and pharmaceutical products based on non-
neoepitope RNA for the treatment of cancer in humans.
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

Annual Report on Form 20-F for the year ended December 31, 2024

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
F. Genmab Next-generation Immunomodulator Collaboration
On May 19, 2015, we entered into a License and Collaboration Agreement with Genmab, which was subsequently amended and supplemented by side letters,  to jointly research, develop and commercialize polypeptide-based bispecific antibodies against certain target combinations for the treatment of cancer worldwide, or the Genmab Agreement Field, using certain Genmab technology. In connection with our entry into that License and Collaboration Agreement, Genmab paid us an upfront fee of $10 million. On July 18, 2022, this agreement was amended and restated by an Amended and Restated License and Collaboration Agreement
(which, as amended, is referred to as the Genmab Agreement).
Under the Genmab Agreement, we and Genmab must use commercially reasonable efforts to research and develop clinical candidates, including our next-generation checkpoint immunomodulators, with costs split equally during the research and evaluation phase. Our joint activities in this phase were governed by a research plan, which was subject to annual review and updates, and which specifies the clinical candidates to be developed.
This research and evaluation phase expired on September 18, 2022.
We and Genmab must use commercially reasonable efforts to develop candidates selected by the joint research committee, or the LCA Products, through preclinical and clinical development. The preclinical and clinical development of the LCA Products would be performed pursuant to a development plan to be agreed upon by us and Genmab, with costs to be split equally. The joint steering committee may designate a third party as a manufacturer of an LCA Product or of any of its components.
We and Genmab must use commercially reasonable efforts to jointly commercialize all LCA Products and share equally all expenses and profits arising from such commercialization. We and Genmab, on a product-by-product basis and at least 12 months prior to the anticipated start of a pivotal clinical trial for an LCA Product, will jointly designate between the two of us a lead party responsible for establishing the distribution and marketing operations in each geographical region. Each party would be entitled to equally co-commercialize the products pursuant to a separately negotiated global commercialization agreement that the parties agree to negotiate.

Annual Report on Form 20-F for the year ended December 31, 2024

Unless otherwise agreed by the joint steering committee established under the agreement, Genmab is responsible for all regulatory actions and shall own all regulatory approvals obtained for the LCA Products.
Genmab is obligated to provides regular updates to us on regulatory activities.
Each party grants to the other party a worldwide, co-exclusive, sublicensable, royalty-free license under certain of such first party’s intellectual property, including certain patents and know-how, to perform the research under this agreement and to research, develop, make, import, use and sell LCA Products in the Genmab Agreement
Field pursuant to the terms of the Genmab Agreement. These licenses shall continue on a country-by-country and product-by-product basis for as long as development or commercialization activities are contemplated under the Genmab Agreement.
During the preclinical and clinical development phase for any LCA Product, engagement in research and development activities in the Genmab Agreement Field unilaterally by a party relating to an LCA Product or its
Back-up Candidate or any bispecific antibody which targets the same target combination for which such LCA
Product or Back-up Candidate has been developed would require the other party’s prior written consent.
Each party has the right to discontinue its participation in the further development and commercialization of an
LCA Product at two points: (i) when an IND submission package has been agreed upon by the parties and (ii)
when the draft clinical trial report from the first Phase 1/2 clinical trial becomes available. The other party may elect to continue the development and commercialization of the LCA Product or divest its interest in such LCA
Product. If the other party  elects to pursue development and commercialization of such LCA Product alone as a
Unilateral Product, at its sole cost and subject to pre-defined milestone and royalty payments and certain additional pre-defined terms. If the other party wishes to not pursue such continued development and commercialization on such pre-defined payment and additional terms, then the parties will jointly divest their interest in such LCA Product to a third party, and if such divestiture fails, the parties will cease all development and commercialization of such LCA Product.
The Genmab Agreement will remain in effect until the later of (i) the expiration of the last-to-expire royalty term for any Unilateral Product or (ii) the time when no LCA Products, Joint Combination Products or Proprietary
Combination Products are being developed or commercialized under this agreement. Either party may terminate the agreement in its entirety or on a product-by-product basis with immediate effect upon the other party’s uncured material breach or insolvency.
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
G. InstaDeep Acquisition
On January 10, 2023, we entered into a share purchase agreement, or SPA, with the shareholders of InstaDeep
Ltd., or InstaDeep, a leading global technology company in the field of AI and ML, under which we agreed to acquire 100% of the remaining shares in InstaDeep, excluding the shares already owned by us. The SPA was amended on July 31, 2023 to deal with certain matters arising after its execution.
Following the satisfaction of several customary closing conditions and regulatory approvals as defined in the
SPA, the acquisition closed on July 31, 2023.

Annual Report on Form 20-F for the year ended December 31, 2024

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
H. OncoC4 Collaboration
On March 17, 2023, we and OncoC4 entered into a License and Collaboration Agreement, or the OncoC4
Agreement, for the license, development and commercialization of ONC-392 and all other monoclonal anti-
CTLA4 antibodies owned or controlled by OncoC4 (referred to as OncoC4 Licensed Compounds) as of the execution date, including development of combinations of such antibody with other products, for use in humans or animals, or the OncoC4 Field.
OncoC4 granted us an exclusive license under ONC-392 and OncoC4’s interest in joint intellectual property to exploit OncoC4 Licensed Compounds and any pharmaceutical or biologic product containing OncoC4 Licensed
Compound (referred to as OncoC4 Licensed Products) in the OncoC4 Field in the entire world, which we refer to as the OncoC4 Territory. Furthermore, OncoC4 granted us an exclusive option that ended June 30, 2024 to license AI-061, which is a biopharmaceutical composition containing as its sole active ingredients both ONC-392 and an anti-PD-1 antibody. OncoC4 retains all rights to the anti-PD-1 antibody outside of the combination with
ONC-392.
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

Annual Report on Form 20-F for the year ended December 31, 2024

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
If our Collaboration Agreement with Fosun expires or is otherwise terminated for any reason, as between us and any international pharmaceutical group headquartered outside of China, we have granted Pfizer a right of first negotiation to expand the Pfizer Commercialization Territory to include the Fosun Territory. See “Fosun-
COVID-19 Collaboration” below for more information on the Fosun Agreement.
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
Under the Pfizer Agreement, we have granted Pfizer an exclusive, sublicensable license in the Pfizer
Collaboration Territory under certain of our intellectual property, including our patents and know-how, relating to uridine RNA, modified RNA and replicons in the Pfizer Corona Field as well as certain intellectual property in-
licensed by us from third parties, to use, research, develop, manufacture, commercialize and otherwise exploit candidates and products selected under the Pfizer Agreement. We undertake to maintain in full effect all intellectual property licenses held by us at the time we entered into the Pfizer Agreement and not to modify or amend any such license in a manner that would adversely affect any of the rights granted to Pfizer under the
Pfizer Agreement. We are obligated to notify Pfizer of any breach of our current licenses and may be obligated to

Annual Report on Form 20-F for the year ended December 31, 2024 take steps to maintain Pfizer’s access to any intellectual property licensed under such licenses. Under the Pfizer
Agreement, we are obligated to indemnify Pfizer with respect to certain patent infringement claims that Pfizer elects to control.
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

Annual Report on Form 20-F for the year ended December 31, 2024

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

Annual Report on Form 20-F for the year ended December 31, 2024

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

Annual Report on Form 20-F for the year ended December 31, 2024 only under terms authorized by the FDA. A clinical hold issued by the FDA may therefore delay either a proposed clinical study or cause suspension of an ongoing study, until all outstanding concerns have been adequately addressed and the FDA has notified the company that investigation may proceed. This could cause significant difficulties in completing planned clinical trials in a timely manner.
The FDA may impose clinical holds on a product candidate at any time before or during clinical trials due to safety concerns or non-compliance.
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

Annual Report on Form 20-F for the year ended December 31, 2024

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
During all phases of clinical development, regulatory agencies require extensive monitoring and auditing of all clinical activities, clinical data and clinical trial investigators. Annual progress reports detailing the results of the clinical trials must be submitted to the FDA. Written IND safety reports must be promptly submitted to the FDA and the investigators for serious and unexpected adverse events, any findings from other trials, tests in laboratory animals or in vitro testing that suggest a significant risk for patients, or any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must submit an IND safety report within 15 calendar days after the sponsor determines that the information qualifies for reporting. The sponsor also must notify the FDA of any unexpected fatal or life-
threatening suspected adverse reaction within seven calendar days after the sponsor’s initial receipt of the information. The FDA or the sponsor or its DSMB may suspend a clinical trial at any time on various grounds, including a finding that the patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the new drug candidate or biological product candidate has been associated with unexpected serious harm to patients.
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
Compliance with GMP Requirements
Before approving an NDA or a BLA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in full compliance with GMP requirements and adequate to assure consistent production of the product within required specifications. Among other things, the sponsor must develop methods for testing the identity, strength, quality, potency and purity of the final drug or biological product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the drug or biological product does not undergo unacceptable deterioration over its shelf life. In particular, the PHSA emphasizes the importance of manufacturing control for products like biologics whose attributes cannot be precisely defined.
Manufacturers and others involved in the manufacture and distribution of drugs and biological products must also register their establishments with the FDA and certain state agencies. Both domestic and foreign manufacturing establishments must register and provide additional information to the FDA upon their initial participation in the manufacturing process.

Annual Report on Form 20-F for the year ended December 31, 2024

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
The FDA reviews NDA and BLA applications to determine, among other things, whether the proposed product is safe and potent, and/or effective, for its intended use, and has an acceptable purity profile, and whether the product is being manufactured in accordance with GMP requirements to assure and preserve the product’s identity, safety, strength, quality, potency and purity. On the basis of the FDA’s evaluation of the application and accompanying information, including the results of the inspection of the manufacturing facilities and any FDA audits of clinical trial sites to assure compliance with GCPs, the FDA may issue an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. Under the FDCA, the FDA may approve an NDA if it determines that the product is safe and effective for its intended use, the benefits of the drug outweigh any risks, and the methods used in manufacturing the drug and the controls used to maintain the drug’s quality are adequate to preserve the drug’s identity, strength, quality and purity. Under the PHSA, the FDA may approve a BLA if it determines that the product is safe, pure and potent and the facility where the product will be manufactured meets standards designed to ensure that it continues to be safe, pure and potent. If the application is not approved, the FDA may issue a complete response letter, which will contain the conditions that must be met in order to secure final approval of the application, and when possible will outline recommended actions the sponsor might take to obtain approval of the application. If a complete response letter is issued, the sponsor may either resubmit the
NDA or BLA, addressing all of the deficiencies identified in the letter, or withdraw the application.
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

Annual Report on Form 20-F for the year ended December 31, 2024

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
In 2012, Congress enacted the Food and Drug Administration Safety and Innovation Act, or the FDASIA. This
law established a new regulatory scheme allowing for expedited review of products designated as “breakthrough therapies.” A product may be designated as a breakthrough therapy if it is intended, either alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The FDA may take certain actions with respect to breakthrough therapies, including holding additional meetings with the sponsor throughout the development process; providing timely advice to the product sponsor regarding development and approval; involving more senior staff in the review process; assigning a cross-disciplinary project lead for the review team; and taking other steps to facilitate the design of clinical trials in an efficient manner.
The FDA may designate a product for priority review if it is a product that treats a serious condition and, if approved, would provide a significant improvement in safety or effectiveness. The FDA determines, on a case-
by-case basis, whether the proposed product represents a significant improvement when compared with other available therapies. Significant improvement may be illustrated by evidence of increased effectiveness in the

Annual Report on Form 20-F for the year ended December 31, 2024 treatment of a condition, elimination or substantial reduction of a treatment-limiting product reaction, documented enhancement of patient compliance that may lead to improvement in serious outcomes and evidence of safety and effectiveness in a new subpopulation. A priority designation is intended to direct overall attention and resources to the evaluation of such applications, and to shorten the FDA’s goal for taking action on a marketing application to six months (compared to 10 months under standard review).
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
The accelerated approval pathway is usually contingent on a sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the product’s clinical benefit. As a result, a product candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or to confirm a clinical benefit during post-
marketing studies, may lead the FDA to withdraw the product from the market under expedited withdrawal procedures applicable to products approved under accelerated approval. All promotional materials for product candidates approved under accelerated regulations are subject to prior review by the FDA.
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

Annual Report on Form 20-F for the year ended December 31, 2024

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
Post-Approval Regulation
If regulatory approval for marketing of a product or for a new indication for an existing product is obtained, the sponsor will be required to comply with rigorous and extensive post-approval regulatory requirements as well as any post-approval requirements that the FDA has imposed on the particular product as part of the approval process. The sponsor will be required, among other things, to report certain adverse reactions and manufacturing problems, or certain other events to the FDA, provide updated safety and efficacy information and comply with requirements concerning advertising and promotional labeling. Manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including GMP regulations, which impose certain procedural and documentation requirements upon manufacturers. Accordingly, the BLA holder and its third-party manufacturers must continue to expend time, money and effort in the areas of production and quality control to maintain compliance with GMP regulations and other regulatory requirements. In addition, changes to the manufacturing process or facility generally require prior FDA approval before being implemented, and other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.
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

Annual Report on Form 20-F for the year ended December 31, 2024

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
•adverse publicity, including FDA statements regarding the safety of products;
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
Pediatric Studies and Exclusivity

Annual Report on Form 20-F for the year ended December 31, 2024

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

Annual Report on Form 20-F for the year ended December 31, 2024

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
Pursuant to transitional provisions under Regulation (EU) No 536/2014, trials for which a request for approval was submitted prior to January 31, 2022 could continue under the national implementations of the Directives until January 31, 2025. In addition, until January 30, 2023, clinical trial sponsors could use CTIS to apply to run a clinical trial under the Regulation or could choose to apply to run a trial under the Clinical Trials Directive.
However, since January 31, 2023, clinical trial sponsors have needed to use CTIS as the single-entry point to apply to start a new clinical trial in the EU/EEA and such trials must be run under the Regulation. By January 31,
2025, any ongoing trials approved under the Clinical Trial Directive will fall under the Regulation and information about them must be transferred to CTIS.
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

Annual Report on Form 20-F for the year ended December 31, 2024

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

Annual Report on Form 20-F for the year ended December 31, 2024

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
•the medicinal product in question may be supplied on medical prescription only and may in certain cases be administered only under strict medical supervision, possibly in a hospital, and in the case of a radio-
pharmaceutical, by an authorized person; and
•the package leaflet and any medical information must draw the attention of the medical practitioner to the fact that the particulars available concerning the medicinal product in question are as yet inadequate in certain specified respects.
A marketing authorization under exceptional circumstances is subject to annual review to reassess the risk-
benefit balance in an annual re-assessment procedure. Continuation of the authorization is linked to the annual reassessment and a negative assessment could potentially result in the marketing authorization being suspended or revoked. The renewal of the marketing authorization of a medicinal product under exceptional circumstances follows the same rules as a “normal” marketing authorization. After five years, the marketing authorization will then be renewed under exceptional circumstances for an unlimited period, unless the EMA decides, on justified grounds, to proceed with one additional five-year renewal.
The European Commission may also grant a so-called “conditional marketing authorization” prior to obtaining the comprehensive clinical data required for an application for a full marketing authorization. Such conditional

Annual Report on Form 20-F for the year ended December 31, 2024

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
During the COVID-19 pandemic, the EMA  followed a  “rolling review” process for COVID-19 vaccines, which is an ad hoc procedure by which data is assessed as it becomes available with the aim of granting a conditional marketing authorization.
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
Emergency Use Distribution
The European Union medicines rules, as implemented into the national laws of the EU member states, permit national authorities to authorize temporarily the distribution of an unapproved medicinal product in certain emergency situations, including suspected or confirmed spread of pathogenic agents. Such an emergency use distribution, or EUD (sometimes referred to as a “temporary exemption,” i.e., a temporary exemption from the requirement to obtain a marketing authorization), would apply for the duration of the emergency only and would be limited to the member state in which it has been issued. When considering whether to grant an EUD, the relevant member state decides, which data it requires for the grant of the EUD. COVID-19 vaccines to date have followed the centralized procedure, which was previously combined with a rolling review of data with a view to granting conditional marketing authorizations.
Regulatory Requirements after Marketing Authorization

Annual Report on Form 20-F for the year ended December 31, 2024

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

Annual Report on Form 20-F for the year ended December 31, 2024

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
C. Coverage, Pricing and Reimbursement

Annual Report on Form 20-F for the year ended December 31, 2024

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
In order to secure coverage and reimbursement for any product that might be approved for sale, a company may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-
effectiveness of the product, and the cost of these studies would be in addition to the costs required to obtain
FDA or other comparable marketing approvals. Even after pharmacoeconomic studies are conducted, product candidates may not be considered medically necessary or cost effective. A decision by a third-party payor not to cover any product candidates we may develop could reduce physician utilization of such product candidates once approved and have a material adverse effect on our sales, results of operations and financial condition.
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
In the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed. Some countries may

Annual Report on Form 20-F for the year ended December 31, 2024 require the completion of additional studies that compare the cost effectiveness of a particular product candidate to currently available therapies (so called health technology assessments) in order to obtain reimbursement or pricing approval. The European Union recently adopted Regulation (EU) 2021/2282 on health technology assessment, which provides a framework for member states to cooperate on health technology assessments at the EU level. The Regulation is directly applicable in all EU member states which is in a phased period of applicability since January 12, 2025, although pricing will still be determined nationally. Moreover, at the national level, European Union member states may restrict the range of products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. Member states may approve a specific price for a product or may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other member states allow companies to fix their own prices for products, but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. Recently, many countries in the European Union have increased the amount of discounts required on pharmaceuticals and these efforts could continue as countries attempt to manage healthcare expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the European Union. The downward pressure on health care costs in general, particularly prescription products, has become intense. As a result, increasingly high barriers are being erected to the entry of new products in the marketplace. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various European Union member states and parallel trade (arbitrage between low-priced and high-priced member states) can further reduce prices. Special pricing and reimbursement rules may apply to orphan drugs. Inclusion of orphan drugs in reimbursement systems tend to focus on the medical usefulness, need, quality and economic benefits to patients and the healthcare system as for any product. Acceptance of any medicinal product for reimbursement may come with cost, use and often volume restrictions, which again can vary by country. In addition, results-based rules of reimbursement may apply. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products, if approved in those countries.
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
D. United Kingdom
On June 23, 2016, in a national referendum, a majority of the electorate voted in favor of the United Kingdom leaving the European Union (commonly referred to as “Brexit”). On March 29, 2017, the United Kingdom
Government formally notified the European Union of its intention to withdraw from the Union pursuant to Article
50 of the Treaty on the European Union. The United Kingdom formally left the European Union on January 31,
2020, with all applicable EU law, including the regulation of medicinal products, applying to and in the United
Kingdom for a transitional period, which has now expired. The United Kingdom and the European Union have reached agreement on the terms of their future relationship in the Trade and Cooperation Agreement, or the
TCA, which formally entered into force on May 1, 2021. While the TCA governs tariff and quota free trade between the United Kingdom and the European Union markets, it does not provide for regulatory alignment. The regulatory framework for medicinal products in the United Kingdom is predominantly derived from European
Union law. The UK currently offers different routes to obtain a marketing authorization: (a) a national application route with a 150-day assessment timeline, excluding clock stops or (b) an international recognition route by which a company relies on a positive CHMP opinion or an approval granted by another reference regulator, including the FDA and the Japanese PDMA. The international recognition procedure takes 60 days with no clock stops for simpler applications that were approved by the reference regulator within the past two years and 110 days with the possibility of a clock stop for all other eligible applications.
Domestic United Kingdom law provided that all existing European Union law in force on December 31, 2020 was retained in UK national law, subject to certain revisions that became necessary as a result of Brexit.

Annual Report on Form 20-F for the year ended December 31, 2024

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
Under the terms of the Northern Ireland Protocol to the Withdrawal Agreement, European Union law governing medicinal products continued to apply to and in Northern Ireland resulting in the potential for separate marketing authorizations in Great Britain and Northern Ireland. In March 2023, the Northern Ireland Protocol was adjusted by the Windsor Framework, which is another post-Brexit agreement between the EU and the UK. The Windsor
Framework aims to make it easier to move certain goods, including medicines, from Great Britain to Northern
Ireland. Beginning January 1, 2025, medicines for supply in the UK are now authorized UK-wide by the
Medicines and Healthcare products Regulatory Agency (MHRA) only and companies can no longer apply for, or maintain, separate licenses for Great Britain and Northern Ireland to market new medicines. Other key changes introduced by the Windsor Framework include removing the requirements of the EU Falsified Medicines
Directive (FMD) from products intended for Northern Ireland and a requirement that all medicines placed on the
UK market be labeled “UK Only.”
E. Greater China
Mainland China
Similar to the United States and the European Union, Mainland China has rules governing the approval for development and commercialization of drugs, including specialized rules for vaccines. China’s drug law and regulations require that the National Medical Products Administration’s, or NMPA’s, Center for Drug Evaluation,
or CDE, approve a clinical trial application prior to initiating a study to support the safety and effectiveness of a drug, including a therapeutic or preventive biologic (i.e., a vaccine). This clinical trial application generally takes approximately 60 business days but may be expedited in the case of innovative drugs studied at certain approved sites in China.
Once approved, vaccine clinical trials must be conducted at sites that are qualified disease prevention and control, or CDC, institutions and grade III hospitals, and the implementation of the trial must be in accordance with China’s general drug and specialized vaccine good clinical practice regulations and related guidelines.
Other drug trials must be conducted at designated hospital sites in accordance with China’s general drug good clinical practice rules. Furthermore, prior to the commencement of the clinical trial in China each site’s ethics committee must approve the trial, and the National Health Commission must approve the use of human samples containing genetic material and related genetic data. The human genetic resources, or HGR, approval requires a joint approval or record-filing application by the Chinese and foreign parties, setting forth the parties that will handle data and samples, the type and amount of samples that will be utilized during the study, the tests/
analysis run, and the plans for storage or destruction, and potentially the intellectual property sharing arrangement among the parties, among other items. If the research is exploratory (i.e., not tied to a program designed to obtain registration in China), patentable IP arising from the use of the HGR samples and data must be jointly owned by the Chinese and foreign parties. Once approved, the HGR approval/filing may require updates and amendments and additional procedures to transfer data to foreign parties that are not on the approval. A final report is due at the end of the study.
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

Annual Report on Form 20-F for the year ended December 31, 2024 produced drugs must be produced at a facility that also obtains a drug manufacturing license based, in part, on a pre-marketing good manufacturing practice inspection.
At both the clinical trial and MA stages, applicants for imported drugs must list a regulatory agent on the application. The agent must be an entity in China. The imported drug MA holder must also make a filing to a provincial level government appointing a responsible person, which is an entity that assists the marketing authorization holder, or MAH, with fulfilling its post-market drug regulatory obligations in China. The responsible person of the MAH is jointly liable with the MAH for these drug regulatory obligations.
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
As is the case with all drugs, once on the market, MAHs will also have post-market obligations, including fulfillment of post-marketing commitments. In the case of vaccines, MAHs must pay compensation for injuries caused adverse events following inoculation, or AEFIs, if the vaccine is not one required as part of the National
Inoculation Program. The government bears the cost of NIP vaccines and related AEFIs. All drug MAHs are subject to other post-market obligations for drug marketing authorization holders, including recalls, annual reporting, and inspections. All drug MAs must be renewed every five years, and supplemental applications, notifications, or reports may need to be submitted for major, moderate and minor changes, respectively, to the original registration (e.g., significant manufacturing changes).
Advertisements of prescription drugs, including vaccines, must be pre-approved and may only be placed in approved medical journals. Other forms of “academic promotion” may be performed by medical representatives who are authorized in writing by MAHs (or their agents) and their information filed on government designated websites. Currently, medical representatives are permitted to provide information about the drug to health care professionals (in accordance with certain procedural rules) and collect feedback as to drug safety, although a proposed revision to this rule may further restrict the activities of the medical representatives.
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

Annual Report on Form 20-F for the year ended December 31, 2024

In Africa, there is limited harmonization of the regulation of drug and biological products across the continent, and the functionality and regulatory capacity of national medicines regulatory authorities varies between jurisdictions. For example, many regulators lack the technical expertise to independently assess marketing authorization applications and instead have adopted “reliance” procedures, whereby authorization by a foreign stringent regulatory authority or registration as a WHO pre-qualified product may be a condition for approval. The
African Union (“AU”) has issued several harmonization initiatives for medicines, including adopting the AU Model
Law on Medical Products Regulation in 2016 and establishing the African Medicines Agency, or AMA, in 2019.
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

Annual Report on Form 20-F for the year ended December 31, 2024

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
•the U.K. Bribery Act 2010; and
•analogous laws and regulations in U.S. states and other jurisdictions, such as U.S. state anti-kickback and false claims laws, which may apply to healthcare items or services that are reimbursed by non-
governmental third-party payors, including private insurers.
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

Annual Report on Form 20-F for the year ended December 31, 2024 additional downward pressure on the price that we, or any collaborators, may receive for any approved products.
The incoming new United States presidential administration may seek to pursue different or additional approaches to drug pricing and reimbursement or could seek additional legislation affecting drug pricing, either of which could affect future profitability.
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

Annual Report on Form 20-F for the year ended December 31, 2024

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
L. Regulation of Artificial Intelligence Systems and Models
Government authorities in the United States at the federal, state and local levels have been actively engaged in advancing policy frameworks, guidance documents, discussion papers, standards, and proposed legislation regarding the development and use of AI by life sciences companies and, where applicable, applying existing regulatory frameworks (e.g., FDA regulations) to particular uses of AI. Likewise, the EU and other countries and jurisdictions extensively regulate (or intend to extensively regulate) the development and use of AI systems and models. The processes for monitoring emerging regulatory frameworks, evaluating how current and emerging requirements for AI apply to our business, along with subsequent compliance with applicable requirements and best practices, require the expenditure of substantial time and financial resources.
A biotech company could use AI in a number of different contexts. For example, it may use AI in the medicines lifecycle for drug discovery, for non-clinical research and development, for data analysis in clinical trials and analysis of real world data, for precision medicine (e.g., clinical decision support), for supporting clinical trial design or assessing patient eligibility for clinical trials, for drafting medicinal product information documents, in the manufacturing of medicinal products and in machinery, or to assist with post-authorization safety monitoring, among other potential uses. If the AI is intended to perform a regulated activity (such as related to drug manufacturing, release testing, or producing clinical/diagnostic outputs) or otherwise be used in operations that are the subject of scrutiny by health authorities, the use of AI could trigger health authority oversight and, in some cases, application of existing laws and regulations relevant to healthcare, pharmaceuticals, and/or medical devices or sector-agnostic AI laws and regulations.
Outside the drug development and commercialization context, a biotech company may use AI for other operational reasons. For example, a company may have plans to use automated personnel recruitment tools, deploy facial recognition technology to ensure security of its services, use customer service chatbots, or allow its employees to use generative AI or general-purpose AI tools to increase the efficiencies of administrative tasks.
A company will need to identify how it uses AI in its business operations, and identify the relevant applicable regulatory regime that applies to ensure compliance. Failure to adhere to (or remain up to date with evolving)
regulatory requirements may lead to compliance actions, penalties and other risks.
United States

Annual Report on Form 20-F for the year ended December 31, 2024

In the United States, Congress, the White House, various federal agencies, and states have advanced proposed
AI legislation, policy frameworks, guidance documents, whitepapers, and governing principles to address the use of AI, including when used in healthcare and life sciences. Of particular relevance to biotech companies, the FDA has been adapting and applying existing regulatory frameworks to account for AI and has issued guidance, discussion papers, and frameworks outlining FDA’s approach to regulation and oversight of health-related uses of AI. To date, FDA has not issued a new regulatory framework specific to AI; rather, it has been applying its existing regulations for drug and biologic discovery, development, clinical testing and manufacturing to companies utilizing AI in these processes, such that companies seeking to incorporate AI into processes that are subject to FDA oversight need to demonstrate compliance with the existing regulations for drug and biologic sponsors. In this context, FDA issued two discussion papers on the use of AI in drug manufacturing (March
2023) and the development of drug and biological products (May 2023), and hosted a related public workshop in
August 2024. Following feedback on the discussion papers and the workshop, in January 2025, FDA issued its first draft guidance document regarding uses of AI in drug development and other parts of the drug lifecycle, entitled “Considerations for the Use of Artificial Intelligence to Support Regulatory Decision-Making for Drug and
Biological Products.” AI to support regulatory decision-making, within the scope of the draft guidance, includes AI intended to support regulatory determinations made by FDA (e.g., with respect to safety or effectiveness of a drug in a New Drug Application) and to support actions taken by sponsors in conformance with FDA’s regulatory authority (e.g., current good manufacturing practices, post-marketing requirements, and INDs). The draft guidance proposes a seven-step risk-based framework for assessing the risk and credibility of AI models intended to support regulatory decision-making to determine whether the AI model is adequate for a specific use, and describes the associated documentation FDA may expect to review in an application or during an inspection.
FDA also actively regulates some health-related AI as “software as a medical device,” or SaMD, under FDA’s existing medical device frameworks and has issued guidance describing specific regulatory considerations that may apply to AI-based SaMD. Most recently, FDA issued draft guidance in January 2025 on lifecycle management and marketing submission recommendations for AI-enabled device software functions, and hosted its inaugural Digital Health Advisory Committee meeting in November 2024 to discuss total product lifecycle considerations for generative AI-enabled devices.
Additionally, at the executive level, the Trump Administration revoked a Biden Administration Executive Order on the Safe, Secure, and Trustworthy Development of Artificial Intelligence that Order contained a number of directives that would have impacted the life sciences sector, including directives to HHS to establish an AI “Task
Force” responsible for issuing guidance on a number of AI topics (such as long-term safety and real-world performance monitoring, predictive and generative AI, equity principles, and privacy and security standards), develop a strategy for regulating the use of AI in drug development processes, develop an “AI assurance policy”
to evaluate the performance of AI-enabled healthcare tools, and establish a common framework for capturing clinical errors resulting from AI deployed in healthcare settings. The Trump Administration issued a new
Executive Order in January 2025 on Removing Barriers to American Leadership in Artificial Intelligence that established a policy of “global AI dominance” and directed entities to suspend, revise, or rescind any actions taken under the Biden Administration Executive Order that are inconsistent with this policy.
Members of Congress also have introduced a number of bills on AI regulation and frameworks for regulating AI.
For example, the Bipartisan House AI Task Force released an AI report in December 2024 and the Bipartisan
Senate AI Working Group released a roadmap for AI policy in May 2024, both of which included sections on policy recommendations for AI in health care. Senator Bill Cassidy (R-LA), who now chairs the Senate Health,
Education, Labor, and Pensions Committee, also released a whitepaper on the “Framework for the Future of AI”
in September 2023 that disfavored a “one-size-fits-all” approach to AI regulation and instead called for a flexible approach that takes into account the context of use and leverages existing frameworks.
U.S. state legislatures also have actively pursued AI legislation. For example, the Colorado AI Act imposes requirements for developers and deployers of certain high-risk AI systems, and other laws will require notice or disclosures for certain uses of generative AI or other AI systems. In addition to proposed and passed legislation, regulators have sought to apply existing legal authorities to AI systems, including in the life sciences sector. For example, the California Attorney General issued a legal advisory providing guidance to healthcare providers, vendors, investors, and other healthcare entities that develop, sell, and use AI systems and similar technologies.

Annual Report on Form 20-F for the year ended December 31, 2024

The advisory advised entities on their obligations under existing California law and described certain health-
related uses of AI or marketing practices that might be unlawful.
We continue to monitor developments in the regulation of AI in drug and biologic development and commercialization, or for more general business practices, and to assess the applicability of these evolving frameworks and policies as well as existing legal frameworks that apply to our uses of AI. If we fail to meet regulator expectations or comply with applicable requirements, that could impact our ability to utilize AI-related processes or information in our development of product candidates or could subject us to delays, penalties or other risks.
European Union
The EU Artificial Intelligence Act, or the EU AI Act, entered into force on August 1, 2024. It establishes rules governing certain AI systems and general-purpose AI models that apply across the EU. It applies to various actors along the AI value chain, including “providers” and “deployers” of AI systems classified as “high-risk,”
“providers” of general-purpose AI models, and “providers” of general-purpose AI models with “systemic risk.” It also prohibits certain AI practices and imposes transparency requirements in relation to certain AI systems and general-purpose AI models.
The EU AI Act sets out a transition period of two years (by August 2026) for most provisions, with the following exceptions: (i) the provisions relating to prohibited AI practices and AI literacy apply after six months (by
February 2025); (ii) the provisions relating to general-purpose AI models and the AI Act’s governance framework apply after one year (by August 2025); and (iii) the provisions relating to high-risk AI systems that are used as safety components of products or are themselves products regulated by certain EU harmonization legislation
(e.g., machinery, medical devices) requiring third-party conformity assessments apply after three years (by
August 2027).
The EU AI Act applies to providers, located in or outside the EU, that place on the market or put into service AI systems in the EU, or that place on the market general-purpose AI models in the EU. It also applies to deployers of AI systems located or established in the EU, and to providers or deployers located or established outside the
EU where the output of the system is used in the EU. Whether a biotech company incurs obligations under the
EU AI Act depends on whether it develops, offers, or uses any AI systems or general-purpose AI models;
whether it qualifies as a “provider,” “deployer,” or other regulated actor; and the jurisdiction where the system is put into service, where the system or model is placed on the market, or where the output of a system is used.
Providers and deployers of “high-risk AI systems” will need to comply with numerous obligations that apply to such systems. The obligations for providers and deployers differ, with the majority of obligations falling to providers. The EU AI Act also contemplates circumstances where a deployer or other third-party must assume the obligations of the provider, e.g., where the third-party makes a substantial modification to a high-risk AI system that has already been placed on the market or put into service, but where the modified system remains high risk. The EU AI Act sets out an exhaustive list of “high-risk AI systems” in Annexes I and III. The categories of such systems that might be relevant to offerings of biotech companies include products that require a notified body conformity assessment under the EU Medical Devices Regulation 2017/745 or EU In Vitro Diagnostic
Medical Devices Regulation 2017/746.
The EU AI Act imposes a separate set of obligations on providers of “general-purpose AI models” and an additional set of obligations on providers of “general-purpose AI models with systemic risk.” The European
Commission will designate general-purpose AI models that have “high-impact capabilities” as models with
“systemic risk.” Providers of general-purpose AI models—with or without “systemic risk”— must comply with certain obligations, including to draw up technical documentation about the general-purpose AI model, implement a copyright policy to comply with EU copyright laws, and make available a summary of the content used to train the model. Additional obligations apply to providers of general-purpose AI models with systemic risk, including, for example, to perform model evaluation (such as adversarial testing) and to report serious incidents to the European Commission’s AI Office. Whether these obligations apply to a biotech company will depend on whether it develops any general-purpose AI models (or have them developed on its behalf) and places them on the market in the EU. If so, it will need to comply with the obligations that apply to all general-

Annual Report on Form 20-F for the year ended December 31, 2024 purpose AI models and assess whether any of these models could qualify as general-purpose AI models with systemic risk, which would require it to comply with additional obligations.
Of particular relevance to the biotech industry, the EMA has published a reflection paper on the use of AI
(September 2024), which is aimed at biopharmaceutical companies intending to use AI in the lifecycle of their medicines, including for drug discovery, design, and development. It also covers the use of medical devices with
AI/machine-learning (ML) technology that are used to generate data or other evidence to support an EU marketing authorization for a medicine (i.e., used within the context of clinical trials or combined with the use of a medicine). The EMA’s view of “high patient risk” or “high regulatory impact” that AI can have differs from the classifications used in the EU AI Act. This requires biotech companies to assess whether the use of AI could affect patient safety (“high patient risk”) or impact regulatory decision-making (“high regulatory impact”) for the purpose of the EU medicines rules. This means that potentially, non-high-risk AI under the EU AI Act could still be relevant to the EMA if it impacts patient safety or evidence generation for a medicine subject to regulatory approval. The EMA guidance puts the onus on marketing authorization applicants/marketing authorization holders to ensure AI used during the medicines lifecycle is compliant with the medicines rules. If a biotech company intends to use AI in the context of its medicines it will need to carry out a regulatory impact and risk analysis and potentially discuss use cases with the EMA, including when there is no clearly written guidance available.
Failure to adhere to (or remain up to date with evolving) EU regulatory requirements may lead to delays, compliance risks, and penalties.
Rest of World
Outside the United States and EU, the requirements governing the use and deployment of AI may vary from country to country, though health regulators have taken some steps toward international harmonization on AI best practices. For example, FDA, UK MHRA, and Health Canada have issued joint guiding principles on topics such as good machine learning practices and transparency for ML-enabled devices. A company will need to identify how it uses AI in its business operations, and identify the relevant applicable regulatory regime that applies to ensure compliance. Failure to adhere to (or remain up to date with evolving) regulatory requirements may lead to delays, compliance risks, and penalties.
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
Regardless, we cannot be certain that any of the patent filings or other intellectual property rights that we have pursued or obtained will provide protection for any products as commercialized. The original version of our
Comirnaty COVID-19 vaccine product, our Omicron XBB.1.5-adapted monovalent COVID-19 vaccine, our bivalent version (Original and Omicron BA.4/BA.5), and our Omicron KP.2-adapted monovalent vaccine have been approved by the FDA in the United States for individuals 12 and older. In addition, both the original version of our Comirnaty COVID-19 vaccine product, our Omicron XBB.1.5-adapted monovalent COVID-19 vaccine, our bivalent vaccine, and our Omicron KP.2-adapted monovalent vaccine were also authorized by the FDA in the
United States under EUA for individuals 6 months to <12 years old. As further variants of SARS-CoV-2 arise, and

Annual Report on Form 20-F for the year ended December 31, 2024 its impact and characteristics evolve, the composition, manufacture, and use (including, e.g., dosage regimen) of our COVID-19 vaccine products may be adjusted or modified and our filings may not protect them. Our other product candidates are currently in clinical testing, with no certainty that they will be successful, or that significant modification or adjustment may not be required for successful commercialization.
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
Report.
As of January 1, 2025, our overall owned and in-licensed patent portfolio included more than 480 patent families, each of which includes at least one filing in the United States or Europe, and several of which are pending or granted in multiple jurisdictions. The patent families include at least 405 patent families that are solely or jointly owned by BioNTech, including certain families acquired through our acquisitions and others that we have licensed from a third party.
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

Annual Report on Form 20-F for the year ended December 31, 2024

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
mRNA Formulations
Our patent portfolio includes patent filings directed to various formulations for mRNA delivery, some of which are utilized with current development candidates. For example, our portfolio includes patent filings directed to lipoplex formulations and preparations thereof or collectively, the mRNA Lipoplex Filings. Issued mRNA Lipoplex
Filing(s) has/have, and pending existing mRNA Lipoplex Filings, if issued, would have, 20-year terms that extend into the mid to late-2030s or early 2040s. Such mRNA Lipoplex Filings are solely owned by BioNTech or jointly owned by BioNTech and TRON.
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
mRNA Manufacturing
As discussed below, we utilize trade secret protection for many aspects of our mRNA manufacturing technologies, including as currently utilized for production of certain of our development candidates. In addition, our patent portfolio includes certain patent filings relevant to mRNA manufacturing, or collectively, the mRNA
Manufacturing Filings, which we believe may provide commercial value to protect product candidates and/or support collaborations or other licensing arrangements. For example, our mRNA Manufacturing Filings include
U.S. and other patent filings relating to certain aspects of mRNA purification and production. These mRNA
Manufacturing Filings are either solely owned by BioNTech, or jointly owned by BioNTech and TRON and, if

Annual Report on Form 20-F for the year ended December 31, 2024 issued, would have 20-year terms that would extend into the mid- 2030s to early 2040s; there are patents granted in certain foreign jurisdictions including EP, but no U.S. patent was yet issued.
mRNA Commercial Products and Product Candidates
Our COVID-19 vaccine. Our COVID-19 vaccine (BNT162b2), marketed as Comirnaty, is our most advanced
mRNA product. It is currently sold in monovalent format (one mRNA) based on Omicron variants XBB.1.5, JN.1 and KP.2. The Omicron KP.2-adapted monovalent COVID-19 vaccine has received full FDA approval for individuals 12 years and older and EUA for individuals 6 months to 12 years old. Our monovalent XBB.1.5, JN.1-
and/or KP.2- adapted COVID-19 vaccines have received full and/or conditional marketing approval in various other jurisdictions. In Europe, all three versions (XBB.1.5, JN.1- and KP.2-adapted monovalent vaccines) have received marketing authorization for individuals 6 months and older. Additional COVID-19 vaccine candidates, as well as various dosing regimens and use in patient populations with certain medical conditions are being tested in clinical trials.
Comirnaty and Other COVID-19 Vaccine mRNA Product Candidates
Both our current and previously-marketed monovalent and bivalent COVID-19 vaccines utilize modified-
nucleoside mRNA formulated in lipid nanoparticles and which encode an optimized SARS-CoV-2 full-length spike protein antigen.
Our platform patent filings relevant to our COVID-19 vaccines, collectively, the “BNT162b2 Platform Filings”, include certain mRNA Structure Filings relating to features for increasing translation efficiency and/or stability of
mRNA constructs (e.g., certain 3’ UTR structures containing a specific sequence element, interrupted polyA tails, and certain 5’ cap/cap proximal sequence combinations), including filings that are jointly owned by BioNTech and
TRON; also relevant are certain mRNA Manufacturing Filings. Issued BNT162b2 Platform Filings have, and pending BNT162b2 Platform Filings, if issued, would have 20-year terms extending into the late-2020s to the early-2040s. We also have undertaken various patent filings specifically related to the BNT162b2 structure
(including as may be tailored based on particular SARS-CoV-2 variants), composition, formulation, packaging, use and/or manufacture, collectively the BNT162b2 Filings, including filings that have arisen through collaboration with third parties such as Pfizer. Such filings relevant to our COVID-19 vaccines, if issued, would have 20-year terms that would extend into early 2040s.
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
Additionally, we have obtained third-party licenses to technologies relating to certain lipids and/or lipid nanoparticles and formulations used in BNT162b2, including a non-exclusive license from Acuitas granting use rights relevant to proprietary lipid nanoparticles and formulations used in BNT162b2.
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

Annual Report on Form 20-F for the year ended December 31, 2024

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
Our patent portfolio further includes U.S. and other filings directed to the process of identifying neoantigens in patient samples and/or predicting those that will be immunoreactive in an iNeST immunotherapy product, or collectively, the Neoantigen Filings. Certain issued Neoantigen Filings have, and certain pending Neoantigen
Filings, if issued, would have 20-year terms that extend into the 2030s. Many of the Neoantigen Filings are solely owned by BioNTech, or jointly owned by BioNTech and TRON; our acquisition of Neon added various
Neoantigen Filings, including both BioNTech U.S.-owned and in-licensed filings. BioNTech and TRON jointly own issued EP patent number 2714071, whose claims recite steps relating to neoantigen selection, that were

Annual Report on Form 20-F for the year ended December 31, 2024 unsuccessfully opposed by multiple third parties. Said third parties have unsuccessfully appealed the decision to reject such opposition and the patent was maintained as granted. In addition, related EP patent number 3473267 with claims reciting steps relating to neoantigen selection for an RNA vaccine encoding a recombinant polyepitopic polypeptide was unsuccessfully opposed by a single third party. Said third party has instigated appeal proceedings against this decision. Related EP patent number 3892295 from the same patent family with claims reciting steps relating to neoantigen selection for an RNA vaccine encoding a recombinant polyepitopic polypeptide is being opposed by a third party; claims in  related U.S. cases are granted. If we are unsuccessful in these opposition/appeal proceedings, the patent claims for our iNeST product candidates may be narrowed, or a patent may not issue at all. See “Risk Factors—Risks Related to our Intellectual Property” in this Annual
Report.
We are currently studying our iNeST product candidates for the treatment of metastatic melanoma, and adjuvant pancreatic and bladder cancers in Phase 2 clinical trials. Certain iNeST mRNA Platform Filings and Neoantigen
Filings cover treatment of each of these indications. However, we do not currently have any claims in our owned or in-licensed issued patents that are directed to use of iNeST product candidates in the indications of these clinical trials.
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
Infectious Diseases beyond COVID-19
As is discussed elsewhere, we have collaborated with third parties, including Pfizer and UPenn, to develop infectious disease mRNA vaccine candidates, some of which are currently in clinical trials at different phases, including mRNA vaccines against influenza (Phase 3) and HSV (Phase 1). We are also developing our own
mRNA vaccines against malaria, which has recently entered Phase 1 clinical trial.
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
2. Cell Therapy
Engineered Cell Therapy
Our engineered cell therapy product class features use of chimeric antigen receptor, or CAR-, T cell or individualized T-cell receptors for oncology therapy. Our patent filings relevant to these platforms and product candidates, or the CAR-T/TCR Filings, are generally co-owned by BioNTech SE, BioNTech US, and TRON. For example, the CAR-T/TCR Filings include patent filings directed to various CAR-T formats and methods of enhancing CAR-T cells by nucleic acid vaccination, as well as patent filings directed to compositions of matter comprising individualized T-cell receptors, for example. The CAR-T/TCR Patent Filings, if issued, would have patent terms that would extend into the mid-2030s to early 2040s.

Annual Report on Form 20-F for the year ended December 31, 2024

Certain CAR-T programs involve CAR-T-cell product candidates that target different members of the claudin family. Our patent portfolio includes certain patent filings specifically relevant to our claudin-specific CAR-T-cell product candidates and are jointly owned by BioNTech SE and TRON, or the Claudin-Specific CAR-T Cell
Filings. The issued Claudin-Specific CAR-T-cell filings have, and the pending Claudin-Specific CAR-T-cell filings, if issued, would have, 20-year terms extending into the mid-2030s. The terms of our co-ownership of such patent filings with TRON are summarized below in “—C. In-Licensing.”
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
3. Antibodies
Our antibodies product class features bispecific checkpoint immunomodulators for oncology therapy, which are developed through collaboration with Genmab. Our development candidates include bispecific antibodies that are designed to activate 4-1BB upon simultaneous binding to CD-40 or EpCAM. Our patent portfolio includes certain patent filings relevant to such bispecific antibodies, or the Bispecific Checkpoint Modulator Filings, co-
owned by us and Genmab. Such Bispecific Checkpoint Modulator Filings, if issued, would have 20-year terms that would extend into the late 2030s.
Our collaboration with Genmab also includes development of monospecific antibody candidates to address malignant solid tumors. For example, BNT313 is a CD27 antibody based on Genmab’s proprietary HexaBody technology platform, specifically engineered to form an antibody hexamer (a formation of six antibodies) upon binding its target on the cell membrane of the T cells. We have also undertaken and continue to undertake filings specific to particular product candidates.
We own patent assets acquired from MabVax Therapeutics Holding, Inc., or the MabVax Filings, that relate to various antibodies, including certain antibodies targeting sialyl Lewis A and ganglioside GD2, as well as nucleic acid encoding them. Issued MabVax Filings have, and the pending MabVax Filings, if issued, would have, 20-
year terms that extend into the mid-2030s.
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
We have pursued a strategy of identifying and in-licensing third-party patents that we believe are complementary to or otherwise interact synergistically with our own intellectual property portfolio. In addition to the agreements described in the section “—B.X. Third-Party Collaborations” above, we have entered into material intellectual

Annual Report on Form 20-F for the year ended December 31, 2024 property licensing or option arrangements with Acuitas, Louisiana State University, MRT-CellScript, the NIH, and
TRON.
The key terms of these arrangements are summarized below.
Acuitas License Agreement
In April 2020, we entered into a Non-Exclusive License Agreement with Acuitas, or the Acuitas License
Agreement. Under the Acuitas License Agreement, Acuitas grants us a non-exclusive worldwide license, with the right to sublicense (subject to certain conditions) under Acuitas’ LNP technology to develop, manufacture and commercialize licensed products directed to the SARS-CoV-2 surface glycoprotein. We have the option to convert the non-exclusive licenses to exclusive licenses subject to certain additional financial obligations.
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
Alternatively, instead of exercising our right to terminate in the event of Acuitas’ material breach, we may elect to instead continue the license but reduce our milestone and royalty payment obligations to Acuitas by a certain percentage. In the event of termination of the Acuitas License Agreement by us for convenience or by Acuitas for our material breach, the licenses granted under such agreement will terminate, except that we will have the right to sell off any remaining inventories of licensed products for a certain period of time.
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

Annual Report on Form 20-F for the year ended December 31, 2024

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
NIH License Agreement
On May 27, 2020, we and the HHS, as represented by the National Institute of Allergy and Infectious Diseases,
or NIAID, of the NIH, entered into a patent license agreement to facilitate the development of a vaccine against
COVID-19, or, as amended and restated on December 20, 2024, the NIH License Agreement. Pursuant to the
NIH License Agreement, our royalty obligation on Net Sales (as defined in the NIH License Agreement) of
Licensed Products (as defined in the NIH License Agreement, and which includes our and Pfizer’s COVID-19 vaccine) is an amount of up to a low single-digit percentage of Net Sales of Licensed Products. The NIH License
Agreement also provides a framework for a license for use in Combination Products (as defined in the NIH
License Agreement, and which would include the COVID-19 vaccine used in combination with other active pharmaceutical ingredients).
The NIH License Agreement remains in effect until expiration of the licensed patents. We have the right to terminate the NIH License Agreement for convenience with 60 days’ prior notice, and NIAID may terminate for our uncured material breach.
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
We are entitled to the exclusive rights to all inventions, methods, specifications, materials, documents, data, know-how and other results (together, the Results) developed or discovered by TRON or by us and TRON jointly

Annual Report on Form 20-F for the year ended December 31, 2024 under the TRON Research Agreement, except to the extent they constitute improvements of the technologies applied by TRON in the relevant projects. Under the TRON Research Agreement, TRON granted us a non-
exclusive, royalty-free license to use TRON Improvements if such TRON Improvements are necessary for the continued development and exploitation of the Results or the manufacture or marketing of products which contain any of the Results and are covered by a patent claiming any of the Results.
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
TRON License Agreement
The TRON License Agreement governs the ownership of and licenses under certain patents, inventions, know-
how, technologies and other knowledge (together, the Development Results) filed and created before January 1,
2015 in the course of our collaboration with TRON, Johannes Gutenberg-Universität Mainz and
Universitätsmedizin der Johannes Gutenberg-Universität Mainz (collectively, the University Parties) and
Ganymed pursuant to the 2008 Cooperation Agreement.
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

Annual Report on Form 20-F for the year ended December 31, 2024

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
Except for the results of a particular research project which has been funded exclusively by TRON, all of the inventions, methods, specifications, materials, documents, data, know-how and other results (together, the
Results) developed or discovered by TRON or by us and TRON jointly under the TRON Collaboration Agreement are jointly owned. Under the TRON Collaboration Agreement, TRON grants us an exclusive, worldwide, sublicensable license under its interest in the Results to research and have researched, develop and have developed, make and have made, use, and otherwise commercialize or have commercialized, and otherwise commercially exploit, products in a field that is specified in the corresponding project agreement. The field of use is either (a) the prophylaxis, diagnosis and treatment of all indications in humans and animals; or (b) the prophylaxis, diagnosis and treatment of oncological diseases, infectious diseases and rare genetic diseases. We are required to use our reasonable efforts to develop and commercialize products that exploit the Results.
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

Annual Report on Form 20-F for the year ended December 31, 2024

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
D. Trademark Portfolio
Certain features of our business and our product candidates are protected by trademarks. Our trademark portfolio includes, but is not limited to, Comirnaty, BioNTainer, FixVac, RiboCytokine, RiboMab, Recon, and Neo-
Stim, including logo versions of some of these trademarks.
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
XIII. Competition
We compete in an industry characterized by rapidly advancing technologies, intense competition and a complex intellectual property landscape. We face substantial competition from many different sources, including large and specialty pharmaceutical and biotechnology companies, academic research institutions and governmental agencies and public and private research institutions.
Many of our competitors and potential competitors, either alone or with their collaborators, have greater scientific, research and product development capabilities as well as greater financial, marketing, sales and human resources and experience than we do. In addition, smaller or early-stage companies, including immunotherapy-focused therapeutics companies, may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Some of our collaborators, such as
Genmab and Pfizer, may also be competitors within the same market or other markets. Accordingly, our competitors may be more successful than us in developing and potentially commercializing technologies and achieving widespread market acceptance. In addition, our competitors may design technologies that are more efficacious, safer or more effectively marketed than ours or have fewer side effects, or may obtain regulatory approvals more quickly than we are able, which could eliminate or reduce our commercial potential. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and

Annual Report on Form 20-F for the year ended December 31, 2024 establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.
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
Specifically, our marketed monovalent and bivalent COVID-19 vaccines and any other COVID-19 vaccines we and Pfizer develop compete with other COVID-19 vaccines that have been approved or authorized for temporary or emergency use and a number of vaccine manufacturers, academic institutions and other organizations currently have programs to develop COVID-19 vaccine candidates.
XIV. Legal Proceedings
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
For a description of the risks relating to these and other legal proceedings we face and may in the future face and our assessments thereof, see “Risk Factors” in this Annual Report.
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
In May 2023, Alnylam filed a third lawsuit against Pfizer Inc. and Pharmacia & Upjohn Co. LLC in the U.S.
District Court for the District of Delaware alleging infringement of U.S. Patent Nos. 11,633,479; 11,633,480;
11,612,657; and 11,590,229, all of which are continuations of the ‘933 Patent. We filed a counterclaim to become party to the new proceeding, and in July 2023, Alnylam added to its claims allegations that we induced

Annual Report on Form 20-F for the year ended December 31, 2024 infringement of the four new patents. All of the lawsuits have been consolidated into a single proceeding, which is currently expected to go to trial in July 2025.
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
CureVac Proceedings
Infringement Proceedings – EP’122, DE’961, DE‘974, DE’575, and EP’668
In July 2022, CureVac AG (CureVac) filed a lawsuit against us and our wholly owned subsidiaries, BioNTech
Manufacturing GmbH and BioNTech Manufacturing Marburg GmbH, in the Düsseldorf Regional Court, alleging
Comirnaty’s infringement of one European patent, EP1857122B1, or EP’122, and three Utility Models
DE202015009961U1, DE202015009974U1, and DE202021003575U1. In August 2022, CureVac AG added
European Patent EP3708668B1, or EP’668, to its German lawsuit.
On August 15, 2023, the Düsseldorf Regional Court held a hearing on infringement with respect to all five IP rights. At the hearing, the Court suspended its infringement ruling with respect to EP’122 until December 28,
2023. On September 28, 2023, the Court issued orders suspending its infringement rulings with respect to the remaining four IP rights (DE’961, DE’974, DE’575, and EP’668) pending validity decisions in the DE’961,
DE’974, and DE’575 cancellation proceedings before the German Patent and Trademark Office and in the
EP’668 opposition proceedings before the Opposition Division of the European Patent Office, or EPO. In the
September 28th orders, the Court explained that it was suspending its infringement rulings until validity decisions are reached, while contemporaneously noting concerns regarding the validity of DE’961, DE’974, DE’575, and
EP’668. On December 28, 2023, the Düsseldorf Regional Court stayed the infringement proceedings as to
EP’122 until a final appellate decision is rendered as to the validity of EP’122 by the Federal Court of Justice. On
June 7, 2024, CureVac AG waived DE’575 and withdrew this utility model from the infringement proceedings. On
July 2, 2024, the EPO Opposition Division issued a preliminary opinion noting that it believes EP’668 is likely invalid, and set an oral hearing for March 2025.
Infringement Proceedings – EP’755, DE’123, and DE’130
In July 2023, CureVac filed a second lawsuit against us and our wholly owned subsidiaries, BioNTech
Manufacturing GmbH and BioNTech Manufacturing Marburg GmbH, in the Düsseldorf Regional Court, alleging
Comirnaty’s infringement of one European patent, EP4023755B1, or EP’755, and two Utility Models
DE202021004123U1, and DE202021004130U1. On June 7, 2024, CureVac waived DE’123 and withdrew this utility model from the infringement proceedings. A hearing on infringement with respect to EP’755 and DE’130 that was scheduled to occur in the Düsseldorf Regional Court on September 10, 2024 was rescheduled for July
2025 and the Court suspended its infringement ruling with respect to DE’130 until a validity decision was reached in the co-pending cancellation proceeding before the German Patent and Trademark Office. On July 24,
2024, the EPO Opposition Division issued a preliminary opinion noting that it believes EP’755 is likely invalid, and set an oral hearing for May 2025.
Nullity Proceedings – EP’122
In September 2022, we filed a nullity action in the Federal Patent Court of Germany seeking a declaration that
EP’122 is invalid. In April 2023, the Federal Patent Court of Germany issued a preliminary opinion in the EP’122 nullity action in support of the validity of EP’122. The preliminary opinion did not address any infringement of
EP’122. The preliminary opinion is a preliminary assessment by the court of the merits of a claim, and is non-
binding. On December 19, 2023, the Federal Patent Court held an oral hearing, after which it nullified EP’122.
On April 30, 2024, the Federal Patent Court issued a judgment containing its written reasons for nullifying
EP’122. On May 7, 2024, CureVac appealed the judgment, which is currently pending.

Annual Report on Form 20-F for the year ended December 31, 2024

Cancellation Proceedings – DE’961, DE‘974, and DE’575
In November 2022, we filed cancellation actions seeking the cancellation of the three German Utility Models in the German Patent and Trademark Office. On December 27, 2023, the German Patent and Trademark Office
issued a preliminary opinion that DE’974 is likely to be cancelled. On January 23, 2024, the German Patent and
Trademark Office issued a preliminary opinion that DE’961 is likely to be cancelled based on invalidity pursuant to para. 1 (2) no. 5 Utility Model Act. On March 7, 2024, the German Patent and Trademark Office issued a preliminary opinion that DE’575 is likely to be cancelled. On June 6, 2024, CureVac submitted a written statement to the German Patent and Trademark Office waiving DE’575. On June 12, 2024, we withdrew our request for cancellation of DE’575. On June 25 and 26, 2024, the German Patent and Trademark Office heard oral arguments regarding DE’961 and DE’974, and at the conclusion of the hearing on June 26, 2024, confirmed that both DE’961 and DE’974 were cancelled. In November 2024, the German Patent and Trademark Office
issued its written decisions cancelling DE’961 and DE’974. CureVac has filed an appeal in both cancellation proceedings, which are currently pending.
Cancellation Proceedings– DE’123 and DE’130
In November 2023, we filed cancellation actions seeking the cancellation of German Utility Models DE’123 and
DE’130 in the German Patent and Trademark Office. On June 6, 2024, CureVac submitted a written statement to the German Patent and Trademark Office waiving DE’123. On June 12, 2024, we withdrew our request for cancellation of DE’123. On December 5, 2024, the German Patent and Trademark Office issued a preliminary opinion that DE’130 is likely to be cancelled.
United States
In July 2022, we and Pfizer filed a complaint for a declaratory judgment in the U.S. District Court for the District of Massachusetts, seeking a judgment of non-infringement by Comirnaty of U.S. Patent Nos. 11,135,312;
11,149,278; and 11,241,493. In May 2023, the action in the U.S. District Court for the District of Massachusetts
was transferred to the U.S. District Court for the Eastern District of Virginia, where CureVac filed counterclaims asserting infringement of six additional U.S. patents, U.S. Patent Nos. 10,760,070; 11,286,492; 11,345,920;
11,471,525; 11,576,966; and 11,596,686. In July 2023, CureVac filed amended counterclaims to assert an additional U.S. patent, U.S. Patent No. 11,667,910. In June 2024, CureVac voluntarily dismissed with prejudice its claims of infringement with respect to the ‘493, ‘525, and ‘966 patents. Currently, a three-week jury trial is scheduled to begin on March 3, 2025, and an one-week bench trial regarding the prosecution laches defense is scheduled to begin on April 15, 2025.
United Kingdom
In September 2022, we and Pfizer filed a declaration of non-infringement and revocation action against EP’122 and EP’668 in the Business and Property Courts of England and Wales, in the UK High Court of Justice, or the
UK High Court. In October 2022, CureVac responded by filing a counterclaim alleging infringement of the EP’122 and EP’668 patents in the Business and Property Courts of England and Wales, in the UK High Court. On
December 18, 2023, we and Pfizer amended our pleadings to add a claim for revocation and declarations of invalidity and non-infringement with respect to EP’755. The UK High Court held a trial on EP’668 and EP’755 between July 10, 2024 and July 24, 2024. On October 8, 2024, the UK High Court released a judgment finding both EP’668 and EP’755 invalid. The UK High Court held a hearing on November 15, 2024, during which it denied CureVac permission to appeal the judgment. On December 5, 2024, CureVac sought permission from the
UK Appeals Court to appeal the judgment. With respect to EP’122, on October 25, 2024, CureVac agreed to a final and unappealable revocation of the UK designation of EP’122 and to discontinue its counterclaim for infringement.
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

Annual Report on Form 20-F for the year ended December 31, 2024

Moderna Proceedings
Germany
Infringement Proceedings – EP’949 and EP’565
In August 2022, Moderna filed a lawsuit against us and our wholly owned subsidiaries, BioNTech Manufacturing
GmbH, BioNTech Europe GmbH and BioNTech Manufacturing Marburg GmbH, as well as Pfizer, Pfizer
Manufacturing Belgium NV and Pfizer Ireland Pharmaceuticals in the Düsseldorf Regional Court alleging
Comirnaty’s infringement of two European patents, 3590949B1, or EP’949, and 3718565B1, or EP’565. On
November 7, 2023, the Opposition Division of the EPO revoked EP’565 after a one-day oral hearing, and on
December 7, 2023, it issued its written decision revoking EP’565. On December 8, 2023, the Opposition Division
issued a preliminary opinion noting that it believes EP’949 is likely invalid. As a result of those developments in the EPO proceedings, the Düsseldorf Regional Court postponed its hearing on infringement with respect to
EP’949, originally scheduled for December 12, 2023, to January 21, 2025. On February 7, 2024, Moderna
appealed the Opposition Division’s revocation decision on EP’565, and the appeal is currently pending. On May
16, 2024, the Opposition Division decided that EP’949 is valid, in amended form, and issued its written decision regarding the same on July 8, 2024. BioNTech appealed this decision, and the appeal is currently pending.
United Kingdom
In August 2022, Moderna filed a lawsuit asserting Comirnaty’s infringement of EP’949 and EP’565 against us and our wholly owned subsidiaries, BioNTech Manufacturing GmbH, BioNTech Europe GmbH and BioNTech
Manufacturing Marburg GmbH, and Pfizer Limited, Pfizer Manufacturing Belgium NV and Pfizer Inc. in the
Business and Property Courts of England and Wales, in the UK High Court. In September 2022, we and Pfizer
filed a revocation action in the Business and Property Courts of England and Wales requesting revocation of
EP’949 and EP’565.
The UK High Court held a trial between April 22, 2024, and May 21, 2024. On July 2, 2024, the UK High Court
released two judgments. The first judgment concerns the validity of EP’949 and EP’565. In this first judgment, the UK High Court found that EP’565 is invalid and therefore not infringed, while EP’949 is valid and infringed.
The second judgment concerns whether Moderna’s October 2020 commitment not to “enforce [its] COVID-19 related patents against those making vaccines intended to combat the pandemic,” or the Patent Pledge, amounted to a consent under UK law to carry out any acts that would otherwise amount to patent infringement.
With respect to this judgment, the UK High Court found that Moderna’s Patent Pledge amounted to consent to carry out activities that might otherwise infringe its patents prior to March 2022, but not after March 2022.
The UK High Court held a hearing on September 25, 2024, during which it granted Pfizer and BioNTech permission to appeal its judgment regarding the validity of EP’949, and denied Moderna permission to appeal its judgment regarding validity of EP’565. On October 16, 2024, Moderna sought permission from the UK Appeals
Court to appeal the EP'565 judgment. On November 11, 2024, the UK Appeals Court denied Moderna’s application to appeal; accordingly, the UK designation of EP'565 is finally revoked with no further opportunity to appeal in the UK. No party sought permission to appeal the UK High Court’s judgment on the patent pledge.
United States
U.S. District Court Litigation
In August 2022, Moderna filed a lawsuit in the U.S. District Court for the District of Massachusetts against us and our wholly owned subsidiaries BioNTech Manufacturing GmbH and BioNTech US Inc. and Pfizer Inc. alleging
Comirnaty’s infringement of U.S. Patent Nos. 10,898,574; 10,702,600 and 10,933,127 and seeking monetary relief. On April 12, 2024, the U.S. District Court for the District of Massachusetts stayed the litigation pending resolution of the inter partes review of U.S. Patent Nos. 10,702,600 and 10,933,127.
Inter Partes Review
In August 2023, Pfizer and we filed petitions seeking inter partes review of U.S. Patent Nos. 10,702,600 and
10,933,127 before the United States Patent Trial and Appeal Board, or the PTAB. On March 6, 2024, the PTAB
issued decisions instituting inter partes review proceedings on all challenged claims of U.S. Patent Nos.
10,702,600 and 10,933,127. An oral hearing on the merits occurred on December 10, 2024, and a first-instance decision by the PTAB is expected by March 2025.

Annual Report on Form 20-F for the year ended December 31, 2024

Netherlands
In September 2022, Moderna filed a lawsuit against us and our wholly owned subsidiary BioNTech
Manufacturing GmbH and Pfizer B.V., Pfizer Export B.V., C.P. Pharmaceuticals International C.V. and Pfizer Inc.
in the District Court of The Hague alleging Comirnaty’s infringement of EP‘949 and EP’565. The District Court of the Hague held a hearing on October 6, 2023, on infringement and validity with respect to EP’949. On December
6, 2023, the Court found EP’949 to be invalid. On March 5, 2024, Moderna appealed this decision, and the appeal is pending. The EP’565 case has been stayed pending the outcome of Moderna’s appeal of the
Opposition Division’s revocation of EP’565.
Ireland
In May 2023, Moderna filed a lawsuit against us and our wholly owned subsidiary BioNTech Manufacturing
GmbH, Pfizer Inc., Pfizer Healthcare Ireland, Pfizer Ireland Pharmaceuticals, and C.P. Pharmaceuticals
International C.V. alleging Comirnaty’s infringement of EP’949 and EP’565 in the High Court of Ireland. On
February 26, 2024, the High Court of Ireland stayed the lawsuit pending the final determination of the EPO opposition proceedings for EP’949 and EP’565 (in each case including any appeals).
Belgium
In May 2023, Moderna filed a lawsuit against us, our wholly owned subsidiary BioNTech Manufacturing GmbH,
Pfizer Inc. and Pfizer Manufacturing Belgium alleging Comirnaty’s infringement of EP’949 and EP’565 in the
Brussels Dutch-speaking Enterprise Court. On May 29, 2024, the parties filed a joint request to stay the proceedings, which was entered by the Enterprise Court.
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
Arbutus and Genevant Proceedings
In April 2023, Arbutus and Genevant filed a lawsuit against Pfizer and us in the U.S. District Court for the District
of New Jersey alleging that Pfizer and we have infringed the following patents owned by Arbutus: U.S. Patent
Nos. 9,504,651; 8,492,359; 11,141,378; 11,298,320; and 11,318,098, through the use of Genevant’s lipid nanoparticle technology and methods for producing such lipids in Comirnaty, and seeking monetary relief. This proceeding is currently pending.
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
GlaxoSmithKline Proceedings
In April 2024, GSK filed a lawsuit against Pfizer, Pharmacia & Upjohn Co. LLC, BioNTech SE, BioNTech
Manufacturing GmbH, and BioNTech US Inc. in the United States District Court for the District of Delaware
alleging that the cationic lipid used in COMIRNATY® infringes U.S. Patent Nos. 11,638,693; 11,638,694;
11,666,534; 11,766,401; and 11,786,467; and seeking monetary relief. On August 14, 2024, GSK filed an amended complaint to assert infringement of three additional patents, U.S. Patent Nos. 11,759,422; 11,655,475;
and 11,851,660. This proceeding is currently pending.

Annual Report on Form 20-F for the year ended December 31, 2024

We believe we have strong defenses against the allegations claimed relative to each of the patents and intend to vigorously defend ourselves in the lawsuit mentioned above. However, our analysis of GSK’s claims is ongoing and complex, and we believe the outcome of the suit remains substantially uncertain. Taking into account discussions with our external lawyers, we do not consider the probability of an outflow of resources to be sufficient to recognize a provision at the balance sheet date. In our opinion, these matters constitute contingent liabilities as of the balance sheet date. However, it is currently impractical for us to estimate with sufficient reliability the respective contingent liabilities.
Ladewig Proceedings
In January 2024, we and certain of our officers and directors were named as defendants in a securities class action complaint captioned Ladewig v. BioNTech SE filed in the U.S. District Court for the Central District of
California brought on behalf of a putative class of investors who purchased our securities from March 30, 2022 through October 13, 2023. Plaintiffs allege that we violated Sections 10(b) and 20(a) of the Exchange Act by stating that we were “well positioned” to remain a “market leader” in vaccines for the prevention of COVID-19 and by purportedly overstating demand for Comirnaty. Plaintiffs further allege that we failed to adapt our inventory to reflect the emergence of new COVID variants. On July 15, 2024, the case was transferred to the
U.S. District Court for the Southern District of New York.
We believe we have strong defenses against the allegations claimed and intend to vigorously defend ourselves in the lawsuit mentioned above. We cannot reasonably estimate the maximum potential exposure or the range of possible loss for this matter. Taking into account discussions with our external lawyers, we do not consider the probability of an outflow of resources to be sufficient to recognize a provision at the balance sheet date. In our opinion, these matters constitute contingent liabilities as of the balance sheet date. However, it is currently impractical for us to estimate with sufficient reliability the respective contingent liabilities.
For additional information about events and developments since the end of the calendar year ended December
31, 2024, please see Note 22 to our consolidated financial statements included elsewhere in this Annual Report.
C. Organizational Structure
See Item 18.
D. Property, Plant and Equipment
The following is a summary of our principal owned and leased real estate. We also lease other properties in the ordinary course of business as part of our global operations.
Germany:
Our headquarters are located in Mainz, where we principally occupy:
•Approximately 10,780 square meters of laboratory, GMP manufacturing, storage and office space at An der Goldgrube 12, 55131. We have owned the building and the land on which it stands since January 1,
2023.
•Approximately 4,000 square meters of office space at Freiligrathstraße 6, 55131 under a lease that has been extended until December 31, 2027.
•Approximately 8,110 square meters of office and laboratory container space, including ancillary space, at
Freiligrathstraße 6, 55131. The lease of the office container space expires on June 30, 2027. We own the laboratory container space.
•Approximately 1,000 square meters of office and GMP manufacturing space under a lease for part of the building located at Kupferbergterrasse 15, 55161 that expires on March 31, 2027.
•A 3,950-square-meter laboratory and office building at Adam-Opel-Strasse 10, 55129, which we own. On the approximately 13,000-square-meter property, there is also an undeveloped area for a planned

Annual Report on Form 20-F for the year ended December 31, 2024 laboratory and office building with a size of up to 12,000 square meters. Currently, a 2,125-square-meter office containers are located in this area. The containers are rented until the end of December 2026.
•An office building, “Haus 4,” at Hechtsheimer Straße 2c, with approximately 7,000 square meters of total space. The building is a freehold asset.
•Approximately 42,100 square meters of office space under a lease for two of three building parts at
Große Bleiche 54-56, 55131, under a lease that expires on December 31, 2029.
We intend to expand our capacity in Mainz as follows:
•In January 2022, we commenced construction of a four-story building that we will own at An der
Goldgrube 10. We have planned laboratory space for research and development, offices, storage facilities, a conference center and cafeteria. As a result, we will have an additional 2,400 square meters of laboratory space and 4,050 square meters of office space. Completion is planned for mid-2025.
•We also own a plot of land of approximately 8,750 square meters at Hechtsheimer Straße 2b, 55131, where construction for a GMP manufacturing facility of approximately 18,000 square meters in total commenced in 2021. Completion is planned for 2025. The start of operations is planned for 2026.
In Idar-Oberstein:
•The IMFS facility (consisting of buildings A to E and J) has a total area of approximately 13,470 square meters. This includes approximately 2,660 square meters of storage space, approximately 1,270 square meters of development and QC laboratory space, approximately 1,650 square meters of clean rooms, and approximately 2,540 square meters of office space. We own this facility, including the GMP-certified manufacturing suites.
◦We occupy approximately 575 square meters of this space, which is used primarily for storage, under a lease that has an initial expiry date of October 1, 2021, but which we have extended until September 30, 2026. The warehouse is in Tiefenstein.
◦We have been renting the warehouse for GMP products since April 2022. The warehouse has an area of 1,156 square meters. The term is 5 years with the option to extend.
◦Rental of a plot of land with 2,916 square meters. A container facility was built on it. The office container facility has a size of approximately 1,474 square meters. Both contracts currently run until June 2025. We intend to extend both contracts until December 2029.
In Marburg:
Behringwerke
•Our main manufacturing facility (H028) consists of 10,240 square meters, including 4,589 square meters of GMP space, 2,422 square meters of technical and warehouse space, 540 square meters of laboratory space and 2,690 square meters of office space. Effective January 1, 2025, we have also leased additional 2,977 square meters space on the 1st and 2nd floors (H028), bringing the total leased space to 13,217 square meters. The lease expires on December 31, 2034.
•Our main office building (H001) consists of 4,913 square meters of office space. The lease expires on
October 31, 2027.
Görzhausen
•As part of our BioNTainer program (BioNTech Innovation Center/BIC, M102), we occupy approximately
2,040 square meters. Approximately 804 square meters are used as office space and 1,236 square meters as GMP and technical storage space under a lease that expires on December 31, 2031.

Annual Report on Form 20-F for the year ended December 31, 2024

•Our Plasmid Production/Miami (Microbial Manufacturing, M537) comprises 3,088 square meters, including 1,021 square meters of usable GMP and laboratory space, 1,065 square meters of usable technical and warehouse space and 448 square meters of usable office space. The lease expires on
December 31, 2031.
In Berlin:
•At our JPT facility, we occupy approximately 2,300 square meters of laboratories, general technical production space, storage and offices.
•About 2,000 square meters are occupied under a lease contract that will expire when we move into our new building.
•A new laboratory and office building, wholly owned by JPT, is under construction, with an expected completion date in mid-2025.
•We have been renting an office of approximately 1,700 square meters since April 2023. The contract runs until December 31, 2028, and may be extended.
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
In Fussgoenheim, we lease approximately 3,448 square meters of freezer farm space. The term ends on
December 31, 2027.
In Mutterstadt, we occupy approximately 5,744 square meters of freezer farm space under a rental agreement.
We also lease a further 2,160 square meters of handling space. The term ends on December 31, 2027, with a one-year extension option.
Global locations:
In Cambridge, Massachusetts, United States, we principally occupy:
•Approximately 2,490 square meters of laboratory and office space under a lease for part of a building located at 40 Erie Street. The term was extended and will expire on September 30, 2028.
•Approximately 4,410 square meters of laboratory and office space under a lease for part of a building located at 75 Sidney Street that has an initial term that expires on January 31, 2032.
In Gaithersburg, Maryland, United States, we principally occupy:
•Approximately 5,476 square meters containing office, laboratory and manufacturing space at 930 / 940
Clopper Road under a lease which will expire on July 31, 2033.
•Approximately 1,000 square meters containing office and laboratory space at 25 West Watkins under a lease which will expire on November 30, 2033.
In Cambridge, United Kingdom, we principally occupy:

Annual Report on Form 20-F for the year ended December 31, 2024

•Approximately 7,400 square meters of shell and core laboratory and office space under a lease with an initial term until October 13, 2033, including a tenant-only break option at year seven of the term. The building is expected to be in operation during 2026.
In Vienna, Austria, we signed a lease in September 2022 for approximately 1,300 square meters of office and laboratory space for part of the building located at Helmut-Qualtinger-Gasse 2, 1030. The lease commenced on
April 1, 2023, with a lease term of eight years and an option to extend.
In Kigali, Rwanda, we have leased a plot of land of approximately 35,100 square meters to develop a modular
mRNA vaccine factory for the manufacturing of bulk drug substance and bulk drug product.
In Singapore, we own a production site. The entire area covers approximately 63,300 square meters. There is office space of approximately 6,195 square meters, a production and technical building of approximately 20,000 square meters, and a warehouse of approximately 3,400 square meters.
In Melbourne, Australia, we have leased a plot of land of approximately 26,100 square meters at La Trobe
University to develop a freehold modular R&D and manufacturing center.
In Paris, France, our subsidiary InstaDeep signed a lease agreement for approximately 1,200 square meters of office space with an initial term until December 31, 2029.
The acquisition of Biotheus, which closed in January 2025, is set to provide us with a significant infrastructure component in Mainland China. The material sites are as follows:
•A freehold manufacturing facility in Nantong, covering an area of approximately 62,000 square meters.
While most of the site is currently in a shell and core condition, it is intended to be developed further to support additional capacity.
•A leasehold asset in the form of the current Biotheus headquarters in Zhuhai, which comprises office, lab, and pilot manufacturing space totaling approximately 5,500 square meters. The leases for the building are structured between floors, with terms expiring between 2025 and 2027.
Item 4A. Unresolved Staff Comments
None.
Item 5. Operating and Financial Review and Prospects
The following “Operating and Financial Review and Prospects” discussion should be read together with the information in our financial statements and related notes included elsewhere in this Annual Report. The following discussion is based on our financial information prepared in accordance with IFRS as issued by the International
Accounting Standards Board, or IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. GAAP. The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described in “Risk Factors” and elsewhere in this Annual Report. Please also see “Cautionary Statement
Regarding Forward-Looking Statements.”

Annual Report on Form 20-F for the year ended December 31, 2024

A. Operating Results
Financial Operations Overview
The following table shows our consolidated statements of profit or loss for each period presented:

	Years ended December 31,

(in millions €)	2024	2023	2022
Revenues	2,751.1	3,819.0	17,310.6
Cost of sales	(541.3)	(599.8)	(2,995.0)
Research and development expenses	(2,254.2)	(1,783.1)	(1,537.0)
Sales and marketing expenses	(67.9)	(62.7)	(59.5)
General and administrative expenses (1)	(531.1)	(495.0)	(481.7)
Other operating expenses (1)	(811.5)	(293.0)	(410.0)
Other operating income	140.6	105.0	815.3
Operating profit / (loss)	(1,314.3)	690.4	12,642.7
Finance income	664.0	519.6	330.3
Finance expenses	(27.4)	(23.9)	(18.9)
Profit / (Loss) before tax	(677.7)	1,186.1	12,954.1
Income taxes	12.4	(255.8)	(3,519.7)
Net profit / (loss)	(665.3)	930.3	9,434.4
Earnings / (Loss) per share
Basic earnings / (loss) per share	(2.77)	3.87	38.78
Diluted earnings / (loss) per share	(2.77)	3.83	37.77
(1)Adjustments to the year 2022 figures due to change in functional allocation of general and administrative expenses and other operating expenses.
Comparison of the year ended December 31, 2024 and the year ended December 31, 2023
Revenues
The following is a summary of revenues recognized for the periods indicated:

	Years ended December 31,		Change

(in millions €)	2024	2023	€	%
COVID-19 vaccine revenues	2,432.1	3,776.2	(1,344.1)	(36)
Other revenues	319.0	42.8	276.2	645
Total revenues	2,751.1	3,819.0	(1,067.9)	(28)
COVID-19 vaccine revenues
During the year ended December 31, 2024, COVID-19 vaccines revenues were recognized from the supply and sales of our COVID-19 vaccine worldwide, mainly comprising our share of the collaboration partner’s gross profit derived from sales in the collaboration partner’s territory. During the year ended December 31, 2024, our commercial revenues decreased as compared to the year ended December 31, 2023, in line with a lower
COVID-19 vaccine market demand. In addition, write-downs by our collaboration partner Pfizer, significantly reduced our gross profit share and hence negatively influenced our revenues for the year ended December 31,

Annual Report on Form 20-F for the year ended December 31, 2024

2024. Our COVID-19 vaccine revenues are subject to seasonal effects in the fall / winter of the northern hemisphere.
Other revenues
During the year ended December 31, 2024, our other revenues were mainly derived from a pandemic preparedness contract with the German government effectively supplemented in the three months ended March
31, 2024.
Cost of Sales
From the year ended December 31, 2023, to the year ended December 31, 2024, cost of sales decreased by
€58.5 million, or 10%, from €599.8 million to €541.3 million, mainly due to recognizing lower cost of sales from our decreased COVID-19 vaccine sales, which included the share of gross profit that we owe our collaboration partner Pfizer based on our sales. In addition, cost of sales was impacted by expenses arising from inventory write-downs and scrapings in the context of the launch of our variant adapted COVID-19 vaccine in the amount of €125.8 million during the year ended December 31, 2024 (€94.5 million for year ended December 31, 2023).
Research and Development Expenses
The following table summarizes our research and development expenses for the periods indicated:

	Years ended December 31,		Change

(in millions €)	2024	2023	€	%
Non-COVID-19 vaccine	2,018.2	1,470.1	548.1	37
COVID-19 vaccine	236.0	313.0	(77.0)	(25)
Total research and development expenses	2,254.2	1,783.1	471.1	26
(1)Break-down as per internal cost allocation logic.
From the year ended December 31, 2023, to the year ended December 31, 2024, our research and development expenses increased by €471.1 million, or 26%, from €1,783.1 million to €2,254.2 million, mainly influenced by advancing key pipeline candidates, such as our ADC antibody and individualized cancer-immunotherapy product candidates. Further contributions to the increase came from higher personnel expenses resulting from an increase in headcount.
Sales and Marketing Expenses
From the year ended December 31, 2023, to the year ended December 31, 2024, our sales and marketing expenses increased by €5.2 million, or 8%, from €62.7 million to €67.9 million, mainly due to increased expenses for setup and enhancement of commercial IT platforms and an increase in personnel expenses resulting from an increase in headcount.
General and Administrative Expenses
From the year ended December 31, 2023, to the year ended December 31, 2024, our general and administrative expenses increased by €36.1 million, or 7%, from €495.0 million to €531.1 million, mainly influenced by increased expenses for IT services as well as by an increase in personnel expenses resulting from an increase in headcount.
Other Operating Result
From the year ended December 31, 2023, to the year ended December 31, 2024, our other result decreased by
€482.9 million, or 257%, from negative €188.0 million to a negative result of €670.9 million. The decreased other operating result was mainly due to the settlement of contractual disputes and related expenses to such disputes

Annual Report on Form 20-F for the year ended December 31, 2024 and other litigations. The amounts shown for contractual disputes are net of the related reimbursements to be received.
Finance Result
From the year ended December 31, 2023, to the year ended December 31, 2024, our total financial result increased by €140.9 million from a positive financial result of €495.7 million to a positive financial result of €636.6 million, which was driven by interest income earned on security investments as bonds, commercial paper, reverse repos and deposits as well as fair value adjustments in relation to our money market funds.
Income Taxes
The following table summarizes our income taxes for the periods indicated:

	Years ended December 31,		Change

(in millions €)	2024	2023	€	%
Current income taxes	(2.3)	243.1	(245.4)	(101)
Deferred taxes	(10.1)	12.7	(22.8)	(180)
Income taxes expenses / (income)	(12.4)	255.8	(268.2)	(105)
Our current income taxes represent mainly corporate and trade taxes derived by our German tax group. The decrease in profit during the year ended December 31, 2024, as compared to the year ended December 31,
2023, led to lower taxable income for the year ended December 31, 2024, for the German tax group. Corporate and trade tax prepayments have been made exceeding the tax charge. Refunds will become due once tax declarations have been filed and assessed.
As of December 31, 2024, our accumulated tax losses comprised tax losses of German entities that were incurred prior to the establishment of a tax group with BioNTech SE or by entities that are not within the tax group or U.S. tax group.
The amount of deductible temporary differences, unused tax losses, and unused tax credits for which no deferred tax asset is recognized in the statement of financial position as of December 31, 2024, was €2,028.8 million. Thus, as of December 31, 2024, we have not recognized deferred tax assets for unused tax losses and temporary differences in an amount of €332.4 million (December 31, 2023: €138.0 million) as the criteria of the recognition guidance for IAS 12, which requires that no reliance should be placed on future events that cannot be controlled and are uncertain, are not met. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.
As of December 31, 2024, we maintain the non-recognition of deferred tax assets for unused U.S. federal and state tax losses and tax credits at an amount of €30.5 million and €4.0 million, respectively, as there is not sufficient probability in terms of IAS 12 that future taxable income will be available against which these unused tax losses and tax credits can be utilized. The material unrecognized U.S. federal and state tax losses and tax credits will begin to expire in 2036.
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

Annual Report on Form 20-F for the year ended December 31, 2024

The aggregate amount of temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized is €14.5 million.
Information about Our Operating Segments
Decisions with respect to business operations and resource allocations are made by our Management Board, as the chief operating decision maker based on BioNTech as a whole. Accordingly, we operate and make decisions as a single operating segment, which is also our reporting segment.
Related Party Transactions
Related party transactions that occurred during the years ended December 31, 2024 and 2023 are explained in
Item 7. of this Annual Report as well as in Note 21 of our consolidated financial statements included elsewhere in this Annual Report.
Key Performance Indicators
Financial key performance indicators
The following financial performance indicators are the focus of managing our operational business development.
We use the key figures on the basis of current exchange rates (not currency-adjusted) and take into account the effects of potential M&A activities or collaborations to the extent that they are published.
Revenues
Total revenues mainly comprise expected commercial revenue, particularly in connection with our COVID-19 business as well as other revenue sources. Revenues are heavily influenced by the volumes available under the collaboration and the agreed upon purchase quantities. Our revenues include our share of the collaboration partners' gross profit and, hence, are also influenced by the incurring costs. For further information on the composition of commercial COVID-19 vaccine sales and the components contained therein, see the comments on revenues under Item 5. Operating Results. Our sales serve as a performance indicator of our commercial earning power.
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
In addition, we also use the following financial performance indicators:
Capital expenditures for operating activities
Capital expenditures for operating activities include expenditures for the acquisition of property, plant and equipment as well as expenditures for the acquisition of intangible assets and rights of use, unless they are made as part of business combinations. These mainly include expenditures for the expansion and improvement of our research and development as well as manufacturing facilities and investments in a state-of-the-art IT infrastructure to support the company in all digitization projects.
Non-financial key performance indicators
R&D Pipeline progress
Progress in research achievements, such as initiating registration-directed studies and advancing towards first
BLA submission, is a key performance indicator. We are working to clinically demonstrate the benefit of

Annual Report on Form 20-F for the year ended December 31, 2024 additional treatment approaches, further develop additional product candidates in the form of pivotal studies, and continuously expand collaborations and manufacturing capabilities to offer innovative treatments to patients around the world.
B. Liquidity and Capital Resources
Given our strong financial, scientific and operational accomplishments, we believe we have the resources to diligently allocate our current capital to drive a multi-platform strategy and deliver a fully integrated global biotechnology company. We focus our R&D, on rapidly advancing our diversified clinical oncology pipeline with synergistic potential, developing next generation COVID-19 vaccines to maintain leadership and pandemic preparedness, as well as broadening the label of and access to the existing vaccine. We also plan to invest heavily to build out our global development organization, bringing in talent with clinical and regulatory expertise needed to accelerate our pipeline development. We are also diversifying our therapeutic area footprint, which will enable us to fully leverage the potential of all technology platforms across autoimmune diseases, inflammatory diseases, cardiovascular disease, neurodegenerative diseases, and regenerative medicines. In addition, we plan to enhance capabilities through complementary acquisitions, technologies, infrastructure and manufacturing. To support our future trajectory, growing the organization and expanding our team is of utmost importance.
Additionally, investing in manufacturing capabilities for key technologies, deploying our global footprint in key regions including Europe, the United States, Asia and Africa and building a targeted AI-enabled commercialization team in key markets remain priorities for us. As a science and innovation driven company, we will continue to focus investments on R&D and scaling the business for commercial readiness in oncology in multiple countries by the end of 2025.
As of December 31, 2024, we had cash and cash equivalents of €9,761.9 million, current security investments of
€6,536.2 million and non-current security investments of €1,061.1 million accumulating to €17,359.2 million in cash, cash equivalents and security investments. In general, the aim is to protect and maximize the financial resources available for further research and development projects.
Cash and cash equivalents and financial securities are invested in accordance with our asset management and investment policy, primarily with a focus on liquidity and capital preservation, and consist primarily of cash in bank accounts and on hand as well as long- and short-term financial investments.
Cash Flow
The following table summarizes the primary sources and uses of cash for each period presented:

	Years ended December 31,

(in millions €)	2024	2023	2022
Net cash flows from / (used in):
Operating activities	207.7	5,371.4	13,577.4
Investing activities	(2,081.2)	(6,954.5)	(35.3)
Financing activities	(45.9)	(778.6)	(1,419.3)
Total cash inflow / (outflow) before change in cash and cash equivalents resulting from exchange rate differences and other valuation effects	(1,919.4)	(2,361.7)	12,122.8
Operating Activities
We derive cash flows from operations primarily from the sale of products and services rendered. Our cash flows from operating activities are significantly influenced by cash we generate from our COVID-19 vaccine

Annual Report on Form 20-F for the year ended December 31, 2024 collaboration under which we receive a share of our collaboration partner’s gross profit as well as our use of cash for operating expenses and working capital to support the business.
Cash received from our revenue streams exceeded the cash payments for our operating activities for the year ended December 31, 2024, resulting in a positive cash contribution of €184.0 million. Additionally, the positive cash contribution from interest and other payments related to the security investments of €474.9 million and grants of €106.0 million were offset mainly by exercised share-based payment programs and related wage tax payments of €154.5 million as well as by tax payments of €389.2 million. In total, the cash inflow from operating activities was €207.7 million.
Net cash generated in operating activities for the year ended December 31, 2023, was €5,371.4 million, comprising a profit before tax of €1,186.1 million, negative non-cash adjustments of €393.2 million, and a net positive change in assets and liabilities of €5,574.8 million. Non-cash items primarily included net foreign exchange differences as well as share-based payment expenses without cash-effect. The net positive change in assets and liabilities was primarily due to a decrease in trade receivables related to our COVID-19 collaboration with Pfizer.
Net cash generated in operating activities for the year ended December 31, 2022, was €13,577.4 million, comprising a profit before tax of €12,954.1 million, positive non-cash adjustments of €370.9 million, and a net positive change in assets and liabilities of €4,518.5 million. Non-cash items primarily included net foreign exchange differences as well as share-based payment expenses without cash-effect. The net positive change in assets and liabilities was primarily due to a decrease in trade receivables related to our COVID-19 collaboration with Pfizer.
Investing Activities
Net cash used in investing activities for the year ended December 31, 2024, was €2,081.2 million. The amount includes net investments of €1,400.1 million spend into security investments, €188.9 million in equity instruments and €165.8 million in intangibles, mainly driven from in-licensing arrangements. In addition, the amount for capital expenditures supporting our operating activities amounts to €307.1 million whereof the majority was related to investments in building our laboratory and office facilities in Mainz, Germany as well as the sites in
Singapore and Kigali, Rwanda.
Net cash used in investing activities for the year ended December 31, 2023, was €6,954.5 million. The amount includes €5,912.1 million spend into security investments, €330.6 million caused by or driven from in-licensing arrangements as well as €336.9 million for collaborations or M&A transactions. In addition, the amount for capital expenditures supporting our operating activities amounts to €275.5 million whereof the majority was related to investments in building our laboratory and office facilities in Mainz, Germany.
Net cash used in investing activities for the year ended December 31, 2022, was €35.3 million, comprising the release of €375.2 million cash deposits and compensated by €329.2 million, which was attributable to the purchase of property, plant and equipment including the amounts spent with respect to the acquisition of the land and laboratory as well as the office facility of our headquarter in Mainz, Germany. Intangible assets investments amounted to €34.1 million, which was mainly attributable to certain patents and licenses. Therefore, the total capital expenditure spent on tangible and intangible assets during the year ended December 31, 2022, amounted to €363.3 million.
Financing Activities
Net cash used in financing activities for the year ended December 31, 2024, was €45.9 million, comprising €43.6 million used for lease payments.
Net cash used in financing activities for the year ended December 31, 2023, was €778.6 million, comprising the
€738.5 million used for the share repurchase programs of ADS.
Net cash used in financing activities for the year ended December 31, 2022, was €1,419.3 million, comprising the €986.4 million used for the first tranche of our $1.5 billion share repurchase program of ADS as well as the

Annual Report on Form 20-F for the year ended December 31, 2024

€484.3 million special cash dividend paid in June 2022. Whereas €110.5 million cash generated was attributable to the Pfizer equity investment as part of our HZV collaboration.
Operation and Funding Requirements
As part of our capital allocation strategy, we expect to continue to incur operating expenses for the foreseeable future. We anticipate that our expenses will increase substantially if and as we and our collaborators:
•continue or expand our research or development of our programs in preclinical development;
•continue or expand the scope of our clinical trials for our product candidates;
•initiate additional preclinical, clinical, or other trials for our product candidates, including under our collaboration agreements;
•continue to invest in our immunotherapy platforms to conduct research to identify novel technologies;
•change or increase our manufacturing capacity or capability;
•change or add additional suppliers;
•add additional infrastructure to our quality control, quality assurance, legal, compliance and other groups to support our operations as a public company and our product development and commercialization efforts, including new and expanded sites globally;
•attract and retain skilled personnel;
•seek marketing approvals and reimbursement for our product candidates;
•develop our sales, marketing, and distribution infrastructure for our COVID-19 vaccine;
•enhance our commercial infrastructure for other product candidates for which we are seeking to obtain marketing approval;
•seek to identify and validate additional product candidates;
•acquire or in-license other product candidates and technologies;
•acquire other companies;
•make milestone or other payments under any in-license agreements;
•maintain, protect, defend, enforce and expand our intellectual property portfolio; and
•experience any delays or encounter issues with any of the above.
We are a party to license and research and development agreements with universities and other third parties, as well as patent assignment agreements, under which we have obtained rights to patents, patent applications and know-how. We enter into contracts in the normal course of business with CROs for clinical trials and clinical and commercial supply manufacturing, and with vendors for preclinical research studies and for other services and products for operating purposes. We work together with CMOs who manufacture our product candidates and products, and enter into lease agreements to lease laboratory, GMP manufacturing, storage and office spaces.
Purchase obligations under our agreements, to the extent that they are quantifiable and not cancellable, have been considered when defining our guidance for future cash commitments. Most of the committed cash outflow within one year is related to lease payments amounting to €48.1 million commitments under purchase agreements and contractual obligations amounting to €227.9 million. Further, we have lease payment obligations

Annual Report on Form 20-F for the year ended December 31, 2024 with an amount of €243.0 million and commitments under purchase agreements and contractual obligations of
€1,151.9 million for the years 2026 and beyond.
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
D. Trend Information
See the description of “Operating Results” as well as Liquidity and Capital Resources in this Item 5, “Business
Overview” in Item 4 and “Risk Factors” in Item 3 within this Annual Report.

Annual Report on Form 20-F for the year ended December 31, 2024

E. Critical Accounting Estimates
For a discussion of our Significant Accounting Judgments, Estimates and Assumption please refer to Note 3 to our consolidated financial statements included elsewhere in this Annual Report.
F. Comparison of the year ended December 31, 2023 and the year ended December 31, 2022
For a discussion of our operating results for the year ended December 31, 2022, and a comparison of the years ended December 31, 2023 and 2022, please refer to Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2023.
Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
Management Board (Vorstand)
In January 2024, our Supervisory Board unanimously appointed Annemarie Hanekamp to the Management
Board as our new Chief Commercial Officer (CCO), effective July 1, 2024. Annemarie Hanekamp replaced Sean
Marett, who retired as CCO and whose service contract and term of office ended prematurely by mutual agreement. Sean Marett entered into a 12-month consultancy agreement with the Company on July 1, 2024, to ensure a smooth transition of services.
The following table sets forth the names and functions of the current members of our Management Board, their ages as of December 31, 2024, and their terms:

Name	Age	Term Expires	Position
Prof. Ugur Sahin, M.D.	59	December 31, 2026	Chief Executive Officer
Annemarie Hanekamp(1)	44	June 30, 2028	Chief Commercial Officer
Jens Holstein	61	June 30, 2025(2)	Chief Financial Officer
Sierk Poetting, Ph.D.	50	November 30, 2026	Chief Operating Officer
Ryan Richardson	45	December 31, 2026	Chief Strategy Officer
James Ryan, Ph.D.	49	August 31, 2027	Chief Legal Officer and Chief Business Officer
Prof. Özlem Türeci, M.D.	56	May 31, 2025	Chief Medical Officer
(1)Appointed effective as of July 1, 2024. Annemarie Hanekamp replaced Sean Marett, who retired as CCO and whose service contract and term of office ended prematurely by mutual agreement. Sean Marett entered into a 12-month consultancy agreement with the Company on July 1, 2024, to ensure a smooth transition of services.
(2)Jens Holstein, our Chief Financial Officer, plans to retire at the end of his term. A successor will be announced in due course.
The business address of the members of our Management Board is the same as our business address: An der
Goldgrube 12, D-55131 Mainz, Germany.
The following is a brief summary of the business experience of the members of our Management Board
(including Sean Marett, who retired as planned from the Management Board of BioNTech as of June 30, 2024):
Prof. Ugur Sahin, M.D., co-founded BioNTech in 2008 and has served as our Chief Executive Officer since that time. He is a physician, immunologist and leader in the development of novel approaches to fight cancer and infectious diseases. Ugur Sahin is one of the world’s foremost experts on messenger ribonucleic acid (mRNA)
medicines. He has pioneered several fundamental breakthroughs enabling the development of mRNA vaccines and other types of immunotherapies. He initiated and oversaw “Project Lightspeed”, the historic development of the first mRNA vaccine for COVID-19, moving from lab and clinical testing to conditional approval within an unprecedented 11-month period. He also leads BioNTech’s research and development of neoantigen specific as well as non-neoantigen specific mRNA cancer immunotherapies, which can be individually tailored and produced

Annual Report on Form 20-F for the year ended December 31, 2024 on demand according to the profile of non-synonymous mutations identified by next-generation sequencing in patients’ tumors. Ugur Sahin is co-inventor of more than 500 filed patents applications and patents. His academic credentials include serving as a Full Professor in Translational Oncology & Immunology at Johannes
Gutenberg University in Mainz, Germany, where he was the supervisor of more than 50 Ph.D. students. He also holds the role of Chairman of the Scientific Management Board of the Helmholtz Institute for Translational
Oncology (HI-TRON). Based on his contributions to scientific discovery, Ugur Sahin has received numerous awards and recognitions, including the German Sustainability Award, the Mustafa Prize, and the German Cancer
Award. He is married to Özlem Türeci.
Annemarie Hanekamp is our Chief Commercial Officer. She joined BioNTech in 2024 and has more than 20 years of experience in the healthcare industry, including 15 years of commercial experience in companies ranging from early-stage biotechnology companies to full-scale pharmaceutical companies. She successfully delivered significant value in a broad range of roles: at Novartis (NYSE: NV), she led the U.S. and global teams through a time of strategic opportunities and operational headwinds following an unprecedented strong launch uptake of their novel treatment for prostate cancer. She was also responsible for building a new global oncology organization following a company-wide transformation. At Bristol-Myers Squibb Co. (NYSE: BMY), she held a pivotal role in evolving the company’s U.S. oncology strategy, resulting in significant and sustainable growth including an expanded market access as well as product launches. Annemarie Hanekamp holds degrees in biomedical sciences as well as organizational leadership.
Jens Holstein is our Chief Financial Officer. Prior to joining BioNTech in 2021, Jens was CFO of dual-listed
MorphoSys AG (Nasdaq/FWB: MOR) where he was instrumental in building a fully integrated biopharmaceutical company. Before joining MorphoSys in 2011, Jens Holstein served in multiple CFO positions as well as general management roles within the Fresenius SE Group. He served as Regional CFO for the region EME (Europe/
Middle East) and as Managing Director of Fresenius Kabi Deutschland GmbH. From 2006 to 2010, he was
Regional CFO of Fresenius Kabi Asia Pacific Ltd., based in Hong Kong. Prior to this appointment, Jens Holstein was Managing Director of Fresenius ProServe GmbH, and CFO and Labor Director of the company’s subsidiary
Wittgensteiner Kliniken AG. Earlier positions within Fresenius included General Manager of hospitalia care
GmbH, Commercial Manager of the Projects & Service business unit of Fresenius AG and Commercial Manager of hospitalia international GmbH. Jens Holstein also spent several years in the consulting industry, including in
M&A with positions in Frankfurt and London. Jens Holstein holds a Diploma in Business Administration from the
University of Münster, Germany. He is also a non-executive member of the board of directors at global genomic diagnostics company Veracyte Inc.
Sean Marett was our Chief Business Officer and Chief Commercial Officer until retiring from the Management
Board of BioNTech with effect as of June 30, 2024. He joined BioNTech in 2012. Prior to that, he worked in global strategic and regional marketing and sales roles at GlaxoSmithKline (NYSE: GSK) in the United States and Pfizer (NYSE: PFE) in Europe, before taking business development executive roles at Evotec (Nasdaq:
EVO; FWB: EVT) and Lorantis. He has successfully executed complex licensing transactions with large pharmaceutical companies, negotiated M&A transactions and raised finance from investors. Sean Marett built and ran a contract clinical manufacturing organization with operations across Europe and the United States for over half a decade for the contract manufacturer NextPharma. Sean Marett has been Chairman of PHMR Ltd, a company specializing in market access and pharmaceutical reimbursement, since 2017. He previously held non-
executive directorship of KWS BioTest Ltd (successfully sold to Charles River) from 2011 until 2018 and was a member of the investment committee of Mann BioInvest Ltd, a fund dedicated to biotechnology and pharmaceutical company investments from 2013 until 2016. He holds a BSc (Hons) in Biochemistry from Kings
College London and an MBA from Manchester Business School.
Sierk Poetting, Ph.D., is our Chief Operating Officer. He joined BioNTech in September 2014 from Novartis
(NYSE: NV), where he served in various positions from May 2012 to August 2014 as Vice President and Chief
Financial Officer for the Sandoz Division in North America. Sierk Poetting started his career as a consultant with
McKinsey & Company. A German citizen, Sierk Poetting holds a Master of Science in Optical Sciences from the
University of Arizona and a Ph.D. in Physics from the Ludwig-Maximilians University in Munich.
Ryan Richardson is our Chief Strategy Officer. He brings more than 20 years of experience in the healthcare and finance industries to BioNTech. Ryan joined BioNTech in 2018 as Senior Vice President, Corporate

Annual Report on Form 20-F for the year ended December 31, 2024

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
James Ryan, Ph.D., is our Chief Legal Officer and Chief Business Officer. He brings nearly 20 years of global legal and IP expertise in the pharmaceutical industry to BioNTech. James Ryan joined the Company in 2018 as
General Counsel and Senior Vice President Legal & IP and was appointed to Chief Legal Officer and a Member of the Management Board in 2023 and to Chief Business Officer in July 2024. He has guided BioNTech through a wide range of key business, IP and transactional activities, mergers and acquisitions, strategic collaborations and equity capital markets transactions, including the Company’s IPO in 2019. James Ryan and his teams played a pivotal role in the successful development of the Pfizer-BioNTech COVID-19 vaccine, supporting every legal aspect of the program, its launch and commercialization. Prior to joining BioNTech, he established the legal group of GW Pharmaceuticals (NASDAQ: GWPH), where he also served as Head of Legal Affairs. Earlier in his career, James Ryan worked for a number of UK and U.S. law firms, including Special Counsel at Covington &
Burling LLP, where he specialized in commercial and strategic transactions with a focus on companies in the life sciences sector. James has a Ph.D. in epigenetics from the University of St Andrews, is a member of the Law
Society of England & Wales, and is a member of the Law Society of Ireland.
Prof. Özlem Türeci, M.D., Co-founder and Chief Medical Officer of BioNTech, is a physician, immunologist, and cancer researcher with translational and clinical experience. She has helped lead the discovery of cancer antigens, the development of mRNA-based individualized and off-the-shelf immunotherapy candidates and other types of immunotherapies which are currently in clinical development. Özlem Türeci leads the clinical development of BioNTech’s “Project Lightspeed”, the company’s successful effort to develop and distribute an
mRNA-based vaccine against COVID-19, a historic achievement completed in less than one year. Özlem Türeci previously served as CEO and Chief Medical Officer of Ganymed Pharmaceuticals AG, which she co-founded with Ugur Sahin and Christoph Huber. She is also a professor for Personalized Immunotherapy at the University
Medical Center Mainz and the Helmholtz Institute for Translational Oncology Mainz (HI-TRON) and currently serves as President of the Association for Cancer Immunotherapy (CIMT) in Germany. She is a recipient of the
German Sustainability Award, among other notable recognitions. Özlem Türeci is married to Ugur Sahin.

Annual Report on Form 20-F for the year ended December 31, 2024

Supervisory Board (Aufsichtsrat)
The following table sets forth the names and functions of the members of our Supervisory Board during 2024, their ages as of December 31, 2024, their terms (which expire on the date of the relevant year’s general shareholders’ meeting) and their principal occupations outside of our Company:

Name	Age	Term Expires(1)	Principal Occupation

Helmut Jeggle (Chair Supervisory Board)	54	2026	Managing partner and entrepreneurial venture capital investor of Salvia GmbH (Supervisory Board member of 4SC AG, AiCuris AG and Tonies SE, Board Director at Bambusa Therapeutics Inc.)

Ulrich Wandschneider, Ph.D. (Deputy Chair Supervisory Board)	63	2027	Managing director of beebusy capital GmbH and independent consultant to companies in the lifescience and healthcare sector (Supervisory Board Member at Marienhaus GmbH)

Baroness Nicola Blackwood	45	2027
Managing Director and Chair of Oxford University Innovations
Limited (Equity Partner, ReCode Health Ventures LLC,
Trustee and Director of the Alan Turing Institute, Chair of the
Advisory Board of Genomics England Limited, Independent
NED on the RTW Biotech Opportunities Ltd.)

Prof. Anja Morawietz, Ph.D.	47	2026	Certified Public Accountant and Management Consultant, Professor of External Accounting and General Business Administration at the Nuremberg University of Applied Sciences Georg Simon Ohm

Michael Motschmann	67	2027	Member of the Management Board and head of equity investments of MIG Capital AG (Supervisory Board member AFFiRiS AG, APK AG, HMW-Emissionshaus AG and HMW- Innovations AG)

Prof. Rudolf Staudigl, Ph.D.	70	2026	Independent consultant (member of the Supervisory Board of TÜV Süd Aktiengesellschaft until 3 July 2024, member of the Supervisory Board of Groz-Beckert KG (Deputy Chair))
(1)Term expires as of the AGM during the years indicated.
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
Ulrich Wandschneider, Ph.D., has served as a member of our Supervisory Board since 2018. He has more than 20 years of experience in the healthcare sector as a manager in the operative business and as a member of boards and committees. He was a Partner at Arthur Andersen until 2002 and at Deloitte from 2002 to 2004 in the healthcare and life science sector for many years. From 2004 to 2016 Ulrich Wandschneider served as Chief
Executive Officer first of Mediclin AG later of Asklepios Kliniken GmbH & Co. KGaA. In addition to BioNTech SE, he is part of the Supervisory Board of Marienhaus GmbH, Chairman of the Board of Trustees of Oberberg GmbH

Annual Report on Form 20-F for the year ended December 31, 2024 and he serves as chairman or member of various Advisory Boards, such as chairman of the Advisory Board of
Argentum Pflege Holding GmbH and Panorama Fachklinik GmbH and member of the Advisory Board of Creative
Balloons GmbH.
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
Prof. Anja Morawietz, Ph.D., has served as a member of our Supervisory Board since 2022. She has been a professor of external accounting and general business administration at the Nuremberg University of Applied
Sciences Georg Simon Ohm since 2015. Her research areas are international and national accounting, current developments in corporate governance and sustainability reporting. She also works as a freelance auditor, particularly in audit-related consulting. Previously, she worked for ten years for auditing company KPMG AG, where she conducted audits of annual and consolidated financial statements and advised clients on accounting and regulatory issues. After training as a bank clerk at Norddeutsche Landesbank in Hanover, Anja Morawietz studied business administration at Goethe University in Frankfurt am Main, where she also completed her doctorate as an external doctoral candidate.
Michael Motschmann has served as a member of our Supervisory Board since 2008. He co-founded MIG
Verwaltungs AG, or MIG, in 2004, where he serves on the Management Board and as Head of Equity
Investments. In his role with MIG, Michael Motschmann currently serves on the supervisory boards of several private portfolio companies.
Prof. Rudolf Staudigl, Ph.D., has served as a member of our Supervisory Board since 2022. He studied chemistry at Ludwig Maximilian University of Munich, obtaining his Ph.D. (Dr. rer. nat) in 1981. After postdoctoral research at Harvard University (Cambridge, USA) and Ludwig Maximilian University, he joined Wacker
Chemitronic in 1983. Mr. Staudigl became Vice President of Operations at Wacker Siltronic Corporation
(Portland, Oregon, USA) in 1989 and President a year later. He joined the Executive Board of Wacker
Chemitronic in 1993. In 1995, Rudolf Staudigl was appointed to the Executive Board of Wacker Chemie. In May
2008, Rudolf Staudigl was appointed President & CEO of Wacker Chemie AG. Until July 2024, he was a
member of the Supervisory Board of TÜV Süd Aktiengesellschaft. He currently serves as Deputy Chairman of the Supervisory Board of Groz-Beckert.
B. Compensation
Amount of Compensation of Our Supervisory Board and Management Board Members
The compensation of the members of our Supervisory Board and Management Board is disclosed below in accordance with Section 162 Paragraph 1 of the German Stock Corporation Act, or AktG, and in line with our
Compensation Report published on our website at www.biontech.de.
Compensation is considered granted if it either has been actually received or the activities to which it relates have been performed. Compensation is considered owed if the compensation components are legally due, but have not yet been received. Where the preceding definition applies, compensation is referred to only as being
“granted and owed”. The Institute of Public Auditors in Germany, Incorporated Association (Institut der
Wirtschaftsprüfer, IDW) has provided two interpretations for the presentation. According to interpretation 1, compensation is only shown as granted and owed in the year in which it is received (inflow principle;
Zuflussprinzip). According to interpretation 2, compensation may also be disclosed in the compensation report for the financial year in which the activity underlying the compensation was performed (vesting principle;
Erdienungsprinzip). The Supervisory Board and the Management Board have decided to apply interpretation 2

Annual Report on Form 20-F for the year ended December 31, 2024 for short-term compensation components such as fixed compensation and short-term incentives, or STI, and interpretation 1 for share-based payments (including long-term incentives, or LTI). An approach which deviates from interpretation 1 was chosen because it allows a fair presentation of the actual benefits, which are, for example, subject to final underlying share price developments.
The total compensation granted or owed according to Section 162 Paragraph 1 AktG to all members of the
Supervisory Board and the Management Board for the years ended December 31, 2024 and 2023, is presented in the following sections.
Compensation of Our Supervisory Board Members
The compensation of our Supervisory Board reflects the duties, time commitment and demands of the role, the
Company’s market position, the need to be able to attract suitably qualified candidates and is designed to promote the Company’s long-term development and business strategy.
Under article 9 of the Company’s Articles of Association, our Supervisory Board receives 100% fixed compensation. All members of the Supervisory Board are also reimbursed for their expenses. While retaining the system for the compensation of Supervisory Board members, the compensation of the Supervisory Board and its committee members was adjusted during the year ended December 31, 2024, to take into account the increasing time commitment required from them in terms of their activities, responsibilities and necessary qualifications and competencies under German stock corporation and European laws and the life sciences industry. The new system was approved by the Annual General Meeting, or AGM, on May 17, 2024, and was
applied on a pro rata basis upon the entry of the revised Articles of Association in our Commercial Register on
August 30, 2024. Pursuant to Section 113 Paragraph 3 AktG, as amended by the Act Implementing the Second
Shareholder Rights Directive, a listed company’s AGM must pass a resolution on the compensation of its
Supervisory Board members at least every four years.
Until August 30, 2024, each member of the Supervisory Board received annual base compensation of €70,000
(the Chair and Vice Chair received €210,000 and €105,000, respectively). The Chair of the Audit Committee received an additional €30,000 per year. Other committee Chairs each received an additional €15,000 per year.
Each ordinary committee member received an additional €5,000 per committee. As of August 30, 2024, the members of the Supervisory Board receive annual base compensation of €120,000 (the Chair and Vice Chair receive €360,000 and €180,000, respectively). The Chair of the Audit Committee receives an additional €50,000 per year. Other committee Chairs each receive an additional €30,000 per year. Each ordinary committee member receives an additional €10,000 per committee.
Compensation is provided on a pro rata basis for individuals who are members of the Supervisory Board or a committee for part of the financial year. In 2023, this applied to Christoph Huber, who left as of our AGM on May
23, 2023, and Nicola Blackwood, who joined on the same date. Pro rata compensation was also paid to members of the Product Committee, which was established on October 1, 2023.
BioNTech also covers any value-added tax applicable to compensation or expense reimbursement.
Supervisory Board members are included in our D&O liability insurance and are co-insured at our expense.

Annual Report on Form 20-F for the year ended December 31, 2024

The compensation granted and owed to our Supervisory Board members during the years ended December 31,
2024 and 2023, is presented in the following table:

in thousands €(1)	Helmut Jeggle	Ulrich Wandschneider, Ph.D.	Baroness Nicola Blackwood(2)	Prof. Christoph Huber, M.D.(3)	Prof. Anja Morawietz, Ph.D.	Michael Motschmann	Prof. Rudolf Staudigl, Ph.D.
	Chair	Vice Chair
Base Compensation
2024	261	130	87	—	87	87	87
2023	210	105	42	28	70	70	70
Committee Compensation
2024	27	27	13	—	43	13	27
2023	16	9	4	2	35	10	20
Total
2024	288	157	100	—	130	100	114
2023	226	114	46	30	105	80	90
(1)The concept of compensation being granted or owed is described in the above section “Amount of Compensation of Our
Supervisory Board and Management Board Members”.
(2)Nicola Blackwood was appointed to the Supervisory Board by the AGM on May 25, 2023.
(3)Christoph Huber retired from the Supervisory Board on May 25, 2023.
Compensation of the Members of Our Management Board
We have entered into agreements with all current members of our Management Board. We believe that the agreements between us and the members of our Management Board provide for payments and benefits
(including upon termination of employment) that are in line with customary market practice.
Fixed compensation is primarily paid out as a salary in twelve monthly installments within a calendar year. All of the Management Board members’ activities for BioNTech Group companies are compensated by their base compensation of €550,000 (in the case of Ugur Sahin, €700,000), during each of the years ended December 31,
2024 and 2023. Annemarie Hanekamp’s appointment on July 1, 2024, led to an effective annual fixed compensation of €275,000 during the year ended December 31, 2024. Due to Sean Marett’s retirement on June
30, 2024, his effective annual fixed compensation during the year ended December 31, 2024, was €275,000.
James Ryan’s effective annual fixed compensation during the year ended December 31, 2023, was €183,333 due to his appointment to the Management Board as of September 1, 2023. His compensation is partly paid in the U.K. (in GBP) by the Company’s subsidiary, BioNTech UK Limited, and partly in Germany (in Euro).
The Management Board’s service agreements also include an STI compensation component, which is an annual performance-related bonus for the years of their respective service periods. The payout amount of the short-term incentive compensation depends on the achievement of certain financial and non-financial performance criteria of the Group in a particular financial year, which goals are set uniformly for all members of the Management
Board. The Supervisory Board exercises reasonable discretion in determining whether such criteria have been achieved. 50% percent of the compensation is paid following determination of the actual achievement of the performance targets at the end of the calendar month following the date on which the Supervisory Board has approved the consolidated financial statements of the Company for the financial year that is relevant for the determination of the STI (first installment) and is considered granted and owed in accordance with Section 162
AktG in the same financial year in which the activity to which the compensation relates was performed. The remaining amount (second installment) is subject to adjustments in relation to the development of the share price between the determination date, when the STI achievement is determined, and the respective anniversary of that date (i.e., in the event of an increase or decrease in the share price, based on the market price of ADSs representing our ordinary shares, the payment amount is multiplied by the factor of the development of the share

Annual Report on Form 20-F for the year ended December 31, 2024 price). The second installment is also considered granted and owed in accordance with Section 162 AktG in the same financial year in which the activity to which the compensation relates was performed, as the Management
Board member had already completed the activity to which it relates. During the year ended December 31, 2024, the maximum short-term incentive compensation for Ugur Sahin, Jens Holstein, Sierk Poetting, Ryan
Richardson, James Ryan and Özlem Türeci was €350,000 for Ugur Sahin and €300,000 for the other
Management Board members. Based on the 2024 target achievement of 74%, the annual bonus amounts for
Ugur Sahin, Jens Holstein, Sierk Poetting, Ryan Richardson, James Ryan and Özlem Türeci for the year ended
December 31, 2024, amounted to €259,000; €222,000; €222,000; €222,000; €222,000; and €222,000,
respectively. Following Sean Marett's retirement from the Management Board with effect as of June 30, 2024, his maximum short-term incentive compensation was defined on a pro-rata basis and thus amounted to €150,000, for the year ended December 31, 2024. Pursuant to his separation agreement (see below in this section), he was granted a guaranteed pro rata bonus in the amount of 100% of the maximum amount, that was paid out in
June 2024. Following Annemarie Hanekamp’s appointment to the Management Board with effect as of July 1,
2024, starting for the first time in the 2025 financial year, her maximum short-term compensation amounted to
€275,000. For the year ended December 31, 2024, she was granted a pro-rata temporis guaranteed bonus in the amount of 50% of the maximum amount, i.e., €137,500. The first half of the corresponding net amount is to be paid out in April 2024 and the second half in January 2026, irrespective of the share price performance.
During the year ended December 31, 2023, the maximum short-term incentive compensation for Ugur Sahin,
Jens Holstein, Sean Marett, Sierk Poetting, Ryan Richardson and Özlem Türeci was €350,000 for Ugur Sahin and €300,000 for each other Management Board member. As James Ryan was appointed to the Management
Board on September 1, 2023, his maximum short-term compensation was defined on a pro rata basis and amounted to €100,000. Based on the 2023 target achievement of 90%, the annual bonus amounts for Ugur
Sahin, Jens Holstein, Sean Marett, Sierk Poetting, Ryan Richardson, James Ryan and Özlem Türeci for the year ended December 31, 2023, amounted to €315,000 for Ugur Sahin, €90,000 for James Ryan and €270,000 for
each other Management Board member.
Our Management Board’s service agreements provide for long-term, four-year incentive compensation
(Management Board Grant - LTI) through an annual grant of options to acquire BioNTech shares at the end of the respective waiting periods of such agreements. The options are subject to the terms and conditions of the respective authorizations of the AGM creating our Employee Stock Ownership Plan, or ESOP, and the applicable option agreements. During the year ended December 31, 2024, the number of options granted to Ugur Sahin,
Jens Holstein, Sean Marett, Sierk Poetting, Ryan Richardson, James Ryan and Özlem Türeci were calculated based on a target value of €1,050,000 for Ugur Sahin and €550,000 for each other Management Board member.
Upon Sean Marett’s resignation from the Management Board with effect as of June 30, 2024, the LTI 2024 grant relating to the first six months of 2024 to which he was contractually entitled was immediately forfeited due to his resignation. Following Annemarie Hanekamp's appointment on July 1, 2024, she received a guaranteed pro rata
LTI grant of €275,000 for the period from July 1, 2024 to December 31, 2024. This amount reflects 50% of the annual target value and will be made available in shares or as a cash payment in 2025. Starting January 1,
2025, Annemarie Hanekamp will participate in the LTI plan in force with a target value of €550,000.
During the year ended December 31, 2023, the number of options granted to Ugur Sahin, Jens Holstein, Sean
Marett, Sierk Poetting, Ryan Richardson and Özlem Türeci was calculated based on a target value of
€1,050,000 for Ugur Sahin and €550,000 for each other Management Board member. As the LTI was allocated prior to James Ryan’s appointment to the Management Board, he received a one-time signing cash payment of
€180,000 instead.
Taking the requirements of Section 87a Paragraph 1 AktG into account, the Supervisory Board proposed, and a large majority of 97.33% of votes cast at the AGM on May 17, 2024 approved, a new compensation system, which is designed to further develop the previous system while retaining its basic structure, effective as of
January 1, 2025. BioNTech has concluded new service agreements with the Management Board (also effective as of January 1, 2025) to reflect the new compensation system. The then-current compensation system, as approved by the AGM on June 22, 2021, is applied whenever agreements are entered into, amended or extended and includes specific provisions with respect to benefits upon termination. Both the then-current and the new compensation systems are available online on our website at www.biontech.de. The information and

Annual Report on Form 20-F for the year ended December 31, 2024 other content appearing on our website are not incorporated by reference into this Annual Report and our website address is included in this report as an inactive textual reference only.
The total compensation granted or owed to all members of the Management Board for the years ended
December 31, 2024 and 2023, is presented in the table below.

in thousands €	Prof. Ugur Sahin, M.D.	Annemarie Hanekamp	Jens Holstein	Sean Marett(10)	Sierk Poetting, Ph.D.	Ryan Richardson	James Ryan, Ph.D.(2)	Prof. Özlem Türeci, M.D.
Fixed compensation(1)
2024	700	275(11)	550	275	550	550	550	550
2023	700	—	550	550	550	550	183	550
Fringe benefits(3)
2024	5	64	5	15	19	27	109	—
2023	6	—	5	12	5	26	—	—
Short-term incentive – first installment(4)
2024	130	69(12)	111	150(14)	111	111	111	111
2023	158	—	135	135	135	135	45	135
Short-term incentive – second installment(5)
2024	130	69(12)	111	—(14)	111	111	111	111
2023	158	—	135	135	135	135	45	135
Other variable compensation
2024	—	1,250(13)	—	—	—	—	—	—
2023	—	—	600(7)	—	—	—	180(6)	—
Share-based payments (incl. long- term incentive)(8)
2024
Management Board Grant - LTI	4,386	—	—	—	1,774	1,785	—	1,754
CEO Grant 2019	259,531	—	—	—	—	—	—	—
2023
ESOP 2018(9)	—	—	—	19,289	—	—	—	—
Total
2024	264,882	1,727	777	440	2,565	2,584	881	2,526
2023	1,022	—	1,425	20,121	825	846	453	820
(1)For James Ryan, a part of the fixed compensation was paid by BioNTech UK Limited, a subsidiary of BioNTech SE.
Approximately 30% of his total compensation is attributable to his position as a member of the Management Board and approximately 70% is attributable to his position as a director of BioNTech UK Limited.
(2)James Ryan’s compensation for the year ended December 31, 2023 was granted on a pro rata basis starting as of his appointment to the Management Board on September 1, 2023.
(3)Includes social security, health and additional insurance, company bike and travel expenses. Other fringe benefits which are integral to the performance of business duties, such as costs for security services, are not included in the amount.
(4)The STI in a given year is always paid out in two installments over two years. The first STI installment for the year ended
December 31, 2024, will be paid out in April 2025, the month after the approval of the 2024 consolidated financial

Annual Report on Form 20-F for the year ended December 31, 2024 statements. This installment was considered granted and owed in 2024, the year in which the activity to which the compensation relates was performed. The first STI installment for the year ended December 31, 2023, was considered granted and owed in 2023 and was paid out in April 2024.
(5)The second STI installment for the year ended December 31, 2024 was also considered granted and owed in 2024, as the Management Board had already completed the activity to which it relates. It will be paid out in February 2026 (subject to an adjustment due to the share-price development). The second STI installment for the year ended December 31,
2023, was considered granted and owed in 2023 and was paid out in February 2025 with adjustments due to the share-
price development. The amounts ultimately paid were as follows: Ugur Sahin €183 thousand, Jens Holstein
€157 thousand, Sean Marett €157 thousand, Sierk Poetting €157 thousand, Ryan Richardson €157 thousand, James
Ryan €52 thousand and Özlem Türeci €157 thousand.
(6)During the year ended December 31, 2023, James Ryan received a one-time signing cash payment of €180,000 as part of his appointment to the Management Board. The one-time signing cash payment provided compensation in lieu of participation in the LTI 2023 program, as the awards were allocated before his appointment and a pro rata allocation for
2023 would not have been permitted under the AGM authorizations then in force. Under those authorizations, which were modified by the May 17, 2024 AGM, ESOPs could only be issued within the first six months of each calendar year. To further strengthen his commitment to the Company, James Ryan used £50,000 (net of costs and expenses) to purchase
BioNTech shares during the year ended December 31, 2024.
(7)During the year ended December 31, 2023, upon the recommendation of the Compensation, Nomination and Corporate
Governance Committee, the Supervisory Board approved a special payment in the gross amount of €600,000 to Jens
Holstein, of which €150,000 (net of costs and expenses) was used to purchase 1,620 BioNTech shares during the year ended December 31, 2023.
(8)Explanations of our share-based payment arrangements are given in Note 16 “Share-Based Payments” to our consolidated financial statements included elsewhere in this Annual Report. The benefits from our share-based payment arrangements (including long-term incentive) are considered granted and owed when the awards are settled. During the years ended December 31, 2023 and 2024, this principle applied to the option rights granted under the ESOP 2018
Program, CEO Grant 2019 and LTI 2020 Program as a result of their exercise and settlement.
(9)The amount shown is related to the option rights granted one-time under the ESOP 2018 Program. The table shows the implied market value calculated using the closing price of an ADS of BioNTech on Nasdaq on the last day preceding the exercise date converted from USD to Euro using the exchange rate published by the German Central Bank (Deutsche
Bundesbank) on the same day, as well as applying the effective exercise price and maximum cap mechanism. The implied market value may vary from the benefit in kind. They are not to be seen as cash payments to the Management
Board, as the exercise was settled by delivering ADSs.
(10) Sean Marett’s compensation for the year ended December 31, 2024, was granted on a pro rata basis through his retirement with effect as of June 30, 2024.
(11)Annemarie Hanekamp was appointed to the Management Board as Chief Commercial Officer (CCO) with effect as of July
1, 2024. Her compensation for the year ended December 31, 2024, was granted on a pro-rata basis.
(12)For the year ended December 31, 2024, Annemarie Hanekamp was granted a guaranteed pro rata bonus in the amount of 50% of the maximum amount, i.e., €137,500. The first half of the corresponding net amount is to be paid out in April
2024 and the second half in January 2026, irrespective of the share price performance.
(13)The Supervisory Board granted Annemarie Hanekamp a one-time signing bonus of €1,750,000 as of her appointment.
Out of this amount, €1,250,000 was paid as a cash bonus in July 2024. The remainder of €500,000 will be granted in shares (and considered owed) in July 2028 or, at the earliest possible date after a potential blackout period, provided she is still a Management Board Member on June 30, 2028.
(14)For the year ended December 31, 2024, Sean Marett was granted a guaranteed pro rata bonus in the amount of 100% of the maximum amount pursuant to his separation agreement, that was paid out in June 2024. For further information, see below.

Annual Report on Form 20-F for the year ended December 31, 2024

As part of Sean Marett’s retirement from the Management Board with effect as of June 30, 2024, he and the
Supervisory Board entered into a separation agreement. Pursuant to this separation agreement, the following payments apply subsequently to his termination and thus as a former Management Board member:
•a severance payment of €275,000 payable in monthly installments equivalent to the annual base fixed salary for the remainder of his original term of appointment until December 31, 2024;
•an additional payment of €39,000 in respect of the 2024 STI to compensate him for the difference between the 2024 target achievement of Management Board members of 74% (additional payment is already reflected in the above total compensation granted and owed table) and his guaranteed pro rata
STI bonus in the amount of 100% of his maximum amount pursuant to his separation agreement; and
•a grant of 5,760 phantom options representing one-quarter of the 2024 LTI award, which are subject to the same conditions and waiting period that apply to the 2024 LTI awards granted to the Management
Board; all previous granted option rights will be dealt with in accordance with the LTI terms.
In addition, to ensure a smooth transition of services, Sean Marett entered into a 12-month consultancy agreement with the Company on July 1, 2024, resulting in a compensation of €477,030 during the year ended
December 31, 2024.

Annual Report on Form 20-F for the year ended December 31, 2024

Share-Based Payment Arrangements
The table below provides an overview of the share options and other share-based payment instruments allocated to our Management Board and outstanding as of December 31, 2024.

	Grant Date / Allocation Date	Number of Ordinary Shares Underlying Share Options / Number of Phantom Share Options	Option Exercise Price (€)(11)	Earliest Option Exercise Date(9)	Option Expiration Date	Name of the Program
Prof. Ugur Sahin, M.D.	10/9/2019(1)	—	13.74	10/9/2023	10/9/2029	CEO Grant 2019
	2/13/2020(2)	—	29.63	2/13/2024	2/13/2030	LTI 2020(10)
	5/12/2021(3)	17,780	178.29	5/12/2025	5/12/2031	LTI 2021(10)
	5/31/2022(4)	19,997	146.40	5/31/2026	5/31/2032	LTI 2022(10)
	5/22/2023(5)	38,506	109.67	5/22/2027	5/22/2033	LTI 2023(10)
	8/26/2024(6)	53,233	75.91	8/26/2028	8/26/2034	LTI 2024(10)
Jens Holstein	5/17/2021(3)	6,463	179.83	5/17/2025	5/17/2031	LTI 2021(10)
	7/1/2021(8)	4,246	n/a(8)	7/1/2025(8)	n/a(8)	Signing Bonus
	5/31/2022(4)	14,664	146.40	5/31/2026	5/31/2032	LTI 2022(10)
	5/22/2023(5)	18,416	109.67	5/22/2027	5/22/2033	LTI 2023(10)
	8/26/2024(6)	25,459	75.91	8/26/2028	8/26/2034	LTI 2024(10)
Sean Marett(12)	2/13/2020(2)	38,968	29.63	2/13/2024	2/13/2030	LTI 2020(10)
	5/12/2021(3)	5,334	178.29	5/12/2025	5/12/2031	LTI 2021(10)
	5/31/2022(4)	7,332	146.40	5/31/2026	5/31/2032	LTI 2022(10)
	5/22/2023(5)	4,604	109.67	5/22/2027	5/22/2033	LTI 2023(10)
Sierk Poetting, Ph.D.	13/2/2020(2)	—	29.63	2/13/2024	2/13/2030	LTI 2020(10)
	5/12/2021(3)	7,112	178.29	5/12/2025	5/12/2031	LTI 2021(10)
	5/31/2022(4)	14,664	146.40	5/31/2026	5/31/2032	LTI 2022(10)
	5/22/2023(5)	18,416	109.67	5/22/2027	5/22/2033	LTI 2023(10)
	8/26/2024(6)	25,459	75.91	8/26/2028	8/26/2034	LTI 2024(10)
Ryan Richardson	2/13/2020(2)	—	29.63	2/13/2024	2/13/2030	LTI 2020(10)
	5/12/2021(3)	6,163	178.29	5/12/2025	5/12/2031	LTI 2021(10)
	5/31/2022(4)	7,465	146.40	5/31/2026	5/31/2032	LTI 2022(10)
	5/22/2023(5)	18,416	109.67	5/22/2027	5/22/2033	LTI 2023(10)
	8/26/2024(6)	25,459	75.91	8/26/2028	8/26/2034	LTI 2024(10)
James Ryan, Ph.D.(7)	12/15/2020	1,163	n/a	12/15/2024	n/a	LTI 2020 (EEP)
	12/10/2021	313	n/a	12/10/2025	n/a	LTI 2021 (EEP)
	12/9/2022	740	n/a	12/9/2026	n/a	LTI 2022 (EEP)
	12/8/2023	750	n/a	12/8/2027	n/a	LTI 2023 (EEP)
	8/26/2024(6)	25,459	75.91	8/26/2028	8/26/2034	LTI 2024(10)
Prof. Özlem Türeci, M.D.	2/13/2020(2)	—	29.63	2/13/2024	2/13/2030	LTI 2020(10)
	5/12/2021(3)	7,112	178.29	5/12/2025	5/12/2031	LTI 2021(10)
	5/31/2022(4)	14,664	146.40	5/31/2026	5/31/2032	LTI 2022(10)
	5/22/2023(5)	18,416	109.67	5/22/2027	5/22/2033	LTI 2023(10)
	8/26/2024(6)	25,459	75.91	8/26/2028	8/26/2034	LTI 2024(10)
(1)Options vested in four equal installments on October 9 of 2020, 2021, 2022 and 2023. The entire award became exercisable in 2023. The options were exercised in 2024.
(2)Options vested in four equal installments on February 13 of 2021, 2022, 2023 and 2024, are now exercisable following the expiry of the waiting period on February 13, 2024, and can only be exercised during defined exercise windows under

Annual Report on Form 20-F for the year ended December 31, 2024 our ESOP. Apart from Sean Marett, who did not exercise the options during 2024, all other options were exercised by the respective Management Board members.
(3)Phantom share options were issued which vest in four equal installments on May 12 of 2022, 2023, 2024 and 2025 for all
Management Board members except Jens Holstein, and in the case of Jens Holstein, vest in four equal installments on
May 17 of the same years. The options will not become exercisable before the expiry of the waiting period on May 12,
2025 and May 17, 2025, respectively, and can only be exercised during defined exercise windows.
(4)Phantom share options were issued which vest in four equal installments on May 31 of 2023, 2024, 2025 and 2026 for all
Management Board members. These phantom options will not become exercisable before the expiry of the waiting period on May 31, 2026, and can only be exercised during defined exercise windows.
(5)Options vest in four equal installments on May 22 of 2024, 2025, 2026 and 2027. The options will not become exercisable before the expiry of the waiting period on May 22, 2027, and can only be exercised during defined exercise windows.
(6)Options vest in four equal installments on August 26 of 2025, 2026, 2027 and 2028. The options will not become exercisable before the expiry of the waiting period on August 26, 2028, and can only be exercised during defined exercise windows.
(7)As James Ryan was not part of the Management Board at the time the 2023 LTI award was allocated, he did not receive any options under this plan. Prior to his appointment, RSUs were granted to him under the BioNTech 2020 Employee
Equity Plan (EEP). RSUs issued under the LTI 2020 (EEP), LTI 2021 (EEP), LTI 2022 (EEP) and LTI 2023 (EEP)
programs vest annually in equal installments over four years commencing in December 2021, December 2022 and
December 2023 respectively and will be settled after a waiting period of four years. n/a = not applicable.
(8)In connection with Jens Holstein’s appointment to the Management Board as Chief Financial Officer on July 1, 2021, the
Supervisory Board granted him a one-time signing bonus of €800,000 in the form of 4,246 phantom shares. The phantom shares vest in four equal installments on July 1 of 2022, 2023, 2024 and June 30, 2025 but will only be settled in cash on
July 1, 2025. The cash payment is subject to an effective settlement closing price cap. This means that the settlement closing price shall effectively be adjusted to ensure that the current price of an ADS as of the settlement date does not exceed 800% of the cash payment, which in respect of all phantom shares shall not exceed €6.4 million.
(9)Indicates the end of the respective waiting periods. Additional restrictions with respect to exercise windows may apply.
(10)Management Board Grant (Long-Term Incentive) in the respective years.
(11)All options are subject to an effective exercise price cap. This means that the exercise price shall be adjusted to ensure that the current price of an ADS as of the exercise date does not exceed 800% of the exercise price. For the ESOP 2018
Program and the CEO Grant 2019, the maximum economic benefit receivable for any exercised option was capped at
$240.00 and the effective exercise price was capped at a Euro amount equivalent to $30.00. For the LTI 2020, the maximum economic benefit receivable is capped at $246.24, and the effective exercise price is capped at a Euro amount equivalent to $30.78. For the phantom share options issued under the LTI 2021 and 2022 programs and the options issued under the LTI 2023 and 2024 programs, the maximum compensation that each member is entitled to receive, together with other compensation components received in the respective grant year, shall not exceed €20.0 million for
Ugur Sahin and €10.0 million for all others.
(12)Upon Sean Marett’s resignation from the Management Board with effect as of June 30, 2024, the LTI 2024 grant relating to the first six months of 2024 to which he was contractually entitled was immediately forfeited due to his resignation. As part of Sean Marett’s retirement from the Management Board, he and the Supervisory Board entered into a separation agreement, details of which are outlined in the section “Compensation of the Members of Our Management Board”
above.
Management Board Grant (Long-Term Incentive)
Our Management Board’s service agreements provide for long-term, P4Y-year incentive compensation
(Management Board Grant - LTI) through an annual grant of options to acquire BioNTech shares at the end of the respective waiting periods of such agreements. The options are subject to the terms and conditions of the respective authorizations of the AGM creating our Employee Stock Ownership Plan, or ESOP, and the applicable option agreements.
The allocation of options in 2020 occurred in February 2020. In May 2021 and May 2022, Management Board
members received phantom options equivalent to the number of options they would have been entitled to receive for 2021 and 2022. During 2023 and 2024, options were granted in May 2023 and August 2024, respectively.

Annual Report on Form 20-F for the year ended December 31, 2024

For the awards allocated as of February 13, 2020; May 12, 2021; May 17, 2021; May 31, 2022; May 22, 2023;
and August 2024, the exercise prices are $30.78 (€29.63); $185.23 (€178.29); $186.83 (€179.83); $152.10
(€146.40), $113.94 (€109.67) and €75.91 respectively (all conversions from USD to EUR are calculated using the foreign exchange rate as published by the German Central Bank (Deutsche Bundesbank) as of December
31, 2024).
All options are subject to an effective exercise price cap, which means that the exercise price shall be adjusted to ensure that the current price of an ADS as of the exercise date does not exceed 800% of the exercise price.
For the LTI 2020, the maximum economic benefit receivable is capped at $246.24, and the effective exercise price is capped at a Euro amount equivalent to $30.78. For the phantom share options issued under the LTI
2021 and 2022 programs and the options issued under the LTI 2023 and 2024 programs, the maximum compensation that each member is entitled to receive, together with other compensation components received in the respective grant year, shall not exceed €20.0 million for Ugur Sahin and €10.0 million for all others.
The options vest annually in equal installments over four years commencing on the first anniversary of the allocation date and become exercisable four years after the allocation date. Vested options can only be exercised if each of the following performance criteria has been achieved: (i) at the time of exercise, the current price is equal to or greater than the threshold amount (that is, the exercise price, provided that such amount increases by seven percentage points on each anniversary of the allocation date); (ii) at the time of exercise, the current price is at least equal to the target price (that is, (a) for the twelve-month period starting on the fourth anniversary of the allocation date, $8.5 billion divided by the total number of the ordinary shares outstanding immediately following the initial public offering (other than ordinary shares owned by BioNTech), and (b) for each twelve-month period starting on the fifth or subsequent anniversary of the allocation date, 107% of the target share price applicable for the prior twelve-month period); and (iii) the closing price for the fifth trading day prior to the start of the relevant exercise window is higher than the exercise price by at least the same percentage by which the Nasdaq Biotechnology Index (or a comparable successor index) is higher than it was on the last trading day before the allocation date. Following the expiry of the waiting period, option rights may be exercised during the exercise windows set out in the ESOP agreement. Option rights can be exercised up to ten years after the allocation date, after which they will be forfeited without compensation.
During the year ended December 31, 2023, the options granted under the LTI 2020 program vested and were almost entirely exercised in 2024, with the exception of 38,968 options held by Sean Marett. During the year ended December 31, 2024, the options granted under the LTI 2024 program were allocated to Ugur Sahin, Jens
Holstein, Sierk Poetting, Ryan Richardson, James Ryan and Özlem Türeci. Although Sean Marett resigned from the board as of June 30, 2024, according to his service agreement, he would have been entitled to an LTI 2024 grant within the first six months of 2024. However, upon his retirement from the Management Board, all unvested options from the LTI 2021, LTI 2022, LTI 2023, and LTI 2024 programs were immediately forfeited. Annemarie
Hanekamp joined the Management Board on July 1, 2024, after the allocation of the LTI 2024 grant. She received a pro rata LTI grant of €275,000 (reflects 50% of the annual target value) that will be made in shares or as a cash payment in 2025. She will participate in the applicable LTI plan as in force starting January 1, 2025.
Chief Executive Officer Grant (CEO Grant 2019)
In September 2019, we granted Prof. Ugur Sahin, M.D., an option to purchase 4,374,963 of our shares under the
ESOP 2017/2019 program. All of these option rights vested and became exercisable in 2023, and were exercised on August 9, 2024, with an exercise price for each option of €13.74 ($15.00) calculated using the foreign exchange rate published by the German Central Bank (Deutsche Bundesbank) on the day before the exercise date and by applying the effective exercise cap and the maximum cap mechanism as disclosed above.
The closing price of one ADS on Nasdaq on the settlement date converted from U.S. Dollars to Euro using the exchange rate published by the German Central Bank (Deutsche Bundesbank) on the same day was 73.68 and led to an intrinsic value of the exercised options of €259.5 million.
In August 2024, the Supervisory Board determined that the award would be settled by the delivery of treasury shares (in the form of ADSs) equal to the net value of the exercised option rights after deduction of (i) the exercise price and (ii) the applicable wage taxes (including solidarity surcharge and church tax, if applicable) and social security contributions resulting from the exercise.

Annual Report on Form 20-F for the year ended December 31, 2024

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

Annual Report on Form 20-F for the year ended December 31, 2024

Supervisory Board
German law requires that the Supervisory Board consists of at least three members, while a company’s articles of association may stipulate a certain higher number. Our Supervisory Board currently consists of six members.
As we are not subject to co-determination, the members of our Supervisory Board are all elected by the shareholders’ meeting in accordance with the provisions of the SE Regulation and the German Stock
Corporation Act (Aktiengesetz). German law does not require the majority of our Supervisory Board members to be independent and neither our Articles of Association (Satzung) nor the rules of procedure for our Supervisory
Board provide otherwise. As per our Supervisory Board’s assessment, an appropriate number of shareholder representatives on the Supervisory Board (i.e. the entire Supervisory Board) are independent if the Supervisory
Board has two independent members. The Supervisory Board considers Helmut Jeggle and Michael
Motschmann to be independent irrespective of the fact that they will soon have been members of the
Supervisory Board for a period of more than 14 years. As stated in the declaration to the German Corporate
Governance Code, or the Corporate Governance Code, (Entsprechenserklärung) published by the Company on
February 27, 2025 pursuant to Section 161 para. 1 of the German Stock Corporation Act (Aktiengesetz), which in accordance with the Corporate Governance Code is issued in connection with the Declaration pursuant to
Section 315d in conjunction with Section 289f of the German Commercial Code (HGB), the length of membership does not give rise to any fears of material conflicts of interest on the part of the members of the
Supervisory Board and therefore does not stand in the way of their independence. However, the rules of procedure for our Supervisory Board provide that the Supervisory Board should have an independent member with expertise in the field of accounting, internal control processes and auditing. Ulrich Wandschneider, Anja
Morawietz, Michael Motschmann and Rudolf Staudigl fulfill this role.
Under European law, a member of a supervisory board of an SE may be elected for a maximum term to be specified in the articles of association, which must not exceed six years. Re-election, including repeated re-
election, is permissible. The shareholders’ meeting may specify a term of office for individual members or all of the members of our Supervisory Board which is shorter than the standard term of office and, subject to statutory limits, may set different start and end dates for the terms of members of our Supervisory Board. Our Articles of
Association provide for a term of approximately five years, depending on the date of the annual general shareholders’ meeting in the year in which the term of the relevant member is to expire.
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

Annual Report on Form 20-F for the year ended December 31, 2024 event of a tie, the chairperson of the Supervisory Board has the casting vote. Our Supervisory Board is not permitted to make management decisions, but in accordance with European and German law and in addition to its statutory responsibilities, it has determined that certain matters require its prior consent, including:
•entering into certain large transactions;
•acquiring any material interests in businesses of third parties (except group companies) or disposing of material assets or shares of the Group (other than in relation to an internal reorganization);
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
Our Supervisory Board conducted a self-assessment for the year ended December 31, 2024. It covered all key aspects of the Supervisory Board’s work, including its committees, its composition, its competence profile, its main topics and its relationship with the Management Board. The results of the self-assessment have been evaluated and will subsequently be presented to the Supervisory Board. Based on the self-assessment, the
Supervisory Board believes that it, its committees and the Management Board continue to operate at a professional and cooperative level. No fundamental need for change was identified.
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
The Supervisory Board has established an Audit Committee, a Compensation, Nominating, Governance
Committee, a Capital Markets Committee and a Product Committee by resolution. Set forth in the table below are the members of the respective committees during the year ended December 31, 2024.

Annual Report on Form 20-F for the year ended December 31, 2024

Name of Committee	Members

Audit Committee	Prof. Anja Morawietz, Ph.D. (Chair), Prof. Rudolf Staudigl, Ph.D and Ulrich Wandschneider, Ph.D.

Compensation, Nominating and Corporate Governance Committee	Prof. Rudolf Staudigl, Ph.D. (Chair), Baroness Nicola Blackwood and Michael Motschmann.

Capital Markets Committee	Helmut Jeggle (Chair), Prof. Anja Morawietz, Ph.D. and Michael Motschmann

Product Committee	Ulrich Wandschneider, Ph.D. (Chair), Baroness Nicola Blackwood and Helmut Jeggle
Audit Committee
Our Audit Committee for the year ended December 31, 2024 consisted of Anja Morawietz. (Chair), Rudolf
Staudigl and Ulrich Wandschneider. The Audit Committee assists the Supervisory Board in overseeing the accuracy and integrity of our financial statements, our accounting and financial reporting processes and audits of our financial statements, the effective functioning of our internal control system, our risk management system, our compliance with legal and regulatory requirements, our independent auditor’s qualifications and independence, the performance of the independent auditor and the effective functioning of our internal audit functions, and, subject to certain limitations, adopts and implements pertinent decisions on behalf of the
Supervisory Board. The Audit Committee’s duties and responsibilities to carry out its purpose, include, among others:
•oversight of the Company’s accounting, sustainability reporting, financial reporting processes, sustainability reporting processes and the audit of the annual financial statements and the consolidated financial statements and the (group) management reports and sustainability report and the effectiveness of the internal control system;
•oversight of the effectiveness of the Risk Management System and the internal Audit System;
•monitoring the independent audit, in particular the selection and independence of the auditor, the quality of the audit and the additional services provided by the auditor;
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
•reviewing and discussing with the independent auditor the annual audit plan and overall auditing strategy, the independent auditor's responsibilities and the management's responsibilities under the auditing process, and reviewing with the independent auditor and management the critical accounting policies and practices to be applied;
•reviewing of alternative treatments of financial information discussed by the independent auditor and the board, the implications of using such alternative disclosures and treatments, and the independent auditor's preferred treatment;

Annual Report on Form 20-F for the year ended December 31, 2024

•reviewing and discussing with the independent auditor and management the adequacy and effectiveness of our internal accounting controls and critical accounting policies;
•reviewing and discussing with the independent auditor and management the results of our annual audit;
•reviewing non-financial reporting;
•reviewing the effectiveness of the compliance management system;
•reviewing, approving and monitoring any related party transactions in accordance with SEC regulations or German law and reviewing and monitoring potential conflict of interest situations on an ongoing basis for compliance with our policies and procedures; and
•overseeing procedures for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters or other matters of compliance.
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
All members of the Audit Committee qualify as “independent directors” as such term is defined in Rule 10A-3 under the Exchange Act and Nasdaq Rule 5605. Additionally, our Supervisory Board has determined that Anja
Morawietz, Rudolf Staudigl and Ulrich Wandschneider qualify as “audit committee financial expert” as that term is defined under the Exchange Act. In addition, Anja Morawietz as Chair of the Audit Committee, Rudolf Staudigl
and Ulrich Wandschneider have the special knowledge and experience required by the German Corporate
Governance Code in the field of accounting and expertise in the field of auditing.
Compensation, Nominating and Corporate Governance Committee
Our Compensation, Nominating and Corporate Governance Committee for the year ended December 31, 2024 consisted of Rudolf Staudigl (Chair), Nicola Blackwood and Michael Motschmann. The Compensation,
Nominating and Corporate Governance Committee’s duties and responsibilities to carry out its purpose include, among others:
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
Capital Markets Committee

Annual Report on Form 20-F for the year ended December 31, 2024

Our Capital Markets Committee for the year ended December 31, 2024 consisted of Helmut Jeggle (Chair), Anja
Morawietz and Michael Motschmann. The Capital Markets Committee advises and makes recommendations to the Supervisory Board on issues in connection with capital measures and takeover, merger and acquisition activities. Its responsibilities include the following tasks:
•overseeing the activities of the Company relating to its capital structure and capital raising, including preparation for and implementation of public offerings and share issuances; and
•overseeing the activities of the Company relating to takeovers, mergers and acquisitions activities.
Product Committee
Our Product Committee for the year ended December 31, 2024 consisted of Ulrich Wandschneider (Chair),
Nicola Blackwood and Helmut Jeggle. The Product Committee advises and makes recommendations to the
Supervisory Board with respect to our strategy and investment in research and development programs and product launch preparations including commercialization. Its responsibilities include the following tasks:
•advising on strategy, execution and communication regarding relevant go-to-market efforts;
•overseeing the activities relating to (a) product development, (b) launch plans and (c) their execution;
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

Annual Report on Form 20-F for the year ended December 31, 2024

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
D. Employees
As of December 31, 2024, we had 6,772 full-time equivalent employees working for us, of whom 1,282 hold a doctoral degree or higher. The following tables provides an overview of employee full-time equivalent broken down by function and by the regions of Europe, North America, Asia and Australia and Africa.

Annual Report on Form 20-F for the year ended December 31, 2024

Full-time equivalents	Clinical Research & Development	Scientific Research & Development	Operations	Quality	Supporting Functions	Commercial & Business Development	∑
Europe	597	1,543	1,075	419	1,856	182	5,672
North America	126	484	18	21	139	24	811
Asia and Australia	12	3	11	5	68	1	100
Africa	—	—	145	7	37	—	189
Total as of December 31, 2024	735	2,030	1,249	452	2,100	207	6,772
Europe	486	1,555	1,440	450	1,184	185	5,299
North America	90	440	7	7	109	7	660
Asia	—	—	24	—	4	—	28
Africa	—	19	59	—	68	—	146
Total as of December 31, 2023	576	2,014	1,530	457	1,365	192	6,133
Europe	243	1,102	1,300	384	924	140	4,093
North America	—	356	—	—	76	—	432
Asia	2	—	—	—	3	—	5
Total as of December 31, 2022	245	1,458	1,300	384	1,003	140	4,530
None of our employees has engaged in any labor strikes. We apply the collective labor agreements of the chemical industry and related industries at our Marburg site. We have works councils at our Idar-Oberstein,
Mainz, Marburg, Munich, Vienna and Berlin (JPT Peptide Technologies GmbH) sites as well as a group works council (Konzernbetriebsrat). Further, we maintain a couple of works agreements (Betriebsvereinbarungen) and group works agreements (Konzernbetriebsvereinbarungen) with respect to certain topics at our Idar-Oberstein,
Mainz, Marburg and Berlin (JPT Peptide Technologies GmbH) sites or the group. We consider our relationship with our employees to be positive and have not experienced any major labor disputes.
E. Share Ownership
The share ownership information with respect to Management Board and Supervisory Board members is presented in Item 7 below.
F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
The following table presents information, as of December 31, 2024, regarding the beneficial ownership of our ordinary shares for:
•each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding shares;
•each member of our Supervisory Board;
•each member of our Management Board; and
•all members of our Supervisory Board and Management Board as a group.

Annual Report on Form 20-F for the year ended December 31, 2024

The number of ordinary shares beneficially owned by each entity, person, and member of our Supervisory Board and our Management Board is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days of December 31, 2024, through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person. All of our ordinary shares and ADSs representing our ordinary shares vote on an equal basis.
The percentage of outstanding ordinary shares is computed on the basis of 239,970,804 ordinary shares outstanding as of December 31, 2024. This amount excludes 8,581,396 shares held in treasury. Amounts presented in this section include ordinary shares held in the form of ADSs. Unless otherwise indicated, the address for each beneficial owner is An der Goldgrube 12, 55131 Mainz, Germany.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Beneficially Owned
5% shareholders
AT Impf GmbH(1)	101,852,563	42.4%
Medine GmbH (2)	40,432,177	16.9%
All 5% shareholders, as a group	142,284,740	59.3%
Members of the Supervisory Board and the Management Board
Prof. Ugur Sahin, M.D. (3)	43,207,014	18.0%
Annemarie Hanekamp	—	—
Jens Holstein	1,620	(8)
Sierk Poetting, Ph.D.(4)	767,539	(8)
Ryan Richardson	26,548	(8)
James Ryan, Ph.D.	790	—
Prof. Özlem Türeci, M.D.	786,999	(8)
Helmut Jeggle (5)	1,425,967	(8)
Ulrich Wandschneider, Ph.D.(6)	1,480	(8)
Baroness Nicola Blackwood	—	—
Prof. Anja Morawietz, Ph.D.(7)	240	(8)
Michael Motschmann	—	—
Prof. Rudolf Staudigl, Ph.D.	400	(8)
All members of our Supervisory Board and Management Board, as a group	46,218,597	19.3%
(1)Consists of 101,852,563 ordinary shares held by AT Impf GmbH. The sole member of AT Impf GmbH is ATHOS KG, and, as a result, ATHOS KG is deemed to be the beneficial owner of the securities held by AT Impf GmbH. ATHOS KG via AT
Impf GmbH has de facto control over BioNTech based on its substantial shareholding, which practically enables it to exercise the majority of voting rights to pass resolutions at our Annual General Meeting, or AGM. As of December 31,
2024 Thomas Maier is a general partner (Komplementär) of ATHOS KG and may be deemed to be beneficial owners of the securities held by AT Impf KG. Mr. Maier disclaims beneficial ownership of such shares except to the extent of their pecuniary interest therein.
(2)The sole shareholder of Medine GmbH is Ugur Sahin, and, as a result, Ugur Sahin is deemed to be the beneficial owner of the securities held by Medine GmbH. Consists of 40,432,177 ordinary shares held by Medine GmbH, 1,320,787 of which are held for the benefit of a former colleague pursuant to a trust arrangement. Pursuant to this arrangement,
Medine GmbH retains voting power, but not dispositive power, over such shares for so long as such shares are held in trust and accordingly Medine GmbH and Ugur Sahin each may be deemed beneficially to own such shares.

Annual Report on Form 20-F for the year ended December 31, 2024

(3)Consists of the shares described in note 2 above, plus 2,774,837 ordinary shares held directly by Ugur Sahin. He is the sole shareholder of Medine GmbH.
(4)Consists of (a) 604,387 ordinary shares held by Tofino GmbH (Sierk Poetting is sole shareholder of Tofino GmbH), (b)
163,152 ordinary shares held directly by Sierk Poetting and (c) 1,638 ordinary shares held by his immediate family. Mr.
Poetting disclaims beneficial ownership of the 1,638 ordinary shares held by his immediate family except to the extent of his pecuniary interest therein.
(5) Consists of (a) 332,316 ordinary shares held directly by Helmut Jeggle and (b) 1,093,651 ordinary shares held by Salvia
GmbH.
(6)Consists of 1,480 ordinary shares held by beebusy Capital GmbH. Ulrich Wandschneider is sole shareholder of beebusy
Capital GmbH.
(7)Consists of (a) 200 ordinary shares held directly by Anja Morawietz and (b) 40 ordinary shares held by her immediate family.
(8)Less than one percent.
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
D. Selling Shareholders
Not applicable.

Annual Report on Form 20-F for the year ended December 31, 2024

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

Annual Report on Form 20-F for the year ended December 31, 2024

Changes in Our Share Capital During the Last Three Financial Years
Our share capital as registered with the commercial register (Handelsregister) amounts to €248,552,200, including an amount of €8,581,396 relating to 8,581,396 ordinary shares held in treasury as of December 31,
2024. Since January 1, 2022, our share capital has changed as follows:
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
Under the relevant law, the general meeting of a European stock corporation (Societas Europaea) governed by
German law can authorize the Management Board, with the consent of the Supervisory Board, to issue shares in a specified aggregate nominal amount of up to 50% of the issued share capital of such company at the time the resolution becomes effective. The shareholders’ authorization becomes effective upon registration in the commercial register (Handelsregister) and is valid for a maximum period of five years. Under § 4(5) of our
Articles of Association (Satzung), the Management Board is authorized to increase our share capital, on one or more occasions, by a total of up to €122,657,313 by issuing, on one or more occasions, up to 122,657,313 new, registered shares with no par value (Genehmigtes Kapital) in return for cash contributions or contributions in kind, in each case with consent of the Supervisory Board. This authorization expires on June 21, 2026.
Any new shares issued from the authorized capital will participate in the profits starting with the financial year for which the annual financial statements have not yet been submitted to the general meeting at the time of registration of the implementation of the capital increase. Further details of a capital increase from the authorized capital may be specified by the Management Board.
Conditional Capital
Pursuant to § 4(6) of our Articles of Association (Satzung), our share capital is conditionally increased by
€4,943,452 through issuance of new registered shares with no par value, or Conditional Capital ESOP
2027/2019 (Bedingtes Kapital ESOP 2017/2019). The Conditional Capital ESOP 2017/2019 may only be used to issue shares to the holders of option rights granted under the authorization for the Conditional Capital ESOP
2017/2019, or the Authorization 2017/2019.
The conditional capital increase will only be implemented to the extent that stock options under the Authorization
2017/2019 are exercised and such stock options are not serviced by our providing treasury shares or through cash payments. Any new shares issued under the Conditional Capital ESOP 2017/2019 pursuant to § 4(6) of our
Articles of Association (Satzung) shall be entitled to dividends from the beginning of the previous financial year in case they are created by the exercise of subscription rights until the start of the Annual General Meeting of the
Company and otherwise from the beginning of the financial year in which they are created as a result of the exercise of the stock options.

Annual Report on Form 20-F for the year ended December 31, 2024

Pursuant to § 4(7) of our Articles of Association (Satzung), our share capital is conditionally increased by
€24,855,220 through issuance of new registered shares with no par value, or Conditional Capital WSV 2024
(Bedingtes Kapital WSV 2024). The conditional capital may only be used to issue shares to the holders or creditors of option rights or conversion rights or those under an obligation to convert under warrant-linked or convertible bonds avail of their option rights or conversion rights or where they are under an obligation to convert, to the extent they satisfy their obligation to convert, or to the extent that we exercise a right to choose to grant our shares, in whole or in part instead of paying a monetary amount due, and to the extent cash compensation is not granted in each relevant case or treasury shares or shares of another stock-listed company are not utilized for servicing.
Any new shares issued under the said Conditional Capital WSV 2024 pursuant to § 4(7) of our Articles of
Association (Satzung) shall carry an entitlement to dividends from the beginning of the financial year in which they are created; however, as far as the law permits, the Management Board can confer dividend rights for new shares in derogation of the foregoing.
Pursuant to § 4(8) of our Articles of Association (Satzung), our share capital is conditionally increased by
€1,300,000 through issuance of new, registered shares with no par value, or Conditional Capital ESOP 2021
(Bedingtes Kapital ESOP 2021). The Conditional Capital ESOP 2021 serves exclusively to grant rights to the holders of stock options issued by the Company in accordance with the authorization granted by the Annual
General Meeting on June 22, 2021 under agenda item 6 letter d) also as amended by the resolution of the
Annual General Meeting on May 17, 2024 under agenda items 12 and 13, or the Authorization 2021.
The conditional capital increase will only be implemented to the extent that stock options under our ESOP are exercised by the holders of the stock options issued by the Company on the basis of Authorization 2021 and such stock options are not settled by the Company with treasury shares or through cash payments. Any new shares issued under the Conditional Capital ESOP 2021 pursuant to § 4(8) of our Articles of Association
(Satzung) shall participate in profits from the beginning of the preceding financial year in case they are created by the exercise of subscription rights until the start of the annual general meeting of the Company and otherwise from the beginning of the financial year in which they are created as a result of the exercise of the stock options.
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
•in the case of a capital increase against cash contributions, if the issue price of the new shares is not significantly lower than the market price of the company’s shares already listed on the stock exchange at

Annual Report on Form 20-F for the year ended December 31, 2024 the time the issue price is finally determined. However, this authorization shall only apply subject to the provision that the shares issued excluding subscription rights in accordance with Section 186(3)
Sentence 4 AktG may not exceed a total of 10% of the share capital either at the time this authorization takes effect or, if this amount is lower, at the time this authorization is exercised. This limit of 10% of the share capital includes shares which are issued or disposed of during the term of this authorization until the date of its exercise in direct or equivalent application of Section 186(3) Sentence 4 AktG. Shares which are used to service bonds with convertible or option rights or convertible obligations are to be offset against the 10% limit if these bonds were issued during the authorization period under exclusion of shareholder subscription rights in accordance with Section 186(3) Sentence 4 AktG during the entitlement period. Treasury shares are to be offset against the 10% limit, where they were disposed of by the company during the term of this authorization with the exclusion of subscription rights pursuant to or in analogous application of Section 186(3) Sentence 4 AktG;
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
•to implement a scrip dividend by which shareholders are given the option to contribute their dividend entitlements (either in whole or part) as a contribution in kind against issuance of our new shares;
•in case shares are to be issued to a member of our Management Board or to another person who is employed by us or one of our affiliates. Additional restrictions with regard to the shares issued may be agreed upon; and
•in order to be able to satisfy an option to acquire additional ordinary shares or American Depositary
Shares that has been agreed with the issuing banks in connection with a public offering of our shares in the form of American Depositary Shares.
The total number of new shares issued from the authorized capital and under exclusion of subscription rights pursuant to bullets one through three above may not exceed 20% of the share capital, either at the time that the amendment to the Articles of Association (Satzung), resolved upon by the general meeting of June 21, 2021, came into effect or, if lower, at the time of utilization of the authorization. To be counted against the aforementioned 20% limit are: (i) those shares issued or to be issued to service conversion or option rights or conversion or option obligations or tender rights of the issuer under bonds, if the bonds have been issued during the term of this authorization up to the time of its exercise, excluding the subscription rights of shareholders, as well as, to a certain extent (ii) treasury shares that have been disposed under exclusion of subscription rights during the term of this authorization (except in the case of certain exceptions of the resolution to item no. 8 of the general meeting of August 19, 2019).
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

Annual Report on Form 20-F for the year ended December 31, 2024

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

Annual Report on Form 20-F for the year ended December 31, 2024

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
Authorization to Purchase and Sell Our Own Shares
We may not purchase our own shares unless authorized by the shareholders’ meeting or in other very limited circumstances as set out in the AktG. The Company’s shareholders’ meeting held on May 17, 2024 authorized the Management Board until May 16, 2029, provided it complies with the legal requirement of equal treatment, to acquire treasury shares up to a total of 10% of the Company’s share capital at the time of the relevant resolution or at the time the authorization is exercised. These shares held by the Company (including shares attributable to it pursuant to the AktG) must never exceed 10% of the share capital. The shares may be purchased (i) through the stock exchange, (ii) by means of a public offer directed to all shareholders of the Company, (iii) by means of a public invitation to the shareholders to make a sales offer or (iv) from the Bill & Melinda Gates Foundation under very limited circumstances as specified in the authorization. Such shares may not be purchased for trading purposes. The Management Board is authorized to use the shares only as specified in the authorization.
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
D. Exchange Controls
There are currently no legal restrictions in the Federal Republic of Germany on international capital movements and foreign exchange transactions, except in limited embargo circumstances (Teilembargo) relating to certain areas, entities or persons as a result of applicable resolutions adopted by the United Nations and the European
Union. Restrictions currently exist with respect to, among others, Afghanistan, Belarus, Bosnia & Herzegovina,
Burundi, Central African Republic, China, D.R. Congo, Guatemala, Guinea, Guinea-Bissau, Haiti, Iran, Iraq,
Lebanon, Libya, Mali, Moldova and the Transnistria region, Montenegro, Myanmar, Nicaragua, Niger, North
Korea, Russia, Serbia, Somalia, South Sudan, Sudan, Syria, Tunisia, Türkiye, Ukraine, Venezuela, Yemen and
Zimbabwe.

Annual Report on Form 20-F for the year ended December 31, 2024

For statistical purposes, there are, however, limited notification requirements regarding transactions involving cross-border monetary transfers. With some exceptions, every corporation or individual residing in the Federal
Republic of Germany must report to the German Central Bank (Deutsche Bundesbank) (i) any payment received from, or made to, a non-resident corporation or individual that exceeds €50,000 (or the equivalent in a foreign currency) and (ii) (with the exception of individuals residing in the Federal Republic of Germany) in case the sum of claims against, or liabilities payable to, non-resident corporations or individuals exceeds €6,000,000 (or the equivalent in a foreign currency) at the end of any calendar month. Payments include cash payments made by means of direct debit, checks and bills, remittances denominated in euros and other currencies made through financial institutions, as well as netting and clearing arrangements.
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

Annual Report on Form 20-F for the year ended December 31, 2024

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

Annual Report on Form 20-F for the year ended December 31, 2024

(steuerliches Einlagekonto), subject to certain prerequisites, do not form part of the taxable dividend income but should lower the holder’s acquisition costs for the ADSs.
Pursuant to the Treaty, the German withholding tax may generally not exceed (i) 15% of the gross amount of the dividends received by a U.S. treaty beneficiary other than a company holding ADSs which represent 10% or more of the voting shares in BioNTech, and (ii) 5% of the gross amount of the dividends received by a U.S. treaty beneficiary that is a company holding ADSs which represent 10% or more of the voting shares in BioNTech. The excess of the total withholding tax, including the solidarity surcharge, over the maximum rate of withholding tax permitted by the Treaty is refunded to U.S. treaty beneficiaries upon application. For example, for a declared dividend of 100, a U.S. treaty beneficiary initially receives 73.625 (100 minus the 26.375% withholding tax including solidarity surcharge). A U.S. treaty beneficiary other than a company holding ADSs which represent
10% or more of the voting shares in BioNTech is entitled to a partial refund from the German tax authorities in the amount of 11.375% of the gross dividend (of 100). As a result, the U.S. treaty beneficiary ultimately receives a total of 85 (85% of the declared dividend) following the refund of the excess withholding. However, it should be noted that there is uncertainty as to how the German tax authorities will apply the refund process to dividends on the ADSs with respect to non-German resident holders. Further, such refund is subject to the German anti-
avoidance treaty shopping rule (as described below in “—Withholding Tax Refund for U.S. Treaty Beneficiaries”).
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
treaty beneficiary from the sale of ADSs held in a custodial account in Germany in the event that the disbursing agent did not follow the abovementioned guidance. In this case, the U.S. treaty beneficiary may be entitled to claim a refund of the withholding tax from the German tax authorities under the Treaty, as described below in “—

Annual Report on Form 20-F for the year ended December 31, 2024

Withholding Tax Refund for U.S. Treaty Beneficiaries.” A refund of taxes withheld on capital gains from the disposition of the ADSs which do not qualify as Qualifying Participations may also be claimed based on German statutory domestic law.
Withholding Tax Refund for U.S. Treaty Beneficiaries
U.S. treaty beneficiaries are generally eligible for treaty benefits under the Treaty, as described above in “—
Taxation of Holders Not Tax Resident in Germany.” Accordingly, U.S. treaty beneficiaries are in general entitled to claim a refund of (i) the portion of the otherwise applicable 26.375% German withholding tax
(Kapitalertragsteuer) on dividends that exceeds the applicable Treaty rate and (ii) the full amount of German withholding tax (Kapitalertragsteuer) on capital gains from the disposition of ADSs. The application for such claim is generally to be filed with the Federal Central Office of Taxation (Bundeszentralamt für Steuern) within four years after the end of the calendar year in which the capital gains or dividends have been received (bezogen).
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

Annual Report on Form 20-F for the year ended December 31, 2024

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
Holders of ADSs may apply to have their capital investment income assessed in accordance with the general rules and with an individual’s personal income tax rate if this would result in a lower tax burden in which case actually incurred expenses are not deductible. The holder would be taxed on gross personal investment income
(including dividends or gains with respect to ADSs), less the saver’s allowance of €1,000 for an individual or
€2,000 for a married couple and a registered civil union (eingetragene Lebenspartnerschaft) filing taxes jointly.
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

Annual Report on Form 20-F for the year ended December 31, 2024

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

Annual Report on Form 20-F for the year ended December 31, 2024

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

Annual Report on Form 20-F for the year ended December 31, 2024

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
Holder holds the ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-
dividend date and meets other holding period requirements. Dividends we pay with respect to the ADSs generally will be qualified dividend income.
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

Annual Report on Form 20-F for the year ended December 31, 2024

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
Passive Foreign Investment Company Considerations
We believe that we were a PFIC for our 2024 taxable year. Because the determination of our PFIC status is made annually based on the factual tests described below, however, we cannot estimate with certainty at this stage whether or not we are likely to be treated as a PFIC in the current taxable year or any future taxable years.
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

Annual Report on Form 20-F for the year ended December 31, 2024

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
Elective Alternative Treatment. If we are a PFIC, the rules above do not apply to a U.S. Holder that makes an election to treat ADSs as stock of a “qualified electing fund” or QEF. We intend to provide to U.S. Holders the required information to make a valid QEF election and expect to provide that information after April 15, 2025 and before August 15, 2025 on our corporate website. As a result, a U.S. Holder is expected to be able to make the
QEF election with respect to its ADSs with an extension to file its U.S. federal income tax return. A U.S. Holder that makes a QEF election is required to include in income its pro rata share of our ordinary earnings and net capital gain as ordinary income and long-term capital gain, respectively, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. A U.S. Holder makes a QEF election generally by attaching a completed IRS Form 8621 to a timely filed United States federal income tax return for the year beginning with which the QEF election is to be effective (taking into account any extensions). A QEF election can be revoked only with the consent of the IRS. We intend to annually provide or make available the information required for a U.S. Holder to make a valid QEF election.
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
Holder under the election for prior taxable years. The U.S. Holder’s basis in such ADSs will be adjusted to reflect the amounts included or deducted pursuant to the election. Amounts included in income pursuant to a mark-to-
market election, as well as gain on the sale, exchange or other taxable disposition of such ADSs, will be treated as ordinary income. The deductible portion of any mark-to-market loss, as well as loss on a sale, exchange or

Annual Report on Form 20-F for the year ended December 31, 2024 other disposition of ADSs to the extent that the amount of such loss does not exceed net mark-to-market gains previously included in income, will be treated as ordinary loss.
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
F. Dividends and Paying Agents
Not applicable.
G. Statement by Experts
Not applicable.

Annual Report on Form 20-F for the year ended December 31, 2024

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
We also make available on our website, free of charge, our Annual Report and the text of our reports on Form 6-
K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is
www.biontech.de. The information contained on our website is not incorporated by reference in this Annual
Report and our website address is included in this Annual Report as an inactive textual reference only.
Statements contained in this Annual Report regarding the contents of any contract or other document are not necessarily complete, and, where the contract or other document is an exhibit to the Annual Report, each of these statements is qualified in all respects by the provisions of the actual contract or other documents.
I. Subsidiary Information
Not applicable.
J. Annual Report to Security Holders
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
Foreign Currency Risk
We publish our consolidated financial statements in Euro. Revenue and expenses incurred in U.S. dollars will be translated into Euro when they are reported in our consolidated financial statements. We are subject to currency risks, as our income and expenditures are denominated in Euro and the U.S. dollar. As such, we are exposed to exchange rate fluctuations between these currencies. Cash inflows denominated in U.S. dollar mainly result from generating proceeds under our collaboration agreements. Our commercial revenues are primarily collaboration revenues from earnings based on our partners’ gross profit, which is shared under the respective collaboration agreements and represents payments we receive in U.S. dollar. Cash outflows dominated in U.S. dollar mainly result from amounts spent on research and development activities and license obligations as well as expanding our global footprint further. With the aim of preserving capital, surplus liquidity is mainly invested in domestic currency investments as exchange rate fluctuations can reduce the value of our financial positions. We limit the effects of the identified risks by means of a coordinated and consistently implemented risk strategy. Besides applying natural hedging relationships where possible, foreign exchange forward contracts are concluded, as a matter of principle, as instruments to mitigate foreign currency exchange risk associated with foreign currency-
denominated payments.
For further disclosures relating to foreign exchange forward contracts, see Note 12 to our consolidated financial statements included elsewhere in this Annual Report.

Annual Report on Form 20-F for the year ended December 31, 2024

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
As a result, any substantial future appreciation or decline of the U.S. dollar against the Euro could have a material effect on our revenue and profitability. As an example, if the U.S. dollar weakens by 5% against the
Euro, financial assets and liabilities denominated in U.S. dollar as of December 31, 2024 would have an effect of
€12.9 million on our profit before tax.
For additional information about our quantitative and qualitative market risks, see Note 12 to the consolidated financial statements.
Item 12. Description of Securities Other than Equity Securities
A. Debt Securities
Not applicable.
B. Warrants and Rights
Not applicable.
C. Other Securities
Not applicable.
D. American Depositary Shares
Fees and Expenses

Annual Report on Form 20-F for the year ended December 31, 2024

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

Annual Report on Form 20-F for the year ended December 31, 2024

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
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15. Controls and Procedures
Disclosure Controls and Procedures
As required by Rule 13a-15 under the Exchange Act, management, including our Chief Executive Officer and our
Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.
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

Annual Report on Form 20-F for the year ended December 31, 2024

Our management assessed the effectiveness of the Company’s internal control over financial reporting as of
December 31, 2024. In making this assessment, it used the criteria set forth by the Committee of Sponsoring
Organizations of the Treadway Commission in “Internal Control - Integrated Framework (2013)”.
Based on this assessment, our management has determined that the Company’s internal control over financial reporting as of December 31, 2024 is effective.
Attestation Report of the Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by
EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm. Their report is included on page F-2. EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft is a member of the
Chamber of Public Accountants (Wirtschaftsprüferkammer), Berlin, Germany.
Changes in Control over Financial Reporting
There has been no change in our internal control over financial reporting during the year ended December 31,
2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Item 16. [Reserved]
Item 16A. Audit Committee Financial Expert
Our Audit Committee for the year ended December 31, 2024 consisted of Anja Morawietz. (Chair), Rudolf
Staudigl and Ulrich Wandschneider. All members of the Audit Committee qualify as “independent directors” as such term is defined in Rule 10A-3 under the Exchange Act and Nasdaq Rule 5605. Additionally, our Supervisory
Board has determined that Anja Morawietz, Rudolf Staudigl and Ulrich Wandschneider qualify as “audit committee financial expert” as that term is defined under the Exchange Act.
Item 16B. Code of Ethics
We have adopted a Code of Ethics & Business Integrity, or Code of Ethics, which outlines the principles of legal and ethical business conduct under which we do business. The Code of Ethics applies to all of our Supervisory
Board members, Management Board members, directors of our subsidiaries and employees. The full text of the
Code of Ethics is available on our website at https://www.biontech.de. The information and other content appearing on our website are not part of this Annual Report and our website address is included in this Annual
Report as an inactive textual reference only. Any amendments or waivers from the provisions of the Code of
Ethics for members of our Supervisory or Management Boards will be made only after approval by our
Supervisory Board and will be disclosed on our website promptly following the date of such amendment or waiver.
Item 16C. Principal Accountant Fees and Services
EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft, or EY, has served as our independent registered public accounting firm for the years ended December 31, 2024, December 31, 2023, December 31, 2022 for which audited financial statements appear in this Annual Report.
The following table sets out the aggregate fees for professional audit services and other services rendered by
EY in the periods indicated:

Annual Report on Form 20-F for the year ended December 31, 2024

	Years ended December 31,

(in millions €)	2024	2023
Audit fees	2.8	3.2
Audit-related fees	—	0.3
Tax fees	0.6	0.1
Total fees for professional audit services and other services	3.4	3.6
In the year ended December 31, 2024, audit fees related to professional services associated with the integrated audit of our consolidated financial statements and our internal control over financial reporting as set out in this
Annual Report, professional services associated with interim reviews, audit fees related to the remuneration report and professional services related to our statutory and regulatory filings for our subsidiaries. Due to additional procedures related to the acquisition of InstaDeep and to an implementation of IT-systems in the year ended December 31, 2023, the expenses were lower during year ended December 31, 2024. In the year ended
December 31, 2023, audit fees related to professional services associated with the integrated audit of our consolidated financial statements and our internal control over financial reporting, professional services associated with interim reviews, audit fees related to the remuneration report and professional services related to our statutory and regulatory filings for our subsidiaries.
In the year ended December 31, 2024, no audit-related services have been received. In the year ended
December 31, 2023, audit-related fees were attributable to assurance and related services including attest related services and accounting consultations.
In the year ended December 31, 2024, tax service fees were billed for services in conjunction with transactions, especially with our financing and deal transactions. In the year ended December 31, 2023, tax service fees billed for services in conjunction with transactions, especially with our financing and deal transactions.
The Audit Committee evaluates the qualifications, independence and performance of the independent auditor as well as pre-approves and reviews the audit and non-audit services to be performed by the independent auditor.
The external audit plan and fees for professional audit services and other services rendered by EY for the years ended December 31, 2024 and 2023, were approved by the Audit Committee. The Audit Committee monitors compliance with the German and U.S. rules on non-audit services provided by an independent registered public accounting firm.
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

Annual Report on Form 20-F for the year ended December 31, 2024

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
As a listed company, our Management Board and Supervisory Board comply with the Corporate Governance
Code except for such provisions which are listed explicitly in the annual declaration and for which they provide an explanation of non-compliance.
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

Annual Report on Form 20-F for the year ended December 31, 2024

Appointment and Number of Directors
Under applicable European and German law,
a European stock corporation governed by
German law with a share capital of at least €3
million generally must have at least two
members on its Management Board and the
number of members shall be determined by or
in the manner provided in the company’s
articles of association.
The Supervisory Board must consist of at
least three but—depending on the share
capital—no more than 21 Supervisory Board
members, whereby the number of Supervisory
Board members must be divisible by three if
this is necessary for the fulfilment of co-
determination requirements. The articles of
association of the company must specify if the
Supervisory Board has more than three
members.
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

Annual Report on Form 20-F for the year ended December 31, 2024

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

Annual Report on Form 20-F for the year ended December 31, 2024

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

Annual Report on Form 20-F for the year ended December 31, 2024

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

Authority to Allot
Under applicable European and German law,
the Management Board may not allot shares,
grant rights to subscribe for or to convert any
security into shares unless a shareholder
resolution to that effect has been passed at
the company’s shareholders’ meeting granting
the Management Board with such authority—
subject to the approval of the Supervisory
Board—in each case in accordance with the
provisions of the German Stock Corporation
Act.

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

Annual Report on Form 20-F for the year ended December 31, 2024

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
Under German law, members of both the
Management Board and members of the
Supervisory Board are liable to the company,
and in certain cases to third parties or
shareholders, for any damage caused to them
due to a breach of such member’s duty of
care. Apart from insolvency or special
circumstances, only the company has the
right to claim damages from members of
either board. The company may waive or
settle claims for damages against a negligent
Management or Supervisory Board member
only after the expiry of three years and only if
the company’s shareholder meeting approves
thereof and no minority holding at least 10%
of the capital stock raises an objection. In
case a third party raises claims directly
against members of the Management Board
or of the Supervisory Board, such members
may claim from the company under additional
requirements indemnification regarding
liabilities arising out of or in connection with
their services to the company.

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

Voting Rights
Under the relevant European and German
law, each share, except for statutory non-
voting preferred shares (nicht
stimmberechtigte Vorzugsaktien), entitles its
holder to vote at the shareholders’ meeting
with, in the case of no-par value shares, each
share conferring one vote. While German law
does not provide for a minimum attendance
quorum for shareholders’ meetings, the
company’s articles of association may so
provide. In general, resolutions adopted at a
shareholders’ meeting may be passed by a
simple majority of votes cast, unless a higher
majority is required by law or under the
company’s articles of association.
Delaware law provides that, unless otherwise provided in the certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.

Annual Report on Form 20-F for the year ended December 31, 2024

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

Annual Report on Form 20-F for the year ended December 31, 2024

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

Annual Report on Form 20-F for the year ended December 31, 2024

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

Annual Report on Form 20-F for the year ended December 31, 2024

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
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.
Item 16J. Insider Trading Policies
We have adopted an insider trading policy that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy is included as an exhibit to this Annual Report.
Item 16K. Cybersecurity
Risk Management and Strategy
Our cybersecurity approach strives to adequately protect our information, systems, assets, physical locations, and people. From a business perspective, this means protecting key information assets and complying with applicable international and national privacy laws, information security policies and contractual obligations.
Our Information Security Policy, adopted in 2023, defines our information security management objectives and principles, and our Data Privacy Policy, effective since 2021, provides for a consistent level of company-wide data privacy and data protection. In addition, our Information Classification Policy, introduced internally during the year ended December 31, 2023, provides a system for classifying and protecting our physical and digital assets. These policies are applicable to BioNTech SE and its affiliates, including all Supervisory Board and
Management Board members, as well as all other officers and employees, and are part of our overall Information
Security Management System, or ISMS, that became effective in 2024 as part of the preparation for the ISO
27001 certification, which is expected to be completed in the first quarter of 2025.
The ISMS enables us to systematically manage information security through defined processes and structures.
This helps to reduce the risks of business interruptions, disclosure of sensitive data or intellectual property, and other damages caused by IT security incidents. Additionally, as an operator of an essential service, we are regulated by the IT Security Act and must comply with legislative requirements, including the implementation of security measures to reduce the information security risks.

Annual Report on Form 20-F for the year ended December 31, 2024

We aim to prevent the implementation of overly complicated and time-consuming procedures that may lead to an unnecessary increase in effort. We are striving to align the protection of data and the provision of essential service with our organizational context and economic approach. We aim to create an ISMS that is not limited to documentation but is fully integrated into daily practice.
Our processes for assessing, identifying, and managing material risks from cybersecurity threats are integrated into our overall enterprise risk management system, which was developed with input from internal and external experts.
To achieve and preserve information security, we strive for the orderly planning, implementation, control, and optimization of all activities required for the protection of data privacy and the detection, response and recovery of data privacy risks. We are committed to the continual improvement of our ISMS based on the results of the performance evaluation. We will initially seek certifications for our main manufacturing facility and an R&D site in addition to the cybersecurity organization.
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
When processing personal data, we are responsible for ensuring that we comply with applicable data protection laws. These include the European Union’s General Data Protection Regulation (GDPR), the German
Commercial Code (HGB), the German Federal Data Protection Act (BDSG), the German IT Security Act 2.0 (IT-
SiG 2.0), the German Federal Office for Information Security Act (BSIG), and other privacy and data security laws in the jurisdictions where we operate. In April 2023, we were designated as a part of Germany’s critical infrastructure (KRITIS) under the BSIG, which has resulted in heightened reporting and verification obligations.
We are in the process of implementing a global data privacy framework that sets out the requirements and standards applicable to processing personal data. The framework is being designed to foster compliance with the applicable regulations and sets minimum standards for the Company. As part of our global strategy, privacy-
related documents, such as informed consent forms for clinical trials, are being standardized company-wide. The forms facilitate the user-friendly implementation of the standards we have established and provide transparency on how and why we process personal data.
In 2024, there were no substantiated complaints concerning material data breaches, including leaks, thefts, or losses of personal data such as patient or customer data. Contracts and confidentiality agreements with clinical trial sites were compliant with relevant regulations. We do not believe that any cybersecurity threats in 2024, including as a result of any previous cybersecurity incidents, have materially aﬀected or are reasonably likely to materially aﬀect us, including our business strategy, results of operations, or financial condition. For a discussion of cybersecurity and data privacy-related risks and uncertainties, see Item 3.D, “Risk Factors,” of this Annual
Report on Form 20-F.
Governance
We take a centralized approach to managing cyber and information security to facilitate consistent compliance across entities and locations. Our overarching strategy was developed in 2021 by the Chief Operating Officer, or
COO, and Chief Information Security Officer, or CISO, in alignment with the Data Protection Officer and Head of
Global Security and Protection, and is regularly updated. The ISMS was implemented in 2024.
•The ISMS audit committee (the Committee) is comprised of three people from the supervisory board and the CFO. The Committee supports the ISMS and approves related policies and IT security protection

Annual Report on Form 20-F for the year ended December 31, 2024 measures. They are informed about the implementation progress and functioning of the ISMS and determine the risk appetite as well as our risk strategy. The progress of the ISMS, along with related Key
Performance Indicators, is presented to the Committee on an annual basis. The Committee also informs the entire Management Board about the outcome of its review.
Our COO and Management Board member, Sierk Poetting, is responsible for assessing and managing our material risks from cybersecurity threats. His ambit includes reviewing our information security capabilities, reporting data privacy issues to the Management Board, and supporting our Information Security Organization, or ISO, in obtaining the resources it needs. The COO’s extensive experience in risk management, operations and corporate governance, with over 11 years of experience in the pharmaceutical industry in particular, are critical to the management of cyber and information security at the Company.
•The COO is supported by the CISO, who leads the ISO and is accountable for security strategy, operations, and policy development and implementation. Our CISO, Raimond Jähn, was the department lead of our IT security team starting in 2016, has led the cyber and information security transformation program towards a new operating model since 2021, and was formally designated as CISO by the COO in 2023. Our Head of Cyber and Information Security, Data Protection Officer, and Head of Global
Security and Protection each bring in additional expertise.
•Data privacy matters fall under the purview of our Chief Legal Officer, or CLO, and Management Board
member, James Ryan, who is supported by our Senior Director, Data Privacy. Dr. Ryan’s qualifications include close to twenty years of expertise in legal and intellectual property matters, both within the pharmaceutical industry as well as as an outside counsel with a focus on strategic life sciences transactions. Together with his deep familiarity with the Company’s history, operations, and processes,
James Ryan is uniquely positioned to advise on data privacy matters.
For additional information on Sierk Poetting’s and James Ryan’s experience, see Item 6.A, “Directors and Senior
Management”.
PART III
Item 17. Financial Statements
See Item 18.
Item 18. Financial Statements
The financial statements are filed as part of this Annual Report beginning on page F-1.
Item 19. Exhibits

Exhibit Number	Description

1.1	Articles of Association of the Registrant (incorporated herein by reference to Exhibit 99.2 to the Registrant’s Report on Form 6-K (File No. 001-39081), filed with the SEC on November 4, 2024)
2.1	Form of Specimen American Depositary Receipt (included in Exhibit 2.3)
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

Annual Report on Form 20-F for the year ended December 31, 2024

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
F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.2†
Confirmation Letter by and among the Registrant, BioNTech RNA Pharmaceuticals GmbH and TRON-
Translationale Onkologie an der Universitätsmedizin der Johannes Gutenberg Universität Mainz gemeinnützige GmbH dated September 15, 2016 (incorporated herein by reference to Exhibit 10.2 to the
Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9,
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
Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.4†
License Agreement by and among the Registrant, TRON-Translationale Onkologie an der
Universitätsmedizin der Johannes Gutenberg Universität Mainz gemeinnützige GmbH, Johannes Gutenberg-
Universität Mainz, Universitätsmedizin der Johannes Gutenberg-Universität and Ganymed Pharmaceuticals
AG, dated January 1, 2015 (incorporated herein by reference to Exhibit 10.4 to the Registrant’s Registration
Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.5†
Framework Collaboration Agreement by and among the Registrant, BioNTech RNA Pharmaceuticals GmbH,
BioNTech Diagnostics GmbH, BioNTech Protein Therapeutics GmbH, BioNTech Cell & Gene Therapies
GmbH, BioNTech Innovative Manufacturing Services GmbH, JPT Peptide Technologies GmbH and TRON-
Translationale Onkologie an der Universitätsmedizin der Johannes Gutenberg Universität Mainz gemeinnützige GmbH, dated August 29, 2019 (incorporated herein by reference to Exhibit 10.5 to the
Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9,
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

Annual Report on Form 20-F for the year ended December 31, 2024

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
March 30, 2022)

4.16†
Research Collaboration and License Agreement by and among the Registrant, BioNTech RNA
Pharmaceuticals GmbH and Pfizer Inc., dated July 20, 2018 (incorporated herein by reference to Exhibit
10.18 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on
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

Annual Report on Form 20-F for the year ended December 31, 2024

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

Annual Report on Form 20-F for the year ended December 31, 2024

4.47†
Deed of Amendment of Agreement related to the Sale and Purchase of Certain Shares of the Issued Share
Capital of InstaDeep Ltd by and among the Registrant, InstaDeep Ltd and the Sellers set forth therein, dated as of July 31, 2023 (incorporated herein by reference to Exhibit 4.47 to the Registrant’s Annual Report on
Form 20-F (File No. 001-39081), filed with the SEC on March 20, 2024)

4.48†
License and Collaboration Agreement, by and between the Registrant and OncoC4, Inc., dated as of March
17, 2023 (incorporated herein by reference to Exhibit 4.48 to the Registrant’s Annual Report on Form 20-F
(File No. 001-39081), filed with the SEC on March 20, 2024)

4.49†
Amendment No. 1 to the License and Collaboration Agreement, by and between the Registrant and OncoC4,
Inc., dated as of February 14, 2024 (incorporated herein by reference to Exhibit 4.49 to the Registrant’s
Annual Report on Form 20-F (File No. 001-39081), filed with the SEC on March 20, 2024)

4.50†
License and Collaboration Agreement (HER2), by and between the Registrant and Duality Biologics (Suzhou)
Co. Ltd., dated as of March 16, 2023 (incorporated herein by reference to Exhibit 4.50 to the Registrant’s
Annual Report on Form 20-F (File No. 001-39081), filed with the SEC on March 20, 2024)

4.51†
License and Collaboration Agreement (B7H3), by and between the Registrant and Duality Biologics (Suzhou)
Co. Ltd., dated as of March 31, 2023 (incorporated herein by reference to Exhibit 4.51 to the Registrant’s
Annual Report on Form 20-F (File No. 001-39081), filed with the SEC on March 20, 2024)

4.52†
License and Collaboration Agreement (TROP2), by and between the Registrant and Duality Biologics
(Suzhou) Co. Ltd., dated as of August 4, 2023 (incorporated herein by reference to Exhibit 4.52 to the
Registrant’s Annual Report on Form 20-F (File No. 001-39081), filed with the SEC on March 20, 2024)

4.53†
License and Option Agreement, by and among Autolus Limited, Autolus Holdings (UK) Limited and the
Registrant, dated as of February 6, 2024 (incorporated herein by reference to Exhibit 4.54 to the Registrant’s
Annual Report on Form 20-F (File No. 001-39081), filed with the SEC on March 20, 2024)

4.54*†	Letter Re: Combination trials under License and Collaboration Agreements (HER2, B7H3 and TROP2), by and between the Registrant and Duality Biologics (Suzhou) Co. Ltd., dated as of November 13, 2024
4.55*†
Agreement and Plan of Merger, by and among BioNTech Collaborations GmbH, Simba Merger Sub, Biotheus
and Shareholder Representative Services LLC, solely in its capacity as the Shareholders’ Agent, dated as of
November 13, 2024

4.56*†
Amended and Restated Agreement, by and between the Registrant and the U.S. Department of Health and
Human Services, as represented by the National Institute of Allergy and Infectious Diseases, an Institute or
Center of the National Institutes of Health, dated as of December 20, 2024

8*	List of Subsidiaries of the Registrant
11.1*†	Insider Trading Policy of the Company
12.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft
97	Compensation Clawback Policy (incorporated herein by reference to Exhibit 97 to the Registrant’s Annual Report on Form 20-F (File No. 001-39081), filed with the SEC on March 20, 2024)
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
*Filed herewith.
†Certain information has been excluded from the exhibit because it is both (i) not material and (ii) the type of information that the Registrant treats as private or confidential.

Annual Report on Form 20-F for the year ended December 31, 2024

SIGNATURES
The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

BioNTech SE

Date: March 10, 2025	By:	/s/ Prof. Ugur Sahin, M.D.
Prof. Ugur Sahin, M.D.
Chief Executive Officer

Date: March 10, 2025	By:	/s/ Jens Holstein
Jens Holstein
Chief Financial Officer

Annual Report on Form 20-F for the year ended December 31, 2024

Annual Report on Form 20-F for the year ended December 31, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING
FIRM
To the Shareholders and Supervisory Board of BioNTech SE.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of BioNTech SE (the
Company) as of December 31, 2024 and 2023, the related consolidated statements of profit or loss, comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with International
Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board
(United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring
Organizations of the Treadway Commission “(2013 framework),” and our report dated March 10, 2025, expressed an unqualified opinion thereon.
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

Annual Report on Form 20-F for the year ended December 31, 2024

Revenue recognition from collaboration partner’s COVID-19 vaccine sales

Description of the Matter
As described in more detail in Note 6 to the consolidated financial statements, the Company recognizes revenues associated with COVID-19 vaccine sales in a total amount of €2.4 billion. This includes €1.8 billion from the Company’s share of its collaboration partner´s gross profit.
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

Annual Report on Form 20-F for the year ended December 31, 2024

Claims and legal contingencies

Description of the Matter
As described in more detail in Note 18 to the consolidated financial statements, the Company is involved in various claims and litigations specifically related to patent infringements and product liability matters. The Company, assisted by their internal and external legal counsel, assesses the need to record a provision or disclose a contingency on a case-by-case basis considering the underlying facts of each matter. The Company discloses contingent liabilities in circumstances where a cash outflow is probable, but management is unable to make a reasonable estimate of the expected financial effect that will result from ultimate resolution of the proceeding, or a cash outflow is reasonably possible. A provision is recorded when a cash outflow is deemed probable and reasonably estimable.
Auditing management's determination of whether a cash outflow of such patent or product liability matters is probable and reasonably estimable, reasonably possible or remote, and the related disclosures, is highly subjective and requires significant judgement.

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
We assessed the fact patterns related to the claims and legal proceedings subject to evaluation by the Company and assessed their determination of the probability of their outcomes through review of presentations for board meetings and inspection of responses to inquiry letters received from both internal and external legal counsels. Further, we held discussions with internal legal counsel and external legal counsels to confirm our understanding of the allegations, reviewed legal expenses incurred, evaluated resolutions of claims already concluded against management’s assessment and obtained written representations from executives of the Company confirming the completeness and accuracy of the information provided.
We evaluated the adequacy of the Company’s disclosures in relation to these matters

/s/ EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft
We have served as the Company’s auditor since 2018
Cologne, Germany
March 10, 2025

Annual Report on Form 20-F for the year ended December 31, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING
FIRM
To the Shareholders and Supervisory Board of BioNTech SE.
Opinion on Internal Control Over Financial Reporting
We have audited BioNTech SE’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring
Organizations of the Treadway Commission “(2013 framework),” (the COSO criteria).  In our opinion, BioNTech
SE (the Company) maintained, in all material respects, effective internal control over financial reporting as of
December 31, 2024, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board
(United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31,
2024 and 2023, the related consolidated statements of profit or loss, comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated March 10, 2025 expressed an unqualified opinion thereon.
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

Annual Report on Form 20-F for the year ended December 31, 2024 controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft
Cologne, Germany
March 10, 2025

Annual Report on Form 20-F for the year ended December 31, 2024

Consolidated Statements of Profit or Loss

		Years ended December 31,

(in millions €, except per share data)	Note	2024	2023	2022
Revenues	6	2,751.1	3,819.0	17,310.6
Cost of sales	7.1	(541.3)	(599.8)	(2,995.0)
Research and development expenses	7.1	(2,254.2)	(1,783.1)	(1,537.0)
Sales and marketing expenses	7.1	(67.9)	(62.7)	(59.5)
General and administrative expenses (1)	7.1	(531.1)	(495.0)	(481.7)
Other operating expenses (1)	7.2	(811.5)	(293.0)	(410.0)
Other operating income	7.2	140.6	105.0	815.3
Operating profit / (loss)		(1,314.3)	690.4	12,642.7
Finance income	7.3	664.0	519.6	330.3
Finance expenses	7.3	(27.4)	(23.9)	(18.9)
Profit / (Loss) before tax		(677.7)	1,186.1	12,954.1
Income taxes	8	12.4	(255.8)	(3,519.7)
Net profit / (loss)		(665.3)	930.3	9,434.4
Earnings / (Loss) per share
Basic earnings / (loss) per share	9	(2.77)	3.87	38.78
Diluted earnings / (loss) per share	9	(2.77)	3.83	37.77
(1)Adjustments to the year 2022 figures due to change in functional allocation of general and administrative expenses and other operating expenses (see Note 7.2).
The accompanying notes form an integral part of these consolidated financial statements.

Annual Report on Form 20-F for the year ended December 31, 2024

Consolidated Statements of Comprehensive Income

		Years ended December 31,

(in millions €)	Note	2024	2023	2022
Net profit / (loss)		(665.3)	930.3	9,434.4
Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods, net of tax
Exchange differences on translation of foreign operations		43.5	(19.8)	11.2
Net other comprehensive income / (loss) that may be reclassified to profit or loss in subsequent periods		43.5	(19.8)	11.2
Other comprehensive loss that will not be reclassified to profit or loss in subsequent periods, net of tax
Net gain / (loss) on equity instruments designated at fair value through other comprehensive income	12	(146.6)	3.7	10.5
Remeasurement gain / (loss) on defined benefit plans		—	0.3	0.6
Net other comprehensive income / (loss) that will not be reclassified to profit or loss in subsequent periods		(146.6)	4.0	11.1
Other comprehensive income / (loss), net of tax		(103.1)	(15.8)	22.3
Comprehensive income / (loss), net of tax		(768.4)	914.5	9,456.7
The accompanying notes form an integral part of these consolidated financial statements.

Annual Report on Form 20-F for the year ended December 31, 2024

Consolidated Statements of Financial Position

(in millions €)		December 31,	December 31,
Assets	Note	2024	2023
Non-current assets
Goodwill	10	380.6	362.5
Other intangible assets	10	790.4	804.1
Property, plant and equipment	11	935.3	757.2
Right-of-use assets	20	248.1	214.4
Contract assets	6	9.8	—
Other financial assets	12	1,254.0	1,176.1
Other non-financial assets	14	26.3	83.4
Deferred tax assets	8	81.7	81.3
Total non-current assets		3,726.2	3,479.0
Current assets
Inventories	13	283.3	357.7
Trade and other receivables	12	1,463.9	2,155.7
Contract assets	6	10.0	4.9
Other financial assets	12	7,021.7	4,885.3
Other non-financial assets	14	212.7	280.9
Income tax assets	8	50.0	179.1
Cash and cash equivalents	12	9,761.9	11,663.7
Total current assets		18,803.5	19,527.3
Total assets		22,529.7	23,006.3

Equity and liabilities
Equity
Share capital	15	248.6	248.6
Capital reserve		1,398.6	1,229.4
Treasury shares	15	(8.6)	(10.8)
Retained earnings		19,098.0	19,763.3
Other reserves	16	(1,325.5)	(984.6)
Total equity		19,411.1	20,245.9
Non-current liabilities
Lease liabilities, loans and borrowings	12	214.7	191.0
Other financial liabilities	12	46.9	38.8
Provisions	17	20.9	8.8
Contract liabilities	6	183.0	398.5
Other non-financial liabilities	19	87.5	13.1
Deferred tax liabilities	8	42.4	39.7
Total non-current liabilities		595.4	689.9
Current liabilities
Lease liabilities, loans and borrowings	12	39.5	28.1
Trade payables and other payables	12	426.7	354.0
Other financial liabilities	12	1,443.4	415.2
Income tax liabilities	8	4.5	525.5
Provisions	17	144.8	269.3
Contract liabilities	6	294.9	353.3
Other non-financial liabilities	19	169.4	125.1
Total current liabilities		2,523.2	2,070.5
Total liabilities		3,118.6	2,760.4
Total equity and liabilities		22,529.7	23,006.3
The accompanying notes form an integral part of these consolidated financial statements.

Annual Report on Form 20-F for the year ended December 31, 2024

Consolidated Statements of Changes in Stockholders’ Equity

		Equity attributable to equity holders of the parent
(in millions €)	Note	Share capital	Capital reserve	Treasury shares	Retained earnings	Other reserves	Total equity
As of January 1, 2022		246.3	1,674.4	(3.8)	9,882.9	93.9	11,893.7
Net profit		—	—	—	9,434.4	—	9,434.4
Other comprehensive income		—	—	—	—	22.3	22.3
Total comprehensive income		—	—	—	9,434.4	22.3	9,456.7
Issuance of share capital	15	0.5	67.1	—	—	—	67.6
Redemption of convertible note		1.8	233.2	—	—	—	235.0
Share repurchase program	16	—	(979.5)	(6.9)	—	—	(986.4)
Transaction costs	16	—	(0.1)	—	—	—	(0.1)
Dividends	16	—	—	—	(484.3)	—	(484.3)
Share-based payments	16	—	833.1	5.4	—	(1,519.8)	(681.3)
Deferred tax assets	16	—	—	—	—	554.7	554.7
As of December 31, 2022		248.6	1,828.2	(5.3)	18,833.0	(848.9)	20,055.6
Net profit		—	—	—	930.3	—	930.3
Other comprehensive loss		—	—	—	—	(15.8)	(15.8)
Total comprehensive income / (loss)		—	—	—	930.3	(15.8)	914.5
Treasury shares used for acquisition of business combination		—	102.6	1.1	—	—	103.7
Share repurchase program		—	(731.6)	(6.9)	—	—	(738.5)
Share-based payments	16	—	30.2	0.3	—	(15.1)	15.4
Current and deferred taxes		—	—	—	—	(104.8)	(104.8)
As of December 31, 2023		248.6	1,229.4	(10.8)	19,763.3	(984.6)	20,245.9
Net loss		—	—	—	(665.3)	—	(665.3)
Other comprehensive loss		—	—	—	—	(103.1)	(103.1)
Total comprehensive loss		—	—	—	(665.3)	(103.1)	(768.4)
Share-based payments	16	—	169.2	2.2	—	(237.8)	(66.4)
As of December 31, 2024		248.6	1,398.6	(8.6)	19,098.0	(1,325.5)	19,411.1

Annual Report on Form 20-F for the year ended December 31, 2024

Consolidated Statements of Cash Flows

	Years ended December 31,

(in millions €)	2024	2023	2022
Operating activities
Net profit / (loss)	(665.3)	930.3	9,434.4
Income taxes	(12.4)	255.8	3,519.7
Profit / (Loss) before tax	(677.7)	1,186.1	12,954.1
Adjustments to reconcile profit before tax to net cash flows:
Depreciation and amortization of property, plant, equipment, intangible assets and right-of-use assets	298.0	183.4	123.3
Share-based payment expenses	100.9	51.4	108.6
Net foreign exchange differences	(109.5)	(298.0)	625.5
(Gain) / Loss on disposal of property, plant and equipment	(0.3)	3.8	0.6
Finance income excluding foreign exchange differences	(648.5)	(519.6)	(265.3)
Finance expense excluding foreign exchange differences	27.4	7.9	18.9
Government grants	(31.5)	2.4	0.3
Unrealized (gain) / loss on derivative instruments at fair value through profit or loss	4.6	175.5	(241.0)
Working capital adjustments:
Decrease in trade and other receivables, contract assets and other assets	387.7	5,374.0	4,369.9
Decrease in inventories	74.5	81.9	62.9
Increase in trade payables, other financial liabilities, other liabilities, contract liabilities, refund liabilities and provisions	758.4	118.9	85.7
Interest received and realized gains from cash and cash equivalents	474.9	258.2	29.3
Interest paid and realized losses from cash and cash equivalents	(13.5)	(5.4)	(21.5)
Income tax paid	(389.2)	(482.9)	(4,222.1)
Share-based payments	(154.5)	(766.2)	(51.8)
Government grants received	106.0	—	—
Net cash flows from operating activities	207.7	5,371.4	13,577.4
Investing activities
Purchase of property, plant and equipment	(286.5)	(249.4)	(329.2)
Proceeds from sale of property, plant and equipment	1.2	(0.7)	0.6
Purchase of intangible assets and right-of-use assets	(165.8)	(455.4)	(34.1)
Acquisition of subsidiaries and businesses, net of cash acquired	—	(336.9)	—
Investment in other financial assets	(12,370.3)	(7,128.4)	(47.8)
Proceeds from maturity of other financial assets	10,740.2	1,216.3	375.2
Net cash flows used in investing activities	(2,081.2)	(6,954.5)	(35.3)
Financing activities
Proceeds from issuance of share capital and treasury shares, net of costs	—	—	110.5
Proceeds from loans and borrowings	—	0.3	0.8
Repayment of loans and borrowings	(2.3)	(0.1)	(18.8)
Payments related to lease liabilities	(43.6)	(40.3)	(41.1)
Share repurchase program	—	(738.5)	(986.4)
Dividends	—	—	(484.3)
Net cash flows used in financing activities	(45.9)	(778.6)	(1,419.3)
Net increase / (decrease) in cash and cash equivalents	(1,919.4)	(2,361.7)	12,122.8
Change in cash and cash equivalents resulting from exchange rate differences	14.8	(14.5)	60.1
Change in cash and cash equivalents resulting from other valuation effects	2.8	164.8	(0.5)
Cash and cash equivalents at the beginning of the period	11,663.7	13,875.1	1,692.7
Cash and cash equivalents as of December 31	9,761.9	11,663.7	13,875.1
The accompanying notes form an integral part of these consolidated financial statements.

Annual Report on Form 20-F for the year ended December 31, 2024

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
Our consolidated financial statements for the year ended December 31, 2024, were authorized for issue in accordance with a resolution of the Supervisory Board on March 7, 2025.
2 Significant Accounting Policies
2.1 Basis of Preparation
General
The consolidated financial statements have been prepared in accordance with the IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).
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
Segment Information
Decisions with respect to business operations and resource allocations are made by our Management Board, as the chief operating decision maker based on BioNTech as a whole. Accordingly, we operate and make decisions as a single operating segment, which is also our reporting segment.
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
The profit / (loss) and each component of other comprehensive income / (loss) for the period are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-

Annual Report on Form 20-F for the year ended December 31, 2024 controlling interests having a deficit balance. When necessary, adjustments are made to the consolidated financial statements of subsidiaries to bring their accounting policies in line with the Group’s accounting policies.
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

Annual Report on Form 20-F for the year ended December 31, 2024

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising upon the acquisition are treated as assets and liabilities of the foreign operation and translated at the spot rate of exchange at the reporting date.
2.3.2 Current versus Non-Current Classifications
Assets and liabilities in the consolidated statements of financial position are presented based on current or non-
current classification.
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

Annual Report on Form 20-F for the year ended December 31, 2024

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
Recognition of Revenues
For each separate performance obligation, it is evaluated whether control is transferred either at a point in time or over time. For performance obligations that are satisfied over time, revenues are recognized based on a measure of progress, which depicts the performance in transferring control to the customer. Under the terms of our licensing arrangements, when we provide the licensee with a research and development license, which represents a right to access our intellectual property as it exists throughout the license period (as our intellectual property is still subject to further research), the promise to grant a license is accounted for as a performance obligation satisfied over time as our customers simultaneously receive and consume the benefits from our performance.
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

Annual Report on Form 20-F for the year ended December 31, 2024

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
Prior to the second quarter of 2023, we had assessed that inventory produced prior to successful regulatory approval did not meet the criteria for capitalization as an asset, and accordingly expensed the costs of pre-
launch inventory as research and development costs. Based on the experience of the past years and the developments since our COVID-19 vaccine was first authorized or approved for emergency or temporary use, our assessment regarding the potential to produce economic benefits changed. Beginning with the second quarter of 2023, pre-launch products from the Comirnaty product family with their potential for economic benefit fulfill the recognition criteria for an asset under the IFRS Conceptual Framework. At each reporting date, the respective inventory is measured at the lower of cost and net realizable value. However, because it is not probable until regulatory approval is obtained, we consider the net realizable value to be zero, as this is the probable amount expected to be realized from its sale until approval is obtained. The write-down is recognized in the statements of profit or loss as research and development expenses. If regulatory approval for a product candidate is obtained, the relevant write-down would be reversed to a maximum of the original cost.
Subsequently, inventory is recognized as cost of sales.

Annual Report on Form 20-F for the year ended December 31, 2024

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

Annual Report on Form 20-F for the year ended December 31, 2024

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
Global Minimum Taxation
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

Annual Report on Form 20-F for the year ended December 31, 2024

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
The portion of the consideration paid by us in in-licensing agreements to acquire rights to intellectual property is recognized as an intangible asset, referred to as In-process R&D. If an in-licensing agreement includes research and development services, the share of consideration attributable to these services is deferred and recognized in research and development expenses as goods or services are received. Payments depending on the achievement of specific milestones as part of the purchase of intangible assets, except for intangible assets acquired in a business combination, are recognized as subsequent acquisition cost of the intangible asset and as a financial liability once the milestone is reached.
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
Operating and business equipment has a useful life of 1-10 years and is reported under equipment, tools and installations due to immateriality. Leasehold improvements disclosed in buildings have a useful life of the shorter period of the underlying lease term or the economic useful live (see Note 2.3.16).
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
Intangible assets not yet available for use are not amortized, but rather tested for impairment when a triggering event arises or at least once a year. The identification of triggering events takes place on a quarterly or on an ad

Annual Report on Form 20-F for the year ended December 31, 2024 hoc basis with the involvement of the responsible departments, taking internal and external information sources into consideration. The impairment test is performed annually or if there are indications of impairment by determining the asset’s value in use. In assessing value in use, the estimated discounted future cash flows are based on long-term forecast calculations reflecting the asset’s estimated product life cycles. The assumptions are based on internal estimates along with external market studies. The result of the valuation depends to a large extent on the estimates by the management of the future cash flows of the assets and the discount rate applied, and is therefore subject to uncertainty. Any expense resulting from an impairment of intangible assets with finite lives is recognized in the consolidated statements of profit or loss in the expense category that is consistent with the function of the respective intangible assets.
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
Financial Assets Measured at Amortized Cost
Financial assets measured at amortized cost include trade receivables and other financial assets that are generally measured using the effective interest rate (EIR) method. With respect to trade receivables, we applied the practical expedient, which means that they are measured at the transaction price determined in accordance with IFRS 15. Refer to the accounting policies in Note 2.3.3. Other financial assets measured at amortized cost are held to collect contractual cash flows, which are solely payments of principal and interest. Gains and losses are recognized in our consolidated statements of profit or loss when the financial asset is derecognized, modified or impaired.
Financial Assets Designated at Fair Value through OCI (Equity Instruments)
Upon initial recognition, we can irrevocably elect to classify equity investments as equity instruments designated at fair value through OCI if they meet the definition of equity under IAS 32 and are not held for trading. The classification is determined on an instrument-by-instrument basis. Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognized as other income in the consolidated statements of profit or loss when the right of payment has been established. If dividends clearly represent a recovery of part of the cost of the investment they are recognized in the OCI. Equity instruments designated at fair value through
OCI are not subject to impairment assessment. We elected to irrevocably classify our non-listed and listed equity investments under this category. They are recognized using trade date accounting.
Financial Assets at Fair Value through Profit or Loss
When we acquire contractual rights to cash flows from the sale of patent-protected biopharmaceutical products by unrelated biopharmaceutical companies as royalty assets and do not own the intellectual property or have the right to commercialize the underlying products, royalty assets are recognized as financial assets measured at fair value through profit and loss. We recognize day one gains and losses only when the fair value is evidenced by a quoted price in an active market for the same instrument or is based on a valuation technique that only uses data from observable markets. In all other cases, we defer the difference between the fair value at initial recognition and the transaction price. After initial recognition, we recognize that deferred difference as a gain or loss only to the extent that it arises from a change in a factor that market participants would take into account when pricing the asset or liability.

Annual Report on Form 20-F for the year ended December 31, 2024

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
For trade receivables and contract assets the Group applies a simplified approach in calculating ECLs. This means that the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. We have established an ECL model that is based on the probability of default (PD), considers the respective country default probabilities and takes the maturities into account. In order to determine the PD of companies, we use the maturities of the trade receivables and the score of the companies.
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

Annual Report on Form 20-F for the year ended December 31, 2024

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

Annual Report on Form 20-F for the year ended December 31, 2024

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
The right-of-use asset is initially measured at cost.
The depreciation of the right-of-use asset is calculated on a straight-line basis over the estimated useful lives of the assets or shorter lease term, as follows:

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

Annual Report on Form 20-F for the year ended December 31, 2024

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
The expense relating to a provision is presented in the consolidated statements of profit or loss net of any reimbursement if reimbursement is considered to be virtually certain.
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

Annual Report on Form 20-F for the year ended December 31, 2024

If, due to local tax regulations, an amount is withheld for the employee’s tax obligations and paid directly to the tax authorities in cash on the employee’s behalf, the entire share-based payment program remains an equity-
settled plan based on the IFRS 2 classification. Accordingly, the amount withheld for the employee’s tax obligations expected to be paid directly to the tax authorities is reclassified from “Other reserves” to “Other non-
financial liabilities”.
2.3.19 Cash Dividend
We recognize a liability to pay a dividend when the distribution is authorized. As per the corporate laws of
Germany, a distribution is authorized when it is approved by the general shareholder meeting. A corresponding amount is recognized directly in equity.
2.4 Standards Applied for the First Time
In 2024, the following potentially relevant new and amended standards and interpretations became effective, but did not have a material impact on our consolidated financial statements:

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
2.5 Standards Issued but Not Yet Effective
The new and amended standards and interpretations that are issued but not yet effective by the date of issuance of the financial statements and that might have an impact on our financial statements are disclosed below. We have not adopted any standards early and intend to adopt these new and amended standards and interpretations, if applicable, when they become effective.

Standards / Interpretations	Date of application
Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability	January 1, 2025
Amendments to the Classification and Measurement of Financial Instruments: – Amendments to IFRS 9 and IFRS 7	January 1, 2026
Annual Improvements Volume 11	January 1, 2026
Contracts Referencing Nature-dependent Electricity – Amendments to IFRS 9 and IFRS 7	January 1, 2026
IFRS 18 Presentation and Disclosure in Financial Statements	January 1, 2027
IFRS 19 Subsidiaries without Public Accountability: Disclosures	January 1, 2027
An analysis of the effects of IFRS 18 on us with regard to the presentation and disclosures in the financial statements has been started and is ongoing. IFRS 18 requires additional defined subtotals (operating, investing, financing) in the statement of profit and loss and disclosures about management performance measures, and adds new principles for aggregating and disaggregating information. With regard to the first-time application of the other standards and interpretations listed in the table and other standards amended in the annual improvements, it is currently estimated that there will be no material impact on our consolidated financial statements.
3 Significant Accounting Judgements, Estimates and Assumptions
The preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, the

Annual Report on Form 20-F for the year ended December 31, 2024

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

Annual Report on Form 20-F for the year ended December 31, 2024

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
Upon successfully commercializing a pharmaceutical product, the collaboration and license agreements also provide for additional profit-sharing or tiered royalties earned when customers recognize net sales of licensed products as well as sales milestone payments. Revenue is recognized based on the sales-based or usage-
based royalty exemption; i.e., when, or as, the underlying sales occur, which is when the performance obligation has been satisfied.
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

Annual Report on Form 20-F for the year ended December 31, 2024

Manufacturing cost variances include among others expenses from unused contract manufacturing capacities and overstock inventories finally scrapped. As only materialized costs – which for example means manufacturing capacities finally lapsed or inventories finally scrapped – are shared with the partner in a cash-effective manner, the gross profit share impact is anticipated once assessed as being highly probable to occur. Any changes to this assessment will be recognized prospectively.
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
Intangible Assets
Significant assumptions and estimates are required for the identification of a potential need to recognize an impairment loss. These estimates include management’s assumptions regarding future cash flow projections and economic risks that require significant judgment and assumptions about future developments. They can be affected by a variety of factors, including, but not limited to, changes in business strategy, assumptions regarding funding ability of expected R&D expenses, assumptions regarding the size of addressable markets and number of addressable indications as well as the time and probability to reach market.
Changes to the assumptions underlying our assessment of the impairment of goodwill and intangible assets could require material adjustments to the carrying amount of our recognized goodwill and intangible assets, as well as to the amounts of impairment charges recognized in profit or loss.
Significant assumptions and estimates are also required to determine the appropriate amount of amortization of intangible assets. They relate in particular to the determination of the underlying useful life. The useful life of an intangible asset is based on our estimates regarding the period over which the intangible asset is expected to generate economic benefits for us.
Contingencies
Disclosures in respect of third-party claims and litigation for which no provisions have been recognized disclosures are made in the form of contingent liabilities, unless a potential outflow of resources is considered remote. It is not practicable to estimate the financial impact of our contingent liabilities due to the uncertainties around lawsuits and claims as outlined above.
For further disclosures relating to contingencies see Note 18.
Research and Development Expenses
The nature of our business and primary focus of our activities, including development of our platforms and manufacturing technologies, generate a significant amount of research and development expenses. Research costs are expensed as incurred. Development expenditures on an individual project are recognized as an intangible asset if, and only if, the capitalization criteria are met. Based on our assessment, we have concluded that, due to the inherent risk of failure in pharmaceutical development and the uncertainty of approval, these criteria are usually not met before regulatory approval is achieved. The related expenditure is reflected in the consolidated statements of profit or loss in the period in which the expenditure is incurred. We have entered into agreements under which third parties grant licenses to us, which are known as in-license agreements. If in-
licensing results in consideration for the acquisition of intellectual property that meets the definition of an identifiable asset, this is capitalized as an intangible asset. If the transaction also includes research and development services to be provided by the licensor, the share of consideration attributable to these services is recognized in research and development expenses in line with the performance of the services. The allocation of consideration attributable to the acquisition of intellectual property and consideration attributable to the research and development services provided by the licensor requires management to make judgements and assumptions.

Annual Report on Form 20-F for the year ended December 31, 2024

These judgments and assumptions need to be applied on a case-by-case basis and can materially affect our research and development expenses.
Business Combinations
In our accounting for business combinations, judgment is required in determining whether an intangible asset is identifiable and whether it should be recorded separately from goodwill. Additionally, estimating the acquisition-
date fair values in conjunction with purchase price allocation involves estimation uncertainty and discretionary decisions. The necessary measurements are based on information available on the acquisition date and on expectations and assumptions that have been deemed reasonable by management. These judgments, estimates and assumptions can materially affect our financial position and profit.
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

Annual Report on Form 20-F for the year ended December 31, 2024

4 Group Information
Information about Subsidiaries
The consolidated financial statements include the following subsidiaries:

			% equity interest

Name	Country of incorporation	Registered office	December 31, 2024	December 31, 2023
BioNTech BioNTainer Holding GmbH	Germany	Mainz	100%	100%
BioNTech Cell & Gene Therapies GmbH	Germany	Mainz	100%	100%
BioNTech Collaborations GmbH	Germany	Mainz	100%	n/a(1)
BioNTech Delivery Technologies GmbH	Germany	Halle	100%	100%
BioNTech Diagnostics GmbH	Germany	Mainz	100%	100%
BioNTech Europe GmbH	Germany	Mainz	100%	100%
BioNTech Idar-Oberstein Services GmbH	Germany	Idar-Oberstein	100%	100%
BioNTech Individualized mRNA Manufacturing GmbH	Germany	Mainz	100%	100%
BioNTech Innovation and Services Marburg GmbH	Germany	Marburg	100%	100%
BioNTech Innovation GmbH	Germany	Mainz	100%	100%
BioNTech Innovative Manufacturing Services GmbH	Germany	Idar-Oberstein	100%	100%
BioNTech Manufacturing GmbH	Germany	Mainz	100%	100%
BioNTech Manufacturing Marburg GmbH	Germany	Marburg	100%	100%
BioNTech Real Estate Holding GmbH	Germany	Holzkirchen	100%	100%
InstaDeep DE GmbH	Germany	Berlin	100%	100%
JPT Peptide Technologies GmbH	Germany	Berlin	100%	100%
NT Security and Services GmbH	Germany	Mainz	100%	100%
reSano GmbH	Germany	Mainz	100%	100%
BioNTech Australia Pty Ltd.	Australia	Melbourne	100%	100%
BioNTech R&D (Austria) GmbH	Austria	Vienna	100%	100%
Simba Merger Sub	Cayman Islands	George Town	100%	n/a(1)
BioNTech (Shanghai) Pharmaceuticals Co. Ltd.	China	Shanghai	100%	100%
InstaDeep France SAS	France	Paris	100%	100%
Biopharma BioNTech Israel Ltd.	Israel	Tel Aviv	100%	100%
New Technologies Re	Luxembourg	Luxembourg	100%	100%
InstaDeep Nigeria Limited	Nigeria	Lagos	100%	100%
BioNTech Rwanda Ltd.	Rwanda	Kigali	100%	100%
BioNTech Pharmaceuticals Asia Pacific Pte. Ltd.	Singapore	Singapore	100%	100%
BioNTech Pharmaceuticals Spain S.L	Spain	Barcelona	100%	100%
BioNTech Switzerland GmbH	Switzerland	Basel	100%	100%
BioNTech Taiwan Co. Ltd.	Taiwan	Taipei	100%	100%
InstaDeep Tunisia SARL	Tunisia	Tunis	100%	100%
BioNTech Turkey Tıbbi Ürünler Ve Klinik Araştirma Ticaret Anonim Şirketi	Turkey	Istanbul	100%	100%
BioNTech UK Ltd.	United Kingdom	London	100%	100%
InstaDeep Ltd.	United Kingdom	London	100%	100%
BioNTech Research and Development, Inc.	United States	Cambridge	100%	100%
BioNTech USA Holding, LLC	United States	Cambridge	100%	100%
BioNTech US Inc.	United States	Cambridge	100%	100%
BioNTech Delivery Technologies (US), LLC	United States	Cambridge	100%	100%
InstaDeep LLC	United States	Dover	100%	100%
JPT Peptide Technologies Inc.	United States	Cambridge	100%	100%
(1)Included during the year ended December 31, 2024.

Annual Report on Form 20-F for the year ended December 31, 2024

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

			Ownership of ordinary shares in BioNTech (in %)

Name	Country of incorporation	Registered office	December 31, 2024	December 31, 2023
AT Impf GmbH	Germany	Munich	42.44%	43.77%
Entity with Significant Influence over the Group
Medine GmbH, Mainz, Germany, owned the following percentage of ordinary shares in BioNTech at the following dates as indicated:

			Ownership of ordinary shares in BioNTech (in %)

Name	Country of incorporation	Registered office	December 31, 2024	December 31, 2023
Medine GmbH	Germany	Mainz	16.85%	17.01%
5 Business Combinations
Acquisition of Biotheus
On November 13, 2024, our subsidiary, BioNTech Collaborations GmbH, entered into an agreement and plan of merger, or the Merger Agreement, with Biotheus, a clinical-stage biotechnology company dedicated to the discovery and development of novel antibodies to address unmet medical needs of patients with oncological or inflammatory diseases. The acquisition supports the global execution of our oncology strategy and provides full global rights to BNT327/PM8002, an investigational PD-L1 x VEGF-A bispecific antibody, with potential to replace current checkpoint inhibitor standard of care treatments for solid tumors.
Following the satisfaction of several customary closing conditions and regulatory approvals as defined in the
Merger Agreement, the acquisition closed on January 31, 2025.
Upon closing and under the terms of the agreement, we paid Biotheus shareholders upfront of approximately
$850.0 million, predominantly in cash, with a small portion in ADSs, to acquire 100% of the issued share capital of Biotheus, subject to customary purchase price adjustments, and agreed to pay additional performance-based contingent payments of up to $150.0 million if certain milestones are met.
By closing the acquisition, we gained full rights to Biotheus’s pipeline candidates and its in-house bispecific antibody drug conjugate capability. The acquisition has expanded our footprint in China, adding a local research and development hub to conduct clinical trials. In addition, we have gained a biologics manufacturing facility to contribute to our future global manufacturing and supply, and more than 300 Biotheus employees in R&D, manufacturing and enabling functions have joined the BioNTech workforce.

Annual Report on Form 20-F for the year ended December 31, 2024

We are in the process of performing a preliminary allocation of the total consideration and the underlying assets acquired and liabilities assumed based on their estimated fair value as of the acquisition date in accordance with
IFRS 3.
Based on our initial assessment, the purchase price will be mainly allocated to amounts related to the settlement of the pre-existing relationship in connection with the License and Collaboration Agreement with Biotheus as of
November 2023, which comprised the development, manufacturing and commercialization of BNT327 ex-
Greater China.
The amount related to the settlement of the pre-existing relationship is identified based on the fair value of the settled rights of Biotheus in connection with contingent payments in relation to the License and Collaboration
Agreement and will be separated from the remaining consideration to be transferred for the acquired business of
Biotheus. The consideration for the acquired business of Biotheus will be allocated to net assets acquired, which include identified intangible assets in connection with Biotheus’ BNT327 Greater China rights and other clinical pipeline candidates, property, plant and equipment, cash, financial liabilities, deferred tax liabilities and if applicable goodwill as residual.
The assessment is preliminary as the accounting for the settlement of the pre-existing relationship and business combination is still in progress.

Annual Report on Form 20-F for the year ended December 31, 2024

6 Revenues from Contracts with Customers
6.1 Disaggregated Revenue Information
Set out below is the disaggregation of the Group’s revenues from contracts with customers:

	Years ended December 31,

(in millions €)	2024		2023		2022
COVID-19 vaccine revenues	2,432.1	88%	3,776.2	99%	17,145.2	99%
Other revenues	319.0	12%	42.8	1%	165.4	1%
Total	2,751.1	100%	3,819.0	100%	17,310.6	100%

(in millions €)	Years ended December 31,

Revenues by customers	2024		2023		2022
Pfizer	2,011.7	73%	3,293.0	86%	13,795.8	80%
German Federal Ministry of Health	701.0	25%	473.6	12%	3,020.5	17%
Other customers	38.4	2%	52.4	2%	494.3	3%
Total	2,751.1	100%	3,819.0	100%	17,310.6	100%

(in millions €)	Years ended December 31,

Revenues by countries	2024		2023		2022
United States	1,847.8	67%	3,010.9	79%	12,709.7	73%
Germany	706.9	26%	482.7	13%	3,031.0	18%
Rest of the World	196.4	7%	325.4	8%	1,569.9	9%
Total	2,751.1	100%	3,819.0	100%	17,310.6	100%
COVID-19 vaccine revenues
During the year ended December 31, 2024, COVID-19 vaccines revenues were recognized from the supply and sales of our COVID-19 vaccine worldwide, mainly comprising our share of the collaboration partner’s gross profit derived from sales in the collaboration partner’s territory. During the year ended December 31, 2024, our commercial revenues decreased as compared to the year ended December 31, 2023, in line with a lower
COVID-19 vaccine market demand. In addition, write-downs by our collaboration partner Pfizer, significantly reduced our gross profit share and hence negatively influenced our revenues for the year ended December 31,
2024. Our COVID-19 vaccine revenues are subject to seasonal effects in the fall / winter of the northern hemisphere.
Other revenues
During the year ended December 31, 2024, our other revenues were mainly derived from a pandemic preparedness contract with the German government effectively supplemented in the three months ended March
31, 2024.

Annual Report on Form 20-F for the year ended December 31, 2024

The revenues from contracts with customers disclosed above were recognized as follows:

	Years ended December 31,

(in millions €)	2024	2023	2022
Timing of revenue recognition
Goods and services transferred at a point in time	611.4	776.3	4,447.2
Goods and services transferred over time	298.5	15.4	127.2
Revenue recognition applying the sales-based or usage-based royalty recognition constraint model(1)	1,841.2	3,027.3	12,736.2
Total	2,751.1	3,819.0	17,310.6
(1)Represents sales based on the share of the collaboration partners’ gross profit and sales milestones.
6.2 Contract Assets
The contract assets developed as follows:

	2024			2023
(in millions €)	Current	Non- current	Total	Current	Non- current	Total
As of January 1	4.9	—	4.9	—	—	—
Additions	—	28.4	28.4	4.2	—	4.2
thereof: attributable to performance obligations satisfied in prior periods	—	23.6	23.6	—	—	—
Reclassification to trade accounts receivables	(13.5)	—	(13.5)	—	—	—
Reclassification from non-current to current	18.6	(18.6)	—	—	—	—
Changes in scope of consolidation	—	—	—	0.7	—	0.7
As of December 31	10.0	9.8	19.8	4.9	—	4.9
During the year ended December 31, 2024, the contract assets were significantly influenced by the rendering of services under the pandemic preparedness contract with the German government.

Annual Report on Form 20-F for the year ended December 31, 2024

6.3 Contract Liabilities
The development of the contract liabilities is as follows:

	2024			2023
(in millions €)	Current	Non- current	Total	Current	Non- current	Total
As of January 1	353.3	398.5	751.8	77.1	48.4	125.5
Additions	—	—	—	387.2	444.0	831.2
Recognition as revenues	(272.7)	—	(272.7)	(202.2)	—	(202.2)
Reclassification from non-current to current	215.5	(215.5)	—	93.9	(93.9)	—
Currency effects	(1.2)	—	(1.2)	(2.7)	—	(2.7)
As of December 31	294.9	183.0	477.9	353.3	398.5	751.8
Contract liabilities significantly decreased compared to the previous year as advance payments in connection with the amendment of the COVID-19 vaccine purchase agreement with the European Commission, or EC, were consumed. As of December 31, 2024, the contract liabilities included €416.2 million of such payments and
€61.1 million of remaining upfront fees from our collaboration agreement with Pfizer (Zoster) (as of
December 31, 2023: €688.7 million payments under our COVID-19 vaccine purchase agreement with the
European Commission and €62.3 million of remaining upfront fees from our collaboration agreement with Pfizer
(Zoster)).
Set out below is the amount of revenue recognized for the periods indicated:

	Years ended December 31,

(in millions €)	2024	2023	2022
Amounts included in contract liabilities at the beginning of the year	272.7	3.5	63.1
7 Income and Expenses
7.1 General Expenses
Cost of Sales
From the year ended December 31, 2023, to the year ended December 31, 2024, cost of sales decreased by
€58.5 million, or 10%, from €599.8 million to €541.3 million, mainly due to recognizing lower cost of sales from our decreased COVID-19 vaccine sales, which included the share of gross profit that we owe our collaboration partner Pfizer based on our sales. The same reasoning applies to the change while comparing the years ended
December 31, 2023 and 2022, which decreased by €2,395.2 million, or 80%, from €2,995.0 million to €599.8 million. In addition, cost of sales was impacted by expenses arising from inventory write-downs and scrapings in the context of the launch of our variant adapted COVID-19 vaccine in the amount of €125.8 million during the year ended December 31, 2024 (€94.5 million for year ended December 31, 2023, and nil for year ended
December 31, 2022).
Research and Development Expenses
From the year ended December 31, 2023 to the year ended December 31, 2024, our research and development expenses increased by €471.1 million, or 26%, from €1,783.1 million to €2,254.2 million, mainly influenced by advancing key pipeline candidates, such as our ADC antibody and individualized cancer-immunotherapy product candidates. Further contributions to the increase came from higher personnel expenses resulting from an increase in headcount. The same reasoning applies to the change in our research and development expenses while comparing the years ended December 31, 2023 and 2022, which increased by €246.1 million, or 16%, from €1,537.0 million to €1,783.1 million.

Annual Report on Form 20-F for the year ended December 31, 2024

Sales and Marketing Expenses
From the year ended December 31, 2023, to the year ended December 31, 2024, our sales and marketing expenses increased by €5.2 million, or 8%, from €62.7 million to €67.9 million, mainly due to increased expenses for setup and enhancement of commercial IT platforms and an increase in personnel expenses resulting from an increase in headcount. The same reasoning applies to the change in sales and marketing expenses while comparing the years ended December 31, 2023 and 2022, which increased by €3.2 million, or 5%, from €59.5 million to €62.7 million.
General and Administrative Expenses
From the year ended December 31, 2023 to the year ended December 31, 2024, our general and administrative expenses increased by €36.1 million, or 7%, from €495.0 million to €531.1 million, mainly influenced by increased expenses for IT services as well as by an increase in personnel expenses resulting from an increase in headcount. The same reasoning applies to the change in general and administrative expenses while comparing the years ended December 31, 2023 and 2022, which increased by €13.3 million, or 3%, from €481.7 million to €495.0 million.
7.2 Other Operating Result

	Years ended December 31,

(in millions €)	2024	2023	2022
Other operating result
Other operating income	140.6	105.0	815.3
Gain on derivative instruments at fair value through profit or loss	—	67.6	—
Grants	31.5	2.2	1.4
Foreign exchange differences, net	84.9	—	727.4
Other	24.2	35.2	86.5
Other operating expenses	(811.5)	(293.0)	(410.0)
Contractual disputes / settlements	(657.4)	—	—
Litigation costs(1)	(113.7)	(29.4)	(3.0)
Loss on derivative instruments at fair value through profit or loss	(32.4)	—	(385.5)
Foreign exchange differences, net	—	(252.0)	—
Other	(8.0)	(11.6)	(21.5)
Total other operating result	(670.9)	(188.0)	405.3
(1)Adjustments to the year 2022 figures relate to reclassifying legal costs in connection with certain litigation as other operating expenses, rather than general and administrative expenses, to reflect changes in reporting.
During the year ended December 31, 2024, the other operating income increased compared to the year ended
December 31, 2023, as foreign exchange differences arising on operating items changed from a negative effect to a positive effect. Comparing the year ended December 31, 2023, to the year ended December 31, 2022, we had a negative effect from exchange differences.
During the year ended December 31, 2024, the other expenses increased compared to the year ended
December 31, 2023, which was mainly due to the settlement of contractual disputes and related expenses to such disputes and other litigations. The amounts shown for contractual disputes are net of the related reimbursements to be received. For further information see Note 12.2. During the year ended December 31,
2023, the other operating expenses decreased compared to the year ended December 31, 2022, as the fair value measurement effect of our derivatives changing from a negative to a positive effect.

Annual Report on Form 20-F for the year ended December 31, 2024

7.3 Finance Result

	Years ended December 31,

(in millions €)	2024	2023	2022
Finance result
Finance income	664.0	519.6	330.3
Gains from financial instruments measured at amortized cost	437.6	357.6	48.5
Gains from financial instruments measured at fair value	210.9	162.0	216.8
Foreign exchange differences, net	15.5	—	65.0
Finance expenses	(27.4)	(23.9)	(18.9)
Loss from financial instruments measured at fair value	(6.0)	—	—
Loss from financial instruments measured at amortized cost without expected credit losses	(4.6)	—	—
Loss from financial instruments measured at amortized cost, expected credit losses	(4.2)	—	—
Foreign exchange differences, net	—	(16.0)	—
Other	(12.6)	(7.9)	(18.9)
Total finance result	636.6	495.7	311.4
During the year ended December 31, 2024, the finance income increased compared to the year ended
December 31, 2023, mainly due to interest income earned on security investments as bonds, commercial paper, reverse repos and deposits as well as fair value adjustments in relation to our money market funds. The same effect applies for the year ended December 31, 2023, compared to the year ended December 31, 2022.
During the year ended December 31, 2024, the finance expenses increased compared to the year ended
December 31, 2023, mainly due to interest expenses for financial liabilities that have been discounted at inception date, interests on leases and tax liabilities and impairments for expected credit losses of financial assets. This was partially compensated by positive exchange rate effects. During the year ended December 31,
2023, the other finance income increased compared to the year ended December 31, 2022.
7.4 Employee Benefits Expense

	Years ended December 31,

(in millions €)	2024	2023	2022
Wages and salaries	814.0	617.8	544.8
Social security costs	113.7	76.7	58.6
Pension costs	3.5	4.1	2.1
Total	931.2	698.6	605.5
Wages and salaries include, among other things, expenses for share-based payments. The increase is mainly due to an increase in headcount between the years ended December 31, 2024 and 2023.
8 Income Tax
Income tax for the years ended December 31, 2024, December 31, 2023, and December 31, 2022, comprised current income taxes, other taxes and deferred taxes. We are subject to corporate taxes, the solidarity surcharge and trade taxes. Our corporate tax rate in the reporting year remained unchanged (15.0%) as did the solidarity surcharge (5.5%) whereas the average trade tax rate changed resulting in a combined income tax rate of 27.6%

Annual Report on Form 20-F for the year ended December 31, 2024 in the year ended December 31, 2024 (during the years ended December 31, 2023 and 2022: 27.1% and 27.2%, respectively). Deferred taxes are calculated at a rate of 30.8%. BioNTech USA Holding, LLC is subject to Federal
Corporate Income Tax (21.0%) as well as State Income Tax in various state jurisdictions (effective rate of 3.4%).
The deferred tax rates calculations basis remained unchanged compared to the previous period.
The following table illustrates the current and deferred taxes for the periods indicated:

	Years ended December 31,

(in millions €)	2024	2023	2022
Current income taxes	(2.3)	243.1	3,629.6
Deferred taxes	(10.1)	12.7	(109.9)
Income taxes expenses / (income)	(12.4)	255.8	3,519.7
The following table reconciles the expected income taxes to the income tax expenses. The expected income taxes were calculated using the combined income tax rate of BioNTech SE applicable to the Group and mentioned above which was applied to profit before taxes to calculate the expected income taxes.

	Years ended December 31,

(in millions €)	2024	2023	2022
Profit / (Loss) before tax	(677.7)	1,186.1	12,954.1
Expected tax credit	(186.8)	321.8	3,529.7
Effects
Deviation due to local tax basis	12.6	6.6	8.9
Deviation due to deviating income tax rate (Germany and foreign countries)	6.6	(0.1)	7.3
Change in valuation allowance	(16.4)	(14.3)	30.6
Effects from tax losses and tax credits	241.1	(66.5)	23.2
Change in deferred taxes due to tax rate change	9.1	(2.4)	(2.3)
Non-deductible expenses	(49.1)	3.1	2.5
Non tax-effective income	(2.1)	(0.6)	(87.9)
Non tax-effective share-based payment expenses	(37.2)	7.7	8.7
Tax-effective equity transaction costs	—	—	—
Adjustment prior year taxes	—	5.5	(31.5)
Non-tax effective bargain purchase	—	—	—
Other effects	9.8	(5.0)	30.5
Income taxes	(12.4)	255.8	3,519.7
Effective tax rate	1.8%	21.6%	27.2%
Taxes
Deferred taxes for the periods indicated relate to the following:

Annual Report on Form 20-F for the year ended December 31, 2024

Year ended December 31, 2024
(in millions €)	January 1, 2024	Recognized in P&L	Recognized in OCI	Recognized directly in equity	December 31, 2024
Fixed assets	(8.4)	11.5	—	—	3.1
Right-of-use assets	(56.6)	(8.3)	—	—	(64.9)
Inventories	113.6	(31.7)	—	—	81.9
Trade and other receivables	(90.0)	(412.1)	—	—	(502.1)
Lease liabilities	57.2	13.3	—	—	70.5
Contract liabilities	(43.0)	(47.3)	—	—	(90.3)
Loans and borrowings	4.8	20.4	—	—	25.2
Net employee defined benefit liabilities	0.6	0.1	—	—	0.7
Share-based payments	142.1	20.3	—	(85.0)	77.4
Other provisions	9.8	4.4	—	—	14.2
Other (incl. deferred expenses)	(44.9)	413.1	—	—	368.2
Tax losses / tax credits	94.4	230.2	63.2	—	387.8
Deferred tax assets net (before valuation adjustment)	179.6	213.9	63.2	(85.0)	371.7
Valuation adjustment	(138.0)	(133.9)	(60.5)	—	(332.4)
Deferred tax assets / (liabilities), net (after valuation adjustment)	41.6	80.0	2.7	(85.0)	39.3
Thereof deferred tax assets	81.3	82.7	2.7	(85.0)	81.7
Thereof deferred tax liability	(39.7)	(2.7)	—	—	(42.4)

Annual Report on Form 20-F for the year ended December 31, 2024

Year ended December 31, 2023
(in millions €)	January 1, 2023	Recognized in P&L	Recognized in OCI	Recognized directly in equity	December 31, 2023
Fixed assets	15.8	20.2	—	(44.4)	(8.4)
Right-of-use assets	(55.8)	(0.8)	—	—	(56.6)
Inventories	148.9	(35.3)	—	—	113.6
Trade and other receivables	(162.7)	72.7	—	—	(90.0)
Lease liabilities	55.2	2.0	—	—	57.2
Loans and borrowings	7.6	(2.8)	—	—	4.8
Contract liabilities	(10.0)	(33.0)	—	—	(43.0)
Net employee defined benefit liabilities	0.7	(0.1)	—	—	0.6
Other provisions	11.0	(1.2)	—	—	9.8
Share-based payments	188.4	12.0	—	(58.3)	142.1
Other (incl. deferred expenses)	61.5	(106.4)	—	—	(44.9)
Tax losses / tax credits	99.5	(5.1)	—	—	94.4
Deferred tax assets net (before valuation adjustment)	360.1	(77.8)	—	(102.7)	179.6
Valuation adjustment	(136.7)	65.1	—	(66.4)	(138.0)
Deferred tax assets / (liabilities), net (after valuation adjustment)	223.4	(12.7)	—	(169.1)	41.6
Thereof deferred tax assets	229.6	20.8	—	(169.1)	81.3
Thereof deferred tax liability	(6.2)	(33.5)	—	—	(39.7)
As of December 31, 2024, our accumulated tax losses comprised tax losses of German entities that were incurred prior to the establishment of a tax group with BioNTech SE or by entities that are not within the tax group or U.S. tax group. Up until the year ended December 31, 2024, our accumulated tax losses also comprised those of the German tax group. Our accumulated tax losses for the periods indicated amounted to the following:

	Years ended December 31,

(in millions €)	2024	2023	2022
Corporate tax	1,236.7	260.7	352.3
Trade tax	989.6	140.1	204.1

	Years ended December 31,

(in millions €)	2024	2023	2022
Federal tax credits	25.4	21.3	4.0
State tax credits	7.1	8.7	1.6
Up until the year ended December 31, 2024, deferred tax assets on tax losses were only partially recognized, as there was not sufficient probability in terms of IAS 12 that future taxable profits would have been available against which all the unused tax losses could have been utilized.

Annual Report on Form 20-F for the year ended December 31, 2024

The amount of deductible temporary differences, unused tax losses, and unused tax credits for which no deferred tax asset is recognized in the statement of financial position as of December 31, 2024, is €2,028.8 million. Therefore, as of December 31, 2024, we have not recognized deferred tax assets for unused tax losses and temporary differences in an amount of €332.4 million (December 31, 2023: €138.0 million, December 31,
2022: €136.7 million).
As of December 31, 2024, we maintain the partial non-recognition of deferred tax assets for unused U.S. federal and state tax losses and tax credits at an amount of €30.5 million and €4.0 million, respectively, as there is not sufficient probability in terms of IAS 12 that future taxable income will be available against which these unused tax losses and tax credits can be utilized. The material unrecognized U.S. federal and state tax losses and tax credits will begin to expire in 2036.
We do not recognize deferred tax liabilities for taxable temporary differences associated with investments in subsidiaries, in cases where we are able to control the timing of the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future. The aggregate amount of temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized, is €14.5 million.
The global minimum taxation for large multinational groups (known as The Pillar Two regulations) based on Base
Erosion and Profit Shifting (BEPS) project by the Organization for Economic Co-operation and Development
(OECD) were transposed into German law at the end of 2023 (MinStG) and came into force on January 1st,
2024. We do fall within the scope of these regulations. As of December 31, 2024 we carried out an analysis to determine the impact and jurisdictions from which we are exposed to potential effects in connection with a Pillar
Two top-up tax. It was checked whether the CbCR Safe Harbor Regulations were fulfilled. In Jurisdictions where the CbCR Regulations do not apply, the effective tax rate was calculated on a simplified basis. Since our relevant effective tax rate calculated for Pillar Two purposes is mainly above 15% in all jurisdictions in which it operates, it has been determined that we are not materially subject to Pillar Two top-up taxes. We apply the exception in IAS
12, according to which no deferred tax assets and liabilities are recognized in connection with the second pillar
(Pillar Two) income taxes of the OECD and no disclosures are made in this regard. We closely monitor the progress of the legislative process in each country in which we operate.
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

Annual Report on Form 20-F for the year ended December 31, 2024

The following table reflects the income and share data used in the basic and diluted EPS calculations:

	Years ended December 31,

(in millions €, except per share data)	2024	2023	2022
Profit attributable to ordinary equity holders of the parent for basic earnings	(665.3)	930.3	9,434.4
Weighted average number of ordinary shares outstanding for basic EPS	240.4	240.6	243.3
Effects of dilution from share options	—	2.1	6.5
Weighted average number of ordinary shares outstanding adjusted for the effect of dilution	240.4	242.7	249.8
Earnings / (Loss) per share
Basic earnings / (loss) per share	(2.77)	3.87	38.78
Diluted earnings / (loss) per share	(2.77)	3.83	37.77
10 Other Intangible Assets and Goodwill
Goodwill

(in millions €)	Goodwill
Acquisition costs
As of January 1, 2023	61.2
Currency differences	(5.6)
Acquisition of subsidiaries and businesses	306.9
As of December 31, 2023	362.5
Acquisition of subsidiaries and businesses	—
Currency differences	18.1
As of December 31, 2024	380.6
Intangible Assets with Indefinite Useful Lives

	CGU Immunotherapies		CGU External Product Sales of JPT		CGU External Business of InstaDeep		Total
(in millions €)	As of December 31, 2024	As of December 31, 2023	As of December 31, 2024	As of December 31, 2023	As of December 31, 2024	As of December 31, 2023	As of December 31, 2024	As of December 31, 2023
Goodwill	369.8	352.2	0.5	0.5	10.3	9.8	380.6	362.5
Intangible assets with indefinite useful life	486.5	444.5	—	—	—	—	486.5	444.5
Total	856.3	796.7	0.5	0.5	10.3	9.8	867.1	807.0
For the year ended December 31, 2024, our goodwill relates almost completely to the CGU Immunotherapies.
The CGU Immunotherapies focuses on the development of therapies in the field of oncology and infectious diseases and comprises our broad pipeline that includes mRNA-based immune activators, antigen-targeting
T cells and antibodies and defined immunomodulators of various immune cell mechanisms.

Annual Report on Form 20-F for the year ended December 31, 2024

We performed our annual Goodwill impairment test in October 2024.
The recoverable amount of the CGU Immunotherapies has been determined based on a fair value less cost of disposal (FVLCD), which we derived based on our market capitalization as an observable input parameter.
The recoverable amounts of the CGU External Product Sales of JPT and the CGU External Business of
InstaDeep have been determined based on their value in use. In assessing value in use, the estimated future cash flows, which are derived based on a bottom-up business plan provided by the management of the respective entities, are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the assets. A long-term growth rate of 1.5% is applied to project future cash flows after the last year of the detailed planning period.
As a result of the analysis in October 2024, we did not identify an impairment for these CGUs. Even if our market capitalization had been approximately 10% lower, FVLCD would have still been above the respective carrying amount of the CGU Immunotherapies.
Intangible assets with indefinite useful lives mainly comprised acquired intangible assets not yet available for use, or In-process R&D, of €485.5 million (as of December 31, 2023: €443.5 million). Such assets are not amortized and therefore reviewed for impairment annually. The annual impairment test was performed on an individual basis of the assets during the three months ended December 31, 2024. The recoverable amounts were determined based on the value in use. The results gave rise to impairment losses in total of €55.1 million that were related to the CGU Immunotherapies. The impairment losses were recorded under R&D expenses in the consolidated statements of profit or loss. The impairments resulted from revised prioritization of product candidates in the overall portfolio.
We examine the existence of indications of impairment using various factors, particularly deviations from sales forecasts and the analysis of changes in medium-term planning. The identification of indications of impairment takes place with the involvement of the responsible departments, taking external and internal information sources into consideration.
During the three months ended June 30, 2024, we identified a triggering event in connection with the asset related to the product candidate BNT326/YL202 due to the partial clinical hold placed on the Phase 1 trial of our partner, MediLink Therapeutics (Suzhou) Co., Ltd, or MediLink by the U.S. Food and Drug Administration, or
FDA. The impairment test performed did not reveal any impairment loss. Further triggering events were identified in connection with the asset related to the product candidate BNT316/ONC-392. During the three months ended
September 30, 2024, a triggering event was identified based on the operational hold of the trial. During the three months ended December 31, 2024, the trial was then placed on partial clinical hold. The FDA subsequently lifted the partial clinical holds related to both product candidates. During the three months ended December 31, 2024, we identified a triggering event based on our analysis of changes in medium-term planning. We have performed impairment tests in connection with the identified triggering events which did not give rise to any impairment loss.
A sensitivity analysis of the key assumptions, future cash flows and weighted average cost of capital, was performed as part of the scheduled impairment testing of the intangible assets not yet available for use. For those assets that have not been impaired, the sensitivity analysis did not give rise to any impairment loss, either for a reduction of 10% in future cash flows or for a 10% increase in the weighted average cost of capital.

Annual Report on Form 20-F for the year ended December 31, 2024

Other Intangible Assets

(in millions €)	In-process R&D	Concessions, licenses and similar rights	Advance payments	Total
Acquisition costs
As of January 1, 2023	—	222.3	13.1	235.4
Additions	443.5	45.7	15.8	505.0
Disposals	—	(1.6)	(1.6)	(3.2)
Reclassifications	—	4.9	(4.9)	—
Currency differences	—	(3.6)	—	(3.6)
Acquisition of subsidiaries and businesses	—	187.4	—	187.4
As of December 31, 2023	443.5	455.1	22.4	921.0
Additions	97.1	6.2	11.9	115.2
Disposals	—	(2.9)	—	(2.9)
Reclassifications	—	11.6	(11.6)	—
Currency differences	—	11.1	—	11.1
As of December 31, 2024	540.6	481.1	22.7	1,044.4

(in millions €)	In-process R&D	Concessions, licenses and similar rights	Advance payments	Total
Cumulative amortization and impairment charges
As of January 1, 2023	—	76.9	—	76.9
Amortization	—	40.5	—	40.5
Disposals	—	(0.3)	—	(0.3)
Currency differences	—	(0.2)	—	(0.2)
As of December 31, 2023	—	116.9	—	116.9
Amortization	—	54.8	—	54.8
Impairment	55.1	28.2	—	83.3
Disposals	—	(2.8)	—	(2.8)
Currency differences	—	1.8	—	1.8
As of December 31, 2024	55.1	198.9	—	254.0

(in millions €)	In-process R&D	Concessions, licenses and similar rights	Advance payments	Total
Carrying amount
As of December 31, 2023	443.5	338.2	22.4	804.1
As of December 31, 2024	485.5	282.2	22.7	790.4
The intangible assets resulting from licensing and collaboration agreements are combined into one class of assets, In-process R&D, due to their similar nature and use in our operations and are attributed to the CGU
Immunotherapies.

Annual Report on Form 20-F for the year ended December 31, 2024

The amortization of the concessions, licenses and similar rights during the year ended December 31, 2024, has been mainly recorded under R&D expenses in the consolidated statements of profit or loss.
During the year ended December 31, 2024, triggering events with respect to two intangible assets with definite useful life occurred. We performed impairment tests based on decisions to stop the development of the compounds that were acquired as part of business combinations in the past. The recoverable amounts were determined based on the value in use. The impairment tests gave rise to the full impairment of the compounds in the amount of €26.4 million. The remaining insignificant impairments relate to intangibles which are not significant for the group. The majority of these impairment losses were recorded under R&D expenses in the consolidated statements of profit or loss.
The decrease in other intangible assets by €13.7 million from December 31, 2023, to December 31, 2024, was mainly related to impairment losses of €83.3 million in total (as of December 31, 2023: nil). This was partially offset by the payments made in connection with the purchase of intangible assets. We entered into license and collaboration agreements in which we work together with partners to develop pharmaceutical products and, provided regulatory approval is granted, commercialize them. Thereof €9.4 million (as of December 31, 2023:
€443.5 million) was related to upfront payments and €87.7 million (as of December 31, 2023: nil) was related to milestone payments as part of the purchase of intangible assets that were recognized as subsequent acquisition cost of the intangible assets acquired. The payments in connection with the license and collaboration agreements resulted in the recognition of intangible assets not yet available for use.

Annual Report on Form 20-F for the year ended December 31, 2024

11 Property, Plant and Equipment

(in millions €)	Land and buildings	Equipment, tools and installations	Construction in progress and advance payments	Total
Acquisition and production costs
As of January 1, 2023	217.0	273.0	235.5	725.5
Additions	9.7	50.3	189.4	249.4
Disposals	—	(2.4)	(0.2)	(2.6)
Reclassifications	9.3	22.3	(31.6)	—
Currency differences	(0.6)	(1.2)	(3.6)	(5.4)
Acquisition of subsidiaries and businesses	—	2.1	—	2.1
As of December 31, 2023	235.4	344.1	389.5	969.0
Additions	46.2	49.3	192.4	287.9
Disposals	(0.3)	(4.7)	—	(5.0)
Reclassifications	86.6	36.3	(122.9)	—
Currency differences	1.5	2.7	1.6	5.8
As of December 31, 2024	369.4	427.7	460.6	1,257.7

(in millions €)	Land and buildings	Equipment, tools and installations	Construction in progress and advance payments	Total
Cumulative depreciation and impairment charges
As of January 1, 2023	22.0	94.3	—	116.3
Depreciation	14.4	83.3	—	97.7
Disposals	—	(1.7)	—	(1.7)
Currency differences	(0.2)	(0.3)	—	(0.5)
As of December 31, 2023	36.2	175.6	—	211.8
Depreciation	12.3	38.3	4.3	54.9
Impairment	26.0	32.1	—	58.1
Disposals	(0.1)	(4.0)	—	(4.1)
Currency differences	0.4	1.0	0.3	1.7
As of December 31, 2024	74.8	243.0	4.6	322.4

(in millions €)	Land and buildings	Equipment, tools and installations	Construction in progress and advance payments	Total
Carrying amount
As of December 31, 2023	199.2	168.5	389.5	757.2
As of December 31, 2024	294.6	184.7	456.0	935.3

Annual Report on Form 20-F for the year ended December 31, 2024

Non-Current Assets by Region
As of December 31, 2024, non-current assets comprised €177.6 million in other intangible assets, goodwill, property, plant and equipment, right-of-use assets and other assets of our subsidiaries incorporated in the United
States (as of December 31, 2023: €158.2 million) as well as €529.6 million in the United Kingdom (as of
December 31, 2023: €511.7 million), respectively. The remaining non-current assets of €1,683.3 million (as of
December 31, 2023: €1,469.0 million) mainly relate to entities incorporated in Germany.
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

(in millions €)	December 31, 2024	December 31, 2023
Cash at banks and on hand	450.0	453.1
Security investments disclosed as cash and cash equivalents	9,311.9	11,210.6
Bank deposits	1,849.4	2,589.5
Money market funds	6,947.5	7,446.1
Reverse Repo	515.0	1,175.0
Total	9,761.9	11,663.7
In general, the aim is to protect and maximize the financial resources available for further research and development projects.
Since December 2021, we have had an investment and asset management policy in place that contains policies and processes for managing cash and cash equivalents. Under this policy, our investment portfolio is to be maintained in a manner that minimizes risks to the invested capital. These risks include mainly credit risk and concentration risk. The portfolio must provide liquidity in a timely manner to accommodate operational and capital needs. The portfolio is managed by the Treasury department.
We are not subject to externally imposed capital requirements. Our capital management objectives were achieved in the years ended December 31, 2024 and 2023.

Annual Report on Form 20-F for the year ended December 31, 2024

12.2 Categories of Financial Instruments
Financial Assets and Liabilities at Amortized Cost and at Fair Value through OCI and Profit or Loss
Set out below is an overview of financial assets and liabilities at amortized cost and at fair value through OCI and profit or loss, as of the dates indicated:

December 31, 2024

	Carrying amount			Fair value
(in millions €)	Current	Non- current	Total	Level 1 (Fair value)	Level 2 (Fair value)	Level 3 (Fair value)	Total
Financial assets subsequently measured at fair value through profit or loss
Foreign exchange forward contracts	11.9	—	11.9	—	11.9	—	11.9
Security investments disclosed as cash and cash equivalents	6,947.5	—	6,947.5	6,947.5	—	—	6,947.5
Other financial assets	—	39.6	39.6	—	—	39.6	39.6
Financial assets subsequently measured at fair value through OCI
Non-listed equity investments	—	1.5	1.5	—	—	1.5	1.5
Listed equity investments	—	92.7	92.7	92.7	—	—	92.7
Financial assets subsequently measured at amortized costs(1)
Security investments disclosed as other financial assets	6,536.2	1,061.1	7,597.3	—	—	—	7,597.3
Security investments disclosed as cash and cash equivalents	2,364.4	—	2,364.4	—	—	—	2,364.4
Cash at banks and on hand	450.0	—	450.0	—	—	—	450.0
Trade and other receivables	1,463.9	—	1,463.9	—	—	—	1,463.9
Reimbursement asset	473.6	40.9	514.5	—	—	—	514.5
Other financial assets	—	18.2	18.2	—	—	—	18.2
Financial liabilities subsequently measured at fair value
Foreign exchange forward contracts	16.3	—	16.3	—	16.3	—	16.3
Contingent consideration	0.9	46.9	47.8	—	—	47.8	47.8
Financial liabilities subsequently measured at amortized costs(1)
Loans and borrowings	—	—	—	—	—	—	—
Trade payables and other payables	426.7	—	426.7	—	—	—	426.7
Other financial liabilities	1,426.2	—	1,426.2	—	—	—	1,426.2
Financial liabilities subsequently not measured according to IFRS 9
Lease liabilities	39.5	214.7	254.2	—	—	—	254.2
(1)Fair values for financial assets and liabilities at amortized costs are not disclosed as the book values represent a reasonable approximation.

Annual Report on Form 20-F for the year ended December 31, 2024

December 31, 2023

	Carrying amount			Fair value
(in millions €)	Current	Non- current	Total	Level 1 (Fair value)	Level 2 (Fair value)	Level 3 (Fair value)	Total
Financial assets subsequently measured at fair value through profit or loss
Security investments disclosed as cash and cash equivalents	7,446.1	—	7,446.1	7,446.1	—	—	7,446.1
Financial assets subsequently measured at fair value through OCI
Non-listed equity investments	—	27.1	27.1	—	—	27.1	27.1
Listed equity investments	—	26.0	26.0	26.0	—	—	26.0
Financial assets subsequently measured at amortized costs(1)
Security investments disclosed as other financial assets	4,885.1	1,104.6	5,989.7	—	—	—	5,989.7
Security investments disclosed as cash and cash equivalents	3,764.5	—	3,764.5	—	—	—	3,764.5
Cash at banks and on hand	453.1	—	453.1	—	—	—	453.1
Trade and other receivables	2,155.7	—	2,155.7	—	—	—	2,155.7
Other financial assets	0.2	18.4	18.6	—	—	—	18.6
Financial liabilities subsequently measured at fair value
Foreign exchange forward contracts	0.4	—	0.4	—	0.4	—	0.4
Contingent consideration	—	38.8	38.8	—	—	38.8	38.8
Financial liabilities subsequently measured at amortized costs(1)
Loans and borrowings	—	2.3	2.3	—	—	—	2.3
Trade payables and other payables	354.0	—	354.0	—	—	—	354.0
Other financial liabilities	414.9	—	414.9	—	—	—	414.9
Financial liabilities subsequently not measured according to IFRS 9
Lease liabilities	28.1	188.6	216.7	—	—	—	216.7
(1)Fair values for financial assets and liabilities at amortized costs are not disclosed as the book values represent a reasonable approximation.
Trade and other receivables
Trade and other receivables significantly decreased compared to the previous year and predominantly comprise trade receivables from our COVID-19 collaboration with Pfizer as well as our direct product sales to customers in our territory. The contractual settlement of the gross profit share has a temporal offset of more than one calendar quarter. As Pfizer’s financial quarter for subsidiaries outside the United States differs from ours, it creates an additional time lag between the recognition of revenues and the payment receipt. Consequently, as of
December 31, 2024, our trade receivables included, in addition to the profit share for the fourth quarter of 2024, trade receivables which related to the gross profit share for the third quarter of 2024.
Reimbursement asset
For the year ended December 31, 2024, we recognized a reimbursement asset in the amount of €514.5 million, derived from the settlement as described below under other financial liabilities.
In connection with the Settlement Agreement with the National Institutes of Health, or the NIH, Pfizer has agreed to reimburse us for $364.5 million (as of December 31, 2024, amounted to €350.9 million) of the claimed royalties paid to the NIH for 2020-2023 sales under the Settlement Agreement.
In connection with the Term Sheet and the proposed Settlement Agreement with the University of Pennsylvania, or UPenn, Pfizer has agreed to reimburse us for up to $170.0 million (as of December 31, 2024, amounts to

Annual Report on Form 20-F for the year ended December 31, 2024

€163.6 million) of the claimed royalties payable to UPenn for 2020-2023 sales in connection with the proposed
Settlement Agreement.
Other financial liabilities
During the year ended December 31, 2024, the other financial liabilities increased compared to the year ended
December 31, 2023, which is essentially related to the settlement of the contractual disputes with the NIH and
UPenn in the amount of €1,146.9 million.
On December 20, 2024, we entered into a Settlement Agreement with the NIH. Under the terms of the
Settlement Agreement, we will, among other things, pay $791.5 million (as of December 31, 2024, amounts to
€761.9 million) to the NIH.
On December 23, 2024, we entered into a binding Term Sheet with UPenn to provide terms on which we retain license rights under certain UPenn patent rights in order to allow it to continue to pursue development and commercialization of Licensed Products. Under the terms of the Term Sheet, we and UPenn intend to enter into a Settlement Agreement, pursuant to which we would, among other things, pay $400.0 million (as of
December 31, 2024, amounts to €385.0 million) as royalties for calendar years 2020-2023 to UPenn as well as
$52.0 million as a contribution to a research and development investment fund to be jointly managed by us and
UPenn.
Equity investments designated at Fair Value through OCI
Financial investments in equity securities measured at fair value through other comprehensive income comprise the following effects:

	Years ended December 31,

(in millions €)	2024	2023	2022
Net gain / (loss) on equity instruments designated at fair value through other comprehensive income	(146.6)	3.7	10.5
Total	(146.6)	3.7	10.5
During the year ended December 31, 2024, the non-listed and listed equity investments increased by
€41.1 million compared to year-end 2023 mainly due to our investment in Autolus Therapeutics plc in February
2024 and offsetting subsequent fair value changes amounting to €146.6 million during the year ended
December 31, 2024.

Annual Report on Form 20-F for the year ended December 31, 2024

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
using the respective deposit interest rates
and spot rates.
n/a
Non-listed equity investments	Quantitative and qualitative factors such as actual and forecasted results, cash position and financing round valuations.	–Actual and forecasted results –Net Asset Value –Cash position –Nature and pricing indication of latest financing round
Listed equity investments	Stock prices of the listed companies and applicable exchange rates, if the listing is in a foreign currency.	n/a
Money market funds	Quoted prices on an active market.	n/a
Contingent consideration	Present value of expected future payments and reflecting changes in expected achievement of underlying performance parameters and compounding effects.	–Expected future payments –Applied cost of capital
Royalty assets	Present value of expected future cash flows.	–Expected future cash flows –Applied cost of capital
12.3 Recurring Fair Values (Level 3)
The following table shows the recurring fair value measurement of the royalty assets included in other financial assets as well as contingent considerations and the effect of the measurements on our consolidated statements of profit or loss for the current period.

	Financial assets	Financial liabilities
(in millions €)	Other financial assets	Contingent consideration
As of January 1, 2023	—	(6.1)
Additions	—	(31.8)
Net effect on profit or loss - Finance income / (expense)
Net change in fair value	—	(0.9)
As of December 31, 2023	—	(38.8)
As of January 1, 2024	—	(38.8)
Additions	43.4	—
Disposals	—	—
Net effect on profit or loss - Finance income / (expense)
Net change in fair value	(3.8)	(9.0)
As of December 31, 2024	39.6	(47.8)

Annual Report on Form 20-F for the year ended December 31, 2024

The sensitivity of the fair values of contingent considerations in fair value level 3 to the significant, unobservable, variable input factors, with all other factors remaining constant, is shown in the following table:
Contingent consideration

Input factor	Change in assumptions	Change in fair value with increasing input factor (in millions €)	Change in fair value with decreasing input factor (in millions €)
Cash flow projections	10%	4.4	(4.4)
Discount rate	1%	(0.6)	0.6
The sensitivity of the fair values of royalty assets included in other financial assets to the significant, unobservable, variable input factors, with all other factors remaining constant, is shown in the following table:
Royalty assets

Input factor	Change in assumptions	Change in fair value with increasing input factor (in millions €)	Change in fair value with decreasing input factor (in millions €)
Cash flow projections	10%	4.1	(4.1)
Discount rate	1%	(3.1)	3.5
The estimated fair value of non-listed equity investments would, for example, increase (decrease) if the price of the latest financing round of the respective investment were to increase (decrease) and the overall company value were higher (lower).
12.4 Financial Instruments Risk Management Objectives and Policies
Our financial liabilities mainly comprise obligations derived from other financial liabilities such as obligation from transactions with licensors, trade and other payables, lease liabilities, contingent consideration, liabilities from exchanges forward contracts. The main purpose of these financial liabilities is to enable our operations. Our principal financial assets include mainly cash, security investments, trade receivables and reimbursement assets that derive directly from our operations.
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
There were no material changes in the way the risks were managed and valued during the years ended
December 31, 2024 and 2023.

Annual Report on Form 20-F for the year ended December 31, 2024

Foreign Currency Risks
Foreign currency risks address the risks that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. We are subject to currency risks, as our income and expenditures are denominated in Euro and the U.S. dollar. As such, we are exposed to exchange rate fluctuations between these currencies. Cash inflows denominated in U.S. dollar mainly result from generating proceeds under our collaboration agreements. Our commercial revenues are primarily collaboration revenues from earnings based on our partners’ gross profit, which is shared under the respective collaboration agreements and represents payments we receive in U.S. dollar. Cash outflows dominated in U.S. dollar mainly result from amounts spent on research and development activities and license obligations as well as expanding our global footprint further. With the aim of preserving capital, surplus liquidity is mainly invested in domestic currency investments as exchange rate fluctuations can reduce the value of our financial positions. We limit the effects of the identified risks by means of a coordinated and consistently implemented risk strategy. Besides applying natural hedging relationships where possible, foreign exchange forward contracts are concluded, as a matter of principle, as instruments to mitigate foreign currency exchange risk associated with foreign currency-
denominated payments. However, the foreign exchange forward contracts which we entered into were not designated as hedging instruments under IFRS.
The carrying amount of the monetary assets and liabilities denominated in U.S. dollar at the dates indicated are as follows:

(in millions €)	December 31, 2024	December 31, 2023
Cash and cash equivalents in U.S. dollar	617.6	122.6
Monetary assets in U.S. dollar	1,484.7	1,191.9
Monetary liabilities and provisions in U.S. dollar	1,858.1	567.3
Total	244.2	747.2
The following tables demonstrate the sensitivity to a reasonable, possible change in U.S. dollar exchange rates or U.S. dollar forward rates, with all other variables held constant. The impact on our profit before tax is due to changes in the fair value of monetary assets and liabilities. The exposure to foreign currency changes for all other currencies is not material.

	1 € =	Closing rate		Average rate
Currency	Country	2024	2023	2024	2023
U.S. dollar	United States	1.0389	1.1050	1.0824	1.0813

(in millions €)	Change in U.S. dollar rate	Effect on profit / (loss) before tax	Effect on pre-tax equity

2024	+5%	(11.6)	(11.6)
	-5%	12.9	12.9
2023	+5%	(35.5)	(35.5)
	-5%	39.2	39.3
12.6 Credit Risk Management
Credit risks address the risks that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. We are exposed to credit risks from our operating activities, including security investments, bank deposits, reverse repos, foreign exchange transactions, trade and other receivables and cash at banks. The maximum exposure to credit risk for the components of the consolidated

Annual Report on Form 20-F for the year ended December 31, 2024 statements of financial position as of December 31, 2024, and December 31, 2023, are the carrying amounts as illustrated in Note 12.1 and Note 12.2.
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
Our security investments are solely invested in the highest-quality liquid assets (e.g. core European sovereign, supranational and agency bonds) and bank deposits with a maturity of more than 3 months (held at selected banks, exclusively rated as investment grade). They do not bear any currency risks or material credit risks. The bank deposits are held at selected banks, exclusively rated as investment grade. We limit our investment engagements individually and track each credit risk continuously. For reverse repos, only investment-grade counterparties qualify as our business partners and secured investments are solely collateralized by high-quality liquid assets.
Accordingly, credit risks from these financial assets are limited. Before entering into new business relationships and during ongoing business relationships, we evaluate our business partners with regard to their individual default risk. Therefore, we do not presume an increased credit risk as of the balance sheet date and determine the impairment loss based on the upcoming twelve months.
The calculated expected credit losses were not material as of December 31, 2024, and December 31, 2023.
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
As of December 31, 2024, outstanding trade and other receivables were mainly due from our collaboration partner Pfizer. Besides well-established pharmaceutical companies and governmental institutions, our other customers – to a smaller extent – are medical universities, other public institutions and peers in the biopharma industry. The balances with those customers are not material. Due to this customer portfolio, the credit risk on trade and other receivables is generally very low. We have not incurred material bad debt expense and do not expect that this will change with respect to the trade and other receivables outstanding as of December 31,
2024.
The expected credit risk on trade and other receivables and contract assets derived from applying the simplified approach in calculating expected credit losses was not material as of December 31, 2024, and December 31,
2023.
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

Annual Report on Form 20-F for the year ended December 31, 2024

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

Year ended December 31, 2024

(in millions €)	Less than 1 year	1 to 5 years	More than 5 years	Total
Trade and other payables	426.7	—	—	426.7
Lease liabilities	48.1	152.7	90.3	291.1
Contingent consideration	—	62.5	0.1	62.6
Foreign exchange forward contracts	16.3	—	—	16.3
Other financial liabilities	1,426.2	—	—	1,426.2
Total	1,917.3	215.2	90.4	2,222.9

Year ended December 31, 2023

(in millions €)	Less than 1 year	1 to 5 years	More than 5 years	Total
Loans and borrowings	—	2.3	—	2.3
Trade and other payables	354.0	—	—	354.0
Lease liabilities	34.1	136.6	73.7	244.4
Contingent consideration	—	57.5	0.3	57.8
Foreign exchange forward contracts	0.4	—	—	0.4
Other financial liabilities	414.9	—	—	414.9
Total	803.4	196.4	74.0	1,073.8

Annual Report on Form 20-F for the year ended December 31, 2024

12.8 Changes in Liabilities Arising from Financing Activities

Year ended December 31, 2024

(in millions €)	January 1, 2024	Cash flows	New leases and disposals	Reclassifi- cation	Other	December 31, 2024
Current obligations under lease contracts	28.1	(43.6)	19.4	35.6	—	39.5
Non-current obligations under lease contracts	188.6	—	56.0	(35.6)	5.7	214.7
Loans and borrowings	2.3	(2.3)	—	—	—	—
Total	219.0	(45.9)	75.4	—	5.7	254.2

Year ended December 31, 2023

(in millions €)	January 1, 2023	Cash flows	New leases and disposals	Reclassifi- cation	Other	December 31, 2023
Current obligations under lease contracts	36.0	(40.3)	(0.6)	34.1	(1.1)	28.1
Non-current obligations under lease contracts	174.1	—	51.1	(34.1)	(2.5)	188.6
Loans and borrowings	2.1	0.2	—	—	—	2.3
Total	212.2	(40.1)	50.5	—	(3.6)	219.0
13 Inventories

(in millions €)	December 31, 2024	December 31, 2023
Raw materials and supplies	268.1	347.5
Unfinished goods	7.3	4.0
Finished goods	7.9	6.2
Total	283.3	357.7
During the year ended December 31, 2024, expenses from inventory write-downs to net realizable value and scrapings due to inventories expected to be unsellable, not fulfilling the specification defined by our quality standards and shelf-life expiry resulted in €125.8 million, compared to €94.5 million in the previous period. The inventories valued at net realizable value in our consolidated statements of financial position as of December 31,
2024, take contractual compensation payments into consideration. We have not pledged any inventories as securities for liabilities. During the years ended December 31, 2024 and 2023, inventories in the amount of
€129.5 million and €354.4 million, respectively, were recognized as cost of sales.

Annual Report on Form 20-F for the year ended December 31, 2024

14 Other Non-Financial Assets

(in millions €)	December 31, 2024	December 31, 2023
Deferred expenses	166.8	284.9
Prepayments related to service contracts	27.7	28.3
Other	44.5	51.1
Total	239.0	364.3
Total current	212.7	280.9
Total non-current	26.3	83.4
Deferred expenses mainly comprise prepayments for future expenses of €83.1 million (€151.1 million as of
December 31, 2023) for the settlement fee of the European Commission to our collaboration partner and prepayments for our collaborations with Ryvu Therapeutics S.A., Krakow, Poland, €8.5 million (€15.7 million as of December 31, 2023) and MediLink Therapeutics Co., Ltd, Suzhou, China, €17.7 million (nil as of
December 31, 2023). The remaining deferred expenses mainly comprise insurance obligations of €18.2 million and service contracts.
15 Issued Capital and Reserves
As of December 31, 2024, the number of shares outstanding was 239,970,804. This amount excludes
8,581,396 shares held in treasury. As of December 31, 2023, the number of shares outstanding was
237,725,735, excluding 10,826,465 shares held in treasury.

Annual Report on Form 20-F for the year ended December 31, 2024

16 Share-Based Payments
During the years ended December 31, 2024, 2023, and 2022, our share-based payment arrangements led to the following expenses:

		Years ended December 31,

(in millions €)	Note	2024	2023	2022
Expense arising from equity-settled share-based payment arrangements		85.0	44.1	46.5
Employee Stock Ownership Plan	16.5	—	—	13.8
Chief Executive Officer Grant	16.4	—	1.2	3.1
Management Board Grant(1)	16.3	5.2	3.2	4.3
BioNTech 2020 Employee Equity Plan for Employees Based Outside North America	16.1	58.3	36.3	25.3
InstaDeep Employee Incentive Plan(2)	16.1, 16.5	11.4	3.4	—
2024 North America Employee Participation Plan	16.1	10.1	—
Expense / (Income) arising from cash-settled share-based payment arrangements		15.9	7.3	61.5
Employee Stock Ownership Plan	16.5	0.1	(0.9)	53.4
Management Board Grant(1)	16.2, 16.3	2.6	(2.4)	—
BioNTech 2020 Restricted Stock Unit Plan for North America Employees	16.1	13.2	10.6	8.1
Total		100.9	51.4	108.0
Cost of sales		9.0	6.5	3.0
Research and development expenses		63.5	33.4	84.6
Sales and marketing expenses		2.5	1.0	0.8
General and administrative expenses		25.9	10.5	19.6
Total		100.9	51.4	108.0
(1)In May 2022, phantom options were granted under the Management Board Grant for the year 2022 which led to a modification from an equity-settled to cash-settled share-based payment arrangement and a reclassification of
€3.3 million between equity and non-current other liabilities, respectively. Expenses incurred before and after the modification dates have been disclosed as equity-settled or cash-settled share-based payment arrangement, respectively. The amount includes expenses incurred with respect to a one-time signing bonus granted to Jens Holstein and Annemarie Hanekamp as of their appointment to the Management Board (see Note 21.2).
(2)The first tranche of 40,249 RSUs vested in July 2024 and was settled in the three months ended December 31, 2024, in cash.
During the years ended December 31, 2024, 2023 and 2022, our share-based payment arrangements led to a cash outflow of €154.5 million, €766.2 million and €51.8 million, respectively. We expect to settle the equity-
settled share-based payment arrangements remaining from our 2020 Management Board Grant (see Note 16.3)
and the Employee Stock Ownership Plan (see Note 16.5) on a net basis by delivering to the participant a number of ADSs equal to the net value of the exercised option rights after deduction of (i) the exercise price and
(ii) the applicable wage taxes (including solidarity surcharge thereon and church tax, if applicable) and social security contributions resulting from such exercise. This reduces the dilutive impact of the respective rights compared to an all-equity settlement. If all of the equity-settled rights outstanding as of December 31, 2024, were to be exercised accordingly, the cash outflow to the tax authority in 2025 would amount to approximately
€9.9 million (based on the share price as of December 31, 2024).

Annual Report on Form 20-F for the year ended December 31, 2024

16.1 BioNTech Employee Equity Plan
BioNTech 2020 Employee Equity Plan for Employees Based Outside North America (Equity-Settled)
In December 2020, we approved the BioNTech 2020 Employee Equity Plan for employees based outside North
America, or the European Plan. Under the European Plan, Restricted Stock Units, or RSUs, are offered to our employees.
Award agreements were entered as of the respective grant dates in February 2021 (LTI 2020), January 2022
(LTI 2021 program), December 2022 (LTI 2022 program) and January 2024 (LTI 2023). RSUs issued under the
LTI 2020, LTI 2021, LTI 2022 and LTI 2023 programs vest annually in equal installments over respective waiting periods of four years, commencing in December 2020, December 2021, December 2022 and December 2023,
respectively. All programs were classified as equity-settled as we have the ability to determine the method of settlement.
The fair values of the awards issued under the European Plan were based upon the price of our ADSs representing ordinary shares at the grant date.

	LTI 2020 program	LTI 2021 program	LTI 2022 program	LTI 2023 program
Weighted average fair value	€92.21	€203.22	€165.03	€97.99
Waiting period (in years)	4.0	4.0	4.0	4.0
The RSUs outstanding as of the respective dates are presented in the table below.

	LTI 2020 program	LTI 2021 program	LTI 2022 program	LTI 2023 program
As of January 1, 2023	235,305	104,608	396,110	—
Forfeited / Modified	(4,400)	(3,497)	(16,141)	—
As of December 31, 2023	230,905	101,111	379,969	—
As of January 1, 2024	230,905	101,111	379,969	—
Granted / Allocated	—	—	—	834,211
Settled	(225,201)(1)	—	—	—
Forfeited / Modified	(4,541)	(2,332)	(12,507)	(62,902)
As of December 31, 2024	1,163	98,779	367,462	771,309
thereof vested	1,163	75,920	187,812	194,636
thereof unvested	—	22,859	179,650	576,673
(1)The closing price of an American Depositary Share of BioNTech on Nasdaq on December 13, 2024, the last trading day before the settlement date, converted from USD to Euro using the exchange rate published by the German Central Bank
(Deutsche Bundesbank) on the same day was €114.45.
BioNTech 2024 North America Employee Participation Plan (Equity-Settled)
During the year ended December 31, 2024, a new long-term incentive program for employees resident in North
America was established. Within this plan, BioNTech SE has granted RSUs and Performance-RSUs (for individuals at the Job Level Vice President or above) with an equity-based LTI program to all of their employees.
The number of RSUs granted to each participant is determined by multiplying the eligible earnings by a percentage within the applicable range for such individual’s BioNTech Job Level and dividing such amount by the
Share Price at Grant, rounding the result down to the nearest whole number. The number of PRSUs is subject to adjustments based on the performance of BioNTech ADSs against the Nasdaq Biotechnology Index (Index). In
May 2024, 356,757 RSUs and 34,481 PRSUs were granted to the participants. In December 2024, 47,115 further RSUs were granted to New-Joiners. The weighted average fair value at grant dates was €93.00. Between

Annual Report on Form 20-F for the year ended December 31, 2024 the grant date in May and December 31, 2024, 24,284 RSUs and 2,915 PRSUs were forfeited. As of
December 31, 2024, 379,588 RSUs and 31,566 PRSUs are outstanding.
All RSUs, except the PRSUs, shall vest with annually in equal tranches of 25% over a period of 4 years, starting from the date of the grant. In contrast to the German LTI employee programs 2020-2023, there is no 4-year waiting period.
InstaDeep RSU Program Employees (Partly Equity-Settled, Partly Cash-Settled)
As part of the acquisition of InstaDeep in 2023, it was agreed to issue a long-term RSU award with a total target incentive value of £15.0 million. The start of the vesting period was July 2023. The 160,997 RSUs granted under this award vest annually in equal tranches of 25% over a period of 4 years. There is no waiting period and each tranche will be settled with vesting. The weighted average fair value at grant date was €92.08.
The first tranche of 40,249 RSUs vested in July 2024 and was settled in the three months ended December 31,
2024, in cash. As of December 31, 2024, 120,748 RSUs were outstanding. The gross payout amount of the settlement of the first tranche was €2.1 million. The program is accounted for as equity-settled and it is at the discretion of the company whether the following three tranches will be settled in equity or in cash in the years
2025-2027.
BioNTech 2020 Restricted Stock Unit Plan for North America Employees (Cash-Settled)
In December 2020, we approved the BioNTech 2020 Restricted Stock Unit Plan for North America Employees, or
the North American Plan. Under the North American Plan, RSUs are offered to our employees. These RSUs vest over four years, with 25% vesting one year after the service commencement date and the remainder vesting in equal quarterly installments thereafter. The first awards under the North American Plan were granted in February
2021. The service date for these awards is the date as of which the employee became employed by BioNTech
US. As these RSUs are intended to be cash-settled upon vesting, the awards were defined as a cash-settled share-based payment arrangement. During the years ended December 31, 2024, 2023 and 2022, the settlement of RSUs resulted in a cash outflow of €13.9 million, €10.0 million and €9.4 million, respectively.
As of December 31, 2024, the liability related to these awards amounted to €11.2 million (€14.4 million as of
December 31, 2023).
16.2 Management Board Grant – Short-Term Incentive (Cash-Settled)
Management Board’s service agreements also include an STI compensation component, which is an annual performance-related bonus for the years of their respective service periods.
50% of each annual award is paid out at the end of the calendar month following the date on which the
Supervisory Board has approved the consolidated financial statements of the Company for the financial / bonus year that is relevant for the determination of the STI (first installment). The remaining 50% of each annual award is paid out one year after the achievement of the performance targets for the respective bonus year has been determined, subject to an adjustment relative to the performance of the price of the American Depositary Shares representing our ordinary shares during that year (second installment). The second installments represent cash-
settled share-based payment arrangements. The fair values of the liabilities are recognized over the awards’
vesting periods beginning when entering or renewing service agreements, i.e., the service commencement date, until each separate determination date and are remeasured until the settlement date. As of December 31, 2024, the liability related to these awards amounted to €2.8 million (€2.1 million as of December 31, 2023).
16.3 Management Board Grant Long-Term Incentive (Partly Equity-Settled, Partly Cash-Settled)
Our Management Board’s service agreements provide for long-term, four-year incentive compensation
(Management Board Grant - LTI) through an annual grant of options to acquire BioNTech shares at the end of the respective waiting periods of such agreements. The options are subject to the terms and conditions of the respective authorizations of the AGM creating our Employee Stock Ownership Plan, or ESOP, and the applicable option agreements.

Annual Report on Form 20-F for the year ended December 31, 2024

The options vest annually in equal installments over four years commencing on the first anniversary of the allocation date and are exercisable four years after the allocation date. Vested options can only be exercised if each of the following performance criteria has been achieved: (i) at the time of exercise, the current price is equal to or greater than the threshold amount (that is, the exercise price, provided that such amount increases by seven percentage points on each anniversary of the allocation date); (ii) at the time of exercise, the current price is at least equal to the target price (that is, (a) for the twelve-month period starting on the fourth anniversary of the allocation date, $8.5 billion divided by the total number of the ordinary shares outstanding immediately following the initial public offering (other than ordinary shares owned by BioNTech), and (b) for each twelve-
month period starting on the fifth or subsequent anniversary of the allocation date, 107% of the target share price applicable for the prior twelve-month period); and (iii) the closing price for the fifth trading day prior to the start of the relevant exercise window is higher than the exercise price by at least the same percentage by which the
Nasdaq Biotechnology Index (or a comparable successor index) is higher than it was on the last trading day before the allocation date. Following the expiry of the waiting period, option rights may be exercised during the exercise windows set out in the ESOP agreement. Option rights can be exercised up to ten years after the allocation date, after which they will be forfeited without compensation.
The right to receive options generally represents an equity-settled share-based payment arrangement. The allocation of options in 2020 occurred in February 2020. In May 2021 and May 2022, Management Board
members received phantom options equivalent to the number of options they would have been entitled to receive for 2021 and 2022, which led to a modification from equity-settled to cash-settled share-based payment arrangement and a reclassification of €1.1 million and €3.3 million between equity and non-current other liabilities as of the respective allocation dates. During 2023 and 2024, options were granted in May 2023 and
August 2024, respectively.
A Monte-Carlo simulation model has been used to measure the fair values at the (estimated) allocation dates of the Management Board Grant. This model incorporates the impact of the performance criteria regarding share price and index development described above. The parameters used for measuring the fair values as of the respective (estimated) allocation dates were as follows:

	Allocation date February 2020	Allocation date May 12, 2021(1)	Allocation date May 17, 2021(1)	Allocation date May 2022(1)	Allocation date May 2023	Allocation date August 2024
Weighted average fair value	€10.83	€36.13	€31.61	€42.24	€45.73	€37.88
Weighted average share price	€28.20	€179.16	€190.87	€157.24	€98.93	€84.23
Exercise price(2)	€28.32	€178.29	€179.83	€146.40	€104.86	€75.91
Expected volatility	36.6%	56.2%	52.3%	53.5%	47.2%	48.9%
Expected life (years)	4.8	4.6	4.6	5.8	5.8	5.8
Risk-free interest rate	1.6%	4.5%	4.2%	4.5%	3.7%	3.8%
(1)Classified as cash-settled share-based payment arrangement; all other share-based payment arrangements are classified as equity-settled.
(2)The share options allocated as of February 2020 and May 2023 as well as the phantom share options allocated as of
May 2021 and 2022 are subject to an effective exercise price cap.
For the awards with estimated allocation dates, the exercise prices of options expected to be allocated have been derived from the Monte-Carlo simulation model. Those will be adjusted until the actual allocation has occurred and the exercise price has ultimately been determined.

Annual Report on Form 20-F for the year ended December 31, 2024

	Estimated allocation date 2025	Estimated allocation date 2026	Estimated allocation date 2027	Estimated allocation date 2028
Weighted average fair value(1)	€49.89	€45.98	€43.98	34.74
Weighted average share price(1)	€109.68	€109.68	€109.68	€109.68
Exercise price(1)	€112.63	€119.48	€123.00	€130.37
Expected volatility	49.2%	47.8%	47.8%	43.7%
Expected life (years)(1)	5.8	5.8	5.8	5.8
Risk-free interest rate	4.6%	4.7%	4.7%	4.8%
(1)Valuation parameter for estimated allocation dates derived from the Monte-Carlo simulation model.
All options are subject to an effective exercise price cap, which means that the exercise price shall be adjusted to ensure that the current price of an ADS as of the exercise date does not exceed 800% of the exercise price.
For the LTI 2020, the maximum economic benefit receivable is capped at $246.24, and the effective exercise price is capped at a Euro amount equivalent to $30.78. For the phantom share options issued under the LTI
2021 and 2022 programs and the options issued under the LTI 2023 and 2024 programs, the maximum compensation that each member is entitled to receive, together with other compensation components received in the respective grant year, shall not exceed €20.0 million for Ugur Sahin and €10.0 million for all others.
Expected volatility was based on an evaluation of the historical volatilities of comparable companies over the historical period commensurate with the expected option term. The expected term was based on general option holder behavior for employee options.
The share options (including phantom share options) allocated to our Management Board as of the dates indicated are presented in the table below.

	Allocation date February 2020	Allocation date May 12, 2021(1)	Allocation date May 17, 2021(1)	Allocation date May 2022(1)	Allocation date May 2023	Allocation date August 2024
(Phantom) share options outstanding as of January 1, 2023	248,096	45,279	6,463	86,118	—	—
Granted / Allocated	—	—	—	—	130,586	—
(Phantom) share options outstanding as of December 31, 2023	248,096	45,279	6,463	86,118	130,586	—
(Phantom) share options outstanding as of January 1, 2024	248,096	45,279	6,463	86,118	130,586	—
Granted / Allocated	—	—	—	—	—	193,257
Exercised(2)	(209,128)	—	—	—	—	—
Forfeited / Modified	—	(1,778)	—	(7,332)	(13,812)	(12,729)
(Phantom) share options outstanding as of December 31, 2024	38,968	43,501	6,463	78,786	116,774	180,528
thereof allocated and vested but subject to performance and/or waiting requirements	38,968	30,878	4,848	43,060	32,646	—
thereof allocated and unvested	—	12,623	1,615	35,726	84,128	180,528
(1)Classified as cash-settled share-based payment arrangement; all other share-based payment arrangements are classified as equity-settled.
(2)The average closing price of an American Depositary Share of BioNTech on Nasdaq weighted over the various dates immediately preceding the settlement dates, converted from USD to Euro using the exchange rate published by the
German Central Bank (Deutsche Bundesbank) on the same days was €75.00 for all options exercised in 2024.

Annual Report on Form 20-F for the year ended December 31, 2024

For the awards with estimated allocation dates, the numbers of options expected to be allocated have been derived from a Monte-Carlo simulation model. Those will be adjusted until the actual allocation has occurred and the number of options granted has ultimately been determined.
The share options expected to be allocated to our Management Board as of the dates indicated are presented in the table below.

	Estimated allocation date 2025(1)	Estimated allocation date 2026(1)	Estimated allocation date 2027(1)	Estimated allocation date 2028(1)
Share options estimated to be allocated	122,211	98,760	26,616	7,533
(1)Valuation parameter derived from the Monte-Carlo simulation model.
As of December 31, 2024, the share options allocated and expected to be allocated under our equity-settled share-based payment arrangements had a remaining weighted average expected life of 5.0 years (as of
December 31, 2023: 4.1 years).
As of December 31, 2024, the liability related to the phantom option awards amounted to €5.1 million (€3.6 million as of December 31, 2023).
16.4 Chief Executive Officer Grant (Equity-Settled)
In September 2019, we granted Prof. Ugur Sahin, M.D., an option to purchase 4,374,963 of our shares under the
ESOP 2017/2019 program. All of these option rights vested and became exercisable in 2023, and were exercised on August 9, 2024, with an exercise price for each option of €13.74 ($15.00) calculated using the foreign exchange rate published by the German Central Bank (Deutsche Bundesbank) on the day before the exercise date and by applying the effective exercise cap and the maximum cap mechanism as disclosed above.
The closing price of one ADS on Nasdaq on the settlement date converted from U.S. Dollars to Euro using the exchange rate published by the German Central Bank (Deutsche Bundesbank) on the same day was €73.68 and led to an intrinsic value of the exercised options of €259.5 million.
In August 2024, the Supervisory Board determined that the award would be settled by the delivery of treasury shares (in the form of ADSs) equal to the net value of the exercised option rights after deduction of (i) the exercise price and (ii) the applicable wage taxes (including solidarity surcharge and church tax, if applicable) and social security contributions resulting from the exercise. The applicable taxes and social security contributions resulting from and withheld upon the exercise amounted to €123.2 million and were paid by us in September
2024 in cash directly to the respective authorities. The settlement mechanism decision changed neither the rights nor the classification of the grant as equity-settled. As a result of the settlement, no additional share-based payments under IFRS 2 were recorded during the year ended December 31, 2024.
16.5 Employee Stock Ownership Plan (Partly Equity-Settled, Partly Cash-Settled)
Employee Stock Ownership Plan (Equity-Settled)
Based on an authorization of the general meeting on August 18, 2017, we established a share option program under which we granted selected employees options to receive our shares. The program is designed as an
Employee Stock Ownership Plan, or ESOP. We offered participants a certain number of option rights by their explicit acceptance of an option rights agreement. The exercise of option rights in accordance with the agreement gives the participants the right to obtain shares against payment of the exercise price. With respect to the Management Board members serving at the time of allocation, the options are subject to the effective exercise price cap and maximum cap mechanisms. Under the exercise price cap, the exercise price shall be adjusted to ensure that the current price of an ADS as of the exercise date does not exceed 800% of the exercise price. Under the maximum cap mechanism, the maximum economic benefit receivable in respect of any exercised option, was capped at $240.00, with the effective exercise price being capped at a Euro amount equivalent to $30.00. Under the ESOP, the option rights (other than Özlem Türeci’s, and Ryan Richardson’s options) fully vest after four years and can be exercised if: (i) the waiting period of four years has elapsed; and

Annual Report on Form 20-F for the year ended December 31, 2024

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
The share options can only be exercised by the grantee if the price of the share is equal or greater to the threshold amount as defined in the ESOP agreement. Moreover, the option rights can only be exercised if the
IPO has occurred. Both conditions have been incorporated into the fair value at the grant date.
The inputs used in the measurement of the fair values at the grant date of the ESOP were as follows:

	Grant date November 15, 2018	Grant dates between February 21 and April 3, 2019
Weighted average fair value	€7.41	€6.93
Weighted average share price	€14.40	€15.72
Exercise price(1)	€10.14	€15.03
Expected volatility	46.0%	46.0%
Expected life (years)	5.8	6.0
Risk-free interest rate	0.1%	0.1%
(1)With respect to the Management Board members appointed as such at the time the options were granted, the options are subject to the effective exercise price cap as well as the maximum cap mechanism.
Expected volatility has been based on an evaluation of the historical and the implied volatilities of comparable companies over the historical period commensurate with the expected term. The expected term has been based on general option holder behavior for employee options.

Annual Report on Form 20-F for the year ended December 31, 2024

Set out below is an overview of changes to share options outstanding and number of ordinary shares underlying these options that occurred during the periods indicated:

	Share options outstanding	Number of ordinary shares underlying options	Weighted average exercise price (€)(1)
As of January 1, 2023	57,584	1,036,514	11.10
Exercised(2)	(39,785)	(716,121)	11.04
As of December 31, 2023	17,799	320,393	11.24
As of January 1, 2024	17,799	320,393	11.24
Exercised(2)	(7,725)	(139,053)	10.14
As of December 31, 2024	10,074	181,340	12.08
thereof vested	10,074	181,340	12.08
thereof unvested	—	—	—
(1)With respect to the Management Board members appointed as such at the time the options were granted, the options are subject to the effective exercise price cap as well as the maximum cap mechanism.
(2)The average closing price of an American Depositary Share of BioNTech on Nasdaq weighted over the various dates immediately preceding the settlement dates, converted from USD to Euro using the exchange rate published by the
German Central Bank (Deutsche Bundesbank) on the same days was €83.45 and €96.49 for all settlements during the years ended December 31, 2024 and 2023, respectively.
In September 2022, the Supervisory Board determined the ESOP settlement by the delivery of treasury shares
(in the form of ADSs) equal to the net value of the exercised option rights after deduction of (i) the exercise price and (ii) the applicable wage taxes (including solidarity surcharge thereon and church tax, if applicable) and social security contributions resulting from such exercise. The settlement was applied during the exercise windows in
2024 and 2023.
As of December 31, 2024, the share options outstanding under our equity-settled share-based payment arrangements had a remaining weighted average expected life of 0.1 years (as of December 31, 2023: 0.8 years).
InstaDeep Employee Stock Ownership Awards (Equity-Settled)
As part of the acquisition of InstaDeep in 2023, we agreed to issue long-term ESOP awards with a total target incentive value of £15.0 million. With this award, 398,013 options were granted to the InstaDeep employees. The awards are subject to a 4-year cliff vesting and will vest and become exercisable in July 2027. The exercise price is $94.47 for all InstaDeep employees located in France and Rest of World and $100.34 for two employees located in the US. As of December 31, 2024, 398,013 options are outstanding.
The fair value of the ESOP awards has been measured using a Monte Carlo simulation. For the ESOPs granted under the InstaDeep Employee Stock Ownership awards, the same performance requirements that allow the
ESOPs to be exercised apply as for the BioNTech Employee Stock Ownership Plan.
Employee Stock Ownership Plan (Cash-Settled)
Phantom options which were granted under the ESOP mainly during the year ended December 31, 2022, each give the participants the right to receive a cash payment equal to the difference between an exercise closing price (average closing price of an American Depositary Share of BioNTech on Nasdaq over the last ten trading days preceding the exercise date) and the exercise price. The phantom options can only be exercised by the grantee if the price of the share is equal or greater to the threshold amount as defined in the ESOP agreement.
The majority of options have an exercise price of €10.14. During the years ended December 31, 2024 and 2023,
50,748 and 52,100 cash-settled phantom option rights were exercised and resulted in a cash outflow of
€3.8 million and €4.5 million, respectively. The average 10-day closing prices of an American Depositary Share of BioNTech on Nasdaq weighted over the various settlement dates converted from USD to Euro using the

Annual Report on Form 20-F for the year ended December 31, 2024 exchange rate published by the German Central Bank (Deutsche Bundesbank) on the same days was €92.70 and €96.25. As of December 31, 2024, 58,903 cash-settled option rights remained outstanding. As of
December 31, 2024, the liability related to cash-settled share-based payment option rights amounted to
€5.0 million (€8.5 million as of December 31, 2023). The liability is based on the fair value of the respective rights. The fair value is measured using a binomial model consistent with the grant date fair value measurement of the equity-based option rights described above, which is updated on every reporting date.
17 Provisions

(in millions €)	December 31, 2024	December 31, 2023
Contractual disputes / settlements	85.7	118.2
Obligations from onerous CMO contracts	50.7	80.2
Other	29.3	79.7
Total	165.7	278.1
Total current	144.8	269.3
Total non-current	20.9	8.8
As of December 31, 2024, our current provisions included €85.7 million in contractual disputes mainly related to collaborators regarding, among other things, the interpretation of each party’s obligations or the amounts payable under the respective agreements (€118.2 million as of December 31, 2023). Acknowledging a decrease in obligations identified as contractual disputes, the change of €32.5 million compared to the previous period related entirely to consumption.
As of December 31, 2024, our current provisions included €50.7 million (€80.2 million as of December 31, 2023)
of obligations for production capacities derived from contracts with Contract Manufacturing Organizations, or
CMOs, that became redundant. The change of €29.5 million compared to December 31, 2023, related entirely to release of provision.
As of December 31, 2024, our current provisions included €29.3 million in other obligations mainly comprising employee related obligations (€79.7 million as of December 31, 2023, mainly comprising inventor remunerations as well as customs and duties). The change of €50.4 million compared to the previous period related mainly to consumption.
18 Contingent Liabilities and Other Financial Commitments
Contingent Liabilities
Our contingent liabilities include, but are not limited to, intellectual property disputes and contractual disputes regarding, among other things, the interpretation of each party’s obligations or the amounts payable under the respective agreements, product-related disputes and actions by or on behalf of our shareholders.
From time to time, in the normal course and conduct of our business, we may be involved in proceedings with third parties about considering, for example, the use and/or remuneration for use of such third party’s intellectual property. As of December 31, 2024, none of the intellectual property-related considerations outlined below, of which we have either been notified, or for which potential claims could be brought against us or our subsidiaries in the future, fulfill the criteria for recording a provision.
We are subject to an increasing number of product-related disputes. Our product liability claims often involve highly complex issues related to medical causation, correctness and completeness of product information
(Summary of Product Characteristics/package leaflet) as well as label warnings and reliance thereon, scientific evidence and findings, actual and provable defectiveness and injury, and other matters. These complexities vary from matter to matter. As of December 31, 2024, none of these claims fulfill the criteria for recording a provision.

Annual Report on Form 20-F for the year ended December 31, 2024

We are currently subject to certain claims by or on behalf of our shareholders. As of December 31, 2024, these claims do not fulfill the criteria for recording a provision.
Substantially all of our contingent liabilities are subject to significant uncertainties and, therefore, determining the likelihood of a loss and/or the measurement of any loss can be complex. Consequently, we are unable to estimate the range of reasonably possible loss. Our assessments, which result from a complex series of judgments about future events and uncertainties, are based on estimates and assumptions that have been deemed reasonable by management, but that may prove to be incomplete or inaccurate, and unanticipated events and circumstances may occur that might cause us to change those estimates and assumptions. We currently do not believe that any of these matters will have a material adverse effect on our financial position, and will continue to monitor the status of these and other claims that may arise. However, we could incur judgments, enter into settlements or revise our expectations regarding the outcome of matters, which could have a material adverse effect on our results of operations and/or our cash flows in the period in which the amounts are accrued or paid. We will continue to evaluate whether, if circumstances were to change in the future, the recording of a provision may be needed and whether potential indemnification entitlements exist against any such claim.
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
In May 2023, Alnylam filed a third lawsuit against Pfizer Inc. and Pharmacia & Upjohn Co. LLC in the U.S.
District Court for the District of Delaware alleging infringement of U.S. Patent Nos. 11,633,479; 11,633,480;
11,612,657; and 11,590,229, all of which are continuations of the ‘933 Patent. We filed a counterclaim to become party to the new proceeding, and in July 2023, Alnylam added to its claims allegations that we induced infringement of the four new patents. All of the lawsuits have been consolidated into a single proceeding, which is currently expected to go to trial in July 2025.
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
CureVac Proceedings
Infringement Proceedings – EP’122, DE’961, DE‘974, DE’575, and EP’668
In July 2022, CureVac AG (CureVac) filed a lawsuit against us and our wholly owned subsidiaries, BioNTech
Manufacturing GmbH and BioNTech Manufacturing Marburg GmbH, in the Düsseldorf Regional Court, alleging
Comirnaty’s infringement of one European patent, EP1857122B1, or EP’122, and three Utility Models
DE202015009961U1, DE202015009974U1, and DE202021003575U1. In August 2022, CureVac AG added
European Patent EP3708668B1, or EP’668, to its German lawsuit.
On August 15, 2023, the Düsseldorf Regional Court held a hearing on infringement with respect to all five IP rights. At the hearing, the Court suspended its infringement ruling with respect to EP’122 until December 28,

Annual Report on Form 20-F for the year ended December 31, 2024

2023. On September 28, 2023, the Court issued orders suspending its infringement rulings with respect to the remaining four IP rights (DE’961, DE’974, DE’575, and EP’668) pending validity decisions in the DE’961,
DE’974, and DE’575 cancellation proceedings before the German Patent and Trademark Office and in the
EP’668 opposition proceedings before the Opposition Division of the European Patent Office, or EPO. In the
September 28th orders, the Court explained that it was suspending its infringement rulings until validity decisions are reached, while contemporaneously noting concerns regarding the validity of DE’961, DE’974, DE’575, and
EP’668. On December 28, 2023, the Düsseldorf Regional Court stayed the infringement proceedings as to
EP’122 until a final appellate decision is rendered as to the validity of EP’122 by the Federal Court of Justice. On
June 7, 2024, CureVac AG waived DE’575 and withdrew this utility model from the infringement proceedings. On
July 2, 2024, the EPO Opposition Division issued a preliminary opinion noting that it believes EP’668 is likely invalid, and set an oral hearing for March 2025.
Infringement Proceedings – EP’755, DE’123, and DE’130
In July 2023, CureVac filed a second lawsuit against us and our wholly owned subsidiaries, BioNTech
Manufacturing GmbH and BioNTech Manufacturing Marburg GmbH, in the Düsseldorf Regional Court, alleging
Comirnaty’s infringement of one European patent, EP4023755B1, or EP’755, and two Utility Models
DE202021004123U1, and DE202021004130U1. On June 7, 2024, CureVac waived DE’123 and withdrew this utility model from the infringement proceedings. A hearing on infringement with respect to EP’755 and DE’130 that was scheduled to occur in the Düsseldorf Regional Court on September 10, 2024 was rescheduled for July
2025 and the Court suspended its infringement ruling with respect to DE’130 until a validity decision was reached in the co-pending cancellation proceeding before the German Patent and Trademark Office. On July 24,
2024, the EPO Opposition Division issued a preliminary opinion noting that it believes EP’755 is likely invalid, and set an oral hearing for May 2025.
Nullity Proceedings – EP’122
In September 2022, we filed a nullity action in the Federal Patent Court of Germany seeking a declaration that
EP’122 is invalid. In April 2023, the Federal Patent Court of Germany issued a preliminary opinion in the EP’122 nullity action in support of the validity of EP’122. The preliminary opinion did not address any infringement of
EP’122. The preliminary opinion is a preliminary assessment by the court of the merits of a claim, and is non-
binding. On December 19, 2023, the Federal Patent Court held an oral hearing, after which it nullified EP’122.
On April 30, 2024, the Federal Patent Court issued a judgment containing its written reasons for nullifying
EP’122. On May 7, 2024, CureVac appealed the judgment, which is currently pending.
Cancellation Proceedings – DE’961, DE‘974, and DE’575
In November 2022, we filed cancellation actions seeking the cancellation of the three German Utility Models in the German Patent and Trademark Office. On December 27, 2023, the German Patent and Trademark Office
issued a preliminary opinion that DE’974 is likely to be cancelled. On January 23, 2024, the German Patent and
Trademark Office issued a preliminary opinion that DE’961 is likely to be cancelled based on invalidity pursuant to para. 1 (2) no. 5 Utility Model Act. On March 7, 2024, the German Patent and Trademark Office issued a preliminary opinion that DE’575 is likely to be cancelled. On June 6, 2024, CureVac submitted a written statement to the German Patent and Trademark Office waiving DE’575. On June 12, 2024, we withdrew our request for cancellation of DE’575. On June 25 and 26, 2024, the German Patent and Trademark Office heard oral arguments regarding DE’961 and DE’974, and at the conclusion of the hearing on June 26, 2024, confirmed that both DE’961 and DE’974 were cancelled. In November 2024, the German Patent and Trademark Office
issued its written decisions cancelling DE’961 and DE’974. CureVac has filed an appeal in both cancellation proceedings, which are currently pending.
Cancellation Proceedings– DE’123 and DE’130
In November 2023, we filed cancellation actions seeking the cancellation of German Utility Models DE’123 and
DE’130 in the German Patent and Trademark Office. On June 6, 2024, CureVac submitted a written statement to the German Patent and Trademark Office waiving DE’123. On June 12, 2024, we withdrew our request for cancellation of DE’123. On December 5, 2024, the German Patent and Trademark Office issued a preliminary opinion that DE’130 is likely to be cancelled.
United States

Annual Report on Form 20-F for the year ended December 31, 2024

In July 2022, we and Pfizer filed a complaint for a declaratory judgment in the U.S. District Court for the District of Massachusetts, seeking a judgment of non-infringement by Comirnaty of U.S. Patent Nos. 11,135,312;
11,149,278; and 11,241,493. In May 2023, the action in the U.S. District Court for the District of Massachusetts
was transferred to the U.S. District Court for the Eastern District of Virginia, where CureVac filed counterclaims asserting infringement of six additional U.S. patents, U.S. Patent Nos. 10,760,070; 11,286,492; 11,345,920;
11,471,525; 11,576,966; and 11,596,686. In July 2023, CureVac filed amended counterclaims to assert an additional U.S. patent, U.S. Patent No. 11,667,910. In June 2024, CureVac voluntarily dismissed with prejudice its claims of infringement with respect to the ‘493, ‘525, and ‘966 patents. Currently, a three-week jury trial is scheduled to begin on March 3, 2025, and an one-week bench trial regarding the prosecution laches defense is scheduled to begin on April 15, 2025.
United Kingdom
In September 2022, we and Pfizer filed a declaration of non-infringement and revocation action against EP’122 and EP’668 in the Business and Property Courts of England and Wales, in the UK High Court of Justice, or the
UK High Court. In October 2022, CureVac responded by filing a counterclaim alleging infringement of the EP’122 and EP’668 patents in the Business and Property Courts of England and Wales, in the UK High Court. On
December 18, 2023, we and Pfizer amended our pleadings to add a claim for revocation and declarations of invalidity and non-infringement with respect to EP’755. The UK High Court held a trial on EP’668 and EP’755 between July 10, 2024 and July 24, 2024. On October 8, 2024, the UK High Court released a judgment finding both EP’668 and EP’755 invalid. The UK High Court held a hearing on November 15, 2024, during which it denied CureVac permission to appeal the judgment. On December 5, 2024, CureVac sought permission from the
UK Appeals Court to appeal the judgment. With respect to EP’122, on October 25, 2024, CureVac agreed to a final and unappealable revocation of the UK designation of EP’122 and to discontinue its counterclaim for infringement.
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
Moderna Proceedings
Germany
Infringement Proceedings – EP’949 and EP’565
In August 2022, Moderna filed a lawsuit against us and our wholly owned subsidiaries, BioNTech Manufacturing
GmbH, BioNTech Europe GmbH and BioNTech Manufacturing Marburg GmbH, as well as Pfizer, Pfizer
Manufacturing Belgium NV and Pfizer Ireland Pharmaceuticals in the Düsseldorf Regional Court alleging
Comirnaty’s infringement of two European patents, 3590949B1, or EP’949, and 3718565B1, or EP’565. On
November 7, 2023, the Opposition Division of the EPO revoked EP’565 after a one-day oral hearing, and on
December 7, 2023, it issued its written decision revoking EP’565. On December 8, 2023, the Opposition Division
issued a preliminary opinion noting that it believes EP’949 is likely invalid. As a result of those developments in the EPO proceedings, the Düsseldorf Regional Court postponed its hearing on infringement with respect to
EP’949, originally scheduled for December 12, 2023, to January 21, 2025. On February 7, 2024, Moderna
appealed the Opposition Division’s revocation decision on EP’565, and the appeal is currently pending. On May
16, 2024, the Opposition Division decided that EP’949 is valid, in amended form, and issued its written decision regarding the same on July 8, 2024. BioNTech appealed this decision, and the appeal is currently pending.
United Kingdom
In August 2022, Moderna filed a lawsuit asserting Comirnaty’s infringement of EP’949 and EP’565 against us and our wholly owned subsidiaries, BioNTech Manufacturing GmbH, BioNTech Europe GmbH and BioNTech
Manufacturing Marburg GmbH, and Pfizer Limited, Pfizer Manufacturing Belgium NV and Pfizer Inc. in the
Business and Property Courts of England and Wales, in the UK High Court. In September 2022, we and Pfizer

Annual Report on Form 20-F for the year ended December 31, 2024 filed a revocation action in the Business and Property Courts of England and Wales requesting revocation of
EP’949 and EP’565.
The UK High Court held a trial between April 22, 2024, and May 21, 2024. On July 2, 2024, the UK High Court
released two judgments. The first judgment concerns the validity of EP’949 and EP’565. In this first judgment, the UK High Court found that EP’565 is invalid and therefore not infringed, while EP’949 is valid and infringed.
The second judgment concerns whether Moderna’s October 2020 commitment not to “enforce [its] COVID-19 related patents against those making vaccines intended to combat the pandemic,” or the Patent Pledge, amounted to a consent under UK law to carry out any acts that would otherwise amount to patent infringement.
With respect to this judgment, the UK High Court found that Moderna’s Patent Pledge amounted to consent to carry out activities that might otherwise infringe its patents prior to March 2022, but not after March 2022.
The UK High Court held a hearing on September 25, 2024, during which it granted Pfizer and BioNTech permission to appeal its judgment regarding the validity of EP’949, and denied Moderna permission to appeal its judgment regarding validity of EP’565. On October 16, 2024, Moderna sought permission from the UK Appeals
Court to appeal the EP'565 judgment. On November 11, 2024, the UK Appeals Court denied Moderna’s application to appeal; accordingly, the UK designation of EP'565 is finally revoked with no further opportunity to appeal in the UK. No party sought permission to appeal the UK High Court’s judgment on the patent pledge.
United States
U.S. District Court Litigation
In August 2022, Moderna filed a lawsuit in the U.S. District Court for the District of Massachusetts against us and our wholly owned subsidiaries BioNTech Manufacturing GmbH and BioNTech US Inc. and Pfizer Inc. alleging
Comirnaty’s infringement of U.S. Patent Nos. 10,898,574; 10,702,600 and 10,933,127 and seeking monetary relief. On April 12, 2024, the U.S. District Court for the District of Massachusetts stayed the litigation pending resolution of the inter partes review of U.S. Patent Nos. 10,702,600 and 10,933,127.
Inter Partes Review
In August 2023, Pfizer and we filed petitions seeking inter partes review of U.S. Patent Nos. 10,702,600 and
10,933,127 before the United States Patent Trial and Appeal Board, or the PTAB. On March 6, 2024, the PTAB
issued decisions instituting inter partes review proceedings on all challenged claims of U.S. Patent Nos.
10,702,600 and 10,933,127. An oral hearing on the merits occurred on December 10, 2024, and a first-instance decision by the PTAB is expected by March 2025.
Netherlands
In September 2022, Moderna filed a lawsuit against us and our wholly owned subsidiary BioNTech
Manufacturing GmbH and Pfizer B.V., Pfizer Export B.V., C.P. Pharmaceuticals International C.V. and Pfizer Inc.
in the District Court of The Hague alleging Comirnaty’s infringement of EP‘949 and EP’565. The District Court of the Hague held a hearing on October 6, 2023, on infringement and validity with respect to EP’949. On December
6, 2023, the Court found EP’949 to be invalid. On March 5, 2024, Moderna appealed this decision, and the appeal is pending. The EP’565 case has been stayed pending the outcome of Moderna’s appeal of the
Opposition Division’s revocation of EP’565.
Ireland
In May 2023, Moderna filed a lawsuit against us and our wholly owned subsidiary BioNTech Manufacturing
GmbH, Pfizer Inc., Pfizer Healthcare Ireland, Pfizer Ireland Pharmaceuticals, and C.P. Pharmaceuticals
International C.V. alleging Comirnaty’s infringement of EP’949 and EP’565 in the High Court of Ireland. On
February 26, 2024, the High Court of Ireland stayed the lawsuit pending the final determination of the EPO opposition proceedings for EP’949 and EP’565 (in each case including any appeals).
Belgium
In May 2023, Moderna filed a lawsuit against us, our wholly owned subsidiary BioNTech Manufacturing GmbH,
Pfizer Inc. and Pfizer Manufacturing Belgium alleging Comirnaty’s infringement of EP’949 and EP’565 in the

Annual Report on Form 20-F for the year ended December 31, 2024

Brussels Dutch-speaking Enterprise Court. On May 29, 2024, the parties filed a joint request to stay the proceedings, which was entered by the Enterprise Court.
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
Arbutus and Genevant Proceedings
In April 2023, Arbutus and Genevant filed a lawsuit against Pfizer and us in the U.S. District Court for the District
of New Jersey alleging that Pfizer and we have infringed the following patents owned by Arbutus: U.S. Patent
Nos. 9,504,651; 8,492,359; 11,141,378; 11,298,320; and 11,318,098, through the use of Genevant’s lipid nanoparticle technology and methods for producing such lipids in Comirnaty, and seeking monetary relief. This proceeding is currently pending.
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
GlaxoSmithKline Proceedings
In April 2024, GSK filed a lawsuit against Pfizer, Pharmacia & Upjohn Co. LLC, BioNTech SE, BioNTech
Manufacturing GmbH, and BioNTech US Inc. in the United States District Court for the District of Delaware
alleging that the cationic lipid used in COMIRNATY® infringes U.S. Patent Nos. 11,638,693; 11,638,694;
11,666,534; 11,766,401; and 11,786,467; and seeking monetary relief. On August 14, 2024, GSK filed an amended complaint to assert infringement of three additional patents, U.S. Patent Nos. 11,759,422; 11,655,475;
and 11,851,660. This proceeding is currently pending.
We believe we have strong defenses against the allegations claimed relative to each of the patents and intend to vigorously defend ourselves in the lawsuit mentioned above. However, our analysis of GSK’s claims is ongoing and complex, and we believe the outcome of the suit remains substantially uncertain. Taking into account discussions with our external lawyers, we do not consider the probability of an outflow of resources to be sufficient to recognize a provision at the balance sheet date. In our opinion, these matters constitute contingent liabilities as of the balance sheet date. However, it is currently impractical for us to estimate with sufficient reliability the respective contingent liabilities.
Ladewig Proceedings
In January 2024, we and certain of our officers and directors were named as defendants in a securities class action complaint captioned Ladewig v. BioNTech SE filed in the U.S. District Court for the Central District of
California brought on behalf of a putative class of investors who purchased our securities from March 30, 2022 through October 13, 2023. Plaintiffs allege that we violated Sections 10(b) and 20(a) of the Exchange Act by stating that we were “well positioned” to remain a “market leader” in vaccines for the prevention of COVID-19 and by purportedly overstating demand for Comirnaty. Plaintiffs further allege that we failed to adapt our inventory to reflect the emergence of new COVID variants. On July 15, 2024, the case was transferred to the
U.S. District Court for the Southern District of New York.

Annual Report on Form 20-F for the year ended December 31, 2024

We believe we have strong defenses against the allegations claimed and intend to vigorously defend ourselves in the lawsuit mentioned above. We cannot reasonably estimate the maximum potential exposure or the range of possible loss for this matter. Taking into account discussions with our external lawyers, we do not consider the probability of an outflow of resources to be sufficient to recognize a provision at the balance sheet date. In our opinion, these matters constitute contingent liabilities as of the balance sheet date. However, it is currently impractical for us to estimate with sufficient reliability the respective contingent liabilities.
Other Financial Commitments
The other financial commitments were as follows:

(in millions €)	December 31, 2024	December 31, 2023
Commitments under purchase agreements for property, plant and equipment	186.7	154.4
Contractual obligation to acquire intangible assets	1,193.1	1,721.1
Total	1,379.8	1,875.5
Contractual obligations to acquire intangible assets exist in connection with in-licensing and research and development collaborations. We have entered into obligations to make milestone payments once specific targets have been reached. Provided that all of the milestone events are achieved, we would be obligated to pay up to
€1,193.1 million as of December 31, 2024, (€1,721.1 million as of December 31, 2023) in connection with the acquisition of intangible assets. The amounts shown represent the maximum payments to be made, and it is unlikely that they will all fall due. We have excluded any milestone payments subject to in-licensing agreements with Biotheus as such payments are treated as intra-group transactions following the acquisition of Biotheus, which closed in January 2025. Commitments from the acquisition of Biotheus are disclosed under Note 5
Business Combinations. The amounts and the dates of the actual payments may both vary considerably from those stated in the table, since the achievement of the conditions for payment is possible but uncertain. Other financial obligations from possible future sales-based milestone and license payments were not included in the table above.
The expected maturities of payment obligations under purchase agreements for property, plant and equipment and contractual obligations to acquire intangible assets are as follows:

Year ended December 31, 2024

(in millions €)	Less than 1 year	1 to 5 years	More than 5 years	Total
Commitments under purchase agreements for property, plant and equipment	109.0	77.7	—	186.7
Contractual obligation to acquire intangible assets	118.9	677.6	396.6	1,193.1
Total	227.9	755.3	396.6	1,379.8
Other financial obligations were recognized at nominal value.

Annual Report on Form 20-F for the year ended December 31, 2024

19 Other Non-Financial Liabilities

(in millions €)	December 31, 2024	December 31, 2023
Liabilities to employees	99.8	73.3
Liabilities from share-based payment arrangements	26.6	29.0
Liabilities from wage taxes and social securities expenses	22.7	15.1
Grants	85.2	0.8
Other	22.6	20.0
Total	256.9	138.2
Total current	169.4	125.1
Total non-current	87.5	13.1
Other Non-Financial Liabilities related to funds received based on government grants and similar grants with a total nominal amount of €326.8 million. The received funds for which no related expense has been recognized during the year ended December 31, 2024, were deferred and recognized in the Other Non-Financial Liabilities.
The government grants and similar grants are mainly related to assets such as buildings and equipment. The funding will be recognized in profit or loss within other operating income over the respective useful life of the underlying assets, see Note 2.3.9. The grants are related to conditions such as construction milestones.
20 Leases
20.1 Amounts Recognized in the Consolidated Statements of Financial Position
Right-of-Use Assets
The following amounts are presented as right-of-use assets within the consolidated statements of financial position as of the dates indicated:

(in millions €)	December 31, 2024	December 31, 2023
Buildings	238.2	209.8
Production facilities	—	—
Other operating equipment	9.9	4.6
Total	248.1	214.4
Additions to the right-of-use assets during the year ended December 31, 2024, were €74.4 million (during the year ended December 31, 2023: €66.4 million).
Lease Liability
The following amounts are included in lease liabilities, loans and borrowings as of the dates indicated:

(in millions €)	December 31, 2024	December 31, 2023
Current	39.5	28.1
Non-current	214.7	188.6
Total	254.2	216.7

Annual Report on Form 20-F for the year ended December 31, 2024

20.2 Amounts Recognized in the Consolidated Statements of Profit or Loss
Depreciation Charge of Right-of-Use Assets

	Years ended December 31,

(in millions €)	2024	2023	2022
Buildings	42.2	40.7	35.2
Production facilities	—	3.0	23.1
Other operating equipment	3.4	1.5	0.5
Total depreciation charge	45.6	45.2	58.8
Interest on lease liabilities	8.6	5.7	5.1
Expense related to short-term leases and leases of low-value assets	43.3	58.9	27.1
Total amounts recognized in profit or loss	97.5	109.8	91.0
20.3 Amounts Recognized in the Consolidated Statements of Cash Flows
During the year ended December 31, 2024, the total cash outflow for leases amounted to €43.6 million (during the year ended December 31, 2023: €46.0 million; during the year ended December 31, 2022: €46.2 million).
20.4 Extension Options
We have several lease contracts that include extension options. These options are negotiated by management to provide flexibility in managing the leased asset portfolio and align with the need of the business. Management exercises judgment in determining whether these extension options are reasonably certain to be exercised. The undiscounted potential future lease payments, which relate to periods after the exercise date of renewal options and are not included in lease liabilities, amount to up to €152.1 million as of December 31, 2024, considering terms up until 2049 (as of December 31, 2023: €157.2 million considering terms up until 2049).
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

Annual Report on Form 20-F for the year ended December 31, 2024

21.2 Transactions with Key Management Personnel
Our key management personnel have been defined as the members of the Management Board and the
Supervisory Board. Key management personnel compensation is comprised of the following:

	Years ended December 31,

(in millions €)	2024	2023	2022
Management Board(1)	13.0	8.3	15.0
Fixed compensation	4.0	3.9	2.9
Fringe benefits	0.2	—	—
Short-term incentive – first installment	0.8	0.7	0.6
Short-term incentive – second installment(2)	0.6	1.0	0.7
Other variable compensation(3)	1.3	0.8	0.1
Share-based payments (incl. long-term incentive)(4)	6.1	1.9	10.7
Supervisory Board	0.9	0.6	0.5
Total compensation of key management personnel	13.9	8.9	15.5
(1)During the year ended December 31, 2024, Sean Marett retired from the Management Board with effect as of July 1,
2024. Therefore, his compensation until his departure date is presented on a pro-rata basis in this table. The following compensation pursuant to his separation agreement subsequent to his departure date and thus as former Management
Board member are not included in this table: a severance payment of €275,000, an additional payment of €39,000 in respect of the 2024 STI, a grant of 5,760 phantom options in respect of the 2024 LTI and a payment of €477,030 in relation to his 12-months consultancy agreement.
(2)The fair value of the second installment of the short-term incentive compensation which has been classified as a cash-
settled share-based payment arrangement was determined pursuant to the regulations of IFRS 2 “Share-based
Payments”. This table shows the pro-rata share of personnel expenses for the respective financial year, which are recognized over the award’s vesting period beginning as of the service commencement date (date when entering or renewing service agreements) until each separate determination date and are remeasured until settlement date.
(3)Represents for the financial year 2024 the cash payment related to the one-time signing bonus granted to Annemarie
Hanekamp as part of her appointment to the Management Board, designed to compensate her for lower bonus payments that she would receive as part of her compensation package with BioNTech and to recognize and appreciate her move to
BioNTech. For 2023, the amount represents the one-time signing cash payment related to James Ryan’s appointment to the Management Board to provided compensation in lieu of participation in the LTI 2023 program and the one-time special cash payment related to Jens Holstein to honor his contribution to BioNTech’s extraordinary financial performance. For 2022, the amount includes a one-time signing and retention cash payment agreed when renewing the service agreement agreed with Sean Marett in 2022.
(4)The fair value of the share-based payments was determined pursuant to the regulations of IFRS 2 “Stock-based
Payments”. This table shows the pro-rata share of personnel expenses resulting from stock-based compensation for the respective financial year. During the years ended December 31, 2024, 2023 and 2022, the amounts included expenses derived from a one-time signing bonus granted to Jens Holstein as of his appointment to the Management Board in the form of 4,246 phantom shares as well as expenses derived from the one-time signing bonus granted to Annemarie
Hanekamp as of her appointment to the Management Board in the form of shares in the amount of €500,000.
The amounts disclosed in the table are the amounts recognized as an expense during the period.
Management Board members participated in our ESOP program (see Note 16). Out of the 5,152,410 option rights granted to our Management Board under the ESOP 2018 program, 4,921,630 options were exercised during the year ended December 31, 2022. The remaining 230,780 option rights were exercised by Sean Marett in May 2023. During the year ended December 31, 2024, our CEO Prof. Ugur Sahin, M.D., exercised all
4,374,963 options granted under the CEO Grant 2019 and Members of the Management Board, who
participated in the LTI 2020 Board Program, exercised 209,128 options in August 2024 while 38,968 options are outstanding as of December 31, 2024 (see Note 16). For further information regarding outstanding options for each Management Board member from LTI 2021-2024 Board Programs, see Note 16.

Annual Report on Form 20-F for the year ended December 31, 2024

21.3 Related Party Transactions
The total amount of transactions with ATHOS KG or entities controlled by it was as follows for the periods indicated:

	Years ended December 31,

(in millions €)	2024	2023	2022
Purchases of various goods and services from entities controlled by ATHOS KG	0.2	0.3	0.3
Purchases of property and other assets from entities controlled by ATHOS KG	—	—	62.5
Total	0.2	0.3	62.8
The amounts disclosed in the table are the amounts recognized as an expense during the period.
On December 22, 2022, we entered into a purchase agreement with Santo Service GmbH, pursuant to which we acquired the real estate property An der Goldgrube 12 and the existing laboratory and office building including any movable assets for a total consideration of €62.5 million. The purchase price was paid during the year ended
December 31, 2022. Santo Service GmbH is wholly owned by AT Impf GmbH, that is controlled by ATHOS KG.
The outstanding balances of transactions with ATHOS KG or entities controlled by them were as follows as of the periods indicated:

(in millions €)	December 31, 2024	December 31, 2023
ATHOS KG	—	0.4
Total	—	0.4
None of the balances are secured and no bad debt expense has been recognized in respect of amounts owed by related parties.
A number of individuals in key positions can control or exercise significant influence over BioNTech SE. There were no business relationships with individuals in key positions during the year ended December 31, 2024.
22 Events After the Reporting Period
Business Combinations
Acquisition of Biotheus
Our subsidiary, BioNTech Collaborations GmbH, entered into an agreement and plan of merger, or the merger agreement, with Biotheus on November 13, 2024. Following the satisfaction of several customary closing conditions and regulatory approvals as provided in the merger agreement, the acquisition of Biotheus closed on
January 31, 2025. For further information, please refer to the description of this acquisition in Note 5.
Contingent Liabilities and Other Financial Commitments
Promosome
In January 2025, Promosome LLC filed a lawsuit against us and Pfizer in the Unified Patent Court, or the UPC,
Munich Division, alleging that Comirnaty infringes EP 2 401 365 and seeking monetary relief. This proceeding is currently pending.

Annual Report on Form 20-F for the year ended December 31, 2024

CureVac Proceedings - United Kingdom
On January 27, 2025, the UK Appeals Court denied CureVac’s application to appeal; accordingly, the UK designations of EP’668 and EP’755 are finally revoked with no further opportunity to appeal in the UK.
Moderna Proceedings - Germany
On January 21, 2025, the Düsseldorf Regional Court held a hearing on infringement with respect to EP’949. On
March 5, 2025, the Court issued a first-instance decision declining to stay the infringement proceedings and finding infringement of EP’949 by BioNTech and Pfizer. BioNTech and Pfizer intend to appeal the Düsseldorf
Regional Court’s infringement decision. The court has not ruled on the invalidity of EP’949 which will be decided in a next step by the EPO in the opposition appeal proceedings. The Opposition Division of the EPO found
EP’949 to be valid in 2024; BioNTech appealed this decision, and the appeal is currently pending. Should
Moderna nevertheless decide to enforce the Düsseldorf Regional Court’s first instance-decision on a preliminary basis, BioNTech and Pfizer will need to provide information and render accounts on relevant acts in Germany. A determination of compensation and damages will then follow in separate proceedings. The EPO’s decision as to the invalidity of EP’949 is expected before any determination of compensation and damages will take place.
Moderna Proceedings - US
With respect to Pfizer and our inter partes proceedings against Moderna, on March 5, 2025, the United States
Patent Trial and Appeal Board found all challenged claims of Moderna's US Patent Nos. 10,933,127 and
10,702,600 to be unpatentable and thus invalid. Moderna may appeal this decision.
Our assessment stated in Note 18 remains unchanged: None of these claims fulfill the criteria for recording a provision but represent contingent liabilities. These contingent liabilities are subject to significant uncertainties and, therefore, determining the likelihood of a loss and/or the measurement of any loss can be complex.
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
Jens Holstein - retirement
Jens Holstein, our Chief Financial Officer, plans to retire at the end of his term. A successor will be announced in due course.