Form 20-F
period 2025-12-31
BioNTech SE
filed 2026-03-10
CIK 1776985

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT
OF 1934
OR
☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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
Prof. Ugur Sahin, M.D.
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

Annual Report on Form 20-F for the year ended December 31, 2025

Annual Report on Form 20-F for the year ended December 31, 2025

Annual Report on Form 20-F for the year ended December 31, 2025

Annual Report on Form 20-F for the year ended December 31, 2025

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
Our trademark portfolio includes, but is not limited to, BioNTech, Comirnaty, BioNTainer, FixVac, RiboCytokine,
and RiboMab, including logo versions of some of these trademarks. Brand names appearing in italics throughout this report are trademarks owned by BioNTech. All other trademarks are the property of their respective owners.

Annual Report on Form 20-F for the year ended December 31, 2025

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
–the extent to which COVID-19 vaccines continue to be necessary in the future and any effects of reduced demand for our COVID-19 vaccine, including the write-down of inventory and costs relating to contract manufacturing production capacities that become redundant or unutilized;
–our expected revenues and net profit related to sales of our COVID-19 vaccine (also referred to as Comirnaty in the United States and in the European Union to the extent authorized for use), respectively, in territories controlled by our collaboration partners, particularly for those figures that are derived from preliminary estimates provided by our partners;
–the initiation, timing, progress, results, and cost of our research and development programs and our current and future preclinical studies and clinical trials, including statements regarding: the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available, and our research and development programs;
–our pricing and coverage negotiations for our COVID-19 vaccine with governmental authorities, private health insurers and other third-party payors after our initial sales to national governments;
–competition from other COVID-19 vaccines or related to our other product candidates, including those with different mechanisms of action and different manufacturing and distribution constraints, on the basis of, among other things, efficacy, cost, convenience of storage and distribution, breadth of approved use, safety, side-effect profile and durability of immune response;
–the timing and ability of us and our collaborators to obtain regulatory approval for our COVID-19 vaccine and our product candidates, and to commercialize our approved and investigational product candidates, if approved;
–the pricing and reimbursement of our COVID-19 vaccine and our product candidates, if approved;

Annual Report on Form 20-F for the year ended December 31, 2025

–the rate and degree of market acceptance of our COVID-19 vaccine and our product candidates, if approved;
–our ability to identify research opportunities and discover and develop product candidates;
–our ability to utilize our resources on-hand and to focus on the development of product candidates that will maximize shareholder value and our corporate pillars;
–our measures anticipated to be taken in connection with our strategic vision, including estimated FTE increases and decreases;
–the ability and willingness of our third-party collaborators to continue research and development activities relating to our product candidates;
–our expectations regarding the size of the patient populations for our product candidates, if approved for commercial use;
–unforeseen safety issues and claims for personal injury or death arising from the use of our COVID-19 vaccine and other products and product candidates developed or manufactured by us;
–our estimates of our expenses, future revenue and capital requirements and our needs for or ability to obtain additional financing;
–our ability to identify, recruit and retain key personnel;
–our and our collaborators’ ability to protect and enforce our intellectual property protection for our proprietary and collaborative product candidates, our ability to protect and defend against potential claims of others'
intellectual property, and the scope of such protection;
–the development of and projections relating to our competitors or our industry;
–the amount of and our ability to use net operating losses and research and development credits to offset future taxable income;
–our ability, and that of our collaboration partners, as applicable, to manage development and expansion;
–regulatory developments in the United States and foreign countries;
–political uncertainty;
–our ability to effectively scale our production capabilities and manufacture our products, including our
COVID-19 vaccine, and our product candidates;
–our expectations with respect to the timing and amount of any dividends and any potential repurchases of our outstanding American Depositary Shares, or ADSs;
–our expectations regarding the timing of customer payments for delivered COVID-19 vaccine;
–our ability to implement, maintain and improve effective internal controls; and
–other factors not known to us at this time.
The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-
looking statements contained in this Annual Report speak only as of the date of this report, and unless otherwise

Annual Report on Form 20-F for the year ended December 31, 2025 required by law, we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

Annual Report on Form 20-F for the year ended December 31, 2025

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
Risk Factor Summary
–Our business is dependent on the successful development, regulatory approval and commercialization of new medicinal product candidates based on our technology platforms, particularly our oncology assets including
BNT327 and our antibody-drug conjugate, or ADC, clinical assets. If we and our collaborators are unable to obtain approval for and to effectively commercialize our product candidates for the treatment of patients in their intended indications, our business would be significantly harmed.
–We are developing product candidates and services, including our oncology pipeline and ADC product candidates, in an environment of rapid technological and scientific change, including evolving standards of care, and our failure to effectively compete would prevent us from achieving significant market penetration.
Most of our competitors have significantly greater resources than we do and we may not be able to compete successfully.
–Our product candidates may not work as intended, may cause undesirable effects or may have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any.

Annual Report on Form 20-F for the year ended December 31, 2025

–Clinical development involves a lengthy and expensive process with an uncertain outcome, and delays can occur for a variety of reasons outside of our control. Clinical trials of our product candidates may be delayed, and certain programs may never advance in the clinic or may be more costly to conduct than we anticipate, and we may have difficulty recruiting patients to participate in clinical trials, any of which can affect our ability to fund our company and would have a material adverse impact on our business.
–If we are not successful in discovering, developing and commercializing additional product candidates beyond our current portfolio, our ability to expand our business and achieve our strategic objectives would be impaired.
–Demand for our COVID-19 vaccine, though difficult to predict, is expected to continue to decrease in the near future. Changing market dynamics, including as a result of government policy and public sentiment, will impact our revenue, which currently depends heavily on sales of our COVID-19 vaccine, and result in challenges relating to production of our COVID-19 vaccine.
–Our reported revenue is partially based on preliminary estimates of COVID-19 vaccine sales and costs from
Pfizer Inc., or Pfizer, that are likely to change in future periods, which may impact our reported financial results.
–Other companies or organizations may challenge our intellectual property rights or may assert intellectual property rights that prevent us from developing and commercializing our COVID-19 vaccine or our product candidates and other technologies, or that negatively affect our results of operations.
–Even if we obtain regulatory approval for our product candidates, the products may not gain the market acceptance among physicians, patients, hospitals, treatment centers and others in the medical community necessary for commercial success.
–Our operating results may fluctuate significantly, which makes our future operating results difficult to predict. If our operating results fall below expectations, the price of the ADSs representing our shares could decline.
–If we identify material weaknesses in our internal control over financial reporting and fail to remediate such material weaknesses, we may not be able to report our financial results accurately or to prevent fraud.
–As a “foreign private issuer,” we are exempt from a number of rules under U.S. securities laws, as well as
Nasdaq rules, and we are permitted to file less information with the Securities and Exchange Commission, or the SEC, than U.S. companies. This may limit the information available to holders of the ADSs and may make our ordinary shares and the ADSs less attractive to investors.
–Our approved product and product candidates are based on novel technologies and they may be complex and difficult to manufacture. We may encounter difficulties in manufacturing, product release, shelf life, testing, storage, supply chain management or shipping. If we or any of the third-party manufacturers we work with encounter such difficulties, our ability to supply materials for clinical trials or any approved product could be delayed or stopped.
–If our efforts to obtain, maintain, protect, defend and/or enforce the intellectual property related to our
COVID-19 vaccine or our product candidates and technologies are not adequate, we may not be able to compete effectively in our market.
–We have experienced and may continue to experience significant volatility in the market price of the ADSs representing our ordinary shares.

Annual Report on Form 20-F for the year ended December 31, 2025

–Our principal shareholders and management own a significant percentage of our ordinary shares and will be able to exert significant control over matters subject to shareholder approval.
Risks Related to our Business
Our business is dependent on the successful development, regulatory approval and commercialization of new medicinal product candidates based on our technology platforms, particularly our oncology assets including BNT327 and our antibody-drug conjugate, or ADC, clinical assets. If we and our collaborators are unable to obtain approval for and to effectively commercialize our product candidates for the treatment of patients in their intended indications, our business would be significantly harmed.
Even if we complete the necessary preclinical studies and clinical trials, the marketing approval process is expensive, time-consuming and uncertain, and we may not be able to obtain full approvals, or may only obtain partial approvals, in the requested indication for the commercialization of product candidates we may develop.
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
Failure to obtain marketing approval for a product candidate will prevent us from commercializing the product candidate in a given jurisdiction. Although our COVID-19 vaccine has received emergency use authorization and/or regulatory approvals in certain countries, it is possible that none of our other product candidates, or any product candidates we may seek to develop in the future, will ever obtain regulatory approval. We have limited experience in filing and supporting the applications necessary to gain marketing approvals and may need to rely on third-party contract research organizations, or CROs, regulatory consultants or collaborators to assist us in this process. We expect to submit initial BLAs/MAAs for our product candidates in the United States, the
European Union and in other countries globally. In some of these jurisdictions, mRNA-based medicinal products may be classified in different ways and may be subject to specific requirements. Securing regulatory approval requires the submission of extensive quality, preclinical and clinical data and supporting information to the various regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy. Securing regulatory approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the relevant regulatory authority. Clinical benefit and risk are regularly assessed during development, and any new medicinal product we develop may turn out to be insufficiently, i.e., not clinically meaningfully, effective, or may prove to have unacceptable adverse effects, or other characteristics that may preclude our obtaining marketing approval or prevent or limit commercial use.
The process of obtaining marketing approvals in the United States, the European Union and elsewhere is expensive, and if additional clinical trials are required, may take many years. Timing can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Changes in marketing approval policies and standards of care during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted product application may cause delays in the approval or rejection of an application. The FDA, EMA and comparable regulatory authorities in other countries have substantial discretion in the approval process and may refuse to accept any application or may decide that the data are insufficient for approval and require additional preclinical, clinical or other trials. In addition, varying interpretations of the data obtained from preclinical and clinical testing

Annual Report on Form 20-F for the year ended December 31, 2025 could delay, limit or prevent marketing approval of a product candidate. Any marketing approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable. Additional delays or non-approval may result if an FDA panel of experts, referred to as an Advisory Committee, or other regulatory authority recommends non-approval or restrictions on approval. For example, the FDA’s approval of our LP.8.1-adapted monovalent COVID-19 vaccine is in a narrower population than our previous variant-adapted vaccines. In addition, we may experience delays or rejections based upon additional government regulation from future legislation or administrative action, or changes in regulatory agency policy during the period of product development, clinical trials, and the review process. Officials appointed by the
U.S. presidential administration to oversee the agencies involved with approval of drugs and biologics may seek to change regulatory requirements for approval or the approach to reviewing applications. Together with changes of regulatory policy priorities and allocated resources, this could cause further delays, expense or non-approvals.
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
We are developing product candidates and services, including our oncology pipeline and ADC product candidates, in an environment of rapid technological and scientific change, including evolving standards of care, and geopolitical uncertainties, and our failure to effectively compete would prevent us from achieving significant market penetration. Most of our competitors have significantly greater resources than we do and we may not be able to compete successfully.
The pharmaceutical market is intensely competitive and rapidly changing. Many large pharmaceutical and biotechnology companies, academic institutions, governmental agencies, and other public and private research organizations are pursuing the development of novel drugs for the same diseases that we are targeting or expect to target. Many of our competitors have:
–greater financial, technical and human resources than we have at every stage of the discovery, development, manufacture and commercialization of products;
–more extensive experience in preclinical testing, conducting clinical trials, obtaining regulatory approvals and manufacturing, marketing and selling drug products;
–product candidates that are based on previously tested or accepted technologies;
–products that have been approved or are in late stages of development; and
–collaborative arrangements in our target markets with leading companies and research institutions.

Annual Report on Form 20-F for the year ended December 31, 2025

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
We also face competition from other companies and institutions that continue to invest in innovation in the ADC field.
If we successfully develop other product candidates, and obtain approval for them, we will face competition based on many different factors, including:
–the safety and effectiveness of our products relative to alternative therapies, if any;
–the ease with which our products can be administered and the extent to which patients accept relatively new routes of administration;
–the timing and scope of regulatory approvals for these products;
–the availability and cost of manufacturing and commercialization capabilities;
–the price of any approved immunotherapy;
–reimbursement coverage; and
–intellectual property position.
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
As with most medicinal products, use of our product candidates could be associated with undesirable effects or adverse events which can vary in severity from minor reactions to death and in frequency from infrequent to prevalent. The potential for adverse events is especially acute in the oncology setting, where patients may have advanced disease, impaired organ function, compromised immune and other systems and may be receiving

Annual Report on Form 20-F for the year ended December 31, 2025 numerous other therapies. Undesirable side effects or unacceptable toxicities caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, the EMA or comparable regulatory authorities. Results of our trials could reveal a high and unacceptable severity and prevalence of adverse reactions that negatively affect the benefit/risk assessment .
If unacceptable side effects arise in the development of our product candidates, we, the FDA, competent authorities of EU member states, ethics committees, the institutional review boards, or IRBs, at the institutions in which our studies are conducted, or the Data Safety Monitoring Board, or DSMB, could suspend or terminate our clinical trials. The FDA or comparable regulatory authorities could also order us to cease clinical trials or deny approval of our product candidates for any or all targeted indications. Treatment-related side effects could also affect patient recruitment or the ability of enrolled patients to complete any of our clinical trials or result in product liability claims. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff. We are committed to training medical personnel using our product candidates to understand the side effect profiles for our clinical trials, as well as providing guidance to prescribers upon any commercialization of any of our product candidates. Inadequate training in recognizing or managing the potential side effects of our product candidates could result in patient injury or death. Any of these occurrences may harm our business, financial condition and prospects significantly.
Clinical trials are strictly regulated and monitored by sponsors, independent data and safety monitoring boards, ethics committees, and regulatory agencies. Despite adequate risk minimization measures, unexpected events may occur that could adversely impact patients’ safety and/or affect our ability to obtain regulatory approvals and, if approved, commercialize our product candidates.
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
–regulatory authorities may withdraw their approval of the product;
–we may be required to recall a product or change the way such product is administered to patients;
–additional restrictions may be imposed on the marketing of the particular product or the manufacturing processes for the product or any component thereof;

Annual Report on Form 20-F for the year ended December 31, 2025

–regulatory authorities may require the addition of labeling statements, such as a “black box” warning or a contraindication;
–we may be required to implement a Risk Evaluation and Mitigation Strategy, or REMS, or create a Medication
Guide outlining the risks of such side effects for distribution to patients;
–we could be sued and held liable for harm caused to patients;
–the product may become less competitive; and
–our reputation may be negatively impacted.
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

Annual Report on Form 20-F for the year ended December 31, 2025 as a result of, any clinical trials that we or our collaborators conduct that could delay or prevent us or our collaborators from successfully developing our product candidates, including:
–the FDA, other regulators, IRBs or ethics committees may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site for any number of reasons, including concerns regarding safety and aspects of the clinical trial design;
–we may experience delays in reaching, or fail to reach, agreement on favorable terms with prospective trial sites and prospective CROs, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;
–we have optimized in the past and may in the future optimize our manufacturing processes, including through changes to the scale and site of manufacturing, which may lead to additional studies (including bridging and bioequivalence studies) or potentially significant changes in our clinical trial designs, requiring additional cost and time, and, as a consequence, lead to a delay in plans for progressing one or more product candidates;
–the outcome of our preclinical studies and our early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results;
–we may be unable to establish clinical endpoints that applicable regulatory authorities would consider clinically meaningful;
–in an effort to optimize product features, we have made in the past and may continue to make changes to our product candidates after we commence clinical trials of a medicine which may require us to repeat earlier stages of clinical testing or delay later-stage testing of the medicine;
–clinical trials of any product candidates may fail to show safety or efficacy, or may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional nonclinical studies or clinical trials, or we may decide to abandon product development programs;
–differences in trial design between early-stage clinical trials and later-stage clinical trials may make it difficult to extrapolate the results of earlier clinical trials to later clinical trials;
–preclinical and clinical data are often susceptible to varying interpretations and analyses, and many product candidates believed to have performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval;
–our product candidates may have undesirable effects or other unexpected characteristics. One or more of such effects or events could cause regulators to impose a clinical hold on the applicable trial, or cause us or our investigators, IRBs or ethics committees to suspend or terminate the trial of that product candidate or any other of our product candidates for which a clinical trial may be ongoing;
–the number of trial participants required for clinical trials of any product candidates may be larger than we anticipate, identification of trial participants for such trials may be limited, enrollment in these clinical trials may be slower than we anticipate due to perceived adverse effects, limited patient populations, competitive trials, or other reasons, or participants may withdraw from clinical trials or fail to return for post-treatment follow-up at a higher rate than we anticipate;
–despite robust sponsor oversight, our and our collaborators’ third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations in a timely manner, or at all, or may deviate from the clinical trial protocol or withdraw from the trial, which may require the addition of new clinical trial sites;

Annual Report on Form 20-F for the year ended December 31, 2025

–regulators may elect to impose a clinical hold, or we, our investigators, IRBs or ethics committees may elect to suspend or terminate clinical research or trials for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to an unacceptable benefit-risk ratio;
–with respect to infectious disease vaccine trials in particular, we have to wait for a particular level of infection in the placebo arm in order to assess protection provided by vaccine, and we cannot control the rate of exposure or infection which can make timing uncertain;
–patient characteristics, the rate of disease progression, and other external influences beyond our control can make the timing of analysis uncertain, particularly in the case of later-stage oncology trials;
–the cost of preclinical or nonclinical testing and studies and clinical trials of any product candidates may be greater than we anticipate;
–the supply or quality of our product candidates or other materials necessary to conduct clinical trials may be insufficient or inadequate;
–safety or efficacy concerns regarding our product candidates may result from any concerns arising from nonclinical or clinical testing of other therapies targeting a similar disease state or other therapies, such as gene therapy, that are perceived as similar to ours; and
–the FDA or other regulatory authorities may require us to submit additional data, such as long-term toxicology studies, or impose other requirements before permitting us to initiate a clinical trial.
We could also encounter delays if a clinical trial is suspended or placed on hold by us, the FDA, or other regulatory authorities, ethics committees, or the IRBs of the institutions in which such trials are being conducted, or if such trial is recommended for suspension or termination by the DSMB. In the event a trial is suspended or placed on hold, it may, upon further analysis, be terminated altogether. If a pivotal trial is terminated, the relevant program may also be subject to delays or termination. We may in the future be delayed in gaining clearance from the FDA or other regulators to initiate clinical trials through, among other things, the imposition of a clinical hold in order to address comments from such regulators on our clinical trial design or other elements of our clinical trials. A suspension or termination may be imposed due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols; inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold; unforeseen safety issues or adverse side effects; failure to demonstrate a benefit, or adequate benefit-risk ratio, from using a product candidate; failure to establish or achieve clinically meaningful trial endpoints; changes in governmental regulations or administrative actions; or lack of adequate funding to continue the clinical trial. Many of the factors that cause or lead to a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates. We could also experience delays if physicians encounter unresolved ethical issues associated with enrolling patients in clinical trials of our product candidates in lieu of prescribing existing treatments that have established safety and efficacy profiles.
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

Annual Report on Form 20-F for the year ended December 31, 2025

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
The timing of our clinical studies depends on the speed at which we can recruit trial participants to participate in testing our product candidates. Delays in enrollment may result in increased costs or may affect the timing or outcome of the planned clinical trials, which could prevent completion of these trials and adversely affect our ability to advance the development of our product candidates. If trial participants are unwilling to participate in our studies because of negative publicity from adverse events in our trials or other trials of similar products, or those related to a specific therapeutic area, or for other reasons, including competitive clinical studies for similar patient populations, the timeline for recruiting trial participants, conducting studies, and obtaining regulatory approval of potential products may be delayed. These delays could result in increased costs, delays in advancing our product development, delays in testing the effectiveness of our product, or termination of the clinical studies altogether.
We may not be able to identify, recruit and enroll a sufficient number of trial participants, or those with required or desired characteristics to achieve diversity in a study, to complete our clinical trials in a timely manner. Patient and subject enrollment is affected by factors including:
–severity of the disease under investigation;
–complexity and design of the study protocol;
–size of the patient population;

Annual Report on Form 20-F for the year ended December 31, 2025

–eligibility criteria for the study in question;
–proximity and availability of clinical study sites for prospective trial participants;
–availability of competing therapies and clinical trials, including between our own clinical trials;
–efforts to facilitate timely enrollment in clinical trials;
–patient referral practices of physicians;
–ability to monitor trial participants adequately during and after treatment;
–ability to recruit clinical trial investigators with the appropriate competencies and experience;
–clinicians’ and trial participants’ perceptions of the potential advantages and side effects of the product candidate being studied in relation to other available therapies, including any new drugs or treatments that may be approved for the indications we are investigating;
–our ability to obtain and maintain participant informed consent;
–major changes in the approval status of competitor investigational products during the clinical trial period; and
–the risk that trial participants enrolled in clinical trials will not complete a clinical trial.
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

Annual Report on Form 20-F for the year ended December 31, 2025 approved, globally. Accordingly, we are subject to additional risks related to operating in multiple countries, including:
–differing regulatory requirements in such countries;
–differences in the standard of care across jurisdictions, which complicates the choice of adequate comparator therapies in global trials;
–unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;
–increased difficulties in managing the logistics and transportation of storing and shipping product candidates produced in Germany and shipping the product candidate to the patient abroad;
–import and export requirements and restrictions;
–restrictions on transfers of information, including certain technologies and personal data;
–economic weakness, including inflation, or changes to the political climate, public sentiment, and government policy preferences in certain economies and markets;
–compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;
–taxes, including withholding of payroll taxes;
–currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;
–difficulties staffing and managing operations outside of Germany;
–workforce uncertainty in countries where labor unrest is more common;
–differing payor reimbursement regimes, governmental payors or patient self-pay systems, and price controls;
–potential liability under the U.S. Foreign Corrupt Practices Act of 1977 or comparable regulations in other jurisdictions;
–challenges enforcing our contractual and intellectual property rights, especially in those countries that do not respect and protect intellectual property rights to the same extent as Germany and the United States;
–production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and
–business interruptions resulting from geopolitical actions, including war and terrorism, or public health epidemics or pandemics.
As part of our global operations, we and our collaborators rely on relationships with entities based in various jurisdictions, including for clinical research and manufacturing activities and other regional operational needs.
Such relationships may involve the use of our or others’ intellectual property. We expect to continue to rely on such entities, which include locally-based contract manufacturing organizations, or CMOs, and CROs, in the future. For example, we and our collaborators rely on WuXi Biologics Co., Ltd. and its affiliates for outsourcing activities related to manufacturing and the supply chain, research and development, certain IP, and commercialization readiness for certain of our product candidates. Such entities are subject to evolving local regulatory requirements, and may also be subject to U.S. and EU legislation, including the recently enacted U.S.

Annual Report on Form 20-F for the year ended December 31, 2025

BIOSECURE Act, sanctions, trade restrictions, and/or other regulations. Such requirements could increase the cost or reduce the supply of material available to us, delay or restrict the procurement or supply of such material, or have an adverse affect on our ability to secure significant commitments from governments to purchase our potential therapies.
Further, governments may turn, and have turned, to trade barriers to protect their domestic industries against foreign imports, thereby increasing our cost to operate globally. If significant tariffs or other restrictions are imposed on imports by the United States and related countermeasures are taken by impacted countries, our business, including operating results, cash flows, and financial condition, may be adversely affected. Recently, trade and tariff policies among the United States and other countries have been unsettled and are subject to frequent changes. The U.S. government has imposed tariffs and other trade restrictions on goods across a range of industries, and such actions have at times prompted retaliatory measures by affected countries such as
China, Canada and the European Union. While tariffs with certain countries have been temporarily reduced or paused, the imposition of new tariffs will likely be met with further reciprocal tariffs, thus increasing the possibility of a global trade war. If further tariffs are imposed on a broader range of imports, or if retaliatory trade measures are enacted by affected countries, these factors could significantly increase the cost to our global clinical research and manufacturing activities, adversely affect the commercial sale of our COVID-19 vaccines, and harm our competitive position in key markets. Additionally, ongoing trade tensions and uncertainty regarding future trade policies could negatively impact global economic conditions and consumer confidence, further affecting our global operations.
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

Annual Report on Form 20-F for the year ended December 31, 2025

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
candidates.

Annual Report on Form 20-F for the year ended December 31, 2025

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
–the research methodology used may not be successful in identifying potential product candidates;
–competitors may develop alternatives that render our product candidates obsolete;
–product candidates we develop may nevertheless be covered by third parties’ patents or other exclusive rights;
–a product candidate may, on further study, be shown to have harmful side effects or other characteristics that indicate it is unlikely to be effective or otherwise does not meet applicable regulatory criteria;
–we may discontinue the development of a product candidate;
–a product candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all; and
–an approved product may not be accepted as safe and effective by trial participants, the medical community or third-party payors.
If we are unsuccessful in identifying and developing additional products, our potential for growth may be impaired.
mRNA drug development carries substantial clinical development and regulatory risks due to limited regulatory experience with mRNA immunotherapies.

Annual Report on Form 20-F for the year ended December 31, 2025

To our knowledge, other than our, Moderna, Inc.’s and Arcturus Therapeutics’ vaccines, no mRNA immunotherapies have been approved or received emergency use authorization or conditional marketing authorization to date by the FDA or the EMA. Successful discovery and development of mRNA-based (and other) immunotherapies by either us or our collaborators is highly uncertain and depends on numerous factors, many of which are beyond our or their control. Our product candidates that appear promising in the early phases of development may fail to advance, experience delays in the clinic or clinical holds, or fail to reach the market for many reasons, including:
–discovery efforts aimed at identifying potential immunotherapies may not be successful;
–nonclinical or preclinical study results may show product candidates to be less effective than desired or have harmful or problematic side effects;
–clinical trial results may show the product candidates to be less effective than expected, including a failure to meet one or more endpoints or have unacceptable side effects or toxicities;
–manufacturing or distribution failures or insufficient supply of GMP materials for clinical trials or higher than expected cost could delay or set back clinical trials, or make our product candidates commercially unattractive;
–our improvements in the manufacturing processes may not be sufficient to satisfy the clinical or commercial demand of our product candidates or regulatory requirements for clinical trials;
–changes that we make to optimize our manufacturing, testing or formulating of GMP materials could impact the safety, tolerability and efficacy of our product candidates;
–pricing or reimbursement issues or other factors could delay clinical trials or make any immunotherapy uneconomical or noncompetitive with other therapies;
–changing social and political preferences regarding vaccines and mRNA therapies;
–the failure to timely advance our programs or receive the necessary regulatory approvals, or a delay in receiving such approvals, due to, among other reasons, slow or failure to complete enrollment in clinical trials, withdrawal by trial participants from trials, failure to achieve trial endpoints, additional time requirements for data analysis, data integrity issues, BLA, MAA or the equivalent application, discussions with the FDA or the
EMA, a regulatory request for additional nonclinical or clinical data, or safety formulation or manufacturing issues may lead to our inability to obtain sufficient funding; and
–the proprietary rights, products and technologies of our competitors may prevent our immunotherapies from being commercialized.
For administrative purposes, some mRNA products may be classified together with gene therapy products by the
FDA or other regulatory agencies. Unlike certain gene therapies that irreversibly alter cell DNA and may be subsequently subject to specific safety concerns, mRNA products are not designed to localize to the cell nucleus or interact with the genome. Side effects observed in other gene therapies, however, could negatively impact the perception of immunotherapies despite the differences in mechanism. In addition, unclear or inconsistent regulatory classification of mRNA products may result in uncertainties regarding the regulatory requirements and pathways for marketing approval. On the other hand, mRNA-based vaccines for the prevention of infectious diseases, like our COVID-19 vaccine, are not currently classified as gene therapies in most regions. The regulatory pathway for an individualized therapy, such as our Individualized Neoantigen Specific Immunotherapy,
or iNeST, an mRNA-based immunotherapy where each patient receives a different combination of mRNAs, remains undetermined. The number and design of the clinical and preclinical studies required for the approval of

Annual Report on Form 20-F for the year ended December 31, 2025 these types of medicines have not been established, may be different from those required for advanced medicinal therapy products or therapies that are not individualized or may require safety testing like gene therapy products. Moreover, the length of time necessary to complete clinical trials and submit an application for marketing approval by a regulatory authority varies significantly from one pharmaceutical product to the next and may be difficult to predict.
Our future success depends on our ability to retain key employees, consultants and advisors and to attract, retain and motivate qualified senior management and scientific personnel.
Our ability to compete in the highly competitive biotechnology and pharmaceutical industries depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel. We are highly dependent upon members of our management and scientific teams. We may not be able to retain these persons due to the competitive environment in the biotechnology industry, as well as a current global shortage of these highly qualified individuals. The loss of any of these persons’ services may adversely impact the achievement of our research, development, financing and commercialization objectives. We are also aware of physical threats made against certain of these people. In response to these threats, we have deployed personal protection for such individuals and increased our security generally. We currently do not have “key person” insurance on any of our employees.
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

Annual Report on Form 20-F for the year ended December 31, 2025

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

Annual Report on Form 20-F for the year ended December 31, 2025

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
Regardless of merit or eventual outcome, liability claims may result in:
–decreased demand for any product or product candidate that we may develop;
–loss of revenue;
–substantial monetary awards to patients, healthy volunteers or their children;
–significant time and costs to defend the related litigation;
–withdrawal of clinical trial participants;
–the inability to commercialize any products or product candidates that we may develop; and
–injury to our reputation and significant negative media attention.
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
business.

Annual Report on Form 20-F for the year ended December 31, 2025

If our products become subject to a product recall it could harm our reputation, business and financial results.
The FDA and similar governmental authorities in other jurisdictions have the authority to require the recall of certain commercialized products. In the case of the FDA, the authority to require a recall of a biologic product must be based on an FDA finding that a batch, lot or other quantity of the biologic product presents an imminent or substantial hazard to the public health. In addition, some governmental bodies outside the United States have the authority to require the recall of any product or product candidate in the event of material deficiencies or defects in design or manufacture. Manufacturers may, under their own initiative, recall a product if any material deficiency in a product is found. A government-mandated or voluntary recall by us could occur as a result of manufacturing errors, design or labeling defects or other deficiencies and issues.
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

Annual Report on Form 20-F for the year ended December 31, 2025

Additionally, we are addressing increasingly complex regulatory requirements with respect to human rights risks.
These requirements include German legislation, such as the Act on Corporate Due Diligence Obligations for the
Prevention of Human Rights Violations in Supply Chains (Lieferkettensorgfaltspflichtengesetz – LkSG), potential legislative planning by the European Union, and local or regional regulations. Regulatory frameworks require us to identify, prevent, mitigate and ideally end the extent of any potential adverse impacts or violations throughout our own operations and value chain.
Finally, we are faced with increasing ESG related transparency and reporting obligations. These requirements arise, for example, from the EU Corporate Sustainability Reporting Directive regulation, the European
Sustainability Reporting Standards, and the respective German implementation law and other possible obligations.
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
Risks Related to our COVID-19 Vaccine and the Commercialization of our Pipeline
Demand for our COVID-19 vaccine, though difficult to predict, is expected to continue to decrease in the near future. Changing market dynamics, including as a result of government policy and public sentiment, will impact our revenue, which currently depends heavily on sales of our COVID-19 vaccine, and result in challenges relating to production of our COVID-19 vaccine.
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
–the extent to which a COVID-19 vaccine, including any booster shot, continues to be necessary while
COVID-19 remains an endemic virus;
–competition from other COVID-19 vaccines, including those with different mechanisms of action and different manufacturing and distribution constraints, on the basis of, among other things, efficacy, cost, convenience of storage and distribution, breadth of approved use, side-effect profile and durability of immune response;
–our ability to successfully and timely develop effective vaccines targeting new variants and mutations of
COVID-19;

Annual Report on Form 20-F for the year ended December 31, 2025

–the extent to which changes in local, national and state government policy preferences in the United States and other jurisdictions, including changes in vaccine recommendations, and evolving public sentiment affect demand for COVID-19 vaccines or mRNA therapeutics and our ability to successfully commercialize our product candidates, if approved;
–our ability to receive full regulatory approvals where we currently have, or previously have had, emergency use authorizations or equivalents;
–our ability to expand our geographic customer base;
–our pricing and reimbursement negotiations with governmental authorities, private health insurers and other third-party payors after our initial sales to national governments, including the transition towards ordinary-
course insurance coverage in the public and private sectors;
–the ability of countries and jurisdictions to store and distribute doses of our COVID-19 vaccine to end users at cold temperatures;
–the safety profile of our COVID-19 vaccine, including if previously unknown undesirable effects or increased incidence or severity of known undesirable effects are identified with our COVID-19 vaccine;
–intellectual property litigation involving our COVID-19 vaccine and COVID-19 vaccines in general; and
–our manufacturing and distribution capabilities for our COVID-19 vaccine.
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
Our reported revenue is based in part on preliminary estimates of COVID-19 vaccine sales and costs from Pfizer that are likely to change in future periods, which may impact our reported financial results.
Our reported revenue is based in part on preliminary estimates from Pfizer and other assumptions and judgments that we have made, which may be subject to significant uncertainties. Our revenue includes preliminary estimates in part due to a difference in Pfizer’s financial quarter for subsidiaries outside the United
States, which consequently creates an additional time lag between the recognition of revenues and the receipt of payment. Although our revenue recognition policy is based on facts and circumstances known to us and various other assumptions that we believe to be reasonable under the circumstances, our actual results may deviate from such reported revenue.
We depend on Pfizer to determine and provide estimates of the costs and profits to be shared with us in the countries where it is commercializing our COVID-19 vaccine under our collaboration agreement with Pfizer for our COVID-19 vaccine, which we refer to as the Pfizer Agreement. Because the information supplied by Pfizer is preliminary and subject to change, the revenue we report based on such information is also subject to finalization. This is particularly true for vaccine sales outside of the United States, where Pfizer has a different reporting cycle than ours. As a result, we may not have the complete sales and costs results outside of the
United States for months not covered by the reporting period, but we are nonetheless required to report estimated figures.

Annual Report on Form 20-F for the year ended December 31, 2025

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

Annual Report on Form 20-F for the year ended December 31, 2025

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
Unexpected safety issues, including any that we have not yet observed in our clinical trials or in real world data, could lead to significant reputational damage for us and our product development platforms going forward and other issues, including delays in our other programs, the need for re-design of our clinical trials and the need for significant additional financial resources.
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
The availability and extent of reimbursement by governmental and private payors is essential for most patients to be able to afford certain treatments, including our COVID-19 vaccine and other product candidates we may develop and sell. In addition, because our mRNA product candidates represent an entirely new therapeutic modality, we cannot accurately estimate how future products we may develop and sell would be priced, whether reimbursement could be obtained, or any potential revenue. Sales of our product candidates will depend substantially, both domestically and abroad, on the extent to which the costs of our product candidates will be paid by  healthcare management organizations, or reimbursed by government health administration authorities, private health coverage insurers and other third-party payors. If reimbursement is not available, or is available only to limited levels, we may not be able to successfully commercialize our product candidates. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish or

Annual Report on Form 20-F for the year ended December 31, 2025 maintain pricing sufficient to realize an adequate return on our investment in any of our products. Additionally, even if pricing terms with governmental authorities are agreed upon, there may be delayed or denied payments.
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
Moreover, increasing efforts by governmental and third-party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and level of reimbursement for new products approved and, as a result, they may not cover or provide adequate payment for our product candidates. The Inflation Reduction Act, or IRA, enacted in August 2022 allows HHS to negotiate the price of certain drugs and biologics that CMS reimburses under Medicare Part B and Part D. The IRA’s negotiation program will apply to high-expenditure single-source drugs that have been approved for at least 7 years (11 years for biologics), among other negotiation selection criteria. The negotiated prices, which became effective in
2026 for the first round of selected drugs, are capped at a statutorily-determined ceiling price. The IRA also penalizes drug manufacturers that increase prices of Medicare Part B and Part D drugs at a rate greater than the rate of inflation. In addition, the law eliminates the “donut hole” under Medicare Part D beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and requiring manufacturers to subsidize, through a newly established manufacturer discount program, once the out-of-pocket maximum has been reached. The IRA permits the Secretary of HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. Manufacturers that fail to comply with the IRA may be subject to various penalties, including civil monetary penalties. These IRA provisions have begun to take effect progressively starting in 2023, although the drug negotiation provisions of the IRA are currently the subject of legal challenges. The effects of the IRA on our business and the healthcare industry in general are not yet known. In addition, the Center for Medicare and Medicaid Innovation, or CMMI, has announced two new mandatory models that propose MFN pricing for certain products covered by Medicare and one new voluntary model that proposes MFN pricing for products covered by Medicaid. These models, or other models announced by CMMI, could result in significantly lower prices for our products. These laws and regulations may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for any of our products for which we may obtain regulatory approval or the frequency with which any such product is

Annual Report on Form 20-F for the year ended December 31, 2025 prescribed or used. At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access, and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importing from other countries and bulk purchasing. Officials appointed by the current presidential administration to oversee the implementation of the
IRA may take a different approach, and the administration and Congress could also pursue statutory changes to the program, either of which could negatively affect our revenues.
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
Government policies, including relating to manufacturing, export controls, or tariffs, and negative public perception regarding vaccines and mRNA-based therapeutics could severely and adversely impact the manufacturing and sales of our COVID-19 vaccine and other product candidates we may develop, if approved.
There is a heightened risk that vaccines could be subject to export controls, adverse emergency actions or supply requirements by governmental and other authorities. In the past, the European Union and other regions have imposed, or threatened to impose, export controls that would limit or block the delivery of COVID-19 vaccines manufactured in or outside their territories in instances where manufacturers have been delayed or have not fully satisfied their delivery obligations to such governments, which could have prohibited us from delivering our COVID-19 vaccine to other jurisdictions. Recently, trade and tariff policies among the United
States and other countries have been unsettled and are subject to frequent changes. The U.S. government has imposed tariffs and other trade restrictions on goods across a range of industries, and such actions have at times prompted retaliatory measures by affected countries such as China, Canada and the European Union.
While tariffs with certain countries have been temporarily reduced or paused, the imposition of new tariffs will likely be met with further reciprocal tariffs, thus increasing the possibility of a global trade war. If trade restrictions or tariffs reduce global economic activity, potential impacts could include declining sales; increased costs;
volatility in foreign exchange rates; and a decline in the value of our financial assets. Issued or future executive orders or other new or changes in laws, regulations or policy regarding tariffs could have a material adverse effect on our business, earnings and financial guidance. The actual impact of the new tariffs on our business is subject to a number of factors including, but not limited to, restrictions on trade, the effective date and duration of such tariffs, countries included in the scope of tariffs, changes to amounts of tariffs, potential retaliatory tariffs imposed by other countries, and the extent to which tariffs are imposed on finished or unfinished pharmaceutical products. Vaccines are also at risk of being subject to adverse emergency actions taken by governmental entities in certain countries, including intellectual property expropriation, compulsory licenses, strict price controls or other actions, such as the requirement that specific quantities of vaccine doses be set aside for designated purposes or geographic areas. Additional changes in governmental policy preferences and regulatory decision-
making may have an adverse effect on our ability to commercialize products or, if approved, product candidates.
For example, the FDA’s approval of our LP.8.1-adapted monovalent COVID-19 vaccine is in a narrower population than our previous variant-adapted vaccines.
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

Annual Report on Form 20-F for the year ended December 31, 2025

We face significant competition with other makers of COVID-19 vaccines and may be unable to maintain a competitive market share for our COVID-19 vaccine.
A number of competitors currently have programs to develop COVID-19 vaccine candidates, including vaccines developed by Moderna, Inc. and Novavax, Inc. Our competitors pursuing vaccine candidates may have greater financial, product candidate development, manufacturing and marketing resources than we do. Larger pharmaceutical and biotechnology companies have extensive experience in clinical testing and obtaining regulatory approval for their products, and may have the resources to invest heavily to accelerate discovery and development of their vaccine candidates.
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

Annual Report on Form 20-F for the year ended December 31, 2025

If we are unable to continue to increase our marketing and sales capabilities on our own or through third parties, we may not be able to market and sell our product candidates effectively in the United States and other jurisdictions, if approved, or generate sufficient product sales revenue.
We have only relatively recently developed our sales, distribution or marketing capabilities in Germany and
Türkiye. With respect to our COVID-19 vaccine, we rely heavily on the sales, distribution, and marketing capabilities of our partners, except in Germany and Türkiye. To successfully commercialize any other products that may result from our development programs, several of which are undergoing pivotal clinical trials, we will need to continue developing sales and marketing capabilities in the United States, Europe and other regions, either on our own or with others. We may enter into collaborations with other entities to utilize their mature marketing and distribution capabilities, but we may be unable to enter into marketing agreements on favorable terms, if at all. If our current and future collaborators do not commit sufficient resources to further commercialize our COVID-19 vaccine and our future products, if any, and we are unable to develop the necessary marketing capabilities on our own, we may be unable to generate sufficient product sales revenue to sustain our business.
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
–obtaining, on a country-by-country basis, the applicable marketing authorization from the competent regulatory authority;
–the burden of complying with complex and changing regulatory, tax, accounting, labor and other legal requirements in each jurisdiction that we or our collaborators pursue;
–reduced protection for intellectual property rights;
–differing medical practices and customs affecting acceptance in the marketplace;
–import or export licensing requirements;
–governmental controls, trade restrictions or changes in tariffs;
–economic weakness, including inflation, or political instability;
–production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad;
–longer accounts receivable collection times;
–longer lead times for shipping;
–language barriers;

Annual Report on Form 20-F for the year ended December 31, 2025

–foreign currency exchange rate fluctuations;
–the impact of epidemics, pandemics and other public health developments, such as COVID-19, on employees and the global economy;
–reimbursement, pricing and insurance regimes; and
–the interpretation of contractual provisions governed by local laws in the event of a contract dispute.
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
–the potential efficacy and potential advantages over alternative treatments;
–the ability to offer our products, if approved, at competitive prices;
–the prevalence and severity of any undesirable effects, including any limitations or warnings contained in a product’s approved labeling;
–the prevalence and severity of any undesirable effects resulting from checkpoint inhibitors or other drugs or therapies with which our products are administered;
–the relative convenience and ease of transportation, storage and administration;
–any restrictions on the use of our products, if approved, together with other medications;
–the willingness of the target patient population to try new therapies, such as mRNA vaccines and therapies, and of physicians to prescribe these therapies;
–the strength of marketing and distribution support and timing of market introduction of competitive products;
–the extent to which changes in local, national and state government policy preferences in the United States and other jurisdictions resulting from new elected leadership and evolving public sentiment affect demand for
COVID-19 vaccines or mRNA therapeutics and our ability to successfully commercialize our product candidates, if approved;

Annual Report on Form 20-F for the year ended December 31, 2025

–publicity concerning our products or competing products and treatments; and
–sufficient third-party insurance coverage or reimbursement, and patients’ willingness to pay out-of-pocket in the absence of third-party coverage or adequate reimbursement.
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
–a covered benefit under its health plan;
–safe, effective and medically necessary;
–appropriate for the specific patient;
–cost-effective; and
–neither experimental nor investigational.
Obtaining coverage and reimbursement of a product from a government or other third-party payor is a time-
consuming and costly process that could require us to provide to the payor supporting scientific, clinical and cost-effectiveness data for the use of our products. Third-party payors could require us to conduct additional

Annual Report on Form 20-F for the year ended December 31, 2025

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

Annual Report on Form 20-F for the year ended December 31, 2025

On August 16, 2024, CMS announced the results of a first round of discounted prices effectively set by CMS under the IRA, applicable to ten products of other manufacturers; those discounted prices, set to take effect for calendar year 2026, were as high as 79% from 2023 list prices. Additional products will be discounted in future years. We cannot be sure whether additional legislative changes will be enacted, or the effect of forthcoming guidance implementing the IRA, or what the impact of such changes on our products and product candidates may be. Officials appointed by the current presidential administration to oversee the implementation of the IRA or other statutes may take a different approach, and the administration and Congress could also pursue statutory changes to this or other programs, either of which could negatively affect our revenues.
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

Annual Report on Form 20-F for the year ended December 31, 2025

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
Our ability to continue to generate revenues and achieve and maintain long-term sustainable profitability depends on our ability, alone or with collaborators, to successfully complete the development of, and obtain the regulatory approvals necessary to commercialize, our product candidates. We continue to generate revenues from sales of our COVID-19 vaccine and additional limited revenues from other transactions. While we expect to maintain revenue from ongoing COVID-19 vaccine sales, future demand for COVID-19 vaccination is subject to uncertainty. Variations driven by factors such as new virus variants, legal developments, policy changes, public health measures and public sentiment may impact long-term demand of our COVID-19 vaccine. Consequently, our revenue projections are influenced by this inherent unpredictability. The amount of long-term revenue from such sales, including the sales of our COVID-19 vaccine, is uncertain at this time. Our ability to generate future revenues from pharmaceutical product sales and sales of our other products and services depends heavily on our and our collaborators’ success in:
–completing research and preclinical and clinical development of our product candidates;
–seeking and obtaining U.S. and non-U.S. marketing approvals for product candidates for which we complete clinical trials;
–seeking and obtaining market access and favorable pricing terms in the United States, the European Union, and other key geographies;
–furthering the development of our own manufacturing capabilities and manufacturing relationships with third parties in order to provide adequate (in amount and quality) products and services to support clinical development and the market demand for our approved products and product candidates, if approved;
–obtaining market acceptance of our approved products and product candidates as a treatment option;

Annual Report on Form 20-F for the year ended December 31, 2025

–launching and commercializing products for which we obtain marketing approval and reimbursement, either through collaborations or, if launched independently, by establishing a sales force, marketing and distribution infrastructure;
–addressing any competing technological and market developments, in particular, declining demand for any of our approved products;
–implementing additional internal systems and infrastructure;
–negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter;
–managing our expenses;
–maintaining, defending, protecting, enforcing and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how; and
–attracting, hiring and retaining qualified personnel.
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
–the size and timing of orders for our COVID-19 vaccine;
–delays or failures in advancement of existing or future product candidates into the clinic or in clinical trials;
–the occurrence of adverse events during our clinical trials or post marketing authorization;
–our ability to develop and manufacture our product candidates and commercialize and manufacture our
COVID-19 vaccine and, if approved, our product candidates, at commercial scale, including risks associated with quality compliance, such as product design, manufacturing processes, supply chain management, and compliance with regulatory requirements;
–our ability to manage our growth and spending;
–our ability to execute our corporate objectives;
–strategic decisions related to portfolio prioritization, which may result in certain potential one-time effects and charges and other material adverse effects on our financial condition and results of operations;

Annual Report on Form 20-F for the year ended December 31, 2025

–the outcomes of research programs, clinical trials, or other product development or approval processes conducted by us and our collaborators;
–the ability of our collaborators to develop and successfully commercialize products developed from our suite of therapeutic classes;
–our relationships, and any associated exclusivity terms, with collaborators;
–our contractual or other obligations to provide resources to fund our product candidates, and to provide resources to our collaborators or to the collaborations themselves, including take-or-pay or similar obligations;
–the extent to which we repurchase outstanding ADSs under any share repurchase plans we may enter into in the future;
–risks associated with the international aspects of our business, including the conduct of clinical trials in multiple locations, and the risks associated with potential international commercialization, including regulatory approval, market competition, public sentiment and consumer demand, supply chain disruptions, and changes to the law and regulatory policy, such as increases in tariffs, in different jurisdictions, such as the United
States;
–our ability to minimize and manage product recalls or inventory losses caused by unforeseen events, cold chain interruption, testing difficulties or decreased demand, and our ability to write down certain inventory;
–our ability to report our financial results accurately and in a timely manner;
–our dependence on, and the need to attract and retain, key management and other personnel;
–our ability to obtain, protect, maintain, defend and enforce our intellectual property rights;
–our ability to prevent the theft or infringement, misappropriation or other violation of our intellectual property, trade secrets, know-how or technologies;
–our and our collaborators’ ability to defend against claims of infringement of the intellectual property rights of third parties;
–potential advantages that our competitors and potential competitors may have in securing funding, obtaining the rights to critical intellectual property or developing competing technologies or products;
–our ability to obtain additional capital that may be necessary to expand our business;
–our collaborators’ ability to obtain and devote additional capital that may be necessary to develop and commercialize products under our collaboration agreements, including our COVID-19 vaccine;
–our ability to minimize and manage product liability claims arising from the use of our COVID-19 vaccine and our product candidates and other future products, if approved;
–business interruptions such as power outages, strikes, acts of terrorism or natural disasters;
–our ability to use our net operating loss carryforwards to offset future taxable income;
–risks of counterparty defaults within our asset management portfolio; and
–increased or unpredictable pricing for the commodities we rely on, including as a result of inflation.

Annual Report on Form 20-F for the year ended December 31, 2025

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
Prior to the first full year of commercialization of our COVID-19 vaccine, and for the years ended December 31,
2024 and December 31, 2025, we incurred significant losses from operations due to our significant research and development expenses and our investment in our manufacturing capabilities. Prior to commercialization of our
COVID-19 vaccine, we funded our operations primarily from private placements or issuances of ordinary shares
(including in the form of ADSs) in connection with our public offerings, generation of proceeds under our collaboration agreements, secured bank loans and issuance of a convertible note.
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
–continue, expand, or modify the research or development of our programs in preclinical development;
–continue, expand, or modify the scope of our clinical trials for our product candidates;

Annual Report on Form 20-F for the year ended December 31, 2025

–initiate additional preclinical, clinical, or other trials for our product candidates, including under our collaboration agreements;
–execute on our strategic decisions related to portfolio prioritization, which may result in certain potential one-
time effects and charges and other material adverse effects on our financial condition and results of operations;
–continue to invest in our immunotherapy platforms to conduct research to identify novel technologies;
–change our manufacturing capacity or capability;
–change or add additional suppliers;
–make changes to our infrastructure in connection with our quality control, quality assurance, legal, compliance and other groups to support our operations as a public company and our product development and commercialization efforts, including changes to our sites globally;
–attract and retain skilled personnel;
–seek marketing approvals and reimbursement for our product candidates;
–develop our sales, marketing, and distribution infrastructure for our COVID-19 vaccine and any other products for which we may obtain marketing approval or emergency use authorization;
–seek to identify and validate additional product candidates;
–acquire or in-license other product candidates and technologies;
–acquire other companies;
–make milestone or other payments under any in-license agreements;
–maintain, protect, defend, enforce and expand our intellectual property portfolio; and
–experience any delays or encounter issues with any of the above.
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
In Germany, we have unused German tax loss carryforwards for corporate taxes for German group entities with pre tax group losses, though we generally have not recognized deferred tax assets related to such loss carryforwards for International Financial Reporting Standards, or IFRS, reporting purposes as of December 31,
2025. Deferred tax assets are recognized for unused tax losses only to the extent that it is probable that taxable profit will be available against which the losses can be utilized. In general, net operating loss, or NOL, carryforwards in Germany do not expire. Furthermore, under current German tax laws, certain substantial changes in the Company’s ownership and business may further limit the amount of NOL carryforwards that can be used annually to offset future taxable income.

Annual Report on Form 20-F for the year ended December 31, 2025

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
Furthermore, our ability to use our NOLs or credits is conditioned upon our attaining profitability and generating taxable income. Taxable income exceeding NOLs will be subject to taxation resulting in tax liabilities. As described above, we incurred significant net losses in every year since our inception other than 2018, 2021,
2022 and 2023 and anticipate that in the future, we may incur losses for the majority of the group entities. Our ability to utilize our NOL or credit carryforwards in the United States and for some other group entities is uncertain. Therefore, we do not recognize deferred tax assets on NOLs and tax credit carryforwards in the
United States, as the requirements of IAS 12 are not fulfilled.
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

Annual Report on Form 20-F for the year ended December 31, 2025

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
–the initiation, progress, timing, costs, and results of preclinical or nonclinical studies and clinical trials for our product candidates;
–the amount and timing of revenues and associated costs from sales of our COVID-19 vaccine;
–the results of research and our other platform activities;
–the clinical development plans we establish for our product candidates;
–the terms of any agreements with our current or future collaborators, and the achievement of any milestone payments under such agreements to be paid to us or our collaborators;
–the terms of any other strategic transactions, including relating to any acquisitions, into which we enter;
–the number and characteristics of product candidates that we develop or may in-license;
–the outcome, timing and cost of meeting regulatory requirements established by the FDA, the EMA and other comparable regulatory authorities;
–the cost of filing, prosecuting, obtaining, maintaining, protecting, defending and enforcing our patent claims and other intellectual property rights, including actions for patent and other intellectual property infringement, misappropriation and other violations brought by third parties against us regarding our products or product candidates or actions by us challenging the patent or intellectual property rights of others;
–the effect of competing technological and market developments, including other products that may compete with one or more of our product candidates;
–the cost and timing of completion and further expansion of clinical and commercial scale manufacturing activities sufficient to support all of our current and future programs, including the development of modular production and clinical facilities in various markets via our BioNTainer network; and
–the cost of establishing sales, marketing, and distribution capabilities for any product candidates for which we may receive marketing approval and reimbursement in regions where we choose to commercialize our products on our own.

Annual Report on Form 20-F for the year ended December 31, 2025

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
To manage our anticipated development and expansion, we must continue to implement and improve our managerial, operational, legal, compliance and financial systems, expand our facilities, and continue to recruit and train additional qualified personnel. This includes our acquisitions of Biotheus in January 2025 and CureVac in December 2025, as well as strategic initiatives more generally. In addition, our management may need to divert a disproportionate amount of its attention away from its day-to-day activities and devote a substantial amount of time to managing these development activities.
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

Annual Report on Form 20-F for the year ended December 31, 2025

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
Shareholder activism, the current political environment, and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate. For example, effective March 18, 2026, pursuant to the Holding Foreign Insiders
Accountable Act, directors and officers of foreign private issuers, including us, are required to comply with the beneficial ownership reporting requirements of Section 16(a) of the Exchange Act. In addition, the SEC has issued a concept release in June 2025 soliciting comment on potential changes to the regulatory framework

Annual Report on Form 20-F for the year ended December 31, 2025 applicable to foreign private issuers, including potential modification or elimination of certain accommodations currently available to foreign private issuers. Our management and other personnel need to devote a substantial amount of time to these compliance initiatives.
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
If we fail to appropriately account for complex terms in our collaboration and licensing agreements, we could be required to restate our financial statements.
Our collaboration and licensing agreements involve complex terms and significant judgment in determining the appropriate accounting treatment. The accounting for such agreements is often subject to interpretation and evolving guidance. If our accounting assessments are later determined to be incorrect, we may be required to restate previously issued financial statements, which could have a material adverse effect on our financial condition and results of operations.
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

Annual Report on Form 20-F for the year ended December 31, 2025

This may limit the information available to holders of the ADSs and may make our ordinary shares and the ADSs less attractive to investors.
We are a “foreign private issuer,” as defined in the rules and regulations of the SEC, and, consequently, we are not subject to all of the disclosure requirements applicable to companies organized within the United States.
Although the SEC in June 2025 issued a concept release soliciting public comment on the definition of “foreign private issuer” and has signaled interest in exploring other rules relating to foreign private status, we currently remain exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended, or the
Exchange Act, that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. Effective March
18, 2026, pursuant to the Holding Foreign Insiders Accountable Act, directors and officers of foreign private issuers, including us, are required to comply with the beneficial ownership reporting requirements of Section
16(a) of the Exchange Act. However, our officers and directors are exempt from the “short-swing” profit recovery and short sale prohibition provisions of Section 16 of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies.
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
For example, we are exempt from regulations of Nasdaq that require a listed U.S. company to:
–have a majority of the board of directors consist of independent directors;
–require non-management directors to meet on a regular basis without management present;
–adopt a code of conduct and promptly disclose any waivers of the code for directors or executive officers that should address certain specified items;
–have an independent compensation committee;
–have an independent nominating committee;
–solicit proxies and provide proxy statements for all shareholder meetings;
–review related party transactions; and
–seek shareholder approval for the implementation of certain equity compensation plans and issuances of ordinary shares.
As a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements.
We therefore continue to follow German corporate governance practices in lieu of the corporate governance

Annual Report on Form 20-F for the year ended December 31, 2025

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
Our business could be adversely impacted by the effects of catastrophic global events, including natural disasters such as an earthquake, fire, hurricane, tornado, flood or significant power outage; public health crises such as the COVID-19 pandemic; political crises, such as terrorist attacks, war and other political instability, including the ongoing geopolitical conflicts in the Middle East and Ukraine, and resulting sanctions imposed and retaliatory actions taken in response to such sanctions; or other catastrophic events.
For example, prolonged or expanded conflicts, and political responses to global actions, could destabilize oil and gas supply and demand patterns, increase energy volatility and have severe adverse effects on regional and global supply chains and economies and our business. We also continue to evaluate the impacts that energy shortages may have on our partners, suppliers and service providers. Were any of these parties to experience significant impacts from any energy shortage, our business could be materially harmed. We cannot predict with certainty the impact that volatility in energy prices could have on our or their operations, including on the manufacturing of our COVID-19 vaccine and the manufacturing and testing of our product candidates.
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
We maintain insurance coverage that we believe is appropriate for our business; however, such coverage involves significant costs, is increasingly expensive, and does not cover all potential risks, which may expose us to uninsured or underinsured liabilities. We do not carry insurance for all categories of risk that our business may encounter and insurance coverage is becoming increasingly expensive. We do not know if we will be able to maintain existing insurance with adequate levels of coverage, and any liability insurance coverage we acquire in

Annual Report on Form 20-F for the year ended December 31, 2025 the future may not be sufficient to reimburse us for any expenses or losses we may suffer. We currently maintain insurance coverage for losses relating to property damage, business interruption, transportation, product liability, cyber matters, clinical trials, and several other areas of coverage. For example, attracting and retaining qualified individuals to serve on our Supervisory Board and our Management Board requires that we obtain and maintain adequate director and officer liability insurance, which has increased in cost as our operations have evolved. We are dedicating resources to exploring additional avenues for more adequate coverage as our business evolves.
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

Annual Report on Form 20-F for the year ended December 31, 2025

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

Annual Report on Form 20-F for the year ended December 31, 2025

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
–logistics associated with the collection of a patient’s tumor, blood or other tissue sample;
–shipping such samples to a facility for genetic sequencing;
–next-generation sequencing of the tumor mRNA;
–biopsy of a sufficient quantity of cancerous tissue to allow for proper sequencing and identification of tumor-
specific mutations;
–identification of appropriate tumor-specific mutations;
–the use of a software program, including proprietary and open source components, which is hosted in the cloud and a part of our product candidate, to assist with the design of the patient-specific mRNA, which software must be maintained and secured;
–effective design of the patient-specific mRNA that encodes for the required neoantigens;
–batch-specific manufacturing failures or issues that arise due to the uniqueness of each patient-specific batch that may not have been foreseen;
–quality control testing failures;
–unexpected failures of batches placed on stability;

Annual Report on Form 20-F for the year ended December 31, 2025

–shortages or quality control issues with single-use assemblies, consumables or critical parts sourced from third-party vendors that must be changed out for each patient-specific batch;
–significant costs associated with individualized manufacturing that may adversely affect our ability to continue development;
–successful and timely manufacture and release of the patient-specific batch;
–shipment issues encountered during transport of the batch to the site of patient care;
–the ability to define a consistent safety profile at a given dose when each participant receives a unique treatment; and
–our reliance on single source suppliers.
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

Annual Report on Form 20-F for the year ended December 31, 2025

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

Annual Report on Form 20-F for the year ended December 31, 2025

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
–critical deviations in the manufacturing process;
–facility and equipment failures;
–contamination of the product due to an ineffective quality control strategy;
–facility contamination as assessed by the facility and utility environmental monitoring program;
–ineffective process, equipment or analytical change management, resulting in failed lot release criteria;
–raw material failures due to ineffective supplier qualification or regulatory compliance issues at critical suppliers;
–ineffective product stability;
–failed lot release or facility and utility quality control testing;
–ineffective corrective actions or preventative actions taken to correct or avoid critical deviations due to our developing understanding of the manufacturing process as we scale; and

Annual Report on Form 20-F for the year ended December 31, 2025

–failed or defective components or consumables.
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

Annual Report on Form 20-F for the year ended December 31, 2025

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

Annual Report on Form 20-F for the year ended December 31, 2025

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
–have staffing difficulties;
–fail to comply with contractual obligations;
–experience regulatory compliance issues;
–undergo changes in priorities or become financially distressed;
–form relationships with other entities, some of which may be our competitors;
–make human errors; or
–be subject to cyberattacks.
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

Annual Report on Form 20-F for the year ended December 31, 2025

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
–collaborators may not perform or prioritize their obligations as expected;
–the clinical trials conducted as part of such collaborations may not be successful;
–collaborators may not pursue development and commercialization of any product candidates and products that achieve regulatory approval or may elect not to continue or renew development or commercialization of programs based on clinical trial results, changes in the collaborators’ focus or available funding (for example, we are aware that there have been allegations that Fosun International Ltd., an affiliate of our collaboration partner Fosun Pharma, is facing liquidity risks), or external factors, such as an acquisition, that divert resources or create competing priorities;
–collaborators may delay clinical trials, provide insufficient funding for clinical trials, stop a clinical trial, abandon a product candidate, repeat or conduct new clinical trials, or require a new formulation of a product candidate for clinical testing;
–collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;
–product candidates developed in collaborations with us may be viewed by our collaborators as competitive with their own product candidates or products, which may cause collaborators to cease to devote resources to the development or commercialization of our product candidates;
–a collaborator with marketing and distribution rights to one or more of our product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of any such product;
–disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development of any product candidates, may cause delays or termination of the research, development or commercialization of such product candidates, may lead to additional responsibilities for us with respect to such product candidates, or may result in litigation or arbitration, any of which would be time-consuming and expensive;
–collaborators may not properly maintain, protect, defend or enforce our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;
–disputes may arise with respect to the ownership of intellectual property developed pursuant to our collaborations;
–collaborators may infringe, misappropriate or otherwise violate the intellectual property rights of third parties, which may expose us to litigation and potential liability;
–collaborations may be terminated for the convenience of the collaborator and, if terminated, the development of our product candidates may be delayed, and we could be required to raise additional capital to pursue further development or commercialization of the applicable product candidates;

Annual Report on Form 20-F for the year ended December 31, 2025

–future relationships may require us to incur non-recurring and other charges, increase our near- and long-term expenditures, issue securities that dilute our existing shareholders, or disrupt our management and business;
–we could face significant competition in seeking appropriate collaborators, and the negotiation process is time-
consuming and complex; and
–our international operations through any future collaborations, acquisitions or joint ventures may expose us to certain operating, legal and other risks not encountered in Germany or the United States.
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

Annual Report on Form 20-F for the year ended December 31, 2025

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
We are a party to licenses that give us rights to third-party intellectual property, including patents and patent applications, that are necessary or useful for our business. For example, we have obtained licenses from Acuitas
Therapeutics Inc., or Acuitas, CellScript LLC, or CellScript, and its affiliate, mRNA RiboTherapeutics, Inc., to patent rights claiming certain uses of modified RNA, as well as licenses from certain other parties for intellectual property useful in pharmaceutical formulations. We may enter into additional licenses to third-party intellectual property in the future.
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
–the scope of rights granted under the license agreement and other interpretation-related issues;
–whether and the extent to which our technology and processes infringe, misappropriate or otherwise violate the intellectual property of the licensor that is not subject to the licensing agreement;
–our right to sublicense patent and other intellectual property rights to third parties under collaborative relationships;
–our diligence obligations with respect to the use of the licensed intellectual property and technology in relation to our development and commercialization of our product candidates, and what activities satisfy those diligence obligations;
–the ownership of inventions, trade secrets, know-how and other intellectual property resulting from the joint creation or use of intellectual property by our licensors and us and our collaborators;
–the priority of invention of patented technology; and
–the amounts to be paid pursuant to certain program milestones being achieved or to royalty obligations, including the triggering of royalty obligations and amounts to be paid pursuant thereto.

Annual Report on Form 20-F for the year ended December 31, 2025

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
In addition, our reliance on a limited number of CMOs exposes us to the following risks:
–we may be unable to identify manufacturers on acceptable terms or at all because the number of potential manufacturers is limited and the FDA or other regulatory authorities may have questions regarding any replacement contractor. This may require new testing and regulatory interactions. In addition, a new manufacturer would have to be educated in, or develop substantially equivalent processes for, production of our products after receipt of regulatory authority questions, if any;
–our CMOs might be unable to timely formulate and manufacture our product or produce the quantity and quality required to meet our clinical and commercial needs, if any;
–CMOs may not be able to execute our manufacturing procedures appropriately;
–our future CMOs may not perform as agreed or may not remain in the contract manufacturing business for the time required to supply our clinical trials or to successfully produce, store and distribute our products;
–manufacturers are subject to ongoing periodic unannounced inspection by the FDA, the U.S. Drug
Enforcement Administration and corresponding state agencies and by regulatory authorities in other jurisdictions to ensure strict compliance with GMP and other government regulations and corresponding standards in other jurisdictions. We do not have control over CMOs’ compliance with these regulations and standards;
–we may not own, or may have to share, the intellectual property rights to any improvements made in the manufacturing process for our products;
–our CMOs could breach or terminate their agreement with us; and
–our CMOs would also be subject to the same risks we face in developing our own manufacturing capabilities, as described above.

Annual Report on Form 20-F for the year ended December 31, 2025

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
We and certain of our collaborators currently rely on CMOs located outside of the United States to manufacture clinical materials. Such ex-U.S. CMOs may be subject to or affected by U.S. legislation, executive orders, regulations, or investigations, including but not limited to the recently enacted BIOSECURE Act, the Department of Justice’s Final Rule issued on January 8, 2025 implementing the Executive Order on Preventing Access to
Americans’ Bulk Sensitive Personal Data and United States Government-Related Data by Countries of Concern,
sanctions, trade restrictions and other U.S. and other regulatory requirements, which could increase the cost or reduce the supply of material available to us, delay or restrict the procurement or supply of such material, delay or impact clinical trials, have an adverse effect on our ability to secure significant commitments from governments to purchase our potential therapies and adversely affect our financial condition and business
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

Annual Report on Form 20-F for the year ended December 31, 2025

–delays to the development timelines for our product candidates;
–interruption of supply resulting from modifications to or discontinuation of a supplier’s operations;
–delays in product shipments resulting from uncorrected defects, reliability issues, or a supplier’s variation in a component;
–a lack of long-term supply arrangements for key components with our suppliers;
–inability to obtain adequate supply in a timely manner, or to obtain adequate supply on commercially reasonable terms;
–difficulty and cost associated with locating and qualifying alternative suppliers for our components in a timely manner;
–production delays related to the evaluation and testing of components from alternative suppliers, and corresponding regulatory qualifications;
–delay in delivery due to our suppliers’ prioritizing other customer orders over ours;
–damage to our reputation caused by defective components produced by our suppliers; and
–fluctuation in delivery by our suppliers due to changes in demand from us or their other customers.
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

Annual Report on Form 20-F for the year ended December 31, 2025

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
These risks and uncertainties include, from time to time, the following:
–the USPTO and various other governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patenting process, the noncompliance with which can result in abandonment or lapse of a patent or patent application or a finding that a patent is unenforceable, and partial or complete loss of patent rights in the relevant jurisdiction;
–patent applications may not result in any patents being issued;
–claims of issued patents that we own (solely or jointly) or have in-licensed may be challenged, invalidated, modified, revoked, circumvented, found to be unenforceable or otherwise may not provide any competitive advantage;
–other parties may have designed around our patent claims or developed technologies that may be related or competitive to our COVID-19 vaccine or to our product candidates or other technologies, may have filed or may file patent applications and may have received or may receive patents that overlap or conflict with our patent filings, either by claiming the same or overlapping methods, products, reagents, tools or devices or by claiming subject matter that could dominate one or more of our patent claims;
–any successful opposition to claims of any patents owned by or in-licensed to us could deprive us of rights necessary for the development and exploitation of our COVID-19 vaccine or our product candidates and other technologies, or the successful commercialization of any product candidates and other technologies that we may develop;
–because patent applications in the United States and most other jurisdictions are confidential for a period of time after filing, we cannot be certain that we, our co-owners or our licensors were the first to file any patent application related to our product candidates, proprietary technologies and their uses;
–a court or patent office proceeding, such as a derivative action or interference, can be provoked or instituted by a third party or a patent office, and might determine that one or more of the inventions described in our patent filings, or in those we licensed, was first invented by someone else, so that we may lose rights to such invention(s);
–a court or other patent proceeding, such as an inter partes review, post grant review or opposition, can be instituted by a third party to challenge the inventorship, scope, validity and/or enforceability of our patent

Annual Report on Form 20-F for the year ended December 31, 2025 claims and might result in invalidation or revision of one or more of our patent claims, or in a determination that such claims are unenforceable;
–there may be significant pressure on the U.S. government and international governmental bodies to limit the scope of patent protection both inside and outside the United States for disease treatments that prove successful, as a matter of public policy regarding worldwide health concerns; existing legislation (for example, in the United States, the Public Readiness and Emergency Preparedness Act, etc.) may be interpreted, and new legislation may be passed, to permit third-party use of patented technologies relating to a public health concern, with little or no compensation to the patent holder(s); and
–countries other than the United States may have patent laws less favorable to patentees than those upheld by
U.S. courts, allowing competitors a better opportunity to create, develop and market competing product
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

Annual Report on Form 20-F for the year ended December 31, 2025

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
–any of our patents, or any of our pending patent applications, if issued, or those of our licensors, will include claims having a scope sufficient to protect our product(s), our product candidates and other technologies;
–any of our pending patent applications or those of our licensors may issue as patents;
–others will not or may not be able to make, use, offer to sell or sell products that are the same as or similar to our own but that are not covered by the claims of the patents that we own or license;
–we will be able to successfully commercialize our products on a substantial scale, if approved, before the relevant patents that we own or license expire;
–we were the first to make the inventions covered by each of the patents and pending patent applications that we own or license;

Annual Report on Form 20-F for the year ended December 31, 2025

–we, our co-owners or our licensors were the first to file patent applications for these inventions;
–others will not develop similar or alternative products or technologies that do not infringe the patents we own or license;
–any of the claims of patents we own or license will be found to ultimately be valid and enforceable;
–any patents issued to us or our licensors will provide a basis for an exclusive market for our commercially viable product candidates and other technologies or will provide us with any competitive advantages;
–a third party may not challenge the claims of patents we own or license and, if challenged, a court would hold that such patent claims are valid, enforceable and infringed;
–we may develop or in-license additional proprietary technologies that are patentable;
–the patents of others will not have an adverse effect on our ability to issue patents, or otherwise on our business;
–our competitors do not conduct research, development, testing or commercialization activities in countries where we do not have enforceable patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;
–we will develop additional proprietary technologies, product(s) or product candidates that are separately patentable; and
–our, or our collaborators’, development and commercialization activities, including our manufacturing processes, or products will not infringe patents of our competitors or any other third parties, including any non-
practicing entities or patent assertion entities.
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

Annual Report on Form 20-F for the year ended December 31, 2025

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
Additionally, we face ongoing COVID-19 vaccine-related patent litigation. We filed a nullity action in the Federal
Patent Court of Germany seeking a declaration that EP1857122B1, or EP’122, is invalid, initiated cancellation actions against the CureVac IP in the German Patent and Trademark Office, and filed opposition proceedings in the European Patent Office, or EPO, seeking the revocation of EP3708668B1, or EP’668, and EP4023755B1, or
EP’755. ModernaTX, Inc., or Moderna, has brought litigation against us and Pfizer regarding European patents
3590949B1, or EP’949, and 3718565B1, or EP’565, in Germany, England and Wales (only EP’949 currently at issue), the Netherlands, Ireland, and Belgium, and regarding U.S. Patent Nos. 10,898,574, 10,702,600, and
10,933,127 in the United States. BioNTech and Pfizer also initiated proceedings seeking the revocation of
EP’949 in the Business and Property Courts of England and Wales and have filed opposition proceedings in the
EPO seeking the revocation of EP’949 and EP’565. BioNTech and Pfizer have filed petitions for inter partes review before the Patent Trial and Appeal Board in the United States with respect to U.S. Patent Nos.
10,702,600 and 10,933,127. Arbutus Biopharma Corp., or Arbutus, and Genevant Sciences GmbH, or Genevant,
have brought litigation against us and Pfizer in the United States regarding U.S. Patent Nos. 9,504,651,
8,492,359, 11,141,378, 11,298,320, and 11,318,098. Promosome LLC, or Promosome, has initiated litigation against us and Pfizer in the Unified Patent Court (Munich Division) regarding one European patent, EP 2 401
365. GlaxoSmithKline Biologicals SA and GlaxoSmithKline LLC, or collectively, GSK, have brought litigation against us and Pfizer in the United States regarding U.S. Patent Nos. 11,638,693, 11,638,694, 11,666,534,
11,766,401, 11,786,467, 11,759,422, 11,655,475, and 11,851,660, and in the High Court of Ireland, as well as the
United Patent Court, regarding European Patent Nos. 2,590,626, 4,066,856, and 4,226,941. BioNTech and
Pfizer also initiated proceedings seeking the revocation of EP’626, EP’856, and EP’941 in the Business and
Property Courts of England and Wales and have filed opposition proceedings in the EPO seeking the revocation of EP’856 and EP’941. Bayer CropScience LLC, or Bayer, Monsanto Company, and Monsanto Technology, LLC,
or Monsanto, have initiated litigation against us and Pfizer in the United States District Court for the District of
Delaware regarding one U.S. Patent No. 7,741,118. We cannot guarantee that we will not become subject to additional COVID-19 vaccine patent infringement lawsuits in the future. In addition, should Pfizer not prevail in any of the ongoing COVID-19 vaccine patent infringement lawsuits to which it is a party, Pfizer may seek to require us to indemnify Pfizer for losses suffered therefrom as well as any losses from future COVID-19 vaccine patent infringement lawsuits in which it does not prevail. We believe we have strong defenses against each of these claims and intend to vigorously defend ourselves in each proceeding, but we can make no assurances regarding the ultimate outcome of any of these matters. Additionally, as we continually evaluate these various proceedings, we may from time to time make strategic decisions to settle or otherwise resolve certain proceedings despite our continued belief in the strengths of our defenses.
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

Annual Report on Form 20-F for the year ended December 31, 2025

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

Annual Report on Form 20-F for the year ended December 31, 2025

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
results of operations and prospects.

Annual Report on Form 20-F for the year ended December 31, 2025

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

Annual Report on Form 20-F for the year ended December 31, 2025

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
prospects.
Moreover, we may disagree from time to time with licensors or collaborators regarding, among other things, the interpretation of each party’s obligations or the amounts payable under our agreements. For example, we were in discussions with the University of Pennsylvania, or UPenn, and the National Institutes of Health, or the NIH,
concerning royalties and other related amounts allegedly owed on sales of our COVID-19 vaccine since commercialization. UPenn subsequently filed suit against us in the U.S. District Court for the Eastern District of
Pennsylvania in connection with this dispute. On December 20, 2024, we entered into a Settlement Agreement with the NIH pursuant to which we agreed, among other things, to pay $791.5 million to the NIH. On March 27,
2025, we entered into a Settlement Agreement with UPenn pursuant to which we agreed, among other things, to pay up to $467.0 million to UPenn, consisting of $400.0 million as royalties for calendar years 2020-2023, up to
$15.0 million in funding for a three-year extension of the research term of our and UPenn’s vaccine alliance, and
$52.0 million as a contribution to a research and development investment fund to be jointly managed by us and
UPenn. For more information regarding our settlements with the NIH and UPenn, see Note 12.2 of our consolidated financial statements included elsewhere in this Annual Report.
If we are found to have failed to satisfy obligations or materially breached any of our agreements, such as licenses to third-party intellectual or any disagreements between us and our licensors, a licensor could potentially have the right or reason to terminate the license or to exercise the option of a non-exclusive license, which would allow our competitors to have access to the same intellectual property and technology licensed to
us. Our existing license agreements impose, and we expect that future license agreements will impose, various diligence, milestone and royalty payment, exclusivity and other obligations on us. If we fail to comply with our obligations under these agreements, including royalty payments, or we are subject to a bankruptcy, the licensor may have the right to terminate the license agreement, in which event we would not be able to develop, market and commercialize product(s) or product candidates covered by the license agreement. In spite of our best efforts and even if we disagree, our licensors might still conclude that we have materially breached our license agreements and might therefore terminate the license agreements, thereby removing our ability to develop, test and commercialize the product(s) or product candidates covered by these license agreements. In the event that any of our license agreements were to be terminated by the licensor, we may need to negotiate new or reinstated agreements, which may not be available to us on equally favorable terms, or at all. If these license agreements are rightfully terminated, or if the underlying patents or other intellectual property fail to provide the intended exclusivity, competitors would have the freedom to seek regulatory approval of, and to market and commercialize, products similar or identical to ours, and our licensors may be able to seek additional judicial remedies. In addition, we may seek to obtain additional licenses from our licensors and, in connection with obtaining such licenses, we may agree to amend our existing license agreements in a manner that may be more favorable to the licensors, including by agreeing to terms that could enable third parties (potentially including our competitors) to receive licenses to a portion of the intellectual property that is subject to our existing licenses.
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

Annual Report on Form 20-F for the year ended December 31, 2025

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

Annual Report on Form 20-F for the year ended December 31, 2025

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

Annual Report on Form 20-F for the year ended December 31, 2025

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

Annual Report on Form 20-F for the year ended December 31, 2025

Third parties, including our competitors to non-practicing entities or patent assertion entities, may assert that we are employing their intellectual property and other proprietary technology without authorization. There may be third-party patents or patent applications with claims to materials, formulations, testing, methods of manufacture or methods for treatment related to the use, development, testing, manufacture or commercialization of our
COVID-19 vaccine or product candidates. For example, BioNTech SE and certain of our wholly owned subsidiaries are defendants in litigations initiated by CureVac, Moderna, Arbutus, Genevant, GSK, and
Promosome regarding Comirnaty. See “Legal Proceedings” in this Annual Report. As patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that our product(s) and/or product candidates may infringe. In addition, third parties may obtain patents in the future and claim that our technologies infringe upon these patents. If any third-party patents were held by a court of competent jurisdiction to cover the testing or manufacturing processes of any of our product(s) and/or product candidates, any molecules formed during the testing and manufacturing processes or any final product itself, the holders of any such patents may obtain injunctive or other equitable relief, which could effectively block our ability to develop, test and commercialize such product and/or product candidate unless we obtained a license under the applicable patents, or until such patents expire. Similarly, if any third-party patents were held by a court of competent jurisdiction to cover aspects of our formulations, processes for testing or manufacture or methods of use, including combination therapy, the holders of any such patents may be able to block our ability to develop, test and commercialize the applicable product and/or product candidate unless we obtained a license or until such patent expires. In either case, such a license may not be available on commercially reasonable terms, or at all, or may be non-exclusive.
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

Annual Report on Form 20-F for the year ended December 31, 2025

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

Annual Report on Form 20-F for the year ended December 31, 2025

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
We may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret or know-how is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets and know-how. In addition, we cannot be certain that our proprietary technical information and related confidential documents that we have shared with our collaborators and/or have submitted to governmental agencies, including regulatory agencies, for evaluation and supervision of pharmaceutical products will be kept confidential. For example, certain documents relating to our COVID-19 vaccine were unlawfully accessed after a cyberattack on the EMA in December 2020. If any of our trade secrets or know-how were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. If we are unable to prevent unauthorized material disclosure of our intellectual property to third parties, we may not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, operating results, financial condition and prospects.

Annual Report on Form 20-F for the year ended December 31, 2025

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

Annual Report on Form 20-F for the year ended December 31, 2025

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

Annual Report on Form 20-F for the year ended December 31, 2025

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
–others may be able to make COVID-19 vaccines or therapies, and/or individualized cancer immunotherapies that are similar to our COVID-19 vaccine and/or any product candidates we may develop and commercialize or utilize similar technologies that are not covered by the claims of the patents that we now or may in the future own or have exclusively in-licensed;
–we, our co-owners or our licensors or future collaborators might not have been the first to make the inventions covered by the issued patents or pending patent applications that we own or have exclusively in-licensed;
–we, our co-owners or our licensors or future collaborators might not have been the first to file patent applications covering certain of our or their inventions;
–others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our owned or in-licensed intellectual property rights;
–it is possible that our pending patent applications or those that we may own or in-license in the future will not lead to issued patents;
–claims of issued patents that we own or have exclusively in-licensed may be held invalid or unenforceable, including as a result of legal challenges by our competitors;

Annual Report on Form 20-F for the year ended December 31, 2025

–our competitors might conduct research, development, testing or commercialization activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;
–we may not develop additional proprietary technologies that are patentable;
–the patents of others may have an adverse effect on our business; and
–we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.
Should any of these events occur, they could have a material adverse effect on our business, financial condition, results of operations and prospects.
Risks Related to Government Regulation
We may not be able to develop or obtain approval for companion diagnostics required for commercialization of some of our product candidates.
Administration of some of our product candidates may require the use of immuno-assays and bioinformatic tools in which patients are screened for optimal target antigens of our product candidates. If safe and effective use of a biologic product depends on an in vitro diagnostic, then the FDA generally requires approval or clearance of the diagnostic, known as a companion diagnostic, concurrently with approval of the therapeutic product. To date, the FDA has generally required in vitro companion diagnostics intended to select the patients who will respond to cancer treatment to obtain a pre-market approval, or PMA, for that diagnostic, which can take up to several years, simultaneously with approval of the biologic product. Similarly, in the European Union, an in vitro companion diagnostic may be placed on the market only if it conforms to certain “essential requirements” and bears the Conformité Européene Mark, or CE Mark. The conformity assessment process to obtain the CE Mark can be lengthy and we may fail to demonstrate such conformity. Further, the applicable regulatory framework for in vitro diagnostics in the EU changed in May 2022 when a new EU regulation with stricter regulatory requirements for in vitro diagnostics became applicable. Under the regulation, all new in vitro companion diagnostics must undergo conformity assessment by a notified body prior to obtaining their CE Mark.
For our individualized immunotherapy candidates, the FDA and comparable regulatory authorities outside of the
United States may require the development and regulatory approval of a companion diagnostic assay as a condition to approval. The FDA may require original or supplemental PMA approvals for use of that same companion diagnostic as a condition of approval of additional individualized therapeutic candidates. We do not have experience or capabilities in developing or commercializing companion diagnostics and plan to rely in large part on third parties to perform these functions. Companion diagnostic assays are subject to regulation by the
FDA and other comparable regulatory authorities in other jurisdictions as medical devices and require separate regulatory approval prior to the use of such diagnostic assays with our individualized therapeutic candidates. If we, or any third parties that we engage to assist us, are unable to successfully develop companion diagnostic assays for use with our individualized therapeutic candidates, or are unable to obtain regulatory approval or experience delays in either development or obtaining regulatory approval, we may be unable to identify patients with the specific profile targeted by our product candidates for enrollment in our clinical trials. Accordingly, further investment may be required to further develop or obtain the required regulatory approval for the relevant companion diagnostic assay, which would delay or substantially impact our ability to conduct additional clinical trials or obtain regulatory approval.
Because we are developing some of our product candidates for the treatment of diseases in which there is little clinical experience and, in some cases, using new endpoints or methodologies, the FDA, the EMA or other regulatory authorities may not consider the endpoints of our clinical trials to provide clinically meaningful results.

Annual Report on Form 20-F for the year ended December 31, 2025

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
–the FDA, the EMA or comparable regulatory authorities may disagree with the design or implementation of our clinical trials;
–we may be unable to demonstrate to the satisfaction of the FDA, the EMA or comparable regulatory authorities that our product candidates are safe and effective for any of their proposed indications;
–the results of clinical trials may not meet the level of statistical significance required by the FDA, the EMA or comparable regulatory authorities for approval, including due to the heterogeneity of patient populations;
–we may be unable to demonstrate that our product candidates’ clinical and other benefits outweigh their safety risks;
–the FDA, the EMA or comparable regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

Annual Report on Form 20-F for the year ended December 31, 2025

–the data collected from clinical trials of our product candidates may not be sufficient to the satisfaction of the
FDA, the EMA or comparable regulatory authorities to support the submission of a BLA or other comparable submissions or to obtain regulatory approval in the United States or elsewhere;
–the FDA, the EMA or comparable regulatory authorities will inspect our manufacturing facilities and may not approve our facilities or our manufacturing processes and controls;
–the approval policies or regulations of the FDA, the EMA or comparable regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval; and
–appointees of the presidential administration in the United States may seek to change regulatory requirements for the approval of products or the approach to the review of product applications.
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

Annual Report on Form 20-F for the year ended December 31, 2025

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
Although priority review shortens the goal date by which FDA intends to decide on an application, it does not guarantee any particular action by FDA, or even FDA action by that date.
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
We may also seek Fast Track Designation in the United States for some of our product candidates. If a therapy is intended for the treatment of a serious or life-threatening condition and the therapy demonstrates the potential to address significant unmet medical needs for this condition, the drug sponsor may apply for Fast Track
Designation. The FDA has broad discretion whether to grant this designation, and even if we believe a particular product candidate is eligible for this designation, we cannot be sure that the FDA would decide to grant it. Even if we do receive Fast Track Designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may withdraw Fast Track Designation if it believes that the designation is no longer supported by data from our clinical development program. Fast Track Designation alone does not guarantee qualification for the FDA’s priority review procedures.
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

Annual Report on Form 20-F for the year ended December 31, 2025

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

Annual Report on Form 20-F for the year ended December 31, 2025

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
Certain jurisdictions may have submission requirements for drug clinical trial and marketing applications that require us or our partners to submit substantial detailed materials related to non-clinical and clinical development and manufacturing and quality control to drug regulators or testing laboratories. This can include confidential standard operating procedures or executed batch records for the production of biological products or other records or documents that set forth detailed information about the manufacturing process and the manufacturing site. If these materials are disclosed in an unauthorized manner, lost, or otherwise diverted to third parties or competitors during the application preparation process, this could negatively affect our ability to protect our intellectual property.
Our partners in different countries are subject to local regulatory requirements and standards on the manufacturing and distribution of drugs and the implementation of clinical and non-clinical research. These include but are not limited to good manufacturing, distribution, laboratory, clinical practice, and pharmacovigilance rules. If these companies do not comply with applicable standards, they could become the subjects of inspections, investigations and enforcement, including orders to cease the activities pending remediation that is acceptable to the government. Such an order or other similar enforcement could interfere with our clinical development and marketing activities both in that jurisdiction and others, if it impacts supply or the quality and transfer of data.
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

Annual Report on Form 20-F for the year ended December 31, 2025

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

Annual Report on Form 20-F for the year ended December 31, 2025

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
Our COVID-19 vaccine and any other product candidates for which we receive approval or emergency use authorization are subject to continuing regulatory oversight, including the review of additional safety information, and the applicable regulatory authority may still impose significant restrictions on the indicated uses or marketing of our product or impose ongoing requirements for potentially costly post-approval studies or post-market surveillance. For example, the holder of an approved BLA is obligated to monitor and report adverse events and any failure of a product to meet the specifications in the BLA. The holder of an approved BLA must also submit new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labeling or manufacturing process. Similar requirements apply to holders of (conditional) approvals in other countries. Advertising and promotional materials must comply with FDA rules and are subject to FDA review, in addition to other potentially applicable federal and state laws. In other countries outside of the United States, advertising and promotional material may be subject to similar or more onerous rules. For example, direct-to-
consumer advertising of prescription medicinal products is prohibited in many jurisdictions outside of the United
States, including the European Union.
If we fail to comply with applicable regulatory requirements following approval of any of our product candidates, a regulatory agency may:
–issue adverse public statements about our business or products;
–issue a warning letter asserting that we are in violation of the law;
–seek an injunction or impose civil or criminal penalties or monetary fines;
–suspend or withdraw regulatory approval or revoke a license;
–suspend any ongoing clinical studies;
–refuse to approve a pending BLA (or comparable approval) or supplements to a BLA (or comparable approval)
submitted by us;
–seize product; or
–refuse to allow us to enter into supply contracts, including government contracts.

Annual Report on Form 20-F for the year ended December 31, 2025

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
–regulatory authorities may suspend or withdraw approvals or revoke licenses of such product;
–regulatory authorities may require additional warnings on the label;
–regulatory authorities may make unfavorable statements about the safety of our products;
–we may be required to change the way a product is administered or conduct additional clinical trials;
–we could be sued and held liable for harm caused to patients and their children; and
–our reputation may suffer.
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

Annual Report on Form 20-F for the year ended December 31, 2025

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
Governmental investigations and inquiries with respect to our COVID-19 vaccine and any other product candidates for which we receive approval or emergency use authorization may adversely affect our business, financial condition and results of operations.
In April 2025, we, along with several other pharmaceutical companies, received a letter from the Chairman of the
Permanent Subcommittee on Investigations of the U.S. Senate Homeland Security and Governmental Affairs
Committee, or the Subcommittee, that requested certain information and documents relating to the respective
COVID-19 vaccines we developed (in our case, Comirnaty). This and other governmental investigations or inquiries in which we may become involved may result in additional claims and lawsuits being brought against us by governmental agencies or private parties. It is not possible at this time to predict either the outcome or the potential financial impact of the congressional investigation mentioned above or any further investigations or inquiries of us that may result from such investigation. It is also not possible at this time to predict the additional expenses related to such investigation, which may be significant. The initiation of any additional investigation relating to us, the costs and expenses associated therewith, or any assertion, claim or finding of wrongdoing by us, could:
–adversely affect our business, financial condition and results of operations;
–result in reputational harm and reduced market acceptance and demand for our products;
–harm our ability and our commercial partners’ ability to market our products;
–harm our ability to develop our product candidates;
–cause us to incur significant liabilities, costs and expenses; and
–cause our senior management to be distracted from execution of our business strategy.
Furthermore, the pending congressional investigation could negatively affect our ability to raise capital and impair our ability to engage in strategic transactions.
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

Annual Report on Form 20-F for the year ended December 31, 2025

–The U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, in return for the purchase, recommendation, leasing or furnishing of an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand, and prescribers, purchasers, and formulary managers on the other. The ACA amends the intent requirement of the federal Anti-Kickback Statute to provide that a person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it;
–The U.S. federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, false or fraudulent claims for payment or approval from Medicare, Medicaid or other government payors. The ACA provides, and recent government cases against pharmaceutical and medical device manufacturers support, the view that federal Anti-Kickback Statute violations and certain marketing practices, including off-label promotion, may implicate the False Claims Act;
–The U.S. federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit a person from knowingly and willfully executing a scheme or making false or fraudulent statements to defraud any healthcare benefit program, regardless of the payor (e.g., public or private);
–HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and their implementing regulations, which imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information without appropriate authorization by entities subject to the rule, such as health plans, health care clearinghouses and health care providers;
–The U.S. Federal Food, Drug, and Cosmetic Act, which prohibits, among other things, the adulteration or misbranding of drugs, biologics and medical devices;
–The U.S. Public Health Service Act, which prohibits, among other things, the introduction into interstate commerce of a biological product unless a biologics license is in effect for that product;
–Federal transparency laws, including the federal Physician Payment Sunshine Act, which require disclosure of payments and other transfers of value provided to physicians and teaching hospitals, and ownership and investment interests held by physicians and other healthcare providers and their immediate family members and applicable group purchasing organizations;
–U.S. state law equivalents of each of the above federal laws, state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures, and state laws governing the privacy and security of health information in certain circumstances which are also applicable to us, and many of them differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts in certain circumstances;
–The U.S. Foreign Corrupt Practices Act of 1977, as amended, which prohibits, among other things, U.S.
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

Annual Report on Form 20-F for the year ended December 31, 2025

–Similar statutes, healthcare laws and regulations in the European Union and other jurisdictions, including reporting requirements detailing interactions with and payments to healthcare providers.
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

Annual Report on Form 20-F for the year ended December 31, 2025

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
prospects.
Other jurisdictions outside the European Union are similarly introducing or enhancing privacy and data security laws, rules and regulations, which could increase our compliance costs and the risks associated with non-
compliance. In particular, in China, where some of our clinical data are originated, the cybersecurity, data privacy, data protection, or other data-related laws and regulations, including the Personal Information Protection
Law, Regulations on Network Data Security Management, Provisions on Promoting and Regulating Cross-
Border Data Flows, and Human Genetic Resources Regulation (which regulates the collection and transfer human biospecimens and genetic data derived from them in clinical research to foreign or foreign controlled parties), may require approvals or filings prior to transferring those data to foreign-owned or controlled entities in
China or overseas, and these regimes are continually evolving, meaning their interpretation and enforcement may be uncertain. These rules establish mechanisms such as governmental security assessment, certification, and standard contractual clauses for certain cross‑border data transfers. Depending on the nature and volume of data processed in China, we or our partners may be required to complete one or more of these transfer mechanisms as a condition to exporting relevant data. Compliance with these requirements could affect our operations, including data flows necessary for clinical development, manufacturing, or other activities conducted in China. The scope and practical application of these rules continue to develop, and there is uncertainty regarding how regulators will apply them in specific circumstances. In the United States, we may be subject to restrictions and requirements under the Department of Justice’s Final Rule issued on December 27, 2024 implementing the Executive Order on Preventing Access to Americans’ Bulk Sensitive Personal Data and United
States Government-Related Data by Countries of Concern, signed on February 28, 2024. Practices regarding the collection, use, storage, transmission and security of personal information by companies have also been subject to increasing regulatory focus. As such, we cannot assure you that we will be compliant with such new

Annual Report on Form 20-F for the year ended December 31, 2025 regulations in all respects, and we may be ordered to rectify and terminate any actions that are deemed illegal by the government authorities and become subject to fines and other government sanctions, which may materially and adversely affect our business, financial condition, and results of operations. In addition, the uncertainties regarding further interpretation and implementation of these laws and regulations may adversely affect the secure storage of documented work as well as the cross-border transfer of important data and personal information originated from our clinical trial activities, which are critical to the development of our pipelines.
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

Annual Report on Form 20-F for the year ended December 31, 2025

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
Biopharmaceutical companies such as BioNTech SE that are developing potential therapeutics and vaccines to combat COVID-19, as well as conducting mRNA-based research in oncology and infectious disease more generally, have experienced significant volatility in the price of their securities upon publication of preclinical and clinical data as well as news about their development programs and commercialization activities. For example, during 2025, the closing sales price of the ADSs representing our ordinary shares on the Nasdaq Global Select
Market ranged from $86.65 to $126.88. In addition, volatility in the overall market and in the market price of a particular company’s securities can result in securities litigation, including shareholder class action lawsuits. Any securities litigation can result in substantial costs and a diversion of our management’s attention and resources.
Acquisitions, joint ventures and collaborations may increase our capital requirements, dilute our shareholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks. We may not realize the benefits of these acquisitions, joint ventures or collaborations.

Annual Report on Form 20-F for the year ended December 31, 2025

We may evaluate various acquisitions and collaborations, including licensing or acquiring complementary products, intellectual property rights, technologies or businesses. Any potential acquisition, joint venture or collaboration may entail numerous risks, including:
–increased operating expenses and cash requirements;
–the assumption of additional indebtedness or contingent liabilities;
–assimilation of operations, intellectual property and products of an acquired company, including difficulties associated with integrating new personnel;
–the diversion of our management’s attention from our existing product programs and initiatives in pursuing such a strategic merger or acquisition;
–retention of key employees, the loss of key personnel, and uncertainties in our ability to maintain key business relationships;
–risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or product candidates and regulatory approvals, their quality control, quality assurance, internal controls, legal and compliance procedures; and
–our inability to generate revenue from acquired technology or products sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.
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
Although the Biotheus acquisition expands our operations in China, our expectations regarding the creation of long-term value for shareholders and potential future commercialization in oncology may not be realized. In
December 2025, we acquired CureVac N.V., a biotechnology company focused on the development of mRNA therapeutics, through a public exchange offer. While we believe the acquisition has the potential to enhance our capabilities in mRNA research, development, manufacturing and commercialization, there can be no assurance that we will realize the anticipated benefits from the transaction. There is no guarantee that we will realize any anticipated benefits of these or future acquisitions, or that the diversification of our business through acquired technology or products will be successful.
Moreover, we may not be able to locate suitable acquisition or collaboration opportunities and this inability could impair our ability to grow or obtain access to technology or products that may be important to the development of our business.
Following the acquisition of CureVac, we may be required to repay monies received under the Advance
Purchase Agreement with the European Commission for its first-generation COVID-19 vaccine candidate.

Annual Report on Form 20-F for the year ended December 31, 2025

On November 30, 2020, prior to our acquisition of CureVac, CureVac AG entered into an Advance Purchase
Agreement, which we refer to as the APA, with the EU Commission, acting on behalf of all Member States of the
European Union, for the supply of up to 405 million doses of its first-generation COVID-19 vaccine candidate, which we refer to as CVnCoV. Under the APA, CureVac AG received an upfront payment of €450 million for development and commercial supply activities of CVnCoV. In October 2021, CureVac AG notified the EU
Commission of the withdrawal of its regulatory approval application for CVnCoV, which notification automatically terminated the APA. According to the APA, in such case of termination, CureVac AG would be required to return any unspent amount of the upfront payment. In the context of the APA, “spent” means either costs incurred, or commitments made in connection with the purposes set forth in the APA.
On July 24, 2024, the EU Commission informed CureVac SE that it had engaged Deloitte, S.L., which we refer to as Deloitte, to conduct an audit of CureVac SE’s compliance with the APA. On September 17, 2025, the EU
Commission provided CureVac SE with Deloitte’s draft audit report, which included preliminary findings alleging missing documentation, absence of project cost allocation, cost traceability and reconciliations, as well as inconsistencies between information submitted during the audit and financial information previously provided to the EU Commission. CureVac SE is cooperating fully with the EU Commission and Deloitte and submitted a detailed response and objections on October 17, 2025. The EU Commission subsequently issued its final audit report.
CureVac SE contested the findings in Deloitte’s draft audit report and believes it can refute the issues raised.
However, it remains uncertain to what extent Deloitte and the EU Commission will accept CureVac SE’s position.
It is also unclear whether the EU Commission will rely on Deloitte’s final audit report to seek recovery of any portion or all of the €450 million upfront payment. As the successor to CureVac following the acquisition, we cannot exclude the possibility of being required to repay a portion or all of the €450 million upfront payment.
Should we be unsuccessful in contesting any such repayment claims, or the payment of related fines, this could materially affect our financial position, cash flows, and results of operations.
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

Annual Report on Form 20-F for the year ended December 31, 2025

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
Our executive officers, directors, five percent shareholders, and their affiliates beneficially own a majority of our ordinary shares (including ordinary shares represented by ADSs) as of December 31, 2025, and will have the ability to influence us through their ownership positions. For example, these shareholders, acting together, may be able to exert significant influence over matters such as elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares that shareholders may believe are in their best interest. Such insiders may also act in concert to waive rights to participate in rights offerings, as was done in our summer 2020 rights offering, which would have the effect of permitting the ADSs or shares underlying such waived rights to be offered to the public in an underwritten offering without contravening
German law pricing requirements.
The large number of shares eligible for sale or subject to rights requiring us to register them for sale could cause the market price of the ADSs to drop significantly, even if our business is performing well.

Annual Report on Form 20-F for the year ended December 31, 2025

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
Whether we are a PFIC for any taxable year will depend on the composition of our income and the composition and value of our assets from time to time. Each U.S. Holder is strongly urged to consult their tax advisor regarding these issues and any available elections to mitigate such tax consequences.
The acquisition of a substantial interest in the Company by non-EU/non-EFTA investors requires government approval, which may restrict certain investments and limit demand for the BioNTech ADSs.
As the Company is considered an operator of “critical infrastructure” within the meaning of the Ordinance on the
Designation of Critical Infrastructure pursuant to the BSI Act (Verordnung zur Bestimmung Kritischer
Infrastrukturen nach dem BSI-Gesetz), it falls within the scope of the cross-sector review of the German foreign investment screening regime under the German Foreign Trade and Payments Ordinance
(Außenwirtschaftsverordnung). As a result, non-EU/non-EFTA investors intending to acquire, directly or indirectly, at least 10% of the voting rights in the Company or who already hold voting rights in the Company and will

Annual Report on Form 20-F for the year ended December 31, 2025 acquire further voting rights reaching or exceeding 20%, 25%, 40%, 50% or 75% of the voting rights in the
Company must notify the planned acquisition to the German Federal Ministry for Economic Affairs and Energy
(Bundesministerium für Wirtschaft und Energie, or the BMWE). The BMWE will then assess whether the acquisition likely adversely affects the public order or security of Germany or other EU member states or projects or programs of Union interest within the meaning of Article 8 of Regulation (EU) 2019/452 of the European
Parliament and of the Council of 19 March 2019 establishing a framework for the screening of foreign direct investments into the Union. Clearance by the BMWE qualifies as a closing condition for all over-the-counter transactions. If the acquisition has been made via the stock exchange, the acquirer is prohibited from exercising its voting rights until the transaction has been cleared or is deemed cleared. If the BMWE identifies likely adverse effects, the acquisition of voting rights in the Company could be restricted or prohibited or, if the acquisition has been made via the stock exchange, the BMWE may order a sell-down of the voting rights in the
Company acquired via the stock exchange or a transfer to a trustee within a certain period of time and/or prohibit the exercise of voting rights until such time as the acquisition is finally reversed.
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
Our principal executive offices are located at An der Goldgrube 12, D-55131 Mainz, Germany. Our telephone number is +49 6131-9084-0. Our website address is www.biontech.com. The information contained on, or that can be accessed through, our website is not part of this document. Our agent for service of process solely for the purpose of notices and communications from the SEC in the United States is c/o BioNTech US Inc., 40 Erie
Street, Suite 110, Cambridge, Massachusetts 02139, +1 (617) 337-4701. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.
For information on our principal capital expenditures and divestitures, see Item 5 of this Annual Report.
B. Business Overview
I. Overview
We are a global next-generation immunotherapy company aiming to pioneer novel medicines against cancer, infectious diseases and other serious diseases. Since our founding in 2008, we have focused on harnessing the power of the immune system to address human diseases with unmet medical needs and major global health burdens. Our fully integrated model combines decades of research in immunology with a multi-technology innovation engine, GMP manufacturing, translational drug discovery, clinical development, commercial capabilities, computational medicine, data science and artificial intelligence, or AI, and machine learning, or ML, capabilities to discover, develop and commercialize our marketed product and product candidates.

Annual Report on Form 20-F for the year ended December 31, 2025

We have built a broad toolkit across multiple technology platforms, including a diverse range of potentially first-
in-class therapeutic approaches. This includes investigational messenger ribonucleic acid, or mRNA immunotherapies and protein-based therapeutics (including targeted antibodies such as monoclonal, bispecific and antibody-drug conjugates, or ADCs).
Our multi-technology combination of platforms and product candidates aims to position us as pioneers in the field of individualized, patient-centric therapeutic approaches in oncology and infectious diseases. We believe that by combining complementary treatment modalities, we can leverage the potential of each technology to provide precise and personalized treatments to patients. Such treatments, if approved, could both increase the likelihood of therapeutic success and reduce the risk of therapeutic resistance.
Our primary focus is oncology, where we endeavor to address the full continuum of cancer from early to late disease stages. The root causes of cancer treatment failure are cancer heterogeneity and interindividual variability. Driven by random sequential mutations, every patient’s cancer is different and within one patient’s tumor, every cell is different. Addressing these two challenges is the core of our strategy. To augment anti-tumor activity and to counteract resistance mechanisms, we seek to combine compounds with non-overlapping, potentially synergistic mechanisms of action.
In infectious diseases, our goal is to develop vaccines and therapeutics caused by respiratory viruses, latent viruses, bacteria and parasites. We believe our scientific approach and our mRNA technology have the potential to significantly contribute to the fight against global health threats caused by infectious diseases. We have pursued both strategic partnerships and corporate collaborations to partially fund our infectious disease global health programs and aim to continue to do so. Our infectious disease programs aim to contribute to equitable access to innovative vaccines for high medical need indications.
Our approach has generated a robust and diversified product candidate pipeline across a range of technologies in oncology and infectious disease, and has led to the approval of our first marketed pharmaceutical product,
Comirnaty. Innovation is at the core of our company, and we see potential for our technologies to expand beyond oncology and infectious diseases.
II. Execution of BioNTech’s Strategy
In 2025, we made important progress across key strategic areas of the company to strengthen our technology platforms, capabilities and infrastructure, through strategic investments, acquisitions and partnerships impacting patients, shareholders and other stakeholders.
1. Advanced Oncology Pipeline
We continued to develop our innovative oncology pipeline. In 2025, we started multiple clinical trials and brought several assets into mid- and late-stage development, namely Phase 2 and Phase 3 clinical trials, across a range of technologies and indications. Today, our pipeline consists of 16 clinical programs in oncology, with more than
25 Phase 2 and Phase 3 clinical trials and 10 novel combination trials ongoing with our investigational bispecific antibody pumitamig. In 2025, we and our partners reported data across our portfolio at multiple medical meetings and published manuscripts in peer reviewed journals.
2. COVID-19 Vaccine Market Leadership
We continued to build our COVID-19 vaccine franchise and maintained market leadership in multiple key geographies. In 2025, we and Pfizer successfully launched our SARS-CoV-2 variant-adapted vaccine for the
2025/2026 vaccination season in 69 markets globally. We maintained our leadership position in the global
COVID-19 vaccine market, achieving a market share of over 50% during the fall 2025 vaccination season.
3. Strategic Transactions and Partnerships

Annual Report on Form 20-F for the year ended December 31, 2025

In February 2025, we announced the completion of our acquisition of Biotheus. With the acquisition, we obtained full global rights to the late-stage clinical asset pumitamig. In June 2025, we entered into a global co-
development and co-commercialization agreement with Bristol Myers Squibb Company, or Bristol Myers Squibb, to jointly develop, manufacture and commercialize pumitamig across numerous solid tumor types. The collaboration leverages both partners’ expertise, resources and global footprint to accelerate pumitamig’s path towards potential regulatory approvals and market launches
In December 2025, we announced our acquisition of CureVac N.V., or CureVac. The strategic transaction complements BioNTech’s capabilities and proprietary technologies in mRNA design and delivery formulations.
4. Maintained Strong Financial Position
In 2025, we maintained a strong balance sheet through disciplined financial performance, ending the year with approximately €17.2 billion in total cash, cash equivalents and security investments. With a strong financial position, leading COVID-19 vaccine franchise and innovative oncology and infectious disease pipeline, we believe we are well positioned to continue executing our vision of pioneering novel medicines against cancer, infectious diseases and other serious diseases.
On March 10, 2026, we announced plans for an independent company to be established and led by BioNTech co-founders Prof. Ugur Sahin, M.D., and Prof. Özlem Türeci, M.D. The new company with distinct resources, operations and funding options, will advance next-generation mRNA innovations. We plan to contribute related rights and mRNA technologies to the new company to enable and support the prioritized development of next-
generation mRNA innovations with disruptive potential. With both companies focusing on their respective strategic priorities, we expect to maximize value for patients and shareholders alike. Our CEO and CMO will transition into the management of their new company by the end of 2026 after their current service agreements end. Our Supervisory Board has initiated an executive search to identify successors for the positions to ensure a smooth transition and seamless execution of our strategy.
III. Company Evolution
We are committed to translating science into survival for patients by advancing BioNTech’s strategy and executing it to become a global immunotherapy powerhouse with multiple approved products and revenue streams.
As part of this continued approach, we have built a unique pipeline that includes technologies and candidates with disruptive potential. In oncology, we focus on potentially synergistic therapeutic approaches, including innovative immunomodulators, targeted therapies, and mRNA cancer immunotherapies. We plan to continue to significantly invest in their broad clinical evaluation across multiple cancer indications with significant (unmet)
medical needs, as well as their commercialization in key markets. We aim to further enhance the therapeutic profile of our investigational therapies through the evaluation of novel-novel combinations, including our differentiated portfolio targeted therapy candidates such as ADCs.
As we continue to invest in executing our vision, we remain committed to cost-effective value generation. We actively manage our whole pipeline and assess all sites across BioNTech, including newly acquired assets, according to key criteria: strategic alignment, operational efficiency, and sustainable value creation. For 2026, we consequently plan to continue to significantly invest in essential areas while optimizing capacities in others.
The consolidation and adjustment of capacities announced in 2025 are ongoing and are expected to span through 2027. We currently expect that this will involve consolidating and adjusting capacities within our manufacturing network. We will continue to drive progress with a focus on our highest potential opportunities and we believe we are well-positioned to continue advancing our strategic vision. We look forward to another year of meaningful progress building on our achievements in 2025.

Annual Report on Form 20-F for the year ended December 31, 2025

IV. Marketed Products: Comirnaty, our COVID-19 Vaccine Program (BNT162)
COVID-19 vaccination has played an important role in saving lives and livelihoods across the world. Our commercial product, developed in 2020, Comirnaty, was the first-ever approved mRNA-based product, and, to our knowledge, remains the fastest ever developed prophylactic vaccine from viral sampling to approval. As of
March 2026, our COVID-19 vaccine products have been authorized or approved for emergency or temporary use or granted marketing authorization in more than 180 countries and regions worldwide. Our efforts have resulted in over 5 billion doses shipped globally.
Under our collaboration with Pfizer, we are the Marketing Authorization Holder in the United States, the
European Union, or EU, the UK, Canada and other countries. Additionally, we are the holder of emergency use authorizations or equivalents in the United States (jointly with Pfizer) and other countries for the COVID-19 vaccine program. Pfizer has marketing and distribution rights worldwide apart from Greater China, Germany, and
Türkiye. We have the marketing and distribution rights to Comirnaty in Germany and Türkiye.
Under our collaboration with Fosun Pharmaceutical Industrial Development, Co., Ltd, or Fosun Pharma, Fosun
Pharma has marketing and distribution rights in Mainland China, Hong Kong Special Administrative Region, or
SAR, Macau SAR and Taiwan region.
1. Commercial, Manufacturing and Distribution Updates
We expect that as SARS-CoV-2 continues to evolve, and the risk of severe COVID-19 disease and deaths persists, there will be continued demand for primary and seasonal vaccinations, especially for at-risk and immunocompromised populations. Studies have demonstrated that natural immunity acquired by SARS-CoV-2 infection is variable across individuals and wanes over time due to viral escape mutations and decreasing antibody titers. The risk of severe COVID-19 disease remains high in vulnerable populations. Vaccination not only reduces the risk of severe COVID-19 but may also mitigate the risk of health impairments related to
COVID-19. Given this, and our current understanding of COVID-19’s burden on healthcare systems during the fall and winter season, along with its observed peaks at other times of the year, we anticipate the need for annual adapted vaccines to be a long-term component of COVID-19 vaccination practices.
In 2025, we and Pfizer continued our global COVID-19 vaccine leadership with the commercial launch of our
SARS-CoV-2 variant-adapted vaccine for the 2025/2026 vaccination season. Since the declaration of the pandemic, we have developed and commercialized multiple COVID-19 vaccine products, including our most recently developed COVID-19 vaccine targeting the LP.8.1 strain. Each is referred to as Comirnaty.
In 2025, we continued transitioning from an advanced purchase agreement framework to commercial market ordering in some geographies.
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
2. Clinical Development and Regulatory Updates

Annual Report on Form 20-F for the year ended December 31, 2025

While JN.1 and KP.2 variant-adapted vaccines provided some protection against a range of outcomes from JN.1-
lineage related COVID-19 disease, evidence suggests that vaccines better matched to currently circulating
SARS-CoV-2 sublineages may provide improved protection against symptomatic and severe COVID-19 disease.
–In May 2025, the WHO, EMA and FDA each issued recommendations to update the antigenic composition of authorized COVID-19 vaccines for the 2025-2026 vaccination season. The WHO advised manufacturers that monovalent JN.1 or KP.2 vaccines remain appropriate vaccine antigens and that monovalent LP.8.1 is a suitable alternative vaccine antigen. The EMA recommended that marketing authorization holders adapt vaccines to target the LP.8.1 variant of the JN.1 family of Omicron subvariants, and vaccines targeting JN.1 or
KP.2 strains could be considered for the vaccination campaigns in 2025 until the updated LP.8.1 vaccines become available. The FDA advised manufacturers that COVID-19 vaccines for use in the United States in the fall of 2025 should be a monovalent JN.1-lineage-based composition, preferentially targeting the LP.8.1 strain.
–In July 2025, the EMA’s Committee for Medicinal Products for Human Use, or CHMP, recommended marketing authorization for the companies’ LP.8.1-adapted monovalent COVID-19 vaccine. In August 2025, following authorization by the EC, the new variant-adapted COVID-19 vaccine was made available for shipment to applicable EU member states.
–In August 2025, the FDA approved the supplemental Biologics License Application for our and Pfizer’s LP.8.1-
adapted monovalent COVID-19 vaccine for use in adults aged 65 years and older, as well as in individuals aged five through 64 years with at least one underlying condition that puts them at high risk for severe outcomes from COVID-19. The new variant-adapted COVID-19 vaccine was shipped promptly following approval and was made available in pharmacies, hospitals, and clinics across the United States.
Ahead of the 2025-2026 COVID-19 vaccination season, we initiated a Phase 3 (NCT07069309) study to investigate the safety, tolerability, and immunogenicity of our LP.8.1-adapted COVID-19 vaccine in adults 65 and older and adults aged 18 through 64 with at least one underlying risk condition for severe COVID-19. In
September 2025, we announced positive topline results from the Phase 3 trial. The preliminary data show a robust increase in neutralizing antibodies targeting the LP.8.1 sublineage of SARS-CoV-2 following vaccination.
The safety profile of the vaccine was consistent with previous studies, with no new safety concerns identified.
Three post-marketing commitment clinical trials are ongoing, with a fourth planned.
We and Pfizer intend to continue to monitor the evolving epidemiology of COVID-19 and remain prepared to develop modified vaccine formulas as the data support and as regulatory agencies recommend.
V. Pipeline of Product Candidates
Below is a summary of active clinical trials evaluating our product and clinical product candidates, organized by platform and indication.

Annual Report on Form 20-F for the year ended December 31, 2025

Oncology1,2

Phase 1	Phase 1/2		Phase 2			Phase 2/3	Phase 3
BNT116 Adv. NSCLC	BNT324/DB-1311[5] Multiple solid tumors	Pumitamig[3] + BNT3213 1L HCC[4,11]	Autogene cevumeran[6] Adj. CRC	Pumitamig[3] 2L ES-SCLC[11]	Pumitamig[3] or BNT325/DB-1305[5] + BNT324/DB-1311[5] Multiple solid tumors[4]	BNT113 1L HPV16+ HNSCC	Gotistobart[7] Met. NSCLC
BNT211 Multiple solid tumors	BNT325/DB-1305[5] Multiple solid tumors	Pumitamig[3] + BNT324/DB-1311[5] Adv./met. NSCLC and SCLC[4]	Autogene cevumeran[6] Adj. PDAC	Pumitamig[3] 2L+ EGFRm NSCLC[11]		Pumitamig[3] 1L met. CRC	Pumitamig[3] 1L ES-SCLC
BNT314/GEN1059[9] Multiple solid tumors	BNT329 Multiple solid tumors	Pumitamig[3] + BNT325/DB-1305[5] Multiple solid tumors[4]	BNT116[10] 1L adv. NSCLC	Pumitamig[3] 2L Glioblastoma[11]		Pumitamig[3] 1L NSCLC	Pumitamig[3] 2L SCLC[11]
BNT317 Multiple solid tumors	Gotistobart[7] Met. CRPC	Pumitamig[3] + BNT326/YL202[8] Multiple solid tumors	BNT326/YL202[8] Multiple solid tumors[11]	Pumitamig[3] 1L HCC[11]			Pumitamig[3] 1L adv./met.TNBC[11]
BNT326/YL202[8] Multiple solid tumors	Gotistobart[7] Multiple solid tumors	Pumitamig[3] + BNT326/YL202[8] Adv. NSCLC	BNT326/YL202[8] Adv./met. BC.11	Pumitamig[3] 1L MPM[11]			Trastuzumab pamirtecan[5] Met. BC
	Pumitamig[3] Multiple solid tumors	Pumitamig[3] + Trastuzumab pamirtecan[5] Adv./met. BC4	Gotistobart[7] PROC	Pumitamig[3] 2L NEN[11]			Trastuzumab pamirtecan[5] 2L EC
	Pumitamig[3] 1L adv./met. TNBC[11]	Trastuzumab pamirtecan[5] Multiple solid tumors	Pumitamig[3] 1L met. CRC[11]	Pumitamig[3] 2L adv./met. NSCLC
	Pumitamig[3] + BNT314/GEN1059[9] Met. CRC[4]		Pumitamig[3] 1L ES-SCLC[11]	Pumitamig[3] 1L met. PDAC[11]
	Pumitamig[3] + BNT3212 Multiple solid tumors		Pumitamig[3] 1L/2L+ ES-SCLC	Pumitamig[3] 1L/2L adv./met. TNBC

Next generation immunomodulator	Targeted therapy	mRNA cancer immunotherapy	Novel-novel combination
Infectious Diseases1,2

Phase 1	Phase 1/2	Phase 2	Commercial
BNT163[12] HSV	BNT162 + BNT161[13] COVID-19 - Influenza combination	BNT166[16] Mpox	BNT162[13,14] COVID-19
BNT351 HIV	BNT164[15] Tuberculosis
BNT165 Malaria
BNT166[16] Mpox

Antibody	mRNA

Annual Report on Form 20-F for the year ended December 31, 2025

(1)For further details about BioNTech’s rights, see elsewhere in this Annual Report.
(2)Abbreviations are defined in the corresponding trial descriptions.
(3)Partnered with Bristol Myers Squibb.
(4)Trial is currently being conducted by or on behalf of BioNTech. Bristol Myers Squibb holds co-exclusive rights to pumitamig.
(5)Partnered with DualityBio.
(6)Partnered with Genentech, a member of the Roche Group.
(7)Partnered with OncoC4.
(8)Partnered with MediLink Therapeutics.
(9)Partnered with Genmab.
(10)In collaboration with Regeneron.
(11)Trial ongoing in China only.
(12)Partnered with University of Pennsylvania.
(13)Partnered with Pfizer.
(14)Partnered with Fosun Pharma.
(15)Funded by the Gates Foundation.
(16)Funded by the Coalition for Epidemic Preparedness Innovations (CEPI).
A. Oncology Programs
1. Pumitamig (BNT327/BMS986545), a Bispecific Immunomodulator Candidate Targeting PD-L1 and
VEGF-A
Pumitamig is a bispecific immunomodulator candidate targeting both PD-L1 and VEGF-A. Pumitamig is currently being evaluated in multiple Phase 2 and Phase 3 global and China-only clinical trials to assess its efficacy and safety as monotherapy or in combination with chemotherapy, ADCs or mRNA-based cancer immunotherapies in various indications. We and our partner, BMS, expect to have eight global registrational trials for pumitamig ongoing by the end of 2026. Pumitamig is also being evaluated in combination with next-generation ADC candidates trastuzumab pamirtecan (BNT323/DB-1303), BNT324/DB-1311, BNT325/DB-1305, BNT326/YL202
and BNT3212, and in combination with bispecific antibody candidates BNT314/GEN1059 and BNT3213.
ROSETTA Lung-01  Phase 3 Clinical Trial in First-Line Extensive-Stage Small Cell Lung Cancer, or ES-SCLC
A global Phase 3 clinical trial (NCT06712355) is being conducted to evaluate pumitamig in combination with chemotherapy compared to atezolizumab in combination with chemotherapy as a first-line treatment for patients with ES-SCLC.
–In June 2025, pumitamig received Orphan Drug Designation from the FDA for the treatment of small cell lung cancer.
Phase 3 Clinical Trial in Second-Line Small-Cell Lung Cancer, or SCLC
A Phase 3 clinical trial (NCT06616532) is being conducted in China to evaluate pumitamig in combination with chemotherapy compared to investigator’s choice chemotherapy as a second-line treatment for patients with
SCLC.
Phase 2 Clinical Trial in ES-SCLC
A global Phase 2 clinical trial (NCT06449209) is being conducted to evaluate pumitamig in combination with chemotherapy in patients with untreated ES-SCLC and in patients with SCLC that progressed after first- or second-line treatment. The trial is fully enrolled and treatment is ongoing.
–In September 2025, interim data from this trial were presented at the IASLC 2025 WCLC. The data, which are consistent with data presented at European Lung Cancer Congress, or ELCC, 2025 from a Phase 2 clinical trial conducted in China (NCT05844150), showed encouraging anti-tumor responses and a positive trend in

Annual Report on Form 20-F for the year ended December 31, 2025 progression free survival. Pumitamig plus chemotherapy was observed to have a manageable safety profile with no new safety signals and a low discontinuation rate.
Phase 2 Clinical Trial in First-Line ES-SCLC
A Phase 2 clinical trial (NCT05844150) is being conducted in China to evaluate pumitamig in combination with chemotherapy as a first-line treatment for patients with ES-SCLC.
–In March 2025, data from this trial were presented at the ELCC 2025 in Paris, France. Preliminary data showed anti-tumor activity and an acceptable safety profile with no new safety signals beyond those typically described for chemotherapy agents and anti-PD-(L)1 and anti-VEGF monotherapies. These data were the first presented for pumitamig as a potential first-line treatment in ES-SCLC supporting the ongoing global randomized Phase 3 clinical trial ROSETTA Lung-01 (NCT06712355).
–Updated data from this trial are expected to be presented at the ELCC 2026 taking place on March 25-28,
2026 in Copenhagen, Denmark.
Phase 2 Clinical Trial in Second-Line SCLC
A Phase 2 clinical trial (NCT05879068) is being conducted in China to evaluate pumitamig in combination with chemotherapy as a second-line treatment for patients with SCLC.
–In March 2025, data from this trial were presented at the ELCC 2025. Preliminary data showed anti-tumor activity, which was observed regardless of prior immuno-oncology treatment, and an acceptable safety profile.
ROSETTA Lung-201 Phase 3 Clinical Trial in Unresectable Stage III NSCLC
A global Phase 3 clinical trial (NCT07361497) to evaluate pumitamig compared to durvalumab following concurrent chemoradiation therapy in patients with unresectable stage III NSCLC is planned to start in 2026.
ROSETTA Lung-202 Phase 3 Clinical Trial in First-Line NSCLC
A global Phase 3 clinical trial (NCT07361510) to evaluate pumitamig compared to pembrolizumab as a first-line treatment for patients with advanced PD-L1 ≥ 50% NSCLC is planned to start in 2026.
ROSETTA Lung-02 Phase 2/3 Clinical Trial in First-Line NSCLC
A global Phase 2/3 clinical trial (NCT06712316) is being conducted to evaluate pumitamig in combination with chemotherapy compared to pembrolizumab and chemotherapy as a first-line treatment for patients with NSCLC.
The Phase 2 portion of the trial is fully enrolled, and the Phase 3 portion is underway.
–We expect data from the Phase 2 part of this trial in 2026.
ROSETTA Lung-107 Phase 2 Clinical Trial in Second-Line NSCLC
A global Phase 2 clinical trial (NCT06841055) is being conducted to evaluate pumitamig in combination with docetaxel as a second-line treatment for patients with NSCLC.
Phase 2 Clinical Trial in EGFR-mutant Non-Squamous NSCLC
A Phase 2 clinical trial (NCT05756972) is being conducted in China to evaluate pumitamig in combination with chemotherapy in patients with EGFR-mutant non-squamous NSCLC who progressed after EGFR-tyrosine kinase inhibitor treatment.
–Updated data from this trial are expected to be presented at the ELCC 2026 taking place on March 25-28,
2026 in Copenhagen, Denmark.

Annual Report on Form 20-F for the year ended December 31, 2025

ROSETTA Breast-01 Phase 3 Clinical Trial in Locally Advanced or Metastatic First-Line TNBC
A global Phase 3 clinical trial (NCT07173751) is being conducted to evaluate pumitamig in combination with chemotherapy compared to chemotherapy alone as a first-line treatment for patients with PD-L1 combined positive score, or CPS, ≤ 10 TNBC.
Phase 3 Clinical Trial in Locally Advanced or Metastatic First-Line TNBC
A Phase 3 clinical trial (NCT06419621) is being conducted in China to evaluate pumitamig in combination with chemotherapy compared to chemotherapy alone as a first-line treatment for patients with locally advanced or metastatic TNBC.
–Based on current event accrual projections, we expect first interim data from this trial in 2026.
Phase 2 Clinical Trial in Locally Advanced or Metastatic TNBC
A global Phase 2 clinical trial (NCT06449222) is being conducted to evaluate pumitamig in combination with chemotherapy as a first- and second-line treatment for patients with locally advanced or metastatic TNBC.
–In December 2025, the first data from this trial were presented at the 2025 San Antonio Breast Cancer
Symposium, or SABCS. The data showed encouraging anti-tumor responses and a manageable safety profile for pumitamig plus chemotherapy in first- and second-line treatment setting.
Phase 1/2 Clinical Trial in Locally Advanced/Metastatic TNBC
A Phase 1/2 clinical trial (NCT05918133) is being conducted in China to evaluate pumitamig in combination with chemotherapy in patients with locally advanced or metastatic TNBC without previous systematic treatment.
ROSETTA CRC-203 Phase 2/3 Clinical Trial in Metastatic First-Line CRC
A global Phase 2/3 clinical trial (NCT07221357) is being conducted to evaluate pumitamig as a first-line treatment for patients with microsatellite stable, or MSS, or Microsatellite Instability-Low and Proficient Mismatch
Repair, or MSI-L/pMMR, metastatic colorectal cancer.
Phase 2 Clinical Trial in Metastatic First-Line CRC
A Phase 2 clinical trial (NCT07133750) is being conducted in China to evaluate pumitamig in combination with chemotherapy as a first-line treatment in patients with MSS or MSI-L/pMMR metastatic colorectal cancer.
–We expect data from this trial in 2026.
ROSETTA Gastric-204 Phase 2/3 Clinical Trial in Metastatic First-Line Gastric Cancer
A global Phase 2/3 clinical trial (NCT07221149) is being conducted to evaluate pumitamig in combination with chemotherapy compared to nivolumab in combination with chemotherapy as a first-line treatment for patients with metastatic gastric cancer.
ROSETTA HNSCC-205 Pivotal Clinical Trial in First-Line HNSCC
A global pivotal clinical trial evaluating pumitamig as a first-line treatment for patients with HNSCC is planned to start in 2026.
Phase 2 Clinical Trial in First-Line Hepatocellular Carcinoma, or HCC
A Phase 2 clinical trial (NCT05864105) is being conducted in China to evaluate pumitamig in combination with chemotherapy as a first-line treatment for patients with unresectable HCC.
–We expect data from this trial in 2026.

Annual Report on Form 20-F for the year ended December 31, 2025

ROSETTA HCC-206 Phase 1/2 Clinical Trial in First-Line HCC
A Phase 1/2 clinical trial (NCT07291076) is being conducted to evaluate pumitamig alone or in combination with ipilimumab as a first-line treatment for patients with advanced or unresectable HCC.
Phase 2 Clinical Trial in First-Line Malignant Mesothelioma
A Phase 2 clinical trial (NCT05918107) is being conducted in China to evaluate pumitamig in combination with chemotherapy as a first-line treatment for patients with malignant mesothelioma.
–In June 2025, the first data from this trial were presented at the 2025 ASCO Annual Meeting. The preliminary data indicated anti-tumor activity and a manageable safety profile.
Phase 2 Clinical Trial in Second-Line Neuroendocrine Neoplasm, or NEN
A Phase 2 clinical trial (NCT05879055) is being conducted in China to evaluate pumitamig in combination with chemotherapy as a second-line treatment for patients with NEN.
Phase 2 Clinical Trial in First-Line PDAC
A Phase 2 clinical trial (NCT07255404) is being conducted in China to evaluate pumitamig in combination with chemotherapy as a first-line treatment for patients with metastatic PDAC.
Phase 2 Clinical Trial in Second-Line Glioblastoma
A Phase 2 clinical trial (NCT07297212) is being conducted in China to evaluate pumitamig alone or in combination with temozolomide as a second-line treatment for patients with recurrent glioblastoma.
ROSETTA RCC-208 Phase 1/2 Clinical Trial in RCC
A Phase 1/2 clinical trial (NCT07293351) to evaluate pumitamig alone or in combination with ipilimumab or cabozantinib in patients with advanced RCC is planned to start in 2026.
Phase 1/2 Clinical Trial in Advanced Solid Tumors
A Phase 1/2 clinical trial (NCT05918445) is being conducted in China to evaluate pumitamig as a monotherapy in patients with advanced solid tumors.
–Updated data from this trial are expected to be presented at the ELCC 2026 taking place on March 25-28,
2026 in Copenhagen, Denmark.
We have initiated several signal-seeking clinical trials to evaluate pumitamig with some of our proprietary novel assets in our portfolio:
Combination with Trastuzumab Pamirtecan (BNT323/DB-1303) Phase 1/2 Clinical Trial in Advanced/Metastatic
Breast Cancer
A Phase 1/2 clinical trial (NCT06827236) is being conducted to evaluate trastuzumab pamirtecan in combination with pumitamig in patients with hormone receptor-positive (HR+) or hormone receptor-negative (HR-), human epidermal growth factor (HER)2-low, ultra-low, or null advanced metastatic breast cancer or TNBC.
–We expect data from this trial in 2026.
Combination with BNT324/DB-1311 Phase 1/2 Clinical Trial in Advanced Lung Cancers
A Phase 1/2 clinical trial (NCT06892548) is being conducted to evaluate BNT324/DB-1311 in combination with pumitamig in patients with advanced lung cancers.

Annual Report on Form 20-F for the year ended December 31, 2025

–We expect data from this trial in 2026.
Combination with BNT324/DB-1311 Phase 2 Clinical Trial in Advanced/Metastatic Solid Tumors
A Phase 2 clinical trial (NCT06953089) is being conducted to evaluate BNT324/DB-1311 in combination with pumitamig or with TROP2 ADC candidate BNT325/DB-1305 in patients with advanced solid tumors.
–We expect data from this trial in 2026.
Combination with BNT325/DB-1305 Phase 1/2 Clinical Trial in Advanced Solid Tumors
A Phase 1/2 clinical trial (NCT05438329) is being conducted to evaluate BNT325/DB-1305 in patients with advanced solid tumors. As part of this clinical trial, pumitamig is being evaluated in combination with BNT325/
DB-1305 in various solid tumor indications.
–In April 2025, at AACR 2025 Annual Meeting, we presented the first clinical data evaluating the combination of pumitamig plus BNT325/DB-1305. The interim data showed a manageable safety profile and early signs of anti-tumor activity in a cohort with patients with platinum-resistant ovarian cancer, or PROC. Across the 13 efficacy evaluable patients with PROC, seven patients achieved partial response and three stable disease.
Responses were also observed in patients with NSCLC or TNBC.
–We expect data from the Phase 2 part of this trial in patients with TNBC in 2026.
Combination with BNT326/YL202 Phase 1/2 Clinical Trial in Advanced Solid Tumors
A Phase 1/2 clinical trial (NCT07070232) is being conducted to evaluate BNT326/YL202 as monotherapy and in combination with pumitamig in advanced solid tumors.
Combination with BNT326/YL202 Phase 1/2 Clinical Trial in Advanced NSCLC
A Phase 1/2 clinical trial (NCT07111520) is being conducted to evaluate BNT326/YL202 in combination with pumitamig in advanced NSCLC.
–We expect data from this trial in patients with NSCLC or 2L+ EGFRm NSCLC in 2026.
Combination with BNT314/GEN1059 Phase 1/2 Clinical Trial in Advanced/Metastatic colorectal cancer
A Phase 1/2 clinical trial (NCT07079631) is being conducted to evaluate BNT314/GEN1059 in combination with pumitamig and chemotherapy in patients with advanced colorectal cancer.
Combination with BNT3212 Phase 1/2 Clinical Trial in Advanced Solid Tumors
A Phase 1/2 clinical trial (NCT07147348) is being conducted to evaluate BNT3212, a novel bispecific antibody-
drug conjugate candidate targeting EGFR and HER3, for use as monotherapy and in combination with pumitamig in patients with advanced solid tumors.
Combination with BNT3213 Phase 1/2 Clinical Trial in First-Line HCC
A Phase 1/2 clinical trial (NCT06584071) is being conducted in China to evaluate pumitamig in combination with
BNT3213, a novel bispecific antibody candidate targeting TIGIT and PVRIG, as a first-line treatment for patients with locally advanced or metastatic HCC.
2. iNeST and FixVac
a) Autogene Cevumeran (RO7198457/BNT122), an Individualized Neoantigen Specific Immunotherapy, or
iNeST

Annual Report on Form 20-F for the year ended December 31, 2025

Autogene cevumeran is an investigational individualized mRNA cancer immunotherapy based on specific neoantigens that are present on a patient’s tumor.
BNT122-01 Phase 2 Clinical Trial in Adjuvant Colorectal Cancer, or CRC
A randomized Phase 2 clinical trial (NCT04486378) is being conducted to evaluate autogene cevumeran as an adjuvant treatment of circulating tumor DNA, or ctDNA, positive, surgically resected Stage II (high risk)/Stage III
CRC. The trial is expected to enroll about 327 patients to evaluate the efficacy of autogene cevumeran compared to watchful waiting after surgery and chemotherapy, which is the current standard of care for these high-risk patients. The primary endpoint for the trial is disease-free survival, or DFS. Secondary objectives include OS and safety.
–At the first pre-specified interim analysis of the ongoing BNT122-01 Phase 2 clinical trial, the futility boundary was crossed. The interim analysis was reviewed by an independent Data and Safety Monitoring Board, or
DSMB, which is responsible for overseeing the safety and integrity of the trial. The DSMB considered autogene cevumeran to be generally well tolerated with no new safety signals identified, and also indicated
that the data was not yet mature enough to draw reliable conclusions about efficacy, with a median follow-up time for participants at the time of the analysis of approximately nine months, which was deemed to be insufficient to evaluate the trial’s primary endpoint. This assessment is consistent with recent data from a study published in Nature (Nakamura Y, et al., 2024), which showed that a majority of patients with ctDNA-
positive colorectal cancer experience disease recurrence within 24 months after surgery. However, because the futility boundary was crossed, the DSMB was bound by its charter to make a non-binding recommendation to terminate the study. Based on this assessment that the data are not yet mature enough to draw reliable conclusions about efficacy, we have continued the trial in accordance with the protocol. The sponsor remains masked, and interim data will not be disclosed at this time ensuring the integrity of the ongoing trial and allowing for a comprehensive and mature assessment of the treatment’s efficacy at the final analysis of the trial. The DSMB had no objections with the continuation of the study in the absence of safety concerns.
–An update from the ongoing Phase 2 trial in Stage II (high-risk)/ Stage III ctDNA+ adjuvant CRC is expected in early 2026. Timing of the data read-out from the final analysis of this trial has been updated from 2026 to
2027, given that events have accrued more slowly than projected.
IMCODE004 Phase 2 Clinical Trial in Adjuvant High-risk Muscle-invasive Urothelial Carcinoma, or MIUC
A Phase 2 clinical trial (NCT06534983) is being conducted to evaluate autogene cevumeran as an adjuvant treatment in combination with nivolumab compared to nivolumab alone in patients with high-risk MIUC. The trial aims to enroll approximately 362 patients. The primary endpoint for the trial is investigator-assessed DFS.
Secondary endpoints include OS and safety.
We and our partner Roche have decided to discontinue the Phase 2 clinical trial (IMcode004; NCT06534983)
evaluating autogene cevumeran as an adjuvant treatment in combination with nivolumab compared to nivolumab alone in patients with high-risk MIUC due to the rapidly emerging treatment landscape and shifting standard of care.
IMCODE003 Phase 2 Clinical Trial in Adjuvant Pancreatic Ductal Adenocarcinoma, or PDAC
A Phase 2 clinical trial (NCT05968326) is being conducted to evaluate autogene cevumeran in combination with atezolizumab followed by chemotherapy compared to chemotherapy alone as an adjuvant treatment for patients with resected PDAC who have not received prior systemic anti-cancer treatment and showed no evidence of disease after surgery. The trial aims to enroll 260 patients. The primary endpoint is DFS. Secondary endpoints include OS and safety.
IMCODE001 Phase 2 Clinical Trial in First-line Advanced Melanoma

Annual Report on Form 20-F for the year ended December 31, 2025

The IMCODE001 (NCT03815058) trial was the first randomized Phase 2 clinical trial with autogene cevumeran as part of the broader IMCODE study program. The trial evaluated the efficacy and safety of autogene cevumeran in combination with pembrolizumab versus pembrolizumab alone as a potential first-line treatment for patients with previously untreated advanced melanoma. The primary endpoint was progression free survival, or
PFS, and was events-based. Secondary endpoints included OS, ORR, DOR and safety. In January 2025, the
IMCODE001 trial was completed.
–In March 2025, topline results of the primary analysis were disclosed. While the initial data of the primary analysis support the findings across the broader autogene cevumeran study program demonstrating that autogene cevumeran can induce and expand high-magnitude and long-lived immune responses against the encoded neoantigens in this aggressive stage of melanoma, the trial did not meet its primary efficacy endpoint of statistically significant improvement of PFS in this advanced treatment setting. A numerical trend favoring the combination arm in OS was observed. The combination of autogene cevumeran with PD-L1 checkpoint blockade was well tolerated and adverse events were consistent with the known safety profiles of the individual trial treatments, with no new safety signals observed.
–In October 2025, data from this trial including exploratory endpoints and biomarker correlations were presented at the 2025 European Society For Medical Oncology, or ESMO, Congress. These data showed that autogene cevumeran can induce durable immune responses against the encoded neoantigens that persisted for up to 1.5 years after the last dose of autogene cevumeran. In the combination arm, the breadth of immune response correlated with a prolonged PFS. Further translational data showed a trend of improved OS in the combination arm compared to pembrolizumab monotherapy in patients with low tumor mutational burden, a population that usually responds poorly to checkpoint inhibitor treatment, and in tumors where immune-cell
PD-L1 was high. These data support our therapeutic strategy to pursue autogene cevumeran to address the unmet medical need in the adjuvant or minimal residual disease treatment settings. These settings are characterized by lower tumor burden and heterogeneity, which aligns with the focus of our ongoing randomized Phase 2 trials in colorectal and pancreatic cancer.
b) FixVac
FixVac is our fully owned, systemic, off-the-shelf mRNA-based cancer immunotherapy approach. FixVac candidates are designed to target shared antigens that have been identified to be frequently expressed across patients with a specific cancer type.
i. BNT111
BNT111 is designed to elicit an immune response to four antigens (NY-ESO-1, MAGE-A3, tyrosinase, TPTE) that have each been found to be associated with cutaneous melanoma.
Phase 2 Clinical Trial in Anti-PD-(L)1 Refractory/Relapsed Unresectable Stage III or Stage IV Melanoma
A Phase 2 clinical trial (BNT111-01; NCT04526899) in collaboration with Regeneron Pharmaceuticals Inc., or
Regeneron, to evaluate BNT111 in combination with cemiplimab in patients with anti-PD-(L)1 refractory/relapsed, unresectable Stage III or IV melanoma has been completed.
–In October 2025, data from this trial were presented at the 2025 ESMO Congress. As previously disclosed in
August 2024, the trial met its primary efficacy outcome measure, demonstrating a statistically significant improvement in ORR in patients treated with BNT111 in combination with cemiplimab, as compared to a historical control. The data showed that the combination of BNT111 and cemiplimab induced anti-tumor responses that were deep and durable and a manageable safety profile for BNT111 as a single agent and in combination. Follow-up data showed a positive trend towards improved long-term survival for the combination of BNT111 and cemiplimab. No further development of BNT111 in advanced melanoma is currently planned.
ii. BNT113

Annual Report on Form 20-F for the year ended December 31, 2025

BNT113 contains two different RNAs encoding the two HPV16 oncoproteins E6 and E7, which are exclusively expressed in pre-malignant and malignant tissue.
AHEAD-MERIT Phase 2/3 Clinical Trial in Unresectable Recurrent or Metastatic, PD-L1+, HPV16+ Head and
Neck Squamous Cell Carcinoma, or HNSCC
A Phase 2/3 clinical trial (AHEAD-MERIT; NCT04534205) is being conducted to evaluate BNT113 in combination with pembrolizumab versus pembrolizumab monotherapy as a first-line treatment for patients with unresectable recurrent or metastatic, PD-L1+, HPV16+ HNSCC.
–In December 2025, the FDA granted Fast Track designation to BNT113 for the treatment of patients with PD-
L1+, HPV16+ HNSCC.
–Based on current event accrual projections, we expect data from the first interim analysis from the Phase 3 part of this trial in 2026.
iii. BNT116
BNT116 is comprised of six different NSCLC-associated tumor-associated antigens. BNT116 is being evaluated in two clinical trials as monotherapy and in combination with other immunotherapies, ADCs and chemotherapies in patients with advanced or metastasized NSCLC.
EMPOWERVAX Lung 1 Phase 2 Clinical Trial in PD-L1 ≥ 50% Advanced NSCLC
A Phase 2 clinical trial (NCT05557591) is being conducted in collaboration with Regeneron to evaluate BNT116 in combination with cemiplimab versus cemiplimab alone as a first-line treatment for patients with advanced
NSCLC whose tumors express PD-L1 in ≥ 50% of their tumor cells. The primary objective of the Phase 2 trial is to assess the ORR per blinded-independent review committee.
LuCa-MERIT-1 Phase 1 Clinical Trial in NSCLC
A Phase 1 clinical trial (NCT05142189) is being conducted to evaluate the safety, tolerability and preliminary efficacy of BNT116 as monotherapy and in several combinations including with chemotherapy, cemiplimab, and some of our proprietary assets across various treatment lines and clinical settings in patients with NSCLC.
– In April 2025, at the 2025 Annual Meeting of the American Association for Cancer Research, or AACR, data from a cohort with frail patients from the Phase 1 trial were presented. The preliminary data showed anti-tumor activity, consistent immune response induction and a manageable safety profile in patients with PD-L1 positive
(TPS≥1%) unresectable Stage III or metastatic Stage IV NSCLC who are not eligible for chemotherapy as first-line treatment.
–In September 2025, data were presented at the IASLC 2025 World Congress on Lung Cancer, or WCLC, from a cohort evaluating BNT116 in combination with cemiplimab as consolidation treatment in patients with
NSCLC after receiving concurrent chemoradiotherapy. BNT116 in combination with cemiplimab demonstrated encouraging event-free and overall survival rates and a manageable safety profile.
3. Antibody-Drug Conjugates
i. Trastuzumab Pamirtecan (BNT323/DB-1303), an ADC in Development in Collaboration with DualityBio
Trastuzumab pamirtecan is a topoisomerase-1 inhibitor-based ADC directed against Human Epidermal Growth
Factor Receptor 2, or HER2, a target that is over-expressed in a variety of cancers and contributes to the aggressive growth and spread of cancer cells. The program received Fast Track Designation and Breakthrough
Therapy designation from the FDA for advanced endometrial cancer.

Annual Report on Form 20-F for the year ended December 31, 2025

DYNASTY-Breast02 Phase 3 Clinical Trial in Advanced or Metastatic HR+, HER2-low Breast Cancer
A Phase 3 clinical trial (NCT06018337) is being conducted to evaluate trastuzumab pamirtecan compared to investigator’s choice of chemotherapy in advanced or metastatic HR+, HER2-low breast cancer subjects whose disease has progressed on at least two lines of prior endocrine therapy or within six months of first-line endocrine therapy and cyclin-dependent 4/6, or CDK4/6, inhibitor and no prior chemotherapy. The trial aims to enroll approximately 532 patients. The primary endpoint is PFS. Secondary endpoints include OS, ORR, DOR and safety, as well as patient-reported outcomes.
–Based on current event accrual projections, we expect interim data from this trial in 2026.
Phase 1/2 Clinical Trial in Advanced/Unresectable, Recurrent, or Metastatic HER2-Expressing Solid Tumors
A Phase 1/2 clinical trial (NCT05150691) is being conducted to evaluate trastuzumab pamirtecan in patients with advanced/unresectable, recurrent, or metastatic HER2-expressing solid tumors.
–A potentially registrational cohort with HER2-expressing (IHC3+, 2+, 1+) patients with advanced/recurrent endometrial cancer has completed enrollment.
–We expect data from this cohort in 2026.
–We and DualityBio are continuing discussions with the FDA and plan to file a biologics license application, or
BLA, in second line endometrial cancer in 2026, subject to regulatory feedback.
Phase 3 Clinical Trial in Advanced Endometrial Cancer
A Phase 3 trial (NCT06340568) is being conducted to evaluate trastuzumab pamirtecan compared to investigator’s choice of chemotherapy in patients with advanced and recurrent endometrial cancer. The trial aims to enroll approximately 480 patients. The primary endpoints are PFS and ORR. Secondary endpoints include
OS, DOR and safety.
ii. BNT324/DB-1311, an ADC in Development in Collaboration with DualityBio
BNT324/DB-1311 is a topoisomerase-1 inhibitor-based ADC directed against B7H3. It has received Fast Track
Designation from the FDA for the treatment of patients with advanced/unresectable, or metastatic CRPC, who have progressed on or after standard systemic regimens. It has also received Orphan Drug Designation from the
FDA for the treatment of patients with advanced or metastatic esophageal squamous cell carcinoma and SCLC.
Phase 3 Clinical Trial in Metastatic CRPC
A Phase 3 clinical trial (NCT07365995) to evaluate BNT324/DB-1311 compared to docetaxel in patients with metastatic CRPC, is planned to start in 2026.
Phase 1/2 Clinical Trial in Advanced Solid Tumors
A Phase 1/2 clinical trial (NCT05914116) is being conducted to evaluate BNT324/DB-1311 in patients with advanced solid tumors.
–In June 2025 at the 2025 ASCO Annual Meeting, data from this trial were presented. In 73 patients with heavily pretreated metastatic CRPC, BNT324/DB-1311 was observed to have a manageable safety profile and showed encouraging preliminary clinical activity.
–In December 2025 at the 2025 ESMO Asia Congress, data from this trial were presented. In patients with previously treated cervical cancer or platinum resistant ovarian cancer BNT324/DB-1311 showed encouraging efficacy and a manageable safety profile.

Annual Report on Form 20-F for the year ended December 31, 2025

–In February 2026, updated data from this trial were presented at the ASCO GU Cancers Symposium.
BNT324/DB-1311 showed durable efficacy in heavily pretreated mCRPC patients with no new safety signals reported.
iii. BNT325/DB-1305, an ADC in Development in Collaboration with DualityBio
BNT325/DB-1305 is a topoisomerase-1 inhibitor-based ADC directed against TROP2.
Phase 1/2 Clinical Trial in Advanced Solid Tumors
A Phase 1/2 clinical trial (NCT05438329) is being conducted to evaluate BNT325/DB-1305 in patients with advanced solid tumors. As part of this clinical trial, BNT325/DB-1305 is being studied in combination with pumitamig in various solid tumor indications.
–In October 2025 at the 2025 ESMO Congress, data from this trial in patients with pretreated TNBC were presented. Data showed BNT325/DB-1305 to have encouraging durable antitumor activity and a manageable safety profile.
iv. BNT326/YL202, an ADC in Development in Collaboration with MediLink Therapeutics
BNT326/YL202 is a topoisomerase-1 inhibitor-based ADC directed against HER3.
Phase 1 Clinical Trial in Advanced or Metastatic EGFR-Mutated NSCLC or HR-Positive and HER2-Negative
Breast Cancer
A Phase 1 clinical trial (NCT05653752) is being conducted to evaluate BNT326/YL202 as a later-line treatment in patients with locally advanced or metastatic EGFR-mutated NSCLC or HR-positive and HER2-negative breast cancer.
Phase 2 Clinical Trial in Advanced Solid Tumors
A Phase 2 clinical trial (NCT06107686) is being conducted in China to evaluate BNT326/YL202 in patients with advanced solid tumors.
–Data from this trial are expected to be presented at the ELCC 2026 taking place on March 25-28, 2026 in
Copenhagen, Denmark.
Phase 2 Clinical Trial in Multiple Breast Cancers
A Phase 2 clinical trial (NCT06439771) is being conducted in China to evaluate BNT326/YL202 in patients with locally advanced or metastatic breast cancer with TNBC, HR-positive, HER2-zero-expression or HER2-low-
expression.
–In December 2025, data from this trial in patients with HR+ breast cancer with HER2-null (including HER2-
ultralow) or HER2-low expression were presented at the 2025 SABCS. Data showed BNT326/YL202 to have encouraging antitumor activity and a manageable safety profile.
v. BNT329, an ADC for the Treatment of Advanced Solid Tumors
BNT329 is a fully owned carbohydrate antigen 19-9, or CA19-9, targeting ADC. CA19-9 is expressed in pancreatic cancers and other solid tumors, plays a role in tumor adhesion and metastasis formation, and is a marker of an aggressive cancer phenotype.
Phase 1/2 Clinical Trial in Advanced Solid Tumors
A Phase 1/2 clinical trial (NCT07186842) is being conducted to evaluate BNT329 in patients with advanced solid tumors.

Annual Report on Form 20-F for the year ended December 31, 2025

4. Other Antibody Product Candidates
i. Gotistobart (BNT316/ONC-392), a Selective Treg Modulator Antibody Candidate in Development in
Collaboration with OncoC4
Gotistobart (BNT316/ONC-392) is a tumor microenvironment-selective regulatory T cell-depleting antibody targeting cytotoxic T-lymphocyte associated protein 4, or CTLA-4, candidate being developed in collaboration with OncoC4. The program received Fast Track Designation from the FDA in 2022, and Orphan Drug
Designation for the treatment of sqNSCLC in January 2026.
PRESERVE-003 Phase 3 Clinical Trial in NSCLC
A two-stage global Phase 3 trial (NCT05671510) is being conducted to evaluate the efficacy and safety of gotistobart as monotherapy in patients with metastatic NSCLC that progressed under previous platinum-based chemotherapy and PD-(L)1-inhibitor treatment.
–In December 2025, at the IASLC ASCO 2025 North America Conference on Lung Cancer, data from the non-
pivotal dose-confirmation stage of the two-stage global Phase 3 trial were presented. Gotistobart demonstrated a clinically meaningful OS benefit compared to standard of care chemotherapy and a manageable safety profile in sqNSCLC patients whose disease had progressed following anti-PD-(L)1 therapy and platinum-based chemotherapy.
–Based on current event accrual projections, we expect interim data from the pivotal stage of the two-stage
Phase 3 trial in 2026.
PRESERVE-004 Phase 2 Clinical Trial in PROC
A Phase 2 clinical trial (NCT05446298) is being conducted to evaluate gotistobart in combination with pembrolizumab in patients with PROC. The clinical trial is designed to evaluate multiple doses of gotistobart in combination with a fixed dose of pembrolizumab in participants with ovarian cancer who are resistant to platinum-based chemotherapy. The primary endpoints are ORR and safety. Secondary endpoints include DOR,
DCR, PFS and OS.
PRESERVE-006 Phase 1/2 Clinical Trial in Metastatic CRPC
A Phase 1/2 clinical trial (NCT05682443) is being conducted to evaluate the safety and efficacy of gotistobart in combination with lutetium Lu-177 vipivotide tetraxetan in patients with mCRPC who have disease progressed on androgen receptor pathway inhibition. The primary endpoints are PSA50 and safety.
–In June 2025, data from the Phase 1 part of this trial were presented at the ASCO Annual Meeting and in
February 2026, updated data from the Phase 1 part were presented at the ASCO GU Cancers Symposium..
The data indicated a manageable safety profile and preliminary clinical activity for gotistobart in combination with Lu 177 in patients with mCRPC.
–We expect data from the Phase 2 part of this trial in 2026.
PRESERVE-001 Phase 1/2 Clinical Trial in Advanced or Metastatic Solid Tumors
A Phase 1/2 dose escalation clinical trial (NCT04140526) is being conducted to evaluate gotistobart as a single agent and in combination with pembrolizumab in patients with advanced or metastatic solid tumors.
–In June 2025, at the 2025 ASCO Annual Meeting, updated data from the melanoma cohorts of the ongoing trial were presented. The data suggested encouraging preliminary clinical activity and a manageable tolerability profile with no new safety signals observed.

Annual Report on Form 20-F for the year ended December 31, 2025

ii. BNT314/GEN1059 is being developed in collaboration with Genmab. BNT314/GEN1059 is a potential first-in-
class bispecific antibody product candidate designed to boost antitumor immune responses through epithelial cell adhesion molecule-, or EpCAM-, dependent 4-1BB agonistic activity.
Phase 1 Clinical Trial in Advanced or Metastatic Solid Tumors
A Phase 1 clinical trial (NCT06150183) is being conducted to evaluate the safety and preliminary antitumor activity of BNT314/GEN1059 in patients with advanced or metastatic solid tumors.
iii. BNT317, an Antibody for the Treatment of Advanced Solid Tumors
Phase 1 Clinical Trial in Advanced Solid Tumors
A Phase 1 clinical trial (NCT06750185) is being conducted to evaluate the safety, tolerability, pharmacokinetics, and immunogenicity of BNT317 in participants with advanced solid tumors.
5. Oncology Cell Therapy Product Candidates
i. BNT211, a chimeric antigen receptor, or CAR, T-cell therapy – CAR-T - in multiple solid tumors
BNT211 is a novel approach combining an autologous tumor-specific CAR-T cell therapy candidate targeting the oncofetal antigen Claudin-6 (CLDN6) with a CLDN6-encoding CAR-T cell amplifying RNA vaccine, or CARVac, that is based on BioNTech’s FixVac platform in one regimen.
Phase 1 Clinical Trial in CLDN6-Positive Relapsed or Refractory Solid Tumors
A Phase 1 dose escalation clinical trial (NCT04503278) is being conducted to evaluate BNT211 as monotherapy or in combination with CARVac in patients with CLDN6-positive relapsed or refractory solid tumors, including non-small cell lung cancer, gastric cancer, ovarian cancer and testicular germ cell tumors.
B. Infectious Disease Programs
1. Next-Generation COVID-19 Vaccine
In collaboration with Pfizer, we are aiming to develop a vaccine candidate that enhances and broadens SARS-
CoV-2 immunogenicity responses.
2. COVID-19 – Influenza Combination mRNA Vaccine Program – BNT162 + BNT161
In collaboration with Pfizer Phase 1/2 clinical trials are being conducted to evaluate the safety, tolerability and immunogenicity of the combination of the companies’ mRNA vaccine candidates against influenza and
COVID-19. We expect to provide updates as the program progresses.
3. Herpes Simplex Virus Vaccine Program – BNT163
A Phase 1 clinical trial (NCT05432583) is being conducted to evaluate the safety, tolerability, immunogenicity and preliminary efficacy of BNT163 for the prevention of genital lesions caused by HSV-2 and potentially HSV-1.
–In October 2025, data from this trial were presented at the 2025 Infectious Disease Week, or IDWeek, congress. The data showed BNT163 was well-tolerated with an acceptable safety profile and induced binding antibody and neutralizing titers to HSV-2 antigens.
4. Tuberculosis Vaccine Program - BNT164
In December 2025, a Phase 1a clinical trial (NCT05537038) to evaluate the safety, reactogenicity, and immunogenicity of BNT164 was completed.
A Phase 1b/2a clinical trial (NCT05547464) is being conducted to assess the safety, reactogenicity, and immunogenicity of mRNA vaccine candidates against tuberculosis disease.

Annual Report on Form 20-F for the year ended December 31, 2025

5. Malaria Vaccine Program – BNT165
A Phase 1/2 trial (NCT06069544) to evaluate the safety, tolerability, immunogenicity and efficacy of a second investigational RNA-based vaccine candidate is on clinical hold by the FDA, as announced on March 4, 2025.
BioNTech has complied with the hold by the FDA and, in accordance with the clinical trial protocol, had proactively paused the study. BioNTech is assessing next steps in the development of this vaccine candidate.
6. Mpox Vaccine Program – BNT166
A Phase 1/2 clinical trial (NCT05988203) is being conducted to evaluate the safety, tolerability, reactogenicity and immunogenicity of an mRNA-based multivalent vaccine candidate (BNT166a).
–In October 2025, data from the Phase 1 portion of this trial were presented at the 2025 IDWeek congress. The data showed that BNT166 was well-tolerated and induced multiantigen-directed antibodies with cross-mpox virus clade and cross-orthopoxvirus neutralization activity in vaccinia virus-naïve and experienced participants.
A randomized, placebo-controlled Phase 2 clinical trial (NCT07379580) is being conducted to evaluate the safety, reactogenicity, and immunogenicity of BNT166 in healthy participants.
7. Shingles Vaccine Program – BNT167
A Phase 1/2 clinical trial (NCT05703607) to evaluate the safety, tolerability, and immunogenicity of BNT167 in up to 900 healthy volunteers 50 through 69 years of age was terminated.
–Both we and Pfizer have decided to opt-out of the further development of BNT167.
8. HIV Antibody Program – BNT351
In February 2026, the first patient was dosed in a Phase 1 clinical trial (NCT07392372) to evaluate the safety, pharmacokinetics, and antiviral activity of BNT351 in adults living with and without HIV.
VI. Sales, Marketing and Distribution
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
We aim to build a specialized oncology sales force in major markets, including North America and Europe, while leveraging our commercial partners for co-commercialization. We are working towards being commercial-ready in anticipation of potential commercial oncology launches as soon as 2027, if approved.
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

Annual Report on Form 20-F for the year ended December 31, 2025

We operate GMP-certified manufacturing facilities in Germany, where we manufacture mRNA therapeutics and engineered cell therapies for both our own pipeline, including a state-of-the art, multi-platform, GMP-certified manufacturing facility located in Marburg, Germany. We also operate a fifth facility in Germany where we manufacture custom peptides both to support our extensive immunomonitoring activities within our development programs and for third parties. Our subsidiary BioNTech Innovative Manufacturing Services GmbH, or BioNTech
IMFS, has been manufacturing GMP-certified cellular products since 1999.
Outside of Germany, we operate manufacturing sites in Zhuhai and Nantong, China. The Zhuhai site serves as a local R&D and biotech hub, while the Nantong site serves as an industrial-scale antibody production (drug substance and drug product) facility for clinical programs. We are building a BioNTainer site in Kigali, Rwanda, with the intent to enable robust end-to-end manufacturing in Africa for mRNA-based medicines. Furthermore, we are advancing the development and commissioning of a state-of-the-art mRNA manufacturing facility at La Trobe
University in Melbourne, Australia, and have established R&D mRNA manufacturing capabilities in leased laboratory space at the university.
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
mRNA. We believe scaling up manufacturing for mRNA can best be executed as part of a proprietary manufacturing approach, rather than as part of an outsourcing strategy. We believe this approach allows us to maintain control of our proprietary processes and gives us the flexibility we need for scheduling batch production for our drug substances to match our development plans as they evolve. Our mRNA manufacturing is currently conducted at our in-house BioNTech IMFS facility, our BioNTech East Wing facility, and our Marburg facility. The
East Wing facility manufactures iNeST (finished product). BioNTech IMFS produces DS, formulated Drug
Product as well as precursors (Liposomes) for early clinical supply. Our manufacturing facility in Marburg is one of the largest mRNA vaccine manufacturing sites worldwide with an annual capacity of up to three billion doses of mRNA drug substance and we believe we are well positioned to supply the quantities required by global market demand.
Cell Therapy Products. We have end-to-end capabilities and teams in Germany with over 20 years of experience in cell therapy manufacturing, quality control and release. Our cell therapy programs target novel and known tumor-specific antigens, including patient-specific mutant neoantigens. We also leverage our mRNA vaccine technology to further boost T-cell activation, expansion, and persistence. Our state-of-the-art manufacturing processes of cellular products involve the isolation of primary human blood cells and subpopulations, such as,
e.g., CD3+ T cells. At our BioNTech IMFS facility, cell products are cultured, expanded and genetically modified
(e.g., CAR-T cells) in an aseptic automated production process in specialized cleanroom facilities with a turn-
around time of below 35 days. We also have the capability for in-house mRNA production for the genetic modification of such innovative cell therapy products.
Peptides. Our custom peptide synthesis business has developed unique technologies to produce several million peptides over the past ten years to support our growing clinical pipeline. These include fast small-scale

Annual Report on Form 20-F for the year ended December 31, 2025 manufacturing of peptides for target and epitope discovery as well as for neoepitope characterization and production of high content arrays. It is important to synthesize highly purified peptides in order to avoid false positives in immunomonitoring in our mRNA immunotherapy trials. We also use peptides as starting materials in our engineered cell therapies as well as in some drug formulations and biomarker discovery studies. We have developed proprietary technologies to produce highly complex and purified peptide pools that consist of overlapping peptides spanning entire antigens or neoepitopes. In September 2025, we moved into a new manufacturing plant in Berlin, which approximately doubled our manufacturing capacity to produce peptides and diversified our peptide activities towards new fast-growing markets.
B. Manufacturing Facilities
The information included herein is as of the date of this Annual Report.
Manufacturing sites in Germany
Marburg
Marburg is one of our fully owned, state-of-the-art manufacturing facilities for just-in-time delivery and scalable production. Our Marburg manufacturing facility comprises eight large and small molecule production suites. It is one of the largest mRNA vaccine manufacturing sites globally. The facility has the capacity to produce up to three billion doses of mRNA drug substance vaccine annually.
Marburg is our central hub for innovation and development of novel manufacturing solutions. It is a center of excellence, not only in terms of facilities and devices, but as a know-how hub with appropriate and forward-
looking staff training. We have about 450 employees on site. To ensure production, we work in flexible/different shift models up to 24/7 if required.
Idar-Oberstein
BioNTech IMFS: Our manufacturing operations for cell therapy products and clinical bulk mRNA are housed in our wholly owned subsidiary. Founded in 1997, BioNTech IMFS specializes in services for innovative therapeutic approaches. In 2009, BioNTech IMFS became our wholly owned subsidiary, giving us access to synergistic platforms and complementary expertise for development, testing and manufacturing services. BioNTech IMFS and its predecessors have had GMP-certified cell and gene therapy manufacturing capabilities since 1999, and obtained GMP manufacturing authorization for mRNA production in 2011. In 2017, BioNTech IMFS began automated manufacturing of the iNeST product candidate and entered its first commercial supply contract for retroviral vectors. The BioNTech IMFS facility is located near Mainz. Around 500 staff members are employed at this facility, with collective expertise in molecular biology, cell biology and virology and a close working relationship with our R&D teams in Mainz. We consider BioNTech IMFS our powerhouse for early-stage mRNA material.
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

Annual Report on Form 20-F for the year ended December 31, 2025

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
Another GMP facility in Mainz for mRNA-based products was completed in 2025, with a target manufacturing license date of 2027. With advanced automation and streamlined processes, this new facility is designed to serve a high four-digit number of patients annually.
Tübingen
In January 2026, we became the sole owner of the German mRNA company CureVac’s business operations.
CureVac’s Tübingen site is a GMP-compliant mRNA manufacturing hub primarily designed for clinical-stage supply. It includes multiple multi-product GMP suites and an upscaled facility planned for supporting late-stage trials and potentially commercial supply. A key asset is the automated “RNA Printer” enabling small-batch, end-
to-end mRNA and LNP production suited for personalized oncology.
Berlin
JPT, our peptide manufacturing facility located in Berlin, was established in 2004 and became a wholly owned subsidiary of BioNTech in 2008. JPT has manufacturing capacity to produce up to 1 million peptides per year for research applications, including drug discovery and bioanalysis.
Global manufacturing sites
Outside of Europe, we maintain sites in China, Rwanda and Australia.
Nantong and Zhuhai, China
Biotheus, now a BioNTech subsidiary, operates two strategic Chinese sites linked to its biologics pipeline. Its
Zhuhai location serves as a local R&D and biotech hub, with GMP production for early-phase clinical trials. The larger Nantong campus provides industrial-scale antibody production (drug substance and drug product) for clinical programs and is intended to support initial launches and ongoing commercial supply. Currently, Nantong operates a single drug substance line with three 2000-liter reactors and one filling line. A second drug substance line is under construction.
The BioNTainer: a platform for localized and sustainable mRNA production
The BioNTainer is an example of our innovative approach to establishing scalable vaccine production. It was developed to ensure sustainable, equitable access to our programs, particularly in low-income countries and regions with limited infrastructure. The BioNTainer allows scalable vaccine production by developing and delivering mRNA manufacturing facilities based on a containerized clean room solution with a modular design, standardized equipment, and software components. Each BioNTainer unit is a clean room, which we equip with state-of-the-art manufacturing solutions for the manufacture and formulation of mRNA-based vaccines. Each
BioNTainer unit is built of six to eight ISO-sized containers. A BioNTainer unit can be equipped to manufacture a range of mRNA-based vaccines targeted to regional needs: for example, our COVID-19 vaccine and our investigational malaria, tuberculosis, or mpox vaccines, if they are successfully developed, approved, and authorized by regulatory authorities and in line with regional demand. The BioNTainer units can also support clinical-scale manufacturing of investigational mRNA-based medicines.
Kigali, Rwanda Manufacturing Facility

Annual Report on Form 20-F for the year ended December 31, 2025

Our first international BioNTainer site was the BioNTainer manufacturing facility in Kigali, Rwanda. The Kigali facility was planned to install two sets of BioNTainer units for commercial-scale bulk production of mRNA vaccines with the intent to enable robust end-to-end manufacturing in Africa for mRNA-based medicines. The first BioNTainer unit arrived in Kigali, Rwanda in 2023. We acknowledged this important milestone in progressing
mRNA vaccine manufacturing capabilities in Africa with the inauguration of our site in Kigali, Rwanda.
In 2024, we announced that CEPI would be committing up to $145 million to support us to establish further
mRNA clinical-scale manufacturing capabilities at the Kigali facility. The setup of clinical-scale manufacturing capabilities for mRNA-based vaccine candidates involves the installation of two additional BioNTainer units at the Kigali facility - one unit for clinical scale Drug Substance and bulk Drug Product production and one unit for vaccine filling. The clinical scale BioNTainer units are expected to be installed in 2026 and are intended to produce and fill up to 500,000 doses of clinical trial material and/or commercial vaccines per year. We plan to apply for a GMP manufacturing license in 2027. Under the terms of the agreement with CEPI, we intend to provide sustainable supply of our prophylactic vaccines manufactured at the Kigali facility if successfully developed and authorized, such as vaccines against malaria, mpox and tuberculosis, to low and lower middle-
income countries, with priority supply to African countries.
The facility’s manufacturing capacity will depend on the mRNA product being manufactured and various factors, such as dosage and formulation. For commercial vaccine production or in response to a pandemic, we may activate all installed BioNTainers on site and could potentially manufacture up to 50 million doses annually of a product, using an RNA process similar to that used for the COVID-19 vaccines by Pfizer and us.
The European Investment Bank, or EIB, and European Commission, or EC, are supporting the development of our mRNA manufacturing site in Rwanda. In October 2025, up to €95 million in blended EC and EIB financing was awarded to support site infrastructure and facility operations and to develop contract development manufacturing organization capabilities with the goal of enabling the manufacture of clinical trial materials for local partners. Our partnership with CEPI and the EC/EIB strengthens Africa’s vaccine ecosystem.
By the end of 2025, BioNTech Rwanda employed approximately 40 people from eight different African countries and is expected to continue to grow in 2026.
Melbourne, Australia Manufacturing Facility
In 2023, we signed a multi-year strategic partnership with the State of Victoria, Australia, for an initiative to strengthen the local mRNA ecosystem with our BioNTainer technology. This partnership aims to provide high-
tech manufacturing capabilities and our expertise to develop projects for further research and development.
We are advancing the development and commissioning of our state-of-the-art mRNA manufacturing facility on the Bundoora campus of La Trobe University in Melbourne. Having broken ground on the site in 2024, construction activities on the building structure have gained momentum. In November 2025, we celebrated the
“topping-out” of the building, with the successful completion of the concrete superstructure. Once operationally ready, the facility is intended to support Australia’s growing mRNA ecosystem by producing R&D and cGMP clinical-scale investigational mRNA-based medicines.
In advance of the completion of our R&D and clinical-scale mRNA manufacturing facility, in mid-2025, we established R&D mRNA manufacturing capabilities in leased laboratory space at La Trobe University. In October
2025, we celebrated the successful manufacture of mRNA on Australian soil. Our R&D mRNA manufacturing services are now available to the growing mRNA ecosystem, and we expect our capabilities to expand through
2026. Upon completion of construction, we expect to transfer our R&D processes and equipment trains into our own facility.
Following the opening of our Innovation Center in Melbourne’s central business district in mid-2024, our local scientific and strategic leadership team made a concerted effort to engage with and integrate into the mRNA

Annual Report on Form 20-F for the year ended December 31, 2025 ecosystem in Australia and the broader region. We expect to continue to leverage our local and global expertise to assess and identify mRNA-focused research projects from academia and industry and facilitate their transition to clinical-stage development as potential future product candidates.
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
Our collaborations include, without limitation:
–Bristol Myers Squibb to jointly develop, manufacture and commercialize pumitamig;
–DualityBio for the research and development of certain antibody drug conjugates;
–Genentech for our iNeST platform in our mRNA drug class;
–Genmab for our next-generation checkpoint immunomodulator platform in our protein-based therapeutics drug class;
–OncoC4 for the research and development of certain monoclonal anti-CTLA4 antibodies; and
–Pfizer for our COVID-19 vaccine program, which leverages technology from our infectious disease mRNA-
based platform.
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
A. BMS Collaboration
On June 2, 2025, we entered into a Global Co-Development and Co-Commercialization Agreement, which we refer to as the Original Agreement, with Bristol Myers Squibb Company, or BMS, to jointly develop, manufacture and commercialize our investigational bispecific antibody pumitamig across numerous solid tumor types.
Other than the right to receive upfront payment, non-contingent anniversary payments and development and regulatory approval milestones (which stay with BioNTech SE), we assigned our rights and obligations under the
Original Agreement to our subsidiary BioNTech US Inc. pursuant to an Assignment and Assumption Agreement dated June 2, 2025 which was amended on August 15, 2025. In connection with the assignment, the parties also entered into a Parent Guarantee in favor of BMS dated June 2, 2025. The Original Agreement was amended and

Annual Report on Form 20-F for the year ended December 31, 2025 restated on August 15, 2025 to further define the performance-related rights and obligations of the collaboration, which, as so amended and restated, we refer to as the BMS Agreement.
Under the BMS Agreement, BMS paid us $1.5 billion in an upfront payment and agreed to pay $2 billion total in non-contingent anniversary payments through 2028. Furthermore, we will be eligible to receive up to $7.6 billion in additional development, regulatory and commercial milestones. The parties will equally share global profits and losses.
The parties have agreed to use commercially reasonable efforts to jointly develop pumitamig, as a monotherapy or in combination with other products, pursuant to a Joint Development Plan, or JDP. Development costs will generally be shared equally; provided, if a particular joint clinical trial involves pumitamig in combination with a proprietary or in-licensed asset of either party, cost sharing will be on an adjusted basis, subject to certain exceptions.
Each party may propose new clinical trials for additional indications or combinations to be added to the JDP. If the other party declines co-funding of a proposed new trial in the JDP, the proposing party may proceed independently at its own cost, under the oversight of the Joint Development Committee, subject to certain reimbursement rights against the other party.
The parties have also agreed to use commercially reasonable efforts to jointly commercialize pumitamig pursuant to a jointly-developed global commercialization strategy and certain co-commercialization and market access plans. The parties will equally share any profits and losses from the commercialization of pumitamig. A
Joint Commercialization Committee will coordinate and allocate commercial responsibilities, including the “lead”
role with respect to specific activities, in an equitable manner to maximize the success of pumitamig and to maximize the efficiencies of the collaboration and avoid duplication of efforts as much as possible. Each party has the right to contribute equally (on a market-by-market basis) to all strategic commercial planning and execution, subject to certain exceptions.
We will be solely responsible and will use commercially reasonable efforts for the global clinical supply of pumitamig initially before the completion of a manufacturing technology transfer from us to BMS. Following the completion of the manufacturing transfer, we will continue to be responsible and will use commercially reasonable efforts for the global clinical supply of pumitamig, but the parties may agree for BMS to manufacture certain quantities of the clinical supply. Following the completion of the manufacturing transfer and BMS being otherwise ready to manufacture and supply at scale, BMS will be responsible for the commercial supply of pumitamig, provided that we retain the right to contribute a certain percentage of global commercial supply, subject to certain conditions.
Each party has granted to the other party certain co-exclusive licenses under its intellectual property, or IP, including patents and know-how (including to each party’s share of any future jointly owned IP under the BMS
Agreement), to perform development and medical affairs activities with respect to seek and obtain regulatory approvals of, and manufacture, commercialize and otherwise exploit pumitamig.
The parties have also agreed to a mutual right of first negotiation, effective from the date of the BMS Agreement through the fifth anniversary thereof, with respect to certain events related to next generation antibodies, where either party (a) receives a transaction proposal from a third party, (b) intends to enter into such a transaction with a third party, or (c) determines to initiate a registrational trial for such next generation antibody.
The term of the BMS Agreement commenced on June 2, 2025 and will remain in effect until and unless the parties mutually agree to permanently terminate and cease all exploitation of pumitamig, or the BMS Agreement is otherwise earlier terminated by the parties in accordance with its terms. BMS has the right to terminate for convenience by giving a specified period of prior notice. BMS may also terminate if BMS determines in good faith that there is unacceptable risk for harm in humans relating to pumitamig that is not resolved, or a Safety

Annual Report on Form 20-F for the year ended December 31, 2025

Issue. Each party may also terminate for uncured material breach or insolvency of the other party. In the event that the termination is by BMS for convenience or by us for uncured material breach, the parties will continue to co-fund certain ongoing clinical trials until the earlier of the completion or wind-down of such clinical trials or the conclusion of a specified period from the date of notice of termination. Upon termination, all licenses granted under the BMS Agreement will terminate, except that BMS will grant us a reversion license (other than where termination is by BMS for a Safety Issue) to BMS’s interest in specified reversion IP to allow us to continue developing and commercializing licensed products in the form such licensed products existed as of the date of termination, subject to the parties agreeing on the financial payments for such reversion license. The grant of the reversion license is contingent on (i) the parties’ agreement upon commercially reasonable financial payments and (ii) the parties entering into a reasonable license agreement for the reversion license. In the event that the parties cannot agree on commercially reasonable financial payments during a specified period, the parties will refer such matter for resolution by baseball arbitration. During the period between termination and entry into the reversion license (or a specified period following the termination date, if earlier), BMS may not bring any claim against us for infringement of any reversion IP in the conduct of any development activities ongoing as of the termination date.
B. DualityBio Global Strategic Partnership
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

Annual Report on Form 20-F for the year ended December 31, 2025

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
C. Genentech iNeST Collaboration
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

Annual Report on Form 20-F for the year ended December 31, 2025

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

Annual Report on Form 20-F for the year ended December 31, 2025

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
Genmab is obligated to provide regular updates to us on regulatory activities.
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

Annual Report on Form 20-F for the year ended December 31, 2025

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
E. OncoC4 Collaboration
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

Annual Report on Form 20-F for the year ended December 31, 2025

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
F. Pfizer COVID-19 Vaccine Collaboration
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

Annual Report on Form 20-F for the year ended December 31, 2025

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
Under the Pfizer Agreement, we have granted Pfizer an exclusive, sublicensable license in the Pfizer
Collaboration Territory under certain of our intellectual property, including our patents and know-how, relating to uridine RNA, modified RNA and replicons in the Pfizer Corona Field as well as certain intellectual property in-
licensed by us from third parties, to use, research, develop, manufacture, commercialize and otherwise exploit candidates and products selected under the Pfizer Agreement. We undertake to maintain in full effect all intellectual property licenses held by us at the time we entered into the Pfizer Agreement and not to modify or amend any such license in a manner that would adversely affect any of the rights granted to Pfizer under the
Pfizer Agreement. We are obligated to notify Pfizer of any breach of our current licenses and may be obligated to take steps to maintain Pfizer’s access to any intellectual property licensed under such licenses. Under the Pfizer
Agreement, we are obligated to indemnify Pfizer with respect to certain product liability and patent infringement claims.
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
IX. Government Regulation
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

Annual Report on Form 20-F for the year ended December 31, 2025

A. Regulation and Procedures Governing Approval of Drug and Biological Products in the United States
In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or the FDCA, and its implementing regulations and biologics under the FDCA, the Public Health Service Act, or the PHSA, and
their implementing regulations. Both drugs and biologics are subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and subsequent compliance with applicable federal, state and local statutes and regulations requires the expenditure of substantial time and financial resources.
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
–preclinical laboratory tests, animal studies and formulation studies all performed in accordance with applicable regulations, including the FDA’s good laboratory practices, or GLP, regulations;
–submission to the FDA of an IND application for human clinical testing, which must become effective before human clinical trials may begin;
–approval by the IRB representing each clinical site before each clinical trial may be initiated;
–performance of adequate and well-controlled human clinical trials to establish the safety, potency and purity of the product candidate for each proposed indication, in accordance applicable regulations, including GCP;
–preparation and submission to the FDA of a NDA for a drug product, or a BLA for a biological product requesting marketing approval for one or more proposed indications, including submission of detailed information on the manufacture and composition of the product in clinical development, evidence of safety, purity and potency from preclinical testing and clinical trials, and proposed labeling;
–review of the product by an FDA advisory committee, if applicable;
–satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities, including those of third parties, at which the product, or components thereof, are produced to assess compliance with current GMP requirements and to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality and purity;
–satisfactory completion of any FDA audits of the clinical study sites to assure compliance with applicable regulations and GCP, and the integrity of clinical data in support of the NDA or BLA;
–payment of user fees and securing FDA approval of the NDA or BLA; and
–compliance with applicable regulations post approval, including any post-approval requirements, such as the potential requirement to implement a REMS and to conduct any post-approval studies required by the FDA.
The preclinical and clinical testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for our product candidates and any future product candidates will be granted on a timely basis, or at all.

Annual Report on Form 20-F for the year ended December 31, 2025

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

Annual Report on Form 20-F for the year ended December 31, 2025

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
–Phase 1 clinical trials (or Phase 1) are initially conducted in a limited population to test the product candidate for safety, including adverse effects, dose tolerance, absorption, metabolism, distribution, excretion and pharmacodynamics in healthy humans or, on occasion, in patients, such as in the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers.
–Phase 2 clinical trials (or Phase 2) are generally conducted in a limited patient population to identify possible adverse effects and safety risks, preliminarily evaluate the efficacy of the product candidate for specific targeted indications and determine dose tolerance and optimal dosage. Multiple Phase 2 clinical trials may be conducted by the sponsor to obtain information prior to beginning larger Phase 3 clinical trials. When a drug is intended to treat life-threatening or severely debilitating illnesses, and particularly for rare diseases, the FDA may accept well-controlled Phase 2 clinical trials as adequate to provide sufficient data on the drug’s safety and effectiveness to support a decision on its approvability for marketing, in which case Phase 3 clinical trials would not be required.
–Phase 3 clinical trials (or Phase 3) proceed if the Phase 2 clinical trials demonstrate that a certain dose or dose range of the product candidate is potentially effective and has an acceptable safety profile. Phase 3 clinical trials are undertaken within an expanded patient population, often at geographically dispersed clinical trial sites, to gather additional information about safety and effectiveness necessary to evaluate the overall benefit-risk relationship of the product and to provide the basis for product labeling.
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

Annual Report on Form 20-F for the year ended December 31, 2025

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

Annual Report on Form 20-F for the year ended December 31, 2025 if the FDA requests or if the sponsor otherwise provides additional information or clarification regarding information already provided in the submission within the last three months before the PDUFA goal date.
The FDA reviews NDA and BLA applications to determine, among other things, whether the proposed product is safe and potent, and/or effective, for its intended use, and has an acceptable purity profile, and whether the product is being manufactured in accordance with GMP requirements to assure and preserve the product’s identity, safety, strength, quality, potency and purity. On the basis of the FDA’s evaluation of the application and accompanying information, including the results of the inspection of the manufacturing facilities and any FDA audits of clinical trial sites to assure compliance with GCPs, the FDA may issue either an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. Under the FDCA, the FDA may approve an NDA if it determines that the product is safe and effective for its intended use, the benefits of the drug outweigh any risks, and the methods used in manufacturing the drug and the controls used to maintain the drug’s quality are adequate to preserve the drug’s identity, strength, quality and purity. Under the PHSA, the FDA may approve a BLA if it determines that the product is safe, pure and potent and the facility where the product will be manufactured meets standards designed to ensure that it continues to be safe, pure and potent. If the application is not approved, the FDA may issue a complete response letter, which will contain the conditions that must be met in order to secure final approval of the application, and when possible will outline recommended actions the sponsor might take to obtain approval of the application. If a complete response letter is issued, the sponsor may either resubmit the NDA or BLA, addressing all of the deficiencies identified in the letter, or withdraw the application.
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
If the FDA approves a new product, it may limit the approved indications for use of the product or limit the approval to specific dosages. It may also require that certain contraindications, warnings or precautions be included in the product labeling. In addition, the FDA may call for post-approval studies, including Phase 4 clinical trials, to further assess the product’s safety after approval. The agency may also require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, including risk evaluation and mitigation strategies, or REMS, to help ensure that the benefits of the product outweigh the potential risks. REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use, or ETASU. ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring and the use of patent registries. If the FDA concludes a REMS is needed, the sponsor of the NDA or BLA must submit a proposed REMS; the FDA will not approve the NDA or BLA without a REMS, if required. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. After approval, many types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Annual Report on Form 20-F for the year ended December 31, 2025

Fast Track, Breakthrough Therapy and Priority Review Designations
The FDA may designate certain products for expedited review if they are intended to address an unmet medical need in the treatment of a serious or life-threatening disease or condition. These programs include fast track designation, breakthrough therapy designation and priority review designation.
The FDA may designate a product for fast track review if it is intended, whether alone or in combination with one or more other products, for the treatment of a serious or life-threatening disease or condition, and it demonstrates the potential to address unmet medical needs for such disease or condition. Fast track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a new drug or biologic may request that the FDA designate the drug or biologic as a fast track product at any time during the clinical development of the product. For fast track products, sponsors may have greater interactions with the FDA and the FDA may initiate review of sections of a fast track product’s application before the application is complete. This rolling review may be available if the FDA determines, after preliminary evaluation of clinical data submitted by the sponsor, that a fast track product may be effective. The sponsor must also provide, and the FDA must approve, a schedule for the submission of the remaining information and the sponsor must pay applicable user fees. However, the FDA’s time period goal for reviewing a fast track application does not begin until the last section of the application is submitted, and designation as a fast track product does not guarantee a decision by that goal date. Fast track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.
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
The FDA may designate a product for priority review if it is a product that treats a serious condition and, if approved, would provide a significant improvement in safety or effectiveness. The FDA determines, on a case-
by-case basis, whether the proposed product represents a significant improvement when compared with other available therapies. Significant improvement may be illustrated by evidence of increased effectiveness in the treatment of a condition, elimination or substantial reduction of a treatment-limiting product reaction, documented enhancement of patient compliance that may lead to improvement in serious outcomes and evidence of safety and effectiveness in a new subpopulation. A priority designation is intended to direct overall attention and resources to the evaluation of such applications, and to shorten the FDA’s goal for taking action on a marketing application to six months (compared to 10 months under standard review). A designation of priority review does not guarantee a decision by the priority review date.
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

Annual Report on Form 20-F for the year ended December 31, 2025

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

Annual Report on Form 20-F for the year ended December 31, 2025

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
–restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;
–fines, untitled letters or warning letters or holds on post-approval clinical trials;
–adverse publicity, including FDA statements regarding the safety of products;

Annual Report on Form 20-F for the year ended December 31, 2025

–refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product license approvals;
–product seizure or detention, or refusal to permit the import or export of products; or
–injunctions, fines, debarment, disgorgement of profits or the imposition of civil or criminal penalties.
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

Annual Report on Form 20-F for the year ended December 31, 2025

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
The FDA may, on its own initiative or at the request of the sponsor, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. Additional requirements and procedures relating to deferral requests and requests for extension of deferrals are contained in the Food and Drug Administration Safety and Innovation Act. Unless otherwise required by regulation, the pediatric data requirements do not apply to products with orphan designation.
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

Annual Report on Form 20-F for the year ended December 31, 2025

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
Clinical Trial Approval
Until recently, pursuant to the Clinical Trials Directive 2001/20/EC and the Directive 2005/28/EC on GCP, a
system for the approval of clinical trials in the European Union had been implemented through national legislation of the member states. Under this system, a sponsor had to obtain approval from the competent national authority of a European Union member state in which the clinical trial is to be conducted or in multiple member states if the clinical trial is to be conducted in a number of member states. Furthermore, the sponsor could only start a clinical trial at a specific study site after an independent ethics committee had issued a favorable opinion.
In April 2014, the European Union adopted a new Clinical Trials Regulation (EU) No 536/2014, which took effect on January 31, 2022 and replaced the Clinical Trials Directive 2001/20/EC. Commission Implementing
Regulation (EU) 2017/556 replaced the GCP Directive 2005/28/EC. The Clinical Trials Regulation has
overhauled the former system of approvals. Specifically, the Regulation, which is directly applicable in all member states, aims to simplify and streamline the approval of clinical trials in the European Union. For instance, Regulation (EU) No 536/2014 enables sponsors to submit one online application via a single online platform known as the Clinical Trials Information System (CTIS) for approval to run a clinical trial in several
European countries, making it more efficient to carry out such multinational trials. It provides for strictly defined deadlines for the assessment of clinical trial applications. This means that one national authority takes the lead in reviewing the application and the other national authorities have only limited involvement, although the clinical trial approval is still granted by each national competent authority. Any substantial changes to the trial protocol or other information submitted with the clinical trial applications must be notified to or approved by the relevant competent authorities and ethics committees.
As of January 31, 2025, all new or ongoing clinical trials in the European Union are subject to the requirements of the Clinical Trials Regulation (and the Clinical Trial Directive no longer applies).
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

Annual Report on Form 20-F for the year ended December 31, 2025

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
All application procedures require an application in the common technical document, or CTD, format, which includes the submission of detailed information about the manufacturing and quality of the product, and nonclinical and clinical trial information. There is an increasing trend in the European Union toward greater transparency and, while certain of the manufacturing or quality information is currently generally protected as commercially confidential information, the EMA and national regulatory authorities are now liable to disclose much of the nonclinical and clinical information in marketing authorization dossiers, including the full clinical study reports, in response to freedom of information requests after the marketing authorization has been granted. In October 2014, the EMA adopted a policy under which clinical study reports would be posted on the agency’s website following the grant, denial or withdrawal of a MAA, subject to procedures for limited redactions and protection against unfair commercial use. The full operation of this policy has been suspended in recent years due to priorities. However, it continues to apply the policy to COVID-19 vaccines and therapeutics and any medicines with new active substances that received a CHMP opinion from September 2023 onwards or were withdrawn before the opinion stage. A similar transparency requirement is contained in the Clinical Trials
Regulation (EU) No 536/2014.
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

Annual Report on Form 20-F for the year ended December 31, 2025

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
–the applicant must complete an identified program of studies within a time period specified by the competent authority, the results of which form the basis of a reassessment of the benefit/risk profile;
–the medicinal product in question may be supplied on medical prescription only and may in certain cases be administered only under strict medical supervision, possibly in a hospital, and in the case of a radio-
pharmaceutical, by an authorized person; and
–the package leaflet and any medical information must draw the attention of the medical practitioner to the fact that the particulars available concerning the medicinal product in question are as yet inadequate in certain specified respects.

Annual Report on Form 20-F for the year ended December 31, 2025

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
–the benefit-risk balance of the product is positive;
–it is likely that the applicant will be able to provide comprehensive data;
–unmet medical needs will be fulfilled; and
–the benefit to public health of the medicinal product’s immediate availability on the market outweighs the risks due to need for further data.
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

Annual Report on Form 20-F for the year ended December 31, 2025

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

Annual Report on Form 20-F for the year ended December 31, 2025

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

Annual Report on Form 20-F for the year ended December 31, 2025

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

Annual Report on Form 20-F for the year ended December 31, 2025

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

Annual Report on Form 20-F for the year ended December 31, 2025

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
D. United Kingdom
Following the UK’s withdrawal from the European Union on January 31, 2020, the Trade and Cooperation
Agreement, or the TCA, which formally entered into force on May 1, 2021, serves as the primary treaty defining the political and economic relationship between the UK and the European Union after such withdrawal. While the
TCA governs tariff and quota free trade between the United Kingdom and the European Union markets, it does not provide for regulatory alignment. The regulatory framework for medicinal products in the United Kingdom is predominantly derived from European Union law. The UK currently offers different routes to obtain a marketing authorization: (a) a national application route with a 150-day assessment timeline, excluding clock stops or (b)
an international recognition route by which a company relies on a positive CHMP opinion or an approval granted by another reference regulator, including the FDA and the Japanese PDMA. The international recognition procedure takes 60 days with no clock stops for simpler applications that were approved by the reference regulator within the past two years and 110 days with the possibility of a clock stop for all other eligible applications.
Clinical trial rules in the UK are based on the wording of the previous European Union Clinical Trials Directive
2001/20/EC, although the UK recently updated its legislation governing clinical trials pursuant to the Medicines for Human Use (Clinical Trials) (Amendment) Regulations 2025. The reforms retain the core requirements of clinical trial regulation, including the need for both regulatory and ethics committee approval, but introduce procedural changes such as a combined regulatory and ethics committee review process, streamlined and accelerated assessments for low intervention clinical trials, and enhanced transparency obligations.
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

Annual Report on Form 20-F for the year ended December 31, 2025

E. Greater China
Mainland China
Similar to the United States and the European Union, Mainland China has rules governing the approval for development and commercialization of drugs, including specialized rules for vaccines. China’s drug law and regulations require that NMPA’s Center for Drug Evaluation, or CDE, approve a clinical trial application prior to initiating a study to support the safety and effectiveness of a drug, including a therapeutic or preventive biologic
(i.e., a vaccine). This clinical trial application generally takes approximately 60 business days but may be expedited to 30 business days in the case of innovative drugs that meet certain conditions.
Once approved, vaccine clinical trials must be conducted at sites that are qualified disease prevention and control, or CDC, institutions and grade III hospitals, and the implementation of the trial must be in accordance with China’s general drug and specialized vaccine good clinical practice regulations and related guidelines.
Other drug trials must be conducted at designated hospital sites in accordance with China’s general drug good clinical practice rules. Furthermore, prior to the commencement of the clinical trial in China each site’s ethics committee must approve the trial, and the National Health Commission must approve the collection and use of certain human samples containing genetic material and related genetic data. The human genetic resources, or
HGR, approval requires a joint approval or record-filing application by the Chinese and foreign parties, setting forth the parties that will handle data and samples, the type and amount of samples that will be utilized during the study, the tests/analysis run, and the plans for storage or destruction, and potentially the intellectual property sharing arrangement among the parties, among other items. If the research is exploratory (i.e., not tied to a program designed to obtain registration in China), patentable IP arising from the use of the HGR samples and data must be jointly owned by the Chinese and foreign parties. Once approved, the HGR approval/filing may require updates and amendments and additional procedures to transfer data to foreign parties that are not on the approval. A final report is due at the end of the study.
Once a clinical trial in China is complete and/or foreign data is assembled, a company may submit an application for a marketing authorization, or MA, of the drug. This procedure will include submission of pre-clinical and clinical data, manufacturing information and test results, among other items, and may include an onsite pre-
market verification by the Center for Food and Drug Inspections of NMPA. This application may be considered more quickly if the applicant qualifies for admission to various expedited programs, including breakthrough designation for drugs that are new to the world in some respect, treat life threatening or quality of life altering diseases and either have no comparator on the market or represent a significant clinical advantage over existing approved therapies. Conditional approval procedures permit approval of a drug based on earlier stage data, but subject continued marketing to the fulfillment of post-market conditions with a designation period of time, such as the completion of additional studies. Therapeutic biologics and small molecule drugs follow similar steps to approval for development and marketing. These steps are similar for drugs that are imported and those that are produced domestically in China. However, domestically produced drugs must be produced at a facility that also obtains a drug manufacturing license based, in part, on a pre-marketing good manufacturing practice inspection.
At both the clinical trial and MA stages, applicants for imported drugs must list a regulatory agent on the application. The agent must be an entity in China. An imported drug MA holder must also make a filing to a provincial level government appointing a domestic responsible entity, which is an entity that assists the marketing authorization holder, or MAH, with fulfilling its post-market drug regulatory obligations in China. The domestic responsible entity of the MAH is jointly liable with the MAH for these drug regulatory obligations.
Once approved, vaccines may be procured by the CDC through platforms organized by the provincial governments. Vaccines in China must be sold and directly distributed by domestic manufacturers or general distributors appointed to represent overseas makers to municipal level CDCs, which handle allocation and distribution to points of vaccination in China. Distribution of other drugs occurs through procurement processes for sales at public hospitals or sales to private hospitals or pharmacies. Distributors of all drugs must possess a
MA for the drug they are distributing for wholesale or a drug distribution license for wholesale or retail activities.

Annual Report on Form 20-F for the year ended December 31, 2025

As is the case with all drugs, once on the market, MAHs will also have post-market obligations, including fulfillment of post-marketing commitments that were part of the grant of their MA. In the case of vaccines, MAHs must pay compensation for injuries caused adverse events following inoculation, or AEFIs, if the vaccine is not one required as part of the National Inoculation Program. The government bears the cost of NIP vaccines and related AEFIs. All drug MAHs are subject to other post-market obligations for drug marketing authorization holders, including recalls, adverse reaction reporting, annual reporting, and inspections. All drug MAs must be renewed every five years, and supplemental applications, notifications, or reports may need to be submitted for major, moderate and minor changes, respectively, to the original registration (e.g., significant manufacturing changes).
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

Annual Report on Form 20-F for the year ended December 31, 2025

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
–the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in-cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or a specific intent to violate it in order to have committed a violation. Moreover, the government may assert that a claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act;
–the U.S. federal civil and criminal false claims laws, including the civil False Claims Act, and civil monetary penalties laws, which prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false, fictitious, or fraudulent or knowingly making, using, or causing to be made or used a false record or statement to avoid, decrease, or conceal an obligation to pay money to the federal government;
–HIPAA, which created additional U.S. federal criminal laws that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or a specific intent to violate it in order to have committed a violation;
–HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, and their respective implementing regulations, including the Final Omnibus Rule published in January 2013, which impose obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information without the appropriate authorization by entities subject to the law, such as healthcare providers, health plans and healthcare clearinghouses and their respective business associates;
–the U.S. federal transparency requirements, known as the federal Physician Payments Sunshine Act, under the ACA, which requires certain manufacturers of drugs, devices, biologics and medical supplies to report annually to the Centers for Medicare & Medicaid Services, or CMS, within the U.S. Department of Health and
Human Services, information related to payments and other transfers of value made by that entity to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members;
–U.S. federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;

Annual Report on Form 20-F for the year ended December 31, 2025

–U.S. federal government price reporting laws, which require us to calculate and report complex pricing metrics to government programs and which may be used in the calculation of reimbursement and/or discounts on marketed products;
–the Foreign Corrupt Practices Act, a U.S. law which regulates certain financial relationships with foreign government officials (which could include, for example, certain medical professionals);
–the national anti-bribery laws and laws governing interactions with healthcare professionals of European
Union member states;
–the U.K. Bribery Act 2010; and
–analogous laws and regulations in U.S. states and other jurisdictions, such as U.S. state anti-kickback and false claims laws, which may apply to healthcare items or services that are reimbursed by non-governmental third-party payors, including private insurers.
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

Annual Report on Form 20-F for the year ended December 31, 2025

Additionally, other federal health reform measures have been proposed and adopted in the United States in recent years:
–The American Taxpayer Relief Act of 2012, among other things, reduced Medicare payments to several providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.
–The Middle Class Tax Relief and Job Creation Act of 2012 required that CMS reduce the Medicare clinical laboratory fee schedule by 2% in 2013, which served as a base for 2014 and subsequent years. In addition, effective January 1, 2014, CMS also began bundling the Medicare payments for certain laboratory tests ordered while a patient received services in a hospital outpatient setting.
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

Annual Report on Form 20-F for the year ended December 31, 2025

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

Annual Report on Form 20-F for the year ended December 31, 2025

United States
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

Annual Report on Form 20-F for the year ended December 31, 2025

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

Annual Report on Form 20-F for the year ended December 31, 2025

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
X. Intellectual Property
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

Annual Report on Form 20-F for the year ended December 31, 2025

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
Regardless, we cannot be certain that any of the patent filings or other intellectual property rights that we have pursued or obtained will provide protection for any products as commercialized. As further variants of SARS-
CoV-2 arise, and its impact and characteristics evolve, the composition, manufacture, and use (including, e.g., dosage regimen) of our COVID-19 vaccine products may be adjusted or modified and our filings may not protect them.
Our future commercial success depends, in part, on our ability to obtain and maintain patent and other proprietary protection for commercially important technology, inventions and know-how related to our business;
defend and enforce our patents and other intellectual property; preserve the confidentiality of our trade secrets;
and operate without infringing, misappropriating or violating the valid and enforceable patents and other intellectual property rights of third parties. Our ability to stop third parties from making, using, selling, offering to sell or importing our products may depend on the extent to which we have rights under valid and enforceable patents, trade secrets or other intellectual property rights that cover these activities. With respect to both our owned and licensed intellectual property, we cannot be sure that patents will issue with respect to any of the owned or licensed pending patent applications or with respect to any patent applications that we, our co-owners or our licensors may file in the future, nor can we be sure that any of our owned or licensed patents or any patents that may be issued in the future to us or our licensors will be commercially useful in protecting any products that we ultimately attempt to commercialize or any method of making or using such products. Moreover, we may be unable to obtain patent protection for certain of our product candidates generally as well as with respect to certain indications. See “Risk Factors—Risks Related to Intellectual Property” in this Annual Report.
As of January 1, 2026, our overall owned and in-licensed patent portfolio included more than 600 patent families, each of which includes, or can in the future include, at least one filing in the United States or Europe, and several of which are pending or granted in multiple jurisdictions. The patent families include at least 560 patent families that are solely or jointly owned by BioNTech, including certain families acquired through our acquisitions and others that we have licensed from a third party.
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

Annual Report on Form 20-F for the year ended December 31, 2025

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
mRNA Structure
Our patent portfolio includes patent filings directed to various features of mRNA structure, which may, for example, contribute to increased immunogenicity (e.g., antigen presentation), translation efficiency, and/or stability of mRNA constructs that include them. Such features include, for example, antigen-MHC fusions, 5’ cap structures and related features, 3’ UTR structures, polyA tails, reduced-uracil content mRNAs, and modified nucleoside RNAs. Filings directed to each of these features, and/or to RNA constructs that include them (singly or in combination), or collectively, the mRNA Structure Filings, have been made in the United States and various other jurisdictions. Some such mRNA Structure Filings are owned solely by BioNTech SE, which are referred to collectively in this section as BioNTech, some jointly by BioNTech and one or more third parties, and some by
BioNTech licensors. We have non-exclusive rights to use certain U.S. and European patent filings owned by
University of Pennsylvania and relating to RNA containing modified nucleosides through our sublicense agreements with mRNA RiboTherapeutics, Inc. (MRT) and CellScript, collectively, the MRT-CellScript
Sublicenses, and summarized below in “C. In-Licensing”. Issued existing mRNA Structure Filings have, and pending existing mRNA Structure Filings, if issued, would have, 20-year terms that extend into the mid-2020s to the early-2040s.
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

Annual Report on Form 20-F for the year ended December 31, 2025

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
mRNA Manufacturing
As discussed below, we utilize trade secret protection for many aspects of our mRNA manufacturing technologies, including as currently utilized for production of certain of our development candidates. In addition, our patent portfolio includes certain patent filings relevant to mRNA manufacturing, or collectively, the mRNA
Manufacturing Filings, which we believe may provide commercial value to protect product candidates and/or support collaborations or other licensing arrangements. For example, our mRNA Manufacturing Filings include
U.S. and other patent filings relating to certain aspects of mRNA purification and production. These mRNA
Manufacturing Filings are either solely owned by BioNTech, or jointly owned by BioNTech and TRON and, if issued, would have 20-year terms that would extend into the mid- 2030s to early 2040s; there are patents granted in certain foreign jurisdictions including EP and U.S..
mRNA Commercial Products and Product Candidates
Our COVID-19 vaccine (BNT162b2), marketed as Comirnaty, is our most advanced mRNA product. Additional
COVID-19 vaccine candidates, as well as various dosing regimens and use in patient populations with certain medical conditions are being tested in clinical trials.
Comirnaty and Other COVID-19 Vaccine mRNA Product Candidates
Both our current and previously-marketed monovalent and bivalent COVID-19 vaccines utilize modified-
nucleoside mRNA formulated in lipid nanoparticles.
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

Annual Report on Form 20-F for the year ended December 31, 2025

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
Oncology mRNA Product Candidates
Certain mRNA oncology product candidates are also in clinical development and involve various platforms..
Some of our most advanced clinical oncology programs involve our iNeST immunotherapy product candidates being developed with our collaborator, Genentech. We also have FixVac product candidates in clinical trials.
FixVac
Our FixVac product candidates share many of the structural elements involved in our iNeST product candidates.
Thus, some or all of the mRNA Structure Filings and mRNA Lipoplex Filings relevant to our iNeST product candidates and discussed below are also relevant to our FixVac product candidates. These patent filings, or the
FixVac Platform Filings, include mRNA Structure Filings relating to antigen-MHC fusions, certain 5’ cap structures, 3’ UTR structures containing a specific sequence element, and interrupted polyA tails, which are solely or jointly owned by BioNTech or BioNTech’s licensors. Issued FixVac Platform Filings have, and pending
FixVac Platform Filings, if issued, would have, 20-year terms extending into the mid-2020s to the mid-2030s.
While we have pursued or obtained patent protection covering components of FixVac product candidates, manufacturing-related methods and/or formulations, we do not currently have any claims in our owned or in-
licensed issued patents that cover the overall construct used in our FixVac product candidates.
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
Our patent portfolio further includes U.S. and other filings directed to the process of identifying neoantigens in patient samples and/or predicting those that will be immunoreactive in an iNeST immunotherapy product, or collectively, the Neoantigen Filings. Certain issued Neoantigen Filings have, and certain pending Neoantigen
Filings, if issued, would have 20-year terms that extend into the 2030s. Many of the Neoantigen Filings are solely owned by BioNTech, or jointly owned by BioNTech and TRON; our acquisition of Neon Therapeutics, Inc., or

Annual Report on Form 20-F for the year ended December 31, 2025

Neon, added various Neoantigen Filings, including both BioNTech U.S.-owned and in-licensed filings. BioNTech and TRON jointly own issued EP patent number 2714071, whose claims recite steps relating to neoantigen selection, that were unsuccessfully opposed by multiple third parties. Said third parties have unsuccessfully appealed the decision to reject such opposition and the patent was maintained as granted. In addition, related
EP patent number 3473267 with claims reciting steps relating to neoantigen selection for an RNA vaccine encoding a recombinant polyepitopic polypeptide was unsuccessfully opposed by a single third party. Said third party has unsuccessfully appealed the decision to reject such opposition and the patent was maintained as granted. Related EP patent number 3892295 from the same patent family with claims reciting steps relating to neoantigen selection for an RNA vaccine encoding a recombinant polyepitopic polypeptide was opposed by a third party; the opposition was rejected, no appeal was filed and the patent is maintained as granted; claims in related U.S. cases are granted. If we are unsuccessful in any future opposition/appeal proceedings, the patent claims for our iNeST product candidates may be narrowed, or a patent may not issue at all. See “Risk Factors—
Risks Related to Intellectual Property” in this Annual Report.
We are currently studying our iNeST product candidates in several clinical trials. Certain iNeST mRNA Platform
Filings and Neoantigen Filings cover treatment of each of these indications. However, we do not currently have any claims in our owned or in-licensed issued patents that are directed to use of iNeST product candidates in the indications of these clinical trials.
RiboMab and RiboCytokine
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
Infectious Diseases beyond COVID-19
Certain patent filings that might be useful to our infectious disease mRNA vaccines beyond our COVID-19 vaccine program include certain of the mRNA Structure Filings and the mRNA Lipid Nanoparticle/Polyplex Filings
as well as certain patent filings under the MRT-CellScript Sublicenses, which include patent filings directed to nucleotide-modified mRNAs. Certain patent filings relating to certain features of self-amplifying RNAs and/or trans-amplifying RNAs may also be relevant, including filings jointly owned by BioNTech SE and TRON; such filings are collectively referred herein as Amplifying RNA Filings. Such Amplifying RNA Filings, if issued, would have 20-year terms that extend into the late-2030s to early-2040s. These Amplifying RNA Filings currently include granted patents in Europe and the United States. We have also undertaken and continue to undertake filings specific to particular product candidates.
We have also licensed technologies relating to certain lipids and/or lipid nanoparticles and formulations that may be useful for certain infectious disease mRNA vaccines.
2. Cell Therapy
Engineered Cell Therapy
Our engineered cell therapy product class features the use of chimeric antigen receptor, or CAR-, T cell or individualized T-cell receptors (TCRs) for oncology therapy. Our patent filings relevant to these platforms and product candidates, or the CAR-T/TCR Filings, are generally solely owned by BioNTech SE or co-owned by
BioNTech SE and TRON. For example, the CAR-T/TCR Filings include patent filings directed to various CAR-T formats and methods of enhancing CAR-T cells by nucleic acid vaccination, as well as patent filings directed to

Annual Report on Form 20-F for the year ended December 31, 2025 compositions of matter comprising individualized T-cell receptors. The CAR-T/TCR Filings, if issued, would have patent terms that would extend into the mid-2030s to mid-2040s.
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
Our patent portfolio also includes certain patent filings relevant to the structure of pumitamig, a bispecific antibody targeting PD-L1 and VEGF-A, collectively the Pumitamig Filings. Such Pumitamig Filings, if issued, would have 20-year terms into the early 2040s.
4. Small Molecule Immunomodulators
Our small molecule therapeutics product class features oncology treatment using small molecule product candidates that activate the immune system via TLR7 agonism. Our patent portfolio includes patent filings relevant to these TLR7 agonists. Certain of these filings are directed to substituted imidazoquinolines, and, if issued, would have 20-year terms that would extend into the late 2030s.
C. In-Licensing
Some of our intellectual property assets have been acquired by acquisition and/or in-licensing.
We have pursued a strategy of identifying and in-licensing third-party patents that we believe are complementary to or otherwise interact synergistically with our own intellectual property portfolio. In addition to the agreements described in the section “—B.VIII. Third-Party Collaborations” above, we have entered into material intellectual property licensing or option arrangements with Acuitas, MRT-CellScript, the NIH, and TRON.
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

Annual Report on Form 20-F for the year ended December 31, 2025

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

Annual Report on Form 20-F for the year ended December 31, 2025

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
TRON License Agreement

Annual Report on Form 20-F for the year ended December 31, 2025

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

Annual Report on Form 20-F for the year ended December 31, 2025

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
D. Trademark Portfolio
Certain features of our business and our product candidates are protected by trademarks. Our trademark portfolio includes, but is not limited to, BioNTech, Comirnaty, BioNTainer, FixVac, RiboCytokine, and RiboMab,
including logo versions of some of these trademarks.
Brand names appearing in italics throughout this report are trademarks owned by BioNTech. All other trademarks are the property of their respective owners.

Annual Report on Form 20-F for the year ended December 31, 2025

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

Annual Report on Form 20-F for the year ended December 31, 2025

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
With respect to EP’565, on November 7, 2023, the Opposition Division of the EPO revoked EP’565 after a one-
day oral hearing held in the co-pending opposition proceeding, and on December 7, 2023, it issued the written decision revoking EP’565. On February 7, 2024, Moderna appealed the Opposition Division’s revocation decision on EP’565. An oral hearing on Moderna’s appeal was held on January 27, 2026, and at the conclusion of this hearing, the Technical Boards of Appeal affirmed the revocation of EP’565. With respect to EP’949, on
December 8, 2023, the Opposition Division issued a preliminary opinion noting that it believes EP’949 is likely invalid. As a result of those developments in the EPO proceedings, the Düsseldorf Regional Court postponed its hearing on infringement with respect to EP’949, originally scheduled for December 12, 2023, to January 21,
2025. On May 16, 2024, the EPO Opposition Division decided that EP’949 is valid, in amended form, and issued its written decision regarding the same on July 8, 2024. We appealed this decision, and the appeal is currently pending, with an oral hearing scheduled for September 2026. The Düsseldorf Regional Court held an infringement hearing on January 21, 2025, and on March 5, 2025, the Düsseldorf Regional Court issued a first-
instance decision declining to stay the infringement proceedings and finding infringement of EP’949 by us and
Pfizer. We and Pfizer have appealed the Düsseldorf Regional Court’s infringement decision, and the appeal is currently pending. The court has not ruled on the invalidity of EP’949, which will be decided in a next step by the
EPO in the opposition appeal proceedings. Moderna has not yet taken steps to enforce the Düsseldorf Regional
Court’s first-instance decision on infringement.

Annual Report on Form 20-F for the year ended December 31, 2025

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
The UK High Court held a hearing on September 25, 2024, during which the Court granted Pfizer and BioNTech permission to appeal its judgment regarding the validity of EP’949, and declined Moderna’s permission to appeal its judgment regarding validity of EP’565. On October 16, 2024, Moderna sought permission from the UK
Appeals Court to appeal the EP’565 judgment. On November 11, 2024, the UK Appeals Court denied Moderna’s application to appeal; accordingly, the UK designation of EP’565 is finally revoked with no further opportunity to appeal in UK. No party sought permission to appeal the UK High Court’s judgment on the patent pledge.
The UK Court of Appeal held an oral hearing on the appeal of EP’949 on July 10-11, 2025. On August 1, 2025, the UK Court of Appeal issued a judgment agreeing with the UK High Court that EP ‘949 is valid, and dismissed our appeal.  We applied for permission to appeal this decision to the UK Supreme Court, and on December 8,
2025, the UK Supreme Court denied permission to appeal. Accordingly, the UK designation of EP ‘949 is valid and infringed.  However, Moderna has not yet taken steps to enforce this final judgment on infringement.
Additionally, EP ‘949 is currently subject to opposition proceedings at the EPO. The Opposition Division initially issued a preliminary opinion noting that EP ‘949 is invalid, but in May 2024, issued a first-instance decision finding EP ‘949 valid. BioNTech and Pfizer appealed this first-instance decision, which is currently pending. The oral hearing in this appeal is scheduled for September 2026.
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
10,702,600 and 10,933,127. An oral hearing on the merits occurred on December 10, 2024. On March 5, 2025, the PTAB found all challenged claims of Moderna’s U.S. Patent Nos. 10,933,127 and 10,702,600 to be
unpatentable and thus invalid. Moderna appealed this decision on May 6, 2025.

Annual Report on Form 20-F for the year ended December 31, 2025

Netherlands
In September 2022, Moderna filed a lawsuit against us and our wholly owned subsidiary BioNTech
Manufacturing GmbH and Pfizer B.V., Pfizer Export B.V., C.P. Pharmaceuticals International C.V. and Pfizer Inc.
in the District Court of The Hague alleging Comirnaty’s infringement of EP’949 and EP’565. The District Court of the Hague held a hearing on October 6, 2023, on infringement and validity with respect to EP’949. On December
6, 2023, the Court found EP’949 to be invalid. On March 5, 2024, Moderna appealed this decision, and the appeal is pending. A hearing on the EP’949 appeal has been set for September 22, 2025, with a decision expected on or around March 31, 2026. The EP’565 case has been stayed pending the outcome of Moderna’s appeal of the Opposition Division’s revocation of EP’565.
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
GlaxoSmithKline Proceedings

Annual Report on Form 20-F for the year ended December 31, 2025

In April 2024, GlaxoSmithKline Biologicals SA and GlaxoSmithKline LLC, or GSK, filed a lawsuit against Pfizer and us and our wholly owned subsidiaries BioNTech Manufacturing GmbH and BioNTech US Inc. in the U.S.
District Court for the District of Delaware alleging that the cationic lipid used in Comirnaty infringes U.S. Patent
Nos. 11,638,693; 11,638,694; 11,666,534; 11,766,401; and 11,786,467; and seeking monetary relief. On August
14, 2024, GSK filed an amended complaint to assert infringement of three additional patents, U.S. Patent Nos.
11,759,422; 11,655,475; and 11,851,660. A trial is scheduled to occur in June 2027. This proceeding is currently pending.
Ireland
In July 2025, GlaxoSmithKline Biologicals SA filed a lawsuit against our wholly owned subsidiary BioNTech
Manufacturing GmbH, Pfizer Ireland Pharmaceuticals Unlimited Company, and Pfizer Healthcare Ireland
Unlimited Company, alleging Comirnaty’s infringement of European Patent Nos. 2,590,626, 4,066,856, and
4,226,941 in the High Court of Ireland. This proceeding is currently pending.
Unified Patent Court
In July 2025, GlaxoSmithKline Biologicals SA filed two lawsuits against BioNTech SE, BioNTech Europe GmbH,
BioNTech Manufacturing GmbH, and BioNTech Manufacturing Marburg GmbH, as well as 26 Pfizer entities, in the Unified Patent Court (Hague Division). In the first lawsuit, GSK alleges Comirnaty’s infringement of European
Patent No. 2,590,626 (“EP 626”), and in the second lawsuit, GSK alleges Comirnaty’s infringement of European
Patent Nos. 4,066,856 (“EP 856”) and 4,226,941 (“EP 941”). Oral hearings wherein the UPC will hear the parties’
arguments regarding infringement and invalidity of EP 626, EP 856, and EP 941 have been scheduled for
September/October 2026. This proceeding is currently pending.
United Kingdom
In September 2025, we and Pfizer filed a revocation action against GlaxoSmithKline Biologics S.A. in the
Business and Property Courts of England and Wales, in the U.K. High Court, requesting revocation of European
Patent Nos. 2,590,626, 4,066,856, and 4,226,941. On October 7, 2025, GSK filed a defense and counterclaim for infringement against BioNTech SE and BioNTech Manufacturing GmbH, alleging Comirnaty’s infringement of
European Patent Nos. 2,590,626, 4,066,856, and 4,226,941. A trial has been scheduled for February 2027. This proceeding is currently pending.
We believe we have strong defenses against the allegations claimed relative to each of the patents and intend to vigorously defend ourselves in the lawsuit mentioned above. However, our analysis of GlaxoSmithKline’s claims is ongoing and complex, and we believe the outcome of the suit remains substantially uncertain. Taking into account discussions with our external lawyers, we do not consider the probability of an outflow of resources to be sufficient to recognize a provision at the balance sheet date. In our opinion, these matters constitute contingent liabilities as of the balance sheet date. However, it is currently impractical for us to estimate with sufficient reliability the respective contingent liabilities.
Promosome Proceedings
In January 2025, Promosome LLC, or Promosome, filed a lawsuit against us and Pfizer in the Unified Patent
Court, or UPC, Munich Division, alleging that Comirnaty infringes EP 2 401 365 and seeking monetary relief. An oral hearing wherein the UPC will hear the parties’ arguments regarding infringement and invalidity has been scheduled for May 12-13, 2026.  This proceeding is currently pending.
We believe we have strong defenses against the allegations claimed relative to the patent and intend to vigorously defend ourselves in the lawsuit mentioned above. However, our analysis of Promosome’s claim is ongoing and complex, and we believe the outcome of the suit remains substantially uncertain. Taking into account discussions with our external lawyers, we do not consider the probability of an outflow of resources to be sufficient to recognize a provision at the balance sheet date. In our opinion, this matter constitute a contingent

Annual Report on Form 20-F for the year ended December 31, 2025 liabilities as of the balance sheet date. However, it is currently impractical for us to estimate with sufficient reliability the respective contingent liability.
CureVac Proceedings
Although the CureVac proceedings no longer qualify as contingent liabilities in accordance with IAS 37 as of
December 31, 2025, we summarize below the current status of the CureVac proceedings to enhance comparability with our prior-year disclosure.
Infringement Proceedings – EP’122, DE’961, DE’974, DE’575, and EP’668
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
On August 15, 2023, the Düsseldorf Regional Court held a hearing on infringement with respect to all five IP rights. At the hearing, the Court stated it would render its infringement ruling with respect to EP’122 on
December 28, 2023. On September 28, 2023, the Court issued orders suspending its infringement rulings with respect to the remaining four IP rights (DE’961, DE’974, DE’575, and EP’668) pending validity decisions in the
DE’961, DE’974, and DE’575 cancellation proceedings before the German Patent and Trademark Office and in the EP’668 opposition proceedings before the Opposition Division of the European Patent Office, or the EPO. In
the September 28th orders, the Court explained that it was suspending its infringement rulings until validity decisions are reached, while contemporaneously noting concerns regarding the validity of DE’961, DE’974,
DE’575, and EP’668. After EP’122 was declared invalid in the first-instance nullity proceedings by the Federal
Patent Court on December 19, 2023 (see below), on December 27, 2023, the Düsseldorf Regional Court canceled the December 28, 2023 decision date and stayed the infringement proceedings as to EP’122 until a final appellate decision is rendered as to the validity of EP’122 by the Federal Court of Justice. On June 7, 2024,
CureVac waived DE’575 and withdrew this utility model from the infringement proceedings.
On July 1, 2024, the EPO Opposition Division issued a preliminary opinion noting that it believes EP’668 is likely invalid. The EPO Opposition Division held an oral hearing regarding the validity of EP’668 between March 25-27,
2025. At the conclusion of this hearing, the Opposition Division upheld EP’668 in amended form, but only after finding that the alleged technical effect – increased protein expression – was not achieved across the broad scope of the amended claim. The written decision by the Opposition Division to uphold EP’668 in amended form was issued on July 11, 2025, and we and Pfizer appealed this written decision. An oral hearing with respect to infringement of EP’668 was scheduled by the Düsseldorf Regional Court for July 1, 2025, but it was rescheduled for January 27, 2026. On July 3, 2025, GlaxoSmithKline Biologicals SA filed a request seeking to intervene in the
EP’668 infringement proceedings. This request to intervene was to be heard at the January 27, 2026 hearing.
On December 15, 2025, we completed our acquisition of CureVac. On December 19, 2025, CureVac withdrew its claims of infringement with respect to EP ‘122, DE ‘961, DE ‘974, and EP ‘668. As a result of CureVac’s withdrawal of its claims of infringement, the January 27, 2026 hearing is cancelled and these infringement cases have been dismissed.
Infringement Proceedings – EP’755, DE’123, and DE’130
In July 2023, CureVac SE filed a second lawsuit against us and our wholly owned subsidiaries, BioNTech
Manufacturing GmbH and BioNTech Manufacturing Marburg GmbH, in the Düsseldorf Regional Court, alleging
Comirnaty’s infringement of one European patent, EP4023755B1, or EP’755, and two Utility Models
DE202021004123U1, and DE202021004130U1. On June 7, 2024, CureVac waived DE’123 and withdrew this utility model from the infringement proceedings. The Court has stayed the infringement proceedings with respect to DE’130 pending a validity decision in the co-pending cancellation proceeding before the German Patent and
Trademark Office. On July 24, 2024, the EPO Opposition Division issued a preliminary opinion noting that it

Annual Report on Form 20-F for the year ended December 31, 2025 believes EP’755 is likely invalid, and held a three-day oral hearing beginning on May 13, 2025. At the conclusion of the hearing, the EPO Opposition Division upheld EP’755 in amended form. We appealed the Opposition
Division’s written decision upon its issuance. A hearing on infringement with respect to EP’755 was to occur in the Düsseldorf Regional Court on July 1, 2025, but this was rescheduled to January 27, 2026. On July 3, 2025,
GlaxoSmithKline Biologicals SA filed a request to intervene in the EP’755 infringement proceedings. This request to intervene was to be heard at the January 27, 2026 hearing. On December 15, 2025, we completed our acquisition of CureVac. On December 19, 2025, CureVac withdrew its claims of infringement with respect to EP
‘755 and DE ‘130. As a result of CureVac’s withdrawal of its claims of infringement, the January 27, 2026 hearing has been cancelled and these infringement cases have been dismissed.
Nullity Proceedings – EP’122
In September 2022, we filed a nullity action in the Federal Patent Court of Germany seeking a declaration that
EP’122 is invalid. In April 2023, the Federal Patent Court of Germany issued a preliminary opinion in the EP’122 nullity action in support of the validity of EP’122. The preliminary opinion does not address any infringement of
EP’122. The preliminary opinion is a preliminary assessment by the court of the merits of a claim, and is non-
binding. On December 19, 2023, the Federal Patent Court held an oral hearing, after which it nullified EP’122.
On April 25, 2024, the Federal Patent Court issued a judgment containing its written reasons for nullifying
EP’122. On May 6, 2024, CureVac appealed the judgment, which is currently pending. On December 15, 2025, we completed our acquisition of CureVac. As of this date, CureVac became a wholly-owned subsidiary of
BioNTech. As a result, the parties to these proceedings are no longer adverse. An oral hearing on this appeal is scheduled for July 2026.
Cancellation Proceedings – DE’961, DE’974, and DE’575
In November 2022, we filed cancellation actions seeking the cancellation of the three German Utility Models in the German Patent and Trademark Office. On December 20, 2023, the German Patent and Trademark Office
issued a preliminary opinion that DE’974 is likely to be cancelled. On January 23, 2024, the German Patent and
Trademark Office issued a preliminary opinion that DE’961 is likely to be cancelled. Both preliminary opinions are based on invalidity pursuant to para. 1 (2) no. 5 Utility Model Act. On March 7, 2024, the German Patent and
Trademark Office issued a preliminary opinion that DE’575 is likely to be cancelled. On June 6, 2024, CureVac submitted a written statement to the German Patent and Trademark Office waiving DE’575. On June 12, 2024, we withdrew our request for cancellation of DE’575. On June 25 and 26, 2024, the German Patent and
Trademark Office heard oral arguments regarding DE’961 and DE’974, and at the conclusion of the hearing on
June 26, 2024, confirmed that both DE’961 and DE’974 were cancelled. In November 2024, the German Patent and Trademark Office issued its written decisions cancelling DE’961 and DE’974. CureVac has filed an appeal in both cancellation proceedings, which are currently pending.
Cancellation Proceedings– DE’123 and DE’130
In November 2023, we filed cancellation actions seeking the cancellation of German Utility Models DE’123 and
DE’130 in the German Patent and Trademark Office. On June 6, 2024, CureVac submitted a written statement to the German Patent and Trademark Office waiving DE’123. On June 12, 2024, we withdrew our request for cancellation of DE’123. On December 5, 2024, the German Patent and Trademark Office issued a preliminary opinion that DE’130 is likely to be cancelled. An oral hearing regarding the validity of DE’130 before the German
Patent and Trademark Office was scheduled for March 10, 2026, but a postponement has been requested. As a result, the March 10, 2026 hearing will not go forward. For additional information about events and developments since the end of the calendar year ended December 31, 2025, please see Note 18 to our consolidated financial statements included elsewhere in this Annual Report.
C. Organizational Structure
See Item 18.

Annual Report on Form 20-F for the year ended December 31, 2025

D. Property, Plant and Equipment
The following is a summary of our principal owned and leased real estate. We also lease other properties in the ordinary course of business as part of our global operations.
Germany
–Our headquarters are located in Mainz, where we own and lease over 105,000 square meters of office, laboratory, GMP manufacturing, and research and development space, including our wholly-owned laboratory,
GMP manufacturing, storage, and office space at An der Goldgrube 12, 55131 and a GMP-compliant production facility for which we expect a manufacturing license in 2027.
–We also have manufacturing facilities in Marburg, where we lease over 23,000 square meters of GMP, technical, warehouse, laboratory, and office space, Idar-Oberstein, where we own a facility of over 13,000 square meters consisting of storage, development, laboratory, clean room, and office space and also lease additional office and warehouse space, and Tübingen, where we occupy 37,000 square meters of laboratory and office space, most of which is leased.
–Elsewhere in Germany, we occupy over 25,000 square meters of laboratory, office, freezer farm, and handling space, including a wholly-owned laboratory and office space in Berlin and other leased properties in Munich,
Fussgoenheim, Mutterstadt and Wiesbaden.
Global locations
–In China, we occupy a freehold manufacturing facility in Nantong of approximately 62,000 square meters, and also lease additional office, laboratory, and pilot manufacturing space in Zhuhai. While most of the Nantong site is currently in a shell and core condition, it is intended to be developed further to support additional capacity.
–In the United States, we principally occupy over 9,000 square meters of leased laboratory and office space in
Cambridge, Massachusetts and Gaithersburg, Maryland.
–In the United Kingdom, we lease over 7,000 square meters of shell and core laboratory and office space in
Cambridge.
–We are also developing modular mRNA vaccine manufacturing facilities on leased sites in Kigali, Rwanda and
Melbourne, Australia, with construction expected to be complete in 2026. The Kigali site is expected to have over 9,900 square meters of manufacturing, laboratory, office, warehouse, canteen, guardhouse, and supporting utility spaces. The Melbourne site is expected to have over 8,000 square meters of manufacturing, laboratory, office, and warehouse space.
–We also lease office and laboratory space in Vienna, Austria and office space in London, England, Paris,
France, and Amsterdam, the Netherlands, and own a production site in Singapore.
For additional information regarding plans to construct, expand or improve facilities, including expenditures and financing, see Item 4.B.VII and Item 5 to this Annual Report.
Item 4A. Unresolved Staff Comments
None.

Annual Report on Form 20-F for the year ended December 31, 2025

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
A. Operating Results
Financial Operations Overview
The following table shows our consolidated statements of profit or loss for each period presented:

	Years ended December 31,

(in millions €, except per share data)	2025	2024	2023
Revenues	2,869.9	2,751.1	3,819.0
Cost of sales	(641.8)	(541.3)	(599.8)
Research and development expenses	(2,104.9)	(2,254.2)	(1,783.1)
Sales and marketing expenses	(110.0)	(67.9)	(62.7)
General and administrative expenses	(514.4)	(531.1)	(495.0)
Other operating expenses	(1,088.3)	(811.5)	(293.0)
Other operating income	184.6	140.6	105.0
Operating profit / (loss)	(1,404.9)	(1,314.3)	690.4
Finance income	423.9	664.0	519.6
Finance expenses	(69.8)	(27.4)	(23.9)
Profit / (Loss) before tax	(1,050.8)	(677.7)	1,186.1
Income taxes	(85.3)	12.4	(255.8)
Net profit / (loss)	(1,136.1)	(665.3)	930.3
Earnings / (Loss) per share
Basic earnings / (loss) per share	(4.70)	(2.77)	3.87
Diluted earnings / (loss) per share	(4.70)	(2.77)	3.83
Non-IFRS Measures as Defined by BioNTech
In addition to our results determined in accordance with IFRS Accounting Standards, or IFRS results, we report certain adjusted, non-IFRS, measures used internally as a supplemental measure of our business performance.
We believe that reporting these adjustments, and the non-IFRS measures that result, together with our IFRS results provides helpful complementary information to better understand our business performance and to facilitate comparability of business performance across different periods. These non-IFRS measures are also used by management for financial forecast and internal reporting purposes. Non-IFRS measures are intended to and may also provide useful information in evaluating performance relative to peer companies, many of which use similar non-IFRS measures to supplement their IFRS results.

Annual Report on Form 20-F for the year ended December 31, 2025

While non-IFRS measures may offer additional insights, our non-IFRS measures are not, and should not be viewed as, a substitute for their most directly comparable IFRS Accounting Standards measures, and should always be considered alongside our financial statements prepared in accordance with IFRS Accounting
Standards.
Non-IFRS adjustments include certain items that are associated with discrete events or matters and that management does not consider indicative of our performance for the period, and thus are excluded from the measures based on IFRS Accounting Standards. Non-IFRS measures are also aligned with the financial forecast of our management, which do not include these events or matters given their nature.
Our non-IFRS measures exclude the following items in relation to our measures based on IFRS Accounting
Standards:
–Expenses and income from legal proceedings, defined as:
Expenses (net of insurance recoveries) and income arising from certain legal proceedings (e.g., contractual-
disputes, litigations, and government investigations), resulting from past events, that would result generally in a provision in accordance with IAS 37, an accrual, or outflow of resources (such as cash) recorded in our other operating result (other operating income or expense) in the period, which management does not consider indicative of the Company’s performance for the period and exceeds a minimum threshold of €10.0 million per matter. These expenses and income do not include expenses from obligations or income from receivables arising from agreements following the settlements or conclusions for future transactions and operations, or expenses for external legal advisory services or internal legal costs. The Company describes the key facts of the matter such as involved parties, dispute, jurisdiction, terms of a settlement or court-
ordered judgment in the respective sections in the Notes to the Consolidated Financial Statements.
–Impairment and reversal, defined as:
Expenses in accordance with IAS 36 impairment of goodwill and impairment and reversals of impairments of intangible assets (IAS 38), property, plant and equipment (IAS 16) and right-of-use assets (IFRS 16) that relate to matters which management does not consider indicative of the Company’s performance for the period and that exceed a minimum threshold of €10.0 million per asset or group of assets. Write-downs of inventories (IAS 2) or impairments of other assets not covered by IAS 16, IAS 38 and IFRS 16 are not adjusted.
–Employee-related expenses from restructuring, defined as:
Major restructuring costs recognized in accordance with IAS 37 for streamlining operations and improving overall efficiency under specific Board approved programs that are of a significant scale and result in a structural change but do not relate to matters which management considers indicative of the Company’s performance for the period, where the costs of individual or related projects, including employee-related costs such as severance or outplacement, exceed a minimum threshold of €10.0 million. This does not include training or relocating continuing staff, marketing, investment in new systems and distribution networks, or consulting costs related to the restructuring.
–Income from bargain purchase and income and expenses from divestiture related items, defined as:
Income from a bargain purchase resulting from a business combination according to IFRS 3/IFRS 10 and income and expenses from valuation of non-current assets as held for sale according to IFRS 5, above a minimum threshold of €10.0 million per item are adjusted, where management does not consider such income or expenses to be indicative of the Company’s performance for the period.
These non-IFRS adjustments result in the following adjusted measures based on IFRS Accounting Standards:
adjusted expenses, adjusted operating profit/loss, adjusted profit/loss before tax, adjusted net profit/loss, and

Annual Report on Form 20-F for the year ended December 31, 2025 adjusted earnings/loss per share on both a basic and diluted basis (each referred to with the prefix “Adjusted” or as a whole “Adjusted Results”). The calculation of these and the adjusted results as a whole is based on the concepts of the applicable IFRS Accounting Standards, but includes the above described adjustments.
Due to their non-standardized nature, our adjusted results may not be directly comparable to those of other companies, unlike measures based on IFRS Accounting Standards.
The following tables provide a reconciliation of our adjusted results to our measures based on IFRS Accounting
Standards for the years ended December 31, 2025, 2024 and 2023:

Non-IFRS Reconciliation for the year ended December 31, 2025

		non-IFRS adjustments
(in millions €, except per share data)	IFRS Results	Expenses and income from legal proceedings	Impairment and reversal	Employee- related expenses from restructuring	Income from bargain purchase and income and expenses from divestiture related items	Adjusted Results
Cost of sales	(641.8)	—	30.5	—	—	(611.3)
Research and development expenses	(2,104.9)	—	85.4	—	—	(2,019.5)
Other operating expenses	(1,088.3)	789.5	71.6	57.0	—	(170.2)
Other operating income	184.6	—	—	—	(15.0)	169.6
Operating loss	(1,404.9)	789.5	187.5	57.0	(15.0)	(385.9)
Loss before tax	(1,050.8)	789.5	187.5	57.0	(15.0)	(31.8)
Net loss(1)	(1,136.1)	789.5	187.5	57.0	(15.0)	(117.1)
Loss per share
Basic loss per share	(4.70)					(0.48)
Diluted loss per share	(4.70)					(0.48)
(1)Tax effects are not considered as part of our non-IFRS adjustments.

Non-IFRS Reconciliation for the year ended December 31, 2024

		non-IFRS adjustments
(in millions €, except per share data)	IFRS Results	Expenses and income from legal proceedings	Impairment and reversal	Employee- related expenses from restructuring	Income from bargain purchase and income and expenses from divestiture related items	Adjusted Results
Cost of sales	(541.3)	—	48.1	—	—	(493.2)
Research and development expenses	(2,254.2)	—	81.5	—	—	(2,172.7)
Other operating expenses	(811.5)	657.4	—	—	—	(154.1)
Operating loss	(1,314.3)	657.4	129.6	—	—	(527.3)
Profit / (Loss) before tax	(677.7)	657.4	129.6	—	—	109.3
Net profit / (loss)(1)	(665.3)	657.4	129.6	—	—	121.7
Earnings / (Loss) per share
Basic earnings / (loss) per share	(2.77)					0.51
Diluted earnings / (loss) per share	(2.77)					0.50

Annual Report on Form 20-F for the year ended December 31, 2025

(1)Tax effects are not considered as part of our non-IFRS adjustments.
For the year ended December 31, 2023, our adjusted results were identical to our results under IFRS Accounting
Standards.
The following table shows our condensed adjusted results for each period presented:

Adjusted Results (non-IFRS measures)(1)	Years ended December 31,

(in millions €, except per share data)	2025	2024	2023
Adjusted cost of sales	(611.3)	(493.2)	(599.8)
Adjusted research and development expenses	(2,019.5)	(2,172.7)	(1,783.1)
Adjusted other operating expenses	(170.2)	(154.1)	(293.0)
Adjusted other operating income	169.6	140.6	105.0
Adjusted operating profit / (loss)	(385.9)	(527.3)	690.4
Adjusted profit / (loss) before tax	(31.8)	109.3	1,186.1
Adjusted net profit / (loss)(2)	(117.1)	121.7	930.3
Adjusted earnings / (loss) per share
Adjusted basic earnings / (loss) per share	(0.48)	0.51	3.87
Adjusted diluted earnings / (loss) per share	(0.48)	0.50	3.83
(1)Certain adjusted results presented in this table are identical to our results under IFRS Accounting Standards. A reconciliation of the adjusted results to our measures based on IFRS Accounting Standards can be found above in this section.
(2)Tax effects are not considered as part of our non-IFRS adjustments.
Comparison of the year ended December 31, 2025 and the year ended December 31, 2024
Revenues
The following is a summary of revenues recognized for the periods indicated:

	Years ended December 31,		Change

(in millions €)	2025	2024	€	%
COVID-19 vaccine revenues	1,995.3	2,432.1	(436.8)	(18)
Revenues from out-licensing	613.0	—	613.0	n.m.
Other revenues	261.6	319.0	(57.4)	(18)
Total revenues	2,869.9	2,751.1	118.8	4
COVID-19 Vaccine Revenues
Our COVID-19 vaccine revenues were recognized from the supply and sales of our COVID-19 vaccine worldwide during the years ended December 31, 2025 and 2024, mainly comprising our share of the collaboration partner’s gross profit derived from sales in the collaboration partner’s territory. Overall, our
COVID-19 vaccine revenues amounted to €1,995.3 million and €2,432.1 million during the years ended
December 31, 2025 and 2024, respectively and decreased as compared to the year ended December 31, 2024, in line with a lower COVID-19 vaccine market demand. Our COVID-19 vaccine revenues are subject to seasonal effects in the fall and winter of the northern hemisphere.

Annual Report on Form 20-F for the year ended December 31, 2025

Revenues from Out-Licensing
On June 2, 2025, we and BMS announced a global strategic partnership to co-develop and co-commercialize our next-generation bispecific antibody candidate, pumitamig (BNT327 / BMS986545), broadly for multiple solid tumor types. Under the terms of the agreement, we granted BMS a worldwide, co-exclusive license to use the licensed intellectual property, or IP, for the development, manufacturing and commercialization of our investigational bispecific antibody pumitamig as monotherapy or in combination with other products. We and
BMS will jointly share development and manufacturing costs on a 50:50 basis, subject to certain exceptions.
Global profits and losses will be equally shared as well. We received an upfront payment amounting to
$1.5 billion during the year ended December 31, 2025, and are eligible to receive $2.0 billion total in non-
contingent anniversary payments through 2028 as well as up to $7.6 billion in additional development, regulatory and commercial milestone payments contingent on achievement of certain development, regulatory and commercial milestones.
On August 15, 2025, we and BMS entered into an amended and restated agreement that replaced the original agreement. The new agreement governs the collaboration, including in particular the performance-related rights and obligations, without affecting the financial terms agreed in the original agreement. The license granted in respect of our IP was determined to be a separate unit of account from the other promises, which we refer to as development activities, and accounted for under IFRS 15 as the granting of a license to our IP is an output of our ordinary activities. Based on the terms of the contract, we have identified material rights relating to options to cancel the contract. In allocating revenues to the material rights throughout the development period, management determined an expected consideration of $3.5 billion, consisting of the upfront payment and the anniversary payments. The expected consideration is attributed to each option to cancel the contract using the practical alternative under IFRS 15.B43. Each material right is recognized as revenues at the point in time BMS makes use of its option or when such right expires. The upfront payment was recorded as contract liability
(€1,313.6 million, converted as of the contract date of the initial agreement, June 2, 2025). We determined that the criteria in IFRS 15.9 were subsequently met with the conclusion of the amended and restated agreement as of August 15, 2025. During the year ended December 31, 2025, revenues in the amount of €613.0 million were recognized on a cumulative catch-up basis as of June 2, 2025, the date the initial agreement was effective, and
€700.6 million have been deferred and will be recognized upon BMS makes use of its option or when such right expires. All milestone payments are considered to be constrained, as the achievement of the milestone events depends on the success of the underlying research and development activities, which is outside our control.
Sales-based milestone payments will be recognized when the underlying sale transactions have occurred.
Other revenues
Our remaining other revenues were mainly derived from a pandemic preparedness contract with the German government, during the year ended December 31, 2025. The change was mainly due to the catch-up of revenues associated with the pandemic preparedness contract in the amount of €103.1 million in previous year, partly compensated by a one-time effect associated with Pfizer´s opt-out from the further development of our shingles program, BNT167, in the amount of €60.0 million in the year ended December 31, 2025.
Cost of Sales
Our cost of sales increased by €100.5 million, or 19%, from €541.3 million during the year ended December 31,
2024 to €641.8 million during the year ended December 31, 2025. This increase was mainly driven by higher
COVID-19 vaccine sales in our commercialization territory, which included the share of gross profit we owe our collaboration partner Pfizer, higher expenses from inventory scrapping and write-downs to net realizable value and impairments on property, plant and equipment from the analysis on CGU External Product Sales JPT of
€30.5 million. Expenses arising from inventory write-downs to net realizable value amounted to €162.8 million during the year ended December 31, 2025 compared to €125.8 million for year ended December 31, 2024
(€94.5 million for year ended December 31, 2023). In addition, our cost of sales during the fiscal year 2024 have been impacted by multiple positive extraordinary effects, including from inventory valuation effects.

Annual Report on Form 20-F for the year ended December 31, 2025

Our adjusted cost of sales increased by €118.1 million, or 24%, from €493.2 million during the year ended
December 31, 2024 to €611.3 million during the year ended December 31, 2025. During the years ended
December 31, 2025 and 2024, our adjusted cost of sales exclude impairments on property, plant and equipment from the analysis on CGU External Product Sales JPT, and impairments on property, plant and equipment in
Germany and worldwide, respectively.
Research and Development Expenses
Our research and development expenses decreased by €149.3 million, or 7%, from €2,254.2 million during the year ended December 31, 2024 to €2,104.9 million during the year ended December 31, 2025. This development was mainly driven by cost savings resulting from active portfolio management and positive effects resulting from our cost share with our collaboration partner BMS, partly offset by the acceleration of late-stage trials for our immuno-oncology, or IO, and antibody-drug conjugate, or ADC, programs.
Our adjusted research and development expenses decreased by €153.2 million, or 7%, from €2,172.7 million during the year ended December 31, 2024 to €2,019.5 million during the year ended December 31, 2025.
During the years ended December 31, 2025 and 2024, our adjusted research and development expenses exclude impairments related to the product candidates due to revision of our commercial forecast assumptions, and impairments from revised prioritization of product candidates in the overall portfolio, respectively.
Sales and Marketing Expenses
Our sales and marketing expenses increased by €42.1 million, or 62%, from €67.9 million during the year ended
December 31, 2024 to €110.0 million during the year ended December 31, 2025, mainly due to our ongoing commercial build-up.
General and Administrative Expenses
Our general and administrative expenses decreased by €16.7 million, or 3%, from €531.1 million during the year ended December 31, 2024 to €514.4 million during the year ended December 31, 2025. The decrease was primarily driven by a reduction in external services and our continued cost discipline.
Other Operating Result
Our total other operating result decreased by €232.8 million, or 35%, from a negative operating result of €670.9 million during the year ended December 31, 2024 to a negative operating result of €903.7 million during the year ended December 31, 2025. The change was mainly related to higher expenses for settlements in the amount of
€132.1 million and to expenses in connection with our pipeline prioritization, which included impairments of
€71.6 million and employee-related costs of €57.0 million. The impairments comprise €57.8 million on property, plant and equipment (see Note 11 of our consolidated financial statements included elsewhere in this Annual
Report) and €13.8 million on right-of-use assets (see Note 20 of our consolidated financial statements included elsewhere in this Annual Report), all located outside of Europe.
Our adjusted total other operating result decreased by €12.9 million, or 96%, from a negative adjusted operating result of €13.5 million during the year ended December 31, 2024 to a negative adjusted operating result of €0.6 million during the year ended December 31, 2025. During the years ended December 31, 2025 and 2024, our adjusted other operating result exclude primarily expenses in connection with the settlements of legal proceedings (contractual and non contractual). In addition, our adjusted other operating result during the year ended December 31, 2025 excludes expenses in connection with our pipeline prioritization, comprising impairments of €71.6 million and employee-related costs of €57.0 million and a bargain purchase of €15.0 million.

Annual Report on Form 20-F for the year ended December 31, 2025

Finance Result
Our finance result during the years ended December 31, 2025 and 2024 was mainly derived from returns, such as interest, resulting from our financial investments as well as fair value adjustments of our money market funds.
Our total finance result decreased by €282.5 million, or 44%, from a positive finance result of €636.6 million during the year ended December 31, 2024 to a positive finance result of €354.1 million during the year ended
December 31, 2025. This change was mainly due to lower interest income and negative impacts from foreign exchange differences, primarily derived from our security investments disclosed as cash equivalents and bank accounts held in foreign currency.
Income Taxes
The following table summarizes our income taxes for the periods indicated:

	Years ended December 31,		Change

(in millions €)	2025	2024	€	%
Current income taxes	11.4	(2.3)	13.7	(596)
Deferred taxes	73.9	(10.1)	84.0	(832)
Income taxes expenses / (income)	85.3	(12.4)	97.7	(788)
Our current income taxes for the year ended December 31, 2025 were mainly determined by BioNTech Australia
(€7.2 million) and the Biotheus Group (€4.7 million). In addition, there is the current tax income at BioNTech SE resulting from the tax assessment for the year 2024 amounting to €1.1 million.
As of December 31, 2025, our accumulated tax losses comprised tax losses of German entities that were incurred within and prior to the establishment of a tax group with BioNTech SE or by entities that are not within the tax group or U.S. tax group.
The amount of deductible temporary differences, unused tax losses, and unused tax credits for which no deferred tax asset is recognized in the statement of financial position as of December 31, 2025, is €4,220.6 million (December 31, 2024: €2,028.8 million). Thus, as of December 31, 2025, we have not recognized deferred tax assets for unused tax losses and temporary differences in an amount of €609.0 million (December 31, 2024:
€332.4 million) as the criteria of the recognition guidance for IAS 12, which requires that no reliance should be placed on future events that cannot be controlled and are uncertain, are not met. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.
As of December 31, 2025, all previously recognized deferred tax assets for unused U.S. federal and state tax losses and tax credits, and deductible temporary differences were derecognized, resulting in deferred tax expense of €68.4 million, as there is not sufficient probability in terms of IAS 12 that future taxable income will be available against which these unused deferred tax assets can be utilized. The material unrecognized U.S.
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

Annual Report on Form 20-F for the year ended December 31, 2025 temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future.
The aggregate amount of temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized, is €34.3 million (December 31, 2024: €14.5 million).
Information about Our Operating Segments
Decisions with respect to business operations and resource allocations are made by our Management Board, as the chief operating decision maker based on BioNTech as a whole. Accordingly, we operate and make decisions as a single operating segment, which is also our reporting segment.
Related Party Transactions
Related party transactions that occurred during the years ended December 31, 2025 and 2024 are explained in
Item 7 of this Annual Report as well as in Note 21 of our consolidated financial statements included elsewhere in this Annual Report.
B. Liquidity and Capital Resources
Given our strong financial, scientific and operational accomplishments, we believe we have the resources to diligently allocate our current capital to drive a multi-platform strategy and deliver a fully integrated global biotechnology company. We focus our R&D on rapidly advancing our diversified clinical oncology pipeline with synergistic potential and maintaining leadership position in COVID-19 vaccine business. We plan to continue investing in the acceleration of late-stage trial execution for our immuno-oncology, or IO, and antibody-drug-
conjugates, or ADCs, programs. In addition, we plan to enhance capabilities through complementary acquisitions, technologies, infrastructure and manufacturing. As a science and innovation driven company, we will continue to focus investments on R&D and scaling the business for commercial readiness in oncology in
2026.
As of December 31, 2025, we had cash and cash equivalents of €7,675.4 million, current security investments disclosed as financial assets of €7,158.5 million and non-current security investments disclosed as financial assets of €2,401.7 million accumulating to €17,235.6 million in cash, cash equivalents and security investments.
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
Cash Flow
The following table summarizes the primary sources and uses of cash for each period presented:

	Years ended December 31,

(in millions €)	2025	2024	2023
Net cash flows from / (used in):
Operating activities	456.0	207.7	5,371.4
Investing activities	(2,468.5)	(2,081.2)	(6,954.5)
Financing activities	(52.9)	(45.9)	(778.6)
Total cash outflow before change in cash and cash equivalents resulting from exchange rate differences and other valuation effects	(2,065.4)	(1,919.4)	(2,361.7)

Annual Report on Form 20-F for the year ended December 31, 2025

Operating Activities
We derive cash flows from operations primarily from the sale of products and services rendered. Our cash flows from operating activities are significantly influenced by cash we generate from our COVID-19 vaccine collaboration under which we receive a share of our collaboration partner’s gross profit as well as cash received from out-licensing and our use of cash for operating expenses and working capital to support the business.
Our net cash flows from operating activities during the year ended December 31, 2025 were €456.0 million.
Cash received from our revenue streams exceeded the cash payments for our operating business, resulting in a cash inflow of €76.4 million for the year ended December 31, 2025. In addition, we generated positive cash contributions mainly from interest and other payments related to the security investments of €337.0 million and grants of €75.1 million, which were partly offset by share based payment programs of €25.3 million.
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
Investing Activities
Our net cash flows used in investing activities during the year ended December 31, 2025 were €2,468.5 million.
This amount includes €1,910.3 million mainly representing net payments in security investments. The payments for intangible assets were mainly driven by a payment of €565.1 million for the settlement of our pre-existing relationship in connection with the License and Collaboration Agreement with Biotheus entered into in November
2023, which is separate from the remaining purchase price to be transferred for the acquired business of
Biotheus. Since the consideration for the CureVac business combination was mainly settled in ADSs, a positive cash contribution of €264.4 million was generated, which was partly offset by the remaining net cash outflow for the Biotheus business combination of €78.5 million (see Note 5 of our consolidated financial statements included elsewhere in this Annual Report). The net payments in property, plant and equipment €175.1 million related to investments in building our laboratory and office facilities in Mainz, Germany and elsewhere.
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

Annual Report on Form 20-F for the year ended December 31, 2025

Financing Activities
Our net cash flows used in financing activities during the year ended December 31, 2025 were €52.9 million and mainly related to our lease payments of €39.6 million and net repayments of loans and borrowings of €11.3 million.
Our net cash flows used in financing activities during the year ended December 31, 2024 were €45.9 million and mainly related to our lease payments of €43.6 million.
Our net cash flows used in financing activities during the year ended December 31, 2023 were €778.6 million and mainly related to our share repurchase programs of ADS amounting to €738.5 million.
Operation and Funding Requirements
As part of our capital allocation strategy, we expect to continue to incur significant and increasing operating expenses for the foreseeable future. We anticipate that our expenses will increase substantially if and as we and our collaborators:
–continue or expand our research or development of our programs in preclinical development;
–continue or expand the scope of our clinical trials for our product candidates;
–initiate additional preclinical, clinical, or other trials for our product candidates, including under our collaboration agreements;
–continue to invest in our immunotherapy platforms to conduct research to identify novel technologies;
–change or increase our manufacturing capacity or capability;
–change or add additional suppliers;
–add additional infrastructure to our quality control, quality assurance, legal, compliance and other groups to support our operations as a public company and our product development and commercialization efforts, including new and expanded sites globally;
–attract and retain skilled personnel;
–seek marketing approvals and reimbursement for our product candidates;
–enhance our commercial infrastructure for other product candidates for which we are seeking to obtain marketing approval;
–seek to identify and validate additional product candidates;
–acquire or in-license other product candidates and technologies;
–acquire other companies;
–make milestone or other payments under any in-license agreements;
–maintain, protect, defend, enforce and expand our intellectual property portfolio; and
–experience any delays or encounter issues with any of the above.

Annual Report on Form 20-F for the year ended December 31, 2025

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
Purchase obligations under our agreements, to the extent that they are quantifiable and not cancellable, have been considered when defining our guidance for future cash commitments. The following table shows our significant committed cash outflow within one year and for the years 2027 and beyond.

Year ended December 31, 2025

(in millions €)	Less than 1 year	1 to 5 years	More than 5 years	Total
Commitments under purchase agreements for property, plant and equipment	101.6	64.0	—	165.6
Contractual obligation to acquire intangible assets	114.5	396.3	340.4	851.2
Total	216.1	460.3	340.4	1,016.8

Year ended December 31, 2025

(in millions €)	Less than 1 year	1 to 5 years	More than 5 years	Total
Loans and borrowings	7.2	24.5	5.4	37.1
Trade and other payables	534.9	—	—	534.9
Lease liabilities	53.1	144.0	64.0	261.1
Contingent consideration	51.3	47.0	50.0	148.3
Foreign exchange forward contracts	0.4	—	—	0.4
Other financial liabilities	307.9	19.6	—	327.5
Total	954.8	235.1	119.4	1,309.3
We are subject to all of the risks related to the development and commercialization of pharmaceutical products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business.
Our future funding requirements, both near and long term, will depend on many factors, including, but not limited to:
–the initiation, progress, timing, costs, and results of preclinical or nonclinical studies and clinical trials for our product candidates;
–the amount and timing of revenues and associated costs from sales of our COVID-19 vaccine;
–the results of research and our other platform activities;
–the clinical development plans we establish for our product candidates;
–the terms of any agreements with our current or future collaborators, and the achievement of any milestone payments under such agreements to be paid to us or our collaborators;

Annual Report on Form 20-F for the year ended December 31, 2025

–the number and characteristics of product candidates that we develop or may in-license;
–the outcome, timing and cost of meeting regulatory requirements established by the FDA, the EMA and other comparable regulatory authorities;
–the cost of filing, prosecuting, obtaining, maintaining, protecting, defending and enforcing our patent claims and other intellectual property rights, including actions for patent and other intellectual property infringement, misappropriation and other violations brought by third parties against us regarding our product candidates or actions by us challenging the patent or intellectual property rights of others;
–the effect of competing technological and market developments, including other products that may compete with one or more of our product candidates;
–the cost and timing of completion and further expansion of clinical and commercial scale manufacturing activities sufficient to support all of our current and future programs;
–the cost of establishing sales, marketing, and distribution capabilities for any product candidates for which we may receive marketing approval and reimbursement in regions where we choose to commercialize our products on our own; and
–the terms of any ADS repurchases we make.
C. Research and Development, Patents and Licenses, etc.
Full details of our research and development activities and expenditures are given in Item 4 and under the description of the “Operating Results” in this Item 5 within this Annual Report.
D. Trend Information
See the description of “Operating Results” as well as ”Liquidity and Capital Resources” in this Item 5, “Business
Overview” in Item 4 and “Risk Factors” in Item 3 within this Annual Report.
E. Critical Accounting Estimates
For a discussion of our Significant Accounting Judgments, Estimates and Assumption please refer to Note 3 to our consolidated financial statements included elsewhere in this Annual Report.
F. Comparison of the year ended December 31, 2024 and the year ended December 31,
2023
For a discussion of our operating results for the year ended December 31, 2023, and a comparison of the years ended December 31, 2024 and 2023, please refer to Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2024.
Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
Management Board (Vorstand)
The following changes to the Management Board took place in 2025 and 2026:
–Ramón Zapata succeeded Jens Holstein as our Chief Financial Officer on July 1, 2025.

Annual Report on Form 20-F for the year ended December 31, 2025

–Ryan Richardson concluded his service as our Chief Strategy Officer on September 30, 2025.
–Kylie Jimenez joined the Management Board as our Chief People Officer on March 1, 2026.
The following table sets forth the names and functions of the current members of our Management Board, their ages as of December 31, 2025, and their terms:

Name	Age	Term Expires	Position
Prof. Ugur Sahin, M.D.	60	December 31, 2026	Chief Executive Officer
Annemarie Hanekamp	45	June 30, 2028	Chief Commercial Officer
Kylie Jimenez	49	February 28, 2030(2)	Chief People Officer
Sierk Poetting, Ph.D.	53	November 30, 2026	Chief Operating Officer
James Ryan, Ph.D.	50	August 31, 2027	Chief Legal Officer and Chief Business Officer
Prof. Özlem Türeci, M.D.	59	December 31, 2026	Chief Medical Officer
Ramón Zapata	52	June 30, 2028(1)	Chief Financial Officer
(1)Appointed on July 1, 2025.
(2)Appointed on March 1, 2026.
The business address of the members of our Management Board is the same as our business address: An der
Goldgrube 12, D-55131 Mainz, Germany.
The following is a brief summary of the business experience of all our Management Board members:
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
Annemarie Hanekamp is our Chief Commercial Officer. She joined BioNTech in 2024 and has more than 20 years of experience in the healthcare industry, including 15 years of commercial experience in companies ranging from early-stage biotechnology companies to full-scale pharmaceutical companies. She successfully delivered significant value in a broad range of roles: at Novartis, she led the U.S. and global teams through a time of strategic opportunities and operational headwinds following an unprecedented strong launch uptake of their novel treatment for prostate cancer. She was also responsible for building a new global oncology organization following a company-wide transformation. At Bristol Myers Squibb Co., she held a pivotal role in evolving the company’s U.S. oncology strategy, resulting in significant and sustainable growth including an

Annual Report on Form 20-F for the year ended December 31, 2025 expanded market access as well as product launches. Annemarie Hanekamp holds degrees in biomedical sciences as well as organizational leadership.
Sierk Poetting, Ph.D., is our Chief Operating Officer. He joined us in September 2014 from Novartis, where he had held various roles since 2006, most recently serving as Vice President and Chief Financial Officer of the
Sandoz Division in North America from 2012 to 2014. Sierk Poetting started his career as a consultant with
McKinsey & Company. A German citizen, he holds a Master of Science in Optical Sciences from the University of
Arizona and a Ph.D. in Physics from the Ludwig-Maximilians University in Munich.
James Ryan, Ph.D., is our Chief Legal Officer and Chief Business Officer. He has guided BioNTech through a wide range of key business, IP and transactional activities, mergers and acquisitions, strategic collaborations and equity capital markets transactions including the Company’s IPO in 2019. James Ryan and his teams played a pivotal role in the successful development of the Pfizer-BioNTech COVID-19 Vaccine, supporting every legal aspect of the program, its launch and commercialization, and was also instrumental in the strategic collaboration with Bristol Myers Squibb. James Ryan joined BioNTech in 2018 and was appointed as a Member of the
Management Board in 2023. He brings over 20 years of global legal and IP expertise in the pharmaceutical industry to the Company. In his prior role, he established the legal group of GW Pharmaceuticals (NASDAQ:
GWPH), where he also served as Head of Legal Affairs. James Ryan also worked for a number of UK and US law firms, including Special Counsel at Covington & Burling LLP, where he specialized in commercial and strategic transactions with a focus on companies in the life sciences sector. James Ryan has a Ph.D. in epigenetics from the University of St Andrews, is a member of the Law Society of England & Wales, and a member of the Law Society of Ireland.
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
Ramón Zapata is our Chief Financial Officer. He joined BioNTech in 2025 and is a seasoned global finance executive with more than 25 years of experience in the pharmaceutical and consumer goods industries. He has held leadership roles at leading global companies including Novartis, Sandoz, and Mondelēz International, and has worked across Europe, North America, Latin America, and the Middle East. Throughout his career, he has led finance functions enabling seamless execution from drug discovery through commercialization, including overseeing M&A transactions and successful integrations as well as driving digital finance transformations. Prior to joining BioNTech, he served as Chief Financial Officer and Head of Scientific Operations of BioMedical
Research at Novartis, where he was responsible for the overall leadership of the division's finance strategy and operations, portfolio realignment, cross-functional integration, and strategic external collaborations. He holds dual citizenship of the United States and Mexico. He is a Certified Public Accountant (CPA) from Universidad
Panamericana. He holds an MBA from IPADE Business School, with academic credits earned at IESE Business
School as part of the program. He also earned a postgraduate diploma in Tax Legislation from ITAM and is currently pursuing a Master's degree in Industrial-Organizational Psychology at Harvard University.
Kylie Jimenez is our Chief People Officer. She is responsible for the company’s global people strategy and its execution in support of BioNTech’s long-term objectives. Her remit includes leadership and succession, organizational effectiveness, culture, and people governance across the enterprise. Kylie Jimenez has held HR

Annual Report on Form 20-F for the year ended December 31, 2025 leadership roles across North America, Europe, and Latin America. Her experience spans multinational organizations in the pharmaceutical, industrial, consumer goods, and automotive sectors. She has overseen people and organizational transformation initiatives that aim to strengthen culture, improve effectiveness, and enable employees to perform at their best. Through her role, she supports an environment where people can grow, lead, and contribute meaningfully to BioNTech’s purpose. She holds a degree from the University of
Waterloo, the Certified Human Resources Professional (CHRP) designation (Canada), and the INSEAD
Certificate in Corporate Governance.
Supervisory Board (Aufsichtsrat)
The following table sets forth the names and functions of the members of our Supervisory Board during 2025, their ages as of December 31, 2025, their terms (which expire on the date of the relevant year’s general shareholders’ meeting) and their principal occupations outside of our Company:

Name	Age	Term Expires(1)	Principal Occupation

Helmut Jeggle (Chair Supervisory Board)	55	2026	Managing partner and entrepreneurial venture capital investor of Salvia GmbH (Supervisory Board member of 4SC AG, AiCuris AG and Tonies SE, Board Director at Bambusa Therapeutics Inc.)

Ulrich Wandschneider, Ph.D. (Deputy Chair Supervisory Board)	64	2027
Managing director of beebusy capital GmbH and independent
consultant to companies in the lifescience and healthcare sector
(Deputy Chair of the Supervisory Board Marienhaus GmbH and Chair
of the Supervisory Board fischerAppelt AG)

Baroness Nicola Blackwood	46	2027
Chair of Oxford University Innovations Limited (Equity Partner,
ReCode Health Ventures LLC, Chair of Genomics England Limited,
Chair of Health Data Research Service, Senior Independent NED on
the RTW Biotech Opportunities Ltd.)

Prof. Anja Morawietz, Ph.D.	48	2026	Certified Public Accountant and Management Consultant, Professor of External Accounting and General Business Administration at the Nuremberg University of Applied Sciences Georg Simon Ohm

Michael Motschmann	68	2027	Member of the Management Board and head of equity investments of MIG Capital AG (Supervisory Board member AFFiRiS AG and HMW- Emissionshaus AG)

Prof. Rudolf Staudigl, Ph.D.	71	2026	Independent consultant (member of the Supervisory Board of Groz- Beckert KG (Deputy Chair), Chairman of the Supervisory Board of Zadient Technologies SAS)
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

Annual Report on Form 20-F for the year ended December 31, 2025 where he acts as an entrepreneurial venture capital investor. He is currently a member of two other supervisory boards of listed companies, including 4SC AG and Tonies SE.
Ulrich Wandschneider, Ph.D., has served as a member of our Supervisory Board since 2018. He has more than 20 years of experience in the healthcare sector as a manager in the operative business and as a member of boards and committees. He was a Partner at Arthur Andersen until 2002 and at Deloitte from 2002 to 2004 in the healthcare and life science sector for many years. From 2004 to 2016 Ulrich Wandschneider served as Chief
Executive Officer first of Mediclin AG later of Asklepios Kliniken GmbH & Co. KGaA. In addition to BioNTech SE, he is deputy chairman of the Supervisory Board of Marienhaus GmbH, chairman of the Supervisory Board of
fischerAppelt AG, chairman of the Board of Trustees of Oberberg GmbH and he serves as chairman or member of various Advisory Boards, such as chairman of the Advisory Board of Argentum Pflege Holding GmbH and
Panorama Fachklinik GmbH and member of the Advisory Board of Creative Balloons GmbH.
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
Prof. Rudolf Staudigl, Ph.D., has served as a member of our Supervisory Board since 2022. He studied chemistry at Ludwig Maximilian University of Munich, obtaining his Ph.D. (Dr. rer. nat) in 1981. After postdoctoral research at Harvard University (Cambridge, USA) and Ludwig Maximilian University, he joined Wacker
Chemitronic in 1983. Mr. Staudigl became Vice President of Operations at Wacker Siltronic Corporation
(Portland, Oregon, USA) in 1989 and President a year later. He joined the Executive Board of Wacker
Chemitronic in 1993. In 1995, Rudolf Staudigl was appointed to the Executive Board of Wacker Chemie. In May
2008, Rudolf Staudigl was appointed President & CEO of Wacker Chemie AG. Until July 2024, he was a
member of the Supervisory Board of TÜV Süd Aktiengesellschaft. He currently serves as Deputy Chairman of the Supervisory Board of Groz-Beckert and Chairman of the Supervisory Board of Zadient Technologies SAS.

Annual Report on Form 20-F for the year ended December 31, 2025

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
“Zuflussprinzip”). According to interpretation 2, compensation may also be disclosed in the compensation report for the financial year in which the activity underlying the compensation was performed (vesting principle;
“Erdienungsprinzip”). The Supervisory Board and the Management Board have decided to apply interpretation 2 to short-term compensation components such as fixed compensation, fringe benefits, short-term incentives
(STI), cash-settled sign-on or other cash-settled one-time payments, and interpretation 1 to long-term compensation components such as share-based payments relating to long-term incentives (LTI) (even if ultimately settled in cash), share-based sign-on bonuses or other share-based one-time payments. An approach which deviates from interpretation 1 was chosen because it allows a fair presentation of the actual benefits, which are, for example, subject to final underlying share price developments. That is, the benefits from our share-based payment arrangements are considered granted and owed when the awards are settled.
The total compensation granted or owed according to Section 162 Paragraph 1 AktG to all members of the
Supervisory Board and the Management Board for the years ended December 31, 2025 and 2024 is presented in the following sections. The 2025 financial year reflected the first full year after the shareholders adopted the revised compensation system at the AGM on May 17, 2024, or the Compensation System 2024. Compensation
for the Management and Supervisory Board was previously determined under the compensation system approved by the AGM on June 22, 2021, and June 1, 2022, or the Compensation System 2021/2022. Both
compensation systems are published on our website at www.biontech.de.
Since Kylie Jimenez joined the Management Board on March 1, 2026, no compensation or other items related to
Management Board compensation are reportable as of December 31, 2025.
Compensation of Our Supervisory Board Members
Our Supervisory Board’s compensation is designed to promote the Company’s long-term development and business strategy and reflects the duties, time commitment and demands of the role, the Company’s market position, and the need to be able to attract suitably qualified candidates.  Supervisory Board members receive
100% fixed compensation under article 9 of the Company’s Articles of Association and they are also reimbursed for their expenses.
Under article 9 of the Company’s Articles of Association, our Supervisory Board receives 100% fixed compensation. All members of the Supervisory Board are also reimbursed for their expenses incurred in connection with their service on the Supervisory Board. While retaining this system for the compensation of
Supervisory Board members, the compensation of the Supervisory Board and its committee members was adjusted during the year ended December 31, 2024, to take into account the increasing time commitment required from them in terms of their activities, responsibilities and necessary qualifications and competencies under German stock corporation and European laws and the life sciences industry. The new system was approved by the Annual General Meeting, or AGM, on May 17, 2024, and was applied on a pro rata basis for the year ended December 31, 2024 upon the entry of the revised Articles of Association in our Commercial Register

Annual Report on Form 20-F for the year ended December 31, 2025 on August 30, 2024. Pursuant to Section 113 Paragraph 3 AktG, as amended by the Act Implementing the
Second Shareholder Rights Directive, a listed company’s AGM must pass a resolution on the compensation of its Supervisory Board members at least every four years.
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
Compensation is provided on a pro rata basis for individuals who are members of the Supervisory Board or a committee for part of the financial year. No pro rata payments were made in 2025 and 2024.
BioNTech also covers any value-added tax applicable to compensation or expense reimbursement. Supervisory
Board members are included in our D&O liability insurance and are co-insured at our expense.
The compensation granted and owed to our Supervisory Board members during the years ended December 31,
2025 and 2024, is presented in the following table:

in thousands €(1)	Helmut Jeggle	Ulrich Wandschneider, Ph.D.	Baroness Nicola Blackwood	Prof. Anja Morawietz, Ph.D.	Michael Motschmann	Prof. Rudolf Staudigl, Ph.D.
	Chair	Vice Chair
Base Compensation
2025	360	180	120	120	120	120
2024	261	130	87	87	87	87
Committee Compensation
2025	40	40	20	60	20	40
2024	27	27	13	43	13	27
Total
2025	400	220	140	180	140	160
2024	288	157	100	130	100	114
(1)The concept of compensation being granted or owed is described in the above section “Amount of Compensation of Our Supervisory Board and
Management Board Members”.

Annual Report on Form 20-F for the year ended December 31, 2025

Compensation of Our Management Board Members
We have entered into service agreements with all current members of our Management Board. We believe that the agreements between us and the members of our Management Board provide for payments and benefits
(including upon termination of service) that are in line with customary market practice.
The total compensation granted or owed to all members of the Management Board for the years ended
December 31, 2025 and 2024 is presented in the table below.

Serving members of the Management Board as of December 31, 2025

in thousands €	Prof. Ugur Sahin, M.D.	Annemarie Hanekamp(2)	Sierk Poetting, Ph.D.	James Ryan, Ph.D.	Prof. Özlem Türeci, M.D.	Ramón Zapata(7)
Fixed compensation(1)
2025	700	550	550	550	469	310
2024	700	275	550	550	550	—
Fringe benefits(3)
2025	5	47	18	39	22	38
2024	5	64	19	109	—	—
Short-term incentive – first installment(4)
2025	350	300	300	300	350	175
2024	130	69	111	111	111	—
Short-term incentive – second installment(4)
2025	—	—	—	—	—	—
2024	130	69	111	111	111	—
Other variable compensation(5)
2025	—	—	—	—	—	500
2024	—	1,250	—	—	—	—
Share-based payments (incl. long-term incentive)(6)
2025
Management Board Grant – LTI	—	275	—	92	—	—
2024
Management Board Grant – LTI	4,386	—	1,774	—	1,754	—
CEO Grant 2019	259,531	—	—	—	—	—
Total
2025	1,055	1,172	868	981	841	1,023
2024	264,882	1,727	2,565	881	2,526	—
Continued on next page

Annual Report on Form 20-F for the year ended December 31, 2025

Members of the Management Board who stepped down in 2025

in thousands €	Jens Holstein(8)	Ryan Richardson(9)
Fixed compensation
2025	275	413
2024	550	550
Fringe benefits(3)
2025	17	122
2024	5	27
Short-term incentive – first installment(4)
2025	150	167
2024	111	111
Short-term incentive – second installment(4)
2025	—	—
2024	111	111
Other variable compensation(5)
2025	—	688
2024	—	—
Share-based payments (incl. long-term incentive)(6)
2025
Management Board Grant – LTI	—	—
Other share-based payment arrangements	387	—
2024
Management Board Grant – LTI	—	1,785
Total
2025	829	1,390
2024	777	2,584
(1)For James Ryan, a part of the fixed compensation was paid by BioNTech UK Limited, a subsidiary of BioNTech SE. Approximately 30% of his total compensation is attributable to his position as a member of the Management Board and approximately 70% is attributable to his position as a director of BioNTech UK Limited.
(2)Annemarie Hanekamp was appointed to the Management Board as Chief Commercial Officer (CCO) with effect as of July 1, 2024. Her compensation for the year ended December 31, 2024 was granted on a pro-rata basis. For the year ended December 31, 2024, she was granted a guaranteed pro rata STI bonus in the amount of 50% of the maximum amount, i.e., €137,500. The first half of the corresponding net amount was paid out in April 2025 and the second in January 2026, irrespective of the share price performance. The Supervisory Board granted her a one-time sign-on bonus of €1,750,000 as of her appointment (see below section “Other Payments”). Out of this amount, €1,250,000 was paid as a cash bonus in July 2024 subject to repayment in reducing amounts if the service agreement ends other than for good cause before June 30,
2027 (resolutory condition considered granted and owed fully in 2024). The remainder of €500,000 will be granted in shares in July 2028 or, at the earliest possible date after a potential blackout period, provided she is still a Management Board member on June 30, 2028. Annemarie
Hanekamp received a guaranteed pro rata LTI grant of €275,000 for the period from July 1 to December 31, 2024 due to her appointment to the
Management Board during 2024. This amount reflected 50% of the annual target value and was settled in cash in 2025.
(3)Includes social security, health and additional insurance, company bike and travel expenses. Other fringe benefits which are integral to the performance of business duties, such as costs for security services, are not included in the amount.
(4)The structure of the STI payout was changed with the adoption of the Compensation System 2024. Under the Compensation System 2024, 100%
of the STI relating to the year ended December 31, 2025 will be paid out in the month after the approval of the 2025 consolidated financial statements. In contrast, under the Compensation System 2021 / 2022, 50% of the STI relating to the year ended December 31, 2024 was paid out in the month after the approval of the 2024 consolidated financial statements and the remaining 50% will be paid out (and adjusted) in March
2026 (see below section “Short-Term Incentive (STI) Compensation”).The amounts ultimately determined were as follows: Ugur Sahin
€116 thousand, Jens Holstein €100 thousand, Sierk Poetting €100 thousand, Ryan Richardson €100 thousand, James Ryan €100 thousand and
Özlem Türeci €100 thousand.
(5)One-time sign-on bonuses are reported under other variable compensation in this table for transparency purposes, even though the
Compensation System 2024 classifies them as fringe benefits.
(6)Explanations of our share-based payment arrangements are given in section “Share-Based Payments (incl. Long-Term Incentive (LTI) and Other
One-Time Awards)” below and include the LTI arrangements and the CEO Grant 2019.
(7)Ramón Zapata was appointed to the Management Board as Chief Financial Officer (CFO) with effect as of July 1, 2025. His compensation for the year ended December 31, 2025 was granted on a pro-rata basis. The Supervisory Board granted him a one-time cash sign-on bonus of €900,000

Annual Report on Form 20-F for the year ended December 31, 2025 as part of his appointment (see below section “Other Payments”). Out of this amount, €500,000 was paid in cash in January 2026. The remaining
€400,000 will be due in cash in January 2027, provided he is still a Management Board member on July 31, 2026.
(8)Served through June 30, 2025.
(9)Served through September 30, 2025.
Fixed Compensation

	Years ended December 31,

in thousands €	2025	2024
Serving members of the Management Board as of December 31, 2025
Prof. Ugur Sahin, M.D.	700	700
Annemarie Hanekamp(1)	550	275
Sierk Poetting, Ph.D.	550	550
James Ryan, Ph.D.(2)	550	550
Prof. Özlem Türeci, M.D.	469	550
Ramón Zapata(3)	310	—
Members of the Management Board who stepped down in 2025
Jens Holstein(4)	275	550
Ryan Richardson(5)	413	550
(1)Appointed on July 1, 2024.
(2)James Ryan’s compensation is partly paid in the U.K. (in GBP) by the Company’s subsidiary BioNTech UK Limited, and partly in Germany (in
Euro).
(3) Appointed on July 1, 2025.
(4)Served through June 30, 2025.
(5)Served through September 30, 2025.
Fixed compensation is primarily paid out as a salary in twelve monthly installments within a calendar year. Özlem
Türeci’s annual fixed compensation was increased from May 2025 from €550,000 to €620,000 to reflect her increased time commitment and responsibilities. As part of her unpaid sabbatical in December 2025, she did not receive a fixed compensation during her leave.
Fringe Benefits
The Management Board also receives fringe benefits. These mainly comprise allowances for health and long-
term care insurance and supplementary insurance, non-cash benefits for bicycles, travel allowances and relocation costs. Management Board members may also be reimbursed for individual tax advice expenses. In general, Management Board members do not receive pension benefits. James Ryan receives certain fringe benefits under his service agreement with BioNTech UK Limited, including a matching pension contribution to a defined benefit pension scheme subject to payments he makes into the scheme, group income protection, life assurance, private medical healthcare and occupational sick pay.
The Company maintains Directors and Officers, or D&O, insurance for Management Board members, which provides coverage for legal defense costs and any damages arising from claims against a Management Board member for breach of their duties. The D&O insurance includes an AktG-compliant deductible for the
Management Board members. D&O insurance expenses are not classified as compensation, as they are incurred in the Company’s own interests to cover risks faced by our Management Board, Supervisory Board, and other senior executives and managing directors of BioNTech Group entities.
Short-Term Incentive, or STI, Compensation
Under the Compensation System 2024, the Management Board is entitled to receive a short-term performance-
related cash bonus with a one-year assessment period. The STI payment is capped at 60% of the annual fixed

Annual Report on Form 20-F for the year ended December 31, 2025 compensation and is contingent upon the achievement of certain financial and non-financial performance criteria of the Group.
At its first meeting after the end of the relevant financial year, the Supervisory Board determines the
Management Board’s actual STI target achievement.
The Supervisory Board determined that the 2025 Company Goals and ESG Targets were fully achieved.
The following table summarizes the overall target achievement and the resulting annual bonus payout amount per Management Board member for the year ended December 31, 2025.

Short-Term Incentive (STI) Compensation for the year ended December 31, 2025	Relative to fixed compensation (in %)	Compensation Corridor		Overall Target Achievement (in %)	STI Payment (in thousands)

		Lower Limit (0%)	Upper Limit (100%)
Serving members of the Management Board as of December 31, 2025
Prof. Ugur Sahin, M.D.	50	—	350	100	350
Annemarie Hanekamp	55	—	300	100	300
Sierk Poetting, Ph.D.	55	—	300	100	300
James Ryan, Ph.D.	55	—	300	100	300
Prof. Özlem Türeci, M.D.	75	—	350	100	350
Ramón Zapata(1)	56	—	175	100	175
Members of the Management Board who stepped down in 2025
Jens Holstein(2)	55	—	150	100	150
Ryan Richardson(3)	55	—	225	n / a	167
(1)Appointed on July 1, 2025.
(2)Served through June 30, 2025.
(3)Served through September 30, 2025. Ryan Richardson was granted a guaranteed STI payment relating to the year ended December 31, 2025 in the amount of €166,500, which was paid out during the third quarter of 2025.
Under the Compensation System 2024, 100% of the STI relating to the year ended December 31, 2025 will be paid out in April 2026, the month after the approval of the 2025 consolidated financial statements. The STI relating to the year ended December 31, 2024 was structured into two installments under the Compensation
System 2021/2022. The first STI installment for the year ended December 31, 2024 amounting to 50% of the total STI was paid out in April 2025, the month after the approval of the 2024 consolidated financial statements.
The second STI installment is subject to adjustments in relation to the development of the Company’s share price between the determination date (when the STI achievement is determined) and the respective anniversary of that date. If the share price (based on the market price of our ADSs) increases or decreases, the payment amount is multiplied by the factor price development. The second STI installment for the year ended
December 31, 2024 will be paid out (and adjusted) in March 2026.
The STI payment for the year ended December 31, 2025, is considered granted and owed in 2025, when the
Management Board completed the compensation-related activity. The same approach applied to both STI installments for the year ended December 31, 2024.
Other Payments
Due to the highly competitive biotech environment and the need to attract qualified candidates, the Supervisory
Board may agree to compensate new Management Board members with a one-time sign-on bonus. Such bonus payments are designed to compensate for the variable compensation the individual may have forfeited by leaving another company for BioNTech. During the 2025 financial year, Ramón Zapata was granted a one-time cash sign-on bonus of €900,000 (gross) as part of his appointment. Out of this amount, €500,000 was paid in

Annual Report on Form 20-F for the year ended December 31, 2025 cash in January 2026. The remaining €400,000 will be due in cash in January 2027, provided he is still a
Management Board member on July 31, 2026.
During the 2024 financial year, Annemarie Hanekamp received a one-time payment of €1,750,000 as part of her appointment. Out of this amount, €1,250,000 was paid as a cash bonus in July 2024 and is subject to repayment in reducing amounts if the service agreement ends other than for good cause before June 30, 2027. The remaining €500,000 will be granted in ADSs in July 2028 or at the earliest possible date after a potential blackout period, provided she is still a Management Board member on June 30, 2028.
In 2021, the Supervisory Board granted Jens Holstein, who retired from the Management Board during 2025, a one-time signing bonus of 4,246 phantom shares valued at €800,000. The phantom shares vested in four equal installments on July 1 of 2022, 2023 and 2024 and June 30, 2025 and were settled in cash on July 1, 2025. The cash payment was subject to caps based on the settlement closing price (no more than 800% of the closing price at grant) and the total payout (which could not exceed €6.4 million). Neither cap was invoked, and the final gross payout was €386,526.
In connection with Ryan Richardson’s separation from the Management Board effective September 30, 2025, he received a one-time payment of €687,500 (gross).
Share-Based Payments (incl. Long-Term Incentive, or LTI, and Other One-Time Awards)
Our Management Board’s service agreements provide for long-term, four-year incentive compensation
(Management Board Grant – LTI) through an annual grant of options to acquire BioNTech shares and, as of the
Compensation System 2024, performance share units, or PSUs (described further below), as determined by the
Supervisory Board. These LTI awards are in line with the Compensation System 2021/2022 and the
Compensation System 2024 and are subject to the terms and conditions of the respective authorizations of the
AGM creating our ESOP and the applicable option and PSU agreements.
During the year ended December 31, 2025, the number of options and PSUs granted were calculated based on a target value of €3,500,000 for Ugur Sahin, €1,800,000 for Özlem Türeci and €1,650,000 for each other
Management Board member. The unvested portions of Ryan Richardson's and Jens Holstein’s LTI awards granted for the years 2022 to 2024 were forfeited upon their departure from the Management Board in 2025.
During the year ended December 31, 2024, the number of options granted was calculated based on a target value of €1,150,000 for Ugur Sahin and €550,000 for each other Management Board member. Annemarie
Hanekamp received a guaranteed pro rata LTI grant of €275,000 for the period from July 1 to December 31,
2024 due to her appointment to the Management Board during 2024. This amount reflected 50% of the annual target value and was settled in cash in 2025.
We also entered into a one-time share-based payment arrangement with our CEO Ugur Sahin, the Chief
Executive Officer Grant granted in 2019, or the CEO Grant 2019, which is explained below. Following the vesting of 25% on an annual basis since 2019, the CEO Grant 2019 vested and became exercisable on October 9,
2023. Ugur Sahin exercised the CEO Grant 2019 during the year ended December 31, 2024.

Annual Report on Form 20-F for the year ended December 31, 2025

The various LTI awards vest at a rate of 25% annually over four years. The annual vesting dates starting the year after the options were awarded are as follows:

Name of the Program	Annual vesting dates
LTI 2021	May 12 (May 17 for Jens Holstein)
LTI 2022	May 31
LTI 2023	May 22
LTI 2024	August 26
LTI 2025	May 27 (PSUs), May 28 (ESOP)
While vesting, the LTI awards continue to be subject to performance and waiting conditions.
The benefits from our share-based payment arrangements (including long-term incentive) are considered granted and owed when the awards are settled (see further section 6.B). During the years ended December 31,
2024 and 2025, this principle applied to the awards granted under the CEO Grant 2019, LTI 2020 Program, LTI
2020 (EEP) Program and the one-time signing bonus of Jens Holstein as a result of their exercise and settlement. With respect to these Programs, the table ”Compensation Granted and Owed” in section 6.B shows the implied market value calculated using the closing price of an ADS of BioNTech on Nasdaq on the respective last trading day preceding each exercise date converted from USD to Euro using the exchange rates published by the German Central Bank (Deutsche Bundesbank) on the same days, as well as applying the effective exercise price and maximum cap mechanism. The implied market value may vary from the benefit in kind.
In accordance with Section 162 Paragraph 1 No. 3 AktG, the table below provides an overview of share options and other share-based payment instruments granted to our Management Board and outstanding as of
December 31, 2025.

Annual Report on Form 20-F for the year ended December 31, 2025

Overview of ongoing LTI awards of serving members of the Management Board as of December 31, 2025

Program Name and Grant Date	Management Board Member	Target Value (€)	Initial Number of Options (O), Phantom Options (PO), Restricted Stock Unit (RSU) or Performance Share Units (PSU)	Award Exercise Price (€)(1)	Earliest Award Exercise Date(2)	Award Expiration Date	Number of Awards Granted (G), Exercised (E), or Forfeited (F) during the year	Number of Awards Outstanding
LTI 2021(5) 5/12/2021	Prof. Ugur Sahin, M.D.	750,000	17,780 (PO)	157.64	5/12/2025	5/12/2031	—	17,780
	Sierk Poetting, Ph.D.	550,000	7,112 (PO)				—	7,112
	Prof. Özlem Türeci, M.D.	550,000	7,112 (PO)				—	7,112
LTI 2022(6) 5/31/2022	Prof. Ugur Sahin, M.D.	750,000	19,997 (PO)	129.45	5/31/2026	5/31/2032	—	19,997
	Sierk Poetting, Ph.D.	550,000	14,664 (PO)				—	14,664
	Prof. Özlem Türeci, M.D.	550,000	14,664 (PO)				—	14,664
LTI 2023(7) 5/22/2023	Prof. Ugur Sahin, M.D.	1,150,000	38,506 (O)	96.97	5/22/2027	5/22/2033	—	38,506
	Sierk Poetting, Ph.D.	550,000	18,416 (O)				—	18,416
	Prof. Özlem Türeci, M.D.	550,000	18,416 (O)				—	18,416
LTI 2024(8) 8/26/2024	Prof. Ugur Sahin, M.D.	1,150,000	53,233 (O)	75.91	8/26/2028	8/26/2034	—	53,233
	Sierk Poetting, Ph.D.	550,000	25,459 (O)				—	25,459
	James Ryan, Ph.D.	550,000	25,459 (O)				—	25,459
	Prof. Özlem Türeci, M.D.	550,000	25,459 (O)				—	25,459
LTI 2025(9) 5/27/2025	Prof. Ugur Sahin, M.D.	3,500,000	23,434 (PSU)	n / a	5/27/2029	5/27/2035	23,434 (G)	23,434
			18,747 (O)	93.35	5/28/2029	5/28/2035	18,747 (G)	18,747
	Annemarie Hanekamp	1,650,000	11,047 (PSU)	n / a	5/27/2029	5/27/2035	11,047 (G)	11,047
			8,838 (O)	93.35	5/28/2029	5/28/2035	8,838 (G)	8,838
	Sierk Poetting, Ph.D.	1,650,000	11,047 (PSU)	n / a	5/27/2029	5/27/2035	11,047 (G)	11,047
			8,838 (O)	93.35	5/28/2029	5/28/2035	8,838 (G)	8,838
	James Ryan, Ph.D.	1,650,000	11,047 (PSU)	n / a	5/27/2029	5/27/2035	11,047 (G)	11,047
			8,838 (O)	93.35	5/28/2029	5/28/2035	8,838 (G)	8,838
	Prof. Özlem Türeci, M.D.	1,800,000	11,633 (PSU)	n / a	5/27/2029	5/27/2035	11,633 (G)	11,047
			9,306 (O)	93.35	5/28/2029	5/28/2035	9,306 (G)	8,838
LTI 2020 (EEP)(10) 12/15/2020	James Ryan, Ph.D.	n/a	1,163 (RSU)	n / a	12/15/2024	n / a	1,163 (E)	—
LTI 2021 (EEP)(10) 12/10/2021	James Ryan, Ph.D.	n/a	313 (RSU)	n / a	12/10/2025	n / a	—	313
LTI 2022 (EEP)(10) 12/9/2022	James Ryan, Ph.D.	n/a	740 (RSU)	n / a	12/9/2026	n / a	—	740
LTI 2023 (EEP)(10) 12/8/2023	James Ryan, Ph.D.	n/a	750 (RSU)	n / a	12/8/2027	n / a	—	750

Overview of ongoing LTI awards of Members of the Management Board who stepped down in 2025

Program Name and Grant Date	Management Board Member	Target Value (€)	Initial Number of Options (O), Phantom Options (PO), Restricted Stock Unit (RSU) or Performance Share Units (PSU)	Award Exercise Price (€)(1)	Earliest Award Exercise Date(2)	Award Expiration Date	Number of Awards Granted (G), Exercised (E), or Forfeited (F) during the year	Number of Awards Outstanding
LTI 2021(5) 5/12/2021 - 5/17/2021	Jens Holstein (3)	275,000	6,463 (PO)	159.00	5/17/2025	5/17/2031	—	6,463
	Ryan Richardson (4)	260,000	6,163 (PO)	157.64	5/12/2025	5/12/2031	—	6,163
Signing Bonus 7/1/2021	Jens Holstein (3)	n/a	4,246 (PO)	n / a	7/1/2025	n / a	4,246 (E)	—
LTI 2022(6) 5/31/2022	Jens Holstein (3)	550,000	14,664 (PO)	129.45	5/31/2026	5/31/2032	3,666 (F)	10,998
	Ryan Richardson (4)	280,000	7,465 (PO)				1,867 (F)	5,598
LTI 2023(7) 5/22/2023	Jens Holstein (3)	550,000	18,416 (O)	96.97	5/22/2027	5/22/2033	9,208 (F)	9,208
	Ryan Richardson (4)	550,000	18,416 (O)				9,208 (F)	9,208
LTI 2024(8) 8/26/2024	Jens Holstein (3)	550,000	25,459 (O)	75.91	8/26/2028	8/26/2034	19,094 (F)	6,365
	Ryan Richardson (4)	550,000	25,459 (O)				19,094 (F)	6,365
(1)All options are subject to an exercise price cap (see above).
(2)Indicates the end of the respective waiting periods.
(3)Served through June 30, 2025.

Annual Report on Form 20-F for the year ended December 31, 2025

(4)Served through September 30, 2025.
(5)Management Board Grant (Long-Term Incentive) in the respective year. Phantom options were issued which vested in four equal installments on
May 12 of 2022, 2023, 2024 and 2025 for all Management Board members except Jens Holstein, and in the case of Jens Holstein, vested in four equal installments on May 17 of the same years. The options became exercisable on May 12, 2025 and May 17, 2025, respectively.
(6)Management Board Grant (Long-Term Incentive) in the respective year. Phantom options were issued which vest in four equal installments on
May 31 of 2023, 2024, 2025 and 2026 for all Management Board members. These phantom options will not become exercisable before the expiry of the waiting period on May 31, 2026.
(7)Management Board Grant (Long-Term Incentive) in the respective year. Options vest in four equal installments on May 22 of 2024, 2025, 2026 and 2027 but may not be exercised before May 22, 2027.
(8)Management Board Grant (Long-Term Incentive) in the respective year. Options vest in four equal installments on August 26 of 2025, 2026, 2027 and 2028 but may not be exercised before August 26, 2028.
(9)Management Board Grant (Long-Term Incentive) in the respective year. PSUs vest in four equal installments on May 27 of 2026, 2027, 2028 and
2029 but may not be exercised before May 28, 2029. Options vest in four equal installments on May 28 of 2026, 2027, 2028 and 2029 but may not be exercised before May 28, 2029.
(10)James Ryan’s 2020, 2021, 2022 and 2023 awards were granted under the BioNTech 2020 Employee Equity Plan (EEP). These awards vest in equal annual installments over four years and are subject to a four-year waiting period.
Management Board Grant (Long-Term Incentive)
As noted above, the Management Board’s long-term, incentive compensation (Management Board Grant – LTI)
is comprised of an annual grant of a combination of PSUs and options to acquire BioNTech shares, all of which are subject to a four-year waiting period from grant. The grants are subject to the terms and conditions of the respective authorizations of the AGM creating our Employee Stock Ownership Plan, or ESOP, and the applicable option and PSU agreements. Management Board members were awarded phantom options in May 2021 and
2022, options in May 2023 and August 2024, and a combination of options and PSUs in May 2025.
Stock Options

Grant Date	Exercise Price(1)
May 12, 2021	$185.23 (€157.64)
May 17, 2021	$186.83 (€159.00)
May 31, 2022	$152.10 (€129.45)
May 22, 2023	$113.94 (€96.97)
August 26, 2024	€75.91
May 28, 2025	€93.35
(1)All conversions from USD to EUR are calculated using the foreign exchange rate as published by the German Central Bank (Deutsche
Bundesbank) as of December 31, 2025.
All options are subject to an exercise price cap, which means that the exercise price shall be adjusted to ensure that the current price of an ADS as of the exercise date does not exceed 800% of the exercise price. For the phantom share options issued under the LTI 2021 and 2022 programs and the options issued under the LTI
2023, 2024 and 2025 programs, as well as the PSUs under the LTI 2025 program, the maximum compensation that each member is entitled to receive, together with other compensation components received in the respective grant year, shall not exceed €20.0 million for Ugur Sahin and €10.0 million for all others. The options vest annually in equal installments over four years commencing on the first anniversary of the grant date and become exercisable four years after the grant date.

Annual Report on Form 20-F for the year ended December 31, 2025

In the case of options granted under the Compensation System 2021/2022, vested options can only be exercised if both of the following performance criteria are met:
–Threshold Amount: At the time of exercise, the current share price must be equal to or greater than the threshold amount. The threshold amount is the exercise price, which increases by seven percentage points on each anniversary of the grant date.
–Target Price: At the time of exercise, the current share price must be at least equal to the target price, defined as:
•for the twelve-month period starting on the fourth anniversary of the grant date, $8.5 billion divided by the total number of ordinary shares outstanding immediately following the initial public offering (excluding shares owned by BioNTech); and
•for each twelve-month period starting on the fifth or subsequent anniversary, 107% of the target share price applicable for the prior twelve-month period.
–Index Performance: The closing price for the fifth trading day prior to the start of the relevant exercise window must be higher than the exercise price by at least the same percentage by which the Nasdaq Biotechnology
Index (or a comparable successor index) has increased since the last trading day before the grant date.
In the case of options granted under the Compensation System 2024 and from the 2025 financial year onwards, vested options can only be exercised if all of the following performance criteria are met:
–Threshold Amount: At the time of exercise, the current share price must be at least 180% of the exercise price, which increases by an additional twenty percentage points from the fifth and each subsequent anniversary of the approval date.
–Index Performance: The closing price for the fifth trading day prior to the start of the relevant exercise date must be higher than the exercise price by at least the same percentage by which the Nasdaq Biotechnology
Index (or a comparable successor index) has increased since the last trading day before the grant date.
–Additional Terms:
•After the waiting period expires, option rights may be exercised only during the exercise windows specified in the ESOP agreement.
•Option rights can be exercised up to ten years after the grant date; after this period, any unexercised options will be forfeited without compensation.
Performance Share Units (PSUs)
PSUs have a performance period of four years beginning with the grant of the PSUs by the Supervisory Board.
The initial size of the PSU award is determined by dividing an individually-agreed amount in each Management
Board’s service contract by a reference price, which is the average closing price of the last 90 trading days prior to the date of the Supervisory Board’s resolution on the issue of the PSUs, or the PSU Issue Date, except that it may not fall below $105.16.
Performance Targets and Determination of Target Achievement
PSUs can only be settled if the share price has performed as well or better in percentage terms than the Nasdaq
Biotechnology Index (or a comparable successor index) in the period from the last trading day before the PSU
Issue Date to the fifth trading day before the start of the relevant exercise period. If the share price performs as

Annual Report on Form 20-F for the year ended December 31, 2025 well or better than the index, the target is achieved and the PSUs can be settled. If the share price underperforms the index, the PSUs cannot be settled and expire without compensation.
–Waiting Period: The PSUs granted vest 100% after a vesting period of four years from the grant date, subject to achieving the performance target. If the target is achieved, the PSUs can be converted into a cash payment, shares or ADSs.
–Vesting Conditions: One quarter of the PSUs vest each year from the grant date. Early termination of the
Management Board service contract leads to a corresponding reduction in the vested PSUs. The unvested portion lapses without compensation.
–Settlement Closing Price: The Settlement Closing Price for the PSUs is the closing price of our ADSs on the last trading day prior to the day on which the PSUs are settled in the trading system with the highest total trading volume on the ten trading days prior to the date of settlement.
–Cash Settlement: To settle the PSUs, we may choose to grant (1) our own existing shares, (2) our own ADSs,
(3) shares or rights or certificates representing them in another listed company, (4) a cash payment or (5)
another form of settlement instead of new shares from authorized capital. The amount of the cash payment is calculated by multiplying the vested PSUs by the Settlement Closing Price.
Chief Executive Officer Grant (CEO Grant 2019)
In September 2019, we granted Prof. Ugur Sahin, M.D., an option to purchase 4,374,963 of our shares under the
ESOP 2017 / 2019 program. All of these option rights vested and became exercisable in 2023, and were exercised on August 9, 2024, with an exercise price for each option of €13.74 ($15.00) calculated using the foreign exchange rate published by the German Central Bank (Deutsche Bundesbank) on the day before the exercise date and by applying the effective exercise cap (but not increasing above a Euro amount equivalent to
USD 30) and the maximum cap mechanism as disclosed above. The closing price of one ADS on Nasdaq on the settlement date converted from U.S. Dollars to Euro using the exchange rate published by the German Central
Bank (Deutsche Bundesbank) on the same day was €73.68 and led to an intrinsic value of the exercised options of €259.5 million.
Share Ownership Guideline
The Supervisory Board believes that the Management Board should maintain a significant stake in the Company to promote its long-term interests and achieve its long-term strategic goals, and align the Management Board’s personal interests with those of the Company. As a result, the Supervisory Board adopted share ownership guidelines effective January 1, 2025 as part of the new compensation system for the Management Board pursuant to Section 87a AktG.
Management Board members are required to achieve the applicable ownership level within four years after first becoming subject to the Guidelines. The ownership level must be maintained for so long as they remain a
Management Board member. In the event of non-compliance, the Compensation, Nominating, and Corporate
Governance Committee of the Supervisory Board may deduct the missing difference in value from variable remuneration (STI and LTI) components to be granted or determined. Target ownership levels and progress towards compliance for each Management Board member serving as of December 31, 2025 are detailed below:

Annual Report on Form 20-F for the year ended December 31, 2025

Member of Management Board	Target (% of fixed compensation)	Beginning of the position-building	End of the position- building phase	Status as of Dec. 31, 2025
Prof. Ugur Sahin, M.D. (since 2008)	200%	January 1, 2025	January 1, 2029	100% of investment target achieved
Sierk Poetting, Ph.D. (since Sept. 01, 2014)	100%	January 1, 2025	January 1, 2029	100% of investment target achieved
Prof. Özlem Türeci, M.D. (since 2019)	100%	January 1, 2025	January 1, 2029	100% of investment target achieved
James Ryan, Ph.D. (since Sept. 01, 2023)	100%	January 1, 2025	January 1, 2029	14% of investment target achieved
Annemarie Hanekamp (since July 01, 2024)	100%	January 1, 2025	January 1, 2029	0% of investment target achieved
Ramón Zapata (since July 01, 2025)	100%	July 1, 2025	July 1, 2029	0% of investment target achieved
Compensation of Former Management Board Members
This section outlines the compensation entitlements to Management Board members who served in prior periods but did not serve during the current fiscal year 2025.
Sean Marett left the Management Board by mutual agreement with effect as of June 30, 2024. To ensure a smooth transition of services, Sean Marett entered into a 12-month consultancy agreement with the Company on
July 1, 2024, which was extended in 2025 to June 30, 2026.
The following table discloses the options granted to former Management Board members, which are outstanding as of December 31, 2025:

Former members of the Board of Management who served in prior periods but did not serve during the current fiscal year 2025

Program Name and Grant Date	Management Board Member	Target Value (€)	Initial Number of Options (O), Phantom Options (PO), Restricted Stock Unit (RSU) or Performance Share Units (PSU)	Award Exercise Price (€)(1)	Earliest Award Exercise Date(2)	Award Expiration Date	Number of Awards Granted (G), Exercised (E), or Forfeited (F) during the year	Number of Awards Outstanding
LTI 2020(4) 2/13/2020	Sean Marett(3)	300,000	38,968 (O)	26.20	2/13/2024	2/13/2030	—	38,968
LTI 2021(5) 5/12/2021	Sean Marett(3)	300,000	7,112 (PO)	157.64	5/12/2025	5/12/2031	—	5,334
LTI 2022(6) 5/31/2022	Sean Marett(3)	550,000	14,664 (PO)	129.45	5/31/2026	5/31/2032	—	7,332
LTI 2023(7) 5/22/2023	Sean Marett(3)	550,000	18,416 (O)	96.97	5/22/2027	5/22/2033	—	4,604
Separation Agreement(8) 8/26/2024	Sean Marett(3)	n/a	5,760 (PO)	75.91	8/26/2028	8/26/2034	—	5,760
(1)All options are subject to an exercise price cap (see above).
(2)Indicates the end of the respective waiting periods.
(3)Served through June 30, 2024.
(4)Management Board Grant (Long-Term Incentive) in the respective year. Options vested in four equal installments on February 13 of 2021, 2022,
2023 and 2024, are now exercisable following the expiry of the waiting period on February 13, 2024.
(5)Management Board Grant (Long-Term Incentive) in the respective year. Phantom options vested in four equal installments on May 12 of 2022,
2023, 2024 and 2025, are now exercisable following the expiry of the waiting period on May 12, 2025.
(6)Management Board Grant (Long-Term Incentive) in the respective year. Phantom options were issued which vest in four equal installments on
May 31 of 2023, 2024, 2025 and 2026. These phantom options will not become exercisable before the expiry of the waiting period on May 31,
2026.
(7)Management Board Grant (Long-Term Incentive) in the respective year. Options vest in four equal installments on May 22 of 2024, 2025, 2026 and 2027 but may not be exercised before May 22, 2027.
(8)Pursuant to Sean Marett’s separation agreement, he was granted 5,760 phantom options representing one-quarter of the 2024 LTI award, which are subject to the same conditions and waiting period that apply to the 2024 LTI awards granted to the Management Board (see above).

Annual Report on Form 20-F for the year ended December 31, 2025

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

Annual Report on Form 20-F for the year ended December 31, 2025

Supervisory Board
German law requires that the Supervisory Board consists of at least three members, while a company’s articles of association may stipulate a certain higher number. Our Supervisory Board currently consists of six members.
As we are not subject to co-determination, the members of our Supervisory Board are all elected by the shareholders’ meeting in accordance with the provisions of the SE Regulation and the German Stock
Corporation Act (Aktiengesetz). German law does not require the majority of our Supervisory Board members to be independent and neither our Articles of Association (Satzung) nor the rules of procedure for our Supervisory
Board provide otherwise. As per our Supervisory Board’s assessment, an appropriate number of shareholder representatives on the Supervisory Board (i.e. the entire Supervisory Board) are independent if the Supervisory
Board has two independent members. The Supervisory Board considers Helmut Jeggle and Michael
Motschmann to be independent irrespective of the fact that they have been members of the Supervisory Board since 2008. As stated in the declaration to the German Corporate Governance Code, or the Corporate
Governance Code, (Entsprechenserklärung) published by the Company on February 25, 2026 pursuant to
Section 161 para. 1 of the German Stock Corporation Act (Aktiengesetz), which in accordance with the
Corporate Governance Code is issued in connection with the Declaration pursuant to Section 315d in conjunction with Section 289f of the German Commercial Code (HGB), the length of membership does not give rise to any fears of material conflicts of interest on the part of the members of the Supervisory Board and therefore does not stand in the way of their independence. However, the rules of procedure for our Supervisory
Board provide that the Supervisory Board should have an independent member with expertise in the field of accounting, internal control processes and auditing. Ulrich Wandschneider, Anja Morawietz, Michael
Motschmann and Rudolf Staudigl fulfill this role.
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

Annual Report on Form 20-F for the year ended December 31, 2025

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
–entering into certain large transactions;
–acquiring any material interests in businesses of third parties (except group companies) or disposing of material assets or shares of the Group (other than in relation to an internal reorganization);
–issuing shares from authorized capital, unless the shares are issued pursuant to a redemption of stock appreciation rights; and
–acquiring treasury shares in return for valuable consideration.
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
Our Supervisory Board conducted a self-assessment for the year ended December 31, 2025. It covered all key aspects of the Supervisory Board’s work, including its committees, its composition, its competence profile, its main topics and its relationship with the Management Board. The results of the self-assessment have been evaluated and will subsequently be presented to the Supervisory Board. Based on the self-assessment, the
Supervisory Board believes that it, its committees and the Management Board continue to operate at a professional and cooperative level. No fundamental need for change was identified.
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

Annual Report on Form 20-F for the year ended December 31, 2025

The Supervisory Board has established an Audit Committee, a Compensation, Nominating, Governance
Committee, a Capital Markets Committee and a Product Committee by resolution. Set forth in the table below are the members of the respective committees during the year ended December 31, 2025.

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
Audit Committee
Our Audit Committee for the year ended December 31, 2025 consisted of Anja Morawietz. (Chair), Rudolf
Staudigl and Ulrich Wandschneider. The Audit Committee assists the Supervisory Board in overseeing the accuracy and integrity of our financial statements, our accounting and financial reporting processes and audits of our financial statements, the effective functioning of our internal control system, our risk management system, our compliance with legal and regulatory requirements, our independent auditor’s qualifications and independence, the performance of the independent auditor and the effective functioning of our internal audit functions, and, subject to certain limitations, adopts and implements pertinent decisions on behalf of the
Supervisory Board. The Audit Committee’s duties and responsibilities to carry out its purpose, include, among others:
–oversight of the Company’s accounting, sustainability reporting, financial reporting processes, sustainability reporting processes and the audit of the annual financial statements and the consolidated financial statements and the (group) management reports and sustainability report and the effectiveness of the internal control system;
–oversight of the effectiveness of the Risk Management System and the internal Audit System;
–monitoring the independent audit, in particular the selection and independence of the auditor, the quality of the audit and the additional services provided by the auditor;
–making a recommendation to the Supervisory Board with respect to the proposal for the appointment of the auditors;
–considering the commissioning of the audit engagement, as well as the compensation, retention and oversight of the independent auditor;
–evaluating the qualifications, independence and quality of performance of the independent auditor;
–reviewing and pre-approving the audit and non-audit services to be performed by the independent auditor;
–reviewing and discussing with the independent auditor the annual audit plan and overall auditing strategy, the independent auditor's responsibilities and the management's responsibilities under the auditing process, and reviewing with the independent auditor and management the critical accounting policies and practices to be applied;

Annual Report on Form 20-F for the year ended December 31, 2025

–reviewing of alternative treatments of financial information discussed by the independent auditor and the board, the implications of using such alternative disclosures and treatments, and the independent auditor's preferred treatment;
–reviewing and discussing with the independent auditor and management the adequacy and effectiveness of our internal accounting controls and critical accounting policies;
–reviewing and discussing with the independent auditor and management the results of our annual audit;
–reviewing non-financial reporting;
–reviewing the effectiveness of the compliance management system;
–reviewing, approving and monitoring any related party transactions in accordance with SEC regulations or
German law and reviewing and monitoring potential conflict of interest situations on an ongoing basis for compliance with our policies and procedures; and
–overseeing procedures for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters or other matters of compliance.
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
Compensation, Nominating and Corporate Governance Committee
Our Compensation, Nominating and Corporate Governance Committee for the year ended December 31, 2025 consisted of Rudolf Staudigl (Chair), Nicola Blackwood and Michael Motschmann. The Compensation,
Nominating and Corporate Governance Committee’s duties and responsibilities to carry out its purpose include, among others:
–preparing and discussing with management policies relating to the remuneration of the members of our
Management Board;
–reviewing and supervising corporate goals and objectives for the remuneration of the members of the
Management Board, including evaluation of the performance of the members of the Management Board in light of these goals and proposals to the Supervisory Board for remuneration based on such evaluations;
–reviewing all equity-based compensation plans and arrangements and making recommendations to the
Supervisory Board regarding such plans;
–assisting with identifying and recruiting candidates to fill positions on the Management Board and the
Supervisory Board;

Annual Report on Form 20-F for the year ended December 31, 2025

–considering any corporate governance issue that arises and developing appropriate recommendations for the
Supervisory Board; and
–overseeing the evaluation of the Supervisory Board and reporting on its performance and effectiveness.
Capital Markets Committee
Our Capital Markets Committee for the year ended December 31, 2025 consisted of Helmut Jeggle (Chair), Anja
Morawietz and Michael Motschmann. The Capital Markets Committee advises and makes recommendations to the Supervisory Board on issues in connection with capital measures and takeover, merger and acquisition activities. Its responsibilities include the following tasks:
–overseeing the activities of the Company relating to its capital structure and capital raising, including preparation for and implementation of public offerings and share issuances; and
–overseeing the activities of the Company relating to takeovers, mergers and acquisitions activities.
Product Committee
Our Product Committee for the year ended December 31, 2025 consisted of Ulrich Wandschneider (Chair),
Nicola Blackwood and Helmut Jeggle. The Product Committee advises and makes recommendations to the
Supervisory Board with respect to our strategy and investment in research and development programs and product launch preparations including commercialization. Its responsibilities include the following tasks:
–advising on strategy, execution and communication regarding relevant go-to-market efforts;
–overseeing the activities relating to (a) product development, (b) launch plans and (c) their execution; and
–advising on market potential for products in clinical development.
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

Annual Report on Form 20-F for the year ended December 31, 2025

The rules of procedure for our Management Board provide that certain matters require a resolution of the entire
Management Board, in addition to transactions for which a resolution adopted by the entire Management Board is required by law or required by our Articles of Association. In particular, the entire Management Board shall decide on, among others:
–the budget plan for the following year, which is to be presented by the Management Board to the Supervisory
Board by December 10 of each year;
–presentation of the Company’s financial statements and consolidated financial statements and reviews of operations of the Company and the Group;
–reporting to the Supervisory Board;
–all measures and transactions that require the Supervisory Board’s approval;
–all measures and transactions that are of fundamental importance or involve an extraordinary economic risk to us, including without limitation, establishing new lines of business or discontinuing existing ones, acquisitions or sales of material business assets, material interests, holdings and investments and material contracts or transactions;
–convening the Company’s shareholders’ meetings and proposals for resolutions by the Company’s shareholders’ general meetings; and
–appointment and termination of key managers in the Group.
Code of Ethics and Conflicts of Interest Policy
We have adopted a Code of Ethics & Business Integrity, or Code of Ethics, which outlines the principles of legal and ethical business conduct under which we do business. The Code of Ethics applies to all of our Supervisory
Board members, Management Board members, directors of our subsidiaries and employees. The full text of the
Code of Ethics is available on our website at https://www.biontech.de. The information and other content appearing on our website are not incorporated by reference into this Annual Report and our website address is included in this report as an inactive textual reference only. Any amendments or waivers from the provisions of the Code of Ethics for members of our Supervisory or Management Boards will be made only after approval by our Supervisory Board and will be disclosed on our website promptly following the date of such amendment or waiver.
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

Annual Report on Form 20-F for the year ended December 31, 2025

D. Employees
As of December 31, 2025, we had 7,807 full-time equivalent employees working for us, of whom 1,310 hold a doctoral degree or higher. The following tables provides an overview of employee full-time equivalent broken down by function and by the regions of Europe, North America, Asia and Australia and Africa. The calculation of full-time equivalent employees is based on BioNTech Group employees, excluding Board Members, interns,
Ph.D. or working students, apprentices and employees on unpaid leave.

Full-time equivalents	Clinical Research & Development	Scientific / Pre-Clinical Research & Development	Operations	Commercial & Business Development	Enabling Functions	Other Services Businesses	CureVac(1)	∑
Europe	529	1,304	2,264	67	1,118	369	666	6,317
North America	294	135	76	68	92	15	8	688
Asia and Australia	227	58	260	2	75	—	—	622
Africa	—	—	34	—	3	143	—	180
Total as of December 31, 2025	1,050	1,497	2,634	137	1,288	527	674	7,807
Europe	565	1,345	2,051	125	1,194	391	—	5,671
North America	324	217	141	20	94	16	—	812
Asia and Australia	12	3	76	1	8	—	—	100
Africa	—	—	32	—	4	153	—	189
Total as of December 31, 2024	901	1,565	2,300	146	1,300	560	—	6,772
Europe	494	1,321	1,911	109	1,135	328	—	5,298
North America	245	198	117	4	83	14	—	661
Asia	—	2	24	—	1	1	—	28
Total as of December 31, 2023	739	1,521	2,069	113	1,222	469	—	6,133
(1)This overview lists full-time equivalent employees of CureVac entities on which control was gained in December 2025 separately, as their allocation by function is still in progress.
During the year ended December 31, 2025, we revised our methodology for allocating employees in order to better reflect their operational activities within the reported functions. To improve comparability, this revision also resulted in an adjustment of prior-year figures. The increase in full-time equivalent employees compared with the previous year is primarily attributable to the acquisitions of Biotheus and CureVac in fiscal year 2025.
None of our employees has engaged in any labor strikes. We apply the collective labor agreements of the chemical industry and related industries at our Marburg site. We have works councils at our Idar-Oberstein,
Mainz, Marburg, Martinsried/Neuried and Berlin (JPT Peptide Technologies GmbH) sites as well as a group works council (Konzernbetriebsrat). Further, we maintain a couple of works agreements
(Betriebsvereinbarungen) and group works agreements (Konzernbetriebsvereinbarungen) with respect to certain topics at our Idar-Oberstein, Mainz, Marburg, Martinsried/Neuried and Berlin (JPT Peptide Technologies GmbH)
sites or the group. We consider our relationship with our employees to be positive and have not experienced any major labor disputes.
E. Share Ownership
The share ownership information with respect to Management Board and Supervisory Board members is presented in Item 7 below.

Annual Report on Form 20-F for the year ended December 31, 2025

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
The following table presents information, as of December 31, 2025, regarding the beneficial ownership of our ordinary shares for:
–each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding shares;
–each member of our Supervisory Board;
–each member of our Management Board; and
–all members of our Supervisory Board and Management Board as a group.
The number of ordinary shares beneficially owned by each entity, person, and member of our Supervisory Board and our Management Board is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days of December 31, 2025, through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person. All of our ordinary shares and ADSs representing our ordinary shares vote on an equal basis.
The percentage of outstanding ordinary shares is computed on the basis of 251,325,340 ordinary shares outstanding as of December 31, 2025. This amount excludes 7,702,147 shares held in treasury. Amounts presented in this section include ordinary shares held in the form of ADSs. Unless otherwise indicated, the address for each beneficial owner is An der Goldgrube 12, 55131 Mainz, Germany.

Annual Report on Form 20-F for the year ended December 31, 2025

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Beneficially Owned
5% shareholders
AT Impf GmbH(1)	101,279,878	40.3%
Medine GmbH (2)	40,132,788	16.0%
All 5% shareholders, as a group	141,412,666	56.3%
Members of the Supervisory Board and the Management Board
Prof. Ugur Sahin, M.D. (3)	41,246,918	16.4%
Annemarie Hanekamp	—	—
Kylie Jimenez	—	—
Sierk Poetting, Ph.D.(4)	692,539	<1.0%
James Ryan, Ph.D.	1,426	<1.0%
Prof. Özlem Türeci, M.D.	123,331	<1.0%
Ramón Zapata	—	—
Helmut Jeggle (5)	975,967	<1.0%
Ulrich Wandschneider, Ph.D.(6)	1,480	<1.0%
Baroness Nicola Blackwood	—	—
Prof. Anja Morawietz, Ph.D.(7)	240	<1.0%
Michael Motschmann	—	—
Prof. Rudolf Staudigl, Ph.D.	400	<1.0%
All members of our Supervisory Board and Management Board, as a group	43,042,301	17.1%
(1)Consists of 101,279,878 ordinary shares held by AT Impf GmbH. The sole member of AT Impf GmbH is ATHOS KG, and, as a result, ATHOS KG is deemed to be the beneficial owner of the securities held by AT Impf GmbH. ATHOS KG via AT Impf GmbH has de facto control over BioNTech based on its substantial shareholding, which practically enables it to exercise the majority of voting rights to pass resolutions at our Annual
General Meeting, or AGM. As of December 31, 2025 Thomas Maier is a general partner (Komplementär) of ATHOS KG and may be deemed to be beneficial owners of the securities held by AT Impf KG. Mr. Maier disclaims beneficial ownership of such shares except to the extent of their pecuniary interest therein.
(2)The sole shareholder of Medine GmbH is Ugur Sahin, and, as a result, Ugur Sahin is deemed to be the beneficial owner of the securities held by
Medine GmbH. Consists of 40,132,788 ordinary shares held by Medine GmbH, 1,021,398 of which are held for the benefit of a former colleague pursuant to a trust arrangement. Pursuant to this arrangement, Medine GmbH retains voting power, but not dispositive power, over such shares for so long as such shares are held in trust and accordingly Medine GmbH and Ugur Sahin each may be deemed beneficially to own such shares.
(3)Consists of the shares described in footnote 2 above, plus 1,114,130 ordinary shares held directly by Ugur Sahin. He is the sole shareholder of
Medine GmbH.
(4)Consists of (a) 549,387 ordinary shares held by Tofino GmbH (Sierk Poetting is sole shareholder of Tofino GmbH), (b) 141,514 ordinary shares held directly by Sierk Poetting and (c) 1,638 ordinary shares held by his immediate family. Mr. Poetting disclaims beneficial ownership of the 1,638 ordinary shares held by his immediate family except to the extent of his pecuniary interest therein.
(5) Consists of (a) 332,316 ordinary shares held directly by Helmut Jeggle and (b) 643,651 ordinary shares held by Salvia GmbH.
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
B. Related Party Transactions
See Item 18.

Annual Report on Form 20-F for the year ended December 31, 2025

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

Annual Report on Form 20-F for the year ended December 31, 2025

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
Share Capital
We have share capital registered in the commercial register (Handelsregister) in the amount of €259,027,487.00 which is divided into 259,027,487 registered shares (Namensaktien). All shares are shares with no par value
(Stückaktien ohne Nennbetrag) with a notional amount attributable to each ordinary share of €1.00. Each issued ordinary share is fully paid.
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
Changes in Our Share Capital During the Last Three Financial Years
Our share capital as registered with the commercial register (Handelsregister) amounts to 259,027,487, including an amount of €7,702,147 relating to 7,702,147 ordinary shares held in treasury as of December 31,
2025. Since January 1, 2023, our share capital has changed as follows:
–On December 10, 2025, our share capital as registered with the commercial register (Handelsregister) was increased by issuing 9,871,086 shares.
–On December 29, 2025, our share capital as registered with the commercial register (Handelsregister) was increased by issuing 604,201 shares and now amounts to 259,027,487.
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

Annual Report on Form 20-F for the year ended December 31, 2025

Future Changes to the Share Capital
Authorized Capital
Under the relevant law, the general meeting of a European stock corporation (Societas Europaea) governed by
German law can authorize the Management Board, with the consent of the Supervisory Board, to issue shares in a specified aggregate nominal amount of up to 50% of the issued share capital of such company at the time the resolution becomes effective. The shareholders’ authorization becomes effective upon registration in the commercial register (Handelsregister) and is valid for a maximum period of five years. Under § 4(5) of our
Articles of Association (Satzung), the Management Board is authorized to increase our share capital, on one or more occasions, by a total of up to € 113,800,813 by issuing, on one or more occasions, up to 113,800,813 new, registered shares with no par value (Genehmigtes Kapital 2025) in return for cash contributions or contributions in kind, in each case with consent of the Supervisory Board. This authorization expires on May 15, 2030.
Any new shares issued from the authorized capital will participate in the profits starting with the financial year for which the annual financial statements have not yet been submitted to the general meeting at the time of registration of the implementation of the capital increase. Further details of a capital increase from the authorized capital may be specified by the Management Board.
Conditional Capital
Pursuant to § 4(6) of our Articles of Association (Satzung), our share capital is conditionally increased by
€4,943,452 through issuance of new registered shares with no par value, or Conditional Capital ESOP
2017/2019 (Bedingtes Kapital ESOP 2017/2019). The Conditional Capital ESOP 2017/2019 may only be used to issue shares to the holders of option rights granted under the authorization for the Conditional Capital ESOP
2017/2019, or the Authorization 2017/2019.
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

Annual Report on Form 20-F for the year ended December 31, 2025

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
–to exclude fractional amounts from the subscription right;
–in the case of a capital increase against cash contributions, if the issue price of the new shares is not significantly lower than the market price of the company’s shares already listed on the stock exchange at the time the issue price is finally determined. However, this authorization shall only apply subject to the provision that the shares issued excluding subscription rights in accordance with Section 186(3) Sentence 4 AktG may not exceed a total of 10% of the share capital either at the time this authorization takes effect or, if this amount is lower, at the time this authorization is exercised. This limit of 10% of the share capital includes shares which are issued or disposed of during the term of this authorization until the date of its exercise in direct or equivalent application of Section 186(3) Sentence 4 AktG. Shares which are used to service bonds with convertible or option rights or convertible obligations are to be offset against the 10% limit if these bonds were issued during the authorization period under exclusion of shareholder subscription rights in accordance with
Section 186(3) Sentence 4 AktG during the entitlement period. Treasury shares are to be offset against the
10% limit, where they were disposed of by the company during the term of this authorization with the exclusion of subscription rights pursuant to or in analogous application of Section 186(3) Sentence 4 AktG;

Annual Report on Form 20-F for the year ended December 31, 2025

–in the case of capital increases in exchange for contributions in kind, in particular in order to be able to offer the shares to third parties when purchasing companies, parts of companies or interests in companies as well as licenses or industrial property rights;
–in order to grant subscription rights to new shares to holders of conversion or option rights in respect of bonds issued by the company or its subordinated domestic or foreign Group companies, to the extent to which they would be entitled after exercising their conversion or option rights or after fulfilling an agreed conversion obligation;
–to implement a scrip dividend by which shareholders are given the option to contribute their dividend entitlements (either in whole or part) as a contribution in kind against issuance of our new shares;
–in case shares are to be issued to a member of our Management Board or to another person who is employed by us or one of our affiliates. Additional restrictions with regard to the shares issued may be agreed upon; and
–in order to be able to satisfy an option to acquire additional ordinary shares or American Depositary Shares that has been agreed with the issuing banks in connection with a public offering of our shares in the form of
American Depositary Shares.
The total number of new shares issued from the Authorized Capital 2025 and under exclusion of subscription rights pursuant to bullets one through three above may not exceed 10% of the share capital, either at the time that the amendment to the Articles of Association (Satzung), resolved upon by the general meeting of May 17,
2024, came into effect or, if lower, at the time of utilization of the authorization. To be counted against the aforementioned 10% limit are: (i) those shares issued or to be issued to service conversion or option rights or conversion or option obligations or tender rights of the issuer under bonds, if the bonds have been issued during the term of this authorization up to the time of its exercise, excluding the subscription rights of shareholders, as well as, to a certain extent (ii) treasury shares that have been disposed under exclusion of subscription rights during the term of this authorization (except in the case of certain exceptions of the resolution to item no. 10 and
11 of the general meeting of May 17, 2024).
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

Annual Report on Form 20-F for the year ended December 31, 2025

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

Annual Report on Form 20-F for the year ended December 31, 2025

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
D. Exchange Controls
There are currently no legal restrictions in the Federal Republic of Germany on international capital movements and foreign exchange transactions, except in limited embargo circumstances (Teilembargo) relating to certain areas, entities or persons as a result of applicable resolutions adopted by the United Nations and the European
Union. Restrictions currently exist with respect to, among others, Belarus, Bosnia & Herzegovina, Burundi,
Central African Republic, China, D.R. Congo, Guinea, Guinea-Bissau, Haiti, Iran, Iraq, Lebanon, Libya, Mali,
Moldova and the Transnistria region, Myanmar, Nicaragua, Niger, North Korea, Russia, Serbia, Somalia, South
Sudan, Sudan, Syria, Tunisia, Türkiye, Ukraine, Venezuela, Yemen and Zimbabwe.
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

Annual Report on Form 20-F for the year ended December 31, 2025

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

Annual Report on Form 20-F for the year ended December 31, 2025

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
A holder will be a U.S. treaty beneficiary entitled to full Treaty benefits in respect of the ADSs if it is, inter alia:
–the beneficial owner of the ADSs (and the dividends paid with respect thereto);
–a U.S. tax resident corporation or individual;
–not also a resident of Germany for German tax purposes; and
–not subject to the limitation on benefits (i.e., anti-treaty shopping) article of the Treaty that applies in limited circumstances.
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

Annual Report on Form 20-F for the year ended December 31, 2025

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

Annual Report on Form 20-F for the year ended December 31, 2025

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

Annual Report on Form 20-F for the year ended December 31, 2025

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

Annual Report on Form 20-F for the year ended December 31, 2025

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

Annual Report on Form 20-F for the year ended December 31, 2025

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

Annual Report on Form 20-F for the year ended December 31, 2025

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
–an individual who is a citizen or resident of the United States;
–a domestic corporation (or other entity taxable as a corporation);
–an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
–a trust if (i) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) a valid election under the Treasury regulations is in effect for the trust to be treated as a U.S. person.
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

Annual Report on Form 20-F for the year ended December 31, 2025

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

Annual Report on Form 20-F for the year ended December 31, 2025

States for foreign tax credit limitation purposes. A U.S. Holder’s ability to deduct capital losses is subject to limitations.
Passive Foreign Investment Company Considerations
We believe that we were a PFIC for our 2025 taxable year. Because the determination of our PFIC status is made annually based on the factual tests described below, however, we cannot estimate with certainty at this stage whether or not we are likely to be treated as a PFIC in the current taxable year or any future taxable years.
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

Annual Report on Form 20-F for the year ended December 31, 2025 treatment for U.S. Holders applies also to indirect distributions and gains deemed realized by U.S. Holders in respect of stock of any of our subsidiaries determined to be PFICs. In addition, dividend distributions do not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “—Taxation of
Dividends.”
Elective Alternative Treatment. If we are a PFIC, the rules above do not apply to a U.S. Holder that makes an election to treat ADSs as stock of a “qualified electing fund” or QEF. We intend to provide to U.S. Holders the required information to make a valid QEF election and expect to provide that information after April 15, 2026 and before August 15, 2026 on our corporate website. As a result, a U.S. Holder is expected to be able to make the
QEF election with respect to its ADSs with an extension to file its U.S. federal income tax return. A U.S. Holder that makes a QEF election is required to include in income its pro rata share of our ordinary earnings and net capital gain as ordinary income and long-term capital gain, respectively, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. A U.S. Holder makes a QEF election generally by attaching a completed IRS Form 8621 to a timely filed United States federal income tax return for the year beginning with which the QEF election is to be effective (taking into account any extensions). A QEF election can be revoked only with the consent of the IRS. We intend to annually provide or make available the information required for a U.S. Holder to make a valid QEF election.
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

Annual Report on Form 20-F for the year ended December 31, 2025

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

Annual Report on Form 20-F for the year ended December 31, 2025

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
Foreign Currency Risk
We publish our consolidated financial statements in Euro. Revenue and expenses incurred in U.S. dollars will be translated into Euro when they are reported in our consolidated financial statements. We are subject to currency risks as the majority of our income and expenditures are denominated in Euro and the U.S. dollar. As such, we are mainly exposed to exchange rate fluctuations between these currencies. Cash inflows denominated in U.S.
dollar mainly result from generating proceeds under our collaboration agreements. Our revenues from contracts with customers are primarily from the sale of COVID-19 vaccines as well as from out-licensing of pumitamig
(BNT327 / BMS986545) to BMS and represents payments we receive mainly in U.S. dollar. Within the collaboration agreement with BMS we received an upfront payment amounting to $1.5 billion during the year ended December 31, 2025 and are eligible to receive $2.0 billion total in non-contingent anniversary payments through 2028 as well as up to $7.6 billion in additional development, regulatory and commercial milestone payments contingent on achievement of certain development, regulatory and commercial milestones. Cash outflows dominated in U.S. dollar mainly result from amounts spent on research and development activities, license obligations and settlement payments as well as expanding our global footprint further. With the aim of preserving capital, surplus liquidity is mainly invested in domestic currency investments as exchange rate fluctuations can reduce the value of our financial positions. We limit the effects of the identified risks by means of a coordinated and consistently implemented risk strategy. Besides applying natural hedging relationships where

Annual Report on Form 20-F for the year ended December 31, 2025 possible, foreign exchange forward contracts are concluded, as a matter of principle, as instruments to mitigate foreign currency exchange risk associated with foreign currency-denominated payments.
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
As a result, any substantial future appreciation or decline of the U.S. dollar against the Euro could have a material effect on our revenue and profitability. As an example, if the U.S. dollar weakens by 5% against the
Euro, monetary assets and liabilities denominated in U.S. dollar as of December 31, 2025 would have an effect of €38.2 million on our profit before tax.
For additional information about our quantitative and qualitative market risks, see Note 12 to the consolidated financial statements.
Item 12. Description of Securities other than Equity Securities
A. Debt Securities
Not applicable.
B. Warrants and Rights
Not applicable.
C. Other Securities
Not applicable.

Annual Report on Form 20-F for the year ended December 31, 2025

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

Annual Report on Form 20-F for the year ended December 31, 2025

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

Annual Report on Form 20-F for the year ended December 31, 2025

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

Annual Report on Form 20-F for the year ended December 31, 2025

Our management assessed the effectiveness of the Company’s internal control over financial reporting as of
December 31, 2025. In making this assessment, it used the criteria set forth by the Committee of Sponsoring
Organizations of the Treadway Commission in “Internal Control - Integrated Framework (2013)”.
Based on this assessment, our management has determined that the Company’s internal control over financial reporting as of December 31, 2025 is effective.
As permitted by the SEC, the Company has elected to exclude an assessment of the internal controls of acquisitions made during the year ended December 31, 2025, namely the acquisition of CureVac B.V. and
Biotheus Inc. In the aggregate, both acquisitions accounted for 0% of revenue and 6% of total assets in the
Company’s consolidated financial statements.
Attestation Report of the Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by
EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm. Their report is included on page F-2. EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft is a member of the
Chamber of Public Accountants (Wirtschaftsprüferkammer), Berlin, Germany.
Changes in Control over Financial Reporting
There has been no change in our internal control over financial reporting during the year ended December 31,
2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Item 16. [Reserved]
Item 16A. Audit Committee Financial Expert
Our Audit Committee for the year ended December 31, 2025 consisted of Anja Morawietz. (Chair), Rudolf
Staudigl and Ulrich Wandschneider. All members of the Audit Committee qualify as “independent directors” as such term is defined in Rule 10A-3 under the Exchange Act and Nasdaq Rule 5605. Additionally, our Supervisory
Board has determined that Anja Morawietz, Rudolf Staudigl and Ulrich Wandschneider qualify as “audit committee financial expert” as that term is defined under the Exchange Act.
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
Item 16C. Principal Accountant Fees and Services
EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft, or EY, has served as our independent registered public accounting firm for the years ended December 31, 2025, December 31, 2024, and December 31, 2023 for which audited financial statements appear in this Annual Report.

Annual Report on Form 20-F for the year ended December 31, 2025

The following table sets out the aggregate fees for professional audit services and other services rendered by
EY in the periods indicated:

	Years ended December 31,

(in millions €)	2025	2024
Audit fees	3.7	2.8
Audit-related fees	0.5	—
Tax fees	0.7	0.6
Total fees for professional audit services and other services	4.9	3.4
In the year ended December 31, 2025, audit fees related to professional services associated with the integrated audit of our consolidated financial statements and our internal control over financial reporting as set out in this
Annual Report, professional services associated with interim reviews, audit fees related to the remuneration report and professional services related to our statutory and regulatory filings for our subsidiaries. Due to additional procedures related to the acquisition of Biotheus and CureVac and to our internal controls over financial reporting in the year ended December 31, 2025, expenses increased compared to the year ended
December 31, 2024. In the year ended December 31, 2024, audit fees related to professional services associated with the integrated audit of our consolidated financial statements and our internal control over financial reporting as set out in this Annual Report, professional services associated with interim reviews, audit fees related to the remuneration report and professional services related to our statutory and regulatory filings for our subsidiaries.
In the year ended December 31, 2025, audit-related services for SEC filings have been received. In the year ended December 31, 2024, no audit-related services have been received.
In the year ended December 31, 2025 and year ended December 31, 2024, tax service fees were billed for services in conjunction with transactions, especially with our financing and deal transactions.
The Audit Committee evaluates the qualifications, independence and performance of the independent auditor as well as pre-approves and reviews the audit and non-audit services to be performed by the independent auditor.
The external audit plan and fees for professional audit services and other services rendered by EY for the years ended December 31, 2025 and 2024, were approved by the Audit Committee. The Audit Committee monitors compliance with the German and U.S. rules on non-audit services provided by an independent registered public accounting firm.
Item 16D. Exemptions from the Listing Standards for Audit Committees
Please see “Board Practices—Supervisory Board Practices—Audit Committee” in Item 6C of this Annual Report for the information required by this Item 16D.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated
Purchasers
Not applicable.
Item 16F. Change in Registrant’s Certifying Accountant
Not applicable.

Annual Report on Form 20-F for the year ended December 31, 2025

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

Annual Report on Form 20-F for the year ended December 31, 2025

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

Annual Report on Form 20-F for the year ended December 31, 2025

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

Under Delaware law, any director or the entire
board of directors may be removed, with or without
cause, by the holders of a majority of the shares
then entitled to vote at an election of directors,
except (i) unless the certificate of incorporation
provides otherwise, in the case of a corporation
whose board of directors is classified, stockholders
may effect such removal only for cause; or (ii) in the
case of a corporation having cumulative voting, if
less than the entire board of directors is to be
removed, no director may be removed without
cause if the votes cast against such director’s
removal would be sufficient to elect such director if
then cumulatively voted at an election of the entire
board of directors, or, if there are classes of
directors, at an election of the class of directors of
which such director is a part.

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

Under Delaware law, vacancies and newly created
directorships may be filled by a majority of the
directors then in office (even though less than a
quorum) or by a sole remaining director unless (i)
otherwise provided in the certificate of incorporation
or bylaws of the corporation or (ii) the certificate of
incorporation directs that a particular class of stock
is to elect such director, in which case a majority of
the other directors elected by such class, or a sole
remaining director elected by such class, will fill
such vacancy.

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

Annual Report on Form 20-F for the year ended December 31, 2025

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

Annual Report on Form 20-F for the year ended December 31, 2025

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

Under Delaware law, a corporation’s certificate of
incorporation may include a provision eliminating or
limiting the personal liability of a director or officer to
the corporation and its stockholders for damages
arising from a breach of fiduciary duty as a director
or officer. However, no provision can limit the
liability of a director or officer for:
•  any breach of the director’s or officer’s duty of
loyalty to the corporation or its stockholders;
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

Annual Report on Form 20-F for the year ended December 31, 2025

Shareholder Vote on Certain Transactions
Under applicable European and German law,
certain shareholders’ resolutions of fundamental
importance require the vote of at least three-
quarters of the share capital present or represented
in the voting at the time of adoption of the
resolution. Resolutions of fundamental importance
include, in particular, capital increases with
exclusion of subscription rights, capital decreases,
the creation of authorized or conditional share
capital, the dissolution of a company, a merger into
or with another company, split-offs and split-ups, the
conclusion of inter-company agreements
(Unternehmensverträge), in particular domination
agreements (Beherrschungsverträge) and profit and
loss transfer agreements
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
Directors of a Delaware corporation owe fiduciary
duties of care and loyalty to the corporation and to
its stockholders. The duty of care generally requires
that a director act in good faith, with the care that
an ordinarily prudent person would exercise under
similar circumstances. Under this duty, a director
must inform themselves of all material information
reasonably available regarding a significant
transaction. The duty of loyalty requires that a
director act in a manner such director reasonably
believes to be in the best interests of the
corporation. A director must not use such director’s
corporate position for personal gain or advantage.
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

Annual Report on Form 20-F for the year ended December 31, 2025

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
•    state that the plaintiff was a stockholder at the
time of the transaction of which the plaintiff
complains or that the plaintiff’s shares thereafter
devolved on the plaintiff by operation of law; and
•  either (i) allege with particularity the efforts made
by the plaintiff to obtain the action the plaintiff
desires from the directors and the reasons for the
plaintiff’s failure to obtain the action, or (ii) or state
the reasons for not making the effort.
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
–exemption from filing quarterly reports on Form 10-Q and providing current reports on Form 8-K disclosing significant events within four days of their occurrence (however, we intend to furnish quarterly financial information under cover of Form 6-K);
–exemption from compliance with Regulation FD, which generally requires that when a company intentionally discloses material non-public information, it do so through a public disclosure that is broadly available to all members of the public at the same time. However, we do furnish quarterly financial information and other information on a more frequent basis under cover of Form 6-K, and intend to continue doing so. Moreover, we comply with other securities laws, such as rule 10b-5 (rule targeting securities fraud), among others;
–exemption from Section 16 rules regarding short-swing profit liability and short sale prohibitions for sales of ordinary shares by insiders; and

Annual Report on Form 20-F for the year ended December 31, 2025

–exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers.
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
Item 16K. Cybersecurity
Risk Management and Strategy
Our cybersecurity approach aims for comprehensive protection of our information, systems, assets, physical locations, and people. From a business perspective, this means protecting key information assets and complying with applicable international and national privacy laws, information security policies and contractual obligations.
Our Information Security Policy, adopted in 2023, defines our information security management objectives and principles, and our Data Privacy Policy, effective since 2021, provides for a consistent level of company-wide data privacy and data protection. In addition, our Information Classification Policy, introduced internally during the year ended December 31, 2023, provides a system for classifying and protecting our physical and digital assets. These policies are applicable to BioNTech SE and its affiliates, including all Supervisory Board and
Management Board members, as well as all other officers and employees, and are part of our overall Information
Security Management System, or ISMS. We successfully completed the ISO/IEC 27001:2022 certification process for our ISMS in February 2025.
The ISMS enables us to systematically manage information security through defined processes and structures.
This helps to reduce the risks of business interruptions, disclosure of sensitive data or intellectual property, and other damages caused by IT security incidents. Additionally, as an operator of an essential service, we are regulated by the IT Security Act and must comply with legislative requirements, including the implementation of security measures to reduce information security risks.

Annual Report on Form 20-F for the year ended December 31, 2025

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
In 2025, we  implemented a global data privacy framework that sets out the requirements and standards applicable to processing personal data. The framework is designed to foster compliance with the applicable regulations and sets minimum standards for the Company. As part of our global strategy, privacy-related documents, such as informed consent forms for clinical trials, are being standardized company-wide. The forms facilitate the user-friendly implementation of the standards we have established and provide transparency on how and why we process personal data.
In 2025, there were no substantiated complaints concerning material data breaches, including leaks, thefts, or losses of personal data such as patient or customer data. Contracts and confidentiality agreements with clinical trial sites were compliant with relevant regulations. We do not believe that any cybersecurity threats in 2025, including as a result of any previous cybersecurity incidents, have materially aﬀected or are reasonably likely to materially aﬀect us, including our business strategy, results of operations, or financial condition. For a discussion of cybersecurity and data privacy-related risks and uncertainties, see Item 3.D, “Risk Factors,” of this Annual
Report on Form 20-F.
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
–The ISMS audit committee (the Committee) is comprised of three people from the supervisory board and the
CFO. The Committee supports the ISMS and approves related policies and IT security protection measures.

Annual Report on Form 20-F for the year ended December 31, 2025

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
–The COO is supported by the CISO, who leads the ISO and is accountable for security strategy, operations, and policy development and implementation. In November 2025, the CISO role was formalized as an independent, consolidated leadership role, integrating the responsibilities of both the Head of IT and the Head of Cyber and Information Security. The CISO functionally reports to the COO while maintaining operational alignment with the Head of IT, ensuring focused leadership and strengthening operational synergies in cyber and information security. The CISO’s responsibilities include reporting on cyber and information security to the
Management Board, allocating resources for the ISO, and informing the Supervisory Board’s Audit Committee of any key security aspects and ISMS improvements. The CISO also oversees our cyber and information security strategy, global policy development, security operations, and the implementation of the ISMS. The role extends across BioNTech’s subsidiaries, which either manage their own ISMS (such as InstaDeep) or are in the process of being integrated into the global ISMS (such as Biotheus). Our CISO, Dominik Stihl, has over two decades of experience in Cybersecurity, IT Risk Management, and Identity & Access Governance. Mr.
Stihl is a CISSP-certified professional who has successfully led global security organizations and driven compliance strategies for critical infrastructure protection. Our Head of IT, Head of Cyber and Information
Security, Data Protection Officer, and Head of Global Security and Protection each bring in additional expertise.
–Data privacy matters fall under the purview of our Chief Legal Officer, or CLO, and Management Board
member, James Ryan, who is supported by our Senior Director, Data Privacy. Dr. Ryan’s qualifications include twenty years of expertise in legal and intellectual property matters, both within the pharmaceutical industry as well as as an outside counsel with a focus on strategic life sciences transactions. Together with his deep familiarity with the Company’s history, operations, and processes, James Ryan is uniquely positioned to advise on data privacy matters.
For additional information on Sierk Poetting’s and James Ryan’s experience, see Item 6.A, “Directors and Senior
Management”.

Annual Report on Form 20-F for the year ended December 31, 2025

PART III
Item 17. Financial Statements
See Item 18.
Item 18. Financial Statements
The financial statements are filed as part of this Annual Report beginning on page F-1.
Item 19. Exhibits

Exhibit Number	Description

1.1	Articles of Association of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Registrant’s Report on Form 6-K (File No. 001-39081), filed with the SEC on January 6, 2026)
2.1	Form of Specimen American Depositary Receipt (included in Exhibit 2.3)
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

Annual Report on Form 20-F for the year ended December 31, 2025

4.7†
First Amendment to the Collaboration Agreement by and among the Registrant, BioNTech RNA Pharmaceuticals GmbH,
Genentech, Inc. and F. Hoffman-La Roche Ltd, dated June 1, 2018 (incorporated herein by reference to Exhibit 4.15 to the
Registrant’s Annual Report on Form 20-F (File No. 001-39081), filed with the SEC on March 31, 2020)

4.8†
Second Amendment to the Collaboration Agreement by and among the Registrant, BioNTech RNA Pharmaceuticals
GmbH, Genentech, Inc. and F. Hoffman-La Roche Ltd, dated December 6, 2019 (incorporated herein by reference to
Exhibit 4.16 to the Registrant’s Annual Report on Form 20-F (File No. 001-39081), filed with the SEC on March 31, 2020)

4.9
Joinder and Third Amendment to the Collaboration Agreement by and among the Registrant, BioNTech RNA
Pharmaceuticals GmbH, BioNTech Manufacturing GmbH, Genentech, Inc. and F. Hoffman-La Roche Ltd, effective as of
October 1, 2020 (incorporated herein by reference to Exhibit 4.16 to the Registrant’s Annual Report on Form 20-F (File No.
001-39081) filed with the SEC on March 30, 2022)

4.10†
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

4.13†
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

4.15†
Lease Agreement by and among the Registrant and Wolfram Richter, dated August 17, 2011 (incorporated herein by reference to Exhibit 10.25 to the Registrant’s Registration Statement on Form F-1 (File No. 333-233688), filed with the SEC on September 9, 2019)

4.16†
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

4.25†
Amendment to Lease Agreement by and among the Registrant and Wista-Management GmbH, dated June 1, 2020
(incorporated herein by reference to Exhibit 10.38 to the Registrant’s Registration Statement on Form F-1 (File No.
333-233970), filed with the SEC on July 21, 2020)

4.26†
Amended and Restated Collaboration Agreement by and between the Registrant and Pfizer Inc., dated March 17, 2020
(incorporated herein by reference to Exhibit 4.44 to the Registrant’s Annual Report on Form 20-F (File No. 001-39081),
filed with the SEC on March 30, 2021)

Annual Report on Form 20-F for the year ended December 31, 2025

4.27†
Advance Purchase Agreement by and among BioNTech Manufacturing GmbH, Pfizer Inc., and the European Commission,
dated November 20, 2020 (incorporated herein by reference to Exhibit 4.51 to the Registrant’s Annual Report on Form 20-
F (File No. 001-39081), filed with the SEC on March 30, 2021)

4.28†
Purchase Agreement by and among BioNTech Manufacturing GmbH, Pfizer Inc., and the European Commission, dated
February 17, 2021 (incorporated herein by reference to Exhibit 4.52 to the Registrant’s Annual Report on Form 20-F (File
No. 001-39081), filed with the SEC on March 30, 2021)

4.29†
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

4.31†
Amendment No. 3 to Lease Agreement by and between the Registrant, as successor-in-interest to Kite Pharma, Inc., and
Tech Park 270 III, LLC, dated as of July 24, 2018 (incorporated herein by reference to Exhibit 4.35 to the Registrant’s
Annual Report on Form 20-F (File No. 001-39081), filed with the SEC on March 27, 2023)

4.32†
Amendment No. 4 to Lease Agreement by and between the Registrant, as successor-in-interest to Kite Pharma, Inc., and
Tech Park 270 III, LLC, dated as of May 23, 2019 (incorporated herein by reference to Exhibit 4.36 to the Registrant’s
Annual Report on Form 20-F (File No. 001-39081), filed with the SEC on March 27, 2023)

4.33†
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

4.43†
Amendment No. 1 to the License and Collaboration Agreement, by and between the Registrant and OncoC4, Inc., dated as of February 14, 2024 (incorporated herein by reference to Exhibit 4.49 to the Registrant’s Annual Report on Form 20-F (File
No. 001-39081), filed with the SEC on March 20, 2024)

4.44†
License and Collaboration Agreement (HER2), by and between the Registrant and Duality Biologics (Suzhou) Co. Ltd.,
dated as of March 16, 2023 (incorporated herein by reference to Exhibit 4.50 to the Registrant’s Annual Report on Form
20-F (File No. 001-39081), filed with the SEC on March 20, 2024)

4.45†
License and Collaboration Agreement (B7H3), by and between the Registrant and Duality Biologics (Suzhou) Co. Ltd.,
dated as of March 31, 2023 (incorporated herein by reference to Exhibit 4.51 to the Registrant’s Annual Report on Form
20-F (File No. 001-39081), filed with the SEC on March 20, 2024)

4.46†
License and Collaboration Agreement (TROP2), by and between the Registrant and Duality Biologics (Suzhou) Co. Ltd.,
dated as of August 4, 2023 (incorporated herein by reference to Exhibit 4.52 to the Registrant’s Annual Report on Form 20-
F (File No. 001-39081), filed with the SEC on March 20, 2024)

Annual Report on Form 20-F for the year ended December 31, 2025

4.47†
Letter Re: Combination trials under License and Collaboration Agreements (HER2, B7H3 and TROP2), by and between the
Registrant and Duality Biologics (Suzhou) Co. Ltd., dated as of November 13, 2024 (incorporated herein by reference to
Exhibit 4.54 to the Registrant’s Annual Report on Form 20-F (File No. 001-39081), filed with the SEC on March 10, 2025)

4.48†
Amended and Restated Agreement, by and between the Registrant and the U.S. Department of Health and Human
Services, as represented by the National Institute of Allergy and Infectious Diseases, an Institute or Center of the National
Institutes of Health, dated as of December 20, 2024 (incorporated herein by reference to Exhibit 4.56 to the Registrant’s
Annual Report on Form 20-F (File No. 001-39081), filed with the SEC on March 10, 2025)

4.49†
Amended and Restated Global Co-Development and Co-Commercialization Agreement, by and between BioNTech US,
Inc. and Bristol-Myers Squibb Company, and, solely for the purposes of Section 10.1 through Section 10.4, the Registrant, dated as of August 15, 2025 (incorporated herein by reference to Exhibit 99.1 to the Registrant’s Report on Form 6-K (File
No. 001-39081), filed with the SEC on September 8, 2025)

8*	List of Subsidiaries of the Registrant
11.1†	Insider Trading Policy of the Company (incorporated herein by reference to Exhibit 11.1 to the Registrant’s Annual Report on Form 20-F (File No. 001-39081), filed with the SEC on March 10, 2025)
12.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft
97	Compensation Clawback Policy (incorporated herein by reference to Exhibit 97 to the Registrant’s Annual Report on Form 20-F (File No. 001-39081), filed with the SEC on March 20, 2024)
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
*Filed herewith.
†Certain information has been excluded from the exhibit because it is both (i) not material and (ii) the type of information that the Registrant treats as private or confidential.

Annual Report on Form 20-F for the year ended December 31, 2025

SIGNATURES
The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

BioNTech SE

Date: March 10, 2026	By:	/s/ Prof. Ugur Sahin, M.D.
Prof. Ugur Sahin, M.D.
Chief Executive Officer

Date: March 10, 2026	By:	/s/ Ramón Zapata Gomez
Ramón Zapata Gomez
Chief Financial Officer

Annual Report on Form 20-F for the year ended December 31, 2025

INDEX TO CONSOLIDATED FINANCIAL
STATEMENTS

Annual Report on Form 20-F for the year ended December 31, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM
To the Shareholders and Supervisory Board of BioNTech SE.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of BioNTech SE (the
Company) as of December 31, 2025 and 2024, the related consolidated statements of profit or loss, comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with International
Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board and in conformity with IFRS as adopted by the European Union.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board
(United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring
Organizations of the Treadway Commission (2013 framework), and our report dated March 10, 2026, expressed an unqualified opinion thereon.
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

Annual Report on Form 20-F for the year ended December 31, 2025 the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue recognition from collaboration partner’s COVID-19 vaccine sales

Description of the Matter
As described in more detail in Note 6 to the consolidated financial statements, the Company recognized revenues associated with COVID-19 vaccine sales of €2.0 billion, mainly comprising the Company’s share of its collaboration partner´s gross profit.  The Company was contractually eligible to receive a share of the collaboration partner’s gross profit from vaccine sales in the collaboration partner’s territories. Such gross profit share was recognized as collaboration revenue. In order to determine the gross profit share, the Company used certain information from the collaboration partner, including vaccine sales outside of the United
States and associated production costs, some of which was based on preliminary data shared by the partner and might differ once final data is available.
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
Our audit procedures included, among others, reading the contract with the collaboration partner to understand key terms and obtaining an understanding of management’s methodology and assumptions used to calculate the estimated gross profit share. We performed a hindsight analysis to assess management’s accuracy in estimating the collaboration partner’s vaccine sales outside of the United States and manufacturing and shipping costs. We obtained a confirmation directly from the collaboration partner regarding vaccine sales and cost inputs used to estimate the profit share and tested the completeness and accuracy of the Company’s gross profit share calculation. We performed a sensitivity analysis of the significant assumptions to evaluate the change in the gross profit share resulting from changing the assumptions, as well as an analysis of previous estimation compared to the actual payments obtained to date. We evaluated the Company’s related disclosures in the consolidated financial statements.

Annual Report on Form 20-F for the year ended December 31, 2025

Revenue recognition from out-licensing to collaboration partner

Description of the Matter
The Company recorded €0.6 billion in revenues from a collaboration agreement with Bristol-
Myers Squibb (the BMS Collaboration Agreement) for the year ended December 31, 2025. As discussed in Note 6 to the consolidated financial statements, the terms of the BMS
Collaboration Agreement include a license for the Company’s intellectual property. Amounts received under such arrangement include a non-refundable upfront payment, non-contingent anniversary payments and other contingent payments for the achievement of certain development, regulatory and commercial milestones. Based on the terms of the contract, the
Company identified material rights relating to options to cancel the contract. Each material right is recognized as revenue at the point in time the collaboration partner makes use of its option or when such right expires.
Auditing the Company's revenue recognition for the BMS Collaboration Agreement was complex because it required significant judgement in determining the nature of the license and the appropriate timing of revenue recognition, including assessing whether the license is distinct from the development activities, how consideration should be allocated to performance obligations, and when material rights associated with cancellation options should be recognized as revenue.  These judgements had a significant impact on the amount and timing of revenue recognized.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s process for revenue recognition from the collaboration partner, including controls assessing the accounting treatment of the BMS Collaboration
Agreement.
Our audit procedures included, among others, reading the relevant contracts related to the
BMS Collaboration Agreement to understand key terms and purpose and design of the collaboration arrangement, evaluating management’s application of IFRS 15 to determine the timing of revenue recognition, including the treatment of the license and the allocation of consideration to material rights. We assessed the reasonableness of management’s judgments by comparing the underlying inputs and analyses of those judgements to the terms of the BMS Collaboration Agreement, relevant accounting guidance and the Company’s historical practices for collaboration arrangements.  We also evaluated the Company’s related disclosures in the consolidated financial statements.

Annual Report on Form 20-F for the year ended December 31, 2025

Claims and legal contingencies

Description of the Matter
As described in more detail in Note 18 to the consolidated financial statements, the Company is involved in various claims and litigation specifically related to patent infringements matters.
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
Auditing management's determination of whether a loss of such patent liability matters is probable and reasonably estimable, reasonably possible or remote, and the related disclosures, is highly subjective and requires significant judgement.

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
Our substantive procedures included, among others, assessing the completeness of the claims and legal proceedings subject to evaluation by the Company and the determination of the probability of their outcomes through review of presentations for board meetings and inspection of letters addressing the matters from both internal and external legal counsel.
Further, we held discussions with internal counsel to confirm our understanding of the allegations, reviewed legal expenses incurred, evaluated resolutions of claims concluded against management’s historical assessments and obtained written representations from executives of the Company confirming the completeness and accuracy of the information provided. We evaluated the adequacy of the Company’s disclosures in relation to these matters.

Annual Report on Form 20-F for the year ended December 31, 2025

Acquisition of Biotheus – Accounting and Valuation of the Settlement of Pre-Existing Relationships and Valuation of Intangible Assets

Description of the Matter
As described in Note 5 to the consolidated financial statements, in 2025 the Company completed its acquisitions of Biotheus for total consideration of €280.1 million (the Biotheus
Acquisition). The acquisition was accounted for as business combination, and the Company recorded intangible assets, primarily consisting of in-process research and development, of
€172.8 million. The Biotheus Acquisition also included the settlement of a pre-existing relationship of €567.3 million which has been accounted for outside of the business combination and purchase price allocation.
Auditing management’s accounting for the Biotheus Acquisition was subjective and complex given the high degree of judgement and significant estimation uncertainty applied in determining the total consideration from the purchase price net of amounts attributable to the settlement of the pre existing relationship, as well as the fair value of the intangible assets acquired. The significant estimation uncertainty was primarily due to the sensitivity of the respective fair values of the intangible assets acquired and measurement of the pre-existing relationship to underlying assumptions, including estimated probabilities of successful development, revenue projections, and discount rates. These significant assumptions were forward-looking and could be affected by future market and economic conditions.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s business combination process including controls over the accounting conclusions reached and the development and approval of the significant assumptions used in the discounted cash-flow models to determine the valuation for the settlement of the pre-existing relationship and the intangible assets acquired.
To audit the accounting for the Biotheus Acquisition, our procedures included, among others, assessing management’s documentation on the accounting treatment, reading the relevant purchase agreement and assessing the settlement of the identified pre-existing relationship.
We evaluated the reasonableness of estimated probabilities of successful development and revenue projections by comparing them to observable industry and economic trends and standards, external data sources, and historical product trends, including those of similar products, where applicable.  With the assistance of our valuation specialists, we evaluated the methodologies utilized by the Company and tested the discount rates by comparing to independently developed ranges and assessing underlying data against external sources. We also performed sensitivity analyses of the significant assumptions to evaluate the change in the fair values resulting from changes in the assumptions and assessed the adequacy of the
Company’s disclosures.

Annual Report on Form 20-F for the year ended December 31, 2025

Acquisition of CureVac N.V. – Valuation of Intangible Assets

Description of the Matter
As described in Note 5 to the consolidated financial statements, in 2025 the Company completed its acquisition of CureVac N.V. for total consideration of €400.1 million (“the
CureVac Acquisition”). The CureVac Acquisition was accounted for as business combination, and the Company recorded intangible assets, primarily consisting of intellectual property rights, licenses and similar rights, of €240.3 million.
Auditing the valuation of acquired intangible assets was complex due to the significant estimation uncertainty, primarily attributable to the sensitivity of fair values of the intangible assets to underlying assumptions, including estimated probabilities of successful development, revenue projections, and discount rates. These significant assumptions were forward-looking and could be affected by future market and economic conditions.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s business combination process including controls over the accounting conclusions reached and the development and approval of the significant assumptions used in the discounted cash-flow models to determine the valuation of the intangible assets acquired.
To audit the valuation for acquired intangible, our procedures included, among others, assessing the reasonableness of estimated probabilities of successful development and revenue projections by comparing them to observable industry and economic trends and standards, external data sources, and historical product trends, including those of similar products, where applicable.  With the assistance of our valuation specialists, we evaluated the methodologies utilized by the Company and tested the discount rates by comparing to independently developed ranges and assessing underlying data against external sources. We also performed sensitivity analyses of the significant assumptions to evaluate the change in the fair values resulting from changes in the assumptions and assessed the adequacy of the
Company’s disclosures.

/s/ EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft
We have served as the Company’s auditor since 2018
Cologne, Germany
March 10, 2025

Annual Report on Form 20-F for the year ended December 31, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM
To the Shareholders and Supervisory Board of BioNTech SE.
Opinion on Internal Control Over Financial Reporting
We have audited BioNTech SE’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring
Organizations of the Treadway Commission “(2013 framework),” (the COSO criteria).  In our opinion, BioNTech
SE (the Company) maintained, in all material respects, effective internal control over financial reporting as of
December 31, 2025, based on the COSO criteria.
As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Biotheus Inc. and Curevac B.V.,  which are included in the 2025 consolidated financial statements of the Company and constituted approximately 6% of total assets  as of December 31, 2025 and 0% of revenues for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Biotheus Inc. and Curevac
B.V.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board
(United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31,
2025 and 2024, the related consolidated statements of profit or loss, comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated March 10, 2026 expressed an unqualified opinion thereon.
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

Annual Report on Form 20-F for the year ended December 31, 2025

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
/s/ EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft
Cologne, Germany
March 10, 2025

Annual Report on Form 20-F for the year ended December 31, 2025

Consolidated Statements of Profit or Loss

		Years ended December 31,

(in millions €, except per share data)	Note	2025	2024	2023
Revenues	6	2,869.9	2,751.1	3,819.0
Cost of sales	7.1	(641.8)	(541.3)	(599.8)
Research and development expenses	7.1	(2,104.9)	(2,254.2)	(1,783.1)
Sales and marketing expenses	7.1	(110.0)	(67.9)	(62.7)
General and administrative expenses	7.1	(514.4)	(531.1)	(495.0)
Other operating expenses	7.2	(1,088.3)	(811.5)	(293.0)
Other operating income	7.2	184.6	140.6	105.0
Operating profit / (loss)		(1,404.9)	(1,314.3)	690.4
Finance income	7.3	423.9	664.0	519.6
Finance expenses	7.3	(69.8)	(27.4)	(23.9)
Profit / (Loss) before tax		(1,050.8)	(677.7)	1,186.1
Income taxes	8	(85.3)	12.4	(255.8)
Net profit / (loss)		(1,136.1)	(665.3)	930.3
Earnings / (Loss) per share
Basic earnings / (loss) per share	9	(4.70)	(2.77)	3.87
Diluted earnings / (loss) per share	9	(4.70)	(2.77)	3.83
The accompanying notes form an integral part of these consolidated financial statements.

Annual Report on Form 20-F for the year ended December 31, 2025

Consolidated Statements of Comprehensive Income

		Years ended December 31,

(in millions €)	Note	2025	2024	2023
Net profit / (loss)		(1,136.1)	(665.3)	930.3
Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods, net of tax
Exchange differences on translation of foreign operations		(99.3)	43.5	(19.8)
Net other comprehensive income / (loss) that may be reclassified to profit or loss in subsequent periods		(99.3)	43.5	(19.8)
Other comprehensive loss that will not be reclassified to profit or loss in subsequent periods, net of tax
Net gain / (loss) on equity instruments designated at fair value through other comprehensive income	12	(15.9)	(146.6)	3.7
Remeasurement gain / (loss) on defined benefit plans		0.4	—	0.3
Net other comprehensive income / (loss) that will not be reclassified to profit or loss in subsequent periods		(15.5)	(146.6)	4.0
Other comprehensive loss, net of tax		(114.8)	(103.1)	(15.8)
Comprehensive income / (loss), net of tax		(1,250.9)	(768.4)	914.5
The accompanying notes form an integral part of these consolidated financial statements.

Annual Report on Form 20-F for the year ended December 31, 2025

Consolidated Statements of Financial Position

(in millions €)		December 31,	December 31,
Assets	Note	2025	2024
Non-current assets
Goodwill	10	367.9	380.6
Other intangible assets	10	1,606.0	790.4
Property, plant and equipment	11	1,080.9	935.3
Right-of-use assets	20	210.2	248.1
Contract assets	6	2.0	9.8
Other financial assets	12	2,554.2	1,254.0
Other non-financial assets	14	7.3	26.3
Deferred tax assets	8	13.5	81.7
Total non-current assets		5,842.0	3,726.2
Current assets
Inventories	13	110.7	283.3
Trade and other receivables	12	924.2	1,463.9
Contract assets	6	8.1	10.0
Other financial assets	12	7,201.8	7,021.7
Other non-financial assets	14	173.8	212.7
Income tax assets	8	52.6	50.0
Cash and cash equivalents	12	7,675.4	9,761.9
Total current assets		16,146.6	18,803.5
Total assets		21,988.6	22,529.7

Equity and liabilities
Equity
Share capital	15	259.0	248.6
Capital reserve	5, 16	2,473.3	1,398.6
Treasury shares	15	(7.7)	(8.6)
Retained earnings		17,961.9	19,098.0
Other reserves	16	(1,462.3)	(1,325.5)
Total equity		19,224.2	19,411.1
Non-current liabilities
Lease liabilities, loans and borrowings	12, 20	215.2	214.7
Other financial liabilities	12	94.9	46.9
Provisions	17	35.5	20.9
Contract liabilities	6	88.0	183.0
Other non-financial liabilities	19	104.2	87.5
Deferred tax liabilities	8	84.3	42.4
Total non-current liabilities		622.1	595.4
Current liabilities
Lease liabilities, loans and borrowings	12, 20	52.2	39.5
Trade payables and other payables	12	534.9	426.7
Other financial liabilities	12	351.7	1,443.4
Income tax liabilities	8	65.6	4.5
Provisions	17	145.3	144.8
Contract liabilities	6	754.9	294.9
Other non-financial liabilities	19	237.7	169.4
Total current liabilities		2,142.3	2,523.2
Total liabilities		2,764.4	3,118.6
Total equity and liabilities		21,988.6	22,529.7
The accompanying notes form an integral part of these consolidated financial statements.

Annual Report on Form 20-F for the year ended December 31, 2025

Consolidated Statements of Changes in
Stockholders’ Equity

		Equity attributable to equity holders of the parent
(in millions €)	Note	Share capital	Capital reserve	Treasury shares	Retained earnings	Other reserves	Total equity
As of January 1, 2023		248.6	1,828.2	(5.3)	18,833.0	(848.9)	20,055.6
Net profit		—	—	—	930.3	—	930.3
Other comprehensive loss		—	—	—	—	(15.8)	(15.8)
Total comprehensive income / (loss)		—	—	—	930.3	(15.8)	914.5
Treasury shares used for acquisition of business combination		—	102.6	1.1	—	—	103.7
Share repurchase program		—	(731.6)	(6.9)	—	—	(738.5)
Share-based payments	16	—	30.2	0.3	—	(15.1)	15.4
Current and deferred taxes		—	—	—	—	(104.8)	(104.8)
As of December 31, 2023		248.6	1,229.4	(10.8)	19,763.3	(984.6)	20,245.9
Net loss		—	—	—	(665.3)	—	(665.3)
Other comprehensive loss		—	—	—	—	(103.1)	(103.1)
Total comprehensive loss		—	—	—	(665.3)	(103.1)	(768.4)
Share-based payments	16	—	169.2	2.2	—	(237.8)	(66.4)
As of December 31, 2024		248.6	1,398.6	(8.6)	19,098.0	(1,325.5)	19,411.1
Net loss		—	—	—	(1,136.1)	—	(1,136.1)
Other comprehensive loss		—	—	—	—	(114.8)	(114.8)
Total comprehensive loss		—	—	—	(1,136.1)	(114.8)	(1,250.9)
Issuance of share capital, net of transaction costs	15	10.4	856.0	—	—	—	866.4
Obligation to issue share capital	5	—	132.6	—	—	—	132.6
Share-based payments	16	—	86.1	0.9	—	(22.0)	65.0
As of December 31, 2025		259.0	2,473.3	(7.7)	17,961.9	(1,462.3)	19,224.2

Annual Report on Form 20-F for the year ended December 31, 2025

Consolidated Statements of Cash Flows

		Years ended December 31,

(in millions €)	Note	2025	2024	2023
Operating activities
Net profit / (loss)		(1,136.1)	(665.3)	930.3
Income taxes	8	85.3	(12.4)	255.8
Profit / (Loss) before tax		(1,050.8)	(677.7)	1,186.1
Adjustments to reconcile loss before tax to net cash flows:
Depreciation, amortization and impairment of property, plant, equipment, intangible assets and right-of-use assets	10, 11, 20	382.8	298.0	183.4
Share-based payment expenses	16	106.2	100.9	51.4
Net foreign exchange differences		(6.6)	(109.5)	(298.0)
(Gain) / Loss on disposal of property, plant and equipment		(2.5)	(0.3)	3.8
Finance income excluding foreign exchange differences	7.3	(423.9)	(648.5)	(519.6)
Finance expense excluding foreign exchange differences	7.3	21.4	27.4	7.9
Government grants	7.2	(63.0)	(31.5)	2.4
Other non-cash (income) / loss	5	585.4	—	—
Unrealized (gain) / loss on derivative instruments at fair value through profit or loss		(10.4)	4.6	175.5
Working capital adjustments:
Decrease in trade and other receivables, contract assets and other assets		1,083.7	387.7	5,374.0
Decrease in inventories		177.9	74.5	81.9
(Decrease) / Increase in trade payables, other financial liabilities, other liabilities, contract liabilities, refund liabilities and provisions		(723.8)	758.4	118.9
Interest received and realized gains from cash and cash equivalents		337.0	474.9	258.2
Interest paid and realized losses from cash and cash equivalents		(11.0)	(13.5)	(5.4)
Income tax received / (paid), net		3.8	(389.2)	(482.9)
Share-based payments	16.2	(25.3)	(154.5)	(766.2)
Government grants received		75.1	106.0	—
Net cash flows from operating activities		456.0	207.7	5,371.4
Investing activities
Purchase of property, plant and equipment		(175.1)	(286.5)	(249.4)
Proceeds from sale of property, plant and equipment		4.5	1.2	(0.7)
Purchase of intangible assets		(573.9)	(165.8)	(455.4)
Acquisition of subsidiaries and businesses, net of cash acquired	5	186.3	—	(336.9)
Investment in other financial assets		(11,422.5)	(12,370.3)	(7,128.4)
Proceeds from maturity of other financial assets		9,512.2	10,740.2	1,216.3
Net cash flows used in investing activities		(2,468.5)	(2,081.2)	(6,954.5)
Financing activities
Proceeds from loans and borrowings	12	6.7	—	0.3
Repayment of loans and borrowings	12	(18.0)	(2.3)	(0.1)
Payments related to lease liabilities	20	(39.6)	(43.6)	(40.3)
Share repurchase program		—	—	(738.5)
Transaction costs related to issuance of share capital	5	(2.0)	—	—
Net cash flows used in financing activities		(52.9)	(45.9)	(778.6)
Net decrease in cash and cash equivalents		(2,065.4)	(1,919.4)	(2,361.7)
Change in cash and cash equivalents resulting from exchange rate differences		(27.0)	14.8	(14.5)
Change in cash and cash equivalents resulting from other valuation effects		5.9	2.8	164.8
Cash and cash equivalents at the beginning of the period		9,761.9	11,663.7	13,875.1
Cash and cash equivalents as of December 31		7,675.4	9,761.9	11,663.7
The accompanying notes form an integral part of these consolidated financial statements.

Annual Report on Form 20-F for the year ended December 31, 2025

Notes to the Consolidated Financial Statements
1 Corporate Information
BioNTech SE is a limited company incorporated and domiciled in Germany. American Depositary Shares (ADS)
representing BioNTech SE’s ordinary shares have been publicly traded on the Nasdaq Global Select Market since October 10, 2019. The registered office is located in Mainz, Germany (An der Goldgrube 12, 55131
Mainz). BioNTech SE is registered in the commercial register B of the Mainz Local Court under the number
HRB 48720. The accompanying consolidated financial statements present the financial position and the results of operation of BioNTech SE and its subsidiaries and have been prepared on a going concern basis in accordance with the IFRS Accounting Standards as issued by the International Accounting Standards Board.
References to the “Company”, “BioNTech”, “Group”, “we”, “us” and “our” refer to BioNTech SE and its consolidated subsidiaries, except where the context otherwise requires.
Our consolidated financial statements for the year ended December 31, 2025, were authorized for issue in accordance with a resolution of the Supervisory Board on March 9, 2026.
2 Significant Accounting Policies
2.1 Basis of Preparation
General
The consolidated financial statements have been prepared in accordance with the IFRS Accounting Standards as issued by the International Accounting Standards Board. We have applied all IFRS standards and interpretations that were effective on and endorsed by the European Union (EU) as at December 31, 2025.
There were no standards or interpretations as at December 31, 2025, impacting our Consolidated Financial
Statements for the years ended December 31, 2025, 2024, and 2023, that were effective but not yet endorsed.
Therefore, our Consolidated Financial Statements comply with both, IFRS as issued by the International
Accounting Standards Board (IASB) and IFRS as endorsed by the EU.
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

Annual Report on Form 20-F for the year ended December 31, 2025

The Group controls an investee if, and only if, the Group has
–power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee);
–exposure, or rights, to variable returns from its involvement with the investee; and
–the ability to use its power over the investee to affect its returns.
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
In accordance with IFRS 11 (Joint Arrangements), we classify our joint arrangements (i.e. arrangements in which we exercise joint control with one or more parties) either as a joint operation or as joint venture. We exercise joint control over a joint arrangement when decisions relating to the relevant activities of the arrangement require unanimous consent of us and the other parties with whom control is shared.
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

Annual Report on Form 20-F for the year ended December 31, 2025

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

Annual Report on Form 20-F for the year ended December 31, 2025

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
A customer contract may provide a customer with an unilateral option to cancel the contract. We determine whether such right indicates that the customer has a material right that would need to be accounted for as a performance obligation (e.g., there is a discount for goods or services provided during the cancellable period that provides the customer with a material right).
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
Allocation of Transaction Prices
If a contract with a customer contains more than one performance obligation, the transaction price is allocated to each performance obligation based on relative standalone selling prices. If an option to cancel the contract provides a customer with a material right, a portion of the transaction price is allocated to such material right at contract inception and recognized when or as the option is exercised or expires. We have established the following hierarchy to determine the standalone selling prices.
–Where standalone selling prices for offered licenses, goods or services are observable and reasonably consistent across customers, our standalone selling price estimates are derived from our respective pricing history. However, due to the limited number of customers and the limited company history, this approach can rarely be used.
–Where sales prices for an offering are not directly observable or highly variable across customers, we follow a cost-plus-margin approach.
–For offerings that have highly variable pricing and lack substantial direct costs to estimate based on a cost-
plus-margin approach, we allocate the transaction price by applying a residual approach.
Judgment is required when estimating standalone selling prices.
Recognition of Revenues
For each separate performance obligation, it is evaluated whether control is transferred either at a point in time or over time. For performance obligations that are satisfied over time, revenues are recognized based on a measure of progress, which depicts the performance in transferring control to the customer. With regard to our licensing arrangements, we distinguish between whether the license granted is considered to be a right to access our intellectual property or a right to use our intellectual property. When we provide the licensee with a

Annual Report on Form 20-F for the year ended December 31, 2025 research and development license, which represents a right to access our intellectual property as it exists throughout the license period (as our intellectual property is still subject to further research), the promise to grant a license is accounted for as a performance obligation satisfied over time as our customers simultaneously receive and consume the benefits from our performance. In other cases, when we provide the licensee with a right to use our intellectual property as it exists at the point in time the license is granted, revenue is recognized at a point in time when the customer can first use and benefit from the license.
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

Annual Report on Form 20-F for the year ended December 31, 2025

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
2.3.9 Intangible Assets
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
Intangible assets with indefinite useful lives are tested for impairment at least annually, or when there is an indication for impairment, either individually or at the level of a cash-generating unit (see Note 2.3.11 for further details). In the case of intangible assets not yet available for use, the point in time from which a capitalized asset can be expected to generate economic benefit for the Group cannot be determined. Such assets are not amortized, and therefore classified as having an indefinite useful life. The intangible assets not yet available for use are tested for impairment annually, or when there is an indication for impairment on an individual basis. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis. In the case an intangible asset not yet available for use is out-licensed to a third party and such license is determined to be a right to use our intellectual property, the intangible asset which is not derecognized shall be reclassified from indefinite to finite at the earlier date of (a) the out-licensing to such third party or (b) obtaining marketing approval from a regulatory authority.

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
Reimbursements for research and development in connection with collaboration agreements are offset against research and development expenses (see also Note 2.3.8).
Prior to the second quarter of 2023, we had assessed that inventory produced prior to successful regulatory approval did not meet the criteria for capitalization as an asset, and accordingly expensed the costs of pre-
launch inventory as research and development costs. Based on the experience of the past years and the developments since our COVID-19 vaccine was first authorized or approved for emergency or temporary use, our assessment regarding the potential to produce economic benefits changed. Beginning with the second quarter of 2023, pre-launch products from the Comirnaty product family with their potential for economic benefit fulfill the recognition criteria for an asset under the IFRS Conceptual Framework. At each reporting date, the respective inventory is measured at the lower of cost and net realizable value. Reaching market authorization in the pharmaceutical industry is associated with uncertainty. We consider the net realizable value to be zero until regulatory approval is obtained, as this is the probable amount expected to be realized from its sale until approval is obtained. The write-down is recognized in the statements of profit or loss as research and development expenses. If regulatory approval for a product candidate is obtained, the relevant write-down would be reversed to a maximum of the original cost. Subsequently, inventory is recognized as cost of sales.

Annual Report on Form 20-F for the year ended December 31, 2025

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
Deferred tax liabilities are recognized for all taxable temporary differences, except:
–when the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or
–in respect of taxable temporary differences associated with investments in subsidiaries, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.
Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, the carry forward of unused tax credits and unused tax losses can be utilized, except:
–when the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or
–in respect of deductible temporary differences associated with investments in subsidiaries, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

Annual Report on Form 20-F for the year ended December 31, 2025

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

Annual Report on Form 20-F for the year ended December 31, 2025

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
After initial recognition, goodwill is tested at least annually or when there is an indication for impairment. See
Note 2.3.11. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.
2.3.8 Joint Arrangements
Joint arrangements are either classified as a joint operation or as joint venture. Provided that we exercise joint control over a joint arrangement that is not structured through a separate vehicle, those activities are classified as a joint operation. The assets, liabilities, revenues and expenses in relation to such a joint operation are accounted for in accordance with the IFRS Accounting standards applicable to the particular assets, liabilities, revenues and expenses.
2.3.10 Property, Plant and Equipment
Construction in progress is stated at cost. Property, plant and equipment are stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. Such cost includes the cost of replacing part of the property, plant and equipment if the recognition criteria are met. All other repair and maintenance costs are expensed as incurred.
Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, generally applicable as follows:

Property, plant and equipment	Useful life (years)
Buildings	10-33
Equipment, tools and installations	7-18
Operating and business equipment has a useful life of 1-10 years and is reported under equipment, tools and installations due to immateriality. Leasehold improvements disclosed in buildings have a useful life of the shorter period of the underlying lease term or the economic useful live (see Note 2.3.17).
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
2.3.11 Impairment of Non-Financial Assets

Annual Report on Form 20-F for the year ended December 31, 2025

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
As long as intangible assets are classified as intangible assets with an indefinite useful life, they are tested for impairment annually at the CGU level, as appropriate, and when circumstances indicate that the carrying value may be impaired.
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

Annual Report on Form 20-F for the year ended December 31, 2025

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
Impairment of Financial Assets
An allowance for expected credit losses (ECLs) is considered for all non-derivative financial debt investments, including cash, time deposits and debt securities of the Group. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all of the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. Included in the projected cash inflows are amounts generated from selling the collateral on hand and from additional credit support measures that are fundamental to the terms of the contract. For the credit risk of non-derivative financial debt investments, including cash, time deposits and dept securities, we use the probability weighted model.
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

Annual Report on Form 20-F for the year ended December 31, 2025

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
2.3.13 Fair Value Measurement
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
–Level 1 contains the use of quoted prices in active markets for identical assets or liabilities.
–Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly.
–Level 3 inputs are unobservable.
Within this hierarchy, estimated values are made by management based on reasonable assumptions, including other fair value methods.

Annual Report on Form 20-F for the year ended December 31, 2025

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
2.3.14 Inventories
Inventories are valued at the lower of cost and net realizable value.
Costs incurred in bringing each product to its present location and condition are accounted for as follows:
–raw materials and supplies: purchase cost on a first-in / first-out basis;
–unfinished goods and finished goods: cost of direct materials and labor, including both internal manufacturing and third-party contract manufacturing organizations, or CMOs, and a proportion of manufacturing overheads based on the normal operating capacity, but excluding borrowing costs.
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
2.3.16 Treasury Shares
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

Annual Report on Form 20-F for the year ended December 31, 2025

2.3.17 Leases
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
2.3.18 Provisions
Provisions are recognized when there is a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation

Annual Report on Form 20-F for the year ended December 31, 2025

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
2.3.19 Share-Based Payments
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
2.3.20 Cash Dividend
We recognize a liability to pay a dividend when the distribution is authorized. As per the corporate laws of
Germany, a distribution is authorized when it is approved by the general shareholder meeting. A corresponding amount is recognized directly in equity.

Annual Report on Form 20-F for the year ended December 31, 2025

2.4 Standards Applied for the First Time
In 2025, the following potentially relevant new and amended standards and interpretations became effective, but did not have a material impact on our consolidated financial statements:

Standards / Interpretations	Date of application
Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability	January 1, 2025
2.5 Standards Issued but Not Yet Effective
The new and amended standards and interpretations that are issued but not yet effective by the date of issuance of the financial statements and that might have an impact on our financial statements are disclosed below. We have not adopted any standards early and intend to adopt these new and amended standards and interpretations, if applicable, when they become effective.

Standards / Interpretations	Date of application
Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7	January 1, 2026
Annual Improvements Volume 11	January 1, 2026
Contracts Referencing Nature-dependent Electricity – Amendments to IFRS 9 and IFRS 7	January 1, 2026
IFRS 18 Presentation and Disclosure in Financial Statements	January 1, 2027
IFRS 19 Subsidiaries without Public Accountability: Disclosures	January 1, 2027
Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Translation to a Hyperinflationary Presentation Currency	January 1, 2027
Amendments to IFRS 19 Subsidiaries without Public Accountability: Disclosures	January 1, 2027
An analysis of the effects of IFRS 18 on our financial statement presentation and disclosures has been initiated and is currently ongoing. IFRS 18 requires additional defined (sub)totals in the consolidated statement of profit or loss, disclosures about management performance measures and introduces new principles for aggregating and disaggregating information to help determine items in the primary financial statements, particularly in profit or loss statement, and appropriate location of material information. Since the beginning of 2025, we have been analyzing the effects of implementing IFRS 18 by performing both qualitative and quantitative assessments. The following overview summarizes the key subject areas and their estimated impact on our financial statements:
–Structure of consolidated statements of profit or loss: The consolidated statement of profit or loss will be classified in specified totals and subtotals by defining five categories: “Operating”, “Investing”, “Financing”,
“Income Taxes” and “Discontinued Operations”. The first three categories are new and supplemented by the requirement to present subtotals for operating profit/loss and profit/loss before financing and income taxes, identifying the main business activity has to be identified. This determination is based on an assessment of facts and circumstances and requires a certain degree of judgment and is relevant for the definition of operating profit. The operating category should include all main business activities and should operate as residual category in which all income and expenses are recognized that cannot be allocated to other categories. The investing category embraces income and expenses from investments in associates and joint ventures to which the equity method is applicable, as well as those in non-consolidated subsidiaries, from cash- and cash equivalents and from other financial and non-financial assets if these generate a return individually and largely independently of the company´s other resources (e.g. investments in financial assets other than cash and cash equivalents). In order to allocate income and expenses to the financing category, a distinction between liabilities that result exclusively from finance transactions in which we receive funds in the form of cash, equity or through the expiry of a liability and which we will repay in cash or equity at a later point in time, and other financial and non financial liabilities i.e. pensions, provisions and lease liabilities is

Annual Report on Form 20-F for the year ended December 31, 2025 necessary. The expected material effect on BioNTech arises from the split of the finance result in the new
“Investing” and “Financing” categories. The operating category will remain essentially unchanged and corresponds to the “operating profit / (loss)”.
–Aggregation and disaggregation of information in notes disclosures: IFRS 18 requires information to be broken down in such a way that the consolidated financial statements and accompanying notes fulfil their respective roles as defined in IFRS 18.
–Definition of management-defined performance measures: IFRS 18 introduces the concept of management-
defined key performance measures, or MPMs and will require detailed disclosures in the notes. MPMs are specific subtotals of income and expenses derived from items in the income statement that are considered as relevant to understand BioNTech’s performance presented in our external communication. The analysis regarding the adjustment of earnings-based key figures for corporate management corresponding to the new defined subtotals in the consolidated statement of profit or loss is still ongoing. For further information with regard of our current Non-IFRS measures please see Item 5 “Non-IFRS Measures as Defined by BioNTech”.
Whether the defined non-IFRS measures are in line with the concept of MPMs is still ongoing.
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
Identification and Determination of Performance Obligations
We generate revenues from collaboration and license agreements, which contain multiple elements, including licenses to use, research, develop, manufacture and commercialize candidates and products, research and development services as well as obligations to develop and manufacture preclinical and clinical material and products. We determined that those collaboration and license agreements qualify as contracts with customers. A contract is an agreement between two or more parties that establishes enforceable rights and obligations. If a unit of account, identified as a promised good or service (or bundle of goods or services) that is distinct within a collaboration and license agreement, is with a customer, such agreement is partially within the scope of IFRS 15.
At inception of each agreement, we apply judgment when determining which promises represent distinct performance obligations. If promises are not distinct, they are combined until the bundle of promised goods and

Annual Report on Form 20-F for the year ended December 31, 2025

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

Annual Report on Form 20-F for the year ended December 31, 2025

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
Pfizer Agreement Characteristics
With respect to our collaboration with Pfizer, revenues from contracts with customers are recognized based on our collaboration partner’s gross profit from COVID-19 vaccine sales, which is shared under the respective collaboration agreement. In determining revenues from contracts with customers pursuant to this collaboration agreement, we are reliant on our collaboration partner for details regarding its gross profit for the period at hand.
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
BMS Agreement Characteristics
Under the terms of the collaboration agreement between Bristol Myers Squibb Company, or BMS, and us, we have identified two units of account in the contract. One is the grant of the license, identified as a separate unit of account that is distinct within the collaboration agreement and the second unit of account is the development activity. In this context, the contract is in the scope of IFRS 15 and we have applied IFRS 15 to the upfront, anniversary and milestone payments in respect of the license component. In assessing our exercise of joint control with BMS in relation to the development activities, we classified those activities as a joint operation as the

Annual Report on Form 20-F for the year ended December 31, 2025 arrangement is not structured through a separate vehicle. These activities fall within the scope of IFRS 11.
Therefore we account for our share of the development activities in compliance with this standard. Under the terms of the collaboration agreement, we agreed with BMS to jointly share development and manufacturing costs on a 50:50 basis. In determining the amount payable to or receivable from BMS, we rely on BMS for its costs incurred in the respective reporting period. Reimbursements for research and development by the collaboration partner are offset against research and development expenses in our consolidated statements of profit or loss.
Determining whether the performance obligation in relation to the license granted to BMS is satisfied over time or at a point in time was based on the nature of our promise to grant the license. This assessment involved significant judgment and was essentially based on evaluating whether the intellectual property to which BMS receives rights has significant stand-alone functionality or not. Since the underlying product candidate already reached phase 3 in clinical development and therefore no significant modifications to the form or functionality of the intellectual property are expected, we have classified the license granted to BMS as right-to-use our intellectual property.
We have determined that the contract does not contain a substantive termination penalty and therefore contains a material right at contract inception. The material right comprises three options to cancel the contract which are related to the due dates of the respective maintenance fees payable in the upcoming three years containing an implicit option to extend the contract period by 1 year at each anniversary date of the collaboration agreement.
By paying the annual maintenance fees, the right-to-use license will be transferred annually. After the expiry of any option BMS is able to further use the license granted by us (see Note 6).
Intangible Assets
Significant judgments, assumptions and estimates are required for the identification of a potential need to recognize an impairment loss on goodwill and other intangible assets. These estimates include management’s assumptions regarding future cash flow projections and economic risks that require significant judgment and assumptions about future developments. They can be affected by a variety of factors, including, but not limited to changes in business strategy, assumptions regarding funding ability of expected R&D expenses, assumptions regarding the size of addressable markets, number of addressable indications, the time and probability to reach market, peak sales assumptions, clinical trial success rates as well as estimation of weighted average cost of capital.
Changes to the assumptions underlying our goodwill and intangible assets impairment assessments could require material adjustments to the carrying amount of our recognized goodwill and intangible assets and may lead to impairment charges recognized in our Consolidated Statements of Profit or Loss.
Significant assumptions and estimates are also required to determine the appropriate amount of amortization of intangible assets. They relate in particular to the determination of the underlying useful life. The useful life of an intangible asset is based on our estimates regarding the period over which the intangible asset is expected to generate economic benefits for us.
Contingencies
Disclosures in respect of third-party claims and litigation for which no provisions have been recognized disclosures are made in the form of contingent liabilities, unless a potential outflow of resources is considered remote. It is not practicable to estimate the financial impact of our contingent liabilities due to the uncertainties around lawsuits and claims.
For further disclosures relating to contingencies see Note 18.

Annual Report on Form 20-F for the year ended December 31, 2025

Research and Development Expenses
The nature of our business and primary focus of our activities, including development of our platforms and manufacturing technologies, generate a significant amount of research and development expenses. Research costs are expensed as incurred. Development expenditures on an individual project are recognized as an intangible asset if, and only if, the capitalization criteria are met. Based on our assessment, we have concluded that, due to the inherent risk of failure in pharmaceutical development and the uncertainty of approval, these criteria are usually not met before regulatory approval is achieved. The related expenditure is reflected in the consolidated statements of profit or loss in the period in which the expenditure is incurred. We have entered into agreements under which third parties grant licenses to us, which are known as in-license agreements. If in-
licensing results in consideration for the acquisition of intellectual property that meets the definition of an identifiable asset, this is capitalized as an intangible asset. If the transaction also includes research and development services to be provided by the licensor, the share of consideration attributable to these services is recognized in research and development expenses in line with the performance of the services. The allocation of consideration attributable to the acquisition of intellectual property and consideration attributable to the research and development services provided by the licensor requires management to make judgments and assumptions.
These judgments and assumptions need to be applied on a case-by-case basis and can materially affect our research and development expenses.
Business Combinations
Judgment is required when accounting for business combinations. This includes determining whether an intangible asset is identifiable and whether it should be recorded separately from goodwill. Additionally, estimating the acquisition date fair values in conjunction with the purchase price allocation and with the settlement of pre-existing relationships involves estimation uncertainty and discretionary decisions. The necessary measurements are based on information available on the acquisition date and on expectations and assumptions that have been deemed reasonable by management. These judgments, estimates and assumptions can materially affect our Consolidated Statements of Financial Position and our Consolidated
Statements of Profit or Loss.
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

Annual Report on Form 20-F for the year ended December 31, 2025

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
4 Group Information
Information about Subsidiaries
The consolidated financial statements include the following subsidiaries:

			% equity interest

Name	Country of incorporation	Registered office	December 31, 2025	December 31, 2024
BioNTech BioNTainer Holding GmbH	Germany	Mainz	100%	100%
BioNTech Cell & Gene Therapies GmbH	Germany	Mainz	100%	100%
BioNTech Collaborations GmbH	Germany	Mainz	100%	100%
BioNTech Delivery Technologies GmbH	Germany	Halle	100%	100%
BioNTech Diagnostics GmbH	Germany	Mainz	100%	100%
BioNTech Discovery GmbH	Germany	Mainz	100%	n / a(1)
BioNTech Europe GmbH	Germany	Mainz	100%	100%
BioNTech Idar-Oberstein Services GmbH	Germany	Idar-Oberstein	100%	100%
BioNTech Innovation and Services Marburg GmbH	Germany	Marburg	100%	100%
BioNTech Innovation GmbH	Germany	Mainz	100%	100%
BioNTech Innovative Manufacturing Services GmbH	Germany	Idar-Oberstein	100%	100%
BioNTech Manufacturing GmbH	Germany	Mainz	100%	100%
BioNTech Manufacturing Marburg GmbH	Germany	Marburg	100%	100%
BioNTech Real Estate Holding GmbH	Germany	Holzkirchen	100%	100%
CureVac Corporate Services GmbH	Germany	Tübingen	86.75%(2)	n / a(1)
CureVac Manufacturing GmbH	Germany	Tübingen	86.75%(2)	n / a(1)
CureVac SE	Germany	Tübingen	86.75%(2)	n / a(1)
InstaDeep DE GmbH	Germany	Berlin	100%	100%
		Continued on next page

Annual Report on Form 20-F for the year ended December 31, 2025

			% equity interest

Name	Country of incorporation	Registered office	December 31, 2025	December 31, 2024
JPT Peptide Technologies GmbH	Germany	Berlin	100%	100%
NT Security and Services GmbH	Germany	Mainz	100%	100%
reSano GmbH	Germany	Mainz	100%	100%
BioNTech Australia Pty Ltd.	Australia	Melbourne	100%	100%
BioNTech R&D (Austria) GmbH	Austria	Vienna	100%	100%
CureVac Belgium SA	Belgium	Ottignies-Louvain- la-Neuve	86.75%(2)	n / a(1)
Biotheus (previously Simba Merger Sub)	Cayman Islands	George Town	100%	100%
BioNTech (Shanghai) Pharmaceuticals Co. Ltd.	China	Shanghai	100%	100%
Biotheus (Hengqin) Co. Ltd.	China	Zhuhai	100%	n / a(1)
Biotheus (Nantong) Co. Ltd.	China	Nantong	100%	n / a(1)
Biotheus (Suzhou) Co. Ltd.	China	Suzhou	100%	n / a(1)
Biotheus Inc.	China	Zhuhai	100%	n / a(1)
InstaDeep France SAS	France	Paris	100%	100%
Biotheus (Hong Kong) Ltd.	Hong Kong	Hong Kong	100%	n / a(1)
Cabt-Bio (Hong Kong) Ltd.	Hong Kong	Hong Kong	100%	n / a(1)
Biopharma BioNTech Israel Ltd.	Israel	Tel Aviv	100%	100%
New Technologies Re	Luxembourg	Luxembourg	100%	100%
CureVac Merger B.V.	Netherlands	Amsterdam	86.75%(2)	n / a(1)
CureVac N.V.	Netherlands	Amsterdam	86.75%(2)	n / a(1)
CureVac Netherlands B.V.	Netherlands	Amsterdam	86.75%(2)	n / a(1)
BioNTech Rwanda Ltd.	Rwanda	Kigali	100%	100%
BioNTech Pharmaceuticals Asia Pacific Pte. Ltd.	Singapore	Singapore	100%	100%
BioNTech Pharmaceuticals Spain S.L	Spain	Barcelona	100%	100%
BioNTech Switzerland GmbH	Switzerland	Basel	100%	100%
CureVac Swiss AG	Switzerland	Basel	86.75%(2)	n / a(1)
InstaDeep Tunisia SARL	Tunisia	Tunis	100%	100%
BioNTech Turkey Tıbbi Ürünler Ve Klinik Araştirma Ticaret Anonim Şirketi	Turkey	Istanbul	100%	100%
BioNTech UK Ltd.	United Kingdom	London	100%	100%
InstaDeep Ltd.	United Kingdom	London	100%	100%
BioNTech Delivery Technologies (US), LLC	United States	Cambridge	100%	100%
BioNTech Research and Development, Inc.	United States	Cambridge	100%	100%
BioNTech US Inc.	United States	Cambridge	100%	100%
BioNTech USA Holding, LLC	United States	Cambridge	100%	100%
CureVac Inc.	United States	Boston	86.75%(2)	n / a(1)
InstaDeep LLC	United States	Dover	100%	100%
JPT Peptide Technologies Inc.	United States	Cambridge	100%	100%
(1)Included during the year ended December 31, 2025.
(2)As of December 31, 2025, the subsidiary is fully consolidated in the consolidated financial statements as control was reached in December 2025, and no non-controlling interests existed as of December 31, 2025. As of the acquisition date all closing conditions related to the completion of the post-offer reorganization have been satisfied, even though the tendered shares amount to 86.75% as of December 31, 2025, and reached 100%
with the back-end measures as of January 6, 2026 (for details see Note 5).
All entities listed above are included in our consolidated financial statements.
Parent Company
ATHOS KG, Holzkirchen, Germany, is the sole shareholder of AT Impf GmbH, Munich, Germany, and beneficial owner of the following percentage of ordinary shares in BioNTech at the dates as indicated. ATHOS KG via AT

Annual Report on Form 20-F for the year ended December 31, 2025

Impf GmbH has de facto control over BioNTech based on its substantial shareholding, which practically enables it to exercise the majority of voting rights to pass resolutions at our Annual General Meeting, or AGM.

			Ownership of ordinary shares in BioNTech (in %)

Name	Country of incorporation	Registered office	December 31, 2025	December 31, 2024
AT Impf GmbH	Germany	Munich	40.30%	42.44%
Entity with Significant Influence over the Group
Medine GmbH, Mainz, Germany, owned the following percentage of ordinary shares in BioNTech at the following dates as indicated:

			Ownership of ordinary shares in BioNTech (in %)

Name	Country of incorporation	Registered office	December 31, 2025	December 31, 2024
Medine GmbH	Germany	Mainz	15.97%	16.85%
5 Business Combinations
Acquisition of Biotheus
On November 13, 2024, our subsidiary, BioNTech Collaborations GmbH, entered into an agreement and plan of merger, or the Merger Agreement, with Biotheus, a clinical-stage biotechnology company dedicated to the discovery and development of novel antibodies to address unmet medical needs of patients with oncological or inflammatory diseases, to acquire 100% of the issued share capital of Biotheus. The acquisition supports the global execution of our oncology strategy and provides full global rights to pumitamig (BNT327/BMS986545), an investigational PD-L1 x VEGF-A bispecific antibody, with potential to replace current checkpoint inhibitor standard of care treatments for solid tumors.
On January 31, 2025 we closed the acquisition, gaining full rights to Biotheus’ other pipeline candidates and its in-house bispecific antibody-drug conjugate capability. The acquisition has expanded our footprint in China, adding a local research and development hub to conduct clinical trials. In addition, we have gained a biologics manufacturing facility to contribute to our future global manufacturing and supply, and more than 300 Biotheus employees in R&D, manufacturing and enabling functions have joined the BioNTech workforce.
Since the completion of the acquisition took place in January 2025, we performed an allocation of the total consideration and the underlying assets acquired and liabilities assumed based on their fair values using the information available as of the acquisition date. The total consideration and the fair values determined in accordance with IFRS 3 of the identified net assets acquired of Biotheus as of January 31, 2025, are as follows:

Annual Report on Form 20-F for the year ended December 31, 2025

Fair value recognized on acquisition
(in millions €)	Biotheus

Assets
Intangible assets	172.8
Property, plant and equipment	70.7
Cash and cash equivalents	122.4
Other assets non-current and current	20.6
Total assets	386.5

Liabilities
Non-current liabilities	36.3
Current liabilities	55.1
Total liabilities	91.4

Total identifiable net assets at fair value	295.1

Bargain from the acquisition	(15.0)
Total consideration	280.1

Consideration
Total purchase price	847.4
Upfront payment	767.8
Contingent consideration (milestones)	79.6
Payments in connection with pre-existing relationships	(567.3)
Total consideration	280.1
Upon closing and under the terms of the agreement, we paid Biotheus shareholders an upfront payment of
€767.8 million in cash. Furthermore, we agreed to pay additional performance-based contingent payments, if certain milestones are met. At the acquisition date, the contingent consideration was recognized at its fair value of €79.6 million based on discounted cash flow projections in connection with performance-based contingent payments. The lower end of the bandwidth of possible outcomes of the contingent consideration is zero, and the upper limit is €144.3 million. The performance-based payments will be paid if certain milestones are met.
Under the terms of the agreement, we also transferred ADSs to eligible shareholders who will provide services to the Group. Under IFRS 3, this is considered remuneration and will be recognized as equity-settled share-based payment, based on the grant date fair value (€49.2 million) as personnel expense over a four-year service period.
The purchase price is mainly allocated to the settlement of our pre-existing relationship in connection with the
License and Collaboration Agreement with Biotheus entered into in November 2023, which comprised exclusive rights to the development, manufacturing and commercialization of BNT327/PM8002 ex-Greater China. The amount is separated from the remaining purchase price to be transferred for the acquired business of Biotheus and amounts to €565.1 million. This amount for the settlement of the pre-existing relationship is identified based on the fair value of the settled rights of Biotheus in connection with contingent payments in relation to the
License and Collaboration Agreement, including development, regulatory and sales milestones and royalties.
This fair value was determined using a Discounted Cash flow model based on a business plan for the compound, using an appropriate WACC. The fair value of these rights is recorded as subsequent acquisition cost to our BNT327/PM8002 ex-Greater China rights. As the requirements under IAS 12 for the initial recognition

Annual Report on Form 20-F for the year ended December 31, 2025 exemption are fulfilled, we did not record a correspondent deferred tax liability. We did not identify a gain or a loss in connection with the settlement of the pre-existing relationship.
The consideration for the acquired business of Biotheus is allocated to net assets acquired, which mainly include identified intangible assets in connection with Biotheus’ BNT327/PM8002 Greater China rights and other clinical pipeline candidates, property, plant and equipment, cash and liabilities assumed. The fair values of the BNT327/
PM8002 Greater China rights and other clinical pipeline candidates were determined based on the direct cash flow approach and amount to €167.7 million.
A bargain purchase of €15.0 million was recognized in other operating income, which results from the separation of the identified amount in connection with the settlement of the pre-existing relationships and the application of the initial recognition exemption under IAS 12.
Transaction costs of €6.9 million were expensed and are included in general and administrative expenses.
Since the acquisition, Biotheus’ impact on our revenue has been €8.4 million and the net loss for the period was
€61.8 million. If the combination had taken place at the beginning of the year, there would have been no significant change for revenues and net loss for the combined group. See our Consolidated Statements of Profit or Loss for the respective figures for the year ended December 31, 2025.
Acquisition of CureVac
On June 12, 2025, we and CureVac N.V. entered into a definitive Purchase Agreement pursuant to which we acquired CureVac, a clinical-stage biotech company developing a novel class of transformative medicines in oncology and infectious diseases based on messenger ribonucleic acid (mRNA). With the successful acquisition, we intend to further complement the capabilities and proprietary technologies in mRNA design, delivery formulations, and mRNA manufacturing. The acquisition builds on our proven track record and established position in the global mRNA industry and supports the execution of the our oncology strategy.
On December 3, 2025 we announced that 184,071,410 shares of CureVac N.V., representing approximately
81.74% of CureVac’s issued and outstanding shares, were validly tendered and not properly withdrawn prior to the expiration of the initial offering period. As a result, the minimum condition for the exchange offer was satisfied, and all validly tendered shares were accepted. All closing conditions including customary closing conditions, regulatory approvals and conditions related to the completion of the post-offer reorganization had been satisfied. On December 15, 2025 the acquisition of CureVac N.V. closed and on December 18, 2025 a subsequent offering period of the exchange offer for all outstanding shares of CureVac expired. In total, 86.75%
of CureVac shares were tendered. We completed the compulsory acquisition of the remaining CureVac shares at the beginning of January 2026 as part of the previously announced post-offer reorganization (back-end measures). For Accounting purposes, all steps of the tender process are treated as a single linked transaction in which control was obtained in December 2025. Accordingly, CureVac N.V. is accounted for as acquired in
December 2025. Based on this approach, we present 100% ownership of CureVac N.V. as of the acquisition date and as of December 31, 2025 accordingly.
Since the completion of the closing took place in December 2025, we performed a preliminary allocation of the total consideration and the underlying assets acquired and liabilities assumed based on their fair values using the information available as of the acquisition date. Due to the complexity of the transaction, this allocation is still

Annual Report on Form 20-F for the year ended December 31, 2025 preliminary and is subject to change. The total consideration and the fair values determined in accordance with
IFRS 3 of the identified net assets acquired of CureVac as of the acquisition date are as follows:

Fair value recognized on acquisition
(in millions €)	CureVac

Assets
Intangible assets	240.3
Property, plant and equipment and right-of-use assets	116.3
Cash and cash equivalents	264.5
Other assets non-current and current	26.3
Total assets	647.4

Liabilities
Non-current liabilities	43.5
Current liabilities	213.6
Total liabilities	257.1

Total identifiable net assets at fair value	390.3

Goodwill from the acquisition	10.6
Total consideration	400.9

Consideration
Fair value of shares transferred	1,001.1
thereof fair value of shares from first and second offer period transferred	868.4
thereof fair value of shares for the back-end measures	132.7
Cash paid (fractional shares)	0.1
Effects in connection with pre-existing relationships	(600.3)
Total consideration	400.9
The total consideration comprises 12,075,629 ADSs measured at fair value as of the acquisition date, which amounts to €1,001.1 million (including back-end measures). The final exchange ratio (which was fixed on
November 25, 2025) was 0.05363 of a BioNTech ADS for each CureVac share. The share price used for measuring the fair value amounts to $96.73 (€82.90; calculated using the exchange rate of 0.86). As of
December 31, 2025, 10,475,287 shares (see Note 15) amounting to €868.4 million have been transferred while
€132.7 million have been disclosed as an obligation to issue share capital, representing the amount of the back-
end measures.
Due to the existence of pre-existing relationships, the consideration was adjusted to reflect the settlement of the transactions separate from the business combination. These relationships resulted from contractual and non-
contractual relationships (see Note 18 for non-contractual relationships). In total, €600.3 million was excluded from the business combination, of which €488.9 million effectively settled outstanding balances recognized in current liabilities from contractual relationships with CureVac and €111.4 million reflects the settlement of the non-contractual relationship recognized in other operating expenses in our consolidated statements of profit or loss.
Deferred tax liabilities relating to temporary differences of the assets acquired in the business combination were recognized in an amount of €13.8 million. In line with the deferred tax liabilities assumed, deferred tax assets

Annual Report on Form 20-F for the year ended December 31, 2025 relating to temporary differences and tax loss carry forwards which existed as of the acquisition date were recognized. The deferred tax assets and liabilities were offset to the extent that the conditions for offsetting were fulfilled.
The goodwill mainly represents the at-market component of the existing license agreements, which is represented as the intragroup transaction after closing, as well as know-how and skills of the acquired businesses’ workforce.
The goodwill is allocated in full to the CGU immunotherapies and is not tax deductible.
The total amount of acquisition-related transaction costs were €9.6 million. Transaction costs of €7.6 million were expensed and are included in general and administrative expenses. Expenses of €2.0 million have been deducted from equity in connection with the capital increase.
Since the acquisition, CureVac’s impact on our revenue and profit for the period has been immaterial. If the combination had taken place at the beginning of the year, revenue for the combined group would have been
€2,915.6 million and net loss for the Group would have been €1,329.1 million.
6 Revenues from Contracts with Customers
6.1 Disaggregated Revenue Information
Set out below is the disaggregation of the Group’s revenues from contracts with customers:

	Years ended December 31,

(in millions €)	2025		2024		2023
COVID-19 vaccine revenues	1,995.3	70%	2,432.1	88%	3,776.2	99%
Revenues from out-licensing	613.0	21%	—	—%	—	—%
Other revenues	261.6	9%	319.0	12%	42.8	1%
Total	2,869.9	100%	2,751.1	100%	3,819.0	100%

(in millions €)	Years ended December 31,

Revenues by customers	2025		2024		2023
Pfizer	1,602.0	56%	2,011.7	73%	3,293.0	86%
German Federal Ministry of Health	627.5	22%	701.0	25%	473.6	12%
Bristol Myers Squibb	613.0	21%	—	—%	—	—%
Other customers	27.4	1%	38.4	2%	52.4	2%
Total	2,869.9	100%	2,751.1	100%	3,819.0	100%

Annual Report on Form 20-F for the year ended December 31, 2025

(in millions €)	Years ended December 31,

Revenues by countries	2025		2024		2023
United States	1,794.9	63%	1,847.8	67%	3,010.9	79%
Germany	759.1	26%	706.9	26%	482.7	13%
Ireland	304.8	11%	177.8	6%	203.8	5%
Rest of the World	11.1	—%	18.6	1%	121.6	3%
Total	2,869.9	100%	2,751.1	100%	3,819.0	100%
COVID-19 Vaccine Revenues
Our COVID-19 vaccine revenues were recognized from the supply and sales of our COVID-19 vaccine worldwide during the years ended December 31, 2025 and 2024, mainly comprising our share of the collaboration partner’s gross profit derived from sales in the collaboration partner’s territory. Overall, our
COVID-19 vaccine revenues amounted to €1,995.3 million and €2,432.1 million during the years ended
December 31, 2025 and 2024, respectively and decreased as compared to the year ended December 31, 2024, in line with a lower COVID-19 vaccine market demand. Our COVID-19 vaccine revenues are subject to seasonal effects in the fall and winter of the northern hemisphere.
Revenues from Out-Licensing
On June 2, 2025, we and BMS announced a global strategic partnership to co-develop and co-commercialize our next-generation bispecific antibody candidate, pumitamig (BNT327 / BMS986545), broadly for multiple solid tumor types. Under the terms of the agreement, we granted BMS a worldwide, co-exclusive license to use the licensed intellectual property, or IP, for the development, manufacturing and commercialization of our investigational bispecific antibody pumitamig as monotherapy or in combination with other products. We and
BMS will jointly share development and manufacturing costs on a 50:50 basis, subject to certain exceptions.
Global profits and losses will be equally shared as well. We received an upfront payment amounting to
$1.5 billion during the year ended December 31, 2025, and are eligible to receive $2.0 billion total in non-
contingent anniversary payments through 2028 as well as up to $7.6 billion in additional development, regulatory and commercial milestone payments contingent on achievement of certain development, regulatory and commercial milestones.
On August 15, 2025, we and BMS entered into an amended and restated agreement that replaced the original agreement. The new agreement governs the collaboration, including in particular the performance-related rights and obligations, without affecting the financial terms agreed in the original agreement. The license granted in respect of our IP was determined to be a separate unit of account from the other promises, which we refer to as development activities, and accounted for under IFRS 15 as the granting of a license to our IP is an output of our ordinary activities. Based on the terms of the contract, we have identified material rights relating to options to cancel the contract. In allocating revenues to the material rights throughout the development period, management determined an expected consideration of $3.5 billion, consisting of the upfront payment and the anniversary payments. The expected consideration is attributed to each option to cancel the contract using the practical alternative under IFRS 15.B43. Each material right is recognized as revenues at the point in time BMS makes use of its option or when such right expires. The upfront payment was recorded as contract liability
(€1,313.6 million, converted as of the contract date of the initial agreement, June 2, 2025). We determined that the criteria in IFRS 15.9 were subsequently met with the conclusion of the amended and restated agreement as of August 15, 2025. During the year ended December 31, 2025, revenues in the amount of €613.0 million were recognized on a cumulative catch-up basis as of June 2, 2025, the date the initial agreement was effective, and
€700.6 million have been deferred and will be recognized upon BMS makes use of its option or when such right expires. All milestone payments are considered to be constrained, as the achievement of the milestone events

Annual Report on Form 20-F for the year ended December 31, 2025 depends on the success of the underlying research and development activities, which is outside our control.
Sales-based milestone payments will be recognized when the underlying sale transactions have occurred.
Other revenues
Our remaining other revenues were mainly derived from a pandemic preparedness contract with the German government, during the years ended December 31, 2025 and 2024. The change was mainly due to the catch-up of revenues associated with the pandemic preparedness contract in the amount of €103.1 million in previous year, partly compensated by a one-time effect associated with Pfizer´s opt-out from the further development of our shingles program, BNT167, in the amount of €60.0 million in the year ended December 31, 2025.
Revenues from contracts with customers were recognized as follows:

	Years ended December 31,

(in millions €)	2025	2024	2023
Timing of revenue recognition
Goods and services transferred at a point in time	1,391.4	611.4	776.3
Goods and services transferred over time	241.9	298.5	15.4
Revenue recognition applying the sales-based or usage-based royalty recognition constraint model(1)	1,236.6	1,841.2	3,027.3
Total	2,869.9	2,751.1	3,819.0
(1)Represents sales based on the share of the collaboration partners’ gross profit.
6.2 Contract Assets
The contract assets developed as follows:

	2025			2024
(in millions €)	Current	Non- current	Total	Current	Non- current	Total
As of January 1	10.0	9.8	19.8	4.9	—	4.9
Additions	—	—	—	—	28.4	28.4
thereof: attributable to performance obligations satisfied in prior periods	—	—	—	—	23.6	23.6
Reclassification to trade accounts receivables	(9.7)	—	(9.7)	(13.5)	—	(13.5)
Reclassification from non-current to current	7.8	(7.8)	—	18.6	(18.6)	—
As of December 31	8.1	2.0	10.1	10.0	9.8	19.8
Our contract assets were significantly influenced by the rendering of services under the pandemic preparedness contract with the German government during the years ended December 31, 2025 and 2024.

Annual Report on Form 20-F for the year ended December 31, 2025

6.3 Contract Liabilities
The development of the contract liabilities is as follows:

	2025			2024
(in millions €)	Current	Non- current	Total	Current	Non- current	Total
As of January 1	294.9	183.0	477.9	353.3	398.5	751.8
Additions from business combinations	—	0.4	0.4	—	—	—
Other additions	652.4	661.2	1,313.6	—	—	—
Reclassification from non-current to current	756.6	(756.6)	—	215.5	(215.5)	—
Recognition as revenues	(948.7)	—	(948.7)	(272.7)	—	(272.7)
Currency effects functional currency	(0.3)	—	(0.3)	(1.2)	—	(1.2)
As of December 31	754.9	88.0	842.9	294.9	183.0	477.9
Contract liabilities increased compared to the previous year in connection with the upfront payment under the global strategic partnership with Bristol Myers Squibb Company in the amount of €1,313.6 million. As of
December 31, 2025, the contract liabilities included €700.6 million (as of December 31, 2024: nil) of such payments, €140.5 million in connection with the amendment of the COVID-19 vaccine purchase agreement with the European Commission, or EC, and €1.1 million of remaining upfront fees from our collaboration agreement with Pfizer (Zoster) (as of December 31, 2024: €416.2 million payments under our COVID-19 vaccine purchase agreement with the European Commission and €61.1 million of remaining upfront fees from our collaboration agreement with Pfizer (Zoster)).
Set out below is the amount of revenue recognized for the periods indicated:

	Years ended December 31,

(in millions €)	2025	2024	2023
Amounts included in contract liabilities at the beginning of the year	335.7	272.7	3.5
7 Income and Expenses
7.1 General Expenses
Cost of Sales
Our cost of sales increased by €100.5 million, or 19%, from €541.3 million during the year ended December 31,
2024 to €641.8 million during the year ended December 31, 2025. This increase was mainly driven by higher
COVID-19 vaccine sales in our commercialization territory, which included the share of gross profit we owe our collaboration partner Pfizer, higher expenses from inventory scrapping and write-downs to net realizable value and impairments on property, plant and equipment from the analysis on CGU External Product Sales JPT of
€30.5 million. Expenses arising from inventory write-downs to net realizable value amounted to €162.8 million during the year ended December 31, 2025 compared to €125.8 million for year ended December 31, 2024
(€94.5 million for year ended December 31, 2023). In addition, our cost of sales during the fiscal year 2024 have been impacted by multiple positive extraordinary effects, including from inventory valuation effects.
Comparing the years ended December 31, 2024 and 2023, our cost of sales decreased by €58.5 million, or 10%, from €599.8 million to €541.3 million. This change is mainly due to recognizing lower cost of sales from our

Annual Report on Form 20-F for the year ended December 31, 2025 decreased COVID-19 vaccine sales, which included the share of gross profit we owe our collaboration partner
Pfizer based on our sales.
Research and Development Expenses
Our research and development expenses decreased by €149.3 million, or 7%, from €2,254.2 million during the year ended December 31, 2024 to €2,104.9 million during the year ended December 31, 2025. This development was mainly driven by cost savings resulting from active portfolio management and positive effects resulting from our cost share with our collaboration partner BMS, partly offset by the acceleration of late-stage trials for our immuno-oncology, or IO, and antibody-drug conjugate, or ADC, programs and by an impairment of
Trastuzumab Pamirtecan (BNT323/DB-1303) of €85.4 million (see Note 10).
Comparing the years ended December 31, 2024 and 2023, our research and development expenses increased by €471.1 million, or 26%, from €1,783.1 million to €2,254.2 million, mainly driven by advancing key pipeline candidates, such as our ADC and IO programs and from higher personnel expenses resulting from an increase in headcount.
Sales and Marketing Expenses
Our sales and marketing expenses increased by €42.1 million, or 62%, from €67.9 million during the year ended
December 31, 2024 to €110.0 million during the year ended December 31, 2025, mainly due to our ongoing commercial build-up.
Comparing the years ended December 31, 2024 and 2023, our sales and marketing expenses increased by €5.2 million, or 8%, from €62.7 million to €67.9 million, mainly due to increased expenses for setup and enhancement of commercial IT platforms and an increase in personnel expenses resulting from an increase in headcount.
General and Administrative Expenses
Our general and administrative expenses decreased by €16.7 million, or 3%, from €531.1 million during the year ended December 31, 2024 to €514.4 million during the year ended December 31, 2025. The decrease was primarily driven by a reduction in external services and our continued cost discipline.
Comparing the years ended December 31, 2024 and 2023, our general and administrative expenses increased by €36.1 million, or 7%, from €495.0 million to €531.1 million, mainly influenced by increased expenses for IT services as well as by an increase in personnel expenses resulting from an increase in headcount.

Annual Report on Form 20-F for the year ended December 31, 2025

7.2 Other Operating Result

	Years ended December 31,

(in millions €)	2025	2024	2023
Other operating income	184.6	140.6	105.0
Gain on derivative instruments at fair value through profit or loss	65.1	—	67.6
Government and similar grants	63.0	31.5	2.2
Bargain purchase	15.0	—	—
Foreign exchange differences, net	—	84.9	—
Other	41.5	24.2	35.2
Other operating expenses	(1,088.3)	(811.5)	(293.0)
Contractual disputes / settlements	(789.5)	(657.4)	—
Pipeline prioritization costs	(148.3)	—	—
External legal advice services	(73.8)	(113.7)	(29.4)
Loss on derivative instruments at fair value through profit or loss	—	(32.4)	—
Foreign exchange differences, net	(48.9)	—	(252.0)
Impairment losses and reversals of impairment losses on financial assets (operating result), net	(5.9)	—	(0.8)
Other	(21.9)	(8.0)	(10.8)
Total other operating result	(903.7)	(670.9)	(188.0)
Our total other operating result decreased by €232.8 million, or 35%, from a negative operating result of €670.9 million during the year ended December 31, 2024 to a negative operating result of €903.7 million during the year ended December 31, 2025. Our expenses in connection with our pipeline prioritization included impairments of
€71.6 million and employee-related costs of €57.0 million. The impairments comprise €57.8 million on property, plant and equipment (see Note 11) and €13.8 million on right-of-use assets (see Note 20), all located outside of
Europe. For more information regarding the nature of the government and similar grants, please see Note 19.
As for 2024 and 2023, our total other operating result decreased by €482.9 million, or 257%, from a negative operating result of €188.0 million during the year ended December 31, 2023 to a negative operating result of
€670.9 million during the year ended December 31, 2024. The change was mainly due to the settlement of contractual disputes and related expenses to such disputes and other litigations.

Annual Report on Form 20-F for the year ended December 31, 2025

7.3 Finance Result

	Years ended December 31,

(in millions €)	2025	2024	2023
Total finance income	423.9	664.0	519.6
Interest income from effective interest method	262.6	437.6	330.9
Other gains	161.3	210.9	188.7
Gains from financial assets or financial liabilities that are mandatorily measured at fair value through profit or loss	158.2	210.9	162.0
Other gains from financial assets subsequently measured at amortized cost	3.1	—	26.7
Foreign exchange differences, net	—	15.5	—
Total finance expenses	(69.8)	(27.4)	(23.9)
Foreign exchange differences, net	(48.4)	—	(15.9)
Interest expenses from effective interest method and other interest expenses	(14.2)	(16.9)	(7.5)
Other losses	(7.2)	(10.5)	(0.5)
Impairment losses on financial assets	(0.5)	(4.2)	—
Losses from financial assets or financial liabilities that are mandatorily measured at fair value through profit or loss	(5.2)	(6.0)	(0.5)
Fee expense from financial assets and financial liabilities that are not subsequently measured at fair value through profit or loss	(1.5)	(0.3)	—
Total finance result	354.1	636.6	495.7
Our finance result during the years ended December 31, 2025, 2024 and 2023 was mainly derived from returns, such as interest, resulting from our financial investments as well as fair value adjustments of our money market funds. Our total finance result decreased by €282.5 million, or 44%, from a positive finance result of €636.6 million during the year ended December 31, 2024 to a positive finance result of €354.1 million during the year ended December 31, 2025. This change was mainly due to lower interest income and negative impacts from foreign exchange differences, primarily derived from our security investments disclosed as cash equivalents and bank accounts held in foreign currency.
Our total finance result increased by €140.9 million, or 28%, from a positive finance result of €495.7 million during the December 31, 2023 to a positive finance result of €636.6 million during the year ended December 31,
2024. This change was mainly due to higher interest income and positive foreign exchange differences, primarily derived from our security investments disclosed as cash equivalents and bank cash accounts held in foreign currency.
7.4 Employee Benefits Expense

	Years ended December 31,

(in millions €)	2025	2024	2023
Wages and salaries	915.0	814.0	617.8
Social security costs	110.0	113.7	76.7
Pension costs	4.7	3.5	4.1
Total	1,029.7	931.2	698.6

Annual Report on Form 20-F for the year ended December 31, 2025

Wages and salaries include, among other things, expenses for share-based and severance payments. The increase between the year ended December 31, 2024 and 2025 primarily reflects the inclusion of the workforce from the acquisition of Biotheus in 2025 (see Note 5), increased base salaries and severance payments related to our ongoing transformation.
Comparing the years ended December 31, 2024 and 2023, the development is mainly due to changes in headcount between the respective years.
8 Income Tax
Income tax for the years ended December 31, 2025, 2024, and 2023, comprised current income taxes, other taxes and deferred taxes. We are subject to corporate taxes, the solidarity surcharge and trade taxes. Our corporate tax rate in the reporting year remained unchanged (15.0%) as did the solidarity surcharge (5.5%)
whereas the average trade tax rate changed resulting in a combined income tax rate of 31.41% in the year ended December 31, 2025 (during the years ended December 31, 2024 and 2023: 27.6% and 27.1%, respectively). Deferred taxes are calculated with an average tax rate considered the enacted corporate in come tax rate deduction in Germany. BioNTech USA Holding, LLC is subject to Federal Corporate Income Tax (21.0%)
as well as State Income Tax in various state jurisdictions (effective rate of 3.31%). The deferred tax rates calculations basis remained unchanged compared to the previous period.
The following table illustrates the current and deferred taxes for the periods indicated:

	Years ended December 31,

(in millions €)	2025	2024	2023
Current income taxes	11.4	(2.3)	243.1
Deferred taxes	73.9	(10.1)	12.7
Income taxes expenses / (income)	85.3	(12.4)	255.8
The following table reconciles the expected income taxes to the income tax expenses. The expected income taxes were calculated using the combined income tax rate of BioNTech SE applicable to the Group and mentioned above which was applied to profit before taxes to calculate the expected income taxes.

Annual Report on Form 20-F for the year ended December 31, 2025

	Years ended December 31,

(in millions €)	2025	2024	2023
Profit / (Loss) before tax	(1,050.8)	(677.7)	1,186.1
Expected tax credit	(330.0)	(186.8)	321.8
Effects
Deviation due to local tax basis	11.9	12.6	6.6
Deviation due to deviating income tax rate (Germany and foreign countries)	(17.1)	6.6	(0.1)
Change in valuation allowance	68.3	(16.4)	(14.3)
Effects from tax losses and tax credits	321.1	241.1	(66.5)
Change in deferred taxes due to tax rate change	2.7	9.1	(2.4)
Non-deductible expenses and other permanent differences	41.0	(49.1)	3.1
Non tax-effective income	(5.0)	(2.1)	(0.6)
Non tax-effective share-based payment expenses	(0.6)	(37.2)	7.7
Tax-effective equity transaction costs	(0.6)	—	—
Adjustment prior year taxes	(9.8)	—	5.5
Non-tax effective bargain purchase	—	—	—
Other effects	3.4	9.8	(5.0)
Income taxes	85.3	(12.4)	255.8
Effective tax rate	(8.1%)	1.8%	21.6%
Deferred Taxes
Deferred taxes for the periods indicated relate to the following:

Annual Report on Form 20-F for the year ended December 31, 2025

Year ended December 31, 2025
(in millions €)	January 1, 2025	Recognized in P&L	Recognized in OCI	Recognized through business combinations	Recognized directly in equity	December 31, 2025
Fixed assets	3.1	57.5	—	(54.4)	—	6.2
Right-of-use assets	(64.9)	4.8	—	—	—	(60.1)
Inventories	81.9	(27.0)	—	—	—	54.9
Trade and other receivables	(502.1)	489.2	—	—	—	(12.9)
Lease liabilities	70.5	(8.7)	—	—	—	61.8
Contract liabilities	(90.3)	(110.6)	—	—	—	(200.9)
Interest-bearing loans and borrowings	25.2	(6.2)	—	—	—	19.0
Net employee defined benefit liabilities	0.7	0.1	(0.2)	—	—	0.6
Share-based payments	77.4	(16.0)	—	—	(33.3)	28.1
Other provisions	14.2	10.7	—	—	—	24.9
Other (incl. deferred expenses)	368.2	(415.2)	—	(2.1)	—	(49.1)
Tax losses / tax credits	387.8	234.3	—	50.1	(6.5)	665.7
Deferred tax assets net (before valuation adjustment)	371.7	212.9	(0.2)	(6.4)	(39.8)	538.2
Valuation adjustment	(332.4)	(286.8)	—	(11.5)	21.7	(609.0)
Deferred tax assets / (liabilities), net (after valuation adjustment)	39.3	(73.9)	(0.2)	(17.9)	(18.1)	(70.8)
Thereof deferred tax assets	81.7	(124.3)	—	74.2	(18.1)	13.5
Thereof deferred tax liability	(42.4)	50.4	(0.2)	(92.1)	—	(84.3)

Year ended December 31, 2024
(in millions €)	January 1, 2024	Recognized in P&L	Recognized in OCI	Recognized through business combinations	Recognized directly in equity	December 31, 2024
Fixed assets	(8.4)	11.5	—	—	—	3.1
Right-of-use assets	(56.6)	(8.3)	—	—	—	(64.9)
Inventories	113.6	(31.7)	—	—	—	81.9
Trade and other receivables	(90.0)	(412.1)	—	—	—	(502.1)
Lease liabilities	57.2	13.3	—	—	—	70.5
Loans and borrowings	4.8	20.4	—	—	—	25.2
Contract liabilities	(43.0)	(47.3)	—	—	—	(90.3)
Net employee defined benefit liabilities	0.6	0.1	—	—	—	0.7
Other provisions	9.8	4.4	—	—	(85.0)	14.2
Share-based payments	142.1	20.3	—	—	—	77.4
Other (incl. deferred expenses)	(44.9)	413.1	—	—	—	368.2
Tax losses / tax credits	94.4	230.2	63.2	—	—	387.8
Deferred tax assets net (before valuation adjustment)	179.6	213.9	63.2	—	(85.0)	371.7
Valuation adjustment	(138.0)	(133.9)	(60.5)	—	—	(332.4)
Deferred tax assets / (liabilities), net (after valuation adjustment)	41.6	80.0	2.7	—	(85.0)	39.3
Thereof deferred tax assets	81.3	82.7	2.7	—	(85.0)	81.7
Thereof deferred tax liability	(39.7)	(2.7)	—	—	—	(42.4)

Annual Report on Form 20-F for the year ended December 31, 2025

As of December 31, 2025, our accumulated tax losses comprised tax losses of German entities that were incurred within and prior to the establishment of a tax group with BioNTech SE or by entities that are not within the tax group or U.S. tax group. Our accumulated tax losses for the periods indicated amounted to the following:

	Years ended December 31,

(in millions €)	2025	2024	2023
Corporate tax	2,604.0	1,236.7	260.7
Trade tax	2,077.1	989.6	140.1

	Years ended December 31,

(in millions €)	2025	2024	2023
Federal tax credits	27.3	25.4	21.3
State tax credits	8.9	7.1	8.7
Up until the year ended December 31, 2025, deferred tax assets on tax losses were only partially recognized, as there was not sufficient probability in terms of IAS 12 that future taxable profits will be available against which all the unused tax losses could be utilized.
The amount of deductible temporary differences, unused tax losses, and unused tax credits for which no deferred tax asset is recognized in the statement of financial position as of December 31, 2025, is €4,220.6 million (December 31, 2024: €2,028.8 million). Therefore, as of December 31, 2025, we have not recognized deferred tax assets for unused tax losses and temporary differences in an amount of €609.0 million
(December 31, 2024: €332.4 million, December 31, 2023: €138.0 million).
As of December 31, 2025, all previously recognized deferred tax assets for unused U.S. federal and state tax losses,  tax credits, and deductible temporary differences were derecognized, resulting in deferred tax expense of €68.4 million, as there is not sufficient probability in terms of IAS 12 that future taxable income will be available against which these unused deferred tax assets can be utilized. The material unrecognized U.S. federal and state tax losses and tax credits will begin to expire in 2036.
We do not recognize deferred tax liabilities for taxable temporary differences associated with investments in subsidiaries, in cases where we are able to control the timing of the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future. The aggregate amount of temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized, is €34.3 million (December 31, 2024: €14.5 million).
The global minimum taxation for large multinational groups (known as The Pillar Two regulations) based on Base
Erosion and Profit Shifting (BEPS) project by the Organization for Economic Co-operation and Development
(OECD) were transposed into German law at the end of 2023 (MinStG) and came into force on January 1, 2024.
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

Annual Report on Form 20-F for the year ended December 31, 2025

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
The following table reflects the income and share data used in the basic and diluted EPS calculations:

	Years ended December 31,

(in millions €, except per share data)	2025	2024	2023
Profit attributable to ordinary equity holders of the parent for basic earnings	(1,136.1)	(665.3)	930.3
Weighted average number of ordinary shares outstanding for basic EPS	241.7	240.4	240.6
Effects of dilution from share options	—	—	2.1
Weighted average number of ordinary shares outstanding adjusted for the effect of dilution	241.7	240.4	242.7
Earnings / (Loss) per share
Basic earnings / (loss) per share	(4.70)	(2.77)	3.87
Diluted earnings / (loss) per share	(4.70)	(2.77)	3.83
10 Other Intangible Assets and Goodwill
Goodwill

(in millions €)	Goodwill
Acquisition costs
As of January 1, 2024	362.5
Currency differences	18.1
As of December 31, 2024	380.6
Additions from business combinations	10.6
Currency differences	(22.8)
As of December 31, 2025	368.4

Annual Report on Form 20-F for the year ended December 31, 2025

(in millions €)	Goodwill
Cumulative impairment charges
As of January 1, 2024	—
Impairment	—
As of December 31, 2024	—
Impairment	0.5
As of December 31, 2025	0.5

(in millions €)	Goodwill
Carrying amount
As of December 31, 2024	380.6
As of December 31, 2025	367.9
Intangible Assets with Indefinite Useful Life

	CGU Immunotherapies		CGU External Product Sales of JPT		CGU External Business of InstaDeep		Total

(in millions €)	As of December 31, 2025	As of December 31, 2024	As of December 31, 2025	As of December 31, 2024	As of December 31, 2025	As of December 31, 2024	As of December 31, 2025	As of December 31, 2024
Goodwill	358.3	369.8	—	0.5	9.6	10.3	367.9	380.6
Intangible assets with indefinite useful life	474.3	486.5	—	—	—	—	474.3	486.5
Total	832.6	856.3	—	0.5	9.6	10.3	842.2	867.1
For the year ended December 31, 2025, our goodwill relates almost entirely to CGU Immunotherapies. CGU
Immunotherapies focuses on the development of therapies in the field of oncology and infectious diseases and comprises our broad pipeline that includes mRNA-based immune activators, antigen-targeting T cells and antibodies and defined immunomodulators of various immune cell mechanisms.
We performed our annual goodwill impairment test in October 2025.
The recoverable amount of CGU Immunotherapies has been determined based on a fair value less cost of disposal, or FVLCD, which we derived based on our market capitalization as an observable input parameter.
The recoverable amounts of the CGU External Business of InstaDeep has been determined based on FVLCD using a multiple valuation.
The recoverable amount of the CGU External Product Sales of JPT has been determined based on its value in use. In assessing value in use, the estimated future cash flows, which are derived based on a bottom-up business plan provided by the management of the entity, are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the assets. A long-term growth rate of 1.5% is applied to project future cash flows after the last year of the detailed planning period.

Annual Report on Form 20-F for the year ended December 31, 2025

As a result of the analysis in October 2025, we identified an impairment of the goodwill and property, plant and equipment (see Note 11) related to the CGU External Product Sales of JPT.
Even if our market capitalization had been approximately 10% lower, FVLCD would have still been above the respective carrying amount of the CGU Immunotherapies.
Intangible assets with indefinite useful life decreased from €486.5 million as of December 31, 2024 to €474.3 million  as of December 31, 2025 and mainly comprised acquired intangible assets not yet available for use, or in-process R&D, of €473.3 million (as of December 31, 2024: €485.5 million). The additions from the business acquisition of Biotheus (see Note 5) in the amount of €167.7 million and the acquisition of exclusive rights to the development, manufacturing and commercialization of BNT327/PM8002 in the amount to €565.1 million were exceeded by a reclass of BNT327/PM8002 from indefinite to finite useful life in the total amount including cumulated additions and China rights of €644.8 million (during the year ended December 31, 2024: nil) and impairment losses recognized in the amount of €85.4 million (see below, during the year ended December 31,
2024: €55.1 million). This impairment was identified based on a triggering event in connection with the asset related to the product candidate BNT323/DB-1303 during the three months ended September 30, 2025, due to revision of our commercial forecast assumptions. The impairment test performed revealed an impairment loss based on the value in use. The impairment equals the carrying amount of €85.4 million and is recorded under research and development expenses in the consolidated statements of profit or loss. Since such assets are not amortized, they are reviewed for impairments at least annually. The annual impairment test was performed on an individual basis of the assets during the three months ended December 31, 2025. The recoverable amounts were determined based on the value in use. The results did not give rise to any further impairment loss.
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

Annual Report on Form 20-F for the year ended December 31, 2025

Other Intangible Assets

(in millions €)	In-process R&D	Intellectual property rights, licenses, software and similar rights	Work in progress and advance payments	Total
Acquisition costs
As of January 1, 2024	443.5	455.1	22.4	921.0
Additions	97.1	6.2	11.9	115.2
Disposals	—	(2.9)	—	(2.9)
Reclassifications	—	11.6	(11.6)	—
Currency differences	—	11.1	—	11.1
As of December 31, 2024	540.6	481.1	22.7	1,044.4
Additions	565.1	6.6	2.1	573.8
Disposals	—	(0.1)	—	(0.1)
Reclassifications	(644.8)	648.8	(4.0)	—
Currency differences	(14.8)	(6.8)	(0.2)	(21.8)
Additions from business combinations	167.7	245.4	—	413.1
As of December 31, 2025	613.8	1,375.0	20.6	2,009.4

(in millions €)	In-process R&D	Intellectual property rights, licenses, software and similar rights	Work in progress and advance payments	Total
Cumulative amortization and impairment charges
As of January 1, 2024	—	116.9	—	116.9
Amortization	—	54.8	—	54.8
Impairment	55.1	28.2	—	83.3
Disposals	—	(2.8)	—	(2.8)
Currency differences	—	1.8	—	1.8
As of December 31, 2024	55.1	198.9	—	254.0
Amortization	—	67.1	—	67.1
Impairment	85.4	3.1	—	88.5
Disposals	—	—	—	—
Currency differences	—	(6.2)	—	(6.2)
As of December 31, 2025	140.5	262.9	—	403.4

(in millions €)	In-process R&D	Intellectual property rights, licenses, software and similar rights	Work in progress and advance payments	Total
Carrying amount
As of December 31, 2024	485.5	282.2	22.7	790.4
As of December 31, 2025	473.3	1,112.1	20.6	1,606.0

Annual Report on Form 20-F for the year ended December 31, 2025

The intangible assets resulting from licensing and collaboration agreements are combined into one class of assets, in-process R&D, due to their similar nature and use in our operations are attributed to the CGU
Immunotherapies.
The amortization of the concessions, licenses and similar rights during the year ended December 31, 2025, has been mainly recorded under cost of sales and R&D expenses in the consolidated statements of profit or loss.
The intangible asset in relation to the product candidate pumitamig (BNT327/ BMS986545) was classified as an individual intangible asset that is material to our financial statements. It has been transferred from intangible assets with indefinite useful life to the intangible assets with finite useful life in connection with the execution of the Global Co-Development and Co-Commercialization Agreement with BMS. The carrying amount was
€628.3 million and the remaining useful life was 15 years as of December 31, 2025.
During the year ended December 31, 2025, impairment losses in the amount of €3.1 million under research and development expenses were recognized with respect to the intangible assets with definite useful life due to a reassessment of the current use (during the year ended December 31, 2024: €28.2 million).
The increase in other intangible assets by €815.6 million from December 31, 2024, to December 31, 2025, was mainly related to intangible assets acquired in connection with the settlement of our pre-existing relationship for the product candidate pumitamig (BNT327/ BMS986545) of €565.1 million and the business combinations totaling €413.1 million (see Note 5). This was partially offset by impairment losses of €88.5 million in total (during the year ended December 31, 2024: €83.3 million).
11 Property, Plant and Equipment

(in millions €)	Land and buildings	Equipment, tools and installations	Construction in progress and advance payments	Total
Acquisition and production costs
As of January 1, 2024	235.4	344.1	389.5	969.0
Additions	46.2	49.3	192.4	287.9
Disposals	(0.3)	(4.7)	—	(5.0)
Reclassifications	86.6	36.3	(122.9)	—
Currency differences	1.5	2.7	1.6	5.8
As of December 31, 2024	369.4	427.7	460.6	1,257.7
Additions	32.4	25.5	131.3	189.2
Disposals	(0.1)	(9.5)	(0.6)	(10.2)
Reclassifications	143.4	38.5	(181.9)	—
Currency differences	(8.7)	(8.3)	(15.9)	(32.9)
Additions from business combinations	50.0	17.6	85.0	152.6
As of December 31, 2025	586.4	491.5	478.5	1,556.4

Annual Report on Form 20-F for the year ended December 31, 2025

(in millions €)	Land and buildings	Equipment, tools and installations	Construction in progress and advance payments	Total
Cumulative depreciation and impairment charges
As of January 1, 2024	36.2	175.6	—	211.8
Depreciation	12.3	38.3	4.3	54.9
Impairment	26.0	32.1	—	58.1
Disposals	(0.1)	(4.0)	—	(4.1)
Currency differences	0.4	1.0	0.3	1.7
As of December 31, 2024	74.8	243.0	4.6	322.4
Depreciation	23.8	50.3	—	74.1
Impairment	79.2	12.2	3.1	94.5
Disposals	—	(8.3)	—	(8.3)
Reversal of Impairment	—	(0.5)	—	(0.5)
Currency differences	(2.4)	(3.7)	(0.6)	(6.7)
As of December 31, 2025	175.4	293.0	7.1	475.5

(in millions €)	Land and buildings	Equipment, tools and installations	Construction in progress and advance payments	Total
Carrying amount
As of December 31, 2024	294.6	184.7	456.0	935.3
As of December 31, 2025	411.0	198.5	471.4	1,080.9
The additions from business combinations related to the acquisition of CureVac and Biotheus (see Note 5).
During the year ended December 31, 2025, impairment losses amounting €94.5 million were recognized (as of
December 31, 2024: €58.1 million) based on the value in use. These were mainly related to impairment effects on property, plant and equipment from pipeline prioritization outside of Europe equaling the carrying amount
(€57.8 million, recognized as other operating expenses) and to effects on property, plant and equipment from the analysis on CGU External Product Sales JPT (€30.5 million, recognized in cost of sales). The respective recoverable amount of this CGU of €28.3 million as of the year ended December 31, 2025 was based on value in use and was determined at the level of the CGU.
Non-Current Assets by Region
As of December 31, 2025, non-current assets comprised €129.8 million in other intangible assets, goodwill, property, plant and equipment, right-of-use assets and other assets of our subsidiaries incorporated in the United
States (as of December 31, 2024: €177.6 million), €464.2 million in the United Kingdom (as of December 31,
2024: €529.6 million) as well as €168.8 million in China (as of December 31, 2024: €0.6 million), respectively.
The remaining non-current assets of €2,511.5 million (as of December 31, 2024: €1,682.7 million) mainly relate to entities incorporated in Germany.

Annual Report on Form 20-F for the year ended December 31, 2025

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
Since December 2021, we have had an investment and asset management policy in place that contains policies and processes for managing cash and cash equivalents and security investments. Under this policy, our investment portfolio is to be maintained in a manner that minimizes risks to the invested capital. These risks include mainly credit risk and concentration risk. The portfolio must provide liquidity in a timely manner to accommodate operational and capital needs. The portfolio is managed by the Treasury department.
We are not subject to externally imposed capital requirements. Our capital management objectives were achieved in the years ended December 31, 2025 and 2024.
12.2 Categories of Financial Instruments
Financial Assets and Liabilities at Amortized Cost and at Fair Value through OCI and Profit or Loss
Set out below is an overview of financial assets, liabilities at amortized cost and at fair value through OCI and profit or loss, as of the dates indicated. The table indicates whether financial assets and liabilities fulfill the definition of security investments. Security Investments are debt instruments under our asset management policy that generate a return individually and independently of our core operating activities.

Annual Report on Form 20-F for the year ended December 31, 2025

December 31, 2025

			Carrying amount			Fair value
(in millions €)	Security Investment	IFRS 9 Category(1)	Current	Non- current	Total	Level 1	Level 2	Level 3	Total
Financial assets
Foreign exchange forward contracts	No	FVTPL	6.3	—	6.3	—	6.3	—	6.3
Other funds	Yes	FVTPL	199.9	—	199.9	—	199.9	—	199.9
Deposits	Yes	AC	3,358.5	100.0	3,458.5	—	—	—	3,458.5
Commercial Paper	Yes	AC	570.2	—	570.2	—	—	—	570.2
Bonds	Yes	AC	2,135.7	2,301.7	4,437.4	—	—	—	4,437.4
Repos	Yes	AC	894.2	—	894.2	—	—	—	894.2
Non-listed equity investments	No	FVTOCI	—	0.6	0.6	—	—	0.6	0.6
Listed equity investments	No	FVTOCI	—	82.2	82.2	82.2	—	—	82.2
Trade and other receivables	No	AC	924.2	—	924.2	—	—	—	924.2
Reimbursement asset	No	AC	36.2	—	36.2	—	—	—	36.2
Other financial assets	No	AC	0.8	23.1	23.9	—	—	—	23.9
Other financial assets	No	FVTPL	—	46.6	46.6	—	—	46.6	46.6
Subtotal			8,126.0	2,554.2	10,680.2	82.2	206.2	47.2	10,680.2
Cash and cash equivalents
Cash at banks and on hand	Yes	AC	827.2	—	827.2	—	—	—	827.2
Money market funds	Yes	FVTPL	5,063.3	—	5,063.3	5,063.3	—	—	5,063.3
Deposits, Commercial Paper, Repos (< 90 days)	Yes	AC	1,784.9	—	1,784.9	—	—	—	1,784.9
Subtotal			7,675.4	—	7,675.4	5,063.3	—	—	7,675.4
Financial liabilities
Foreign exchange forward contracts	No	FVTPL	0.4	—	0.4	—	0.4	—	0.4
Contingent consideration	No	FVTPL	43.4	77.2	120.6	—	—	120.6	120.6
Loans and borrowings	No	AC	7.2	29.9	37.1	—	—	—	37.1
Trade payables and other payables	No	AC	534.9	—	534.9	—	—	—	534.9
Other financial liabilities	No	AC	307.9	17.7	325.6	—	—	—	325.6
Lease liabilities	No	n/a	45.0	185.3	230.3	—	—	—	230.3
Subtotal			938.8	310.1	1,248.9	—	0.4	120.6	1,248.9
(1)Fair values for financial assets and liabilities at amortized costs are not disclosed as the book values represent a reasonable approximation.

Annual Report on Form 20-F for the year ended December 31, 2025

December 31, 2024

			Carrying amount			Fair value
(in millions €)	Security Investment	IFRS 9 Category(1)	Current	Non- current	Total	Level 1	Level 2	Level 3	Total
Financial assets
Foreign exchange forward contracts	No	FVTPL	11.9	—	11.9	—	11.9	—	11.9
Deposits	Yes	AC	1,643.0	—	1,643.0	—	—	—	1,643.0
Commercial Paper	Yes	AC	918.3	—	918.3	—	—	—	918.3
Bonds	Yes	AC	3,521.1	1,061.1	4,582.2	—	—	—	4,582.2
Repos	Yes	AC	453.8	—	453.8	—	—	—	453.8
Non-listed equity investments	No	FVTOCI	—	1.5	1.5	—	—	1.5	1.5
Listed equity investments	No	FVTOCI	—	92.7	92.7	92.7	—	—	92.7
Trade and other receivables	No	AC	1,463.9	—	1,463.9	—	—	—	1,463.9
Reimbursement asset	No	AC	473.6	40.9	514.5	—	—	—	514.5
Other financial assets	No	AC	—	18.2	18.2	—	—	—	18.2
Other financial assets	No	FVTPL	—	39.6	39.6	—	—	39.6	39.6
Subtotal			8,485.6	1,254.0	9,739.6	92.7	11.9	41.1	9,739.6
Cash and cash equivalents
Cash at banks and on hand	Yes	AC	450.0	—	450.0	—	—	—	450.0
Money market funds	Yes	FVTPL	6,947.5	—	6,947.5	6,947.5	—	—	6,947.5
Deposits, Commercial Paper, Repos (< 90 days)	Yes	AC	2,364.4	—	2,364.4	—	—	—	2,364.4
Subtotal			9,761.9	—	9,761.9	6,947.5	—	—	9,761.9
Financial liabilities
Foreign exchange forward contracts	No	FVTPL	16.3	—	16.3	—	16.3	—	16.3
Contingent consideration	No	FVTPL	0.9	46.9	47.8	—	—	47.8	47.8
Trade payables and other payables	No	AC	426.7	—	426.7	—	—	—	426.7
Other financial liabilities	No	AC	1,426.2	—	1,426.2	—	—	—	1,426.2
Lease liabilities	No	n/a	39.5	214.7	254.2	—	—	—	254.2
Subtotal			1,909.6	261.6	2,171.2	—	16.3	47.8	2,171.2
(1)Fair values for financial assets and liabilities at amortized costs are not disclosed as the book values represent a reasonable approximation.
Trade and other receivables
Trade and other receivables significantly decreased compared to the previous year and predominantly comprise trade receivables from our COVID-19 collaboration with Pfizer as well as our direct product sales to customers in our territory. The contractual settlement of the gross profit share has a temporal offset of more than one calendar quarter. As Pfizer’s financial quarter for subsidiaries outside the United States differs from ours, it creates an additional time lag between the recognition of revenues and the payment receipt. Consequently, as of
December 31, 2025, our trade receivables included, in addition to the profit share for the fourth quarter of 2025, trade receivables which related to the gross profit share for the third quarter of 2025.

Annual Report on Form 20-F for the year ended December 31, 2025

Reimbursement asset
During the year ended December 31, 2025, the reimbursement asset decreased compared to the year ended
December 31, 2024, which is essentially related to payments.
Other financial assets
During the year ended December 31, 2025, mainly non-current deposits in the amount of €113.9 million have been pledged. The Group has an obligation to transfer the deposit to the counterparties if loans and borrowings are not repaid. There are no other significant terms and conditions associated with the use of collateral.
Other financial liabilities
During the year ended December 31, 2025, the other financial liabilities decreased compared to the year ended
December 31, 2024 which is essentially related to payments for settlements of contractual disputes.
Equity investments designated at Fair Value through OCI

(in millions €)	Fair value as of December 31, 2025	Fair value as of December 31, 2024
Investment in Autolus Therapeutics plc	56.5	75.4
Investment in Ryvu Therapeutics S.A.	12.3	17.3
Investment in Dualtiy Biologics Co. Ltd.	13.4	—
Other investments	0.6	1.5
Total	82.8	94.2
In April 2025, we invested €4.5 million in DualityBio.
Financial investments in equity investments measured at fair value through other comprehensive income comprise the following effects:

	Years ended December 31,

(in millions €)	2025	2024	2023
Net gain / (loss) on equity instruments designated at fair value through other comprehensive income	(15.9)	(146.6)	3.7
Total	(15.9)	(146.6)	3.7
During the year ended December 31, 2025, the non-listed and listed equity investments decreased by €11.4 million compared to year-end 2024 mainly due to subsequent fair value changes amounting to €15.9 million during the year ended December 31, 2025 which were partly offset by the investment in DualityBio.

Annual Report on Form 20-F for the year ended December 31, 2025

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
the respective deposit interest rates and spot
rates.
n/a
Non-listed equity investments	Quantitative and qualitative factors such as actual and forecasted results, cash position and financing round valuations.	–Actual and forecasted results –Net Asset Value –Cash position –Nature and pricing indication of latest financing round
Listed equity investments	Stock prices of the listed companies and applicable exchange rates, if the listing is in a foreign currency.	n/a
Money market funds	Quoted prices on an active market.	n/a
Other funds	Quoted prices for OTC transactions	n/a
Contingent consideration	Present value of expected future payments and reflecting changes in expected achievement of underlying performance parameters and compounding effects.	–Expected future payments –Applied cost of capital
Royalty assets	Present value of expected future cash flows.	–Expected future cash flows –Applied cost of capital
12.3 Recurring Fair Values (Level 3)
The following table shows the recurring fair value measurement of the royalty assets included in other financial assets as well as contingent considerations and the effect of the measurements on our consolidated statements of profit or loss for the current period.

	Financial assets	Financial liabilities
(in millions €)	Other financial assets	Contingent consideration
As of January 1, 2024	—	(38.8)
Additions	43.4	—
Net effect on profit or loss – Finance income / (expense)
Net change in fair value	(3.8)	(9.0)
As of December 31, 2024	39.6	(47.8)

As of January 1, 2025	39.6	(47.8)
Additions	—	(79.6)
Net effect on profit or loss - Other operating income / (expense)
Net change in fair value	—	11.7
Net effect on profit or loss – Finance income / (expense)
Net change in fair value	7.0	(4.9)
As of December 31, 2025	46.6	(120.6)

Annual Report on Form 20-F for the year ended December 31, 2025

The sensitivity of the fair values of royalty assets included in other financial assets to the significant, unobservable, variable input factors, with all other factors remaining constant, is shown in the following table:
Royalty assets

Input factor	Change in assumptions	Change in fair value with increasing input factor (in millions €)	Change in fair value with decreasing input factor (in millions €)
Cash flow projections	10%	5.5	(5.5)
Discount rate	1%	(4.2)	4.7
The sensitivity of the fair values of contingent considerations in fair value level 3 to the significant, unobservable, variable input factors, with all other factors remaining constant, is shown in the following table:
Contingent consideration

Input factor	Change in assumptions	Change in fair value with increasing input factor (in millions €)	Change in fair value with decreasing input factor (in millions €)
Cash flow projections	10%	8.2	(8.2)
Discount rate	1%	(3.5)	3.9
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
12.5 Market Risks
Market risks address the risks that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risks comprise three types of risk: interest risks, foreign currency risks and other price risks. Financial instruments affected by market risks include financial assets such as security investments, trade and other receivables, cash and cash equivalents as well as financial liabilities such as trade payables and other financial liabilities. The interest rate environment has changed. We still do not consider interest risks as well as other price risks as material risks to us.

Annual Report on Form 20-F for the year ended December 31, 2025

There were no material changes in the way the risks were managed and valued during the years ended
December 31, 2025 and 2024.
Foreign Currency Risks
Foreign currency risks address the risks that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. We are subject to currency risks as the majority of our income and expenditures are denominated in Euro and the U.S. dollar. As such, we are mainly exposed to exchange rate fluctuations between these currencies. Cash inflows denominated in U.S. dollar mainly result from generating proceeds under our collaboration agreements. Our revenues from contracts with customers are primarily from the sale of COVID-19 vaccines as well as from out-licensing of pumitamig (BNT327 / BMS986545)
to BMS and represents payments we receive mainly in U.S. dollar.. Cash outflows dominated in U.S. dollar mainly result from amounts spent on research and development activities, license obligations and settlement payments as well as expanding our global footprint further. With the aim of preserving capital, surplus liquidity is mainly invested in domestic currency investments as exchange rate fluctuations can reduce the value of our financial positions. We limit the effects of the identified risks by means of a coordinated and consistently implemented risk strategy. Besides applying natural hedging relationships where possible, foreign exchange forward contracts are concluded, as a matter of principle, as instruments to mitigate foreign currency exchange risk associated with foreign currency-denominated payments. However, the foreign exchange forward contracts which we entered into were not designated as hedging instruments under IFRS.
The carrying amount of the monetary assets and liabilities denominated in U.S. dollar at the dates indicated are as follows:

(in millions €)	December 31, 2025	December 31, 2024
Cash and cash equivalents in U.S. dollar	541.2	617.6
Monetary assets in U.S. dollar	904.3	1,484.7
Monetary liabilities and provisions in U.S. dollar	719.5	1,858.1
Total	726.0	244.2
The following tables demonstrate the sensitivity to a reasonable, possible change in U.S. dollar exchange rates or U.S. dollar forward rates, with all other variables held constant. The impact on our profit before tax is due to changes in the fair value of monetary assets and liabilities. The exposure to foreign currency changes for all other currencies is not material.

	1 € =	Closing rate		Average rate
Currency	Country	2025	2024	2025	2024
U.S. dollar	United States	1.1750	1.0389	1.1300	1.0824

(in millions €)	Change in U.S. dollar rate	Effect on profit / (loss) before tax	Effect on pre-tax equity

2025	+5%	(34.6)	(34.6)
	-5%	38.2	38.2
2024	+5%	(11.6)	(11.6)
	-5%	12.9	12.9

Annual Report on Form 20-F for the year ended December 31, 2025

12.6 Credit Risk Management
Credit risks address the risks that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. We are exposed to credit risks from our operating activities, including security investments, bank deposits, reverse repos, foreign exchange transactions, trade and other receivables and cash at banks. The maximum exposure to credit risk for the components of the consolidated statements of financial position as of December 31, 2025, and December 31, 2024, are the carrying amounts as illustrated in Note 12.1 and Note 12.2.
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
As of December 31, 2025, outstanding trade and other receivables were mainly due from our collaboration partner Pfizer. Besides well-established pharmaceutical companies and governmental institutions, our other customers – to a smaller extent – are medical universities, other public institutions and peers in the biopharma industry. The balances with those customers are not material. Due to this customer portfolio, the credit risk on trade and other receivables is generally very low. We have not incurred material bad debt expense and do not expect that this will change with respect to the trade and other receivables outstanding as of December 31,
2025.
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

Annual Report on Form 20-F for the year ended December 31, 2025

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

Year ended December 31, 2025

(in millions €)	Less than 1 year	1 to 5 years	More than 5 years	Total
Loans and borrowings	7.2	24.5	5.4	37.1
Trade and other payables	534.9	—	—	534.9
Lease liabilities	53.1	144.0	64.0	261.1
Contingent consideration	51.3	47.0	50.0	148.3
Foreign exchange forward contracts	0.4	—	—	0.4
Other financial liabilities	307.9	19.6	—	327.5
Total	954.8	235.1	119.4	1,309.3

Year ended December 31, 2024

(in millions €)	Less than 1 year	1 to 5 years	More than 5 years	Total
Trade and other payables	426.7	—	—	426.7
Lease liabilities	48.1	152.7	90.3	291.1
Contingent consideration	—	62.5	0.1	62.6
Foreign exchange forward contracts	16.3	—	—	16.3
Other financial liabilities	1,426.2	—	—	1,426.2
Total	1,917.3	215.2	90.4	2,222.9

Annual Report on Form 20-F for the year ended December 31, 2025

12.8 Changes in Liabilities Arising from Financing Activities

Year ended December 31, 2025

(in millions €)	January 1, 2025	Cash flows	New leases and disposals	Reclassifi- cation	Additions from business combinations	Currency effects	Other	December 31, 2025
Current obligations under lease contracts	39.5	(38.9)	2.5	39.2	5.3	(1.7)	(0.9)	45.0
Non-current obligations under lease contracts	214.7	(0.7)	6.2	(39.2)	30.3	(10.2)	(15.8)	185.3
Current loans and borrowings	—	(12.2)	—	1.3	19.5	(1.4)	—	7.2
Non-current loans and borrowings	—	0.9	—	(1.3)	33.1	(2.7)	(0.1)	29.9
Total	254.2	(50.9)	8.7	—	88.2	(16.0)	(16.8)	267.4

Year ended December 31, 2024

(in millions €)	January 1, 2024	Cash flows	New leases and disposals	Reclassifi- cation	Other	December 31, 2024
Current obligations under lease contracts	28.1	(43.6)	19.4	35.6	—	39.5
Non-current obligations under lease contracts	188.6	—	56.0	(35.6)	5.7	214.7
Loans and borrowings	2.3	(2.3)	—	—	—	—
Total	219.0	(45.9)	75.4	—	5.7	254.2
13 Inventories

(in millions €)	December 31, 2025	December 31, 2024
Raw materials and supplies	98.1	268.1
Unfinished goods	6.7	7.3
Finished goods	5.9	7.9
Total	110.7	283.3
Our expenses from inventory write-downs to net realizable value and scrapings due to inventories expected to be unsellable, not fulfilling the specification defined by our quality standards and shelf-life expiry resulted in
€162.8 million during the year ended December 31, 2025, compared to €125.8 million in the previous period.
The inventories valued at net realizable value in our consolidated statements of financial position as of
December 31, 2025, take contractual compensation payments into consideration. We have not pledged any inventories as securities for liabilities. During the years ended December 31, 2025 and 2024, inventories in the amount of €189.3 million and €129.5 million, respectively, were recognized as cost of sales.

Annual Report on Form 20-F for the year ended December 31, 2025

14 Other Non-Financial Assets

(in millions €)	December 31, 2025	December 31, 2024
Deferred expenses	117.8	194.5
Other	63.3	44.5
Total	181.1	239.0
Total current	173.8	212.7
Total non-current	7.3	26.3
Deferred expenses mainly comprise prepayments for future expenses of €8.2 million (€83.1 million as of
December 31, 2024) for the settlement fee of the European Commission to our collaboration partner and prepayments for our collaborations with Ryvu Therapeutics S.A., Krakow, Poland, €5.5 million (€8.5 million as of
December 31, 2024) and MediLink Therapeutics Co., Ltd, Suzhou, China, €8.4 million (€17.7 million as of
December 31, 2024). The remaining deferred expenses mainly comprise insurance obligations, licenses and service contracts. The remaining other non-financial assets mainly comprise receivables from grants of €25.9 million and VAT receivables of €20.1 million.
15 Issued Capital and Reserves
As of December 31, 2025, the number of shares outstanding with a notional amount attributable to each share of
€1 was 251,325,340. During the year ended December 31, 2025 we issued 10,475,287 shares for the acquisition of CureVac (see Note 5). The amount of shares outstanding as of December 31, 2025 excludes
7,702,147 shares held in treasury. As of December 31, 2024, the number of shares outstanding was
239,970,804, excluding 8,581,396 shares held in treasury.

Annual Report on Form 20-F for the year ended December 31, 2025

16 Share-Based Payments
During the years ended December 31, 2025, 2024, and 2023, our share-based payment arrangements led to the following expenses:

		Years ended December 31,

(in millions €)	Note	2025	2024	2023
Expense arising from equity-settled share-based payment arrangements		89.0	74.9	44.1
BioNTech 2020 and 2024 Restricted Stock Unit Plans for Non-North American Employees	16.1.1	72.3	58.3	36.3
InstaDeep Employee Incentive Plan(1)	16.1.1	4.9	11.4	3.4
Employee Stock Ownership Plan	16.1.1	—	—	—
Management Board Grant	16.1.2	0.9	5.2	3.2
Chief Executive Officer Grant		—	—	1.2
Biotheus Founder SBP Program	16.1.3	10.9	—	—
Expense / (Income) arising from cash-settled share- based payment arrangements		17.3	26.0	7.3
BioNTech 2020 and 2024 Restricted Stock Unit Plans for North American Employees(2)	16.2.1	22.7	23.3	10.6
Employee Stock Ownership Plan	16.2.1	(1.2)	0.1	(0.9)
Management Board Grant	16.2.2	(4.2)	2.6	(2.4)
Total		106.3	100.9	51.4
Cost of sales		7.3	9.0	6.5
Research and development expenses		75.1	63.5	33.4
Sales and marketing expenses		3.6	2.5	1.0
General and administrative expenses		20.3	25.9	10.5
Total		106.3	100.9	51.4
(1)The first tranche of 40,249 RSUs vested in July 2024 and was settled in the three months ended September 30, 2024, in cash.
(2)In the fiscal year 2025 the BioNTech 2024 Restricted Stock Unit Plan for North America Employees was modified and is now settled only in cash.
For more details regarding the modification please see note 16.2.1. The expenses relating to the fiscal years 2025 and 2024 also contain the expenses from the former as equity settled classified 2024 Restricted Stock Unit Plan for North American Employees.
During the years ended December 31, 2025, 2024 and 2023, our share-based payment arrangements led to a cash outflow of €25.3 million, €154.5 million and €766.2 million, respectively. We expect to settle the equity-
settled share-based payment arrangements remaining from all of our Management Board Grants (see Note
16.1.2) and the Employee Stock Ownership Plan (see Note 16.1.1) on a net basis by delivering to the participant a number of ADSs equal to the net value of the exercised option rights after deduction of (i) the exercise price and (ii) the applicable wage taxes (including solidarity surcharge thereon and church tax, if applicable) and social security contributions resulting from such exercise. This reduces the dilutive impact of the respective rights compared to an all-equity settlement. If all of the equity-settled rights outstanding from these programs as of
December 31, 2025, were to be exercised accordingly, the cash outflow to the tax authority in 2026 would amount to approximately €7.6 million (based on the ADS price as of December 31, 2025).

Annual Report on Form 20-F for the year ended December 31, 2025

16.1 Equity-settled Share-Based Payment Arrangements
16.1.1 Employee Plans
BioNTech 2020 and 2024 Restricted Stock Unit Plans for Non-North American Employees
In December 2020, we approved the BioNTech 2020 Employee Equity Plan for employees based outside North
America, or the European Plan. Under the European Plan, Restricted Stock Units, or RSUs, are offered to our employees.
In December 2024 we approved the 2024 Non-North America Employee Participation Plan for employees based outside North-America. Under this Plan, Restricted Stock Units and Performance Restricted Stock Units, or
PRSUs, are offered to our employees. The number of RSUs granted to each participant is determined by multiplying the eligible earnings by a percentage within the applicable range for such individual’s BioNTech Job
Level and dividing such amount by the ADS price at grant, rounding the result down to the nearest whole number. The number of PRSUs is subject to upward or downward adjustments at each vesting date, such that the actual number of PRSUs that shall vest may be higher or lower than the number of PRSUs initially scheduled to vest at such date, based on the relative performance of BioNTech ADSs against the Nasdaq Biotechnology
Index (Index) for the applicable period. The weighted average grant date fair value for the PRSUs has been measured using a Monte-Carlo simulation model. This model incorporates the impact of the performance criteria regarding share price and described index development.
All programs were classified as equity-settled as we have the ability to determine the method of settlement.
RSUs and PRSUs issued under these programs vest annually in equal installments over the respective waiting period, commencing with grant date in December of every year. The fair values of the awards issued under the
European Plan were based upon the price of our ADSs representing ordinary shares at the grant date.

	LTI 2020 program	LTI 2021 program	LTI 2022 program	LTI 2023 program	LTI 2024 program - RSUs	LTI 2024 program - PRSUs
Grant dates of the awards	December 2020	January 2022	December 2022	January 2024	January 2025	January 2025
Vesting	25% p.a.	25% p.a.	25% p.a.	25% p.a.	25% p.a.	25% p.a.
Weighted average fair value	€92.21	€203.22	€165.03	€97.99	€116.54	€101.84
Waiting period (in years)	4.0	4.0	4.0	4.0	—	—
The RSUs and PRSUs outstanding as of the respective dates are presented in the table below.

Annual Report on Form 20-F for the year ended December 31, 2025

	LTI 2020 program	LTI 2021 program	LTI 2022 program	LTI 2023 program	LTI 2024 program - RSUs	LTI 2024 program - PRSUs
As of January 1, 2024	230,905	101,111	379,969	—	—	—
Granted	—	—	—	834,211	—	—
Forfeited / Modified	(4,541)	(2,332)	(12,507)	(62,902)	—	—
Settled	(225,201)	—	—	—	—	—
As of December 31, 2024	1,163	98,779	367,462	771,309	—	—
As of January 1, 2025	1,163	98,779	367,462	771,309	—	—
Granted / Allocated	—	—	—	—	977,498	21,878
Settled	(1,163)(3)	(96,068)(1)	—	—	(219,984)(2)	(2,521)(2)
Forfeited / Modified	—	(2,711)	(14,292)	(49,235)	(79,740)	(3,611)
As of December 31, 2025	—	—	353,170	722,074	677,774	15,746
thereof vested	—	—	270,428	371,401	—	—
thereof unvested	—	—	82,742	350,673	677,774	15,746
(1)The closing price of an American Depositary Share of BioNTech on Nasdaq on December 10, 2025, the last trading day before the settlement date, converted from USD to Euro using the exchange rate published by the German Central Bank (Deutsche Bundesbank) on the same day was
€82.29.
(2)The closing price of an American Depositary Share of BioNTech on Nasdaq on December 5, 2025, the last trading day before the settlement date, converted from USD to Euro using the exchange rate published by the German Central Bank (Deutsche Bundesbank) on the same day was
€82.65.
(3)The closing prices of an American Depositary Share of BioNTech on Nasdaq on April 3 and June 3, 2025, the last trading days before the settlement dates, converted from USD to Euro using the exchange rates published by the German Central Bank (Deutsche Bundesbank) on the
same days were €82.91 and €101.56.
InstaDeep Employee Incentive Plan (RSU and ESOP)
As part of the acquisition of InstaDeep in 2023, we agreed to issue a long-term RSU award with a total target incentive value of £15.0 million. The start of the vesting period was July 2023. The RSUs granted under this award vest annually in equal tranches of 25% over a period of 4 years. There is no waiting period and each tranche is settled with vesting. The weighted average fair value at grant date was €92.08. The program is accounted for as equity-settled and it is at the discretion of the company whether the following three tranches will be settled in equity or in cash in the years 2025-2027.
Furthermore, as part of the acquisition of InstaDeep in 2023, we agreed to issue long-term ESOP awards with a total target incentive value of £15.0 million. The awards are subject to a four-year cliff vesting and will vest and become exercisable in July 2027. The exercise price is $100.34 for 17,561 options granted to two employees located in the US, $111.31 for 8,430 options granted to employees in South Africa and $94.47 for 380,452 options granted to all InstaDeep employees located in Rest of World. The fair value of the ESOP awards has been measured using a Monte Carlo simulation. For the ESOPs granted under the InstaDeep Employee Stock
Ownership awards, the same performance requirements that allow the ESOPs to be exercised apply as for the
BioNTech Employee Stock Ownership Plan.

Annual Report on Form 20-F for the year ended December 31, 2025

	ESOP Award	RSU Award
As of January 1, 2024	406,353	160,997
Granted / Allocated	—	—
Settled	—	(40,249)(1)
As of December 31, 2024	406,353	120,748
As of January 1, 2025	406,353	120,748
Forfeited	—	(5,182)
Settled	—	(36,874)
As of December 31, 2025	406,353	78,692
(1)The first tranche of 40,249 RSUs vested in July 2024 and was settled in the three months ended September 30, 2024, in cash.
Employee Stock Ownership Plan (Equity-Settled)
Based on an authorization of the general meeting on August 18, 2017, we established a share option program under which we granted selected employees options to receive our shares. We offered participants a certain number of option rights upon their explicit acceptance of an option rights agreement. The exercise of option rights in accordance with the agreement gives the participants the right to obtain shares against payment of the exercise price. Following the expiry of the waiting period, option rights may be exercised within a period of four weeks from the date of the Annual General Meeting or the publication of the annual financial statements, the semi-annual report or our most recent quarterly report or interim report (exercise windows). The option rights can be exercised up to eight years after the allocation date. If they have not been exercised by that date, they will be forfeited without compensation.
The fair value of the ESOP has been measured using a binomial model. Service conditions attached to the arrangement were not taken into account in measuring the fair value.
The share options can only be exercised by the grantee if the price of the share is equal or exceeds the threshold amount as defined in the ESOP agreement. Moreover, the option rights can only be exercised if the
IPO has occurred. Both conditions have been incorporated into the fair value at the grant date.
The inputs used in the measurement of the fair values at the grant date of the ESOP were as follows:

	Grant date November 15, 2018	Grant date February 20, 2019
Weighted average fair value	€7.41	€6.93
Weighted average share price	€14.40	€15.72
Exercise price	€10.14	€15.03
Expected volatility	46.0%	46.0%
Expected life (years)	5.8	6.0
Risk-free interest rate	0.1%	0.1%
Expected volatility has been based on an evaluation of the historical and the implied volatilities of comparable companies over the historical period commensurate with the expected term. The expected term has been based on general option holder behavior for employee options.

Annual Report on Form 20-F for the year ended December 31, 2025

Below is an overview of changes to share options outstanding that occurred during the periods indicated:

	Share options outstanding	Weighted average exercise price (€)
As of January 1, 2024	320,393	11.24
Exercised(1)	(139,053)	10.14
As of December 31, 2024	181,340	12.08
As of January 1, 2025	181,340	12.08
Exercised(1)	(50,936)	10.14
As of December 31, 2025	130,404	12.84
thereof vested	130,404	12.84
(1)The average closing price of an American Depositary Share of BioNTech on Nasdaq weighted over the various dates immediately preceding the settlement dates, converted from USD to Euro using the exchange rate published by the German Central Bank (Deutsche Bundesbank) on the
same days was €91.64 and €83.45 for all settlements during the years ended December 31, 2025 and 2024, respectively.
In September 2022, the Supervisory Board determined the ESOP settlement by the delivery of treasury shares
(in the form of ADSs) equal to the net value of the exercised option rights after deduction of (i) the exercise price and (ii) the applicable wage taxes (including solidarity surcharge thereon and church tax, if applicable) and social security contributions resulting from such exercise. The settlement was applied during the exercise windows in
2025 and 2024.
58,404 ESOP options cannot be exercised after September 16, 2026. The remaining ESOP options cannot be exercised after February 21, 2027. Options which have not been exercised by these dates will lapse without compensation.
16.1.2 Management Board Grant
Our Management Board’s service agreements provide for long-term, four-year incentive compensation
(Management Board Grant - LTI) through an annual grant of a combination of PSUs and options to acquire
BioNTech shares, all of which are subject to a four-year waiting period from grant. The options are subject to the terms and conditions of the respective authorizations of the AGM creating our Employee Stock Ownership Plan, or ESOP, and the applicable option- and PSU agreements.
Awards granted under the Compensation systems of the Management Board and the Supervisory
Board approved by the AGM on June 22, 2021, and June 1, 2022 (the “Compensation System
2021/2022”)
Options
The options vest annually in equal installments over four years commencing on the first anniversary of the allocation date and are exercisable four years after the allocation date. In the case of options granted under the
Compensation System 2021/2022, vested options can only be exercised if all of the following performance criteria are met:
–Threshold Amount: At the time of exercise, the current ADS price must be equal to or greater than the threshold amount. The threshold amount is the exercise price, which increases by seven percentage points on each anniversary of the grant date.
–Target Price: At the time of exercise, the current ADS price must be at least equal to the target price, defined as:

Annual Report on Form 20-F for the year ended December 31, 2025

•for the twelve-month period starting on the fourth anniversary of the grant date, $8.5 billion divided by the total number of ordinary shares outstanding immediately following the initial public offering (excluding shares owned by BioNTech); and
•for each twelve-month period starting on the fifth or subsequent anniversary, 107% of the target ADS price applicable for the prior twelve-month period.
–Index Performance: The closing price for the fifth trading day prior to the start of the relevant exercise window must be higher than the exercise price by at least the same percentage by which the Nasdaq Biotechnology
Index (or a comparable successor index) has increased since the last trading day before the allocation date.
–Additional Terms:
•After the waiting period expires, option rights may be exercised only during the exercise windows specified in the ESOP agreement.
•Option rights can be exercised up to ten years after the grant date; after this period, any unexercised options will be forfeited without compensation.
Awards granted under the Compensation system of the Management Board and the Supervisory
Board approved by the AGM on May 17, 2024, ( the “Compensation System 2024”)
Performance Share Units, or PSUs
PSUs vest annually in equal installments over four years commencing on the first anniversary of the allocation date. Vested PSUs are only settled when the following performance criteria are met.
PSUs can only be settled if the ADS price has performed as well or better in percentage terms than the Nasdaq
Biotechnology Index (or a comparable successor index) in the period from the last trading day before the PSU
Issue Date to the fifth trading day before the start of the relevant exercise period. If the ADS price performs as well or better than the index, the target is achieved and the PSUs can be settled. If the ADS price underperforms the index as of the fifth trading day prior to the end of the waiting period, the PSUs cannot be settled and expire immediately without compensation. If the performance criteria are met, we are obliged to settle the PSUs for our
Management Board members within a 30 day period following the end of the waiting period.
Options
Vested options granted under the Compensation System 2024 and from the 2025 financial year onwards can only be exercised if the following performance criteria are met.
•Threshold Amount: At the time of exercise, the current ADS price must be at least 180% of the exercise price, which increases by an additional twenty percentage points from the fifth and each subsequent anniversary of the approval date.
•Index Performance: The closing price for the fifth trading day prior to the start of the relevant exercise date must be higher than the exercise price by at least the same percentage by which the Nasdaq
Biotechnology Index (or a comparable successor index) has increased since the last trading day before the grant date.
–Additional Terms:
•After the waiting period expires, option rights may be exercised only during the exercise windows specified in the ESOP agreement.

Annual Report on Form 20-F for the year ended December 31, 2025

•Option rights can be exercised up to ten years after the grant date; after this period, any unexercised options will be forfeited without compensation.
The right to receive options or PSUs generally represents an equity-settled share-based payment arrangement.
Management Board members were awarded phantom options in May 2021 and 2022, options in May 2023 and
August 2024, and a combination of options and PSUs in May 2025.
A Monte-Carlo simulation model has been used to measure the fair values at the allocation dates of the
Management Board Grant. This model incorporates the impact of the market based performance criteria regarding share price and described index development. The parameters used for measuring the fair values as of the respective allocation dates were as follows:

	Allocation date February 2020	Allocation date May 12, 2021(1)	Allocation date May 17, 2021(1)	Allocation date May 2022(1)	Allocation date May 2023	Allocation date August 2024	Allocation date May 2025 ESOP	Allocation date May 2025 PSU
Weighted average fair value	€10.83	€25.65	€21.60	€29.27	€45.73	€33.49	€46.15	€46.01
Weighted average share price	€28.20	€158.41	€168.77	€139.03	€98.93	€74.48	€83.00	€83.87
Exercise price(2)	€28.32	€157.64	€159.00	€129.45	€96.97	€75.91	€93.35	n/a
Expected volatility	36.6%	58.7%	58.7%	64.5%	47.2%	48.9%	66.4%	57.7%
Expected life (years)	4.7	4.6	4.6	5.8	5.8	5.8	5.8	5.8
Risk-free interest rate	1.6%	3.8%	3.8%	3.9%	3.7%	3.8%	4.5%	4.5%
(1)Classified as cash-settled share-based payment arrangement; all other share-based payment arrangements are classified as equity-settled.
(2)All share options are subject to an effective exercise price cap.
All options are subject to an effective exercise price cap, which means that the exercise price shall be adjusted to ensure that the current price of an ADS as of the exercise date does not exceed 800% of the exercise price.
For the LTI 2020, the maximum economic benefit receivable is capped at $246.24, and the effective exercise price is capped at a Euro amount equivalent to $30.78. For the phantom share options issued under the LTI
2021 and 2022 programs, the options issued under the LTI 2023 and 2024 programs and the PSUs and options issued under the LTI 2025 program, the maximum compensation that each member is entitled to receive, together with other compensation components received in the respective grant year, shall not exceed
€20.0 million for Ugur Sahin and €10.0 million for all others.
Expected volatility was based on an evaluation of the historical volatilities of comparable companies over the historical period commensurate with the expected option term. The expected term was based on general option holder behavior for employee options.
The share options (including phantom share options) allocated to our Management Board as of the dates indicated are presented in the table below.

Annual Report on Form 20-F for the year ended December 31, 2025

	Allocation date February 2020	Allocation date May 12, 2021(1)	Allocation date May 17, 2021(1)	Allocation date May 2022(1)	Allocation date May 2023	Allocation date August 2024	Allocation date May 2025 ESOP	Allocation date May 2025 PSU
(Phantom) share options outstanding as of January 1, 2024	248,096	43,501	6,463	86,118	130,586	—	—	—
Forfeited	—	—	—	(7,332)	(13,812)	(12,729)	—	—
Granted / Allocated	—	—	—	—	—	193,257	—	—
Exercised(2)	(209,128)	—	—	—	—	—	—	—
(Phantom) share options outstanding as of December 31, 2024	38,968	43,501	6,463	78,786	116,774	180,528	—	—
(Phantom) share options outstanding as of January 1, 2025	38,968	43,501	6,463	78,786	116,774	180,528	—	—
Granted / Allocated	—	—	—	—	—		79,255	63,405
Exercised		—	—	—	—	—	—	—
Forfeited	—	—	—	(5,533)	(18,416)	(38,188)	(11,047)	(8,838)
(Phantom) share options outstanding as of December 31, 2025	38,968	43,501	6,463	73,253	98,358	142,340	68,208	54,567
thereof allocated and vested but subject to performance and / or waiting requirements	38,968	43,501	6,463	60,922	60,689	45,133	—	—
thereof allocated and unvested	—	—	—	12,331	37,669	97,207	68,208	54,567
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
As of December 31, 2025, the share options allocated under our equity-settled share-based payment arrangements had a remaining weighted average expected life of 3.9 years (as of December 31, 2024: 5.0 years).
As of December 31, 2025, the liability related to the phantom option awards of the years 2021 and 2022 amounted to €3.8 million (€5.1 million as of December 31, 2024).
16.1.3 Biotheus Founder SBP Program
As part of the acquisition of Biotheus in January 2025, a portion of the upfront payment to the Biotheus founders, equivalent to €49.2 million, was allocated in ADSs. The payout is connected to the retention of the founders with the company and considered a share-based payment program according to IFRS 2. Under this program, a total of 421,818 RSUs was granted to the Biotheus founders. The grant is subject to a four-year cliff vesting. The
ADSs have been transferred to an escrow account and will be allocated to the founders after four years. The grant date fair value was €116.58, and was determined using the closing price of our ADSs on January 29, 2025, the day the ADSs were transferred to the escrow account, converted into Euros using the exchange rate published by the German Central Bank (Deutsche Bundesbank) from the same date.

Annual Report on Form 20-F for the year ended December 31, 2025

16.2 Cash-settled Share-Based Payment Arrangements
16.2.1 Employee Plans
BioNTech 2024 North America Employee Participation Plan
During the year ended December 31, 2024, a new long-term incentive plan for employees resident in North
America was established. Within this plan, we granted RSUs (and PRSUs for individuals at the job level Vice
President or above) with an equity-based LTI program to all of their employees. The number of RSUs granted to each participant is determined by multiplying the eligible earnings by a percentage within the applicable range for such individual’s BioNTech Job Level and dividing such amount by the ADS price at grant, rounding the result down to the nearest whole number. The number of PRSUs is subject to upward or downward adjustments at each vesting date, such that the actual number of PRSUs that shall vest may be higher or lower than the number of PRSUs initially scheduled to vest at such date, based on the relative performance of BioNTech ADSs against the Nasdaq Biotechnology Index (Index) for the applicable period.
All RSUs, except the PRSUs, shall vest annually in equal tranches of 25% over a period of four years, starting from the date of the grant and without a four-year waiting period. In the second quarter of 2025, we modified the
US LTI 2024 and US LTI 2025 from equity-settled to cash-settled programs. Due to our status as a Passive
Foreign Investment Company (PFIC), issuing ADSs to the participants would result in significant personal tax impacts. The settlement of the LTI 2024 Tranche 1 was made in cash in May 2025, and for the foreseeable future, all upcoming settlements are expected to be carried out in cash. The modification led to a reclassification of €14.6 million from an equity settlement to a cash settlement and an expense effect from the revaluation of
€0.2 million in 2025. The modification led to a change in the weighted average fair value for the RSUs converted into EUR from €82.43 at grant date to €82.94 at modification date. The modification led to a change in the weighted average fair value for the PRSUs converted into EUR from €58.20 at grant date to €55.98 at modification date. The fair value for the PRSUs is remeasured at each period end and considers the respective criteria by using a Monte-Carlo simulation model. This model incorporates the impact of the performance criteria regarding share price and index development described above. During the year ended December 31, 2025 the settlement of RSUs resulted in a cash outflow, converted into Euros with the exchange rate published by the
German Central Bank (Deutsche Bundesbank) on December 31, 2025, of €7.9 million. The non-current outstanding liability from the programs under this plan on December 31, 2025 was €11.3 million and the current outstanding liability €9.3 million. Both numbers were converted into EUR with the exchange rate published by the
German Central Bank (Deutsche Bundesbank) on December 31, 2025.

	RSU	PRSU
As of January 1, 2024	—	—
Granted May 15, 2024	356,757	34,481
Granted December 12, 2024	47,115
Forfeited	(24,284)	(2,915)
As of December 31, 2024	379,588	31,566
As of January 1, 2025	379,588	31,566
Granted May 14, 2025	330,774	32,160
Granted November 13, 2025	27,743
Forfeited	(67,430)	(5,465)
Settled	(91,828)	(7,644)
As of December 31, 2025	578,847	50,617
thereof vested	—	—
thereof unvested	578,847	50,617

Annual Report on Form 20-F for the year ended December 31, 2025

BioNTech 2020 Restricted Stock Unit Plan for North America Employees
In December 2020, we approved the BioNTech 2020 Restricted Stock Unit Plan for North America Employees, or
the North American Plan. Under the North American Plan, we offer RSUs to our employees. These RSUs vest over four years, with 25% vesting one year after the service commencement date and the remainder vesting in equal quarterly installments thereafter. The first awards under the North American Plan were granted in February
2021. The service date for these awards is the date as of which the employee became employed by BioNTech
US. As these RSUs are intended to be settled in cash upon vesting, the awards were classified as a cash-settled share-based payment arrangement. During the years ended December 31, 2025, 2024 and 2023, the settlement of RSUs resulted in a cash outflow of €9.0 million, €13.9 million and €10.0 million, respectively.
As of December 31, 2025, the carrying amount and intrinsic value of the liability related to these awards amounted to €6.1 million (€11.2 million as of December 31, 2024).
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
The majority of options have an exercise price of €10.14. During the years ended December 31, 2025 and 2024,
39,508 and 50,748 cash-settled phantom option rights were exercised and resulted in a cash outflow of €3.2 million and €3.8 million, respectively. The average 10-day closing prices of an American Depositary Share of
BioNTech on Nasdaq weighted over the various settlement dates converted from USD to Euro using the exchange rate published by the German Central Bank (Deutsche Bundesbank) on the same days was €90.58 and €92.70. As of December 31, 2025, 19,395 cash-settled option rights remained outstanding. As of
December 31, 2025, the carrying amount and intrinsic value of the liability related to cash-settled share-based payment option rights amounted to €1.7 million (€5.0 million as of December 31, 2024). The liability is based on the fair value of the respective rights. The fair value is measured using a binomial model consistent with the grant date fair value measurement of the equity-based option rights described above, which is updated on every reporting date.

	Number of options	Weighted average exercise price (€)
As of January 1, 2024	109,651	10.14
Settled	(50,748)	10.14
As of December 31, 2024	58,903	10.14
As of January 1, 2025	58,903	10.14
Settled	(39,508)	10.14
As of December 31, 2025	19,395	10.14
Thereof vested	19,395	10.14
16.2.2 Management Board Grant – Short-Term Incentive
For STI compensation components granted to the Board Members until and including fiscal year 2024, 50% of each annual award is paid out at the end of the calendar month following the date on which the Supervisory
Board approved the consolidated financial statements of the Company for the financial / bonus year that is relevant for the determination of the STI (first installment). The remaining 50% of each annual award is paid out one year after the achievement of the performance targets for the respective bonus year has been determined, subject to an adjustment relative to the performance of the price of the ADSs representing our ordinary shares

Annual Report on Form 20-F for the year ended December 31, 2025 during that year (second installment). The second installments represent cash-settled share-based payment arrangements. The fair values of the liabilities are recognized over the awards’ vesting periods beginning when entering or renewing service agreements, i.e., the service commencement date, until each separate determination date and are remeasured until the settlement date. As of December 31, 2025, the carrying amount and intrinsic value of the liability related to the second installment of STI 2024 amounted to €1.0 million
(€2.8 million as of December 31, 2024).
17 Provisions

(in millions €)	December 31, 2025	December 31, 2024
Contractual disputes / settlements	58.6	85.7
Obligations from onerous contracts	51.8	56.6
Restructuring	39.1	—
Other	31.3	23.4
Total	180.8	165.7
Total current	145.3	144.8
Total non-current	35.5	20.9
Certain prior period amounts have been reclassified to conform to current period presentation.
As of December 31, 2025, our current provisions included €58.6 million in contractual disputes mainly related to collaborators regarding, among other things, the interpretation of each party’s obligations or the amounts payable under the respective agreements. The decrease compared to December 31, 2024 results mainly from consumption which exceeds additions from further progress of the collaboration efforts.
As of December 31, 2025, our current provisions included €51.8 million (€56.6 million as of December 31, 2024)
of obligations from onerous contracts, primarily relating to production capacities derived from contracts with contract manufacturing organizations, or CMOs, that became redundant. The change of €4.8 million compared to December 31, 2024 related entirely to consumption.
As of December 31, 2025, our current and non-current provisions included €39.1 million (nil as of December 31,
2024) of obligations from restructuring due to pipeline prioritization. The change is mainly related to additions.
The group expects to settle the majority of the provision within the next two years.
As of December 31, 2025, our current and non-current provisions included €31.3 million in other obligations mainly comprising employee related obligations such as social security costs related to share based payment programs as well as inventor remunerations and obligations for dismantling/removing. The change of €7.9 million compared to December 31, 2024, related mainly to additions which exceeded the consumption of the provision.
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
From time to time, in the normal course and conduct of our business, we may be involved in proceedings with third parties about considering, for example, the use and/or remuneration for use of such third party’s intellectual property. As of December 31, 2025, none of the intellectual property-related considerations outlined below, of

Annual Report on Form 20-F for the year ended December 31, 2025 which we have either been notified, or for which potential claims could be brought against us or our subsidiaries in the future, fulfill the criteria for recording a provision.
We are subject to an increasing number of product-related disputes. Our product liability claims often involve highly complex issues related to medical causation, correctness and completeness of product information
(Summary of Product Characteristics/package leaflet) as well as label warnings and reliance thereon, scientific evidence and findings, actual and provable defectiveness and injury, and other matters. These complexities vary from matter to matter. As of December 31, 2025, none of these claims fulfill the criteria for recording a provision.
We are currently subject to certain claims by or on behalf of our shareholders. As of December 31, 2025, these claims do not fulfill the criteria for recording a provision.
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
With respect to EP’565, on November 7, 2023, the Opposition Division of the EPO revoked EP’565 after a one-
day oral hearing held in the co-pending opposition proceeding, and on December 7, 2023, it issued the written decision revoking EP’565. On February 7, 2024, Moderna appealed the Opposition Division’s revocation decision on EP’565. An oral hearing on Moderna’s appeal was held on January 27, 2026, and at the conclusion of this hearing, the Technical Boards of Appeal affirmed the revocation of EP’565. With respect to EP’949, on
December 8, 2023, the Opposition Division issued a preliminary opinion noting that it believes EP’949 is likely invalid. As a result of those developments in the EPO proceedings, the Düsseldorf Regional Court postponed its hearing on infringement with respect to EP’949, originally scheduled for December 12, 2023, to January 21,
2025. On May 16, 2024, the EPO Opposition Division decided that EP’949 is valid, in amended form, and issued its written decision regarding the same on July 8, 2024. We appealed this decision, and the appeal is currently pending, with an oral hearing scheduled for September 2026. The Düsseldorf Regional Court held an infringement hearing on January 21, 2025, and on March 5, 2025, the Düsseldorf Regional Court issued a first-
instance decision declining to stay the infringement proceedings and finding infringement of EP’949 by us and
Pfizer. We and Pfizer have appealed the Düsseldorf Regional Court’s infringement decision, and the appeal is currently pending. The court has not ruled on the invalidity of EP’949, which will be decided in a next step by the

Annual Report on Form 20-F for the year ended December 31, 2025

EPO in the opposition appeal proceedings. Moderna has not yet taken steps to enforce the Düsseldorf Regional
Court’s first-instance decision on infringement.
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
The UK High Court held a hearing on September 25, 2024, during which the Court granted Pfizer and BioNTech permission to appeal its judgment regarding the validity of EP’949, and declined Moderna’s permission to appeal its judgment regarding validity of EP’565. On October 16, 2024, Moderna sought permission from the UK
Appeals Court to appeal the EP’565 judgment. On November 11, 2024, the UK Appeals Court denied Moderna’s application to appeal; accordingly, the UK designation of EP’565 is finally revoked with no further opportunity to appeal in UK. No party sought permission to appeal the UK High Court’s judgment on the patent pledge.
The UK Court of Appeal held an oral hearing on the appeal of EP’949 on July 10-11, 2025. On August 1, 2025, the UK Court of Appeal issued a judgment agreeing with the UK High Court that EP ‘949 is valid, and dismissed our appeal.  We applied for permission to appeal this decision to the UK Supreme Court, and on December 8,
2025, the UK Supreme Court denied permission to appeal. Accordingly, the UK designation of EP ‘949 is valid and infringed.  However, Moderna has not yet taken steps to enforce this final judgment on infringement.
Additionally, EP ‘949 is currently subject to opposition proceedings at the EPO. The Opposition Division initially issued a preliminary opinion noting that EP ‘949 is invalid, but in May 2024, issued a first-instance decision finding EP ‘949 valid. BioNTech and Pfizer appealed this first-instance decision, which is currently pending. The oral hearing in this appeal is scheduled for September 2026.
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
10,702,600 and 10,933,127. An oral hearing on the merits occurred on December 10, 2024. On March 5, 2025,

Annual Report on Form 20-F for the year ended December 31, 2025 the PTAB found all challenged claims of Moderna’s U.S. Patent Nos. 10,933,127 and 10,702,600 to be
unpatentable and thus invalid. Moderna appealed this decision on May 6, 2025.
Netherlands
In September 2022, Moderna filed a lawsuit against us and our wholly owned subsidiary BioNTech
Manufacturing GmbH and Pfizer B.V., Pfizer Export B.V., C.P. Pharmaceuticals International C.V. and Pfizer Inc.
in the District Court of The Hague alleging Comirnaty’s infringement of EP’949 and EP’565. The District Court of the Hague held a hearing on October 6, 2023, on infringement and validity with respect to EP’949. On December
6, 2023, the Court found EP’949 to be invalid. On March 5, 2024, Moderna appealed this decision, and the appeal is pending. A hearing on the EP’949 appeal has been set for September 22, 2025, with a decision expected on or around March 31, 2026. The EP’565 case has been stayed pending the outcome of Moderna’s appeal of the Opposition Division’s revocation of EP’565.
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

Annual Report on Form 20-F for the year ended December 31, 2025

GlaxoSmithKline Proceedings
In April 2024, GlaxoSmithKline Biologicals SA and GlaxoSmithKline LLC, or GSK, filed a lawsuit against Pfizer and us and our wholly owned subsidiaries BioNTech Manufacturing GmbH and BioNTech US Inc. in the U.S.
District Court for the District of Delaware alleging that the cationic lipid used in Comirnaty infringes U.S. Patent
Nos. 11,638,693; 11,638,694; 11,666,534; 11,766,401; and 11,786,467; and seeking monetary relief. On August
14, 2024, GSK filed an amended complaint to assert infringement of three additional patents, U.S. Patent Nos.
11,759,422; 11,655,475; and 11,851,660. A trial is scheduled to occur in June 2027. This proceeding is currently pending.
Ireland
In July 2025, GlaxoSmithKline Biologicals SA filed a lawsuit against our wholly owned subsidiary BioNTech
Manufacturing GmbH, Pfizer Ireland Pharmaceuticals Unlimited Company, and Pfizer Healthcare Ireland
Unlimited Company, alleging Comirnaty’s infringement of European Patent Nos. 2,590,626, 4,066,856, and
4,226,941 in the High Court of Ireland. This proceeding is currently pending.
Unified Patent Court
In July 2025, GlaxoSmithKline Biologicals SA filed two lawsuits against BioNTech SE, BioNTech Europe GmbH,
BioNTech Manufacturing GmbH, and BioNTech Manufacturing Marburg GmbH, as well as 26 Pfizer entities, in the Unified Patent Court (Hague Division). In the first lawsuit, GSK alleges Comirnaty’s infringement of European
Patent No. 2,590,626 (“EP 626”), and in the second lawsuit, GSK alleges Comirnaty’s infringement of European
Patent Nos. 4,066,856 (“EP 856”) and 4,226,941 (“EP 941”). Oral hearings wherein the UPC will hear the parties’
arguments regarding infringement and invalidity of EP 626, EP 856, and EP 941 have been scheduled for
September/October 2026. This proceeding is currently pending.
United Kingdom
In September 2025, we and Pfizer filed a revocation action against GlaxoSmithKline Biologics S.A. in the
Business and Property Courts of England and Wales, in the U.K. High Court, requesting revocation of European
Patent Nos. 2,590,626, 4,066,856, and 4,226,941. On October 7, 2025, GSK filed a defense and counterclaim for infringement against BioNTech SE and BioNTech Manufacturing GmbH, alleging Comirnaty’s infringement of
European Patent Nos. 2,590,626, 4,066,856, and 4,226,941. A trial has been scheduled for February 2027. This proceeding is currently pending.
We believe we have strong defenses against the allegations claimed relative to each of the patents and intend to vigorously defend ourselves in the lawsuit mentioned above. However, our analysis of GlaxoSmithKline’s claims is ongoing and complex, and we believe the outcome of the suit remains substantially uncertain. Taking into account discussions with our external lawyers, we do not consider the probability of an outflow of resources to be sufficient to recognize a provision at the balance sheet date. In our opinion, these matters constitute contingent liabilities as of the balance sheet date. However, it is currently impractical for us to estimate with sufficient reliability the respective contingent liabilities.
Promosome Proceedings
In January 2025, Promosome LLC, or Promosome, filed a lawsuit against us and Pfizer in the Unified Patent
Court, or UPC, Munich Division, alleging that Comirnaty infringes EP 2 401 365 and seeking monetary relief. An oral hearing wherein the UPC will hear the parties’ arguments regarding infringement and invalidity has been scheduled for May 12-13, 2026.  This proceeding is currently pending.
We believe we have strong defenses against the allegations claimed relative to the patent and intend to vigorously defend ourselves in the lawsuit mentioned above. However, our analysis of Promosome’s claim is ongoing and complex, and we believe the outcome of the suit remains substantially uncertain. Taking into account discussions with our external lawyers, we do not consider the probability of an outflow of resources to

Annual Report on Form 20-F for the year ended December 31, 2025 be sufficient to recognize a provision at the balance sheet date. In our opinion, this matter constitute a contingent liabilities as of the balance sheet date. However, it is currently impractical for us to estimate with sufficient reliability the respective contingent liability.
CureVac Proceedings
Although the CureVac proceedings no longer qualify as contingent liabilities in accordance with IAS 37 as of
December 31, 2025, we summarize below the current status of the CureVac proceedings to enhance comparability with our prior-year disclosure.
Infringement Proceedings – EP’122, DE’961, DE’974, DE’575, and EP’668
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
On August 15, 2023, the Düsseldorf Regional Court held a hearing on infringement with respect to all five IP rights. At the hearing, the Court stated it would render its infringement ruling with respect to EP’122 on
December 28, 2023. On September 28, 2023, the Court issued orders suspending its infringement rulings with respect to the remaining four IP rights (DE’961, DE’974, DE’575, and EP’668) pending validity decisions in the
DE’961, DE’974, and DE’575 cancellation proceedings before the German Patent and Trademark Office and in the EP’668 opposition proceedings before the Opposition Division of the European Patent Office, or the EPO. In
the September 28th orders, the Court explained that it was suspending its infringement rulings until validity decisions are reached, while contemporaneously noting concerns regarding the validity of DE’961, DE’974,
DE’575, and EP’668. After EP’122 was declared invalid in the first-instance nullity proceedings by the Federal
Patent Court on December 19, 2023 (see below), on December 27, 2023, the Düsseldorf Regional Court canceled the December 28, 2023 decision date and stayed the infringement proceedings as to EP’122 until a final appellate decision is rendered as to the validity of EP’122 by the Federal Court of Justice. On June 7, 2024,
CureVac waived DE’575 and withdrew this utility model from the infringement proceedings.
On July 1, 2024, the EPO Opposition Division issued a preliminary opinion noting that it believes EP’668 is likely invalid. The EPO Opposition Division held an oral hearing regarding the validity of EP’668 between March 25-27,
2025. At the conclusion of this hearing, the Opposition Division upheld EP’668 in amended form, but only after finding that the alleged technical effect – increased protein expression – was not achieved across the broad scope of the amended claim. The written decision by the Opposition Division to uphold EP’668 in amended form was issued on July 11, 2025, and we and Pfizer appealed this written decision. An oral hearing with respect to infringement of EP’668 was scheduled by the Düsseldorf Regional Court for July 1, 2025, but it was rescheduled for January 27, 2026. On July 3, 2025, GlaxoSmithKline Biologicals SA filed a request seeking to intervene in the
EP’668 infringement proceedings. This request to intervene was to be heard at the January 27, 2026 hearing.
On December 15, 2025, we completed our acquisition of CureVac. On December 19, 2025, CureVac withdrew its claims of infringement with respect to EP ‘122, DE ‘961, DE ‘974, and EP ‘668. As a result of CureVac’s withdrawal of its claims of infringement, the January 27, 2026 hearing is cancelled and these infringement cases have been dismissed.
Infringement Proceedings – EP’755, DE’123, and DE’130
In July 2023, CureVac SE filed a second lawsuit against us and our wholly owned subsidiaries, BioNTech
Manufacturing GmbH and BioNTech Manufacturing Marburg GmbH, in the Düsseldorf Regional Court, alleging
Comirnaty’s infringement of one European patent, EP4023755B1, or EP’755, and two Utility Models
DE202021004123U1, and DE202021004130U1. On June 7, 2024, CureVac waived DE’123 and withdrew this utility model from the infringement proceedings. The Court has stayed the infringement proceedings with respect to DE’130 pending a validity decision in the co-pending cancellation proceeding before the German Patent and

Annual Report on Form 20-F for the year ended December 31, 2025

Trademark Office. On July 24, 2024, the EPO Opposition Division issued a preliminary opinion noting that it believes EP’755 is likely invalid, and held a three-day oral hearing beginning on May 13, 2025. At the conclusion of the hearing, the EPO Opposition Division upheld EP’755 in amended form. We appealed the Opposition
Division’s written decision upon its issuance. A hearing on infringement with respect to EP’755 was to occur in the Düsseldorf Regional Court on July 1, 2025, but this was rescheduled to January 27, 2026. On July 3, 2025,
GlaxoSmithKline Biologicals SA filed a request to intervene in the EP’755 infringement proceedings. This request to intervene was to be heard at the January 27, 2026 hearing. On December 15, 2025, we completed our acquisition of CureVac. On December 19, 2025, CureVac withdrew its claims of infringement with respect to EP
‘755 and DE ‘130. As a result of CureVac’s withdrawal of its claims of infringement, the January 27, 2026 hearing has been cancelled and these infringement cases have been dismissed.
Nullity Proceedings – EP’122
In September 2022, we filed a nullity action in the Federal Patent Court of Germany seeking a declaration that
EP’122 is invalid. In April 2023, the Federal Patent Court of Germany issued a preliminary opinion in the EP’122 nullity action in support of the validity of EP’122. The preliminary opinion does not address any infringement of
EP’122. The preliminary opinion is a preliminary assessment by the court of the merits of a claim, and is non-
binding. On December 19, 2023, the Federal Patent Court held an oral hearing, after which it nullified EP’122.
On April 25, 2024, the Federal Patent Court issued a judgment containing its written reasons for nullifying
EP’122. On May 6, 2024, CureVac appealed the judgment, which is currently pending. On December 15, 2025, we completed our acquisition of CureVac. As of this date, CureVac became a wholly-owned subsidiary of
BioNTech. As a result, the parties to these proceedings are no longer adverse. An oral hearing on this appeal is scheduled for July 2026.
Cancellation Proceedings – DE’961, DE’974, and DE’575
In November 2022, we filed cancellation actions seeking the cancellation of the three German Utility Models in the German Patent and Trademark Office. On December 20, 2023, the German Patent and Trademark Office
issued a preliminary opinion that DE’974 is likely to be cancelled. On January 23, 2024, the German Patent and
Trademark Office issued a preliminary opinion that DE’961 is likely to be cancelled. Both preliminary opinions are based on invalidity pursuant to para. 1 (2) no. 5 Utility Model Act. On March 7, 2024, the German Patent and
Trademark Office issued a preliminary opinion that DE’575 is likely to be cancelled. On June 6, 2024, CureVac submitted a written statement to the German Patent and Trademark Office waiving DE’575. On June 12, 2024, we withdrew our request for cancellation of DE’575. On June 25 and 26, 2024, the German Patent and
Trademark Office heard oral arguments regarding DE’961 and DE’974, and at the conclusion of the hearing on
June 26, 2024, confirmed that both DE’961 and DE’974 were cancelled. In November 2024, the German Patent and Trademark Office issued its written decisions cancelling DE’961 and DE’974. CureVac has filed an appeal in both cancellation proceedings, which are currently pending.
Cancellation Proceedings– DE’123 and DE’130
In November 2023, we filed cancellation actions seeking the cancellation of German Utility Models DE’123 and
DE’130 in the German Patent and Trademark Office. On June 6, 2024, CureVac submitted a written statement to the German Patent and Trademark Office waiving DE’123. On June 12, 2024, we withdrew our request for cancellation of DE’123. On December 5, 2024, the German Patent and Trademark Office issued a preliminary opinion that DE’130 is likely to be cancelled. An oral hearing regarding the validity of DE’130 before the German
Patent and Trademark Office was scheduled for March 10, 2026, but a postponement has been requested. As a result, the March 10, 2026 hearing will not go forward.

Annual Report on Form 20-F for the year ended December 31, 2025

Other Financial Commitments
The other financial commitments were as follows:

(in millions €)	December 31, 2025	December 31, 2024
Commitments under purchase agreements for property, plant and equipment	165.6	186.7
Contractual obligation to acquire intangible assets	851.2	1,193.1
Total	1,016.8	1,379.8
Contractual obligations to acquire intangible assets exist in connection with in-licensing and research and development collaborations. We have entered into obligations to make milestone payments once specific targets have been reached. Provided that all of the milestone events are achieved, we would be obligated to pay up to
€851.2 million as of December 31, 2025, (€1,193.1 million as of December 31, 2024) in connection with the acquisition of intangible assets. The amounts shown represent the maximum payments to be made, and it is unlikely that they will all fall due. We have excluded any milestone payments subject to in-licensing agreements with Biotheus as such payments are treated as intra-group transactions following the acquisition of Biotheus, which closed in January 2025. Commitments from the acquisition of Biotheus are disclosed under Note 5.
The amounts and the dates of the actual payments may both vary considerably from those stated in the table, since the achievement of the conditions for payment is possible but uncertain. Other financial obligations from possible future sales-based milestone and license payments were not included in the table above.
The expected maturities of payment obligations under purchase agreements for property, plant and equipment and contractual obligations to acquire intangible assets are as follows:

Year ended December 31, 2025

(in millions €)	Less than 1 year	1 to 5 years	More than 5 years	Total
Commitments under purchase agreements for property, plant and equipment	101.6	64.0	—	165.6
Contractual obligation to acquire intangible assets	114.5	396.3	340.4	851.2
Total	216.1	460.3	340.4	1,016.8
Other financial obligations were disclosed at nominal value.
The Group has lease contracts that have not yet commenced as at December 31, 2025. There are no lease payments for these non-cancellable lease contracts within one year. The future undiscounted lease payments for these non-cancellable lease contracts are €7.5 million within five years and €11.1 million thereafter.

Annual Report on Form 20-F for the year ended December 31, 2025

19 Other Non-Financial Liabilities

(in millions €)	December 31, 2025	December 31, 2024
Liabilities to employees	128.9	99.8
Government and similar grants	108.8	85.2
Liabilities from share-based payment arrangements	47.3	26.6
Liabilities from wage taxes and social securities expenses	39.6	22.7
Other	17.3	22.6
Total	341.9	256.9
Total current	237.7	169.4
Total non-current	104.2	87.5
Other non-financial liabilities of €108.8 million as of December 31, 2025 are related to funds received. The received funds for which no related expense has been recognized during the year ended December 31, 2025, were deferred and recognized in the other non-financial liabilities. The government grants and similar grants are mainly related to assets such as buildings and equipment. The funding will be recognized in profit or loss within other operating income over the respective useful life of the underlying assets, see Note 2.3.10. The grants are subject to conditions such as incurring eligible expenses.
Other non-financial Liabilities from share-based payment arrangements include a liability amounting to €15.0 million relating to share-based payment programs that were issued by CureVac to its employees prior to the acquisition date. The cash settlement took place in January 2026.
20 Leases
20.1 Amounts Recognized in the Consolidated Statements of Financial Position
Right-of-Use Assets
The following table presents the movements in right-of-use assets during the years ended December 31, 2025 and 2024 and their amounts within the consolidated statements of financial position as of the dates indicated:

(in millions €)	Land and buildings	Other operating equipment	Total
As of January 1, 2024	209.8	4.6	214.4
Additions	67.2	7.2	74.4
Depreciation	(42.2)	(3.4)	(45.6)
Currency effects	3.3	1.7	5.0
Other	0.1	(0.2)	(0.1)
As of December 31, 2024	238.2	9.9	248.1
Acquisition of subsidiaries and businesses	37.1	1.7	38.8
Additions	8.8	0.2	9.0
Depreciation	(40.8)	(1.9)	(42.7)
Impairment	(14.5)	—	(14.5)
Currency effects	(10.0)	(1.6)	(11.6)
Other	(16.6)	(0.3)	(16.9)
As of December 31, 2025	202.2	8.0	210.2

Annual Report on Form 20-F for the year ended December 31, 2025

Lease Liability
The following amounts are included in lease liabilities, loans and borrowings as of the dates indicated:

(in millions €)	December 31, 2025	December 31, 2024
Current	45.0	39.5
Non-current	185.3	214.7
Total	230.3	254.2
20.2 Amounts Recognized in the Consolidated Statements of Profit or Loss
Total Depreciation and Impairment Charge of Right-of-Use Assets

	Years ended December 31,

(in millions €)	2025	2024	2023
Land and buildings	55.3	42.2	40.7
Production facilities	—	—	3.0
Other operating equipment	1.9	3.4	1.5
Total depreciation and impairment charge	57.2	45.6	45.2
Interest on lease liabilities	8.2	8.6	5.7
Expense related to short-term leases and leases of low-value assets	43.3	43.3	58.9
Total amounts recognized in profit or loss	108.7	97.5	109.8
20.3 Amounts Recognized in the Consolidated Statements of Cash Flows
During the year ended December 31, 2025, the total cash outflow for leases amounted to €39.6 million (during the year ended December 31, 2024: €43.6 million; during the year ended December 31, 2023: €46.0 million).
20.4 Extension Options
We have several lease contracts that include extension options. These options are negotiated by management to provide flexibility in managing the leased asset portfolio and align with the need of the business. Management exercises judgment in determining whether these extension options are reasonably certain to be exercised. The undiscounted potential future lease payments, which relate to periods after the exercise date of renewal options and are not included in lease liabilities, amount to up to €253.6 million as of December 31, 2025, considering terms up until 2049 (as of December 31, 2024: €152.1 million considering terms up until 2049).
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

Annual Report on Form 20-F for the year ended December 31, 2025

21.2 Transactions with Key Management Personnel
Our key management personnel have been defined as the members of the Management Board and the
Supervisory Board. Key management personnel compensation is comprised of the following:

	Years ended December 31,

(in millions €)	2025	2024	2023
Management Board(1)	6.9	13.0	8.3
Fixed compensation	3.8	4.0	3.9
Fringe benefits	0.3	0.2	—
Short-term incentive – first installment(2)	2.1	0.8	0.7
Short-term incentive – second installment(2),(3)	—	0.6	1.0
Other variable compensation(4)	0.9	1.3	0.8
Share-based payments (incl. long-term incentive)(5)	(0.2)	6.1	1.9
Supervisory Board	1.2	0.9	0.6
Total compensation of key management personnel	8.1	13.9	8.9
(1)During 2025, Jens Holstein and Ryan Richardson stepped down from the Management Board effective July 1, 2025, and October 1, 2025, respectively. Therefore, their compensation up to the date of their departure dates is presented on a pro-rata basis in this table. Following his departure, and thus as a former Management Board member, Ryan Richardson received a severance payment of €687,500 in accordance with his separation agreement, which is not included in this table. During 2024, Sean Marett retired from the Management Board with effect as of July
1, 2024. His compensation until his departure date is also presented a pro-rata basis in this table. The following compensation pursuant to his separation agreement subsequent to his departure date and thus as former Management Board member in 2024 are not included in this table: a severance payment of €275,000, an additional payment of €39,000 in respect of the 2024 STI, a grant of 5,760 phantom options in respect of the
2024 LTI and a payment of €477,030 in relation to his initial 12-months consultancy agreement.
(2)The structure of the STI payout was changed with the adoption of the Compensation System 2024. Under the Compensation System 2024, 100%
of the STI relating to the year ended December 31, 2025 will be paid out in the month after the approval of the 2025 consolidated financial statements. In contrast, under the Compensation System 2021 / 2022, 50% of the STI relating to the year ended December 31, 2024 was paid out in the month after the approval of the 2024 consolidated financial statements and the remaining 50% will be paid out (and adjusted) in March
2026.
(3)The fair value of the second installment of the short-term incentive compensation which has been classified as a cash-settled share-based payment arrangement was determined pursuant to the regulations of IFRS 2 “Share-based Payments”. This table shows the pro-rata share of personnel expenses for the respective financial year, which are recognized over the award’s vesting period beginning as of the service commencement date (date when entering or renewing service agreements) until each separate determination date and are remeasured until settlement date.
(4)Represents for the financial year 2025 the cash payment related to the one-time signing bonus granted to Ramón Zapata as part of his appointment to the Management Board. For 2024, the amount represents the cash payment related to the one-time signing bonus granted to
Annemarie Hanekamp as part of her appointment to the Management Board, designed to compensate her for lower bonus payments that she would receive as part of her compensation package with BioNTech and to recognize and appreciate her move to BioNTech. For 2023, the amount represents the one-time signing cash payment related to James Ryan’s appointment to the Management Board to provided compensation in lieu of participation in the LTI 2023 program and the one-time special cash payment related to Jens Holstein to honor his contribution to BioNTech’s extraordinary financial performance.
(5)The fair value of the share-based payments was determined pursuant to the regulations of IFRS 2 “Stock-based Payments”. This table shows the pro-rata share of personnel expenses resulting from stock-based compensation for the respective financial year. During the years ended
December 31, 2024 and 2023 the amounts included expenses derived from a one-time signing bonus granted to Jens Holstein as of his appointment to the Management Board in the form of 4,246 phantom shares as well as expenses derived from the one-time signing bonus granted to Annemarie Hanekamp as of her appointment to the Management Board in the form of shares in the amount of €500,000.
The amounts disclosed in the table are the amounts recognized as an expense during the period.
Management Board members participated in our ESOP program (see Note 16). Out of the 5,152,410 option rights granted to our Management Board under the ESOP 2018 program, 4,921,630 options were exercised during the year ended December 31, 2022. The remaining 230,780 option rights were exercised by Sean Marett in May 2023. During the year ended December 31, 2024, our CEO Prof. Ugur Sahin, M.D., exercised all
4,374,963 options granted under the CEO Grant 2019 and Members of the Management Board, who
participated in the LTI 2020 Board Program, exercised 209,128 options in August 2024 while 38,968 vested options are still outstanding as of December 31, 2025 (see Note 16). Options granted under the LTI 2021 Board

Annual Report on Form 20-F for the year ended December 31, 2025

Program fully vested in May 2025 but are currently not exercisable due to an exercise price of €157.64 ($185.23 converted into Euros using the exchange rate published by the German Central Bank from December 31, 2025)
for the May 12, 2021 Grant for all Board Members except Jens Holstein and €159.00 ($186.83 converted into
Euros using the exchange rate published by the German Central Bank from December 31, 2025) for Jens
Holstein’s May 17, 2021 Grant. Options granted under the LTI 2021 Board Program will be settled in cash if they become exercisable in the future. For further information regarding outstanding options for each Management
Board member from LTI 2021-2025 Board Programs, see Note 16.
21.3 Related Party Transactions
The total amount of transactions with ATHOS KG or entities controlled by it was as follows for the periods indicated:

	Years ended December 31,

(in millions €)	2025	2024	2023
Purchases of various goods and services from entities controlled by ATHOS KG	1.4	0.2	0.3
Total	1.4	0.2	0.3
The amounts disclosed in the table are the amounts recognized as an expense during the period.
As of December 31, 2025 and 2024, there were no outstanding balances of transactions with ATHOS KG or entities controlled by them.
A number of individuals in key positions can control or exercise significant influence over BioNTech SE. There were no business relationships with individuals in key positions during the year ended December 31, 2025.
22 Events After the Reporting Period
Bayer/Monsanto
In January 2026, Bayer CropScience LLC, Monsanto Company, and Monsanto Technology, LLC, or collectively,
Bayer, filed a lawsuit against us and Pfizer in the United States District Court for the District of Delaware, alleging that COMIRNATY® infringes U.S. Patent No. 7,741,118 and seeking monetary relief. This proceeding is currently pending.
We believe we have strong defenses against the allegations claimed relative to the patent and intend to vigorously defend ourselves in the lawsuit mentioned above. However, our analysis of Bayer and Monsanto’s claims is ongoing and complex, and we believe the outcome of the suit remains substantially uncertain. Taking into account discussions with our external lawyers, we do not consider the probability of an outflow of resources to be sufficient to recognize a provision at the balance sheet date. In our opinion, the matter constitutes a contingent liability as of the balance sheet date. However, it is currently impractical for us to estimate with sufficient reliability the respective contingent liability.
Kylie Jimenez – Appointment to Management Board as Chief People Officer
With effect as of March 1, 2026 the Supervisory Board appointed Kylie Jimenez to the Management Board as
Chief People Officer (CPO). The appointment is in line with BioNTech’s strategy to become a multi-product oncology company by 2030 and underscores the importance of its global, highly skilled workforce in achieving this objective. In the newly created Management Board role, Kylie Jimenez will be responsible for shaping and

Annual Report on Form 20-F for the year ended December 31, 2025 leading BioNTech’s people strategy and its execution in alignment with our priorities and business goals. She will focus on attracting, developing and retaining talents and strengthening an inclusive culture. She will be based in our headquarters in Mainz, Germany.
BioNTech's Lawsuit Against Moderna
In February 2026, we filed a lawsuit against ModernaTX, Inc., Moderna, Inc., and Moderna US, Inc. (“Moderna”)
in the United States District Court for the District of Delaware, alleging that Moderna’s mNEXSPIKE COVID-19 vaccine infringes our U.S. Patent No. 12,133,899 and seeking monetary relief. This proceeding is currently pending.
Corporate Update
Our co-founders Prof. Ugur Sahin, M.D., (CEO) and Prof. Özlem Türeci, M.D (CMO) plan for an independent company to be established and led by them. The new company with distinct resources, operations and funding options will advance next-generation mRNA innovations. We plan to contribute related rights and mRNA technologies to the new company to enable and support the prioritized development of next-generation mRNA innovations with disruptive potential. With both companies focusing on their respective strategic priorities, we expect to maximize value for patients and shareholders alike. Our CEO and CMO will transition into the management of their new company by the end of 2026 after their current service agreements end. Our
Supervisory Board has initiated an executive search to identify successors for the positions to ensure a smooth transition and the seamless execution of our strategy.