Form 20-F/A
period 2025-12-31
BioNTech SE
filed 2026-04-01
CIK 1776985

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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
Ordinary shares, no par value, with a notional amount attributable to each share of €1 outstanding up until March 27, 2026, the most recent practicable date, no par value: 252,884,261
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

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

EXPLANATORY NOTE
This Amendment No. 1 on Form 20-F/A (the “Amendment”) amends the Annual Report on Form 20-F for the year ended December 31, 2025 of BioNTech SE (the “Company”), as originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 10, 2026 (the “Original Filing”).
This Amendment is being filed solely to correct a typographical error in the Original Filing in which an incorrect date of the opinions of EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft (PCAOB ID: 1251) was inadvertently included on pages F-7 and F-9. The updated opinions are included in this Amendment with the date corrected from March 10, 2025 to March 10, 2026. The Exhibit 15.1 that was filed with the Original Filing is not affected by this update.
Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 also includes, as Exhibits 12.1 and 12.2, the certifications of the Principal Executive Officer and Principal Financial Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, and, as Exhibits 13.1 and 13.2, the certifications of the Chief Executive Officer and the Chief Financial Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
Except as described above, and to update the most recent practicable share count on the cover page of this Amendment, no changes have been made to the Original Filing, and this Amendment does not modify, amend or update the financial or other information contained in the Original Filing. This Amendment does not reflect any events that have occurred on or after the Original Filing date.

Item 19. Exhibits

Exhibit Number	Description

12.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
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

Revenue recognition from out-licensing to collaboration partner

Description of the Matter
The Company recorded €0.6 billion in revenues from a collaboration agreement with Bristol-Myers Squibb (the BMS Collaboration Agreement) for the year ended December 31, 2025. As discussed in Note 6 to the consolidated financial statements, the terms of the BMS Collaboration Agreement include a license for the Company’s intellectual property. Amounts received under such arrangement include a non-refundable upfront payment, non-contingent anniversary payments and other contingent payments for the achievement of certain development, regulatory and commercial milestones. Based on the terms of the contract, the Company identified material rights relating to options to cancel the contract. Each material right is recognized as revenue at the point in time the collaboration partner makes use of its option or when such right expires.

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
March 10, 2026

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
/s/ EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft
Cologne, Germany
March 10, 2026

SIGNATURES
The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

BioNTech SE

Date: April 1, 2026	By:	/s/ Prof. Ugur Sahin, M.D.
Prof. Ugur Sahin, M.D.
Chief Executive Officer

Date: April 1, 2026	By:	/s/ Ramón Zapata Gomez
Ramón Zapata Gomez
Chief Financial Officer