Form 20-F/A
period 2025-12-31
BioNTech SE
filed 2026-07-30
CIK 1776985

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 2)

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
Ordinary shares, no par value, with a notional amount attributable to each share of €1 outstanding up until June 30, 2026, the most recent practicable date, no par value: 251,204,366
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

EXPLANATORY NOTE
This Amendment No. 2 on Form 20-F/A (“Amendment No. 2”) amends the Annual Report on Form 20-F for the year ended December 31, 2025 of BioNTech SE (the “Company”), as originally filed with the U.S. Securities and
Exchange Commission (the “SEC”) on March 10, 2026 (the “Original Filing”), and as amended by Amendment
No. 1 on Form 20-F/A filed with the SEC on April 1, 2026 (“Amendment No. 1”). Amendment No. 1 was filed solely to correct a typographical error in the Original Filing in which an incorrect date of the opinions of EY GmbH
& Co. KG Wirtschaftsprüfungsgesellschaft (PCAOB ID: 1251) (“EY”) was inadvertently included on pages F-7 and F-9.
In accordance with Rule 12b-15 (“Rule 12b-15”) under the Securities Exchange Act of 1934, as amended, which requires an amendment to set forth the complete text of each item being amended, this Amendment No. 2 is being filed solely to include the complete text of Item 17 of Form 20-F, including the audit opinions of EY with the corrected date and the financial statements required to be filed by Item 17. No changes have been made to the financial statements or to the audit opinions of EY other than the correction of the typographical error described above.
Pursuant to Rule 12b-15, this Amendment No. 2 also includes, as Exhibits 12.1 and 12.2, the certifications of the
Principal Executive Officer and Principal Financial Officer of the Company pursuant to Section 302 of the
Sarbanes-Oxley Act of 2002, and, as Exhibits 13.1 and 13.2, the certifications of the Chief Executive Officer and
Chief Financial Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
Except as described above, and to file an updated consent of EY as Exhibit 15.1 and to update the most recent practicable share count on the cover page of this Amendment No. 2, no changes have been made to the Original
Filing, as amended by Amendment No. 1. This Amendment No. 2 does not modify, amend or update the financial or other information contained in the Original Filing, as amended by Amendment No. 1, and does not reflect any events that have occurred on or after the Original Filing date.

Item 17. Financial Statements

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

2.4	Description of Securities of the Registrant (incorporated herein by reference to Exhibit 2.4 to the Registrant’s Annual Report on Form 20-F (File No. 001-39081), filed with the SEC on March 10, 2026)
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

8	List of Subsidiaries of the Registrant (incorporated herein by reference to Exhibit 8 to the Registrant’s Annual Report on Form 20-F (File No. 001-39081), filed with the SEC on March 10, 2026)

11.1†	Insider Trading Policy of the Company (incorporated herein by reference to Exhibit 11.1 to the Registrant’s Annual Report on Form 20-F (File No. 001-39081), filed with the SEC on March 10, 2025)
12.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft
97	Compensation Clawback Policy (incorporated herein by reference to Exhibit 97 to the Registrant’s Annual Report on Form 20-F (File No. 001-39081), filed with the SEC on March 20, 2024)
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
*Filed herewith.
†Certain information has been excluded from the exhibit because it is both (i) not material and (ii) the type of information that the Registrant treats as private or confidential.
SIGNATURES
The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

BioNTech SE

Date: July 30, 2026	By:	/s/ Prof. Ugur Sahin, M.D.
Prof. Ugur Sahin, M.D.
Chief Executive Officer

Date: July 30, 2026	By:	/s/ Ramón Zapata Gomez
Ramón Zapata Gomez
Chief Financial Officer